Form 20-F
period 2008-12-31
Seanergy Maritime Holdings Corp.
filed 2009-04-13
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                 to
COMMISSION FILE NUMBER
SEANERGY MARITIME HOLDINGS CORP.
(Exact Name of Registrant as Specified in its Charter)
Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)
1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece
(Address of principal executive offices)
Georgios Koutsolioutsos, Chairman of the Board of Directors.
Seanergy Maritime Holdings Corp.
1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
Telephone: 30 210 9638461
Fax: 30 210 9638450
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Shares of common stock, par value $0.0001 per share	Nasdaq Stock Market
Warrants to purchase shares of common stock
Securities registered or to be registered pursuant to Section 12(g) of the Act
NONE
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
NONE
We had 22,361,227 shares of common stock outstanding as of December 31, 2008.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes      ☑ No
If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes      ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes      ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Non-accelerated filer ☑	Accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☑	IFRS as issued by IASB ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17      ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes      ☑ No

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
          This annual report contains certain forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:
•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	dry bulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	the useful lives and value of our vessels;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	global and regional economic and political conditions;

•	our ability to leverage Safbulk Pty Ltd’s., or Safbulk’s, and Enterprises Shipping and Trading, S.A.’s, or EST’s, relationships and reputation in the dry bulk shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels;

•	acts of terrorism and other hostilities; and

•	other factors discussed in “Item 3D. Risk Factors.”
          The forward-looking statements contained in this annual report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Item 3D. Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and/or if and when management knows or has a reasonable basis on which to conclude that previously disclosed projections are no longer reasonably attainable.

ii

PART I
          References in this annual report to “Seanergy,” “we,” “us,” or “our company” refer to Seanergy Maritime Holdings Corp. and our subsidiaries but if the context otherwise requires, may refer only to Seanergy Maritime Holdings Corp. References in this annual report to “Seanergy Maritime” refer to our predecessor, Seanergy Maritime Corp.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
     A. Selected Financial Data
          The following selected historical statement of operations and balance sheet data were derived from the audited financial statements and accompanying notes of Seanergy as of and for the years ended December 31, 2008 and 2007 and for the period from August 15, 2006 (Inception) to December 31, 2006, included elsewhere in this annual report. Balance sheet data as of December 31, 2006 are derived from our audited financial statements not included herein. The information is only a summary and should be read in conjunction with the financial statements and related notes included elsewhere in this annual report and the sections entitled, “Item 3D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects.” The historical data included below and elsewhere in this annual report is not necessarily indicative of our future performance. See Item 4. “Information on the Company” and Item 7. “Major Shareholders and Related Party Transactions”.
          We were formed under the laws of the Republic of the Marshall Islands on January 4, 2008, as a wholly owned subsidiary of Seanergy Maritime. Seanergy Maritime was formed on August 15, 2006, under the laws of the Republic of the Marshall Islands with executive offices located in Athens, Greece. On August 28, 2008, we completed a business combination with the acquisition, through our designated nominees, of three of the six dry bulk vessels, which included two 2008-built Supramax vessels and one Handysize vessel. On that date, we took delivery of the M/V Davakis G, the M/V Delos Ranger and the M/V African Oryx. On September 11, 2008, we took delivery, through our designated nominee, of the fourth vessel, the M/V Bremen Max, a 1993-built Panamax vessel. On September 25, 2008, Seanergy took delivery, through its designated nominees, of the final two vessels, the M/V Hamburg Max, a 1994-built Panamax vessel, and the M/V African Zebra, a 1985-built Handymax vessel. Since the consummation of the business acquisition, we have provided global transportation solutions in the dry bulk shipping sector through our vessel-owning subsidiaries for a broad range of dry bulk cargoes, including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks.
          Since our vessel operations began upon the consummation of our business combination in August 2008 we cannot provide a meaningful comparison of our results of operations of the year ended December 31, 2008 to December 31, 2007. During the period from our inception to the date of our business combination, we were a development stage enterprise.

          All amounts in the tables below are in thousands of U.S. dollars, except for share data, fleet data and average daily results.

			From Inception
			(August 15, 2006) to
	Years Ended December 31,		December 31,
	2008	2007	2006
Statement of Operations Data:
Vessel revenue — related party, net	$34,453	$—	$—
Direct voyage expenses	$(151)	$—	$—
Vessel operating expenses	$(3,180)	$—	$—
Voyage expenses — related party	$(440)	$—	$—
Management fees — related party	$(388)	$—	$—
General and administration expenses	$(1,840)	$(445)	$(5)
General and administration expenses — related party	$(430)	$—	$—
Depreciation	(9,929)	—	$—
Goodwill impairment loss	$(44,795)	$—	$—
Vessels’ impairment loss	$(4,530)	$—	$—
Interest income — money market funds	$3,361	$1,948	$1
Interest and finance costs	$(4,077)	$(58)	$—
Foreign currency exchange (losses), net	$(39)	$—	$—

Net (loss)/income	$(31,985)	$1,445	$(4)

	December 31,
	2008	2007	2006

Balance Sheet Data:
Total current assets	$29,814	$235,213	$376

Vessels, net	$345,622	$—	$—

Total assets	$378,202	$235,213	$632

Total current liabilities, including current portion of long-term debt	$32,999	$5,995	$611

Long-term debt, net of current portion	$213,638	$—	$—

Total shareholders’ equity	$131,565	$148,369	$20

     B. Capitalization and Indebtedness
     Not applicable.
     C. Reasons for the Offer and Use of Proceeds
     Not applicable.

     D. Risk Factors
          An investment in our securities involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this annual report before making a decision to invest in our securities.
Risk Factors Relating to Seanergy
If we fail to manage our planned growth properly, we may not be able to successfully expand our fleet, adversely affecting our overall financial position.
          While we have no plans to immediately expand our fleet, we do intend to continue to expand our fleet in the future. Growth will depend on:
•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;

•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.
          Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We have not identified expansion opportunities, and the nature and timing of any such expansion is uncertain. We may not be successful in growing and may incur significant expenses and losses.
Our management made certain assumptions about our future operating results that may differ significantly from our actual results, which may result in shareholder claims against us or our directors.
          In connection with our business combination described in “Item 4. Information on the Company,” our management made certain assumptions about the future operating results for our business. To the extent our actual results are significantly lower than the projected results, there could be adverse consequences to us. These consequences could include potential claims by our shareholders against our directors for violating their fiduciary duties to our shareholders in recommending a transaction that was not fair to shareholders. Any such claims, even if ultimately unsuccessful, would divert financial resources and management’s time and attention from operating our business.
Our debt financing contains restrictive covenants that may limit our liquidity and corporate activities.
          The debt financing that our subsidiaries entered into with Marfin Egnatia Bank S.A. of Greece, or Marfin, on August 28, 2008 in connection with the vessel acquisition imposes, and any future loan agreements we or our subsidiaries may execute may impose, operating and financial restrictions on us or our subsidiaries. These restrictions may, subject to certain exceptions, limit our or our subsidiaries’ ability to:

•	incur additional indebtedness;

•	create liens on our or our subsidiaries’ assets;

•	sell capital stock of our subsidiaries;

•	engage in any business other than the operation of the vessels;

•	pay dividends;

•	change or terminate the management of the vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell the vessels.
          The restrictions included in our current loan agreement include financial restrictions setting:
•	The ratio of total liabilities to total assets;

•	The ratio of total net debt owed to LTM (last twelve months) EBITDA;

•	The ratio of LTM EBITDA to net interest expense;

•	The ratio of cash deposits held to total debt; and

•	A security margin, or the Security Margin Clause, whereby the aggregate market value of the vessels and the value of any additional security should be at least 135% of the aggregate of the debt financing and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained. A waiver from Marfin has been received with respect to this clause, so long as the vessels continue to be under charter and dividends and repayments of shareholders’ loans are not made without the prior written consent of Marfin.
          The financial ratios are required to be tested by us on a quarterly basis on an LTM basis.
          Therefore, we may need to seek permission from our lenders in order to engage in some important corporate actions. Our current and any future lenders’ interests may be different from our interests, and we cannot guarantee that we will be able to obtain such lenders’ permission when needed. This may prevent us from taking actions that are in our best interest.
We may recognize an impairment of our vessels and other long-lived assets due to declining charter values and oversupply of dry bulk carrier capacity.
          Dry bulk vessel values have declined both as a result of a slowdown in availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the charter rates. The decline in cargo shipments and charter rates has in turn resulted in a decline in the value of second hand vessels. During the year ended December 31, 2008, we recorded an impairment charge of $4,530,000 on our vessels and fully impaired our goodwill in the amount of $44,795,000. There can be no assurance as to how long charter rates and vessel values will remain at the current low levels or whether they will improve to any significant degree. Consequently we may have to record further impairments of our vessels.

Servicing debt will limit funds available for other purposes, including capital expenditures and payment of dividends.
          Marfin has extended to us pursuant to a financial agreement dated August 28, 2008, a term loan of up to $165,000,000 and a revolving facility in an amount equal to the lesser of $90,000,000 and an amount in dollars which when aggregated with the amount already drawn down under the term loan did not exceed 70% of the aggregate market value of our vessels. We have currently drawn down the full amount of the term loan and $54,845,000 of the revolving facility. We are required to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes, including payment of dividends. We have not yet determined whether to purchase additional vessels or incur debt in the near future for additional vessel acquisitions. If we are unable to service our debt, it could have a material adverse effect on our financial condition and results of operations.
Credit market volatility may affect our ability to refinance our existing debt, borrow funds under our revolving credit facility or incur additional debt.
          The credit markets have been experiencing extreme volatility and disruption for more than 12 months. Most recently, the volatility and disruption have reached unprecedented levels. In many cases, the markets have limited credit capacity for certain issuers, and lenders have requested shorter terms. The market for new debt financing is extremely limited and in some cases not available at all. In addition, the markets have increased the uncertainty that lenders will be able to comply with their previous commitment. If current levels of market disruption and volatility continue or worsen, we may not be able to refinance our existing debt, draw upon our revolving credit facility or incur additional debt, which may require us to seek other funding sources to meet our liquidity needs or to fund planned expansion. For example, our existing term loan and revolving credit facility are tied to the market value of the vessels whereby the aggregate market values of the vessels and the value of any additional security should be at least 135% of the aggregate of the debt financing and any amount available for drawing under the revolving facility less the aggregate amount of all deposits maintained. If the percentage is below 135%, then a prepayment of the loans may be required or additional security may be requested. A waiver from Marfin has been received against this clause, so long as the vessels continue to be under charter and dividends and repayments of shareholders’ loans are not made without the prior written consent of Marfin. We may need to seek permission from our lenders in order to make further use of our revolving credit facility, depending on the aggregate market value of vessels. We cannot assure you that we will be able to obtain debt or other financing on reasonable terms, or at all.
Increases in interest rates could increase interest payable under our variable rate indebtedness.
          We are subject to interest rate risk in connection with our variable rate indebtedness. Changes in interest rates could increase the amount of our interest payments and thus negatively impact our future earnings and cash flows. Fluctuations in interest rates could be exacerbated in future periods as a result of the current worldwide instability in the banking and credit markets. Although we do not currently have hedging arrangements for our variable rate indebtedness, we expect to hedge interest rate exposure at the appropriate time. However, these arrangements may prove inadequate or ineffective.
In the highly competitive international dry bulk shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.
          We employ our fleet in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than ours. Competition for the transportation of dry bulk cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

Because South African Marine Corporation S.A., an affiliate, or SAMC, is the sole counterparty on the time charters for all six vessels in our initial fleet, the failure of such counterparty to meet its obligations could cause us to suffer losses on such contracts, thereby decreasing revenues, operating results and cash flows.
          We have chartered all six vessels acquired as part of the vessel acquisition to SAMC, a company affiliated with members of the Restis family, and therefore will be dependent on performance by our charterer. Our charters may terminate earlier than the dates indicated in this annual report. Under our charter agreements, the events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of our charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry, the charter rates received for specific types of vessels, the ability of the charterer to obtain letters of credit from its customers and various operating expenses. It is Seanergy’s understanding that SAMC operates three of the vessels on period charters and three vessels on the spot market. The spot market is highly competitive and spot rates fluctuate significantly. Vessels operating in the spot market generate revenues that are less predictable than those on period time charters. Therefore, SAMC may be exposed to the risk of fluctuating spot dry bulk charter rates, which may have an adverse impact on its financial performance and its obligations. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows, financial condition and our ability to pay dividends.
          We cannot predict whether our charterer will, upon the expiration of its charters, re-charter our vessels on favorable terms or at all. If our charterer decides not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In the future, we may also employ our vessels in the spot charter market, which is subject to greater rate fluctuation than the time charter market.
          If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, the amounts available, if any, to pay dividends to our shareholders may be significantly reduced or eliminated.
We will not be able to take advantage of favorable opportunities in the current spot market with respect to our vessels, all of which are employed on 11 to 13 month time charters.
          All of the six vessels in our fleet are employed under medium-term time charters, with expiration dates ranging from 11 months to 13 months from the time of delivery, expiring in September 2009. Although medium-term time charters provide relatively steady streams of revenue, vessels committed to medium-term charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable.
We may not be able to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.
          Our success will depend to a significant extent upon the abilities and efforts of our management team. We currently have four executive officers, our chief executive officer, chief financial officer, secretary and general counsel and a small support staff. Our success will depend upon our ability to retain key members of our management team and the ability of our management to recruit and hire suitable employees. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations.
We are dependent on each of EST and Safbulk for the management and commercial brokerage of our fleet.
          Mr. Dale Ploughman, our chief executive officer, Ms. Christina Anagnostara, our chief financial officer, Mr. Ioannis Tsigkounakis, our secretary, and Ms. Theodora Mitropetrou, our general counsel, are our only officers, and we currently have no plans to hire additional officers. As we subcontract the management and commercial brokerage of our fleet, including crewing, maintenance and repair, to each of EST and Safbulk, both affiliates of members of the Restis family, the loss of services of, or the failure to perform by, either of these entities could materially and adversely affect our results of operations. Although we may have rights against either of these entities if they default on their obligations to us, you will have no recourse directly against them. Further, we expect that we will need to seek approval from our lenders to change our manager.
EST, Safbulk and SAMC are privately held companies and there is little or no publicly available information about them.
          The ability of EST and Safbulk to continue providing services for our benefit and for SAMC to continue performing under the charters will depend in part on their respective financial strength. Circumstances beyond our control could impair their financial strength, and because they are privately held, it is unlikely that information about their financial strength would become public unless any of these entities began to default on their respective obligations. As a result, our shareholders might have little advance warning of problems affecting EST, Safbulk or SAMC, even though these problems could have a material adverse effect on us.
We outsource the management and commercial brokerage of our fleet to companies that are affiliated with members of the Restis family, which may create conflicts of interest.
          We outsource the management and commercial brokerage of our fleet to EST and Safbulk, companies that are affiliated with members of the Restis family. Companies affiliated with members of the Restis family own and may acquire vessels that compete with our fleet. Both EST and Safbulk have responsibilities and relationships to owners other than us which could create conflicts of interest between us, on the one hand, and EST or Safbulk, on the other hand. These conflicts may arise in connection with the chartering of the vessels in our fleet versus dry bulk carriers managed by other companies affiliated with members of the Restis family.
Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues.
          The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:
•	crew strikes and/or boycotts;

•	marine disaster;

•	piracy;

•	environmental accidents;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries or adverse weather conditions.
          Any of these circumstances or events could increase our costs or lower our revenues.
Our vessels may suffer damage and we may face unexpected dry docking costs, which could adversely affect our cash flow and financial condition.
          If our vessels suffer damage, they may need to be repaired at a dry docking facility. The costs of dry dock repairs are unpredictable and can be substantial. We may have to pay dry docking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned may not be covered by insurance in full and thus these losses, as well as the actual cost of these repairs, would decrease our earnings.

Purchasing and operating second hand vessels may result in increased operating costs and vessel off-hire, which could adversely affect our earnings.
          We have inspected the second hand vessels that we acquired from the sellers and considered the age and condition of the vessels in budgeting for operating, insurance and maintenance costs. If we acquire additional second hand vessels in the future, we may encounter higher operating and maintenance costs due to the age and condition of those additional vessels.
          However, our inspection of second hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. Except for the two newly constructed vessels, we will not receive the benefit of warranties on second hand vessels.
          In general, the costs to maintain a dry bulk carrier in good operating condition increase with the age of the vessel. The average age of the four second hand vessels in our initial fleet of six dry bulk carriers that we acquired from the sellers is approximately 11 years. The two newly built vessels have a useful life of 25 years. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed dry bulk carriers due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.
          Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
Turbulence in the financial services markets and the tightening of credit may affect the ability of purchasers of dry bulk cargo to obtain letters of credit to purchase dry bulk goods, resulting in declines in the demand for vessels.
          Turbulence in the financial markets has led many lenders to reduce, and in some cases, cease to provide credit, including letters of credit, to borrowers. Purchasers of dry bulk cargo typically pay for cargo with letters of credit. The tightening of the credit markets has reduced the issuance of letters of credit and as a result decreased the amount of cargo being shipped as sellers determine not to sell cargo without a letter of credit. Reductions in cargo result in less business for charterers and declines in the demand for vessels. Any material decrease in the demand for vessels may decrease charter rates and make it more difficult for Seanergy to charter its vessels in the future at competitive rates. Reduced charter rates would reduce Seanergy’s revenues.
Rising fuel prices may adversely affect our profits.
          The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.
Our worldwide operations will expose us to global risks that may interfere with the operation of our vessels.
          We conduct our operations worldwide. Changing economic, political and governmental conditions in the countries where we are engaged in business or in the countries where we have registered our vessels, affect our operations. In the past, political conflicts, particularly in the Persian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and off the coast of Somalia. The likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could have a material adverse effect on our trade patterns and adversely affect our operations and performance.
We may not have adequate insurance to compensate us if we lose our vessels, which may have a material adverse effect on our financial condition and results of operation.
          We have procured hull and machinery insurance and protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not expect to maintain for all of our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations.
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.
          Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
We are incorporated under the laws of the Republic of the Marshall Islands and our directors and officers are non-U.S. residents, and although you may bring an original action in the courts of the Marshall Islands or obtain a judgment against us or our directors or management based on U.S. laws in the event you believe your rights as a shareholder have been infringed, it may be difficult to enforce judgments against us or our directors or management.
          We are incorporated under the laws of the Republic of the Marshall Islands, and all of our assets are, and will be, located outside of the United States. Our business is operated primarily from our executive offices in Athens, Greece. In addition, our directors and officers, are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us, or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us, or our affiliates for a cause of action arising under Marshall Islands laws, it may impracticable for you to do so given the geographic location of the Marshall Islands.
          Anti-takeover provisions in our amended and restated articles of incorporation and by-laws, as well as the terms and conditions of a Voting Agreement, could make it difficult for shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

          Several provisions of our amended and restated articles of incorporation and by-laws, as well as the terms and conditions of the Voting Agreement could make it difficult for shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.
          These provisions include those that:
•	authorize our board of directors to issue “blank check” preferred stock without shareholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	require a super-majority vote in order to amend the provisions regarding our classified board of directors with staggered, three-year terms;

•	permit the removal of any director from office at any time, with or without cause, at the request of the shareholder group entitled to designate such director;

•	allow vacancies on the board of directors to be filled by the shareholder group entitled to name the director whose resignation or removal led to the occurrence of the vacancy;

•	require that our board of directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal has caused such vacancies; and

•	prevent our board of directors from dissolving the shipping committee or altering the duties or composition of the shipping committee without an affirmative vote of not less than 80% of the board of directors.
          These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.
Our shipping committee is controlled by appointees nominated by affiliates of members of the Restis’ family, which could create conflicts of interest detrimental to us.
          Our board of directors has created a shipping committee, which has been delegated exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. Affiliates of members of the Restis family have the right to appoint two of the three members of the shipping committee and as a result such affiliates will effectively control all decisions with respect to our shipping operations that do not involve a transaction with a Restis affiliate. Messrs. Dale Ploughman, Kostas Koutsoubelis and Elias Culucundis currently serve on our shipping committee. Each of Messrs. Ploughman and Koutsoubelis also will continue to serve as officers and/or directors of other entities affiliated with members of the Restis family that operate in the dry bulk sector of the shipping industry. The dual responsibilities of members of the shipping committee in exercising their fiduciary duties to us and other entities in the shipping industry could create conflicts of interest. Although Messrs. Ploughman and Koutsoubelis intend to maintain as confidential all information they learn from one company and not disclose it to the other entities for whom they serve; in certain instances this could be impossible given their respective roles with various companies. There can be no assurance that Messrs. Ploughman and Koutsoubelis would resolve any conflicts of interest in a manner beneficial to us.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common stock or warrants.
          We will generally be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we were a PFIC for any taxable year during which a U.S. Holder (as such term is defined in the section entitled “Item 10E. Taxation — U.S. Federal Income Taxation — General”) held our common stock or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the current and expected composition of our and our subsidiaries’ assets and income, it is not anticipated that we will be treated as a PFIC. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly there can be no assurances regarding our status as a PFIC for the current taxable year or any future taxable year. See the discussion in the section entitled “Item 10E. Taxation — U.S. Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.” We urge U.S. Holders to consult with their own tax advisors regarding the possible application of the PFIC rules.
We, or any of our vessel-owning subsidiaries, may become subject to U.S. federal income taxation on our U.S. source shipping income.
          Each of the vessels acquired is operated under a time charter or voyage charter that allows the charterer to determine the vessel’s ports of call. If a vessel operates to or from the United States, a portion of the charter income from the vessel attributable to such trips may constitute “United States source gross transportation income.” We cannot predict whether we or any of our vessel-owning subsidiaries will earn any such income. United States source gross transportation income generally is subject to U.S. federal income tax at a 4% rate, unless exempt under Section 883 of the Internal Revenue Code of 1986, as amended, or the Code. Section 883 of the Code generally provides an exemption from U.S. federal income tax in respect of gross income earned by certain foreign corporations from the international operation of ships, but only if a number of requirements are met (including requirements concerning the ownership of the foreign corporation). Because of the factual nature of determining whether this tax exemption applies, it is unclear at this time whether the exemption will be available to us or any of our vessel-owning subsidiaries for any United States source gross transportation income that we or our subsidiaries might earn. In addition, the US legislature is considering bills that may have an affect on the tax imposed on us. You should consult with your own tax advisors as to the risk that we or our vessel-owning subsidiaries may be subject to U.S. federal income tax.
We, as a non-U.S. company, have elected to comply with the less stringent reporting requirements of the Exchange Act, as a foreign private issuer.
          We are a Marshall Islands company, and our corporate affairs are governed by our amended and restated articles of incorporation, the BCA and the common law of the Republic of the Marshall Islands. We provide reports under the Exchange Act as a non-U.S. company with foreign private issuer status. Some of the differences between the reporting obligations of a foreign private issuer and those of a U.S. domestic company are as follows: Foreign private issuers are not required to file their annual report on Form 20-F until six months after the end of each fiscal year while U.S. domestic issuers that are accelerated filers are required to file their annual report of Form 10-K within 75 days after the end of each fiscal year. However, in August 2008, the Securities and Exchange Commission (“SEC”), adopted changes in the content and timing of disclosure requirements for foreign private issuers, including requiring foreign private issuers to file their annual report on Form 20-F no later than four months after the end of each fiscal year, after a three-year transition period. Additionally, other new disclosure requirements that will be added to Form 20-F include disclosure of disagreements with or changes in certifying accountants, fees, payments and other charges related to American Depository Receipts, and significant differences in corporate governance practices as compared to United States issuers. In addition, foreign private issuers are not required to file regular quarterly reports on Form 10-Q that contain unaudited financial and other specified information.

          However, if a foreign private issuer makes interim reports available to shareholders, the foreign private issuer will be required to submit copies of such reports to the SEC on a Form 6-K. Foreign private issuers are also not required to file current reports on Form 8-K upon the occurrence of specified significant events. However, foreign private issuers are required to file reports on Form 6-K disclosing whatever information the foreign private issuer has made or is required to make public pursuant to its home country’s laws or distributes to its shareholders and that is material to the issuer and its subsidiaries. Foreign private issuers are also exempt from the requirements under the U.S. proxy rules prescribing the content of proxy statements and annual reports to shareholders. Although the Nasdaq Stock Market does require that a listed company prepare and deliver to shareholders annual reports and proxy statements in connection with all meetings of shareholders, these documents will not be required to comply with the detailed content requirements of the SEC’s proxy regulations. Officers, directors and 10% or more shareholders of foreign private issuers are exempt from requirements to file Forms 3, 4 and 5 to report their beneficial ownership of the issuer’s common stock under Section 16(a) of the Exchange Act and are also exempt from the related short-swing profit recapture rules under Section 16(b) of the Exchange Act. Foreign private issuers are also not required to comply with the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.
          In addition, as a foreign private issuer, we are exempt from, and you may not be provided with the benefits of, some of the Nasdaq Stock Market corporate governance requirements, including that:
•	a majority of our board of directors must be independent directors;

•	the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors;

•	our director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors; and

•	certain issuances of 20% or more of our common stock would be subject to shareholder approval.
          As a result, our independent directors may not have as much influence over our corporate policy as they would if we were not a foreign private issuer.
          As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. company.
The Republic of Marshall Islands has no bankruptcy act.
          The Republic of Marshall Islands has no bankruptcy, insolvency or any similar act that governs the liquidation or rehabilitation of an insolvent debtor, and thus the Marshall Islands may not have a sound legal framework and corresponding caliber of professional legal infrastructure to adequately address or recognize the rights and needs of domestic or foreign creditors and investors. It does have a little-used device pursuant to which, at the request of a judgment creditor, a court can appoint a receiver to either run or wind up the affairs of a corporation. A court can also appoint a trustee if a corporation files for dissolution to wind up the affairs. Finally, it would be possible for a Marshall Islands court to apply the law of any jurisdiction with laws similar to those of the Marshall Islands, such as those of the United States. There can be no assurance, however, that a Marshall Islands court would apply the insolvency laws, including, without limitation, the priority schemes, of the United States or of any other foreign country, in the event of the Company’s insolvency, and thus it is difficult to predict the outcome of any such proceedings. Additionally, to the extent the Company has creditors or assets in countries other than the Marshall Islands, there can be no assurance that a foreign court would recognize and extend comity to the Marshall Islands insolvency proceedings.

Investors should not rely on an investment in us if they require dividend income. It is not certain that we will pay a dividend and the only return on an investment in us may come from appreciation of our common stock, if any.
          Although we had initially expressed an intent to pay dividends, we have temporarily suspended the payment of all dividends based on restrictions placed on us by our senior lender and our board’s determination that such suspension would be in the best interest of our shareholders. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace, such as funding our operations, acquiring vessels or servicing debt.
          In addition, the declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will be in the discretion of our board of directors and be dependent on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.
We are a holding company and will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy financial obligations or to make dividend payments.
          We are a holding company and our subsidiaries, all of which are, or upon their formation will be, wholly owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to pay dividends.
You may experience dilution as a result of the exercise of our Warrants, conversion of the Note and issuance of our common stock upon meeting certain EBITDA thresholds.
          We have 38,984,667 warrants to purchase shares of our common stock issued and outstanding at an exercise price of $6.50 per share. In addition, we have assumed Seanergy Maritime’s obligation to issue 1,000,000 shares of common stock and warrants to purchase 1,000,000 shares of our common stock under the unit purchase option it granted the underwriter in its initial public offering at an exercise price of $12.50 per unit. We also have outstanding the Note that is convertible into 2,260,000 shares of our common stock and are required to issue up to 4,308,075 shares of our common stock contingent upon meeting certain EBITDA thresholds. As a result, you may experience dilution if our outstanding warrants, the underwriter’s unit purchase option or the warrants underlying the underwriter’s unit purchase option are exercised, the Note is converted or the EBITDA threshold is met.
The Restis affiliate shareholders hold approximately 71.93% of our outstanding common stock and the founding shareholders of Seanergy Maritime hold approximately 14.72% of our outstanding common stock. If we achieve certain earnings targets and the Restis affiliate shareholders convert the Note into shares of our common stock, the Restis affiliate shareholders may receive an additional 6,568,075 of our outstanding common stock within two years after the closing of the vessel acquisition. This may limit your ability to influence our actions.
          As of April 7, 2009, the total beneficial ownership of the Restis family, including shares actually owned, shares issuable upon exercise of warrants exercisable within 60 days and shares governed by the Voting Agreement, in Seanergy was 84.12%. Between the period commencing on May 20, 2008 when the Restis affiliate shareholders became shareholders of Seanergy Maritime and the date of this annual report, the Restis affiliate shareholders beneficial ownership interest has increased as a result of the following: (i) the determination to purchase shares of Seanergy Maritime’s common stock because a substantial number of shareholders were likely to vote against the approval of the proposed vessel acquisition in which the Restis affiliate shareholders had an interest, which resulted in the purchase of 8,929,781 shares of our common stock; (ii) the decrease in the number of shares outstanding for Seanergy resulting from shareholders electing to have their shares redeemed upon the consummation of the vessel acquisition; (iii) the increase of 8,008,334 shares deemed beneficially owned resulting from the warrants becoming exercisable upon the consummation of the vessel acquisition; and (iv) the determination to purchase shares for investment purposes, which resulted in the purchase of 4,454,134 shares of our common stock.
          The Restis affiliate shareholders own approximately 71.93% of our outstanding common stock (including 70,000 shares of common stock owned by Argonaut SPC, a fund whose investment manager is an affiliate of members of the Restis family), or approximately 39.49% of our outstanding capital stock on a fully diluted basis, assuming exercise of all outstanding Warrants. Assuming issuance of the earn-out shares and conversion of the Note, the Restis affiliate shareholders will own approximately 78.28% of our outstanding common stock, or approximately 45.17% of our outstanding common stock on a fully diluted basis, assuming exercise of all outstanding Warrants. The founding shareholders of Seanergy Maritime own approximately 14.72% of our outstanding common stock, or 17.83% of our outstanding capital stock on a fully diluted basis. In addition, we have entered into the Voting Agreement with the Restis affiliate shareholders and the founding shareholders of Seanergy Maritime whereby the Restis affiliate shareholders and founding shareholders will jointly nominate our board of directors. Collectively, the parties to the Voting Agreement own 86.65% of our outstanding common stock, or approximately 57.32% on a fully diluted basis. Our major shareholders have the power to exert considerable influence over our actions and matters which require shareholder approval, which limits your ability to influence our actions.
The market price of our common stock may in the future be subject to significant fluctuations.
          The market price of our common stock may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could in the future affect our stock price are:
•	Quarterly variations in our results of operations;

•	changes in sales or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions; and

•	domestic and international economic, market and currency factors unrelated to our performance.
          In addition, in recent months, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the dry bulk shipping industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price.

Because we expect to generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.
          We expect to generate substantially all of our revenues in U.S. dollars but certain of our expenses will be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to these other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value could increase, decreasing our net income and cash flow from operations. For example, during 2007, the value of the U.S. dollar declined by approximately 10.51% as compared to the Euro and increased approximately 4.26% during 2008.
Industry Risk Factors Relating to Seanergy
The dry bulk shipping industry is cyclical and volatile, and this may lead to reductions and volatility of charter rates, vessel values and results of operations.
          The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates likely will cause the value of the vessels that we own, to decline and we may not be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or meet our obligations. The factors affecting the supply and demand for dry bulk carriers are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in dry bulk shipping market conditions are also unpredictable.
          Factors that influence demand for seaborne transportation of cargo include:
•	demand for and production of dry bulk products;

•	the distance cargo is to be moved by sea;

•	global and regional economic and political conditions;

•	environmental and other regulatory developments; and

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced and cargoes are used.
          The factors that influence the supply of vessel capacity include:
•	the number of new vessel deliveries;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	price of steel;

•	number of vessels that are out of service;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	port or canal congestion.
          We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the world’s dry bulk carrier fleet and the sources and supply of cargo to be transported by sea. If the global vessel capacity increases in the dry bulk shipping market, but the demand for vessel capacity in this market does not increase or increases at a slower rate, the charter rates could materially decline. Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.
Future growth in dry bulk shipping will depend on a return to economic growth in the world economy that exceeds growth in vessel capacity. A decline in charter rates would adversely affect our revenue stream and could have an adverse effect on our financial condition and results of operations.
          Charter rates for the dry bulk carriers have been at extremely low rates recently mainly due to the current global financial crisis which is also affecting this industry. We anticipate that future demand for our vessels, and in turn future charter rates, will be dependent upon a return to economic growth in the world’s economy, particularly in China and India, as well as seasonal and regional changes in demand and changes in the capacity of the world’s fleet. The world’s dry bulk carrier fleet is expected to increase in 2009 as a result of scheduled deliveries of newly constructed vessels but will be leveled off by higher forecasts for scrapping of existing vessels as compared to 2008. A return to economic growth in the world economy that exceeds growth in vessel capacity will be necessary to sustain current charter rates. There can be no assurance that economic growth will not continue to decline or that vessel scrapping will occur at an even lower rate than forecasted.
          Despite Seanergy’s current strong charter revenue as a result of current charter agreements being secured for 11-13 months which are currently at above market value, there is a risk that due to the current volatility in the dry bulk sector, which is primarily caused by among other things, a decrease in letters of credit being provided, significant drop in demand for goods being shipped, reduction in volumes of goods and cancellation of orders, there is a possibility that charterers could seek to renegotiate the time charter rates either currently or at the time the charters expire in September 2009. A decline in charter rates would adversely affect our revenue stream and could have a material adverse effect on our business, financial condition and results of operations.
Significant volatility in the world economy could have a material adverse effect on our business, financial position and results of operations.
          Our vessels are engaged in global seaborne transportation of commodities, involving the loading or discharging of raw materials and semi-finished goods around the world. As a result, significant volatility in the world economy and negative changes in global economic conditions, may have an adverse effect on our business, financial position and results of operations, as well as future prospects. In particular, in recent years China has been one of the fastest growing economies in terms of gross domestic product. Given the current global conditions, the Chinese economy has experienced slowdown and stagnation and there is no assurance that continuous growth will be sustained or that the Chinese economy will not experience further contraction or stagnation in the future. Moreover, any further slowdown in the U.S. economy, the European Union or certain other Asian countries may continue to adversely affect world economic growth. Negative world economic conditions may result in global production cuts, changes in the supply and demand for the seaborne transportation of dry bulk goods, downward adjusted pricings for goods and freights and cancellation of transactions/orders placed. As a result, our future revenues and net income, may be materially reduced, and our future prospects may be materially affected, by a continuous global economic downturn.
An oversupply of dry bulk carrier capacity may lead to reductions in charter rates and our profitability.
          The market supply of dry bulk carriers, primarily Capesize and Panamax vessels, has been increasing, and the number of such dry bulk carriers on order is near historic highs. Newly constructed vessels were delivered and are expected to continue in significant numbers starting at the beginning of 2006 through 2009. As of December 2008, newly constructed vessels orders had been placed for an aggregate of more than 72% of the current global dry bulk fleet, with deliveries expected during the next 36 months. An oversupply of dry bulk carrier capacity may result in a reduction of our charter rates. If such a reduction occurs, when our vessels’ current charters expire or terminate, we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all. In turn, this may result in the need to take impairment charges on one or more of our vessels.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.
          The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Although limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces, many of the reforms are experimental and may be subject to change or abolition. We cannot assure you that the Chinese government will continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, financial condition and operating results.
An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations.
          A significant number of the port calls made by our vessels may involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China or India, may have an adverse effect on our future business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience contraction in the future. In particular, in recent months, the demand for dry bulk goods from emerging markets, such as China and India, has significantly declined as growth projections for these nations’ economies have been adjusted downwards. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Our business, financial position and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.
We may become dependent on spot charters in the volatile shipping markets which may have an adverse impact on stable cash flows and revenues.
          We may employ one or more of our vessels on spot charters, including when time charters on vessels expire. The spot charter market is highly competitive and rates within this market are subject to volatile fluctuations, while longer-term period time charters provide income at predetermined rates over more extended periods of time. If we decide to spot charter our vessels, there can be no assurance that we will be successful in keeping all our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates could affect the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and dividends to our shareholders could be impaired.
Our operations are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends.
          We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results, which could affect the amount of dividends that we pay to our shareholders from period to period. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues of dry bulk carrier operators in general have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, been stronger in fiscal quarters ended December 31 and March 31. This seasonality may materially affect our operating results and cash available for dividends.
We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
          Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially and adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.
          The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires vessel owners, vessel managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of our vessels is ISM code-certified but we cannot assure that such certificate will be maintained indefinitely.
          We maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic incident exceeded our insurance coverage, it could have a material adverse effect on our financial condition and results of operations.
The operation of dry bulk carriers has particular operational risks which could affect our earnings and cash flow.
          The operation of certain vessel types, such as dry bulk carriers, has certain particular risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could result in loss of life, vessel and/or cargo and negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.
If any of our vessels fails to maintain its class certification and/or fails any annual survey, intermediate survey, dry docking or special survey, it could have a material adverse impact on our financial condition and results of operations.
          The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for the

Safety of Life at Sea, or SOLAS. Our vessels are classed with one or more classification societies that are members of the International Association of Classification Societies.
          A vessel must undergo annual surveys, intermediate surveys, dry dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessels.
          Currently, the African Zebra entered its scheduled dry dock on February 24, 2009, which is expected to be completed by the end of April 2009, and the Hamburg Max is scheduled to be dry docked in April 2009. The costs of such dry dockings are expected to aggregate between $2.1 million and $2.7 million.
          If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
Because our seafaring employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.
          Our vessel-owning subsidiaries employ a large number of seafarers. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.
Maritime claimants could arrest our vessels, which could interrupt its cash flow.
          Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted which would have a material adverse effect on our financial condition and results of operations.
          In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels.
Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
          A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our financial condition and results of operations.
Because we operate our vessels worldwide, terrorism and other events outside our control may negatively affect our operations and financial condition.
          Because we operate our vessels worldwide, terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.
          Terrorist attacks and armed conflicts may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our financial condition.
ITEM 4. INFORMATION ON THE COMPANY
Our Organization and Corporate Structure
          We were formed under the laws of the Republic of the Marshall Islands on January 4, 2008, as a wholly owned subsidiary of Seanergy Maritime. Seanergy Maritime was formed on August 15, 2006, under the laws of the Republic of the Marshall Islands with executive offices located in Athens, Greece. Since the consummation of the business acquisition, we have provided global transportation solutions in the dry bulk shipping sector through our vessel-owning subsidiaries for a broad range of dry bulk cargoes, including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks.
Business Combination
          On August 28, 2008, we completed the acquisition, through our designated nominees, of three of the six dry bulk vessels, which included two 2008-built Supramax vessels and one Handysize vessel. On that date, we took delivery of the M/V Davakis G, the M/V Delos Ranger and the M/V African Oryx. On September 11, 2008, we took delivery, through our designated nominee, of the fourth vessel, the M/V Bremen Max, a 1993-built Panamax vessel. On September 25, 2008, Seanergy took delivery, through its designated nominees, of the final two vessels, the M/V Hamburg Max, a 1994-built Panamax vessel, and the M/V African Zebra, a 1985-built Handymax vessel.
          The business combination was accounted for under the purchase method of accounting and accordingly the assets (vessels) acquired have been recorded at their fair values. No liabilities were assumed nor were other tangible assets acquired. The results of the vessel operations are included in our consolidated statement of operations from August 28, 2008.
          The aggregate acquisition cost, including direct acquisition costs, amounted to $404,876,000. These purchase prices do not include any amounts that would result from the earn-out of the 4,308,075 shares of our common stock. The fair value of our tangible assets acquired as of August 28, 2008 amounted to $360,081,000. The premium (non tax deductible goodwill) over the fair value of our vessels acquired amounting to $44,795,000 arose as a result of the decline in the market value of the vessels between the date of entering into the agreements to purchase the business (May 20, 2008) and the actual business combination date (August 28, 2008). There were no other identifiable assets or liabilities.
          We performed our annual impairment testing of goodwill as at December 31, 2008. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since September 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. As a result of the impairment test performed on goodwill, we recorded an impairment charge of $44,795,000.

Vessel Acquisition
          We are a holding company that owns our vessels through separate wholly owned subsidiaries. On August 26, 2008, shareholders of Seanergy Maritime approved a proposal to acquire a business comprising of six dry bulk carriers from six entity sellers that are controlled by members of the Restis family, including two newly built vessels. This acquisition was made pursuant to the Master Agreement and the several memoranda of agreement, or MOAs, in which we agreed to purchase these vessels for an aggregate purchase price of (i) $367,030,750 in cash to the sellers, (ii) $28,250,000 (face value) in the form of the Note, which is convertible into 2,260,000 shares of our common stock, issued to the Restis affiliate shareholders as nominees for the sellers, and (iii) up to an aggregate of 4,308,075 shares of our common stock issued to the Restis affiliate shareholders as nominees for the sellers, subject to us meeting an EBITDA target of $72 million to be earned between October 1, 2008 and September 30, 2009. The Restis affiliate shareholders, United Capital Investment Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc., and the sellers are owned and controlled by the following members of the Restis family: Victor Restis, Bella Restis, Katia Restis and Claudia Restis. The Restis affiliate shareholders are four personal investment companies. Each company is controlled by one of these four individuals. Each seller is a single purpose entity organized for the purpose of owning and operating one of the six dry bulk carriers sold pursuant to the terms of the Master Agreement and the individual related MOA. Following the sale of the vessels under the Master Agreement and related MOAs, the sellers have had no further operations. The Restis affiliate shareholders purchased shares of Seanergy Maritime’s common stock from two of Seanergy Maritime’s original founders, Messrs. Panagiotis and Simon Zafet, and serve as nominees of the sellers for purposes of receiving payments under the Note and the shares issuable upon meeting the EBITDA targets described above. The Restis affiliate shareholders do not have any direct participation in our operations as they are not officers, directors or employees of Seanergy. Pursuant to the terms of the Voting Agreement, the Restis affiliate shareholders have the right to nominate members to our Board of Directors and to appoint officers as described more fully below.
          The Master Agreement also provided that Seanergy Maritime and Seanergy cause their respective officers to resign as officers, other than Messrs. Ploughman and Koutsolioutsos, and the Restis affiliate shareholders have the right to appoint such other officers as they deem appropriate in their discretion. The Master Agreement also required that directors resign and be appointed so as to give effect to the Voting Agreement. Pursuant to the Master Agreement, Seanergy Maritime and Seanergy also established shipping committees of three directors and delegated to them the exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. Messrs. Ploughman, Koutsoubelis and Culucundis were appointed to such committees. In addition, in connection with the Master Agreement, Seanegy Management Corp., entered into a management agreement with EST and a brokerage agreement with Safbulk, whereby Seanergy agreed to outsource the management and commercial brokerage of its fleet to affiliates of the Restis family.
Dissolution and Liquidation
          On August 26, 2008, shareholders of Seanergy Maritime also approved a proposal for the dissolution and liquidation of Seanergy Maritime (the “dissolution and liquidation,” which was originally filed with the SEC on June 17, 2008, subsequently amended on July 31, 2008 and supplemented on August 22, 2008). Seanergy Maritime proposed the dissolution and liquidation because following the vessel acquisition, Seanergy Maritime was no longer needed and its elimination would save substantial accounting, legal and compliance costs related to the U.S. federal income tax filings necessary because of Seanergy Maritime’s status as a partnership for U.S. federal income tax purposes.
          In connection with the dissolution and liquidation of Seanergy Maritime, on January 27, 2009, Seanergy Maritime filed Articles of Dissolution with the Registrar of Corporations of the Marshall Islands in accordance with Marshall Islands law and distributed to each holder of shares of common stock of Seanergy Maritime one share of our common stock for each share of Seanergy Maritime common stock owned by such shareholders. All outstanding warrants and the underwriter’s unit purchase option of Seanergy Maritime concurrently become our obligation and became exercisable to purchase our common stock. Following the dissolution and liquidation of Seanergy Maritime, our common stock and warrants began trading on the Nasdaq Stock Market on January 28, 2009. For purposes of this annual report all share data and financial information for the period prior to January 27, 2009 is that of Seanergy Maritime.

Seanergy’s Fleet
          We own and operate, through our vessel-owning subsidiaries, six dry bulk carriers, including two newly built vessels, that transport a variety of dry bulk commodities. The following table provides summary information about our fleet.

					Term of	Daily Time Charter
					Time Charter	Hire
Vessel(1)	Vessel-Owning Subsidiary(2)	Type	Dwt	Year Built	Party(3)	Rates(4)(5)

African Oryx	Cynthera Navigation Ltd.	Handysize	24,110	1997	11-13 months	$30,000
African Zebra	Waldeck Maritime Co.	Handymax	38,623	1985	11-13 months	$36,000
Bremen Max	Martininque Int’l Corp.	Panamax	73,503	1993	11-13 months	$65,000
Hamburg Max	Harbour Business Int’l Corp.	Panamax	72,338	1994	11-13 months	$65,000
Davakis G.	Amazons Management Inc.	Supramax	54,051	2008	11-13 months	$60,000
Delos Ranger	Lagoon Shipholding Ltd.	Supramax	54,051	2008	11-13 months	$60,000

Total			316,676

(1)	Each vessel is registered in the Bahamas except the M/V Bremen Max and the M/V Hamburg Max, which are registered in the Isle of Man.

(2)	These are the vessel-owning subsidiaries that own and operate the vessels.

(3)	The charters expire in September 2009.

(4)	Daily time charter rates represent the hire rates that SAMC pays to charter the respective vessels from Seanergy’s vessel-owning subsidiaries.

(5)	All charter hire rates are inclusive of a commission of 1.25% payable to Safbulk, as commercial broker, and 2.5% address commission payable to SAMC, as charterer. Address commission is a commission payable by the ship owner to the charterer, expressed as a percentage of freight or hire. Address commission is a standard commission that most charterers invoke when they enter into a contract with a tonnage supplier. The commission is used by the charterer to defray some of his voyage management costs. In return, the charterers’ agents, which owners are obliged to use, invariably do not charge the owners for their services when handling the owners’ normal husbandry matters.
          The global dry bulk carrier fleet is divided into three categories based on a vessel’s carrying capacity. These categories are:
          • Panamax. Panamax vessels have a carrying capacity of between 60,000 and 100,000 dwt. These vessels are designed to meet the physical restrictions of the Panama Canal locks (hence their name “Panamax” — the largest vessels able to transit the Panama Canal, making them more versatile than larger vessels). These vessels carry coal, grains, and, to a lesser extent, minerals such as bauxite/alumina and phosphate rock. As the availability of capesize vessels has dwindled, panamaxes have also been used to haul iron ore cargoes.
          • Handymax/Supramax. Handymax vessels have a carrying capacity of between 30,000 and 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. The standard vessels are usually built with 25-30 ton cargo gear, enabling them to discharge cargo where grabs are required (particularly industrial minerals), and to conduct cargo operations in countries and ports with limited infrastructure. This type of vessel offers good trading flexibility and can therefore be used in a wide variety of bulk and neobulk trades, such as steel products. Supramax are a sub-category of this category typically having a cargo carrying capacity of between 50,000 and 60,000 dwt.
          • Handysize. Handysize vessels have a carrying capacity of up to 30,000 dwt. These vessels are almost exclusively carrying minor bulk cargo. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.
          The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet. The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers which in turn is influenced by trends in the global economy.
Charter Party Agreements
          Pursuant to individual charter party agreements dated May 26, 2008 between SAMC and each of Seanergy’s vessel-owning subsidiaries, Cynthera Navigation Ltd. (vessel African Oryx), Waldeck Maritime Co. (vessel African Zebra), Martinique Intl. Corp. (vessel Bremen Max), Harbour Business Intl. Corp. (vessel Hamburg Max), Amazons Management Inc. (vessel Davakis G.) and Lagoon Shipholding Ltd. (vessel Delos Ranger), all of Seanergy’s vessels are chartered under daily fixed rates from the time of their delivery and for a period of 11-13 months time charter. The daily gross charter rates paid by SAMC are $30,000, $36,000, $65,000, $65,000, $60,000 and $60,000, respectively. All charter rates are inclusive of a commission of 1.25% payable to Safbulk as commercial broker and 2.5% to SAMC as charterer. SAMC sub charters these vessels in the market and takes the risk that the rate it receives is better than the period rate it is paying Seanergy. SAMC, like other operators, manages its tonnage operations through a mix of time period charters (medium to long) and spot charters. It is Seanergy’s understanding that SAMC operates three of the vessels on period charters and three vessels in the spot market.
          A vessel trading in the spot market may be employed under a voyage charter or a time charter of short duration, generally less than three months. A time charter is a contract to charter a vessel for an agreed period of time at a set daily rate. A voyage charter is a contract to carry a specific cargo for a per ton carry amount. Under voyage charters, Seanergy would pay voyage expenses such as port, canal and fuel costs. Under time charters, the charterer would pay these voyage expenses. Under both types of charters, Seanergy would pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. Seanergy would also be responsible for each vessel’s intermediate dry docking and special survey costs. Alternatively, vessels can be chartered under “bareboat” contracts whereby the charterer is responsible for the vessel’s maintenance and operations, as well as all voyage expenses. Currently, we have employed our vessels for 11 to 13 month time charters, expiring on September 30, 2009.
          Vessels operating on time charter provide more predictable cash flows, but can yield lower profit margins, than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable Seanergy to increase profit margins during periods of increasing dry bulk rates. However, Seanergy would then be exposed to the risk of declining dry bulk rates, which may be higher or lower than the rates at which Seanergy chartered its vessels. Seanergy constantly evaluates opportunities for time charters, but only expects to enter into additional time charters if it can obtain contract terms that satisfy its criteria.
          SAMC is an affiliate of the Restis family. It is involved in the chartering of a fleet of 15 vessels, including the Seanergy fleet.
Management of the Fleet
          We currently have only four executive officers, Mr. Dale Ploughman, our chief executive officer, Ms. Christina Anagnostara, our chief financial officer, Mr. Ioannis Tsigkounakis, our secretary, and Ms. Theodora Mitropetrou, our general counsel and a small support staff. We intend to employ such number of additional shore-based executives and employees as may be necessary to ensure the efficient performance of our activities.
          We outsource the commercial brokerage and management of our fleet to companies that are affiliated with members of the Restis family. The commercial brokerage of our fleet has been contracted out to Safbulk and the management of our fleet has been contracted out to EST. Both of these entities are controlled by members of the Restis family.

Brokerage Agreement
          Under the terms of the Brokerage Agreement entered into by Safbulk, as exclusive commercial broker, with Seanergy Management Corp., or Seanergy Management, Safbulk provides commercial brokerage services to our subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The Brokerage Agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.
Management Agreement
          Under the terms of the Management Agreement entered into by EST, as manager of all vessels owned by Seanergy’s subsidiaries, with Seanergy Management, EST performs certain duties that include general administrative and support services necessary for the operation and employment of all vessels owned by all subsidiaries of Seanergy, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Seanergy’s instructions, sale and purchase of vessels.
          Under the terms of the Management Agreement, EST was initially entitled to receive a daily fee of Euro 416.00 per vessel until December 31, 2008, which fee may thereafter be increased annually by an amount equal to the percentage change during the preceding period in the Harmonised Indices of Consumer Prices All Items for Greece published by Eurostat from time to time. Such fee is payable monthly in advance on the first business day of each following month. The fee has been increased to Euro 425.00 per vessel through December 31, 2009.
          EST is also an affiliate of members of the Restis family. EST has been in business for over 34 years and manages approximately 95 vessels (inclusive of new vessel build supervision), including the fleet of vessels of affiliates of members of the Restis family. As with Safbulk, we believe that EST has achieved a strong reputation in the international shipping industry for efficiency and reliability and has achieved economies of scale that should result in the cost effective operation of our vessels.
          The Management Agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.
          Safbulk, EST, SAMC, Waterfront S.A., or Waterfront, the sellers of the vessels that we acquired and the Restis affiliate shareholders are affiliates of members of the Restis family. The Restis family has been engaged in the international shipping industry for more than 40 years, including the ownership and operation of more than 60 vessels in various segments of the shipping industry, including cargo and chartering interests. The separate businesses controlled by members of the Restis family, when taken together, comprise one of the largest independent shipowning and management groups in the dry bulk sector of the shipping industry. We believe we benefit from their extensive industry experience and established relationships of the separate businesses controlled by members of the Restis family in respect of the management and chartering of the vessels in our initial fleet. We believe that Safbulk has achieved a strong reputation in the international shipping industry for efficiency and reliability that should create new employment opportunities for us with a variety of well known charterers.
Shipping Committee
          We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that the Restis family board appointees bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, will not be delegated to the shipping committee but instead will be considered by our entire board of directors. The shipping committee is comprised of three directors. In accordance with the Voting

Agreement, the Master Agreement and the amended and restated by-laws of Seanergy, two of the directors are nominated by the Restis affiliate shareholders and one of the directors is nominated by the founding shareholders of Seanergy Maritime. The initial members of the shipping committee are Messrs. Dale Ploughman and Kostas Koutsoubelis, who are the Restis affiliate shareholders’ nominees, and Mr. Elias M. Culucundis, who is the founding shareholders’ nominee. The Voting Agreement further requires that the directors appoint the selected nominees and that the directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal caused the vacancy.
Distinguishing Factors and Business Strategy
          The international dry bulk shipping industry is highly fragmented and is comprised of approximately 6,300 ocean-going vessels of tonnage size greater than 10,000 dwt which are owned by approximately 1,500 companies. Seanergy competes with other owners of dry bulk carriers, some of which may have a different mix of vessel sizes in their fleet. It has, however, identified the following factors that distinguish it in the dry bulk shipping industry.
•	Extensive Industry Visibility. Seanergy’s management and directors have extensive shipping and public company experience as well as relationships in the shipping industry and with charterers in the coal, steel and iron ore industries. Seanergy capitalizes on these relationships and contacts to gain market intelligence, source sale and purchase opportunities and identify chartering opportunities with leading charterers in these core commodities industries, many of whom consider the reputation of a vessel owner and operator when entering into time charters.

•	Established Customer Relationships. Seanergy believes that its directors and management team have established relationships with leading charterers and a number of chartering, sales and purchase brokerage houses around the world. Seanergy believes that its directors and management team have maintained relationships with, and have achieved acceptance by, major national and private industrial users, commodity producers and traders.

•	Experienced and Dedicated Management Team. Seanergy believes that the members of its management team have developed strong industry relationships with leading charterers, shipbuilders, insurance underwriters, protection and indemnity associations and financial institutions. Additionally, Seanergy’s management team comes equipped with extensive public company experience and with a successful track record of creating shareholder value. All of its officers dedicate the necessary amount of time and effort to fulfill their obligations to Seanergy and its shareholders.

•	Highly efficient operations. Seanergy believes that its directors’ and executive officers’ long experience in third-party technical management of dry bulk carriers enable Seanergy to maintain cost-efficient operations. Seanergy actively monitors and controls vessel operating expenses while maintaining the high quality of its fleet through regular inspections, comprehensive planned maintenance systems and preventive maintenance programs and by retaining and training qualified crew members.

•	Balanced Chartering Strategies. All of Seanergy’s vessels are under medium-term charters with terms of 11 to 13 months and provide for fixed semi-monthly payments in advance. Seanergy believes that these charters will provide it with high fleet utilization and stable revenues. Seanergy may in the future pursue other market opportunities for its vessels to capitalize on favorable market conditions, including entering into short-term time and voyage charters, pool arrangements or bareboat charters.

•	Focused Fleet Profile. Seanergy focuses on the medium size segments of the dry bulk sector such as Panamax, Handymax/Supramax and Handysize dry bulk carriers. However, it may consider dry bulk carriers of other sizes if the market conditions and other financial considerations make the acquisition of such vessel sizes attractive. Furthermore, Seanergy’s targeted fleet profile enables it to serve its customers in both major and minor bulk trades. Seanergy’s vessels are able to trade worldwide in a multitude of trade routes carrying a wide range of cargoes for a number of industries. Seanergy’s dry bulk carriers can carry coal and iron ore for energy and steel production as well as grain and steel products, fertilizers, minerals, forest products, ores, bauxite, alumina, cement and other cargoes. Seanergy’s fleet includes sister ships. Operating sister and similar ships provides Seanergy with operational and scheduling flexibility, efficiencies in employee training and lower inventory and maintenance expenses. Seanergy believes that operating sister ships allows it to maintain lower operating costs and streamline its operations.

•	High Quality Fleet. Seanergy believes that its ability to maintain and increase its customer base depends largely on the quality and performance of its fleet. Seanergy believes that owning a high quality fleet reduces operating costs, improves safety and provides it with a competitive advantage in obtaining employment for its vessels. Seanergy carries out regular inspections and maintenance of its fleet in order to maintain its high quality.

•	Fleet Growth Potential. Seanergy has the right of first refusal to acquire two additional vessels from affiliates of members of the Restis family on or prior to the second anniversary of the initial closing of the vessel acquisition. However, given the current situation of the dry bulk market it is unlikely that these vessels will be offered up for sale. Furthermore, Seanergy intends to acquire additional dry bulk carriers or enter into new vessel construction contracts through timely and selective acquisitions of vessels in a manner that it determines would be accretive to cash flow. Seanergy is currently in a period of consolidation as it transitions into an operating company, and it has not identified any expansion opportunities. Accordingly, the timing and terms of any such expansion are uncertain. Seanergy expects to fund acquisitions of additional vessels using amounts borrowed under its credit facility, future borrowings under other agreements as well as with proceeds from the exercise of the Warrants, if any, or through other sources of debt and equity. However, there can be no assurance that Seanergy will be successful in obtaining future funding or that any or all of the Warrants will be exercised.
The Dry Bulk Shipping Industry
          The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.
          The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. Demand for dry bulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for dry bulk carrier capacity, the Company believes that dry bulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives.
Charter Hire Rates
          Charter hire rates fluctuate by varying degrees among dry bulk carrier size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Therefore, charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller dry bulk carriers. Accordingly, charter rates and vessel values for those vessels are subject to less volatility.
          Charter hire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different dry bulk carrier categories. However, because demand for larger dry bulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.
          In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption.
          In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as commencement and termination regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.
          Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.
          Recent Significant Decline in Dry Bulk Charter Hire Rates
          The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax and Handymax dry bulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October alone. The general decline in the dry bulk carrier charter market is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.
Vessel Prices
          Dry bulk vessel values have declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. Consistent with these trends, the market value of our dry bulk carriers has declined. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve to any significant degree. Charter rates may remain at depressed levels for some time which will adversely affect our revenue and profitability.
Properties
          Seanergy leases its executive office space in Athens, Greece pursuant to the terms of a sublease agreement between Seanergy Management and Waterfront, a company which is beneficially owned by Victor Restis. The sublease fee is EURO 504,000 per annum, or EURO 42,000 per month. The initial term is from November 17, 2008 to November 16, 2011. Seanergy has the option to extend the term until February 2, 2014. The premises are approximately 1,000 square meters in a prime location in the Southern suburbs of Athens. The agreement includes furniture, parking space and building maintenance. Seanergy Management has been granted Ministerial Approval (issued in the Greek Government Gazette) for the establishment of an office in Greece under Greek Law 89/67 (as amended).
Competition
          Seanergy operates in markets that are highly competitive and based primarily on supply and demand. Seanergy competes for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation. Safbulk negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. Seanergy competes primarily with other owners of dry bulk carriers in the Panamax, Handymax/Supramax and Handysize sectors. Ownership of dry bulk carriers is highly fragmented and is divided among state controlled and independent bulk carrier owners.
Environmental and Other Regulations
          Government regulation significantly affects the ownership and operation of Seanergy’s vessels. The vessels are subject to international conventions, national, state and local laws and regulations in force in the countries in which Seanergy’s vessels may operate or are registered.

          A variety of governmental and private entities subject Seanergy’s vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Certain of these entities require Seanergy to obtain permits, licenses and certificates for the operation of its vessels.
          Failure to maintain necessary permits or approvals could cause Seanergy to incur substantial costs or temporarily suspend operation of one or more of its vessels.
          Seanergy believes that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Seanergy is required to maintain operating standards for all of its vessels that emphasize operational safety, quality maintenance, continuous training of its officers and crews and compliance with United States and international regulations. Seanergy believes that the operation of its vessels is in substantial compliance with applicable environmental laws and regulations applicable to Seanergy.
International Maritime Organization
          The IMO has negotiated international conventions that impose liability for oil pollution in international waters and in each signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Seanergy’s fleet has conformed to the Annex VI regulations. In February 2007, the United States proposed a series of amendments to Annex VI regarding particulate matter, NOx and SOx emission standards. The proposed emission program would reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems. On June 28, 2007, the World Shipping Council announced its support for these amendments. If these amendments are formally adopted and implemented, Seanergy may incur costs to comply with the proposed standards. Additional or new conventions, laws and regulations may also be adopted that could adversely affect Seanergy’s ability to operate its vessels.
          The operation of Seanergy’s vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or management company to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Each of Seanergy’s vessels is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.
The United States Oil Pollution Act of 1990
          The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone.
          Under OPA, vessel owners, operators, charterers and management companies are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).

          OPA previously limited the liability of responsible parties for dry bulk vessels to the greater of $600 per gross ton or $0.5 million (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties for dry bulk vessels to the greater of $950 per gross ton or $0.8 million. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.
          Seanergy maintains pollution liability coverage insurance for each of its vessels in the amount of $1 billion per incident. If the damages from a catastrophic pollution liability incident exceed its insurance coverage, it could have a material adverse effect on Seanergy’s financial condition and results of operations.
          OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. The U.S. Coast Guard recently proposed amendments to its financial responsibility regulations that would increase the required amount of evidence of financial responsibility to reflect the higher limits on liability imposed by the 2006 amendments to OPA, as described above.
          OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. Seanergy complies with all applicable state regulations in the ports where its vessels call.
The United States Clean Water Act
          The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA.
          Currently, under U.S. Environmental Protection Agency, or EPA, regulations that have been in place since 1978, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to their normal operation. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in Northwest Environmental Advocate v. EPA, 2005 U.S. Dist. LEXIS 5373, that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the blanket exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. Under the court’s ruling, owners and operators of vessels visiting U.S. ports would be required to comply with any CWA permitting program to be developed by the EPA or face penalties. Although the EPA has appealed this decision to the Ninth Circuit Court of Appeals, the outcome of this litigation cannot be predicted. If the District Court’s order is ultimately upheld, Seanergy will incur certain costs to obtain CWA permits for its vessels and meet any treatment requirements.
Other Environmental Initiatives
          The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority. In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
          Although the United States is not a party thereto, many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the 1969 Convention. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective in November 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.670276 SDR per U.S. dollar on January 30, 2009. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the 1969 Convention has not been adopted, including the United States, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. Seanergy believes that its protection and indemnity insurance will cover the liability under the plan adopted by the IMO.
          The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The U.S. Coast Guard adopted regulations under NISA, which became effective in August 2004, that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, which is the exchange of ballast water on the waters beyond the exclusive economic zone from an area more than 200 miles from any shore, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The U.S. Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water. A number of bills relating to regulation of ballast water management have been recently introduced in the U.S. Congress, but it is difficult to predict which, if any, will be enacted into law.
          The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not be in force until 12 months after it has been adopted by 30 countries, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of December 31, 2008, the BWM Convention had been adopted by 30 states, representing 35% of world tonnage.
Vessel Security Regulations
          Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives by United States authorities intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of

2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facility Security Code, or ISPS Code. Among the various requirements are:
•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.
          The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Seanergy’s vessels are in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. Seanergy does not believe these additional requirements will have a material financial impact on its operations.
Inspection by Classification Societies
          The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the SOLAS. Seanergy’s vessels are classed with a classification society that is a member of the International Association of Classification Societies.
          A vessel must undergo annual surveys, intermediate surveys, dry dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Seanergy’s vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel. The following table sets forth information regarding the next scheduled dry dock for the existing vessels in the fleet and the estimated cost for each next scheduled dry dock.

Vessel	Next Schedule Dry dock	Estimated Cost
African Oryx	October 2010	$500,000
African Zebra*	February 2011	$900,000
Bremen Max	June 2011	$800,000
Hamburg Max	April 2009	$1,100,000 — $1,200,000
Davakis G.	May 2011	$450,000
Delos Ranger	August 2011	$450,000

*	On February 24, 2009, the African Zebra commenced its scheduled dry-docking which is estimated to be completed by the end of April 2009 at an estimated cost of between $1,000,000 and $1,500,000.
          If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on Seanergy’s financial condition and results of operations.

          At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.
          All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.
          Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. Seanergy’s vessels are certified as being “in class” by classification societies that are members of the International Association of Classification Societies.
Risk of Loss and Liability Insurance
General
          The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While Seanergy believes that its insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that it will always be able to obtain adequate insurance coverage at reasonable rates.
Hull and Machinery Insurance
          Seanergy maintains marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of its vessels. The vessels are covered up to at least fair market value, with deductibles in amounts of approximately $120,000 to $140,000.
          Seanergy arranges increased value insurance for its vessels. With the increased value insurance, in case of total loss of the vessel, Seanergy will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the hull and machinery policies by reason of under insurance. Seanergy maintains delay cover insurance for certain of its vessels. Delay cover insurance covers business interruptions that result in the loss of use of a vessel.
Protection and Indemnity Insurance
          Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which cover Seanergy’s third-party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations.
          Seanergy’s protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each of Seanergy’s vessels entered with P&I Associations of the International Group. Under the International Group

reinsurance program, each P&I club in the International Group is responsible for the first $7.0 million of every claim. In every claim the amount in excess of $7.0 million and up to $50.0 million is shared by the clubs under a pooling agreement. In every claim the amount in excess of $50.0 million is reinsured by the International Group under the general excess of loss reinsurance contract. This policy currently provides an additional $3.0 billion of coverage. Claims which exceed this amount are pooled by way of “overspill” calls. As a member of a P&I Association, which is a member of the International Group, Seanergy is subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of estimated total costs, or ETC, and the amount of the final installment of the ETC varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETC is insufficient to cover amounts paid out by the club.
Legal Proceedings
          Seanergy is not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on its financial position, results of operations or liquidity.
ITEM 4A UNRESOLVED STAFF COMMENTS
          None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
          You should read the following discussion and analysis of our consolidated financial condition and results of operations together with our consolidated financial statements and notes thereto that appear elsewhere in this annual report. Seanergy’s consolidated financial statements have been prepared in conformity with United States Generally Accepted Accounting Principles (“US GAAP”). This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements.
          The historical consolidated financial results of Seanergy described below are presented in United States dollars.
Overview
          We are an international provider of dry bulk marine transportation services that was incorporated in the Marshall Islands on January 4, 2008. We were initially formed as a wholly owned subsidiary of Seanergy Maritime Corp., or Seanergy Maritime, which was incorporated in the Marshall Islands on August 15, 2006, as a blank check company created to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. Seanergy Maritime began operations on August 28, 2008 after the closing of the business combination.
          The business combination was accounted for under the purchase method of accounting and accordingly the assets (vessels) acquired have been recorded at their fair values. No liabilities were assumed nor were other tangible assets acquired. The results of the vessel operations are included in our consolidated statement of operations from August 28, 2008.
          The aggregate acquisition cost, including direct acquisition costs, amounted to $404,876,000. The fair value of our tangible assets acquired as of August 28, 2008 amounted to $360,081,000. The premium (non tax deductible goodwill) over the fair value of our vessels acquired amounting to $44,795,000 arose resulting from the decline in the market value of the vessels between the date of entering into the agreements to purchase the business (May 20, 2008) and the actual business combination date (August 28, 2008). There were no other identifiable assets or liabilities.

          We performed our annual impairment testing of goodwill as at December 31, 2008. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since September 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined. A charge of $44,795,000 was recognized in 2008, as a result of the impairment tests performed on goodwill at December 31, 2008.
          On January 27, 2009, Seanergy Maritime was liquidated and we distributed to each holder of common stock of Seanergy Maritime one share of our common stock for each share of Seanergy Maritime common stock owned by the holder and all outstanding warrants of Seanergy Maritime concurrently become our obligation. Our authorized capital amounts to 100,000,000 shares of common stock with a par value of $0.0001.
          Since our vessel operations began upon the consummation of our business combination we cannot provide a meaningful comparison of our results of operations for the year ended December 31, 2008 to December 31, 2007. During the period from our inception to the date of our business combination we were a development stage enterprise.
          As of December 31, 2008, we operated a total fleet of six vessels, consisting of two Panamax vessels, one Handymax vessel, one Handysize vessel and two Supramax vessels. Of these six vessels, three were delivered on August 28, 2008 and the remaining three in September 2008. As of December 31, 2008, our operating fleet had a combined carrying capacity of 316,676 dwt and an average age of approximately 11 years.
          We generate revenues by charging customers for the transportation of dry bulk cargo using our vessels. All our vessels are currently employed under time charters for a period of 11-13 months (ending in September 2009) with SAMC, a company affiliated with members of the Restis family. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers, but the vessel owner pays the vessel operating expenses.
          The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since September 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates; conditions that we also consider as indicators of a potential impairment of our vessels and therefore impairment testing was performed resulting in an impairment loss of $4,530,000 for the period ended December 31, 2008.
          We cannot predict whether our charterer will, upon the expiration of its charters, re-charter our vessels on favorable terms or at all. This decision is likely to depend upon prevailing charter rates in the months prior to charter expiration. If our charterer decides not to re-charter our vessels, we may not be able to re-charter them on similar terms. In the future, we may employ vessels in the spot market, which is subject to greater rate fluctuation than the time charter market.
          If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our net revenue will decrease.
          In the period ended December 31, 2008, our fleet had a utilization of 98.9%. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.
          EST is responsible for all commercial and technical management functions of our vessels. EST is affiliated with members of the Restis family.

          Recent Accounting Pronouncements
          In December 2007, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 141(R), Business Combinations, and FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51. FASB Statements No. 141(R) and No. 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. FASB Statement No. 141(R) will be applied to business combinations occurring after the effective date. FASB Statement No. 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. All of the Company’s subsidiaries are wholly owned, so the adoption of Statement 160 is not expected to impact its financial position and results of operations. Seanergy does not have a business combination that was consummated on or after December 15, 2008.
          In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. FASB Statement No. 161 amends and expands the disclosure requirements of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The objective of FASB Statement No. 161 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. FASB Statement No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. FASB Statement No. 161 applies to all derivative financial instruments, including bifurcated derivative instruments (and non derivative instruments that are designed and qualify as hedging instruments pursuant to paragraphs 37 and 42 of FASB Statement No. 133) and related hedged items accounted for under FASB Statement No. 133 and its related interpretations. FASB Statement No. 161 also amends certain provisions of FASB Statement No. 131. FASB Statement No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. FASB Statement No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not currently anticipate that the adoption of FASB Statement No. 161 will have any impact on its financial statement presentation or disclosures.
          In June 2008, the FASB ratified Emerging Issues Task Force (“EITF”) 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 addresses the determination of whether a financial instrument (or an embedded feature) is indexed to an entity’s own stock. EITF 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Seanergy has determined that its financial instruments and warrants are indexed to its own stock and equity classified and therefore the adoption of this standard will not have a material effect on its consolidated financial statement presentation or disclosure.
          FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. FSP APB 14-1 requires issuers of convertible debt that may be settled wholly or partly in cash upon conversion to account for the debt and equity components separately. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years and must be applied retrospectively to all periods presented. Early adoption is prohibited. Seanergy has determined that the application of FSP APB 14-1 will not have a significant effect on its financial statements.

          On January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. FASB Statement No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB Statement No. 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 24). FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of FASB Statement No. 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Company has not applied the provisions of FASB Statement No. 157 to such assets and liabilities. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.
          In April 2009, the FASB issued three related FSPs to clarify the application of FASB Statement No. 157 to fair-value measurements in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair values of financial instruments in interim periods. The final Staff Positions are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, if all three Staff Positions or both the fair-value measurements and other-than-temporary impairment Staff Positions are adopted simultaneously. These are FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions That Are Not Orderly”, FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” and FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.”
     FASB Staff Position No. FAS 157-4 provides guidance on how to determine the fair value of assets and liabilities under FASB Statement No.157 in the current economic environment and re-emphasizes that the objective of a fair-value measurement remains an exit price. It does not change the requirements on the use of Level 1 inputs, which are defined in that Statement as quoted prices for an identical asset or liability in an active market. It provides guidance to determine whether there has been a significant decrease in the volume and level of activity of the market when compared with “normal” market activity, the objective of which is to determine the point within the range of fair value estimates that is most representative of fair value under current market conditions. FSP No. FAS 115-2 provides guidance to companies which must consider whether information indicates that an observed transaction was not orderly. They may not assume that all transactions are not orderly even if there has been a significant decrease in the volume and level of activity for the asset or liability. Disclosures required include inputs and valuation techniques used and discussion of changes in valuation techniques and related inputs, if any, that have occurred during annual or interim periods as well as more disaggregated information about debt and equity securities (e.g. by major security types) in annual and interim periods.
     FASB Staff Position No. FAS 115-2 and FAS 124-2 modifies the requirements for recognizing other-than-temporarily impaired debt securities and significantly changes the existing impairment model for such securities. It also modifies the presentation of other-than-temporary impairment losses and increases the frequency of and expands already required disclosures about other-than-temporary impairment for debt and equity securities. The requirements on recognition apply to debt securities that are classified as available for-sale and held-to-maturity that are subject to existing other-than-temporary impairment guidance. Equity securities are not subject to the Staff Position’s requirements on recognition. However, the new presentation and disclosure requirements apply to both debt and equity securities within the scope of FASB Statement No.115 and FASB Staff Positions FAS 115-1 and FAS 124-1.
     FASB Staff Position No. FAS 107-1 and APB 28-1 requires public companies to disclose the fair value of financial instruments within the scope of FASB Statement 107 in interim financial statements, adding to the current annual disclosure requirements, except with respect to concentration of credit risks of all financial instruments. It also adds a requirement for discussion of changes, if any, in the method used and significant assumptions made during the period.
     The Company is in the process of evaluating the impact, if any, of applying these provisions on its disclosures.
Critical Accounting Policies and Estimates
          Critical accounting policies are those that reflect significant judgments or uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application.
Business combination — allocation of the purchase price in a business combination
          On August 28, 2008, we completed the business combination. The acquisition was accounted for under the purchase method of accounting and accordingly, the assets acquired have been recorded at their fair values. No liabilities were assumed or other tangible assets acquired. The results of operations are included in the consolidated statement of operations from August 28, 2008. The consideration paid for the business combination has been recorded at fair value at the date of acquisition and forms part of the cost of the acquisition. Total consideration for the business combination was $404,876,000, including direct transaction costs of $8,802,000, and excluding the contingent earn-out component.
          The allocation of the purchase price to the assets acquired on the date of the business combination is a critical area due to the subjectivity involved in identifying and allocating the purchase price to tangible and intangible assets acquired. As at the date of the business combination, the fair value of the vessels was determined to be $360,081,000. No additional individual intangibles were identified and the difference of $44,795,000 was assigned to goodwill. Areas of subjectivity included the determination of the fair market value allocated to tangibles and whether there were any values associated with intangible assets such as customer relationships, right of first refusal agreements and charter agreements.
Impairment of long-lived assets
          We apply FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of the long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Once an impairment results in a reduction in the carrying value, the carrying value of such an asset cannot thereafter be increased. Fair value is determined based on current market values received from independent appraisers, when available, or from other acceptable valuation techniques such as discounted cash flows models. We recorded an impairment loss of $4,530,000 in 2008. It is considered at least reasonably possible that continued declines in volumes, charter rates and availability of letters of credit for customers resulting from global economic conditions could significantly impact our future impairment estimates.

Goodwill Impairment
          We follow FASB Statement No. 142 “Goodwill and Other Intangible Assets”. Goodwill represents the excess of the aggregate purchase price over the fair value of the net identifiable assets acquired in business combinations accounted for under the purchase method. Goodwill is reviewed for impairment at least annually on December 31 in accordance with the provisions of FASB Statement No. 142. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit (including goodwill). If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. Under the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the implied fair value of goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation in accordance with FASB Statement No. 141 “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds it carrying value, step two does not have to be performed. We recorded a goodwill impairment loss of $44,795,000 in 2008. It is considered at least reasonably possible in the near term that any amounts recorded upon achievement of the earn-out in 2009 may be impaired based upon current market conditions.
Vessel Depreciation
          Depreciation is computed using the straight-line method over the estimated useful lives of the vessels, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful lives of our vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. The estimated salvage value at December 31, 2008 was $270 per light weight ton.
          The above four policies are considered to be critical accounting policies because assessments need to be made due to the shipping industry being highly cyclical experiencing volatility in profitability, and changes in vessel value and fluctuations in charter rates resulting from changes in the supply and demand for shipping capacity. At present, the dry bulk market is affected by the current international financial crisis which has slowed down world trade and caused drops in charter rates. The lack of financing, global steel production cuts and outstanding agreements between iron ore producers and Chinese industrial customers have temporarily brought the market to a stagnation. In addition, there are significant assumptions used in applying these policies such as possible future new charters, future charter rates, future on-hire days, future market values and the time value of money. Consequently, actual results could differ from these estimates and assumptions used and the Company may need to review such estimates and assumptions in future periods as underlying conditions, prices and other mentioned variables change. Our results of operations and financial position in future periods could be significantly affected upon revision of these estimates and assumptions or upon occurrence of events. Due to the different scenarios under which such changes could occur, it is not practical to quantify the range and possible effects of such future changes in our financial statements.
Dry Docking Costs
          There are two methods that are used by the shipping industry to account for dry dockings; first, the deferral method, whereby specific costs associated with a dry docking are capitalized when incurred and amortized on a straight-line basis over the period to the next scheduled dry dock; and second, the direct expensing method, whereby dry docking costs are expensed in the period incurred. We use the deferral method of accounting for dry dock expenses. Under the deferral method, dry dock expenses are capitalized and amortized on a straight-line basis until the date that the vessel is expected to undergo its next dry dock. We believe the deferral method better matches costs with revenue. We use judgment when estimating the period between dry docks performed, which can result in adjustments to the estimated amortization of dry dock expense, the duration of which depends on the age of the vessel and the nature of dry docking repairs the vessel will undergo. We expect that our vessels will be required to be dry docked approximately every 2.5 years in accordance with class requirements for major repairs and maintenance. Costs capitalized as part of the dry docking include actual costs incurred at the dry dock yard and parts and supplies used in undertaking the work necessary to meet class requirements.
Variable Interest Entities
          We evaluate our relationships with other entities to identify whether they are variable interest entities and to assess whether we are the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in our consolidated financial statements. At present, the Company does not hold a variable interest in any other entity or a majority voting interest in any other entity other than its fully owned subsidiaries and this not expected to change in the future.
Important Measures for Analyzing Results of Operations Following the Vessel Acquisition
          We believe that the important non-GAAP measures and definitions for analyzing our results of operations consist of the following:
•	Ownership days. Ownership days are the total number of calendar days in a period during which the Company owned each vessel in their fleet. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

•	Available days. Available days are the number of ownership days less the aggregate number of days that the Company’ vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. Fleet utilization is determined by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason excluding scheduled repairs, vessel upgrades, dry dockings or special or intermediate surveys.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing unscheduled repairs and unscheduled dry docking.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and fuel expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	TCE. Time charter equivalent or TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions.

Revenues
          The Company’ revenues are driven primarily by the number of vessels it operates, the number of operating days during which its vessels generate revenues, and the amount of daily charter hire that its vessels earn under charters. These, in turn, are affected by a number of factors, including the following:
•	The nature and duration of the Company’ charters;

•	The amount of time that the Company’ spent repositioning its vessels;

•	The amount of time that the Company’ vessels spent in dry dock undergoing repairs;

•	Maintenance and upgrade work;

•	The age, condition and specifications of the Company’ vessels;

•	The levels of supply and demand in the dry bulk carrier transportation market; and

•	Other factors affecting charter rates for dry bulk carriers under voyage charters.
          A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses such as port, canal and fuel costs are paid by the vessel owner. A time charter trip and a period time charter or period charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses. Under both types of charters, the vessel owners pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The vessel owners are also responsible for each vessel’s dry docking and intermediate and special survey costs.
          Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market for single trips during periods characterized by favorable market conditions.
          Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs. The Company’ vessels were chartered on period time charters during the period from August 28, 2008 to December 31, 2008.
          A standard maritime industry performance measure is the “time charter equivalent” or “TCE.” TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. The Company’ average TCE rate for 2008 was $49,362.
Vessel Operating Expenses
          Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Vessel operating expenses generally represent costs of a fixed nature. Some of these expenses are required, such as insurance costs and the cost of spares.
Depreciation
          Depreciation is computed using the straight-line method over the estimated useful lives of the vessels, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful lives of our vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. The estimated salvage value at December 31, 2008 was $270 per light weight ton.
Seasonality
          Coal, iron ore and grains, which are the major bulks of the dry bulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require dry bulk shipping accordingly.
Principal Factors Affecting Our Business Following the Vessel Acquisition
          The principal factors that affected the Company’ financial position, results of operations and cash flows included the following:
•	Number of vessels owned and operated;

•	Charter market rates and periods of charter hire;

•	Vessel operating expenses and direct voyage costs, which were incurred in both U.S. Dollars and other currencies, primarily Euros;

•	Depreciation expenses, which were a function of the cost, any significant post-acquisition improvements, estimated useful lives and estimated residual scrap values of Company’ vessels;

•	Financing costs related to indebtedness associated with the vessels; and

•	Fluctuations in foreign exchange rates.

Performance Indicators
          The figures shown below are non-GAAP statistical ratios used by management to measure performance of the Company’s vessels and are not included in financial statements prepared under US GAAP.

Year Ended
December 31, 2008
Fleet Data:
Average number of vessels (1)	5.5
Ownership days (2)	686
Available days (3)	686
Operating Days (4)	678
Fleet utilization (5)	98.9%

Average Daily Results:
Average TCE rate (6)	$49,362
Vessel operating expenses (7)	$4,636
Management fees (8)	$566
Total vessel operating expenses (9)	$5,202

(1)	Average number of vessels is the number of vessels that constituted the Company’ fleet for the relevant period (from August 28, 2008 up to December 31, 2008), as measured by the sum of the number of days each vessel was a part of the Company’s fleet during the relevant period divided by the number of available days in the relevant period.

(2)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(4)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is determined by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason excluding scheduled repairs, vessel upgrades, dry dockings or special or intermediate surveys.

(6)	Time charter equivalent or TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions.

(In thousands of US Dollars, except per diem amounts)

Year Ended
December 31, 2008
Net revenues from vessels	$34,453
Voyage expenses	(151)
Voyage expenses — related party	(440)

Net operating revenues	$33,862

Available days	686

Time charter equivalent rate	$49,362

(7)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:
(In thousands of US Dollars, except per diem amounts)

Year Ended
December 31, 2008
Operating expenses	$3,180
Ownership days	686
Daily vessel operating expenses	$4,636

(8)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(9)	Total vessel operating expenses, or TVOE is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.
Results of Operations
Year ended December 31, 2008 (“fiscal 2008”) as compared to year ended December 31, 2007 (“fiscal 2007”)
          Vessel Revenue — Related Party, Net — Net revenues for the year ended December 31, 2008 were $34,453,000 after address commissions of 2.5%, or $880,000, as compared to $0 in fiscal 2007. The increase in vessel revenue is a result of the closing of the business combination and the commencement of our operations on August 28, 2008. Our gross revenues were $35,333,000. Our vessels Davakis G., Delos Ranger and African Oryx commenced operations on August 28, 2008 for a daily charter fee of $60,000, $60,000 and $30,000, respectively. Our vessel, Bremen Max, commenced operations on September 11, 2008 for a daily charter fee of $65,000 and our vessels, Hamburg Max and African Zebra, commenced operations on September 25, 2008 for a daily charter fee of $65,000 and $36,000, respectively. Net revenues earned for the period from August 28, 2008 to December 31, 2008 for each of our vessels after address commissions amounted to $7,147,000 for the Davakis G.; $7,162,000 for the Delos Ranger; $3,661,000 for the African Oryx; $7,068,000 for the Bremen Max; $5,978,000 for the Hamburg Max; and $3,437,000 for the African Zebra. The vessels were employed under time charters with SAMC, an affiliate, with initial terms of 11-13 months, expiring in September 2009.
          Direct Voyage Expenses — Direct voyage expenses, which include bunkers and port expenses, amounted to $151,000 for the year ended December 31, 2008 as compared to $0 for the comparable period in 2007. Direct voyage expenses consisted of port and bunker expenses of $44,000 and $107,000, respectively that are unique to a particular charter. The increase in direct voyage expenses is a result of the closing of the business combination and the commencement of our operations in August 2008.
          Vessel Operating Expenses — For the year ended December 31, 2008, our vessel operating expenses were $3,180,000, or an average of $4,636 per ship per day, as compared to $0 in fiscal 2007. Vessel operating expenses included crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, chemicals and lubricants, consumable stores, tonnage taxes and other miscellaneous expenses. We operated an average of 5.5 vessels from the date of consummation of the business combination on August 28, 2008 through December 31, 2008. Vessel operating expenses increased as a result of the closing of the business combination and the commencement of our operations in August 2008.
          Voyage Expenses — Related Party — These expenses represent commissions charged in relation to the brokerage agreement we have with Safbulk, an affiliate, for the provision of chartering services up to May 20, 2010. The chartering commissions represent a commission of 1.25% payable to Safbulk on the collected vessel revenue. For the year ended December 31, 2008, commissions charged amounted to $440,000 as compared to $0 in fiscal 2007, for the same reasons described above.
          Management Fees — Related Party — For the year ended December 31, 2008, management fees charged by a related party amounted to $388,000 as compared to $0 in fiscal 2007. The increase was due to the same reasons described above. Management fees primarily relate to the management agreement we have with EST, an affiliate, for the provision of technical management services. The fixed daily fee per vessel in operation is Euro 416.00 per vessel until December 31, 2008. Thereafter the fixed daily fee was re-adjusted to be Euro 425.00 per vessel.
          General and Administration Expenses — For the year ended December 31, 2008, we incurred $1,840,000 of general and administration expenses, compared to $445,000 for the year ended December 31, 2007, an increase of approximately 313%. Our general and administration expenses primarily include auditing and accounting costs of $695,000, legal fees of $432,000 and other professional fees of $371,000. Our general and administration expenses for 2008 were comparatively higher than those in the prior year due to the fact that we commenced our vessel operations after the business combination was consummated on August 28, 2008.
          General and Administration Expenses — Related Party — For the year ended December 31, 2008, we incurred $430,000 of related party general and administration expenses, compared to $0 for the year ended December 31, 2007. Our related party general and administration expenses are primarily comprised of salaries of $139,000 for our executive officers, $155,000 of remuneration to our board of directors, office rental fees of $88,000 and consulting fees of $27,000. In addition, a service agreement was signed with EST for consultancy services with respect to financing and dealing with relations with third parties and for assistance with the preparation of periodic reports to the shareholders for a fixed monthly fee of $5,000 through March 2, 2009 and amounted to $21,000. The increase in such fees is due to the reasons described above.
          Depreciation — We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $270 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. For the year ended December 31, 2008, we recorded $9,929,000 of vessel depreciation charges as compared to $0 in fiscal 2007. These charges relate to our vessels of which three vessels were placed into operations on August 28, 2008 and the remaining three in September 2008.
          Goodwill Impairment Loss — We performed our annual impairment testing of goodwill as at December 31, 2008. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since September 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on a combination of Seanergy’s remaining charter agreement rates, 2-year forward freight agreements and the most recent 10-year average historical 1 year time charter rates available for each type of vessel) assuming an average annual inflation rate of 2%. The weighted average cost of capital (WACC) used was 8%. As a result, we recorded an impairment charge related to goodwill of $44,795,000 in 2008. There was no such charge in 2007 as no assets or business had been acquired in 2007.
          Vessels’ Impairment Loss — We evaluate the carrying amounts of vessels and related dry dock and special survey costs and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since September 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on a combination of our remaining charter agreement rates, two-year forward freight agreements and the most recent 10-year average historical 1 year time charter rates available for each type of vessel) over the remaining economic life of each vessel, net of brokerage and address commissions, expected outflows for scheduled vessels’ maintenance, and vessel operating expenses assuming an average annual inflation rate of 2%. Fleet utilization is assumed at 98.6% in our exercise, taking into account each vessel’s off hire days based on other companies operating in the dry bulk industry and our historical performance.
          A discount factor of 4.5% per annum, representing a hypothetical finance lease charge, was applied to the undiscounted projected net operating cash flows directly associated with and expected to arise as a direct result of the use and eventual disposition of the vessel, but only in the case where they were lower than the carrying value of vessels. This resulted in an impairment loss of $4,530,000 for fiscal 2008. There was no such charge in 2007 as no assets or business had been acquired in 2007.
          Interest and Finance Costs — The significant increase in interest and finance costs of $4,077,000 in 2008 as compared to $58,000 in 2007 is primarily attributable to our revolving credit and term facilities, which we obtained in order to fund our business combination and vessel purchase and for working capital purposes. More specifically, interest expense related to the revolving credit facility amounted to $799,000 and interest on our term facility amounted to $2,768,000 for the year ended December 31, 2008. In 2008, our interest expense primarily related to four months of operations since we drew down our credit facilities on August 28, 2008, and obtained our term loans in August and September 2008, respectively. Fees incurred for obtaining new loans, including related legal and other professional fees, are deferred and amortized using the effective interest method over the life of the related debt.
          Interest Income — Money Market Funds — For the year ended December 31, 2008, we earned interest on our money market funds of $3,361,000 as compared to $1,948,000 for the year ended December 31, 2007. The increase in interest income of 72.5% is because we obtained our trust funds from our initial public offering on September 28, 2007 and therefore interest was earned for approximately three months in 2007 as compared to approximately eight months in 2008.
          Net (Loss)/Income — We incurred a net loss of $31,985, 000 in 2008 as compared to a profit of $1,445,000 in 2007. The increase in our loss is a result of our vessel operations commencing on August 28, 2008, income of $18,095,000 set off by goodwill and vessel impairment charges of $44,795,000 and $4,530,000, respectively, and set off by increased interest and finance costs, which resulted in $755,000 net finance expense in 2008 as compared to $1,890,000 net finance income in 2007.

Year Ended December 31, 2007 and the period from August 15, 2006 (Inception) to December 31, 2006
          For the year ended December 31, 2007, we had a net income of $1,445,000. The net income consisted of $1,948,000 of interest income offset by operating expenses of $445,000 and interest expenses of $58,000 ($45,000 related to the underwriter and $13,000 related to shareholders). Operating expenses of $445,000 consisted of consulting and professional fees of $357,000, rent and office services expense of $22,000, insurance expense of $25,000, investor relations expense of $33,000, and other operating costs of $8,000.
          For the period from August 15, 2006 (Inception) to December 31, 2006, we had a net loss of $4,372,000. The net loss consisted of $1,028,000 of interest income offset by interest expense of $824,000, accounting fees of $1,000,000, organization expenses of $3,450,000 and other operating expenses of $126,000.
Liquidity and Capital Resources
          Our principal source of funds is equity provided by our shareholders, operating cash flows, and our revolving credit and term facilities. Our principal use of funds has primarily been capital expenditures to establish our fleet of six vessels, close our business combination, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund capital working requirements, and make principal repayments on our outstanding loan facilities.
          We believe that our current cash balance and our operating cash flow will be sufficient to meet our current liquidity needs, although the dry bulk charter market has sharply declined since September 2008 and our results of operations may be adversely affected if market conditions do not improve. We expect to rely upon operating cash flow to meet our liquidity requirements going forward.
          Despite the recent economic crisis, Seanergy is currently able to meet its working capital needs and debt obligations. Seanergy has a short-term contractually secured cash flow and is currently well positioned to endure the current down turn in charter rates. The plunge in charter rates may not affect Seanergy’s revenue as it has the charters locked in for an 11-13 month period (expiring in September 2009) and, therefore, absent a default by its charterer, Seanergy has secured approximately $110 million of revenues, net of commissions payable to Safbulk and SAMC (as mentioned above), for the period from August 28, 2008 to September 30, 2009. Therefore, Seanergy has covered 100% of its projected fleet revenue for the period up to September 2009. When the current charter terms end, Seanergy could renew the charters with SAMC at the prevailing market rates at that time. Although Seanergy has not currently done so, it intends to charter its vessels to a broader charter base for the 2009 — 2010 period. However, if the current market conditions persist after the third quarter of 2009, Seanergy will have to make use of its cash flows not committed to the repayment of the term loan and revolving facility mentioned above to meet its financial obligations and put its expansion plans on hold, unless new capital is raised from the capital markets, in the form of rights offerings or private placements and the warrants are exercised in which case it will use capital generated from the capital markets and the warrants for expansion purposes. We make no assurances that funds will be raised through capital markets or that the warrants will be exercised, or if exercised, the quantity which will be exercised or the period in which they will be exercised. Exercise of the warrants is not likely considering current market prices. Furthermore, Seanergy’s revolving credit facility is tied to the market value of the vessels and not to the prevailing (spot) market rates. For example, our existing term and revolving credit facilities require that the aggregate market value of the vessels and the value of any additional security must be at least 135% of the aggregate of the outstanding debt financing and any amount available for drawing under the revolving facility less the aggregate amount of all deposits maintained. If the percentage is below 135% then a prepayment of the loans may be required or additional security may be requested. A waiver from Marfin has been received with respect to this covenant, so long as the vessels continue to be under charter, and dividends and repayments of shareholders loans are not made without the prior written consent of Marfin.
          We acquired our dry bulk carriers using a combination of funds received from equity investors and financed with our revolving and term credit facilities.
          At the present time we have no plans to immediately expand our fleet, however, we do intend to continue to expand our fleet in the future. Growth will depend on locating and acquiring suitable vessels, identifying and consummating acquisitions or joint ventures, identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels; enhancing our customer base; obtaining required financing (debt or equity or a combination of both); and obtaining favorable terms in all cases.
          In February 2009, our vessel African Zebra entered its scheduled dry docking. Our estimated expenses for this dry docking amount between $1 million and $1.5 million. In April 2009, our vessel Hamburg Max is scheduled for dry docking with estimated costs of $1.1 million to $1.2 million. One vessel is scheduled for dry docking in 2010 and three vessels in 2011. In addition, our vessel African Zebra will be subject to dry docking again in 2011. The dry docking costs related to 2010 and 2011 are estimated to be $0.5 million and $2.6 million, respectively.
          Our short-term liquidity requirements relate to servicing our debt (including principal payments on our term loan), payment of operating costs, dry docking costs of two vessels, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity are primarily our revenues earned from our charters.
          Our medium and long term liquidity requirements include repayment of long-term debt balances, debt interest payments, dry docking costs and possibly the repayment of the convertible promissory note due to shareholders in 2010. As of December 31, 2008, we had outstanding borrowings of $212,345,000. We have drawn down $54,845,000 of our revolving credit facility. Commencing one year from signing the loan agreement, the revolving facility shall be reduced to the applicable limit available on such reduction date. The first annual reduction will reduce the available credit amount by $18,000,000 (i.e. to $72,000,000) in August 2009, followed by five consecutive annual reductions of $12,000,000 and any outstanding balance to be fully repaid together with the balloon payment of the term loan. In 2009, we have principal repayments on our term facility amounting to $27,750,000.
          As of December 31, 2008, we had available cash reserves of $27,543,000, which is shown as cash and cash equivalent. These amounts are not restricted.
          Our revolving credit facility and term facility are from Marfin (see “—Credit Facilities” below), and in addition, we have a Note due to shareholders amounting to $28,250,000 (face value). Maturities in 2010 of our term facility and the Note amount to $18,950,000 and $28,250,000 (face value), respectively.
          Between January 1, 2008 and July 2008, we paid dividends amounting to $4,254,000 to our public shareholders. We currently have suspended the payment of dividends pursuant to the waiver received from Marfin (see “-Credit Facilities” below) and dividends will not be declared without the prior written consent of Marfin.
          Our Private Warrants may be exercised by the holders on a cashless basis. Each warrant entitles the holder to purchase one share of common stock and expires on September 28, 2011. More specifically, we have 38,984,667 warrants to purchase shares of our common stock issued and outstanding at an exercise price of $6.50 per share, of which 16,016,667 are exercisable on a cashless basis. In addition, we have assumed Seanergy Maritime’s obligation to issue 1,000,000 shares of common stock and warrants to purchase 1,000,000 shares of our common stock under the unit purchase option it granted the underwriter in its initial public offering at an exercise price of $12.50 per unit. The exercise of the Warrants is not likely taking into consideration current market prices.
          Cash Flows
          Operating activities: Net cash from operating activities totaled $25,700,000 for the year ended December 31, 2008, as compared to $1,585,000 for the year ended December 31, 2007. This increase primarily reflected our revenue from time charters, which commenced on August 28, 2008 for three vessels and in September 2008 for the remaining three vessels, and the related vessel operating expenses. Net cash from operating activities totaled $1,585,000 for the year ended December 31, 2007, as compared to an outflow of $20,000 for the period from August 15, 2006 (inception) to December 31, 2006.
          Investing activities: Net cash used in investing activities totaled $142,919,000 for the year ended December 31, 2008, as compared to $232,923,000 used in investing activities for the year ended December 31, 2007. This decrease is primarily a result of the use of $375,883,000 in connection with the consummation of our business combination, which was offset by using the funds held in trust of $232,923,000. Net cash provided by investing activities for the year ended December 31, 2007 totaled $232,923,000 as compared to $0 for the period from August 15, 2006 (inception) to December 31, 2006. The increase in the use of funds is due to the monies received in our IPO being placed in trust to be used for the purpose of a business combination.
          Financing activities: Net cash provided by financing activities totaled $142,551,000 for the year ended December 31, 2008, as compared to $233,193,000 for the year ended December 31, 2007. In 2008, cash was provided from the proceeds of our revolving credit and term facilities in the amount of $219,845,000 and from warrant exercises in the amount of $858,000, which was offset by the payment of $63,705,000 relating to the redemption of common shares in connection with the closing of our business combination, principal loan repayments of $7,500,000, debt issuance costs of $2,693,000 and dividends paid of $4,254,000. In 2007, the net cash provided was as a result of our private and public offering of common stock totaling $233,619,000, net of the offering costs. For the period from August 15, 2006 (inception) to December 31, 2006, the net cash from financing activities amounted to $376,000.
Credit Facilities
Revolving Credit Facility
          As of December 31, 2008, we had utilized $54,845,000 of the amount available under our revolving credit facility, which is equal to the lesser of $90,000,000 and an amount in dollars which when aggregated with the amounts already drawn down under the term facility does not exceed 70% of the aggregate market values of the vessels and other securities held in favor of the lender for the business combination and working capital purposes. As of December 31, 2008, we had available $35,155,000 under the revolving credit facility.
          The revolving credit facility bears interest at LIBOR plus 2.25% per annum. A commitment fee of 0.25% per annum is calculated on the daily aggregate un-drawn balance and un-cancelled amount of the revolving credit facility, payable quarterly in arrears from the date of the signing of the loan agreements.
          Commencing one year from signing the loan agreement, the revolving facility shall be reduced to the applicable limit available on such reduction date. The first annual reduction will reduce the available credit amount by $18,000,000 (i.e. to $72,000,000) in August 2009, followed by five consecutive annual reductions of $12,000,000 and any outstanding balance must be fully repaid together with the balloon payment of the term loan.
Term Facility
          The vessel acquisition was financed with an amortizing term loan from Marfin equal to $165,000,000, representing 42% of the vessels’ aggregate acquisition costs, excluding any amounts associated with the earn-out provision. In December 2008, we repaid $7,500,000 of the term facility.
          The loan is repayable commencing three months from the last drawdown, or March 31, 2009, whichever is earlier, through twenty-eight consecutive quarterly principal installments, of which the first four principal installments will be equal to $7,500,000 each, the next four principal installments will be equal to $5,250,000 each and the final twenty principal installments will be equal to $3,200,000 each, with a balloon payment equal to $50,000,000 due concurrently with the twenty-eighth principal installment.
          The loan bears interest at an annual rate of three-month-LIBOR plus 1.5%, if the Company’s ratio of total assets to total liabilities is greater than 165%, which increases to 1.75% if the ratio is equal or less than 165%.
          The term facility is secured by the following: a first priority mortgage on the vessels, on a joint and several basis; a first priority general assignment of any and all earnings, insurances and requisition compensation of the vessels and the respective notices and acknowledgements thereof; a first priority specific assignment of the benefit of all charters exceeding 12 calendar months duration and all demise charters in respect of the vessels and the respective notices and acknowledgements thereof to be effected in case of default or potential event of default to the absolute discretion of Marfin; assignments, pledges and charges over the earnings accounts held in the name of each borrower with the security trustee; undertakings by the technical and commercial managers of the vessels; negative pledge of the non-voters shares acquired by Seanergy; subordination agreement between Martin and the holder Of the Note. All of the aforementioned security will be on a full cross collateral basis.

          The term facility includes covenants, among others, that require the borrowers and the corporate guarantor, to maintain vessel insurance for an aggregate amount greater than the vessels’ aggregate market value or an amount equal to 130% of the aggregate of (a) the outstanding amount under both the revolving credit and term facilities and (b) the amount available for drawing under the revolving facility. The vessels’ insurance is to include as a minimum cover hull and machinery, war risk and protection and indemnity insurance, $1,000,000,000 for oil pollution and for excess oil spillage and pollution liability insurance. In addition mortgagees’ interest insurance on the vessels and the insured value must be at least 110% of the aggregate of the revolving credit and term facility.
          In addition, if a vessel is sold or becomes a total loss or the mortgage on the vessel is discharged on its disposal, we are required to repay such part of the facilities as is equal to the higher of the amount related to such vessel or the amount necessary to maintain the security clause margin.
          Other covenants include the following:
•	not to borrow any money or permit such borrowings to continue other than by way of subordinated shareholders’ loans or enter into any agreement for deferred terms, other than in any customary supplier’s credit terms or any equipment lease or contract hire agreement other than in ordinary course of business;

•	no loans, advances or investments in, any person, firm, corporation or joint venture or to any officer director, shareholder or customer;

•	not to assume, guarantee or otherwise undertake the liability of any person, firm, or company;

•	not to authorize any capital commitments;

•	not to declare or pay dividends in any amount greater than 60% of the net cash flow of Seanergy, on a consolidated basis as determined by the lender on the basis of the most recent annual audited financial statements provided, or repay any shareholder’s loans or make any distributions in excess of the above amount without the lenders’ prior written consent (see below for terms of waiver obtained on December 31, 2008);

•	not to change our Chief Executive Officer and/or Chairman without the prior written consent of the lender;

•	not to assign, transfer, sell or otherwise dispose of vessels or any of the property, assets or rights without the prior written consent of the lender;

•	to ensure that the members of the Restis and Koutsolioutsos families (or companies affiliated with them) own at all times an aggregate of at least 10% of our issued share capital;

•	no change of control without the written consent of the lender;

•	not to engage in any business other than the operation of the vessels without the prior written consent of the lender;

•	not to violate the security margin clause, which provides that: the aggregate market values of the vessels and the value of any additional security shall not be less than (or at least) 135% of the aggregate of the outstanding amounts under the revolving credit and term facilities and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained. A waiver dated December 31, 2008 has been received for the period that the vessels continue to be under their current charter agreements. The waiver also stipulates that dividends will not be declared and/or any shareholders’ loans repaid without the prior written consent of Marfin.

          Financial covenants include the following:
•	ratio of financial indebtedness to earnings, before interest, taxes, depreciation and amortization (EBITDA) shall be less than 6.5:1 (financial indebtedness or net debt are defined is the sum of all outstanding debt facilities minus cash and cash equivalents). The covenant is to be tested quarterly on an LTM basis (the “last twelve months”). The calculation of the covenant is not applicable for the quarter ended December 31, 2008.

•	the ratio of LTM (“last twelve months”) EBITDA to net interest expense shall not be less than 2:1. The covenant is to be tested quarterly on a LTM basis. The calculation of the covenant is not applicable for the quarter ended December 31, 2008.

•	the ratio of total liabilities to total assets shall not exceed 0.70:1;

•	unrestricted cash deposits, other than in favor of the lender shall not be less than 2.5% of the financial indebtedness; and

•	average quarterly unrestricted cash deposits, other than in favor of the lender, shall not be less than 5% of the financial indebtedness.
          The last three financial covenants listed above are to be tested on a quarterly basis, commencing on December 31, 2008 (where applicable). We were in compliance with our loan covenants as of December 31, 2008 and as of March 31, 2009.
Promissory Note
          As of December 31, 2008, we have a convertible unsecured promissory note issued to certain Restis affiliate shareholders amounting in aggregate to $28,250,000 (face value). The Note bears interest at a rate of 2.9% per annum and matures in May 2010. The Note may be converted into common stock at the option of the holders at a conversion price of $12.50 per share. Such conversion is considered unlikely given the current market conditions.
Capital Requirements
          Our capital expenditures have thus far related solely to the purchase of our six vessels included in our business combination. We funded the business combination through the net proceeds we had in the funds held in trust, our revolving credit and term facilities and the Note.
          In addition, the following table summarizes our next anticipated dry docks:

Vessel	Next Schedule Dry dock	Estimated Cost
African Oryx	October 2010	$500,000
African Zebra*	February 2011	$900,000
Bremen Max	June 2011	$800,000
Hamburg Max	April 2009	$1,100,000 — $1,200,000
Davakis G.	May 2011	$450,000
Delos Ranger	August 2011	$450,000

*	On February 24, 2009, the African Zebra commenced its scheduled dry-docking which is estimated to be completed by the end of April 2009. Estimated cost of between $1,000,000 and $1,500,000.
Debt Repayment and Terms
          The annual principal payments required to be made after December 31, 2008 (based on the amount drawn down as of December 31, 2008 and assuming the Note is not converted into common stock), are as follows:

(Dollars in thousands)

			Convertible
			promissory
		Reducing revolving	note due
	Term Facility	credit facility	to shareholders	Total
2009	$27,750	$—	$—	$27,750
2010	18,950	—	28,250	47,200
2011	12,800	6,845	—	19,645
2012	12,800	12,000	—	24,800
2013	12,800	12,000	—	24,800
Thereafter	72,400	24,000	—	96,400

	$157,500	$54,845	$28,250	$240,595

Inflation
          We do not consider inflation to be a significant risk to direct expenses in the current and foreseeable future.
Off-Balance Sheet Arrangements
          As of December 31, 2008, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.
Contractual Obligations and Commercial Commitments
          The following tables summarize the Company’ contractual obligations as of December 31, 2008 (dollars in thousands).

						2014 and
	2009	2010	2011	2012	2013	thereafter	Total
Revolving credit facility (1)	$—	$—	$6,845	$12,000	$12,000	$24,000	$54,845
Interest on revolving credit facility (2)	2,331	2,331	2,185	1,785	1,275	1,147	11,054
Property leases (3)	655	655	655	573	—	—	2,538
Term facility	27,750	18,950	12,800	12,800	12,800	72,400	157,500
Convertible promissory note due to shareholders (face value)	—	28,250	—	—	—	—	28,250
Interest on term facility (4)	5,484	4,570	3,975	3,495	3,015	4,121	24,660
Management fees (5)	1,211	1,235	1,259	1,283	1,309	—	6,297

Total	$37,431	$55,991	$27,719	$31,936	$30,399	$101,668	$285,144

(1)	Commencing one year from signing the loan agreement, the revolving facility shall be reduced to the applicable limit available on such reduction date. The first annual reduction will reduce the available credit amount by $18,000,000 i.e. to $72,000,000 in August 2009, followed by five consecutive annual reductions of $12,000,000 and any outstanding balance to be fully repaid together with the balloon payment of the term loan. The annual principal payments on the revolving credit facility are based on the amount drawn down as of December 31, 2008.

(2)	The revolving credit facility bears interest at LIBOR plus 2.25%. In addition, an availability fee of 0.25% is computed on the un-drawn un-cancelled amount. Interest has been computed by using a LIBOR rate of 2% for all years presented.

(3)	The property lease reflects our lease agreement with Waterfront for the lease of our executive offices. The initial lease term is for a period of three years with an option to extend for three more years. The lease payments are EURO 42,000 per month. The monthly payment due under property lease in dollars has been computed by using a rate of EURO/$1.30.

(4)	The term facility bears interest at a three-month LIBOR plus 1.5%, if our ratio of total assets to total liabilities is greater than 165%, which is increased to 1.75% if the ratio is equal or less that 165%. Interest has been computed by using a LIBOR rate of 2% for all years presented and a rate of 1.75% assuming that the ratio of total assets to total liabilities is less than 165%.

(5)	Management fees for 2009 are Euro 425 per vessel per day, which thereafter are adjusted on an annual basis as defined per the agreement. Management fees in dollars have been computed by using a rate of EURO/$1.30, an assumption of 2% increase annually and 365 days per year.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
          A. Directors and Senior Management
          Set forth below are the names, ages and positions of Seanergy’s current directors and executive officers:

Name	Age	Position	Class
Georgios Koutsolioutsos	39	Chairman of the Board of Directors	C
Dale Ploughman	62	Chief Executive Officer and Director	B
Christina Anagnostara	38	Chief Financial Officer and Director	B
Ioannis Tsigkounakis	42	Secretary and Director	B
Alexios Komninos	42	Director	B
Kostas Koutsoubelis	53	Director	C
Elias M. Culucundis	65	Director	A
George Taniskidis	47	Director	A
Kyriakos Dermatis	61	Director	C
Alexander Papageorgiou	35	Director	C
Dimitrios N. Panagiotopoulos	47	Director	A
George Tsimpis	62	Director	B
          The business address of each of our directors and executive officers listed below is 1-3 Patriarchou Grigoriou, 166 74 Glyfada; Athens, Greece. Our board of directors is divided into three classes, Class A, Class B and Class C, with only one class of directors being elected in each year, beginning at the third annual meeting. The term of office of the Class A directors, consisting of Messrs. Elias M. Culucundis, George Taniskidis and Dimitrios N. Panagiotopoulos will expire at our third annual meeting of shareholders. The term of office of the Class B directors, consisting of Messrs. Alexios Komninos, Ioannis Tsigkounakis, Dale Ploughman, George Tsimpis and Ms. Christina Anagnostara will expire at the fourth annual meeting. The term of office of the Class C directors, consisting of Messrs. George Koutsolioutsos, Kostas Koutsoubelis, Kyriakos Dermatis and Alexander Papageorgiou will expire at the fifth annual meeting.
          Georgios Koutsolioutsos has served as sole Chairman of our board of directors since May 20, 2008. From our inception to May 19, 2008, Mr. Koutsolioutsos served as our president and co-chairman of the board of directors. Mr. Koutsolioutsos has significant experience in the management and operations of public companies. He began his career at Folli Follie S.A. (ATSE: FOLLI) in 1992. Folli Follie is an international company with a multinational luxury goods brand and over three hundred points of sale (POS). Mr. Koutsolioutsos, who is currently the vice-president and an executive member of the board of directors, has assisted with the growth of Folli Follie to a market capitalization of over $1.1 billion with revenues of over $500 million in 2006. Additionally, in 1997, Folli Follie was listed on the Athens Stock Exchange following an initial public offering conducted under his management. Mr. Koutsolioutsos also has extensive knowledge of business operations in the Asian markets where, for more than a decade, Folli Follie has had a presence. Furthermore, since 2002, Folli Follie was among the first companies in mainland China to obtain a full retail license. In 1999, Mr. Koutsolioutsos became a member of the board of directors of Hellenic Duty Free Shops S.A. (“HDFS” (ATSE: HDF)) and subsequently, as of May 2006, became the chairman of the board of directors. HDFS is the exclusive duty-free operator in Greece, one of the top fifteen duty-free operators worldwide and has a market capitalization of approximately $1 billion. In 2003, Mr. Koutsolioutsos was awarded Manager of the Year in Greece. Mr. Georgios Koutsolioutsos received his B.Sc. in business and marketing from the University of Hartford, Connecticut. He is fluent in five languages.

          Dale Ploughman has served as a member of our board of directors and our chief executive officer since May 20, 2008. He has over 43 years of shipping industry experience. Since 1999, Mr. Ploughman has been the chairman of South African Marine Corporation (Pty) Ltd., a dry bulk shipping company based in South Africa and affiliate to members of the Restis family, and the chairman of the Bahamas Ship Owners Association. In addition, Mr. Ploughman has served as president, chief executive officer and a director of Golden Energy Marine Corp. since February 2005. Mr. Ploughman also serves as president and chief executive officer of numerous private shipping companies controlled by members of the Restis family. From 1989 to 1999, Mr. Ploughman was the president of Great White Fleet, a fleet owned by Chiquita Brands International Inc., which was one of the largest shipping carriers to and from Central America. Mr. Ploughman has previously worked as president and chief executive officer of Lauritzen Reefers A.S., a shipping company based in Denmark, the managing director of Dammers and Vander Hiede Shipping and Trading Inc., a shipping company based in the Netherlands and as the chairman of Mackay Shipping, a shipping company based in New Zealand. He holds degrees in Business Administration and Personnel Management and Master’s level Sea Certificates and was educated at the Thames Nautical Training College, HMS Worcester.
          Christina Anagnostara has served as our chief financial officer since November 17, 2008. Prior to joining us, she served as chief financial officer and a board member for Global Oceanic Carriers Ltd, a dry bulk shipping company listed on AIM of the London Stock Exchange, since February 2007. Between 1999 and 2006, she was a senior manager at EFG Audit & Consulting Services, the auditors of the Geneva-based EFG Group, an international banking group specializing in global private banking and asset management. Prior to EFG Group, she worked from 1998 to 1999 in the internal audit group of Eurobank EFG, a bank with a leading position in Greece; and between 1995 and 1998 as a senior auditor at Ernst & Young Hellas, SA, Greece, the international auditing firm. Ms. Anagnostara studied Economics in Athens and has been a Certified Chartered Accountant since 2002.
          Ioannis Tsigkounakis has been our secretary and a member of our board of directors since our inception. Since 1992, he has been a practicing lawyer specializing in Shipping and Capital Markets law. In that capacity he has gained significant experience with respect to the negotiation of acquisitions and in all aspects of legal due diligence. In 1994, he joined the law firm of Vgenopoulos and Partners, one of the largest international practice firms in Greece. Mr. Tsigkounakis advises Greek issuers, brokers, investment firms and banking institutions on capital markets and investment banking matters. He has been involved in capital finance transactions, mergers and acquisitions, take-overs and buy-outs, both in Greece and abroad, including: (i) the acquisition through the Athens Exchange of a controlling interest in Proton Bank of Greece by IRF European Finance Investments Ltd., in May 2006, a company listed on the Alternative Investment Market of the London Stock Exchange (AIM), (ii) the public tender offer made by Laiki Bank Public Co. Ltd. of Cyprus to Egnatia Bank and Marfin Holdings of Greece, in September 2006, (iii) the acquisition of Links of London Ltd., in July 2006, and (iv) the issuance of a bond loan by HSBC, Alfa Bank, Piraeus Bank, BNP Paribas and National Bank of Greece, of $280 million for Folli Follie S.A., in June 2006. Since 2002, he has been a member of the board of directors of Aspropirgos Maritime Ltd., a company that owns a crude oil tanker owning and is a subsidiary of Paradise Tankers Corp., a large tanker carrier group with 2006 revenues of approximately $48 million. Between 2003 and 2004, he was also a non-executive member of the board of directors of Marfin Bank Private Fund, a fund with $225 million under management. He is currently an executive member of the board of directors of Hellenic Duty Free Shops, a company listed on the Athens Exchange (ATSE: HDF). Mr. Tsigkounakis received his law degree from the National University of Athens and a master’s degree (DEA) in International and Banking Law from the University of Pantheon, Sorbonne I, France. Since 2005, he has been a member of the Greek Legal Society of Banking and Capital Markets Law.
          Alexios Komninos has been a member of our board of directors since our inception and was our chief financial officer from our inception through November 16, 2008. Since 1991, he has been a major shareholder and chief operating officer of N. Komninos Securities SA, one of the oldest members of the Athens Stock Exchange and member of the Athens Derivatives Exchange, with total revenues of approximately $40 million in 2006. Mr. Komninos has extensive experience with respect to the review and assessment of companies’ financial positions as well as experience with respect to analysis of potential acquisitions. He has been involved in more than twenty successful initial public offerings and secondary offerings of companies listed on the Athens Stock Exchange, including Rokkas Energy S.A. (ATSE: ROKKA), a windmill parks company, Folli Follie S.A. (ATSE: FOLLI), a luxury goods company, Flexopack S.A. (ATSE: FLEXO), a packaging company, Eurobrokers S.A. (ATSE: EUBRK), an insurance broking company, and Edrasi S.A. (ATSE: EDRA), a specialized construction company.

Mr. Komninos is primarily engaged in the business of securities portfolio management and currently manages a portfolio exceeding $450 million. Throughout 2004 and 2005, he was a financial adviser to Capital Maritime & Trading Corp., a holding company with revenues of approximately $188 million in 2004. Mr. Komninos also advises numerous other public companies in Greece on capital restructuring, mergers and acquisitions and buy-out projects. Mr. Komninos received his B.Sc. in economics from the University of Sussex in the United Kingdom and his M.Sc. in Shipping Trade and Finance from the City University Business School in London.
          Kostas Koutsoubelis has been a member of our board of directors since May 20, 2008. Mr. Kostas Koutsoubelis is the group financial director of the Restis group of companies and also the chairman of Golden Energy Marine Corp. Furthermore, he is a member of the board of the directors of the following public listed companies: FreeSeas Inc., Hellenic Seaways S.A., FG Europe, Imperio Argo Group A.M.E., First Business Bank, South African Marine Corp. and Swissmarine Corporation Ltd. Mr. Koutsoubelis is also the vice president and treasurer of FreeSeas. Before joining the Restis group he served as head of shipping of Credit Lyonnais, Greece. After graduating from St. Louis University, St. Louis, Missouri, he held various positions in Mobil Oil Hellas S.A. and after his departure he joined International Reefer Services, S.A., a major shipping company, as financial director. In the past he has also served as director in Egnatia Securities S.A., a stock exchange company, and Egnatia Mutual Fund S.A. He is a governor in the Propeller Club — Port of Piraeus and member of the Board of the Association of Banking and Financial Executives of Hellenic Shipping.
          Elias M. Culucundis has been a member of our board of directors since our inception. Mr. Culucundis has experience in the negotiation of acquisitions, as well as the oversight of due diligence. Since 2002, Mr. Culucundis has been a member of the board of directors of Folli Follie S.A. and since 2006 an executive member of the board of directors of Hellenic Duty Free Shops S.A. Since 1999, Mr. Culucundis has been president, chief executive officer and director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects the value of which exceeded $100 million as of the end of 2006. Additionally, from 1996 to 2000, he was a director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers with revenues of approximately $180 million in 2006. During this time, Mr. Culucundis was also a director of Point Clear Navigation Agency Ltd, a marine project company instrumental in opening the Chinese shipbuilding market to Greek shipping. Point Clear Navigation Agency Ltd. aided in technically and commercially structuring the first panamax bulk carrier and the first panamax tanker to be built in Shanghai, China that subsequently became the prototype for over 50 subsequent orders for Greek shipping. From 1981 to 1995, Mr. Culucundis was a director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical director and eventually ascended to the position of chief executive officer, overseeing a large fleet of panamax, aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of new vessels. From 1971 to 1980, Mr. Culucundis was a director and the chief executive officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. Off Shore Consultants Inc. was a pioneer in FPSO (Floating Production, Storage and Offloading vessel, “FPSO”) design and construction and responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell plc. Seven FPSO’s were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of our fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of several industry organizations, including the Council of the Union of Greek Shipowners and American Bureau of Shipping. Mr. Culucundis is a fellow of the Royal Institute of Naval Architects and a Chartered Engineer.
          George Taniskidis is the chairman and managing director of Millennium Bank, a position he had held since 2002. Mr. Taniskidis is a member of the board of directors of Euroseas Limited, where he has service since 2005. He is also a member of the board of directors of Millennium Bank, Turkey and a member of the executive committee of the Hellenic Banks Association. From 2003 until 2005, he was a member of the board of directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank’s credit strategy and network. Mr. Taniskidis studied law at the National University of Athens and at the University of Pennsylvania Law School, where he received an LL.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked from 1986 until 1989 and was also a member of the New York State Bar Association. He is a member of the Young Presidents Organization.
          Kyriakos G. Dermatis has extensive experience in brokering and negotiating the sale and acquisition of commercial vessels, chartering, ship management and operations. He is the founder and President of Intermodal Shipbrokers Co., a ship brokering company involved in ship sale and purchase, new building contracting and special project activities. Mr. Dermatis began his career in October 1965 as a deck apprentice on seagoing tankers vessels. He quickly climbed up the Chief mate with various shipping companies and ships until 1975 when he moved on shore and continued his career as shipbroker with Thenamaris SA in July 1976. Later he joined “Balkanfracht Hamburg” as a shipbroker for approximately a year. He returned to Greece in October 1978 and joined “Balkanfracht Piraeus” as Senior Dry Cargo Broker. In 1976, he moved to “A. Bacolitsas S.A.” — a shipowning company, operating a fleet of 18 ships of several types and sizes, as chartering manager and was soon promoted to General Manager of the subject company where he stayed until April 1983. From April 1983 until September 1983, he was chartering Director in Greece for European Navigation Fleet. In January 1985, he established “Intermodal Shipmanagement Inc.,” a company specialized in sale and purchase of ships, tanker chartering, management of small tankers and other more specialized projects. In 1992 the company was renamed “Intermodal Shipbrokers Co.” In 2003, Mr. Dermatis moved the company’s headquarters in North Athens and in 2005 he established a branch office in Shanghai, China in order to support the constantly rising new building activity. Since 2004, Intermodal has negotiated contracts for more than 120 ships in China and 6 Prototype RoRo-tankers in Romania for major Greek, as well as UAE, Argentinean, Malaysian and Italian, shipowners. Kyriakos Dermatis remains an active board member of The Hellenic Shipbrokers Association, a member of the Mediterranean committee of China Classification Society, a member of Shell Marine panel as an external professional advisor to Shell for the past 20 years, and a member of marine Club. Mr. Dyriakos Dermatis graduated from the University of Piraeus in March, 1973 by obtaining a BSC in Economics and he attended the London School of Foreign Trade based in London from 1974-1975 where he obtained a diploma in Shipping Business. Then he completed the Post Graduate Diploma in Port & Shipping Administration in 1976 from the University of Wales with recommendation. In 1984, he received an MSC in maritime studies from Cardiff University.
          Alexander Papageorgiou has been the chief executive officer of Assos Capital Limited since the establishment of the company in May 2006. Between March 2005 and May 2006, he was the chief financial officer of Golden Energy Marine Corp., an international shipping company transporting a variety of crude oil and petroleum products based in Athens, Greece. From March 2004 to March 2005, Mr. Papageorgiou served as a director in the equities group in the London office of Citigroup Global Markets Inc. where he was responsible for the management and development of Citigroup’s Portfolio Products business in the Nordic region. From March 2001 to March 2004, Mr. Papageorgiou served as a vice president in the equities group in the London office of Morgan Stanley & Co., where hew was responsible for Portfolio Product sales and sales-trading coverage for the Nordic region and the Dutch institutional client base. From April 1997 to March 2001, he was an associate at J.P. Morgan Securities Ltd. in the Fixed Income and Investment Banking divisions. Mr. Papageorgiou holds an MSC in Shipping, Trade and Finance from City University Business School in London, Great Britain and a BA (Hons) in Business Economics from Vrije Universiteit in Brussels, Belgium.
          Dimitrios Panagiotopoulos is the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he worked as chief accountant in Ionia Management, a Greek shipping company. He also served his obligatory military duty as an officer of the Greek Special Forces and today is a captain of the reserves of the Hellenic Army.
          George Tsimpis served as shipping advisor at BNP Paribas, Greece from 2006 through 2007, upon retiring as Head of the Greek Shipping Desk from BNP Paribas in 2006, a position he had held since 1992. From 1986 to 1992, Mr. Tsimpis served as chief financial officer of Pirelli Tyres. From 1978 to 1986, Mr. Tsimpis was Delegate Manager and Treasurer at Bank of America, Greece. Mr. Tsimpis joined Citibank, Greece in 1971, where he served as chief trader from 1974 to 1978. Mr. Tsimpis holds a Bachelor of Arts Degree in Economics from the University of Piraeus.

Voting Agreement
          Pursuant to the Voting Agreement, upon the execution of the Master Agreement, our board of directors was required to consist of seven persons and following Seanergy Maritime’s 2008 annual meeting of shareholders on December 18, 2008, our board of directors was required to consist of 13 persons. Initially, the Restis affiliate shareholders and the Seanergy Maritime’s founding shareholders had agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) three people named by the Restis affiliate shareholders to be elected to our board of directors, (ii) three people named by the founding shareholders to be elected to our board of directors, and (iii) one person jointly selected by the Restis affiliate shareholders and the founding shareholders to be elected to our board of directors. Upon the occurrence of the Seanergy Maritime 2008 annual meeting of shareholders and continuing until May 20, 2010, the Restis affiliate shareholders, on the one hand, and the founding shareholders on the other have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) six people named by the Restis affiliate shareholders to be elected to our board of directors, (ii) six people named by the founding shareholders to be elected to our board of directors, and (iii) one person jointly selected by the Restis affiliate shareholders and the founding shareholders to be elected to our board of directors. The new directors were elected pursuant to the written consent of our sole shareholder on December 18, 2008.
          The six members of our board of directors designated by each of the Restis affiliate shareholders and the founding shareholders have been divided as equally as possible among Class A, Class B and Class C directors. The six members of our board of directors designated by each of the Restis affiliate shareholders, on the one hand, and the founding shareholders, on the other hand, will include at least three “independent” directors, as defined in the rules of the SEC and the rules of any applicable stock exchange.
          Both Messrs. Ploughman and Koutsoubelis were selected as directors by the Restis affiliate shareholders pursuant to the Voting Agreement. Because each of Messrs. Ploughman and Koutsoubelis was appointed by the Restis affiliate shareholders and employed by affiliates of the Restis affiliate shareholders in other vessel-owning ventures, the Restis affiliate shareholders are in a position to exert influence over such individuals in their capacities as directors of Seanergy. Accordingly, these board members may encounter conflicts of interest in considering future acquisitions of vessels on behalf of Seanergy.
          Any director may be removed from office at any time, with or without cause, at the request of the shareholder group entitled to designate such director, and a director so removed shall be replaced by a nominee selected by the shareholder group entitled to designate such director. Vacancies on the board of directors will also be filled by the shareholder group entitled to name the director whose resignation or removal led to the occurrence of the vacancy.
          In addition, pursuant to the Voting Agreement, our board of directors established a shipping committee consisting of three directors to consider and vote upon all matters involving shipping and vessel finance. The Voting Agreement requires that our board of directors appoint selected nominees as described below and that the board of directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal has caused the vacancy. See “Item 6. Directors, Senior Management and Employees.”
          With respect to our officers, the parties agreed that Messrs. Dale Ploughman and Georgios Koutsolioutsos would serve as chief executive officer and chairman of the board of directors, respectively. If Mr. Ploughman is unable or unwilling to serve in such position, the Restis affiliate shareholders shall have the right to appoint his replacement.
     B. Compensation
          For the period ended December 31, 2008, our executive officers and directors received compensation of $321,000 from Seanergy. No service contract exists between any director and the Company or any of its subsidiaries providing for benefits upon termination of employment.

          Board Committees
          Our board of directors has an audit committee, a compensation committee, a nominating committee and a shipping committee. Our board of directors has adopted a charter for each of these committees.
          Audit Committee
          Our audit committee consists of Messrs. Dimitrios N. Panagiotopoulos and George Tsimpis, each of whom is an independent director. The audit committee currently has a vacancy due to Mr. Papakonstantinou’s resignation from our board effective March 12, 2009. Our board intends to fill such vacancy as soon as it identifies a suitable candidate. The vacancy will be filled by the earlier of the next annual meeting or March 12, 2010 in accordance with Nasdaq rules. Mr. Dimitrios N. Panagiotopoulos has been designated the “Audit Committee Financial Expert” under the SEC rules and the current listing standards of the Nasdaq Marketplace Rules.
          The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee under the Nasdaq Marketplace Rules and the SEC). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.
          Compensation Committee
          Our compensation committee consists of Messrs. Kyriakos Dermatis, George Taniskidis and George Tsimpis, each of whom is an independent director. Following the vacancy created due to Mr. Papakonstantinou’s resignation from our board effective March 12, 2009, our board has appointed Mr. George Tsimpis to fill the vacancy. The compensation committee reviews and approves the compensation of our executive officers.
          Nominating Committee
          Our nominating committee consists of Messrs. Elias M. Culucundis, Dimitrios N. Panagiotopoulos and George Tsimpis, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors, subject to the terms of the Voting Agreement.
          Shipping Committee
          We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that the Restis family board appointees bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors. The shipping committee is comprised of three directors. In accordance with the Voting Agreement, the Master Agreement and our by-laws, two of the directors are nominated by the Restis affiliate shareholders and one of the directors is nominated by Seanergy Maritime’s founding shareholders. The initial members of the shipping committee are Messrs. Dale Ploughman and Kostas Koutsoubelis, who are the Restis affiliate shareholders’ nominees, and Mr. Elias M. Culucundis, who is the founding shareholders’ nominee. The Voting Agreement further requires that the directors appoint the selected nominees and that the directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal caused the vacancy.
          In order to assure the continued existence of the shipping committee, our board of directors has agreed that the shipping committee may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less that 80% of our board of directors. In addition, the duties and powers of Seanergy’s chief executive officer, which is currently Mr. Ploughman, may not be altered without a similar vote. These duties and powers include voting the shares of stock that Seanergy owns in its subsidiaries. The purpose of this provision is to ensure that Seanergy will cause each of its shipping-related subsidiaries to have a board of directors with members that are identical to the shipping committee. In addition to these agreements, Seanergy has amended certain provisions in its articles of incorporation and by-laws to incorporate these requirements. As a result of these various provisions, in general, all shipping-related decisions will be made by the Restis family appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the shipping committee.
Director Independence
          Our securities are listed on the Nasdaq Stock Market and we are exempt from certain Nasdaq listing requirements including the requirement that our board be composed of a majority of independent directors. Following Mr. Papakonstantinou’s resignation on March 12, 2009, our board is composed of an equal number of non-independent and independent directors. Pursuant to the terms of the Voting Agreement, the vacancy created by Mr. Papakonstantinou’s resignation will be filled by an independent director appointed by the Restis affiliate shareholders. The board of directors has evaluated whether each of Messrs. Elias M. Culucundis, Kyriakos Dermatis, Dimitrios N. Panagiotopoulos, Alexander Papageorgiou, George Taniskidis, and George Tsimpis is an “independent director” within the meaning of the listing requirements of Nasdaq. The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, as further required by the Nasdaq requirements, the board of directors made a subjective determination as to each of Messrs. Elias M. Culucundis, Kyriakos Dermatis, Dimitrios N. Panagiotopoulos, Alexander Papageorgiou, George Taniskidis, and George Tsimpis that no relationships exist which, in the opinion of the board of directors, would interfere with the exercise of his independent judgment in carrying out the responsibilities of a director. In making this determination, the board of directors reviewed and discussed information provided by each of Messrs. Elias M. Culucundis, Kyriakos Dermatis, Dimitrios N. Panagiotopoulos, Alexander Papageorgiou, George Taniskidis, and George Tsimpis with regard to his business and personal activities as they may relate to us and our management. After reviewing the information presented to it, our board of directors has determined that each of Messrs. Elias M. Culucundis, Kyriakos Dermatis, Dimitrios N. Panagiotopoulos, Alexander Papageorgiou, George Taniskidis, and George Tsimpis is “independent” within the meaning of such rules. Our independent directors will meet in executive session as often as necessary to fulfill their duties, but no less frequently than annually.
          Our by-laws provide that transactions must be approved by a majority of our independent and disinterested directors (i.e., those directors that are not expected to derive any personal financial benefit from the transaction).
Employees
          We currently have only four executive officers, Mr. Dale Ploughman, our chief executive officer, Ms. Christina Anagnostara, our chief financial officer, Mr. Ioannis Tsigkounakis, our secretary, and Ms. Theodora Mitropetrou, our general counsel and a small support staff. We intend to employ such number of additional shore-based executives and employees as may be necessary to ensure the efficient performance of our activities.
     E. Share Ownership
          The following table sets forth information regarding the beneficial ownership of our common stock as of April 7, 2009, based upon filings publicly available as at such date, by:
•	Each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	Each of our officers and directors; and

•	Our officers and directors as a group.

          Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

			Percentage of			Percentage of
			Outstanding			Outstanding
			Common			Common
Name and Address of Beneficial Owner(1)	Voting Power		Stock	Investment Power		Stock

Georgios Koutsolioutsos(2)	21,638,161	(3)(4)(8)	74.39%	9,568,380	(6)	32.89%
Alexios Komninos(2)	15,753,378	(3)(8)	67.78%	1,183,417	(6)	5.09%
Ioannis Tsigkounakis(2)	15,272,877	(3)(8)	67.10%	557,916	(6)	2.45%
Dale Ploughman	0		*	0		*
Kostas Koutsoubelis	0		*	0		*
Elias M. Culucundis	0		*	0		*
Christina Anagnostara	0		*	0		*
George Taniskidis	0		*	0		*
Kyriakos Dermatis	0		*	0		*
Alexander Papageorgiou	0		*	0		*
Dimitrios N. Panagiotopoulos	0		*	0		*
George Tsimpis	0		*	0		*
United Capital Investments Corp.(7)(8)	19,159,295	(3)(5)(8)	76.07%	7,649,030	(6)	30.37%
Atrion Shipholding S.A.(7)(8)	17,874,544	(3)(8)	73.37%	5,751,278	(6)	23.61%
Plaza Shipholding Corp.(7)(8)	18,008,138	(3)(5)(8)	73.91%	5,884,872	(6)	24.15%
Comet Shipholding Inc.(7)(8)	17,953,885	(3)	73.45%	5,251,278	(6)	23.85%
Benbay Limited	7,649,030	(6)	30.37%	7,149,030	(6)	28.38%
United Capital Trust, Inc.	7,649,030	(6)	30.37%	7,149,030	(6)	28.38%
HBK Investments LP(9)	2,314,587		10.35%	2,314,587		10.35%
Aldebaran Investments LLC(10)	3,085,257		9.74%	3,085,257		9.74%
Nisswa Acquisition Master Fund Ltd.(11)	3,300,874		14.76%	3,300,874		14.76%
Integrated Core Strategies (US) LLC(12)	1,647,408		6.9%	1,647,408		6.9%
All directors and executive officers as a group (12 individuals)	22,919,494	(3)(4)	75.47%	11,309,713		37.24%

*	Less than one (1%) percent.

(1)	Unless otherwise indicated, the business address of each of the shareholders is 1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece.

(2)	Includes 6,727,000 shares, 880,927 shares, and 400,416 shares of our common stock for Mr. Koutsolioutsos, Mr. Komninos and Mr. Tsigkounakis, respectively, issuable upon exercise of warrants, which became exercisable on September 24, 2008.

(3)	Includes an aggregate of 14,872,461 shares of our common stock owned by the Restis affiliated shareholders, United Capital Investments, Atrion, Plaza and Comet, and Seanergy Maritime’s founding shareholders, which are subject to the Voting Agreement, as amended, described above.

(4)	Includes 38,700 shares of our common stock purchased on August 29, 2008, as to which Mr. Koutsolioutsos has sole voting power.

(5)	Includes 70,000 shares of common stock owned by Argonaut SPC, a fund managed by Oxygen Capital AEPEY an entity affiliated with Victor Restis and Katia Restis.

(6)	None of the Restis affiliate shareholders, or other shareholders who are affiliates of the Restis family, or Seanergy Maritime’s founding shareholders has shared voting power and investment power with respect to any of the shares beneficially owned, except for (i) 19,159,295 and 7,649,030 shares included for United Capital Investments Corp. as to which it has shared voting power and investment power, respectively, (ii) 14,872,461 shares and 70,000 shares included for Plaza Shipholding Corp. as to which each of United and Plaza have shared voting power and investment power, respectively, and (iii) 14,872,461 shares included for Atrion Shipholding Corp., Comet Shipholding Inc., George Koutsolioutsos, Alex Komninos and Ioannis Tsigkounakis as to which each such person or entity has shared voting power; and (iv) 7,649,030 shares included for United Capital Investments Corp., United Capital Trust, Inc. and Benbay Limited as to which each of United Capital Investments, United Capital Trust and Benbay have shared voting and investment power.

(7)	On May 20, 2008, each of United Capital Investments, Atrion, Plaza and Comet, each of which is controlled by Victor Restis, Bella Restis, Katia Restis and Claudia Restis, respectively, purchased a beneficial interest in 687,500 shares of Seanergy common stock (for an aggregate of 2,750,000 shares) from Messrs. Panagiotis and Simon Zafet, each of whom was a former officer and director of Seanergy. These shares are subject to the same restrictions as the founding shares issued to Seanergy Maritime’s founding shareholders. Does not include up to an aggregate of 2,260,000 shares of Seanergy common stock issuable to these entities if they convert the Note and up to an aggregate of 4,308,075 shares of Seanergy common stock issuable to these entities if Seanergy achieves certain definitive predetermined criteria described in this annual report, for a total of up to an aggregate of 6,568,075, which shares are exchangeable for Seanergy Maritime common stock on a one-for-one basis. Each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. is an affiliate of members of the Restis family. The address of each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc., is c/o 11 Poseidonos Avenue, 16777 Elliniko, Athens, Greece, Attn: Evan Breibart.

(8)	Includes 2,826,584, 2,002,038, 2,002,084, and 2,081,133 shares of our common stock for United Capital Investments, Atrion, Plaza and Comet, respectively, in connection with the exercise of the Warrants, which became exercisable on September 24, 2008.

(9)	Represents the aggregate holdings of HBK Investments LP, HBK Services LLC, HBK Partners II LP, HBK Management LLC, and HBK Master Fund LP. Based on an amended Schedule 13G filed on February 8, 2008, each of HBK Investments LP, HBK Services LLC, HBK Partners II LP, HBK Management LLC, and HBK Master Fund LP is the beneficial owner of 2,314,587 shares (or 8.09% of our outstanding common stock). The address of each of HBK Investments L.P., HBK Services LLC, HBK Partners II L.P., HBK Management LLC, and HBK Master Fund L.P. is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(10)	Based on Schedule 13G filed on February 17, 2009. Includes shares issuable upon exercise of Warrants which became exercisable on September 24, 2008. The address is 500 Park Avenue, 5th Floor, New York, NY 10022.

(11)	Based on Schedule 13G filed on September 5, 2008. Mr. Brian Taylor, who is the sole member of Pine River Capital Management L.P. and director of Nisswa Acquisition Master Fund Ltd., and Pine River Capital Management L.P., Nisswa Acquisition Master Fund’s investment manager, initially had shared voting power and shared investment power for 5,073,467 shares. Nisswa Acquisition Master Fund Ltd. initially had shared voting power and shared investment power for 4,856,253 shares. The address of each of Mr. Taylor, Pine River Capital Management L.P. and Nisswa Acquisition Master Fund Ltd. is c/o Pine River Capital Management L.P., 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305.

(12)	Based on Schedule 13G filed on February 5, 2008. Includes shares issuable upon exercise of Warrants which became exercisable on September 24, 2008. Integrated Core Strategies (US) LLC, Millennium Management LLC and Israel A. Englander have shared voting power and shared investment power for these 1,647,408 shares. The address is c/o Millennium Management LLC, 666 Fifth Avenue, New York, NY 10103.

Escrow of Shares Held by Seanergy Maritime’s Founding Shareholders
          The 5,500,000 shares initially owned by Seanergy Maritime’s founding shareholders, including those that were transferred by Seanergy Maritime’s former chief executive officer and former chief operating officer to the Restis affiliate shareholders, have been placed in an escrow account maintained by Continental Stock Transfer & Trust Company, as escrow agent. These shares were exchanged for shares of our common stock. In connection with the dissolution and liquidation of Seanergy Maritime, we executed a joinder to the stock escrow agreement and as a result the shares of our common stock owned by such shareholders will remain in escrow until 12 months after the vessel acquisition.
          During the period these shares are held in escrow, they may not be transferred other than (i) by gift to a member of the shareholder’s immediate family or to a trust or other entity, the beneficiary of which is such shareholder or a member of such shareholder’s immediate family, (ii) by virtue of the laws of descent and distribution upon death of such shareholder, or (iii) pursuant to a qualified domestic relations order; provided, however, that any transferee of the shares agrees to be bound by the terms of the escrow agreement. The escrow agreement provides that the shareholder will retain all other rights as our shareholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. In addition, in connection with the vessel acquisition, each of the Restis affiliate shareholders and Seanergy Maritime’s founding shareholders has agreed to subordinate its rights to receive dividends to the extent we do not have sufficient funds to pay dividends to the public shareholders.
          Pursuant to the terms of the escrow agreement, Seanergy Maritime, Maxim and Continental Stock Transfer & Trust Company were required to, and did, consent to the transfer of beneficial ownership of 2,750,000 shares of Seanergy Maritime’s common stock by its former chief executive officer and its former chief operating officer to the Restis affiliate shareholders.
          If we consummate a liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their shares of common stock for cash, securities or other property, then Continental Stock Transfer & Trust Company will, upon consummation of such transaction, release the escrow shares to our founding shareholders so that they can similarly participate. Continental Stock Transfer & Trust Company will then have no further duties under the terms of the escrow agreement.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
     A. Major Shareholders
          The following table sets out certain information as of April 7, 2009 with respect to each person or group of affiliated persons who is currently known to us to be the beneficial owner of 5% or more of the shares of our common stock as of the date of filing of this annual report.

			Percentage of			Percentage of
Name and Address of			Outstanding			Outstanding
Beneficial Owner(1)	Voting Power		Common Stock	Investment Power		Common Stock

Georgios Koutsolioutsos(2)	21,638,161	(3)(4)(8)	74.39%	9,568,380	(6)	32.89
Alexios Komninos(2)	15,753,378	(3)(8)	67.78%	1,183,417	(6)	5.09
United Capital Investments Corp.(7)(8)	19,159,295	(3)(5)(8)	76.07%	7,649,030	(6)	30.37%
Atrion Shipholding S.A.(7)(8)	17,874,544	(3)(8)	73.37%	5,751,278	(6)	23.61%
Plaza Shipholding Corp.(7)(8)	18,008,138	(3)(5)(8)	73.91%	5,884,872	(6)	24.15%
Comet Shipholding Inc.(7)(8)	17,953,885	(3)	73.45%	5,251,278	(6)	23.85%
Benbay Limited	7,649,030	(6)	30.37%	7,149,030	(6)	28.38%
United Capital Trust, Inc.	7,649,030	(6)	30.37%	7,149,030	(6)	28.38%
HBK Investments LP(9)	2,314,587		10.35%	2,314,587		10.35%
Aldebaran Investments LLC(10)	3,085,257		9.74%	3,085,257		9.74%
Nisswa Acquisition Master Fund Ltd.(11)	3,300,874		14.76%	3,300,874		14.76%
Integrated Core Strategies (US) LLC(12)	1,647,408		6.9%	1,647,408		6.9%

(1)	Unless otherwise indicated, the business address of each of the shareholders is 1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece.

(2)	Includes 6,727,000 shares, 880,927 shares, and 400,416 shares of our common stock for Mr. Koutsolioutsos, Mr. Komninos and Mr. Tsigkounakis, respectively, issuable upon exercise of warrants, which became exercisable on September 24, 2008.

(3)	Includes an aggregate of 14,872,461 shares of our common stock owned by the Restis affiliated shareholders, United Capital Investments, Atrion, Plaza and Comet, and Seanergy Maritime’s founding shareholders, which are subject to the Voting Agreement, as amended, described above.

(4)	Includes 38,700 shares of our common stock purchased on August 29, 2008, as to which Mr. Koutsolioutsos has sole voting power.

(5)	Includes 70,000 shares of common stock owned by Argonaut SPC, a fund managed by Oxygen Capital AEPEY an entity affiliated with Victor Restis and Katia Restis.

(6)	None of the Restis affiliate shareholders, or other shareholders who are affiliates of the Restis family, or Seanergy Maritime’s founding shareholders has shared voting power and investment power with respect to any of the shares beneficially owned, except for (i) 19,159,295 and 7,649,030 shares included for United Capital Investments Corp. as to which it has shared voting power and investment power, respectively, (ii) 14,872,461 shares and 70,000 shares included for Plaza Shipholding Corp. as to which each of United and Plaza have shared voting power and investment power, respectively, and (iii) 14,872,461 shares included for Atrion Shipholding Corp., Comet Shipholding Inc., George Koutsolioutsos, Alex Komninos and Ioannis Tsigkounakis as to which each such person or entity has shared voting power; and (iv) 7,649,030 shares included for United Capital Investments Corp., United Capital Trust, Inc. and Benbay Limited as to which each of United Capital Investments, United Capital Trust and Benbay have shared voting and investment power.

(7)	On May 20, 2008, each of United Capital Investments, Atrion, Plaza and Comet, each of which is controlled by Victor Restis, Bella Restis, Katia Restis and Claudia Restis, respectively, purchased a beneficial interest in 687,500 shares of Seanergy common stock (for an aggregate of 2,750,000 shares) from Messrs. Panagiotis and Simon Zafet, each of whom was a former officer and director of Seanergy. These shares are subject to the same restrictions as the founding shares issued to Seanergy Maritime’s founding shareholders. Does not include up to an aggregate of 2,260,000 shares of Seanergy common stock issuable to these entities if they convert the Note and up to an aggregate of 4,308,075 shares of Seanergy common stock issuable to these entities if Seanergy achieves certain definitive predetermined criteria described in this annual report, for a total of up to an aggregate of 6,568,075, which shares are exchangeable for Seanergy Maritime common stock on a one-for-one basis. Each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. is an affiliate of members of the Restis family. The address of each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc., is c/o 11 Poseidonos Avenue, 16777 Elliniko, Athens, Greece, Attn: Evan Breibart.

(8)	Includes 2,826,584, 2,002,038, 2,002,084, and 2,081,133 shares of our common stock for United Capital Investments, Atrion, Plaza and Comet, respectively, in connection with the exercise of the Warrants, which became exercisable on September 24, 2008.

(9)	Represents the aggregate holdings of HBK Investments LP, HBK Services LLC, HBK Partners II LP, HBK Management LLC, and HBK Master Fund LP. Based on an amended Schedule 13G filed on February 8, 2008, each of HBK Investments LP, HBK Services LLC, HBK Partners II LP, HBK Management LLC, and HBK Master Fund LP is the beneficial owner of 2,314,587 shares (or 8.09% of our outstanding common stock). The address of each of HBK Investments L.P., HBK Services LLC, HBK Partners II L.P., HBK Management LLC, and HBK Master Fund L.P. is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(10)	Based on Schedule 13G filed on February 17, 2009. Includes shares issuable upon exercise of Warrants which became exercisable on September 24, 2008. The address is 500 Park Avenue, 5th Floor, New York, NY 10022.

(11)	Based on Schedule 13G filed on September 5, 2008. Mr. Brian Taylor, who is the sole member of Pine River Capital Management L.P. and director of Nisswa Acquisition Master Fund Ltd., and Pine River Capital Management L.P., Nisswa Acquisition Master Fund’s investment manager, initially had shared voting power and shared investment power for 5,073,467 shares. Nisswa Acquisition Master Fund Ltd. initially had shared voting power and shared investment power for 4,856,253 shares. The address of each of Mr. Taylor, Pine River Capital Management L.P. and Nisswa Acquisition Master Fund Ltd. is c/o Pine River Capital Management L.P., 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305.

(12)	Based on Schedule 13G filed on February 5, 2008. Includes shares issuable upon exercise of Warrants which became exercisable on September 24, 2008. Integrated Core Strategies (US) LLC, Millennium Management LLC and Israel A. Englander have shared voting power and shared investment power for these 1,647,408 shares. The address is c/o Millennium Management LLC, 666 Fifth Avenue, New York, NY 10103.
          All shares owned by the shareholders listed in the table above have the same voting rights as other shares of our common stock. To the best of our knowledge, except as disclosed in the table above, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. To the best of our knowledge, except for the Voting Agreement, there are no agreements in place that could result in a change of control of us.
          As of April 7, 2009,16,861,227 shares of our common stock, or 75.4%, were held of record by three persons with U.S. addresses of record, including 16,851,127 shares owned of record in CEDE & Co., a nominee of The Depository Trust Company. As a nominee, we believe that the shares held by CEDE & Co. include shares of common stock beneficially owned by both holders in and outside the United States.
     B. Related Party Transactions
Master Agreement
          On August 26, 2008, shareholders of Seanergy Maritime approved a proposal to acquire six dry bulk carriers from six individual sellers that are controlled by members of the Restis family, including two newly built vessels. This acquisition was made pursuant to the Master Agreement and the several MOAs in which Seanergy agreed to purchase these vessels for an aggregate purchase price of (i) $367,030,750 in cash to the sellers, (ii) $28,250,000 in the form of the Note, which are convertible into 2,260,000 shares of Seanergy’s common stock, issued to the Restis affiliate shareholders as nominees for the sellers, and (iii) up to an aggregate of 4,308,075 shares of common stock of Seanergy issued to the Restis affiliate shareholders as nominees for the sellers, subject to Seanergy meeting an EBITDA target of $72 million to be earned between October 1, 2008 and September 30, 2009. The Restis affiliate shareholders, United Capital Investment Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc., and the sellers are owned and controlled by the following members of the Restis family: Victor Restis, Bella Restis, Katia Restis and Claudia Restis. The Restis affiliate shareholders are four personal investment companies. Each company is controlled by one of these four individuals. Each seller is a single purpose entity organized for the purpose of owning and operating one of the six dry bulk carriers sold pursuant to the terms of the Master Agreement and the individual related MOA. Following the sale of the vessels under the Master Agreement and related MOAs, the sellers have had no further operations. The Restis affiliate shareholders purchased shares of Seanergy’s common stock from two of our original founders, Messrs. Panagiotis and Simon Zafet, and serve as nominees of the sellers for purposes of receiving payments under the Note and the shares issuable upon meeting the EBITDA targets described above. The Restis affiliate shareholders do not have any direct participation in our operations as they are not officers, directors or employees of Seanergy Maritime or Seanergy. Pursuant to the terms of the Voting Agreement, the Restis affiliate shareholders have the right to nominate members to the Board of Directors and to appoint officers as described more fully below.
          The Master Agreement also provided that Seanergy Maritime and Seanergy cause their respective officers to resign as officers, other than Messrs. Ploughman and Koutsolioutsos, and the Restis affiliate shareholders have the right to appoint such other officers as they deem appropriate in their discretion. The Master Agreement also required that directors resign and be appointed so as to give effect to the Voting Agreement. Pursuant to the Master Agreement, Seanergy Maritime and Seanergy also established shipping committees of three directors and delegated to them the exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. Messrs. Ploughman, Koutsoubelis and Culucundis were appointed to such committees. See “Item 4. Information on the Company — Shipping Committee.” In addition, in connection with the Master Agreement, Seanergy entered into the Management Agreement and the Brokerage Agreement, whereby Seanergy agreed to outsource the management and commercial brokerage of its fleet to affiliates of the Restis family.
Registration Rights
          Pursuant to a Registration Rights Agreement, no later than thirty days from the effective date of the dissolution and liquidation, we were obligated to file a registration statement with the Securities and Exchange Commission registering the resale of the 5,500,000 shares in the aggregate owned by Seanergy Maritime’s founding shareholders and the Restis affiliate shareholders and the 16,016,667 shares of common stock underlying their private placement warrants. However, the 5,500,000 shares will not be released from escrow before the first year anniversary of the consummation of the vessel acquisition. In addition, we agreed to register for resale in such registration statement an aggregate of 6,568,075 shares of common stock, consisting of 4,308,075 shares of common stock issuable to the Restis affiliate shareholders if we achieve certain earnings targets and 2,260,000 shares of common stock issuable upon conversion of the Note. We have filed such registration statement with the SEC and it was declared effective on February 19, 2009.
          The holders of such securities are also entitled to certain “piggy-back” registration rights on registration statements filed subsequent to such date. We will bear the expenses incurred in connection with any such registration statements, other than underwriting discounts and/or commissions.
Management of the Fleet
          Seanergy outsources the commercial brokerage and management of its fleet to affiliates of members of the Restis family. The commercial brokerage of its fleet has been contracted out to Safbulk and the management of its fleet has been contracted out to EST.

          Brokerage Agreement
          Under the terms of the Brokerage Agreement entered into by Safbulk, as exclusive commercial broker, with Seanergy Management, Safbulk provides commercial brokerage services to Seanergy’s subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The Brokerage Agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.
          Management Agreement
          Under the terms of the Management Agreement entered into by EST, as manager of all vessels owned by Seanergy’s subsidiaries, with Seanergy Management, EST performs certain duties that include general administrative and support services necessary for the operation and employment of all vessels owned by all our subsidiaries, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to our instructions, sale and purchase of vessels.
          Under the terms of the Management Agreement, EST was initially entitled to receive a daily fee of Euro 416.00 per vessel until December 31, 2008, which fee may thereafter be increased annually by an amount equal to the percentage change during the preceding period in the Harmonised Indices of Consumer Prices All Items for Greece published by Eurostat from time to time. Such fee is payable monthly in advance on the first business day of each following month. The fee has been increased to Euro 425.00 per vessel per day through December 31, 2009.
          The Management Agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.
          Shipping Committee
          We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that the Restis family board appointees bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors. The shipping committee is comprised of three directors. In accordance with the Voting Agreement, the Master Agreement and our by-laws, two of the directors are nominated by the Restis affiliate shareholders and one of the directors is nominated by Seanergy Maritime’s founding shareholders. The initial members of the shipping committee are Messrs. Dale Ploughman and Kostas Koutsoubelis, who are the Restis affiliate shareholders’ nominees, and Mr. Elias M. Culucundis, who is the founding shareholders’ nominee. The Voting Agreement further requires that the directors appoint the selected nominees and that the directors fill any vacancies on the shipping committee with nominees selected by the party that nominated the person whose resignation or removal caused the vacancy.
          In order to assure the continued existence of the shipping committee, our board of directors has agreed that the shipping committee may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less that 80% of our board of directors. In addition, the duties of Seanergy’s chief executive officer, which is currently Mr. Ploughman, may not be altered without a similar vote. These duties include voting the shares of stock that Seanergy owns in its subsidiaries. The purpose of this provision is to ensure that Seanergy will cause each of its shipping-related subsidiaries to have a board of directors with members that are identical to the shipping committee. In addition to these agreements, Seanergy has amended certain provisions in its articles of incorporation and by-laws to incorporate these requirements. As a result of these various provisions, in general, all shipping-related decisions will be made by the Restis family appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the shipping committee.
The Charters
          Our relevant vessel-owning subsidiaries have entered into time charter parties for all six vessels with SAMC, a company associated with members of the Restis family. Each charter party reflects rates for a period of 11 to 13 months as follows (inclusive of a total of 2.5% address and charter commission in favor of parties nominated by the sellers): (i) $30,000 per day for the African Oryx; (ii) $36,000 per day for the African Zebra; (iii) $60,000 per day for the Davakis G. (ex. Hull No. KA215); (iv) $60,000 per day for the Delos Ranger (ex. Hull No. KA216); (v) $65,000 per day for the Bremen Max; and (vi) $65,000 per day for the Hamburg Max, with some flexibility permitted with regard to the per vessel type charters secured by the sellers so long as the operating day and duration weighted average revenues are consistent with the foregoing.
          EST, Safbulk and SAMC are each an affiliate of members of the Restis family.
Vgenopoulos and Partners
          Mr. Ioannis Tsigkounakis, a member of our board of directors, is a partner of Vgenopoulos and Partners, which Seanergy Maritime has retained in connection with certain matters relating to the vessel acquisition and the drafting of the definitive agreement. Seanergy Maritime has paid Mr. Tsigkounakis’ law firm no remuneration for the fiscal year ended December 31, 2007. During the fiscal year ended December 31, 2008, Seanergy Maritime had paid Mr. Tsigkounakis’ law firm $340,000. Seanergy anticipates continued retention of Mr. Tsigkounakis’ law firm for the near future.
Sublease Agreement
          Seanergy leases its executive office space in Athens, Greece pursuant to the terms of a sublease agreement between Seanergy Management and Waterfront, a company which is beneficially owned by Victor Restis. The sublease fee is EUR 504,000 per annum or EUR 42,000 per month. The initial term is from November 17, 2008 to November 16, 2011. Seanergy has the option to extend the term until February 2, 2014. The premises are approximately 1,000 square meters in a prime location in the Southern suburbs of Athens. The agreement includes furniture, parking space and building maintenance.
Employment Agreements
          We entered into an employment agreement with our Chief Executive Officer, Mr. Dale Ploughman. Under the agreement, Mr. Ploughman’s annual base salary is $400,000 which is subject to increases as may be approved by our Board of Directors.
          Seanergy Management has entered into an employment agreement with our Chief Financial Officer, Ms. Christina Anagnostara. The total net annual remuneration is EUR 23,800 subject to any increases made from time to time by Seanergy Management or by an appropriate committee.
          All the members of the Board of Directors receive fees of $40,000 per year. In addition, the three members of the Shipping Committee receive additional fees of $60,000 per year.
Consultancy Agreement
          On December 15, 2008, Seanergy Management entered into an agreement with CKA Company S.A., a related party entity incorporated in the Marshall Islands. CKA Company S.A. is beneficially owned by the Company’s Chief Financial Officer. Under the agreement, CKA Company S.A. provides the services of the individual who serves in the position of Seanergy’s Chief Financial Officer. The agreement is for $220,000 per annum, payable monthly on the last working day of every month in twelve installments. The related expense for

2008 amounted to $27,000.
     C. Interest of Experts and Counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
     A. Consolidated Statements and Other Financial Information
     Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.
     B. Significant Changes
     Not applicable.
ITEM 9. THE OFFER AND LISTING
     A. Offer and Listing Details
     Not applicable.
     B. Plan of Distribution
     Not applicable.
     C. Markets
          The table below sets forth, for the calendar periods indicated, the high and low sales prices on the American Stock Exchange or the Nasdaq Stock Market for the common stock, warrants and units of the Company, as applicable:

	Common Stock		Warrants		Units
	High	Low	High	Low	High	Low

Annual highs and lows
2007	$9.67	$9.26	$1.66	$1.13	$10.94	$9.83
2008	$10.00	$3.15	$2.62	$0.11	$11.90	$6.50
Quarterly highs and lows
2007
Quarter ended 12/31/2007	$9.48	$9.08	$1.66	$1.13	$10.94	$10.17
2008
Quarter ended 03/31/2008	$9.48	$9.01	$1.35	$0.37	$10.61	$9.45
Quarter ended 06/30/2008	$10.00	$9.15	$2.62	$0.42	$12.31	$9.47
Quarter ended 09/30/2008	$10.00	$7.21	$2.50	$0.75	$11.90	$8.70
Quarter ended 12/31/2008	$8.55	$3.15	$0.92	$0.11	$9.10	$6.50
Monthly highs and lows 2008
October 2008*	$8.65	$3.15	$0.92	$0.15	$9.10	$6.50
November 2008*	$5.90	$4.25	$0.30	$0.15	N/A	N/A
December 2008*	$6.50	$4.25	$0.27	$0.11	N/A	N/A
2009
January 2009**	$5.35	$4.98	$0.22	$0.12	N/A	N/A
February 2009**	$4.99	$4.02	$0.12	$0.06	N/A	N/A
March 2009**	$4.20	$3.68	$0.10	$0.06	N/A	N/A

*	Seanergy Maritime’s common stock, warrants and units were previously listed on the American Stock Exchange. On October 15, 2008, Seanergy Maritime’s common stock and warrants commenced trading on the Nasdaq Stock Market. Seanergy Maritime’s units were separated prior to being listed on the Nasdaq Stock Market and, therefore, were not listed on the Nasdaq Stock Market. Seanergy Maritime’s units stopped trading on the American Stock Exchange on October 14, 2008 and were not listed on the Nasdaq Stock Market.

**	Following the dissolution of Seanergy Maritime, our common stock started trading on the Nasdaq Stock Market on January 28, 2009.
     D. Selling Shareholders
     Not applicable.
     E. Dilution
     Not applicable.
     F. Expenses of the Issue
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
     A. Share Capital
     Not applicable.
     B. Memorandum and Articles of Incorporation
          The information required herein was provided in the Registration Statement on Form F-1 (File No. 333-157270) previously filed by us with the Securities and Exchange Commission and is incorporated herein by reference.
     C. Material Contracts
          Master Agreement dated as of May 20, 2008 among Seanergy Maritime Corp., Seanergy Merger Corp., the entities listed on Schedule 1 hereto and the entities listed on Schedule 2 hereto; Amendment to Master Agreement dated July 25, 2008.
          In connection with the vessel acquisition, on May 20, 2008, Seanergy executed the Master Agreement, pursuant to which it agreed to purchase six dry bulk carriers from six seller entities for an aggregate purchase price of (i) $367,030,750 in cash to the sellers, (ii) $28,250,000 (face value) in the form of the Note, which are convertible into 2,260,000 shares of Seanergy’s common stock, issued to the Restis affiliate shareholders as nominees for the sellers, and (iii) up to an aggregate of 4,308,075 shares of common stock of Seanergy issued to the Restis affiliate shareholders as nominees for the sellers, subject to Seanergy meeting an EBITDA target of $72 million to be earned between October 1, 2008 and September 30, 2009.
          The Master Agreement also provided that Seanergy cause its officers to resign as officers, other than Messrs. Ploughman and Koutsolioutsos, and the Restis affiliate shareholders have the right to appoint such other officers as they deem appropriate in their discretion. The Master Agreement also required that directors resign and be appointed so as to give effect to the Voting Agreement. Pursuant to the Master Agreement, Seanergy also established shipping committees of three directors and delegated to them the exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. Messrs. Ploughman, Koutsoubelis and Culucundis were appointed to such committees. In addition, in connection with the Master

Agreement, Seanergy entered into the Management Agreement and the Brokerage Agreement, whereby Seanergy agreed to outsource the management and commercial brokerage of its fleet to affiliates of the Restis family.
          Memorandum of Agreement related to the African Oryx dated May 20, 2008, between Seanergy Maritime Corp., as buyer, and Valdis Marine Corp., as seller, as amended.
          On May 20, 2008, we entered into a memorandum of agreement with Valdis Marine Corp., pursuant to which we agreed to purchase the M/V African Oryx, a 1997-built secondhand Handysize vessel for a total purchase price of $44,080,750. The M/V African Oryx was delivered on August 28, 2008.
          Memorandum of Agreement relating to the African Zebra dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Goldie Navigation Ltd., as seller, as amended.
          On May 20, 2008, we entered into a memorandum of agreement with Goldie Navigation Ltd., pursuant to which we agreed to purchase the M/V African Zebra, a 1985-built secondhand Handymax vessel for a total purchase price of $34,500,000. The M/V African Zebra was delivered on September 28, 2008.
          Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Davakis G. (ex. Hull No. KA215) dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Kalistos Maritime S.A., as seller, as amended.
          On May 20, 2008, we entered into a memorandum of agreement with Kalistos Maritime S.A., pursuant to which we agreed to purchase the M/V Davakis G, a 2008-built secondhand Supramax vessel for a total purchase price of $88,500,000. The M/V Davakis G was delivered on August 28, 2008.
          Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Hull No. KA216 dated March 20, 2008 between Seanergy Maritime Corp., as buyer, and Kalithea Maritime S.A., as seller, as amended.
          On May 20, 2008, we entered into a memorandum of agreement with Kalithea Maritime S.A., pursuant to which we agreed to purchase the M/V Delos Ranger, a 2008-built secondhand Supramax vessel for a total purchase price of $83,500,000. The M/V Delos Ranger was delivered on August 28, 2008.
          Memorandum of Agreement relating to the Breman Max dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Pavey Services Ltd., as seller, as amended.
          On May 20, 2008, we entered into a memorandum of agreement with Pavey Services Ltd., pursuant to which we agreed to purchase the M/V Bremen Max, a 19933-built secondhand Panamax vessel for a total purchase price of $62.50 million. The M/V Bremen Max was delivered on September 11, 2008.
          Memorandum of Agreement relating to the Hamburg Max dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Shoreline Universal Limited, as seller, as amended.
          On May 20, 2008, we entered into a memorandum of agreement with Shoreline Universal Limited pursuant to which we agreed to purchase the M/V Hamburg Max, a 1994-built secondhand Panamax vessel for a total purchase price of $70,350,000. The M/V Hamburg Max was delivered on September 25, 2008.
          Management Agreement dated as of May 20, 2008 among Seanergy Management Corp. and EST.
          Under the terms of the Management Agreement, EST performs certain duties that include general administrative and support services necessary for the operation and employment of all vessels owned by all subsidiaries of Seanergy, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Seanergy’s instructions, sale and purchase of vessels. Under the terms of the Management Agreement, EST was initially entitled to receive a daily fee of Euro 416.00 per vessel until December 31, 2008, which fee may thereafter be increased annually by an amount equal to the percentage change during the preceding period in the Harmonised Indices of Consumer Prices

All Items for Greece published by Eurostat from time to time. Such fee is payable monthly in advance on the first business day of each following month. The fee has been increased to Euro 425.00 per vessel through December 31, 2009.
          Brokerage Agreement dated as of May 20, 2008 among Seanergy Management Corp. and Safbulk.
          Under the terms of the Brokerage Agreement entered into by Safbulk, as exclusive commercial broker, Safbulk provides commercial brokerage services to our subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management, one of our wholly owned subsidiaries that oversees the provision of certain services to our vessel-owning subsidiaries. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The Brokerage Agreement is for a term of two years and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.
          Voting Agreement dated as of May 20, 2008 among Seanergy Maritime Corp., Mr. Panagiotis Zafet, Mr. Simon Zafet, certain of our shareholders who are affiliated with members of the Restis family, or referred to as Restis affiliate shareholders, Seanergy Maritime’s founding shareholders, and Messrs. Georgios Koutsolioutsos, Alexios Komninos, Ioannis Tsigkounakis, Dale Ploughman, Kostas Koutsoubelis, Elias M. Culucundis, Christina Anagnostara, George Taniskidis, Kyriakos Dermatis, Alexander Papageorgiou, Dimitrios N. Panagiotopoulos, and George Tsimpis; Amendment to Voting Agreement dated July 25, 2008; Second Amendment to Voting Agreement dated August 21, 2008; Third Amendment to Voting Agreement dated August 27, 2008; Fourth Amendment to Voting Agreement dated November 20, 2008.
          Pursuant to the Voting Agreement, upon the execution of the Master Agreement, our board of directors was required to consist of seven persons and upon the occurrence of the 2008 annual meeting of shareholder, our board of directors was required to consist of 13 persons. Initially, the Restis affiliate shareholders and the original founders, Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis, agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) three people named by the Restis affiliate shareholders to be elected to our board of directors, (ii) three people named by the original founders to be elected to our board of directors, and (iii) one person jointly selected by the Restis affiliate shareholders and the original founders to be elected to our board of directors. Upon the occurrence of the 2008 annual meeting of shareholders continuing until May 20, 2010, the Restis affiliate shareholders, on the one hand, and the original founders on the other have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) six people named by the Restis affiliate shareholders to be elected to our board of directors, (ii) six people named by the original founders to be elected to our board of directors, and (iii) one person jointly selected by the Restis affiliate shareholders and the original founders to be elected to our board of directors.
          The six members of our board of directors designated by each of the Restis affiliate shareholders and the original founders will be divided as equally as possible among Class A, Class B and Class C directors. The six members of our board of directors designated by each of the groups will include at least three “independent” directors, as defined in the rules of the SEC and the rules of any applicable stock exchange.
          Any director may be removed from office at any time, with or without cause, at the request of the shareholder group entitled to designate such director, and a director so removed shall be replaced by a nominee selected by the shareholder group entitled to designate such director. Vacancies on the board of directors shall also be filled by the shareholder group entitled to name the director whose resignation or removal led to the occurrence of the vacancy.
          With respect to our officers, the parties agreed that Dale Ploughman and Georgios Koutsolioutsos would serve as chief executive officer and chairman of the board of directors, respectively. If Mr. Ploughman is unable or unwilling to serve in such position, the Restis affiliate shareholders shall have the right to appoint his replacement.
          In addition, pursuant to the terms of the Voting Agreement, Seanergy has established a shipping committee consisting of three members. In accordance with the Voting Agreement, the Master Agreement and our by-laws, two of the directors are nominated by the Restis affiliate shareholders and one of the directors is nominated by Seanergy Maritime’s founding shareholders. The initial members of the shipping committee are Messrs. Dale Ploughman and Kostas Koutsoubelis, who are the Restis affiliate shareholders’ nominees, and Mr. Elias M. Culucundis, who is the founding shareholders’ nominee. The Voting Agreement further requires that the directors appoint the selected nominees and that the directors fill any vacancies on the shipping committee with nominees selected by the party that nominated the person whose resignation or removal caused the vacancy.
          Convertible Unsecured Promissory Note in the Aggregate Principal Amount of $$28,250,000 (face value) in favor each of the Investors set forth in Schedule 1 attached to such note.
          In connection with the vessel acquisition, on August 28, 2008, Seanergy issued a convertible unsecured promissory note issued to certain Restis affiliate shareholders in the principal aggregate amount of $28,250,000 (face value). The note bears interest at a rate of 2.9% per annum and matures in May 2010. The note is convertible, at the option of the holders, into common stock at a conversion price of $12.50 per share.
          Stock Escrow Agreement date September 27, 2007; Joinder Agreement.
          In connection with the initial public offering of the common stock of the Company’s predecessor, Seanergy Maritime Corp., the Company and the Company’s original founders entered into an escrow agreement with Continental Stock Transfer & Trust Company, pursuant to which the 5,500,000 shares initially owned by Seanergy Maritime’s founding shareholders, including those that were transferred by Seanergy Maritime’s former chief executive officer and former chief operating officer to the Restis affiliate shareholders, have been placed in an escrow account maintained by the escrow agent. These shares were exchanged for shares of our common stock. In connection with the dissolution and liquidation of Seanergy Maritime, we executed a joinder to the stock escrow agreement and as a result the shares of our common stock owned by such shareholders will remain in escrow until 12 months after the vessel acquisition.
          During the period these shares are held in escrow, they may not be transferred other than (i) by gift to a member of the shareholder’s immediate family or to a trust or other entity, the beneficiary of which is such shareholder or a member of such shareholder’s immediate family, (ii) by virtue of the laws of descent and distribution upon death of such shareholder, or (iii) pursuant to a qualified domestic relations order; provided, however, that any transferee of the shares agrees to be bound by the terms of the escrow agreement. The escrow agreement provides that the shareholder will retain all other rights as our shareholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. In addition, in connection with the vessel acquisition, each of the Restis affiliate shareholders and Seanergy Maritime’s founding shareholders has agreed to subordinate its rights to receive dividends to the extent we do not have sufficient funds to pay dividends to the public shareholders.
     D. Exchange Controls and Other Limitations Affecting Security Holders
          Under Marshall Islands law, there are currently no restrictions on the export of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our shares.
     E. Taxation
          The following is a discussion of the material Marshall Islands and United States federal income tax consequences relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the voting power of our stock, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Consequences
          We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders provided such stockholders are not residents of the Marshall Islands.
United States Federal Income Tax Consequences
          The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership and disposition of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based, in part, upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of our business as described in “Item 4. Information on the Company” above and assumes that we conduct our business as described in that section. References in the following discussion to “we” and “us” are to Euroseas and its subsidiaries on a consolidated basis.
United States Federal Income Taxation of Our Company
     Taxation of Operating Income: In General
          Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”
          Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted to engage in transportation that produces income which is considered to be 100% from sources within the United States.
          Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.
          In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.
          Exemption of Operating Income from United States Federal Income Taxation
          Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:
•	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

either

•	more than 50% of the value of our stock is owned, directly or indirectly, by “qualified stockholders,” individuals (i) who are “residents” of our country of organization or of another foreign country that grants an

“equivalent exemption” to corporations organized in the United States and (ii) who comply with certain documentation requirements, which we refer to as the “50% Ownership Test,” or
•	our stock is primarily and regularly traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”
          The Republic of the Marshall Islands, the jurisdiction where we and our shipowning subsidiaries are incorporated, grants “equivalent exemptions” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
          It is not clear whether we will be entitled to the benefits of Section 883 for 2006 and 2007. We do not anticipate, however, that a material amount of United States federal tax would be owed in the event that we do not qualify for the benefits of Section 883 for such years.
          For 2008 and subsequent years, we anticipate that we will need to satisfy the Publicly-Traded Test in order to qualify for benefits under Section 883. Our ability to satisfy the Publicly-Traded Test is discussed below.
          The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, our sole class of our issued and outstanding stock, is “primarily traded” on the NASDAQ Capital Market.
          Under the regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on one or more established securities markets which we refer to as the listing threshold. Our common stock, our sole class of issued and outstanding stock, is listed on the NASDAQ Capital Market and, accordingly, we will satisfy the listing requirement.
          It is further required that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1 / 6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.
          Notwithstanding the foregoing, the regulations provide, in pertinent part, a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of such class of stock, which we refer to as the “5% Override Rule.” The 5% Override Rule shall not apply to us, however, if we can establish that our qualified shareholders own sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are not so owned from representing 50% or more of the value of such class of stock for more than half of the number of days during the taxable year, which we refer to as the “5% Override Rule Exception.” Establishing such ownership by qualified shareholders will depend upon the status of our direct and indirect individual shareholders as residents of qualifying jurisdictions and whether they own shares through bearer share arrangements and will require compliance with ownership certification procedures by individual shareholders that are residents of qualifying jurisdictions and by each intermediary or other person in the chain of ownership between us and such individuals.
          For purposes of being able to determine the persons who own, actually or constructively, 5% or more of a class our stock, or “5% Shareholders,” the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission to identify persons who have a 5% or more beneficial interest in a class of our stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.
          There can be no assurance regarding whether we will be subject to the 5% Override Rule for any year or whether in circumstances where it would otherwise apply we will be able to qualify for the 5% Override Rule Exception. For this and other reasons, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for any year.
     Taxation in Absence of Exemption
          To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
          To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.
          Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.
          We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.
     United States Taxation of Gain on Sale of Vessels
          Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
United States Federal Income Taxation of U.S. Holders
          As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

          If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.
     Distributions
          Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of U.S. Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
          Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Capital Market), and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been introduced that, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any distributions treated as dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
          Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of our stock paid by us. If we pay an “extraordinary dividend” on our stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend.
     Sale, Exchange or Other Disposition of Common Stock
          Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
     Passive Foreign Investment Company Status and Significant Tax Consequences
          Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:
•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.
          For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
          Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
          As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, provided that our common shares are listed on the NASDAQ Capital Market and are treated as “regularly traded” on such market for the year in which the election is made, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.
     Taxation of U.S. Holders Making a Timely QEF Election
          If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.
     Taxation of U.S. Holders Making a “Mark-to-Market” Election
          Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. Since our stock is listed on the NASDAQ

Capital Market, our common stock will be treated as “marketable stock” for this purpose, provided that our common stock is regularly traded on such market in accordance with applicable Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.
     Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
          Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
          These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.
United States Federal Income Taxation of “Non-U.S. Holders”
          A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”
     Dividends on Common Stock
          Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
     Sale, Exchange or Other Disposition of Common Stock
          Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:
•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
          If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.
     Backup Withholding and Information Reporting
          In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:
•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.
     Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.
          If you sell your stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.
          Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.
          We encourage each stockholder to consult with his, her or its own tax advisor as to particular tax consequences to it of holding and disposing of our shares, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.
     F. Dividends and Paying Agents
     Not applicable.
     G. Statement by Experts
     Not applicable.

     H. Documents on Display
          We file annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.
          We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Investor Relations, Seanergy Maritime Holdings Corp., 1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece, telephone number +30-210-9638461 or facsimile number +30-210-9638450.
     I. Subsidiary Information
     Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest rate risk
          We are subject to interest-rate risk relating to the floating-rate interest on our revolving credit facility and term facility with Marfin. These facilities bear interest at LIBOR plus a spread. The term facility’s spread also fluctuates if the ratio of total assets to total liabilities is greater than 165%. In such case, the spread increases from 1.5% to 1.75%. At December 31, 2008, the weighted average interest rate was 5.2%. A 1% increase in LIBOR would have resulted in an increase in interest expense for the year ended December 31, 2008 of approximately $691,000.
Currency and Exchange Rates
          We generate all of our revenue in U.S. Dollars. The majority of our operating expenses are in U.S. Dollars except primarily for our management fees and our executive office rental expenses which are denominated in Euros. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to the EURO, but we do not expect such fluctuations to be material.
          As of December 31, 2008, we had no open foreign currency exchange contracts.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
          There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
          There have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities. There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.
ITEM 15. CONTROLS AND PROCEDURES
          (a) Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on this evaluation, our chief executive officer and interim chief financial officer concluded that as of December 31, 2008 our disclosure controls and procedures were effective at a reasonable assurance level and, accordingly, provide reasonable assurance that (i) the information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) information is accumulated and communicated to management including our chief executive officer and interim chief financial officer, as appropriate to allow timely decisions regarding required disclosures.
          (b) Management’s Annual Report on Internal Control over Financial Reporting. On August 28, 2008, Seanergy Maritime acquired a business that comprises all of the operations of the Company as of December 31, 2008. Based on our analysis of the facts surrounding the acquisition, we accounted for the acquisition as a purchase of a business. As a result of the acquisition, we were not required to conduct an evaluation of the internal controls of the sellers of this business in our management’s report under Section 404 for the fiscal year ending December 31, 2008. In such case, however, management’s report would have been limited to addressing an evaluation of the internal controls of Seanergy Maritime prior to the acquisition of the vessels in the business combination. The internal controls of Seanergy Maritime existing prior to the acquisition related to (i) our reporting as a blank check public company; and (ii) the management of the trust fund, which was Seanergy Maritime’s only material asset prior to the acquisition, which trust fund ceased to exist as of the closing of the business combination. We do not believe that these controls are relevant to our financial reporting on December 31, 2008 and going forward and thus an evaluation and assessment of the effectiveness of those controls would not be useful, or meaningful to our shareholders. As a result, we have not included a management’s report on internal control over financial reporting as of December 31, 2008.
          (c) Attestation Report of the Registered Public Accounting Firm. For the reasons set forth in (b) above, we have determined that we are not required to prepare a management’s report on internal control over financial reporting as of December 31, 2008. Accordingly, an attestation report from our registered public accounting firm is not applicable.
          (d) Changes in Internal Control over Financial Reporting. In connection with Seanergy’s acquisition of a business on August 28, 2008, Seanergy adopted changes to its internal control over financial reporting relating to the new business it is operating. As result of the significance of the acquired business to Seanergy’s operations, these changes are reasonably likely to have a material affect on the Company’s internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
          Our audit committee is made up of three independent directors. We have had one vacancy on the committee since March 12, 2009 when Mr. Papakonstantinou resigned from our board of directors. The vacancy will be filled by the earlier of the next annual meeting or March 12, 2010 in accordance with Nasdaq rules. We believe that Mr. Dimitrios N. Panagiotopoulos meets the definition of an audit committee financial expert, as defined for the purposes of Item 16A of Form 20-F, and accordingly serves as our financial expert. Mr. Panagiotopoulos is independent, as such term is defined in 17 CFR 240.10A-3. We have determined that the number of directors that make up the audit committee reflects the appropriate level of governance for a company of this type and size. All of the audit committee members have experience with the financial management of a company and are familiar with the reports that are provided by management for the purpose of reporting the financial position of the business.
ITEM 16B. CODE OF ETHICS
          We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers and directors. Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.seanergymaritime.com. We will also provide a paper copy of our Code of Business Conduct and Ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, Seanergy Maritime Holdings Corp. 1-3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece, telephone number +30-210-9638461 or facsimile number +30-210-9638450.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
          Weinberg & Company, P.A. (“Weinberg”) audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2007. On December 18, 2008, the Company retained KPMG Certified Auditors A.E. (“KPMG Greece”) as auditors of the Company for the fiscal year ended December 31, 2008.
     The table below sets forth the total fees for the services performed by KPMG Greece and Weinberg in 2008 and Weinberg in 2007 and identifies these amounts by category of services:

	2008	2007
Audit fees (1)	$861,402	$154,863
Audit related fees	$—	$—
Tax fees	—	—
All other fees	—	—

Total fees	$861,402	$154,863

(1)	Audit fees for 2007 of $154,863 consisted of professional services rendered for the audit of the Company’s financial statements for the year ended December 31, 2007 and services rendered for services performed in connection with the Company’s registration statement on Form F-1. Audit fees for 2008 of $861,402 related to professional services rendered for the audit of the Company’s financial statements for the year ended December 31, 2008 and services performed in connection with the proxy statement, registration of warrants and amendments of the Company’s registration statement on Form F-1 .
          Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
          The Company’s audit committee currently has a vacancy due to Mr. Papakonstantinou’s resignation from our board effective March 12, 2009. Our board intends to fill such vacancy as soon as it identifies a suitable candidate. In accordance with Nasdaq requirements, the vacancy will be filled by the earlier of the next annual meeting or March 12, 2010.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.
ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.
          Effective December 1, 2008, the audit committee of Seanergy Maritime dismissed Seanergy Maritime’s principal accountant, Weinberg & Company, P.A.
          The termination of Weinberg is not a result of any disagreements with Weinberg on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Weinberg’s report on Seanergy Maritime’s financial statements for the year ended December 31, 2007, period from August 15, 2006 (Inception) to December 31, 2006, and August 15, 2006 (Inception) to December 31, 2007, did not contain an adverse opinion or a disclaimer of opinion nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.
          Further to Seanergy Maritime’s transfer of its accounting function to Greece, it retained KPMG Certified Auditors A.E. in Athens, Greece as its new independent registered public accounting firm for the fiscal year ending December 31, 2008.
ITEM 16G. CORPORATE GOVERNANCE.
          As a foreign private issuer, the Company is exempt from many of the corporate governance requirements other than the requirements regarding the disclosure of a going concern audit opinion, notification of material non-compliance with Nasdaq corporate governance practices, the establishment and composition of an audit committee that complies with SEC Rule 10A-3 and a formal audit committee charter. The practices followed by the Company in lieu of Nasdaq’s corporate governance rules are described below:
•	In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company complies with provisions of the BCA providing that the Board of Directors approves share issuances.

•	The Company’s Board is currently not composed of a majority of independent directors.
          Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

PART III
ITEM 17. FINANCIAL STATEMENTS
     See Item 18.
ITEM 18. FINANCIAL STATEMENTS
See Index to Financial Statements on page F-1.
ITEM 19. EXHIBITS

Exhibit No.	Description

3.1	Form of Amended and Restated Articles of Incorporation++
3.2	Form of Amended and Restated By-laws++
4.1	Specimen Common Stock Certificate+++
4.2	Specimen Public Warrant Certificate+++
4.3	Specimen Private Warrant Certificate+++
4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant+++++
10.1	Master Agreement dated as May 20, 2008++
10.2	Amendment to Master Agreement dated July 25, 2008++
10.3	Memorandum of Agreement relating to the African Oryx dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Valdis Marine Corp., as seller, as amended++
10.4	Memorandum of Agreement relating to the African Zebra dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Goldie Navigation Ltd., as seller, as amended++
10.5	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Davakis G. (ex. Hull No. KA215) dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Kalistos Maritime S.A., as seller, as amended++
10.6	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Hull No. KA216 dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Kalithea Maritime S.A., as seller, as amended++
10.7	Memorandum of Agreement relating to the Bremen Max dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Pavey Services Ltd., as seller, as amended++
10.8	Memorandum of Agreement relating to the Hamburg Max dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Shoreline Universal Limited, as seller, as amended++
10.9	Management Agreement dated as of May 20, 2008++
10.10	Brokerage Agreement dated as of May 20, 2008++
10.11	Voting Agreement dated as of May 20, 2008++
10.12	Amendment to Voting Agreement dated July 25, 2008++
10.13	Second Amendment to Voting Agreement dated August 21, 2008++++
10.14	Third Amendment to Voting Agreement dated August 27, 2008+
10.15	Fourth Amendment to Voting Agreement dated November 20, 2008+
10.16	Form of Convertible Unsecured Promissory Note++
10.17	Form of Plan of Dissolution and Liquidation++
10.18	Form of Stock Escrow Agreement+++++
10.19	Form of Joinder Agreement+++
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certificate of Chief Executive Officer
13.2	Section 906 Certificate of Chief Financial Officer

+	Incorporated by reference to the corresponding agreement in the Exhibit filed with Seanergy’s Form F-1 filed with the SEC on December 12, 2008.

++	Incorporated by reference to the corresponding agreement in the Annex filed with Seanergy Maritime’s proxy statement on Form 6-K filed with the SEC on July 31, 2008.

+++	Incorporated by reference to the corresponding agreement in the Exhibit filed with Seanergy’s Form F-1 filed with the SEC on January 15, 2009.

++++	Incorporated by reference to the corresponding agreement in the Annex filed with Seanergy Maritime’s supplemental proxy statement on Form 6-K filed with the SEC on August 22, 2008.

+++++	Incorporated by reference to the corresponding agreement in the Exhibit filed with Seanergy Maritime’s Form F-1 filed with the SEC on July 10, 2007.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEANERGY MARITIME HOLDINGS CORP.
By:	/s/ GEORGIOS KOUTSOLIOUOTSOS
	Name:	Georgios Koutsolioutsos
	Title:	Chairman of the Board of Directors

Dated: April 13, 2009

Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and subsidiaries
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of KPMG Certified Auditors A.E., Independent Registered Public Accounting Firm	F-2

Report of Weinberg & Company, PA, Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2008 and 2007	F-4

Consolidated Statements of Operations for the years ended December 31, 2008 and 2007 and for the period August 15, 2006 (inception) to December 31, 2006	F-5

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2008 and 2007 and for the period August 15, 2006 (inception) to December 31, 2006	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2007 and for the period August 15, 2006 (inception) to December 31, 2006	F-7

Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders
of Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.)
We have audited the accompanying consolidated balance sheet of Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and its subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and its subsidiaries as of December 31, 2008 and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG Certified Auditors AE
Athens, Greece
March 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Seanergy Maritime Corp.
We have audited the accompanying balance sheet of Seanergy Maritime Corp. as of December 31, 2007, and the related statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2007 and the period from August 15, 2006 (Inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seanergy Maritime Corp. as of December 31, 2007, and the results of their operations and their cash flows for the year ended December 31, 2007 and the period from August 15, 2006 (Inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Weinberg & Company, P.A.
Boca Raton, Florida
March 12, 2008

Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and subsidiaries
Consolidated Balance Sheets
December 31, 2008 and 2007
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Notes	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	6	27,543	2,211
Money market funds — held in trust	6	—	232,923
Advances (trade) to related party	7	577	—
Inventories		872	—
Prepaid insurance expenses		574	79
Prepaid expenses and other current assets — related parties	4	248	—

Total current assets		29,814	235,213

Fixed assets:
Vessels, net	8	345,622	—
Office equipment, net	8	9	—

Total fixed assets		345,631	—

Other assets
Deferred finance charges	9	2,757	—

TOTAL ASSETS		378,202	235,213

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	12	27,750	—
Trade accounts and other payables		674	588
Due to underwriters	13	419	5,407
Accrued expenses		541	—
Accrued interest		166	—
Accrued charges on convertible promissory note due to shareholders	11	420	—
Deferred revenue — related party	10	3,029	—

Total current liabilities		32,999	5,995

Long-term debt, net of current portion	12	184,595	—
Convertible promissory note due to shareholders	11	29,043	—

Total liabilities		246,637	5,995

Common stock subject to possible redemption - 8,084,999 shares at $10.00 per share	13	—	80,849

Consolidated shareholders’ equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized ; none issued	13	—	—
Common stock, $0.0001 par value; 89,000,000 authorized shares; 22,361,227 shares and 28,600,000 shares, inclusive of 8,084,999 shares subject to possible redemption, issued and outstanding as at December 31, 2008 an 2007, respectively	13	2	3
Additional paid-in capital	13	166,361	146,925
Retained earnings (accumulated deficit)		(34,798)	1,441

Total consolidated shareholders’ equity		131,565	148,369

Commitments and contingencies	16	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		378,202	235,213

See accompanying notes to consolidated financial statements.

Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2008 and 2007 and for the period from August 15, 2006 (Inception)
to December 31, 2006
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

		Year ended	Year ended	August 15, 2006 to
	Notes	December 31, 2008	December 31, 2007	December 31, 2006
Revenues:
Vessel revenue — related party		35,333	—	—
Commissions — related party	3	(880)	—	—

Vessel revenue — related party, net	17	34,453	—	—

Expenses:
Direct voyage expenses	18	(151)	—	—
Vessel operating expenses	19	(3,180)	—	—
Voyage expenses — related party	3	(440)	—	—
Management fees — related party	3	(388)	—	—
General and administration expenses	20	(1,840)	(445)	(5)
General and administration expenses — related party	21	(430)	—	—
Depreciation	8	(9,929)	—	—
Goodwill impairment loss	5	(44,795)	—	—
Vessels’ impairment loss	8	(4,530)	—	—

Operating (loss)		(31,230)	(445)	(5)

Other income (expense), net:
Interest and finance costs	22	(3,895)	(45)	—
Interest and finance costs — shareholders	9, 11	(182)	(13)	—
Interest income — money market funds		3,361	1,948	1
Foreign currency exchange gains (losses), net		(39)	—	—

		(755)	1,890	1

Net (loss) income		(31,985)	1,445	(4)

Net (loss) income per common share

Basic	15	(1.21)	0.12	(0.00)

Diluted	15	(1.21)	0.10	(0.00)

Weighted average common shares outstanding

Basic	15	26,452,291	11,754,095	7,264,893

Diluted	15	26,452,291	15,036,283	7,264,893

See accompanying notes to consolidated financial statements.

Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and subsidiaries
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2008 and 2007 and for the period from August 15, 2006 (Inception)
to December 31, 2006
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Common stock		Additional	Retained earnings	Total
		Par	paid-in	(Accumulated	shareholders’
	# of Shares	value	capital	deficit)	equity

Balance, August 15, 2006 (Inception)	—	—	—	—	—
Sale of shares to founding shareholders at $0.0034 per share	7,264,893	1	24	—	25
Net loss for the period from August 15, 2006 (Inception) to December 31, 2006	—	—	—	(4)	(4)

Balance December 31, 2006	7,264,893	1	24	(4)	21
Shares surrendered and cancelled	(1,764,893)	—	—	—	—
Sales of shares and warrants in private placement and public offering, net of offering costs of $18,063	23,100,000	2	227,350	—	227,352
Capital contributed by founding shareholders	—	—	400	—	400
Shares reclassified to “Common stock subject to mandatory redemption”	—	—	(80,849)	—	(80,849)
Net income for the year ended December 31, 2007	—	—	—	1,445	1,445

Balance, December 31, 2007	28,600,000	3	146,925	1,441	148,369
Net (loss) for the year ended December 31, 2008	—	—	—	(31,985)	(31,985)
Dividends paid (Note 14)	—	—	—	(4,254)	(4,254)
Reclassification of common stock no longer subject to redemption (Note 13)	(6,370,773)	—	17,144	—	17,144
Reversal of underwriter fees forfeited to redeeming shareholders (Note 13)	—	—	1,433	—	1,433
Liquidation and dissolution common stock exchange (Note 25)	—	(1)	1	—	—
Warrants exercised (Note 13)	132,000	—	858	—	858

Balance December 31, 2008	22,361,227	2	166,361	(34,798)	131,565

See accompanying notes to consolidated financial statements.

Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2008 and 2007 and for the period from August 15, 2006 (Inception)
to December 31, 2006

			Period from
			August 15, 2006
	Year ended	Year ended	(inception) to
	December 31, 2008	December 31, 2007	December 31, 2006

Cash flows from operating activities:
Net (loss) income	(31,985)	1,445	(4)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Impairment of goodwill	44,795	—	—
Impairment of vessels	4,530	—	—
Depreciation	9,929	—	—
Amortization of deferred finance charges	224	—	—
Changes in operating assets and liabilities:
(Increase) decrease in —
Advances (trade) to related party	(577)	—	—
Inventories	(872)	—	—
Prepaid insurance expenses	(495)	(60)	(20)
Prepaid expenses and other current assets — related parties	(248)	—	—
Trade accounts and other payables	86	155	3
Due to underwriters	(3,555)	46	—
Accrued expenses	541	—	—
Accrued interest on convertible note due to shareholders	132	(1)	1
Accrued interest	166	—	—
Deferred revenue — related party	3,029	—	—

Net cash (used in) provided by operating activities	25,700	1,585	(20)

Cash flows from investing activities:
Acquisition of business, net of cash acquired of $NIL	(375,833)	—	—
Increase in trust account from interest earned on funds held in trust	—	(1,923)	—
Funds placed in (used from) trust account from offerings	232,923	(231,000)	—
Additions to office furniture and equipment	(9)	—	—

Net cash used in investing activities	(142,919)	(232,923)	—

Cash flows from financing activities:
Proceeds from initial sale of common stock	—	—	25
Gross proceeds from private placement	—	14 415	—
Gross proceeds from public offering	—	231,000	—
Payment of offering costs	—	(11,796)	(75)
Redemption of common shares	(63,705)	—	—
Proceeds from warrants exercised	858
Proceeds from long term debt and revolving facility	219,845	—	—
Repayment of long term debt	(7,500)	—	—
Dividends paid	(4,254)	—	—
Proceeds from shareholders’ loans	—	—	350
Repayment of shareholders loans	—	(451)	—
Advances from shareholders, net	—	25	76
Deferred finance charges	(2,693)	—	—

Net cash provided by financing activities	142,551	233,193	376

Net increase in cash	25,332	1,855	356
Cash at beginning of period	2,211	356	—

Cash at end of period	27,543	2,211	356

Cash paid for:
Interest	3,402	14	—

Income taxes (U.S. source income taxes)	—	—	—

Supplemental disclosure of non-cash financing activities:
Capital contributed by founding shareholders in the form of legal fees paid	—	400	—

Increase in accrued offering costs and placement fees	—	5,610	181

Amount of forfeited underwriters’ fee	1,433	—	—

Shareholder advances converted to notes payable	—	101	—

Common stock subject to possible redemption	—	80,849	—

Par value of common stock surrendered and cancelled	—	176	—

Issuance of $28,250 convertible promissory note due to shareholders (fair value at issue)	29,043	—	—

Arrangement fee on convertible promissory note due to shareholders	288	—	—

Common stock no longer subject to redemption	17,144	—	—

See accompanying notes to consolidated financial statements

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
1. Basis of Presentation and General Information:
Seanergy Maritime Corp. was incorporated in the Marshall Islands on August 15, 2006, originally under the name Seanergy Maritime Acquisition Corp., as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. Seanergy Maritime Acquisition Corp. changed its name to Seanergy Maritime Corp. on February 20, 2007. Seanergy Maritime Corp. formed a wholly-owned subsidiary, Seanergy Merger Corp., under the laws of the Marshall Islands on January 4, 2008. Seanergy Merger Corp. changed its name to Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) on July 11, 2008. Seanergy is engaged in the transportation of dry-bulk cargo through the ownership and operation of dry-bulk carriers.
Seanergy Maritime Corp. as of December 31, 2007 and 2006 and until the date of the business combination had not yet commenced any business operations and was therefore considered a “corporation in the development stage”. All activity through to the date of the business combination, August 28, 2008, related to Seanergy Maritime Corp.’s formation and capital raising efforts, as described below. Seanergy Maritime Corp. was subject to the risks associated with development stage companies.
On January 27, 2009, Seanergy Maritime Corp. was liquidated and in connection with its liquidation and dissolution, it distributed to each of its holders of its common stock, one share of common stock of Seanergy for each share of Seanergy Maritime Corp. common stock owned by the holder, which resulted in a decrease in common stock and was given retrospective effect. All outstanding warrants and the underwriters’ unit purchase option of Seanergy Maritime Corp. concurrently became obligations of Seanergy (see Note 25).
The accompanying consolidated financial statements as of and for the year ended December 31, 2008 include the accounts of Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and its acquired wholly owned subsidiaries and the results of operations and cash flows from the period August 28, 2008 (the date of the completion of the business combination) to December 31, 2008 (see also Note 5). The accompanying consolidated financial statements as of December 31, 2007 and for the period from August 15, 2006 (date of inception) through December 31, 2006 include the accounts of Seanergy Maritime Corp.
On September 28, 2007, Seanergy Maritime Corp., pursuant to its public offering, sold 23,100,000 units, which included 1,100,000 units issued upon the partial exercise of the underwriters’ over-allotment option, at a price of $10.00 per unit (see also Note 13(a)).
On September 28, 2007, and prior to the consummation of the public offering described above, Seanergy Maritime Corp.’s executive officers purchased from Seanergy Maritime Corp. an aggregate of 16,016,667 warrants at $0.90 per warrant in a Private Placement (see also Note 13(d)).
On May 20, 2008 companies affiliated with certain members of the Restis family (the “Restis affiliated shareholders”) collectively acquired a 9.62% interest in Seanergy Maritime Corp. for $25,000 in cash from its existing shareholders and officers (the “Founders”) via the acquisition of 2,750,000 shares of the common stock of Seanergy Maritime Corp. and 8,008,334 warrants to purchase shares of Seanergy Maritime Corp.’s common stock. The common stock is subject to an Escrow Agreement dated September 24, 2007 entered into by the Founders pursuant to which the shares remain in escrow with an escrow agent until the date that is 12 months after the consummation of a business combination (the “Business Combination”). The warrants were subject to a lock-up agreement dated September 24, 2007 also entered into by the Founders pursuant to which the warrants would not be transferred until the consummation of the Business Combination.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
1. Basis of Presentation and General Information (continued):
On May 20, 2008 Seanergy Maritime Corp. and Seanergy entered into a Master Agreement (the “Master Agreement”), to purchase an aggregate of six dry bulk vessels from companies affiliated with certain members of the Restis family, for an aggregate purchase price of (i) $367,031 in cash, (ii) $28,250 in the form of a convertible promissory note due in May 2010, and (iii) up to 4,308,075 shares of Seanergy common stock subject to Seanergy meeting certain Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), target of $72,000 to be earned between October 1, 2008 and September 30, 2009. Information on the six dry bulk vessels acquired follows:

				Remaining estimated		Dead weight
Seller	Jurisdiction	Vessel	Built	useful life	Flag	ton (dwt)

Valdis Marine Corp.	Marshall Islands	African Oryx	1997	14 years	Bahamas	24,110
Goldie Navigation Ltd.	Marshall Islands	African Zebra	1985	2 years	Bahamas	38,623
Kalistos Maritime S.A.	Marshall Islands	Davakis G	2008	24 years	Bahamas	54,051
Kalithea Maritime S.A.	Marshall Islands	Delos Ranger	2008	25 years	Bahamas	54,051
Pavey Services Ltd.	British Virgin Islands	Bremen Max	1993	9 years	Isle of Man	73,503
Shoreline Universal Ltd.	British Virgin Islands	Hamburg Max	1994	10 years	Isle of Man	72,338
Upon the execution of the Master Agreement, Seanergy’s board of directors consisted of seven persons and was increased to thirteen persons on December 18, 2008. Through May 20, 2010, the Restis affiliated shareholders, on the one hand, and the Founders, on the other hand, have agreed to vote or cause to be voted, certain shares they own or control in Seanergy so as to cause (i) six people named by the Restis affiliated shareholders to be elected to the board of directors (ii) six people named by the Founders to be elected to the board of directors, and (iii) one person jointly selected by the Restis affiliated shareholders and the Founders, to be elected to the board of directors.
On August 26, 2008 Seanergy obtained shareholder approval for the business combination including the purchase of the six vessels which became effective on August 28, 2008. Shareholders of 6,514,175 common stock voted against the vessel acquisition. Of the shareholders voting against the vessel acquisition, the shareholders of 6,370,773 common stock demanded redemption of their shares and were paid $63,707, or $10.00 per share, which included a forfeited portion of the deferred underwriter’s contingent fee amounting to $1,433.
On August 28, 2008 the shareholders of Seanergy Maritime Corp. also approved a proposal for the dissolution and liquidation of Seanergy Maritime Corp. which became effective on January 27, 2009. In connection with the liquidation and dissolution, Seanergy Maritime Corp. distributed to each of its holders of its common stock, one share of common stock of Seanergy for each share of Seanergy Maritime Corp. common stock owned by the holder, resulting in a decrease in common stock of six hundred and thirty seven dollars, which was given retrospective effect in 2008. In addition, all outstanding warrants of Seanergy Maritime Corp. concurrently became obligations of Seanergy. As a result, the authorized capital of the Company becomes that of Seanergy Maritime Holdings Corp. and amounts to 100,000,000 shares of common stock with a par value of $0.0001 per share (see Note 25).
Seanergy Maritime Holdings Corp. began operations on August 28, 2008 with the delivery of its first three vessels; Davakis G., Delos Ranger and African Oryx. On September 11, 2008, Seanergy took delivery of its vessel Bremen Max and on September 25, 2008, Seanergy took delivery of its vessels Hamburg Max and African Zebra.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
1. Basis of Presentation and General Information (continued):
The wholly-owned subsidiaries of Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) (the Group) included in these consolidated financial statements are as follows:

	Country of	Date of
Company	Incorporation	Incorporation	Vessel name	Date of Delivery
Seanergy Management Corp.	Marshall Islands	May 9 , 2008	N/A	N/A
Amazons Management Inc.	Marshall Islands	April 21 , 2008	Davakis G.	August 28, 2008
Lagoon Shipholding Ltd.	Marshall Islands	April 21, 2008	Delos Ranger	August 28, 2008
Cynthera Navigation Ltd.	Marshall Islands	March 18, 2008	African Oryx	August 28, 2008
Martinique International Corp.	British Virgin Islands	May 14, 2008	Bremen Max.	September 11, 2008
Harbour Buisness International Corp.	British Virgin Islands	April 1, 2008	Hamburg Max.	September 25, 2008
Waldeck Maritime Co.	Marshall Islands	April 21, 2008	African Zebra	September 25, 2008
On various dates from June 5, 2008 to December 3, 2008 companies affiliated with members of the Restis family purchased 13,383,915 shares of common stock from shareholders of Seanergy Maritime Corp. or from the open market for an aggregate purchase price of $112,436.
Following the shareholder’s approval on August 26, 2008, the non-voting shareholders redeemed 6,370,773 shares of common stock.
The total interest of the Restis family as of December 31, 2008 amounted to approximately 72% (see Note 3).
Seanergy Maritime Corp. common stock and warrants started trading on NASDAQ Market on October 15, 2008 under the symbols “SHIP” and “SHIP.W”, respectively. Previously, the common stock and warrants were listed on the American Stock Exchange up to October 14, 2008.
2. Significant Accounting Policies:
(a) Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) and include the accounts and operating results of Seanergy and its wholly-owned subsidiaries where Seanergy has control. Control is presumed to exist when Seanergy through direct or indirect ownership retains the majority of voting interest.
In addition Seanergy evaluates its relationships with other entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board (FASB) Interpretation No. 46 (R) Consolidation of Variable Interest Entities (“FIN 46R”) and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46R. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting.
All significant intercompany balances and transactions and any intercompany profit or loss on assets remaining with the Group have been eliminated in the accompanying consolidated financial statements.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
2. Significant Accounting Policies (continued):
(b) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates include evaluation of relationships with other entities to identify whether they are variable interest entities, determination of vessel useful lives, allocation of purchase price in a business combination, determination of vessels impairment and determination of goodwill impairment. The current economic environment has increased the level of uncertainty inherent in those estimates and assumptions.
(c) Foreign Currency Translation
Seanergy’s functional currency is the United States dollar since the Company’s vessels operate in international shipping markets and therefore primarily transact business in US Dollars. The Company’s books of accounts are maintained in US Dollars. Transactions involving other currencies are translated into the United States dollar using exchange rates, which are in effect at the time of the transaction. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to United States dollars at the foreign exchange rate prevailing at year-end. Gains or losses resulting from foreign currency translation are reflected in the consolidated statements of operations.
(d) Cash and Cash Equivalents
Seanergy considers time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash is excluded from cash and cash equivalents.
(e) Inventories
Inventories consist of lubricants which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.
(f) Vessels
Vessels are initially stated at cost, which consists of the contract price less discounts, plus any material expenses incurred upon acquisition (delivery expenses and other expenditures to prepare the vessel for her initial voyage) and borrowing costs incurred during the construction period. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.
(g) Vessel Depreciation
Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton (LWT). Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
2. Significant Accounting Policies (continued):
(h) Impairment of Long-Lived Assets (Vessels)
Seanergy applies FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Long-lived vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of the long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Once an impairment results in a reduction in the carrying value, the carrying value of such an asset cannot thereafter be increased. Fair value is determined based on current market values received from independent appraisers, when available, or from other acceptable valuation techniques such as discounted cash flows models. The Company recorded an impairment loss of $4,530 in 2008 (see Note 8). It is considered at least reasonably possible that continued declines in volumes, charter rates and availability of letters of credit for customers resulting from current global economic conditions could significantly impact the Company’s future impairment estimates.
(i) Goodwill
Seanergy follows FASB Statement No. 142 “Goodwill and Other Intangible Assets”. Goodwill represents the excess of the aggregate purchase price over the fair value of the net identifiable assets acquired in business combinations accounted for under the purchase method. Goodwill is reviewed for impairment at least annually on December 31 in accordance with the provisions of FASB Statement No. 142. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit (including goodwill). If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. Under the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the implied fair value of goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation in accordance with FASB Statement No. 141 “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds it carrying value, step two does not have to be performed. The Company recorded an impairment loss of $44,795 in 2008 (see Note 5).
(j) Dry-Docking and Special Survey Costs
The Company follows the deferral method of accounting for dry-docking costs and special survey costs whereby actual costs incurred which extend the economic life of the vessels are deferred and are amortized on a straight-line basis over the period through the expected date of the next dry-docking which is scheduled to become due in 2 to 3 years. Dry-docking costs which are not fully amortized by the next dry-docking period are expensed.
(k) Pension and Retirement Benefit Obligations
The ship-owning companies included in the consolidation employ the crew on board the vessels under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.
Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the state-sponsored pension fund.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
2. Significant Accounting Policies (continued):
Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly Seanergy has no obligation. Employers’ contributions for the years ended December 31, 2008 and 2007 and for the period August 15, 2006 (inception) to December 31, 2006 amounted to $NIL, $NIL and $NIL, respectively.
(l) Commitments and Contingencies
Liabilities for loss contingencies, arising from claims, assessments, litigations, fines and penalties, environmental and remediation obligations and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.
(m) Revenue Recognition
The Company follows Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, issued by the Securities and Exchange Commission (“SEC”) in December 2003. SAB 104 summarizes certain of the SEC’s staff views in applying U.S. generally accepted accounting principles to revenue recognition in financial statements. Revenue is recorded when a charter agreement exists and collection of the related revenue is reasonably assured. Revenue is recognized as it is earned, on a straight line basis over the duration of each time charter, as adjusted for the off hire days that the vessel spends undergoing repairs, maintenance and upgrade work. Deferred revenue represents cash received prior to the balance sheet date and it is related to revenue applicable to periods after such date. Address commission of 2.5% is deducted from vessel revenue.
(n) Commissions
Commissions are paid in the same period as related charter revenues are recognized. Commissions paid by Seanergy are included in Voyage expenses. Commissions of 1.25% are paid to Safbulk Pty Ltd (Safbulk), an affiliate, as commercial brokerage services and 2.5% address commission is withheld on the charter statement revenue with South African Marine Corporation S.A., (SAMC), an affiliate.
(o) Vessel voyage expenses
Vessel voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter and are paid for by the charterer under time charter agreements and other non-specified voyage expenses such as commissions that are paid by the Company.
(p) Repairs and Maintenance
All repair and maintenance expenses, including major overhauling and underwater inspection expenses are expensed in the year incurred. Such costs are included in Vessel operating expenses in the accompanying consolidated statements of operations.
(q) Research and Development and Advertising Costs
Research and development and advertising costs are expensed as incurred. There were no research and development and advertising costs during 2008, 2007 and 2006.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
2. Significant Accounting Policies (continued):
(r) Financing Costs and Capitalized Interest
Underwriting, legal and other direct costs incurred with the issuance of long-term debt or to refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made. Interest costs incurred on debt during the construction of vessels are capitalized. There were no interest costs capitalized as of December 31, 2008, 2007 and 2006.
(s) Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized, when applicable, for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes as of January 1, 2008, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.
The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administration expenses.
The Company is not currently subject to income taxes as Seanergy is incorporated in the Marshall Islands. Under current Marshall Islands law, Seanergy is not subject to tax on income or capital gains and no Marshall Islands withholding tax will be imposed upon payment of dividends by Seanergy to its shareholders.
(t) Earnings (Losses) per Share
Seanergy computes earning per share (EPS) in accordance with FASB Statement No. 128, Earnings per Share and SEC Staff Accounting Bulletin No. 98 (SAB 98). FASB Statement No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic earnings (losses) per common share are computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (losses) per share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.
(u) Segment Reporting
Seanergy reports financial information and evaluates its operations by total charter revenues and not by the length of vessel employment, customer, or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus, Seanergy has determined that it operates under one reportable segment. Furthermore, when Seanergy charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, disclosure of geographic information is impracticable (see Note 3(b)).

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
2. Significant Accounting Policies (continued):
(v) Derivatives
Seanergy follows FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, to account for derivatives and hedging activities, which requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met. During 2008, 2007 and 2006 Seanergy did not engage in any transaction with derivative instruments or have any hedging activities.
(w) Share-Based Compensation
Seanergy accounts for share-based payments pursuant to Statement of FASB Statement No. 123R, Share-Based Payments. FASB Statement No. 123R requires all share-based payments, including grants of employee stock options to employees, to be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. As of December 31, 2008, 2007 and 2006 Seanergy did not have any share-based payments.
(x) Fair Value Measurements
On January 1, 2008, the Company adopted the provisions FASB Statement No. 157, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. FASB Statement No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB Statement No. 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 24) FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of FASB Statement No. 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Company has not applied the provisions of FASB Statement No. 157 to such assets and liabilities. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.
In October 2008, the FASB issued FASB Staff Position FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, which was effective immediately. FSP FAS 157-3 clarifies the application of FASB Statement No. 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.
(y) Fair Value Option
In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which provides companies with an option to report selected financial assets and liabilities at fair value. FASB Statement No. 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. FASB Statement No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. FASB Statement No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. FASB Statement No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
2. Significant Accounting Policies (continued):
FASB Statement No. 159 also requires companies to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. FASB Statement No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statement No. 157 and FASB Statement No. 107. FASB Statement No. 159 is effective as of the beginning of a company’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided the company makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement No. 157. The Company has not opted to fair value any of its financial assets and liabilities.
(z) Hierarchy of Generally Accepted Accounting principles
Seanergy follows FASB Statement No. 162 “The Hierarchy of Generally Accepted Accounting Principles” which provides a framework, or hierarchy, for selecting the principles to be used in preparing financial statements for non-governmental entities under US GAAP.
(aa) Recent accounting pronouncements
In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations, and FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51. FASB Statements No. 141(R) and No. 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. FASB Statement No. 141(R) will be applied to business combinations occurring after the effective date. FASB Statement No. 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. All of the Company’s subsidiaries are wholly owned, so the adoption of Statement 160 is not expected to impact its financial position and results of operations. Seanergy does not have a business combination that was consummated on or after December 15, 2008.
In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. FASB Statement No. 161 amends and expands the disclosure requirements of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The objective of FASB Statement No. 161 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. FASB Statement No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. FASB Statement No. 161 applies to all derivative financial instruments, including bifurcated derivative instruments (and non derivative instruments that are designed and qualify as hedging instruments pursuant to paragraphs 37 and 42 of FASB Statement No. 133) and related hedged items accounted for under FASB Statement No. 133 and its related interpretations. FASB Statement No. 161 also amends certain provisions of FASB Statement No. 131. FASB Statement No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. FASB Statement No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not currently anticipate that the adoption of FASB Statement No. 161 will have any impact on its financial statement presentation or disclosures.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
2. Significant Accounting Policies (continued):
In June 2008, the FASB ratified Emerging Issues Task Force (“EITF”) 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 addresses the determination of whether a financial instrument (or an embedded feature) is indexed to an entity’s own stock. EITF 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Seanergy has determined that its financial instruments, warrants, are indexed to its own stock and equity classified and therefore the adoption of this standard will not have a material effect on the consolidated financial statement presentation or disclosure.
FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. FSP APB 14-1 requires issuers of convertible debt that may be settled wholly or partly in cash upon conversion to account for the debt and equity components separately. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years and must be applied retrospectively to all periods presented. Early adoption is prohibited. Seanergy has determined that the application of FSP APB 14-1 will not have a significant effect on its financial statements.
3. Transactions with Related Parties:
On May 20, 2008 companies affiliated with certain members of the Restis family collectively acquired a 9.62% interest in Seanergy Maritime Corp. On the same date, the Company also entered into the following agreements with companies wholly-owned by member(s) of the Restis family:
•	The Master Agreement to purchase an aggregate of six dry bulk vessels from companies affiliated with certain members of the Restis family, for an aggregate purchase price of $404,876, including direct transaction costs plus contingent consideration (see Note 5).

•	A management agreement concluded with EST for the provision of technical management services relating to vessels for an initial period of two years from the date of signing.

•	A brokerage agreement was concluded with Safbulk, for the provision of chartering services for an initial period of two years from the date of signing.
On May 26, 2008, time charter agreements for 11-13 month periods, were concluded for the vessels with SAMC, a company also owned by certain members of the Restis family.
On November 17, 2008, a lease agreement was entered into between Waterfront S.A, a company beneficially owned by a member of the Restis family, for the lease of the executive offices.
On various dates from June 5, 2008 to December 3, 2008 companies affiliated with members of the Restis family purchased 13,383,915 shares of common stock from shareholders of Seanergy Maritime Corp.
On August 26, 2008 Seanergy obtained shareholders’ approval for the business combination including the purchase of the six vessels from the Restis family which became effective on August 28, 2008. At this time the non-voting shareholders redeemed 6,370,773 shares of common stock thereby bring the total interest of the Restis family to approximately 72% as of December 31, 2008.
(a) Management Agreement:
On May 20, 2008, a management agreement was concluded between the wholly owned subsidiary of the Company, Seanergy Management Corp. (“Seanergy Management”), an affiliate, for the provision of technical management services relating to vessels for an initial period of two years from the date of signing. The agreement will be automatically extended for successive one year periods, unless three months written notice by either party is given prior to commencement of the next period. The fixed daily fee per vessel in operation was EUR 416 (four hundred and sixteen Euros) until December 31, 2008 thereafter adjusted on an annual basis as defined. The fixed daily fee for the year ended December 31, 2009 was agreed at EUR 425 (four hundred and twenty-five Euros) (see Note 25).

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
3. Transactions with Related Parties (continued):
The related expense for 2008 amounted to $388 and it is included under Management fees — related party in the accompanying consolidated statements of operations.
On September 2, 2008, a service agreement was signed between the Company and EST, a company beneficially owned by the Restis family, for consultancy services with respect to financing, dealing and relations with third parties and assistance in the preparation of periodic reports to shareholders for a fixed monthly fee of $5. The agreement expired on December 2, 2008 and was extended for a period of 3 months ending March 2, 2009.
The related expense for 2008 amounted to $21 and is included under general and administrative expenses — related party (Note 21) in the accompanying consolidated statements of operations.
(b) Charter Agreements:
On May 26, 2008, time charter agreements for 11-13 month periods, expiring in September 2009, at a time charter daily rate of between $30 and $65, were concluded for the vessels with SAMC, a company beneficially owned by certain members of the Restis family. The charter agreements provide for an address commission of 2.5% in favour of SAMC. The address commission amounted to $880 and is recorded net of revenue as commissions — related party in the accompanying 2008 consolidated statements of operations.
(c) Brokerage Agreement:
On May 20, 2008, a brokerage agreement was concluded with Safbulk, a company beneficially owned by certain members of the Restis family, for the provision of chartering services for an initial period of two years from the date of signing. Safbulk will receive a chartering commission of 1.25% on the collected vessel revenue. The fees charged by Safbulk are separately reflected as voyage expenses — related party in the accompanying 2008 consolidated statements of operations.
(d) Rental Agreement:
On November 17, 2008, a lease agreement was entered into between Waterfront S.A, a company beneficially owned by a member of the Restis family, for the lease of the executive offices. The initial lease term is from November 17, 2008 to November 16, 2011. Seanergy has the option to extend the term until February 2, 2014. The monthly lease payment is EUR 42. The rent for 2008 of $88 charged by Waterfront S.A. is included under General and Administrative expenses — related party in the accompanying 2008 consolidated statements of operations (Note 21). The related rental guarantee of $180 is reflected in prepaid expenses and other current assets — related party in the accompanying 2008 consolidated balance sheet (see Note 4).
(e) Consultancy Agreement:
On December 15, 2008, Seanergy Management concluded an agreement with CKA Company S.A., a related party entity incorporated in the Marshall Islands. CKA Company S.A. is beneficially owned by the Company’s Chief Financial Officer. Under the agreement, CKA Company S.A. provides the services of the individual who serves in the position of Seanergy’s Chief Financial Officer. The agreement is for $220 per annum, payable monthly on the last working day of every month in twelve instalments. The related expense for 2008 amounted to $27 and is included in General and Administrative expenses - related party in the accompanying 2008 consolidated statements of operations.
(f) V&P Law Firm (Vgenopoulos Partners):
Mr. Ioannis Tsigkounakis, a member of our Board of Directors is a partner of V&P Law Firm, which Seanergy Maritime has retained in connection with certain matters relating to vessel acquisitions and the drafting of a definitive agreement. Seanergy has paid Mr. Tsigkounakis’ law firm $340 for the year ended December 31, 2008, which was recorded in goodwill — acquisition costs since it related to legal consultancy fees with respect to the business combination.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
3. Transactions with Related Parties (continued):
(g) Employment Agreements:
Seanergy entered into an employment agreement with its Chief Executive Officer. Under the agreement, the officer’s annual base salary is $400 which is subject to increases as may be approved by the Board of Directors.
The related expense for 2008 amounted to $139 and it is included under general and administrative expenses — related party in the accompanying consolidated statements of operations (Note 21).
Seanergy Management has entered into an employment agreement with its Chief Financial Officer. The total net annual remuneration amounts to EUR 23.8 subject to any increases made from time to time by Seanergy Management or by an appropriate committee.
All the members of the Board of Directors receive fees of $40 per year. In addition, the three members of the Shipping Committee receive additional fees of $60 per year. The amounts for the year ended December 31, 2008 of $155 are recorded in general and administrative expenses — related party in the accompanying consolidated statements of operations.
4. Prepaid Expenses and Other Current Assets — Related Parties
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2008	2007

Prepaid commission on hire (SAMC) — (see Note 3(b))	68	—
Office rental deposit (Waterfront SA — (see Note 3(d))	180	—

	248	—

5. Business Combination:
On August 28, 2008, Seanergy completed its business combination as discussed in Note 1. The acquisition was accounted for under the purchase method of accounting and accordingly, the assets acquired have been recorded at their fair values. No liabilities were assumed or other tangible assets acquired. The results of operations are included in the consolidated statement of operations from August 28, 2008. The consideration paid for the business combination has been recorded at fair value at the date of acquisition and forms part of the cost of the acquisition.
The aggregate acquisition cost and fair value of assets acquired were as follows:

Cash paid	$367,031
Convertible promissory note — related party (Note 11)	$29,043
Direct transaction costs	$8,802

Aggregate acquisition cost	$404,876
Less: Fair value of assets acquired — Vessels	$360,081

Goodwill on acquisition	$44,795

The convertible promissory note with a face value of $28,250 was recorded at fair market value using a trinomial Tree valuation model that considered both the debt and conversion features. The model used takes into account the interest rate curve of the currency of the convertible note, the credit spread of the company that issues the note, as well as the dividends paid by the company that underlie the note, resulting in an imputed interest rate of 1.38%.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
5. Business Combination (continued):
Contingent consideration consists of the issuance of 4,308,075 shares of common stock subject to Seanergy meeting certain targeted EBITDA of $72,000 to be earned between October 1, 2008 and September 30, 2009. Contingent consideration will be recorded as additional purchase price once the contingency is settled. It is considered at least reasonably possible in the near term that any amounts recorded upon achievement of the earn-out in 2009 may be impaired based on current market conditions.
The premium (i.e. non tax deductible goodwill) over the fair value of the tangible assets acquired resulted from the decline in the market value of the dry-bulk vessels between the date of entering into the agreements to purchase the business (May 20, 2008) and the actual business acquisition date (August 28, 2008). If the business combination was to take place at the beginning of each of the years 2008 and 2007 instead of the effective dates, consolidated revenues (unaudited), net profit (loss) (unaudited) and earnings (loss) per share, basic (unaudited) would have been $76,694, $(20,474) and $(0.92) for 2008 and $35,635, $(47,864) and $(2.15) for 2007, respectively.
The pro-forma adjustments primarily relate to revenue and operating expenses, vessel depreciation, interest income and interest expense, as if the business combination had been consummated at the beginning of each 2008 and 2007 year, assuming that the used vessels were fully operating under effective contracts as from acquisition date and effective historical revenues under Restis’ family management and assuming that each new building started operations as from the delivery date in 2008. Impairment of goodwill was assumed to be the same in both 2008 and 2007.
Management performed its annual impairment testing of goodwill as at December 31, 2008. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates; conditions that the Company considers indicators of a potential impairment.
The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on a combination of Seanergy’s remaining charter agreement rates, 2-year forward freight agreements and the most recent 10-year average historical 1 year time charter rates available for each type of vessel) assuming an average annual inflation rate of 2%. The weighted average cost of capital (WACC) used was 8%.
As a result, the Company recorded an impairment charge related to goodwill of $44,795 in 2008 which is recorded as a separate line item in the accompanying 2008 consolidated statement of operations.
The change in the carrying value for goodwill for the year ended December 31, 2008 is:

Balance beginning of year
Goodwill acquired on August 28, 2008	44,795
Impairment loss	(44,795)

Balance end of year	—

6. Cash and Cash Equivalents and Money Market Funds — Held in Trust:
Cash and cash equivalents in the accompanying balance sheets are analyzed as follows:

	2008	2007
Cash at bank	9,011	710
Term deposits	18,532	1,501

	27,543	2,211

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
Money Market funds — held in trust at December 31, 2007 consists primarily of an investment in the BlackRock MiniFund with the market value of $232,923 and an annualized tax-exempt yield of 3.16% at December 31, 2007. All proceeds in the trust account were released to Seanergy to complete the business combination as discussed in Note 1. As of December 31, 2008, no funds were held in trust accounts.
7. Advances (Trade) to Related Party:
Advances (trade) to related party represent advances given to EST for working capital purposes of the six vessels’ operating activities in accordance with terms of the management agreement dated May 20, 2008 (see Note 3(a)).
According to this agreement, EST obtains cash advances as a manager of vessels and performs certain duties that include technical management and support services necessary for the operation and employment of the vessels.
8. Fixed Assets:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		Office furniture
	Vessel Cost	and fittings	Total Value
Cost:
Balance beginning of period	—	—	—
- Additions	—	—	—

Balance, December 31, 2007	—	—	—
- Additions (Note 5)	360,081	9	360,090
- Impairment charge	(4,530)	—	(4,530)

Balance December 31, 2008	355,551	9	355,560

Accumulated depreciation:
Balance beginning of period	—	—	—
- Depreciation charge for the year	—	—	—

Balance, December 31, 2007	—	—	—
- Depreciation charge for the year	(9,929)	—	(9,929)

Balance December 31, 2008	(9,929)	—	(9,929)

Net book value December 31, 2008	345,622	9	345,631

Net book value December 31, 2007	—	—	—

Net book value January 1, 2007	—	—	—

Following the business combination Seanergy took delivery of the six vessels indicated in Note 1.
The Company evaluates the carrying amounts of vessels and related dry-dock and special survey costs and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.
The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates; conditions that the Company considers indicators of a potential impairment.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
8. Fixed assets (continued):
The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on a combination of Seanergy’s remaining charter agreement rates, 2-year forward freight agreements and the most recent 10-year average historical 1 year time charter rates available for each type of vessel) over the remaining economic life of each vessel, net of brokerage and address commissions, expected outflows for scheduled vessels’ maintenance, and vessel operating expenses assuming an average annual inflation rate of 2%. Fleet utilization is assumed at 98.6% in the Company’s exercise, taking into account each vessel’s off hire days of other companies operating in the drybulk industry and historical performance.
A discount factor of 4.5% per annum, representing a hypothetical finance lease charge, was applied to the undiscounted projected net operating cash flows directly associated with and expected to arise as a direct result of the use and eventual disposition of the vessel, but only in the case where they were lower than the carrying value of vessels. This resulted in an impairment loss of $4,530 which was identified and charged in a separate line item in the accompanying 2008 statement of operations.
The vessels, having a total carrying value of $345,622 at December 31, 2008, have been provided as collateral to secure the loans of each respective vessel discussed under Note 12.
9. Deferred Finance Charges:
     Deferred finance charges are analyzed as follows:

	2008	2007

Arrangement fee convertible promissory note, net of amortization (Note 11)	238	—
Long term debt issuance costs, net of amortization (Note 12)	2,519	—

	2,757	—

The amortization of the promissory note arrangement fee and the debt issuance costs is included in interest and finance costs in the accompanying consolidated statements of operations and amounted to $224 ($50 and $174 for the promissory note arrangement fee and debt issuance costs, respectively), $NIL, and $NIL for the years ended December 31, 2008 and 2007, and for the period August 15, 2006 (inception) to December 31, 2006, respectively.
10. Deferred Revenue — Related Party
Deferred revenue in the accompanying balance sheet as at December 31, 2008 and 2007 was $3,029 and $NIL, respectively. The amount represents cash received from SAMC prior to the balance sheet date and relates to revenue applicable to periods after such date.
11. Convertible Promissory Note Due to Shareholders:
On December 14, 2006, Seanergy Maritime Corp. issued a series of unsecured promissory notes totaling $350 to its Initial Shareholders. The notes bear interest at the rate of 4.0% per annum and were repaid on September 28, 2007. Interest expense for the year ended December 31, 2007 amounted to $11 and is included in interest and finance costs shareholders in the accompanying consolidated statements of operations.
Prior to December 31, 2006, three of Seanergy’s Initial Shareholders had advanced a total of $76 in cash and other expenditures to the Company on a non-interest bearing basis. On January 5, 2007, an additional $25 was similarly advanced. On January 12, 2007, these advances were converted into unsecured promissory notes bearing interest at the rate of 4.0% per annum and were repaid on September 28, 2007. Interest expense for the year ended December 31, 2007 amounted to $2 and is included in interest and finance costs shareholder.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
11. Convertible Promissory Note Due to Shareholders (continued):
In connection with the business combination, a convertible secured promissory note in the aggregate of $28,250 face value was issued to United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc., Restis affiliate shareholders. The note is convertible into 2,260,000 shares of common stock at a conversion price of $12.50 per share. The note bears interest at a rate of 2.9% per annum, payable upon the maturity date and matures in May 2010. The note was recorded at fair value on issuance at $29,043 (see Note 5). An arrangement fee of $288 is payable upon the note’s maturity date and is included in deferred charges with the offsetting credit to accrued charges on convertible promissory note due to shareholders (see Note 9). At the maturity date the holder has the option to convert the note into common stock at a conversion price of $12.50 per share. Interest expense net of premium amortization ($151) for the year ended December 31, 2008 amounted to $132 and is included in interest and finance costs — shareholders in the accompanying consolidated statements of operations.
12. Long-Term Debt:

Borrower(s)	2008	2007
(a) Reducing revolving credit facility	54,845	—
(b) Term facility	157,500	—

Total	212,345	—
Less- current portion	(27,750)	—

Long-term portion	184,595	—

The long term debt (Facility) of up to $255,000 has been provided by Marfin Egnatia Bank S.A. (Marfin or lender) being available in two Facilities as described below. The corporate guarantors of the Facility are Seanergy Maritime Corp. and Seanergy Maritime Holdings Corp. and the individual vessel owning companies. An arrangement fee of $2,550 was paid on the draw down date and is included net of amortization in Deferred finance charges in the accompanying consolidated balance sheet (see Note 9).
(a) Reducing Revolving Credit Facility
As of December 31, 2008 the Company had utilized $54,845 of the available reducing revolving credit facility which is equal to the lesser of $90,000 and an amount in dollars which when aggregated with the amounts already drawn down under the term facility does not exceed 70% of the aggregate market values of the vessels and other securities held in favour of the lender to be used for the business combination and working capital purposes.
The reducing revolving credit facility bears interest at LIBOR plus 2.25% per annum. A commitment fee of 0.25% per annum is calculated on the daily aggregate un-drawn balance and un-cancelled amount of the revolving credit facility, payable quarterly in arrears from the date of the signing of the loan agreements. The relevant commitment fee on the un-drawn balance of $39 is recorded in interest and finance costs in the accompanying consolidated statements of operations (see Note 21).
Commencing one year from signing the loan agreement, the revolving facility shall be reduced to the applicable limit available on such reduction date. The first annual reduction will reduce the available credit amount by $18,000 i.e. to $72,000 in August 2009, followed by five consecutive annual reductions of $12,000 and any outstanding balance to be fully repaid together with the balloon payment of the Term loan i.e. the available credit amount in August 2010 will be $60,000, in August 2011 it will be $48,000, and so on.
Interest expense for the period ended December 31, 2008 amounted to $799 and is recorded in interest and finance costs in the accompanying consolidated statement of operations (see Note 22).
The weighted average interest rate on the revolving credit facility, including the spread, for 2008 was approximately 5.053%.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
12. Long-Term Debt (continued):
(b) Term Facility
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Borrower(s)	Vessel name	2008	2007
(a) Amazons Management Inc.	Davakis G.	35,175	—
(b) Lagoon Shipholding Ltd.	Delos Ranger	35,175	—
(c) Cynthera Navigation	African Oryx	17,659	—
(d) Martinique International Corp.	Bremen Max	27,491	—
(e) Harbour Business International Corp.	Hamburg Max	28,636	—
(f) Waldeck Maritime Co.	African Zebra	13,364	—

Total		157,500	—
Less- current portion		(27,750)	—

Long-term portion		129,750	—

The vessel acquisition was financed by Marfin Egnatia Bank SA by an amortizing term facility equal to $165,000, representing 42% of the Vessels aggregate acquisition costs, excluding any amounts associated with the earn-out provision. In December 2008, the Company repaid $7,500 of the term facility.
The loan is repayable, commencing three months from the last drawdown or March 31, 2009, whichever is earlier, through twenty eight consecutive quarterly principal instalments out of which the first four principal instalments will be equal to $7,500 each, the next four principal instalments will be equal to $5,250 each and the final twenty principal instalments equal to $3,200 each, with a balloon payment equal to $50,000 due concurrently with the twenty eighth principal instalment.
The loan bears interest at an annual rate of 3 month-LIBOR plus 1.5%, if the Company’s ratio of total assets to total liabilities is greater than 165%, which is to be increased to 1.75% if the ratio is equal or less than 165%
The weighted average interest rate on the term facility, including the spread, for 2008 was approximately 5.214%. Long-term debt is denominated in U.S. Dollars. Long-term debt interest expense for 2008 amounted to $2,768, and is included in interest and finance costs in the accompanying consolidated statements of operations (see Note 22).
The annual principal payments on the term facility and the reducing revolving credit facility (based on the amount drawn down as of December 31, 2008) required to be made after December 31, 2008, are as follows:

		Reducing revolving
	Term Facility	credit facility	Total

2009	27,750	—	27,750
2010	18,950	—	18,950
2011	12,800	6,845	19,645
2012	12,800	12,000	24,800
2013	12,800	12,000	24,800
Thereafter	72,400	24,000	96,400

	157,500	54,845	212,345

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
12. Long-Term Debt (continued):
The Facility is secured by a first priority mortgage on the vessels, on a joint and several basis; first priority general assignment of any and all earnings, insurances and requisition compensation of the vessels and the respective notices and acknowledgements thereof; first priority specific assignment of the benefit of all charterers exceeding 12 calendar months duration and all demise charters in respect of the vessels and the respective notices and acknowledgements thereof to be effected in case of default or potential event of default to the absolute discretion of Marfin Egnatia Bank S.A.; assignment, pledges and charges over the earnings accounts held in the name of each borrower with the security trustee; undertakings by the technical and commercial managers of the vessels; negative pledge of the non-voters shares to be acquired; subordination agreement between the Facility and the Seller’s Note. All of the aforementioned securities will be on a full cross collateral basis.
The Facility includes covenants, among others, that require the borrowers and the corporate guarantor to maintain vessel insurance for an aggregate amount greater than the vessels’ aggregate market value or an amount equal to 130% of the aggregate of (a) the outstanding amount under both the revolving credit and term facilities and (b) the amount available for drawing under the revolving facility. The vessels’ insurance is to include as a minimum cover hull and machinery, war risk and protection and indemnity insurance, $1,000,000 for oil pollution and for excess oil spillage and pollution liability insurance. In addition mortgagees’ interest insurance on the vessels and the insured value to be at least 110% of the aggregate of the revolving credit and term facility.
In addition if a vessel is sold or becomes a total loss or the mortgage of the vessel is discharged on the disposal, Seanergy shall repay such part of the facilities as equal to the higher of the relevant amount or the amount in Dollars to maintain the security clause margin.
Other covenants include the following:
•	not to borrow any money or permit such borrowings to continue other than by way of subordinated shareholders’ loan or enter into any agreement for deferred terms, other than in any customary supplier’s credit terms or any equipment lease or contract hire agreement other than in ordinary course of business;

•	no loans, advances or investments in, any person, firm, corporation or joint venture or to officer director, shareholder or customer or any such person;

•	not to assume, guarantee or otherwise undertake the liability of any person, firm, company;

•	not to authorize any capital commitments;

•	not to declare or pay dividends in any amount greater than 60% of the net cash flow of the Group as determined by the lender on the basis of the most recent annual audited financial statements provided, or repay any shareholder’s loans or make any distributions in excess of the above amount without the lenders prior written consent (see below for terms of waiver obtained on December 31, 2008);

•	not to change the Chief Executive Officer and/or Chairman of the corporate guarantor without the prior written consent of the lender;

•	not to assign, transfer, sell or otherwise or dispose vessels or any of the property, assets or rights without prior written consent of the lender (see also Note 14);

•	to ensure that the members of the Restis and Koutsolioutsos families (or companies affiliated with them) own at all times an aggregate of at least 10% of the issued share capital of the corporate guarantor;

•	no change of control in either the corporate guarantor without the written consent of the lender;

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
12. Long-Term Debt (continued):
•	not to engage in any business other than the operation of the vessels without the prior written consent of the lender;

•	Security margin clause: the aggregate market values of the vessels and the value of any additional security shall not be less than (or at least) 135% of the aggregate of the outstanding revolving credit and term facilities and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained. A waiver dated December 31, 2008 has been received for the period that the vessels continue to be under their current charter agreements (see Note 3(b)). The waiver also stipulates that dividends will not be declared and/or any shareholders’ loans repaid without the prior written consent of Marfin Egnatia Bank S.A.
Financial covenants include the following:
•	ratio of financial indebtedness to earnings, before interest, taxes, depreciation and amortization (EBITDA) shall be less than 6.5:1 (financial indebtedness or Net Debt are defined as the sum of all outstanding debt facilities minus cash and cash equivalents). The covenant is to be tested quarterly on a LTM basis (the “last twelve months”). The calculation of the covenant is not applicable for the quarter ended December 31, 2008.

•	the ratio of LTM (“last twelve months”) EBITDA to Net Interest Expense shall not be less than 2:1. The covenant is to be tested quarterly on a LTM basis. The calculation of the covenant is not applicable for the quarter ended December 31, 2008.

•	the ratio of total liabilities to total assets shall not exceed 0.70:1;

•	unrestricted cash deposits, other than in the favour of the lender shall not be less than 2.5% of the financial indebtedness.

•	average quarterly unrestricted cash deposits, other than in the favour of the lender shall not be less than 5% of the financial indebtedness.
The last three financial covenants listed above are to be tested on a quarterly basis, commencing on December 31, 2008 (where applicable). Seanergy was in compliance with its loan covenants as of December 31, 2008.
13. Capital Structure:
(a) Common Stock
Seanergy Maritime Corp. was authorized to issue 89,000,000 shares of its common stock with a par value $0.0001 per share. On October 31, 2006, Seanergy Maritime Corp.’s Initial Shareholders subscribed to 7,264,893 shares of common stock and additional paid in capital for a total of $25. All subscriptions were paid in full in November 2006.
On February 20, 2007, an aggregate of 1,764,893 shares of common stock were surrendered to Seanergy for cancellation by the Initial Shareholders on a pro rata basis, thus reducing the common shares outstanding on such date to 5,500,000 shares.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
13. Capital Structure (continued):
On July 6, 2007, Seanergy Maritime Corp. approved a resolution to effect a one and one-half-for-one stock split in the form of a stock dividend, which resulted in the issuance of an additional 1,250,000 shares of Seanergy Maritime Corp.’s common stock to its shareholders; on August 6, 2007, Seanergy Maritime Corp. approved a resolution to effect a one and one-third-for-one stock split in the form of a stock dividend which resulted in the issuance of an additional 1,250,000 shares of the Seanergy Maritime Corp.’s common stock to its shareholders; and on September 24, 2007, Seanergy approved a resolution to effect a one and one-tenth-for-one stock split in the form of a stock dividend which resulted in the issuance of an additional 500,000 shares of the Maritime Corp.’s common stock to its shareholders. These financial statements give retrospective effect to all such stock splits for all periods presented.
On September 28, 2007, the Initial Shareholders contributed $400 to the capital of Seanergy Maritime Corp. in the form of legal fees paid on the Seanergy Maritime Corp.’s behalf.
On September 28, 2007 the Company pursuant to its public offering sold 23,100,000 units which included 1,100,000 units executed pursuant to the underwriters’ overallotment option at a price of $10.00 per unit. Each unit consisted of one share of the Company’s common stock of $0.0001 par value and one redeemable common stock purchase warrant (see Note 13(d)).
On August 26, 2008, shareholders of Seanergy Maritime Corp. approved the proposal for the business combination, and holders of fewer than 35% of Seanergy Maritime Corp.’s shares issued in its initial public offering voted against the proposal and properly exercised their redemption rights. As a result, on August 28, 2008, 6,370,773 shares of common stock were redeemed for $63,705.
There are 5,500,000 issued and outstanding common stock that are held in escrow and will not be released from escrow before the first year anniversary of the business combination.
(b) Common Stock Subject to Redemption
Holders of common stock of Seanergy Maritime Corp. had the right to redeem their shares for cash by voting against the vessel acquisition. Accordingly, at December 31, 2007, Seanergy Maritime Corp. had a liability of $80,849 due to the possible redemption of 8,084,999 shares of common stock. Upon completion of the vessel acquisition in August 2008, 6,370,773 shares of common stock were redeemed and the remaining liability of $17,144 was reclassified as additional paid-in-capital during the year ended December 31, 2008. Deferred underwriters fees, forfeited to redeeming shareholders of $0.225 per share amounting to $1,433 were reversed and were reclassified as additional paid-in capital.
(c) Preferred Stock
Seanergy Maritime Corp. is authorized to issue 1,000,000 shares of preferred stock with a par value $0.0001 per share, with such designations, voting and other rights and preferences, as may be determined from time to time by the Board of Directors.
(d) Warrants
On September 28, 2007, Seanergy Maritime Corp., pursuant to its public offering, sold 23,100,000 units, which included 1,100,000 units exercised pursuant to the underwriters’ over-allotment option, at a price of $10.00 per unit. Each unit consisted of one share of Seanergy Maritime Corp.’s common stock, $0.0001 par value, and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from Seanergy Maritime Corp. one share of common stock at an exercise price of $6.50 per share commencing the later of the completion of a business combination with a target business or one year from the effective date of the public offering (September 30, 2008) and expires on September 28, 2011, four years from the date of the offering annual report.
On September 28, 2007, and prior to the consummation of the public offering described above, all of Seanergy Maritime Corp.’s executive officers purchased from the company an aggregate of 16,016,667 warrants at $0.90 per warrant in a Private Placement. All warrants issued in the Private Placement are identical to the warrants in the units sold in the public offering, except that:

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
13. Capital Structure (continued):
(i)	subject to certain limited exceptions, none of the warrants are transferable or saleable until after Seanergy Maritime Corp. completes a business combination;

(ii)	the warrants are not subject to redemption if held by the initial holders thereof; and

(iii)	the warrants may be exercised on a cashless basis if held by the initial holders thereof by surrendering these warrants for that number of shares of common stock equal to the quotient obtained by dividing the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the warrant price and fair value. The fair value is defined to mean the average reported last sales price of common stock for the 10 trading days ending on the third business day prior to the date on which notice of exercise is received. A portion of the proceeds from the sale of these insider warrants has been added to the proceeds from the public offering held in the Trust Account pending the completion of the Company’s initial business combination, with the balance held outside the Trust Account to be used for working capital purposes. No placement fees were payable on the warrants sold in the Private Placement. The sale of the warrants to executive officers did not result in the recognition of any stock-based compensation expense because they were sold at approximate fair market value.
Seanergy Maritime Corp. may call the warrants for redemption:
•	in whole and not in part,

•	at a price of $0.10 per warrant at any time,

•	upon a minimum of 30 days’ prior written notice of redemption, and if, and only if, the last sale price of the common stock equals or exceeds $14.25 per share for any 20 trading days within a 30 trading day period ending three business days prior to the notice of redemption to the warrant holders.
There is no cash settlement for the warrants.
Subsequently, the underwriter notified Seanergy Maritime Corp. that it was not going to exercise any of the remaining units as part of its over-allotment option. The common stock and warrants included in the units began to trade separately on October 26, 2007. The fair market value of the warrants as of December 31, 2008 was $0.11 per warrant.
The total number of common stock purchase warrants amounted to 39,116,667 of which 132,000 warrants were exercised in 2008 at a price of $6.50 per share or $858. As of December 31, 2008 Seanergy Maritime Corp. has 38,984,667 of common stock purchase warrants issued and outstanding at an exercise price of $6.50 per share, which became Seanergy’s obligations upon completion of Seanergy Maritime Corp.’s dissolution and liquidation (see Note 25).
(e) Registration Rights:
The holders of the Company’s 5,500,000 issued and outstanding shares immediately prior to the completion of the public offering and the holders of the warrants to purchase 16,016,667 shares of common stock acquired in the private placement are entitled to registration rights covering the resale of their shares and the resale of their warrants and shares acquired upon exercise of the warrants. The holders of the majority of these shares are entitled to make up to two demands that the Company register their shares, warrants and shares that they are entitled to acquired upon the exercise of warrants. The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow. In addition, these shareholders have certain “piggy-back registration” rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. The Company will bear the expenses incurred in connection with the filing of any of the forgoing registration statements (see Note 25).

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
13. Capital Structure (continued):
The unit purchase option and its underlying securities have been registered under the registration statement for the public offering; however, the option also grants holders demand and “piggy- back” registration rights for periods of five and seven years, respectively, from the date of the public offering. These rights apply to all of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities issuable on the exercise of the option, other than underwriting commissions incurred and payable by the holders (see Note 25).
14. Dividends:
Pursuant to the Seanergy’s second amended and restated articles of incorporation dividends are required to be made to its public shareholders on a quarterly basis, equivalent to the interest earned on the trust less any taxes payable and exclusive of (i) up to $420 of interest earned on the Maxim’s deferred underwriting compensation and (ii) up to $742 of interest income on the proceeds in the Trust account that Seanergy was permitted to draw down in the event the over-allotment option was exercised in full on a pro-rata basis to its public shareholders until the earlier of the consummation of a business combination or liquidation, of which the date of the business combination was August 28, 2008.
On January 2, 2008, April 1, 2008 and July 1, 2008 Seanergy paid dividends totaling $4,254, or $0.1842 per share, less permitted adjustments for interest earned on the deferred underwriting commission of $106 and $248 relating to the over-allotment option.
Seanergy Maritime Corp.’s founding shareholders and the Restis affiliate shareholders have agreed for such one-year period to subordinate their rights to receive dividends with respect to the 5,500,000 original shares owned by them to the rights of Seanergy Maritime Corp.’s public shareholders, but only to the extent that Seanergy has insufficient funds to make such dividend payments.
Subsequent to the business combination the declaration and payment of any dividend is subject to the discretion of Seanergy’s board of directors and be dependent upon its earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Seanergy’s board of directors may review and amend its dividend policy from time to time in light of its plans for future growth and other factors.
As a condition of the waiver from Marfin Egnatia Bank S.A. (see Note 12), dividends will not be declared without the prior written consent of Marfin Egnatia Bank S.A.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
15. Earnings per Share:
The calculation of net income (loss) per common share is summarized below. The calculation of diluted weighted average common shares outstanding for the years ended December 31, 2008 and 2007 is based on the average closing price of common stock as quoted on the American Stock Exchange and after October 14, 2008 on NASDAQ.

	2008	2007	2006
Basic:
Net (loss) income	$(31,985)	$1,445	$(4)

Weighted average common shares outstanding	26,452,291	11,754,095	7,264,893

Net income (loss) per common share-basic	$(1.21)	$0.12	$(0.00)

Diluted:
Net (loss)income	$(31,985)	$1,445	$(4)

Weighted average common shares outstanding	26,452,291	11,754,095	7,264,893
Effect of dilutive warrants	—	3,282,188	—

Diluted weighted average common shares outstanding	26,452,291	15,036,283	7,264,893

Net income (loss) per common share-diluted	$(1.21)	$0.10	$(0.00)

As of December 31, 2008 all outstanding warrants and options to acquire 38,984,667 shares of common stock were anti-dilutive as the Company reported a net loss. The convertible note to acquire 2,260,000 shares of common stock and the underwriters’ purchase options (common shares of 1,000,000 and warrants of 1,000,000) were also anti-dilutive. Furthermore, 4,308,075 of shares of common stock whose issuance is contingent upon satisfaction of certain conditions were anti-dilutive and the contingency has not been satisfied.
Thus, as of December 31, 2008, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

Private warrants	16,016,667
Public warrants	22,968,000
Underwriters purchase options — common shares	1,000,000
Underwriters purchase options — warrants	1,000,000
Convertible note — to related party	2,260,000
Contingently-issuable shares — earn-out (Note 5)	4,308,075

Total	47,552,742

16. Commitments and Contingencies:
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
16. Commitments and Contingencies (continued):
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined financial statements. A minimum of up to $1,000,000 of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.
Rental expense for the years ended December 31, 2008 and December 31, 2007 and for the period August 15, 2006 (inception) to December 31, 2006, was $88, $NIL and $NIL, respectively. Fixed future minimum rent commitments as of December 31, 2008, based on a Euro/U.S. dollar exchange rate of €1.00:$1.32 and without taking into account any annual inflation increase were as follows:

Rental commitments
2009	666
2010	682
2011	700

Total	2,048

Future minimum rental receipts, based on vessels committed to non-cancelable long-term time charter contracts, assuming 15 to 20 days off hire due to any scheduled dry-docking and a 98% utilization rate of the vessel during a year, for unscheduled off hire days, net of commissions as of December 31, 2008 will be:

Rental receipts
2009	78,490

17. Vessel Revenue — Related Party, net:
At December 31, 2008, the Company’s six vessels were employed under time charters with SAMC, with initial terms of 11-13 months, expiring in September 2009. Revenue on time charterer is shown net of the address commission of 2.5% amounting to $880 and net of off-hire expenses of $107.
18. Direct Voyage Expenses:
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2008	2007	2006

Bunkers	107	—	—
Port expenses	44	—	—

Total	151	—	—

19. Vessel Operating Expenses:
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2008	2007	2006

Crew wages and related costs	1,734	—	—
Chemicals and lubricants	591	—	—
Repairs and maintenance	449	—	—
Insurance	300	—	—
Miscellaneous expenses	106	—	—

Total	3,180	—	—

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
20. General and Administration Expenses:
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2008	2007	2006

Auditors’ and accountants’ fees	695	—	—
Legal expenses	432	—	—
D&O Insurance	96	25	—
Subscriptions	38	—	—
Transportation expenses	37	—	—
Professional fees	371	357	—
Other	171	63	5

Total	1,840	445	5

21. General and Administration Expenses — Related Party:
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2008	2007	2006

Office rental (Note 3(d))	88	—	—
Consulting fees (Note 3(e))	27	—	—
Salaries (Note 3(g))	139	—	—
Administrative fee (Note 3(a))	21	—	—
BoD remuneration (Note 3(g))	155	—	—

Total	430	—	—

22. Interest and Finance Costs:
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2008	2007	2006
Interest on long-term debt	2,768	—	—
Interest on revolving credit facility	799	—	—
Amortization of debt issuance costs	174	—	—
Commitment fee on un-drawn revolving credit facility	39	—	—
Other	115	45	—

Total	3,895	45	—

23. Income Taxes:
Seanergy is incorporated in the Marshall Islands. Under current Marshall Islands law, Seanergy is not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends by Seanergy to its shareholders, and holders of common stock or warrants of Seanergy that are not residents of or domiciled or carrying on any commercial activity in the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of such common stock or warrants.
Effective January 1, 2007, Seanergy Maritime Corp. was classified as a partnership up to January 27, 2009, the date of its dissolution and liquidation.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
23. Income Taxes (continued):
Pursuant to Section 883 of the Internal Revenue Code of the United States, as (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following criteria: (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (the “50% Ownership Test”) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (the “Publicly-Traded Test”).
For the year ended December 31, 2008, Seanergy determined that it does qualify for exemption under section 883 of the Code for taxable years beginning on or after the 3rd quarter of 2008. The United States source shipping income is subject to a 4% tax. For taxation purposes, United States source shipping income is defined as 50% of shipping income that is attributable to transportation that begins or ends, but does not both begin and end, in the United States. Shipping income from each voyage is equal to the product of (i) the number of days in each voyage and (ii) the daily charter rate paid to the Company by the Charterer. For calculating taxable shipping income, days spend loading and unloading cargo in the port were not included in the number of days in the voyage.
As a result, income taxes of approximately $NIL, $ NIL and $NIL were recognized in the accompanying 2008, 2007 and 2006 consolidated statements of operation.
The Company believes that its position of excluding days spent loading and unloading cargo in a United States port meets “the more likely that not” criterion (required by FIN 48) to be sustained upon a future tax examination; however, there can be no assurance that the Internal Revenue Service would agree with the Company’s position. Had the Company included the days spent loading and unloading cargo in the port, additional taxes of $74, $NIL and $NIL should have been recognized in the accompanying consolidated statements of operations for 2008, 2007 and 2006.
24. Financial Instruments:
The principal financial assets of the Company consist of cash and cash equivalents, money market funds held in trust, and advances (trade) to related party. The principal financial liabilities of the Company consist of long-term bank debt, trade accounts payable, a convertible promissory note and deferred revenue — related party.
(a) Significant Risks and Uncertainties, including Business and Credit Concentration
As of December 31, 2008, the Company operates a total fleet of 6 vessels, consisting of 2 Panamax vessels, 2 Handysize vessels and 2 Supramax vessels. Of these 6 vessels, we acquired 3 on August 28, 2008 one on September 11, 2008 and the remaining two on September 25, 2008. As of December 31, 2008, our operating fleet had a combined carrying capacity of 317,743 dwt.
Vessel revenue is generated by charging customers for the transportation of dry bulk cargo. Vessel revenue is generated from time charters with SAMC, a company affiliated with members of the Restis family, which expire in September 2009. The Company’s vessel revenue in 2008 has been generated 100% from SAMC.
The Company can not predict whether SAMC will, upon the expiration of its charters, re-charter the vessels on favorable terms or at all. If SAMC decides not to re-charter the Company’s vessels, the Company may not be able to re-charter them on similar terms. In the future, the Company may employ vessels in the spot market, which is subject to greater rate fluctuation than the time charter market. If the Company receives lower charter rates under replacement charters or is unable to re-charter all of the vessels, net revenue, operating income and operating cash flows will decrease or become negative.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
24. Financial Instruments (continued):
The Company generally does not have trade accounts receivable since the time charters are collected in advance. The vessels are chartered under time-charter agreements where, the charterer pays for the transportation service within one week of issue of the hire statement (invoice) which is issued approximately 15 days prior to the service, thereby supporting management of the trade accounts receivable.
Turbulence in the financial markets has led many lenders to reduce, and in some cases, cease to provide credit, including letters of credit, to borrowers. Purchasers of dry bulk cargo typically pay for cargo with letters of credit. The tightening of the credit markets has reduced the issuance of letters of credit and as a result decreased the amount of cargo being shipped as sellers determine not to sell cargo with out a letter of credit. Reductions in cargo result in less business for charterers and declines in the demand for vessels.
These factors, combined with the general slow-down in consumer spending caused by uncertainty about future market conditions, impact the shipping business. As such, it is reasonably possible that future charter rates may further deteriorate which would have a significant impact on the Company’s operations.
(b) Interest Rate Risk:
The Company’s interest rates and long-term loan repayment terms are described in Note 12.
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash and cash equivalents with Marfin Egnatia Bank S.A. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.
(c) Fair Value of Financial Instruments
The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2007 and 2008. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	2008		2007
	Carrying value	Fair value	Carrying value	Fair value

Financial assets:

Cash and cash equivalents	27,543	27,543	2,211	2,211
Money market funds — held in trust	—	—	232,923	232,923
Advances (trade) to related party	577	577	—	—
Prepaid insurance expenses	574	574	79	79
Prepaid expenses and other current assets — related parties	248	248	—	—

Financial liabilities:

Long-term debt	212,345	212,345	—	—
Convertible promissory note due to shareholders	29,043	28,453	—	—
Trade accounts and other payables	674	674	588	588
Due to underwriters	419	419	5,407	5,407
Accrued expenses	541	541	—	—
Accrued interest	166	166	—	—
Deferred revenue — related party	3,029	3,029	—	—
The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
24. Financial Instruments (continued):
The fair values of the financial instruments shown in the above table as of December 31, 2008 represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
•	Cash and cash equivalents, money market funds — held in trust, advances (trade) to related party, prepaid insurance expenses, prepaid expenses and other current assets — related parties, trade accounts and other payables, due to underwriters, accrued expenses, accrued interest and deferred revenue — related party: The carrying amounts approximate fair value because of the short maturity of these instruments.

•	Convertible promissory note: The fair value is determined by a trinomial Tree approach that takes a single volatility as an input and takes into account the interest rate curve of the currency of the convertible note, the credit spread of the Company, the stock volatility, as well as any dividends paid by the Company, resulting in an imputed interest rate of 1.38%.

•	Long-term debt: The carrying value approximates the fair market value as the long-term debt bears interest at floating interest rates.
(d) Fair Value Hierarchy
The Company adopted FASB Statement No. 157 on January 1, 2008, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. This statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurement involving significant unobservable inputs (Level 3 measurement) The three levels of the fair value hierarchy are as follows:
Level 1:	Quoted market prices in active markets for identical assets or liabilities;

Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3:	Unobservable inputs that are not corroborated by market data.
As of December 31, 2008 no fair value measurements of assets or liabilities were recognized in the consolidated financial statements.
(e) Fair Value Option
Statement 159 provides entities with an option to measure many financial instruments and certain other items at fair value. Under Statement 159, unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting period. Upon adoption of Statement 159 on January 1, 2008, the Company has not elected to record its bank loans or fixed rate convertible promissory note — related party at fair value.
25. Subsequent Events:
On January 26, 2009, Seanergy’s registration statement for 22,361,227 shares of common stock, 38,984,667 common stock purchase warrants, 38,984,667 shares of common stock underlying the warrants, 1,000,000 shares of common stock in the underwriters’ unit purchase option, 1,000,000 warrants included as part of the underwriters’ unit purchase option and 1,000,000 shares of common stock underlying the warrants included as part of the underwriters’ unit purchase option was declared effective by the Securities & Exchange Commission (“SEC”).

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
25. Subsequent Events (continued):
On January 27, 2009, Seanergy Maritime Corp. was liquidated and in connection with its liquidation and dissolution, it distributed to each of its holders of its common stock, one share of common stock of Seanergy for each share of Seanergy Maritime Corp. common stock owned by the holder. All outstanding warrants of Seanergy Maritime Corp. concurrently became obligations of Seanergy (Note 1). As a result, the authorized capital of the Company becomes that of Seanergy Maritime Holdings Corp. and amounts to 100,000,000 shares of common stock with a par value of $0.0001 per share.
In accordance with the management agreement (see Note 3(a)), the daily fixed management fee applicable for the year ended December 31, 2009 was increased to Euro 425 (four hundred and twenty-five Euros) from Euro 416 (four hundred and sixteen Euros).
On February 19, 2009, Seanergy’s registration statement for the resale by certain selling shareholders of 12,068,075 shares of common stock which includes the 5,500,000 initial shares of common stock, 4,308,075 shares of common stock and 2,260,000 shares of common stock and 16,016,667 common stock purchase warrants and 16,016,667 shares of common stock underlying the warrants was declared effective by the SEC.
On February 24, 2009 the African Zebra commenced its scheduled dry docking which is estimated to be completed by the end of April 2009.
On March 12, 2009, Mr. Lambros Papakostantinou, member of the Board of Directors, has resigned from his position as Director effective immediately.
On March 26, 2009, the Company made a principal repayment of $7,500 of its Term facility.