Form 20-F
period 2009-12-31
Seanergy Maritime Holdings Corp.
filed 2010-03-24
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ___________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: Not applicable
Commission file number _________
SEANERGY MARITIME HOLDINGS CORP.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)
Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)
1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece

(Address of principal executive offices)
Dale Ploughman, Chief Executive Officer
Seanergy Maritime Holdings Corp.
1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece
Telephone: 30 210 9638461, Fax: 30 210 9638450

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Name of exchange on which registered
Shares of common stock, par value $0.0001 per share	NASDAQ Global Market

Warrants to purchase shares of common stock	NASDAQ Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: We had 33,255,170 shares of common stock outstanding as of December 31, 2009.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes ☑  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. ☐ Yes ☑ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Non-accelerated filer ☑	Accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This annual report contains certain forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:
•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	dry bulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	the useful lives and changes in the value of our vessels and their impact on our compliance with loan covenants;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	global and regional economic and political conditions;

•	our ability to leverage Safbulk’s and EST’s relationships and reputation in the dry bulk shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels;

•	acts of terrorism and other hostilities; and

•	other factors discussed in “Item 3D. Risk Factors.”
     The forward-looking statements contained in this annual report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Item 3D. Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and/or if and when management knows or has a reasonable basis on which to conclude that previously disclosed projections are no longer reasonably attainable.

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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
     A. Selected Financial Information
     The following table presents selected consolidated financial data of Seanergy as of and for the years ended December 31, 2009, 2008 and 2007 and for the period from August 15, 2006 (Inception) to December 31, 2006. Balance sheet data as of December 31, 2006 are derived from our audited financial statements not included herein. The information is only a summary and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report and section “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The historical data included below and elsewhere in this annual report is not necessarily indicative of our future performance.
     We cannot provide a meaningful comparison of our results of operations of the years ended December 31, 2009, 2008 and 2007 due to the fact that our vessel operations commenced in August 2008 upon the consummation of our business combination. During the period from our inception to the date of our business combination, we were a development stage enterprise.

Amounts in the tables below are in thousands of U.S. dollars, except for share and per share data.

				From
				Inception
				(August 15,
				2006) to
	Years Ended December 31,			December 31,
	2009	2008	2007	2006
Statement of Income Data:
Vessel revenue, net	87,897	34,453	—	—
Direct voyage expenses	(753)	(151)	—	—
Vessel operating expenses	(16,222)	(3,180)	—	—
Voyage expenses — related party	(1,119)	(440)	—	—
Management fees — related party	(1,715)	(388)	—	—
General and administration expenses	(5,928)	(2,161)	(445)	(5)
General and administration expenses — related party	(742)	(109)	—	—
Amortization of deferred dry-docking costs	(1,045)	—	—	—
Depreciation	(26,812)	(9,929)	—	—
Goodwill impairment loss	—	(44,795)	—	—
Vessels’ impairment loss	—	(4,530)	—	—
Gain from acquisition of subsidiary	6,813	—	—	—

Operating income (loss)	40,374	(31,230)	(445)	(5)
Interest and finance costs	(7,230)	(3,895)	(45)	—
Interest and finance costs — shareholders	(386)	(182)	(13)	—
Interest income — money market funds	430	3,361	1,948	1
Loss on interest rate swaps	(1,575)	—	—	—
Foreign currency exchange losses, net	(44)	(39)	—	—

Net income (loss)	31,569	(31,985)	1,445	(4)
Less: Net income attributable to the noncontrolling interest	1,517	—	—	—

Net income (loss) attributable to Seanergy Maritime Holdings Corp. Shareholders	30,052	(31,985)	1,445	(4)

Net income (loss) per common share
Basic	1.16	(1.21)	0.12	0.00
Diluted	1.00	(1.21)	0.10	0.00
Weighted average common shares outstanding
Basic	25,882,967	26,452,291	11,754,095	7,264,893
Diluted	30,529,281	26,452,291	15,036,283	7,264,893

Dividends declared per share	—	0.1842	—	—

	As of December 31,
	2009	2008	2007	2006
Balance Sheet Data:
Total current assets	67,473	29,814	235,213	376
Vessels, net	444,820	345,622	—	—
Total assets	538,452	378,202	235,213	632
Total current liabilities, including current portion of long-term debt	42,138	32,999	5,995	611
Long-term debt, net of current portion	267,360	213,638	—	—
Total Seanergy shareholders’ equity	208,489	131,565	148,369	20
Non controlling interest	18,330	—	—	—
Total equity	226,819	131,565	148,369	20

				From
				Inception
				(August 15,
				2006 to
	Years Ended December 31,			December 31,
	2009	2008	2007	2006
Cash Flow Data:
Net cash provided by (used in) operating activities	43,208	25,700	1,585	(20)
Net cash provided by (used in) investing activities	36,353	(142,919)	(232,923)	—
Net cash (used in) provided by financing activities	(43,497)	142,551	233,193	376
     B. Capitalization and Indebtedness
     Not applicable.
     C. Reasons for the Offer and Use of Proceeds
     Not applicable.
     D. Risk Factors
     Some of the following risks relate principally to the industry in which we operate and our business in general. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently know to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our securities could decline.
Industry Risk Factors Relating to Seanergy
Investment in a company in the dry bulk shipping industry involves a high degree of risk.
     The abrupt and dramatic downturn in the dry bulk charter market, from which we have derived substantially all of our revenues, has severely affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or BDI, fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008. During 2009, the BDI remained volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. It has since risen to 3,280 as of March 23, 2010. The decline in charter rates is due to various factors, including the decrease in available trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments. There is no certainty that the dry bulk charter market will experience any further recovery over the next several months and the market could decline from its current level. These circumstances, which result from the economic dislocation worldwide and the disruption of the credit markets, have had a number of adverse consequences for dry bulk shipping, including, among other things:
•	a decrease in available financing for vessels;

•	no active secondhand market for the sale of vessels;

•	a sharp decline in charter rates, particularly for vessels employed in the spot market;

•	charterers seeking to renegotiate the rates for existing time charters;

•	widespread loan covenant defaults in the dry bulk shipping industry due to the substantial decrease in vessel values; and

•	declaration of bankruptcy by some operators, charterers and shipowners.
The dry bulk shipping industry is cyclical and volatile, and this may lead to further reductions and volatility of charter rates, vessel values and results of operations.
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
     Factors that influence demand for seaborne transportation of cargo include:
•	demand for and production of dry bulk products;

•	the distance cargo is to be moved by sea;

•	global and regional economic and political conditions;

•	environmental and other regulatory developments; and

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced and cargoes are used.
     The factors that influence the supply of vessel capacity include:
•	the number of new vessel deliveries;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	the price of steel;

•	the number of vessels that are out of service;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	port or canal congestion.
     We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the world’s dry bulk carrier fleet and the sources and supply of cargo to be transported by sea. If the global vessel capacity increases in the dry bulk shipping market, but the demand for vessel capacity in this market does not increase or increases at a slower rate, the charter rates could materially decline, which could have a material adverse effect on our business, financial condition and results of operations.
While the drybulk carrier charter market has recently strengthened, it remains significantly below its high in 2008, which has and may continue to adversely affect our revenues, earnings and profitability and our ability to comply with our loan covenants.
     The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of 2008. For example, the Baltic Drybulk Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. The BDI fell over 70% during October 2008 alone. During 2009, the BDI remained volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. The decline and volatility in charter rates has been due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments (which has since recovered somewhat), and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.
While there are certain signs that the economic recession has ended in certain countries, there is still considerable instability in the world economy, which could initiate a new economic downturn, or introduce volatility in the global markets. A global economic downturn, or volatility in the global markets, especially in the Asian region, could reduce drybulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.
     We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asian region, particularly China and Japan. As a result, a negative change in economic conditions in any Asian country, particularly China, Japan and, to some extent, India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in the Asia-Pacific region, we may face decreases in such drybulk trade and demand. Moreover, a slowdown in the United States and Japanese economies or the economies of the European Union or certain Asian countries will likely adversely affect economic growth in China, India and elsewhere. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations.
Future growth in dry bulk shipping will depend on a return to economic growth in the world economy that exceeds growth in vessel capacity. A further decline in charter rates would adversely affect our revenue stream and could have an adverse effect on our financial condition and results of operations.
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
     Charter rates for dry bulk carriers have been at extremely low rates recently mainly due to the current global financial crisis, which is also affecting this industry. We anticipate that future demand for our vessels, and in turn future charter rates, will be dependent upon a return to economic growth in the world’s economy, particularly in China and India, as well as seasonal and regional changes in demand and changes in the capacity of the world’s fleet. The world’s dry bulk carrier fleet increased in 2009 as a result of scheduled deliveries of newly constructed vessels but it is expected to be leveled off by higher forecasts for scrapping of existing vessels as compared to 2008. However, this will vary depending on vessel size, as the oldest segment of the worldwide dry bulk fleet is the Handysize segment. A return to economic growth in the world economy that exceeds growth in vessel capacity will be necessary to sustain current charter rates. There can be no assurance that economic growth will not continue to decline or that vessel scrapping will occur at an even lower rate than forecasted.

     Due to the current volatility in the dry bulk sector, which is primarily caused by, among other things, a decrease in letters of credit being provided, a significant drop in demand for goods being shipped, a reduction in volumes of goods and cancellation of orders, there is a possibility that one or more of our charterers could seek to renegotiate the time charter rates either currently or at the time the charter expires. A decline in charter rates would adversely affect our revenue stream and could have a material adverse effect on our business, financial condition and results of operations.
An oversupply of dry bulk carrier capacity may lead to reductions in charter rates and our profitability.
     The market supply of drybulk vessels has been increasing and orders for dry bulk carriers, primarily Capesize and Panamax vessels, are high. Newly constructed vessels were delivered and are expected to continue in significant numbers starting through 2009. As of December 31, 2009, newbuildings orders had been placed for an aggregate of approximately 61% of the then-existing global drybulk fleet. However, we have noticed order cancellations by both shipowners and yards. An oversupply of dry bulk carrier capacity may result in a reduction of our charter rates. If such a reduction occurs, when our vessels’ current charters expire or terminate, we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all. In turn, this may result in the need to take impairment charges on one or more of our vessels.
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
The economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations.
     A significant number of the port calls made by our vessels may involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China or India, may have an adverse effect on our future business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience contraction in the future. In particular, during the past year, the demand for dry bulk goods from emerging markets, such as China and India, has significantly declined as growth projections for these nations’ economies have been adjusted downwards. Moreover, the slowdown in the economies of the United States, the European Union or certain Asian countries may adversely affect economic growth in China and elsewhere. Our ability to re-charter our ships at favorable rates will likely be materially and adversely affected by an ongoing economic downturn in any of these countries.

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
Our vessels may suffer damage and we may face unexpected dry-docking costs, which could adversely affect our cash flow and financial condition.
     If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial, and may be higher than expected as a result of circumstances beyond our control, such as delays experienced at the repair yard, including those due to strikes. We may have to pay dry-docking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned may not be covered by insurance in full and thus these losses, as well as the actual cost of these repairs, would decrease our earnings.
Turbulence in the financial services markets and the tightening of credit may affect the ability of purchasers of dry bulk cargo to obtain letters of credit to purchase dry bulk goods, resulting in declines in the demand for vessels.
     Turbulence in the financial markets has led many lenders to reduce, and in some cases cease to provide, credit, including letters of credit to borrowers. Purchasers of dry bulk cargo typically pay for cargo with letters of credit. The tightening of the credit markets has reduced the issuance of letters of credit and as a result decreased the amount of cargo being shipped as sellers determine not to sell cargo without a letter of credit. Reductions in cargo result in less business for charterers and declines in the demand for vessels. Any material decrease in the demand for vessels may decrease charter rates and make it more difficult for Seanergy to charter its vessels in the future at competitive rates. Reduced charter rates would reduce Seanergy’s revenues.
As we expand our business, we will need to improve or expand our operations and financial systems, staff and crew; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected.
     Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our Manager’s attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on our Manager to recruit additional seafarers and shoreside administrative and management personnel. Our Manager may not be able to continue to hire suitable employees or a sufficient number of employees as we expand our fleet. If our Manager’s unaffiliated crewing agents encounter business or financial difficulties, we may not be able to adequately staff our vessels. We may also have to increase our customer base to provide continued employment for most of our new vessels. If we are unable to operate our financial system, our Manager is unable to operate our operations systems effectively or to recruit suitable employees in sufficient numbers or we are unable to increase our customer base as we expand our fleet, our performance may be adversely affected.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.
     As of December 31, 2009, the vessels in our current fleet had an average age of 14 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 30 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.
The aging of our fleet may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.
     In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of January 31, 2010, the average age of the vessels in our current fleet was 14 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers.
     Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
Technological innovation could reduce our charterhire income and the value of our vessels.
     The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new dry bulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire, and the resale value of our vessels could significantly decrease. As a result, our business, results of operations, cash flows and financial condition could be adversely affected.
If we acquire additional dry bulk carriers and those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.
     We expect to acquire additional vessels in the future. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.
Rising fuel prices may adversely affect our profits.
     The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Upon redelivery of vessels at the end of a period time or trip time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, although we rarely deploy our vessels on voyage charters, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter.
We may become dependent on spot charters in the volatile shipping markets which may have an adverse impact on stable cash flows and revenues.
     We may employ one or more of our vessels on spot charters, including when time charters on one or more of our vessels expires. The spot charter market is highly competitive and rates within this market are subject to volatile fluctuations, while longer-term period time charters provide income at predetermined rates over more extended periods of time. If we decide to spot charter our vessels, there can be no assurance that we will be successful in keeping all our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates could affect the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders could be impaired.
Our operations are subject to seasonal fluctuations, which could affect our operating results.
     We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues of dry bulk carrier operators in general have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, been stronger in fiscal quarters ended December 31 and March 31. This seasonality may materially affect our operating results.
We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
     Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially and adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and our compliance with these requirements can be costly.
     The operation of our vessels is also affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires vessel owners, vessel managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a vessel owner or bareboat charterer to comply with the ISM Code or other applicable environmental requirements may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels, may require a reduction in cargo capacity, ship modifications or operational changes or restrictions, may affect the resale value or useful lives of our vessels, and may result in a denial of access to, or detention in, certain ports or jurisdictional waters. Each of our vessels is ISM code-certified but we cannot assure that such certificate will be maintained indefinitely. If we fail to maintain ISM Code certification for our vessels, we may also breach covenants in our credit facility that requires that our vessels to be ISM Code-certified. If we breach such covenants due to failure to maintain ISM Code certification and are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing the credit facility. In addition, government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future, including more stringent restrictions on air emissions from our vessels, and could require us to incur significant capital expenditures to keep our vessels in compliance, or even to scrap or sell certain vessels altogether.
     Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages liability and personal injury or property damage claims, in the event that there is a release of bunker fuel or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. We maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic incident exceeded our insurance coverage, it could have a material adverse effect on our financial condition and results of operations.
Increased inspection procedures, tighter import and export controls and survey requirements could increase costs and disrupt our business.
     International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of the contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines and other penalties against us.
     It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.
     The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we would be in violation of certain covenants in our credit facilities. This would also negatively impact our revenues.
Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.
     Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or as “war and strikes” listed areas by the Joint War Committee, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention of any of our vessels, hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
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
     The operation of certain vessel types, such as dry bulk carriers, has certain particular risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could result in loss of life, vessel and/or cargo and negatively impact our business, financial condition and results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.
If any of our vessels fails to maintain its class certification and/or fails any annual survey, intermediate survey, or special survey, or if any scheduled dry-docks take longer or are more expensive than anticipated, this could have a material adverse impact on our financial condition and results of operations.
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
     A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessels. These surveys and dry-dockings can be costly and can result in delays in returning a vessel to operation, as occurred with the dry-docking of the African Zebra, which entered its scheduled dry-dock on February 24, 2009 and was returned to service on July 20, 2009 as a result of delays at the repair yard. The cost of our dry-docks in 2009 totaled approximately $7,119,000. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources – Capital Requirements” for our anticipated dry-docks.
     If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
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

Risk Factors Relating to Seanergy
We are currently in compliance with the terms of our loan with Marfin only because we have received waivers and/or amendments to the Marfin loan agreement waiving our compliance with a certain covenant for certain periods of time. The waivers and/or amendments impose additional operating and financial restrictions on us and modify the application of the terms of our existing loan agreement. Any extensions of these waivers, if needed, could contain additional restrictions and might not be granted at all.
     Our loan agreement with Marfin requires that we maintain certain financial and other covenants. The current low dry bulk charter rates and dry bulk vessel values have affected our ability to comply with the loan-to-value covenant. A violation of this covenant constitutes an event of default under our credit facility and would provide Marfin with various remedies. In exercising these remedies, Marfin may require us to post additional collateral, enhance our equity and liquidity, continue to withhold payment of dividends, increase our interest payments, pay down our indebtedness to a level where we are in compliance with this loan covenant, or sell vessels in our fleet. Marfin could also accelerate our indebtedness and foreclose its liens on our vessels. The exercise of any of these remedies could materially adversely impair our ability to continue to conduct our business. Moreover, Marfin may require the payment of additional fees, require prepayment of a portion of our indebtedness to it, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.
     As of December 31, 2008, we would not have been in compliance with the loan covenant related to the value of our vessels compared to the amounts of our loans, had we not later obtained a certain retroactive waiver from Marfin. Although we did not obtain appraisals for our vessels in connection with evaluating our compliance with the loan-to-value covenant, as brokers were not providing such, we believe that as of December 31, 2008, the appraised value of our vessels would have been significantly below the amount necessary to satisfy the covenant. During the first quarter of 2009, we obtained a waiver from Marfin of our compliance with this covenant, which waiver was effective as of December 31, 2008. This waiver expired in July 2009, when the first of our original charters was replaced. On September 9, 2009 and on November 13, 2009, we executed addenda no. 1 and no. 2, respectively, to the loan agreement with Marfin and obtained a waiver of this loan covenant through January 1, 2011. In connection with the amendment and waiver, Marfin made certain changes to our loan agreement including increasing the interest payable during the waiver period from LIBOR plus 1.75% to LIBOR plus 3.00% in respect of the term loans and LIBOR plus 3.50% in respect of the revolving advances, accelerating the due dates of certain principal installments and limiting our ability to pay dividends without their prior consent. As a result of this waiver, we are not currently in default under our Marfin loan agreement. If conditions in the dry bulk charter market remain depressed or worsen, we may need to request additional extensions of this waiver. There can be no assurance that Marfin will provide such extensions, and Marfin’s willingness to provide any such extensions may be limited by its financial condition, business strategy and outlook for the shipping industry at the time of any such request, all of which are outside of our control. If we require extensions to the waivers and are unable to obtain them, as described above, we would be in default under our Marfin loan agreement and your investment in our shares could lose most or all of its value.
     As a result of these waivers, Marfin imposed operating and financial restrictions on us. These restrictions limit our ability to pay dividends without Marfin’s prior consent. If we need to extend this covenant waiver, Marfin may impose additional restrictions. In addition to the above restrictions, Marfin may require the payment of additional fees, require prepayment of a portion of our indebtedness to it, accelerate the amortization schedule for our indebtedness, and increase the interest rates it charges us on our outstanding indebtedness. These potential restrictions and requirements may further limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

We are currently in compliance with the terms of our loan facility with Citibank only because we entered into a supplemental agreement to the Citibank loan agreement waiving our compliance with a certain covenant for certain periods of time. The supplemental agreement imposes additional operating and financial restrictions on us and modifies the application of the terms of our existing loan agreement.
     Upon lenders’ request, Bulk Energy Transport (Holdings) Ltd., or BET, must assure its lenders that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the BET loan. If the market value of the vessels is less than this amount, the BET subsidiaries may be requested to prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders.
     On September 30, 2009, BET entered into a supplemental agreement with Citibank International PLC (as agent for the syndicate of banks and financial institutions set forth in the loan agreement) in connection with the $222,000,000 amortized loan obtained by the six wholly owned subsidiaries of BET, which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank International PLC are as follows:
(1)	applicable margin for the period between July 1, 2009 and ending on June 30, 2010 (the amendment period) shall be increased to two per cent (2%) per annum;

(2)	the borrowers to pay part of the loan in the amount of $20 million;

(3)	the borrowers and the corporate guarantor have requested and the creditors consented to
a.	the temporary reduction of the security requirement during the amendment period to 100%; and

b.	the temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.30:1.0 to 0.175:1.0 during the amendment period at the end of the accounting periods ending on December 31, 2009 and June 30, 2010.
Our debt financing contains restrictive covenants that may limit our liquidity and corporate activities.
     The Marfin loan agreement, the BET loan agreement, and any future loan agreements we or our subsidiaries may execute may impose, operating and financial restrictions on us or our subsidiaries. These restrictions may, subject to certain exceptions, limit our or our subsidiaries’ ability to:
•	incur additional indebtedness;

•	create liens on our or our subsidiaries’ assets;

•	sell capital stock of our subsidiaries;

•	engage in any business other than the operation of the vessels;

•	pay dividends;

•	change or terminate the management of the vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell the vessels.
     The restrictions included in the Marfin loan agreement include minimum financial standards we must comply with including:
•	The ratio of total liabilities to total assets;

•	The ratio of total net debt owed to LTM (last twelve months) EBITDA;

•	The ratio of LTM EBITDA to net interest expense;

•	Cash to net debt;

•	A security margin, or the Security Margin Clause, whereby the aggregate market value of the vessels and the value of any additional security is required to be at least 135% of the aggregate of the debt financing and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained. A waiver from Marfin has been received with respect to this clause.
     The financial ratios are required to be tested by us on a quarterly basis on a last-twelve-months basis.

     In addition to the minimum financial standards, under the terms of the Marfin loan agreement, we must also ensure that members of the Restis family and the family of our chairman Georgios Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital. A violation of this covenant constitutes an event of default under our credit facility and would provide Marfin with various remedies.
     Under the BET loan agreement, the BET subsidiaries are subject to operating and financial covenants that may affect BET’s business. These restrictions may, subject to certain exceptions, limit the BET subsidiaries’ ability to engage in many of the activities listed above. Furthermore, the BET subsidiaries must assure the lenders that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the BET loan. If the market value of the vessels is less than this amount, the BET subsidiaries must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders and a portion of the debt may be required to be classified as current.
     Therefore, we may need to seek permission from our lenders in order to engage in some important corporate actions. Also, any further decline in vessel values may cause BET to fail to meet the market value covenants in its loan agreement and entitle the lenders to assert certain rights. Our current and any future lenders’ interests may be different from our interests, and we cannot guarantee that we will be able to obtain such lenders’ permission when needed. This may prevent us from taking actions that are in our best interest.
     If conditions in the dry bulk market remain depressed or worsen, BET may need to request additional extensions of the temporary reductions in the security requirement and minimum equity requirement described above. There can be no assurance that the lenders will provide such extensions, and any lender’s willingness to provide any such extensions may be limited by its financial condition, business strategy and outlook for the shipping industry at the time of any such request, all of which are outside of our control.
The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.
     Through the BET acquisition, we have three interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to the BET loan facility, which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.
Our ability to successfully implement our business plans depends on our ability to obtain additional financing, which may affect the value of your investment in the Company.
     We will require substantial additional financing to fund the acquisition of additional vessels and to implement our business plans. We cannot be certain that sufficient financing will be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently you may lose some or all of your investment in the Company.
     While we expect that a significant portion of the financing resources needed to acquire vessels will be through long-term debt financing, we may raise additional funds through additional equity offerings. New equity investors may dilute the percentage of the ownership interest of existing shareholders in the

Company. Sales or the possibility of sales of substantial amounts of shares of our common stock in the public markets could adversely affect the market price of our common stock.
We cannot assure you that we will be able to refinance indebtedness incurred under our credit facilities.
     For so long as we have outstanding indebtedness under our credit facilities, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. We cannot assure you that we will be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. If we are not able to find alternative sources of financing on terms that are acceptable to us or at all, our business, financial condition, results of operations and cash flows may be materially adversely affected.
The value of our vessels has fluctuated, and may continue to fluctuate significantly, due in large part to the sharp decline in the world economy and the charter market. A significant decline in vessel values could result in losses when we sell our vessels or could result in a requirement that we write down their carrying value, which would adversely affect our earnings. In addition, a decline in vessel values could adversely impact our ability to raise additional capital and would likely cause us to violate certain covenants in our loan agreements that relate to vessel value.
     The market value of our vessels can and have fluctuated significantly based on general economic and market conditions affecting the shipping industry and prevailing charter hire rates. Since the end of 2008, the market value of our vessels has dropped significantly due to, among other things, the substantial decline in charter rates. During the year ended December 31, 2008, we recorded an impairment charge of $4,530,000 on our vessels. No indication of impairment existed as of December 31, 2009. There can be no assurance as to how long charter rates and vessel values will remain at the current low levels or whether they will improve to any significant degree. Consequently we may have to record further impairments of our vessels.
     The market value of our vessels may increase or decrease in the future depending on the following factors:
•	economic and market conditions affecting the shipping industry in general;

•	supply of dry bulk vessels, including newbuildings;

•	demand for dry bulk vessels;

•	types, sizes and ages of vessels;

•	other modes of transportation;

•	competition from other shipping companies;

•	cost of newbuildings;

•	technological advances;

•	new regulatory requirements from governments or self-regulated organizations; and

•	prevailing level of charter rates.
     Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. In addition, whenever events or changes in circumstances indicate potential impairment, we test the carrying value of our vessels in our financial statements, based upon their earning capacity and remaining useful lives. Earning capacity is measured by the vessels’ expected earnings under their charters. If we determine that our vessels’ carrying values should be reduced, we would recognize an impairment charge on our financial statements that would result in a potentially significant charge against our earnings and a reduction in our shareholders’ equity. Such impairment adjustment could also hinder our ability to raise capital. If for any reason we sell our vessels at a time when prices have fallen, the sale proceeds may be less than that vessel’s carrying amount on our financial statements, and we would incur a loss and a reduction in earnings. Finally, a decline in vessel values would likely cause us to violate certain covenants in our loan agreement that require vessel values to equal or exceed a stated percentage of the amount of our loans. Such violations could result in our default under our loan agreements.
If we fail to manage our growth properly, we may not be able to manage our recently expanded fleet successfully, and we may not be able to expand our fleet further if we desire to do so, adversely affecting our overall financial position.
     On August 12, 2009, we completed our acquisition of a 50% controlling ownership interest in BET, , pursuant to which we acquired an additional five vessels. Concurrently with the closing of the acquisition, BET entered into a technical management agreement with Enterprises Shipping and Trading S.A., or EST, and a commercial brokerage agreement with Safbulk Maritime S.A., or Safbulk Maritime, at terms similar to those that our existing fleet has with these entities. Each of EST and Safbulk are affiliated with members of the Restis family and are the technical manager and commercial broker, respectively, of our current fleet.
     We may continue to expand our fleet in the future if desirable opportunities arise. Our further growth will depend on:
•	locating and acquiring suitable vessels at competitive prices;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.
     Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel, managing relationships with customers and suppliers, integrating newly acquired operations into existing infrastructures, identifying new and profitable charter opportunities for vessels, and complying with new loan covenants. We have not identified further expansion opportunities at this time, and the nature and timing of any such expansion is uncertain. We may not be successful in growing further and may incur significant expenses and losses.
Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.
     The ability and the willingness of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry, the charter rates received for specific types of vessels, hedging arrangements, the ability of charterers to obtain letters of credit from their customers, cash reserves, cash flow considerations and various operating expenses. Many of these factors impact the financial viability of our charterers. Given the downturn in world markets and the factors described above, it is possible that some of our charterers could declare bankruptcy or otherwise seek to evade their obligations to us under the charters, and as a consequence, default on their obligations to us. If a charterer defaults on a charter, we will seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. Should a charterer default on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We face strong competition.
     We obtain charters for our vessels in highly competitive markets in which our market share is insufficient to enforce any degree of pricing discipline. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us.
     We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.
Servicing debt will limit funds available for other purposes, including capital expenditures and payment of dividends.
     Marfin has extended to us a term loan of $165,000,000 and a revolving facility in an amount equal to the lesser of $72,000,000 and an amount in dollars which when aggregated with the amount already drawn down under the term loan does not exceed 70% of the aggregate market value of our vessels. We have currently drawn down the full amount of the term loan and $54,845,000 of the revolving facility. The term loan is repayable by twenty-eight consecutive quarterly principal installments out of which the first four principal installments will be equal to $7,500,000 each, the next four principal installments will be equal to $5,250,000 each and the final twenty principal installments equal to $3,200,000 each, with a balloon payment equal to $50,000,000 due concurrently with the twenty-eighth principal installment. The revolving facility is payable at maturity of the term loan.
     BET financed the acquisition of its vessels with the proceeds of a loan from Citibank International PLC, as agent for a syndicate of banks and financial institutions. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loan is repayable in semi-annual installments of principal in the amount of $8,286,500 followed by a balloon payment due on maturity in the amount of $43,668,000 as these installment amounts were revised after the BET Performer sale. As of December 31, 2009, the outstanding loan facility was $115,971,000. Following BET’s supplemental agreement dated September 30, 2009 and prepayment of $20 million, the semi-annual installments of principal and the balloon payment amount to $7,128,158 and $37,563,000, respectively.
     We are required to dedicate a substantial portion of our cash flow from operations to pay the principal and interest on the Marfin and BET debt. These payments limit funds otherwise available for capital expenditures and other purposes, including payment of dividends. We may incur debt in the near future in connection with any additional vessel acquisitions. If we are unable to service our respective debt, it could have a material adverse effect on our financial condition and results of operations.
Credit market volatility may affect our ability to refinance our existing debt, borrow funds under our revolving credit facility or incur additional debt.
     The credit markets have recently experienced extreme volatility and disruption, which has limited credit capacity for certain issuers, and lenders have requested shorter terms and lower loan to value ratios. The market for new debt financing is extremely limited and in some cases not available at all. If current levels of market disruption and volatility continue or worsen, we may not be able to refinance our existing debt, draw upon our revolving credit facility or incur additional debt, which may require us to seek other funding sources to meet our liquidity needs or to fund planned expansion. For example, our existing term loan and revolving credit facility from Marfin are tied to the market value of the vessels whereby the aggregate market values of the vessels and the value of any additional security should be at least 135% of the aggregate of the debt financing and any amount available for drawing under the revolving facility less the aggregate amount of all deposits maintained. If the percentage is below 135%, then a prepayment of the loans may be required or additional security may be requested. On September 9, 2009 and November 13, 2009, we executed addenda no. 1 and no. 2, respectively, to the loan agreement with Marfin and received a waiver with respect to this clause through January 1, 2011. In connection with the amendment and waiver, Marfin made certain changes to our loan agreement including increasing the interest payable during the waiver period, accelerating the due dates of certain principal installments and limiting our ability to pay dividends without their prior consent. The BET supplemental agreement dated September 30, 2009 contains a similar covenant. If the market value of the BET vessels is less than 100% of the outstanding amount of the BET loan, the BET subsidiaries must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders. Hence, we may need to seek permission from our lenders in order to make further use of our Marfin revolving credit facility or avoid prepayment obligations under either the Marfin or BET loans, depending on the aggregate market value of our vessels. We cannot assure you that we will be able to obtain debt or other financing on reasonable terms, or at all.
Increases in interest rates could increase interest payable under our variable rate indebtedness.
     We are subject to interest rate risk in connection with our Marfin and BET loans. Changes in interest rates could increase the amount of our interest payments and thus negatively impact our future earnings and cash flows. Fluctuations in interest rates could be exacerbated in future periods as a result of the current worldwide instability in the banking and credit markets. Although neither party currently has hedging arrangements for our variable rate indebtedness, we both expect to hedge interest rate exposure at the appropriate time. However, these arrangements may prove inadequate or ineffective.
In the highly competitive international dry bulk shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.
     We employ our fleet in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than ours. Competition for the transportation of dry bulk cargoes can be intense and depends on price, customer relationships, operating expertise, professional reputation and size, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.
Rising crew costs may adversely affect our profits.
     Crew costs are a significant expense for us under our charters. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our period time and spot charters. Increases in crew costs may adversely affect our profitability.
We may not be able to take advantage of favorable opportunities in the current spot market, if any, with respect to the majority of our vessels, all of which are employed on 11 to 13, 22 to 25 and 22 to 26 months time charters.
     All our vessels are employed under medium-term time charters, with expiration dates ranging from 11 to 13, 22 to 25 and 22 to 26 months from the time of delivery, expiring between September 2010 and January 2012. Although medium-term time charters provide relatively steady streams of revenue, vessels committed to medium-term charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable.
When our charters expire, we may not be able to replace such charters promptly or with profitable charters, which may adversely affect our earnings.
     We will generally attempt to recharter our vessels at favorable rates with reputable charterers as our existing charters expire. If the dry bulk shipping market is in a period of depression when our vessels’ charters expire, it is likely that we may be forced to re-charter them at substantially reduced rates, if we are able to re-charter them at all. If rates are significantly lower or if we are unable to recharter our vessels, our earnings may be adversely affected.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.
     We may be subject to calls, or premiums, in amounts based not only on our claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay interest on, or the principal of, the senior notes.
We may not be able to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.
     Our success will depend to a significant extent upon the abilities and efforts of our management team. We currently have two executive officers, our chief executive officer and our chief financial officer, and one general counsel and a support staff. Our success will depend upon our ability to retain key members of our management team and the ability of our management to recruit and hire suitable employees. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations.
Purchasing and operating second hand vessels may result in increased operating costs and vessel off-hire, which could adversely affect our earnings.
     We have inspected the second hand vessels that we acquired from the Restis sellers and in the acquisition of BET and considered the age and condition of the vessels in budgeting for operating, insurance and maintenance costs. If we acquire additional second hand vessels in the future, we may encounter higher operating and maintenance costs due to the age and condition of those additional vessels.
     However, our inspection of second hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We will have the benefit of warranties on newly constructed vessels; we will not receive the benefit of warranties on second hand vessels.
     In general, the costs to maintain a dry bulk carrier in good operating condition increase with the age of the vessel. The average age of our fleet, including the BET vessels, is approximately 14 years, out of the expected useful life of 30 years. Older vessels, however, are typically less fuel-efficient and more costly to maintain than more recently constructed dry bulk carriers due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.
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
     We have procured hull and machinery insurance and protection and indemnity insurance, which include environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not expect to maintain for all of our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our vessels. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations.
We depend on our commercial and technical managers to operate our business and our business could be harmed if our managers failed to perform their services satisfactorily.
     Pursuant to our management agreement, our Manager provides us with technical, general administrative and support services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance, freight management, accounting related to vessels, provisions, bunkering and operation). Our operational success depends significantly upon our Manager’s satisfactory performance of these services. Our business would be harmed if our Manager failed to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our management agreement.
     Our ability to compete for and enter into new period time and spot charters and to expand our relationships with our existing charterers will depend largely on our relationship with our commercial manager, Safbulk, and its reputation and relationships in the shipping industry. If Safbulk suffers material damage to its reputation or relationships, it may harm our ability to:
•	renew existing charters upon their expiration;

•	obtain new charters;

•	obtain financing on commercially acceptable terms;

•	maintain satisfactory relationships with our charterers and suppliers; and

•	successfully execute our business strategies.
     If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, financial condition and results of operations.
     Although we may have rights against our Manager if it defaults on its obligations to us, investors in us will have no recourse against our Manager.
     Further, we will need to seek approval from our lenders to change our Manager.
Management fees are payable to our technical manager regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.
     Pursuant to our management agreement with EST, we pay a fee of EUR 425 per day per vessel for providing technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors and officers’ liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursed by us. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require EST to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.
It may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
     We are incorporated under the laws of the Marshall Islands, and our business is operated primarily from our offices in Athens, Greece. In addition, a majority of our directors and officers are or will be non-residents of the United States, and all of our assets and a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. You may also have difficulty enforcing, both within and outside of the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. There is also substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.
Risk Factors Relating to Conflicts of Interest
We are dependent on each of EST and Safbulk for the management and commercial brokerage of our fleet.
     We subcontract the management and commercial brokerage of our fleet, including crewing, maintenance and repair, to each of EST and Safbulk, both affiliates of members of the Restis family. The loss of services of, or the failure to perform by, either of these entities could materially and adversely affect our results of operations. Although we may have rights against either of these entities if they default on their obligations to us, you will have no recourse directly against them. Further, we expect that we will need to seek approval from our lenders to change our manager.
EST and Safbulk are privately held companies and there is little or no publicly available information about them.
     The ability of EST and Safbulk to continue providing services for our benefit will depend in part on their respective financial strength. Circumstances beyond our control could impair their financial strength, and because they are privately held, it is unlikely that information about their financial strength would become public unless any of these entities began to default on their respective obligations. As a result, our shareholders might have little advance warning of problems affecting EST or Safbulk, even though these problems could have a material adverse effect on us.
We outsource, and expect to continue to outsource, the management and commercial brokerage of our fleet to companies that are affiliated with members of the Restis family, which may create conflicts of interest.
     We outsource, and expect to continue to outsource, the management and commercial brokerage of our fleet to EST and Safbulk, companies that are affiliated with members of the Restis family. Companies affiliated with members of the Restis family own and may acquire vessels that compete with our fleet. Both EST and Safbulk have responsibilities and relationships to owners other than us which could create conflicts of interest between us, on the one hand, and EST or Safbulk, on the other hand. These conflicts may arise in connection with the chartering of the vessels in our fleet versus dry bulk carriers managed by other companies affiliated with members of the Restis family. There can be no assurance that they will resolve conflicts in our favor.
Because South African Marine Corporation, S.A. is the sole counterparty on the time charters for seven of our vessels, the failure of this counterparty to meet its obligations could cause us to suffer losses, thereby decreasing our revenues, operating results and cash flows.
     Two of our six initial vessels and all five BET vessels are chartered to South African Marine Corporation, S.A., or SAMC, a company affiliated with members of the Restis family. Therefore we are dependent on performance by our charterer. Our charters may terminate earlier than the dates indicated in this annual report. Under our charter agreements, the events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of our charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry, the charter rates received for specific types of vessels, the ability of the charterer to obtain letters of credit from its customers and various operating expenses. It is our understanding that SAMC operates some of the vessels on period charters and some of the vessels in the spot market. The spot market is highly competitive and spot rates fluctuate significantly. Vessels operating in the spot market generate revenues that are less predictable than those on period time charters. Therefore, SAMC may be exposed to the risk of fluctuating spot dry bulk charter rates, which may have an adverse impact on its financial performance and its obligations. The cost and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows, financial condition and our ability to pay dividends.
The Restis affiliate shareholders hold approximately 52.62% of our outstanding common stock and the founding shareholders of Seanergy Maritime hold approximately 5.49% of our outstanding common stock. This may limit your ability to influence our actions.
     As of March 22, 2010, the Restis affiliate shareholders own approximately 52.62%, excluding shares issuable upon exercise of warrants first exercisable within 60 days of March 22, 2010, of our outstanding common stock (including 70,000 shares of common stock owned by Argonaut SPC, a fund whose investment manager is an affiliate of members of the Restis family), or approximately 39.67% of our outstanding capital stock on a fully diluted basis, assuming exercise of all outstanding warrants. The founding shareholders of Seanergy Maritime own approximately 5.49% of our outstanding common stock, or 11.06% of our outstanding capital stock on a fully diluted basis, assuming exercise of all outstanding warrants. In addition, we have entered into the Voting Agreement with the Restis affiliate shareholders and the founding shareholders of Seanergy Maritime whereby the Restis affiliate shareholders and founding shareholders jointly nominate our board of directors. As a result of these arrangements, public shareholders are effectively precluded from nominating candidates for our board of directors. Collectively, the parties to the Voting Agreement own 58.11% of our outstanding common stock, or approximately 50.72% on a fully diluted basis, assuming exercise of all outstanding warrants. Our major shareholders have the power to exert considerable influence over our actions and matters which require shareholder approval, which limits your ability to influence our actions.
     Furthermore, under the terms of the BET loan agreement, the Restis family or affiliated companies must be the ultimate beneficial owners of at least 50.1% of our issued voting share capital or, in certain circumstances, not less than 40% of our issued voting capital. Additionally, under the terms of the Marfin loan agreement, we must also ensure that members of the Restis family and the family of our chairman Georgios Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital.
The majority of the members of our shipping committee and our nominees to the BET board of directors are appointees nominated by affiliates of members of the Restis family, which could create conflicts of interest detrimental to us.
     Our board of directors has created a shipping committee, which has been delegated exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. The same people serve as our appointees to the BET board of directors. Affiliates of members of the Restis family have the right to appoint two of the three members of the shipping committee and as a result such affiliates will effectively control all decisions with respect to our shipping operations that do not involve a transaction with a Restis affiliate. Messrs. Dale Ploughman, Kostas Koutsoubelis and Elias Culucundis currently serve on our shipping committee and as our BET director appointees. Each of Messrs. Ploughman and Koutsoubelis also will continue to serve as officers and/or directors of other entities affiliated with members of the Restis family that operate in the dry bulk sector of the shipping industry. The dual responsibilities of members of the shipping committee in exercising their fiduciary duties to us and other entities in the shipping industry could create conflicts of interest. Although Messrs. Ploughman and Koutsoubelis intend to maintain as confidential all information they learn from one company and not disclose it to the other entities for whom they serve; in certain instances this could be impossible given their respective roles with various companies. There can be no assurance that Messrs. Ploughman and Koutsoubelis would resolve any conflicts of interest in a manner beneficial to us.
Risk Factors Relating to Our Common Stock
The market price of our common stock has been and may in the future be subject to significant fluctuations.
     The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:
•	quarterly variations in our results of operations;

•	our lenders’ willingness to extend our loan covenant waivers, if necessary;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	changes in earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	the thin trading market for our common stock, which makes it somewhat illiquid;

•	the current ineligibility of our common stock to be the subject of margin loans because of its low current market price;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions; and

•	domestic and international economic, market and currency factors unrelated to our performance.
     The stock markets in general, and the markets for dry bulk shipping and shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.
Our common stock could be delisted from the NASDAQ Global Market, which could negatively impact the price of our common stock and our ability to access the capital markets.
     Our common stock is currently listed on the NASDAQ Global Market. Our ability to retain our listing is contingent upon compliance with NASDAQ listing requirements. The listing standards of the NASDAQ Global Market provide, among other things, that a company may be delisted if the bid price of its stock drops below $1.00 for a period of 30 consecutive business days. We are currently in compliance with the NASDAQ listing rules and our common stock is currently trading above the minimum bid price, however, if the bid price for our stock were to drop below $1.00, our common stock listing may be moved to the NASDAQ Capital Market, which is a lower tier market, or our common stock may be delisted and traded on the over-the-counter bulletin board network. Moving our listing to the NASDAQ Capital Market could adversely affect the liquidity of our common stock and the delisting of our common stock would significantly affect the ability of investors to trade our securities and could significantly negatively affect the value of our common stock. In addition, the delisting of our common stock could further depress our stock price and materially adversely affect our ability to raise further capital on terms acceptable to us, or at all. Delisting from NASDAQ could also have other negative results, including the potential loss of confidence by suppliers and employees, the loss of institutional investor interest and fewer business development opportunities.

Our board of directors has suspended the payment of cash dividends as a result of certain restrictions in waivers we received from Marfin relating to our loan covenants and prevailing market conditions in the international shipping industry. Until such market conditions improve, it is unlikely that we will reinstate the payment of dividends.
     In light of a lower freight environment and a highly challenging financing environment that has resulted in a substantial decline in the international shipping industry, our board of directors, beginning on February 4, 2009, suspended the cash dividend on our common stock. Our dividend policy will be assessed by our board of directors from time to time; however, it is unlikely that we will reinstate the payment of dividends until market conditions improve. Further, the waiver we have received from Marfin relating to our loan covenant restricts our ability to pay dividends. Therefore, there can be no assurances that, if we were to determine to resume paying cash dividends, Marfin would provide any required consent.
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.
     Our corporate affairs are governed by our amended and restated articles of incorporation, our amended and restated by-laws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
We are incorporated under the laws of the Republic of the Marshall Islands and our directors and officers are non-U.S. residents. Although you may bring an original action in the courts of the Marshall Islands or obtain a judgment against us or our directors or management based on U.S. laws in the event you believe your rights as a shareholder have been infringed, it may be difficult to enforce judgments against us or our directors or management.
     We are incorporated under the laws of the Republic of the Marshall Islands, and all of our assets are, and will be, located outside of the United States. Our business is operated primarily from our offices in Athens, Greece. In addition, our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us, or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us, or our affiliates for a cause of action arising under Marshall Islands laws, it may impracticable for you to do so given the geographic location of the Marshall Islands. For more information regarding the relevant laws of the Marshall Islands, please read “Enforceability of Civil Liabilities.”
     Anti-takeover provisions in our amended and restated articles of incorporation and by-laws, as well as the terms and conditions of a Voting Agreement, could make it difficult for shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

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
We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common stock.
     We generally will be treated as a PFIC for U.S. federal income tax purposes for any taxable year in which either (1) at least 75% of our gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain corporate subsidiaries) produce, or are held for the production of, passive income. For purposes of these tests, passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” If we were a PFIC for any taxable year during which a U.S. Holder (as such term is defined in the section entitled “Item 10E. Taxation — Passive Foreign Investment Company Regulations”) held our common stock, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.
     Based on the current and expected composition of our and our subsidiaries’ assets and income, it is not anticipated that we will be treated as a PFIC. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly there can be no assurances regarding our status as a PFIC for the current taxable year or any future taxable year. See the discussion in the section entitled “Item 10E. Taxation — Passive Foreign Investment Company Regulations.” We urge U.S. Holders to consult with their own tax advisors regarding the possible application of the PFIC rules.
We may have to pay tax on U.S. source income, which would reduce our earnings.
     Under the United States Internal Revenue Code of 1986 as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as our subsidiaries and us, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.
     For the 2008 tax year, we claimed the benefits of the Section 883 tax exemption for our ship-owning subsidiaries. We expect that our ship-owning subsidiaries will again claim the benefits of Section 883 for the 2009 tax year. However, there are factual circumstances beyond our control that could cause us or any one of our ship-operating companies to fail to qualify for this tax exemption and thereby subject us to U.S. federal income tax on our U.S. source income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of the outstanding shares of our stock, owned in the aggregate 50% or more of the vote and value of the outstanding shares of our stock, and “qualified shareholders” as defined by the regulations to Section 883 did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are not so owned from representing 50% or more of the value of our stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements and will also require these shareholders’ compliance with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary’s or other person’s similar compliance in the chain of ownership between us and such shareholders.
     On August 12, 2009, we closed on the acquisition of a 50% controlling interest in BET, which owns a fleet of five vessels. Qualification of the BET fleet for U.S. tax exemption for the 2008 and 2009 tax years has not yet been achieved and depends on approval from the IRS for BET to make an election with the IRS to be treated as a disregarded entity for those tax years. If the IRS does not approve of this election, then the vessels in the BET fleet will be subject to US taxation on their US source income for the 2008 and 2009 tax years. We have entered into an agreement with the parent company of the former 50% owner of BET to indemnify us for any adverse tax consequences to us should the IRS decide not to approve of the election. Further, if the IRS does not approve of this election, we will not qualify under Section 883 of the Code for a US tax exemption on any US source income we receive from the BET vessels for the 2010 tax year onward unless the other 50% owner of the BET vessels also qualifies for a US tax exemption under Section 883.
     Due to the factual nature of the issues involved, we can give no assurances on the tax-exempt status of the vessel owning subsidiaries of the BET fleet, that of any of our other subsidiaries, or us. If we or our subsidiaries are not entitled to exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% U.S. federal income tax on the shipping income these companies derive during the year that are attributable to the transport of cargoes to or from the U.S. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.
The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for a preferential rate of United States federal income taxation.
     Legislation has been introduced in the U.S. Senate that would deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country that has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted, the preferential rate of U.S. federal income tax discussed under “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions on Our Common Stock” may no

longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation will be enacted.
We, as a non-U.S. company, have elected to comply with the less stringent reporting requirements of the Exchange Act, as a foreign private issuer.
     We are a Marshall Islands company, and our corporate affairs are governed by our amended and restated articles of incorporation and by-laws, the BCA and the common law of the Republic of the Marshall Islands. We provide reports under the Exchange Act as a non-U.S. company with foreign private issuer status. Some of the differences between the reporting obligations of a foreign private issuer and those of a U.S. domestic company are as follows: Foreign private issuers are not required to file their annual report on Form 20-F until six months after the end of each fiscal year while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. However, in August 2008, the SEC adopted changes in the content and timing of disclosure requirements for foreign private issuers, including requiring foreign private issuers to file their annual report on Form 20-F no later than four months after the end of each fiscal year, after a three-year transition period. Additionally, other new disclosure requirements that will be added to Form 20-F include disclosure of disagreements with or changes in certifying accountants, and significant differences in corporate governance practices as compared to United States issuers. In addition, foreign private issuers are not required to file regular quarterly reports on Form 10-Q that contain unaudited financial and other specified information.
     However, if a foreign private issuer makes interim reports available to shareholders, the foreign private issuer is required to submit copies of such reports to the SEC on a Form 6-K. Foreign private issuers are also not required to file current reports on Form 8-K upon the occurrence of specified significant events. However, foreign private issuers are required to file reports on Form 6-K disclosing whatever information the foreign private issuer has made or is required to make public pursuant to its home country’s laws or distributes to its shareholders and that is material to the issuer and its subsidiaries. Foreign private issuers are also exempt from the requirements under the U.S. proxy rules prescribing the content of proxy statements and annual reports to shareholders. Although the NASDAQ Stock Market does require that a listed company prepare and deliver to shareholders annual reports and proxy statements in connection with all meeting of shareholders, these documents will not be required to comply with the detailed content requirements of the SEC’s proxy regulations. Officers, directors and 10% or more shareholders of foreign private issuers are exempt from requirements to file Forms 3, 4 and 5 to report their beneficial ownership of the issuer’s common stock under Section 16(a) of the Exchange Act and are also exempt from the related short-swing profit recapture rules under Section 16(b) of the Exchange Act. Foreign private issuers are also not required to comply with the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.
     In addition, as a foreign private issuer, we are exempt from, and you may not be provided with the benefits of, some of the NASDAQ Stock Market corporate governance requirements, including that:

•	a majority of our board of directors must be independent directors;

•	the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors;

•	our director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors; and

•	certain issuances of 20% or more of our common stock must be subject to shareholder approval.
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
     We are a holding company and our subsidiaries, all of which are, or upon their formation will be, wholly owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, and the laws of the Marshall Islands and the laws of the British Virgin Islands, where our vessel-owning subsidiaries are incorporated, which regulate the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to pay dividends.
We only own 50% of BET, although we consolidate its results; in certain circumstances we could be required to sell our interest in BET or acquire the interest that we do not currently own.
     Since the date of our acquisition of a controlling interest in BET, we consolidate its results with ours. However, our equity interest is only 50%, and the other shareholder of BET is entitled to 50% of BET’s assets, earnings and any dividends paid by BET. Beginning in August 2010, the shareholders agreement between us and BET’s other shareholder, Mineral Transport, permits us or Mineral Transport to require the other shareholder to sell all of its BET shares or buy all of the shares of the offering party at a price set by the offering party. As a result of these provisions, we could be forced to sell our shares of BET at a price determined by Mineral Transport if we were unwilling or unable to purchase Mineral Transport’s shares at that price. We cannot assure you that we would have adequate funds to acquire Mineral Transport’s shares at the time any such offer were made.
Future sales of our common stock may depress our stock price.
     The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings.
Issuance of preferred stock may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
     Our articles of incorporation currently authorize our Board to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders’ approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.
You may experience dilution as a result of the exercise of our warrants.
     We have 38,984,667 warrants to purchase shares of our common stock issued and outstanding at an exercise price of $6.50 per share. In addition, we have assumed Seanergy Maritime’s obligation to issue 1,000,000 shares of common stock and warrants to purchase 1,000,000 shares of our common stock under the unit purchase option it granted the underwriter in its initial public offering at an exercise price of $12.50 per unit. Lastly, we issued to Maxim Group LLC and Rodman & Renshaw, LLC, the joint book-running managers and representatives of the underwriters, warrants to purchase an aggregate of 1,138,917 shares. As a result, you may experience dilution if our outstanding warrants, the underwriter’s unit purchase option or the warrants underlying the underwriter’s unit purchase option are exercised.

ITEM 4.	INFORMATION ON THE COMPANY
Incorporation of Seanergy and Seanergy Maritime
     We were incorporated under the laws of the Republic of the Marshall Islands on January 4, 2008,, originally under the name Seanergy Merger Corp., as a wholly owned subsidiary of Seanergy Maritime Corp. We changed our name to Seanergy Maritime Holdings Corp. on July 11, 2008.
     Seanergy Maritime was incorporated in the Marshall Islands on August 15, 2006 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. Seanergy Maritime, up to the date of the business combination, had not commenced any business operations and was considered a development stage enterprise. Seanergy Maritime is our predecessor. See “— Dissolution and Liquidation.”
Initial Public Offering of Seanergy Maritime
     On September 28, 2007, Seanergy Maritime consummated its initial public offering of 23,100,000 units, including 1,100,000 units issued upon the partial exercise of the underwriters’ over-allotment option, with each unit consisting of one share of its common stock and one warrant. Each warrant entitled the holder to purchase one share of Seanergy Maritime common stock at an exercise price of $6.50 per share. The units sold in Seanergy Maritime’s initial public offering were sold at an offering price of $10.00 per unit, generating gross proceeds of $231,000,000. This resulted in a total of $227,071,000 in net proceeds, after deducting certain deferred offering costs that were held in a trust account maintained by Continental Stock Transfer & Trust Company, which we refer to as the Seanergy Maritime Trust Account.
Business Combination
     We acquired our initial fleet of six dry bulk carriers from the Restis family for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 (face value) in the form of a convertible promissory note, or the Note, and (iii) an aggregate of 4,308,075 shares of our common stock, subject to us meeting an Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, target of $72 million to be earned between October 1, 2008 and September 30, 2009, which target was achieved and the additional consideration was recorded as an increase in goodwill of $17,275. This acquisition was made pursuant to the terms and conditions of a Master Agreement dated May 20, 2008 by and among us, Seanergy Maritime, our former parent, the several selling parties who are affiliated with members of the Restis family, and the several investing parties who are affiliated with members of the Restis family, and six separate memoranda of agreement, which we collectively refer to as the “MOAs,” between our vessel-owning subsidiaries and each seller, each dated as of May 20, 2008. The acquisition was completed with funds from the Seanergy Maritime Trust Account and with financing provided by Marfin Egnatia Bank S.A. of Greece, or Marfin.
     On August 28, 2008, we completed a business combination with the acquisition, through our designated nominees, of six dry bulk vessels. On that date, we took delivery of the M/V Davakis G., the M/V Delos Ranger and the M/V African Oryx. On September 11, 2008, we took delivery, through our designated nominee, of the fourth vessel, the M/V Bremen Max. On September 25, 2008, we took delivery, through our designated nominees, of the final two vessels, the M/V Hamburg Max and the M/V African Zebra.

Dissolution and Liquidation
     On August 26, 2008, shareholders of Seanergy Maritime also approved a proposal for the dissolution and liquidation of Seanergy Maritime (the “dissolution and liquidation,” which was originally filed with the SEC on June 17, 2008, subsequently amended on July 31, 2008 and supplemented on August 22, 2008). Seanergy Maritime proposed the dissolution and liquidation because following the vessel acquisition, Seanergy Maritime was no longer needed and its elimination is expected to save substantial accounting, legal and compliance costs related to the U.S. federal income tax filings necessary because of Seanergy Maritime’s status as a partnership for U.S. federal income tax purposes.
     In connection with the dissolution and liquidation of Seanergy Maritime, on January 27, 2009, Seanergy Maritime filed Articles of Dissolution with the Registrar of Corporations of the Marshall Islands in accordance with Marshall Islands law and distributed to each holder of shares of common stock of Seanergy Maritime one share of our common stock for each share of Seanergy Maritime common stock owned by such shareholders. All outstanding warrants and the underwriter’s unit purchase option of Seanergy Maritime concurrently become our obligations and became exercisable to purchase our common stock. Following the dissolution and liquidation of Seanergy Maritime, our common stock and warrants began trading on the Nasdaq Stock Market on January 28, 2009. For purposes of this annual report all share data and financial information for the period prior to January 27, 2009 is that of Seanergy Maritime.
Purchase of Controlling Interest in BET
     On July 14, 2009, we entered into an agreement with Constellation Bulk Energy Holdings Inc., or Seller, to acquire the Seller’s 50% ownership interest in Bulk Energy Transport (Holdings) Limited, or BET, a Marshall Islands corporation organized in December 2006, for a nominal cash consideration of $1.00. On August 12, 2009, we closed on on the purchase for the 50% ownership interest in BET from the Seller. BET’s other equity owner is Mineral Transport Holdings Inc., or Mineral Transport, which is an affiliate of members of the Restis family, one of our major shareholders. We also entered into an agreement with Mineral Transport whereby we were granted majority on the board of directors of BET, thus obtaining control of BET. BET’s fleet consists of four Capesize vessels and one Panamax vessel.
     Since the consummation of the business combination and the dissolution of our predecessor, we provide global transportation solutions in the dry bulk shipping sector through our vessel-owning subsidiaries and BET for a broad range of dry bulk cargoes, including coal, iron ore, and grains or major bulks, as well as bauxite, phosphate, fertilizers and steel products or minor bulks.
Our Fleet
     We control and operate, through our vessel-owning subsidiaries and BET, 11 dry bulk carriers, including two newly built vessels, that transport a variety of dry bulk commodities. The following table provides summary information about our fleet.

Vessel	Flag	Type	DWT	Year Built
African Oryx	Bahamas	Handysize	24,110	1997
African Zebra	Bahamas	Handymax	38,623	1985
Bremen Max	Isle of Man	Panamax	73,503	1993
Hamburg Max	Isle of Man	Panamax	72,338	1994
Davakis G. (1)	Bahamas	Supramax	54,051	2008
Delos Ranger (1)	Bahamas	Supramax	54,051	2008
BET Commander (2)	Isle of Man	Capesize	149,507	1991
BET Fighter (2)	Isle of Man	Capesize	173,149	1992
BET Prince (2)	Isle of Man	Capesize	163,554	1995
BET Scouter (2)	Isle of Man	Capesize	171,175	1995
BET Intruder (2)	Isle of Man	Panamax	69,235	1993

(1)	Sister ships.

(2)	Vessels owned by BET.

     The global dry bulk carrier fleet is divided into four categories based on a vessel’s carrying capacity. These categories are:
     • Capesize. Capesize vessels have a carrying capacity of 100,000-199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.
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
Charter Party Agreements
     Pursuant to addenda dated July 24, 2009 to the individual charter party agreements dated May 26, 2008 between SAMC and each of Martinique International Corp. (vessel Bremen Max) and Harbour Business International Corp. (vessel Hamburg Max), SAMC agreed to extend the existing charter parties for the Bremen Max and the Hamburg Max. Pursuant to the terms of the addendum, each vessel will be chartered for a period of between 11-13 months, at the charterer’s option. The charters commenced on July 27, 2009 and August 12, 2009, respectively. The daily gross charter rates paid by SAMC are $15,500 for each of the Bremen Max and the Hamburg Max, which will generate revenues of approximately $12.7 million. All charter rates are inclusive of a commission of 1.25% payable to Safbulk Pty Ltd., or Safbulk Pty, as commercial broker and 2.5% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is better than the period rate it is paying us.
     On July 14, 2009, the African Oryx and the African Zebra were chartered for a period of 22 to 25 months at charter rates equal to $7,000 per day and $7,500 per day, respectively. We are also entitled to receive a 50% adjusted profit share calculated on the average spot Time Charter Routes derived from the Baltic Supramax. The charters commenced on July 17, 2009 and July 20, 2009 for the African Oryx and the African Zebra, respectively. All charter rates are inclusive of a commission of 1.25% payable to Safbulk as commercial broker.
     Following the expiration of its charter party agreement in September 2009, the Delos Ranger was chartered in the spot market until January 14, 2010. On January 16, 2010, pursuant to a charter party agreement dated November 20, 2009, the vessel commenced employment for a period of 11 to 13 months with Bunge S.A. at a daily charter rate of $20,000, inclusive of a brokerage commission of 1.25% payable to each of Arrow Shipping (Monaco) S.A.M. and Safbulk Pty. and a charterer commission of 3.75%.

     Following the expiration of its charter party agreement in November 2009, the Davakis G. commenced a charter for a period of 11 to 13 months with Sangamon Transportation Group (Louis Dreyfus) at a daily charter rate of $21,000, inclusive of a brokerage commission of 1.25% payable to each of SSY NY and Safbulk Pty, and a charterer commission of 3.75%.
     Pursuant to charter party agreements dated July 7, 2009, each of the BET Commander, the BET Prince, the BET Fighter, the BET Scouter and the BET Intruder are chartered to SAMC at daily charter rates of $24,000, $25,000, $25,000, $26,000 and $15,500, respectively, for charters expiring in December 2011, January 2012, September 2011, October 2011 and September 2011, respectively, assuming latest redelivery. All charter rates for the BET fleet are inclusive of a commission of 1.25% payable to Safbulk Maritime as commercial broker and 3.75% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is better than the period rate it is paying BET.
Management of Our Fleet
     We outsource the commercial brokerage and management of our fleet to companies that are affiliated with members of the Restis family. The commercial brokerage of our initial fleet of six vessels has been contracted out to Safbulk Pty, and the commercial brokerage of the BET fleet has been contracted to Safbulk Maritime. Safbulk Pty and Safbulk Maritime are sometimes collectively referred to throughout this annual report as Safbulk. The management of our fleet and the BET fleet has been contracted out to EST. All three of these entities are controlled by members of the Restis family.
     Brokerage Agreement
     Under the terms of the brokerage agreements entered into by Safbulk Pty, as exclusive commercial broker, with Seanergy Management, for our initial fleet of six vessels, and Safbulk Maritime and BET for the BET fleet, Safbulk provides commercial brokerage services to our subsidiaries and the subsidiaries of BET, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management and BET, as the case may be. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The brokerage agreement with Safbulk Pty is for a term of two years expiring in August 2010. The brokerage agreement with Safbulk Maritime is for a term of one year expiring in August 2010. Each brokerage agreement is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.
     Management Agreement
     Under the terms of the management agreement entered into by EST, as manager of all vessels owned by Seanergy’s subsidiaries, with Seanergy Management, and EST, as manager of all vessels owned by BET, with BET, EST performs certain duties that include general administrative and support services necessary for the operation and employment of all vessels owned by all subsidiaries of Seanergy and BET, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Seanergy’s instructions, sale and purchase of vessels.
     Under the terms of the management agreement with Seanergy Management, EST was initially entitled to receive a daily fee of Euro 416 per vessel until December 31, 2008, which fee may thereafter be increased annually by an amount equal to the percentage change during the preceding period in the Harmonized Indices of Consumer Prices All Items for Greece published by Eurostat from time to time. Such fee is payable monthly in advance on the first business day of each following month. The fee has been increased to Euro 425 per vessel through December 31, 2009. Under the terms of the management agreement with BET, the management fee is also Euro 425 per vessel through December 31, 2009. The management fee under both agreements has been increased to Euro 436 per vessel for the year 2010.

     EST is also an affiliate of members of the Restis family. EST has been in business for over 34 years and manages approximately 95 vessels (including tankers, dry bulk carriers and refrigerated cargo carriers and inclusive of new vessel build supervision), including the fleet of vessels of affiliates of members of the Restis family. As with Safbulk, we believe that EST has achieved a strong reputation in the international shipping industry for efficiency and reliability and has achieved economies of scale that should result in the cost effective operation of our vessels.
     Shipping Committee
     We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that the Restis family board appointees bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, are not delegated to the shipping committee but instead are considered by our entire board of directors. The shipping committee is comprised of three directors. In accordance with the Voting Agreement, the Master Agreement and the amended and restated by-laws of Seanergy, two of the directors are nominated by the Restis affiliate shareholders and one of the directors is nominated by the founding shareholders of Seanergy Maritime. The initial members of the shipping committee are Messrs. Dale Ploughman and Kostas Koutsoubelis, who are the Restis affiliate shareholders’ nominees, and Mr. Elias Culucundis, who is the founding shareholders’ nominee. The Voting Agreement further requires that the directors appoint the selected nominees and that the directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal caused the vacancy.
     The members of the shipping committee also serve as our appointees to the BET board of directors. In the event that at any time the BET board of directors must vote upon a transaction with any of the BET affiliates, our appointees to the BET board shall present such transaction to our full board of directors for consideration. Our appointees to the BET board of directors shall then vote in accordance with the recommendation of our full board of directors.
BET
     On July 14, 2009, we entered into a share purchase agreement with Constellation Bulk Energy Holdings Inc. to acquire 250 shares of BET’s capital stock owned by Constellation, which represents a 50% ownership interest in BET for nominal cash consideration. The remaining 50% of BET is owned by Mineral Transport, an affiliate of the Restis family. The share purchase agreement contained customary representations regarding Constellation’s ownership of the BET shares free and clear of liens. In connection with considering the acquisition of an interest in BET, our board of directors received a fairness opinion from Ladenburg Thalmann & Co. Inc. Ladenburg determined, based upon and subject to the assumptions, qualifications and limitations set forth in its written fairness opinion, that the consideration to be paid to Constellation was fair from a financial point of view to our shareholders other than those affiliated with members of the Restis family. The acquisition was approved by a majority of the members of our board of directors not affiliated with members of the Restis family. The members of our board of directors affiliated with members of the Restis family abstained from voting on the transaction. The closing was conditioned upon receipt of the consent of BET’s lenders and Marfin and the termination of certain agreements between BET and certain Constellation affiliates.
     On August 12, 2009, we closed on the purchase of the 50% ownership interest in BET.
     Shareholders Agreement
     In connection with the closing of our purchase of an interest in BET, we entered into a shareholders agreement with Mineral Transport, which sets forth, among other things, the parties’ rights with respect to the corporate governance and control of BET’s business and operations and the ownership and transfer of the stock owned by the two shareholders.
     The shareholders agreement provides for a board of directors composed of five directors, of which we have the right to appoint three directors and Mineral Transport has the right to appoint two directors. If at any time the size of the board is increased, each of the shareholders has the right to appoint additional directors; provided, however, that we will always have the right to appoint one more director than Mineral Transport. Each shareholder has the right to remove, and appoint the replacement of, any of its board appointees. We also have the right to have one of our director appointees serve as BET’s president or managing director, as applicable. The Board of Directors has the power to direct the operating, investing and financing activities of BET.
     The shareholders agreement further provides that certain actions, including, but not limited to, the borrowing and repayment of funds from a shareholder, the increase in the authorized number of, or the acceptance of subscriptions for, shares of BET’s common stock, and the dissolution and winding down of the affairs of BET, require the consent of both the shareholders.
     Commencing one year after the effective date of the shareholders agreement, each shareholder (the “Offeror”) has the right, by giving notice to BET and the other shareholder (the “Offeree”), to force the Offeree to either sell all of its shares, or to buy all of the shares of the Offeror, at the price set by the Offeror. The Offeree shall have 60 days to make its election and the purchase and sale of the shares shall close no later than 30 days after the expiration of the 60-day period referenced above. During the pendency of any purchase and sale, all actions of the board of directors shall require the unanimous consent of the directors. In the event that the buyer of the shares does not close on the purchase the seller shall have the right by giving written notice to the buyer to (i) treat the offer price due for its shares as a debt and to take whatever action may be necessary and reasonable (including legal action) to recover such amounts; or (ii) purchase the shares of buyer at the offer price. If either the buyer or seller of shares defaults in its obligations to complete the purchase and sale in accordance with the preceding sentence, the shareholders agreement will be terminated and BET will commence winding down.
     BET Loan Agreement
     The six wholly-owned subsidiaries of BET financed the acquisition of their respective vessels with the proceeds of an amortizing loan from Citibank International PLC, as agent for the syndicate of banks and financial institutions set forth in the loan agreement, in the principal amount of $222,000,000. The loan agreement dated June 26, 2007 is guaranteed by BET. The BET subsidiaries drew down on agreed portions of the loan facility to acquire each of the original six vessels in the BET fleet. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loan bears interest at the annual rate of LIBOR plus 0.75%.
     The loan was initially repayable commencing on December 28, 2007 through 15 equal semi-annual installments of principal in the amount of $8,286,500 followed by a balloon payment due six months thereafter in the amount of $43,668,000, as these installment amounts were revised after the BET Performer sale. As of June 30, 2009, the outstanding loan facility was $142,472,000. Following BET’s supplemental agreement dated September 30, 2009 and prepayment of $20 million, the semi-annual installments of principal and the balloon payment amount to $7,128,158 and $37,563,000, respectively. Interest in due and payable based on interest periods selected by BET equal to one month, two months, three months, six months, or a longer period up to 12 months. For interest periods longer than three months, interest is due in three-month installments.
     The BET loan facility is secured by the following: the loan agreement, a letter agreement regarding payment of certain fees and expenses by BET; a first priority mortgage on each of the BET vessels; the BET guaranty of the loan; a general assignment or deed of covenant of any and all earnings, insurances and requisition compensation of each of the vessels; pledges over the earnings accounts and retention accounts held in the name of each borrower; undertakings by the technical managers of the BET vessels; and the trust deed executed by Citibank for the benefit of the other lenders, among others. See “Item 5. Operating and Financial Review and Prospects.”
     On September 30, 2009, BET entered into a supplemental agreement with Citibank International PLC (as agent for the syndicate of banks and financial institutions set forth in the loan agreement) in connection with the $222,000,000 amortized loan obtained by the six wholly owned subsidiaries of BET, which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank International PLC are as follows:

(1)	the applicable margin for the period between July 1, 2009 and ending on June 30, 2010 (the amendment period) shall be increased to two per cent (2%) per annum;

(2)	the borrowers to pay to the agent a restructuring fee of $286,198.91 and a part of the loan in the amount of $20,000,000; and

(3)	the borrowers and the corporate guarantor have requested and the creditors consented to:

(a)	the temporary reduction of the security requirement during the amendment period from 125% to 100%; and

(b)	the temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.30: 1.0 to 0.175:1.0 during the amendment period at the end of the accounting periods ending on December 31, 2009 and June 30, 2010.
     Additionally, the Restis family (or companies affiliated with the Restis family) must be the beneficial owners of at least 50.1% of our issued share capital (or any lower percentage not less than 40% resulting solely from a rights issue or increase of our issued share capital) and must also be the beneficial owners of the remaining 50% of BET’s issued share capital that we do not own. Failure to satisfy this condition would constitute an event of default under the BET loan agreement.
Distinguishing Factors and Business Strategy
     The international dry bulk shipping industry is highly fragmented and is comprised of approximately 7,191 ocean-going vessels of tonnage size greater than 10,000 dwt which are owned by approximately 1,500 companies. Seanergy competes with other owners of dry bulk carriers, some of which may have a different mix of vessel sizes in their fleet. It has, however, identified the following factors that distinguish us in the dry bulk shipping industry.
     • Extensive Industry Visibility. Our management and directors have extensive shipping and public company experience as well as relationships in the shipping industry and with charterers in the coal, steel and iron ore industries. We capitalize on these relationships and contacts to gain market intelligence, source sale and purchase opportunities and identify chartering opportunities with leading charterers in these core commodities industries, many of whom consider the reputation of a vessel owner and operator when entering into time charters.
     • Established Customer Relationships. We believe that our directors and management team have established relationships with leading charterers and a number of chartering, sales and purchase brokerage houses around the world. We believe that our directors and management team have maintained relationships with, and have achieved acceptance by, major national and private industrial users, commodity producers and traders.
     • Experienced and Dedicated Management Team. We believe that our management team, equipped with extensive shipping experience, has developed strong industry relationships with leading charterers, shipbuilders, insurance underwriters, protection and indemnity associations and financial institutions. Management has continued to take actions over the course of the past year to allow us to operate profitably in 2009 after the net loss of $32 million we recorded for our initial period of operations through December 31, 2008. This net loss resulted primarily from a one-time non-cash charge in the 2008 period of $49.3 million for goodwill and vessel impairment losses related to the downturn in the worldwide economy and the resulting deteriorating vessel market values. The measures that our management team has taken, both to minimize the ongoing impact of the worldwide recession and to improve our results of operations, include the following:
•	We secured charter agreements for our initial fleet prior to the market decline in May 2008 with SAMC, which honored its contractual obligations, providing us with a secure cash flow throughout the terms of the charters. As a result, for the year ended December 31, 2009, we earned $87.9 million of net vessel revenue and net income of $30.1 million. Our cash reserves were $63.6 million as of December 31, 2009, which reflected the $43.2 million in cash from operations we generated during the period.
•	In August 2009, we completed the acquisition of a 50% ownership interest in BET. We acquired a 50% interest of net assets of $13.6 million for cash consideration of $1. As a result of this transaction, we almost doubled our fleet to 11 vessels and increased the dwt of our fleet by 229%, while also positioning us in the Capesize sector. The acquisition is immediately earnings accretive, improving our margins and cash flow, based on the charters currently in place for the vessels acquired as described above under “Our Fleet.”
•	We have also secured time charter agreements of various durations, with our longest time charter expiring on January 16, 2012. Time charters cover 95% of 2010 days and 51% of 2011 days.
•	We also received, during the same period, a waiver on the loan-to-value covenant from our lender.
•	In August 2009, we negotiated the conversion of a $28.25 million convertible promissory note due to an affiliate August 2010, plus all fees and interest due on such note, in exchange for 6,585,868 shares of our common stock. With this conversion, we reduced our debt, and the resulting debt service obligations, without depleting our cash reserves.
•	For the twelve months ended September 30, 2009, we achieved the EBITDA target agreed to in connection with our August 2008 acquisition of our initial fleet from the Restis family.
            • Highly Efficient Operations and High Quality Fleet. We believe that our directors’ and executive officers’ long experience in third-party technical management of dry bulk carriers enable us to maintain cost-efficient operations. We actively monitor and control vessel operating expenses while maintaining the high quality of our fleet through regular inspections, comprehensive planned maintenance systems and preventive maintenance programs and by retaining and training qualified crew members. We believe that our ability to maintain and increase our customer base depends largely on the quality and performance of our fleet. We believe that owning a high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in obtaining employment for our vessels. Our vessels were built and are maintained at reputable shipyards.
            • Balanced Chartering Strategies. All our vessels are under medium-term charters with terms of 11 to 13 and 22 to 26 months and provide for fixed payments in advance. We believe that these charters will provide us with high fleet utilization and stable revenues. We may in the future pursue other market opportunities for our vessels to capitalize on favorable market conditions, including entering into short-term time and voyage charters, pool arrangements or bareboat charters.
            • Broad Fleet Profile. We focus on the dry bulk sector including Capesize, Panamax, Handymax/Supramax and Handysize dry bulk carriers. Our broad fleet profile enables us to serve our customers in both major and minor bulk trades. Our vessels are able to trade worldwide in a multitude of trade routes carrying a wide range of cargoes for a number of industries. Our dry bulk carriers can carry coal and iron ore for energy and steel production as well as grain and steel products, fertilizers, minerals, forest products, ores, bauxite, alumina, cement and other cargoes. Our fleet includes sister ships. Operating sister and similar ships provides us with operational and scheduling flexibility, efficiencies in employee training and lower inventory and maintenance expenses. We believe that operating sister ships allows us to maintain lower operating costs and streamline its operations.
     • Fleet Growth Potential. We intend to acquire additional dry bulk carriers or enter into new contracts through timely and selective acquisitions of vessels in a manner that we determine will be accretive to cash flow. We expect to fund the acquisition of the additional vessels primarily from the proceeds of our recently completed offering and any future acquisition of additional vessels using amounts borrowed under our credit facility, future borrowings under other agreements as well as with proceeds from the exercise of the Warrants, if any, or through other sources of debt and equity. However, there can be no assurance that we will be successful in obtaining future funding or that any or all of the warrants will be exercised.
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
Properties
     We lease our executive office space in Athens, Greece pursuant to the terms of a sublease agreement between Seanergy Management and Waterfront, S.A., or Waterfront, a company which is beneficially owned by Victor Restis. The sublease fee is Euro 504,000 per annum, or Euro 42,000 per month. The initial term is from November 17, 2008 to November 16, 2011. We have the option to extend the term until February 2, 2014. The premises are approximately 1,000 square meters in a prime location in the Southern suburbs of Athens. The agreement includes furniture and parking space. Seanergy Management has been granted Ministerial Approval (issued in the Greek Government Gazette) for the establishment of an office in Greece under Greek Law 89/67 (as amended).
Competition
     We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation. Safbulk negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. Ownership of dry bulk carriers is highly fragmented and is divided among state controlled and independent bulk carrier owners.
Environmental and Other Regulations
     Government regulation significantly affects the ownership and operation of our vessels. The vessels are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.
     A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Certain of these entities require us to obtain permits, licenses and certificates for the operation of its vessels. Failure to maintain necessary permits or approvals could cause us to incur substantial costs or temporarily suspend operation of one or more of its vessels.
     We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of its officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations applicable to us.
     International Maritime Organization
     The IMO has negotiated international conventions that impose liability for pollution in international waters and in each signatory’s territorial waters. These regulations address, among other things, oil discharges, ballasting and unloading operations, sewage, garbage and air emissions. In September 1997, the

IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Our fleet has conformed to the Annex VI regulations. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI not later than either the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. In October 2008, Annex VI was amended to change the sulfur oxide and nitrogen oxide emission standards with the global sulphur cap reduced initially to 3.50% (from the current 4.50%), effective from January 2012; then progressively to 0.50%, effective from January 2020. Under the 2008 amendment to Annex VI, the limits applicable in Sulphur Emission Control Areas (SECAs) will be reduced to 1.00%, beginning on July 2010 (from the current 1.50%); being further reduced to 0.10%, effective from January 2015. As a result of these amendments to Annex VI, Seanergy may incur costs to comply with these new standards in future years. Additional or new conventions, laws and regulations may also be adopted that could adversely affect our ability to operate our vessels.
     The operation of our vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or management company to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Each of our vessels is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.
     In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker oil. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention entered into force on November 21, 2008.
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
     Under OPA, vessel owners, operators, charterers and management companies are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs, natural resource damages and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).
     Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties for dry bulk vessels to the greater of $950 per gross ton or $0.8 million. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. On September 24, 2008, the U.S. Coast Guard proposed regulations that would adjust the limits of liability for non-tank vessels to $1,000 per gross ton or $848,000 and establish a procedure to adjust limits for inflation every three years. The adjustments will become effective after publication as final regulations.
     We maintain pollution liability coverage insurance for each of our vessels in the amount of $1 billion per incident. If the damages from a catastrophic pollution liability incident exceed its insurance coverage, it could have a material adverse effect on our financial condition and results of operations.
     OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. In 2008, the U.S. Coast Guard amended its financial responsibility regulations to increase the required amount of evidence of financial responsibility to reflect the higher limits on liability imposed by the 2006 amendments to OPA, as described above. We may incur costs to comply with these or future standards concerning evidence of financial responsibility.
     OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We comply with all applicable state regulations in the ports where our vessels call.
     CERCLA
     CERCLA governs spills or releases of hazardous substances other than petroleum or petroleum products. The owner or operator of a ship, vehicle or facility from which there has been a release is liable without regard to fault for the release, and along with other specified parties may be jointly and severally liable for remedial costs. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. As noted above, U.S. Coast Guard’s financial responsibility regulations require evidence of financial responsibility for CERCLA liability in the amount of $300 per gross ton.
     Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Previous law was limited to vessels that carry oil in bulk as cargo. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. We have approved response plans for each of our vessels.
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

     As of February 2009, all vessels operating as a means of transportation that discharge ballast water or other incidental discharges into waters of the United States will require coverage under the EPA’s Vessel General Permit, or VGP, to discharge ballast water into U.S. waters. EPA had historically exempted ballast water discharges, and other discharges incidental to the normal operation of vessels (“incidental discharges”) from the CWA. The new VGP requires vessel owners and operators to comply with a range of best management practices, reporting, and other requirements, for a number of incidental discharge types and incorporates U.S. Coast Guard requirements for ballast water management and exchange. No earlier than June 19, 2009, owners and operators of vessels greater than or equal to 300 gross tons and 2,113 gallons of ballast water capacity must submit a Notice of Intent, or NOI, to receive permit coverage to the EPA. The NOI states that the vessel operator will comply with the permit. In order to remain covered by the VGP, vessels will need to comply with numerous inspection, monitoring, reporting and recordkeeping requirements. Vessel owners/operators must, among other things, conduct and document routine self-inspection to track compliance with the VGP, and must conduct a comprehensive vessel inspection every 12 months. We will likely incur significant costs to obtain coverage under the VGP for our vessels and to meet its requirements.
     The Clean Air Act
     The Federal Clean Air Act (CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In November 2007, EPA announced its intention to proceed with development of more stringent standards for emissions of particulate matter, sulfur oxides, and nitrogen oxides and other related provisions for new Category 3 marine diesel engines. The EPA intends to promulgate final standards for Category 3 marine diesel engines by December 17, 2009. If these proposals are adopted and apply not only to engines manufactured after the effective date but also to existing marine diesel engines, we may incur costs to install control equipment on our vessels to comply with the new standards. Several states regulate emissions from vessel vapor control and recovery operations under federally-approved State Implementation Plans. California has adopted limits on particular matter, sulfur oxides, and nitrogen oxides emissions from the auxiliary diesel engines of ocean-going vessels in waters within approximately 24 miles of the California coast. Compliance is to be achieved through the use of marine diesel oil with a sulfur content not exceeding 0.1% by weight, or marine gas oil, or through alternative means of emission control, such as the use of shore-side electrical power or exhaust emission controls. These rules were struck down by the Ninth Circuit Court of Appeals in February 2008 on the grounds that they were preempted by the CAA, and in May 2008 California was permanently enjoined from enforcing the rules. The California Air Resources Board has recently adopted fuel content regulations that would apply to all vessels sailing within 24 miles of the California coast and whose itineraries called for them to enter California ports, terminal facilities or estuarine waters. The state is also requesting EPA to grant it a waiver under the CAA to enforce the invalidated vessel emission standards. The United States requested IMO on March 27, 2009 to designate the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emissions Control Areas under the Annex VI amendments. If the IMO approves the Emissions Control Area or new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by EPA or the states, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
     Other Environmental Initiatives
     In some areas of regulation, the European Union has introduced new laws without attempting to procure a corresponding amendment of international law. In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive could therefore result in criminal liability being incurred in circumstances where it would not be otherwise incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, the negligence alleged by prosecutors has often been found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.
     Although the United States is not a party thereto, many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the 1969 Convention. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective in November 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.640366 SDR per U.S. dollar on August 24, 2009. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the 1969 Convention has not been adopted, including the United States, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.
     The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The U.S. Coast Guard adopted regulations under NISA, which became effective in August 2004, that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, which is the exchange of ballast water on the waters beyond the exclusive economic zone from an area more than 200 miles from any shore, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The U.S. Coast Guard has commenced rulemaking to develop ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water. A number of bills relating to regulation of ballast water management have been recently introduced in the U.S. Congress, but it is difficult to predict which, if any, will be enacted into law.
     The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not be in force until 12 months after it has been adopted by 30 countries, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of December 31,

2009, the BWM Convention had been adopted by 21 states, representing approximately 23% of world tonnage.
     Greenhouse Gas Regulation
     In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, a new treaty may be adopted at the United Nations climate change conference in Copenhagen in December 2009 or at a later date, and restrictions on shipping may be included. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA is considering a petition from the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal regulations relating to the control of greenhouse gas emissions may follow. In addition, climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time or could otherwise limit our operations.
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
     The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our vessels are in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. We do not believe these additional requirements will have a material financial impact on our operations.
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

     A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel. The following table sets forth information regarding the next scheduled dry-dock for the existing vessels in the fleet and the estimated cost for each next scheduled dry-dock.

Vessel	Next Schedule Dry-Dock	Estimated Cost
African Oryx	January 2011	$900,000
African Zebra	February 2011	$1,000,000
Bremen Max	June 2011	$1,000,000
Hamburg Max	June 2012	$1,000,000
Davakis G.	May 2011	$500,000
Delos Ranger	August 2011	$500,000
BET Commander*	August 2011	$1,200,000
BET Fighter*	September 2010	$1,200,000
BET Prince*	May 2010	$1,200,000
BET Scouter*	April 2010	$1,200,000
BET Intruder*	March 2011	$1,000,000

*	Vessels owned by BET
     If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
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
     The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we believe that our insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

     Hull and Machinery Insurance
     We maintain marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of its vessels. The vessels are covered up to at least fair market value, with deductibles in amounts of approximately $100,000 to $172,500.
     We arrange, as necessary, increased value insurance for our vessels. With the increased value insurance, in case of total loss of the vessel, Seanergy will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the hull and machinery policies by reason of under insurance. We expect to maintain delay cover insurance for certain of our vessels. Delay cover insurance covers business interruptions that result in the loss of use of a vessel.
     Protection and Indemnity Insurance
     Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which cover our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations.
     Our protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each of Seanergy’s vessels entered into insurance agreements with P&I Associations of the International Group. Under the International Group reinsurance program, each P&I club in the International Group is responsible for the first $7.0 million of every claim. In every claim the amount in excess of $7.0 million and up to $50.0 million is shared by the clubs under a pooling agreement. In every claim the amount in excess of $50.0 million is reinsured by the International Group under the general excess of loss reinsurance contract. This policy currently provides an additional $3.0 billion of coverage. Claims which exceed this amount are pooled by way of “overspill” calls. As a member of a P&I Association, which is a member of the International Group, Seanergy is subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of estimated total costs, or ETC, and the amount of the final installment of the ETC varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETC is insufficient to cover amounts paid out by the club.
Legal Proceedings
     We are not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity.
Exchange Controls
     Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of Seanergy’s shares.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
     A. Operating Results
Factors Affecting our Results of Operations
Overview
     We are an international provider of dry bulk marine transportation services that was incorporated in the Marshall Islands on January 4, 2008. We were initially formed as a wholly owned subsidiary of Seanergy Maritime Corp., or Seanergy Maritime, which was incorporated in the Marshall Islands on August 15, 2006, as a blank check company created to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. Seanergy Maritime began operations on August 28, 2008 after the closing of our business combination.
     The business combination was accounted for under the purchase method of accounting and accordingly the assets (vessels) acquired have been recorded at their fair values. No liabilities were assumed nor were other tangible assets acquired. The results of the vessel operations are included in our consolidated statement of income from August 28, 2008.
     The aggregate acquisition cost, including direct acquisition costs and excluding contingent consideration, amounted to $404,876,000. The fair value of our tangible assets acquired as of August 28, 2008 amounted to $360,081,000. The premium (non-tax deductible goodwill) over the fair value of our vessels acquired amounting to $44,795,000 arose from the decline in the market value of the vessels between the date of entering into the agreements to purchase the business (May 20, 2008) and the actual business combination date (August 28, 2008). There were no other identifiable assets or liabilities.
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
     On January 27, 2009, our parent company was liquidated and dissolved and we became its successor. We distributed to each holder of common stock of Seanergy Maritime one share of our common stock for each share of Seanergy Maritime common stock owned by the holder and all outstanding warrants of Seanergy Maritime concurrently become our obligation.
     We tested our goodwill for potential impairment, and concluded that no indication of impairment existed as of December 31, 2009. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, applying judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel). The weighted average cost of capital used was 7.6%.
     The contingent consideration forming part of the business combination consisted of the issuance of 4,308,075 shares of common stock subject to Seanergy meeting certain target EBITDA during the twelve month period ended September 30, 2009. This target was met and on September 30, 2009, we recorded additional consideration of $17,275,000, equal to the fair value of the 4,308,075 shares.
     Since our vessel operations began upon the consummation of our business combination in August 2008, and with the further acquisition of a 50% controlling ownership interest in BET in August 2009, pursuant to which we acquired an additional five vessels, we cannot provide a meaningful comparison of our results of operations for the years ended December 31, 2009 and 2008 to 2007. During the period from our inception to the date of our business combination we were a development stage enterprise.
     As of December 31, 2009, we controlled and operated a total fleet of 11 dry bulk carrier vessels, consisting of three Panamax vessels, one Handymax vessel, one Handysize vessel, two Supramax vessels and four Capesize vessels. These ships have a combined carrying capacity of 1,043,296 dwt and an average age of approximately 14 years, out of an expected useful life of 30 years.
     We generate revenues by charging customers for the transportation of dry bulk cargo using our vessels. All of our vessels are currently employed under time charters. Seven of our charters are with SAMC, a company affiliated with members of the Restis family. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, but the vessel owner pays the vessel operating expenses.
Recent Accounting Pronouncements
     Refer to Note 2 of the consolidated financial statements attached to this annual report.
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
Business combination — allocation of the purchase price in a business combination
     On August 28, 2008, we completed our business combination of our initial fleet from the Restis family. The acquisition was accounted for under the purchase method of accounting and accordingly, the assets acquired have been recorded at their fair values. No liabilities were assumed or other tangible assets acquired. The results of operations are included in the consolidated statement of income from August 28, 2008. The consideration paid for the business combination has been recorded at fair value at the date of acquisition and forms part of the cost of the acquisition. Total consideration for the business combination was $404,876,000, including direct transaction costs of $8,802,000, and excluding the contingent earn-out component.
     The contingent consideration forming part of the business combination consisted of the issuance of 4,308,075 shares of common stock subject to Seanergy meeting certain target EBITDA during the twelve month period ended September 30, 2009. This target was met and on September 30, 2009, the Company recorded additional consideration of $17,275,000, which was equal to the fair value of the 4,308,075 shares, with an increase in goodwill and equity.

     The allocation of the purchase price to the assets acquired on the date of the business combination is a critical area due to the subjectivity involved in identifying and allocating the purchase price to intangible assets acquired. As at the date of the business combination, the fair value of the vessels was determined to be $360,081,000. No additional identifiable intangibles were identified and the difference of $44,795,000 was assigned to goodwill. Areas of subjectivity included whether there were any values associated with intangible assets such as customer relationships, right of first refusal agreements and charter agreements.
     On August 12, 2009, we completed our business acquisition of 50% of BET. The acquisition was accounted for under the purchase method of accounting and accordingly, the assets and liabilities acquired have been recorded at their fair values. The consideration paid for the business acquisition has been recorded at fair value at the date of acquisition and forms part of the cost of the acquisition. As at the date of the acquisition of BET, the fair value of the vessels was $126 million while the fair value of total assets acquired amounted to $168.1 million and liabilities assumed to $154.5 million.
     We have estimated that the fair values of assets acquired and liabilities assumed at acquisition were as follows (amounts in table in thousands):

Cash	36,374
Restricted cash	1,381
Trade and other receivables	2,844
Inventories	1,476
Vessels	126,000
Current portion of long term debt	(16,573)
Accounts payable and accruals	(5,722)
Acquired time charters	(710)
Derivative instruments	(4,917)
Long term debt net of current portion	(126,527)
Noncontrolling interest	(6,813)

Excess of fair value of assets acquired and liabilities assumed over consideration paid	(6,813)

     The excess of fair value of assets acquired and liabilities assumed over consideration has been recorded as bargain purchase gain and recorded in line “Gain from acquisition” in our consolidated statement of income. The bargain purchase gain was a result of the sellers’ intent to divest from shipping operations. BET is a provider of worldwide ocean transportation services through the ownership of five dry bulk carriers. BET was incorporated in December 18, 2006 under the laws of the Republic of the Marshall Islands.
Impairment of long-lived assets
     We apply FASB guidance for the impairment and disposal of long-lived assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of the long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Once an impairment results in a reduction in the carrying value, the carrying value of such an asset cannot thereafter be increased. Fair value is determined based on current market values received from independent appraisers, when available, or from other acceptable valuation techniques such as discounted cash flows models. We performed the annual impairment test as of December 31, 2009. No indication of impairment existed as of that date. We recorded an impairment loss of $4,530,000 in 2008. It is considered reasonably possible that continued declines in volumes, charter rates and availability of letters of credit for customers resulting from global economic conditions could significantly impact our future impairment estimates.

Goodwill impairment
     Goodwill represents the excess of the aggregate purchase price over the fair value of the net identifiable assets acquired in business combinations accounted for under the purchase method. Goodwill is reviewed for impairment at least annually on December 31 in accordance with the FASB guidance for impairment of intangible assets. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit (including goodwill). If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. Under the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the implied fair value of goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds it carrying value, step two does not have to be performed. We recorded a goodwill impairment loss of $44,795,000 in 2008. We tested our goodwill for potential impairment, and we concluded that there was no impairment as of December 31, 2009. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel). The weighted average cost of capital used was 7.6%.
Vessel depreciation
     Depreciation is computed using the straight-line method over the estimated useful lives of the vessels, after considering the estimated salvage value. We estimate salvage value by taking the cost of steel times the vessels lightweight. The estimated salvage value at December 31, 2009 was $270 per lightweight ton. Through June 30, 2009, management estimated the useful life of our vessels at 25 years from the date of their delivery from the shipyard. In July 2009, we successfully executed a time charter contract for one of our vessels that expires on its 26th anniversary, and based on the projected necessary dry-docking costs and understanding of the charterer’s needs, we believe that the vessel will complete the next dry-docking following the expiration of such charter and that we will be able to charter the vessel up to its 30th anniversary. Based on this event as well as considering that it is not uncommon for vessels to be operable to their 30th anniversary, effective July 1, 2009, we have changed the estimated useful life of our fleet to 30 years. This change reduced depreciation expense by approximately $8 million for the year ended December 31, 2009.
     The above four policies are considered to be critical accounting policies because assessments need to be made due to the shipping industry being highly cyclical experiencing volatility in profitability, and changes in vessel value and fluctuations in charter rates resulting from changes in the supply and demand for shipping capacity. At present, the dry bulk market is affected by the current international financial crisis which has slowed down world trade and caused drops in charter rates. The lack of financing, global steel production cuts and outstanding agreements between iron ore producers and Chinese industrial customers have temporarily brought the market to a stagnation. In addition, there are significant assumptions used in applying these policies such as possible future new charters, future charter rates, future on-hire days, future market values and the time value of money. Consequently, actual results could differ from these estimates and assumptions used and we may need to review such estimates and assumptions in future periods as underlying conditions, prices and other mentioned variables change. Our results of operations and financial position in future periods could be significantly affected upon revision of these estimates and assumptions or upon occurrence of events. Due to the different scenarios under which such changes could occur, it is not practical to quantify the range and possible effects of such future changes in our financial statements.

Dry-docking costs
     There are two methods that are used by the shipping industry to account for dry-dockings; first, the deferral method, whereby specific costs associated with a dry-docking are capitalized when incurred and amortized on a straight-line basis over the period to the next scheduled dry-dock; and second, the direct expensing method, whereby dry-docking costs are expensed in the period incurred. We use the deferral method of accounting for dry-dock expenses. Under the deferral method, dry-dock expenses are capitalized and amortized on a straight-line basis until the date that the vessel is expected to undergo its next dry-dock. We believe the deferral method better matches costs with revenue. We use judgment when estimating the period between dry-docks performed, which can result in adjustments to the estimated amortization of dry-dock expense, the duration of which depends on the age of the vessel and the nature of dry-docking repairs the vessel will undergo. We expect that our vessels will be required to be dry-docked approximately every 2.5 years in accordance with class requirements for major repairs and maintenance. Costs capitalized as part of the dry-docking include actual costs incurred at the dry-dock yard and parts and supplies used in undertaking the work necessary to meet class requirements.
Variable interest entities
     We evaluate our relationships with other entities to identify whether they are variable interest entities and to assess whether we are the primary beneficiary of such entities. If it is determined that we are the primary beneficiary, that entity is included in our consolidated financial statements. We do not participate in any variable interest entity.
Important Measures for Analyzing Results of Operations Following the Vessel Acquisition
     We believe that the important non-GAAP measures and definitions for analyzing our results of operations consist of the following and are not included in the consolidated financial statements prepared under US GAAP:
     • Ownership days. Ownership days are the total number of calendar days in a period during which we owned each vessel in our fleet. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.
     • Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.
     • Operating days. Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
     • Fleet utilization. Fleet utilization is determined by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason excluding scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.
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
     • TCE. Time charter equivalent or TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our Operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions.
Revenues
     Our revenues were driven primarily by the number of vessels we operated, the number of operating days during which our vessels generated revenues, and the amount of daily charter hire that our vessels earned under charters. These, in turn, were affected by a number of factors, including the following:
•	The nature and duration of our charters;
•	The amount of time that we spent repositioning our vessels;
•	The amount of time that our vessels spent in dry-dock undergoing repairs;
•	Maintenance and upgrade work;
•	The age, condition and specifications of our vessels;
•	The levels of supply and demand in the dry bulk carrier transportation market; and
•	Other factors affecting charter rates for dry bulk carriers under voyage charters.
     A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses such as port, canal and fuel costs are paid by the vessel owner. A time charter trip and a period time charter or period charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses. Under both types of charters, the vessel owners pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The vessel owners are also responsible for each vessel’s dry-docking and intermediate and special survey costs.
     Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market for single trips during periods characterized by favorable market conditions.
     Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs. Our vessels were chartered on period time charters during the year ended December 31, 2008. One of our vessels operated in the spot market during the year ended December 31, 2009.
     A standard maritime industry performance measure is the “time charter equivalent” or “TCE.” TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rates for 2009 and 2008 were $32,909 and $49,944, respectively.
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

Depreciation
     Depreciation is computed using the straight-line method over the estimated useful lives of the vessels, after considering the estimated salvage value. We estimate salvage value by taking the cost of steel times the vessels lightweight. The estimated salvage value at December 31, 2009 was $270 per lightweight ton. Through June 30, 2009, management estimated the useful life of our vessels at 25 years from the date of their delivery from the shipyard. In July 2009, we successfully executed a time charter contract for one of our vessels that expires on its 26th anniversary, and based on the projected necessary dry-docking costs and understanding of the charterer’s needs, we believe that the vessel will complete the next dry-docking following the expiration of such charter and that we will be able to charter the vessel up to its 30th anniversary. Based on this event as well as considering that it is not uncommon for vessels to be operable to their 30th anniversary, effective July 1, 2009, we have changed the estimated useful life of our fleet to 30 years. This change reduced depreciation expense by approximately $8 million for the year ended December 31, 2009.
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
Principal Factors Affecting Our Business
     The principal factors that affected our financial position, results of operations and cash flows included the following:
•	Number of vessels owned and operated;
•	Charter market rates and periods of charter hire;
•	Vessel operating expenses and direct voyage costs, which were incurred in both U.S. dollars and other currencies, primarily Euros;
•	Depreciation expenses, which are a function of vessel cost, any significant post-acquisition improvements, estimated useful lives, estimated residual scrap values, and fluctuations in the market value of our vessels;
•	Financing costs related to indebtedness associated with the vessels; and
•	Fluctuations in foreign exchange rates.

Performance Indicators
     The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels and are not included in financial statements prepared under US GAAP.

	Year Ended December 31,
	2009	2008
Fleet Data:
Average number of vessels(1)	7.9	5.5
Ownership days(2)	2,895	686
Available days(3)	2,638	686
Operating days(4)	2,614	678
Fleet utilization(5)	90.3%	98.9%

Average Daily Results:
Vessel TCE rate(6)	$32,909	$49,944
Vessel operating expenses(7)	$5,603	$4,636
Management fees(8)	$592	$566
Total vessel operating expenses	$6,195	$5,202

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we recorded during a period.

(3)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the year ended December 31, 2009, we incurred 257 off-hire days for vessel scheduled dry-docking.

(4)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)	Time charter equivalent, or TCE, rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions.

	Year Ended December 31,
(In thousands of U.S. dollars, except operating day amounts)	2009	2008
Net revenues from vessels	$87,897	$34,453
Voyage expenses	(753)	(151)
Voyage expenses — related party	(1,119)	(440)

Net operating revenues	$86,025	$33,862

Operating days	2,614	678
Time charter equivalent rate	$32,909	$49,944

(7)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Year Ended December 31,
(In thousands of U.S. dollars, except ownership days amounts)	2009	2008
Operating expenses	$16,222	$3,180
Ownership days	2,895	686
Daily vessel operating expenses	$5,603	$4,636

(8)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.
Year ended December 31, 2009 (“fiscal 2009”) as compared to year ended December 31, 2008 (“fiscal 2008”)
     Vessel Revenue — Related Party, Net — Vessel revenue, related party, during 2009 increased by $48,570,000, or 137%, to $83,903,000 from $35,333,000, before address commissions of $2,226,000 and $880,000 for the years ended December 31, 2009 and 2008, respectively. The increase in net vessel revenue — related party, is a result of the operation for the full year in 2009 of the six vessels we acquired in the third quarter of 2008 and the consolidation of BET’s operations commencing on August 13, 2009.
     Vessel Revenue, Net — Vessel revenue, net for the year ended December 31, 2009 was $6,340,000 before address commissions of $120,000 as compared to $0 and $0, respectively, for the comparable period in 2008. The increase in net vessel revenue from unrelated third parties is the result of the chartering of the Davakis G., Delos Ranger, African Oryx and the African Zebra to unrelated third parties commencing on September 6, 2009, October 1, 2009, July 17, 2009 and July 20, 2009, respectively.
     Direct Voyage Expenses — Direct voyage expenses, which include bunkers and port expenses, increased by $602,000, or 399%, to $753,000 from $151,000 in 2008. The increase in direct voyage expenses is principally due to an increase in operating days, reflecting the operation for the full year in 2009 of the six vessels we acquired in the third quarter of 2008, the consolidation of BET’s operations commencing on August 13, 2009, and also the expenses attributable to a voyage charter in 2009.
     Vessel Operating Expenses — For the year ended December 31, 2009, our vessel operating expenses increased by $13,042,000, or 410%, to $16,222,000, or an average of $5,603 per ship per day from $3,180,000, or an average of $4,636 per ship per day for 2008. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, chemicals and lubricants, consumable stores, tonnage taxes and other miscellaneous expenses. The increase in operating expenses is attributable to the 322% increase in ownership days due to an average of 7.9 vessels for the year ended December 31, 2009, as compared to an average of 5.5 vessels for the year ended December 31, 2008, resulting from the operation for the full year in 2009 of the six vessels we acquired in the third quarter of 2008 and the consolidation of BET’s operations commencing on August 13, 2009. Vessel operating expenses additionally increased due to insurance deductibles for hull and machinery claims for two of our vessels and also due to the additional repair costs incurred as a result of the dry-dock surveys for another two of our vessels in our fleet during 2009.
     Voyage Expenses — Related Party — These expenses represent commissions charged in relation to the brokerage agreement we have with Safbulk, an affiliate, for the provision of chartering services up to May 20, 2010. Voyage expenses, related party, increased by $679,000, or 154%, to $1,119,000 from $440,000 in 2008. The chartering commissions represent a commission of 1.25% payable to Safbulk on the collected vessel revenue; therefore, their increase is related to the increase in revenues.
     Management Fees — Related Party — For the year ended December 31, 2009, management fees charged by EST, which is a related party, increased by $1,327,000, or 342%, to $1,715,000 from $388,000 in 2008. The increase was due to the same reasons described above. Management fees primarily relate to the management agreement we have with EST for the provision of technical management services for the Seanergy and BET fleets. The fixed daily fee per vessel was Euro 425 in 2009 and Euro 416 in 2008.
     General and Administration Expenses — General and administrative expenses increased by $3,767,000, or 175%, to $5,928,000 for the year ended December 31, 2009, compared to $2,161,000 for the year ended December 31, 2008. Our general and administration expenses primarily include auditing and accounting fees of $1,159,000, legal services of $1,831,000 and salaries, BOD remuneration and other compensation of $2,086,000. Our general and administration expenses for 2009 were comparatively higher than those in the prior year due to the fact that we were operational for the entire year during 2009, whereas in 2008 we were operational after the business combination was consummated on August 28, 2008.
     General and Administration Expenses — Related Party — Related party general and administrative expenses increased by $633,000, or 581%, to $742,000 for the year ended December 31, 2009, compared to $109,000 for the year ended December 31, 2008. Our related party general and administration expenses are primarily comprised of office rental fees of $726,000. Our related party general and administration expenses for 2009 were comparatively higher than those in the prior year due to the fact that we paid rent for the entire year during 2009, whereas in 2008 we paid rent for the period of November 18, 2008 (the date of the lease agreement) to December 31, 2008. In addition, a service agreement was signed with EST for consultancy services with respect to financing and dealing with relations with third parties and for assistance with the preparation of periodic reports to the shareholders for a fixed monthly fee of $5,000 through March 2, 2009 which amounted to $16,000 in 2009 and $21,000 in 2008.
     Gain from Acquisition — For the year ended December 31, 2009, we recognized a gain from the BET acquisition of $6,813,000. The gain is a result of the difference between the purchase price we paid and the fair market value of the 50% interest in BET, which we acquired as of the closing date on August 12, 2009. The transaction occurred because of the seller’s desire to divest itself of its shipping operations.
     Depreciation — We depreciate our vessels based on a straight line basis over the expected useful life of each vessel. Up to June 30, 2009, we estimated the useful lives of our vessels at 25 years from the date of their delivery from the shipyard. In July 2009, a time charter contract was successfully executed for one of the vessels that expires on her 26th anniversary, and based on the projected necessary dry docking costs and understanding of the charterer’s needs that it will complete the next dry-docking and be able to charter the vessel up to her 30th anniversary. Based on this event, as well as, considering that it is not uncommon for vessels to be operable to their 30th anniversary, effective July 1, 2009 we changed the estimated useful life of our fleet to 30 years. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $270 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. We constantly evaluate the useful life of our fleet based on market factors and specific facts and circumstances applicable to each vessel.
     Depreciation expense increased by $16,883,000, or 170%, to $26,812,000 for the year ended December 31, 2009, compared to $9,929,000 for the year ended December 31, 2008. Our depreciation expense for 2009 was comparatively higher than that in the prior year due to the fact that (i) we were operational for the entire year during 2009, whereas in 2008 we were operational following the business combination consummating on August 28, 2008, and (ii) our fleet increased by an additional five vessels in August 2009 due to the BET acquisition, which resulted in additional depreciation expenses. This was partially offset by our change in the estimated useful life of our fleet from 25 years to 30 years, effective July 1, 2009. This change reduced depreciation expense by approximately $8 million for the year ended December 31, 2009.
     Goodwill Impairment Loss — We performed our annual impairment testing of goodwill as at December 31, 2009, and concluded that no impairment existed. For the year ended December 31, 2008, we recorded an impairment charge related to goodwill of $44,795,000, which was a result of poor economic and market conditions, including the significant disruptions in the global credit markets. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, applying judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel). The weighted average cost of capital (WACC) used was 7.6%.
     Vessels’ Impairment Loss — We evaluate the carrying amounts of vessels and related dry-dock and special survey costs and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and the carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days (Seanergy’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of Seanergy’s remaining charter agreement rates, 2-year forward freight agreements and the 10-year average historical spot time charter rates (for 2009 testing) and the 10-year average historical 1-year time charter rates (for 2008 testing) available for each type of vessel) over the remaining economic life of each vessel, net of brokerage and address commissions, expected outflows for scheduled vessels’ maintenance, vessel operating expenses, and management fees assuming an average annual inflation rate of 2%. Fleet utilization is assumed at 98.6% in our exercise, taking into account each vessel’s off hire days based on other companies operating in the dry bulk industry and our historical performance.
     We performed the annual impairment test as of December 31, 2009. No indication of impairment existed as of that date.
     Interest and Finance Costs — Interest and finance costs increased by $3,335,000, or 86%, to $7,230,000 for the year ended December 31, 2009, compared to $3,895,000 for the year ended December 31, 2008. The significant increase in interest and finance costs is attributable to our revolving credit and term facilities, which we obtained in order to fund our business combination and vessel purchase and for working capital purposes, as well as the loan facility obtained through the BET acquisition and the increased spreads are a result of the waivers obtained under the BET supplemental agreement. More specifically (i) interest expense related to the revolving credit facility amounted to $1,659,000 and $799,000 for the years ended December 31, 2009 and 2008, respectively, (ii) interest expense related to the term facility amounted to $3,541,000 and $2,768,000 for the years ended December 31, 2009 and 2008, respectively, and (iii) interest expense related to the BET loan facility amounted to $1,154,000 and $0 for the years ended December 31, 2009 and 2008, respectively. In 2008, our interest expense primarily related to four months of operations since we drew down our credit facilities on August 28, 2008, and obtained our term loans in August and September 2008, respectively. In 2009, our interest expense also related to the loan facility obtained through the BET acquisition in August. Fees incurred for obtaining new loans, including related legal and other professional fees, are deferred and amortized using the effective interest method over the life of the related debt.
     Interest and Finance Costs — Shareholders — Shareholders interest and finance costs increased by $204,000, or 112%, to $386,000 for the year ended December 31, 2009, compared to $182,000 for the year ended December 31, 2008. The increase is due to the fact that we paid interest for eight months in 2009 instead of four months in 2008 on a convertible secured promissory note, in the principal amount of $28,250,000, to a shareholder in connection with our August 2008 business combination. On August 19, 2009, we amended the convertible promissory note to reduce the conversion price, from the original rate of $12.50 per share, exercisable on August 28, 2010, to the average price of our stock for the five trading days commencing on August 19, 2009, ($4.45 per share) exercisable only on August 19, 2009, after which any conversion rights would be forfeited. The holders of the note accepted the amendment and have converted the principal amount of the note and all accrued but unpaid fees and interest due, totaling $1,352,000, into 6,585,868 Seanergy newly issued shares of common stock.

     Interest Income — Money Market Funds — Interest income — money market funds decreased by $2,931,000, or 88%, to $430,000 for the year ended December 31, 2009, compared to $3,361,000 for the year ended December 31, 2008. The decrease in interest income is a result of the decrease of our money market funds that were used for our August 2008 business combination.
Net Income/(Loss) — We earned net income of $30,052,000 in 2009 as compared to a loss of $31,985,000 in 2008. The increase in our net income resulted primarily from a full year of operations in 2009 versus only four months of operations in 2008 following the closing of our business combination as well as the BET acquisition on August 12, 2009 For the year ended December 31, 2008 we incurred goodwill and vessel impairment charges of $44,795,000 and $4,530,000, respectively.
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
     Direct Voyage Expenses — Direct voyage expenses, which include bunkers and port expenses, amounted to $151,000 for the year ended December 31, 2008 as compared to $0 for the comparable period in 2007. Direct voyage expenses consisted of port and bunker expenses of $44,000 and $107,000, respectively. The increase in direct voyage expenses is a result of the closing of the business combination and the commencement of our operations in August 2008.
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
     Voyage Expenses — Related Party — Voyage expenses — related party represent commissions charged in relation to the brokerage agreement we have with Safbulk, an affiliate, for the provision of chartering services up to May 20, 2010. The chartering commissions represent a commission of 1.25% payable to Safbulk on the collected vessel revenue. For the year ended December 31, 2008, commissions charged amounted to $440,000 as compared to $0 in fiscal 2007, for the same reasons described above.
     Management Fees — Related Party — For the year ended December 31, 2008, management fees charged by a related party amounted to $388,000 as compared to $0 in fiscal 2007. The increase was due to the same reasons described above. Management fees primarily relate to the management agreement we have with EST, an affiliate, for the provision of technical management services. The fixed daily fee per vessel in operation is Euro 416 per vessel until December 31, 2008. Thereafter the fixed daily fee was re-negotiated to be Euro 425 per vessel.
     General and Administration Expenses — General and administrative expenses increased by $1,716,000, or 386%, to $2,161,000 for the year ended December 31, 2008, compared to $445,000 for the year ended December 31, 2007. Our general and administration expenses primarily include auditing and accounting costs of $695,000, professional fees of $830,000 and salaries, BOD remuneration and other compensation of $294,000. Our general and administration expenses for 2008 were comparatively higher than those in the prior year due to the fact that we commenced our vessel operations after the business combination was consummated on August 28, 2008.
     General and Administration Expenses — Related Party — Related party general and administrative expenses for the year ended December 31, 2008 amounted to $109,000, There is no such expense for the year ended December 31, 2007. Our related party general and administration expenses are primarily comprised of office rental fees of $88,000. In addition, a service agreement was signed with EST for consultancy services with respect to financing and dealing with relations with third parties and for assistance with the preparation of periodic reports to the shareholders for a fixed monthly fee of $5,000 through March 2, 2009 and amounted to $21,000.
     Depreciation — We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $270 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. We constantly evaluate the useful life of our fleet based on the market factors and specific facts and circumstances applicable to each vessel.
     For the year ended December 31, 2008, we recorded $9,929,000 of vessel depreciation charges as compared to $0 in fiscal 2007. These charges relate to our vessels of which three vessels were placed into operations on August 28, 2008 and the remaining three in September 2008.
     Goodwill Impairment Loss — We performed our annual impairment testing of goodwill as at December 31, 2008. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since September 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on a combination of Seanergy’s remaining charter agreement rates, 2-year forward freight agreements and the most recent 10-year average historical 1 year time charter rates available for each type of vessel) assuming an average annual inflation rate of 2%. The weighted average cost of capital (WACC) used was 8%. As a result, we recorded an impairment charge related to goodwill of $44,795,000 in 2008 as compared to no impairment charges in fiscal 2007 because we did not complete the business combination until 2008.
     Vessels’ Impairment Loss — We evaluate the carrying amounts of vessels and related dry-dock and special survey costs and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since September 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on a combination of our remaining charter agreement rates, two-year forward freight agreements and the most recent 10-year average historical 1 year time charter rates available for each type of vessel) over the remaining economic life of each vessel, net of brokerage and address commissions, expected outflows for scheduled vessels’ maintenance, and vessel operating expenses assuming an average annual inflation rate of 2%. Fleet utilization is assumed at 98.6% in our exercise, taking into account each vessel’s off hire days based on other companies operating in the dry bulk industry and our historical performance.
     A discount factor of 4.5% per annum, representing our incremental borrowing rate, was applied to the undiscounted projected net operating cash flows directly associated with and expected to arise as a direct result of the use and eventual disposition of the vessel, but only in the case where they were lower than the carrying value of vessels. This resulted in an impairment loss of $4,530,000 for fiscal 2008. There was no impairment loss in 2007 because we did not acquire our vessels until 2008.
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
     Net (Loss)/Income — We incurred a net loss of $31,985,000 in 2008 as compared to a profit of $1,445,000 in 2007. The increase in our loss is a result of our vessel operations commencing on August 28, 2008, income of $18,095,000 set off by goodwill and vessel impairment charges of $44,795,000 and $4,530,000, respectively, and set off by increased interest and finance costs, which resulted in $755,000 net finance expense in 2008 as compared to $1,890,000 net finance income in 2007.
B. Liquidity and Capital Resources
     Our principal source of funds is our operating cash flows, and our revolving credit and term facilities. Our principal use of funds has primarily been capital expenditures to establish our fleet, close our business combination, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments on our outstanding loan facilities.
     We believe that our current cash balance and our operating cash flow will be sufficient to meet our current liquidity needs, although the dry bulk charter market has sharply declined since September 2008 and our results of operations may be adversely affected if market conditions do not improve. We expect to rely upon operating cash flow to meet our liquidity requirements going forward.
     We are currently able to meet our working capital needs and debt obligations. The decline in charter rates should not affect our revenue as we have the charters locked in for 11 to 13 and 22 to 26 month periods including the BET vessels (expiring between September 2010 and January 2012), with our longest time charter expiring on January 16, 2012. Time charters cover 95% of 2010 ownership days and 51% of 2011 ownership days. For the calculation of contract coverage, we are using the latest expiration date of our vessels’ time charters. In addition, we have not reflected the effect of any future vessel acquisitions. As a result, our actual vessel revenues may differ from anticipated amounts.
     We will make use of our cash flows not committed to the repayment of the term loan and revolving facility mentioned above to meet our financial obligations. Accordingly, unless we are able to raise additional capital in other ways, such as through a rights offering or private placement or if our warrants are exercised, our ability to pursue acquisition opportunities will be limited by the proceeds of the equity offering completed at the beginning of 2010. We cannot provide assurances that the warrants will be exercised, or if exercised, the quantity which will be exercised or the period in which they will be exercised. Exercise of the warrants is not likely considering current market prices.
     Furthermore, our revolving credit facility is tied to the market value of the vessels and not to the prevailing (spot) market rates. For example, our existing term and revolving credit facilities require that the aggregate market value of the vessels and the value of any additional security must be at least 135% of the aggregate of the outstanding debt financing and any amount available for drawing under the revolving facility less the aggregate amount of all deposits maintained. If the percentage is below 135% then a prepayment of the loans may be required or additional security may be requested. A waiver from Marfin has been received with respect to this covenant through January 1, 2011.
     Under the BET loan agreement, the BET subsidiaries are subject to operating and financial covenants that may affect BET’s business. These restrictions may, subject to certain exceptions, limit the BET subsidiaries’ ability to engage in many of its activities. Furthermore, the BET subsidiaries must assure the lenders that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the BET loan. If the market value of the vessels is less than this amount, the BET subsidiaries may at the request of the lender prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders. On September 30, 2009, BET entered into a supplemental agreement with Citibank International PLC (see “Credit Facilities” below for further details).
     We intend to continue to expand our fleet in the future. Growth will depend on locating and acquiring suitable vessels, identifying and consummating acquisitions or joint ventures, enhancing our customer base, obtaining required financing (debt or equity or a combination of both), and obtaining favorable terms in all cases.
     In February 2009, our vessel African Zebra entered its scheduled dry-docking, which was completed on July 20, 2009. The delay was due to labor strikes in the repairing yard and other unforeseen events. The cost for this dry-dock was $3.2 million. On May 17, 2009, our vessel Hamburg Max commenced its scheduled dry-docking, which was completed on June 23, 2009 at a cost of $1.1 million. Three of our vessels are scheduled for dry-docking in 2010 and seven vessels in 2011. For the BET fleet, three vessels, namely BET Prince, BET Scouter and BET Fighter, are scheduled for dry-docking in 2010 and two vessels, BET Commander and BET Intruder, in 2011. BET Commander commenced its scheduled dry-docking in August 2009, which was completed in October 2009 at a cost of $2.7 million. The dry-docking costs related to 2010 and 2011 are estimated to be $3.6 million and $6.1 million, respectively. We plan to pay these costs with cash from operations.
     Our short-term liquidity requirements relate to servicing our debt (including principal payments on our term loan), payment of operating costs, dry-docking costs of three vessels, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity are primarily our revenues earned from our charters.
     Our medium and long term liquidity requirements include repayment of long-term debt balances, debt interest payments and dry-docking costs. As of December 31, 2009, we had outstanding borrowings of $184,595,000 due to Marfin. We have drawn down $54,845,000 of our revolving credit facility. On August 28, 2009, the revolving facility was reduced to $72,000,000. This reduction will be followed by five consecutive annual reductions of $12,000,000 and any outstanding balance will be fully repaid together with the balloon payment of the term loan. In 2009, we made principal repayments on our Marfin term facility amounting to $27,750,000.
     BET financed the acquisition of its vessels with the proceeds of a loan from Citibank International PLC, as agent for a syndicate of banks and financial institutions. The outstanding principal amount as of December 31, 2009 was $115,971,000. The loan is repayable in semi-annual installments of principal in the amount of $8,286,500 followed by a balloon payment due on maturity on June 30, 2015 in the amount of $43,668,000, as these installment amounts were revised after the BET Performer sale. Following BET’s supplemental agreement dated September 30, 2009 and prepayment of $20 million the semi-annual installments of principal and the balloon payment amounted to $7,128,158 and $37,563,000, respectively.
     In 2010, we have principal repayments due of $18,950,000 and $14,256,317 on the Marfin and BET loans, respectively.
     As of December 31, 2009, we had available cash reserves of $63,607,000, which is shown as cash and cash equivalents. These amounts are not restricted.
     Between January 1, 2008 and July 2008, we paid dividends amounting to $4,254,000 to our public shareholders. We currently have suspended the payment of dividends pursuant to the waiver received from Marfin and dividends will not be declared without the prior written consent of Marfin.
     On January 28, 2010, we priced a public offering of 20,833,333 shares of common stock. We have granted the representatives of the underwriters a 45-day option to purchase up to an additional 3,125,000 shares of common stock to cover over-allotments. The shares were offered to the public at $1.20 per share. Four of our major shareholders affiliated with the Restis family purchased an additional 4,166,667 shares of common stock directly from the Company at the public offering price. The offering and the concurrent sale of 4,166,667 shares to entities affiliated with the Restis family settled and closed on February 3, 2010. The net proceeds were approximately $28 million. On March 19, 2010 the underwriters exercised the over-allotment option to purchase an additional 1,945,000 shares of our common stock, which resulted in additional net proceeds to us of approximately $2.1 million. We plan to use the proceeds from offering to acquire one or more vessels. If we are unable to identify suitable vessels for acquisition or if we identify suitable vessels but are unable to acquire them for any reason, we may continue to search for suitable vessels or use some or all of the proceeds for other general corporate purposes.
Derivatives
     Interest swap agreements: Through the BET acquisition, we have three interest swap agreements as of December 31, 2009. The agreements have the following characteristics: (i) From September 28, 2007 for a period of five years through September 28, 2012, for a total notional principal amount of $30,000. Under the provisions of the agreement the company pays a fixed rate of 4.84% and receives the six month LIBOR semiannually, (ii) From January 25, 2008 for a period of five years through January 25, 2013, for a total notional principal amount of $50,000. Under the provisions of the agreement the company pays a fixed rate of 3.13% and receives the six month LIBOR semiannually, and (iii) From March 10, 2008 for a period of three years through March 10 2011, for a total notional principal amount of $50,000. Under the provisions of the agreement the company pays a fixed rate of 2.96% on a quarterly basis and receives the three month LIBOR semiannually As of December 31, 2009, the market value of the interest swaps was a liability of $5.1 million. We did not have any interest rate swaps in 2008.
Cash Flows
     Operating Activities: Net cash from operating activities totaled $43,208,000 for the year ended December 31, 2009, compared to $25,700,000 for the year ended December 31, 2008. This increase is due to the fact that (i) we were operational for the entire year during 2009, whereas in 2008 we were operational after the business combination was consummated on August 28, 2008, and (ii) our fleet increased by an additional five vessels in August 2009 as a result of the BET acquisition, resulting in additional depreciation expenses..
     Net cash from operating activities totaled $25,700,000 for the year ended December 31, 2008, compared to $1,585,000 for the year ended December 31, 2007. This increase primarily reflected our revenue from time charters, which commenced on August 28, 2008 for three vessels and in September 2008 for the remaining three vessels, and the related vessel operating expenses.
     Investing Activities: Net cash provided by investing activities totaled $36,353,000 for the year ended December 31, 2009, compared to net cash used in investing activities of $142,919,000 for the year ended December 31, 2008. This is primarily a result of the completion of our August 2008 business combination.
     Net cash used in investing activities decreased to $142,919,000 for the year ended December 31, 2008, as compared to $232,923,000 for the year ended December 31, 2007. This decrease is primarily a result of the use of $375,883,000 in connection with the consummation of our business combination, which was offset by using the funds held in trust of $232,923,000.
     Financing Activities: Net cash used in financing activities totaled $43,497,000 for the year ended December 31, 2009, as compared to net cash provided by financing activities of $142,551,000 for the year ended December 31, 2008. In 2009, cash was used for the repayment of long-term debt as compared to 2008, during which we received proceeds from borrowings to finance our business combination and cash used for dividend payments and redemption of shares.
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
Credit Facilities
Marfin Revolving Credit Facility
     As of December 31, 2009, we had utilized $54,845,000 of the amount available under our revolving credit facility, which is equal to the lesser of $72,000,000 and an amount in dollars which when aggregated with the amounts already drawn down under the term facility does not exceed 70% of the aggregate market values of the vessels and other securities held in favor of the lender for the business combination and working capital purposes.
     The revolving credit facility bears interest at LIBOR plus 2.25% per annum. As per the amended loan agreements dated September 9, 2009 and November 13, 2009 respectively the revolving credit facility bears interest at LIBOR plus 3.50% until January 1, 2011. After January 1, 2011, interest is reinstated at LIBOR plus 2.25% per annum. A commitment fee of 0.25% per annum is calculated on the daily aggregate un-drawn balance and un-cancelled amount of the revolving credit facility, payable quarterly in arrears from the date of the signing of the loan agreements.
     The revolving facility is subject to five consecutive annual reductions of $12,000,000 and any outstanding balance must be fully repaid together with the balloon payment of the term loan.
Marfin Term Facility and Addenda
     The initial vessel acquisition was financed with an amortizing term loan from Marfin equal to $165,000,000, representing 42% of the vessels’ aggregate acquisition costs, excluding any amounts associated with the earn-out provision. The amount outstanding as of December 31, 2009, amounted to $129,750,000.
     The loan is repayable commencing three months from the last drawdown, or March 31, 2009, whichever is earlier, through twenty-eight consecutive quarterly principal installments, of which the first four principal installments will be equal to $7,500,000 each, the next four principal installments will be equal to $5,250,000 each and the final twenty principal installments will be equal to $3,200,000 each, with a balloon payment equal to $50,000,000 due concurrently with the twenty-eighth principal installment. On September 9, 2009, we executed addendum no. 1 to the loan agreement. In connection with the amendment, Marfin accelerated the due date of installment no. 5 to September 25, 2009 and of installment nos. 6 and 7 to January 4, 2010.
     The loan bears interest at an annual rate of 3 month-LIBOR plus 1.5%, if our ratio of total assets to total liabilities is greater than 165%, which is to be increased to 1.75% if the ratio is equal or less than 165%. As per the amended loan agreements dated September 9, 2009 and November 13, 2009, respectively the term facility bears interest at LIBOR plus 3.00% until January 1, 2011. After January 1, 2011, interest is reinstated at 3 month-LIBOR plus 1.5%, if our ratio of total assets to total liabilities is greater than 165%, or 3 month-LIBOR plus 1.75% if the ratio is equal or less than 165%.
     The term facility is secured by the following: a first priority mortgage on the vessels, on a joint and several basis; a first priority general assignment of any and all earnings, insurances and requisition compensation of the vessels and the respective notices and acknowledgements thereof; a first priority specific assignment of the benefit of all charters exceeding 12 calendar months duration and all demise charters in respect of the vessels and the respective notices and acknowledgements thereof to be effected in case of default or potential event of default to the absolute discretion of Marfin; assignments, pledges and charges over the earnings accounts held in the name of each borrower with the security trustee; undertakings by the technical and commercial managers of the vessels; and subordination agreement between Marfin and the holder of the Note. All of the aforementioned security will be on a full cross collateral basis.
     The term facility includes covenants, among others, that require the borrowers and the corporate guarantor, to maintain vessel insurance for an aggregate amount greater than the vessels’ aggregate market value or an amount equal to 130% of the aggregate of (a) the outstanding amount under both the revolving credit and term facilities and (b) the amount available for drawing under the revolving facility. The vessels’ insurance is to include as a minimum cover hull and machinery, war risk and protection and indemnity insurance, $1,000,000,000 for oil pollution and for excess oil spillage and pollution liability insurance. In relation to the protection and indemnity insurance, no risk should be excluded or the deductibles as provided by the P&I Association materially altered or increased to amounts exceeding $150,000 without the prior written consent of Marfin. In addition mortgagees’ interest insurance on the vessels and the insured value must be at least 110% of the aggregate of the revolving credit and term facility.
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
•     no loans, advances or investments in, any person, firm, corporation or joint venture or to any officer, director, shareholder or customer of any such person;

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
•     not to assign, transfer, sell or otherwise or dispose vessels or any of the property, assets or rights without prior written consent of the lender;
•     to ensure that the members of the Restis and Koutsolioutsos families (or companies affiliated with them) own at all times an aggregate of at least 10% of the issued share capital of the corporate guarantor;
•     no change of control in the corporate guarantor without the written consent of the lender;
•     not to engage in any business other than the operation of the vessels without the prior written consent of the lender;
•     not to violate the security margin clause, which provides that: the aggregate market values of the vessels and the value of any additional security shall not be less than (or at least) 135% of the aggregate of the outstanding amounts under the revolving credit and term facilities and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained. As of December 31, 2008, we would not have been in compliance with the security margin clause under the Marfin loan agreement had we not later obtained certain retroactive waivers from Marfin. During the first quarter of 2009, we obtained waivers from Marfin of our compliance with these various financial and other covenants, which waivers were effective as of December 31, 2008. These waivers expired in July 2009, when the first of our original charterers was replaced. On September 9, 2009 and November 13, 2009, we executed addenda no. 1 and no. 2, respectively, to the loan agreement and obtained a waiver from Marfin through January 1, 2011. In connection with the amendment and waiver, Marfin made certain changes to our loan agreement including increasing the interest payable during the waiver period, accelerating the due dates of certain principal installments and limiting our ability to pay dividends without their prior consent. As a result of these waivers, we are not currently in default under our Marfin loan agreement.
•     ensure that members of the Restis family and the family of our chairman Georgios Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital.
Financial covenants include the following:
•     ratio of financial indebtedness to earnings, before interest, taxes, depreciation and amortization (EBITDA) shall be less than 6.5:1 (financial indebtedness or net debt are defined is the sum of all outstanding debt facilities minus cash and cash equivalents). The covenant is to be tested quarterly on an LTM basis (the “last twelve months”). The calculation of the covenant is not applicable for the quarter ended December 31, 2008;
•     the ratio of LTM EBITDA to net interest expense shall not be less than 2:1. The covenant is to be tested quarterly on a LTM basis. The calculation of the covenant is not applicable for the quarter ended December 31, 2008;
•     the ratio of total liabilities to total assets shall not exceed 0.70:1;
•     unrestricted cash deposits shall not be less than 2.5% of the financial indebtedness; and
•     average quarterly unrestricted cash deposits, other than in favor of the lender, shall not be less than 5% of the financial indebtedness.

     The last three financial covenants listed above are to be tested on a quarterly basis, commencing on December 31, 2008 (where applicable). We were in compliance with our loan covenants as of December 31, 2009.
BET Loan Agreement and Supplemental Agreement
     The six wholly-owned subsidiaries of BET financed the acquisition of their respective vessels with the proceeds of an amortizing loan from Citibank International PLC, as agent for the syndicate of banks and financial institutions set forth in the loan agreement, in the principal amount of $222,000,000. The loan agreement dated June 26, 2007 is guaranteed by BET. The BET subsidiaries drew down on agreed portions of the loan facility to acquire each of the original six vessels in the BET fleet. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loan bears interest at the annual rate of LIBOR plus 0.75%. As of December 31, 2009, the principal amount due under the BET loan was $115,971,000.
     The loan is repayable commencing on December 28, 2007 through 15 equal semi-annual installments of principal in the amount of $8,286,500 followed by a balloon payment due six months thereafter in the amount of $43,668,000, as these installment amounts were revised after the BET Performer sale. Following BET’s supplemental agreement dated September 30, 2009 and prepayment of $20 million, the semi-annual installments of principal and the balloon payment amount to $7,128,158 and $37,563,000, respectively. The borrowers are required to deposit one-sixth of the next principal payment in a retention account each month to fund each semi-annual principal payment. Interest in due and payable based on interest periods selected by BET equal to one month, two months, three months, six months, or a longer period up to 12 months. For interest periods longer than three months, interest is due in three-month installments.
     The BET loan facility is secured by the following: the loan agreement, a letter agreement regarding payment of certain fees and expenses by BET; a first priority mortgage on each of the BET vessels; the BET guaranty of the loan; a general assignment or deed of covenant of any and all earnings, insurances and requisition compensation of each of the vessels; pledges over the earnings accounts and retention accounts held in the name of each borrower; undertakings by the technical managers of the BET vessels; and the trust deed executed by Citibank for the benefit of the other lenders, among others.
     The ship security documents include covenants, among others, that require the borrowers to maintain vessel insurance for an aggregate amount equal to the greater of the vessels’ aggregate market value or an amount equal to 125% of the outstanding amount under the loan. The vessels’ insurance is to include as a minimum cover fire and usual marine risks, war risk and protection and indemnity insurance, and $1,000,000,000 for oil pollution. In addition, the borrowers agree to reimburse the mortgagee for mortgagees’ interest insurance on the vessels in an amount of up to 110% of the outstanding amount under the loan.
     In addition, if a vessel is sold or becomes a total loss, BET is required to repay such part of the loan as is equal to the greater of the relevant amount for such vessel, or such amount as is necessary to maintain compliance with the minimum security covenant in the loan agreement. This covenant requires the borrowers to assure that the market value of the BET vessels is not less than 125% of the outstanding amount under the loan. On July 10, 2008, BET, through its wholly owned subsidiary sold the BET Performer and paid an amount on the loan equal to $41,453,000, as required by the loan agreement.
     The Borrowers also must assure that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the loan. If the market value of the vessels is less than this amount, the Borrowers must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lender with a value sufficient to meet this requirement, which additional security must be acceptable to the lender. The value of the BET vessels shall be determined when requested by the lender, and such determination shall be made by any two of the lender’s approved shipbrokers, one of which shall be nominated by the lender and one of which shall be nominated by the borrowers.

     Other covenants include the following:
•     Not to permit any lien to be created over all or any part of the borrowers’ present or future undertakings, assets, rights or revenues to secure any present or future indebtedness;
•     Not to merge or consolidate with any other person;
•     Not to sell, transfer, dispose of or exercise direct control over any part of the borrowers’ assets, rights or
•     revenue without the consent of the lender;
•     Not to undertake any business other than the ownership and operation of vessels and the chartering of vessels to third parties;
•     Not to acquire any assets other than the BET vessels;
•     Not to incur any obligations except under the loan agreement and related documents or contracts entered into in the ordinary course of business;
•     Not to borrow money other than pursuant to the loan agreement, except that the borrowers may borrow money from their shareholders or directors or their related companies as long as such borrowings are subordinate to amounts due under the loan agreement;
•     Not to guarantee, indemnify or become contingently liable for the obligations of another person or entity except pursuant to the loan agreement and related documents, except, in general, for certain guarantees that arise in the ordinary course of business;
•     Not to make any loans or grant any credit to any person, except that the borrowers make loans to BET or the borrowers’ related companies as long as they are made on an arm’s length basis in the ordinary course of business and are fully subordinated to the rights of the lender;
•     Not to redeem their own shares of stock;
•     Not to permit any change in the legal or beneficial ownership of any of the borrowers or BET or cause any change in the shareholders’ agreement or constitutional documents related to BET; and
•     Not to enter into any related party transactions except on an arm’s length basis and for full value.
     On September 30, 2009, BET entered into a supplemental agreement with Citibank International PLC (as agent for the syndicate of banks and financial institutions set forth in the loan agreement) in connection with the $222,000,000 loan obtained by the six wholly owned subsidiaries of BET, which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank International PLC are as follows:
(1)	the applicable margin for the period between July 1, 2009 and ending on June 30, 2010 (the amendment period) shall be increased to two per cent (2%) per annum;

(2)	the borrowers shall pay a part of the loan in the amount of $20,000,000; and

(3)	the borrowers and the corporate guarantor have requested and the creditors consented to:
a)	the temporary reduction of the security requirement during the amendment period from 125% to 100%; and

b)	the temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.30: 1.0 to 0.175:1.0 during the amendment period at the end of the accounting periods ending on December 31, 2009 and June 30, 2010.

     Additionally, the Restis family (or companies affiliated with the Restis family) must be the beneficial owners of at least 50.1% of BET’s issued share capital (or any lower percentage not less than 40% resulting solely from a rights issue or increase of our issued share capital) and must also be the beneficial owners of the remaining 50% of BET’s issued shares that we do not own. Failure to satisfy this condition would constitute an event of default under the BET loan agreement.
Promissory Note
     As of June 30, 2009, we had a convertible unsecured promissory note issued to certain Restis affiliate shareholders amounting in aggregate to $28.25 million (face value). The Note accrued interest at a rate of 2.9% per annum and matured in May 2010. The Note was initially convertible into common stock at the option of the holders at a conversion price of $12.50 per share. On August 19, 2009, we amended the Note to reduce the conversion price to the average closing price of our common stock for the five trading days commencing on the effective date of the amendment, which amounted to $4.45598 per share. As a condition to such amendment, the holders agreed to convert their Note at the time of the amendment. Upon conversion, the holders received 6,585,868 shares of our common stock and the Note was extinguished.
Debt Repayment and Terms
     The annual principal payments on the term facility and the reducing revolving credit facility (based on the amount drawn down as of December 31, 2009) and the BET loan facility required to be made after December 31, 2009, is as follows:

		Reducing
		Revolving
	Term Facility	Credit Facility	BET Loan Facility	Total
2010	$18,950	$—	$14,256	$33,206
2011	12,800	6,845	14,256	33,901
2012	12,800	12,000	14,256	39,056
2013	12,800	12,000	14,256	39,056
2014	12,800	12,000	14,256	39,056
Thereafter	59,600	12,000	44,691	116,291

	$129,750	$54,845	$115,971	$300,566

Capital Requirements
     Our capital expenditures have thus far related solely to the purchase of our six vessels included in our business combination and the routine dry-docking of our vessels. We funded the business combination through our trust fund proceeds, our revolving credit and term facilities and the Note.
     In addition, the following table summarizes our next anticipated dry-docks:

Vessel	Next Schedule Dry-Dock	Estimated Cost
African Oryx	January 2011	$900,000
African Zebra	February 2011	$1,000,000
Bremen Max	June 2011	$1,000,000
Hamburg Max	June 2012	$1,000,000
Davakis G.	May 2011	$500,000
Delos Ranger	August 2011	$500,000
BET Commander*	August 2011	$1,200,000
BET Fighter*	September 2010	$1,200,000
BET Prince*	May 2010	$1,200,000
BET Scouter*	April 2010	$1,200,000
BET Intruder*	March 2011	$1,000,000

*	Vessels owned by BET

C. Research and development, patents and licenses, etc.
     Not applicable.
D. Trend Information
     Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. After reaching historical highs in mid-2008, charter hire rates for drybulk vessels reached near historically low levels and have recovered since then, although they still remain at levels below the mid-2008 historic highs. The volatility in charter hire rates reflects in part the fact that the supply of drybulk vessels in the market has been increasing, and the number of newbuild drybulk vessels on order is near historic highs. Demand for drybulk vessel services is influenced by global financial conditions. During 2009, the rapid contraction in the world economy and the expectation of declining growth or economic decline in the Asian region reduced demand for drybulk services. Accordingly, the recent recovery in China and India influenced positively the charter rates; however, global financial conditions remain volatile and demand for drybulk services may decrease in the future. The combination of increasing drybulk capacity (both current and expected) and decreasing demand is likely to result in reductions in charter hire rates and, as a consequence, adversely affect our operating results.
E. Off-balance Sheet Arrangements
     As of December 31, 2009, we did not have any off-balance sheet arrangements.
F. Contractual Obligations and Commercial Commitments
     The following tables summarize our contractual obligations as of December 31, 2009, based on the contractual terms of the arrangements as modified by a waiver received from one of our lenders and a supplemental agreement entered into with another of our lenders. Based on the waiver, the table does not reflect any potential acceleration due to non-compliance with covenant terms. The waiver expires on January 1, 2011.

Contractual		less than 1			more than 5
Obligations	Total	year	1-3 years	3-5 years	years
Long-term debt	$300,566	$33,206	$72,957	$78,112	$116,291
Interest expense (1)	44,638	12,003	19,191	10,861	2,583
Property lease (2)	2,223	732	1,491	—	—

Total	$347,427	$45,941	$93,639	$88,973	$118,874

1.	The revolving credit facility bears interest at LIBOR plus a spread of 2.25%. As part of the waiver, the spread has been increased to 3.50% until expiration of the waiver period. The term facility bears interest at an annual rate of 3 month-LIBOR plus 1.5%, if the Company’s ratio of total assets to total liabilities is greater than 165%, which is to be increased to 1.75% if the ratio is equal or less than 165%. As part of the new waiver, the spread has been increased to 3.00% until expiration of the waiver period. The BET facility bears interest at a three-month LIBOR plus a spread of 0.75%. Pursuant to the supplemental agreement, the spread increased to 2% until July 1, 2010. In addition, the interest payments include the estimated net settlement of our interest rate swaps.

2.	The property lease reflects our lease agreement with Waterfront for the lease of our executive offices. The initial lease term is for a period of three years with an option to extend for one more year. The lease payments are Euro 42,000 per month. The monthly payment due under the property lease in U.S. dollars has been computed by using a Euro/U.S. dollar exchange rate as of December 31, 2009, which was €1.00:$1.4321 and taking into account an annual inflation of 1.2%.

G. Safe Harbor
     See section “forward looking statements” at the beginning of this annual report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     Set forth below are the names, ages and positions of our current directors and executive officers:

Name	Age	Position	Class
Georgios Koutsolioutsos	40	Chairman of the Board of Directors	C
Dale Ploughman	62	Chief Executive Officer and Director	B
Christina Anagnostara	38	Chief Financial Officer and Director	B
Alexios Komninos	44	Director	B
Kostas Koutsoubelis	55	Director	C
Elias Culucundis	66	Director	A
George Taniskidis	48	Director	A
Kyriakos Dermatis	62	Director	C
Dimitris Panagiotopoulos	49	Director	A
George Tsimpis	63	Director	B
Dimitris Anagnostopoulos	62	Director	A
     The business address of each of our directors and executive officers listed below is 1-3 Patriarchou Grigoriou; 166 74 Glyfada; Athens, Greece. Biographical information with respect to each of our directors and executive officers is set forth below.
     Georgios Koutsolioutsos has served as sole Chairman of our board of directors since May 20, 2008. From our inception to May 19, 2008, Mr. Koutsolioutsos served as our president and co-chairman of the board of directors. Mr. Koutsolioutsos has significant experience in the management and operations of public companies. He began his career at Folli Follie S.A. (ATSE: FOLLI) in 1992. Folli Follie is an international company with a multinational luxury goods brand and over three hundred points of sale (POS). Mr. Koutsolioutsos is currently the vice-president and an executive member of the board of directors. In 1999, Mr. Koutsolioutsos became a member of the board of directors of Hellenic Duty Free Shops S.A. (“HDFS” (ATSE: HDF)) and subsequently, as of May 2006, became the chairman of the board of directors. HDFS is the exclusive duty-free operator in Greece. In 2003, Mr. Koutsolioutsos was awarded Manager of the Year in Greece. Mr. Georgios Koutsolioutsos received his B.Sc. in business and marketing from the University of Hartford, Connecticut. He is fluent in five languages.
     Dale Ploughman has served as a member of our board of directors and our chief executive officer since May 20, 2008. He has over 45 years of shipping industry experience. Since 1999, Mr. Ploughman has been the chairman of South African Marine Corporation (Pty) Ltd., a dry bulk shipping company based in South Africa and affiliate to members of the Restis family, and the chairman of the Bahamas Ship Owners Association. In addition, Mr. Ploughman has served as president, chief executive officer and a director of Golden Energy Marine Corp. since February 2005. Mr. Ploughman also serves as president and chief executive officer of numerous private shipping companies controlled by members of the Restis family. From 1989 to 1999, Mr. Ploughman was the president of Great White Fleet, a fleet owned by Chiquita Brands International Inc., which was one of the largest shipping carriers to and from Central America. Mr. Ploughman has previously worked as president and chief executive officer of Lauritzen Reefers A.S., a shipping company based in Denmark, the managing director of Dammers and Vander Hiede Shipping and Trading Inc., a shipping company based in the Netherlands and as the chairman of Mackay Shipping, a shipping company based in New Zealand. He holds degrees in Business Administration and Personnel Management and Master’s level Sea Certificates and was educated at the Thames Nautical Training College, HMS Worcester.

     Christina Anagnostara has served as our chief financial officer since November 17, 2008. Prior to joining us, she served as chief financial officer and a board member for Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange, or AIM, since February 2007. Between 1999 and 2006, she was a senior manager at EFG Audit & Consulting Services, the auditors of the Geneva-based EFG Group, an international banking group specializing in global private banking and asset management. Prior to EFG Group, she worked from 1998 to 1999 in the internal audit group of Eurobank EFG, a bank with a leading position in Greece; and between 1995 and 1998 as a senior auditor at Ernst & Young Hellas, SA, Greece, the international auditing firm. Ms. Anagnostara studied Economics in Athens and has been a Certified Chartered Accountant since 2002.
     Alexios Komninos has been a member of our board of directors since our inception and was our chief financial officer from our inception through November 16, 2008. Since 1991, he has been a major shareholder and chief operating officer of N. Komninos Securities SA, one of the oldest members of the Athens Stock Exchange and member of the Athens Derivatives Exchange. He has been involved in more than twenty successful initial public offerings and secondary offerings of companies listed on the Athens Stock Exchange, including Rokkas Energy S.A. (ATSE: ROKKA), a windmill parks company, Folli Follie S.A. (ATSE: FOLLI), a luxury goods company, Flexopack S.A. (ATSE: FLEXO), a packaging company, Eurobrokers S.A. (ATSE: EUBRK), an insurance broking company, and Edrasi S.A. (ATSE: EDRA), a specialized construction company. Mr. Komninos is primarily engaged in the business of securities portfolio management. Throughout 2004 and 2005, he was a financial adviser to Capital Maritime & Trading Corp. Mr. Komninos also advises numerous other public companies in Greece on capital restructuring, mergers and acquisitions and buy-out projects. Mr. Komninos received his B.Sc. in economics from the University of Sussex in the United Kingdom and his M.Sc. in Shipping Trade and Finance from the City University Business School in London.
     Kostas Koutsoubelis has been a member of our board of directors since May 20, 2008. Mr. Koutsoubelis is the group financial director of the Restis group of companies and also the chief financial officer and secretary of Golden Energy Marine Corp. Furthermore, he is a member of the board of the directors of the following public listed companies: FreeSeas Inc., Hellenic Seaways S.A., FG Europe, Imperio Argo Group A.M.E. as well as in the following private companies: First Business Bank, South African Marine Corp. and Swissmarine Corporation Ltd. Before joining the Restis group he served as head of shipping of Credit Lyonnais, Greece. After graduating from St. Louis University, St. Louis, Missouri, he held various positions in Mobil Oil Hellas S.A. and after his departure he joined International Reefer Services, S.A., a major shipping company, as financial director. He is a governor in the Propeller Club — Port of Piraeus and member of the Board of the Association of Banking and Financial Executives of Hellenic Shipping.
     Elias Culucundis has been a member of our board of directors since our inception. Since 2002, Mr. Culucundis has been a member of the board of directors of Folli Follie S.A. and since 2006 an executive member of the board of directors of Hellenic Duty Free Shops S.A. Since 1999, Mr. Culucundis has been president, chief executive officer and director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. Additionally, from 1996 to 2000, he was a director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a director of Point Clear Navigation Agency Ltd, a marine project company. From 1981 to 1995, Mr. Culucundis was a director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical director and eventually ascended to the position of chief executive officer, overseeing a large fleet of Panamax, Aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of new vessels. From 1971 to 1980, Mr. Culucundis was a director and the chief executive officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. Off Shore Consultants Inc. worked in FPSO (Floating Production, Storage and Offloading vessel, “FPSO”) design and construction and responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell plc. Seven FPSO’s were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co.

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
     George Taniskidis is the chairman and managing director of Millennium Bank, a position he had held since 2002. Mr. Taniskidis is a member of the board of directors of Euroseas Limited, a shipping company, where he has served since 2005. He is also a member of the board of directors of Millennium Bank, Turkey and a member of the board of directors of the Hellenic Banks Association. From 2003 until 2005, he was a member of the board of directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank’s credit strategy and network. Mr. Taniskidis studied law at the National University of Athens and at the University of Pennsylvania Law School, where he received an LL.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked from 1986 until 1989 and was also a member of the New York State Bar Association. He is a member of the Young Presidents Organization.
     Kyriakos Dermatis has extensive experience in brokering and negotiating the sale and acquisition of commercial vessels, chartering, ship management and operations. He founded and became president of Intermodal Shipbrokers Co., a ship brokering company involved in ship sale and purchase, new building contracting and special project activities. Mr. Dermatis began his career in October 1965 as a deck apprentice on seagoing tankers vessels. He quickly climbed up to Chief mate with various shipping companies and ships until 1975 when he moved on shore and continued his career as a shipbroker with Thenamaris SA in July 1976. Later he joined “Balkanfracht Hamburg” as a shipbroker for approximately a year. He returned to Greece in October 1978 and joined “Balkanfracht Piraeus” as Senior Dry Cargo Broker. In 1976, he moved to “A. Bacolitsas S.A.” — a shipowning company, operating a fleet of 18 ships of several types and sizes, as chartering manager and was soon promoted to General Manager of the subject company where he stayed until April 1983. From April 1983 until September 1983, he was chartering Director in Greece for European Navigation Fleet. In January 1985, he established “Intermodal Shipmanagement Inc.,” a company specializing in the sale and purchase of ships, tanker chartering, management of small tankers and other more specialized projects. In 1992, the company was renamed “Intermodal Shipbrokers Co.” In 2003, Mr. Dermatis moved the company’s headquarters in North Athens and in 2005 he established a branch office in Shanghai, China in order to support the constantly rising new building activity. Since 2004, Intermodal has negotiated contracts for more than 120 ships in China and 6 Prototype RoRo-tankers in Romania for major Greek, as well as UAE, Argentinean, Malaysian and Italian, shipowners. Kyriakos Dermatis remains an active board member of The Hellenic Shipbrokers Association, a member of the Mediterranean committee of China Classification Society, a member of Shell Marine panel as an external professional advisor to Shell for the past 20 years, and a member of marine club. Mr. Kyriakos Dermatis graduated from the University of Piraeus in March, 1973 by obtaining a BSC in Economics and he attended the London School of Foreign Trade based in London from 1974-1975 where he obtained a diploma in Shipping Business. Then he completed the Post Graduate Diploma in Port & Shipping Administration in 1976 from the University of Wales with recommendation. In 1984, he received an MSC in maritime studies from Cardiff University.
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
     George Tsimpis served as shipping advisor at BNP Paribas, Greece, from 2006 through 2007, upon retiring as Head of the Greek Shipping Desk from BNP Paribas in 2006, a position he had held since 1992. From 1986 to 1992, Mr. Tsimpis served as chief financial officer of Pirelli Tyres. From 1978 to 1986, Mr. Tsimpis was Delegate Manager and Treasurer at Bank of America, Greece. Mr. Tsimpis joined

Citibank, Greece in 1971, where he served as chief trader from 1974 to 1978. Mr. Tsimpis holds a Bachelor of Arts Degree in Economics from the University of Piraeus.
     Dimitris Anagnostopoulos has over forty years of experience in shipping and ship finance. His career began in the 1970’s at Athens University of Economics followed by four years with the Onassis Group in Monaco. Mr. Anagnostopoulos also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, Greyhound Corporation, and with ABN AMRO, where he has spent nearly two decades with the Bank, holding positions of Senior Vice-President and Head of Shipping. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at the City University Cass Business School in London and the Erasmus University in Rotterdam. He is a member (and ex vice chairman) of the Association of Banking and Financial Executives of Greek Shipping. He was recently named by the Lloyd’s Organization as Shipping Financier of the Year for 2008.
     On November 30, 2009, we announced the resignations of Messrs. Ioannis Tsigkounakis and Alexander Papageorgiou from our board. As a result of such resignations, there are currently two vacancies of our board of directors.
Voting Agreement
     Pursuant to the Voting Agreement, our board of directors is required to consist of 13 persons. The Restis affiliate shareholders, on the one hand, and the founding shareholders on the other have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) six people named by the Restis affiliate shareholders to be elected to our board of directors, (ii) six people named by the founding shareholders to be elected to our board of directors, and (iii) one person jointly selected by the Restis affiliate shareholders and the founding shareholders to be elected to our board of directors.
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
     Both Messrs. Ploughman and Koutsoubelis were selected as directors by the Restis affiliate shareholders pursuant to the Voting Agreement. Because each of Messrs. Ploughman and Koutsoubelis was appointed by the Restis affiliate shareholders and is employed by affiliates of the Restis affiliate shareholders in other vessel-owning ventures, the Restis affiliate shareholders are in a position to exert influence over such individuals in their capacities as directors of Seanergy. Accordingly, these board members may encounter conflicts of interest in considering future acquisitions of vessels on behalf of Seanergy.
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
     On November 30, 2009, we announced the resignations of Messrs. Ioannis Tsigkounakis and Alexander Papageorgiou from our board. As a result of such resignations, there are currently two vacancies of our board of directors. Messrs. Tsigkounakis and Papageorgiou were designated as directors by the founding shareholders and the Restis affiliated shareholders, respectively.
     In addition, pursuant to the Voting Agreement, our board of directors established a shipping committee consisting of three directors to consider and vote upon all matters involving shipping and vessel finance. The Voting Agreement requires that our board of directors appoint selected nominees as described below and that the board of directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal has caused the vacancy. See “Item 6. Directors, Senior Management and Employees — Board Practices — Shipping Committee.”
     With respect to our officers, the parties agreed that Messrs. Dale Ploughman and Georgios Koutsolioutsos will serve as chief executive officer and chairman of the board of directors, respectively. If Mr. Ploughman is unable or unwilling to serve in such position, the Restis affiliate shareholders shall have the right to appoint his replacement.
     The Voting Agreement terminates on May 20, 2010, provided that the Restis affiliate shareholders and the founding shareholders may terminate the Voting Agreement prior such date if the other shareholder group at any time owns less than 50% of the shares subject to the Voting Agreement.
B. Compensation
     For the period ended December 31, 2009, our executive officers and directors received compensation of $1,336,000. Our executive officers are employed by us pursuant to employment and consulting contracts as more fully described below. The contracts do not provide for benefits upon termination of employment, except that our CEO will receive 12 months salary if he is terminated without cause or resigns for “good reason,” as defined in his contract.
     All the members of the Board of Directors receive fees of $40,000 per year each. In addition, the three members of the Shipping Committee receive additional fees of $60,000 per year each. The amounts for the years ended December 31, 2009 and 2008 totaled $684,000 and $155,000, respectively.
     Employment Agreements
     We have entered into an employment agreement with our Chief Executive Officer, pursuant to which he receives an annual base salary of $400,000. His salary may be increased upon approval by the Compensation Committee. In addition, on January 4, 2010, our Compensation Committee approved a cash bonus of $400,000 for services rendered during 2009. The employment agreement expires in November 2012 and may be renewed for successive one-year terms. Seanergy Management entered into an employment agreement in March 2009 with its Chief Executive Officer. The total net annual remuneration amounts to Euro 30,800 subject to any increases made from time to time by the compensation committee. This amount forms part of the annual base salary described above.
     On December 15, 2008, Seanergy Management entered into an agreement with CKA Company S.A., a Marshall Islands corporation. CKA Company S.A. is beneficially owned by our Chief Financial Officer. Under the agreement, CKA Company S.A. provides the services of the individual who serves as our Chief Financial Officer. The agreement provides for the payment of $220,000 per annum, payable monthly on the last working day of every month in twelve installments and is subject to increases as approved by the Compensation Committee. In addition, on January 4, 2010, our Compensation Committee approved a cash bonus of $250,000 for services rendered during 2009. In addition, Seanergy Management has entered into an employment agreement with our Chief Financial Officer. The total net annual remuneration amounts to Euro 23,800 subject to any increases made from time to time by Compensation Committee. Our CFO’s contracts are indefinite but may be terminated on 6-months notice.
C. Board Practices
     Our board of directors is divided into three classes, Class A, Class B and Class C, with only one class of directors being elected in each year, beginning at the 2010 annual meeting. The term of office of the Class A directors, consisting of Messrs. Elias Culucundis, George Taniskidis, Dimitrios Panagiotopoulos and Dimitris Anagnostopoulos will expire at our 2010 annual meeting of shareholders. The term of office of the Class B directors, consisting of Messrs. Alexios Komninos, Dale Ploughman, George Tsimpis and Christina Anagnostara will expire at the 2011 annual meeting. The term of office of the Class C directors, consisting of Messrs. George Koutsolioutsos, Kostas Koutsoubelis and Kyriakos Dermatis will expire at the 2012 annual meeting.

     Our board of directors has an audit committee, a compensation committee, a nominating committee and a shipping committee. Our board of directors has adopted a charter for each of these committees.
Audit Committee
     Our audit committee consists of Messrs. Dimitris Anagnostopoulos, Dimitrios Panagiotopoulos and George Tsimpis, each of whom is an independent director. Mr. Dimitrios Panagiotopoulos has been designated the “Audit Committee Financial Expert” under the SEC rules and the current listing standards of the NASDAQ Marketplace Rules.
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
Nominating Committee
     Our nominating committee consists of Messrs. Elias Culucundis, Dimitrios Panagiotopoulos and George Tsimpis, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors, subject to the terms of the Voting Agreement.
Shipping Committee
     We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that the Restis family board appointees bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors. The shipping committee is comprised of three directors. In accordance with the Voting Agreement, the Master Agreement and our by-laws, two of the directors are nominated by the Restis affiliate shareholders and one of the directors is nominated by Seanergy Maritime’s founding shareholders. The initial members of the shipping committee are Messrs. Dale Ploughman and Kostas Koutsoubelis, who are the Restis affiliate shareholders’ nominees, and Mr. Elias Culucundis, who is the founding shareholders’ nominee. The Voting Agreement further requires that the directors appoint the selected nominees and that the directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal caused the vacancy.
     In order to assure the continued existence of the shipping committee, our board of directors has agreed that the shipping committee may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less that 80% of our board of directors. In addition, the duties of our chief executive officer, which is currently Mr. Ploughman, may not be altered without a similar vote. These duties and powers include voting the shares of stock that Seanergy owns in its subsidiaries. The purpose of this provision is to ensure that we will cause each of its shipping-related subsidiaries to have a board of directors with members that are identical to the shipping committee. In addition to these agreements, we have amended certain provisions in its articles of incorporation and by-laws to incorporate these requirements. As a result of these various provisions, in general, all shipping-

related decisions will be made by the Restis family appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the shipping committee.
     The members of the shipping committee also serve as our appointees to the BET board of directors.
D. Employees
     We currently have only three executive officers, Mr. Dale Ploughman, our chief executive officer, Ms. Christina Anagnostara, our chief financial officer, and Ms. Theodora Mitropetrou, our general counsel and a small support staff. We intend to employ such number of additional shorebased executives and employees as may be necessary to ensure the efficient performance of our activities.
E. Share Ownership
     The following table sets forth information regarding the beneficial ownership of our common stock as of March 22, 2010, based upon filings publicly available as at such date, by:
•	Each of our officers and directors; and

•	Our officers and directors as a group.
     Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

						Percentage
			Percentage of			of
Name and Address of			Voting	Investment		Investment
Beneficial Owner(1)	Voting Power		Power	Power		Power
Georgios Koutsolioutsos	32,532,104	(2)(3)(4)	48.61%	9,568,380	(2)(5)	14.30%
Alexios Komninos	26,647,321	(2)(3)	43.63%	1,183,417	(2)(5)	1.94%
Kostas Koutsoubelis	0		*	0		*
Elias M. Culucundis	0		*	0		*
Christina Anagnostara	0		*	0		*
George Taniskidis	0		*	0		*
Kyriakos Dermatis	0		*	0		*
Dimitrios N. Panagiotopoulos	0		*	0		*
George Tsimpis	0		*	0		*
Dale Ploughman	0		*	0		*
Dimitris Anagnostopoulos	0		*	0		*
All directors and executive officers as a group (11 individuals)	33,374,321	(3)(4)(12)	49.28%	10,751,797	(12)	15.86%

*	Less than one (1) percent

(1)	Unless otherwise indicated, the business address of each of the shareholders is 1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece.

(2)	Includes 6,727,000 and 880,927shares of our common stock for Mr. Koutsolioutsos and Mr. Komninos, respectively, issuable upon exercise of warrants, as to which each of Mr. Koutsolioutsos and Mr. Komninos, and Mr. Tsigkounakis have sole voting and dispositive power.

(3)	Includes an aggregate of 22,573,724 shares of our common stock owned by the Restis affiliated shareholders, United Capital Investments, Atrion, Plaza and Comet, and Seanergy Maritime’s founding shareholders, which are subject to the Voting Agreement, as amended, described elsewhere in this annual report.

(4)	Includes 38,700 shares of our common stock, as to which Mr. Koutsolioutsos has sole voting power.

(5)	None of the Seanergy Maritime’s founding shareholders has shared investment power with respect to any of the shares beneficially owned.

(6)	Includes 6,727,000 and 880,927 shares of our common stock for Mr. Koutsolioutsos and Mr. Komninos, respectively, issuable upon exercise of warrants, as to which each of Mr. Koutsolioutsos and Mr. Komninos have sole voting power.
ITEM 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     The following table sets out certain information as of March 22, 2010 with respect to each person or group of affiliated persons who is currently known to us to be the beneficial owner of 5% or more of the shares of our common stock as of the date of filing of this annual report

						Percentage
			Percentage of			of
Name and Address of			Voting	Investment		Investment
Beneficial Owner(1)	Voting Power		Power	Power		Power
Georgios Koutsolioutsos	32,532,104	(2)(3)(4)	48.61%	9,568,380	(2)(6)	14.30%
Alexios Komninos	26,647,321	(2)(3)	43.63%	1,183,417	(2)(6)	1.94%
Ioannis Tsigkounakis	26,169,720	(2)(3)	43.18%	560,816	(2)(6)	*
United Capital Investments Corp.	31,215,780	(3)(5)(7)(8)(9)	49.53%	11,535,058	(5)(6)(8)	18.30%
Atrion Shipholding S.A.	29,931,029	(3)(7)(8)(9)	48.12%	9,637,305	(6)(8)	15.49%
Plaza Shipholding Corp.	30,064,623	(3)(5)(7)(8)(9)	48.33%	9,770,900	(5)(6)(8)	15.71%
Comet Shipholding Inc.	29,931,319	(3)(7)(8)(9)	48.12%	9,637,596	(6)	15.49%
Benbay Limited	11,535,058	(6)(8)(9)	18.30%	11,535,058	(5)(6)(8)	18.30%
United Capital Trust, Inc.	11,535,058	(6)(8)(9)	18.30%	11,535,058	(5)(6)(8)	18.30%
Aldebaran Investments LLC(10)	3,085,257		4.88%	3,085,257		4.88%
Brian Taylor(11)	3,474,538		5.77%	3,474,538		5.77%

*	Less than one (1) percent

(1)	Unless otherwise indicated, the business address of each of the shareholders is 1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece.

(2)	Includes 6,727,000, 880,927, and 400,416 shares of our common stock for Mr. Koutsolioutsos, Mr. Komninos and Mr. Tsigkounakis, respectively, issuable upon exercise of warrants, as to which each of Mr. Koutsolioutsos, Mr. Komninos, and Mr. Tsigkounakis have sole voting and dispositive power.

(3)	Includes an aggregate of 22,573,724 shares of our common stock owned by the Restis affiliated shareholders, United Capital Investments, Atrion, Plaza and Comet, and Seanergy Maritime’s founding shareholders, which are subject to the Voting Agreement, as amended, described above.

(4)	Includes 38,700 shares of our common stock, as to which Mr. Koutsolioutsos has sole voting power.

(5)	Includes 70,000 shares of common stock owned by Argonaut SPC, a fund managed by Oxygen Capital AEPEY, which is an entity affiliated with Victor Restis and Katia Restis.

(6)	None of the Restis affiliate shareholders, other shareholders who are affiliates of the Restis family, or Seanergy Maritime’s founding shareholders has shared investment power with respect to any of the shares beneficially owned, except for (i) 11,535,058 shares included for United Capital Investments Corp., United Capital Trust, Inc. and Benbay Limited as to which each of United Capital Investments, United Capital Trust and Benbay have shared voting and investment power; and (ii) 70,000 shares included for Plaza Shipholding Corp. as to which each of United and Plaza have shared investment power.

(7)	Each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. is an affiliate of members of the Restis family. The address of each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc., is c/o 11 Poseidonos Avenue, 16777 Elliniko, Athens, Greece, Attn: Evan Breibart.

(8)	Includes 2,002,038, 2,002,084, and 2,002,083 shares of our common stock for Atrion, Plaza and Comet, respectively, in connection with the exercise of the warrants, as to which each of Atrion, Plaza and Comet have sole voting power. Includes 2,826,584 shares of our common stock for United Capital Investments, Benbay and United Capital Trust, as to which each of United Capital Investments, Benbay and United Capital Trust have shared voting and dispositive power.

(9)	Following the initial acquisition of an aggregate of 2,750,000 shares of our common stock on May 20, 2009, each of United Capital Investments, Atrion, Plaza and Comet and their affiliates have continued to make additional purchases of shares of our common stock as follows: (i) during the period between June 5, 2008 and August 11, 2008, they collectively purchased an aggregate of 8,929,781 shares of our common stock in a combination of open market purchases and private block transaction for prices ranging from $9.8711 to $10.00 per share; and (ii) during the period between October 13, 2008 and August 21, 2009, they collectively purchased an aggregate of 4,937,634 shares of our common stock in open market purchases for prices ranging from $4.78 to $6.99 per share.

(10)	Based on Schedule 13G filed on February 17, 2009. Includes shares issuable upon exercise of warrants which became exercisable on September 24, 2008. The address is 500 Park Avenue, 5th Floor, New York, NY 10022.

(11)	Based on Schedule 13G/A filed on January 19, 2010. Mr. Brian Taylor, is the sole member of Pine River Capital Management LLC, the general partner of Pine River Capital Management, L.P. and director of Nisswa Acquisition Master Fund Ltd., and Pine River Capital Management L.P., Nisswa Acquisition Master Fund’s investment manager. Nisswa Acquisition Master Fund Ltd. has shared voting power and shared investment power for 3,260,012 shares. The address of each of Mr. Taylor, Pine River Capital Management L.P. and Nisswa Acquisition Master Fund Ltd. is c/o Pine River Capital Management L.P., 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305.
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
     As of March 22, 2010, 39,639,560, or 65.8%, were held of record by four person with U.S. addresses of record, including 39,626,460 shares owned of record in CEDE & Co., a nominee of The Depository Trust Company. As a nominee, we believe that the shares held by CEDE & Co. include shares of common stock beneficially owned by both holders in and outside the United States.
B. Related Party Transactions
Master Agreement
     On August 26, 2008, shareholders of Seanergy Maritime approved a proposal to acquire six dry bulk carriers from six individual sellers that are controlled by members of the Restis family, including two newly built vessels. This acquisition was made pursuant to the Master Agreement and the several MOAs in which Seanergy agreed to purchase these vessels for an aggregate purchase price of (i) $367,030,750 in cash to the sellers, (ii) $28,250,000 in the form of the Note, which was convertible into 2,260,000 shares of Seanergy’s common stock, issued to the Restis affiliate shareholders as nominees for the sellers, and (iii) an aggregate of 4,308,075 shares of common stock of Seanergy issued to the Restis affiliate shareholders as nominees for the sellers, subject to Seanergy meeting an EBITDA target of $72 million to be earned between October 1, 2008 and September 30, 2009, which EBITDA target was achieved. On August 19, 2009, in connection with an amendment to the Note to reduce the conversion price, the holders of the Note converted it to 6,585,868 shares of our common stock. The Restis affiliate shareholders, United Capital

Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc., and the sellers are owned and controlled by the following members of the Restis family: Victor Restis, Bella Restis, Katia Restis and Claudia Restis. The Restis affiliate shareholders are four personal investment companies. Each company is controlled by one of these four individuals. Each seller is a single purpose entity organized for the purpose of owning and operating one of the six dry bulk carriers sold pursuant to the terms of the Master Agreement and the individual related MOA. Following the sale of the vessels under the Master Agreement and related MOAs, the sellers have had no further operations. The Restis affiliate shareholders purchased shares of Seanergy’s common stock from two of our original founders, Messrs. Panagiotis and Simon Zafet, and serve as nominees of the sellers for purposes of receiving payments under the Note and the shares issuable upon meeting the EBITDA targets described above. The Restis affiliate shareholders do not have any direct participation in our operations as they are not officers, directors or employees of Seanergy Maritime or Seanergy. Pursuant to the terms of the Voting Agreement, the Restis affiliate shareholders have the right to nominate members to the Board of Directors and to appoint officers as described more fully below.
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
Registration Rights
     Pursuant to a Registration Rights Agreement, no later than thirty days from the effective date of the dissolution and liquidation, we were obligated to file a registration statement with the Securities and Exchange Commission registering the resale of the 5,500,000 shares in the aggregate owned by Seanergy Maritime’s founding shareholders and the Restis affiliate shareholders and the 16,016,667 shares of common stock underlying their private placement warrants. The 5,500,000 shares were in escrow for a period of 12 months after the vessel acquisition and in September 2009 they were released by the escrow agent. In addition, we agreed to register for resale in such registration statement an aggregate of 6,568,075 shares of common stock, consisting of 4,308,075 shares of common stock issued to the Restis affiliate shareholders upon achievement of the EBITDA targets and 2,260,000 shares of common stock issuable upon conversion of the Note. We have filed such registration statement with the SEC and it was declared effective on February 19, 2009 (File No. 333-157270). On August 28, 2009, in connection with the amendment to the Note, we filed a registration statement pursuant to Rule 462(b) (File No. 333-161595) for the additional 4,325,868 shares of our common stock issued upon conversion of the Note, as amended.
     The holders of such securities are also entitled to certain “piggy-back” registration rights on registration statements filed subsequent to such date. We will bear the expenses incurred in connection with any such registration statements, other than underwriting discounts and/or commissions.
     In connection with the sale of 4,166,667 shares of our common stock to four of our major shareholders in February 2010, we have agreed to grant the purchaser certain registration rights for the shares purchased at such time. We will enter into an agreement regarding these rights with the Restis entities that purchased these shares.

Management of the Fleet
     We outsource the commercial brokerage and management of our fleet to companies that are affiliated with members of the Restis family. The commercial brokerage of our initial fleet of six vessels and the BET fleet has been contracted out to Safbulk. The management of our fleet has been contracted out to EST. These entities are controlled by members of the Restis family.
     Brokerage Agreement
     Under the terms of the brokerage agreements entered into by Safbulk Pty, as exclusive commercial broker, with Seanergy Management, for our initial fleet of six vessels, and Safbulk Maritime and BET for the BET fleet, Safbulk provides commercial brokerage services to our subsidiaries and the subsidiaries of BET, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management and BET, as the case may be. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The brokerage agreement with Safbulk Pty is for a term of two years expiring in August 2010. The brokerage agreement with Safbulk Maritime is for a term of one year expiring in August 2010. Each brokerage agreement is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.
     Management Agreement
     Under the terms of the management agreement entered into by EST, as manager of all vessels owned by our subsidiaries, with Seanergy Management, and EST, as manager of all vessels owned by BET, and BET, EST performs certain duties that include general administrative and support services necessary for the operation and employment of all vessels owned by all subsidiaries of Seanergy and BET, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to our instructions, sale and purchase of vessels.
     Under the terms of the management agreement with Seanergy Management, EST was initially entitled to receive a daily fee of Euro 416 per vessel until December 31, 2008, which fee may thereafter be increased annually by an amount equal to the percentage change during the preceding period in the Harmonised Indices of Consumer Prices All Items for Greece published by Eurostat from time to time. Such fee is payable monthly in advance on the first business day of each following month. The fee has been increased to Euro 425 per vessel through December 31, 2009. Under the terms of the management agreement with BET, the management fee is also Euro 425 per vessel through December 31, 2009. The management fee under both agreements has been increased to Euro 436 per vessel for the year 2010.
The Charters
     In connection with our business combination, our relevant vessel-owning subsidiaries entered into time charter parties for all six vessels with SAMC, a company associated with members of the Restis family. Each charter party reflected rates for a period of 11 to 13 months as follows (inclusive of a total of 2.5% address and charter commission in favor of parties nominated by the sellers): (i) $30,000 per day for the African Oryx; (ii) $36,000 per day for the African Zebra; (iii) $60,000 per day for the Davakis G. (ex. Hull No. KA215); (iv) $60,000 per day for the Delos Ranger (ex. Hull No. KA216); (v) $65,000 per day for the Bremen Max; and (vi) $65,000 per day for the Hamburg Max, with some flexibility permitted with regard to the per vessel type charters secured by the sellers so long as the operating day and duration weighted average revenues are consistent with the foregoing. On July 24, 2009, SAMC and Seanergy executed addenda to the charter parties relating to the Bremen Max and the Hamburg Max pursuant to which the daily charter rate was reduced to $15,500 for each vessel and the charter period was extended for an additional 11-13 months commencing on July 27, 2009 and August 12, 2009, respectively. All charter rates are inclusive of a commission of 1.25% payable to Safbulk as commercial broker and 2.5% to SAMC as charterer.
     Pursuant to charter party agreements dated as of July 7, 2009, each of the BET Commander, the BET Prince, the BET Fighter, BET Scouter and the BET Intruder were chartered to SAMC at daily charter rates of $24,000, $25,000, $25,000, $26,000 and $15,500, respectively, for charters expiring in December 2011, January 2012, September 2011, October 2011 and September 2011, respectively.
     All charter rates for the BET fleet are inclusive of a commission of 1.25% payable to Safbulk as commercial broker and 3.75% payable to SAMC as charterer.
     SAMC is an affiliate of members of the Restis family. We believe the terms of the charters with SAMC are at least as favorable to us as those we could have obtained from an unaffiliated third party.
Stock Purchase Agreement
     On May 20, 2008, the Restis affiliate shareholders purchased the beneficial interests in all of the securities of Seanergy Maritime owned by Messrs. Panagiotis Zafet and Simon Zafet, the former chief executive officer and chief operating officer of Seanergy Maritime, respectively. The securities owned by the Zafets consisted of 2,750,000 founding shares and 8,008,334 private placement warrants. The aggregate purchase price for the founding shares and private placement warrants, which was negotiated between the Zafets and the Restis affiliate shareholders, was $25,000,000.
     Because the securities purchased by the Restis affiliate shareholders were founding shares and private placement warrants, they were subject to a number of restrictions not applicable to Seanergy Maritime common stock and warrants. The founding shares were held in escrow and could not be transferred until 12 months after a business combination, which is why the Restis affiliate shareholders could only purchase the beneficial interests in such shares, including voting rights, as the founding shares remained in the registered names of the Zafets until September 7, 2009, when they were transferred into the names of the Restis affiliate shareholders and released from escrow.
     In connection with the purchase by the Restis affiliate shareholders of all of the Zafets’ beneficial interest in the founding shares and private placement warrants, the Zafets agreed to resign as directors and officers of Seanergy Maritime and terminated all business relationships they had with Seanergy Maritime.
     Neither Seanergy nor Seanergy Maritime was a party to the stock purchase agreement and neither was involved in the negotiation of the purchase price. Accordingly, Seanergy and Seanergy Maritime believe that the fair value of the founding shares and private placement warrants sold by the Zafets to the Restis affiliate shareholders was the contractual purchase price of $25,000,000. In addition, because none of Seanergy Maritime, Seanergy or the founding shareholders other than the Zafets was a party to the stock purchase agreement, the parties to the stock purchase agreement could not and did not enter into a voting agreement. The Voting Agreement was entered into in connection with the Master Agreement between Seanergy Maritime and the certain nominees of the sellers, among others.
Sublease Agreement
     We lease our executive office space in Athens, Greece pursuant to the terms of a sublease agreement between Seanergy Management and Waterfront, a company which is beneficially owned by Victor Restis. The sublease fee is Euro 504,000 per annum. The initial term is from November 17, 2008 to November 16, 2011. We have the option to extend the term until February 2, 2014. The premises are approximately 1,000 square meters in a prime location in the Southern suburbs of Athens. The agreement includes furniture and parking space.

Vgenopoulos and Partners
     Mr. Ioannis Tsigkounakis, a former member of our board of directors, is a partner of Vgenopoulos and Partners. During the fiscal years ended December 31, 2009 and 2008, Seanergy Maritime paid Mr. Tsigkounakis’ law firm $20,465 and $340,000, respectively. On November 30, 2009, we announced that Mr. Tsigkounakis had resigned from our board of directors.
BET Shareholders Agreement
     In connection with the closing of our purchase of an interest in BET, on August 12, 2009, we entered into a shareholders’ agreement with Mineral Transport, an affiliate of members of the Restis family, which sets forth, among other things, the parties rights with respect to the corporate governance and control of BET’s business and operations and the ownership and transfer of the stock owned by the two shareholders.
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
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
          The table below sets forth, for the calendar periods indicated, the high and low sales prices on the American Stock Exchange or the NASDAQ Stock Market for the common stock, warrants and units of the Company, as applicable:

	Common Stock*		Warrants*		Units*
	High	Low	High	Low	High	Low
Annual highs and lows
2007	$9.67	$9.26	$1.66	$1.13	$10.94	$9.83
2008	$10.00	$3.15	$2.62	$0.11	$11.90	$6.50
2009	$5.35	$2.93	$0.28	$0.06	N/A	N/A
Quarterly highs and lows
2008
Quarter ended 03/31/2008	$9.48	$9.01	$1.35	$0.37	$10.61	$9.45
Quarter ended 06/30/2008	$10.00	$9.15	$2.62	$0.42	$12.31	$9.47
Quarter ended 09/30/02008	$10.00	$7.21	$2.50	$0.75	$11.90	$8.70
Quarter ended 12/31/2008	$8.55	$3.15	$0.92	$0.11	$9.10	$6.50
2009
Quarter ended 3/31/2009	$5.35	$3.68	$0.22	$0.06	N/A	N/A
Quarter ended 6/30/2009	$4.50	$3.25	$0.28	$0.08	N/A	N/A

	Common Stock*		Warrants*		Units*
	High	Low	High	Low	High	Low
Quarter ended 9/30/2009	$4.94	$3.56	$0.28	$0.18	N/A	N/A
Quarter ended 12/31/2009	$4.50	$2.93	$0.24	$0.18	N/A	N/A
Monthly highs and lows
2009
September 2009	$4.8	$4.01	$0.289	$0.18	N/A	N/A
October 2009	$4.50	$3.69	$0.22	$0.18	N/A	N/A
November 2009	$3.99	$3.30	$0.24	$0.18	N/A	N/A
December 2009	$4.35	$2.93	$0.23	$0.189	N/A	N/A
January 2010	$2.99	$1.20	$0.20	$0.10	N/A	N/A
February 2010	$1.32	$1.05	$0.09	$0.05	N/A	N/A

*	See Item 9C.
B. Plan of Distribution
Not applicable.
C. Markets
          Seanergy Maritime’s common stock, warrants and units were previously listed on the American Stock Exchange. On October 15, 2008, Seanergy Maritime’s common stock and warrants commenced trading on the NASDAQ Stock Market. Seanergy Maritime’s units were separated prior to being listed on the NASDAQ Stock Market and, therefore, were not listed on the NASDAQ Stock Market. Seanergy Maritime’s units stopped trading on the American Stock Exchange on October 14, 2008 and were not listed on the NASDAQ Stock Market. Following the dissolution of Seanergy Maritime, our common stock and warrants started trading on the NASDAQ Stock Market on January 28, 2009.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
     A. Share Capital
Not applicable.
     B. Memorandum and Articles of Incorporation
     The information required herein was provided in the Registration Statement on Form F-1 (File No. 333-161961) previously filed by us with the Securities and Exchange Commission and is incorporated herein by Reference.

     C. Material contracts
Master Agreement dated as of May 20, 2008 among Seanergy Maritime Corp., Seanergy Merger Corp., the entities listed on Schedule 1 hereto and the entities listed on Schedule 2 hereto ; Amendment to Master Agreement dated July 25, 2008.
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
          On May 20, 2008, we entered into a memorandum of agreement with Kalistos Maritime S.A., pursuant to which we agreed to purchase the M/V Davakis G , a 2008-built secondhand Supramax vessel for a total purchase price of $88,500,000. The M/V Davakis G was delivered on August 28, 2008.
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
          On May 20, 2008, we entered into a memorandum of agreement with Pavey Services Ltd., pursuant to which we agreed to purchase the M/V Bremen Max, a 1993-built secondhand Panamax vessel for a total purchase price of $62.50 million. The M/V Bremen Max was delivered on September 11, 2008.
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
Management Agreement dated as of May 20, 2008 among Seanergy Management Corp. and EST.
          Under the terms of the Management Agreement, EST performs certain duties that include general administrative and support services necessary for the operation and employment of all vessels owned by all subsidiaries of Seanergy, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Seanergy’s instructions, sale and purchase of vessels. Under the terms of the Management Agreement, EST was initially entitled to receive a daily fee of Euro 416.00 per vessel until December 31, 2008, which fee may thereafter be increased annually by an amount equal to the percentage change during the preceding period in the Harmonised Indices of Consumer Prices. All Items for Greece published by Eurostat from time to time. Such fee is payable monthly in advance on the first business day of each following month. The fee has been increased to Euro 425.00 per vessel through December 31, 2009.
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
Voting Agreement dated as of May 20, 2008 among Seanergy Maritime Corp., Mr. Panagiotis Zafet, Mr. Simon Zafet, certain of our shareholders who are affiliated with members of the Restis family, or referred to as Restis affiliate shareholders, Seanergy Maritime’s founding shareholders, and Messrs. Georgios Koutsolioutsos, Alexios Komninos, Ioannis Tsigkounakis, Dale Ploughman, Kostas Koutsoubelis, Elias Culucundis, Christina Anagnostara, George Taniskidis, Kyriakos Dermatis, Alexander Papageorgiou, Dimitrios Panagiotopoulos, and George Tsimpis; Amendment to Voting Agreement dated July 25, 2008; Second Amendment to Voting Agreement dated August 21, 2008; Third Amendment to Voting Agreement dated August 27, 2008; Fourth Amendment to Voting Agreement dated November 20, 2008.
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
Convertible Unsecured Promissory Note in the Aggregate Principal Amount of $28,250,000 (face value) in favor each of the Investors set forth in Schedule 1 attached to such note.
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
Shareholders Agreement dated August 12, 2009 between Seanergy and Mineral Transport
          In connection with the closing of our purchase of an interest in BET, we entered into a shareholders agreement with Mineral Transport, which sets forth, among other things, the parties’ rights with respect to the corporate governance and control of BET’s business and operations and the ownership and transfer of the stock owned by the two shareholders.
          The shareholders agreement provides for a board of directors composed of five directors, of which we have the right to appoint three directors and Mineral Transport has the right to appoint two directors. If at any time the size of the board is increased, each of the shareholders has the right to appoint additional directors; provided, however, that we will always have the right to appoint one more director than Mineral Transport. Each shareholder has the right to remove, and appoint the replacement of, any of its board appointees. We also have the right to have one of our director appointees serve as BET’s president or managing director, as applicable. The Board of Directors has the power to direct the operating, investing and financing activities of BET.
          The shareholders agreement further provides that certain actions, including, but not limited to, the borrowing and repayment of funds from a shareholder, the increase in the authorized number of, or the acceptance of subscriptions for, shares of BET’s common stock, and the dissolution and winding down of the affairs of BET, require the consent of both the shareholders.
          Commencing one year after the effective date of the shareholders agreement, each shareholder (the “Offeror”) has the right, by giving notice to BET and the other shareholder (the “Offeree”), to force the Offeree to either sell all of its shares, or to buy all of the shares of the Offeror, at the price set by the Offeror. The Offeree shall have 60 days to make its election and the purchase and sale of the shares shall close no later than 30 days after the expiration of the 60-day period referenced above. During the pendency of any purchase and sale, all actions of the board of directors shall require the unanimous consent of the directors. In the event that the buyer of the shares does not close on the purchase the seller shall have the right by giving written notice to the buyer to (i) treat the offer price due for its shares as a debt and to take whatever action may be necessary and reasonable (including legal action) to recover such amounts; or (ii) purchase the shares of buyer at the offer price. If either the buyer or seller of shares defaults in its obligations to complete the purchase and sale in accordance with the preceding sentence, the shareholders agreement will be terminated and BET will commence winding down.
          Other than as described above, there were no material contracts, other than contracts entered into in the ordinary course of business, to which the Company was a party during the two year period immediately preceding the date of this report.

     D. Exchange controls
     Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our shares
     E. Taxation
     The following is a summary of the material U.S. federal and Marshall Islands income tax consequences of the ownership and disposition of our common stock. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our common stock that is treated for U.S. federal income tax purposes as:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable
     If you are not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “Non-U.S. Holders.”
     This summary is based on the Code, its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.
     This summary does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that will own and hold our common stock as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:
•	financial institutions or “financial services entities”;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons that hold our warrants;

•	persons that hold our common stock or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.
     This summary does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common stock through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.
     We have not sought, nor will we seek, a ruling from the Internal Revenue Service, or the IRS, as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.
     Because of the complexity of the tax laws and because the tax consequences to any particular houlder of our common stock may be affected by matters not discussed herein, each such holder is urged to consult with its tax advisor with respect to the specific tax consequences of the ownership and disposition of our common stock, including the applicability and effect of state, local and non-U.S. tax laws, as well as U.S. federal tax laws.
United States Federal Income Tax Consequences
Taxation of Operating Income: In General
     Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain US territories and possessions, constitutes income from sources within the United States, which we refer to as “U.S.-Source Gross Transportation Income” or “USSGTI.”
     Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. US law prohibits us from engaging in transportation that produces income considered to be 100% from sources within the United States.
     Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.
     In the absence of exemption from tax under Section 883, our USSGTI would be subject to a 4% tax imposed without allowance for deductions as described below.
Exemption of Operating Income from United States Federal Income Taxation
     Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:
•	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

either

•	more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” that are persons (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, and (ii) who comply with certain documentation requirements, which we refer to as the “50% Ownership Test,” or

•	our stock is primarily and regularly traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”
     The jurisdictions where we and our ship-owning subsidiaries are incorporated grant “equivalent exemptions” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
     For the 2008 tax year, we claimed the benefits of the Section 883 tax exemption for our ship-owning subsidiaries on the basis of the Publicly-Traded Test.
     For 2009 and subsequent tax years, we anticipate that we will need to satisfy the Publicly-Traded Test in order to qualify for benefits under Section 883. Our ability to satisfy the Publicly-Traded Test is discussed below.
     The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Our common stock, our sole class of our issued and outstanding stock, is “primarily traded” on the NASDAQ Global Market, which is an established securities market for these purposes.
     The regulations also require that our stock be “regularly traded” on an established securities market. Under the regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the “listing threshold.” Our common stock, our sole class of issued and outstanding stock, is listed on the NASDAQ Global Market, and accordingly, we will satisfy this listing requirement.
     The regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if we do not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.
     Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, who we refer to as “5% Shareholders.” We refer to this restriction in the regulations as the “Closely-Held Test.” The Closely-Held Test will not disqualify us, however, if we can establish that our qualified 5% Shareholders own sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year, which we refer to as the exception to the Closely-Held Test.

     Establishing such qualification and ownership by our direct and indirect 5% Shareholders will depend on their meeting the requirements of one of the qualified shareholder tests, set out under the regulations applicable to 5% Shareholders, and compliance with certain ownership certification procedures by each intermediary or other person in the chain of ownership between us and such qualified 5% Shareholders. Further, the regulations require, and we must certify, that no person in the chain of qualified ownership owns shares used for qualification that are registered to “bearer” rather than in nominal form.
     For purposes of being able to determine our 5% Shareholders, the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
     There can be no assurance regarding whether we will be subject to the Closely-Held Test for any year or whether in circumstances where it would otherwise apply we will be able to qualify for the exception to the Closely-Held Test. For this and other reasons, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for any year.
Taxation in Absence of Exemption
     To the extent the benefits of Section 883 are unavailable, our USSGTI, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, otherwise referred to as the “4% Tax.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
     To the extent the benefits of the Section 883 exemption are unavailable and our USSGTI is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.
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
     We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.
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
United States Tax Taxation Related to the BET Fleet
     As further described in “Item 4. Information on the Company — A. History and Development of the Company” of this annual report, on August 12, 2009, we closed on the acquisition of a 50% controlling interest in BET from Constellation Bulk Energy Holdings, Inc. During the course of Mineral Transport Holdings, Inc.’s joint venture with Constellation Bulk Energy Holdings, Inc. and its parent corporation, Constellation Energy Group, Inc., for the operation of the BET fleet, BET failed to timely file an election to be treated as a disregarded entity for US tax purposes, which is commonly referred to as a “check-the-box” election. Without this check-the-box election, the USSGTI of each ship-owning corporation in the BET fleet will be subject to the 4% Tax on its USSGTI for the 2008 and 2009 tax years since the ship-owning corporations cannot otherwise qualify for Section 883 relief under the Section 883 regulations.
     Concurrent with the BET acquisition, BET requested the IRS’ permission to make a check-the-box election after the fact as if the check-the-box election was made at the formation of BET, which we call “9100 relief” after the Code’s regulatory section that describes the conditions for making such a request. Along with the BET acquisition and the 9100 relief application, Constellation Energy Group, Inc., BET, Mineral Transport, and we entered into an indemnification agreement. The indemnification agreement states in part that Constellation Energy Group, Inc. will indemnify us for any costs and unfavorable tax consequences resulting from the failure of BET to make the check-the-box election. As part of the indemnification agreement, Constellation Energy Group, Inc. has deposited with a third party an amount that will cover any potential tax cost from the failure to make the check-the-box election for the 2008 and 2009 tax years. The indemnification agreement specifies that this money will be returned to Constellation Energy Group, Inc. either after any amounts necessary to cover the relevant tax obligations and fees have been paid or if the IRS permits the check-the-box election and grants a refund of the tax payments, since the BET ship-owning companies will then qualify for a US tax exemption under Section 883.
     If the IRS decides not to grant the 9100 relief to allow BET to make a check-the-box election after the fact, then the BET fleet’s ship-owning companies will be required to pay the 4% Tax on their USSGTI for the 2008 through 2009 tax years. Constellation Energy Group, Inc. already paid the 4% Tax on the USSGTI for the one ship-owning company in the BET group of companies that earned USSGTI during 2008, and as stated in the preceding paragraph, Constellation Energy Group, Inc. deposited amounts with a third party to cover any 4% tax due on the 2009 USSGTI earned by BET vessels.
     However, if the IRS decides not to grant the 9100 relief, then our ability to exempt the BET vessels’ USSGTI from US taxation for the 2010 tax year onward will depend on the ability of our affiliated 50% owner of the BET vessels, Mineral Transport, to qualify for a US tax exemption under the 50% Ownership Test of the Section 883 regulations discussed above under the heading, “Exemption of Operating Income from United States Federal Income Taxation.” While Mineral Transport qualifies for a US tax exemption under the Section 883 regulations at this time, allowing us to claim a US tax exemption on income we receive from the BET fleet if the IRS decides not to grant the 9100 relief, we can give no assurance that Mineral Transport will continue to so qualify.
Passive Foreign Investment Company Regulations
United States Federal Income Taxation of U.S. Holders
     Taxation of Distributions Paid on Common Stock. Subject to the passive foreign investment company, or PFIC, rules discussed below, a U.S. Holder generally will be required to include in gross income the amount of any distribution paid on our common stock. A distribution on such common stock should be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we are not a U.S. corporation, such dividend should not be eligible for the dividends-

received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits should be applied against and reduce the U.S. Holder’s tax basis in our common stock (but not below zero) and, to the extent in excess of such basis, should be treated as capital gain from the sale or exchange of such common stock.
     With respect to non-corporate U.S. Holders of our common stock, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower rate applicable to long-term capital gains (see the section entitled “— Taxation on the Disposition of Common Stock,” below) provided that (1) our common stock is readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS guidance, for purposes of clause (1) above, common stock is considered to be readily tradable on an established securities market in the United States only if it is listed on certain exchanges, which include the NASDAQ Stock Market. We expect that our stock will be listed on the NASDAQ Stock Market. Nevertheless, you should consult with your own tax advisors regarding the availability of the lower capital gains tax rate for any dividends paid with respect to our common stock.
Taxation on the Disposition of Common Stock
     Upon a sale or other taxable disposition of our common stock (which, in general, would include a redemption of our common stock), and subject to the PFIC rules discussed below, a U.S. Holder generally should recognize capital gain or loss in an amount equal to the difference between the amount realized on such disposition and the U.S. Holder’s tax basis in the common stock.
     Capital gains recognized by a U.S. Holder generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by a non-corporate U.S. Holder are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011, and 20% thereafter. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period under the Code for the common stock exceeds one year. The deductibility of capital losses is subject to various limitations.
     Passive Foreign Investment Company Rules. A foreign corporation will be a PFIC if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any company in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets.
     Based on the current and expected composition of the assets and income of us and our subsidiaries, it is not anticipated that we will be treated as a PFIC. For purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income — in particular, the vessels — should not constitute passive assets for purposes of determining whether we are a PFIC. IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes support this position. However, a recent case reviewing the deductibility of commissions by a foreign sales corporation decided that time charter income constituted rental income under the law due to specific characteristics of the time charters in that case. Tidewater Inc. v. U.S., 565 F.3d 299 (5th Cir., Apr. 13, 2009). While the IRS believed in the Tidewater case that the time charter income should be considered services income, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs and time charter income, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

     If we were a PFIC for any taxable year during which a U.S. Holder held our common stock, and such U.S. Holder did not make a timely qualified electing fund, or QEF, election for the first taxable year of its holding period for the common stock or mark-to-market election, as described below, such holder should be subject to special rules with respect to:
•	any gain realized by the U.S. Holder on the sale or other taxable disposition of our common stock; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such holder during a taxable year that are greater than 125% of the average annual distributions received by such holder in respect of our common stock during the three preceding taxable

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the common stock;

•	the amount allocated to the taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to any taxable year prior to the first taxable year in which we are a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year.
     In addition, if we were a PFIC, a distribution to a U.S. Holder that is characterized as a dividend and is not an excess distribution generally should not be eligible for the reduced rate of tax applicable to certain dividends paid before 2011 to non-corporate U.S. Holders, as discussed above. Furthermore, if we were a PFIC, a U.S. Holder that acquires our common stock from a deceased U.S. Holder who dies before January 1, 2010, generally should be denied the step-up of U.S. federal income tax basis in such stock to their fair market value at the date of the deceased holder’s death. Instead, such U.S. Holder would have a tax basis in such stock equal to the deceased holder’s tax basis, if lower.
Taxation of U.S. Holders Making a Timely QEF Election
     In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect of our common stock by making a timely QEF election to include in income such holder’s pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.
     The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections may only be made by filing a protective statement with such return or with the consent of the IRS.
     In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. There is no assurance, however, that we will have timely knowledge of our status as a PFIC in the future or that we will be willing or able to provide a U.S. Holder with the information needed to support a QEF election.
     If a U.S. Holder makes a QEF election with respect to our common stock, and the special tax and interest charge rules do not apply to such stock (because of a timely QEF election for the first tax year of the U.S. Holder’s holding period for such stock or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of such stock generally should be taxable as capital gain and no interest charge should be imposed. As discussed above, if a U.S. Holder has made a QEF election, such holder should be currently taxed on its pro rata share of our earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend. The U.S. Holder’s tax basis in shares will be increased by amounts that are included in income pursuant to the QEF election and decreased by amounts distributed but not taxed as dividends under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a PFIC with respect to which a QEF election was made.
     Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally should apply for subsequent years if the U.S. Holder held our common stock while we were a PFIC, whether or not we met the test for PFIC status in those subsequent years. However, if a U.S. Holder makes the QEF election discussed above for the first tax year in which the such holder holds (or is deemed to hold) our common stock and for which we are determined to be a PFIC, such holder should not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above with respect to such stock. In addition, such U.S. Holder should not be subject to the QEF inclusion regime with respect to such stock for the tax years in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of the tax years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our common stock, the PFIC rules discussed above will continue to apply to such stock unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such stock attributable to the pre-QEF election period.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
     Alternatively, if a U.S. Holder owns common stock in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election. If the U.S. Holder makes a valid mark-to-market election for the first tax year in which the U.S. Holder holds (or is deemed to hold) our common stock and for which we are determined to be a PFIC, such holder generally should not be subject to the PFIC rules described above in respect of such common stock. Instead, the U.S. Holder generally should include as ordinary income each year the excess, if any, of the fair market value of our common stock at the end of such holder’s taxable year over its adjusted tax basis in our common stock. The U.S. Holder also should be allowed to take an ordinary loss in respect of the excess, if any, of its tax basis in our common stock over the fair market value of such stock at the end of such holder’s taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s tax basis in our common stock will be adjusted to reflect any such income or loss amounts, and any further gain realized on a sale or other taxable disposition of the common stock should be treated as ordinary income.
     The mark-to-market election generally is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission (e.g., the NASDAQ Stock Market) or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While we expect that our common stock will be regularly traded on the NASDAQ Stock Market, there can be no assurance of that. U.S. Holders should consult with their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of our common stock under their particular circumstances.
     If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder generally should be deemed to own a portion of the shares of such lower-tier PFIC and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. There is no assurance, however, that we will have timely knowledge of the status of any such subsidiary as a PFIC in the future or that we will be willing or able to provide a U.S. Holder with the information needed to support a QEF election with respect to a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.
     If a U.S. Holder owns (or is deemed to own) stock in a PFIC during any year, such holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made).

     The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their own tax advisors concerning the application of the PFIC rules to our common stock under their particular circumstances.
Taxation of U.S. Holders Making Not Making a Timely QEF or Mark-to-Market Election
     Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:
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
United States Federal Income Taxation of Non-U.S. Holders
     Dividends paid to a Non-U.S. Holder with respect to our common stock generally should not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).
     In addition, a Non-U.S. Holder generally should not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our common stock unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case such gain from United States sources may be subject to tax at a 30% rate or a lower applicable tax treaty rate).
     Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally should be subject to tax in the same manner as for a U.S. Holder and, if the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, it also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting
     In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our common stock within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our common stock to or through a U.S. office of a broker by a non-corporate U.S. Holder. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.
     In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally should apply to distributions paid on our common stock to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of our common stock by a non-corporate U.S. Holder, who:
•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.
     A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
     Backup withholding is not an additional tax. Rather, the amount of any backup withholding generally should be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.
Marshall Islands Tax Consequences
     Seanergy is incorporated in the Marshall Islands. Under current Marshall Islands law, Seanergy is not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends by Seanergy to its shareholders, and holders of common stock of Seanergy that are not residents of or domiciled or carrying on any commercial activity in the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of such common stock.
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

     I. Subsidiary information
Not applicable.
Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK
Interest rate risk
          We are subject to interest-rate risk relating to the floating-rate interest on our revolving credit facility and on our term facility with Marfin as well as on our BET loan. These facilities bear interest at LIBOR plus a spread. For the year ended December 31, 2009, the weighted average interest rate was 2.98% and 2.42% for revolving facility and term facility with Marfin respectively. For the year ended December 31, 2009, the weighted average interest rate on the BET loan was 2.28%. A 1% increase in LIBOR would have resulted in an increase in interest expense for the twelve months ended December 31, 2009 of approximately $1.5 million and $0.5 million on the Marfin term loan and on the BET loan, respectively. The resulted increase in interest expense on the Marfin revolving loan for the twelve months ended December 31, 2009 of a 1% increase in LIBOR would be $0.6 million.
          For a description of our derivatives, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Derivatives”.
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
          As of December 31, 2009, we had no open foreign currency exchange contracts.
Inflation
          We do not consider inflation to be a significant risk to direct expenses in the current and foreseeable future.
ITEM 12. KEY DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
          There has been no default of any indebtedness nor is there any arrearage in the payment of dividends securities.
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

ITEM 15. CONTROLS AND PROCEDURES
a) Disclosure Controls and Procedures
          As of December 31, 2009, our Chief Executive Officer and our Chief Financial Officer have conducted an evaluation pursuant to Rules 13a-15(e) and 15d-15(e) described under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
          Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2009.
b) Management’s Annual Report on Internal Control over Financial Reporting
          Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is identified in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).
          Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with the authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.
          Management, including our Chief Executive Officer and our Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, it used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) published in its report entitled Internal Control-Integrated Framework. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2009.
          However, it should be noted that because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements with certainty even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

          We have excluded from our assessment of our internal control over financial reporting, the internal control over financial reporting of BET. We acquired a 50% controlling interest in BET in August 2009 through our right to appoint a majority of the BET Board of Directors as provided in the relevant shareholders’ agreement with Mineral Transport Holdings, Inc. BET’s fleet consists of four Capesize vessels and one Panamax vessel. The total consolidated assets of BET as of December 31, 2009 were $161.7 million, which represented approximately 30% of our consolidated assets as of December 31, 2009. Net revenue of BET for the year ended December 31, 2009, was $14.2 million and represented approximately 16% of our consolidated net revenue for the year ended December 31, 2009. We intend to take the necessary action in order to ensure that for the year ending December 31, 2010 our evaluation of internal control over financial reporting will be appropriately expanded to cover the internal control of BET in accordance with applicable laws of the United States and SEC regulations.
          PricewaterhouseCoopers S.A., our independent registered public accounting firm, has audited the consolidated financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting.
c) Attestation Report of the Registered Public Accounting Firm
          Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting. This report appears on page F-2 of the consolidated financial statements.
d) Changes in Internal Control over Financial Reporting
          There have been no changes in our internal controls over financial reporting during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
          Mr. Dimitrios Panagiotopoulos, a member of our audit committee, has been designated the “Audit Committee Financial Expert” under the SEC rules and the current listing standards of the NASDAQ Marketplace Rules.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
          Weinberg & Company, P.A. (“Weinberg”) audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2007. On December 18, 2008, the Company retained KPMG Certified Auditors A.E. (“KPMG Greece”) as our auditors for the fiscal year ended December 31, 2008. On May 19, 2009 the Company retained PricewaterhouseCoopers, S.A. (PWC) as our auditors for the fiscal year ended December 31, 2009.
          The table below sets forth the total fees for the services performed by PWC and KPMG Greece in 2009 and KPMG Greece and Weinberg in 2008, and identifies these amounts by category of services:

	2009	2008
Audit fees	$1,513,703	$861,402
Audit related fees	—	—
Tax fees	151,885	—
All other fees	23,349	—

Total fees	$1,688,937	$861,402

               Audit fees for 2009 of $1,513,703 related to professional services rendered for the audit of our financial statements for the year ended December 31, 2009 and services performed in connection with the proxy statement, registration of warrants and amendments of our registration statement on Form F-1. Tax fees for 2009 of $151,885 related to tax compliance services rendered to us for the tax year ended December 31, 2009.
               Audit fees for 2008 of $861,402 related to professional services rendered for the audit of our financial statements for the year ended December 31, 2008 and services performed in connection with the proxy statement, registration of warrants and amendments of our registration statement on Form F-1.
               Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT
               Effective December 18, 2008, the audit committee of Seanergy Maritime dismissed Seanergy Maritime’s principal accountant, Weinberg & Company, P.A. (“Weinberg”).
               The termination of Weinberg was not a result of any disagreements with Weinberg on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Weinberg’s report on Seanergy Maritime’s financial statements for the year ended December 31, 2007, period from August 15, 2006 (Inception) to December 31, 2006, and August 15, 2006 (Inception) to December 31, 2007, did not contain an adverse opinion or a disclaimer of opinion nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.
               Further to Seanergy Maritime’s transfer of its accounting functions to Greece, it retained KPMG Certified Auditors AE (“KPMG”) in Athens, Greece as its new independent registered public accounting firm for the fiscal year ending December 31, 2008.
               Effective May 19, 2009, our audit committee dismissed our principal accountant, KPMG.

     The termination of KPMG was not a result of any disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. KPMG’s report on our financial statements for the year ended December 31, 2008, did not contain an adverse opinion or a disclaimer of opinion nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.
     The audit committee selected PricewaterhouseCoopers, S.A. as its independent registered public accounting firm for the fiscal year ending December 31, 2009.
ITEM 16G. CORPORATE GOVERNANCE
     As a foreign private issuer, the Company is exempt from many of the corporate governance requirements other than the requirements regarding the disclosure of a going concern audit opinion, notification of material noncompliance with NASDAQ corporate governance practices, the establishment and composition of an audit committee that complies with SEC Rule 10A-3 and a formal audit committee charter. The practices followed by the Company in lieu of NASDAQ’s corporate governance rules are described below:
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
ITEM 17. FINANCIAL STATEMENTS
See Item 18.
ITEM 18. FINANCIAL STATEMENTS
See Index to Financial Statements on page F-1.
ITEM 19. EXHIBITS

Exhibit
Number	Description
1.1	Form of Amended and Restated Articles of Incorporation(1)

1.2	Form of Amended and Restated By-laws(1)

1.3	Amendment to Amended and Restated Articles(2)

2.1	Specimen Common Stock Certificate(3)

2.2	Specimen Public Warrant Certificate(3)

2.3	Specimen Private Warrant Certificate(3)

2.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant(4)

2.5	Form of Underwriters’ Representatives’ Warrant(5)

4.1	Master Agreement dated as May 20, 2008(1)

4.2	Amendment to Master Agreement dated July 25, 2008(1)

4.3	Memorandum of Agreement relating to the African Oryx dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Valdis Marine Corp., as seller, as amended(1)

4.4	Memorandum of Agreement relating to the African Zebra dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Goldie Navigation Ltd., as seller, as amended(1)

4.5	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Davakis G. (ex. Hull No. KA215) dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Kalistos Maritime S.A., as seller, as amended(1)

4.6	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Hull No. KA216 dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Kalithea Maritime S.A., as seller, as amended(1)

4.7	Memorandum of Agreement relating to the Bremen Max dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Pavey Services Ltd., as seller, as amended(1)

4.8	Memorandum of Agreement relating to the Hamburg Max dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Shoreline Universal Limited, as seller, as amended(1)

4.9	Management Agreement dated as of May 20, 2008(1)

4.10	Brokerage Agreement dated as of May 20, 2008(1)

4.11	Voting Agreement dated as of May 20, 2008(1)

4.12	Amendment to Voting Agreement dated July 25, 2008(1)

4.13	Second Amendment to Voting Agreement dated August 21, 2008(6)

4.14	Third Amendment to Voting Agreement dated August 27, 2008(7)

4.15	Fourth Amendment to Voting Agreement dated November 20, 2008(7)

4.16	Form of Convertible Unsecured Promissory Note(1)

4.17	Form of Plan of Dissolution and Liquidation(1)

4.18	Form of Stock Escrow Agreement(4)

4.19	Form of Joinder Agreement(3)

4.20	Share Purchase Agreement dated July 14, 2009 between registrant and Constellation Bulk Energy Holdings, Inc.(5)

4.21	Shareholders’ Agreement dated August 12, 2009 between Seanergy and Mineral Transport Holdings(5)

4.22	Amendment to Convertible Promissory Note dated August 28, 2009(5)

4.23	Loan Agreement dated August 27, 2008 between Seanergy and Marfin Bank of Greece, S.A.(5)

4.24	Amendment No. 1 to Loan Agreement dated September 9, 2009(5)

4.25	Second Supplement Agreement dated September 30, 2009 relating to and including the Loan Agreement dated June 26, 2007 between BET and Citibank, as amended and supplemented by a supplemental agreement dated October 16, 2007 and a supplemental letter dated July 10, 2008 and as further amended and restated by a supplemental agreement dated September 30, 2009.(5)

4.26	Amendment No. 2 to Loan Agreement dated November 13, 2009(5)

8.1	List of Subsidiaries(5)

12.1	Section 302 Certification of Chief Executive Officer(8)

12.2	Section 302 Certification of Chief Financial Officer(8)

13.1	Section 906 Certificate of Chief Executive Officer(8)

13.2	Section 906 Certificate of Chief Financial Officer(8)

15.1	Letter From KPMG Certified Auditors AE dated September 17, 2009, addressed to the SEC provided in connection with change in independent registered public accountants(5)

(1)	Incorporated by reference to the corresponding agreement in the Annex filed with Seanergy Maritime’s proxy statement on Form 6-K filed with the SEC on July 31, 2008.

(2)	Incorporated by reference to the corresponding agreement in the Exhibit filed with Seanergy Form F-1 filed with the SEC on August 28, 2009.

(3)	Incorporated by reference to the corresponding agreement in the Exhibit filed with Seanergy’s Form F-1 filed with the SEC on January 15, 2009.

(4)	Incorporated by reference to the corresponding agreement in the Exhibit filed with Seanergy Maritime’s Form F-1 filed with the SEC on July 10, 2007.

(5)	Incorporated by reference to the corresponding agreement in the Exhibit filed with Seanergy Maritime’s Form F-1 (File No. 333-161961).

(6)	Incorporated by reference to the corresponding agreement in the Annex filed with Seanergy Maritime’s supplemental proxy statement on Form 6-K filed with the SEC on August 22, 2008.

(7)	Incorporated by reference to the corresponding agreement in the Exhibit filed with Seanergy’s Form F-1 filed with the SEC on December 12, 2008.

(8)	Filed herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEANERGY MARITIME HOLDINGS CORP.
By:	/s/ DALE PLOUGHMAN
	Name:	Dale Ploughman
	Title:	Chief Executive Officer

Dated: March 24, 2010

Seanergy Maritime Holdings Corp.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Seanergy Maritime Holdings Corp.
In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, equity and cash flows present fairly, in all material respects, the financial position of Seanergy Maritime Holdings Corp. and its subsidiaries (the “Company”) at December 31, 2009, and the results of their operations and their cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting” appearing in Item 15(B) of the Company’s 2009 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As described in “Management’s annual report on internal control over financial reporting”, management has excluded Bulk Energy Transport (Holdings) Limited from its assessment as of December 31, 2009 because it was acquired by the Company in a purchase business combination during 2009. We have also excluded Bulk Energy Transport (Holdings) Limited from our audit of internal control over financial reporting. The total assets of Bulk Energy Transport (Holdings) Limited (a consolidated subsidiary of the Company) as of December 31, 2009 were $161.7 million, which represented approximately 30% of consolidated total assets. Vessel revenue, net of Bulk Energy Transport (Holdings) Limited was $14.2 million and represented approximately 16.1% of consolidated vessel revenue, net for the year ended December 31, 2009.
As discussed in Note 2(ae) to the consolidated financial statements, the Company changed the manner in which it accounts for business combinations and non-controlling interests in 2009.
/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 24, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of
Seanergy Maritime Holdings Corp.:
We have audited the accompanying consolidated balance sheet of Seanergy Maritime Holdings Corp. and its subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
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
/s/ KPMG Certified Auditors AE
Athens, Greece
March 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of:
Seanergy Maritime Corp.
We have audited the accompanying statements of income, shareholders’ equity and cash flows of Seanergy Maritime Corp. (the “Company”) for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Seanergy Maritime Corp. for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
/s/ Weinberg & Company, P.A.
Boca Raton, Florida
March 12, 2008

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2009 and 2008
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Notes	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	5	63,607	27,543
Accounts receivable trade, net		495	—
Due from related parties	6	265	577
Inventories		1,126	872
Prepaid insurance expenses		623	574
Prepaid expenses and other current assets — related parties	4	58	248
Insurance claims	26	1,260	—
Other current assets		39	—

Total current assets		67,473	29,814

Fixed assets:
Vessels, net	7	444,820	345,622
Office equipment, net	7	20	9

Total fixed assets		444,840	345,631

Other assets
Goodwill	27	17,275	—
Deferred charges	8	8,684	2,757
Other non-current assets		180	—

TOTAL ASSETS		538,452	378,202

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	11	33,206	27,750
Trade accounts and other payables		990	674
Due to underwriters		19	419
Accrued expenses	24	1,719	541
Accrued interest		1,508	166
Accrued charges on convertible promissory note due to shareholders	10	—	420
Financial instruments	23	3,556	—
Deferred revenue — related party	9	894	3,029
Deferred revenue	9	246	—

Total current liabilities		42,138	32,999

Long-term debt, net of current portion	11	267,360	184,595
Financial instruments	23	1,550	—
Below market acquired time charters	25	585	—
Convertible promissory note due to shareholders	10	—	29,043

Total liabilities		311,633	246,637

Commitments and contingencies	15	—	—

EQUITY
Seanergy shareholder’s equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued		—	—
Common stock, $0.0001 par value; 200,000,000 and 89,000,000 authorized shares as at December 31, 2009 and 2008, respectively; 33,255,170 and 22,361,227 shares, issued and outstanding as at December 31, 2009 and 2008, respectively	12	3	2
Additional paid-in capital		213,232	166,361
Accumulated deficit		(4,746)	(34,798)

Total Seanergy shareholders’ equity		208,489	131,565

Noncontrolling interest		18,330	—

Total equity		226,819	131,565

TOTAL LIABILITIES AND EQUITY		538,452	378,202

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Income
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Notes	2009	2008	2007
Revenues:
Vessel revenue — related party	16	83,903	35,333	—
Vessel revenue		6,340	—	—
Commissions — related party	3	(2,226)	(880)	—
Commissions		(120)	—	—

Vessel revenue, net		87,897	34,453	—

Expenses:				—
Direct voyage expenses	17	(753)	(151)	—
Vessel operating expenses	18	(16,222)	(3,180)	—
Voyage expenses — related party	3	(1,119)	(440)	—
Management fees — related party	3	(1,715)	(388)	—
General and administration expenses	19	(5,928)	(2,161)	(445)
General and administration expenses - related party	20	(742)	(109)	—
Amortization of deferred dry-docking costs	8	(1,045)	—	—
Depreciation	7	(26,812)	(9,929)	—
Goodwill impairment loss	27	—	(44,795)	—
Vessels’ impairment loss		—	(4,530)	—
Gain from acquisition of subsidiary	1	6,813	—	—

Operating income (loss)		40,374	(31,230)	(445)

Other income (expense), net:
Interest and finance costs	21	(7,230)	(3,895)	(45)
Interest and finance costs — shareholders	8, 10	(386)	(182)	(13)
Interest income — money market funds	22	430	3,361	1,948
Loss on interest rate swaps	23	(1,575)	—	—
Foreign currency exchange losses, net		(44)	(39)	—

		(8,805)	(755)	1,890

Net income (loss)		31,569	(31,985)	1,445

Less: Net income attributable to the noncontrolling interest		1,517	—	—

Net income (loss) attributable to Seanergy Maritime Holdings Corp. Shareholders		30,052	(31,985)	1,445

Net income (loss) per common share
Basic	14	1.16	(1.21)	0.12

Diluted	14	1.00	(1.21)	0.10

Weighted average common shares outstanding
Basic	14	25,882,967	26,452,291	11,754,095

Diluted	14	30,529,281	26,452,291	15,036,283

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Equity
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

				Retained
	Common stock		Additional	earnings/	Total Seanergy
		Par	paid-in	(Accumulated	shareholders’	Noncontrolling	Total
	# of Shares	Value	capital	deficit)	equity	interest	equity
Balance, January 1, 2007	7,264,893	1	24	(4)	21	—	21

Shares surrendered and cancelled	(1,764,893)	—	—	—	—	—	—
Sales of shares and warrants in private placement and public offering, net of offering costs of $18,063	23,100,000	2	227,350	—	227,352	—	227,352
Capital contributed by founding shareholders	—	—	400	—	400	—	400
Shares reclassified to “Common stock subject to mandatory redemption”	—	—	(80,849)	—	(80,849)	—	(80,849)
Net income for the year ended December 31, 2007	—	—	—	1,445	1,445	—	1,445

Balance, December 31, 2007	28,600,000	3	146,925	1,441	148,369	—	148,369

Net (loss) for the year ended December 31, 2008	—	—	—	(31,985)	(31,985)	—	(31,985)
Dividends paid (Note 13)	—	—	—	(4,254)	(4,254)	—	(4,254)
Reclassification of common stock no longer subject to redemption (Note 12)	(6,370,773)	—	17,144	—	17,144	—	17,144
Reversal of underwriter fees forfeited to redeeming shareholders (Note 12)	—	—	1,433	—	1,433	—	1,433
Liquidation and dissolution common stock exchange	—	(1)	1	—	—	—	—
Warrants exercised (Note 12)	132,000	—	858	—	858	—	858

Balance, December 31, 2008	22,361,227	2	166,361	(34,798)	131,565	—	131,565

Issuance of common stock to convert promissory note (Note 10)	6,585,868	1	29,596	—	29,597	—	29,597
Issuance of common stock due to earn-out (Notes 1 and 27)	4,308,075	—	17,275	—	17,275	—	17,275
Gain from acquisition (Note 1)	—	—	—	—	—	6,813	6,813
Noncontrolling interest contribution	—	—	—	—	—	10,000	10,000
Net income for the year ended December 31, 2009	—	—	—	30,052	30,052	1,517	31,569

Balance, December 31, 2009	33,255,170	3	213,232	(4,746)	208,489	18,330	226,819

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	2009	2008	2007
Cash flows from operating activities:
Net income (loss)	31,569	(31,985)	1,445
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Impairment of goodwill		44,795	—
Impairment of vessels		4,530	—
Depreciation	26,812	9,929	—
Amortization of deferred finance charges	696	224	—
Amortization of deferred dry-docking costs	1,045	—	—
Deferred dry-docking costs	(7,119)	—	—
Change in fair value of financial instruments	189	—	—
Amortization of acquired time charters	(125)	—	—
Gain on acquisition	(6,813)	—	—
Changes in operating assets and liabilities:
(Increase) decrease in -
Due from related parties	1,760	(577)	—
Inventories	1,222	(872)	—
Trade accounts and other receivables	(263)	—	—
Insurance claims	(1,159)	—	—
Other current assets	59	—	—
Other non-current assets	(180)	—	—
Prepaid insurance expenses	719	(495)	(60)
Prepaid expenses and other current assets – related parties	190	(248)	—
Trade accounts and other payables	(3,299)	86	155
Due to underwriters	(400)	(3,555)	46
Accrued expenses	(885)	541	—
Accrued charges on convertible note due to shareholders	670	132	(1)
Premium amortization on convertible note due to shareholders	(379)	—	—
Accrued interest	1,176	166	—
Deferred revenue – related party	(2,523)	3,029	—
Deferred revenue	246	—	—

Net cash provided by operating activities	43,208	25,700	1,585

Cash flows from investing activities:
Acquisition of business, net of cash acquired	36,374	(375,833)	—
Increase in trust account from interest earned on funds held in trust	—	—	(1,923)
Funds placed in (used from) trust account from offerings	—	232,923	(231,000)
Additions to office furniture and equipment	(21)	(9)	—

Net cash provided by (used in) investing activities	36,353	(142,919)	(232,923)

Cash flows from financing activities:
Gross proceeds from private placement	—	—	14,415
Gross proceeds from public offering	—	—	231,000
Payment of offering costs	—	—	(11,796)
Redemption of common shares	—	(63,705)	—
Proceeds from warrants exercised	—	858	—
Proceeds from long term debt and revolving facility	—	219,845	—
Repayment of long term debt	(54,878)	(7,500)	—
Dividends paid	—	(4,254)	—
Repayment of shareholders’ loans	—	—	(451)
Advances from shareholders, net	—	—	25
Restricted cash withdrawals	1,381	—	—
Noncontrolling interest contribution	10,000	—	—

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2008 and 2007
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	2009	2008	2007
Deferred finance charges	—	(2,693)	—

Net cash provided by (used in) financing activities	(43,497)	142,551	233,193

Net increase in cash and cash equivalents	36,064	25,332	1,855
Cash and cash equivalents at beginning of period	27,543	2,211	356

Cash and cash equivalents at end of period	63,607	27,543	2,211

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for:
Interest	6,447	3,402	14

Non-cash transactions
Year ended December 31, 2009
(a) Conversion of the promissory note (note 10)
(b) additional contingent consideration (note 1)
Year ended December 31, 2008
Issuance of the promissory note (note 10)
The accompanying notes are an integral part of these consolidated financial statements

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
1.	Basis of Presentation and General Information:
     Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”), originally Seanergy Merger Corp., was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, as a wholly owned subsidiary of Seanergy Maritime Corp. Seanergy Maritime Corp., originally Seanergy Maritime Acquisition Corp., was formed on August 15, 2006, under the laws of the Republic of the Marshall Islands with executive offices located in Athens, Greece. On August 28, 2008, the Company completed a business combination with the acquisition, through its designated nominees, of six dry bulk vessels. On that date, the Company took delivery of the M/V Davakis G., the M/V Delos Ranger and the M/V African Oryx. On September 11, 2008, the Company took delivery, through its designated nominee, of the fourth vessel, the M/V Bremen Max. On September 25, 2008, Seanergy took delivery, through its designated nominees, of the final two vessels, the M/V Hamburg Max and the M/V African Zebra. Since the consummation of the business acquisition, the Company has provided global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries for a broad range of dry bulk cargoes, including coal, iron ore, and grains or major bulks, as well as bauxite, phosphate, fertilizers and steel products or minor bulks.
The above acquisition was accounted for under the purchase method of accounting and accordingly, the assets acquired were recorded at their fair values. No liabilities were assumed or other tangible assets acquired. The consideration paid for the business combination, excluding contingent consideration, was recorded at fair value at the date of acquisition and amounted to $404,876 and consisted of cash paid of $367,031, the fair value of a convertible promissory note from a related party of $29,043 and direct transaction costs of $8,802. The fair value of the assets (vessels) acquired amounted to $360,081, thereby resulting in a premium (i.e. non-tax deductible goodwill) of $44,795.
The contingent consideration forming part of the business combination consisted of the issuance of 4,308,075 shares of common stock subject to Seanergy meeting certain target EBITDA during the twelve month period ended September 30, 2009. This target was met and on September 30, 2009, the Company recorded additional consideration of $17,275, equal to the fair value of the 4,308,075 shares, with an increase in goodwill and equity.
The premium (i.e. non-tax deductible goodwill) over the fair value of the tangible assets acquired resulted from the decline in the market value of the dry bulk vessels between the date of entering into the agreements to purchase the business (May 20, 2008) and the actual business acquisition date (August 28, 2008). If the business combination was to take place at the beginning of each of the years 2008 and 2007 instead of the effective date, consolidated revenues (unaudited), net profit (loss) (unaudited) and earnings (loss) per share, basic (unaudited) would have been $76,694, $(20,474) and $(0.92) for 2008 and $35,635, $(47,864) and $(2.15) for 2007, respectively.
The pro-forma adjustments primarily relate to revenue and operating expenses, vessel depreciation, interest income and interest expense, as if the business combination had been consummated at the beginning of each of the 2008 and 2007 years, assuming that the used vessels were fully operating under effective contracts as from the acquisition date and that effective historical revenues under Restis’ family management and assuming that each new building started operations as from the delivery date in 2008. Impairment of goodwill was assumed to be the same in both 2008 and 2007.
On July 15, 2009, the Company entered into an agreement with Constellation Bulk Energy Holdings Inc. (“Seller”) to acquire the Seller’s 50% ownership interest in Bulk Energy Transport (Holdings) Limited (“BET”) for a nominal cash consideration of $1.00. On August 12, 2009, the Company closed on its previously announced agreement to purchase a 50% ownership interest in BET from the Seller. BET’s other equity owner is Mineral Transport Holdings Inc. (“Mineral Transport”), which is an affiliate of members of the Restis family, one of the Company’s major shareholders. On the closing day, the Company also entered into a shareholders’ agreement with Mineral Transport whereby the Company was granted the right to appoint a majority on the board of directors of BET, thus obtaining control of BET. The acquisition was accounted for under the purchase method of accounting and accordingly, the assets acquired and liabilities assumed were recorded at their fair values. The aggregate purchase price for the shares was $1.00. The Company estimated that the fair values of the assets acquired and liabilities assumed at acquisition were as follows:

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
1.	Basis of Presentation and General Information (continued):

Cash	36,374
Restricted cash	1,381
Trade and other receivables	2,844
Inventories	1,476
Vessels	126,000
Current portion of long term debt	(16,573)
Accounts payable and accruals	(5,722)
Acquired time charters	(710)
Derivative instruments	(4,917)
Long term debt net of current portion	(126,527)
Noncontrolling interest	(6,813)

Excess of fair value of assets acquired and liabilities assumed over consideration paid	(6,813)

The excess of the fair value of assets acquired and liabilities assumed over consideration has been recorded as bargain purchase gain and recorded in the line “Gain from acquisition” in the Company’s consolidated statement of income. The bargain purchase gain was a result of the sellers’ intent to divest from shipping operations. BET is a provider of worldwide ocean transportation services through the ownership of five dry bulk carriers. BET was incorporated in December 18, 2006 under the laws of the Republic of the Marshall Islands.
The following pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2009 and 2008, as if the acquisition of BET had occurred at the beginning of each year presented and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of each year presented. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations. The actual results of the operations of BET are included in the consolidated financial statements of the Company only from the date of the acquisition.

	(Unaudited)
	December 31,
	2009	2008
Pro forma revenues	$110,098	$95,480
Pro forma operating income	45,981	3,278
Pro forma net income	37,120	6,382
Pro forma per share amounts:
Basic net income	$1.43	$0.24
Diluted net income	$1.23	$0.18

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
1.	Basis of Presentation and General Information (continued):
     Seanergy’s subsidiaries included in these consolidated financial statements as of December 31, 2009 are as follows:

	Country of	Date of
Company	Incorporation	Incorporation	Vessel name	Date of Delivery
Seanergy Management Corp.(1)	Marshall Islands	May 9 , 2008	N/A	N/A
Amazons Management Inc.(1)	Marshall Islands	April 21 , 2008	Davakis G.	August 28, 2008
Lagoon Shipholding Ltd.(1)	Marshall Islands	April 21, 2008	Delos Ranger	August 28, 2008
Cynthera Navigation Ltd.(1)	Marshall Islands	March 18, 2008	African Oryx	August 28, 2008
Martinique International Corp.(1)	British Virgin Islands	May 14, 2008	Bremen Max.	September 11, 2008
Harbour Business International Corp.(1)	British Virgin Islands	April 1, 2008	Hamburg Max.	September 25, 2008

Waldeck Maritime Co.(1)	Marshall Islands	April 21, 2008	African Zebra	September 25, 2008
Motion Shipholding Corp.(1)	Marshall Islands	September 8, 2009	N/A	N/A
Bulk Energy Transport (Holdings) Limited.(2)	Marshall Islands	December 18, 2006	N/A	N/A
Quex Shipping Inc.(2)	British Virgin Islands	January 3 , 2007	BET Commander	August 13 , 2009
Rossington Marine Corp.(2)	British Virgin Islands	January 3 , 2007	BET Intruder	August 13 , 2009
Rayford Navigation Corp.(2)	British Virgin Islands	January 3 , 2007	BET Prince	August 13 , 2009
Pulford Ocean Inc.(2)	British Virgin Islands	January 3 , 2007	BET Scouter	August 13 , 2009
Lewisham Maritime Inc.(2)	British Virgin Islands	January 3 , 2007	BET Fighter	August 13 , 2009

(1):	Subsidiaries wholly owned

(2):	Subsidiaries 50% owned and controlled by the Company
2.	Significant Accounting Policies:
(a) Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) and include the accounts and operating results of Seanergy and its wholly-owned subsidiaries where Seanergy has control. Control is presumed to exist when Seanergy through direct or indirect ownership retains the majority of voting interest. In addition, Seanergy evaluates its relationships with other entities to identify whether they are variable interest entities and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany balances and transactions and any intercompany profit or loss on assets remaining with the Group have been eliminated in the accompanying consolidated financial statements.
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
(c) Foreign Currency Translation
Seanergy’s functional currency is the United States dollar since the Company’s vessels operate in international shipping markets and therefore primarily transact business in US Dollars. The Company’s books of accounts are maintained in US Dollars. Transactions involving other currencies are translated into the United States dollar using exchange rates, which are in effect at the time of the transaction. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to United States dollars at the foreign exchange rate prevailing at year-end. Gains or losses resulting from foreign currency translation are reflected in the consolidated statements of income.
(d) Concentration of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.
(e) Cash and Cash Equivalents
Seanergy considers time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash is excluded from cash and cash equivalents.
(f) Accounts Receivable Trade, net
Accounts receivable-trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2009 and 2008 amounted to $NIL and $NIL, respectively.
(g) Inventories
Inventories consist of lubricants which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.
(h) Insurance Claims
The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, the claim is not subject to litigation and the Company can make an estimate of the amount to be reimbursed. The classification of the insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
2.	Significant Accounting Policies (continued):
(i) Vessels
Vessels acquired as a part of a business combination are recorded at fair market value on the date of acquisition. Vessels acquired as asset acquisitions are stated at historical cost, which consists of the contract price less discounts, plus any material expenses incurred upon acquisition (delivery expenses and other expenditures to prepare for the vessel’s initial voyage). Subsequent expenditures for conversions and major improvements are capitalized, when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
(j) Vessel Depreciation
Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton (LWT). Up to June 30, 2009, management estimated the useful lives of its vessels at 25 years from the date of their delivery from the shipyard. In July 2009, a time charter contract was successfully executed for one of the vessels that expires on the vessel’s 26th anniversary, and based on the projected necessary dry-docking costs and understanding of the charterer’s needs, the Company believes that it will complete the next dry-docking and be able to charter the vessel up to the vessel’s 30th anniversary. Based on this event, as well as, considering that it is not uncommon for vessels to be operable to their 30th anniversary, effective July 1, 2009, the Company changed the estimated useful life of its fleet to 30 years. This change reduced depreciation expense by $8,039 (approximately $0.32 per share) for the year ended December 31, 2009.
(k) Impairment of Long-Lived Assets (Vessels)
The Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. No impairment loss was recorded in 2009. The Company recorded an impairment loss of $4,530 in 2008 (see Note 7).
(l) Goodwill
Goodwill represents the excess of the aggregate purchase price over the fair value of the net identifiable assets acquired in business combinations accounted for under the purchase method. Goodwill is reviewed for impairment at least annually in December. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit (including goodwill). If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. Under the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the implied fair value of goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds it carrying value, step two does not have to be performed. As of December 31, 2008, the Company performed its annual goodwill impairment analysis and recorded a non-cash goodwill impairment charge of $44,795 thereby, fully writing off its goodwill, from the initial acquisition of the six vessels.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
2.	Significant Accounting Policies (continued):
The Company tested its goodwill for potential impairment and concluded that there was no indication of impairment as of December 31, 2009. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel). The weighted average cost of capital used was 7.6%.
(m) Dry-Docking and Special Survey Costs
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
(n) Pension and Retirement Benefit Obligations
The ship-owning companies included in the consolidation employ the crew on board the vessels under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits. Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the state-sponsored pension fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly Seanergy has no obligation. Employers’ contributions for the years ended December 31, 2009, 2008 and 2007 were immaterial.
(o) Commitments and Contingencies
Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties, environmental and remediation obligations and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.
(p) Fair value of above/below market acquired time charter
Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of delivery of a vessel is based on the difference between the current fair values of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as “Fair value of above market acquired time charter”. When the opposite situation occurs, the difference is recorded as “Fair value of below market acquired time charter”. Such assets and liabilities are amortized as a reduction of, or an increase in revenue, respectively over the period of the time charter assumed.
(q) Revenue Recognition
Revenue is recorded when a charter agreement exists and collection of the related revenue is reasonably assured. Revenue is recognized as it is earned, on a straight line basis over the duration of each time charter, as adjusted for the off hire days that the vessel spends undergoing repairs, maintenance and upgrade work. Deferred revenue represents cash received prior to the balance sheet date and is related to revenue applicable to periods after such date. Related party address commissions paid to South African Marine Corporation S.A., (SAMC), an affiliate, are included in Commissions — related party. Address commissions and brokerage commissions paid to third parties are included in Commissions.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
2.	Significant Accounting Policies (continued):
(r) Commissions
Commissions are paid in the same period as related charter revenues are recognized. Brokerage commissions paid to related parties are included in Voyage expenses — related party. The following are the commissions for the year ended December 31, 2009: (i) 1.25% commercial brokerage services commission to Safbulk Pty Ltd. and Safbulk Maritime S.A. (“Safbulk Pty” and together with “Safbulk Maritime” referred to as “Safbulk”), both affiliates, (ii) 2.5% address commission to SAMC for the Seanergy fleet, (iii) 3.75% address commission to SAMC for the BET fleet, (iv) 3.75% address commission to third party charterers, and (v) 1.25% brokerage commissions to third party brokers.
(s) Vessel voyage expenses
Vessel voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter and are paid for by the charterer under time charter agreements and other non-specified voyage expenses such as commissions that are paid by the Company.
(t) Repairs and Maintenance
All repair and maintenance expenses, including major overhauling and underwater inspection expenses are expensed in the year incurred. Such costs are included in Vessel operating expenses in the accompanying consolidated statements of income.
(u) Financing Costs and Capitalized Interest
Underwriting, legal and other direct costs incurred with the issuance of long-term debt or to refinance existing debt are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made. Interest costs incurred on debt during the construction of vessels are capitalized. There were no interest costs capitalized during any of the years presented.
(v) Income Taxes
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
(w) Earnings (Losses) per Share
Basic earnings (losses) per common share are computed by dividing net income (loss) available to Seanergy Maritime Holdings Corp. shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (losses) per share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.
(x) Segment Reporting
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
(y) Financial Instruments
Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met. In connection with the BET acquisition, the Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period in exchange. These contracts do not qualify for hedge accounting and as such changes in their fair values are reported to earnings. The fair value of these agreements equates to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates. During 2008 and 2007, Seanergy did not engage in any transaction with derivative instruments or have any hedging activities.
(z) Share-Based Compensation
All share-based payments, including grants of employee stock options to employees, are recognized as an expense in the financial statements and such costs are measured at the fair value of the award. As of December 31, 2009, 2008 and 2007, Seanergy did not have any share-based payments.
(aa) Intangible assets
Seanergy adopted new U.S. GAAP guidance concerning the determination of the useful life of intangible assets beginning in its first quarter of fiscal 2009. The adoption of this guidance did not have a significant impact on Seanergy’s consolidated financial statements. The new guidance amends the factors that are to be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The new guidance is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows originally used to measure the fair value of the intangible asset under U.S GAAP.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
2.	Significant Accounting Policies (continued):
(ab) Fair Value Measurements
On January 1, 2008, the Company adopted the provisions of guidance for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This guidance also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 23). On February 12, 2008, the Company adopted the provision for delaying the effective date of the guidance issued on January 1, 2008 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with the February 12, 2008 guidance, the Company has not applied the provisions of the January 1, 2008 guidance to such assets and liabilities. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations. In October 2008, guidance, which was effective immediately. was issued to clarify the application of the January 1, 2008 guidance in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has considered the guidance issued in October 2008 in its determination of estimated fair values during 2009 and 2008.
(ac) Fair Value Option
Accounting guidance issued in February 2007 provides companies with an option to report selected financial assets and liabilities at fair value. Such guidance’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Past generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. This guidance issued helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. It requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires companies to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. It does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in other guidance. It is effective as of the beginning of a company’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided the company makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of this guidance. The Company has not opted to fair value any of its financial assets and liabilities.
(ad) Presentation changes
Certain minor reclassifications have been made to the presentation of the 2008 and 2007 consolidated financial statements to conform to those of 2009.
(ae) Recent accounting pronouncements
In December 2007, the FASB issued guidance regarding the accounting for business combinations and noncontrolling interests. Such guidance requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Such guidance affects Seanergy’s acquisitions consummated after January 1, 2009, which have been accounted for under the new standard.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
2.	Significant Accounting Policies (continued):
In March 2008, guidance was issued to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This guidance applies to all derivative financial instruments, including bifurcated derivative instruments (and non-derivative instruments that are designed and qualify as hedging instruments) and related hedged items. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This guidance encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of this guidance did not have any impact on the Company’s consolidated financial statement presentation or disclosures.
In June 2008, guidance was issued addressing the determination of whether a financial instrument (or an embedded feature) is indexed to an entity’s own stock. This guidance is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Seanergy has determined that its financial instruments, warrants, are indexed to its own stock and equity classified and therefore the adoption of this standard did not have any effect on the consolidated financial statement presentation or disclosure.
In May 2008, guidance was issued requiring issuers of convertible debt that may be settled wholly or partly in cash upon conversion to account for the debt and equity components separately. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years and must be applied retrospectively to all periods presented. Early adoption is prohibited. Seanergy has determined that the application of this guidance did not have any effect on its consolidated financial statements.
In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance will be effective for Seanergy for transfers of financial assets beginning in its first quarter of fiscal 2010, with earlier adoption prohibited. Seanergy does not expect the impact of this guidance to be material to its consolidated financial statements.
In June 2009, the Financial Accounting Standards Board, (the “FASB”) issued new guidance concerning the organization of authoritative guidance under US GAAP. This new guidance created the FASB Accounting Standards Codification (“Codification”). The Codification has become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. The Codification became effective for the Company in its third quarter of fiscal 2009. As the Codification is not intended to change or alter existing US GAAP, it did not have any impact on the Company’s consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification has become nonauthoritative.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
2.	Significant Accounting Policies (continued):
In May 2009, the FASB issued guidance which establishes principles and requirements for disclosure of subsequent events. In particular, it sets forth: a) the period after the balance sheet date during which management of a reporting entity evaluates events or transactions that may occur for potential recognition or disclosure in the financial statements; b) the circumstances under which an entity recognizes events or transactions occurring after the balance sheet date in its financial statements; and c) the disclosures that an entity makes about events or transactions that occurred after the balance sheet date. This guidance has been applied to the accounting for and disclosure of subsequent events not addressed in other applicable generally accepted accounting principles (GAAP). An entity recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and has been applied prospectively. The adoption of this guidance did not have any material effect on the consolidated financial statements of the Company.
In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance is not expected to have a significant impact on Seanergy’s consolidated financial statements.
In June 2009, the FASB issued guidance regarding the consolidation of variable-interest entities (VIE). Such guidance: (1) eliminates the existing exemption from VIEs for qualifying special purpose entities, (2) provides a new approach for determining who should consolidate a variable-interest entity, and (3) changes when it is necessary to reassess who should consolidate a variable-interest entity. Calendar year-end companies will have to apply the new rules as of January 1, 2010. The Company is in the process of evaluating the effect of this guidance in its financial statements.
In April 2009, the FASB issued guidance to clarify the application of fair-value measurements in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair values of financial instruments in interim periods. The application of such guidance did not have a material effect on the Company’s financial statements.
In addition, the FASB issued accounting guidance that requires public companies to disclose the fair value of financial instruments in interim financial statements, adding to the current annual disclosure requirements, except with respect to concentration of credit risks of all financial instruments. It also adds a requirement for discussion of changes, if any, in the method used and significant assumptions made during the period.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
3.	Transactions with Related Parties:
On May 20, 2008, companies affiliated with certain members of the Restis family collectively acquired a 9.62% interest in Seanergy Maritime Corp. On the same date, the Company also entered into the following agreements with companies wholly-owned by member(s) of the Restis family:
•	The Master Agreement to purchase an aggregate of six dry bulk vessels from companies affiliated with certain members of the Restis family, for an aggregate purchase price of $404,876 including direct transaction costs plus contingent consideration (see Note 1).

•	A management agreement with Enterprises Shipping and Trading S.A. (“EST”), a company wholly owned by a member of the Restis family, for the provision of technical management services relating to vessels for an initial period of two years from the date of signing.

•	A brokerage agreement with Safbulk Pty Ltd (“Safbulk Pty”), a company wholly owned by certain members of the Restis family, for the provision of chartering services for an initial period of two years from the date of signing.
On May 26, 2008, time charter agreements for 11-13 month periods were concluded for the vessels with South African Maritime Corporation S.A. (“SAMC”), a company also owned by certain members of the Restis family (Notes 9 and 16).
On November 17, 2008, a lease agreement was entered into between Waterfront S.A, a company wholly owned by a member of the Restis family, for the lease of the executive offices.
On August 26, 2008, Seanergy obtained shareholders’ approval for the business combination, including the purchase of the six vessels from the Restis family which became effective on August 28, 2008. At this time the non-voting shareholders redeemed 6,370,773 shares of common stock.
On various dates from June 5, 2008 to August 21, 2009, companies affiliated with members of the Restis family purchased 14,970,982 shares of common stock from shareholders of Seanergy Maritime Holdings (the successor of Seanergy Maritime Corp.)
Concurrently with the closing of the BET acquisition, BET entered into a technical management agreement with “EST” and a commercial brokerage agreement with Safbulk Maritime S.A. (“Safbulk Maritime” and together with “Safbulk” Pty referred to as “Safbulk”) at terms similar to those that our existing fleet has with these entities. Each of EST and Safbulk are affiliated with members of the Restis family and are the technical manager and commercial broker of our current fleet.
On August 19, 2009, the Company amended and certain companies affiliated with the Restis family simultaneously converted the convertible promissory note in the principal amount of $28,250 due on August 28, 2010, which was issued as partial consideration for the vessels it acquired in its business combination in August 2008 (see Note 10).
(a) Management Agreement:
On May 20, 2008, a management agreement was concluded between the wholly owned subsidiary of the Company, Seanergy Management Corp. (“Seanergy Management”), and EST, an affiliate, for the provision of technical management services relating to vessels for an initial period of two years from the date of signing. The agreement will be automatically extended for successive one year periods, unless three months written notice of termination by either party is given prior to commencement of the next period. The fixed daily fee per vessel in operation for the year ending December 31, 2009, was agreed at EUR 425 (four hundred and twenty-five Euros). As noted above, EST also manages the BET acquired vessels under similar terms as the ones for the initial Seanergy vessels. The related expense for the years ended December 31, 2009 and 2008 amounted to $1,715 and $388, respectively, and is included under management fees — related party in the accompanying consolidated statements of income.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
3.	Transactions with Related Parties (continued):
On September 2, 2008, a service agreement was signed between the Company and EST, for consultancy services with respect to financing, dealing and relations with third parties and assistance in the preparation of periodic reports to shareholders for a fixed monthly fee of $5. The agreement expired on December 2, 2008 and was extended for a period of 3 months ending March 2, 2009.
The related expense for the years ended December 31, 2009 and 2008 amounted to $16 and $21, respectively, and is included under general and administration expenses — related party (Note 20) in the accompanying consolidated statements of income.
Any services provided by EST to the Company for consultancy, financing, accounting, IT, legal or other expenses are invoiced as they incur.
(b) Charter Agreements:
On May 26, 2008, time charter agreements for 11-13 month periods, expiring in September 2009, at a time charter daily rate of between $30 and $65, were concluded for the vessels with SAMC. The charter agreements provide for an address commission of 2.5% in favour of SAMC. The address commission amounted to $2,226 and $880 for the years ended December 31, 2009 and 2008, respectively, and is recorded under commissions — related party in the accompanying consolidated statements of income.
Pursuant to addenda dated July 24, 2009, to the individual charter party agreements dated May 26, 2008 between SAMC and each of Martinique Intl. Corp. (vessel Bremen Max) and Harbour Business Intl. Corp. (vessel Hamburg Max), SAMC agreed to extend the existing charter parties for the Bremen Max and the Hamburg Max. Pursuant to the terms of the addenda, each vessel will be chartered for a period of between 11-13 months, at the charterer’s option. The charters commenced on July 27, 2009 and August 12, 2009, respectively. The daily gross charter rates paid by SAMC are $15.5 for each of the Bremen Max and the Hamburg Max, which will generate revenues of approximately $12.7 million. All charter rates are inclusive of a commission of 1.25% payable to Safbulk Pty. as commercial broker and 2.5% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is better than the period rate it is paying Seanergy.
Pursuant to charter party agreements dated July 7, 2009, each of the BET Commander, the BET Prince, the BET Fighter, BET Scouter and the BET Intruder are chartered to SAMC at daily charter rates of $24, $25, $25, $26 and $15.5, respectively, for charters expiring in December 2011, January 2012, September 2011, October 2011 and September 2011, respectively, assuming latest redelivery. All charter rates for the BET fleet are inclusive of a commission of 1.25% payable to Safbulk Maritime as commercial broker and 3.75% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is better than the period rate it is paying BET.
(c) Brokerage Agreement:
Under the terms of the brokerage agreements entered into by Safbulk Pty, as exclusive commercial broker, with Seanergy Management, for Seanergy’s initial fleet of six vessels, and Safbulk Maritime (together with Safbulk Pty, “Safbulk”) and BET for the BET fleet, Safbulk provides commercial brokerage services to the Company’s subsidiaries and the subsidiaries of BET, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management and BET, as the case may be. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The brokerage agreement with Safbulk Pty is for a term of two years expiring in August 2010. The brokerage agreement with Safbulk Maritime is for a term of one year expiring in August 2010. Each brokerage agreement is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
3.	Transactions with Related Parties (continued):
The fees charged by Safbulk amounted to $1,119 and $440 for the years ended December 31, 2009 and 2008, respectively and are separately reflected as voyage expenses — related party in the accompanying consolidated statements of income. All charter rates for the BET fleet are inclusive of a commission of 1.25% payable to Safbulk Maritime as commercial broker.
(d) Sublease Agreement:
On November 17, 2008, a lease agreement was entered into between Waterfront S.A, for the lease of the executive offices. The initial lease term is from November 17, 2008 to November 16, 2011. Seanergy has the option to extend the term until February 2, 2014. The monthly lease payment is EUR 42,000. The rent charged by Waterfront S.A. for the years ended December 31, 2009 and 2008 amounted to $726 and $88, respectively, and is included under general and administration expenses — related party in the accompanying consolidated statements of income (Notes 15 and 20). The related rental guarantee of $180 for the year ended December 31, 2008 is reflected in prepaid expenses and other non-current assets — related party in the accompanying consolidated balance sheet (see Note 4).
(e) V&P Law Firm (Vgenopoulos Partners):
Mr. Ioannis Tsigkounakis, who was a member of the Board of Directors until November 18, 2009, when he resigned from Director and Officer of Seanergy, is a partner of V&P Law Firm, which the Company has retained in connection with certain matters relating to vessel acquisitions and the drafting of a definitive agreement. The related expense for the year ended December 31, 2009 amounted to $18.5. For the year ended December 31, 2008, Seanergy paid $340, which was recorded in goodwill-acquisition costs since it related to legal consultancy fees with respect to the business combination.
(f) BET Shareholders Agreement:
In connection with the closing of our purchase of an interest in BET, on August 12, 2009, the Company entered into a shareholders’ agreement with Mineral Transport, an affiliate of members of the Restis family, which sets forth, among other things, the parties’ rights with respect to the corporate governance and control of BET’s business and operations and the ownership and transfer of the stock owned by the two shareholders.
4.	Prepaid Expenses and Other Current Assets — Related Parties
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2009	2008
Prepaid commission on hire (SAMC) — (see Note 3(b-c))	58	68
Office rental deposit (Waterfront SA) — (see Note 3(d))	—	180

	58	248

5.	Cash and Cash Equivalents:
Cash and cash equivalents in the accompanying consolidated balance sheets are analyzed as follows:

	2009	2008
Cash at bank	2,638	9,011
Term deposits	60,964	18,532
Cash in hand	5	—

	63,607	27,543

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
     6. Due from Related Parties:
As of December 31, 2009, due from related parties represents:
i.	an advance of $12 given to EST for working capital purposes of the vessels’ operating activities in accordance with terms of the management agreement dated May 20, 2008 (see Note 3(a)), according to which EST obtains cash advances as a manager of vessels and performs certain duties that include technical management and support services necessary for the operation and employment of the vessels and

ii.	a receivable from SAMC of $253.
As of December 31, 2008, due from related parties totaling $577 represent advances given to EST for working capital purposes of the six vessels’ operating activities in accordance with the terms of the management agreement dated May 20, 2008 (see Note 3(a)). According to this agreement, EST obtains cash advances as a manager of vessels and performs certain duties that include technical management and support services necessary for the operation and employment of the vessels.
     7. Fixed Assets:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		Office Furniture
	Vessel Cost	and Fittings	Total Value
Cost:
Balance, December 31, 2007	—	—	—
- Additions (Note 1)	360,081	9	360,090
- Impairment charge	(4,530)	—	(4,530)

Balance, December 31, 2008	355,551	9	355,560
- Additions (Note 1)	126,000	21	126,021

Balance, December 31, 2009	481,551	30	481,581

Accumulated depreciation:
Balance, December 31, 2007	—	—	—
- Depreciation charge for the year	(9,929)	—	(9,929)

Balance, December 31, 2008	(9,929)	—	(9,929)
- Depreciation charge for the year	(26,802)	(10)	(26,812)

Balance, December 31, 2009	(36,731)	(10)	(36,741)

Net book value December 31, 2009	444,820	20	444,840

Net book value December 31, 2008	345,622	9	345,631

Net book value December 31, 2007	—	—	—

The Company evaluates the carrying amounts of vessels and related deferred dry-dock and special survey costs to periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
7. Fixed Assets (continued):
The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days (Seanergy’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of Seanergy’s remaining charter agreement rates, 2-year forward freight agreements and the 10-year average historical spot time charter rates (for 2009 testing) and the 10-year average historical 1-year time charter rates (for 2008 testing) available for each type of vessel) over the remaining economic life of each vessel, net of brokerage and address commissions, expected outflows for scheduled vessels’ maintenance, vessel operating expenses, and management fees assuming an average annual inflation rate of 2%. Fleet utilization was assumed at 98.6% in the Company’s exercise, taking into account each vessel’s off hire days, other companies operating in the dry-bulk industry and historical performance.
The Company performed the annual impairment test as of December 31, 2009. No indication of impairment existed as of that date.
For the year ended December 31, 2008, the Company performed the annual impairment test using a discount factor of 4.5% per annum. This resulted in an impairment loss of $4,530.
The vessels, having a total carrying value of $444,820 at December 31, 2009, have been provided as collateral to secure the loans of each respective vessel discussed under Note 11.
8. Deferred Charges:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Dry-Docking (i)	Financing Costs (ii)	Total
December 31, 2007	—	—	—

Additions	—	2,981	2,981
Written-off	—	—	—
Amortization	—	(224)	(224)

December 31, 2008	—	2,757	2,757

Additions	7,119	698	7,817
Written-off	—	(149)	(149)
Amortization	(1,045)	(696)	(1,741)

December 31, 2009	6,074	2,610	8,684

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
8. Deferred Charges (continued):
i)	during the year ended December 31, 2009, the Company incurred dry-docking and special survey costs of approximately $7,119, while amortization for the same period amounted to $1,045 and is separately reflected in the accompanying consolidated statements of income.

ii)	Deferred finance charges are analyzed as follows:

	December 31, 2009	December 31, 2008
Arrangement fee convertible promissory note due to shareholders, net of amortization (Note 10)	—	238
Deferred issuance fees	698	—
Long term debt issuance costs, net of amortization (Note 11)	1,912	2,519

	2,610	2,757

The amortization of the promissory note arrangement fee and the debt issuance costs is included in interest and finance costs due to shareholders and interest and finance costs in the accompanying consolidated statements of income and amounted to $842 ($89 and $753 for the promissory note arrangement fee and debt issuance costs, respectively), $224 ($50 and $174 for the promissory note arrangement fee and debt issuance costs, respectively) and $NIL for the years ended December 31, 2009 , 2008 and 2007, respectively.
Deferred issuance fees relates to costs for the Company’s registration statement for the public offering of 20,833,333 shares which was successfully completed on February 3, 2010, resulting in proceeds of $25,000.
9. Deferred Revenue and Deferred Revenue — Related Party
Deferred revenue in the accompanying consolidated balance sheet as at December 31, 2009 and 2008 was $246 and $NIL, respectively. The amounts represent cash received from charterers prior to the balance sheet dates and relate to revenue applicable to periods after such dates.
Deferred revenue — related party in the accompanying consolidated balance sheet as at December 31, 2009 and 2008 was $894 and $3,029, respectively. The amounts represent cash received from SAMC prior to the balance sheet dates and relate to revenue applicable to periods after such dates.
10. Convertible Promissory Note Due to Shareholders:
In connection with the August 2008, acquisition of the six vessels, a convertible promissory note in the aggregate of $28,250 (face value) was issued to United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc., the four Restis affiliate shareholders. The note was convertible into 2,260,000 shares of common stock at a conversion price of $12.50 per share. The note bore interest at a rate of 2.9% per annum, payable upon the maturity date and matured in August 2010. The note was recorded at fair value on issuance at $29,043.
An arrangement fee of $288 was payable upon the note’s maturity date and was included in deferred charges with the offsetting credit to accrued charges on convertible promissory note due to shareholders (see Note 8). At the maturity date the holder had the option to convert the note into common stock at a conversion price of $12.50 per share. Interest expense net of premium amortization ($228 and $151) amounted to $297 and $132 for the years ended December 31, 2009 and 2008 respectively, and was included in interest and finance costs — shareholders in the accompanying consolidated statements of income.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
10. Convertible Promissory Note Due to Shareholders (continued):
On August 19, 2009, the Company amended the convertible promissory note to reduce the conversion price, from the original rate of $12.50 per share, exercisable on August 28, 2010, to the average price of the Company’s stock for the five trading days commencing on August 19, 2009, ($4.45 per share) exercisable only on August 19, 2009, while any conversion rights would be forfeited if not converted. The holders of the note accepted the amendment and converted the principal amount of the note and all accrued but unpaid fees and interest due, totaling $1,352, to 6,585,868 Seanergy newly issued shares. The transaction did not have any income statement impact and the elimination of the Company’s obligation to its principal shareholders has been recorded in equity with an increase of common stock and Additional Paid-In Capital of $1 and $29,596, respectively.
11. Long-Term Debt:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2009	2008
(a) Reducing revolving credit facility	54,845	54,845
(b) Term facility	129,750	157,500
(c) BET loan facility	115,971	—

Total	300,566	212,345
Less — current portion	(33,206)	(27,750)

Long-term portion	267,360	184,595

(a) & (b) A long term debt (the “Facility”) of up to $255,000 has been provided by Marfin Egnatia Bank S.A. (Marfin or lender) being available in two Facilities as described below. The Facility is guaranteed by Seanergy Maritime Holdings Corp., the Corporate Guarantor. An arrangement fee of $2,550 was paid on the draw-down date and is included net of amortization in deferred finance charges in the accompanying consolidated balance sheet (see Note 8).
(a) Reducing Revolving Credit Facility
As of December 31, 2009, the Company had utilized $54,845 of the available reducing revolving credit facility which is equal to the lesser of $90,000 and an amount in dollars, which when aggregated with the amounts already drawn down under the term facility does not exceed 70% of the aggregate market values of the vessels and other securities held in favor of the lender to be used for the business combination and working capital purposes.
The reducing revolving credit facility bears interest at LIBOR plus 2.25% per annum. As per the amended loan agreements dated September 9, 2009 and November 13, 2009, respectively, the revolving credit facility bears interest at LIBOR plus 3.50% until January 1, 2011. After January 1, 2011, interest is reinstated at LIBOR plus 2.25% per annum.
Interest expense for the years ended December 31, 2009 and 2008 amounted to $1,659 and $799, respectively, and is recorded in interest and finance costs in the accompanying consolidated statement of income (see Note 21).
The weighted average interest rate on the revolving credit facility, including the spread, for the twelve months ended December 31, 2009 and 2008 was approximately 2.98% and 5.053%, respectively.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
11. Long-Term Debt (continued):
(b) Term Facility
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Borrower(s)	Vessel name	2009	2008
(a)	Amazons Management Inc.	Davakis G.	28,978	35,175
(b)	Lagoon Shipholding Ltd.	Delos Ranger	28,977	35,175
(c)	Cynthera Navigation Ltd	African Oryx	14,548	17,659
(d)	Martinique International Corp.	Bremen Max	22,647	27,491
(e)	Harbour Business International Corp.	Hamburg Max	23,591	28,636
(f)	Waldeck Maritime Co.	African Zebra	11,009	13,364

	Total		129,750	157,500
	Less — current portion		(18,950)	(27,750)

	Long-term portion		110,800	129,750

The vessel acquisitions were financed by Marfin by an amortizing term facility equal to $165,000, representing 42% of the Vessels aggregate acquisition costs, excluding any amounts associated with the earn-out provision. On September 25, 2009, the Company repaid the fourth and the fifth principal installments equal to a total of $12,750 on the term facility.
The loan is repayable through twenty eight consecutive quarterly principal installments out of which the first four principal installments will be equal to $7,500 each, the next four principal installments will be equal to $5,250 each and the final twenty principal installments will be equal to $3,200 each, with a balloon payment equal to $50,000 due concurrently with the twenty eighth principal installment.
The loan bears interest at an annual rate of 3 month-LIBOR plus 1.5%, if the Company’s ratio of total assets to total liabilities is greater than 165%, which is to be increased to 1.75% if the ratio is equal or less than 165%. As per the amended loan agreements dated September 9, 2009 and November 13, 2009, respectively, the term facility bears interest at LIBOR plus 3.00% until January 1, 2011. After January 1, 2011, interest is reinstated at 3 month-LIBOR plus 1.5%, if the Company’s ratio of total assets to total liabilities is greater than 165%, or 3 month-LIBOR plus 1.75% if the ratio is equal or less than 165%.
The weighted average interest rate on the term facility, including the spread, for the twelve months ended December 31, 2009 and 2008 was approximately 2.42% and 5.214%, respectively. Long-term debt is denominated in U.S. dollars. Long-term debt interest expense on the Term facility for the twelve-months ended December 31, 2009 and 2008 amounted to $3,541 and $2,768, respectively, and is included in interest and finance costs in the accompanying consolidated statements of income (see Note 21).
The Facility is secured by a first priority mortgage on the vessels, on a joint and several basis; first priority general assignment of any and all earnings, insurances and requisition compensation of the vessels and the respective notices and acknowledgements thereof; first priority specific assignment of the benefit of all charters exceeding 12 calendar months duration and all demise charters in respect of the vessels and the respective notices and acknowledgements thereof to be effected in case of default or potential event of default to the absolute discretion of Marfin Egnatia Bank S.A.; assignment, pledges and charges over the earnings accounts held in the name of each borrower with the security trustee; undertakings by the technical and commercial managers of the vessels; negative pledge of the non-voters shares to be acquired. All of the aforementioned securities will be on a full cross collateral basis.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
     11. Long-Term Debt (continued):
The Facility includes covenants, among others, that require the borrowers and the corporate guarantor to maintain vessel insurance for an aggregate amount greater than the vessels’ aggregate market value or an amount equal to 130% of the aggregate of (a) the outstanding amount under both the revolving credit and term facilities and (b) the amount available for drawing under the revolving facility. The vessels’ insurance is required to include as a minimum cover hull and machinery, war risk and protection and indemnity insurance, $1,000,000 for oil pollution and for excess oil spillage and pollution liability insurance. In addition mortgagees’ interest insurance on the vessels is required with the insured value to be at least 110% of the aggregate of the revolving credit and term facility.
In addition if a vessel is sold or becomes a total loss or the mortgage of the vessel is discharged on the disposal, Seanergy shall repay such part of the facilities as equal to the higher of the relevant amount or the amount in Dollars to maintain the security clause margin.
Other covenants include the following:
•	not to borrow any money or permit such borrowings to continue other than by way of a subordinated shareholders’ loan or enter into any agreement for deferred terms, other than in any customary supplier’s credit terms or any equipment lease or contract hire agreement other than in the ordinary course of business;

•	no loans, advances or investments in, any person, firm, corporation or joint venture or to any officer, director, shareholder or customer of any such person;

•	not to assume, guarantee or otherwise undertake the liability of any person, firm, or company;

•	not to authorize any capital commitments;

•	not to declare or pay dividends in any amount greater than 60% of the net cash flow of the Group as determined by the lender on the basis of the most recent annual audited financial statements provided, or repay any shareholder’s loans or make any distributions in excess of the above amount without the lenders prior written consent (see below for terms of waiver obtained on December 31, 2008);

•	not to change the Chief Executive Officer and/or Chairman of the corporate guarantor without the prior written consent of the lender;

•	not to assign, transfer, sell or otherwise or dispose of vessels or any property, assets or rights without the prior written consent of the lender;

•	to ensure that the members of the Restis and Koutsolioutsos families (or companies affiliated with them) own at all times an aggregate of at least 10% of the issued share capital of the corporate guarantor;

•	no change of control in the corporate guarantor without the written consent of the lender;

•	not to engage in any business other than the operation of the vessels without the prior written consent of the lender;

•	Security margin clause: the aggregate market values of the vessels and the value of any additional security shall not be less than (or at least) 135% of the aggregate of the outstanding revolving credit and term facilities and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained. A waiver dated December 31, 2008 has been received for the period that the vessels continue to be under their current charter agreements (see Note 3(b)) in order to comply with this covenant. The waiver also stipulates that dividends will not be declared and/or any shareholders’ loans repaid without the prior written consent of Marfin.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
     11. Long-Term Debt (continued):
Financial covenants include the following:
•	ratio of financial indebtedness to earnings, before interest, taxes, depreciation and amortization (EBITDA) shall be less than 6.5:1 (financial indebtedness or Net Debt are defined as the sum of all outstanding debt facilities minus cash and cash equivalents). The covenant is to be tested quarterly on a LTM basis (the “last twelve months”);

•	the ratio of last twelve months EBITDA to Net Interest Expense shall not be less than 2:1. The ratio of total liabilities to total assets shall not exceed 0.70:1;

•	unrestricted cash deposits, other than in the favor of the lender shall not be less than 2.5% of the financial indebtedness; and

•	average quarterly unrestricted cash deposits, other than in the favor of the lender shall not be less than 5% of the financial indebtedness.
The last three financial covenants listed above are to be tested on a quarterly basis, commencing on December 31, 2008 (where applicable). Seanergy was in compliance with these financial covenants as of December 31, 2009.
On September 9, 2009, the Company received a waiver from Marfin Bank in connection with the term facility and the revolving facility.
The material terms of the covenant waiver and amendment agreement with Marfin Bank are as follows:
(1)	the Applicable Margin throughout each Waiver Period shall be increased to: (i) Three per cent (3.00%) per annum in respect of each Term Advance, and (ii) Three point fifty per cent (3.50%) per annum in respect of each Revolving Advance, for each relevant interest period;

(2)	The Borrowers shall prepay the following Repayment Installments in the amounts and on the dates described below: (i) on September 25, 2009, the Borrowers shall pay the fifth (5th) Repayment Installment in the amount of $5,250; and (ii) on January 4, 2010, the Borrowers shall pay the sixth (6th) and seventh (7th) Repayment Installments, in the total amount of $10,500. The next eighth (8th) Repayment Installment will be repaid in September 2010 when such Repayment Installment is due and payable;

(3)	On December 31, 2009 and on each date falling at semi-annual intervals thereafter throughout any Waiver Period, if the Borrowers have a surplus of funds over the Borrowers’ requirements for operation and maintenance of the vessels during the relevant period, an amount equal to any such Surplus Earnings shall be transferred from the relevant Earnings Account to the Seanergy Holdings Account and remain credited therein.
The waiver applied for a period up to July 1, 2010.
On November 13, 2009, the Company received an extension of its waiver from the Marfin Bank in connection with the $165,000 term facility and $54,845 revolving facility utilized, obtained for the acquisition of the vessels it acquired in its business combination on August 2008.
The material terms of the covenant waiver and amendment agreement signed with Marfin Bank are as follows:
(1)	the Applicable Margin throughout each Waiver Period shall be increased to: (i) Three per cent (3%) per annum in respect of each Term Advance, and (ii) Three point fifty per cent (3.50%) per annum in respect of each Revolving Advance, for each relevant interest period;

(2)	The Borrowers shall prepay the following Repayment Installments in the amounts described below on July 1, 2010. More particularly the Borrowers shall pay on July 1, 2010: (i) the eighth (8th) Repayment Installment in the amount of $5,250; and (ii) the ninth (9th) Repayment Installment, in the amount of $3,200.
The extension applies for the period up to January 1, 2011.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
     11. Long-Term Debt (continued):
(c) BET loan facility
BET financed the acquisition of its vessels with the proceeds of a loan from Citibank International PLC, as agent for a syndicate of banks and financial institutions. The loan is repayable in semi-annual installments of principal in the amount of $8,286 followed by a balloon payment due on maturity in the amount of $43,668, as these installment amounts were revised after the BET Performer sale. Interest is due and payable quarterly based on interest periods selected by BET. The loan carried interest at an annual rate of 3 month LIBOR plus 0.75%. Following BET’s supplemental agreement dated September 30, 2009 and prepayment of $20 million, of which $10 million was contributed by noncontrolling shareholders, the semi-annual installments of principal and the balloon payment amount to $7,128 and $37,563, respectively. On December 30, 2009, BET repaid the fifth principal installment equal to $7,128 on the BET loan facility.
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Borrower(s)	Vessel name	2009
(a)	Pulford Ocean Inc.	BET Scouter	22,247
(b)	Quex Shipping Inc.	BET Commander	23,668
(c)	Rossington Marine Corp.	BET Intruder	16,567
(d)	Rayford Navigation Corp.	BET Prince	33,135
(e)	Lewisham Maritime Inc.	BET Fighter	20,354

	Total		115,971
	Less — current portion		(14,256)

	Long—term portion		101,715

The BET loan facility is secured by the following: the loan agreement, a letter agreement regarding payment of certain fees and expenses by BET; a first priority mortgage on each of the BET vessels; the BET guarantee of the loan; a general assignment or deed of covenant of any and all earnings, insurances and requisition compensation of each of the vessels; pledges over the earnings accounts and retention accounts held in the name of each borrower; undertakings by the technical managers of the BET vessels; and the trust deed executed by Citibank for the benefit of the other lenders, among others.
The ship security documents include covenants, among others, that require the borrowers to maintain vessel insurance for an aggregate amount equal to the greater of the vessels’ aggregate market value or an amount equal to 125% of the outstanding amount under the loan. The vessels’ insurance is to include as a minimum cover fire and usual marine risks, war risk and protection and indemnity insurance, and $1,000,000 for oil pollution. In addition, the borrowers agree to reimburse the mortgagee for mortgagees’ interest insurance on the vessels in an amount of up to 110% of the outstanding amount under the loan.
In addition, if a vessel is sold or becomes a total loss, BET is required to repay such part of the loan as is equal to the greater of the relevant amount for such vessel, or such amount as is necessary to maintain compliance with the minimum security covenant in the loan agreement. This covenant requires the borrowers to assure that the market value of the BET vessels is not less than 125% of the outstanding amount under the loan. On July 10, 2008, BET, through its wholly owned subsidiary sold the BET Performer and paid an amount on the loan equal to $41,453, as required by the loan agreement.
The Borrowers also must assure that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the loan. If the market value of the vessels is less than this amount, the Borrowers must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lender with a value sufficient to meet this requirement, which additional security must be acceptable to the lender. The value of the BET vessels shall be determined when requested by the lender, and such determination shall be made by any two of the lender’s approved shipbrokers, one of which shall be nominated by the lender and one of which shall be nominated by the borrowers.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
     11. Long-Term Debt (continued):
Other covenants include the following:
•	Not to permit any lien to be created over all or any part of the borrowers’ present or future undertakings, assets, rights or revenues to secure any present or future indebtedness;

•	Not to merge or consolidate with any other person;

•	Not to sell, transfer, dispose of or exercise direct control over any part of the borrowers’ assets, rights or revenue without the consent of the lender;

•	Not to undertake any business other than the ownership and operation of vessels and the chartering of vessels to third parties;

•	Not to acquire any assets other than the BET vessels;

•	Not to incur any obligations except under the loan agreement and related documents or contracts entered into in the ordinary course of business;

•	Not to borrow money other than pursuant to the loan agreement, except that the borrowers may borrow money from their shareholders or directors or their related companies as long as such borrowings are subordinate to amounts due under the loan agreement;

•	Not to guarantee, indemnify or become contingently liable for the obligations of another person or entity except pursuant to the loan agreement and related documents, except, in general, for certain guarantees that arise in the ordinary course of business;

•	Not to make any loans or grant any credit to any person, except that the borrowers make loans to BET or the borrowers’ related companies as long as they are made on an arm’s length basis in the ordinary course of business and are fully subordinated to the rights of the lender;

•	Not to redeem their own shares of stock;

•	Not to permit any change in the legal or beneficial ownership of any of the borrowers or BET or cause any change in the shareholders’ agreement or constitutional documents related to BET; and

•	Not to enter into any related party transactions except on an arm’s length basis and for full value.
On September 30, 2009, BET entered into a supplemental agreement with Citibank International PLC in connection with the $222,000 amortized loan obtained by the six wholly owned subsidiaries of BET, which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank International PLC are as follows:
(1)	applicable margin for the period between July 1, 2009 and ending on June 30, 2010 (the amendment period) shall be increased to two per cent (2%) per annum;

(2)	the borrowers to pay part of the loan in the amount of $20,000;

(3)	the borrowers and the corporate guarantor have requested and the creditors consented to
a.	the temporary reduction of the security requirement during the amendment period to 100%; and

b.	the temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.30:1.0 to 0.175:1.0 during the amendment period at the end of the accounting periods ending on December 31, 2009 and June 30, 2010.
Interest expense for the period ended December 31, 2009 amounted to $1,154 and is recorded in interest and finance costs in the accompanying consolidated statement of income (see Note 21).
The weighted average interest rate on the BET loan facility, including the spread, for the period starting from the date of the BET acquisition to December 31, 2009 was approximately 2.28%.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
     11. Long-Term Debt (continued):
The annual principal payments on the term facility and the reducing revolving credit facility (based on the amount drawn down as of December 31, 2009) and the BET loan facility required to be made after December 31, 2009, is as follows:

		Reducing Revolving
	Term Facility	Credit Facility	BET Loan Facility	Total
2010	18,950	—	14,256	33,206
2011	12,800	6,845	14,256	33,901
2012	12,800	12,000	14,256	39,056
2013	12,800	12,000	14,256	39,056
2014	12,800	12,000	14,256	39,056
Thereafter	59,600	12,000	44,691	116,291

	129,750	54,845	115,971	300,566

12. Capital Structure:
(a) Common Stock
Seanergy Maritime Holdings Corp. is authorized to issue 100,000,000 shares of its common stock with a par value of $0.0001 per share. Seanergy Maritime Corp. was authorized to issue 89,000,000 shares of its common stock with a par value of $0.0001 per share.
On July 16, 2009, the shareholders approved an amendment to the amended and restated articles of incorporation to increase the authorized common stock to 200,000,000 shares, par value $0.0001 per share.
(b) Warrants
On September 28, 2007, Seanergy Maritime Corp., pursuant to its public offering, sold 23,100,000 units, which included 1,100,000 units exercised pursuant to the underwriters’ over-allotment option, at a price of $10.00 per unit. Each unit consisted of one share of Seanergy Maritime Corp.’s common stock, $0.0001 par value, and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from Seanergy Maritime Corp. one share of common stock at an exercise price of $6.50 per share commencing on the later of the completion of a business combination with a target business or one year from the effective date of the public offering (September 30, 2008) and expires on September 28, 2011.
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
     12. Capital Structure (continued):
warrants to executive officers did not result in the recognition of any stock-based compensation expense because they were sold at approximate fair market value.
Seanergy Maritime Corp. may call the warrants for redemption:
•	in whole and not in part,

•	at a price of $0.01 per warrant at any time,

•	upon a minimum of 30 days’ prior written notice of redemption, and if, and only if, the last sale price of the common stock equals or exceeds $14.25 per share for any 20 trading days within a 30 trading day period ending three business days prior to the notice of redemption to the warrant holders.
There is no cash settlement for the warrants.
Subsequently, the underwriter notified Seanergy Maritime Corp. that it was not going to exercise any of the remaining units as part of its over-allotment option. The common stock and warrants included in the units began to trade separately on October 26, 2007.
The total number of common stock purchase warrants amounted to 39,116,667 of which 132,000 warrants were exercised in 2008 at a price of $6.50 per share or $858. As of December 31, 2009, Seanergy Maritime Holdings Corp. has 38,984,667 common stock purchase warrants issued and outstanding at an exercise price of $6.50 per share, which became Seanergy’s obligations upon completion of Seanergy Maritime Corp.’s dissolution and liquidation. The fair market value of the warrants as of December 31, 2009 and 2008 was $0.18 and $0.11, per warrant, respectively.
(c) Registration Rights
The holders of the Company’s 5,500,000 issued and outstanding shares immediately prior to the completion of the public offering and the holders of the warrants to purchase 16,016,667 shares of common stock acquired in the private placement are entitled to registration rights covering the resale of their shares and the resale of their warrants and shares acquired upon exercise of the warrants. The holders of the majority of these shares are entitled to make up to two demands that the Company register their shares, warrants and shares that they are entitled to acquire upon the exercise of warrants. The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow. In addition, these shareholders have certain “piggy-back registration” rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. The Company will bear the expenses incurred in connection with the filing of any of the forgoing registration statements.
The unit purchase option and its underlying securities have been registered under the registration statement for the public offering; however, the option also grants holders demand and “piggy- back” registration rights for periods of five and seven years, respectively, from the date of the public offering. These rights apply to all of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities issuable on the exercise of the option, other than underwriting commissions incurred and payable by the holders.
Pursuant to a Registration Rights Agreement, no later than thirty days from the effective date of the dissolution and liquidation of Seanergy, the Company was obligated to file a registration statement with the Securities and Exchange Commission registering the resale of the 5,500,000 shares in the aggregate owned by Seanergy Maritime’s founding shareholders and the Restis affiliate shareholders and the 16,016,667 shares of common stock underlying their private placement warrants. The company filed such registration statement with the SEC (File No. 333-157270) and it was declared effective on February 19, 2009. The 5,500,000 shares were in escrow for a period of 12 months after the vessel acquisition and in September 2009, they were released by the escrow agent.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
     12. Capital Structure (continued):
(d) Preferred Stock
Seanergy Maritime Corp. is authorized to issue 1,000,000 shares of preferred stock with a par value $0.0001 per share, with such designations, voting and other rights and preferences, as may be determined from time to time by the Board of Directors.
(e) Common Stock Subject to Redemption
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
     13. Dividends:
Pursuant to the Seanergy’s second amended and restated articles of incorporation, dividends are required to be made to its public shareholders on a quarterly basis, equivalent to the interest earned on the trust less any taxes payable and exclusive of (i) up to $420 of interest earned on Maxim’s deferred underwriting compensation and (ii) up to $742 of interest income on the proceeds in the Trust account that Seanergy was permitted to draw down in the event the over-allotment option was exercised in full on a pro-rata basis to its public shareholders until the earlier of the consummation of a business combination or liquidation, of which the date of the business combination was August 28, 2008. On January 2, 2008, April 1, 2008 and July 1, 2008, Seanergy paid dividends totaling $4,254, or $0.1842 per share, less permitted adjustments for interest earned on the deferred underwriting commission of $106 and $248 relating to the over-allotment option.
Seanergy Maritime Corp.’s founding shareholders and the Restis affiliate shareholders have agreed for such one-year period to subordinate their rights to receive dividends with respect to the 5,500,000 original shares owned by them to the rights of Seanergy Maritime Corp.’s public shareholders, but only to the extent that Seanergy has insufficient funds to make such dividend payments. Certain of Seanergy’s shareholders have agreed to subordinate their right to receive dividends with respect to 5,500,000 shares of the Company’s common stock owned by them for a period of one year commencing on the second full quarter following the initial closing of the vessel acquisition to the extent that the Company has insufficient funds to make such dividend payments
Subsequent to the business combination the declaration and payment of any dividend is subject to the discretion of Seanergy’s board of directors and is dependent upon its earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Seanergy’s board of directors may review and amend its dividend policy from time to time in light of its plans for future growth and other factors.
As a condition of the waiver from Marfin Egnatia Bank S.A. (see Note 11), dividends will not be declared without the prior written consent of Marfin Egnatia Bank S.A.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
14.	Earnings per Share:
The calculation of net income per common share is summarized below. The calculation of diluted weighted average common shares outstanding for the years ended December 31, 2009, 2008 and 2007 is based on the average closing price of the Company’s common stock.

	2009	2008	2007
Basic:
Net income (loss) attributable to Seanergy Maritime Holdings Corp.	30,052	(31,985)	1,445

Weighted average common shares outstanding — basic	25,882,967	26,452,291	11,754,095

Net income (loss) per common share — basic	$1.16	$(1.21)	$0.12

Diluted:
Net income (loss) attributable to Seanergy Maritime Holdings Corp.	30,052	(31,985)	1,445
Interest expense on convertible promissory note due to shareholders	386	182	13

Diluted net income (loss)	30,438	(31,803)	1,458

Weighted average common shares outstanding — basic	25,882,967	26,452,291	11,754,095
Convertible note — to related party	1,424,110	—	—
Contingently-issuable shares — earn-out	3,222,204	—	—
Warrants	—	—	3,282,188

Weighted average common shares outstanding — diluted	30,529,281	26,452,291	15,036,283

Net income (loss) per common share — diluted	$1.00	$(1.21)	$0.10

The convertible note to shareholders has been included in the diluted Earnings per Share calculations using the “as if” method up to the date of the settlement and the initial conversion ratio.
As of December 31, 2009 and 2008 all outstanding warrants to acquire 38,984,667 shares of common stock were anti-dilutive. The underwriters’ purchase options (common shares of 1,000,000 and warrants of 1,000,000) were anti-dilutive.
Thus, as of December 31, 2009, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

Private warrants	16,016,667
Public warrants	22,968,000
Underwriters purchase options — common shares	1,000,000
Underwriters purchase options — warrants	1,000,000

Total	40,984,667

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
     15. Commitments and Contingencies:
Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1,000,000 of liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.
Rental expense for the years ended December 31, 2009 and 2008 was $726 and $88, respectively (see Note 3(d)). Fixed future minimum rent commitments as of December 31, 2009, based on a Euro/U.S. dollar exchange rate of €1.00:$1.4321 and taking into account an annual inflation of 1.2%, were as follows:

Rental commitments
2010	732
2011	648

Total	1,380

Future minimum rental receipts, based on vessels committed to non-cancelable long-term time charter contracts, assuming earliest redelivery, 30 days off hire due to any scheduled dry-docking and a 98.6% unscheduled off hire rate (operating days divided by available days), net of commissions, will be:

Future minimum contractual charter revenue
2010	59,759
2011	21,788

Total	81,547

     16. Vessel Revenue — Related Party, net:
During the years ended December 31, 2009, 2008 and 2007, the Company’s vessels were employed under time charters with SAMC. Revenue from related party is shown net of off-hire expenses of $458, $107 and $NIL, respectively.
     17. Direct Voyage Expenses:
The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2009	2008	2007
Bunkers	349	107	—
Port expenses	303	44	—
Other	101	—	—

Total	753	151	—

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
     18. Vessel Operating Expenses:
The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2009	2008	2007
Crew wages and related costs	7,815	1,734	—
Chemicals and lubricants	2,088	591	—
Repairs and maintenance	4,519	449	—
Insurance	1,556	300	—
Miscellaneous expenses	244	106	—

Total	16,222	3,180	—

     19. General and Administration Expenses:
The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2009	2008	2007
Auditors’ and accountants’ fees	1,159	695	—
Professional services	1,831	830	357
Salaries, BOD remuneration and other compensation	2,086	294	—
D&O Insurance	120	96	25
Other	732	246	63

Total	5,928	2,161	445

     20. General and Administration Expenses — Related Party:
The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2009	2008	2007
Office rental (Note 3(d))	726	88	—
Administrative fee (Note 3(a))	16	21	—

Total	742	109	—

     21. Interest and Finance Costs:
The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2009	2008	2007
Interest on long-term debt	4,695	2,768	—
Interest on revolving credit facility	1,659	799	—
Amortization of debt issuance costs	753	174	—
Commitment fee on un-drawn revolving credit facility	14	39	—
Other	109	115	45

Total	7,230	3,895	45

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
     22. Interest Income — Money Market Funds:
Interest income for the year ended December 31, 2009 of $430 represents interest earned on term deposits at an annualized interest rate ranging from 0.35% to 1.40%. Interest income of $3,361 for the year ended December 31, 2008 represents interest on money market funds held in trust at an annualized tax exempt interest yield of 2.72%.
     23. Financial Instruments:
The principal financial assets of the Company consist of cash and cash equivalents, accounts receivable trade, net and due from related parties. The principal financial liabilities of the Company consist of long-term debt, trade accounts payable, accrued expenses, accrued interest and financial instruments.
     (a) Significant Risks and Uncertainties, including Business and Credit Concentration
As of December 31, 2009, the Company operates a total fleet of 11 vessels, consisting of 4 Capesize vessels, 3 Panamax vessels, 2 Handysize vessels and 2 Supramax vessels. Of these 11 vessels, the Company acquired 3 on August 28, 2008, one on September 11, 2008, 2 on September 25, 2008 and the remaining 5 on August 12, 2009, when it completed the acquisition of a 50% controlling ownership interest in BET.
Pursuant to addenda dated July 24, 2009 to the individual charter party agreements dated May 26, 2008 between SAMC and each of Martinique Intl. Corp. (vessel Bremen Max) and Harbour Business Intl. Corp. (vessel Hamburg Max), SAMC agreed to extend the existing charter parties for the Bremen Max and the Hamburg Max. Pursuant to the terms of the addendum, each vessel will be chartered for a period of between 11-13 months, at the charterer’s option. The charters commenced on July 27, 2009 and August 12, 2009, respectively. The daily gross charter rates paid by SAMC are $15.5 for each of the Bremen Max and the Hamburg Max, which will generate revenues of approximately $12.7 million. All charter rates are inclusive of a commission of 1.25% payable to Safbulk Pty as commercial broker and 2.5% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is better than the period rate it is paying Seanergy.
On July 14, 2009, the African Oryx and the African Zebra were chartered for a period of 22 to 25 months at charter rates equal to $7 per day and $7.5 per day, respectively. Seanergy is also entitled to receive a 50% adjusted profit share calculated on the average spot Time Charter Routes derived from the Baltic Supramax.
Following the expiration of its charter party agreement in September 2009, the Delos Ranger was chartered in the spot market until January 14, 2010. On January 16, 2010, pursuant to a charter party agreement dated November 20, 2009, the vessel commenced employment for a period of 11-13 months with Bunge S.A. at a daily charter rate of $20, inclusive of a brokerage commission of 1.25% payable to each of Arrow and Safbulk Pty. and a charterer commission of 3.75%.
Following the expiration of its charter party agreement in November 2009, the Davakis G is chartered for a period of 11-13 months with Sangamon Transportation Group (Louis Dreyfus) at a daily charter rate of $21, inclusive of a brokerage commission of 1.25% payable to each of SSY NY and Safbulk Pty., and a charterer commission of 3.75%.
Pursuant to charter party agreements dated July 7, 2009, each of the BET Commander, the BET Prince, the BET Fighter, BET Scouter and the BET Intruder are chartered to SAMC at daily charter rates of $24, $25, $25, $26 and $15.5, respectively, for charters expiring in December 2011, January 2012, September 2011, October 2011 and September 2011, respectively, assuming latest redelivery. All charter rates for the BET fleet are inclusive of a commission of 1.25% payable to Safbulk Maritime as commercial broker and 3.75% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is better than the period rate it is paying BET.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
     23. Financial Instruments (continued):
The Company cannot predict whether its charterers will, upon the expiration of their charters, re-charter the Company’s vessels on favorable terms or at all. This decision is likely to depend upon prevailing charter rates in the months prior to charter expiration. If the Company’s charterers decide not to re-charter its vessels, the Company may not be able to re-charter them on similar terms. In the future, the Company may employ vessels in the spot market, which is subject to greater rate fluctuation than the time charter market. If the Company receives lower charter rates under replacement charters or are unable to re-charter all of its vessels, the Company’s net revenue will decrease.
     (b) Interest Rate Risk:
The Company’s interest rates and long-term loan repayment terms are described in Note 11.
     Fair Value of Financial Instruments
The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2009 and 2008. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	2009		2008
	Carrying value	Fair value	Carrying value	Fair value
Financial assets:

Cash and cash equivalents	63,607	63,607	27,543	27,543
Accounts receivable trade, net	495	495	—	—
Due from related parties	265	265	577	577

Financial liabilities:

Long-term debt	300,566	300,566	212,345	212,345
Convertible promissory note due to shareholders	—	—	29,043	28,453
Trade accounts and other payables	990	990	674	674
Due to underwriters	19	19	419	419
Accrued expenses	1,719	1,719	541	541
Accrued interest	1,508	1,508	166	166
Financial instruments — current liabilities	3,556	3,556	—	—
Financial instruments — net of current portion	1,550	1,550
Accrued charges on convertible promissory note due to shareholders	—	—	420	420
The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.
The fair values of the financial instruments shown in the above table as of December 31, 2009 and 2008 represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
     23. Financial Instruments (continued):
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
a.	Cash and cash equivalents, accounts receivable trade, net, due from related parties, trade accounts and other payables, due to underwriters, accrued expenses, and accrued interest: The carrying amounts approximate fair value because of the short maturity of these instruments. Restricted cash includes bank deposits that are required under the Company’s borrowing arrangements which are used to fund the loan installments coming due under the loan agreements. The funds can only be used for the purposes of loan repayment.

b.	Convertible promissory note: The fair value is determined by discounting the face value and applicable coupons which take into account the interest rate curve of the currency of the convertible note, the credit spread of the Company, the stock volatility, as well as any dividends paid by the Company.

c.	Long-term debt: The carrying value approximates the fair market value as the long-term debt bears interest at floating interest rate.

d.	As of December 31, 2009 the Company had outstanding three interest rate swap agreements respectively maturing from March 2011 through January 2013. These contracts do not qualify for hedge accounting and as such changes in their fair values are reported to earnings. The fair value of these agreements equates to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates.
The Company’s interest rate swaps have the following characteristics:
(i) From September 28, 2007 for a period of five years through September 28, 2012, for a total notional principal amount of $30,000. Under the provisions of the agreement the company pays a fixed rate of 4.84% and receives the six month LIBOR semiannually, (ii) From January 25, 2008 for a period of five years through January 25, 2013, for a total notional principal amount of $50,000. Under the provisions of the agreement the company pays a fixed rate of 3.13% and receives the six month LIBOR semiannually, and (iii) From March 10, 2008 for a period of three years through March 10 2011, for a total notional principal amount of $50,000. Under the provisions of the agreement the company pays a fixed rate of 2.96% on a semiannual basis and receives the three month LIBOR semiannually.
     (c) Fair Value Hierarchy
The Company adopted FASB guidance on January 1, 2008, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. This statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurement involving significant unobservable inputs (Level 3 measurement) The three levels of the fair value hierarchy are as follows:
Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
     23. Financial Instruments (continued):
The Company’s financial and nonfinancial items measured at fair value on a recurring basis at December 31, 2009 were:

	Level 1	Level 2	Level 3	Total
Interest Rate Swap — Current liabilities		(3,556)		(3,556)
Interest Rate Swap — Net of current portion		(1,550)		(1,550)

		(5,106)		(5,106)

The effect of financial instruments on the consolidated statement of income:

Derivatives not
designated as
hedging instruments	Location of loss recognized	Amount of loss
		2009	2008
Interest rate swaps	Loss on interest rate swaps	(1,575)	—

24. Accrued expenses
Accrued expenses are comprised of the following amounts:

	2009	2008
Accrued dry-docking costs	131	—
Accrued audit and financial advisory costs	1,484	460
Accrued voyage expenses	17	13
Accrued insurance and related liabilities	87	18
Other accrued liabilities	—	50

Total	1,719	541

25. Fair value of below market acquired time charters
In connection with the acquisition of BET, the Company acquired time charter contracts for the future, which extend through 2011. These contracts include fixed daily rates that are below market daily rates available as of the acquisition date. After determining the aggregate fair values of these time charter contracts as of the acquisition, the Company recorded the respective contract fair values on the consolidated balance sheet as non-current liabilities under “Fair value of below market acquired time charter”. These will be amortized into revenues using the straight-line method over the respective contract periods (2 years for the respective contracts). The amount amortized as of December 31, 2009 amounted to $125.

			Amount to be Amortized as
		Amortized	of December 31
	Amount Acquired	to Dec 31, 2009	2010	2011
Fair value of below market acquired time charters	710	125	319	266

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
     26. Insurance claims
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2009	2008
Hull and machinery	1,166	—
Crew medical	78	—
Other	16	—

Total	1,260	—

27. Goodwill
On August 28, 2008, the Company completed a business combination, as described in Note 1 above. This acquisition was accounted for under the purchase method of accounting and accordingly, the assets acquired were recorded at their fair values. No liabilities were assumed or other tangible assets acquired. The consideration paid for the business combination, excluding a contingent consideration, was recorded at fair value at the date of acquisition and amounted to $404,876 and consisted of cash paid of $367,031, the fair value of a convertible promissory note from a related party of $29,043 and direct transaction costs of $8,802. The fair value of the assets (vessels) acquired amounted to $360,081, thereby resulting in a premium (i.e. non-tax deductible goodwill) of $44,795.
As of December 31, 2008, the Company performed its annual goodwill impairment analysis and recorded a non-cash goodwill impairment charge of $44,795 thereby, fully writing off its goodwill, from the initial acquisition of the six vessels.
The contingent consideration forming part of the business combination consisted of the issuance of 4,308,075 shares of common stock subject to Seanergy meeting certain target EBITDA during the twelve month period ended September 30, 2009. This target was met and on September 30, 2009, the Company recorded additional consideration of $17,275, equal to the fair value of the 4,308,075 shares, with an increase in goodwill and equity.
The Company tested its goodwill for potential impairment, and concluded that no indication of impairment existed as of December 31, 2009. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel). The weighted average cost of capital used was 7.6%.
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2009	2008
Balance as of January 1
Goodwill	44,795	—
Accumulated impairment losses	(44,795)	—

	—	—
Goodwill acquired during the year	17,275	44,795
Impairment losses	—	(44,795)

Balance as of December 31
Goodwill	62,070	44,795
Accumulated impairment losses	(44,795)	(44,795)

	17,275	—

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)
28. Subsequent Events
We have evaluated subsequent events that occurred after the balance sheet date but before the issuance of these financial statements and performed, where it was necessary, the appropriate disclosures for those events.
a)	On January 28, 2010, the Company priced a public offering of 20,833,333 shares of common stock. The Company has granted the representatives of the underwriters a 45-day option to purchase up to an additional 3,125,000 shares of common stock to cover over-allotments. The shares were offered to the public at $1.20 per share. Four of the Company’s major shareholders affiliated with the Restis family purchased an additional 4,166,667 shares of common stock directly from the Company at the public offering price. The offering and the concurrent sale of 4,166,667 shares to entities affiliated with the Restis family settled and closed on February 3, 2010. The purpose of the offering is the acquisition of a new vessel, and resulted in net proceeds of approximately $28,000.

b)	On February 8, 2010, the Company terminated a memorandum of agreement for the intended acquisition of a 2009 Capesize vessel.

c)	On March 19, 2010, the underwriters exercised the over-allotment option to purchase an additional 1,945,000 shares of the Company’s common stock, which resulted in additional net proceeds to the Company of approximately $2,100.