Form 20-F
period 2010-12-31
Seanergy Maritime Holdings Corp.
filed 2011-03-31
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

1-3 Patriarchou Grigoriou Street, 166 74 Glyfada, Athens, Greece
(Address of principal executive offices)
Dale Ploughman, Chief Executive Officer and Chairman of the Board of Directors
Seanergy Maritime Holdings Corp.
1-3 Patriarchou Grigoriou Street, 166 74 Glyfada, Athens, Greece
Telephone: 30 210 9638461, Fax: 30 210 9638450

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Name of exchange on which registered
Shares of common stock, par value $0.0001 per share Warrants to purchase shares of common stock	NASDAQ Global Market NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2010, there were 109,723,980 shares of the registrant's common stock, $0.0001 par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐  Yes    ☒    No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒    Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.       Yes    ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipates," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predicts," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:

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

•
our ability to leverage the relationships and reputation in the dry bulk shipping industry of Safbulk Pty Ltd., or Safbulk Pty, and Safbulk Maritime S.A., or Safbulk Maritime, collectively referred to throughout this annual report as Safbulk, and Enterprises Shipping and Trading, S.A., or EST;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels;

•	acts of terrorism and other hostilities; and

•	other factors discussed in "Item 3.D. Risk Factors."

The forward-looking statements contained in this annual report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading "Item 3.D. Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and/or if and when management knows or has a reasonable basis on which to conclude that previously disclosed projections are no longer reasonably attainable.

ii

PART I

References in this annual report to "Seanergy," "we," "us" or "our company" refer to Seanergy Maritime Holdings Corp. and our subsidiaries, but, if the context otherwise requires, may refer only to Seanergy Maritime Holdings Corp.  References in this annual report to "Seanergy Maritime" refer to our predecessor, Seanergy Maritime Corp.  References in this annual report to "BET" refer to our wholly-owned subsidiary Bulk Energy Transport (Holdings) Limited.  References in this annual report to "MCS" refer to our wholly-owned subsidiary Maritime Capital Shipping Limited.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following table presents selected consolidated financial data of Seanergy as of and for the years ended December 31, 2010, 2009, 2008 and 2007 and for the period from August 15, 2006 (Inception) to December 31, 2006. Balance sheet data as of December 31, 2008, 2007 and 2006 is derived from our audited financial statements not included herein. The information is only a summary and should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this annual report and section "Item 5. Operating and Financial Review and Prospects." The selected consolidated financial data is a summary of, and is derived from, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The historical data included below and elsewhere in this annual report is not necessarily indicative of our future performance.

Our vessel operations commenced in August 2008, upon the consummation of our initial business combination. During the period from our inception to the date of our initial business combination, we were a development stage enterprise.

Amounts in the tables below are in thousands of U.S. dollars, except for share and per share data.

Year Ended December 31,				Period from Inception (August 15, 2006) to December 31,
2010	2009	2008	2007	2006
Statement of Income Data:
Vessel revenue, net	95,856	87,897	34,453	-	-
Direct voyage expenses	(2,399)	(753)	(151)	-	-
Vessel operating expenses	(30,667)	(16,222)	(3,180)	-	-
Voyage expenses - related party	(434)	(1,119)	(440)	-	-
Management fees - related party	(2,328)	(1,715)	(388)	-	-
Management fees	(316)	-	-	-	-
General and administration expenses	(7,606)	(5,928)	(2,161)	(445)	(5)
General and administration expenses - related party	(697)	(742)	(109)	-	-
Amortization of deferred dry-docking costs	(3,657)	(1,045)	-	-	-
Depreciation	(29,328)	(26,812)	(9,929)	-	-
Goodwill impairment loss	-	-	(44,795)	-	-
Vessels' impairment loss	-	-	(4,530)	-	-
Gain from acquisition of subsidiary	-	6,813	-	-	-
Operating income (loss)	18,424	40,374	(31,230)	(445)	(5)
Interest and finance costs	(12,931)	(7,230)	(3,895)	(45)	-
Interest and finance costs – shareholders	-	(386)	(182)	(13)	-
Interest income	358	430	3,361	1,948	1
Loss on interest rate swaps	(4,164)	(1,575)	-	-	-
Foreign currency exchange gains (losses), net	14	(44)	(39)	-	-
Net income (loss) before taxes	1,701	31,569	(31,985)	1,445	(4)
Income taxes	(60)	-	-	-	-
Net income (loss)	1,641	31,569	(31,985)	1,445	(4)
Less: Net (income) attributable to the noncontrolling interest	(1,509)	(1,517)	-	-	-
Net income (loss) attributable to Seanergy Maritime Holdings Corp. Shareholders	132	30,052	(31,985)	1,445	(4)
Net income (loss) per common share
Basic	0.00	1.16	(1.21)	0.12	0.00
Diluted	0.00	1.00	(1.21)	0.10	0.00
Weighted average common shares outstanding
Basic	87,916,947	25,882,967	26,452,291	11,754,095	7,264,893
Diluted	87,916,947	30,529,281	26,452,291	15,036,283	7,264,893

Dividends declared per share	-	-	0.1842	-	-

	As of December 31,
	2010	2009	2008	2007	2006
Balance Sheet Data:
Total current assets	68,459	67,473	29,814	235,213	376
Vessels, net	597,372	444,820	345,622	-	-
Total assets	696,401	538,452	378,202	235,213	632
Total current liabilities, including current portion of long-term debt	72,791	42,138	32,999	5,995	611
Long-term debt, net of current portion	346,168	267,360	213,638	-	-
Total Seanergy shareholders' equity	274,665	208,489	131,565	148,369	20
Non controlling interest	-	18,330	-	-	-
Total equity	274,665	226,819	131,565	148,369	20

	Year Ended December 31,				Period from Inception (August 15, 2006) to December 31,
	2010	2009	2008	2007	2006
Cash Flow Data:
Net cash provided by (used in) operating activities	31,537	43,208	25,700	1,585	(20)
Net cash provided by (used in) investing activities	7,885	36,353	(142,919)	(232,923)	-
Net cash (used in) provided by financing activities	(49,242)	(43,497)	142,551	233,193	376

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate and our business in general. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our securities could decline.

The dry bulk carrier charter market has sustained significant fluctuations since October 2008, which has adversely affected our revenues, earnings and profitability and may require us to raise additional capital in order to remain compliant with our loan covenants and loan covenant waivers and affect our ability to pay dividends in the future.

The abrupt and dramatic downturn in the dry bulk charter market, from which we have derived substantially all of our revenues, has severely affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. Over the comparable period of May through December 2008, the high and low of the Baltic Capesize Index, the Baltic Panamax Index, the Baltic Supramax Index and the Baltic Handysize Index represent declines of 96%, 96%, 94% and 92%, respectively. During 2009, the BDI increased from a low of 772 in January 2009 to a high of 4,661 in November 2009. In 2010, the BDI increased from 3,140 in January 2010 to a high of 4,209 in May 2010 and subsequently decreased to a low of 1,700 in July 2010. Since December 31, 2010, the BDI has further decreased to a low of 1,043 on February 4, 2011. The decline and volatility in charter rates has been due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased vessel deliveries, especially in the Capesize segment. In 2010, Chinese iron ore imports decreased by 1.4% compared to 2009 and coal imports rose by 31% in the same period. There is no certainty that the dry bulk charter market will experience any further recovery over the next several months and the market could decline from its current level. These circumstances, which result from the economic dislocation worldwide and the disruption of the credit markets, have had a number of adverse consequences for dry bulk shipping, including, among other things:

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

The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates likely will cause the value of the vessels that we own, to decline and we may not be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or meet our obligations. Because the factors affecting the supply and demand for dry bulk carriers are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in dry bulk shipping market conditions are also unpredictable.

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

We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the world's dry bulk carrier fleet and the sources and supply of cargo to be transported by sea. If the global vessel capacity increases in the dry bulk shipping market, but the demand for vessel capacity in this market does not increase or increases at a slower rate, the charter rates could materially decline, which could have a material adverse effect on our business, financial condition and results of operations.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities, and we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of our vessels are related to prevailing freight charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary. A decrease in the market value of our vessels would require us to raise additional capital in order to remain compliant with our loan covenants and loan covenant waiver agreements, and could result in the loss of our vessels and adversely affect our earnings and financial condition.

The fair market value of our vessels may increase and decrease depending on a number of factors including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	types and sizes of vessels;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental and other regulations; and

•	technological advances.

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain provisions of our credit facilities. If we are not able to remedy a non-compliance or obtain waivers, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels from our fleet, or they could accelerate our indebtedness and foreclose on their collateral, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values fall significantly we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results.

If we are not in compliance with these covenants and we are unable to obtain waivers, we will not be able to pay dividends in the future until the covenant defaults are cured or we obtain waivers. This may limit our ability to continue to conduct our operations, pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

An economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We expect that a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, Japan and, to some extent, India, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may

have a material adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China and India have had two of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. It is possible that China and other countries in the Asia Pacific region will continue to experience slower economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China, India and elsewhere. Our business, financial condition and results of operations, as well as our future prospects, will likely be adversely affected by a further economic downturn in any of these countries.

An oversupply of dry bulk carrier capacity may lead to reductions in charter rates and our profitability.

The market supply of dry bulk carriers has been increasing, and the number of dry bulk carriers on order is near historic highs. As of December 2010, newbuilding orders had been placed in dwt for an aggregate of more than 51.9% of the existing global dry bulk fleet, with the most deliveries expected during the next two years. An over-supply of dry bulk carrier capacity may result in a reduction of charter hire rates. If such a reduction occurs, upon the expiration or termination of our vessels' current charters, we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and expenses.

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

Continued disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common shares and warrants to further decline.

The United States and other parts of the world have exhibited weak economic conditions and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2010, we have total outstanding indebtedness of $399.5 million.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. These recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows and have caused the price of our common stock and warrants on the NASDAQ Global Market to decline and could cause the price of our common stock and warrants to decline further.

We will require substantial additional financing to fund the acquisition of additional vessels and to implement our business plans. We cannot be certain that sufficient financing will be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently you may lose some or all of your investment in us.

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

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

Our operations are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends in the future.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. To the extent we operate vessels in the spot market, this seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues may be  stronger in fiscal quarters ended December 31 and March 31. While this seasonality will not affect our operating results as long as our fleet is employed on period time charters, if our vessels are employed in the spot market in the future, seasonality may materially affect our operating results.

Our vessels may call on ports located in countries that are subject to sanctions or embargoes imposed by the United States government, which could negatively affect the trading price of our shares of common stock and our warrants.

From time to time, on charterers' instructions, our vessels may call on ports located in countries subject to sanctions or embargoes imposed by the United States government and in countries identified by the United States government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. The United States government has recently imposed sanctions with respect to Libya and expanded existing sanctions with respect to Iran.

On February 25, 2011, an executive order titled Blocking Property and Prohibiting Certain Transactions Related to Libya, or the Libya Executive Order, was issued. The Libya Executive Order prohibits U.S. persons from making or receiving contributions or provisions of funds, goods or services to or from certain entities and individuals whose property or interests in property are blocked by the Libya Executive Order. Entities and individuals with whom such transactions are specifically prohibited include, but are not limited to, certain members of the Qadafi family, the Libyan government (including its senior officials, agencies, instrumentalities and controlled entities) and the Central Bank of Libya.

On July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010, or CISADA. CISADA applies to both U.S. and non-U.S. persons, which includes our company. CISADA limits the ability of companies and persons to engage in investments and transactions that could directly and significantly contribute to Iran's ability to develop petroleum resources, import refined petroleum products, or facilitate the maintenance or expansion of Iran's domestic production of refined petroleum products.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, to which we refer as OPA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Bunker Oil Pollution Damage (as from time to time amended), generally referred to as the Bunker Convention, the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended), generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended), generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 (as from time to time amended) and the U.S. Maritime Transportation Security Act of 2002, to which we refer as the MTSA. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

We currently maintain, for each of our vessels, pollution liability coverage insurance of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it would severely hurt us.

Increased inspection procedures, tighter import and export controls and survey requirements could increase costs and disrupt our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. For example, on November 25, 2002, the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the tanker sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. In 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden, with dry bulk vessels and tankers particularly vulnerable to such attacks. For example, in November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100.0 million and was released in January 2009 upon a ransom payment of $3.0 million. In February 2009, the Saldanha, a vessel not affiliated with us, was seized by pirates while transporting coal through the Gulf of Aden and, in April 2009, the Maersk Alabama, a 17,000-ton container ship not affiliated with us, was seized by Somali pirates. Both of these ships were later released. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

The U.S. government recently imposed legislation concerning the deteriorating situation in Somalia, including acts of piracy off the coast of Somalia. On April 13, 2010, the President of the United States issued an Executive Order, which we refer to as the Order, prohibiting, among other things, the payment of monies to or for the benefit of individuals and entities on the list of Specially Designated Nationals, or SDNs, published by U.S. Department of the Treasury's Office of Foreign Assets Control. Certain individuals associated with piracy off the coast of Somalia are currently designated persons under the SDN list. The Order is applicable only to payments by U.S. persons and not by foreign entities such as Seanergy. Notwithstanding this fact, it is possible that the Order, and the regulations promulgated therefrom, may affect foreign private issuers to the extent that such foreign private issuers provide monies, such as ransom payments to secure the release of crews and ships in the event of detention hijackings, to any SDN for which they seek reimbursement from a U.S. insurance carrier. While additional regulations relating to the Order may be promulgated by the U.S. government in the future, we cannot predict what effect these regulations may have on our operations.

World events could affect our results of operations and financial condition.

Terrorist attacks such as those in New York on September 11, 2001, in Spain on March 11, 2004, in London on July 7, 2005 and in Mumbai in 2008 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. The continuing conflicts in Afghanistan and Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the October 2002 attack on the Limburg, a vessel not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and may impact the economic recession in the United States and other countries. Any of these occurrences could have a material adverse impact on our revenues and costs.

The operation of dry bulk carriers has particular operational risks which could affect our earnings and cash flow.

The operation of certain vessel types, such as dry bulk carriers, has certain particular risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels' holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and our ability to pay dividends in the future.

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

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessels. These surveys and dry-dockings can be costly and can result in delays in returning a vessel to operation. The cost of our dry-docks in 2010 totaled approximately $8.3 million. See "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Requirements" for our anticipated dry-docks.

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

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one of our vessels for claims relating to another of our vessels.

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

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We may not be adequately insured against all risks or our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

We have received waivers and/or amendments to our loan agreements waiving our compliance with certain covenants for certain periods of time. Our ability to conduct our business may be affected if we are unable to obtain waiver extensions or covenant modifications from our lenders and, in addition, any extensions of these waivers, if needed, could contain additional restrictions and might not be granted at all.

Our various loan agreements require that we maintain certain financial and other covenants. Recently low dry bulk charter rates and dry bulk vessel values have affected our ability to comply with some of these covenants. We are in compliance with the market value to loan covenant of our Marfin Egnatia Bank S.A. of Greece, or Marfin, loan agreement only because we have received a waiver until January 3, 2012. As of December 31, 2010, we did not meet the minimum equity ratio requirement of our Citibank International Plc, or Citibank, loan agreement. We have requested and our lender has waived our minimum equity ratio requirement as of December 31, 2010 and has reduced the minimum equity ratio requirement from 0.3:1.0 to 0.175:1.0 for the period from December 31, 2010 to December 31, 2011 (inclusive), pursuant to which we are in compliance with the new ratio. In addition, although we were in compliance as of December 31, 2010 with the terms of our United Overseas Bank Limited, or UOB, Hong Kong and Shanghai Banking Corporation Limited, or HSBC, and DVB Bank AG, or DVB, loan agreements, we have also received waivers from HSBC and DVB, which waivers have expiration dates of December 31, 2012, and March 31, 2011, respectively. The relevant covenant in the UOB loan takes effect beginning as of December 31, 2012. If we are not in compliance with the terms of our loan agreements at the time the waivers expire, our lenders could require us to post additional collateral, enhance our equity and liquidity, compel us to withhold payment of dividends, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could also accelerate our indebtedness and foreclose on their collateral. The exercise of any of these remedies could materially adversely impair our ability to continue to conduct our business.

If conditions in the dry bulk charter market remain depressed or worsen, we may need to request additional extensions of these waivers. There can be no assurance that our lenders will provide such extensions, and their willingness to provide any such extensions may be limited by their financial condition, business strategy and outlook for the shipping industry at the time of any such request, all of which are outside of our control. If we require extensions to the waivers and are unable to obtain them, as described above, we would be in default under our various loan agreements, and your investment in our shares could lose most or all of its value.

In addition, as a result of these waivers, our lenders imposed operating and financial restrictions on us. If we need to extend these waivers, our lenders may impose additional restrictions. In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness, and increase the interest rates they charge us on our outstanding indebtedness. These potential restrictions and requirements may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

Furthermore, our Marfin loan agreement contains a cross-default provision that may be triggered by a default under one of our other loan agreements. A cross-default provision means that a default on one loan would result in a default on the other loan. Because of the presence of cross default provisions in our Marfin loan agreement, the refusal of any one lender to grant or extend a waiver could result in our indebtedness under our Marfin loan agreement being accelerated even if our other lenders have waived covenant defaults under the respective loan agreements. If our indebtedness under our Marfin loan agreement is accelerated, it may be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if Marfin forecloses its liens.

Our debt financing contains restrictive covenants that may limit our liquidity and corporate activities.

The Marfin, Citibank, UOB, HSBC and DVB loan agreements, and any future loan agreements we or our subsidiaries may execute, may impose operating and financial restrictions on us or our subsidiaries. These restrictions may, subject to certain exceptions, limit our or our subsidiaries' ability to:

•	incur additional indebtedness;

•	create liens on our or our subsidiaries' assets;

•	sell capital stock of our subsidiaries;

•	engage in any business other than the operation of the vessels;

•	pay dividends;

•	change or terminate the management of the vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell the vessels.

The restrictions included in the Marfin loan agreement include minimum financial standards we must comply with including:

•	The ratio of total liabilities to total assets;

•	The ratio of total net debt owed to LTM (last twelve months) EBITDA;

•	The ratio of LTM EBITDA to net interest expense;

•	Cash to net debt;

•
A security margin whereby the aggregate market value of the vessels and the value of any additional security is required to be at least 135% of the aggregate of the debt financing and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained. A waiver from Marfin has been received with respect to this clause.

The financial ratios are required to be tested by us on a quarterly basis on a last-twelve-months basis.

In addition to the minimum financial standards, under the terms of the Marfin loan agreement, we must also ensure that certain members of the Restis family of Greece, who are affiliates of our major shareholders, and the family of our former chairman Mr. George Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital. A violation of this covenant constitutes an event of default under our credit facility and would provide Marfin with various remedies. Under the UOB, DVB and HSBC loan agreements, no other person other than the Restis family or affiliated companies with the Restis family or Seanergy may become the beneficial owner of more than 30% of MCS's issued voting share capital. Furthermore, under the terms of the Citibank loan agreement, the Restis family or affiliated companies must be the ultimate beneficial owners of at least 50.1% of our issued voting share capital or, in certain circumstances, not less than 40% of our issued voting capital. If we are not in compliance with the terms of our loan agreements, our lenders could require us to post additional collateral, enhance our equity and liquidity, compel us to withhold payment of dividends, increase our interest payment, pay down our indebtedness, sell vessels in our fleet, or they could also accelerate our indebtedness and foreclose on their collateral. The exercise of any of these remedies could materially adversely impair our ability to continue to conduct our business.

Under the Citibank loan agreement, the BET subsidiaries are subject to operating and financial covenants that may affect BET's business. Furthermore, the BET subsidiaries must assure the lenders that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the Citibank loan. If the market value of the vessels is less than this amount, the BET subsidiaries must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders, and a portion of the debt may be required to be classified as current. In addition, the Citibank supplemental agreement dated August 4, 2010 provides that BET must maintain a minimum amount of $7.5 million in cash in the BET account with Citibank. Under the Citibank supplemental agreement dated December 23, 2010, the applicable margin has been adjusted to 1.75% per annum. Lastly, the Citibank supplemental agreement dated March 31, 2011 provides (i) for a waiver of any breach or shortfall on the minimum equity ratio requirement as of December 31, 2010, (ii) for the temporary reduction of the minimum equity ratio requirement from 0.3:1.0 to 0.175:1.0 for the accounting period ending December 31, 2011 (inclusive) and (iii) for an adjustment of the applicable margin to 2% per annum for the period between January 1, 2011 and December 31, 2011 (inclusive).

Under the UOB, HSBC and DVB loan agreements, the MCS subsidiaries are subject to operating and financial covenants that may affect MCS's business. These restrictions may, subject to certain exceptions, limit the MCS subsidiaries' ability to engage in many of the activities listed above. Furthermore, the MCS subsidiaries must assure the lenders that the aggregate market value of the MCS vessels is not less than 133%, 125% and 100% of the outstanding amount of each of the UOB, HSBC and DVB loans, respectively. With respect to the DVB loan, the aggregate market value of the MCS vessel may not be less than 100% of the outstanding amount of the DVB loan provided that a certain prepayment is made by the Company, on or prior to March 31, 2011. After December 31, 2011, the aggregate market value of the MCS vessel may not be less than 133% of the outstanding amount of the DVB loan. Although we were in compliance with the terms as of December 31, 2010, we have received from each of HSBC and DVB waivers from compliance of these security requirements until December 31, 2012 and March 31, 2011, respectively. With respect to the UOB loan, this covenant takes effect beginning as of December 31, 2012. If the market value of the vessels is less than this amount, the MCS subsidiaries must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders, and a portion of the debt may be required to be classified as current.

Therefore, we may need to seek permission from our lenders in order to engage in some important corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Also, any further decline in vessel values may, absent any extensions of our current waivers, cause us, BET or MCS to fail to meet the market value covenants in the loan agreements and entitle the lenders to assert certain rights. Our current and any future lenders' interests may be different from our interests, and we cannot guarantee that we will be able to obtain such lenders' permission when needed. These potential restrictions and requirements may limit our ability to pay dividends in the future to you, finance our future operations, make acquisitions or pursue business opportunities.

Our ability to comply with the covenants and restrictions contained in our loan agreements may be affected by economic, financial and industry conditions and other factors beyond our control. Any default under our loan agreements that is not waived by the required lenders, and the remedies sought by the lenders, could prevent us from paying dividends in the future. Any future loan agreement or amendment or debt instrument may contain similar or more restrictive covenants.

The failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

Sixteen of our dry bulk vessels are currently employed under time charters, and the remaining four are currently employed on bareboat charters. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the dry bulk shipping industry and the overall financial condition of the counterparties. In addition, in challenging market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charterhire or attempt to renegotiate charter rates. The time charters on which we currently deploy sixteen of the vessels in our fleet provide for charter rates that are above current market rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased charter rate levels, particularly in the dry bulk carrier market. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future and comply with covenants in our loan agreements.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

Through the BET and MCS acquisitions, we have three and three, respectively, interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to the BET and MCS loan facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. As of December 31, 2010, the fair value of our interest rate swaps was a liability of approximately $8.6 million.

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

As we expand our business, we will need to improve or expand our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and attempts by Safbulk, EST, M/S Fleet Ship Management Inc., or M/S Fleet, and Wallem Shipmanagement Ltd., or Wallem, to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on EST, M/S Fleet and Wallem to recruit additional seafarers and shoreside administrative and management personnel. EST, M/S Fleet and Wallem may not be able to continue to hire suitable employees or a sufficient number of employees as we expand our fleet. If EST's, M/S Fleet's or Wallem's unaffiliated crewing agents encounter business or financial difficulties, we may not be able to adequately staff our vessels. We may also have to increase our customer base to provide continued employment for most of our new vessels. If we are unable to operate our financial system or increase our customer base as we expand our fleet, or if EST, M/S Fleet and Wallem are unable to operate our operating systems effectively or to recruit suitable employees in sufficient numbers, our financial performance and our ability to pay dividends in the future may be adversely affected.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of December 31, 2010, the vessels in our current fleet had an average age of 13 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 30 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2010, the average age of the vessels in our current fleet was 13 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton which has become the major vetting service in the dry bulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels profitably during the remainder of their useful lives.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of dividends in the future. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay drydocking costs not covered by our insurance.

Purchasing and operating second hand vessels may result in increased operating costs and vessel off-hire, which could adversely affect our earnings.

We have inspected the second hand vessels that we acquired in our initial business combination and in the acquisitions of BET and MCS and considered the age and condition of the vessels in budgeting for operating, insurance and maintenance costs. If we acquire additional second hand vessels in the future, we may encounter higher operating and maintenance costs due to the age and condition of those additional vessels.

However, our inspection of second hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. A second hand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on second hand vessels.

In general, the costs to maintain a dry bulk carrier in good operating condition increase with the age of the vessel. The average age of our fleet is approximately 13 years, out of the expected useful life of 30 years. Older vessels, however, are typically less fuel-efficient and more costly to maintain than more recently constructed dry bulk carriers due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

We are exposed to U.S. Dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

We generate all of our revenues and incur all of our operating expenses in U.S. Dollars, but we currently incur the majority of our general and administrative expenses in currencies other than the U.S. Dollar, primarily the Euro. Because such portion of our expenses is incurred in currencies other than the U.S. Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. Dollar and the Euro, which could affect the amount of net income that we report in future periods. We may use financial derivatives to operationally hedge some of our currency exposure. Our use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy financial obligations or to pay dividends.

We are a holding company and our subsidiaries, which are all wholly-owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, and the laws of Bermuda, the British Virgin Islands, Hong Kong, the Republic of Liberia and the Republic of the Marshall Islands, where our vessel-owning subsidiaries are incorporated, which regulate the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, our board of directors may not exercise its discretion to pay dividends in the future.

In addition, the declaration and payment of dividends in the future will depend on the provisions of Marshall Islands law affecting the payment of dividends. Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend and dividends may be declared and paid out of our operating surplus; but in this case, there is no such surplus. Dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Our ability to pay dividends in the future will also be subject to our satisfaction of certain financial covenants contained in our credit facilities and certain waivers related thereto. We may be unable to pay dividends in the anticipated amounts or at all.

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

The market value of our vessels can and have fluctuated significantly based on general economic and market conditions affecting the shipping industry and prevailing charter hire rates. Since the end of 2008, the market value of our vessels has dropped significantly due to, among other things, the substantial decline in charter rates. During the year ended December 31, 2008, we recorded an impairment charge of $4.5 million on our vessels. No indication of impairment existed as of December 31, 2009 or through December 31, 2010. There can be no assurance as to how long charter rates and vessel values will remain at the current low levels or whether they will improve to any significant degree. Consequently we may have to record further impairments of our vessels.

The market value of our vessels may increase or decrease in the future depending on the following factors:

•	economic and market conditions affecting the shipping industry in general;

•	supply of dry bulk vessels, including newbuildings;

•	demand for dry bulk vessels;

•	scrap values

•	types, sizes and ages of vessels;

•	other modes of transportation;

•	competition from other shipping companies;

•	cost of newbuildings;

•	technological advances;

•	new regulatory requirements from governments or self-regulated organizations; and

•	prevailing level of charter rates.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. In addition, whenever events or changes in circumstances indicate potential impairment, we test the carrying value of our vessels in our financial statements, based upon their earning capacity and remaining useful lives. Earning capacity is measured by the vessels' expected earnings under their charters. If we determine that our vessels' carrying values should be reduced, we would recognize an impairment charge on our financial statements that would result in a potentially significant charge against our earnings and a reduction in our shareholders' equity. Such impairment adjustment could also hinder our ability to raise capital. If for any reason we sell our vessels at a time when prices have fallen, the sale proceeds may be less than that vessel's carrying amount on our financial statements, and we would incur a loss and a reduction in earnings. Finally, a decline in vessel values would likely cause us to violate certain covenants in our loan agreement that require vessel values to equal or exceed a stated percentage of the amount of our loans. Such violations could result in our default under our loan agreements.

If we fail to manage our growth properly, we may not be able to expand our fleet further if we desire to do so, adversely affecting our overall financial position.

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

We face strong competition, and we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We obtain charters for our vessels in highly competitive markets in which our market share is insufficient to enforce any degree of pricing discipline. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. Competition for the transportation of dry bulk cargoes can be intense and depends on price, customer relationships, operating expertise, professional reputation and size, location age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2010, we had outstanding indebtedness of $399.5 million and we expect to incur additional indebtedness as we further grow our fleet as market conditions warrant. This level of debt could have important consequences to us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;

•
we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and any future dividends to our shareholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control, as well as the level of future interest rates applicable to our outstanding indebtedness. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

Credit market volatility may affect our ability to refinance our existing debt, borrow funds under our revolving credit facility or incur additional debt.

The credit markets have recently experienced extreme volatility and disruption, which has limited credit capacity for certain issuers, and lenders have requested shorter terms and lower loan to value ratios. The market for new debt financing is extremely limited and in some cases not available at all. If current levels of market disruption and volatility continue or worsen, we may not be able to refinance our existing debt, draw upon our revolving credit facility or incur additional debt, which may require us to seek other funding sources to meet our liquidity needs or to fund planned expansion. For example, our existing term loan and revolving credit facilities from Marfin are tied to the market value of the vessels whereby the aggregate market values of the vessels and the value of any additional security should be at least 135% of the aggregate of the debt financing and any amount available for drawing under the revolving facility less the aggregate amount of all deposits maintained. If the percentage is below 135%, then a prepayment of the loans may be required or additional security may be requested. On September 9, 2009, November 13, 2009 and June 2, 2010 we executed addenda no. 1, no. 2 and no. 3, respectively, to the loan agreement with Marfin and obtained a waiver of this loan covenant through January 3, 2012. In connection with the amendment and waiver dated June 2, 2010, Marfin made certain changes to our loan agreement including increasing the interest payable during the waiver period from USD LIBOR plus 3.00% to USD LIBOR plus 3.50% in respect of the term loan and from USD LIBOR plus 3.50% to USD LIBOR plus 4.00% in respect of the revolving facility, accelerating the due dates of certain of our principal installments and limiting our ability to pay dividends without their prior consent. The Citibank restated loan agreement as amended by the supplemental agreement dated September 30, 2009 contains a similar covenant. If the market value of the BET vessels is less than 125% of the outstanding amount of the Citibank loan, the BET subsidiaries must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders. The Citibank supplemental agreement dated August 4, 2010 provides that BET must maintain a minimum amount of $7.5 million in cash in the BET account with Citibank and, under the Citibank supplemental agreement dated December 23, 2010, the applicable margin has been adjusted to 1.75% per annum. The Citibank supplemental agreement dated March 31, 2011 provides (i)  for a waiver of any breach or shortfall in the minimum equity ratio requirement as of December 31, 2010, (ii) for the temporary reduction of the minimum equity ratio requirement from 0.3:1.0 to 0.175:1.00 for the accounting period ending December 31, 2011 and (iii) for an adjustment of the applicable margin to 2% for the period between January 1, 2011 and December 31, 2011. Our MCS loan agreements include covenants, among others, that require the MCS borrowers to maintain vessel insurance for an aggregate amount equal to the greater of the vessels' aggregate market value or an amount equal to 133%, 125% and 100% of the outstanding amount under each of the UOB, HSBC and DVB loans as described above. The MCS borrowers have received from each of DVB and HSBC waivers from compliance of these security requirements until March 31, 2011 and December 31, 2012, respectively. The relevant covenant in the UOB loan takes effect beginning as of December 31, 2012.  On the MCS loan facility with DVB the applicable margin following the supplemental agreement dated May 20, 2010 is USD LIBOR plus 2.10% per annum on the senior loan and USD LIBOR plus 4.90% per annum on the junior loan. On the MCS loan facility with HSBC following a supplemental agreement dated May 21, 2010, the applicable margin to the later of July 21, 2011 and the date of compliance with the security requirement covenant is USD LIBOR plus 3.25% per annum and thereafter is USD LIBOR plus 2.75% per annum unless there is a breach of the compliance of the security requirement or there is an event of default under the loan agreement. With respect to the MCS loan facility with UOB, and following a supplemental agreement dated May 24, 2010, the applicable margin prior to the voluntary prepayment was USD LIBOR plus (i) 1.40% per annum if the loan-to-value ratio was equal to or greater than 70%, (ii) 1.25% if the loan-to-value ratio was equal to or greater than 60% but less than 70%, or (iii) 1.10% if the loan-to-value ratio was less than 60%. The applicable margin following the voluntary prepayment is USD LIBOR plus 2.50% per annum in relation to the senior loan and USD LIBOR plus 3.50% per annum in relation to the subordinated loan.

Hence, we may need to seek permission from our lenders in order to make further use of our Marfin revolving credit facility or avoid prepayment obligations under our Marfin, Citibank, UOB, HSBC or DVB loan agreements, depending on the aggregate market value of our vessels. We cannot assure you that we will be able to obtain debt or other financing on reasonable terms, or at all.

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

We will generally attempt to recharter our vessels at favorable rates with reputable charterers as our existing charters expire. If the dry bulk shipping market is in a period of depression when our vessels' charters expire, it is likely that we may be forced to re-charter them at substantially reduced rates, if we are able to re-charter them at all. If rates are significantly lower or if we are unable to recharter our vessels, our earnings may be adversely affected.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.

We may be subject to calls, or premiums, in amounts based not only on our claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends in the future.

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

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We depend on our commercial and technical managers to operate our business and our business could be harmed if they fail to perform their services satisfactorily.

Pursuant to our management agreements, EST provides us with technical, general administrative and support services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance, freight management, accounting related to vessels, provisions, bunkering and operation) and M/S Fleet and Wallem provide us with technical management services for certain of our vessels. Our operational success depends significantly upon EST's, M/S Fleet's and Wallem's satisfactory performance of these services. Our business would be harmed if EST, M/S Fleet or Wallem failed to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our management agreement.

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

Although we may have rights against EST, M/S Fleet and Wallem if they default on their obligations to us, investors in us will have no recourse against them. Further, we will need to seek approval from our lenders to change our technical managers from EST, M/S Fleet or Wallem.

Management fees are payable to our technical managers regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to our management agreement with EST, M/S Fleet and Wallem, we pay a fee of EUR 436, $296 and $230, per day per vessel, respectively, for providing technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors and officers' liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursed by us. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our technical managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on each of EST and Safbulk for the technical management and commercial management of part of our fleet.

We subcontract the technical management and commercial management of part of our fleet, including crewing, maintenance and repair, to each of EST and Safbulk, both affiliates of members of the Restis family. The loss of services of, or the failure to perform by, either of these entities could materially and adversely affect our results of operations. Although we may have rights against either of these entities if they default on their obligations to us, you will have no recourse directly against them. Further, we expect that we will need to seek approval from our lenders to change our manager from EST.

EST, Safbulk, M/S Fleet and Wallem are privately held companies and there is little or no publicly available information about them.

The ability of EST, Safbulk, M/S Fleet and Wallem to continue providing services for our benefit will depend in part on their respective financial strength. Circumstances beyond our control could impair their financial strength, and because they are privately held, it is unlikely that information about their financial strength would become public unless any of these entities began to default on their respective obligations. As a result, our shareholders might have little advance warning of problems affecting EST, Safbulk, M/S Fleet and Wallem, even though these problems could have a material adverse effect on us.

We outsource, and expect to continue to outsource, the technical management and commercial management of part of our fleet to companies that are affiliated with members of the Restis family, which may create conflicts of interest.

We outsource, and expect to continue to outsource, the technical management and commercial management of part of our fleet to EST and Safbulk, companies that are affiliated with members of the Restis family. Companies affiliated with members of the Restis family own and may acquire vessels that compete with our fleet. Both EST and Safbulk have responsibilities and relationships to owners other than us which could create conflicts of interest between us, on the one hand, and EST or Safbulk, on the other hand. These conflicts may arise in connection with the chartering of the vessels in our fleet versus dry bulk carriers managed by other companies affiliated with members of the Restis family. There can be no assurance that they will resolve conflicts in our favor.

Because South African Marine Corp., S.A. is the sole counterparty on the time charters for five of our vessels, the failure of this counterparty to meet its obligations could cause us to suffer losses, thereby decreasing our revenues, operating results and cash flows.

All five BET vessels are chartered to South African Marine Corp., S.A., or SAMC, a company affiliated with members of the Restis family. Until we are able to fully implement our strategy of chartering vessels to unaffiliated charterers, we will continue to be dependent on performance by SAMC. Our charters may terminate earlier than the dates indicated in this annual report. Under our charter agreements, the events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of our charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry, the charter rates received for specific types of vessels, the ability of the charterer to obtain letters of credit from its customers and various operating expenses. It is our understanding that SAMC operates some of the vessels on period charters and some of the vessels in the spot market. The spot market is highly competitive and spot rates fluctuate significantly. Vessels operating in the spot market generate revenues that are less predictable than those on period time charters. Therefore, SAMC may be exposed to the risk of fluctuating spot dry bulk charter rates, which may have an adverse impact on its financial performance and its obligations. The cost and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows, financial condition and our ability to pay dividends.

The majority of the members of our shipping committee are appointees nominated by affiliates of members of the Restis family, which could create conflicts of interest detrimental to us.

Our board of directors has created a shipping committee, which has been delegated exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. Affiliates of members of the Restis family have the right to appoint two of the three members of the shipping committee and as a result such affiliates will effectively control all decisions with respect to our shipping operations that do not involve a transaction with a Restis affiliate. Mr. Dale Ploughman, Ms. Christina Anagnostara and Mr. Dimitris Panagiotopoulos currently serve on our shipping committee. Mr. Ploughman also will continue to serve as an officer and/or director of other entities affiliated with members of the Restis family that operate in the dry bulk sector of the shipping industry. The dual responsibilities in exercising fiduciary duties to us and other entities in the shipping industry could create conflicts of interest. Although Mr. Ploughman intends to maintain as confidential all information he learns from one company and not disclose it to the other entities for whom he serves; in certain instances this could be impossible given the respective roles with various companies. There can be no assurance that Mr. Ploughman would resolve any conflicts of interest in a manner beneficial to us.

The Restis affiliate shareholders hold approximately 75% of our outstanding common stock. This may limit your ability to influence our actions.

As of March 30, 2011, the Restis affiliate shareholders own approximately 75%, excluding shares issuable upon exercise of warrants, of our outstanding common stock (including 70,000 shares of common stock owned by Argonaut SPC, a fund whose investment manager is an affiliate of members of the Restis family), or approximately 61% of our outstanding capital stock on a fully diluted basis, assuming exercise of all outstanding warrants. Our major shareholders have the power to exert considerable influence over our actions and matters which require shareholder approval, which limits your ability to influence our actions. Furthermore, under the terms of the Citibank loan agreement, the Restis family or affiliated companies must be the ultimate beneficial owners of at least 50.1% of our issued voting share capital or, in certain circumstances, not less than 40% of our issued voting capital. Additionally, under the terms of the Marfin loan agreement, we must also ensure that members of the Restis family and the family of our former chairman Mr. George Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital. Under the UOB, DVB and HSBC loan agreements, no other person other than the Restis family or affiliated companies with the Restis family or Seanergy may become the beneficial owner of more than 30% of MCS's issued voting share capital.

The market price of our common stock has been and may in the future be subject to significant fluctuations.

The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

•	quarterly variations in our results of operations;

•	our lenders' willingness to extend our loan covenant waivers, if necessary;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	changes in earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	the thin trading market for our common stock, which makes it somewhat illiquid;

•	the current ineligibility of our common stock to be the subject of margin loans because of its low current market price;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions; and

•	domestic and international economic, market and currency factors unrelated to our performance.

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

On January 28, 2011, we were notified by NASDAQ that we were no longer in compliance with NASDAQ Listing Rule 5450(a)(1) because the closing bid price of our common stock for 30 consecutive business days, from December 14, 2010 to January 26, 2011, had been below the minimum $1.00 per share bid price requirement for continued listing on the NASDAQ Global Market. This notification has no effect on the listing of the Company's common stock at this time, and the applicable grace period to regain compliance is 180 calendar days, expiring on July 27, 2011. We will regain compliance if, at any time during such grace period, the closing bid price of our common stock is at least $1.00 per share for a minimum of ten consecutive business days. However, as of March 30, 2011, the closing bid price of our common stock had not reached $1.00 per share for any business day since our receipt of the bid price deficiency notice from NASDAQ.

We intend to monitor the closing bid price of our common stock between now and July 27, 2011.  However, if the closing bid price of our common stock does not reach $1.00 per share for ten consecutive business days, our common stock listing may be moved to the NASDAQ Capital Market, which is a lower tier market, or our common stock may be delisted and traded on the over-the-counter bulletin board network. Moving our listing to the NASDAQ Capital Market could adversely affect the liquidity of our common stock and the delisting of our common stock would significantly affect the ability of investors to trade our securities and could significantly negatively affect the value of our common stock. In addition, the delisting of our common stock could further depress our stock price and materially adversely affect our ability to raise further capital on terms acceptable to us, or at all. Delisting from NASDAQ could also have other negative results, including the potential loss of confidence by suppliers and employees, the loss of institutional investor interest and fewer business development opportunities.

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

We are incorporated under the laws of the Republic of the Marshall Islands, and all of our assets are, and will be, located outside of the United States. Our business is operated primarily from our offices in Athens, Greece. In addition, our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us, or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, you may have difficulty enforcing, both within and outside of the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. There is also substantial doubt that the courts of the Republic of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us, or our affiliates for a cause of action arising under Marshall Islands laws, it may impracticable for you to do so given the geographic location of the Marshall Islands. For more information regarding the relevant laws of the Marshall Islands, please read "Enforceability of Civil Liabilities."

Anti-takeover provisions in our amended and restated articles of incorporation and by-laws could make it difficult for shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and by-laws could make it difficult for shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include those that:

•	authorize our board of directors to issue "blank check" preferred stock without shareholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	require a super-majority vote in order to amend the provisions regarding our classified board of directors with staggered, three-year terms;

•	permit the removal of any director from office at any time, with or without cause, at the request of the shareholder group entitled to designate such director;

•	allow vacancies on the board of directors to be filled by the shareholder group entitled to name the director whose resignation or removal led to the occurrence of the vacancy; and

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

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We should not be a PFIC with respect to any taxable year. Based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations – U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the shares of our common stock. See "Tax Considerations – U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Based on the current and expected composition of our and our subsidiaries' assets and income, it is not anticipated that we will be treated as a PFIC. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly there can be no assurances regarding our status as a PFIC for the current taxable year or any future taxable year. See the discussion in the section entitled "Item 10.E. Taxation — Passive Foreign Investment Company Regulations." We urge U.S. Holders to consult with their own tax advisors regarding the possible application of the PFIC rules.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

We believe that we qualify for the benefits of Section 883. However, there are factual circumstances beyond our control that could cause us or any one of our ship-operating companies to fail to qualify for this tax exemption and thereby subject us to U.S. federal income tax on our U.S. source income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of the outstanding shares of our stock, owned in the aggregate 50% or more of the vote and value of the outstanding shares of our stock, and "qualified shareholders" as defined by the regulations to Section 883 did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are not so owned from representing 50% or more of the value of our stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements. In addition, such shareholders will also be required to comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary's or other person's similar compliance in the chain of ownership between us and such shareholders.

Due to the factual nature of the issues involved, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries. If we or our subsidiaries are not entitled to exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% U.S. federal income tax on the shipping income such companies derive during the year that is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for a preferential rate of United States federal income taxation.
Legislation has been introduced in the U.S. Senate that would deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country that has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted, the preferential rate of U.S. federal income tax discussed under "Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions on Our Common Stock" may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation will be enacted.

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

Our amended and restated articles of incorporation currently authorize our Board to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

You may experience dilution as a result of the exercise of our warrants.

We have 38,984,667 warrants to purchase shares of our common stock issued and outstanding at an exercise price of $6.50 per share. In addition, we have assumed Seanergy Maritime's obligation to issue 1,000,000 shares of common stock and warrants to purchase 1,000,000 shares of our common stock under the unit purchase option it granted the underwriter in its initial public offering at an exercise price of $12.50 per unit. Lastly, we issued to Maxim Group LLC and Rodman & Renshaw, LLC, the joint book-running managers and representatives of the underwriters in connection with the public offering of shares of our common stock that we completed on February 3, 2010, warrants to purchase an aggregate of 1,138,917 shares with an exercise price of $1.32 per share. As a result, you may experience dilution if any of these warrants are exercised.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Incorporation of Seanergy and Seanergy Maritime

We were incorporated under the laws of the Republic of the Marshall Islands on January 4, 2008, originally under the name Seanergy Merger Corp., as a wholly owned subsidiary of Seanergy Maritime Corp., or Seanergy Maritime. We changed our name to Seanergy Maritime Holdings Corp. on July 11, 2008. Our executive offices are located at 1-3 Patriarchou Grigoriou Street, 166 74 Glyfada, Athens, Greece and our telephone number is +30-210-963-8461.

Seanergy Maritime was incorporated in the Marshall Islands on August 15, 2006 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. Seanergy Maritime, up to the date of the initial business combination, had not commenced any business operations and was considered a development stage enterprise. Seanergy Maritime is our predecessor. See " Dissolution and Liquidation of Our Predecessor."

Initial Public Offering of Seanergy Maritime and Initial Business Combination

On September 28, 2007, Seanergy Maritime consummated its initial public offering of 23,100,000 units, with each unit consisting of one share of its common stock and one warrant. Each warrant entitled the holder to purchase one share of Seanergy Maritime common stock at an exercise price of $6.50 per share. The initial public offering generated $227,071,000 in net proceeds, after deducting certain deferred offering costs, that was held in a trust account maintained by Continental Stock Transfer & Trust Company, which we refer to as the Seanergy Maritime Trust Account.

We acquired our initial fleet of six dry bulk carriers from the Restis family for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 (face value) in the form of a convertible promissory note, or the Note, and (iii) an aggregate of 4,308,075 shares of our common stock, subject to us meeting an Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, target of $72.0 million to be earned between October 1, 2008 and September 30, 2009, which target was achieved and the additional consideration was recorded as an increase in goodwill of $17,275,000. This acquisition was made pursuant to the terms and conditions of a Master Agreement dated May 20, 2008 among us, Seanergy Maritime, our former parent, the several selling parties who are affiliated with members of the Restis family, and the several investing parties who are affiliated with members of the Restis family, and six separate memoranda of agreement, which we collectively refer to as the "MOAs," between our vessel-owning subsidiaries and each seller, each dated as of May 20, 2008. The acquisition was completed with funds from the Seanergy Maritime Trust Account and with financing provided by Marfin.

On August 28, 2008, we completed our initial business combination with the acquisition, through our designated nominees, of the six dry bulk vessels. On that date, we took delivery of the M/V Davakis G., the M/V Delos Ranger and the M/V African Oryx. On September 11, 2008, we took delivery, through our designated nominee, of the fourth vessel, the M/V Bremen Max. On September 25, 2008, we took delivery, through our designated nominees, of the final two vessels, the M/V Hamburg Max and the M/V African Zebra.

Dissolution and Liquidation of Our Predecessor

On August 26, 2008, shareholders of Seanergy Maritime also approved a proposal for the dissolution and liquidation of Seanergy Maritime, or the dissolution and liquidation, which was originally filed with the SEC on June 17, 2008, subsequently amended on July 31, 2008 and supplemented on August 22, 2008. Seanergy Maritime proposed the dissolution and liquidation because following the vessel acquisition, Seanergy Maritime was no longer needed and its elimination was expected to save substantial accounting, legal and compliance costs related to the U.S. federal income tax filings necessary because of Seanergy Maritime's status as a partnership for U.S. federal income tax purposes.

In connection with the dissolution and liquidation of Seanergy Maritime, on January 27, 2009, Seanergy Maritime filed Articles of Dissolution with the Registrar of Corporations of the Marshall Islands in accordance with Marshall Islands law and distributed to each holder of shares of common stock of Seanergy Maritime one share of our common stock for each share of Seanergy Maritime common stock owned by such shareholders. All outstanding warrants and the underwriter's unit purchase option of Seanergy Maritime concurrently become our obligations and became exercisable to purchase our common stock. Following the dissolution and liquidation of Seanergy Maritime, our common stock and warrants began trading on the Nasdaq Stock Market on January 28, 2009. For purposes of this annual report all share data and financial information for the period prior to January 27, 2009 is that of Seanergy Maritime.

BET acquisition

On August 12, 2009, we closed on the acquisition of a 50% interest in BET from Constellation Bulk Energy Holdings, Inc., or Constellation. Following this acquisition, we controlled BET through our right to appoint a majority of the BET board of directors pursuant to a shareholder agreement with Mineral Transport Holdings, Inc., or Mineral Transport, a company controlled by members of the Restis family. The purchase price consisted of $1.00 and the acquisition of assets and the assumption of liabilities . The stock purchase was accounted for under the purchase method of accounting and accordingly the assets (vessels) acquired and the liabilities assumed have been recorded at their fair values. In addition to the vessels, the other assets acquired include $37.75 million in cash and restricted cash and $4.32 million in current receivables and inventories. The fair value of the vessels as of the closing of the acquisition was $126.0 million, and BET owed $143.099 million under its credit facility as of such date. The results of operations of BET are included in our consolidated statement of operations commencing on August 12, 2009.  On October 22, 2010, we purchased the remaining 50% ownership interest in BET for consideration that was paid in the form of: (i) $7.0 million in cash paid to Mineral Transport and (ii) 24,761,905 shares of our common stock totaling $26.0 million at an agreed price of $1.05 per share. The acquisition was treated as a transaction between entities under common control, and as such, the transaction was retrospectively reported as of May 20, 2010, due to the expiration on May 20, 2010 of a voting agreement between certain of our shareholders who are affiliated with members of the Restis family, and Seanergy Maritime's founding shareholders, composed of our former directors Messrs. Georgios Koutsolioutsos, Alexios Komninos, and Ioannis Tsigkounakis, and from that date our majority shareholders, the Restis family, also became our controlling shareholders.

MCS acquisition

On May 28, 2010, after entering into a share purchase agreement with Maritime Capital Shipping (Holdings) Limited, or Maritime Capital, a company controlled by members of the Restis family, we completed the final documentation for the acquisition of a 51% ownership interest in MCS for consideration of $33.0 million. The consideration was paid to Maritime Capital from the proceeds of our equity offering completed in February 2010 and from our cash reserves. On September 15, 2010, we completed the acquisition from Maritime Capital of the remaining 49% ownership interest in MCS for consideration that was paid in the form of: (i) cash in the amount of $3.0 million paid to Maritime Capital from our cash reserves and (ii) 24,761,905 shares of our common stock totaling $26.0 million at an agreed price of $1.05 per share. The acquisition was treated as a transaction between entities under common control, and as such, the transaction was recorded at historical cost and was retrospectively reported as of May 20, 2010.

B. Business Overview

We are an international company providing worldwide seaborne transportation of dry bulk commodities through our wholly-owned vessel-owning subsidiaries, which include BET and MCS. We own and operate a fleet of 20 dry bulk vessels that consists of four Capesize vessels, three Panamax vessels, two Supramax vessels, one Handymax vessel and ten Handysize vessels. Our fleet carries a variety of dry bulk commodities, including coal, iron ore, and grains, as well as bauxite, phosphate, fertilizer and steel products.

Our Fleet

The following is a list of the vessels in our fleet as of March 31, 2011, all of which are dry bulk carriers:

Vessel/Flag	Type	Dwt	Year Built	Current Employment	Terms of Employment Period	Daily Base Gross Charter Hire Rate	Profit Sharing Above Base Charter Hire Rate	Charterer
African Oryx /Bahamas	Handysize	24,110	1997	Time Charter	Expiring September 2011	$7,000	50% thereafter (1)	MUR Shipping B.V.
African Zebra /Bahamas	Handymax	38,623	1985	Time Charter	Expiring September 2011	$7,500	50% thereafter (1)	MUR Shipping B.V.
Bremen Max /Isle of Man	Panamax	73,503	1993	Time Charter	Expiring April 2012	$20,000	None	Glencore Grain Rotterdam B.V.
Hamburg Max /Isle of Man	Panamax	72,338	1994	Time Charter	Expiring October 2012	$21,500 base rate and a ceiling of $25,500	50% after the ceiling (2)	Mansel Ltd.
Davakis G./Bahamas (3)	Supramax	54,051	2008	Spot	Expiring March 2011	$23,500	None	U-Sea Bulk A/S Denmark
Delos Ranger /Bahamas (3)	Supramax	54,051	2008	Spot	Expiring April 2011	$20,000	None	Oldendorff Carriers GmbH & Co. KG
BET Commander /Isle of Man	Capesize	149,507	1991	Time Charter	Expiring December 2011	$24,000	None	SAMC
BET Fighter /Isle of Man	Capesize	173,149	1992	Time Charter	Expiring September 2011	$25,000	None	SAMC
BET Prince /Isle of Man	Capesize	163,554	1995	Time Charter	Expiring January 2012	$25,000	None	SAMC
BET Scouter /Isle of Man	Capesize	171,175	1995	Time Charter	Expiring October 2011	$26,000	None	SAMC

Vessel/Flag	Type	Dwt	Year Built	Current Employment	Terms of Employment Period	Daily Base Gross Charter Hire Rate	Profit Sharing Above Base Charter Hire Rate	Charterer
BET Intruder /Isle of Man	Panamax	69,235	1993	Time Charter	Expiring September 2011	$15,500	None	SAMC
Fiesta /Liberia (4)	Handysize	29,519	1997	Bareboat Charter	Expiring November 2013	Time charter average of Baltic Handysize Index increased by 100.63% minus Opex	None	Oldendorff Carriers GmbH & Co. KG
Pacific Fantasy /Liberia (4)	Handysize	29,538	1996	Bareboat Charter	Expiring January 2014	Time charter average of Baltic Handysize Index increased by 100.63% minus Opex	None	Oldendorff Carriers GmbH & Co. KG
Pacific Fighter /Liberia (4)	Handysize	29,538	1998	Bareboat Charter	Expiring November 2013	Time charter average of Baltic Handysize Index increased by 100.63% minus Opex	None	Oldendorff Carriers GmbH & Co. KG
Clipper Freeway /Liberia (4)	Handysize	29,538	1998	Bareboat Charter	Expiring February 2014	Time charter average of Baltic Handysize Index increased by 100.63% minus Opex	None	Oldendorff Carriers GmbH & Co. KG
African Joy /Hong Kong	Handysize	26,482	1996	Time Charter	Expiring November 2011 (5)	$14,000	None	MUR Shipping B.V.
African Glory /Hong Kong	Handysize	24,252	1998	Time Charter	Expiring November 2012 (6)	$7,000 base rate and a ceiling of $12,000 (1)	75% between base and ceiling and 50% thereafter (1)	MUR Shipping B.V.
Asian Grace /Hong Kong	Handysize	20,412	1999	Time Charter	Expiring September 2012 (6)	$7,000 base rate and a ceiling of $11,000 (1)	75% between base and ceiling and 50% thereafter (1)	MUR Shipping B.V.
Clipper Glory /Hong Kong	Handysize	30,570	2007	Time Charter	Expiring August 2012	$25,000	None	CF Bulk Carriers Ltd. (Clipper Bulk Shipping Limited)
Clipper Grace /Hong Kong	Handysize	30,548	2007	Time Charter	Expiring August 2012	$25,000	None	CF Bulk Carriers Ltd. (Clipper Bulk Shipping Limited)
Total		1,293,693

(1)           Calculated using the adjusted time charter average from the Baltic Supramax Index.
(2)	Calculated using the time charter average of the Baltic Panamax Index.
(3)	Sister ships.
(4)	Sister ships.
(5)	Charterer has an option to extend contract for an additional 11 to 13 month period.
(6)	Open ended contract that continues after the date specified until mutual notice is given six months in advance.

The Industry – Dry Bulk Carriers

The global dry bulk carrier fleet is divided into four categories based on a vessel's carrying capacity. These categories are:

• Capesize. Capesize vessels have a carrying capacity of 100,000-199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

• Panamax. Panamax vessels have a carrying capacity of between 60,000 and 100,000 dwt. These vessels are designed to meet the physical restrictions of the Panama Canal locks (hence their name "Panamax" — the largest vessels able to transit the Panama Canal, making them more versatile than larger vessels). These vessels carry coal, grains, and, to a lesser extent, minerals such as bauxite/alumina and phosphate rock. As the availability of Capesize vessels has dwindled, Panamaxes have also been used to haul iron ore cargoes.

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

Management of Our Fleet

The commercial management of our initial fleet of six vessels has been contracted out to Safbulk Pty, and the commercial management of the BET fleet has been contracted out to Safbulk Maritime. Each of Safbulk Pty and Safbulk Maritime, which are controlled by members of the Restis family and are collectively referred to throughout this annual report as Safbulk, has entered into a brokerage agreement with Seanergy Management, one of our wholly-owned subsidiaries, to provide these commercial management services, pursuant to which Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. MCS carries out the commercial management of its fleet in-house, arranging and negotiating the terms of its vessels' time and bareboat charters based on market conditions.

The technical management of our initial fleet of six vessels and the BET fleet has been contracted out to EST. EST is controlled by members of the Restis family. The technical management of the MCS fleet with respect to its vessels under time charter has been contracted out to M/S Fleet and Wallem, both of which are unrelated third party management companies. Under the terms of EST's management agreements with each of Seanergy Management and BET, the management fee was Euro 436 per vessel per day for the year ended December 31, 2010, and, under both agreements, the management fee has increased to Euro 460 per vessel per day for the year ending December 31, 2011. Under the terms of our management agreements with M/S Fleet and Wallem, M/S and Wallem are entitled to receive an annual fee of $108,000 and $84,000 per vessel, respectively.

Safbulk and EST presently do business with over 100 customers, the majority of which have been customers since inception.

Safbulk’s and EST’s main objective is to ensure responsible and ethical management of services and processes from the point of view of health, safety and environmental aspects. Towards this end it has increased its self regulation by adopting various models (EFQM, EBEN) standards (ISO 9001, ISO 14001, and OHSAS 18001) and codes (ISM Code).

EST has earned a market reputation for excellence in the provision of services that is evident from the many awards and certifications earned over the years including International Safety Management Certificate (1993), ISO 9001 Certification for Quality Management (1995), ISO 14001 Certification for Environmental Management System (2002), US Coast Guard AMVER Certification, EFQM "Committed to Excellence" (2004), "Recognized for Excellence" Certification (2005) and "Recognized for Excellence-4 stars" Certification (2006), OHSAS 18001:1999 for Health and Safety (2007) and EBEN (European Business Ethics Network silver (2008) and gold (2009) awards.

Brokerage Agreement

Under the terms of the brokerage agreements entered into by Safbulk Pty, as exclusive commercial broker, with Seanergy Management, for our initial fleet of six vessels, and Safbulk Maritime and BET for the BET vessels, Safbulk provides commercial management services for our initial fleet of six vessels and the BET vessels, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management and BET, as the case may be. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The brokerage agreement with Safbulk Pty was originally for a term of two years expiring in August 2010. The brokerage agreement with Safbulk Maritime was originally for a term of one year expiring in August 2010. Each brokerage agreement is automatically renewable for consecutive periods of one year, unless either party is provided with three months' written notice prior to the termination of such period. Both brokerage agreements have since been automatically renewed for another year, expiring in August 2011.

Management Agreements

Under the terms of the management agreement entered into by EST, as manager of our initial fleet of six vessels, with Seanergy Management, one of our wholly owned subsidiaries, and by EST, as manager of the vessels owned by BET, and BET, EST performs certain duties that include general administrative and support services necessary for the operation and employment of such vessels, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to our instructions, sale and purchase of vessels.

Under the terms of the management agreement with Seanergy Management, EST was initially entitled to receive a daily fee of Euro 416 per vessel until December 31, 2008, which fee may thereafter be increased annually by an amount equal to the percentage change during the preceding period in the Harmonised Indices of Consumer Prices All Items for Greece published by Eurostat from time to time. Such fee is payable monthly in advance on the first business day of each following month. The fee was Euro 425 per vessel through December 31, 2009. Under the terms of the management agreement with BET, the management fee was also Euro 425 per vessel through December 31, 2009.  The management fee under both agreements was Euro 436 per vessel for the year ended December 31, 2010, and, under both agreements, the management fee has increased to Euro 460 per vessel per day for the year ending December 31, 2011.

The management agreement between Seanergy Management and EST was effective as of the signing of the agreement for an initial period of two years and is automatically extended for successive one year periods, unless three months' written notice is given by either party. The management agreement between BET and EST was effective as of the signing of the agreement for an initial period of one year and is automatically extended for successive one year periods, unless three months' written notice is given by either party.

Under the terms of our management agreements with M/S Fleet and Wallem, M/S and Wallem are entitled to receive an annual fee of $108,000 and $84,000 per vessel, respectively. The management agreements with M/S Fleet and Wallem are terminated by two months' prior notice by either party.

Shipping Committee

We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance in order to accelerate the pace of our decision making in respect of shipping business opportunities, such as the acquisition of vessels or companies. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that our directors bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors. The shipping committee consists of three directors. In accordance with the Amended and Restated Charter of the Shipping Committee, two of the directors on the shipping committee are nominated by the Restis affiliate shareholders and one of the directors on the shipping committee is nominated by a majority of our Board of Directors and is an independent member of the Board of Directors. The members of the shipping committee are Mr. Dale Ploughman and Ms. Christina Anagnostara, who are the Restis affiliate shareholders' nominees, and Mr. Dimitris Panagiotopoulos, who is the Board's nominee.

In order to assure the continued existence of the shipping committee, our board of directors has agreed that the shipping committee may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less than 80% of our board of directors. In addition, the duties of our chief executive officer, who is currently Mr. Ploughman, may not be altered without a similar vote. These duties and powers include voting the shares of stock that Seanergy owns in its subsidiaries. In addition to these agreements, we have amended certain provisions in its articles of incorporation and by-laws to incorporate these requirements.

As a result of these various provisions, in general, all shipping- related decisions will be made by the Restis family appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the shipping committee.

Distinguishing Factors and Business Strategy

The international dry bulk shipping industry is highly fragmented and, as of December 2010, was comprised of approximately 8,154 ocean-going vessels of tonnage size greater than 10,000 dwt. Seanergy competes with other owners of dry bulk carriers, some of which may have a different mix of vessel sizes in their fleet. We have identified the following factors that distinguish us in the dry bulk shipping industry.

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

•           Balanced Chartering Strategies.  Despite the recent economic crisis, we are currently able to meet our working capital needs and debt obligations. We expect the recent decline in charter rates to affect our revenues only to the extent that redelivered vessels whose charters expire during periods of low spot rates will have to commence employment on new charters at lower rates. It should be noted however that the majority of our charters are for 11-13 and 22-26 month periods, while some of our vessels have been chartered out for even longer periods. We believe that these charters should enhance the stability of our revenues. We may in the future pursue other market opportunities for our vessels to capitalize on favorable market conditions, including entering into short-term time and voyage charters, pool arrangements or bareboat charters.

•           Diversified Fleet Profile.  We focus on the dry bulk sector including Capesize, Panamax, Handymax/Supramax and Handysize dry bulk carriers. Our broad fleet profile enables us to serve our customers in both major and minor bulk trades and, in our opinion, reduces our reliance on any one sector of charterers and provides us with a diversified client base and greater stability of revenue. Our vessels are able to trade worldwide in a number of trade routes carrying a wide range of cargoes for a number of industries. Our fleet includes two sister ships of one class and four sister ships of another class. Operating sister and similar ships provides us with operational and scheduling flexibility, efficiencies in employee training and lower inventory and maintenance expenses. We believe that operating sister ships allows us to maintain lower operating costs and streamline our operations.

•           Fleet Growth Potential.  We intend to acquire additional dry bulk carriers or enter into new contracts through timely and selective acquisitions of vessels in a manner that we determine will be accretive to cash flow. We expect to fund the acquisition of any additional vessels using the proceeds of any future equity offerings, amounts borrowed under our current credit facilities and future borrowings under other agreements, as well as with proceeds from the exercise of the warrants, if any, or through other sources of debt and equity. However, there can be no assurance that we will be successful in obtaining future funding or that any or all of the warrants will be exercised.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation. Safbulk negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. We compete primarily with other owners of drybulk carriers, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of dry bulk carriers is highly fragmented and is divided among publicly listed companies, state controlled and independent bulk carrier owners. We compete primarily with owners of drybulk vessels in the Handymax, Supramax and Panamax class sizes. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), DryShips Inc. (Nasdaq: DRYS), Eagle Bulk Shipping Inc. (Nasdaq: EGLE), Excel Maritime Carriers Ltd. (NYSE: EXM), Genco Shipping and Trading Limited (NYSE: GNK), Navios Maritime Holdings Inc. (Nasdaq: NM), OceanFreight Inc. (Nasdaq: OCNF), Paragon Shipping Inc. (NYSE: PRGN), Safe Bulkers Inc. (NYSE: SB) and Star Bulk Inc. (Nasdaq: SBLK).

Seasonality

The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, to the extent that we must enter into a new charter or renew an existing charter for a vessel in our fleet during a time when seasonal variations have reduced prevailing charter rates, our operating results may be adversely affected.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates or approvals for the operation of our vessels. Failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and operational safety concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill, could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The IMO has adopted the MARPOL Convention, which establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. The IMO adopted regulations that set forth pollution prevention requirements applicable to dry bulk carriers.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. In October 2008, the Marine Environment Protection Committee, or MEPC, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments entered into force in July 2010. They seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation.  The United States ratified the Annex VI amendments in October 2008, and the EPA promulgated equivalent emissions standards in late 2009.

In March 2010, the IMO agreed to designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States, Canada, and the eight main Hawaiian Islands as Emission Control Areas under the MARPOL Annex VI amendments, which will subject ocean-going vessels in these areas to stringent emissions controls and may cause us to incur additional costs. The IMO may establish a similar Emission Control Area around Puerto Rico and the U.S. Virgin Islands. We cannot assure you that the jurisdictions in which our vessels operate will not adopt more stringent emissions standards independent of the IMO.

Safety Management System Requirements

The operation of our vessels is also affected by the requirements set forth in SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. We believe that all our vessels are in material compliance with SOLAS and LL Convention standards.

Under Chapter IX of SOLAS, the ISM Code, our operations are also subject to environmental standards and requirements contained in the ISM Code promulgated by the IMO. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code.

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. However, the IMO's Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers, and these costs may be material.

In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007. The new regulation will apply to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards.

The IMO adopted the Bunker Convention to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.  We believe that we are in substantial compliance with all applicable existing IMO requirements.  In addition, we intend to comply with all future applicable IMO requirements.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $0.85 million per non-tank (e.g. dry bulk) vessel that is over 3,000 gross tons (subject to periodic adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guaranty.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal and remediation and damages and complements the remedies available under OPA and CERCLA. In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The European Union has also considered legislation that would: (1) ban manifestly substandard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and obligate port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

Greenhouse Gas Regulation

The IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessel. In the United States, the EPA has issued a proposed finding that greenhouse gases threaten the public health and safety. In addition, climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Our vessels are in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. We do not believe these additional requirements will have a material financial impact on our operations.

Inspection by Classification Societies

Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. Seanergy's vessels are certified as being "in class" by classification societies that are members of the International Association of Classification Societies. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

Our protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each of Seanergy's vessels entered into insurance agreements with P&I Associations of the International Group. Under the International Group reinsurance program, each P&I club in the International Group is responsible for the first $7.0 million of every claim. In every claim the amount in excess of $7.0 million and up to $50.0 million is shared by the clubs under a pooling agreement. In every claim the amount in excess of $50.0 million is reinsured by the International Group under the general excess of loss reinsurance contract. This policy currently provides an additional $3.0 billion of coverage. Claims which exceed this amount are pooled by way of "overspill" calls. As a member of a P&I Association, which is a member of the International Group, Seanergy is subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations' policy year commences on February 20th. Calls are levied by means of estimated total costs, or ETC, and the amount of the final installment of the ETC varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETC is insufficient to cover amounts paid out by the club.

C. Organizational Structure

We are the parent company of the following wholly-owned subsidiaries as of March 31, 2011:

Subsidiary	Jurisdiction of Incorporation

Seanergy Management Corp.	Republic of the Marshall Islands

Amazons Management Inc.	Republic of the Marshall Islands

Lagoon Shipholding Ltd.	Republic of the Marshall Islands

Cynthera Navigation Ltd.	Republic of the Marshall Islands

Martinique International Corp.	British Virgin Islands

Harbour Business International Corp.	British Virgin Islands

Waldeck Maritime Co.	Republic of the Marshall Islands

Bulk Energy Transport (Holdings) Limited	Republic of the Marshall Islands

Quex Shipping Inc.	British Virgin Islands

Rossington Marine Corp.	British Virgin Islands

Rayford Navigation Corp.	British Virgin Islands

Creighton Development Inc.	British Virgin Islands

Pulford Ocean Inc.	British Virgin Islands

Lewisham Maritime Inc.	British Virgin Islands

Subsidiary	Jurisdiction of Incorporation

Motion Shipholding Co.	Republic of the Marshall Islands

Maritime Capital Shipping Limited	Bermuda

Maritime Capital Shipping (HK) Limited	Hong Kong

African Glory Shipping Limited	British Virgin Islands

African Joy Shipping Limited	British Virgin Islands

Asian Grace Shipping Limited	British Virgin Islands

Maritime Grace Shipping Limited	British Virgin Islands

Atlantic Grace Shipping Limited	British Virgin Islands

Maritime Glory Shipping Limited	British Virgin Islands

Maritime Freeway Shipping Limited	Liberia

Maritime Fantasy Shipping Limited	Liberia

Maritime Fiesta Shipping Limited	Liberia

Maritime Fighter Shipping Limited	Liberia

D. Property, Plants and Equipment

We do not own any real estate property. We lease our executive office space in Athens, Greece pursuant to the terms of a sublease agreement between Seanergy Management and Waterfront S.A., a company affiliated with a member of the Restis family, and for MCS we lease office space in Hong Kong from a third party entity.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in "Item 18, Financial Statements". This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the "Risk Factors" section and elsewhere in this annual report.

A. Operating Results

Factors Affecting our Results of Operations

Overview

We are an international provider of dry bulk marine transportation services. We were initially formed as a wholly owned subsidiary of Seanergy Maritime, which was incorporated in August 2006 as a blank check company to acquire one or more businesses in the maritime shipping industry or related industries.

Our vessel operations began upon the consummation of our initial business combination in August 2008. We further acquired a 50% controlling ownership interest in BET in August 2009, pursuant to which we acquired five vessels, and a 51% controlling ownership interest in MCS in May 2010, pursuant to which we acquired an additional nine vessels. We acquired the remaining ownership interests in BET and MCS in October 2010 and September 2010, respectively.

As of December 31, 2010, we owned and operated a total fleet of 20 dry bulk carrier vessels, consisting of four Capesize, three Panamax, two Supramax, one Handymax and ten Handysize vessels. These ships have a combined carrying capacity of 1,293,693 dwt and an average age of approximately 13 years, out of an expected useful life of 30 years.

We generate revenues by charging customers for the transportation of dry bulk cargo using our vessels. Sixteen of our vessels are currently employed under time charters and the remaining four vessels are employed under bareboat charters. Five of our charters are with SAMC, a company affiliated with members of the Restis family. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, but the vessel owner pays the vessel operating expenses. A bareboat charter is a contact for a specified period of time during which the charterer is given control of the vessel, including the right to appoint the master and the crew. Under bareboat charters, all voyage and vessel operating expenses are paid by our customers.

We tested our goodwill for potential impairment and concluded that no indication of impairment existed as of December 31, 2010. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, applying judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel). The weighted average cost of capital used was 8.75%.

At present, demand for dry bulk shipping is somewhat greater than in recent periods.  Despite this, concerns about the excess supply of vessels in the market have resulted in charter rates remaining at depressed levels.

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

•           Fleet utilization.  Fleet utilization is determined by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason excluding scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

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

A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses such as port, canal and fuel costs are paid by the vessel owner. A time charter trip and a period time charter or period charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses. Under both types of charters, the vessel owners pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The vessel owners are also responsible for each vessel's dry-docking and intermediate and special survey costs.

Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market for single trips during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs. During the year ended December 31, 2010, and following the MCS acquisition on May 28, 2010, sixteen of our vessels were under time charter employment and the other four vessels were under bareboat charter employment. One of our vessels operated in the spot market during the year ended December 31, 2009 and the other vessels were chartered on period time charters. Our vessels were chartered on period time charters during the year ended December 31, 2008.

A standard maritime industry performance measure is the "time charter equivalent" or "TCE." TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker

(fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rates for 2010, 2009 and 2008 were $16,532, $32,909 and $49,944, respectively.

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

Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the vessels, after considering the estimated salvage value. We estimate salvage value by taking the cost of steel times the vessels lightweight. The estimated salvage value at December 31, 2009 and at December 31, 2010 was $270 per lightweight ton. Through June 30, 2009, management estimated the useful life of our vessels at 25 years from the date of their delivery from the shipyard. In July 2009, we successfully executed a time charter contract for one of our vessels that expires on its 26th anniversary, and based on the projected necessary dry-docking costs and understanding of the charterer's needs, we believe that the vessel will complete the next dry-docking following the expiration of such charter and that we will be able to charter the vessel up to its 30th anniversary. Based on this event as well as considering that it is not uncommon for vessels to be operable to their 30th anniversary, effective July 1, 2009, we have changed the estimated useful life of our fleet to 30 years. This change reduced depreciation expense by approximately $8 million for the year ended December 31, 2009.

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

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. There are no comparable US GAAP measures.

	Year Ended December 31,
	2010	2009	2008
Fleet Data:
Average number of vessels(1)	16.6	7.9	5.5
Ownership days(2)	6,040	2,895	686
Available days(3)	5,662	2,638	686
Operating days(4)	5,627	2,614	678
Fleet utilization(5)	93.2%	90.3%	98.9%
Fleet utilization excluding drydocking off hire days (6)	99.4%	99.1%	98.9%

Average Daily Results:
Vessel TCE rate(7)	$16,532	$32,909	$49,944
Vessel operating expenses(8)	$5,077	$5,603	$4,636
Management fees(9)	$438	$592	$566
Total vessel operating expenses(10)	$5,515	$6,195	$5,202

(1)
Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the year ended December 31, 2010, the Company incurred 378 off hire days for vessel scheduled drydocking.

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
(6)
Fleet utilization excluding drydocking off hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions:

	Year Ended December 31,
(In thousands of U.S. dollars, except operating days and daily time charter equivalent rate)	2010	2009	2008

Net revenues from vessels	$95,856	$87,897	$34,453
Voyage expenses	(2,399)	(753)	(151)
Voyage expenses — related party	(434)	(1,119)	(440)
Net operating revenues	$93,023	$86,025	$33,862
Operating days	5,627	2,614	678
Daily time charter equivalent rate	$16,532	$32,909	$49,944

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Year Ended December 31,
(In thousands of U.S. dollars, except ownership days and daily vessel operating expenses)	2010	2009	2008

Operating expenses	$30,667	$16,222	$3,180
Ownership days	6,040	2,895	686
Daily vessel operating expenses	$5,077	$5,603	$4,636

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.
(10)
Total vessel operating expenses, or TVOE, is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Year ended December 31, 2010 as compared to year ended December 31, 2009

Vessel Revenue — Related Party, Net — Vessel revenue, related party, during the year ended December 31, 2010 decreased by $39,728,000, or 47%, to $44,175,000 from $83,903,000 for the year ended December 31, 2009, before address commissions of $1,546,000 and $2,226,000 for the years ended December 31, 2010 and 2009, respectively. The decrease in net vessel revenue — related party, is a result of the chartering of the Davakis G., Delos Ranger, African Oryx and the African Zebra to unrelated third parties commencing on September 6, 2009, October 1, 2009, July 17, 2009 and July 20, 2009, respectively at significantly lower market employment rates in 2010 than previously employed.

Vessel Revenue, Net - Vessel revenue, net during the year ended December 31, 2010 increased by $48,437,000, or 764%, to $54,777,000 from $6,340,000 for the year ended December 31, 2009, before address commissions of $1,550,000 and $120,000 for the years ended December 31, 2010 and 2009, respectively. The increase in net vessel revenue from unrelated third parties is the result of the chartering of the Davakis G., Delos Ranger, African Oryx and the African Zebra to unrelated third parties commencing on September 6, 2009, October 1, 2009, July 17, 2009 and July 20, 2009, respectively, as well as revenues received from the MCS fleet for the period from May 21, 2010 to December 31, 2010.

Direct Voyage Expenses — Direct voyage expenses, which include bunkers and port expenses, increased by $1,646,000, or 219%, to $2,399,000 during the year ended December 31, 2010 from $753,000 in the year ended December 31, 2009. The increase in direct voyage expenses is principally due to an increase in operating days, the consolidation of BET's operations commencing on August 13, 2009 and the consolidation of MCS's operations commencing on May 21, 2010.

Vessel Operating Expenses — For the year ended December 31, 2010, our vessel operating expenses increased by $14,445,000, or 89%, to $30,667,000, from $16,222,000 for the year ended December 31, 2009. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, chemicals and lubricants, consumable stores, tonnage taxes and other miscellaneous expenses. The increase in operating expenses is attributable to the increase in ownership days due to an average of 16.6 vessels for the year ended December 31, 2010, as compared to an average of 7.9 vessels for the year ended December 31, 2009, resulting from the consolidation of BET's operations commencing on August 13, 2009 and the consolidation of MCS's operations commencing on May 21, 2010. Vessel operating expenses additionally increased due to the additional repair costs incurred as a result of the dry-dock surveys for seven of our vessels during the year ended December 31, 2010 as compared to three of our vessels during the year ended December 31, 2009. Our daily vessel operating expenses decreased to $5,077 for the year ended December 31, 2010, from $5,603 for the year ended December 31, 2009, due to the significant expansion of our Handysize fleet in 2010 with the acquisition of MCS.

Voyage Expenses — Related Party — These expenses represent commissions charged in relation to the brokerage agreement we have with Safbulk, an affiliate, for the provision of chartering services. Voyage expenses, related party, decreased by $685,000, or 61%, to $434,000 in the year ended December 31, 2010, from $1,119,000 in the year ended December 31, 2009. The chartering commissions represent a commission of 1.25% payable to Safbulk on the collected vessel revenue; therefore, their decrease is related to the decrease in revenues from related party.

Management Fees — Related Party — For the year ended December 31, 2010, management fees charged by EST, which is a related party, increased by $613,000, or 36%, to $2,328,000 from $1,715,000 in the year ended December 31, 2009. The increase was due to the consolidation of BET's operations commencing on August 13, 2009. Management fees relate to the management agreement we have with EST for the provision of operating and technical management services for the Seanergy and BET fleets. The fixed daily fee per vessel was Euro 436 in 2010 and Euro 425 in 2009.

Management Fees — Management fees relate to the management agreements we have with M/S Fleet and Wallem for the provision of technical management services for the MCS fleet. Management fees for the year ended December 31, 2010 amounted to $316,000. There were no such fees in the year ended December 31, 2009.

General and Administration Expenses — General and administrative expenses increased by $1,678,000, or 28%, to $7,606,000 for the year ended December 31, 2010, compared to $5,928,000 for the year ended December 31, 2009. Our general and administration expenses primarily include auditing and accounting fees of $994,000, professional services of $1,615,000 and salaries, BOD remuneration and other compensation of $3,159,000. Our general and administration expenses for the year ended December 31, 2010 were comparatively higher than those in the prior year primarily due to the acquisition of MCS in 2010.

General and Administration Expenses — Related Party — Related party general and administrative expenses decreased by $45,000, or 6%, to $697,000 for the year ended December 31, 2010, compared to $742,000 for the year ended December 31, 2009. Our related party general and administration expenses are primarily comprised of office rental expenses. The decrease is primarily related to exchange rate variations.

Gain from Acquisition — For the year ended December 31, 2009, we recognized a gain from the BET acquisition of $6,813,000. The gain is a result of the difference between the purchase price we paid and the fair market value of the 50% interest in BET, which we acquired as of the closing date on August 13, 2009. The transaction occurred because of the seller's desire to divest itself of its shipping operations.

Depreciation — We depreciate our vessels based on a straight line basis over the expected useful life of each vessel. Up to June 30, 2009, we estimated the useful lives of our vessels at 25 years from the date of their delivery from the shipyard. In July 2009, a time charter contract was successfully executed for one of the vessels that expires on her 26th anniversary, and based on the projected necessary dry docking costs and understanding of the charterer's needs that it will complete the next dry-docking and be able to charter the vessel up to her 30th anniversary. Based on this event, as well as, considering that it is not uncommon for vessels to be operable to their 30th anniversary, effective July 1, 2009 we changed the estimated useful life of our fleet to 30 years. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $270 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. We constantly evaluate the useful life of our fleet based on market factors and specific facts and circumstances applicable to each vessel.

Depreciation expense increased by $2,516,000, or 9%, to $29,328,000 for the year ended December 31, 2010, compared to $26,812,000 for the year ended December 31, 2009. The increase is due to the consolidation of BET's vessels commencing on August 13, 2009 and the consolidation of MCS's vessels commencing on May 21, 2010. This was partially offset with the change in the estimated useful life of our fleet from 25 years to 30 years, effective July 1, 2009.

Goodwill Impairment Loss — We performed our annual impairment testing of goodwill as at December 31, 2010 and 2009, respectively, and concluded that no impairment existed.

Interest and Finance Costs — Interest and finance costs increased by $5,701,000, or 79%, to $12,931,000 for the year ended December 31, 2010, compared to $7,230,000 for the year ended December 31, 2009. The significant increase in interest and finance costs is attributable to our revolving credit and term facilities, which we obtained in order to fund our initial business combination and vessel purchase and for working capital purposes, the loan facility assumed through the BET acquisition and the increased spreads are a result of the waivers obtained under the Citibank supplemental agreement and the loan facilities assumed through the MCS acquisition. More specifically (i) interest expense related to the Marfin revolving credit facility amounted to $2,259,000 for the year ended December 31, 2010, and $1,659,000 for the year ended December 31, 2009, (ii) interest expense related to the Marfin term facility amounted to $4,147,000 for the year ended December 31, 2010, and $3,541,000 for the year ended December 31, 2009, (iii) interest expense related to the Citibank loan facility amounted to $2,206,000 for the year ended December 31, 2010, and $1,154,000 for the year ended December 31, 2009, (vi) interest expense related to the DVB loan facility amounted to $1,028,000 for the period from May 21, 2010 to December 31, 2010, (vii) interest expense related to the HSBC loan facility amounted to $849,000 for the period from May 21, 2010 to December 31, 2010, and (viii) interest expense related to the UOB loan facility amounted to $848,000 for the period from May 21, 2010 to December 31, 2010. Fees incurred for obtaining new loans, including related legal and other professional fees, are deferred and amortized using the effective interest method over the life of the related debt.

Interest and Finance Costs — Shareholders — Shareholders interest and finance costs for the year ended December 31, 2009 amounted to $386,000. There is no such cost in 2010. This cost is for interest paid on a convertible secured promissory note, in the principal amount of $28,250,000, to a shareholder in connection with our August 2008 initial business combination. On August 19, 2009, we amended the convertible promissory note to reduce the conversion price, from the original rate of $12.50 per share, exercisable on August 28, 2010, to the average price of our stock for the five trading days commencing on August 19, 2009, ($4.45 per share) exercisable only on August 19, 2009, after which any conversion rights would be forfeited. The holders of the note accepted the amendment and have converted the principal amount of the note of $28,250,000 and all accrued but unpaid fees and interest due, totaling $1,352,000, into 6,585,868 shares of our common stock.

Interest Income — Interest income decreased by $72,000, or 17%, to $358,000 for the year ended December 31, 2010, compared to $430,000 for the year ended December 31, 2009. The decrease in interest income is a result of the lower interest rates received in 2010.

Loss on interest rate swaps — Loss on interest rate swaps for the year ended December 31, 2010 amounted to $4,164,000 and is attributable to the loss on the interest rate swaps under BET and MCS. Loss on financial instruments for the year ended December 31, 2009 amounted to $1,575,000 and is attributable to the loss on the interest rate swaps under BET.

Income taxes — Income taxes for the year ended December 31, 2010 amounted to $60,000 and relate to MCS. Hong Kong profit tax has been provided at the rate of 16.5% on the estimated assessable profit for 2010.

Year ended December 31, 2009 as compared to year ended December 31, 2008

Vessel Revenue — Related Party, Net — Vessel revenue, related party, during the year ended December 31, 2009 increased by $48,570,000, or 137%, to $83,903,000 from $35,333,000 during the year ended December 31, 2008, before address commissions of $2,226,000 and $880,000 for the years ended December 31, 2009 and 2008, respectively. The increase in net vessel revenue — related party, is a result of the operation for the full year in 2009 of the six vessels we acquired in the third quarter of 2008 and the consolidation of BET's operations commencing on August 13, 2009.

Vessel Revenue, Net - Vessel revenue, net for the year ended December 31, 2009 was $6,340,000 before address commissions of $120,000 as compared to $0 for the comparable period in 2008. The increase in net vessel revenue from unrelated third parties is the result of the chartering of the Davakis G., Delos Ranger, African Oryx and the African Zebra to unrelated third parties commencing on September 6, 2009, October 1, 2009, July 17, 2009 and July 20, 2009, respectively.

Direct Voyage Expenses — Direct voyage expenses, which include bunkers and port expenses, increased by $602,000, or 399%, to $753,000 in the year ended December 31, 2009 from $151,000 in the year ended December 31, 2008. The increase in direct voyage expenses is principally due to an increase in operating days, reflecting the operation for the full year in 2009 of the six vessels we acquired in the third quarter of 2008, the consolidation of BET's operations commencing on August 13, 2009, and also the expenses attributable to a voyage charter in 2009.

Vessel Operating Expenses — For the year ended December 31, 2009, our vessel operating expenses increased by $13,042,000, or 410%, to $16,222,000, or an average of $5,603 per ship per day from $3,180,000, or an average of $4,636 per ship per day for the year ended December 31, 2008. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, chemicals and lubricants, consumable stores, tonnage taxes and other miscellaneous expenses. The increase in operating expenses is attributable to the 322% increase in ownership days due to an average of 7.9 vessels for the year ended December 31, 2009, as compared to an average of 5.5 vessels for the year ended December 31, 2008, resulting from the operation for the full year in 2009 of the six vessels we acquired in the third quarter of 2008 and the consolidation of BET's operations commencing on August 13, 2009. Vessel operating expenses additionally increased due to insurance deductibles for hull and machinery claims for two of our vessels and also due to the additional repair costs incurred as a result of the dry-dock surveys for another two of our vessels in our fleet during 2009.

Voyage Expenses — Related Party — These expenses represent commissions charged in relation to the brokerage agreement we have with Safbulk, an affiliate, for the provision of chartering services up to May 20, 2010. Voyage expenses, related party, increased by $679,000, or 154%, to $1,119,000 in the year ended December 31, 2009 from $440,000 in the year ended December 31, 2008. The chartering commissions represent a commission of 1.25% payable to Safbulk on the collected vessel revenue; therefore, their increase is related to the increase in revenues.

Management Fees — Related Party — For the year ended December 31, 2009, management fees charged by EST, which is a related party, increased by $1,327,000, or 342%, to $1,715,000 from $388,000 in the year ended December 31, 2008. The increase was due to the same reasons described above. Management fees primarily relate to the management agreement we have with EST for the provision of technical management services for the Seanergy and BET fleets. The fixed daily fee per vessel was Euro 425 in 2009 and Euro 416 in 2008.

General and Administration Expenses — General and administrative expenses increased by $3,767,000, or 175%, to $5,928,000 for the year ended December 31, 2009, compared to $2,161,000 for the year ended December 31, 2008. Our general and administration expenses primarily include auditing and accounting fees of $1,159,000, legal services of $1,831,000 and salaries, Board of Directors remuneration and other compensation of $2,086,000. Our general and administration expenses for 2009 were comparatively higher than those in the prior year due to the fact that we were operational for the entire year during 2009, whereas in 2008 we were operational after the initial business combination was consummated on August 28, 2008.

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

Gain from Acquisition — For the year ended December 31, 2009, we recognized a gain from the BET acquisition of $6,813,000. The gain is a result of the difference between the purchase price we paid and the fair market value of the 50% interest in BET, which we acquired as of the closing date on August 12, 2009. The transaction occurred because of the seller's desire to divest itself of its shipping operations.

Depreciation — We depreciate our vessels based on a straight line basis over the expected useful life of each vessel. Up to June 30, 2009, we estimated the useful lives of our vessels at 25 years from the date of their delivery from the shipyard. In July 2009, a time charter contract was successfully executed for one of the vessels that expires on her 26th anniversary, and based on the projected necessary dry docking costs and understanding of the charterer's needs that it will complete the next dry-docking and be able to charter the vessel up to her 30th anniversary. Based on this event, as well as, considering that it is not uncommon for vessels to be operable to their 30th anniversary, effective July 1, 2009 we changed the estimated useful life of our fleet to 30 years. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $270 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. We constantly evaluate the useful life of our fleet based on market factors and specific facts and circumstances applicable to each vessel.

Depreciation expense increased by $16,883,000, or 170%, to $26,812,000 for the year ended December 31, 2009, compared to $9,929,000 for the year ended December 31, 2008. Our depreciation expense for 2009 was comparatively higher than that in the prior year due to the fact that (i) we were operational for the entire year during 2009, whereas in 2008 we were operational following the initial business combination consummating on August 28, 2008, and (ii) our fleet increased by an additional five vessels in August 2009 due to the BET acquisition, which resulted in additional depreciation expenses. This was partially offset by our change in the estimated useful life of our fleet from 25 years to 30 years, effective July 1, 2009.  This change reduced depreciation expense by approximately $8.0 million for the year ended December 31, 2009.

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

Vessels' Impairment Loss — We evaluate the carrying amounts of vessels and related dry-dock and special survey costs and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and the carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days (Seanergy's remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of Seanergy's remaining charter agreement rates, 2-year forward freight agreements and the 10-year average historical spot time charter rates (for 2009 testing) and the 10-year average historical 1-year time charter rates (for 2008 testing) available for each type of vessel) over the remaining economic life of each vessel, net of brokerage and address commissions, expected outflows for scheduled vessels' maintenance, vessel operating expenses, and management fees assuming an average annual inflation rate of 2%. Fleet utilization is assumed at 98.6% in our exercise, taking into account each vessel's off hire days based on other companies operating in the dry bulk industry and our historical performance.

We performed an impairment test as of December 31, 2009.  No indication of impairment existed as of that date. We recorded an impairment loss of $4,530,000 for the year ended December 31, 2008.

Interest and Finance Costs — Interest and finance costs increased by $3,335,000, or 86%, to $7,230,000 for the year ended December 31, 2009, compared to $3,895,000 for the year ended December 31, 2008. The significant increase in interest and finance costs is attributable to our revolving credit and term facilities, which we obtained in order to fund our initial business combination and vessel purchase and for working capital purposes, as well as the loan facility obtained through the BET acquisition and the increased spreads are a result of the waivers obtained under the Citibank supplemental agreement. More specifically (i) interest expense related to the revolving credit facility amounted to $1,659,000 and $799,000 for the years ended December 31, 2009 and 2008, respectively, (ii) interest expense related to the term facility amounted to $3,541,000 and $2,768,000 for the years ended December 31, 2009 and 2008, respectively, and (iii) interest expense related to the Citibank loan facility amounted to $1,154,000 and $0 for the years ended December 31, 2009 and 2008, respectively. In 2008, our interest expense primarily related to four months of operations since we drew down our credit facilities on August 28, 2008, and obtained our term loans in August and September 2008, respectively. In 2009, our interest expense also related to the loan facility obtained through the BET acquisition in August. Fees incurred for obtaining new loans, including related legal and other professional fees, are deferred and amortized using the effective interest method over the life of the related debt.

Interest and Finance Costs — Shareholders — Shareholders interest and finance costs increased by $204,000, or 112%, to $386,000 for the year ended December 31, 2009, compared to $182,000 for the year ended December 31, 2008. The increase is due to the fact that we paid interest for eight months in 2009 instead of four months in 2008 on a convertible secured promissory note, in the principal amount of $28,250,000, to a shareholder in connection with our August 2008 initial business combination. On August 19, 2009, we amended the convertible promissory note to reduce the conversion price, from the original rate of $12.50 per share, exercisable on August 28, 2010, to the average price of our stock for the five trading days commencing on August 19, 2009, ($4.45 per share) exercisable only on August 19, 2009, after which any conversion rights would be forfeited. The holders of the note accepted the amendment and have converted the principal amount of the note and all accrued but unpaid fees and interest due, totaling $1,352,000, into 6,585,868 Seanergy newly issued shares of common stock.

Interest Income — Money Market Funds — Interest income – money market funds decreased by $2,931,000, or 88%, to $430,000 for the year ended December 31, 2009, compared to $3,361,000 for the year ended December 31, 2008. The decrease in interest income is a result of the decrease of our money market funds that were used for our August 2008 initial business combination.

Net Income/(Loss) — We earned net income of $30,052,000 in the year ended December 31, 2009 as compared to a loss of $31,985,000 in the year ended December 31, 2008. The increase in our net income resulted primarily from a full year of operations in 2009 versus only four months of operations in 2008 following the closing of our initial business combination as well as the BET acquisition on August 12, 2009.  For the year ended December 31, 2008 we incurred goodwill and vessel impairment charges of $44,795,000 and $4,530,000, respectively.

Recent Accounting Pronouncements

Refer to Note 2 of the consolidated financial statements included in this annual report.

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

Initial business combination — allocation of the purchase price in a business combination

On August 28, 2008, we completed our initial business combination of our initial fleet from the Restis family. The acquisition was accounted for under the purchase method of accounting and accordingly, the assets acquired have been recorded at their fair values. No liabilities were assumed or other tangible assets acquired. The results of operations are included in the consolidated statement of income from August 28, 2008. The consideration paid for the initial business combination has been recorded at fair value at the date of acquisition and forms part of the cost of the acquisition. Total consideration for the initial business combination was $404,876,000, including direct transaction costs of $8,802,000, and excluding the contingent earn-out component.

The contingent consideration forming part of the initial business combination consisted of the issuance of 4,308,075 shares of common stock subject to Seanergy meeting certain target EBITDA during the twelve month period ended September 30, 2009. This target was met and on September 30, 2009, we recorded and measured additional consideration of $17,275,000, which was equal to the fair value of the 4,308,075 shares, with an increase in goodwill and equity.

The allocation of the purchase price to the assets acquired on the date of the initial business combination is a critical area due to the subjectivity involved in identifying and allocating the purchase price to intangible assets acquired. As at the date of the initial business combination, the fair value of the vessels was determined to be $360,081,000. No additional identifiable intangibles were identified and the difference of $44,795,000 was assigned to goodwill. Areas of subjectivity included whether there were any values associated with intangible assets such as customer relationships, right of first refusal agreements and charter agreements.

On August 12, 2009, we completed our business acquisition of 50% of BET and obtained control of BET by entering into a shareholders' agreement with Mineral Transport, an affiliate of members of the Restis family and the owner of the other 50% of BET, which allowed us to appoint a majority of BET's directors. The acquisition was accounted for under the purchase method of accounting and accordingly, the assets and liabilities acquired have been recorded at their fair values. The consideration paid for the business acquisition has been recorded at fair value at the date of acquisition. As at the date of the acquisition of BET, the fair value of the vessels was $126.0 million while the fair value of total assets acquired amounted to $168.1 million and liabilities assumed to $154.5 million.

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

The excess of fair value of assets acquired and liabilities assumed over consideration has been recorded as bargain purchase gain and recorded in line "Gain from acquisition" in our consolidated statement of income during the year ended December 31, 2009. The bargain purchase gain was a result of the sellers' intent to divest from shipping operations. BET is a provider of worldwide ocean transportation services through the ownership of five dry bulk carriers. BET was incorporated in December 18, 2006 under the laws of the Republic of the Marshall Islands.

On October 22, 2010, we purchased the remaining 50% ownership interest in BET from Mineral Transport for consideration that was paid by us to Mineral Transport in the form of cash amounting to $7.0 million and 24,761,905 of our shares at an agreed price of $1.05 per share totaling $26.0 million. The transaction was treated as a transaction between entities under common control.

The transaction has been retrospectively recorded as of May 20, 2010 and resulted in the following:

Acquisition of non controlling interest of BET	19,839
Due to non controlling shareholders of BET	(7,000)
Issuance of common shares at fair value (additional paid-in capital)	(30,952)
Deemed distribution (non-cash) to controlling shareholder	(18,113)

On May 28, 2010, we acquired 51% of MCS for $33.0 million in cash. The acquisition was treated as a transaction between entities under common control and as such we consolidated MCS from the first day that both entities were under common control, May 20, 2010, using MCS' historical balances. Inclusion of MCS in our consolidated financial statements resulted in a debit of $2.05 million to our additional paid-in capital and a credit of $29.73 million to noncontrolling interest. The opening balances of MCS on May 20, 2010 were as follows:

Cash	48,860
Restricted cash	3,453
Inventories	263
Other current assets	762
Vessels	181,861
Other non-current assets	192
Other liabilities	(4,304)
Debt	(166,923)
Financial instruments	(3,485)
Net assets	60,679

51% of net assets acquired	30,946
Consideration paid	(33,000)
Deemed distribution	(2,054)

On September 15, 2010, we acquired the remaining 49% of MCS for consideration of approximately $29.0 million which was paid by us to the MCS Seller in the form of cash amounting to $3.0 million and 24,761,905 of our shares at an agreed price of $1.05 per share totaling $26.0 million. The transaction has been retrospectively recorded as of May 20, 2010 and resulted in the following:

Acquisition of non controlling interest of MCS	29,733
Due to non controlling shareholders of MCS	(3,000)
Issuance of common shares at fair value (additional paid-in capital)	(26,743)
Deemed distribution (non-cash) to controlling shareholder	(10)

Impairment of long-lived assets

We review our vessels and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of the long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Once an impairment results in a reduction in the carrying value, the carrying value of such an asset cannot thereafter be increased. Fair value is determined based on current market values received from independent appraisers, when available, or from other acceptable valuation techniques such as discounted cash flows models. We performed the annual impairment test as of December 31, 2010 and 2009.  No indications of impairment existed as of those dates. We recorded an impairment loss of $4,530,000 in 2008. It is considered reasonably possible that continued declines in volumes, charter rates and availability of letters of credit for customers resulting from global economic conditions could significantly impact our future impairment estimates.

Goodwill impairment

Goodwill represents the excess of the aggregate purchase price over the fair value of the net identifiable assets acquired in business combinations accounted for under the purchase method. Goodwill is reviewed for impairment at least annually on December 31 in accordance with the FASB guidance for impairment of intangible assets. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit (including goodwill). If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. Under the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the implied fair value of goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds it carrying value, step two does not have to be performed. We recorded a goodwill impairment loss of $44,795,000 in 2008.  We tested our goodwill for potential impairment, and we concluded that there was no impairment as of December 31, 2010 and 2009. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel). The weighted average cost of capital used was 8.75% and 7.6% for the years ended of December 31, 2010 and 2009, respectively.

Vessel depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the vessels, after considering the estimated salvage value. We estimate salvage value by taking the cost of steel times the vessels lightweight. The estimated salvage value at December 31, 2009 and at December 31, 2010 was $270 per lightweight ton. Through June 30, 2009, management estimated the useful life of our vessels at 25 years from the date of their delivery from the shipyard. In July 2009, we successfully executed a time charter contract for one of our vessels that expires on its 26th anniversary, and based on the projected necessary dry-docking costs and understanding of the charterer's needs, we believe that the vessel will complete the next dry-docking following the expiration of such charter and that we will be able to charter the vessel up to its 30th anniversary. Based on this event as well as considering that it is not uncommon for vessels to be operable to their 30th anniversary, effective July 1, 2009, we have changed the estimated useful life of our fleet to 30 years. This change reduced depreciation expense by approximately $8.0 million for the year ended December 31, 2009.

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

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies and Estimates – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels.  During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.  The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2010, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

	Dwt	Year Purchased	Carrying Value
Davakis G.	54,051	2008	$76.7 million*
Delos Ranger	54,051	2008	$72.2 million*
African Oryx	24,110	2008	$38.3 million*
Bremen Max	73,503	2008	$49.5 million*
Hamburg Max	72,338	2008	$54.5 million*
African Zebra	38,623	2008	$12.9 million*
BET Commander	149,507	2009	$20.1 million
BET Intruder	69,235	2009	$16.6 million
BET Prince	163,554	2009	$31.7 million*
BET Scouter	171,175	2009	$26.2 million
BET Fighter	173,149	2009	$21.9 million
Fiesta	29,519	2010	$17.5 million
Pacific Fantasy	29,538	2010	$16.5 million
Pacific Fighter	29,538	2010	$18.5 million
Clipper Freeway	29,538	2010	$18.5 million
African Joy	26,482	2010	$15.5 million
African Glory	24,252	2010	$16.6 million
Asian Grace	20,412	2010	$15.5 million*
Clipper Glory	30,570	2010	$29.0 million*
Clipper Grace	30,548	2010	$29.0 million*
TOTAL DWT	1,293,693

_______________________________

*
Indicates dry bulk carriers for which we believe, as of December 31, 2010, the basic charter-free market value is lower than the vessel's carrying value.  We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $169.3 million.

We note that seven of our vessels are currently employed under long-term time charters and four of our vessels are currently employed under long-term bareboat charters.  If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

We refer you to the risk factor entitled "The value of our vessels has fluctuated, and may continue to fluctuate significantly, due in large part to the sharp decline in the world economy and the charter market. A significant decline in vessel values could result in losses when we sell our vessels or could result in a requirement that we write down their carrying value, which would adversely affect our earnings. In addition, a decline in vessel values could adversely impact our ability to raise additional capital and would likely cause us to violate certain covenants in our loan agreements that relate to vessel value."

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

Recent Developments

Special Meeting of Shareholders

At a special meeting of our shareholders held on January 4, 2011, our shareholders approved a proposal to grant our board of directors the authority to effect a reverse stock split of our issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-fifteen. Following the shareholders' approval, our board of directors has the authority, but not the obligation, to determine the exact reverse stock split ratio within the approved range and to effect the reverse stock split at any time. The reverse stock split will be effected, if at all, at the discretion of the board of directors in order for the Company to create the greatest marketability of its shares based on prevailing market conditions at the time.

Equity Incentive Plan

On January 12, 2011 our board of directors adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan, or the Plan. A total of 8,750,000 shares of our common stock were reserved for issuance under the Plan, which is administered by the Compensation Committee of our board of directors.  Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our Compensation Committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient's continued service as an employee or a director of the Company, through the applicable vesting date.

On February 16, 2011, the Compensation Committee granted an aggregate of 50,000 restricted shares of our common stock, or the February 2011 Shares, pursuant to the Plan. 40,000 of the February 2011 Shares were granted to our two executive directors, and the other 10,000 of the February 2011 Shares were granted to certain of our other employees. All of the February 2011 Shares vest proportionally over a period of three years in equal installments, commencing on January 10, 2012. The fair value of each February 2011 Share on the grant date was $0.89, and such shares will be expensed over 3 years.

B.  Liquidity and Capital Resources

Our principal source of funds is our operating cash flows, and our borrowing facilities. Our principal use of funds has primarily been capital expenditures to establish our fleet, close our initial business combination and acquire MCS and BET, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments on our outstanding loan facilities.

We believe that our current cash balance and our operating cash flow will be sufficient to meet our current liquidity needs, although the dry bulk charter market has sharply declined since September 2008 and our results of operations may be adversely affected if market conditions do not improve. We expect to rely upon operating cash flow to meet our liquidity requirements going forward.

We are currently able to meet our working capital needs and debt obligations. The decline in charter rates should not affect our revenue as we have charters that expire between September 2011 and February 2014. Time and bareboat charters cover 79% of 2011 ownership days, 38% of 2012 ownership days and 19% of 2013 ownership days. For the calculation of charter coverage, we are using the latest expiration date of our vessels' time and bareboat charters. In addition, we have not reflected the effect of any future vessel acquisitions. Lastly, there is upside potential due to the profit sharing arrangements in place on five of our charter agreements. As a result, our actual vessel revenues may differ from anticipated amounts.

We will make use of our cash flows not committed to the repayment of our borrowing facilities mentioned above to meet our financial obligations. Accordingly, unless we are able to raise additional capital in other ways, such as through a rights offering or private placement or if our warrants are exercised, our ability to pursue acquisition opportunities will be limited. We cannot provide assurances that the warrants will be exercised, or if exercised, the quantity which will be exercised or the period in which they will be exercised. Exercise of the warrants is not likely considering current market prices.

Furthermore, our Marfin revolving credit facility is tied to the market value of the vessels and not to the prevailing (spot) market rates. For example, our existing term and revolving credit facilities require that the aggregate market value of the vessels and the value of any additional security must be at least 135% of the aggregate of the outstanding debt financing and any amount available for drawing under the revolving facility less the aggregate amount of all deposits maintained. If the percentage is below 135% then a prepayment of the loans may be required or additional security may be requested. A waiver from Marfin has been received with respect to this covenant through January 3, 2012. If we are not in compliance with the terms of our loan agreements at the time the waivers expire, our lenders could require us to post additional collateral, enhance our equity and liquidity, compel us to withhold payment of dividends, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could also accelerate our indebtedness and foreclose on their collateral. The exercise of any of these remedies could materially adversely impair our ability to continue to conduct our business.

Under the Citibank loan agreement, the BET subsidiaries are subject to operating and financial covenants that may affect BET's business. These restrictions may, subject to certain exceptions, limit the BET subsidiaries' ability to engage in many of its activities. Furthermore, the BET subsidiaries must assure the lenders that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the Citibank loan. If the market value of the vessels is less than this amount, the BET subsidiaries may at the request of the lender prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders. On September 30, 2009 and March 31, 2011, BET entered into supplemental agreements with Citibank (see "Credit Facilities" below for further details).

We intend to continue to expand our fleet in the future. Growth will depend on locating and acquiring suitable vessels, identifying and consummating acquisitions or joint ventures, enhancing our customer base, obtaining required financing (debt or equity or a combination of both), and obtaining favorable terms in all cases.

Seven of our vessels underwent drydocking in 2010. The BET Scouter's scheduled drydocking, which commenced on March 26, 2010, was completed on May 17, 2010. The total cost of the BET Scouter's drydocking is approximately $1.3 million. On May 14, 2010, the BET Prince commenced its scheduled drydocking, which was completed on June 28, 2010. The cost of the BET Prince's drydocking is approximately $0.8 million. The BET Intruder's scheduled drydocking commenced on August 26, 2010, and was completed on October 27, 2010. The total cost of the BET Intruder's drydocking is approximately $1.8 million. The African Joy's scheduled drydocking commenced on October 2, 2010 and was completed on October 29, 2010. The total cost of the African Joy's drydocking is approximately $0.7 million. The Clipper Grace's scheduled drydocking commenced on October 23, 2010 and was completed on November 4, 2010. The total cost of the Clipper Grace's drydocking is approximately $0.4 million. The BET Fighter's scheduled drydocking commenced on September 3, 2010 and was completed on November 16, 2010. The total cost of the BET Fighter's drydocking is approximately $2.1 million. The Bremen Max's scheduled drydocking commenced on September 28, 2010 and was completed on November 30, 2010. The total cost of the Bremen Max's drydocking is approximately $1.2 million.  Four of our vessels are scheduled for dry-docking in 2011 at an estimated cost of $3.1 million.  We plan to pay these costs with cash from operations.

Our short-term liquidity requirements relate to servicing our debt (including principal payments on our term loan), payment of operating costs, dry-docking costs of five vessels, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity are primarily our revenues earned from our charters.

Our medium and long term liquidity requirements include repayment of long-term debt balances, debt interest payments and dry-docking costs. As of December 31, 2010, we had outstanding borrowings of $165,645,000 due to Marfin. We have drawn down $54,845,000 of our revolving credit facility. On August 28, 2010, the revolving facility was reduced to $60,000,000. This reduction will be followed by four consecutive annual reductions of $12,000,000 and any outstanding balance will be fully repaid together with the balloon payment of the term loan. In the twelve months of 2010, we made principal repayments on our Marfin term facility amounting to $18,950,000.

The vessels acquired from BET have been financed with the proceeds of a loan from Citibank, as agent for a syndicate of banks and financial institutions. The outstanding principal amount as of December 31, 2010 was $101,715,000. Following BET's supplemental agreement dated September 30, 2009 and prepayment of $20.0 million the semi-annual installments of principal and the balloon payment amounted to $7,128,158 and $37,563,000, respectively.

The vessels acquired from MCS have been financed with the proceeds from three loan facilities with DVB, HSBC and UOB. The first loan facility, with DVB, as agent, comprised two loans, a senior loan and a junior loan, and was used to finance a part of the cost of the acquisition of four vessels. Following a supplemental agreement dated May 20, 2010 and prepayment of $7.4 million, no further principal installments are due until the second quarter of 2011, at which point $6.2 million will be paid. After that, the remaining loan amounts are repayable in seventeen quarterly installments plus balloon payments through January 2016.

The second loan facility, with HSBC as agent, was used to finance part of the cost of acquisition of two vessels. Following a supplemental agreement dated May 21, 2010 and prepayment of $7.6 million, the remaining loan amounts are repayable in thirteen quarterly installments plus balloon payments through July 2013.

The third loan facility with UOB as agent was used to finance part of the cost of the acquisition of three vessels. Following a supplemental agreement dated May 24, 2010, $13.8 million was converted into subordinated debt, out of which $3.8 million was prepaid on June 30, 2010, $9.3 million was prepaid from the senior loan, and the remaining loan amounts are repayable in 25 quarterly installments plus balloon payments through May 2016.

In the twelve months following December 31, 2010, we have aggregate principal repayments due of $53,380,000 for the facilities discussed above. As of December 31, 2010, we had available cash reserves of $64,172,000. Of these amounts, $10,385,000 is restricted.

Between January 1, 2008 and July 2008, we paid dividends amounting to $4,254,000 on our common stock to our public shareholders.

On January 28, 2010, we priced a public offering of 20,833,333 shares of common stock. We granted the representatives of the underwriters a 45-day option to purchase up to an additional 3,125,000 shares of common stock to cover over-allotments. The shares were offered to the public at $1.20 per share. Four of our major shareholders affiliated with the Restis family purchased an additional 4,166,667 shares of common stock directly from the Company at the public offering price. The offering and the concurrent sale of 4,166,667 shares to entities affiliated with the Restis family settled and closed on February 3, 2010. The net proceeds were approximately $26.0 million. On March 19, 2010, the underwriters exercised the over-allotment option to purchase an additional 1,945,000 shares of our common stock, which resulted in additional net proceeds to us of approximately $2.1 million.

Derivatives

Through the BET and MCS acquisitions, we had six interest swap agreements as of December 31, 2010.  The agreements have the following characteristics:

(i)
from September 28, 2007 for a period of five years through September 28, 2012, for a total notional principal amount of $30,000,000; under the provisions of the agreement we pay a fixed rate of 4.84% and receive the six month USD LIBOR semiannually;

(ii)
from January 25, 2008 for a period of five years through January 25, 2013, for a total notional principal amount of $50,000,000; under the provisions of the agreement we pay a fixed rate of 3.13% and receive the six month USD LIBOR semiannually;

(iii)
from March 10, 2008 for a period of three years through March 10 2011, for a total notional principal amount of $50,000,000; under the provisions of the agreement we pay a fixed rate of 2.96% on a semiannual basis and receive the three month USD LIBOR quarterly;

(iv)
from October 26, 2007 for a period of five years through October 24, 2012, for a total notional principal amount of $24,927,000; under the provisions of the agreement we pay a fixed rate of 4.80% and receive the three month USD LIBOR quarterly;

(v)
from January 18, 2008 for a period of three years through January 18 2011, for a total notional principal amount of $24,927,000; under the provisions of the agreement we pay a fixed rate of 3.2925% and receive the three month USD LIBOR quarterly; and

(vi)
from June 10, 2008 for a period of five years through June 10, 2013, for a total notional principal amount of $25,775,000; under the provisions of the agreement we pay a fixed rate of 3.96% and receive the three month USD LIBOR quarterly.

The market value of the interest swaps was a liability of $8.6 million and $5.1 million as of December 31, 2010 and 2009, respectively.

Cash Flows

Year ended December 31, 2010, as compared to year ended December 31, 2009

Operating Activities:  Net cash from operating activities totaled $31,537,000 for the year ended December 31, 2010, compared to $43,208,000 for the year ended December 31, 2009. This decrease is due to the fact that (i) we had lower charter rates and higher operating expenses for the year ended December 31, 2010 as compared to the same period in 2009 and (ii) we had increased interest expense of approximately $3,700,000 due to additional loans and waivers obtained in 2010 as a result of the business acquisition of BET and MCS.

Investing Activities:  Net cash provided by investing activities totaled $7,885,000 for the year ended December 31, 2010, compared to net cash provided by investing activities of $36,353,000 for the year ended December 31, 2009. This is primarily a result of the higher amount of cash assumed as part of the acquisition of BET in 2009 as compared to the amount of cash assumed as part of the acquisition of MCS in 2010.

Financing Activities:  Net cash used in financing activities totaled $49,242,000 for the year ended December 31, 2010, as compared to net cash used in financing activities of $43,497,000 for the year ended December 31, 2009. The slight increase is mainly due to debt repayments and prepayments of $67,941,000 and $54,878,000 during the years ended December 31, 2010 and 2009, respectively, which is partially offset by the proceeds of $28,526,000 from the issuance of our common stock in 2010.

Year ended December 31, 2009 as compared to year ended December 31, 2008

Operating Activities:  Net cash from operating activities totaled $43,208,000 for the year ended December 31, 2009, compared to $25,700,000 for the year ended December 31, 2008. This increase is due to the fact that (i) we were operational for the entire year during 2009, whereas in 2008 we were operational after the initial business combination was consummated on August 28, 2008, and (ii) our fleet increased by an additional five vessels in August 2009 as a result of the BET acquisition, resulting in additional depreciation expense.

Investing Activities:  Net cash provided by investing activities totaled $36,353,000 for the year ended December 31, 2009, compared to net cash used in investing activities of $142,919,000 for the year ended December 31, 2008. This is primarily a result of the completion of our August 2008 initial business combination.

Financing Activities:  Net cash used in financing activities totaled $43,497,000 for the year ended December 31, 2009, as compared to net cash provided by financing activities of $142,551,000 for the year ended December 31, 2008. In 2009, cash was used for the repayment of long-term debt as compared to 2008, during which we received proceeds from borrowings to finance our initial business combination and cash used for dividend payments and redemption of shares.

Credit Facilities

Marfin Revolving Credit Facility

As of December 31, 2010, we had utilized $54,845,000 of the amount available under our revolving credit facility, which is equal to the lesser of $72,000,000 and an amount in dollars which when aggregated with the amounts already drawn down under the term facility does not exceed 70% of the aggregate market values of the vessels and other securities held in favor of the lender for the initial business combination and working capital purposes.

The original revolving credit facility bears interest at an annual rate equal to USD LIBOR plus 2.25% per annum. As per the amended loan agreement dated September 9, 2009, the revolving credit facility bore interest at an annual rate equal to USD LIBOR plus 3.25% until July 1, 2010. As per the amended loan agreement dated November 13, 2009, the revolving credit facility bore interest at an annual rate equal to USD LIBOR plus 3.50% until January 1, 2011. As per the amended loan agreement dated June 2, 2010, the revolving facility bears interest of LIBOR plus 4% until January 3, 2012. After January 3, 2012, interest is reinstated at USD LIBOR plus 2.25% per annum. A commitment fee of 0.25% per annum is calculated on the daily aggregate un-drawn balance and un-cancelled amount of the revolving credit facility, payable quarterly in arrears from the date of the signing of the loan agreement. The revolving facility is subject to one annual reduction of $6,845,000 and four consecutive annual reductions of $12,000,000 and any outstanding balance must be fully repaid together with the balloon payment of the term loan.

Marfin Term Facility and Addenda

The initial vessel acquisition was financed with an amortizing term loan from Marfin equal to $165,000,000, representing 42% of the vessels' aggregate acquisition costs, excluding any amounts associated with the earn-out provision. The amount outstanding as of December 31, 2010, amounted to $110,800,000.

The loan is repayable commencing three months from the last drawdown, or March 31, 2009, whichever is earlier, through 28 consecutive quarterly principal installments, of which the first four principal installments will be equal to $7.5 million each, the next four principal installments will be equal to $5.3 million each and the final 20 principal installments will be equal to $3.2 million each, with a balloon payment equal to $50.0 million due concurrently with the 28th principal installment. On September 9, 2009, we executed addendum no. 1 to the loan agreement. In connection with the amendment, Marfin accelerated the due date of installment no. 5 to September 25, 2009 and of installment nos. 6 and 7 to January 4, 2010.

On November 13, 2009, we received an extension of the waiver from Marfin in connection with the $165,000,000 term facility and $54,845,000 revolving facility utilized. In connection with the amendment, Marfin accelerated the due date of installments no. 8 and no. 9 to July 1, 2010.

On June 2, 2010, we received an extension of the waiver from Marfin in connection with the $165,000,000 term facility and $54,845,000 revolving facility utilized. In connection with the amendment, Marfin accelerated the due date of installments no. 10 and no. 11 to January 3, 2011 and the due date of installments no. 12 and no. 13 to July 1, 2011. The remaining fifteen quarterly installments are repayable starting in March 2012, with a balloon payment equal to $50,000,000 due concurrently with the final installment in September 2015.

The loan bears interest at an annual rate equal to 3 month USD LIBOR plus 1.5%, if our ratio of total assets to total liabilities is greater than 165%, which is to be increased to 1.75% if the ratio is equal or less than 165%. As per the amended loan agreement dated September 9, 2009, the term facility bore interest at USD LIBOR plus 2.75% until July 1, 2010.  As per the amended loan agreement dated November 13, 2009, the term facility bore interest at USD LIBOR plus 3.00% until January 1, 2011. As per the amended loan agreement dated June 2, 2010, the term facility bears interest at USD LIBOR plus 3.50% until January 3, 2012. After January 3, 2012, interest is reinstated at 3-month USD LIBOR plus 1.5% if the Company's ratio of total assets to total liabilities is greater than 165%, or 3-month USD LIBOR plus 1.75% if the ratio is equal or less than 165%.

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

The term facility includes covenants, among others, that require the borrowers and the corporate guarantor, to maintain vessel insurance for an aggregate amount greater than the vessels' aggregate market value or an amount equal to 130% of the aggregate of (a) the outstanding amounts under both the revolving credit and term facilities and (b) the amount available for drawdowns under the revolving facility. The vessels' insurance is to include as a minimum cover hull and machinery, war risk and protection and indemnity insurance, $1.0 billion for oil pollution and for excess oil spillage and pollution liability insurance. In relation to the protection and indemnity insurance, no risk should be excluded or the deductibles as provided by the P&I Association materially altered or increased to amounts exceeding $150,000 without the prior written consent of Marfin. In addition, the mortgagees' interest insurance on the vessels and the insured value must be at least 110% of the aggregate of the revolving credit and term facility.

In addition, if a vessel is sold or becomes a total loss or the mortgage on the vessel is discharged on its disposal, we are required to repay such part of the facilities as is equal to the higher of the amount related to such vessel or the amount necessary to maintain the security clause margin.

Other covenants include the following:

•
not to borrow any money or permit such borrowings to continue other than by way of subordinated shareholders' loan or enter into any agreement for deferred terms, other than in any customary supplier's credit terms or any equipment lease or contract hire agreement other than in ordinary course of business;

•	no loans, advances or investments in, any person, firm, corporation or joint venture or to any officer, director, shareholder or customer of any such person;

•	not to assume, guarantee or otherwise undertake the liability of any person, firm, company;

•	not to authorize any capital commitments;

•
not to declare or pay dividends in any amount greater than 60% of the net cash flow of the Group as determined by the lender on the basis of the most recent annual audited financial statements provided, or repay any shareholder's loans or make any distributions in excess of the above amount without the lenders prior written consent (see below for terms of waiver obtained on December 31, 2008);

•	not to change our Chief Executive Officer and/or Chairman without the prior written consent of the lender;

•	not to assign, transfer, sell or otherwise or dispose vessels or any of the property, assets or rights without prior written consent of the lender;

•	no change of control in the Company without the written consent of the lender;

•	not to engage in any business other than the operation of the vessels without the prior written consent of the lender;

•
not to violate the security margin clause, which provides that: the aggregate market values of the vessels and the value of any additional security shall not be less than (or at least) 135% of the aggregate of the outstanding amounts under the revolving credit and term facilities and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained. As of December 31, 2008, we would not have been in compliance with the security margin clause under the Marfin loan agreement had we not later obtained certain retroactive waivers from Marfin. During the first quarter of 2009, we obtained waivers from Marfin of our compliance with these various financial and other covenants, which waivers were effective as of December 31, 2008. These waivers expired in July 2009, when the first of our original charterers was replaced. On September 9, 2009, November 13, 2009 and June 2, 2010, we executed addenda no. 1, no. 2 and no. 3, respectively, to the loan agreement and obtained a waiver from Marfin through January 3, 2012. In connection with the amendment and waiver, Marfin made certain changes to our loan agreement including increasing the interest payable during the waiver period, accelerating the due dates of certain principal installments and limiting our ability to pay dividends without their prior consent. As a result of these waivers, we are not currently in default under our Marfin loan agreement; and

•
ensure that members of the Restis family and the family of our former chairman Mr. George Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital.

Financial covenants include the following:

•
ratio of financial indebtedness to earnings, before interest, taxes, depreciation and amortization (EBITDA) shall be less than 6.5:1 (financial indebtedness or net debt are defined is the sum of all outstanding debt facilities minus cash and cash equivalents). The covenant is to be tested quarterly on an LTM basis (the "last twelve months"). The calculation of the covenant is not applicable for the quarter ended December 31, 2008;

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

The financial covenants listed above are to be tested on a quarterly basis. We were in compliance with our financial covenants as of December 31, 2010.

Citibank Loan Agreement and Supplemental Agreement

The six wholly-owned subsidiaries of BET financed the acquisition of their respective vessels with the proceeds of an amortizing loan from Citibank, as agent for the syndicate of banks and financial institutions set forth in the loan agreement, in the principal amount of $222,000,000. The loan agreement dated June 26, 2007 is guaranteed by BET. The BET subsidiaries drew down on agreed portions of the loan facility to acquire each of the original six vessels in the BET fleet. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loan bears interest at the annual rate of LIBOR plus 0.75%. As of December 31, 2010, the principal amount due under the Citibank loan was $101,715,000.

The repayment of the loan commenced on December 28, 2007 through 15 equal semi-annual installments of principal in the amount of $8,286,500, to be followed by a balloon payment due six months thereafter in the amount of $43,668,000, as these installment amounts were revised after the BET Performer sale. Following a supplemental agreement dated September 30, 2009 and prepayment of $20 million, the semi-annual installments of principal and the balloon payment amount to $7,128,158 and $37,563,000, respectively. The borrowers are required to deposit one-sixth of the next principal payment in a retention account each month to fund each semi-annual principal payment. Interest is due and payable based on interest periods selected by BET equal to one month, two months, three months, six months, or a longer period up to 12 months. For interest periods longer than three months, interest is due in three-month installments.

Pursuant to a supplemental agreement dated August 4, 2010 with Citibank, BET has undertaken to maintain a minimum amount of no less than $7.5 million in the BET account with Citibank. Under the supplemental agreement with Citibank dated December 23, 2010 the applicable margin has been adjusted to 1.75% per annum. Lastly, on March 31, 2011, BET entered into a supplemental agreement with Citibank in connection with the Citibank loan agreement obtained by the six whole owned subsidiaries of BET. The material terms of the supplemental agreement with Citibank are as follows:

(i)
the applicable margin for the period between January 1, 2011 and December 31, 2011 shall be increased to two per cent (2%) per annum and from January 1, 2012 and at all other times thereafter, one point seven five per cent (1.75%) per annum.

(ii)
the borrower and the corporate guarantor have requested and the creditors consented to a temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.3:1.0 to 0.175:1.0 for the accounting period ending on December 31, 2011, and following the expiration of such accounting period, the minimum equity ratio requirement of the principal corporate guarantee to be set at 0:3:1.0.

The Citibank loan facility is secured by the following: the loan agreement, a letter agreement regarding payment of certain fees and expenses by BET; a first priority mortgage on each of the BET vessels; the BET guaranty of the loan; a general assignment or deed of covenant of any and all earnings, insurances and requisition compensation of each of the vessels; pledges over the earnings accounts and retention accounts held in the name of each borrower; undertakings by the technical managers of the BET vessels; and the trust deed executed by Citibank for the benefit of the other lenders, among others.

The ship security documents include covenants, among others, that require the borrowers to maintain vessel insurance for an aggregate amount equal to the greater of the vessels' aggregate market value or an amount equal to 125% of the outstanding amount under the loan. The vessels' insurance is to include as a minimum cover fire and usual marine risks, war risk and protection and indemnity insurance, and $1.0 billion for oil pollution. In addition, the borrowers agree to reimburse the mortgagee for mortgagees' interest insurance on the vessels in an amount of up to 110% of the outstanding amount under the loan.

In addition, if a vessel is sold or becomes a total loss, BET is required to repay such part of the loan as is equal to the greater of the relevant amount for such vessel, or such amount as is necessary to maintain compliance with the minimum security covenant in the loan agreement. This covenant requires the borrowers to assure that the market value of the BET vessels is not less than 125% of the outstanding amount under the loan. On July 10, 2008, BET, through its wholly owned subsidiary sold the BET Performer and paid an amount on the loan equal to $41.5 million, as required by the loan agreement.

The Borrowers also must assure that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the loan. If the market value of the vessels is less than this amount, the Borrowers must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lender with a value sufficient to meet this requirement, which additional security must be acceptable to the lender. The value of the BET vessels shall be determined when requested by the lender, and such determination shall be made by any two of the lender's approved shipbrokers, one of which shall be nominated by the lender and one of which shall be nominated by the borrowers.

Other covenants include the following:

•	Not to permit any lien to be created over all or any part of the borrowers' present or future undertakings, assets, rights or revenues to secure any present or future indebtedness;

•	Not to merge or consolidate with any other person;

•	Not to sell, transfer, dispose of or exercise direct control over any part of the borrowers' assets, rights or revenue without the consent of the lender;

•	Not to undertake any business other than the ownership and operation of vessels and the chartering of vessels to third parties;

•	Not to acquire any assets other than the BET vessels;

•	Not to incur any obligations except under the loan agreement and related documents or contracts entered into in the ordinary course of business;

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

•
Not to make any loans or grant any credit to any person, except that the borrowers make loans to BET or the borrowers' related companies as long as they are made on an arm's length basis in the ordinary course of business and are fully subordinated to the rights of the lender;

•	Not to redeem their own shares of stock;

•	Not to permit any change in the legal or beneficial ownership of any of the borrowers or BET or cause any change in the shareholders' agreement or constitutional documents related to BET; and

•	Not to enter into any related party transactions except on an arm's length basis and for full value.

On September 30, 2009, BET entered into a supplemental agreement with Citibank in connection with the $222.0 million loan obtained by the six wholly owned subsidiaries of BET, which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank are as follows:

(1)
the applicable margin for the period between July 1, 2009 and ending on June 30, 2010 (the amendment period) shall be increased to two per cent (2%) per annum and for the period commencing on 1 July 2010 and at all other times thereafter, zero point seven five per cent (0.75%) per annum;

(2)	the borrowers shall pay a part of the loan in the amount of $20.0 million; and
(3)	the borrowers and the corporate guarantor have requested and the creditors consented to:
	a	)	the temporary reduction of the security requirement during the amendment period from 125% to 100% and, following the expiration of the amendment period, the security requirement to be set at 125%; and

b)
the temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.3:1.0 to 0.175:1.0 during the amendment period at the end of the accounting periods ending on December 31, 2009 and June 30, 2010 and, following the expiration of the amendment period, the minimum equity ratio requirement of the principal corporate guarantee to be set at 0.3:1.0.

Additionally, the Restis family (or companies affiliated with the Restis family) must be the beneficial owners of at least 50.1% of our issued share capital (or any lower percentage not less than 40% resulting solely from a rights issue or increase of our issued share capital). Failure to satisfy this condition would constitute an event of default under the Citibank loan agreement.

MCS Loan Agreements

The vessels acquired from MCS were partially financed with the proceeds from three loan facilities. The first loan facility, with DVB, as agent, comprised two loans, a senior loan and a junior loan, and was used to finance a part of the cost of the acquisition of four vessels. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loans were originally repayable in 33 quarterly installments, out of which the first four principal installments, payable in 2008, were equal to an aggregate of $20,673,000, the next four principal installments, payable in 2009, were equal to an aggregate of $10,323,000, the next four principal installments, payable in 2010, were equal to an aggregate of $9,467,000, the next four principal installments, payable in 2011, were equal to an aggregate of $8,395,000, the next four principal installments, payable in 2012, were equal to an aggregate of $8,325,000, the next four principal installments, payable in 2013, were equal to an aggregate of $8,325,000, the next four principal installments, payable in 2014, were equal to an aggregate of $6,364,000, the next four principal installments, payable in 2015, were equal to an aggregate of $6,338,000, along with balloon payments equal to an aggregate of $12,280,000, and the final installment, payable in 2016, was equal to $533,000, along with a balloon payment of $6,232,000 due concurrently with the final principal installment. Following a supplemental agreement dated May 20, 2010 and prepayment of $7,420,000, no further principal installments are due until the second quarter of 2011, at which point $6,244,000 will be paid. The next eight quarterly installments of principal will be equal to an aggregate of $2,081,000 each, the next quarterly installment will be equal to $1,610,000, the next seven quarterly installments will be equal to an aggregate of $1,585,000 each along with balloon payments equal to an aggregate of $12,280,000, and the final quarterly installment will be equal to $533,000 and a balloon payment of $6,232,000. The applicable margin before the supplemental agreement was USD LIBOR plus 1.10% per annum on the senior loan and USD LIBOR plus 2.85% per annum on the junior loan. The applicable margin following the supplemental agreement is USD LIBOR plus 2.10% per annum on the senior loan and USD LIBOR plus 4.90% per annum on the junior loan.  As of December 31, 2010, the outstanding amount under this loan facility was $54,641,000.

The second loan facility with HSBC, as agent, was used to finance part of the cost of acquisition of two vessels. The amount of the loan for each vessel was less than or equal to 65% of the contractual purchase price for the applicable vessel. The loans were originally repayable in 32 quarterly installments, out of which the first principal installment, payable in 2008, was equal to $2,606,000, the next four principal installments, payable in 2009, were equal an aggregate of $10,422,000, the next four principal installments, payable in 2010, were equal to an aggregate of $10,422,000, the next four principal installments, payable in 2011, were equal to an aggregate of $10,422,000, the next four principal installments, payable in 2012, were equal to an aggregate of $9,023,000, the next four principal installments, payable in 2013, were equal to an aggregate of $4,827,000, the next four principal installments, payable in 2014, were equal to an aggregate of $4,827,000, the next four principal installments, payable in 2015, were equal to an aggregate of $4,827,000, and the final three principal installments, payable in 2016, were equal to an aggregate of $3,620,000, along with balloon payments equal to an aggregate of $5,304,000 due concurrently with the final principal installments. Following a supplemental agreement dated May 21, 2010 and prepayment of $7,560,000, the remaining loan repayment period has been shortened to 13 quarterly installments. Nine of the remaining 13 quarterly installments of principal will be equal to an aggregate of $2,606,000 each and the final four quarterly installments of principal will be equal to an aggregate of $1,207,000 each, with balloon payments equal to an aggregate of $12,224,000 due concurrently with the final principal installment. The applicable margin to the later of July 21, 2011 and the date of compliance with the security requirement covenant is USD LIBOR plus 3.25% per annum and thereafter is USD LIBOR plus 2.75% per annum unless there is a breach of the compliance of the security requirement or there is an event of default under the loan agreement. As of December 31, 2010, the outstanding amount under this loan facility was $35,290,000.

The third loan facility with UOB as agent was used to finance part of the cost of the acquisition of three vessels. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loans were originally repayable in 33 quarterly installments, out of which the first three principal installments, payable in 2008, were equal to an aggregate of $5,434,000, the next four principal installments, payable in 2009, were equal an aggregate of $8,693,000, the next four principal installments, payable in 2010, were equal to an aggregate of $7,976,000,  the next four principal installments, payable in 2011, were equal to an aggregate of $7,206,000, the next four principal installments, payable in 2012, were equal to an aggregate of $6,840,000, the next four principal installments, payable in 2013, were equal to an aggregate of $6,840,000, the next four principal installments, payable in 2014, were equal to an aggregate of $6,840,000, the next four principal installments, payable in 2015, were equal to an aggregate of $6,840,000, and the final two principal installments, payable in 2016, were equal to $2,808,000, along with balloon payments equal to an aggregate of $14,869,000 due concurrently with the final principal installments. Following a supplemental agreement dated May 24, 2010, $13,801,000 was converted into subordinated debt out of which $3,800,000 was prepaid on June 30, 2010, $9,250,000 was prepaid from the original loans, and the remaining loan amounts are repayable in 25 quarterly installments, out of which one quarterly installment of principal amounting to $248,000, 22 quarterly installments of principal amounting to an aggregate of $703,000 each, one quarterly installment of principal amounting to an aggregate of $703,000 concurrently with a balloon payment of $5,958,000, and a final quarterly installment of principal amounting to $455,000 concurrently with balloon payments amounting to an aggregate of $10,917,000. The remaining balance of the subordinated debt is repayable up to the final balloon payment date of the original UOB loan facility. The applicable margin prior to the voluntary prepayment was USD LIBOR plus (i) 1.40% per annum if the loan-to-value ratio was equal to or greater than 70%, (ii) 1.25% if the loan-to-value ratio was equal to or greater than 60% but less than 70%, or (iii) 1.10% if the loan-to-value ratio was less than 60%. The applicable margin following the voluntary prepayment is USD LIBOR plus 2.50% per annum in relation to the senior loan and USD LIBOR plus 3.50% per annum in relation to the subordinated loan. As of December 31, 2010, the outstanding amount under this loan facility was $42,257,000.

The DVB, HSBC and UOB loan facilities are secured by the following: first priority mortgages on each of the MCS vessels; MCS guaranties on each of the loans; a general assignment or deed of covenant of any and all earnings, insurances and requisition compensation of each of the vessels; pledges over the earnings accounts and retention accounts held in the name of each borrower and undertakings by the technical managers of the MCS vessels, among others.

The ship security documents include covenants, among others, that require the borrowers to maintain vessel insurance for an aggregate amount equal to the greater of the vessels' aggregate market value or an amount equal to 133%, 125% and 100% of the outstanding amount under each of the UOB, HSBC and DVB loans as described above. The MCS borrowers have received from each of DVB and HSBC waivers from compliance of these security requirements until March 31, 2011 and December 31, 2012, respectively. The relevant covenant in the UOB loan takes effect beginning as of December 31, 2012. The vessels' insurance is to include as a minimum cover fire and usual marine risks, war risk and protection and indemnity insurance, and oil pollution. In addition, the borrowers agree to reimburse the mortgagee for mortgagees' interest insurance on the vessels in an amount of 100% to 120%of the outstanding amount under the loan.

In addition, if a vessel is sold or becomes a total loss, MCS is required to repay such part of the loan as is equal to the greater of the relevant amount for such vessel, or such amount as is necessary to maintain compliance with the relevant minimum security covenant in the loan agreements.

Debt Repayment and Terms

The annual principal payments required to be made after December 31, 2010, for the facilities discussed above, are as follows:

2011	$53,380
2012	59,217
2013	66,038
2014	48,233
2015	137,720
Thereafter	34,960
$399,548

Capital Requirements

Our capital expenditures relate to the routine drydocking of our vessels.

The following table summarizes our next anticipated drydocks, as of December 31, 2010:

Vessel	Next Scheduled Dry-Dock	Estimated Cost
African Zebra*	Jan 2011	$1,350,000
Davakis G.**	Mar 2011	500,000
African Glory	Jun 2011	900,000
Delos Ranger	Aug 2011	500,000
BET Commander	Aug 2011	1,200,000
Clipper Glory	Jan 2012	900,000
Hamburg Max	Feb 2012	1,000,000
Asian Grace	May 2012	900,000
BET Fighter	Sep 2012	1,200,000
Clipper Grace	Oct 2012	900,000
African Oryx	Jan 2013	900,000
Bremen Max	May 2013	1,000,000
BET Scouter	May 2013	1,200,000
BET Prince	Jun 2013	1,200,000
BET Intruder	Oct 2013	1,000,000
African Joy	Oct 2013	900,000

* The African Zebra's scheduled drydocking commenced on January 4, 2011 and was completed on February 28, 2011.

** The Davakis G.'s scheduled drydocking commenced on March 18, 2011 and is expected to be completed by March 31, 2011.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our owned vessels, which depend on the demand and supply dynamics characterizing the dry bulk freight market at any given time.

After reaching historical highs in May 2008, the freight market reversed sharply in the fourth quarter of the same year.  Since then, freight rates have been quite volatile yet they have remained at lower levels than those witnessed before 2009. For industry trends refer to industry disclosure under "Risk Factors" and "Item 4 - Business

Overview." For company-specific trends refer to "Item 5. Operating and Financial Review and Prospects – Operating Results."

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following tables summarize our contractual obligations as of December 31, 2010, based on the contractual terms of the loan agreements and rental arrangements. The table does not reflect any potential acceleration due to non-compliance with covenant terms of our loan agreements.

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt	$399,548	$53,380	$125,255	$185,953	$34,960
Interest expense (1)	$47,857	$12,622	$20,037	$14,394	$804
Office rent (2)	$2,266	$1,051	$1,124	$91	-
Total	$449,671	$67,053	$146,416	$200,438	$35,764

1.
The Marfin revolving facility bears interest at LIBOR plus a spread of 2.25%. As part of the waiver, the spread has been increased to 4.00% until January 3, 2012. The Marfin term facility bears interest at LIBOR plus a spread of 1.75%. As part of the waiver, the spread has been increased to 3.50% until January 3, 2012. The Citibank term facility bears interest at LIBOR plus a spread of 1.75%. The HSBC term facility bears interest at LIBOR plus a spread of 3.25%. The UOB senior term facility bears interest at LIBOR plus a spread of 2.50% and the UOB subordinated term facility bears interest at LIBOR plus a spread of 3.50%. The DVB senior facility bears interest at LIBOR plus a spread of 2.10% and the DVB junior facility bears interest at LIBOR plus a spread of 4.90%.

2.
The office rent reflects our agreement with Waterfront S.A. for the rent of our executive offices. Pursuant to the rent agreement modification, the rent payment was set to €35,000 per month until the expiration of the agreement on February 28, 2014. The monthly payment due under the office rent in U.S. dollars has been computed by using the Euro/U.S. dollar exchange rate as of December 31, 2010, which was €1.00:$1.3384. The office rent also includes the rent for the office of MCS in Hong Kong. Pursuant to a tenancy agreement through our subsidiary, Maritime Capital Partners Limited, of Hong Kong, the rent payment is set to HK$ 688,680 per month until the expiration of the agreement on June 15, 2011. The monthly payment due under the office rent in Hong Kong dollars has been computed by using the U.S. dollar/ HK dollar exchange rate as of December 31, 2010, which was $1.00:HK$ 7.7731.

 G. Safe Harbor

See the section titled "Cautionary Statement Regarding Forward-Looking Statements" at the beginning of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below are the names, ages and positions of our current directors and executive officers. Members of our board of directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is 1-3 Patriarchou Grigoriou Street, 166 74 Glyfada, Athens, Greece.

Name	Age	Position	Director Class
Dale Ploughman	63	Chief Executive Officer and Chairman of the Board of Directors	B (term expires in 2011)
Christina Anagnostara	39	Chief Financial Officer and Director	B (term expires in 2011)
Elias Culucundis	67	Director	A (term expires in 2013)
George Taniskidis	49	Director	A (term expires in 2013)
Dimitris Panagiotopoulos	50	Director	A (term expires in 2013)
George Tsimpis	64	Director	C (term expires in 2012)
Dimitris Anagnostopoulos	63	Director	C (term expires in 2012)

Biographical information with respect to each of our directors and executive officers is set forth below.

Dale Ploughman has served as a member of our board of directors and our chief executive officer since May 20, 2008 and as the Chairman of our board of directors since July 21, 2010. He has over 46 years of shipping industry experience. Since 1999 Mr. Ploughman has been the chairman of the Bahamas Ship Owners Association, and from 2000 to 2005 he was the chairman of South African Marine Corporation (Pty) Ltd., a dry bulk shipping company based in South Africa. In addition, from 2005 to 2010, Mr. Ploughman served as president, chief executive officer and director of Golden Energy Marine Corp. Mr. Ploughman also serves as president and chief executive officer of numerous private shipping companies controlled by members of the Restis family. From 1989 to 1999, Mr. Ploughman was the president of Great White Fleet, a fleet owned by Chiquita Brands International Inc., which was one of the largest shipping carriers to and from Central America. Mr. Ploughman has previously worked as president and chief executive officer of Lauritzen Reefers A.S., a shipping company based in Denmark, the managing director of Dammers and Vander Hiede Shipping and Trading Inc., a shipping company based in the Netherlands and as the chairman of Mackay Shipping, a shipping company based in New Zealand. He holds degrees in Business Administration and Personnel Management and Master’s level Sea Certificates and was educated at the Thames Nautical Training College, HMS Worcester.

Christina Anagnostara has served as our chief financial officer since November 17, 2008 and as a member of our board of directors since December 2008. Prior to joining us, she served as chief financial officer and a board member for Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange, or AIM, since February 2007. Between 1999 and 2006, she was a senior manager at EFG Audit & Consulting Services, the auditors of the Geneva-based EFG Group, an international banking group specializing in global private banking and asset management. Prior to EFG Group, she worked from 1998 to 1999 in the internal audit group of Eurobank EFG, a bank with a leading position in Greece; and between 1995 and 1998 as a senior auditor at Ernst & Young Hellas, SA, Greece, the international auditing firm. Ms. Anagnostara studied Economics in Athens and has been a Certified Chartered Accountant since 2002.

Elias Culucundis has been a member of our board of directors since our inception. Since 2002, Mr. Culucundis has been a member of the board of directors of Folli Follie S.A. and since 2006 an executive member of the board of directors of Hellenic Duty Free Shops S.A. Since 1999, Mr. Culucundis has been president, chief executive officer and director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. Additionally, from 1996 to 2000, he was a director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a director of Point Clear Navigation Agency Ltd, a marine project company. From 1981 to 1995, Mr. Culucundis was a director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical director and eventually ascended to the position of chief executive officer, overseeing a large fleet of Panamax, Aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of new vessels. From 1971 to 1980, Mr. Culucundis was a director and the chief executive officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. Off Shore Consultants Inc. worked in Floating Production, Storage and Offloading vessel, or FPSO, design and construction and responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell plc. Seven FPSOs were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of our fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of several industry organizations, including the Council of the Union of Greek Shipowners and American Bureau of Shipping. Mr. Culucundis is a fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

George Taniskidis has been a member of our board of directors since December 2008. Mr. Taniskidis was the chairman and managing director of Millennium Bank from 2002 until 2010. Mr. Taniskidis is a member of the board of directors of Euroseas Limited, a shipping company, where he has served since 2005. He was also a member of the board of directors of Millennium Bank, Turkey and a member of the board of directors of the Hellenic Banks Association. From 2003 until 2005, he was a member of the board of directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank's credit strategy and network. Mr. Taniskidis studied law at the National University of Athens and at the University of Pennsylvania Law School, where he received an LL.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked from 1986 until 1989 and was also a member of the New York State Bar Association. He is a member of the Young Presidents Organization.

Dimitrios Panagiotopoulos has been a member of our board of directors since December 2008. Mr. Panagiotopoulos is the Head of Shipping and Yachting Finance of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he worked as chief accountant in Ionia Management, a Greek shipping company. He also served his obligatory military duty as an officer of the Greek Special Forces and today is a captain of the reserves of the Hellenic Army.

George Tsimpis has been a member of our board of directors since December 2008. Mr. Tsimpis served as shipping advisor at BNP Paribas, Greece, from 2006 through 2007, upon retiring as Head of the Greek Shipping Desk from BNP Paribas in 2006, a position he had held since 1992. From 1986 to 1992, Mr. Tsimpis served as chief financial officer of Pirelli Tyres. From 1978 to 1986, Mr. Tsimpis was Delegate Manager and Treasurer at Bank of America, Greece. Mr. Tsimpis joined Citibank, Greece in 1971, where he served as chief trader from 1974 to 1978. Mr. Tsimpis holds a Bachelor of Arts Degree in Economics from the University of Piraeus.

Dimitrios Anagnostopoulos has been a member of our board of directors since May 2009. Mr. Anagnostopoulos has over forty years of experience in shipping and ship finance. His career began in the 1970's at Athens University of Economics followed by four years with the Onassis Group in Monaco. Mr. Anagnostopoulos also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he has spent nearly two decades with the Bank as Senior Vice-President and Head of Shipping. In June 2010 he was elected a board member of the Aegean Baltic

Bank S.A. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at the City University Cass Business School in London and the Erasmus University in Rotterdam. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping. In 2008 he was named by the Lloyd's Organization as Shipping Financier of the Year.

On November 30, 2009, we announced the resignations of Messrs. Ioannis Tsigkounakis and Alexander Papageorgiou from our board. On May 20, 2010 and on July 20, 2010, Mr. Alexis Komninos and Mr. George Koutsolioutsos, respectively, resigned from our board. Following these resignations, the Board determined to reduce its size from thirteen to nine members. On November 17, 2010 and November 22, 2010, Messrs. Kostas Koutsoubelis and Kyriakos Dermatis, respectively, resigned from our board, and the Board has since determined to reduce its size from nine to the present seven members.

No family relationships exist among any of the directors and executive officers.

B. Compensation

For the year ended December 31, 2010, we paid our executive officers and directors aggregate compensation of $1.2 million. Our executive officers are employed by us pursuant to employment and consulting contracts as more fully described below. The contracts do not provide for benefits upon termination of employment, except that our CEO will receive 12 months' salary if he is terminated without cause or resigns for "good reason," as defined in his contract. We do not have a retirement plan for our executive officers or directors.

Each member of our Board of Directors receives a fee of $40,000 per year. In addition, each member of the Shipping Committee receives a fee of $60,000 per year. The aggregate director fees paid by us for the years ended December 31, 2010, 2009 and 2008 totaled $568,000, $684,000 and $155,000, respectively.

We have entered into an employment agreement with our Chief Executive Officer, pursuant to which he receives an annual base salary of $400,000. His salary may be increased upon approval by the Compensation Committee. The employment agreement expires in November 2012 and may be renewed for successive one-year terms. In addition, Seanergy Management entered into an employment agreement in March 2009 with our Chief Executive Officer. The total net annual remuneration amounts to Euro 30,800 subject to any increases made from time to time by the compensation committee. This amount forms part of the annual base salary described above.

On December 15, 2008, Seanergy Management entered into an agreement with C.K.A. Company S.A., a Marshall Islands corporation. C.K.A. Company S.A. is beneficially owned by our Chief Financial Officer. Under the agreement, C.K.A. Company S.A. provides the services of the individual who serves as our Chief Financial Officer. The agreement provides for the payment of $220,000 per annum, payable monthly on the last working day of every month, in 12 installments, and is subject to increases as approved by the Compensation Committee. In addition, Seanergy Management has entered into an employment agreement with our Chief Financial Officer. The total net annual remuneration amounts to Euro 23,800 subject to any increases made from time to time by Compensation Committee. Our Chief Financial Officer's contracts are at-will but may be terminated by either party on six-months notice.

C. Board Practices

Our board of directors has an audit committee, a compensation committee, a nominating committee and a shipping committee. Our board of directors has adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Messrs. Dimitris Anagnostopoulos, Dimitrios Panagiotopoulos and George Tsimpis. Our board of directors has determined that the members of the audit committee meet the applicable independence requirements of the SEC and the NASDAQ Marketplace Rules. Our board of directors has determined that Mr. Dimitrios Panagiotopoulos is an "Audit Committee Financial Expert" under the SEC rules and the corporate governance rules of the NASDAQ Global Market.

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

Compensation Committee

Our compensation committee consists of Messrs. Dimitris Panagiotopoulos, George Taniskidis and George Tsimpis, each of whom is an independent director. The compensation committee reviews and approves the compensation of our executive officers.

Nominating Committee

Our nominating committee consists of Messrs. Elias Culucundis, Dimitrios Panagiotopoulos and George Tsimpis, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

Shipping Committee

We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance in order to accelerate the pace of our decision making in respect of shipping business opportunities, such as the acquisition of vessels or companies. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that our directors bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors. The shipping committee consists of three directors. In accordance with the Amended and Restated Charter of the Shipping Committee, two of the directors on the shipping committee are nominated by the Restis affiliate shareholders and one of the directors on the shipping committee is nominated by a majority of our Board of Directors and is an independent member of the Board of Directors. The members of the shipping committee are Mr. Dale Ploughman and Ms. Christina Anagnostara, who are the Restis affiliate shareholders' nominees, and Mr. Dimitris Panagiotopoulos, who is the Board's nominee.

In order to assure the continued existence of the shipping committee, our board of directors has agreed that the shipping committee may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less than 80% of our board of directors. In addition, the duties of our chief executive officer, who is currently Mr. Ploughman, may not be altered without a similar vote. These duties and powers include voting the shares of stock that Seanergy owns in its subsidiaries. In addition to these agreements, we have amended certain provisions in its articles of incorporation and by-laws to incorporate these requirements.

As a result of these various provisions, in general, all shipping-related decisions will be made by the Restis family appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the shipping committee.

D. Employees

We currently have two executive officers, Mr. Dale Ploughman, our chief executive officer who is also the Chairman of our Board of Directors, and Ms. Christina Anagnostara, our chief financial officer. In addition, we employ Ms. Theodora Mitropetrou, our general counsel, and a support staff of eleven  employees. In addition, EST, M/S Fleet and Wallem are responsible for identifying, screening and recruiting, directly or through crewing agents, the seafarers that crew the vessels in our fleet.

E. Share Ownership

The shares of our common stock beneficially owned by our directors and senior managers are disclosed below in "Item 7. Major Shareholders and Related Party Transactions."

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets out information, as of March 30, 2011, regarding (i) the owners of more than five percent of outstanding common shares that we are aware of and (ii) the total number of common shares owned by all of our directors and senior management. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common shares, par value $0.0001 per share	Georgios Koutsolioutsos(1)	9,568,380	8.2%
	United Capital Investments Corp.(2)(3)	24,811,733	22.0%
	Atrion Shipholding S.A.(3)	22,018,260	19.7%
	Plaza Shipholding Corp.(2)(3)	22,151,853	19.8%
	Comet Shipholding Inc.(3)	22,018,549	19.7%
	Dale Ploughman	180,000	*
	Christina Anagnostara	10,000	*
	All directors and executive officers as a group (7 individuals)	190,000	*

* Less than one percent.

All shares owned by the shareholders listed in the table above have the same voting rights as other shares of our common stock.

(1)	Includes 6,727,000 shares of our common stock issuable upon exercise of warrants held by Mr. Koutsolioutsos.

(2)
Includes 70,000 shares of our common stock, with respect to which United Capital Investments Corp. and Plaza Shipholding Corp. share beneficial ownership, owned by Argonaut SPC, a fund managed by Oxygen Capital AEPEY, which is an entity affiliated with the Restis family.

(3)
Each of United Capital Investments Corp., or United Capital Investments, Atrion Shipholding S.A., or Atrion, Plaza Shipholding Corp., or Plaza, and Comet Shipholding Inc., or Comet, is an affiliate of members of the Restis family. Includes 2,002,083, 2,002,084, 2,002,083 and 2,826,584 shares of our common stock for Atrion, Plaza, Comet and United Capital Investments, respectively, issuable upon exercise of warrants held by such entities.

B. Related Party Transactions

Purchase of Remaining 50% Ownership Interest in BET

On August 12, 2009, we expanded the size of our fleet when we closed on the purchase of a 50% ownership interest in BET from Constellation, a company unaffiliated with us. On September 3, 2010, we entered into an agreement to acquire the remaining 50% ownership interest in BET from Mineral Transport, a company controlled by members of the Restis family, for consideration that was paid in the form of: (i) $7.0 million in cash and (ii) 24,761,905 shares of our common stock, at an agreed price of $1.05 per share totaling $26.0 million, that were issued to the Restis affiliate shareholders, as nominees of Mineral Transport.

Purchase of 100% Ownership Interest in MCS

On April 30, 2010, Maritime Capital, a company controlled by members of the Restis family, acquired 100% of MCS. On May 28, 2010, we further expanded our fleet by acquiring a 51% ownership interest in MCS for consideration of $33.0 million paid to Maritime Capital. On September 15, 2010, we acquired the remaining 49% ownership interest in MCS from Maritime Capital for consideration of approximately $29.0 million, which was paid to Maritime Capital in the form of: (i) $3.0 million in cash and (ii) 24,761,905 shares of our common stock, at an agreed price of $1.05 per share totaling $26.0 million, that were issued to the Restis affiliate shareholders, as nominees of Maritime Capital.

Registration Rights

Pursuant to a Registration Rights Agreement, no later than 30 days from the effective date of the dissolution and liquidation of Seanergy Maritime, we were obligated to file a registration statement with the Commission registering the resale of the 5,500,000 shares of our common stock in the aggregate owned by Seanergy Maritime's founding shareholders and the Restis affiliate shareholders, 16,016,667 common stock purchase warrants that were issued in a private transaction, to which we refer as the Insider Warrants, and the 16,016,667 shares of our common stock underlying the Insider Warrants. In addition, we agreed to register for resale in such registration statement an aggregate of 6,568,075 shares of our common stock, consisting of the 4,308,075 shares of our common stock issued to the Restis affiliate shareholders upon achievement of the earnings targets and the 2,260,000 shares of our common stock originally issuable upon conversion of the Note. We filed such registration statement, to which we refer as the original resale registration statement, with the Commission (File No. 333-157270) and it was declared effective on February 19, 2009. The 5,500,000 shares were in escrow for a period of 12 months after the vessel acquisition and in September 2009, they were released by the escrow agent.

On August 28, 2009, in connection with the amendment to the Note, we filed a registration statement pursuant to Rule 462(b) promulgated under the Securities Act (File No. 333-161595), or the second resale registration statement, for the additional 4,325,868 shares of our common stock issued upon conversion of the Note, as amended. The securities we registered pursuant to the original resale registration statement and the second resale registration statement were again registered pursuant to a registration statement on Form F-3 we filed with the Commission on May 10, 2010 (File No. 333-166697), or the third resale registration statement, which was declared effective on May 19, 2010. The holders of such securities are also entitled to certain "piggy-back" registration rights on registration statements filed subsequent to such date. We have since withdrawn the original resale registration statement and the second resale registration statement.

On September 15, 2010, we entered into a registration rights agreement in connection with our acquisition of a 49% interest in MCS, as part of the purchase price for the acquisition was paid through the issuance of 24,761,905 shares of our common stock to the Restis affiliate shareholders as nominees of the seller, Maritime Capital. On October 22, 2010, we entered into a registration rights agreement in connection with our acquisition of a 50% interest in BET, as part of the purchase price for the acquisition was paid through the issuance of 24,761,905 shares of our common stock to the Restis affiliate shareholders as nominees of the seller, Mineral Transport. Pursuant to these registration rights agreements, no later than 120 days from the execution of each of the registration rights agreements, we were obligated to file a registration statement with the Commission registering the resale of such 49,523,810 shares of common stock in the aggregate issued to and held by the Restis affiliate shareholders following the September 2010 MCS and October 2010 BET acquisitions, to which we refer as the fourth resale registration statement. We filed the fourth resale registration statement with the Commission on a registration statement on Form F-3 on October 7, 2010 (File No. 333-169813), and it was declared effective on November 12, 2010.

Management Agreement

Under the terms of the management agreement entered into by EST, a company controlled by members of the Restis family, as manager of the initial fleet of six vessels owned by our subsidiaries, with Seanergy Management, and EST, as manager of all vessels owned by BET, and BET, EST performs certain duties that include general administrative and support services necessary for the operation and employment of all vessels owned by all subsidiaries of Seanergy and BET, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to our instructions, sale and purchase of vessels.

Brokerage Agreement

Under the terms of the brokerage agreements entered into by Seanergy Management, with Safbulk, a company controlled by members of the Restis family, Safbulk provides commercial management services for our initial fleet of six vessels and the BET vessels, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management and BET, as the case may be. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. Both brokerage agreements have been automatically renewed for another year expiring in August 2011.

Time Charters with SAMC

Pursuant to charter party agreements dated July 7, 2009, each of the BET Commander, the BET Prince, the BET Fighter, the BET Scouter and the BET Intruder are chartered to SAMC, a company controlled by members of the Restis family, at daily charter rates of $24,000, $25,000, $25,000, $26,000 and $15,500, respectively, for charters expiring in December 2011, January 2012, September 2011, October 2011 and September 2011, respectively, assuming latest possible redelivery. All charter rates for the BET fleet are inclusive of a commission of 1.25% payable to Safbulk Maritime as commercial broker and 2.5% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is lower than the period rate it is paying BET.

Vgenopoulos and Partners

Mr. Ioannis Tsigkounakis, who was a member of our Board of Directors until November 18, 2009, is a partner of Vgenopoulos and Partners, a law firm we had retained in connection with certain transactional matters. During the fiscal year ended December 31, 2010, we paid Mr. Tsigkounakis' law firm $31,000.

Commercial Real Estate Sublease Agreement

We lease our executive office space in Athens, Greece pursuant to the terms of a sublease agreement between Seanergy Management and Waterfront S.A., a company affiliated with a member of the Restis family. The initial sublease fee is Euro 504,000 per annum, or Euro 42,000 per month. The initial term is from November 17, 2008 to November 16, 2011. We have the option to extend the term until February 28, 2014. On December 20, 2010 we entered into an amendment which provides that for the remaining of the term of the sublease agreement the sublease fee will be EUR 35,000 per month. Seanergy Management has been granted Ministerial Approval (issued in the Greek Government Gazette) for the establishment of an office in Greece under Greek Law 89/67 (as amended).

Consultancy Agreement

On December 15, 2008, Seanergy Management entered into an agreement with C.K.A. Company S.A., a related party entity incorporated in the Marshall Islands. C.K.A. Company S.A. is beneficially owned by our chief financial officer. Under the agreement, C.K.A. Company S.A. provides the services of the individual who serves in the position of our chief financial officer. The agreement is for $220,000 per annum, payable monthly on the last working day of every month in 12 installments. The agreement may be terminated by either party on six-months notice.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

On December 30, 2010, certain of our shareholders who are resident in Greece (including Mr. George Koutsolioutsos, the former Chairman of the Board of the Company) brought suit in the First Instance Court of Athens against certain other shareholders of the Company and other individuals who are resident in Greece, including our CEO and CFO. Neither we nor any of our subsidiaries is named as a defendant. The complaint alleges that the defendants engaged in willful unlawful conduct under Greek law and that the plaintiffs sustained losses therefrom, including diminution in the value of their shares in the Company and reputational damage. The defendants have advised us that they do not believe the action has merit, and that they intend to vigorously defend it. A court hearing date has been set for November 28, 2012; however, the defendants have advised us that the court may, at the request of either party, determine to adjourn the hearing date until as late as 2014.

Dividend Policy

We had initially expressed an intent to pay dividends in the aggregate amount of $1.20 per common share on a quarterly basis during the one-year period commencing with the second full quarter following the initial closing of the acquisition of the six vessels that composed our initial fleet, which was the quarter ending March 31, 2009. We have, however, determined to temporarily suspend the payment of any dividends based on restrictions imposed on us by Marfin. We have not yet determined when any dividend payments will be resumed, if at all. In the event we determine to resume any dividend payments, under the terms of the waiver obtained with respect to our loan facilities' security margin clause, the written approval of Marfin will be required before the payment of any dividends. The declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be in the discretion of our board of directors and be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions, and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

B. Significant Changes

See "Item 5 – Operating and Financial Review and Prospects – Recent Developments".

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our shares of common stock are currently listed on the NASDAQ Global Market under the symbol "SHIP".

The table below sets forth the high and low closing prices for each of the periods indicated for our shares of common stock on the American Stock Exchange or the NASDAQ Stock Market. Seanergy Maritime's shares of common stock were originally listed on the American Stock Exchange. On October 15, 2008, Seanergy Maritime's shares of common stock commenced trading on the NASDAQ Global Market. Following the dissolution of Seanergy Maritime, our shares of common stock started trading on the NASDAQ Global Market on January 28, 2009.

	High	Low

For the Fiscal Year Ended December 31, 2008	$10.00	$3.15
For the Fiscal Year Ended December 31, 2009	$5.35	$2.93
For the Fiscal Year Ended December 31, 2010	$2.99	$0.90

For the Quarter Ended
March 31, 2009	$5.35	$3.68
June 30, 2009	$4.50	$3.25
September 30, 2009	$4.94	$3.56
December 31, 2009	$4.50	$2.93
March 31, 2010	$2.99	$1.05
June 30, 2010	$1.59	$1.06
September 30, 2010	$1.22	$0.92
December 31, 2010	$1.32	$0.90

For the Month Ended
September 2010	$1.14	$0.97
October 2010	$1.32	$1.09
November 2010	$1.23	$1.00
December 2010	$1.06	$0.90
January 2011	$0.99	$0.90
February 2011	$0.88	$0.78
March 1 to March 30, 2011	$0.77	$0.62

B. Plan of Distribution

Not applicable.

C. Markets

Our common stock and warrants trade on the NASDAQ Global Market under the symbols "SHIP" and "SHIP.W", respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Articles of Incorporation

Our amended and restated articles of incorporation and our amended and restated bylaws have been filed in the Annex to Seanergy Maritime's proxy statement filed with the SEC on Form 6-K on July 31, 2008. The information contained in these exhibits is incorporated by reference herein.

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in the section titled "Description of Capital Stock" in our Registration Statement on Form F-3 (Registration No. 333-169813), declared effective by the SEC on November 12, 2010, and incorporated by reference herein.

C. Material contracts

For a full description of our loan agreements, please see "Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Credit Facilities." Other than as discussed in this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D. Exchange controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of shares of our common stock.

E. Taxation

The following is a summary of the material U.S. federal and Marshall Islands income tax consequences of the ownership and disposition of our common stock. The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply to a beneficial owner of our common stock that is treated for U.S. federal income tax purposes as:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia; or

•
an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or a trust if (i) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a "Non-U.S. Holder." The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading "Non-U.S. Holders."

This summary is based on the Code, its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder's individual circumstances. In particular, this discussion considers only holders that will own and hold our common stock as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or "financial services entities";

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons that hold our warrants;

•	persons that hold our common stock or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

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

Because of the complexity of the tax laws and because the tax consequences to any particular holder of our common stock may be affected by matters not discussed herein, each such holder is urged to consult with its tax advisor with respect to the specific tax consequences of the ownership and disposition of our common stock, including the applicability and effect of state, local and non-U.S. tax laws, as well as U.S. federal tax laws.

United States Federal Income Tax Consequences

Taxation of Operating Income: In General

 Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain US territories and possessions, constitutes income from sources within the United States, which we refer to as "U.S.-Source Gross Transportation Income" or "USSGTI."

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are prohibited by law from engaging in transportation that produces income considered to be 100% from sources within the United States.

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

Exemption of Operating Income from United States Federal Income Taxation

            Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

either

•
more than 50% of the value of our stock is owned, directly or indirectly, by "qualified shareholders," that are persons (i) who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, and (ii) who comply with certain documentation requirements, which we refer to as the "50% Ownership Test;" or

•
our stock is primarily and regularly traded on one or more established securities markets in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

The jurisdictions where we and our ship-owning subsidiaries are incorporated grant "equivalent exemptions" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

For the 2008 and 2009 tax years, we claimed the benefits of the Section 883 tax exemption for our ship-owning subsidiaries on the basis of the Publicly-Traded Test.

For 2010 and subsequent tax years, we anticipate that we will need to satisfy the Publicly-Traded Test in order to qualify for benefits under Section 883. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Our common stock, our sole class of our issued and outstanding stock, is "primarily traded" on the NASDAQ Global Market, which is an established securities market for these purposes.

The regulations also require that our stock be "regularly traded" on an established securities market. Under the regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." Our common stock, our sole class of issued and outstanding stock, is listed on the NASDAQ Global Market, and accordingly, we will satisfy this listing requirement.

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

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, who we refer to as "5% Shareholders." We refer to this restriction in the regulations as the "Closely-Held Test." The Closely-Held Test will not disqualify us, however, if we can establish that our qualified 5% Shareholders own sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year, which we refer to as the exception to the Closely-Held Test.

Establishing such qualification and ownership by our direct and indirect 5% Shareholders will depend on their meeting the requirements of one of the qualified shareholder tests, set out under the regulations applicable to 5% Shareholders, and compliance with certain ownership certification procedures by each intermediary or other person in the chain of ownership between us and such qualified 5% Shareholders. Further, the regulations require, and we must certify, that no person in the chain of qualified ownership owns shares used for qualification that are registered to "bearer" rather than in nominal form.

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

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our USSGTI, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, otherwise referred to as the "4% Tax." Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our USSGTI is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

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

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

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

United States Tax Taxation Related to the BET Fleet

As further described in "Item 4. Information on the Company – A. History and Development of the Company" of this annual report, on August 12, 2009, we closed on the acquisition of a 50% controlling interest in BET from Constellation Bulk Energy Holdings, Inc., and on October 22, 2010, we purchased the remaining 50% non-controlling interest in BET from Mineral Transport. Concurrent with our August 12, 2009 acquisition of a 50% interest in BET, BET and its ship-owning subsidiaries requested and received the IRS' permission to make a check-the-box election after the fact as if the check-the-box election was made at the formation of BET. Without this check-the-box election, the USSGTI of each ship-owning corporation in the BET fleet would have been subject to the 4% Tax on its USSGTI for the 2008 and 2009 tax years since the ship-owning corporations would not otherwise qualify for Section 883 relief under the Section 883 regulations. Our ability to obtain a Section 883 exemption for our 50%, and subsequently 100%, interests in the USSGTI generated by operation of the BET fleet depends on our ability to qualify for the benefits of the Section 883 exemption for each of the relevant tax years as further above in this section.

United States Federal Income Taxation of U.S. Holders

Taxation of Distributions Paid on Common Stock.

Subject to the passive foreign investment company, or PFIC, rules discussed below, any distributions made by us with respect to common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

Dividends paid on common shares to a U.S. Holder which is an individual, trust, or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholders at preferential U.S. federal income tax rates (currently through 2012) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market on which the common shares are listed); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend.

Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude the dividends paid by is from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.  Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2013 or later will be taxed at ordinary graduated tax rates.

Special rules may apply to any ''extraordinary dividend''—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis in a common share—paid by us. If we pay an ''extraordinary dividend'' on its common stock that is treated as ''qualified dividend income,'' then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the common shares is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Rules.

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our  common shares, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock (including, for example, BET). Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we are treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC.  We believe there is substantial legal authority supporting its position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with this position. In addition, although we intend to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election is referred to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the common shares, as discussed below.  In addition, if we were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such holder's common stock.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder is referred to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the our ordinary earnings and its net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as anticipated, our common shares is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of Non-U.S. Holders

Dividends paid to a Non-U.S. Holder with respect to our common stock generally should not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

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

Dividends and gains that are effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally should be subject to tax in the same manner as for a U.S. Holder and, if the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, it also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

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

Backup withholding is not an additional tax. Rather, the amount of any backup withholding generally should be allowed as a credit against a U.S. Holder's or a Non-U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We file annual reports and other information with the SEC. You may inspect and copy any report or document we file, including this annual report and the accompanying exhibits, at the SEC's public reference facilities located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330, and you may obtain copies at prescribed rates.  Our SEC filings are also available to the public at the website maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.seanergymaritime.com. This web address is provided as an inactive textual reference only. Information on our website does not constitute a part of this annual report.

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Investor Relations, Seanergy Maritime Holdings Corp., 1-3 Patriarchou Grigoriou Street, 166 74 Glyfada, Athens, Greece, telephone number +30-210-9638461 or facsimile number +30-210-9638450.

I. Subsidiary information

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are subject to interest-rate risk relating to the floating-rate interest on our revolving credit facility and on our term facility with Marfin, as well as on our Citibank, DVB, HSBC and UOB term facilities. These facilities bear interest at LIBOR plus a spread. For the year ended December 31, 2010, the weighted average interest rate was 4.06%, 3.55% and 1.94% for the Marfin revolving facility, the Marfin term facility and the Citibank term facility, respectively. For the period from May 21, 2010 to December 31, 2010, the weighted average interest rate was 2.99%, 3.58% and 3.14% for the DVB, HSBC and UOB term facilities, respectively. A 1% increase in LIBOR would have resulted in an increase in interest expense for the twelve months ended December 31, 2010, of approximately $0.6 million, $1.2 million and $1.1 million on the Marfin revolving credit facility, the Marfin term facility and the Citibank term facility, respectively. A 1% increase in LIBOR would have resulted in an increase in interest expense for the period from May 21, 2010 to December 31, 2010, of approximately $0.3 million, $0.2 million and $0.3 million on the DVB, HSBC and UOB term facilities, respectively.

For a description of our derivatives, see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Derivatives".

Interest Rate Swaps

We are exposed to interest rate fluctuations associated with our variable rate borrowings, and our objective is to manage the impact of such fluctuations on earnings and cash flows of our borrowings. In this respect, we use interest rate swaps to manage net exposure to interest rate fluctuations related to our borrowings and to lower our overall borrowing costs. We have six interest rate swaps outstanding, originally entered into by BET and MCS, with a total notional amount of approximately $205.6 million as of December 31, 2010. These interest rate swap agreements do not qualify for hedge accounting, and changes in their fair values are reflected in our earnings.

Foreign Exchange Rate Fluctuation

We generate all of our revenue in U.S. dollars. The majority of our operating expenses are in U.S. dollars except primarily for our management fees and our executive office rental expenses which are denominated in Euros and Hong Kong dollars. During the year ended December 31, 2010, approximately 4% of our expenses were in currencies other than U.S. dollars, the majority of which are denominated in Euros and Hong Kong dollars. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses. However due to our relatively low percentage exposure to currencies other than our base currency which is the U.S. dollar, we believe that such currency movements will not have a material effect on us.

Inflation

We do not consider inflation to be a significant risk to direct expenses in the current and foreseeable future. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures

Management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2010). The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of the evaluation date.

b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is identified in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with the authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Management, including our Chief Executive Officer and our Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, it used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") published in its report entitled Internal Control-Integrated Framework. Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2010.

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

In the scope of our assessment of the effectiveness of our internal control over financial reporting, we have excluded the internal control over financial reporting of MCS, as permitted in accordance with relevant SEC guidance regarding recently acquired businesses. We acquired a 51% controlling interest in MCS in May 2010. MCS's fleet consists of nine Handysize vessels. The total consolidated assets of MCS as of December 31, 2010 were $209.1 million, which represented approximately 30% of our consolidated assets as of that date. Net revenue of MCS for the year ended December 31, 2010, was $28.1 million and represented approximately 29% of our consolidated net revenue for the same period. We intend to take the necessary action in order to ensure that for the year ending December 31, 2011, the scope of our evaluation of the effectiveness of our internal control over financial reporting, and management's report in connection therewith, will be appropriately expanded to cover the internal control over financial reporting of MCS in accordance with applicable laws of the United States and the SEC regulations promulgated thereunder.

PricewaterhouseCoopers S.A., our independent registered public accounting firm, has audited the consolidated financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2010.

c) Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, appearing under Item 18. This report appears on page F-2 of the consolidated financial statements, and such report is included herein.

d) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Dimitrios Panagiotopoulos, an independent director and a member of our audit committee, is an "Audit Committee Financial Expert" under the SEC rules and the corporate governance rules of the NASDAQ Global Market.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers and directors. Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.seanergymaritime.com. We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, Seanergy Maritime Holdings Corp., 1-3 Patriarchou Grigoriou Street, 16674 Glyfada, Athens, Greece Street, telephone number +30-210-9638461 or facsimile number +30-210-9638450.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountants are PricewaterhouseCoopers, S.A., or PWC. Prior to PWC, our principal accountant was KPMG Certified Auditors A.E., or KPMG Greece. Together, PWC and KPMG Greece have billed us for audit, audit-related and non-audit services as follows:

	2010	2009
Audit fees	$1,230,276	$1,341,766
Audit related fees	-	-
Tax fees		151,885
All other fees	-	23,349
Total fees	$1,230,276	$1,517,000

Audit fees for 2010 of $1,230,276 related to professional services rendered for the audit of our financial statements for the year ended December 31, 2010 and services performed in connection with amendments of our registration statements on Form F-1 and our registration statements on Form F-3.

Audit fees for 2009 of $1,341,766 related to professional services rendered for the audit of our financial statements for the year ended December 31, 2009 and services performed in connection with the proxy statement, registration of warrants and amendments of our registration statement on Form F-1. Tax fees for 2009 of $151,885 related to tax compliance services rendered to us for the tax year ended December 31, 2009.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

The disclosure called for by this Item 16F was previously reported, as defined in Rule 12b-2 under the Exchange Act, in our annual report on Form 20-F for the year ended December 31, 2009, filed with the SEC on March 24, 2010.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of NASDAQ's corporate governance rules. The Company's corporate governance practices deviate from NASDAQ's corporate governance rules in the following two ways:

•
In lieu of obtaining shareholder approval, under specified circumstances, prior to the issuance of securities in connection with: (i) the acquisition of the stock or assets of another company, (ii) equity-based compensation of officers, directors, employees or consultants, (iii) a change of control, or (iv) private placements, the Company complies with provisions of the BCA providing that the Board of Directors may approve share issuances.

•	The Company's Board is not required to be composed of a majority of independent directors.

Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, together with the reports of PricewaterhouseCoopers, S.A. and KPMG Certified Auditors A.E. thereon, are set forth on pages F-1 through F-37 and are filed as part of this annual report:

Seanergy Maritime Holdings Corp.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Seanergy Maritime Holdings Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Seanergy Maritime Holdings Corp.  and its subsidiaries (the "Company") at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control over Financial Reporting" appearing in item 15(B) of the Company's 2010 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in "Management's Annual Report on Internal Control over Financial Reporting", management has excluded Maritime Capital Shipping Limited from its assessment of internal control over financial reporting as of December 31, 2010 because the business was acquired by the Company during 2010.  We have also excluded Maritime Capital Shipping Limited from our audit of internal control over financial reporting.  The total assets of Maritime Capital Shipping Limited (a wholly – owned subsidiary of the Company) as of December 31, 2010 were $209.1 million, which represented approximately 30% of consolidated total assets. Vessel revenue, net of Maritime Capital Shipping Limited was $28.1 million and represented approximately 29% of consolidated vessel revenue, net for the year ended December 31, 2010.

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of
Seanergy Maritime Holdings Corp.:

We have audited the accompanying consolidated balance sheet of Seanergy Maritime Holdings Corp. and its subsidiaries (the "Company") as of December 31, 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

/s/ KPMG Certified Auditors A.E.
Athens, Greece
March 27, 2009

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2010 and 2009
(In thousands of US Dollars, except for share data, unless otherwise stated)

	Notes	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	5	53,787	63,607
Restricted cash	6	10,385	-
Accounts receivable trade, net		999	495
Due from related parties	7	-	265
Inventories		1,459	1,126
Other current assets	4	1,829	1,980
Total current assets		68,459	67,473
Fixed assets:
Vessels, net	8	597,372	444,820
Office equipment, net	8	29	20
Total fixed assets		597,401	444,840
Other assets
Goodwill	23	17,275	17,275
Deferred charges	9	13,086	8,684
Other non-current assets		180	180
TOTAL ASSETS		696,401	538,452

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	11	53,380	33,206
Trade accounts and other payables		2,340	990
Due to underwriters		-	19
Due to related parties	7	4,025	-
Accrued expenses		3,491	1,719
Accrued interest		1,009	1,508
Financial instruments	21	5,787	3,556
Below market acquired time charters	22	266	-
Deferred revenue – related party	10	1,041	894
Deferred revenue	10	1,452	246
Total current liabilities		72,791	42,138
Long-term debt, net of current portion	11	346,168	267,360
Financial instruments, net of current portion	21	2,777	1,550
Below market acquired time charters	22	-	585
Total liabilities		421,736	311,633

Commitments and contingencies	14	-	-

EQUITY
Seanergy shareholders' equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 and 200,000,000 authorized shares as at December 31, 2010 and 2009, respectively; 109,723,980 and 33,255,170 shares issued and outstanding as at December 31, 2010 and 2009, respectively	12	11	3
Additional paid-in capital		279,268	213,232
Accumulated deficit		(4,614)	(4,746)
Total Seanergy shareholders' equity		274,665	208,489
Noncontrolling interest		-	18,330
Total equity		274,665	226,819
TOTAL LIABILITIES AND EQUITY		696,401	538,452

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Income
For the years ended December 31, 2010, 2009 and 2008
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Notes	2010	2009	2008
Revenues:
Vessel revenue - related party	15	44,175	83,903	35,333
Vessel revenue		54,777	6,340	-
Commissions – related party	3	(1,546)	(2,226)	(880)
Commissions		(1,550)	(120)	-
Vessel revenue, net		95,856	87,897	34,453
Expenses:
Direct voyage expenses		(2,399)	(753)	(151)
Vessel operating expenses	16	(30,667)	(16,222)	(3,180)
Voyage expenses - related party	3	(434)	(1,119)	(440)
Management fees - related party	3	(2,328)	(1,715)	(388)
Management fees		(316)	-	-
General and administration expenses	17	(7,606)	(5,928)	(2,161)
General and administration expenses - related party	18	(697)	(742)	(109)
Amortization of deferred dry-docking costs	9	(3,657)	(1,045)	-
Depreciation	8	(29,328)	(26,812)	(9,929)
Goodwill impairment loss	23	-	-	(44,795)
Vessels' impairment loss		-	-	(4,530)
Gain from acquisition of subsidiary		-	6,813	-
Operating income (loss)		18,424	40,374	(31,230)
Other income (expense), net:
Interest and finance costs	19	(12,931)	(7,230)	(3,895)
Interest and finance costs – shareholders	24	-	(386)	(182)
Interest income	20	358	430	3,361
Loss on interest rate swaps	21	(4,164)	(1,575)	-
Foreign currency exchange gains (losses), net		14	(44)	(39)
		(16,723)	(8,805)	(755)
Net income (loss) before taxes		1,701	31,569	(31,985)
Income taxes		(60)	-	-
Net income (loss)		1,641	31,569	(31,985)
Less: Net (income) attributable to the noncontrolling interest		(1,509)	(1,517)	-
Net income (loss) attributable to Seanergy Maritime Holdings Corp. Shareholders		132	30,052	(31,985)
Net income (loss) per common share
Basic	13	0.00	1.16	(1.21)
Diluted	13	0.00	1.00	(1.21)
Weighted average common shares outstanding
Basic	13	87,916,947	25,882,967	26,452,291
Diluted	13	87,916,947	30,529,281	26,452,291

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2010, 2009 and 2008
(In thousands of US Dollars, except for share data, unless otherwise stated)

	Common stock		Additional	Retained earnings/	Total Seanergy
	# of Shares	Par Value	paid-in capital	(Accumulated deficit)	shareholders' equity	Noncontrolling interest	Total equity

Balance, December 31, 2007	28,600,000	3	146,925	1,441	148,369	-	148,369
Net (loss) for the year ended December 31, 2008	-	-	-	(31,985)	(31,985)	-	(31,985)
Dividends paid	-	-	-	(4,254)	(4,254)	-	(4,254)
Reclassification of common stock no longer subject to redemption	(6,370,773)	-	17,144	-	17,144	-	17,144
Reversal of underwriter fees forfeited to redeeming shareholders	-	-	1,433	-	1,433	-	1,433
Liquidation and dissolution common stock exchange	-	(1)	1	-	-	-	-
Warrants exercised	132,000	-	858	-	858	-	858
Balance, December 31, 2008	22,361,227	2	166,361	(34,798)	131,565	-	131,565
Issuance of common stock to convert promissory note (Note 24)	6,585,868	1	29,596	-	29,597	-	29,597
Issuance of common stock due to earn-out (Notes 1 and 23)	4,308,075	-	17,275	-	17,275	-	17,275
Gain from acquisition (Note 1)	-	-	-	-	-	6,813	6,813
Noncontrolling interest contribution	-	-	-	-	-	10,000	10,000
Net income for the year ended December 31, 2009	-	-	-	30,052	30,052	1,517	31,569
Balance, December 31, 2009	33,255,170	3	213,232	(4,746)	208,489	18,330	226,819
Issuance of common stock (Note 12)	26,945,000	3	28,523	-	28,526	-	28,526
Subsidiaries acquired (Note 1)	49,523,810	5	37,513	-	37,518	(19,839)	17,679
Net income for the year ended December 31, 2010	-	-	-	132	132	1,509	1,641
Balance, December 31, 2010	109,723,980	11	279,268	(4,614)	274,665	-	274,665

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2009 and 2008
 (In thousands of US Dollars)

	2010	2009	2008
Cash flows from operating activities:
Net income (loss)	1,641	31,569	(31,985)
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment of goodwill	-	-	44,795
Impairment of vessels	-	-	4,530
Depreciation	29,328	26,812	9,929
Amortization of deferred finance charges	738	696	224
Amortization of deferred dry-docking costs	3,657	1,045	-
Payments for dry-docking	(5,519)	(7,119)	-
Change in fair value of financial instruments	(27)	189	-
Amortization of acquired time charters	(319)	(125)	-
Gain on acquisition	-	(6,813)	-
Changes in operating assets and liabilities:			-
(Increase) decrease in operating assets
Due from related parties	265	1,760	(577)
Inventories	(70)	1,222	(872)
Accounts receivable trade, net	(493)	(263)	-
Other current assets	904	(191)	(743)
Other non-current assets	-	(180)	-
Increase (decrease) in operating liabilities
Trade accounts and other payables	37	(3,299)	86
Due to underwriters	(19)	(400)	(3,555)
Accrued expenses	(2,071)	(885)	541
Accrued charges on convertible note due to shareholders	-	670	132
Due to related parties	4,025	-	-
Premium amortization on convertible note due to shareholders	-	(379)	-
Accrued interest	(1,002)	1,176	166
Deferred revenue – related party	148	(2,523)	3,029
Deferred revenue	314	246	-
Net cash provided by operating activities	31,537	43,208	25,700
Cash flows from investing activities:
Acquisition of businesses, including of cash acquired	17,913	36,374	(375,833)
Funds placed in trust account from offerings	-	-	232,923
Additions to office furniture and equipment	(28)	(21)	(9)
Acquisition of noncontrolling interest	(10,000)	-	-
Net cash provided by (used in) investing activities	7,885	36,353	(142,919)
Cash flows from financing activities:
Redemption of common shares	-	-	(63,705)
Proceeds from warrants exercised	-	-	858
Proceeds from long term debt and revolving facility	-	-	219,845
Deemed distribution upon acquisition of MCS	(2,054)	-	-
Net proceeds from issuance of common stock	28,526	-	-
Repayments of long term debt	(67,941)	(54,878)	(7,500)
Dividends paid	-	-	(4,254)
Deferred finance charges	(841)	-	(2,693)
Noncontrolling interest contribution	-	10,000	-
Restricted cash (retained) released	(6,932)	1,381	-
Net cash (used in) provided by financing activities	(49,242)	(43,497)	142,551
Net (decrease) increase in cash and cash equivalents	(9,820)	36,064	25,332
Cash and cash equivalents at beginning of period	63,607	27,543	2,211
Cash and cash equivalents at end of period	53,787	63,607	27,543
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	11,070	6,447	3,402
Non-cash investing and financing activities:
Issuance of common shares at fair value for the acquisition of BET	30,952	-	-
Issuance of common shares at fair value for the acquisition of MCS	26,743	-	-
Deemed distribution to controlling shareholder – BET acquisition	(18,113)	-	-
Deemed distribution to controlling shareholder – MCS acquisition	(10)	-	-
Issuance of common shares at fair value upon conversion of convertible note	-	29,597	-
Issuance of warrants for offering	1,053	-	-
Amount of forfeited underwriters fees	-	-	1,433
Issuance of $28,250 convertible promissory note due to shareholders (fair value at issue)	-	-	29,043
Arrangement fee on convertible promissory note due to shareholders	-	-	288
Common stock no longer subject to redemption	-	-	17,144

The accompanying notes are an integral part of these consolidated financial statements.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

1.           Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the "Company" or "Seanergy"), originally Seanergy Merger Corp., was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, as a wholly owned subsidiary of Seanergy Maritime Corp. Seanergy Maritime Corp., originally Seanergy Maritime Acquisition Corp., was formed on August 15, 2006, under the laws of the Republic of the Marshall Islands with executive offices located in Athens, Greece. On August 28, 2008, the Company completed a business combination with the acquisition, through its designated nominees, of six dry bulk vessels. On that date, the Company took delivery of the M/V Davakis G., the M/V Delos Ranger and the M/V African Oryx. On September 11, 2008, the Company took delivery, through its designated nominee, of the fourth vessel, the M/V Bremen Max. On September 25, 2008, Seanergy took delivery, through its designated nominees, of the final two vessels, the M/V Hamburg Max and the M/V African Zebra. Since the consummation of the business acquisition, the Company has provided global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries for a broad range of dry bulk cargoes, including coal, iron ore, and grains or major bulks, as well as bauxite, phosphate, fertilizers and steel products or minor bulks.

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

The accompanying consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the "Company" or "Seanergy"). The Company provides global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries for a broad range of dry bulk cargoes, including coal, iron ore, and grains or major bulks, as well as bauxite, phosphate, fertilizers and steel products or minor bulks.

(a) BET Acquisition:

On July 15, 2009, the Company entered into an agreement with Constellation Bulk Energy Holdings Inc. ("Seller") to acquire the Seller's 50% ownership interest in Bulk Energy Transport (Holdings) Limited ("BET") for a nominal cash consideration of $1.00. On August 12, 2009, the Company closed on its previously announced agreement to purchase a 50% ownership interest in BET from the Seller. BET's other equity owner is Mineral Transport Holdings Inc. ("Mineral Transport"), which is an affiliate of members of the Restis family, one of the Company's major shareholders. On the closing day, the Company also entered into a shareholders' agreement with Mineral Transport whereby the Company was granted the right to appoint a majority on the board of directors of BET, thus obtaining control of BET. The acquisition was accounted for under the purchase method of accounting and accordingly, the assets acquired and liabilities assumed were recorded at their fair values. The aggregate purchase price for the shares was $1.00. The Company estimated that the fair values of the assets acquired and liabilities assumed at acquisition were as follows:

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

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

1.           Basis of Presentation and General Information (continued):

The excess of the fair value of assets acquired and liabilities assumed over consideration has been recorded as bargain purchase gain and recorded in the line "Gain from acquisition" in the Company's consolidated statement of income. The bargain purchase gain was a result of the sellers' intent to divest from shipping operations. BET is a provider of worldwide ocean transportation services through the ownership of five dry bulk carriers. BET was incorporated in December 18, 2006 under the laws of the Republic of the Marshall Islands.

On October 22, 2010, the Company purchased from Mineral Transport, an affiliate of members of the Restis family, the remaining 50% ownership interest in BET for consideration that was paid by the Company to Mineral Transport in the form of cash amounting to $7.0 million and 24,761,905 shares of the Company at an agreed price of $1.05 per share totaling $26.0 million. The transaction was treated as a transaction between entities under common control.

The transaction has been retrospectively recorded as of May 20, 2010 and resulted in the following:

Acquisition of non controlling interest of BET	19,839
Due to non controlling shareholders of BET	(7,000)
Issuance of common shares at fair value (additional paid-in capital)	(30,952)
Deemed distribution (non-cash) to controlling shareholder	(18,113)

For purposes of the earnings per share calculation in Note 13, the 24,761,905 shares were considered to be issued and outstanding as of May 20, 2010.

(b) MCS Acquisition:

On May 20, 2010, a voting agreement between certain of the Company's shareholders expired, and from that date, the majority shareholders of the Company, the Restis family, became controlling shareholders of the Company. On May 28, 2010, the Company acquired 51% of Maritime Capital Shipping Limited ("MCS"), a company wholly owned by the Restis family, for $33.0 million in cash. The acquisition was treated as a transaction between entities under common control and as such the Company consolidated MCS from the first day that both entities were under common control, May 20, 2010, using MCS' historical balances. Inclusion of MCS in the Company's consolidated financial statements resulted in a debit of $2.05 million to the Company's additional paid-in capital and a credit of $29.73 million to noncontrolling interest. The opening balances of MCS on May 20, 2010 were as follows:

Cash	48,860
Restricted cash	3,453
Inventories	263
Other current assets	762
Vessels	181,861
Other non-current assets	192
Other liabilities	(4,304)
Debt	(166,923)
Financial instruments	(3,485)
Net assets	60,679

51% of net assets acquired	30,946
Consideration paid	(33,000)
Deemed distribution (cash) to controlling shareholder	(2,054)

On September 15, 2010, the Company acquired the remaining 49% of MCS for consideration of approximately $29.0 million which was paid by the Company to the MCS Seller in the form of cash amounting to $3.0 million and 24,761,905 shares of the Company at an agreed price of $1.05 per share totaling $26.0 million. The transaction has been retrospectively recorded as of May 20, 2010 and resulted in the following:

Acquisition of non controlling interest of MCS	29,733
Due to non controlling shareholders of MCS	(3,000)
Issuance of common shares at fair value (additional paid-in capital)	(26,743)
Deemed distribution (non-cash) to controlling shareholder	(10)

For purposes of the earnings per share calculation in Note 13, the 24,761,905 shares were considered to be issued and outstanding as of May 20, 2010.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

1.           Basis of Presentation and General Information (continued):

Seanergy's subsidiaries included in these consolidated financial statements as of December 31, 2010 are as follows:

Company	Country of Incorporation	Date of Incorporation	Vessel name	Date of Delivery
Seanergy Management Corp.(1) (4)	Marshall Islands	May 9, 2008	N/A	N/A
Amazons Management Inc.(1)	Marshall Islands	April 21, 2008	Davakis G.	August 28, 2008
Lagoon Shipholding Ltd.(1)	Marshall Islands	April 21, 2008	Delos Ranger	August 28, 2008
Cynthera Navigation Ltd.(1)	Marshall Islands	March 18, 2008	African Oryx	August 28, 2008
Martinique International Corp.(1)	British Virgin Islands	May 14, 2008	Bremen Max	September 11, 2008
Harbour Business International Corp.(1)	British Virgin Islands	April 1, 2008	Hamburg Max	September 25, 2008
Waldeck Maritime Co.(1)	Marshall Islands	April 21, 2008	African Zebra	September 25, 2008
Motion Shipholding Corp.(1)	Marshall Islands	September 8, 2009	N/A	N/A
Bulk Energy Transport (Holdings) Limited (1)	Marshall Islands	December 18, 2006	N/A	N/A
Quex Shipping Inc.(2)	British Virgin Islands	January 3, 2007	BET Commander	August 13, 2009
Rossington Marine Corp.(2)	British Virgin Islands	January 3, 2007	BET Intruder	August 13, 2009
Rayford Navigation Corp.(2)	British Virgin Islands	January 3, 2007	BET Prince	August 13, 2009
Creighton Development Inc.(5)	British Virgin Islands	January 3, 2007	N/A	August 13, 2009
Pulford Ocean Inc.(2)	British Virgin Islands	January 3, 2007	BET Scouter	August 13, 2009
Lewisham Maritime Inc.(2)	British Virgin Islands	January 3, 2007	BET Fighter	August 13, 2009
Maritime Capital Shipping Limited (1)	Bermuda	April 30, 2007	N/A	May 21, 2010
Maritime Capital Shipping (HK) Limited (4)	Hong Kong	June 16, 2006	N/A	May 21, 2010
Maritime Fiesta Shipping Limited (3)	Liberia	August 14, 2007	Fiesta	May 21, 2010
Maritime Fantasy Shipping Limited (3)	Liberia	August 14, 2007	Pacific Fantasy	May 21, 2010
Maritime Fighter Shipping Limited (3)	Liberia	August 14, 2007	Pacific Fighter	May 21, 2010
Maritime Freeway Shipping Limited (3)	Liberia	August 14, 2007	Clipper Freeway	May 21, 2010
African Joy Shipping Limited (3)	British Virgin Islands	February 13, 2008	African Joy	May 21, 2010
African Glory Shipping Limited (3)	British Virgin Islands	October 24, 2007	African Glory	May 21, 2010
Asian Grace Shipping Limited (3)	British Virgin Islands	January 18, 2008	Asian Grace	May 21, 2010
Maritime Glory Shipping Limited (3)	British Virgin Islands	April 8, 2008	Clipper Glory	May 21, 2010
Maritime Grace Shipping Limited (3)	British Virgin Islands	April 8, 2008	Clipper Grace	May 21, 2010
African Grace Shipping Limited (5)	British Virgin Islands	October 3, 2007	N/A	May 21, 2010
Atlantic Grace Shipping Limited (5)	British Virgin Islands	October 9, 2007	N/A	May 21, 2010
Eastern Grace Shipping Limited (6)	British Virgin Islands	October 18, 2007	N/A	May 21, 2010
Western Grace Shipping Limited (6)	British Virgin Islands	October 18, 2007	N/A	May 21, 2010

(1) Subsidiaries wholly owned
(2) Vessel owning subsidiaries owned by BET
(3) Vessel owning subsidiaries owned by MCS
(4) Management company
(5) Dormant company
(6) Liquidated on December 16, 2010

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

(c)	Foreign Currency Translation

Seanergy's functional currency is the United States dollar since the Company's vessels operate in international shipping markets and therefore primarily transact business in US Dollars. The Company's books of accounts are maintained in US Dollars. Transactions involving other currencies are translated into the United States dollar using exchange rates, which are in effect at the time of the transaction. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to United States dollars at the foreign exchange rate prevailing at year-end. Gains or losses resulting from foreign currency translation are reflected in the consolidated statements of income.

(d)	Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

(e)	Cash and Cash Equivalents

Seanergy considers time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash is excluded from cash and cash equivalents.

(f)	Accounts Receivable Trade, net

Accounts receivable trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2010 and 2009 amounted to $NIL and $NIL, respectively.

(g)	Inventories

Inventories consist of lubricants which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

(h)	Insurance Claims

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, the claim is not subject to litigation and the Company can make an estimate of the amount to be reimbursed. The classification of the insurance claims into current and non-current assets is based on management's expectations as to their collection dates.

(i)	Vessels

Vessels acquired as a part of a business combination are recorded at fair market value on the date of acquisition. Vessels acquired as asset acquisitions are stated at historical cost, which consists of the contract price less discounts, plus any material expenses incurred upon acquisition (delivery expenses and other expenditures to prepare for the vessel's initial voyage). Vessels acquired from entities under common control are recorded at historical cost. Subsequent expenditures for conversions and major improvements are capitalized, when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

2.           Significant Accounting Policies (continued):

(j)	Vessel Depreciation

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton (LWT). Up to June 30, 2009, management estimated the useful lives of its vessels at 25 years from the date of their delivery from the shipyard. In July 2009, a time charter contract was successfully executed for one of the vessels that expires on the vessel's 26th anniversary, and based on the projected necessary dry-docking costs and understanding of the charterer's needs, the Company believes that it will complete the next dry-docking and be able to charter the vessel up to the vessel's 30th anniversary. Based on this event, as well as, considering that it is not uncommon for vessels to be operable to their 30th anniversary, effective July 1, 2009, the Company changed the estimated useful life of its fleet to 30 years. This change reduced depreciation expense by $8,039 (approximately $0.32 per share) for the year ended December 31, 2009.

(k)	Impairment of Long-Lived Assets (Vessels)

The Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

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

The Company tested its goodwill for potential impairment as of December 31, 2010 and 2009. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel). The weighted average cost of capital used was 8.75% and 7.6% for the years ended of December 31, 2010 and 2009, respectively. There was no goodwill impairment for the years ended December 31, 2010 and 2009.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

2.           Significant Accounting Policies (continued):

(m)	Dry-Docking and Special Survey Costs

The Company follows the deferral method of accounting for dry-docking costs and special survey costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the expected date of the next dry-docking which is scheduled to become due in 2 to 3 years. Dry-docking costs which are not fully amortized by the next dry-docking period are expensed.

(n)	Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties, environmental and remediation obligations and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

(o)	Fair value of above/below market acquired time charter

Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of delivery of a vessel is based on the difference between the current fair values of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as "Fair value of above market acquired time charter". When the opposite situation occurs, the difference is recorded as "Fair value of below market acquired time charter". Such assets and liabilities are amortized as a reduction of, or an increase in revenue, respectively over the period of the time charter assumed.

(p)	Revenue Recognition

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

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

(q)	Commissions

Commissions are paid in the same period as related charter revenues are recognized. Brokerage commissions paid to related parties are included in Voyage expenses – related party. The following are the commissions for the year ended December 31, 2010: (i) 1.25% commercial brokerage services commission to Safbulk Pty Ltd. and Safbulk Maritime S.A. ("Safbulk Pty" and together with "Safbulk Maritime" referred to as "Safbulk"), both affiliates, (ii) 2.5% address commission to SAMC for the Seanergy fleet, (iii) 2.5% address commission to SAMC for the BET fleet, (iv) 3.75% address commission to third party charterers, and (v) 1.25% brokerage commissions to third party brokers. Related party address commissions paid to South African Marine Corporation S.A., (SAMC), an affiliate, are included in Commissions – related party. Address commissions paid to third parties are included in Commissions.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

2.           Significant Accounting Policies (continued):

(r)	Vessel voyage expenses

Vessel voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter and are paid for by the charterer under time charter agreements and other non-specified voyage expenses.

(s)	Repairs and Maintenance

All repair and maintenance expenses, including major overhauling and underwater inspection expenses are expensed in the year incurred. Such costs are included in Vessel operating expenses in the accompanying consolidated statements of income.

(t)	Financing Costs and Capitalized Interest

Underwriting, legal and other direct costs incurred with the issuance of long-term debt or to refinance existing debt are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid are expensed in the period the repayment is made. Interest costs incurred on debt during the construction of vessels are capitalized. There were no interest costs capitalized during any of the years presented.

(u)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized, when applicable, for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administration expenses. The only operation that creates profits subject to tax is Maritime Capital Shipping (HK) Limited, the South East Asia management office in Hong Kong, which is subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the year.

(v)	Earnings (Losses) per Share

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

(w)	Segment Reporting

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

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

2.           Significant Accounting Policies (continued):

(x)	Financial Instruments

Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period in exchange. These contracts do not qualify for hedge accounting and as such changes in their fair values are reported to earnings. The fair value of these agreements equates to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates. During 2008, Seanergy did not engage in any transaction with derivative instruments or have any hedging activities.

(y) Fair Value Measurements

The Company has adopted guidance for fair value measurements of financial assets and financial liabilities and for nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This guidance also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 21).

(z) Presentation changes

Certain minor reclassifications have been made to the presentation of the 2009 and 2008 consolidated financial statements, as originally published, to conform to those of 2010.

(aa) Recent accounting pronouncements

In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor's interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective January 1, 2010 and its adoption did not have any significant impact on Seanergy's consolidated financial statements.

In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity ("VIE"). This new guidance amends current US GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an entity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity's involvement with a VIE. This new guidance was effective January 1, 2010 and its adoption did not have any significant impact on Seanergy's consolidated financial statements. Seanergy will continue to consider the impacts of this new guidance on an on-going basis.

In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance was effective for the first reporting period after its issuance. The application of this new guidance did not have a significant impact on the consolidated financial statements.

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

2.           Significant Accounting Policies (continued):

Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The new guidance was effective in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective in the first quarter of fiscal 2011. The adoption of the new standard did not have any significant impact on our consolidated financial statements.

In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately.

3.	Transactions with Related Parties:

On May 20, 2008, companies affiliated with certain members of the Restis family collectively acquired a 9.62% interest in Seanergy Maritime Corp. More particularly the Restis affiliate shareholders purchased the beneficial interests in all of the securities of Seanergy Maritime Corp. owned by Messrs. Panagiotis and Simon Zafet, the former chief executive officer and chief operating officer of Seanergy Maritime Corp., respectively. The securities owned by the Zafets consisted of 2,750,000 founding shares and 8,008,334 private placement warrants. The aggregate purchase price for the founding shares and private placement warrants, which was negotiated between the Zafets and the Restis affiliate shareholders, was $25,000.

On the same date, the Company also entered into the following agreements with companies wholly-owned by members of the Restis family:

•
The Master Agreement to purchase an aggregate of six dry bulk vessels from companies affiliated with certain members of the Restis family, for an aggregate purchase price of $404,876 including direct transaction costs plus contingent consideration.

•
A management agreement with Enterprises Shipping and Trading S.A. ("EST"), a company wholly owned by a member of the Restis family, for the provision of technical management services relating to vessels for an initial period of two years from the date of signing.

•
A brokerage agreement with Safbulk (Pty) Ltd. ("Safbulk Pty"), a company wholly owned by certain members of the Restis family, for the provision of chartering services for an initial period of two years from the date of signing.

On May 26, 2008, time charter agreements for 11-13 month periods were concluded for the vessels with South African Maritime Corporation S.A. ("SAMC"), a company also owned by certain members of the Restis family (Notes 10 and 15).

On August 26, 2008, Seanergy obtained shareholders' approval for the initial business combination, including the purchase of the six vessels from the Restis family which became effective on August 28, 2008. At this time the non-voting shareholders redeemed 6,370,773 shares of common stock.

On August 19, 2009, the Company amended and certain companies affiliated with the Restis family simultaneously converted the convertible promissory note in the principal amount of $28,250 due on August 28, 2010, which was issued as partial consideration for the vessels it acquired in its initial business combination in August 2008.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

3.           Transactions with Related Parties (continued):

(a) Management Agreement:

On May 20, 2008, a management agreement was concluded between a wholly owned subsidiary of the Company, Seanergy Management Corp. ("Seanergy Management"), and EST, an affiliate, for the provision of technical management services relating to certain vessels for an initial period of two years from the date of signing. The agreement is automatically extended for successive one year periods, unless three months written notice of termination by either party is given prior to commencement of the next period. The fixed daily fee per vessel in operation for the year ended December 31, 2010, was agreed at EUR 436 (four hundred and thirty-six Euros). As noted above, EST also manages the BET acquired vessels under similar terms as the ones for the initial Seanergy vessels. The related expense for the years ended December 31, 2010, 2009 and 2008, amounted to $2,328, $1,715 and $388, respectively, and is included under management fees — related party in the accompanying consolidated statements of income.

On September 2, 2008, a service agreement was signed between the Company and EST, for consultancy services with respect to financing, dealing and relations with third parties and assistance in the preparation of periodic reports to shareholders for a fixed monthly fee of $5. The agreement expired on December 2, 2008 and was extended for one 3 month period ended March 2, 2009. As such, there is no related expense for the year ended December 31, 2010.

Concurrently with the closing of the BET acquisition on August 12, 2009, BET entered into a technical management agreement with EST and a commercial brokerage agreement with Safbulk Maritime S.A. ("Safbulk Maritime" and together with "Safbulk Pty" referred to as "Safbulk") at terms similar to those that our existing fleet has with these entities. Each of EST and Safbulk are affiliated with members of the Restis family and are the technical manager and commercial broker of our current fleet.

Any services provided by EST to the Company for consultancy, financing, accounting, IT, legal or other expenses are invoiced as they incur.

(b) Charter Agreements:

On May 26, 2008, time charter agreements for 11-13 month periods, expiring in September 2009, at a time charter daily rate of between $30 and $65, were concluded for the vessels with SAMC.

Pursuant to addendum dated July 24, 2009 to the individual charter party agreement dated May 26, 2008 between SAMC and Martinique Intl. Corp. (vessel Bremen Max), SAMC agreed to extend the existing charter party for the Bremen Max. Pursuant to the terms of the addendum, the vessel will be chartered for a period of between 11-13 months, at the charterer's option. The charter commenced on July 27, 2009. The daily gross charter rate paid by SAMC is $15.5. The charter rate is subject to a commission of 1.25% payable to Safbulk Pty as commercial broker and 2.5% to SAMC as charterer. SAMC sub-charters the vessel in the market and takes the risk that the rate it receives is lower than the period rate it is paying Seanergy. The charter party with SAMC expired in September 2010, at which point the vessel employed with a third party charterer.

Pursuant to addendum dated July 24, 2009, to the individual charter party agreement dated May 26, 2008 between SAMC and Harbour Business Intl. Corp. (vessel Hamburg Max), SAMC agreed to extend the existing charter party for the Hamburg Max. Pursuant to the terms of the addendum, the vessel will be chartered for a period of between 11-13 months, at the charterer's option. The charter commenced on August 12, 2009. The daily gross charter rate paid by SAMC is $15.5. The charter rate is subject to a commission of 1.25% payable to Safbulk Pty as commercial broker and 2.5% to SAMC as charterer. SAMC sub-charters the vessel in the market and takes the risk that the rate it receives is lower than the period rate it is paying Seanergy. The charter party with SAMC expired in August 2010, at which point the vessel employed with a third party charterer.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

3.           Transactions with Related Parties (continued):

Pursuant to charter party agreements dated July 7, 2009, each of the BET Commander, the BET Prince, the BET Fighter, BET Scouter and the BET Intruder are chartered to SAMC at daily charter rates of $24, $25, $25, $26 and $15.5, respectively, for charters expiring in December 2011, January 2012, September 2011, October 2011 and September 2011, respectively, assuming latest redelivery. All charter rates for the BET fleet are subject to a commission of 2.5% to SAMC as charterer and 1.25% to Safbulk Maritime as a commercial broker. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is lower than the period rate it is paying BET.

The address commissions amounted to $1,546, $2,226 and $880 for the years ended December 31, 2010, 2009 and 2008, respectively, and is recorded under commissions - related party in the accompanying consolidated statements of income.

(c) Brokerage Agreement:

Under the terms of the brokerage agreements entered into by Safbulk Pty, as commercial broker, with Seanergy Management, for Seanergy's initial fleet of six vessels, and Safbulk Maritime and BET for the BET fleet, Safbulk provides commercial brokerage services to the Company's subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management, as the case may be. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The brokerage agreements with Safbulk are automatically renewable for consecutive periods of one year, unless either party is provided with three months' written notice prior to the termination of such period.

The fees charged by Safbulk amounted to $434, $1,119 and $440 for the years ended December 31, 2010, 2009 and 2008, respectively, and are separately reflected as voyage expenses — related party in the accompanying consolidated statements of income.

(d) Sublease Agreement:

On November 17, 2008, a lease agreement was entered into with Waterfront S.A, for the lease of the executive offices. The initial lease term is from November 17, 2008 to November 16, 2011. Seanergy has the option to extend the term until February 28, 2014. The monthly lease payment is EUR 42,000. As of December 20, 2010, the monthly lease payment was amended to EUR 35,000. The rent charged by Waterfront S.A. for the years ended December 31, 2010, 2009 and 2008, amounted to $697, $726 and $88, respectively, and is included under general and administration expenses — related party in the accompanying consolidated statements of income (Notes 14 and 18).

(e)	V&P Law Firm (Vgenopoulos & Partners):

Mr. Ioannis Tsigkounakis, who was a member of the Board of Directors until November 18, 2009, when he resigned from Director and Officer of Seanergy, is a partner of V&P Law Firm, which the Company has retained in connection with certain legal matters. The related expense for the years ended December 31, 2010 and 2009, amounted to $31 and $19, respectively. For the year ended December 31, 2008, Seanergy paid $340, which was recorded in goodwill-acquisition costs since it related to legal consultancy fees with respect to the business combination.

(f)	Acquisition of subsidiaries:

For the acquisition of MCS and the acquisitions of the noncontrolling interests, see Note 1.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

4.	Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2010	2009
Prepaid expenses	916	623
Prepaid expenses and other current assets – related parties	39	58
Insurance claims	201	1,260
Other	673	39
Total	1,829	1,980

5.	Cash and Cash Equivalents:

Cash and cash equivalents in the accompanying consolidated balance sheets are analyzed as follows:

	2010	2009
Cash at bank	31,728	2,638
Term deposits	22,049	60,964
Cash in hand	10	5
Total	53,787	63,607

6.	Restricted Cash:

Restricted cash of $10,385 as of December 31, 2010, comprises of bank deposits that are required under borrowing arrangements which are used to fund the loan installments coming due under the loan agreements. The funds can only be used for the purposes of loan repayment. There was no restricted cash as of December 31, 2009.

7.	Due to / due from Related Parties:

As of December 31, 2010, due to related parties represents liabilities to EST for working capital purposes mainly for drydocking works performed during the fourth quarter of the year.

As of December 31, 2009, due from related parties represents an advance of $12 given to EST for working capital purposes and a receivable from SAMC of $253.

8.	Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Office Furniture and Fittings	Total Value
Cost:
Balance, December 31, 2009	481,551	30	481,581
- Additions	-	28	28
- Additions relating to MCS acquisition	181,861	-	181,861
Balance, December 31, 2010	663,412	58	663,470
Accumulated depreciation:
Balance, December 31, 2009	(36,731)	(10)	(36,741)
- Depreciation charge for the period	(29,309)	(19)	(29,328)
Balance, December 31, 2010	(66,040)	(29)	(66,069)

Net book value December 31, 2009	444,820	20	444,840

Net book value December 31, 2010	597,372	29	597,401

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

8.           Fixed Assets (continued):

The Company evaluates the carrying amounts of vessels and related deferred dry-dock and special survey costs to periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as vessel sales and purchases, business plans and overall market conditions.

No indication of impairment existed as of December 31, 2010 and 2009. For the year ended December 31, 2008, an impairment loss of $4,530 was recorded.

The vessels, having a total carrying value of $597,372 at December 31, 2010, have been provided as collateral to secure the loans of each respective vessel discussed under Note 11.

9.	Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Dry-Docking	Financing Costs	Total
December 31, 2008	-	2,757	2,757
Additions	7,119	698	7,817
Written-off	-	(149)	(149)
Amortization	(1,045)	(696)	(1,741)
December 31, 2009	6,074	2,610	8,684
Additions	8,296	1,199	9,495
Deferred issuance fees reclassed to equity	-	(698)	(698)
Amortization and write-off	(3,657)	(738)	(4,395)
December 31, 2010	10,713	2,373	13,086

During the year ended December 31, 2010, the Company incurred dry-docking and special survey costs of $8,296, while amortization for the same period amounted to $3,657 and is separately reflected in the accompanying consolidated statements of income.

Deferred finance charges are analyzed as follows:

	2010	2009
Deferred issuance fees	-	698
Long term debt issuance costs, net of amortization (Note 11)	2,373	1,912
	2,373	2,610

The amortization and write-off of the debt issuance costs are included in interest and finance costs in the accompanying consolidated statements of income and amounted to $738 and $696 for the years ended December 31, 2010 and 2009, respectively.

Deferred issuance fees relates to costs for the Company's registration statement for:

(i)	the public offering of 20,833,333 shares;

(ii)	the concurrent sale of 4,166,667 shares to entities affiliated with the Restis family;

(iii)
the underwriters' exercise of the over-allotment option to purchase 1,945,000 shares, which were successfully completed on February 3, 2010, February 3, 2010, and March 19, 2010, respectively, resulting in total net proceeds of $28,526.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

10.	Deferred Revenue and Deferred Revenue – Related Party

Deferred revenue in the accompanying consolidated balance sheet as at December 31, 2010 and 2009 was $1,452 and $246, respectively. The amounts represent cash received from charterers prior to the balance sheet dates and relate to revenue applicable to periods after such dates.

Deferred revenue — related party in the accompanying consolidated balance sheet as at December 31, 2010 and 2009 was $1,041 and $894, respectively. The amounts represent cash received from SAMC prior to the balance sheet dates and relate to revenue applicable to periods after such dates.

11.	Long-Term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		2010	2009
(a)	Marfin reducing revolving credit facility	54,845	54,845
(b)	Marfin term facility	110,800	129,750
(c)	Citibank loan facility	101,715	115,971
(d)	DVB loan facility	54,641	-
(e)	HSBC loan facility	35,290	-
(f)	UOB loan facility	42,257	-
	Total	399,548	300,566
	Less - current portion	(53,380)	(33,206)
	Long-term portion	346,168	267,360

(a) & (b) A long term debt (the "Facility") of up to $255,000 has been provided by Marfin Egnatia Bank S.A. ("Marfin" or "lender") being available in two Facilities as described below. The Facility is guaranteed by Seanergy Maritime Holdings Corp., the Corporate Guarantor. An arrangement fee of $2,550 was paid on the draw-down date and is included net of amortization in deferred finance charges in the accompanying consolidated balance sheet (see Note 9).

(a)  Marfin Reducing Revolving Credit Facility

As of December 31, 2010, the Company had utilized $54,845 of the available reducing revolving credit facility which is equal to the lesser of $72,000 and an amount in dollars, which when aggregated with the amounts already drawn down under the term facility does not exceed 70% of the aggregate market values of the vessels and other securities held in favor of the lender to be used for the August 2008 business combination and working capital purposes.

The original reducing revolving credit facility bears interest at USD LIBOR plus 2.25% per annum. As per the amended loan agreement dated June 2, 2010, the revolving credit facility bears interest at USD LIBOR plus 4.00% until January 3, 2012. After January 3, 2012, interest is reinstated at USD LIBOR plus 2.25% per annum.

Interest expense for the years ended December 31, 2010, 2009 and 2008, amounted to $2,259, $1,659 and $799, respectively, and is recorded in interest and finance costs in the accompanying consolidated statement of income (see Note 19).

The weighted average interest rate on the revolving credit facility, including the spread, for the years ended December 31, 2010, 2009 and 2008, was approximately 4.06%, 2.98% and 5.053%, respectively.

(b)  Marfin Term Facility

Certain vessel acquisitions were financed by Marfin by an amortizing term facility equal to $165,000, representing 42% of the Vessels aggregate acquisition costs, excluding any amounts associated with the earn-out provision.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

11.   Long-Term Debt (continued):

The loan is repayable through sixteen remaining installments with a balloon payment equal to $50,000 due concurrently with the final installment in September 2015.

The loan bears interest at an annual rate of 3-month USD LIBOR plus 1.5%, if the Company's ratio of total assets to total liabilities is greater than 165%, which is to be increased to 1.75% if the ratio is equal or less than 165%. As per the amended loan agreement dated June 2, 2010, the term facility bears interest at USD LIBOR plus 3.50% until January 3, 2012. After January 3, 2012, interest is reinstated at 3-month USD LIBOR plus 1.5% if the Company's ratio of total assets to total liabilities is greater than 165%, or 3-month USD LIBOR plus 1.75% if the ratio is equal or less than 165%.

As of December 31, 2010 and 2009, the amounts outstanding under this facility are $110,800 and $129,750, respectively.

The weighted average interest rate on the term facility, including the spread, for the years ended December 31, 2010, 2009 and 2008, was approximately 3.55%, 2.42% and 5.214%, respectively.

Interest expense for the years ended December 31, 2010, 2009 and 2008, amounted to $4,147, $3,541 and $2,768, respectively, and is included in interest and finance costs in the accompanying consolidated statements of income (see Note 19).

The Facility includes covenants, among others, that require the borrowers and the corporate guarantor to maintain vessel insurance for an aggregate amount greater than the vessels' aggregate market value or an amount equal to 130% of the aggregate of (a) the outstanding amount under both the revolving credit and term facilities and (b) the amount available for drawing under the revolving facility. The vessels' insurance is required to include as a minimum cover hull and machinery, war risk and protection and indemnity insurance, $1,000,000,000 for oil pollution and for excess oil spillage and pollution liability insurance. In addition mortgagees' interest insurance on the vessels is required with the insured value to be at least 110% of the aggregate of the revolving credit and term facility.

In addition if a vessel is sold or becomes a total loss or the mortgage of the vessel is discharged on the disposal, Seanergy shall repay such part of the facilities as equal to the higher of the relevant amount or the amount in Dollars to maintain the security clause margin.

On June 2, 2010, the Company received an extension of its waiver regarding the security margin whereby the aggregate market value of the vessels and the value of any additional security is required to be at least 130% of the aggregate of the debt financing and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained, from the Marfin Bank in connection with the term facility and the revolving facility, for a period up to January 3, 2012.

The material terms of the covenant waiver and amendment agreement signed with Marfin Bank are as follows:

(1)
the Applicable Margin throughout each Waiver Period shall be increased to: (i) Three point fifty per cent (3.50%) per annum in respect of each Term Advance, and (ii) Four per cent (4%) per annum in respect of each Revolving Advance, for each relevant interest period;

(2)
the Borrowers shall prepay the following Repayment Installments in the amounts described below on January 3, 2011. More particularly the Borrowers shall pay on January 3, 2011: (i) the tenth (10th) Repayment Installment in the amount of $3,200; and (ii) the eleventh (11th) Repayment Installment, in the amount of $3,200;

(3)
the Borrowers shall prepay the following Repayment Installments in the amounts described below on July 1, 2011. More particularly the Borrowers shall pay on July 1, 2011: (i) the twelfth (12th) Repayment Installment in the amount of $3,200; and (ii) the thirteenth (13th) Repayment Installment, in the amount of $3,200.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

11.   Long-Term Debt (continued):

(c)  Citibank loan facility

The vessels acquired from BET have been financed with the proceeds of a loan from Citibank International PLC ("Citibank"), as agent for a syndicate of banks and financial institutions. Following a supplemental agreement dated September 30, 2009 and prepayment of $20 million, of which $10 million was contributed by noncontrolling shareholders, the semi-annual installments of principal and the balloon payment, payable June 2015, amount to $7,128 and $37,563, respectively.

On September 30, 2009, the Company entered into a supplemental agreement with Citibank in connection with the amortized loan obtained by the six wholly owned subsidiaries, which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank are as follows:

(1)
applicable margin for the period between July 1, 2009 and ending on June 30, 2010 (the amendment period) shall be increased from zero point seventy five per cent (0.75%) per annum to two per cent (2%) per annum;

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

Under the Citibank loan agreement, the BET subsidiaries are subject to operating and financial covenants that may affect BET's business. These restrictions may, subject to certain exceptions, limit the BET subsidiaries' ability to engage in many of its activities. Furthermore, the BET subsidiaries must assure the lenders that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the Citibank loan. If the market value of the vessels is less than this amount, the BET subsidiaries must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders, and a portion of the debt may be required to be classified as current. The Citibank supplemental agreement, dated August 4, 2010, provides that the Company must maintain a minimum amount of $7,500 in cash in the BET account with Citibank as additional security for the market value covenant of its fleet which should not be less than 125% of the outstanding amount of the Citibank loan and is included in restricted cash in the accompanying consolidated balance sheet as at December 31, 2010.  The Citibank supplemental agreement, dated December 23, 2010, provides that the applicable margin has been adjusted to 1.75% per annum. The Company is required to maintain a minimum equity ratio requirement of 0.30:1.00 at the end of each accounting period.  The Company did not meet the minimum equity ratio as of December 31, 2010. The Citibank supplemental agreement dated March 31, 2011, provides that minimum equity ratio as of December 31, 2010 is waived and that for the period from December 31, 2010 to December 31, 2011 (inclusive) the minimum equity ratio requirement has been reduced from 0.3:1.0 to 0.175:1.0 and that the applicable margin has been adjusted to 2% per annum for the period ending December 31, 2011 (inclusive). BET is in compliance with the new equity ratio.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

11.	Long-Term Debt (continued):

As of December 31, 2010 and 2009, the amounts outstanding under this facility are $101,715 and $115,971, respectively.

Interest expense for the years ended December 31, 2010 and 2009, amounted to $2,206 and $1,154, respectively, and is recorded in interest and finance costs in the accompanying consolidated statement of income (see Note 19).

The weighted average interest rate on the Citibank loan facility, including the spread, for the years ended December 31, 2010 and 2009, was approximately 1.94% and 2.28%, respectively.

The vessels acquired from MCS were partially financed with the proceeds from three loan facilities (DVB, HSBC and UOB).

(d)  DVB loan facility

The first loan facility, with DVB, as agent, comprised two loans, a senior loan and a junior loan, and was used to finance a part of the cost of the acquisition of four vessels. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. Following a supplemental agreement dated May 20, 2010 and prepayment of $7.4 million, no further principal installments are due until the second quarter of 2011, at which point $6.2 million will be paid. After that, the remaining loan amounts are repayable in seventeen quarterly installments plus balloon payments through January 2016. The applicable margin following the supplemental agreement is USD LIBOR plus 2.10% per annum on the senior loan and USD LIBOR plus 4.90% per annum on the junior loan.

As of December 31, 2010, the amount outstanding under this facility was $54,641.

Interest expense for the period from May 21, 2010 to December 31, 2010, amounted to $1,028 and is recorded in interest and finance costs in the accompanying consolidated statement of income (see Note 19).

The weighted average interest rate on the DVB loan facility, including the spread, for the period from May 21, 2010 to December 31, 2010, was approximately 2.99%.

(e)  HSBC loan facility

The second loan facility, with HSBC as agent, was used to finance part of the cost of acquisition of two vessels. The amount of the loan for each vessel was less than or equal to 65% of the contractual purchase price for the applicable vessel. Following a supplemental agreement dated May 21, 2010 and prepayment of $7.6 million, the remaining loan amounts are repayable in thirteen quarterly installments plus balloon payments through July 2013. The applicable margin to the later of July 21, 2011 and the date of compliance with the security requirement covenant is USD LIBOR plus 3.25% per annum and thereafter is USD LIBOR plus 2.75% per annum unless there is breach of the compliance of the security requirement or there is an event of default under the loan agreement.

As of December 31, 2010, the amount outstanding under this facility was $35,290.

Interest expense for the period from May 21, 2010 to December 31, 2010, amounted to $849 and is recorded in interest and finance costs in the accompanying consolidated statement of income (see Note 19).

The weighted average interest rate on the HSBC loan facility, including the spread, for the period from May 21, 2010 to December 31, 2010, was approximately 3.58%.

(f)  UOB loan facility

The third loan facility, with UOB as agent, was used to finance part of the cost of the acquisition of three vessels. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. Following a supplemental agreement dated May 24, 2010, $13.8 million was converted into subordinated debt, out of which $3.8 million was prepaid on June 30, 2010, $9.3 million was prepaid from the senior loans, and the remaining loan amounts are repayable in twenty five quarterly installments plus balloon payments through May 2016. The applicable margin following the voluntary prepayment is USD LIBOR plus 2.50% per annum in relation to the senior loan and USD LIBOR plus 3.50% per annum in relation to the subordinated loan.

As of December 31, 2010, the amount outstanding under this facility was $42,257. The remaining balance of the subordinated debt of $10,162 is classified to non-current portion and is repayable up to the final balloon payment date of the original UOB loan facility.

Interest expense for the period from May 21, 2010 to December 31, 2010, amounted to $848 and is recorded in interest and finance costs in the accompanying consolidated statement of income (see Note 19).

The weighted average interest rate on the UOB loan facility, including the spread, for the period from May 21, 2010 to December 31, 2010, was approximately 3.14%.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

11.   Long-Term Debt (continued):

The UOB, HSBC and DVB loan facilities are secured by the following: first priority mortgages on each of the vessels; the Company guaranties each of the loans; a general assignment or deed of covenant of any and all earnings, insurances and requisition compensation of each of the vessels; pledges over the earnings accounts and retention accounts held in the name of each borrower and undertakings by the technical managers of the vessels, among others.

Under the UOB, HSBC and DVB loan agreements, the MCS subsidiaries are subject to operating and financial covenants that may affect MCS's business. These restrictions may, subject to certain exceptions, limit the MCS subsidiaries' ability to engage in many of the activities listed above. Furthermore, the MCS subsidiaries must assure the lenders that the aggregate market value of the MCS vessels is not less than 133%, 125% and 100% of the outstanding amount of each of the UOB, HSBC and DVB loans, respectively. Although the Company is in compliance with these covenants as of December 31, 2010, the Company received from each of HSBC and DVB waivers from compliance of these security requirements until December 31, 2012 and March 31, 2011, respectively. The relevant covenant in the UOB loan takes effect beginning as of December 31, 2012. If the market value of the vessels is less than this amount, the MCS subsidiaries must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders, and a portion of the debt may be required to be classified as current.

The vessels' insurance is to include as a minimum cover fire and usual marine risks, war risk and protection and indemnity insurance, and oil pollution. In addition, the borrowers agree to reimburse the mortgagee for mortgagees' interest insurance on the vessels in an amount of 100% to 120% of the outstanding amount under the loan.

In addition, if a vessel is sold or becomes a total loss, the Company is required to repay such part of the loan as is equal to the greater of the relevant amount for such vessel, or such amount as is necessary to maintain compliance with the relevant minimum security covenant in the loan agreements.

Repayment Schedule

The annual principal payments required to be made after December 31, 2010, for the facilities discussed above, are as follows:

2011	53,380
2012	59,217
2013	66,038
2014	48,233
2015	137,720
Thereafter	34,960
399,548

12.   Capital Structure:

(a)  Common Stock

On July 21, 2010, the Company approved and amended its Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock, par value $0.0001 per share from 200,000,000 to 500,000,000 shares.

On January 28, 2010, the Company priced a public offering of 20,833,333 shares of common stock. The Company has granted the representatives of the underwriters a 45-day option to purchase up to an additional 3,125,000 shares of common stock to cover over-allotments. The shares were offered to the public at $1.20 per share. Four of the Company's major shareholders affiliated with the Restis family purchased an additional 4,166,667 shares of common stock directly from the Company at the public offering price. The offering and the concurrent sale of 4,166,667 shares to entities affiliated with the Restis family settled and closed on February 3, 2010. The purpose of the offering was the acquisition of a new vessel(s), and resulted in net proceeds of $26,381.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

12.           Capital Structure (continued):

On March 19, 2010, the underwriters exercised the over-allotment option to purchase an additional 1,945,000 shares of the Company's common stock, which resulted in additional net proceeds to the Company of approximately $2,145.

On September 15, 2010, the Company issued 24,761,905 shares in connection with the acquisition of the remaining 49% of MCS.

On October 22, 2010, the Company issued 24,761,905 shares in connection with the acquisition of the remaining 50% of BET.

(b) Warrants

On September 28, 2007, Seanergy Maritime Corp., pursuant to its public offering, sold 23,100,000 units, which included 1,100,000 units exercised pursuant to the underwriters' over-allotment option, at a price of $10.00 per unit. Each unit consisted of one share of Seanergy Maritime Corp.'s common stock, $0.0001 par value, and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from Seanergy Maritime Corp. one share of common stock at an exercise price of $6.50 per share commencing on the later of the completion of a business combination with a target business or one year from the effective date of the public offering (September 30, 2008) and expires on September 28, 2011.

On September 28, 2007, and prior to the consummation of the public offering described above, all of Seanergy Maritime Corp.'s executive officers purchased from the Company an aggregate of 16,016,667 warrants at $0.90 per warrant in a Private Placement. All warrants issued in the Private Placement are identical to the warrants in the units sold in the public offering, except that:

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

•
upon a minimum of 30 days' prior written notice of redemption, and if, and only if, the last sale price of the common stock equals or exceeds $14.25 per share for any 20 trading days within a 30 trading day period ending three business days prior to the notice of redemption to the warrant holders.

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

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

12.           Capital Structure (continued):

In connection with the public offering of January 28, 2010, the Company granted on February 3, 2010 1,041,667 warrants with an exercise price of $1.32 each. In addition, due to the over-allotment exercise on March 19, 2010, Seanergy granted additional 97,250 warrants, with terms identical to the warrants issued on February 3, 2010. The fair value of these warrants amounted to $1,053. No expenses were recorded in connection with these warrants which were classified in equity.

As of December 31, 2010, Seanergy Maritime Holdings Corp. has 38,984,667 common stock purchase warrants issued and outstanding at an exercise price of $6.50 per share, which became Seanergy's obligations upon completion of Seanergy Maritime Corp.'s dissolution and liquidation, and 1,138,917 common stock purchase warrants issued and outstanding at an exercise price of $1.32 per share in connection with the public offering of January 28, 2010. The fair market value of the public warrants as of December 31, 2010 and 2009 was $0.03 and $0.18, per warrant, respectively.

(c)	Registration Rights

(i) Initial public offering

The holders of the Company's 5,500,000 issued and outstanding shares immediately prior to the completion of the public offering and the holders of the warrants to purchase 16,016,667 shares of common stock acquired in the private placement are entitled to registration rights covering the resale of their shares and the resale of their warrants and shares acquired upon exercise of the warrants.

Pursuant to a Registration Rights Agreement, no later than thirty days from the effective date of the dissolution and liquidation of Seanergy Maritime Holdings Corporation, the Company was obligated to file a registration statement with the Securities and Exchange Commission registering the resale of the 5,500,000 shares in the aggregate owned by Seanergy Maritime's founding shareholders and the Restis affiliate shareholders and the 16,016,667 shares of common stock underlying their private placement warrants. The company filed such registration statement with the SEC (File No. 333-157270) and it was declared effective on February 19, 2009. The 5,500,000 shares were in escrow for a period of 12 months after the vessel acquisition and in September 2009, they were released by the escrow agent.

 (ii) 2010 Public Offering - Concurrent sale of shares to shareholders affiliated with the Restis family

With respect to the additional 4,166,667 shares of common stock purchased in February 2010 by the four of the Company's major shareholders affiliated with the Restis family, the Company entered into a Registration Rights Agreement on March 26, 2010. Pursuant to such Registration Rights Agreement, on or prior to the 120th day following the closing date of the public offering the Company is obligated to file a registration statement with the Securities and Exchange Commission registering the resale of the 4,166,667 shares.

(iii) 2010 Public Offering - Underwriters' representatives warrants

In connection with the completion of the Company's public offering in February 2010, Seanergy issued to Maxim Group LLC and Rodman & Renshaw, LLC, joint book-running managers and representatives of the underwriters, aggregate of 1,041,667 warrants to purchase shares of our common stock for services provided in connection with the offering. In addition due to the over-allotment exercise on March 19, 2010, the Company granted additional 97,250 warrants to the underwriters with terms identical to the warrants issued on February 3, 2010. The exercise price of all such warrants is $1.32 per share. The warrants are exercisable for a period commencing July 28, 2010 and expiring January 28, 2015. The Company may not call the warrants for redemption. The exercise price and number of shares underlying the warrants to be issued to the underwriters' representatives may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their exercise price.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

12.           Capital Structure (continued):

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the Company's offices, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to the Company, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their warrants and receive shares of our common stock. After the issuance of shares of common stock underlying the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

The Company had agreed to file a post-effective amendment to the registration statement relating to the public offering it completed in February 2010 no later than six months after the date of issuance of the representatives' warrants to Maxim Group LLC and Rodman & Renshaw, LLC (the "Six Month Date") and to maintain the effectiveness of such registration statement for a period of one year from the date such post-effective amendment is declared effective by the SEC or the Six Month Date, whichever is later, subject to certain black out periods. Such post-effective amendment was filed on September 24, 2010 and was declared effective by the SEC on October 4, 2010. In addition, the Company granted Maxim Group LLC and Rodman & Renshaw, LLC certain "piggy-back" registration rights on registration statements filed prior to the expiration date of the representatives' warrants. The Company has agreed to bear the expenses incurred in connection with the filing of the post-effective amendment and any subsequent registration statement, other than underwriting discounts and/or commissions and the legal fees of counsel to Maxim Group LLC and/or Rodman & Renshaw, LLC.

(d)	Preferred Stock

Seanergy Maritime Corp. is authorized to issue 1,000,000 shares of preferred stock with a par value $0.0001 per share, with such designations, voting and other rights and preferences, as may be determined from time to time by the Board of Directors. As of December 31, 2010, no shares of preferred stock have been issued.

(e)	Dividends

The declaration and payment of any dividend is subject to the discretion of Seanergy's board of directors and is dependent upon its earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Seanergy's board of directors may review and amend its dividend policy from time to time in light of its plans for future growth and other factors.

As a condition of the waiver from Marfin Egnatia Bank S.A. (see Note 11), dividends will not be declared without the prior written consent of Marfin Egnatia Bank S.A.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

13.	Earnings (loss) per Share:

The calculation of net income (loss) per common share is summarized below.

	2010	2009	2008
Basic:
Net income (loss) attributable to Seanergy Maritime Holdings Corp.	$132	$30,052	$(31,985)

Weighted average common shares outstanding - basic	87,916,947	25,882,967	26,452,291
Net income (loss) per common share - basic	$0.00	$1.16	$(1.21)

Diluted:
Net income (loss) attributable to Seanergy Maritime Holdings Corp.	$132	$30,052	$(31,985)
Interest expense on convertible promissory note due to shareholders	-	386	182
Diluted net income (loss)	$132	$30,438	$(31,803)

Weighted average common shares outstanding - basic	87,916,947	25,882,967	26,452,291
Convertible note – to related party	-	1,424,110	-
Contingently-issuable shares – earn-out	-	3,222,204	-
Warrants	-	-	-
Weighted average common shares outstanding - diluted	87,916,947	30,529,281	26,452,291

Net income (loss) per common share - diluted	$0.00	$1.00	$(1.21)

The convertible note to shareholders has been included in the diluted Earnings per Share calculations using the "as if converted" method up to the date of the actual conversion and the applicable conversion ratio.

On September 15, 2010, the Company issued 24,761,905 shares in connection with the acquisition of the remaining 49% of MCS. For the purpose of calculating earnings per share, these are considered outstanding as of May 20, 2010, the date that common control existed.

On October 22, 2010, the Company issued 24,761,905 shares in connection with the acquisition of the remaining 50% of BET. For the purpose of calculating earnings per share, these are considered outstanding as of May 20, 2010, the date that common control existed.

As of December 31, 2010, 2009 and 2008 all outstanding warrants to acquire 40,123,584, 38,984,667 and 38,984,667 shares of common stock, respectively, were anti-dilutive. The underwriters' purchase options (common shares of 1,000,000 and warrants of 1,000,000) were also anti-dilutive for the years ended December 31, 2010, 2009 and 2008.

Thus, as of December 31, 2010, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

Private warrants	17,155,584
Public warrants	22,968,000
Underwriters purchase options - common shares	1,000,000
Underwriters purchase options - warrants	1,000,000
Total	42,123,584

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

14.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1,000,000,000 of liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

Rental expense for the years ended December 31, 2010, 2009 and 2008 was $1,351, $726 and $88, respectively (see Note 3(d)).  Fixed future minimum rent commitments as of December 31, 2010, based on a Euro/U.S. dollar exchange rate of €1.00:$1.3384 and on a U.S. dollar/Hong Kong dollar exchange rate of $1.00:HK$7.7731, were as follows:

Rental commitments
2011	1,051
2012	562
2013	562
2014	91
Total	2,266

Future minimum rental receipts, based on vessels committed to non-cancelable long-term time charter contracts, assuming earliest redelivery, 30 days off hire due to any scheduled dry-docking and a 98.6% unscheduled off hire rate (operating days divided by available days), net of commissions, will be:

Future minimum contractual charter revenue
2011	66,548
2012	24,476
2013	5,110
Total	96,134

15.	Vessel Revenue – Related Party, net:

During the years ended December 31, 2010, 2009 and 2008, several of the Company's vessels were employed under time charters with SAMC. Revenue from related party is shown net of off-hire expenses of $394, $458 and $107, respectively.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

16.	Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2010	2009	2008
Crew wages and related costs	14,095	7,762	1,734
Chemicals and lubricants	3,412	2,088	591
Repairs and maintenance	9,475	4,456	449
Insurance	2,825	1,551	300
Miscellaneous expenses	860	365	106
Total	30,667	16,222	3,180

17.	General and Administration Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2010	2009	2008
Auditors' and accountants' fees	994	1,159	695
Professional services	1,615	1,831	830
Salaries, BOD remuneration and other compensation	3,159	2,086	294
D&O Insurance	166	120	96
Other	1,672	732	246
Total	7,606	5,928	2,161

Other expenses for the year ended December 31, 2010 mainly include MCS office rent of $654, common building expenses for the executive offices of $134, subscription expenses of $118 and travelling and transportation expenses of $116. Other expenses for the year ended December 31, 2009 mainly include common building expenses for the executive offices of $132, printing and stationary expenses of $132 and travelling and transportation expenses of $56.

18.	General and Administration Expenses – Related Party:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2010	2009	2008
Office rental (Note 3(d))	697	726	88
Administrative fee (Note 3(a))	-	16	21
Total	697	742	109

19.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2010	2009	2008
Interest on long-term debt	9,078	4,695	2,768
Interest on revolving credit facility	2,259	1,659	799
Amortization of debt issuance costs	738	608	174
Restructuring fees on acquired debt	705	145	-
Commitment fee on un-drawn revolving credit facility	35	14	39
Other	116	109	115
Total	12,931	7,230	3,895

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

20.	Interest Income:

Interest income for the year ended December 31, 2010 of $358 represents interest earned on term deposits at annualized interest rate ranging from 0.20% to 2.20%. Interest income for the year ended December 31, 2009 of $430 represents interest earned on term deposits at an annualized interest rate ranging from 0.35% to 1.40%. Interest income of $3,361 for the year ended December 31, 2008 represents interest on money market funds held in trust at an annualized tax exempt interest yield of 2.72%.

21.	Financial Instruments:

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, accounts receivable trade, net and due from related parties. The principal financial liabilities of the Company consist of long-term debt, trade accounts payable, accrued expenses, accrued interest and financial instruments.

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

As of December 31, 2010, the Company operates a total fleet of 20 vessels, consisting of 10 Handysize vessels, 4 Capesize vessels, 3 Panamax vessels, 1 Handymax vessel and 2 Supramax vessels. Of these 20 vessels, the Company acquired 3 on August 28, 2008, 1 on September 11, 2008, 2 on September 25, 2008, 5 on August 12, 2009, when it completed the acquisition of a 50% controlling ownership interest in BET, and the remaining 9 on May 28, 2010, when it completed the acquisition of a 51% ownership interest in MCS.

Pursuant to addendum dated July 24, 2009 to the individual charter party agreement dated May 26, 2008 between SAMC and Martinique Intl. Corp. (vessel Bremen Max), SAMC agreed to extend the existing charter party for the Bremen Max. Pursuant to the terms of the addendum, the vessel will be chartered for a period of between 11-13 months, at the charterer's option. The charter commenced on July 27, 2009. The daily gross charter rate paid by SAMC is $15.5, which will generate revenues of approximately $6.4 million. The charter rate is subject to a commission of 1.25% payable to Safbulk Pty as commercial broker and 2.5% to SAMC as charterer. SAMC sub-charters the vessel in the market and takes the risk that the rate it receives is higher than the period rate it is paying Seanergy. Following the completion of its drydocking on November 30, 2010, the Bremen Max was chartered with Cargill International S.A. at a gross daily rate of $10 if traveled via the Suez Canal, or, if traveled via the Cape of Good Hope, at a daily gross charter rate of $10 for the first 55 days followed by the time charter average of the Baltic Panamax Index for the remaining duration of the time charter.

Following the expiration of her charter party agreement in August 2010, the Hamburg Max is chartered for a period of 23-25 months with Mansel LTD (Vitol Holding SARL) at a daily charter rate of a floor rate of $21.5 per day and a ceiling of $25.5 per day, with a 50% profit sharing arrangement to apply to any amount in excess of the ceiling. The spread between floor and ceiling will accrue 100% to Seanergy. The calculation of the rate is based on the Time Charter Average of Baltic Panamax Index (BPI).

On July 14, 2009, the African Oryx and the African Zebra were chartered for a period of 22 to 25 months at charter rates equal to $7 per day and $7.5 per day, respectively. Seanergy is also entitled to receive a 50% adjusted profit share calculated on the average spot Time Charter Routes derived from the Baltic Supramax.

Following the expiration of her charter party agreement in September 2009, the Delos Ranger was chartered in the spot market until January 14, 2010.  On January 16, 2010, pursuant to a charter party agreement dated November 20, 2009, the vessel commenced employment for a period of 11-13 months with Bunge S.A. at a daily charter rate of $20, subject to a brokerage commission of 1.25% payable to each of Arrow and Safbulk Pty. and a charterer commission of 3.75%.

Following the expiration of her charter party agreement in November 2009, the Davakis G is chartered for a period of 11 to 13 months with Sangamon Transportation Group (Louis Dreyfus) at a daily charter rate of $21, subject to a brokerage commission of 1.25% payable to each of SSY NY and Safbulk Pty, and a charterer commission of 3.75%. Following the expiration of her charter party agreement in December 2010, the Davakis G was chartered for a time charter trip, which commenced on December 6, 2010, with Grieg Star Shipping A/S at a daily gross charter rate of $10, subject to a brokerage commission of 1.25% payable to each of Afea Shipbrokers and Safbulk Pty, and an address commission of 3.75%.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

21.           Financial Instruments (continued):

Pursuant to charter party agreements dated July 7, 2009, each of the BET Commander, the BET Prince, the BET Fighter, BET Scouter and the BET Intruder are chartered to SAMC at daily charter rates of $24, $25, $25, $26 and $15.5, respectively, for charters expiring in December 2011, January 2012, September 2011, October 2011 and September 2011, respectively, assuming latest redelivery. All charter rates for the BET fleet are subject to a commission of 2.5% to SAMC as charterer and 1.25% to Safbulk Maritime as commercial broker. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is higher than the period rate it is paying BET.

Pursuant to charter party agreements dated May 24, 2007, each of the Fiesta, Pacific Fighter, Pacific Fantasy and Clipper Freeway is chartered on a bareboat basis to Oldendorff Carriers at daily charter rates as per average time charter routes of the Baltic Handysize Index multiplied by 100.63% and reduced by fixed daily operating costs, as specified in the respective charter agreements, for charters expiring in November 2013, November 2013, January 2014 and February 2014, respectively, assuming latest redelivery. The charter party agreements for each of Fiesta, Pacific Fighter, and Pacific Fantasy were novated from their previous owners to each of the respective MCS shipowning subsidiaries on August 16, 2007 and the charter party agreement for the Clipper Freeway was novated from her previous owner to the respective MCS shipowning subsidiary on October 3, 2007.

Following the expiration of her charter party agreement in September 2010, the African Glory is chartered for a period of 24 months with MUR shipping at a daily charter rate of a floor rate of $7 per day and a ceiling of $12 per day, with a profit sharing arrangement of 75% for owners and 25% for charterers to apply to any amount between the floor and the ceiling and for any amount in excess of the ceiling the profit sharing arrangement will be 50% for owners and 50% for charterers. The calculation of the rate is based on the adjusted Time Charter Average of the Baltic Supramax Index (BSI).

Following the expiration of her charter party agreement in September 2010, the African Joy is chartered for a period of 11 to 13 months with MUR shipping at a gross charter rate of $14 per day. The charterer has the option to extend the charter for another 11 to 13 months at the same rate. The vessel commenced her charter on October 30, 2010.

Following the expiration of her charter party agreement in September 2010, the Asian Grace is chartered for a period of 24 months with MUR shipping at a daily charter rate of a floor rate of $7 per day and a ceiling of $11 per day, with a profit sharing arrangement of 75% for owners and 25% for charterers to apply to any amount between the floor and the ceiling and for any amount in excess of the ceiling the profit sharing arrangement will be 50% for owners and 50% for charterers. The calculation of the rate is based on the adjusted Time Charter Average of the Baltic Supramax Index (BSI).

Pursuant to charter party agreements dated April 7, 2008, each of the Clipper Glory and Clipper Grace is chartered to CF Bulk Carriers Ltd. at a daily charter rate of $25, as specified in the respective charter agreements, for charters expiring in August 2012, assuming latest redelivery. All charter rates for these vessels are subject to a commission of 1.00% payable to Arrow Asia Shipbrokers Ltd. as commercial broker and 4.00% to CF Bulk Carriers Ltd. as charterer.

The Company cannot predict whether its charterers will, upon the expiration of their charters, re-charter the Company's vessels on favorable terms or at all. This decision is likely to depend upon prevailing charter rates in the months prior to charter expiration. If the Company's charterers decide not to re-charter its vessels, the Company may not be able to re-charter them on similar terms. In the future, the Company may employ vessels in the spot market, which is subject to greater rate fluctuation than the time charter market. If the Company receives lower charter rates under replacement charters or are unable to re-charter all of its vessels, the Company's net revenue will decrease.

(b)	Interest Rate Risk:

The Company's interest rates and long-term loan repayment terms are described in Note 11.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

21.           Financial Instruments (continued):

Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2010 and 2009.  The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	2010		2009
	Carrying value	Fair value	Carrying value	Fair value
Financial assets:

Cash and cash equivalents	53,787	53,787	63,607	63,607
Restricted cash	10,385	10,385	-	-
Accounts receivable trade, net	999	999	495	495
Due from related parties	-	-	265	265

Financial liabilities:

Long-term debt	399,548	399,548	300,566	300,566
Trade accounts and other payables	2,340	2,340	990	990
Due to related parties	4,025	4,025	-	-
Due to underwriters	-	-	19	19
Accrued expenses	3,491	3,491	1,719	1,719
Accrued interest	1,009	1,009	1,508	1,508
Financial instruments – current liabilities	5,787	5,787	3,556	3,556
Financial instruments – net of current portion	2,777	2,777	1,550	1,550

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2010 and 2009 represent management's best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, net, due from related parties, trade accounts and other payables, due to underwriters, accrued expenses, and accrued interest: The carrying amounts approximate fair value because of the short maturity of these instruments. Restricted cash includes bank deposits that are required under the Company's borrowing arrangements which are used to fund the loan installments coming due under the loan agreements. The funds can only be used for the purposes of loan repayment.

b.	Long-term debt: The carrying value approximates the fair market value as the long-term debt bears interest at floating interest rate.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

21.             Financial Instruments (continued):

c.
As of December 31, 2010, the Company had outstanding six interest rate swap agreements respectively maturing from January 2011 through June 2013. These contracts do not qualify for hedge accounting and as such changes in their fair values are reported to earnings. The fair value of these agreements equates to the amount that would be paid by the Company to transfer the remaining rights and obligations under these contracts to a market participant of comparable credit standing taking into account relevant market factors.

The Company's interest rate swaps have the following characteristics:

(i) From September 28, 2007 for a period of five years through September 28, 2012, for a total notional principal amount of $30,000. Under the provisions of the agreement the Company pays a fixed rate of 4.84% and receives the six month USD LIBOR semiannually, (ii) From January 25, 2008 for a period of five years through January 25, 2013, for a total notional principal amount of $50,000. Under the provisions of the agreement the Company pays a fixed rate of 3.13% and receives the six month USD LIBOR semiannually, (iii) From March 10, 2008 for a period of three years through March 10 2011, for a total notional principal amount of $50,000. Under the provisions of the agreement the Company pays a fixed rate of 2.96% on a semiannual basis and receives the three month USD LIBOR quarterly, (iv) From October 26, 2007 for a period of five years through October 24, 2012, for a total notional principal amount of $24,927. Under the provisions of the agreement the Company pays a fixed rate of 4.80% and receives the three month USD LIBOR quarterly, (v) From January 18, 2008 for a period of three years through January 18 2011, for a total notional principal amount of $24,927. Under the provisions of the agreement the Company pays a fixed rate of 3.2925% and receives the three month USD LIBOR quarterly, and (vi) From June 10, 2008 for a period of five years through June 10, 2013, for a total notional principal amount of $25,775. Under the provisions of the agreement the Company pays a fixed rate of 3.96% and receives the three month USD LIBOR quarterly. The Company had an interest rate swap expire on October 24, 2010. The total notional principal amount of that interest rate swap was $24,192, and under the provisions of the agreement the Company paid a fixed rate of 4.68% and received the three month USD LIBOR quarterly.

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

Level 2:  Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3:  Unobservable inputs that are not corroborated by market data.

The Company's financial and nonfinancial items measured at fair value on a recurring basis at December 31, 2010 were:

	Level 1	Level 2	Level 3	Total
Interest Rate Swap – Current liabilities	-	(5,787)	-	(5,787)
Interest Rate Swap – Net of current portion	-	(2,777)	-	(2,777)
	-	(8,564)	-	(8,564)

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

21.           Financial Instruments (continued):

The Company's financial and nonfinancial items measured at fair value on a recurring basis at December 31, 2009 were:

	Level 1	Level 2	Level 3	Total
Interest Rate Swap – Current liabilities	-	(3,556)	-	(3,556)
Interest Rate Swap – Net of current portion	-	(1,550)	-	(1,550)
	-	(5,106)	-	(5,106)

The effect of financial instruments on the consolidated statement of income for the years ended December 31:

Derivatives not designated as hedging instruments	Location of loss recognized	Amount of loss
		2010	2009
Interest rate swaps	Loss on financial instruments	(4,164)	(1,575)

22.	Fair value of below market acquired time charters

In connection with the acquisition of BET, the Company acquired time charter contracts, which extend through 2011. These contracts include fixed daily rates that are below market daily rates available as of the acquisition date. After determining the aggregate fair values of these time charter contracts as of the acquisition, the Company recorded the respective contract fair values on the consolidated balance sheet under "Below market acquired time charter". These will be amortized into revenues using the straight-line method over the respective contract periods (2 years for the respective contracts). The amount amortized for the years ended December 31, 2010, 2009 and 2008 amounted to $319, $125 and $NIL, respectively.

	Amount Acquired	Accumulated amortization as of December 31, 2010	Amortization for the year ended December 31, 2010	Amount to be Amortized as of December 31, 2011
Below market acquired time charters	710	(444)	(319)	(266)

23.	Goodwill

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

The Company tested its goodwill for potential impairment, and concluded that no indication of impairment existed as of December 31, 2010 and 2009 respectively. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel). The weighted average cost of capital used was 8.75% and 7.6% for the years ended of December 31, 2010 and 2009, respectively.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

23.           Goodwill (continued):

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2010	2009
Beginning balance
Goodwill	62,070	44,795
Accumulated impairment losses	(44,795)	(44,795)
	17,275	-
Goodwill acquired during the period	-	17,275

Ending balance
Goodwill	62,070	62,070
Accumulated impairment losses	(44,795)	(44,795)
	17,275	17,275

24.	Convertible Promissory Note Due to Shareholders

In connection with the August 2008, acquisition of the six vessels, a convertible promissory note in the aggregate of $28,250 (face value) was issued to United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc., the four Restis affiliate shareholders. The note was convertible into 2,260,000 shares of common stock at a conversion price of $12.50 per share upon the maturity date. The note bore interest at a rate of 2.9% per annum, payable upon the maturity date and matured in August 2010. The note was recorded at fair value on issuance at $29,043.

An arrangement fee of $288 was payable upon the note's maturity date and was included in deferred charges with the offsetting credit to accrued charges on convertible promissory note due to shareholders. At the maturity date the holder had the option to convert the note into common stock at a conversion price of $12.50 per share. Interest expense net of premium amortization ($NIL and $228) amounted to $NIL and $297 for the years ended December 31, 2010 and 2009 respectively, and was included in interest and finance costs — shareholders in the accompanying consolidated statements of income.

On August 19, 2009, the Company amended the convertible promissory note to reduce the conversion price, from the original rate of $12.50 per share, exercisable on August 28, 2010, to the average price of the Company's stock for the five trading days commencing on August 19, 2009, ($4.45 per share) exercisable only on August 19, 2009, while any conversion rights would be forfeited if not converted. The holders of the note accepted the amendment and converted the principal amount of the note and all accrued but unpaid fees and interest due, totaling $1,352, to 6,585,868 Seanergy newly issued shares. The transaction did not have any income statement impact and the elimination of the Company's obligation to its principal shareholders has been recorded in equity with an increase of common stock and Additional Paid-In Capital of $1 and $29,596, respectively.

25.	Subsequent Events

The Company has evaluated subsequent events that occurred after the balance sheet date but before the issuance of these consolidated financial statements and, where it was necessary, appropriate disclosures have been made.

a)
On January 12, 2011 the Board adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan, or the Plan.  A total of 8,750,000 shares of our common stock were reserved for issuance under the Plan, which is administered by the Compensation Committee of the Board of Directors.  Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our Compensation Committee. On February 16, 2011, the Compensation Committee granted an aggregate of 50,000 restricted shares of our common stock, or the February 2011 Shares, pursuant to the Plan. 40,000 of the February 2011 Shares were granted to Seanergy's two executive directors and the other 10,000 of the February 2011 Shares were granted to certain of Seanergy's other employees. All of the February 2011 Shares vest proportionally over a period of three years in equal installments, commencing on January 10, 2012. The fair value of each February 2011 Share on the grant date was $0.89 and will be expensed over 3 years.

b)	On January 18, 2011, the Company's interest rate swap of notional principal amount of $24,927, where the Company paid a fixed rate of 3.2925% and received three month USD LIBOR quarterly, expired.

c)
On January 28, 2011, the Company received written notification from The Nasdaq Stock Market ("Nasdaq") indicating that because the closing bid price of the Company's common stock for 30 consecutive business days, from December 14, 2010 to January 26, 2011, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Global Market, the Company is not in compliance with Nasdaq Listing Rule 5450(a)(1). The applicable grace period to regain compliance is 180 days.

d)
On March 31, 2011, the BET subsidiaries executed with Citibank a supplemental agreement, which provides that the minimum equity ratio requirement as of December 31, 2010 is waived and that for the period from December 31, 2010 to December 31, 2011 (inclusive) the minimum equity ratio requirement has been reduced from 0.3:1.0 to 0.175:1.0 and that the applicable margin has been adjusted to 2% per annum for the period ending December 31, 2011 (inclusive).

ITEM 19. EXHIBITS

Exhibit

Number                      Description

1.1	Form of Amended and Restated Articles of Incorporation(1)
1.2	Form of Amended and Restated By-laws(1)
1.3	Amendment to Amended and Restated Articles of Incorporation(2)
1.4	Second Amendment to Amended and Restated Articles of Incorporation(3)
2.1	Specimen Common Stock Certificate(4)
2.2	Specimen Public Warrant Certificate(4)
2.3	Specimen Private Warrant Certificate(4)
2.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant(5)
2.5	Form of Underwriters' Representatives' Warrant(6)
2.6	Form of Unit Purchase Option(5)
2.7	Specimen Unit Certificate(5)
4.1	Master Agreement dated as of May 20, 2008(1)
4.2	Amendment to Master Agreement dated July 25, 2008(1)
4.3	Memorandum of Agreement relating to the African Oryx dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Valdis Marine Corp., as seller, as amended(1)
4.4	Memorandum of Agreement relating to the African Zebra dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Goldie Navigation Ltd., as seller, as amended(1)
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

4.7	Memorandum of Agreement relating to the Bremen Max dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Pavey Services Ltd., as seller, as amended(1)
4.8	Memorandum of Agreement relating to the Hamburg Max dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Shoreline Universal Limited, as seller, as amended(1)
4.9	Management Agreement dated as of May 20, 2008(1)
4.10	Brokerage Agreement dated as of May 20, 2008(1)
4.11	Voting Agreement dated as of May 20, 2008(1)
4.12	Amendment to Voting Agreement dated July 25, 2008(1)
4.13	Second Amendment to Voting Agreement dated August 21, 2008(7)
4.14	Third Amendment to Voting Agreement dated August 27, 2008(8)
4.15	Fourth Amendment to Voting Agreement dated November 20, 2008(8)
4.16	Form of Convertible Unsecured Promissory Note(1)
4.17	Form of Plan of Dissolution and Liquidation(1)
4.18	Form of Stock Escrow Agreement(5)
4.19	Form of Joinder Agreement(4)
4.20	Share Purchase Agreement dated July 14, 2009 between registrant and Constellation Bulk Energy Holdings, Inc.(6)

4.21	Shareholders' Agreement dated August 12, 2009 between Seanergy and Mineral Transport Holdings(6)
4.22	Amendment to Convertible Promissory Note dated August 28, 2009(6)
4.23	Loan Agreement dated August 27, 2008 between Seanergy and Marfin Bank of Greece, S.A.(6)
4.24	Amendment No. 1 to Loan Agreement dated September 9, 2009(6)
4.25
Second Supplement Agreement dated September 30, 2009 relating to and including the Loan Agreement dated June 26, 2007 between BET and Citibank, as amended and supplemented by a supplemental agreement dated October 16, 2007 and a supplemental letter dated July 10, 2008 and as further amended and restated by a supplemental agreement dated September 30, 2009(6)

4.26	Amendment No. 2 to Loan Agreement dated November 13, 2009(6)
4.27	Share Purchase Agreement dated May 27, 2010 between Seanergy and Maritime Capital(9)
4.28	Shareholders' Agreement dated May 28, 2010 between Seanergy and Maritime Capital(9)
4.29	Supplemental Letter and Amended and Restated Agreement dated May 24, 2010 relating to and including the Loan Agreement dated March 6, 2008 between MCS and UOB(9)
4.30	Loan Agreement dated October 19, 2007 between MCS and DVB(9)
4.31	Supplemental Agreement dated May 20, 2010 relating to the Loan Agreement dated October 19, 2007 between MCS and DVB(9)
4.32	Loan Agreement dated June 5, 2008 between MCS and HSBC(9)
4.33	Supplemental Agreement dated May 21, 2010 relating to the Loan Agreement dated June 5, 2008 between MCS and HSBC(9)
4.34	Amendment No. 3 to Loan Agreement dated June 2, 2010(9)
4.35
Supplemental Agreement dated August 4, 2010 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank, as amended and supplemented by a supplemental agreement dated October 16, 2007 and a supplemental letter dated July 10, 2008 and as further amended and restated by a supplemental agreement dated September 30, 2009(10)

4.36	Share Purchase Agreement dated September 3, 2010 between Seanergy and Maritime Capital(10)
4.37	Share Purchase Agreement dated September 3, 2010 between Seanergy and Mineral Transport(11)
4.38
Supplemental Agreement dated December 23, 2010 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank, as amended and supplemented by a supplemental agreement dated October 16, 2007 and a supplemental letter dated July 10, 2008 and as further amended and restated by a supplemental agreement dated September 30, 2009

4.39
Supplemental Agreement dated March 31, 2011 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank, as amended and supplemented by a supplemental agreement dated October 16, 2007 and a supplemental letter dated July 10, 2008 and as further amended and restated by a supplemental agreement dated September 30, 2009

4.40	Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan(12)
8.1	List of Subsidiaries
12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter From KPMG Certified Auditors AE dated September 17, 2009, addressed to the SEC provided in connection with change in independent registered public accountants(6)
15.2	Consent of PricewaterhouseCoopers, S.A.
15.3	Consent of KPMG Certified Auditors AE

(1)	Incorporated herein by reference to the corresponding exhibit in the Annex filed with Seanergy Maritime's proxy statement on Form 6-K submitted to the SEC on July 31, 2008.
(2)	Incorporated herein by reference to the corresponding exhibit filed with Seanergy's Registration Statement on Form F-1MEF filed with the SEC on August 28, 2009 (File No. 333-161595).
(3)	Incorporated herein by reference to the corresponding exhibit to Seanergy's Report on Form 6-K submitted to the SEC on September 16, 2010.
(4)	Incorporated herein by reference to the corresponding exhibit filed with Seanergy's Registration Statement on Form F-1/A filed with the SEC on January 15, 2009 (File No. 333-154952).
(5)	Incorporated herein by reference to the corresponding exhibit filed with Seanergy Maritime's Registration Statement on Form F-1 filed with the SEC on July 10, 2007 (File No. 333-144436).
(6)	Incorporated herein by reference to the corresponding exhibit filed with Seanergy's Registration Statement on Form F-1 filed with the SEC on September 17, 2009 (File No. 333-161961).
(7)	Incorporated herein by reference to the corresponding exhibit in the Annex filed with Seanergy Maritime's supplemental proxy statement on Form 6-K submitted to the SEC on August 22, 2008.
(8)	Incorporated herein by reference to the corresponding exhibit filed with Seanergy's Registration Statement on Form F-1 filed with the SEC on December 12, 2008.
(9)	Incorporated herein by reference to the corresponding exhibit filed with Seanergy's Registration Statement on Form F-1/A filed with the SEC on July 21, 2010 (File No. 333-166872).
(10)
Incorporated herein by reference to the corresponding exhibit filed with Seanergy's Post-effective Amendment No. 1 to the Registration Statement on Form F-1 filed with the SEC on September 24, 2010 (File No. 333-166872).

(11)	Incorporated herein by reference to the corresponding exhibit to Seanergy's Report on Form 6-K submitted to the SEC on October 29, 2010.
(12)	Incorporated herein by reference to the corresponding exhibit to Seanergy's Report on Form 6-K submitted to the SEC on February 7, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Dale Ploughman
Name:	Dale Ploughman
Title:	Chief Executive Officer and Chairman of the Board of Directors

Dated: March 31, 2011