Form 20-F
period 2011-12-31
Seanergy Maritime Holdings Corp.
filed 2012-03-19
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Telephone: (011) +30 213 0181507, Fax: (011) +30 210 9638450

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2011, there were 7,317,662 shares of the registrant's common stock, $0.0001 par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  [  ]  Yes    [X]    No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [_] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [_] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.     [_]  Yes   [_]   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [_]	Other [_]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[_]  Item 17    [_] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[_]  Yes    [X]  No

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:

•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	dry bulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	the useful lives and changes in the value of our vessels and their impact on our compliance with loan covenants;

•	availability of crew, number of off-hire days, classification survey requirements and insurance costs;

•	global and regional economic and political conditions;

•
our ability to leverage the relationships and reputation in the dry bulk shipping industry of Safbulk Pty Ltd., or Safbulk Pty, and Safbulk Maritime S.A., or Safbulk Maritime, collectively referred to throughout this annual report as Safbulk, SwissMarine Services S.A., or SwissMarine, and Enterprises Shipping and Trading, S.A., or EST;

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

ii

PART I

References in this annual report to "Seanergy," "we," "us," "our company" or "Company" refer to Seanergy Maritime Holdings Corp. and our subsidiaries, but, if the context otherwise requires, may refer only to Seanergy Maritime Holdings Corp.  References in this annual report to "Seanergy Maritime" refer to our predecessor, Seanergy Maritime Corp.  References in this annual report to "BET" refer to our wholly-owned subsidiary Bulk Energy Transport (Holdings) Limited.  References in this annual report to "MCS" refer to our wholly-owned subsidiary Maritime Capital Shipping Limited.

ITEM 1.                 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                   KEY INFORMATION

A.           Selected Financial Data

The following table presents selected consolidated financial data of Seanergy as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007. The information is only a summary and should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this annual report and section "Item 5. Operating and Financial Review and Prospects." The selected consolidated financial data is a summary of, and is derived from, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Balance sheet data as of December 31, 2009, 2008 and 2007 and income statement data for the years ended December 31, 2008 and 2007 is derived from our audited financial statements not included herein. The historical data included below and elsewhere in this annual report is not necessarily indicative of our future performance.

Our fleet operations commenced in August 2008, upon the consummation of our initial business combination. During the period from our inception to the date of our initial business combination, we were a development stage enterprise.

Amounts in the tables below are in thousands of U.S. dollars, except for share and per share data.

	Year Ended December 31,

	2011	2010	2009	2008	2007
Statement of Income Data:
Vessel revenue, net	104,060	95,856	87,897	34,453	-
Direct voyage expenses	(2,541)	(2,399)	(753)	(151)	-
Vessel operating expenses	(34,727)	(30,667)	(16,222)	(3,180)	-
Voyage expenses - related party	(661)	(434)	(1,119)	(440)	-
Management fees - related party	(2,415)	(2,328)	(1,715)	(388)	-
Management fees	(576)	(316)	-	-	-
General and administration expenses	(8,070)	(7,606)	(5,928)	(2,161)	(445)
General and administration expenses - related party	(603)	(697)	(742)	(109)	-
Amortization of deferred dry-docking costs	(7,313)	(3,657)	(1,045)	-	-
Depreciation	(28,856)	(29,328)	(26,812)	(9,929)	-
Goodwill impairment loss	(12,910)	-	-	(44,795)	-
Vessels' impairment loss	(188,995)	-	-	(4,530)	-
Gain from acquisition of subsidiary	-	-	6,813	-	-
Operating (loss) income	(183,607)	18,424	40,374	(31,230)	(445)
Interest and finance costs	(13,482)	(12,931)	(7,230)	(3,895)	(45)
Interest and finance costs – shareholders	-	-	(386)	(182)	(13)
Interest income	60	358	430	3,361	1,948
Loss on interest rate swaps	(641)	(4,164)	(1,575)	-	-
Foreign currency exchange (losses) gains, net	(46)	14	(44)	(39)	-
Net (loss) income before taxes	(197,716)	1,701	31,569	(31,985)	1,445
Income taxes	(40)	(60)	-	-	-
Net (loss) income	(197,756)	1,641	31,569	(31,985)	1,445
Less: Net income attributable to the noncontrolling interest	-	(1,509)	(1,517)	-	-
Net (loss) income attributable to Seanergy Maritime Holdings Corp. Shareholders	(197,756)	132	30,052	(31,985)	1,445
Net (loss) income per common share
Basic	(27.04)	0.02	17.42	(18.14)	1.84
Diluted	(27.04)	0.02	14.77	(18.14)	1.44
Weighted average common shares outstanding
Basic	7,314,636	5,861,129	1,725,531	1,763,486	783,606
Diluted	7,314,636	5,861,129	2,035,285	1,763,486	1,002,419

Dividends declared per share	-	-	-	2.76	-

	As of December 31,
	2011	2010	2009	2008	2007
Balance Sheet Data:
Total current assets	43,432	68,459	67,473	29,814	235,213
Vessels, net	381,129	597,372	444,820	345,622	-
Total assets	436,476	696,401	538,452	378,202	235,213
Total current liabilities, including current portion of long-term debt	58,697	72,791	42,138	32,999	5,995
Long-term debt, net of current portion	300,586	346,168	267,360	213,638	-
Total Seanergy shareholders' equity	76,923	274,665	208,489	131,565	148,369
Non controlling interest	-	-	18,330	-	-
Total equity	76,923	274,665	226,819	131,565	148,369

	Year Ended December 31,
	2011	2010	2009	2008	2007
Cash Flow Data:
Net cash provided by (used in) operating activities	26,439	31,537	43,208	25,700	1,585
Net cash provided by (used in) investing activities	-	7,885	36,353	(142,919)	(232,923)
Net cash (used in) provided by financing activities	(62,492)	(49,242)	(43,497)	142,551	233,193

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

Industry Specific Risk Factors

Charter hire rates for dry bulk carriers are highly volatile and remain significantly below the highs of 2008, which has adversely affected our revenues, earnings and profitability and our ability to pay dividends in the future.

The abrupt and dramatic downturn in the dry bulk charter market, from which we have derived substantially all of our revenues, has severely affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. Over the comparable period of May through December 2008, the high and low of the Baltic Capesize Index, the Baltic Panamax Index, the Baltic Supramax Index and the Baltic Handysize Index represent declines of 96%, 96%, 94% and 92%, respectively. During 2009, the BDI increased from a low of 772 in January 2009 to a high of 4,661 in November 2009. In 2010, the BDI increased from 3,140 in January 2010 to a high of 4,209 in May 2010 and subsequently decreased to a low of 1,700 in July 2010. In 2011, the BDI experienced further declines reaching a low of 1,043 on February 4, 2011 and a high of 2,173 on October 14, 2011. In 2012 and as of the date of this Annual Report the BDI reached a low of 647 points on February 3, 2012 and a high of 1,624 on January 3, 2012. The decline and volatility in charter rates has been due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased vessel deliveries. Dry bulk charter rates are at depressed levels and may decline further. These circumstances, which result from the economic situation worldwide and the multiple disruptions to the operation of global credit markets, have had a number of adverse consequences for dry bulk shipping, including, among other developments:

•	decrease in available financing for vessels;

•	sharp decline in charter rates, particularly for vessels employed in the spot market;

•	charterers seeking to renegotiate the rates for existing time charters;

•	widespread loan covenant defaults in the dry bulk shipping industry due to the substantial decrease in vessel values; and

•	declaration of bankruptcy by some operators, charterers and ship owners.

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

An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for dry bulk cargoes carried internationally at sea, including coal, iron, ore, grains and minerals. The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2011. As of the end of February 2012, newbuilding orders had been placed for an aggregate of more than 31% of the current global dry bulk fleet, with deliveries expected during the next four years. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity, particularly in conjunction with the currently low level of demand, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. If the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our dry bulk carriers expire or are terminated, we may only be able to recharter those vessels at reduced rates or we may not be able to charter our vessels at all. The current long-term time charters for 9 of our vessels are scheduled to expire in 2012.  Because the factors affecting the supply and demand for dry bulk carriers are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in dry bulk shipping market conditions are also unpredictable.

Factors that could influence demand for seaborne transportation of cargo include:

•	demand for and production of dry bulk products;

•	distance that cargo is to be transported by sea;

•	global and regional economic and political conditions;

•	environmental and other regulatory developments; and

•
changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced and cargoes are used.

The factors that influence the supply of vessel capacity include:

•	number of new vessel deliveries;

•	scrapping rate of older vessels;

•	vessel casualties;

•	price of steel;

•	number of vessels that are out of service;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	port or canal congestion.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, maintenance and insurance coverage, the efficiency and age profile of the existing dry bulk fleet in the market and government and industry regulations of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the world's dry bulk carrier fleet and the sources and supply of cargo to be transported by sea. If the global vessel capacity increases in the dry bulk shipping market, but the demand for vessel capacity in this market does not increase or increases at a slower rate, the charter rates could materially decline, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and we may incur a loss if we sell vessels following a decline in their market value.

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

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain provisions of our credit facilities. If we are not able to remedy a non-compliance or obtain waivers, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels from our fleet, or they could accelerate our indebtedness and foreclose on their collateral, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing. During the year ended December 31, 2011, we were not in compliance with certain covenants contained in our loan agreements with Marfin Popular Bank Public Co Ltd, Greek Branch, trade name Marfin Egnatia Bank (f.k.a. Egnatia Bank S.A. of Greece), or Marfin, and Citibank International plc, or Citibank, which included breach of the covenant which requires that the market value of the vessels and the value of any other outstanding security is not less than a percentage of the outstanding amount of the outstanding loans.  The lenders have agreed to addenda to these loan agreements which waive or modify the breached covenants for a specified period of time.  For more information regarding the Citibank and Marfin loan agreements, please see "Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Credit Facilities." If we are not in compliance with the covenants in our loan agreements and we are unable to obtain waivers, we will not be able to pay dividends in the future until the covenant defaults are cured or we obtain waivers. This may limit our ability to continue to conduct our operations, pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

In addition, if we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings.  For example, in February 2012, we announced a book value loss of approximately $2.4 million relating to the sale of the Handymax drybulk carrier, the African Zebra, to an unrelated third party, which will be reflected in our financial results for the first quarter of 2012.

If economic conditions throughout the world do not improve, it will impede our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of challenges, including recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Since the global economic financial crisis that began in 2008, China's growth rate as determined by changes in its gross domestic product, or GDP, has been decreasing. According to industry sources, the growth rate of China's GDP decreased to approximately 9.2% for the year ended December 31, 2011, as compared to approximately 10.4% for the year ended December 31, 2010, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slower economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our results of operations and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

We maintain cash with a limited number of financial institutions including financial institutions that may be located in Greece, which will subject us to credit risk.

We maintain all of our cash with a limited number of financial institutions, including institutions that are located in Greece. These financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Economic conditions in Greece have been, and continue to be, severely disrupted and volatile, and as a result of sovereign weakness, Moody's Investor Services Inc. has downgraded the bank financial strength ratings, as well as the deposit and debt ratings, of several Greek banks to reflect their weakening stand-alone financial strength and the anticipated additional pressures stemming from the country's challenged economic prospects.

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

Disruptions in world financial markets and the resulting governmental action in the United States, Europe, and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

In recent years, the United States, Europe, and other parts of the world exhibited deteriorating economic trends and significant contraction, de-leveraging and reduced liquidity of the credit markets.  The United States federal government and state governments, the European Union, and other foreign governments have implemented and are continuing to implement a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

A number of financial institutions experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions.  These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios.  These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit or refinance our debt. In addition, these difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.  As of December 31, 2011, we had total outstanding indebtedness of $346.4 million, under six credit facilities which are scheduled to mature in 2013, 2015, 2016 and 2018.

In addition, the world economy is currently facing a number of other challenges.  This includes (i) uncertainty related to the European sovereign debt crisis and certain countries' ability to refinance their sovereign debt, such as Greece, Spain, Portugal, Ireland, and Italy, (ii) uncertainty related to the course of the economic recovery in the United States and (iii) the possibility of an economic slowdown in Asian economies such as China, Japan and South Korea.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, could cause the trading price of our common shares on the NASDAQ Global Select Market to decline precipitously and could cause the price of our common shares to continue to decline or impair our ability to make distributions to our shareholders.

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

Upon redelivery of vessels at the end of a period time or voyage time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, although we rarely deploy our vessels on voyage charters, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter.

Currently we have 3 vessels in the spot charter market. Spot charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense. We do not intend to hedge our fuel costs thus an increase in the price of fuel beyond our expectations may affect in a negative way our profitability and our cash flows.

We may become dependent on spot charters in the volatile shipping markets which may have an adverse impact on stable cash flows and revenues.

We currently employ 3 vessels on spot charters and we may employ more vessels in the spot market when long-term time charters on one or more of our vessels expire. The spot charter market is highly competitive and rates within this market are subject to volatile fluctuations, while longer-term period time charters provide income at predetermined rates over more extended periods of time. When we spot charter our vessels, there can be no assurance that we will be successful in keeping all our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates could affect the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders could be impaired.

Our operations are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends in the future.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. To the extent we operate vessels in the spot market, this seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedule and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, our revenues may be stronger in fiscal quarters ending December 31 and March 31. While this seasonality will not affect our operating results as long as our fleet is employed on period time charters, if our vessels are employed in the spot market in the future, seasonality may materially affect our operating results.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States, the European Union or other governments that could adversely affect our reputation and the market price of our common stock.

From time to time, on charterers' instructions our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism including Cuba, Iran, Sudan and Syria In the future our vessels may call on ports in these countries from time to time on our charterers' instructions.  The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions to additional activities of non-U.S. companies and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations. In order to maintain compliance we are monitoring and reviewing the movement of our vessels on a frequent basis. During 2011, two of our chartered vessels each made one port call to Iraq, another two of our chartered vessels each made one port call to Syria, and another one of our chartered vessels made one port call to Iran, representing approximately 0.99% of the approximately 503 total calls on worldwide ports made by our vessels during 2011. These five port calls occurred while the respective vessels where chartered to third parties and operated at the instructions of the charterers or sub-charterers.

Most of our charters include provisions and trade exclusion clauses prohibiting the vessels from calling on ports where there is an existing U.S embargo. Furthermore as of the date hereof, neither the Company nor its subsidiaries have ever entered into or have any future plans to enter into, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, Syria, Sudan or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries.

Although we intend to comply with all applicable sanctions and embargo laws and regulations, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, not to invest, in our company. Additionally, some investors may decide not to invest in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast water, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

We currently maintain, for each of our vessels, pollution liability coverage insurance of $1.0 billion per incident. If the damages from a catastrophic spill exceed our insurance coverage, it would severely affect us.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security, such as the Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, discharging or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the dry bulk sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although sea piracy worldwide decreased slightly in 2011 for the first time in five years, throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with dry bulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

World events could affect our results of operations and financial condition.

Terrorist attacks such as those in New York on September 11, 2001, in Spain on March 11, 2004, in London on July 7, 2005 and in Mumbai in 2008 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, and the presence of U.S. and other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues, costs and ability to pay dividends in amounts anticipated or at all.

The operation of dry bulk carriers has particular operational risks which could affect our earnings and cash flow.

The operation of vessels such as dry bulk carriers, has certain particular risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during discharging operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during discharging procedures may affect a vessel's seaworthiness while at sea. Hull fractures in dry bulk carriers may lead to the flooding of the vessels' holds. If a dry bulk carrier suffers flooding in her forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and our ability to pay dividends in the future.

If any of our vessels fails to maintain its class certification and/or fails any annual survey, intermediate survey, or special survey, or if any scheduled class survey takes longer or is more expensive than anticipated, this could have a material adverse impact on our financial condition and results of operations.

The hull and machinery of every commercial vessel must be certified by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for the Safety of Life at Sea, or SOLAS. Our vessels are certified with one or more classification societies that are members of the International Association of Classification Societies.

A vessel must undergo annual, intermediate and special surveys. The vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels follow this maintenance cycles for hull and machinery inspection. At the beginning, in between and in the end of this cycle, every vessel is required to undergo inspection of her underwater parts that usually includes dry-docking. These surveys and dry-dockings can be costly and can result in delays in returning a vessel to operation. The cost of our fleet's surveys in 2011 totaled approximately $4.0 million. See "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Requirements" for our anticipated surveys.

If any vessel does not maintain its class, the vessel will not be allowed to carry cargo between ports and cannot be employed or insured. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

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

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution). We may not be adequately insured against all risks or our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

Company Specific Risk Factors

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2011, we had outstanding indebtedness of $346.4 million and we expect to incur additional indebtedness as we further grow our fleet as market conditions warrant. This level of debt could have important consequences to us, including the following:

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

Our various loan agreements require that we maintain certain financial and other covenants. Recently low dry bulk charter rates and dry bulk vessel values have affected our ability to comply with some of these covenants. On September 9, 2009, November 13, 2009, June 2, 2010 and January 31, 2012 we executed addenda no. 1, no. 2, no. 3 and no. 4, respectively, to the loan agreement with Marfin and obtained a waiver of the security margin covenant whereby the aggregate market value of the vessels and the value of any additional security is required to be at least 135% of the aggregate of the debt financing and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained under our Marfin loan agreement, or the Marfin Security Value Covenant, through and including December 31, 2013. Commencing January 1, 2014 the Marfin Security Value Covenant will not be less than 120% and if the percentage is below 120%, then a prepayment of the loans may be required or additional security may be requested. In connection with the amendment and waiver under the addendum no. 4 dated January 31, 2012, Marfin made certain changes to our loan agreement including increasing the interest payable to LIBOR plus 4.00% in respect of the term loan and to LIBOR plus 4.50% in respect of the revolving facility. Additionally, Marfin has agreed to grant waivers to all previous breaches of the loan agreement's covenants.

On February 7, 2012, our subsidiary, Bulk Energy Transport (Holdings) Limited, or BET, entered into a restated loan agreement, or the Citibank Restated Loan Agreement, and a fifth supplemental agreement, or the Fifth Supplemental Agreement, with Citibank, as agent, security agent and account bank for the financial institutions referred to in the Citibank Restated Loan Agreement.  The Fifth Supplemental Agreement temporarily reduced the security value to security requirement covenant which requires the aggregate market value of the BET vessels to be at least 125% of the outstanding amount of the Citibank loan, or the Citibank Security Value Covenant, from 125% to 100% until January 1, 2013. The Citibank Restated Loan Agreement and the Fifth Supplemental Agreement, provide that BET must maintain a minimum amount of $14.5 million in cash in the BET account with Citibank.  Citibank also granted waivers to the minimum equity ratio and minimum liquidity requirement until January 1, 2013 and granted waivers to all previous covenant breaches.

In addition, although we were in compliance as of December 31, 2011 with the terms of the MCS loan agreements by and among United Overseas Bank Limited, or UOB, Hong Kong and Shanghai Banking Corporation Limited, or HSBC, and DVB Bank AG, or DVB, our MCS loan agreements include covenants, among others, that require the MCS borrowers to ensure that the aggregate market value of the MCS vessels is not less than 133%, 125% and 100% of the outstanding amount under each of the UOB senior loan, HSBC loan and DVB loan, respectively. The MCS borrowers have received a waiver from HSBC for compliance with this security requirement until December 31, 2012 and the covenant under the UOB loan takes effect after December 31, 2012. Under the MCS loan facility with DVB, the applicable margin following the supplemental agreement dated May 20, 2010 is LIBOR plus 2.10% per annum on the senior loan and LIBOR plus 4.90% per annum on the junior loan. Under the MCS loan facility with HSBC, following a supplemental agreement dated May 21, 2010, the applicable margin to the later of (i) July 21, 2011 and (ii) the date of compliance with the security requirement covenant is LIBOR plus 3.25% per annum and thereafter is LIBOR plus 2.75% per annum unless there is a breach of  compliance of the security requirement or there is an event of default under the loan agreement. With respect to the MCS loan facility with UOB, and following a supplemental agreement dated May 24, 2010, the applicable margin prior to the voluntary prepayment was LIBOR plus (i) 1.40% per annum if the loan-to-value ratio was equal to or greater than 70%, (ii) 1.25% if the loan-to-value ratio was equal to or greater than 60% but less than 70%, or (iii) 1.10% if the loan-to-value ratio was less than 60%. The applicable margin following the voluntary prepayment is LIBOR plus 2.50% per annum in relation to the senior loan and LIBOR plus 3.50% per annum in relation to the subordinated loan.

If we are not in compliance with the terms of our MCS loan agreements at the time the waivers expire, our lenders could require us to post additional collateral, enhance our equity and liquidity, compel us to withhold payment of dividends, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could also accelerate our indebtedness and foreclose on their collateral. The exercise of any of these remedies could materially adversely impair our ability to continue to conduct our business.

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

Our various loan agreements contain cross-default provisions that may be triggered by a default under any one of our loan agreements. A cross-default provision means that a default on one loan would result in a default on the other loan. Because of the presence of cross default provisions in all of our loan agreements, the refusal of any one lender to grant or extend a waiver could result in our indebtedness under our loan agreements to become accelerated. If our indebtedness under any of our loan agreements is accelerated, it may be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if any of our lenders foreclose on their liens.

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

The restrictions included in the Marfin loan agreement include minimum financial standards we must comply with including:

•
the ratio of financial indebtedness to Last Twelve Months (LTM) Earnings, Before Interest, Taxes, Depreciation and Amortization (EBITDA) shall be less than 6.5:1 (financial indebtedness or net debt are defined is the sum of all outstanding debt facilities minus cash and cash equivalents)

•	the ratio of LTM EBITDA to net interest expense shall not be less than 2:1,

•	the ratio of total liabilities to total assets shall not exceed 0.70:1;

•	unrestricted cash deposits to be not less than 2.5% of the financial indebtedness; and

•	average quarterly unrestricted cash deposits, other than in favor of the lender, to be not less than 5% of the financial indebtedness.

•	the Marfin Security Value Covenant shall not be less than 135%.

We received a waiver from Marfin with respect to the above restrictions through and including December 31, 2013.

Commencing January 1, 2014 the following financial covenants will apply and will be tested on a quarterly basis:

•
the ratio of net debt to Last Twelve Months (LTM) Earnings, Before Interest, Taxes, Depreciation and Amortization (EBITDA) where net debt as defined is the sum of all outstanding debt facilities minus cash and cash equivalents, shall be no more than 8.75:1.

•	the ratio of EBITDA to net interest expense shall not be less than 1.75:1;

•	the aggregate amount of cash deposits shall be no less than 5% of the net debt; and

•
the aggregate market values of the vessels and the value of any additional security shall not be less than 120% of the aggregate of the outstanding amounts under the revolving credit and term facilities and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained.

In addition to the minimum financial standards, under the terms of the Marfin loan agreement, we must also ensure that certain members of the Restis family, who are affiliates of our major shareholders, and the family of our former chairman Mr. George Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital. A violation of this covenant constitutes an event of default under our credit facility and would provide Marfin with various remedies. Under the UOB, DVB and HSBC loan agreements, no other person other than the Restis family or affiliated companies with the Restis family or Seanergy may become the beneficial owner of more than 30% of MCS's issued voting share capital. Furthermore, under the terms of the Citibank loan agreement, the Restis family or affiliated companies must be the ultimate beneficial owners of at least 50.1% of our issued voting share capital or, in certain circumstances, not less than 40% of our issued voting capital. If we are not in compliance with the terms of our loan agreements, our lenders could require us to post additional collateral, enhance our equity and liquidity, compel us to withhold payment of dividends, increase our interest payment, pay down our indebtedness, sell vessels in our fleet, or they could also accelerate our indebtedness and foreclose on their collateral. The exercise of any of these remedies could materially adversely impair our ability to continue to conduct our business.

Under the Citibank loan agreement, the BET subsidiaries are subject to operating and financial covenants that may affect BET's business. Furthermore, the BET subsidiaries must assure the lenders that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the Citibank loan. If the market value of the vessels is less than this amount, the BET subsidiaries must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders, and a portion of the debt may be required to be classified as current.  Under the Citibank supplemental agreement dated December 23, 2010, the applicable margin has been adjusted to 1.75% per annum. In addition, the Fifth Supplemental Agreement dated February 7, 2012 and the Citibank Restated Loan Agreement provide that BET must maintain a minimum amount of $14.5 million in cash in the BET account with Citibank as well as for a waiver of our previous breaches of financial covenants.  The Fifth Supplemental Agreement also provides for a temporary waiver of the minimum equity ratio requirement, the minimum liquidity funds amount as well as a temporary reduction of the Citibank Security Value Covenant to 100% until January 1, 2013 and provides for an increase in the applicable margin.

Under the UOB, HSBC and DVB loan agreements, the MCS subsidiaries are subject to operating and financial covenants that may affect MCS's business. These restrictions may, subject to certain exceptions, limit the MCS subsidiaries' ability to engage in many of the activities listed above. Regarding the UOB loan, the aggregate market value of the underlying vessels may not be less than 133% of the outstanding amount of the UOB senior loan. With regard to the HSBC loan, the aggregate market value of the underlying vessels may not be less than 125% of the outstanding amount of the HSBC loan. With respect to the DVB loan, the aggregate market value of the underlying vessels may not be less than 100% of the outstanding amount of the DVB loan provided that a certain prepayment was made by the Company, on or prior to March 31, 2011. After December 31, 2011, the aggregate market value of the underlying vessels may not be less than 133% of the outstanding amount of the DVB loan. Also, although we were in compliance at December 31, 2011, with the terms of the HSBC loan agreement, we have received waivers from HSBC for compliance of the security requirement through December 31, 2012 (inclusive). With respect to the UOB loan, this covenant will be tested after December 31, 2012. If the market value of the vessels is less than this amount, the MCS subsidiaries must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders, and a portion of the debt may be required to be classified as current.

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

Our ability to comply with the covenants and restrictions contained in our loan agreements may be affected by economic, financial and industry conditions and other factors beyond our control. Any default under our loan agreements that is not waived by the respective lenders, and the remedies sought by the lenders, could prevent us from paying dividends in the future. Any future loan agreement or amendment or debt instrument may contain similar or more restrictive covenants.

The failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

Currently, 12 of our dry bulk vessels are employed under long-term time charters while 4 are employed on bareboat charters, and 3 are employed in the spot market. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the dry bulk shipping industry and the overall financial condition of the counterparties. In addition, in challenging market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charter agreements and our customers may fail to pay charterhire or attempt to renegotiate charter rates. As of the date of this annual report the time charters on which three of the vessels in our fleet are currently deployed provide for charter rates that are above current market rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given the currently decreased charter rate levels, particularly in the dry bulk carrier market. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could suffer significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future and comply with covenants in our loan agreements.

Many of our vessels will soon be exposed to the volatilities of the dry bulk charter markets as their current charters expire.

Dry bulk charter markets have experienced significant continued weakness in 2011. We currently have 3 vessels in the spot market and the current long-term time charters for 9 of our vessels are scheduled to expire in 2012. The time charter market is highly competitive and spot and short-term voyage charter market charter-hire rates (which affect time charter rates) may fluctuate significantly based upon the supply of, and demand for, seaborne dry bulk shipping capacity. Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the dry bulk shipping market. The dry bulk charter market is volatile, and in the past, time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels. If we are required to charter these vessels at a time when demand and charter rates are very low, we may not be able to secure long-term time charter or spot market employment for our vessels at all or at reduced and potentially unprofitable rates. As a result, our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities may be affected.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

Through our subsidiaries BET and MCS, we have four interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to the BET and MCS loan facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. As of December 31, 2011, the fair value of our interest rate swaps was a liability of approximately $4.4 million.

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

Crew costs are a significant expense for us under our charters. Recently, the limited supply of and increased demand for qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our period time and spot charters. Increases in crew costs may adversely affect our profitability.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

As of the date of this annual report, the vessels in our current fleet had an average age of 13.8 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as recently constructed vessels due to improvements in design, technology and engineering. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for conversions, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Also, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton which has become the major vetting service in the dry bulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, as our vessels age, we may not be able to operate these vessels profitably during the remainder of their useful lives.

In addition, unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 30 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

Our vessels may suffer damage and we may face unexpected repair costs, which could adversely affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of dividends in the future. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay repair costs not covered by our insurance.

Purchasing and operating secondhand vessels may result in increased operating costs and vessel off-hire, which could adversely affect our earnings.

Our inspection of secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We will not receive the benefit of warranties on secondhand vessels.

Typically, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

We inspected all of our second hand vessels, which we acquired from both related and unrelated third parties, considered the age and condition of the vessels in budgeting for their operating, insurance and maintenance costs, and if we acquire additional secondhand vessels in the future, we may encounter higher operating and maintenance costs due to the age and condition of those additional vessels.

We are exposed to U.S. Dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

We generate all of our revenues and incur the majority of our operating expenses in U.S. Dollars, but we currently incur many of our general and administrative expenses in currencies other than the U.S. Dollar, primarily the Euro. Because such portion of our expenses is incurred in currencies other than the U.S. Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. Dollar and the Euro, which could affect the amount of net income that we report in future periods. We may use financial derivatives to operationally hedge some of our currency exposure. Our use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

The market value of our vessels can and have fluctuated significantly based on general economic and market conditions affecting the shipping industry and prevailing charter hire rates. Since the end of 2008, the market value of our vessels has dropped significantly due to, among other things, the substantial decline in charter rates. During the year ended December 31, 2008, we recorded an impairment charge of $4.5 million on our vessels and $44.8 on goodwill. No indication of impairment existed as of December 31, 2009, or December 31, 2010. During the year ended December 31, 2011, we recorded an impairment charge of $12.9 million on goodwill and $188.9 million on our vessels. There can be no assurance as to how long charter rates and vessel values will remain at the current low levels or whether they will improve to any significant degree. Consequently, we may have to record further impairments of our vessels and goodwill.

The market value of our vessels may increase or decrease in the future depending on the following factors:

•	economic and market conditions affecting the shipping industry in general;

•	supply of dry bulk vessels, including newbuildings;

•	demand for dry bulk vessels;

•	scrap values;

•	types, sizes and ages of vessels;

•	other modes of transportation;

•	competition from other shipping companies;

•	cost of newbuildings;

•	technological advances;

•	new regulatory requirements from governments or self-regulated organizations; and

•	prevailing level of charter rates.

In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. In addition, whenever events or changes in circumstances indicate potential impairment, we test the carrying value of our vessels in our financial statements, based upon their earning capacity and remaining useful lives. Earning capacity is measured by the vessels' expected earnings under their charters. If we determine that our vessels' carrying values should be reduced, we would recognize an impairment charge on our financial statements that would result in a potentially significant charge against our earnings and a reduction in our shareholders' equity. Such impairment adjustment could also hinder our ability to raise capital. If for any reason we sell our vessels at a time when prices have fallen, the sale proceeds may be less than that vessel's carrying amount on our financial statements, and we would incur a loss and a reduction in earnings. Finally, a decline in vessel values would likely cause us to violate certain covenants in our loan agreement that require vessel values to equal or exceed a stated percentage of the amount of our loans. Such violations could result in a default under our loan agreements.

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

We obtain charters for our vessels in highly competitive markets in which our market share is insufficient to enforce any degree of pricing discipline. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. Competition for the transportation of dry bulk cargoes can be intense and depends on price, customer relationships, operating expertise, professional reputation and size, location, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

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

Pursuant to our management agreement with EST, M/S Fleet and Wallem, we pay a fee of $450, $296 and $230, per day per vessel, respectively, for providing technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors' and officers' liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursed by us. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our technical managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

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

Because SwissMarine is the sole counterparty on the time charters for four of our vessels, the failure of this counterparty to meet its obligations could cause us to suffer losses, thereby decreasing our revenues, operating results and cash flows.

Four out of five BET vessels are chartered to SwissMarine, a company affiliated with members of the Restis family. Our charters may terminate earlier than the dates indicated in this annual report. Under our charter agreements, the events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of our charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry, the charter rates received for specific types of vessels, the ability of the charterer to obtain letters of credit from its customers and various operating expenses. It is our understanding that SwissMarine operates some of the vessels on period charters and some of the vessels in the spot market. The spot market is highly competitive and spot rates fluctuate significantly. Vessels operating in the spot market generate revenues that are less predictable than those on period time charters. Therefore, SwissMarine may be exposed to the risk of fluctuating spot dry bulk charter rates, which may have an adverse impact on its financial performance and its obligations. The cost and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows, financial condition and our ability to pay dividends.

The majority of the members of our shipping committee are appointees nominated by affiliates of members of the Restis family, which could create conflicts of interest detrimental to us.

Our board of directors has created a shipping committee, which has been delegated exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. Affiliates of members of the Restis family have the right to appoint two of the three members of the shipping committee and as a result such affiliates will effectively control all decisions with respect to our shipping operations that do not involve a transaction with a Restis affiliate. Mr. Dale Ploughman, Ms. Christina Anagnostara and Mr. Dimitris Panagiotopoulos currently serve on our shipping committee. Mr. Ploughman also will continue to serve as an officer and/or director of other entities affiliated with members of the Restis family that operate in the dry bulk sector of the shipping industry. The dual responsibilities in exercising fiduciary duties to us and other entities in the shipping industry could create conflicts of interest. Although Mr. Ploughman intends to maintain as confidential all information he learns from one company and not disclose it to the other entities for which he serves; in certain instances this could be impossible given the respective roles with various companies. There can be no assurance that Mr. Ploughman would resolve any conflicts of interest in a manner beneficial to us.

The Restis affiliate shareholders hold approximately 85% of our outstanding common stock which limits your ability to influence our actions.

As of the date of this annual report, the Restis affiliate shareholders own approximately 85% of our outstanding common stock. Our major shareholders have the power to exert considerable influence over our actions and matters which require shareholder approval, which limits your ability to influence our actions. Furthermore, under the terms of the Citibank loan agreement, the Restis family or affiliated companies must be the ultimate beneficial owners of at least 50.1% of our issued voting share capital or, in certain circumstances, not less than 40% of our issued voting capital. Additionally, under the terms of the Marfin loan agreement, we must also ensure that members of the Restis family and the family of our former chairman Mr. George Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital. Under the UOB, DVB and HSBC loan agreements, no other person other than the Restis family or affiliated companies with the Restis family or Seanergy may become the beneficial owner of more than 30% of MCS's issued voting share capital.

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

We are incorporated under the laws of the Republic of the Marshall Islands, and all of our assets are, and will be, located outside of the United States. Our business is operated primarily from our offices in Athens, Greece. In addition, our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us, or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, you may have difficulty enforcing, both within and outside of the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. There is also substantial doubt that the courts of the Republic of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us, or our affiliates for a cause of action arising under Marshall Islands laws, it may be impracticable for you to do so given the geographic location of the Marshall Islands. For more information regarding the relevant laws of the Marshall Islands, please read "Enforceability of Civil Liabilities."

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

Risks Relating to Our Common Stock

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

On January 28, 2011, we were notified by NASDAQ that we were no longer in compliance with NASDAQ Listing Rule 5450(a)(1) because the closing bid price of our common stock for 30 consecutive business days, from December 14, 2010 to January 26, 2011, had been below the minimum $1.00 per share bid price requirement for continued listing on the NASDAQ Global Market. In response, we conducted a 1-for-15 reverse stock split on June 24, 2011, or the Reverse Stock Split, which was approved at a special meeting of our shareholders on January 4, 2011. We regained compliance during July 2011 when, during the applicable grace period, the closing bid price of our common stock was at least $1.00 per share for a minimum of ten consecutive business days.

On January 24, 2012, we were notified by NASDAQ that we were no longer in compliance with NASDAQ Listing Rule 5450(b)(1)(C) because the market value of the publicly held shares of our common stock for 30 consecutive business days, from December 6, 2011 to January 23, 2012 had been below the minimum $5,000,000 market value of publicly held shares requirement for continued listing on the NASDAQ Global Market. This notification had no effect on the listing of the Company's common stock, and the applicable grace period to regain compliance was 180 calendar days, expiring on July 23, 2012.  The Company regained compliance at the end of February 2012, when during the applicable grace period the Company's minimum market value of our publicly held shares was $5,000,000 or greater for a minimum of ten consecutive business days.

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

We have assumed Seanergy Maritime's obligation to issue shares of common stock and warrants to purchase shares of our common stock under the unit purchase option it granted the underwriter in its initial public offering at an exercise price of $12.50 per unit. For each unit the underwriter elects to purchase from us pursuant to the terms of the unit purchase option, we will issue to the original underwriter one-fifteenth of a unit share, identical to one-fifteenth of a share of our common stock, and one unit warrant.  The unit warrants have an exercise price of $6.50 per warrant whereby any 15 of such warrants are exercisable at an aggregate price of $97.50 to purchase one unit warrant share.  This would result in the issuance of 133,332 common shares upon the exercise of the unit option and unit warrants.  The sale of the common shares issued upon such events, or the perception that such events may occur, could materially and adversely affect the market price of our common shares. Furthermore, we may issue additional securities in the future that may have a dilutive effect to the holders of our common shares.

ITEM 4.                   INFORMATION ON THE COMPANY

A.           History and Development of the Company

Incorporation of Seanergy and Seanergy Maritime

We were incorporated under the laws of the Republic of the Marshall Islands on January 4, 2008, originally under the name Seanergy Merger Corp., as a wholly owned subsidiary of Seanergy Maritime Corp., or Seanergy Maritime. We changed our name to Seanergy Maritime Holdings Corp. on July 11, 2008. Our executive offices are located at 1-3 Patriarchou Grigoriou Street, 166 74 Glyfada, Athens, Greece and our telephone number is 011-30-2130181507.

Seanergy Maritime was incorporated in the Marshall Islands on August 15, 2006 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. Seanergy Maritime, up to the date of the initial business combination, had not commenced any business operations and was considered a development stage enterprise. Seanergy Maritime is our predecessor. See "Dissolution and Liquidation of Our Predecessor."

Initial Public Offering of Seanergy Maritime and Initial Business Combination

On September 28, 2007, Seanergy Maritime consummated its initial public offering of 23,100,000 units, with each unit consisting of one share of its common stock and one warrant. Each warrant entitled the holder to purchase one share of Seanergy Maritime common stock at an exercise price of $6.50 per share.  As a result of the Reverse Stock Split, each unit holder is entitled to a one-fifteenth share upon the exercise of each unit. The initial public offering generated $227,071,000 in net proceeds, after deducting certain deferred offering costs, that was held in a trust account maintained by Continental Stock Transfer & Trust Company, which we refer to as the Seanergy Maritime Trust Account.

We acquired our initial fleet of six dry bulk carriers from the Restis family for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 (face value) in the form of a convertible promissory note, or the Note, and (iii) an aggregate of 4,308,075 shares of our common stock (or 287,205 shares as adjusted for the Reverse Stock Split), subject to us meeting an Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, target of $72.0 million to be earned between October 1, 2008 and September 30, 2009, which target was achieved and the additional consideration was recorded as an increase in goodwill of $17,275,000. This acquisition was made pursuant to the terms and conditions of a Master Agreement dated May 20, 2008 among us, Seanergy Maritime, our former parent, the several selling parties who are affiliated with members of the Restis family, and the several investing parties who are affiliated with members of the Restis family, and six separate memoranda of agreement, which we collectively refer to as the "MOAs," between our vessel-owning subsidiaries and each seller, each dated as of May 20, 2008. The acquisition was completed with funds from the Seanergy Maritime Trust Account and with financing provided by Marfin.

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

Dissolution and Liquidation of Our Predecessor

On August 26, 2008, shareholders of Seanergy Maritime also approved a proposal for the dissolution and liquidation of Seanergy Maritime, or the dissolution and liquidation, which was originally filed with the SEC on June 17, 2008, subsequently amended on July 31, 2008 and supplemented on August 22, 2008. Seanergy Maritime proposed the dissolution and liquidation because following the vessel acquisition, Seanergy Maritime was no longer needed and its dissolution was expected to save substantial accounting, legal and compliance costs related to the U.S. federal income tax filings necessary because of Seanergy Maritime's status as a partnership for U.S. federal income tax purposes.

In connection with the dissolution and liquidation of Seanergy Maritime, on January 27, 2009, Seanergy Maritime filed Articles of Dissolution with the Registrar of Corporations of the Marshall Islands in accordance with Marshall Islands law and distributed to each holder of shares of common stock of Seanergy Maritime one share of our common stock for each share of Seanergy Maritime common stock owned by such shareholders. All outstanding warrants and the underwriter's unit purchase option of Seanergy Maritime concurrently became our obligations and became exercisable to purchase our common stock. Following the dissolution and liquidation of Seanergy Maritime, our common stock and warrants began trading on the NASDAQ Market on January 28, 2009. For purposes of this annual report all share data and financial information for the period prior to January 27, 2009 is that of Seanergy Maritime.

BET acquisition

On August 12, 2009, we closed on the acquisition of a 50% interest in BET from Constellation Bulk Energy Holdings, Inc., or Constellation. Following this acquisition, we controlled BET through our right to appoint a majority of the BET board of directors pursuant to a shareholder agreement with Mineral Transport Holdings, Inc., or Mineral Transport, a company controlled by members of the Restis family. The purchase price consisted of $1.00 and the acquisition of assets and the assumption of liabilities. The stock purchase was accounted for under the purchase method of accounting and accordingly the assets (vessels) acquired and the liabilities assumed have been recorded at their fair values. In addition to the vessels, the other assets acquired include $37.75 million in cash and restricted cash and $4.32 million in current receivables and inventories. The fair value of the vessels as of the closing of the acquisition was $126.0 million, and BET owed $143.01 million under its credit facility as of such date. The results of operations of BET are included in our consolidated statement of operations commencing on August 12, 2009.  On October 22, 2010, we purchased the remaining 50% non-controlling ownership interest in BET from Mineral Transport for consideration that was paid in the form of: (i) $7.0 million in cash paid to Mineral Transport and (ii) 24,761,905 shares of our common stock (or 1,650,793 shares as adjusted for the Reverse Stock Split) totaling $26.0 million determined based upon an agreed price of $1.05 per share (or $15.75 per share as adjusted for the Reverse Stock Split) and having a fair value of $30.95 million. The acquisition was treated as a transaction between entities under common control, and as such, the transaction was retrospectively reported as of May 20, 2010, due to the expiration on May 20, 2010 of a voting agreement between certain of our shareholders who are affiliated with members of the Restis family, and Seanergy Maritime's founding shareholders, composed of our former directors Messrs. Georgios Koutsolioutsos, Alexios Komninos, and Ioannis Tsigkounakis, and from that date our majority shareholders, the Restis family, also became our controlling shareholders. The excess of the consideration paid to acquire the remaining equity interest over its carrying value was recorded as a deemed distribution in equity amounting to $18.11 million.

MCS acquisition

On May 28, 2010, after entering into a share purchase agreement with Maritime Capital Shipping (Holdings) Limited, or Maritime Capital, a company controlled by members of the Restis family, we completed the final documentation for the acquisition of a 51% ownership interest in MCS for consideration of $33.0 million. The consideration was paid to Maritime Capital from the proceeds of our equity offering completed in February 2010 and from our cash reserves. On September 15, 2010, we completed the acquisition from Maritime Capital of the remaining 49% ownership interest in MCS for consideration that was paid in the form of: (i) cash in the amount of $3.0 million paid to Maritime Capital from our cash reserves and (ii) 24,761,905 shares of our common stock (or 1,650,793 shares as adjusted for the Reverse Stock Split) totaling $26.0 million at an agreed price of $1.05 per share (or $15.75 per share as adjusted for the Reverse Stock Split) and having a fair value of $26.74 million. The acquisition was treated as a transaction between entities under common control, and as such, the transaction was recorded at historical cost and was retrospectively reported as of May 20, 2010. Accordingly, the excess of the consideration paid to acquire MCS over its carrying value was recorded as a deemed distribution in equity amounting to $2.06 million.

Equity Injection Plan

On January 31, 2012, we completed an equity injection plan with four entities affiliated with the Restis family.  In exchange for $10 million, we issued an aggregate of 4,641,620 of our common shares to the four entities at a price of $2.15442.  The price was determined as the average closing price of the five trading days preceding the execution of the purchase plan.  Following the issuance of the shares and as of the date of this report we have 11,959,282 outstanding common shares.

B.           Business Overview

We are an international company providing worldwide seaborne transportation of dry bulk commodities through our wholly-owned vessel-owning subsidiaries, which include BET and MCS. We own and operate a fleet of 19 dry bulk vessels that consists of four Capesize vessels, three Panamax vessels, two Supramax vessels and ten Handysize vessels. Our fleet carries a variety of dry bulk commodities, including coal, iron ore, and grains, as well as bauxite, phosphate, fertilizer and steel products.

Our Fleet

The following is a list of the vessels in our fleet as of the date of this annual report.  The table below sets forth summary information concerning our fleet of drybulk carriers:

Vessel/Flag	Type	Dwt	Year Built	Current Employment	Terms of Employment Period	Daily Base Gross Charter Hire Rate	Profit Sharing Above Base Charter Hire Rate	Charterer
African Oryx /Bahamas	Handysize	24,112	1997	Time Charter	Expiring June 2013	$7,000 base rate	50% above the base rate (1)	MUR Shipping B.V.
Bremen Max/ Isle of Man	Panamax	73,503	1993	Spot Time Charter	Expiring May 2012	$11,500	None	A/C Pacific Bulk Shipping Limited
Hamburg Max /Isle of Man	Panamax	73,498	1994	Time Charter	Expiring October 2012	$21,500 base rate and a ceiling of $25,500	100% between base and ceiling and 50% above the ceiling (2)	A/C Mansel Ltd.
Davakis G./Bahamas (3)	Supramax	54,051	2008	Time Charter	Expiring January 2013	$14,500	None	A/C Bunge
Delos Ranger /Bahamas (3)	Supramax	54,057	2008	Spot Time Charter	Expiring April 2012	$13,500	None	Noble Chartering Corp.
BET Commander /Isle of Man	Capesize	149,507	1991	Spot Voyage Charter	Expiring April 2012	N/A	None	Fair Wind Chartering Pte Ltd.
BET Fighter /Isle of Man	Capesize	173,149	1992	Time Charter	Expiring August 2012	BCI Linked (6)	None	SwissMarine Services S.A.
BET Prince /Isle of Man	Capesize	163,554	1995	Time Charter	Expiring December 2012	BCI Linked (6)	None	SwissMarine Services S.A.
BET Scouter /Isle of Man	Capesize	172,173	1995	Time Charter	Expiring July 2012	BCI Linked (6)	None	SwissMarine Services S.A.
BET Intruder /Isle of Man	Panamax	69,235	1993	Time Charter	Expiring October 2012	$12,250	None	SwissMarine Services S.A.
Fiesta /Liberia (4)	Handysize	29,519	1997	Bareboat Charter	Expiring November 2013	(7)	None	Oldendorff Carriers GmbH & Co. KG

Vessel/Flag	Type	Dwt	Year Built	Current Employment	Terms of Employment Period	Daily Base Gross Charter Hire Rate	Profit Sharing Above Base Charter Hire Rate	Charterer
Pacific Fantasy /Liberia (4)	Handysize	29,538	1996	Bareboat Charter	Expiring January 2014	(7)	None	Oldendorff Carriers GmbH & Co. KG
Pacific Fighter /Liberia (4)	Handysize	29,538	1998	Bareboat Charter	Expiring November 2013	(7)	None	Oldendorff Carriers GmbH & Co. KG
Clipper Freeway /Liberia (4)	Handysize	29,538	1998	Bareboat Charter	Expiring January 2014	(7)	None	Oldendorff Carriers GmbH & Co. KG
African Joy /Hong Kong	Handysize	26,482	1996	Time Charter	Expiring February 2013	BHSI Linked (8)	None	MUR Shipping B.V.
African Glory /Hong Kong	Handysize	24,252	1998	Time Charter	Expiring November 2012 (5)	$7,000 base rate and a ceiling of $12,000	75% between base and ceiling and 50% above the ceiling (1)	MUR Shipping B.V.
Asian Grace /Hong Kong	Handysize	20,138	1999	Time Charter	Expiring September 2012 (5)	$7,000 base rate and a ceiling of $11,000	75% between base and ceiling and 50% above the ceiling (1)	MUR Shipping B.V.
Clipper Glory /Hong Kong	Handysize	30,570	2007	Time Charter	Expiring August 2012	$25,000	None	CF Bulk Carriers Ltd. (Clipper Bulk Shipping Limited)
Clipper Grace /Hong Kong	Handysize	30,548	2007	Time Charter	Expiring August 2012	$25,000	None	CF Bulk Carriers Ltd. (Clipper Bulk Shipping Limited)
Total		1,256,962

(1)           Calculated using the adjusted Time Charter average of the Baltic Supramax Index.
(2)	Calculated using the Time Charter average of the Baltic Panamax Index.
(3)	Sister ships.
(4)	Sister ships.
(5)	Open ended contract that continues after the date specified until mutual notice is given six months in advance.
(6)	Calculated using the adjustment Time Charter average of the Baltic Capesize Index.
(7)	Time Charter average of Baltic Handysize Index increased by 100.63% minus operating expenses.
(8)	Calculated using the adjusted Time Charter average of the Baltic Handysize Index.

Management of Our Fleet

Safbulk Pty performs the commercial management of our initial fleet of six vessels. Safbulk Maritime performs the commercial management of the BET fleet. Each of Safbulk Pty and Safbulk Maritime, which are controlled by members of the Restis family and are collectively referred to throughout this annual report as Safbulk, has entered into a brokerage agreement with Seanergy Management, one of our wholly-owned subsidiaries, to provide these commercial management services, pursuant to which Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. See "— Brokerage Agreements" below. MCS carries out the commercial management of its fleet in-house, arranging and negotiating the terms of its vessels' time and bareboat charters based on market conditions.

EST performs the technical management of our initial fleet of six vessels and the BET fleet. EST is controlled by members of the Restis family. Safbulk and EST presently do business with over 100 customers, the majority of which have been customers since inception.

Safbulk's and EST's main objective is to ensure responsible and ethical management of services and processes from the point of view of health, safety and environmental aspects. Towards this end it has increased its self regulation by adopting various models (EFQM, EBEN) standards (ISO 9001, ISO 14001, and OHSAS 18001) and codes (ISM Code).

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

Brokerage Agreements

Safbulk Pty serves as exclusive commercial broker for our initial fleet of six vessels pursuant to a brokerage agreement with Seanergy Management. Safbulk Maritime performs the commercial management of the BET fleet pursuant to a brokerage agreement with BET. Commercial management services include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management and BET, as applicable. Pursuant to the brokerage agreements, Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The brokerage agreement with Safbulk Pty was originally for a term of two years expiring in May 2010. The brokerage agreement with Safbulk Maritime was originally for a term of one year expiring in August 2010. Each brokerage agreement is automatically renewable for consecutive periods of one year, unless either party is provided with three months' written notice prior to the termination of such period. Both brokerage agreements have since been automatically renewed for another year, expiring in May 2012 and August 2012 respectively.

Management Agreements

Seanergy Management has entered into a management agreement with EST with respect to our initial fleet of six vessels and BET has entered into a management agreement with EST with respect to the BET fleet. Pursuant to these management agreements, EST performs certain duties that include general administrative and support services necessary for the operation and employment of such vessels, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to our instructions, sale and purchase of vessels. On October 1, 2011 each of Seanergy Management and BET entered into an Amendment no. 1 to the management agreements with EST which provide that effective from October 1, 2011 and for the tenure of the agreement the Company shall pay a management fee per day per vessel of $450 and it was further mutually agreed that effective from October 1, 2011 no adjustment will be made on the fee per vessel per day, unless agreed by the parties in writing by an amendment to the agreement.

The management fee under both agreements was Euro 436 per vessel per day for the year ended December 31, 2010, and, under both agreements, the management fee was increased to Euro 460 per vessel per day for the first nine months of the year ending December 31, 2011. As of October 1, 2011 the management fee under both agreements was reduced to $450 per vessel per day Management fees are payable monthly in advance on the first business day of each following month.

The management agreement between Seanergy Management and EST was for an initial period of two years and is automatically extended for successive one year periods, unless three months' written notice is given by either party. The management agreement between BET and EST was for an initial period of one year and is automatically extended for successive one year periods, unless three months' written notice is given by either party.

Under the terms of our management agreements with third parties, namely M/S Fleet and Wallem, ship managers were entitled to receive an annual fee of $108,000 and $84,000 per vessel, respectively, in 2010. In 2011, M/S Fleet and Wallem were entitled to receive an annual fee of $120,000 and $96,000 per vessel, respectively. The management agreements with M/S Fleet and Wallem may be terminated by two months prior notice by either party.

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

Distinguishing Factors and Business Strategy

The international dry bulk shipping industry is highly fragmented and, as of December 2011, was comprised of approximately 8,890 ocean-going vessels of tonnage size greater than 10,000 dwt. Seanergy competes with other owners of dry bulk carriers, some of which may have a different mix of vessel sizes in their fleet. We have identified the following factors that distinguish us in the dry bulk shipping industry.

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

•           Balanced Chartering Strategies.  Despite the recent economic crisis, we are currently able to meet our working capital needs and debt repayments. We expect the recent decline in charter rates to affect our revenues only on vessels earning index-linked charter rates and to the extent that redelivered vessels whose charters expire during periods of low spot rates will have to commence employment on new charters at lower rates. Our current strategy involves holding a diversified portfolio of charter contracts, including fixed rate time charter, floating rate agreements and profit sharing agreements. This allows us to cover our liquidity requirements while profiting from any favorable market movements. Furthermore, our strategy allows us to avoid fixing our vessels for long periods at unprofitable rates. We may in the future pursue other market opportunities for our vessels to capitalize on favorable market conditions, including entering into longer -term time charters, pool arrangements or bareboat charters.

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

The Dry Bulk Shipping Industry

The global dry bulk carrier fleet is divided into four categories based on a vessel's carrying capacity. These categories are:

•           Capesize. Capesize vessels have a carrying capacity of exceeding 100,000dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

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

•           Handymax/Supramax. Handymax vessels have a carrying capacity of between 30,000 and 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. The standard vessels are usually built with 25-30 ton cargo gear, enabling them to discharge cargo where grabs are required (particularly industrial minerals), and to conduct cargo operations in countries and ports with limited infrastructure. This type of vessel offers good trading flexibility and can, therefore, be used in a wide variety of bulk and neobulk trades, such as steel products. Supramax are a sub-category of this category typically having a cargo carrying capacity of between 50,000 and 60,000 dwt.

•           Handysize. Handysize vessels have a carrying capacity of up to 30,000 dwt. These vessels are almost exclusively carrying minor bulk cargo. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and discharging.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation. Safbulk negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. We compete primarily with other owners of drybulk carriers, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of dry bulk carriers is highly fragmented and is divided among publicly listed companies, state controlled and independent bulk carrier owners. We compete primarily with owners of drybulk vessels in the Handymax, Supramax and Panamax class sizes. Some of our publicly listed competitors include Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Freeseas Inc. (NASDAQ: FREE), Excel Maritime Carriers Ltd. (NYSE: EXM), Genco Shipping and Trading Limited (NYSE: GNK), Globus Maritime Limited (NASDAQ: GLBS), Navios Maritime Partners L.P. (NASDAQ: NMM), Paragon Shipping Inc. (NYSE: PRGN), Safe Bulkers Inc. (NYSE: SB) and Star Bulk Carriers Corp. (NASDAQ: SBLK).

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

International Maritime Organization

The United Nations' International Maritime Organization (the "IMO") has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL").  MARPOL entered into force on October 2, 1983.  It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons.  "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  By January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  By July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America will also be designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea, including the coastal waters around Puerto Rico and the U.S. Virgin Islands.  Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.  We cannot assure you that the jurisdictions in which our vessels operate will not adopt more stringent emissions standards independent of the IMO.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships.  The IMO periodically revises the SOLAS and LL Convention standards.

The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that our technical manager has developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate, or SMC, for each vessel they operate. This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a safety management system, or SMS. No vessel can obtain an SMC under the ISM Code unless its manager has been awarded a document of compliance, or DOC, issued in most instances by the vessel's flag state.

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions.  For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels.  In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007. The new regulation applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards.

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

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States.  The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea.  OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;

(iii)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(iv)	loss of subsistence use of natural resources that are injured, destroyed or lost;

(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels (e.g. drybulk) to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met.   The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  In 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases.  As of November 2011, the Office of Management and Budget continues to review this proposed rule.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the "CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans ("SIPs") designed to attain national health-based air quality standards in each state.  Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA.  To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state.  Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.

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

For maintenance of the class certification, regular and occasional surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal.  Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are usually dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

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

Hull and Machinery Insurance

We maintain marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of the vessels. The vessels are covered up to at least fair market value, with deductibles in amounts of approximately $100,000 to $172,500.

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

 C.           Organizational Structure

We are the parent company of the following wholly-owned subsidiaries as of the date of this annual report:

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

As of December 31, 2011, we owned and operated a total fleet of 20 dry bulk carrier vessels, consisting of four Capesize, three Panamax, two Supramax, one Handymax and ten Handysize vessels. These ships have a combined carrying capacity of 1,295,594 dwt and an average age of approximately 14.3 years, out of an expected useful life of 30 years.

We generate revenues by charging customers for the transportation of dry bulk cargo using our vessels. As of December 31, 2011 three of our vessels operated under long-term index-linked employment, five vessels were employed under long-term fixed-rate charter agreements, five vessels were operating under fixed rate charters with profit sharing agreements, four vessels were on bareboat charters and three vessels operated in the spot market. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, but the vessel owner pays the vessel operating expenses. A bareboat charter is a contact for a specified period of time during which the charterer is given control of the vessel, including the right to appoint the master and the crew. Under bareboat charters, all voyage and vessel operating expenses are paid by our customers.

We tested our goodwill for potential impairment and concluded that indication of impairment existed as of September 30, 2011 but not as of December 31, 2011. The fair value for goodwill impairment testing was estimated by using the income approach which is calculated using the expected present value of future cash flows, applying judgments and assumptions that management believes were appropriate in the circumstances as well as by using the market capitalization approach. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel). The weighted average cost of capital used was 8.16% and 8.46% for the nine month period ended September 30, 2011 and for the year ended December 31, 2011, respectively.

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

A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses such as port, canal and fuel costs are paid by the vessel owner. A time charter voyage and a period time charter or period charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses. Under both types of charters, the vessel owners pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The vessel owners are also responsible for each vessel's dry-docking and intermediate and special survey costs.

Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market for single voyages during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs.  As of December 31, 2011 three of our vessels operated under long-term index-linked employment, five vessels were employed under long-term fixed-rate charter agreements, five vessels were operating under fixed rate charters with profit sharing agreements, four vessels were on bareboat charters and three vessels operated in the spot market. During the year ended December 31, 2010, sixteen of our vessels were under time charter employment and the other four vessels were under bareboat charter employment.

A standard maritime industry performance measure is the "time charter equivalent" or "TCE." TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rates for 2011, 2010 and 2009 were $14,524, $16,532 and $32,909, respectively.

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

	Year Ended December 31,
	2011	2010	2009
Fleet Data:

Average number of vessels(1)	20.0	16.6	7.9
Ownership days(2)	7,300	6,040	2,895
Available days(3)	7,133	5,662	2,638
Operating days(4)	6,944	5,627	2,614
Fleet utilization(5)	95.1%	93.2%	90.3%
Fleet utilization excluding drydocking off hire days (6)	97.4%	99.4%	99.1%

Average Daily Results:
Vessel TCE rate(7)	$14,524	$16,532	$32,909
Vessel operating expenses(8)	$4,757	$5,077	$5,603
Management fees(9)	$410	$438	$592
Total vessel operating expenses(10)	$5,167	$5,515	$6,195

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

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the year ended December 31, 2011, the Company incurred 167 off-hire days for vessel surveys.

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
(6)
Fleet utilization excluding drydocking off-hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off-hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions:

	Year Ended December 31,
(In thousands of U.S. dollars, except operating days and daily time charter equivalent rate)	2011	2010	2009

Net revenues from vessels	$104,060	$95,856	$87,897
Voyage expenses	(2,541)	(2,399)	(753)
Voyage expenses — related party	(661)	(434)	(1,119)
Net operating revenues	$100,858	$93,023	$86,025
Operating days	6,944	5,627	2,614
Daily time charter equivalent rate	$14,524	$16,532	$32,909

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Year Ended December 31,
(In thousands of U.S. dollars, except ownership days and daily vessel operating expenses)	2011	2010	2009

Operating expenses	$34,727	$30,667	$16,222
Ownership days	7,300	6,040	2,895
Daily vessel operating expenses	$4,757	$5,077	$5,603

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.
(10)
Total vessel operating expenses, or TVOE, is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Year ended December 31, 2011 as compared to year ended December 31, 2010

Vessel Revenue — Related Party, Net — Vessel revenue, related party, during the year ended December 31, 2011 decreased by $8,491,000, or 19%, to $35,684,000 from $44,175,000 for the year ended December 31, 2010, before related party address commissions of $1,327,000 and $1,546,000 for the years ended December 31, 2011 and 2010, respectively. The decrease in net vessel revenue — related party, is a result of the chartering of the Bremen Max, Hamburg Max and BET Commander to unrelated third parties commencing on December 1, 2010, August 31, 2010 and October 6, 2011, respectively.

Vessel Revenue, Net - Vessel revenue, net during the year ended December 31, 2011 increased by $16,778,000, or 31%, to $71,555,000 from $54,777,000 for the year ended December 31, 2010, before address commissions of $1,852,000 and $1,550,000 for the years ended December 31, 2011 and 2010, respectively. The increase in net vessel revenue from unrelated third parties is the result of the chartering of the Bremen Max, Hamburg Max and BET Commander to unrelated third parties commencing on December 1, 2010, August 31, 2010 and October 6, 2011, respectively, as well as revenues received from the MCS fleet for the period from May 21, 2010 to December 31, 2010. The Bremen Max ended its employment with the related party on September 25, 2010 and underwent dry-docking repairs before commencing its employment to the unrelated third party.

Direct Voyage Expenses — Direct voyage expenses, which include bunkers and port expenses and brokerage commissions, increased by $142,000, or 6%, to $2,541,000 during the year ended December 31, 2011 from $2,399,000 in the year ended December 31, 2010. The increase in direct voyage expenses is principally due to an increase in operating days from 5,627 in 2010 to 6,944 in 2011 and the consolidation of MCS's operations commencing on May 21, 2010.

Vessel Operating Expenses — For the year ended December 31, 2011, our vessel operating expenses increased by $4,060,000, or 13%, to $34,727,000, from $30,667,000 for the year ended December 31, 2010. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, chemicals and lubricants, consumable stores, tonnage taxes and other miscellaneous expenses. The increase in operating expenses is attributable to the increase in ownership days to 7,300 and an average of 20.0 vessels for the year ended December 31, 2011, as compared to an average of 6,040 ownership days and an average of 16.6 vessels for the year ended December 31, 2010, resulting from the consolidation of MCS's operations commencing on May 21, 2010. The increase in vessel operating expenses was offset by the decrease in additional repair costs incurred as a result of the dry-dock surveys for five of our vessels during the year ended December 31, 2011 as compared to seven of our vessels during the year ended December 31, 2010. Our daily vessel operating expenses decreased to $4,757 for the year ended December 31, 2011, from $5,077 for the year ended December 31, 2010.

Voyage Expenses — Related Party — These expenses represent commissions charged in relation to the brokerage agreement we have with Safbulk, an affiliate, for the provision of chartering services. Voyage expenses, related party, increased by $227,000, or 52%, to $661,000 in the year ended December 31, 2011, from $434,000 in the year ended December 31, 2010. The chartering commissions represent a commission of 1.25% payable to Safbulk on the collected vessel revenue. The increase in voyage expenses – related party is mainly attributable to the fact that three of MCS vessels have brokerage agreements with Safbulk, and as such, those vessels recorded expenses for the entire 2011 as compared to the consolidation of MCS's operations which commenced on May 21, 2010.

Management Fees — Related Party — For the year ended December 31, 2011, management fees charged by EST, which is a related party, increased by $87,000, or 4%, to $2,415,000 from $2,328,000 in the year ended December 31, 2010. Management fees relate to the management agreement we have with EST for the provision of operating and technical management services for the Seanergy and BET fleets. The fixed daily fee per vessel was Euro 436 in 2010, EUR 460 for the nine month period ended September 30, 2011, and $450 from October 1, 2011, and for a period of one year.

Management Fees — For the year ended December 31, 2011 our management fees increased by $260,000, or 82%, to $576,000, from $316,000 for the year ended December 31, 2010. Management fees relate to the management agreements we have with M/S Fleet and Wallem for the provision of technical management services for the MCS fleet. The increase in management fees is a result of MCS' consolidation for the entire year during 2011 compared to its consolidation from May in 2010.

General and Administration Expenses — General and administrative expenses increased by $464,000, or 6%, to $8,070,000 for the year ended December 31, 2011, compared to $7,606,000 for the year ended December 31, 2010 mainly due to personnel redundancy costs associated with the Hong Kong office reorganization. Our general and administration expenses primarily include auditing and accounting fees of $752,000, fees for professional services of $1,844,000 and salaries, board of director remuneration and other compensation of $3,219,000.

General and Administration Expenses — Related Party — Related party general and administrative expenses decreased by $94,000, or 13%, to $603,000 for the year ended December 31, 2011, compared to $697,000 for the year ended December 31, 2010. Our related party general and administration expenses are primarily comprised of office rental expenses. The monthly lease payment was EUR 42,000 up to December 20, 2010, at which date it was amended to EUR 35,000.

Amortization of Deferred Dry-docking Costs — Amortization of deferred dry-docking costs increased by $3,656,000, or 100%, to $7,313,000 for the year ended December 31, 2011, compared to $3,657,000 for the year ended December 31, 2010. The increase in amortization of deferred dry-docking costs is due to the fact that: (i) amortization for three of the five vessels that underwent dry-docking in 2011 commenced during the first half of the year, (ii) amortization for five of the seven vessels that underwent dry-docking in 2010 commenced in the last quarter of 2010 and (iii) only three vessels had undergone dry-docking in 2009. This resulted in lower dry-docking amortization for 2010 as compared to 2011, as the cost of the 3 surveys that took place in 2009 had to be amortized in 2010, whereas the 7 surveys that took place in 2010 and the 3 surveys that took place in the first half of 2011 had to be amortized in 2011.

Depreciation — For the year ended December 31, 2011, depreciation expense decreased by $472,000, or 2%, to $28,856,000, compared to $29,328,000 for the year ended December 31, 2010. The decrease is due to the change in the estimated residual value of our fleet as well as the impairment charge on our six initial vessels, which reduced the depreciable value of those vessels. We depreciate our vessels based on a straight line basis over the expected useful life of each vessel. Up to June 30, 2009, we estimated the useful lives of our vessels at 25 years from the date of their delivery from the shipyard. Effective July 1, 2009 we changed the estimated useful life of our fleet to 30 years. This change reduced depreciation expense by $8,039,000 (approximately $0.32 per share) for the year ended December 31, 2009. Depreciation is based on the cost of the vessel less its estimated residual value. Residual value is estimated by taking the cost of steel times the weight of the ship noted in lightweight ton (LWT). Up to September 30, 2011, management estimated the salvage value of its vessels at $270 per LWT. Effective October 1, 2011, following management's reassessment of the residual values of the company's vessels, the estimated salvage value per LWT was increased to $435, as that was the average realized price during 2010. This change reduced depreciation expense by $729,000 (approximately $0.10 per share) for the year ended December 31, 2011.

Vessels Impairment Loss — We recorded an impairment loss of $188,995,000 during 2011 on the six initial vessels acquired in 2008. The impairment loss was measured as the amount by which the carrying amount of the long lived assets exceeded their fair value. Fair value was determined using the valuation derived from market data. The impairment loss recorded is composed of a loss of $187,401,000 related to the vessels cost and of $1,594,000 related to the respective vessels unamortized dry-docking costs. No indication of impairment existed during 2010.

Goodwill Impairment Loss — We recorded an impairment loss of $12,910,000 during 2011. No such impairment existed during 2010. We tested goodwill for potential impairment, and concluded that indication of impairment existed as of September 30, 2011, but not as of December 31, 2011 and 2010. The fair value for goodwill impairment testing was estimated by using the income approach ie expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances as well as by using the market capitalization approach. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel). The weighted average cost of capital used was 8.16%, 8.46% and 8.75% for the nine month period ended September 30, 2011, and the years ended December 31, 2011 and 2010, respectively.

Interest and Finance Costs — Interest and finance costs increased by $551,000, or 4%, to $13,482,000 for the year ended December 31, 2011, compared to $12,931,000 for the year ended December 31, 2010. Fees incurred for obtaining new loans, including related legal and other professional fees, are deferred and amortized using the effective interest method over the life of the related debt. The slight increase in interest and finance costs is attributable to the increase in margin in 2010 on the Marfin and Citi facilities, offset by the lower loan balances in 2011 compared to those in 2010 as a result of ongoing debt repayments. In particular, the margin on the Marfin revolving facility was increased from 3.50% to 4.00% effective June 2, 2010, the margin on the Marfin term facility was increased from 3.00% to 3.50% effective June 2, 2010 and the margin on the Citi facility was reduced from 2.00% as of June 30, 2010 to 1.75% up to March 31, 2011, at which point it was adjusted back to 2.00%.

Interest Income — Interest income decreased by $298,000, or 83%, to $60,000 for the year ended December 31, 2011, compared to $358,000 for the year ended December 31, 2010. The decrease in interest income is a result of the lower interest rates received in 2011.

Loss on interest rate swaps — Loss on interest rate swaps decreased by $3,523,000, or 85%, to $641,000 for the year ended December 31, 2011, compared to $4,164,000 for the year ended December 31, 2010 mainly due to expiration of two interest rate swap agreements in 2011 in January and March 2011 and mark-to-market valuations. The Company had interest rate swap agreements under BET and MCS for both years. Specifically, the Company had seven interest rate swaps during 2010, one of which expired in October 2010.

Income taxes — Income taxes for the years ended December 31, 2011 and 2010 amounted to $40,000 and $60,000, respectively, and relate to MCS. Hong Kong profit tax has been provided at the rate of 16.5% on the estimated assessable profit for both years.

Year ended December 31, 2010 as compared to year ended December 31, 2009

Vessel Revenue — Related Party, Net — Vessel revenue, related party, during the year ended December 31, 2010 decreased by $39,728,000, or 47%, to $44,175,000 from $83,903,000 for the year ended December 31, 2009, before related party address commissions of $1,546,000 and $2,226,000 for the years ended December 31, 2010 and 2009, respectively. The decrease in net vessel revenue — related party, is a result of the chartering of the Davakis G., Delos Ranger, African Oryx and the African Zebra to unrelated third parties commencing on September 6, 2009, October 1, 2009, July 17, 2009 and July 20, 2009, respectively at significantly lower market employment rates in 2010 than previously employed.

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

Direct Voyage Expenses — Direct voyage expenses, which include bunkers and port expenses, increased by $1,646,000, or 219%, to $2,399,000 during the year ended December 31, 2010 from $753,000 in the year ended December 31, 2009. The increase in direct voyage expenses is principally due to an increase in operating days from 2,614 to 5,627 due to the consolidation of BET's operations commencing on August 13, 2009 and the consolidation of MCS's operations commencing on May 21, 2010.

Vessel Operating Expenses — For the year ended December 31, 2010, our vessel operating expenses increased by $14,445,000, or 89%, to $30,667,000, from $16,222,000 for the year ended December 31, 2009. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, chemicals and lubricants, consumable stores, tonnage taxes and other miscellaneous expenses. The increase in operating expenses is attributable to the increase in ownership days to 6,040 and an average of 16.6 vessels for the year ended December 31, 2010, as compared to 2,895 ownership days and an average of 7.9 vessels for the year ended December 31, 2009, resulting from the consolidation of BET's operations commencing on August 13, 2009 and the consolidation of MCS's operations commencing on May 21, 2010. Vessel operating expenses additionally increased due to the additional repair costs incurred as a result of the dry-dock surveys for seven of our vessels during the year ended December 31, 2010 as compared to three of our vessels during the year ended December 31, 2009. Our daily vessel operating expenses decreased to $5,077 for the year ended December 31, 2010, from $5,603 for the year ended December 31, 2009, due to the significant expansion of our Handysize fleet in 2010 with the acquisition of MCS.

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

Business Acquisitions

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

The contingent consideration forming part of the initial business combination consisted of the issuance of 4,308,075 shares (or 287,205 shares as adjusted for Reverse Stock Split) of common stock subject to Seanergy meeting certain target EBITDA during the twelve month period ended September 30, 2009. This target was met and on September 30, 2009, we recorded and measured additional consideration of $17,275,000, which was equal to the fair value of the 4,308,075 shares (or 287,205 shares as adjusted for the Reverse Stock Split), with an increase in goodwill and equity.

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

The fair values of assets acquired and liabilities assumed at acquisition were as follows (amounts in table in thousands):

Cash	36,374
Restricted cash	1,381
Trade and other receivables	2,844
Inventories	1,476
Vessels	126,000
Current portion of long term debt	(16,573)
Accounts payable and accruals	(5,722)
Acquired time charters	(710)
Derivative instruments	(4,917)
Long term debt net of current portion	(126,527)
Noncontrolling interest	(6,813)
Excess of fair value of assets acquired and liabilities assumed over consideration paid	(6,813

The excess of fair value of assets acquired and liabilities assumed over consideration has been recorded as bargain purchase gain and recorded in line "Gain from acquisition" in our consolidated statement of income during the year ended December 31, 2009. The bargain purchase gain was a result of the sellers' intent to divest from shipping operations. BET is a provider of worldwide ocean transportation services through the ownership of five dry bulk carriers. BET was incorporated on December 18, 2006 under the laws of the Republic of the Marshall Islands.

On October 22, 2010, we purchased the remaining 50% ownership interest in BET from Mineral Transport for consideration that was paid by us to Mineral Transport in the form of cash amounting to $7.0 million and 24,761,905 of our shares (or approximately 1,650,794 shares as adjusted for the Reverse Stock Split) at an agreed price of $1.05 per share (or $15.75 per share as adjusted for the Reverse Stock Split) totaling $26.0 million. The transaction was treated as a transaction between entities under common control.

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

On September 15, 2010, we acquired the remaining 49% of MCS for consideration of approximately $29.0 million which was paid by us to the MCS Seller in the form of cash amounting to $3.0 million and 24,761,905 of our shares (or 1,650,794 shares as adjusted for the Reverse Stock Split) at an agreed price of $1.05 per share (or $15.75 per share as adjusted for the Reverse Stock Split) totaling $26.0 million. The transaction has been retrospectively recorded as of May 20, 2010 and resulted in the following:

Acquisition of non controlling interest of MCS	29,733
Due to non controlling shareholders of MCS	(3,000)
Issuance of common shares at fair value (additional paid-in capital)	(26,743)
Deemed distribution (non-cash) to controlling shareholder	(10)

Impairment of long-lived assets

We review our vessels and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of the long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Once an impairment results in a reduction in the carrying value, the carrying value of such an asset cannot thereafter be increased. Fair value is determined based on current market values, when available, or from other acceptable valuation techniques such as discounted cash flows models. As market expectations of future rates are low and the correlation between daily freight rates and vessel market values has historically been very high, expectations of most market participants point to the fact that values have further room to fall, even as they have retreated heavily from 2008 levels which were marked by historically high daily rates and vessel values that are unlikely to be revisited in the foreseeable future. On this basis, and given the unfavorable market conditions witnessed year to date, we proceeded with an impairment test of our vessels as of September 30, 2011 and recorded an impairment loss of $188,995,000. We also performed the impairment tests as of December 31, 2011, 2010 and 2009. No indication of impairment existed as of those dates.

Goodwill impairment

Goodwill represents the excess of the aggregate purchase price over the fair value of the net identifiable assets acquired in business combinations accounted for under the purchase method. Goodwill is reviewed for impairment at least annually on December 31 in accordance with the FASB guidance for impairment of intangible assets and whenever events or circumstances indicate possible impairment in accordance with guidance regarding goodwill and other intangible assets. Over the course of 2011 there was substantial deterioration in the dry bulk market, as daily rates have fallen precipitously. Despite the fact that this downturn has largely been the result of seasonal factors and particularly adverse conditions owing to the floods in Australia, export bans from India and the earthquake in Japan, it is also revealing of the major underlying weakness in shipping market fundamentals. As a result, management determined that there was a triggering event to test for goodwill impairment as of September 30, 2011. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit (including goodwill). If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. Under the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the implied fair value of goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined by using the income approach which is calculated using the discounted cash flow analysis and the market capitalization approach. If the fair value of the reporting unit exceeds it carrying value, step two does not have to be performed. We recorded a goodwill impairment loss of $44,795,000 in 2008.  We tested our goodwill for potential impairment as of September 30, 2011, and concluded that impairment existed as of that date. We recorded an impairment loss of $12,910,000 as of September 30, 2011. We also tested our goodwill for potential impairment as of December 31, 2011 and 2010 and concluded that there was no impairment as of those dates. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel). The weighted average cost of capital used was 8.16%, 8.46% and 8.75% for the nine month period ended September 30, 2011, and the years ended December 31, 2011 and 2010, respectively.

Vessel depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the vessels, after considering the estimated salvage value. We estimate salvage value by taking the cost of steel times the vessels lightweight ton ("LWT"). Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of salvage values are recognized over current and future periods. Up to September 30, 2011, we estimated the salvage value of our vessels at $270 per LWT. Effective October 1, 2011, following management's reassessment of the residual values of the company's vessels, the estimated salvage value per LWT was increased to $435 as that was the average realized price during 2010. This change reduced depreciation expense by $729,000 (approximately $0.10 per share) for the year ended December 31, 2011. Through June 30, 2009, management estimated the useful life of our vessels at 25 years from the date of their delivery from the shipyard. In July 2009, we successfully executed a time charter contract for one of our vessels that expires on its 26th anniversary, and based on the projected necessary dry-docking costs and understanding of the charterer's needs, we believe that the vessel will complete the next dry-docking following the expiration of such charter and that we will be able to charter the vessel up to its 30th anniversary. Based on this event as well as considering that it is not uncommon for vessels to be operable to their 30th anniversary, effective July 1, 2009, we have changed the estimated useful life of our fleet to 30 years. This change reduced depreciation expense by approximately $8.0 million for the year ended December 31, 2009.

The above four policies are considered to be critical accounting policies because assessments need to be made due to the shipping industry being highly cyclical experiencing volatility in profitability, and changes in vessel value and fluctuations in charter rates resulting from changes in the supply and demand for shipping capacity.  In addition, there are significant assumptions used in applying these policies such as possible future new charters, future charter rates, future on-hire days, future market values and the time value of money. The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. Consequently, actual results could differ from these estimates and assumptions used and we may need to review such estimates and assumptions in future periods as underlying conditions, prices and other mentioned variables change. Our results of operations and financial position in future periods could be significantly affected upon revision of these estimates and assumptions or upon occurrence of events. Due to the different scenarios under which such changes could occur, it is not practical to quantify the range and possible effects of such future changes in our financial statements.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies and Estimates – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels.  During the past few years, the market values of vessels have experienced particularly high volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.  The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2011, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

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

	Dwt	Year Purchased	Carrying Value
Davakis G.	54,051	2008	$26.9 million*
Delos Ranger	54,057	2008	$27.0 million*
African Oryx	24,112	2008	$13.3 million*
Bremen Max	73,503	2008	$14.0 million*
Hamburg Max	73,498	2008	$15.5 million*
African Zebra	38,632	2008	$6.0 million*
BET Commander	149,507	2009	$18.8 million*
BET Intruder	69,235	2009	$15.5 million*
BET Prince	163,554	2009	$30.0 million*
BET Scouter	172,173	2009	$25.0 million*
BET Fighter	173,149	2009	$20.8 million*
Fiesta	29,519	2010	$16.6 million*
Pacific Fantasy	29,538	2010	$15.6 million*
Pacific Fighter	29,538	2010	$17.6 million*
Clipper Freeway	29,538	2010	$17.6 million*
African Joy	26,482	2010	$14.6 million*
African Glory	24,252	2010	$15.8 million*
Asian Grace	20,138	2010	$14.8 million*
Clipper Glory	30,570	2010	$28.0 million*
Clipper Grace	30,548	2010	$28.0 million*
TOTAL DWT	1,295,594

_______________________________

*           Indicates that, as of December 31, 2011, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $36.6 million.

It should be noted that if we were to sell vessels with long-term charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

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

Survey costs

There are two methods that are primarily used by the shipping industry to account for dry-dockings; first, the deferral method, whereby specific costs associated with a dry-docking are capitalized when incurred and amortized on a straight-line basis over the period to the next scheduled dry-dock; and second, the direct expensing method, whereby dry-docking costs are expensed in the period incurred. We use the deferral method of accounting for dry-dock expenses. Under the deferral method, dry-dock expenses are capitalized and amortized on a straight-line basis until the date that the vessel is expected to undergo its next dry-dock. We believe the deferral method better matches costs with revenue. We use judgment when estimating the period between dry-docks performed, which can result in adjustments to the estimated amortization of dry-dock expense, the duration of which depends on the age of the vessel and the nature of dry-docking repairs the vessel will undergo. We expect that our vessels will be required to be dry-docked approximately every 2.5 years in accordance with class requirements for major repairs and maintenance. Costs capitalized as part of the dry-docking include actual costs incurred at the dry-dock yard and parts and supplies used in undertaking the work necessary to meet class requirements.

Variable interest entities

We evaluate our relationships with other entities to identify whether they are variable interest entities and to assess whether we are the primary beneficiary of such entities. If it is determined that we are the primary beneficiary, that entity is included in our consolidated financial statements. We do not participate in any variable interest entity.

Recent Developments

Sale of the African Zebra

On February 9, 2012, the Company announced it entered into a memorandum of agreement with an unaffiliated third party for the sale of the Handymax drybulk carrier, the African Zebra, for a gross sale price of $4.1 million and on February 15, 2012 the vessel was delivered to its new owners. The African Zebra is a 38,632 dwt Handymax bulk carrier built in 1985 and the Company used the proceeds to reduce debt. The sale resulted in a book loss of approximately $2.4 million. Following the sale of African Zebra, the Company's fleet consisted of four Capesize, three Panamax, two Supramax and ten Handysize dry bulk carriers with an average age of 13.7 years.

Amendment to Credit Facilities Agreements with Marfin

On January 31, 2012, we amended the Marfin term and revolving credit facilities agreements.  The amendment includes the (i) extension of the term and revolving facilities' maturity dates from September 2015 to December 2018; (ii) that we are not required to pay principal installments on the  term  facility for 2012; (iii) amendment of the amortization schedule from 2013 onwards; (iv) payment of $3.2 million on the outstanding revolving facility; (v) waiver of all financial covenants as of  December 31, 2011; (vi) waiver of all financial covenants, including the security margin, for the period commencing from January 1, 2012 through and including December 31, 2013; and (vii) amendment of the  financial  undertakings and the applicable security margins from 2014 onwards.  Furthermore, the applicable margin has been increased by 50 basis points per annum on the term and revolving facilities.  For more information regarding the Marfin credit facilities, please read "Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Credit Facilities."

Amendment to Loan Facility Agreement with Citibank

On  February 7, 2012, we entered into a supplemental agreement for certain covenant waivers under the loan facility by and among Bulk Energy Transport (Holdings) Limited, our subsidiary, and Citibank, as agent, and the other financial institutions referred to in the Citibank Restated Loan Agreement.  The lenders have agreed to grant waivers on all previous covenant breaches and to temporarily grant waivers to the minimum equity ratio and minimum liquidity amount and reduce the Citibank Security Value Covenant from 125% to 100% until January 1, 2013.  In addition, BET must maintain a minimum amount of $14.5 million in cash in the BET account with Citibank. The applicable margin has been increased by 100 basis points per annum.

Equity Injection Plan

On January 31, 2012, we completed an equity injection plan with four entities affiliated with the Restis family.  In exchange for $10 million, we issued an aggregate of 4,641,620 of our common shares to the four entities at a price of $2.15442.  The price was determined as the average closing price of the five trading days preceding the execution of the purchase plan.  Following the issuance of the shares and as of the date of this report we have 11,959,282 outstanding common shares.

NASDAQ Notifications and Reverse Stock Split

On January 28, 2011, we were notified by NASDAQ that we were no longer in compliance with NASDAQ Listing Rule 5450(a)(1) because the closing bid price of our common stock for 30 consecutive business days, from December 14, 2010 to January 26, 2011, had been below the minimum $1.00 per share bid price requirement for continued listing on the NASDAQ Global Market.

In response, we conducted a 1-for-15 reverse stock split on June 24, 2011 which began trading on a split adjusted basis on NASDAQ on June 27, 2011. No fractional shares were issued in connection with the reverse split and shareholders who otherwise held fractional shares of our common stock received a cash payment instead. Also, on the effective date, the Company's issued and outstanding warrants were adjusted automatically pursuant to the terms of the respective governing agreements. On a per warrant basis, the exercise price did not change following the reverse stock split and, accordingly, the price at which one whole share of the Company's common stock may be purchased at the time warrants are exercised will increase by a multiple of fifteen.

On January 24, 2012, we were notified by NASDAQ that we were no longer in compliance with NASDAQ Listing Rule 5450(b)(1)(C) because the market value of the publicly held shares of our common stock for 30 consecutive business days, from December 6, 2011 to January 23, 2012 had been below the minimum $5,000,000 market value of publicly held shares requirement for continued listing on the NASDAQ Global Market. This notification had no effect on the listing of the Company's common stock, and the applicable grace period to regain compliance was 180 calendar days, expiring on July 23, 2012.  The Company regained compliance at the end of February 2012, when during the applicable grace period the Company's minimum market value of our publicly held shares was $5,000,000 or greater for a minimum of ten consecutive business days.

Special Meeting of Shareholders

At a special meeting of our shareholders held on January 4, 2011, our shareholders approved a proposal to grant our board of directors the authority to effect a reverse stock split of our issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-fifteen. Following the shareholders' approval, on June 23, 2011, the Board of Directors approved a reverse split of the Company's common stock at a ratio of one-for-fifteen. The reverse stock split became effective on June 24, 2011 and Company's common stock began trading on a split-adjusted basis at the opening of trading on June 27, 2011. There was no change in the number of authorized shares or the par value of the Company's common stock. Following the effectiveness of the reverse stock split, the number of common shares issued, earnings per share, warrants and share options were retrospectively adjusted in accordance to the 1:15 ratio for all periods presented.

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

On February 16, 2011, the Compensation Committee granted an aggregate of 50,000 restricted shares (or 3,332 restricted shares as adjusted for the Reverse Stock Split) of our common stock, or the February 2011 Shares, pursuant to the Plan. 40,000 (or 2,667 restricted shares as adjusted for the Reverse Stock Split) of the February 2011 Shares were granted to our two executive directors, and the other 10,000 (or 665 restricted shares as adjusted for the Reverse Stock Split) of the February 2011 Shares were granted to certain of our other employees. All of the February 2011 Shares vest proportionally over a period of three years in equal installments, commencing on January 10, 2012. The fair value of each February 2011 Share on the grant date was $0.89 and such shares will be expensed over 3 years.

B.           Liquidity and Capital Resources

As of December 31, 2011, we had available cash reserves of $37,294,000. Of these amounts, $19,560,000 is restricted. In the twelve months following December 31, 2011, we have aggregate principal repayments due of $45,817,000 for debt repayments.

Our principal source of funds is our operating cash flows, and our borrowing facilities. Our principal use of funds has primarily been capital expenditures to establish our fleet, acquire MCS and BET, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments on our outstanding loan facilities.

We believe that our current cash balance and our operating cash flow will be sufficient to meet our current liquidity needs, although the dry bulk charter market has sharply declined since September 2008 and our results of operations may be adversely affected. We expect to rely upon operating cash flow to meet our liquidity requirements going forward.

We are currently able to meet our working capital needs and debt repayment obligations. We believe that a decline in charter rates may affect our revenue for vessels employed under time charters, because 8 of our vessels are employed under index-linked charters, and 3 vessels are employed in the spot market. As of the date of this annual report, Seanergy has secured charter employment for 75% of ownership days for 2012 and 22% of ownership days for 2013. For the calculation of charter coverage, we are using the latest expiration date of our vessels' time and bareboat charters. In addition, we have not reflected the effect of any future vessel acquisitions. Lastly, there is upside potential due to the profit sharing arrangements in place on five of our charter agreements. As a result, our actual vessel revenues may differ from anticipated amounts.

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

Furthermore, our Marfin revolving credit facility is tied to the market value of the vessels and not to the prevailing (spot) market rates. For example, our existing term and revolving credit facilities require the aggregate market values of the vessels and the value of any additional security must be at least 135% of the aggregate of the debt financing and any amount available for drawing under the revolving facility less the aggregate amount of all deposits maintained. On September 9, 2009, November 13, 2009, June 2, 2010 and January 31, 2012 we executed addenda no. 1, no. 2, no. 3 and no. 4, respectively, to the loan agreement with Marfin and obtained a waiver of this loan covenant through and including December 31, 2013. As of January 1, 2014 the aggregate market values of the vessels and the value of any additional security must be at least 120% of the aggregate of the debt financing and any amount available for drawing under the revolving facility less the aggregate amount of all deposits maintained. If we are not in compliance with the terms of our loan agreements at the time the waivers expire, our lenders could require us to post additional collateral, enhance our equity and liquidity, compel us to withhold payment of dividends, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could also accelerate our indebtedness and foreclose on their collateral. The exercise of any of these remedies could materially adversely impair our ability to continue to conduct our business.

Under the Citibank loan agreement, the BET subsidiaries are subject to operating and financial covenants that may affect BET's business. These restrictions may, subject to certain exceptions, limit the BET subsidiaries' ability to engage in many of its activities. Furthermore, the BET subsidiaries must assure the lenders that the aggregate market value of the BET vessels is not less than 100% until January 1, 2013 and not less than 125% of the outstanding amount of the Citibank loan for all times thereafter. If the market value of the vessels is less than this amount, the BET subsidiaries may at the request of the lender prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders. On February 7, 2012, March 31, 2011 and September 30, 2009, BET entered into supplemental agreements with Citibank (see "Credit Facilities" below for further details).

We intend to continue to expand our fleet in the future. Growth will depend on locating and acquiring suitable vessels, identifying and consummating acquisitions or joint ventures, enhancing our customer base, obtaining required financing (debt or equity or a combination of both), and obtaining favorable terms in all cases.

Five of our vessels underwent class surveys in 2011 for a total cost of $4 million. The African Zebra's survey commenced on January 4, 2011 and was completed on February 28, 2011 at a total cost of $1.4 million. The survey for Davakis G commenced on March 18, 2011 and lasted until April 2, 2011. The total cost of the survey was $0.6 million. The out-of-schedule survey of the African Oryx commenced on May 14, 2011 and was completed on June 1, 2011 at a total cost of $0.2 million. The survey of the BET Commander started on August 24, 2011 and was completed on October 6, 2011. The total cost of the survey was $1.3 million. The African Glory started the scheduled survey on August 19, 2011, which was completed on September 4, 2011. The total cost for the African Glory survey amounted to $0.4 million. Seven of our vessels underwent class surveys in 2010, at a total cost of $8.3 million.  So far in 2012, the Clipper Glory underwent its class survey from January 4, 2012 until January 29, 2012 at a total cost of $1 million. Further to the Clipper Glory, an additional five vessels are expected to undergo class surveys at a total projected cost of $6.3 million. We plan to pay these costs with cash from operations.

Our short-term liquidity requirements relate to servicing our debt (including principal payments on our term loan), payment of operating costs, survey costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity are primarily our revenues earned from our charters.

Our medium and long term liquidity requirements include repayment of long-term debt balances, debt interest payments and survey costs. As of December 31, 2011, we had outstanding borrowings of $98,000,000 under the term facility and $48,000,000 under the revolving facility due to Marfin.  In the year ended December 31, 2011, we made principal repayments on our Marfin term and revolving facilities amounting to $12,800,000 and $6,845,000 respectively.

On January 31, 2012, we received an extension of the maturity date from Marfin in connection with the outstanding principal amount of the term and the revolving facility from December 2015 to December 2018.

As per the amended loan agreement dated January 31, 2012, we made a payment of $3,200,000 towards the Marfin revolving credit facility and any outstanding balance will be fully repaid together with the balloon payment of the term facility due December 2018.

In connection with the term facility, we are required to make 22 repayment installments with the first two installments to be paid on June 25, 2013 and December 25, 2013 each in the amount of $1,600,000.  The remaining 20 repayment installments are due in consecutive quarterly intervals in the amount of $2,000,000 each.  Along with the twenty-second repayment installment, we are to pay a balloon payment of $54,800,000 due December 2018.

The vessels acquired from BET have been financed with the proceeds of a loan from Citibank, as agent for a syndicate of banks and financial institutions. The outstanding principal amount as of December 31, 2011 was $87,459,000. Following BET's supplemental agreement dated September 30, 2009 and prepayment of $20.0 million the semi-annual installments of principal and the balloon payment amounted to $7,128,000 and $37,562,000, respectively due December 2015. In the year ended December 31, 2011, we made $14,256,000 of principal repayments under the BET facility.

The vessels acquired from MCS have been financed with the proceeds from three loan facilities with DVB, HSBC and UOB. The first loan facility, with DVB, as agent, comprised two loans, a senior loan and a junior loan, and was used to finance a part of the cost of the acquisition of four vessels. Following a supplemental agreement dated May 20, 2010 and prepayment of $7.4 million, no further principal installments are due until the second quarter of 2011, at which point $6.2 million was paid. The Company prepaid the entire balloon payment of $6,765,000 related to Maritime Freeway Shipping Limited on January 17, 2012 and a portion of the balloon payment related to Maritime Fiesta Shipping Limited in the amount of $1,435,000 on January 26, 2012. The remaining loan amount is repayable in sixteen quarterly installments plus balloon payments due October 2015.

 The second loan facility, with HSBC as agent, was used to finance part of the cost of acquisition of two vessels. Following a supplemental agreement dated May 21, 2010 and prepayment of $7.6 million, the remaining loan amounts are repayable in thirteen quarterly installments plus balloon payments due July 2013.

The third loan facility with UOB as agent was used to finance part of the cost of the acquisition of three vessels. Following a supplemental agreement dated May 24, 2010, $13.8 million was converted into subordinated debt, out of which $3.8 million was prepaid on June 30, 2010, $9.3 million was prepaid from the senior loan, and the remaining loan amounts are repayable in 25 quarterly installments plus balloon payments due May 2016.

On January 28, 2010, we priced a public offering of 20,833,333 shares (or 1,388,889 shares as adjusted for Reverse Stock Split) of common stock. We granted the representatives of the underwriters a 45-day option to purchase up to an additional 3,125,000 shares (or 208,333 shares as adjusted for Reverse Stock Split) of common stock to cover over-allotments. The shares were offered to the public at $1.20 per share (or 18.00 per share as adjusted for Reverse Stock Split). Four of our major shareholders affiliated with the Restis family purchased an additional 4,166,667 shares (or 277,778 shares as adjusted for Reverse Stock Split) of common stock directly from the Company at the public offering price. The offering and the concurrent sale of 4,166,667 shares (or 277,778 shares as adjusted for Reverse Stock Split) to entities affiliated with the Restis family settled and closed on February 3, 2010. The net proceeds were approximately $26.0 million. On March 19, 2010, the underwriters exercised the over-allotment option to purchase an additional 1,945,000 shares (or 129,667 shares as adjusted for Reverse Stock Split) of our common stock, which resulted in additional net proceeds to us of approximately $2.1 million.

On January 31, 2012, we completed an equity injection plan with four entities affiliated with the Restis family.  In exchange for $10 million, we issued an aggregate of 4,641,620 of our common shares to the four entities at a price of $2.15442.  The price was determined as the average closing price of the five trading days preceding the execution of the purchase plan.  Following the issuance of the shares and as of the date of this report we have 11,959,282 outstanding common shares.

Derivatives

Through the BET and MCS acquisitions, we had four interest swap agreements as of December 31, 2011.  The agreements have the following characteristics:

(i)
from September 28, 2007 for a period of five years through September 28, 2012, for a total notional principal amount of $30,000,000; under the provisions of the agreement we pay a fixed rate of 4.84% and receive the six month LIBOR semiannually;

(ii)
from January 25, 2008 for a period of five years through January 25, 2013, for a total notional principal amount of $50,000,000; under the provisions of the agreement we pay a fixed rate of 3.13% and receive the six month LIBOR semiannually; and

(iii)
from June 10, 2008 for a period of five years through June 10, 2013, for a total notional principal amount of $25,775,000; under the provisions of the agreement we pay a fixed rate of 3.96% and receive the three month LIBOR quarterly.

(iv)
from October 26, 2007 for a period of five years through October 24, 2012, for a total notional principal amount of $24,927,000; under the provisions of the agreement we pay a fixed rate of 4.80% and receive the three month LIBOR quarterly.

The market value of the interest swaps was a liability of $4.4 million and $8.6 million as of December 31, 2011 and 2010, respectively.

Cash Flows

Year ended December 31, 2011, as compared to year ended December 31, 2010

Operating Activities:  Net cash from operating activities totaled $26,439,000 for the year ended December 31, 2011, compared to $31,537,000 for the year ended December 31, 2010. This decrease is due to the fact that we had lower charter rates and higher operating expenses for the year ended December 31, 2011 as compared to the same period in 2010.

Investing Activities:  The Company had no investing activities for the year ended December 31, 2011. Net cash provided by investing activities totaled $7,885,000 for the year ended December 31, 2010, which is primarily cash assumed as part of the acquisition of MCS in 2010.

Financing Activities:  Net cash used in financing activities totaled $62,492,000 for the year ended December 31, 2011, as compared to net cash used in financing activities of $49,242,000 for the year ended December 31, 2010. The increase is mainly due to debt repayments and prepayments of $53,145,000 and $67,941,000 during the years ended December 31, 2011 and 2010, respectively, which is partially offset by the proceeds of $28,526,000 from the issuance of our common stock in 2010 and an increase in retained restricted cash of $2,243,000 in 2011.

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

Credit Facilities

Marfin Term Facility and Addenda

The initial vessel acquisition was financed with an amortizing term loan from Marfin equal to $165,000,000, representing 42% of the vessels' aggregate acquisition costs, excluding any amounts associated with the earn-out provision. The amount outstanding as of December 31, 2011, amounted to $98,000,000.

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

On January 31, 2012, we received an extension of the maturity date from Marfin in connection with the outstanding principal amount of the term facility of $98,000,000 and $44,800,000 drawn under the revolving facility.  In connection with the amendment, we are required to make 22 repayment installments with the first two installments to be paid on June 25, 2013 and December 25, 2013 each in the amount of $1,600,000.  The remaining 20 repayment installments are due in consecutive quarterly intervals in the amount of $2,000,000 each.  Along with the twenty-second repayment installment, we are to pay a balloon payment of $54,800,000.

The loan bears interest at an annual rate equal to 3 month LIBOR plus 1.5%, if our ratio of total assets to total liabilities is greater than 165%, which is to be increased to 1.75% if the ratio is equal or less than 165%. As per the amended loan agreement dated September 9, 2009, the term facility bore interest at LIBOR plus 2.75% until July 1, 2010.  As per the amended loan agreement dated November 13, 2009, the term facility bore interest at LIBOR plus 3.00% until January 1, 2011. As per the amended loan agreement dated June 2, 2010, the term facility bore interest at LIBOR plus 3.50% until January 3, 2012. As per the amended loan agreement dated January 31, 2012, the term facility bears interest at LIBOR plus 4.0%.

The term facility is secured by the following: a first priority mortgage on the vessels, on a joint and several basis; a first priority general assignment of any and all earnings, insurances and requisition compensation of the vessels and the respective notices and acknowledgements thereof; a first priority specific assignment of the benefit of all charters exceeding 12 calendar months duration and all demise charters in respect of the vessels and the respective notices and acknowledgements thereof to be effected in case of default or potential event of default to the absolute discretion of Marfin; assignments, pledges and charges over the earnings accounts held in the name of each borrower with the security trustee; undertakings by the technical and commercial managers of the vessels; and subordination agreement between Marfin and the holder of the Note. All of the aforementioned security will be on a full cross collateral basis.  As per the amended loan agreement dated January 31, 2012, we have granted a first priority charge over the shares of MCS to Marfin.

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

•
not to violate the security margin clause, which provides that: the aggregate market values of the vessels and the value of any additional security shall not be less than (or at least) 135% of the aggregate of the outstanding amounts under the revolving credit and term facilities and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained. As of December 31, 2008, we would not have been in compliance with the security margin clause under the Marfin loan agreement had we not later obtained certain retroactive waivers from Marfin. During the first quarter of 2009, we obtained waivers from Marfin of our compliance with these various financial and other covenants, which waivers were effective as of December 31, 2008. These waivers expired in July 2009, when the first of our original charterers was replaced. On September 9, 2009, November 13, 2009 June 2, 2010 and January 31, 2012, we executed addenda no. 1, no. 2, no. 3 and no. 4 respectively, to the loan agreement and obtained a waiver from Marfin through and including December 31, 2013. In connection with the amendment and waiver, Marfin made certain changes to our loan agreement including increasing the interest payable during the waiver period, accelerating the due dates of certain principal installments, limiting our ability to pay dividends without their prior consent and reducing security margin clause to 120%. As a result of these waivers, we are not currently in default under our Marfin loan agreement; and

•
ensure that members of the Restis family and the family of our former chairman Mr. George Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital.

Financial covenants include the following:

•	the ratio of financial indebtedness to LTM EBITDA shall be less than 6.5:1;

•	the ratio of LTM EBITDA to net interest expense shall not be less than 2:1;

•	the ratio of total liabilities to total assets shall not exceed 0.70:1;

•	unrestricted cash deposits shall not be less than 2.5% of the financial indebtedness; and

•	average quarterly unrestricted cash deposits, other than in favor of the lender, shall not be less than 5% of the financial indebtedness.

The financial covenants listed above are to be tested on a quarterly basis.  As per the amended loan agreement dated January 31, 2012, the aforementioned financial covenants have been waived until and including December 31, 2013.

Commencing January 1, 2014 the following financial covenants will apply:

•
ratio of net debt to Last Twelve Months (LTM) Earnings, Before Interest, Taxes, Depreciation and Amortization (EBITDA)  where net debt as defined is the sum of all outstanding debt facilities minus cash and cash equivalents, shall be no more than 8.75:1;

•	the ratio of EBITDA to net interest expense shall not be less than 1.75:1;

•	the aggregate amount of cash deposits shall be no less than 5% of the net debt; and

•
the aggregate market values of the vessels and the value of any additional security shall not be less than 120% of the aggregate of the outstanding amounts under the revolving credit and term facilities and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained.

Marfin Revolving Credit Facility

As of January 1, 2011, we had utilized $54,845,000 of the amount available under our revolving credit facility, which is equal to an amount in dollars which when aggregated with the amounts already drawn down under the term facility does not exceed 70% of the aggregate market values of the vessels and other securities held in favor of the lender for the initial business combination and working capital purposes. As of September 29, 2011, the revolving facility was reduced to $48,000,000.  As per the amended loan agreement dated January 31, 2012, we made a payment of $3,200,000 towards the Marfin revolving credit facility and any outstanding balance will be fully repaid together with the balloon payment of the term facility on December 27, 2018.  In addition, any surplus of funds greater than $5,000,000 over requirements associated with the operation and maintenance of our vessels during each fiscal quarter will be applied to the prepayment of our revolving credit facility.

The original revolving credit facility bears interest at an annual rate equal to LIBOR plus 2.25% per annum. As per the amended loan agreement dated September 9, 2009, the revolving credit facility bore interest at an annual rate equal to LIBOR plus 3.25% until July 1, 2010. As per the amended loan agreement dated November 13, 2009, the revolving credit facility bore interest at an annual rate equal to LIBOR plus 3.50% until January 1, 2011. As per the amended loan agreement dated June 2, 2010, the revolving facility bore interest of LIBOR plus 4% until January 3, 2012. As per the amended loan agreement dated January 31, 2012, the revolving facility bears interest of LIBOR plus 4.5%. A commitment fee of 0.25% per annum is calculated on the daily aggregate un-drawn balance and un-cancelled amount of the revolving credit facility, payable quarterly in arrears from the date of the signing of the loan agreement. The revolving facility is subject to one full payment due at the same time as the final repayment of the Marfin term facility loan.

Citibank Loan Agreement and Supplemental Agreements

The six wholly-owned subsidiaries of BET financed the acquisition of their respective vessels with the proceeds of an amortizing loan from Citibank, as agent for the syndicate of banks and financial institutions set forth in the loan agreement, in the principal amount of $222,000,000. The loan agreement dated June 26, 2007 is guaranteed by BET. The BET subsidiaries drew down on agreed portions of the loan facility to acquire each of the original six vessels in the BET fleet. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loan bears interest at the annual rate of LIBOR plus 0.75%. As of December 31, 2011, the principal amount due under the Citibank loan was $87,459,000.

The repayment of the loan commenced on December 28, 2007 through 15 equal semi-annual installments of principal in the amount of $8,286,000, to be followed by a balloon payment due six months thereafter in the amount of $43,664,000, as these installment amounts were revised after the BET Performer sale. Following a supplemental agreement dated September 30, 2009 and prepayment of $20 million, the semi-annual installments of principal and the balloon payment amount to $7,128,000 and $37,562,000, respectively. The borrowers are required to deposit one-sixth of the next principal payment in a retention account each month to fund each semi-annual principal payment. Interest is due and payable based on interest periods selected by BET equal to one month, two months, three months, six months, or a longer period up to 12 months. For interest periods longer than three months, interest is due in three-month installments.

Under Citibank supplemental agreement and restated loan dated September 30, 2009, Citibank agreed to the following material terms:

(1)
the applicable margin for the period between July 1, 2009 and ending on June 30, 2010 was increased to 2% per annum and to 0.75% per annum for the period commencing on July 1, 2010 and at all other times thereafter;

(2)	we made a payment in the amount of $20.0 million;

(3)	the temporary reduction of the Citibank Security Value Covenant requirement from 125% to 100% until June 30, 2010; and

(4)	the temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee from 0.3:1.0 to 0.175:1.0 from July 1, 2009 to June 30, 2010.

Additionally, the Restis family, or companies affiliated with the Restis family, must be the beneficial owners of at least 50.1% of our issued share capital (or any lower percentage not less than 40% resulting solely from a rights issue or increase of our issued share capital). Failure to satisfy this condition would constitute an event of default under the Citibank loan agreement.

Pursuant to a supplemental agreement dated August 4, 2010 with Citibank, BET undertook to maintain a minimum amount of at least $7.5 million in the BET account with Citibank. Under the supplemental agreement with Citibank dated December 23, 2010 the applicable margin was adjusted to 1.75% per annum.

On March 31, 2011, BET entered into another supplemental agreement with Citibank. The following are the material terms of the supplemental agreement with Citibank dated March 31, 2011:

(i)           the applicable margin for the period between January 1, 2011 and December 31, 2011 was increased to 2% per annum and to 1.75% per annum from January 1, 2012 and at all other times thereafter;

(ii)           a temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.3:1.0 to 0.175:1.0 for the accounting period ending on December 31, 2011, and following the expiration of such accounting period, the minimum equity ratio requirement of the principal corporate guarantee to return to 0:3:1.0.

Pursuant to the Firth Supplemental Agreement and the Citibank Restated Loan Agreement, both dated February 7, 2012, BET undertook to maintain a minimum amount of no less than $14.5 million in the BET account with Citibank. The material terms of the Fifth Supplemental Agreement with Citibank are as follows:

(i)           the temporary reduction of the Citibank Security Value Covenant until January 1, 2013 to 100%;

(ii)           a temporary waiver of the minimum equity ratio requirement of the principal corporate guarantee of 0.3:1.0 for the accounting period ending on and including December 31, 2012;

(iii)           the waiver of the minimum liquidity requirement up to January 1, 2013; and

(iv)           the applicable margin has been adjusted to 3% per annum.

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

The Borrowers also must assure that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the loan, as amended by the Fifth Supplemental Agreement to 100% for the period up to January 1, 2013. If the market value of the vessels is less than this amount, the Borrowers must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lender with a value sufficient to meet this requirement, which additional security must be acceptable to the lender. The value of the BET vessels shall be determined when requested by the lender, and such determination shall be made by any two of the lender's approved shipbrokers, one of which shall be nominated by the lender and one of which shall be nominated by the borrowers.

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

MCS Loan Agreements

The vessels acquired from MCS were partially financed with the proceeds from three loan facilities. The first loan facility, with DVB, as agent, comprised two loans, a senior loan and a junior loan, and was used to finance a part of the cost of the acquisition of four vessels. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. Following a supplemental agreement dated May 20, 2010 and the prepayment of $7.4 million, no further principal installments were due until the second quarter of 2011, when we made a payment of $6.2 million. Since then, the remaining loan amounts are repayable in quarterly installments plus balloon payments through October 2015. The applicable margin following the supplemental agreement is LIBOR plus 2.10% per annum on the senior loan and LIBOR plus 4.90% per annum on the junior loan.  As of December 31, 2011, the outstanding amount under this loan facility was $48,397,000.The Company made repayments of $6,765,000 on January 17, 2012 and $1,435,000 on January 26, 2012 to DVB.

The second loan facility with HSBC, as agent, was used to finance part of the cost of acquisition of two vessels. The amount of the loan for each vessel was less than or equal to 65% of the contractual purchase price for the applicable vessel. Following a supplemental agreement dated May 21, 2010 and a prepayment of $7.6 million, the remaining loan amounts are repayable in quarterly installments plus balloon payments through July 2013. The applicable margin to the loan amount from May 21, 2010 to July 21, 2011 was LIBOR plus 3.25% per annum and thereafter it has been LIBOR plus 2.75% per annum as long as there is not a breach of the security requirement or an event of default under the loan agreement.  As of December 31, 2011, the outstanding amount under this loan facility was $24,867,000.

The third loan facility with UOB as agent was used to finance part of the cost of the acquisition of three vessels. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. Following a supplemental agreement dated May 24, 2010, $13.8 million was converted into subordinated debt, out of which $3.8 million was prepaid on June 30, 2010, $9.3 million was prepaid from the senior loans, and the remaining loan amounts are repayable in twenty five quarterly installments plus balloon payments through May 2016. The applicable margin following the voluntary prepayment is LIBOR plus 2.50% per annum in relation to the senior loan and LIBOR plus 3.50% per annum in relation to the subordinated loan. As of December 31, 2011, the outstanding amount under this loan facility was $39,680,000. As of December 31, 2011, the remaining balance of $10,397,000 on the subordinated debt is repayable up to the final balloon payment date of the original UOB loan facility on May 2016.

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

The ship security documents include covenants, among others, that require the borrowers to maintain vessel insurance for an aggregate amount equal to the greater of the vessels' aggregate market value or an amount equal to 120%, 120% and 120% of the outstanding amount under each of the UOB, HSBC and DVB loans as described above. The MCS borrowers have received a waiver from HSBC from compliance of their security requirement until December 31, 2012. The relevant covenant in the UOB loan takes effect after December 31, 2012. The vessels' insurance is to include as a minimum cover fire and usual marine risks, war risk and protection and indemnity insurance, and oil pollution. In addition, the borrowers agree to reimburse the mortgagee for mortgagees' interest insurance on the vessels in an amount of 110%, 100% and 115% of the outstanding amount under the loan of UOB, HSBC and DVB, respectively.

In addition, if a vessel is sold or becomes a total loss, MCS is required to repay such part of the loan as is equal to the greater of the relevant amount for such vessel, or such amount as is necessary to maintain compliance with the relevant minimum security covenant in the loan agreements.

Debt Repayment and Terms

The annual principal payments required to be made after December 31, 2011, for the facilities discussed above, are as follows:

2012	$45,817
2013	44,438
2014	31,433
2015	72,685
2016	36,430
Thereafter	115,600
$346,403

Capital Requirements

Our capital expenditures relate to the routine drydocking of our vessels.

The following table summarizes our next anticipated surveys, as of December 31, 2011:

Vessel	Next Scheduled Survey	Estimated Cost
Clipper Glory *	Jan 2012	$500,000
Asian Grace	Aug 2012	$600,000
Hamburg Max	Aug 2012	$1,500,000
Clipper Grace	Oct 2012	$500,000
BET Fighter	Dec 2012	$1,850,000
BET Intruder	Jan 2013	$1,850,000
African Oryx	Jan 2013	$750,000
Bremen Max	May 2013	$1,750,000
BET Scouter	May 2013	$1,750,000
Davakis G	May 2013	$650,000
BET Prince	Jun 2013	$1,750,000
African Glory	Jun 2013	$600,000
Delos Ranger	Aug 2013	$750,000
African Joy	Oct 2013	$650,000
African Zebra	Feb 2014	$500,000
BET Commander	Aug 2014	$1,400,000

* The Clipper Glory's survey commenced on January 4, 2012 and was completed on January 29, 2012.

C.           Research and development, patents and licenses, etc.

Not applicable.

D.           Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our owned vessels, which depend on the demand and supply dynamics characterizing the dry bulk freight market at any given time.

After reaching historical highs in May 2008, the freight market reversed sharply in the fourth quarter of the same year.  Since then, freight rates have been quite volatile yet they have remained at lower levels than those witnessed before 2009. For industry trends refer to industry disclosure under "Risk Factors" and "Item 4 – Business Overview." For company-specific trends refer to "Item 5. Operating and Financial Review and Prospects – Operating Results."

E.           Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

The following tables summarize our contractual obligations as of December 31, 2011, based on the contractual terms of the loan agreements and rental arrangements. The table does not reflect any potential acceleration due to non-compliance with covenant terms of our loan agreements.

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt	$346,403	$45,817	$75,870	$109,115	$115,600
Interest expense (1)	$65,878	$14,390	$24,208	$15,972	$11,308
Office rent (2)	$1,071	$551	$520	$-	$-
Total	$413,352	$60,758	$100,598	$125,087	$126,908

1.
The Marfin revolving facility bears interest at LIBOR plus a spread of 4.0% until January 31, 2012. Pursuant to the forth loan addendum dated January 31, 2012, the spread has been increased to 4.50%. The Marfin term facility bears interest at LIBOR plus a spread of 3.5%. Pursuant to the forth loan addendum dated January 31, 2012, the spread has been increased to 4.0%. The Citibank term facility bears interest at LIBOR plus a spread of 3.0% pursuant to the Fifth Supplemental Agreement dated February 7, 2012. The HSBC term facility bears interest at LIBOR plus a spread of 3.25%. The UOB senior term facility bears interest at LIBOR plus a spread of 2.50% and the UOB subordinated term facility bears interest at LIBOR plus a spread of 3.50%. The DVB senior facility bears interest at LIBOR plus a spread of 2.10% and the DVB junior facility bears interest at LIBOR plus a spread of 4.90%.

2.
The office rent reflects our agreement with Waterfront S.A. for the rent of our executive offices. The initial lease term is from November 17, 2008 to November 16, 2011. Seanergy has the option to extend the term until February 28, 2014. The monthly lease payment is EUR 42,000. As of December 20, 2010, the monthly lease payment was amended to EUR 35,000 and as of January 1, 2012 the monthly lease payment was amended to EUR 25,000. The monthly payment due under the office rent in U.S. dollars has been computed by using the Euro/U.S. dollar exchange rate as of December 31, 2011, which was €1.00:$1.2691. The office rent also includes the rent for the office of MCS in Hong Kong. The MCS offices were relocated in 2011. The monthly payment under the old tenancy agreement was HK$ 688,680 per month. The monthly payment under the new tenancy agreement is HK$ 95,600 until the expiration of the agreement on May 8, 2013. The monthly payment due under the office rent in Hong Kong dollars has been computed by using the U.S. dollar/ HK dollar exchange rate as of December 31, 2011, which was $1.00:HK$ 7.7674.

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

Name	Age	Position	Director Class
Dale Ploughman	64	Chief Executive Officer and Chairman of the Board of Directors	B (term expires in 2014)
Christina Anagnostara	40	Chief Financial Officer and Director	B (term expires in 2014)
Elias Culucundis	68	Director	A (term expires in 2013)
George Taniskidis	50	Director	A (term expires in 2013)
Dimitris Panagiotopoulos	51	Director	A (term expires in 2013)
George Tsimpis	65	Director	C (term expires in 2012)
Dimitris Anagnostopoulos	64	Director	C (term expires in 2012)

Biographical information with respect to each of our directors and executive officers is set forth below.

Dale Ploughman has served as a member of our board of directors and our chief executive officer since May 20, 2008 and as the Chairman of our board of directors since July 21, 2010. He has over 47 years of shipping industry experience. From 1999 until 2011, Mr. Ploughman had been the chairman of the Bahamas Ship Owners Association, and from 2000 to 2005 he was the chairman of South African Marine Corporation (Pty) Ltd., a dry bulk shipping company based in South Africa. In addition, from 2005 to 2010, Mr. Ploughman served as president, chief executive officer and director of Golden Energy Marine Corp. Mr. Ploughman also serves as president and chief executive officer of numerous private shipping companies controlled by members of the Restis family. From 1989 to 1999, Mr. Ploughman was the president of Great White Fleet, a fleet owned by Chiquita Brands International Inc., which was one of the largest shipping carriers to and from Central America. Mr. Ploughman has previously worked as president and chief executive officer of Lauritzen Reefers A.S., a shipping company based in Denmark, the managing director of Dammers and Vander Hiede Shipping and Trading Inc., a shipping company based in the Netherlands and as the chairman of Mackay Shipping, a shipping company based in New Zealand. He holds degrees in Business Administration and Personnel Management and Master's level Sea Certificates and was educated at the Thames Nautical Training College, HMS Worcester.

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

Elias Culucundis has been a member of our board of directors since our inception. From 2002 until 2010, Mr. Culucundis had been a member of the board of directors of Folli Follie S.A. and since 2006 an executive member of the board of directors of Hellenic Duty Free Shops S.A. Since 1999, Mr. Culucundis has been president, chief executive officer and director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. Additionally, from 1996 to 2000, he was a director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a director of Point Clear Navigation Agency Ltd, a marine project company. From 1981 to 1995, Mr. Culucundis was a director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical director and eventually ascended to the position of chief executive officer, overseeing a large fleet of Panamax, Aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of new vessels. From 1971 to 1980, Mr. Culucundis was a director and the chief executive officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. Off Shore Consultants Inc. He worked in Floating Production, Storage and Offloading vessel, or FPSO, design and construction and responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell plc. Seven FPSOs were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of our fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of several industry organizations, including the Council of the Union of Greek Shipowners and American Bureau of Shipping. Mr. Culucundis is a fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

George Taniskidis has been a member of our board of directors since December 2008. Mr. Taniskidis is a member of the board of directors of Euroseas Limited (NASDAQ: ESEA), a shipping company, where he has served since 2005. He was also a member of the board of directors of Millennium Bank, Turkey and a member of the board of directors of the Hellenic Banks Association. Mr. Taniskidis was the Chairman and Managing Director of Millennium Bank from 2002 until 2010. From 2003 until 2005, he was a member of the board of directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank's credit strategy and network. Mr. Taniskidis studied law at the National University of Athens and at the University of Pennsylvania Law School, where he received an LL.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked from 1986 until 1989 and was also a member of the New York State Bar Association. He is a member of the Young Presidents Organization.

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

George Tsimpis has been a member of our board of directors since December 2008. Since March 2009, Mr. Tsimpis is also member of the board of directors of FBB-First Business Bank S.A., of Greece, a bank affiliated with members of the Restis family. Mr. Tsimpis served as shipping advisor at BNP Paribas, Greece, from 2006 through 2007, upon retiring as Head of the Greek Shipping Desk from BNP Paribas in 2006, a position he had held since 1992. From 1986 to 1992, Mr. Tsimpis served as chief financial officer of Pirelli Tyres. From 1978 to 1986, Mr. Tsimpis was Delegate Manager and Treasurer at Bank of America, Greece. Mr. Tsimpis joined Citibank, Greece in 1971, where he served as chief trader from 1974 to 1978. Mr. Tsimpis holds a Bachelor of Arts Degree in Economics from the University of Piraeus.

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

B.           Compensation

For the year ended December 31, 2011, we paid our executive officers and directors aggregate compensation of $1.1 million. Our executive officers are employed by us pursuant to employment and consulting contracts as more fully described below. The contracts do not provide for benefits upon termination of employment, except that our CEO will receive 12 months' salary if he is terminated without cause or resigns for "good reason," as defined in his contract. We do not have a retirement plan for our executive officers or directors.

Each member of our Board of Directors receives a fee of $40,000 per year. In addition, each member of the Shipping Committee receives a fee of $60,000 per year. The aggregate director fees paid by us for the years ended December 31, 2011, 2010 and 2009 totaled $460,000, $568,000 and $684,000, respectively.

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

On December 15, 2008, Seanergy Management entered into an agreement with C.K.A. Company S.A., a Marshall Islands corporation. C.K.A. Company S.A. is beneficially owned by our Chief Financial Officer. Under the agreement, C.K.A. Company S.A. provides the services of the individual who serves as our Chief Financial Officer. The agreement provides for the payment of $220,000 per annum, payable monthly on the last working day of every month, in 12 installments, and is subject to increases as approved by the Compensation Committee. In addition, Seanergy Management has entered into an employment agreement with our Chief Financial Officer. The total net annual remuneration amounts to Euro 23,800 subject to any increases made from time to time by Compensation Committee. Our Chief Financial Officer's contracts are at-will but may be terminated by either party on six months notice.

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

D.           Employees

We currently have two executive officers, Mr. Dale Ploughman, our chief executive officer who is also the Chairman of our Board of Directors, and Ms. Christina Anagnostara, our chief financial officer. In addition, we employ Ms. Theodora Mitropetrou, our general counsel, and a support staff of thirteen employees. In addition, EST, M/S Fleet and Wallem are responsible for identifying, screening and recruiting, directly or through crewing agents, the seafarers that crew the vessels in our fleet.

E.           Share Ownership

The shares of our common stock beneficially owned by our directors and senior managers are disclosed below in "Item 7. Major Shareholders and Related Party Transactions."

ITEM 7.                   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets out information, as of the date of this annual report, regarding (i) the owners of more than five percent of outstanding common shares that we are aware of and (ii) the total number of common shares owned by all of our directors and senior management. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common shares, par value $0.0001 per share
	United Capital Investments Corp.(1)	2,622,727	21.9%
	Atrion Shipholding S.A.(1)	2,522,149	21.1%
	Plaza Shipholding Corp.(1)	2,526,388	21.1%
	Comet Shipholding Inc.(1)	2,522,168	21.1%
	Dale Ploughman	12,000	*
	Christina Anagnostara	667	*
	All directors and executive officers as a group (7 individuals)	12,667	*

* Less than one percent.

All shares owned by the shareholders listed in the table above have the same voting rights as other shares of our common stock.

(1) Each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp, and Comet Shipholding Inc., is an affiliate of members of the Restis family.

B.           Related Party Transactions

Share Purchase Agreement

On January 31, 2012, we completed an equity injection plan with four entities affiliated with the Restis family.  In exchange for $10 million, we issued an aggregate of 4,641,620 of our common shares to the four entities at a price of $2.15442.  The price was determined as the average closing price of the five trading days preceding the execution of the purchase plan.  Following the issuance of the shares and as of the date of this report we have 11,959,282 outstanding common shares.

Purchase of Remaining 50% Ownership Interest in BET

On August 12, 2009, we expanded the size of our fleet when we closed on the purchase of a 50% ownership interest in BET from Constellation, a company unaffiliated with us. On September 3, 2010, we entered into an agreement to acquire the remaining 50% ownership interest in BET from Mineral Transport, a company controlled by members of the Restis family, for consideration that was paid in the form of: (i) $7.0 million in cash and (ii) 24,761,905 shares of our common stock (or 1,650,793 shares as adjusted for the Reverse Stock Split), at an agreed price of $1.05 per share (or $15.75 per share as adjusted for the Reverse Stock Split) totaling $26.0 million, that were issued to the Restis affiliate shareholders, as nominees of Mineral Transport.

Purchase of 100% Ownership Interest in MCS

On April 30, 2010, Maritime Capital, a company controlled by members of the Restis family, acquired 100% of MCS. On May 28, 2010, we further expanded our fleet by acquiring a 51% ownership interest in MCS for consideration of $33.0 million paid to Maritime Capital. On September 15, 2010, we acquired the remaining 49% ownership interest in MCS from Maritime Capital for consideration of approximately $29.0 million, which was paid to Maritime Capital in the form of: (i) $3.0 million in cash and (ii) 24,761,905 shares of our common stock (or 1,650,793 shares as adjusted for the Reverse Stock Split), at an agreed price of $1.05 per share (or $15.75 per share as adjusted for the Reverse Stock Split) totaling $26.0 million, that were issued to the Restis affiliate shareholders, as nominees of Maritime Capital.

Registration Rights

Pursuant to a Registration Rights Agreement, no later than 30 days from the effective date of the dissolution and liquidation of Seanergy Maritime, we were obligated to file a registration statement with the Commission registering the resale of the 366,666 shares of our common stock in the aggregate owned by Seanergy Maritime's founding shareholders and the Restis affiliate shareholders, 16,016,667 common stock purchase warrants that were issued in a private transaction, to which we refer as the Insider Warrants, and the 16,016,667 shares of our common stock (or 1,067,777 shares as adjusted for the Reverse Stock Split) underlying the Insider Warrants. In addition, we agreed to register for resale in such registration statement an aggregate of 6,568,075 shares of our common stock (or 437,871 shares as adjusted Reverse Stock Split), consisting of the 4,308,075 shares of our common stock (or 287,205 shares as adjusted Reverse Stock Split) issued to the Restis affiliate shareholders upon achievement of the earnings targets and the 2,260,000 shares of our common stock (or 150,666 shares as adjusted for the Reverse Stock Split) originally issuable upon conversion of the Note. We filed such registration statement, to which we refer as the original resale registration statement, with the Commission (File No. 333-157270) and it was declared effective on February 19, 2009. The 5,500,000 shares (or 366,666 shares as adjusted for the Reverse Stock Split) were in escrow for a period of 12 months after the vessel acquisition and in September 2009, they were released by the escrow agent.

On August 28, 2009, in connection with the amendment to the Note, we filed a registration statement pursuant to Rule 462(b) promulgated under the Securities Act (File No. 333-161595), or the second resale registration statement, for the additional 4,325,868 shares of our common stock (or 288,391 shares as adjusted for the Reverse Stock Split) issued upon conversion of the Note, as amended. The securities we registered pursuant to the original resale registration statement and the second resale registration statement were again registered pursuant to a registration statement on Form F-3 we filed with the Commission on May 10, 2010 (File No. 333-166697), or the third resale registration statement, which was declared effective on May 19, 2010. The holders of such securities are also entitled to certain "piggy-back" registration rights on registration statements filed subsequent to such date. We have since withdrawn the original resale registration statement and the second resale registration statement.

On September 15, 2010, we entered into a registration rights agreement in connection with our acquisition of a 49% interest in MCS, as part of the purchase price for the acquisition was paid through the issuance of 24,761,905 shares of our common stock (or 1,650,793 shares as adjusted for the Reverse Stock Split) to the Restis affiliate shareholders as nominees of the seller, Maritime Capital. On October 22, 2010, we entered into a registration rights agreement in connection with our acquisition of a 50% interest in BET, as part of the purchase price for the acquisition was paid through the issuance of 24,761,905 shares of our common stock (or 1,650,793 shares as adjusted for the Reverse Stock Split) to the Restis affiliate shareholders as nominees of the seller, Mineral Transport. Pursuant to these registration rights agreements, no later than 120 days from the execution of each of the registration rights agreements, we were obligated to file a registration statement with the Commission registering the resale of such 49,523,810 shares of common stock (or 3,301,587 shares as adjusted for the Reverse Stock Split) in the aggregate issued to and held by the Restis affiliate shareholders following the September 2010 MCS and October 2010 BET acquisitions, to which we refer as the fourth resale registration statement. We filed the fourth resale registration statement with the Commission on a registration statement on Form F-3 on October 7, 2010 (File No. 333-169813), and it was declared effective on November 12, 2010.

On January 4, 2012, we entered into a registration rights agreement in connection with a share purchase agreement, discussed above, under which we sold 4,641,620 of our common shares to United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc., which are all companies affiliated with the Restis family, for $10 million.  The common shares were sold at a price of $2.15442, which was the average closing price of our common shares for the five trading days preceding the execution of the share purchase agreement.  We have agreed to register our 4,641,620 shares within 120 days from the closing date of the share purchase agreement.

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

Brokerage Agreement

Under the terms of the brokerage agreements entered into by Seanergy Management, with Safbulk, a company controlled by members of the Restis family, Safbulk provides commercial management services for our initial fleet of six vessels and the BET vessels, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management and BET, as the case may be. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. Both brokerage agreements have been automatically renewed for another year expiring in May and August 2011.

Time Charters with Swissmarine

Pursuant to charter party agreements dated June 16, 2011, each of the BET Fighter and BET Scouter were chartered to Swissmarine for a period of about 11 to about 13 months, at a gross daily rate equal to the adjusted time charter average of the Baltic Capesize Index. Seanergy has a right to convert this to a fixed daily rate throughout the life of the contract, subject to the charterer's mutual consent. Pursuant to charter party agreement dated June 16, 2011, the BET Intruder was chartered to Swissmarine for a period of about 11 to about 13 months, at a gross daily rate of $12,250. Pursuant to a charter party agreement dated October 7, 2011, the BET Prince was chartered to Swissmarine for a period of about 11 to about 13 months, at a gross daily rate equal to the adjusted time charter average of the Baltic Capesize Index. Seanergy has a right to convert this to a fixed daily rate throughout the life of the contract, subject to the charterer's mutual consent. All charter rates for the BET fleet with Swissmarine are inclusive of a commission of 1.25% payable to Safbulk Maritime as commercial broker and 3.75% to Swissmarine as charterer.

Vgenopoulos and Partners

Mr. Ioannis Tsigkounakis, who was a member of our Board of Directors until November 18, 2009, is a partner of Vgenopoulos and Partners, a law firm we had retained in connection with certain transactional matters. During the fiscal year ended December 31, 2010, we paid Mr. Tsigkounakis' law firm $31,000.

Commercial Real Estate Sublease Agreement

We lease our executive office space in Athens, Greece pursuant to the terms of a sublease agreement between Seanergy Management and Waterfront S.A., a company affiliated with a member of the Restis family. The initial sublease fee is Euro 504,000 per annum, or Euro 42,000 per month. The initial term is from November 17, 2008 to November 16, 2011. We have the option to extend the term until February 28, 2014. On December 20, 2010 we entered into an amendment which provides that for the remaining of the term of the sublease agreement the sublease fee will be EUR 35,000 per month and on January 1, 2012 we entered into an amendment which provides that for the remaining of the term of the sublease agreement the sublease fee will be EUR 25,000 per month. Seanergy Management has been granted Ministerial Approval (issued in the Greek Government Gazette) for the establishment of an office in Greece under Greek Law 89/67 (as amended).

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

ITEM 8.                   FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

 On December 30, 2010, certain of our shareholders who are resident in Greece (including Mr. George Koutsolioutsos, the former Chairman of the Board of the Company) brought suit in the First Instance Court of Athens against certain other shareholders of the Company and other individuals who are resident in Greece, including our CEO and CFO. Neither we nor any of our subsidiaries is named as a defendant. The complaint alleges that the defendants engaged in willful unlawful conduct under Greek law and that the plaintiffs sustained losses therefrom, including diminution in the value of their shares in the Company and reputational damage. The defendants have advised us that they do not believe the action has merit, and that they intend to vigorously defend it. A court hearing date has been set for November 28, 2012, however, the defendants have advised us that the court may, at the request of either party, determine to adjourn the hearing date until as late as 2014.

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

The table below sets forth the high and low closing prices for each of the periods indicated for our shares of common stock on the American Stock Exchange or the NASDAQ Global Market. Seanergy Maritime's shares of common stock were originally listed on the American Stock Exchange. On October 15, 2008, Seanergy Maritime's shares of common stock commenced trading on the NASDAQ Global Market. Following the dissolution of Seanergy Maritime, our shares of common stock started trading on the NASDAQ Global Market on January 28, 2009.

	High	Low

For the Fiscal Year Ended December 31, 2009	$80.25	$43.95
For the Fiscal Year Ended December 31, 2010	$44.85	$13.5
For the Fiscal Year Ended December 31, 2011	$14.84	$2.06

For the Quarter Ended
March 31, 2010	$44.85	$15.75
June 30, 2010	$23.85	$15.9
September 30, 2010	$18.30	$13.80
December 31, 2010	$19.80	$13.50
March 31, 2011	$14.84	$9.18
June 30, 2011	$9.30	$4.95
September 30, 2011	$5.90	$3.00
December 31, 2011	$3.57	$2.06

High	Low

For the Month Ended
September 2011	$4.56	$3.19
October 2011	$3.57	$2.79
November 2011	$3.28	$2.83
December 2011	$3.00	$2.06
January 2012	$2.74	$2.15
February 2012	$4.23	$2.16
March 1 through March 15, 2012	$3.25	$3.80

B.           Plan of Distribution

Not applicable.

C.           Markets

Our common stock trades on the NASDAQ Global Market under the symbol "SHIP".

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.                   ADDITIONAL INFORMATION

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

Articles of Incorporation

Our amended and restated articles of incorporation and our amended and restated bylaws have been filed in the Annex to Seanergy Maritime's proxy statement filed with the SEC on Form 6-K on July 31, 2008. The information contained in these exhibits is incorporated by reference herein.  Our second amended and restated bylaws have been filed with the SEC on Form 6-K on July 20, 2011.

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

E.           Taxation

The following is a summary of the material U.S. federal and Marshall Islands income tax consequences of the ownership and disposition of our common stock as well as the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations. The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply to a beneficial owner of our common stock that is treated for U.S. federal income tax purposes as:

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

As discussed in more detail below, we believe that we satisfied the Publicly-Traded Test for our 2011 taxable year since, on more than half the days the days of the taxable year, our common shares were primarily and regularly traded on an established securities market in the United States, namely the NASDAQ Global Market.

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

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, who we refer to as "5% Shareholders." We refer to this restriction in the regulations as the "Closely-Held Rule." The Closely-Held Rule will not disqualify us, however, if we can establish that our qualified 5% Shareholders own sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year, which we refer to as the exception to the Closely-Held Rule.

For purposes of being able to determine our 5% Shareholders, the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

Based on our Schedule 13G and 13D filings for the 2011 taxable year, we believe that we were not subject to the Closely-Held Rule for our 2011 taxable year and therefore satisfy the Publicly-Traded Test.  However, there can be no assurance regarding whether we will be subject to the Closely-Held Rule for any future taxable year.  For this and other reasons, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for future taxable year.

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

Taxation of Distributions Paid on Common Stock

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

Passive Foreign Investment Company Rules

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

Pursuant to recently enacted legislation, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations).  Specified foreign financial assets would include, among other assets, the common shares, unless the shares held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

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

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Investor Relations, Seanergy Maritime Holdings Corp., 1-3 Patriarchou Grigoriou Street, 166 74 Glyfada, Athens, Greece, telephone number (011) +30 2130181507 or facsimile number (011) +30-210-9638450.

I.           Subsidiary information

Not applicable.

ITEM 11.                   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are subject to interest-rate risk relating to the floating-rate interest on our revolving credit facility and on our term facility with Marfin, as well as on our Citibank, DVB, HSBC and UOB term facilities. These facilities bear interest at LIBOR plus a spread. For the year ended December 31, 2011, the weighted average interest rate was 4.26%, 3.79% and 2.30% for the Marfin revolving facility, the Marfin term facility and the Citibank term facility, respectively. For the DVB, HSBC and UOB term facilities respectively, the weighted average interest rate was 2.92%, 3.35% and 3.06% for the year ended December 31, 2011. A 1% increase in LIBOR would have resulted in an increase in interest expense for the twelve months ended December 31, 2011, of approximately $0.5 million, $1.0 million and $1.0 million on the Marfin revolving credit facility, the Marfin term facility and the Citibank term facility, respectively. A 1% increase in LIBOR would have resulted in an increase in interest expense for the twelve months ended December 31, 2011, of approximately $0.5 million, $0.3 million and $0.4 million on the DVB, HSBC and UOB term facilities, respectively.

For a description of our derivatives, see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Derivatives".

Interest Rate Swaps

We are exposed to interest rate fluctuations associated with our variable rate borrowings, and our objective is to manage the impact of such fluctuations on earnings and cash flows of our borrowings. In this respect, we use interest rate swaps to manage net exposure to interest rate fluctuations related to our borrowings and to lower our overall borrowing costs. As of December 31, 2011we had four interest rate swaps outstanding, originally entered into by BET and MCS, with a total notional amount of approximately $130.7 million. These interest rate swap agreements do not qualify for hedge accounting, and changes in their fair values are reflected in our earnings.

Foreign Exchange Rate Fluctuation

We generate all of our revenue in U.S. dollars. The majority of our operating expenses are in U.S. dollars except primarily for our management fees and our executive office rental expenses which are denominated in Euros and Hong Kong dollars. During the year ended December 31, 2011, approximately 3% of our expenses were in currencies other than U.S. dollars, the majority of which are denominated in Euros and Hong Kong dollars. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses. However due to our relatively low percentage exposure to currencies other than our base currency which is the U.S. dollar, we believe that such currency movements will not have a material effect on us.

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

PART II

ITEM 13.                   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                   CONTROLS AND PROCEDURES

a)           Disclosure Controls and Procedures

Management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2011). The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management, including our Chief Executive Officer and our Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, it used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") published in its report entitled Internal Control-Integrated Framework. Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2011.

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

PricewaterhouseCoopers S.A., our independent registered public accounting firm, has audited the consolidated financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2011.

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

ITEM 16B.                      CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers and directors. Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.seanergymaritime.com. We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request. We intend to disclose any waivers to or amendments of the Code of Business Conduct and Ethics for the benefit of any of our directors and executive officers, within 5 business days of such waiver or amendment. Shareholders may direct their requests to the attention of Investor Relations, Seanergy Maritime Holdings Corp., 1-3 Patriarchou Grigoriou Street, 16674 Glyfada, Athens, Greece, telephone number (011) +30213 0181507 or facsimile number (011) +30-210-9638450.

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountants are PricewaterhouseCoopers, S.A., or PWC. PWC  has billed us for audit, audit-related and non-audit services as follows:

	2011	2010
Audit fees	$767,788	$1,230,276
Audit related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	$767,788	$1,230,276

Audit fees for 2011 of $767,788 related to professional services rendered for the audit of our financial statements for the year ended December 31, 2011. Audit fees for 2010 of $1,230,276 related to professional services rendered for the audit of our financial statements for the year ended December 31, 2010 and services performed in connection with amendments of our registration statements on Form F-1 and our registration  statements on Form F-3. Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D.                      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.                      CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

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

ITEM 16H.                      MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                   FINANCIAL STATEMENTS

See Item 18.

ITEM 18.                   FINANCIAL STATEMENTS

The following financial statements, together with the reports of PricewaterhouseCoopers, S.A., are set forth on pages F-1 through F-39 and are filed as part of this annual report:

ITEM 19.                   EXHIBITS

Exhibit

Number	Description

1.1	Amended and Restated Articles of Incorporation (1)
1.2	Second Amended and Restated Bylaws (2)
1.3	Amendment to Amended and Restated Articles of Incorporation (3)
1.4	Second Amendment to Amended and Restated Articles of Incorporation (4)
1.5	Third Amendment to Amended and Restated Articles of Incorporation (5)
1.6	Fourth Amendment to Amended and Restated Articles of Incorporation (6)
2.1	Specimen Common Stock Certificate(7)
2.2	Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant(8)
2.3	Unit Purchase Option(8)
2.4	Specimen Unit Certificate(9)
2.5	Form of Underwriters Warrant(10)
4.1	Master Agreement dated as of May 20, 2008(1)
4.2	Amendment to Master Agreement dated July 25, 2008(1)
4.3	Brokerage Agreement dated as of May 20, 2008(1)
4.4	Form of Convertible Unsecured Promissory Note(1)
4.5	Amendment to Convertible Promissory Note dated August 28, 2009(11)
4.6	Memorandum of Agreement relating to the African Zebra dated January 30, 2012 between Expedition International Limited, as buyers and Waldeck Maritime Co., as sellers, as amended
4.7	Management Agreement dated as of May 20, 2008(1)
4.8	Amendment No.1 to Management Agreement dated October 1, 2011
4.9	Management Agreement with BET dated August 12, 2009
4.10	Amendment No. 1 to Management Agreement with BET dated October 1, 2011
4.11	Share Purchase Agreement dated July 14, 2009 between registrant and Constellation Bulk Energy Holdings, Inc.(12)
4.12	Shareholders' Agreement dated August 12, 2009 between Seanergy and Mineral Transport Holdings(11)
4.13	Share Purchase Agreement dated May 27, 2010 between Seanergy and Maritime Capital(13)
4.14	Shareholders' Agreement dated May 28, 2010 between Seanergy and Maritime Capital(13)
4.15	Share Purchase Agreement dated September 3, 2010 between Seanergy and Maritime Capital(14)
4.16	Share Purchase Agreement dated September 3, 2010 between Seanergy and Mineral Transport(15)
4.17	Share Purchase Agreement dated January 4, 2012 between registrant and United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc.(18)
4.18	Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan(16)
4.19	Loan Agreement dated August 27, 2008 between Seanergy and Marfin Bank of Greece, S.A.(11)
4.20	Amendment No. 1 to Marfin Loan Agreement dated September 9, 2009(11)
4.21	Amendment No. 2 to Marfin Loan Agreement dated November 13, 2009(12)
4.22	Amendment No. 3 to Marfin Loan Agreement dated June 2, 2010(13)
4.23	Amendment No. 4 to Marfin Loan Agreement dated January 31, 2012
4.24	Second Supplement Agreement dated September 30, 2009 relating to and including the Loan Agreement dated June 26, 2007 between BET and Citibank(11)
4.25	Supplemental Letter Agreement dated August 4, 2010 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank (14)

Number	Description

4.26	Third Supplemental Agreement dated December 23, 2010 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank(17)
4.27	Fourth Supplemental Agreement dated March 31, 2011 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank (17)
4.28	Fifth Supplemental Agreement dated February 7, 2012 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank
4.29	Restated Loan Agreement originally dated June 26, 2007 between BET and Citibank
4.30	Loan Agreement dated October 19, 2007 between MCS and DVB(13)
4.31	Loan Agreement dated June 5, 2008 between MCS and HSBC(13)
4.32	Supplemental Agreement dated May 20, 2010 relating to the Loan Agreement dated October 19, 2007 between MCS and DVB(13)
4.33	Supplemental Agreement dated May 21, 2010 relating to the Loan Agreement dated June 5, 2008 between MCS and HSBC(13)
4.34	Supplemental Letter and Amended and Restated Agreement dated May 24, 2010 relating to and including the Loan Agreement dated March 6, 2008 between MCS and UOB(17)
8.1	List of Subsidiaries
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers, S.A.

(1)	Incorporated herein by reference to the corresponding exhibit in the Annex filed with Seanergy Maritime's proxy statement on Form 6-K submitted to the SEC on July 31, 2008.
(2)	Incorporated herein by reference to our Company's report on Form 6-K submitted to the SEC on July 20, 2012.

(3)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1MEF filed with the SEC on August 28, 2009 (File No. 333-161595).

(4)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the SEC on September 16, 2010.
(5)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the SEC on June 27, 2011.

(6)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the SEC on August 5, 2011.

(7)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the SEC on January 15, 2009 (File No. 333-154952).

(8)	Incorporated herein by reference to the corresponding exhibit filed with Seanergy Maritime's report on Form 8-K filed with the SEC on October 4, 2007.
(9)	Incorporated herein by reference to the corresponding exhibit filed with Seanergy Maritime's registration statement on Form F-1/A filed with the SEC on July 10, 2007 (File No. 333-144436).

(10)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the SEC on January 26, 2010 (File No. 333-161961).

(11)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the SEC on October 16, 2009 (File No. 333-161961).

(12)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the SEC on November 18, 2009 (File No. 333-161961).

(13)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the SEC on July 21, 2010 (File No. 333-166872).

(14)
Incorporated herein by reference to the corresponding exhibit filed with our Company's post-effective amendment no. 1 to the registration statement on Form F-1 filed with the SEC on September 24, 2010 (File No. 333-166872).

(15)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the SEC on October 29, 2010.

(16)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the SEC on February 7, 2011.

(17)	Incorporated herein by reference to the corresponding exhibit filed with our Company's annual report on Form 20-F submitted to the SEC on March 31, 2011.

(18)	Incorporated herein by reference to the corresponding exhibit filed with a Schedule 13D/A relating to our Company submitted to the SEC on March 18, 2012

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Dale Ploughman
Name:	Dale Ploughman
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date:  March 19, 2012

Seanergy Maritime Holdings Corp.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Seanergy Maritime Holdings Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity and cash flows present fairly, in all material respects, the financial position of Seanergy Maritime Holdings Corp.  and its subsidiaries (the "Company") at December 31, 2011 and December 31, 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control over Financial Reporting" appearing in item 15(B) of the Company's 2011 Annual Report on Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 19, 2012

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2011 and 2010
 (In thousands of US Dollars, except for share data, unless otherwise stated)

	Notes	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	4	17,734	53,787
Restricted cash	5	19,560	10,385
Accounts receivable trade, net		1,764	999
Due from related parties	6	405	-
Inventories	7	2,512	1,459
Other current assets	8	1,457	1,829
Total current assets		43,432	68,459
Fixed assets:
Vessels, net	9	381,129	597,372
Office equipment, net	9	15	29
Total fixed assets		381,144	597,401
Other assets
Goodwill	10	4,365	17,275
Deferred charges	11	7,358	13,086
Other non-current assets		177	180
TOTAL ASSETS		436,476	696,401

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	12	45,817	53,380
Trade accounts and other payables		2,595	2,340
Due to related parties	6	1,097	4,025
Accrued expenses		2,428	3,491
Accrued interest		1,936	1,009
Financial instruments	13	4,092	5,787
Below market acquired time charters		-	266
Deferred revenue – related party	14	142	1,041
Deferred revenue	14	590	1,452
Total current liabilities		58,697	72,791
Long-term debt, net of current portion	12	300,586	346,168
Financial instruments, net of current portion	13	270	2,777
Total liabilities		359,553	421,736

Commitments and contingencies	15	-	-

EQUITY
Seanergy shareholders' equity
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2011 and 2010; 7,317,662 and 7,314,931 shares issued and outstanding as at December 31, 2011 and 2010, respectively	16	1	1
Additional paid-in capital		279,292	279,278
Accumulated deficit		(202,370)	(4,614)
Total equity		76,923	274,665
TOTAL LIABILITIES AND EQUITY		436,476	696,401

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Income
For the years ended December 31, 2011, 2010 and 2009
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Notes	2011	2010	2009
Revenues:
Vessel revenue - related party	17	35,684	44,175	83,903
Vessel revenue		71,555	54,777	6,340
Commissions – related party	3	(1,327)	(1,546)	(2,226)
Commissions		(1,852)	(1,550)	(120)
Vessel revenue, net		104,060	95,856	87,897
Expenses:
Direct voyage expenses		(2,541)	(2,399)	(753)
Vessel operating expenses	18	(34,727)	(30,667)	(16,222)
Voyage expenses - related party	3	(661)	(434)	(1,119)
Management fees - related party	3	(2,415)	(2,328)	(1,715)
Management fees		(576)	(316)	-
General and administration expenses	19	(8,070)	(7,606)	(5,928)
General and administration expenses - related party	20	(603)	(697)	(742)
Amortization of deferred dry-docking costs	11	(7,313)	(3,657)	(1,045)
Depreciation	9	(28,856)	(29,328)	(26,812)
Impairment loss for vessels	9, 11	(188,995)	-	-
Impairment loss for goodwill	10	(12,910)	-	-
Gain from acquisition of subsidiary		-	-	6,813
Operating (loss) income		(183,607)	18,424	40,374
Other income (expense), net:
Interest and finance costs	21	(13,482)	(12,931)	(7,230)
Interest and finance costs – shareholders		-	-	(386)
Interest income	22	60	358	430
Loss on interest rate swaps	13	(641)	(4,164)	(1,575)
Foreign currency exchange (losses) gains, net		(46)	14	(44)
		(14,109)	(16,723)	(8,805)
Net (loss) income before taxes		(197,716)	1,701	31,569
Income taxes		(40)	(60)	-
Net (loss) income		(197,756)	1,641	31,569
Less: Net (income) attributable to the noncontrolling interest		-	(1,509)	(1,517)
Net (loss) income attributable to Seanergy Maritime Holdings Corp. Shareholders		(197,756)	132	30,052
Net (loss) income per common share
Basic	23	(27.04)	0.02	17.42
Diluted	23	(27.04)	0.02	14.77
Weighted average common shares outstanding
Basic	23	7,314,636	5,861,129	1,725,531
Diluted	23	7,314,636	5,861,129	2,035,285

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2011, 2010 and 2009
(In thousands of US Dollars, except for share data, unless otherwise stated)

	Common stock		Additional		Total Seanergy
	# of Shares	Par Value	paid-in capital	Accumulated deficit	shareholders' equity	Noncontrolling interest	Total equity

Balance, January 1, 2009	1,490,748	-	166,363	(34,798)	131,565	-	131,565
Issuance of common stock to convert promissory note	439,058	-	29,597	-	29,597	-	29,597
Issuance of common stock due to earn-out	287,205	-	17,275	-	17,275	-	17,275
Gain from acquisition (Note 1)	-	-	-	-	-	6,813	6,813
Noncontrolling interest contribution	-	-	-	-	-	10,000	10,000
Net income for the year ended December 31, 2009	-	-	-	30,052	30,052	1,517	31,569
Balance, December 31, 2009	2,217,011	-	213,235	(4,746)	208,489	18,330	226,819
Issuance of common stock (Note 16)	1,796,333	1	28,525	-	28,526	-	28,526
Subsidiaries acquired (Note 1)	3,301,587	-	37,518	-	37,518	(19,839)	17,679
Net income for the year ended December 31, 2010	-	-	-	132	132	1,509	1,641
Balance, December 31, 2010	7,314,931	1	279,278	(4,614)	274,665	-	274,665
Issuance of non-vested shares	3,332	-	-	-	-	-	-
Redemption of partial shares due to reverse stock split	(601)	-	-	-	-	-	-
Stock based compensation (Note 24)	-	-	14	-	14	-	14
Net loss for the year ended December 31, 2011	-	-	-	(197,756)	(197,756)	-	(197,756)
Balance, December 31, 2011	7,317,662	1	279,292	(202,370)	76,923	-	76,923

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2011, 2010 and 2009
 (In thousands of US Dollars)

	2011	2010	2009
Cash flows from operating activities:
Net (loss) income	(197,756)	1,641	31,569
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	28,856	29,328	26,812
Amortization of deferred finance charges	989	738	696
Amortization of deferred dry-docking costs	7,313	3,657	1,045
Payments for dry-docking	(6,414)	(5,519)	(7,119)
Change in fair value of financial instruments	(4,202)	(27)	189
Amortization of acquired time charters	(266)	(319)	(125)
Stock based compensation	14	-	-
Impairment of vessels	188,995	-	-
Impairment of goodwill	12,910	-	-
Gain on acquisition	-	-	(6,813)
Changes in operating assets and liabilities:
(Increase) decrease in operating assets
Due from related parties	(405)	265	1,760
Inventories	(1,053)	(70)	1,222
Accounts receivable trade, net	(765)	(493)	(263)
Other current assets	371	904	(191)
Other non-current assets	3	-	(180)
Increase (decrease) in operating liabilities
Trade accounts and other payables	255	37	(3,299)
Due to underwriters	-	(19)	(400)
Accrued expenses	1,356	(2,071)	(885)
Accrued charges on convertible note due to shareholders	-	-	670
Due to related parties	(2,928)	4,025	-
Premium amortization on convertible note due to shareholders	-	-	(379)
Accrued interest	927	(1,002)	1,176
Deferred revenue – related party	(899)	148	(2,523)
Deferred revenue	(862)	314	246
Net cash provided by operating activities	26,439	31,537	43,208
Cash flows from investing activities:
Acquisition of businesses, including of cash acquired	-	17,913	36,374
Additions to office furniture and equipment	-	(28)	(21)
Acquisition of noncontrolling interest	-	(10,000)	-
Net cash provided by investing activities	-	7,885	36,353
Cash flows from financing activities:
Deemed distribution upon acquisition of MCS	-	(2,054)	-
Net proceeds from issuance of common stock	-	28,526	-
Repayments of long term debt	(53,145)	(67,941)	(54,878)
Deferred finance charges	(172)	(841)	-
Noncontrolling interest contribution	-	-	10,000
Restricted cash (retained) released	(9,175)	(6,932)	1,381
Net cash used in financing activities	(62,492)	(49,242)	(43,497)
Net (decrease) increase in cash and cash equivalents	(36,053)	(9,820)	36,064
Cash and cash equivalents at beginning of period	53,787	63,607	27,543
Cash and cash equivalents at end of period	17,734	53,787	63,607
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	11,045	11,070	6,447
Non-cash investing and financing activities:
Issuance of common shares at fair value for the acquisition of BET	-	30,952	-
Issuance of common shares at fair value for the acquisition of MCS	-	26,743	-
Deemed distribution to controlling shareholder – BET acquisition	-	(18,113)	-
Deemed distribution to controlling shareholder – MCS acquisition	-	(10)
Issuance of common shares at fair value upon conversion of convertible note	-	-	29,597
Issuance of warrants for offering	-	1,053	-

The accompanying notes are an integral part of these consolidated financial statements.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

1.	Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the "Company" or "Seanergy"), originally Seanergy Merger Corp., was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Athens, Greece. The Company provides global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries for a broad range of dry bulk cargoes, including coal, iron ore, and grains or major bulks, as well as bauxite, phosphate, fertilizers and steel products or minor bulks.

The accompanying consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the "Company" or "Seanergy").

(a)	Maritime Capital Shipping Limited ("MCS") Acquisition:

On May 20, 2010, a voting agreement between certain of the Company's shareholders expired, and from that date, the majority shareholders of the Company, the Restis family, became controlling shareholders of the Company. On May 28, 2010, the Company acquired 51% of MCS, a company wholly owned by the Restis family, for $33.0 million in cash. The acquisition was treated as a transaction between entities under common control and as such the Company consolidated MCS from the first day that both entities were under common control, May 20, 2010, using MCS' historical balances. Inclusion of MCS in the Company's consolidated financial statements resulted in a debit of $2.05 million to the Company's additional paid-in capital and a credit of $29.73 million to noncontrolling interest. The opening balances of MCS on May 20, 2010 were as follows:

Cash	48,860
Restricted cash	3,453
Inventories	263
Other current assets	762
Vessels	181,861
Other non-current assets	192
Other liabilities	(4,304)
Debt	(166,923)
Financial instruments	(3,485)
Net assets	60,679

51% of net assets acquired	30,946
Consideration paid	(33,000)
Deemed distribution (cash) to controlling shareholder	(2,054)

On September 15, 2010, the Company acquired the remaining 49% of MCS from the Restis family for consideration of approximately $29.0 million which was paid by the Company to the MCS Seller in the form of cash amounting to $3.0 million and 1,650,794 shares of the Company at an agreed price of $15.75 per share totaling $26.0 million. The transaction has been retrospectively recorded as of May 20, 2010 and resulted in the following:

Acquisition of non controlling interest of MCS	29,733
Due to non controlling shareholders of MCS	(3,000)
Issuance of common shares at fair value (additional paid-in capital)	(26,743)
Deemed distribution (non-cash) to controlling shareholder	(10)

For purposes of the earnings per share calculation in Note 23, the 1,650,794 shares were considered to be issued and outstanding as of May 20, 2010.

(b)	Acquisition of Bulk Energy Transport (Holdings) Limited ("BET") noncontrolling interest:

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

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

The Company estimated that the fair values of the assets acquired and liabilities assumed at acquisition were as follows:

Cash	36,374
Restricted cash	1,381
Trade and other receivables	2,844
Inventories	1,476
Vessels	126,000
Current portion of long term debt	(16,573)
Accounts payable and accruals	(5,722)
Acquired time charters	(710)
Derivative instruments	(4,917)
Long term debt net of current portion	(126,527)
Non controlling interest	(6,813)
Excess of fair value of assets acquired and liabilities assumed over consideration paid	(6,813)

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

On October 22, 2010, the Company purchased from Mineral Transport, an affiliate of members of the Restis family, the remaining 50% ownership interest in BET for consideration that was paid by the Company to Mineral Transport in the form of cash amounting to $7.0 million and 1,650,794 shares of the Company at an agreed price of $15.75 per share totaling $26.0 million. The transaction was treated as a transaction between entities under common control.

The transaction has been retrospectively recorded as of May 20, 2010 and resulted in the following:

Acquisition of non controlling interest of BET	19,839
Due to non controlling shareholders of BET	(7,000)
Issuance of common shares at fair value (additional paid-in capital)	(30,952)
Deemed distribution (non-cash) to controlling shareholder	(18,113)

For purposes of the earnings per share calculation in Note 23, the 1,650,794 shares were considered to be issued and outstanding as of May 20, 2010.

(c)	Reverse stock split:

Effective June 24, 2011, the Company effected a fifteen-to-one reverse stock split on its issued and outstanding common stock (Note 16). All share and per share amounts disclosed in the financial statements give effect to this reverse stock split retroactively, for all periods presented.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

(d)	Subsidiaries in consolidation:

Seanergy's subsidiaries included in these consolidated financial statements as of December 31, 2011 are as follows:

Company	Country of Incorporation	Date of Incorporation	Vessel name	Date of Delivery
Seanergy Management Corp.(1) (4)	Marshall Islands	May 9, 2008	N/A	N/A
Amazons Management Inc.(1)	Marshall Islands	April 21, 2008	Davakis G.	August 28, 2008
Lagoon Shipholding Ltd.(1)	Marshall Islands	April 21, 2008	Delos Ranger	August 28, 2008
Cynthera Navigation Ltd.(1)	Marshall Islands	March 18, 2008	African Oryx	August 28, 2008
Martinique International Corp.(1)	British Virgin Islands	May 14, 2008	Bremen Max	September 11, 2008
Harbour Business International Corp.(1)	British Virgin Islands	April 1, 2008	Hamburg Max	September 25, 2008
Waldeck Maritime Co.(1) (7)	Marshall Islands	April 21, 2008	African Zebra	September 25, 2008
Motion Shipholding Co.(8)	Marshall Islands	September 8, 2009	N/A	N/A
Bulk Energy Transport (Holdings) Limited (1)	Marshall Islands	December 18, 2006	N/A	N/A
Quex Shipping Inc.(2)	British Virgin Islands	January 3, 2007	BET Commander	August 13, 2009
Rossington Marine Corp.(2)	British Virgin Islands	January 3, 2007	BET Intruder	August 13, 2009
Rayford Navigation Corp.(2)	British Virgin Islands	January 3, 2007	BET Prince	August 13, 2009
Creighton Development Inc.(6)	British Virgin Islands	January 3, 2007	N/A	August 13, 2009
Pulford Ocean Inc.(2)	British Virgin Islands	January 3, 2007	BET Scouter	August 13, 2009
Lewisham Maritime Inc.(2)	British Virgin Islands	January 3, 2007	BET Fighter	August 13, 2009
Maritime Capital Shipping Limited (1)	Bermuda	April 30, 2007	N/A	May 21, 2010
Maritime Capital Shipping (HK) Limited (4)	Hong Kong	June 16, 2006	N/A	May 21, 2010
Maritime Fiesta Shipping Limited (3)	Liberia	August 14, 2007	Fiesta	May 21, 2010
Maritime Fantasy Shipping Limited (3)	Liberia	August 14, 2007	Pacific Fantasy	May 21, 2010
Maritime Fighter Shipping Limited (3)	Liberia	August 14, 2007	Pacific Fighter	May 21, 2010
Maritime Freeway Shipping Limited (3)	Liberia	August 14, 2007	Clipper Freeway	May 21, 2010
African Joy Shipping Limited (3)	British Virgin Islands	February 13, 2008	African Joy	May 21, 2010
African Glory Shipping Limited (3)	British Virgin Islands	October 24, 2007	African Glory	May 21, 2010
Asian Grace Shipping Limited (3)	British Virgin Islands	January 18, 2008	Asian Grace	May 21, 2010
Maritime Glory Shipping Limited (3)	British Virgin Islands	April 8, 2008	Clipper Glory	May 21, 2010
Maritime Grace Shipping Limited (3)	British Virgin Islands	April 8, 2008	Clipper Grace	May 21, 2010
African Grace Shipping Limited (5)	British Virgin Islands	October 3, 2007	N/A	May 21, 2010
Atlantic Grace Shipping Limited (6)	British Virgin Islands	October 9, 2007	N/A	May 21, 2010

(1) Subsidiaries wholly owned
(2) Vessel owning subsidiaries owned by BET
(3) Vessel owning subsidiaries owned by MCS
(4) Management company
(5) Liquidated on February 11, 2011
(6) Dormant company
(7) Sold on February 15, 2012 (Note 25(f))
(8) Dissolved on September 16, 2011

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

Accounts receivable trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2011 and 2010 amounted to $NIL and $NIL, respectively.

(g)	Inventories

Inventories consist of lubricants and bunkers which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

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

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton (LWT). Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to September 30, 2011, management estimated the salvage value of its vessels at $270 per LWT. Effective October 1, 2011, following management's reassessment of the residual values of the company's vessels, the estimated salvage value per LWT was increased to $435. This change reduced depreciation expense by $729 (approximately $0.10 per share) for the year ended December 31, 2011. Up to June 30, 2009, management estimated the useful lives of its vessels at 25 years from the date of their delivery from the shipyard. In July 2009, a time charter contract was successfully executed for one of the vessels that expires on the vessel's 26th anniversary, and based on the projected necessary dry-docking costs and understanding of the charterer's needs, the Company believes that it will complete the next dry-docking and be able to charter the vessel up to the vessel's 30th anniversary. Based on this event, as well as, considering that it is not uncommon for vessels to be operable to their 30th anniversary, effective July 1, 2009, the Company changed the estimated useful life of its fleet to 30 years. This change reduced depreciation expense by $8,039 (approximately $0.32 per share) for the year ended December 31, 2009.

(k)	Impairment of Long-Lived Assets (Vessels)

The Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. No impairment loss was recorded in 2009 or 2010. The Company tested its vessels for impairment as of September 30, 2011 and recorded an impairment loss of $188,995 in 2011 (see Notes 9 & 11).

(l)	Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net identifiable assets acquired in business combinations accounted for under the purchase method. Goodwill is reviewed for impairment at least annually in December. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit (including goodwill). If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. Under the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the implied fair value of goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis and market capitalization analysis. If the fair value of the reporting unit exceeds it carrying value, step two does not have to be performed.

The Company tests its goodwill for potential impairment at year end or whenever there is an indication of impairment. The fair value for goodwill impairment testing is estimated using the expected present value of future cash flows, using judgments and assumptions that management believes are appropriate in the circumstances. The future cash flows from operations are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel). The Company tested its goodwill for potential impairment as of September 30, 2011 (see Note 10), and recorded a goodwill impairment charge of $12,910. There was no goodwill impairment for the years ended December 31, 2010 and 2009.

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

Voyage revenues are generated from time charters, bareboat charters and voyage charters. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Some of the time charters also include profit sharing provisions, under which additional revenue can be realized in the event the spot rates are higher than the base rates under the time charters. A bareboat charter is a contract in which the vessel is provided to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance. Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate per ton of cargo. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the delivered cargo.

Time charter revenue, including bareboat hire, is recorded over the term of the charter agreement as the service is provided and collection of the related revenue is reasonably assured. Under time charter, revenue is adjusted for the off hire days that the vessel spends due to major repairs dry dockings or special or intermediate surveys. Voyage charter revenue is recognized on a pro-rata basis over the duration of the voyage, when a voyage agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured.

Deferred revenue represents cash received prior to the balance sheet date and is related to revenue applicable to periods after such date.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate.

(q)	Commissions

Commissions, which include address and brokerage commissions, are recognized in the same period as related charter revenues are recognized. Brokerage commissions to related parties are included in Voyage expenses – related The following are the commissions for the year ended December 31, 2011: (i) 1.25% commercial brokerage services commission to Safbulk Pty Ltd. ("Safbulk Pty") and Safbulk Maritime S.A. ("Safbulk Maritime"), together referred to as "Safbulk", both affiliates, (ii) 3.75% address commission to SAMC for the BET fleet, (iii) 3.75% address commission to Swissmarine Services S.A. ("Swissmarine"), an affiliate, for the BET fleet, (iv) 3.75% address commission to third party charterers, and (v) 1.25% brokerage commissions to third party brokers. Related party address commissions paid to SAMC and Swissmarine are included in Commissions – related party. Address commissions to third parties are included in Commissions.  Brokerage commissions to third parties are included in Direct voyage expenses.

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

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

(v)	Stock-based compensation

Stock-based compensation represents vested and non-vested common stock granted to directors and employees for their services. The Company calculates stock-based compensation expense for the award based on its fair value on the grant date and recognizes it on a straight-line basis over the vesting period.

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

(z) Fair Value Measurements

The Company has adopted guidance for fair value measurements of financial assets and financial liabilities and for nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This guidance also establishes a framework for measuring fair value and expands disclosures about fair value measurements (see Note 13).

(aa) Presentation changes

Certain minor reclassifications have been made to the presentation of the 2009 consolidated financial statements, as originally published, to conform to those of 2011 and 2010.

(ab) Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, "Fair Value Measurement (Topic 820)". The amendments in this ASU generally represent clarifications of Topic 820 but also results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards ("IFRS"). The ASU is effective for annual periods beginning after December 15, 2011. Early adoption is not permitted. The adoption of ASU 2011-04 will not have a material impact on the Company's consolidated financial statements.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

In September 2011, the FASB issued ASU No. 2011-08, "Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment." The amendments in this ASU allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The ASU is effective for annual periods beginning after September 15, 2011. Early adoption is permitted. The adoption of ASU 2011-08 did not have any effect on the Company's consolidated financial statements.

3.	Transactions with Related Parties:

(a)           Management Agreement:

On May 20, 2008, a management agreement was concluded between a wholly owned subsidiary of the Company, Seanergy Management Corp. ("Seanergy Management"), and EST, an affiliate, for the provision of technical management services relating to certain vessels for an initial period of two years from the date of signing. The agreement is automatically extended for successive one year periods, unless three months written notice of termination by either party is given prior to commencement of the next period. The fixed daily fee per vessel in operation for the year ended December 31, 2011, was EUR 460 (four hundred and sixty Euros) up to September 30, 2011 and was amended to USD 450 (four hundred and fifty USD) effective October 1, 2011, and for a period of one year. EST also manages the BET acquired vessels under similar terms as the ones for the initial Seanergy vessels. The related expense for the years ended December 31, 2011, 2010 and 2009, amounted to $2,415, $2,328 and $1,715, respectively, and is included under management fees — related party in the accompanying consolidated statements of income.

Concurrently with the closing of the BET acquisition on August 12, 2009, BET entered into a technical management agreement with EST and a commercial brokerage agreement with Safbulk Maritime at terms similar to those that the existing fleet has with these entities. Each of EST and Safbulk are affiliated with members of the Restis family and are the technical manager and commercial broker of the current fleet.

On September 2, 2008, a service agreement was signed between the Company and EST, for consultancy services with respect to financing, dealing and relations with third parties and assistance in the preparation of periodic reports to shareholders for a fixed monthly fee of $5. The agreement expired on December 2, 2008 and was extended for one 3 month period ended March 2, 2009. The related expense for the year ended December 31, 2009 amounted to $16 and is included under general and administrative expenses – related party (see Note 20).

Any services provided by EST to the Company for consultancy, financing, accounting, IT, legal or other expenses are invoiced as they incur.

(b)           Charter Agreements:

Pursuant to addendum dated July 24, 2009 to the individual charter party agreement dated May 26, 2008 between SAMC and Martinique Intl. Corp. (vessel Bremen Max), SAMC agreed to extend the existing charter party for the Bremen Max. Pursuant to the terms of the addendum, the vessel was chartered for a period of between 11-13 months, at the charterer's option. The charter commenced on July 27, 2009. The daily gross charter rate paid by SAMC was $15.5. The charter rate was subject to a commission of 1.25% payable to Safbulk Pty as commercial broker and 2.5% to SAMC as charterer. SAMC sub-chartered the vessel in the market and took the risk that the rate it received was lower than the period rate it was paying Seanergy. The charter party with SAMC expired in September 2010, at which point the vessel was employed with a third party charterer.

Pursuant to addendum dated July 24, 2009, to the individual charter party agreement dated May 26, 2008 between SAMC and Harbour Business Intl. Corp. (vessel Hamburg Max), SAMC agreed to extend the existing charter party for the Hamburg Max. Pursuant to the terms of the addendum, the vessel was chartered for a period of between 11-13 months, at the charterer's option. The charter commenced on August 12, 2009. The daily gross charter rate paid by SAMC was $15.5. The charter rate was subject to a commission of 1.25% payable to Safbulk Pty as commercial broker and 2.5% to SAMC as charterer. SAMC sub-chartered the vessel in the market and took the risk that the rate it received was lower than the period rate it was paying Seanergy. The charter party with SAMC expired in August 2010, at which point the vessel was employed with a third party charterer.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Pursuant to charter party agreements dated July 7, 2009, each of the BET Commander, the BET Prince, the BET Fighter, BET Scouter and the BET Intruder were chartered to SAMC at daily charter rates of $24, $25, $25, $26 and $15.5, respectively, for charters expired in August 2011, November  2011, June 2011, June 2011 and September 2011, respectively . For 2009, all charter rates for the BET fleet were subject to a commission of 3.75% to SAMC as charterer and 1.25% to Safbulk Maritime as a commercial broker. For 2010 and 2011, all charter rates for the BET fleet were subject to a commission of 3.75% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is lower than the period rate it is paying BET.

Pursuant to charter party agreements dated June 16, 2011, each of the BET Fighter and BET Scouter were chartered to Swissmarine for a period of 11 to 13 months, at a gross daily rate equal to the adjusted time charter average of the Baltic Capesize Index. Seanergy has a right to convert this to a fixed daily rate throughout the life of the contract, subject to the charterer's mutual consent. Both charters commenced in June 2011 and are subject to an address commission of 3.75% and a brokerage commission of 1.25% payable to Safbulk Pty.

Pursuant to a charter party agreement dated October 7, 2011, the BET Prince was chartered to Swissmarine for a period of 11 to 13 months, at a gross daily rate equal to the adjusted time charter average of the Baltic Capesize Index. Seanergy has a right to convert this to a fixed daily rate throughout the life of the contract, subject to the charterer's mutual consent. The charter commenced in November 2011 and is subject to an address commission of 3.75% and a brokerage commission of 1.25% payable to Safbulk Pty.

Pursuant to charter party agreement dated June 16, 2011, the BET Intruder was chartered to Swissmarine for a period of 11 to 13 months, at a gross daily rate of $12.3. The charter commenced on September 16, 2011. The charter rate for the BET Intruder is subject to an address commission of 3.75% and a brokerage commission of 1.25% payable to Safbulk Pty.

The address commissions amounted to $1,327, $1,546 and $2,226 for the years ended December 31, 2011, 2010 and 2009, respectively, and is recorded under commissions - related party in the accompanying consolidated statements of income.

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

The fees charged by Safbulk amounted to $661, $434 and $1,119 for the years ended December 31, 2011, 2010 and 2009, respectively, and are separately reflected as voyage expenses — related party in the accompanying consolidated statements of income.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

(d)           Sublease Agreement:

On November 17, 2008, a lease agreement was entered into with Waterfront S.A,  a company affiliated with a member of the Restis family, for the lease of the executive offices. The initial lease term was from November 17, 2008 to November 16, 2011. Seanergy exercised its option to extend the term until February 28, 2014. The monthly lease payment was EUR 42,000. As of December 20, 2010, the monthly lease payment was amended to EUR 35,000 and as of January 1, 2012 the monthly lease payment was amended to EUR 25,000. The rent charged by Waterfront S.A. for the years ended December 31, 2011, 2010 and 2009, amounted to $603, $697 and $726, respectively, and is included under general and administration expenses — related party in the accompanying consolidated statements of income (see Notes 15 and 20).

(e)	V&P Law Firm (Vgenopoulos & Partners):

Mr. Ioannis Tsigkounakis, who was a member of the Board of Directors until November 18, 2009, when he resigned from Director and Officer of Seanergy, is a partner of V&P Law Firm, which the Company has retained in connection with certain legal matters. The related expense for the years ended December 31, 2011, 2010 and 2009, amounted to $9, $31 and $19, respectively.

(f)	Acquisition of subsidiaries:

For the acquisition of MCS and the acquisitions of the noncontrolling interests, see Note 1.

4.	Cash and Cash Equivalents:

Cash and cash equivalents in the accompanying consolidated balance sheets are analyzed as follows:

	2011	2010
Cash at bank	13,603	31,728
Term deposits	4,110	22,049
Cash in hand	21	10
Total	17,734	53,787

5.	Restricted Cash:

Restricted cash of $19,560 and $10,385 as of December 31, 2011 and 2010, respectively, comprises of bank deposits that are required under borrowing arrangements which are used to fund the loan installments coming due under the loan agreements. The funds can only be used for the purposes of loan repayment.

6.	Due from / due to Related Parties:

As of December 31, 2011, due from related parties of $405 represents a receivable of $264 from SAMC and $141 from Swissmarine.

As of December 31, 2011, due to related parties of $1,097 represents liabilities of $989 to EST for working capital purposes mainly for dry-docking works performed during the fourth quarter of the year and liabilities of $108 to Waterfront S.A. for common building expenses for 2011. As of December 31, 2010, due to related parties of $4,025 represents liabilities to EST for working capital purposes mainly for dry-docking works performed during the fourth quarter of the year.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

7.	Inventories:

Inventories in the accompanying consolidated balance sheets are analyzed as follows:

	2011	2010
Lubricants	1,468	1,459
Bunkers	1,044	-
Total	2,512	1,459

8.	Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2011	2010
Prepaid expenses	1,105	916
Prepaid expenses and other current assets – related parties	13	39
Insurance claims	49	201
Other	290	673
Total	1,457	1,829

9.	Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Office Furniture and Fittings	Total Value
Cost:
Balance, December 31, 2009	481,551	30	481,581
-Additions	-	28	28
-Additions relating to MCS acquisition	181,861	-	181,861
Balance, December 31, 2010	663,412	58	663,470
Balance, December 31, 2011	663,412	58	663,470
Accumulated depreciation:
Balance, December 31, 2009	(36,731)	(10)	(36,741)
-Depreciation charge for the period	(29,309)	(19)	(29,328)
Balance, December 31, 2010	(66,040)	(29)	(66,069)
-Depreciation charge for the period	(28,842)	(14)	(28,856)
-Impairment charge	(187,401)	-	(187,401)
Balance, December 31, 2011	(282,283)	(43)	(282,326)

Net book value December 31, 2010	597,372	29	597,401

Net book value December 31, 2011	381,129	15	381,144

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

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

As market expectations of future rates are low and the correlation between daily freight rates and vessel market values has historically been very high, expectations of most market participants point to the fact that values have further room to fall, even as they have retreated heavily from 2008 levels which were marked by historically high daily rates and vessel values that are unlikely to be revisited in the foreseeable future. On this basis, and given the sustainable unfavorable market conditions witnessed year to date, the Company proceeded with an impairment test of its vessels as of September 30, 2011.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel's carrying value. The projected net operating cash flows were determined by considering the charter revenues from existing time charters for the fixed fleet days (Seanergy's remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of Seanergy's remaining charter agreement rates, 2-year forward freight agreements and the 10-year average historical time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, expected outflows for scheduled vessels' maintenance, vessel operating expenses, and management fees assuming an average annual inflation rate of 2.5%. Fleet utilization was assumed at 98.6% in the Company's exercise, taking into account each vessel's off hire days, historical performance and other companies operating in the dry-bulk industry.

The Company recorded an impairment loss on the six initial vessels acquired in 2008, which is separately reflected in the accompanying consolidated statement of income for the year ended December 31, 2011 (see also Note 11). The impairment loss was measured as the amount by which the carrying amount of the long lived assets exceeded its fair value. Fair value was determined using the valuation derived from market data. The Company also performed an impairment test as of December 31, 2011.  No indication of impairment existed as of that date.

The vessels, having a total carrying value of $381,129 at December 31, 2011, have been provided as collateral to secure the loans of each respective vessel discussed under Note 12.

10.	Goodwill:

The contingent consideration forming part of the 2008 business combination (see Note 1) consisted of the issuance of 287,205 shares of common stock subject to Seanergy meeting certain target EBITDA during the twelve month period ended September 30, 2009. This target was met and on September 30, 2009, the Company recorded additional consideration of $17,275, equal to the fair value of the 287,205 shares, with an increase in goodwill and equity.

Goodwill is reviewed for impairment annually and whenever events or circumstances indicate possible impairment in accordance with guidance regarding goodwill and other intangible assets. Over the course of this year there was substantial deterioration in the dry bulk market, as daily rates have fallen precipitously. Despite the fact that this downturn has largely been the result of seasonal factors and particularly adverse conditions owing to the floods in Australia, export bans from India and the earthquake in Japan, it is also revealing of the major underlying weakness in shipping market fundamentals. As a result management determined that there was a triggering event to test for goodwill impairment.

The Company evaluates impairment using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on generally accepted valuation methodologies, including both income and market cap approaches. For the income approach, the Company discounts projected cash flows using a long-term weighted average of capital ("WACC") rate, which is based on the Company's estimates. The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. For the market cap approach, the Company derives its fair equity value from its market cap, which is equal to the product of shares outstanding times the share price, increase by a market premium, which represents an implied premium paid in order to acquire a comparable publicly traded company based on recent acquisitions in the marketplace.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

If the fair value of a reporting unit exceeds its carrying value, then no further testing is required. This is referred to as Step 1. If the fair value is determined to be less than the carrying value, a second step 2 is performed to compute the amount of the impairment, if any. In this process, an implied fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value of goodwill. The shortfall of the implied fair value of goodwill below its carrying value represents the amount of goodwill impairment.

The Company has one reporting unit and tested its goodwill for potential impairment, and concluded that indication of impairment existed as of September 30, 2011 but not as of December 31, 2011 and 2010. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances and using the market capitalization approach. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates-adjusted for outliers- available for each type of vessel). The weighted average cost of capital used was 8.16%, 8.46% and 8.75% for the nine month period ended September 30, 2011, and the years ended December 31, 2011 and 2010, respectively. As a result of the impairment test, goodwill was impaired by $12,910.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2011	2010
Beginning balance
Goodwill	62,070	62,070
Accumulated impairment losses	(44,795)	(44,795)
	17,275	17,275

Goodwill acquired during the period	-	-
Impairment loss	(12,910)	-

Ending balance
Goodwill	62,070	62,070
Accumulated impairment losses	(57,705)	(44,795)
	4,365	17,275

11.	Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Dry-Docking	Financing Costs	Total
December 31, 2009	6,074	2,610	8,684
Additions	8,296	1,199	9,495
Deferred issuance fees reclassed to equity	-	(698)	(698)
Amortization and write-off	(3,657)	(738)	(4,395)
December 31, 2010	10,713	2,373	13,086
Additions	3,996	172	4,168
Amortization and write-off	(7,313)	(989)	(8,302)
Impairment charge	(1,594)	-	(1,594)
December 31, 2011	5,802	1,556	7,358

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

During the year ended December 31, 2011, the Company incurred dry-docking and special survey costs of $3,996, while amortization for the same period amounted to $5,401 and is reflected in the accompanying consolidated statements of income. During the year ended December 31, 2010, the Company incurred dry-docking and special survey costs of $8,296, while amortization for the same period amounted to $3,657 and is separately reflected in the accompanying consolidated statements of income.

The Company wrote-off unamortized dry-docking and special survey costs of $1,177 associated with the vessel African Zebra and $735 associated with the vessel BET Commander since the latest dry-dockings occurred earlier than projected, resulting in a shortened amortization period for the prior dry-dockings. In addition, the Company impaired $1,594 associated with the partial impairment of the Seanergy vessels (see Note 9). The African Zebra entered into a new dry-docking on January 4, 2011 which was completed on February 28, 2011. The BET Commander entered into a new dry-docking on August 23, 2011 which was completed on October 7, 2011.

Deferred finance charges are analyzed as follows:

	2011	2010
Long term debt issuance costs, net of amortization (Note 12)	1,556	2,373
	1,556	2,373

The amortization and write-off of the debt issuance costs are included in interest and finance costs in the accompanying consolidated statements of income and amounted to $989, $738 and $696 for the years ended December 31, 2011, 2010 and 2009, respectively.

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

12.	Long-Term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		2011	2010
(a)	Marfin reducing revolving credit facility	48,000	54,845
(b)	Marfin term facility	98,000	110,800
(c)	Citibank loan facility	87,459	101,715
(d)	DVB loan facility	48,397	54,641
(e)	HSBC loan facility	24,867	35,290
(f)	UOB loan facility	39,680	42,257
	Total	346,403	399,548
	Less - current portion	(45,817)	(53,380)
	Long-term portion	300,586	346,168

(a) & (b) A long term debt (the "Facility") of up to $255,000 has been provided by Marfin Popular Bank Public Co Ltd, Greek Branch, trade name MARFIN EGNATIA BANK (f.k.a. Marfin Egnatia Bank S.A.) ("Marfin" or "lender") being available in two Facilities as described below. The Facility is guaranteed by Seanergy Maritime Holdings Corp., the Corporate Guarantor. An arrangement fee of $2,550 was paid on the draw-down date and is included net of amortization in deferred finance charges in the accompanying consolidated balance sheet (see Note 11).

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

(a)  Marfin Reducing Revolving Credit Facility

As of December 31, 2011, the Company had utilized $54,845 of the available reducing revolving credit facility which is equal to the lesser of $72,000 and an amount in dollars, which when aggregated with the amounts already drawn down under the term facility does not exceed 70% of the aggregate market values of the vessels and other securities held in favor of the lender to be used for the August 2008 business combination and working capital purposes.

The original reducing revolving credit facility bears interest at USD LIBOR plus 2.25% per annum. As per Addendums no. 1 and no. 2 to the loan agreement dated September 9, 2009 and November 13, 2009, respectively, the revolving credit facility bears interest at USD LIBOR plus 3.50% until January 1, 2011. As per Addendum no. 3 to the loan agreement dated June 2, 2010, the revolving credit facility bears interest at USD LIBOR plus 4.00% until January 3, 2012.

On January 31, 2012, the Company entered into an Addendum no. 4 for the amendments of certain terms of its facility agreement with Marfin. The amendments include the (i) extension of the facility's maturity date from September 2015 to December 2018, (ii) payment of $3,200 on the outstanding facility, (iii) waiver of all financial covenants as of December 31, 2011 (iv) waiver of all financial covenants (including the security margin) for the period commencing from January 1, 2012 through December 31, 2013, and (v) amendment of the financial undertakings and the security margin to apply from 2014 onwards. Furthermore, the applicable margin has been increased by 50 basis points starting from February 1, 2012 and any surplus of funds greater than $5,000 over requirements associated with the operation and maintenance of the vessels during each fiscal quarter will be applied to the prepayment of our revolving credit facility.

As of December 31, 2011 and December 31, 2010, the amounts outstanding under this facility are $48,000 and $54,845, respectively

Interest expense for the years ended December 31, 2011, 2010 and 2009, amounted to $2,330, $2,259 and $1,659, respectively, and is recorded in interest and finance costs in the accompanying consolidated statement of income (see Note 21).

The weighted average interest rate on the revolving credit facility, including the spread, for the years ended December 31, 2011, 2010 and 2009, was approximately 4.26%, 4.06% and 2.98%, respectively.

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

The loan bears interest at an annual rate at USD LIBOR plus 1.5%, if the Company's ratio of total assets to total liabilities is greater than 165%, which is to be increased to 1.75% if the ratio is equal or less than 165%. As per the amended loan agreements dated September 9, 2009 and November 13, 2009, respectively, the term facility bears interest at USD LIBOR plus 3.00% until January 1, 2011. As per the amended loan agreement dated June 2, 2010, the term facility bears interest at USD LIBOR plus 3.50% until January 3, 2012. After January 3, 2012, interest is reinstated at USD LIBOR plus 1.5% if the Company's ratio of total assets to total liabilities is greater than 165%, or USD LIBOR plus 1.75% if the ratio is equal or less than 165%.

As of December 31, 2011 and December 31, 2010, the amounts outstanding under this facility are $98,000 and $110,800, respectively. On February 15, 2012, the Company used $4.0 million from the $4.1 million proceeds of the sale of its Handymax dry bulk carrier, the African Zebra, to prepay part of the outstanding debt of this vessel.

The weighted average interest rate on the term facility, including the spread, for the years ended December 31, 2011, 2010 and 2009, was approximately 3.79%, 3.55% and 2.42%, respectively.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Interest expense for the years ended December 31, 2011, 2010 and 2009, amounted to $3,884, $4,147 and $3,541, respectively, and is included in interest and finance costs in the accompanying consolidated statements of income (see Note 21).

The Facility includes covenants, among others, that require the borrowers and the corporate guarantor to maintain vessel insurance for an aggregate amount greater than the vessels' aggregate market value or an amount equal to 130% of the aggregate of (a) the outstanding amount under both the revolving credit and term facilities and (b) the amount available for drawing under the revolving facility. The vessels' insurance is required to include as a minimum coverage for hull and machinery, war risk and protection and indemnity insurance, $1,000,000,000 for oil pollution and for excess oil spillage and pollution liability insurance. In addition mortgagees' interest insurance on the vessels is required with the insured value to be at least 110% of the aggregate of the revolving credit and term facility.

In addition if a vessel is sold or becomes a total loss or the mortgage of the vessel is discharged on the disposal, Seanergy shall repay such part of the facilities as equal to the higher of the relevant amount or the amount in Dollars to maintain the security clause margin.

On June 2, 2010, the Company received an extension of its waiver regarding the security margin whereby the aggregate market value of the vessels and the value of any additional security is required to be at least 135% of the aggregate of the debt financing and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained, from Marfin in connection with the term facility and the revolving facility, for a period up to January 3, 2012.

The material terms of the covenant waiver and amendment agreement signed with Marfin are as follows:

(1)
the Applicable Margin throughout each Waiver Period shall be increased to: (i) Three point fifty per cent (3.50%) per annum in respect of each Term Advance, and (ii) Four per cent (4%) per annum in respect of each Revolving Advance, for each relevant interest period;

(2)
the Borrowers paid the following Repayment Installments in the amounts described below on January 3, 2011. More particularly the Borrowers paid on January 3, 2011: (i) the tenth (10th) Repayment Installment in the amount of $3,200; and (ii) the eleventh (11th) Repayment Installment, in the amount of $3,200;

(3)
the Borrowers prepaid the following Repayment Installments in the amounts described below on July 1, 2011. More particularly the Borrowers paid on July 1, 2011: (i) the twelfth (12th) Repayment Installment in the amount of $3,200; and (ii) the thirteenth (13th) Repayment Installment, in the amount of $3,200.

On January 31, 2012, the Company entered into an Addendum no. 4 for the amendments of certain terms of its facility agreement with Marfin. The amendments include the (i) extension of the facility's maturity date from September 2015 to December 2018, (ii) principal installment payment holiday for 2012 and amendment of the amortization schedule for 2013 onwards, (iii) waiver of all financial covenants as of December 31, 2011 (iv) waiver of all financial covenants (including the security margin) for the period commencing from January 1, 2012 through December 31, 2013, and (v) amendment of the financial undertakings and the security margin to apply from 2014 onwards. Furthermore, the applicable margin has been increased by 50 basis points starting from February 1, 2012.

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

On February 7, 2012, the Company entered into a Fifth Supplemental Agreement and a Restated Loan Agreement amending certain terms of the loan facility by and between BET and Citibank as agent, security agent and account bank and the banks and financial institutions referred in the Restated Loan Agreement as lenders (the "Banks"). The Banks waived all covenants of the loan facility until January 1, 2013 and granted waivers on all previous covenant breaches. The waiver excludes the security requirement to security value covenant which was amended from 125% to 100% and will be tested quarterly. Furthermore, the applicable margin was increased by 100 basis points starting from December 23, 2011.

As of December 31, 2011 and December 31, 2010, the amounts outstanding under this facility are $87,459 and $101,715, respectively.

Interest expense for the years ended December 31, 2011, 2010 and 2009, amounted to $2,287, $2,206 and $1,154, respectively, and is recorded in interest and finance costs in the accompanying consolidated statement of income (see Note 21).

The weighted average interest rate on the Citibank loan facility, including the spread, for the years ended December 31, 2011, 2010 and 2009, was approximately 2.30%, 1.94% and 2.28%, respectively.

The vessels acquired from MCS were partially financed with the proceeds from three loan facilities (DVB, HSBC and UOB).

(d)  DVB loan facility

The first loan facility, with DVB, as agent, comprised two loans, a senior loan and a junior loan, and was used to finance a part of the cost of the acquisition of four vessels. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. Following a supplemental agreement dated May 20, 2010 and prepayment of $7.4 million, no further principal installments were due until the second quarter of 2011, at which point $6.2 million was paid. After that, the remaining loan amounts are repayable in sixteen quarterly installments plus balloon payments through October 2015. The applicable margin following the supplemental agreement is USD LIBOR plus 2.10% per annum on the senior loan and USD LIBOR plus 4.90% per annum on the junior loan.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

As of December 31, 2011 and December 31, 2010, the amounts outstanding under this facility are $48,397 and $54,641, respectively.

The Company has  prepaid the entire balloon of $6,765 related to Maritime Freeway Shipping Limited on January 17, 2012 and a portion of the balloon related to Maritime Fiesta Shipping Limited in the amount of $1,435 on January 26, 2012.

Interest expense for the year ended December 31, 2011 and the period from May 21, 2010 to December 31, 2010, amounted to $1,487 and $1,028, respectively, and is recorded in interest and finance costs in the accompanying consolidated statement of income (see Note 21).

The weighted average interest rate on the DVB loan facility, including the spread, for the year ended December 31, 2011 and the period from May 21, 2010 to December 31, 2010, was approximately 2.92% and 2.99%, respectively

(e)  HSBC loan facility

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

As of December 31, 2011 and December 31, 2010, the amounts outstanding under this facility are $24,867 and $35,290, respectively. The remaining loan amounts as of December 31, 2011 are repayable in seven quarterly installments plus balloon payments through July 2013.

Interest expense for the year ended December 31, 2011 and for the period from May 21, 2010 to December 31, 2010, amounted to $998 and $849, respectively, and is recorded in interest and finance costs in the accompanying consolidated statement of income (see Note 21).

The weighted average interest rate on the HSBC loan facility, including the spread, for the year ended December 31, 2011 and for the period from May 21, 2010 to December 31, 2010, was approximately 3.35% and 3.58%, respectively.

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

As of December 31, 2011 and December 31, 2010, the amounts outstanding under this facility are $39,680 and $42,257, respectively. The remaining balances of the subordinated debt as of December 31, 2011 and December 31, 2010, of $10,397 and $10,162, respectively, are classified as non-current portion and are repayable up to the final balloon payment date of the original UOB loan facility. The remaining loan amounts as of December 31, 2011 are repayable in eighteen quarterly installments plus balloon payments through May 2016.

Interest expense for the year ended December 31, 2011 and for the period from May 21, 2010 to December 31, 2010, amounted to $1,270 and $848, respectively, and is recorded in interest and finance costs in the accompanying consolidated statement of income (see Note 21).

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

The weighted average interest rate on the UOB loan facility, including the spread, for the year ended December 31, 2011 and for the period from May 21, 2010 to December 31, 2010, was approximately 3.06% and 3.14%, respectively.

UOB, HSBC and DVB loan facilities general terms

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

Under the UOB, HSBC and DVB loan agreements, the MCS subsidiaries are subject to operating and financial covenants that may affect MCS's business. These restrictions may, subject to certain exceptions, limit the MCS subsidiaries' ability to engage in many of the activities listed above. Furthermore, the MCS subsidiaries must assure the lenders that the aggregate market value of the MCS vessels is not less than 133%, 125% and 100% of the outstanding amount of each of the UOB, HSBC and DVB loans, respectively. As of December 31, 2011 the Company was in compliance with DVB security requirements covenants. Although the Company was in compliance with HSBC covenants as of December 31, 2011, the Company had received in 2010 from HSBC waiver from compliance of these security requirements until December 31, 2012. The relevant covenant in the UOB loan takes effect beginning as of December 31, 2012. If the market value of the vessels is less than this amount, the MCS subsidiaries must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders, and a portion of the debt may be required to be classified as current.

The vessels' insurance is to include as a minimum coverage for fire and usual marine risks, war risk and protection and indemnity insurance, and oil pollution. In addition, the borrowers agree to reimburse the mortgagee for mortgagees' interest insurance on the vessels in an amount of 110%, 100% and 115% of the outstanding amount under the loan of UOB, HSBC and DVB, respectively.

In addition, if a vessel is sold or becomes a total loss, the Company is required to repay such part of the loan as is equal to the greater of the relevant amount for such vessel, or such amount as is necessary to maintain compliance with the relevant minimum security covenant in the loan agreements.

Repayment Schedule

The annual principal payments required to be made after December 31, 2011, for the facilities discussed above, are as follows:

2012	45,817
2013	44,438
2014	31,433
2015	72,685
2016	36,430
Thereafter	115,600
346,403

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

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

As of December 31, 2011, the Company operates a total fleet of 20 vessels, consisting of 10 Handysize vessels, 4 Capesize vessels, 3 Panamax vessels, 1 Handymax vessel and 2 Supramax vessels. Of these 20 vessels, the Company acquired 3 on August 28, 2008, 1 on September 11, 2008, 2 on September 25, 2008, 5 on August 12, 2009, when it completed the acquisition of a 50% controlling ownership interest in BET, and the remaining 9 on May 28, 2010, when it completed the acquisition of a 51% ownership interest in MCS.

Pursuant to addendum dated July 24, 2009 to the individual charter party agreement dated May 26, 2008 between SAMC and Martinique Intl. Corp. (vessel Bremen Max), SAMC agreed to extend the existing charter party for the Bremen Max. Pursuant to the terms of the addendum, the vessel was chartered for a period of between 11-13 months, at the charterer's option. The charter commenced on July 27, 2009. The daily gross charter rate paid by SAMC was $15.5. The charter rate was subject to a commission of 1.25% payable to Safbulk Pty as commercial broker and 2.5% to SAMC as charterer. SAMC sub-chartered the vessel in the market and took the risk that the rate it received was lower than the period rate it was paying Seanergy. Following the completion of its dry-docking on November 30, 2010, the Bremen Max was chartered with Cargill International S.A. at a gross daily rate of $10 if traveled via the Suez Canal, or, if traveled via the Cape of Good Hope, at a daily gross charter rate of $10 for the first 55 days followed by the time charter average of the Baltic Panamax Index for the remaining duration of the time charter. Pursuant to the charter party agreement dated February 18, 2011 the Bremen Max was chartered with Glencore Grain BV (Rotterdam) for a period of 11-13 months at a gross daily rate of $20. The rate includes a 1.25% brokerage commission payable to each of Safbulk Pty and Arrow Chartering (UK) and an address commission of 3.75%. The time charter commenced on February 23, 2011.

Pursuant to the charter party agreement dated August 24, 2010, the Hamburg Max is chartered for a period of 23-25 months with Mansel LTD (Vitol Holding SARL) at a daily gross charter rate of a base rate of $21.5 and a ceiling of $25.5, with a 50% profit sharing arrangement applying to any amount in excess of the ceiling. The spread between base and ceiling will accrue 100% to Seanergy. The calculation of the rate is based on the time charter average of the Baltic Panamax Index (BPI). The rate includes a 1.25% brokerage commission payable to each of Safbulk Pty and Arrow Chartering (UK) and an address commission of 3.75%. The time charter commenced on August 31, 2010.

Pursuant to charter party agreements dated July 14, 2009, the African Oryx and the African Zebra were chartered with MUR Shipping BV ("MUR") for a period of 22 to 25 months at gross daily base charter rates of $7 and $7.5, respectively. Seanergy was entitled to receive a 50% adjusted profit share calculated on the adjusted time charter average of the Baltic Supramax Index. Pursuant to charter party agreements dated May 26, 2011, Seanergy has entered into agreements with MUR to extend the time charter contracts for the African Oryx and the African Zebra for a further 22 to 25 months in direct continuation from the end of the minimum period of the previous charter parties of the two vessels at gross daily base charter rates of $7 and $7.5 respectively. The rate includes a 1.25% brokerage commission payable to Safbulk Pty. Seanergy is entitled to receive a 50% adjusted profit share calculated on the adjusted time charter average of the Baltic Supramax Index. The African Zebra was sold on February 9, 2012 (see Note 25(f)).

Following the expiration of her charter party agreement in September 2009, the Delos Ranger was chartered in the spot market until January 14, 2010.  On January 16, 2010, pursuant to a charter party agreement dated November 20, 2009, the vessel commenced employment for a period of 11-13 months with Bunge S.A. at a daily charter rate of $20, subject to a brokerage commission of 1.25% payable to each of Arrow and Safbulk Pty. and a charterer commission of 3.75%. Pursuant to the charter party agreement dated January 5, 2011, the Delos Ranger was chartered with Oldendorff Carriers GmbH & Co for a time charter trip up to February 25, 2011 at a gross daily rate of $8. Pursuant to the charter party agreement dated February 25, 2011, the Delos Ranger was chartered with Oldendorff Carriers GmbH & Co for a time charter trip up to April 16, 2011 at a gross daily rate of $20. The rate included a 1.25% brokerage commission payable to each of Arrow and Safbulk Pty and an address commission of 3.75%. The time charter commenced on March 12, 2011. Pursuant to the charter party agreement dated April 8, 2011 the Delos Ranger was chartered with Mansel LTD (Vitol Holding SARL) for a time charter trip at a gross daily rate of $17. The rate included a 1.25% brokerage commission payable to each of Arrow and Safbulk Pty and an address commission of 3.75%. The time charter commenced on April 16, 2011. Pursuant to the charter party agreement dated September 9, 2011, the Delos Ranger was chartered with Americas Bulk Transport (BVI) Ltd. for a time charter trip at a gross daily rate of $15. The rate includes a 1.25% brokerage commission payable to each of SSY New York and Safbulk Pty and an address commission of 3.75%. The time charter commenced on September 14, 2011 at a gross daily rate of $15. Pursuant to the charter party agreement dated November 21, 2011, the Delos Ranger was chartered with Americas Bulk Transport (BVI) Ltd. for a time charter trip up to February 19, 2012 at a gross daily rate of $16. The time charter commenced on November 30, 2011.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Following the expiration of her charter party agreement in November 2009, the Davakis G. was chartered for a period of 11 to 13 months with Sangamon Transportation Group (Louis Dreyfus) at a daily charter rate of $21, subject to a brokerage commission of 1.25% payable to each of SSY NY and Safbulk Pty, and an address commission of 3.75%. Following the expiration of her charter party agreement in December 2010, the Davakis G. was chartered for a time charter trip, which commenced on December 6, 2010, with Grieg Star Shipping A/S at a daily gross charter rate of $10, subject to a brokerage commission of 1.25% payable to each of Afea Shipbrokers and Safbulk Pty, and an address commission of 3.75%. Pursuant to the charter party agreement dated February 16, 2011, the Davakis G. was chartered with U-Sea Bulk A/S for a time charter trip at a gross daily rate of $23.5. The rate included a 1.25% brokerage commission payable to Safbulk Pty and an address commission of 3.75%. The time charter commenced on February 22, 2011. Pursuant to the charter party agreement dated April 7, 2011, the Davakis G. was chartered with MUR Shipping BV for a time charter trip at a gross daily rate of $29.3. The rate included a 1.25% brokerage commission payable to Safbulk Pty and an address commission of 3.75%. The time charter commenced on April 16, 2011. Pursuant to the charter party agreement dated May 26, 2011, the Davakis G. was chartered with Norden for a time charter trip at a gross daily rate of $23. The rate included a 1.25% brokerage commission payable to each of Arrow and Safbulk Pty and an address commission of 3.75%. The time charter commenced on June 5, 2011. Pursuant to the charter party agreement dated July 11, 2011 the Davakis G was chartered for a period of 12 to 18 months with Bunge S.A. Geneva, at a gross daily rate of $14.5. The rate includes a 1.25% brokerage commission payable to each of Safbulk Pty and Arrow and an address commission of 3.75%.

Pursuant to charter party agreements dated July 7, 2009, each of the BET Commander, the BET Prince, the BET Fighter, BET Scouter and the BET Intruder were chartered to SAMC at daily charter rates of $24, $25, $25, $26 and $15.5, respectively, for charters expiring in December 2011, January 2012, September 2011, October 2011 and September 2011, respectively, assuming latest redelivery. For 2009, all charter rates for the BET fleet were subject to a commission of 3.75% to SAMC as charterer and 1.25% to Safbulk Maritime as a commercial broker. For 2010 and 2011, all charter rates for the BET fleet were subject to a commission of 3.75% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is lower than the period rate it is paying BET.

Pursuant to the charter party agreement dated October 12, 2011, the BET Commander was chartered to Vitol on a voyage charter basis, for a voyage from South Africa to China. Employment under the agreement was completed in December 2011, and was subject to an address commission of 3.75% and a 1.25% payable to each of Arrow and Safbulk Pty. Pursuant to the charter party agreement dated December 7, 2011 the BET Commander was chartered to Fairwind Chartering on a voyage charter basis, for a voyage from Australia to China. Employment under the agreement was completed in January 2012, and was subject to an address commission of 3.75% and a 1.25% commission payable to each of Ifchor and Safbulk Pty.

Pursuant to charter party agreements dated June 16, 2011, each of the BET Fighter and BET Scouter were chartered to Swissmarine for a period of 11 to 13 months, at a gross daily rate equal to the adjusted time charter average of the Baltic Capesize Index. Seanergy has a right to convert this to a fixed daily rate throughout the life of the contract, subject to the charterer's mutual consent. Both charters commenced in June 2011 and are subject to an address commission of 3.75% and a 1.25% payable to Safbulk Pty.

Pursuant to a charter party agreement dated October 7, 2011, the BET Prince was chartered to Swissmarine for a period of 11 to 13 months, at a gross daily rate equal to the adjusted time charter average of the Baltic Capesize Index. Seanergy has a right to convert this to a fixed daily rate throughout the life of the contract, subject to the charterer's mutual consent. The charter commenced in November 2011 and is subject to an address commission of 3.75% and a 1.25% payable to Safbulk Pty.

Pursuant to charter party agreement dated June 16, 2011, the BET Intruder was chartered to Swissmarine for a period of 11 to 13 months, at a gross daily rate of $12.3. The charter rate for the BET Intruder is subject to an address commission of 3.75% and a 1.25% commission payable to Safbulk Pty. The charter commenced on September 16, 2011.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Pursuant to charter party agreements dated May 24, 2007, each of the Fiesta, the Pacific Fighter, the Pacific Fantasy and the Clipper Freeway were chartered to Oldendorff Carriers GmbH & Co on a bareboat basis, for a period of about 68-72 months at gross daily rates as per average time charter routes of the Baltic Handysize Index multiplied by 100.63% and reduced by fixed daily operating costs, as specified in the respective charter agreements, for charters expiring in November 2013, November 2013, January 2014 and February 2014, respectively, assuming latest redelivery. The charter party agreements for each of Fiesta, Pacific Fighter, and Pacific Fantasy were novated from their previous owners to each of the respective MCS shipowning subsidiaries on August 16, 2007 and the charter party agreement for the Clipper Freeway was novated from her previous owner to the respective MCS shipowning subsidiary on October 3, 2007. All four bareboat charters commenced within the period from October 26, 2007 to January 19, 2008.

Pursuant to the charter party agreement dated September 14, 2010 the African Glory is chartered for a minimum period of 24 months with MUR shipping B.V. at a gross daily base rate of $7 and a ceiling of $12, with a profit sharing arrangement of 75% for owners and 25% for charterers to apply to any amount between the base and the ceiling and for any amount in excess of the ceiling the profit sharing arrangement will be 50% for owners and 50% for charterers. The calculation of the rate is based on the adjusted time charter average of the Baltic Supramax Index (BSI). The rate includes a 1.25% brokerage commission payable to Safbulk Pty. The time charter commenced on November 11, 2010.

Pursuant to the charter party agreement dated September 14, 2010 the African Joy was chartered for a period of 11 to 13 months with MUR shipping B.V. at a gross daily rate of $14. The charterer had the option to extend the charter for another 11 to 13 months at the same rate. The rate includes a 1.25% brokerage commission payable to Safbulk Pty. The vessel commenced her charter on October 30, 2010. Pursuant to the charter party agreement dated October 6, 2011 the African Joy was chartered for a period of 4 to 6 months with MUR shipping B.V. at a gross daily rate of $10. The charter agreement is subject to a 1.25% brokerage commission payable to Safbulk Pty. The time charter commenced on September 30, 2011.

Pursuant to the charter party agreement dated September 14, 2010, the Asian Grace is chartered for a minimum period of 24 months with MUR shipping B.V. at a gross daily base rate of $7 and a ceiling of $11, with a profit sharing arrangement of 75% for owners and 25% for charterers to apply to any amount between the base and the ceiling and for any amount in excess of the ceiling the profit sharing arrangement will be 50% for owners and 50% for charterers. The calculation of the rate is based on the adjusted time charter average of the Baltic Supramax Index (BSI). The rate includes a 1.25% brokerage commission payable to Safbulk Pty. The time charter commenced on September 15, 2010.

Pursuant to charter party agreements dated April 7, 2008, each of the Clipper Glory and Clipper Grace are chartered for periods of 47-49 months to CF Bulk Carriers Ltd. at gross daily rates of $25. The rates are subject to a commission of 1.00% payable to Arrow Asia Shipbrokers Ltd. as commercial broker and 4.00% to CF Bulk Carriers Ltd. as charterer. The time charters commenced on July 24, 2008.

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

(b)	Interest Rate Risk

The Company's interest rates and long-term loan repayment terms are described in Note 12.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2011 and 2010.  The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	2011		2010
	Carrying value	Fair value	Carrying value	Fair value
Financial assets:

Cash and cash equivalents	17,734	17,734	53,787	53,787
Restricted cash	19,560	19,560	10,385	10,385
Accounts receivable trade, net	1,764	1,764	999	999
Due from related parties	405	405	-	-

Financial liabilities:

Long-term debt	346,403	346,403	399,548	399,548
Trade accounts and other payables	2,595	2,595	2,340	2,340
Due to related parties	1,097	1,097	4,025	4,025
Accrued expenses	2,428	2,428	3,491	3,491
Accrued interest	1,936	1,936	1,009	1,009
Financial instruments – current liabilities	4,092	4,092	5,787	5,787
Financial instruments – net of current portion	270	270	2,777	2,777

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2011 and 2010 represent management's best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, net, due from related parties, trade accounts and other payables, due to related parties, accrued expenses, and accrued interest: The carrying amounts approximate fair value because of the short maturity of these instruments. Restricted cash includes bank deposits that are required under the Company's borrowing arrangements which are used to fund the loan installments coming due under the loan agreements. The funds can only be used for the purposes of loan repayment.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

b.	Long-term debt: The carrying value approximates the fair market value as the long-term debt bears interest at floating interest rate.

c.
As of December 31, 2011 and 2010, the Company had outstanding four and six interest rate swap agreements, respectively maturing from September 2012 through June 2013. These contracts do not qualify for hedge accounting and as such changes in their fair values are reported to earnings. The fair value of these agreements equates to the amount that would be paid by the Company to transfer the remaining rights and obligations under these contracts to a market participant of comparable credit standing taking into account relevant market factors.

The Company's interest rate swaps have the following characteristics:

(i) From September 28, 2007 for a period of five years through September 28, 2012, for a total notional principal amount of $30,000. Under the provisions of the agreement the Company pays a fixed rate of 4.84% and receives the six month USD LIBOR semiannually, (ii) From January 25, 2008 for a period of five years through January 25, 2013, for a total notional principal amount of $50,000. Under the provisions of the agreement the Company pays a fixed rate of 3.13% and receives the six month USD LIBOR semiannually, (iii) From October 26, 2007 for a period of five years through October 24, 2012, for a total notional principal amount of $24,927. Under the provisions of the agreement the Company pays a fixed rate of 4.80% and receives the three month USD LIBOR quarterly, and (iv) From June 10, 2008 for a period of five years through June 10, 2013, for a total notional principal amount of $25,775. Under the provisions of the agreement the Company pays a fixed rate of 3.96% and receives the three month USD LIBOR quarterly. The Company had an interest rate swap expire on January 18, 2011. The total notional principal amount of that interest rate swap was $24,927, and under the provisions of the agreement the Company paid a fixed rate of 3.2925% and received the three month USD LIBOR quarterly. The Company had an interest rate swap expire on March 10, 2011. The total notional principal amount of that interest rate swap was $50,000, and under the provisions of the agreement the Company paid a fixed rate of 2.96% on a semiannual basis and received the three month USD LIBOR quarterly.

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
Level 2:  Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3:  Unobservable inputs that are not corroborated by market data.

The Company's financial and nonfinancial items measured at fair value on a recurring basis at December 31, 2011 were:

	Level 1	Level 2	Level 3	Total
Interest Rate Swap – Current liabilities	-	(4,092)	-	(4,092)
Interest Rate Swap – Net of current portion	-	(270)	-	(270)
	-	(4,362)	-	(4,362)

The Company's financial and nonfinancial items measured at fair value on a recurring basis at December 31, 2010 were:

	Level 1	Level 2	Level 3	Total
Interest Rate Swap – Current liabilities	-	(5,787)	-	(5,787)
Interest Rate Swap – Net of current portion	-	(2,777)	-	(2,777)
	-	(8,564)	-	(8,564)

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

The effect of financial instruments on the consolidated statement of income for the years ended December 31:

Derivatives not designated as hedging instruments	Location of loss recognized	Amount of loss
		2011	2010	2009
Interest rate swaps	Loss on financial instruments	(641)	(4,164)	(1,575)

The Company's nonfinancial items measured at fair value on a non-recurring basis were:

	Level 1	Level 2	Level 3	Total
Vessels, net	-	-	103,863	103,863
Deferred charges	-	-	1,137	1,137
Goodwill	-	-	4,365	4,365
	-	-	109,365	109,365

The Company recorded an impairment loss of $188,995 on its six initial vessels as of September 30, 2011, thus reducing the vessels' carrying value and their respective unamortized dry-docking costs at September 30, 2011 from $291,264 and $2,731, respectively, to $103,863 and $1,137, respectively (see Notes 9 and 11). The Company recorded an impairment loss on its goodwill as of September 30, 2011, thus reducing its goodwill at September 30, 2011 to $4,365 (Note 10).

14.	Deferred Revenue and Deferred Revenue – Related Party:

Deferred revenue in the accompanying consolidated balance sheet as at December 31, 2011 and 2010 was $590 and $1,452, respectively. The amounts represent cash received from charterers prior to the balance sheet dates and relate to revenue applicable to periods after such dates.

Deferred revenue — related party in the accompanying consolidated balance sheet as at December 31, 2011 and 2010 was $142 and $1,041, respectively. The amounts represent cash received from Swissmarine and SAMC, respectively, prior to the balance sheet dates and relate to revenue applicable to periods after such dates.

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

Rental expense for the years ended December 31, 2011, 2010 and 2009 was $1,164, $1,351 and $726, respectively (see Note 3(d)).  Fixed future minimum rent commitments as of December 31, 2011, based on a Euro/U.S. dollar exchange rate of €1.00:$1.2961 and on a U.S. dollar/Hong Kong dollar exchange rate of $1.00:HK$7.7674, were as follows:

Rental commitments
2012	550
2013	455
2014	65
Total	1,070

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Future minimum rental receipts, based on vessels committed to non-cancelable long-term time charter contracts, assuming earliest redelivery, including off hire days due to any scheduled dry-docking and a 98.6% unscheduled off hire rate (operating days divided by available days), net of commissions, will be:

Future minimum contractual charter revenue
2012	40,790
2013	4,710
Total	45,500

16.	Capital Structure:

(a)  Common Stock

On July 21, 2010, the Company approved and amended its Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock, par value $0.0001 per share from 200,000,000 to 500,000,000 shares.

On January 28, 2010, the Company priced a public offering of 1,388,889 shares of common stock. The Company granted the representatives of the underwriters a 45-day option to purchase up to an additional 208,333 shares of common stock to cover over-allotments. The shares were offered to the public at $18.00 per share. Four of the Company's major shareholders affiliated with the Restis family purchased an additional 277,778 shares of common stock directly from the Company at the public offering price. The offering and the concurrent sale of 277,778 shares to entities affiliated with the Restis family settled and closed on February 3, 2010. The purpose of the offering was the acquisition of a new vessel(s), and resulted in net proceeds of $26,381.

On March 19, 2010, the underwriters exercised the over-allotment option to purchase an additional 129,667 shares of the Company's common stock, which resulted in additional net proceeds to the Company of approximately $2,145.

On September 15, 2010, the Company issued 1,650,794 shares in connection with the acquisition of the remaining 49% of MCS.

On October 22, 2010, the Company issued 1,650,794 shares in connection with the acquisition of the remaining 50% of BET.

At a special meeting of the Company's shareholders held on January 4, 2011, the shareholders approved a proposal to grant the Company's Board of Directors the authority to effect a reverse stock split of the Company's issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-fifteen. On June 23, 2011, the Board of Directors approved a reverse split of the Company's common stock at a ratio of one-for-fifteen. The reverse stock split became effective on June 24, 2011 and Company's common stock began trading on a split-adjusted basis at the opening of trading on June 27, 2011. There was no change in the number of authorized shares or the par value of the Company's common stock. Following the effectiveness of the reverse stock split, the number of common shares issued, earnings per share, warrants and share options were retrospectively adjusted in accordance with the 1:15 ratio for all periods presented.

On February 23, 2011, the Company issued 3,332 unvested shares in connection with the Equity Incentive Plan (see Note 24).

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

Upon the dissolution and liquidation of Seanergy Maritime Corp., all outstanding warrants and the  underwriters unit purchase options of Seanergy Maritime Corp. concurrently became the Company's obligations and became exercisable to purchase the Company's common stock.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

In connection with the public offering of January 28, 2010, the Company granted on February 3, 2010 1,041,667 warrants with an exercise price of $19.80 each. In addition, due to the over-allotment exercise on March 19, 2010, Seanergy granted additional 97,250 warrants, with terms identical to the warrants issued on February 3, 2010. The fair value of these warrants amounted to $1,053. No expenses were recorded in connection with these warrants which were classified in equity.

Following the Company's reverse stock split which became effective on June 24, 2011 and began trading on a split-adjusted basis at the opening of trading on June 27, 2011, with respect to the warrants from the initial IPO of the Company in 2007, the warrant price has increased so that fifteen (15) warrants now entitle the registered holder thereof to purchase from the Company an aggregate of one share of post-split common stock of the Company at the aggregate price of $97.50 per share of post-split common stock.

With respect to each unit purchasable under the Unit Option from the Company's initial IPO, each unit now consists of one-fifteenth of a share of post-split common stock of the Company and one warrant to purchase one-fifteenth of a share of post-split common stock of the Company.

With respect to the warrants from the Company's secondary offering that closed on February 3, 2010, as a result of the reverse stock split, each warrant now reflects an increase in the per share exercise price and a decrease in the number of warrant shares at the same proportion as the reverse stock split. Accordingly, each warrant is now exercisable for one-fifteenth of a share, following the reverse stock split at an exercise price of $19.80 for each such warrant share.

As of December 31, 2011, Seanergy Maritime Holdings Corp. has 1,138,917 warrants which are outstanding and exercisable to purchase an aggregate of approximately 75,927 shares of the Seanergy's common stock. Seanergy previously had issued 38,984,667 warrants, exercisable to purchase an aggregate of approximately 2,598,977 shares of the Company's common stock, which have expired in accordance with their terms since September 24, 2011 and are no longer outstanding.

(c) Registration Rights

(i) 2010 Public Offering - Concurrent sale of shares to shareholders affiliated with the Restis family

With respect to the additional 277,778 shares of common stock purchased in February 2010 by the four of the Company's major shareholders affiliated with the Restis family, the Company entered into a Registration Rights Agreement on March 26, 2010. Pursuant to such Registration Rights Agreement, on or prior to the 120th day following the closing date of the public offering the Company filed a registration statement with the Securities and Exchange Commission registering the resale of the 277,778 shares.

(ii) 2010 Public Offering - Underwriters' representatives warrants

In connection with the completion of the Company's public offering in February 2010, Seanergy issued to Maxim Group LLC and Rodman & Renshaw, LLC, joint book-running managers and representatives of the underwriters, aggregate of 1,041,667 warrants to purchase shares of the Company's common stock for services provided in connection with the offering. In addition due to the over-allotment exercise on March 19, 2010, the Company granted additional 97,250 warrants to the underwriters with terms identical to the warrants issued on February 3, 2010. The exercise price of all such warrants was $19.80 per share. The warrants are exercisable for a period commencing July 28, 2010 and expiring January 28, 2015. The Company may not call the warrants for redemption. The exercise price and number of shares underlying the warrants to be issued to the underwriters' representatives may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their exercise price.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the Company's offices, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to the Company, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their warrants and receive shares of the Company's common stock. After the issuance of shares of common stock underlying the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

The Company had agreed to file a post-effective amendment to the registration statement relating to the public offering it completed in February 2010 no later than six months after the date of issuance of the representatives' warrants to Maxim Group LLC and Rodman & Renshaw, LLC (the "Six Month Date") and to maintain the effectiveness of such registration statement for a period of one year from the date such post-effective amendment is declared effective by the SEC or the Six Month Date, whichever is later, subject to certain black-out periods. Such post-effective amendment was filed on September 24, 2010 and was declared effective by the SEC on October 4, 2010. In addition, the Company granted Maxim Group LLC and Rodman & Renshaw, LLC certain "piggy-back" registration rights on registration statements filed prior to the expiration date of the representatives' warrants. The Company has agreed to bear the expenses incurred in connection with the filing of the post-effective amendment and any subsequent registration statement, other than underwriting discounts and/or commissions and the legal fees of counsel to Maxim Group LLC and/or Rodman & Renshaw, LLC.

(d) Preferred Stock

On August 4, 2011, the Company amended its Amended and Restated Articles of Incorporation to increase the number of authorized preferred stock with par value $0.0001 per share from 1,000,000 to 25,000,000, with such designations, voting and other rights and preferences, as may be determined from time to time by the Board of Directors. As of December 31, 2011, no shares of preferred stock have been issued.

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

As a condition of the waiver from Marfin (see Note 12), dividends will not be declared without the prior written consent of Marfin.

17.	Vessel Revenue – Related Party, net:

During the years ended December 31, 2011, 2010 and 2009, several of the Company's vessels were employed under time charters with SAMC and Swissmarine. Revenue from related party is shown net of off-hire expenses of $362, $394 and $458, respectively.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

18.	Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2011	2010	2009
Crew wages and related costs	16,423	14,095	7,762
Chemicals and lubricants	3,546	3,412	2,088
Repairs and maintenance	9,735	9,475	4,456
Insurance	3,490	2,825	1,551
Miscellaneous expenses	1,533	860	365
Total	34,727	30,667	16,222

19.	General and Administration Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2011	2010	2009
Auditors' and accountants' fees	752	994	1,159
Professional services	1,844	1,615	1,831
Salaries, BOD remuneration and other compensation	3,219	3,159	2,086
D&O Insurance	173	166	120
Other	2,082	1,672	732
Total	8,070	7,606	5,928

Other expenses for the year ended December 31, 2011 mainly include MCS office rent of $561, common building expenses for the executive offices of $110, subscription expenses of $146 and travelling and transportation expenses of $236. Other expenses for the year ended December 31, 2010 mainly include MCS office rent of $654, common building expenses for the executive offices of $134, subscription expenses of $118 and travelling and transportation expenses of $116. Other expenses for the year ended December 31, 2009 mainly include common building expenses for the executive offices of $132, printing and stationary expenses of $132 and travelling and transportation expenses of $56.

20.	General and Administration Expenses – Related Party:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2011	2010	2009
Office rental (Note 3(d))	603	697	726
Administrative fee (Note 3(a))	-	-	16
Total	603	697	742

21.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2011	2010	2009
Interest on long-term debt	9,926	9,078	4,695
Interest on revolving credit facility	2,330	2,259	1,659
Amortization of debt issuance costs	657	738	608
Restructuring fees on acquired debt	407	705	145
Commitment fee on un-drawn revolving credit facility	-	35	14
Other	162	116	109
Total	13,482	12,931	7,230

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

22.	Interest Income:

Interest income for the year ended December 31, 2011 of $60 represents interest earned on term deposits at an annualized interest rate ranging from 0.08% to 6.00%. Interest income for the year ended December 31, 2010 of $358 represents interest earned on term deposits at an annualized interest rate ranging from 0.20% to 2.20%. Interest income for the year ended December 31, 2009 of $430 represents interest earned on term deposits at an annualized interest rate ranging from 0.35% to 1.40%.

23.	(Loss) earnings per Share:

The calculation of net (loss) income per common share is summarized below:

	2011	2010	2009
Basic:
Net (loss) income attributable to Seanergy Maritime Holdings Corp.	$(197,756)	$132	$30,052

Weighted average common shares outstanding - basic	7,314,636	5,861,129	1,725,531
Net (loss) income per common share - basic	$(27.04)	$0.02	$17.42

Diluted:
Net (loss) income attributable to Seanergy Maritime Holdings Corp.	$(197,756)	$132	$30,052
Interest expense on convertible promissory note due to shareholders	-	-	386
Diluted net (loss) income	$(197,576)	$132	$30,438

Weighted average common shares outstanding - basic	7,314,636	5,861,129	1,725,531
Convertible note – to related party	-	-	94,941
Contingently-issuable shares – earn-out	-	-	214,813
Weighted average common shares outstanding - diluted	7,314,636	5,861,129	2,035,285

Net (loss) income per common share - diluted	$(27.04)	$0.02	$14.77

The convertible note to shareholders has been included in the diluted Earnings per Share calculations using the "as if converted" method up to the date of the actual conversion and the applicable conversion ratio.

On September 15, 2010, the Company issued 1,650,794 shares in connection with the acquisition of the remaining 49% of MCS. For the purpose of calculating earnings per share, these are considered outstanding as of May 20, 2010, the date that common control existed.

On October 22, 2010, the Company issued 1,650,794 shares in connection with the acquisition of the remaining 50% of BET. For the purpose of calculating earnings per share, these are considered outstanding as of May 20, 2010, the date that common control existed.

The 3,332 non-vested shares issued under the Equity Incentive Plan (Note 24) are excluded from the diluted EPS calculation for the year ended December 31, 2011 due to their anti-dilutive effect.

As of December 31, 2011, 2010 and 2009 all outstanding warrants to acquire 1,138,917, 2,674,906 and 2,598,978 shares of common stock, respectively, were anti-dilutive. The underwriters' purchase options (common shares of 66,667 and warrants of 1,000,000) were also anti-dilutive for the years ended December 31, 2011, 2010 and 2009.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Thus, as of December 31, 2011, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

Private warrants	1,138,917
Underwriters purchase options - common shares	66,667
Underwriters purchase options - warrants	1,000,000
Non-vested shares	3,332
Total	2,208,916

24.	Equity Incentive Plan:

On January 12, 2011 the Board adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan, or the Plan.  A total of 8,750,000 shares of common stock were reserved for issuance under the Plan, which is administered by the Compensation Committee of the Board of Directors.  Under the Plan, officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock and restricted stock units at the discretion of the Compensation Committee. On February 16, 2011, the Compensation Committee granted an aggregate of 3,332 restricted shares of common stock, or the February 2011 Shares, pursuant to the Plan. 2,667 of the February 2011 Shares were granted to Seanergy's two executive directors and the other 665 of the February 2011 Shares were granted to certain of Seanergy's other employees. All of the February 2011 Shares vest proportionally over a period of three years in equal installments, commencing on January 10, 2012. The fair value of each February 2011 Share on the grant date was $13.28 and will be expensed over three years. The amortization of stock based compensation for the year ended December 31, 2011, amounted to $14 and is recorded in general and administrative expenses in the accompanying consolidated statement of income.

25.	Subsequent Events:

The Company has evaluated subsequent events that occurred after the balance sheet date but before the issuance of these consolidated financial statements and, where it was deemed necessary, appropriate disclosures have been made.

a)	As of January 1, 2012, the monthly lease payment with Waterfront S.A. was amended to EUR 25,000.
b)
On January 24, 2012, the Company received written notification from The Nasdaq Stock Market ("Nasdaq") indicating that because the market value of the publicly held shares ("MVPSH") of the Company's common stock for 30 consecutive business days, from December 6, 2011 to January 23, 2012, was below the minimum requirement of $5,000 for the continued listing on the Nasdaq Global Market, the Company is not in compliance with Nasdaq Listing Rule 5450(b)(1)(C). The applicable grace period to regain compliance is 180 days. On March 1, 2012, Nasdaq confirmed that the Company has regained such compliance.

c)	On January 31, 2012, the Company entered into an amendment of certain terms of its facilities' agreement with Marfin. See Note 11 for further details.
d)
On February 2, 2012, the Company announced the successful completion of the previously announced equity injection by four entities affiliated with members of the Restis family. In exchange of $10,000, the Company has issued an aggregate of 4,641,620 common shares to the four entities at a price of $2.15442, which was the average closing price of the five trading days preceding the execution of the purchase plan. Following the issuance of the shares, the Company has a total of 11,959,282 outstanding common shares. These shares would decrease net loss per share for 2011 by approximately $10.50 if they had been issued and outstanding for the entire year of 2011.

e)	On February 7, 2012, the Company entered into an amendment of certain terms of its loan facility by and among (inter alios) BET and Citibank. See Note 11 for further details.
f)
On February 9, 2012, the Company announced that it has signed a Memorandum of Agreement with an unaffiliated third party for the sale of its Handymax dry bulk carrier, the African Zebra, for a gross price of $4.1 million. The vessel was delivered to its new owners on February 15, 2012. The Company used $4.0 million from the proceeds of this sale to prepay part of the outstanding debt of this vessel. The sale will result in a book loss of approximately $2.4 million.