Form 20-F/A
period 2011-12-31
Seanergy Maritime Holdings Corp.
filed 2012-03-20
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    [  ] Yes    [X]  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   [X]    Yes    [  ]  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.     ☐  Yes   ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

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

☐  Yes    [X]  No

EXPLANATORY NOTE

This Amendment No. 1 amends our Annual Report on Form 20-F for the year ended December 31, 2011, as filed with the U.S. Securities and Exchange Commission on March 19, 2012 (the "Annual Report") and is being filed solely to correct a clerical error to the Principal Executive Officer and Principal Financial Officer certifications filed as Exhibits 13.1 and 13.2, respectively.

The certifications previously filed as Exhibits 13.1 and 13.2 to our Annual Report are hereby replaced in their entirety with Exhibits 13.1 and 13.2, respectively, filed herewith.

Other than as expressly set forth above, this amendment does not, and does not purport to amend, restate, or update the information contained in the Annual Report, or reflect any events that have occurred after the Annual Report was filed.  As a result, our Annual Report, as amended hereby, continues to speak as of the initial filing date of our Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No.1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Dale Ploughman
Name:	Dale Ploughman
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: March 20, 2012

ITEM 19.     EXHIBITS

Exhibit

Number	Description

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002