Form 20-F
period 2012-12-31
Seanergy Maritime Holdings Corp.
filed 2013-04-26
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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
Stamatis Tsantanis, Chief Executive Officer Seanergy Maritime Holdings Corp. 1-3 Patriarchou Grigoriou Street, 166 74 Glyfada, Athens, Greece Telephone: 011-30 210 8931507, Fax: 011-30 210 9638450
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Name of exchange on which registered
Shares of common stock, par value $0.0001 per share	NASDAQ Capital Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2012, there were 11,959,282 shares of the registrant's common stock, $0.0001 par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  [  ]  Yes    [X]    No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [_] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [_] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.     [X]  Yes   [_]   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:

•	our ability to continue as a going concern;
•	our future operating or financial results;

•
our financial condition and liquidity, including our ability to pay amounts that we owe, obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to come to a satisfactory resolution with our lenders in our ongoing debt restructuring process;
•	our ability to pay dividends in the future;

•	dry bulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	future, pending or recent acquisitions and disposition, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses;

•	the useful lives and changes in the value of our vessels and their impact on our compliance with loan covenants;

•	availability of crew, number of off-hire days, classification survey requirements and insurance costs;

•	global and regional economic and political conditions;

•	our ability to leverage the relationships and reputation in the dry bulk shipping industry of Safbulk Pty Ltd., or Safbulk and Enterprises Shipping and Trading S.A., or EST;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels;

•	acts of terrorism and other hostilities;

•	the number of newbuildings under construction in the dry bulk industry;

•	future charter hire rates and vessel values;
•	loss of our customers, charters or vessels;

•	the aging of our fleet and increases in operating costs;

•	damage to our vessels; and
•	other factors discussed in "Item 3.D. Risk Factors."

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

PART I

References in this annual report to "Seanergy," "we," "us," "our company" or "Company" refer to Seanergy Maritime Holdings Corp. and its subsidiaries, but, if the context otherwise requires, may refer only to Seanergy Maritime Holdings Corp.  References in this annual report to "Seanergy Maritime" refer to our predecessor, Seanergy Maritime Corp.  References in this annual report to "BET" refer to our former wholly-owned subsidiary Bulk Energy Transport (Holdings) Limited.  References in this annual report to "MCS" refer to our wholly-owned subsidiary Maritime Capital Shipping Limited.

ITEM 1.                 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

A.           Selected Financial Data

The following table presents selected consolidated financial data of Seanergy as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008. The information is only a summary and should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this annual report and section "Item 5. Operating and Financial Review and Prospects." The selected consolidated financial data is a summary of, and is derived from, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Balance sheet data as of December 31, 2010, 2009 and 2008 and income statement data for the years ended December 31, 2009 and 2008 is derived from our audited financial statements not included herein. The historical data included below and elsewhere in this annual report is not necessarily indicative of our future performance.

Our fleet operations commenced in August 2008, upon the consummation of our initial business combination. During the period from our inception to the date of our initial business combination, we were a development stage enterprise.

Following the 15-for-1 reverse stock split effectuated on June 24, 2011, pursuant to which every fifteen shares of our common stock issued and outstanding were converted into one share of common stock, all share and per share amounts disclosed in the table below and in our consolidated financial statements included at the end of this annual report have been retroactively restated to reflect this change in capital structure. Please refer to "Item 4. A History and Development of the Company."

Amounts in the tables below are in thousands of U.S. dollars, except for share and per share data.

	Year Ended December 31,

	2012	2011	2010	2009	2008
Statement of Income Data:
Vessel revenue, net	55,616	104,060	95,856	87,897	34,453
Direct voyage expenses	(13,587)	(2,541)	(2,399)	(753)	(151)
Vessel operating expenses	(26,983)	(34,727)	(30,667)	(16,222)	(3,180)
Voyage expenses - related party	(532)	(661)	(434)	(1,119)	(440)
Management fees - related party	(1,625)	(2,415)	(2,328)	(1,715)	(388)
Management fees	(588)	(576)	(316)	-	-
General and administration expenses	(6,337)	(8,070)	(7,606)	(5,928)	(2,161)
General and administration expenses - related party	(402)	(603)	(697)	(742)	(109)
Loss on bad debts	(327)	-	-	-	-
Amortization of deferred dry-docking costs	(3,648)	(7,313)	(3,657)	(1,045)	-
Depreciation	(15,606)	(28,856)	(29,328)	(26,812)	(9,929)
Loss on sale of vessels	(15,590)	-	-	-	-
Gain from acquisition of subsidiary	-	-	-	6,813	-
Impairment loss for goodwill	(4,365)	(12,910)	-	-	(44,795)
Impairment loss for vessels and deferred charges	(147,143)	(188,995)	-	-	(4,530)
Operating (loss) income	(181,117)	(183,607)	18,424	40,374	(31,230)
Interest and finance costs	(12,480)	(13,482)	(12,931)	(7,230)	(3,895)
Interest and finance costs – shareholders	-	-	-	(386)	(182)
Interest income	59	60	358	430	3,361
Loss on interest rate swaps	(189)	(641)	(4,164)	(1,575)	-
Foreign currency exchange (losses) gains, net	(43)	(46)	14	(44)	(39)
Net (loss) / income before taxes	(193,770)	(197,716)	1,701	31,569	(31,985)
Income taxes	2	(40)	(60)	-	-
Net (loss) / income	(193,768)	(197,756)	1,641	31,569	(31,985)
Less: Net income attributable to the noncontrolling interest	-	-	(1,509)	(1,517)	-
Net (loss) income attributable to Seanergy Maritime Holdings Corp.	(193,768)	(197,756)	132	30,052	(31,985)
Net (loss) income per common share
Basic	(16.74)	(27.04)	0.02	17.42	(18.14)
Diluted	(16.74)	(27.04)	0.02	14.77	(18.14)
Weighted average common shares outstanding
Basic	11,576,576	7,314,636	5,861,129	1,725,531	1,763,486
Diluted	11,576,576	7,314,636	5,861,129	2,035,285	1,763,486

Dividends declared per share	-	-	-	-	2.76

	As of December 31,
	2012	2011	2010	2009	2008
Balance Sheet Data:
Total current assets	52,086	43,432	68,459	67,473	29,814
Vessels, net	68,511	381,129	597,372	444,820	345,622
Total assets	120,960	436,476	696,401	538,452	378,202
Total current liabilities, including current portion of long-term debt	222,577	58,697	72,791	42,138	32,999
Long-term debt, net of current portion	-	300,586	346,168	267,360	213,638
Seanergy common stock	1	1	1	-	-
Total Seanergy shareholders' equity	(101,617)	76,923	274,665	208,489	131,565
Non controlling interest	-	-	-	18,330	-
Total equity	(101,617)	76,923	274,665	226,819	131,565

	Year Ended December 31,
	2012	2011	2010	2009	2008
Cash Flow Data:
Net cash provided by operating activities	2,418	26,439	31,537	43,208	25,700
Net cash provided by (used in) investing activities	55,402	-	7,885	36,353	(142,919)
Net cash (used in) provided by financing activities	(71,256)	(62,492)	(49,242)	(43,497)	142,551

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

The abrupt and dramatic downturn in the dry bulk charter market, from which we have derived substantially all of our revenues, has severely affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. Over the comparable period of May through December 2008, the high and low of the Baltic Capesize Index, the Baltic Panamax Index, the Baltic Supramax Index and the Baltic Handysize Index represent declines of 96%, 96%, 94% and 92%, respectively. Since 2008, the BDI has remained volatile. In 2012, the BDI ranged from a low of 647 in February 2012 to a high of 1,165 in May 2012, and to date in 2013, has ranged from a low of 698 on January 2, 2013 to a high of 935 on March 25, 2013. The decline and volatility in charter rates have been due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased vessel deliveries. Dry bulk charter rates are at depressed levels and may decline further. These circumstances, which result from the economic situation worldwide and the multiple disruptions to the operation of global credit markets, have had a number of adverse consequences for dry bulk shipping, including, among other developments:

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

The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates likely will cause the value of the vessels that we own to decline and we may not be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or meet our obligations.

An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for dry bulk cargoes carried internationally at sea, including coal, iron, ore, grains and minerals. The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order was near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2012. As of the end of February 2013, newbuilding orders were placed for an aggregate of more than 19.1% of the current global dry bulk fleet, with deliveries expected during the next four years. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity, particularly in conjunction with the current low level of demand, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. If the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our dry bulk carriers expire or are terminated, we may only be able to recharter those vessels at reduced rates or we may not be able to charter our vessels at all. The current long-term time charters for two of our vessels are scheduled to expire in 2013.  Because the factors affecting the supply and demand for dry bulk carriers are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in dry bulk shipping market conditions are also unpredictable.

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

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain security margin covenants of our credit facilities. During the year ended December 31, 2012, and as of the date of this annual report, we were not in compliance with certain covenants in our loan facilities, including security margin covenants, with Piraeus Bank S.A. of Greece, or Piraeus Bank (ex CPB) (special successor of Cyprus Popular Bank Public Co. Ltd., formerly known as Marfin Popular Bank Public Co. Ltd., successor by way of cross-border merger of Marfin Egnatia Bank Societe Anonyme), United Overseas Bank Limited, or UOB, and DVB Bank AG, or DVB.  On January 29, 2013, MCS sold its 100% ownership interest in the four subsidiaries that owned the Handysize dry bulk carriers Fiesta, Pacific Fantasy, Pacific Fighter and Clipper Freeway. The buyer was a third party nominee of the lenders under the senior secured credit facility with DVB. In exchange for the sale approximately $30.3 million of outstanding debt was discharged and the guarantee provided under the facility was fully released.  In addition, events of default have occurred under the Piraeus Bank (ex CPB) and UOB loan agreements.  For more information regarding the Piraeus Bank (ex CPB) and UOB loan agreements, please see "Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Credit Facilities."

We are in discussions with our lenders regarding our Piraeus Bank (ex CPB) and UOB loan agreements.  If we are not able to obtain waivers of the events of default and remedy our non-compliance or obtain waivers in respect of other covenant breaches, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels from our fleet, or they could accelerate our indebtedness and foreclose on their collateral, which would impair our ability to continue to conduct our business. For discussion of our ongoing effort to restructure our debt, please see "Item 4. History and Development of the Company—Restructuring."  If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing. This may limit our ability to continue to conduct our operations, pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

In addition, if we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. For example, in June 2012, we announced a book value loss of approximately $13.2 million relating to the sale of the Capesize drybulk carrier, the Bet Scouter, to an unrelated third party, which was reflected in our financial results for the second quarter of 2012. More recently, on April 10, 2013, the Company announced the sale of the African Oryx, a Handysize bulk carrier for $4.1 million, to an unrelated third party. The sale is expected to result in an impairment loss of $0.8 million that will be recorded in 2013.

If economic conditions throughout the world do not improve, it will impede our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long the current market conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets.  Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile.  Since 2008, lending by financial institutions worldwide remain at very low levels compared to the period preceding 2008.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP decreased to approximately 7.8% for the year ended December 31, 2012, as compared to approximately 9.2% for the year ended December 31, 2011, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the European Union may further adversely affect economic growth in China and elsewhere. Our results of operations and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Cyprus, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Furthermore, in July 2012, the European Central Bank stated its commitment to take necessary action within its mandate in order to save the Euro. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for drybulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Disruptions in world financial markets and the resulting governmental action in the United States, Europe, including Cyprus, and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

In recent years, the United States, Europe, and other parts of the world exhibited deteriorating economic trends and significant contraction, de-leveraging and reduced liquidity of the credit markets.  The United States federal government and state governments, the European Union, and other foreign governments have implemented and are continuing to implement a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or the Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

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

For example, on March 25, 2013, two of our credit facilities with CPB, one of Cyprus's largest banks, with outstanding indebtedness of $138.8 million, were taken over by Piraeus Bank (ex CPB).  As part of the Cypriot international bail-in plan, Piraeus Bank (ex CPB) has taken over the operations of the Cypriot Banks in Greece, including CPB. Our loan facilities and operating accounts were transferred to Piraeus Bank (ex CPB), and as a result, it is uncertain how this will affect our current, ongoing, negotiations with Piraeus Bank (ex CPB) to restructure our debt.

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

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, could cause the trading price of our common shares on the NASDAQ Capital Market to decline precipitously and could cause the price of our common shares to continue to decline or impair our ability to make distributions to our shareholders.

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

Currently, we have five vessels in the spot charter market. Spot charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense. We do not intend to hedge our fuel costs thus an increase in the price of fuel beyond our expectations may affect in a negative way our profitability and our cash flows.

We may become dependent on spot charters in the volatile shipping markets which may have an adverse impact on stable cash flows and revenues.

We currently employ five vessels on spot charters and we may employ more vessels in the spot market when long-term time charters on one or more of our vessels expire. The spot charter market is highly competitive and rates within this market are subject to volatile fluctuations, while longer-term period time charters provide income at predetermined rates over more extended periods of time. When we spot charter our vessels, there can be no assurance that we will be successful in keeping all our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates could affect the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders could be further impaired.

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

From time to time, on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism including Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions to additional activities of non-U.S. companies and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.  In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations. In order to maintain compliance, we are monitoring and reviewing the movement of our vessels on a frequent basis. During 2012, two of our chartered vessels made three port calls to Iran and one of our chartered vessels made two port calls to Sudan, representing approximately 1.2% of the approximately 421 total calls on worldwide ports made by our vessels during 2012. These five port calls occurred while the respective vessels where chartered to third parties and operated at the instructions of the charterers or sub-charterers.

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

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes. These requirements include, but are not limited to, European Union Regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast water, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

World events could affect our results of operations and financial condition.

Continuing conflicts and recent developments in Korea, the Middle East, including Egypt, and North Africa, and the presence of U.S. and other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results.

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

A vessel must undergo annual, intermediate and special surveys. The vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels follow this maintenance cycle for hull and machinery inspection. At the beginning, in between and in the end of this cycle, every vessel is required to undergo inspection of her underwater parts that usually includes dry-docking. These surveys and dry-dockings can be costly and can result in delays in returning a vessel to operation. The cost of our fleet's surveys in 2012 totaled approximately $1.5 million. See "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Requirements" for our anticipated surveys.

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

If we complete our restructuring, we may acquire additional dry bulk carriers, and if those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

We may acquire additional vessels in the future. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

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

Company Specific Risk Factors

Our independent auditors have expressed doubt about our ability to continue as a going concern. The existence of such report may adversely affect our stock price, our business relationships and our ability to raise capital. There is no assurance that we will not receive a similar report for the year ended December 31, 2013.

Our financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might be necessary if we are unable to continue as a going concern. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event we are unable to continue as a going concern, except for the current classification of debt.  However, there are material uncertainties related to events or conditions which raise substantial doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

Our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our audited financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern. Although we believe that as a result of our restructuring efforts, we may overcome such doubt in the future, we cannot provide any assurance that we will in fact operate our business profitably or obtain sufficient financing to sustain our business, generate sufficient revenue and operating cash flow. Accordingly, there can be no assurance that our independent registered public accounting firm's report on our future financial statements for any future period will not include a similar explanatory paragraph if we are unable to successfully implement our restructuring plan. Ernst & Young's, or any successor's expression of such doubt or our inability to overcome the factors leading to such doubt could have a material adverse effect on our stock price, our business relationships and ability to raise capital and therefore could have a material adverse effect on our business and financial prospects.

We are in breach of our loan agreements and events of default have occurred. We are currently in discussions with our lenders for waivers or amendments of our loan agreements, and if we are not successful in obtaining such waivers and amendments, our lenders may act upon events of default and accelerate our outstanding indebtedness under the relevant agreements, which would impact our ability to continue to conduct our business.

Our credit facilities, which are secured by mortgages on our vessels, require us to comply with specified collateral coverage ratios and satisfy certain financial and other covenants. The recent intense fluctuation in the drybulk charter market and related fluctuation in vessel values have affected our ability to comply with some of these covenants.  A violation of these covenants constitutes an event of default under our credit facilities, which, unless waived by our lenders, provides our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness under current liabilities and accelerate our indebtedness and foreclose their liens on our vessels.  If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing, which would impair our ability to continue to conduct our business.

Events of default have occurred under our loan agreements as a result of, among other things, our breach of interest payment obligations under our Piraeus Bank (ex CPB) credit facilities and breach of our installment, interest payment and swap payment obligations under our UOB credit facility, for which we have not obtained a waiver.  Under our Piraeus Bank (ex CPB) credit facilities, we had received a waiver through December 31, 2013 of certain financial covenants including the security margin covenant, whereby the aggregate market value of the vessels and the value of any additional security is required to be at least 135% of the aggregate of the debt financing, less the aggregate amount of all deposits maintained under the loan agreement. Commencing January 1, 2014, this security margin covenant will require that we maintain a ratio of not less than 120%, or a prepayment of the loans may be required or additional security may be requested. Similarly, our UOB loan facility, as currently in effect, requires the MCS borrowers to ensure that the aggregate market value of the MCS vessels is not less than 133% of the outstanding amount under the UOB senior loan. Our lenders have not taken action to accelerate the loans as of the date of this annual report. We are currently in discussions with our lenders as part of the restructuring effort. For more information regarding the Piraeus Bank (ex CPB) and UOB credit facilities, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities."

There can be no assurance that our lenders will grant us waivers for the covenant breaches for which we do not currently have waivers. Accordingly, our lenders could accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to conduct our business and continue as a going concern. For further discussion, please see "Item 4. History and Development of the Company—Restructuring."

Generally accepted accounting principles require that long–term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. Accordingly, as of December 31, 2012, we are required to reclassify our long term debt under current liabilities in our consolidated balance sheet since we have not received waivers in respect of the covenants that were breached at such time.  As of December 31, 2012, our current liabilities exceeded our current assets by $170.5 million, mainly as a result of all of our debt being classified as current.

Because of the presence of cross-default provisions in all of our loan agreements, the refusal of any one lender to grant or extend a waiver could result in all of our indebtedness being accelerated even if the other lender has waived covenants and other defaults under the respective loan agreements. A cross-default provision means that if we default on one loan we would then default on the other loans as well.

If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. Therefore, our ability to continue as a going concern is dependent on management's ability to successfully generate revenue and to meet our obligations as they become due and the continued support of our lenders.

Moreover, in connection with any waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements. These restrictions may limit our ability to, among other things, pay dividends, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

Our credit facilities and waivers impose operating and financial restrictions on us, and if we receive additional waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements.

In addition to certain financial covenants relating to our financial position, operating performance and liquidity, the restrictions contained in our loan agreements limit our ability to, among other things:

•	incur additional indebtedness;

•	create liens on our or our subsidiaries' assets;

•	sell capital stock of all or a substantial number of our subsidiaries;

•	engage in any business other than the operation of the vessels;

•	pay dividends;

•	change or terminate the management of the vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell the vessels.

The restrictions included in the Piraeus Bank (ex CPB) loan agreement include the following financial covenants:

•
the ratio of financial indebtedness to Last Twelve Months (LTM) Earnings, Before Interest, Taxes, Depreciation and Amortization (EBITDA) shall be less than 6.5:1 (financial indebtedness or net debt are defined is the sum of all outstanding debt facilities minus cash and cash equivalents)

•	the ratio of LTM EBITDA to net interest expense shall not be less than 2:1,

•	the ratio of total liabilities to total assets shall not exceed 0.70:1;

•	unrestricted cash deposits to be not less than 2.5% of the financial indebtedness; and

•	average quarterly unrestricted cash deposits, other than in favor of the lender, to be not less than 5% of the financial indebtedness;

•	the Piraeus Bank (ex CPB) Security Value Covenant shall not be less than 135%.

We received a waiver from Piraeus Bank (ex CPB) with respect to the above restrictions through and including December 31, 2013.

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

In addition to the minimum financial covenants, under the terms of the Piraeus Bank (ex CPB) loan agreement, we must also ensure that certain members of the Restis family, who are affiliates of our major shareholders, and the family of our former chairman Mr. George Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital. A violation of this covenant constitutes an event of default under our credit.

Under the UOB loan agreement, no other person other than the Restis family or affiliated companies with the Restis family or Seanergy may become the beneficial owner of more than 30% of MCS's issued voting share capital. In addition, under the UOB loan agreement, the MCS subsidiaries are subject to operating and financial covenants that may affect MCS's business. These restrictions may, subject to certain exceptions, limit the MCS subsidiaries' ability to engage in many of the activities listed above. Under the UOB loan, effective after December 31, 2012, the aggregate market value of the underlying vessels may not be less than 133% of the outstanding amount of the UOB senior loan.  If the market value of the vessels is less than this amount, the MCS subsidiaries must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders, and a portion of the debt may be required to be classified as current.

Therefore, we may need to seek permission from our lenders in order to engage in some important corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Also, any further decline in vessel values may, absent obtaining or extending our current waivers, cause us, or MCS to fail to meet the market value covenants in the loan agreements and entitle the lenders to assert certain rights. Our current and any future lenders' interests may be different from our interests, and we cannot guarantee that we will be able to obtain such lenders' permission when needed. These potential restrictions and requirements may limit our ability to pay dividends in the future to you, finance our future operations, make acquisitions or pursue business opportunities.

Our ability to comply with the covenants and restrictions contained in our loan agreements may be affected by economic, financial and industry conditions and other factors beyond our control. If we are not in compliance with the terms of our loan agreements, our lenders could require us to post additional collateral, enhance our equity and liquidity, compel us to withhold payment of dividends, increase our interest payment, pay down our indebtedness, sell vessels in our fleet, or they could also accelerate our indebtedness and foreclose on their collateral. The exercise of any of these remedies could materially adversely impair our ability to continue to conduct our business. Any future loan agreement or amendment or debt instrument may contain similar or more restrictive covenants.  See "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources—Credit Facilities." In connection with future waivers or amendments that we may obtain, our lenders may impose additional restrictions on us.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2012, we had outstanding indebtedness of $208.6 million. This level of debt could have important consequences to us, including the following:

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

We are highly leveraged and anticipate that we will continue to have a high degree of leverage after our restructuring. Nevertheless, we may be able to incur substantial additional debt, which could materially adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make debt service payments.

As of December 31, 2012, our outstanding indebtedness was $208.6 million. Despite our restructuring efforts over the last several months, as of the date of this annual report, we anticipate that we will continue to have a high degree of indebtedness after the completion of our ongoing restructuring. Although it is likely that any agreements governing our future indebtedness, including the terms of any indebtedness remaining outstanding as a result of the restructuring, will contain limitations on our ability to incur indebtedness, the covenants in such debt agreements typically contain a number of exceptions. As such, we may still be able to incur a significant amount of additional indebtedness. Our high level of indebtedness could have important consequences to our shareholders. As discussed elsewhere in this annual report, we are currently unable to meet our debt service requirements.  See "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources." Even if the restructuring transactions with our lenders are completed on the proposed terms being discussed, we anticipate that our indebtedness will be significant. However, subsequent to the restructuring, we anticipate that our fleet will only consist of four vessels and, as a result, we will have significantly fewer vessels from which we will be able to generate revenue. Since our relative leverage will continue to remain high after our restructuring, and since we will have a diminished basis from which we can generate revenue, there is no assurance we will be able to service our significant indebtedness even if we complete our restructuring. We also can give no assurance that we will complete our restructuring.

Because we are highly leveraged and expect to remain highly leveraged after the restructuring, we will continue to remain subject to the following risks:

●
our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes may be impaired in the future;

●	if new debt is added to our debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations;

●
a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes, and there can be no assurance that our operations will generate sufficient cash flow to service this indebtedness;

●	we will be exposed to the risk of increased interest rates because our borrowings under facility agreements will be at variable rates of interest;

●
it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness and the cross-acceleration or cross-default of our other indebtedness;

●	we may be more vulnerable to general adverse economic and industry conditions;

●	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates;

●	our ability to refinance indebtedness may be limited or the associated costs may increase; and

●
our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts.

This degree of leverage could materially adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make debt service payments.

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

The market value of our vessels can and have fluctuated significantly based on general economic and market conditions affecting the shipping industry and prevailing charter hire rates. Since the end of 2008, the market value of our vessels has dropped significantly due to, among other things, the substantial decline in charter rates. During the year ended December 31, 2008, we recorded an impairment charge of $44.8 million on goodwill and an impairment charge of $4.5 million on our vessels. No indication of impairment existed as of December 31, 2009, or December 31, 2010. During the year ended December 31, 2011, we recorded an impairment charge of $12.9 million on goodwill and $188.9 million on our vessels. During the year ended December 31, 2012, we recorded an impairment charge of $4.4 million on goodwill and $147.1 million on our vessels. There can be no assurance as to how long charter rates and vessel values will remain at the current low levels or whether they will improve to any significant degree. Consequently, we may have to record further impairments of our vessels and goodwill.

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

Currently, two of our dry bulk vessels are employed under long-term time charters while five are employed in the spot market. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the dry bulk shipping industry and the overall financial condition of the counterparties. In addition, in challenging market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charter agreements and our customers may fail to pay charterhire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given the currently decreased charter rate levels, particularly in the dry bulk carrier market. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could suffer significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future and comply with covenants in our loan agreements.

Two of our vessels will soon be or are already exposed to the volatilities of the dry bulk charter markets as their current charters expire.

Dry bulk charter markets have experienced significant continued weakness in 2012. We currently have five vessels in the spot market and the current long-term time charters for two of our vessels are scheduled to expire in 2013. The time charter market is highly competitive and spot and short-term voyage charter market charter-hire rates (which affect time charter rates) may fluctuate significantly based upon the supply of, and demand for, seaborne dry bulk shipping capacity. Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the dry bulk shipping market. The dry bulk charter market is volatile, and in the past, time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels. If we are required to charter these vessels at a time when demand and charter rates are very low, we may not be able to secure time charter or spot market employment for our vessels at all or at reduced and potentially unprofitable rates. As a result, our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities may be affected.

The derivative contract we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

Through our subsidiary MCS, we have one interest rate swap for purposes of managing our exposure to fluctuations in interest rates applicable to the MCS loan facility with UOB, which was advanced at a floating rate based on LIBOR. Our hedging strategy, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swap does not, and future derivative contract may not, qualify for treatment as hedge for accounting purposes, we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. As of December 31, 2012, the fair value of our interest rate swap was a liability of approximately $0.5 million.

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

As of the date of this annual report, the vessels in our current fleet had an average age of 13.5 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as recently constructed vessels due to improvements in design, technology and engineering. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for conversions, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

We are a holding company and our subsidiaries, which are all wholly-owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, and the laws of Bermuda, the British Virgin Islands, Hong Kong and the Republic of the Marshall Islands, where our vessel-owning subsidiaries are incorporated, and the laws of Liberia where some of our formerly owned subsidiaries were incorporated, which regulate the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, our board of directors may not exercise its discretion to pay dividends in the future.

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

If we fail to manage our growth properly, we may not be able to expand our fleet if we desire to do so, adversely affecting our overall financial position.

We may expand our fleet in the future if desirable opportunities arise. Our growth will depend on:

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

Our success will depend to a significant extent upon the abilities and efforts of our management team. We currently have two executive officers, our chief executive officer and our chief financial officer, and one general counsel and a support staff. Effective October 1, 2012, our current chief executive officer succeeded our former chief executive officer. Our former chief executive officer continues to serve as chairman of our board of directors. Our success will depend upon our ability to retain key members of our management team and the ability of our management to recruit and hire suitable employees. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations.

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

The Public Company Accounting Oversight Board is currently unable to inspect the audit work and practices of auditors operating in Greece, including our auditor.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with the performance of audits of financial statements filed with the Commission. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB has concluded cooperative agreements within the European Union with the United Kingdom, Germany, the Netherlands, Spain and, most recently, Finland and France. Additionally, the PCAOB has entered into cooperative agreements with Switzerland and Norway, and with several non-European regulators in North America, the Middle East, Asia, and Australia. Accordingly, unlike for most U.S. public companies, the PCAOB is currently prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike the shareholders of most U.S. public companies, our shareholders are deprived of the possible benefits of such inspections. The PCAOB continues to pursue additional agreements with audit oversight authorities in other European Union countries and jurisdictions around the world.

We depend on our commercial and technical managers to operate our business and our business could be harmed if they fail to perform their services satisfactorily.

Pursuant to our management agreements, EST provides us with technical, general administrative and support services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance, freight management, accounting related to vessels, provisions, bunkering and operation) and M/S Fleet and Wallem provide us with technical management services for certain of our vessels. Our operational success depends significantly upon EST's, M/S Fleet's and Wallem's satisfactory performance of these services. Our business would be harmed if EST, M/S Fleet or Wallem failed to perform these services satisfactorily. As of December 31, 2012 we owed EST approximately $5.9 million which amount remains unpaid. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our management agreement.

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

Pursuant to our management agreement with EST, M/S Fleet and Wallem, we pay a fee of $450, $329 and $279, per day per vessel, respectively, for providing technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors' and officers' liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursed by us. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our technical managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our board of directors has created a shipping committee, which has been delegated exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. Affiliates of members of the Restis family have the right to appoint two of the three members of the shipping committee and as a result such affiliates will effectively control all decisions with respect to our shipping operations that do not involve a transaction with a Restis affiliate. Mr. Dale Ploughman, Ms. Christina Anagnostara and Mr. Elias Culucundis currently serve on our shipping committee.

The Restis affiliate shareholders hold approximately 85% of our outstanding common stock which limits your ability to influence our actions.

As of the date of this annual report, the Restis affiliate shareholders own approximately 85% of our outstanding common stock. Our major shareholders have the power to exert considerable influence over our actions and matters which require shareholder approval, which limits your ability to influence our actions. Furthermore under the terms of the Piraeus Bank (ex CPB) loan agreement, we must also ensure that members of the Restis family and the family of our former chairman Mr. George Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital. Under the UOB loan agreement, no other person other than the Restis family or affiliated companies with the Restis family or Seanergy may become the beneficial owner of more than 30% of MCS's issued voting share capital.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.

Our corporate affairs are governed by our amended and restated articles of incorporation, our amended and restated by-laws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation – U.S. Federal Income Tax Consequences – U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the shares of our common stock. See "Taxation – U.S. Federal Income Tax Consequences – U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Based on the current and expected composition of our and our subsidiaries' assets and income, it is not anticipated that we will be treated as a PFIC. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of each such taxable year. Accordingly there can be no assurances regarding our status as a PFIC for any future taxable year. See the discussion in the section entitled "Taxation — U.S. Federal Income Tax Consequences — U,S, Federal Income Taxation of U.S. Holders —Passive Foreign Investment Company Rules." We urge U.S. Holders to consult with their own tax advisors regarding the possible application of the PFIC rules.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We believe that we qualify for the benefits of Section 883 of the Code. However, there are factual circumstances beyond our control that could cause us or any one of our ship-operating companies to fail to qualify for this tax exemption and thereby subject us to U.S. federal income tax on our U.S. source shipping income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of the outstanding shares of our common stock, owned in the aggregate, 50% or more of the vote and value of the outstanding shares of our common stock, and "qualified shareholders" as defined by the applicable Treasury Regulations did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of common stock to preclude the shares in the closely-held block that are not so owned from representing 50% or more of the value of our common stock for more than half of the number of days during the taxable year.

For the 2012 taxable year, we believe that 50% or more of the vote and value of our common stock was held by 5% shareholders.  Although we believe that each of our 5% shareholders is a "qualified shareholder" for purposes of Section 883, we would not qualify for the Section 883 exemption unless we received from those shareholders, and each intermediary entity in the chain or ownership, certain beneficial ownership and intermediary statements substantiating those shareholder's beneficial ownership and status as "qualified shareholders."

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

Our common stock could be delisted from the NASDAQ Capital Market, which could negatively impact the price of our common stock and our ability to access the capital markets.

Our common stock was listed on the NASDAQ Global Market until December 20, 2012 and effective December 21, 2012, the Company transferred its stock listing to the Nasdaq Capital Market. Our common stock trades under the symbol "SHIP." Our ability to retain our listing is contingent upon compliance with NASDAQ listing requirements. The listing standards of the NASDAQ Capital Market provide, among other things, that a company may be delisted if the bid price of its stock drops below $1.00 for a period of 30 consecutive business days.

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

On January 24, 2012, we were notified by NASDAQ that we were no longer in compliance with NASDAQ Listing Rule 5450(b)(1)(C) because the market value of the publicly held shares of our common stock for 30 consecutive business days, from December 6, 2011 to January 23, 2012 had been below the minimum $5.0 million market value of publicly held shares requirement for continued listing on the NASDAQ Global Market. This notification had no effect on the listing of the Company's common stock, and the applicable grace period to regain compliance was 180 calendar days, expiring on July 23, 2012.  The Company regained compliance at the end of February 2012, when during the applicable grace period the Company's minimum market value of our publicly held shares was $5.0 million or greater for a minimum of ten consecutive business days.

On June 29, 2012, we were notified by NASDAQ that we were no longer in compliance with NASDAQ Listing Rule 5450(b)(1)(C) because the market value of the publicly held shares of our common stock for 30 consecutive business days, from May 16, 2012 to June 28, 2012 had been below the minimum $5.0 million market value of publicly held shares requirement for continued listing on the NASDAQ Global Market. The applicable grace period to regain compliance was 180 calendar days, expiring on December 26, 2012.  Prior to the expiration of this grace period, we transferred the listing of our common stock to The Nasdaq Capital Market, effective on December 21, 2012. Our common stock continues to trade under the symbol "SHIP" and this matter is now closed.

In addition, the ultimate accounting impact of the ongoing restructuring of our indebtedness is uncertain and will not be determined until the final terms of the restructuring are reached with UOB and Piraeus Bank (ex CPB). The outcome could negatively impact the trading of our common shares and our ability to remain listed on NASDAQ. See "Item 5 – Operating and Financial Review and Prospects—Recent Developments."

Our board of directors has suspended the payment of cash dividends as a result of certain restrictions in waivers we received from Piraeus Bank (ex CPB) relating to our loan covenants and prevailing market conditions in the international shipping industry. Until such market conditions improve, it is unlikely that we will reinstate the payment of dividends.

In light of a lower freight environment and a highly challenging financing environment that has resulted in a substantial decline in the international shipping industry, our board of directors, beginning on February 4, 2009, suspended the cash dividend on our common stock. Our dividend policy will be assessed by our board of directors from time to time; however, it is unlikely that we will reinstate the payment of dividends until market conditions improve. Further, the waiver we received from Piraeus Bank (ex CPB) relating to our loan covenant restricts our ability to pay dividends. Therefore, there can be no assurances that, if we were to determine to resume paying cash dividends, Piraeus Bank (ex CPB) would provide any required consent.

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

We have an obligation to issue shares of common stock under our underwriters' warrants which are outstanding and exercisable to purchase an aggregate of 75,927 of our common shares. The sale of the common shares issued upon such events, or the perception that such events may occur, could materially and adversely affect the market price of our common shares. Furthermore, we may issue additional securities in the future that may have a dilutive effect to the holders of our common shares.

ITEM 4.                INFORMATION ON THE COMPANY

A.            History and Development of the Company

Incorporation of Seanergy and Seanergy Maritime

We were incorporated under the laws of the Republic of the Marshall Islands on January 4, 2008, originally under the name Seanergy Merger Corp., as a wholly owned subsidiary of Seanergy Maritime Corp., or Seanergy Maritime. We changed our name to Seanergy Maritime Holdings Corp. on July 11, 2008. Our executive offices are located at 1-3 Patriarchou Grigoriou Street, 166 74 Glyfada, Athens, Greece and our telephone number is 011 30 210 8931507.

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

Initial Public Offering of Seanergy Maritime and Initial Business Combination

On September 28, 2007, Seanergy Maritime consummated its initial public offering of 23,100,000 units, with each unit consisting of one share of its common stock and one warrant. Each warrant entitled the holder to purchase one share of Seanergy Maritime common stock at an exercise price of $6.50 per share.  As a result of the Reverse Stock Split, each unit holder is entitled to a one-fifteenth share upon the exercise of each unit. The initial public offering generated $227.1 million in net proceeds, after deducting certain deferred offering costs, that was held in a trust account maintained by Continental Stock Transfer & Trust Company, which we refer to as the Seanergy Maritime Trust Account.

We acquired our initial fleet of six dry bulk carriers from the Restis family for an aggregate purchase price of (i) $367 million in cash, (ii) $28.3 million (face value) in the form of a convertible promissory note, or the Note, and (iii) an aggregate of 4,308,075 shares of our common stock (or 287,205 shares as adjusted for the Reverse Stock Split), subject to us meeting an Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, target of $72.0 million to be earned between October 1, 2008 and September 30, 2009, which target was achieved and the additional consideration was recorded as an increase in goodwill of $17.3 million. This acquisition was made pursuant to the terms and conditions of a Master Agreement dated May 20, 2008 among us, Seanergy Maritime, our former parent, the several selling parties who are affiliated with members of the Restis family, and the several investing parties who are affiliated with members of the Restis family, and six separate memoranda of agreement, which we collectively refer to as the "MOAs," between our vessel-owning subsidiaries and each seller, each dated as of May 20, 2008. The acquisition was completed with funds from the Seanergy Maritime Trust Account and with financing provided by Piraeus Bank (ex CPB).

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

Dissolution and Liquidation of Our Predecessor

On August 26, 2008, shareholders of Seanergy Maritime also approved a proposal for the dissolution and liquidation of Seanergy Maritime, or the dissolution and liquidation, which was originally filed with the Commission on June 17, 2008, subsequently amended on July 31, 2008 and supplemented on August 22, 2008. Seanergy Maritime proposed the dissolution and liquidation because following the vessel acquisition, Seanergy Maritime was no longer needed and its dissolution was expected to save substantial accounting, legal and compliance costs related to the U.S. federal income tax filings necessary because of Seanergy Maritime's status as a partnership for U.S. federal income tax purposes.

In connection with the dissolution and liquidation of Seanergy Maritime, on January 27, 2009, Seanergy Maritime filed Articles of Dissolution with the Registrar of Corporations of the Marshall Islands in accordance with Marshall Islands law and distributed to each holder of shares of common stock of Seanergy Maritime one share of our common stock for each share of Seanergy Maritime common stock owned by such shareholders. All outstanding warrants and the underwriter's unit purchase option of Seanergy Maritime concurrently became our obligations and became exercisable to purchase our common stock. Following the dissolution and liquidation of Seanergy Maritime, our common stock and warrants began trading on the NASDAQ Global Market on January 28, 2009. For purposes of this annual report all share data and financial information for the period prior to January 27, 2009 is that of Seanergy Maritime.

BET acquisition and subsequent disposition

On August 12, 2009, we closed on the acquisition of a 50% interest in Bulk Energy Transport (Holdings) Limited ("BET") from Constellation Bulk Energy Holdings, Inc., or Constellation. Following this acquisition, we controlled BET through our right to appoint a majority of the BET board of directors pursuant to a shareholder agreement with Mineral Transport Holdings, Inc., or Mineral Transport, a company controlled by members of the Restis family. The purchase price consisted of $1.00 and the acquisition of assets and the assumption of liabilities. The stock purchase was accounted for under the purchase method of accounting and accordingly the assets (vessels) acquired and the liabilities assumed have been recorded at their fair values. In addition to the vessels, the other assets acquired include $37.75 million in cash and restricted cash and $4.32 million in current receivables and inventories. The fair value of the vessels as of the closing of the acquisition was $126.0 million, and BET owed $143.01 million under its credit facility as of such date. The results of operations of BET are included in our consolidated statement of operations commencing on August 12, 2009.  On October 22, 2010, we purchased the remaining 50% non-controlling ownership interest in BET from Mineral Transport for consideration that was paid in the form of: (i) $7.0 million in cash paid to Mineral Transport and (ii) 24,761,905 shares of our common stock (or 1,650,793 shares as adjusted for the Reverse Stock Split) totaling $26.0 million determined based upon an agreed price of $1.05 per share (or $15.75 per share as adjusted for the Reverse Stock Split) and having a fair value of $30.95 million. The acquisition was treated as a transaction between entities under common control, and as such, the transaction was retrospectively reported as of May 20, 2010, due to the expiration on May 20, 2010 of a voting agreement between certain of our shareholders who are affiliated with members of the Restis family, and Seanergy Maritime's founding shareholders, composed of our former directors Messrs. Georgios Koutsolioutsos, Alexios Komninos, and Ioannis Tsigkounakis, and from that date our majority shareholders, the Restis family, also became our controlling shareholders. The excess of the consideration paid to acquire the remaining equity interest over its carrying value was recorded as a deemed distribution in equity amounting to $18.11 million.  We sold BET in December 2012.  See "Restructuring—BET Sale" below.

MCS acquisition and subsequent disposition of certain subsidiaries

On May 28, 2010, after entering into a share purchase agreement with Maritime Capital Shipping (Holdings) Limited, or Maritime Capital, a company controlled by members of the Restis family, we completed the final documentation for the acquisition of a 51% ownership interest in MCS for consideration of $33.0 million. The consideration was paid to Maritime Capital from the proceeds of our equity offering completed in February 2010 and from our cash reserves. On September 15, 2010, we completed the acquisition from Maritime Capital of the remaining 49% ownership interest in MCS for consideration that was paid in the form of: (i) cash in the amount of $3.0 million paid to Maritime Capital from our cash reserves and (ii) 24,761,905 shares of our common stock (or 1,650,793 shares as adjusted for the Reverse Stock Split) totaling $26.0 million at an agreed price of $1.05 per share (or $15.75 per share as adjusted for the Reverse Stock Split) and having a fair value of $26.74 million. The acquisition was treated as a transaction between entities under common control, and as such, the transaction was recorded at historical cost and was retrospectively reported as of May 20, 2010. Accordingly, the excess of the consideration paid to acquire MCS over its carrying value was recorded as a deemed distribution in equity amounting to $2.06 million. On January 29, 2013, we closed the sale of the four MCS subsidiaries which owned the vessels Fiesta, Pacific Fantasy, Pacific Fighter and Clipper Freeway.  See "Restructuring—Sale of MCS Subsidiaries" below.

Reverse Stock Split

We conducted a 15-for-1 reverse stock split effectuated on June 24, 2011, pursuant to which every fifteen shares of our common stock issued and outstanding were converted into one share of common stock, which was approved at a special meeting of our shareholders on January 4, 2011.

Equity Injection Plan

On January 31, 2012, we completed an equity injection plan with four entities affiliated with the Restis family.  In exchange for $10 million, we issued an aggregate of 4,641,620 of our common shares to the four entities at a price of $2.15442.  The price was determined as the average closing price of the five trading days preceding the execution of the purchase plan.  Following the issuance of the shares and as of the date of this annual report we have 11,959,282 outstanding common shares.

Appointment of Chief Executive Officer

Effective as of October 1, 2012, our board of directors appointed Stamatis Tsantanis to succeed Dale Ploughman as our Chief Executive Officer.

Restructuring

Beginning in August 2012, we have been engaged in restructuring discussions with our lenders to finalize the satisfaction and release of our obligations under certain of our loan facility agreements and the amendment of the terms of certain of our loan facility agreements. Since January 1, 2012, we have sold 13 of our vessels, in some cases by transferring ownership of certain of our vessel-owning subsidiaries to third parties nominated by our lenders in connection with our restructuring. As a result, as of the date of this annual report, our fleet consists of three Handysize, two Supramax and two Panamax vessels.

BET Sale

On November 9, 2012, we entered into an agreement with I.M.I. Holdings Corp., or IMI, a company controlled by members of the Restis family, to sell our 100% ownership interest in Bulk Energy Transport (Holdings) Limited ("BET"), for a nominal cash consideration of $1.00. In addition, we released BET from all of its obligations and liabilities towards us, which accrued to $3.5 million as of the date of sale.  The transaction was consummated on December 30, 2012 upon finalization of all the required documentation.  On December 18, 2012, at the direction of IMI, we sold the vessel BET Prince for gross proceeds of $8.3 million, which were used to repay part of the then outstanding debt. As a result of the transaction, our overall indebtedness was reduced by approximately $46.7 million. In connection with the sale, our board of directors obtained a fairness opinion from an independent third party.

Sale of MCS subsidiaries

On January 29, 2013, we closed the sale of the four MCS subsidiaries which owned the vessels Fiesta, Pacific Fantasy, Pacific Fighter and Clipper Freeway, financed under the facility agreement with DVB, to a third party entity nominated by DVB.  In exchange for the sale, $31.9 million of outstanding debt as of December 31, 2012 and all the liabilities and obligations under our facility agreement with DVB were discharged and the guarantee provided by MCS was fully released. In connection with the sale of these subsidiaries, our board of directors obtained a fairness opinion from an independent third party.

As of December 31, 2012, our outstanding indebtedness was $208.6 million. Of this amount, $31.9 million with scheduled maturity in 2015 was subject to the settlement agreement with DVB described above associated with the sale of four of our vessel-owning MCS subsidiaries, which we entered into on January 29, 2013. Despite our restructuring efforts over the last several months, as of the date of this annual report, our outstanding indebtedness consists of $134.9 million outstanding debt under our Piraeus Bank (ex CPB) facility and $38.1 million outstanding debt under our UOB facility.

While we continue to use our best efforts to complete the restructuring, there can be no assurance that a successful resolution can be reached with our lenders or that the restructuring will be successfully completed. Furthermore, there is no assurance that we will obtain the releases from certain of our indebtedness as proposed in the restructuring proposals and failure to obtain such releases could materially and adversely affect our business and operations. We expect that we will continue to have a high degree of indebtedness after the completion of our ongoing restructuring. In addition, the ultimate accounting impact of the restructuring is uncertain and will not be determined until the final terms of the restructuring are reached with UOB and Piraeus Bank (ex CPB). The outcome could negatively impact the trading of our common shares and our ability to remain listed on NASDAQ. See "Item 5 – Operating and Financial Review and Prospects—Recent Developments."

Sale of African Oryx

On April 10, 2013, we sold the African Oryx. Gross proceeds amounted to $4.1 million and were used to repay debt.

B.            Business Overview

We are an international company providing worldwide seaborne transportation of dry bulk commodities. We own and operate a fleet of seven dry bulk vessels that consists of three Handysize, two Supramax and two Panamax vessels. Our fleet carries a variety of dry bulk commodities, including coal, iron ore, and grains, as well as bauxite, phosphate, fertilizer and steel products.

Our Fleet

The following is a list of the vessels in our fleet as of the date of this annual report.  The table below sets forth summary information concerning our fleet of drybulk carriers:

Vessel/Flag	Type	Dwt	Year Built	Current Employment	Term of Employment	Daily Base Gross Charter Hire Rate	Profit Sharing Above Base Charter Hire Rate	Charterer

Bremen Max/ Isle of Man	Panamax	73,503	1993	Spot Time Charter	Expiring May 2013	$7,500	None	Louis Dreyfus Commodities Suisse S.A.
Hamburg Max /Isle of Man	Panamax	73,498	1994	N/A	N/A	N/A	None	To be fixed
Davakis G./Bahamas (1)	Supramax	54,051	2008	N/A	N/A	N/A	None	To be fixed
Delos Ranger /Bahamas (1)	Supramax	54,057	2008	Spot Time Charter	Expiring August 2013	$9,000	None	Hudson Shipping Lines Inc.
African Joy /Hong Kong	Handysize	26,482	1996	Time Charter	Expiring April 2013	Floating (2)	None	MUR Shipping B.V.
African Glory /Hong Kong	Handysize	24,252	1998	Time Charter	Expiring May 2013	$7,000 base rate and a ceiling of $12,000	75% between base and ceiling and 50% above the ceiling (3)	MUR Shipping B.V.
Asian Grace /Hong Kong	Handysize	20,412	1999	Spot Time Charter	Expiring May 2013	$5,750	None	Unicargo International Ltd.
Total		326,255

(1)	Sister ships.
(2)	Calculated using the adjusted Time Charter average of the Baltic Handysize Index
(3)	Calculated using the adjusted Time Charter average of the Baltic Supramax Index.

Management of Our Fleet

Safbulk performs the commercial management of our initial fleet of six vessels (which now consists of four vessels following the sale of the African Zebra and the African Oryx). Safbulk Maritime S.A., or Safbulk Maritime, performed the commercial management of the BET fleet. Each of Safbulk and Safbulk Maritime, which is controlled by members of the Restis family and is referred to throughout this annual report as Safbulk, had entered into a brokerage agreement with Seanergy Management Corp., or Seanergy Management, one of our wholly-owned subsidiaries, to provide these commercial management services, pursuant to which Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. See "— Brokerage Agreements" below. MCS carries out the commercial management of its fleet in-house, arranging and negotiating the terms of its vessels' time and bareboat charters based on market conditions.

EST performs the technical management of our initial fleet of six vessels (which now consists of four vessels following the sale of the African Zebra and the African Oryx). EST is controlled by members of the Restis family. Safbulk and EST presently do business with over 100 customers, the majority of which have been customers since inception.

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

Brokerage Agreements

Safbulk serves as exclusive commercial broker for our initial fleet of six vessels (which now consists of four vessels following the sale of the African Zebra and the African Oryx) pursuant to a brokerage agreement with Seanergy Management. Safbulk Maritime performed the commercial management of the BET fleet pursuant to a brokerage agreement with BET. Commercial management services include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management and BET, as applicable. Pursuant to the brokerage agreements, Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The brokerage agreement with Safbulk was originally for a term of two years expiring in May 2010. The brokerage agreement with Safbulk Maritime was originally for a term of one year expiring in August 2010. Each brokerage agreement is automatically renewable annually, unless either party is provided with three months' written notice prior to the termination of such period. Both brokerage agreements were automatically renewed for another year. The brokerage agreement with Safbulk is expiring in May 2013 and the brokerage agreement with Safbulk Maritime was automatically renewed until August 2013. With the sale of BET, the BET fleet has been divested as of December 31, 2012.

Management Agreements

Seanergy Management has entered into a management agreement with EST with respect to our initial fleet of six vessels (which now consists of four vessels following the sale of the African Zebra and the African Oryx) and BET has entered into a management agreement with EST with respect to the BET fleet. Pursuant to these management agreements, EST performs certain duties that include general administrative and support services necessary for the operation and employment of such vessels, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to our instructions, sale and purchase of vessels. On October 1, 2011 each of Seanergy Management and BET entered into an Amendment no. 1 to the management agreement with EST which provide that effective from October 1, 2011 and for the tenure of the agreement the Company shall pay a management fee per day per vessel of $450 and it was further mutually agreed that effective from October 1, 2011 no adjustment would be made on the fee per vessel per day, unless agreed by the parties in writing by an amendment to the agreement.

The management fee under both agreements was EUR 436 per vessel per day for the year ended December 31, 2010, and under both agreements, the management fee was increased to Euro 460 per vessel per day for the first nine months of the year ending December 31, 2011. As of October 1, 2011 the management fee under both agreements was reduced to $450 per vessel per day Management fee are payable monthly in advance on the first business day of each following month. For the year ended December 31, 2012, the management fee under both agreements was $450 per day.

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

Under the terms of our management agreements with third parties, namely M/S Fleet and Wallem, ship managers were entitled to receive an annual fee of $120,000 and $96,000 per vessel, respectively in 2011. In 2012, M/S Fleet and Wallem were entitled to receive an annual fee of $120,000 and $102,000 per vessel, respectively. The management agreements with M/S Fleet and Wallem may be terminated by two months prior notice by either party.

Shipping Committee

We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance in order to accelerate the pace of our decision making in respect of shipping business opportunities, such as the acquisition of vessels or companies. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that our directors bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors. The shipping committee consists of three directors. In accordance with the Amended and Restated Charter of the Shipping Committee, two of the directors on the shipping committee are nominated by the Restis affiliate shareholders and one of the directors on the shipping committee is nominated by a majority of our board of directors and is an independent member of the board of directors. The members of the shipping committee are Mr. Dale Ploughman and Ms. Christina Anagnostara, who are the Restis affiliate shareholders' nominees, and Mr. Elias Culucundis, who is the Board's nominee.

In order to assure the continued existence of the shipping committee, our board of directors has agreed that the shipping committee may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less than 80% of our board of directors. In addition, the duties of our chief executive officer, who is currently Mr. Tsantanis, may not be altered without a similar vote. These duties and powers include voting the shares of stock that Seanergy owns in its subsidiaries. In addition to these agreements, we have amended certain provisions in its articles of incorporation and by-laws to incorporate these requirements.

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

The Dry Bulk Shipping Industry

The global dry bulk carrier fleet is divided into four categories based on a vessel's carrying capacity. These categories are:

•           Capesize. Capesize vessels have a carrying capacity of exceeding 100,000d wt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation. Safbulk negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. We compete primarily with other owners of drybulk carriers, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of dry bulk carriers is highly fragmented and is divided among publicly listed companies, state controlled and independent bulk carrier owners. We compete primarily with owners of drybulk vessels in the Handysize, Supramax and Panamax class sizes. Some of our publicly listed competitors include Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Freeseas Inc. (NASDAQ: FREE), Excel Maritime Carriers Ltd. (NYSE: EXM), Genco Shipping and Trading Limited (NYSE: GNK), Globus Maritime Limited (NASDAQ: GLBS), Navios Maritime Partners L.P. (NASDAQ: NMM), Paragon Shipping Inc. (NYSE: PRGN), Safe Bulkers Inc. (NYSE: SB) and Star Bulk Carriers Corp. (NASDAQ: SBLK).

Customers

Our customers include national, regional and international companies, such as CF Bulk Carriers Ltd., MUR Shipping B.V. and SwissMarine Services S.A. Customers individually accounting for more than 10% of our voyage revenues during the years ended December 31, 2012, 2011 and 2010 were:

Customer	2012	2011	2010
A	19%	15%	15%
B	14%	17%	11%
C*	14%	10%	-
D*	-	24%	45%
E	-	10%	10%
F	-	10%	-
Total	47%	86%	81%

* Customers C and D are related parties.

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

International Maritime Organization

The United Nations' International Maritime Organization (the "IMO") has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL").  MARPOL entered into force on October 2, 1983.  It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI was separately adopted by the IMO in September of 1997.

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

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America were also designated ECAs, as will the applicable areas of the United States Caribbean Sea, including the coastal waters around Puerto Rico and the U.S. Virgin Islands, effective January 1, 2014.  Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.  We cannot assure you that the jurisdictions in which our vessels operate will not adopt more stringent emissions standards independent of the IMO.

As of January 1, 2013 MARPOL made mandatory certain measures relating to energy efficiency for ships.  This included the requirement that all new ships utilize the Energy Efficiency Design Index (EEDI) and all ships use the Ship Energy Efficiency Management Plan (SEEMP).

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships.  The IMO periodically revises the SOLAS and LL Convention standards. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on August 15, 2012, the U.S. Bureau of Safety and Economic Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

Other Environmental Initiatives

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

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

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  In 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases.  As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004.   Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships, which were adopted in July 2011, entered into force. Currently operating ships are required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 is expected to come into force on August 20, 2013. The ratification of MLC 2006 will require us to develop new procedures to ensure full compliance with its requirements.

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

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Vessels under five years of age can waive dry-docking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater.

Most vessels are usually dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies (the IACS). In 2012 the IACS issued draft harmonized Common Structure Rules, the align with the IMO goals standards, and they are expected to be adopted in Winter 2013. Seanergy's vessels are certified as being "in class" by classification societies that are members of the International Association of Classification Societies. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

ITEM 4A.             UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in "Item 18. Financial Statements." This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the "Risk Factors" section and elsewhere in this annual report.

A.            Operating Results

Factors Affecting our Results of Operations

Overview

We are an international provider of dry bulk marine transportation services. As of December 31, 2012, we owned and operated a total fleet of 12 dry bulk carrier vessels, consisting of two Panamax, two Supramax and eight Handysize vessels. These ships had a combined carrying capacity of 468,500 dwt and an average age of approximately 14.2 years, out of an expected useful life of 30 years.

Over the past year, we have experienced significant losses, working capital deficiency and reduction in cash and cash equivalents, which has affected, and which we expect will continue to affect, our ability to satisfy our obligations. As charter rates for bulkers have experienced a high degree of volatility, we had to re-charter our vessels at low prevailing market rates and subsequently, we experienced significant reduction in cash flow, which in turn further impaired our liquidity.

Due to the economic conditions and operational difficulties, we have entered into restructuring discussions with each of the lenders under our loan facility agreements. As part of those discussions, we appointed Houlihan Lokey and Axia Ventures Group to act as our financial advisors in respect of the overall restructuring described below. The aim of the restructuring is to increase liquidity, normalize trade vendor payments and deleverage us on a going forward basis.

As a result of the conditions set out above, over a period of time, we defaulted under our facility agreements in respect of certain covenants (including, in some cases, the failure to make principal installments and interest payments and the failure to satisfy financial covenants) and events of default have occurred. During the restructuring process, our lenders have continued to reserve their rights in respect of events of default under our loan agreements. To date, we have not obtained waivers of these defaults from our lenders. The lenders have not exercised their remedies at this time, including demand for immediate payment; however, they could change their position at any time.

As of December 31, 2012, due to the covenant violations and absent of waivers in respect of the covenants that were breached at such time we have classified under current liabilities in the consolidated balance sheet $208.6 million of our debt. As such, as of December 31, 2012, our currents assets amounted to $52.1 million, while current liabilities amounted to $222.6 million, resulting in a negative working capital of $170.5 million.

Since January 1, 2012, we have sold or otherwise disposed of a total of 13 vessels (or the ownership of certain vessel-owning subsidiaries) in connection with the restructuring, and any proceeds have been used to repay the related debt.  Proceeds from the sale of additional vessels are expected to be insufficient to fully repay the related debt and, therefore, it is likely that we will continue to have significant debt unless we enter into satisfactory arrangements with our lenders for the discharge of all such obligations.

While we continue to use our best efforts to complete the restructuring process, there can be no assurance that a successful resolution can be reached with our lenders and be successfully completed.

Additionally, the ultimate accounting impact of the restructuring efforts is uncertain and will not be determined until the final terms are reached with UOB and Piraeus Bank (ex CPB). The outcome could negatively impact the trading of our common shares and our ability to remain listed on NASDAQ.

Important Measures for Analyzing Results of Operations

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

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs.  As of December 31, 2012 one of our vessels operated under long-term index-linked employment, three vessels were operating under fixed rate charters with profit sharing agreements, four vessels were on bareboat charters and four vessels were on time charters. As of December 31, 2011 three of our vessels operated under long-term index-linked employment, five vessels were employed under long-term fixed-rate charter agreements, five vessels were operating under fixed rate charters with profit sharing agreements, four vessels were on bareboat charters and three vessels operated in the spot market.

A standard maritime industry performance measure is the time charter equivalent, or TCE. TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rates for 2012, 2011 and 2010 were $7,465, $14,524 and $16,532, respectively.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Vessel operating expenses generally represent costs of a fixed nature. Some of these expenses are required, such as insurance costs and the cost of spares. Additionally, effective as of January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Republic of Greece which  is estimated at approximately $0.1 million for the fiscal year 2013.

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

	Year Ended December 31,
	2012	2011	2010
Fleet Data:

Average number of vessels(1)	17.6	20.0	16.6
Ownership days(2)	6,442	7,300	6,040
Available days(3)	6,333	7,133	5,662
Operating days(4)	5,559	6,944	5,627
Fleet utilization(5)	86.3%	95.1%	93.2%
Fleet utilization excluding drydocking off hire days (6)	87.8%	97.4%	99.4%

Average Daily Results:
Vessel TCE rate(7)	$7,465	$14,524	$16,532
Vessel operating expenses(8)	$4,189	$4,757	$5,077
Management fees(9)	$344	$410	$438
Total vessel operating expenses(10)	$4,533	$5,167	$5,515

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

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the year ended December 31, 2012, the Company incurred 109 off-hire days for vessel surveys.

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

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions:

	Year Ended December 31,
(In thousands of U.S. dollars, except operating days and daily time charter equivalent rate)	2012	2011	2010

Net revenues from vessels*	$55,616	$104,060	$95,856
Voyage expenses	(13,587)	(2,541)	(2,399)
Voyage expenses — related party	(532)	(661)	(434)
Net operating revenues	$41,497	$100,858	$93,023
Operating days	5,559	6,944	5,627
Daily time charter equivalent rate	$7,465	$14,524	$16,532

* Our TCE rate is calculated as the weighted average of the daily rate earned under time charter contracts and of the daily rate earned by bareboat agreements after deducting the relevant fixed operating expense allowance. Net revenue from vessels under bareboat agreements is net of operating expense allowance.

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days (including the ownership days of the vessels employed under bareboat charters) for the relevant time periods:

	Year Ended December 31,
(In thousands of U.S. dollars, except ownership days and daily vessel operating expenses)	2012	2011	2010

Operating expenses	$26,983	$34,727	$30,667
Ownership days	6,442	7,300	6,040
Daily vessel operating expenses	$4,189	$4,757	$5,077

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)
Total vessel operating expenses, or TVOE, is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Year ended December 31, 2012 as compared to year ended December 31, 2011

Vessel Revenue — Related Party, Net — Vessel revenue, related party, was $8.2 million during the year ended December 31, 2012, compared to $35.7 million during the year ended December 31, 2011. Related party address commissions were $0.3 million during the year ended December 31, 2012 compared to $1.3 million during the year ended December 31, 2011. The decrease is due to the lower market rates earned during 2012 and the reduced size of our fleet.  Four of the five vessels employed by  related parties were sold in 2012. Three vessels were employed under time charters which commenced in 2011 (two in June and one in November), whose daily rate was based on the adjusted time charter average of the Baltic Capesize Index, or BCI. As a result of the prevailing lower market rates during 2012, revenue tied to the BCI was lower in 2012 than the one recognized during 2011. The related party commissions represent a 3.75% address commission payable to Swissmarine and SAMC.

Vessel Revenue, Net – Vessel revenue was $49 million during the year ended December 31, 2012, compared to $71.6 million during the year ended December 31, 2011. Address commissions were $1.3 million during the year ended December 31, 2012, compared to $1.9 million during the year ended December 31, 2011. The decrease in vessel revenue is mainly attributable to lower hire charter rates during the year ended December 31, 2012, as compared to the relevant period in 2011, including both charters with fixed rates as well as charters with rates tied to indices, and an 18% decrease in operating days as a result of three vessels sold in 2012, coupled with an increase in unfixed days in 2012.

Direct Voyage Expenses — Direct voyage expenses were $13.6 million during the year ended December 31, 2012, compared to $2.5 million during the year ended December 31, 2011. The increase was mainly attributable to the increased number of voyage charters in 2012, under which the bunkers are paid by the owner. Bunker expenses amounted to approximately $10.7 million in 2012, compared to only $0.9 million in 2011.

Vessel Operating Expenses — Vessel operating expenses were $27 million during the year ended December 31, 2012, compared to $34.7 million during the year ended December 31, 2011. This decrease is mainly attributable to a reduction in our direct daily vessel operating expenses, to $4,189 in the twelve months of 2012 from $4,757 in the twelve months of 2011, mainly related to operational efficiency improvements, along with an 12% reduction in the ownership days, from 7,300 days in 2011 to 6,442 days in 2012, due to vessel sales in 2012. The decrease is also attributable to three vessels undergoing dry-docking during 2012 compared to five vessels during 2011, during which dry-dockings non-capitalized repairs also took place as well as a slight decrease of approximately $0.2 million in insurance deductibles.

Voyage Expenses — Related Party — Voyage expenses, related party, were $0.5 million during the year ended December 31, 2012, compared to $0.7 million during the year ended December 31, 2011. These expenses represent commissions charged in relation to the brokerage agreement we have with Safbulk, an affiliate, for the provision of chartering services. The chartering commissions represent a commission of 1.25% payable to Safbulk on the collected vessel revenue. The decrease reflects the 20% reduction in our operating days from 6,944 operating days in 2011 to 5,559 operating days in 2012.

Management Fees — Related Party — Management fees, related party, were $1.6 million during the year ended December 31, 2012, compared to $2.4 million during the year ended December 31, 2011. Management fees relate to the management agreement we have with EST for the provision of operating and technical management services for the Seanergy fleet and for the former subsidiary BET fleet. The decrease in 2012 is due to the reduction in the fixed daily fee per vessel from EUR 460 for the nine month period ended September 30, 2011 to $450 from October 1, 2011 thereafter, along with a 19% decrease in ownership days for these fleets from 4,015 ownership days in 2011 to 3,253 ownership days in 2012.

Management Fees — Management fees were $0.6 million during the year ended December 31, 2012, compared to $0.6 million during the year ended December 31, 2011. Management fees relate to the management agreements we have with M/S Fleet and Wallem for the provision of technical management services for the MCS fleet. In 2012, M/S Fleet and Wallem were entitled to receive an annual fee of $120,000 and $102,000 per vessel, respectively. In 2011, M/S Fleet and Wallem were entitled to receive an annual fee of $120,000 and $96,000 per vessel, respectively. Two of the four vessels under M/S Fleet management were sold in the fourth quarter of 2012. Termination charges of approximately $40,000 were incurred following the sales.

General and Administration Expenses — General and administration expenses were $6.3 million during the year ended December 31, 2012, compared to $8.1 million during the year ended December 31, 2011. The decrease is mainly attributable to expense cutting efforts initiated during 2012 as well as the cost savings resulting from the restructuring of our Hong Kong office. Compensation savings from the latter amounted to approximately $1.3 million over last year, coupled with approximately $0.4 million in rent expense reduction due to relocation of the Hong Kong office. The decrease in general and administrative expenses is partly offset by approximately $0.7 million in expenses incurred in 2012 related to our debt restructuring efforts.

General and Administration Expenses — Related Party — General and administration expenses – related party were $0.4 million during the year ended December 31, 2012, compared to $0.6 million during the year ended December 31, 2011. Our related party general and administration expenses are primarily comprised of office rental expenses. The monthly lease payment was EUR 25,000 during the year ended December 31, 2012, compared to EUR 35,000 during the year ended December 31, 2011.

Loss on bad debts — Loss on bad debts of $0.3 million during the year ended December 31, 2012 represents uncollectible receivable write-offs.

Amortization of Deferred Dry-docking Costs — Amortization of deferred dry-docking costs were $3.6 million during the year ended December 31, 2012 compared to $7.3 million during the year ended December 31, 2011. Three vessels underwent dry-docking during 2012, for a total of approximately $1.5 million, compared to five vessels during 2011, for a total of approximately of $4.0 million. The decrease in amortization expense in 2012 is also due to unamortized dry-docking write-offs due to vessel sales of approximately $1.1 million during the year ended December 31, 2012 compared to $1.9 million during the year ended December 31, 2011, due to write-offs of unamortized balance of deferred dry-docking costs associated with the vessels African Zebra and BET Commander, respectively, since the latest dry-dockings occurred earlier than projected, resulting in a shortened amortization period for the prior dry-dockings as well as dry-docking impairment charges of $1.2 million during the year ended December 31, 2012 compared to $1.6 million during the year ended December 31, 2011. Additionally, the impairments incurred in 2011 reduced the 2012 amortization charges.

Depreciation — Depreciation was $15.6 million for the year ended December 31, 2012, compared to $28.9 million for the year ended December 31, 2011. The decrease reflects the reduction in our fleet size from 20 vessels on average in 2011 to 17.6 vessels on average in 2012, the increase of our vessels' estimated salvage value per LTW to $435 from $270 effective October 1, 2011 and the reduction in the net book value of the six initial vessels acquired in 2008 as at September 30, 2011, as a result of a $187.4 million impairment charge.

Loss on sale of vessels — Loss on sale of vessels of $15.6 million during the year ended December 31, 2012 is comprised of a loss of $2.4 million on the sale of African Zebra on February 15, 2012 and a loss of $13.2 million on the sale of BET Scouter on June 12, 2012.

Impairment loss for vessels and deferred charges — We recorded $147.1 million impairment losses on our vessels for the year ended December 31, 2012. Losses of $55.1 million are related to impairments on four vessels sold during the year. The impairment loss was measured as the amount by which the carrying amount of the long lived assets exceeded its fair value. Fair value was determined using the MOA purchase price adjusted for selling costs. Losses of $67.7 million are related to impairments on the vessels under the DVB and UOB loan facilities which were classified as held for sale as of December 31, 2012. The vessels were adjusted to their lower of their carrying amount or fair value less costs to sell. The vessels' ship owning subsidiaries under the DVB loan facility were sold in January 2013. Losses of $24.3 million are related to impairment losses on three vessels following impairment testing on December 31, 2012. The impairment loss was measured as the amount by which the carrying amount of the long lived assets exceeded its fair value. Fair value was determined using valuations derived from market data. For the year ended December 31, 2011, we recorded an impairment loss of $189 million on the six initial vessels acquired in 2008. The impairment loss was measured as the amount by which the carrying amount of the long lived assets exceeded their fair value. Fair value was determined using valuations derived from market data.

Impairment loss for goodwill— We recorded goodwill impairment losses of $4.4 million and $12.9 million during the years ended December 31, 2012 and 2011, respectively. We tested our goodwill for potential impairment and concluded that indication of impairment existed as of September 30, 2012 and September 30, 2011. The fair value for goodwill impairment testing was estimated by using the expected present value of future cash flows, applying judgments and assumptions that management believes were appropriate in the circumstances as well as by using the market capitalization approach. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel). The weighted average cost of capital used was 7.42% and 8.16% for the nine month periods ended September 30, 2012 and 2011, respectively, and 8.46% for the year ended December 31, 2011.

Interest and Finance Costs — Interest and finance costs were $12.5 million during the year ended December 31, 2012, compared to $13.5 million during the year ended December 31, 2011. The decrease is mainly attributable to lower loan balances in 2012 compared to those in 2011 as a result of debt repayments as well as proceeds from vessel sales during 2012, which were used to reduce outstanding debt. Debt repayments during 2012 amounted to $98.8 million compared to $53.1 million during 2011. The weighted average interest rate on the entire Company's outstanding debt for the years ended December 31, 2012 and 2011 was approximately 3.9% and 3.2%, respectively. Additionally, $0.4 million in debt restructuring charges were incurred during 2011 related to the BET loan, Seanergy's former subsidiary.

Interest Income — Interest income of $0.06 million for each of the years ended December 31, 2012 and 2011 represents interest earned on term deposits at annualized interest rates ranging from 0.10% to 0.45% during 2012 and 0.08% to 6.00% during 2011.

Loss on interest rate swaps — Loss on interest rate swaps was $0.2 million during the year ended December 31, 2012, compared to $0.6 million during the year ended December 31, 2011. The decrease is mainly attributable to the expiration of two interest rate swaps during 2012 as well as deconsolidation of one interest rate swap at December 30, 2012 associated with the sale of the BET, our former subsidiary.

Income taxes — Income taxes for the years ended December 31, 2012 and 2011 amounted to income of $0.002 million and expense of $0.04 million, respectively. Seanergy Management, the management company established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros during 2012-2015 according to a new tax bill passed in 2013 under the laws of the Republic of Greece. The new tax bill is retroactive to cover 2012 and the contribution to be paid in 2013 by Seanergy Management for 2012 is estimated at approximately $0.05 million. Maritime Capital Shipping (HK) Limited, the South East Asia management office in Hong Kong, is subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the year.

Year ended December 31, 2011 as compared to year ended December 31, 2010

Vessel Revenue — Related Party, Net — Vessel revenue, related party, during the year ended December 31, 2011 decreased by $8.5 million, or 19%, to $35.7 million from $44.2 million for the year ended December 31, 2010, before related party address commissions of $1.3 million and $1.5 million for the years ended December 31, 2011 and 2010, respectively. The decrease in net vessel revenue — related party, is a result of the chartering of the Bremen Max, Hamburg Max and BET Commander to unrelated third parties commencing on December 1, 2010, August 31, 2010 and October 6, 2011, respectively.

Vessel Revenue, Net - Vessel revenue, net during the year ended December 31, 2011 increased by $16.8 million, or 31%, to $71.6 million from $54.8 million for the year ended December 31, 2010, before address commissions of $1.9 million and $1.6 million for the years ended December 31, 2011 and 2010, respectively. The increase in net vessel revenue from unrelated third parties is the result of the chartering of the Bremen Max, Hamburg Max and BET Commander to unrelated third parties commencing on December 1, 2010, August 31, 2010 and October 6, 2011, respectively, as well as revenues received from the MCS fleet for the period from May 21, 2010 to December 31, 2010. The Bremen Max ended its employment with the related party on September 25, 2010 and underwent dry-docking repairs before commencing its employment to the unrelated third party.

Direct Voyage Expenses — Direct voyage expenses, which include bunkers and port expenses and brokerage commissions, increased by $0.1 million, or 4%, to $2.5 million during the year ended December 31, 2011 from $2.4 million in the year ended December 31, 2010. The increase in direct voyage expenses is principally due to an increase in operating days from 5,627 in 2010 to 6,944 in 2011 and the consolidation of MCS's operations commencing on May 21, 2010.

Vessel Operating Expenses — For the year ended December 31, 2011, our vessel operating expenses increased by $4 million, or 13%, to $34.7 million, from $30.7 million for the year ended December 31, 2010. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, chemicals and lubricants, consumable stores, tonnage taxes and other miscellaneous expenses. The increase in operating expenses is attributable to the increase in ownership days to 7,300 and an average of 20.0 vessels for the year ended December 31, 2011, as compared to an average of 6,040 ownership days and an average of 16.6 vessels for the year ended December 31, 2010, resulting from the consolidation of MCS's operations commencing on May 21, 2010. The increase in vessel operating expenses was offset by the decrease in additional repair costs incurred as a result of the dry-dock surveys for five of our vessels during the year ended December 31, 2011 as compared to seven of our vessels during the year ended December 31, 2010. Our daily vessel operating expenses decreased to $4,757 for the year ended December 31, 2011, from $5,077 for the year ended December 31, 2010.

Voyage Expenses — Related Party — These expenses represent commissions charged in relation to the brokerage agreement we have with Safbulk, an affiliate, for the provision of chartering services. Voyage expenses, related party, increased by $0.3 million, or 75%, to $0.7 million in the year ended December 31, 2011, from $0.4 million in the year ended December 31, 2010. The chartering commissions represent a commission of 1.25% payable to Safbulk on the collected vessel revenue. The increase in voyage expenses – related party is mainly attributable to the fact that three of MCS vessels have brokerage agreements with Safbulk, and as such, those vessels recorded expenses for the entire 2011 as compared to the consolidation of MCS's operations which commenced on May 21, 2010.

Management Fees — Related Party — For the year ended December 31, 2011, management fees charged by EST, which is a related party, increased by $0.1 million, or 4%, to $2.4 million from $2.3 million in the year ended December 31, 2010. Management fees relate to the management agreement we have with EST for the provision of operating and technical management services for the Seanergy fleet and our former subsidiary BET fleet. The fixed daily fee per vessel was EUR 436 in 2010, EUR 460 for the nine month period ended September 30, 2011, and $450 from October 1, 2011, and for a period of one year.

Management Fees — For the year ended December 31, 2011 our management fees increased by $0.3 million, or 100%, to $0.6 million, from $0.3 million for the year ended December 31, 2010. Management fees relate to the management agreements we have with M/S Fleet and Wallem for the provision of technical management services for the MCS fleet. The increase in management fees is a result of MCS' consolidation for the entire year during 2011 compared to its consolidation from May in 2010.

General and Administration Expenses — General and administrative expenses increased by $0.5 million, or 7%, to $8.1 million for the year ended December 31, 2011, compared to $7.6 million for the year ended December 31, 2010 mainly due to personnel redundancy costs associated with the Hong Kong office reorganization. Our general and administration expenses primarily include auditing and accounting fees of $0.8 million, fees for professional services of $1.8 million and salaries, board of director remuneration and other compensation of $3.2 million.

General and Administration Expenses — Related Party — Related party general and administrative expenses decreased by $0.1 million, or 14%, to $0.6 million for the year ended December 31, 2011, compared to $0.7 million for the year ended December 31, 2010. Our related party general and administration expenses are primarily comprised of office rental expenses. The monthly lease payment was EUR 42,000 up to December 20, 2010, at which date it was amended to EUR 35,000.

Amortization of Deferred Dry-docking Costs — Amortization of deferred dry-docking costs increased by $3.6 million, or 97%, to $7.3 million for the year ended December 31, 2011, compared to $3.7 million for the year ended December 31, 2010. The increase in amortization of deferred dry-docking costs is due to the fact that: (i) amortization for three of the five vessels that underwent dry-docking in 2011 commenced during the first half of the year, (ii) amortization for five of the seven vessels that underwent dry-docking in 2010 commenced in the last quarter of 2010 and (iii) only three vessels had undergone dry-docking in 2009. This resulted in lower dry-docking amortization for 2010 as compared to 2011, as the cost of the 3 surveys that took place in 2009 had to be amortized in 2010, whereas the 7 surveys that took place in 2010 and the 3 surveys that took place in the first half of 2011 had to be amortized in 2011.

Depreciation — For the year ended December 31, 2011, depreciation expense decreased by $0.4 million, or 2%, to $28.9 million, compared to $29.3 million for the year ended December 31, 2010. The decrease is due to the change in the estimated residual value of our fleet as well as the impairment charge on our six initial vessels, which reduced the depreciable value of those vessels. We depreciate our vessels based on a straight line basis over the expected useful life of each vessel. Up to June 30, 2009, we estimated the useful lives of our vessels at 25 years from the date of their delivery from the shipyard. Effective July 1, 2009 we changed the estimated useful life of our fleet to 30 years. This change reduced depreciation expense by $8 million (approximately $0.32 per share) for the year ended December 31, 2009. Depreciation is based on the cost of the vessel less its estimated residual value. Residual value is estimated by taking the cost of steel times the weight of the ship noted in lightweight ton (LWT). Up to September 30, 2011, management estimated the salvage value of its vessels at $270 per LWT. Effective October 1, 2011, following management's reassessment of the residual values of the company's vessels, the estimated salvage value per LWT was increased to $435, as that was the average realized price during 2010. This change reduced depreciation expense by $0.7 million (approximately $0.10 per share) for the year ended December 31, 2011.

Impairment loss for vessels and deferred charges— We recorded an impairment loss of $189 million during 2011 on the six initial vessels acquired in 2008. The impairment loss was measured as the amount by which the carrying amount of the long lived assets exceeded their fair value. Fair value was determined using the valuation derived from market data. The impairment loss recorded is composed of a loss of $187.4 million related to the vessels cost and of $1.6 million related to the respective vessels unamortized dry-docking costs. No indication of impairment existed during 2010.

Impairment loss for goodwill— We recorded an impairment loss of $12.9 million during 2011. No such impairment existed during 2010. We tested goodwill for potential impairment, and concluded that indication of impairment existed as of September 30, 2011, but not as of December 31, 2011 and 2010. The fair value for goodwill impairment testing was estimated by using the income approach (i.e., expected present value of future cash flows), using judgments and assumptions that management believes were appropriate in the circumstances as well as by using the market capitalization approach. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel). The weighted average cost of capital used was 8.16%, 8.46% and 8.75% for the nine month period ended September 30, 2011, and the years ended December 31, 2011 and 2010, respectively.

Interest and Finance Costs — Interest and finance costs increased by $0.6 million, or 5%, to $13.5 million for the year ended December 31, 2011, compared to $12.9 million for the year ended December 31, 2010. Fees incurred for obtaining new loans, including related legal and other professional fees, are deferred and amortized using the effective interest method over the life of the related debt. The slight increase in interest and finance costs is attributable to the increase in margin in 2010 on the Piraeus Bank (ex CPB) and Citi facilities, offset by the lower loan balances in 2011 compared to those in 2010 as a result of ongoing debt repayments. In particular, the margin on the Piraeus Bank (ex CPB) revolving facility was increased from 3.50% to 4.00% effective June 2, 2010, the margin on the Piraeus Bank (ex CPB) term facility was increased from 3.00% to 3.50% effective June 2, 2010 and the margin on the Citi facility was reduced from 2.00% as of June 30, 2010 to 1.75% up to March 31, 2011, at which point it was adjusted back to 2.00%.

Interest Income — Interest income decreased by $0.3 million, or 75%, to $0.1 million for the year ended December 31, 2011, compared to $0.4 million for the year ended December 31, 2010. The decrease in interest income is a result of the lower interest rates received in 2011.

Loss on interest rate swaps — Loss on interest rate swaps decreased by $3.6 million, or 86%, to $0.6 million for the year ended December 31, 2011, compared to $4.2 million for the year ended December 31, 2010 mainly due to expiration of two interest rate swap agreements in 2011 in January and March 2011 and mark-to-market valuations. The Company had interest rate swap agreements under BET and MCS for both years. Specifically, the Company had seven interest rate swaps during 2010, one of which expired in October 2010.

Income taxes — Income taxes for the years ended December 31, 2011 and 2010 amounted to $0.1 million and $0.1 million, respectively, and relate to MCS. Hong Kong profit tax has been provided at the rate of 16.5% on the estimated assessable profit for both years.

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

Business Acquisitions and Dispositions

Sale of BET

On November 9, 2012, we entered into an agreement with IMI to sell our 100% ownership interest in BET for a nominal cash consideration of $1. In addition, we released BET from all of its obligations and liabilities towards us, which accrued to $3.5 million as of the date of sale.  The transaction was consummated on December 30, 2012 upon finalization of all the required documentation.  On December 18, 2012, at the direction of IMI, we sold the vessel BET Prince for gross proceeds of $8.3 million, which were used to repay part of the then outstanding debt.

IMI is ultimately controlled by members of the Restis family and is under common control with us. In connection with the sale of BET, our board of directors obtained a fairness opinion from an independent third party.

The estimated historical carrying values of the assets and liabilities that were agreed to be transferred were as follows:

(amounts in table in millions of US Dollars)
Cash and restricted cash	3.5
Vessels and other assets	49.5
Long-term debt and other liabilities, net of BET's obligation towards the Company	(58.2)
Effect on equity from disposal of subsidiary	(5.2)

The sale of BET was treated as a transaction between entities under common control, and as such, asset and liability values were transferred at historical cost, with the resulting gains from the extinguishment of BET's net liabilities amounting to $5.2 million recognized as an equity transaction within Additional paid-in capital.

Sale of MCS subsidiaries

On January 29, 2013, MCS sold its 100% ownership interest in the four subsidiaries that owned the Handysize dry bulk carriers Fiesta, Pacific Fantasy, Pacific Fighter and Clipper Freeway. The buyer is a third-party nominee of the lenders under the senior secured credit facility with DVB, as agent. MCS had provided a guarantee under this facility, and in exchange for the sale, approximately $30.3 million of outstanding debt was discharged. In addition, the guarantee provided by MCS was fully released. In connection with the sale of the subsidiaries, the Company's board of directors obtained a fairness opinion from an independent third party.

The Company estimated the historical carrying values of the assets and liabilities sold on the date of the sale were as follows:

(amounts in table in millions of US Dollars)
Cash and restricted cash	1.9
Vessels and other assets	22.9
Long-term debt and other liabilities	(30.4)
Net liabilities	(5.6)

The Company expects to record a gain in 2013 of $5.5 million from the sale of the four MCS subsidiaries, under the facility agreement with DVB,

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The current conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that we consider indicators of a potential impairment for our vessels. We determine undiscounted projected operating cash flows, for each vessel and compare it to the vessel's carrying value. When the undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the vessel and its eventual disposition are less than its carrying amount, we impair the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the median of the trailing 10-year historical charter rates available for each type of vessel) adjusted for brokerage commissions and expected outflows for scheduled vessels' maintenance. The undiscounted projected operating cash outflows are determined by reference to our actual vessel operating expenses, assuming an average annual inflation rate of 2.5%. Effective fleet utilization is assumed to 98% in our exercise, assumptions in line with our historical performance. We recorded an impairment loss of $147.1 million, $189 million and $NIL for the years ended December 31, 2012, 2011 and 2010, respectively.

Goodwill impairment

Goodwill represents the excess of the aggregate purchase price over the fair value of the net identifiable assets acquired in business combinations accounted for under the purchase method. Goodwill is reviewed for impairment at least annually in December. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit (including goodwill). If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. Under the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the implied fair value of goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis and market capitalization analysis. If the fair value of the reporting unit exceeds it carrying value, step two does not have to be performed. We test our goodwill for potential impairment at year end or whenever there is an indication of impairment. The fair value for goodwill impairment testing is estimated using the expected present value of future cash flows, using judgments and assumptions that management believes are appropriate in the circumstances. The future cash flows from operations are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the median of the trailing 10-year historical charter rates available for each type of vessel). We had one reporting unit and tested its goodwill for potential impairment, and concluded that indication of impairment existed as of September 30, 2012 and 2011. The fair value for goodwill impairment test was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances and using the market capitalization approach. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the median of the trailing 10-year historical charter rates available for each type of vessel. The weighted average cost of capital used was 7.42%, 8.16% and 8.46% for the nine month periods ended September 30, 2012 and 2011, and the year ended December 31, 2011, respectively. As a result, an impairment loss for goodwill of $4.4 million and $12.9 million was recorded, for the years ended December 31, 2012 and 2011, respectively.

Vessel depreciation

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Management estimates the useful life of our vessels to be 30 years from the date of initial delivery from the shipyard. Salvage value is estimated by taking the cost of steel times the weight of the ship noted in lightweight ton (LWT). Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to September 30, 2011, management estimated the salvage value of its vessels at $270 per LWT. Effective October 1, 2011, following management's reassessment of the residual values of the company's vessels, the estimated salvage value per LWT was increased to $435. This change reduced depreciation expense by $0.8 million (approximately $0.10 per share) for the year ended December 31, 2011.

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

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies and Estimates – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels.  During the past few years, the market values of vessels have experienced particularly high volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.  The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2012 and 2011, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2012 and 2011. However, we are not holding our vessels for sale, except as otherwise noted in this report.

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

Vessel	Dwt	Year purchased	Carrying Value

			2012	2011
Davakis G.	54,051	2008	$26.0 million*	$26.9 million*
Delos Ranger	54,057	2008	$26.2 million*	$27.0 million*
African Oryx	24,112	2008	$4.7 million*	$13.3 million*
Bremen Max	73,503	2008	$5.6 million*	$14.0 million*
Hamburg Max	73,498	2008	$6.0 million*	$15.5 million*
African Zebra	38,632	2008	n/a	$6.0 million*
BET Commander	149,507	2009	n/a	$18.8 million*
BET Intruder	69,235	2009	n/a	$15.5 million*
BET Prince	163,554	2009	n/a	$30.0 million*
BET Scouter	172,173	2009	n/a	$25.0 million*
BET Fighter	173,149	2009	n/a	$20.8 million*
Fiesta	29,519	2010	$5.5 million*	$16.6 million*
Pacific Fantasy	29,538	2010	$5.3 million*	$15.6 million*
Pacific Fighter	29,538	2010	$6.0 million*	$17.6 million*
Clipper Freeway	29,538	2010	$6.0 million*	$17.6 million*
African Joy	26,482	2010	$5.4 million*	$14.6 million*
African Glory	24,252	2010	$5.8 million*	$15.8 million*
Asian Grace	20,138	2010	$5.5 million*	$14.8 million*
Clipper Glory	30,570	2010	n/a	$28.0 million*
Clipper Grace	30,548	2010	n/a	$28.0 million*
TOTAL DWT	1,295,594

_______________________________

*           Indicates that, as of December 31, 2012 or 2011, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $20 million and $36.6 million, as of December 31, 2012 and 2011, respectively.

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

Recent Developments

The Fleet

As discussed elsewhere in this annual report, we have had a significant reduction in the size of our fleet. As of the date of this annual report, we have a fleet of seven vessels. We expect further reductions in our fleet.

Restructuring of Our Indebtedness

Due to the economic conditions and operational difficulties of the Company, we entered into restructuring discussions with each of the lenders under our loan facility agreements. See "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources - Credit Facilities" for a discussion of our loan agreements. As part of those discussions, we appointed Houlihan Lokey and Axia Ventures Group to act as our financial advisors in respect of the overall restructuring proposal described below. The aim of the restructuring is to increase liquidity, normalize trade vendor payments and deleverage the Company on a going forward basis.

Since the fourth quarter of 2012, we have been in default under our loan agreements in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross default provisions) and events of default have occurred. To date, we have not obtained waivers of all these defaults from our lenders. Since January 1, 2012, we have sold or otherwise disposed of a total of 13 vessels (or the ownership of certain of our vessel-owning subsidiaries) in connection with the restructuring, and any proceeds have been used to repay the related debt.  Proceeds from the sale of additional vessels are expected to be insufficient to fully repay the related debt and, therefore, it is likely that we will continue to have significant debt unless we enter into satisfactory arrangements with our lenders for the discharge of all such obligations.  During the restructuring process, our lenders have continued to reserve their rights in respect of events of default under our loan agreements. Our lenders have not exercised their remedies at this time, including demand for immediate payment; however, our lenders could change their position at any time. As such, there can be no assurance that a satisfactory final agreement with be reached with all our lenders in the restructuring, or at all.

The following sets forth the terms of the completed steps of the restructuring to date:

BET Syndicate Facility Agreement

On June 12, 2012, with the consent of the lenders under BET Syndicate facility with Citibank plc as agent, or the Citibank Facility, we completed the sale of the Bet Scouter with gross proceeds of approximately $12.1 million. On July 16, 2012, with the consent of the lenders under the Citibank Facility, we completed the sale of the Bet Fighter with gross proceeds of approximately $9.1million and on October 29, 2012, with the consent of the lenders under the Citibank Facility, we completed the sale of the Bet Intruder with gross proceeds of approximately $4.8 million. Citibank applied the gross proceeds towards repayment of part of the debt under the Citibank Facility.

On November 9, 2012, we entered into an agreement with IMI, a company controlled by members of the Restis family, to sell our 100% ownership interest in BET, for a nominal cash consideration of $1. In addition, we released BET from all of its obligations and liabilities towards us, which accrued to $3.5 million as of the date of sale.  The transaction was consummated on December 30, 2012 with the consent of the majority lenders of the Citibank syndicate, upon finalization of all the required documentation.  On December 18, 2012, at the direction of IMI, we sold the vessel BET Prince for gross proceeds of $8.3 million, which were used to repay part of the then outstanding debt. As a result of the transaction, our overall indebtedness was reduced by approximately $46.7 million.

HSBC Facility Agreement

On September 4, 2012 we entered into a waiver letter (as supplemented by an extension letter dated October 24, 2012) through MCS and our MCS subsidiaries under the facility agreement with HSBC for the sale of the two vessels under the HSBC facility (the Clipper Grace and the Clipper Glory), whereby HSBC agreed to waive any default which had or would occur under the HSBC Facility until the sale of the two vessels. On October 15, 2012 and December 4, 2012, we sold the Clipper Grace and Clipper Glory with gross proceeds of approximately $22.5 million. Part of the sale proceeds of approximately $17.1 million were applied towards the full and final satisfaction of all liabilities owed to HSBC under the HSBC Facility and HSBC further released us from all our liabilities and obligations under this facility.

DVB Facility Agreement

On January 25, 2013 we entered into a settlement agreement with, among others, DVB, MCS, the MCS subsidiaries under the under the facility agreement with DVB (the "DVB Facility"), for the sale of the four MCS subsidiaries to a third party entity nominated by DVB. On January 29, 2013, we closed the sale of our 100% MCS ownership interest in the four subsidiaries that owned the Handysize dry bulk carriers Fiesta, Pacific Fantasy, Pacific Fighter and Clipper Freeway. The buyer is a third-party nominee of the lenders under the senior secured credit facility with DVB, as agent. MCS had provided a guarantee under this facility, and in exchange for the sale, approximately $30.3 million of outstanding debt was discharged. In addition, the guarantee provided by MCS was fully released. DVB has also released us from all our liabilities and obligations under the DVB Facility.

Piraeus Bank (ex CPB) Facility Agreement

We had outstanding indebtedness of $138.8 million as of December 31, 2012, under two credit facilities with Cyprus Popular Bank Public Co Ltd ("CPB"), which was based in Cyprus. We have obtained waivers of the breach of certain financial covenants under our credit facilities through December 31, 2013. However as of December 31, 2012, we were not current with loan interest payments.  As a result, an event of default has occurred.

The Cypriot financial crisis, beginning in 2012 and continuing in 2013, has involved the exposure of Cypriot banks to the Greek debt crisis, and efforts to restructure the troubled Cypriot banks. On March 25, 2013, as part of the Cyprus international bail-in plan, Piraeus Bank of Greece has taken over the operations of the Cypriot banks in Greece, including the Greek branches of CPB. We will continue the ongoing negotiations with Piraeus Bank (ex CPB) to amend the terms of the term facility and revolving credit facility loan agreements to enable us to comply with certain covenants on an ongoing basis after the closing of the restructuring described herein.

Due to the transfer of our loan to Piraeus Bank of Greece, the outcome of the restructuring proposal is uncertain.

UOB Facility Agreement

We are in breach of our obligations to pay installments, interest and swap payments relating to the UOB loan facility and as a result, an event of default has occurred. As of the date of this annual report we are negotiating with UOB for an agreement by which UOB will release us from all debt obligations of $38.1 million as of December 31, 2012 in exchange for the sale of either our 100% ownership interest in the MCS subsidiaries under the UOB loan facility or the vessels under the UOB loan facility.

For more information regarding our loan facilities, please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources - Credit Facilities."

While we continue to use our best efforts to complete the restructuring, there can be no assurance that a successful resolution can be reached with our lenders or that the restructuring will be successfully completed.

Additionally, the ultimate accounting impact of the restructuring is unknown and will not be determined until the final terms of the restructuring are reached with UOB and Piraeus Bank (ex CPB). The outcome could negatively impact the trading of our common shares and our ability to remain listed on NASDAQ.

NASDAQ Notifications and Listing under the NASDAQ Capital Market

Our common stock was listed on the NASDAQ Global Market until December 20, 2012. Effective December 21, 2012, the Company transferred its stock listing to the Nasdaq Capital Market and the Company's common stock continues to trade under the symbol "SHIP." Our ability to retain our listing is contingent upon compliance with NASDAQ listing requirements. The listing standards of the NASDAQ Capital Market provide, among other things, that a company may be delisted if the bid price of its stock drops below $1.00 for a period of 30 consecutive business days.

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

On January 24, 2012, we were notified by NASDAQ that we were no longer in compliance with NASDAQ Listing Rule 5450(b)(1)(C) because the market value of the publicly held shares of our common stock for 30 consecutive business days, from December 6, 2011 to January 23, 2012 had been below the minimum $5.0 million market value of publicly held shares requirement for continued listing on the NASDAQ Global Market. This notification had no effect on the listing of the Company's common stock, and the applicable grace period to regain compliance was 180 calendar days, expiring on July 23, 2012.  The Company regained compliance at the end of February 2012, when during the applicable grace period the Company's minimum market value of our publicly held shares was $5.0 million or greater for a minimum of ten consecutive business days.

On June 29, 2012, we were notified by NASDAQ that we were no longer in compliance with NASDAQ Listing Rule 5450(b)(1)(C) because the market value of the publicly held shares of our common stock for 30 consecutive business days, from May 16, 2012 to June 28, 2012 had been below the minimum $5.0 million market value of publicly held shares requirement for continued listing on the NASDAQ Global Market. The applicable grace period to regain compliance was 180 calendar days, expiring on December 26, 2012.  Prior to the expiration of this grace period, we transferred the listing of our common stock to The Nasdaq Capital Market, effective on December 21, 2012. The Company's common stock continues to trade under the symbol "SHIP" and this matter is now closed.

Annual Meeting of Shareholders

At the annual meeting of our shareholders held on September 5, 2012, our shareholders approved and adopted the following proposals: 1) the election of Mr. George Tsimpis and Mr. Dimitris Anagnostopoulos, as Class C Directors to serve until the 2015 Annual Meeting of Shareholders, and 2) the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2012.  The Company's previous independent registered public accounting firm, PricewaterhouseCoopers, S.A. ("PwC"), did not stand for re-election at our annual general meeting of shareholders. See Item 16F, "Change In Registrant's Certifying Accountant."

Equity Incentive Plan

On January 12, 2011 our board of directors adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan, or the Plan. A total of 8,750,000 shares of our common stock were reserved for issuance under the Plan, which is administered by the Compensation Committee of our board of directors.  In May 2012, the total number of shares originally reserved under the Plan was adjusted to 583,334 shares to reflect the Reverse Stock Split. Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our Compensation Committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient's continued service as an employee or a director of the Company, through the applicable vesting date.

On February 16, 2011, the Compensation Committee granted an aggregate of 3,332 restricted shares (as adjusted for the Reverse Stock Split) of our common stock, or the February 2011 Shares, pursuant to the Plan. 2,667 restricted shares of the February 2011 Shares were granted to our two executive directors, and the other 665 restricted shares of the February 2011 Shares were granted to certain of our other employees. All of the February 2011 Shares vest proportionally over a period of three years in equal installments, which commenced on January 10, 2012. The fair value of each February 2011 Share on the grant date was $0.89 and such shares will be expensed over 3 years.

B.            Liquidity and Capital Resources

Our principal source of funds has been our operating cash flow, our borrowing facilities and equity provided by our shareholders. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on our outstanding loan facilities.

We are currently unable to meet our debt repayment obligations. Please see "—Recent Developments—Restructuring of our Indebtedness" above for a discussion of our ongoing effort to restructure our debt.

On January 31, 2012, we completed an equity injection plan with four entities affiliated with the Restis family.  In exchange for $10 million, we issued an aggregate of 4,641,620 of our common shares to the four entities at a price of $2.15442.  The price was determined as the average closing price of the five trading days preceding the execution of the purchase plan.  Following the issuance of the shares and as of the date of this annual report we have 11,959,282 outstanding common shares.

As of December 31, 2012, our liquidity reflected $6.3 million of total cash ($4.3 million of unrestricted cash and $2.0 million of restricted cash), compared to $37.3 million in total cash as of December 31, 2011. Restricted cash at December 31, 2012, does not include an amount of $3.7 million, relating to retention accounts and other compensating cash balances that are not pledged, which we should maintain with the accounts of each of the lending banks. The decrease of $31.0 million was attributable primarily to debt repayment of $98.8 million that was partially offset by proceeds of $58.9 million from the sale of seven vessels and $10.0 million proceeds from the equity injection plan that was completed on January 31, 2012 with the four entities affiliated with the Restis family.

As of December 31, 2012, we had total indebtedness of $208.6 million. Our total indebtedness decreased by $137.8 million or 40%, from $346.4 million as of December 31, 2011. The decrease in our total indebtedness was mainly attributed from vessel sales, proceeds of which were used to reduce outstanding debt, the sale of the BET subsidiary as well as from regular installments during 2012.

As of December 31, 2012, we defaulted under the facility agreements in respect of certain covenants (including, in some cases, the failure to make principal installments and interest payments and the failure to satisfy financial covenants), events of default have occurred and we have classified under current liabilities in the consolidated balance sheet $208.6 million of our long-term debt. Our working capital as of December 31, 2012, consisting of currents assets amounting to $52.1 million and current liabilities amounting to $222.6 million, resulted in a deficit of $170.5 million compared to a working capital deficit of $15.3 million as of December 31, 2011. The deficit increase is mainly attributed to the reclassification of long term debt to current portion.

We are currently engaged in restructuring discussions with our lenders under the defaulted loan facility agreements, the aim of which is to increase liquidity, normalize trade vendor payments and deleverage the company on a going forward basis. As part of the restructuring efforts, we have sold, and expect to continue to sell, vessels or vessel-owning subsidiaries as part of the arrangements with our lenders to reduce and discharge our obligations. During 2012 and up to the date of issuance of this report, we have sold, disposed of or handed control over to our lenders a total of 13 vessels (or the ownership of certain of our vessel-owning subsidiaries). To the extent that we have sold vessels, the sale proceeds have been used to repay the related debt. Proceeds from the sale of additional vessels are expected to be insufficient to fully repay the related debt and, therefore, it is likely that we will continue to have significant debt unless we enter into satisfactory arrangements with our lenders for the discharge of such obligations.

We are currently negotiating with UOB for an agreement by which UOB will release us from all debt obligations of $38 million as of December 31, 2012 under the UOB related facility in exchange for the sale of either our 100% ownership interest in the MCS vessel owning subsidiaries under the UOB loan facility or the vessels under the UOB loan facility.

Additionally, we are currently negotiating with Piraeus Bank (ex CPB) to amend the terms of the term facility and revolving credit facility loan agreements to enable us to comply with certain covenants on an ongoing basis after the closing of the restructuring described herein.

As of December 31, 2012 we had outstanding indebtedness of $138.8 million, for vessels that we expect will remain in our possession after the completion of the restructuring, under two credit facilities with Piraeus Bank (ex CPB), ($94 million relating to term facility and $44.8 million relating reducing revolving credit facility).  The Cypriot financial crisis, beginning in 2012 and continuing in 2013, has involved the exposure of Cypriot banks to the Greek debt crisis, and efforts to restructure the troubled Cypriot banks. On March 25, 2013, as part of the Cyprus international bail-in plan, Piraeus Bank of Greece has taken over the operations of the Cypriot banks in Greece, including the Greek branches of CPB. We will continue the ongoing negotiations with Piraeus Bank (ex CPB) to amend the terms of the term facility and revolving credit facility loan agreements to enable us to comply with certain covenants on an ongoing basis after the closing of the restructuring described herein. Due to the transfer of our loan to Piraeus Bank of Greece, the outcome of the restructuring proposal is uncertain.

While we continue to use our best efforts to complete the restructuring process, there can be no assurance that a successful resolution can be reached and successfully completed.

Our financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might be necessary if we are unable to continue as a going concern. However, there is a material uncertainty related to events or conditions which raises substantial doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our audited financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern.

Derivatives

We had one interest swap agreement as of December 31, 2012, with the following characteristics: from June 10, 2008 for a period of five years through June 10, 2013, for a total notional principal amount of $25.8 million; under the provisions of the agreement we pay a fixed rate of 3.96% and receive the three month LIBOR quarterly.

The market value of the interest swaps was a liability of $0.5 million and $4.4 million as of December 31, 2012 and 2011, respectively.

Cash Flows

Year ended December 31, 2012, as compared to year ended December 31, 2011

Operating Activities:  Net cash provided by operating activities was $2.4 million for the year ended December 31, 2012. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels and unrealized gains and losses on derivatives,

The cumulative effect of adjustments to reconcile net loss to net cash provided by operating activities was a $183.5 million increase for the year ended December 31, 2012 which consisted mainly of the following adjustments:  $147.1 million and $4.4 million of impairment losses on vessels and deferred charges and impairment of goodwill respectively; $15.6 million of depreciation; $15.6 million loss on vessels sale; $3.6 million amortization charges;  $0.5 million from the amortization and write-off of deferred finance fees; and $0.3 million of loss on bad debts. These adjustments were partially offset by a $2.0 million change from the valuation of derivatives and $1.6 million payments for dry-docking and special survey costs.

Furthermore, the cash inflow from operations of $12.7 million for the year ended December 31, 2012, resulted mainly from: a $10.6 million increase in operating expenses liabilities, out of which an amount of $4.2 million is related to BET subsidiary that was sold on December 30, 2012; a $2.4 million increase in accrued expenses; a $2.3 million increase in accounts payable; and a $1.2 million decrease in inventories. This was partially offset by: a $2.0 million increase in other current assets due to claim incidents; a $1.2 million increase in trade receivables; and a $0.6 decrease in deferred revenue

Investing Activities:  For the year ended December 31, 2012, our net cash provided by investing activities was $55.4 million. This cash inflow resulted from proceeds of $58.9 million from the disposal of seven vessels, offset by $3.5 million cash disposed of upon the disposal of BET.

Financing Activities:  For the year ended December 31, 2012, our net cash used in financing activities was $71.3 million. The cash outflow in 2012 resulted from the $98.8 million principal repayments of our debt and was partially offset by the decrease of $17.6 million in restricted cash which was used to pay down debt and the $10.0 million proceeds from the equity injection plan that was completed on January 31, 2012 with the four entities affiliated with the Restis family.

Year ended December 31, 2011, as compared to year ended December 31, 2010

Operating Activities:  Net cash from operating activities totaled $26.4 million for the year ended December 31, 2011, compared to $31.5 million for the year ended December 31, 2010. This decrease is due to the fact that we had lower charter rates and higher operating expenses for the year ended December 31, 2011 as compared to the same period in 2010.

Investing Activities:  The Company had no investing activities for the year ended December 31, 2011. Net cash provided by investing activities totaled $7.9 million for the year ended December 31, 2010, which is primarily cash assumed as part of the acquisition of MCS in 2010.

Financing Activities:  Net cash used in financing activities totaled $62.5 million for the year ended December 31, 2011, as compared to net cash used in financing activities of $49.2 million for the year ended December 31, 2010. The increase is mainly due to debt repayments and prepayments of $53.1 million and $67.9 million during the years ended December 31, 2011 and 2010, respectively, which is partially offset by the proceeds of $28.5 million from the issuance of our common stock in 2010 and an increase in retained restricted cash of $2.2 million in 2011.

Credit Facilities

A long term debt facility of up to $255 million has been provided by Piraeus Bank S.A., of Athens, Greece, the special successor of former Cyprus Popular Bank Public Co Ltd ("CPB"), formerly known as Marfin Popular Bank Public Co Ltd, successor by way of cross-border merger of Marfin Egnatia Bank Societe Anonyme, being available in two facilities as described below. This facility is guaranteed by Seanergy, as corporate guarantor. An arrangement fee of $2.5 million was paid on the draw-down date and is included net of amortization in deferred charges in the accompanying consolidated balance sheet.

Piraeus Bank (ex CPB) Reducing Revolving Credit Facility

As of December 31, 2011, the Company had fully utilized the $48 million of the available reducing revolving credit facility that was provided to partly finance the vessels and to provide corporate liquidity. As per Addendum no. 4, dated January 31, 2012, the Company made a payment of $3.2 million on the outstanding revolving credit facility. As of December 31, 2012, the reducing revolving credit facility amounted to $44.8 million.

The revolving credit facility bears interest at USD LIBOR plus 4.50% and the weighted average interest rate on the revolving credit facility, including the spread, for the years ended December 31, 2012, 2011 and 2010, was approximately 4.92%, 4.26% and 4.06%, respectively. In the event of our failure to pay any amount on the date on which such amount is due and payable, we are obligated to pay default interest on such amount on demand from the date of such default up to the date of actual payment at the per annum rate which is the aggregate of 2% plus applicable margin and LIBOR.

On April 10, 2013, the Company sold the vessel African Oryx for gross proceeds of $4.1 million, which was used to repay part of the outstanding amount under this facility.

Piraeus Bank (ex CPB) Term Facility

Certain vessel acquisitions were financed by Piraeus Bank (ex CPB) by an amortizing term facility equal to $165 million, to partly finance the vessels' aggregate acquisition costs, excluding any amounts associated with an earn-out provision.

As per the amended loan agreement dated June 2, 2010, the term facility bore interest at USD LIBOR plus 3.50% until January 3, 2012. After January 3, 2012, interest was reinstated at USD LIBOR plus 1.5% if the Company's ratio of total assets to total liabilities was greater than 165%, or USD LIBOR plus 1.75% if the ratio was equal or less than 165%. The weighted average interest rate on the term facility, including the spread, for the years ended December 31, 2012, 2011 and 2010, was approximately 4.39%, 3.79% and 3.55%, respectively. In the event of our failure to pay any amount on the date on which such amount is due and payable, we are obligated to pay default interest on such amount on demand from the date of such default up to the date of actual payment at the per annum rate which is the aggregate of 2% plus applicable margin and LIBOR.

The Piraeus Bank (ex CPB) Facility includes covenants, among others, that require the borrowers and the corporate guarantor, Seanergy, to maintain vessel insurance value for an aggregate amount greater than the vessels' aggregate market value or an amount equal to 130% of the aggregate of (a) the outstanding amount under both the revolving credit and term facilities and (b) the amount available for drawing under the revolving facility. The vessels' insurance value is required to include as a minimum coverage for hull and machinery, war risk and protection and indemnity insurance, $1 billion for oil pollution and for excess oil spillage and pollution liability insurance. In addition, mortgagees' interest insurance on the vessels is required with the insured value to be at least 110% of the aggregate of the revolving credit and term facility.

On January 31, 2012, the Company entered into an Addendum no. 4 for the amendment of certain terms of its Facility agreement with Piraeus Bank (ex CPB). In accordance with the Addendum 4 conditions precedent, we made a prepayment of $3.2 million related to the revolving credit facility. The amendments include (i) the extension of the Facility's maturity date from September 2015 to December 2018, (ii) principal installment payment holiday for 2012, and amendment of the amortization schedule for 2013 onwards, (iii) waiver of all financial covenants as of December 31, 2011 (iv) waiver of all financial covenants (including the security margin) for the period commencing from January 1, 2012 through December 31, 2013, and (v) amendment of the financial undertakings and the security margin to apply from 2014 onwards. Furthermore, with respect to the term loan, the applicable margin has been increased by 50 basis points to 4.00% starting from February 1, 2012; and the repayment installments are due on June 25, 2013 and December 25, 2013, and thereafter each of the twenty dates falling at consecutive quarterly intervals. Furthermore, with respect to the revolving credit facility, the applicable margin has been increased by 50 basis points to 4.50% starting from February 1, 2012, installment payments under the revolving credit facility were deferred to December 2018 and any surplus of funds greater than $5 million over requirements associated with the operation and maintenance of the vessels during each fiscal quarter will be applied to the prepayment of the revolving credit facility.

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

The financial covenants listed above were to be tested on a quarterly basis.  As per the amended loan agreement dated January 31, 2012, the above financial covenants have been waived until and including December 31, 2013.

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

In addition to these financial covenants, we must also ensure that certain members of the Restis family, who are affiliates of our major shareholders, and the family of our former chairman Mr. George Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital. A violation of this covenant constitutes an event of default under our credit facility and would provide Piraeus Bank (ex CPB) with various remedies.

On February 15, 2012, we sold the vessel African Zebra for gross proceeds of $4.1 million, of which $4 million was used to repay part of the outstanding amounts under this facility. Following such repayment, the remaining outstanding balance of the facility is repayable in twenty two installments with a balloon payment equal to $50.8 million  due concurrently with the final installment in December 2018.

As of December 31, 2012, the Company has defaulted on aggregate interest payments of $1.6 million on both facilities of Piraeus Bank (ex CPB). In addition, events of default have occurred under the Piraeus Bank (ex CPB) facility as a result of among other things, such payment defaults and the borrowers having become insolvent. To date, the Company has not obtained waivers of these defaults from the lenders. The Company is currently in negotiations to amend the terms of the loan agreement with Piraeus Bank (ex CPB) to enable the Company to comply with certain covenants on an ongoing basis. There are no assurances the Company will be able to complete such an agreement.

The credit facility is secured by a first priority or preferred ship mortgage on five vessels of the Company's fleet, assignment of all freights, earnings, insurances and requisition compensation. The lenders may also require additional security in the event the Company breaches certain covenants under the credit facility.

Citibank Loan Facility

The vessels owned by BET had been financed with the proceeds of a loan facility from Citibank International plc ("Citibank"), as agent for a syndicate of banks and financial institutions.

The applicable margin was USD LIBOR plus 3.00% per annum as per Fifth Supplemental Agreement dated February 7, 2012. The weighted average interest rate on the Citibank loan facility, including the spread, for the period ended December 30, 2012 and for the years ended December 31, 2011 and 2010, was approximately 3.49%, 2.30% and 1.94%, respectively.

During the year ended December 31, 2012, the Company sold the vessel BET Scouter, BET Fighter, BET Intruder and BET Prince, the latter at IMI's initiative, for gross aggregate proceeds of $34.4 million. All the proceeds from the disposals were used to repay part of the outstanding amounts under this facility.

On December 30, 2012, the Company completed the sale of its 100% ownership interest in BET to IMI together with all its liabilities under the Citibank Facility.

MCS Loan Agreements

HSBC loan facility

The loan facility, with HSBC as agent, was used to partly finance the cost of acquisition of two vessels. Following a supplemental agreement dated May 21, 2010 and prepayment of $7.6 million, the remaining loan amounts were repayable in thirteen quarterly installments plus balloon payments through July 2013.

The applicable margin was USD LIBOR plus 3.25% per annum until July 21, 2012 and thereafter was USD LIBOR plus 2.75% per annum unless there was breach of the compliance of the security requirement or there was an event of default under the loan agreement.

On September 4, 2012, MCS obtain a waiver letter for the period until December 31, 2012, whereby HSBC agreed to waive any default which had occurred or would occur under the HSBC Facility. On October 15, 2012 and December 4, 2012, we successfully sold the vessels Clipper Grace and Clipper Glory, respectively, with gross sale proceeds of $22.5 million. Part of the sale proceeds of $17.1 million were applied towards the full and final satisfaction of all liabilities owed to HSBC. HSBC has also released us from all the liabilities and obligations under the HSBC Facility.

DVB loan facility

The loan facility with DVB, as agent, was used to partly finance the cost of the acquisition of four vessels through one senior and one junior facility. The loan was repayable in sixteen quarterly installments plus balloon payment through October 2015. On January 2012, we prepaid the entire balloon of $6.8 million related to Maritime Freeway Shipping Limited and a portion of the balloon related to Maritime Fiesta Shipping Limited, an amount of $1.4 million.

The applicable margin was USD LIBOR plus 2.10% per annum on the senior loan and USD LIBOR plus 4.90% per annum on the junior loan.

As of December 31, 2012, we were in breach with the security value covenant under the DVB loan facility and on January 25, 2013, we entered into a settlement agreement with DVB, for the sale of the four vessel-owning subsidiaries to a third party entity nominated by DVB. We successfully closed the sale of the vessel owning subsidiaries on January 29, 2013 and the outstanding debt was discharged. DVB also released us from all the liabilities and obligations under the DVB Facility Agreement.  As of December 31, 2012 the outstanding debt was classified as current.

UOB loan facility

The loan facility, with UOB, was used to partly finance the cost of the acquisition of three vessels. The remaining balance of the subordinated debt as of December 31, 2012 of $10.8 million is repayable up to the final balloon payment date of the original UOB loan facility. The remaining loan amounts as of December 31, 2012 are repayable in quarterly installments plus balloon payments through May 2016.

The applicable margin is USD LIBOR plus 2.50% per annum in relation to the senior loan and USD LIBOR plus 3.50% per annum in relation to the subordinated loan. In the event of our failure to pay any amount on the date on which such amount is due and payable, we are obligated to pay default interest on such amount on demand from the date of such default up to the date of actual payment at the per annum rate which is the aggregate of 2% plus applicable margin and LIBOR.

As of December 31, 2012, we were in breach with certain covenants under the UOB loan facility, including the failure to make principal installments, interest and interest swap payments and the failure to satisfy minimum liquidity reserves and mandatory term deposit undertaking. In addition, events of default have occurred under the UOB facility agreement as a result of, among other things, such failures and because our liabilities exceed the value of our assets, however the lender has not taken action to accelerate the UOB senior loan. We are currently in discussions with the lender as part of the restructuring effort. To date, we have not obtained waivers of these defaults from UOB. As of December 31, 2012 the outstanding debt was classified as current.

The UOB loan facility is secured by the following: first priority mortgages on each of the MCS vessels; MCS guaranties on each of the loans; a general assignment or deed of covenant of any and all earnings, insurances and requisition compensation of each of the vessels; pledges over the earnings accounts and retention accounts held in the name of each borrower and undertakings by the technical managers of the MCS vessels, among others. Under the UOB loan agreement, no other person other than the Restis family or affiliated companies with the Restis family or Seanergy may become the beneficial owner of more than 30% of MCS's issued voting share capital. In addition, under the UOB loan agreement, the MCS subsidiaries are subject to operating and financial covenants that may affect MCS's business. These restrictions may, subject to certain exceptions, limit the MCS subsidiaries' ability to engage in many of the activities listed above. Under the UOB loan, the aggregate market value of the underlying vessels may not be less than 133% of the outstanding amount of the UOB senior loan. If the market value of the vessels is less than this amount, the MCS subsidiaries must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders, and a portion of the debt may be required to be classified as current. As of the date of this annual report we are in breach of this security value requirement.

The ship security documents include covenants, among others, that require the borrowers to maintain vessel insurance for an aggregate amount equal to the greater of the vessels' aggregate market value or an amount equal to 120 of the UOB loan as described above. The relevant covenant in the UOB loan takes effect after December 31, 2012. The vessels' insurance is to include as a minimum cover fire and usual marine risks, war risk and protection and indemnity insurance, and oil pollution. In addition, the borrowers agree to reimburse the mortgagee for mortgagees' interest insurance on the vessels in an amount of 110%of the outstanding amount under the loan of UOB.

In addition, if a vessel is sold or becomes a total loss, MCS is required to repay such part of the loan as is equal to the greater of the relevant amount for such vessel, or such amount as is necessary to maintain compliance with the relevant minimum security covenant in the loan agreements.

We are currently negotiating with UOB for an agreement by which UOB will release us from all debt obligations under the UOB related facility in exchange for the sale of either 100% ownership interest in the three MCS subsidiaries which are the borrowers under the UOB loan facility or the vessels under the facility. There can be no assurance that we will be able to complete such documentation on these terms or at all.

Debt Repayment and Terms

All of the outstanding debt of $208.6 million is classified as current as of December 31, 2012, for the reasons discussed above.

Capital Requirements

Our capital expenditures relate to the routine drydocking of our vessels.

The following table summarizes our next anticipated surveys, as of December 31, 2012:

Vessel	Next Scheduled Survey	Estimated Cost
African Oryx	Apr 2013	$800,000
Bremen Max	May 2013	$1,750,000
Davakis G.	May 2013	$500,000
African Glory	Jun 2013	$650,000
Delos Ranger	Aug 2013	$50,000
African Joy	Oct 2013	$700,000
Hamburg Max	Feb 2014	$1,750,000
Asian Grace	May 2014	$750,000

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

F.            Tabular Disclosure of Contractual Obligations

The following tables summarize our contractual obligations as of December 31, 2012, based on the contractual terms of the loan agreements and rental arrangements. The table reflects the potential acceleration due to non-compliance with covenant terms of our loan agreements.

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt	$208,649	$208,649	$-	$-	$-
Interest expense (1)	$8,389	$8,389	$-	$-	$-
Office rent (2)	$528	$462	$66	$-	$-
Total	$217,566	$217,500	$66	$-	$-

1.
The Piraeus Bank (ex CPB) revolving facility bears interest at LIBOR plus a spread of 4.5%. The Piraeus Bank (ex CPB) term facility bears interest at LIBOR plus a spread of 4.0%. The UOB senior term facility bears interest at LIBOR plus a spread of 2.50% and the UOB subordinated term facility bears interest at LIBOR plus a spread of 3.50%. The DVB senior facility bears interest at LIBOR plus a spread of 2.10% and the DVB junior facility bears interest at LIBOR plus a spread of 4.90%. On January 25, 2013, MCS entered into a settlement agreement with inter alios, DVB and the MCS subsidiaries under the facility agreement with DVB, for the sale of the four MCS subsidiaries to a third party entity nominated by DVB. The Company successfully closed the sale of the subsidiaries on January 29, 2013 and the outstanding debt was discharged. DVB also released the Company from all the liabilities and obligations under the DVB Facility Agreement.

2.
The office rent reflects our agreement with Waterfront S.A. for the rent of our executive offices. The initial lease term is from November 17, 2008 to November 16, 2011. Seanergy has the option to extend the term until February 28, 2014. The monthly lease payment is EUR 42,000. As of December 20, 2010, the monthly lease payment was amended to EUR 35,000 and as of January 1, 2012 the monthly lease payment was amended to EUR 25,000. The monthly payment due under the office rent in U.S. dollars has been computed by using the Euro/U.S. dollar exchange rate as of December 31, 2012, which was €1.00:$1.3193. The office rent also includes the rent for the office of MCS in Hong Kong. The MCS offices were relocated in 2011. The monthly payment under the old tenancy agreement was HK$ 688,680 per month. The monthly payment under the new tenancy agreement is HK$ 95,600 until the expiration of the agreement on May 8, 2013. The monthly payment due under the office rent in Hong Kong dollars has been computed by using the U.S. dollar/ HK dollar exchange rate as of December 31, 2012, which was $1.00:HK$ 7.7503.

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

Name	Age	Position	Director Class
Dale Ploughman	65	Chairman of the board of directors	B (term expires in 2014)
Stamatis Tsantanis	40	Chief Executive Officer and Director	A (term expires in 2013)
Christina Anagnostara	41	Chief Financial Officer and Director	B (term expires in 2014)
Elias Culucundis	69	Director	A (term expires in 2013)
Dimitris Anagnostopoulos	65	Director	C (term expires in 2015)
George Tsimpis	66	Director	C (term expires in 2015)
Biographical information with respect to each of our directors and executive officers is set forth below.

Dale Ploughman has served as a member of our board of directors since May 20, 2008, as our Chief Executive Officer from May 2008 until October 1, 2012 and as the Chairman of our board of directors since July 21, 2010. He has over 48 years of shipping industry experience. From 1999 until 2011, Mr. Ploughman had been the chairman of the Bahamas Ship Owners Association, and from 2000 to 2005 he was the chairman of South African Marine Corporation (Pty) Ltd., a dry bulk shipping company based in South Africa. In addition, from 2005 to 2010, Mr. Ploughman served as president, chief executive officer and director of Golden Energy Marine Corp. Mr. Ploughman also served as president and chief executive officer of numerous private shipping companies controlled by members of the Restis family. From 1989 to 1999, Mr. Ploughman was the president of Great White Fleet, a fleet owned by Chiquita Brands International Inc., which was one of the largest shipping carriers to and from Central America. Mr. Ploughman has previously worked as president and chief executive officer of Lauritzen Reefers A.S., a shipping company based in Denmark, the managing director of Dammers and Vander Hiede Shipping and Trading Inc., a shipping company based in the Netherlands and as the chairman of Mackay Shipping, a shipping company based in New Zealand. He holds degrees in Business Administration and Personnel Management and Master's level Sea Certificates and was educated at the Thames Nautical Training College, HMS Worcester.

Stamatis Tsantanis has been a member of our board of directors and our chief executive officer since October 1, 2012. Mr. Tsantanis brings more than 14 years of experience in shipping and finance and held senior management positions in prominent shipping companies. Prior to joining us, from September 2008 he served as Group Chief Financial Officer of Target Marine S.A. and was responsible for its corporate and financial strategy. Mr. Tsantanis previously served as the Chief Financial Officer and as a Director of Top Ships Inc. from its initial public offering and listing on NASDAQ in 2004 until September 2008. Prior to that, he was an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active role in a number of shipping corporate finance transactions. Mr. Tsantanis holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, and a Bachelors degree in Shipping Economics from the University of Piraeus.

Christina Anagnostara has served as our chief financial officer since November 17, 2008 and as a member of our board of directors since December 2008. Prior to joining us, she served as chief financial officer and a board member for Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange, or AIM, since February 2007. Between 1999 and 2006, she was a senior manager at EFG Audit & Consulting Services, the auditors of the Geneva-based EFG Group, an international banking group specializing in global private banking and asset management. Prior to EFG Group, she worked from 1998 to 1999 in the internal audit group of Eurobank EFG, a bank with a leading position in Greece; and between 1995 and 1998 as a senior auditor at Ernst & Young Hellas, SA, Greece, the international auditing firm. Ms. Anagnostara studied Economics in Athens and is a Certified Chartered Accountant since 2002.

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

On November 30, 2009, we announced the resignations of Messrs. Ioannis Tsigkounakis and Alexander Papageorgiou from our board. On May 20, 2010 and on July 20, 2010, Mr. Alexis Komninos and Mr. George Koutsolioutsos, respectively, resigned from our board. Following these resignations, the Board determined to reduce its size from thirteen to nine members. On November 17, 2010 and November 22, 2010, Messrs. Kostas Koutsoubelis and Kyriakos Dermatis, respectively, resigned from our board, and the Board determined at the time to reduce its size from nine to seven members. On May 11, 2012 we announced the resignations of Mr. George Taniskidis and Mr. Dimitris Panagiotopoulos. On October 1, 2012 we announced that Mr. Dale Ploughman stepped down as Chief Executive Officer and Mr. Stamatis Tsantanis was appointed as Chief Executive Officer and Director of the Company. Mr. Ploughman has remained as our Chairman and Director.

 No family relationships exist among any of the directors and executive officers.

B.            Compensation

For the year ended December 31, 2012, we paid our executive officers and directors aggregate compensation of $1.2 million. Our executive officers are employed by us pursuant to employment and consulting contracts.

Each member of our board of directors received a fee of $40,000 per year. In addition, each member of the Shipping Committee received a fee of $60,000 per year. Effective October 1, 2012, the board of directors reduced by 15% the fees of the Board and the Shipping Committee. The aggregate director fees paid by us for the years ended December 31, 2012, 2011 and 2010 totaled $403,000, $460,000 and $568,000, respectively.

C.            Board Practices

Our board of directors has an audit committee, a compensation committee, a nominating committee and a shipping committee. Our board of directors has adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Messrs. Dimitris Anagnostopoulos, Elias Culucundis and George Tsimpis. Our board of directors has determined that the members of the audit committee meet the applicable independence requirements of the Commission and the NASDAQ Marketplace Rules. Our board of directors has determined that Mr. Dimitris Anagnostopoulos is an "Audit Committee Financial Expert" under the Commission's rules and the corporate governance rules of the NASDAQ Capital Market.

The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee by NASDAQ and the Commission). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of Messrs. Dimitris Anagnostopoulos, Elias Culucundis and George Tsimpis, each of whom is an independent director. The compensation committee reviews and approves the compensation of our executive officers.

Nominating Committee

Our nominating committee consists of Messrs. Elias Culucundis, Dimitris Anagnostopoulos and George Tsimpis, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

Shipping Committee

We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance in order to accelerate the pace of our decision making in respect of shipping business opportunities, such as the acquisition of vessels or companies. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that our directors bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors. The shipping committee consists of three directors. In accordance with the Amended and Restated Charter of the Shipping Committee, two of the directors on the shipping committee are nominated by the Restis affiliate shareholders and one of the directors on the shipping committee is nominated by a majority of our board of directors and is an independent member of the board of directors. The members of the shipping committee are Mr. Dale Ploughman and Ms. Christina Anagnostara, who are the Restis affiliate shareholders' nominees, and Mr. Elias Culucundis, who is the Board's nominee.

In order to assure the continued existence of the shipping committee, our board of directors has agreed that the shipping committee may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less than 80% of our board of directors. In addition, the duties of our chief executive officer, who is currently Mr. Tsantanis, may not be altered without a similar vote. These duties and powers include voting the shares of stock that Seanergy owns in its subsidiaries. In addition to these agreements, we have amended certain provisions in its articles of incorporation and by-laws to incorporate these requirements.

As a result of these various provisions, in general, all shipping-related decisions will be made by the Restis family appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the shipping committee.

D.           Employees

We currently have two executive officers, Mr. Stamatis Tsantanis, our chief executive officer, and Ms. Christina Anagnostara, our chief financial officer. In addition, we employ Ms. Theodora Mitropetrou, our general counsel, and a support staff of fourteen employees. In addition, EST, M/S Fleet and Wallem are responsible for identifying, screening and recruiting, directly or through crewing agents, the seafarers that crew the vessels in our fleet.

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

B.            Related Party Transactions

BET Sale

As of December 30, 2012, after entering into a share purchase agreement with IMI, a company controlled by members of the Restis family, we completed the final documentation for the sale of our 100% interest in BET for a nominal consideration. The sale was treated as a transaction between entities under common control, and as such, the transaction was recorded at historical carrying values on the date of sale and no gain or loss was recognized.

Share Purchase Agreement

On January 31, 2012, we completed an equity injection plan with four entities affiliated with the Restis family.  In exchange for $10 million, we issued an aggregate of 4,641,620 of our common shares to the four entities at a price of $2.15442.  The price was determined as the average closing price of the five trading days preceding the execution of the purchase plan.  Following the issuance of the shares and as of the date of this annual report we have 11,959,282 outstanding common shares.

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

Registration Rights

2010 Secondary Public Offering - Concurrent sale of shares to shareholders affiliated with the Restis family

With respect to the additional 277,778 shares of common stock purchased in February 2010 by the four of the Company's major shareholders affiliated with the Restis family, the Company entered into a Registration Rights Agreement on March 26, 2010. Pursuant to such Registration Rights Agreement, the Company filed a registration statement on Form F-3 (File No. 333-166697) with the Commission on May 10, 2010 registering the resale of the 277,778 shares.

Shares issued under the acquisition of the remaining 49% of MCS

On September 15, 2010, in relation to the 1,650,794 shares in connection with the acquisition of the remaining 49% of MCS, the Company entered into a Registration Rights Agreement. Pursuant to such Registration Rights Agreement, on or prior to the 120th day following the closing date of the public offering the Company filed a registration statement with the Commission registering the resale of the 1,650,794 shares. The Company filed with the Commission the Registration Statement on Form F-3 (File No. 333-169813) on October 7, 2010, which was further amended by Amendment No. 1 and 2, was declared effective on November 12, 2010.

Shares issued under the acquisition of the remaining 50% of BET

On October 22, 2010, in relation to the 1,650,794 shares in connection with the acquisition of the remaining 50% of BET, the Company entered into a Registration Rights Agreement. Pursuant to such Registration Rights Agreement, the Company filed on October 29, 2010 an Amendment No. 1 to the previously filed Form F-3 with No. 333-169813 registering the resale of the 1,650,794 shares issued from the BET acquisition, which was further amended by an Amendment No. 2 filed on November 9, 2010 and which was declared effective on November 12, 2010.

2012 Equity Injection shares

On January 4, 2012, we entered into a registration rights agreement in connection with a share purchase agreement, discussed above, under which we sold 4,641,620 of our common shares to United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc., which are all companies affiliated with the Restis family, for $10 million.  The common shares were sold at a price of $2.15442, which was the average closing price of our common shares for the five trading days preceding the execution of the share purchase agreement.  Pursuant to the registration rights agreement, we filed a registration statement on Form F-1 with the Commission on March 29, 2012 (file no. 33-180444), which was withdrawn with effective date July 16, 2012.

Management Agreement

Under the terms of the management agreement entered into by EST, a company controlled by members of the Restis family, as manager of the initial fleet of six vessels owned by our subsidiaries (which now consists of four vessels following the sale of the African Zebra and African Oryx), with Seanergy Management, and EST, as manager of all vessels owned by Seanergy, and BET (our former subsidiary), EST performs certain duties that include general administrative and support services necessary for the operation and employment of all vessels owned by all subsidiaries of Seanergy and BET (our former subsidiary), including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to our instructions, sale and purchase of vessels.

Brokerage Agreement

Under the terms of the brokerage agreements entered into by Seanergy Management, with Safbulk, a company controlled by members of the Restis family, Safbulk provides commercial management services for our initial fleet of six vessels (which now consists of four vessels following the sale of the African Zebra and the African Oryx) and provided commercial management for the BET vessels, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management and BET, as the case may be. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The brokerage agreement with Safbulk is expiring in May 2013 and the brokerage agreement with Safbulk Maritime was automatically renewed until August 2013. With the sale of BET, the BET fleet has been divested since December 31, 2012.

Time Charters with Swissmarine

Pursuant to charter party agreements dated June 16, 2011, each of the BET Fighter and BET Scouter were chartered to Swissmarine for a period of about 11 to about 13 months, at a gross daily rate equal to the adjusted time charter average of the Baltic Capesize Index. Seanergy has a right to convert this to a fixed daily rate throughout the life of the contract, subject to the charterer's mutual consent. Pursuant to charter party agreement dated June 16, 2011, the BET Intruder was chartered to Swissmarine for a period of about 11 to about 13 months, at a gross daily rate of $12,250. Pursuant to a charter party agreement dated October 7, 2011, the BET Prince was chartered to Swissmarine for a period of about 11 to about 13 months, at a gross daily rate equal to the adjusted time charter average of the Baltic Capesize Index. Seanergy has a right to convert this to a fixed daily rate throughout the life of the contract, subject to the charterer's mutual consent. All charter rates for the BET fleet with Swissmarine were inclusive of a commission of 1.25% payable to Safbulk Maritime commercial broker and 3.75% to Swissmarine as charterer. With the sale of BET, the BET fleet has been divested since December 31, 2012.

Consultancy Agreement

On August 9, 2012, Seanergy Management entered into an addendum to the agreement with C.K.A. Company S.A., a related party entity incorporated in the Marshall Islands, which was dated December 15, 2008, for the termination of the services. On August 9, 2012 Seanergy Management entered into a consultancy agreement with Belgraive Services Ltd. for the services of the individual who serves as the Chief Financial Officer of the Company, on the same terms with the previous agreement. The agreement is for $220,000 per annum, payable monthly on the last working day of every month in 12 installments. The agreement may be terminated by either party on six-months notice.

Commercial Real Estate Sublease Agreement

We lease our executive office space in Athens, Greece pursuant to the terms of a sublease agreement between Seanergy Management and Waterfront S.A., a company affiliated with a member of the Restis family. The initial sublease fee is EUR 504,000 per annum, or EUR 42,000 per month. The initial term is from November 17, 2008 to November 16, 2011. We have the option to extend the term until February 28, 2014. On December 20, 2010 we entered into an amendment which provides that for the remaining of the term of the sublease agreement the sublease fee will be EUR 35,000 per month and on January 1, 2012 we entered into an amendment which provides that for the remaining of the term of the sublease agreement the sublease fee will be EUR 25,000 per month. Seanergy Management has been granted Ministerial Approval (issued in the Greek Government Gazette) for the establishment of an office in Greece under Greek Law 89/67 (as amended).

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.                FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

On December 30, 2010, certain of our shareholders who are resident in Greece (including Mr. George Koutsolioutsos, the former Chairman of the Board of the Company) brought suit in the First Instance Court of Athens against certain other shareholders of the Company and other individuals who are resident in Greece, including our Chairman and CFO. Neither we nor any of our subsidiaries is named as a defendant. The complaint alleges that the defendants engaged in willful unlawful conduct under Greek law and that the plaintiffs sustained losses therefrom, including diminution in the value of their shares in the Company and reputational damage. The defendants have advised us that they do not believe the action has merit, and that they intend to vigorously defend it. The presiding judge, at the court hearing on November 28, 2012, decided the continuance of the trial on December 11, 2014.

Dividend Policy

We had initially expressed an intent to pay dividends in the aggregate amount of $1.20 per common share on a quarterly basis during the one-year period commencing with the second full quarter following the initial closing of the acquisition of the six vessels that composed our initial fleet, which was the quarter ending March 31, 2009. We have, however, determined to temporarily suspend the payment of any dividends based on restrictions imposed on us by Piraeus Bank (ex CPB). We have not yet determined when any dividend payments will be resumed, if at all. In the event we determine to resume any dividend payments, under the terms of the waiver obtained with respect to our loan facilities' security margin clause, the written approval of Piraeus Bank (ex CPB) will be required before the payment of any dividends. The declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be in the discretion of our board of directors and be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions, and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

B.            Significant Changes

See "Item 5 – Operating and Financial Review and Prospects – Recent Developments."

ITEM 9.                THE OFFER AND LISTING

A.            Offer and Listing Details

Our shares of common stock are currently listed on the NASDAQ Capital Market under the symbol "SHIP."

The table below sets forth the high and low closing prices for each of the periods indicated for our shares of common stock on the American Stock Exchange, the NASDAQ Global Market, or the NASDAQ Capital Market as adjusted for the 15-for-1 reverse stock split effective June 24, 2011. Seanergy Maritime's shares of common stock were originally listed on the American Stock Exchange. On October 15, 2008, Seanergy Maritime's shares of common stock commenced trading on the NASDAQ Global Market. Following the dissolution of Seanergy Maritime, our shares of common stock started trading on the NASDAQ Global Market on January 28, 2009. On December 21, 2012, Seanergy Maritime's shares of common stock commenced trading on the NASDAQ Capital Market.

	High	Low

For the Fiscal Year Ended December 31, 2008	$150.00	$64.95
For the Fiscal Year Ended December 31, 2009	$80.25	$43.95
For the Fiscal Year Ended December 31, 2010	$44.85	$13.50
For the Fiscal Year Ended December 31, 2011	$14.84	$2.06
For the Fiscal Year Ended December 31, 2012	$4.23	$1.09

For the Quarter Ended
March 31, 2011	$14.83	$9.18
June 30, 2011	$9.30	$4.95
September 30, 2011	$5.90	$3.00
December 31, 2011	$3.57	$2.06
March 31, 2012	$4.23	$2.15
June 30, 2012	$4.04	$1.97
September 30, 2012	$2.30	$1.66
December 31, 2012	$1.90	$1.04

	High	Low

For the Month Ended
October 2012	$1.90	$1.53
November 2012	$1.64	$1.21
December 2012	$1.39	$1.04
January 2013	$2.46	$1.13
February 2013	$2.20	$1.95
March 2013	$2.10	$1.49
April 1, 2013 through April 25	$2.04	$1.38

B.            Plan of Distribution

Not applicable.

C.            Markets

Our common stock trades on the NASDAQ Capital Market under the symbol "SHIP."

D.            Selling Shareholders

Not applicable.

E.             Dilution

Not applicable.

F.             Expenses of the Issue

Not applicable.

ITEM 10.              ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

Articles of Incorporation

Our amended and restated articles of incorporation and our amended and restated bylaws have been filed in the Annex to Seanergy Maritime's proxy statement filed with the Commission on Form 6-K on July 31, 2008. The information contained in these exhibits is incorporated by reference herein.  Our second amended and restated bylaws have been filed with the Commission on Form 6-K on July 20, 2011.

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in the section titled "Description of Capital Stock" in our Registration Statement on Form F-3 (Registration No. 333-169813), declared effective by the Commission on November 12, 2010, and incorporated by reference herein.

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

If you are not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a "Non-U.S. Holder." The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading "United States Federal Income Taxation of Non-U.S. Holders."

This summary is based on the U.S. Internal Revenue Code of 1986. as amended, or the Code, its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

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

United States Federal Income Tax Consequences

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, constitutes income from sources within the United States, which we refer to as "U.S.-Source Gross Transportation Income" or "USSGTI."

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

In the absence of exemption from tax under Section 883 of the Code, our USSGTI would be subject to a 4% tax imposed without allowance for deductions as described below.

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

As discussed in more detail below, we believe that we satisfied the Publicly-Traded Test for our 2012 taxable year since, on more than half the days the days of the taxable year, our common shares were primarily and regularly traded on an established securities market in the United States, namely the NASDAQ Global Market up to December 20, 2012.

The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Our common stock, our sole class of our issued and outstanding stock, was "primarily traded" on the NASDAQ Global Market up to December 20, 2012 and, effective December 21, 2012, on the Nasdaq Capital Market, which are both established securities markets for these purposes.

The regulations also require that our stock be "regularly traded" on an established securities market. Under the regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." Our common stock, our sole class of issued and outstanding stock, was listed on the NASDAQ Global Market up to December 20, 2012 and is now listed on the NASDAQ Capital Market.  Accordingly, we will satisfy this listing requirement.

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

Based on our Schedule 13G and 13D filings for the 2012 taxable year, we believe that we triggered the Closely-Held Rule for the 2012 taxable year.  Although we believe that the status of our 5% Shareholders as "qualified shareholders" makes us eligible for the exception to the Closely-Held Rule, to qualify for the benefits of Section 883 our 5% Shareholders, and each intermediary in the chain of ownership, would have to provide us with certain beneficial ownership and intermediary statements substantiating the 5% Shareholders' beneficial ownership and status as "qualified shareholders." The Company expects to obtain the required statements from 5% Shareholders who own collectively more than 50% of shares of the Company.  Thus, we expect to meet the requirement of the exemption to the Closely-Held Rule for the 2012 taxable year.  Due to the factual nature of the issues involved, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for the 2012 or any future taxable year.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our USSGTI, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, otherwise referred to as the "4% Tax." Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% Tax.

To the extent the benefits of the Section 883 exemption are unavailable and our USSGTI is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

United States Tax Taxation Related to the BET Fleet

As further described in "Item 4. Information on the Company – A. History and Development of the Company" of this annual report, on August 12, 2009, we closed on the acquisition of a 50% controlling interest in BET from Constellation Bulk Energy Holdings, Inc., and on October 22, 2010, we purchased the remaining 50% non-controlling interest in BET from Mineral Transport. Concurrent with our August 12, 2009 acquisition of a 50% interest in BET, BET and its ship-owning subsidiaries requested and received the IRS' permission to make a check-the-box election after the fact as if the check-the-box election was made at the formation of BET. Without this check-the-box election, the USSGTI of each ship-owning corporation in the BET fleet would have been subject to the 4% Tax on its USSGTI for the 2008 and 2009 tax years since the ship-owning corporations would not otherwise qualify for Section 883 relief under the Section 883 regulations. Our ability to obtain a Section 883 exemption for our 50%, and subsequently 100%, interests in the USSGTI generated by operation of the BET fleet depends on our ability to qualify for the benefits of the Section 883 exemption for each of the relevant tax years as further discussed above in this section.   On June 21, 2010 and August 6, 2010 the IRS granted BET's and its ship-owning subsidiaries' requests to make retroactive check-the-box elections, effective as of the date of their respective incorporations.  With the grant of BET's and its ship-owning subsidiaries' requests as described above, we were able to qualify for the benefits of the Section 883 exemption for each of these taxable years.

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

Dividends paid on common shares to a U.S. Holder which is an individual, trust, or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholders at preferential U.S. federal income tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Market on which the common shares were listed and the Nasdaq Capital Market on which the common shares are currently listed); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) certain other conditions are met.

Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Special rules may apply to any ''extraordinary dividend''—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis in a common share—paid by us. If we pay an ''extraordinary dividend'' on our common stock that is treated as ''qualified dividend income,'' then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's net investment income for the taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000).  A U.S. Holder's net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our common stock.  This tax is in addition to any income taxes due on such investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common stock.

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

F.             Dividends and paying agents

Not applicable.

G.            Statement by experts

Not applicable.

H.            Documents on display

We file annual reports and other information with the Commission. You may inspect and copy any report or document we file, including this annual report and the accompanying exhibits, at the Commission's public reference facilities located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the Commission at 1-800-SEC-0330, and you may obtain copies at prescribed rates.  Our SEC filings are also available to the public at the website maintained by the Commission at http://www.sec.gov, as well as on our website at http://www.seanergymaritime.com. This web address is provided as an inactive textual reference only. Information on our website does not constitute a part of this annual report.

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Investor Relations, Seanergy Maritime Holdings Corp., 1-3 Patriarchou Grigoriou Street, 166 74 Glyfada, Athens, Greece, telephone number 011 30 210 8931507 or facsimile number 011 30 210 9638450.

I.              Subsidiary information

Not applicable.

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are subject to interest-rate risk relating to the floating-rate interest on our credit facilities with Piraeus Bank (ex CPB) and UOB, and were subject to interest rate risk with respect to our credit facilities with Citibank, DBV and HSBC, prior to the release of our liabilities under those facilities. Each of these facilities bears interest at LIBOR plus a spread. For the year ended December 31, 2012, the weighted average interest rate was 4.92%, 4.39% and 3.49% for the Piraeus Bank (ex CPB) revolving facility, the Piraeus Bank (ex CPB) term facility and the Citibank term facility, respectively. For the DVB, HSBC and UOB term facilities respectively, the weighted average interest rate was 3.12%, 3.23% and 3.24% for the year ended December 31, 2012. A 1% increase in LIBOR would have resulted in an increase in interest expense for the twelve months ended December 31, 2012, of approximately $0.5 million, $1.0 million and $0.7 million on the Piraeus Bank (ex CPB) revolving credit facility, the Piraeus Bank (ex CPB) term facility and the Citibank term facility, respectively. A 1% increase in LIBOR would have resulted in an increase in interest expense for the twelve months ended December 31, 2012, of approximately $0.4 million, $0.2 million and $0.4 million on the DVB, HSBC and UOB facilities, respectively.

For a description of our derivatives, see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Derivatives."

Interest Rate Swaps

We are exposed to interest rate fluctuations associated with our variable rate borrowings, and our objective is to manage the impact of such fluctuations on earnings and cash flows of our borrowings. In this respect, we use interest rate swaps to manage net exposure to interest rate fluctuations related to our borrowings and to lower our overall borrowing costs. As of December 31, 2012 we had one interest rate swap outstanding, originally entered into by MCS, with a total notional amount of approximately $25.77 million. This interest rate swap agreement does not qualify for hedge accounting, and changes in its fair value are reflected in our earnings.

Foreign Exchange Rate Fluctuation

We generate all of our revenue in U.S. dollars. The majority of our operating expenses are in U.S. dollars except primarily for our management fees and our executive office rental expenses which are denominated in Euros and Hong Kong dollars. During the year ended December 31, 2012, approximately 3% of our expenses were in currencies other than U.S. dollars, the majority of which are denominated in Euros and Hong Kong dollars. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses. However due to our relatively low percentage exposure to currencies other than our base currency which is the U.S. dollar, we believe that such currency movements will not have a material effect on us.

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

PART II

ITEM 13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Events of default have occurred under the Piraeus Bank facility agreement (formerly, the two credit facilities with CPB) as a result of, among other things (i) the failure of the borrowers (all of which are our subsidiaries) and us, as the corporate guarantor) to make interest payments since the fourth quarter of 2012.  As of the date of this annual report, the unpaid and accrued interest is $4.3 million.

Events of default have occurred under the UOB loan facility as a result of, among other things (i) the failure of the borrowers and guarantor (all of which are our subsidiaries) to make related principal installment, interest and swap payments since the fourth quarter of 2012, and (ii) such subsidiaries’ liabilities having exceeded their assets.  As of the date of this annual report, the unpaid principal amount under this loan facility is $1.6 million, with accrued and unpaid interest of $0.5 million.

As of the date of this annual report, the lenders in respect of these facilities have not exercised their remedies, including making demand for immediate payment of all amounts due and owing to them.

    We refer you to the section under the heading “Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - A. Operating Results – Recent Developments – Restructuring of our Indebtedness – Piraeus Bank (ex CPB) Facility Agreement” and “- UOB Facility Agreement” for a discussion of our restructuring efforts in respect of these loan facilities.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.              CONTROLS AND PROCEDURES

a)             Disclosure Controls and Procedures

Management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2012). The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management, including our Chief Executive Officer and our Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, it used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") published in its report entitled Internal Control-Integrated Framework. Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2012.

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

Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent registered public accounting firm, has audited the consolidated financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2012.

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

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Dimitrios Anagnostopoulos, an independent director and a member of our audit committee, is an "Audit Committee Financial Expert" under Commission rules and the corporate governance rules of the NASDAQ Capital Market.

ITEM 16B.           CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers and directors. Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.seanergymaritime.com. We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request. We intend to disclose any waivers to or amendments of the Code of Business Conduct and Ethics for the benefit of any of our directors and executive officers, within 5 business days of such waiver or amendment. Shareholders may direct their requests to the attention of Investor Relations, Seanergy Maritime Holdings Corp., 1-3 Patriarchou Grigoriou Street, 16674 Glyfada, Athens, Greece, telephone number  011 30 210 8931507 or facsimile number  011 30 210 9638450.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountants are Ernst & Young (Hellas) Certified Auditors Accountants S.A., or E&Y. Prior to E&Y, our principal accountant was PricewaterhouseCoopers, S.A., or PWC. Together, E&Y and PWC have billed us for audit, audit-related and non-audit services as follows:

	2012	2011
Audit fees	$463,600	$767,788
Audit related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	$463,600	$767,788

Audit fees for 2012 and 2011 of $463,600 and $767,788, respectively, related to professional services rendered for the audit of our financial statements for the years ended December 31, 2012 and 2011, respectively. Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer purchases of equity securities for the year ended December 31, 2012
Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Amount in U.S. $ that may Yet Be Expected on Share Repurchases Under Programs
January 2012	4,641,620	$2.15442	4,641,620	$0

On January 31, 2012, we completed an equity injection plan with four entities affiliated with the Restis family.  In exchange for $10 million, we issued an aggregate of 4,641,620 of our common shares to the four entities at a price of $2.15442.  The price was determined as the average closing price of the five trading days preceding the execution of the purchase plan.  Following the issuance of the shares and as of the date of this annual report we have 11,959,282 outstanding common shares.

ITEM 16F.            CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

On July 25, 2012, the Audit Committee of the board of directors (the "Audit Committee") approved the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young") as the Company's independent auditors for the fiscal year ending December 31, 2012. The Company's previous independent registered public accounting firm, PricewaterhouseCoopers, S.A. ("PwC"), did not stand for re-election at the Company's annual general meeting of shareholders, at which the appointment of Ernst & Young was ratified by the shareholders.

The reports of PwC on the Company's financial statements for each of the fiscal years ended December 31, 2010 and 2011 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.  For the fiscal years ended December 31, 2010 and 2011 and through July 25, 2012, there were no reportable events, as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

In connection with the audits of the Company's financial statements for each of the fiscal years ended December 31, 2010 and 2011, and through July 25, 2012, there have been no disagreements with PwC on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of such disagreements in their reports. The Company has requested PwC to furnish it a letter addressed to the Commission stating whether it agrees with the above statements.

In connection with the audits of the Company's financial statements for each of the fiscal years ended December 31, 2010 and 2011, and through July 25, 2012, neither the Company nor anyone on its behalf has consulted with Ernst & Young on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

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

ITEM 16H.           MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.              FINANCIAL STATEMENTS

See Item 18.

ITEM 18.              FINANCIAL STATEMENTS

The financial information required by this item, together with the reports of PricewaterhouseCoopers, S.A. and Ernst & Young (Hellas) Certified Auditors Accountants S.A., is set forth on pages F-1 through F-32 and are filed as part of this annual report.

ITEM 19.              EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation (1)
1.2	Second Amended and Restated Bylaws (2)
1.3	Amendment to Amended and Restated Articles of Incorporation (3)
1.4	Second Amendment to Amended and Restated Articles of Incorporation (4)
1.5	Third Amendment to Amended and Restated Articles of Incorporation (5)
1.6	Fourth Amendment to Amended and Restated Articles of Incorporation (6)
2.1	Specimen Common Stock Certificate(7)
2.2	Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (8)
2.3	Unit Purchase Option (8)
2.4	Specimen Unit Certificate (9)
2.5	Form of Underwriters Warrant (10)
4.1	Master Agreement dated as of May 20, 2008 (1)
4.2	Amendment to Master Agreement dated July 25, 2008 (1)
4.3	Brokerage Agreement dated as of May 20, 2008 (1)
4.4	Form of Convertible Unsecured Promissory Note(1)
4.5	Amendment to Convertible Promissory Note dated August 28, 2009(11)
4.6	Memorandum of Agreement relating to the African Zebra dated January 30, 2012 between Expedition International Limited, as buyers and Waldeck Maritime Co., as sellers, as amended (19)
4.7	Management Agreement dated as of May 20, 2008 (1)
4.8	Amendment No.1 to Management Agreement dated October 1, 2011 (19)
4.9	Management Agreement with BET dated August 12, 2009 (19)
4.10	Amendment No. 1 to Management Agreement with BET dated October 1, 2011 (19)
4.11	Share Purchase Agreement dated July 14, 2009 between registrant and Constellation Bulk Energy Holdings, Inc.(12)
4.12	Shareholders' Agreement dated August 12, 2009 between Seanergy and Mineral Transport Holdings (11)
4.13	Share Purchase Agreement dated May 27, 2010 between Seanergy and Maritime Capital (13)
4.14	Shareholders' Agreement dated May 28, 2010 between Seanergy and Maritime Capital (13)
4.15	Share Purchase Agreement dated September 3, 2010 between Seanergy and Maritime Capital (14)
4.16	Share Purchase Agreement dated September 3, 2010 between Seanergy and Mineral Transport (15)
4.17	Share Purchase Agreement dated January 4, 2012 between registrant and United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc.(18)
4.18	Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan (16)
4.19	Loan Agreement dated August 27, 2008 between Seanergy and Piraeus Bank (ex CPB) (11)
4.20	Amendment No. 1 to Piraeus Bank (ex CPB) Loan Agreement dated September 9, 2009(11)
4.21	Amendment No. 2 to Piraeus Bank (ex CPB) Loan Agreement dated November 13, 2009(12)
4.22	Amendment No. 3 to Piraeus Bank (ex CPB) Loan Agreement dated June 2, 2010(13)
4.23	Amendment No. 4 to Piraeus Bank (ex CPB) Loan Agreement dated January 31, 2012 (19)
4.24	Second Supplement Agreement dated September 30, 2009 relating to and including the Loan Agreement dated June 26, 2007 between BET and Citibank(11)
4.25	Supplemental Letter Agreement dated August 4, 2010 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank (14)

Exhibit Number	Description

4.26	Third Supplemental Agreement dated December 23, 2010 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank(17)
4.27	Fourth Supplemental Agreement dated March 31, 2011 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank (17)
4.28	Fifth Supplemental Agreement dated February 7, 2012 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank (19)
4.29	Restated Loan Agreement originally dated June 26, 2007 between BET and Citibank (19)
4.30	Loan Agreement dated October 19, 2007 between MCS and DVB(13)
4.31	Loan Agreement dated June 5, 2008 between MCS and HSBC(13)
4.32	Supplemental Agreement dated May 20, 2010 relating to the Loan Agreement dated October 19, 2007 between MCS and DVB(13)
4.33	Supplemental Agreement dated May 21, 2010 relating to the Loan Agreement dated June 5, 2008 between MCS and HSBC(13)
4.34	Supplemental Letter and Amended and Restated Agreement dated May 24, 2010 relating to and including the Loan Agreement dated March 6, 2008 between MCS and UOB (17)
4.35	Share Purchase Agreement with I.M.I. Holdings Corp., dated November 9, 2012 and Addendums
4.36	Settlement Agreement with DVB Group Merchant Bank (Asia) Ltd. dated January 25, 2013
4.37	HSBC Waiver Letter dated September 4, 2012 and Extension Waiver Letter dated October 24, 2012
8.1	List of Subsidiaries
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers, S.A.
15.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.
15.3	Letter of PricewaterhouseCoopers, S.A., regarding change in the Company's certifying accountant.

(1)	Incorporated herein by reference to the corresponding exhibit in the Annex filed with Seanergy Maritime's proxy statement on Form 6-K submitted to the Commission on July 31, 2008.
(2)	Incorporated herein by reference to our Company's report on Form 6-K submitted to the Commission on July 20, 2012.

(3)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1MEF filed with the Commission on August 28, 2009 (File No. 333-161595).

(4)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the Commission on September 16, 2010.
(5)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the Commission on June 27, 2011.

(6)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the Commission on August 5, 2011.

(7)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the Commission on January 15, 2009 (File No. 333-154952).

(8)	Incorporated herein by reference to the corresponding exhibit filed with Seanergy Maritime's report on Form 8-K filed with the Commission on October 4, 2007.
(9)	Incorporated herein by reference to the corresponding exhibit filed with Seanergy Maritime's registration statement on Form F-1/A filed with the Commission on July 10, 2007 (File No. 333-144436).

(10)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the Commission on January 26, 2010 (File No. 333-161961).

(11)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the Commission on October 16, 2009 (File No. 333-161961).

(12)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the Commission on November 18, 2009 (File No. 333-161961).

(13)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the Commission on July 21, 2010 (File No. 333-166872).

(14)
Incorporated herein by reference to the corresponding exhibit filed with our Company's post-effective amendment no. 1 to the registration statement on Form F-1 filed with the Commission on September 24, 2010 (File No. 333-166872).

(15)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the Commission on October 29, 2010.

(16)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the Commission on February 7, 2011.

(17)	Incorporated herein by reference to the corresponding exhibit filed with our Company's annual report on Form 20-F submitted to the Commission on March 31, 2011.

(18)	Incorporated herein by reference to the corresponding exhibit filed with a Schedule 13D/A relating to our Company submitted to the Commission on March 18, 2012

(19)	Incorporated herein by reference to the corresponding exhibit filed with our Company's annual report on Form 20-F submitted to the Commission on March 19, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatis Tsantanis
Name:	Stamatis Tsantanis
Title:	Chief Executive Officer

Date:  April 26, 2013

Seanergy Maritime Holdings Corp.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Page

Report of Independent Registered Public Accounting Firm Ernst & Young (Hellas) Certified Auditors Accountants S.A.	F-2

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting Ernst & Young (Hellas) Certified Auditors Accountants S.A.	F-3

Report of Independent Registered Public Accounting Firm PricewaterhouseCoopers S.A.	F-4

Consolidated Balance Sheets as of December 31, 2012 and 2011	F-5

Consolidated Statements of Income/(loss) for the years ended December 31, 2012, 2011 and 2010	F-6

Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010	F-7

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	F-8

Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Seanergy Maritime Holdings Corp.

We have audited the accompanying consolidated balance sheet of Seanergy Maritime Holdings Corp. (the "Company") as of December 31, 2012, and the related consolidated statement of loss, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seanergy Maritime Holdings Corp. at December 31, 2012, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seanergy Maritime Holdings Corp.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2013 expressed an unqualified opinion thereon.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company has not complied with the principal and interest repayment schedule and with certain covenants of its loan agreements, which in turn gives the lenders the right to call the debt. In addition, the Company has a working capital deficit, recurring losses from operations, accumulated deficit and inability to generate sufficient cash flow to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1b. The 2012 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/Ernst & Young (Hellas) Certified Auditors Accountants S.A.

April 26, 2013
Athens, Greece

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Seanergy Maritime Holdings Corp.

We have audited Seanergy Maritime Holdings Corp.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Seanergy Maritime Holdings Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting for the year ended December 31, 2012. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Seanergy Maritime Holdings Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Seanergy Maritime Holdings Corp. as of December 31, 2012, and the related consolidated statement of loss, shareholders' equity, and cash flows for the year then ended and our report dated April 26, 2013, expressed an unqualified opinion thereon.

/s/Ernst & Young (Hellas) Certified Auditors Accountants S.A.

April 26, 2013
Athens, Greece

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Seanergy Maritime Holdings Corp:

In our opinion, the consolidated balance sheet as of December 31, 2011 and the related consolidated statements of income, changes in equity and cash flows for each of the two years in the period ended December 31, 2011 present fairly, in all material respects, the financial position of Seanergy Maritime Holdings Corp, and its subsidiaries at December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.
PricewaterhouseCoopers S.A.
Athens, Greece
March 19, 2012

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2012 and 2011
 (In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Notes	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	4	4,298	17,734
Restricted cash	5	2,000	19,560
Accounts receivable trade, net		2,287	1,764
Due from related parties	6	-	405
Inventories	7	471	2,512
Other current assets	8	2,190	1,457
Vessels held for sale	9, 10, 13	39,750	-
Deferred charges	10	1,090	~~-~~
Total current assets		52,086	43,432
Fixed assets:
Vessels, net	9	68,511	381,129
Office equipment, net		2	15
Total fixed assets		68,513	381,144
Other assets
Goodwill		-	4,365
Deferred charges	10	220	7,358
Other non-current assets	3	141	177
TOTAL ASSETS		120,960	436,476

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	11	208,649	45,817
Trade accounts and other payables	12	2,514	2,595
Due to related parties	6	6,135	1,097
Accrued expenses		1,159	2,428
Accrued interest		3,543	1,936
Financial instruments	13	491	4,092
Deferred revenue – related party	14	-	142
Deferred revenue	14	86	590
Total current liabilities		222,577	58,697
Long-term debt, net of current portion	11	-	300,586
Financial instruments, net of current portion	13	-	270
Total liabilities		222,577	359,553

Commitments and contingencies	15	-	-

EQUITY
Seanergy shareholders' equity
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2012 and 2011; 11,959,282 and 7,317,662 shares issued and outstanding as at December 31, 2012 and 2011, respectively	16	1	1
Additional paid-in capital		294,520	279,292
Accumulated deficit		(396,138)	(202,370)
Total equity		(101,617)	76,923
TOTAL LIABILITIES AND EQUITY		120,960	436,476

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Income/(Loss)
For the years ended December 31, 2012, 2011 and 2010
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Notes	2012	2011	2010
Revenues:
Vessel revenue - related party	3, 6	8,221	35,684	44,175
Vessel revenue		49,026	71,555	54,777
Commissions – related party	3, 6	(298)	(1,327)	(1,546)
Commissions		(1,333)	(1,852)	(1,550)
Vessel revenue, net		55,616	104,060	95,856
Expenses:
Direct voyage expenses	17	(13,587)	(2,541)	(2,399)
Vessel operating expenses	17	(26,983)	(34,727)	(30,667)
Voyage expenses - related party	3, 6	(532)	(661)	(434)
Management fees - related party	3, 6	(1,625)	(2,415)	(2,328)
Management fees		(588)	(576)	(316)
General and administration expenses	18	(6,337)	(8,070)	(7,606)
General and administration expenses - related party	3, 6, 19	(402)	(603)	(697)
Loss on bad debts		(327)	-	-
Amortization of deferred dry-docking costs	10	(3,648)	(7,313)	(3,657)
Depreciation	9	(15,606)	(28,856)	(29,328)
Loss on sale of vessels	9	(15,590)	-	-
Impairment loss for vessels and deferred charges	9, 10	(147,143)	(188,995)	-
Impairment loss for goodwill		(4,365)	(12,910)	-
Operating (loss) / income		(181,117)	(183,607)	18,424
Other income / (expense), net:
Interest and finance costs	20	(12,480)	(13,482)	(12,931)
Interest income		59	60	358
Loss on interest rate swaps	13	(189)	(641)	(4,164)
Foreign currency exchange (losses) gains, net		(43)	(46)	14
		(12,653)	(14,109)	(16,723)
Net (loss) / income before taxes		(193,770)	(197,716)	1,701
Income taxes		2	(40)	(60)
Net (loss) / income		(193,768)	(197,756)	1,641
Less: Net income attributable to the noncontrolling interest		-	-	(1,509)
Net (loss) / income attributable to Seanergy Maritime Holdings Corp.		(193,768)	(197,756)	132
Net (loss) / income per common share
Basic and diluted	21	(16.74)	(27.04)	0.02
Weighted average common shares outstanding
Basic and diluted	21	11,576,576	7,314,636	5,861,129

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2012, 2011 and 2010
(In thousands of US Dollars, except for share data, unless otherwise stated)

	Common stock		Additional		Total Seanergy
	# of Shares	Par Value	paid-in capital	Accumulated deficit	shareholders' equity	Noncontrolling interest	Total equity

Balance, January 1, 2010	2,217,011	-	213,235	(4,746)	208,489	18,330	226,819
Issuance of common stock	1,796,333	1	28,525	-	28,526	-	28,526
Subsidiaries acquired	3,301,587	-	37,518	-	37,518	(19,839)	17,679
Net income for the year ended December 31, 2010	-	-	-	132	132	1,509	1,641
Balance, December 31, 2010	7,314,931	1	279,278	(4,614)	274,665	-	274,665
Issuance of non-vested shares (Note 16 & 22)	3,332	-	-	-	-	-	-
Redemption of partial shares due to reverse stock split	(601)	-	-	-	-	-	-
Stock based compensation	-	-	14	-	14	-	14
Net loss for the year ended December 31, 2011	-	-	-	(197,756)	(197,756)	-	(197,756)
Balance, December 31, 2011	7,317,662	1	279,292	(202,370)	76,923	-	76,923
Issuance of common stock (Notes 3a & 16)	4,641,620	-	10,000	-	10,000	-	10,000
Stock based compensation (Note 22)	-	-	15	-	15	-	15
Sale of subsidiary to entity under common control (Note 1a)	-	-	5,213	-	5,213	-	5,213
Net loss for the year ended December 31, 2012	-	-	-	(193,768)	(193,768)	-	(193,768)
Balance, December 31, 2012	11,959,282	1	294,520	(396,138)	(101,617)	-	(101,617)

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2012, 2011 and 2010
 (In thousands of US Dollars)

	2012	2011	2010
Cash flows from operating activities:
Net (loss) / income	(193,768)	(197,756)	1,641
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation	15,606	28,856	29,328
Amortization of deferred finance charges	466	989	738
Amortization of deferred dry-docking costs	3,648	7,313	3,657
Payments for dry-docking	(1,607)	(6,414)	(5,519)
Change in fair value of financial instruments	(2,038)	(4,202)	(27)
Amortization of acquired time charters	-	(266)	(319)
Stock based compensation	15	14	-
Loss on sale of vessels	15,590	-	-
Loss on bad debt	327	-	-
Impairment of vessels and deferred charges	147,143	188,995	-
Impairment of goodwill	4,365	12,910	-
Changes in operating assets and liabilities:
Due from related parties	405	(405)	265
Inventories	1,152	(1,053)	(70)
Accounts receivable trade, net	(1,193)	(765)	(493)
Other current assets	(2,013)	371	904
Other non-current assets	36	3	-
Trade accounts and other payables	2,291	255	37
Due to underwriters	-	-	(19)
Accrued expenses	486	1,356	(2,071)
Due to related parties	10,205	(2,928)	4,025
Accrued interest	1,948	927	(1,002)
Deferred revenue – related party	(142)	(899)	148
Deferred revenue	(504)	(862)	314
Net cash provided by operating activities	2,418	26,439	31,537
Cash flows from investing activities:
Proceeds from sale of vessels	58,933	-	-
Disposal of BET (Note 1 (a))	(3,531)	-	-
Acquisition of businesses, including of cash acquired	-	-	17,913
Additions to office furniture and equipment	-	-	(28)
Acquisition of noncontrolling interest	-	-	(10,000)
Net cash provided by investing activities	55,402	-	7,885
Cash flows from financing activities:
Deemed distribution upon acquisition of MCS	-	-	(2,054)
Net proceeds from issuance of common stock	10,000	-	28,526
Repayments of long term debt	(98,816)	(53,145)	(67,941)
Deferred finance charges	-	(172)	(841)
Restricted cash released / (retained)	17,560	(9,175)	(6,932)
Net cash used in financing activities	(71,256)	(62,492)	(49,242)
Net decrease in cash and cash equivalents	(13,436)	(36,053)	(9,820)
Cash and cash equivalents at beginning of period	17,734	53,787	63,607
Cash and cash equivalents at end of period	4,298	17,734	53,787
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	9,481	11,045	11,070
Non-cash investing and financing activities:
Issuance of common shares at fair value for the acquisition of BET	-	-	30,952
Issuance of common shares at fair value for the acquisition of MCS	-	-	26,743
Deemed distribution to controlling shareholder – BET acquisition	-	-	(18,113)
Deemed distribution to controlling shareholder – MCS acquisition	-	-	(10)
Issuance of warrants for offering	-	-	1,053

The accompanying notes are an integral part of these consolidated financial statements.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

1.	Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the "Company" or "Seanergy") was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Athens, Greece. The Company provides global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries for a broad range of dry bulk cargoes, including coal, iron ore, and grains or major bulks, as well as bauxite, phosphate, fertilizers and steel products or minor bulks.

The accompanying consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the "Company" or "Seanergy").

a.	Disposal of Subsidiary:

On November 9, 2012, the Company entered into an agreement with I.M.I. Holdings Corp. (the "Buyer" or "IMI), to sell its 100% ownership interest in Bulk Energy Transport (Holdings) Limited ("BET"), for a nominal cash consideration of $0.001. In addition, the Company released BET from all of its obligations and liabilities towards the Company, which accrued to $3,508 as of the date of sale. The transaction was consummated on December 30, 2012 upon finalization of all the required documentation.  On December 18, 2012, at the direction of IMI, the Company sold the vessel BET Prince for gross proceeds of $8,330, which were used to repay part of the then outstanding debt.

IMI is ultimately controlled by entities controlled by members of the Restis family and is under common control with the Company. In connection with the sale of BET, the Company's Board of Directors obtained a fairness opinion from an independent third party. The sale of BET was treated as a transaction between entities under common control, and as such, asset and liability values were transferred at historical cost, with the resulting gains from the extinguishment of BET's net liabilities amounting to $5,213 recognized as an equity transaction within Additional paid-in capital.

The estimated historical carrying values of the assets and liabilities that were agreed to be transferred were as follows:

Cash and restricted cash	3,531
Vessels and other assets	49,444
Long-term debt and other liabilities, net of BET's obligation towards the Company	(58,188)
Effect on equity from disposal of subsidiary	(5,213)

b.	Going Concern:

Over the past year, the Company has experienced significant losses and reduction in cash and cash equivalents, which has affected, and which the Company expects will continue to affect, its ability to satisfy its obligations. As charter rates for bulkers have experienced a high degree of volatility and the Company had to re-charter its vessels at low prevailing market rates, the Company experienced significant reduction in cash flow, which in turn further impaired the Company's liquidity. At December 31, 2012, the Company reported a working capital deficit of $170,491.

As a result of the conditions set out above, over a period of time, the Company defaulted under the facility agreements set forth in Note 11 in respect of certain covenants (including, in some cases, the failure to make principal installments and interest payments and the failure to satisfy financial covenants). To date, the Company has not obtained satisfactory waivers of these defaults from its lenders. The Company's lenders have not exercised their remedies; however, they could change their position at any time. As of December 31, 2012, long-term debt has been classified under current liabilities in the consolidated balance sheet as a result of the above violations of the debt terms and covenants.

The Company has entered into restructuring discussions with each of the lenders under its loan facility agreements. As part of the restructuring, the Company appointed Houlihan Lokey and Axia Ventures Group to act as financial advisors in respect of the overall restructuring. The aim of the restructuring is to increase liquidity, normalize trade vendor payments and deleverage the Company on a going forward basis.

During 2012 and up to the date of issuance of these financial statements, the Company has sold, disposed of, or otherwise handed control over to its lenders (through the transfer of ownership of certain of its ship owning subsidiaries) a total of 13 vessels  in connection with the restructuring Note 11. See Note 23 for a discussion of the recent developments relating to the Company's restructuring negotiations.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Proceeds from the sale of additional vessels are not expected to be sufficient to fully repay the related debt outstanding; therefore, it is likely that the Company will continue to have significant debt unless it enters into satisfactory arrangements with its lenders for the discharge of a portion of such obligations.

While the Company continues to use its best efforts to complete the restructuring, there can be no assurance that a successful resolution can be reached with its lenders or that the restructuring will be successfully completed. Furthermore, there is no assurance that the Company will obtain the releases from certain of its indebtedness as proposed in the restructuring and failure to obtain such releases could materially and adversely affect its business and operations. In addition, the ultimate accounting impact of the restructuring is unknown and will not be determined until the final terms of the restructuring are reached with the Company's lenders. The outcome could negatively impact the trading of the Company's common shares and its ability to remain listed on NASDAQ.

All of the above raise substantial doubt regarding the Company's ability to continue as a going concern.

These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

c.	Subsidiaries in Consolidation:

Seanergy's subsidiaries included in these consolidated financial statements as of December 31, 2012 are as follows:

Company	Country of Incorporation	Date of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal	Financed by
Seanergy Management Corp.(1) (3)	Marshall Islands	May 9, 2008	N/A	N/A	N/A	N/A
Amazons Management Inc.(1)	Marshall Islands	April 21, 2008	Davakis G.	August 28, 2008	N/A	Piraeus Bank (ex CPB)
Lagoon Shipholding Ltd.(1)	Marshall Islands	April 21, 2008	Delos Ranger	August 28, 2008	N/A	Piraeus Bank (ex CPB)
Cynthera Navigation Ltd.(1)	Marshall Islands	March 18, 2008	African Oryx	August 28, 2008	April 10, 2013	Piraeus Bank (ex CPB)
Martinique International Corp.(1)	British Virgin Islands	May 14, 2008	Bremen Max	September 11, 2008	N/A	Piraeus Bank (ex CPB)
Harbour Business International Corp.(1)	British Virgin Islands	April 1, 2008	Hamburg Max	September 25, 2008	N/A	Piraeus Bank (ex CPB)
Waldeck Maritime Co.(1)	Marshall Islands	April 21, 2008	African Zebra	September 25, 2008	February 15, 2012	Piraeus Bank (ex CPB)
Maritime Capital Shipping Limited (1)	Bermuda	April 30, 2007	N/A	May 21, 2010	N/A	N/A
Maritime Capital Shipping (HK) Limited (3)	Hong Kong	June 16, 2006	N/A	May 21, 2010	N/A	N/A
Maritime Fiesta Shipping Limited (2)	Liberia	August 14, 2007	Fiesta	May 21, 2010	January 29, 2013	DVB
Maritime Fantasy Shipping Limited (2)	Liberia	August 14, 2007	Pacific Fantasy	May 21, 2010	January 29, 2013	DVB
Maritime Fighter Shipping Limited (2)	Liberia	August 14, 2007	Pacific Fighter	May 21, 2010	January 29, 2013	DVB
Maritime Freeway Shipping Limited (2)	Liberia	August 14, 2007	Clipper Freeway	May 21, 2010	January 29, 2013	DVB
African Joy Shipping Limited (2)	British Virgin Islands	February 13, 2008	African Joy	May 21, 2010	N/A	UoB
African Glory Shipping Limited (2)	British Virgin Islands	October 24, 2007	African Glory	May 21, 2010	N/A	UoB
Asian Grace Shipping Limited (2)	British Virgin Islands	January 18, 2008	Asian Grace	May 21, 2010	N/A	UoB

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Company	Country of Incorporation	Date of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal	Financed by
Maritime Glory Shipping Limited (2)	British Virgin Islands	April 8, 2008	Clipper Glory	May 21, 2010	December 4, 2012	HSBC
Maritime Grace Shipping Limited (2)	British Virgin Islands	April 8, 2008	Clipper Grace	May 21, 2010	October 15, 2012	HSBC
Atlantic Grace Shipping Limited (4)	British Virgin Islands	October 9, 2007	N/A	May 21, 2010	N/A

(1) Subsidiaries wholly owned
(2) Vessel owning subsidiaries owned by Maritime Capital Shipping Limited ("MCS")
(3) Management company
(4) Dormant company

2.	Significant Accounting Policies:

(a)	Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) and include the accounts and operating results of Seanergy and its wholly-owned subsidiaries where Seanergy has control. Control is presumed to exist when Seanergy through direct or indirect ownership retains the majority of voting interest. In addition, Seanergy evaluates its relationships with other entities to identify whether they are variable interest entities and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements. The Company deconsolidates a subsidiary or derecognizes a group of assets when the Company no longer controls the subsidiary or group of assets, and a gain or loss is recognized. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany balances and transactions and any intercompany profit or loss on assets remaining with the Group have been eliminated in the accompanying consolidated financial statements.

A parent company deconsolidates a subsidiary or derecognizes a group of assets when that parent company no longer controls the subsidiary or group of assets specified in ASC 810-10-40-3A. When control is lost, the parent-subsidiary relationship no longer exists and the parent derecognizes the assets and liabilities of the qualifying subsidiary or group of assets. The FASB concluded that the loss of control and the related deconsolidation of a subsidiary or derecognition of a group of assets specified in ASC 810-10-40-3A is a significant economic event that changes the nature of the investment held in the subsidiary or group of assets. Based on this consideration, a gain or loss is recognized upon the deconsolidation of a subsidiary or derecognition of a group of assets.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates include evaluation of relationships with other entities to identify whether they are variable interest entities, determination of vessel useful lives, allocation of purchase price in a business combination, determination of vessels impairment and determination of goodwill impairment.

(c)	Foreign Currency Translation

Seanergy's functional currency is the United States dollar since the Company's vessels operate in international shipping markets and therefore primarily transact business in US Dollars. The Company's books of accounts are maintained in US Dollars. Transactions involving other currencies are translated into the United States dollar using exchange rates, which are in effect at the time of the transaction. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to United States dollars at the foreign exchange rate prevailing at year-end. Gains or losses resulting from foreign currency translation are reflected in the consolidated statements of income/(loss).

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

(d)	Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. Customers individually accounting for more than 10% of the Company's voyage revenues during the years ended December 31, 2012, 2011 and 2010 were:

Customer	2012	2011	2010
A	19%	15%	15%
B	14%	17%	11%
C*	14%	10%	-
D*	-	24%	45%
E	-	10%	10%
F	-	10%	-
Total	47%	86%	81%
* Customers C and D are related parties.

The Company does not obtain rights to collateral to reduce its credit risk in the event of non-performance by counter parties to charter agreements; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

(e)	Cash and Cash Equivalents

Seanergy considers time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash is excluded from cash and cash equivalents. Restricted cash at December 31, 2012, does not include an amount of $3,735, relating to not pledged retention accounts and other compensating cash balances, which the Company should maintain with the accounts of each of the lending banks (Note 11).

(f)	Accounts Receivable Trade, Net

Accounts receivable trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2012 and 2011 amounted to $631 and $NIL, respectively.

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

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Management estimates the useful life of the Company's vessels to be 30 years from the date of initial delivery from the shipyard. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton (LWT). Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to September 30, 2011, management estimated the salvage value of its vessels at $0.270 per LWT. Effective October 1, 2011, following management's reassessment of the residual values of the company's vessels, the estimated salvage value per LWT was increased to $0.435. This change reduced depreciation expense by $729 (approximately $0.10 per share) for the year ended December 31, 2011.

(k)	Long-lived Assets Classified as Held for Sale

The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, "Property, Plant and Equipment", when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These long lived assets are not depreciated once they meet the criteria to be classified as held for sale and are classified in current assets on the consolidated balance sheet.

(l)	Impairment of Long-Lived Assets (Vessels)

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The current conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment for its vessels.

The Company determines undiscounted projected operating cash flows, for each vessel and compares it to the vessel's carrying value. When the undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the vessel and its eventual disposition are less than its carrying amount, the Company impairs the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the median of the trailing 10-year historical charter rates available for each type of vessel) adjusted for brokerage commissions and expected outflows for scheduled vessels' maintenance. The undiscounted projected operating cash outflows are determined by reference to Company's actual vessel operating expenses, assuming an average annual inflation rate of 2.5%. Effective fleet utilization is assumed to 98% in the Company's exercise.

The Company recorded an impairment loss of $147,143, $188,995 and $NIL for the years ended December 31, 2012, 2011 and 2010, respectively (Note 9).

(m)	Goodwill

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

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

The fair value for goodwill impairment testing is estimated using the expected present value of future cash flows, using judgments and assumptions that management believes are appropriate in the circumstances. The future cash flows from operations are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the median of the trailing 10-year historical charter rates available for each type of vessel).

The Company has one reporting unit and tested its goodwill for potential impairment, and concluded that indication of impairment existed as of September 30, 2012 and 2011. The fair value for goodwill impairment test was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances and using the market capitalization approach. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the median of the trailing 10-year historical charter rates available for each type of vessel). The weighted average cost of capital used was 7.42%, 8.16% and 8.46% for the nine month periods ended September 30, 2012 and 2011, and the year ended December 31, 2011, respectively. As a result, an impairment loss for goodwill of $4,365, $12,910 and $NIL was recorded, for the years ended December 31, 2012, 2011 and 2010, respectively.

(n)	Dry-Docking and Special Survey Costs

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

Time charter revenue, including bareboat hire, is recorded over the term of the charter agreement as the service is provided and collection of the related revenue is reasonably assured. Under a time charter, revenue is adjusted for a vessel's off hire days due to major repairs, dry dockings or special or intermediate surveys. Voyage charter revenue is recognized on a pro-rata basis over the duration of the voyage, when a voyage agreement exists, the price is fixed or determinable, service is provided and the collection of the related revenue is reasonably assured. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the delivered cargo.

Revenue earned from related parties is included in Vessel revenue – related party.

Deferred revenue represents cash received prior to the balance sheet date and is related to revenue applicable to periods after such date.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

(q)	Commissions

Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions to third parties are included in Commissions. Brokerage commissions to related parties are included in Voyage expenses – related party. Brokerage commissions to third parties are included in Direct voyage expenses.

(r)	Vessel Voyage Expenses

Vessel voyage expenses primarily consist of port, canal, bunker expenses and brokerage commissions that are unique to a particular charter and are paid for by the charterer under time charter agreements and other non-specified voyage expenses.

(s)	Repairs and Maintenance

All repair and maintenance expenses, including major overhauling and underwater inspection expenses are expensed in the year incurred. Such costs are included in Vessel operating expenses.

(t)	Financing Costs

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

Maritime Capital Shipping (HK) Limited, the Company's management office in Hong Kong, is subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the year.

Seanergy Management Corp. ("Seanergy Management"), the Company's management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros during 2012-2015 according to a new tax bill passed in 2013 under the laws of the Republic of Greece. The new tax bill retroactive to 2012 and the contribution to be paid in 2013 by Seanergy Management for 2012 is estimated at approximately $47.

Additionally, effective January 1, 2013 onwards, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Republic of Greece. The Company's vessels' technical management company, Enterprises Shipping and Trading, S.A. ("EST"), an affiliate (Note 3(c)) is responsible for the filing and payment of the respective tonnage tax on behalf of Seanergy. The tonnage tax will be recorded within Vessel operating expenses in the consolidated statements of income/(loss). The 2013 tonnage tax is estimated at approximately $144 and Seanergy will be liable to reimburse EST.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company's stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company's outstanding stock ("5 Percent Override Rule").

The Company and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2012, 2011 and 2010 taxable years, and the Company takes this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond the Company's control that could cause it to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on its United States source income such as if, for a particular taxable year, other shareholders with a five percent or greater interest in the Company's stock were, in combination with the Company's existing 5% shareholders, to own 50% or more of the Company's outstanding shares of its stock on more than half the days during the taxable year.

The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. The Company has assessed that it satisfies the Publicly-Traded Test and all of its United States source shipping income is exempt from U.S. federal income tax for the years ended December 31, 2012, 2011 and 2010. Based on its U.S. source Shipping Income for 2012, 2011 and 2010, the Company would be subject to U.S. federal income tax of approximately $85, $261 and $378, respectively, in the absence of an exemption under Section 883.

(v)	Stock-based Compensation

Stock-based compensation represents vested and non-vested common stock granted to directors and employees for their services. The Company calculates stock-based compensation expense for the award based on its fair value on the grant date and recognizes it on a straight-line basis over the vesting period.

(w)	Earnings (Losses) per Share

Basic earnings (losses) per common share are computed by dividing net income (loss) available to Seanergy's shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (losses) per share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

(x)	Segment Reporting

Seanergy reports financial information and evaluates its operations by total charter revenues and not by the length of vessel employment, customer, or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus, Seanergy has determined that it operates under one reportable segment. Furthermore, when Seanergy charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, disclosure of geographic information is impracticable.

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

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

(z) Fair Value Measurements

In May 2011, the FASB issued new guidance for fair value measurements intended to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"). The amended guidance provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. The amended guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The amended guidance was effective for the Company beginning January 1, 2012. The adoption of the new guidance for fair value measurements had no effect on the Company's consolidated financial statements.

(aa) Recent Accounting Pronouncements

There are no recent accounting pronouncements issued during 2012 whose adoption would have a material effect on the Company's consolidated financial statements in the current year or expected to have an impact on future years.

3.	Transactions with Related Parties:

a.     Equity Injection:

On January 4, 2012, the Company entered into a share purchase agreement under which the Company sold 4,641,620 of its common shares to United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc., companies affiliated with the Restis family, for $10,000. The common shares were sold at a price of $2.15442 per share, which was the average closing price of Seanergy's common shares for the five trading days preceding the execution of the share purchase agreement. On January 31, 2012, the Company completed the equity injection plan with the four abovementioned entities. The shares to the four entities were issued on January 31, 2012.

b.     Subsidiary Disposal:

On December 30, 2012, the Company completed the sale of its 100% ownership interest in BET to IMI, a company controlled by members of the Restis family, for a nominal consideration (Note 1(a)).

c.      Technical Management Agreement:

A management agreement has been signed between the Company and EST for the provision of technical management services relating to certain vessels. The agreement is automatically extended annually, unless three months written notice of termination by either party is given prior to commencement of the next period. The fixed daily fee per vessel for the year ended December 31, 2012, was $0.45 and for the year ended December 31, 2011, was EUR 0.46 up to September 30, 2011 and was amended to $0.45 effective October 1, 2011.

The related expense for the years ended December 31, 2012, 2011 and 2010, amounted to $1,625, $2,415 and $2,328, respectively, and is included under management fees - related party.

d.     Charter Agreements:

Pursuant to charter party agreements dated July 7, 2009, each of the vessels BET Commander, the BET Prince, the BET Fighter, BET Scouter and the BET Intruder were chartered to South African Marine Corporation S.A. ("SAMC"), an affiliate, at daily charter rates of $24, $25, $25, $26 and $15.5, respectively, for charters expired in August 2011, November 2011, June 2011, June 2011 and September 2011, respectively. For 2011, all charter rates for the BET fleet were subject to an address commission of 3.75% to SAMC.

Pursuant to charter party agreements dated June 16, 2011, each of the vessels BET Fighter and BET Scouter were chartered to Swissmarine Services S.A. ("Swissmarine"), an affiliate, for a period of 11 to 13 months, at a gross daily rate equal to the adjusted time charter average of the Baltic Capesize Index. Both charters commenced in June 2011, and were subject to an address commission of 3.75% to Swissmarine and a brokerage commission of 1.25% payable to Safbulk Pty Ltd ("Safbulk Pty"), an affiliate.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Pursuant to charter party agreement dated June 16, 2011, the vessel BET Intruder was chartered to Swissmarine for a period of 11 to 13 months, at a gross daily rate of $12.3. The charter commenced on September 16, 2011. The charter rate for the BET Intruder was subject to an address commission of 3.75% to Swissmarine and a brokerage commission of 1.25% payable to Safbulk Pty. Employment under the agreement ended July 29, 2012.

Pursuant to a charter party agreement dated October 7, 2011, the vessel BET Prince was chartered to Swissmarine for a period of 11 to 13 months, at a gross daily rate equal to the adjusted time charter average of the Baltic Capesize Index. The charter commenced in November 2011 and was subject to an address commission of 3.75% to Swissmarine and a brokerage commission of 1.25% payable to Safbulk Pty.

Pursuant to a charter party agreement dated July 24, 2012, the vessel BET Commander was chartered to Swissmarine, for a voyage from Brazil to Malaysia. Employment under the agreement was subject to an address commission of 3.75% to Swissmarine and a brokerage commission of 1.25% payable to Safbulk Pty. Employment under the charter commenced on August 23, 2012.

During the years ended December 31, 2012, 2011 and 2010, revenue from related parties amounted to $8,221, $35,684 and $44,175, respectively, and is shown net of off-hire expenses of $261, $362 and $394, respectively.

The address commissions amounted to $298, $1,327 and $1,546 for the years ended December 31, 2012, 2011 and 2010, respectively, and is recorded under commissions - related party in the accompanying consolidated statements of income/(loss). BET was sold on December 30, 2012 (Note 1 (a)).

e.      Brokerage Agreement:

Under the terms of the brokerage agreements, Safbulk Pty and Safbulk Maritime S.A., also an affiliate, together referred to as "Safbulk," provide commercial brokerage services for certain vessels in accordance with the instructions of Seanergy Management. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. Under the same agreement, Safbulk is entitled to brokerage commissions whenever it assists the Company with vessel sales and purchases. The brokerage agreements with Safbulk are automatically renewed annually, unless either party is provided with three months' written notice prior to the termination of such period.

The fees charged by Safbulk amounted to $532, $661 and $434 for the years ended December 31, 2012, 2011 and 2010, respectively, and are separately reflected as voyage expenses — related party.

In addition, Safbulk charged the Company commission for services provided in connection to the disposal of the vessels amounting to $392 for the year ended December 31, 2012, and included in loss on sale of vessels.

f.       Property Lease Agreement:

On November 17, 2008, a lease agreement was entered into with Waterfront S.A., a company affiliated with a member of the Restis family, for the lease of Seanergy's executive offices. The initial lease term was from November 17, 2008 to November 16, 2011. On January 1, 2012, Seanergy exercised its option to extend the term until February 28, 2014. In accordance with the initial agreement, the monthly lease payment was EUR 42. As of December 20, 2010, the monthly lease payment was amended to EUR 35, and as of January 1, 2012, the monthly lease payment was amended to EUR 25. A three month rent guarantee of $99 and $135 as of December 31, 2012 and 2011, respectively is included in other non-current assets.

The rent charged by Waterfront S.A. for the years ended December 31, 2012, 2011 and 2010, amounted to $402, $603 and $697, respectively, and is included under general and administration expenses - related party (Notes 15 and 19).

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

4.	Cash and Cash Equivalents:

Cash and cash equivalents in the accompanying consolidated balance sheets are analyzed as follows:

	2012	2011
Cash at bank	4,276	13,603
Term deposits	10	4,110
Cash in hand	12	21
Total	4,298	17,734

5.	Restricted Cash:

Restricted cash of consists of bank deposits that are required to be maintained with certain banks under the Company's borrowing arrangements which includes cash collateralized as well as retention accounts which can only be used for the purposes of loan repayment.

Restricted cash at December 31, 2012, does not include an amount of $3,735, relating to retention accounts and other compensating cash balances that are not pledged, which the Company should maintain with the accounts of each of the lending banks (Note 11).

6.	Due from / Due to Related Parties:

As of December 31, 2011, due from related parties of $405 represents a receivable of $264 from SAMC and $141 from Swissmarine.

As of December 31, 2012, due to related parties of $6,135 consists of liabilities of $5,925 to EST for working capital purposes, liabilities of $168 to Waterfront S.A. for common expenses for the leasehold property, and liabilities of $42 to Safbulk for commissions. As of December 31, 2011, due to related parties of $1,097 represents liabilities of $989 to EST for working capital purposes mainly for dry-docking works performed during the fourth quarter of the year and liabilities of $108 to Waterfront S.A. for expenses paid for the leased property.

7.	Inventories:

Inventories in the accompanying consolidated balance sheets are analyzed as follows:

	2012	2011
Lubricants	471	1,468
Bunkers	-	1,044
Total	471	2,512

8.	Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2012	2011
Prepaid expenses	481	1,118
Insurance claims	1,458	49
Other	251	290
Total	2,190	1,457

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

9.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2012	2011
Cost:
Beginning balance	663,412	663,412
- Disposals	(149,930)	-
- Transfers to held for sale	(55,361)	-
Ending balance	458,121	663,412

Accumulated depreciation:
Beginning balance	(94,882)	(66,040)
- Additions	(15,593)	(28,842)
- Disposals	38,333	-
- Transfers to held for sale	15,897	-
Ending balance	(56,245)	(94,882)

Impairment loss:
Beginning balance	(187,401)	-
- Additions	(145,964)	(187,401)
Ending balance	(333,365)	(187,401)

Net book value	68,511	381,129

Vessel Disposals:
During the year ended December 31, 2012, the Company proceeded with the disposal of the vessels African Zebra, BET Scouter, BET Fighter, Clipper Grace, BET Intruder and Clipper Glory, with an aggregate carrying value of $65,269 (after adjustments previously made for impairment), for aggregate gross proceeds of $52,626, realizing an aggregate loss on sale of $15,590. In addition, as a result of the sale of BET to an entity under common control (Note 1(a)), the carrying values of the vessels owned by BET at the date of the agreement, amounting to $46,328 were transferred to their new owners in 2012. No vessels were disposed in prior periods.

Vessels Held for Sale:
With reference to the Company's restructuring plan (Note 1(b)), the vessels Fiesta, Pacific Fantasy, Pacific Fighter and Clipper Freeway, or the "vessels financed by the DVB Group Merchant Bank (Asia) Ltd ("DVB") loan facility" (Note 1(c)), and the vessels African Joy, African Glory and Asian Grace, or the "vessels financed by the United Overseas Bank Limited ("UOB") loan facility" (Note 1(c)), were classified (together with the associated deferred dry-docking costs amounting to $286 (Note 10)) as held for sale as of December 31, 2012 and their values were adjusted to their lower of their carrying amount or fair value less costs to sell as of December 31, 2012. On January 29, 2013, the subsidiaries owning the vessels financed by the DVB loan facility (Note 1(c)) were sold to a third party entity nominated by the lenders (Note 23). No vessels were classified as held for sale in prior periods.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Impairment Loss:
The Company recorded an impairment loss of $54,611 for all of its vessels disposed during the year except for the vessel African Zebra and the vessel BET Scouter. The impairment loss was measured as the amount by which the carrying amount of the vessels exceeded their fair value. Fair value was determined using the agreed sale price adjusted for selling costs. In addition, an impairment loss of $67,275 and $24,078 was recognized upon classification of the vessels financed by the DVB and UOB loan facilities (Note 1(c)) as held for sale and as a result of the Company's impairment test exercise at December 31, 2012 for the remainder of its fleet, respectively. The impairment loss was measured as the amount by which the carrying amount of the vessels exceeded their fair value, which was determined using the valuation derived from market data available at December 31, 2012. In the context of the Company's impairment test exercise, an additional amount of $1,179 of unamortized deferred dry-docking costs associated with the impaired vessels was written off in 2012.

For the year ended December 31, 2011, as a result of its impairment test exercise, the Company had recorded an impairment loss of $187,401 for the six initial vessels acquired in 2008, and an additional amount of $1,594 of unamortized deferred dry-docking costs associated with the impaired vessels was written off.

All of the Company's vessels have been provided as collateral (Note 1(c)) to secure the loans discussed under Note 11.

10.	Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Dry-Docking	Financing Costs	Total
Balance as of December 31, 2010	10,713	2,373	13,086
- Additions	3,996	172	4,168
- Amortization and write-offs	(8,907)	(989)	(9,896)
Balance as of December 31, 2011	5,802	1,556	7,358
- Additions	1,481	-	1,481
- Amortization and write-offs	(6,777)	(466)	(7,243)
- Transfers to held for sale	(286)	-	(286)
Subtotal	220	1,090	1,310
Less: Current portion	-	(1,090)	(1,090)
Balance as of December 31, 2012	220	-	220

During the year ended December 31, 2012, the Company incurred dry-docking and special survey costs of $1,481 in connection to the dry-docking of the vessels Hamburg Max, Clipper Glory and Asian Grace. The amortization charge for the year amounted to $3,648, and is separately reflected in amortization of deferred dry-docking costs. During the same period, the Company wrote off $1,095 of the unamortized balance of deferred dry-docking costs and $89 of deferred financing costs as a result of the vessels' sales and loan prepayments made during the year ended December 31, 2012.

During the year ended December 31, 2011, the Company incurred dry-docking and special survey costs of $3,996. The amortization charge for the year amounted to $5,401, and is separately reflected in amortization of deferred dry-docking costs. During the same period, the Company wrote-off $1,177 and $735 of the unamortized balance of deferred dry-docking costs associated with the vessels African Zebra and BET Commander, respectively, since the latest dry-dockings occurred earlier than projected, resulting in a shortened amortization period for the prior dry-dockings.

During the year ended December 31, 2010, the Company incurred dry-docking and special survey costs of $8,296. The amortization charge for the year amounted to $3,657, and is separately reflected in amortization of deferred dry-docking costs.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

11.	Long-Term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		2012	2011
(a)	Piraeus Bank (ex CPB) reducing revolving credit facility	44,800	48,000
(a)	Piraeus Bank (ex CPB) term facility	93,982	98,000
(b)	Citibank loan facility	-	87,459
(c)	HSBC loan facility	-	24,867
(d)	DVB loan facility	31,872	48,397
(e)	UOB loan facility	37,995	39,680
	Total	208,649	346,403
	Less - current portion	(208,649)	(45,817)
	Long-term portion	-	300,586

a.   Piraeus Bank (ex CPB)

A long term debt (the "Facility") of up to $255,000 has been provided by Piraeus Bank S.A., of Athens, Greece, the special successor of former Cyprus Popular Bank Public Co Ltd ("CPB"), formerly known as Marfin Popular Bank Public Co Ltd, successor by way of cross-border merger of Marfin Egnatia Bank Societe Anonyme, or Piraeus Bank (ex CPB), being available in two facilities as described below (Note 23). The Facility is guaranteed by Seanergy, as corporate guarantor. An arrangement fee of $2,550 was paid on the draw-down date and is included net of amortization in deferred charges in the accompanying consolidated balance sheet (Note 10).

Reducing Revolving Credit Facility:
As of December 31, 2011, the Company had fully utilized the $48,000 of the available reducing revolving credit facility that was provided to partly finance the vessels and to provide corporate liquidity. As per Addendum no. 4, dated January 31, 2012, the Company made a payment of $3,200 on the outstanding revolving credit facility. As of December 31, 2012, the reducing revolving credit facility amounted to $44,800.

The revolving credit facility bears interest at USD LIBOR plus 4.50% and the weighted average interest rate on the revolving credit facility, including the spread, for the years ended December 31, 2012, 2011 and 2010, was approximately 4.92%, 4.26% and 4.06%, respectively.

On April 10, 2013, the Company sold the vessel African Oryx for gross proceeds of $4,073, of which $3,871 was used to repay part of the outstanding amount under this facility (Note 23(b)).

Term Facility:
Certain vessel acquisitions (Note 1(c)) were financed by Piraeus Bank (ex CPB) by an amortizing term facility equal to $165,000, to partly finance the vessels aggregate acquisition costs, excluding any amounts associated with an earn-out provision.

The credit facility is secured by a first priority or preferred ship mortgage on five vessels of the Company's fleet (Note 1(c)), assignment of all freights, earnings, insurances and requisition compensation. The lenders may also require additional security in the event the Company breaches certain covenants under the credit facility.

As per the amended loan agreement dated June 2, 2010, the term facility bore interest at USD LIBOR plus 3.50% until January 3, 2012. After January 3, 2012, interest was reinstated at USD LIBOR plus 1.5% if the Company's ratio of total assets to total liabilities was greater than 165%, or USD LIBOR plus 1.75% if the ratio was equal or less than 165%. The weighted average interest rate on the term facility, including the spread, for the years ended December 31, 2012, 2011 and 2010, was approximately 4.39%, 3.79% and 3.55%, respectively.

The Piraeus Bank (ex CPB) Facility includes covenants, among others, that require the borrowers and the corporate guarantor, Seanergy, to maintain vessel insurance value for an aggregate amount greater than the vessels' aggregate market value or an amount equal to 130% of the aggregate of (a) the outstanding amount under both the revolving credit and term facilities and (b) the amount available for drawing under the revolving facility. The vessels' insurance value is required to include as a minimum coverage for hull and machinery, war risk and protection and indemnity insurance, $1,000,000 for oil pollution and for excess oil spillage and pollution liability insurance. In addition, mortgagees' interest insurance on the vessels is required with the insured value to be at least 110% of the aggregate of the revolving credit and term facility.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

On January 31, 2012, the Company entered into an Addendum no. 4 for the amendment of certain terms of its Facility agreement with Piraeus Bank (ex CPB). The amendments include (i) the extension of the Facility's maturity date from September 2015 to December 2018, (ii) principal installment payment holiday for 2012, payment of $3,200 on the outstanding credit facility and amendment of the amortization schedule for 2013 onwards, (iii) waiver of all financial covenants as of December 31, 2011 (iv) waiver of all financial covenants (including the security margin) for the period commencing from January 1, 2012 through December 31, 2013, and (v) amendment of the financial undertakings and the security margin to apply from 2014 onwards. Furthermore, the applicable margin has been increased by 50 basis points to 4.50% starting from February 1, 2012, installment payments under the revolving credit facility were deferred to December 2018 and any surplus of funds greater than $5,000 over requirements associated with the operation and maintenance of the vessels during each fiscal quarter will be applied to the prepayment of the revolving credit facility.

On February 15, 2012, the Company sold the vessel African Zebra for gross proceeds of $4,100, of which $4,018 was used to repay part of the outstanding amounts under this facility. Following such repayment, the remaining outstanding balance of the facility is repayable in twenty two installments with a balloon payment equal to $50,782 due concurrently with the final installment in December 2018.

As of December 31, 2012, the Company has defaulted on aggregate interest payments of $1,635 on both facilities of Piraeus Bank (ex CPB). To date, the Company has not obtained waivers of this default from the lenders. The Company is currently in negotiations to amend the terms of the loan agreement with Piraeus Bank (ex CPB) to enable the Company to comply with certain covenants on an ongoing basis. There are no assurances the Company will be able to complete such an agreement. Please refer to Note 23 for further information on recent developments. As of December 31, 2012 the outstanding facilities were classified as current.

b.   Citibank Loan Facility

The vessels owned by BET had been financed with the proceeds of a loan facility from Citibank International plc ("Citibank") (Note 1(c)), as agent for a syndicate of banks and financial institutions.

The applicable margin was USD LIBOR plus 3.00% per annum as per Fifth Supplemental Agreement dated February 7, 2012. The weighted average interest rate on the Citibank loan facility, including the spread for the years ended December 31, 2012, 2011 and 2010, was approximately 3.49%, 2.30% and 1.94%, respectively.

During the year ended December 31, 2012, the Company sold the vessels BET Scouter, BET Fighter, BET Intruder and BET Prince, the latter at IMI's initiative (Note 1(a)), for net aggregate proceeds of $33,278. All the proceeds from the disposals were used to repay part of the outstanding amounts under this facility.

On December 30, 2012, the Company completed the sale of its 100% ownership interest in BET to IMI together with all its liabilities under the Citibank Facility Agreement (Note 1(a)).

c.   HSBC Loan Facility

The loan facility, with Hong Kong and Shanghai Banking Corporation Limited ("HSBC") as agent, was used to partly finance the cost of acquisition of two vessels (Note 1(c)). Following a supplemental agreement dated May 21, 2010 and prepayment of $7,560 at that date, the remaining loan amounts were repayable in thirteen quarterly installments plus balloon payments through July 2013.

The applicable margin was USD LIBOR plus 3.25% per annum until July 21, 2012, and thereafter, was USD LIBOR plus 2.75% per annum unless there was breach of the compliance of the security requirement or there was an event of default under the loan agreement. The weighted average interest rate on the HSBC loan facility, including the spread, for the years ended December 31, 2012 and 2011 and for the period from May 21, 2010 to December 31, 2010, was approximately 3.23%, 3.35% and 3.58%, respectively.

On September 4, 2012, MCS, a wholly owned subsidiary of the Company, obtained a waiver letter for the period until December 31, 2012, whereby HSBC agreed to waive any default which had occurred or would occur under the HSBC Facility. On October 15, 2012 and December 4, 2012, the Company successfully sold the vessels Clipper Grace and Clipper Glory, respectively, with gross sale proceeds of $22,500. Part of the sale proceeds of $17,051 were applied towards the full and final satisfaction of all liabilities owed to HSBC. HSBC has also released the Company from all the liabilities and obligations under the HSBC Facility.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

d.   DVB Loan Facility

The loan facility with DVB, as agent, was used to partly finance the cost of the acquisition of four vessels (Note 1(c)) through one senior and one junior facility. The loan was repayable in sixteen quarterly installments plus balloon payment through October 2015. On January 2012, the Company prepaid the entire balloon of $6,765 related to Maritime Freeway Shipping Limited and a portion of the balloon related to Maritime Fiesta Shipping Limited, an amount of $1,435.

The applicable margin was USD LIBOR plus 2.10% per annum on the senior loan and USD LIBOR plus 4.90% per annum on the junior loan. The weighted average interest rate on the DVB loan facility, including the spread, for the years ended December 31, 2012 and 2011 and for the period from May 21, 2010 to December 31, 2010, was approximately 3.12%, 2.92% and 2.99%, respectively.

As of December 31, 2012, the Company was in breach with the security value covenant under the DVB loan facility and on January 25, 2013, entered into a settlement agreement with DVB, for the sale of the four vessel owning subsidiaries to a third party entity nominated by DVB. The Company successfully closed the sale of the vessel owning subsidiaries on January 29, 2013 and the outstanding debt was discharged (Note 23(a)). DVB also released the Company from all the liabilities and obligations under the DVB Facility Agreement. As of December 31, 2012, the outstanding debt was classified as current.

e.   UOB Loan Facility

The loan facility with UOB was used to partly finance the cost of the acquisition of three vessels (Note 1(c)). The remaining balances of the subordinated debt as of December 31, 2012 and 2011, of $10,821 and $10,397, respectively, are repayable up to the final balloon payment date of the original UOB loan facility. The remaining loan amounts as of December 31, 2012 are repayable in quarterly installments plus balloon payments through May 2016.

The applicable margin was USD LIBOR plus 2.50% per annum in relation to the senior loan and USD LIBOR plus 3.50% per annum in relation to the subordinated loan. The weighted average interest rate on the UOB loan facility, including the spread, for the years ended December 31, 2012 and 2011 and for the period from May 21, 2010 to December 31, 2010, was approximately 3.24%, 3.06% and 3.14%, respectively.

As of December 31, 2012 the Company was in breach with certain covenants under the UOB loan facility, including the failure to make principal installments, interest and interest swap payments and the failure to satisfy minimum liquidity reserves and the mandatory term deposit undertaking. To date, the Company has not obtained waivers of these defaults from UOB. As of December 31, 2012 the outstanding facility was classified as current.

12.	Trade Accounts and Other Payables:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2012	2011
Creditors	2,013	2,431
Insurances	228	136
Other	273	28
Total	2,514	2,595

13.	Financial Instruments:

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Company cannot predict whether its charterers will, upon the expiration of their charters, re-charter the Company's vessels on favorable terms or at all. This decision is likely to depend upon prevailing charter rates in the months prior to charter expiration. If the Company's charterers decide not to re-charter its vessels, the Company may not be able to re-charter them on similar terms. The Company employs vessels in the spot market, which is subject to greater rate fluctuation than the time charter market. If the Company receives lower charter rates under replacement charters or are unable to re-charter all of its vessels, the Company's net revenue will decrease.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(b)	Interest Rate Risk

The Company's interest rates and long-term loan repayment terms are described in Note 11.

Fair Value of Financial Instruments

The fair values of the financial instruments shown in the consolidated balance sheets as of December 31, 2012 and 2011 represent management's best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

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

c.
As of December 31, 2012 and 2011, the Company had outstanding one and four interest rate swap agreements, respectively. These contracts do not qualify for hedge accounting and as such changes in their fair values are reported to earnings. The fair value of these agreements equates to the amount that would be paid by the Company to transfer the remaining rights and obligations under these contracts to a market participant of comparable credit standing taking into account relevant market factors.

The Company's interest rate swaps have the following characteristics:

As of December 31, 2012, the Company had one unexpired interest rate swap maturing on June 10, 2013 for a notional principal amount of $25,775. Under the provisions of the agreement, the Company pays a fixed rate of 3.96% and receives the three month USD LIBOR quarterly.

During 2012, the Company had one unexpired interest rate swap maturing on January 25, 2013 for a notional amount of $50,000  associated with BET which was disposed (Note 1(a)). Under the provisions of the agreement, the Company paid a fixed rate of 3.13% and received the six month USD LIBOR semiannually.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

During 2012, the Company had two interest rate swaps that matured. The total notional principal amount of those interest rate swaps was $54,297, and under the provisions of the agreements the Company paid a fixed rate of 4.84% and 4.80% and received the six month USD LIBOR semiannually and the three month USD LIBOR quarterly, respectively.

During the year ended December 31, 2011, the Company had two interest rate swaps that matured. The total notional principal amount of those interest rate swaps was $74,927, and under the provisions of the agreements the Company paid a fixed rate of 3.2925% and 2.96% respectively and received the three month USD LIBOR quarterly.

(c)	Fair Value Hierarchy

The Company adopted the guidance under ASC820 as amended by ASU 2011-04, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. This statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurement involving significant unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1:  Quoted market prices in active markets for identical assets or liabilities;
Level 2:  Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3:  Unobservable inputs that are not corroborated by market data.

The Company's financial and nonfinancial items measured at fair value on a recurring basis at December 31, 2012 were:

	Level 1	Level 2	Level 3	Total
Interest Rate Swap – Current liabilities	-	(491)	-	(491)
	-	(491)	-	(491)

As of December 31, 2012 the Company has defaulted payments of interest on its swap agreements.

The Company's financial and nonfinancial items measured at fair value on a recurring basis at December 31, 2011 were:

	Level 1	Level 2	Level 3	Total
Interest Rate Swap – Current liabilities	-	(4,092)	-	(4,092)
Interest Rate Swap – Net of current portion	-	(270)	-	(270)
	-	(4,362)	-	(4,362)

The Company's items that are measured at fair value on a non-recurring basis at December 31, 2012 were:

	Level 1	Level 2	Level 3	Total
Vessels held for sale (1)	-	-	39,750	39,750
Vessels held and used (2)	-	-	16,322	16,322
Deferred charges (3)	-	-	178	178
	-	-	56,250	56,250

(1)
In accordance with the provisions of relevant guidance, as of December 31, 2012, the Company compared the carrying values of the vessels which were classified as held for sale in the accompanying consolidated balance sheet for the year ended December 31, 2012 (Note 9), with their estimated fair market values less costs to sell and recognized an impairment loss of $67,275 in the accompanying consolidated statements of operations.

(2)
In addition to the vessels which were classified as held for sale in the accompanying consolidated balance sheet for the year ended December 31, 2012 (Note 9), the Company also tested for impairment the remaining vessels of its fleet and recognized an impairment loss of $24,078. The impairment loss was measured as the amount by which the carrying amount of the vessels exceeded their fair value, which was determined using the valuation derived from market data available at December 31, 2012.

(3)	Represents unamortized dry-docking costs of vessels classified as held and used for which impairment loss was recognized at December 31, 2012.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

The Company's nonfinancial items that are measured at fair value on a non-recurring basis at December 31, 2011 were:

	Level 1	Level 2	Level 3	Total
Vessels, net	-	-	103,863	103,863
Deferred charges	-	-	1,137	1,137
Goodwill	-	-	4,365	4,365
	-	-	109,365	109,365

The Company recorded an impairment loss of $188,995 on its six initial vessels as of September 30, 2011, thus reducing the vessels' carrying value and their respective unamortized dry-docking costs at September 30, 2011 from $291,264 and $2,731, respectively, to $103,863 and $1,137, respectively (see Notes 9 and 10). The Company recorded an impairment loss on its goodwill as of September 30, 2011, thus reducing its goodwill at September 30, 2011 to $4,365 (Note 2).

The effect of financial instruments on the consolidated statements of income/(loss) for the years ended December 31, 2012, 2011 and 2010 are:

Derivatives not designated as hedging instruments	Location of loss recognized	Amount of loss
		2012	2011	2010
Interest rate swaps	Loss on financial instruments	(189)	(641)	(4,164)

14.	Deferred Revenue:

Deferred revenue in the accompanying consolidated balance sheet as at December 31, 2012 and 2011 was $86 and $590, respectively. The amounts represent cash received from charterers prior to the balance sheet date and relates to revenue applicable to periods after such date.

Deferred revenue - related party in the accompanying consolidated balance sheet as at December 31, 2012 and 2011 was $NIL and $142, respectively. The December 31, 2011 amount represents cash received from Swissmarine prior to the balance sheet date and relates to revenue applicable to periods after such date.

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

Rental expense for the years ended December 31, 2012, 2011 and 2010 was $514, $1,164 and $1,351, respectively (Note 3(f)). Fixed future minimum rent commitments as of December 31, 2012, based on a Euro/U.S. dollar exchange rate of €1.00:$1.3193 and on a U.S. dollar/Hong Kong dollar exchange rate of $1.00:HK$7.7503, were as follows:

Rental commitments
2013	462
2014	66
Total	528

Future minimum time charter revenue collections from vessels committed to non-cancelable time charter contracts, net of commissions, are expected to be $2,818 for 2013.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

16.	Capital Structure:

(a)  Common Stock

On July 21, 2010, the Company approved and amended its Articles of Incorporation to increase the number of authorized shares of common stock, par value $0.0001 per share, from 200,000,000 to 500,000,000 shares.

On January 28, 2010, the Company priced a public offering of 1,388,889 shares of common stock, an additional 208,333 shares of common stock to cover over-allotments and 277,778 shares which were acquired by the Restis family. The shares were offered to the public at $18.00 per share and the offering was concluded on February 3, 2010, raising net proceeds amounted to $26,381. On March 19, 2010, an additional 129,667 shares of the Company's common stock were acquired by the underwriters which resulted in additional net proceeds to the Company of approximately $2,145.

On September 15 and October 22, 2010, the Company issued 1,650,794 shares in connection with the acquisition of the remaining 49% of MCS and 1,650,794 shares in connection with the acquisition of the remaining 50% of BET.

On June 23, 2011, the Board of Directors approved a reverse split of the Company's common stock at a ratio of one-for-fifteen. The reverse stock split became effective on June 24, 2011 and the Company's common stock began trading on a split-adjusted basis at the opening of trading on June 27, 2011. There was no change in the number of authorized shares or the par value of the Company's common stock. Following the effectiveness of the reverse stock split, the number of common shares issued, earnings per share, warrants and share options were retrospectively adjusted in accordance with the 1:15 ratio for all periods presented.

On February 23, 2011, the Company issued 3,332 unvested shares in connection with the Equity Incentive Plan (Note 22). On January 10, 2012 and on January 10, 2013, 1,114 and 1,110 shares of common stock out of the 3,332 unvested shares that were issued on February 23, 2011, vested to the respective shareholders.

On January 4, 2012, the Company entered into a registration rights agreement in connection with a share purchase agreement under which the Company sold 4,641,620 of its common shares to four entities affiliated with the Restis family, for $10,000 (Note 3(a)).

On January 24, 2012, the Company was notified by NASDAQ that it was no longer in compliance with NASDAQ Listing Rule 5450(b)(1)(C) because the market value of the publicly held shares of its common stock for 30 consecutive business days, from December 6, 2011 to January 23, 2012 had been below the minimum $5,000 market value of publicly held shares requirement for continued listing on the NASDAQ Global Market. This notification had no effect on the listing of the Company's common stock, and the applicable grace period to regain compliance was 180 calendar days, expiring on July 23, 2012. The Company regained compliance at the end of February 2012, when during the applicable grace period the Company's minimum market value of the publicly held shares was $5,000 or greater for a minimum of ten consecutive business days.

On June 29, 2012, the Company was notified by NASDAQ that it was no longer in compliance with NASDAQ Listing Rule 5450(b)(1)(C) because the market value of the publicly held shares of its common stock for 30 consecutive business days, from May 16, 2012 to June 28, 2012, had been below the minimum $5,000 market value of publicly held shares requirement for continued listing on the NASDAQ Global Market. The applicable grace period to regain compliance was 180 calendar days, expiring on December 26, 2012. Prior to the expiration of this grace period, the Company transferred the listing of its common stock to the NASDAQ Capital Market, effective on December 21, 2012.

(b) Warrants and Unit Purchase Option

In connection with the public offering of January 28, 2010, the Company granted 1,041,667 warrants with an exercise price of $19.80 each on February 3, 2010 and on March 19, 2010, Seanergy granted 97,250 additional warrants. The fair value of these warrants amounted to $1,053. The warrants were exercisable beginning on August 3, 2010 and expire on February 2, 2015. No expenses were recorded in connection with these warrants which were classified in equity.

Following the Company's reverse stock split in June 2011, with respect to the warrants from the Company's 2010 secondary offering, as a result of the reverse stock split, each warrant now reflects an increase in the per share exercise price and a decrease in the number of warrant shares at the same proportion as the reverse stock split. Accordingly, each warrant is now exercisable for one-fifteenth of a share, following the reverse stock split at an exercise price of $19.80 for each such warrant share.

The underwriters of the Company's initial public offering on September 28, 2007, did not exercise the Unit Purchase Option offered by the Company in connection to that initial public offering and the option expired on September 24, 2012.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

As of December 31, 2012, the Company had outstanding underwriters' warrants exercisable to purchase an aggregate of approximately 75,927 shares of Seanergy's common stock.

(c) Preferred Stock

On August 4, 2011, the Company amended its Articles of Incorporation to increase the number of authorized preferred stock with par value $0.0001 per share from 1,000,000 to 25,000,000, with such designations, voting and other rights and preferences, as may be determined from time to time by the Board of Directors. As of December 31, 2012 and as of December 31, 2011, no shares of preferred stock have been issued.

(d) Dividends

The declaration and payment of any dividend is subject to the discretion of Seanergy's board of directors and is dependent upon its earnings, financial condition, cash requirements and availability and restrictions in its loan agreements. As of December 31, 2012 and December 31, 2011, no dividends were declared.

17.	Direct Voyage Expenses and Vessel Operating Expenses:

Direct voyage expenses are analyzed as follows:

	2012	2011	2010
Bunkers	10,736	905	1,638
Port expenses	1,609	901	495
Commissions	266	437	159
Other	976	298	107
Total	13,587	2,541	2,399

 Vessel operating expenses are analyzed as follows:

	2012	2011	2010
Crew wages and related costs	13,670	16,423	14,095
Chemicals and lubricants	2,831	3,546	3,412
Repairs and maintenance	6,592	9,735	9,475
Insurance	2,791	3,490	2,825
Miscellaneous expenses	1,099	1,533	860
Total	26,983	34,727	30,667

18.	General and Administration Expenses:

General and administrative expenses are analyzed as follows:

	2012	2011	2010
Auditors' and accountants' fees	712	752	994
Professional services	2,142	1,844	1,615
Salaries, BOD remuneration and other compensation	2,210	3,219	3,159
Directors and Officers Insurance	137	173	166
Other	1,136	2,082	1,672
Total	6,337	8,070	7,606

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Other expenses are analyzed as follows:

	2012	2011	2010
Seanergy's executive office expenses	136	110	134
MCS office rent	112	561	654
Travel and transportation	132	236	116
Subscriptions	94	146	118
Other	662	1,029	650
Total	1,136	2,082	1,672

19.	General and Administration Expenses – Related Party:

General and administrative expenses-related party are analyzed as follows:

	2012	2011	2010
Office rental (Note 3(d))	402	603	697
Total	402	603	697

20.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	2012	2011	2010
Interest on long-term debt	9,602	9,926	9,078
Interest on revolving credit facility	2,252	2,330	2,259
Amortization of debt issuance costs	466	657	738
Restructuring fees on acquired debt	-	407	705
Other	160	162	151
Total	12,480	13,482	12,931

21.	(Loss) / Earnings per Share:

The calculation of net (loss) / earnings per common share is summarized below:

	2012	2011	2010

Net (loss) / income attributable to Seanergy Maritime Holdings Corp.	(193,768)	(197,756)	132

Weighted average common shares outstanding – basic and diluted	11,576,576	7,314,636	5,861,129
Net (loss) / earnings per common share – basic and diluted	$(16.74)	$(27.04)	$0.02

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Non-vested shares issued under the Equity Incentive Plan (Note 22) of 2,218 and 3,332 are excluded from the diluted EPS calculation for the years ended December 31, 2012 and 2011, respectively, due to their anti-dilutive effect.

As of December 31, 2012, 2011 and 2010 all outstanding warrants to acquire 1,138,917, 1,138,917 and 2,674,906 shares of common stock, respectively, were anti-dilutive. The underwriters' purchase options (common shares of 66,667 and warrants of 1,000,000 which expired in September 24, 2012 were also anti-dilutive for the years ended December 31, 2011 and 2010.

Thus, as of December 31, 2012, 2011 and 2010, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

Private warrants	1,138,917
Non-vested shares	2,218
Total	1,141,135

22.	Equity Incentive Plan:

On January 12, 2011, the Board adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan ("Plan"). A total of 8,750,000 shares of common stock were reserved for issuance under the Plan, which is administered by the Compensation Committee of the Board of Directors.

On February 16, 2011, the Compensation Committee granted an aggregate of 3,332 restricted shares of common stock, pursuant to the Plan. Of the total 3,332 shares, 2,667 shares were granted to Seanergy's two executive directors and the other 665 shares were granted to certain of Seanergy's other employees. The fair value of each share on the grant date was $13.28 and is expensed over three years. All the shares vest proportionally over a period of three years, commencing on January 10, 2012. On January 10, 2012, 1,114 shares were issued and on January 10, 2013, 1,110 shares were issued.

In May 2012, the total number of shares originally reserved under the Plan was adjusted to 583,334 shares to reflect the Reverse Stock Split. Under the Plan, officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock and restricted stock units at the discretion of the Compensation Committee.

The amortization of stock based compensation for the years ended December 31, 2012 and 2011 amounted to $15 and $14, respectively and is recorded in general and administrative expenses (Note 18).

23.	Subsequent Events:

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

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

a)
On January 29, 2013, MCS sold its 100% ownership interest in the four subsidiaries that owned the Handysize dry bulk carriers Fiesta, Pacific Fantasy, Pacific Fighter and Clipper Freeway. The buyer is a third-party nominee of the lenders under the senior secured credit facility with DVB, as agent. MCS had provided a guarantee under this facility, and in exchange for the sale, approximately $30,287 of outstanding debt was discharged. In addition, the guarantee provided by MCS was fully released. In connection with the sale of the subsidiaries, the Company’s Board of Directors obtained a fairness opinion from an independent third party.

The Company estimated the historical carrying values of the assets and liabilities sold on the date of the sale which were as follows:

Cash and restricted cash	1,902
Vessels and other assets	22,883
Long-term debt and other liabilities	(30,401)
Net liabilities	(5,616)

The Company expects to record a gain in the 2013 from the sale of the four MCS subsidiaries under the facility agreement with DVB, of $ 5,536.

b)
On April 10, 2013, the Company sold the African Oryx, a 24,112 dwt Handysize drybulk vessel, built in 1997, at a gross price of $4,073. The Company used the sale proceeds to repay bank debt. The sale is expected to result in an additional impairment loss of $865 that will be recorded in 2013.

c)
The Company is currently negotiating with UOB for an agreement by which UOB will release the Company from all debt obligations of $37,995 as of December 31, 2012 under the UOB related facility in exchange for the sale of either its 100% ownership interest in the MCS subsidiaries under the UOB loan facility or the vessels under the UOB loan facility.

In addition the Company has been negotiating with Piraeus Bank (ex CPB) to amend the terms of the term and the revolving credit facility to enable the Company to comply with certain covenants on an ongoing basis after the closing of the restructuring. The Company had outstanding indebtedness of $138,782 as of December 31, 2012, under the two facilities with CPB., The 2012-2013 Cypriot financial crisis resulted to the downgrading of the Cyprus economy to junk and the country’s inability to fund its expenses and to restructure its troubled Cypriot banks.  On March 25, 2013, as part of the Cyprus international bail-in plan, Piraeus Bank of Greece has taken over the operations of the Cypriot banks in Greece, including the Greek branches of CPB. Following the takeover of CPB by Piraeus Bank the negotiations are now taking place between the Company and Piraeus Bank.