Form 20-F/A
period 2012-12-31
Seanergy Maritime Holdings Corp.
filed 2013-05-29
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [_] Yes  [X] No

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

[_] Yes    [X] No

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 originally filed with the Securities and Exchange Commission on April 26, 2013 ("2012 Form 20-F"), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

PART III

ITEM 19. EXHIBITS

The exhibits listed on the Exhibit Index hereof are filed herewith in response to this Item.

Exhibits	Description

101
The following financial information from Seanergy Maritime Holding Corp.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 26, 2013, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2012 and 2011;
(2) Consolidated Statements of Income/(loss) for the years ended December 31, 2012, 2011 and 2010;
(3) Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010;
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010;
(5) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Date: May 28, 2013	By:	/s/ Stamatis Tsantanis
Stamatis Tsantanis
Chief Executive Officer