Form 20-F/A
period 2012-12-31
Seanergy Maritime Holdings Corp.
filed 2013-05-30
CIK 1448397

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

[_] Yes    [X] No

Explanatory Note

This Amendment No. 2 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 originally filed with the Securities and Exchange Commission on April 26, 2013 ("2012 Form 20-F"), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed. This Amendment No. 2 supersedes Amendment No. 1 to the 2012 Form 20-F, filed on May 29, 2013, which due to a filing error did not include Exhibit 101.

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

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Date: May 29, 2013	By:	/s/ Stamatis Tsantanis
Stamatis Tsantanis
Chief Executive Officer