Form 20-F
period 2013-12-31
Seanergy Maritime Holdings Corp.
filed 2014-04-18
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

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

Stamatis Tsantanis, Chairman & Chief Executive Officer
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2013, there were 11,959,271 shares of the registrant's common stock, $0.0001 par value, outstanding.

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

Large accelerated filer [_]	Accelerated filer [_]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [_]	Other [_]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[_] Item 17      [_] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[_] Yes    [X] No

TABLE OF CONTENTS

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

•	our ability to come to a satisfactory resolution with our lenders in our ongoing debt restructuring process;

•	our ability to pay dividends in the future;

•	shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	future, pending or recent acquisitions and disposition, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses;

•	the useful lives and changes in the value of our vessels and their impact on our compliance with loan covenants;

•	availability of crew, number of off-hire days, classification survey requirements and insurance costs;

•	global and regional economic and political conditions;

•	our ability to leverage the relationships and reputation in the dry bulk shipping industry of Safbulk Pty Ltd., or Safbulk, and Enterprises Shipping and Trading S.A., or EST;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels;

•	acts of terrorism and other hostilities;

•	the number of newbuildings under construction in the dry bulk industry;

•	future charter hire rates and vessel values;

•	loss of our customers, charters or vessels;

•	the aging of our fleet and increases in operating costs;

•	damage to our vessels; and

•	other factors discussed in "Item 3.D. Risk Factors."

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

A.           Selected Financial Data

The following table sets forth our selected consolidated financial data. The selected consolidated financial data in the table as of December 31, 2013, 2012, 2011, 2010 and 2009 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements and related notes included elsewhere in this annual report.

Amounts in the tables below are in thousands of U.S. dollars, except for share and per share data.

	Year Ended December 31,

	2013	2012	2011	2010	2009
Statement of Income Data:
Vessel revenue, net	23,079	55,616	104,060	95,856	87,897
Direct voyage expenses	(8,035)	(13,587)	(2,541)	(2,399)	(753)
Vessel operating expenses	(11,086)	(26,983)	(34,727)	(30,667)	(16,222)
Voyage expenses - related party	(313)	(532)	(661)	(434)	(1,119)
Management fees - related party	(743)	(1,625)	(2,415)	(2,328)	(1,715)
Management fees	(194)	(588)	(576)	(316)	-
General and administration expenses	(3,966)	(6,337)	(8,070)	(7,606)	(5,928)
General and administration expenses - related party	(412)	(402)	(603)	(697)	(742)
Loss on bad debts	-	(327)	-	-	-
Amortization of deferred dry-docking costs	(232)	(3,648)	(7,313)	(3,657)	(1,045)
Depreciation	(982)	(15,606)	(28,856)	(29,328)	(26,812)
Loss on sale of vessels	-	(15,590)	-	-	-
Gain from acquisition of subsidiary	-	-	-	-	6,813
Impairment loss for goodwill	-	(4,365)	(12,910)	-	-
Impairment loss for vessels and deferred charges	(3,564)	(147,143)	(188,995)	-	-
Gain from disposal of subsidiaries	25,719	-	-	-	-
Operating income (loss)	19,271	(181,117)	(183,607)	18,424	40,374
Interest and finance costs	(8,389)	(12,480)	(13,482)	(12,931)	(7,230)
Interest and finance costs – shareholders	-	-	-	-	(386)
Interest income	13	59	60	358	430
Loss on interest rate swaps	(8)	(189)	(641)	(4,164)	(1,575)
Foreign currency exchange gains (losses), net	19	(43)	(46)	14	(44)
Net income / (loss) before taxes	10,906	(193,770)	(197,716)	1,701	31,569
Income taxes	1	2	(40)	(60)	-
Net income / (loss)	10,907	(193,768)	(197,756)	1,641	31,569
Less: Net income attributable to the noncontrolling interest	-	-	-	(1,509)	(1,517)
Net income / (loss) attributable to Seanergy Maritime Holdings Corp.	10,907	(193,768)	(197,756)	132	30,052
Net income / (loss) per common share
Basic	0.91	(16.74)	(27.04)	0.02	17.42
Diluted	0.91	(16.74)	(27.04)	0.02	14.77
Weighted average common shares outstanding
Basic	11,958,140	11,576,576	7,314,636	5,861,129	1,725,531
Diluted	11,959,276	11,576,576	7,314,636	5,861,129	2,035,285

Dividends declared per share	-	-	-	-	-

	As of December 31,
	2013	2012	2011	2010	2009
Balance Sheet Data:
Total current assets	66,350	52,086	43,432	68,459	67,473
Vessels, net	-	68,511	381,129	597,372	444,820
Total assets	66,350	120,960	436,476	696,401	538,452
Total current liabilities, including current portion of long-term debt	157,045	222,577	58,697	72,791	42,138
Long-term debt, net of current portion	-	-	300,586	346,168	267,360
Seanergy common stock	1	1	1	1	-
Total Seanergy shareholders' equity	(90,695)	(101,617)	76,923	274,665	208,489
Noncontrolling interest	-	-	-	-	18,330
Total shareholders' (deficit) / equity	(90,695)	(101,617)	76,923	274,665	226,819

	Year Ended December 31,
	2013	2012	2011	2010	2009
Cash Flow Data:
Net cash provided by operating activities	1,030	2,418	26,439	31,537	43,208
Net cash provided by investing activities	993	55,402	-	7,885	36,353
Net cash used in financing activities	(3,246)	(71,256)	(62,492)	(49,242)	(43,497)

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

The market values of vessels we may acquire in the future may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our future credit facilities and we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of vessels we may acquire in the future are related to prevailing freight charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary. A decrease in the market value of vessels we may acquire in the future would require us to raise additional capital in order to remain compliant with our future loan covenants, and could result in the loss of vessels we may acquire in the future and adversely affect our earnings and financial condition.

The fair market value of vessels we may acquire in the future may increase and decrease depending on a number of factors including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	types and sizes of vessels;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental and other regulations; and

•	technological advances.

In addition, as vessels grow older, they generally decline in value. If the fair market value of vessels we may acquire in the future declines, we may not be in compliance with certain security margin covenants of our future credit facilities. During the year ended December 31, 2013, we were not in compliance with certain covenants in our loan facilities, including security margin covenants. As of the date of this annual report, we do not have any outstanding indebtedness. For a discussion of the restructuring of our debt, please see "Item 4. History and Development of the Company—Restructuring."  However, we expect that we will enter into secured credit facilities in connection with the future acquisition of vessels. For more information regarding our credit facilities, please see "Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Credit Facilities."

In addition, if we sell any of the vessels we may acquire in the future at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. For example, in April 2013, the sale of the African Oryx, a Handysize bulk carrier, to an unrelated third party for $4.1 million resulted in an impairment loss of $0.9 million recorded in the first quarter of 2013.

Charter hire rates for dry bulk carriers are highly volatile and remain significantly below the highs of 2008, which has adversely affected our revenues, earnings and profitability and our ability to pay dividends in the future.

The abrupt and dramatic downturn in the dry bulk charter market, from which we have derived substantially all of our revenues, has severely affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 647 in February 2012, which represents a decline of 95%. Over the comparable period of May 2008 through February 2012, the high and low of the Baltic Capesize Index, the Baltic Panamax Index, the Baltic Supramax Index and the Baltic Handysize Index represent declines of 96%, 96%, 94% and 92%, respectively. Since 2008, the BDI has remained volatile. In 2013, the BDI ranged from a low of 698 in January 2013 to a high of 2,337 in December 2013, and to date in 2014, has ranged from a low of 936 in April to a high of 2,113 in January. The decline and volatility in charter rates have been due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased vessel deliveries. Dry bulk charter rates are at depressed levels and may decline further. These circumstances, which result from the economic situation worldwide and the multiple disruptions to the operation of global credit markets, have had a number of adverse consequences for dry bulk shipping, including, among other developments:

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

Fluctuations in charter rates and vessel values result from changes in the supply and demand for dry bulk cargoes carried internationally at sea, including coal, iron, ore, grains and minerals. The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order was near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2013. As of the end of February 2014, newbuilding orders were placed for an aggregate of more than 20% of the current global dry bulk fleet, with deliveries expected during the next four years. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity, particularly in conjunction with the current low level of demand, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. If the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our dry bulk carriers expire or are terminated, we may only be able to recharter vessels we may acquire in the future at reduced rates or we may not be able to charter them at all. Because the factors affecting the supply and demand for dry bulk carriers are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in dry bulk shipping market conditions are also unpredictable.

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

•	factors that influence the supply of vessel capacity include:

•	number of new vessel deliveries;

•	scrapping rate of older vessels;

•	vessel casualties;

•	price of steel;

•	number of vessels that are out of service;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	port or canal congestion.

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

We anticipate that the future demand for vessels we may acquire in the future will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the world's dry bulk carrier fleet and the sources and supply of cargo to be transported by sea. If the global vessel capacity increases in the dry bulk shipping market, but the demand for vessel capacity in this market does not increase or increases at a slower rate, the charter rates could materially decline, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Since 2008, lending by financial institutions worldwide remains at very low levels compared to the period preceding 2008.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP is estimated to remain unchanged at approximately 7.7% for the year ended December 31, 2013, as compared to approximately 7.7% for the year ended December 31, 2012, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the European Union may further adversely affect economic growth in China and elsewhere. Our results of operations and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries.

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

For example, on March 25, 2013, two of our credit facilities with CPB, one of Cyprus's largest banks, with outstanding indebtedness of $138.8 million, were taken over by Piraeus Bank S.A., or Piraeus Bank. As part of the Cypriot international bail-in plan, Piraeus Bank has taken over the operations of the Cypriot Banks in Greece, including CPB. Our loan facilities and operating accounts were transferred to Piraeus Bank, with whom we concluded the process of restructuring our outstanding indebtedness.

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

Upon redelivery of vessels at the end of a period time or voyage time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter.

We may employ vessels we acquire in the future on the spot charter market.  Spot charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense. We do not intend to hedge our fuel costs thus an increase in the price of fuel beyond our expectations may affect in a negative way our profitability and our cash flows.

We may become dependent on spot charters in the volatile shipping markets which may have an adverse impact on stable cash flows and revenues.

We may employ vessels we acquire in the future on the spot charter market. The spot charter market is highly competitive and rates within this market are subject to volatile fluctuations, while longer-term period time charters provide income at predetermined rates over more extended periods of time. When we spot charter vessels we may acquire in the future, there can be no assurance that we will be successful in keeping all the vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable the vessels to be operated profitably. A significant decrease in charter rates could affect the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders could be further impaired.

Our operations are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends in the future.

We will operate vessels we may acquire in the future in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. To the extent we operate vessels in the spot market, this seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedule and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, our revenues may be stronger in fiscal quarters ending December 31 and March 31. While this seasonality will not affect our operating results as long as our fleet is employed on period time charters, if our vessels are employed in the spot market in the future, seasonality may materially affect our operating results.

Vessels we may acquire in the future may call on ports located in countries that are subject to restrictions imposed by the United States, the European Union or other governments that could adversely affect our reputation and the market price of our common stock.

From time to time, on charterers' instructions, vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism including Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions to additional activities of non-U.S. companies and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action" ("JPOA"). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and E.U. would voluntarily suspend certain sanctions for a period of six months.

On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.

Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations. In order to maintain compliance, we are monitoring and reviewing the movement of our vessels on a frequent basis. During 2013, two of our chartered vessels made two port calls to Iran, representing approximately 1.4% of the approximately 140 total calls on worldwide ports made by our vessels during 2013. These two port calls occurred while the respective vessels where chartered to third parties and operated at the instructions of the charterers or sub-charterers.

All or most of our future charters shall include provisions and trade exclusion clauses prohibiting the vessels from calling on ports where there is an existing U.S embargo. Furthermore as of the date hereof, neither the Company nor its subsidiaries have ever entered into or have any future plans to enter into, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, Syria, Sudan or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries.

Due to the nature of our business and the evolving nature of the foregoing sanctions and embargo laws and regulations, there can be no assurance that we will be in compliance at all times in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of vessels we may acquire in the future are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes. These requirements include, but are not limited to, European Union Regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including but not limited to, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast water, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of vessels we may acquire in the future. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which vessels we may acquire in the future are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

The operation of vessels such as dry bulk carriers has certain particular risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during discharging operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during discharging procedures may affect a vessel's seaworthiness while at sea. Hull fractures in dry bulk carriers may lead to the flooding of the vessels' holds. If a dry bulk carrier suffers flooding in her forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and our ability to pay dividends in the future.

If any of the vessels we may acquire in the future fails to maintain its class certification and/or fails any annual survey, intermediate survey, or special survey, or if any scheduled class survey takes longer or is more expensive than anticipated, this could have a material adverse impact on our financial condition and results of operations.

The hull and machinery of every commercial vessel must be certified by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for the Safety of Life at Sea, or SOLAS.

A vessel must undergo annual, intermediate and special surveys. The vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. At the beginning, in between and in the end of this cycle, every vessel is required to undergo inspection of her underwater parts that usually includes dry-docking. These surveys and dry-dockings can be costly and can result in delays in returning a vessel to operation. The cost of our fleet's surveys in 2013 totaled approximately $1 million.

If any vessel does not maintain its class, the vessel will not be allowed to carry cargo between ports and cannot be employed or insured. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Because seafaring employees we may employ in the future are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

Our future vessel-owning subsidiaries shall employ a large number of seafarers. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Maritime claimants could arrest vessels we may acquire in the future, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of the vessels we may acquire in the future could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted which would have a material adverse effect on our financial condition and results of operations.

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one of vessels we may acquire in the future for claims relating to another of our vessels.

Governments could requisition vessels we may acquire in the future during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize vessels we may acquire in the future. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition vessels we may acquire in the future for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of vessels we may acquire in the future could have a material adverse effect on our financial condition and results of operations.

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

Company Specific Risk Factors

Our independent auditors have expressed doubt about our ability to continue as a going concern. The existence of such report may adversely affect our stock price, our business relationships and our ability to raise capital. There is no assurance that we will not receive a similar report for the year ended December 31, 2014.

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

Our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our audited financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern. Following our restructuring, the Company has initiated a process of reviewing the market in order to identify suitable vessel acquisitions. We expect to finance these acquisitions with equity provided through capital markets transactions and our shareholders and/or new loan arrangements. Although we believe that as a result of our acquisition efforts, we may overcome such doubt in the future, we cannot provide any assurance that we will in fact operate our business profitably or obtain sufficient financing to sustain our business, generate sufficient revenue and operating cash flow. Accordingly, there can be no assurance that our independent registered public accounting firm's report on our future financial statements for any future period will not include a similar explanatory paragraph if we are unable to successfully implement our acquisition plan. Ernst & Young's, or any successor's expression of such doubt or our inability to overcome the factors leading to such doubt could have a material adverse effect on our stock price, our business relationships and ability to raise capital and therefore could have a material adverse effect on our business and financial prospects.

We will not generate any revenues until we identify and acquire additional vessels.

We do not currently have any operating vessels. We have initiated a process of reviewing the market in order to identify suitable vessel acquisitions. We expect to finance these acquisitions with equity provided through capital markets transactions and our shareholders and/or new loan arrangements. Our acquisition strategy focuses on newbuilding or secondhand dry bulk carriers, although we may acquire vessels in other sectors which we believe offer attractive investment opportunities. Until we identify and acquire additional vessels, we will not generate any revenues. However, we will continue to incur costs related to any efforts to identify other vessels for acquisition, interest expense for any debt we incur and general administrative expenses, including those related to being a public company. As a result, we will incur losses and are unlikely to be able to pay dividends prior to operating any vessels we may acquire. Furthermore, although we believe that our acquisition efforts will be successful, we cannot provide any assurance that we will in fact manage to acquire vessels and generate sufficient revenue and operating cash flow.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

We intend to acquire vessels in the future. Our future growth will primarily depend on our ability to:

•	generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);

•	raise equity and obtain required financing for our existing and new operations;

•	locate and acquire suitable vessels;

•	identify and consummate acquisitions or joint ventures;

•	integrate any acquired business successfully with our existing operations;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	enhance our customer base; and

•	manage expansion.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans and we may incur significant additional expenses and losses in connection therewith.

Newbuilding projects are subject to risks that could cause delays.

We may enter into newbuilding contracts in connection with our vessel acquisition strategy.  Newbuilding construction projects are subject to risks of delay inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Yards' failure to complete the project on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results as we will continue to incur other costs to operate our business.

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

As of December 31, 2013, we had outstanding debt of $134.9 million. As of the date of this annual report, we have completed the restructuring of our debt. However, we anticipate that we may incur significant future secured indebtedness in connection with the acquisition of vessels, although there can be no assurance that we will be successful in identifying such vessels or securing such debt financing. Significant levels of debt could have important consequences to us, including the following:

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

Our ability to service our future indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control, as well as the level of future interest rates applicable to our outstanding indebtedness. If our operating income is not sufficient to service our future indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

The value of our vessels has fluctuated, and the value of vessels we may acquire in the future may continue to fluctuate significantly, due in large part to the sharp decline in the world economy and the charter market. A significant decline in vessel values could result in losses when we sell our vessels or could result in a requirement that we write down their carrying value, which would adversely affect our earnings. In addition, a decline in vessel values could adversely impact our ability to raise additional capital and would likely cause us to violate certain covenants in our loan agreements that relate to vessel value.

The market value of our vessels has historically fluctuated significantly based on general economic and market conditions affecting the shipping industry and prevailing charter hire rates. Since the end of 2008, the market value of our vessels dropped significantly due to, among other things, the substantial decline in charter rates. During the year ended December 31, 2008, we recorded an impairment charge of $44.8 million on goodwill and an impairment charge of $4.5 million on our vessels. No indication of impairment existed as of December 31, 2009, or December 31, 2010. During the year ended December 31, 2011, we recorded an impairment charge of $12.9 million on goodwill and $188.9 million on our vessels. During the year ended December 31, 2012, we recorded an impairment charge of $4.4 million on goodwill and $147.1 million on our vessels. During the year ended December 31, 2013, we recorded a net impairment charge of $3.6 million on our vessels. There can be no assurance as to how long charter rates and vessel values will remain at the current low levels or whether they will improve to any significant degree. Consequently, we may have to record further impairments of vessels we may acquire in the future and goodwill.

The market value of vessels we may acquire in the future may increase or decrease in the future depending on the following factors:

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

In addition, because the market value of vessels we may acquire in the future may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. In addition, whenever events or changes in circumstances indicate potential impairment, we test the carrying value of the vessels in our financial statements, based upon their earning capacity and remaining useful lives. Earning capacity is measured by the vessels' expected earnings under their charters. If we determine that the vessels' carrying values should be reduced, we would recognize an impairment charge on our financial statements that would result in a potentially significant charge against our earnings and a reduction in our shareholders' equity. Such impairment adjustment could also hinder our ability to raise capital. If for any reason we sell our vessels at a time when prices have fallen, the sale proceeds may be less than that vessel's carrying amount on our financial statements, and we would incur a loss and a reduction in earnings. Finally, a decline in vessel values would likely cause us to violate certain covenants in our loan agreement that require vessel values to equal or exceed a stated percentage of the amount of our loans. Such violations could result in a default under our loan agreements.

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

Rising crew costs may adversely affect our profits.

Crew costs are expected to be a significant expense for us under charters for vessels we may acquire in the future. Recently, the limited supply of and increased demand for qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our period time and spot charters. Increases in crew costs may adversely affect our profitability.

The aging of a fleet we may acquire in the future may result in increased operating costs in the future, which could adversely affect our earnings.

As of the date of this annual report, we do not own a fleet of vessels. Should we proceed to acquire vessels in the future, as vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as recently constructed vessels due to improvements in design, technology and engineering. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for conversions, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Also, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton which has become the major vetting service in the dry bulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, as vessels age, we may not be able to operate these vessels profitably during the remainder of their useful lives.

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

Vessels we may acquire in the future may suffer damage and we may face unexpected repair costs, which could adversely affect our cash flow and financial condition.

If vessels we may acquire in the future suffer damage, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of dividends in the future. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay repair costs not covered by our insurance.

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

We may acquire vessels in the future and expand our fleet further if desirable opportunities arise. Our growth will depend on:

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

We expect to obtain charters for vessels we may acquire in the future in highly competitive markets in which our market share is insufficient to enforce any degree of pricing discipline. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. Competition for the transportation of dry bulk cargoes can be intense and depends on price, customer relationships, operating expertise, professional reputation and size, location, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

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

Our success will depend to a significant extent upon the abilities and efforts of our management team. We currently have one executive officer, our Chief Executive Officer and Interim Chief Financial Officer, one general counsel and a support staff of ten employees. Effective October 1, 2012, our current chief executive officer succeeded our former chief executive officer, effective October 1, 2013 our current Chief Executive Officer succeeded our former Chairman in his position as Chairman and effective November 1, 2013 our current Chief Executive Officer succeeded our former Chief Financial Officer as Interim Chief Financial Officer. Our success will depend upon our ability to retain key members of our management team and the ability of our management to recruit and hire suitable employees. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations.

We may not have adequate insurance to compensate us if we lose vessels we may acquire in the future, which may have a material adverse effect on our financial condition and results of operations.

We have procured hull and machinery insurance and protection and indemnity insurance, which include environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not expect to maintain for all of vessels we may acquire in the future insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for vessels we may acquire in the future. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations.

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

Pursuant to our management agreements, EST provided us with technical, general administrative and support services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance, freight management, accounting related to vessels, provisions, bunkering and operation) and M/S Fleet and Wallem provide us with technical management services for certain of our vessels. Our operational success depended significantly upon EST's, M/S Fleet's and Wallem's satisfactory performance of these services. Our business would be harmed if EST, M/S Fleet or Wallem failed to perform these services satisfactorily. As of December 31, 2013 we owed EST approximately $9 million. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our management agreement.

Our ability to compete for and enter into new period time and spot charters and to expand our relationships with our existing charterers for vessels will may acquire in the future will depend largely on our relationship with our commercial manager, Safbulk, and its reputation and relationships in the shipping industry. If Safbulk suffers material damage to its reputation or relationships, it may harm our ability to:

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

Management fees will be payable to our technical managers regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to our management agreement with EST, M/S Fleet and Wallem, we paid a fee of approximately $450, $335 and $286, per day per vessel, respectively, for providing technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors' and officers' liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursed by us. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our technical managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

We expect to continue to outsource, the technical management and commercial management of part of fleet we may acquire in the future to companies that are affiliated with members of the Restis family, which may create conflicts of interest.

We expect to continue to outsource, the technical management and commercial management of part of vessels we may acquire in the future to EST and Safbulk, companies that are affiliated with members of the Restis family. Companies affiliated with members of the Restis family own and may acquire vessels that compete with the fleet we may acquire in the future. Both EST and Safbulk have responsibilities and relationships to owners other than us which could create conflicts of interest between us, on the one hand, and EST or Safbulk, on the other hand. These conflicts may arise in connection with the chartering of the vessels in our fleet versus dry bulk carriers managed by other companies affiliated with members of the Restis family. There can be no assurance that they will resolve conflicts in our favor.

The majority of the members of our shipping committee are appointees nominated by affiliates of members of the Restis family, which could create conflicts of interest detrimental to us.

Our board of directors has created a shipping committee, which has been delegated exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. Affiliates of members of the Restis family have the right to appoint two of the three members of the shipping committee and as a result such affiliates will effectively control all decisions with respect to our shipping operations that do not involve a transaction with a Restis affiliate. Mr Stamatis Tsantanis, Ms. Christina Anagnostara and Mr. Elias Culucundis currently serve on our shipping committee.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 as amended, or the Code (which election could itself have adverse consequences for such shareholders, such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the shares of our common stock. See Item 10.E "Taxation – U.S. Federal Income Tax Consequences – U.S. Federal Income Taxation of U.S. Holders - Passive Foreign Investment Company Rules" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Based on the current and expected composition of our and our subsidiaries' assets and income, it is not anticipated that we will be treated as a PFIC. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of each such taxable year. Accordingly there can be no assurances regarding our status as a PFIC for any future taxable year. See the discussion in the section entitled "Taxation — U.S. Federal Income Tax Consequences — U.S. Federal Income Taxation of U.S. Holders —Passive Foreign Investment Company Rules." We urge U.S. Holders to consult with their own tax advisors regarding the possible application of the PFIC rules.

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

For the 2013 taxable year, we believe that 50% or more of the vote and value of our common stock was held by 5% shareholders. Although we believe that each of our 5% shareholders is a "qualified shareholder" for purposes of Section 883, we would not qualify for the Section 883 exemption unless we received from those shareholders, and each intermediary entity in the chain of ownership, certain beneficial ownership and intermediary statements substantiating those shareholder's beneficial ownership and status as "qualified shareholders."

Due to the factual nature of the issues involved, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries. If we or our subsidiaries are not entitled to exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to a 4% U.S. federal income tax on the shipping income such companies derive during the year that is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

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

Our common stock was listed on the NASDAQ Global Market until December 20, 2012 and effective December 21, 2012 the Company transferred its stock listing to the Nasdaq Capital Market. Our common stock trades under the symbol "SHIP." Our ability to retain our listing is contingent upon compliance with NASDAQ listing requirements. The listing standards of the NASDAQ Capital Market provide, among other things, that a company may be delisted if the bid price of its stock drops below $1.00 for a period of 30 consecutive business days.

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

On October 30, 2013, the Company received a Staff Delisting Determination letter from the NASDAQ Stock Market LLC ("NASDAQ") notifying the Company that, due to non-compliance with the minimum $2.5 million stockholders' equity requirement for continued listing set forth in NASDAQ Listing Rule 5550(b), trading of the Company's common stock will be suspended unless the Company requests an appeal of this delisting determination by November 6, 2013.

In connection to the delisting determination the Company requested an appeal and was granted a hearing before the NASDAQ Hearings Panel (the "Panel"). The request stayed the suspension of trading and delisting of the Company's common shares from the NASDAQ Capital Market pending the Panel's decision.

On December 11, 2013, the Company presented to the Panel the status of its previously announced financial restructuring plan and its plan to establish compliance with the minimum $2.5 million stockholders' equity requirement.

On January 9, 2014, the Panel granted the request of the Company for extension on the continued listing on the NASDAQ Stock Market until April 28, 2014 in order for the Company to demonstrate compliance with the minimum $2.5 million stockholders' equity requirement.

The outcome could negatively impact the trading of our common shares and our ability to remain listed on NASDAQ. See "Item 5 – Operating and Financial Review and Prospects—Recent Developments."

The declaration and payment of dividends will always be subject to the discretion of our board of directors and will depend on a number of factors. Our board of directors may not declare dividends in the future.

The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions, and other factors. Our board of directors may not declare dividends in the future.

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

•	the rates we obtain from future charters;

•	the level of our operating costs;

•	the level of our general and administrative costs;

•	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of vessels we may acquire in the future;

•	vessel acquisitions and related financings;

•	restrictions in any future debt facilities;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	the amount of cash reserves established by our board of directors; and

•	restrictions under Marshall Islands law.

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

We acquired our initial fleet of six dry bulk carriers from the Restis family for an aggregate purchase price of (i) $367 million in cash, (ii) $28.3 million (face value) in the form of a convertible promissory note, or the Note, and (iii) an aggregate of 4,308,075 shares of our common stock (or 287,205 shares as adjusted for the Reverse Stock Split), subject to us meeting an Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, target of $72.0 million to be earned between October 1, 2008 and September 30, 2009, which target was achieved and the additional consideration was recorded as an increase in goodwill of $17.3 million. This acquisition was made pursuant to the terms and conditions of a Master Agreement dated May 20, 2008 among us, Seanergy Maritime, our former parent, the several selling parties who are affiliated with members of the Restis family, and the several investing parties who are affiliated with members of the Restis family, and six separate memoranda of agreement, which we collectively refer to as the "MOAs," between our vessel-owning subsidiaries and each seller, each dated as of May 20, 2008. The acquisition was completed with funds from the Seanergy Maritime Trust Account and with financing provided by Piraeus Bank.

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

Equity Injection Plan

On January 31, 2012, we completed an equity injection plan with four entities affiliated with the Restis family. In exchange for $10 million, we issued an aggregate of 4,641,620 of our common shares to the four entities at a price of $2.15442. The price was determined as the average closing price of the five trading days preceding the execution of the purchase plan. Following the issuance of the shares and as of the date of this annual report we have 11,959,271 outstanding common shares.

Appointment of Chief Executive Officer, Chairman and Interim Chief Financial Officer

Effective as of October 1, 2012, our board of directors appointed Stamatis Tsantanis to succeed Dale Ploughman as our Chief Executive Officer and effective October 1, 2013, our board of directors appointed Stamatis Tsantanis to succeed Dale Ploughman as our Chairman. Effective November 1, 2013, Christina Anagnostara resigned from her position as Chief Financial Officer. Ms. Anagnostara has remained as a member of our Board of Directors. Effective November 1, 2013, Mr. Stamatis Tsantanis was appointed as the Company's Interim Chief Financial Officer.

Restructuring

Since August 2012, we have been engaged in restructuring discussions with our lenders to finalize the satisfaction and release of our obligations under certain of our loan facility agreements and the amendment of the terms of certain of our loan facility agreements. Since January 1, 2012, we have sold all 20 of our vessels, in some cases by transferring ownership of certain of our vessel-owning subsidiaries to third parties nominated by our lenders in connection with our restructuring. As a result, as of the date of this annual report, we do not own any vessels.

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

On July 19, 2013, MCS sold its 100% ownership interest in the three subsidiaries that owned the Handysize dry bulk carriers African Joy, African Glory and Asian Grace. The buyer was a third-party nominee of the lenders under the senior and the subordinated credit facility with United Overseas Bank Limited, or UOB. MCS had provided a guarantee under this facility, and in exchange for the sale, $39.5 million of outstanding debt, accrued interest and swap liabilities were discharged. In addition, the guarantee provided by MCS was fully released. In connection with the sale of these subsidiaries, our board of directors obtained a fairness opinion from an independent third party.
Sale of African Oryx

On April 10, 2013, we sold the African Oryx. Gross proceeds amounted to $4.1 million and were used to repay debt.

Sale of Piraeus Bank vessels

On February 12, 2014, we entered into a delivery and settlement agreement with Piraeus Bank for the sale of our four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan. On March 6, 2014 we sold the Davakis G., on March 7, 2014 we sold the Hamburg Max, on March 10, 2014 we sold the Bremen Max and on March 11, 2014 we sold the Delos Ranger. On March 11, 2014, following the closing of the transaction, approximately $146 million of outstanding debt and accrued interest were discharged and the guarantee provided by the Company has been fully released. Furthermore, on March 5, 2014, the Company entered into an agreement with its technical management company, EST, and its commercial manager, Safbulk Pty, in exchange of a full and complete release of all their claims upon the completion of the delivery of the last four remaining vessels and settlement agreement with Piraeus Bank. The transaction was completed successfully on March 11, 2014 and total liabilities amounting to $9.6 million were released.

As of the date of this annual report, our restructuring process with our lenders has been completed, and the Company has no outstanding indebtedness.

B.           Business Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities. We currently do not own any operating vessels.

On December 11, 2013, the Company presented to the NASDAQ Hearings Panel its plan to re-establish compliance with the NASDAQ stockholders' equity requirement. On January 9, 2014, the Panel granted the request of the Company for an extension of time to allow the Company to demonstrate compliance with the stockholders' equity requirement and successfully implement its plan. The main elements of the plan include the finalization of the unwinding of debt with the Company's remaining lender, the write-off of liabilities to related parties, an equity contribution from Company's major shareholders for working capital purposes, a follow-on public offering and a purchase of secondhand vessels, funded by the net proceeds of the public offering.

To date, the Company has completed its financial restructuring with the finalization of the unwinding of its debt with its remaining lender. After giving effect to the unwinding, the Company's outstanding debt and accrued interest have been discharged in full and the Company's guarantee in favor of the lender has been fully released. Furthermore, Seanergy's technical manager, EST, and its commercial manager, Safbulk Pty, have released the Company from all their claims.

The Company has initiated a process of reviewing the market in order to identify suitable vessel acquisitions. We expect to finance these acquisitions with equity provided through capital markets transactions and our shareholders and/or new loan arrangements.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleet, and who have strong ties to a number of international charterers.

Our Business Strategy

We do not currently have any operating vessels. We intend to continue to review the market in order to identify potential acquisition targets which will be accretive to our earnings per share. Our acquisition strategy focuses on newbuilding or secondhand dry bulk carriers, although we may acquire vessels in other sectors which we believe offer attractive investment opportunities.

Management of Our Fleet

EST performed the technical management of our initial fleet of six. EST is controlled by members of the Restis family. Safbulk and EST presently do business with over 100 customers, the majority of which have been customers since inception.

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

Brokerage Agreements

Safbulk served as exclusive commercial broker for our initial fleet of six pursuant to a brokerage agreement with Seanergy Management Corp., or Seanergy Management, one of our wholly-owned subsidiaries. Safbulk Maritime S.A., or Safbulk Maritime, an affiliate of members of the Restis family, performed the commercial management of the BET fleet pursuant to a brokerage agreement with BET. Commercial management services include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management and BET, as applicable. Pursuant to the brokerage agreements, Safbulk was entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The brokerage agreement with Safbulk was originally for a term of two years expiring in May 2010. The brokerage agreement with Safbulk Maritime was originally for a term of one year expiring in August 2010. Each brokerage agreement is automatically renewable annually, unless either party is provided with three months' written notice prior to the termination of such period. Both brokerage agreements were automatically renewed for another year. With the sale of BET, the BET fleet has been divested as of December 31, 2012 and with the sale of the Piraeus Bank vessels, the brokerage agreements have been automatically terminated as of the date each Piraeus Bank vessel was sold, namely on March 6, 2014 for the Davakis G., on March 7, 2014 for the Hamburg Max, on March 10, 2014 for the Bremen Max and on March 11, 2014 for the Delos Ranger.

Management Agreements

Seanergy Management had entered into a management agreement with EST with respect to our initial fleet of six vessels and BET had entered into a management agreement with EST with respect to the BET fleet. Pursuant to these management agreements, EST performed certain duties that include general administrative and support services necessary for the operation and employment of such vessels, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to our instructions, sale and purchase of vessels. On October 1, 2011 each of Seanergy Management and BET entered into an Amendment no. 1 to the management agreement with EST which provide that effective from October 1, 2011 and for the tenure of the agreement the Company shall pay a management fee per day per vessel of $450 and it was further mutually agreed that effective from October 1, 2011 no adjustment would be made on the fee per vessel per day, unless agreed by the parties in writing by an amendment to the agreement.

The management fee under both agreements was EUR 436 per vessel per day for the year ended December 31, 2010, and under both agreements, the management fee was increased to Euro 460 per vessel per day for the first nine months of the year ending December 31, 2011. As of October 1, 2011 the management fee under both agreements was reduced to $450 per vessel per day Management fee are payable monthly in advance on the first business day of each following month. For the years ended December 31, 2012 and 2013, the management fee under both agreements was $450 per day.

The management agreement between Seanergy Management and EST was for an initial period of two years and is automatically extended for successive one year periods, unless three months' written notice is given by either party. The management agreement between BET and EST was for an initial period of one year and is automatically extended for successive one year periods, unless three months' written notice is given by either party. With the sale of BET, the BET fleet has been divested as of December 31, 2012 and with the sale of the MCS and Piraeus Bank vessels, the brokerage agreements have been terminated.

Under the terms of our management agreements with third parties, namely M/S Fleet and Wallem, ship managers were entitled to receive an annual fee of $120,000 and $96,000 per vessel, respectively in 2011. In 2012, M/S Fleet and Wallem were entitled to receive an annual fee of $120,000 and $102,000 per vessel, respectively. In 2013, M/S Fleet and Wallem were entitled to receive an annual fee of $122,400 and $104,400 per vessel, respectively.  With the sale of the MCS vessels, the management agreements with M/S Fleet and Wallem have been terminated.

Shipping Committee

We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance in order to accelerate the pace of our decision making in respect of shipping business opportunities, such as the acquisition of vessels or companies. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that our directors bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors. The shipping committee consists of three directors. In accordance with the Amended and Restated Charter of the Shipping Committee, two of the directors on the shipping committee are nominated by the Restis affiliate shareholders and one of the directors on the shipping committee is nominated by a majority of our board of directors and is an independent member of the board of directors. The members of the shipping committee are Mr. Stamatis Tsantanis and Ms. Christina Anagnostara, who are the Restis affiliate shareholders' nominees, and Mr. Elias Culucundis, who is the Board's nominee.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation. Safbulk negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. We compete primarily with other owners of drybulk carriers, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than vessels we may operate in the future. Ownership of dry bulk carriers is highly fragmented and is divided among publicly listed companies, state controlled and independent bulk carrier owners. We compete primarily with owners of drybulk vessels in the Handysize, Supramax and Panamax class sizes. Some of our publicly listed competitors include Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Freeseas Inc. (NASDAQ: FREE), Excel Maritime Carriers Ltd. (NYSE: EXM), Genco Shipping and Trading Limited (NYSE: GNK), Globus Maritime Limited (NASDAQ: GLBS), Navios Maritime Partners L.P. (NASDAQ: NMM), Paragon Shipping Inc. (NYSE: PRGN), Safe Bulkers Inc. (NYSE: SB) and Star Bulk Carriers Corp. (NASDAQ: SBLK).

Customers

Our customers include national, regional and international companies, such as Cargill International S.A., Louis Dreyfus Commodities Suisse S.A. and MUR Shipping B.V. Customers individually accounting for more than 10% of our revenues during the years ended December 31, 2013, 2012 and 2011 were:

Customer	2013	2012	2011
A	18%	-	-
B	16%	-	-
C	12%	19%	15%
D	10%	-	-
E	-	14%	17%
F*	-	14%	10%
G*	-	-	24%
Η	-	-	10%
I			10%
Total	56%	47%	86%
* Customers F and G are related parties.

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

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of the vessels we may acquire. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which the vessels we may acquire may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates or approvals for the operation of the vessels. Failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of the vessels we may acquire.

We believe that the heightened level of environmental and operational safety concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of the vessels we may acquire that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations.. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of the vessels we may acquire. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill, could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The United Nations' International Maritime Organization (the "IMO") has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL"). MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, therefore it may include jurisdictions in which the vessels we may acquire operate. MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

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

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs"). As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were also designated ECAs. Effective January 1, 2014, applicable areas of the United States Caribbean Sea, including the coastal waters around Puerto Rico and the U.S. Virgin Islands were also designated ECAs. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations. We cannot assure you that the jurisdictions in which the vessels we may acquire vessels operate will not adopt more stringent emissions standards independent of the IMO.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force.  Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers.  Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on August 15, 2012, the U.S. Bureau of Safety and Economic Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. The Final Rule took effect on October 22, 2012. On August 21, 2013, BSEE proposed a rule to revise existing federal regulations regarding oil and gas production safety systems to address technological advances. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of the vessels we may acquire that may be implemented in the future could adversely affect our business.

If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels may call. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels may call.

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

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. On March 28, 2013, the EPA re-issued the VGP for another five years, which took effect December 19, 2013. The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. In 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on vessels we may acquire to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the "CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Vessels we may acquire will subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans ("SIPs") designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

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

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 entered into force on August 20, 2013. The ratification of MLC 2006 will require us to develop new procedures to ensure full compliance with its requirements.

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

Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies (the IACS). The IACS adopted harmonized Common Structure Rules that align with the IMO goal standards in 2013. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance Generally

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel for oil pollution accidents in the United States Exclusive Economic Zone, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we will maintain hull and machinery insurance, war risks insurance, protection and indemnity cover and freight, demurrage and defense cover for our future operating fleet in amounts that we believe will be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our intended future insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

C.           Organizational Structure

We are the parent company of the following wholly-owned subsidiaries as of the date of this annual report:

Subsidiary	Jurisdiction of Incorporation
Seanergy Management Corp.	Republic of the Marshall Islands
Amazons Management Inc.	Republic of the Marshall Islands
Lagoon Shipholding Ltd.	Republic of the Marshall Islands
Cynthera Navigation Ltd.	Republic of the Marshall Islands
Martinique International Corp.	British Virgin Islands
Harbour Business International Corp.	British Virgin Islands
Waldeck Maritime Co.	Republic of the Marshall Islands
Maritime Capital Shipping Limited	Bermuda
Maritime Capital Shipping (HK) Limited	Hong Kong
Maritime Grace Shipping Limited	British Virgin Islands
Maritime Glory Shipping Limited	British Virgin Islands
Atlantic Grace Shipping Limited	British Virgin Islands

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

A.           Operating Results

Factors Affecting our Results of Operations Overview

We are an international provider of dry bulk marine transportation services. As of December 31, 2013, we owned and operated a total fleet of 4 dry bulk carrier vessels, consisting of two Panamax and two Supramax vessels. These ships had a combined carrying capacity of 255,109 dwt and an average age of approximately 12.9 years, out of an expected useful life of 30 years.

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

Due to the economic conditions and operational difficulties, we had entered into restructuring discussions with each of the lenders under our loan facility agreements that were completed on March 11, 2014. The aim of the restructuring was to increase liquidity, normalize trade vendor payments and deleverage us on a going forward basis.

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

As of December 31, 2013, due to the covenant violations and absent of waivers in respect of the covenants that were breached at such time we have classified under current liabilities in the consolidated balance sheet $134.9 million of our debt. As such, as of December 31, 2013, our currents assets amounted to $66.4 million, while current liabilities amounted to $157.0 million, resulting in a working capital deficit of $90.6 million.

On February 12, 2014, we entered into a delivery and settlement agreement with our remaining lender, Piraeus Bank, for the sale of our four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan facilities. We provided a corporate guarantee for these facilities. The four vessels are the dry bulk carriers Bremen Max, Hamburg Max, Davakis G. and Delos Ranger. Following the closing of the transaction on March 11, 2014, approximately $146 million of outstanding debt and accrued interest, under both the Term Facility and the Revolving Facility, were discharged and the corporate guarantee provided by us was fully released.

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

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs. As of December 31, 2013 all our vessels operated in the spot market. As of December 31, 2012 one of our vessels operated under long-term index-linked employment, three vessels were operating under fixed rate charters with profit sharing agreements, four vessels were on bareboat charters and four vessels were on time charters. As of December 31, 2011 three of our vessels operated under long-term index-linked employment, five vessels were employed under long-term fixed-rate charter agreements, five vessels were operating under fixed rate charters with profit sharing agreements, four vessels were on bareboat charters and three vessels operated in the spot market.

A standard maritime industry performance measure is the time charter equivalent, or TCE. TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rates for 2013, 2012 and 2011 were $8,006, $7,465 and $14,524, respectively.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Vessel operating expenses generally represent costs of a fixed nature. Some of these expenses are required, such as insurance costs and the cost of spares. Additionally, effective as of January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Republic of Greece which is estimated at approximately $0.02 million for the fiscal year 2014.

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

	Year Ended December 31,
Fleet Data:	2013	2012	2011

Average number of vessels(1)	6.2	17.6	20.0
Ownership days(2)	2,275	6,442	7,300
Available days(3)	2,218	6,333	7,133
Operating days(4)	1,840	5,559	6,944
Fleet utilization(5)	80.9%	86.3%	95.1%
Fleet utilization excluding drydocking off hire days (6)	83.0%	87.8%	97.4%

Average Daily Results:
Vessel TCE rate(7)	$8,006	$7,465	$14,524
Vessel operating expenses(8)	$4,873	$4,189	$4,757
Management fees(9)	$412	$344	$410
Total vessel operating expenses(10)	$5,285	$4,533	$5,167

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

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the year ended December 31, 2013, the Company incurred 57 off-hire days for vessel surveys.

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

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions:

(In thousands of U.S. dollars, except operating days and daily time charter equivalent rate)	2013	2012	2011

Net revenues from vessels*	$23,079	$55,616	$104,060
Voyage expenses	(8,035)	(13,587)	(2,541)
Voyage expenses — related party	(313)	(532)	(661)
Net operating revenues	$14,731	$41,497	$100,858
Operating days	1,840	5,559	6,944
Daily time charter equivalent rate	$8,006	$7,465	$14,524

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

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days (including the ownership days of the vessels employed under bareboat charters) for the relevant time periods:

	Year Ended December 31,
(In thousands of U.S. dollars, except ownership days and daily vessel operating expenses)	2013	2012	2011

Operating expenses	$11,086	$26,983	$34,727
Ownership days	2,275	6,442	7,300
Daily vessel operating expenses	$4,873	$4,189	$4,757

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)
Total vessel operating expenses, or TVOE, is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Year ended December 31, 2013 as compared to year ended December 31, 2012

Vessel Revenue — Related Party, Net — Vessel revenue, related party, was $0 during the year ended December 31, 2013, compared to $8.2 million during the year ended December 31, 2012. Related party address commissions were $0 during the year ended December 31, 2013 compared to $0.3 million during the year ended December 31, 2012. All vessels employed by related parties were sold in 2012. As a result the company recorded no revenues from related parties in 2013.

Vessel Revenue, Net – Vessel revenue was $23.8 million during the year ended December 31, 2013, compared to $49 million during the year ended December 31, 2012. Address commissions were $0.8 million during the year ended December 31, 2013, compared to $1.3 million during the year ended December 31, 2012. The decrease in vessel revenue is mainly attributable to a 67% decrease in operating days as a result of the eight vessels sold in 2013 in accordance to the financial restructuring plan. Seanergy owned an average of 6.2 vessels in 2013 as opposed to an average of 17.6 vessels in 2012.

Direct Voyage Expenses — Direct voyage expenses were $8.0 million during the year ended December 31, 2013, compared to $13.6 million during the year ended December 31, 2012. This decrease is mainly attributable to the reduction in voyage days for 2013 as a result of the eight vessels sold during the year in accordance to the financial restructuring plan.

Vessel Operating Expenses — Vessel operating expenses were $11.1 million during the year ended December 31, 2013, compared to $27 million during the year ended December 31, 2012. This decrease is mainly attributable to a 65% reduction in ownership days for 2013, to 2,275 from 6,442 as a result of the eight vessels sold in 2013 in accordance to the financial restructuring plan.

Voyage Expenses — Related Party — Voyage expenses, related party, were $0.3 million during the year ended December 31, 2013, compared to $0.5 million during the year ended December 31, 2012. These expenses represent commissions charged in relation to the brokerage agreement we have with Safbulk, an affiliate, for the provision of chartering services. The chartering commissions represent a commission of 1.25% payable to Safbulk on the collected vessel revenue. The decrease reflects the 67% reduction in our operating days from 5,559 in 2012 to 1,840 operating days in 2013.

Management Fees — Related Party — Management fees, related party, were $0.7 million during the year ended December 31, 2013, compared to $1.6 million during the year ended December 31, 2012. Management fees relate to the management agreement we have with EST for the provision of operating and technical management services for the Seanergy fleet and for the former subsidiary BET fleet. The decrease in 2013 is due to the reduction in ownership days for these fleets from 3,253 ownership days in 2012 to 1,559 ownership days in 2013.

Management Fees — Management fees were $0.2 million during the year ended December 31, 2013, compared to $0.6 million during the year ended December 31, 2012. Management fees relate to the management agreements we had with M/S Fleet and Wallem for the provision of technical management services for the MCS fleet. In 2013, M/S Fleet and Wallem were entitled to receive an annual fee of $122,400 and $104,400 per vessel, respectively. In 2012, M/S Fleet and Wallem were entitled to receive an annual fee of $120,000 and $102,000 per vessel, respectively. Two of the four vessels under M/S Fleet management were sold in the fourth quarter of 2012. Out of the remaining seven vessels in the MCS fleet four were sold on January 29, 2013 and three were sold on July 19, 2013. As a result, associated management fees for 2013 were significantly reduced.

General and Administration Expenses — General and administration expenses were $4 million during the year ended December 31, 2013, compared to $6.3 million during the year ended December 31, 2012. The decrease is mainly attributable to expense cutting efforts initiated during 2012 as well as the cost savings resulting from the restructuring of our Hong Kong office.

General and Administration Expenses — Related Party — General and administration expenses – related party were $0.4 million during the years ended December 31, 2013 and  2012 respectively. Our related party general and administration expenses are primarily comprised of office rental expenses. The monthly lease payment was EUR 25,000 during the years ended December 31, 2013 and 2012.

Loss on bad debts — Loss on bad debts of $0.3 million during the year ended December 31, 2012 represents uncollectible receivable write-offs.

Amortization of Deferred Dry-docking Costs — Amortization of deferred dry-docking costs were $0.2 million during the year ended December 31, 2013 compared to $3.6 million during the year ended December 31, 2012. Three vessels underwent dry-docking during 2013, for a total of $1 million as compared to three vessels in 2012, for a total of approximately $1.5 million. The decrease in amortization expense in 2013 is also due to the classification of unamortized dry-docking balances, as part of assets held for sale, and thus the amortization of deferred dry-docking costs were ceased.

Depreciation — Depreciation was $1 million for the year ended December 31, 2013, compared to $15.6 million for the year ended December 31, 2012. The decrease reflects the reduction in our fleet size from 17.6 vessels on average in 2012 to 6.2 vessels on average in 2013 and the classification of remaining  assets as held for sale as of June 30, 2013 and thus relative assets were no longer depreciated.

Loss on sale of vessels — Loss on sale of vessels of $15.6 million during the year ended December 31, 2012 is comprised of a loss of $2.4 million on the sale of African Zebra on February 15, 2012 and a loss of $13.2 million on the sale of BET Scouter on June 12, 2012.

Impairment loss for vessels and deferred charges — We recorded $3.6 million of impairment losses on our vessels during 2013, as opposed to $147.1 million impairment losses, net on our vessels for the year ended December 31, 2012. During the year ended December 31, 2013, we recorded an impairment loss of $867 for the vessel African Oryx that was sold on April 10, 2013 and $10,697 for the vessels Davakis G. and Delos Ranger, which were measured at their fair values, upon classification of the vessels financed by the Piraeus Bank loan facilities to current assets as of June 30, 2013, as per the Company's restructuring plan. This was partially offset with the impairment re measurement of $1,000 relating to the UOB vessels, and the impairment re measurement $7,000 of Davakis G. and Delos Ranger as of December 31, 2013. The impairment loss was measured as the amount by which the carrying amount of the vessel exceeded its fair value less cost to sell, which was determined using the valuation derived from market data available at December 31, 2013. During the year ended December 31, 2012 the Company recorded an impairment loss of $54,611 for all of its vessels disposed except for the vessel African Zebra and the vessel BET Scouter. The impairment loss was measured as the amount by which the carrying amount of the vessels exceeded their fair value. Fair value was determined using the agreed sale price adjusted for selling costs. In addition, an impairment loss of $67,275 and $24,078 was recognized upon classification of the vessels financed by the DVB and UOB loan facilities as held for sale and as a result of the Company's impairment test exercise at December 31, 2012 for the remainder of its fleet, respectively. The impairment loss was measured as the amount by which the carrying amount of the vessels exceeded their fair value, which was determined using the valuation derived from market data available at December 31, 2012.

Gain from disposal of subsidiaries — We recorded a gain of $25.7 million on the disposal of the seven MCS subsidiaries in 2013. On January 29, 2013, we recognized a gain from the sale of the four MCS subsidiaries under the facility agreement with DVB, of $5.5 million. On July 19, 2013, we recognized a gain from the sale of the three MCS subsidiaries under the facility agreement with UOB, of $20.2 million.

Impairment loss for goodwill— We recorded goodwill impairment losses of $4.4 million during the year ended December 31, 2012. We tested our goodwill for potential impairment and concluded that indication of impairment existed as of September 30, 2012. The fair value for goodwill impairment testing was estimated by using the expected present value of future cash flows, applying judgments and assumptions that management believes were appropriate in the circumstances as well as by using the market capitalization approach. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel). The weighted average cost of capital used was 7.42% for the nine month periods ended September 30, 2012.

Interest and Finance Costs — Interest and finance costs were $8.4 million during the year ended December 31, 2013, compared to $12.5 million during the year ended December 31, 2012. The decrease is mainly attributable to lower loan balances in 2013 compared to those in 2012 as a result of our restructuring plan under which we sold seven vessel owning subsidiaries, and in exchange for the sale, $69.8 million of outstanding debt, accrued interest and swap liabilities were discharged.  In addition to this, proceeds from African Oryx sale on April 10, 2013 were used to reduce outstanding debt. Total debt outstanding was $208.6 million at the end of 2012 and was reduced to $134.9 million at the end of 2013. The weighted average interest rate on our outstanding debt for the years ended December 31, 2013 and 2012 was approximately 4.4% and 3.9%, respectively.

Interest Income — Interest income of $0.01 million for the year ended December 31, 2013 compared to interest income of $0.06 million for the year ended December 31, 2012  represents interest earned on term deposits at annualized interest rates ranging from 0.30% to 2.10% during 2013 and 0.10% to 0.45% during 2012.

Loss on interest rate swaps — Loss on interest rate swaps was $0.01 million during the year ended December 31, 2013, compared to $0.2 million during the year ended December 31, 2012. The decrease is mainly attributable to the expiration of all interest rate swaps in 2013.

Income taxes — Income taxes for the years ended December 31, 2013 and 2012 amounted to income of $0.001 million and expense of $0.002 million, respectively, and related to MCS. Hong Kong profit tax has been provided at the rate of 16.5% on the estimated assessable profit for both years.

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

Income taxes — Income taxes for the years ended December 31, 2012 and 2011 amounted to income of $0.002 million and expense of $0.04 million, respectively, and relate to MCS. Hong Kong profit tax has been provided at the rate of 16.5% on the estimated assessable profit for both years.

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

Business Dispositions

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

Sale of MCS subsidiaries

On January 29, 2013, MCS sold its 100% ownership interest in the four subsidiaries that owned the Handysize dry bulk carriers Fiesta, Pacific Fantasy, Pacific Fighter and Clipper Freeway. The buyer is a third-party nominee of the lenders under the senior secured credit facility with DVB, as agent. MCS had provided a guarantee under this facility, and in exchange for the sale, approximately $30.3 million of outstanding debt was discharged. In addition, the guarantee provided by MCS was fully released. In connection with the sale of the subsidiaries, our board of directors obtained a fairness opinion from an independent third party.

(amounts in table in millions of US Dollars)
Cash and restricted cash	1.9
Vessels and other assets	22.8
Long-term debt and other liabilities	(30.4)
Net liabilities	(5.7)

We recorded a gain in 2013 of $5.5 million from the sale of the four MCS subsidiaries, under the facility agreement with DVB.

On July 19, 2013, MCS sold its 100% ownership interest in the three subsidiaries that owned the Handysize dry bulk carriers African Joy, African Glory and Asian Grace. The buyer was a third-party nominee of the lenders under the senior and the subordinated credit facility with UOB. MCS had provided a guarantee under this facility, and in exchange for the sale, $39.5 million of outstanding debt, accrued interest and swap liabilities were discharged. In addition, the guarantee provided by MCS was fully released. In connection with the sale of the subsidiaries, MCS deposited $1 million on May 16, 2013, into an escrow account held with the escrow agent, which was released to UOB on the closing date. Our Board of Directors obtained a fairness opinion from an independent third party rendering the transaction fair from the financial point of view of the Seanergy's shareholders.

The estimated fair values of the assets and liabilities sold on the date of the sale were as follows:

(amounts in table in millions of US Dollars)
Cash and restricted cash	0.1
Vessels and other assets	18.5
Long-term debt and other liabilities, net of obligations towards the Company	(40)
Net liabilities	(21.4)

We recognized a gain from the sale of the three MCS subsidiaries under the facility agreement with UOB, of $20.2 million.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The current conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that we consider indicators of a potential impairment for our vessels. We determine undiscounted projected operating cash flows, for each vessel and compare it to the vessel's carrying value. When the undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the vessel and its eventual disposition are less than its carrying amount, we impair the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the median of the trailing 10-year historical charter rates available for each type of vessel) adjusted for brokerage commissions and expected outflows for scheduled vessels' maintenance. The undiscounted projected operating cash outflows are determined by reference to our actual vessel operating expenses, assuming an average annual inflation rate of 2.5%. Effective fleet utilization is assumed to 98% in our exercise, assumptions in line with our historical performance. We recorded an impairment loss, net of $3.6 million, $147.1 million and $189 million for the years ended December 31, 2013, 2012 and 2011, respectively.

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

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies and Estimates – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particularly high volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts. The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2013 and 2012, (ii) which of our vessels we believe had a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have had to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy as of December 31, 2013 and 2012. For purposes of this calculation, we assumed that the vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2013 and 2012. As of the date of this annual report, we have sold our remaining vessels and currently do not own any vessels.

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

Vessel	Dwt	Year purchased	Carrying Value
			2013	2012
Davakis G.	54,051	2008	$23.7 million*	$26.0 million*
Delos Ranger	54,057	2008	$24.0 million*	$26.2 million*
African Oryx	24,112	2008	n/a	$4.7 million*
Bremen Max	73,503	2008	$5.6 million*	$5.6 million*
Hamburg Max	73,498	2008	$5.9 million*	$6.0 million*
African Zebra	38,632	2008	n/a	n/a
BET Commander	149,507	2009	n/a	n/a
BET Intruder	69,235	2009	n/a	n/a
BET Prince	163,554	2009	n/a	n/a
BET Scouter	172,173	2009	n/a	n/a
BET Fighter	173,149	2009	n/a	n/a
Fiesta	29,519	2010	n/a	$5.5 million*
Pacific Fantasy	29,538	2010	n/a	$5.3 million*
Pacific Fighter	29,538	2010	n/a	$6.0 million*
Clipper Freeway	29,538	2010	n/a	$6.0 million*
African Joy	26,482	2010	n/a	$5.4 million*
African Glory	24,252	2010	n/a	$5.8 million*
Asian Grace	20,138	2010	n/a	$5.5 million*
Clipper Glory	30,570	2010	n/a	n/a
Clipper Grace	30,548	2010	n/a	n/a
TOTAL DWT	1,295,594

*           Indicates that, as of December 31, 2013, the basic charter-free market value was higher than the vessel's carrying value by approximately $4.8 million and as of December 31, 2012, the basic charter-free market value was lower than the vessel's carrying value by approximately $20 million.

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

Recent Developments

The Fleet

As discussed elsewhere in this annual report, we have had a significant reduction in the size of our fleet. As of the date of this annual report, we currently do not own any vessels.

On December 11, 2013, the Company presented to the NASDAQ Hearings Panel its plan to re-establish compliance with the NASDAQ stockholders' equity requirement. On January 9, 2014, the Panel granted the request of the Company for an extension of time to allow the Company to demonstrate compliance with the stockholders' equity requirement and successfully implement its plan. The main elements of the plan include the finalization of the unwinding of debt with the Company's remaining lender, the write-off of liabilities to related parties, an equity contribution from Company's major shareholders for working capital purposes, a follow-on public offering and a purchase of secondhand vessels, funded by the net proceeds of the public offering.

To date, the Company has completed its financial restructuring with the finalization of the unwinding of its debt with its remaining lender. After giving effect to the unwinding, the Company's outstanding debt and accrued interest have been discharged in full and the Company's guarantee in favor of the lender has been fully released. Furthermore, Seanergy's technical manager, EST, and its commercial manager, Safbulk Pty, have released the Company from all their claims.

The Company has initiated a process of reviewing the market in order to identify suitable vessel acquisitions. We expect to finance these acquisitions with equity provided through capital markets transactions and our shareholders and/or new loan arrangements.

Restructuring of Our Indebtedness

Due to the economic conditions and operational difficulties of the Company, we entered into restructuring discussions with each of the lenders under our loan facility agreements which have been successfully resolved as of the date of this annual report. See "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources - Credit Facilities" for a discussion of our loan agreements.

Since the fourth quarter of 2012, we have been in default under our loan agreements in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross default provisions) and events of default have occurred. Since January 1, 2012, we have sold or otherwise disposed of all of our 20 vessels (or the ownership of certain of our vessel-owning subsidiaries) in connection with the restructuring, and any proceeds have been used to repay the related debt. As of the date of this annual report, our restructuring process with our lenders has been completed, and the Company has no outstanding indebtedness. The following sets forth the terms of the completed steps of the restructuring to date:

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

HSBC Facility Agreement

On September 4, 2012 we entered into a waiver letter (as supplemented by an extension letter dated October 24, 2012) through MCS and our MCS subsidiaries under the facility agreement with Hong Kong and Shanghai Banking Corporation Limited, or HSBC, for the sale of the two vessels under the HSBC facility (the Clipper Grace and the Clipper Glory), whereby HSBC agreed to waive any default which had or would occur under the HSBC Facility until the sale of the two vessels. On October 15, 2012 and December 4, 2012, we sold the Clipper Grace and Clipper Glory with gross proceeds of approximately $22.5 million. Part of the sale proceeds of approximately $17.1 million were applied towards the full and final satisfaction of all liabilities owed to HSBC under the HSBC Facility and HSBC further released us from all our liabilities and obligations under this facility.

DVB Facility Agreement

On January 25, 2013 we entered into a settlement agreement with, among others, DVB, MCS, the MCS subsidiaries under the under the facility agreement with DVB Bank AG, or DVB, (the "DVB Facility"), for the sale of the four MCS subsidiaries to a third party entity nominated by DVB. On January 29, 2013, we closed the sale of our 100% MCS ownership interest in the four subsidiaries that owned the Handysize dry bulk carriers Fiesta, Pacific Fantasy, Pacific Fighter and Clipper Freeway. The buyer was a third-party nominee of the lenders under the senior secured credit facility with DVB, as agent. MCS had provided a guarantee under this facility, and in exchange for the sale, approximately $30.3 million of outstanding debt was discharged. In addition, the guarantee provided by MCS was fully released. DVB has also released us from all our liabilities and obligations under the DVB Facility.

UOB Facility Agreement

On July 19, 2013, MCS sold its 100% ownership interest in the three subsidiaries that owned the Handysize dry bulk carriers African Joy, African Glory and Asian Grace. The buyer was a third-party nominee of the lenders under the senior and the subordinated credit facility with UOB. MCS had provided a guarantee under this facility, and in exchange for the sale, $39.5 million of outstanding debt, accrued interest and swap liabilities were discharged. In addition, the guarantee provided by MCS was fully released.

Piraeus Bank Facility Agreement

We had outstanding indebtedness and accrued interest of $144.4 million as of December 31, 2013, under two credit facilities with Piraeus Bank. We had obtained waivers of the breach of certain financial covenants under our credit facilities through December 31, 2013. However as of December 31, 2012, we were not current with loan interest payments. As a result, an event of default had occurred.

On February 12, 2014, we entered into a delivery and settlement agreement with our remaining lender, Piraeus Bank , for the sale of our four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan facilities. We had provided a corporate guarantee for these facilities. The four vessels are the dry bulk carriers Bremen Max, Hamburg Max, Davakis G. and Delos Ranger. On March 11, 2014, following the closing of the transaction and the sale of the vessels, the outstanding debt and accrued interest, under both the Term Facility and the Revolving Facility, were discharged and the corporate guarantee provided by us was fully released.

For more information regarding our loan facilities, please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources - Credit Facilities."

NASDAQ Notifications and Listing under the NASDAQ Capital Market

Our common stock was listed on the NASDAQ Global Market until December 20, 2012. Effective December 21, 2012, the Company transferred its stock listing to the Nasdaq Capital Market and the Company's common stock continues to trade under the symbol "SHIP". Our ability to retain our listing is contingent upon compliance with NASDAQ listing requirements. The listing standards of the NASDAQ Capital Market provide, among other things, that a company may be delisted if the bid price of its stock drops below $1.00 for a period of 30 consecutive business days.

On May 1, 2013, we received written notification from the NASDAQ Capital Market, indicating that we were not in compliance with the requirement to maintain a minimum of $2.5 million in stockholders' equity for continued listing on the Capital Market, pursuant to NASDAQ Listing Rule 5550(b)(1). We submitted a plan to NASDAQ to regain compliance with the continued listing standards of the Capital Market. On August 7, 2013, we received written notification from the NASDAQ Capital Market, granting us an extension of time until October 28, 2013 to regain compliance with the NASDAQ Listing Rule 5550(b)(1).

On October 30, 2013, we received a Staff Delisting Determination letter from the NASDAQ Stock Market LLC notifying us that, due to non-compliance with the minimum $2.5 million in stockholders' equity requirement for continued listing set forth in NASDAQ Listing Rule 5550(b), trading of our common stock would be suspended unless the Company requested an appeal of this delisting determination by November 6, 2013.

In connection to the delisting determination we requested an appeal and were granted a hearing before the NASDAQ Hearings Panel. The request stayed the suspension of trading and delisting of our common shares from the NASDAQ Capital Market pending the Panel's decision.

On December 11, 2013, we presented to the Panel the status of our previously announced financial restructuring plan and our plan to establish compliance with the minimum $2.5 million in stockholders' equity requirement.

On January 9, 2014, the Panel granted our request for extension on the continued listing on the NASDAQ Capital Market until April 28, 2014 in order for us to demonstrate compliance with the minimum $2.5 million in stockholders' equity requirement. These notifications have no effect on the listing status of our common stock at this time.

Annual Meeting of Shareholders

At the annual meeting of our shareholders held on September 5, 2013, our shareholders approved and adopted the following proposals: 1) the election of Mr. Stamatis Tsantanis and Mr. Elias Culucundis, as Class A Directors to serve until the 2016 Annual Meeting of Shareholders, and 2) the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2013.

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

B.           Liquidity and Capital Resources

Our principal source of funds has been our operating cash flow, our borrowing facilities and equity provided by the capital markets and our shareholders. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on our outstanding loan facilities.

We have no debt obligations as of the date of this annual report. Please see "—Recent Developments—Restructuring of our Indebtedness" above for a discussion of our debt restructuring.

As of December 31, 2013, our liquidity reflected $3.1 million of total cash, compared to $6.3 million in total cash as of December 31, 2012. The decrease of $3.2 million was attributable primarily to $3 million paid along with the agreement with UOB for the disposal of three Handysize vessels on July 19, 2013.

As of December 31, 2013, we had total indebtedness of $134.9 million. Our total indebtedness decreased by $73.7 million or 35%, from $208.6 million as of December 31, 2012. The decrease in our total indebtedness was mainly attributed from vessel and subsidiary sales, proceeds of which were used to reduce outstanding debt.

As of December 31, 2013, we defaulted under the facility agreements in respect of certain covenants (including, in some cases, the failure to make principal installments and interest payments and the failure to satisfy financial covenants), events of default have occurred and we have classified under current liabilities in the consolidated balance sheet $134.9 million of our long-term debt. Our working capital as of December 31, 2013, consisting of currents assets amounting to $66.4 million and current liabilities amounting to $157 million, resulted in a deficit of $90.6 million compared to a working capital deficit of $170.5 million as of December 31, 2012. The deficit decrease is mainly attributed to the discharge and repayment of debt.

On February 12, 2014, we entered into a delivery and settlement agreement with our remaining lender, Piraeus Bank, for the sale of our four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan facilities. We provide a corporate guarantee for these facilities. The four vessels are the dry bulk carriers Bremen Max, Hamburg Max, Davakis G. and Delos Ranger. Following the closing of the transaction, the outstanding debt and accrued interest, under both the Term Facility and the Revolving Facility, was discharged and the corporate guarantee provided by us was fully released.

On March 11, 2014, the Company completed the delivery of the last of the four vessels that were sold under the delivery and settlement agreement with Piraeus Bank. Upon the closing of the transaction, approximately $146 million of outstanding debt and accrued interest was discharged and the guarantee provided by the Company was fully released.

Following our restructuring, the Company has initiated a process of reviewing the market in order to identify suitable vessel acquisitions. We expect to finance these acquisitions with equity provided through capital markets transactions and our shareholders and/or new loan arrangements. Although we believe that our acquisition efforts will be successful, we cannot provide any assurance that we will in fact manage to acquire vessels and generate sufficient revenue and operating cash flow.

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

Derivatives

We had no interest swap agreement as of December 31, 2013. The market value of the interest swaps was a liability of $ NIL, $0.5 million and $4.4 million as of December 31, 2013, 2012 and 2011, respectively.

Cash Flows

Year ended December 31, 2013, as compared to year ended December 31, 2012

Operating Activities: Net cash provided by operating activities was $1 million for the year ended December 31, 2013 as compared to $2.4 million for the year ended December 31, 2012. In determining net cash provided by operating activities, net income/(loss) is adjusted for the effects of certain items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels and unrealized gains and losses on derivatives,

The cumulative effect of adjustments to reconcile net income to net cash provided by operating activities was a $20.6 million decrease for the year ended December 31, 2013 which consisted mainly of the following adjustments: $3.6 million of impairment losses on vessels and deferred charges; $1 million of depreciation; $0.2 million amortization charges; and $1.1 million from the amortization and write-off of deferred finance fees. These adjustments were partially offset by $25.7 million gain from disposal of subsidiaries and $0.8 million payments for dry-docking and special survey costs.

Furthermore, the cash inflow from operations of $10.7 million for the year ended December 31, 2013, resulted mainly from: a $2.9 million increase in operating expenses liabilities; a $6.8 million increase in accrued expenses; a $1.1 million decrease in other current assets; a $1 million decrease in trade receivables; and a $0.3 increase in deferred revenue. This was partially offset by: a $0.6 million decrease in accounts payable and a $1 million increase in inventories.

Investing Activities: For the year ended December 31, 2013, net cash provided by investing activities was $1 million. This cash inflow resulted from proceeds of $4 million from the disposal of a vessel, offset by $3 million of cash paid and disposed of upon the disposal of the vessel owning subsidiaries financed by the DVB and the UOB loan facilities.

Financing Activities: For the year ended December 31, 2013, our net cash used in financing activities was $3.2 million. The cash outflow in 2013 resulted from $5.2 million of principal repayments of our debt that was partially offset by the decrease of $2 million in restricted cash upon the disposal of the vessel owning subsidiaries financed by the DVB loan facility.

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

Credit Facilities

A long term debt facility of up to $255 million has been provided by Piraeus Bank, the special successor of former Cyprus Popular Bank Public Co Ltd, formerly known as Marfin Popular Bank Public Co Ltd, successor by way of cross-border merger of Marfin Egnatia Bank Societe Anonyme, being available in two facilities as described below. This facility is guaranteed by Seanergy, as corporate guarantor.

Piraeus Bank Reducing Revolving Credit Facility

As of December 31, 2012, the reducing revolving credit facility amounted to $44.8 million. On April 10, 2013, we sold the vessel African Oryx for gross proceeds of $4.1 million, which was used to repay part of the outstanding amount under this facility. As of December 31, 2013, the reducing revolving credit facility amounted to $40.9 million.

As per the amended loan Addendum no. 4 dated January 31, 2012, the applicable margin was increased by 50 basis points to 4.50% starting from February 1, 2012, installment payments under the revolving credit facility were deferred to December 2018 and any surplus of funds greater than $5 million over requirements associated with the operation and maintenance of the vessels during each fiscal quarter would be applied to the prepayment of the revolving credit facility.

The revolving credit facility bore interest at USD LIBOR plus 4.50% and the weighted average interest rate on the revolving credit facility, including the spread, for the years ended December 31, 2013, 2012 and 2011, was approximately 5.04%, 4.92% and 4.26%, respectively. In the event of our failure to pay any amount on the date on which such amount was due and payable, we were obligated to pay default interest on such amount on demand from the date of such default up to the date of actual payment at the per annum rate which is the aggregate of 2% plus applicable margin and LIBOR.

On February 12, 2014, we entered into a delivery and settlement agreement with Piraeus Bank  for the sale of our four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan facilities. We had provided a corporate guarantee for these facilities. The four vessels are the dry bulk carriers Bremen Max, Hamburg Max, Davakis G. and Delos Ranger. Following the closing of the transaction on March 11, 2014, the outstanding debt and accrued interest, under both the Term Facility and the Revolving Facility, was discharged and the corporate guarantee provided by us was fully released.

Piraeus Bank Term Facility

Certain vessel acquisitions were financed by Piraeus Bank by an amortizing term facility equal to $165 million, to partly finance the vessels' aggregate acquisition costs, excluding any amounts associated with an earn-out provision.

On January 31, 2012, we entered into an Addendum no. 4 for the amendment of certain terms of our Facility agreement with Piraeus Bank. In accordance with the Addendum 4 conditions precedent, we made a prepayment of $3.2 million related to the revolving credit facility. The amendments include (i) the extension of the Facility's maturity date from September 2015 to December 2018, (ii) principal installment payment holiday for 2012, and amendment of the amortization schedule for 2013 onwards, (iii) waiver of all financial covenants as of December 31, 2011 (iv) waiver of all financial covenants (including the security margin) for the period commencing from January 1, 2012 through December 31, 2013, and (v) amendment of the financial undertakings and the security margin to apply from 2014 onwards. Furthermore, with respect to the term loan, the applicable margin was increased by 50 basis points to 4.00% starting from February 1, 2012; and the repayment installments were due on June 25, 2013 and December 25, 2013, and thereafter each of the twenty dates falling at consecutive quarterly intervals.

The weighted average interest rate on the term facility, including the spread, for the years ended December 31, 2013, 2012 and 2011, was approximately 4.54%, 4.39% and 3.79%, respectively.

In the event of our failure to pay any amount on the date on which such amount was due and payable, we were obligated to pay default interest on such amount on demand from the date of such default up to the date of actual payment at the per annum rate which is the aggregate of 2% plus applicable margin and LIBOR.

On February 12, 2014, we entered into a delivery and settlement agreement with Piraeus Bank  for the sale of our four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan facilities. We had provided a corporate guarantee for these facilities. The four vessels are the dry bulk carriers Bremen Max, Hamburg Max, Davakis G. and Delos Ranger. Following the closing of the transaction on March 11, 2014, the outstanding debt and accrued interest, under both the Term Facility and the Revolving Facility, was discharged and the corporate guarantee provided by us was fully released.

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

On July 19, 2013, MCS sold its 100% ownership interest in the three subsidiaries that owned the Handysize dry bulk carriers African Joy, African Glory and Asian Grace. The buyer was a third-party nominee of the lenders under the senior and the subordinated credit facility with UOB. MCS had provided a guarantee under this facility, and in exchange for the sale, $39.5 million of outstanding debt, accrued interest and swap liabilities were discharged. In addition, the guarantee provided by MCS was fully released.

Debt Repayment and Terms

All of the outstanding debt of $134.9 million is classified as current as of December 31, 2013, for the reasons discussed above. Following the closing of the transaction with Piraeus Bank on March 11, 2014, the outstanding debt and accrued interest, under both the Term Facility and the Revolving Facility, was discharged and the corporate guarantee provided by us was fully released.

Capital Requirements

Capital expenditures relate to the routine drydocking of our vessels. Currently we have no vessels, thus the estimated cost of our next anticipated surveys as of December 31, 2013 is $NIL.

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

F.           Tabular Disclosure of Contractual Obligations

The following tables summarize our contractual obligations as of December 31, 2013, based on the contractual terms of the loan agreements and rental arrangements. The table reflects the potential acceleration due to non-compliance with covenant terms of our loan agreements.

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt	$134,911	$134,911	$-	$-	$-
Interest expense (1)	$10,686	$10,686	$-	$-	$-
Office rent (2)	$512	$443	$69	$-	$-
Total	$146,109	$146,040	$69	$-	$-

1.
The Piraeus Bank revolving facility bore interest at LIBOR plus a spread of 4.5%. The Piraeus Bank  term facility bore interest at LIBOR plus a spread of 4.0%. On February 12, 2014, we entered into a delivery and settlement agreement with Piraeus Bank for the sale of the four remaining vessels to a third party entity nominated by Piraeus Bank. We successfully sold the dry bulk carriers Davakis G., Hamburg Max, Bremen Max and Delos Ranger on March 6, 2014, March 7, 2014, March 10, 2014 and March 11, 2014, respectively, and as of March 11, 2014 the outstanding debt and interest was fully discharged. Piraeus Bank also released the Company from all the liabilities and obligations under the Piraeus Bank facility agreement.

2.
The office rent reflects our agreement with Waterfront S.A. for the rent of our executive offices. The current lease term had an expiration date of February 28, 2014, which has been silently extended, and the monthly lease payment was EUR 25,000. The monthly payment due under the office rent in U.S. dollars has been computed by using the Euro/U.S. dollar exchange rate as of December 31, 2013, which was €1.00:$1.3743.

The office rent also includes the rent for the office of MCS in Hong Kong. The monthly payment under the current tenancy agreement is HK$ 25,000 until the expiration of the extended agreement on May 16, 2014. The monthly payment due under the office rent in Hong Kong dollars has been computed by using the U.S. dollar/ HK dollar exchange rate as of December 31, 2013, which was $1.00:HK$ 7.7540.

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

Name	Age	Position	Director Class
Stamatis Tsantanis	41	Chairman, Chief Executive Officer, Interim Chief Financial Officer & Director	A (term expires in 2016)
Christina Anagnostara	42	Director	B (term expires in 2014)
Elias Culucundis	70	Director	A (term expires in 2016)
Dimitris Anagnostopoulos	66	Director	C (term expires in 2015)

Biographical information with respect to each of our directors and executive officers is set forth below.

Stamatis Tsantanis has been a member of our board of directors and our chief executive officer since October 1, 2012. Mr. Tsantanis has also been the Chairman of our Board of Directors since October 1, 2013 and our Interim Chief Financial Officer since November 1, 2013. Mr. Tsantanis brings more than 15 years of experience in shipping and finance and held senior management positions in prominent shipping companies. Prior to joining us, from September 2008 he served as Group Chief Financial Officer of Target Marine S.A. and was responsible for its corporate and financial strategy. Mr. Tsantanis previously served as the Chief Financial Officer and as a Director of Top Ships Inc. from its initial public offering and listing on NASDAQ in 2004 until September 2008. Prior to that, he was an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active role in a number of shipping corporate finance transactions. Mr. Tsantanis holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, and a Bachelors degree in Shipping Economics from the University of Piraeus.

Christina Anagnostara has served as our chief financial officer from November 17, 2008 until October 31, 2013 and as a member of our board of directors since December 2008. Prior to joining us, she served as chief financial officer and a board member for Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange, or AIM, since February 2007. Between 1999 and 2006, she was a senior manager at EFG Audit & Consulting Services, the auditors of the Geneva-based EFG Group, an international banking group specializing in global private banking and asset management. Prior to EFG Group, she worked from 1998 to 1999 in the internal audit group of Eurobank EFG, a bank with a leading position in Greece; and between 1995 and 1998 as a senior auditor at Ernst & Young Hellas, SA, Greece, the international auditing firm. Ms. Anagnostara studied Economics in Athens and is a Certified Chartered Accountant since 2002.

Elias Culucundis has been a member of our board of directors since our inception. From 2002 until 2010, Mr. Culucundis had been a member of the board of directors of Folli Follie S.A. and since 2006 an executive member of the board of directors of Hellenic Duty Free Shops S.A. Since 1999, Mr. Culucundis has been president, chief executive officer and director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. Additionally, from 1996 to 2000, he was a director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a director of Point Clear Navigation Agency Ltd, a marine project company. From 1981 to 1995, Mr. Culucundis was a director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical director and eventually ascended to the position of chief executive officer, overseeing a large fleet of Panamax, Aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of new vessels. From 1971 to 1980, Mr. Culucundis was a director and the chief executive officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. Off Shore Consultants Inc. He worked in Floating Production, Storage and Offloading vessel, or FPSO, design and construction and responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell plc. Seven FPSOs were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, rebuilding and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of our fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of several industry organizations, including the Council of the Union of Greek Shipowners and American Bureau of Shipping. Mr. Culucundis is a fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

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

On November 30, 2009, we announced the resignations of Mr. Ioannis Tsigkounakis and Mr. Alexander Papageorgiou from our board. On May 20, 2010 and on July 20, 2010, Mr. Alexis Komninos and Mr. George Koutsolioutsos, respectively, resigned from our board. Following these resignations, the Board determined to reduce its size from thirteen to nine members. On November 17, 2010 and November 22, 2010, Messrs. Kostas Koutsoubelis and Kyriakos Dermatis, respectively, resigned from our board, and the Board determined at the time to reduce its size from nine to seven members. On May 11, 2012 we announced the resignations of Mr. George Taniskidis and Mr. Dimitris Panagiotopoulos. On October 1, 2012 we announced that Mr. Dale Ploughman stepped down as Chief Executive Officer and Mr. Stamatis Tsantanis was appointed as Chief Executive Officer and Director of the Company. On October 1, 2013 Mr. Ploughman resigned from Chairman and Director of our Board and Mr. Tsimpis resigned from Directors of our board. Ms. Anagnostara resigned from Chief Financial Officer on November 1, 2013, but has remained as a member of our board. Mr. Tsantanis was appointed as our Chairman on October 1, 2013 and as our Interim Chief Financial Officer on November 1, 2013.

No family relationships exist among any of the directors and executive officers.

B.           Compensation

For the year ended December 31, 2013, we paid our executive officers and directors aggregate compensation of $0.6 million. Our executive officers are employed by us pursuant to employment and consulting contracts.

Each member of our board of directors received a fee of $34,000 per year. In addition, each member of the Shipping Committee received a fee of $25,500 up to June 30, 2013. The Shipping Committee fee has been suspended from July 1, 2013 until the Board of Directors decides otherwise. The aggregate director fees paid by us for the years ended December 31, 2013, 2012 and 2011 totaled $263,500, $403,000 and $460,000, respectively.

C.           Board Practices

Our board of directors has an audit committee, a compensation committee, a nominating committee and a shipping committee. Our board of directors has adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Messrs. Dimitris Anagnostopoulos and Elias Culucundis. Our board of directors has determined that the members of the audit committee meet the applicable independence requirements of the Commission and the NASDAQ Marketplace Rules. Our board of directors has determined that Mr. Dimitris Anagnostopoulos is an "Audit Committee Financial Expert" under the Commission's rules and the corporate governance rules of the NASDAQ Capital Market.

The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee by NASDAQ and the Commission). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of Messrs. Dimitris Anagnostopoulos and Elias Culucundis, each of whom is an independent director. The compensation committee reviews and approves the compensation of our executive officers.

Nominating Committee

Our nominating committee consists of Messrs. Elias Culucundis and Dimitris Anagnostopoulos, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

Shipping Committee

We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance in order to accelerate the pace of our decision making in respect of shipping business opportunities, such as the acquisition of vessels or companies. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that our directors bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors. The shipping committee consists of three directors. In accordance with the Amended and Restated Charter of the Shipping Committee, two of the directors on the shipping committee are nominated by the Restis affiliate shareholders and one of the directors on the shipping committee is nominated by a majority of our board of directors and is an independent member of the board of directors. The members of the shipping committee are Mr. Stamatis Tsantanis and Ms. Christina Anagnostara, who are the Restis affiliate shareholders' nominees, and Mr. Elias Culucundis, who is the Board's nominee.

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

D.           Employees

We currently have one executive officer, Mr. Stamatis Tsantanis. In addition, we employ Ms. Theodora Mitropetrou, our general counsel, and a support staff of ten employees.

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

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common shares, par value $0.0001 per share
	United Capital Investments Corp.(1)	2,622,727	21.9%
	Atrion Shipholding S.A.(1)	2,522,149	21.1%
	Plaza Shipholding Corp.(1)	2,526,388	21.1%
	Comet Shipholding Inc.(1)	2,522,168	21.1%
	Christina Anagnostara	667	*
	All directors and executive officers as a group (5 individuals)	667	*

* Less than one percent.

All shares owned by the shareholders listed in the table above have the same voting rights as other shares of our common stock.

(1)           Each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc., is an affiliate of members of the Restis family.

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

Share Purchase Agreement

On January 31, 2012, we completed an equity injection plan with four entities affiliated with the Restis family. In exchange for $10 million, we issued an aggregate of 4,641,620 of our common shares to the four entities at a price of $2.15442. The price was determined as the average closing price of the five trading days preceding the execution of the purchase plan. Following the issuance of the shares we had 11,959,271 outstanding common shares. As of the date of this annual report we have 11,959,271 outstanding common shares.

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

Management Agreement

Under the terms of the management agreement entered into by EST, a company controlled by members of the Restis family, as manager of the initial fleet of six vessels owned by our subsidiaries, with Seanergy Management, and EST, as manager of all vessels owned by Seanergy, and BET (our former subsidiary), EST performed certain duties that include general administrative and support services necessary for the operation and employment of all vessels owned by all subsidiaries of Seanergy and BET (our former subsidiary), including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to our instructions, sale and purchase of vessels. The fixed daily fee per vessel for the years ended December 31, 2013 and 2012, was $0.45 and for the year ended December 31, 2011, was EUR 0.46 up to September 30, 2011 and was amended to $0.45 effective October 1, 2011.

Brokerage Agreement

Under the terms of the brokerage agreements entered into by Seanergy Management, with Safbulk, a company controlled by members of the Restis family, Safbulk provided commercial management services for our initial fleet of six vessels  and provided commercial management for the BET vessels, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management and BET, as the case may be. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. Following the sale of our vessels, the brokerage agreement with Safbulk has been terminated. With the sale of BET, the BET fleet has been divested since December 31, 2012.

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

Consultancy Agreement

On August 9, 2012 Seanergy Management entered into a consultancy agreement with Belgraive Services Ltd. for the services of the individual who served as the Chief Financial Officer of the Company. The agreement was for $220,000 per annum, payable monthly on the last working day of every month in 12 installments. The agreement was terminated as of November 1, 2013 automatically with the resignation of our former Chief Financial Officer.

Commercial Real Estate Sublease Agreement

We lease our executive office space in Athens, Greece pursuant to the terms of a sublease agreement between Seanergy Management and Waterfront S.A., a company affiliated with a member of the Restis family. The initial sublease fee is EUR 504,000 per annum, or EUR 42,000 per month. The initial term is from November 17, 2008 to November 16, 2011, which was extended until February 28, 2014 and has since been silently extended. On December 20, 2010 we entered into an amendment which provides that for the remaining of the term of the sublease agreement the sublease fee will be EUR 35,000 per month and on January 1, 2012 we entered into an amendment which provides that for the remaining of the term of the sublease agreement the sublease fee will be EUR 25,000 per month. Seanergy Management has been granted Ministerial Approval (issued in the Greek Government Gazette) for the establishment of an office in Greece under Greek Law 89/67 (as amended).

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

On December 30, 2010, certain of our shareholders who are resident in Greece (including Mr. George Koutsolioutsos, the former Chairman of the Board of the Company) brought a suit before the First Instance Court of Athens against certain other shareholders of the Company and other individuals who are resident in Greece, including our Chairman and CFO. Neither we nor any of our subsidiaries is named as a defendant. The complaint alleges that the defendants engaged in willful unlawful conduct under Greek law and that the plaintiffs sustained losses therefrom, including diminution in the value of their shares in the Company and reputational damage. The defendants have advised us that they do not believe the action has merit, and that they intend to vigorously defend it. The presiding judge, at the court hearing on November 28, 2012, decided the continuance of the trial on December 11, 2014.

On January 17, 2014, one of our shareholders, Mr. George Koutsolioutsos, who is resident in Greece, brought, inter alios, a suit before the First Instance Court of Athens against, inter alios, another of our shareholder and our former Chairman and CEO, Mr. Dale Ploughman. Neither we nor any of our subsidiaries is named as a defendant. The complaint alleges that the defendant engaged in willful unlawful conduct under Greek law and that the plaintiffs sustained losses therefrom, including reputational damage. The defendant has advised us that he does not believe the action has merit, and that he intends to vigorously defend it. A court hearing date has been set for December 11, 2014.

Dividend Policy

We had initially expressed an intent to pay dividends in the aggregate amount of $1.20 per common share on a quarterly basis during the one-year period commencing with the second full quarter following the initial closing of the acquisition of the six vessels that composed our initial fleet, which was the quarter ending March 31, 2009. We have, however, determined to temporarily suspend the payment of any dividends and have not yet determined when any dividend payments will be resumed, if at all. The declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be in the discretion of our board of directors and be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions, and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

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

	High	Low
For the Fiscal Year Ended December 31, 2009	$80.25	$43.95
For the Fiscal Year Ended December 31, 2010	$44.85	$13.50
For the Fiscal Year Ended December 31, 2011	$14.84	$2.06
For the Fiscal Year Ended December 31, 2012	$4.23	$1.09
For the Fiscal Year Ended December 31, 2013	$2.46	$0.80

For the Quarter Ended
March 31, 2012	$4.23	$2.15
June 30, 2012	$4.04	$1.97
September 30, 2012	$2.30	$1.66
December 31, 2012	$1.90	$1.04

For the Month Ended	High	Low
October 2013	$1.72	$1.24
November 2013	$1.43	$0.80
December 2013	$2.10	$1.26
January 2014	$1.99	$1.44
February 2014	$1.89	$1.31
March 2014	$1.98	$1.59
April 1, 2014 through April 16, 2014	$1.78	$1.45

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

This summary is based on the U.S. Internal Revenue Code of 1986. as amended, or the Code, its legislative history, Treasury Regulations promulgated thereunder, published administrative rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

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

As discussed in more detail below, we believe that we satisfied the Publicly-Traded Test for our 2013 taxable year since, on more than half the days the days of the taxable year, our common shares were primarily and regularly traded on an established securities market in the United States, namely the NASDAQ Capital Market.

The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Our common stock, our sole class of our issued and outstanding stock, was "primarily traded" on the NASDAQ Capital Market, which is an established securities market for these purposes.

The regulations also require that our stock be "regularly traded" on an established securities market. Under the regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." Our common stock, our sole class of issued and outstanding stock, was listed on the NASDAQ Capital Market in 2013. Accordingly, we will satisfy this listing requirement.

The regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if we do not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, who we refer to as "5% Shareholders." We refer to this restriction in the regulations as the "Closely-Held Rule." The Closely-Held Rule will not disqualify us, however, if we can establish that qualified 5% Shareholders own sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year, which we refer to as the exception to the Closely-Held Rule.

For purposes of being able to determine our 5% Shareholders, the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

Based on our Schedule 13G and 13D filings for the 2013 taxable year, we believe that we triggered the Closely-Held Rule for the 2013 taxable year. Although we believe that the status of our 5% Shareholders as "qualified shareholders" makes us eligible for the exception to the Closely-Held Rule, to qualify for the benefits of Section 883 our 5% Shareholders, and each intermediary in the chain of ownership, would have to provide us with certain beneficial ownership and intermediary statements substantiating the 5% Shareholders' beneficial ownership and status as "qualified shareholders." The Company expects to obtain the required statements from 5% Shareholders who own collectively more than 50% of shares of the Company. Thus, we expect to meet the requirement of the exemption to the Closely-Held Rule for the 2013 taxable year. Due to the factual nature of the issues involved, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for the 2013 or any future taxable year.

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

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our USSGTI will be "effectively connected" with the conduct of a U.S. trade or business.

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

Special rules may apply to any ''extraordinary dividend''—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis in a common share—paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income, which includes bareboat hire, would generally constitute "passive income" unless we are treated under specific rules as deriving rental income in the active conduct of a trade or business.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election is referred to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the common shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2013, a U.S. Holder would be required to file an IRS Form 8621 for the year with respect to such holder's common stock.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder is referred to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the our ordinary earnings and its net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his, her or its U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will provide each U.S. Holder with all necessary information, including a PFIC Annual Information Statement, in order to enable such holder to make a QEF election for such taxable year.

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

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally should apply to distributions paid on our common stock to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of our common stock by a non-corporate U.S. Holder, who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	fails in certain circumstances to comply with applicable certification requirements.

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

Interest Rate Risk

We were subject to interest rate risk with respect to our credit facilities with Piraeus Bank and UOB and DBV, prior to the release of our liabilities under those facilities. Each of these facilities has borne interest at LIBOR plus a spread. For the year ended December 31, 2013, the weighted average interest rate was 5.04% and 4.54% for the Piraeus Bank revolving facility and the Piraeus Bank term facility, respectively. For the DVB and UOB term facilities respectively, the weighted average interest rate was 2.89% and 3.21% for the year ended December 31, 2013. A 1% increase in LIBOR would have resulted in an increase in interest expense for the twelve months ended December 31, 2013, of approximately $0.4 million, $1.0 million on the Piraeus Bank revolving credit facility and the Piraeus Bank term facility, respectively. A 1% increase in LIBOR would have resulted in an increase in interest expense for the twelve months ended December 31, 2013, of approximately $0.03 million and $0.2 million on the DVB and UOB facilities, respectively.

For a description of our derivatives, see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Derivatives."

Foreign Exchange Rate Fluctuation

We generate all of our revenue in U.S. dollars. The majority of our operating expenses are in U.S. dollars except primarily for our management fees and our executive office rental expenses which are denominated in Euros and Hong Kong dollars. During the year ended December 31, 2013, approximately 9% of our expenses were in currencies other than U.S. dollars, the majority of which are denominated in Euros and Hong Kong dollars. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses. However due to our relatively low percentage exposure to currencies other than our base currency which is the U.S. dollar, we believe that such currency movements will not have a material effect on us.

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

Events of default have occurred under the Piraeus Bank facility agreement as a result of, among other things (i) the failure of the borrowers (all of which are our subsidiaries) and us, as the corporate guarantor) to make related principal installment and interest payments since the fourth quarter of 2012. As of the date of this annual report, we have no indebtedness. We refer you to the section under the heading "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - A. Operating Results – Recent Developments – Restructuring of our Indebtedness – Piraeus Bank Facility Agreement" and "- UOB Facility Agreement" for a discussion of our restructuring efforts in respect of these loan facilities.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

a)           Disclosure Controls and Procedures

Management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2013). The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Interim Chief Financial Officer has concluded that our disclosure controls and procedures are effective as of the evaluation date.

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

Management, including our Chief Executive Officer and Interim Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, it used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") published in its report entitled Internal Control-Integrated Framework (1992). Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2013.

However, it should be noted that because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements with certainty even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate / obsolete because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

c)           Attestation Report of the Registered Public Accounting Firm

Not applicable.

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

Our principal accountants are Ernst & Young (Hellas) Certified Auditors Accountants S.A., or E&Y. E&Y has billed us for audit, audit-related and non-audit services as follows:

	2013	2012
Audit fees	$306,000	$463,600
Audit related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	$306,000	$463,600

Audit fees for 2013 and 2012 of $306,000 and $463,600, respectively, related to professional services rendered for the audit of our financial statements for the years ended December 31, 2013 and 2012, respectively. As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services.

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

On January 31, 2012, we completed an equity injection plan with four entities affiliated with the Restis family. In exchange for $10 million, we issued an aggregate of 4,641,620 of our common shares to the four entities at a price of $2.15442. The price was determined as the average closing price of the five trading days preceding the execution of the purchase plan. Following the issuance of the shares and as of the date of this annual report we have 11,959,271 outstanding common shares.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

The disclosure called for by this Item 16F was previously reported, as defined in Rule 12b-2 under the Exchange Act, in our annual report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 26, 2013.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation (1)
1.2	Second Amended and Restated Bylaws (2)
1.3	Amendment to Amended and Restated Articles of Incorporation (3)
1.4	Second Amendment to Amended and Restated Articles of Incorporation (4)
1.5	Third Amendment to Amended and Restated Articles of Incorporation (5)
1.6	Fourth Amendment to Amended and Restated Articles of Incorporation (6)
2.1	Specimen Common Stock Certificate(7)
2.2	Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (8)
2.3	Unit Purchase Option (8)
2.4	Specimen Unit Certificate (9)
2.5	Form of Underwriters Warrant (10)
4.1	Master Agreement dated as of May 20, 2008 (1)
4.2	Amendment to Master Agreement dated July 25, 2008 (1)
4.4	Form of Convertible Unsecured Promissory Note(1)
4.5	Amendment to Convertible Promissory Note dated August 28, 2009(11)
4.7	Management Agreement dated as of May 20, 2008 (1)
4.8	Amendment No.1 to Management Agreement dated October 1, 2011 (19)
4.17	Share Purchase Agreement dated January 4, 2012 between registrant and United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc.(18)
4.18	Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan (16)
4.19	Loan Agreement dated August 27, 2008 between Seanergy and Piraeus Bank (11)
4.20	Amendment No. 1 to Piraeus Bank Loan Agreement dated September 9, 2009(11)
4.21	Amendment No. 2 to Piraeus Bank Loan Agreement dated November 13, 2009(12)
4.22	Amendment No. 3 to Piraeus Bank Loan Agreement dated June 2, 2010(13)
4.23	Amendment No. 4 to Piraeus Bank Loan Agreement dated January 31, 2012 (19)
4.24	Second Supplement Agreement dated September 30, 2009 relating to and including the Loan Agreement dated June 26, 2007 between BET and Citibank(11)
4.25	Supplemental Letter Agreement dated August 4, 2010 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank (14)
4.26	Third Supplemental Agreement dated December 23, 2010 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank(17)
4.27	Fourth Supplemental Agreement dated March 31, 2011 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank (17)
4.28	Fifth Supplemental Agreement dated February 7, 2012 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank (19)
4.29	Restated Loan Agreement originally dated June 26, 2007 between BET and Citibank (19)
4.30	Loan Agreement dated October 19, 2007 between MCS and DVB(13)
4.31	Loan Agreement dated June 5, 2008 between MCS and HSBC(13)

Exhibit Number	Description
4.32	Supplemental Agreement dated May 20, 2010 relating to the Loan Agreement dated October 19, 2007 between MCS and DVB(13)
4.33	Supplemental Agreement dated May 21, 2010 relating to the Loan Agreement dated June 5, 2008 between MCS and HSBC(13)
4.34	Supplemental Letter and Amended and Restated Agreement dated May 24, 2010 relating to and including the Loan Agreement dated March 6, 2008 between MCS and UOB (17)
4.35	Share Purchase Agreement with I.M.I. Holdings Corp., dated November 9, 2012 and Addendums (20)
4.36	Settlement Agreement with DVB Group Merchant Bank (Asia) Ltd. dated January 25, 2013 (20)
4.37	HSBC Waiver Letter dated September 4, 2012 and Extension Waiver Letter dated October 24, 2012 (20)
4.38	Delivery and Settlement Agreement relating to a term loan facility with Piraeus Bank A.E.
4.39	Settlement Agreement with United Overseas Bank Limited
4.40	Addendum No. 1 to Settlement Agreement with United Overseas Bank Limited
4.41	Memorandum of Agreement with respect to Delos Ranger
4.42	Memorandum of Agreement with respect to Hamburg Max
4.43	Memorandum of Agreement with respect to Davakis G
4.44	Memorandum of Agreement with respect to Bremen Max
8.1	List of Subsidiaries
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers, S.A.
15.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.
101
The following financial information from Seanergy Maritime Holding Corp.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2013 and 2012;
(2) Consolidated Statements of Income/(loss) for the years ended December 31, 2013, 2012 and 2011;
(3) Consolidated Statements of Shareholders' (Deficit) / Equity for the years ended December 31, 2013, 2012 and 2011;
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011;
(5) Notes to Consolidated Financial Statements.

(1)	Incorporated herein by reference to the corresponding exhibit in the Annex filed with Seanergy Maritime's proxy statement on Form 6-K submitted to the Commission on July 31, 2008.
(2)	Incorporated herein by reference to our Company's report on Form 6-K submitted to the Commission on July 20, 2012.
(3)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1MEF filed with the Commission on August 28, 2009 (File No. 333161595).
(4)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the Commission on September 16, 2010.
(5)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the Commission on June 27, 2011.
(6)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the Commission on August 5, 2011.
(7)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the Commission on January 15, 2009 (File No. 333154952).
(8)	Incorporated herein by reference to the corresponding exhibit filed with Seanergy Maritime's report on Form 8-K filed with the Commission on October 4, 2007.
(9)	Incorporated herein by reference to the corresponding exhibit filed with Seanergy Maritime's registration statement on Form F-1/A filed with the Commission on July 10, 2007 (File No. 333144436).

(10)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the Commission on January 26, 2010 (File No. 333161961).
(11)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the Commission on October 16, 2009 (File No. 333161961).
(12)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the Commission on November 18, 2009 (File No. 333161961).
(13)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the Commission on July 21, 2010 (File No. 333166872).
(14)
Incorporated herein by reference to the corresponding exhibit filed with our Company's post-effective amendment no. 1 to the registration statement on Form F-1 filed with the Commission on September 24, 2010 (File No. 333-166872).

(15)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the Commission on October 29, 2010.
(16)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the Commission on February 7, 2011.
(17)	Incorporated herein by reference to the corresponding exhibit filed with our Company's annual report on Form 20-F submitted to the Commission on March 31, 2011.
(18)	Incorporated herein by reference to the corresponding exhibit filed with a Schedule 13D/A relating to our Company submitted to the Commission on March 18, 2012
(19)	Incorporated herein by reference to the corresponding exhibit filed with our Company's annual report on Form 20-F submitted to the Commission on March 19, 2012.
(20)	Incorporated herein by reference to the corresponding exhibit filed with our Company's annual report on Form 20-F submitted to the Commission on April 26, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEANERGY MARITIME HOLDINGS CORP.

By:
Name:	Stamatis Tsantanis
Title:	Chairman & Chief Executive Officer

Date: April 17, 2014

Seanergy Maritime Holdings Corp.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Seanergy Maritime Holdings Corp.

We have audited the accompanying consolidated balance sheets of Seanergy Maritime Holdings Corp. (the "Company") as of December 31, 2013 and 2012 and the related consolidated statements of income / (loss), shareholders' deficit and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seanergy Maritime Holdings Corp. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the consolidated financial statements, the Company, as of December 31, 2013 continued to be in breach of certain terms and covenants of the loan facility with its remaining lender, and had a working capital deficit and an accumulated deficit. Following the disposal of its entire fleet subsequent to December 31, 2013 in the context of its restructuring plan, the Company is unable to generate sufficient cash flow to meet its obligations and sustain its continuing operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Ernst & Young (Hellas) Certified Auditors Accountants S.A.
April 16, 2014
Athens, Greece

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Seanergy Maritime Holdings Corp:

In our opinion, the consolidated statements of income/(loss), shareholder’ (deficit)/ equity and cash flows of Seanergy Maritime Holdings Corp. and its subsidiaries (the “Company”) present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.
PricewaterhouseCoopers S.A.
Athens, Greece

March 19, 2012

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2013 and 2012
 (In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Notes	2013	2012
ASSETS
Current assets:
Cash and cash equivalents		3,075	4,298
Restricted cash	4	-	2,000
Accounts receivable trade, net		1,256	2,287
Inventories	6	913	471
Other current assets	7	965	2,190
Vessels held for sale	8, 9, 12	60,141	39,750
Deferred charges	9	-	1,090
Total current assets		66,350	52,086
Fixed assets:
Vessels, net	8	-	68,511
Office equipment, net		-	2
Total fixed assets		-	68,513
Other assets
Deferred charges	9	-	220
Other non-current assets	3	-	141
TOTAL ASSETS		66,350	120,960

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	10	134,911	208,649
Trade accounts and other payables	11	2,148	2,514
Due to related parties	5	9,049	6,135
Accrued expenses		1,252	1,159
Accrued interest		9,480	3,543
Financial instruments	12	-	491
Deferred revenue		205	86
Total current liabilities		157,045	222,577
Total liabilities		157,045	222,577

Commitments and contingencies	13	-	-

EQUITY
Seanergy shareholders' deficit
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2013 and 2012; 11,959,271 and 11,959,282 shares issued and outstanding as at December 31, 2013 and 2012, respectively	14	1	1
Additional paid-in capital		294,535	294,520
Accumulated deficit		(385,231)	(396,138)
Total shareholders' deficit		(90,695)	(101,617)
TOTAL LIABILITIES AND EQUITY		66,350	120,960

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statement of Income/(Loss)
For the years ended December 31, 2013, 2012 and 2011
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Notes	2013	2012	2011
Revenues:
Vessel revenue - related party	3, 5	-	8,221	35,684
Vessel revenue		23,838	49,026	71,555
Commissions – related party	3, 5	-	(298)	(1,327)
Commissions		(759)	(1,333)	(1,852)
Vessel revenue, net		23,079	55,616	104,060
Expenses:
Direct voyage expenses	15	(8,035)	(13,587)	(2,541)
Vessel operating expenses	15	(11,086)	(26,983)	(34,727)
Voyage expenses - related party	3, 5	(313)	(532)	(661)
Management fees - related party	3, 5	(743)	(1,625)	(2,415)
Management fees		(194)	(588)	(576)
General and administration expenses	16	(3,966)	(6,337)	(8,070)
General and administration expenses - related party	3, 5	(412)	(402)	(603)
Loss on bad debts		-	(327)	-
Amortization of deferred dry-docking costs	9	(232)	(3,648)	(7,313)
Depreciation	8	(982)	(15,606)	(28,856)
Loss on sale of vessels	8	-	(15,590)	-
Impairment loss for vessels and deferred charges	8, 9	(3,564)	(147,143)	(188,995)
Impairment loss for goodwill		-	(4,365)	(12,910)
Gain on disposal of subsidiaries	1	25,719	-	-
Operating income / (loss)		19,271	(181,117)	(183,607)
Other income / (expense), net:
Interest and finance costs	17	(8,389)	(12,480)	(13,482)
Interest income		13	59	60
Loss on interest rate swaps	12	(8)	(189)	(641)
Foreign currency exchange gains (losses), net		19	(43)	(46)
		(8,365)	(12,653)	(14,109)
Income / (loss) before taxes		10,906	(193,770)	(197,716)
Income tax benefit/(expense)		1	2	(40)
Net income / (loss)		10,907	(193,768)	(197,756)
Net income / (loss) per common share
Basic and diluted	18	0.91	(16.74)	(27.04)
Weighted average common shares outstanding
Basic	18	11,958,140	11,576,576	7,314,636
Diluted		11,959,276	11,576,576	7,314,636

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Shareholders' (Deficit) / Equity
For the years ended December 31, 2013, 2012 and 2011
(In thousands of US Dollars, except for share data, unless otherwise stated)

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total shareholders' (deficit) / equity

Balance, January 1, 2011	7,314,931	1	279,278	(4,614)	274,665
Issuance of non-vested shares	3,332	-	-	-	-
Redemption of partial shares due to reverse stock split	(601)	-	-	-	-
Stock based compensation (Note 19)	-	-	14	-	14
Net loss for the year ended December 31, 2011	-	-	-	(197,756)	(197,756)
Balance, December 31, 2011	7,317,662	1	279,292	(202,370)	76,923
Issuance of common stock (Note 3c)	4,641,620	-	10,000	-	10,000
Stock based compensation (Note 19)	-	-	15	-	15
Sale of subsidiary to entity under common control (Note 3b)	-	-	5,213	-	5,213
Net loss for the year ended December 31, 2012	-	-	-	(193,768)	(193,768)
Balance, December 31, 2012	11,959,282	1	294,520	(396,138)	(101,617)
Cancellation of equity incentive plan shares	(11)	-	-	-	-
Stock based compensation (Note 19)	-	-	15	-	15
Net income for the year ended December 31, 2013	-	-	-	10,907	10,907
Balance, December 31, 2013	11,959,271	1	294,535	(385,231)	(90,695)

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2013, 2012 and 2011
 (In thousands of US Dollars)

	2013	2012	2011
Cash flows from operating activities:
Net income / (loss)	10,907	(193,768)	(197,756)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	982	15,606	28,856
Amortization of deferred finance charges	1,090	466	989
Amortization of deferred dry-docking costs	232	3,648	7,313
Payments for dry-docking	(750)	(1,607)	(6,414)
Change in fair value of financial instruments	8	(2,038)	(4,202)
Amortization of acquired time charters	-	-	(266)
Stock based compensation	15	15	14
Loss on sale of vessels	-	15,590	-
Loss on bad debt	-	327	-
Impairment of vessels and deferred charges	3,564	147,143	188,995
Impairment of goodwill	-	4,365	12,910
Gain on disposal of subsidiaries	(25,719)	-	-
Changes in operating assets and liabilities:
Due from related parties	-	405	(405)
Inventories	(1,005)	1,152	(1,053)
Accounts receivable trade, net	1,025	(1,193)	(765)
Other current assets	1,113	(2,013)	371
Other non-current assets	141	36	3
Trade accounts and other payables	(658)	2,291	255
Accrued expenses	68	486	1,356
Due to related parties	2,914	10,205	(2,928)
Accrued interest	6,788	1,948	927
Deferred revenue – related party	-	(142)	(899)
Deferred revenue	315	(504)	(862)
Net cash provided by operating activities	1,030	2,418	26,439
Cash flows from investing activities:
Net proceeds from sale of vessels	3,998	58,933	-
Cash disposed of upon disposal of subsidiaries	(2,005)	(3,531)	-
Cash paid at subsidiary disposal	(1,000)	-	-
Net cash provided by investing activities	993	55,402	-
Cash flows from financing activities:
Net proceeds from issuance of common stock	-	10,000	-
Repayments of long term debt	(5,246)	(98,816)	(53,145)
Deferred finance charges	-	-	(172)
Restricted cash released / (retained)	2,000	17,560	(9,175)
Net cash used in financing activities	(3,246)	(71,256)	(62,492)
Net decrease in cash and cash equivalents	(1,223)	(13,436)	(36,053)
Cash and cash equivalents at beginning of period	4,298	17,734	53,787
Cash and cash equivalents at end of period	3,075	4,298	17,734
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	-	9,481	11,045

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

a.	Disposal of Subsidiaries:

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

On January 29, 2013, Maritime Capital Shipping Limited ("MCS"), a wholly owned subsidiary of the Company, sold its 100% ownership interest in the four subsidiaries that owned the Handysize dry bulk carriers Fiesta, Pacific Fantasy, Pacific Fighter and Clipper Freeway. The buyer was a third-party nominee of the lenders under the senior secured credit facility with DVB Group Merchant Bank (Asia) Ltd ("DVB"), as agent. MCS had provided a guarantee under this facility, and in exchange for the sale, $30,310 of outstanding debt and accrued interest was discharged. In addition, the guarantee provided by MCS was fully released. In connection with the sale of the subsidiaries, the Company's Board of Directors obtained a fairness opinion from an independent third party rendering the transaction fair from the financial point of view of Seanergy's shareholders.

The estimated fair values of the assets and liabilities sold on the date of the sale were as follows:

Cash and restricted cash	1,902
Vessels and other assets	22,780
Long-term debt and other liabilities, net of obligations towards the Company	(30,382)
Net liabilities	(5,700)

The Company recognized a gain from the sale of the four MCS subsidiaries under the facility agreement with DVB, of $5,538 or $0.46 per share (basic and diluted).

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

On July 19, 2013, MCS sold its 100% ownership interest in the three subsidiaries that owned the Handysize dry bulk carriers African Joy, African Glory and Asian Grace. The buyer was a third-party nominee of the lenders under the senior and the subordinated credit facility with United Overseas Bank Limited ("UOB"). MCS had provided a guarantee under this facility, and in exchange for the sale, $39,533 of outstanding debt, accrued interest and swap liabilities were discharged. In addition, the guarantee provided by MCS was fully released. In connection with the sale of the subsidiaries, MCS deposited $1,000 on May 16, 2013, into an escrow account held with the escrow agent, which was released to UOB on the closing date. The Company's Board of Directors obtained a fairness opinion from an independent third party rendering the transaction fair from the financial point of view of the Seanergy's shareholders.

The estimated fair values of the assets and liabilities sold on the date of the sale were as follows:

Cash and restricted cash	103
Vessels and other assets	18,514
Long-term debt and other liabilities, net of obligations towards the Company	(39,957)
Net liabilities	(21,340)

The Company recognized a gain from the sale of the three MCS subsidiaries under the facility agreement with UOB, of $20,181 or $1.69 per share (basic and diluted).

b.	Going Concern:

As of December 31, 2012, the Company defaulted under the facility agreements set forth in Note 10 in respect of certain covenants (including, in some cases, the failure to make principal installments and interest payments and the failure to satisfy financial covenants). The Company had not obtained satisfactory waivers of these defaults and as a result long-term debt was classified under current liabilities in the consolidated balance sheet. The above raised substantial doubt regarding the Company's ability to continue as a going concern as of December 31, 2012.

As of December 31, 2013, the Company continued to be in breach of certain terms and covenants of the loan facility with its remaining lender, Piraeus Bank S.A., or Piraeus Bank. In addition the Company reported a working capital deficit of $90,695 and an accumulated deficit of $385,231. On October 30, 2013, the Company received a Staff Delisting Determination letter from the Nasdaq Stock Market LLC notifying the Company that, due to non-compliance with the minimum stockholders' equity requirement for continued listing set forth in Nasdaq Listing Rule 5550(b), trading of the Company's common stock would be suspended unless the Company requested an appeal of this delisting. On December 11, 2013, the Company presented to the Nasdaq Hearings Panel its plan to establish compliance with the stockholders' equity requirement. On January 9, 2014, the Panel granted the request of the Company for extension until April 28, 2014 on the continued listing in order for the Company to demonstrate compliance with the stockholders' equity requirement and successfully implement its plan. The main elements of the plan include the finalization of debt unwinding with the Company's remaining lender, the release from liabilities to related parties, an equity contribution from the Company's major shareholders for working capital purposes, a follow-on public offering and a purchase of secondhand vessels, funded by public offering's net proceeds.

Up to the date of issuance of these financial statements, the Company has sold, disposed of, or otherwise handed control over to its lenders all 20 of its vessels in connection with the restructuring plan (Note 10). In exchange, all of the outstanding debt was discharged and the guarantee provided by the Company was fully released. Furthermore, the Company's vessels' technical management company, Enterprises Shipping and Trading, S.A. ("EST"), an affiliate, and its commercial manager, Safbulk Pty Ltd. ("Safbulk Pty"), also an affiliate, have released the Company from all their claims.

Cash flows generated from operations, following the disposal of the entire fleet, are not expected to be sufficient for the Company to meet its obligations and sustain its operations, absent external financial support.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

The Company has initiated a process of reviewing the market in order to identify suitable vessel acquisitions. The Company expects to finance these acquisitions with equity provided through capital markets transactions and its shareholders and/or by new loan arrangements. While the Company continues to use its best efforts to execute under its stated plan, there can be no assurance that this plan will be successfully completed. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

c.	Subsidiaries in Consolidation:

Seanergy's subsidiaries included in these consolidated financial statements as of December 31, 2013 are as follows:

Company	Country of Incorporation	Date of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal	Financed by
Seanergy Management Corp.(1) (3)	Marshall Islands	May 9, 2008	N/A	N/A	N/A	N/A
Amazons Management Inc.(1)	Marshall Islands	April 21, 2008	Davakis G.	August 28, 2008	March 6, 2014	Piraeus Bank
Lagoon Shipholding Ltd.(1)	Marshall Islands	April 21, 2008	Delos Ranger	August 28, 2008	March 11, 2014	Piraeus Bank
Cynthera Navigation Ltd.(1)	Marshall Islands	March 18, 2008	African Oryx	August 28, 2008	April 10, 2013	Piraeus Bank
Martinique International Corp.(1)	British Virgin Islands	May 14, 2008	Bremen Max	September 11, 2008	March 7, 2014	Piraeus Bank
Harbour Business International Corp.(1)	British Virgin Islands	April 1, 2008	Hamburg Max	September 25, 2008	March 10, 2014	Piraeus Bank
Waldeck Maritime Co.(1)	Marshall Islands	April 21, 2008	African Zebra	September 25, 2008	February 15, 2012	Piraeus Bank
Maritime Capital Shipping Limited (1)	Bermuda	April 30, 2007	N/A	May 21, 2010	N/A	N/A
Maritime Capital Shipping (HK) Limited (3)	Hong Kong	June 16, 2006	N/A	May 21, 2010	N/A	N/A
Maritime Glory Shipping Limited (2)	British Virgin Islands	April 8, 2008	Clipper Glory	May 21, 2010	December 4, 2012	HSBC
Maritime Grace Shipping Limited (2)	British Virgin Islands	April 8, 2008	Clipper Grace	May 21, 2010	October 15, 2012	HSBC
Atlantic Grace Shipping Limited (4)	British Virgin Islands	October 9, 2007	N/A	May 21, 2010	N/A

(1) Subsidiaries wholly owned
(2) Vessel owning subsidiaries owned by MCS
(3) Management company
(4) Dormant company

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

Seanergy's functional currency is the United States dollar since the Company's vessels operate in international shipping markets and therefore primarily transact business in US Dollars. The Company's books of accounts are maintained in US Dollars. Transactions involving other currencies are translated into the United States dollar using exchange rates, which are in effect at the time of the transaction. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to United States dollars at the foreign exchange rate prevailing at year-end. Gains or losses resulting from foreign currency translation are reflected in the consolidated statement of income/(loss).

(d)	Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. Customers individually accounting for more than 10% of the Company's voyage revenues during the years ended December 31, 2013, 2012 and 2011 were:

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Customer	2013	2012	2011
A	18%	-	-
B	16%	-	-
C	12%	19%	15%
D	10%	-	-
E	-	14%	17%
F*	-	14%	10%
G*	-	-	24%
H	-	-	10%
I	-	-	10%
Total	56%	47%	86%

* Customers F and G are related parties.

The Company does not obtain rights to collateral to reduce its credit risk in the event of non-performance by counter parties to charter agreements; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

(e)	Cash and Cash Equivalents

Seanergy considers time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash is excluded from cash and cash equivalents. Restricted cash at December 31, 2012, did not include an amount of $3,735, relating to not pledged retention accounts and other compensating cash balances, which the Company should have maintained with the accounts of each of the lending banks (Note 10).

(f)	Accounts Receivable Trade, Net

Accounts receivable trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2013 and 2012 amounted to $302 and $631, respectively.

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

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Management estimates the useful life of the Company's vessels to be 30 years from the date of initial delivery from the shipyard. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton ("LWT"). Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to September 30, 2011, management estimated the salvage value of its vessels at $0.270 per LWT. Effective October 1, 2011, following management's reassessment of the residual values of the company's vessels, the estimated salvage value per LWT was increased to $0.435. This change reduced depreciation expense by $729 (approximately $0.10 per share) for the year ended December 31, 2011.

(k)	Long-lived Assets Classified as Held for Sale

The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, "Property, Plant and Equipment", when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. According to ASC 360-10-35, the fair value less cost to sell of the long-lived asset (disposal group) should be assessed each reporting period it remains classified as held for sale. Subsequent changes in the long-lived asset's fair value less cost to sell (increase or decrease) would be reported as an adjustment to its carrying amount, except that the adjusted carrying amount should not exceed the carrying amount of the long-lived asset at the time it was initially classified as held for sale. These long lived assets are not depreciated once they meet the criteria to be classified as held for sale and are classified in current assets on the consolidated balance sheet.

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

The Company determines undiscounted projected operating cash flows, for each vessel and compares it to the vessel's carrying value. When the undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the vessel and its eventual disposition are less than its carrying amount, the Company impairs the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the median of the trailing 10-year historical charter rates available for each type of vessel) adjusted for brokerage commissions and expected outflows for scheduled vessels' maintenance. The undiscounted projected operating cash outflows are determined by reference to the Company's actual vessel operating expenses, assuming an average annual inflation rate of 2.5%. Effective fleet utilization is assumed to 98% in the Company's exercise.

The Company recorded net impairment loss of $3,564, $147,143 and $188,995 for the years ended December 31, 2013, 2012 and 2011, respectively (Note 8).

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

The Company had one reporting unit and tested its goodwill for potential impairment, and concluded that indication of impairment existed as of September 30, 2012. The fair value for goodwill impairment test was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances and using the market capitalization approach. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the median of the trailing 10-year historical charter rates available for each type of vessel). The weighted average cost of capital used was 7.42%, 8.16% and 8.46% for the nine month periods ended September 30, 2012 and 2011, and the year ended December 31, 2011, respectively. As a result, an impairment loss for goodwill of $NIL, $4,365 and $12,910 was recorded, for the years ended December 31, 2013, 2012 and 2011, respectively.

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

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Seanergy Management Corp. ("Seanergy Management"), the Company's management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros during 2012-2015 according to a new tax bill passed in 2013 under the laws of the Republic of Greece. The new tax bill was retroactive to 2012. The contribution to be paid in 2014 by Seanergy Management for 2013 is estimated at approximately $51.

Additionally, effective January 1, 2013 onwards, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Republic of Greece. The Company's vessels' technical management company, Enterprises Shipping and Trading, S.A. ("EST"), an affiliate (Note 3(d)), is responsible for the filing and payment of the respective tonnage tax on behalf of Seanergy. The tonnage tax is recorded within Vessel operating expenses in the consolidated statement of comprehensive income/(loss). The 2014 tonnage tax is estimated at approximately $17 and is included in the related parties liabilities from which the Company was released (Note 1).

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).

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

The Company and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2013, 2012 and 2011 taxable years, and the Company takes this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond the Company's control that could cause it to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on its United States source income such as if, for a particular taxable year, other shareholders with a five percent or greater interest in the Company's stock were, in combination with the Company's existing 5% shareholders, to own 50% or more of the Company's outstanding shares of its stock on more than half the days during the taxable year.

The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. The Company has assessed that it satisfies the Publicly-Traded Test and all of its United States source shipping income is exempt from U.S. federal income tax for the years ended December 31, 2013, 2012 and 2011. Based on its U.S. source Shipping Income for 2013, 2012 and 2011, the Company would be subject to U.S. federal income tax of approximately $25, $85 and $261, respectively, in the absence of an exemption under Section 883.

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

Basic earnings (losses) per common share are computed by dividing net income (loss) available to Seanergy's shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (losses) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

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

Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company was party to interest swap agreements where it received a floating interest rate and paid a fixed interest rate for a certain period in exchange. These contracts did not qualify for hedge accounting and as such changes in their fair values were reported to earnings. The fair value of those agreements equated to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates.

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

(aa) Troubled Debt Restructurings

A restructuring of a debt constitutes a troubled debt restructuring if the lender or creditor for economic or legal reasons related to the Company's financial difficulties grants a concession to the Company that it would not otherwise consider. Troubled debt that is fully satisfied by foreclosure, repossession, or other transfer of assets or by grant of equity securities by the Company is included in the term troubled debt restructuring and accounted as such.

The Company, when issuing or otherwise granting an equity interest to a lender or creditor to settle fully a payable or debt, accounts for the equity interest granted at its fair value. The difference between the fair value of the equity interest granted and the carrying amount of the payable or debt settled is recognized as a gain on restructuring of payables or debt. Legal fees and other direct costs incurred in granting an equity interest to a creditor reduce the fair value of the equity interest issued. All other direct costs incurred in connection with a troubled debt restructuring are charged to expense as incurred.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

(ab)        Recent Accounting Pronouncements

There are no recent accounting pronouncements the adoption of which would have a material effect on the Company's consolidated financial statements in the current period.

3.	Transactions with Related Parties:

a.           Release from related parties liabilities:

On March 5, 2014, the Company entered into an agreement with EST and Safbulk Pty Ltd ("Safbulk Pty"), an affiliate, in exchange of a full and complete release of all their claims upon the completion of the delivery of the last four remaining vessels and settlement agreement with Piraeus Bank.  The transaction was completed successfully on March 11, 2014 and total liabilities amounting to approximately $9,637 were released.

b.           Subsidiary Disposal:

On December 30, 2012, the Company completed the sale of its 100% ownership interest in BET to IMI, a company controlled by members of the Restis family, for a nominal consideration (Note 1(a)).

c.           Equity Injection:

On January 4, 2012, the Company had entered into a share purchase agreement under which the Company sold 4,641,620 of its common shares to United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc., companies affiliated with the Restis family, for $10,000. The common shares were sold at a price of $2.15442 per share, which was the average closing price of Seanergy's common shares for the five trading days preceding the execution of the share purchase agreement. On January 31, 2012, the Company completed the equity injection plan with the four abovementioned entities. The shares to the four entities were issued on January 31, 2012.

d.          Technical Management Agreement:

A management agreement has been signed between the Company and EST for the provision of technical management services relating to certain vessels. The agreement is automatically extended annually, unless three months written notice of termination by either party is given prior to commencement of the next period. The fixed daily fee per vessel for the years ended December 31, 2013 and 2012, was $0.45 and for the year ended December 31, 2011, was EUR 0.46 up to September 30, 2011 and was amended to $0.45 effective October 1, 2011.

The related expense for the years ended December 31, 2013, 2012 and 2011, amounted to $743, $1,625 and $2,415, respectively, and is included under management fees - related party.

e.          Charter Agreements:

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

During the years ended December 31, 2013, 2012 and 2011, revenue from related parties amounted to $NIL, $8,221 and $35,684, respectively, and is shown net of off-hire expenses of $NIL, $261 and $362, respectively.

The address commissions amounted to $NIL, $298 and $1,327 for the years ended December 31, 2013, 2012 and 2011, respectively, and is recorded under commissions - related party in the accompanying consolidated statement of income/(loss). BET was sold on December 30, 2012 (Note 1 (a)).

f.           Brokerage Agreement:

Under the terms of the brokerage agreements, Safbulk Pty and Safbulk Maritime S.A., also affiliates, together referred to as "Safbulk," provide commercial brokerage services for certain vessels of the Company's fleet in accordance with the instructions of Seanergy Management. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. Under the same agreement, Safbulk is entitled to brokerage commissions whenever it assists the Company with vessel sales and purchases. The brokerage agreements with Safbulk are automatically renewed annually, unless either party is provided with three months' written notice prior to the termination of such period.

The fees charged by Safbulk amounted to $313, $532 and $661 for the years ended December 31, 2013, 2012 and 2011, respectively, and are separately reflected as voyage expenses — related party.

In addition, Safbulk charged the Company commission for services provided in connection to the disposal of the vessels amounting to $40 and $392 for the years ended December 31, 2013 and 2012, respectively, and are included in loss on sale of vessels.

g.           Property Lease Agreement:

On November 17, 2008, a lease agreement was entered into with Waterfront S.A., a company affiliated with a member of the Restis family, for the lease of Seanergy's executive offices. The initial lease term was from November 17, 2008 to November 16, 2011. On January 1, 2012, Seanergy exercised its option to extend the term until February 28, 2014, and the lease has been further silently extended. In accordance with the initial agreement, the monthly lease payment was EUR 42. As of December 20, 2010, the monthly lease payment was amended to EUR 35, and as of January 1, 2012, the monthly lease payment was amended to EUR 25. A three month rent guarantee of $103 and $99 as of December 31, 2013 and 2012, respectively, is included in other current assets at December 31, 2013 and in other non-current assets at December 31, 2012.

The rent charged by Waterfront S.A. for the years ended December 31, 2013, 2012 and 2011, amounted to $412, $402 and $603, respectively, and is included under general and administration expenses - related party.

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

Restricted cash at December 31, 2013 and 2012, respectively, does not include an amount of $NIL and $3,735, respectively, relating to retention accounts and other compensating cash balances that are not pledged, which the Company should maintain with the accounts of each of the lending banks (Note 10).

5.	Due from / Due to Related Parties:

As of December 31, 2013, due to related parties of $9,049 consists of liabilities of $8,313 to EST for working capital purposes, liabilities of $135 to Waterfront S.A. for common expenses for the leasehold property, and liabilities of $601 to Safbulk for commissions. As of December 31, 2012, due to related parties of $6,135 consists of liabilities of $5,925 to EST for working capital purposes, liabilities of $168 to Waterfront S.A. for common expenses for the leasehold property, and liabilities of $42 to Safbulk for commissions.

6.	Inventories:

Inventories in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2013	December 31, 2012
Lubricants	266	471
Bunkers	647	-
Total	913	471

7.	Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2013	December 31, 2012
Prepaid expenses	441	481
Insurance claims	134	1,458
Other	390	251
Total	965	2,190

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

8.	Vessels, Net and Vessels Held for Sale:

The Vessels, Net amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2013	2012
Cost:
Beginning balance	124,756	476,011
- Impairment charges	(11,491)	(145,964)
- Disposals	(12,043)	(149,930)
- Transfers to held for sale	(101,222)	(55,361)
Ending balance	-	124,756

Accumulated depreciation:
Beginning balance	(56,245)	(94,882)
- Additions	(980)	(15,593)
- Disposals	8,188	38,333
- Transfers to held for sale	49,037	15,897
Ending balance	-	(56,245)

Net book value	-	68,511

The Vessels Held for Sale amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2013	2012
Cost:
Beginning balance	55,647	-
- Transfers from vessels	101,222	55,361
- Transfers from deferred charges	956	286
- Remeasurement	8,000	-
- Disposals	(56,647)	-
Ending balance	109,178	55,647

Accumulated depreciation:
Beginning balance	(15,897)	-
- Additions	(49,037)	(15,897)
- Disposals	15,897	-
Ending balance	(49,037)	(15,897)

Net book value	60,141	39,750

As of December 31, 2013, the four vessels financed by Piraeus Bank were classified as vessels held for sale as per the Company's restructuring plan (Note 1 (b)).

On July 19, 2013, the subsidiaries owning the vessels financed by the UOB loan facility were sold to a third party entity nominated by the lenders (Note 1(a)).

On January 29, 2013, the subsidiaries owning the vessels financed by the DVB loan facility were sold to a third party entity nominated by the lenders (Note 1(a)).

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

As of December 31, 2012, vessels held for sale of $39,750 relate to the four vessels financed by the DVB loan facility and the three vessels financed by the UOB loan facility (Note 1(a)). With reference to the Company's restructuring plan (Note 1(b)), the vessels Fiesta, Pacific Fantasy, Pacific Fighter and Clipper Freeway financed by DVB and the vessels African Joy, African Glory and Asian Grace financed by UOB, were classified (together with the associated deferred dry-docking costs amounting to $286 (Note 9) as held for sale as of December 31, 2012 and their values were adjusted to their lower of their carrying amount or fair value less costs to sell as of December 31, 2012.

Vessel Disposals:
During the year ended December 31, 2013, eight vessels were disposed. The seven vessels financed by the DVB and UOB loan facilities were disposed as a result of the sale of their vessel owning companies, as discussed above. The eighth vessel, African Oryx, was sold on April 10, 2013.

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

On February 12, 2014, the Company entered into a delivery and settlement agreement with its remaining lender, Piraeus Bank, for the sale of its four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan facilities. The Company provides a corporate guarantee for these facilities. The four vessels are the dry bulk carriers Bremen Max, Hamburg Max, Davakis G. and Delos Ranger. On March 11, 2014, the Company closed on its previously announced delivery and settlement agreement with Piraeus Bank to unwind its final credit facility. The Company has sold its four remaining vessels to a nominee of the lender in full satisfaction of the underlying loan.

Net Impairment Loss:
During the year ended December 31, 2013, the Company recorded an impairment loss of $867 for the vessel African Oryx that was sold on April 10, 2013 and $10,697 for the vessels Davakis G. and Delos Ranger, which were measured at their fair values, upon classification of the vessels financed by the Piraeus Bank loan facilities to current assets as of June 30, 2013, as per the Company's restructuring plan (Note 1(b)). This was partially offset with the impairment re measurement of $1,000 relating to the UOB vessels, as discussed above, and the impairment re measurement $7,000 of Davakis G. and Delos Ranger as of December 31, 2013. The impairment loss was measured as the amount by which the carrying amount of the vessel exceeded its fair value less cost to sell, which was determined using the valuation derived from market data available at December 31, 2013.

During the year ended December 31, 2012, the Company recorded an impairment loss of $54,611 for all of its vessels disposed except for the vessel African Zebra and the vessel BET Scouter. The impairment loss was measured as the amount by which the carrying amount of the vessels exceeded their fair value. Fair value was determined using the agreed sale price adjusted for selling costs. In addition, an impairment loss of $67,275 and $24,078 was recognized upon classification of the vessels financed by the DVB and UOB loan facilities (Note 1(a)) as held for sale and as a result of the Company's impairment test exercise at December 31, 2012 for the remainder of its fleet, respectively. The impairment loss was measured as the amount by which the carrying amount of the vessels exceeded their fair value, which was determined using the valuation derived from market data available at December 31, 2012. In the context of the Company's impairment test exercise, an additional amount of $1,179 of unamortized deferred dry-docking costs associated with the impaired vessels was written off in 2012.

All of the Company's vessels had been provided as collateral (Note 1(b)) to secure the loans discussed under Note 10.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

9.	Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Dry-Docking	Financing Costs	Total
Balance as of December 31, 2011	5,802	1,556	7,358
- Additions	1,481	-	1,481
- Amortization and write-offs	(6,777)	(466)	(7,243)
- Transfers to held for sale	(286)	-	(286)
Subtotal	220	1,090	1,310
Less: Current portion	-	(1,090)	(1,090)
Balance as of December 31, 2012	220	-	220

	Dry-Docking	Financing Costs	Total
Balance as of December 31, 2012	220	1,090	1,310
- Additions	1,041	-	1,041
- Amortization and write-offs	(232)	(1,090)	(1,322)
- Impairment	(73)		(73)
- Transfers to held for sale	(956)	-	(956)
Balance as of December 31, 2013	-	-	-

During the year ended December 31, 2013, the Company incurred dry-docking and special survey costs of $1,041 in connection to the dry-docking of the vessels Bremen Max, Hamburg Max and Davakis G. During the same period, the Company wrote off $974 of deferred financing costs as a result of the sale of the Handysize dry bulk carriers Fiesta, Pacific Fantasy, Pacific Fighter and Clipper Freeway and to fair value measurement of relevant deferred financing costs in entities under UOB and Piraeus Bank  loan facilities as of December 31, 2013.

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

10.	Long-Term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2013	December 31, 2012
(a) Piraeus Bank reducing revolving credit facility	40,929	44,800
(a) Piraeus Bank term facility	93,982	93,982
(b) DVB loan facility	-	31,872
(c) UOB loan facility	-	37,995
Total	134,911	208,649
Less - current portion	(134,911)	(208,649)
Long-term portion	-	-

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

a.   Piraeus Bank

A long term debt (the "Facility") of up to $255,000 had been provided by Piraeus Bank , the special successor of former Cyprus Popular Bank Public Co Ltd ("CPB"), formerly known as Marfin Popular Bank Public Co Ltd, successor by way of cross-border merger of Marfin Egnatia Bank Societe Anonyme, or Piraeus Bank, being available in two facilities as described below. The Facility was guaranteed by Seanergy, as corporate guarantor. An arrangement fee of $2,550 was paid on the draw-down date and is included net of amortization in deferred charges in the accompanying consolidated balance sheet (Note 9).

Reducing Revolving Credit Facility:
As of December 31, 2011, the Company had fully utilized the $48,000 of the available reducing revolving credit facility that was provided to partly finance the vessels and to provide corporate liquidity. As per Addendum no. 4, dated January 31, 2012, the Company made a payment of $3,200 on the outstanding revolving credit facility. On April 10, 2013, the Company sold the vessel African Oryx for gross proceeds of $4,073, of which an amount of $3,871 was used to repay part of the outstanding amount under this facility. As of December 31, 2013 and 2012, the reducing revolving credit facility amounted to $40,929 and $44,800 respectively.

The revolving credit facility bore interest at USD LIBOR plus 4.50% and the weighted average interest rate on the revolving credit facility, including the spread, for the years ended December 31, 2013, 2012 and 2011, was approximately 5.04%, 4.92% and 4.26%, respectively.

As of December 31, 2013 and 2012, the Company had defaulted on aggregate interest payments of $2,910 and $565, respectively.

On February 12, 2014, the Company entered into a delivery and settlement agreement with Piraeus Bank  for the sale of its four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan facilities. The four vessels are the dry bulk carriers Bremen Max, Hamburg Max, Davakis G. and Delos Ranger. On March 11, 2014, the Company closed on its previously announced delivery and settlement agreement with Piraeus Bank  to unwind its final credit facility. The Company has sold its four remaining vessels to a nominee of the lender in full satisfaction of the underlying loan. In exchange for the sale, approximately $44,369 of outstanding debt and accrued interest under the Revolving Facility were discharged and the Company's guarantee has been fully released.

As of December 31, 2013 and 2012, the outstanding facility is classified as current.

Term Facility:
Certain vessel acquisitions (Note 1(b)) were financed by Piraeus Bank by an amortizing term facility equal to $165,000, to partly finance the vessels aggregate acquisition costs, excluding any amounts associated with an earn-out provision.

The credit facility was secured by a first priority or preferred ship mortgage on four vessels of the Company's fleet (Note 1(b)), assignment of all freights, earnings, insurances and requisition compensation. The lenders could also have required additional security in the event the Company breached certain covenants under the credit facility.

As per the amended loan agreement dated June 2, 2010, the term facility bore interest at USD LIBOR plus 3.50% until January 3, 2012. After January 3, 2012, interest was reinstated at USD LIBOR plus 1.5% if the Company's ratio of total assets to total liabilities was greater than 165%, or USD LIBOR plus 1.75% if the ratio was equal or less than 165%. The weighted average interest rate on the term facility, including the spread, for the years ended December 31, 2013, 2012 and 2011, was approximately 4.54%, 4.39% and 3.79%, respectively.

On February 15, 2012, the Company sold the vessel African Zebra for gross proceeds of $4,100, of which $4,018 was used to repay part of the outstanding amounts under this facility.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

As of December 31, 2013, the Company has defaulted on aggregate interest payments of $6,375 and capital installment of $3,200 on the term facility. As of December 31, 2012, the Company had defaulted on aggregate interest payments of $1,070.

On February 12, 2014, the Company entered into a delivery and settlement agreement with Piraeus Bank  for the sale of its four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan facilities. The four vessels are the dry bulk carriers Bremen Max, Hamburg Max, Davakis G. and Delos Ranger. On March 11, 2014, the Company closed on its previously announced delivery and settlement agreement with Piraeus Bank  to unwind its final credit facility. The Company has sold its four remaining vessels to a nominee of the lender in full satisfaction of the underlying loan. In exchange for the sale, approximately $101,228 of outstanding debt and accrued interest under the Term Facility were discharged and the Company's guarantee has been fully released.

As of December 31, 2013 and 2012, the outstanding facility is classified as current.

b.   DVB Loan Facility

The loan facility with DVB, as agent, was used to partly finance the cost of the acquisition of four vessels (Note 1(b)) through one senior and one junior facility. The loan was repayable in sixteen quarterly installments plus balloon payment through October 2015. On January 2012, the Company prepaid the entire balloon of $6,765 related to Maritime Freeway Shipping Limited and a portion of the balloon related to Maritime Fiesta Shipping Limited, an amount of $1,435.

The applicable margin was USD LIBOR plus 2.10% per annum on the senior loan and USD LIBOR plus 4.90% per annum on the junior loan. The weighted average interest rate on the DVB loan facility, including the spread, for the period from January 1, up to January 29, 2013 and for the years ended December 31, 2012 and 2011, was approximately 2.89%, 3.12% and 2.92%, respectively.

As of December 31, 2012, the Company was in breach with the security value covenant under the DVB loan facility and on January 25, 2013, entered into a settlement agreement with DVB, for the sale of the four vessel owning subsidiaries to a third party entity nominated by DVB. The Company completed the sale of the vessel owning subsidiaries on January 29, 2013 and the outstanding debt was discharged (Note 1(a)). DVB also released the Company from all the liabilities and obligations under the DVB Facility Agreement. As of December 31, 2012, the outstanding debt was classified as current.

c.   UOB Loan Facility

The loan facility with UOB was used to partly finance the cost of the acquisition of three vessels (Note 1(b)). The remaining balance of the subordinated debt as of December 31, 2012, of $10,821, was repayable up to the final balloon payment date of the original UOB loan facility.

The applicable margin was USD LIBOR plus 2.50% per annum in relation to the senior loan and USD LIBOR plus 3.50% per annum in relation to the subordinated loan. The weighted average interest rate on the UOB loan facility, including the spread, for the period from January 1, up to July 19, 2013 and for the years ended December 31, 2012 and 2011was approximately 3.21%, 3.24% and 3.06%  respectively.

As of December 31, 2012, the Company was in breach with certain covenants under the UOB loan facility, including the failure to make principal installments, interest and interest swap payments and the failure to satisfy minimum liquidity reserves and the mandatory term deposit undertaking. On May 6, 2013, MCS entered into a term sheet with UOB for the sale of a 100% ownership interest in the subsidiaries owning the vessels financed by the UOB loan facility. On July 19, 2013, the Company completed the sale of the vessel owning subsidiaries owning the vessels financed by the UOB loan facility, to a nominee of the lender (UOB), in exchange for a nominal cash consideration and full satisfaction of the underlying loan and other related liabilities. The guarantee provided by MCS was fully released (Note 1(a)). As of December 31, 2012, the outstanding debt was classified as current.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

11.	Trade Accounts and Other Payables:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2013	December 31, 2012
Creditors	1,631	2,013
Insurances	161	228
Other	356	273
Total	2,148	2,514

12.	Financial Instruments:

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

The Company's interest rates and long-term loan repayment terms are described in Note 10.

Fair Value of Financial Instruments

The fair values of the financial instruments shown in the consolidated balance sheets as of December 31, 2013 and 2012 represent management's best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

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

c.
As of December 31, 2013 and 2012 the Company had outstanding none and one interest rate swap agreements, respectively. This contract did not qualify for hedge accounting and as such changes in its fair value were reported to earnings. The fair value of this agreement equated to the amount that would be paid by the Company to transfer the remaining rights and obligations under this contract to a market participant of comparable credit standing taking into account relevant market factors.

The Company's interest rate swaps had the following characteristics:

As of December 31, 2013 and 2012 the Company had none and one unexpired interest rate swaps, respectively, maturing on June 10, 2013 for a notional principal amount of $12,662. Under the provisions of the agreement, the Company paid a fixed rate of 3.96% and received the three month USD LIBOR quarterly. As of December 31, 2012, the Company was in breach of its swap interest payment obligations (Note 1(a)).

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
Level 2:  Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3:  Unobservable inputs that are not corroborated by market data.

The Company's financial and nonfinancial items measured at fair value on a recurring basis at December 31, 2012 were:

	Level 1	Level 2	Level 3	Total
Interest Rate Swap – Current liabilities	-	(491)	-	(491)
	-	(491)	-	(491)

The Company's items that are measured at fair value on a non-recurring basis at December 31, 2013 were:

	Level 1	Level 2	Level 3	Total
Vessels held for sale (1)			48,000	48,000
	-	-	48,000	48,000

The Company's items that are measured at fair value on a non-recurring basis at December 31, 2012 were:

	Level 1	Level 2	Level 3	Total
Vessels held for sale (1)	-	-	39,750	39,750
Vessels held and used (2)	-	-	16,322	16,322
Deferred charges (3)	-	-	178	178
	-	-	56,250	56,250

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

(1)
In accordance with the provisions of relevant guidance, as of December 31, 2012, the Company compared the carrying values of the vessels which were classified as held for sale in the accompanying consolidated balance sheet for the years ended December 31, 2013 and 2012 (Note 8), with their estimated fair market values less costs to sell and recognized an impairment loss of $3,564 (including re measurement of $8,000) and $67,275, respectively, in the accompanying consolidated statement of income/(loss).

(2)
In addition to the vessels which were classified as held for sale in the accompanying consolidated balance sheet for the year ended December 31, 2012 (Note 8), the Company also tested for impairment the remaining vessels of its fleet and recognized an impairment loss of $24,078. The impairment loss was measured as the amount by which the carrying amount of the vessels exceeded their fair value, which was determined using the valuation derived from market data available at December 31, 2012.

(3)	Represents unamortized dry-docking costs of vessels classified as held and used for which impairment loss was recognized at December 31, 2012.

The effect of financial instruments on the consolidated statement of income/(loss) for the years ended December 31, 2013, 2012 and 2011 are:

Derivatives not designated as hedging instruments	Location of loss recognized	Amount of loss
		2013	2012	2011
Interest rate swaps	Loss on financial instruments	(8)	(189)	(641)

13.	Commitments and Contingencies:

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

Rental expense for the years ended December 31, 2013, 2012 and 2011 was $499, $514 and $1,164, respectively (Note 3(g)). Fixed future minimum rent commitments as of December 31, 2013, based on a Euro/U.S. dollar exchange rate of €1.00:$1.3743 and on a U.S. dollar/Hong Kong dollar exchange rate of $1.00:HK$7.7540, were as follows:

Rental commitments
2014	443
2015	69
Total	512

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

14.	Capital Structure:

(a)  Common Stock

On January 4, 2012, the Company entered into a registration rights agreement in connection with a share purchase agreement under which the Company sold 4,641,620 of its common shares to four entities affiliated with the Restis family, for $10,000 (Note 3(c)).

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

On May 1, 2013, the Company received written notification from the NASDAQ Capital Market, indicating that the Company was not in compliance with the requirement to maintain a minimum of $2,500 in stockholders' equity for continued listing on the Capital Market, pursuant to NASDAQ Listing Rule 5550(b)(1). The Company submitted a plan to NASDAQ to regain compliance with the continued listing standards of the Capital Market. On August 7, 2013, the Company received written notification from the NASDAQ Capital Market, granting the Company an extension of time until October 28, 2013 to regain compliance with the NASDAQ Listing Rule 5550(b)(1).

On October 30, 2013, the Company received a Staff Delisting Determination letter from the NASDAQ Stock Market LLC notifying the Company that, due to non-compliance with the minimum $2,500 stockholders' equity requirement for continued listing set forth in NASDAQ Listing Rule 5550(b), trading of the Company's common stock would be suspended unless the Company requested an appeal of this delisting determination by November 6, 2013.

In connection to the delisting determination the Company requested an appeal and was granted a hearing before the NASDAQ Hearings Panel (the "Panel"). The request stayed the suspension of trading and delisting of the Company's common shares from the NASDAQ Capital Market pending the Panel's decision.

On December 11, 2013, the Company presented to the Panel the status of its previously announced financial restructuring plan and its plan to establish compliance with the minimum $2,500 stockholders' equity requirement.

On January 9, 2014, the Panel granted the request of the Company for extension on the continued listing on the NASDAQ Capital Market until April 28, 2014 in order for the Company to demonstrate compliance with the minimum $2,500 stockholders' equity requirement.

These notifications have no effect on the listing status of the Company's common stock at this time.

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

As of December 31, 2013 and 2012, the Company had outstanding underwriters' warrants exercisable to purchase an aggregate of approximately 75,927 shares of Seanergy's common stock.

(c) Preferred Stock

As of December 31, 2013 and 2012, no shares of preferred stock have been issued.

(d) Dividends

The declaration and payment of any dividend is subject to the discretion of Seanergy's board of directors and is dependent upon its earnings, financial condition, cash requirements and availability and restrictions in its loan agreements. As of December 31, 2013 and 2012, no dividends were declared.

15.	Direct Voyage Expenses and Vessel Operating Expenses:

Direct voyage expenses are analyzed as follows:

	Year ended December 31
	2013	2012	2011
Bunkers	6,563	10,736	905
Port expenses	888	1,609	901
Commissions	243	266	437
Other	341	976	298
Total	8,035	13,587	2,541

Vessel operating expenses are analyzed as follows:

	Year ended December 31
	2013	2012	2011
Crew wages and related costs	5,624	13,670	16,423
Chemicals and lubricants	862	2,831	3,546
Repairs and maintenance	2,594	6,592	9,735
Insurance	1,233	2,791	3,490
Miscellaneous expenses	773	1,099	1,533
Total	11,086	26,983	34,727

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

16.	General and Administration Expenses:

General and administrative expenses are analyzed as follows:

	Year ended December 31
	2013	2012	2011
Auditors' and accountants' fees	263	712	752
Professional services	968	2,142	1,844
Salaries, BOD remuneration and other compensation	1,993	2,210	3,219
Directors and Officers Insurance	133	137	173
Other	609	1,136	2,082
Total	3,966	6,337	8,070

Other general and administration expenses are analyzed as follows:

	Year ended December 31
	2013	2012	2011
Seanergy's executive office expenses	96	136	110
MCS office rent	86	112	561
Travel and transportation	128	132	236
Subscriptions	52	94	146
Other	247	662	1,029
Total	609	1,136	2,082

17.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	Year ended December 31
	2013	2012	2011
Interest on long-term debt	5,075	9,602	9,926
Interest on revolving credit facility	2,144	2,252	2,330
Amortization of debt issuance costs	1,090	466	657
Restructuring fees on acquired debt	-	-	407
Other	80	160	162
Total	8,389	12,480	13,482

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

18.	Earnings / (Loss) per Share:

The calculation of net earnings / (loss) per common share is summarized below:

	For the years ended December 31
Basic:	2013	2012	2011
Net income / (loss)	10,907	(193,768)	(197,756

Weighted average common shares outstanding – basic	11,958,140	11,576,576	7,314,636
Net income / (loss) per common share – basic	$0.91	$(16.74)	$(27.04

Diluted:
Net income / (loss)	10,907	(193,768)	(197,756

Weighted average common shares outstanding – basic	11,958,140	11,576,576	7,314,636
Non-vested equity incentive shares	1,136	-	-
Weighted average common shares outstanding – diluted	11,959,276	11,576,576	7,314,636

Net income / (loss) per common share – diluted	$0.91	$(16.74)	$(27.04

Non-vested shares issued under the Equity Incentive Plan (Note 19) of 2,218 and 3,332 are excluded from the diluted EPS calculation for the years ended December 31, 2012 and 2011, respectively, due to their anti-dilutive effect.

As of December 31, 2013, 2012 and 2011 all outstanding warrants to acquire 1,138,917, 1,138,917 and 1,138,917 shares of common stock, respectively, were anti-dilutive. The underwriters' purchase options (common shares of 66,667 and warrants of 1,000,000) which expired in September 24, 2012 were also anti-dilutive for the year ended December 31, 2011.

Thus, as of December 31, 2013, 2012 and 2011, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

	2013	2012	2011
Private warrants	1,138,917	1,138,917	1,138,917
Non-vested shares	-	2,218	3,332
Underwriters purchase options – common shares	-	-	66,667
Underwriters purchase options – warrants	-	-	1,000,000
Total	1,138,917	1,141,135	2,208,916

19.	Equity Incentive Plan:

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

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

On February 16, 2011, the Compensation Committee granted an aggregate of 3,332 restricted shares of common stock, pursuant to the Plan. Of the total 3,332 shares issued, 2,667 shares were granted to Seanergy's two executive directors and the other 665 shares were granted to certain of Seanergy's other employees. The fair value of each share on the grant date was $13.28 and is expensed over three years. All the shares vest proportionally over a period of three years, commencing on January 10, 2012. 1,114 shares vested on January 10, 2012, 1,110 shares vested on January 10, 2013 and 1,097 shares vested on January 10, 2014.

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

The amortization of stock based compensation for the years ended December 31, 2013, 2012 and 2011 amounted to $15, $15 and $14, respectively and is recorded in general and administrative expenses (Note 16).

20.	Subsequent Events:

The Company has evaluated subsequent events that occurred after the balance sheet date but before the issuance of these consolidated financial statements and, where it was deemed necessary, appropriate disclosures have been made.

a)
On January 9, 2014, the NASDAQ Hearings Panel granted the Company an extension on the continued listing on the NASDAQ Capital Market until April 28, 2014 in order for the Company to demonstrate compliance with the minimum $2,500 stockholders' equity requirement.

b)
On February 12, 2014, the Company entered into a delivery and settlement agreement with its remaining lender, Piraeus Bank, for the sale of its four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan facilities. The Company provided a corporate guarantee under these facilities. The four vessels are the dry bulk carriers Bremen Max, Hamburg Max, Davakis G. and Delos Ranger.

c)
On March 5, 2014, the Company entered into an agreement with EST and Safbulk Pty in exchange of a full and complete release of all their claims upon the completion of the delivery of the last four remaining vessels and settlement agreement with Piraeus Bank. The transaction was completed successfully on March 11, 2014 and total liabilities amounting to approximately $9,637 were released.

d)
On March 11, 2014, the Company closed on its previously announced delivery and settlement agreement with its remaining lender, Piraeus Bank, to unwind its final credit facility. The Company has sold its four remaining vessels to a nominee of the lender in full satisfaction of the underlying loan. In exchange for the sale, approximately $145,597 of outstanding debt and accrued interest were discharged and the Company's guarantee has been fully released. After giving effect to the transaction, the Company has no outstanding indebtedness. The gain from this transaction is approximately $85,443, which will be reflected in the first quarter of 2014.