Form 20-F
period 2014-12-31
Seanergy Maritime Holdings Corp.
filed 2015-04-21
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

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

16 Grigoriou Lambraki Street, 2nd Floor, 166 74 Glyfada, Athens, Greece
(Address of principal executive offices)

Stamatis Tsantanis, Chairman & Chief Executive Officer
Seanergy Maritime Holdings Corp.
16 Grigoriou Lambraki Street, 2nd Floor, 166 74 Glyfada, Athens, Greece
Telephone: 011-30 210 9638450, Fax: 011-30 210 9638404

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2014, there were 19,889,271 shares of the registrant's common stock, $0.0001 par value, outstanding.

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

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:

•	our ability to continue as a going concern;
•	our future operating or financial results;
•	our financial condition and liquidity, including our ability to pay amounts that we owe, obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	our ability to come to a satisfactory resolution with our lenders in our ongoing debt restructuring process;
•	our ability to pay dividends in the future;
•	shipping industry trends, including charter rates and factors affecting vessel supply and demand;
•	future, pending or recent acquisitions and disposition, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses;
•	the useful lives and changes in the value of our vessels and their impact on our compliance with loan covenants;
•	availability of crew, number of off-hire days, classification survey requirements and insurance costs;
•	global and regional economic and political conditions;
•	our ability to leverage the relationships and reputation in the dry bulk shipping industry of V.Ships Greece Ltd., or V.Ships Greece, and Fidelity Marine Inc., or Fidelity;
•	changes in seaborne and other transportation patterns;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from future litigation and incidents involving our vessels;
•	acts of terrorism and other hostilities;
•	the number of newbuildings under construction in the dry bulk industry;
•	future charter hire rates and vessel values;
•	loss of our customers, charters or vessels;
•	the aging of our fleet and increases in operating costs;
•	damage to our vessels; and
•	other factors discussed in "Item 3.D. Risk Factors."

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

A.            Selected Financial Data

The following table sets forth our selected consolidated financial data. The selected consolidated financial data in the table as of December 31, 2014, 2013, 2012, 2011 and 2010 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements and related notes included elsewhere in this annual report.

Amounts in the tables below are in thousands of U.S. dollars, except for share and per share data.

	Year Ended December 31,

	2014	2013	2012	2011	2010
Statement of Income Data:
Vessel revenue, net	2,010	23,079	55,616	104,060	95,856
Direct voyage expenses	(1,274)	(8,035)	(13,587)	(2,541)	(2,399)
Vessel operating expenses	(1,006)	(11,086)	(26,983)	(34,727)	(30,667)
Voyage expenses - related party	(24)	(313)	(532)	(661)	(434)
Management fees - related party	(122)	(743)	(1,625)	(2,415)	(2,328)
Management fees	-	(194)	(588)	(576)	(316)
General and administration expenses	(2,987)	(3,966)	(6,337)	(8,070)	(7,606)
General and administration expenses - related party	(309)	(412)	(402)	(603)	(697)
Loss on bad debts	(38)	-	(327)	-	-
Amortization of deferred dry-docking costs	-	(232)	(3,648)	(7,313)	(3,657)
Depreciation	(3)	(982)	(15,606)	(28,856)	(29,328)
Loss on sale of vessels	-	-	(15,590)	-	-
Impairment loss for goodwill	-	-	(4,365)	(12,910)	-
Impairment loss for vessels and deferred charges	-	(3,564)	(147,143)	(188,995)	-
Gain on disposal of subsidiaries	-	25,719	-	-	-
Gain on restructuring	85,563	-	-	-	-
Operating income (loss)	81,810	19,271	(181,117)	(183,607)	18,424
Interest and finance costs	(1,463)	(8,389)	(12,480)	(13,482)	(12,931)
Interest income	14	13	59	60	358
Loss on interest rate swaps	-	(8)	(189)	(641)	(4,164)
Foreign currency exchange (losses) gains, net	(13)	19	(43)	(46)	14
Net income / (loss) before taxes	80,348	10,906	(193,770)	(197,716)	1,701
Income taxes	-	1	2	(40)	(60)
Net income / (loss)	80,348	10,907	(193,768)	(197,756)	1,641
Less: Net income attributable to the noncontrolling interest	-	-	-	-	(1,509)
Net income / (loss) attributable to Seanergy Maritime Holdings Corp.	80,348	10,907	(193,768)	(197,756)	132
Net income / (loss) per common share
Basic and diluted	6.01	0.91	(16.74)	(27.04)	0.02
Weighted average common shares outstanding
Basic	13,364,723	11,958,140	11,576,576	7,314,636	5,861,129
Diluted	13,364,750	11,959,276	11,576,576	7,314,636	5,861,129

Dividends declared per share	-	-	-	-	-

	As of December 31,
	2014	2013	2012	2011	2010
Balance Sheet Data:
Total current assets	3,207	66,350	52,086	43,432	68,459
Vessels, net	-	-	68,511	381,129	597,372
Total assets	3,268	66,350	120,960	436,476	696,401
Total current liabilities, including current portion of long-term debt	592	157,045	222,577	58,697	72,791
Long-term debt, net of current portion	-	-	-	300,586	346,168
Common stock	2	1	1	1	1
Total equity / (deficit)	2,676	(90,695)	(101,617)	76,923	274,665

	Year Ended December 31,
	2014	2013	2012	2011	2010
Cash Flow Data:
Net cash (used in) provided by operating activities	(14,858)	1,030	2,418	26,439	31,537
Net cash provided by investing activities	105,895	993	55,402	-	7,885
Net cash used in financing activities	(91,239)	(3,246)	(71,256)	(62,492)	(49,242)

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

In March 2015, we acquired a second hand Capesize vessel, and we may acquire additional vessels in the future. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

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
In addition, as vessels grow older, they generally decline in value. If the fair market value of vessels we may acquire in the future declines, we may not be in compliance with certain security margin covenants of our future credit facilities.  We expect that we will enter into more secured credit facilities in connection with the future acquisition of vessels. For more information regarding our current Alpha Bank loan facility, please see "Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Credit Facilities."

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

The abrupt and dramatic downturn in the dry bulk charter market, from which we have derived substantially all of our revenues, has severely affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 647 in February 2012, which represents a decline of 95%. Over the comparable period of May 2008 through February 2012, the high and low of the Baltic Capesize Index, the Baltic Panamax Index, the Baltic Supramax Index and the Baltic Handysize Index represent declines of 96%, 96%, 94% and 92%, respectively. Since 2008, the BDI has remained volatile. In 2014, the BDI ranged from a low of 723 on July 22, 2014 to a high of 2,113 on January 02, 2014, and to date in 2015, has ranged from a low of 509 on February 18, 2015 to a high of 771 on January 02, 2015. The decline and volatility in charter rates have been due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased vessel deliveries. Dry bulk charter rates are at depressed levels and may decline further. These circumstances, which result from the economic situation worldwide and the multiple disruptions to the operation of global credit markets, have had a number of adverse consequences for dry bulk shipping, including, among other developments:

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

Fluctuations in charter rates and vessel values result from changes in the supply and demand for dry bulk cargoes carried internationally at sea, including coal, iron, ore, grains and minerals. The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order was near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2014. As of the end of February 2015, newbuilding orders were placed for an aggregate of approximately 20.6% of the current global dry bulk fleet. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity, particularly in conjunction with the current low level of demand, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. If the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our dry bulk carriers expire or are terminated, we may only be able to recharter vessels we may acquire in the future at reduced rates or we may not be able to charter them at all. Because the factors affecting the supply and demand for dry bulk carriers are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in dry bulk shipping market conditions are also unpredictable.

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

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements.  The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP is estimated to have decreased to approximately 7.4% for the year ended December 31, 2014, which is China's lowest growth rate for the past five years, and continues to remain below pre-2008 levels. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our results of operations and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries.

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

For example, on March 25, 2013, two of our former credit facilities with CPB, one of Cyprus's largest banks, with outstanding indebtedness of $138.8 million, were taken over by Piraeus Bank S.A., or Piraeus Bank. As part of the Cypriot international bail-in plan, Piraeus Bank took over the operations of the Cypriot Banks in Greece, including CPB. Our loan facilities and operating accounts were transferred to Piraeus Bank, with whom we concluded the process of restructuring our outstanding indebtedness.

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

On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The U.S. initially extended the JPOA until November 24, 2014, and has since extended it until June 30, 2015.  These regulations and U.S. sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations. In order to maintain compliance, we are monitoring and reviewing the movement of our vessels on a frequent basis. During 2013, two of our chartered vessels made two port calls to Iran, representing approximately 1.4% of the approximately 140 total calls on worldwide ports made by our vessels during 2013. These two port calls occurred while the respective vessels where chartered to third parties and operated at the instructions of the charterers or sub-charterers. During 2014, none of our chartered vessels made port calls to Iran.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 and 2013 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea and the West Coast of Africa, with drybulk vessels particularly vulnerable to such attacks. If these piracy attacks result in regions in which vessels we may acquire in the future are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

World events could affect our results of operations and financial condition.

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world's financial markets and may affect our business, operating results, and financial condition. Continuing conflicts and recent developments in Russia, Ukraine, the Korean Peninsula, the Middle East, including Egypt, and North Africa, and the presence of U.S. and other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results.

The operation of dry bulk carriers has particular operational risks which could affect our earnings and cash flow.

The operation of certain vessel types such as dry bulk carriers has certain unique risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during discharging operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during discharging procedures may affect a vessel's seaworthiness while at sea. Hull fractures in dry bulk carriers may lead to the flooding of the vessels' holds. If a dry bulk carrier suffers flooding in her forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and our ability to pay dividends in the future.

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

A vessel must undergo annual, intermediate and special surveys. The vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. At the beginning, in between and in the end of this cycle, every vessel is required to undergo inspection of her underwater parts that usually includes dry-docking. These surveys and dry-dockings can be costly and can result in delays in returning a vessel to operation. We did not incur any surveys costs in 2014.

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

Company Specific Risk Factors

Our independent auditors have expressed doubt about our ability to continue as a going concern. The existence of such report may adversely affect our stock price, our business relationships and our ability to raise capital. There is no assurance that we will not receive a similar report for the year ended December 31, 2015.

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

We inspected our second hand vessel, which we acquired from an unrelated third party, considered the age and condition of the vessel in budgeting for its operating, insurance and maintenance costs, and if we acquire additional secondhand vessels in the future, we may encounter higher operating and maintenance costs due to the age and condition of those additional vessels.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2014, we had no outstanding debt. As of the date of this annual report, we have $8.75 million outstanding debt. However, we anticipate that we may incur significant future secured indebtedness in connection with the acquisition of vessels, although there can be no assurance that we will be successful in identifying such vessels or securing such debt financing. Significant levels of debt could have important consequences to us, including the following:

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

The market value of our vessels has historically fluctuated significantly based on general economic and market conditions affecting the shipping industry and prevailing charter hire rates. Since the end of 2008, the market value of our vessels dropped significantly due to, among other things, the substantial decline in charter rates. During the year ended December 31, 2008, we recorded an impairment charge of $44.8 million on goodwill and an impairment charge of $4.5 million on our vessels. No indication of impairment existed as of December 31, 2009, or December 31, 2010. During the year ended December 31, 2011, we recorded an impairment charge of $12.9 million on goodwill and $188.9 million on our vessels. During the year ended December 31, 2012, we recorded an impairment charge of $4.4 million on goodwill and $147.1 million on our vessels. During the year ended December 31, 2013, we recorded a net impairment charge of $3.6 million on our vessels. We did not incur any impairment charges during the year ended December 31, 2014. There can be no assurance as to how long charter rates and vessel values will remain at the current low levels or whether they will improve to any significant degree. Consequently, we may have to record further impairments of vessels we may acquire in the future and goodwill.

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

Our success will depend to a significant extent upon the abilities and efforts of our management team. We currently have one executive officer, our Chief Executive Officer and Interim Chief Financial Officer, one general counsel and a support staff of thirteen employees. Effective October 1, 2012, our current chief executive officer succeeded our former chief executive officer, effective October 1, 2013 our current Chief Executive Officer succeeded our former Chairman in his position as Chairman and effective November 1, 2013 our current Chief Executive Officer succeeded our former Chief Financial Officer as Interim Chief Financial Officer. Our success will depend upon our ability to retain key members of our management team and the ability of our management to recruit and hire suitable employees. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations.

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

Pursuant to our management agreements, V.Ships Greece provides us with technical, general administrative and support services (including vessel maintenance, crewing, purchasing, shipyard supervision, assistance with regulatory compliance,  accounting related to vessels and provisions) and Fidelity with commercial management services for our vessel. Our operational success depended significantly upon V.Ships and Fidelity's satisfactory performance of these services. Our business would be harmed if V.Ships Greece and Fidelity failed to perform these services satisfactorily. In addition, if the management agreements were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our management agreement.

Our ability to compete for and enter into new period time and spot charters and to expand our relationships with our existing charterers for vessels will may acquire in the future will depend largely on our relationship with our commercial manager, Safbulk, and its reputation and relationships in the shipping industry. If Fidelity suffers material damage to its reputation or relationships, it may harm our ability to:

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

Management fees will be payable to our technical manager regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to our management agreement with V.Ships Greece, we pay a monthly fee of $10,800 per vessel for providing technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors' and officers' liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursed by us. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our technical managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

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

The Restis affiliate shareholders hold approximately 92.6% of our outstanding common stock which limits your ability to influence our actions.

As of the date of this annual report, the Restis affiliate shareholders own approximately 92.6% of our outstanding common stock. Our major shareholders have the power to exert considerable influence over our actions and matters which require shareholder approval, which limits your ability to influence our actions.

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

For the 2014 taxable year, we believe that 50% or more of the vote and value of our common stock was held by 5% shareholders. Although we believe that each of our 5% shareholders is a "qualified shareholder" for purposes of Section 883, we would not qualify for the Section 883 exemption unless we received from those shareholders, and each intermediary entity in the chain of ownership, certain beneficial ownership and intermediary statements substantiating those shareholder's beneficial ownership and status as "qualified shareholders."

Due to the factual nature of the issues involved, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries. If we or our subsidiaries are not entitled to exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to a 4% U.S. federal income tax on the shipping income such companies derived during the year that is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

 For the 2014 taxable year, because we did not derive any U.S. source gross shipping income, we will not be subject to the 4% U.S. federal income tax on our shipping income.

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

On January 28, 2015, we received written notification from the NASDAQ Stock Market, indicating that because the closing bid price of our common stock for 30 consecutive business days, from December 12, 2014 to January 27, 2015, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until July 27, 2015. We intend to monitor the closing bid price of its common stock between now and July 27, 2015 and are considering our options, including a reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. We can cure this deficiency if the closing bid price of our common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event we do not regain compliance within the 180-day grace period and we meet all other listing standards and requirements, we may be eligible for an additional 180-day grace period. We intend to cure the deficiency within the prescribed grace period. During this time, our common stock will continue to be listed and trade on the Nasdaq Capital Market. Our business operations are not affected by the receipt of this notification.

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

A.            History and Development of the Company

Incorporation of Seanergy and Seanergy Maritime

We were incorporated under the laws of the Republic of the Marshall Islands on January 4, 2008, originally under the name Seanergy Merger Corp., as a wholly owned subsidiary of Seanergy Maritime Corp., or Seanergy Maritime. We changed our name to Seanergy Maritime Holdings Corp. on July 11, 2008. Our executive offices are located at 16 Grigoriou Lambraki Street, 2nd Floor, 166 74 Glyfada, Athens, Greece and our telephone number is 011 30 210 9638450.

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

On June 24, 2014 we entered into a share purchase agreement with Plaza Shipholding Corp., or Plaza, and Comet Shipholding Inc., or Comet, companies affiliated with the Restis family, under which we sold 1,890,000 of our common shares for $1.134 million.

On September 29, 2014 we entered into a share purchase agreement with Plaza and Comet, which are all companies affiliated with the Restis family, under which we sold 1,600,000 of our common shares for $0.96 million.

On December 19, 2014 we entered into a share purchase agreement with Jelco Delta Holding Corp., or Jelco, an entity affiliated with one of the Company's major shareholders, under which we sold 4,440,000 of our common shares for $1.11 million.

On March 12, 2015 we entered into a share purchase agreements with Jelco and our CEO, under which we sold 25,000,500 of our common shares to Jelco, for $4.5 million and 1,667,000 of our common shares to our CEO, for $0.3 million.

Following the issuance of the shares and as of the date of this annual report we have 46,556,771 outstanding common shares.

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

Restructuring

Since August 2012, we have been engaged in restructuring discussions with our lenders to finalize the satisfaction and release of our obligations under certain of our loan facility agreements and the amendment of the terms of certain of our loan facility agreements. Since January 1, 2012, we have sold all 20 of our vessels, in some cases by transferring ownership of certain of our vessel-owning subsidiaries to third parties nominated by our lenders in connection with our restructuring. As of the date of this annual report, we own one vessel, the M/V Leadership.

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

Sale of Piraeus Bank vessels

On February 12, 2014, we entered into a delivery and settlement agreement with Piraeus Bank for the sale of our four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan. On March 6, 2014 we sold the Davakis G., on March 7, 2014 we sold the Hamburg Max, on March 10, 2014 we sold the Bremen Max and on March 11, 2014 we sold the Delos Ranger. On March 11, 2014, following the closing of the transaction, approximately $146 million of outstanding debt and accrued interest were discharged and the guarantee provided by the Company has been fully released. Furthermore, on March 5, 2014, the Company entered into an agreement with its technical management company, EST, and its commercial manager, Safbulk Pty, in exchange of a full and complete release of all their claims upon the completion of the delivery of the last four remaining vessels and settlement agreement with Piraeus Bank. The transaction was completed successfully on March 11, 2014 and total liabilities amounting to $9.8 million were released.

 Acquisition of new Capesize vessel

On March 19, 2015, we acquired a 2001 Capesize, 171,199 DWT vessel, which was renamed M/V Leadership, from an unaffiliated third party. The acquisition of the vessel was financed by (i) a convertible promissory note dated March 12, 2015 of $4 million from an entity affiliated with one of our major shareholders, Jelco, (ii) a loan agreement dated March 06, 2015 of $8.75 million with Alpha Bank A.E., or Alpha Bank, and (iii) a share purchase agreement dated March 12, 2015 of $4.5 million from Jelco in exchange for the issuance of 25,000,500 newly issuance shares of our common stock. This acquisition was made pursuant to the terms and conditions of a memorandum of agreement among, Leader Shipping Co., or Leader, our wholly owned subsidiary, and a third party seller, which we refer to as the "MOA," between our vessel-owning subsidiary and the seller, dated December 23, 2014. On March 19, 2015 we took delivery of the M/V Leadership.

B.            Business Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities. We currently own one Capesize vessel, the M/V Leadership.

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

To date, the Company has completed the acquisition of its first vessel, the 2001 Capesize M/V Leadership and the Company has initiated a process of reviewing the market in order to identify suitable vessel acquisitions. We expect to finance these acquisitions with equity provided through capital markets transactions and our shareholders and/or new loan arrangements.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleet, and who have strong ties to a number of international charterers.

Our Business Strategy

We currently own one Capesize vessel. We intend to continue to review the market in order to identify potential acquisition targets which will be accretive to our earnings per share. Our acquisition strategy focuses on newbuilding or secondhand dry bulk carriers, although we may acquire vessels in other sectors which we believe offer attractive investment opportunities.

Management of Our Fleet

V.Ships Greece performs the technical management of our new vessel. V.Ships Greece's main objective is to ensure responsible and ethical management of services and processes from the point of view of health, safety and environmental aspects. Towards this end it has increased its self-regulation by adopting various models (EFQM, EBEN) standards (ISO 9001, ISO 14001, and OHSAS 18001) and codes (ISM Code).

Our vessel's insurances, bunkering and operation are provided through Seanergy Shipmanagement Corp., or Seanergy Shipmanagement, one of our wholly-owned subsidiaries.

Management Agreements

Leader has entered into a technical management agreement with V.Ships Greece with respect to our new vessel. Pursuant to this management agreement, V.Ships Greece performs certain duties that include general administrative and support services necessary for the operation of such vessel, including, without limitation, crewing and other technical management, accounting related to vessels, provisions, and, subject to our instructions, operation and sale and purchase of vessels. The Company shall pay a monthly management fee per vessel of $10,800.

The technical management agreement between Leader and V.Ships Greece is for a minimum period of three (3) months and shall continue thereafter until terminated by either party giving to the other notice in writing, in which event this Agreement shall, subject as after mentioned terminate on the expiry of a period of one (1) month from the date upon which such notice is received.

Seanergy Shipmanagement has entered into an agreement with Leader, the owner of the M/V Leadership, for the provision of the vessel's insurances, bunkering and operation. Leader shall reimburse Seanergy Shipmanagement for all reasonable running and/or out of pocket expenses in relation to this agreement. The agreement between Leader and Seanergy Shipmanagement is for an indefinite period until terminated by either party giving to the other notice in writing.

Brokerage Agreement

Seanergy Management Corp., or Seanergy Management, one of our wholly-owned subsidiaries, has entered into a commercial management agreement with Fidelity with respect to our new vessel, the M/V Leadership. Pursuant to this commercial management agreement, Fidelity Greece performs the commercial management of the vessel and her employment. The Company shall reimburse Fidelity for all reasonable running and/or out of pocket expenses, including but not limited to, telephone, fax, stationary and printing expenses, as well as any pre-approved travelling expenses in relation to this agreement.

The commercial management agreement between Leader and Fidelity is for a minimum period of one (1) year and shall continue thereafter until terminated by either party giving to the other notice in writing, in which event this Agreement shall, subject as after mentioned terminate on the expiry of a period of one (1) month from the date upon which such notice is received.

Former Brokerage Agreements

Safbulk served as exclusive commercial broker for our initial fleet of six pursuant to a brokerage agreement with Seanergy Management. Safbulk Maritime S.A., or Safbulk Maritime, an affiliate of members of the Restis family, performed the commercial management of the BET fleet pursuant to a brokerage agreement with BET. Commercial management services include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management and BET, as applicable. Pursuant to the brokerage agreements, Safbulk was entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The brokerage agreement with Safbulk was originally for a term of two years expiring in May 2010. The brokerage agreement with Safbulk Maritime was originally for a term of one year expiring in August 2010. Each brokerage agreement is automatically renewable annually, unless either party is provided with three months' written notice prior to the termination of such period. Both brokerage agreements were automatically renewed for another year. With the sale of BET, the BET fleet has been divested as of December 31, 2012 and with the sale of the Piraeus Bank vessels, the brokerage agreements have been automatically terminated as of the date each Piraeus Bank vessel was sold, namely on March 6, 2014 for the Davakis G., on March 7, 2014 for the Hamburg Max, on March 10, 2014 for the Bremen Max and on March 11, 2014 for the Delos Ranger.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation. Safbulk negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. We compete primarily with other owners of drybulk carriers, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than vessels we may operate in the future. Ownership of dry bulk carriers is highly fragmented and is divided among publicly listed companies, state controlled and independent bulk carrier owners. We compete primarily with owners of drybulk vessels in the Handysize, Supramax and Panamax class sizes. Some of our publicly listed competitors include Baltic Trading Ltd (NYSE:BALT), Diana Shipping Inc. (NYSE:DSX), Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Freeseas Inc. (NASDAQ: FREE), Globus Maritime Ltd (NASDAQ: GLBS), Knightsbridge Tankers Ltd (NASDAQ:VLCCF), Paragon Shipping Inc. (NYSE: PRGN), Safe Bulkers Inc. (NYSE: SB), Scorpio Bulkers Inc. and Star Bulk Carriers Corp. (NASDAQ: SBLK).

Customers

Our customers include national, regional and international companies, such as Cargill International S.A. and Glencore International AG. Customers individually accounting for more than 10% of our revenues during the years ended December 31, 2014, 2013 and 2012 were:

Customer	2014	2013	2012
A	59%	18%	-
B	29%	-	-
C	-	16%	-
D	-	12%	19%
E	-	10%	-
F	-	-	14%
G*	-	-	14%
Total	88%	56%	47%
* Customer G is a related party.

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

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions, known as Emission Control Areas ("ECAs") (see below).

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

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs"). As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which was further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were also designated ECAs. Effective January 1, 2014, applicable areas of the United States Caribbean Sea, including the coastal waters around Puerto Rico and the U.S. Virgin Islands were also designated ECAs. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations. We cannot assure you that the jurisdictions in which the vessels we may acquire vessels operate will not adopt more stringent emissions standards independent of the IMO.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. This included the requirement that all new ships utilize the Energy Efficiency Design Index (EEDI) and all ships use the Ship Energy Efficiency Management Plan (SEEMP).

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. It makes the Energy Efficiency Design Index for new ships mandatory and the Ship Energy Efficiency Management Plan apply to all ships.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners.

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

Pollution Control and Liability Requirements

The IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force.  Many of the implementation dates originally written into the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe the costs of compliance with mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. In 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004. The U.S. Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish results no later than January 1, 2016. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on vessels we may acquire to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict vessels from entering U.S. waters.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that entered into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, will apply to new ships. The MEPC is also considering market-based mechanisms to reduce greenhouse gas emissions from ships. The European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting of greenhouse gas emissions from marine vessels in 2015.  For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states by 20% of 1990 levels.  The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020.  If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018.  In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.  In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

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

C.            Organizational Structure

We are the parent company of the following wholly-owned subsidiaries as of the date of this annual report:

Subsidiary	Jurisdiction of Incorporation
Seanergy Management Corp.	Republic of the Marshall Islands
Seanergy Shipmanagement Corp.	Republic of the Marshall Islands
Leader Shipping Co.	Republic of the Marshall Islands
Sea Glorius Shipping Co.	Republic of the Marshall Islands
Sea Genius Shipping Co.	Republic of the Marshall Islands
Sea Furious Shipping Co.	Republic of the Marshall Islands
Sea Olympius Shipping Co.	Republic of the Marshall Islands
Amazons Management Inc.	Republic of the Marshall Islands
Lagoon Shipholding Ltd.	Republic of the Marshall Islands
Cynthera Navigation Ltd.	Republic of the Marshall Islands
Martinique International Corp.	British Virgin Islands
Harbour Business International Corp.	British Virgin Islands
Waldeck Maritime Co.	Republic of the Marshall Islands
Maritime Capital Shipping Limited	Bermuda
Maritime Capital Shipping (HK) Limited	Hong Kong
Maritime Grace Shipping Limited	British Virgin Islands
Maritime Glory Shipping Limited	British Virgin Islands
Atlantic Grace Shipping Limited	British Virgin Islands

D.            Property, Plants and Equipment

We do not own any real estate property. We leased our executive office space in Athens, Greece pursuant to the terms of a sublease agreement between Seanergy Management and Waterfront S.A., a company affiliated with a member of the Restis family, up to and including March 15, 2015, at which point the Company relocated its executive office space to premises owned by an unaffiliated third party, and for MCS we lease office space in Hong Kong from a third party entity.

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

A.            Operating Results

Factors Affecting our Results of Operations Overview

We are an international provider of dry bulk marine transportation services. As of December 31, 2014, we did not own any operating vessels.

Over the past years, we have experienced significant losses, working capital deficiency and reduction in cash and cash equivalents, which has affected, and which we expect will continue to affect, our ability to satisfy our obligations.
Due to the economic conditions and operational difficulties, we had entered into restructuring discussions with each of the lenders under our loan facility agreements that were completed on March 11, 2014.
As a result, we had no vessels in operation or other revenue generating assets as of December 31, 2014. Cash and cash equivalents remaining after the disposal of the last vessel were not deemed to be sufficient to cover the Company's working capital needs.

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

On April 29, 2014 we announced the contribution of four Capesize vessels from certain of our major shareholders. Due to the significant deterioration of the dry bulk freight market conditions, it was deemed to reevaluate certain terms of the initial agreement of April 2014. The closing of the previously announced agreement for the contribution of four Capesize vessels has been extended to June 30, 2015. Continued discussions could lead to changes in the transaction which remains subject to certain conditions and sellers' third party consents.

On December 23, 2014 we entered into an agreement for the purchase of a second hand Capesize vessel. On March 19, 2015, we acquired a 2001 Capesize, 171,199 DWT vessel, which was renamed M/V Leadership, from an unaffiliated third party. The acquisition of the vessel was financed by (i) a convertible promissory note dated March 12, 2015 of $4 million from an entity affiliated with one of our major shareholders, Jelco, (ii) a loan agreement dated March 06, 2015 of $8.75 million with Alpha Bank and (iii) a share purchase agreement dated March 12, 2015 of $4.5 million from Jelco in exchange for the issuance of 25,000,500 newly issuance shares of our common stock. The convertible promissory note is repayable in ten consecutive semi-annual repayment installments of $0.2 million, along with a balloon installment of $2 million payable on the final maturity date and bears interest of three months Libor plus a margin of 5% with quarterly interest payments. The Company has the right to defer up to three consecutive repayment installments to the balloon installment. At Jelco's option, our obligation to repay the repayment installments, or the balloon installment, or the principal amount under the convertible promissory note may be paid in common shares at a conversion price of $0.18 per share, as such conversion price may be adjusted pursuant to the terms of the convertible promissory note, or by any other conversion price to be agreed in writing between the Company and Jelco. The Alpha Bank loan is repayable in twenty consecutive quarterly installments, the first four installments being $0.2 million each and the next sixteen quarterly installments being $0.25 million each, along with a balloon installment of $3.95 million payable on the final maturity date. The loan bears interest of Libor plus a margin of 3.75% with quarterly interest payments. If LIBOR is below zero, LIBOR shall be deemed to be zero.

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

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs. As of the date of this annual report, we have one vessel, the M/V Leadership. As of December 31, 2014, we had no vessels. As of December 31, 2013 all our vessels operated in the spot market. As of December 31, 2012 one of our vessels operated under long-term index-linked employment, three vessels were operating under fixed rate charters with profit sharing agreements, four vessels were on bareboat charters and four vessels were on time charters.

A standard maritime industry performance measure is the time charter equivalent, or TCE. TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rates for 2014, 2013 and 2012 were $5,014, $8,006 and $7,465, respectively.

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

	Year Ended December 31,
Fleet Data:	2014	2013	2012

Average number of vessels(1)	1	6.2	17.6
Ownership days(2)	268	2,275	6,442
Available days(3)	268	2,218	6,333
Operating days(4)	142	1,840	5,559
Fleet utilization(5)	53%	80.9%	86.3%
Fleet utilization excluding drydocking off hire days (6)	53%	83.0%	87.8%

Average Daily Results:
Vessel TCE rate(7)	$5,014	$8,006	$7,465
Vessel operating expenses(8)	$3,754	$4,873	$4,189
Management fees(9)	$455	$412	$344
Total vessel operating expenses(10)	$4,209	$5,285	$4,533

(1)	Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the year ended December 31, 2014, the Company did not incur any off-hire days for vessel surveys.

(4)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)	Fleet utilization excluding drydocking off-hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off-hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)	TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions:

(In thousands of U.S. dollars, except operating days and daily time charter equivalent rate)	2014	2013	2012

Net revenues from vessels*	$2,010	$23,079	$55,616
Voyage expenses	(1,274)	(8,035)	(13,587)
Voyage expenses — related party	(24)	(313)	(532)
Net operating revenues	$712	$14,731	$41,497
Operating days	142	1,840	5,559
Daily time charter equivalent rate	$5,014	$8,006	$7,465

* Our TCE rate is calculated as the weighted average of the daily rate earned under time charter contracts and of the daily rate earned by bareboat agreements after deducting the relevant fixed operating expense allowance. Net revenue from vessels under bareboat agreements is net of operating expense allowance.

(8)	Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days (including the ownership days of the vessels employed under bareboat charters) for the relevant time periods:

	Year Ended December 31,
(In thousands of U.S. dollars, except ownership days and daily vessel operating expenses)	2014	2013	2012

Operating expenses	$1,006	$11,086	$26,983
Ownership days	268	2,275	6,442
Daily vessel operating expenses	$3,754	$4,873	$4,189

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)	Total vessel operating expenses, or TVOE, is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Year ended December 31, 2014 as compared to year ended December 31, 2013

Vessel Revenue, Net – Vessel revenue was $2.1 million during the year ended December 31, 2014, compared to $23.8 million during the year ended December 31, 2013. Address commissions were $0.07 million during the year ended December 31, 2014, compared to $0.8 million during the year ended December 31, 2013. The decrease in vessel revenue is mainly attributable to the decrease in operating days as a result of the sale of our four remaining vessels in March 2014 in accordance to the financial restructuring plan. Seanergy owned an average of one vessel in 2014 as opposed to an average of 6.2 vessels in 2013.

Direct Voyage Expenses — Direct voyage expenses were $1.3 million during the year ended December 31, 2014, compared to $8.0 million during the year ended December 31, 2013. This decrease is mainly attributable to the reduction in voyage days for 2014 as a result of the sale of our four remaining vessels in March 2014 in accordance to the financial restructuring plan.

Vessel Operating Expenses — Vessel operating expenses were $1 million during the year ended December 31, 2014, compared to $11.1 million during the year ended December 31, 2013. This decrease is mainly attributable to the reduction in ownership days for 2014 as a result of the sale of our four remaining vessels in March 2014 in accordance to the financial restructuring plan.

Voyage Expenses — Related Party — Voyage expenses, related party, were $0.02 million during the year ended December 31, 2014, compared to $0.3 million during the year ended December 31, 2013. These expenses represent commissions charged in relation to the brokerage agreement we have with Safbulk, an affiliate, for the provision of chartering services. The chartering commissions represent a commission of 1.25% payable to Safbulk on the collected vessel revenue. The decrease reflects the reduction in our operating days as a result of the sale of our four remaining vessels in March 2014.

Management Fees — Related Party — Management fees, related party, were $0.1 million during the year ended December 31, 2014, compared to $0.7 million during the year ended December 31, 2013. Management fees relate to the management agreement we had with EST for the provision of operating and technical management services for the Seanergy fleet. The decrease is due to the reduction in ownership days as a result of the sale of our four remaining vessels in March 2014.

Management Fees — Management fees were $NIL during the year ended December 31, 2014, compared to $0.2 million during the year ended December 31, 2013. Management fees relate to the management agreements we had with M/S Fleet and Wallem for the provision of technical management services for the MCS fleet. In 2013, M/S Fleet and Wallem were entitled to receive an annual fee of $122,400 and $104,400 per vessel, respectively. Out of the remaining seven vessels in the MCS fleet four were sold on January 29, 2013 and three were sold on July 19, 2013.

General and Administration Expenses — General and administration expenses were $3 million during the year ended December 31, 2014, compared to $4 million during the year ended December 31, 2013. The decrease is mainly attributable to expense cutting efforts initiated during 2012, the cost savings resulting from the restructuring of our Hong Kong office and the increased costs in 2013 associated with the debt restructuring as compared to 2014.

General and Administration Expenses — Related Party — General and administration expenses – related party were $0.3 million during the year ended December 31, 2014, compared to $0.4 million during the year ended December 31, 2013. Our related party general and administration expenses are primarily comprised of office rental expenses. The monthly lease payment was EUR 25,000 during the year ended December 31, 2013 and up to June 1, 2014, at which point it was amended to EUR 15,000 per month for the remainder of 2014.

Loss on bad debts — Loss on bad debts were $0.04 million during the year ended December 31, 2014, compared to $NIL during the year ended December 31, 2013 and represents uncollectible receivable write-offs.

Amortization of Deferred Dry-docking Costs — Amortization of deferred dry-docking costs were $NIL during the year ended December 31, 2014 compared to $0.2 million during the year ended December 31, 2013. Three vessels underwent dry-docking during 2013, for a total of $1 million. The greater part of the unamortized dry-docking balances of 2013 were classified as part of assets held for sale, and thus the amortization of deferred dry-docking costs were ceased.

Depreciation — Depreciation was $NIL million for the year ended December 31, 2014, compared to $1 million for the year ended December 31, 2014. During 2013 we had an average of 6.2 vessels, and as of June 30, 2013, the remaining assets were classified as held for sale and thus relative assets were no longer depreciated.

Impairment loss for vessels and deferred charges — Impairment loss for vessels and deferred charges were $NIL during the year ended December 31, 2014, compared to $3.6 million during the year ended December 31, 2013. During the year ended December 31, 2013, we recorded an impairment loss of $867 for the vessel African Oryx that was sold on April 10, 2013 and $10,697 for the vessels Davakis G. and Delos Ranger, which were measured at their fair values, upon classification of the vessels financed by the Piraeus Bank loan facilities to current assets as of June 30, 2013, as per the Company's restructuring plan. This was partially offset with the impairment re measurement of $1,000 relating to the UOB vessels, and the impairment re measurement $7,000 of Davakis G. and Delos Ranger as of December 31, 2013. The impairment loss was measured as the amount by which the carrying amount of the vessel exceeded its fair value less cost to sell, which was determined using the valuation derived from market data available at December 31, 2013.

Gain on disposal of subsidiaries — Gain on disposal of subsidiaries was $NIL for the year ended December 31, 2014, compared to $25.7 million for the year ended December 31, 2013. We recorded a gain of $25.7 million on the disposal of the seven MCS subsidiaries in 2013. On January 29, 2013, we recognized a gain from the sale of the four MCS subsidiaries under the facility agreement with DVB, of $5.5 million. On July 19, 2013, we recognized a gain from the sale of the three MCS subsidiaries under the facility agreement with UOB, of $20.2 million.

Gain on restructuring — Gain on restructuring was $85.6 million for the year ended December 31, 2014, compared to $NIL for the year ended December 31, 2013. In 2014, we recognized a gain of $85.6 million from the sale of the four remaining vessels under the facility agreements with Piraeus Bank.

Interest and Finance Costs — Interest and finance costs were $1.5 million during the year ended December 31, 2014, compared to $8.4 million during the year ended December 31, 2013. The decrease is mainly attributable to lower loan balances in 2014 compared to those in 2013 as a result of our restructuring plan. In 2014, we closed on the delivery and settlement agreement with our remaining lender, Piraeus Bank, for the sale of our four remaining vessels. In exchange for the sale, approximately $145.6 million of outstanding debt and accrued interest were discharged. In 2013 we sold seven vessel owning subsidiaries, and in exchange for the sale, $69.8 million of outstanding debt, accrued interest and swap liabilities were discharged.  In addition to this, proceeds from African Oryx sale on April 10, 2013 were used to reduce outstanding debt. Total debt outstanding was $134.9 million at the end of 2013 and was discharged in 2014. The weighted average interest rate on our outstanding debt for the years ended December 31, 2014 and 2013 was approximately 4.9% and 4.4%, respectively.

Interest Income — Interest income of $0.01 million for the years ended December 31, 2014 and 2013 represents interest earned on term deposits at annualized interest rates ranging from 0.50% to 0.70% during 2014 and 0.30% to 2.10% during 2013.

Loss on interest rate swaps — Loss on interest rate swaps was $NIL during the year ended December 31, 2014, compared to $0.01 million during the year ended December 31, 2013. All of the interest rate swaps expired in 2013.

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

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The current conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that we consider indicators of a potential impairment for our vessels. We determine undiscounted projected operating cash flows, for each vessel and compare it to the vessel's carrying value. When the undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the vessel and its eventual disposition are less than its carrying amount, we impair the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the median of the trailing 10-year historical charter rates available for each type of vessel) adjusted for brokerage commissions and expected outflows for scheduled vessels' maintenance. The undiscounted projected operating cash outflows are determined by reference to our actual vessel operating expenses, assuming an average annual inflation rate of 2.5%. Effective fleet utilization is assumed to 98% in our exercise, assumptions in line with our historical performance. We recorded an impairment loss, net of $NIL, $3.6 million and $147.1 million for the years ended December 31, 2014, 2013 and 2012, respectively.

 Goodwill impairment

Goodwill represents the excess of the aggregate purchase price over the fair value of the net identifiable assets acquired in business combinations accounted for under the purchase method. Goodwill is reviewed for impairment at least annually in December. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit (including goodwill). If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. Under the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the implied fair value of goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis and market capitalization analysis. If the fair value of the reporting unit exceeds it carrying value, step two does not have to be performed. We test our goodwill for potential impairment at year end or whenever there is an indication of impairment. The fair value for goodwill impairment testing is estimated using the expected present value of future cash flows, using judgments and assumptions that management believes are appropriate in the circumstances. The future cash flows from operations are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the median of the trailing 10-year historical charter rates available for each type of vessel). We had one reporting unit and tested its goodwill for potential impairment, and concluded that indication of impairment existed as of September 30, 2012. The fair value for goodwill impairment test was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances and using the market capitalization approach. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the median of the trailing 10-year historical charter rates available for each type of vessel. The weighted average cost of capital used was 7.42% for the nine month period ended September 30, 2012. As a result, an impairment loss for goodwill of $4.4 million was recorded, for the year ended December 31, 2012.

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

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies and Estimates – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particularly high volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts. The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2014 and 2013, (ii) which of our vessels we believe had a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have had to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy as of December 31, 2014 and 2013. For purposes of this calculation, we assumed that the vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2014 and 2013.

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

Vessel	Dwt	Year purchased	Carrying Value
			2014	2013
Davakis G.	54,051	2008	n/a	$23.7 million*
Delos Ranger	54,057	2008	n/a	$24.0 million*
African Oryx	24,112	2008	n/a	n/a
Bremen Max	73,503	2008	n/a	$5.6 million*
Hamburg Max	73,498	2008	n/a	$5.9 million*
African Zebra	38,632	2008	n/a	n/a
BET Commander	149,507	2009	n/a	n/a
BET Intruder	69,235	2009	n/a	n/a
BET Prince	163,554	2009	n/a	n/a
BET Scouter	172,173	2009	n/a	n/a
BET Fighter	173,149	2009	n/a	n/a
Fiesta	29,519	2010	n/a	n/a
Pacific Fantasy	29,538	2010	n/a	n/a
Pacific Fighter	29,538	2010	n/a	n/a
Clipper Freeway	29,538	2010	n/a	n/a
African Joy	26,482	2010	n/a	n/a
African Glory	24,252	2010	n/a	n/a
Asian Grace	20,138	2010	n/a	n/a
Clipper Glory	30,570	2010	n/a	n/a
Clipper Grace	30,548	2010	n/a	n/a
TOTAL DWT	1,295,594

*           Indicates that, as of December 31, 2013, the basic charter-free market value was higher than the vessel's carrying value by approximately $4.8 million.

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

Recent Developments

The Fleet

As discussed elsewhere in this annual report, we have had a significant reduction in the size of our fleet. As of the date of this annual report, we own one vessel, the M/V Leadership.

The closing of the previously announced agreement for the contribution of four Capesize vessels to Seanergy due to the significant deterioration of the dry bulk freight market conditions has been extended to June 30, 2015.

On December 19, 2014, we had entered into a share purchase agreement under which we would sell 4,440,000 of our common shares to Jelco, for $1.1 million. The common shares were sold at a price of $0.25 per share. On December 30, 2014, we completed the equity injection plan with the abovementioned entity. The shares to the entity were issued on December 30, 2014.

On March 19, 2015, we acquired a 2001 Capesize, 171,199 DWT vessel, which was renamed M/V Leadership, from an unaffiliated third party. The acquisition of the vessel was financed by (i) a convertible promissory note dated March 12, 2015 of $4 million from an entity affiliated with one of our major shareholders, Jelco, (ii) a loan agreement dated March 06, 2015 of $8.75 million with Alpha Bank and (iii) a share purchase agreement dated March 12, 2015 of $4.5 million from Jelco in exchange for the issuance of 25,000,500 newly issuance shares of our common stock. The convertible promissory note is repayable in ten consecutive semi-annual repayment installments of $0.2 million, along with a balloon installment of $2 million payable on the final maturity date and bears interest of three months Libor plus a margin of 5% with quarterly interest payments. The Company has the right to defer up to three consecutive repayment installments to the balloon installment. At Jelco's option, our obligation to repay the repayment installments, or the balloon installment, or the principal amount under the convertible promissory note may be paid in common shares at a conversion price of $0.18 per share, as such conversion price may be adjusted pursuant to the terms of the convertible promissory note, or by any other conversion price to be agreed in writing between the Company and Jelco. The Alpha Bank loan is repayable in twenty consecutive quarterly installments, the first four installments being $0.2 million each and the next sixteen quarterly installments being $0.25 million each, along with a balloon installment of $3.95 million payable on the final maturity date. The loan bears interest of Libor plus a margin of 3.75% with quarterly interest payments. If LIBOR is below zero, LIBOR shall be deemed to be zero.

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

Since the fourth quarter of 2012, we have been in default under our loan agreements in respect of certain covenants (including, in some cases, the failure to make amortization and interest payments, the failure to satisfy financial covenants and the triggering of cross default provisions) and events of default have occurred. Since January 1, 2012, and up to March 11, 2014, we have sold or otherwise disposed of all of our 20 vessels (or the ownership of certain of our vessel-owning subsidiaries) in connection with the restructuring, and any proceeds have been used to repay the related debt. The following sets forth the terms of the completed steps of the restructuring to date:

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

On January 28, 2015, we received written notification from the NASDAQ Stock Market, indicating that because the closing bid price of our common stock for 30 consecutive business days, from December 12, 2014 to January 27, 2015, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until July 27, 2015.

We intend to monitor the closing bid price of its common stock between now and July 27, 2015 and are considering our options, including a reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. We can cure this deficiency if the closing bid price of our common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event we do not regain compliance within the 180-day grace period and we meet all other listing standards and requirements, we may be eligible for an additional 180-day grace period.

We intend to cure the deficiency within the prescribed grace period. During this time, our common stock will continue to be listed and trade on the Nasdaq Capital Market. Our business operations are not affected by the receipt of this notification.

Annual Meeting of Shareholders

At the annual meeting of our shareholders held on September 16, 2014, our shareholders approved and adopted the following proposals: 1) the election of Ms. Christina Anagnostara, as Class B Director to serve until the 2017 Annual Meeting of Shareholders, 2) the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2014, and 3) the approval of a reverse stock split of the Company's issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-fifteen with the exact ratio to be set at a whole number within this range to be determined by the Company's Board of Directors in its discretion and the approval of the related amendment to the Company's Amended and Restated Articles of Incorporation. Following the approval the Board of Directors has the authority to effect the stock split at any time at any of the approved split ratios within the range.

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

On February 16, 2011, the Compensation Committee granted an aggregate of 3,332 restricted shares (as adjusted for the Reverse Stock Split) of our common stock, or the February 2011 Shares, pursuant to the Plan. 2,667 restricted shares of the February 2011 Shares were granted to our two executive directors, and the other 665 restricted shares of the February 2011 Shares were granted to certain of our other employees. All of the February 2011 Shares vest proportionally over a period of three years in equal installments, which commenced on January 10, 2012. The fair value of each February 2011 Share on the grant date was $0.89 and such shares were expensed over 3 years.

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

As of December 31, 2014, our liquidity reflected $2.9 million of total cash, compared to $3.1 million in total cash as of December 31, 2013.

As of December 31, 2014, we had total indebtedness of $NIL. As of December 31, 2013, we had total indebtedness of $134.9 million. The decrease in our total indebtedness was attributed to the discharge and repayment of the Piraeus Bank debt in March 2014.

Our working capital as of December 31, 2014, consisting of currents assets amounting to $3.3 million and current liabilities amounting to $0.6 million, resulted in a surplus of $2.7 million compared to a working capital deficit of $90.6 million as of December 31, 2013. The variance is mainly attributed to the discharge and repayment of the Piraeus Bank debt in March 2014.

On June 24, 2014, we had entered into a share purchase agreement under which we sold 1,890,000 of our common shares to Plaza Shipholding Corp. and Comet Shipholding Inc., companies affiliated with the Restis family, for approximately $1.1 million. On June 27, 2014, we completed the equity injection plan with the two abovementioned entities. The shares to the two entities were issued on June 27, 2014.

On September 29, 2014, we had entered into a share purchase agreement under which we sold 1,600,000 of our common shares to Plaza Shipholding Corp. and Comet Shipholding Inc., companies affiliated with the Restis family, for approximately $1 million. On September 30, 2014, we completed the equity injection plan with the two abovementioned entities. The shares to the two entities were issued on September 30, 2014.

On December 19, 2014, we had entered into a share purchase agreement under which we sold 4,440,000 of our common shares to Jelco, for approximately $1.1 million. On December 30, 2014, we completed the equity injection plan with the abovementioned entity. The shares to the entity were issued on December 30, 2014.

As of the date of this annual report, we have one bank loan obligation of $8.75 million outstanding and one shareholder convertible note obligation of $4.0 million outstanding, entered into for the acquisition of the vessel M/V Leadership in March 6, 2015 and March 12, 2015, respectively.

As charter rates for bulkers have experienced a high degree of volatility, the newly acquired vessel will probably be employed for the first months of its operation at charter rates that may not be sufficient to cover its operating expenses. Currently, there can be no assurance as to whether the charter rates will improve within a short period of time and to what extent, and accordingly if the cash existing at the balance sheet date and expected to be generated from the vessel's operation will be sufficient to cover the Company's working capital needs for a reasonable period of time.

Derivatives

We had no interest swap agreement as of December 31, 2014. The market value of the interest swaps was a liability of $NIL, $ NIL and $0.5 million as of December 31, 2014, 2013 and 2012, respectively.

Cash Flows

Year ended December 31, 2014, as compared to year ended December 31, 2013

Operating Activities: Net cash used in operating activities was $14.9 million for the year ended December 31, 2014 as compared to net cash provided of $1 million for the year ended December 31, 2013. In determining net cash provided by operating activities, net income/(loss) is adjusted for the effects of certain items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels and unrealized gains and losses on derivatives.

The cumulative effect of adjustments to reconcile net income to net cash provided by operating activities was a $85.8 million decrease for the year ended December 31, 2014 which consisted mainly of the following adjustments: $85.6 million gain from restructuring the final credit facility with Piraeus Bank; $0.2 million payments for dry-docking and special survey costs and $0.003 million of depreciation.

Furthermore, the cash outflow from operations of $9.4 million for the year ended December 31, 2014, resulted mainly from: a $0.9 million increase in operating expenses liabilities; a $1.2 million decrease in trade receivables and a $0.7 million decrease in other current assets. This was partially offset by: a $9.4 million decrease in accrued interest, a $1.9 million decrease in trade accounts and other payables, a $0.8 million decrease in accrued expenses and a $0.2 million decrease in deferred revenue.

Investing Activities: For the year ended December 31, 2014, net cash provided by investing activities was $105.9 million. This cash inflow resulted from the sale of the four remaining vessels in March 2014 in connection with the delivery and settlement agreement with Piraeus Bank to unwind our final credit facility.

Financing Activities: For the year ended December 31, 2014, our net cash used in financing activities was $91.2 million. This cash outflow resulted mainly from $94.4 million of principal repayments of our debt that was partially offset by $3.2 million in proceeds from issuance of our common stock.

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

Credit Facilities

Alpha Bank Loan Facility

On March 06, 2015, we entered into an $8.75 million loan agreement with Alpha Bank to partly finance the acquisition price of the M/V Leadership. The loan is repayable in twenty consecutive quarterly installments, the first four installments being $0.2 million each and the next sixteen quarterly installments being $0.25 million each, along with a balloon installment of $3.95 million payable on the final maturity date. The loan bears interest of Libor plus a margin of 3.75% with quarterly interest payments. If LIBOR is below zero, LIBOR shall be deemed to be zero.

The facility is secured by the following:

(a)            a first priority mortgage duly registered over the vessel;
(b)            a general assignment of all earnings, insurances, requisition compensation and all lender's benefits and interests present and future;
(c)            a corporate guarantee by Seanergy;
(d)            an accounts pledge agreement; and
(f)            a manager's undertaking.

The facility includes covenants, among others, that require the borrowers and the corporate guarantor, Seanergy, to maintain vessel insurance value for an amount greater of (a) the vessel's market value and (b) 125% of the loan. The vessel's insurance value is required to include as a minimum coverage for hull and machinery, war risk and protection and indemnity insurance, $1 billion for oil pollution and for excess oil spillage and pollution liability insurance. In addition, mortgagee's interest insurance is required to be at least 110% of the amount of the loan.

In addition, if the vessel is sold or becomes a total loss or the mortgage on the vessel is discharged on its disposal, we are required to repay such part of the facility as is equal to the higher of the amount related to such vessel or the amount necessary to maintain the security clause margin.

Other covenants include the following:

•            not to borrow any money or permit such borrowings to continue or enter into any agreement for deferred terms, other than in any customary supplier's credit terms or any equipment lease or contract hire agreement other than in ordinary course of business;

•            no loans, advances or investments in, any person, firm, corporation or joint venture or to any officer, director, shareholder or customer of any such person;
not to assume, guarantee or otherwise undertake the liability of any person, firm, company;
•            not to authorize any capital commitments;
•            Seanergy may declare or pay dividends subject to no event of default having occurred and being continuing, the amount of the dividends so declared shall not exceed 50% of its net income except in case the cash and marketable securities are equal or greater than the amount required to meet the guarantor's debt service for the following eighteen-month period;
•            not to change our commercial and technical managers without the prior written consent of the lender;
•            not to assign, transfer, sell or otherwise or dispose of the vessel or any of the property, assets or rights without prior written consent of the lender;
•            no change of control in the Company without the written consent of the lender;
•            not to engage in any business other than the operation of the vessels without the prior written consent of the lender;
•            ensure that a certain member of the Restis family beneficially owns at all times an aggregate of at least 51% of the shares issued and outstanding in the share capital in the guarantor and the voting rights attaching to those shares;
•            ensure that a security value (market value of M/V Leadership) shall not be less than the security requirement (125% of the loan).

Financial covenants include the following:

•	Leverage: the corporate leverage ratio of the guarantor will not be, at the end of any accounting period or at any other time, higher than 0.75:1.0;
•	EBITDA: the consolidated interest cover ratio for the accounting period (EBITDA to Interest Expense) shall not be lower than 2:1;
•	Liquidity: the borrower and/or the guarantor shall maintain minimum free liquidity in an amount equal to borrower's debt service of the next semester as free deposits with the lender;
•	Liquidity: the guarantor shall maintain minimum free liquidity in an amount equal to guarantor's debt service of the next semester as free deposits.
•	The financial covenants listed above are to be tested at the end of each semester.
Piraeus Bank

A long term debt facility of up to $255 million was provided by Piraeus Bank, the special successor of former Cyprus Popular Bank Public Co Ltd, formerly known as Marfin Popular Bank Public Co Ltd, successor by way of cross-border merger of Marfin Egnatia Bank Societe Anonyme, available in two facilities as described below. This facility is guaranteed by Seanergy, as corporate guarantor.

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

The revolving credit facility bore interest at USD LIBOR plus 4.50% and the weighted average interest rate on the revolving credit facility, including the spread, for the years ended December 31, 2014, 2013 and 2012, was approximately 5.41%, 5.04% and 4.92%, respectively. In the event of our failure to pay any amount on the date on which such amount was due and payable, we were obligated to pay default interest on such amount on demand from the date of such default up to the date of actual payment at the per annum rate which is the aggregate of 2% plus applicable margin and LIBOR.

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

The weighted average interest rate on the term facility, including the spread, for the years ended December 31, 2014, 2013 and 2012, was approximately 4.66%, 4.54% and 4.39%, respectively.

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

Capital Requirements

Capital expenditures relate to the routine drydocking of our vessels. Currently we have one vessel and its next scheduled maintenance will take place in 2016.

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

F.            Tabular Disclosure of Contractual Obligations

The following tables summarize our contractual obligations as of December 31, 2014, based on the contractual terms of the loan agreements and rental arrangements.

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt	$-	$-	$-	$-	$-
Interest expense	$-	$-	$-	$-	$-
Office rent (1)	$38	$38	$-	$-	$-
Total	$38	$38	$-	$-	$-

1.	The office rent reflects our agreement with Waterfront S.A. for the rent of our executive offices. The current lease term had an expiration date of December 31, 2014, which was extended for one month, and the monthly lease payment was EUR 25,000. The monthly payment due under the office rent in U.S. dollars has been computed by using the Euro/U.S. dollar exchange rate as of December 31, 2014, which was €1.00:$1.2141.
The office rent also reflects the rent for the office of MCS in Hong Kong. The monthly payment under the current tenancy agreement is HK$ 25,000 until the expiration of the extended agreement on March 16, 2015. The monthly payment due under the office rent in Hong Kong dollars has been computed by using the U.S. dollar/ HK dollar exchange rate as of December 31, 2014, which was $1.00:HK$ 7.7577.
G.            Safe Harbor

See the section titled "Cautionary Statement Regarding Forward-Looking Statements" at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Set forth below are the names, ages and positions of our current directors and executive officers. Members of our board of directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is 16 Grigoriou Lampraki Street, 166 74 Glyfada, Athens, Greece.

Name	Age	Position	Director Class
Stamatis Tsantanis	42	Chairman, Chief Executive Officer, Interim Chief Financial Officer & Director	A (term expires in 2016)
Christina Anagnostara	43	Director	B (term expires in 2017)
Elias Culucundis	71	Director	A (term expires in 2016)
Dimitris Anagnostopoulos	67	Director	C (term expires in 2015)

Biographical information with respect to each of our directors and executive officers is set forth below.

Stamatis Tsantanis has been a member of our board of directors and our chief executive officer since October 1, 2012. Mr. Tsantanis has also been the Chairman of our Board of Directors since October 1, 2013 and our Interim Chief Financial Officer since November 1, 2013. Mr. Tsantanis brings more than 16 years of experience in shipping and finance and held senior management positions in prominent shipping companies. Prior to joining us, from September 2008 he served as Group Chief Financial Officer of Target Marine S.A. and was responsible for its corporate and financial strategy. Mr. Tsantanis previously served as the Chief Financial Officer and as a Director of Top Ships Inc. from its initial public offering and listing on NASDAQ in 2004 until September 2008. Prior to that, he was an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active role in a number of shipping corporate finance transactions. Mr. Tsantanis holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, and a Bachelors degree in Shipping Economics from the University of Piraeus.

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

B.            Compensation

For the year ended December 31, 2014, we paid our executive officers and directors aggregate compensation of $0.3 million. Our executive officers are employed by us pursuant to employment and consulting contracts.

Each member of our board of directors received a fee of $20,000 per year. The Shipping Committee fee has been suspended from July 1, 2013 until the Board of Directors decides otherwise. The aggregate director fees paid by us for the years ended December 31, 2014, 2013 and 2012 totaled $80,000, $263,500 and $403,000, respectively.

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

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common shares, par value $0.0001 per share
	United Capital Investments Corp.(1)	2,528,731	5.4%
	Atrion Shipholding S.A.(1)	2,522,153	5.4%
	Plaza Shipholding Corp.(1)	4,271,393	9.2%
	Claudia Restis (2)	60,201,288	87.5%
	Stamatis Tsantanis	1,667,000	3.6%
	Christina Anagnostara	667	*
	All directors and executive officers as a group (5 individuals)	1,667,667	3.6%

* Less than one percent.

All shares owned by the shareholders listed in the table above have the same voting rights as other shares of our common stock.

(1)             Each of United Capital Investments Corp., Atrion Shipholding S.A. and Plaza Shipholding Corp., is an affiliate of members of the Restis family.

(2)            Claudia Restis is the beneficial owner of 51,662,722 of these shares through Jelco Delta Holdings Corp. and of 4,267,173 of these shares through Comet Shipholding Inc., each a Marshall Islands corporation controlled through a revocable trust (the "Trust") of which she is beneficiary.  In addition, these shares include 22,222,222 shares, which Jelco Delta Holding Corp. may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, issued by us to Jelco Delta Holding Corp. Further, these shares include 4,271,393 shares of Common Stock which Claudia Restis may be deemed to beneficially own by virtue of a proxy granted to Claudia Restis by Plaza Shipholding Corp., pursuant to which Claudia Restis may be deemed to share the power to vote such shares.

B.            Related Party Transactions

Agreement for the Contribution of Four Capesize Vessels

On April 24, 2014, the Company entered into a purchase agreement with affiliates of the Restis family for the contribution of four Capesize vessels in exchange for cash and newly-issued shares of the Company's common stock. The transaction was approved by an independent committee of the Company's Board of Directors, which obtained a fairness opinion from an independent financial firm for this transaction. The closing of the transaction, which is subject to standard closing conditions and lenders' consents, was initially expected to take place prior to June 30, 2014 but has now been extended to June 30, 2015. Continued discussions could lead to changes in the transaction which remains subject to certain conditions and sellers' third party consents.

Funding Arrangement by One of the Company's Major Shareholders

On December 17, 2014 we entered into a letter of intent with Jelco to provide financing in an aggregate amount of up to $8.5 million to the Company for the purpose of partly funding the acquisition of the second hand Capesize M/V Leadership and for general corporate purposes. This transaction has been approved by an independent committee of the Company's Board of Directors, which obtained a fairness opinion from an independent financial firm. On March 12, 2015, we entered into a convertible promissory note of $4 million with Jelco and into a share purchase agreement of $4.5 million with Jelco in exchange for the issuance of 25,000,500 newly issuance shares of our common stock. The convertible promissory note is repayable in ten consecutive semi-annual repayment installments of $0.2 million, along with a balloon installment of $2 million payable on the final maturity date and bears interest of three months Libor plus a margin of 5% with quarterly interest payments. The Company has the right to defer up to three consecutive repayment installments to the balloon installment. At Jelco's option, our obligation to repay the repayment installments, or the balloon installment, or the principal amount under the convertible promissory note may be paid in common shares at a conversion price of $0.18 per share, as such conversion price may be adjusted pursuant to the terms of the convertible promissory note, or by any other conversion price to be agreed in writing between the Company and Jelco.

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

Share Purchase Agreement

On January 31, 2012, we completed an equity injection plan with four entities affiliated with the Restis family. In exchange for $10 million, we issued an aggregate of 4,641,620 of our common shares to the four entities at a price of $2.15442. The price was determined as the average closing price of the five trading days preceding the execution of the purchase plan. Following the issuance of the shares we had 11,959,271 outstanding common shares. As of the date of this annual report we have 46,556,771 outstanding common shares.

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

2014 Equity Injection shares

On June 24, 2014 we entered into a share purchase agreement with Plaza and Comet, which are all companies affiliated with the Restis family, under which we sold 1,890,000 of our common shares for $1.134 million and on the same date we entered into a registration rights agreement in connection with a share purchase agreement discussed above, under which we sold 1,890,000 of our common shares to each of Plaza and Comet. Our Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining the our net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange and with an additional option value to existing shareholders upon the consummation of the Asset Contribution calculated from the Black-Scholes options pricing model. On June 27, 2014, we completed the equity injection plan with the two abovementioned entities. The shares to the two entities were issued on June 27, 2014.

On September 29, 2014 we entered into a share purchase agreement with Plaza and Comet, which are all companies affiliated with the Restis family, under which we sold 1,600,000 of our common shares for $0.96 million and on the same date we entered into a registration rights agreement in connection with a share purchase agreement discussed above, under which we sold 1,600,000 of our common shares to each of Plaza and Comet. Our Board of Directors obtained an updated fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining the our net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange and with an additional option value to existing shareholders upon the consummation of the Asset Contribution calculated from the Black-Scholes options pricing model.  On September 30, 2014, we completed the equity injection plan with the two abovementioned entities. The shares to the two entities were issued on September 30, 2014.

On December 19, 2014 we entered into a share purchase agreement with Jelco, an entity affiliated with one of our major shareholders, under which we sold 4,440,000 of our common shares for $1.11 million and on the same date we entered into a registration rights agreement in connection with a share purchase agreement discussed above, under which we sold 4,440,000 of our common shares to each of Plaza and Comet. Our Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining our net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange. On December 30, 2014, we completed the equity injection plan with the abovementioned entity. The shares to the entity were issued on December 30, 2014.

2015 Equity Injection shares

On March 12, 2015 we entered into a share purchase agreements with Jelco, an entity affiliated with one of our major shareholders, and our CEO, under which we sold 25,000,500 of our common shares to Jelco, for $4.5 million and 1,667,000 of our common shares our CEO, for $0.3 million and on the same date we entered into registration rights agreements with Jelco and our CEO with respect to these common shares. Our Board of Directors obtained fairness opinions from an independent third party for the share price. The price was determined using a build-up method, combining our net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange.

Convertible Promissory Note

We also entered into a shareholder's convertible note of $4.0 million with Jelco, dated March 12, 2015. The convertible note is repayable in ten consecutive semi-annual installments of $200, along with a balloon installment of $2 million payable on the final maturity date. The note bears interest of Libor plus a margin of 5% with semi-annual interest payments. If LIBOR is below zero, LIBOR shall be deemed to be zero. We have the right to defer up to three consecutive installments to the balloon installment. At Jelco's option, our obligation to repay the principal amount may be paid in common shares at a conversion price of $0.18 per share.

Former Management Agreement

Seanergy Management Corp., or Seanergy Management, one of our wholly-owned subsidiaries, had entered into a management agreement with Enterprises Shipping and Trading SA, or EST, with respect to our initial fleet of six vessels and BET had entered into a management agreement with EST with respect to the BET fleet. Pursuant to these management agreements, EST performed certain duties that include general administrative and support services necessary for the operation and employment of such vessels, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to our instructions, sale and purchase of vessels. On October 1, 2011 each of Seanergy Management and BET entered into an Amendment no. 1 to the management agreement with EST which provided that effective from October 1, 2011 and for the tenure of the agreement we should pay a management fee per day per vessel of $450 and it was further mutually agreed that effective from October 1, 2011 no adjustment would be made on the fee per vessel per day, unless agreed by the parties in writing by an amendment to the agreement.

The management fee under both agreements was EUR 436 per vessel per day for the year ended December 31, 2010, and under both agreements, the management fee was increased to Euro 460 per vessel per day for the first nine months of the year ending December 31, 2011. As of October 1, 2011 the management fee under both agreements was reduced to $450 per vessel per day. Management fees were payable monthly in advance on the first business day of each following month. For the years ended December 31, 2012 and 2013, the management fee under both agreements was $450 per day.

The management agreement between Seanergy Management and EST was for an initial period of two years and was automatically extended for successive one year periods. The management agreement between BET and EST was for an initial period of one year and was automatically extended for successive one year periods. With the sale of BET, the BET fleet has been divested as of December 31, 2012 and with the sale of the Piraeus Bank vessels, the management agreements have been terminated. On March 5, 2014, we entered into an agreement with EST, in exchange of a full and complete release of all their claims upon the completion of the delivery of the last four remaining vessels and settlement agreement with Piraeus Bank.  The transaction was completed successfully on March 11, 2014 and total liabilities were released.

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

Former Brokerage Agreements

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

Consultancy Agreement

On August 9, 2012 Seanergy Management entered into a consultancy agreement with Belgraive Services Ltd. for the services of the individual who served at the time as the Chief Financial Officer of the Company. The agreement was for $220,000 per annum, payable monthly on the last working day of every month in 12 installments. The agreement was terminated as of November 1, 2013 automatically with the resignation of our former Chief Financial Officer.

Commercial Real Estate Sublease Agreement

We lease our executive office space in Athens, Greece pursuant to the terms of a sublease agreement between Seanergy Management and Waterfront S.A., a company affiliated with a member of the Restis family. The initial sublease fee is EUR 504,000 per annum, or EUR 42,000 per month. The initial term is from November 17, 2008 to November 16, 2011, which was extended until February 28, 2014 and has since been silently extended. On December 20, 2010 we entered into an amendment which provides that for the remaining of the term of the sublease agreement the sublease fee would be EUR 35,000 per month and on January 1, 2012 we entered into an amendment which provided that for the remaining of the term of the sublease agreement the sublease fee would be EUR 25,000 per month. On June 1, 2014 we entered into an amendment which provided that for the remaining of the term of the sublease agreement the sublease fee would be EUR 15,000 and on October 1, 2014 we entered into an amendment which provided that the term of the agreement was extended to December 31, 2014 and on January 1, 2015 we entered into another amendment which provided that for the remaining of the term of the sublease agreement the sublease fee will be EUR 25,000 and that the term of the agreement was extended to January 31, 2015. On February 1, 2015, we entered into an agreement that extended the sublease term to February 28, 2015. On March 13, 2015, we entered into an agreement that extended the sublease term to March 15, 2015, at a lease payment of EUR 12,500, at which point we relocated our executive office space to premises owned by an unaffiliated third party. Seanergy Management has been granted Ministerial Approval (issued in the Greek Government Gazette) for the establishment of an office in Greece under Greek Law 89/67 (as amended).

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

We have previously reported that in 2010, certain of our then shareholders, including George Koutsolioutsos, who was also the former Chairman of the Board of the Company, brought suit in Greece against certain other shareholders of the Company, our former Chief Financial Officer, and the immediate successor to Mr. Koutsolioutsos as our Chairman. The suit seeks damages from the defendants for alleged willful misconduct that purportedly caused the plaintiffs damage both by way of diminution of the value of their shares in the Company and harm to their reputations. The defendants have advised us that they do not believe the action has merit, and that they intend vigorously to defend it. The next hearing date in this action is currently scheduled for May 11, 2017.

Mr. Koutsolioutsos also commenced three actions in Greece during 2014 against his immediate successor as our Chairman, on substantially the same or related set of grounds. The plaintiff seeks money damages in two of these cases. The next hearing date in these actions is also currently scheduled for May 11, 2017. The third case, in which the plaintiff sought an injunction, was discontinued by the plaintiff in September 2014.

Neither we nor our current Chairman is named in any of these actions. We have notified our insurance underwriters of these actions, and our underwriters are advancing a portion of the defendants' legal expenses.

Dividend Policy

We had initially expressed an intent to pay dividends in the aggregate amount of $1.20 per common share on a quarterly basis during the one-year period commencing with the second full quarter following the initial closing of the acquisition of the six vessels that composed our initial fleet, which was the quarter ending March 31, 2009. The declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be in the discretion of our board of directors and be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, including our Alpha Bank loan facility, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions, and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

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

	High	Low
For the Fiscal Year Ended December 31, 2010	$44.85	$13.50
For the Fiscal Year Ended December 31, 2011	$14.84	$2.06
For the Fiscal Year Ended December 31, 2012	$4.23	$1.09
For the Fiscal Year Ended December 31, 2013	$2.46	$0.80
For the Fiscal Year Ended December 31, 2014	$1.99	$0.83

For the Quarter Ended
March 31, 2015	$0.90	$0.65
March 31, 2014	$1.99	$1.31
June 30, 2014	$1.78	$1.28
September 30, 2014	$1.83	$1.35
December 31, 2014	$1.76	$0.83
March 31, 2013	$2.46	$1.13
June 30, 2013	$2.04	$1.32
September 30, 2013	$2.25	$1.30
December 31, 2013	$2.10	$0.80

For the Month Ended	High	Low
September 2014	$1.83	$1.45
October 2014	$1.76	$1.34
November 2014	$1.43	$1.15
December 2014	$1.24	$0.83
January 2015	$0.90	$0.65
February 2015	$0.83	$0.73
March 2015	$0.90	$0.71
April 1, 2015 through April 20, 2015	$0.85	$0.68

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

E            Taxation

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

As discussed in more detail below, we believe that we satisfied the Publicly-Traded Test for our 2014 taxable year since, on more than half the days the days of the taxable year, our common shares were primarily and regularly traded on an established securities market in the United States, namely the NASDAQ Capital Market.

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

The regulations also require that our stock be "regularly traded" on an established securities market. Under the regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." Our common stock, our sole class of issued and outstanding stock, was listed on the NASDAQ Capital Market in 2014. Accordingly, we will satisfy this listing requirement.

The regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least sixty (60) days during the taxable year or one-sixth (1/6) of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if we do not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, who we refer to as "5% Shareholders." We refer to this restriction in the regulations as the "Closely-Held Rule." The Closely-Held Rule will not disqualify us, however, if we can establish that qualified 5% Shareholders own sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year, which we refer to as the exception to the Closely-Held Rule.

For purposes of being able to determine our 5% Shareholders, the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

Based on our Schedule 13G and 13D filings for the 2013 taxable year, we believe that we triggered the Closely-Held Rule for the 2014 taxable year. Although we believe that the status of our 5% Shareholders as "qualified shareholders" makes us eligible for the exception to the Closely-Held Rule, to qualify for the benefits of Section 883 our 5% Shareholders, and each intermediary in the chain of ownership, would have to provide us with certain beneficial ownership and intermediary statements substantiating the 5% Shareholders' beneficial ownership and status as "qualified shareholders." The Company expects to obtain the required statements from 5% Shareholders who own collectively more than 50% of shares of the Company. Thus, we expect to meet the requirement of the exemption to the Closely-Held Rule for the 2013 taxable year. Due to the factual nature of the issues involved, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for the 2013 or any future taxable year.

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

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as anticipated, our common shares is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

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
These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such Non-Electing Holder's successor generally would not receive a step-up in tax basis with respect to such stock.

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

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Investor Relations, Seanergy Maritime Holdings Corp., 16 Grigoriou Lampraki Street, 166 74 Glyfada, Athens, Greece, telephone number 011 30 210 8931507 or facsimile number 011 30 210 9638450.

I.            Subsidiary information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We were subject to interest rate risk with respect to our two credit facilities with Piraeus Bank, prior to the release of our liabilities under those facilities. Each of these two facilities has borne interest at LIBOR plus a spread. For the year ended December 31, 2014, the weighted average interest rate was 5.12% and 4.77% for the Piraeus Bank revolving facility and the Piraeus Bank term facility, respectively. A 1% increase in LIBOR would have resulted in an increase in interest expense for the twelve months ended December 31, 2014, of approximately $0.1 million and $0.2 million on the Piraeus Bank revolving credit facility and the Piraeus Bank term facility, respectively.

For a description of our derivatives, see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Derivatives."

Foreign Exchange Rate Fluctuation

We generate all of our revenue in U.S. dollars. The majority of our operating expenses are in U.S. dollars except primarily for our management fees and our executive office rental expenses which are denominated in Euros and Hong Kong dollars. During the year ended December 31, 2014, approximately 38% of our expenses were in currencies other than U.S. dollars, the majority of which are denominated in Euros. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses. As of December 31, 2014, the net effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have a material effect on our net income.

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

a)            Disclosure Controls and Procedures

Management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2014). The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management, including our Chief Executive Officer and Interim Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the framework established in Internal Control—Integrated Framework issued by COSO (2013 Framework). Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2014.

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

We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers and directors. Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.seanergymaritime.com. We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request. We intend to disclose any waivers to or amendments of the Code of Business Conduct and Ethics for the benefit of any of our directors and executive officers, within 5 business days of such waiver or amendment. Shareholders may direct their requests to the attention of Investor Relations, Seanergy Maritime Holdings Corp., 16 Grigoriou Lampraki Street, 16674 Glyfada, Athens, Greece, telephone number 011 30 210 8931507 or facsimile number 011 30 210 9638450.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountants are Ernst & Young (Hellas) Certified Auditors Accountants S.A., or E&Y. E&Y has billed us for audit, audit-related and non-audit services as follows:

	2014	2013
Audit fees	$146,000	$306,000
Audit related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	$146,000	$306,000

Audit fees for 2014 and 2013 of $146,000 and $306,000, respectively, related to professional services rendered for the audit of our financial statements for the years ended December 31, 2014 and 2013, respectively. As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Issuer purchases of equity securities
Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Amount in U.S. $ that may Yet Be Expected on Share Repurchases Under Programs

January 2012	4,641,620	$2.15442	4,641,620	$0
June 2014	1,890,000	0.60	1,890,000	0
September 2014	1,600,000	0.60	1,600,000	0
December 2014	4,440,000	0.25	4,440,000	0
March 2015	26,667,500	$0.18	26,667,500	$0

On January 31, 2012, we completed an equity injection plan with four entities affiliated with the Restis family. In exchange for $10 million, we issued an aggregate of 4,641,620 of our common shares to the four entities at a price of $2.15442. The price was determined as the average closing price of the five trading days preceding the execution of the purchase plan.

On June 24, 2014 we entered into a share purchase agreement with Plaza and Comet, which are all companies affiliated with the Restis family, under which we sold 1,890,000 of our common shares for $1.134 million and on the same date we entered into a registration rights agreement in connection with a share purchase agreement discussed above, under which we sold 1,890,000 of our common shares to each of Plaza and Comet.

On September 29, 2014 we entered into a share purchase agreement with Plaza and Comet, which are all companies affiliated with the Restis family, under which we sold 1,600,000 of our common shares for $0.96 million and on the same date we entered into a registration rights agreement in connection with a share purchase agreement discussed above, under which we sold 1,600,000 of our common shares to each of Plaza and Comet.

On December 19, 2014 we entered into a share purchase agreement with Jelco, an entity affiliated with one of the Company's major shareholders, under which we sold 4,440,000 of our common shares for $1.11 million and on the same date we entered into a registration rights agreement in connection with a share purchase agreement discussed above, under which we sold 4,440,000 of our common shares to each of Plaza and Comet.

On March 12, 2015 we entered into a share purchase agreements with Jelco, an entity affiliated with one of the Company's major shareholders, and our CEO, under which we sold 25,000,500 of our common shares to Jelco, for $4.5 million and 1,667,000 of our common shares our CEO, for $0.3 million and on the same date we entered into registration rights agreements with Jelco and our CEO with respect to these common shares.

Following the issuance of the shares and as of the date of this annual report we have 46,556,771 outstanding common shares.

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

The financial information required by this item, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A., is set forth on pages F-1 through F-25 and are filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation (1)
1.2	Second Amended and Restated Bylaws (2)
1.3	Amendment to Amended and Restated Articles of Incorporation (3)
1.4	Second Amendment to Amended and Restated Articles of Incorporation (4)
1.5	Third Amendment to Amended and Restated Articles of Incorporation (5)
1.6	Fourth Amendment to Amended and Restated Articles of Incorporation (6)
2.1	Specimen Common Stock Certificate(7)
2.2	Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (8)
2.3	Unit Purchase Option (8)
2.4	Specimen Unit Certificate (9)
2.5	Form of Underwriters Warrant (10)
4.1	Master Agreement dated as of May 20, 2008 (1)
4.2	Amendment to Master Agreement dated July 25, 2008 (1)
4.4	Form of Convertible Unsecured Promissory Note(1)
4.5	Amendment to Convertible Promissory Note dated August 28, 2009(11)
4.7	Management Agreement dated as of May 20, 2008 (1)
4.8	Amendment No.1 to Management Agreement dated October 1, 2011 (19)
4.17	Share Purchase Agreement dated January 4, 2012 between registrant and United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc.(18)
4.18	Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan (16)
4.19	Loan Agreement dated August 27, 2008 between Seanergy and Piraeus Bank (11)
4.20	Amendment No. 1 to Piraeus Bank Loan Agreement dated September 9, 2009(11)
4.21	Amendment No. 2 to Piraeus Bank Loan Agreement dated November 13, 2009(12)
4.22	Amendment No. 3 to Piraeus Bank Loan Agreement dated June 2, 2010(13)
4.23	Amendment No. 4 to Piraeus Bank Loan Agreement dated January 31, 2012 (19)
4.24	Second Supplement Agreement dated September 30, 2009 relating to and including the Loan Agreement dated June 26, 2007 between BET and Citibank(11)
4.25	Supplemental Letter Agreement dated August 4, 2010 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank (14)
4.26	Third Supplemental Agreement dated December 23, 2010 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank(17)
4.27	Fourth Supplemental Agreement dated March 31, 2011 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank (17)
4.28	Fifth Supplemental Agreement dated February 7, 2012 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank (19)
4.29	Restated Loan Agreement originally dated June 26, 2007 between BET and Citibank (19)
4.30	Loan Agreement dated October 19, 2007 between MCS and DVB(13)
4.31	Loan Agreement dated June 5, 2008 between MCS and HSBC(13)

Exhibit Number	Description
4.32	Supplemental Agreement dated May 20, 2010 relating to the Loan Agreement dated October 19, 2007 between MCS and DVB(13)
4.33	Supplemental Agreement dated May 21, 2010 relating to the Loan Agreement dated June 5, 2008 between MCS and HSBC(13)
4.34	Supplemental Letter and Amended and Restated Agreement dated May 24, 2010 relating to and including the Loan Agreement dated March 6, 2008 between MCS and UOB (17)
4.35	Share Purchase Agreement with I.M.I. Holdings Corp., dated November 9, 2012 and Addendums (20)
4.36	Settlement Agreement with DVB Group Merchant Bank (Asia) Ltd. dated January 25, 2013 (20)
4.37	HSBC Waiver Letter dated September 4, 2012 and Extension Waiver Letter dated October 24, 2012 (20)
4.38	Delivery and Settlement Agreement relating to a term loan facility with Piraeus Bank A.E. (23)
4.39	Settlement Agreement with United Overseas Bank Limited (23)
4.40	Addendum No. 1 to Settlement Agreement with United Overseas Bank Limited (23)
4.41	Memorandum of Agreement with respect to Delos Ranger (23)
4.42	Memorandum of Agreement with respect to Hamburg Max (23)
4.43	Memorandum of Agreement with respect to Davakis G (23)
4.44	Memorandum of Agreement with respect to Bremen Max (23)
4.45	Share Purchase Agreement dated June 24, 2014 2014 between registrant and Comet Shipholding Inc. and Plaza Shipholding Corp. (21)
4.46	Registration Rights Agreement dated June 24, 2014 2014 between registrant and Comet Shipholding Inc. and Plaza Shipholding Corp. (21)
4.47	Share Purchase Agreement dated September 29, 2014 between registrant and Comet Shipholding Inc. and Plaza Shipholding Corp. (22)
4.48	Registration Rights Agreement dated September 29, 2014 between registrant and Comet Shipholding Inc. and Plaza Shipholding Corp. (22)
4.49	Share Purchase Agreement dated December 19, 2014 between registrant and Jelco Delta Holding Corp. (22)
4.50	Registration Rights Agreement dated December 19, 2014 between registrant and Jelco Delta Holding Corp. (22)
4.51	Ship Technical Management Agreement dated as of February 11, 2015 with V.Ships Greece Ltd.
4.52	Commercial Management Agreement dated as of March 2, 2015 with Fidelity Marine Inc.
4.53	Loan Agreement dated March 6, 2015 between Seanergy and Alpha Bank A.E.
4.54	Convertible Promissory Note dated March 12, 2015 with Jelco Delta Holding Corp. (24)
4.55	Share Purchase Agreement dated March 12, 2015 between registrant and Jelco Delta Holding Corp. (24)
4.56	Registration Rights Agreement dated March 12, 2015 between registrant and Jelco Delta Holding Corp. (24)
4.57	Share Purchase Agreement dated March 12, 2015 between registrant and Stamatis Tsantanis.
4.58	Registration Rights Agreement dated March 12, 2015 between registrant and Stamatis Tsantanis.
8.1	List of Subsidiaries
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.
101
The following financial information from Seanergy Maritime Holding Corp.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2014 and 2013;
(2) Consolidated Statements of Income/(loss) for the years ended December 31, 2014, 2013 and 2012;
(3) Consolidated Statements of Shareholders' (Deficit) / Equity for the years ended December 31, 2014, 2013 and 2012;
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012;
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

(15)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the Commission on October 29, 2010.
(16)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the Commission on February 7, 2011.
(17)	Incorporated herein by reference to the corresponding exhibit filed with our Company's annual report on Form 20-F submitted to the Commission on March 31, 2011.
(18)	Incorporated herein by reference to the corresponding exhibit filed with a Schedule 13D/A relating to our Company submitted to the Commission on March 18, 2012
(19)	Incorporated herein by reference to the corresponding exhibit filed with our Company's annual report on Form 20-F submitted to the Commission on March 19, 2012.
(20)	Incorporated herein by reference to the corresponding exhibit filed with our Company's annual report on Form 20-F submitted to the Commission on April 26, 2013.
(21)	Incorporated herein by reference to the corresponding exhibit filed with a Schedule 13D/A relating to our Company submitted to the Commission on September 12, 2014.
(22)	Incorporated herein by reference to the corresponding exhibit filed with a Schedule 13D relating to our Company submitted to the Commission on March 12, 2015.
(23)	Incorporated herein by reference to the corresponding exhibit filed with our Company's annual report on Form 20-F submitted to the Commission on April 18, 2014.
(24)	Incorporated herein by reference to the Schedule 13D/A relating to our Company submitted to the Commission on April 13, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatis Tsantanis
Name:	Stamatis Tsantanis
Title:	Chairman & Chief Executive Officer

Date: April 21, 2015

Seanergy Maritime Holdings Corp.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Seanergy Maritime Holdings Corp.

We have audited the accompanying consolidated balance sheets of Seanergy Maritime Holdings Corp.  as of December 31, 2014 and 2013, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seanergy Maritime Holdings Corp. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1d to the consolidated financial statements, following the disposal of the Company's entire fleet in early 2014 in the context of its restructuring plan, the Company was unable to generate sufficient cash flow to meet its obligations and sustain its continuing operations that raise substantial doubt about the Company's ability to continue as a going concern. Note 1d describes management's plans to address this issue. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
April 21, 2015
Athens, Greece

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2014 and 2013
 (In thousands of US Dollars, except for share data, unless otherwise stated)

	Notes	2014	2013
ASSETS
Current assets:
Cash and cash equivalents		2,873	3,075
Accounts receivable trade, net		30	1,256
Inventories	5	-	913
Other current assets	6	304	965
Vessels held for sale	7, 10	-	60,141
Total current assets		3,207	66,350

Fixed assets:
Office equipment, net		61	-
Total fixed assets		61	-

TOTAL ASSETS		3,268	66,350

LIABILITIES AND EQUITY
LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt	8	-	134,911
Trade accounts and other payables	9	264	2,148
Due to related parties	4	105	9,049
Accrued expenses		223	1,252
Accrued interest		-	9,480
Deferred revenue		-	205
Total current liabilities		592	157,045
Total liabilities		592	157,045

Commitments and contingencies	11	-	-

STOCKHOLDERS EQUITY
Seanergy shareholders' equity
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2014 and 2013; 19,889,271 and 11,959,271 shares issued and outstanding as at December 31, 2014 and 2013, respectively	12	2	1
Additional paid-in capital		307,557	294,535
Accumulated deficit		(304,883)	(385,231)
Total Stockholders' equity		2,676	(90,695)
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		3,268	66,350

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Income / (Loss)
For the years ended December 31, 2014, 2013 and 2012
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Notes	2014	2013	2012
Revenues:
Vessel revenue - related party	3	-	-	8,221
Vessel revenue		2,075	23,838	49,026
Commissions – related party	3	-	-	(298)
Commissions		(65)	(759)	(1,333)
Vessel revenue, net		2,010	23,079	55,616
Expenses:
Direct voyage expenses	13	(1,274)	(8,035)	(13,587)
Vessel operating expenses	13	(1,006)	(11,086)	(26,983)
Voyage expenses - related party	3	(24)	(313)	(532)
Management fees - related party	3	(122)	(743)	(1,625)
Management fees		-	(194)	(588)
General and administration expenses	14	(2,987)	(3,966)	(6,337)
General and administration expenses - related party	3	(309)	(412)	(402)
Loss on bad debts		(38)	-	(327)
Amortization of deferred dry-docking costs		-	(232)	(3,648)
Depreciation		(3)	(982)	(15,606)
Loss on sale of vessels		-	-	(15,590)
Impairment loss for vessels and deferred charges	7	-	(3,564)	(147,143)
Impairment loss for goodwill		-	-	(4,365)
Gain on disposal of subsidiaries	1	-	25,719	-
Gain on restructuring	1	85,563	-	-
Operating income / (loss)		81,810	19,271	(181,117)
Other income / (expense), net:
Interest and finance costs	15	(1,463)	(8,389)	(12,480)
Interest income		14	13	59
Loss on interest rate swaps	10	-	(8)	(189)
Foreign currency exchange gains (losses), net		(13)	19	(43)
		(1,462)	(8,365)	(12,653)
Income / (loss) before taxes		80,348	10,906	(193,770)
Income tax benefit		-	1	2
Net income / (loss)		80,348	10,907	(193,768)
Net income / (loss) per common share
Basic and diluted	16	6.01	0.91	(16.74)
Weighted average common shares outstanding
Basic	16	13,364,723	11,958,140	11,576,576
Diluted		13,364,750	11,959,276	11,576,576

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Stockholders Equity
For the years ended December 31, 2014, 2013 and 2012
 (In thousands of US Dollars, except for share data, unless otherwise stated)

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total stockholders' equity / (deficit)

Balance, January 1, 2012	7,317,662	1	279,292	(202,370)	76,923
Issuance of common stock (Note 3b)	4,641,620	-	10,000	-	10,000
Stock based compensation (Note 17)	-	-	15	-	15
Sale of subsidiary to entity under common control (Note 1a)	-	-	5,213	-	5,213
Net loss for the year ended December 31, 2012	-	-	-	(193,768)	(193,768)
Balance, December 31, 2012	11,959,282	1	294,520	(396,138)	(101,617)
Cancellation of equity incentive plan shares	(11)	-	-	-	-
Stock based compensation (Note 17)	-	-	15	-	15
Net income for the year ended December 31, 2013	-	-	-	10,907	10,907
Balance, December 31, 2013	11,959,271	1	294,535	(385,231)	(90,695)
Related parties liabilities released (Note 3a)	-	-	9,819	-	9,819
Issuance of common stock (Note 3b)	7,930,000	1	3,203	-	3,204
Net income for the year ended December 31, 2014	-	-	-	80,348	80,348
Balance, December 31, 2014	19,889,271	2	307,557	(304,883)	2,676

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2014, 2013 and 2012
 (In thousands of US Dollars)

	2014	2013	2012
Cash flows from operating activities:
Net income / (loss)	80,348	10,907	(193,768)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	3	982	15,606
Amortization of deferred finance charges	-	1,090	466
Amortization of deferred dry-docking costs	-	232	3,648
Payments for dry-docking	(225)	(750)	(1,607)
Change in fair value of financial instruments	-	8	(2,038)
Stock based compensation	-	15	15
Loss on sale of vessels	-	-	15,590
Loss on bad debt	38	-	327
Impairment of vessels and deferred charges	-	3,564	147,143
Impairment of goodwill	-	-	4,365
Gain on disposal of subsidiaries	-	(25,719)	-
Gain on restructuring	(85,563)	-	-
Changes in operating assets and liabilities:
Due from related parties	-	-	405
Inventories	61	(1,005)	1,152
Accounts receivable trade, net	1,188	1,025	(1,193)
Other current assets	661	1,113	(2,013)
Other non-current assets	-	141	36
Trade accounts and other payables	(1,884)	(658)	2,291
Accrued expenses	(805)	68	486
Due to related parties	875	2,914	10,205
Accrued interest	(9,350)	6,788	1,948
Deferred revenue – related party	-	-	(142)
Deferred revenue	(205)	315	(504)
Net cash (used in) / provided by operating activities	(14,858)	1,030	2,418
Cash flows from investing activities:
Net proceeds from sale of vessels	105,959	3,998	58,933
Cash disposed of upon disposal of subsidiaries	-	(2,005)	(3,531)
Cash paid at subsidiary disposal	-	(1,000)	-
Additions to office furniture & equipment	(64)	-	-
Net cash provided by investing activities	105,895	993	55,402
Cash flows from financing activities:
Net proceeds from issuance of common stock	3,204	-	10,000
Repayments of long term debt	(94,443)	(5,246)	(98,816)
Restricted cash released	-	2,000	17,560
Net cash used in financing activities	(91,239)	(3,246)	(71,256)
Net decrease in cash and cash equivalents	(202)	(1,223)	(13,436)
Cash and cash equivalents at beginning of period	3,075	4,298	17,734
Cash and cash equivalents at end of period	2,873	3,075	4,298
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	10,557	-	9,481

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

b.	Disposal of Vessels:

On March 11, 2014, the Company closed on its delivery and settlement agreement with its remaining lender, Piraeus Bank, for the sale of its four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan facilities. The Company provided a corporate guarantee for these facilities. The four vessels were the dry bulk carriers Bremen Max, Hamburg Max, Davakis G. and Delos Ranger. In exchange for the sale, approximately $145,597 of outstanding debt and accrued interest were discharged and the Company's guarantee was fully released.

The Company recognized a gain from the sale of the four remaining vessels under the facility agreements with Piraeus Bank, of $85,563 or $6.40 per share (basic and diluted).

c.	Vessels Acquisitions:

On December 23, 2014 the Company entered into an agreement for the purchase of a second hand Capesize vessel for a gross purchase price of $17,300. The acquisition was funded by secured senior bank debt, as well as financing by one of the Company's major shareholders. The transaction was approved by the Board of Directors. The vessel was delivered on March 19, 2015 (Note 18 b&e).

d.	Going Concern:

Over the three years ended December 31, 2013 the Company had experienced significant losses, severe deterioration of its cash flow generating ability and reduction in cash and cash equivalents, which in turn affected, its ability to satisfy its obligations as they fell due. The Company, as of December 31, 2013 continued to be in breach of certain terms and covenants of the loan facility with its remaining lender, and had a working capital deficit and an accumulated deficit. Following the disposal of its entire fleet in early 2014 in the context of its restructuring plan (Note 1b), the Company was unable to generate sufficient cash flow to meet its obligations and sustain its continuing operations. These conditions raised substantial doubt about the Company's ability to continue as a going concern.

On April 24, 2014, the Company entered into an agreement for the contribution of four Capesize vessels by entities affiliated with certain members of the Restis family, in exchange for newly issued shares of the Company's common stock. Continued discussions could lead to changes in the transaction which remains subject to certain conditions and sellers' third party consents. The transaction has been extended to be completed by June 30, 2015 (Note 18c).

On December 23, 2014, the Company entered into an agreement with an unaffiliated third party for the purchase of a second hand Capesize vessel ( the 171,199 DWT M/V Leadership), executing under its business plan, that is to grow the fleet on a sustainable basis, after the financial restructuring discussed above. The Company took delivery of the vessel on March 19, 2015. The acquisition of the vessel was financed by (i) a shareholder's convertible note of $4,000 dated March 12, 2015 by a company affiliated with one of the Company's major shareholders, (ii) by $8,750 loan agreement with Alpha Bank A.E., or Alpha Bank, dated March 6, 2015 and (iii) by an equity injection of $4,500 on March 16, 2015 by a company affiliated with one of the Company's major shareholders in exchange for the issuance of 25,000,500 newly issuance shares of common stock.

As charter rates for bulkers have experienced a high degree of volatility, the newly acquired vessel will probably be employed for the first months of its operation at charter rates that may not be sufficient to cover its operating expenses. Currently, there can be no assurance as to whether the charter rates will improve within a short period of time and to what extent, and accordingly if the cash existing at the balance sheet date and expected to be generated from the vessel's operation will be sufficient to cover the Company's working capital needs for a reasonable period of time.

Seanergy Maritime Holdings Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

On January 28, 2015 the Company received a written notification from The Nasdaq Stock Market, indicating that the closing bid price of the Company's common stock for 30 consecutive business days, from December 12, 2014 to January 27, 2015, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market. The Company has 180 days to regain compliance and meet all other listing standards and requirements. The Company has announced that currently is considering its options, including a reverse stock split.

While the Company continues to use its best efforts to execute under its plan, there can be no assurance that this plan will be successfully completed.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, they do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

e.	Subsidiaries in Consolidation:

Seanergy's subsidiaries included in these consolidated financial statements as of December 31, 2014 are as follows:

Company	Country of Incorporation	Date of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal	Financed by
Seanergy Management Corp.(1) (3)	Marshall Islands	May 9, 2008	N/A	N/A	N/A	N/A
Seanergy Shipmanagement Corp. (1)	Marshall Islands	September 16, 2014	N/A	N/A	N/A	N/A
Sea Glorius Shipping Co. (1)	Marshall Islands	September 16, 2014	N/A	N/A	N/A	N/A
Sea Genius Shipping Co. (1)	Marshall Islands	September 16, 2014	N/A	N/A	N/A	N/A
Sea Furious Shipping Co. (1)	Marshall Islands	September 16, 2014	N/A	N/A	N/A	N/A
Sea Olympius Shipping Co. (1)	Marshall Islands	September 16, 2014	N/A	N/A	N/A	N/A
Amazons Management Inc.(1)	Marshall Islands	April 21, 2008	Davakis G.	August 28, 2008	March 6, 2014	Piraeus Bank
Lagoon Shipholding Ltd.(1)	Marshall Islands	April 21, 2008	Delos Ranger	August 28, 2008	March 11, 2014	Piraeus Bank
Cynthera Navigation Ltd.(1)	Marshall Islands	March 18, 2008	African Oryx	August 28, 2008	April 10, 2013	Piraeus Bank
Martinique International Corp.(1)	British Virgin Islands	May 14, 2008	Bremen Max	September 11, 2008	March 7, 2014	Piraeus Bank
Harbour Business International Corp.(1)	British Virgin Islands	April 1, 2008	Hamburg Max	September 25, 2008	March 10, 2014	Piraeus Bank
Waldeck Maritime Co.(1)	Marshall Islands	April 21, 2008	African Zebra	September 25, 2008	February 15, 2012	Piraeus Bank
Maritime Capital Shipping Limited (1)	Bermuda	April 30, 2007	N/A	May 21, 2010	N/A	N/A
Maritime Capital Shipping (HK) Limited (3)	Hong Kong	June 16, 2006	N/A	May 21, 2010	N/A	N/A
Maritime Glory Shipping Limited (2)	British Virgin Islands	April 8, 2008	Clipper Glory	May 21, 2010	December 4, 2012	HSBC
Maritime Grace Shipping Limited (2)	British Virgin Islands	April 8, 2008	Clipper Grace	May 21, 2010	October 15, 2012	HSBC
Atlantic Grace Shipping Limited (4)	British Virgin Islands	October 9, 2007	N/A	May 21, 2010	N/A

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
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. Customers individually accounting for more than 10% of the Company's voyage revenues during the years ended December 31, 2014, 2013 and 2012 were:
Customer	2014	2013	2012
A	59%	18%	-
B	29%	-	-
C	-	16%	-
D	-	12%	19%
E	-	10%	-
F	-	-	14%
G*	-	-	14%
Total	88%	56%	47%
* Customer G is a related party.

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

Accounts receivable trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2014 and 2013 amounted to $13 and $302, respectively.

(g)	Inventories

Inventories consist of lubricants and bunkers which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

(h)	Insurance Claims

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses and for legal fees covered by directors' and officers' liability insurance. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, the claim is not subject to litigation and the Company can make an estimate of the amount to be reimbursed. The classification of the insurance claims into current and non-current assets is based on management's expectations as to their collection dates.

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

The Company recorded net impairment loss of $NIL, $3,564 and $147,143 for the years ended December 31, 2014, 2013 and 2012, respectively (Note 7).

(m)	Office equipment, net

Equipment consists of computer software and hardware. The useful life of the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.

(n)	Goodwill

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

The Company had one reporting unit and tested its goodwill for potential impairment, and concluded that indication of impairment existed as of September 30, 2012. The fair value for goodwill impairment test was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances and using the market capitalization approach. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the median of the trailing 10-year historical charter rates available for each type of vessel). The weighted average cost of capital used was 7.42% for the nine month period ended September 30, 2012. As a result, an impairment loss for goodwill of $NIL, $NIL and $4,365 was recorded, for the years ended December 31, 2014, 2013 and 2012, respectively.

(o)	Dry-Docking and Special Survey Costs

The Company follows the deferral method of accounting for dry-docking costs and special survey costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the expected date of the next dry-docking which is scheduled to become due in 2 to 3 years. Dry-docking costs which are not fully amortized by the next dry-docking period are expensed.

(p)	Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties, environmental and remediation obligations and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

(q)	Revenue Recognition

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

Revenue earned from related parties is included in Vessel revenue – related party.

Deferred revenue represents cash received prior to the balance sheet date and is related to revenue applicable to periods after such date.

(r)	Commissions

Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions to third parties are included in Commissions. Brokerage commissions to related parties are included in Voyage expenses – related party. Brokerage commissions to third parties are included in Direct voyage expenses.

Seanergy Maritime Holdings Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

(s)	Vessel Voyage Expenses

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

(u)	Financing Costs

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

Seanergy Management Corp. ("Seanergy Management"), the Company's management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros during 2012-2015 according to a new tax bill passed in 2013 under the laws of the Republic of Greece. The new tax bill was retroactive to 2012. The contribution to be paid in 2015 by Seanergy Management for 2014 is estimated at approximately $61.

Additionally, effective January 1, 2013 onwards, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Republic of Greece. The Company's vessels' technical management company, Enterprises Shipping and Trading, S.A. ("EST"), an affiliate, is responsible for the filing and payment of the respective tonnage tax on behalf of Seanergy. The tonnage tax is recorded within Vessel operating expenses in the consolidated statement of comprehensive income/(loss).

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

Seanergy Maritime Holdings Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

The Company and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2014, 2013 and 2012 taxable years, and the Company takes this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond the Company's control that could cause it to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on its United States source income such as if, for a particular taxable year, other shareholders with a five percent or greater interest in the Company's stock were, in combination with the Company's existing 5% shareholders, to own 50% or more of the Company's outstanding shares of its stock on more than half the days during the taxable year.

The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. The Company has assessed that it satisfies the Publicly-Traded Test and all of its United States source shipping income is exempt from U.S. federal income tax for the years ended December 31, 2014, 2013 and 2012. Based on its U.S. source Shipping Income for 2014, 2013 and 2012, the Company would be subject to U.S. federal income tax of approximately $NIL, $25 and $85, respectively, in the absence of an exemption under Section 883.

(w)	Stock-based Compensation

Stock-based compensation represents vested and non-vested common stock granted to directors and employees for their services. The Company calculates stock-based compensation expense for the award based on its fair value on the grant date and recognizes it on a straight-line basis over the vesting period.

(x)	Earnings (Losses) per Share

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

(y)	Segment Reporting

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

(z)	Financial Instruments

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

(aa) Fair Value Measurements

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

(ab) Troubled Debt Restructurings

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

(ac) Recent Accounting Pronouncements

In April 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-08 "Presentation of Financial Statements and Property, Plant and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. Early adoption is permitted but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance.

In May 2014, the FASB issued No. ASU 2014-09 "Revenue from Contracts with Customers" clarifying the method used to determine the timing and requirements for revenue recognition on the statements of comprehensive income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted.

In August 2014, the FASB issued ASU No. 2014-15 "Presentation of Financial Statements—Going Concern: Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. The new accounting guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

In January 2015, the FASB issued ASU No. 2015-01 "Income Statement—Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items". The concept of extraordinary items is removed and instead items that are both unusual in nature and infrequently occurring should be presented within income from continuing operations or disclosed in notes to financial statements because those items satisfy the conditions for an item that is unusual in nature or infrequently occurring. The new accounting guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early application is permitted. Companies have the option to apply the amendments of ASU No. 2015-01 either prospectively or retrospectively.

Seanergy Maritime Holdings Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

3.	Transactions with Related Parties:

a.            Release from related parties liabilities:

On March 5, 2014, the Company entered into an agreement with EST and Safbulk Pty Ltd ("Safbulk Pty"), an affiliate, in exchange of a full and complete release of all their claims upon the completion of the delivery of the last four remaining vessels and settlement agreement with Piraeus Bank.  The transaction was completed successfully on March 11, 2014 and total liabilities amounting to approximately $9,819 were released.

b.             Equity Injection:

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

On June 24, 2014, the Company had entered into a share purchase agreement under which the Company sold 1,890,000 of its common shares to Plaza Shipholding Corp. and Comet Shipholding Inc., companies affiliated with certain members of the Restis family, for $1,134. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining the Company's net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange and with an additional option value to existing shareholders upon the consummation of the Asset Contribution calculated from the Black-Scholes options pricing model. On June 27, 2014, the Company completed the equity injection plan with the two abovementioned entities. The shares to the two entities were issued on June 27, 2014.

On September 29, 2014, the Company had entered into a share purchase agreement under which the Company sold 1,600,000 of its common shares to Plaza Shipholding Corp. and Comet Shipholding Inc., companies affiliated with certain members of the Restis family, for $960. The Company's Board of Directors obtained an updated fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining the Company's net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange and with an additional option value to existing shareholders upon the consummation of the Asset Contribution calculated from the Black-Scholes options pricing model.  On September 30, 2014, the Company completed the equity injection plan with the two abovementioned entities. The shares to the two entities were issued on September 30, 2014.

On December 19, 2014, the Company had entered into a share purchase agreement under which the Company sold 4,440,000 of its common shares to Jelco Delta Holding Corp., or Jelco, a company affiliated with one member of the Restis family, for $1,110. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining the Company's net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange. On December 30, 2014, the Company completed the equity injection plan with the abovementioned entity. The shares to the entity were issued on December 30, 2014.

c.            Technical Management Agreement:

A management agreement was signed between the Company and EST for the provision of technical management services relating to certain vessels previously owned by Seanergy. The fixed daily fee per vessel for the years ended December 31, 2014, 2013 and 2012, was $0.45. The technical management agreement was automatically terminated with the sale of Seanergy's fleet and EST has released the Company from all its claims relating thereto.

The related expense for the years ended December 31, 2014, 2013 and 2012, amounted to $122, $743 and $1,625, respectively, and is included under management fees - related party.

Seanergy Maritime Holdings Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

d.            Brokerage Agreement:

Under the terms of the brokerage agreements, Safbulk Pty and Safbulk Maritime S.A., also affiliates, together referred to as "Safbulk," provided commercial brokerage services for certain vessels previously owned under the Company's fleet in accordance with the instructions of Seanergy Management. Safbulk was entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts were collected. The brokerage agreements were automatically terminated with the sale of Seanergy's fleet and Safbulk has released the Company from all its claims relating thereto.

The fees charged by Safbulk amounted to $24, $313 and $532 for the years ended December 31, 2014, 2013 and 2012, respectively, and are separately reflected as voyage expenses — related party.

In addition, Safbulk charged the Company commission for services provided in connection to the disposal of the vessels amounting to $40 and $392 for the years ended December 31, 2013 and 2012, respectively, and are included in loss on sale of vessels.

e.            Charter Agreements:

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

During the years ended December 31, 2014, 2013 and 2012, revenue from related parties amounted to $NIL, $NIL and $8,221, respectively, and is shown net of off-hire expenses of $NIL, $NIL and $261, respectively.

The address commissions amounted to $NIL, $NIL and $298 for the years ended December 31, 2014, 2013 and 2012, respectively, and is recorded under commissions - related party in the accompanying consolidated statement of income/(loss). BET was sold on December 30, 2012 (Note 1a).

f.             Property Lease Agreement:

On November 17, 2008, a lease agreement was entered into with Waterfront S.A., a company affiliated with a member of the Restis family, for the lease of Seanergy's executive offices. The initial lease term was from November 17, 2008 to November 16, 2011. On January 1, 2012, Seanergy exercised its option to extend the term until February 28, 2014, and the lease was further silently extended. On June 1, 2014, it was agreed that the monthly lease payment be extended until September 30, 2014 and on October 1, 2014, it was further agreed that the monthly lease payment be extended until December 31, 2014. In 2015, the lease payment was further agreed to be extended up to March 15, 2015, at which point the Company relocated its executive offices to premises owned by an unaffiliated third party.  As of January 1, 2012, the monthly lease payment was amended to EUR 25, as of June 1, 2014, the monthly lease payment was amended to EUR 15, and as of January 1, 2015, the monthly lease payment was amended to EUR 25. A three month rent guarantee of $55 and $103 as of December 31, 2014 and 2013, respectively, is included in other current assets at December 31, 2014 and 2013.

The rent charged by Waterfront S.A. for the years ended December 31, 2014, 2013 and 2012, amounted to $309, $412 and $402, respectively, and is included under general and administration expenses - related party.

Seanergy Maritime Holdings Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

4.	Due from / Due to Related Parties:

As of December 31, 2014, due to related parties of $105 consists of liabilities of $105 to Waterfront S.A. for common expenses for the leasehold property. As of December 31, 2013, due to related parties of $9,049 consists of liabilities of $8,313 to EST for working capital purposes, liabilities of $135 to Waterfront S.A. for common expenses for the leasehold property, and liabilities of $601 to Safbulk for commissions.

5.	Inventories:

Inventories in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2014	December 31, 2013
Lubricants	-	266
Bunkers	-	647
Total	-	913

6.	Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2014	December 31, 2013
Prepaid expenses	78	441
Insurance claims	22	134
Other	204	390
Total	304	965

Seanergy Maritime Holdings Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

7.	Vessels Held for Sale:

The Vessels Held for Sale amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2014	December 31, 2013
Cost:
Beginning balance	109,178	55,647
- Transfers from vessels	-	101,222
- Transfers from deferred charges	-	956
- Remeasurement	-	8,000
- Disposals	(109,178)	(56,647)
Ending balance	-	109,178

Accumulated depreciation:
Beginning balance	(49,037)	(15,897)
- Additions	-	(49,037)
- Disposals	49,037	15,897
Ending balance	-	(49,037)

Net book value	-	60,141

Vessel Disposals:
During the year ended December 31, 2013, eight vessels were disposed. Seven vessels financed by the DVB and UOB loan facilities were disposed as a result of the sale of their vessel owning companies (Note 1a). The eighth vessel, African Oryx, was sold on April 10, 2013. During the year ended December 31, 2014, the Company sold its four remaining vessels which were financed by Piraeus Bank (Note 1b).

Seanergy Maritime Holdings Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Net Impairment Loss:
During the year ended December 31, 2013, the Company recorded an impairment loss of $867 for the vessel African Oryx that was sold on April 10, 2013 and $10,697 for the vessels Davakis G. and Delos Ranger, which were measured at their fair values, upon classification of the vessels financed by the Piraeus Bank loan facilities to current assets as of June 30, 2013, as per the Company's restructuring plan (Note 1b). This was partially offset with the impairment re measurement of $1,000 relating to the UOB vessels, as discussed above, and the impairment re measurement $7,000 of Davakis G. and Delos Ranger as of December 31, 2013. The impairment loss was measured as the amount by which the carrying amount of the vessel exceeded its fair value less cost to sell, which was determined using the valuation derived from market data available at December 31, 2013.

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

8.	Long-Term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2014	December 31, 2013
Piraeus Bank reducing revolving credit facility	-	40,929
Piraeus Bank term facility	-	93,982
Total	-	134,911
Less - current portion	-	(134,911)
Long-term portion	-	-

A long term debt (the "Facility") of up to $255,000 had been provided by Piraeus Bank , the special successor of former Cyprus Popular Bank Public Co Ltd ("CPB"), formerly known as Marfin Popular Bank Public Co Ltd, successor by way of cross-border merger of Marfin Egnatia Bank Societe Anonyme, or Piraeus Bank, being available in two facilities as described below. The Facility was guaranteed by Seanergy, as corporate guarantor. An arrangement fee of $2,550 was paid on the draw-down date. The Company had utilized $48,000 of an available reducing revolving credit facility that was provided to partly finance the vessels described below and to provide corporate liquidity and $165,000 of an amortizing term facility to partly finance the below vessels aggregate acquisition costs.

On February 12, 2014, the Company entered into a delivery and settlement agreement with Piraeus Bank for the sale of its four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan facilities. The four vessels were the dry bulk carriers Bremen Max, Hamburg Max, Davakis G. and Delos Ranger. On March 11, 2014, the Company closed on the delivery and settlement agreement with Piraeus Bank to unwind its final credit facility. The Company has sold its four remaining vessels to a nominee of the lender in full satisfaction of the underlying loan. In exchange for the sale, approximately $44,369 and $101,228 of outstanding debt and accrued interest under the Revolving Facility and the Term Facility, respectively, were discharged and the Company's guarantee was fully released.

9.	Trade Accounts and Other Payables:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2014	December 31, 2013
Creditors	184	1,631
Insurances	3	161
Other	77	356
Total	264	2,148

10.	Financial Instruments:

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

Fair Value of Financial Instruments

The fair values of the financial instruments shown in the consolidated balance sheets as of December 31, 2014 and 2013 represent management's best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, accounts receivable trade, net, trade accounts and other payables, due to related parties, accrued expenses, and accrued interest: the carrying amounts approximate fair value because of the short maturity of these instruments.

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
Level 2:  Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3:  Unobservable inputs that are not corroborated by market data.

The Company's items that are measured at fair value on a non-recurring basis at December 31, 2013 were:

	Level 1	Level 2	Level 3	Total
Vessels held for sale (1)	-	-	48,000	48,000
	-	-	48,000	48,000

(1)	The Company compared the carrying values of the vessels which were classified as held for sale in the accompanying consolidated balance sheet for the years ended December 31, 2013 (Note 7), with their estimated fair market values less costs to sell and recognized an impairment loss of $3,564 (including re measurement of $8,000) in the accompanying consolidated statement of income.

The effect of financial instruments on the consolidated statement of income/(loss) for the years ended December 31, 2014, 2013 and 2012 are:

Derivatives not designated as hedging instruments	Location of loss recognized	Amount of loss
		2014	2013	2012
Interest rate swaps	Loss on interest rate swaps	-	(8)	(189)

11.	Commitments and Contingencies:

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

Rental expense for the years ended December 31, 2014, 2013 and 2012 was $350, $499 and $514, respectively (Note 3f). Fixed future minimum rent commitments as of December 31, 2014, based on a Euro/U.S. dollar exchange rate of €1.00:$1.2141 and on a U.S. dollar/Hong Kong dollar exchange rate of $1.00:HK$7.7564, were as follows:

Year ending December 31,
2015	38
Total	38

12.	Capital Structure:

(a)  Common Stock

On June 24, 2014, the Company entered into a registration rights agreement in connection with the share purchase agreement under which the Company sold 1,890,000 of its common shares to Plaza Shipholding Corp. and Comet Shipholding Inc., companies affiliated with the Restis family, for $1,134 (Note 3b).

On September 29, 2014, the Company entered into a registration rights agreement in connection with the share purchase agreement under which the Company sold 1,600,000 of its common shares to Plaza Shipholding Corp. and Comet Shipholding Inc., companies affiliated with the Restis family, for $960 (Note 3b).

On December 19, 2014, the Company entered into a share purchase agreement under which the Company sold 4,440,000 of its common shares to Jelco, for $1,110. On December 30, 2014, the Company completed the equity injection plan with the abovementioned entity. The shares to the entity were issued on December 30, 2014 (Note 3b).

(b) Warrants and Unit Purchase Option

In connection with the public offering of January 28, 2010, the Company granted 1,041,667 warrants with an exercise price of $19.80 each on February 3, 2010 and on March 19, 2010, Seanergy granted 97,250 additional warrants. The fair value of these warrants amounted to $1,053. The warrants were exercisable beginning on August 3, 2010 and expire on January 28, 2015. No expenses were recorded in connection with these warrants which were classified in equity.

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

As of December 31, 2014 and 2013, the Company had outstanding underwriters' warrants exercisable to purchase an aggregate of approximately 75,927 shares of Seanergy's common stock.

(c) Preferred Stock

As of December 31, 2014 and 2013, no shares of preferred stock have been issued.

(d) Dividends

The declaration and payment of any dividend is subject to the discretion of Seanergy's board of directors and is dependent upon its earnings, financial condition, cash requirements and availability and restrictions in any applicable loan agreements. No dividends were declared for the years ended December 31, 2014, 2013 and 2012.

13.	Direct Voyage Expenses and Vessel Operating Expenses:

Direct voyage expenses are analyzed as follows:

		Year ended December 31
	2014	2013	2012
Bunkers	1,087	6,563	10,736
Port expenses	123	888	1,609
Commissions	1	243	266
Other	63	341	976
Total	1,274	8,035	13,587

Vessel operating expenses are analyzed as follows:

		Year ended December 31
	2014	2013	2012
Crew wages and related costs	700	5,624	13,670
Chemicals and lubricants	72	862	2,831
Repairs and maintenance	65	2,594	6,592
Insurance	169	1,233	2,791
Miscellaneous expenses	-	773	1,099
Total	1,006	11,086	26,983

Seanergy Maritime Holdings Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

14.	General and Administration Expenses:

General and administrative expenses are analyzed as follows:

	Year ended December 31

	2014	2013	2012
Auditors' and accountants' fees	176	263	712
Professional services	502	968	2,142
Salaries, BOD remuneration and other compensation	1,594	1,993	2,210
Directors and Officers Insurance	124	133	137
Other	591	609	1,136
Total	2,987	3,966	6,337

Other general and administration expenses are analyzed as follows:

	Year ended December 31
	2014	2013	2012
Seanergy's executive office expenses	71	96	136
MCS office rent	40	86	112
Travel and transportation	90	128	132
Subscriptions	23	52	94
Other	367	247	662
Total	591	609	1,136

Seanergy Maritime Holdings Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

15.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	Year ended December 31
	2014	2013	2012
Interest on long-term debt	811	5,075	9,602
Interest on revolving credit facility	396	2,144	2,252
Amortization of debt issuance costs	-	1,090	466
Arrangement fees on undrawn facilities	246	-	-
Other	10	80	160
Total	1,463	8,389	12,480

16.	Earnings per Share:

The calculation of net earnings per common share is summarized below:

	For the years ended December 31
	2014	2013	2012
Basic:
Net income / (loss)	80,348	10,907	(193,768)

Weighted average common shares outstanding – basic	13,364,723	11,958,140	11,576,576
Net income / (loss) per common share – basic	$6.01	$0.91	$(16.74)

Diluted:
Net income / (loss)	80,348	10,907	(193,768)

Weighted average common shares outstanding – basic	13,364,723	11,958,140	11,576,576
Non-vested equity incentive shares	27	1,136	-
Weighted average common shares outstanding – diluted	13,364,750	11,959,276	11,576,576

Net income / (loss) per common share – diluted	$6.01	$0.91	$(16.74)

Non-vested shares issued under the Equity Incentive Plan (Note 17) of 2,218 are excluded from the diluted EPS calculation for the years ended December 31, 2012, due to their anti-dilutive effect.

As of December 31, 2014, 2013 and 2012, all outstanding warrants to acquire 1,138,917, 1,138,917 and 1,138,917 shares of common stock, respectively, were anti-dilutive.

Seanergy Maritime Holdings Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

Thus, as of December 31, 2014, 2013 and 2012, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:
	2014	2013	2012
Private warrants	1,138,917	1,138,917	1,138,917
Non-vested shares	-	-	2,218
Total	1,138,917	1,138,917	1,141,135

17.	Equity Incentive Plan:

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

The amortization of stock based compensation for the years ended December 31, 2014, 2013 and 2012 amounted to $NIL, $15 and $15, respectively and is recorded in general and administrative expenses (Note 14).

18.	Subsequent Events:

The Company has evaluated subsequent events that occurred after the balance sheet date but before the issuance of these consolidated financial statements and, where it was deemed necessary, appropriate disclosures have been made.

a)
On January 1, 2015, the lease of Seanergy's executive offices was extended for one month up to January 31, 2015, at a monthly lease payment of EUR 25. On February 1, 2015, the lease of Seanergy's executive offices was further extended for one month up to February 28, 2015, at a monthly lease payment of EUR 25. On March 13, 2015, the lease of Seanergy's executive offices was further extended up to March 15, 2015, at a lease payment of EUR 12.5, at which point the Company relocated its executive offices to premises owned by an unaffiliated third party.

b)
On January 2, 2015, the Company paid $1,730 as a deposit for the purchase of the second hand Capesize vessel as per agreement dated December 23, 2014, for a gross purchase price of $17,300 (Note 1c). On March 19, 2015, the Company acquired the 2001 Capesize, 171,199 DWT vessel M/V Leadership from an unaffiliated third party. The acquisition of the vessel was financed by (i) a shareholder's convertible note of $4,000 dated March 12, 2015 by Jelco, (ii) by $8,750 loan agreement with Alpha Bank, dated March 6, 2015 and (iii) by an equity injection of $4,500 on March 16, 2015 by Jelco in exchange for the issuance of 25,000,500 newly issuance shares of common stock. The convertible note is repayable in ten consecutive semi-annual installments of $200, along with a balloon installment of $2,000 payable on the final maturity date. The note bears interest of Libor plus a margin of 5% with quarterly interest payments. At Jelco's option, the Company's obligation to repay the principal amount under the convertible note may be paid in common shares at a conversion price of $0.18 per share. The Company has the right to defer up to three consecutive installments to the balloon installment. The Alpha Bank loan is repayable in twenty consecutive quarterly installments, the first four installments being $200 each and the next sixteen quarterly installments being $250 each, along with a balloon installment of $3,950 payable on the final maturity date. The loan bears interest of Libor plus a margin of 3.75% with quarterly interest payments. On March 12, 2015, the Company had entered into a share purchase agreement under which the Company sold 25,000,500 of its common shares to Jelco for $4,500. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining the Company's net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange. On March 16, 2015, the Company completed the equity injection plan with the abovementioned entity. The shares to the entity were issued on March 16, 2015.

c)
On January 15, 2015, the Company announced that the closing of the previously announced agreement for the contribution of four Capesize vessels to Seanergy has been extended to June 30, 2015. The Company also announced that continued discussions could lead to changes in the transaction which remains subject to certain conditions and sellers' third party consents.

Seanergy Maritime Holdings Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

d)
On January 28, 2015, the Company received written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company's common stock for 30 consecutive business days, from December 12, 2014 to January 27, 2015, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until July 27, 2015. The Company intends to monitor the closing bid price of its common stock between now and July 27, 2015 and is considering its options, including a reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period and it meets all other listing standards and requirements, the Company may be eligible for additional 180-day grace period. The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company's common stock will continue to be listed and trade on the Nasdaq Capital Market. The Company's business operations are not affected by the receipt of the notification.

e)
As of February 2, 2015, by virtue of a proxy granted to Claudia Restis, the beneficial owner of 100% of the capital stock of each of Comet Shipholding Inc. and Jelco, by Plaza Shipholding Corp., Claudia Restis may be deemed to beneficially own 4,271,393 shares of common stock pursuant to which Claudia Restis may be deemed to share the power to vote such shares.

f)
On February 11, 2015, the Company's wholly owned subsidiary Leader Shipping Co., or Leader, signed a management agreement with V.Ships Greece Ltd. for the provision of technical management services relating to the newly acquired vessel M/V Leadership. The monthly fixed management fee is agreed to approximately $11.

g)
On March 2, 2015, the Company's wholly owned subsidiary Seanergy Management Corp. signed a commercial management agreement with Fidelity Marine Inc., or Fidelity, for a minimum period of one year and shall continue thereafter until terminated by either party giving to the other notice in writing. Pursuant to this commercial management agreement, Fidelity will perform the commercial management of the Company's fleet and its employment. The Company shall reimburse Fidelity for all reasonable running and/or out of pocket expenses, including but not limited to, telephone, fax, stationary and printing expenses, as well as any pre-approved travelling expenses in relation to this agreement.

h)
On March 12, 2015, the Company entered into a share purchase agreement under which the Company sold 1,667,000 of its common shares to its Chief Executive Officer, or CEO, for $300. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining the Company's net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange. On March 16, 2015, the Company completed the equity injection plan with the abovementioned entity. The shares to the CEO were issued on March 16, 2015. The funds were contributed for general corporate purposes.

i)
On March 19, 2015, Seanergy Shipmanagement Corp., or Seanergy Shipmanagement, entered into an agreement with Leader, the owner of the M/V Leadership, for the provision of the vessel's insurances, bunkering and operation. Leader shall reimburse Seanergy Shipmanagement for all reasonable running and/or out of pocket expenses in relation to this agreement. The agreement between Leader and Seanergy Shipmanagement is for an indefinite period until terminated by either party giving to the other notice in writing.