Form 20-F/A
period 2014-12-31
Seanergy Maritime Holdings Corp.
filed 2015-04-30
CIK 1448397

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

EXPLANATORY NOTE

This Amendment No. 1 amends our Annual Report on Form 20-F for the year ended December 31, 2014, as filed with the U.S. Securities and Exchange Commission on April 21, 2015 (the "Annual Report") and is being filed solely to include as exhibits the certifications of the Company's Principal Executive Officer and Principal Financial Officer filed as Exhibits 12.1, 12.2, 13.1 and 13.2.  These exhibits were not previously filed.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation (1)
1.2	Second Amended and Restated Bylaws (2)
1.3	Amendment to Amended and Restated Articles of Incorporation (3)
1.4	Second Amendment to Amended and Restated Articles of Incorporation (4)
1.5	Third Amendment to Amended and Restated Articles of Incorporation (5)
1.6	Fourth Amendment to Amended and Restated Articles of Incorporation (6)
2.1	Specimen Common Stock Certificate(7)
2.2	Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (8)
2.3	Unit Purchase Option (8)
2.4	Specimen Unit Certificate (9)
2.5	Form of Underwriters Warrant (10)
4.1	Master Agreement dated as of May 20, 2008 (1)
4.2	Amendment to Master Agreement dated July 25, 2008 (1)
4.4	Form of Convertible Unsecured Promissory Note(1)
4.5	Amendment to Convertible Promissory Note dated August 28, 2009(11)
4.7	Management Agreement dated as of May 20, 2008 (1)
4.8	Amendment No.1 to Management Agreement dated October 1, 2011 (19)
4.17	Share Purchase Agreement dated January 4, 2012 between registrant and United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc.(18)
4.18	Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan (16)
4.19	Loan Agreement dated August 27, 2008 between Seanergy and Piraeus Bank (11)
4.20	Amendment No. 1 to Piraeus Bank Loan Agreement dated September 9, 2009(11)
4.21	Amendment No. 2 to Piraeus Bank Loan Agreement dated November 13, 2009(12)
4.22	Amendment No. 3 to Piraeus Bank Loan Agreement dated June 2, 2010(13)
4.23	Amendment No. 4 to Piraeus Bank Loan Agreement dated January 31, 2012 (19)
4.24	Second Supplement Agreement dated September 30, 2009 relating to and including the Loan Agreement dated June 26, 2007 between BET and Citibank(11)
4.25	Supplemental Letter Agreement dated August 4, 2010 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank (14)
4.26	Third Supplemental Agreement dated December 23, 2010 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank(17)
4.27	Fourth Supplemental Agreement dated March 31, 2011 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank (17)
4.28	Fifth Supplemental Agreement dated February 7, 2012 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank (19)
4.29	Restated Loan Agreement originally dated June 26, 2007 between BET and Citibank (19)
4.30	Loan Agreement dated October 19, 2007 between MCS and DVB(13)
4.31	Loan Agreement dated June 5, 2008 between MCS and HSBC(13)

Exhibit Number	Description
4.32	Supplemental Agreement dated May 20, 2010 relating to the Loan Agreement dated October 19, 2007 between MCS and DVB(13)
4.33	Supplemental Agreement dated May 21, 2010 relating to the Loan Agreement dated June 5, 2008 between MCS and HSBC(13)
4.34	Supplemental Letter and Amended and Restated Agreement dated May 24, 2010 relating to and including the Loan Agreement dated March 6, 2008 between MCS and UOB (17)
4.35	Share Purchase Agreement with I.M.I. Holdings Corp., dated November 9, 2012 and Addendums (20)
4.36	Settlement Agreement with DVB Group Merchant Bank (Asia) Ltd. dated January 25, 2013 (20)
4.37	HSBC Waiver Letter dated September 4, 2012 and Extension Waiver Letter dated October 24, 2012 (20)
4.38	Delivery and Settlement Agreement relating to a term loan facility with Piraeus Bank A.E. (23)
4.39	Settlement Agreement with United Overseas Bank Limited (23)
4.40	Addendum No. 1 to Settlement Agreement with United Overseas Bank Limited (23)
4.41	Memorandum of Agreement with respect to Delos Ranger (23)
4.42	Memorandum of Agreement with respect to Hamburg Max (23)
4.43	Memorandum of Agreement with respect to Davakis G (23)
4.44	Memorandum of Agreement with respect to Bremen Max (23)
4.45	Share Purchase Agreement dated June 24, 2014 2014 between registrant and Comet Shipholding Inc. and Plaza Shipholding Corp. (21)
4.46	Registration Rights Agreement dated June 24, 2014 2014 between registrant and Comet Shipholding Inc. and Plaza Shipholding Corp. (21)
4.47	Share Purchase Agreement dated September 29, 2014 between registrant and Comet Shipholding Inc. and Plaza Shipholding Corp. (22)
4.48	Registration Rights Agreement dated September 29, 2014 between registrant and Comet Shipholding Inc. and Plaza Shipholding Corp. (22)
4.49	Share Purchase Agreement dated December 19, 2014 between registrant and Jelco Delta Holding Corp. (22)
4.50	Registration Rights Agreement dated December 19, 2014 between registrant and Jelco Delta Holding Corp. (22)
4.51	Ship Technical Management Agreement dated as of February 11, 2015 with V.Ships Greece Ltd.*
4.52	Commercial Management Agreement dated as of March 2, 2015 with Fidelity Marine Inc.*
4.53	Loan Agreement dated March 6, 2015 between Seanergy and Alpha Bank A.E.*
4.54	Convertible Promissory Note dated March 12, 2015 with Jelco Delta Holding Corp. (24)
4.55	Share Purchase Agreement dated March 12, 2015 between registrant and Jelco Delta Holding Corp. (24)
4.56	Registration Rights Agreement dated March 12, 2015 between registrant and Jelco Delta Holding Corp. (24)
4.57	Share Purchase Agreement dated March 12, 2015 between registrant and Stamatis Tsantanis.*
4.58	Registration Rights Agreement dated March 12, 2015 between registrant and Stamatis Tsantanis.*
8.1	List of Subsidiaries*
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*
101
The following financial information from Seanergy Maritime Holding Corp.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in Extensible Business Reporting Language (XBRL)*:

(1) Consolidated Balance Sheets as of December 31, 2014 and 2013;
(2) Consolidated Statements of Income/(loss) for the years ended December 31, 2014, 2013 and 2012;
(3) Consolidated Statements of Shareholders' (Deficit) / Equity for the years ended December 31, 2014, 2013 and 2012;
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012;
(5) Notes to Consolidated Financial Statements.

______________________
*	Previously filed.

(1)	Incorporated herein by reference to the corresponding exhibit in the Annex filed with Seanergy Maritime's proxy statement on Form 6-K submitted to the Commission on July 31, 2008.
(2)	Incorporated herein by reference to our Company's report on Form 6-K submitted to the Commission on July 20, 2012.
(3)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1MEF filed with the Commission on August 28, 2009 (File No. 333161595).
(4)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the Commission on September 16, 2010.
(5)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the Commission on June 27, 2011.
(6)	Incorporated herein by reference to the corresponding exhibit to our Company's report on Form 6-K submitted to the Commission on August 5, 2011.
(7)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the Commission on January 15, 2009 (File No. 333154952).
(8)	Incorporated herein by reference to the corresponding exhibit filed with Seanergy Maritime's report on Form 8-K filed with the Commission on October 4, 2007.
(9)	Incorporated herein by reference to the corresponding exhibit filed with Seanergy Maritime's registration statement on Form F-1/A filed with the Commission on July 10, 2007 (File No. 333144436).
(10)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the Commission on January 26, 2010 (File No. 333161961).
(11)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the Commission on October 16, 2009 (File No. 333161961).
(12)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the Commission on November 18, 2009 (File No. 333161961).
(13)	Incorporated herein by reference to the corresponding exhibit filed with our Company's registration statement on Form F-1/A filed with the Commission on July 21, 2010 (File No. 333166872).
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

Date: April 30, 2015

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