Form 20-F
period 2015-12-31
Seanergy Maritime Holdings Corp.
filed 2016-04-20
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

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

Stamatios Tsantanis, Chairman & Chief Executive Officer
Seanergy Maritime Holdings Corp.
16 Grigoriou Lambraki Street, 2nd Floor, 166 74 Glyfada, Athens, Greece
Telephone: +30 210 8913507, Fax: +30 210 9638404

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of class	Name of exchange on which registered
Shares of common stock, par value $0.0001 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, there were 97,612,971 shares of the registrant's common stock, $0.0001 par value, outstanding.
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

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.
In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:
•	shipping industry trends, including charter rates and factors affecting vessel supply and demand;
•	the number of newbuildings under construction in the drybulk industry;
•	future charter hire rates and vessel values;
•	future, pending or recent acquisitions and disposition, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses;
•	the useful lives and changes in the value of our vessels and their impact on our compliance with loan covenants;
•	availability of crew, number of off-hire days, classification survey requirements and insurance costs;
•	global and regional economic and political conditions;
•	our ability to leverage the relationships and reputation in the drybulk shipping industry of V.Ships Limited, or V.Ships, and Fidelity Marine Inc., or Fidelity;
•	changes in seaborne and other transportation patterns;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from future litigation and incidents involving our vessels;

•	acts of terrorism and other hostilities;
•	loss of our customers, charters or vessels;
•	the aging of our fleet and increases in operating costs;
•	damage to our vessels;
•	our ability to continue as a going concern;
•	our future operating or financial results;
•	our financial condition and liquidity, including our ability to pay amounts that we owe, obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; and
•	other factors discussed in "Item 3.D. Risk Factors."
Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
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
We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels. Unless otherwise indicated, all references to "U.S. dollars," "dollars," "U.S. $" and "$" in this annual report are to the lawful currency of the United States of America. References in this annual report to our common shares are adjusted to reflect the consolidation of our common shares through a one-for-five reverse stock split, which became effective as of January 8, 2016.
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.
ITEM 3.	KEY INFORMATION

A.            Selected Financial Data
The following table sets forth our selected consolidated financial data. The selected consolidated financial data in the table as of December 31, 2015, 2014, 2013, 2012 and 2011 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements and related notes included elsewhere in this annual report.

Amounts in the tables below are in thousands of U.S. dollars, except for share and per share data.
	Year Ended December 31,
	2015	2014	2013	2012	2011
Statement of Income Data:
Vessel revenue, net	11,223	2,010	23,079	55,616	104,060
Direct voyage expenses	(7,496)	(1,274)	(8,035)	(13,587)	(2,541)
Vessel operating expenses	(5,639)	(1,006)	(11,086)	(26,983)	(34,727)
Voyage expenses - related party	-	(24)	(313)	(532)	(661)
Management fees - related party	-	(122)	(743)	(1,625)	(2,415)
Management fees	(336)	-	(194)	(588)	(576)
General and administration expenses	(2,804)	(2,987)	(3,966)	(6,337)	(8,070)
General and administration expenses - related party	(70)	(309)	(412)	(402)	(603)
Loss on bad debts	(30)	(38)	-	(327)	-
Amortization of deferred dry-docking costs	(38)	-	(232)	(3,648)	(7,313)
Depreciation	(1,865)	(3)	(982)	(15,606)	(28,856)
Loss on sale of vessels	-	-	-	(15,590)	-
Impairment loss for goodwill	-	-	-	(4,365)	(12,910)
Impairment loss for vessels and deferred charges	-	-	(3,564)	(147,143)	(188,995)
Gain on disposal of subsidiaries	-	-	25,719	-	-
Gain on restructuring	-	85,563	-	-	-
Operating (loss) / income	(7,055)	81,810	19,271	(181,117)	(183,607)
Interest and finance costs	(1,460)	(1,463)	(8,389)	(12,480)	(13,482)
Interest and finance costs - related party	(399)	-	-	-	-
Interest income	-	14	13	59	60
Loss on interest rate swaps	-	-	(8)	(189)	(641)
Foreign currency exchange (losses) gains, net	(42)	(13)	19	(43)	(46)
Total other expenses, net	(1,901)	(1,462)	(8,365)	(12,653)	(14,109)
Net (loss) / income before taxes	(8,956)	80,348	10,906	(193,770)	(197,716)
Income taxes	-	-	1	2	(40)
Net (loss) / income	(8,956)	80,348	10,907	(193,768)	(197,756)
Net (loss) / income per common share
Basic and diluted	(0.83)	30.06	4.56	(83.69)	(135.18)
Weighted average common shares outstanding
Basic	10,773,404	2,672,945	2,391,628	2,315,315	1,462,927
Diluted	10,773,404	2,672,950	2,391,885	2,315,315	1,462,927

Dividends declared per share	-	-	-	-	-

	As of December 31,
	2015	2014	2013	2012	2011
Balance Sheet Data:
Total current assets	8,278	3,207	66,350	52,086	43,432
Vessels, net	199,840	-	-	68,511	381,129
Total assets	209,352	3,268	66,350	120,960	436,476
Total current liabilities, including current portion of long-term debt	9,250	592	157,045	222,577	58,697
Long-term debt, net of current portion	186,068	-	-	-	300,586
Common stock	2	-	-	-	-
Total equity / (deficit)	23,284	2,676	(90,695)	(101,617)	76,923
Shares issued and outstanding as at December 31,	19,522,413	3,977,854	2,391,854	2,391,856	1,463,532

	Year Ended December 31,
	2015	2014	2013	2012	2011
Cash Flow Data:
Net cash (used in) provided by operating activities	(4,737)	(14,858)	1,030	2,418	26,439
Net cash (used in) provided by investing activities	(201,684)	105,895	993	55,402	-
Net cash provided by (used in) financing activities	206,852	(91,239)	(3,246)	(71,256)	(62,492)

B.            Capitalization and Indebtedness
Not applicable.
C.            Reasons for the Offer and Use of Proceeds
Not applicable.
D.            Risk Factors
Some of the following risks relate principally to the industry in which we operate and others relate to our business in general or our common stock. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our securities could decline.
Risks Relating to Our Industry
The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our loan agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.
The fair market values of our vessels are related to prevailing freight charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary. A decrease in the market value of our vessels could require us to raise additional capital in order to remain compliant with our loan covenants, and could result in the loss of our vessels and adversely affect our earnings and financial condition.
The fair market value of our vessels may increase or decrease, and we expect the market values to fluctuate depending on a number of factors including:
•	prevailing level of charter rates;
•	general economic and market conditions affecting the shipping industyr;
•	types and sizes of vessels;
•	supply and demand for vessels;
•	other modes of transportation;
•	cost of newbuildings;
•	governmental and other regulations; and
•	technological advances;

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain covenants in our loan agreements, and our lenders could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with our loan covenants.  If any of our loans are accelerated, we may not be able to refinance our debt or obtain additional funding.  We expect that we will enter into more loan agreements in connection with the future acquisitions of vessels. For more information regarding our current loan facilities, please see "Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Credit Facilities."
In addition, if vessel values decline, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results.  Furthermore, if we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings.
Charter hire rates for drybulk carriers are highly volatile and remain significantly below the highs of 2008, which had and may continue to have an adverse effect on our revenues, earnings and profitability.
The abrupt and dramatic downturn in the drybulk charter market, from which we have derived substantially all of our revenues, has severely affected the drybulk shipping industry and has harmed our business. The Baltic Dry Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 290 in February 10, 2016, which represents a decline of 98%.  In 2015, the BDI ranged from a low of 471 on December 16, 2015 to a high of 1,222 on August 5, 2015, and to date in 2016, has ranged from a low of 290 on February 10, 2016, to a high of 671 on April 19, 2016. The decline and volatility in charter rates has been due to various factors, including the over-supply of drybulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and trade disruptions caused by natural disasters. Drybulk charter rates are at depressed levels and may decline further. These circumstances, which result from the economic situation worldwide and the multiple disruptions to the operation of global credit markets, have had a number of adverse consequences for drybulk shipping, including, among other developments:
•	decrease in available financing for vessels;
•	no active secondhand market for the sale of vessels,;
•	charterers seeking to renegotiate the rates for existing time charters;
•	widespread loan covenant defaults in the drybulk shipping industry due to the substantial decrease in vessel values; and
•	declaration of bankruptcy by some operators, charterers and ship owners.
The degree of charter hire rate volatility among different types of drybulk carriers has varied widely. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected and we may not be able to successfully charter our vessels at rates sufficient to allow us to operate our business profitably or meet our obligations.  Further, if low charter rates in the drybulk market continue or decline further for any significant period, this could have an adverse effect on our vessel values and ability to comply with the financial covenants in our loan agreements. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, our lenders could accelerate our debt and we could face the loss of our vessels.
An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.
The market supply of drybulk carriers has been increasing due to the high level of new deliveries in the last few years. Drybulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through the end of 2015. An over-supply of drybulk carrier capacity could prolong the period during which low charter rates prevail.

Factors that influence the supply of vessel capacity include:
•	number of new vessel deliveries;
•	scrapping rate of older vessels;
•	vessel casualties;
•	price of steel;
•	number of vessels that are out of service;
•	changes in environmental and other regulations that may limit the useful life of vessels; and
•	port or canal congestion.
If global vessel capacity increases in the drybulk shipping market, but the demand for vessel capacity does not increase or increases at a slower rate, charter rates could materially decline, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
If economic conditions throughout the world do not improve, it will impede our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.
Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long the current market conditions will last.
The European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. Moreover, there is uncertainty related to certain countries' ability to refinance their sovereign debt, such as Greece, Spain, Portugal, Ireland, and Italy.  As a result, the credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented a broad variety of governmental action and new regulation of the financial markets and may implement additional regulations in the future.  As a result, global economic conditions and global financial markets have been, and continue to be, volatile. Further, credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.
In addition, continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP decreased to approximately 6.8% for the year ended December 31, 2015, as compared to approximately 7.2% for the year ended December 31, 2014, and continues to remain below pre-2008 levels. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the European Union and in certain Asian countries may further adversely affect economic growth in China and elsewhere. Our results of operations and ability to grow our fleet could be impeded by a continuing or worsening economic downturn in any of these countries.
We face risks attendant to the trends in the global economy, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business or impair our ability to borrow under our loan agreements or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, and the trading price of our common stock. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

The instability of the euro or the inability of Eurozone countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.
As a result of the credit crisis in Europe, in particular in Greece, Cyprus, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established in September 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Furthermore, in July 2012, the European Central Bank stated its commitment to take necessary action within its mandate in order to save the Euro. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for drybulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.
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
Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.
The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:
•	crew strikes and/or boycotts;
•	marine disaster;
•	piracy;
•	environmental accidents;
•	cargo and property losses or damage; and
•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.
Any of these circumstances or events could increase our costs or lower our revenues.
Rising fuel prices may adversely affect our profits.
The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Upon redelivery of vessels at the end of a period time or voyage time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter.
Our vessels are chartered on the spot charter market, either through trip charter contracts or voyage charter contracts.  Voyage charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense. We do not intend to hedge our fuel costs, thus an increase in the price of fuel beyond our expectations may affect in a negative way our profitability and our cash flows.
We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
We currently operate all of our vessels in the spot market, exposing us to fluctuations in spot market charter rates. Further, we may employ any additional vessels that we acquire in the spot market.
Although the number of vessels in our fleet that participate in the spot market will vary from time to time, we anticipate that a significant portion of our fleet will participate in this market. As a result, our financial performance will be significantly affected by conditions in the drybulk spot market and only our vessels that operate under fixed-rate time charters may, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.
Historically, the drybulk markets have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for drybulk capacity. The weak global economic trends may further reduce demand for transportation of drybulk cargoes over longer distances, which may materially affect our revenues, profitability and cash flows. The spot charter market may fluctuate significantly based upon supply of and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, or meet our obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates.  This seasonality may result in quarter-to-quarter volatility in our operating results. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedule and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, our revenues may be stronger in fiscal quarters ending December 31 and March 31.  This seasonality should not affect our operating results if our vessels are employed on period time charters, but since all of our vessels are employed in the spot market, seasonality may materially affect our operating results.
Our vessels may call on ports located in or may operate in countries that are subject to restrictions imposed by the United States, the European Union or other governments that could adversely affect our reputation and the market price of our common stock.
During the year ended December 31, 2015, none of our vessels called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Iran, Sudan and Syria; however our vessels may call on ports in these countries from time to time in the future on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the Joint Plan of Action, or JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months.
On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.
On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons.  On January 16, 2016, the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.
U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time.  Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from the Office of Foreign Assets Control's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders.  These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.
Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.
We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations. In order to maintain compliance, we monitor and review the movement of our vessels on a frequent basis. During 2015, none of our vessels made port calls to Iran.
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
Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes. These requirements include, but are not limited to, European Union Regulations, the U.S. Oil Pollution Act of 1990, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980,  the U.S. Clean Air Act, the U.S. Clean Water Act, the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including but not limited to, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast water, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of vessels we may acquire in the future. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.
Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.
International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security, such as the Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, discharging or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the drybulk sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Strait of Malacca, Arabian Sea, Red Sea, Gulf of Aden off the coast of Somalia, Indian Ocean and Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, and increasingly in the Gulf of Guinea and Strait of Malacca, with drybulk vessels particularly vulnerable to such attacks.  If piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to employ onboard security armed guards, could increase in such circumstances.  Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
The operation of drybulk carriers has particular operational risks.
The operation of drybulk carriers has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during discharging operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during discharging procedures may affect a vessel's seaworthiness while at sea. Hull fractures in drybulk carriers may lead to the flooding of the vessels' holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, and results of operations.
If any of the vessels we may acquire in the future fails to maintain its class certification or fails any annual survey, intermediate survey, or special survey, or if any scheduled class survey takes longer or is more expensive than anticipated, this could have a material adverse impact on our financial condition and results of operations.
The hull and machinery of every commercial vessel must be certified by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for the Safety of Life at Sea.
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
Because seafaring employees we employ are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.
We employ a large number of seafarers. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Maritime claimants could arrest one or more of our vessels.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted, which would have a material adverse effect on our financial condition and results of operations.
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
A government could requisition for title or hire one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner.  Also, a government could requisition a vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our financial condition and results of operations.
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
Risk Relating to Our Company
We are a recently restructured company with a limited history of recent operations on which investors may assess our performance.
In March 2014, we completed a financial restructuring, following which we did not own any vessels.  During 2015 we acquired our current fleet of eight vessels.  As a result, we have a limited operating history since our financial restructuring, and therefore limited historical financial results upon which you can evaluate our restructured operations.  We cannot assure you that we will be successful in operating our fleet.
Our independent auditors have expressed doubt about our ability to continue as a going concern. The existence of such report may adversely affect our stock price, our business relationships and our ability to raise capital. There is no assurance that we will not receive a similar report for the year ended December 31, 2016.
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

Our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our audited financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern. In 2015 we acquired eight vessels in accordance with our business plan to grow the fleet on a sustainable basis. Based on our cash flow projections, cash on hand and cash provided by operating activities might not be sufficient to cover the liquidity needs that become due in the twelve-month period ending December 31, 2016. We have relied on Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is also our major shareholder, for further funding during 2015 and 2016, for our vessel acquisitions and general corporate purposes. Given these facts we cannot provide any assurance that we will in fact operate our business profitably, generate sufficient revenue and operating cash flow. Accordingly, there can be no assurance that our independent registered public accounting firm's report on our future financial statements for any future period will not include a similar explanatory paragraph. Ernst & Young's, or any successor's expression of such doubt or our inability to overcome the factors leading to such doubt could have a material adverse effect on our stock price, our business relationships and ability to raise capital and therefore could have a material adverse effect on our business and financial prospects.
If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
We acquired our fleet during 2015, and we intend to acquire vessels in the future. Our ability to manage our growth will primarily depend on our ability to:
•	generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs, including debt service;
•	raise equity and obtain required financing for our existing and new operations;
•	locate and acquire suitable vessels;
•	identify and consummate acquisitions or joint ventures;
•	integrate any acquired businesses or vessels successfully with our existing operations;
•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;
•	enhance our customer base; and
•	manage expansion.
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
Purchasing and operating secondhand vessels, such as our fleet, may result in increased operating costs and vessel off-hire, which could adversely affect our financial condition and results of operations.
During 2015 we purchased our fleet of secondhand vessels.  Our inspection of these or other secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and the cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any secondhand vessels we acquire.
As the vessels in our fleet or other secondhand vessels we may acquire age, they may become less fuel efficient and more costly to maintain and will not be as advanced as recently constructed vessels due to improvements in design, technology and engineering.  Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers.

Charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton which has become the major vetting service in the drybulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. All of our vessels have a five stars rating from Rightship except from the Leadership as she is currently in lay up.  Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, as our vessels age, we may not be able to operate them profitably during the remainder of their useful lives.
Governmental regulations, safety or other equipment standards related to the age or condition of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
In addition, unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.
Newbuilding projects are subject to risks that could cause delays.
We may enter into newbuilding contracts in connection with our vessel acquisition strategy.  Newbuilding construction projects are subject to risks of delay inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. A shipyard's failure to complete a project on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results as we will continue to incur other costs to operate our business.
We may acquire additional drybulk carriers, and if those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.
We may acquire additional vessels in the future.  The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. A delay in the delivery of any vessels to us, the failure of the contract counterparty to deliver a vessel at all, or us not taking delivery of a vessel could cause us to breach our obligations under a related time charter or could otherwise adversely affect our financial condition and results of operations. In addition, the delivery of any vessel with substantial defects could have similar consequences.
Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.
As of December 31, 2015, we had $178.5 million of outstanding bank debts, excluding unamortized financing fees and the shareholder's notes.  Moreover, we anticipate that we may incur significant future indebtedness in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying such vessels or securing such debt financing. Significant levels of debt could have important consequences to us, including the following:
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
Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control, as well as the interest rates applicable to our outstanding indebtedness. If our operating income is not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.
If LIBOR is volatile, it could affect our profitability, earnings and cash flow.
LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Because the interest rates borne by most of our outstanding indebtedness fluctuates with changes in LIBOR, significant changes in LIBOR would have a material effect on the amount of interest payable on our debt, which in turn, could have an adverse effect on our financial condition.
Furthermore, historically interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.
Our loan agreements contain, and we expect that other future loan agreements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations.
Our loan agreements contain, and we expect that other future loan agreements will contain, customary covenants and event of default clauses, financial covenants, restrictive covenants and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.
As a result of these restrictions, we may need to seek permission from our lenders and other financing counterparties in order to engage in some corporate actions. Our lenders' and other financing counterparties' interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interests, which may adversely impact our revenues, results of operations and financial condition.
A failure by us to meet our payment and other obligations, including our financial covenants and any security coverage requirements, could lead to defaults under our financing arrangements. Likewise, a decrease in vessel values or adverse market conditions could cause us to breach our financial covenants or security requirements (the market values of drybulk vessels have generally experienced high volatility). In the event of a default that we cannot remedy, our lenders and other financing counterparties could then accelerate their indebtedness and foreclose on the respective vessels in our fleet. The loss of any of our vessels could have a material adverse effect on our business, results of operations and financial condition.
The failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.
The ability and willingness of each of our counterparties to perform its obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. From time to time, those counterparties may account for a significant amount of our chartering activity and revenues.   In addition, in challenging market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charter agreements and our customers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could suffer significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Rising crew costs may adversely affect our profits.
Crew costs are expected to be a significant expense for us. Recently, the limited supply of and increased demand for qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs. Increases in crew costs may adversely affect our profitability.
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
We are a holding company and our subsidiaries, which are all wholly-owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by the covenants in our loan agreements, a claim or other action by a third party, including a creditor, and the laws of Bermuda, the British Virgin Islands, Hong Kong, Liberia, Malta and the Republic of the Marshall Islands, where our vessel-owning subsidiaries are incorporated, which regulate the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations.
We face strong competition, and we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.
We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargoes by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.
Due to our limited fleet diversification, adverse developments in the maritime drybulk shipping industry would adversely affect our business, financial condition, and operating results.
We depend primarily on the transportation of drybulk commodities. Our relative lack of diversification could make us vulnerable to adverse developments in the maritime drybulk shipping industry, which would have a significantly greater impact on our business, financial condition and operating results than it would if we maintained more diverse assets or lines of business.

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
Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls or premiums in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.
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
We may not have adequate insurance to compensate us if we lose the use any of our vessels, which may have a material adverse effect on our financial condition and results of operations.
We have procured hull and machinery insurance and protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance, for our fleet. We do not expect to maintain for all of our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks.  We may not be able to obtain adequate insurance coverage for our fleet in the future. Our insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for vessels we may acquire in the future. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations.
We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases or insurers may not remain solvent, which may have a material adverse effect on our financial condition.
Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, and an adverse effect on our business.
We operate throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act.  Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We depend on our commercial and technical managers to operate our business and our business could be harmed if our managers fail to perform their services satisfactorily.
Pursuant to our management agreements, V.Ships provides us with technical, general administrative and support services (including vessel maintenance, crewing, purchasing, shipyard supervision, assistance with regulatory compliance, accounting related to vessels and provisions) and Fidelity provides us with commercial management services for our vessels. Our operational success depends significantly upon V.Ships and Fidelity's satisfactory performance of these services. Our business would be harmed if V.Ships or Fidelity failed to perform these services satisfactorily. In addition, if the management agreements were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our management agreement.
Our ability to compete for and enter into new period time and spot charters and to expand our relationships with our existing charterers for vessels will depend largely on our relationship with our commercial manager, Fidelity, and its reputation and relationships in the shipping industry. If Fidelity suffers material damage to its reputation or relationships, it may harm our ability to:
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
Our commercial and technical managers are each privately held companies and there is little or no publicly available information about them.
Our commercial and technical managers' ability to render management services will depend in part on their own financial strength. Circumstances beyond our control could impair their financial strength, and because each is a privately held company, information about their financial strength is not available. As a result, we and our shareholders might have little advance warning of financial or other problems affecting them even though their financial or other problems could have a material adverse effect on us.
Management fees will be payable to our technical manager regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.
Pursuant to our technical management agreements with V.Ships, we pay a monthly fee of $9,650 to $10,800 per vessel in exchange for V.Ships providing technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums and commissions, which are reimbursed by us to the technical manager. The management fees are payable whether or not our vessels are employed and regardless of our profitability, and we have no ability to require our technical managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.
The majority of the members of our shipping committee are appointees nominated by Jelco, which could create conflicts of interest detrimental to us.
Our board of directors has created a shipping committee, which has been delegated exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. Jelco has the right to appoint two of the three members of the shipping committee and as a result such affiliates will effectively control all decisions with respect to our shipping operations that do not involve a transaction with an affiliate of Jelco, our major shareholder. Mr. Stamatios Tsantanis, Ms. Christina Anagnostara and Mr. Elias Culucundis currently serve on our shipping committee.

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
Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to any taxable year. In this regard, we intend to treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute passive asset. There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.
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
 Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, ("U.S. source gross shipping income") may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.
For our 2015 taxable year, we did not have any U.S. source gross shipping income and consequently we were not subject to the 4% U.S. federal income tax.
We may, however, realize U.S. source gross shipping income in our 2016 or subsequent taxable year. If we realize U.S. source gross shipping income in our 2016 or subsequently taxable year, we may qualify for exemption from the 4% tax under Section 883 for such taxable year only if we satisfy one of the ownership tests described in Item 10.E "Taxation – U.S. Federal Income Tax Consequences – Exemption of Operating Income from United States Federal Income Taxation" for such taxable year. The ownership tests would require us, inter alia, to establish or substantiate sufficient ownership of our common shares by one or more "qualified" shareholders. These substantiation requirements are onerous and therefore there can be no assurance that we will be able to satisfy them.
Due to the factual nature of the issues involved, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2016 or subsequent taxable year. If we or our subsidiaries are not entitled to exemption under Section 883 for any such taxable year, we or our subsidiaries could be subject for those years to a 4% U.S. federal income tax on any shipping income such companies derived during the year that is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.
A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and administration of our business. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.

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
The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:
•	quarterly variations in our results of operations;
•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
•	changes in earnings estimates or the publication of research reports by analysts;
•	speculation in the press or investment community about our business or the shipping industry generally;
•	strategic actions by us or our competitors such as acquisitions or restructurings;
•	the thin trading market for our common stock, which makes it somewhat illiquid;
•	the ineligibility of our common stock to be the subject of margin loans from time to time because of a low market price;
•	regulatory developments;
•	additions or departures of key personnel;
•	general market conditions; and
•	domestic and international economic, market and currency factors unrelated to our performance.
The stock markets in general, and the markets for drybulk shipping and shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.
The declaration and payment of dividends will always be subject to the discretion of our board of directors and will depend on a number of factors. Our board of directors may not declare dividends in the future.
The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. Our board of directors may not declare dividends in the future.
Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend and dividends may be declared and paid out of our operating surplus. Dividends may also be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. We may be unable to pay dividends in the anticipated amounts or at all.
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
Jelco and Comet Shipholding Inc., are able to control the outcome of all matters requiring a shareholder vote, and their interests could conflict with the interests of our other shareholders.
Based on documents publicly filed with the U.S. Securities and Exchange Commission, or the Commission, Jelco and Comet Shipholding Inc., or Comet, both companies affiliated with Claudia Restis, who is also our principal shareholder, or our Sponsor, own approximately 85.9% of our outstanding common stock as of April 20, 2016. As a result, they will be able to control the outcome of all matters requiring a shareholder vote.   This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders or deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of our business, and it is possible that the interests of our Sponsor may in some cases conflict with our interests and the interests of our other holders of shares. For example, conflicts of interest may arise between us, on one hand, and our Sponsor or affiliated entities, on the other hand, which may result in the transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares. In addition, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with controlling shareholders.
We may issue additional common shares or other equity securities without stockholder approval, which would dilute our stockholder's ownership interests and may depress the market price of our common stock.

We may issue additional common shares or other equity securities of equal or senior rank in the future without shareholder approval in connection with, among other things, future vessel acquisitions, the repayment of outstanding indebtedness, and the conversion of any convertible financial instruments we may issue in the future.

Our issuance of additional common shares or other equity securities of equal or senior rank in these situations would have the following effects:
•	our existing shareholders' proportionate ownership interest in us will decrease;
•	the proportionate amount of cash available for dividends payable on our common shares may decrease;
•	the relative voting strength of each previously outstanding common share may be diminished; and
•	the market price of our common shares may decline.
In addition, we may issue additional common shares upon any conversion of our outstanding convertible promissory notes.  Our issuance of additional common shares in that instance would cause the proportionate ownership interest in us of our existing shareholders, other than the converting noteholder, to decrease; the relative voting strength of each previously outstanding common share held by our existing shareholders, other than the converting noteholder, to decrease; and the market price of our common shares could decline.
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

A.            History and Development of the Company
Incorporation of Seanergy and Seanergy Maritime
We were incorporated under the laws of the Republic of the Marshall Islands, pursuant to the Marshall Islands BCA, on January 4, 2008, originally under the name Seanergy Merger Corp. We changed our name to Seanergy Maritime Holdings Corp. on July 11, 2008. Our executive offices are located at 16 Grigoriou Lambraki Street, 2nd Floor, 166 74 Glyfada, Athens, Greece and our telephone number is + 30 210 8913507.
Restructuring
In August 2012, we began restructuring discussions with our former lenders to finalize the satisfaction and release of our obligations under certain of our former loan facility agreements and the amendment of the terms of certain of our loan facility agreements. Between January 2012 and March 2014, we sold all 20 of our former vessels, in some cases by transferring ownership of certain of our vessel-owning subsidiaries to third parties nominated by our former lenders in connection with our restructuring.  In March 2014, we completed our restructuring, following which we did not own any vessels and did not have any long-term debt obligations.
Sale of MCS subsidiaries
On January 29, 2013, we closed the sale of the four MCS subsidiaries which owned the vessels Fiesta, Pacific Fantasy, Pacific Fighter and Clipper Freeway, financed under a facility agreement with DVB Bank AG, or DVB, to a third party entity nominated by DVB. In exchange for the sale, $31.9 million of outstanding debt as of December 31, 2012 and all the liabilities and obligations under our former facility agreement with DVB were discharged and the guarantee provided by MCS was fully released. In connection with the sale of these subsidiaries, our board of directors obtained a fairness opinion from an independent third party.

On July 19, 2013, MCS sold its 100% ownership interest in the three subsidiaries that owned the Handysize drybulk carriers African Joy, African Glory and Asian Grace. The buyer was a third-party nominee of the lenders under our former senior and the subordinated credit facility with United Overseas Bank Limited, or UOB. MCS had provided a guarantee under this facility.  In exchange for the sale, $39.5 million of outstanding debt, accrued interest and swap liabilities were discharged. In addition, the guarantee provided by MCS was released. In connection with the sale of these subsidiaries, our board of directors obtained a fairness opinion from an independent third party.
Sale of African Oryx
On April 10, 2013, we sold the African Oryx. Gross proceeds amounted to $4.1 million and were used to repay debt.
Sale of Piraeus Bank vessels
On February 12, 2014, we entered into a delivery and settlement agreement with Piraeus Bank for the sale of our four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan. During March 2014 we sold the Davakis G., Hamburg Max, Bremen Max and Delos Ranger. Following the closing of the transaction, approximately $146 million of outstanding debt and accrued interest were discharged and the guarantee provided by the Company was released. Furthermore, shortly prior to the closing, the Company entered into an agreement with its former technical management company, EST, and its former commercial manager, Safbulk Pty, providing a full and complete release of all their claims against the Company upon the completion of the delivery of the last four remaining vessels and settlement agreement with Piraeus Bank. The transaction was completed successfully on March 11, 2014 and total liabilities amounting to $9.8 million were released.  Following the transaction, our restructuring was complete.
Share Purchase Agreements
On March 12, 2015 we entered into a share purchase agreements with Jelco and Stamatios Tsantanis, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, under which we sold 5,000,100 of our common shares to Jelco for $4.5 million and 333,400 of our common shares to Mr. Tsantanis for $0.3 million. As part of the transaction, the purchasers received customary registration rights.
On September 7, 2015, the Company entered into a share purchase agreement with Jelco under which we agreed to sell Jelco 10,022,240 of our common shares in three tranches for $9.0 million, or the Share Purchase Agreement. The common shares were sold at a price of $0.90 per share. On September 11, 2015, the first tranche of 3,889,980 common shares was sold for $3.5 million. On September 29, 2015, the second tranche of 2,655,740 common shares was sold for $2.4 million. On October 21, 2015, the third tranche of 3,476,520 common shares was sold for $3.1 million.  As part of the transaction, the purchaser received customary registration rights.
Acquisition of Eight Vessels
On March 19, 2015, we acquired a 2001 Capesize, 171,199 DWT vessel, which was renamed M/V Leadership, from an unaffiliated third party. The acquisition of the vessel was financed with proceeds from (i) a convertible promissory note dated March 12, 2015 for $4 million issued to Jelco, (ii) a loan agreement dated March 06, 2015 for $8.75 million with Alpha Bank A.E., or Alpha Bank, and (iii) a share purchase agreement dated March 12, 2015 with Jelco for the issuance of 5,000,100 shares of our common stock in exchange for $4.5 million. This acquisition was made pursuant to of a memorandum of agreement between our vessel-owning subsidiary and the seller, dated December 23, 2014.
On August 6, 2015, we entered into a purchase agreement and seven memoranda of agreement with entities affiliated with certain of our principal shareholders to acquire seven secondhand drybulk vessels, consisting of five Capesize and two Supramax vessels, for an aggregate purchase price of $183.4 million. These included all of the vessels in our current fleet other than Leadership.  We took delivery of the seven vessels between September and December 2015. The acquisition costs of the seven vessels were funded with proceeds from a $44.4 million senior secured loan facility with HSH Nordbank AG to finance the acquisition of the Geniuship and Gloriuship, a $52.7 million secured term loan facility with Unicredit Bank AG to partly finance the acquisition of the Premiership, Gladiatorship and Guardianship, a $33.8 million secured loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship, a $39.4 million secured term loan facility with Natixis to partly finance the acquisition of the Championship, the Share Purchase Agreement and an unsecured revolving convertible promissory note issued to Jelco initially for an amount up to $6.8 million.  For more information regarding our current loan facilities and convertible promissory notes, please see "Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources."

Reverse Stock Split
On January 7, 2016, we effected a 1-for-5 reverse split of our common stock, which was approved at a special meeting of our shareholders on September 16, 2014. The reverse stock split became effective and the common stock began trading on a split-adjusted basis on the NASDAQ Capital Market at the opening of trading on January 8, 2016. When the reverse stock split became effective, every five shares of the our issued and outstanding common stock was automatically combined into one issued and outstanding share of common stock without any change in the par value per share or the total number of authorized shares. This reduced the number of outstanding shares of our common stock from 97,612,971 shares on January 7, 2016, to 19,522,413 shares on January 8, 2016, after adjusting for fractional shares.  On January 27, 2016, we received a letter from Nasdaq confirming that we had regained compliance with Nasdaq's minimum bid price requirement.
B.            Business Overview
We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities. We currently own six Capesize and two Supramax vessels.
We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleet, and who have strong ties to a number of international charterers.
Our Former Fleet
In August 2012, we began restructuring discussions with our former lenders, and in connection with our restructuring we sold all 20 of our former vessels, in some cases by transferring ownership of certain of our vessel-owning subsidiaries to third parties nominated by our former lenders.  In March 2014, we completed our restructuring, following which we did not own any vessels.
Our Current Fleet
During 2015, we acquired the eight vessels in our current fleet.  The following table lists the vessels in our fleet as of April 20, 2016:
Vessel Name	Year Built	Dwt	Flag	Type of Employment

Leadership	2001	171,199	BA	N/A*
Gloriuship	2004	171,314	MI	Spot
Geniuship	2010	170,057	MI	Spot
Premiership	2010	170,024	IoM	Spot
Squireship	2010	170,018	LIB	Spot
Championship	2011	179,238	LIB	Spot
Gladiatorship	2010	56,819	BA	Spot
Guardianship	2011	56,884	MI	Spot

* This vessel has been in lay up since March 20, 2016. Management's decision to lay up the vessel was based on the fact that current charter rates, which are at depressed levels, could not recoup the capital expenditure of this vessel's special survey that was due in April 2016.

Key to Flags:
BA – Bahamas, IoM – Isle of Man, LIB – Liberia, MI – Marshall Islands

Our Business Strategy
We currently own six Capesize and two Supramax vessels. We intend to continue to review the market in order to identify potential acquisition targets which will be accretive to our earnings per share. Our acquisition strategy focuses on newbuilding or secondhand drybulk carriers, although we may acquire vessels in other sectors which we believe offer attractive investment opportunities.

Management of Our Fleet
We manage our vessel's operations, insurances and bunkering and have the general supervision of our third-party technical and commercial managers.
V.Ships, an independent third party, provides technical management for our vessels that includes general administrative and support services necessary for the operation of such vessel, such as crewing and other technical management, accounting related to vessels, provisions, and, subject to our instructions, operation and sale and purchase of vessels.  Pursuant to our management agreements with V.Ships, we pay a monthly fee of $9,650 to $10,800 per vessel in exchange for V.Ships providing these technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums and commissions, which are reimbursed by us to V.Ships. Pursuant to our technical management agreement with V.Ships for the vessel Leadership, if the vessel is laid up for a period of more than two months, we are not obligated to pay a management fee to V.Ships for the period exceeding the two months until we give written notice to re-activate the vessel.  However, we are obligated to reimburse V.Ships for any costs that have been approved by us that may arise while Leadership is laid up following the two months. The technical management agreements are for an indefinite period until terminated by either party, giving the other notice in writing, in which event the applicable agreement shall terminate after one month from the date upon which such notice is received.
Seanergy Management Corp., or Seanergy Management, one of our wholly-owned subsidiaries, has entered into a commercial management agreement with Fidelity, an independent third party, pursuant to which Fidelity provides commercial management services for all of the vessels in our fleet. Under the commercial management agreement, we have agreed to reimburse Fidelity for all reasonable running and/or out of pocket expenses, including but not limited to, telephone, fax, stationary and printing expenses, as well as any pre-approved travelling expenses. In addition, we have agreed to  pay commission fees to Fidelity equal to 0.5% calculated on the collected gross hire/freight/demurrage payable when the relevant hire/freight/demurrage are collected.  The commercial management agreement may be terminated by either party upon giving one month prior written notice to the other party.
Employment of Our Fleet
Our vessels are chartered on the spot charter market, either through trip charter contracts or voyage charter contracts.  A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay specific voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis.  Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable than those under time charters, but may enable us to capture increased profit margins during periods of improvements in drybulk vessel charter rates. Downturns in the drybulk industry would result in a reduction in profit margins.
In the future, our vessels may be employed on period time charters.  Period time charters provide a fixed and stable cash flow for a known period of time. Period time charters also mitigate in part the volatility and seasonality of the spot market business, which is generally weaker in the second and third quarters of the year.  In the future, we may opportunistically look to employ our vessels under time charter contracts should rates become more attractive.
Shipping Committee
We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance in order to accelerate the pace of our decision making in respect of shipping business opportunities, such as the acquisition of vessels or companies. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that our directors bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors. The shipping committee consists of three directors. In accordance with the Amended and Restated Charter of the Shipping Committee, two of the directors on the shipping committee are nominated by Jelco and one of the directors on the shipping committee is nominated by a majority of our board of directors and is an independent member of the board of directors. The members of the shipping committee are Mr. Stamatios Tsantanis and Ms. Christina Anagnostara, who are Jelco's nominees, and Mr. Elias Culucundis, who is the Board's nominee.
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

As a result of these various provisions, in general, all shipping- related decisions will be made by Jelco's appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the shipping committee.
The Drybulk Shipping Industry
The global drybulk carrier fleet is divided into four categories based on a vessel's carrying capacity. These categories are:
Capesize. Capesize vessels have a carrying capacity of exceeding 100,000 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.
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
The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.
The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Demand for drybulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for drybulk carrier capacity, we believe that drybulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives.
Charter Hire Rates
Charter hire rates fluctuate by varying degrees among drybulk carrier size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Therefore, charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller drybulk carriers. Accordingly, charter rates and vessel values for those vessels are subject to less volatility.
Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different drybulk carrier categories. However, because demand for larger drybulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

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
Within the drybulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.
Competition
We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation. Fidelity negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. We compete primarily with other owners of drybulk carriers, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers than vessels we may operate. Ownership of drybulk carriers is highly fragmented and is divided among publicly listed companies, state controlled companies and independent drybulk carrier owners. We compete primarily with owners of drybulk vessels in the Supramax and Capesize class sizes. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE:DSX), Genco Shipping & Trading Limited (NYSE: GNK) Safe Bulkers Inc. (NYSE: SB), Scorpio Bulkers Inc. (NYSE: SALT), Star Bulk Carriers Corp. (NASDAQ: SBLK).
Customers
Our customers include national, regional and international companies, such as Rio Tinto, BHP Billiton and Fortescue. Customers individually accounting for more than 10% of our revenues during the years ended December 31, 2015, 2014 and 2013 were:
Customer	2015	2014	2013
A	47%	-	-
B	15%	-	-
C	12%	-	-
D	10%	-	-
E	-	59%	18%
F	-	29%	-
G	-	-	16%
H	-	-	12%
I	-	-	10%
Total	84%	88%	56%

Seasonality
Coal, iron ore and grains, which are the major bulks of the drybulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require drybulk shipping accordingly.

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
We believe that the heightened level of environmental and operational safety concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of the vessels we may acquire that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of the vessels we may acquire. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill, could result in additional legislation or regulation that could negatively affect our profitability.
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
Safety Management System Requirements
The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. Recent amendments to the Convention on Limitation of Liability for Maritime Claims (LLMC) went into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners.
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

Pollution Control and Liability Requirements
The IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. As of late March 2016, 49 states had adopted the BWM Convention, coming close to the 35% threshold. Notwithstanding the foregoing, the BWM Convention has not been ratified. Proposals regarding implementation have recently been submitted to the IMO, but we cannot predict the ultimate timing for ratification. Many of the implementation dates originally written into the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the Convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention's implementation. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe the costs of compliance with mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels (e.g. drybulk) to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on August 15, 2012, the U.S. Bureau of Safety and Economic Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. The Final Rule took effect on October 22, 2012. On August 21, 2013, BSEE proposed a rule to revise existing federal regulations regarding oil and gas production safety systems to address technological advances. A new rule issued by the U.S. Bureau of Ocean Energy Management ("BOEM") that increased the limits of liability of damages for offshore facilities under OPA based on inflation took effect in January 2015. In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of the vessels we may acquire that may be implemented in the future could adversely affect our business. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

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
Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.
It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.
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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions from ships.
However, in January 2013 the MEPC's two new sets of mandatory requirements that address greenhouse gas emissions from ships entered into force. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, will apply to new ships. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European ports from January 2018 collect and publish data on carbon dioxide omissions. The MEPC is also considering market-based mechanisms to reduce greenhouse gas emissions from ships. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states by 20% of 1990 levels.  The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020.  In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.  In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.
International Labour Organization
The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. On August 20, 2013, MLC 2006 entered into force. The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.
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

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:
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

•	compliance with flag state security certification requirements;
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
Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies, or the IACS.  All our vessels are certified as being "in class" by American Bureau of Shipping, Bureau Veritas or Nippon Kaiji Kyokai, major classification societies.  All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.
Risk of Loss and Liability Insurance Generally
The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel for oil pollution accidents in the United States Exclusive Economic Zone, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover and freight, demurrage and defense cover for our fleet in amounts that we believe will be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.
Hull & Machinery and War Risks Insurance
We maintain marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with deductibles of $150,000 per vessel per incident. We also maintain increased value coverage for our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our P&I coverage will be subject to and in accordance with the rules of the P&I Association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Our coverage is limited to approximately $7.5 billion, except for pollution which is limited to $1 billion.

Our protection and indemnity insurance coverage for pollution will be $1 billion per vessel per incident. The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at approximately $7.5 billion. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.
Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We believe that we have obtained all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.
C.            Organizational Structure
We are the parent company of the following wholly-owned subsidiaries as of the date of this annual report:
Subsidiary	Jurisdiction of Incorporation
Seanergy Management Corp.	Republic of the Marshall Islands
Seanergy Shipmanagement Corp.	Republic of the Marshall Islands
Leader Shipping Co.	Republic of the Marshall Islands
Sea Glorius Shipping Co.	Republic of the Marshall Islands
Sea Genius Shipping Co.	Republic of the Marshall Islands
Guardian Shipping Co.	Republic of the Marshall Islands
Gladiator Shipping Co.	Republic of the Marshall Islands
Premier Marine Co.	Republic of the Marshall Islands
Squire Ocean Navigation Co.	Liberia
Champion Ocean Navigation Co.	Liberia
Pembroke Chartering Services Limited	Malta
Amazons Management Inc.	Republic of the Marshall Islands
Lagoon Shipholding Ltd.	Republic of the Marshall Islands
Cynthera Navigation Ltd.	Republic of the Marshall Islands
Martinique International Corp.	British Virgin Islands
Harbour Business International Corp.	British Virgin Islands
Waldeck Maritime Co.	Republic of the Marshall Islands
Maritime Capital Shipping Limited	Bermuda
Maritime Capital Shipping (HK) Limited	Hong Kong
Maritime Grace Shipping Limited	British Virgin Islands
Maritime Glory Shipping Limited	British Virgin Islands
Atlantic Grace Shipping Limited	British Virgin Islands

D.            Property, Plants and Equipment
We do not own any real estate property. We lease our executive office space in Athens, Greece from a third party entity for a term which was renewed on January 11, 2016 up to and including January 11, 2018, and for MCS we lease office space in Hong Kong from a third party entity.
ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in "Item 18. Financial Statements." This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in "Item 3 Key Information–D. Risk Factors."

A.            Operating Results
Factors Affecting our Results of Operations Overview
We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities.  In March 2014, we completed our financial restructuring by the sale of our then existing fleet and cancelling of all our financial obligations, while in 2015 we acquired our fleet of eight drybulk carriers.
Due to economic conditions and operational difficulties, in 2013 we began our restructuring discussions and settlement agreements with each of our lenders under our prior loan facility agreements. On March 11, 2014, we completed our financial restructuring when our outstanding debt and accrued interest with the final lender under our prior loan facility agreements, Piraeus Bank, was discharged and the corporate guarantee provided by us was fully released.
On December 23, 2014, we entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel for $17.1 million. The acquisition was funded with proceeds from a senior secured loan, an unsecured convertible promissory note issued to our principal shareholder, who we refer to as our Sponsor, and the sale of common stock to our Sponsor. The vessel was delivered in March 2015.
On August 6, 2015, we entered into a purchase agreement with entities affiliated with our Sponsor to acquire seven secondhand drybulk vessels, consisting of five Capesize and two Supramax vessels for an aggregate purchase price of $183.4 million. The acquisitions were funded with proceeds from senior secured loans, a revolving convertible promissory note issued to our Sponsor, and the sale of common stock to our Sponsor. We took delivery of all seven vessels between September and December 2015.
On January 7, 2016, we effected a 1-for-5 reverse split of our common stock. The reverse stock split became effective and the common stock began trading on a split-adjusted basis on the NASDAQ Capital Market at the opening of trading on January 8, 2016. There was no change in the number of authorized shares or the par value of our common stock. All share and per share amounts disclosed herein give effect to this reverse stock split retroactively, for all periods presented.
Important Measures for Analyzing Results of Operations
We use a variety of financial and operational terms and concepts. These include the following:
Ownership days. Ownership days are the total number of calendar days in a period during which we owned each vessel in our fleet. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.
Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.
Operating days. Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.
Fleet utilization excluding drydocking off-hire days. Fleet utilization excluding drydocking off-hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off-hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

Off-hire. The period a vessel is unable to perform the services for which it is required under a charter.
Drydocking.  We periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.
Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and fuel expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. The vessel owner is also responsible for each vessel's drydocking and intermediate and special survey costs.  Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.
Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses such as port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions are paid by the vessel owner.
TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions.
Principal Factors Affecting Our Business
The principal factors that affect our financial position, results of operations and cash flows include the following:
•	number of vessels owned and operated;
•	voyage charter rates;
•	the nature and duration of our voyage charters;
•	vessels repositioning;
•	vessel operating expenses and direct voyage costs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	amount of debt obligations and restructuring of debt obligations; and
•	financing costs related to vessels indebtedness.
We are also affected by the types of charters we enter into.  Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market for single voyages during periods characterized by favorable market conditions.
Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs. All of our vessels in 2014 and 2015 operated in the spot charter market.

Results of Operations
Year ended December 31, 2015 as compared to year ended December 31, 2014
(In thousands of U.S. Dollars, except for share and per share data)
	Year ended December 31,		Change
	2015	2014	Amount	%
Revenues:
Vessel revenue, net	11,223	2,010	9,213	458%

Expenses:
Direct voyage expenses	(7,496)	(1,298)	(6,198)	478%
Vessel operating expenses	(5,639)	(1,006)	(4,633)	461%
Management fees	(336)	(122)	(214)	175%
General and administrative expenses	(2,874)	(3,296)	422	(13)%
Depreciation and amortization	(1,903)	(3)	(1,900)	63,333%
Gain on restructuring	-	85,563	85,563	(100)%
Loss on bad debts	(30)	(38)	8	(21)%
Operating (loss) / income	(7,055)	81,810	(88,865)	(109)%
Other income / (expense):
Interest and finance costs	(1,859)	(1,463)	(396)	27%
Other, net	(42)	1	(43)	(4,300)%
Total other expenses, net:	(1,901)	(1,462)	(439)	30%
Net (loss) / income	(8,956)	80,348	(89,304)	(111)%

Net (loss) income per common share, basic and diluted	(0.83)	30.06
Weighted average number of common shares outstanding, basic	10,773,404	2,672,945
Weighted average number of common shares outstanding, diluted	10,773,404	2,672,950

Vessel Revenue, Net - The increase was attributable to the increase in operating days.  We had 546 operating days in 2015 as compared to 142 operating days in 2014.  In accordance with our financial restructuring plan, our four remaining vessels were sold in March 2014. By comparison, in 2015 we acquired eight vessels, with the first vessel delivered on March 19, 2015 and the remaining seven vessels delivered between September 11, 2015 and December 7, 2015.
Direct Voyage Expenses - The increase was attributable to the increase in operating days.
Vessel Operating Expenses - The increase was attributable to the increase in ownership days.
Management Fees - The increase was attributable to the increase in ownership days.
Depreciation - The increase was attributable to our acquiring our fleet of eight drybulk carriers in 2015. By comparison we effectively had no depreciation charges in 2014 for the four vessels we then owned until their disposal in March 2014, as those assets were classified as held for sale as of June 30, 2013, and thus the four vessels were no longer depreciated.
Gain on restructuring - In 2014 we recognized a gain of $85.6 million from the sale of our then four remaining vessels related to the loan facility agreement with Piraeus Bank.  We had no similar gain in 2015.
Interest and Finance Costs - The increase was primarily attributable to our five new loan agreements entered into 2015 for the acquisition of our new vessels as well as the two convertible promissory notes with our Sponsor for general corporate purposes and to partially finance the acquisition of our new vessels.  The weighted average interest rate on our outstanding debt for the years ended 2015 and 2014 was approximately 3.6% and 4.9%, respectively.

Year ended December 31, 2014 as compared to year ended December 31, 2013
(In thousands of U.S. Dollars, except for share and per share data)

	Year ended December 31,		Change
	2014	2013	Amount	%
Revenues:
Vessel revenue, net	2,010	23,079	(21,069)	(91)%

Expenses:
Direct voyage expenses	(1,298)	(8,348)	7,050	(84)%
Vessel operating expenses	(1,006)	(11,086)	10,080	(91)%
Management fees	(122)	(937)	815	(87)%
General and administrative expenses	(3,296)	(4,378)	1,082	(25)%
Depreciation and amortization	(3)	(1,214)	1,211	(100)%
Impairment loss for vessels and deferred charges	-	(3,564)	3,564	(100)%
Gain on disposal of subsidiaries	-	25,719	(25,719)	(100)%
Gain on restructuring	85,563	-	85,563	-
Loss on bad debts	(38)	-	(38)	-
Operating income	81,810	19,271	62,539	325%
Other income / (expense):
Interest and finance costs	(1,463)	(8,389)	6,926	(83)%
Other, net	1	25	(24)	(96)%
Total other expenses, net:	(1,462)	(8,364)	6,902	(83)%
Net income	80,348	10,907	69,441	637%

Net income per common share, basic and diluted	30.06	4.56
Weighted average number of common shares outstanding, basic	2,672,945	2,391,628
Weighted average number of common shares outstanding, diluted	2,672,950	2,391,885

Vessel Revenue, Net - The decrease was attributable to the decrease in operating days.  We had 142 operating days in 2014 compared to 1,840 operating days in 2013.  This is as a result of the sale of our then four remaining vessels in March 2014 in accordance with our financial restructuring plan.
Direct Voyage Expenses - The decrease was attributable to the decrease in operating days.
Vessel Operating Expenses - The decrease was attributable to the decrease in operating days.
Management Fees - The decrease was attributable to the decrease in operating days.
General and Administrative Expenses -  The decrease is mainly attributable to expense cutting efforts initiated during 2012, the cost savings resulting from the restructuring of our Hong Kong office and the increased costs in 2013 associated with the debt restructuring as compared to 2014.
Depreciation - The decrease was attributable to the no depreciation charges in 2014 for the four vessels we then owned until their disposal in March 2014, as those assets were classified as held for sale as of June 30, 2013, and thus the four vessels were no longer depreciated.
Impairment Loss for Vessels and Deferred Charges –During 2013, we recorded an impairment loss of $0.9 million for a vessel that was sold in April 2013 and $10.7 million for two vessels which were measured at their fair values upon classification of the vessels financed by the Piraeus Bank loan facilities to current assets as of June 30, 2013, as per the Company's restructuring plan. This was partially offset with the impairment re-measurement gain of $1.0 million relating to the vessels financed by United Overseas Bank Limited and the impairment re-measurement gain of $7.0 million of the two vessels by the Piraeus Bank loan facilities which were impaired as of June 30, 2013. We had no similar impairment in 2014.
Gain on disposal of subsidiaries - We recorded a gain of $25.7 million on the disposal of seven subsidiaries in 2013. In January 2013, we recognized a gain of $5.5 million from the sale of four subsidiaries related to the facility agreement with DVB Bank AG. In July 2013, we recognized a gain of $20.2 million from the sale of the three subsidiaries related to the facility agreement with United Overseas Bank Limited.  We had no similar gain in 2014.

Gain on restructuring - In 2014 we recognized a gain of $85.6 million from the sale of our then four remaining vessels related to the loan facility agreement with Piraeus Bank.  We had no similar gain in 2013.
Interest and Finance Costs - The was mainly attributable to lower loan debt balances in 2014 compared to those in 2013 as a result of our restructuring plan. In 2014, we closed on the delivery and settlement agreement with our remaining lender, Piraeus Bank, for the sale of our four remaining vessels. In exchange for the sale, approximately $145.6 million of outstanding debt and accrued interest were discharged. In 2013 we sold seven vessel owning subsidiaries, and in exchange for the sale, $69.8 million of outstanding debt, accrued interest and swap liabilities were discharged.  In addition to this, proceeds from a vessel sale in April 2013 were used to reduce outstanding debt. Total debt outstanding was $134.9 million at the end of 2013 and was discharged in 2014. The weighted average interest rate on our outstanding debt for the years ended December 31, 2014 and 2013 was approximately 4.9% and 4.4%, respectively.
Performance Indicators
The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the "Fleet Data" figures, there are no comparable US GAAP measures.
	Year Ended December 31,
Fleet Data:	2015	2014	2013

Ownership days(1)	776	268	2,275
Available days(2)	724	268	2,218
Operating days(3)	598	142	1,840
Fleet utilization(4)	77%	53%	81%
Fleet utilization excluding drydocking off hire days (5)	83%	53%	83%

Average Daily Results:
TCE rate(6)	$6,232	$5,014	$8,006
Daily Vessel Operating Expenses(7)	$5,428	$3,754	$4,873

(1)	Ownership days are the total number of calendar days in a period during which we owned each vessel in our fleet. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the year ended December 31, 2015, the Company incurred 52 off-hire days for vessel surveys.
(3)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues. In the twelve months ended December 31, 2015, the company incurred 126 off-hire days between voyages and zero off-hires due to other unforeseen circumstances.
(4)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.
(5)	Fleet utilization excluding drydocking off-hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off-hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(6)	TCE rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable US GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.
(In thousands of US Dollars, except operating days and TCE rate)
	2015	2014	2013

Net revenues from vessels*	$11,223	$2,010	$23,079
Voyage expenses	(7,496)	(1,298)	(8,348)
Net operating revenues	$3,727	$712	$14,731
Operating days	598	142	1,840
Daily time charter equivalent rate	$6,232	$5,014	$8,006

* Our TCE rate is calculated as the weighted average of the daily rate earned under time charter contracts and of the daily rate earned by bareboat agreements after deducting the relevant fixed operating expense allowance. Net revenue from vessels under bareboat agreements is net of operating expense allowance.
(7)	Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company's vessels upon delivery. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses before pre-delivery expenses by ownership days for the relevant time periods. We include daily vessel operating expenses, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable US GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to daily vessel operating expenses.
(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)
	Year Ended December 31,
	2015	2014	2013

Vessel operating expenses	$5,639	$1,006	$11,086
Less: Pre-delivery expenses	(1,427)	-	-
Vessel operating expenses before pre-delivery expenses	$4,212	$1,006	$11,086
Ownership days	776	268	2,275
Daily Vessel Operating Expenses	$5,428	$3,754	$4,873

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

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies and Estimates – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particularly high volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts. The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2015 and (ii) which of our vessels we believe had a basic market value below their carrying value.  This aggregate difference between the carrying value of our vessels and their market value of $61.8 million, represents the amount by which we believe we would have had to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy as of December 31, 2015. For purposes of this calculation, we assumed that the vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2015.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels, where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•	vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

Vessel	Dwt	Year purchased	Carrying Value as of December 31, 2015 (in million of U.S. dollars)

Leadership	171,199	2001	16.6*
Gloriuship	171,314	2004	16.7*
Geniuship	170,057	2010	27.4*
Premiership	170,024	2010	29.6*
Squireship	170,018	2010	34.7*
Championship	179,238	2011	41.7*
Gladiatorship	56,819	2010	16.1*
Guardianship	56,884	2011	17.0*
TOTAL DWT	1,145,553		199.8

*    Indicates dry bulk carrier vessels for which we believe, as of December 31, 2015, the basic charter-free market value is lower than the vessel's carrying value.

We refer you to the risk factor entitled "The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our loan agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss."

Impairment of long-lived assets
We review our long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The current conditions in the drybulk market with decreased charter rates and decreased vessel market values are conditions that we consider indicators of a potential impairment for our vessels. We determine undiscounted projected operating cash flows, for each vessel and compare it to the vessel's carrying value. When the undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the vessel and its eventual disposition are less than its carrying amount, we impair the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the median of the trailing 10-year historical charter rates available for each type of vessel) adjusted for brokerage commissions and expected outflows for scheduled vessels' maintenance. The undiscounted projected operating cash outflows are determined by reference to our actual vessel operating expenses, assuming an average annual inflation rate of 2%. Fleet utilization excluding dry-docking off-hire days is determined by reference to the actual utilization rate of the Company's fleet in the recent years. We recorded a net impairment loss of $NIL, $NIL and $3.6 million for the years ended December 31, 2015, 2014 and 2013, respectively.  For the year ended December 31, 2015, the results of the impairment testing were sensitized assuming the 10-year historical charter rates.  The sensitivity analysis revealed that, even if the 10-year historical charter rates decline by 20% and 32% for Capesize and Supramax vessels, respectively, we would not be required to recognize additional impairment.
Vessel depreciation
Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Up to September 30, 2015, management estimated the useful life of the Company's vessels to be 30 years from the date of initial delivery from the shipyard. On October 1, 2015, the Company changed that estimate to 25 years. This change increased depreciation expense by $0.3 million (approximately $0.03 per share) for the year ended December 31, 2015. Salvage value is estimated by taking the cost of steel times the weight of the ship noted in lightweight ton. Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. On October 1, 2015, the Company revised the salvage value of its vessels. This change increased depreciation expense by $0.2 million for the year ended December 31, 2015.
Survey costs
There are two methods that are primarily used by the shipping industry to account for dry-dockings; first, the deferral method, whereby specific costs associated with a dry-docking are capitalized when incurred and amortized on a straight-line basis over the period to the next scheduled dry-dock; and second, the direct expensing method, whereby dry-docking costs are expensed in the period incurred. We use the deferral method of accounting for dry-dock expenses. Under the deferral method, dry-dock expenses are capitalized and amortized on a straight-line basis until the date that the vessel is expected to undergo its next dry-dock. We believe the deferral method better matches costs with revenue. We use judgment when estimating the period between dry-docks performed, which can result in adjustments to the estimated amortization of dry-dock expense, the duration of which depends on the age of the vessel and the nature of dry-docking repairs the vessel will undergo. We expect that our vessels will be required to be dry-docked approximately every 2 to 3 years in accordance with class requirements for major repairs and maintenance. Costs capitalized as part of the dry-docking include actual costs incurred at the dry-dock yard and parts and supplies used in undertaking the work necessary to meet class requirements.
Variable interest entities
We evaluate our relationships with other entities to identify whether they are variable interest entities and to assess whether we are the primary beneficiary of such entities. If it is determined that we are the primary beneficiary, that entity is included in our consolidated financial statements. We do not participate in any variable interest entity.
B.            Liquidity and Capital Resources
Our principal source of funds has been our operating cash flow, long-term borrowings from banks and our shareholders, and equity provided by the capital markets and our shareholders. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on our outstanding debt obligations.

As of December 31, 2015, we had cash and cash equivalents of $3.3 million, as compared to $2.9 million as of December 31, 2014.
Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2015, we had a working capital deficit of $1.0 million, as compared to $2.6 million surplus as of December 31, 2014. Our working capital decreased primarily due to our new loan agreements entered into 2015.
As of December 31, 2015, we had total indebtedness of $178.5 million, excluding unamortized financing fees and the shareholder's notes, as compared to $NIL million as of December 31, 2014. Our total indebtedness increased due to our new loan agreements and convertible promissory notes entered into 2015 and described further below.

Since December 31, 2014, significant transactions impacting our liquidity and capital resources include:
We entered into five new loan agreements and drew an aggregate amount of $179 million under them as of December 31, 2015 in order to partially finance the acquisition of our new vessels.  Please see "Description of Indebtedness―Credit Facilities" below.
We entered into two convertible promissory notes with our Sponsor for general corporate purposes as well as to partially finance the acquisition of our new vessels. As of December 31, 2015, we had drawn $15.8 million under the convertible promissory notes. Please see Please see "Description of Indebtedness―Convertible Promissory Notes" below.
We raised $13.8 million through the sale of 15,355,559 common shares to our Sponsor and our Chief Executive Officer for general corporate purposes as well as to partially finance the acquisition of our new vessels.
Given the current drybulk charter rates, our cash flow projections indicate that cash on hand and cash provided by operating activities might not be sufficient to cover the liquidity needs that become due in the twelve-month period ending December 31, 2016. We have relied on Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is also our major shareholder, for both vessel acquisitions and general corporate purposes during 2015 and for further funding during 2016. We also intend to apply additional measures to reduce potential cash flow shortfall if current drybulk charter rates remain at today's historical low levels. We have undertaken a cost-cutting initiative to decrease our daily vessel operating expenses. We are also exploring raising additional equity from both capital markets and private investors.
Given these facts we cannot provide any assurance that we will in fact operate our business profitably, generate sufficient revenue and operating cash flow.
Cash Flows
	Year ended December 31,
	2015	2014	2013
Cash Flow Data:
Net cash (used in) / provided by operating activities	(4,737)	(14,858)	1,030
Net cash (used in) / provided by investing activities	(201,684)	105,895	993
Net cash provided by / (used in) financing activities	206,852	(91,239)	(3,246)

Year ended December 31, 2015, as compared to year ended December 31, 2014
Operating Activities: Net cash used in operating activities amounted to $4.7 million in 2015, consisting of net loss after non-cash items of $6.6 million plus a decrease in working capital of $1.9 million. Net cash used in operating activities amounted to $14.9 million in 2014, consisting of net loss after non-cash items of $5.2 million less an increase in working capital of $9.7 million.
Investing Activities: The 2015 cash outflow resulted from the acquisition of eight vessels during the year. The 2014 cash inflow resulted from the sale of the then four remaining vessels in March 2014 in connection with the delivery and settlement agreement with Piraeus Bank to unwind the related credit facility.
Financing Activities: The 2015 cash inflow resulted from proceeds obtained from loan agreements, common stock issuance and issuance of convertible promissory notes for the acquisition of vessels. The 2014 cash outflow resulted mainly from $94.4 million of principal repayments of our debt that was partially offset by $3.2 million in proceeds from issuance of our common stock.

Year ended December 31, 2014, as compared to year ended December 31, 2013
Operating Activities: Net cash used in operating activities amounted to $14.9 million in 2014, consisting of net loss after non-cash items of $5.2 million less an increase in working capital of $9.7 million. Net cash provided by operating activities amounted to $1.0 million in 2013, consisting of net loss after non-cash items of $8.9 million plus a decrease in working capital of $9.9 million.
Investing Activities: The 2014 cash inflow resulted from the sale of the then four remaining vessels in March 2014 in connection with the delivery and settlement agreement with Piraeus Bank to unwind the related credit facility.  The 2013 cash inflow resulted from proceeds of $4 million from the disposal of a vessel, offset by $3 million of cash paid and disposed of upon the disposal of the vessel owning subsidiaries financed by the DVB and the UOB loan facilities.
Financing Activities: The 2014 cash outflow resulted mainly from $94.4 million of principal repayments of our debt that was partially offset by $3.2 million in proceeds from issuance of our common stock.  The 2013 cash outflow resulted from $5.2 million of principal repayments of our debt that was partially offset by the decrease of $2 million in restricted cash upon the disposal of the vessel owning subsidiaries financed by the DVB loan facility.
Loan Arrangements
Credit Facilities
March 2015 Alpha Bank A.E. Loan Facility
On March 6, 2015, we entered into a $8.75 million secured loan facility with Alpha Bank A.E. to partly finance the acquisition of the Leadership. The facility was amended on December 23, 2015. The facility bears interest at LIBOR plus a margin of 3.75% and is repayable in twenty consecutive quarterly installments, the first four installments being $0.2 million each and the next sixteen quarterly installments being $0.25 million each, with a final balloon payment of $3.95 million due on March 17, 2020. The borrower under the facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first preferred mortgage over the vessel, a general assignment covering earnings, insurances, charter parties and requisition compensation, an account pledge agreement, and technical and commercial managers' undertaking. The facility also imposes certain operating and financing covenants. Some of these covenants may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the lender. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis generally maintain from June 30, 2018 a percentage ratio of net debt to total assets that does not exceed 75%, from June 30, 2018 a ratio of EBITDA to net interest expense that is not less than 2:1, and liquidity in a specified amount. In addition, from January 1, 2017 the borrower shall ensure that the market value of the vessel plus any additional security to total facility outstanding shall not be less than 125%. The lender may accelerate the maturity of the facility and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the facility. The facility also places a restriction on our ability to distribute dividends to our shareholders, that is the amount of the dividends so declared shall not exceed 50% of our net income except in case that cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period. In addition, the facility places a restriction on the borrower's ability to make loans or advances to any person, firm, corporation, joint venture or other entity, including Seanergy Maritime Holdings Corp., without the prior written consent of the lender. As of December 31, 2015, $8.2 million was outstanding under the facility, excluding the unamortized financing fees.
HSH Nordbank AG Loan Facility
On September 1, 2015, we entered into a $44.4 million senior secured loan facility with HSH Nordbank AG to finance the acquisition of the Geniuship and Gloriuship. The facility bears interest at LIBOR plus a margin between 3.25% and 3.6% and is repayable in twelve consecutive quarterly instalments of $1.0 million each, commencing on September 30, 2017, with a final balloon payment of $31.8 million due on June 30, 2020.  The borrowers under the facility are the two applicable vessel-owning subsidiaries, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility was made available in two advances, each advance comprised of two tranches.  On October 13, 2015, we drew the first advance of $27.6 million in order to the finance the acquisition of the Geniuship.  On November 3, 2015, we drew the second advance of $16.8 million in order to finance the acquisition of the Gloriuship.  The facility is secured by a first priority mortgage over each of the vessels, a general assignment covering earnings, charterparties, insurances and requisition compensation for each of the vessels, an earnings account pledge agreement for each of the vessels, technical and commercial managers' undertaking, a shares security deed of the two borrowers' shares and a master agreement assignment.  The facility also imposes certain operating and financing covenants.  Some of these covenants may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, or sell the vessels without the consent of the lender.  Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis generally maintain from September 30, 2017 a percentage ratio of total liabilities to total assets that does not exceed 75%, commencing on September 30, 2017 a ratio of EBITDA to interest payments that is not less than 2:1, and liquidity in a specified amount. In addition, from September 30, 2017 the borrowers shall ensure that the market value of the vessels plus any additional security to total facility outstanding shall not be less than 120%. The facility also places a restriction on the borrowers' ability to distribute dividends to Seanergy Maritime Holdings Corp., in case the market values of Geniuship and Gloriuship plus any additional security is less than 145% of total facility outstanding and the cash balance of the borrowers post distribution of dividends is less than $3 million. The latter restriction applies not later than December 31, 2016. As of December 31, 2015, $44.4 million was outstanding under the facility, excluding the unamortized financing fees.

Unicredit Bank AG Loan Facility
On September 11, 2015, we entered into a $52.7 million secured term loan facility with Unicredit Bank AG to partly finance the acquisition of the Premiership, Gladiatorship and Guardianship.  The facility bears interest at LIBOR plus a margin of between 2.75% and 3.20% and is repayable in fifteen consecutive quarterly instalments of $1.6 million each, commencing on June 26, 2017, with a final balloon payment of $29.4 million due on December 28, 2020. The borrowers under the facility are the three applicable vessel-owning subsidiaries, and the facility is guaranteed by Seanergy Maritime Holdings Corp.  The facility was made available in three tranches.  On September 11, 2015, we drew the first tranche of $25.4 million to partly finance the acquisition of the Premiership.  On September 29, 2015, we drew the second tranche of $13.6 million to partly finance the acquisition of the Gladiatorship.  On October 21, 2015, we drew the third tranche of $13.6 million to partly finance the acquisition of the Guardianship. The facility is secured by a first preferred mortgage over each of the relevant vessels, a general assignment covering earnings, charterparties, insurances and requisition compensation for each of the vessels, an account pledge agreement for each of the vessels, technical and commercial managers' undertaking, a shares security deed of the three applicable vessel owning subsidiaries' shares and a hedging agreement assignment.  The facility also imposes certain operating and financing covenants.  Some of these covenants may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the lender.  Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis generally maintain from September 30, 2017 a percentage ratio of total liabilities to total assets that does not exceed 75%, from September 30, 2017 a ratio of EBITDA to net interest expense that is not less than 2:1, and liquidity in a specified amount. In addition, from September 11, 2016 and from September 11, 2017 the borrowers shall ensure that the market value of the vessels plus any additional security and minimum liquidity to total facility outstanding shall not be less than 100% and 120%, respectively.  As of December 31, 2015, $52.7 million was outstanding under the facility, excluding the unamortized financing fees.
November 2015 Alpha Bank A.E. Loan Facility
On November 4, 2015, we entered into a $33.8 million secured loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship.  The facility bears interest at LIBOR plus a margin of 3.50% and is repayable in sixteen consecutive quarterly instalments of $0.8 million each, commencing on February 12, 2018, with a final balloon payment of $20.3 million due on November 10, 2021. The borrower under the facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp.  The facility is secured by a first preferred mortgage over the vessel, a general assignment covering earnings, insurances, charterparties and requisition compensation, an account pledge agreement, and technical and commercial managers' undertaking. The facility also imposes certain operating and financing covenants.  Some of these covenants may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the lender. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis generally maintain from June 30, 2018 a percentage ratio of net debt to total assets that does not exceed 75%, from June 30, 2018 a ratio of EBITDA to net interest expense that is not less than 2:1, and liquidity in a specified amount. In addition, from January 1, 2018 the borrower shall ensure that the market value of the vessel plus any additional security to total facility outstanding shall not be less than 125%.  The facility also places a restriction on our ability to distribute dividends to our shareholders, that is the amount of the dividends so declared shall not exceed 50% of our net income except in case that cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period.  In addition, the facility places a restriction on the borrower's ability to make loans or advances to any person, firm, corporation, joint venture or other entity, including Seanergy Maritime Holdings Corp., without the prior written consent of the lender. As of December 31, 2015, $33.8 million was outstanding under the facility, excluding the unamortized financing fees.
Natixis Loan Facility
On December 2, 2015, we entered into a $39.4 million secured term loan facility with Natixis to partly finance the acquisition of the Championship.  The facility bears interest at LIBOR plus a margin of 2.50% and is repayable in fifteen consecutive quarterly instalments of $1.0 million each, commencing on June 30, 2017, with a final balloon payment of $24.6 million due on February 26, 2021. The borrower under the facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first priority mortgage over the vessel, a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement, a commercial manager undertaking and a technical manager undertaking.  The facility also imposes certain operating and financing covenants.  Some of these covenants may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessel without the consent of the lender.  Certain other covenants require ongoing compliance, including requirements that we maintain from January 1, 2018 a percentage ratio of total liabilities to total assets that does not exceed  75%, from January 1, 2018 a ratio of EBITDA to net interest expense that is not less than 2:1, and cash and cash equivalents in a specified amount. In addition, from February 1, 2017 the borrower shall ensure that the market value of the vessel plus any additional security to total facility outstanding shall not be less than 120%. As of December 31, 2015, $39.4 million was outstanding under the facility, excluding the unamortized financing fees.

Convertible Promissory Notes

On March 12, 2015, we issued an unsecured convertible promissory note for $4.0 million to Jelco. The note is repayable in ten consecutive semi-annual installments of $0.2 million, along with a balloon installment of $2.0 million payable on the final maturity date, March 19, 2020. The note bears interest at three month LIBOR plus a margin of 5% with interest payable quarterly. The Company has the right to defer up to three consecutive installments to the balloon installment. As of the date of this annual report the Company has deferred the installment due for payment on March 19, 2016 to the balloon installment. At Jelco's option, the principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share.  The holder also received customary registration rights with respect to any shares received upon conversion of the note.  As of December 31, 2015, $3.8 million was outstanding under the note.
On September 7, 2015, we issued an unsecured revolving convertible promissory note to Jelco for an amount up to $6.8 million, or the Applicable Limit. Following four amendments to the note between December 2015 and March 2016, the Applicable Limit was raised to $16.3 million. The Applicable Limit will be reduced by $2.5 million each year after the second year following September 10, 2015. The aggregate outstanding principal is repayable on September 10, 2020, however, principal is also repayable earlier to the extent that the aggregate outstanding principal exceeds the Applicable Limit (as it may be reduced from time to time). The note bears interest at three month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, the Company's obligation to repay the principal amount under the revolving convertible note is payable in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share. The holder also received customary registration rights with respect to any shares received upon conversion of the note.  As of December 31, 2015, $11.8 million was outstanding under the note.
Capital Requirements
In addition to principal repayments and interest payments on outstanding debt obligations described above, capital expenditures relate to the routine drydocking of our vessels. The expected cost of the scheduled maintenance that will take place in 2016 is $0.5 million.
C.            Research and development, patents and licenses, etc.
Not applicable.
D.            Trend Information
Our results of operations depend primarily on the charter hire rates that we are able to realize for our owned vessels, which depend on the demand and supply dynamics characterizing the drybulk freight market at any given time. The BDI has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market. In 2013, the BDI ranged from a low of 698 in January to a high of 2,337 in December 2013. In 2014, the BDI ranged from a high of 2,113 in January to a low of 723 in July. In 2015, the BDI ranged from a high of 1,222 in August to a low of 471 in December. The BDI recorded a record low of 290 in February 2016.
The decline and volatility in charter hire rates in the drybulk market reflects in part the fact that the supply of drybulk vessels in the market has been increasing. Demand for drybulk vessel services is influenced by global financial conditions. Global financial conditions remain volatile and demand for drybulk services may decrease in the future. The combination of increasing drybulk capacity (both current and expected) and decreasing demand or demand which is not offset by the increase in drybulk capacity may result in reductions in charter hire rates and, as a consequence, adversely affect our operating results.
E.            Off-balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
F.            Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2015 (in thousands of U.S. Dollars):
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt	$178,447	$950	$29,431	$99,804	$48,262
Convertible promissory notes	15,565	400	4,800	10,365	-
Interest expense - long term debt	32,386	6,897	13,539	10,556	1,394
Interest expense - convertible promissory notes	3,924	994	1,790	1,140	-
Total	$230,322	$9,241	$49,560	$121,865	$49,656

G.            Safe Harbor
See the section titled "Cautionary Statement Regarding Forward-Looking Statements" at the beginning of this annual report.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management
Set forth below are the names, ages and positions of our current directors and executive officers. Members of our board of directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is 16 Grigoriou Lambraki Street, 166 74 Glyfada, Athens, Greece.
Name	Age	Position	Director Class
Stamatios Tsantanis	43	Chairman, Chief Executive Officer, Interim Chief Financial Officer & Director	A (term expires in 2016)
Christina Anagnostara	44	Director	B (term expires in 2017)
Elias Culucundis	73	Director	A (term expires in 2016)
Dimitris Anagnostopoulos	68	Director	C (term expires in 2018)

Biographical information with respect to each of our directors and our executive officer is set forth below.
Stamatios Tsantanis has been a member of our board of directors and our chief executive officer since October 1, 2012. Mr. Tsantanis has also been the Chairman of our Board of Directors since October 1, 2013 and our Interim Chief Financial Officer since November 1, 2013. Mr. Tsantanis brings more than 17 years of experience in shipping and finance and held senior management positions in prominent shipping companies. Prior to joining us, from September 2008 he served as Group Chief Financial Officer of Target Marine S.A. and was responsible for its corporate and financial strategy. Mr. Tsantanis previously served as the Chief Financial Officer and as a Director of Top Ships Inc. from its initial public offering and listing on NASDAQ in 2004 until September 2008. Prior to that, he was an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active role in a number of shipping corporate finance transactions. Mr. Tsantanis holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, and a Bachelors degree in Shipping Economics from the University of Piraeus.
Christina Anagnostara served as our chief financial officer from November 17, 2008 until October 31, 2013 and has served as a member of our board of directors since December 2008. From February 2007 to November 2008, she served as chief financial officer and a board member for Global Oceanic Carriers Ltd, a drybulk shipping company listed on the Alternative Investment Market of the London Stock Exchange, or AIM. Between 1999 and 2006, she was a senior manager at EFG Audit & Consulting Services, the auditors of the Geneva-based EFG Group, an international banking group specializing in global private banking and asset management. Prior to working at EFG Group, she worked from 1998 to 1999 in the internal audit group of Eurobank EFG, a bank with a leading position in Greece; and between 1995 and 1998 as a senior auditor at Ernst & Young Hellas, SA, Greece, the international auditing firm. Ms. Anagnostara studied Economics in Athens and has been a Certified Chartered Accountant since 2002.
Elias Culucundis has been a member of our board of directors since our inception. Since 2006, Mr. Culucundis has been an executive member of the board of directors of Hellenic Duty Free Shops S.A. Since 1999, Mr. Culucundis has been president, chief executive officer and director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. From 2002 until 2010, Mr. Culucundis was a member of the board of directors of Folli Follie S.A. Additionally, from 1996 to 2000, he was a director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a director of Point Clear Navigation Agency Ltd, a marine project company. From 1981 to 1995, Mr. Culucundis was a director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical director and eventually ascended to the position of chief executive officer, overseeing a large fleet of Panamax, Aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of new vessels. From 1971 to 1980, Mr. Culucundis was a director and the chief executive officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. Off Shore Consultants Inc. He worked in Floating Production, Storage and Offloading vessel, or FPSO, design and construction and responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell plc. Seven FPSOs were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of our fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of several industry organizations, including the Council of the Union of Greek Shipowners and American Bureau of Shipping. Mr. Culucundis is a fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

Dimitris Anagnostopoulos has been a member of our board of directors since May 2009. Mr. Anagnostopoulos has over forty years of experience in shipping and ship finance. His career began in the 1970's at Athens University of Economics followed by four years with the Onassis Group in Monaco. Mr. Anagnostopoulos has also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he has spent nearly two decades with the Bank as Senior Vice-President and Head of Shipping. In June 2010 he was elected a board member of the Aegean Baltic Bank S.A. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at the City University Cass Business School in London and the Erasmus University in Rotterdam. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping. In 2008 he was named by the Lloyd's Organization as Shipping Financier of the Year.
No family relationships exist among any of the directors and executive officers.
B.            Compensation
For the year ended December 31, 2015, we paid our executive officers and directors aggregate compensation of $0.3 million. Our executive officers are employed by us pursuant to employment and consulting contracts.
Each member of our board of directors receives a fee of $20,000 per year. The Shipping Committee fee has been suspended from July 1, 2013 until the Board of Directors decides otherwise. The aggregate director fees paid by us for the years ended December 31, 2015, 2014 and 2013 totaled $80,000, $80,000 and $263,500, respectively.
On January 12, 2011 our board of directors adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan, or the Plan. The Plan was amended and restated on July 2, 2015, to increase the aggregate number of shares of our common stock reserved for issuance under the Plan from 583,334 shares to 4,283,334 shares. The Plan is administered by the Compensation Committee of our board of directors. Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our Compensation Committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient's continued service as an employee or a director of the Company, through the applicable vesting date.
On October 1, 2015, the Compensation Committee granted an aggregate of 189,000 restricted shares of common stock, pursuant to the Plan. Of the total 189,000 shares issued, 36,000 shares were granted to Seanergy's board of directors and the other 153,000 shares were granted to certain of Seanergy's other employees. The fair value of each share on the grant date was $3.70 and will be expensed over three years. The shares to Seanergy's board of directors will vest over a period of two years commencing on October 1, 2015. On October 1, 2015, 12,000 shares vested, 12,000 shares will vest on October 1, 2016 and 12,000 shares will vest on October 1, 2017. All the shares granted to certain of Seanergy's employees will vest over a period of three years, commencing on October 1, 2015. On October 1, 2015, 25,000 shares vested, 33,000 shares will vest on October 1, 2016, 44,000 shares will vest on October 1, 2017 and 51,000 shares will vest on October 1, 2018.
C.            Board Practices
Our directors do not have service contracts and do not receive any benefits upon termination of their directorships. Our board of directors has an audit committee, a compensation committee, a nominating committee and a shipping committee. Our board of directors has adopted a charter for each of these committees.
Audit Committee
Our audit committee consists of Messrs. Dimitris Anagnostopoulos and Elias Culucundis. Our board of directors has determined that the members of the audit committee meet the applicable independence requirements of the Commission and the NASDAQ Stock Market Rules. Our board of directors has determined that Mr. Dimitris Anagnostopoulos is an "Audit Committee Financial Expert" under the Commission's rules and the corporate governance rules of the NASDAQ Stock Market.
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
Shipping Committee
We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance in order to accelerate the pace of our decision making in respect of shipping business opportunities, such as the acquisition of vessels or companies. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that our directors bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors. The shipping committee consists of three directors. In accordance with the Amended and Restated Charter of the Shipping Committee, two of the directors on the shipping committee are nominated by Jelco and one of the directors on the shipping committee is nominated by a majority of our board of directors and is an independent member of the board of directors. The members of the shipping committee are Mr. Stamatios Tsantanis and Ms. Christina Anagnostara, who are Jelco's nominees, and Mr. Elias Culucundis, who is the Board's nominee.
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
As a result of these various provisions, in general, all shipping-related decisions will be made by Jelco's appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the shipping committee.
D.            Employees
We currently have one executive officer, Mr. Stamatios Tsantanis. In addition, we employ Ms. Theodora Mitropetrou, our general counsel, and a support staff of sixteen employees.
E.            Share Ownership
The shares of our common stock beneficially owned by our directors and executive officers are disclosed below in "Item 7. Major Shareholders and Related Party Transactions."
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders
The following table sets out information, of which we are aware as of the date of this annual report, regarding the beneficial ownership of our common shares by (i) the owners of more than five percent of our outstanding common shares and (ii) our directors and executive officers. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.
Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
	Claudia Restis (1)	39,058,220	93.4%
	All directors and executive officers as a group (4 individuals)	369,533	1.9%

All shares owned by the shareholders listed in the table above have the same voting rights as other shares of our common stock.
(1)            Claudia Restis is the beneficial owner of 38,427,008 of these shares through Jelco and of 853,434 of these shares through Comet, each of which is controlled through a revocable trust of which she is beneficiary.  The shares she may be deemed to beneficially own through Jelco include (i) 4,222,223 shares of which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, issued by the Company to Jelco and (ii) 18,072,223 shares which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended on December 1, 2015, December 14, 2015, January 27, 2016 and March 7, 2016, issued by the Company to Jelco. This beneficial ownership represents an increase from the 87.5% beneficial ownership reported in the Company's annual report on Form 20-F for the year ended December 31, 2014, filed with the Commission on April 21, 2015.
As disclosed in the Schedule 13D/A filed September 9, 2014 and the Schedule 13D filed June 10, 2015, United Capital Investments Corp., Atrion Shipholding S.A. and Plaza Shipholding Corp., affiliates of members of the Restis family, previously reported beneficial ownership of more than five percent of our outstanding common shares.  However based on the current number of our outstanding common shares and the share ownership reported in such Schedule 13D/A and Schedule 13D (as adjusted for the 1-for-5 reverse stock split discussed elsewhere), we believe that United Capital Investments Corp., Atrion Shipholding S.A. and Plaza Shipholding Corp. each currently beneficially owns less than five percent of our outstanding common shares.
B.            Related Party Transactions
Agreement for the Acquisition of Seven Vessels
On August 6, 2015, we entered into a purchase agreement with entities affiliated with certain of our principal shareholders to acquire seven secondhand drybulk vessels, consisting of five Capesize and two Supramax vessels, for an aggregate purchase price of $183.4 million. These included all of the vessels in our current fleet other than Leadership.  We took delivery of the seven vessels between September and December 2015.  The acquisition costs of the seven vessels were funded with proceeds from a $44.4 million senior secured loan facility with HSH Nordbank AG to finance the acquisition of the Geniuship and Gloriuship, a $52.7 million secured term loan facility with Unicredit Bank AG to partly finance the acquisition of the Premiership, Gladiatorship and Guardianship, a $33.8 million secured loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship, a $39.4 million secured term loan facility with Natixis to partly finance the acquisition of the Championship, the Share Purchase Agreement and an unsecured revolving convertible promissory note issued to Jelco initially for an amount up to $6.8 million.  For more information regarding our current loan facilities and convertible promissory notes, please see "Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources."
Share Purchase Agreements
On June 24, 2014 we entered into a share purchase agreement with Plaza and Comet, which are all companies affiliated with the Restis family, under which we sold 378,000 of our common shares for $1.134 million and on the same date we entered into a registration rights agreement in connection with a share purchase agreement discussed above, under which we sold 378,000 of our common shares to each of Plaza and Comet. Our Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining the our net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange and with an additional option value to existing shareholders upon the consummation of the Asset Contribution calculated from the Black-Scholes options pricing model. On June 27, 2014, we completed the equity injection plan with the two abovementioned entities. The shares to the two entities were issued on June 27, 2014.
On September 29, 2014 we entered into a share purchase agreement with Plaza and Comet, which are all companies affiliated with the Restis family, under which we sold 320,000 of our common shares for $0.96 million and on the same date we entered into a registration rights agreement in connection with a share purchase agreement discussed above, under which we sold 320,000 of our common shares to each of Plaza and Comet. Our Board of Directors obtained an updated fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining the our net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange and with an additional option value to existing shareholders upon the consummation of the Asset Contribution calculated from the Black-Scholes options pricing model.  On September 30, 2014, we completed the equity injection plan with the two abovementioned entities. The shares to the two entities were issued on September 30, 2014.

On December 19, 2014 we entered into a share purchase agreement with Jelco, an entity affiliated with one of our major shareholders, under which we sold 888,000 of our common shares for $1.11 million and on the same date we entered into a registration rights agreement in connection with a share purchase agreement discussed above, under which we sold 888,000 of our common shares to each of Plaza and Comet. Our Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining our net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange. On December 30, 2014, we completed the equity injection plan with the abovementioned entity. The shares to the entity were issued on December 30, 2014.
On March 12, 2015 we entered into a share purchase agreements with Jelco, an entity affiliated with one of our major shareholders, and Stamatios Tsantanis, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, under which we sold 5,000,100 of our common shares to Jelco, for $4.5 million and 333,400of our common shares Mr. Tsantanis, for $0.3 million and on the same date we entered into registration rights agreements with Jelco and Mr. Tsantanis with respect to these common shares. Our Board of Directors obtained fairness opinions from an independent third party for the share price. The price was determined using a build-up method, combining our net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange.
On September 7, 2015, the Company entered into a share purchase agreement under which the Company sold 10,022,240 of its common shares in three tranches to Jelco for $9.0 million. The common shares were sold at a price of $0.90 per share. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using the capital market multiples and the discounted cash flow methods. On September 11, 2015, the first tranche of 3,889,980 common shares was sold for $3.5 million. On September 29, 2015, the second tranche of 2,655,740 common shares was sold for $2.4 million. On October 21, 2015, the third tranche of 3,476,520 common shares was sold for $3.1 million. The transaction was approved by an independent committee of the Company's Board of Directors.
Convertible Promissory Notes
On March 12, 2015, we issued an unsecured convertible promissory note for $4.0 million to Jelco. The note is repayable in ten consecutive semi-annual installments of $0.2 million, along with a balloon installment of $2.0 million payable on the final maturity date, March 19, 2020. The note bears interest at three month LIBOR plus a margin of 5% with interest payable quarterly. The Company has the right to defer up to three consecutive installments to the balloon installment. As of the date of this annual report the Company has deferred the installment due for payment on March 19, 2016 to the balloon installment. At Jelco's option, the principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share.  The holder also received customary registration rights with respect to any shares received upon conversion of the note.  As of December 31, 2015, $3.8 million was outstanding under the note.
On September 7, 2015, we issued an unsecured revolving convertible promissory note to Jelco for an amount up to $6.8 million, or the Applicable Limit. Following four amendments to the note between December 2015 and March 2016, the Applicable Limit was raised to $16.3 million. The Applicable Limit will be reduced by $2.5 million each year after the second year following September 10, 2015. The aggregate outstanding principal is repayable on September 10, 2020, however, principal is also repayable earlier to the extent that the aggregate outstanding principal exceeds the Applicable Limit (as it may be reduced from time to time). The note bears interest at three month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, the Company's obligation to repay the principal amount under the revolving convertible note is payable in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share. The holder also received customary registration rights with respect to any shares received upon conversion of the note.  As of December 31, 2015, $11.8 million was outstanding under the note.
Commercial Real Estate Sublease Agreement
We previously leased our executive office space in Athens, Greece pursuant to the terms of a sublease agreement between Seanergy Management and Waterfront S.A., a company affiliated with a member of the Restis family. The initial sublease was subsequently amended, including on January 1, 2015 to provide that for the remaining term of the sublease agreement the sublease fee would be EUR 25,000 and that the term of the agreement was extended to January 31, 2015, on February 1, 2015 to extend the sublease term to February 28, 2015, and on March 13, 2015 to extend the sublease term to March 15, 2015, at a lease payment of EUR 12,500, following which we relocated our executive office space to premises owned by an unaffiliated third party.

C.            Interests of Experts and Counsel
Not applicable.
ITEM 8.	FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information
See Item 18.
Legal Proceedings
We have previously reported that in 2010, certain of our then shareholders, including George Koutsolioutsos, who was also the former Chairman of the Board of the Company, brought suit in Greece against certain other shareholders of the Company, our former Chief Financial Officer, and the immediate successor to Mr. Koutsolioutsos as our Chairman. The suit seeks damages from the defendants for alleged willful misconduct that purportedly caused the plaintiffs damage both by way of diminution of the value of their shares in the Company and harm to their reputations. The defendants have advised us that they do not believe the action has merit, and that they intend vigorously to defend it. The next hearing date in this action is currently scheduled for May 26, 2016.
Mr. Koutsolioutsos also commenced three actions in Greece during 2014 against his immediate successor as our Chairman, on substantially the same or related set of grounds. The plaintiff seeks money damages in two of these cases. The next hearing date in these actions is also currently scheduled for May 26, 2016. The third case, in which the plaintiff sought an injunction, was discontinued by the plaintiff in September 2014.
Neither we nor our current Chairman is named in any of these actions. We have notified our insurance underwriters of these actions, and our underwriters are advancing a portion of the defendants' legal expenses.
Dividend Policy
The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.  In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries and affiliates distributing to us their earnings and cash flow. Some of our loan agreements limit our and our subsidiaries' and affiliates' ability to make distributions to us.
B.            Significant Changes
There have been no significant changes since the date of the consolidated financial statements included in this annual report.
ITEM 9.	THE OFFER AND LISTING

A.            Offer and Listing Details
Our common shares trade on the NASDAQ Capital Market under the symbol "SHIP."  The following table sets forth the high and low closing prices for each of the periods indicated for our shares of common stock, as adjusted for the 5-for-1 reverse stock split effective January 8, 2016 and for 15-for-1 reverse stock split effective June 24, 2011.

For the Year Ended December 31,	High	Low
2015	$6.75	$2.75
2014	$9.95	$4.13
2013	$12.30	$4.00
2012	$21.15	$5.20
2011	$74.18	$10.31

For the Quarter Ended	High	Low
March 31, 2016	$5.54	$1.58
December 31, 2015	$4.35	$3.00
September 30, 2015	$6.75	$3.02
June 30, 2015	$4.10	$2.75
March 31, 2015	$4.50	$3.25
December 31, 2014	$8.80	$4.13
September 30, 2014	$9.15	$6.75
June 30, 2014	$8.70	$6.40
March 31, 2014	$9.95	$6.55

For the Month Ended	High	Low
April 1, 2016 through April 19, 2016	$3.01	$2.36
March 2016	$3.87	$2.52
February 2016	$4.72	$2.41
January 2016	$5.54	$1.58
December 2015	$3.45	$3.00
November 2015	$3.65	$3.16
October 2015	$4.35	$3.35

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
B.            Memorandum and Articles of Incorporation
Our amended and restated articles of incorporation have been filed in the Annex to Seanergy Maritime's proxy statement filed with the Commission on Form 6-K on July 31, 2008. Those amended and restated articles of incorporation contained in such Annex are incorporated by reference. Our second amended and restated bylaws have been filed with the Commission on Form 6-K on July 20, 2011, which we incorporate by reference.  We also incorporate by reference, the section titled "Description of Capital Stock" in our Registration Statement on Form F-3 (Registration No. 333-205301), declared effective by the Commission on August 17, 2015.
C.            Material contracts
Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. We refer you to "Item 4. Information on the Company–A. History and Development of the Company,"  "Item 4. Information on the Company–B. Business Overview," "Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Loan Arrangements," and "Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions" for a discussion of these contracts.  Other than as discussed in this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.            Exchange controls
Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of shares of our common stock.
E.	Taxation
The following is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of our common stock as well as the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations. The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply to a beneficial owner of our common stock that is treated for U.S. federal income tax purposes as:
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
United States Federal Income Tax Consequences
Taxation of Operating Income: In General
Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, constitutes income from sources within the United States, which we refer to as "U.S. source gross shipping income."
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
For our 2015 taxable year, we did not have any U.S. source gross shipping income and consequently we were not subject to the 4% U.S. federal income tax.
We may, however, realize U.S. source gross shipping income in our 2016 or subsequent taxable years. If we realize U.S. source gross shipping income in our 2016 or subsequent taxable year, we would be subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in " – Taxation in the Absence of Exemption," unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below.

Exemption of Operating Income from United States Federal Income Taxation
Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:
•	we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and
either
•	more than 50% of the value of our stock is owned, directly or indirectly, by "qualified shareholders," that are persons (i) who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, and (ii) we satisfy certain substantiation requirements, which we refer to as the "50% Ownership Test;" or
•	our stock is "primarily" and "regularly" traded on one or more established securities markets in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."
The jurisdictions where we and our ship-owning subsidiaries are incorporated grant "equivalent exemptions" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
50% Ownership Test
Under the regulations, a foreign corporation will satisfy the 50% Ownership Test for a taxable year if (i) for at least half of the number of days in the taxable year, more than 50% of the value of its stock is owned, directly or constructively through the application of certain attribution rules prescribed by the regulations, by one or more shareholders who are residents of foreign countries that grant "equivalent exemption" to corporations organized in the United States and (ii) the foreign corporation satisfies certain substantiation and reporting requirements with respect to such shareholders.
These substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them. Even if we were not able to satisfy the 50% Ownership Test for a taxable year, we may nonetheless qualify for exemption from tax under Section 883 if we are able to satisfy the Publicly-Traded Test, which is described below.
Publicly-Traded Test
The regulations provide that the stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.
Under the regulations, the stock of a foreign corporation will be considered "regularly traded" if one or more classes of its stock representing 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets (such as NASDAQ Capital Market), which we refer to as the "listing threshold."
The regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least sixty (60) days during the taxable year or one-sixth (1/6) of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if a foreign corporation do not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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
For purposes of being able to determine our 5% Shareholders, the regulations permit a foreign corporation to rely on Schedule 13G and Schedule 13D filings with the Commission. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
The Closely-Held Rule will not disqualify a foreign corporation, however, if it can establish or substantiate that qualified shareholders own, actually or constructively under specified attribution rules, sufficient shares in the closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year. These substantiation requirements are onerous and consequently there can be no assurance that we would be able to satisfy them.
Due to the factual nature of the issues involved, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for our 2016 or subsequent taxable year.
Taxation in Absence of Exemption
To the extent the benefits of Section 883 are unavailable, our U.S. source gross shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, otherwise referred to as the "4% Tax." Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% Tax.
To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source gross shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source gross shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.
Our U.S. source gross shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:
•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•	substantially all of our U.S. source gross shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.
We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source gross shipping income will be "effectively connected" with the conduct of a U.S. trade or business.
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
Taxation of U.S. Holders Making a "Mark-to-Market" Election
Alternatively, if we were to be treated as a PFIC for any taxable year and, as anticipated, our common stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

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
Marshall Islands Tax Consequences
We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends by us to its shareholders, and holders of our common stock that are not residents of or domiciled or carrying on any commercial activity in the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our common stock.
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

We will also provide without charge to each person, including any beneficial owner of our common stock, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Investor Relations, Seanergy Maritime Holdings Corp., 16 Grigoriou Lambraki Street, 166 74 Glyfada, Athens, Greece, telephone number +30 210 8913507 or facsimile number +30 210 9638450.
I.            Subsidiary information
Not applicable.
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk
We are exposed to risks associated with changes in interest rates relating to our unhedged variable–rate borrowings, according to which we pay interest at LIBOR plus a margin; as such increases in interest rates could affect our results of operations and ability to service our debt. As of December 31, 2015, we had aggregate variable-rate borrowings, including the shareholders' notes, of $194.0 million. An increase of 1% in the interest rates of our variable-rate borrowings as of December 31, 2015 would increase our interest payments $0.4 million per year. We have not entered into any hedging contracts to protect against interest rate fluctuations. We expect to manage any exposure in interest rates through our regular operating and financing activities.

Foreign Currency Exchange Rate Risk
We generate all of our revenue in U.S. dollars. The minority of our operating expenses (approximately 4% in 2015) and the majority of our general and administrative expenses (approximately 68% in 2015) are in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2015, these non-US dollar expenses represented 23% of our revenues. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. We have not hedged currency exchange risks associated with our expenses.
Inflation Risk
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

Both of our loan facilities with Alpha Bank A.E. place restrictions on our ability to distribute dividends to our shareholders, specifically that the amount of the dividends so declared shall not exceed 50% of our net income except in case that cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period.

ITEM 15.	CONTROLS AND PROCEDURES

a)            Disclosure Controls and Procedures
Management (our Chief Executive Officer / Interim Chief Financial Officer) has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2015). The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management (our Chief Executive Officer / Interim Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on that evaluation, our Chief Executive Officer / Interim Chief Financial Officer has concluded that our disclosure controls and procedures are effective as of the evaluation date.
b)            Management's Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is identified in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer / Interim Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP.
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
Management (our Chief Executive Officer / Interim Chief Financial Officer), has assessed the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the framework established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.. Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2015.
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

d)            Changes in Internal Control over Financial Reporting
During the year covered by this annual report, there have been the following significant changes in the Company's internal control over financial reporting in comparison with last year's annual report: a) the provision of technical management services to all of our vessels by an independent third party, namely V. Ships, b) in-house establishment of an Insurance & Claims Department to handle and monitor all relevant tasks, c) in-house establishment of an Operations Department to handle and monitor all relevant tasks and d) in-house establishment of a Technical Department to monitor all relevant tasks performed by V. Ships and also perform internally certain relevant tasks.
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Dimitris Anagnostopoulos, an independent director and a member of our audit committee, is an "Audit Committee Financial Expert" under Commission rules and the corporate governance rules of the NASDAQ Capital Market.
ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers and directors. Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.seanergymaritime.com. We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request. We intend to disclose any waivers to or amendments of the Code of Business Conduct and Ethics for the benefit of any of our directors and executive officers, within 5 business days of such waiver or amendment. Shareholders may direct their requests to the attention of Investor Relations, Seanergy Maritime Holdings Corp., 16 Grigoriou Lambraki Street, 16674 Glyfada, Athens, Greece, telephone number +30 210 8913507 or facsimile number +30 210 9638450.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountants are Ernst & Young (Hellas) Certified Auditors-Accountants S.A., or EY. EY has billed us for audit, audit-related and non-audit services as follows:
	2015	2014
Audit fees	$170,000	$146,000
Audit related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	$170,000	$146,000

Audit fees for 2015 and 2014 of $170,000 and $146,000, respectively, related to professional services rendered for the audit of our financial statements for the years ended December 31, 2015 and 2014, respectively. As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Please see "Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions–Share Purchase Agreements" for a description of our recent sales of our common stock to certain of our affiliates.
ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

The financial information required by this item, together with the report of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., is set forth on pages F-1 through F-28 and are filed as part of this annual report.
Item 18.1

The Schedule I, beginning on page F-25, is filed as part of this report.
ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the registrant (1)
1.2	Second Amended and Restated Bylaws of the registrant (2)
1.3	Amendment to Amended and Restated Articles of Incorporation of the registrant (3)
1.4	Second Amendment to Amended and Restated Articles of Incorporation of the registrant (4)
1.5	Third Amendment to Amended and Restated Articles of Incorporation of the registrant (5)
1.6	Fourth Amendment to Amended and Restated Articles of Incorporation of the registrant (6)
1.7	Fifth Amendment to Amended and Restated Articles of Incorporation of the registrant (7)
2.1	Specimen Common Stock Certificate of the registrant (8)
4.1	Amended and Restated 2011 Equity Incentive Plan of the registrant
4.2	Share Purchase Agreement dated June 24, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp. (9)
4.3	Registration Rights Agreement dated June 24, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp. (10)
4.4	Share Purchase Agreement dated September 29, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp. (11)
4.5	Registration Rights Agreement dated September 29, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp. (12)
4.6	Share Purchase Agreement dated December 19, 2014 between the registrant and Jelco Delta Holding Corp. (13)
4.7	Registration Rights Agreement dated December 19, 2014 between the registrant and Jelco Delta Holding Corp. (14)
4.8	Memorandum of Agreement dated December 23, 2014 with respect to Leadership
4.9	Ship Technical Management Agreement dated as of February 11, 2015 between Leader Shipping Co. and V.Ships Greece Ltd. (15)
4.10	Novation Agreement to Ship Technical Management Agreement dated July 27, 2015, among V.Ships Greece Ltd., Leader Shipping Co. and V.Ships Limited
4.11	Addendum No. 1 to Technical Management Agreement dated March 18, 2016, between Leader Shipping Co. and V.Ships Limited
4.12	Form of Ship Technical Management Agreement with V.Ships Limited
4.13	Commercial Management Agreement dated as of March 2, 2015 between the registrant and Fidelity Marine Inc. (16)
4.14	Amendment No. 1 dated September 11, 2015 to Commercial Management Agreement dated as of March 2, 2015 between the registrant and Fidelity Marine Inc.
4.15	Amendment No. 2 dated February 24, 2016 to Commercial Management Agreement dated as of March 2, 2015 between the registrant and Fidelity Marine Inc.
4.16	Loan Agreement dated March 6, 2015 between Leader Shipping Co. and Alpha Bank A.E. (17)
4.17	First Supplemental Agreement dated December 23, 2015 between Leader Shipping Co. and Alpha Bank A.E. related to the Loan Agreement dated March 6, 2015
4.18	Convertible Promissory Note dated March 12, 2015 of the registrant to Jelco Delta Holding Corp. (18)
4.19	Share Purchase Agreement dated March 12, 2015 between the registrant and Jelco Delta Holding Corp. (19)
4.20	Registration Rights Agreement dated March 12, 2015 between the registrant and Jelco Delta Holding Corp. (20)
4.21	Share Purchase Agreement dated March 12, 2015 between the registrant and Stamatios Tsantanis. (21)
4.22	Registration Rights Agreement dated March 12, 2015 between the registrant and Stamatios Tsantanis. (22)
4.23	Convertible Promissory Note dated September 7, 2015 of the registrant to Jelco Delta Holding Corp. (23)
4.24	Share Purchase Agreement dated September 7, 2015 between registrant and Jelco Delta Holding Corp. (24)
4.25	Registration Rights Agreement dated September 7, 2015 between registrant and Jelco Delta Holding Corp. (25)
4.26	Amendment dated December 1, 2015 to Convertible Promissory Note dated September 7, 2015 between the registrant and Jelco Delta Holding Corp. (26)
4.27	Amendment dated December 14, 2015 to Convertible Promissory Note dated September 7, 2015 between the registrant and Jelco Delta Holding Corp. (27)
4.28	Amendment dated January 27, 2016 to Convertible Promissory Note dated September 7, 2015 between the registrant and Jelco Delta Holding Corp. (28)
4.29	Amendment dated March 7, 2016 to Convertible Promissory Note dated September 7, 2015 between the registrant and Jelco Delta Holding Corp. (29)
4.30	Purchase Agreement dated August 6, 2015 between the registrant and the Sellers listed on Schedule I thereto

4.31	Memorandum of Agreement dated August 6, 2015 with respect to Geniuship
4.32	Memorandum of Agreement dated August 6, 2015 with respect to Gloriuship
4.33	Memorandum of Agreement dated August 6, 2015 with respect to Premiership
4.34	Memorandum of Agreement dated August 6, 2015 with respect to Gladiatorship
4.35	Memorandum of Agreement dated August 6, 2015 with respect to Guardianship
4.36	Memorandum of Agreement dated August 6, 2015 with respect to Squireship
4.37	Memorandum of Agreement dated August 6, 2015 with respect to Championship
4.38	Loan Agreement dated September 1, 2015 between Sea Glorius Shipping Co., Sea Genius Shipping Co., HSH Nordbank AG and the Banks and Financial Institutions listed in Schedule 1 thereto
4.39	Facility Agreement dated September 11, 2015 between Premier Marine Co., Gladiator Shipping Co., Guardian Shipping Co., Seanergy Maritime Holdings Corp. and UniCredit Bank AG
4.40	Loan Agreement dated November 4, 2015 between Squire Ocean Navigation Co. and Alpha Bank A.E.
4.41	Facility Agreement dated December 2, 2015 between Champion Ocean Navigation Co., Seanergy Maritime Holdings Corp. and Natixis
8.1	List of Subsidiaries
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
101	The following financial information from the registrant's annual report on Form 20-F for the fiscal year ended December 31, 2015, formatted in Extensible Business Reporting Language (XBRL)
(1) Consolidated Balance Sheets as of December 31, 2015 and 2014;
(2) Consolidated Statements of Income/(loss) for the years ended December 31, 2015, 2014 and 2013;
(3) Consolidated Statements of Shareholders' (Deficit) / Equity for the years ended December 31, 2015, 2014 and 2013;
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013;
(5) Notes to Consolidated Financial Statements.

(1)	Incorporated herein by reference to Annex M to Exhibit 99.1 to Seanergy Maritime Corp.'s report on Form 6-K filed with the Commission on July 31, 2008 (File No. 001-33690).
(2)	Incorporated herein by reference to Exhibit 99.1 to the registrant's report on Form 6-K filed with the Commission on July 20, 2011.
(3)	Incorporated herein by reference to Exhibit 3.3 to the registrant's registration statement on Form F-1MEF filed with the Commission on August 28, 2009 (File No. 333--161595).
(4)	Incorporated herein by reference to Exhibit 3.4 to the registrant's report on Form 6-K filed with the Commission on September 16, 2010 (File No. 001-34848).
(5)	Incorporated herein by reference to Exhibit 1 to the registrant's report on Form 6-K filed with the Commission on June 27, 2011.
(6)	Incorporated herein by reference to Exhibit 1 to the registrant's report on Form 6-K filed with the Commission on August 5, 2011.
(7)	Incorporated herein by reference to Exhibit 3.7 to the registrant's report on Form 6-K filed with the Commission on January 7, 2016.
(8)	Incorporated herein by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed with the Commission on January 7, 2016.
(9)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed with the Commission on September 12, 2014.
(10)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed with the Commission on September 12, 2014.
(11)	Incorporated herein by reference to Exhibit B to the Schedule 13D related to the registrant filed with the Commission on March 12, 2015.
(12)	Incorporated herein by reference to Exhibit D to the Schedule 13D related to the registrant filed with the Commission on March 12, 2015.
(13)	Incorporated herein by reference to Exhibit C to the Schedule 13D related to the registrant filed with the Commission on March 12, 2015.
(14)	Incorporated herein by reference to Exhibit E to the Schedule 13D related to the registrant filed with the Commission on March 12, 2015.
(15)	Incorporated herein by reference to Exhibit 4.51 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(16)	Incorporated herein by reference to Exhibit 4.52 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(17)	Incorporated herein by reference to Exhibit 4.53 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(18)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed with the Commission on April 13, 2015.
(19)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed with the Commission on April 13, 2015.
(20)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed with the Commission on April 13, 2015.
(21)	Incorporated herein by reference to Exhibit 4.57 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(22)	Incorporated herein by reference to Exhibit 4.58 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(23)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed with the Commission on October 29, 2015.
(24)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed with the Commission on October 29, 2015.
(25)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed with the Commission on October 29, 2015.
(26)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed with the Commission on December 29, 2015.
(27)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed with the Commission on December 29, 2015.
(28)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed with the Commission on February 11, 2016.
(29)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed with the Commission on March 14, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chairman & Chief Executive Officer

Date: April 20, 2016

Seanergy Maritime Holdings Corp.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Seanergy Maritime Holdings Corp.

We have audited the accompanying consolidated balance sheets of Seanergy Maritime Holdings Corp. as of December 31, 2015 and 2014, and the related consolidated statements of income/(loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule listed in Item 18.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seanergy Maritime Holdings Corp. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements and schedule have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1d to the consolidated financial statements, the Company reports a working capital deficit and estimates that it may not be able to generate sufficient cash flow to meet its obligations and sustain its continuing operations for a reasonable period of time, that in turn raise substantial doubt about the Company's ability to continue as a going concern. Note 1d describes management's plans to address this issue. The consolidated financial statements and schedule do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
April 20, 2016
Athens, Greece

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2015 and 2014
 (In thousands of US Dollars, except for share and per share data)

	Notes	2015	2014
ASSETS
Current assets:
Cash and cash equivalents		3,304	2,873
Restricted cash		50	-
Accounts receivable trade, net		1,287	30
Inventories	5	2,980	-
Other current assets	6	657	304
Total current assets		8,278	3,207

Fixed assets:
Vessels, net	7	199,840	-
Office equipment, net		40	61
Total fixed assets		199,880	61

Other assets:
Deferred charges	2	1,194	-
TOTAL ASSETS		209,352	3,268

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt, net of deferred finance costs	8	718	-
Current portion of convertible promissory notes	3	103	-
Trade accounts and other payables	9	5,979	264
Due to related parties	4	-	105
Accrued liabilities		2,296	223
Deferred revenue		154	-
Total current liabilities		9,250	592

Non-current liabilities:
Long-term debt, net of current portion and deferred finance costs	8	176,787	-
Long-term portion of convertible promissory notes	3	31	-
Total liabilities		186,068	592

Commitments and contingencies	11	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2015 and 2014; 19,522,413 and 3,977,854 shares issued and outstanding as at December 31, 2015 and 2014, respectively	12	2	-
Additional paid-in capital	3	337,121	307,559
Accumulated deficit		(313,839)	(304,883)
Total Stockholders' equity		23,284	2,676
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		209,352	3,268

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Income / (Loss)
For the years ended December 31, 2015, 2014 and 2013
(In thousands of US Dollars, except for share and per share data)

	Notes	2015	2014	2013
Revenues:
Vessel revenue		11,661	2,075	23,838
Commissions		(438)	(65)	(759)
Vessel revenue, net		11,223	2,010	23,079
Expenses:
Direct voyage expenses		(7,496)	(1,274)	(8,035)
Vessel operating expenses		(5,639)	(1,006)	(11,086)
Voyage expenses - related party	3	-	(24)	(313)
Management fees - related party	3	-	(122)	(743)
Management fees		(336)	-	(194)
General and administration expenses		(2,804)	(2,987)	(3,966)
General and administration expenses - related party	3	(70)	(309)	(412)
Loss on bad debts		(30)	(38)	-
Amortization of deferred dry-docking costs		(38)	-	(232)
Depreciation		(1,865)	(3)	(982)
Impairment loss for vessels and deferred charges	2	-	-	(3,564)
Gain on disposal of subsidiaries	1	-	-	25,719
Gain on restructuring	1	-	85,563	-
Operating (loss) / income		(7,055)	81,810	19,271
Other income / (expenses), net:
Interest and finance costs	13	(1,460)	(1,463)	(8,389)
Interest and finance costs - related party	3 & 13	(399)	-	-
Interest income		-	14	13
Loss on interest rate swaps		-	-	(8)
Foreign currency exchange (losses) / gains, net		(42)	(13)	19
Total other expenses, net		(1,901)	(1,462)	(8,365)
(Loss) / income before taxes		(8,956)	80,348	10,906
Income tax benefit		-	-	1
Net (loss) / income		(8,956)	80,348	10,907
Net (loss) / income per common share
Basic and diluted	14	(0.83)	30.06	4.56
Weighted average common shares outstanding
Basic	14	10,773,404	2,672,945	2,391,628
Diluted	14	10,773,404	2,672,950	2,391,885

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Stockholders Equity
For the years ended December 31, 2015, 2014 and 2013
 (In thousands of US Dollars, except for share data)

	Common stock				Total stockholders'
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	equity / (deficit)

Balance, January 1, 2013	2,391,856	-	294,520	(396,138)	(101,618)
Cancellation of equity incentive plan shares	(2)	-	-	-	-
Stock based compensation (Note 15)	-	-	15	-	15
Net income for the year ended December 31, 2013	-	-	-	10,907	10,907
Balance, December 31, 2013	2,391,854	-	294,535	(385,231)	(90,696)
Related parties liabilities released (Note 3)	-	-	9,819	-	9,819
Issuance of common stock (Note 12)	1,586,000	-	3,205	-	3,205
Net income for the year ended December 31, 2014	-	-	-	80,348	80,348
Balance, December 31, 2014	3,977,854	-	307,559	(304,883)	2,676
Issuance of common stock (Note 12)	15,355,559	2	13,819	-	13,821
Issuance of convertible promissory notes (Note 3)	-	-	15,765	-	15,765
Gain on extinguishment of convertible promissory notes (Note 3)	-	-	(200)	-	(200)
Stock based compensation (Note 15)	189,000	-	178	-	178
Net loss for the year ended December 31, 2015	-	-	-	(8,956)	(8,956)
Balance, December 31, 2015	19,522,413	2	337,121	(313,839)	23,284

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2015, 2014 and 2013
 (In thousands of US Dollars)

	2015	2014	2013
Cash flows from operating activities:
Net (loss) / income	(8,956)	80,348	10,907
Adjustments to reconcile net (loss) / income to net cash (used in) / provided by operating activities:
Depreciation	1,865	3	982
Amortization of deferred dry-docking costs	38	-	232
Amortization of deferred finance charges	72	-	1,090
Amortization of convertible promissory note beneficial conversion feature	334	-	-
Gain on extinguishment of convertible promissory notes	(200)	-	-
Stock based compensation	178	-	15
Loss on bad debt	30	38	-
Gain on restructuring	-	(85,563)	-
Impairment of vessels and deferred charges	-	-	3,564
Gain on disposal of subsidiaries	-	-	(25,719)
Change in fair value of financial instruments	-	-	8
Changes in operating assets and liabilities:
Accounts receivable trade, net	(1,287)	1,188	1,025
Inventories	(2,980)	61	(1,005)
Other current assets	(353)	661	1,113
Deferred charges	(1,232)	-	(1,041)
Other non-current assets	-	-	141
Trade accounts and other payables	5,715	(1,884)	(658)
Due to related parties	(105)	875	2,914
Accrued liabilities	1,990	(10,380)	7,147
Deferred revenue	154	(205)	315
Net cash (used in) / provided by operating activities	(4,737)	(14,858)	1,030
Cash flows from investing activities:
Acquisition of vessels	(201,684)	-	-
Net proceeds from sale of vessels	-	105,959	3,998
Additions to office furniture & equipment	-	(64)	-
Cash disposed of upon disposal of subsidiaries	-	-	(2,005)
Cash paid at subsidiary disposal	-	-	(1,000)
Net cash (used in) / provided by investing activities	(201,684)	105,895	993
Cash flows from financing activities:
Net proceeds from issuance of common stock	13,820	3,204	-
Proceeds from long term debt	179,047	-	-
Proceeds from convertible promissory notes	15,765	-	-
Payments of financing costs	(930)	-	-
Repayments of long term debt	(600)	(94,443)	(5,246)
Repayments of convertible promissory notes	(200)	-	-
Restricted cash (retained)/released	(50)	-	2,000
Net cash provided by / (used in) financing activities	206,852	(91,239)	(3,246)
Net increase / (decrease) in cash and cash equivalents	431	(202)	(1,223)
Cash and cash equivalents at beginning of period	2,873	3,075	4,298
Cash and cash equivalents at end of period	3,304	2,873	3,075
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	855	10,557	-

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:
Seanergy Maritime Holdings Corp. (the "Company" or "Seanergy") was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Athens, Greece. The Company provides global transportation solutions in the drybulk shipping sector through its vessel-owning subsidiaries.
On January 8, 2016, the Company effected a one-to-five reverse stock split on its issued and outstanding common stock (Note 16). In connection with the reverse stock split 181 fractional shares were issued. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.
The accompanying consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the "Company" or "Seanergy").
a.	Disposal of Subsidiaries:
On January 29, 2013, Maritime Capital Shipping Limited ("MCS"), a wholly owned subsidiary of the Company, sold its 100% ownership interest in the four subsidiaries that owned the Handysize drybulk carriers Fiesta, Pacific Fantasy, Pacific Fighter and Clipper Freeway. During the year ended December 31, 2013, the Company recognized a gain from the sale of the four MCS subsidiaries, of $5,538.
On July 19, 2013, MCS sold its 100% ownership interest in the three subsidiaries that owned the Handysize drybulk carriers African Joy, African Glory and Asian Grace. During the year ended December 31, 2013, the Company recognized a gain from the sale of the three MCS subsidiaries of $20,181.
b.	Disposal of Vessels:
On March 11, 2014, the Company closed on its delivery and settlement agreement with its then remaining lender, Piraeus Bank, for the sale of its then four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan facilities. The Company provided a corporate guarantee for these facilities. The four vessels were the drybulk carriers M/V Bremen Max, M/V Hamburg Max, M/V Davakis G. and M/V Delos Ranger. In exchange for the sale, approximately $145,597 of outstanding debt and accrued interest were discharged and the Company's guarantee was fully released.
For the year ended December 31, 2014, the Company recognized a gain from the sale of the four remaining vessels under the facility agreements with Piraeus Bank of $85,563.

c.	Vessels Acquisitions:
On December 23, 2014 the Company entered into an agreement with an unaffiliated third party for the purchase of a second hand Capesize vessel, the 2001, 171,199 DWT vessel M/V Leadership. The acquisition was funded by secured senior bank debt, as well as financing by one of the Company's major shareholders. The transaction was approved by the Board of Directors. The vessel was delivered on March 19, 2015 (Note 7).
On August 6, 2015, the Company entered into a purchase agreement with entities affiliated with certain of the Company's major shareholder to acquire seven secondhand drybulk vessels (Notes 3 and 7).
d.	Going Concern:
The Company acquired eight vessels in 2015 in accordance with its business plan to grow the fleet on a sustainable basis.
As of December 31, 2015, the Company was in compliance with all its financial covenants and asset coverage ratios contained in its debt agreements. Most financial covenants and asset coverage ratios will be tested commencing in 2017. Scheduled debt installment payments for 2016 amount to only $1,000, related to the Alpha Bank AE facility associated with the vessel Leadership. For the other facility agreements, debt repayments will commence in 2017 at the earliest.

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

Given the current drybulk charter rates, the Company's cash flow projections indicate that cash on hand and cash provided by operating activities might not be sufficient to cover the liquidity needs that become due in the twelve-month period ending December 31, 2016.
The Company has relied on Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is also the Company's major shareholder, for both vessel acquisitions and general corporate purposes during 2015 and for further funding during 2016.
The Company also intends to apply additional measures to reduce potential cash flow shortfall if current drybulk charter rates remain at today's historical low levels. The Company has undertaken a cost-cutting initiative to decrease its daily vessel operating expenses. The Company is also exploring raising additional equity from both capital markets and private investors.
These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, they do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.
e.	Subsidiaries in Consolidation:
Seanergy's subsidiaries included in these consolidated financial statements as of December 31, 2015 are as follows:
Company	Country of Incorporation	Date of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal	Financed by
Seanergy Management Corp.(1) (3)	Marshall Islands	May 9, 2008	N/A	N/A	N/A	N/A
Seanergy Shipmanagement Corp.(1) (3)	Marshall Islands	September 16, 2014	N/A	N/A	N/A	N/A
Sea Glorius Shipping Co.(1)	Marshall Islands	September 16, 2014	Gloriuship	November 3, 2015	N/A	HSH Nordbank AG
Sea Genius Shipping Co.(1)	Marshall Islands	September 16, 2014	Geniuship	October 13, 2015	N/A	HSH Nordbank AG
Leader Shipping Co.(1)	Marshall Islands	January 15, 2015	Leadership	March 19, 2015	N/A	Alpha Bank A.E.
Premier Marine Co.(1)	Marshall Islands	July 9, 2015	Premiership	September 11, 2015	N/A	UniCredit Bank AG
Gladiator Shipping Co.(1)	Marshall Islands	July 9, 2015	Gladiatorship	September 29, 2015	N/A	UniCredit Bank AG
Guardian Shipping Co.(1)	Marshall Islands	July 9, 2015	Guardianship	October 21, 2015	N/A	UniCredit Bank AG
Champion Ocean Navigation Co.(1)	Liberia	August 6, 2015	Championship	December 7, 2015	N/A	Natixis
Squire Ocean Navigation Co.(1)	Liberia	August 6, 2015	Squireship	November 10, 2015	N/A	Alpha Bank A.E.
Pembroke Chartering Services Limited (4)	Malta	December 2, 2015	N/A	N/A	N/A	N/A
Amazons Management Inc.(1)	Marshall Islands	April 21, 2008	Davakis G.	August 28, 2008	March 6, 2014	Piraeus Bank
Lagoon Shipholding Ltd.(1)	Marshall Islands	April 21, 2008	Delos Ranger	August 28, 2008	March 11, 2014	Piraeus Bank
Cynthera Navigation Ltd.(1)	Marshall Islands	March 18, 2008	African Oryx	August 28, 2008	April 10, 2013	Piraeus Bank
Martinique International Corp.(1)	British Virgin Islands	May 14, 2008	Bremen Max	September 11, 2008	March 7, 2014	Piraeus Bank
Harbour Business International Corp.(1)	British Virgin Islands	April 1, 2008	Hamburg Max	September 25, 2008	March 10, 2014	Piraeus Bank
Waldeck Maritime Co.(1)	Marshall Islands	April 21, 2008	African Zebra	September 25, 2008	February 15, 2012	Piraeus Bank
Maritime Capital Shipping Limited (1)	Bermuda	April 30, 2007	N/A	May 21, 2010	N/A	N/A
Maritime Capital Shipping (HK) Limited (3)	Hong Kong	June 16, 2006	N/A	May 21, 2010	N/A	N/A
Maritime Glory Shipping Limited (2)	British Virgin Islands	April 8, 2008	Clipper Glory	May 21, 2010	December 4, 2012	HSBC
Maritime Grace Shipping Limited (2)	British Virgin Islands	April 8, 2008	Clipper Grace	May 21, 2010	October 15, 2012	HSBC
Atlantic Grace Shipping Limited (5)	British Virgin Islands	October 9, 2007	N/A	May 21, 2010	N/A	N/A

(1) Subsidiaries wholly owned
(2) Vessel owning subsidiaries owned by MCS
(3) Management company
(4) Chartering services company
(5) Dormant company

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

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
A parent company deconsolidates a subsidiary or derecognizes a group of assets when that parent company no longer controls the subsidiary or group of assets specified in ASC 810-10-40-3A. When control is lost, the parent-subsidiary relationship no longer exists and the parent derecognizes the assets and liabilities of the qualifying subsidiary or group of assets. The Financial Accounting Standards Board ("FASB") concluded that the loss of control and the related deconsolidation of a subsidiary or derecognition of a group of assets specified in ASC 810-10-40-3A is a significant economic event that changes the nature of the investment held in the subsidiary or group of assets. Based on this consideration, a gain or loss is recognized upon the deconsolidation of a subsidiary or derecognition of a group of assets.
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
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. Customers individually accounting for more than 10% of the Company's revenues during the years ended December 31, 2015, 2014 and 2013 were:
Customer	2015	2014	2013
A	47%	-	-
B	15%	-	-
C	12%	-	-
D	10%	-	-
E	-	59%	18%
F	-	29%	-
G	-	-	16%
H	-	-	12%
I	-	-	10%
Total	84%	88%	56%

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

(e)	Cash and Cash Equivalents
Seanergy considers time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash is excluded from cash and cash equivalents. Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company's borrowing arrangements or in relation to bank guarantees issued on behalf of the Company. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.
(f)	Accounts Receivable Trade, Net
Accounts receivable trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2015 and 2014 amounted to $43 and $13, respectively.
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
Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Up to September 30, 2015, management estimated the useful life of the Company's vessels to be 30 years from the date of initial delivery from the shipyard. On October 1, 2015, the Company changed that estimate to 25 years. This change increased depreciation expense by $289 (approximately $0.03 per share) for the year ended December 31, 2015. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton ("LWT"). Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. On October 1, 2015, the Company revised the salvage value of its vessels. This change increased depreciation expense by $235 (approximately $0.02 per share) for the year ended December 31, 2015.

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

(k)	Impairment of Long-Lived Assets (Vessels)
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The current conditions in the drybulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment for its vessels.
The Company determines undiscounted projected operating cash flows, for each vessel and compares it to the vessel's carrying value. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and its eventual disposition are less than its carrying amount, the Company impairs the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the median of the trailing 10-year historical charter rates available for each type of vessel) adjusted for brokerage commissions and expected outflows for scheduled vessels' maintenance. The undiscounted projected operating cash outflows are determined by reference to the Company's actual vessel operating expenses, assuming an average annual inflation rate of 2%. Fleet utilization excluding dry-docking off-hire days is determined by reference to the actual utilization rate of the Company's fleet in the recent years.
The Company recorded net impairment loss of $NIL, $ NIL and $3,564 for the years ended December 31, 2015, 2014 and 2013, respectively.
During the year ended December 31, 2013, the Company recorded an impairment loss of $867 for the vessel African Oryx that was sold on April 10, 2013 and $10,697 for the vessels Davakis G. and Delos Ranger, which were measured at their fair values, upon classification of the vessels financed by the Piraeus Bank loan facilities to current assets as of June 30, 2013, as per the Company's restructuring plan. This was partially offset with the impairment re measurement of $1,000 relating to the UOB vessels, and the impairment re measurement of $7,000 of Davakis G. and Delos Ranger as of December 31, 2013. The impairment loss was measured as the amount by which the carrying amount of the vessel exceeded its fair value less cost to sell, which was determined using the valuation derived from market data available at December 31, 2013.

(l)	Office equipment, net
Equipment consists of computer software and hardware. The useful life of the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.
(m)	Dry-Docking and Special Survey Costs
The Company follows the deferral method of accounting for dry-docking costs and special survey costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the expected date of the next dry-docking which is scheduled to become due in 2 to 3 years. Dry-docking costs which are not fully amortized by the next dry-docking period are expensed. In 2015, the Company changed the presentation of dry-docking and special survey costs on its consolidated statement of cash flows. Payments for dry-docking, shown as an adjustment to reconcile net income / (loss) to net cash provided by / (used in) operating activities was eliminated, and a new line "Deferred charges" under Changes in operating assets and liabilities was added to show gross additions for dry-docking and special survey costs.
(n)	Commitments and Contingencies
Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties, environmental and remediation obligations and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

(o)	Revenue Recognition
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
Time charter revenue, including bareboat hire, is recorded over the term of the charter agreement as the service is provided and collection of the related revenue is reasonably assured. Under a time charter, revenue is adjusted for a vessel's off hire days due to major repairs, dry dockings or special or intermediate surveys. Voyage charter revenue is recognized on a pro-rata basis over the duration of the voyage, when a voyage agreement exists, the price is fixed or determinable, service is provided and the collection of the related revenue is reasonably assured. A voyage is deemed to commence upon signing the charter party or completion of previous voyage, whichever is later, and is deemed to end upon the completion of the discharge of the delivered cargo.
Deferred revenue represents cash received prior to the balance sheet date and is related to revenue applicable to periods after such date.
(p)	Commissions
Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions to third parties are included in Commissions. Brokerage commissions to third parties are included in Direct voyage expenses.
(q)	Vessel Voyage Expenses
Vessel voyage expenses primarily consist of port, canal, bunker expenses and brokerage commissions that are unique to a particular charter and are paid for by the charterer under time charter agreements and other non-specified voyage expenses.
(r)	Repairs and Maintenance
All repair and maintenance expenses, including major overhauling and underwater inspection expenses are expensed in the year incurred. Such costs are included in Vessel operating expenses.
(s)	Financing Costs
Underwriting, legal and other direct costs incurred with the issuance of long-term debt or to refinance existing debt are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid are expensed in the period the repayment is made.
Following the early adoption of Accounting Standards Update ("ASU") 2015-03 "Interest – Imputation of Interest" to simplify the presentation of debt issuance costs, effective December 31, 2015, the Company presents unamortized deferred financing costs as a reduction of long term debt in the accompanying balance sheets. There was no retrospective effect as the Company had neither debt nor debt issuance costs at December 31, 2014.
(t)	Income Taxes
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

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

Maritime Capital Shipping (HK) Limited, the Company's management office in Hong Kong, is subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the year.
Seanergy Management Corp. ("Seanergy Management"), the Company's management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros during 2012-2015 according to a tax bill passed in 2013 under the laws of the Republic of Greece. The tax bill was retroactive to 2012. The contribution to be paid in 2016 by Seanergy Management for 2015 is estimated at approximately $32.
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
The Company and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2015 taxable year, and the Company takes this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond the Company's control that could cause it to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on its United States source income such as if, for a particular taxable year, other shareholders with a five percent or greater interest in the Company's stock were, in combination with the Company's existing 5% shareholders, to own 50% or more of the Company's outstanding shares of its stock on more than half the days during the taxable year.
The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. The Company has assessed that it satisfies the Publicly-Traded Test and all of its United States source shipping income is exempt from U.S. federal income tax for the years ended December 31, 2015, 2014, and 2013. Based on its U.S. source Shipping Income for 2015, 2014 and 2013, the Company would be subject to U.S. federal income tax of approximately $NIL, $NIL and $25, respectively, in the absence of an exemption under Section 883.
(u)	Stock-based Compensation
Stock-based compensation represents vested and non-vested common stock granted to directors and employees for their services. The Company calculates stock-based compensation expense for the award based on its fair value on the grant date and recognizes it on an accelerated basis over the vesting period.
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
(y)        Fair Value Measurements
The Company follows the provisions of ASC 820 "Fair Value Measurements and Disclosures", which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:
•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

(z)       Troubled Debt Restructurings
A restructuring of a debt constitutes a troubled debt restructuring if the lender or creditor for economic or legal reasons related to the Company's financial difficulties grants a concession to the Company that it would not otherwise consider. Troubled debt that is fully satisfied by foreclosure, repossession, or other transfer of assets or by grant of equity securities by the Company is included in the term troubled debt restructuring and is accounted as such.
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
(aa)     Convertible Promissory Notes and related Beneficial Conversion Features
The convertible promissory notes are accounted in accordance with ASC 470-20 "Debt with Conversion and Other Options." The terms of each convertible promissory note included an embedded conversion feature which provided for a conversion at the option of the holder into shares of common stock at a predetermined rate.  The Company determined that the conversion features were beneficial conversion features ("BCF") pursuant to ASC 470-20. The Company considered the BCF guidance only after determining that the features did not need to be bifurcated under ASC 815 "Derivatives and Hedging" or separately accounted for under the cash conversion literature of ASC 470-20 "Debt, Debt with Conversion and Other Options".
Accounting for an embedded BCF in a convertible instrument requires that the BCF be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of the BCF to additional paid-in capital, resulting in a discount on the convertible instrument. This discount is accreted from the date on which the BCF is first recognized through the stated maturity date of the convertible instrument using the effective yield method. If the intrinsic value of the BCF is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument.
(ab)     Recent Accounting Pronouncements
In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). The FASB and the International Accounting Standards Board ("IASB") jointly issued a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and is effective for annual periods beginning on or after December 15, 2016. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard's requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of accessing the impact of the new standard on Company's financial position and performance. In August 2015, the FASB issued ASU No. 2015-14 "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date", which defers the effective date of ASU 2014-09 ("Revenue from Contracts with Customers (Topic 606)")" for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Presently, the Company is assessing what effect the adoption of these ASUs will have on its financial statements and accompanying notes.
In August 2014, the FASB issued ASU 2014-15 – Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date when financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. The guidance is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Management is in the process of assessing the impact of the new standard on the Company's consolidated financial position and performance.
In February 2015, the FASB issued ASU 2015-02, "Consolidation (Topic 810) - Amendments to the Consolidation Analysis", which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2015-02 on the consolidated financial statements.
In July 2015, the FASB issued ASU 2015-11, "Inventory (Topic 330): Simplifying the Measurement of Inventory". Topic 330, Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this update require an entity to measure inventory within the scope of this update at the lower of cost and net realizable value.  For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in this update should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period.  While the Company has not yet adopted this ASU, its adoption is not expected to have a material effect on the Company's financial statements and accompanying notes.

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

In August 2015, the FASB issued ASU 2015-15 "Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements—Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting (SEC Update)" to add to the FASB's Accounting Standards Codification SEC staff guidance that the SEC staff will not object to an entity presenting the costs of securing line-of-credit arrangements as an asset, regardless of whether there are any outstanding borrowings. This updated does not have any effect on the Company's financial statements and accompanying notes presented herein.
In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) which provides new guidance related to accounting for leases and supersedes existing U.S. GAAP on lease accounting. The ASU will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases, unless the lease is a short term lease. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. Management is in the process of assessing the impact of the new standard on the Company's consolidated financial position and performance.
3.	Transactions with Related Parties:
a.            Release from related parties liabilities:
On March 5, 2014, the Company entered into an agreement with Enterprises Shipping and Trading SA ("EST") and Safbulk Pty Ltd ("Safbulk Pty"), both affiliates, in exchange of a full and complete release of all their claims upon the completion of the delivery of the then last four remaining vessels and settlement agreement with Piraeus Bank.  The transaction was completed successfully on March 11, 2014 and total liabilities amounting to approximately $9,819 were released and recorded in additional paid-in capital.

b.            Convertible Promissory Notes:
On March 12, 2015 ("commitment date"), the Company issued an unsecured convertible promissory note of $4,000 to Jelco for general corporate purposes. The convertible note is repayable in ten consecutive semi-annual installments of $200, along with a balloon installment of $2,000 payable on the final maturity date, March 19, 2020. The note bears interest of Libor plus a margin with quarterly interest payments. At Jelco's option, the principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed in Note 1 above according to the terms of the convertible note) per share. The Company has the right to defer up to three consecutive installments to the balloon installment.
The Company accounted for the issuance of the convertible promissory note in accordance with the BCF guidance of ASC 470-20. The intrinsic value of the BCF was determined as the number of shares times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument. The Company has paid the first installment as of December 31, 2015, with the entire payment recorded as a reduction to Additional paid-in capital. The gain or loss on the extinguishment of the convertible debt instrument is the difference between the carrying amount and the consideration allocated to the debt instrument. The partial extinguishment of debt as a result of the payment is being shown as a gain on extinguishment (Note 13).
The movement of the debt and equity during the year ended December 31, 2015 is presented below:
December 31, 2015
Debt
Convertible promissory notes	4,000
Debt discount	(4,000)
Amortization of debt discount (Note 13)	303
Partial extinguishment of debt	(200)
Balance convertible promissory note	103
Short term portion	103
Long term portion	-

Additional paid-in capital
Intrinsic value of BCF	4,000
Consideration allocated to repurchase BCF	(200)
Balance of intrinsic value of BCF	3,800

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

On September 7, 2015 ("commitment date"), the Company issued an unsecured revolving convertible promissory note of up to $6,765 (the "Applicable Limit") to Jelco for general corporate purposes. The revolving convertible promissory note has a tenor of up to five years after the first drawdown and the Applicable Limit is reduced by $1,000 each year after the second year following the first drawdown. The note bears interest of Libor plus a margin with quarterly interest payments. At Jelco's option, the Company's obligation to repay the principal amount under the revolving convertible note may be paid in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed in Note 1 above according to the terms of the convertible note) per share. On December 1, 2015, the unsecured revolving convertible promissory note was amended, increasing the maximum principal amount available to be drawn to $9,765. On December 14, 2015, the unsecured revolving convertible promissory note was further amended, increasing the maximum principal amount available to be drawn to $11,765, while also increasing the amount by which the Applicable Limit will be reduced from $1,000 to $2,000. The Company has drawn down the entire $11,765 as of December 31, 2015.
The Company accounted for the issuance of the revolving convertible promissory note in accordance with the BCF guidance of ASC 470-20. The intrinsic value of the BCF was determined as the number of shares times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument.
The movement of the debt and equity during the year ended December 31, 2015 is presented below:
December 31, 2015
Debt
Convertible promissory notes	11,765
Debt discount	(11,765)
Amortization of debt discount (Note 13)	31
Balance convertible promissory note	31
Short term portion	-
Long term portion	31

Additional paid-in capital
Intrinsic value of BCF	11,765
Balance of intrinsic value of BCF	11,765

c.            Vessel Acquisitions:
On August 6, 2015, the Company entered into a purchase agreement with entities affiliated with certain of the Company's major shareholders to acquire seven secondhand drybulk vessels, consisting of five Capesize and two Supramax vessels. The acquisition cost of the vessels was funded by senior secured loans, a shareholder's revolving convertible promissory note by Jelco and equity injections by Jelco. The transaction was completed on December 7, 2015, with the delivery of the last vessel. The transactions were approved by the independent committee of the Company's Board of Directors and the Company's Board of Directors. Below is a list of the vessels under the purchase agreement:
Vessel name	Date of Delivery	Vessel Class	DWT	Year Built
Premiership	September 11, 2015	Capesize	170,024	2010
Gladiatorship	September 29, 2015	Supramax	56,819	2010
Geniuship	October 13, 2015	Capesize	170,057	2010
Guardianship	October 21, 2015	Supramax	56,884	2011
Gloriuship	November 3, 2015	Capesize	171,314	2004
Squireship	November 10, 2015	Capesize	170,018	2010
Championship	December 7, 2015	Capesize	179,238	2011

d.            Technical Management Agreement:
A management agreement had been signed between the Company and EST for the provision of technical management services relating to certain vessels previously owned by Seanergy. The fixed daily fee per vessel for the years ended December 31, 2014 and 2013, was $0.45. The technical management agreement was automatically terminated with the sale of Seanergy's fleet in March 2014 and EST has released the Company from all its claims relating thereto.
The related expense for the years ended December 31, 2015, 2014 and 2013, amounted to $NIL, $122 and $743, respectively, and is included under management fees - related party.
e.            Brokerage Agreement:
Under the terms of the brokerage agreements, Safbulk Pty and Safbulk Maritime S.A., both affiliates, together referred to as "Safbulk," provided commercial brokerage services for certain vessels previously owned under the Company's fleet in accordance with the instructions of Seanergy Management. Safbulk was entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts were collected. The brokerage agreements were automatically terminated with the sale of Seanergy's fleet in March 2014 and Safbulk has released the Company from all its claims relating thereto.
The fees charged by Safbulk amounted to $NIL, $24 and $313 for the years ended December 31, 2015, 2014 and 2013, respectively, and are separately reflected as voyage expenses — related party.
f.            Property Lease Agreement:
Until March 15, 2015, the Company's executive offices were at premises leased from Waterfront S.A., a company affiliated with a member of the Restis family. On March 16, 2015, the Company relocated its executive offices to premises owned by an unaffiliated third party. A three month rent guarantee of $55 is included in other current assets at December 31, 2014.
The rent charged by Waterfront S.A. for the years ended December 31, 2015, 2014 and 2013, amounted to $70, $309 and $412, respectively, and is included under general and administration expenses - related party.

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

4.	Due to Related Parties:
As of December 31, 2015, due to related parties was $NIL. As of December 31, 2014, due to related parties of $105 consists of liabilities to Waterfront S.A. for common expenses for the leasehold property.
5.	Inventories:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2015	December 31, 2014
Lubricants	739	-
Bunkers	2,241	-
Total	2,980	-

6.	Other Current Assets:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2015	December 31, 2014

Prepaid expenses	476	78
Insurance claims	14	22
Other	167	204
Total	657	304

7.	Vessels, Net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2015	December 31, 2014
Cost:
Beginning balance	-	-
- Additions	201,684	-
Ending balance	201,684	-

Accumulated depreciation:
Beginning balance	-	-
- Additions	(1,844)	-
Ending balance	(1,844)	-

Net book value	199,840	-

On March 19, 2015, the Company acquired the 2001 Capesize, 171,199 DWT vessel M/V Leadership from an unaffiliated party, for a net purchase price of $17,127, of which $8,750 was financed through a loan with Alpha Bank A.E., $3,827 was financed through a shareholder's convertible promissory note by Jelco and $4,550 was financed through an equity injection on March 18, 2015 by Jelco in exchange for the issuance of 5,000,100 newly issuance shares of common stock.

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

On August 6, 2015, the Company entered into a purchase agreement with entities affiliated with certain of the Company's major shareholder to acquire seven secondhand drybulk vessels, consisting of five Capesize and two Supramax vessels. These seven vessels were acquired as follows:
•	On September 11, 2015, the Company acquired the vessel M/V Premiership for a purchase price of $29,951, of which $25,420 was financed through a loan with UniCredit Bank AG, $1,030 was financed through a shareholder's revolving convertible promissory note by Jelco and $3,501 was financed through an equity injection on September 11, 2015 by Jelco in exchange for the issuance of 3,889,980 newly issuance shares of common stock.
•	On September 29, 2015, the Company acquired the vessel M/V Gladiatorship for a purchase price of $16,336, of which approximately $13,643 was financed through a loan with UniCredit Bank AG, $303 was financed through a shareholder's revolving convertible promissory note by Jelco and $2,390 was financed through an equity injection on September 29, 2015 by Jelco in exchange for the issuance of 2,655,740 newly issuance shares of common stock.
•	On October 13, 2015, the Company acquired the vessel M/V Geniuship for a purchase price of $27,597, which was financed through a loan with HSH Nordbank AG.
•	On October 21, 2015, the Company acquired the vessel M/V Guardianship for a purchase price of $17,168, of which approximately $13,642 was financed through a loan with UniCredit Bank AG, $397 was financed through a shareholder's revolving convertible promissory note by Jelco and $3,129 was financed through an equity injection on October 21, 2015 by Jelco in exchange for the issuance of 3,476,520 newly issuance shares of common stock.
•	On November 3, 2015, the Company acquired the vessel M/V Gloriuship for a purchase price of $16,833, which was financed through a loan with HSH Nordbank AG.
•	On November 10, 2015, the Company acquired the vessel M/V Squireship for a purchase price of $34,922, of which $33,750 was financed through a loan with Alpha Bank A.E. and $1,172 was financed through a shareholder's revolving convertible promissory note by Jelco.
•	On December 7, 2015, the Company acquired the vessel M/V Championship for a purchase price of $41,750, of which $39,412 was financed through a loan with Natixis and $2,338 was financed through a shareholder's revolving convertible promissory note by Jelco.
All vessels are mortgaged to secured loans (Note 8).
8.	Long-Term Debt:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2015	December 31, 2014
Secured loan facilities	178,447	-
Less: Deferred financing costs	(942)	-
Total	177,505	-
Less - current portion	(718)	-
Long-term portion	176,787	-

Secured credit facilities
On March 6, 2015, as amended, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $8,750. The loan was used to partially finance the acquisition of the M/V Leadership. On March 17, 2015, the Company drew down the $8,750. The loan is repayable in twenty consecutive quarterly installments, the first four installments being $200 each and the next sixteen quarterly installments being $250 each, along with a balloon installment of $3,950 payable on the final maturity date, March 17, 2020. The loan bears interest of Libor plus a margin of 3.75% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel. The facility places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy's net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy's consolidated installment and debt interest payments for the following eighteen-month period. The Company has paid the first three installments as of December 31, 2015.

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

On September 1, 2015, the Company entered into a loan agreement with HSH Nordbank AG, for a secured loan facility in an amount of $44,430. The loan was used to pay for the acquisition of the vessels M/V Geniuship and M/V Gloriuship. The loan was available in two advances, each advance comprised of two tranches. On October 13, 2015, the Company drew the first advance of $27,597 in order to finance the acquisition of the M/V Geniuship. On November 3, 2015, the Company drew the second advance of $16,833 in order to finance the acquisition of the M/V Gloriuship. The loan is repayable in twelve consecutive quarterly installments being approximately $1,049 each, commencing on September 30, 2017, along with a balloon installment of $31,837 payable on the final maturity date, June 30, 2020. The loan bears interest of Libor plus margins between 3.25% and 3.6% with quarterly interest payments. The loan facility is secured by a first priority mortgage over the two vessels.
On September 11, 2015, the Company entered into a facility agreement with UniCredit Bank AG, for a secured loan facility in an amount of $52,705. The loan was made available in three tranches to partially finance the acquisition of the vessels M/V Premiership, M/V Gladiatorship and M/V Guardianship. On September 11, 2015, the Company drew the first tranche of $25,420 in order to partly finance the acquisition of the M/V Premiership. On September 29, 2015, the Company drew the second tranche of $13,643 in order to partly finance the acquisition of the M/V Gladiatorship. On October 21, 2015, the Company drew the third tranche of $13,642 in order to partly finance the acquisition of the M/V Guardianship. The loan is repayable in fifteen consecutive quarterly installments being $1,552 each, commencing on June 26, 2017, along with a balloon installment of $29,425 payable on the final maturity date, December 28, 2020. The loan bears interest of Libor plus a margin of 3.20% if the value to loan ratio is lower than 125%, 3.00% if the value to loan ratio is between 125% and 166.67% and 2.75% if the value to loan is higher than 166.67% with quarterly interest payments. The loan bore a commitment fee of 1.00% calculated on the balance of the undrawn loan amount and amounted to $22. The loan is secured by a first priority mortgage over the three vessels.
On November 4, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $33,750. The loan was used to partially finance the acquisition of the M/V Squireship. On November 10, 2015, the Company drew down the $33,750. The loan is repayable in sixteen consecutive quarterly installments being approximately $844 each, commencing on February 12, 2018, along with a balloon installment of $20,250 payable on the final maturity date, November 10, 2021. The loan bears interest of Libor plus a margin of 3.50% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel. The facility places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy's net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy's consolidated installment and debt interest payments for the following eighteen-month period.
On December 2, 2015, the Company entered into a facility agreement with Natixis, for a secured loan facility in an amount of $39,412. The loan was used to partially finance the acquisition of the M/V Championship. On December 7, 2015, the Company drew down the $39,412. The loan is repayable in fifteen consecutive quarterly installments being $985 each, commencing on June 30, 2017, along with a balloon installment of $24,637 payable on the final maturity date, February 26, 2021. The loan bears interest of Libor plus a margin of 2.50% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel.
All of the above five facilities are guaranteed by Seanergy Maritime Holdings Corp., the Corporate Guarantor.

The annual principal payments required to be made after December 31, 2015 are as follows:
Year ended December 31,	Amount
2016	950
2017	10,710
2018	18,721
2019	18,721
2020	81,083
Thereafter	48,262
Total	178,447

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

9.	Trade Accounts and Other Payables:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2015	December 31, 2014
Creditors	5,710	184
Insurances	162	3
Other	107	77
Total	5,979	264

10.	Financial Instruments:
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
Fair Value of Financial Instruments
The fair values of the financial instruments shown in the consolidated balance sheets as of December 31, 2015 and 2014 represent management's best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
a.	Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets, trade accounts and other payables and due to related parties: the carrying amounts approximate fair value because of the short maturity of these instruments.
b.	Long-term debt: The carrying value approximates the fair market value as the long-term debt bears interest at floating interest rate.
11.	Commitments and Contingencies:
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

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.
12.	Capital Structure:
(a)  Common Stock
On June 24, 2014, the Company had entered into a share purchase agreement under which the Company sold 378,000 of its common shares to Plaza Shipholding Corp. and Comet Shipholding Inc., companies affiliated with certain members of the Restis family, for $1,134. The common shares were sold at a price of $3.00 per share. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining the Company's net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange and with an additional option value to existing shareholders upon the consummation of the Asset Contribution calculated from the Black-Scholes options pricing model. On June 27, 2014, the Company completed the equity injection plan with the two abovementioned entities. The shares to the two entities were issued on June 27, 2014.
On September 29, 2014, the Company had entered into a share purchase agreement under which the Company sold 320,000 of its common shares to Plaza Shipholding Corp. and Comet Shipholding Inc., companies affiliated with certain members of the Restis family, for $960. The common shares were sold at a price of $3.00 per share. The Company's Board of Directors obtained an updated fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining the Company's net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange and with an additional option value to existing shareholders upon the consummation of the Asset Contribution calculated from the Black-Scholes options pricing model.  On September 30, 2014, the Company completed the equity injection plan with the two abovementioned entities. The shares to the two entities were issued on September 30, 2014.
On December 19, 2014, the Company had entered into a share purchase agreement under which the Company sold 888,000 of its common shares to Jelco for $1,110. The common shares were sold at a price of $1.25 per share. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining the Company's net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange. On December 30, 2014, the Company completed the equity injection plan with the abovementioned entity. The shares to the entity were issued on December 30, 2014.
On March 12, 2015, the Company entered into a share purchase agreement under which the Company sold 5,000,100 of its common shares to Jelco for $4,500. The common shares were sold at a price of $0.90 per share. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using the adjusted book value method. On March 16, 2015, the Company completed the equity injection plan with the abovementioned entity. The shares to the entity were issued on March 18, 2015.
On March 12, 2015, the Company entered into a share purchase agreement under which the Company sold 333,400 of its common shares to its Chief Executive Officer, or CEO, for $300. The common shares were sold at a price of $0.90 per share. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using the adjusted book value method. On March 16, 2015, the Company completed the equity injection plan with the abovementioned entity. The shares to the CEO were issued on March 18, 2015. The funds were contributed for general corporate purposes.
On September 7, 2015, the Company entered into a share purchase agreement under which the Company sold 10,022,240 of its common shares in three tranches to Jelco for $9,020. The common shares were sold at a price of $0.90 per share. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using the capital market multiples and the discounted cash flow methods. On September 11, 2015, the first tranche of $3,501 was contributed in exchange for 3,889,980 common shares of the Company, which were issued on September 11, 2015. On September 29, 2015, the second tranche of $2,390 was contributed in exchange for 2,655,740 common shares of the Company, which were issued on September 29, 2015. On October 21, 2015, the third tranche of $3,129 was contributed in exchange for 3,476,520 common shares of the Company, which shares were issued on October 21, 2015. The transaction was approved by an independent committee of the Company's Board of Directors.

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

The purchasers of all above issued shares have received customary registration rights.
(b) Warrants and Unit Purchase Option
In connection with the public offering of January 28, 2010, the Company granted 1,041,667 warrants with an exercise price of $19.80 each on February 3, 2010 and on March 19, 2010, Seanergy granted 97,250 additional warrants. The fair value of these warrants amounted to $1,053. The warrants were exercisable beginning on August 3, 2010 and expired on January 28, 2015. No expenses were recorded in connection with these warrants which were classified in equity.
Following the Company's reverse stock split in June 2011, with respect to the warrants from the Company's 2010 secondary offering, as a result of the reverse stock split, each warrant reflected an increase in the per share exercise price and a decrease in the number of warrant shares at the same proportion as the reverse stock split. Accordingly, each warrant was exercisable for one-fifteenth of a share, following the reverse stock split at an exercise price of $19.80 for each such warrant share.
As of December 31, 2015 and 2014, the Company had outstanding underwriters' warrants exercisable to purchase an aggregate of approximately NIL and 15,185 shares of Seanergy's common stock, respectively.
(c) Preferred Stock
As of December 31, 2015 and 2014, no shares of preferred stock have been issued.
(d) Dividends
The declaration and payment of any dividend is subject to the discretion of Seanergy's board of directors and is dependent upon its earnings, financial condition, cash requirements and availability and restrictions in any applicable loan agreements. No dividends were declared for the years ended December 31, 2015, 2014 and 2013.
13.	Interest and Finance Costs:
Interest and finance costs are analyzed as follows:
	Year ended December 31
	2015	2014	2013
Interest on long-term debt	1,353	811	5,075
Interest on revolving credit facility	-	396	2,144
Amortization of debt issuance costs	72	-	1,090
Arrangement fees on undrawn facilities	-	246	-
Other	35	10	80
Total	1,460	1,463	8,389

Interest and finance costs-related party are analyzed as follows:
	Year ended December 31
	2015	2014	2013
Convertible notes interest expense	265	-	-
Convertible notes amortization of debt discount	334	-	-
Gain on extinguishment of convertible notes	(200)	-	-
Total	399	-	-

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

14.	Earnings per Share:
The calculation of net earnings per common share is summarized below:
	For the years ended December 31
	2015	2014	2013
Basic:
Net (loss) / income	(8,956)	80,348	10,907

Weighted average common shares outstanding – basic	10,773,404	2,672,945	2,391,628
Net (loss) / income per common share – basic	$(0.83)	$30.06	$4.56

Diluted:
Net (loss) / income	(8,956)	80,348	10,907

Weighted average common shares outstanding – basic	10,773,404	2,672,945	2,391,628
Non-vested equity incentive shares	-	5	227
Weighted average common shares outstanding – diluted	10,773,404	2,672,950	2,391,885

Net (loss) / income per common share – diluted	$(0.83)	$30.06	$4.56

As of December 31, 2015, 2014 and 2013, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:
	2015	2014	2013
Non-vested equity incentive plan shares (Note 15)	152,000	-	-
Convertible promissory note shares (Note 3)	17,294,444	-	-
Private shares under warrants (Note 12)	-	15,185	15,185
Total	17,446,444	15,185	15,185

15.	Equity Incentive Plan:
On January 12, 2011, the Board adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan ("Plan"). A total of 8,750,000 shares of common stock were reserved for issuance under the Plan, which is administered by the Compensation Committee of the Board of Directors. Under the Plan, officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock and restricted stock units at the discretion of the Compensation Committee. In May 2012, the total number of shares originally reserved under the Plan was adjusted to 583,334 shares to reflect the one-for-fifteen reverse stock split of June 24, 2011.
On February 16, 2011, the Compensation Committee granted an aggregate of 666 restricted shares of common stock, pursuant to the Plan. Of the total 666 shares issued, 533 shares were granted to Seanergy's two executive directors and the other 133 shares were granted to certain of Seanergy's other employees. The fair value of each share on the grant date was $66.40 and was expensed over three years. All the shares vested proportionally over a period of three years, commencing on January 10, 2012. 223 shares vested on January 10, 2012, 222 shares vested on January 10, 2013 and 219 shares vested on January 10, 2014.
On July 2, 2015, the total number of shares originally reserved under the Plan was increased to 856,667.

Seanergy Maritime Holdings Corp.

Notes To The Consolidated Financial Statements

(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

On October 1, 2015, the Compensation Committee granted an aggregate of 189,000 restricted shares of common stock, pursuant to the Plan. Of the total 189,000 shares issued, 36,000 shares were granted to Seanergy's board of directors and the other 153,000 shares were granted to certain of Seanergy's other employees. The fair value of each share on the grant date was $3.70 and will be expensed over three years. The shares to Seanergy's board of directors will vest over a period of two years commencing on October 1, 2015. On October 1, 2015, 12,000 shares vested, 12,000 shares will vest on October 1, 2016 and 12,000 shares will vest on October 1, 2017. All the other shares granted to certain of Seanergy's other employees will vest over a period of three years, commencing on October 1, 2015. On October 1, 2015, 25,000 shares vested, 33,000 shares will vest on October 1, 2016, 44,000 shares will vest on October 1, 2017 and 51,000 shares will vest on October 1, 2018.
The related expense for the years ended December 31, 2015, 2014 and 2013, amounted to $178, $NIL and $15, respectively, and is included under general and administration expenses. The unrecognized cost for the non-vested shares as of December 31, 2015 and 2014 amounted to $521 and $NIL, respectively.
On January 8, 2016, we effected a one-for-five reverse stock split of our issued common stock (Note 16). The reverse stock split ratio and the implementation and timing of the reverse stock split were determined by our Board of Directors. The reverse stock split did not change the authorized number of shares or par value of our common stock or preferred stock, but did effect a proportionate adjustment to the number of shares of common stock issuable upon the vesting of restricted stock awards, and the number of shares of common stock eligible for issuance under our Plan. All applicable outstanding equity awards discussed above have been adjusted retroactively for the one-for-five reverse stock split.
16.	Subsequent Events:
The Company has evaluated subsequent events that occurred after the balance sheet date but before the issuance of these consolidated financial statements and, where it was deemed necessary, appropriate disclosures have been made.
a)	On January 8, 2016, the Company's common stock began trading on a split-adjusted basis, following a December 22, 2015 approval from the Company's Board of Directors to reverse split the Company's common stock at a ratio of one-for-five. There was no change in the number of authorized shares or the par value of the Company's common stock.
b)	On January 27, 2016, the unsecured revolving convertible promissory note was further amended, increasing the maximum principal amount available to be drawn to $13,765. On January 29, 2016, the Company drew down the additional undrawn balance of $2,000.
c)	On January 27, 2016 the Company received a letter from The Nasdaq Stock Market confirming that it has regained compliance with the minimum bid price requirement.
d)	On March 7, 2016, the unsecured revolving convertible promissory note was further amended, increasing the maximum principal amount available to be drawn to $16,265, while also increasing the amount by which the Applicable Limit will be reduced from $2,000 to $2,500. On March 8, 2016, the Company drew down the additional undrawn balance of $2,500.

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Balance Sheets
December 31, 2015 and 2014
(In thousands of US Dollars, except for share and per share data)

	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	2,078	2,578
Restricted cash	50	-
Other current assets	24	42
Total current assets	2,152	2,620

Non-current assets:
Investments in subsidiaries*	21,613	271
Total non-current assets	21,613	271

TOTAL ASSETS	23,765	2,891

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of convertible promissory notes	103	-
Trade accounts and other payables	171	100
Accrued liabilities	176	115
Total current liabilities	450	215

Non-current liabilities:
Long-term portion of convertible promissory notes	31	-
Total liabilities	481	215

Commitments and contingencies	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2015 and 2014; 19,522,413 and 3,977,854 shares issued and outstanding as at December 31, 2015 and 2014, respectively	2	-
Additional paid-in capital	337,121	307,559
Accumulated deficit	(313,839)	(304,883)
Total Stockholders' equity	23,284	2,676
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	23,765	2,891

* Eliminated in consolidation

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)

Statements of Income / (Loss)

For the years ended December 31, 2015, 2014 and 2013

(In thousands of US Dollars, except for share and per share data)

	2015	2014	2013
Expenses:
General and administration expenses	(1,256)	(1,123)	(1,958)
Operating loss	(1,256)	(1,123)	(1,958)

Other (expenses) / income, net:
Interest and finance cost – related party	(399)	-	-
Other, net	(9)	8	1
Total other (expenses) / income, net	(408)	8	1

Equity in (loss)/earnings of subsidiaries*	(7,292)	81,463	12,864

Net (loss) / income	(8,956)	80,348	10,907

Net (loss) / income per common share
Basic and diluted	(0.83)	30.06	4.56
Weighted average common shares outstanding
Basic	10,773,404	2,672,945	2,391,628
Diluted	10,773,404	2,672,950	2,391,885

* Eliminated in consolidation

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2015, 2014 and 2013
(In thousands of US Dollars)

	2015	2014	2013
Net cash used in operating activities	(1,202)	(1,195)	(2,806)

Cash flows used in investing activities:
Investments in subsidiaries	(28,633)	(2,198)	-
Net cash used in investing activities	(28,633)	(2,198)	-

Cash flows from financing activities:
Net proceeds from issuance of common stock	13,820	3,204	-
Proceeds from convertible promissory notes	15,765	-	-
Repayments of convertible promissory notes	(200)	-	-
Restricted cash retained	(50)	-	-
Due to subsidiaries	-	-	5,198
Net cash provided by financing activities	29,335	3,204	5,198

Net (decrease) / increase in cash and cash equivalents	(500)	(189)	2,392
Cash and cash equivalents at beginning of period	2,578	2,767	375
Cash and cash equivalents at end of period	2,078	2,578	2,767

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	222	-	-

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Notes To The Condensed Financial Statements
(All amounts in footnotes in thousands of US Dollars)

1.            Basis of Presentation
In the parent-company-only condensed financial statements, the Parent Company's (the "Company") investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company did not receive cash dividends from its subsidiaries during the years ended December 31, 2015, 2014 and 2013.
The parent-company-only condensed financial statements should be read in conjunction with the Company's consolidated financial statements.
2.            Convertible Promissory Notes
On March 12, 2015 ("commitment date"), the Company issued an unsecured convertible promissory note of $4,000 to Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, for general corporate purposes. The convertible note is repayable in ten consecutive semi-annual installments of $200, along with a balloon installment of $2,000 payable on the final maturity date, March 19, 2020. The note bears interest of Libor plus a margin with quarterly interest payments. At Jelco's option, the principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed in Note 1 of the consolidated financial statements according to the terms of the convertible note) per share. The Company has the right to defer up to three consecutive installments to the balloon installment. As of the date of this annual report the Company has deferred the installment due for payment on March 19, 2016 to the balloon installment.
On September 7, 2015 ("commitment date"), the Company issued an unsecured revolving convertible promissory note of up to $6,765 (the "Applicable Limit") to Jelco for general corporate purposes. The revolving convertible promissory note has a tenor of up to five years after the first drawdown and the Applicable Limit is reduced by $1,000 each year after the second year following the first drawdown. The note bears interest of Libor plus a margin with quarterly interest payments. At Jelco's option, the Company's obligation to repay the principal amount under the revolving convertible note may be paid in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed in Note 1 of the consolidated financial statements according to the terms of the convertible note) per share. On December 1, 2015, the unsecured revolving convertible promissory note was amended, increasing the maximum principal amount available to be drawn to $9,765. On December 14, 2015, the unsecured revolving convertible promissory note was further amended, increasing the maximum principal amount available to be drawn to $11,765, while also increasing the amount by which the Applicable Limit will be reduced from $1,000 to $2,000. The Company has drawn down the entire $11,765 as of December 31, 2015.
See Note 3 "Transactions with Related Parties" to the consolidated financial statements for further information.
3.            Guarantee
All of the Company's vessel-owning subsidiaries have long-term facilities. Under the terms of the loan agreements, the Company has guaranteed the payment of all principal and interest. In the event of a default under the loan agreements, the Company will be directly liable to the lenders. The facilities mature at various times between 2020 and 2021. The maximum potential amount that the Company could be liable for under the guarantee as of December 31, 2015 is $178,447.
See Note 8 "Long-Term Debt" to the consolidated financial statements for further information.