Form 20-F
period 2016-12-31
Seanergy Maritime Holdings Corp.
filed 2017-04-28
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR
[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: Not applicable
For the transition period from _______ to _______
Commission file number: 001-34848
SEANERGY MARITIME HOLDINGS CORP.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

16 Grigoriou Lambraki Street, 166 74 Glyfada, Athens, Greece
(Address of principal executive offices)

Stamatios Tsantanis, Chairman & Chief Executive Officer Seanergy Maritime Holdings Corp. 16 Grigoriou Lambraki Street, 166 74 Glyfada, Athens, Greece Telephone: +30 210 8913507, Fax: +30 210 9638404
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of class	Name of exchange on which registered
Shares of common stock, par value $0.0001 per share	Nasdaq Capital Market
Class A Warrants	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2016, there were 34,072,210 shares of the registrant's common stock, $0.0001 par value, outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [_] Yes  [X] No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [_] Yes [X] No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [_] No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [X] Yes [_] No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [_]	Accelerated filer [_]	Non-accelerated filer [X]
Emerging growth company [_]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [_]
† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:
•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;
•	changes in seaborne and other transportation patterns;
•	changes in the supply of or demand for drybulk commodities, including drybulk commodities carried by sea, generally or in particular regions;
•	changes in the number of newbuildings under construction in the drybulk shipping industry;
•	changes in the useful lives and the value of our vessels and the related impact on our compliance with loan covenants;
•	the aging of our fleet and increases in operating costs;
•	changes in our ability to complete future, pending or recent acquisitions or dispositions;
•	our ability to achieve successful utilization of our expanded fleet;
•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•
changes in our ability to leverage the relationships and reputation in the drybulk shipping industry of our third-party managers, V.Ships Limited, or V.Ships, our technical manager, and Fidelity Marine Inc., or Fidelity, our commercial manager;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;
•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;
•	loss of our customers, charters or vessels;
•	damage to our vessels;
•	potential liability from future litigation and incidents involving our vessels;
•	our future operating or financial results;
•	our ability to continue as a going concern;
•	acts of terrorism and other hostilities;
•	changes in global and regional economic and political conditions;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the drybulk shipping industry; and
•	other factors discussed in "Item 3.D. Risk Factors."

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward looking statements.  Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.
We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws.  If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

PART I
Unless the context otherwise requires, as used in this annual report, the terms "Company", "Seanergy", "we", "us", and "our" refer to Seanergy Maritime Holdings Corp. and any or all of its subsidiaries, and "Seanergy Maritime Holdings Corp." refers only to Seanergy Maritime Holdings Corp. and not to its subsidiaries. References in this annual report to "Seanergy Maritime" refer to our predecessor, Seanergy Maritime Corp.
We use the term deadweight tons, or "dwt", in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.  Unless otherwise indicated, all references to "U.S. dollars", "dollars", "U.S. $" and "$" in this annual report are to the lawful currency of the United States of America.  References in this annual report to our common shares are adjusted to reflect the consolidation of our common shares through a one-for-five reverse stock split, which became effective as of January 8, 2016.
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
A.          Selected Financial Data
The following table sets forth our selected consolidated financial data.  The selected consolidated financial data in the table as of December 31, 2016, 2015, 2014, 2013 and 2012 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.  The following data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included elsewhere in this annual report.

(Amounts in the tables below are in thousands of U.S. dollars, except for share and per share data.)
	Year Ended December 31,
	2016	2015	2014	2013	2012
Statement of Income Data:
Vessel revenue, net	34,662	11,223	2,010	23,079	55,616
Direct voyage expenses	(21,008)	(7,496)	(1,274)	(8,035)	(13,587)
Vessel operating expenses	(14,251)	(5,639)	(1,006)	(11,086)	(26,983)
Voyage expenses - related party	-	-	(24)	(313)	(532)
Management fees - related party	-	-	(122)	(743)	(1,625)
Management fees	(895)	(336)	-	(194)	(588)
General and administration expenses	(4,134)	(2,804)	(2,987)	(3,966)	(6,337)
General and administration expenses - related party	-	(70)	(309)	(412)	(402)
Loss on bad debts	-	(30)	(38)	-	(327)
Amortization of deferred dry-docking costs	(556)	(38)	-	(232)	(3,648)
Depreciation	(8,531)	(1,865)	(3)	(982)	(15,606)
Loss on sale of vessels	-	-	-	-	(15,590)
Impairment loss for goodwill	-	-	-	-	(4,365)
Impairment loss for vessels and deferred charges	-	-	-	(3,564)	(147,143)
Gain on disposal of subsidiaries	-	-	-	25,719	-
Gain on restructuring	-	-	85,563	-	-
Operating (loss) / income	(14,713)	(7,055)	81,810	19,271	(181,117)
Interest and finance costs	(7,235)	(1,460)	(1,463)	(8,389)	(12,480)
Interest and finance costs - related party	(2,616)	(399)	-	-	-
Interest income	20	-	14	13	59
Loss on interest rate swaps	-	-	-	(8)	(189)
Foreign currency exchange (losses) gains, net	(45)	(42)	(13)	19	(43)
Total other expenses, net	(9,876)	(1,901)	(1,462)	(8,365)	(12,653)
Net (loss) / income before taxes	(24,589)	(8,956)	80,348	10,906	(193,770)
Income tax (expense) / benefit	(34)	-	-	1	2
Net (loss) / income	(24,623)	(8,956)	80,348	10,907	(193,768)
Net (loss) / income per common share
Basic and diluted	(1.20)	(0.83)	30.06	4.56	(83.69)
Weighted average common shares outstanding
Basic	20,553,007	10,773,404	2,672,945	2,391,628	2,315,315
Diluted	20,553,007	10,773,404	2,672,950	2,391,885	2,315,315

	As of December 31,
	2016	2015	2014	2013	2012
Balance Sheet Data:
Total current assets	22,329	8,278	3,207	66,350	52,086
Vessels, net	232,109	199,840	-	-	68,511
Total assets	257,534	209,352	3,268	66,350	120,960
Total current liabilities, including current portion of long-term debt	21,230	9,250	592	157,045	222,577
Non-current liabilities	226,702	186,068	-	-	-
Common stock	3	2	-	-	-
Total equity / (deficit)	30,832	23,284	2,676	(90,695)	(101,617)
Shares issued and outstanding as at December 31,	34,072,210	19,522,413	3,977,854	2,391,854	2,391,856

	Year Ended December 31,
	2016	2015	2014	2013	2012
Cash Flow Data:
Net cash (used in) provided by operating activities	(15,339)	(4,737)	(14,858)	1,030	2,418
Net cash (used in) provided by investing activities	(40,779)	(201,684)	105,895	993	55,402
Net cash provided by (used in) financing activities	65,672	(206,852)	(91,239)	(3,246)	(71,256)

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
In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain covenants in our loan agreements, and our lenders could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with our loan covenants. If any of our loans are accelerated, we may not be able to refinance our debt or obtain additional funding. We expect that we will enter into more loan agreements in connection with the future acquisitions of vessels. For more information regarding our current loan facilities, please see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements – Credit Facilities."
In addition, if vessel values decline, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. Furthermore, if we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessels' carrying amount in our financial statements, resulting in a loss and a reduction in earnings.

Charter hire rates for drybulk vessels are highly volatile and remain significantly below the highs of 2008, which had and may continue to have an adverse effect on our revenues, earnings and profitability.
The dramatic downturn in the drybulk charter market, from which we derive substantially all of our revenues, has severely affected the drybulk shipping industry and has harmed our business. The Baltic Dry Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 290 in February 10, 2016, which represents a decline of 98%. In 2016, the BDI ranged from a low of 290 on February 10, 2016, to a high of 1,257 on November 18, 2016, and during 2017 up to April 27, 2017, the BDI has ranged from a low of 685 on February 14, 2017 to a high of 1,338 on March 29, 2017. The decline and volatility in charter rates has been due to various factors, including the over-supply of drybulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and trade disruptions caused by natural disasters. Drybulk charter rates are at depressed levels and may decline further. These circumstances have had a number of adverse consequences from time to time for drybulk shipping, including, among other developments:
•	decrease in available financing for vessels;
•	no active secondhand market for the sale of vessels;
•	charterers seeking to renegotiate the rates for existing time charters;
•	widespread loan covenant defaults in the drybulk shipping industry due to the substantial decrease in vessel values; and
•	declaration of bankruptcy by some operators, charterers and vessel owners.
The degree of charter hire rate volatility among different types of drybulk vessels has varied widely. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected and we may not be able to successfully charter our vessels at rates sufficient to allow us to operate our business profitably or meet our obligations. Further, if low charter rates in the drybulk market continue or decline further for any significant period, this could have an adverse effect on our vessel values and ability to comply with the financial covenants in our loan agreements. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, our lenders could accelerate our debt and we could face the loss of our vessels.
We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
We currently operate almost all of our vessels in the spot market, exposing us to fluctuations in spot market charter rates. Further, we may employ any additional vessels that we acquire in the spot market.
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
Historically, the drybulk shipping markets have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for drybulk capacity. Weak global economic trends may further reduce demand for transportation of drybulk cargoes over longer distances, which may materially affect our revenues, profitability and cash flows. The spot charter market may fluctuate significantly based upon supply of and demand for vessels and cargoes. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably or to meet our obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
An over-supply of drybulk vessel capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.
The market supply of drybulk vessels has been increasing due to the high level of new deliveries in the last few years. Drybulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2016. As of the date of this annual report, the drybulk newbuilding orderbook, which extends to 2020, equaled approximately 8.3% of the existing world drybulk fleet, and the orderbook may increase further in proportion to the existing fleet. An over-supply of drybulk vessel capacity could prolong the period during which low charter rates prevail.
Factors that influence the supply of vessel capacity include:
•	number of new vessel deliveries;
•	scrapping rate of older vessels;
•	vessel casualties;
•	price of steel;
•	number of vessels that are out of service;
•	changes in environmental and other regulations that may limit the useful life of vessels; and
•	port or canal congestion.

If drybulk vessel capacity increases but the demand for vessel capacity does not increase or increases at a slower rate, charter rates could materially decline, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
If economic conditions throughout the world do not improve, it will impede our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.
Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union, or the EU. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long the current market conditions will last.
The EU and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. Moreover, there is uncertainty related to certain countries' ability to refinance their sovereign debt, such as Greece, Spain, Portugal, and Italy. As a result, the credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented a broad variety of governmental action and new regulation of the financial markets and may implement additional regulations in the future. As a result, global economic conditions and global financial markets have been, and continue to be, volatile. Further, credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.
In addition, continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP decreased to approximately 6.7% for the year ended December 31, 2016 from approximately 6.8% for the year ended December 31, 2015, and continues to remain below pre-2008 levels. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the EU and in certain Asian countries may further adversely affect economic growth in China and elsewhere. Our results of operations and ability to grow our fleet could be impeded by a continuing or worsening economic downturn in any of these countries or geographic regions.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. The new U.S. president was elected on a platform promoting trade protectionism. The results of the presidential election has thus created significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. On January 23, 2017, the U.S. President signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.
We face risks attendant to the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, reduced levels of growth, and trade protectionism among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business or impair our ability to borrow under our loan agreements or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with depressed charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows and the trading price of our common stock. In the absence of available financing, we also may be unable to complete vessel acquisitions, take advantage of business opportunities or respond to competitive pressures.
The instability of the euro or the inability of Eurozone countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.
Concerns persist regarding the debt burden of certain Eurozone countries, such as Greece, Spain, Portugal, and Italy, and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for drybulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

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
The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
Upon redelivery of vessels at the end of a period time or voyage time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter.
Our vessels are chartered on the spot charter market, either through trip charter contracts or voyage charter contracts. Voyage charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense. We do not intend to hedge our fuel costs, thus an increase in the price of fuel may affect in a negative way our profitability and our cash flows.
Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The drybulk shipping market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedule and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, our revenues may be stronger in fiscal quarters ending December 31 and March 31. This seasonality should not affect our operating results if our vessels are employed on period time charters, but since almost all of our vessels are employed in the spot market, seasonality may materially affect our operating results.

Our vessels may call on ports located in or may operate in countries that are subject to restrictions imposed by the United States, the European Union or other governments that could adversely affect our reputation and the market price of our common stock.
During the year ended December 31, 2016, none of our vessels called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Iran, Sudan and Syria; however our vessels may call on ports in these countries from time to time in the future on our charterers' instructions.  The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act.  Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.  In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions.  Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the U.S., including conducting business in U.S. dollars.  Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions.  Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector.  The Iran Threat Reduction Act also includes a provision requiring the President of the U.S. to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used.  Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
On November 24, 2013, the P5+1 (the U.S., United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the Joint Plan of Action, or JPOA.  Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months.
On January 20, 2014, the U.S. and EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA.  These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.  The JPOA was subsequently extended twice.
On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons.  On January 16, 2016, the U.S. joined the EU and the United Nations, or the UN, in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.
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
Although it is our intention to comply with the provisions of the JCPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JCPOA.
We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations.  In order to maintain compliance, we monitor and review the movement of our vessels on a frequent basis.  During 2016, none of our vessels made port calls to Iran.

All or most of our future charters shall include provisions and trade exclusion clauses prohibiting the vessels from calling on ports where there is an existing U.S embargo.  Furthermore as of the date hereof, neither the Company nor its subsidiaries have ever entered into or have any future plans to enter into, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, Syria or Sudan or any entities controlled by the governments of these countries, including any entities organized in these countries.
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
Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes.  These requirements include, but are not limited to, EU Regulations, the U.S. Oil Pollution Act of 1990, or OPA,  the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA,  the U.S. Clean Air Act , including its amendments of 1977 and 1990, or the CAA, the U.S. Clean Water Act, or the CWA, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and regulations of the International Maritime Organization, or the IMO, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of emission control areas, or ECAs, thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966, as from time to time amended and generally referred to as the LL Convention, the International Convention on Civil Liability for Bunker Oil Pollution Damage, generally referred to as the Bunker Convention, the IMO's International Management Code for the Safe Operation of Ships and for Pollution Prevention, generally referred to as the ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments, generally referred to as the BWM Convention, and the International Ship and Port Facility Security Code, or ISPS.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast water, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.  Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of vessels we may acquire in the future.  Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.
Recent action by the IMO's Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats.  This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.
International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security, such as the MTSA. These security procedures can result in delays in the loading, discharging or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, vessels. Future changes to the existing security procedures may be implemented that could affect the drybulk sector. These changes have the potential to impose additional financial and legal obligations on vessels and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.
Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Strait of Malacca, Arabian Sea, Red Sea, Gulf of Aden off the coast of Somalia, Indian Ocean and Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, and increasingly in the Gulf of Guinea and Strait of Malacca, with drybulk vessels particularly vulnerable to such attacks. If piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to employ onboard security armed guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels could have a material adverse impact on our business, financial condition and results of operations.
The operation of drybulk vessels has particular operational risks.
The operation of drybulk vessels has certain unique risks. With a drybulk vessel, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk vessels are often subjected to battering treatment during discharging operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during discharging procedures may affect a vessel's seaworthiness while at sea. Hull fractures in drybulk vessels may lead to the flooding of the vessels' holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, and results of operations.
If any of our vessels fails to maintain its class certification or fails any annual survey, intermediate survey, or special survey, or if any scheduled class survey takes longer or is more expensive than anticipated, this could have a material adverse impact on our financial condition and results of operations.
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
If any vessel does not maintain its class, the vessel will not be allowed to carry cargo between ports and cannot be employed or insured. Any such inability to carry cargo or be employed, or any related violation of our loan covenants, could have a material adverse impact on our financial condition and results of operations.

Because seafaring employees we employ are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.
We employ a large number of seafarers. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will be renewed as necessary or will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.
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
In March 2014, we completed a financial restructuring, following which we did not own any vessels. During 2015 we acquired eight of the ten vessels in our current fleet, and between November and December 2016 we acquired the remaining vessels in our current fleet. As a result, we have a limited operating history since our financial restructuring, and therefore limited historical financial results upon which you can evaluate our restructured operations. We cannot assure you that we will be successful in operating our fleet in the future.
We have depended on an entity affiliated with our principal shareholder for financing
We have relied on Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is also our principal shareholder, or Sponsor, for funding during 2015 and 2016, for vessel acquisitions and general corporate purposes.  This has included convertible promissory notes, a loan facility and a backstop loan facility, all as further described under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements." We cannot assure you that in the future we will be able to rely on Jelco for financing on similar terms or at all.  Any inability to secure financing in the future from Jelco could negatively affect our liquidity position and ability to fund our ongoing operations.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
We acquired two vessels between November and December 2016, have agreed to acquire an additional vessel that is expected to be delivered between May 25, 2017 and July 17, 2017, and we may acquire additional vessels in the future. Our ability to manage our growth will primarily depend on our ability to:
•	generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs, including debt service;
•	raise equity and obtain required financing for our existing and new operations, including or our pending acquisition of the vessel expected to be delivered between May 25, 2017 and July 17, 2017;
•	locate and acquire suitable vessels;
•	identify and consummate acquisitions or joint ventures;
•	integrate any acquired businesses or vessels successfully with our existing operations;
•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;
•	expand our customer base; and
•	manage our expansion.
Growing any business by acquisitions presents numerous risks such as obtaining acquisition financing on acceptable terms or at all, undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans and we may incur significant additional expenses and losses in connection therewith.
Purchasing and operating secondhand vessels, such as our current fleet and the vessel expected to be delivered between May 25, 2017 and July 17, 2017 that we have agreed to acquire, may result in increased operating costs and vessel off-hire, which could adversely affect our financial condition and results of operations.
All ten of the vessels in our current fleet are secondhand vessels, and the vessel expected to be delivered between May 25, 2017 and July 17, 2017 is also a secondhand vessel. Our inspection of these or other secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and the cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any secondhand vessels we acquire.
As the vessels in our fleet or other secondhand vessels we may acquire age, they may become less fuel efficient and more costly to maintain and will not be as advanced as recently constructed vessels due to improvements in design, technology and engineering. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers.
Charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton, which has become the major vetting service in the drybulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. One, eight and one of the vessels in our current fleet have five, four and three star ratings from Rightship, respectively. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, as our vessels age, we may not be able to operate them profitably during the remainder of their useful lives.
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
We may enter into newbuilding contracts in connection with our vessel acquisition strategy. Newbuilding construction projects are subject to risks of delay inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. A shipyard's failure to deliver a vessel on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results.
We have agreed to acquire a vessel that is expected to be delivered between May 25, 2017 and July 17, 2017 and may acquire additional vessels, and if those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.
We have agreed to acquire a vessel that is expected to be delivered between May 25, 2017 and July 17, 2017 and may acquire additional vessels in the future. The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. A delay in the delivery of any vessels to us, the failure of the contract counterparty to deliver a vessel at all, or us not taking delivery of a vessel could cause us to breach our obligations under a related time charter or could otherwise adversely affect our financial condition and results of operations. In addition, the delivery of any vessel with substantial defects could have similar consequences.
Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.
As of December 31, 2016, we had $216 million of outstanding debt, excluding unamortized financing fees and the convertible promissory notes issued to Jelco. Moreover, we anticipate that we will incur significant future indebtedness in connection with the acquisition of additional vessels, including the vessel expected to be delivered between May 25, 2017 and July 17, 2017, although there can be no assurance that we will be successful in identifying additional vessels or securing such debt financing. Significant levels of debt could have important consequences to us, including the following:
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
Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control, as well as the interest rates applicable to our outstanding indebtedness. If our operating income is not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future. For more information regarding our current loan arrangements, please see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements."
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

Furthermore, historically interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Due to current market practices, we have agreed to such provisions and may be required to do so in future loan agreements. In case our lenders elect to replace LIBOR with their higher cost of funds rate, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.
Our loan agreements contain, and we expect that other future loan agreements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our loan agreements, a default by us under one loan could lead to defaults under multiple loans.
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
In the recent past, we have obtained waivers and deferrals of certain major financial covenants in all of our existing bank loan agreements until the second quarter of 2018.  However, there can be no assurance that we will obtain similar waivers and deferrals from our lenders in the future if needed.
Because of the presence of cross-default provisions in our loan agreements, a default by us under a loan and the refusal of any one lender to grant or extend a waiver could result in the acceleration of our indebtedness under our other loans. A cross-default provision means that if we default on one loan, we would then default on our other loans containing a cross-default provision.
The failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.
The ability and willingness of each of our counterparties to perform its obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the industries in which our counterparties operate and the overall financial condition of the counterparties. From time to time, those counterparties may account for a significant amount of our chartering activity and revenues. In addition, in challenging market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charter agreements, and so our customers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could suffer significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Rising crew costs may adversely affect our profits.
Crew costs are expected to be a significant expense for us. Recently, the limited supply of and increased demand for qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs. Increases in crew costs may adversely affect our profitability.

We may not be able to attract and retain key management personnel and other employees, which may negatively affect the effectiveness of our management and our results of operations.
Our success will depend to a significant extent upon the abilities and efforts of our management team, including our ability to retain key members of our management team and the ability of our management to recruit and hire suitable employees. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations.
Our vessels may suffer damage, and we may face unexpected repair costs, which could adversely affect our cash flow and financial condition.
If our vessels suffer damage, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of any dividends in the future. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay repair costs not covered by our insurance.
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
Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, could result in fines, criminal penalties, and an adverse effect on our business.
We operate throughout the world, including countries known to have a reputation for corruption.  We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA.  We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the FCPA.  Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition.  In addition, actual or alleged violations could damage our reputation and ability to do business.  Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
We depend on our commercial and technical managers to operate our business and our business could be harmed if our managers fail to perform their services satisfactorily.
Pursuant to our management agreements, V.Ships provides us with technical, general administrative and support services (including vessel maintenance, crewing, purchasing, shipyard supervision, assistance with regulatory compliance, accounting related to vessels and provisions) and Fidelity provides us with commercial management services for our vessels. Our operational success depends significantly upon V.Ships and Fidelity's satisfactory performance of these services. Our business would be harmed if V.Ships or Fidelity failed to perform these services satisfactorily. In addition, if our management agreements with either V.Ships or Fidelity were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our existing management agreements.
Our ability to compete for and enter into new period time and spot charters and to expand our relationships with our existing charterers will depend largely on our relationship with our commercial manager, Fidelity, and its reputation and relationships in the shipping industry. If Fidelity suffers material damage to its reputation or relationships, it may harm our ability to:

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
Our managers are each privately held companies and there is little or no publicly available information about them.
The ability of V.Ships and Fidelity to render management services will depend in part on their own financial strength. Circumstances beyond our control could impair their financial strength, and because each is a privately held company, information about their financial strength is not available. As a result, we and our shareholders might have little advance warning of financial or other problems affecting them even though their financial or other problems could have a material adverse effect on us.
Management fees will be payable to our technical manager regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.
Pursuant to our technical management agreements with V.Ships, we paid a monthly fee of $9,650 per vessel in 2016 and a monthly fee of $8,000 per vessel as of January 1, 2017 in exchange for V.Ships providing technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, which are reimbursed by us to the technical manager. The management fees are payable whether or not our vessels are employed and regardless of our profitability, and we have no ability to require our technical managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.
The majority of the members of our shipping committee are appointees nominated by Jelco, which could create conflicts of interest detrimental to us.
Our board of directors has created a shipping committee, which has been delegated exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. Jelco has the right to appoint two of the three members of the shipping committee and as a result effectively controls all decisions with respect to our shipping operations that do not involve a transaction with our Sponsor. Mr. Stamatios Tsantanis, Ms. Christina Anagnostara and Mr. Elias Culucundis currently serve on our shipping committee.
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
Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to any taxable year. In this regard, we intend to treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute passive asset. There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the shares of our common stock. Similar consequences would apply to holders of our warrants. See "Item 10.E. Tax Considerations – U.S. Federal Income Tax Consequences – U.S. Federal Income Taxation of U.S. Holders - Passive Foreign Investment Company Rules" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.
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
We did not qualify for exemption from the 4% tax under Section 883 for our 2016 taxable year as we did not satisfy one of the ownership tests described in "Item 10.E. Tax Considerations – United States Federal Income Tax Consequences – Exemption of Operating Income from United States Federal Income Taxation" for such taxable year. The ownership tests require us, inter alia, to establish or substantiate sufficient ownership of our common shares by one or more "qualified" shareholders.  For our 2016 taxable year, we had U.S. source gross shipping income, on which we were subject to a U.S federal tax of $33,485. Some of our charterparties contain clauses that permit us to seek reimbursement from charterers of any U.S. tax paid. We have yet to seek reimbursement, so we may not be successful in this regard.
Due to the factual nature of the issues involved, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2017 or subsequent taxable year. If we or our subsidiaries are not entitled to exemption under Section 883 for any such taxable year, we or our subsidiaries could be subject for those years to a 4% U.S. federal income tax on any shipping income such companies derived during the year that is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.
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
The Public Company Accounting Oversight Board inspection of our independent accounting firm, could lead to findings in our auditors' reports and challenge the accuracy of our published audited consolidated financial statements.
Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB was prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our stockholders were deprived of the possible benefits of such inspections. During 2015, Greece agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors' quality control procedures, question the validity of the auditor's reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.

Risks Relating to Our Common Stock
The market price of our common shares has been and may in the future be subject to significant fluctuations. Further, there is no guarantee of a continuing public market to resell our common shares.
Our common shares commenced trading on the Nasdaq Global Market on October 15, 2008. Since December 21, 2012, our common shares have traded on the Nasdaq Capital Market. We cannot assure you that an active and liquid public market for our common shares will continue.
The market price of our common shares has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:
•	quarterly variations in our results of operations;
•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
•	changes in earnings estimates or the publication of research reports by analysts;
•	speculation in the press or investment community about our business or the shipping industry generally;
•	strategic actions by us or our competitors such as acquisitions or restructurings;
•	the thin trading market for our common shares, which makes it somewhat illiquid;
•	regulatory developments;
•	additions or departures of key personnel;
•	general market conditions; and
•	domestic and international economic, market and currency factors unrelated to our performance.
The stock markets in general, and the markets for drybulk shipping and shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.
Additionally, there is no guarantee of a continuing public market to resell our common shares. Our common shares now trade on the Nasdaq Capital Market. We cannot assure you that an active and liquid public market for our common shares will continue.
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
Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend. Dividends may be declared and paid out of our operating surplus. Dividends may also be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. We may be unable to pay dividends in the anticipated amounts or at all.
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

These provisions:
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

These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.
Issuance of preferred shares may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.
Our amended and restated articles of incorporation currently authorize our board of directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without shareholders' approval. If our board of directors determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and our shareholders' ability to realize any potential change of control premium.
Jelco and Comet Shipholding Inc., are able to control the outcome of all matters requiring a shareholder vote, and their interests could conflict with the interests of our other shareholders.
Based on documents publicly filed with the U.S. Securities and Exchange Commission, or the Commission, Jelco and Comet Shipholding Inc., or Comet, both companies affiliated with our Sponsor, collectively own approximately 16,763,774, or approximately 45.5%, of our outstanding common shares as of April 28, 2017.  Jelco may also acquire up to 27,738,890 additional common shares upon conversion of the convertible promissory notes issued to it by the Company, in which case our Sponsor would own approximately 68.9 % of our outstanding common shares as of April 28, 2017. As a result, our Sponsor will generally be able to control the outcome of all matters requiring a shareholder vote. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders or deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of our business, and it is possible that the interests of our Sponsor may in some cases conflict with our interests and the interests of our other holders of shares. For example, conflicts of interest may arise between us, on one hand, and our Sponsor or affiliated entities, on the other hand, which may result in the transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares.  In addition, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with controlling shareholders.
We may issue additional common shares or other equity securities without stockholder approval, which would dilute our existing stockholder's ownership interests and may depress the market price of our common stock.
We may issue additional common shares or other equity securities of equal or senior rank in the future without shareholder approval in connection with, among other things, future vessel acquisitions, the repayment of outstanding indebtedness, and the conversion of convertible financial instruments.
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

In addition, we may issue additional common shares upon any conversion of our outstanding convertible promissory notes issued to Jelco or upon exercise of our outstanding class A warrants or the Representative's Warrants issued to Maxim Group LLC, or Maxim in connection with our public offering in December 2016.
As of April 28, 2017, Jelco had the right to acquire 4,222,223 common shares upon exercise of a conversion option pursuant to the convertible promissory note dated March 12, 2015, issued by the Company to Jelco, and 23,516,667 common shares upon exercise of a conversion option pursuant to the convertible promissory note dated September 7, 2015, as amended, issued by the Company to Jelco. Under each of the convertible promissory notes, Jelco may, at its option, convert the principal amount under the note at any time into common shares at a conversion price of $0.90 per share.  Our issuance of additional common shares in such instance would cause the proportionate ownership interest in us of our existing shareholders, other than Jelco, to decrease; the relative voting strength of each previously outstanding common share held by our existing shareholders to decrease; and the market price of our common shares could decline.  In addition, the conversion price may be reduced leading to the issuance of addition common shares.  On March 28, 2017, we entered into a $47.5 million secured loan agreement with Jelco.  Under the terms of loan, we agreed that as a condition precedent to any advance under the loan, we will obtain an independent third party fairness opinion stating the conversion price under the convertible promissory note dated September 7, 2015, as amended, that is fair to all our shareholders and enter into an amendment to such note amending the conversion price to the lower of (i) the conversion price as defined in such note and (ii) the price determined by the fairness opinion.
As of April 28, 2017, we had 11,500,000 class A warrants outstanding to purchase an aggregate of 11,500,000 common shares and two Representative's Warrants outstanding to purchase an aggregate of 565,000 common shares. Each class A warrant is exercisable for one common share at an exercise price of $2.00 per share and expires in December 2021.  The Representative's Warrants have an exercise price equal to $1.875 per common share and expire in December 2019.  Our issuance of additional common shares upon the exercise of the class A warrants or Representative's Warrants would cause the proportionate ownership interest in us of our existing shareholders, other than the exercising warrant holders, to decrease; the relative voting strength of each previously outstanding common share held by our existing shareholders to decrease; and the market price of our common shares could decline.
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.
Our corporate affairs are governed by our amended and restated articles of incorporation, our amended and restated by-laws and by 1the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
ITEM 4.	INFORMATION ON THE COMPANY
A.          History and Development of the Company
Overview
We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities. In August 2012, we began discussions with our former lenders, and in connection with our restructuring we sold all 20 of our former vessels. In March 2014, we completed our restructuring, following which we did not own any vessels. During 2015 we acquired eight drybulk vessels, comprising six Capesize and two Supramax, and acquired an additional two Capesize vessels between November and December 2016. We recently agreed to acquire an additional Capesize vessel, which is expected to be delivered between May 25, 2017 and July 17, 2017.
We believe we have established a reputation in the international drybulk shipping industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets, and who have strong ties to a number of international charterers.
We were incorporated under the laws of the Republic of the Marshall Islands, pursuant to the BCA, on January 4, 2008, originally under the name Seanergy Merger Corp.  We changed our name to Seanergy Maritime Holdings Corp. on July 11, 2008. Our executive offices are located at 16 Grigoriou Lambraki Street, 166 74 Glyfada, Athens, Greece and our telephone number is + 30 210 8913507.

History and Development
In August 2012, we began discussions with our former lenders to finalize the satisfaction and release of our obligations under certain of our former loan facility agreements and the amendment of the terms of certain of our loan facility agreements. Between January 2012 and March 2014, we sold all 20 of our former vessels, in some cases by transferring ownership of certain of our vessel-owning subsidiaries to third parties nominated by our former lenders in connection with our restructuring. In March 2014, we completed our restructuring, following which we did not own any vessels and did not have any long-term debt obligations.
On March 12, 2015 we entered into share purchase agreements with Jelco and Stamatios Tsantanis, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, under which we sold 5,000,100 of our common shares to Jelco for $4.5 million and 333,400 of our common shares to Mr. Tsantanis for $0.3 million, equal to a price per share of $0.90. As part of the transactions, the purchasers received customary registration rights.
On March 19, 2015, we acquired a Capesize vessel, which was renamed Leadership, from an unaffiliated third party. The acquisition of the vessel was financed with proceeds from (i) a convertible promissory note dated March 12, 2015, issued by the Company to Jelco for $4 million, (ii) a loan agreement dated March 06, 2015 for $8.75 million with Alpha Bank A.E. and (iii) a share purchase agreement dated March 12, 2015 with Jelco for the issuance of 5,000,100 of our common shares in exchange for $4.5 million, equal to a price per share of $0.90. This acquisition was made pursuant to a memorandum of agreement between our vessel-owning subsidiary and the seller, dated December 23, 2014.
On August 6, 2015, we entered into a purchase agreement and seven memoranda of agreement with entities affiliated with our Sponsor to acquire seven secondhand drybulk vessels, consisting of five Capesize and two Supramax vessels, for an aggregate purchase price of $183.4 million. We took delivery of the seven vessels between September and December 2015. The acquisition costs of the seven vessels were funded with proceeds from a $44.4 million senior secured loan facility with HSH Nordbank AG to finance the acquisition of the Geniuship and Gloriuship, a $52.7 million secured term loan facility with UniCredit Bank AG to partly finance the acquisition of the Premiership, Gladiatorship and Guardianship, a $33.8 million secured loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship, a $39.4 million secured term loan facility with Natixis to partly finance the acquisition of the Championship, the Share Purchase Agreement (defined below) and the convertible promissory note dated September 7, 2015, issued by the Company to Jelco. For more information regarding our current loan facilities and convertible promissory notes, please see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements."
On September 7, 2015, we entered into a share purchase agreement with Jelco under which we agreed to sell Jelco 10,022,240 of our common shares in three tranches for $9.0 million, or the Share Purchase Agreement. The common shares were sold at a price of $0.90 per share. On September 11, 2015, the first tranche of 3,889,980 common shares was sold for $3.5 million. On September 29, 2015, the second tranche of 2,655,740 common shares was sold for $2.4 million. On October 21, 2015, the third tranche of 3,476,520 common shares was sold for $3.1 million. As part of the transaction, the purchaser received customary registration rights.
On January 7, 2016, we effected a one-for-five reverse split of our common stock. The reverse stock split became effective and the common stock began trading on a split-adjusted basis on the Nasdaq Capital Market at the opening of trading on January 8, 2016. When the reverse stock split became effective, every five shares of our issued and outstanding common stock was automatically combined into one issued and outstanding share of common stock without any change in the par value per share or the total number of authorized shares. This reduced the number of outstanding shares of our common stock from 97,612,971 shares on January 7, 2016, to 19,522,413 shares on January 8, 2016, after adjusting for fractional shares.
In a registered direct offering that was completed on August 10, 2016, we sold 1,180,000 of our common shares to an unaffiliated institutional investor at a public offering price of $4.15 per share, for aggregate gross proceeds of $4.9 million. The net proceeds from the sale of the common shares, after deducting placement agent fees and related offering expenses, were approximately $4.1 million.
On September 26, 2016, we entered into agreements with an unaffiliated third party for the purchase of two secondhand Capesize vessels for an aggregate purchase price of $41.5 million. We took delivery of the vessels, Lordship and Knightship, between November and December 2016. The acquisition costs of the vessels were funded with proceeds from the Jelco Loan Facility described below, a $32 million secured loan facility with Northern Shipping Fund III LP, or NSF, and by cash on hand.
In a registered direct offering that was completed on November 23, 2016, we sold 1,305,000 common shares to unaffiliated institutional investors at a public offering price of $2.75 per share, for aggregate gross proceeds of $3.6 million. The net proceeds from the sale of the common shares, after deducting fees and expenses, were approximately $3.2 million.

On December 21, 2016, we completed a public offering of 11,300,000 of our common shares and class A warrants to purchase 11,500,000 common shares, which included the exercise of an over-allotment option. In connection with the offering, we issued to Maxim, the underwriter, Representative's Warrants to purchase 565,000 of our common shares.  We received net proceeds of $14.9 million in connection with the consummation of the underwritten public offering.
On February 3, 2017, we entered into an Equity Distribution Agreement with Maxim, as sales agent, under which we may offer and sell, from time to time through Maxim up to $20 million of our common shares. We refer to this as the "public at-the-market offering". We will determine, at our sole discretion, the timing and number of shares to be sold pursuant to the Equity Distribution Agreement along with any minimum price below which sales may not be made.  As of April 25, 2017, we have sold 2,642,036 of our common shares for an aggregate net proceeds of $2.4 million in connection with this public at-the-market offering. Maxim has received aggregate compensation of $0.1 million for such sales.
On March 7, 2017, we entered into a settlement agreement with Natixis related to our secured term loan facility with Natixis.  Under the terms of the settlement agreement, we have an option, until September 29, 2017, to satisfy the full amount of the facility at a discount by making a prepayment of $28 million.  Upon such prepayment, the facility will be deemed satisfied in full.

On March 28, 2017, we entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel for a gross purchase price of $32.7 million. The vessel is expected to be delivered between May 25, 2017 and July 17, 2017.  We paid a deposit of $3.3 million with cash on hand on March 30, 2017.
We expect to fund the prepayment of the Natixis loan facility and the purchase of the vessel we have agreed to acquire with cash on hand, cash inflows from operations, new loans with third parties, our existing at-the-market offering, and, if necessary, the Jelco Backstop Facility, as described above.
B.          Business Overview
We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities.  We currently own eight Capesize and two Supramax vessels.  We recently agreed to acquire an additional Capesize vessel, which is expected to be delivered between May 25, 2017 and July 17, 2017.
We believe we have established a reputation in the international drybulk shipping industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets, and who have strong ties to a number of international charterers.
Our Former Fleet
In August 2012, we began discussions with our former lenders to finalize the satisfaction and release of our obligations under certain of our former loan facility agreements and the amendment of the terms of certain of our loan facility agreements. Between January 2012 and March 2014, we sold all 20 of our former vessels, in some cases by transferring ownership of certain of our vessel-owning subsidiaries to third parties nominated by our former lenders in connection with our restructuring. In March 2014, we completed our restructuring, following which we did not own any vessels and did not have any long-term debt obligations.

Our Current Fleet
The following table lists the vessels in our fleet as of April 28, 2017:
Vessel Name	Year Built	Dwt	Flag	Type of Employment

Championship	2011	179,238	LIB	Spot
Knightship	2010	178,978	LIB	Spot
Lordship	2010	178,838	LIB	Time Charter(1)
Gloriuship	2004	171,314	MI	Spot
Leadership	2001	171,199	BA	Spot
Geniuship	2010	170,057	MI	Spot
Premiership	2010	170,024	IoM	Spot
Squireship	2010	170,018	LIB	Spot
Guardianship	2011	56,884	MI	Spot
Gladiatorship	2010	56,819	BA	Spot
(1)
This vessel is being chartered by Oldendorff Carriers GMBH & CiE until June 2017 at an index-linked rate based on the 4 time charter route rate of Baltic Capesize Index plus 6%. On March 22, 2017 we agreed to extend this time charter for a period of about 18 months to about 22 months after June 2017 in direct continuation of the vessel's current time charter. The net daily charter hire for the extensions period will be an index-linked rate based on the 5 time charter route rate of Baltic Capesize Index. In addition, the time charter provides the option for a period of time to convert it into a fixed rate time charter with a rate corresponding to the prevailing value of the respective Capesize forward freight agreement.

Key to Flags:
 BA – Bahamas, IoM – Isle of Man, LIB – Liberia, MI – Marshall Islands
We have also agreed to acquire from an unaffiliated third party a secondhand Capesize vessel, for a gross purchase price of $32.7 million. The vessel has cargo-carrying capacity of 179,213 deadweight tons, was built in 2012 at Hyundai in South Korea and is expected to be delivered between May 25, 2017 and July 17, 2017.
Our Business Strategy
We currently own eight Capesize and two Supramax vessels.  We recently agreed to acquire an additional Capesize vessel, which is expected to be delivered between May 25, 2017 and July 17, 2017.  We intend to continue to review the market in order to identify potential acquisition targets which will be accretive to our earnings per share.  Our acquisition strategy focuses on newbuilding or secondhand drybulk vessels, although we may acquire vessels in other sectors which we believe offer attractive investment opportunities.
Management of Our Fleet
We manage our vessel's operations, insurances and bunkering and have the general supervision of our third-party technical and commercial managers.
V.Ships, an independent third party, provides technical management for our vessels that includes general administrative and support services, such as crewing and other technical management, accounting related to vessels and provisions. Pursuant to our technical management agreements with V.Ships, we paid a monthly fee of $9,650 per vessel in 2016 and a monthly fee of $8,000 per vessel as of January 1, 2017 in exchange for V.Ships providing these technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, which are reimbursed by us to V.Ships. Pursuant to our technical management agreement with V.Ships for the vessel Leadership, if the vessel is laid up for a period of more than two months, we are not obligated to pay a management fee to V.Ships for the period exceeding the two months until we give written notice to re-activate the vessel. However, we are obligated to reimburse V.Ships for any costs that have been approved by us that may arise while Leadership is laid up following the two months. The technical management agreements are for an indefinite period until terminated by either party, giving the other notice in writing, in which event the applicable agreement shall terminate after one month from the date upon which such notice is received.
Seanergy Management Corp., or Seanergy Management, one of our wholly-owned subsidiaries, has entered into a commercial management agreement with Fidelity, an independent third party, pursuant to which Fidelity provides commercial management services for all of the vessels in our fleet. Fidelity serves as a commercial broker for Capesize vessels exclusively to us. Under the commercial management agreement, we have agreed to reimburse Fidelity for all reasonable running and/or out-of-pocket expenses, including but not limited to, telephone, fax, stationary and printing expenses, as well as any pre-approved travelling expenses. In addition, we have agreed to pay commission fees to Fidelity equal to 0.5% calculated on the collected gross hire/freight/demurrage payable when the relevant hire/freight/demurrage is collected. The commercial management agreement may be terminated by either party upon giving one month prior written notice to the other party.

Employment of Our Fleet
Our vessels are primarily chartered on the spot charter market, either through trip charter contracts or voyage charter contracts. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay specific voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable than those under time charters, but may enable us to capture increased profit margins during periods of improvements in drybulk vessel charter rates. Downturns in the drybulk industry would result in a reduction in profit margins, and could lead to losses.
One of our vessels is also employed on a period time charter. Period time charters provide a fixed and stable cash flow for a known period of time. Period time charters also mitigate in part the volatility and seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. In the future, we may opportunistically look to employ more of our vessels under time charter contracts should rates become more attractive.
Shipping Committee
We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance in order to accelerate the pace of our decision making in respect of shipping business opportunities, such as the acquisition of vessels or companies. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that our directors bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors. The shipping committee consists of three directors. In accordance with the amended and restated charter of the shipping committee, two of the directors on the shipping committee are nominated by Jelco and one of the directors on the shipping committee is nominated by a majority of our board of directors and is an independent member of the board of directors. The members of the shipping committee are Mr. Stamatios Tsantanis and Ms. Christina Anagnostara, who are Jelco's nominees, and Mr. Elias Culucundis, who is the nominee of the board of directors.
In order to assure the continued existence of the shipping committee, our board of directors has agreed that the shipping committee may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less than 80% of our board of directors. In addition, the duties of our chief executive officer, who is currently Mr. Tsantanis, may not be altered without a similar vote. These duties and powers include voting the shares of stock that Seanergy Maritime Holdings Corp. owns in its subsidiaries. In addition to these agreements, we have amended certain provisions in our articles of incorporation and by-laws to incorporate these requirements.
As a result of these various provisions, in general, all shipping- related decisions will be made by Jelco's appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the shipping committee.
The Drybulk Shipping Industry
The global drybulk vessel fleet is divided into four categories based on a vessel's carrying capacity.  These categories are:
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
Handysize.  Handysize vessels have a carrying capacity of up to 30,000 dwt.  These vessels are almost exclusively carry minor bulk cargo.  Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels.  Handysize vessels are well suited for small ports with length and draft restrictions.  Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and discharging.

The supply of drybulk vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.
The demand for drybulk vessel capacity is determined by the underlying demand for commodities transported in drybulk vessels, which in turn is influenced by trends in the global economy.  Demand for drybulk vessel capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand.  In evaluating demand factors for drybulk vessel capacity, we believe that drybulk vessels can be the most versatile element of the global shipping fleets in terms of employment alternatives.
Charter Hire Rates
Charter hire rates fluctuate by varying degrees among drybulk vessel size categories.  The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels.  Therefore, charter rates and vessel values of larger vessels often show greater volatility.  Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller drybulk vessels.  Accordingly, charter rates and vessel values for those vessels are subject to less volatility.
Charter hire rates paid for drybulk vessels are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role.  Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different drybulk vessel categories.  However, because demand for larger drybulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.
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
Competition
We operate in markets that are highly competitive and based primarily on supply and demand.  We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation.  Fidelity negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions.  We compete primarily with other owners of drybulk vessels, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers than vessels we may operate.  Ownership of drybulk vessels is highly fragmented and is divided among publicly listed companies, state controlled companies and independent drybulk vessel owners.  We compete primarily with owners of drybulk vessels in the Supramax and Capesize class sizes.  Some of our publicly listed competitors include Diana Shipping Inc. (NYSE:DSX), Genco Shipping & Trading Limited (NYSE: GNK) Safe Bulkers Inc. (NYSE: SB), Scorpio Bulkers Inc. (NYSE: SALT), Star Bulk Carriers Corp. (NASDAQ: SBLK), Golden Ocean Group Ltd. (NASDAQ: GOGL).
Customers
Our customers include or have included national, regional and international companies, such as Trafigura, Rio Tinto and BHP Billiton.  Customers individually accounting for more than 10% of our revenues during the years ended December 31, 2016, 2015 and 2014 were:
Customer	2016	2015	2014
A	18%	-	-
B	12%	15%	-
C	-	47%	-
D	-	12%	-
E	-	10%	-
F	-	-	59%
G	-	-	29%
Total	30%	84%	88%

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
A variety of government and private entities subject vessels to both scheduled and unscheduled inspections.  These entities include the local port authorities (United States Coast Guard, or USCG, harbor master or equivalent), classification societies, flag state administrations (country of registry) and charterers, particularly terminal operators.  Certain of these entities require us to obtain permits, licenses, certificates or approvals for the operation of the vessels.  Failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of the vessels we may acquire.
We believe that the heightened level of environmental and operational safety concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry.  Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards.  We are required to maintain operating standards for all of the vessels we may acquire that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations.  However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of the vessels we may acquire.  In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill, could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The IMO has adopted MARPOL.  MARPOL entered into force on October 2, 1983.  It has been adopted by over 150 nations, therefore it may include jurisdictions in which the vessels we may acquire operate.  MARPOL sets forth pollution-prevention requirements applicable to drybulk vessels, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI was separately adopted by the IMO in September of 1997.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons.  "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, PCBs) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, known as ECAs (see below).
The IMO's Marine Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010.  The amended Annex VI will reduce air pollution from vessels by, among other things, implementing a progressive reduction of the amount of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50%, effective January 1, 2012, then progressively to 0.50%. On October 27, 2016, at MEPC's 70th Session, MEPC 70, announced its decision concerning the implementation of regulations mandating a reduction in sulfur fuel emissions to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2018.  By 2025 ships will now have to either remove sulfur from emissions through the use of emission scrubbers or buy fuel with low sulfur content.

Sulfur content standards are even stricter within certain ECAs.  As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which was further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America were also designated ECAs.  Effective January 1, 2014, applicable areas of the U.S. Caribbean Sea, including the coastal waters around Puerto Rico and the U.S. Virgin Islands were also designated ECAs.  At MEPC 70, MEPC announced it approved the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021.  It is expected that these areas will be formally designated after draft amendments are presented at MEPC's next session.  Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.  We cannot assure you that the jurisdictions in which the vessels we may acquire vessels operate will not adopt more stringent emissions standards independent of the IMO.
As of January 1, 2013, all ships must comply with mandatory requirements adopted by MEPC in 2011 relating to greenhouse gas emissions.   Under those measures by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Currently operating ships are now required to develop and implement Ship Energy Efficiency Management Plans, SEEMPs, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile, as defined by the Energy Efficient Design Index, EEDI.  These requirements could cause us to incur additional compliance costs.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency, or the EPA, promulgated equivalent (and in some senses stricter) emissions standards in late 2009.
Safety Management System Requirements
The IMO also adopted SOLAS, and the LL Convention, which impose a variety of standards that regulate the design and operational features of ships.  The IMO periodically revises the SOLAS and LL Convention standards.  May 2012 SOLAS amendments entered into force as of January 1, 2014.  Recent amendments to the Convention on Limitation of Liability for Maritime Claims, as amended, or the LLMC, went into effect on June 8, 2015.  The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners.
The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the ISM Code.  The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive Safety Management System, or SMS, that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  We rely upon the safety management system that our technical manager has developed for compliance with the ISM Code.  The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate, or SMC, for each vessel they operate.  This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a SMS.  No vessel can obtain an SMC under the ISM Code unless its manager has been awarded a document of compliance, or DOC, issued in most instances by the vessel's flag state.
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.
Pollution Control and Liability Requirements
In addition, the IMO adopted the BWM Convention in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention enters into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the BWM Convention will enter into force on September 8, 2017. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date "existing vessels" and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. On October 27, 2016, MEPC adopted updated "guidelines for approval of ballast water managements systems (G8)." G8 updates previous guidelines concerning procedures to approve BWMS, including mid-ocean ballast exchange or ballast water treatment requirements. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S. for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.  Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel.  The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective January 1, 2007.  The new regulation applies to various ships delivered on or after August 1, 2010.  It includes requirements for the fuel tanks location, accidental oil fuel outflow performance standards, a tank capacity limit and certain other maintenance, inspection and engineering standards.
The IMO continues to review and introduce new regulations.  It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.  We believe that we are in substantial compliance with all applicable existing IMO requirements.  In addition, we intend to comply with all future applicable IMO requirements.
The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act
OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills.  OPA affects all "owners and operators" whose vessels trade with the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.' territorial sea and its 200 nautical mile exclusive economic zone around the U.S. .  The U.S. has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea.  OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels (e.g. drybulk), edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject.  Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on August 15, 2012, the U.S. Bureau of Safety and Economic Enforcement, BSEE, issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices.  The Final Rule took effect on October 22, 2012.  On August 21, 2013, BSEE proposed a rule to revise existing federal regulations regarding oil and gas production safety systems to address technological advances.  A new rule issued by the U.S. Bureau of Ocean Energy Management, BOEM, that increased the limits of liability of damages for offshore facilities under OPA based on inflation took effect in January 2015.  In April 2015, it was announced that new regulations are expected to be imposed in the U.S. regarding offshore oil and gas drilling and the BSEE announced a new Well Control Rule in April 2016.  In December 2015, the BSEE announced a new pilot inspection program for offshore facilities.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulations applicable to the operation of the vessels we may acquire that may be implemented in the future could adversely affect our business.  If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA, and some states have enacted legislation providing for unlimited liability for oil spills.  In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws.  We intend to comply with all applicable, and future, state regulations in the ports where our vessels may call.  We believe that we are in substantial compliance with all applicable existing state requirements.
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
The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit for Discharges Incidental to the Operation of Vessels, VGP, authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met.  On March 28, 2013, the EPA re-issued the VGP for another five years, which took effect December 19, 2013.  The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.
USCG regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  In 2009 the USCG proposed new ballast water management standards and practices, including limits regarding ballast water releases.  As of June 21, 2012, the USCG implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The revised ballast water standards are consistent with those adopted by the IMO in 2004. The USCG must approve any technology before it is placed on a vessel.
As of January 1, 2014, vessels are technically subject to the phasing-in of these standards.  However, it was not until December 2016 the USCG first approved said technology. The USCG previously provided waivers to vessels that could not install the as-yet unapproved technology and vessels now requiring a waiver will need to show why they cannot install the approved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP.  On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.
It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water.  However, the Second Circuit stated that 2013 VGP will remain in effect until the EPA issues a new VGP.  In the fall of 2016 sources reported that the EPA indicated it was working on a new VGP.  It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.

Compliance with the EPA and the USCG regulations could require the installation of equipment on vessels we may acquire to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict vessels from entering U.S. waters.
The CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  Vessels we may acquire will subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas.  Vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements.  The CAA also requires states to draft State Implementation Plans, SIPs, designed to attain national health-based air quality standards in each state.  Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.
European Union Regulations
In October 2009, the EU amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The EU also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the EU with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016.  The Paris Agreement does not directly limit greenhouse gas emissions from ships.
The MEPC is also considering market-based mechanisms to reduce greenhouse gas emissions from ships.  In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European ports from January 2018 collect and publish data on carbon dioxide omissions.  For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states by 20% of 1990 levels.  The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020.  In the U.S., the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources.  Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA received petitions from the California Attorney General and various environmental groups seeking such regulation.  Moreover, in the U.S. individual states can also enact environmental regulations.  For example, California introduced caps for greenhouse gas emissions and, in the end of 2016, signaled it may take additional action regarding climate change. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, which restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.
International Labour Organization
The International Labour Organization, ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland.  The ILO has adopted the Maritime Labor Convention 2006, MLC 2006.  A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.  On August 20, 2013, MLC 2006 entered into force.  Amendments to MLC 2006 were adopted in 2014 and 2016. As of January 18, 2017, all ships subject to the MLC are required to display a Certificate of Insurance or Other Financial Security in respect of Shipowners' Liability.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the U.S., there have been a variety of initiatives intended to enhance vessel security such as the MTSA (as discussed above).  To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S.  The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state.  The following are among the various requirements, some of which are found in SOLAS:
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
A ship operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.
Furthermore, additional security measures could be required in the future which could have a significant financial impact on us.  The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.
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
Annual Surveys.  For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary of the date of commencement of the class period indicated in the certificate.
Intermediate Surveys.  Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal.  Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.
Class Renewal Surveys.  Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull.  At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures.  Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals.  Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.  In lieu of the special survey, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle.  At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class.  This process is referred to as continuous class renewal.

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
Most vessels are usually dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections.  If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits.
Most insurance underwriters and lenders make it a condition for insurance coverage and lending, respectively, that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies, or the IACS.  All our vessels are certified as being "in class" by American Bureau of Shipping, Bureau Veritas or Nippon Kaiji Kyokai, major classification societies.  All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement.  If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.
Risk of Loss and Liability Insurance Generally
The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes.  In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.  OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel for oil pollution accidents in the United States Exclusive Economic Zone, has made liability insurance more expensive for shipowners and operators trading in the United States market.  While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover and freight, demurrage and defense cover for our fleet in amounts that we believe will be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life.  Furthermore, while we believe that our insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.
Hull & Machinery and War Risks Insurance
We maintain marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, for all of our vessels.  Each of our vessels is covered up to at least fair market value with deductibles of $150,000 or $100,000 per vessel per incident for our Capesize and Supramax vessels, respectively.  We also maintain increased value coverage for our vessels.  Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy.  Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities.  This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.  Our P&I coverage will be subject to and in accordance with the rules of the P&I Association in which the vessel is entered.  Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs".  Our coverage is limited to approximately $7.5 billion, except for pollution which is limited to $1 billion.
Our protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident.  The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities.  Each P&I Association has capped its exposure to this pooling agreement at approximately $7.5 billion.  As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the P&I Associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.
Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We believe that we have obtained all permits, licenses and certificates currently required to permit our vessels to operate as planned. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business in the future.

C.          Organizational Structure
Seanergy Maritime Holdings Corp. is the parent company of the following wholly-owned subsidiaries as of the date of this annual report:
Subsidiary	Jurisdiction of Incorporation
Seanergy Management Corp.	Republic of the Marshall Islands
Seanergy Shipmanagement Corp.	Republic of the Marshall Islands
Leader Shipping Co.	Republic of the Marshall Islands
Sea Glorius Shipping Co.	Republic of the Marshall Islands
Sea Genius Shipping Co.	Republic of the Marshall Islands
Guardian Shipping Co.	Republic of the Marshall Islands
Gladiator Shipping Co.	Republic of the Marshall Islands
Premier Marine Co.	Republic of the Marshall Islands
Squire Ocean Navigation Co.	Liberia
Champion Ocean Navigation Co.	Liberia
Lord Ocean Navigation Co.	Liberia
Knight Ocean Navigation Co.	Liberia
Emperor Holding Ltd.	Republic of the Marshall Islands
Partner Shipping Co.	Republic of the Marshall Islands
Pembroke Chartering Services Limited	Malta
Martinique International Corp.	British Virgin Islands
Harbour Business International Corp.	British Virgin Islands
Maritime Capital Shipping Limited	Bermuda
Maritime Capital Shipping (HK) Limited	Hong Kong
Maritime Grace Shipping Limited	British Virgin Islands
Maritime Glory Shipping Limited	British Virgin Islands
Atlantic Grace Shipping Limited	British Virgin Islands

D.          Property, Plants and Equipment
We do not own any real estate property. We have a lease for our executive office space in Athens, Greece from a third party entity extending through January 11, 2018.
ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in "Item 18. Financial Statements".   This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions.  Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in "Item 3 Key Information–D. Risk Factors."
A.          Operating Results
Factors Affecting our Results of Operations Overview
We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities. In August 2012, we began discussions with our former lenders, and in connection with our restructuring we sold all 20 of our former vessels. In March 2014, we completed our restructuring, following which we did not own any vessels and did not have any long-term debt obligations. During 2015 we acquired eight drybulk vessels, comprising six Capesize and two Supramax, and acquired an additional two Capesize vessels between November and December 2016. We recently agreed to acquire an additional Capesize vessel, which is expected to be delivered between May 25, 2017 and July 17, 2017.
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

Important Measures and Definitions for Analyzing Results of Operations
We use a variety of financial and operational terms and concepts. These include the following:
Ownership days. Ownership days are the total number of calendar days in a period during which we owned each vessel in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.
Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels should be capable of generating revenues.
Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues, and is determined by dividing operating days by ownership days for the relevant period.
Fleet utilization excluding dry-docking and lay-up off-hire days. Fleet utilization excluding dry-docking and lay-up off-hire days is calculated by dividing the number of our fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding dry-docking and lay-up off-hire days to measure a company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, dry-dockings, special or intermediate surveys and lay-ups.
Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.
Dry-docking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.
Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel's dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.
Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.
TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.
Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company's vessels upon delivery.

Principal Factors Affecting Our Business
The principal factors that affect our financial position, results of operations and cash flows include the following:
•	number of vessels owned and operated;
•	voyage charter rates;
•	time charter trip rates;
•	the nature and duration of our voyage charters;
•	vessels repositioning;
•	vessel operating expenses and direct voyage costs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	issuance of our common shares and other securities;
•	amount of debt obligations; and
•	financing costs related to debt obligations.
We are also affected by the types of charters we enter into.  Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.
Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs in case of voyage charters. All of our vessels in 2014, 2015 and 2016 operated in the spot charter market, except for the Lordship that we acquired on November 30, 2016 and which has been employed on a short-term time charter under her previous ownership and is expected to be redelivered to us between May 25, 2017 and July 17, 2017.
Results of Operations
Year ended December 31, 2016 as compared to year ended December 31, 2015
(In thousands of U.S. Dollars, except for share and per share data)	Year ended December 31,		Change
	2016	2015	Amount	%
Revenues:
Vessel revenue, net	34,662	11,223	23,439	209%

Expenses:
Direct voyage expenses	(21,008)	(7,496)	(13,512)	180%
Vessel operating expenses	(14,251)	(5,639)	(8,612)	153%
Management fees	(895)	(336)	(559)	166%
General and administrative expenses	(4,134)	(2,874)	(1,260)	44%
Depreciation and amortization	(9,087)	(1,903)	(7,184)	378%
Loss on bad debts	-	(30)	30	(100)%
Operating loss	(14,713)	(7,055)	(7,658)	109%
Other expenses:
Interest and finance costs	(9,851)	(1,859)	(7,992)	430%
Other, net	(25)	(42)	17	(40)%
Total other expenses, net:	(9,876)	(1,901)	(7,975)	420%
Net loss before taxes	(24,589)	(8,956)	(15,633)	175%
Income taxes	(34)	-	(34)	-%
Net loss	(24,623)	(8,956)	(15,667)	175%

Net loss per common share, basic and diluted	(1.20)	(0.83)
Weighted average number of common shares outstanding, basic and diluted	20,553,007	10,773,404

Vessel Revenue, Net – The increase was attributable to the increase in operating days. We had 2,444 operating days in 2016 as compared to 598 operating days in 2015. We incurred 173 off-hire days for a vessel lay-up in 2016. In 2016, we acquired two vessels, with delivery dates of November 30 and December 13. In 2015 we acquired eight vessels, with the first vessel delivered on March 19, 2015 and the remaining seven vessels delivered between September 11, 2015 and December 7, 2015.
Direct Voyage Expenses – The increase was attributable to the increase in ownership days. We had 2,978 ownership days in 2016 as compared to 776 ownership days in 2015.
Vessel Operating Expenses – The increase was attributable to the increase in ownership days. However, the daily vessel operating expenses for 2016 were lower than those of 2015, as described below in section "Performance Indicators".
Management Fees – The increase was attributable to the increase in ownership days.
General and administrative expenses – The increase is mainly attributable to $0.5 million bonus compensation and $0.6 million of stock based compensation amortization for shares granted pursuant to our 2011 Equity Incentive Plan, compared to $0.2 million of respective stock based compensation amortization for 2015.
Depreciation and Amortization – The increase was attributable to the increase in ownership days.
Interest and Finance Costs – The increase was primarily attributable to our having higher outstanding indebtedness and a higher weighted average interest rate in 2016 compared to 2015. On March 17, 2015, we drew down $8.75 million under the first of our credit facilities, and we drew down $170.3 million under four other of our credit facilities between September 11, 2015 and December 7, 2015. Additionally, we drew down $44.8 million under two new credit facilities between October 2016 and December 2016. Furthermore, our indebtedness under the two convertible promissory notes we issued to Jelco, was higher in 2016 as compared to 2015 due to additional drawdowns of $9.4 million during 2016 under the unsecured revolving convertible promissory note, dated September 7, 2015. The weighted average interest rate on our outstanding debt and convertible promissory notes for the years ended 2016 and 2015 was approximately 4.05% and 3.85%, respectively.
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

Vessel Revenue, Net - The increase was attributable to the increase in operating days. We had 598 operating days in 2015 as compared to 142 operating days in 2014. In accordance with our financial restructuring plan, our four remaining vessels were sold in March 2014. By comparison, in 2015 we acquired eight vessels, with the first vessel delivered on March 19, 2015 and the remaining seven vessels delivered between September 11, 2015 and December 7, 2015.

                Direct Voyage Expenses - The increase was attributable to the increase in ownership days. We had 776 ownership days in 2015 as compared to 268 ownership days in 2014.
Vessel Operating Expenses - The increase was attributable to the increase in ownership days.
Management Fees - The increase was attributable to the increase in ownership days.
Depreciation and Amortization - The increase was attributable to our acquiring our fleet of eight drybulk vessels in 2015. By comparison we effectively had no depreciation charges in 2014 for the four vessels we then owned until their disposal in March 2014, as those assets were classified as held for sale as of June 30, 2013, and thus the four vessels were no longer depreciated.
Gain on restructuring - In 2014 we recognized a gain of $85.6 million from the sale of our then four remaining vessels related to the loan facility agreement with Piraeus Bank. We had no similar gain in 2015.
Interest and Finance Costs - The increase was primarily attributable to our having higher outstanding indebtedness as a result of our drawing down a total of $194 million in 2015 under five credit facilities we entered into in 2015 for the acquisition of eight vessels as well as the two convertible promissory notes issued to Jelco. The weighted average interest rate on our outstanding debt for the years ended 2015 and 2014 was approximately 3.85% and 4.9%, respectively
Performance Indicators
The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the "Fleet Data" figures, there are no comparable US GAAP measures.
	Year Ended December 31,
Fleet Data:	2016	2015	2014

Ownership days	2,978	776	268
Available days(1)	2,741	724	268
Operating days(2)	2,444	598	142
Fleet utilization	82%	77%	53%
Fleet utilization excluding dry-docking off hire days	89%	83%	53%

Average Daily Results:
TCE rate(3)	$5,587	$6,232	$5,014
Daily Vessel Operating Expenses(4)	$4,618	$5,428	$3,754

(1)
During the year ended December 31, 2016, we incurred 173 off-hire days for a vessel lay-up and 64 off-hire days for two vessel surveys. During the year ended December 31, 2015, we incurred 52 off-hire days for vessel surveys.

(2)
During the year ended December 31, 2016, we incurred 287 off-hire days between voyages and 10 off-hires days due to other unforeseen circumstances. During the year ended December 31, 2015, we incurred 126 off-hire days between voyages and zero off-hires due to other unforeseen circumstances.

(3)
We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

	Year Ended December 31,
(In thousands of US Dollars, except operating days and TCE rate)	2016	2015	2014

Net revenues from vessels	$34,662	$11,223	$2,010
Voyage expenses	(21,008)	(7,496)	(1,298)
Net operating revenues	$13,654	$3,727	$712
Operating days	2,444	598	142
Daily time charter equivalent rate	$5,587	$6,232	$5,014

(4)
We include Daily Vessel Operating Expenses, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of Daily Vessel Operating Expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to Daily Vessel Operating Expenses.

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	Year Ended December 31,
	2016	2015	2014

Vessel operating expenses	$14,251	$5,639	$1,006
Less: Pre-delivery expenses	(499)	(1,427)	-
Vessel operating expenses before pre-delivery expenses	13,752	4,212	1,006
Ownership days	2,978	776	268
Daily Vessel Operating Expenses	$4,618	$5,428	$3,754

Recent Accounting Pronouncements
Refer to Note 2 of the consolidated financial statements included in this annual report.
Critical Accounting Policies and Estimates
Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels
In "Critical Accounting Policies and Estimates – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy. The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2016 and 2015, respectively, and (ii) which of our vessels we believe had a basic market value below their carrying value.  This aggregate difference between the carrying value of our vessels and their market value of $47.2 million and $61.8 million, as of December 31, 2016 and 2015, respectively, represents the amount by which we believe we would have had to reduce our net income if we sold all of such vessels, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer was not under any compulsion to buy as of December 31, 2016 and 2015, respectively. For purposes of this calculation, we assumed that the vessels would be sold at a price that reflected our estimate of their charter-free market values as of December 31, 2016 and 2015, respectively.
Our estimates of charter-free market value assume that our vessels were all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:
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
Vessel	Year Built	Dwt	Carrying Value as of December 31, 2016 (in million of U.S. dollars)		Carrying Value as of December 31, 2015 (in million of U.S. dollars)
Championship	2011	179,238	40.0	*	41.7	*
Knightship	2010	178,978	20.4		-
Lordship	2010	178,838	20.3		-
Gloriuship	2004	171,314	16.0	*	16.7	*
Leadership	2001	171,199	15.6	*	16.6	*
Geniuship	2010	170,057	26.3	*	27.4	*
Premiership	2010	170,024	28.4	*	29.6	*
Squireship	2010	170,018	33.3	*	34.7	*
Guardianship	2011	56,884	16.3	*	17.0	*
Gladiatorship	2010	56,819	15.5	*	16.1	*
TOTAL		1,503,369	232.1		199.8

*    Indicates dry bulk carrier vessels for which we believe, as of December 31, 2016 and 2015, respectively, the basic charter-free market value was lower than the vessel's carrying value.
We refer you to the risk factor entitled "The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our loan agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss."
Impairment of long-lived assets
We review our long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The volatile market conditions in the drybulk market with decreased charter rates and decreased vessel market values are conditions we consider indicators of a potential impairment for our vessels.  We determine undiscounted projected operating cash flows, for each vessel and compare it to the vessel's carrying value. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and its eventual disposition are less than its carrying amount, we impair the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the peak years 2007-2008, available for each type of vessel) adjusted for commissions, expected off hires due to scheduled vessels' maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled vessels' maintenance.
Our assessment concluded that no impairment loss should be recorded as of December 31, 2016, 2015 and 2014.
Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the year ended December 31, 2016, also involved sensitivity analysis to the model input we believe is more important and likely to change. In particular, in terms of our estimates for the time charter equivalent for the unfixed period, we use a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the peak years 2007-2008, available for each type of vessel. Although the trailing 10-year historical charter rates, excluding the peak years 2007-2008, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates, excluding the peak years 2007-2008, would not decline by more than 40% and 26% for Capesize vessels and Supramax vessels, respectively, we would not require to recognize impairment.
Vessel depreciation
Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Up to September 30, 2015, management estimated the useful life of our vessels to be 30 years from the date of initial delivery from the shipyard. On October 1, 2015, we changed that estimate to 25 years. This change increased depreciation expense by $0.3 million (approximately $0.03 per share) for the year ended December 31, 2015. Salvage value is estimated by taking the cost of steel times the weight of the ship noted in lightweight ton. Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. On October 1, 2015, we revised the salvage value of our vessels. This change increased depreciation expense by $0.2 million (approximately $0.02 per share) for the year ended December 31, 2015.

B.          Liquidity and Capital Resources
Our principal source of funds has been our operating cash inflows, long-term borrowings from banks and our Sponsor, and equity provided by the capital markets and our Sponsor. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our drybulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on our outstanding debt obligations.
Our funding and treasury activities are conducted in accordance to corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short and long term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.
As of December 31, 2016, we had cash and cash equivalents of $12.9 million, as compared to $3.3 million as of December 31, 2015.
Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2016, we had a working capital surplus of $1.1 million as compared to a working capital deficit of $1.0 million as of December 31, 2015. Our working capital primarily increased due to the net proceeds received from the sales of our securities during 2016 and the increase in the amount we could borrow under the revolving convertible promissory note issued by us to Jelco dated September 7, 2015, as amended, offset by debt principal payments reclassified to current liabilities from non-current liabilities at December 31, 2016.
As of December 31, 2016, we had total indebtedness of $216 million, excluding unamortized financing fees, as compared to $178.5 million as of December 31, 2015. Our total indebtedness increased due to borrowings under our new loan agreements entered into with NSF and Jelco in 2016.
Since December 31, 2016, significant transactions impacting our liquidity and capital resources include:
On February 3, 2017, we entered into an Equity Distribution Agreement with Maxim, as sales agent, under which we may offer and sell, from time to time through Maxim up to $20 million of our common shares. We will determine, at our sole discretion, the timing and number of shares to be sold pursuant to the Equity Distribution Agreement along with any minimum price below which sales may not be made.  Maxim will make any sales pursuant to the Equity Distribution Agreement using its commercially reasonable efforts consistent with its normal trading and sales practices. Sales of common shares may be made by means of ordinary brokers' transactions on the Nasdaq Capital Market, in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made to or through a market maker other than on an exchange, at prices related to the prevailing market prices or at negotiated prices. As of April 25, 2017, we have sold 2,642,036 of our common shares for an aggregate net proceeds of $2.4 million in connection with this public at-the-market offering. Maxim has received aggregate compensation of $0.1 million for such sales in the aggregate amount.
On March 7, 2017, we entered into a supplemental and a settlement agreement with Natixis to the secured term loan facility dated December 2, 2015.  Under the terms of the supplemental agreement the secured term loan will now be repayable in four installments: $2 million due April 28, 2017, $2 million due June 30, 2017, $3 million due September 29, 2017, and $32.4 million due May 2, 2018.  In addition, the supplemental agreement waives the application of the minimum required security cover requirement and all the financial covenant requirements under the secured term loan facility until the termination date of the loan, which is May 2, 2018. Under the terms of the settlement agreement, we have an option, until September 29, 2017, to satisfy the full amount of the facility by making a prepayment of $28 million, which includes any payments made in connection with the first three installment payments.  Upon such prepayment, the facility will be deemed satisfied in full.
On March 28, 2017, we entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, for a gross purchase price of $32.65 million. The vessel has cargo-carrying capacity of 179,213 deadweight tons, was built in 2012 at Hyundai in South Korea and is expected to be delivered between May 25, 2017 and July 17, 2017. We paid a deposit of $3.3 million with cash on hand on March 30, 2017.
On March 28, 2017, we entered into a $47.5 million secured loan agreement with Jelco. We refer to this as the Jelco Backstop Facility. Under the terms of the Jelco Backstop Facility, Jelco will make available this facility to us in the event that we are not able to secure third party financing to partially fund the Natixis settlement agreement, as well as the balance purchase price of the 2012-built Capesize vessel that we have agreed to purchase and is expected to be delivered between May 25, 2017 and July 17, 2017, each as described above. Specifically, Jelco will make available an advance of up to $18 million to partly refinance the repayment under the Natixis settlement agreement and an advance of up to $29.5 million to partly finance the new vessel acquisition. Each advance will be available up to the earlier of (i) May 2, 2018 and (ii) the date on which each advance is fully borrowed, cancelled or terminated. However, advances are subject to the satisfaction of certain customary conditions precedent as well as obtaining an independent third party fairness opinion stating the conversion price under the convertible promissory note dated September 7, 2015, as amended, that is fair to all our shareholders and entering into an amendment to such note amending the conversion price to the lower of (i) the conversion price as defined in such note and (ii) the price determined by the fairness opinion. The facility bears interest at 3-month LIBOR plus a 7% margin. The loan is payable in one bullet payment fourteen months from the final drawdown date.  The facility will be secured by a first preferred mortgage of the Championship and the new vessel that we agreed to acquire and a general assignment to cover earnings, insurances, charterparties and requisition compensation and technical and commercial managers' undertakings. The vessel owning subsidiaries that own the Championship and the new vessel we have agreed to acquire will provide a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under the facility.
On March 28, 2017, we and Jelco entered into an eighth amendment to the revolving convertible promissory note issued by us to Jelco dated September 7, 2015, as amended, pursuant to which the Applicable Limit (as defined in such revolving convertible promissory note) will no longer be reduced by $3.1 million on September 7, 2017, and instead the Applicable Limit will only be reduced by $3.1 million each on September 7, 2018 and September 7, 2019.
Our short-term liquidity commitments, as of April 28, 2017, primarily relate to debt and interest repayments of approximately $21.2 million under our credit facilities (excluding the Natixis loan facility) and convertible promissory notes due in 2017, our anticipated prepayment of $28 million in connection with the settlement of the Natixis loan facility and payment of the balance of $29.4 million in connection with our acquisition of a secondhand Capesize vessel that we expect to be delivered between May 25, 2017 and July 17, 2017.  We expect to fund these commitments with cash on hand, cash inflows from operations, new loans with third parties, our existing at-the-market offering, and, if necessary, the Jelco Backstop Facility. Our cash flow projections indicate that cash on hand and cash to be provided by operating activities, along with proceeds from expected new debt financing and equity offerings, will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements' issuance.

Our long-term liquidity commitments primarily relate to the repayment of our long-term debt balances under our credit facilities, other than the Natixis Loan Facility, and convertible promissory notes issued to Jelco. Please see "– Loan Arrangements."  We expect to fund these commitments with cash on hand, new loan, refinancing of existing financing arrangements and/or public and private debt and equity transactions in the capital markets.
Cash Flows

	Year ended December 31,
	2016	2015	2014
Cash Flow Data:
Net cash used in operating activities	(15,339)	(4,737)	(14,858)
Net cash (used in) / provided by investing activities	(40,779)	(201,684)	105,895
Net cash provided by / (used in) financing activities	65,672	206,852	(91,239)

Year ended December 31, 2016, as compared to year ended December 31, 2015
Operating Activities: Net cash used in operating activities amounted to $15.3 million in 2016, consisting of net loss after non-cash items of $13.5 million plus an increase in working capital of $1.9 million. Net cash used in operating activities amounted to $4.7 million in 2015, consisting of net loss after non-cash items of $6.6 million plus a decrease in working capital of $1.9 million.
Investing Activities: The 2016 cash outflow resulted from payments of $40.8 million for the acquisition of two vessels during the year. The 2015 cash outflow resulted from payments of $201.7 million for the acquisition of eight vessels during the year.
Financing Activities: The 2016 cash inflow resulted from proceeds of $32 million obtained from the NSF loan facility, proceeds of $12.8 million obtained from the Jelco loan facility, proceeds of $22.6 million from common stock and warrants issuances and drawdowns of $9.4 million under the convertible promissory note issued to Jelco in September 2015 for the acquisition of two vessels and for working capital purposes, offset by debt repayments of $6.9 million with the respect to the Jelco loan facility, debt repayments of $0.65 million with respect to the March 2015 Alpha Bank loan facility and an increase of $3 million in restricted cash. The 2015 cash inflow primarily resulted from proceeds of $179 million obtained from our five loan agreements entered into in 2015, proceeds of $13.8 million from common stock issuances and drawdowns of $15.8 million under the convertible promissory notes issued to Jelco in 2015 for the acquisition of six vessels.
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
Investing Activities: The 2015 cash outflow resulted from payments of $201.7 million for the acquisition of eight vessels during the year. The 2014 cash inflow primarily resulted from the sale of the then four remaining vessels in March 2014 in connection with the delivery and settlement agreement with Piraeus Bank to unwind the related credit facility.
Financing Activities: The 2015 cash inflow primarily resulted from proceeds of $179 million obtained from our five loan agreements entered into in 2015, proceeds of $13.8 million from common stock issuances and drawdowns of $15.8 million under the convertible promissory notes issued to Jelco in 2015 for the acquisition of six vessels. The 2014 cash outflow resulted mainly from $94.4 million of principal repayments of our debt that was partially offset by $3.2 million in proceeds from issuance of our common stock.
Loan Arrangements
Credit Facilities
March 2015 Alpha Bank A.E. Loan Facility
On March 6, 2015, we entered into a $8.75 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Leadership. On December 23, 2015 and July 28, 2016, we and Alpha Bank A.E. entered into a first and second supplemental agreement, respectively, to the facility agreement. As amended to date, the facility provides as follows: The facility bears interest at LIBOR plus a margin of 3.75% and is repayable in twenty consecutive quarterly installments. The first four installments are $0.2 million each, the next installment is $0.25 million, the next four installments are $0.1 million each and the next eleven installments are $0.25 million each, with a final balloon payment of $4.55 million due on March 17, 2020. The borrower under the facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first preferred mortgage over the vessel, a general assignment covering earnings, insurances, charter parties and requisition compensation, an account pledge agreement and technical and commercial managers' undertakings. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018, a percentage ratio of debt minus cash to market value adjusted total assets minus cash that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA to net interest expense that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, from July 1, 2017, the borrower shall ensure that the market value of the vessel plus any additional security to total facility outstanding shall not be less than 125%. The lender may accelerate the maturity of the facility and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the facility. The facility also restricts our ability to distribute dividends to our shareholders in excess of 50% of our net income except if our cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period. As of December 31, 2016, $7.5 million was outstanding under the facility, excluding the unamortized financing fees.

HSH Nordbank AG Loan Facility
On September 1, 2015, we entered into a $44.4 million senior secured loan facility with HSH Nordbank AG to finance the acquisition of the Geniuship and Gloriuship. On May 16, 2016 and February 23, 2017 we and HSH Nordbank AG entered into supplemental letter agreements to the facility agreement and related guarantee. As amended to date the facility provides as follows: the facility bears interest at LIBOR plus a margin between 3.25% and 3.6% and is repayable in twelve consecutive quarterly instalments of $1.0 million each, commencing on September 30, 2017, with a final balloon payment of $31.8 million due on June 30, 2020. Effective as of March 1, 2016, a mandatory prepayment of $3 million required under the facility is deferred to June 30, 2018. The borrowers under the facility are our two applicable vessel-owning subsidiaries, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility was made available in two advances. On October 13, 2015, we drew the first advance of $27.6 million in order to finance the acquisition of the Geniuship. On November 3, 2015, we drew the second advance of $16.8 million in order to finance the acquisition of the Gloriuship. The facility is secured by a first priority mortgage over each of the vessels, a general assignment covering earnings, charter parties, insurances and requisition compensation for each of the vessels, an earnings account pledge agreement for each of the vessels, technical and commercial managers' undertakings, a shares security deed of the two borrowers' shares and a master agreement assignment. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, or sell the vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018, a percentage ratio of total liabilities (excluding any shareholders' convertible notes)  to total assets (less any activated goodwill) that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA (excluding any gains and losses on the disposal of subsidiaries or vessels and impairments on goodwill and vessels) to net interest expense that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, after April 30, 2018, the borrowers shall ensure that the market value of the Geniuship and Gloriuship plus any additional security to total facility outstanding and any Swap Exposure (as defined in the HSH Nordbank AG Loan Facility) not be less than 120%. The facility also places a restriction on the borrowers' ability to distribute dividends to Seanergy Maritime Holdings Corp., in case the market values of Geniuship and Gloriuship plus any additional security is less than 145% of total facility outstanding and the cash balance of the borrowers after distribution of dividends is less than $3 million. The $3 million condition on payment of dividends does not apply after June 30, 2018. As of December 31, 2016, $44.4 million was outstanding under the facility, excluding the unamortized financing fees.
UniCredit Bank AG Loan Facility
On September 11, 2015, we entered into a $52.7 million secured term loan facility with UniCredit Bank AG to partly finance the acquisition of the Premiership, Gladiatorship and Guardianship. On June 3, 2016, July 29, 2016, and March 7, 2017 we and UniCredit Bank AG entered into an amendment, a supplemental letter agreement and another supplemental letter agreement, respectively, to the facility agreement. As amended to date, the facility bears interest at LIBOR plus a margin of between 2.75% and 3.20%. Effective as of June 13, 2016, the margin is split into a cash portion and a capitalized portion. The capitalized portion of the margin will be repaid in full by June 30, 2017. The facility is repayable in fifteen consecutive quarterly instalments of $1.6 million each, commencing on June 26, 2017, with a final balloon payment of $29.4 million due on December 28, 2020. The borrowers under the facility are our three applicable vessel-owning subsidiaries, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility was made available in three tranches. On September 11, 2015, we drew the first tranche of $25.4 million to partly finance the acquisition of the Premiership. On September 29, 2015, we drew the second tranche of $13.6 million to partly finance the acquisition of the Gladiatorship. On October 21, 2015, we drew the third tranche of $13.6 million to partly finance the acquisition of the Guardianship. The facility is secured by a first preferred mortgage over each of the relevant vessels, a general assignment covering earnings, charter parties, insurances and requisition compensation for each of the vessels, an account pledge agreement for each of the vessels, technical and commercial managers' undertakings, a shares security deed of the three applicable vessel owning subsidiaries' shares and a hedging agreement assignment. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018, a Leverage Ratio (as defined in the UniCredit Bank AG Loan Facility) that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA to net interest expense (each as defined in the UniCredit Bank AG Loan Facility) that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, from May 1, 2018, the borrowers shall ensure that the market value of the Premiership, Gladiatorship and Guardianship plus any additional security to total facility outstanding and the cost (if any) of terminating any transactions entered into under the Hedging Agreement (as defined in the UniCredit Bank AG Loan Facility) shall not be less than 120%. Moreover, from July 1, 2017 until September 30, 2017, the borrowers shall maintain in aggregate an additional $1.5 million as minimum liquidity. As of December 31, 2016, $53 million was outstanding under the facility, excluding the unamortized financing fees.
November 2015 Alpha Bank A.E. Loan Facility
On November 4, 2015, we entered into a $33.8 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship. On July 28, 2016 we and Alpha Bank A.E. entered into a first supplemental agreement to the facility agreement, and on February 8, 2017, we and Alpha Bank A.E. agreed to an additional amendment to the facility.  As amended to date, the facility provides as follows: The facility bears interest at LIBOR plus a margin of 3.50% and is repayable in sixteen consecutive quarterly instalments of $0.8 million each, commencing on February 12, 2018, with a final balloon payment of $20.3 million due on November 10, 2021. The borrower under the facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first preferred mortgage over the vessel, a general assignment covering earnings, insurances, charter parties and requisition compensation, an account pledge agreement and technical and commercial managers' undertakings. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018, a percentage ratio of debt minus cash to value market adjusted total assets minus cash that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA to net interest expense that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, from April 1, 2018, the borrower shall ensure that the market value of Squireship plus any additional security to total facility outstanding shall not be less than 125%. The facility also restricts our ability to distribute dividends to our shareholders in excess of 50% of our net income except if our cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period. As of December 31, 2016, $33.8 million was outstanding under the facility, excluding the unamortized financing fees.

Natixis Loan Facility
On December 2, 2015, we entered into a $39.4 million secured term loan facility with Natixis to partly finance the acquisition of the Championship.  On March 7, 2017, we and Natixis entered into a supplemental agreement and a settlement agreement to the loan facility.  As amended to date, the facility bears interest at LIBOR plus a margin of 2.50% and is repayable in four installments: $2.0 million due April 28, 2017, $2.0 million due June 30, 2017, $3.0 million due September 29, 2017 and $32.4 million due May 2, 2018.  Pursuant to the terms of a settlement agreement, we have an option, until September 29, 2017, to satisfy the full amount of the facility by making a prepayment of $28.0 million, which includes any payments made in connection with the first three installment payments.  Upon such prepayment, the facility will be deemed satisfied in full. The borrower under the Natixis Loan Facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first priority mortgage over the vessel, a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement, a commercial manager undertaking and a technical manager undertaking. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the relevant lenders. We have received waivers until May 2, 2018, the maturity date of the loan, for certain of the covenants that require ongoing compliance in future, including requirements that (i) we maintain a Leverage Ratio (as defined in the Natixis Loan Facility) that does not exceed 75%, (ii) we maintain a ratio of EBITDA to net interest expense (each as defined in the Natixis Loan Facility) that is not less than 2:1 and (iii) we maintain liquidity in a specified amount. In addition, we have received waiver from February 1, 2017 until May 2, 2018, the maturity date of the loan, for the market value of the Championship plus any additional security to total facility outstanding undertaking, which shall not be less than 120%. As of December 31, 2016, $39.4 million was outstanding under the facility, excluding the unamortized financing fees.
NSF Loan Facility
On November 28, 2016, we entered into a $32 million secured term loan facility with NSF to partly finance the acquisition of the Lordship and the Knightship. The facility bears fixed interest at 11% per annum, which is payable quarterly, and the principal is repayable in four consecutive quarterly instalments of $0.9 million each, commencing on March 13, 2019 and a final payment of $28.4 million due on December 13, 2019, which is the initial maturity date assuming that we do not choose to extend the facility for one or two maximum yearly periods as described below. The facility may only be extended twice so that the final maturity date shall never extend beyond the date falling on the fifth anniversary of the final drawdown date. The option to extend the facility for up to two years from the initial maturity date is subject to an extension fee of 1.75% per extended year. The borrowers under the facility are our applicable vessel-owning subsidiaries. The facility is secured by first priority mortgages and general assignment covering earnings, insurances and requisition compensation over the Lordship and the Knightship, account pledge agreements, share pledge agreements of our two vessel-owning subsidiaries, a commercial manager undertaking and a technical manager undertaking. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that (i) the borrowers maintain restricted deposits of $3 million as prepaid interest to be applied equally against the first eight quarterly interest payments of the facility, the first interest instalment commenced on March 13, 2017, (ii) the borrowers maintain an asset coverage ratio with respect to the additional vessels equal to at least 112.5% and (iii) the borrowers accumulate in each of their earnings accounts within three months from each advance relevant drawdown date, and maintain throughout the security period, a minimum amount of at least $0.25 million per additional vessel, or $0.5 million in total. The facility also places a restriction on each borrower's ability to distribute dividends to Seanergy Maritime Holdings Corp. or make any other form of distribution or effect any return of share capital if the borrower maintains a balance in its earnings account that when aggregated with a minimum liquidity amount is less than $1.0 million. As of December 31, 2016, $32 million was outstanding under the facility, excluding the unamortized financing fees.
Jelco Loan Facility
On October 4, 2016, we entered into a $4.2 million loan facility with Jelco to finance the initial deposits for the Lordship and the Knightship.  We refer to this as the Jelco Loan Facility.  On November 17, 2016 and November 28, 2016, we entered into amendments to the Jelco Loan Facility, which, among other things, increased the aggregate amount that may be borrowed under the facility to up to $12.8 million (to partially finance the remaining payment for the Lordship and the Knightship) and extended the maturity date to the earlier of (i) February 28, 2018 and (ii) the date falling 14 months from the final drawdown date. The maturity date may, at our option, be extended to the earlier of (i) February 28, 2019 and (ii) the date falling 26 months from the final drawdown date. The Jelco Loan Facility currently bears interest at LIBOR plus a margin of 7% and is repayable in one bullet payment together with accrued interest thereon to the maturity date. The margin may be increased by 1.5% if the maturity date is extended in accordance with the terms of the facility. Seanergy Maritime Holdings Corp. is the borrower under the Jelco Loan Facility. The Jelco Loan Facility is secured by second priority mortgages and general assignments covering earnings, insurances and requisition compensation on the Lordship and the Knightship, and the vessel owning subsidiaries that own the Lordship and the Knightship have provided a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under this facility. As of December 31, 2016, $5.9 million was outstanding under the Jelco Loan Facility, excluding the unamortized financing fees.

Jelco Backstop Facility
On March 28, 2017, we entered into a $47.5 million secured loan agreement with Jelco. Under the terms of the Jelco Backstop Facility, Jelco will make available this facility to us in the event that we are not able to secure third party financing to partially fund the Natixis settlement agreement and the balance of the purchase price of the 2012-built Capesize vessel that we have agreed to purchase and is expected to be delivered between May 25, 2017 and July 17, 2017, each as described above. Specifically, Jelco will make available an advance of up to $18 million to partly refinance the repayment under the Natixis settlement agreement, as well as an advance of up to $29.5 million to partly finance the new vessel acquisition. Each advance will be available up to the earlier of (i) May 2, 2018 and (ii) the date on which each advance is fully borrowed, cancelled or terminated.  However, advances are subject to the satisfaction of certain customary conditions precedent as well as obtaining an independent third party fairness opinion stating the conversion price under the convertible promissory note dated September 7, 2015, as amended, that is fair to all our shareholders and entering into an amendment to such note amending the conversion price to the lower of (i) the conversion price as defined in such note and (ii) the price determined by the fairness opinion. The facility bears interest at 3-month LIBOR plus a 7% margin. The loan is payable in one bullet payment fourteen months from the final drawdown date.  The facility will be secured by a first preferred mortgage of the Championship and the new vessel that we agreed to acquire and a general assignment to cover earnings, insurances, charter parties and requisition compensation and technical and commercial managers' undertakings. The vessel owning subsidiaries that own the Championship and the new vessel we have agreed to acquire will provide a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under the facility.
Convertible Promissory Notes
On March 12, 2015, we issued an unsecured convertible promissory note for $4.0 million to Jelco. The note is repayable in ten consecutive semi-annual installments of $0.2 million, along with a balloon installment of $2.0 million payable on the final maturity date, March 19, 2020. The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. We have the right to defer up to three consecutive installments to the balloon installment. As of the date hereof, we have deferred all three installments due for payment on March 19, 2016, on September 16, 2016, and March 17, 2017 to the final maturity date. At Jelco's option, the principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share. Jelco also received customary registration rights with respect to any shares received upon conversion of the note. As of December 31, 2016, $3.8 million was outstanding under the note.
On September 7, 2015, we issued an unsecured revolving convertible promissory note to Jelco for an amount up to $6.8 million, or the Applicable Limit. The note was subsequently amended eight times between December 2015 and March 2017.  As amended, the Applicable Limit has been raised to $21.2 million. The Applicable Limit will be reduced by $3.1 million each on September 7, 2018 and September 7, 2019. The aggregate outstanding principal is repayable on September 10, 2020, however, principal is also repayable earlier to the extent that the aggregate outstanding principal exceeds the Applicable Limit (as it may be reduced from time to time). The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, our obligation to repay the principal amount under the revolving convertible note may be paid in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share. Under the terms of the Jelco Backstop Facility, we have agreed that as a condition precedent to any advance, we will obtain an independent third party fairness opinion stating the conversion price under the convertible promissory note dated September 7, 2015, as amended, that is fair to all our shareholders and enter into an amendment to such note amending the conversion price to the lower of (i) the conversion price as defined in such note and (ii) the price determined by the fairness opinion.  Jelco has also received customary registration rights with respect to any shares received upon conversion of the note. As of December 31, 2016, $21.2 million was outstanding under the note.
C.          Research and development, patents and licenses, etc.
Not applicable.
D.          Trend Information
Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2016, BDI has been volatile, reaching an all-time low of 290 on February 10, 2016 while the high for the year of 1,257 was reached on November 18, 2016.
Over the past five years the size of the drybulk fleet in dwt terms has grown by 42% while total seaborne drybulk trade has grown by 15%. As a result of these supply and demand dynamics, the performance of the BDI has been characterized by high volatility over the past years. In 2015, the BDI averaged 718 points. It ranged from a low of 471 on December 16, 2015 to a high of 1,222 reached on August 5, 2015. In 2014, the BDI averaged 1,105 points. It ranged from a low of 723 reached on July 22, 2014 to a high of 2,113 on January 2, 2014. In 2013, the BDI averaged 1,206 points. It ranged from a low of 698 on January 2, 2013 to a high of 1,206 reached on December 12, 2013. In 2012, the BDI averaged 920 points. It ranged from a low of 647 on February 3, 2012 to a high of 1,624 reached on January 3, 2012. In 2011, the BDI averaged 1,549 points. It ranged from a low of 1,043 on February 4, 2011 to a high of 2,173 reached on October 14, 2011.

During 2016, demand for drybulk transportation grew by 1.3%. Specifically, seaborne trade in iron ore grew by 3.6%, trade in grains grew by 3.6%, trade in minor bulks fell by 0.3% and coal trade volume remained approximately unchanged. At the same time, fleet supply grew by 2% in 2016. During the year, the global Supramax fleet grew by 8.8% in terms of dwt while the global Capesize fleet grew about 3.6% in terms of dwt. As of the end of 2016 the total order book for drybulk vessels stood at about 10.7%, down from 17.3% of the fleet at the end of 2015. According to tentative projections, the total size of the drybulk fleet is expected to rise by about 2% in 2017.

Since the second half of 2016 an improvement in drybulk conditions has started to take place that has continued in 2017 and is being mainly driven by three factors:
•
Growing seaborne trade in iron ore, as major miners are increasingly concentrated in Australia and Brazil. Growing Brazil exports are especially significant for ton mile demand, as a typical roundtrip from Brazil to China may take up to three times as many days to complete as one from Australia to China. As a result, total iron ore ton-mile demand is estimated to have increased by 4.35% in 2016, which is more than the 3.6% increase in absolute traded volume.

•	Growing seaborne trade in coal, as mining capacity cuts in China led to increased imports.
•	The unusually low level of grain production seen in certain regions in 2016 is largely expected to reverse.
Please also see "–B. Liquidity and Capital Resources."
E.          Off-balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
F.          Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2016:
(in thousands of U.S. Dollars) Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt and debt to related party	$216,030	$10,743	$78,342	$126,945	$-
Convertible promissory notes	24,965	3,300	7,000	14,665	-
Interest expense - long term debt	39,422	11,669	21,045	6,708	-
Interest expense - convertible promissory notes	4,983	1,493	2,575	915	-
Total	$285,400	$27,205	$108,962	$149,233	$-

G.          Safe Harbor
See the section titled "Cautionary Statement Regarding Forward-Looking Statements" at the beginning of this annual report.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
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
Name	Age	Position	Director Class
Stamatios Tsantanis	45	Chairman, Chief Executive Officer, Interim Chief Financial Officer & Director	A (term expires in 2019)
Christina Anagnostara	46	Director	B (term expires in 2017)
Elias Culucundis	74	Director*	A (term expires in 2019)
Dimitris Anagnostopoulos	70	Director*	C (term expires in 2018)
*Independent Director

Biographical information with respect to each of our directors and our executive officer is set forth below.
Stamatios Tsantanis has been a member of our board of directors and our chief executive officer since October 1, 2012.  Mr. Tsantanis has also been the Chairman of our Board of Directors since October 1, 2013 and our Interim Chief Financial Officer since November 1, 2013.  Mr. Tsantanis brings more than 18 years of experience in shipping and finance and held senior management positions in prominent shipping companies.  Prior to joining us, from September 2008 he served as Group Chief Financial Officer of Target Marine S.A. and was responsible for its corporate and financial strategy.  Mr. Tsantanis previously served as the Chief Financial Officer and as a Director of Top Ships Inc. from its initial public offering and listing on NASDAQ in 2004 until September 2008.  Prior to that, he was an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active roles in a number of shipping corporate finance transactions.  Mr. Tsantanis holds a Master's degree in Shipping Trade and Finance from the City University Business School in London, and a Bachelor's degree in Shipping Economics from the University of Piraeus.

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
The Board of Directors will be expanded by an additional Class C Independent Director following the appointment of Ioannis Kartsonas and his appointment is made effective as of May 4, 2017.
B.          Compensation
For the year ended December 31, 2016, we paid our executive officers and directors aggregate compensation of $0.65 million.  Our executive officers are employed by us pursuant to employment and consulting contracts.
Each member of our board of directors received a fee of $25,000 in 2016.  The Shipping Committee fee has been suspended from July 1, 2013 until the Board of Directors decides otherwise.  The aggregate director fees paid by us for the years ended December 31, 2016, 2015 and 2014 totaled $100,000, $80,000 and $80,000, respectively.
On January 12, 2011 our board of directors adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan, or the Plan.  The Plan was amended and restated on December 15, 2016, to increase the aggregate number of shares of our common stock reserved for issuance under the Plan from 856,667 shares to 1,000,000 shares.  The Plan is administered by the Compensation Committee of our board of directors.  Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our Compensation Committee.  Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient's continued service as an employee or a director of the Company, through the applicable vesting date.

On October 1, 2015, the Compensation Committee granted an aggregate of 189,000 restricted shares of common stock pursuant to the Plan. Of the total 189,000 shares issued, 36,000 shares were granted to our board of directors and the other 153,000 shares were granted to certain of our other employees. The fair value of each share on the grant date was $3.70 and will be expensed over three years. The shares to our board of directors will vest over a period of two years, which commenced on October 1, 2015. On October 1, 2015, 12,000 shares vested, on October 1, 2016, 12,000 shares vested, and 12,000 shares will vest on October 1, 2017. All the shares granted to certain of our employees will vest over a period of three years, commencing on October 1, 2015. On October 1, 2015, 25,000 shares vested, on October 1, 2016, 33,000 shares vested, 44,000 shares will vest on October 1, 2017 and 51,000 shares will vest on October 1, 2018.
On December 15, 2016, the Compensation Committee granted an aggregate of 772,800 restricted shares of common stock pursuant to the Plan. Of the total 772,800 shares issued, 274,800 shares were granted to our board of directors, 448,000 shares were granted to certain of our employees and 50,000 shares were granted to the sole director of the Company's commercial manager, a non-employee. The fair value of each share on the grant date was $1.30. The shares to our board of directors will vest over a period of two years, which commenced on December 15, 2016. On December 15, 2016, 91,600 shares vested, 91,600 shares will vest on October 1, 2017 and 91,600 shares will vest on October 1, 2018. All the other shares granted will vest over a period of three years, which commenced on December 15, 2016. Of the shares granted to certain of our other employees, 114,500 shares vested on December 15, 2016, 114,500 shares will vest on October 1, 2017, 109,500 shares will vest on October 1, 2018 and 109,500 shares will vest on October 1, 2019. Of the shares granted to the sole director of the Company's commercial manager, 15,000 shares vested on December 15, 2016, 15,000 shares will vest on October 1, 2017, 10,000 shares will vest on October 1, 2018 and 10,000 shares will vest on October 1, 2019.
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
D.          Employees
We currently have one executive officer, Mr. Stamatios Tsantanis.  In addition, we employ Ms. Theodora Mitropetrou, our general counsel, and a support staff of twenty-two employees.
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
Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class(2)
	Claudia Restis (1)	44,502,664	68.9%
	Stamatios Tsantanis	500,800	1.4%
	Christina Anagnostara	—	*
	Elias Culucundis	—	*
	Dimitris Anagnostopoulos	—	*
	All directors and executive officers as a group (4 individuals)	644,933	1.8%
*          Less than 1%

(1)
Based on the Schedule 13D/A filed by Jelco, Comet and Claudia Restis on April 7, 2017.  Claudia Restis may be deemed to beneficially own 43,649,230 of our common shares through Jelco and 853,434 of our common shares through Comet, each of which is controlled through a revocable trust of which she is the beneficiary. The shares Claudia Restis may be deemed to beneficially own through Jelco include (i) 4,222,223 shares that Jelco may be deemed to beneficially own, which shares are issuable upon exercise of a conversion option pursuant to the convertible promissory note dated March 12, 2015, as amended, that we issued to Jelco and (ii) 23,516,667 shares that Jelco may be deemed to beneficially own, which shares are issuable upon exercise of a conversion option pursuant to the convertible promissory note dated September 7, 2015, as amended, that we issued to Jelco.  This represents a decrease from the 93.4% beneficial ownership that was reported in the Company's annual report on Form 20-F for the year ended December 31, 2015.

(2)	Based on 36,839,246 common shares outstanding as of April 25, 2017 and any additional shares that such person may be deemed to beneficially own in accordance with rule 13d-3 under the Exchange Act.

B.          Related Party Transactions
Agreement for the Acquisition of Seven Vessels
On August 6, 2015, we entered into a purchase agreement with entities affiliated with certain of our principal shareholders to acquire seven secondhand drybulk vessels, consisting of five Capesize and two Supramax vessels, for an aggregate purchase price of $183.4 million.  These included all of the vessels in our then-current fleet other than Leadership.  We took delivery of the seven vessels between September and December 2015.  The acquisition costs of the seven vessels were funded with proceeds from a $44.4 million senior secured loan facility with HSH Nordbank AG to finance the acquisition of the Geniuship and Gloriuship, a $52.7 million secured term loan facility with UniCredit Bank AG to partly finance the acquisition of the Premiership, Gladiatorship and Guardianship, a $33.8 million secured loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship, a $39.4 million secured term loan facility with Natixis to partly finance the acquisition of the Championship, the Share Purchase Agreement and an unsecured revolving convertible promissory note issued to Jelco initially for an amount up to $6.8 million.  For more information regarding our current loan facilities and convertible promissory notes, please see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources."
Share Purchase Agreements
On June 24, 2014 we entered into the Share Purchase Agreement with Plaza and Comet, both of which are companies affiliated with the Restis family, under which we sold 378,000 of our common shares for $1.134 million, equal to a price per share of $3.00, and on the same date we entered into a related registration rights agreement providing customary registration rights.  Our Board of Directors obtained a fairness opinion from an independent third party for the share price.  The price was determined using a build-up method, combining our net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange and with an additional option value to existing shareholders upon the consummation of the asset contribution calculated from the Black-Scholes options pricing model.  On June 27, 2014, we completed the equity injection plan with the two abovementioned entities.  The shares to the two entities were issued on June 27, 2014.
On September 29, 2014 we entered into a share purchase agreement with Plaza and Comet, which are all companies affiliated with the Restis family, under which we sold 320,000 of our common shares for $0.96 million, equal to a price per share of $3.00, and on the same date we entered into a related registration rights agreement providing customary registration rights.  Our Board of Directors obtained an updated fairness opinion from an independent third party for the share price.  The price was determined using a build-up method, combining our net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange and with an additional option value to existing shareholders upon the consummation of the asset contribution calculated from the Black-Scholes options pricing model.  On September 30, 2014, we completed the equity injection plan with the two abovementioned entities.  The shares to the two entities were issued on September 30, 2014.
On December 19, 2014 we entered into a share purchase agreement with Jelco, an entity affiliated with our Sponsor, under which we sold 888,000 of our common shares for $1.11 million, equal to a price per share of $1.25, and on the same date we entered into a related registration rights agreement providing customary registration rights. Our Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining our net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange. On December 30, 2014, we completed the equity injection plan with the abovementioned entity. The shares to the entity were issued on December 30, 2014.
On March 12, 2015 we entered into share purchase agreements with Jelco, an entity affiliated with our Sponsor, and Stamatios Tsantanis, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, under which we sold 5,000,100 of our common shares to Jelco for $4.5 million and 333,400 of our common shares Mr. Tsantanis for $0.3 million, equal to a price per share of $0.90, and on the same date we entered into registration rights agreements with Jelco and Mr. Tsantanis providing customary registration rights with respect to these common shares. Our Board of Directors obtained fairness opinions from an independent third party for the share price. The price was determined using a build-up method, combining our net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange.
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

Convertible Promissory Notes
On March 12, 2015, we issued an unsecured convertible promissory note for $4.0 million to Jelco. The note is repayable in ten consecutive semi-annual installments of $0.2 million, along with a balloon installment of $2.0 million payable on the final maturity date, March 19, 2020. The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. We have the right to defer up to three consecutive installments to the balloon installment. As of the date hereof, we have deferred all three installments due for payment on March 19, 2016, on September 16, 2016, and March 17, 2017 to the final maturity date. At Jelco's option, the principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share. Jelco also received customary registration rights with respect to any shares received upon conversion of the note. As of December 31, 2016, $3.8 million was outstanding under the note.
On September 7, 2015, we issued an unsecured revolving convertible promissory note to Jelco for an amount up to $6.8 million, or the Applicable Limit. The note was subsequently amended eight times between December 2015 and March 2017.  As amended, the Applicable Limit has been raised to $21.2 million. The Applicable Limit will be reduced by $3.1 million each on September 7, 2018 and September 7, 2019. The aggregate outstanding principal is repayable on September 10, 2020, however, principal is also repayable earlier to the extent that the aggregate outstanding principal exceeds the Applicable Limit (as it may be reduced from time to time). The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, our obligation to repay the principal amount under the revolving convertible note may be paid in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share. Under the terms of the Jelco Backstop Facility, we have agreed that as a condition precedent to any advance, we will obtain an independent third party fairness opinion stating the conversion price under the convertible promissory note dated September 7, 2015, as amended, that is fair to all our shareholders and enter into an amendment to such note amending the conversion price to the lower of (i) the conversion price as defined in such note and (ii) the price determined by the fairness opinion.  Jelco has also received customary registration rights with respect to any shares received upon conversion of the note. As of December 31, 2016, $21.2 million was outstanding under the note.
Loan Agreements
Jelco Loan Facility
On October 4, 2016, we entered into the Jelco Loan Facility, a $4.2 million loan facility with Jelco to finance the initial deposits for the Lordship and the Knightship.  On November 17, 2016 and November 28, 2016, we entered into amendments to the Jelco Loan Facility, which, among other things, increased the aggregate amount that may be borrowed under the facility to up to $12.8 million (to partially finance the remaining payment for the Lordship and the Knightship) and extended the maturity date to the earlier of (i) February 28, 2018 and (ii) the date falling 14 months from the final drawdown date. The maturity date may, at our option, be extended to the earlier of (i) February 28, 2019 and (ii) the date falling 26 months from the final drawdown date. The Jelco Loan Facility currently bears interest at LIBOR plus a margin of 7% and is repayable in one bullet payment together with accrued interest thereon to the maturity date. The margin may be increased by 1.5% if the maturity date is extended in accordance with the terms of the facility. Seanergy Maritime Holdings Corp. is the borrower under the Jelco Loan Facility. The Jelco Loan Facility is secured by second priority mortgages and general assignments covering earnings, insurances and requisition compensation on the Lordship and the Knightship, and the vessel owning subsidiaries that own the Lordship and the Knightship have provided a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under this facility. As of December 31, 2016, $5.9 million was outstanding under the Jelco Loan Facility, excluding the unamortized financing fees.
Jelco Backstop Facility
On March 28, 2017, we entered into a $47.5 million secured loan agreement with Jelco. Under the terms of the Jelco Backstop Facility, Jelco will make available this facility to us, in the event that we are not able to secure third party financing to partially fund the Natixis settlement agreement and the balance of the purchase price of the 2012-built Capesize vessel that we have agreed to purchase and is expected to be delivered between May 25, 2017 and July 17, 2017, each as described above. Specifically, Jelco will make available an advance of up to $18 million to partly refinance the repayment under the Natixis settlement agreement, as well as an advance of up to $29.5 million to partly finance the new vessel acquisition. Each advance will be available up to the earlier of (i) May 2, 2018 and (ii) the date on which each advance is fully borrowed, cancelled or terminated.  However, advances are subject to the satisfaction of certain customary conditions precedent as well as obtaining an independent third party fairness opinion for resetting the conversion price to be included in an amendment to the convertible promissory note dated September 7, 2015, issued by the Company to Jelco, and such conversion price to be amended to the lower of (i) the conversion price as defined in the note and (ii) a price determined by an independent third party that is determined to be fair to all the Company's shareholders. The facility bears interest at 3-month LIBOR plus a 7% margin. The loan is payable in one bullet payment fourteen months from the final drawdown date.  The facility will be secured by a first preferred mortgage of the Championship and the new vessel that we agreed to acquire and a general assignment to cover earnings, insurances, charter parties and requisition compensation and technical and commercial managers' undertakings. The vessel owning subsidiaries that own the Championship and the new vessel we have agreed to acquire will provide a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under the facility.

Commercial Real Estate Sublease Agreement
We previously leased our executive office space in Athens, Greece pursuant to the terms of a sublease agreement between Seanergy Management and Waterfront S.A., a company affiliated with a member of the Restis family.  The initial sublease was subsequently amended, including on January 1, 2015 to provide that for the remaining term of the sublease agreement the sublease fee would be EUR 25,000 per month and that the term of the agreement was extended to January 31, 2015, on February 1, 2015 to extend the sublease term to February 28, 2015, and on March 13, 2015 to extend the sublease term to March 15, 2015, at a lease payment of EUR 12,500 per month, following which we relocated our executive office space to premises owned by an unaffiliated third party.
C.          Interests of Experts and Counsel
Not applicable.
ITEM 8.	FINANCIAL INFORMATION
A.          Consolidated Statements and Other Financial Information
See Item 18.
Legal Proceedings
We have previously reported that in 2010, certain of our then shareholders, including George Koutsolioutsos, who is also the former Chairman of the Board of the Company, brought suit in Greece against certain other shareholders of the Company, our former Chief Financial Officer, and the immediate successor to Mr. Koutsolioutsos as our Chairman. The suit seeks damages from the defendants for alleged willful misconduct that purportedly caused the plaintiffs damage both by way of diminution of the value of their shares in the Company and harm to their reputations. The defendants have advised us that they do not believe the action has merit, and that they intend vigorously to defend it. The next hearing date in this action is currently scheduled for November 15, 2018.
Mr. Koutsolioutsos also commenced three actions in Greece during 2014 against his immediate successor as our Chairman, on substantially the same or related set of grounds. The plaintiff seeks money damages in two of these cases. The next hearing date in these actions is also currently scheduled for November 15, 2018. The third case, in which the plaintiff sought an injunction, was discontinued by the plaintiff in September 2014.
Neither we nor our current Chairman is named in any of these actions. We have also notified our insurance underwriters of these actions, and our underwriters are advancing a portion of the defendants' legal expenses.
Dividend Policy
The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. We have not declared any dividends since our inception. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries and affiliates distributing to us their earnings and cash flow. Some of our loan agreements limit our ability to pay dividends and our subsidiaries' ability to make distributions to us.
B.          Significant Changes
There have been no significant changes since the date of the consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING
A.          Offer and Listing Details
Our common shares and class A warrants trade on the NASDAQ Capital Market under the symbol "SHIP" and "SHIPW" respectively. The following table sets forth the high and low closing prices for each of the periods indicated for our shares of common stock, as adjusted for the 5-for-1 reverse stock split effective January 8, 2016 and for 15-for-1 reverse stock split effective June 24, 2011.

For the Year Ended December 31,	High	Low
2016	$7.20	$1.15
2015	$6.75	$2.75
2014	$9.95	$4.13
2013	$12.30	$4.00
2012	$21.15	$5.20

For the Quarter Ended	High	Low
March 31, 2017	$1.25	$0.76
December 31, 2016	$7.20	$1.15
September 30, 2016	$6.20	$2.06
June 30, 2016	$3.01	$2.10
March 31, 2016	$5.54	$1.58
December 31, 2015	$4.35	$3.00
September 30, 2015	$6.75	$3.02
June 30, 2015	$4.10	$2.75
March 31, 2015	$4.50	$3.25
For the Month Ended	High	Low
April 1, 2017 through April 27, 2017	$1.10	$0.81
March 2017	$1.02	$0.76
February 2017	$1.20	$1.00
January 2017	$1.25	$1.15
December 2016	$2.40	$1.15
November 2016	$7.20	$2.05
October 2016	$3.03	$2.05

B.          Plan of Distribution
Not applicable.
C.          Markets
Our common stock and class A warrants trade on the NASDAQ Capital Market under the symbol "SHIP" and "SHIPW" respectively.
D.          Selling Shareholders
Not applicable.
E.          Dilution
Not applicable.
F.          Expenses of the Issue
Not applicable.
ITEM 10.	ADDITIONAL INFORMATION
A.          Share Capital
Not applicable.
B.          Memorandum and Articles of Incorporation
Our amended and restated articles of incorporation have been filed in the Annex to Seanergy Maritime's proxy statement filed with the Commission on Form 6-K on July 31, 2008.  Those amended and restated articles of incorporation contained in such Annex are incorporated by reference.  Our second amended and restated bylaws have been filed with the Commission on Form 6-K on July 20, 2011, which we incorporate by reference.  We also incorporate by reference, the section titled "Description of Capital Stock and Warrants" in our Registration Statement on Form F-1 (Registration No. 333-214322), declared effective by the Commission on December 7, 2016.

C.          Material contracts
Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report.  We refer you to "Item 4. Information on the Company – A. History and Development of the Company,"  "Item 4. Information on the Company – B. Business Overview," "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements," and "Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions" for a discussion of these contracts.  Other than as discussed in this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.
D.          Exchange controls
Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of shares of our common stock.
E.          Taxation
The following is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of our common stock and warrants as well as the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations. The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply to a beneficial owner of our common stock and/or warrants that is treated for U.S. federal income tax purposes as:
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
This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common stock or warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common stock or warrants, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.
This summary is based on the U.S. Internal Revenue Code of 1986. as amended, or the Code, its legislative history, Treasury Regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder's individual circumstances. In particular, this discussion considers only holders that will own and hold our common stock and warrants as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:
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
Because of the complexity of the tax laws and because the tax consequences to any particular holder of our common stock and warrants may be affected by matters not discussed herein, each such holder is urged to consult with its tax advisor with respect to the specific tax consequences of the ownership and disposition of our common stock and warrants, including the applicability and effect of state, local and non-U.S. tax laws, as well as U.S. federal tax laws.

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
For our 2016 taxable year, we had U.S. source gross shipping income.
We are subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in " – Taxation in the Absence of Exemption," unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below.
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

50% Ownership Test
Under the regulations, a foreign corporation will satisfy the 50% Ownership Test for a taxable year if (i) for at least half of the number of days in the taxable year, more than 50% of the value of its stock is owned, directly or constructively through the application of certain attribution rules prescribed by the regulations, by one or more shareholders who are residents of foreign countries that grant "equivalent exemption" to corporations organized in the United States and (ii) the foreign corporation satisfies certain substantiation and reporting requirements with respect to such shareholders. Holders of warrants will not be treated as constructive owners of shares for purposes of the 50% Ownership Test.
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
The regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least sixty (60) days during the taxable year or one-sixth (1/6) of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if a foreign corporation does not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.
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
Additionally, holders of warrants will not be treated as constructive owners of shares for purposes of the Closely Held Rule.
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
Due to the factual nature of the issues involved, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for our 2017 or subsequent taxable years.
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
Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis in a common share—paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.
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

Exercise, Sale, Retirement or Other Taxable Disposition of Warrants
Neither we nor a U.S. Holder of a warrant will recognize gain or loss as a result of the U.S. Holder's receipt of our common stock upon exercise of a warrant. A U.S. Holder's adjusted tax basis in the common shares received will be an amount equal to the sum of (i) the U.S. Holder's adjusted tax basis in the warrant exercised plus (ii) the amount of the exercise price for the warrant. If the warrants lapse without exercise, the U.S. Holder will recognize capital loss in the amount equal to the U.S. Holder's adjusted tax basis in the warrants. A U.S. Holder's holding period for common shares received upon exercise of a warrant will commence on the date the warrant is exercised.
Upon the sale, retirement or other taxable disposition of a warrant, the U.S. Holder will recognize gain or loss to the extent of the difference between the sum of the cash and the fair market value of any property received in exchange therefor and the U.S. Holder's tax basis in the warrant. Any such gain or loss recognized by a holder upon the sale, retirement or other taxable disposition of a warrant will be capital gain or loss and will be long-term capital gain or loss if the warrant has been held for more than one year.
The exercise price of a warrant is subject to adjustment under certain circumstances. If an adjustment increases a proportionate interest of the holder of a warrant in the fully diluted common stock without proportionate adjustments to the holders of our common stock, U.S. Holder of the warrants may be treated as having received a constructive distribution, which may be taxable to the U.S. Holder as a dividend.
Passive Foreign Investment Company Rules
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock or warrants in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares or warrants, either:
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

Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder is referred to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the our ordinary earnings and its net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his, her or its U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will provide each U.S. Holder with all necessary information, including a PFIC Annual Information Statement, in order to enable such holder to make a QEF election for such taxable year. A U.S. Holder may not make a QEF election with respect to its ownership of a warrant.
Taxation of U.S. Holders Making a "Mark-to-Market" Election
Alternatively, if we were to be treated as a PFIC for any taxable year and, as anticipated, our common stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. The mark-to-market election is generally available to U.S. Holders of warrants.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock or warrants in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock or warrants), and (2) any gain realized on the sale, exchange or other disposition of our common stock or warrants. Under these special rules:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common stock or warrants;
•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and
•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock or warrants. If a Non-Electing Holder who is an individual dies while owning our common stock, such Non-Electing Holder's successor generally would not receive a step-up in tax basis with respect to such stock or warrants.
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

In addition, a Non-U.S. Holder generally should not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our common stock or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case such gain from United States sources may be subject to tax at a 30% rate or a lower applicable tax treaty rate).
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
A Non-U.S. Holder will not recognize any gain or loss on the exercise or lapse of the warrants.
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

F.          Dividends and paying agents
Not applicable.
G.          Statement by experts
Not applicable.
H.          Documents on display
We file annual reports and other information with the Commission.  You may inspect and copy any report or document we file, including this annual report and the accompanying exhibits, at the Commission's public reference facilities located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the public reference facilities by calling the Commission at 1-800-SEC-0330, and you may obtain copies at prescribed rates.  Our Commission filings are also available to the public at the website maintained by the Commission at http://www.sec.gov, as well as on our website at http://www.seanergymaritime.com.  Information on our website does not constitute a part of this annual report and is not incorporated by reference.
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
Interest Rate Risk
We are exposed to risks associated with changes in interest rates relating to our unhedged variable–rate borrowings, according to which we pay interest at LIBOR plus a margin; as such increases in interest rates could affect our results of operations and ability to service our debt.  As of December 31, 2016, we had aggregate variable-rate borrowings, including the convertible promissory notes issued to Jelco, of $209 million.  An increase of 1% in the interest rates of our variable-rate borrowings as of December 31, 2016 would increase our interest payments $2.1 million per year.  We have not entered into any hedging contracts to protect against interest rate fluctuations.  We expect to manage any exposure in interest rates through our regular operating and financing activities.
Foreign Currency Exchange Rate Risk
We generate all of our revenue in U.S. dollars.  The minority of our operating expenses (approximately 1% in 2016) and the majority of our general and administrative expenses (approximately 66% in 2016) are in currencies other than the U.S. dollar, primarily the Euro.  For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction.  We do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2016, these non-US dollar expenses represented 9% of our revenues.  However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations.  We have not hedged currency exchange risks associated with our expenses.
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
a)          Disclosure Controls and Procedures
Management (our Chief Executive Officer / Interim Chief Financial Officer) has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2016).  The term disclosure controls and procedures is defined under the Commission's rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management (our Chief Executive Officer / Interim Chief Financial Officer, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
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
Management (our Chief Executive Officer / Interim Chief Financial Officer), has assessed the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the framework established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2016.
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
ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Dimitris Anagnostopoulos, an independent director and a member of our audit committee, is an "Audit Committee Financial Expert" under Commission rules and the corporate governance rules of the NASDAQ Capital Market.
ITEM 16B.	CODE OF ETHICS
We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers and directors.  Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.seanergymaritime.com.  Information on our website does not constitute a part of this annual report and is not incorporated by reference.  We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request.  We intend to disclose any waivers to or amendments of the Code of Business Conduct and Ethics for the benefit of any of our directors and executive officers within 5 business days of such waiver or amendment.  Shareholders may direct their requests to the attention of Investor Relations, Seanergy Maritime Holdings Corp., 16 Grigoriou Lambraki Street, 16674 Glyfada, Athens, Greece, telephone number +30 210 8913507 or facsimile number +30 210 9638450.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountants are Ernst & Young (Hellas) Certified Auditors-Accountants S.A., or EY. EY has billed us for audit, audit-related and non-audit services as follows:
	2016	2015
Audit fees	$161,000	$170,000
Audit related fees	223,000	-
Tax fees	-	-
All other fees	-	-
Total fees	$384,000	$170,000

Audit fees for 2016 related to professional services rendered for the audit of our financial statements for the year ended December 31, 2016. Audit related fees for 2016 related to services provided related to our equity offerings during 2016.  Audit fees for 2015 related to professional services rendered for the audit of our financial statements for the year ended December 31, 2015. As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services.
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
As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of NASDAQ's corporate governance rules.  The Company's corporate governance practices deviate from NASDAQ's corporate governance rules in the following ways:
•	In lieu of obtaining shareholder approval, in certain circumstances, the Company complies with provisions of the BCA providing that the board of directors may approve share issuances.
•	The Company's Board is not required to be composed of a majority of independent directors.
•	The Company's Board is not required to have an Audit Committee comprised of at least three members. Our Audit Committee is comprised of two members.
•	The Company's Board is not required to meet regularly in executive sessions without management present.
Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards.
ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17.	FINANCIAL STATEMENTS
See Item 18.
ITEM 18.	FINANCIAL STATEMENTS
The financial information required by this item, together with the report of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., is set forth on pages F-1 through F-37 and are filed as part of this annual report.
ITEM 18.1	SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF SEANERGY MARITIME HOLDINGS CORP. (PARENT COMPANY ONLY)
The Schedule I, beginning on page F-33, is filed as part of this report.
ITEM 19.	EXHIBITS
Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of the registrant (1)
1.2	Second Amended and Restated Bylaws of the registrant (2)
1.3	Amendment to Amended and Restated Articles of Incorporation of the registrant (3)
1.4	Second Amendment to Amended and Restated Articles of Incorporation of the registrant (4)
1.5	Third Amendment to Amended and Restated Articles of Incorporation of the registrant (5)
1.6	Fourth Amendment to Amended and Restated Articles of Incorporation of the registrant (6)
1.7	Fifth Amendment to Amended and Restated Articles of Incorporation of the registrant (7)
2.1	Specimen Common Stock Certificate of the registrant (8)
2.2	Class A Warrant Agreement dated December 13, 2016 between the registrant and Continental Stock Transfer & Trust Company (9)
2.3	Representative's Warrant dated December 13, 2016 issued by the registrant to Maxim Partners LLC (10)
2.4	Representative's Warrant dated December 21, 2016 issued by the registrant to Maxim Partners LLC (11)
4.1	Registration Rights Agreement dated March 26, 2010 between the registrant, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc.
4.2	Registration Rights Agreement dated January 4, 2012 between the registrant, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc.
4.3	Registration Rights Agreement dated June 24, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp. (12)
4.4	Registration Rights Agreement dated September 29, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp. (13)
4.5	Registration Rights Agreement dated December 19, 2014 between the registrant and Jelco Delta Holding Corp. (14)
4.6	Amended and Restated 2011 Equity Incentive Plan of the registrant adopted on December 15, 2016

4.7	Ship Technical Management Agreement dated as of February 11, 2015 between Leader Shipping Co. and V.Ships Greece Ltd. (15)
4.8	Novation Agreement to Ship Technical Management Agreement dated July 27, 2015, among V.Ships Greece Ltd., Leader Shipping Co. and V.Ships Limited (16)
4.9	Addendum No. 1 to Technical Management Agreement dated March 18, 2016, between Leader Shipping Co. and V.Ships Limited (17)
4.10	Form of Ship Technical Management Agreement with V.Ships Limited (18)
4.11	Commercial Management Agreement dated as of March 2, 2015 between the registrant and Fidelity Marine Inc. (19)
4.12	Amendment No. 1 to Commercial Management Agreement dated September 11, 2015 between the registrant and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (20)
4.13
Amendment No. 2 to Commercial Management Agreement dated as of March 2, 2015 between the registrant and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (21)

4.14	Loan Agreement dated March 6, 2015 between Leader Shipping Co. and Alpha Bank A.E. (22)
4.15	First Supplemental Agreement dated December 23, 2015 between Leader Shipping Co. and Alpha Bank A.E. with respect to the Loan Agreement dated March 6, 2015 (23)
4.16	Second Supplemental Agreement dated July 28, 2016 between Leader Shipping Co. and Alpha Bank A.E. with respect to the Loan Agreement dated March 6, 2015 (24)
4.17	Convertible Promissory Note dated March 12, 2015 of the registrant to Jelco Delta Holding Corp. (25)
4.18	Share Purchase Agreement dated March 12, 2015 between the registrant and Jelco Delta Holding Corp. (26)
4.19	Registration Rights Agreement dated March 12, 2015 between the registrant and Jelco Delta Holding Corp. (27)
4.20	Share Purchase Agreement dated March 12, 2015 between the registrant and Stamatios Tsantanis (28)
4.21	Registration Rights Agreement dated March 12, 2015 between the registrant and Stamatios Tsantanis (29)
4.22	Share Purchase Agreement dated September 7, 2015 between registrant and Jelco Delta Holding Corp. (30)
4.23	Registration Rights Agreement dated September 7, 2015 between registrant and Jelco Delta Holding Corp. (31)
4.24	Convertible Promissory Note dated September 7, 2015 of the registrant to Jelco Delta Holding Corp. (32)
4.25	First Amendment to Convertible Promissory Note dated December 1, 2015 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Promissory Note dated September 7, 2015 (33)
4.26
Second Amendment to Convertible Promissory Note dated December 14, 2015 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Promissory Note dated September 7, 2015 (34)

4.27	Third Amendment to Convertible Promissory Note dated January 27, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Promissory Note dated September 7, 2015 (35)
4.28	Fourth Amendment to Convertible Promissory Note dated March 7, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Promissory Note dated September 7, 2015 (36)
4.29	Fifth Amendment to Convertible Promissory Note dated April 21, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Promissory Note dated September 7, 2015 (37)
4.30	Sixth Amendment to Convertible Promissory Note dated May 17, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Promissory Note dated September 7, 2015 (38)
4.31	Seventh Amendment to Convertible Promissory Note dated June 16, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Promissory Note dated September 7, 2015 (39)
4.32	Eighth Amendment to Convertible Promissory Note dated March 18, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Promissory Note dated September 7, 2015 (40)
4.33	Purchase Agreement dated August 6, 2015 between the registrant and the Sellers listed on Schedule I thereto (41)
4.34	Memorandum of Agreement dated August 6, 2015 with respect to Geniuship (42)
4.35	Memorandum of Agreement dated August 6, 2015 with respect to Gloriuship (43)
4.36	Memorandum of Agreement dated August 6, 2015 with respect to Premiership (44)
4.37	Memorandum of Agreement dated August 6, 2015 with respect to Gladiatorship (45)
4.38	Memorandum of Agreement dated August 6, 2015 with respect to Guardianship (46)
4.39	Memorandum of Agreement dated August 6, 2015 with respect to Squireship (47)
4.40	Memorandum of Agreement dated August 6, 2015 with respect to Championship (48)
4.41	Loan Agreement dated September 1, 2015 between Sea Glorius Shipping Co., Sea Genius Shipping Co., HSH Nordbank AG and the Banks and Financial Institutions listed in Schedule 1 thereto (49)
4.42	Supplemental Letter dated May 16, 2016 from HSH Nordbank AG to Sea Glorius Shipping Co. and Sea Genius Shipping Co. with respect to the Loan Agreement dated September 1, 2015 (50)
4.43	Supplemental Letter dated February 23, 2017 from HSH Nordbank AG to Sea Glorius Shipping Co., Sea Genius Shipping Co. and the registrant with respect to the Loan Agreement dated September 1, 2015
4.44	Facility Agreement dated September 11, 2015 between the registrant, Premier Marine Co., Gladiator Shipping Co., Guardian Shipping Co., and UniCredit Bank AG (51)
4.45
Supplemental Agreement dated June 3, 2016 between the registrant, Premier Marine Co., Gladiator Shipping Co., Guardian Shipping Co. and UniCredit Bank AG with respect to the Facility Agreement dated September 11, 2015 (52)

4.46
Supplemental Letter dated July 29, 2016 from UniCredit Bank AG to the registrant, Premier Marine Co., Gladiator Shipping Co. and Guardian Shipping Co. with respect to the Facility Agreement dated September 11, 2015 (53)

4.47
Supplemental Letter dated March 7, 2017 from UniCredit Bank AG to the registrant, Premier Marine Co., Gladiator Shipping Co. and Guardian Shipping Co. with respect to the Facility Agreement dated September 11, 2015

4.48	Loan Agreement dated November 4, 2015 between Squire Ocean Navigation Co. and Alpha Bank A.E. (54)
4.49	First Supplemental Agreement dated July 28, 2016 between Alpha Bank A.E. and Squire Ocean Navigation Co. with respect to the Loan Agreement dated November 4, 2015 (55)
4.50	Facility Agreement dated December 2, 2015 between the registrant, Champion Ocean Navigation Co., and Natixis (56)
4.51	Supplemental Agreement dated March 7, 2017 between the registrant, Champion Ocean Navigation Co. and Natixis with resepct to the Facility Agreement dated December 2, 2015
4.52	Settlement Agreement dated March 7, 2017 between the registrant, Champion Ocean Navigation Co. and Natixis with resepct to the Facility Agreement dated December 2, 2015
4.53	Memorandum of Agreement dated September 26, 2016 with respect to Lordship (57)
4.54	Memorandum of Agreement dated September 26, 2016 with respect to Knightship (58)
4.52	Amended and Restated Loan Agreement dated November 28, 2016 between the registrant and Jelco Delta Holding Corp. (59)
4.53	Loan Agreement dated November 28, 2016 between Lord Ocean Navigation Co., Knight Ocean Navigation Co., the Entities listed in Schedule 1 thereto, and Northern Shipping Fund III LP (60)
4.55	Loan Agreement dated March 28, 2017 between the registrant and Jelco Delta Holdings Corp.
4.56	Memorandum of Agreement dated March 28, 2017 with respect to the vessel expected to be delivered between May 25, 2017 and July 17, 2017
4.57
Addendum No. 1 to Memorandum of Agreement with respect to the vessel expected to be delivered between May 25, 2017 and July 17, 2017 dated April 25, 2017 with respect to the Memorandum of Agreement dated March 28, 2017

8.1	List of Subsidiaries
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
101	The following financial information from the registrant's annual report on Form 20-F for the fiscal year ended December 31, 2016, formatted in Extensible Business Reporting Language (XBRL)
(1) Consolidated Balance Sheets as of December 31, 2016 and 2015;
(2) Consolidated Statements of Income/(loss) for the years ended December 31, 2016, 2015 and 2014;
(3) Consolidated Statements of Shareholders' (Deficit) / Equity for the years ended December 31, 2016, 2015 and 2014;
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014;

(1)	Incorporated herein by reference to Annex M to Exhibit 99.1 to the registrant's report on Form 6-K filed with the Commission on July 31, 2008 (File No. 001-33690).
(2)	Incorporated herein by reference to Exhibit 99.1 to the registrant's report on Form 6-K filed with the Commission on July 20, 2011.
(3)	Incorporated herein by reference to Exhibit 3.3 to the registrant's registration statement on Form F-1MEF filed with the Commission on August 28, 2009 (File No. 333-161595).
(4)	Incorporated herein by reference to Exhibit 3.4 to the registrant's report on Form 6-K filed with the Commission on September 16, 2010 (File No. 001-34848).
(5)	Incorporated herein by reference to Exhibit 1 to the registrant's report on Form 6-K filed with the Commission on June 27, 2011.
(6)	Incorporated herein by reference to Exhibit 1 to the registrant's report on Form 6-K filed with the Commission on August 5, 2011.
(7)	Incorporated herein by reference to Exhibit 3.7 to the registrant's report on Form 6-K filed with the Commission on January 7, 2016.
(8)	Incorporated herein by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed with the Commission on January 7, 2016.
(9)	Incorporated herein by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed with the Commission on December 14, 2016
(10)	Incorporated herein by reference to Exhibit 4.2 to the registrant's report on Form 6-K filed with the Commission on December 14, 2016.
(11)	Incorporated herein by reference to Exhibit 4.2 to the registrant's report on Form 6-K filed with the Commission on December 21, 2016.
(12)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by United Capital Investments Corp. with the Commission on September 12, 2014.
(13)	Incorporated herein by reference to Exhibit D to the Schedule 13D related to the registrant filed by Jelco Delta Holding Corp. with the Commission on March 12, 2015.
(14)	Incorporated herein by reference to Exhibit E to the Schedule 13D related to the registrant filed by Jelco Delta Holding Corp. with the Commission on March 12, 2015.
(15)	Incorporated herein by reference to Exhibit 4.51 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(16)	Incorporated herein by reference to Exhibit 4.10 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(17)	Incorporated herein by reference to Exhibit 4.11 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(18)	Incorporated herein by reference to Exhibit 4.12 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(19)	Incorporated herein by reference to Exhibit 4.52 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(20)	Incorporated herein by reference to Exhibit 4.14 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(21)	Incorporated herein by reference to Exhibit 4.15 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(22)	Incorporated herein by reference to Exhibit 4.53 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(23)	Incorporated herein by reference to Exhibit 4.17 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(24)	Incorporated herein by reference to Exhibit 10.18 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(25)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on April 13, 2015.
(26)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on April 13, 2015.
(27)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on April 13, 2015.
(28)	Incorporated herein by reference to Exhibit 4.57 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(29)	Incorporated herein by reference to Exhibit 4.58 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(30)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 29, 2015.
(31)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 29, 2015.
(32)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 29, 2015.
(33)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on December 29, 2015.
(34)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on December 29, 2015.
(35)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on February 11, 2016.
(36)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on March 14, 2016.
(37)	Incorporated herein by reference to Exhibit 10.1 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.

(38)	Incorporated herein by reference to Exhibit 10.2 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.
(39)	Incorporated herein by reference to Exhibit 10.3 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.
(40)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on April 7, 2017.
(41)	Incorporated herein by reference to Exhibit 4.30 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(42)	Incorporated herein by reference to Exhibit 4.31 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(43)	Incorporated herein by reference to Exhibit 4.32 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(44)	Incorporated herein by reference to Exhibit 4.33 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(45)	Incorporated herein by reference to Exhibit 4.34 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(46)	Incorporated herein by reference to Exhibit 4.35 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(47)	Incorporated herein by reference to Exhibit 4.36 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(48)	Incorporated herein by reference to Exhibit 10.41 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(49)	Incorporated herein by reference to Exhibit 4.38 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(50)	Incorporated herein by reference to Exhibit 10.43 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(51)	Incorporated herein by reference to Exhibit 4.39 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(52)	Incorporated herein by reference to Exhibit 10.45 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(53)	Incorporated herein by reference to Exhibit 10.46 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(54)	Incorporated herein by reference to Exhibit 4.40 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(55)	Incorporated herein by reference to Exhibit 10.48 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(56)	Incorporated herein by reference to Exhibit 4.41 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(57)	Incorporated herein by reference to Exhibit 10.50 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(58)	Incorporated herein by reference to Exhibit 10.51 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(59)	Incorporated herein by reference to Exhibit 10.52 to the registrant's registration statement on Form F-1/A filed with the Commission on November 29, 2016.
(60)	Incorporated herein by reference to Exhibit 10.53 to the registrant's registration statement on Form F-1/A filed with the Commission on November 29, 2016.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chairman & Chief Executive Officer

Date: April 28, 2017

Seanergy Maritime Holdings Corp.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Seanergy Maritime Holdings Corp.

We have audited the accompanying consolidated balance sheets of Seanergy Maritime Holdings Corp. as of December 31, 2016 and 2015, and the related consolidated statements of income/(loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule listed in Item 18.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seanergy Maritime Holdings Corp. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
April 28, 2017
Athens, Greece

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2016 and 2015
 (In thousands of US Dollars, except for share and per share data)

	Notes	2016	2015
ASSETS
Current assets:
Cash and cash equivalents		12,858	3,304
Restricted cash	7	1,550	50
Accounts receivable trade, net		2,783	1,287
Inventories	4	4,049	2,980
Other current assets	5	1,089	657
Total current assets		22,329	8,278

Fixed assets:
Vessels, net	6	232,109	199,840
Office equipment, net		19	40
Total fixed assets		232,128	199,880

Other non-current assets:
Deferred charges		1,572	1,194
Restricted cash, non-current	7	1,500	-
Other non-current assets		5	-
TOTAL ASSETS		257,534	209,352

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt, net of deferred finance costs	7	10,301	718
Current portion of convertible promissory notes	3	200	103
Trade accounts and other payables	8	6,350	5,979
Accrued liabilities		2,529	2,296
Deferred revenue		1,850	154
Total current liabilities		21,230	9,250

Non-current liabilities:
Long-term debt, net of current portion and deferred finance costs	7	198,497	176,787
Due to related parties, noncurrent	3	5,878	-
Long-term portion of convertible promissory notes	3	1,097	31
Total liabilities		226,702	186,068

Commitments and contingencies	10	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2016 and 2015; 34,072,210 and 19,522,413 shares issued and outstanding as at December 31, 2016 and 2015, respectively	11	3	2
Additional paid-in capital	3	369,291	337,121
Accumulated deficit		(338,462)	(313,839)
Total Stockholders' equity		30,832	23,284
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		257,534	209,352
The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Income/(Loss)
For the years ended December 31, 2016, 2015 and 2014
(In thousands of US Dollars, except for share and per share data)

	Notes	2016	2015	2014
Revenues:
Vessel revenue		35,983	11,661	2,075
Commissions		(1,321)	(438)	(65)
Vessel revenue, net		34,662	11,223	2,010
Expenses:
Direct voyage expenses		(21,008)	(7,496)	(1,274)
Vessel operating expenses		(14,251)	(5,639)	(1,006)
Voyage expenses - related party	3	-	-	(24)
Management fees - related party	3	-	-	(122)
Management fees		(895)	(336)	-
General and administration expenses		(4,134)	(2,804)	(2,987)
General and administration expenses - related party	3	-	(70)	(309)
Loss on bad debts		-	(30)	(38)
Amortization of deferred dry-docking costs		(556)	(38)	-
Depreciation		(8,531)	(1,865)	(3)
Gain on restructuring	1	-	-	85,563
Operating (loss) / income		(14,713)	(7,055)	81,810
Other income / (expenses), net:
Interest and finance costs	12	(7,235)	(1,460)	(1,463)
Interest and finance costs - related party	3 & 12	(2,616)	(399)	-
Interest and other income		20	-	14
Foreign currency exchange losses, net		(45)	(42)	(13)
Total other expenses, net		(9,876)	(1,901)	(1,462)
Net (loss) / income before income taxes		(24,589)	(8,956)	80,348
Income taxes		(34)	-	-
Net (loss) / income		(24,623)	(8,956)	80,348

Net (loss) / income per common share
Basic and diluted	13	(1.20)	(0.83)	30.06
Weighted average common shares outstanding
Basic	13	20,553,007	10,773,404	2,672,945
Diluted	13	20,553,007	10,773,404	2,672,950

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2016, 2015 and 2014
 (In thousands of US Dollars, except for share data)

	Common stock				Total stockholders'
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	equity / (deficit)

Balance, January 1, 2014	2,391,854	-	294,535	(385,231)	(90,696)
Related parties liabilities released (Note 3)	-	-	9,819	-	9,819
Issuance of common stock (Note 11)	1,586,000	-	3,205	-	3,205
Net income for the year ended December 31, 2014	-	-	-	80,348	80,348
Balance, December 31, 2014	3,977,854	-	307,559	(304,883)	2,676
Issuance of common stock (Note 11)	15,355,559	2	13,819	-	13,821
Issuance of convertible promissory notes (Note 3)	-	-	15,765	-	15,765
Gain on extinguishment of convertible promissory notes (Note 3)	-	-	(200)	-	(200)
Stock based compensation (Note 14)	189,000	-	178	-	178
Net loss for the year ended December 31, 2015	-	-	-	(8,956)	(8,956)
Balance, December 31, 2015	19,522,413	2	337,121	(313,839)	23,284
Issuance of common stock and warrants (Note 11)	13,785,000	1	22,146	-	22,147
Issuance of convertible promissory notes (Note 3)	-	-	9,400	-	9,400
Stock based compensation (Notes 1 & 14)	764,797	-	624	-	624
Net loss for the year ended December 31, 2016	-	-	-	(24,623)	(24,623)
Balance, December 31, 2016	34,072,210	3	369,291	(338,462)	30,832

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2016, 2015 and 2014
 (In thousands of US Dollars)

	2016	2015	2014
Cash flows from operating activities:
Net (loss) / income	(24,623)	(8,956)	80,348
Adjustments to reconcile net (loss) / income to net cash used in operating activities:
Depreciation	8,531	1,865	3
Amortization of deferred dry-docking costs	556	38	-
Amortization of deferred finance charges	265	72	-
Amortization of convertible promissory note beneficial conversion feature	1,163	334	-
Gain on extinguishment of convertible promissory notes	-	(200)	-
Stock based compensation	624	178	-
Loss on bad debt	-	30	38
Gain on restructuring	-	-	(85,563)
Changes in operating assets and liabilities:
Accounts receivable trade, net	(1,496)	(1,287)	1,188
Inventories	(1,069)	(2,980)	61
Other current assets	(432)	(353)	661
Deferred charges	(934)	(1,232)	-
Other non-current assets	(5)	-	-
Trade accounts and other payables	371	5,715	(1,884)
Due to related parties	-	(105)	875
Accrued liabilities	14	1,990	(10,380)
Deferred revenue	1,696	154	(205)
Net cash used in operating activities	(15,339)	(4,737)	(14,858)
Cash flows from investing activities:
Acquisition of vessels	(40,779)	(201,684)	-
Net proceeds from sale of vessels	-	-	105,959
Additions to office furniture & equipment	-	-	(64)
Net cash (used in) / provided by investing activities	(40,779)	(201,684)	105,895
Cash flows from financing activities:
Net proceeds from issuance of common stock and warrants	22,606	13,820	3,204
Proceeds from long term debt	32,000	179,047	-
Proceeds from convertible promissory notes	9,400	15,765	-
Proceeds from related party debt	12,800	-	-
Repayments of related party debt	(6,900)	-	-
Payments of financing costs	(584)	(930)	-
Repayments of long term debt	(650)	(600)	(94,443)
Repayments of convertible promissory notes	-	(200)	-
Restricted cash (retained)/released	(3,000)	(50)	-
Net cash provided by / (used in) financing activities	65,672	206,852	(91,239)
Net increase / (decrease) in cash and cash equivalents	9,554	431	(202)
Cash and cash equivalents at beginning of period	3,304	2,873	3,075
Cash and cash equivalents at end of period	12,858	3,304	2,873
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	7,973	855	10,557

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the "Company" or "Seanergy") was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Athens, Greece. The Company provides global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries.
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

On March 11, 2014, the Company closed on its delivery and settlement agreement with its then remaining lender for the sale of its then four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan facilities. The Company provided a corporate guarantee for these facilities. In exchange for the sale, approximately $145,597 of outstanding debt and accrued interest were discharged and the Company's guarantee was fully released.

For the year ended December 31, 2014, the Company recognized a gain from the sale of the four remaining vessels under the facility agreements with its then remaining lender of $85,563.
b.	Going Concern:

As of December 31, 2015, the Company reported a working capital deficit of $972 and its cash flow projections indicated that cash on hand and cash provided by operating activities might not be sufficient to cover the liquidity needs that became due in the twelve-month period ending December 31, 2016. Those conditions had raised substantial doubt about the entity's ability to continue as a going concern.

Principal conditions and events that would warrant consideration in the Company's evaluation of its ability to continue as a going concern are:

a)
Natixis loan facility payments of $7,000 due within one year after the date that the financial statements are issued or $28,000 due by September 29, 2017, as per the March 7, 2017 settlement agreement (Note 15).

b)	Scheduled debt repayments of approximately $12,200 due within one year after the date that the financial statements are issued, excluding the Natixis loan facility.
c)
Scheduled repayments of $3,500 due within one year after the date that the financial statements are issued under the convertible notes issued to Jelco Delta Holding Corp., or Jelco, a company affiliated with Caludia Restis, who is also the Company's principal shareholder.

d)
Agreement dated March 28, 2017 for the acquisition of a secondhand Capesize vessel, at a gross purchase price of $32,650 that is expected to be delivered  between May 25, 2017 and July 17, 2017 (Note 15).

e)
Estimated interest expense payments of approximately $19,800 due within one year after the date that the financial statements are issued under the Company's loan facilities and the convertible notes issued to Jelco.

f)	Restricted cash requirements and minimum liquidity requirements as per loan agreements.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Management evaluated the likelihood, magnitude and timing of these conditions and events in relation to its ability to meet its obligations. Other than the Natixis loan facility payments and the planned vessel acquisition, the remaining conditions and events which translate to relatively increased working capital requirements, can be covered by cash available and cash that is expected to be generated from operations, which management believes will be sufficient for this purpose. Furthermore, the Company believes that it is probable that it will successfully fully satisfy the Natixis settlement agreement by September 29, 2017, for the amount of $28,000. The Company also believes that it is probable that it will be successful in obtaining financing for the planned vessel acquisition for the amount of $32,650.
Management's plans, which have been fully implemented, to address these conditions and events are:

a)
On March 28, 2017, the Company entered into a $47,500 loan agreement with Jelco. Under the terms of this agreement, Jelco will make available this facility to the Company, to the extent that the Company is unable to secure third party financing to partially fund the Natixis settlement agreement and the balance purchase price of the vessel that the Company agreed to purchase on March 28, 2017 (Note 15).

b)
The Company has deferred the applicable limit reduction of $3,100 due in September 2017 to the note's maturity date in September 2020 under the convertible note issued to Jelco in September 2015 (Note 15).

c)	The Company has raised net proceeds of approximately $2,420 under its public at-the-market offering as of April 25, 2017 (Note 15).
d)	Subsequent to year end, the Company has entered into agreements with some of its senior lenders for the waiver and deferral of the application date of certain major financial covenants (Note 15).

Taking into consideration the mitigating effects of the Company's fully implemented plans and the Company's projections of cash to be provided by its operating activities for the period up to one year after the date that the financial statements are issued, the relevant conditions and events that raised substantial doubt were resolved and the substantial doubt about the Company's ability to continue as a going concern is alleviated.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

c.	Subsidiaries in Consolidation:

Seanergy's subsidiaries included in these consolidated financial statements as of December 31, 2016, are as follows:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp.(1) (3)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp.(1) (3)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co.(1)	Marshall Islands	Gloriuship	November 3, 2015	N/A
Sea Genius Shipping Co.(1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Leader Shipping Co.(1)	Marshall Islands	Leadership	March 19, 2015	N/A
Premier Marine Co.(1)	Marshall Islands	Premiership	September 11, 2015	N/A
Gladiator Shipping Co.(1)	Marshall Islands	Gladiatorship	September 29, 2015	N/A
Guardian Shipping Co.(1)	Marshall Islands	Guardianship	October 21, 2015	N/A
Champion Ocean Navigation Co.(1)	Liberia	Championship	December 7, 2015	N/A
Squire Ocean Navigation Co.(1)	Liberia	Squireship	November 10, 2015	N/A
Emperor Holding Ltd.(1)	Marshall Islands	N/A	N/A	N/A
Knight Ocean Navigation Co.(1)	Liberia	Knightship	December 13, 2016	N/A
Lord Ocean Navigation Co.(1)	Liberia	Lordship	November 30, 2016	N/A
Pembroke Chartering Services Limited (4)	Malta	N/A	N/A	N/A
Martinique International Corp.(1)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014
Harbour Business International Corp.(1)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014
Maritime Capital Shipping Limited (1)	Bermuda	N/A	N/A	N/A
Maritime Capital Shipping (HK) Limited (3)	Hong Kong	N/A	N/A	N/A
Maritime Glory Shipping Limited (2)	British Virgin Islands	Clipper Glory	May 21, 2010	December 4, 2012
Maritime Grace Shipping Limited (2)	British Virgin Islands	Clipper Grace	May 21, 2010	October 15, 2012
Atlantic Grace Shipping Limited (5)	British Virgin Islands	N/A	N/A	N/A

(1) Subsidiaries wholly owned
(2) Vessel owning subsidiaries owned by Maritime Capital Shipping Limited (or "MCS")
(3) Management company
(4) Chartering services company
(5) Dormant company

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(e)	Cash and Cash Equivalents

Seanergy considers time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(f)	Restricted Cash

Restricted cash is excluded from cash and cash equivalents. Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company's borrowing arrangements or in relation to bank guarantees issued on behalf of the Company, which are legally restricted as to withdrawal or use. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

(g)	Accounts Receivable Trade, Net

Accounts receivable trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2016 and 2015 amounted to $43 and $43, respectively.

(h)	Inventories

Inventories consist of lubricants and bunkers which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

(i)	Insurance Claims

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

(j)	Vessels

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
and warrants data, unless otherwise stated)

(k)	Vessel Depreciation

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

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment for its vessels.

The Company determines undiscounted projected operating cash flows, for each vessel and compares it to the vessel's carrying value. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and its eventual disposition are less than its carrying amount, the Company impairs the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the peak years 2007-2008, available for each type of vessel) adjusted for commissions, expected off hires due to scheduled vessels' maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled vessels' maintenance.

The Company's assessment concluded that no impairment loss should be recorded as of December 31, 2016.

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
and warrants data, unless otherwise stated)

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

Deferred revenue represents cash received prior to the balance sheet date and is related to revenue applicable to periods after such date.

Charterers individually accounting for more than 10% of revenues during the years ended December 31, 2016, 2015 and 2014 were:

Customer	2016	2015	2014
A	18%	-	-
B	12%	15%	-
C		47%	-
D	-	12%	-
E	-	10%	-
F	-	-	59%
G	-	-	29%
Total	30%	84%	88%

(p)	Commissions

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
and warrants data, unless otherwise stated)

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
Maritime Capital Shipping (HK) Limited, the Company's management office in Hong Kong, is subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the year. The estimated profits tax for the year ended December 31, 2016 is $NIL.
Seanergy Management Corp. ("Seanergy Management"), the Company's management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros. The contribution to be paid in 2017 by Seanergy Management for 2016 is estimated at $42.
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
and warrants data, unless otherwise stated)

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
The Company and each of its subsidiaries did not qualify for this statutory tax exemption for the 2016 taxable year, as the Company did not meet the 50% Ownership Test requirement for 2016, whereas it did qualify for this exemption the prior two years.
The Company estimates that since no more than the 50% of its shipping income will be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. Based on its U.S. source Shipping Income for 2016, 2015 and 2014, the Company is subject to U.S. federal income tax of approximately $34, $NIL and $NIL.
(u)	Stock-based Compensation

Stock-based compensation represents vested and non-vested common stock granted to directors and employees for their services as well as to non-employees. For common stock granted to directors and employees, the Company calculates stock-based compensation expense for the award based on its fair value on the grant date and recognizes it on an accelerated basis over the vesting period. For common stock granted to non-employees, the Company calculates stock-based compensation expense for the award based on its fair value at each financial reporting date and recognizes the aggregate fair value on the measurement date (i.e., the vesting date).
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
and warrants data, unless otherwise stated)

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Recent Accounting Pronouncements
The Financial Accounting Standards Board ("FASB") issued the following amendments which clarifies the guidance in ASU No. 2014-09 and has the same effective date as the original standard: ASU No. 2016-20 Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers; ASU No. 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients and ASU No. 2016-11 Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting issued in May 2016; ASU No. 2016-10 Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing issued in April 2016; and ASU No. 2016-08 Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net) issued in March 2016. On August 12, 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which amends ASU No. 2014-09 (issued by the FASB on May 28, 2014 and which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). The Company will adopt the standard in the first quarter of 2018 and preliminarily expects to use the modified retrospective method. Currently, the Company is in the process of evaluating the impact of the standard and of reviewing historical contracts to quantify the impact that the adoption of the standard will have on specific performance obligations.
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern, which provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. ASU 2014-15 is effective for annual reporting periods ending after December 15, 2016 and for annual and interim reporting periods thereafter. The Company has adopted the provisions of ASU 2014-15, which did not impact its results of operations, financial position or cash flows (Note 1).
In July 2015, the FASB issued ASU No. 2015-11, Inventory.  ASU 2015-11 is part of FASB Simplification Initiative. Current guidance requires an entity to measure inventory at the lower of cost or market. Market could be the replacement cost, net realizable value or net realizable value less an approximately normal profit margin. Under this Update, the entities will be required to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendments under the Update more closely align measurement of inventory in US GAAP with the measurement of inventory in IFRS.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments of this Update should be applied prospectively with early application permitted. The Company does not expect the adoption of this ASU to have a material impact on Company's results of operations, financial position or cash flows.
On January 1, 2016, the Company adopted Accounting Standards Update ("ASU") No. 2015-02 Consolidation (Topic 810): Amendments to the Consolidation Analysis effective for the fiscal year ending December 31, 2016 and interim periods within this fiscal year. The adoption of this guidance had no impact on the Company's results of operations, cash flows and net assets for any period.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On January 1, 2016, the Company adopted ASU No. 2015-15 Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements—Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting (SEC Update) effective for the fiscal year ending December 31, 2016 and  interim periods within this fiscal year. The adoption of this guidance had no impact on the Company's results of operations, cash flows and net assets for any period.
In March 2016, the FASB issued ASU No. 2016-09, Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting which is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. This standard is effective for public entities with annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period.  The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.
In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments affect entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade  receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and  any other financial assets not excluded from the scope that have the contractual right to receive cash. This standard is effective for public business entities that are U.S. Securities and Exchange Commission ("SEC") filers, with reporting periods beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2018. The Company is currently evaluating the impact, if any, of the adoption of this new standard.
In August 2016, the FASB issued ASU No. 2016-15 Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.
In November 2016, the FASB issued ASU No. 2016-18 Statement of Cash Flows (Topic 230) – Restricted Cash which addresses the presentation of changes in restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.
In January 2017, the FASB issued ASU No. 2017-01 Business Combinations (Topic 805): Clarifying the Definition of a Business which changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

3.	Transactions with Related Parties:

a.	Convertible Promissory Notes:

On March 12, 2015 ("commitment date"), the Company issued an unsecured convertible promissory note of $4,000 to Jelco for general corporate purposes. The convertible note is repayable in ten consecutive semi-annual installments of $200, along with a balloon installment of $2,000 payable on the final maturity date, March 19, 2020. The note bears interest of Libor plus a margin with quarterly interest payments. At Jelco's option, the outstanding principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 per share. The Company has the right to defer up to three consecutive installments to the final maturity date.
The Company accounted for the issuance of the convertible promissory note in accordance with the beneficial conversion features ("BCF") guidance of ASC 470-20. The intrinsic value of the BCF was determined as the number of shares converted from the convertible note times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument. As of December 31, 2015, the Company had paid the first installment, with the entire payment recorded as a reduction to Additional paid-in capital. As of December 31, 2016, the Company has deferred the installments due for payment on March 19, 2016 and September 19, 2016 to the final maturity date. The gain or loss on the extinguishment of the convertible debt instrument is the difference between the carrying amount and the consideration allocated to the debt instrument. The partial extinguishment of debt as a result of the payment is shown as a gain on extinguishment and is included under interest and finance costs – related party.
The debt movement is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2014	-	-	-	-
Additions	4,000	(4,000)	-	-
Amortization (Note 12)	-	-	303	303
Partial extinguishment of debt	-	-	(200)	(200)
Balance, December 31, 2015	4,000	(4,000)	103	103
Amortization (Note 12)	-	-	322	322
Balance, December 31, 2016	4,000	(4,000)	425	425

The equity movement is presented below:

Additional paid-in capital
Balance, December 31, 2014	-
Intrinsic value of BCF	4,000
Consideration allocated to repurchase BCF	(200)
Balance, December 31, 2015	3,800
Balance, December 31, 2016	3,800

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On September 7, 2015 ("commitment date"), the Company issued an unsecured revolving convertible promissory note of up to $6,765 (the "Applicable Limit") to Jelco for general corporate purposes. The revolving convertible promissory note has a tenor of up to five years after the first drawdown and the Applicable Limit will be reduced by $1,000 each year after the second year following the first drawdown. The note bears interest of Libor plus a margin with quarterly interest payments. At Jelco's option, the Company's obligation to repay the principal amount under the revolving convertible note may be paid in common shares at a conversion price of $0.90 (as adjusted for the reverse stock split discussed in Note 1 above according to the terms of the convertible note) per share. The unsecured revolving convertible promissory note has been amended seven times, increasing the maximum principal amount available to be drawn to $21,165, while also increasing the amount by which the Applicable Limit will be reduced to $3,100. The Company has drawn down the entire $21,165 as of December 31, 2016.

The Company accounted for the issuance of the revolving convertible promissory note in accordance with the BCF guidance of ASC 470-20. The intrinsic value of the BCF was determined as the number of shares converted from the convertible note times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument.

The debt movement is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2014	-	-	-	-
Additions	11,765	(11,765)	-	-
Amortization (Note 12)	-	-	31	31
Balance, December 31, 2015	11,765	(11,765)	31	31
Additions	9,400	(9,400)	-	-
Amortization (Note 12)	-	-	841	841
Balance, December 31, 2016	21,165	(21,165)	872	872

The equity movement is presented below:

Additional paid-in capital
Balance, December 31, 2014	-
Intrinsic value of BCF	11,765
Balance, December 31, 2015	11,765
Intrinsic value of BCF	9,400
Balance, December 31, 2016	21,165

b.	Loan Agreement:

On October 4, 2016, the Company entered into a $4,150 loan facility with Jelco to finance the initial deposits for the vessels M/V Lordship and the M/V Knightship. On November 17, 2016 and November 28, 2016, the Company entered into amendments to this facility, which, among other things, increased the aggregate amount that may be borrowed under the facility to up to $12,800 (to partially finance the remaining payment for the M/V Lordship and the M/V Knightship) and extended the maturity date to the earlier of (i) February 28, 2018 and (ii) the date falling 14 months from the final drawdown date. The maturity date may be extended, at the Company's option, to the earlier of (i) February 28, 2019 and (ii) the date falling 26 months from the final drawdown date. The facility bears interest at

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

LIBOR plus a margin and is repayable in one bullet payment together with accrued interest thereon to the maturity date. The margin may be decreased by 2% upon a $5,000 prepayment by the Company or increased by 1.5% if the maturity date is extended in accordance with the terms of the facility. The facility further provides that the Company is required to prepay Jelco (i) in the event of a public offering by the Company of Seanergy Maritime Holdings Corp's securities, an amount equal to 25 percent of the net offering proceeds and (ii) $1,900 upon the delivery of the M/V Knightship. Seanergy Maritime Holdings Corp. is the borrower under this facility. The facility is secured by second priority mortgages and general assignments covering earnings, insurances and requisition compensation on the M/V Lordship and the M/V Knightship, and the vessel owning subsidiaries that own the M/V Lordship and the M/V Knightship have provided a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under this facility. On December 14, 2016, following the delivery of M/V Knightship on December 13, 2016, the company prepaid Jelco $1,900 in accordance with the facility provisions. Additionally, on December 14, 2016, following the completion of the Company's public offering of 10,000,000 of its common shares on December 13, 2016 (Note 11), the company prepaid Jelco $5,000 in accordance with the facility provisions. The $5,000 comprised of (i) $3,430 mandatory prepayment as per the 25 percent of the then estimated net offering proceeds provision described above and (ii) $1,570 voluntary prepayment. As a result of the $5,000 prepayment, the margin was reduced by 2% to 7%. The balance sheet amount is shown net of deferred financing costs.
On March 28, 2017, the Company entered into a secured loan agreement with Jelco, or the Jelco Backstop Facility, for an amount of up to $47,500 (Note 15).

c.	Release from Related Parties Liabilities:

On March 5, 2014, the Company entered into an agreement with Enterprises Shipping and Trading SA ("EST") and Safbulk Pty Ltd ("Safbulk Pty"), both affiliates, in exchange of a full and complete release of all their claims upon the completion of the delivery of the then last four remaining vessels and settlement agreement with its then remaining lender.  The transaction was completed successfully on March 11, 2014 and total liabilities amounting to approximately $9,819 were released and recorded in additional paid-in capital.

d.	Technical Management Agreement:

A management agreement had been signed between the Company and EST for the provision of technical management services relating to certain vessels previously owned by Seanergy. The fixed daily fee per vessel for the year ended December 31, 2014 was $0.45. The technical management agreement was automatically terminated with the sale of Seanergy's fleet in March 2014 and EST has released the Company from all its claims relating thereto. The related expense for the years ended December 31, 2016, 2015 and 2014, amounted to $NIL, $NIL and $122, respectively, and is included under management fees - related party.

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
The fees charged by Safbulk amounted to $NIL, $NIL and $24 for the years ended December 31, 2016, 2015 and 2014, respectively, and are separately reflected as voyage expenses — related party.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

f.	Property Lease Agreement:

Until March 15, 2015, the Company's executive offices were at premises leased from Waterfront S.A., a company affiliated with a member of the Restis family. On March 16, 2015, the Company relocated its executive offices to premises owned by an unaffiliated third party.
The rent charged by Waterfront S.A. for the years ended December 31, 2016, 2015 and 2014, amounted to $NIL, $70 and $309, respectively, and is included under general and administration expenses - related party.

4.	Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2016	December 31, 2015
Lubricants	553	739
Bunkers	3,496	2,241
Total	4,049	2,980

5.	Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2016	December 31, 2015

Prepaid expenses	684	476
Insurance claims	-	14
Other	405	167
Total	1,089	657

6.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Cost:	December 31, 2016	December 31, 2015
Beginning balance	201,684	-
- Additions	40,778	201,684
Ending balance	242,462	201,684

Accumulated depreciation:
Beginning balance	(1,844)	-
- Additions	(8,509)	(1,844)
Ending balance	(10,353)	(1,844)

Net book value	232,109	199,840

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

All vessels are mortgaged to secured loans (Notes 3 and 7).
On September 26, 2016, the Company entered into separate agreements with an unaffiliated third party for the purchase of two second hand Capesize vessels for a gross purchase price of $20,750 per vessel. On November 30, 2016, the Company acquired the first of the two vessels, the 2010 Capesize, 178,838 DWT vessel M/V Lordship. The vessel is being chartered by Oldendorff Carriers GMBH & CiE under her previous ownership for a period of 11 to 13 months at an index-linked rate plus 6% and is expected to be redelivered to the Company between May 2017 and July 2017. On December 13, 2016, the Company acquired the second of the two vessels, the 2010 Capesize, 178,978 DWT vessel M/V Knightship. The vessels were financed through the loan facility with Northern Shipping Fund III LP, or NSF (Note 7), through the loan facility with Jelco (Note 3) and by cash on hand.
7.	Long-Term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2016	December 31, 2015
Secured loan facilities	210,130	178,447
Less: Deferred financing costs	(1,332)	(942)
Total	208,798	177,505
Less - current portion	(10,301)	(718)
Long-term portion	198,497	176,787

Secured credit facilities
On March 6, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $8,750. The loan was used to partially finance the acquisition of the M/V Leadership. On March 17, 2015, the Company drew down the $8,750. The loan bears interest of Libor plus a margin of 3.75% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel. The facility places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy's net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy's consolidated installment and debt interest payments for the following eighteen-month period. The Company has paid the first seven installments as of December 31, 2016. On December 23, 2015, the Company amended the loan agreement with Alpha Bank A.E. in order to amend certain of financial definitions. On July 28, 2016, the Company further amended the loan agreement with Alpha Bank A.E. in order to defer part of the next four installments to the final maturity date. The outstanding loan balance as of December 31, 2016 is repayable in consecutive quarterly installments, the first two installments being $100 each and the next eleven quarterly installments being $250 each, along with a balloon installment of $4,550 payable on the final maturity date, March 17, 2020.
On September 1, 2015, the Company entered into a loan agreement with HSH Nordbank AG, for a secured loan facility in an amount of $44,430. The loan was used to pay for the acquisition of the vessels M/V Geniuship and M/V Gloriuship. The loan was available in two advances, each advance comprised of two tranches. On October 13, 2015, the Company drew the first advance of $27,597 in order to finance the acquisition of the M/V Geniuship. On November 3, 2015, the Company drew the second advance of $16,833 in order to finance the acquisition of the M/V Gloriuship. The loan is repayable in twelve consecutive quarterly installments commencing on September 30, 2017, the first three installments being approximately $1,049 each, the fourth installment being approximately $4,050, the next eight installments being approximately $1,049 each, along with a balloon installment of $28,837 payable on the final maturity date, June 30, 2020. The loan bears interest of Libor plus margins between 3.25% and 3.6% with quarterly interest payments. The loan facility is secured by a first priority mortgage over the two vessels. On May 16, 2016, the Company entered into a supplemental letter to the senior secured loan facility with HSH Nordbank AG. Effective as of March 1, 2016, the supplemental letter has deferred certain prepayments to June 30, 2018.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On September 11, 2015, the Company entered into a facility agreement with UniCredit Bank AG, for a secured loan facility in an amount of $52,705. The loan was made available in three tranches to partially finance the acquisition of the vessels M/V Premiership, M/V Gladiatorship and M/V Guardianship. On September 11, 2015, the Company drew the first tranche of $25,420 in order to partly finance the acquisition of the M/V Premiership. On September 29, 2015, the Company drew the second tranche of $13,643 in order to partly finance the acquisition of the M/V Gladiatorship. On October 21, 2015, the Company drew the third tranche of $13,642 in order to partly finance the acquisition of the M/V Guardianship. The loan is repayable in fifteen consecutive quarterly installments being $1,552 each, commencing on June 26, 2017, along with a balloon installment of $29,425 payable on the final maturity date, December 28, 2020. The loan bears interest of Libor plus a margin of 3.20% if the value to loan ratio is lower than 125%, 3.00% if the value to loan ratio is between 125% and 166.67% and 2.75% if the value to loan is higher than 166.67% with quarterly interest payments. The loan bore a commitment fee of 1.00% calculated on the balance of the undrawn loan amount and amounted to $22. The loan is secured by a first priority mortgage over the three vessels. On June 3, 2016, the Company entered into a supplemental letter in order to split the margin into a cash portion and a capitalized portion. The capitalized portion of the margin will be repaid in full by June 30, 2017. The capitalized amount as of December 31, 2016 amounted to $333. In addition, the application of certain covenants is deferred to at least June 30, 2017. On July 29, 2016, the Company further entered into a supplemental letter pursuant to which effective as of December 11, 2015, the requirement for Seanergy Maritime Holdings Corp., as guarantor, to maintain liquidity in a specified amount is delayed until July 1, 2017.
On November 4, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $33,750. The loan was used to partially finance the acquisition of the M/V Squireship. On November 10, 2015, the Company drew down the $33,750. The loan is repayable in sixteen consecutive quarterly installments being approximately $844 each, commencing on February 12, 2018, along with a balloon installment of $20,250 payable on the final maturity date, November 10, 2021. The loan bears interest of Libor plus a margin of 3.50% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel. The facility places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy's net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy's consolidated installment and debt interest payments for the following eighteen-month period. On July 28, 2016, the Company further amended the loan agreement in order to defer certain liquidity covenants to July 1, 2017 and to also waive any event of non-compliance with such covenant that occurred post December 31, 2015.
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
The borrowers under each of the above five facilities are the applicable vessel owning subsidiaries, and all of the above five facilities are guaranteed by Seanergy Maritime Holdings Corp.
On November 28, 2016, the Company entered into a $32,000 secured term loan facility with NSF to partly finance the acquisition of the two second hand Capesize vessels M/V Lordship and M/V Knightship (Note 6). The facility bears interest at 11% per annum, which is payable quarterly, and the principal is repayable in four consecutive quarterly installments of $900 each, commencing on March 31, 2019 and a final payment of $28,400 due on December 31, 2019 (initial termination date). The facility may be extended twice so that the final termination date shall never extend beyond the date falling on the fifth anniversary of the final drawdown date. The option to extend the facility for up to another two years from the initial termination date is subject to an extension fee of 1.75% per extended year of each relevant loan outstanding amount. The borrowers must maintain restricted deposits of $1,500, each, as prepaid interest to be applied equally against the first eight quarterly interest payments of the facility. As of December 13, 2016, the Company had drawn down the entire $32,000. The borrowers under the NSF facility are the applicable vessel owning subsidiaries.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The annual principal payments required to be made after December 31, 2016 are as follows:

Year ended December 31,	Amount
2017	10,743
2018	21,721
2019	50,721
2020	78,683
2021	48,262
Total	210,130

8.	Trade Accounts and Other Payables:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2016	December 31, 2015
Creditors	6,146	5,710
Insurances	23	162
Other	181	107
Total	6,350	5,979

9.	Financial Instruments:

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

Fair Value of Financial Instruments
The fair values of the financial instruments shown in the consolidated balance sheets as of December 31, 2016 and 2015, represent management's best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt: The carrying value of long-term debt with variable interest rates approximates the fair market value as the long-term debt bears interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt are similar to those that could be procured as of December 31, 2016, and the carrying value approximates the fair market value. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy which includes observable inputs other than quoted prices included in Level 1.

10.	Commitments and Contingencies:

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
11.	Capital Structure:

(a)  Common Stock
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
and warrants data, unless otherwise stated)

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
The purchasers of all above issued shares have received customary registration rights.
On January 8, 2016, the Company effected a one-for-five reverse stock split of the Company's issued common stock (Note 1). The reverse stock split ratio and the implementation and timing of the reverse stock split were determined by the Company's Board of Directors. The reverse stock split did not change the authorized number of shares or par value of the Company's common stock or preferred stock, but did effect a proportionate adjustment to the number of shares of common stock issuable upon the vesting of restricted stock awards, and the number of shares of common stock eligible for issuance under the Plan. All applicable outstanding equity awards discussed below have been adjusted retroactively for the one-for-five reverse stock split.
On August 5, 2016, the Company entered into a securities purchase agreement with an unaffiliated third party, which is an institutional investor, under which the Company sold 1,180,000 of its common shares in a registered direct offering at a price of $4.15 per share. On August 10, 2016, the Company completed the registered direct offering for net proceeds of approximately $4,080. The net proceeds of this offering were used for general corporate purposes.
On November 18, 2016, the Company entered into a securities purchase agreement with unaffiliated third parties, which are institutional investors, under which the Company sold 1,305,000 of its common shares in a registered direct offering at a price of $2.75 per share. On November 23, 2016, the Company completed the registered direct offering for net proceeds of approximately $3,210, which proceeds were used for general corporate purposes, including funding of vessel acquisitions.
On December 13, 2016, the Company completed its public offering of 10,000,000 of its common shares and 10,000,000 class A warrants to purchase an aggregate of 10,000,000 common shares of the Company, at a combined price of $1.50 per share and class A warrant. The offering was in connection with the Company's form F-1 filed with the SEC on October 28, 2016, which was further amended on November 29, 2016, December 5, 2016, December 6, 2016 and December 8, 2016. The net proceeds were approximately $13,081, which proceeds were used to prepay $6,900 of the Jelco loan facility (Note 3b) and will be used for general corporate purposes, including funding of vessel acquisitions.
On December 21, 2016, the Company completed the sale of an additional 1,300,000 of its common shares and 1,500,000 class A warrants to purchase 1,500,000 common shares of the Company, at a price of $1.49 per share and $0.01 per class A warrant, respectively, pursuant to the exercise of the over-allotment option granted to the underwriters in the Company's public offering that closed on December 13, 2016. The net proceeds were approximately $1,775, which proceeds will be used for general corporate purposes, including funding of vessel acquisitions.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(b)  Warrants
On December 13, 2016, in connection with the public offering of December 13, 2016, the Company granted 10,000,000 class A warrants with an exercise price of $2.00 each. In connection with the offering, the Company also issued the representative of the underwriters a warrant ("Warrant I)" to purchase 500,000 of its common shares ("Warrant Shares"). The purchase price of one Warrant Share, which will be received by the Company, is equal to $1.875. Exercise of the purchase rights represented by Warrant I may be made, in whole or in part. The class A warrants were approved for listing on the Nasdaq Capital Market and trade under the ticker symbol "SHIPW" beginning on December 8, 2016. The class A warrants are immediately exercisable and expire on December 13, 2021. The Warrant I is exercisable beginning June 6, 2017 and expires on December 7, 2019. If and only if an effective registration statement covering the issuance of the common shares under the class A warrants is not available, the class A warrants may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the class A warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to class A warrant agreement. Similarly, if and only if an effective registration statement covering the issuance of the common shares under Warrant I is not available, the Warrant I may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the representative's warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to representative's warrant agreement. The Company may call the class A warrants for cancellation upon ten trading days prior written notice commencing thirteen months after issuance, subject to certain conditions, including the volume weighted average price of the Company's common shares exceeding $7.00 for a period of ten consecutive trading days.
On December 21, 2016, in connection with the exercise of the over-allotment option granted to the underwriters in the public offering of December 13, 2016, the Company granted an additional 1,500,000 class A warrants at a price of $0.01 per class A warrant with an exercise price of $2.00 each. In connection with the offering, the Company also issued the representative of the underwriters a warrant ("Warrant II)" to purchase 65,000 of its common shares ("Warrant Shares"). The purchase price of one Warrant Share, which will be received by the Company, is equal to $1.875. Exercise of the purchase rights represented by Warrant II may be made, in whole or in part. The class A warrants are immediately exercisable and expire on December 13, 2021. If and only if an effective registration statement covering the issuance of the common shares under the class A warrants is not available, the class A warrants may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the class A warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to class A warrant agreement. Similarly, if and only if an effective registration statement covering the issuance of the common shares under Warrant I is not available, the Warrant I may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the representative's warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to representative's warrant agreement. The Warrant II is exercisable beginning June 6, 2017 and expires on December 7, 2019.
No expenses were recorded in connection with these warrants which were classified in equity.
As of December 31, 2016, the Company had outstanding warrants, including both the class A warrants and Warrant I and Warrant II issued to the representative of the underwriters, exercisable to purchase an aggregate of 12,065,000 shares of Seanergy's common shares.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

12.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	Year ended December 31,
	2016	2015	2014
Interest on long-term debt	6,943	1,353	811
Interest on revolving credit facility	-	-	396
Amortization of debt issuance costs	265	72	-
Arrangement fees on undrawn facilities	-	-	246
Other	27	35	10
Total	7,235	1,460	1,463

Interest and finance costs-related party are analyzed as follows:

	Year ended December 31,
	2016	2015	2014
Interest on long-term debt - related party	155	-	-
Convertible notes interest expense	1,298	265	-
Convertible notes amortization of debt discount	1,163	334	-
Gain on extinguishment of convertible notes	-	(200)	-
Total	2,616	399	-

13.	Earnings (Losses) per Share:

The calculation of net earnings per common share is summarized below:

	For the years ended December 31,
	2016	2015	2014
Basic:
Net (loss) / income	(24,623)	(8,956)	80,348

Weighted average common shares outstanding – basic	20,553,007	10,773,404	2,672,945
Net (loss) / income per common share – basic	$(1.20)	$(0.83)	$30.06

Diluted:
Net (loss) / income	(24,623)	(8,956)	80,348

Weighted average common shares outstanding – basic	20,553,007	10,773,404	2,672,945
Non-vested equity incentive shares	-	-	5
Weighted average common shares outstanding – diluted	20,553,007	10,773,404	2,672,950

Net (loss) / income per common share – diluted	$(1.20)	$(0.83)	$30.06

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

As of December 31, 2016, 2015 and 2014, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, as mentioned above are:

	2016	2015	2014
Non-vested equity incentive plan shares (Note 14)	652,700	152,000	-
Convertible promissory note shares (Note 3)	27,738,890	17,294,444	-
Public shares under warrants (Note 11)	12,065,000	-	-
Private shares under warrants	-	-	15,185
Total	40,456,590	17,446,444	15,185

14.          Equity Incentive Plan:

On December 15, 2016, the Compensation Committee granted an aggregate of 772,800 restricted shares of common shares, pursuant to the 2011 Equity Incentive Plan. Of the total 772,800 shares, 274,800 shares were granted to Seanergy's board of directors, 448,000 shares were granted to certain of Seanergy's other employees and 50,000 shares were granted to the sole director of the Company's commercial manager, a non-employee. As of December 31, 2016, 45,534 shares remained reserved for issuance under the Company's Equity Incentive Plan.

Restricted shares during 2016, 2015 and 2014 is analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2013	219	$66.40
Granted	-	-
Vested	(219)	66.40
Outstanding at December 31, 2014	-	$-
Granted	189,000	3.70
Vested	(37,000)	3.70
Outstanding at December 31, 2015	152,000	$3.70
Granted	772,800	1.30
Vested	(264,100)	1.69
Forfeited	(8,000)	3.70
Outstanding at December 31, 2016	652,700	$1.67

The fair value of the restricted shares has been determined with reference to the closing price of the Company's common share on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of income/(loss) over the respective vesting periods. The related expense for shares granted to Seanergy's board of directors and certain of its employees for the years ended December 31, 2016, 2015 and 2014, amounted to $604, $178 and $NIL, respectively, and is included under general and administration expenses. The unrecognized cost for the non-vested shares granted to Seanergy's board of directors and certain of its employees as of December 31, 2016 and 2015 amounted to $833 and $521, respectively. The related expense for shares granted to non-employees for the years ended December 31, 2016, 2015 and 2014, amounted to $20, $NIL and $NIL, respectively, and is included under direct voyage expenses. At December 31, 2016, the weighted-average period over which the total compensation cost related to non-vested awards granted to Seanergy's board of directors and its other employees not yet recognized is expected to be recognized is 2.54 years.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

15.          Subsequent Events:

The Company has evaluated subsequent events that occurred after the balance sheet date but before the issuance of these consolidated financial statements and, where it was deemed necessary, appropriate disclosures have been made.
a)
On February 3, 2017, the Company entered into an Equity Distribution Agreement with Maxim Group LLC, or "Maxim", as sales agent, under which the Company may offer and sell, from time to time through Maxim up to $20,000 of its common shares. The Company will determine, at its sole discretion, the timing and number of shares to be sold pursuant to the Equity Distribution Agreement along with any minimum price below which sales may not be made.  Maxim will make any sales pursuant to the Equity Distribution Agreement using its commercially reasonable efforts consistent with its normal trading and sales practices. Sales of common shares, if any, may be made by means of ordinary brokers' transactions on the Nasdaq Capital Market, in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made to or through a market maker other than on an exchange, at prices related to the prevailing market prices or at negotiated prices. As of April 25, 2017, the Company has sold 2,642,036 of its common shares for aggregate net proceeds of $2,420 in connection with this public at-the-market offering. Maxim has received aggregate compensation for such sales of $83.

b)
On March 7, 2017, the Company and one of its vessel-owning subsidiaries entered into a supplemental and a settlement agreement with Natixis to the secured term loan facility dated December 2, 2015.  Under the terms of the supplemental agreement the secured term loan will now be repayable in four installments: $2,000 due April 28, 2017, $2,000 due June 30, 2017, $3,000 due September 29, 2017, and $32,412 due May 2, 2018.  In addition, the supplemental agreement waives the application of the minimum required security cover requirement and all the financial covenant requirements under the secured term loan facility until the termination date of the loan, which is May 2, 2018. Under the terms of the settlement agreement, the Company has an option, until September 29, 2017, to satisfy the full amount of the facility by making a prepayment of $28,000, which includes any payments made in connection with the first three installment payments.  Upon such prepayment, the facility will be deemed satisfied in full.

c)	Subsequent to year end the Company has entered into agreements with some of its senior lenders for the waiver and deferral of the application date of certain major financial covenants, as follows:

•
The Company reached an agreement with Alpha Bank A.E. with respect to the loan facility dated November 4, 2015, to defer from January 1, 2018, to April 1, 2018, of the security requirement that the market value of M/V Squireship plus any additional security to the total facility outstanding shall not be less than 125%.

•
The Company reached an agreement with HSH Nordbank AG with respect to the loan facility dated September 1, 2015, and related guarantee to (i) defer from October 1, 2017, to May 1, 2018, the security coverage requirement that the market value of M/V Geniuship and M/V Gloriuship plus any additional security to total facility outstanding and any Swap Exposure, as defined in the loan facility) not be less than 120%, (ii) defer from December 31, 2017, to June 30, 2018, the requirement that the Company, on a consolidated basis, maintains a percentage ratio of total liabilities (excluding any shareholders' convertible notes) to total assets (less any activated goodwill) that does not exceed 75% and (iii) defer from the quarter ending December 31, 2017, to the quarter ended June 30, 2018, of the requirement that the Company maintains a ratio of earnings before interest, taxes, depreciation and amortization ("EBITDA"), excluding any gains and losses on the disposal of subsidiaries or vessels and impairments on goodwill and vessels, to interest payments that is not less than 2:1.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

•
The Company reached an agreement with UniCredit Bank AG with respect to the loan facility dated September 11, 2015, to (i) defer from June 30, 2017, to May 1, 2018, the security coverage requirement that the market value of M/V Premiership, M/V Gladiatorship and M/V Guardianship plus any additional security to total facility outstanding and the cost, if any, of terminating any transactions entered into under the Hedging Agreement (as defined in the loan facility) shall not be less than 120%, (ii) defer from September 30, 2017, to June 30, 2018, the requirement that the Company maintain a leverage ratio (as defined in the loan facility) that does not exceed 75%, and (iii) defer from September 30, 2017, to June 30, 2018, the requirement that the Company maintain a ratio of EBITDA to net interest expense (as defined in the loan facility) that is not less than 2:1.

d)
On March 22, 2017, the Company extended the M/V Lordship's present time charter contract with Oldendorff Carriers GMBH & CiE for a period of about eighteen to twenty-two months at an index-linked rate based on 5 T/C route Baltic Capesize Index. The new charter period is expected to commence in May 2017.

e)
On March 17, 2017, the Company deferred a $200 installment due under the convertible note issued to Jelco on March 2015 to the final maturity date. This was the third such installment that was deferred to the final maturity date under this Jelco note.

f)
On March 28, 2017, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, at a gross purchase price of $32,650. The vessel is expected to be delivered  between May 25, 2017 and July 17, 2017. A deposit of $3,265 was paid by cash in hand on March 30, 2017.

g)
On March 28, 2017, the Company entered into a $47,500 secured loan agreement with Jelco.  Under the terms of this agreement, Jelco will make available this facility to the Company, in the event that the Company is not able to secure third party financing to partially fund the Natixis settlement agreement, as well as the balance purchase price of the 2012-built vessel that the Company agreed to purchase on March 28, 2017. Specifically, Jelco will make available an advance of up to $18,000 to partly refinance the Natixis settlement agreement and an advance of up to $29,500 to partly finance the new vessel acquisition. Each advance will be available up to the earlier of (i) May 2, 2018 and (ii) the date on which each advance is fully borrowed, cancelled or terminated. However, advances are subject to the satisfaction of certain customary conditions precedent as well as obtaining an independent third party fairness opinion for resetting the conversion price to be included in an amendment to the convertible promissory note dated September 7, 2015, issued by the Company to Jelco, and such conversion price to be amended to the lower of (i) the conversion price as defined in the note and (ii) a price determined by an independent third party that is determined to be fair to all the Company's shareholders. The facility bears interest at 3-month LIBOR plus a 7% margin. The loan is payable in one bullet payment and the repayment date is fourteen months from the final drawdown date. The facility will be secured by a first preferred mortgage of the M/V Championship and the new vessel that the Company agreed to acquire and a general assignment to cover earnings, insurances, charter parties and requisition compensation and technical and commercial managers' undertakings. The vessel owning subsidiaries that own the M/V Championship and the new vessel that the Company has agreed to acquire will provide a guarantee to Jelco for Seanergy's obligations under the facility.

h)
On March 28, 2017, the Company entered into the eighth amendment to the convertible note issued to Jelco in September 2015. According to the amendment, the applicable limit reduction of $3,100 due in September 2017 has been deferred to the note's maturity date in September 2020.

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Balance Sheets
December 31, 2016 and 2015
(In thousands of US Dollars, except for share and per share data)

	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	8,809	2,078
Restricted cash	50	50
Other current assets	-	24
Total current assets	8,859	2,152

Non-current assets:
Investments in subsidiaries*	29,998	21,613
Total non-current assets	29,998	21,613

TOTAL ASSETS	38,857	23,765

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of convertible promissory notes	200	103
Trade accounts and other payables	167	171
Accrued liabilities	683	176
Total current liabilities	1,050	450

Non-current liabilities:
Due to related parties, noncurrent	5,878	-
Long-term portion of convertible promissory notes	1,097	31
Total liabilities	8,025	481

Commitments and contingencies	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2016 and 2015; 34,072,210 and 19,522,413 shares issued and outstanding as at December 31, 2016 and 2015, respectively	3	2
Additional paid-in capital	369,291	337,121
Accumulated deficit	(338,462)	(313,839)
Total Stockholders' equity	30,832	23,284
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	38,857	23,765

* Eliminated in consolidation

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
 Statements of Income / (Loss)
For the years ended December 31, 2016, 2015 and 2014
(In thousands of US Dollars, except for share and per share data)

	2016	2015	2014
Expenses:
General and administration expenses	(2,115)	(1,256)	(1,123)
Operating loss	(2,115)	(1,256)	(1,123)

Other (expenses) / income, net:
Interest and finance cost – related party	(2,621)	(399)	-
Other, net	(18)	(9)	8
Total other (expenses) / income, net	(2,639)	(408)	8

Equity in (loss)/earnings of subsidiaries*	(19,869)	(7,292)	81,463

Net (loss) / income	(24,623)	(8,956)	80,348

Net (loss) / income per common share
Basic and diluted	(1.20)	(0.83)	30.06
Weighted average common shares outstanding
Basic	20,553,007	10,773,404	2,672,945
Diluted	20,553,007	10,773,404	2,672,950

* Eliminated in consolidation

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2016, 2015 and 2014
(In thousands of US Dollars)

	2016	2015	2014
Net cash used in operating activities	(2,441)	(1,202)	(1,195)

Cash flows used in investing activities:
Investments in subsidiaries	(28,734)	(28,633)	(2,198)
Net cash used in investing activities	(28,734)	(28,633)	(2,198)

Cash flows from financing activities:
Net proceeds from issuance of common stock	22,606	13,820	3,204
Proceeds from convertible promissory notes	9,400	15,765	-
Proceeds from related party debt	12,800	-	-
Repayments of related party debt	(6,900)	-	-
Repayments of convertible promissory notes	-	(200)	-
Restricted cash retained	-	(50)	-
Net cash provided by financing activities	37,906	29,335	3,204

Net increase / (decrease) in cash and cash equivalents	6,731	(500)	(189)
Cash and cash equivalents at beginning of period	2,078	2,578	2,767
Cash and cash equivalents at end of period	8,809	2,078	2,578

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	1,176	222	-

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Notes To The Condensed Financial Statements
(All amounts in footnotes in thousands of US Dollars)

1.            Basis of Presentation
In the parent-company-only condensed financial statements, the Parent Company's (the "Company") investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company did not receive cash dividends from its subsidiaries during the years ended December 31, 2016, 2015 and 2014.
The parent-company-only condensed financial statements should be read in conjunction with the Company's consolidated financial statements.
2.            Transactions with Related Parties
Convertible Promissory Notes
On March 12, 2015, the Company issued an unsecured convertible promissory note of $4,000 to Jelco for general corporate purposes. At Jelco's option, the outstanding principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 per share.
On September 7, 2015, the Company issued an unsecured revolving convertible promissory note of up to $6,765 to Jelco for general corporate purposes. The unsecured revolving convertible promissory note has been amended seven times, increasing the maximum principal amount available to be drawn to $21,165. At Jelco's option, the Company's obligation to repay the principal amount under the revolving convertible note may be paid in common shares at a conversion price of $0.90 per share.
See Note 3 "Transactions with Related Parties" to the consolidated financial statements for further information.
Loan Agreement
On October 4, 2016, the Company entered into a $4,150 loan facility with Jelco to finance the initial deposits for the vessels M/V Lordship and the M/V Knightship. On November 17, 2016 and November 28, 2016, the Company entered into amendments to this facility, which, among other things, increased the aggregate amount that may be borrowed under the facility to up to $12,800. On December 14, 2016, the Company prepaid Jelco a total of $6,900 in accordance with the facility provisions.
See Note 3 "Transactions with Related Parties" to the consolidated financial statements for further information.
3.            Guarantee
The Company has guaranteed the payment of principal and interest under the terms of the following loan agreements: the March 6, 2015 loan agreement with Alpha Bank A.E., the September 1, 2015 loan agreement with HSH Nordbank AG, the September 11, 2015 facility agreement with UniCredit Bank AG, the November 4, 2015 loan agreement with Alpha Bank A.E. and the December 2, 2015 facility agreement with Natixis. In the event of a default under these loan agreements, the Company will be directly liable to the lenders. These facilities mature at various times between 2020 and 2021. The maximum potential amount that the Company could be liable for under these guarantee as of December 31, 2016 is $178,130.
See Note 7 "Long-Term Debt" to the consolidated financial statements for further information.

4.            Restrictions Which Limit the Payment of Dividends
Restrictions on Payment of Dividends
The Alpha Bank A.E. loan facility dated March 6, 2015 places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy's net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy's consolidated installment and debt interest payments for the following eighteen-month period.

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Notes To The Condensed Financial Statements
(All amounts in footnotes in thousands of US Dollars)

The Alpha Bank A.E. loan facility dated November 4, 2015 places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy's net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy's consolidated installment and debt interest payments for the following eighteen-month period.
Restricted Net Assets of Consolidated Subsidiaries
As of December 31, 2016, the restricted net assets of the vessel owning subsidiaries of M/V Geniuship and M/V Gloriuship that have entered into the September 1, 2015 loan agreement with HSH Nordbank AG amounted to $156 and $523, respectively. The HSH loan agreement places a restriction on the vessel owning subsidiaries' ability to distribute dividends to the Company, in case the market values of M/V Geniuship and M/V Gloriuship plus any additional security is less than 145% of total facility outstanding and the cash balance of the borrowers after distribution of dividends is less than $3,000. The $3,000 condition on payment of dividends does not apply after June 30, 2018.
As of December 31, 2016, the negative restricted net assets of the vessel owning subsidiaries of M/V Lordship and M/V Knightship that have entered into the November 28, 2016 loan agreement with NSF amounted to $5,914 and $6,817, respectively. The NSF loan agreement places a restriction on each vessel owning subsidiary's ability to distribute dividends to the Company or make any other form of distribution or effect any return of share capital if the vessel owning subsidiary maintains a balance in its earnings account that when aggregated with a minimum liquidity amount is less than $1,000.