Form 20-F
period 2017-12-31
Seanergy Maritime Holdings Corp.
filed 2018-03-07
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2017, there were 36,979,346 shares of the registrant's common stock, $0.0001 par value, outstanding.
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact.  In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
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

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;
•
changes in our ability to leverage the relationships and reputation in the drybulk shipping industry of our third-party managers, V.Ships Limited, or V.Ships, our technical manager, and Fidelity Marine Inc., or Fidelity, our commercial manager;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;
•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;
•	loss of our customers, charters or vessels;
•	damage to our vessels;
•	potential liability from future litigation and incidents involving our vessels;
•	our future operating or financial results;
•	acts of terrorism and other hostilities;
•	changes in global and regional economic and political conditions;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the drybulk shipping industry; and
•	other factors discussed in "Item 3.D. Risk Factors".
Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward looking statements.  Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.
We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws.  If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

PART I
Unless the context otherwise requires, as used in this annual report, the terms "Company", "Seanergy", "we", "us", and "our" refer to Seanergy Maritime Holdings Corp. and any or all of its subsidiaries, and "Seanergy Maritime Holdings Corp". refers only to Seanergy Maritime Holdings Corp. and not to its subsidiaries. References in this annual report to "Seanergy Maritime" refer to our predecessor, Seanergy Maritime Corp.
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
ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.          KEY INFORMATION
A.          Selected Financial Data

The following table sets forth our selected consolidated financial data.  The selected consolidated financial data in the table as of December 31, 2017, 2016, 2015, 2014 and 2013 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.  The following data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included elsewhere in this annual report.

(Amounts in the tables below are in thousands of U.S. dollars, except for share and per share data.)
	Year Ended December 31,
	2017	2016	2015	2014	2013
Statement of Income Data:
Vessel revenue, net	74,834	34,662	11,223	2,010	23,079
Direct voyage expenses	(34,949)	(21,008)	(7,496)	(1,274)	(8,035)
Vessel operating expenses	(19,598)	(14,251)	(5,639)	(1,006)	(11,086)
Voyage expenses - related party	-	-	-	(24)	(313)
Management fees - related party	-	-	-	(122)	(743)
Management fees	(1,016)	(895)	(336)	-	(194)
General and administration expenses	(5,081)	(4,134)	(2,804)	(2,987)	(3,966)
General and administration expenses - related party	-	-	(70)	(309)	(412)
Loss on bad debts	-	-	(30)	(38)	-
Amortization of deferred dry-docking costs	(870)	(556)	(38)	-	(232)
Depreciation	(10,518)	(8,531)	(1,865)	(3)	(982)
Impairment loss for vessels and deferred charges	-	-	-	-	(3,564)
Gain on disposal of subsidiaries	-	-	-	-	25,719
Gain on restructuring	-	-	-	85,563	-
Operating income / (loss)	2,802	(14,713)	(7,055)	81,810	19,271
Interest and finance costs	(12,277)	(7,235)	(1,460)	(1,463)	(8,389)
Interest and finance costs - related party	(5,122)	(2,616)	(399)	-	-
Gain on debt refinancing	11,392	-	-	-	-
Interest income	47	20	-	14	13
Loss on interest rate swaps	-	-	-	-	(8)
Foreign currency exchange (losses) gains, net	(77)	(45)	(42)	(13)	19
Total other expenses, net	(6,037)	(9,876)	(1,901)	(1,462)	(8,365)
Net (loss) / income before taxes	(3,235)	(24,589)	(8,956)	80,348	10,906
Income tax (expense) / benefit	-	(34)	-	-	1
Net (loss) / income	(3,235)	(24,623)	(8,956)	80,348	10,907
Net (loss) / income per common share
Basic and diluted	(0.09)	(1.20)	(0.83)	30.06	4.56
Weighted average common shares outstanding
Basic	35,845,890	20,553,007	10,773,404	2,672,945	2,391,628
Diluted	35,845,890	20,553,007	10,773,404	2,672,950	2,391,885

	As of December 31,
	2017	2016	2015	2014	2013
Balance Sheet Data:
Total current assets	19,498	22,329	8,278	3,207	66,350
Vessels, net	254,730	232,109	199,840	-	-
Total assets	275,705	257,534	209,352	3,268	66,350
Total current liabilities, including current portion of long-term debt	34,460	21,230	9,250	592	157,045
Total liabilities	234,392	226,702	186,068	-	-
Common stock	3	3	2	-	-
Total equity / (deficit)	41,313	30,832	23,284	2,676	(90,695)
Shares issued and outstanding as at December 31,	36,979,346	34,072,210	19,522,413	3,977,854	2,391,854

	Year Ended December 31,
	2017	2016	2015	2014	2013
Cash Flow Data:
Net cash provided by (used in) operating activities	2,782	(15,339)	(4,737)	(14,858)	1,030
Net cash (used in) provided by investing activities	(32,992)	(40,779)	(201,684)	105,895	993
Net cash provided by (used in) financing activities*	25,341	68,672	206,902	(91,239)	(5,246)

* Comparative amounts have been reclassified due to current presentation of restricted cash following the early adoption of Accounting Standards Update No. 2016-18 Statement of Cash Flows – Restricted Cash.

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
In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain covenants in our loan agreements, and our lenders could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with our loan covenants. If any of our loans are accelerated, we may not be able to refinance our debt or obtain additional funding. We expect that we will enter into more loan agreements in connection with our future acquisitions of vessels.  For more information regarding our current loan facilities, please see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements – Credit Facilities".
In addition, if vessel values decline, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. Furthermore, if we sell vessels at a time when vessels' prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessels' carrying amount in our financial statements, resulting in a loss and a reduction in earnings.
Charter hire rates for drybulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.
The dramatic downturn in the drybulk charter market, from which we derive substantially all of our revenues, has severely affected the drybulk shipping industry and has harmed our business. The Baltic Dry Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 290 in February 10, 2016, which represents a decline of 98%. In 2017, the BDI ranged from a low of 685 on February 14, 2017, to a high of 1,743 on December 12, 2017, and during 2018 up to February 15, 2018, the BDI has ranged from a low of 1,082 on February 5, 2018 to a high of 1,395 on January 9, 2018.
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
We currently operate the majority of our vessels in the spot market, exposing us to fluctuations in spot market charter rates. Further, we may employ any additional vessels that we may acquire in the spot market.
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
The market supply of drybulk vessels had increased due to the high level of new deliveries in the last years. Drybulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017. In addition, the drybulk newbuilding orderbook, which extends to 2019, equaled approximately 9.8% of the existing world drybulk fleet as of March 2, 2018, according to Clarksons Research, and the orderbook may increase further in proportion to the existing fleet. An over-supply of drybulk vessel capacity could prolong the period during which low charter rates prevail. Factors that influence the supply of vessel capacity include:
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
If economic conditions throughout the world decline, it will impede our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.
The world economy is facing a number of new challenges, including recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. These may eventually cause a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long the current market conditions will last.
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
In addition, recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP was approximately 6.9% for the year ended December 31, 2017, and despite slightly increasing from approximately 6.7% for the year ended December 31, 2016, continues to remain below pre-2008 levels. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the EU and in certain Asian countries may further adversely affect economic growth in China and elsewhere. Our results of operations and ability to grow our fleet could be impeded by a continuing or worsening economic downturn in any of these countries or geographic regions.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, as indicated, the United States is seeking to implement more protective trade measures. The new U.S. president was elected on a platform promoting trade protectionism. The results of the 2016 presidential election has thus created significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. On January 23, 2017, the U.S. President signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.
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
The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Further, fuel may become much more expensive in the future, including as a result of the imposition of sulfur oxide emissions limits in 2020 under new regulations adopted by the International Maritime Organization, or the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
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
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The drybulk shipping market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedule and supplies of certain commodities. This seasonality should not affect our operating results if our vessels are employed on period time charters, but since the majority of our vessels are employed in the spot market, seasonality may materially affect our operating results and our ability to pay dividends, if any, in the future.

Our vessels may call on ports located in or may operate in countries that are subject to restrictions imposed by the United States, the European Union or other governments that could adversely affect our reputation and the market price of our common stock.
During the year ended December 31, 2017, none of our vessels called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Iran, Sudan and Syria; however our vessels may call on ports in these countries from time to time in the future on our charterers' instructions.  The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
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
U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time.  Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from the Office of Foreign Assets Control's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders.  These sanctions will not be permanently "lifted" until the earlier of "Transition Day", set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.

Although it is our intention to comply with the provisions of the JCPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JCPOA.
We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations.  In order to maintain compliance, we monitor and review the movement of our vessels on a frequent basis.  During 2017, none of our vessels made port calls to Iran.
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
Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes.  These requirements include, but are not limited to, EU regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, including its amendments of 1977 and 1990, or the CAA, the U.S. Clean Water Act, or the CWA, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and regulations of the International Maritime Organization, or the IMO, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of emission control areas, or ECAs, thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966, as from time to time amended and generally referred to as the LL Convention, the International Convention on Civil Liability for Bunker Oil Pollution Damage, generally referred to as the Bunker Convention, the IMO's International Management Code for the Safe Operation of Ships and for Pollution Prevention, generally referred to as the ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments, generally referred to as the BWM Convention, and the International Ship and Port Facility Security Code, or ISPS.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast water, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.  Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of vessels we may acquire in the future.  Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.

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
Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flows.
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
Governments could requisition our vessels during a period of war or emergency, which could negatively impact our business, financial condition, results of operations, and available cash.
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
The shipping industry has inherent operational risks that may not be adequately covered by our insurance.  Further, because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls or premiums in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.
We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risks insurance, freight, demurrage and defense insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We do not expect to maintain for all of our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks or our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations.  We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us.
Risk Relating to Our Company
We are a recently restructured company with a limited history of recent operations on which investors may assess our performance.
In March 2014, we completed a financial restructuring, following which we did not own any vessels. During 2015 we acquired eight of the eleven vessels in our current fleet, and during November 2016, December 2016 and May 2017, we acquired the remaining vessels in our current fleet. As a result, we have a limited operating history since our financial restructuring, and therefore limited historical financial results upon which you can evaluate our restructured operations. We cannot assure you that we will be successful in operating our fleet in the future.

We have depended on an entity affiliated with our principal shareholder for financing.
We have relied on Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is our principal shareholder, or Sponsor, for funding during 2015, 2016 and 2017, for vessel acquisitions and general corporate purposes.  This has included convertible promissory notes, loan facilities and a backstop loan facility, all as further described under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements". We cannot assure you that in the future we will be able to rely on Jelco for financing on similar terms or at all.  Any inability to secure financing in the future from Jelco could negatively affect our liquidity position and ability to fund our ongoing operations.
If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
We acquired three vessels between November 2016 and May 2017, and we may acquire additional vessels in the future. Our ability to manage our growth will primarily depend on our ability to:
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
Purchasing and operating secondhand vessels, such as our current fleet, may result in increased operating costs and vessel off-hire, which could adversely affect our financial condition and results of operations.
All eleven of the vessels in our fleet are secondhand vessels. Our inspection of these or other secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and the cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any secondhand vessels we acquire.
As the vessels in our fleet or other secondhand vessels we may acquire age, they may become less fuel efficient and more costly to maintain and will not be as advanced as recently constructed vessels due to improvements in design, technology and engineering. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers.
Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton, has become a major vetting service in the drybulk shipping industry, which ranks the suitability of vessels based on a scale of one to five stars. One, nine and one of the vessels in our fleet have five, four and three star risk ratings from Rightship, respectively. There are carriers that may not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, a potentially deteriorated star rating system for our vessels may affect their commercial operation and profitability and vessels in our fleet with lower ratings may experience challenges in securing charters.

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
We may acquire additional vessels, and if those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.
We may acquire further vessels in the future. The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. A delay in the delivery of any vessels to us, the failure of the contract counterparty to deliver a vessel at all, or us not taking delivery of a vessel could cause us to breach our obligations under a related time charter or could otherwise adversely affect our financial condition and results of operations. In addition, the delivery of any vessel with substantial defects could have similar consequences.
Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.
As of December 31, 2017, we had $213.8 million of outstanding debt, excluding unamortized financing fees and the convertible promissory notes issued to Jelco. Moreover, we anticipate that we will incur significant future indebtedness in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying further vessels or securing such debt financing. Significant levels of debt could have important consequences to us, including the following:
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

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control, as well as the interest rates applicable to our outstanding indebtedness. If our operating income is not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future. For more information regarding our current loan arrangements, please see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements".
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
Furthermore, historically interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Due to current market practices, we have agreed to such a provision and may be required to do so in future loan agreements. In case our lenders elect to replace LIBOR with their higher cost of funds rate, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.
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
In the recent past, we have obtained waivers and deferrals of most major financial covenants under our loan facilities with our lenders until the second quarter of 2018. In particular, all financial covenants under our loan facilities with our lenders, except for minimum liquidity undertakings for all of our loan facilities and asset coverage undertakings for Championship, Knightship, Leadership, Lordship and Partnership which are currently applicable, have been either waived until June 30, 2018 or will become effective on that date. In February and March 2018, we have received approval from the credit committees of certain of our lenders to amend the applicable thresholds or further defer the application date of certain financial covenants and security requirements of our credit facilities for the next twelve months. This approval is subject to completion of definitive documentation. However, there can be no assurance that we will obtain similar waivers and deferrals from our lenders in the future if needed.
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
In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.
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
Pursuant to our management agreements, V.Ships provides us with technical, general administrative and support services (including vessel maintenance, crewing, purchasing, shipyard supervision, assistance with regulatory compliance, accounting related to vessels and provisions).   Fidelity provides us with commercial management services for our vessels and Seanergy Management Corp., or Seanergy Management, our wholly owned subsidiary, provides us with certain other management services. Our operational success depends significantly upon V.Ships', Fidelity's and Seanergy Management's satisfactory performance of these services. Our business would be harmed if V.Ships, Fidelity or Seanergy Management failed to perform these services satisfactorily. In addition, if our management agreements with either V.Ships, Fidelity or Seanergy Management were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our management agreements..
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
Pursuant to our technical management agreements with V.Ships, we paid a monthly fee of $8,000 per vessel in 2017 and we pay a monthly fee of $8,000 per vessel starting January 1, 2018 in exchange for V.Ships providing technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, which are reimbursed by us to the technical manager. The management fees are payable whether or not our vessels are employed and regardless of our profitability, and we have no ability to require our technical managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

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
A foreign corporation will be treated as a "passive foreign investment company", or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income". U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to any taxable year. In this regard, we intend to treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute "passive income", and the assets that we own and operate in connection with the production of that income should not constitute passive asset. There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.
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
We did not qualify for exemption from the 4% tax under Section 883 for our 2017 taxable year as we did not satisfy one of the ownership tests described in "Item 10.E. Tax Considerations – United States Federal Income Tax Consequences – Exemption of Operating Income from United States Federal Income Taxation" for such taxable year. The ownership tests require us, inter alia, to establish or substantiate sufficient ownership of our common shares by one or more "qualified" shareholders.  For our 2017 taxable year, we had U.S. source gross shipping income, on which we were subject to a U.S federal tax of $42,369. Some of our charterparties contain clauses that permit us to seek reimbursement from charterers of any U.S. tax paid. We have sought reimbursement and we have secured payment from all of our charterers for the 2017 taxable year.

Due to the factual nature of the issues involved, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2018 or subsequent taxable year. If we or our subsidiaries are not entitled to exemption under Section 883 for any such taxable year, we or our subsidiaries could be subject for those years to a 4% U.S. federal income tax on any shipping income such companies derived during the year that is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.
We are a "foreign private issuer", which could make our common stock less attractive to some investors or otherwise harm our stock price.
We are a "foreign private issuer", as such term is defined in Rule 405 under the Securities Act. As a "foreign private issuer" the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common stock by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Accordingly there may be less publicly available information concerning us than there is for other U.S. public companies. These factors could make our common stock less attractive to some investors or otherwise harm our stock price.
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
We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.
Some of our vessels may be chartered to Chinese customers and from time to time on our charterers' instructions, our vessels may call on Chinese ports.  Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees.  Applicable laws and regulations in China may not be well publicized and may not be known to us or our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent.  Changes in Chinese laws and regulations, including with regards to tax matters, or charges in their implementation by local authorities could affect our vessels if chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial conditions and results of operations.
Changing laws and evolving reporting requirements could have an adverse effect on our business.
Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation, or GDPR, may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and continue to invest in, reasonably necessary resources to comply with evolving standards.
GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR will become enforceable on May 25, 2018 and non-compliance may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, and results of operations.
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

Risks Relating to Our Common Shares
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
Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend, and dividends may be declared and paid out of our operating surplus. Dividends may also be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. We may be unable to pay dividends in the anticipated amounts or at all.

Anti-takeover provisions in our amended and restated articles of incorporation and second amended and restated by-laws could make it difficult for shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.
Several provisions of our amended and restated articles of incorporation and second amended and restated by-laws could make it difficult for shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.
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
Jelco and Comet Shipholding Inc. are able to control the outcome of all matters requiring a shareholder vote, and their interests could conflict with the interests of our other shareholders.
Jelco and Comet Shipholding Inc., or Comet, both companies affiliated with our Sponsor, currently collectively own approximately 16,763,774, or approximately 43.8%, of our outstanding common shares.  Jelco may also acquire up to 43,016,668 additional common shares upon conversion of the convertible promissory notes issued to it by the Company, in which case our Sponsor would own approximately 73.6% of our outstanding common shares, based on the number of common shares outstanding as of March 7, 2018.  As a result, they may be able to control the outcome of all matters requiring a shareholder vote. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders or deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of our business, and it is possible that the interests of our Sponsor may in some cases conflict with our interests and the interests of our other holders of shares. For example, conflicts of interest may arise between us, on one hand, and our Sponsor or affiliated entities, on the other hand, which may result in the transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares. In addition, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with controlling shareholders.

We may issue additional common shares or other equity securities without shareholder approval, which would dilute our existing shareholder's ownership interests and may depress the market price of our common shares.
We may issue additional common shares or other equity securities of equal or senior rank in the future without shareholder approval in connection with, among other things, future vessel acquisitions, the repayment of outstanding indebtedness, and the conversion of convertible financial instruments.
Our issuance of additional common shares or other equity securities of equal or senior rank in these situations would have the following effects:
•	our existing shareholders' proportionate ownership interest in us would decrease;
•	the proportionate amount of cash available for dividends payable on our common shares could decrease;
•	the relative voting strength of each previously outstanding common share could be diminished; and
•	the market price of our common shares could decline.
In addition, we may issue additional common shares upon any conversion of our outstanding convertible promissory notes issued to Jelco or upon exercise of our outstanding class A warrants or the Representative's Warrants issued to Maxim Group LLC, or Maxim in connection with our public offering in December 2016.
As of March 7, 2018, Jelco had the right to acquire 4,222,223 common shares upon exercise of a conversion option pursuant to the convertible promissory note dated March 12, 2015, as amended, issued by the Company to Jelco, 23,516,667 common shares upon exercise of a conversion option pursuant to the revolving convertible promissory note dated September 7, 2015, as amended, issued by the Company to Jelco and 15,277,778 common shares upon exercise of a conversion option pursuant to the convertible promissory note dated September 27, 2017, issued by the Company to Jelco. Under each of the convertible promissory notes, Jelco may, at its option, convert the principal amount under the note at any time into common shares at a conversion price of $0.90 per share. Our issuance of additional common shares in such instance would cause the proportionate ownership interest in us of our existing shareholders, other than Jelco, to decrease; the relative voting strength of each previously outstanding common share held by our existing shareholders, other than the converting noteholder, to decrease; and the market price of our common shares could decline.
As of March 7, 2018, we had 11,500,000 class A warrants outstanding to purchase an aggregate of 11,500,000 common shares and two Representative's Warrants outstanding to purchase an aggregate of 565,000 common shares. Each class A warrant is exercisable for one common share at an exercise price of $2.00 per share and expires in December 2021.  The Representative's Warrants have an exercise price equal to $1.875 per common share and expire in December 2019.  Our issuance of additional common shares upon the exercise of the class A warrants or Representative's Warrants would cause the proportionate ownership interest in us of our existing shareholders, other than the exercising warrant holders, to decrease; the relative voting strength of each previously outstanding common share held by our existing shareholders to decrease; and the market price of our common shares could decline.
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.
Our corporate affairs are governed by our amended and restated articles of incorporation, our second amended and restated by-laws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

It may not be possible for investors to serve process on or enforce U.S. judgments against us.
We and all of our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.
ITEM 4.          INFORMATION ON THE COMPANY
A.          History and Development of the Company
Overview
We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities. We currently own a modern fleet of eleven dry bulk carriers, consisting of nine Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,682,582 dwt and an average fleet age of about 8.9 years.
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

On August 6, 2015, we entered into a purchase agreement and seven memoranda of agreement with entities affiliated with our Sponsor to acquire seven secondhand drybulk vessels, consisting of five Capesize and two Supramax vessels, for an aggregate purchase price of $183.4 million. We took delivery of the seven vessels between September and December 2015. The acquisition costs of the seven vessels were funded with proceeds from a $44.4 million senior secured loan facility with HSH Nordbank AG to finance the acquisition of the Geniuship and Gloriuship, a $52.7 million secured term loan facility with UniCredit Bank AG to partly finance the acquisition of the Premiership, Gladiatorship and Guardianship, a $33.8 million secured loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship, a $39.4 million secured term loan facility with Natixis to partly finance the acquisition of the Championship, the Share Purchase Agreement (defined below) and the convertible promissory note issued to Jelco on September 7, 2015. For more information regarding our current loan facilities and convertible promissory notes, please see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements".
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
Effective at the opening of trading on January 8, 2016, we effected a one-for-five reverse split of our common stock.
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
On February 3, 2017, we entered into an Equity Distribution Agreement with Maxim, as sales agent, pursuant to which we sold 2,782,136 of our common shares for an aggregate net proceeds of $2.6 million.  On June 27, 2017, we and Maxim mutually terminated the Equity Distribution Agreement.
On March 7, 2017, we entered into a settlement agreement with Natixis related to our secured term loan facility with Natixis.  Under the terms of the settlement agreement, we were granted an option, until September 29, 2017, to satisfy the full amount of the facility at a discount by making a prepayment of $28 million. On September 29, 2017, our lender, Natixis, entered into a deed of release and fully discharged the $35.4 million balance of our secured term loan facility obligations to the lender for a total settlement amount of $24.0 million. The first-priority mortgage over the Championship and all other securities created in favour of Natixis were irrevocably and unconditionally released pursuant to the deed of release. We recognized a gain from the Natixis refinancing of $11.4 million.

On March 28, 2017, we entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Partnership, for a gross purchase price of $32.7 million. We took delivery of the vessel Partnership on May 31, 2017. The acquisition costs of the Partnership were funded with proceeds from a $18 million secured loan facility with Amsterdam Trade Bank N.V., or ATB, and the May 24, 2017 Jelco Loan Facility, both described below.
On May 24, 2017, we entered into an up to $18 million term loan facility with ATB, the ATB Loan Facility, to partially finance the acquisition of the Partnership.

On May 24, 2017, we entered into an up to $16.2 million loan facility with Jelco to partially finance the acquisition of the Partnership, the May 24, 2017 Jelco Loan Facility.

On September 25, 2017, in order to partially fund the refinancing of our Natixis facility, we amended and restated the ATB Loan Facility, increasing the loan amount of the facility by an additional tranche of $16.5 million.

B.          Business Overview
We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities.  We currently own nine Capesize vessels and two Supramax vessels, with a combined cargo-carrying capacity of approximately 1,682,582 dwt and an average age of approximately 8.9 years.
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
Our Current Fleet
The following table lists the vessels in our fleet as of March 7, 2018:

Vessel Name	Year Built	Dwt	Flag	Type of Employment
Championship	2011	179,238	LIB	Spot
Partnership	2012	179,213	MI	Time Charter(1)
Knightship	2010	178,978	LIB	Spot
Lordship	2010	178,838	LIB	Time Charter(2)
Gloriuship	2004	171,314	MI	Spot
Leadership	2001	171,199	BA	Spot
Geniuship	2010	170,057	MI	Spot
Premiership	2010	170,024	IoM	Spot
Squireship	2010	170,018	LIB	Spot
Guardianship	2011	56,884	MI	Spot
Gladiatorship	2010	56,819	BA	Spot

_________
(1)
This vessel is being chartered by a major European utility and energy company and was delivered to the charterer on June 13, 2017 for a period of employment of about 12 months to about 18 months at a gross daily rate of $16,200.

(2)
This vessel is being chartered by a major European charterer and was delivered to the charterer on June 28, 2017, in direct continuation of the vessel's previous time charter, for a period of about 18 months to about 22 months. The net daily charter hire is calculated at an index linked rate based on the five time charter routes rate of the Baltic Capesize Index. In addition, the time charter provides us an option for any period of time during the hire to be converted into a fixed rate time charter, between three months and 12 months, with a rate corresponding to the prevailing value of the respective Capesize forward freight agreement.

Key to Flags:
BA – Bahamas, IoM – Isle of Man, LIB – Liberia, MI – Marshall Islands.

Our Business Strategy
We currently own nine Capesize and two Supramax vessels.  We intend to continue to review the market in order to identify potential acquisition targets which will be accretive to our earnings per share.  Our acquisition strategy focuses on newbuilding or secondhand drybulk vessels, although we may acquire vessels in other sectors which we believe offer attractive investment opportunities.
Management of Our Fleet
We manage our vessel's operations, insurances and bunkering and have the general supervision of our third-party technical and commercial managers.
V.Ships, an independent third party, provides technical management for our vessels that includes general administrative and support services, such as crewing and other technical management, accounting related to vessels and provisions. Pursuant to our technical management agreements with V.Ships, we paid a monthly fee of $8,000 per vessel in 2017 and we are paying a monthly fee of $8,000 per vessel as of January 1, 2018 in exchange for V.Ships providing these technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, which are reimbursed by us to V.Ships. The technical management agreements are for an indefinite period until terminated by either party, giving the other notice in writing, in which event the applicable agreement shall terminate after one month from the date upon which such notice is received.
Seanergy Management Corp., or Seanergy Management, one of our wholly-owned subsidiaries, has entered into a commercial management agreement with Fidelity, an independent third party, pursuant to which Fidelity provides commercial management services for all of the vessels in our fleet. Fidelity serves as a commercial broker for Capesize vessels exclusively to us. Under the commercial management agreement, we have agreed to reimburse Fidelity for all reasonable running and/or out-of-pocket expenses, including but not limited to, telephone, fax, stationary and printing expenses, as well as any pre-approved travelling expenses. In addition, we have agreed to pay to Fidelity effective February 1, 2018, (i) an annual fee of EUR 120,000 net payable in equal monthly payments and (ii) commission fees equal to 0.15% calculated on the collected gross hire/freight/demurrage payable when the relevant hire/freight/demurrage is collected. The fees under (i) and (ii) are capped at EUR 300,000 per year. The commercial management agreement may be terminated by either party upon giving one month prior written notice to the other party.
Employment of Our Fleet
The majority of our vessels are chartered on the spot charter market, either through trip charter contracts or voyage charter contracts. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay specific voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable than those under time charters, but may enable us to capture increased profit margins during periods of improvements in drybulk vessel charter rates. Downturns in the drybulk industry would result in a reduction in profit margins, and could lead to losses.
Two of our vessels are also employed on period time charters. Period time charters provide a fixed and stable cash flow for a known period of time. Period time charters also mitigate in part the volatility and seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. In the future, we may opportunistically look to employ more of our vessels under time charter contracts should rates become more attractive.

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
In order to assure the continued existence of the shipping committee, our board of directors has agreed that the shipping committee may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less than 80% of our board of directors. In addition, the duties of our chief executive officer, who is currently Mr. Tsantanis, may not be altered without a similar vote. These duties and powers include voting the shares of stock that Seanergy Maritime Holdings Corp. owns in its subsidiaries. In addition to these agreements, we have amended certain provisions in our articles of incorporation and second amended and restated by-laws to incorporate these requirements.
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
Competition
We operate in markets that are highly competitive and based primarily on supply and demand.  We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation.  Fidelity negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions.  We compete primarily with other owners of drybulk vessels, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers than vessels we may operate.  Ownership of drybulk vessels is highly fragmented and is divided among publicly listed companies, state controlled companies and independent drybulk vessel owners.  We compete primarily with owners of drybulk vessels in the Supramax and Capesize class sizes.  Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), Genco Shipping & Trading Limited (NYSE: GNK), Safe Bulkers Inc. (NYSE: SB), Scorpio Bulkers Inc. (NYSE: SALT), Star Bulk Carriers Corp. (NASDAQ: SBLK), Golden Ocean Group Ltd. (NASDAQ: GOGL).

Customers
Our customers include or have included national, regional and international companies.  Customers individually accounting for more than 10% of our revenues during the years ended December 31, 2017, 2016 and 2015 were:
Customer	2017	2016	2015
A	17%	-	-
B	17%	-	-
C	-	18%	-
D	-	12%	15%
E	-	-	47%
F	-	-	12%
G	-	-	10%
Total	34%	30%	84%

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
Environmental and Other Regulations
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard ("USCG"), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined.  For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations.  Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the "IMO"), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," adopted the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LPG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.
The IMO's Marine Environmental Protection Committee ("MEPC"), adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from the current 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur complaint fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.  This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.
Sulfur content standards are even stricter within certain "Emission Control Areas," or  ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Annex VI also establishes tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation, with Tier I controlling vessels constructed on or after January 1, 2000. As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI, which became effective on March 1, 2018, requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMPS"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index.  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the "LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that all of our vessels are in substantial compliance with SOLAS and LL Convention standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and V.Ships have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance from V.Ships for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW").  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard on or after September 8, 2019. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Costs of compliance may be substantial.
Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost compliance could increase for ocean carriers and may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.  The costs of compliance with a mandatory mid-ocean ballast exchange could be material, and it is difficult to predict the overall impact of such a requirement on our operations.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the "Bunker Convention") to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate with the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
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
(iii)        loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)        net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
 (v)        lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)        net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the USCG's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico has resulted in additional regulatory initiatives or statutes, including the raising of liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, the status of several of these initiatives and regulations is currently in flux.  For example, the U.S. Bureau of Safety and Environmental Enforcement ("BSEE") announced a new Well Control Rule in April 2016, but pursuant to orders by the U.S. President in early 2017, the BSEE announced in August 2017 that this rule would be revised.  In January 2018, the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years.  The effects of the proposal are currently unknown. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.
The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) ("CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (the "VGP"). On March 28, 2013, the EPA re-issued the VGP for another five years from the effective date of December 19, 2013.  The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants. For a new vessel delivered to an owner or operator after December 19, 2013 to be covered by the VGP, the owner must submit a Notice of Intent ("NOI") at least 30 days (or 7 days for eNOIs) before the vessel operates in United States waters. We have submitted NOIs for our vessels where required.

The USCG regulations adopted under the U.S. National Invasive Species Act ("NISA") impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or may otherwise restrict our vessels from entering U.S. waters.  The USCG has implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. As of January 1, 2014, vessels were technically subject to the phasing-in of these standards, and the USCG must approve any technology before it is placed on a vessel. The USCG first approved said technology in December 2016, and continues to review ballast water management systems. The USCG may also provide waivers to vessels that demonstrate why they cannot install the new technology.  The USCG has set up requirements for ships constructed before December 1, 2013 with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3—first scheduled drydock after January 1, 2014; and (2) ballast capacity above 5,000m3—first scheduled drydock after January 1, 2016.  All of our vessels have ballast capacities over 5,000m3, and those of our vessels trading in the U.S. will have to install water ballast treatment plants at their first drydock after January 1, 2016, unless an extension is granted by the USCG.
The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.  In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast requirements including, in some states, specific treatment standards.  Compliance with the EPA, USCG and state regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
Two recent United States court decisions should be noted.  First, in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP.  The effect of such redrafting remains unknown.  Second, on October 9, 2015, the Sixth Circuit Court of Appeals stayed the Waters of the United States rule (WOTUS), which aimed to expand the regulatory definition of "waters of the United States," pending further action of the court.  In response, regulations have continued to be implemented as they were prior to the stay on a case-by-case basis. In February 2017, the U.S. President issued an executive order directing the EPA and U.S. Army Corps of Engineers publish a proposed rule rescinding or revising the WOTUS rule.  In January 2018, the EPA and Army Corps of Engineers issued a final rule pursuant to the President's order, under which the Agencies will interpret the term "waters of the United States" to mean waters covered by the regulations, as they are currently being implemented, within the context of the Supreme Court decisions and agency guidance documents, until February 6, 2020.  Litigation regarding the status of the WOTUS rule is currently underway, and the effect of future actions in these cases upon our operations is unknown.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.

International Labour Organization
The International Labor Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. All our vessels are in compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. president announced that it is withdrawing from the Paris Agreement.  The timing and effect of such action has yet to be determined.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, initial IMO strategy for reduction of greenhouse gas emissions is expected to be adopted at MEPC 72 in April 2018.  The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions. The outcome of this order is not yet known.  Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA or individual U.S. states could enact environmental regulations that would affect our operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions 40% by 2030..
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 ("MTSA"). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code ("the ISPS Code"). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC") from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The following are among the various requirements, some of which are found in the SOLAS Convention:
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
The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
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
Most insurance underwriters and lenders make it a condition for insurance coverage and lending, respectively, that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies, or the IACS.  All our vessels are certified as being "in class" by American Bureau of Shipping, Bureau Veritas, Korean Register, Lloyd's Register or Nippon Kaiji Kyokai, major classification societies.  All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandums of agreement.  If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.
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
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities.  This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.  Our P&I coverage will be subject to and in accordance with the rules of the P&I Association in which the vessel is entered.  Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs".  Our coverage is limited to approximately $7.75 billion, except for pollution which is limited to $1 billion.

Our protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident.  The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities.  Each P&I Association has capped its exposure to this pooling agreement at approximately $7.75 billion.  As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the P&I Associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.
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
C.          Organizational Structure
Seanergy Maritime Holdings Corp. is the ultimate parent company of the following wholly-owned subsidiaries as of the date of this annual report:
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

D.          Property, Plants and Equipment
We do not own any real estate property. We maintain our principal executive offices at Glyfada, Athens, Greece. Other than our vessels, we do not have any material property. See "Item 4.B. Business Overview - Our Current Fleet" and "Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources – Loan Arrangements".
ITEM 4A.          UNRESOLVED STAFF COMMENTS
None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in "Item 18. Financial Statements".   This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions.  Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in "Item 3 Key Information–D. Risk Factors".
A.          Operating Results
Factors Affecting our Results of Operations Overview
We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities. We currently own a modern fleet of eleven dry bulk carriers, consisting of nine Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,682,582 dwt and an average fleet age of about 8.9 years.
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
Principal Factors Affecting Our Business
The principal factors that affect our financial position, results of operations and cash flows include the following:
•	number of vessels owned and operated;
•	voyage charter rates;
•	time charter trip rates;
•	period time charter rates;
•	the nature and duration of our voyage charters;
•	vessels repositioning;
•	vessel operating expenses and direct voyage costs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	issuance of our common shares and other securities;
•	amount of debt obligations; and
•	financing costs related to debt obligations.
We are also affected by the types of charters we enter into.  Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs in case of voyage charters. All of our vessels in 2015, 2016 and 2017 operated in the spot charter market, except for the Lordship that we acquired on November 30, 2016 and which has been employed on a short-term time charter under her previous ownership and which time charter was extended for a period of about 18 months to about 22 months after June 2017 in direct continuation of the vessel's time charter and for the Partnership which was employed in June 2017 on a short-term time charter for a period of about 12 months to about 18 months.
Results of Operations
Year ended December 31, 2017 as compared to year ended December 31, 2016
(In thousands of U.S. Dollars, except for share and per share data)	Year ended December 31,		Change
	2017	2016	Amount	%
Revenues:
Vessel revenue, net	74,834	34,662	40,172	116%

Expenses:
Voyage expenses	(34,949)	(21,008)	(13,941)	66%
Vessel operating expenses	(19,598)	(14,251)	(5,347)	38%
Management fees	(1,016)	(895)	(121)	14%
General and administrative expenses	(5,081)	(4,134)	(947)	23%
Depreciation and amortization	(11,388)	(9,087)	(2,301)	25%
Operating income/(loss)	2,802	(14,713)	17,515	119%
Other expenses:
Interest and finance costs	(17,399)	(9,851)	(7,548)	77%
Gain on debt refinancing	11,392	-	11,392	-
Other, net	(30)	(25)	(5)	20%
Total other expenses, net:	(6,037)	(9,876)	3,839	39%
Net loss before income taxes	(3,235)	(24,589)	21,354	87%
Income taxes	-	(34)	34	100%
Net loss	(3,235)	(24,623)	21,388	87%

Net loss per common share, basic	(0.09)	(1.20)
Weighted average number of common shares outstanding, basic	35,845,890	20,553,007

Vessel Revenue, Net - The increase was attributable to the increase in prevailing charter rates and the increase in operating days.  We had 3,339 operating days in 2017 as compared to 2,444 operating days in 2016. The TCE rate increased in 2017 by 114% to $11,945 compared to $5,587 for 2016. TCE rate is a non-GAAP measure.  Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.
Voyage Expenses - The increase was primarily attributable to the increase in ownership days and higher fuel prices. We had 3,864 ownership days in 2017 as compared to 2,978 ownership days in 2016. We acquired the Partnership in May 2017, and 2017 was the first full year of operations for the Lordship and Knightship.
Vessel Operating Expenses - The increase was primarily attributable to the increase in ownership days. We had 3,864 ownership days in 2017 as compared to 2,978 ownership days in 2016. We acquired a Capesize vessel in May 2017.
Management Fees - The increase was attributable to the increase in ownership days. We had 3,864 ownership days in 2017 as compared to 2,978 ownership days in 2016. We acquired a Capesize vessel in May 2017.  The increase was partly offset by a decrease in monthly management fee. The monthly management fee per vessel payable to our technical manager is $8 as of January 1, 2017, compared to $9.65 up to December 31, 2016.

General and Administrative Expenses – The increase is primarily attributable to an $0.4 million increase in remuneration expenses in 2017 compared to 2016 and to $0.25 million of professional services in 2017 to an unaffiliated third party related to the Company's internet-based investor relations efforts.
Depreciation and Amortization – The increase was primarily attributable to the increase in ownership days.
Interest and Finance Costs - The increase was primarily attributable to our new ATB Loan Facility, the May 24, 2017 Jelco Loan Facility, and the new convertible note with Jelco entered into in September 2017, offset with the early settlement of our Natixis loan facility. The weighted average interest rate on our outstanding debt and convertible promissory notes for the years ended 2017 and 2016 was approximately 5.69% and 4.05%, respectively.
Gain on debt refinancing - The $11.4 million gain was recognized following the early settlement and refinancing of our Natixis loan facility pursuant to the March 7, 2017 settlement agreement.
Year ended December 31, 2016 as compared to year ended December 31, 2015

(In thousands of U.S. Dollars, except for share and per share data)	Year ended December 31,		Change
	2016	2015	Amount	%
Revenues:
Vessel revenue, net	34,662	11,223	23,439	209%

Expenses:
Voyage expenses	(21,008)	(7,496)	(13,512)	180%
Vessel operating expenses	(14,251)	(5,639)	(8,612)	153%
Management fees	(895)	(336)	(559)	166%
General and administrative expenses	(4,134)	(2,874)	(1,260)	44%
Depreciation and amortization	(9,087)	(1,903)	(7,184)	378%
Loss on bad debt	-	(30)	30	(100)%
Operating loss	(14,713)	(7,055)	(7,658)	109%
Other expenses:
Interest and finance costs	(9,851)	(1,859)	(7,992)	430%
Other, net	(25)	(42)	17	(40)%
Total other expenses, net:	(9,876)	(1,901)	(7,975)	420%
Net loss before income taxes	(24,589)	(8,956)	(15,633)	175%
Income taxes	(34)	-	(34)	-
Net loss	(24,623)	(8,956)	(15,667)	175%

Net loss per common share, basic	(1.20)	(0.83)
Weighted average number of common shares outstanding, basic	20,553,007	10,773,404

Vessel Revenue, Net – The increase was primarily attributable to the increase in operating days. We had 2,444 operating days in 2016 as compared to 598 operating days in 2015. We incurred 173 off-hire days for a vessel lay-up in 2016. In 2016, we acquired two vessels, with delivery dates of November 30 and December 13. In 2015 we acquired eight vessels, with the first vessel delivered on March 19, 2015 and the remaining seven vessels delivered between September 11, 2015 and December 7, 2015.
Direct Voyage Expenses – The increase was primarily attributable to the increase in ownership days. We had 2,978 ownership days in 2016 as compared to 776 ownership days in 2015.
Vessel Operating Expenses – The increase was attributable to the increase in ownership days. However, the daily vessel operating expenses for 2016 were lower than those of 2015, as described below in section "Performance Indicators".
Management Fees – The increase was primarily attributable to the increase in ownership days.

General and administrative expenses – The increase is primarily attributable to $0.5 million bonus compensation and $0.6 million of stock based compensation amortization for shares granted pursuant to our 2011 Equity Incentive Plan, compared to $0.2 million of respective stock based compensation amortization for 2015.
Depreciation and Amortization – The increase was primarily attributable to the increase in ownership days.
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
Performance Indicators
The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the "Fleet Data" figures, there are no comparable U.S. GAAP measures.
	Year Ended December 31,
Fleet Data:	2017	2016	2015

Ownership days	3,864	2,978	776
Available days(1)	3,851	2,741	724
Operating days(2)	3,339	2,444	598
Fleet utilization	86%	82%	77%
Fleet utilization excluding dry-docking off hire days	87%	89%	83%

Average Daily Results:
TCE rate(3)	$11,945	$5,587	$6,232
Daily Vessel Operating Expenses(4)	$4,985	$4,618	$5,428

(1)
During the year ended December 31, 2017, we incurred 13 off-hire days for one vessel drydocking. During the year ended December 31, 2016, we incurred 173 off-hire days for a vessel lay-up and 64 off-hire days for two vessel surveys.

(2)
During the year ended December 31, 2017, we incurred 499 off-hire days between voyages and 13 off-hires days due to other unforeseen circumstances. During the year ended December 31, 2016, we incurred 287 off-hire days between voyages and 10 off-hires days due to other unforeseen circumstances.

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

	Year Ended December 31,
(In thousands of US Dollars, except operating days and TCE rate)	2017	2016	2015

Net revenues from vessels	$74,834	$34,662	$11,223
Voyage expenses	(34,949)	(21,008)	(7,496)
Net operating revenues	$39,885	$13,654	$3,727
Operating days	3,339	2,444	598
Daily time charter equivalent rate	$11,945	$5,587	$6,232
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

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	Year Ended December 31,
	2017	2016	2015

Vessel operating expenses	$19,598	$14,251	$5,639
Less: Pre-delivery expenses	(337)	(499)	(1,427)
Vessel operating expenses before pre-delivery expenses	19,261	13,752	4,212
Ownership days	3,864	2,978	776
Daily Vessel Operating Expenses	$4,985	$4,618	$5,428

Recent Accounting Pronouncements
Refer to Note 2 of the consolidated financial statements included in this annual report.
Critical Accounting Policies and Estimates
Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels
In "Critical Accounting Policies and Estimates – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy. The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2017 and 2016, respectively, and (ii) which of our vessels we believe had a basic market value below their carrying value.  This aggregate difference between the carrying value of our vessels and their market value of $24.9 million and $47.2 million, as of December 31, 2017 and 2016, respectively, represents the amount by which we believe we would have had to reduce our net income if we sold all of such vessels, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer was not under any compulsion to buy as of December 31, 2017 and 2016, respectively. For purposes of this calculation, we assumed that the vessels would be sold at a price that reflected our estimate of their charter-free market values as of December 31, 2017 and 2016, respectively.
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
Vessel	Year Built	Dwt	Carrying Value as of December 31, 2017 (in million of U.S. dollars)		Carrying Value as of December 31, 2016 (in million of U.S. dollars)
Championship	2011	179,238	38.3	*	40.0	*
Partnership	2012	179,213	32.0		-
Knightship	2010	178,978	19.7		20.4
Lordship	2010	178,838	19.7		20.3
Gloriuship	2004	171,314	15.3	*	16.0	*
Leadership	2001	171,199	14.5	*	15.6	*
Geniuship	2010	170,057	25.4		26.3	*
Premiership	2010	170,024	27.4	*	28.4	*
Squireship	2010	170,018	31.9	*	33.3	*
Guardianship	2011	56,884	15.6	*	16.3	*
Gladiatorship	2010	56,819	14.9	*	15.5	*
TOTAL		1,682,582	254.7		232.1

*	Indicates dry bulk carrier vessels for which we believe, as of December 31, 2017 and 2016, respectively, the basic charter-free market value was lower than the vessel's carrying value.
We refer you to the risk factor entitled "The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our loan agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss."
Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The volatile market conditions in the drybulk market with decreased charter rates and decreased vessel market values are conditions we consider indicators of a potential impairment for our vessels.  We determine undiscounted projected operating cash flows, for each vessel and compare it to the vessel's carrying value. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and its eventual disposition are less than its carrying amount, we impair the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the peak and trough years, available for each type of vessel) adjusted for commissions, expected off hires due to scheduled vessels' maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses, management fees and scheduled vessels' maintenance.
Our assessment concluded that no impairment loss should be recorded as of December 31, 2017, 2016 and 2015.
Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the year ended December 31, 2017, also involved sensitivity analysis to the model input we believe is more important and likely to change. In particular, in terms of our estimates for the time charter equivalent for the unfixed period, we use a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the peak and trough years 2008, 2015 and 2016, available for each type of vessel. Although the trailing 10-year historical charter rates, excluding the peak and trough years 2008, 2015 and 2016, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates, excluding the peak and trough years 2008, 2015 and 2016, would not decline by more than 46% and 23% for Capesize vessels and Supramax vessels, respectively, we would not require to recognize impairment.

Vessel depreciation
Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Up to September 30, 2015, management estimated the useful life of our vessels to be 30 years from the date of initial delivery from the shipyard. On October 1, 2015, we changed that estimate to 25 years. This change increased depreciation expense by $0.3 million (approximately $0.03 per share) for the year ended December 31, 2015. Salvage value is estimated by taking the cost of steel times the weight of the ship noted in lightweight ton. Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of salvage values affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. On October 1, 2015, we revised the salvage value of our vessels from $420 per lightweight ton to $295.5 per lightweight ton. This change increased depreciation expense by $0.2 million (approximately $0.02 per share) for the year ended December 31, 2015.
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
As of December 31, 2017, we had cash and cash equivalents of $8.9 million, as compared to $12.9 million as of December 31, 2016.
Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2017, we had a working capital deficit of $15 million as compared to a working capital surplus of $1.1 million as of December 31, 2016. Our working capital primarily decreased due to the commencement of principal ammortization in the majority of our facilities that resulted in such debt principal payments classified to current liabilities from non-current liabilities as of December 31, 2017, as well as a decrease in our cash and cash equivalents balance due to debt installment payments and cash paid for interest.
As of December 31, 2017, we had total indebtedness under our credit facilities of $213.8 million, excluding unamortized financing fees, as compared to $216 million as of December 31, 2016.
Our short-term liquidity commitments, as of March 7, 2018, primarily relate to debt and interest repayments of approximately $34.1 million under our credit facilities and convertible promissory notes due in 2018. We expect to fund these commitments with cash on hand and cash inflows from operations. Our cash flow projections indicate that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements' issuance.
Our long-term liquidity commitments primarily relate to the repayment of our long-term debt balances under our credit facilities and convertible promissory notes issued to Jelco. Please see "– Loan Arrangements."  We expect to fund these commitments with cash on hand, refinancing of existing financing arrangements and/or public and private debt and equity transactions in the capital markets.
Cash Flows
(In thousands of US Dollars)	Year ended December 31,
	2017	2016	2015
Cash Flow Data:
Net cash provided by / (used in) operating activities	2,782	(15,339)	(4,737)
Net cash used in investing activities	(32,992)	(40,779)	(201,684)
Net cash provided by financing activities	25,341	68,672	206,902

Year ended December 31, 2017, as compared to year ended December 31, 2016

Operating Activities:  Net cash provided by operating activities amounted to $2.8 million in 2017, consisting of net income after non-cash items of $0.1 million plus a decrease in working capital of $2.7 million. Net cash used in operating activities amounted to $15.3 million in 2016, consisting of net loss after non-cash items of $13.5 million plus an increase in working capital of $1.9 million.
Investing Activities: The 2017 cash outflow resulted from the acquisition of our vessel Partnership in May 2017.
Financing Activities: The 2017 cash inflow resulted from proceeds of $34.5 million obtained from the ATB Loan Facility, proceeds of $16.2 million obtained from the May 24, 2017 Jelco Loan Facility, proceeds of $9 million obtained from the convertible promissory note issued to Jelco on September 27, 2017 and proceeds of $2.6 million from common stock issuances. The 2017 cash inflow was offset by debt repayments of: $28 million with respect to the Natixis loan facility, $4.7 million with respect to the UniCredit loan facility, $2.1 million with respect to the HSH loan facility, $1 million with respect to the ATB Loan Facility, $0.7 million with respect to the March 2015 Alpha Bank loan facility and $0.6 million loan finance fees payments. The 2016 cash inflow resulted from proceeds of $32 million obtained from the NSF loan facility, proceeds of $12.8 million obtained from the Jelco loan facility, proceeds of $22.6 million from common stock and warrants issuances and drawdowns of $9.4 million under the convertible promissory note issued to Jelco in September 2015 for the acquisition of two vessels and for working capital purposes, offset by debt repayments of $6.9 million with the respect to the Jelco Loan Facility, debt repayments of $0.65 million with respect to the March 2015 Alpha Bank loan facility and an increase of $3 million in restricted cash.
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
Loan Arrangements
Credit Facilities
March 2015 Alpha Bank A.E. Loan Facility
On March 6, 2015, we entered into a $8.75 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Leadership. On December 23, 2015 and July 28, 2016, we and Alpha Bank A.E. entered into a first and second supplemental agreement, respectively, to the facility agreement. As amended to date, the facility provides as follows: the facility bears interest at LIBOR plus a margin of 3.75% and is repayable in twenty consecutive quarterly installments. The first four installments are $0.2 million each, the next installment is $0.25 million, the next four installments are $0.1 million each and the next eleven installments are $0.25 million each, with a final balloon payment of $4.55 million due on March 17, 2020. Following the reduction by $0.6 million of four repayment instalments that was added to the balloon instalment by the second supplemental agreement, 80% of Leadership's excess earnings (as defined in the loan agreement) during each financial year starting from 2016, shall be applied by Alpha Bank towards payment of the deferred amount until same is fully repaid. The borrower under the facility is our applicable vessel-owning subsidiary and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first preferred mortgage over the vessel, a general assignment covering earnings, insurances, charter parties and requisition compensation, an account pledge agreement and technical and commercial managers' undertakings. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018, a percentage ratio of debt minus cash to market value adjusted total assets minus cash that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA to net interest expense that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, from July 1, 2017, the borrower shall ensure that the market value of the vessel plus any additional security to total facility outstanding shall not be less than 125%. The lender may accelerate the maturity of the facility and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the facility. The facility also restricts our ability to distribute dividends to our shareholders in excess of 50% of our net income except if our cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period. As of December 31, 2017, $6.8 million was outstanding under the facility, excluding the unamortized financing fees.

HSH Nordbank AG Loan Facility
On September 1, 2015, we entered into a $44.4 million senior secured loan facility with HSH Nordbank AG to finance the acquisition of the Geniuship and Gloriuship. On May 16, 2016 and February 23, 2017 we and HSH Nordbank AG entered into supplemental letter agreements to the facility agreement and related guarantee. As amended to date the facility provides as follows: the facility bears interest at LIBOR plus a margin between 3.25% and 3.6% and is repayable in twelve consecutive quarterly instalments of $1.0 million each, commencing on September 30, 2017, with a final balloon payment of $31.8 million due on June 30, 2020. Effective as of March 1, 2016, a mandatory prepayment of $3 million required under the facility is deferred to June 30, 2018. The borrowers under the facility are our two applicable vessel-owning subsidiaries and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility was made available in two advances. On October 13, 2015, we drew the first advance of $27.6 million in order to finance the acquisition of the Geniuship. On November 3, 2015, we drew the second advance of $16.8 million in order to finance the acquisition of the Gloriuship. The facility is secured by a first priority mortgage over each of the vessels, a general assignment covering earnings, charter parties, insurances and requisition compensation for each of the vessels, an earnings account pledge agreement for each of the vessels, technical and commercial managers' undertakings, a shares security deed of the two borrowers' shares and a master agreement assignment. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, or sell the vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018, a percentage ratio of total liabilities (excluding any shareholders' convertible notes)  to total assets (less any activated goodwill) that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA (excluding any gains and losses on the disposal of subsidiaries or vessels and impairments on goodwill and vessels) to net interest expense that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, after April 30, 2018, the borrowers shall ensure that the market value of the Geniuship and Gloriuship plus any additional security to the total facility outstanding and any Swap Exposure (as defined in the HSH Nordbank AG Loan Facility) shall not be less than 120%. The facility also places a restriction on the borrowers' ability to distribute dividends to Seanergy Maritime Holdings Corp., in case the market values of Geniuship and Gloriuship plus any additional security is less than 145% of the total facility outstanding and the cash balance of the borrowers after distribution of dividends is less than $3 million. The $3 million condition on payment of dividends does not apply after June 30, 2018. As of December 31, 2017, $42.3 million was outstanding under the facility, excluding the unamortized financing fees.
UniCredit Bank AG Loan Facility
On September 11, 2015, we entered into a $52.7 million secured term loan facility with UniCredit Bank AG to partly finance the acquisition of the Premiership, Gladiatorship and Guardianship. On June 3, 2016, July 29, 2016, March 7, 2017 and September 25, 2017 we and UniCredit Bank AG entered into an amendment, a supplemental letter agreement, another supplemental letter agreement and another supplemental letter agreement, respectively, to the facility agreement. As amended to date, the facility bears interest at LIBOR plus a margin of between 2.75% and 3.20%. Effective as of June 13, 2016, the margin is split into a cash portion and a capitalized portion. The capitalized portion of the margin was repaid in full on June 26, 2017. The facility is repayable in fifteen consecutive quarterly instalments of $1.6 million each, commencing on June 26, 2017, with a final balloon payment of $29.4 million due on December 28, 2020. The September 25, 2017 supplemental letter agreement deferred an installment payment due on September 25, 2017 to October 2, 2017. The borrowers under the facility are our three applicable vessel-owning subsidiaries, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility was made available in three tranches. On September 11, 2015, we drew the first tranche of $25.4 million to partly finance the acquisition of the Premiership. On September 29, 2015, we drew the second tranche of $13.6 million to partly finance the acquisition of the Gladiatorship. On October 21, 2015, we drew the third tranche of $13.6 million to partly finance the acquisition of the Guardianship. The facility is secured by a first preferred mortgage over each of the relevant vessels, a general assignment covering earnings, charter parties, insurances and requisition compensation for each of the vessels, an account pledge agreement for each of the vessels, technical and commercial managers' undertakings, a shares security deed of the three applicable vessel owning subsidiaries' shares and a hedging agreement assignment. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018, a Leverage Ratio (as defined in the UniCredit Bank AG Loan Facility) that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA to net interest expense (each as defined in the UniCredit Bank AG Loan Facility) that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, from May 1, 2018, the borrowers shall ensure that the market value of the Premiership, Gladiatorship and Guardianship plus any additional security to total facility outstanding and the cost (if any) of terminating any transactions entered into under the Hedging Agreement (as defined in the UniCredit Bank AG Loan Facility) shall not be less than 120%.  As of December 31, 2017, $48 million was outstanding under the facility, excluding the unamortized financing fees.

November 2015 Alpha Bank A.E. Loan Facility
On November 4, 2015, we entered into a $33.8 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship. On July 28, 2016 we and Alpha Bank A.E. entered into a first supplemental agreement to the facility agreement, and on April 11, 2017, we and Alpha Bank A.E. agreed to an additional amendment to the facility.  As amended to date, the facility provides as follows: the facility bears interest at LIBOR plus a margin of 3.50% and is repayable in sixteen consecutive quarterly instalments of $0.8 million each, commencing on February 12, 2018, with a final balloon payment of $20.3 million due on November 10, 2021. The borrower under the facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first preferred mortgage over the vessel, a general assignment covering earnings, insurances, charter parties and requisition compensation, an account pledge agreement and technical and commercial managers' undertakings. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018, a percentage ratio of debt minus cash to value market adjusted total assets minus cash that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA to net interest expense that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, from May 1, 2018, the borrower shall ensure that the market value of Squireship plus any additional security to total facility outstanding shall not be less than 125%. The facility also restricts our ability to distribute dividends to our shareholders in excess of 50% of our net income except if our cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period. As of December 31, 2017, $33.8 million was outstanding under the facility, excluding the unamortized financing fees.
Natixis Loan Facility
On December 2, 2015, we entered into a $39.4 million secured term loan facility with Natixis to partly finance the acquisition of the Championship. On March 7, 2017, we and Natixis entered into a supplemental agreement and a settlement agreement to the loan facility.  As amended, the facility bore interest at LIBOR plus a margin of 2.50% and was repayable in four installments: $2.0 million due April 28, 2017, $2.0 million due June 30, 2017, $3.0 million due September 29, 2017 and $32.4 million due May 2, 2018. Pursuant to the terms of the Natixis settlement agreement, we had an option, until September 29, 2017, to satisfy the full amount of the facility by making a prepayment of $28.0 million, which included any payments made in connection with the first three installment payments.  Upon such prepayment, the facility would be deemed satisfied in full. The borrower under the Natixis Loan Facility was our applicable vessel-owning subsidiary, and the facility was guaranteed by Seanergy Maritime Holdings Corp. The facility was secured by a first priority mortgage over the vessel, a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and technical and commercial managers' undertakings. The facility also imposed certain operating and financing covenants. Certain of these covenants could have significantly limited or prohibited, among other things, the borrower's ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the relevant lenders. We had received waivers until May 2, 2018, the maturity date of the loan, for certain of the covenants that required ongoing compliance in future, including requirements that (i) we maintained a Leverage Ratio (as defined in the Natixis Loan Facility) that did not exceed 75%, (ii) we maintained a ratio of EBITDA to net interest expense (each as defined in the Natixis Loan Facility) that was not less than 2:1 and (iii) we maintained liquidity in a specified amount. In addition, we had received waiver from February 1, 2017 until May 2, 2018, for the market value of the Championship plus any additional security to total facility outstanding undertaking, which should not be less than 120%.
On September 29, 2017, our lender, Natixis, entered into a deed of release and fully discharged the $35.4 million balance of our secured term loan facility obligations to the lender for a total settlement amount of $24.0 million. The first-priority mortgage over the Championship and all other securities created in favor of Natixis were irrevocably and unconditionally released pursuant to the deed of release. We recognized a gain from the Natixis refinancing of $11.4 million.

NSF Loan Facility
On November 28, 2016, we entered into a $32 million secured term loan facility with NSF to partly finance the acquisition of the Lordship and the Knightship. The facility bears fixed interest at 11% per annum, which is payable quarterly, and the principal is repayable in four consecutive quarterly instalments of $0.9 million each, commencing on March 13, 2019 and a final payment of $28.4 million due on December 13, 2019, which is the initial maturity date assuming that we do not choose to extend the facility for one or two maximum yearly periods as described below. The facility may only be extended twice so that the final maturity date shall never extend beyond the date falling on the fifth anniversary of the final drawdown date. The option to extend the facility for up to two years from the initial maturity date is subject to an extension fee of 1.75% per extended year. The borrowers under the facility are our applicable vessel-owning subsidiaries. The facility is secured by first priority mortgages and general assignment covering earnings, insurances and requisition compensation for each of the vessels, account pledge agreements, share pledge agreements of our two vessel-owning subsidiaries and technical and commercial managers' undertakings. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that (i) the borrowers maintain restricted deposits of $3 million as prepaid interest to be applied equally against the first eight quarterly interest payments of the facility, the first interest instalment commenced on March 13, 2017, (ii) the borrowers maintain an asset coverage ratio with respect to the additional vessels equal to at least 112.5% and (iii) the borrowers accumulate in each of their earnings accounts within three months from each advance relevant drawdown date, and maintain throughout the security period, a minimum amount of at least $0.25 million per additional vessel, or $0.5 million in total. The facility also places a restriction on each borrower's ability to distribute dividends to Seanergy Maritime Holdings Corp. or make any other form of distribution or effect any return of share capital if the borrower maintains a balance in its earnings account that when aggregated with a minimum liquidity amount is less than $1.0 million. As of December 31, 2017, $32 million was outstanding under the facility, excluding the unamortized financing fees.
Jelco Loan Facility
On October 4, 2016, we entered into a $4.2 million loan facility with Jelco to finance the initial deposits for the Lordship and the Knightship.  We refer to this as the Jelco Loan Facility.  On November 17, 2016 and November 28, 2016, we entered into amendments to this facility, which, among other things, increased the aggregate amount that may be borrowed under the facility to up to $12.8 million (to partially finance the remaining payment for the Lordship and the Knightship) and extended the maturity date to the earlier of (i) February 28, 2018 and (ii) the date falling 14 months from the final drawdown date. On January 12, 2018, we exercised our option to extend the maturity date of the Jelco Loan Facility to January 28, 2019. The Jelco Loan Facility bears interest at LIBOR plus a margin of 8.5% increased from 7%, following the extension of the maturity pursuant to the January 12, 2018 amendment and in accordance with the original terms of the facility, and is repayable in one bullet payment together with accrued interest thereon to the maturity date. Seanergy Maritime Holdings Corp. is the borrower under this facility. This facility is secured by second priority mortgages and general assignments covering earnings, insurances and requisition compensation on the Lordship and the Knightship, and the vessel owning subsidiaries that own the Lordship and the Knightship have provided a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under this facility. As of December 31, 2017, $5.9 million was outstanding under this facility, excluding the unamortized financing fees.
Jelco Backstop Facility
On March 28, 2017, we entered into a $47.5 million secured loan agreement with Jelco, or the Jelco Backstop Facility. Under the terms of the Jelco Backstop Facility, Jelco would make available this facility to us in the event that we were not able to secure third party financing to partially fund the Natixis settlement agreement and the balance of the purchase price of the Partnership. The Jelco Backstop Facility was terminated on September 27, 2017, and no amounts were drawn down under this facility.

ATB Loan Facility

On May 24, 2017, we entered into an up to $18 million term loan facility with Amsterdam Trade Bank N.V. to partially finance the acquisition of the Partnership. We refer to this as the ATB Loan Facility. The facility bears interest at LIBOR plus a margin of 4.65% per annum which is payable quarterly and the principal is repayable by twenty equal consecutive quarterly installments being $200 thousand each, by additional quarterly repayments of any Excess Cash (as defined in the loan facility) up to $3.6 million in total, and a final balloon payment due on the maturity date, May 26, 2022. On August 28, 2017, an additional repayment of $0.38 million was made along with the first installment payment. The loan was made available in two drawdowns: (i) $13.3 million was drawn down on May 26, 2017 and (ii) $4.7 million was drawn down on June 22, 2017. The borrower under the ATB Loan Facility is our applicable vessel-owning subsidiary. The loan is secured by a first priority mortgage and a general assignment covering earnings, insurances and requisition compensation over the Partnership, an earnings account pledge agreement, technical and commercial managers' undertakings and a charter assignment. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the relevant lenders. From June 30, 2018, certain other guarantor covenants require ongoing compliance that Seanergy Maritime Holdings Corp., on a consolidated basis, to maintain (i) a percentage ratio of net bank debt to market value adjusted total assets that does not exceed 75% and (ii) a ratio of EBITDA to net interest expense that is not less than 2:1. In addition, certain other covenants require ongoing compliance, including requirements that (i) the borrower maintains at all times a credit balance of at least $0.5 million, (ii) Seanergy Maritime Holdings Corp. maintains at all times beginning on June 30, 2017 a credit balance of at least $0.5 million per vessel, (iii) the borrower maintains an asset coverage ratio equal to at least 145% beginning on the utilization date of the first drawdown and ending on the date falling on the second anniversary and 165% at all times thereafter. The facility also places a restriction on the borrower's ability to distribute dividends to Seanergy Maritime Holdings Corp. or make any other form of distribution or effect any return of share capital unless additional repayments in an aggregate amount of $3.6 million have been made.

On September 25, 2017, in order to partially fund the refinancing of our Natixis facility, we amended and restated the ATB Loan Facility, increasing the loan amount of the facility by an additional tranche of $16.5 million, or Tranche B. The principal of Tranche B is repayable by nineteen consecutive quarterly installments, being $0.2 million each of the first four installments, $0.3 million each of the subsequent four installments, and $0.4 million each of the subsequent eleven installments, in addition to a balloon installment of any outstanding indebtedness due on the maturity date, May 26, 2022. On each quarterly repayment date, an additional repayment of at least $0.01 million, or an integral multiple of that amount, of any excess cash standing to the credit of the relevant vessel's operating account shall be applied towards reducing the balloon installment. Excess cash, as defined in the loan facility, is any amount above $1.0 million. The aggregate amount of the additional repayments, with regard to Tranche B, shall not exceed $1.25 million. The loan facility requires that the borrower shall maintain in aggregate $0.5 million as minimum liquidity. The amendment and restatement of the facility did not alter the interest rate, the maturity date, the amortization and the repayment terms of the existing tranche under the loan facility, or the financial covenants applicable to the Company as guarantor. The amended and restated loan facility is secured by first preferred mortgages and general assignments covering earnings, insurances and requisition compensation over the Partnership and Championship, earnings account pledges, shares security deeds relating to the shares of both vessels' owning subsidiaries, technical and commercial managers' undertakings and, where applicable, charter assignments. As of December 31, 2017, $33.5 million was outstanding under the facility, excluding the unamortized financing fees.

Jelco Loan Facility originally dated May 24, 2017 and amended and restated on September 27, 2017

On May 24, 2017, we entered into an up to $16.2 million loan facility with Jelco to partially finance the acquisition of the Partnership. We refer to this as the May 24, 2017 Jelco Loan Facility. On June 22, 2017 and on August 22, 2017, we entered into supplemental letters with Jelco to amend the terms of this loan facility, whereby the repayment of $4.8 million was deferred until September 29, 2017, on which date it was repaid.

On September 27, 2017, we amended and restated the May 24, 2017 Jelco Loan Facility. The amended facility currently bears interest at three-month LIBOR plus a margin of 6% per annum which is payable quarterly and the principal is repayable in one bullet payment due on the maturity date. The maturity date, which was deferred from May 24, 2018 to May 24, 2019, may, at our option, be extended to May 24, 2020, from May 24, 2019 previously. The margin will be increased by 1% if the maturity date is extended. The facility is secured by the following amended cross collaterals: second preferred mortgages over the Championship and Partnership, second priority general assignments covering earnings, insurances and requisition compensation over each vessel, guarantees from our vessel-owning subsidiaries, and a guarantee from our wholly-owned subsidiary, Emperor Holding Ltd., which is the holding company of two of our ship-owing subsidiaries owning vessels Lordship and Knightship. As of December 31, 2017, $11.5 million was outstanding under this facility, excluding the unamortized financing fees.

In February and March 2018, we have received approval from the credit committees of certain of our lenders to amend the applicable thresholds or further defer the application date of certain financial covenants and security requirements of our credit facilities for the next twelve months. This approval is subject to completion of definitive documentation.

Convertible Promissory Notes
On March 12, 2015, we issued a convertible promissory note for $4.0 million to Jelco. The note, as amended, is repayable in four installments with the first installment occurring six months after the delivery date of the Leadership and the other three installments semi-annually commencing four years after the delivery date of the Leadership, along with a balloon installment of $3.2 million payable on the final maturity date in the first quarter of 2020. The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, the principal amount under the convertible note or any part thereof may be paid at any time in common shares at a conversion price of $0.90 per share. Jelco also received customary registration rights with respect to any shares received upon conversion of the note. As of December 31, 2017, $3.8 million was outstanding under the note.
On September 7, 2015, we issued a revolving convertible promissory note to Jelco for an amount of up to $6.8 million, or the Applicable Limit. Following nine amendments to the note between December 2015 and September 2017, the Applicable Limit was raised to $21.2 million. The Applicable Limit will be reduced by $3.3 million four years following the first drawdown. The aggregate outstanding principal is repayable on the third quarter of 2020, however, principal is also repayable earlier to the extent that the aggregate outstanding principal exceeds the Applicable Limit (as it may be reduced from time to time). The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, our obligation to repay the principal amount under the revolving convertible note or any part thereof may be paid in common shares at a conversion price of $0.90 per share. Jelco also received customary registration rights with respect to any shares received upon conversion of the note. As of December 31, 2017, $21.2 million was outstanding under the note.
On September 27, 2017, we issued a convertible promissory note to Jelco for an amount of $13.75 million. The note is repayable by two consecutive annual installments of $1.375 million, with the first installment occurring 24 months after the drawdown date, along with a balloon installment of $11 million payable four years after the drawdown date. The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, the whole or any part of the principal amount under the note may be paid at any time in common shares at a conversion price of $0.90 per share. Jelco also received customary registration rights with respect to all shares upon conversion of the note. The note is secured by second preferred mortgages and second priority general assignments covering earnings, insurances and requisition compensation over the Championship and the Partnership and guarantees from our vessel-owning subsidiaries, all cross collateralized with the May 24, 2017 Jelco Loan Facility, as amended and restated. Of the $13.75 million under the note, $4.75 million was used to make a mandatory prepayment under the May 24, 2017 Jelco Loan Facility. As of December 31, 2017, $13.75 million was outstanding under the note.
Our wholly-owned subsidiary Emperor Holding Ltd. has provided a guarantee, dated September 27, 2017, to Jelco for Seanergy Maritime Holdings Corp.'s obligations under all these notes.
C.          Research and development, patents and licenses, etc.
Not applicable.
D.          Trend Information
Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2017, the Baltic Dry Index (the "BDI") registered a low of 685 on February 14, 2017 and a high of 1,743 on December 12, 2017.
Since the start of the financial crisis in 2008 the performance of the BDI has been characterized by high volatility, as the growth in the size of the dry bulk fleet outpaced growth in vessel demand for an extended period of time.
Specifically, in the period from 2009 to 2015, the size of the fleet in terms of deadweight tons grew by an annual average of about 9.3% while the corresponding growth in demand for dry bulk carriers grew by 4.6%, resulting in a drop of about 73% in the value of the BDI. In 2016 and 2017, market dynamics reversed course as the average annual fleet growth of 2.6% was slower than the corresponding demand growth of 2.8%, leading to a 70% rise in the BDI over the period. According to tentative projections, the total size of the dry bulk fleet is expected to rise by about 1.8% in 2018, compared to expected demand growth of 2.7%.
Please also see "–B. Liquidity and Capital Resources."

E.          Off-balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
F.          Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2017 (in thousands of U.S. Dollars):
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt and debt to related party	$213,800	$19,578	$143,277	$50,945	$-
Convertible promissory notes	38,715	-	27,715	11,000	-
Interest expense - long term debt and debt to related party	36,176	13,673	18,828	3,675	-
Interest expense - convertible promissory notes	7,796	2,671	4,527	598	-
Office rent	969	190	374	374	31
Total	$297,456	$36,112	$194,721	$66,592	$31
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
Name	Age	Position	Director Class
Stamatios Tsantanis	46	Chairman, Chief Executive Officer, Interim Chief Financial Officer & Director	A (term expires in 2019)
Christina Anagnostara	47	Director	B (term expires in 2020)
Elias Culucundis	75	Director*	A (term expires in 2019)
Dimitrios Anagnostopoulos	71	Director*	C (term expires in 2018)
Ioannis Kartsonas	46	Director*	C (term expires in 2018)

*Independent Director

Biographical information with respect to each of our directors and our executive officer is set forth below.
Stamatios Tsantanis has been a member of our board of directors and our chief executive officer since October 1, 2012. Mr. Tsantanis has also been the Chairman of our Board of Directors since October 1, 2013 and our Interim Chief Financial Officer since November 1, 2013. Mr. Tsantanis brings more than 19 years of experience in shipping and finance and held senior management positions in prominent shipping companies. Prior to joining us, from September 2008 he served as Group Chief Financial Officer of Target Marine S.A. and was responsible for its corporate and financial strategy. Mr. Tsantanis previously served as the Chief Financial Officer and as a Director of Top Ships Inc. from its initial public offering and listing on Nasdaq in 2004 until September 2008. Prior to that, he was an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active roles in a number of shipping corporate finance transactions. Mr. Tsantanis holds a Master's degree in Shipping Trade and Finance from the City University Business School in London, and a Bachelor's degree in Shipping Economics from the University of Piraeus.

Christina Anagnostara served as our chief financial officer from November 17, 2008 until October 31, 2013 and has served as a member of our board of directors since December 2008. She has more than 20 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. She has served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since June 2017 she is a Director of the Investment Banking Division of AXIA Ventures Group and from 2014 to 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. Between 2006 and 2008 she served as Chief Financial Officer and member of the Board of Directors of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group she worked for Eurobank EFG and Ernst & Young, the international accounting firm. Ms. Anagnostara studied Economics in Athens and is a Certified Chartered Accountant. She is a member of various industry organizations including ACCA, Propeller Club, WISTA, Shipping Finance Executives and American Hellenic Chamber of Commerce.
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
Ioannis Kartsonas has been a member of our board of directors since May 2017. Mr. Kartsonas has more than 18 years of experience in finance and commodities trading. He is currently the Principal and Managing Partner of Breakwave Advisors LLC., a commodity-focused advisory firm based in New York. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm's Shipping and Freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to his role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in Shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space including Shipping. Prior to that, he was an Equity Analyst focusing on Shipping and Energy for Standard & Poor's Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.
No family relationships exist among any of the directors and executive officers.

B.          Compensation
For the year ended December 31, 2017, we paid our executive officers and directors aggregate compensation of $0.63 million.  Our executive officers are employed by us pursuant to employment and consulting contracts.
Four of the five members of our board of directors each received a fee of $52,300 in 2017 and the fifth member, who was appointed to the board of directors in May 2017, received a fee of $37,187.  The Shipping Committee fee has been suspended since July 1, 2013 until the board of directors decides otherwise.  The aggregate director fees paid by us for the years ended December 31, 2017, 2016 and 2015 totaled 246,000, $100,000 and $80,000, respectively.
On January 12, 2011 our board of directors adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan, or the Plan. The Plan was amended and restated on December 15, 2016, to increase the aggregate number of shares of our common stock reserved for issuance under the Plan from 856,667 shares to 1,000,000 shares. The Plan was also amended and restated on February 1, 2018, to further increase the aggregate number of shares of our common stock reserved for issuance under the Plan to 3,000,000. The Plan is administered by the Compensation Committee of our board of directors.  Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our Compensation Committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient's continued service as an employee or a director of the Company, through the applicable vesting date.
On October 1, 2015, the Compensation Committee granted an aggregate of 189,000 restricted shares of common stock pursuant to the Plan. Of the total 189,000 shares issued, 36,000 shares were granted to our board of directors and the other 153,000 shares were granted to certain of our other employees. The fair value of each share on the grant date was $3.70 and will be expensed over three years. The shares to our board of directors vested over a period of two years, which commenced on October 1, 2015. On October 1, 2015, 12,000 shares vested, on October 1, 2016, 12,000 shares vested, and on October 1, 2017, 12,000 shares vested. All the shares granted to certain of our employees will vest over a period of three years, commencing on October 1, 2015. On October 1, 2015, 25,000 shares vested, on October 1, 2016, 33,000 shares vested, on October 1, 2017, 44,000 shares vested and 47,000 shares will vest on October 1, 2018.
On December 15, 2016, the Compensation Committee granted an aggregate of 772,800 restricted shares of common stock pursuant to the Plan. Of the total 772,800 shares issued, 274,800 shares were granted to our board of directors, 448,000 shares were granted to certain of our employees and 50,000 shares were granted to the sole director of the Company's commercial manager, a non-employee. The fair value of each share on the grant date was $1.30. The shares to our board of directors will vest over a period of two years, which commenced on December 15, 2016. On December 15, 2016, 91,600 shares vested, on October 1, 2017, 91,600 shares vested and 91,600 shares will vest on October 1, 2018. All the other shares granted will vest over a period of three years, which commenced on December 15, 2016. Of the shares granted to certain of our other employees, 114,500 shares vested on December 15, 2016, 114,500 shares vested on October 1, 2017, 109,500 shares will vest on October 1, 2018 and 109,500 shares will vest on October 1, 2019. Of the shares granted to the sole director of the Company's commercial manager, 15,000 shares vested on December 15, 2016, 15,000 shares vested on October 1, 2017, 10,000 shares will vest on October 1, 2018 and 10,000 shares will vest on October 1, 2019.
On February 1, 2018, the Compensation Committee granted an aggregate of 1,260,000 restricted shares of common stock pursuant to the Plan. Of the total 1,260,000 shares issued, 575,000 shares were granted to our board of directors, 665,000 shares were granted to certain of our employees and 20,000 shares were granted to the sole director of the Company's commercial manager, a non-employee. The fair value of each share on the grant date was $1.035. All the shares will vest over a period of two years. 420,024 shares vested on February 1, 2018, 419,988 shares will vest on October 1, 2018 and 419,988 shares will vest on October 1, 2019.

C.          Board Practices
Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.  Our board of directors has an audit committee, a compensation committee, a nominating committee and a shipping committee.  Our board of directors has adopted a charter for each of these committees.
Audit Committee
Our audit committee consists of Messrs. Dimitrios Anagnostopoulos and Elias Culucundis.  Our board of directors has determined that the members of the audit committee meet the applicable independence requirements of the Commission and the NASDAQ Stock Market Rules.  Our board of directors has determined that Mr. Dimitrios Anagnostopoulos is an "Audit Committee Financial Expert" under the Commission's rules and the corporate governance rules of the NASDAQ Stock Market.
The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee by NASDAQ and the Commission).  The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.
Compensation Committee
Our compensation committee consists of Messrs. Dimitrios Anagnostopoulos and Elias Culucundis, each of whom is an independent director.  The compensation committee reviews and approves the compensation of our executive officers.
Nominating Committee
Our nominating committee consists of Messrs. Elias Culucundis and Dimitrios Anagnostopoulos, each of whom is an independent director.  The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.
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

D.          Employees
We currently have one executive officer, Mr. Stamatios Tsantanis.  In addition, we employ Ms. Theodora Mitropetrou, our general counsel, and a support staff of twenty-six employees.
E.          Share Ownership
The common shares beneficially owned by our directors and executive officers are disclosed below in "Item 7. Major Shareholders and Related Party Transactions".
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
Identity of Person or Group	Number of Shares Owned	Percent of Class(2)
Claudia Restis(1)	59,780,442	73.6%
Stamatios Tsantanis	785,200	2.1%
Christina Anagnostara	—	*
Elias Culucundis	—	*
Dimitrios Anagnostopoulos	—	*
Ioannis Kartsonas	—	*
Directors and executive officers as a group (5 individuals)	1,219,333	3.2%
_______________
*	Less than one percent.
(1)
Based on the Schedule 13D/A filed by Jelco, Comet and Claudia Restis on October 20, 2017, Claudia Restis may be deemed to beneficially own 58,927,008 common shares through Jelco and 853,434 of our common shares through Comet, each through a revocable trust of which she is beneficiary. The shares she may be deemed to beneficially own through Jelco include (i) 4,222,223 common shares which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, that we issued to Jelco, (ii) 23,516,667 common shares which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended, that we issued to Jelco and (iii) 15,277,778 common shares which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 27, 2017, that we issued to Jelco.

(2)	Based on 38,239,346 common shares outstanding as of March 7, 2018 and any additional shares that such person may be deemed to beneficially own in accordance with Rule 13d-3 under the Exchange Act.

B.          Related Party Transactions
Agreement for the Acquisition of Seven Vessels
On August 6, 2015, we entered into a purchase agreement with entities affiliated with certain of our principal shareholders to acquire seven secondhand drybulk vessels, consisting of five Capesize and two Supramax vessels, for an aggregate purchase price of $183.4 million.  These included all of the vessels in our then-current fleet other than Leadership.  We took delivery of the seven vessels between September and December 2015.  The acquisition costs of the seven vessels were funded with proceeds from a $44.4 million senior secured loan facility with HSH Nordbank AG to finance the acquisition of the Geniuship and Gloriuship, a $52.7 million secured term loan facility with UniCredit Bank AG to partly finance the acquisition of the Premiership, Gladiatorship and Guardianship, a $33.8 million secured loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship, a $39.4 million secured term loan facility with Natixis to partly finance the acquisition of the Championship, the Share Purchase Agreement and an unsecured revolving convertible promissory note issued to Jelco initially for an amount up to $6.8 million.  For more information regarding our current loan facilities and convertible promissory notes, please see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources".

Share Purchase Agreements
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
Convertible Promissory Notes
On March 12, 2015, we issued a convertible promissory note for $4.0 million to Jelco. The note, as amended, is repayable in four installments with the first installment occurring six months after the delivery date of the Leadership and the other three installments semi-annually commencing four years after delivery date of the Leadership, along with a balloon installment of $3.2 million payable on the final maturity date in the first quarter of 2020. The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, the principal amount under the convertible note or any part thereof may be paid at any time in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share. Jelco also received customary registration rights with respect to any shares received upon conversion of the note. As of December 31, 2017, $3.8 million was outstanding under the note.

On September 7, 2015, we issued a revolving convertible promissory note to Jelco for an amount up to $6.8 million, or the Applicable Limit. Following nine amendments to the note between December 2015 and September 2017, the Applicable Limit was raised to $21.2 million. The Applicable Limit will be reduced by $3.3 million four years following the first drawdown. The aggregate outstanding principal is repayable on the third quarter of 2020, however, principal is also repayable earlier to the extent that the aggregate outstanding principal exceeds the Applicable Limit (as it may be reduced from time to time). The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, our obligation to repay the principal amount under the revolving convertible note or any part thereof may be paid in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share. Jelco also received customary registration rights with respect to any shares received upon conversion of the note. As of December 31, 2017, $21.2 million was outstanding under the note.
On September 27, 2017, we issued a $13.75 million convertible promissory note to Jelco. The note is repayable by two consecutive annual installments of $1.375 million with the first installment occurring 24 months after the drawdown date, the second installment occurring 36 months after the drawdown date and a balloon payment of $11.0 million four years after the drawdown date. The note bears quarterly interest at three-month LIBOR plus a margin of 5% and is payable in cash. At Jelco's option, the whole or any part of the principal amount under the note may only be paid at any time in common shares at a conversion price of $0.90 per share. The conversion price was determined and approved by a special committee of independent directors of the Company's board of directors, as well as by the board of directors itself. The special committee of independent directors of the Company's board of directors and our board of directors obtained a valuation report from an independent third party financial advisor for the fair market value of the Company's equity per share. Jelco also received customary registration rights with respect to all shares it beneficially owns, including any shares to be received upon conversion of the note. The note is secured by the following cross collaterals: second preferred mortgages over the Championship and Partnership, second priority general assignments covering earnings, insurances and requisition compensation over each vessel, guarantees from our two vessel-owning subsidiaries, and a guarantee from our wholly-owned subsidiary, Emperor Holding Ltd, which is the holding company of two of our ship-owing subsidiaries owning the Lordship and the Knightship. Of the $13.75 million under the note, $4.75 million were used to make a mandatory prepayment under the May 24, 2017 Jelco Loan Facility. As of December 31, 2017, $13.75 million was outstanding under the note.
Our wholly-owned subsidiary Emperor Holding Ltd. has provided a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under all these notes.
Jelco Loan Facilities

On October 4, 2016, we entered into a $4.2 million loan facility with Jelco, or the Jelco Loan Facility, to fund the initial deposits for the Lordship and the Knightship. On November 17, 2016 and November 28, 2016, we entered into amendments to the Jelco Loan Facility, which, among other things, increased the aggregate amount that may be borrowed under the facility to up to $12.8 million and extended the maturity date to the earlier of (i) February 28, 2018 and (ii) the date falling 14 months from the final drawdown date.  On January 12, 2018, we exercised our option to defer the final repayment date to January 28, 2019. The Jelco Loan Facility bears interest at LIBOR plus a margin of 8.5%, increased from 7%, following the extension of the final repayment date, and is repayable in one bullet payment together with accrued interest thereon on the maturity date. The Jelco Loan Facility is secured by second priority mortgages and general assignments covering earnings, insurances and requisition compensation on the Lordship and the Knightship, and the vessel owning subsidiaries that own the Lordship and the Knightship have provided a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under this facility. As of December 31, 2017, $5.9 million was outstanding under the Jelco Loan Facility, excluding the unamortized financing fees.

On March 28, 2017, we entered into a $47.5 million secured loan agreement with Jelco, or the Jelco Backstop Facility. Under the terms of the Jelco Backstop Facility, Jelco would make available this facility to us in the event that we were not able to secure third party financing to partially fund the Natixis settlement agreement and the balance of the purchase price of the Partnership. The Jelco Backstop Facility was terminated on September 27, 2017, and no amounts were drawn down under this facility.

On May 24, 2017, we entered into a loan agreement with Jelco for an amount of up to $16.2 million to fund part of the acquisition cost for the Partnership, which we refer to as the  May 24, 2017 Jelco Loan Agreement. On June 22, 2017 and August 22, 2017, we entered into supplemental letters to the May 24, 2017 Jelco Loan Agreement, which, deferred our obligation to mandatory prepay to Jelco the amount of $4.75 million due under the loan. Relevant mandatory prepayment of $4.75 million was made through the proceeds we received from the above stated note of $13.75 million issued to Jelco on September 27, 2017.

On September 27, 2017, we entered into a loan agreement with Jelco to amend and restate the May 24, 2017 Jelco Loan Agreement. The amended facility currently bears interest at three-month LIBOR plus a margin of 6% per annum and is payable quarterly with the principal being repayable in one bullet payment due on the maturity date. The maturity date, which was deferred from May 24, 2018 to May 24, 2019, may, at the Company's option, be extended to May 24, 2020. The facility is secured by second preferred mortgages, second priority general assignments covering earnings, insurances and requisition compensation over the Championship and the Partnership, guarantees from our vessel-owning subsidiaries, and a guarantee from our wholly-owned subsidiary, Emperor Holding Ltd., all cross collateralized with the convertible promissory note issued to Jelco on September 27, 2017. As of December 31, 2017, $11.45 million was outstanding under this facility.

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
ITEM 8.          FINANCIAL INFORMATION
A.          Consolidated Statements and Other Financial Information
See Item 18.
Legal Proceedings
We have previously reported that in 2010, certain of our then shareholders, including George Koutsolioutsos, who is also the former Chairman of the Board of the Company, brought suit in Greece against certain other shareholders of the Company, our former Chief Financial Officer, and the immediate successor to Mr. Koutsolioutsos as Chairman. The suit seeks damages from the defendants for alleged willful misconduct that purportedly caused the plaintiffs damage both by way of diminution of the value of their shares in the Company and harm to their reputations. The defendants have advised us that they do not believe the action has merit, and that they intend vigorously to defend it. The next hearing date in this action is currently scheduled for November 15, 2018.
Mr. Koutsolioutsos also commenced three actions in Greece during 2014 against his immediate successor as Chairman, on substantially the same or related set of grounds. The plaintiff seeks money damages in two of these cases. The next hearing date in these actions is also currently scheduled for November 15, 2018. The third case, in which the plaintiff sought an injunction, was discontinued following the plaintiffs' resignation in September 2014.
On July 2017, certain of the plaintiffs that filed the 2010 suit commenced two new lawsuits against, among others, Mr. Koutsolioutsos' immediate successor as Chairman, on substantially the same set of grounds as the two actions filed in 2014. With these new lawsuits, the plaintiffs withdrew the two actions filed in 2014 which were to be discussed on November 15, 2018 and further lessened their claim amount. The hearing of the new lawsuits is scheduled for November 15, 2018.
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
ITEM 9.          THE OFFER AND LISTING
A.          Offer and Listing Details
Our common shares and class A warrants trade on the NASDAQ Capital Market under the symbol "SHIP" and "SHIPW" respectively. The following table sets forth the high and low closing prices for each of the periods indicated for our common shares, as adjusted for the 5-for-1 reverse stock split effective January 8, 2016 and for 15-for-1 reverse stock split effective June 24, 2011.

For the Year Ended December 31,	High	Low
2017	$1.43	$0.61
2016	$7.20	$1.15
2015	$6.75	$2.75
2014	$9.95	$4.13
2013	$12.30	$4.00

For the Quarter Ended	High	Low
December 31, 2017	$1.43	$0.93
September 30, 2017	$1.23	$0.71
June 30, 2017	$1.20	$0.61
March 31, 2017	$1.25	$0.76
December 31, 2016	$7.20	$1.15
September 30, 2016	$6.20	$2.06
June 30, 2016	$3.01	$2.10
March 31, 2016	$5.54	$1.58
December 31, 2015	$4.35	$3.00
For the Month Ended	High	Low
March 1, 2018 through March 6, 2018	$1.15	$1.04
February 2018	$1.06	$1.00
January 2018	$1.10	$1.03
December 2017	$1.11	$1.00
November 2017	$1.43	$0.93
October 2017	$1.25	$0.96
September 2017	$1.23	$1.09

B.          Plan of Distribution
Not applicable.
C.          Markets
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
D.          Exchange controls
Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

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
This summary does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder's individual circumstances. In particular, this discussion considers only holders that will own and hold our common stock and warrants as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:
•	financial institutions or "financial services entities";
•	broker-dealers;
•	taxpayers who have elected mark-to-market accounting;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	certain expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 10% or more of our voting shares;
•	persons that own shares through an "applicable partnership interest";
•	persons that hold our common stock or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or
•	persons whose functional currency is not the U.S. dollar.

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
United States Federal Income Tax Consequences
Taxation of Operating Income: In General
Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income", to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, constitutes income from sources within the United States, which we refer to as "U.S. source gross shipping income".
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
For our 2017 taxable year, we had U.S. source gross shipping income of $2,118,460.
We are subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in " – Taxation in the Absence of Exemption,", unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below.  For our 2017 taxable year, we had U.S. source gross shipping income, on which we were subject to a U.S federal tax of $42,369.
Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:
•	we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and
•
more than 50% of the value of our stock is owned, directly or indirectly, by "qualified shareholders," that are persons (i) who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, and (ii) we satisfy certain substantiation requirements, which we refer to as the "50% Ownership Test"; or

•
our stock is "primarily" and "regularly" traded on one or more established securities markets in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test".

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
Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, who we refer to as "5% Shareholders". We refer to this restriction in the regulations as the "Closely-Held Rule".
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

Due to the factual nature of the issues involved, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for our subsequent taxable years.
Taxation in Absence of Exemption
To the extent the benefits of Section 883 are unavailable, our U.S. source gross shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, otherwise referred to as the "4% Tax". Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% Tax.
To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source gross shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source gross shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at a rate of 21%. In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.
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
United States Federal Income Taxation of U.S. Holders
Taxation of Distributions Paid on Common Stock
Subject to the passive foreign investment company, or PFIC, rules discussed below, any distributions made by us with respect to common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election is referred to as a "QEF election". As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the common shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2013, a U.S. Holder would be required to file an IRS Form 8621 for the year with respect to such holder's common stock.
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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder", would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock or warrants in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock or warrants), and (2) any gain realized on the sale, exchange or other disposition of our common stock or warrants. Under these special rules:
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

In addition, backup withholding of U.S. federal income tax, currently at a rate of 24%, generally should apply to distributions paid on our common stock to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of our common stock by a non-corporate U.S. Holder, who:
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

We will also provide without charge to each person, including any beneficial owner of our common stock, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report.  Please direct such requests to Investor Relations, Seanergy Maritime Holdings Corp., 16 Grigoriou Lambraki Street, 166 74 Glyfada, Athens, Greece, telephone number +30 210 8913507 or facsimile number +30 210 9638404.
I.          Subsidiary information
Not applicable.
ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to risks associated with changes in interest rates relating to our unhedged variable–rate borrowings, according to which we pay interest at LIBOR plus a margin; as such increases in interest rates could affect our results of operations and ability to service our debt.  As of December 31, 2017, we had aggregate variable-rate borrowings, including the convertible promissory notes issued to Jelco, of $221 million.  An increase of 1% in the interest rates of our variable-rate borrowings as of December 31, 2017 would increase our interest payments $2.3 million per year.  We have not entered into any hedging contracts to protect against interest rate fluctuations.  We expect to manage any exposure in interest rates through our regular operating and financing activities.
Foreign Currency Exchange Rate Risk
We generate all of our revenue in U.S. dollars.  The minority of our operating expenses (approximately 2% in 2017) and the majority of our general and administrative expenses (approximately 62% in 2017) are in currencies other than the U.S. dollar, primarily the Euro.  For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction.  We do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2017, these non-US dollar expenses represented 6% of our revenues.  However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations.  We have not hedged currency exchange risks associated with our expenses.
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
ITEM 15.          CONTROLS AND PROCEDURES
a)          Disclosure Controls and Procedures
Management (our Chief Executive Officer / Interim Chief Financial Officer) has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2017).  The term disclosure controls and procedures is defined under the Commission's rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management (our Chief Executive Officer / Interim Chief Financial Officer, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
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
Management (our Chief Executive Officer / Interim Chief Financial Officer), has assessed the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the framework established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2017.

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
ITEM 16.          [RESERVED]
ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Dimitrios Anagnostopoulos, an independent director and a member of our audit committee, is an "Audit Committee Financial Expert" under Commission rules and the corporate governance rules of the NASDAQ Stock Market.
ITEM 16B.          CODE OF ETHICS
We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers and directors.  Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.seanergymaritime.com.  Information on our website does not constitute a part of this annual report and is not incorporated by reference.  We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request.  We intend to disclose any waivers to or amendments of the Code of Business Conduct and Ethics for the benefit of any of our directors and executive officers within 5 business days of such waiver or amendment.  Shareholders may direct their requests to the attention of Investor Relations, Seanergy Maritime Holdings Corp., 16 Grigoriou Lambraki Street, 16674 Glyfada, Athens, Greece, telephone number +30 210 8913507 or facsimile number +30 210 9638404.
ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountants are Ernst & Young (Hellas) Certified Auditors-Accountants S.A., or EY. EY has billed us for audit, audit-related and non-audit services as follows:
	2017	2016
Audit fees	$202,000	$161,000
Audit related fees	129,000	223,000
Tax fees	-	-
All other fees	-	-
Total fees	$331,000	$384,000

Audit fees for 2017 and 2016 related to professional services rendered for the audit of our financial statements for the years ended December 31, 2017 and 2016, respectively. Audit related fees for 2017 and 2016 related to services provided related to our equity offerings during 2017 and 2016, respectively.  As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Please see "Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions–Share Purchase Agreements" for a description of our recent sales of our common shares to certain of our affiliates.
ITEM 16F.          CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
None.

ITEM 16G.          CORPORATE GOVERNANCE
As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of NASDAQ's corporate governance rules.  The Company's corporate governance practices deviate from NASDAQ's corporate governance rules in the following ways:
•
In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA, providing that the board of directors approve share issuances and adoptions of and material amendments to equity compensation plans. Likewise, in lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances, consistent with the BCA and our amended and restated articles of incorporation and second amended and restated by-laws, the board of directors approves certain share issuances.

•	The Company's Board is not required to have an Audit Committee comprised of at least three members. Our Audit Committee is comprised of two members.
•	The Company's Board is not required to meet regularly in executive sessions without management present.
•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our second amended and restated bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting.

Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards.
ITEM 16H.          MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17.          FINANCIAL STATEMENTS
See Item 18.
ITEM 18.          FINANCIAL STATEMENTS
The financial information required by this item, together with the report of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., is set forth on pages F-1 through F-34 and are filed as part of this annual report.
ITEM 18.1          SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF SEANERGY MARITIME HOLDINGS CORP. (PARENT COMPANY ONLY)
The Schedule I, beginning on page F-30, is filed as part of this report.
ITEM 19.	EXHIBITS
Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation(1)
1.2	Second Amended and Restated Bylaws(2)
1.3	Amendment to Amended and Restated Articles of Incorporation(3)
1.4	Second Amendment to Amended and Restated Articles of Incorporation(4)
1.5	Third Amendment to Amended and Restated Articles of Incorporation(5)
1.6	Fourth Amendment to Amended and Restated Articles of Incorporation(6)
1.7	Fifth Amendment to Amended and Restated Articles of Incorporation(7)
2.1	Specimen Common Stock Certificate(8)
4.1	Registration Rights Agreement dated March 26, 2010 between the registrant, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. (9)
4.2	Registration Rights Agreement dated January 4, 2012 between the registrant, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. (10)
4.3	Registration Rights Agreement dated June 24, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp. (11)
4.4	Registration Rights Agreement dated September 29, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp. (12)
4.5	Amended and Restated Equity Incentive Plan of the registrant adopted on February 1, 2018*
4.6	Ship Technical Management Agreement dated February 11, 2015 between Leader Shipping Co. and V.Ships Greece Ltd. (13)
4.7	Novation Agreement to Ship Technical Management Agreement dated July 27, 2015, among V.Ships Greece Ltd., Leader Shipping Co. and V.Ships Limited (14)
4.8	Addendum No. 1 to Technical Management Agreement dated March 18, 2016, between Leader Shipping Co. and V.Ships Limited (15)
4.9	Form of Ship Technical Management Agreement with V.Ships Limited (16)
4.10	Commercial Management Agreement dated March 2, 2015 between Seanergy Management Corp. and Fidelity Marine Inc. (17)
4.11
Amendment No. 1 to Commercial Management Agreement dated September 11, 2015 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (18)

4.12
Amendment No. 2 to Commercial Management Agreement dated March 24, 2016 between Seanergy Management Corp.  and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (19)

4.13
Amendment No. 3 to Commercial Management Agreement dated February 1, 2018 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015*

4.14	Loan Agreement dated March 6, 2015 between Leader Shipping Co. and Alpha Bank A.E. (20)

4.15	First Supplemental Agreement dated December 23, 2015 between Leader Shipping Co. and Alpha Bank A.E. with respect to the Loan Agreement dated March 6, 2015 (21)
4.16	Second Supplemental Agreement dated July 28, 2016 between Leader Shipping Co. and Alpha Bank A.E. with respect to the Loan Agreement dated March 6, 2015 (22)
4.17	Convertible Promissory Note dated March 12, 2015 issued by the registrant to Jelco Delta Holding Corp. (23)
4.18	Amendment No. 1 to Convertible Promissory Note dated May 14, 2015, with respect to the Convertible Promissory Note dated March 12, 2015 (24)
4.19	Mutual Consent dated September 18, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Promissory Note dated March 12, 2015 (25)
4.20	Amendment No. 2 to Convertible Promissory Note dated September 18, 2017, with respect to the Convertible Promissory Note dated March 12, 2015 (26)
4.21	Share Purchase Agreement dated March 12, 2015 between the registrant and Stamatios Tsantanis (27)
4.22	Registration Rights Agreement dated March 12, 2015 between the registrant and Stamatios Tsantanis (28)
4.23	Loan Agreement dated September 1, 2015 between Sea Glorius Shipping Co., Sea Genius Shipping Co., HSH Nordbank AG and the Banks and Financial Institutions listed in Schedule 1 thereto (29)
4.24	Supplemental Letter dated May 16, 2016 from HSH Nordbank AG to Sea Glorius Shipping Co. and Sea Genius Shipping Co. with respect to the Loan Agreement dated September 1, 2015 (30)
4.25	Supplemental Letter dated February 23, 2017 from HSH Nordbank AG to Sea Glorius Shipping Co., Sea Genius Shipping Co. and the registrant with respect to the Loan Agreement dated September 1, 2015 (31)
4.26	Revolving Convertible Promissory Note dated September 7, 2015 issued by the registrant to Jelco Delta Holding Corp. (32)
4.27
First Amendment to the Revolving Convertible Promissory Note dated December 1, 2015 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Promissory Note dated September 7, 2015 (33)

4.28
Second Amendment to the Revolving Convertible Promissory Note dated December 14, 2015 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Promissory Note dated September 7, 2015 (34)

4.29
Third Amendment to the Revolving Convertible Promissory Note dated January 27, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Promissory Note dated September 7, 2015 (35)

4.30
Fourth Amendment to the Revolving Convertible Promissory Note dated March 7, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Promissory Note dated September 7, 2015 (36)

4.31
Fifth Amendment to the Revolving Convertible Promissory Note dated April 21, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Promissory Note dated September 7, 2015 (37)

4.32
Sixth Amendment to the Revolving Convertible Promissory Note dated May 17, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Promissory Note dated September 7, 2015 (38)

4.33
Seventh Amendment to the Revolving Convertible Promissory Note dated June 16, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Promissory Note dated September 7, 2015 (39)

4.34
Eighth Amendment to the Revolving Convertible Promissory Note dated March 28, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Promissory Note dated September 7, 2015 (40)

4.35	Mutual Consent dated September 8, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Promissory Note dated September 7, 2015 (41)
4.36
Ninth Amendment to the Revolving Convertible Promissory Note dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Promissory Note dated September 7, 2015 (42)

4.37	Facility Agreement dated September 11, 2015 between Premier Marine Co., Gladiator Shipping Co., Guardian Shipping Co., the registrant and UniCredit Bank AG (43)
4.38
Supplemental Agreement dated June 3, 2016 between Premier Marine Co., Gladiator Shipping Co., Guardian Shipping Co., the registrant and UniCredit Bank AG with respect to the Facility Agreement dated September 11, 2015 (44)

4.39
Supplemental Letter dated July 29, 2016 from UniCredit Bank AG to Premier Marine Co., Gladiator Shipping Co., Guardian Shipping Co. and the registrant with respect to the Facility Agreement dated September 11, 2015 (45)

4.40
Supplemental Letter dated March 7, 2017 from UniCredit Bank AG to Premier Marine Co., Gladiator Shipping Co., Guardian Shipping Co. and the registrant with respect to the Facility Agreement dated September 11, 2015 (46)

4.41
Supplemental Letter dated September 25, 2017 from UniCredit Bank AG to Premier Marine Co., Gladiator Shipping Co., Guardian Shipping Co. and the registrant with respect to the Facility Agreement dated September 11, 2015 (47)

4.42	Loan Agreement dated November 4, 2015 between Squire Ocean Navigation Co. and Alpha Bank A.E. (48)
4.43	First Supplemental Agreement dated July 28, 2016 between Alpha Bank A.E. and Squire Ocean Navigation Co. with respect to the Loan Agreement dated November 4, 2015 (49)
4.44	Facility Agreement dated December 2, 2015 between Champion Ocean Navigation Co., the registrant and Natixis (50)
4.45	Supplemental Agreement dated March 7, 2017 between Champion Ocean Navigation Co., the registrant and Natixis with respect to the Facility Agreement dated December 2, 2015 (51)
4.46	Settlement Agreement dated March 7, 2017 between Champion Ocean Navigation Co., the registrant and Natixis with respect to the Facility Agreement dated December 2, 2015 (52)
4.47	Memorandum of Agreement dated September 26, 2016 with respect to Lordship (53)
4.48	Addendum No. 1 dated October 6, 2016 with respect to the Memorandum of Agreement dated September 26, 2016 (54)
4.49	Addendum No. 2 dated November 15, 2016 with respect to the Memorandum of Agreement dated September 26, 2016 (55)
4.50	Memorandum of Agreement dated September 26, 2016 with respect to Knightship (56)
4.51	Addendum No. 1 dated October 6, 2016 with respect to the Memorandum of Agreement dated September 26, 2016 (57)
4.52	Addendum No. 2 dated November 16, 2016 with respect to the Memorandum of Agreement dated September 26, 2016 (58)
4.53	Amended and Restated Loan Agreement dated November 28, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Loan Agreement dated October 4, 2016 (59)
4.54	Loan Agreement dated November 28, 2016 between Lord Ocean Navigation Co., Knight Ocean Navigation Co., the Entities listed in Schedule 1 thereto and Northern Shipping Fund III LP (60)
4.55	Loan Agreement dated March 28, 2017 between the registrant and Jelco Delta Holding Corp. (61)
4.56	Termination Letter dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Loan Agreement dated March 28, 2017*
4.57	Memorandum of Agreement dated March 28, 2017 with respect to Partnership (62)
4.58	Addendum No. 1 dated April 25, 2017 with respect to the Memorandum of Agreement dated March 28, 2017 (63)
4.59	Addendum No. 2 dated May 15, 2017 with respect to the Memorandum of Agreement dated March 28, 2017 (64)
4.60	Addendum No. 3 dated May 30, 2017 with respect to the Memorandum of Agreement dated March 28, 2017 (65)
4.619
Amended and Restated Facility Agreement dated September 25, 2017 between Partner Shipping Co., Champion Ocean Navigation Co., the registrant and Amsterdam Trade Bank N.V. with respect to the Facility Agreement dated May 24, 2017 (66)

4.62	Amended and Restated Loan Agreement dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Loan Agreement dated May 24, 2017 (67)
4.63	Convertible Promissory Note dated September 27, 2017 issued by the registrant to Jelco Delta Holding Corp. (68)
4.64	Registration Rights Agreement dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. (69)
4.65	Guarantee dated September 27, 2017 between Emperor Holding Ltd. and Jelco Delta Holding Corp. (70)
8.1	List of Subsidiaries*
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Ernst & Young (Hellas) Certified Auditors-Accountants S.A.*
101	The following financial information from the registrant's annual report on Form 20-F for the fiscal year ended December 31, 2017, formatted in Extensible Business Reporting Language (XBRL)*
(1) Consolidated Balance Sheets as of December 31, 2017 and 2016;
(2) Consolidated Statements of Income/(loss) for the years ended December 31, 2017, 2016 and 2015;
(3) Consolidated Statements of Shareholders' (Deficit) / Equity for the years ended December 31, 2017, 2016 and 2015; and
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015.

*	Filed herewith
(1)	Incorporated herein by reference to Annex M to Exhibit 99.1 to the registrant's report on Form 6-K filed with the Commission on July 31, 2008 (File No. 001-33690).

(2)	Incorporated herein by reference to Exhibit 99.1 to the registrant's report on Form 6-K filed with the Commission on July 20, 2011.

(3)	Incorporated herein by reference to Exhibit 3.3 to the registrant's registration statement on Form F-1MEF filed with the Commission on August 28, 2009 (File No. 333--161595).
(4)	Incorporated herein by reference to Exhibit 3.4 to the registrant's report on Form 6-K filed with the Commission on September 16, 2010 (File No. 001-34848).
(5)	Incorporated herein by reference to Exhibit 1 to the registrant's report on Form 6-K filed with the Commission on June 27, 2011.
(6)	Incorporated herein by reference to Exhibit 1 to the registrant's report on Form 6-K filed with the Commission on August 5, 2011.
(7)	Incorporated herein by reference to Exhibit 3.7 to the registrant's report on Form 6-K filed with the Commission on January 7, 2016.
(8)	Incorporated herein by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed with the Commission on January 7, 2016.
(9)	Incorporated herein by reference to Exhibit 4.1 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(10)	Incorporated herein by reference to Exhibit 4.2 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(11)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by United Capital Investments Corp. with the Commission on September 12, 2014.
(12)	Incorporated herein by reference to Exhibit D to the Schedule 13D related to the registrant filed by Jelco Delta Holding Corp. with the Commission on March 12, 2015.
(13)	Incorporated herein by reference to Exhibit 4.51 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(14)	Incorporated herein by reference to Exhibit 4.10 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(15)	Incorporated herein by reference to Exhibit 4.11 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(16)	Incorporated herein by reference to Exhibit 4.12 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(17)	Incorporated herein by reference to Exhibit 4.52 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(18)	Incorporated herein by reference to Exhibit 4.14 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(19)	Incorporated herein by reference to Exhibit 4.15 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(20)	Incorporated herein by reference to Exhibit 4.53 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(21)	Incorporated herein by reference to Exhibit 4.17 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(22)	Incorporated herein by reference to Exhibit 10.18 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(23)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on April 13, 2015.
(24)	Incorporated herein by reference to Exhibit 10.17 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(25)	Incorporated herein by reference to Exhibit 10.18 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(26)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.
(27)	Incorporated herein by reference to Exhibit 4.57 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.

(28)	Incorporated herein by reference to Exhibit 4.58 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(29)	Incorporated herein by reference to Exhibit 4.38 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(30)	Incorporated herein by reference to Exhibit 10.43 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(31)	Incorporated herein by reference to Exhibit 4.43 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(32)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 29, 2015.
(33)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on December 29, 2015.
(34)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on December 29, 2015.
(35)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on February 11, 2016.
(36)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on March 14, 2016.
(37)	Incorporated herein by reference to Exhibit 10.1 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.
(38)	Incorporated herein by reference to Exhibit 10.2 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.
(39)	Incorporated herein by reference to Exhibit 10.3 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.
(40)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on April 7, 2017.
(41)	Incorporated herein by reference to Exhibit 10.34 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(42)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.
(43)	Incorporated herein by reference to Exhibit 4.39 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(44)	Incorporated herein by reference to Exhibit 10.45 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(45)	Incorporated herein by reference to Exhibit 10.46 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(46)	Incorporated herein by reference to Exhibit 4.47 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(47)	Incorporated herein by reference to Exhibit 10.40 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(48)	Incorporated herein by reference to Exhibit 4.40 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(49)	Incorporated herein by reference to Exhibit 10.48 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(50)	Incorporated herein by reference to Exhibit 4.41 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(51)	Incorporated herein by reference to Exhibit 4.51 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(52)	Incorporated herein by reference to Exhibit 4.52 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(53)	Incorporated herein by reference to Exhibit 10.50 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(54)	Incorporated herein by reference to Exhibit 10.47 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(55)	Incorporated herein by reference to Exhibit 10.48 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(56)	Incorporated herein by reference to Exhibit 10.51 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.

(57)	Incorporated herein by reference to Exhibit 10.50 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(58)	Incorporated herein by reference to Exhibit 10.51 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(59)	Incorporated herein by reference to Exhibit 10.52 to the registrant's registration statement on Form F-1/A filed with the Commission on November 29, 2016.
(60)	Incorporated herein by reference to Exhibit 10.53 to the registrant's registration statement on Form F-1/A filed with the Commission on November 29, 2016.
(61)	Incorporated herein by reference to Exhibit 4.55 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(62)	Incorporated herein by reference to Exhibit 4.56 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(63)	Incorporated herein by reference to Exhibit 4.57 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(64)	Incorporated herein by reference to Exhibit 10.57 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(65)	Incorporated herein by reference to Exhibit 10.58 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(66)	Incorporated herein by reference to Exhibit 10.59 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(67)	Incorporated herein by reference to Exhibit 10.60 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(68)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.
(69)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.
(70)	Incorporated herein by reference to Exhibit 10.63 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chairman & Chief Executive Officer

Date: March 7, 2018

Seanergy Maritime Holdings Corp.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Seanergy Maritime Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seanergy Maritime Holdings Corp. (the Company) as of December 31, 2017 and 2016, the related consolidated statements of loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and financial statement schedule listed in the Index at Item 18.1 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
We have served as the Company's auditor since 2012.
Athens, Greece
March 7, 2018

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2017 and 2016
 (In thousands of US Dollars, except for share and per share data)

	Notes	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	4	8,889	12,858
Restricted cash	4, 7	1,550	1,550
Accounts receivable trade, net		3,626	2,783
Inventories	5	4,797	4,049
Other current assets		636	1,089
Total current assets		19,498	22,329

Fixed assets:
Vessels, net	6	254,730	232,109
Office equipment, net		-	19
Total fixed assets		254,730	232,128

Other non-current assets:
Deferred charges		846	1,572
Restricted cash, non-current	4, 7	600	1,500
Other non-current assets		31	5
TOTAL ASSETS		275,705	257,534

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt, net of deferred finance costs	7	19,216	10,301
Current portion of convertible promissory notes	3	-	200
Trade accounts and other payables		8,778	6,350
Accrued liabilities		4,725	2,529
Deferred revenue		1,741	1,850
Total current liabilities		34,460	21,230

Non-current liabilities:
Long-term debt, net of current portion and deferred finance costs	7	175,805	198,497
Due to related parties, non-current	3	17,342	5,878
Long-term portion of convertible promissory notes	3	6,785	1,097
Total liabilities		234,392	226,702

Commitments and contingencies	9	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2017 and 2016; 36,979,346 and 34,072,210 shares issued and outstanding as at December 31, 2017 and 2016, respectively	10	3	3
Additional paid-in capital	3	383,007	369,291
Accumulated deficit		(341,697)	(338,462)
Total Stockholders' equity		41,313	30,832
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		275,705	257,534

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Loss
For the years ended December 31, 2017, 2016 and 2015
(In thousands of US Dollars, except for share and per share data)

	Notes	2017	2016	2015
Revenues:
Vessel revenue		77,710	35,983	11,661
Commissions		(2,876)	(1,321)	(438)
Vessel revenue, net		74,834	34,662	11,223
Expenses:
Voyage expenses		(34,949)	(21,008)	(7,496)
Vessel operating expenses		(19,598)	(14,251)	(5,639)
Management fees		(1,016)	(895)	(336)
General and administration expenses		(5,081)	(4,134)	(2,804)
General and administration expenses - related party		-	-	(70)
Loss on bad debts		-	-	(30)
Amortization of deferred dry-docking costs		(870)	(556)	(38)
Depreciation		(10,518)	(8,531)	(1,865)
Operating income / (loss)		2,802	(14,713)	(7,055)
Other income / (expenses), net:
Interest and finance costs	11	(12,277)	(7,235)	(1,460)
Interest and finance costs - related party	3 & 11	(5,122)	(2,616)	(399)
Gain on debt refinancing	7	11,392	-	-
Interest and other income		47	20	-
Foreign currency exchange losses, net		(77)	(45)	(42)
Total other expenses, net		(6,037)	(9,876)	(1,901)
Net loss before income taxes		(3,235)	(24,589)	(8,956)
Income taxes		-	(34)	-
Net loss		(3,235)	(24,623)	(8,956)

Net loss per common share
Basic	12	(0.09)	(1.20)	(0.83)
Weighted average common shares outstanding
Basic	12	35,845,890	20,553,007	10,773,404

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2017, 2016 and 2015
 (In thousands of US Dollars, except for share data)

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total stockholders' equity

Balance, January 1, 2015	3,977,854	-	307,559	(304,883)	2,676
Issuance of common stock (Note 10)	15,355,559	2	13,819	-	13,821
Issuance of convertible promissory notes (Note 3)	-	-	15,765	-	15,765
Gain on extinguishment of convertible promissory notes (Note 3)	-	-	(200)	-	(200)
Stock based compensation (Note 13)	189,000	-	178	-	178
Net loss	-	-	-	(8,956)	(8,956)
Balance, December 31, 2015	19,522,413	2	337,121	(313,839)	23,284
Issuance of common stock and warrants (Note 10)	13,785,000	1	22,146	-	22,147
Issuance of convertible promissory notes (Note 3)	-	-	9,400	-	9,400
Stock based compensation (Notes 1 & 13)	764,797	-	624	-	624
Net loss	-	-	-	(24,623)	(24,623)
Balance, December 31, 2016	34,072,210	3	369,291	(338,462)	30,832
Issuance of commons stock (Note 10)	2,782,136	-	2,597	-	2,597
Issuance of convertible promissory notes (Note 3)	-	-	10,389	-	10,389
Stock based compensation (Notes 10 & 13)	125,000	-	730	-	730
Net loss	-	-	-	(3,235)	(3,235)
Balance, December 31, 2017	36,979,346	3	383,007	(341,697)	41,313

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2017, 2016 and 2015
 (In thousands of US Dollars)

	2017	2016 (as adjusted – Note 2)	2015 (as adjusted – Note 2)
Cash flows from operating activities:
Net loss	(3,235)	(24,623)	(8,956)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation	10,518	8,531	1,865
Amortization of deferred dry-docking costs	870	556	38
Amortization of deferred finance charges	531	265	72
Amortization of convertible promissory note beneficial conversion feature	2,127	1,163	334
Gain on extinguishment of convertible promissory notes	-	-	(200)
Stock based compensation	730	624	178
Loss on bad debt	-	-	30
Gain on debt refinancing	(11,392)	-	-
Changes in operating assets and liabilities:
Accounts receivable trade, net	(843)	(1,496)	(1,287)
Inventories	(748)	(1,069)	(2,980)
Other current assets	453	(432)	(353)
Deferred charges	(144)	(934)	(1,232)
Other non-current assets	(26)	(5)	-
Trade accounts and other payables	2,345	371	5,715
Due to related parties	-	-	(105)
Accrued liabilities	1,705	14	1,990
Deferred revenue	(109)	1,696	154
Net cash provided by / (used in) operating activities	2,782	(15,339)	(4,737)
Cash flows from investing activities:
Acquisition of vessels and improvements	(32,992)	(40,779)	(201,684)
Net cash used in investing activities	(32,992)	(40,779)	(201,684)
Cash flows from financing activities:
Net proceeds from issuance of common stock and warrants	2,637	22,606	13,820
Proceeds from long term debt	34,500	32,000	179,047
Proceeds from convertible promissory notes	9,000	9,400	15,765
Proceeds from related party debt	16,200	12,800	-
Repayments of related party debt	-	(6,900)	-
Payments of financing costs	(561)	(584)	(930)
Repayments of long term debt	(36,435)	(650)	(600)
Repayments of convertible promissory notes	-	-	(200)
Net cash provided by financing activities	25,341	68,672	206,902
Net (decrease) / increase in cash and cash equivalents and restricted cash	(4,869)	12,554	481
Cash and cash equivalents and restricted cash at beginning of period	15,908	3,354	2,873
Cash and cash equivalents and restricted cash at end of period	11,039	15,908	3,354

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	14,661	7,973	855

Non cash financing activities:
Conversion of related party debt into convertible promissory note	(4,750)	-	-

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

a.	Subsidiaries in Consolidation:

Seanergy's subsidiaries included in these consolidated financial statements as of December 31, 2017, are as follows:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp.(1) (3)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp.(1) (3)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co.(1)	Marshall Islands	Gloriuship	November 3, 2015	N/A
Sea Genius Shipping Co.(1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Leader Shipping Co.(1)	Marshall Islands	Leadership	March 19, 2015	N/A
Premier Marine Co.(1)	Marshall Islands	Premiership	September 11, 2015	N/A
Gladiator Shipping Co.(1)	Marshall Islands	Gladiatorship	September 29, 2015	N/A
Guardian Shipping Co.(1)	Marshall Islands	Guardianship	October 21, 2015	N/A
Champion Ocean Navigation Co.(1)	Liberia	Championship	December 7, 2015	N/A
Squire Ocean Navigation Co.(1)	Liberia	Squireship	November 10, 2015	N/A
Emperor Holding Ltd.(1)	Marshall Islands	N/A	N/A	N/A
Knight Ocean Navigation Co.(6)	Liberia	Knightship	December 13, 2016	N/A
Lord Ocean Navigation Co.(6)	Liberia	Lordship	November 30, 2016	N/A
Partner Shipping Co.(1)	Marshall Islands	Partnership	May 31, 2017	N/A
Pembroke Chartering Services Limited (1)(4)(5)	Malta	N/A	N/A	N/A
Martinique International Corp.(1)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014
Harbour Business International Corp.(1)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014
Maritime Capital Shipping Limited (1)	Bermuda	N/A	N/A	N/A
Maritime Capital Shipping (HK) Limited (2)(3)	Hong Kong	N/A	N/A	N/A
Maritime Glory Shipping Limited (2)	British Virgin Islands	Clipper Glory	May 21, 2010	December 4, 2012
Maritime Grace Shipping Limited (2)	British Virgin Islands	Clipper Grace	May 21, 2010	October 15, 2012
Atlantic Grace Shipping Limited (2)(5)	British Virgin Islands	N/A	N/A	N/A

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
(6) Vessel owning subsidiaries owned by Emperor Holding Ltd.

2.	Significant Accounting Policies:

(a)	Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) and include the accounts and operating results of Seanergy and its wholly-owned subsidiaries where Seanergy has control.  Under Accounting Standards Codification (ASC or Codification) 810 Consolidation, the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity (VIE) for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates its various arrangements to determine if any variable interests relating to an entity exist. The Company has not identified any entities for which it holds a variable interest. The Company deconsolidates a subsidiary or derecognizes a group of assets when it no longer controls the subsidiary or group of assets. When control is lost, the parent-subsidiary relationship no longer exists and the Company derecognizes the assets and liabilities of the qualifying subsidiary or group of assets. A gain or loss is recognized upon the deconsolidation of a subsidiary or derecognition of a group of assets. All significant intercompany balances and transactions and any intercompany profit or loss on assets remaining with the group have been eliminated in the accompanying consolidated financial statements.

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
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates include evaluation of relationships with other entities to identify whether they are variable interest entities, determination of vessel useful lives and salvage value, allocation of purchase price in a business combination, determination of vessels impairment and determination of goodwill impairment.
(c)	Foreign Currency Translation
Seanergy's functional currency is the United States dollar since the Company's vessels operate in international shipping markets and therefore primarily transact business in US Dollars. The Company's books of accounts are maintained in US Dollars. Transactions involving other currencies are translated into the United States dollar using exchange rates, which are in effect at the time of the transaction. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to United States dollars at the foreign exchange

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

rate prevailing at year-end. Gains or losses resulting from foreign currency translation are reflected in the consolidated statement of loss.
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
Accounts receivable trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2017 and 2016 amounted to $NIL and $43, respectively.
(h)	Inventories
Inventories consist of lubricants and bunkers. On January 1, 2017, the Company adopted Accounting Standards Update (ASU) No. 2015-11, Inventory, effective for the fiscal year ending December 31, 2017 and interim periods within this fiscal year. Previous guidance required an entity to measure inventory at the lower of cost or market. Market could be the replacement cost, net realizable value or net realizable value less an approximately normal profit margin. Under new guidance, entities are required to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The adoption of this guidance had no impact on the Company's results of operations, cash flows and net assets for any period. Cost is determined by the first in, first out method.
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
Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Up to September 30, 2015, management estimated the useful life of the Company's vessels to be 30 years from the date of initial delivery from the shipyard. On October 1, 2015, the Company changed that estimate to 25 years. This change increased depreciation expense by $289 (approximately $0.03 per share) for the year ended December 31, 2015. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton ("LWT"). Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. On October 1, 2015, the Company revised the salvage value of its vessels from $420 per lightweight ton to $295.5 per lightweight ton. This change increased depreciation expense by $235 (approximately $0.02 per share) for the year ended December 31, 2015.
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

The Company determines undiscounted projected operating cash flows, for each vessel and compares it to the vessel's carrying value. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and its eventual disposition are less than its carrying amount, the Company impairs the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the peak and trough years, available for each type of vessel) adjusted for commissions, expected off hires due to scheduled vessels' maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses, management fees and scheduled vessels' maintenance.

The Company's assessment concluded that no impairment loss should be recorded as of December 31, 2017.

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

Deferred revenue represents cash received prior to the balance sheet date and is related to revenue applicable to periods after such date.

Charterers individually accounting for more than 10% of revenues during the years ended December 31, 2017, 2016 and 2015 were:

Customer	2017	2016	2015
A	17%	-	-
B	17%	-	-
C	-	18%	-
D	-	12%	15%
E	-	-	47%
F	-	-	12%
G	-	-	10%
Total	34%	30%	84%

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(p)	Commissions
Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions to third parties are included in Commissions. Brokerage commissions to third parties are included in Voyage expenses.
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

Maritime Capital Shipping (HK) Limited, the Company's management office in Hong Kong, is subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the year. The estimated profits tax for the year ended December 31, 2017 is $NIL.

Seanergy Management Corp. ("Seanergy Management"), the Company's management company, established in Greece under Greek Law 27/1975 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros. The contribution to be paid in 2018 by Seanergy Management for 2017 is estimated at $57.

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

The Company and each of its subsidiaries did not qualify for this statutory tax exemption for the 2017 and 2016 taxable years, as the Company did not meet the 50% Ownership Test requirement for either year.

The Company estimates that since no more than the 50% of its shipping income will be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. Some of the charterparties contain clauses that permit the Company to seek reimbursement from charterers of any U.S. tax paid. The Company has sought reimbursement and has secured payment from all of its charterers for the 2017 taxable year. Based on its U.S. source shipping income for 2017, 2016 and 2015, the Company is subject to U.S. federal income tax of approximately $NIL, $34 and $NIL.

(u)      Stock-based Compensation

Stock-based compensation represents vested and non-vested common stock granted to directors and employees for their services as well as to non-employees. For common stock granted to directors and employees, the Company calculates stock-based compensation expense for the award based on its fair value on the grant date and recognizes it on an accelerated basis over the vesting period. For common stock granted to non-employees, the Company calculates stock-based compensation expense for the award based on its fair value at each financial reporting date and recognizes the aggregate fair value on the measurement date (i.e., the vesting date). The Company assumes that all non-vested shares will vest. The Company does not include estimated forfeitures in determining the total stock-based compensation expense because it estimates the forfeitures of non-vested shares to be immaterial. The Company re-evaluates the reasonableness of its assumption at each reporting period. On January 1, 2017, the Company adopted ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting, effective for the fiscal year ending December 31, 2017 and interim periods within this fiscal year. The adoption of this guidance has had no impact on the Company's results of operations, cash flows and net assets for any period.
(v)	Earnings (Losses) per Share
Basic earnings (losses) per common share are computed by dividing net income (loss) available to Seanergy's shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (losses) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants and shares issued under the Equity Incentive Plan. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible promissory notes. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.
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

(ab)	Going Concern
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern. ASU No. 2014-15 provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and on related required footnote disclosures.  For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year from the date the financial statements are issued.

Recent Accounting Pronouncements Adopted
In November 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-18 Statement of Cash Flows (Topic 230) – Restricted Cash which addresses the presentation of changes in restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 will reduce diversity in how entities present changes in restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period. The Company early adopted ASU No. 2016-18 in 2017. The only effect the adoption of ASU No. 2016-18 had on prior-period information is the presentation of the restricted cash on the statement of cash flows. Specifically, the line item Restricted cash released/(retained) was removed from the Cash flows from financing activities section of the statement of cash flows and the beginning period and ending period cash balances now include restricted cash. Comparative periods of the statement of cash flow have been retrospectively adjusted to reflect the adoption of ASU No. 2016-18.

In January 2017, the FASB issued ASU No. 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323). ASU 2017-03 amends the Codification for U.S. Securities and Exchange Commission (SEC) staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to the Company's consolidated financial statements was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with Staff Accounting Bulletin (SAB) Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance did not have a material effect on the Company's consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted
In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718). ASU 2017-09 clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. ASU 2017-09 allows companies to make certain changes to awards without accounting for them as modifications. It does not change the accounting for modifications. ASU 2017-09 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 for all entities. Early adoption is permitted, including adoption in any interim period for which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The FASB has issued several ASUs which clarify the guidance in ASU No. 2014-09 and have the same effective date as the original standard. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU No. 2014-09 indicates that an entity should perform a five-step approach in recognizing revenue, which might require more judgement and estimates compared to existing U.S. GAAP standards. The update is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing and ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The Company reviewed the contracts with its customers and performed an assessment on the impact of the new standard in terms of accounting and reporting processes affected. The Company will adopt the new standard for the interim periods after December 31, 2017, using the modified retrospective transition method. Upon adoption, the Company will recognize the cumulative effect of adopting this guidance as an adjustment to its opening balance of retained earnings as of January 1, 2018. Prior periods will not be retrospectively adjusted. While the assessment of certain effects of the adoption of new standard are still ongoing, the timing of revenue recognition will primarily affect spot market voyage charters. Currently, revenue is recognized from the latter of the completion of the previous voyage and the signing of the next charter party until completion of cargo discharge. Under the new standard, revenue will be recognized beginning from when the vessel arrives at the load port until completion of cargo discharge. In addition, voyage expenses occurred between signing the charter party and arrival at loading port will be deferred and amortized during the charter period. The Company expects that the adoption of new standard will result in an increase in the opening Accumulated deficit balance as of January 1, 2018 of approximately $300 as a result of the adjustment of Vessels revenue and Voyage expenses. The Company is currently evaluating presentation and disclosure requirements of ASU No. 2014-09 on the consolidated financial statements.

3.	Transactions with Related Parties:

a.	Convertible Promissory Notes:

March 12, 2015 Convertible Promissory Note
On March 12, 2015 ("commitment date"), the Company issued a convertible promissory note of $4,000 to Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is the Company's principal shareholder, for general corporate purposes. The convertible note, as amended, is repayable in four installments with the first installment occurring six months after the delivery date of the M/V Leadership and the other three installments semi-annually commencing four years after the delivery date of the M/V Leadership, along with a balloon installment of $3,200 payable on the final maturity date, March 19, 2020. The note bears interest at three-month LIBOR plus a margin of 5% with quarterly interest payments. At Jelco's option, the outstanding principal amount under the convertible note or any part thereof may be paid at any time in common shares at a conversion price of $0.90 per share. Jelco also received customary registration rights with respect to all shares upon conversion of the note. The note is secured by a guarantee from the Company's wholly-owned subsidiary, Emperor Holding Ltd., which is the holding company of the M/V Lordship and the M/V Knightship.
The Company accounted for the issuance of the March 2015 convertible promissory note in accordance with the beneficial conversion features ("BCF") guidance of ASC 470-20. The intrinsic value of the BCF was determined as the number of shares converted from the convertible note times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument. As of December 31, 2015, the Company had paid the first installment, with the entire payment recorded as a reduction to Additional paid-in capital.
September 27, 2017 Convertible Promissory Note
On September 27, 2017, the Company issued a convertible promissory note to Jelco for an amount of $13,750. The note is repayable by two consecutive annual installments of $1,375, with the first installment occurring 24 months after the drawdown date, along with a balloon installment of $11,000 payable four years after the drawdown date. The note bears interest at three-month LIBOR plus a margin of 5% with quarterly interest payments. At Jelco's option, the whole or any part of the principal amount under the note may be paid at any time in common shares at a conversion price of $0.90 per share. Jelco also received customary registration rights with respect to all shares upon conversion of the note. The note is secured by second preferred mortgages and second priority general assignments covering earnings, insurances and requisition compensation over the M/V Championship and the M/V Partnership,

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

guarantees from the Company's vessel-owning subsidiaries, and a guarantee from the Company's wholly-owned subsidiary, Emperor Holding Ltd.; all cross collateralized with the loan entered into with Jelco on May 24, 2017, as amended and restated. Of the $13,750 under the note, $4,750 were used to make a mandatory prepayment under the May 24, 2017 Jelco loan facility.
The Company accounted for the issuance of the September 2017 convertible promissory note in accordance with the beneficial conversion features ("BCF") guidance of ASC 470-20. The intrinsic value of the BCF was determined as the number of shares converted from the convertible note times the positive difference between the fair value of stock on the commitment date and the contractual conversion price. The intrinsic value of the BCF at the commitment date was not greater than the proceeds allocated to the convertible instrument and the amount of the discount assigned to the BCF was $10,389.

The debt movement of the convertible notes is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2015	4,000	(4,000)	103	103
Amortization (Note 11)	-	-	322	322
Balance, December 31, 2016	4,000	(4,000)	425	425
Additions	13,750	(10,389)	-	3,361
Amortization (Note 11)	-	-	792	792
Balance, December 31, 2017	17,750	(14,389)	1,217	4,578

The equity movement of the convertible notes is presented below:

Additional paid-in capital
Balance, December 31, 2015	3,800
Balance, December 31, 2016	3,800
Intrinsic value of BCF	10,389
Balance, December 31, 2017	14,189

September 7, 2015 Revolving Convertible Promissory Note
On September 7, 2015 ("commitment date"), the Company issued a revolving convertible promissory note to Jelco for an amount up to $6,765 (the "Applicable Limit") for general corporate purposes. Following nine amendments to the revolving convertible note between December 2015 and September 2017, the Applicable Limit was raised to $21,165. The Applicable Limit will be reduced by $3,300 four years following the first drawdown. The aggregate outstanding principal is repayable in September 2020. However, the principal is also repayable earlier to the extent that the aggregate outstanding principal exceeds the Applicable Limit (as it may be reduced from time to time). The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, the Company's obligation to repay the principal amount under the revolving convertible note or any part thereof may be paid in common shares at a conversion price of $0.90 per share. Jelco also received customary registration rights with respect to all shares upon conversion of the note. The note is secured by a guarantee from the Company's wholly-owned subsidiary, Emperor Holding Ltd. The Company has drawn down the entire $21,165 as of December 31, 2017.

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

The debt movement of the revolving convertible note is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2015	11,765	(11,765)	31	31
Additions	9,400	(9,400)	-	-
Amortization (Note 11)	-	-	841	841
Balance, December 31, 2016	21,165	(21,165)	872	872
Amortization (Note 11)	-	-	1,335	1,335
Balance, December 31, 2017	21,165	(21,165)	2,207	2,207

The equity movement of the revolving convertible note is presented below:

Additional paid-in capital
Balance, December 31, 2015	11,765
Intrinsic value of BCF	9,400
Balance, December 31, 2016	21,165
Balance, December 31, 2017	21,165

b.	Loan Agreements:

On October 4, 2016, the Company entered into a $4,150 loan facility with Jelco to finance the initial deposits for the vessels M/V Lordship and M/V Knightship. On November 17, 2016 and November 28, 2016, the Company entered into amendments to this facility, which, among other things, increased the aggregate amount that could be borrowed under the facility to up to $12,800 (to partially finance the remaining payment for the M/V Lordship and the M/V Knightship) and extended the maturity date to the earlier of (i) February 28, 2018 and (ii) the date falling 14 months from the final drawdown date with the option to further defer to the earlier of (i) February 28, 2019 and (ii) the date falling 26 months from the final drawdown date. As of December 31, 2016, the Company had drawn down the entire $12,800. The facility bore interest at LIBOR plus a margin of 9% per annum and is repayable in one bullet payment together with accrued interest thereon to the maturity date. The facility further provided that the Company was required to prepay Jelco (i) in the event of a public offering by the Company of Seanergy Maritime Holdings Corp's securities, an amount equal to 25 percent of the net offering proceeds and (ii) $1,900 upon the delivery of the M/V Knightship. Seanergy Maritime Holdings Corp. is the borrower under this facility. The margin would be reduced by 2% upon a $5,000 prepayment by the Company or increased by 1.5% if the maturity date was extended in accordance with the terms of the facility. The facility is secured by second priority mortgages and general assignments covering earnings, insurances and requisition compensation on the M/V Lordship and the M/V Knightship, and the vessel owning subsidiaries that own the M/V Lordship and the M/V Knightship have provided a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under this facility. On December 14, 2016, following the delivery of M/V Knightship on December 13, 2016, the company prepaid Jelco $1,900 in accordance with the facility provisions. Additionally, on December 14, 2016, following the completion of the Company's public offering of 10,000,000 of

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

its common shares on December 13, 2016 (Note 10), the company prepaid Jelco $5,000 in accordance with the facility provisions. The $5,000 comprised of (i) $3,430 mandatory prepayment as per the 25 percent of the then estimated net offering proceeds provision described above and (ii) $1,570 voluntary prepayment. As a result of the $5,000 prepayment, the margin was reduced by 2% to 7%. On January 12, 2018, the Company exercised its option to defer the final repayment date from January 28, 2018 to January 28, 2019. The margin increased from 7% to 8.5% following such extension of the final maturity date, in accordance with the original terms of the facility. As of December 31, 2017, $5,900 was outstanding under this loan facility. The balance sheet amount is shown net of deferred financing costs.
On March 28, 2017, the Company entered into a $47,500 secured loan agreement with Jelco. Under the terms of this agreement, Jelco would have made available this facility to the Company in the event that the Company was not able to secure third party financing to partly fund the Natixis settlement agreement (Note 7), as well as the balance purchase price of the M/V Partnership (Notes 6 and 7). This facility was terminated on September 27, 2017, and no amounts were drawn down under this facility.
On May 24, 2017, the Company entered into an up to $16,200 loan facility with Jelco to partially finance the acquisition of the M/V Partnership. The Company drew down the $16,200 on May 24, 2017. On June 22, 2017 and on August 22, 2017, the Company entered into supplemental letters with Jelco to amend the terms of this loan facility, whereby the mandatory repayment of $4,750 was deferred until September 29, 2017. On September 27, 2017, the facility was amended and restated. The amended facility currently bears interest at three-month LIBOR plus a margin of 6% per annum which is payable quarterly and the principal is repayable in one bullet payment due on the maturity date. The maturity date, which was deferred from May 24, 2018 to May 24, 2019, may, at the Company's option, be extended to May 24, 2020, from May 24, 2019 previously. The margin will be increased by 1% if the maturity date is extended. The mandatory repayment of the $4,750 was financed by the convertible promissory note to Jelco on September 27, 2017. The facility is secured by the following amended cross collaterals: second preferred mortgages over the M/V Championship and M/V Partnership, second priority general assignments covering earnings, insurances and requisition compensation over each vessel, guarantees from our vessel-owning subsidiaries, and a guarantee from the Company's wholly-owned subsidiary, Emperor Holding Ltd. As of December 31, 2017, $11,450 was outstanding under this loan facility. The balance sheet amount is shown net of deferred financing costs.

4.	Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows:

	December 31, 2017	December 31, 2016
Cash and cash equivalents	8,889	12,858
Restricted cash	1,550	1,550
Restricted cash, non-current	600	1,500
Total	11,039	15,908

As of December 31, 2017, restricted cash amounts include $1,500 of restricted deposits as contractually required under the loan facility with Northern Shipping Fund III LP, or NSF (Note 7), $500 of minimum liquidity requirements as per the Amsterdam Trade Bank N.V. loan agreement (Note 7), $100 in dry-docking reserve accounts as per the Amsterdam Trade Bank N.V. loan agreement and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company's financial institutions. Minimum liquidity, not legally restricted, of $5,500 as per the Company's credit facilities covenants is included in Cash and cash equivalents. As of December 31, 2016, restricted cash amounts include $3,000 of restricted deposits as contractually required under the loan facility with NSF (Note 7) and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company's financial institutions.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

5.	Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2017	December 31, 2016
Lubricants	582	553
Bunkers	4,215	3,496
Total	4,797	4,049

6.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2017	December 31, 2016
Cost:
Beginning balance	242,462	201,684
- Additions	33,120	40,778
Ending balance	275,582	242,462

Accumulated depreciation:
Beginning balance	(10,353)	(1,844)
- Additions	(10,499)	(8,509)
Ending balance	(20,852)	(10,353)

Net book value	254,730	232,109

On March 28, 2017, the Company entered into an agreement with an unaffiliated third party to acquire a secondhand Capesize vessel, at a gross purchase price of $32,650. On May 31, 2017, the Company acquired the 2012 Capesize, 179,213 DWT vessel M/V Partnership. The acquisition was financed with the Amsterdam Trade Bank N.V. loan facility (Note 7), the Jelco loan facility entered into on May 24, 2017 (Note 3) and by cash on hand. Additionally, approximately $465 worth of expenditures that increased the earning capacity and improved the efficiency of certain vessels were capitalized.
On September 26, 2016, the Company entered into separate agreements with an unaffiliated third party for the purchase of two second hand Capesize vessels for a gross purchase price of $20,750 per vessel. On November 30, 2016, the Company acquired the first of the two vessels, the 2010 Capesize, 178,838 DWT vessel M/V Lordship. On December 13, 2016, the Company acquired the second of the two vessels, the 2010 Capesize, 178,978 DWT vessel M/V Knightship. The vessels were financed through the loan facility with NSF (Note 7), through the loan facility with Jelco (Note 3) and by cash on hand.
All vessels are mortgaged to secured loans (Notes 3 and 7).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

7.	Long-Term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2017	December 31, 2016
Secured loan facilities	196,450	210,130
Less: Deferred financing costs	(1,429)	(1,332)
Total	195,021	208,798
Less - current portion	(19,216)	(10,301)
Long-term portion	175,805	198,497

On March 6, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $8,750. The loan was used to partially finance the acquisition of the M/V Leadership. The loan bears interest of LIBOR plus a margin of 3.75% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel. The facility places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy's net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy's consolidated installment and debt interest payments for the following eighteen-month period. The Company has paid the first eleven installments as of December 31, 2017. On December 23, 2015, the Company amended the loan agreement with Alpha Bank A.E. in order to (i) defer from December 31, 2015, to June 30, 2018, the requirement that the Company maintain a corporate leverage ratio (as defined in the loan facility) that does not exceed 75%, and (ii) defer from December 31, 2015, to June 30, 2018, the requirement that the Company maintain a ratio of EBITDA to net interest expense (as defined in the loan facility) that is not less than 2:1. On July 28, 2016, the Company further amended the loan agreement with Alpha Bank A.E. in order to (i) defer from December 31, 2015, to July 1, 2017, the security requirement that the market value of M/V Leadership plus any additional security to loan outstanding (as defined in the loan facility) shall not be less than 125% and (ii) defer part of the then next four installments to the final maturity date. Following the reduction of the four instalments that was added to the balloon instalment, 80% of M/V Leadership's excess earnings (as defined in the loan agreement) during each financial year starting from 2016, shall be applied by Alpha Bank towards payment of the deferred amount until same is fully repaid. The outstanding loan balance as of December 31, 2017 is repayable in consecutive quarterly installments being $250 each, along with a balloon installment of $4,550 payable on the final maturity date, March 17, 2020.
On September 1, 2015, the Company entered into a loan agreement with HSH Nordbank AG, for a secured loan facility in an amount of $44,430. The loan was used to pay for the acquisition of the vessels M/V Geniuship and M/V Gloriuship. The loan is repayable in twelve consecutive quarterly installments commencing on September 30, 2017, the first three installments being approximately $1,049 each, the fourth installment being approximately $4,050, the next eight installments being approximately $1,049 each, along with a balloon installment of $28,837 payable on the final maturity date, June 30, 2020. The loan bears interest of LIBOR plus margins between 3.4% and 3.6% with quarterly interest payments. Following a mandatory prepayment of $3,000 on June 30, 2018, the margin will be reduced to 3.25%. The loan facility is secured by a first priority mortgage over the two vessels. On May 16, 2016, the Company entered into a supplemental letter to the senior secured loan facility with HSH Nordbank AG. Effective as of March 1, 2016, the supplemental letter has deferred certain prepayments to June 30, 2018. On February 23, 2017, the Company reached an agreement with HSH Nordbank AG to (i) defer from October 1, 2017, to May 1, 2018, the security coverage requirement that the market value of M/V Geniuship and M/V Gloriuship plus any additional security to total facility outstanding and any Swap Exposure (as defined in the loan facility) not be less than 120%, (ii) defer from December 31, 2017, to June 30, 2018, the requirement that the Company, on a consolidated basis, maintains a percentage ratio of total liabilities (excluding any shareholders' convertible notes) to total assets (less any activated goodwill) that does not exceed 75% and (iii) defer from the quarter ending December 31, 2017, to the quarter ending June 30, 2018, of the requirement that the Company maintains a ratio of earnings before interest, taxes, depreciation and amortization ("EBITDA"), excluding any gains and losses on the disposal of subsidiaries or vessels and impairments on goodwill and vessels, to interest payments that is not less than 2:1.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On September 11, 2015, the Company entered into a facility agreement with UniCredit Bank AG, for a secured loan facility in an amount of $52,705. The loan was made available to partially finance the acquisition of the vessels M/V Premiership, M/V Gladiatorship and M/V Guardianship. The loan is repayable in fifteen consecutive quarterly installments being $1,552 each, commencing on June 26, 2017, along with a balloon installment of $29,425 payable on the final maturity date, December 28, 2020. The loan bears interest of LIBOR plus a margin of 3.20% if the value to loan ratio is lower than 125%, 3.00% if the value to loan ratio is between 125% and 166.67% and 2.75% if the value to loan is higher than 166.67% with quarterly interest payments. The loan is secured by a first priority mortgage over the three vessels. On June 3, 2016, the Company entered into a supplemental letter in order to split the margin into a cash portion and a capitalized portion. The capitalized portion of the margin was repaid in full as of June 30, 2017. In addition, the application of certain covenants is deferred to at least June 30, 2017. On July 29, 2016, the Company further entered into a supplemental letter pursuant to which effective as of December 11, 2015, the requirement for Seanergy Maritime Holdings Corp., as guarantor, to maintain liquidity in a specified amount is delayed until July 1, 2017. On March 7, 2017, the Company reached an agreement with UniCredit Bank AG  to (i) defer from June 30, 2017, to May 1, 2018, the security coverage requirement that the market value of M/V Premiership, M/V Gladiatorship and M/V Guardianship plus any additional security to total facility outstanding and the cost, if any, of terminating any transactions entered into under the Hedging Agreement (as defined in the loan facility) shall not be less than 120%, (ii) defer from September 30, 2017, to June 30, 2018, the requirement that the Company maintain a leverage ratio (as defined in the loan facility) that does not exceed 75%, and (iii) defer from September 30, 2017, to June 30, 2018, the requirement that the Company maintain a ratio of EBITDA to net interest expense (as defined in the loan facility) that is not less than 2:1. On September 25, 2017, the Company entered into a supplemental letter in order to defer the installment due on September 25, 2017 to October 2, 2017. The installment was paid on October 2, 2017.
On November 4, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $33,750. The loan was used to partially finance the acquisition of the M/V Squireship. On November 10, 2015, the Company drew down the $33,750. The loan is repayable in sixteen consecutive quarterly installments being approximately $844 each, commencing on February 12, 2018, along with a balloon installment of $20,250 payable on the final maturity date, November 10, 2021. The loan bears interest of LIBOR plus a margin of 3.50% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel. The facility places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of the Company's net income except in case the cash and marketable securities are equal or greater than the amount required to meet the Company's consolidated installment and debt interest payments for the following eighteen-month period. On July 28, 2016, the Company further amended the loan agreement in order to defer certain liquidity covenants to July 1, 2017 and to also waive any event of non-compliance with such covenant that occurred post December 31, 2015.  On April 11, 2017, the Company also reached an agreement with Alpha Bank A.E. to defer from January 1, 2018, to May 1, 2018, of the security requirement that the market value of M/V Squireship plus any additional security to the total facility outstanding shall not be less than 125%.
On December 2, 2015, the Company entered into a facility agreement with Natixis, for a secured loan facility in an amount of $39,412. The loan was used to partially finance the acquisition of the M/V Championship. On December 7, 2015, the Company drew down the $39,412. The loan was repayable in fifteen consecutive quarterly installments being $985 each, commencing on June 30, 2017, along with a balloon installment of $24,637 payable on the final maturity date, February 26, 2021. The loan bore interest of LIBOR plus a margin of 2.50% with quarterly interest payments. The loan was secured by a first priority mortgage over the vessel. On March 7, 2017, the Company entered into a supplemental and a settlement agreement with Natixis to the secured term loan facility dated December 2, 2015.  Under the terms of the supplemental agreement the secured term loan was repayable in four installments: $2,000 due April 28, 2017, $2,000 due June 30, 2017, $3,000 due September 29, 2017, and $32,412 due May 2, 2018.  In addition, the supplemental agreement waived the application of the minimum required security cover requirement and all the financial covenant requirements under the secured term loan facility until the termination date of the loan, which was May 2, 2018. Under the terms of the settlement agreement, the Company

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

had an option, until September 29, 2017, to satisfy the full amount of the facility by making a prepayment of $28,000, which included any payments made in connection with the first three installment payments.  Upon such prepayment, the facility would be deemed satisfied in full. On September 29, 2017, Natixis entered into a deed of release and fully discharged the $35,412 outstanding balance of the secured term loan facility obligations to the lender for a total settlement amount of $24,000 on September 29, 2017. The first-priority mortgage over the M/V Championship and all other securities created in favour of Natixis were irrevocably and unconditionally released pursuant to the deed of release. The Company recognized a gain from the Natixis refinancing of $11,392, net of $6 refinancing charges and $14 write-off of unamortized deferred financing charges.
On November 28, 2016, the Company entered into a $32,000 secured term loan facility with NSF to partly finance the acquisition of the two second hand Capesize vessels M/V Lordship and M/V Knightship. The facility bears interest at 11% per annum, which is payable quarterly, and the principal is repayable in four consecutive quarterly installments of $900 each, commencing on March 13, 2019 and a final payment of $28,400 due on December 13, 2019 (initial termination date). The facility may be extended twice so that the final termination date shall never extend beyond the date falling on the fifth anniversary of the final drawdown date. The option to extend the facility for up to another two years from the initial termination date is subject to an extension fee of 1.75% per extended year of each relevant loan outstanding amount. The borrowers must maintain restricted deposits of $1,500, each, as prepaid interest to be applied equally against the first eight quarterly interest payments of the facility. As of December 13, 2016, the Company had drawn down the entire $32,000.

On May 24, 2017, the Company entered into an up to $18,000 term loan facility with Amsterdam Trade Bank N.V., to partially finance the acquisition of the M/V Partnership. The loan bears interest at LIBOR plus a margin of 4.65% per annum which is payable quarterly. The principal is repayable by twenty equal consecutive quarterly installments being $200 each and a balloon installment of $14,000 due on the maturity date, May 26, 2022. On each quarterly repayment date, an additional repayment of at least $10, or an integral multiple of that amount, of any excess cash standing in the vessel's operating account shall be applied towards reducing the balloon installment. Excess cash, as defined in the loan facility, is any amount above $1,000. The aggregate amount of the additional repayments shall not exceed $3,600. On August 28, 2017, an additional repayment of $380 was made along with the first installment payment. The loan was made available in two drawdowns: (i) $13,250 was drawn down on May 26, 2017 and (ii) $4,750 was drawn down on June 22, 2017. The loan facility requires that the borrower shall maintain in aggregate $500 as minimum liquidity. The loan is secured by a first priority mortgage over the vessel.

On September 25, 2017, in order to partially fund the refinancing of the Natixis facility, the Amsterdam Trade Bank loan Facility was amended and restated, increasing the loan amount of the facility by an additional tranche of $16,500, or Tranche B. The principal of Tranche B is repayable by nineteen consecutive quarterly installments, being $200 each of the first four installments, $300 each of the subsequent four installments, and $400 each of the subsequent eleven installments, in addition to a balloon installment of any outstanding indebtedness due on the maturity date, May 26, 2022. On each quarterly repayment date, an additional repayment of at least $10, or an integral multiple of that amount, of any excess cash standing to the credit of the relevant vessel's operating account shall be applied towards reducing the balloon installment. Excess cash, as defined in the loan facility, is any amount above $1,000. The aggregate amount of the additional repayments, with regard to Tranche B, shall not exceed $1,250. The loan facility requires that the borrower shall maintain in aggregate $500 as minimum liquidity. The amendment and restatement of the facility did not alter the interest rate, the maturity date, the amortization and the repayment terms of the existing tranche under the loan facility, or the financial covenants applicable to the Company as guarantor. The amended and restated loan facility is secured by first preferred mortgages and general assignments covering earnings, insurances and requisition compensation over the M/V Partnership and M/V Championship, earnings account pledges, shares security deeds relating to the shares of both vessels' owning subsidiaries, technical and commercial managers' undertakings and, where applicable, charter assignments.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The borrowers under each of the above six facilities are the applicable vessel owning subsidiaries, and five out six facilities are guaranteed by Seanergy Maritime Holdings Corp.
The weighted average interest rate of long-term debt as at December 31, 2017, 2016 and 2015, was 5.47%, 3.88% and 3.60%, respectively.

The annual principal payments required to be made after December 31, 2017, are as follows:

Year ended December 31,	Amount
2018	19,578
2019	48,881
2020	77,046
2021	26,025
2022	24,920
Total	196,450

8.	Financial Instruments:

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

Fair Value of Financial Instruments
The fair values of the financial instruments shown in the consolidated balance sheets as of December 31, 2017 and 2016, represent management's best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.
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

b.
Long-term debt: The carrying value of long-term debt with variable interest rates approximates the fair market value as the long-term debt bears interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt are similar to those that could be procured as of December 31, 2017, and the carrying value of $32,000 approximates the fair market value of $31,941. The fair value of the fixed interest long-term debt has been

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

obtained through Level 2 inputs of the fair value hierarchy which includes observable inputs other than quoted prices included in Level 1.

9.	Commitments and Contingencies:

Contingencies
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
Commitments

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, time charter contracts as of December 31, 2017, will be $5,869 during 2018. These amounts do not include any assumed off-hire.
The following table sets forth the Company's office rental obligations as at December 31, 2017:

Year ended December 31,	Amount
2018	190
2019	187
2020	187
2021	187
2022	187
Total	938

10.	Capital Structure:

(a)  Common Stock
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

$6,900 of the Jelco loan facility (Note 3) and for general corporate purposes, including funding of vessel acquisitions.
On December 21, 2016, the Company completed the sale of an additional 1,300,000 of its common shares and 1,500,000 class A warrants to purchase 1,500,000 common shares of the Company, at a price of $1.49 per share and $0.01 per class A warrant, respectively, pursuant to the exercise of the over-allotment option granted to the underwriters in the Company's public offering that closed on December 13, 2016. The net proceeds were approximately $1,775, which proceeds were used for general corporate purposes, including funding of vessel acquisitions.
On February 3, 2017, the Company entered into an Equity Distribution Agreement with Maxim Group LLC, or "Maxim", as sales agent, under which the Company would offer and sell, from time to time through Maxim up to $20,000 of its common shares. The Company would determine, at its sole discretion, the timing and number of shares to be sold pursuant to the Equity Distribution Agreement along with any minimum price below which sales would not be made.  Maxim would make any sales pursuant to the Equity Distribution Agreement using its commercially reasonable efforts consistent with its normal trading and sales practices. Sales of common shares, if any, would be made by means of ordinary brokers' transactions on the Nasdaq Capital Market, in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made to or through a market maker other than on an exchange, at prices related to the prevailing market prices or at negotiated prices. On June 27, 2017, the Company and Maxim mutually terminated the Equity Distribution Agreement. As of June 27, 2017, the Company has sold a total of 2,782,136 of its common shares for aggregate net proceeds of $2,597 in connection with this public at-the-market offering. Maxim has received aggregate compensation for such sales of $86 as of June 27, 2017.
On April 10, 2017, the Company issued 125,000 of its common shares to an unaffiliated third party for the provision of professional services related to the Company's internet-based investor relations efforts. The related expense for the 125,000 shares granted amounted to $115 and is included under general and administrative expenses as stock based compensation.
On May 18, 2017, the Company was notified by NASDAQ that it was no longer in compliance with NASDAQ Listing Rule 5550(a)(2) because the closing bid price of the Company's common stock for 30 consecutive business days, from April 5, 2017 to May 17, 2017, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market. This notification had no effect on the listing of the Company's common stock, and the applicable grace period to regain compliance is 180 days, expiring on November 14, 2017. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period and it meets all other listing standards and requirements, the Company may be eligible for an additional 180-day grace period. On September 5, 2017, the Company received a letter from The Nasdaq Stock Market confirming that it has regained compliance with the minimum bid price requirement.
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
On December 21, 2016, in connection with the exercise of the over-allotment option granted to the underwriters in the public offering of December 13, 2016, the Company granted an additional 1,500,000 class A warrants at a price of $0.01 per class A warrant with an exercise price of $2.00 each. In connection with the offering, the Company also issued the representative of the underwriters a warrant ("Warrant II)" to purchase 65,000 of its common shares ("Warrant Shares"). The purchase price of one Warrant Share, which will be received by the Company, is equal to $1.875. Exercise of the purchase rights represented by Warrant II may be made, in whole or in part. The class A warrants are immediately exercisable and expire on December 13, 2021. If and only if an effective registration statement covering the issuance of the common shares under the class A warrants is not available, the class A warrants may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the class A warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to class A warrant agreement. Similarly, if and only if an effective registration statement covering the issuance of the common shares under Warrant II is not available, the Warrant II may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the representative's warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to representative's warrant agreement. The Warrant II is exercisable beginning June 6, 2017 and expires on December 7, 2019.
As of December 31, 2017, the Company had outstanding warrants, including both the class A warrants and Warrant I and Warrant II issued to the representative of the underwriters, exercisable to purchase an aggregate of 12,065,000 shares of the Company's common shares.
11.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:
	Year ended December 31,
	2017	2016	2015
Interest on long-term debt	11,698	6,943	1,353
Amortization of debt issuance costs	518	265	72
Other	61	27	35
Total	12,277	7,235	1,460

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Interest and finance costs-related party are analyzed as follows:
	Year ended December 31,
	2017	2016	2015
Interest on long-term debt - related party	1,182	155	-
Amortization of debt issuance costs related party	13	-	-
Convertible notes interest expense	1,800	1,298	265
Convertible notes amortization of debt discount	2,127	1,163	334
Gain on extinguishment of convertible notes	-	-	(200)
Total	5,122	2,616	399

12.	Loss per Share:

The calculation of net loss per common share is summarized below:

	For the years ended December 31,
	2017	2016	2015
Net loss	(3,235)	(24,623)	(8,956)

Weighted average common shares outstanding – basic	35,845,890	20,553,007	10,773,404
Net loss per common share – basic	$(0.09)	$(1.20)	$(0.83)

As of December 31, 2017, 2016 and 2015, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares of non-vested equity incentive plan shares (Note 13) and of unexercised warrants (Note 10), both calculated with the treasury stock method, as well as shares assumed to be converted with respect to the convertible promissory notes (Note 3) calculated with the if-converted method.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

13.          Equity Incentive Plan:

On December 15, 2016, the Compensation Committee granted an aggregate of 772,800 restricted shares of common shares, pursuant to the 2011 Equity Incentive Plan. Of the total 772,800 shares, 274,800 shares were granted to the Company's board of directors, 448,000 shares were granted to certain of the Company's other employees and 50,000 shares were granted to the sole director of the Company's commercial manager, a non-employee. As of December 31, 2017, 45,534 shares remained reserved for issuance under the Company's Equity Incentive Plan.

Restricted shares during 2017, 2016 and 2015 is analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2014	-	$-
Granted	189,000	3.70
Vested	(37,000)	3.70
Outstanding at December 31, 2015	152,000	$3.70
Granted	772,800	1.30
Vested	(264,100)	1.69
Forfeited	(8,000)	3.70
Outstanding at December 31, 2016	652,700	$1.67
Vested	(275,100)	1.77
Outstanding at December 31, 2017	377,600	$1.60

The fair value of the restricted shares has been determined with reference to the closing price of the Company's common share on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of loss over the respective vesting periods. The related expense for shares granted to the Company's board of directors and certain of its employees for the years ended December 31, 2017, 2016 and 2015, amounted to $591, $604 and $178, respectively, and is included under general and administration expenses. The unrecognized cost for the non-vested shares granted to the Company's board of directors and certain of its employees as of December 31, 2017 and 2016 amounted to $242 and $833, respectively. The related expense for shares granted to non-employees for the years ended December 31, 2017, 2016 and 2015, amounted to $24, $20 and $NIL, respectively, and is included under voyage expenses. At December 31, 2017, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company's board of directors and its other employees not yet recognized is expected to be recognized is 1.57 years.

14.          Subsequent Events:

a)	On January 12, 2018, the Company exercised its option to defer the final repayment date from January 28, 2018 to January 28, 2019 relating to the Jelco Loan Facility originally dated October 4, 2016.

b)
On February 1, 2018, the Compensation Committee granted an aggregate of 1,260,000 restricted shares of common stock pursuant to the Plan. Of the total 1,260,000 shares issued, 575,000 shares were granted to the board of directors, 665,000 shares were granted to certain of the Company's employees and 20,000 shares were granted to the sole director of the Company's commercial manager, a non-employee. The fair value of each share on the grant date was $1.035. All the shares will vest over a period of two years. 420,024 shares vested on February 1, 2018, 419,988 shares will vest on October 1, 2018 and 419,988 shares will vest on October 1, 2019.

c)
In February and March 2018, the Company has received approval from the credit committees of certain of its lenders to amend the applicable thresholds or further defer the application date of certain financial covenants and security requirements of its credit facilities for the next twelve months. This approval is subject to completion of definitive documentation.

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Balance Sheets
December 31, 2017 and 2016
(In thousands of US Dollars, except for share and per share data)

	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	1,988	8,809
Restricted cash	50	50
Other current assets	323	-
Total current assets	2,361	8,859

Non-current assets:
Investments in subsidiaries*	64,121	29,998
Total non-current assets	64,121	29,998

TOTAL ASSETS	66,482	38,857

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of convertible promissory notes	-	200
Trade accounts and other payables	257	167
Accrued liabilities	785	683
Total current liabilities	1,042	1,050

Non-current liabilities:
Due to related parties, noncurrent	17,342	5,878
Long-term portion of convertible promissory notes	6,785	1,097
Total liabilities	25,169	8,025

Commitments and contingencies	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2017 and 2016; 36,979,346 and 34,072,210 shares issued and outstanding as at December 31, 2017 and 2016, respectively	3	3
Additional paid-in capital	383,007	369,291
Accumulated deficit	(341,697)	(338,462)
Total Stockholders' equity	41,313	30,832
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	66,482	38,857

* Eliminated in consolidation

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
 Statements of Loss
For the years ended December 31, 2017, 2016 and 2015
(In thousands of US Dollars, except for share and per share data)

	2017	2016	2015
Expenses:
General and administration expenses	(2,642)	(2,115)	(1,256)
Operating loss	(2,642)	(2,115)	(1,256)

Other (expenses) / income, net:
Interest and finance cost – related party	(5,122)	(2,621)	(399)
Gain on debt refinancing	11,392	-	-
Other, net	(29)	(18)	(9)
Total other income / (expenses), net	6,241	(2,639)	(408)

Equity in loss of subsidiaries*	(6,834)	(19,869)	(7,292)

Net loss	(3,235)	(24,623)	(8,956)

Net loss per common share
Basic	(0.09)	(1.20)	(0.83)
Weighted average common shares outstanding
Basic	35,845,890	20,553,007	10,773,404

* Eliminated in consolidation

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2017, 2016 and 2015
(In thousands of US Dollars)

	2017	2016	2015
Net cash provided by / (used in) operating activities	6,314	(2,441)	(1,202)

Cash flows used in investing activities:
Investments in subsidiaries	(40,972)	(28,734)	(28,633)
Net cash used in investing activities	(40,972)	(28,734)	(28,633)

Cash flows from financing activities:
Net proceeds from issuance of common stock	2,637	22,606	13,820
Proceeds from convertible promissory notes	9,000	9,400	15,765
Proceeds from related party debt	16,200	12,800	-
Repayments of related party debt	-	(6,900)	-
Repayments of convertible promissory notes	-	-	(200)
Net cash provided by financing activities	27,837	37,906	29,385

Net (decrease) / increase in cash and cash equivalents and restricted cash	(6,821)	6,731	(450)
Cash and cash equivalents and restricted cash at beginning of period	8,859	2,128	2,578
Cash and cash equivalents and restricted cash at end of period	2,038	8,859	2,128

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	2,773	1,176	222

Non cash financing activities:
Conversion of related party debt into convertible promissory note	(4,750)	-	-

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Notes To The Condensed Financial Statements
(All amounts in footnotes in thousands of US Dollars)

1.            Basis of Presentation
In the parent-company-only condensed financial statements, the Parent Company's (the "Company") investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company did not receive cash dividends from its subsidiaries during the years ended December 31, 2017, 2016 and 2015.
The parent-company-only condensed financial statements should be read in conjunction with the Company's consolidated financial statements.

2.            Transactions with Related Parties
Convertible Promissory Notes
On March 12, 2015, the Company issued a convertible promissory note of $4,000 to Jelco for general corporate purposes. At Jelco's option, the outstanding principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 per share.
On September 7, 2015, the Company issued a revolving convertible promissory note of up to $6,765 to Jelco for general corporate purposes. As amended, the maximum principal amount available to be drawn was increased to $21,165. At Jelco's option, the Company's obligation to repay the principal amount under the revolving convertible note may be paid in common shares at a conversion price of $0.90 per share.
On September 27, 2017, the Company issued a convertible promissory note of $13,750 to Jelco. At Jelco's option, the outstanding principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 per share. Of the $13,750 under the note, $4,750 were used to make a mandatory prepayment under the May 24, 2017 Jelco Loan Facility.
See Note 3 "Transactions with Related Parties" to the consolidated financial statements for further information.

Loan Agreements
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
On March 28, 2017, the Company entered into a $47,500 secured loan agreement with Jelco. Under the terms of this agreement, Jelco would have made available this facility to the Company in the event that the Company was not able to secure third party financing to partly fund a couple of the its transactions. This facility was terminated on September 27, 2017, and no amounts were drawn down under this facility.
On May 24, 2017, the Company entered into an up to $16,200 loan facility with Jelco to partially finance the acquisition of the M/V Partnership. The Company drew down the $16,200 on May 24, 2017. On June 22, 2017 and on August 22, 2017, the Company entered into supplemental letters with Jelco to amend the terms of this loan facility, whereby a mandatory repayment of $4,750 was deferred until September 29, 2017. On September 27, 2017, the facility was amended and restated. The mandatory repayment of $4,750 was financed by the convertible promissory note to Jelco on September 27, 2017.
See Note 3 "Transactions with Related Parties" to the consolidated financial statements for further information.

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Notes To The Condensed Financial Statements
(All amounts in footnotes in thousands of US Dollars)

3.            Guarantee
The Company has guaranteed the payment of principal and interest under the terms of the following loan agreements: the March 6, 2015 loan agreement with Alpha Bank A.E., the September 1, 2015 loan agreement with HSH Nordbank AG, the September 11, 2015 facility agreement with UniCredit Bank AG, the November 4, 2015 loan agreement with Alpha Bank A.E. and the May 24, 2017 facility agreement with Amsterdam Trade Bank N.V. In the event of a default under these loan agreements, the Company will be directly liable to the lenders. These facilities mature at various times between 2020 and 2022. The maximum potential amount that the Company could be liable for under these guarantee as of December 31, 2017 is $164,450.
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
Restricted Net Assets of Consolidated Subsidiaries
As of December 31, 2017, the negative restricted net assets of the vessel owning subsidiaries of M/V Geniuship and M/V Gloriuship that have entered into the September 1, 2015 loan agreement with HSH Nordbank AG amounted to $1,742 and $1,090, respectively. The HSH loan agreement places a restriction on the vessel owning subsidiaries' ability to distribute dividends to the Company, in case the market values of M/V Geniuship and M/V Gloriuship plus any additional security is less than 145% of total facility outstanding and the cash balance of the borrowers after distribution of dividends is less than $3,000. The $3,000 condition on payment of dividends does not apply after June 30, 2018.
As of December 31, 2017, the restricted net assets of the vessel owning subsidiaries of M/V Lordship and M/V Knightship that have entered into the November 28, 2016 loan agreement with NSF amounted to $4,520 and $4,697, respectively. The NSF loan agreement places a restriction on each vessel owning subsidiary's ability to distribute dividends to the Company or make any other form of distribution or effect any return of share capital if the vessel owning subsidiary maintains a balance in its earnings account that when aggregated with a minimum liquidity amount is less than $1,000.
As of December 31, 2017, the restricted net assets of the vessel owning subsidiaries of M/V Championship and M/V Partnership that have entered into the May 24, 2017 loan agreement with Amsterdam Trade Bank N.V., ATB, as amended and restated in September 25, 2017, amounted to $24,703 and $15,543, respectively. The ATB loan agreement places a restriction on the vessel owning subsidiaries' ability to distribute dividends to the Company, unless additional repayments in an aggregate amount of $4,850 have been made. In addition, neither borrower, shall enter into any agreement or arrangement for the sharing of any earnings other than the purposes of the ATB loan agreement.