Form 20-F/A
period 2017-12-31
Seanergy Maritime Holdings Corp.
filed 2018-03-08
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F/A
Amendment No. 1

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

EXPLANATORY NOTE

This Amendment No. 1 (the "Amendment No. 1") to the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 of Seanergy Maritime Holdings Corp., which was originally filed with the U.S. Securities and Exchange Commission on March 7, 2018 (the "Original 2017 Form 20-F "), is being filed solely for the purposes of including hyperlinks to the exhibits listed in Item 19 in the Original 2017 Form 20-F, in accordance with Rule 105 of Regulation S-T.

This Amendment No. 1 speaks as of the filing date of the Original 2017 Form 20-F on March 7, 2018. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original 2017 Form 20-F, or reflect any events that have occurred after the Original 2017 Form 20-F was originally filed.

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
(1) Consolidated Balance Sheets as of December 31, 2017 and 2016;
(2) Consolidated Statements of Income/(loss) for the years ended December 31, 2017, 2016 and 2015;
(3) Consolidated Statements of Shareholders' (Deficit) / Equity for the years ended December 31, 2017, 2016 and 2015; and
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015.

*	Filed with the Original 2017 Form 20-F on March 7, 2018
(1)	Incorporated herein by reference to Annex M to Exhibit 99.1 to the registrant's report on Form 6-K filed with the Commission on July 31, 2008 (File No. 001-33690).

(2)	Incorporated herein by reference to Exhibit 99.1 to the registrant's report on Form 6-K filed with the Commission on July 20, 2011.

(3)	Incorporated herein by reference to Exhibit 3.3 to the registrant's registration statement on Form F-1MEF filed with the Commission on August 28, 2009 (File No. 333--161595).
(4)	Incorporated herein by reference to Exhibit 3.4 to the registrant's report on Form 6-K filed with the Commission on September 16, 2010 (File No. 001-34848).
(5)	Incorporated herein by reference to Exhibit 1 to the registrant's report on Form 6-K filed with the Commission on June 27, 2011.
(6)	Incorporated herein by reference to Exhibit 1 to the registrant's report on Form 6-K filed with the Commission on August 5, 2011.
(7)	Incorporated herein by reference to Exhibit 3.7 to the registrant's report on Form 6-K filed with the Commission on January 7, 2016.
(8)	Incorporated herein by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed with the Commission on January 7, 2016.
(9)	Incorporated herein by reference to Exhibit 4.1 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(10)	Incorporated herein by reference to Exhibit 4.2 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(11)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by United Capital Investments Corp. with the Commission on September 12, 2014.
(12)	Incorporated herein by reference to Exhibit D to the Schedule 13D related to the registrant filed by Jelco Delta Holding Corp. with the Commission on March 12, 2015.
(13)	Incorporated herein by reference to Exhibit 4.51 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(14)	Incorporated herein by reference to Exhibit 4.10 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(15)	Incorporated herein by reference to Exhibit 4.11 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(16)	Incorporated herein by reference to Exhibit 4.12 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(17)	Incorporated herein by reference to Exhibit 4.52 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(18)	Incorporated herein by reference to Exhibit 4.14 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(19)	Incorporated herein by reference to Exhibit 4.15 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(20)	Incorporated herein by reference to Exhibit 4.53 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(21)	Incorporated herein by reference to Exhibit 4.17 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(22)	Incorporated herein by reference to Exhibit 10.18 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(23)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on April 13, 2015.
(24)	Incorporated herein by reference to Exhibit 10.17 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(25)	Incorporated herein by reference to Exhibit 10.18 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(26)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.

(27)	Incorporated herein by reference to Exhibit 4.57 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(28)	Incorporated herein by reference to Exhibit 4.58 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(29)	Incorporated herein by reference to Exhibit 4.38 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(30)	Incorporated herein by reference to Exhibit 10.43 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(31)	Incorporated herein by reference to Exhibit 4.43 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(32)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 29, 2015.
(33)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on December 29, 2015.
(34)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on December 29, 2015.
(35)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on February 11, 2016.
(36)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on March 14, 2016.
(37)	Incorporated herein by reference to Exhibit 10.1 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.
(38)	Incorporated herein by reference to Exhibit 10.2 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.
(39)	Incorporated herein by reference to Exhibit 10.3 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.
(40)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on April 7, 2017.
(41)	Incorporated herein by reference to Exhibit 10.34 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(42)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.
(43)	Incorporated herein by reference to Exhibit 4.39 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(44)	Incorporated herein by reference to Exhibit 10.45 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(45)	Incorporated herein by reference to Exhibit 10.46 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(46)	Incorporated herein by reference to Exhibit 4.47 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(47)	Incorporated herein by reference to Exhibit 10.40 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(48)	Incorporated herein by reference to Exhibit 4.40 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(49)	Incorporated herein by reference to Exhibit 10.48 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(50)	Incorporated herein by reference to Exhibit 4.41 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(51)	Incorporated herein by reference to Exhibit 4.51 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(52)	Incorporated herein by reference to Exhibit 4.52 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(53)	Incorporated herein by reference to Exhibit 10.50 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.

(54)	Incorporated herein by reference to Exhibit 10.47 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(55)	Incorporated herein by reference to Exhibit 10.48 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(56)	Incorporated herein by reference to Exhibit 10.51 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(57)	Incorporated herein by reference to Exhibit 10.50 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(58)	Incorporated herein by reference to Exhibit 10.51 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(59)	Incorporated herein by reference to Exhibit 10.52 to the registrant's registration statement on Form F-1/A filed with the Commission on November 29, 2016.
(60)	Incorporated herein by reference to Exhibit 10.53 to the registrant's registration statement on Form F-1/A filed with the Commission on November 29, 2016.
(61)	Incorporated herein by reference to Exhibit 4.55 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(62)	Incorporated herein by reference to Exhibit 4.56 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(63)	Incorporated herein by reference to Exhibit 4.57 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(64)	Incorporated herein by reference to Exhibit 10.57 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(65)	Incorporated herein by reference to Exhibit 10.58 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(66)	Incorporated herein by reference to Exhibit 10.59 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(67)	Incorporated herein by reference to Exhibit 10.60 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(68)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.
(69)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.
(70)	Incorporated herein by reference to Exhibit 10.63 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chairman & Chief Executive Officer

Date: March 8, 2018