Form 20-F
period 2018-12-31
Seanergy Maritime Holdings Corp.
filed 2019-03-25
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F
(Mark One)

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

154 Vouliagmenis Avenue, 166 74 Glyfada, Athens, Greece
(Address of principal executive offices)

Stamatios Tsantanis, Chairman & Chief Executive Officer Seanergy Maritime Holdings Corp. 154 Vouliagmenis Avenue, 166 74 Glyfada, Athens, Greece Telephone: +30 213 0181507, Fax: +30 210 9638404
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Name of exchange on which registered
Shares of common stock, par value $0.0001 per share	Nasdaq Capital Market
Class A Warrants	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2018, there were 2,666,223 shares of the registrant's common stock, $0.0001 par value, outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [_] Yes  [X] No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [_] Yes [X] No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [_] No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). [X] Yes [_] No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of "large accelerated filer", "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.
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
Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in "Item 3. Key Information—D. Risk Factors". Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:
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

•
changes in our ability to leverage the relationships and reputation in the drybulk shipping industry of V.Ships Limited, or V.Ships, our technical manager, and Fidelity Marine Inc., or Fidelity, our commercial manager;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;
•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;
•	loss of our customers, charters or vessels;
•	damage to our vessels;
•	potential liability from future litigation and incidents involving our vessels;
•	our future operating or financial results;
•	acts of terrorism and other hostilities;
•	changes in global and regional economic and political conditions;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the drybulk shipping industry;
•	our ability to continue as a going concern; and
•	other factors discussed in "Item 3. Key Information—D. Risk Factors".
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
We use the term deadweight tons, or "dwt", in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.  Unless otherwise indicated, all references to "U.S. dollars", "dollars", "U.S. $" and "$" in this annual report are to the lawful currency of the United States of America.  References in this annual report to our common shares are adjusted to reflect the consolidation of our common shares through reverse stock splits, including the one-for-fifteen reverse stock split, which became effective as of June 24, 2011, the one-for-five reverse stock split, which became effective as of January 8, 2016 and the one-for-fifteen reverse stock split, which became effective as of March 20, 2019.
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
A. Selected Financial Data
The following table sets forth our selected consolidated financial data.  The selected consolidated financial data in the table as of December 31, 2018, 2017, 2016, 2015 and 2014 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.  The following data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included elsewhere in this annual report.
(Amounts in the tables below are in thousands of U.S. dollars, except for share and per share data.)

	Year Ended December 31,
	2018	2017	2016	2015	2014
Statement of Income Data:
Vessel revenue, net	91,520	74,834	34,662	11,223	2,010
Voyage expenses	(40,184)	(34,949)	(21,008)	(7,496)	(1,274)
Vessel operating expenses	(20,742)	(19,598)	(14,251)	(5,639)	(1,006)
Voyage expenses - related party	-	-	-	-	(24)
Management fees - related party	-	-	-	-	(122)
Management fees	(1,042)	(1,016)	(895)	(336)	-
General and administration expenses	(6,500)	(5,081)	(4,134)	(2,804)	(2,987)
General and administration expenses - related party	-	-	-	(70)	(309)
Loss on bad debts	-	-	-	(30)	(38)
Amortization of deferred dry-docking costs	(634)	(870)	(556)	(38)	-
Depreciation	(10,876)	(10,518)	(8,531)	(1,865)	(3)
Impairment loss	(7,267)	-	-	-	-
Gain on restructuring	-	-	-	-	85,563
Operating income / (loss)	4,275	2,802	(14,713)	(7,055)	81,810
Interest and finance costs	(16,415)	(12,277)	(7,235)	(1,460)	(1,463)
Interest and finance costs - related party	(8,881)	(5,122)	(2,616)	(399)	-
Gain on debt refinancing	-	11,392	-	-	-
Interest and other income	83	47	20	-	14
Foreign currency exchange losses, net	(104)	(77)	(45)	(42)	(13)
Total other expenses, net	(25,317)	(6,037)	(9,876)	(1,901)	(1,462)
Net (loss) / income before taxes	(21,042)	(3,235)	(24,589)	(8,956)	80,348
Income taxes	(16)	-	(34)	-	-
Net (loss) / income	(21,058)	(3,235)	(24,623)	(8,956)	80,348
Net (loss) / income per common share
Basic	(8.40)	(1.35)	(17.97)	(12.47)	450.90
Weighted average common shares outstanding
Basic	2,507,087	2,389,719	1,370,200	718,226	178,196

	As of December 31,
	2018	2017	2016	2015	2014
Balance Sheet Data:
Total current assets	16,883	19,498	22,329	8,278	3,207
Vessels, net	243,214	254,730	232,109	199,840	-
Total assets	267,562	275,705	257,534	209,352	3,268
Total current liabilities, including current portion of long-term debt and other financial liabilities	36,263	34,460	21,230	9,250	592
Total liabilities	246,259	234,392	226,702	186,068	-
Common stock	-	-	-	-	-
Total equity	21,303	41,313	30,832	23,284	2,676
Shares issued and outstanding as at December 31,	2,666,223	2,465,289	2,271,480	1,301,494	265,190

	Year Ended December 31,
	2018	2017	2016	2015	2014
Cash Flow Data:
Net cash provided by (used in) operating activities	5,723	2,782	(15,339)	(4,737)	(14,858)
Net cash (used in) provided by investing activities	(8,827)	(32,992)	(40,779)	(201,684)	105,895
Net cash (used in) provided by financing activities	(491)	25,341	68,672	206,902	(91,239)

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
In addition, if vessel values decline, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. Furthermore, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, leading to a reduction in earnings.

Charter hire rates for drybulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.
The dramatic downturn in recent years in the drybulk charter market, from which we derive substantially all of our revenues, has severely affected the drybulk shipping industry and has harmed our business. The Baltic Dry Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 290 in February 10, 2016, which represents a decline of 98%. In 2018, the BDI ranged from a low of 948 on April 6, 2018, to a high of 1,774 on July 24, 2018, and during 2019 up to February 21, 2019, the BDI has ranged from a low of 595 on February 11, 2019 to a high of 1,282 on January 2, 2019.
The decline and volatility in charter rates has been due to various factors, including the over-supply of drybulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and trade disruptions caused by natural disasters. Drybulk charter rates remain at depressed levels and may decline further. These circumstances have had a number of adverse consequences from time to time for drybulk shipping, including, among other developments:
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
We are mostly dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
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

Historically, the drybulk markets have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for drybulk capacity. Weak global economic trends may further reduce demand for transportation of drybulk cargoes over longer distances, which may materially affect our revenues, profitability and cash flows. The spot charter market may fluctuate significantly based upon supply of and demand for vessels and cargoes. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably or to meet our other obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
An over-supply of drybulk vessel capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.
The market supply of drybulk vessels had increased due to the high level of new deliveries in the last years. Drybulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017. In addition, the drybulk newbuilding orderbook, which extends to 2019, equaled approximately 11.2% of the existing world drybulk fleet as of March 15, 2019, according to Clarksons Research, and the orderbook may increase further in proportion to the existing fleet. An over-supply of drybulk vessel capacity could prolong the period during which low charter rates prevail. Factors that influence the supply of vessel capacity include:
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
If economic conditions throughout the world decline, it will negatively impact our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.
The world economy is facing a number of actual and potential challenges, including current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or "Brexit", terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea. Such events may contribute to economic instability in global financial markets or cause a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long current market conditions will last.

The European Union, or EU, and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. Moreover, there is uncertainty related to certain European member countries’ ability to refinance their sovereign debt, including Greece. As a result, the credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented a broad variety of governmental action and new regulation of the financial markets and may implement additional regulations in the future. As a result, global economic conditions and global financial markets have been, and continue to be, volatile. Further, credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.
In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP was approximately 6.4% for the year ended December 31, 2018, decreasing from 6.9% in 2017 and continuing to remain below pre-2008 levels. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the EU and in certain Asian countries may further adversely affect economic growth in China and elsewhere. Our results of operations and ability to grow our fleet could be impeded by a continuing or worsening economic downturn in any of these countries or geographic regions.
Furthermore, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, as indicated, the United States is seeking to implement more protective trade measures. The current U.S. President was elected on a platform promoting trade protectionism. The outcome of the 2016 presidential election have thus created significant uncertainty about the future relationship between the United States and China and other exporting countries with respect to trade policies, treaties, government regulations and tariffs. On January 23, 2017, the U.S. President signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, the U.S. President announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. Most recently, in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We face risks attendant to the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, reduced levels of growth, and trade protectionism, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business or impair our ability to borrow under our loan agreements or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with depressed charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows and the trading price of our common stock. In the absence of available financing, we may also be unable to complete vessel acquisitions, take advantage of business opportunities or respond to competitive pressures.

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
The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Furthermore, fuel may become much more expensive in the future, including as a result of the imposition of sulfur oxide emissions limits in 2020 under new regulations adopted by the International Maritime Organization, or the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
Upon redelivery of vessels at the end of a period of time or voyage time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter.
The majority of our vessels are chartered on the spot charter market, either through trip charter contracts or voyage charter contracts. Voyage charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense. We do not intend to hedge our fuel costs, and, therefore, an increase in the price of fuel may affect in a negative way our profitability and our cash flows.
Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The drybulk shipping market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedules and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, our revenues may be stronger in fiscal quarters ending December 31 and March 31. This seasonality should not affect our operating results if our vessels are employed on period time charters, but because the majority of our vessels are employed in the spot market, seasonality may materially affect our operating results and our ability to pay dividends, if any, in the future.

Our vessels may call on ports located in or may operate in countries that are subject to restrictions imposed by the United States, the European Union or other governments that could result in fines or other penalties imposed on us and may adversely affect our reputation and the market price of our common stock.
During the year ended December 31, 2018, none of our vessels called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism; however, our vessels may call on ports in these countries from time to time in the future on our charterers' instructions.  The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations.  In order to maintain compliance, we monitor and review the movement of our vessels on a daily basis.
All or most of our future charters shall include provisions and trade exclusion clauses prohibiting the vessels from calling on ports where there is an existing U.S. embargo. Furthermore, as of the date hereof, neither the Company nor its subsidiaries have ever entered into or have any future plans to enter into, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, Syria or Sudan or any entities controlled by the governments of these countries, including any entities organized in these countries.
Due to the nature of our business and the evolving nature of the foregoing sanctions and embargo laws and regulations, there can be no assurance that we will be in compliance at all times in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.  Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or refrain from investing, in us.  In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism.  The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades.  Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation.  In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments.
Sulfur regulations to reduce air pollution from ships are likely to require retrofitting of vessels and may cause us to incur significant costs.
In October 2016, the IMO set January 1, 2020 as the implementation date for vessels to comply with its low sulfur fuel oil requirement, which cuts sulfur levels from the current level of 3.5% to 0.5%. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which is likely to be available around the world by 2020 but likely at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) retrofitting vessels to be powered by liquefied natural gas (LNG), which may not be a viable option due to the lack of supply network and high costs involved in this process. In anticipation of the 2020 implementation, we have agreed to install scrubbers on 50% of our current fleet in cooperation with first-class time charterers who will employ the vessels on period charters. As part of these agreements, the charterers will cover the installation costs. Furthermore, we plan to make necessary preparations for the remaining 50% of our fleet to burn low sulfur fuel (0.5% or 0.1%). We have further commenced developing ship specific implementation plans for safeguarding the smooth transaction with the usage of compliance fuels for such vessels that will not be equipped with scrubbers. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See Item 4. "Information on the Company—B. Business Overview— Environmental and Other Regulations—The International Maritime Organization".

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes.  These requirements include, but are not limited to, EU regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, including its amendments of 1977 and 1990, or the CAA, the U.S. Clean Water Act, or the CWA, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and regulations of the IMO, including, but not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of emission control areas, or ECAs, thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966, as from time to time amended and generally referred to as the LL Convention, the International Convention on Civil Liability for Bunker Oil Pollution Damage, generally referred to as the Bunker Convention, the IMO's International Management Code for the Safe Operation of Ships and for Pollution Prevention, generally referred to as the ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments, generally referred to as the BWM Convention, and the International Ship and Port Facility Security Code, or ISPS.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to the 0.5% sulfur cap on marine fuels, air emissions including greenhouse gases, the management of ballast water, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.  Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of vessels we may acquire in the future.  Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.  Currently none of our vessels comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability. In anticipation of the September 2019 implementation, we have entered into a commercial agreement for the installation of ballast water treatment systems in eight of our vessels.
Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.
International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security, such as the MTSA. These security procedures can result in delays in the loading, discharging or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, vessels. Future changes to the existing security procedures may be implemented that could affect the drybulk sector. These changes have the potential to impose additional financial and legal obligations on vessels and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative impact on our business, revenues and customer relations.
Acts of piracy on ocean-going vessels have increased in frequency, which could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Strait of Malacca, Arabian Sea, Red Sea, Gulf of Aden off the coast of Somalia, Indian Ocean and Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, and increasingly in the Gulf of Guinea and Strait of Malacca, with drybulk vessels particularly vulnerable to such attacks. If piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or if our vessels are deployed in Joint War Committee "war and strikes" listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to employ onboard security armed guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels could have a material adverse impact on our business, financial condition and results of operations.
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
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted, which would have a material adverse effect on our financial condition and results of operations.
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

The shipping industry has inherent operational risks that may not be adequately covered by our insurances.  Further, because we obtain some of our insurances through protection and indemnity associations, we may also be retrospectively subject to calls or premiums in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.
We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurances include hull and machinery insurance, war risks insurance, demurrage and defense insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We do not expect to maintain for all of our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks or our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. If our insurances are not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations. We may also be retrospectively subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us.
Risks Relating to Our Company
We have depended on an entity affiliated with our principal shareholder for financing.
We have relied on Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is our principal shareholder, or Sponsor, for funding for vessel acquisitions and general corporate purposes during 2015 through 2018.  This has included convertible notes and loan facilities, as further described under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements". We cannot assure you that in the future we will be able to rely on Jelco for financing on similar terms or at all.  Any inability to secure financing in the future from Jelco could negatively affect our liquidity position and ability to fund our ongoing operations.
If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
Our fleet currently consists of ten Capesize vessels, and we may acquire additional vessels in the future. Our ability to manage our growth will primarily depend on our ability to:
•	generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs, including debt service;
•	finance our operations, through equity offerings or otherwise, for our existing and new operations;
•	locate and acquire suitable vessels;
•	identify and consummate acquisitions or joint ventures;
•	integrate any acquired businesses or vessels successfully with our existing operations;
•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet; and
•	expand our customer base.

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
All ten of the vessels in our fleet are secondhand vessels. Our inspection of these or other secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and the cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any secondhand vessels we acquire.
As the vessels in our fleet or other secondhand vessels we may acquire age, they may become less fuel efficient and more costly to maintain and will not be as advanced as recently constructed vessels due to improvements in design, technology and engineering, including improvements required to comply with government regulations. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers.
In addition, charterers actively discriminate against hiring older vessels. Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton, has become a major vetting service in the drybulk shipping industry, which ranks the suitability of vessels based on a scale of one to five stars. There are carriers that may not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, a potentially deteriorated star rating for our vessels may affect their commercial operation and profitability and vessels in our fleet with lower ratings may experience challenges in securing charters. Effective as of January 1, 2018, Rightship’s age trigger for a dry cargo inspection for vessels over 8,000 dwt changed from 18 years to 14 years, after which an annual acceptable Rightship inspection will be required. Rightship may downgrade any vessel over 18 years of age that has not completed a satisfactory inspection by Rightship, in the same manner as any other vessel over 14 years of age, to two stars, which significantly decreases its chances of entering into a charter. Therefore, one of our drybulk carriers is 18 years of age, we may not be able to operate this vessel profitably during the remainder of its useful life. Five, four and one of the vessels in our fleet have five, four and three star risk ratings from Rightship, respectively.
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
As of December 31, 2018, we had $218 million of outstanding debt, excluding unamortized financing fees and the convertible notes issued to Jelco. Moreover, we anticipate that we will incur significant future indebtedness in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying further vessels or securing such debt financing. Significant levels of debt could have important consequences to us, including the following:
•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms, or at all;

•
we may need to use a substantial portion of our cash from operations to make principal and interest payments on our bank debt and financing liabilities, reducing the funds that would otherwise be available for operations, future business opportunities and any future dividends to our shareholders;

•	our debt level could make us more vulnerable to competitive pressures or a downturn in our business or the economy generally than our competitors with less debt; and
•	our debt level may limit our flexibility in responding to changing business and economic conditions.
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

We are exposed to volatility in the USD London Interbank Offered Rate, or LIBOR, which could affect our profitability, earnings and cash flow.
LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt which, in turn, could have an adverse effect on our profitability, earnings and cash flow.
Furthermore, historically interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, there is uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the basis for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.
In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends.  The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or SOFR. The impact of such a transition away from LIBOR could be significant for us because of our substantial indebtedness.
In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs and recognize losses on such arrangements in our financial statements. Such risk may have an adverse effect on our financial condition and results of operations.
Our loan agreements and other financing arrangements contain, and we expect that other future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our loan agreements and financing arrangements, a default by us under one loan could lead to defaults under multiple loans.
Our loan agreements and other financial arrangements contain, and we expect that other future loan agreements and financing arrangements will contain, customary covenants and event of default clauses, financial covenants, restrictive covenants and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.
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
In the recent past, we obtained waivers and deferrals of most major financial covenants under our loan facilities with our lenders until the second quarter of 2019.  In February and March 2019, we have received approval from the credit committees of certain of our lenders to amend the applicable thresholds or further defer the application date of certain financial covenants and security requirements of our credit facilities for the next twelve months. This approval is subject to completion of definitive documentation. As of the date of this Annual Report, we comply with all applicable financial covenants under our existing loan facilities. However, there can be no assurance that we will obtain similar waivers and deferrals from our lenders in the future if needed, as we have obtained in the past. For more information regarding our current loan facilities, see please see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements".
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
Crew costs are expected to be a significant expense for us. Recently, the limited supply of and increased demand for highly skilled and qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs. Increases in crew costs may adversely affect our profitability if we are not able to increase our rates.
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
We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy financial obligations or to pay dividends.
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
Because we obtain some of our insurances through protection and indemnity associations, we may also be retrospectively subject to calls or premiums in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.
We may be retrospectively subject to calls, or premiums, in amounts based not only on our claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability.  Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends in the future.
Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, could result in fines, criminal penalties, and an adverse effect on our business.
We operate throughout the world, including countries with a reputation for corruption.  We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA.  We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the FCPA.  Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition.  In addition, actual or alleged violations could damage our reputation and ability to do business.  Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We depend on our commercial and technical managers to operate our business and our business could be harmed if our managers fail to perform their services satisfactorily.
Pursuant to our management agreements, V.Ships provides us with technical, general administrative and support services (including vessel maintenance, crewing, purchasing, shipyard supervision, assistance with regulatory compliance, accounting related to vessels and provisions).   Fidelity provides us with commercial management services for our vessels and Seanergy Management Corp., or Seanergy Management, our wholly owned subsidiary, provides us with certain other management services. Our operational success depends significantly upon V.Ships', Fidelity's and Seanergy Management's satisfactory performance of these services. Our business would be harmed if V.Ships, Fidelity or Seanergy Management failed to perform these services satisfactorily. In addition, if our management agreements with any of V.Ships, Fidelity or Seanergy Management were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our existing management agreements.
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
The ability of V.Ships, Fidelity and Seanergy Management to render management services will depend in part on their own financial strength. Circumstances beyond our control could impair their financial strength, and because each is a privately held company, information about their financial strength is not available. As a result, we and our shareholders might have little advance warning of financial or other problems affecting them even though their financial or other problems could have a material adverse effect on us.
Management fees will be payable to our technical manager regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.
Pursuant to our technical management agreements with V.Ships, we paid a monthly fee of $8,000 per vessel in 2018 and we have been paying a monthly fee of about $8,200 per vessel starting January 1, 2019 in exchange for V.Ships’ provision of technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, for which we reimburse the technical manager. The management fees are payable whether or not our vessels are employed and regardless of our profitability, and we have no ability to require our technical managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

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
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common stock.
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
Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to any taxable year. In this regard, we intend to treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute "passive income", and the assets that we own and operate in connection with the production of that income should not constitute passive assets. There is substantial legal authority supporting this position including case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.
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
Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, "U.S. source gross shipping income" may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.
We did not qualify for exemption from the 4% tax under Section 883 for our 2018 taxable year as we did not satisfy one of the ownership tests described in "Item 10.E. Tax Considerations – United States Federal Income Tax Consequences – Exemption of Operating Income from United States Federal Income Taxation" for such taxable year. The ownership tests require us, inter alia, to establish or substantiate sufficient ownership of our common shares by one or more "qualified" shareholders.  For our 2018 taxable year, we had U.S. source gross shipping income, on which we were subject to a U.S federal tax of $33,080. Some of our charterparties contain clauses that permit us to seek reimbursement from charterers of any U.S. tax paid. We have sought reimbursement and have secured payment from most of our charterers for the 2018 taxable year and are in the process of securing payment from the remaining charterers.
Due to the factual nature of the issues involved, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2019 or subsequent taxable year. If we or our subsidiaries are not entitled to exemption under Section 883 for any such taxable year, we or our subsidiaries could be subject for those years to a 4% U.S. federal income tax on any shipping income such companies derived during the year that is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.
We may be subject to tax in the jurisdictions in which we or our vessel owning subsidiaries are incorporated or operate.
In addition to the tax consequences discussed herein, we may be subject to tax in one or more other jurisdictions where we or our vessel owning subsidiaries are incorporated or conduct activities. We are subject to a corporate flat tax for our subsidiaries in Malta for the period from May 23, 2018 to December 31, 2018, and could be subject to additional taxation in the future in Malta or other jurisdictions where our subsidiaries are incorporated or do business. The amount of any such tax imposed upon our operations or on our subsidiaries’ operations may be material and could have an adverse effect on our earnings.
We are a "foreign private issuer", which could make our common stock less attractive to some investors or otherwise harm our stock price.
We are a "foreign private issuer", as such term is defined in Rule 405 under the Securities Act. As a "foreign private issuer" the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common stock by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies. These factors could make our common stock less attractive to some investors or otherwise harm our stock price.

The Public Company Accounting Oversight Board inspection of our independent accounting firm, could lead to adverse findings in our auditors' reports and challenges to the accuracy of our published audited consolidated financial statements.
Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB was prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our stockholders were deprived of the possible benefits of such inspections. Since 2015, Greece agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors' quality control procedures, question the validity of the auditor's reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.
We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.
Some of our vessels may be chartered to Chinese customers and from time to time on our charterers' instructions, our vessels may call on Chinese ports.  Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees.  Applicable laws and regulations in China may not be well publicized and may not be known to us or our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent.  Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities, could affect our vessels if chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial conditions and results of operations.
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
GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Non-compliance with GDPR may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, and results of operations.
A cyber-attack could materially disrupt our business.
We rely on information technology systems and networks in our operations and administration of our business. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

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
Anti-takeover provisions in our amended and restated articles of incorporation and second amended and restated bylaws could make it difficult for shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.
Several provisions of our amended and restated articles of incorporation and second amended and restated bylaws could make it difficult for shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.
These provisions:
•	authorize our board of directors to issue "blank check" preferred stock without shareholder approval;
•	provide for a classified board of directors with staggered, three-year terms;
•	require a super-majority vote in order to amend the provisions regarding our classified board of directors;
•	permit the removal of any director from office at any time, with or without cause, at the request of the shareholder group entitled to designate such director; and
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
Jelco and Comet Shipholding Inc., or Comet, both companies affiliated with our Sponsor, currently collectively own approximately 1,117,582, or approximately 39.8%, of our outstanding common shares.  Jelco may also acquire up to 2,867,776 additional common shares upon conversion of the convertible notes issued to it by the Company, in which case our Sponsor would own approximately 70.2% of our outstanding common shares, based on the number of common shares outstanding as of March 21, 2019.  As a result, Jelco and Comet may be able to control the outcome of all matters requiring a shareholder vote. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders or deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of our business, and it is possible that the interests of our Sponsor may in some cases conflict with our interests and the interests of our other holders of shares. For example, conflicts of interest may arise between us, on one hand, and our Sponsor or affiliated entities, on the other hand, which may result in the transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares. In addition, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with controlling shareholders.
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
In addition, we may issue additional common shares upon any conversion of our outstanding convertible notes issued to Jelco or upon exercise of our outstanding class A warrants or the Representative's Warrants issued to Maxim Group LLC, or Maxim in connection with our public offering in December 2016.
As of March 21, 2019, Jelco had the right to acquire 281,481 common shares upon exercise of a conversion option pursuant to the convertible note dated March 12, 2015, as amended, issued by the Company to Jelco, 1,567,777 common shares upon exercise of a conversion option pursuant to the revolving convertible note dated September 7, 2015, as amended, issued by the Company to Jelco and 1,018,518 common shares upon exercise of a conversion option pursuant to the convertible note dated September 27, 2017, as amended, issued by the Company to Jelco. Under each of the convertible notes, Jelco may, at its option, convert the principal amount under the note at any time into common shares at a conversion price of $13.50 per share. Our issuance of additional common shares in such instance would cause the proportionate ownership interest in us of our existing shareholders, other than Jelco, to decrease; the relative voting strength of each previously outstanding common share held by our existing shareholders, other than the converting noteholder, to decrease; and the market price of our common shares could decline.

As of March 21, 2019, we had 11,500,000 class A warrants outstanding to purchase an aggregate of 766,666 common shares and two Representative's Warrants outstanding to purchase an aggregate of 37,666 common shares. Each class A warrant is exercisable for one common share at an exercise price of $30.00 per share and expires in December 2021.  The Representative's Warrants have an exercise price equal to $28.13 per common share and expire in December 2019.  Our issuance of additional common shares upon the exercise of the class A warrants or Representative's Warrants would cause the proportionate ownership interest in us of our existing shareholders, other than the exercising warrant holders, to decrease; the relative voting strength of each previously outstanding common share held by our existing shareholders to decrease; and the market price of our common shares could decline.
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.
Our corporate affairs are governed by our Amended and Restated Articles of Incorporation, our Second Amended and Restated Bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover for their claims after any such insolvency or bankruptcy. Further, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.
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
We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities. We currently own a modern fleet of ten Capesize bulk carriers with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of 10 years. We are the only pure-play Capesize ship-owner publicly listed in the U.S..
We believe we have established a reputation in the international drybulk shipping industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets, and who have strong ties to a number of international charterers.
We were incorporated under the laws of the Republic of the Marshall Islands, pursuant to the BCA, on January 4, 2008, originally under the name Seanergy Merger Corp.  We changed our name to Seanergy Maritime Holdings Corp. on July 11, 2008. Our executive offices are located at 154 Vouliagmenis Avenue, 166 74 Glyfada, Athens, Greece and our telephone number is + 30 213 0181507. Our website is www.seanergymaritime.com. The SEC maintains a website that contains reports, proxy and information statements, and other information that we file electronically at www.sec.gov.

History and Development

In a registered direct offering that was completed on August 10, 2016, we sold 78,666 of our common shares to an unaffiliated institutional investor at a public offering price of $62.25 per share, for aggregate gross proceeds of $4.9 million. The net proceeds from the sale of the common shares, after deducting placement agent fees and related offering expenses, were approximately $4.1 million.
On September 26, 2016, we entered into agreements with an unaffiliated third party for the purchase of two secondhand Capesize vessels for an aggregate purchase price of $41.5 million. We took delivery of the vessels, Lordship and Knightship, between November and December 2016. The acquisition costs of the vessels were funded with proceeds from the First Jelco Loan Facility described below, a $32 million secured loan facility with Northern Shipping Fund III LP, or NSF, and by cash on hand.
In a registered direct offering that was completed on November 23, 2016, we sold 87,000 common shares to unaffiliated institutional investors at a public offering price of $41.25 per share, for aggregate gross proceeds of $3.6 million. The net proceeds from the sale of the common shares, after deducting fees and expenses, were approximately $3.2 million.
On December 21, 2016, we completed a public offering of 753,332 of our common shares and class A warrants to purchase 766,666 common shares, which included the exercise of an over-allotment option. In connection with the offering, we issued to Maxim, the underwriter, Representative's Warrants to purchase 37,666 of our common shares.  We received net proceeds of $14.9 million in connection with the consummation of the underwritten public offering.
On February 3, 2017, we entered into an Equity Distribution Agreement with Maxim, as sales agent, pursuant to which we sold 185,475 of our common shares for an aggregate net proceeds of $2.6 million.  On June 27, 2017, we and Maxim mutually terminated the Equity Distribution Agreement.
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
On March 28, 2017, we entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Partnership, for a gross purchase price of $32.7 million. We took delivery of the vessel Partnership on May 31, 2017. The acquisition costs of the Partnership were funded with proceeds from a $18 million secured loan facility with Amsterdam Trade Bank N.V., or ATB, as described below and a $16.2 million secured loan facility with Jelco, referred to as the Second Jelco Loan Facility.
On May 24, 2017, we entered into an up to $18 million term loan facility with ATB, the ATB Loan Facility, to partially finance the acquisition of the Partnership.

On May 24, 2017, we entered into an up to $16.2 million loan facility with Jelco to partially finance the acquisition of the Partnership.
On September 25, 2017, in order to partially fund the refinancing of our Natixis facility, we amended and restated the ATB Loan Facility, increasing the loan amount of the facility by an additional tranche of $16.5 million, the Amended and Restated ATB Loan Facility.
On September 27, 2017, we entered into an amendment and restatement of the $16.2 million Second Jelco Loan Facility, as described below.
On April 10, 2018, we entered into a $2 million loan facility with Jelco for working capital purposes, also described below as the Third Jelco Loan Facility. We drew down the $2 million on April 12, 2018.
On June 11, 2018, we entered into a $24.5 million term loan facility with Blue Ocean maritime lending funds managed by EnTrustPermal in order to partially fund the refinancing of our $32 million NSF facility. On June 13, 2018, our lender, NSF, entered into a deed of release and fully discharged the $16 million balance of our secured term loan facility. The first-priority mortgage over the Lordship and all other securities granted by the vessel-owning subsidiary or over the Lordship in favour of NSF were irrevocably and unconditionally released pursuant to the deed of release.
On June 28, 2018, we entered into a sale and leaseback agreement with Hanchen Limited, or Hanchen, an affiliate of AVIC International Leasing Co., Ltd., for the purpose of refinancing the outstanding indebtedness under the $32 million NSF facility. On June 28, 2018, our lender, NSF, entered into a deed of release and fully discharged the $16 million balance of our secured term loan facility. The first-priority mortgage over the Knightship and all other securities created in favour of NSF were irrevocably and unconditionally released pursuant to the deed of release. Under the terms of the sale and leaseback agreement, the Knightship was sold for $26.5 million and leased back on a bareboat basis for a period of 8 years.
On August 31, 2018 we entered into an agreement with an unaffiliated third party to acquire a secondhand Capesize vessel, the Fellowship, for a gross purchase price of $28.7 million. We took delivery of the vessel Fellowship on November 22, 2018. The acquisition costs of the Fellowship were funded with proceeds from an amended and restated term loan facility with UniCredit, the Amended and Restated UniCredit Loan Facility, described below, and by cash on hand.
On September 20, 2018, we entered into two separate definitive agreements with unaffiliated third parties for the sale of our two Supramax vessels, the Gladiatorship and the Guardianship for an aggregate gross sale price of $22.7 million. The previous lender, UniCredit, agreed to rollover the loan amount under the $52.7 million loan facility by funding the Fellowship under the Amended and Restated UniCredit Loan Facility. The Gladiatorship and the Guardianship were delivered to their new owners on October 11, 2018 and on November 19, 2018, respectively.
On November 7, 2018, we entered into a sale and leaseback agreement with Cargill International SA, or Cargill, for the purpose of refinancing the outstanding indebtedness under the Amended and Restated ATB loan facility. Pursuant to the terms of the agreement, the Championship was sold and chartered back on a bareboat basis and subsequently was entered into a five-year time charter with Cargill. The refinancing has released approximately $7.8 million of liquidity for the Company that was used to partially finance the acquisition price of the Fellowship. As part of this agreement 120,000 shares were issued to Cargill.
On February 13, 2019, we entered into a new loan facility with ATB in order to refinance the existing indebtedness over the Partnership under the then existing ATB Loan Facility and for general working capital purposes and more specifically for the financing of installation of open loop scrubber systems on the Squireship and Premiership.
Effective at the opening of trading on March 20, 2019, we effected a one-for-fifteen reverse split of our common stock.

B. Business Overview
We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities.  We currently operate ten Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average age of 10 years.
We believe we have established a reputation in the international drybulk shipping industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets, and who have strong ties to a number of international charterers.
Our Current Fleet
The following table lists the vessels in our fleet as of March 21, 2019:
Vessel Name	Year Built	Dwt	Flag	Yard	Type of Employment
Fellowship	2010	179,701	MI	Daewoo	Spot
Championship (1)	2011	179,238	MI	Sungdong	T/C Index Linked(2)
Partnership	2012	179,213	MI	Hyundai	T/C Index Linked(3)
Knightship (4)	2010	178,978	LIB	Hyundai	Spot
Lordship	2010	178,838	LIB	Hyundai	T/C Index Linked(5)
Gloriuship	2004	171,314	MI	Hyundai	Spot
Leadership	2001	171,199	BA	Koyo-Imabari	Spot
Geniuship	2010	170,058	MI	Sungdong	Spot
Premiership	2010	170,024	IoM	Sungdong	Spot
Squireship	2010	170,018	LIB	Sungdong	Spot

__________________

(1)
In November 2018, we entered into a financing arrangement with Cargill according to which this vessel was sold and leased back on a bareboat basis from Cargill for a five-year-period. We have a purchase obligation at the end of the five-year period and we further have the option to repurchase the vessel at any time during the bareboat charter.

(2)
This vessel is being chartered by Cargill. The vessel was delivered to the charterer on November 7, 2018 for a period of employment of 60 months, with an additional period of 16 to 18 months at the charterer’s option. The net daily charter hire is calculated at an index linked rate based on the five T/C routes of the Baltic Capesize Index. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between 3 and 12 months priced at the then prevailing Capesize forward freight agreement rate for the selected period.

(3)
This vessel is being chartered by Uniper Global Commodities SE and was delivered to the charterer on December 7, 2018 in direct continuation of the vessel's previous time charter, for a period of about five months to about eight months. The net daily charter hire is calculated at an index linked rate based on the five T/C routes rate of the Baltic Capesize Index. In addition, the time charter provides us an option for any period of time during the hire to be converted into a fixed rate time charter, between three months and 12 months, with a rate corresponding to the prevailing value of the respective Capesize forward freight agreement.

(4)
In June 2018, we entered into a financing arrangement with AVIC International Leasing Co., Ltd., or AVIC according to which this vessel was sold and leased back on a bareboat basis from AVIC's affiliate, Hanchen, for an eight- year period. We have a purchase obligation at the end of the eight- year period and we further have the option to repurchase the vessel at any time following the second anniversary of delivery under the bareboat charter.

(5)
This vessel is being chartered by Oldendorff Carriers GmbH & Co. KG and was delivered to the charterer on June 28, 2017, in direct continuation of the vessel's previous time charter, for a period of about 18 months to about 22 months. The net daily charter hire is calculated at an index linked rate based on the five T/C routes rate of the Baltic Capesize Index. In addition, the time charter provides us an option for any period of time during the hire to be converted into a fixed rate time charter, between three months and 12 months, with a rate corresponding to the prevailing value of the respective Capesize forward freight agreement.

Key to Flags:
BA – Bahamas, IoM – Isle of Man, LIB – Liberia, MI – Marshall Islands.

Our Business Strategy
We currently operate ten Capesize vessels.  We intend to continue to review the market in order to identify potential acquisition targets which will be accretive to our earnings per share.  Our acquisition strategy focuses on newbuilding or secondhand Capesize drybulk vessels, although we may acquire vessels in other sectors which we believe offer attractive investment opportunities.
Management of Our Fleet
We manage our vessel's operations, insurances and bunkering and have the general supervision of our third-party technical and commercial managers.
V.Ships, an independent third party, provides technical management for our vessels that includes general administrative and support services, such as crewing and other technical management, accounting related to vessels and provisions. Pursuant to our technical management agreements with V.Ships, we paid a monthly fee of $8,000 per vessel in 2018 and we are paying a monthly fee of about $8,200 per vessel as of January 1, 2019 in exchange for V.Ships providing these technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, which are reimbursed by us to V.Ships. The technical management agreements are for an indefinite period until terminated by either party, giving the other notice in writing, in which event the applicable agreement shall terminate after one month from the date upon which such notice is received.
Seanergy Management Corp., or Seanergy Management, one of our wholly-owned subsidiaries, has entered into a commercial management agreement with Fidelity, an independent third party, pursuant to which Fidelity provides commercial management services for all of the vessels in our fleet. Fidelity serves as a commercial broker for Capesize vessels exclusively to us. Under the commercial management agreement, we have agreed to reimburse Fidelity for all reasonable running and/or out-of-pocket expenses, including but not limited to, telephone, fax, stationary and printing expenses, as well as any pre-approved travelling expenses. In addition, we have agreed to pay the following fees to Fidelity, (i) an annual fee of EUR 120,000 net payable in equal monthly payments and (ii) commission fees equal to 0.15% calculated on the collected gross hire/freight/demurrage payable when the relevant hire/freight/demurrage is collected. The fees under (i) and (ii) are capped at EUR 300,000 per year. The commercial management agreement may be terminated by either party upon giving one-month prior written notice to the other party.
Employment of Our Fleet
The majority of our vessels are chartered on the spot charter market, either through trip charter contracts or voyage charter contracts. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay specific voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable than those under time charters, but may enable us to capture increased profit margins during periods of improvements in drybulk vessel charter rates. Downturns in the drybulk industry would result in a reduction in profit margins and could lead to losses.

Three of our vessels are also employed under time charters which have a charter hire calculated at an index-linked rate based on the 5-routes T/C average of the Baltic Exchange Capesize Index (BCI). In the future, we may opportunistically look to employ more of our vessels under time charter contracts with a fixed rate should rates become more attractive.
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
In order to assure the continued existence of the shipping committee, our board of directors has agreed that the shipping committee may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less than 80% of our board of directors. In addition, the duties of our chief executive officer may not be altered without a similar vote. These duties and powers include voting the shares of stock that the Company owns in its subsidiaries. In addition to these agreements, we have amended certain provisions in our articles of incorporation and second amended and restated bylaws to incorporate these requirements.
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

Competition
We operate in markets that are highly competitive and based primarily on supply and demand.  We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation.  Fidelity negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions.  We compete primarily with other owners of drybulk vessels, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers than vessels we may operate.  Ownership of drybulk vessels is highly fragmented and is divided among publicly listed companies, state-controlled companies and independent drybulk vessel owners.  We compete primarily with owners of drybulk vessels in the Capesize class sizes.  Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), Genco Shipping & Trading Limited (NYSE: GNK), Safe Bulkers Inc. (NYSE: SB), Scorpio Bulkers Inc. (NYSE: SALT), Star Bulk Carriers Corp. (NASDAQ: SBLK), Golden Ocean Group Ltd. (NASDAQ: GOGL).
Customers
Our customers include or have included national, regional and international companies.  Customers individually accounting for more than 10% of our revenues during the years ended December 31, 2018, 2017 and 2016 were:
Customer	2018	2017	2016
A	26%	17%	-
B	21%	-	18%
C	11%	17%	-
D	-	-	12%

Seasonality
Coal, iron ore and grains, which are the major bulks of the drybulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grain trades are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains transportation requires drybulk shipping accordingly.
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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry), terminal operators and charterers. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, adopted the International Convention for the Safety of Life at Sea of 1974, or SOLAS Convention, and the International Convention on Load Lines of 1966, or LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, the handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
In 2013, the IMO’s Marine Environmental Protection Committee, or the MEPC, adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or CAS. These amendments became effective on October 1, 2014 and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect on March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain "Emission Control Areas", or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held in 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI.  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code.  We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW.  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, designates all vessels delivered before the entry into force date as "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention, or IOPP, renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard", requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3).  Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the "Anti‑fouling Convention". The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this report, each of our vessels is ISM Code certified.  However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea.  OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s, or BSEE, revised Production Safety Systems Rule, or PSSR, effective on December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years.  The effects of these proposals are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could negatively impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, that could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of "waters of the United States", or WOTUS, thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of "waters of the United States".  In February 2018, the Army Corps of Engineers and EPA finalized a rule that would establish an applicability date of February 2020 for the 2015 Rule defining "waters of the United States", but two district courts subsequently enjoined and vacated this rule.  On March 8, 2019, the U.S. Federal Government withdrew its notices of appeal before the U.S. Courts of Appeals regarding lower court decisions enjoining and vacating the agencies’ 2018 Applicability Date Rule. The effect of this proposal on U.S. environmental regulations is still unknown.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit, or VGP, program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required.  Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.

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
International Labour Organization
The International Labor Organization, or the ILO, is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement.  The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  As of January 2018, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions.  The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
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
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant negative financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area.  Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly and negatively affect our business. Costs may be incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being "in class" by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping, Bureau Veritas).

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Hull & Machinery and War Risks Insurances
We maintain marine hull and machinery and war risks insurances, which include the risk of actual or constructive total loss, for all of our vessels.  Each of our vessels is covered up to at least fair market value with deductibles of $150,000 per vessel per incident.  We also maintain increased value coverage for our vessels.  Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy.  Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.
Protection and Indemnity Insurance
Protection and indemnity insurance, provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs”.
Our coverage is limited to approximately $3.1 billion, except for oil pollution liabilities which is limited to $1 billion.  The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.2 billion.  As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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
C. Organizational Structure
Seanergy Maritime Holdings Corp. is the ultimate parent company of the following wholly-owned subsidiaries, either directly or indirectly, as of the date of this annual report:
Subsidiary	Jurisdiction of Incorporation
Seanergy Management Corp.	Republic of the Marshall Islands
Seanergy Shipmanagement Corp.	Republic of the Marshall Islands
Leader Shipping Co.	Republic of the Marshall Islands
Sea Glorius Shipping Co.	Republic of the Marshall Islands
Sea Genius Shipping Co.	Republic of the Marshall Islands
Guardian Shipping Co.	Republic of the Marshall Islands
Gladiator Shipping Co.	Republic of the Marshall Islands
Premier Marine Co.	Republic of the Marshall Islands
Squire Ocean Navigation Co.	Liberia
Champion Ocean Navigation Co. Limited	Malta
Lord Ocean Navigation Co.	Liberia
Knight Ocean Navigation Co.	Liberia
Emperor Holding Ltd.	Republic of the Marshall Islands
Partner Shipping Co. Limited	Malta
Pembroke Chartering Services Limited	Malta
Martinique International Corp.	British Virgin Islands
Harbour Business International Corp.	British Virgin Islands
Maritime Capital Shipping Limited	Bermuda
Maritime Capital Shipping (HK) Limited	Hong Kong
Maritime Grace Shipping Limited	British Virgin Islands
Maritime Glory Shipping Limited	British Virgin Islands
Atlantic Grace Shipping Limited	British Virgin Islands
Fellow Shipping Co.	Republic of the Marshall Islands
Champion Marine Co.	Liberia
Champion Marine Co.	Republic of the Marshall Islands

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
The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in "Item 18. Financial Statements".   This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions.  Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in "Item 3. Key Information–D. Risk Factors".
A. Operating Results
Factors Affecting our Results of Operations Overview
We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities. We currently operate a modern fleet of ten Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of 10 years. On January 7, 2016, we effected a 1-for-5 reverse split of our common stock.  The reverse stock split became effective and the common stock began trading on a split-adjusted basis on the NASDAQ Capital Market at the opening of trading on January 8, 2016.  There was no change in the number of authorized shares or the par value of our common stock.  All share and per share amounts disclosed herein give effect to this reverse stock split retroactively, for all periods presented.
On March 19, 2019, we effected a 1-for-15 reverse split of our common stock. The reverse stock split became effective and the common stock began trading on a split-adjusted basis on the NASDAQ Capital Market at the opening of trading on March 20, 2019. There was no change in the number of authorized shares or the par value of our common stock. All share and per share amounts disclosed herein give effect to this reverse stock split retroactively, for all periods presented.
Important Measures and Definitions for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:
Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered in on bareboat basis each vessel in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.
Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.
Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.
Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues and is determined by dividing operating days by ownership days for the relevant period.
Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.
Dry-docking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel's dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.
Bareboat charter.  A bareboat charter is generally a contract pursuant to which a vessel owner provides its vessel to a charterer for a fixed period of time at a specified daily rate. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

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
Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs in case of voyage charters. All of our vessels in 2017 and 2016 operated in the spot charter market, except for the Lordship and the Partnership, while during 2018 the Championship was also time-chartered on a long-term employment.
Results of Operations

Year ended December 31, 2018 as compared to year ended December 31, 2017

(In thousands of U.S. Dollars, except for share and per share data)	Year ended December 31,		Change
	2018	2017	Amount	%
Revenues:
Vessel revenue, net	91,520	74,834	16,686	22%

Expenses:
Voyage expenses	(40,184)	(34,949)	(5,235)	15%
Vessel operating expenses	(20,742)	(19,598)	(1,144)	6%
Management fees	(1,042)	(1,016)	(26)	3%
General and administrative expenses	(6,500)	(5,081)	(1,419)	28%
Depreciation and amortization	(11,510)	(11,388)	(122)	1%
Impairment loss	(7,267)	-	(7,267)	-
Operating income	4,275	2,802	1,473	53%
Other expenses:
Interest and finance costs	(25,296)	(17,399)	(7,897)	45%
Gain on debt refinancing	-	11,392	(11,392)	(100%)
Other, net	(21)	(30)	9	(30%)
Total other expenses, net:	(25,317)	(6,037)	(19,280)	319%
Net loss before income taxes	(21,042)	(3,235)	(17,807)	550%
Income taxes	(16)	-	(16)	-
Net loss	(21,058)	(3,235)	(17,823)	551%

Net loss per common share, basic	(8.40)	(1.35)
Weighted average number of common shares outstanding, basic	2,507,087	2,389,719

Vessel Revenue, Net – The increase was attributable to the increase in prevailing charter rates and the increase in operating days. We had 3,902 operating days in 2018 as compared to 3,837 operating days in 2017. We acquired an additional Capesize vessel in November 2018. The TCE rate increased in 2018 by 27% to $13,156 compared to $10,395 in 2017. TCE rate is a non-GAAP measure.  Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.
Voyage Expenses – The increase was primarily attributable to the increase in ownership days and higher fuel prices. We had 3,931 ownership days in 2018 as compared to 3,864 ownership days in 2017. We acquired an additional Capesize vessel in November 2018.
Vessel Operating Expenses - The increase was primarily attributable to the increase in ownership days. We had 3,931 ownership days in 2018 as compared to 3,864 ownership days in 2017.
Management Fees - The increase was attributable to the increase in ownership days. We had 3,931 ownership days in 2018 as compared to 3,864 ownership days in 2017.
General and Administrative Expenses – The increase is mainly attributable to $1.3 million of stock based compensation amortization in 2018 for shares granted pursuant to our 2011 Equity Incentive Plan and to others, compared to $0.6 million of respective stock based compensation amortization in 2017.
Depreciation and Amortization – The increase was primarily attributable to the increase in ownership days.
Impairment loss – The increase was attributable to the impairment loss of $7.3 million recorded in respect with the Gladiatorship and Guardianship that were both sold in the fourth quarter of 2018.
Interest and Finance Costs - The increase was primarily attributable to the ATB loan facility entered into in May 2017, the Second Jelco Loan Facility entered into in May 2017 with Jelco, the Third Jelco Note, a convertible note with Jelco entered into in September 2017 and the Third Jelco Loan Facility, entered into April 10, 2018. The weighted average interest rate on our outstanding debt and convertible notes for the years ended 2018 and 2017 was approximately 7.54% and 5.69%, respectively.
Gain on debt refinancing - The $11.4 million gain was recognized following the early settlement and refinancing of our Natixis loan facility pursuant to the March 7, 2017 settlement agreement. No such gain was recognized in 2018.

Year ended December 31, 2017 as compared to year ended December 31, 2016

(In thousands of U.S. Dollars, except for share and per share data)
	Year ended December 31,		Change
	2017	2016	Amount	%
Revenues:
Vessel revenue, net	74,834	34,662	40,172	116%

Expenses:
Voyage expenses	(34,949)	(21,008)	(13,941	66%
Vessel operating expenses	(19,598)	(14,251)	(5,347)	38%
Management fees	(1,016)	(895)	(121)	14%
General and administrative expenses	(5,081)	(4,134)	(947)	23%
Depreciation and amortization	(11,388)	(9,087)	(2,301)	25%
Operating income/(loss)	2,802	(14,713)	17,515	119%
Other expenses:
Interest and finance costs	(17,399)	(9,851)	(7,548)	77%
Gain on debt refinancing	11,392	-	11,392	-
Other, net	(30)	(25)	(5)	20%
Total other expenses, net:	(6,037)	(9,876)	3,839	39%
Net loss before income taxes	(3,235)	(24,589)	21,354	87%
Income taxes	-	(34)	34	100%
Net loss	(3,235)	(24,623)	21,388	87%

Net loss per common share, basic	(1.35)	(17.97)
Weighted average number of common shares outstanding, basic	2,389,719	1,370,200

Vessel Revenue, Net - The increase was attributable to the increase in prevailing charter rates and the increase in operating days.  We had 3,837 operating days in 2017 as compared to 2,745 operating days in 2016. The TCE rate increased in 2017 by 114% to $11,945 compared to $5,587 for 2016. TCE rate is a non-GAAP measure.  Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.
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
Interest and Finance Costs - The increase was primarily attributable to our new ATB Loan Facility, the Second Jelco Loan Facility, and the Third Jelco Note, offset with the early settlement of our Natixis loan facility. The weighted average interest rate on our outstanding debt and convertible notes for the years ended 2017 and 2016 was approximately 5.69% and 4.05%, respectively.
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

	Year Ended December 31,
Fleet Data:	2018	2017	2016

Ownership days	3,931	3,864	2,978
Available days(1)	3,918	3,851	2,755
Operating days(2)	3,902	3,837	2,745
Fleet utilization	99%	99%	92%
Fleet utilization excluding dry-docking off hire days	100%	100	100%

Average Daily Results:
TCE rate(3)	$13,156	$10,395	$4,974
Daily Vessel Operating Expenses(4)	$5,198	$4,985	$4,618

(1)
During the year ended December 31, 2018, we incurred 16 off-hire days. During the year ended December 31, 2017, we incurred 13 off-hire days for one vessel drydocking. During the year ended December 31, 2016, we incurred 173 off-hire days for a vessel lay-up and 64 off-hire days for two vessel surveys.

(2)
During the year ended December 31, 2018, we incurred 16 off-hires days due to other unforeseen circumstances. During the year ended December 31, 2017, we incurred 13 off-hires days due to other unforeseen circumstances.

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

	Year Ended December 31,
(In thousands of US Dollars, except operating days and TCE rate)	2018	2017	2016

Net revenues from vessels	$91,520	$74,834	$34,662
Voyage expenses	(40,184)	(34,949)	(21,008)
Net operating revenues	$51,336	$39,885	$13,654
Operating days	3,902	3,837	2,745
Daily time charter equivalent rate	$13,156	$10,395	$4,974

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

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	Year Ended December 31,
	2018	2017	2016

Vessel operating expenses	$20,742	$19,598	$14,251
Less: Pre-delivery expenses	(309)	(337)	(499)
Vessel operating expenses before pre-delivery expenses	20,433	19,261	13,752
Ownership days	3,931	3,864	2,978
Daily Vessel Operating Expenses	$5,198	$4,985	$4,618

Recent Accounting Pronouncements

Refer to Note 2 of the consolidated financial statements included in this annual report.

Critical Accounting Policies and Estimates

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies and Estimates – Impairment of long-lived assets", we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy. The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2018 and 2017, respectively, and (ii) which of our vessels we believe had a basic market value below their carrying value.  This aggregate difference between the carrying value of our vessels and their market value of $10 million and $24.9 million, as of December 31, 2018 and 2017, respectively, represents the amount by which we believe we would have had to reduce our net income if we sold all of such vessels, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer was not under any compulsion to buy as of December 31, 2018 and 2017, respectively. For purposes of this calculation, we assumed that the vessels would be sold at a price that reflected our estimate of their charter-free market values as of December 31, 2018 and 2017, respectively.

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
Vessel	Year Built	Dwt	Carrying Value as of December 31, 2018 (in million of U.S. dollars)		Carrying Value as of December 31, 2017 (in million of U.S. dollars)
Fellowship	2010	179,701	28.6		-
Championship	2011	179,238	36.7	*	38.3	*
Partnership	2012	179,213	30.7		32.0
Knightship	2010	178,978	19.1		19.7
Lordship	2010	178,838	19.0		19.7
Gloriuship	2004	171,314	14.5		15.3	*
Leadership	2001	171,199	13.5	*	14.5	*
Geniuship	2010	170,057	24.4		25.4
Premiership	2010	170,024	26.2		27.4	*
Squireship	2010	170,018	30.5	*	31.9	*
Guardianship	2011	56,884	-		15.6	*
Gladiatorship	2010	56,819	-		14.9	*
TOTAL			243.2		254.7

*	Indicates dry bulk carrier vessels for which we believe, as of December 31, 2018 and 2017, respectively, the basic charter-free market value was lower than the vessel's carrying value.

We refer you to the risk factor entitled "The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our loan agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss".

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolesce or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus unamortized dry-docking costs, may not be recoverable. The volatile market conditions in the drybulk market with decreased charter rates and decreased vessel market values are conditions we consider to be indicators of a potential impairment for our vessels.  We determine undiscounted projected operating cash flows, for each vessel and compare it to the vessel's carrying value. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than its carrying amount, we impair the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the peak and trough years, available for each type of vessel) adjusted for commissions, expected off hires due to scheduled vessels' maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses, management fees and scheduled vessels' maintenance.
The Company recognized an impairment loss of $7,267 for the twelve month period ended December 31, 2018 with respect to the two vessels Gladiatorship and Guardianship that were sold in the fourth quarter of 2018. Our assessment concluded that no impairment loss should be recorded as of December 31, 2017 and 2016.
Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the year ended December 31, 2018 also involved sensitivity analysis to the model input we believe is more important and likely to change. In particular, in terms of our estimates for the time charter equivalent for the unfixed period, we use a combination of one-year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the trough years 2015 and 2016, available for each type of vessel. Although the trailing 10-year historical charter rates, excluding the trough years 2015 and 2016, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates, excluding the trough years 2015 and 2016, would not decline by more than 46% for Capesize vessels and we would not require to recognize impairment. Our analysis for the year ended December 31, 2017 also involved sensitivity analysis to the model input we believe was more important and likely to change. In particular, in terms of our estimates for the time charter equivalent for the unfixed period, we used a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the peak and trough years 2008, 2015 and 2016, available for each type of vessel. Although the trailing 10-year historical charter rates, excluding the peak and trough years 2008, 2015 and 2016, covered at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates, excluding the peak and trough years 2008, 2015 and 2016, would not decline by more than 46% and 23% for Capesize vessels and Supramax vessels, respectively, we would not require to recognize impairment.
Vessel depreciation

Depreciation is computed using the straight-line method over the estimated useful life of the vessels (25 years), after considering the estimated salvage value. Salvage value is estimated by taking the cost of steel times the weight of the ship noted in lightweight ton. Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affect the depreciation expense in the period of the revision and future periods.

Revenue from Contracts with Customers

On January 1, 2018, we adopted ASU 2014-09 (ASC 606) Revenue from Contracts with Customers, issued by the FASB in May 2016 and as further amended, and elected to apply the modified retrospective method only to contracts that were not completed at January 1, 2018, the date of initial application. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods. Under the new guidance, voyage revenue is recognized from the time when the vessel arrives at the load port until completion of cargo discharge. Previously, voyage revenue was recognized from the latter of the cargo discharge of the previous voyage and the signing of the next charter or date of the new charter party until completion of cargo discharge. This change results in revenue being recognized over a shorter voyage time period, which may cause additional volatility in revenues and earnings between reporting periods.

ASC 606 outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most legacy revenue recognition guidance. The core principle of the guidance in ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. Incremental costs of obtaining a contract with a customer and contract's fulfillment costs should be capitalized and amortized over the voyage period, if certain criteria are met – for incremental costs if only they are chargeable to the customer and for contract's fulfillment costs if each of the following criteria is met: (i) they relate directly to the contract, (ii) they generate or enhance the entity's resources that shall be used in the performance obligation satisfaction and (iii) are expected to be recovered. Further, in case of incremental costs, entities may elect to use a practical expedient not to capitalize them when the amortization period (voyage period) is less than one year.

The effect of the adoption of the new accounting standard resulted in a cumulative adjustment of $1.8 million in the opening balance of our accumulated deficit for the fiscal year 2018, as a result of the change in the recognition method of revenues related to voyage charters and their fulfillment costs. Having not adopted ASC 606, our (i) vessel revenues would have been $95.2 million for the year ended December 31, 2018, (ii) voyage expenses would have been $40.2 million for the year ended December 31, 2018 and (iii) commissions would have been $3.4 million as of December 31, 2018. Having not adopted ASC 606, our net loss would have been $0.4 million less for the year ended December 31, 2018, or $0.14 basic and diluted earnings per share.

Accounting for Revenue and Related Expenses

We generate our revenues from chartering our vessels under time or bareboat charter agreements and voyage charter agreements.

Time and bareboat charters: Vessels are chartered when a contract exists and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are generally determined in the main body of charter parties and the relevant voyage expenses burden the charterer (i.e. port dues, canal tolls, pilotages and fuel consumption). Upon delivery of the vessel, the charterer has the right to control the use of the vessel (under agreed prudent operating practices) as it has the enforceable right to: (i) decide the delivery and redelivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding vessel's operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel's charter. Time and bareboat charter agreements are accounted for as operating leases, ratably on a straight line over the duration of the charter basis in accordance with ASC 842. Any off-hires are recognized as incurred.

The charterer may charter the vessel with or without owner's crew and other operating services (time and bareboat charter, respectively). In the case of time charter agreements, the agreed hire rates include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). We elected to account for the lease and non-lease component of time charter agreements as a combined component in our financial statements, having taken into account that the non-lease component would be accounted for ratably on a straight-line basis over the duration of the time charter in accordance with ASC 606 and that the lease component in considered as the predominant. In this respect, we qualitative assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements.

Apart from the agreed hire rates, the owner may be entitled to an additional income, such as ballast bonus which is considered as reimbursement of owner's expenses and is recognized together with the lease component over the duration of the charter. The related ballast costs incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer are deferred and amortized on a straight line over the duration of the charter.

Spot charters: Spot, or voyage, charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton, regardless of time to complete. A voyage is deemed to commence upon the loading of the cargo and is deemed to end upon the completion of discharge of the current cargo. Spot charter payments are due upon discharge of the cargo. We have determined that under our spot charters, the charterer has no right to control any part of the use of the vessel. Thus, our spot charters do not contain lease and are accounted for in accordance with ASC 606. More precisely, we satisfy our single performance obligation to transfer cargo under the contract over the voyage period. Thus, spot charter revenues are recognized ratably over the loading to discharge period (voyage period).

Voyage related and vessel operating costs: Voyage expenses primarily consist of commissions, port dues, canal and bunkers. Vessel operating costs include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs including dry-docking costs. Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by us. Under a time charter, specified voyage costs, such as bunkers and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by us. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Commissions are expensed as incurred. Contract fulfillment costs (mainly consisting of bunker expenses and port dues) for spot charters are recognized as a deferred contract cost and amortized over the voyage period when the relevant criteria under ASC 340-40 are met or are expensed as incurred. All vessel operating expenses are expensed as incurred.

Deferred revenue: Deferred revenue primarily relates to cash advances received from charterers. These amounts are recognized as revenue over the charter period.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), as amended, which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting, neither changes the lease classification criteria. For public companies, the standard is effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted.

Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. Under that transition method, an entity initially applies the new leases standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements (which is January 1, 2017, for calendar-year-end public business entities that adopt the new leases standard on January 1, 2019).

In July 2018, the FASB issued ASU No. 2018-11, Leases (ASC 842) – Targeted Improvements. The amendments in this Update: (i) provide entities with an additional (and optional) transition method to adopt the new lease requirements by allowing entities to initially apply the requirements at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption; and, (ii) provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (ASC 606) and both of the following are met: (a) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (b) the lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with ASC 606. Otherwise, the entity should account for the combined component as an operating lease in accordance with ASC 842.

We elected to early adopt ASU No. 2016-02, Leases (ASC 842), as amended, in the second quarter of 2018 with adoption reflected as of January 1, 2018, using the modified retrospective method, and elected to apply the additional and optional transition method to existing leases at the beginning of the period of adoption of January 1, 2018. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods (ASC 840), including the disclosure requirements. Under the new guidance, we elected certain practical expedients: (i) a package of practical expedients which does not require us to reassess: (1) whether any expired or existing contracts are or contain leases; (2) lease classification for any expired or existing leases; and (3) whether initial direct costs for any expired or existing leases would qualify for capitalization under ASC 842; (ii) to account for non-lease components (primarily crew and maintenance services) of time charters as a single lease component as the timing and pattern of transfer of the non-lease components and associated lease component are the same, the lease components, if accounted for separately would be classified as an operating lease, and such non-lease components are not predominant components of the combined component. We qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements. Therefore, the Company accounts for the combined component as a lease under ASC 842. We did not have any lease arrangements in which it was a lessee at the adoption date.

Sale-leaseback transactions

In accordance with ASC 842, we, as seller-lessee, determine whether the transfer of an asset should be accounted for as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for us, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale as the transaction would be classified as a financing arrangement by us as it effectively retains control of the underlying asset.

If the transfer of the asset meets the criteria of sale, we as seller-lessee recognize the transaction price for the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, we do not derecognize the transferred asset, account for any amounts received as a financing arrangement and recognize the difference between the amount of consideration received and the amount of consideration to be paid as interest.

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
Our funding and treasury activities are conducted in accordance to corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short- and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.
As of December 31, 2018, we had cash and cash equivalents of $6.7 million, as compared to $8.9 million as of December 31, 2017.
Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2018, we had a working capital deficit of $19.4 million as compared to a working capital deficit of $15 million as of December 31, 2017. Our working capital was primarily affected by the decrease in our cash and cash equivalents balance due to debt installment payments and cash paid for interest as well as an increase in year-end balances to our trade accounts payable.
As of December 31, 2018, we had total indebtedness under our credit facilities of $218 million, excluding unamortized financing fees, as compared to $213.8 million as of December 31, 2017.
Our short-term liquidity commitments, as of December 31, 2018, primarily relate to debt and interest repayments of approximately $36.3 million under our credit facilities and convertible notes due in 2019. We expect to fund these commitments with cash on hand and cash inflows from operations. Our cash flow projections indicate that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements' issuance.
Our long-term liquidity commitments primarily relate to the repayment of our long-term debt balances under our credit facilities and convertible notes issued to Jelco. Please see "– Loan Arrangements".  We expect to fund these commitments with cash on hand, refinancing of existing financing arrangements and/or public and private debt and equity transactions in the capital markets.
Cash Flows
(In thousands of US Dollars)	Year ended December 31,
	2018	2017	2016
Cash Flow Data:
Net cash provided by / (used in) operating activities	5,723	2,782	(15,339)
Net cash used in investing activities	(8,827)	(32,992)	(40,779)
Net cash (used in) / provided by financing activities	(491)	25,341	68,672

Year ended December 31, 2018, as compared to year ended December 31, 2017

Operating Activities:  Net cash provided by operating activities amounted to $5.7 million in 2018, consisting of net income after non-cash items of $4.5 million plus an increase in working capital of $1.2 million. Net cash provided by operating activities amounted to $2.8 million in 2017, consisting of net income after non-cash items of $0.1 million plus a decrease in working capital of $2.7 million.
Investing Activities: The 2018 cash outflow primarily resulted from the acquisition of our vessel Fellowship in November 2018 payments related to scrubbers and expenses incurred in respect to the new office space. The 2018 cash outflow was offset by the cash inflow from the sale of our vessels Gladiatorship and Guardianship in October 2018 and November 2018 respectively.
Financing Activities: The 2018 cash inflow resulted mainly from proceeds of $24.5 million obtained from the Wilmington Trust Loan Facility, proceeds of $18.6 million obtained from the June 28, 2018 Hanchen Limited financial liability, proceeds of $23.5 million obtained from the Cargill financial liability on November 7, 2018 and proceeds of $2 million from Jelco loan facility dated April 10, 2018. The 2018 cash inflow was offset by debt repayments of: $32 million with respect to the Northern Shipping Funds, or NSF Loan Facility, $17.1 million with respect to the ATB Loan Facility, $7.2 million with respect to the Hamburg Commercial Bank Facility, $6.2 million with respect to the UniCredit loan facility, $4.5 million with respect to the March 2015 Alpha Bank Facility, $0.9 million with respect to the Hanchen Limited financial liability, $0.4 million with respect to the Wilmington Trust Loan Facility, $0.1 million with respect to Cargill loan facility and $1.2 million loan finance fees payments. The 2017 cash inflow resulted from proceeds of $34.5 million obtained from the ATB Loan Facility, proceeds of $16.2 million obtained from the Second Jelco Loan Facility, proceeds of $9 million obtained from the Third Jelco Note and proceeds of $2.6 million from common stock issuances. The 2017 cash inflow was offset by debt repayments of: $28 million with respect to the Natixis loan facility, $4.7 million with respect to the UniCredit loan facility, $2.1 million with respect to the Hamburg Commercial Bank Facility, $1 million with respect to the ATB Loan Facility, $0.7 million with respect to the March 2015 Alpha Bank Facility and $0.6 million loan finance fees payments.
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
Financing Activities: The 2017 cash inflow resulted from proceeds of $34.5 million obtained from the ATB Loan Facility, proceeds of $16.2 million obtained from the Second Jelco Loan Facility, proceeds of $9 million obtained from the Third Jelco Note and proceeds of $2.6 million from common stock issuances. The 2017 cash inflow was offset by debt repayments of: $28 million with respect to the Natixis loan facility, $4.7 million with respect to the UniCredit loan facility, $2.1 million with respect to the Hamburg Commercial Bank Loan Facility, $1 million with respect to the ATB Loan Facility, $0.7 million with respect to the March 2015 Alpha Bank Facility and $0.6 million loan finance fees payments. The 2016 cash inflow resulted from proceeds of $32 million obtained from the NSF Loan Facility, proceeds of $12.8 million obtained from the First Jelco loan facility, proceeds of $22.6 million from common stock and warrants issuances and drawdowns of $9.4 million under the Second Jelco Note for the acquisition of two vessels and for working capital purposes, offset by debt repayments of $6.9 million with the respect to the First Jelco Loan Facility, debt repayments of $0.65 million with respect to the March 2015 Alpha Bank Loan Facility and an increase of $3 million in restricted cash.

Loan Arrangements

Credit Facilities

March 2015 Alpha Bank A.E. Loan Facility

On March 6, 2015, we entered into a $8.75 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Leadership, referred to as the March 2015 Alpha Bank Loan Facility. On December 23, 2015, July 28, 2016 and June 29, 2018, we and Alpha Bank A.E. entered into a first, second and third supplemental agreement, respectively, to the facility agreement. As amended to date, the facility provided as follows: the facility bears interest at LIBOR plus a margin of 3.75% and is repayable in twenty consecutive quarterly installments. The first four installments are $0.2 million each, the next installment is $0.25 million, the next four installments are $0.1 million each, the next ten installments are $0.25 million each, and a final installment of $0.25 million with a final balloon payment of $4.45 million due on March 17, 2020. Following the reduction by $0.6 million of four repayment installments that was added to the balloon installment by the second supplemental agreement, 80% of Leadership's excess earnings (as defined in the loan agreement) during each financial year starting from 2016, shall be applied by Alpha Bank towards payment of the deferred amount until same is fully repaid. The borrower under the facility is our applicable vessel-owning subsidiary and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first preferred mortgage over the vessel, a general assignment covering earnings, insurances, charter parties and requisition compensation, an account pledge agreement and technical and commercial managers' undertakings. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders.  On a consolidated basis, (i) we are required to maintain a corporate leverage ratio, as defined in the loan agreement, that will not be (a) on December 31, 2018 higher than 0.85:1.0, the compliance with such obligation to be tested on each financial semester starting from July 1, 2018; (b) on March 31, 2019 higher than 0.80:1.0 and (c) starting from June 1, 2019 and at the end of each accounting period higher than 0.75:1.0, (ii) from July 1, 2018 the consolidated interest cover ratio (EBITDA to Net Interest Expense) shall not be (a) until and including the March 31, 2019, lower than 1.2:1 and (b) from April 1, 2019 until the expiration of the Security Period, lower than 2:1, and (iii) we are required to maintain liquidity in a specified amount. In addition, from July 1, 2017, the borrower shall ensure that the market value of the vessel plus any additional security to total facility outstanding shall not be less than 125%. The lender may accelerate the maturity of the facility and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the facility. The facility also restricts our ability to distribute dividends to our shareholders in excess of 50% of our net income except if our cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period. As of December 31, 2018, $5.7 million was outstanding under the facility, excluding the unamortized financing fees.
Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) Loan Facility

On September 1, 2015, we entered into a $44.4 million senior secured loan facility with Hamburg Commercial Bank AG, or Hamburg Commercial Bank to finance the acquisition of the Geniuship and Gloriuship. We refer to this as the Hamburg Commercial Bank Loan Facility. On May 16, 2016, February 23, 2017 and March 28, 2018, we and Hamburg Commercial Bank entered into two supplemental letter agreements and one supplemental agreement, respectively, to the facility agreement. As amended to date the facility provides as follows: the facility bears interest at LIBOR plus a margin of 3.75% and is repayable in quarterly installments of about $1.0 million each, with a final balloon payment of $28.8 million due on June 30, 2020. On July 2, 2018, the Company made a mandatory prepayment of $3.0 million. The borrowers under the facility are our two applicable vessel-owning subsidiaries and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility was made available in two advances. On October 13, 2015, we drew the first advance of $27.6 million in order to finance the acquisition of the Geniuship. On November 3, 2015, we drew the second advance of $16.8 million in order to finance the acquisition of the Gloriuship. The facility is secured by a first priority mortgage over each of the vessels, a general assignment covering earnings, charter parties, insurances and requisition compensation for each of the vessels, an earnings account pledge agreement for each of the vessels, technical and commercial managers' undertakings, a shares security deed of the two borrowers' shares and a master agreement assignment. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, or sell the vessels without the consent of the relevant lenders. Pursuant to the terms of the supplemental agreement of March 28, 2018: i) the application of the security cover requirement (as defined in the loan facility) was waived until September 30, 2018, ii) the security cover percentage requirement was amended as follows: 100% during the period commencing on October 1, 2018 and ending on March 31, 2019, 111% during the period commencing on April 1, 2019 and ending on September 30, 2019 and 120% thereafter, iii) the Leverage Ratio covenant was redefined to reflect Net debt / Total assets (as defined in the loan facility) and the relevant threshold was amended to: no more than 85% during the period commencing on June 30, 2018 and ending on December 31, 2018, no more than 80% during the period commencing on January 1, 2019 and ending on March 31, 2019 and no more than 75% thereafter, iv) the ratio of EBITDA to net interest payments (as defined in the loan facility) was amended to: no less than 1.2 times during the period commencing on June 30, 2018 and ending on March 31, 2019 and no less than 2 times thereafter and v) the Corporate Guarantee liquidity was amended to include restricted cash. In addition, after April 30, 2018, the borrowers are required to ensure that the market value of the Geniuship and Gloriuship plus any additional security to the total facility outstanding and any Swap Exposure (as defined in the Hamburg Commercial Bank Loan Facility) shall not be less than 120%. The facility also places a restriction on the borrowers' ability to distribute dividends to Seanergy Maritime Holdings Corp., in case the market values of Geniuship and Gloriuship plus any additional security is less than 145% of the total facility outstanding and the cash balance of the borrowers after distribution of dividends is less than $3 million. The $3 million condition on payment of dividends does not apply after June 30, 2018. As of December 31, 2018, $35.1 million was outstanding under the facility, excluding the unamortized financing fees.

UniCredit Bank AG Loan Facility

On September 11, 2015, we entered into a $52.7 million secured term loan facility with UniCredit Bank AG to partly finance the acquisition of the Premiership, Gladiatorship and Guardianship. On June 3, 2016, July 29, 2016, March 7, 2017, September 25, 2017, April 30, 2018 and October 10, 2018, we and UniCredit Bank AG entered into an amendment and five supplemental letter agreements, respectively, to the facility agreement. As amended to date, the facility bears interest at LIBOR plus a margin of 3.20%. The facility is repayable in eight quarterly installments of $1.6 each and a balloon installment of $29.4 payable on the final maturity date, December 28, 2020. The September 25, 2017 supplemental letter agreement deferred an installment payment due on September 25, 2017 to October 2, 2017. The borrowers under the facility were originally our three applicable vessel-owning subsidiaries, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility was made available in three tranches. On September 11, 2015, we drew the first tranche of $25.4 million to partly finance the acquisition of the Premiership. On September 29, 2015, we drew the second tranche of $13.6 million to partly finance the acquisition of the Gladiatorship. On October 21, 2015, we drew the third tranche of $13.6 million to partly finance the acquisition of the Guardianship. The facility was secured by a first preferred mortgage over each of the relevant vessels, general assignments covering earnings, charter parties, insurances and requisition compensation for each of the vessels, account pledge agreements for each of the vessels, technical and commercial managers' undertakings, shares security deeds of the three applicable vessel owning subsidiaries' shares and a hedging agreement assignment. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the relevant lenders. Pursuant to the terms of the supplemental letter agreement of April 30, 2018: i) the Leverage Ratio covenant was redefined to reflect the Group’s Net Debt / Consolidated Market Value adjusted assets (excluding cash, cash equivalents and restricted cash) and the relevant threshold was amended to: no more than 85% during the period commencing on May 1, 2018 and ending on December 31, 2018, no more than 80% during the period commencing on January 1, 2019 and ending on March 31, 2019 and no more than 75% for the remaining part of the security period, ii) the ratio of EBITDA to net interest payments was amended to: not less than 1.2 times during the period commencing on May 1, 2018 and ending on March 31, 2019 and not less than 2 times for the remaining part of the security period, and iii) the security cover percentage requirement was amended as follows: not to be less than 100% during the period commencing on May 1, 2018 and ending on September 30, 2018, not to be less than 111% during the period commencing on October 1, 2018 and ending on June 30, 2019 and not to be less than 120% for the remaining part of the security period.
On November 22, 2018, the Company entered into an amended and restated loan facility of the September 11, 2015 UniCredit loan facility, the Amended and Restated UniCredit Loan Facility, in order to (i) release the respective vessel-owning subsidiaries of the Gladiatorship and the Guardianship as borrowers and (ii) include as replacement borrower the vessel-owning subsidiary of the Fellowship. The first-priority mortgages over the Gladiatorship and Guardianship and all other securities created in favor of UniCredit for the specific vessels under the UniCredit facility were irrevocably and unconditionally released. The amendment and restatement of the facility did not alter the interest rate, the maturity date, the amortization and the repayment terms of the UniCredit facility, or the financial covenants applicable to the Company as guarantor. The Amended and Restated UniCredit Loan Facility is secured by first preferred mortgages and general assignments covering earnings, insurances and requisition compensation over the Premiership and the Fellowship, account pledge agreements, shares security deeds relating to the shares of both vessels' owning subsidiaries, technical and commercial managers' undertakings and, where applicable, charter assignments. As of December 31, 2018, $41.8 million was outstanding under the facility, excluding the unamortized financing fees.

November 2015 Alpha Bank A.E. Loan Facility

On November 4, 2015, we entered into a $33.8 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship. On July 28, 2016 and June 29, 2018, we and Alpha Bank A.E. entered into a first and second supplemental agreement, respectively, to the facility agreement.  As amended to date, the facility provides as follows: the facility bears interest at LIBOR plus a margin of 3.50% and is repayable in twelve consecutive quarterly installments of $0.8 million each with a final balloon payment of $20.3 million due on November 10, 2021. The borrower under the facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first preferred mortgage over the vessel a second preferred mortgage over the Leadership, a general assignment covering earnings, insurances, charter parties and requisition compensation, an account pledge agreement and technical and commercial managers' undertakings. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders. Pursuant to the terms of the supplemental agreement of June 29, 2018, i) the ratio of the market value of Squireship plus any additional security to the total facility outstanding shall not be less than 100% as from April 1, 2019 until March 31, 2020, shall not be less than 111% starting from April 1, 2020 until March 31, 2021 and shall not be less than 125% from April 1, 2021 until the end of the security period ii) the consolidated interest cover ratio (EBITDA to Net Interest Expense) shall not be (a) until and including March 31, 2019 lower than 1.2:1, the compliance with such obligation to be tested on each Financial Semester Day starting from July 1, 2018 and (b) as from April 1, 2019 until the expiration of the security period, lower than 2:1, the compliance with such obligation to be tested on each Financial Semester Day starting from April 1, 2019 and iii) the Corporate Leverage Ratio as defined in the loan agreement will not be (a) at the end of December 31, 2018 higher than 0.85:1.0, the compliance with such obligation to be tested on each Financial Semester Day starting from July 1, 2018; (b) on March 31, 2019 higher than 0.80:1.0 and (c) starting from June 1, 2019 and at the end of each Accounting Period higher than 0.75:1.0, the compliance with such obligation to be tested on each Financial Semester Day starting from June 30, 2019.The facility also restricts our ability to distribute dividends to our shareholders in excess of 50% of our net income except if our cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period. As of December 31, 2018, $30.4 million was outstanding under the facility, excluding the unamortized financing fees.
First Jelco Loan Facility

On October 4, 2016, we entered into a $4.2 million loan facility with Jelco to finance the initial deposits for the Lordship and the Knightship.  We refer to this as the First Jelco Loan Facility.  On November 17, 2016 we entered into an amendment and on November 28, 2016 and February 13, 2019, we amended and restated this facility, which, among other things, increased the aggregate amount that could be borrowed under the facility to up to $12.8 million (to partially finance the remaining payment for the Lordship and the Knightship) and extended the maturity date to June 30, 2020. The Jelco Loan Facility bears interest at LIBOR plus a margin of 8.5% and is repayable in one bullet payment together with accrued interest thereon to the maturity date. Seanergy Maritime Holdings Corp. is the borrower under this facility. This facility is secured by the following securities: a second priority mortgage and general assignment covering earnings, insurances and requisition compensation on the Partnership, and the subsidiary that owns the vessel owning subsidiary of the Lordship and the bareboat charterer of the Knightship has provided a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under this facility, all cross collateralized with the Second Jelco Loan Facility and the Third Jelco Note. As of December 31, 2018, $5.9 million was outstanding under this facility, excluding the unamortized financing fees.

ATB Loan Facility

On May 24, 2017, we entered into an up to $18 million term loan facility with Amsterdam Trade Bank N.V. to partially finance the acquisition of the Partnership. We refer to this as the ATB Loan Facility. The facility bore interest at LIBOR plus a margin of 4.65% per annum which is payable quarterly and the principal is repayable by twenty equal consecutive quarterly installments being $ 0.2 million each, by additional quarterly repayments of any Excess Cash (as defined in the loan facility) up to $3.6 million in total, and a final balloon payment due on the maturity date, May 26, 2022. On August 28, 2017, an additional repayment of $0.38 million was made along with the first installment payment. The loan was made available in two drawdowns: (i) $13.3 million was drawn down on May 26, 2017 and (ii) $4.7 million was drawn down on June 22, 2017. The borrower under the ATB Loan Facility was our applicable vessel-owning subsidiary. The loan was secured by a first priority mortgage and a general assignment covering earnings, insurances and requisition compensation over the Partnership, an earnings account pledge agreement, technical and commercial managers' undertakings and a charter assignment. The facility also imposed certain operating and financing covenants. The facility also placed a restriction on the borrower's ability to distribute dividends to Seanergy Maritime Holdings Corp. or make any other form of distribution or effect any return of share capital unless additional repayments in an aggregate amount of $3.6 million had been made.
On September 25, 2017, in order to partially fund the refinancing of our Natixis facility, we amended and restated the ATB Loan Facility, increasing the loan amount of the facility by an additional tranche of $16.5 million, or Tranche B. We refer to this as the Amended and Restated ATB Loan Facility. The principal of Tranche B was repayable by nineteen consecutive quarterly installments, being $0.2 million each of the first four installments, $0.3 million each of the subsequent four installments, and $0.4 million each of the subsequent eleven installments, in addition to a balloon installment of any outstanding indebtedness due on the maturity date, May 26, 2022. On each quarterly repayment date, an additional repayment of at least $0.01 million, or an integral multiple of that amount, of any excess cash standing to the credit of the relevant vessel's operating account shall be applied towards reducing the balloon installment. Excess cash, as defined in the loan facility, is any amount above $1.0 million. The aggregate amount of the additional repayments, with regard to Tranche B, shall not exceed $1.25 million. The loan facility requires that the borrower shall maintain in aggregate $0.5 million as minimum liquidity. The amendment and restatement of the facility did not alter the interest rate, the maturity date, the amortization and the repayment terms of the existing tranche under the loan facility, or the financial covenants applicable to the Company as guarantor. The amended and restated loan facility was secured by first preferred mortgages and general assignments covering earnings, insurances and requisition compensation over the Partnership and Championship, earnings account pledges, shares security deeds relating to the shares of both vessels' owning subsidiaries, technical and commercial managers' undertakings and, where applicable, charter assignments. On May 18, 2018, the Company signed a supplemental agreement with Amsterdam Trade Bank N.V. by which: i) the ratio of EBITDA to net interest payments was amended to: not less than 1.2 times during the period commencing on June 30, 2018 and ending on June 29, 2019 and not less than 2 times from June 30, 2019 and for the remaining part of the security period, and ii) the Leverage Ratio was amended to: no more than 85% during the period commencing on June 30, 2018 and ending on March 30, 2019, no more than 80% during the period commencing on March 31, 2019 and ending on June 29, 2019 and no more than 75% during the period commencing on June 30, 2019 and for the remaining part of the security period. On November 7, 2018, Amsterdam Trade Bank entered into a deed of release, with respect to the Championship, releasing the underlying borrower in full after the settlement of the outstanding balance of $15.7 million pertaining to the specific vessel tranche. The first-priority mortgage over the Championship and all other securities created in favor of Amsterdam Trade Bank for the specific vessel tranche under the Amsterdam Trade Bank loan facility were irrevocably and unconditionally released pursuant to the deed of release. The second-priority mortgage over the Championship and all other securities created in favor of Jelco were also irrevocably and unconditionally released pursuant to a separate deed of release. As of December 31, 2018, $16.4 million was outstanding under the facility, excluding the unamortized financing fees.

On February 13, 2019, after a further deed of release with respect to the Partnership resulting in a complete release of the Amended and Restated ATB Loan Facility and full settlement of the outstanding balance of $16.4 million, we entered into a new loan facility with Amsterdam Trade Bank N.V. in order to (i) refinance the existing indebtedness over the Partnership under the May 24, 2017 facility and (ii) general working capital purposes and more specifically, for the financing of installation of open loop scrubber systems on the Squireship and Premiership. We refer to this as the New ATB Loan Facility. The loan is divided in Tranche A relating to the refinancing of the Partnership and Traches B and C for the financing of the scrubber systems on the Squireship and the Premiership, respectively. Pursuant to the terms of the New ATB Loan Facility, Tranche A is repayable in sixteen equal quarterly installments being $0.2 million each starting from February 26, 2019 and a balloon payment of $13.2 million and each of Tranche B and C in twelve quarterly installments of $0.19 million starting from November 27, 2019. The New ATB Loan Facility bears interest of LIBOR plus a margin of 4.65% with quarterly interest payments and is secured by a first priority mortgage over the Partnership, a general assignment covering earnings, insurances and requisition compensation over the Partnership, an earnings account pledge, a shares security deed relating to the shares of the vessel’s owning subsidiary, technical and commercial managers' undertakings and charter assignments.
Wilmington Trust Loan Facility

On June 11, 2018, the Company entered into a $24.5 million loan agreement with Blue Ocean maritime lending funds managed by EnTrustPermal for the purpose of refinancing the outstanding indebtedness of the Lordship under the previous loan facility with NSF dated November 28, 2016. The borrower under the facility is the applicable vessel-owning subsidiary and the facility is guaranteed by the Company. The facility matures in June 2023 and can be extended until June 2025 subject to certain conditions. Specifically, the borrower has the right to sell the ship back to the lender at a pre-agreed price of $20.8 million on the fifth anniversary of the loan utilization, or the Year-5 Put Option. If the borrower elects to exercise the Year-5 Put Option, the lender has the right to extend the termination date of the loan by a further two years, in which case the exercise of the Year-5 Put Option by the borrower shall be cancelled in its entirety. Furthermore, the borrower has the right to sell the ship back to the lender at a pre-agreed price of $15.0 million on the seventh anniversary of the loan utilization, or the Year-7 Put Option. If the borrower elects to exercise the Year-7 Put Option then the lenders will be obliged to purchase the ship at the pre-agreed price. The new facility is secured by a first priority mortgage over the vessel, general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement concerning the respective vessel-owning subsidiary and technical and commercial managers' undertakings. The new loan facility bears a weighted average all-in interest rate of 11.4% and 11.2% assuming a maturity date in June 2023 or in June 2025, respectively. The principal obligation amortizes in 20 or 28 quarterly installments, with a balloon payment of $15.3 million or $9.5 million due at maturity, assuming a maturity date in June 2023 or in June 2025, respectively.  The facility also imposes certain customary operating covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders. As of December 31, 2018, the amount outstanding under the facility was $24.1 million.

Other Financial Liabilities: Sale and Leaseback Agreements
On June 28, 2018, the Company entered into a $26.5 million sale and leaseback agreement for the Knightship with Hanchen for the purpose of refinancing the outstanding indebtedness of the Knightship under the previous loan facility with NSF dated November 28, 2016. The Company's wholly-owned subsidiary, or the Charterer, sold and chartered back the vessel on a bareboat basis for an eight year period, having a purchase obligation at the end of the eighth year and it further has the option to repurchase the Knightship at any time following the second anniversary of the bareboat charter. Under ASC 842-40, the transaction was accounted for as a failed sale and leaseback transaction and resulted in a financial liability. The bareboat charter is secured by a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement of the shares of the Charterer and technical and commercial managers' undertakings. The Company provided a guarantee to Hanchen. Of the $26.5 million, $18.6 million were cash proceeds, $6.6 million was withheld by Hanchen as an upfront charterhire upon the delivery of the vessel, and an amount of $1.3 million was paid by the Charterer to Hanchen upon the delivery of the vessel in order to secure the due observance and performance by the Charterer of its obligations and undertakings as per the sale and leaseback agreement. The deposit can be set off against the balloon payment at maturity. The Charterer is required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120%. In addition, the bareboat charter requires the Charterer to maintain an amount of $1.3 million until the second anniversary of the delivery date or if earlier, a sub-charter in form and substance acceptable to Hanchen is available. The charterhire principal bears interest at LIBOR plus a margin of 4% and amortizes in thirty two consecutive equal quarterly installments of approximately $0.46 million along with a balloon payment of $5.3 million at maturity on June 29, 2026. The charterhire principal, as of December 31, 2018, is $18.96 million.

On November 7, 2018, the Company entered into a $23.5 million sale and leaseback agreement for the Championship with Cargill International SA, or Cargill, for the purpose of refinancing the outstanding indebtedness of the Championship under the Amended and Restated ATB Loan Facility. The Company sold and chartered back the vessel from Cargill on a sub-bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. Under ASC 842-40, the transaction was accounted for as a failed sale and leaseback transaction and resulted in a financial liability. The sub-bareboat charter is secured by an account pledge agreement and technical and commercial managers' undertakings. The Company is required to maintain an amount of $1.6 million from the $23.5 million proceeds as a performance guarantee, which amount of $1.6 million will be used at the vessel repurchase. Moreover, under the subject sale and leaseback agreement an additional tranche was provided to the Company for an amount of up to $2.75 million for the purpose of financing the cost associated with the acquisition and installation on board the Championship of an open loop scrubber system. The subject tranche has been placed in an escrow account in the name of Cargill and will be made available gradually subject to certain progress milestones. The cost of the financing is equivalent to an expected fixed interest rate of 4.71% for five years. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at the end of which it has a purchase obligation at $14.05 million. Additionally, at the time of purchase, if the market value of the vessel is greater than a floor price, the Company will pay to Cargill 20% of the difference between the market price and the floor price. The floor price, as set forth in the agreement, starts at $30 million on November 7, 2018, and amortizes to $22.8 million at the end of the five year term. The Company has concluded that such contingency shall not be accrued in the consolidated financial statements, since information available does not indicate that it is probable that a liability has been incurred as of the latest balance sheet date and cannot be estimated. Moreover, as part of the transaction, the Company has issued 120,000 of its common shares to Cargill which are subject to customary statutory registration requirements. The fair market value of the shares on the date issued to Cargill will be amortized over the lease term using the effective interest method.  The unamortized balance is classified in other financial liabilities on the consolidated balance sheet.  The charterhire principal amortizes in sixty monthly installments averaging approximately $0.2 million each along with a balloon payment of $14.1 million, including the additional scrubber tranche, at maturity on November 7, 2023. The charterhire principal, as of December 31, 2018, is $26.1 million.

The borrowers under each of the existing financing arrangements are the applicable vessel owning subsidiaries or bareboat charterers of the vessels, as applicable, and the facilities are guaranteed by Seanergy Maritime Holdings Corp.
At December 31, 2018, eight of the Company's vessels, having a net carrying value of $187,415, were subject to first and second priority mortgages as collateral to their loan facilities. In addition, the Company's two bareboat chartered vessels, having a net carrying value of $55,799, collateralized the Company's bareboat lease agreements.
Second Jelco Loan Facility

On May 24, 2017, we entered into an up to $16.2 million loan facility with Jelco to partially finance the acquisition of the Partnership. We refer to this as the Second Jelco Loan Facility. On June 22, 2017 and on August 22, 2017, we entered into supplemental letters with Jelco to amend the terms of this loan facility, whereby the repayment of $4.8 million was deferred until September 29, 2017, on which date it was repaid.
On September 27, 2017 and on February 13, 2019, we amended and restated and entered into a supplemental agreement, respectively, to the Second Jelco Loan Facility. The Second Jelco Loan Facility currently bears interest at three-month LIBOR plus a margin of 6% per annum which is payable quarterly and the principal is repayable in one bullet payment due on December 30, 2020. The facility is secured by the following amended cross collaterals: a second preferred mortgage over the Partnership, a second priority general assignment covering earnings, insurances and requisition compensation over the Partnership, a guarantee from the vessel-owning subsidiary of the Partnership, and a guarantee from our wholly-owned subsidiary, Emperor Holding Ltd., the holding company of the ship-owing subsidiary owning the Lordship and the bareboat charterer of the Knightship, all cross collateralized with the First Jelco Loan Facility and the Third Jelco Note. As of December 31, 2018, $11.5 million was outstanding under this facility, excluding the unamortized financing fees.

Third Jelco Loan Facility
 On April 10, 2018, the Company entered into a $2.0 million loan facility with Jelco for working capital purposes. We refer to this as the Third Jelco Loan Facility. On June 13, 2018, August 11, 2018 and January 31, 2019, we amended and restated and entered into two supplemental letters, respectively, to the Third Jelco Loan Facility. The Company drew down the $2.0 million on April 12, 2018. The facility bears interest at 10% per annum, payable quarterly, and the principal is payable in one bullet payment due on April 1, 2019. The facility is secured by a guarantee from the Company’s wholly-owned subsidiary, Emperor Holding Ltd.. As of December 31, 2018, $2.0 million was outstanding under this loan facility.
In February and March 2019, we received approval from the credit committees of certain of our lenders to amend the applicable thresholds or further defer the application date of certain financial covenants and security requirements of our credit facilities for the next twelve months. In addition, we have received approval from the credit committees of two of our lenders for the deferral of $3.3 million in principal payments due in 2019 to the balloons of the respective facilities.  This approval is subject to completion of definitive documentation.
Convertible Notes

First Jelco Note

On March 12, 2015, we issued a convertible note for $4.0 million to Jelco. The note, following two amendments, is repayable in four installments with the first installment occurring six months after the delivery date of the Leadership. The next two installments, $0.2 million each, are due in 2019 and the final installment of $0.2 million, along with a balloon installment of $3.2 million, is payable on the final maturity date, March 19, 2020. The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, the principal amount under the convertible note or any part thereof may be paid at any time in common shares at a conversion price of $13.50 per share. Jelco also received customary registration rights with respect to any shares received upon conversion of the note. As of December 31, 2018, $3.8 million was outstanding under the note.
Second Jelco Note

On September 7, 2015, we issued a revolving convertible note to Jelco for an amount of up to $6.8 million, or the Applicable Limit. Following ten amendments to the note between December 2015 and September 2018, the Applicable Limit was raised to $24.7 million. Following the tenth amendment on September 1, 2018, a drawdown request of up to $3.5 million may be made by April 10, 2019, or the Final Revolving Advance Date. If the request is not made by the Final Revolving Advance Date, the advance will not be available to be drawn and the Applicable Limit will be reduced to $21.2. The aggregate outstanding principal is repayable on December 31, 2022. The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, our obligation to repay the principal amount under the revolving convertible note or any part thereof may be paid in common shares at a conversion price of $13.50 per share. Jelco also received customary registration rights with respect to any shares received upon conversion of the note. As of December 31, 2018, $21.2 million was outstanding under the note.
Third Jelco Note
On September 27, 2017, we issued a convertible note to Jelco for an amount of $13.75 million. On February 13, 2019, the Company and Jelco entered into an amendment to this note. The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, the whole or any part of the principal amount under the note may be paid at any time in common shares at a conversion price of $13.50 per share. Jelco also received customary registration rights with respect to all shares upon conversion of the note. The Company has the option to prepay at any time the whole or any part of this note in a number of fully paid and nonassessable shares equal to an amount of the note being prepaid divided by a price per share to be agreed with Jelco. The aggregate outstanding principal is repayable on December 31, 2022. The note is secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the vessel-owning subsidiary of the Partnership, all cross collateralized with the First and the Second Jelco Loan Facility. Of the $13.75 million under the note, $4.75 million was used to make a mandatory prepayment under the Second Jelco Loan Facility. As of December 31, 2018, $13.75 million was outstanding under the note.
Our wholly-owned subsidiary Emperor Holding Ltd. has provided a guarantee, dated September 27, 2017, to Jelco for the Company’s obligations under all these notes.
In March 2019, the Company reached an in-principle agreement with Jelco for (i) an additional term loan facility in the amount of $7.0 million to be provided by Jelco to the Company, the proceeds of which will be used to (a) refinance the Third Jelco Loan Facility with current outstanding balance of $2.0 million and (b) for general corporate purposes; (ii) the extension of the maturity of the First Jelco Note to December 31, 2020 and (iii) the extension of the availability of the $3.5 million advance under the Second Jelco Note by one more year, to April 10, 2020. This agreement is subject to completion of definitive documentation.

C. Research and development, patents and licenses, etc.
Not applicable.
D. Trend Information
Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2018, the Baltic Dry Index, or the BDI, registered a low of 948 on April 6, 2018 and a high of 1,774 on July 24, 2018.
Since the start of the financial crisis in 2008 the performance of the BDI has been characterized by high volatility, as the growth in the size of the dry bulk fleet outpaced growth in vessel demand for an extended period of time.
Specifically, in the period from 2009 to 2016, the size of the fleet in terms of deadweight tons grew by an annual average of about 9.2% while the corresponding growth in demand for dry bulk carriers grew by 5.3%, resulting in a drop of about 74.3% in the value of the BDI. In 2017 and 2018, market dynamics reversed course as the average annual fleet growth of 2.6% was slower than the corresponding demand growth of 3.2%, leading to a 18.2% rise in the BDI over the period. According to tentative projections, the total size of the dry bulk fleet is expected to rise by about 2.9% in 2019, compared to expected demand growth of 2.3%.
Please also see "–B. Liquidity and Capital Resources".
E. Off-balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2018 (in thousands of U.S. Dollars):
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt, debt to related party and other financial liabilities	$217,956	$17,273	$135,049	$55,780	$9,854
Convertible notes	38,715	-	3,800	34,915	-
Interest expense - long term debt, debt to related party and other financial liabilities	42,233	16,024	18,021	6,906	1,282
Interest expense - convertible notes	11,221	2,964	5,614	2,643	-
Office rent	733	128	366	239	-
Total	$310,858	$36,389	$162,850	$100,483	$11,136

G. Safe Harbor
See the section titled "Cautionary Statement Regarding Forward-Looking Statements" at the beginning of this annual report.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Set forth below are the names, ages and positions of our current directors and executive officers.  Members of our board of directors are elected annually on a staggered basis, and each director elected holds office for a three-year term.  Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.  The business address of each of our directors and executive officers listed below is 154 Vouliagmenis Avenue, 166 74 Glyfada, Athens, Greece.
Name	Age	Position	Director Class
Stamatios Tsantanis	47	Chairman, Chief Executive Officer & Director	A (term expires in 2019)
Stavros Gyftakis	40	Chief Financial Officer
Christina Anagnostara	48	Director	B (term expires in 2020)
Elias Culucundis	76	Director*	A (term expires in 2019)
Dimitrios Anagnostopoulos	72	Director*	C (term expires in 2021)
Ioannis Kartsonas	47	Director*	C (term expires in 2021)

_____________________
*Independent Director

Biographical information with respect to each of our directors and our executive officer is set forth below.
Stamatios Tsantanis has been a member of our board of directors and our chief executive officer since October 1, 2012. Mr. Tsantanis has also been the Chairman of our Board of Directors since October 1, 2013 and our Interim Chief Financial Officer from November 1, 2013 until October 2, 2018. Mr. Tsantanis brings more than 20 years of experience in shipping and finance and held senior management positions in prominent shipping companies. Prior to joining us, from September 2008 he served as Group Chief Financial Officer of Target Marine S.A. and was responsible for its corporate and financial strategy. Mr. Tsantanis previously served as the Chief Financial Officer and as a Director of Top Ships Inc. from its initial public offering and listing on Nasdaq in 2004 until September 2008. Prior to that, he was an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active roles in a number of shipping corporate finance transactions. Mr. Tsantanis holds a Master's degree in Shipping Trade and Finance from the City University Business School in London, and a Bachelor's degree in Shipping Economics from the University of Piraeus.
Stavros Gyftakis has been appointed as our Chief Financial Officer on October 3, 2018, and previously served as Finance Director since October 2017. He has more than 13 years of experience in senior positions in the shipping finance industry. Before joining Seanergy, he was a Senior Vice President in the Greek shipping finance desk at DVB Bank SE. Stavros holds a BSc in Mathematics from the Aristotle University of Thessaloniki, a MSc in Business Mathematics awarded with Honors, from the Athens University of Economics and Business and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Cass Business School of City University in London.

Christina Anagnostara served as our chief financial officer from November 17, 2008 until October 31, 2013 and has served as a member of our board of directors since December 2008. She has more than 21 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. She has served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since June 2017 she is a Director of the Investment Banking Division of AXIA Ventures Group and from 2014 to 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. Between 2006 and 2008 she served as Chief Financial Officer and member of the Board of Directors of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group she worked for Eurobank EFG and Ernst & Young, the international accounting firm. Ms. Anagnostara studied Economics in Athens and is a Certified Chartered Accountant. She is a member of various industry organizations including ACCA, Propeller Club, WISTA, Shipping Finance Executives and American Hellenic Chamber of Commerce.
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
Dimitrios Anagnostopoulos has been a member of our board of directors since May 2009. Mr. Anagnostopoulos has over 41 years of experience in shipping and ship finance. His career began in the 1970's at Athens University of Economics followed by four years with the Onassis Group in Monaco. Mr. Anagnostopoulos has also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he has spent nearly two decades with the Bank as Senior Vice-President and Head of Shipping. In June 2010 he was elected a board member of the Aegean Baltic Bank S.A. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at the City University Cass Business School in London and the Erasmus University in Rotterdam. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping. In 2008 he was named by the Lloyd's Organization as Shipping Financier of the Year.
Ioannis Kartsonas has been a member of our board of directors since May 2017. Mr. Kartsonas has more than 19 years of experience in finance and commodities trading. He is currently the Principal and Managing Partner of Breakwave Advisors LLC., a commodity-focused advisory firm based in New York. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm's Shipping and Freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to his role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in Shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space including Shipping. Prior to that, he was an Equity Analyst focusing on Shipping and Energy for Standard & Poor's Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.
No family relationships exist among any of the directors and executive officers.

B. Compensation
For the year ended December 31, 2018, we paid our executive officers and directors aggregate compensation of $0.72 million.  Our executive officers are employed by us pursuant to employment and consulting contracts.
Each member of our board of directors received a fee of $60,000 in 2018. The Shipping Committee fee has been suspended since July 1, 2013 until the board of directors decides otherwise.  The aggregate director fees paid by us for the years ended December 31, 2018, 2017 and 2016 totaled $300,000, $246,000 and $100,000, respectively.
On January 12, 2011 our board of directors adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan, or the Plan. The Plan was amended and restated on December 15, 2016, to increase the aggregate number of shares of our common stock reserved for issuance under the Plan from 57,111 shares to 66,666 shares. The Plan was also amended and restated on February 1, 2018, to further increase the aggregate number of shares of our common stock reserved for issuance under the Plan to 200,000. The Plan was further amended and restated on January 10, 2019, to further increase the aggregate number of shares of our common stock reserved for issuance under the Plan to 200,000. The Plan is administered by the Compensation Committee of our board of directors.  Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our Compensation Committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient's continued service as an employee or a director of the Company, through the applicable vesting date.
On October 1, 2015, the Compensation Committee granted an aggregate of 12,600 restricted shares of common stock pursuant to the Plan. Of the total 12,600 shares issued, 2,400 shares were granted to our board of directors and the other 10,200 shares were granted to certain of our other employees. The fair value of each share on the grant date was $55.50 and was expensed over three years. The shares to our board of directors vested over a period of two years, which commenced on October 1, 2015. On October 1, 2015, 800 shares vested, on October 1, 2016, 800 shares vested, and on October 1, 2017, 800 shares vested. All the shares granted to certain of our employees vested over a period of three years, commencing on October 1, 2015. On October 1, 2015, 1,666 shares vested, on October 1, 2016, 2,066 shares vested, on October 1, 2017, 2,800 shares vested and 3,000 shares vested on October 1, 2018.
On December 15, 2016, the Compensation Committee granted an aggregate of 51,520 restricted shares of common stock pursuant to the Plan. Of the total 51,520 shares issued, 18,320 shares were granted to our board of directors, 29,867 shares were granted to certain of our employees and 3,333 shares were granted to the sole director of the Company's commercial manager, a non-employee. The fair value of each share on the grant date was $19.50. The shares to our board of directors vested over a period of two years, which commenced on December 15, 2016. On December 15, 2016, 6,106 shares vested, on October 1, 2017, 6,107 shares vested and 6,107 shares vested on October 1, 2018. All the other shares granted will vest over a period of three years, which commenced on December 15, 2016. Of the shares granted to certain of our other employees, 7,633 shares vested on December 15, 2016, 7,633 shares vested on October 1, 2017, 6,833 shares vested on October 1, 2018 and 6,833 shares will vest on October 1, 2019. Of the shares granted to the sole director of the Company's commercial manager, 1,000 shares vested on December 15, 2016, 1,000 shares vested on October 1, 2017, 666 shares vested on October 1, 2018 and 667 shares will vest on October 1, 2019.
On February 1, 2018, the Compensation Committee granted an aggregate of 84,000 restricted shares of common stock pursuant to the Plan. Of the total 84,000 shares issued, 38,334 shares were granted to our board of directors, 44,333 shares were granted to certain of our employees and 1,333 shares were granted to the sole director of the Company's commercial manager, a non-employee. The fair value of each share on the grant date was $15.53. All the shares will vest over a period of two years. 28,001 shares vested on February 1, 2018, 26,999 shares vested on October 1, 2018 and 27,000 shares will vest on October 1, 2019.

On January 10, 2019, the Compensation Committee granted an aggregate of 144,000 restricted shares of common stock pursuant to the Plan. Of the total 144,000 shares issued, 66,667 shares were granted to the board of directors, 70,666 shares were granted to certain of the Company's employees and 6,667 shares were granted to the sole director of the Company's commercial manager, a non-employee. The fair value of each share on the grant date was $9.15. All the shares will vest over a period of two years. 48,000 shares vested on January 10, 2019, 48,000 shares will vest on October 1, 2019 and 48,000 shares will vest on October 1, 2020.
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
Shipping Committee
We have established a shipping committee.  The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance in order to accelerate the pace of our decision making in respect of shipping business opportunities, such as the acquisition of vessels or companies.  The shipping industry often demands very prompt review and decision-making with respect to business opportunities.  In recognition of this, and in order to best utilize the experience and skills that our directors bring to us, our board of directors has delegated all such matters to the shipping committee.  Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors.  The shipping committee consists of three directors.  In accordance with the Amended and Restated Charter of the Shipping Committee, two of the directors on the shipping committee are nominated by Jelco and one of the directors on the shipping committee is nominated by a majority of our board of directors and is an independent member of the board of directors.  The members of the shipping committee are Mr. Stamatios Tsantanis and Ms. Christina Anagnostara, who are Jelco's nominees, and Mr. Elias Culucundis, who is the board of directors' nominee.

In order to assure the continued existence of the shipping committee, our board of directors has agreed that the shipping committee may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less than 80% of our board of directors.  In addition, the duties of our chief executive officer, who is currently Mr. Tsantanis, may not be altered without a similar vote.  These duties and powers include voting the shares of stock that Seanergy owns in its subsidiaries.  In addition to these agreements, we have amended certain provisions in its articles of incorporation and bylaws to incorporate these requirements.
As a result of these various provisions, in general, all shipping-related decisions will be made by Jelco's appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the shipping committee.
D. Employees
We currently have two executive officers, Mr. Stamatios Tsantanis and Mr. Stavros Gyftakis. In addition, we employ Ms. Theodora Mitropetrou, our general counsel, and a support staff of thirty four employees.
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
Identity of Person or Group	Number of Shares Owned	Percent of Class(2)
Claudia Restis(1)	3,985,358	70.2%
Stamatios Tsantanis	79,013	2.8%
Stavros Gyftakis	—	*
Christina Anagnostara	—	*
Elias Culucundis	—	*
Dimitrios Anagnostopoulos	—	*
Ioannis Kartsonas	—	*
Directors and executive officers as a group (6 individuals)	157,946	5.6%

_______________

*	Less than one percent.
(1)
Based on the Schedule 13D/A filed by Jelco, Comet and Claudia Restis on March 22, 2019, Claudia Restis may be deemed to beneficially own 3,928,465 common shares through Jelco and 56,893 of our common shares through Comet, each through a revocable trust of which she is beneficiary. The shares she may be deemed to beneficially own through Jelco include (i) 281,481 common shares which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the First Jelco Note, (ii) 1,567,777 common shares which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Second Jelco Note and (iii) 1,018,518 common shares which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Third Jelco Note.

(2)	Based on 2,810,223 common shares outstanding as of March 21, 2019 and any additional shares that such person may be deemed to beneficially own in accordance with Rule 13d-3 under the Exchange Act.

B. Related Party Transactions
Convertible Notes
First Jelco Note
On March 12, 2015, we issued a convertible note for $4.0 million to Jelco. The note, following two amendments, is repayable in four installments with the first installment occurring six months after the delivery date of the Leadership. The next two installments, $0.2 million each, are due in 2019 and the final installment of $0.2 million, along with a balloon installment of $3.2 million, is payable on the final maturity date, March 19, 2020. The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, the principal amount under the convertible note or any part thereof may be paid at any time in common shares at a conversion price of $13.5 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share. Jelco also received customary registration rights with respect to any shares received upon conversion of the note. As of December 31, 2018, $3.8 million was outstanding under the note.
Second Jelco Note
On September 7, 2015, we issued a revolving convertible note to Jelco for an amount up to $6.8 million, or the Applicable Limit. Following ten amendments to the note between December 2015 and September 2018, the Applicable Limit was raised to $24.7 million. Following the tenth amendment on September 1, 2018, a drawdown request of up to $3.5 million may be made by April 10, 2019, or the Final Revolving Advance Date. If the request is not made by the Final Revolving Advance Date, the advance will not be available to be drawn and the Applicable Limit will be reduced to $21.2. The current outstanding principal is repayable on the final maturity date, on December 31, 2022. The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, our obligation to repay the principal amount under the revolving convertible note or any part thereof may be paid in common shares at a conversion price of $13.5 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share. Jelco also received customary registration rights with respect to any shares received upon conversion of the note. As of December 31, 2018, $21.2 million was outstanding under the note.
Third Jelco Note
On September 27, 2017, as amended on February 13, 2019, we issued a $13.75 million convertible note to Jelco. The current outstanding principal is repayable on the final maturity date on December 31, 2022. The Company may at any time, by giving a five business days prior written notice to Jelco, prepay the whole or any part of the note in cash or, subject to the Jelco’s prior written agreement on price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note being prepaid divided by the agreed price per share. The note bears quarterly interest at three-month LIBOR plus a margin of 5% and is payable in cash. At Jelco's option, the whole or any part of the principal amount under the note may only be paid at any time in common shares at a conversion price of $13.5 per share. The conversion price was determined and approved by a special committee of independent directors of the Company's board of directors, as well as by the board of directors itself. The special committee of independent directors of the Company's board of directors and our board of directors obtained a valuation report from an independent third party financial advisor for the fair market value of the Company's equity per share. Jelco also received customary registration rights with respect to all shares it beneficially owns, including any shares to be received upon conversion of the note. The note is secured by the following cross collaterals: a second preferred mortgage over the Partnership, a second priority general assignment covering earnings, insurances and requisition compensation over the vessel, a guarantee from our vessel-owning subsidiary that owns the Partnership and a guarantee from our wholly-owned subsidiary, Emperor Holding Ltd., which is the holding company of the ship-owing subsidiary owning the Lordship and the bareboat charterer of the Knightship. Of the $13.75 million under the note, $4.75 million were used to make a mandatory prepayment under the Second Jelco Loan Facility. As of December 31, 2018, $13.75 million was outstanding under the note.

Our wholly-owned subsidiary Emperor Holding Ltd. has provided a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under all these notes.
Jelco Loan Facilities
First Jelco Loan Facility
On October 4, 2016, we entered into a $4.2 million loan facility with Jelco, or the First Jelco Loan Facility, to fund the initial deposits for the Lordship and the Knightship. On November 17, 2016, November 28, 2016 and February 13, 2019, we entered into amendments to the First Jelco Loan Facility, which, among other things, increased the aggregate amount that may be borrowed under the facility to up to $12.8 million and extended the maturity date to June 30, 2020.  The First Jelco Loan Facility bears interest at LIBOR plus a margin of 8.5% and is repayable in one bullet payment together with accrued interest thereon on the maturity date. The First Jelco Loan Facility is secured by a second preferred mortgage over the Partnership, a second priority general assignment covering earnings, insurances and requisition compensation over the vessel, a guarantee from the vessel-owning subsidiary of the Partnership and a guarantee from our wholly-owned subsidiary, Emperor Holding Ltd., the holding company of the ship-owing subsidiary owning the Lordship and the bareboat charterer of the Knightship, all cross collateralized with the Second Jelco Loan Facility and the Third Jelco Note. As of December 31, 2018, $5.9 million was outstanding under the First Jelco Loan Facility, excluding the unamortized financing fees.
Jelco Backstop Loan Facility
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
Second Jelco Loan Facility
On May 24, 2017, we entered into a loan agreement with Jelco for an amount of up to $16.2 million to fund part of the acquisition cost for the Partnership, which we refer to as the Second Jelco Loan Facility. On June 22, 2017 and August 22, 2017, we entered into supplemental letters to the Second Jelco Loan Facility, which, deferred our obligation to mandatory prepay to Jelco the amount of $4.75 million due under the loan. Relevant mandatory prepayment of $4.75 million was made through the proceeds we received from the above stated note of $13.75 million issued to Jelco on September 27, 2017.
On September 27, 2017, we entered into an amending and restating agreement with Jelco to amend and restate the Second Jelco Loan Facility, which was further amended and supplemented on February 13, 2019. The amended facility currently bears interest at three-month LIBOR plus a margin of 6% per annum and is repayable in one bullet payment due on December 30, 2020. The facility is secured by a second preferred mortgage on the Partnership, a second priority general assignment covering earnings, insurances and requisition compensation over the Partnership, a guarantee from our vessel-owning subsidiary that owns the Partnership and a guarantee from our wholly-owned subsidiary, Emperor Holding Ltd., all cross collateralized with the First Jelco Loan Facility and the Third Jelco Note. As of December 31, 2018, $11.45 million was outstanding under this facility.
Third Jelco Loan Facility
On April 10, 2018, we entered into a $2 million loan facility with Jelco for working capital purposes, the Third Jelco Loan Facility. The facility, as amended and restated on June 13, 2018 and as further amended on August 11, 2018 and on January 31, 2019, bears interest at 10% per annum and is repayable in one bullet payment due on April 1, 2019. The facility is secured by a guarantee from our wholly-owned subsidiary, Emperor Holding Ltd., which is the holding company of the ship-owing subsidiary owning the Lordship and the bareboat charterer of the Knightship. As of December 31, 2018, $2 million was outstanding under the Third Jelco Loan Facility, excluding the unamortized financing fees.
In March 2019, the Company reached an in-principle agreement with Jelco for (i) an additional term loan facility in the amount of $7.0 million to be provided by Jelco to the Company, the proceeds of which will be used to (a) refinance the Third Jelco Loan Facility with current outstanding balance of $2.0 million and (b) for general corporate purposes; (ii) the extension of the maturity of the First Jelco Note to December 31, 2020 and (iii) the extension of the availability of the $3.5 million advance under the Second Jelco Note by one more year, to April 10, 2020. This agreement is subject to completion of definitive documentation.

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
A. Consolidated Statements and Other Financial Information
See Item 18.
Legal Proceedings
We have previously reported that between 2010 and 2017 certain of our then shareholders, including our former Chairman that served between 2008 to 2010, had brought suits in Greece against certain other shareholders of the Company, our former Chief Financial Officer, and such Chairman’s immediate successor to the board of directors. The plaintiffs withdrew their suits filed in 2010 and 2014 and therefore these are now closed.
The hearing of the only two remaining suits that were filed in 2017 against, amongst other, the former Chairman’s immediate successor, took place on November 15, 2018 and the court’s decision is now expected to be issued. These suits seek damages from the defendants (including our former Chairman) for alleged willful misconduct that purportedly caused the plaintiffs damage both by way of diminution of the value of their shares in the Company and harm to their reputations. Our former Chairman has advised us that he does not believe the action has any merit.
Neither we nor our Directors nor our current Chairman is named in any of these 2017 actions. We have also notified our insurance underwriters of these actions, and our underwriters are advancing a portion of the defendants' legal expenses.
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.  Other than the proceedings mentioned above, we are not a party to any material litigation where claims or counterclaims have been filed against us other than routine legal proceedings incidental to our business.
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
A. Share Capital
Not applicable.
B. Memorandum and Articles of Incorporation
Our amendment to the amended and restated articles of incorporation has been filed in the Annex to Seanergy Maritime's proxy statement filed with the Commission on Form 6-K on March 19, 2019.  Those amended and restated articles of incorporation (as amended) contained in such Annex are incorporated by reference.  Our second amended and restated bylaws have been filed with the Commission on Form 6-K on July 20, 2011, which we incorporate by reference.  We also incorporate by reference, the section titled "Description of Capital Stock and Warrants" in our Registration Statement on Form F-1 (Registration No. 333-214322), declared effective by the Commission on December 7, 2016.

C. Material contracts
Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report.  We refer you to "Item 4. Information on the Company – A. History and Development of the Company", "Item 4. Information on the Company – B. Business Overview", "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements", and "Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions" for a discussion of these contracts.  Other than as discussed in this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.
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

If you are not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a "Non-U.S. Holder". The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading "United States Federal Income Taxation of Non-U.S. Holders".
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

This summary does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder's individual circumstances. In particular, this discussion considers only holders that will own and hold our common stock and warrants as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:
•	financial institutions or "financial services entities";
•	broker-dealers;
•	taxpayers who have elected mark-to-market accounting;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	certain expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 10% or more of our voting shares;
•	persons that own shares through an "applicable partnership interest";
•	persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an "applicable financial statement";
•	persons that hold our common stock or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or
•	persons whose functional currency is not the U.S. dollar.
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
Taxation of Operating Income In General
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
For our 2018 taxable year, we had U.S. source gross shipping income of approximately $827,000.
We are subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in " – Taxation in the Absence of Exemption", unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below.  For our 2018 taxable year, we had U.S. source gross shipping income, on which we were subject to a U.S federal tax of $33,080.
Exemption of Operating Income from United States Federal Income Taxation
Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:
•	we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and
•
more than 50% of the value of our stock is owned, directly or indirectly, by "qualified shareholders", that are persons (i) who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, and (ii) we satisfy certain substantiation requirements, which we refer to as the "50% Ownership Test"; or

•
our stock is "primarily" and "regularly" traded on one or more established securities markets in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test".

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
Under the regulations, the stock of a foreign corporation will be considered "regularly traded" if one or more classes of its stock representing 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets (such as NASDAQ Capital Market), which we refer to as the "listing threshold".
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

The Closely-Held Rule will not disqualify a foreign corporation, however, if it can establish or substantiate that qualified shareholders own, actually or constructively under specified attribution rules, sufficient shares in the closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year. These substantiation requirements are onerous and consequently there can be no assurance that we would be able to satisfy them with respect to any taxable year. We do not believe that we can satisfy that less than 50% of our shares were held for more than half of the days in the 2018 taxable year by non-qualified 5% Shareholders.
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
Dividends paid on common shares to a U.S. Holder which is an individual, trust, or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholders at preferential U.S. federal income tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market on which the common shares are currently listed); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) certain other conditions are met.
Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.
Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis in a common share—paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income", then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.
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
Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting its position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with this position. In addition, although we intend to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund", which election is referred to as a "QEF election". As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the common shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2013, a U.S. Holder would be required to file an IRS Form 8621 for the year with respect to such holder's common stock.

Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder is referred to as an "Electing Holder", the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the our ordinary earnings and its net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his, her or its U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will provide each U.S. Holder with all necessary information, including a PFIC Annual Information Statement, in order to enable such holder to make a QEF election for such taxable year. A U.S. Holder may not make a QEF election with respect to its ownership of a warrant.
Taxation of U.S. Holders Making a "Mark-to-Market" Election
Alternatively, if we were to be treated as a PFIC for any taxable year and, as anticipated, our common stock is treated as "marketable stock", a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. The mark-to-market election is generally available to U.S. Holders of warrants.
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
In addition, backup withholding of U.S. federal income tax, currently at a rate of 24%, generally should apply to distributions paid on our common stock to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of our common stock by a non-corporate U.S. Holder, who:
•	fails to provide an accurate taxpayer identification number;
•	s notified by the IRS that backup withholding is required; or
•	fails in certain circumstances to comply with applicable certification requirements.
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
We will also provide without charge to each person, including any beneficial owner of our common stock, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report.  Please direct such requests to Investor Relations, Seanergy Maritime Holdings Corp., 154 Vouliagmenis Avenue, 166 74 Glyfada, Athens, Greece, telephone number +30 213 0181507 or facsimile number +30 210 9638404.
I. Subsidiary information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to risks associated with changes in interest rates relating to our unhedged variable–rate borrowings, according to which we pay interest at LIBOR plus a margin; as such increases in interest rates could affect our results of operations and ability to service our debt.  As of December 31, 2018, we had aggregate variable-rate borrowings, including the convertible notes issued to Jelco, of $204.5 million.  An increase of 1% in the interest rates of our variable-rate borrowings, including the convertible notes issued to Jelco, as of December 31, 2018 would increase our interest payments $2.2 million per year.  We have not entered into any hedging contracts to protect against interest rate fluctuations.  We expect to manage any exposure in interest rates through our regular operating and financing activities.
Foreign Currency Exchange Rate Risk
We generate all of our revenue in U.S. dollars.  The minority of our operating expenses (approximately 2% in 2018) and the slight majority of our general and administrative expenses (approximately 59% in 2018) are in currencies other than the U.S. dollar, primarily the Euro.  For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction.  We do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2018, these non-US dollar expenses represented 5% of our revenues.  However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations.  We have not hedged currency exchange risks associated with our expenses.
Inflation Risk
We do not consider inflation to be a significant risk to direct expenses in the current and foreseeable future.  However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OR PROCEEDS
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
(a) Disclosure Controls and Procedures
Management (our Chief Executive Officer and our Chief Financial Officer) has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2018).  The term disclosure controls and procedures is defined under the Commission's rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management (our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of the evaluation date.
(b) Management's Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is identified in Exchange Act Rule 13a-15(f).  Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and our Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP.
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
Management (our Chief Executive Officer and our Chief Financial Officer), has assessed the effectiveness of our internal control over financial reporting as of December 31, 2018, based on the framework established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2018.
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

(c) Attestation Report of the Registered Public Accounting Firm
Not applicable.
(d) Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Dimitrios Anagnostopoulos, an independent director and a member of our audit committee, is an "Audit Committee Financial Expert" under Commission rules and the corporate governance rules of the NASDAQ Stock Market.
ITEM 16B.	CODE OF ETHICS
We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers and directors.  Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.seanergymaritime.com.  Information on our website does not constitute a part of this annual report and is not incorporated by reference.  We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request.  We intend to disclose any waivers to or amendments of the Code of Business Conduct and Ethics for the benefit of any of our directors and executive officers within 5 business days of such waiver or amendment.  Shareholders may direct their requests to the attention of Investor Relations, Seanergy Maritime Holdings Corp., 154 Vouliagmenis Avenue, 16674 Glyfada, Athens, Greece, telephone number +30 213 0181507 or facsimile number +30 210 9638404.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountants are Ernst & Young (Hellas) Certified Auditors-Accountants S.A., or EY. EY has billed us for audit, audit-related and non-audit services as follows:
	2018	2017
Audit fees	$199,000	$202,000
Audit related fees	38,000	129,000
Tax fees	-	-
All other fees	-	-
Total fees	$237,000	$331,000

Audit fees for 2018 and 2017 related to professional services rendered for the audit of our financial statements for the years ended December 31, 2018 and 2017, respectively. Audit related fees for 2018 and 2017 related to services provided related to our equity offerings during 2018 and 2017, respectively.  As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services.

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
As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of NASDAQ's corporate governance rules.  The Company's corporate governance practices deviate from NASDAQ's corporate governance rules in the following ways:
•
In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA, providing that the board of directors approve share issuances and adoptions of and material amendments to equity compensation plans. Likewise, in lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances, consistent with the BCA and our amended and restated articles of incorporation and second amended and restated bylaws, the board of directors approves certain share issuances.

•	The Company's board of directors is not required to have an Audit Committee comprised of at least three members. Our Audit Committee is comprised of two members.
•	The Company's board of directors is not required to meet regularly in executive sessions without management present.
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
ITEM 18.1	SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF SEANERGY MARITIME HOLDINGS CORP. (PARENT COMPANY ONLY)
The Schedule I, beginning on page F-30, is filed as part of this report.
ITEM 19.	EXHIBITS
Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation(1)

1.2	Second Amended and Restated Bylaws(2)

1.3	Amendment to Amended and Restated Articles of Incorporation(3)

1.4	Second Amendment to Amended and Restated Articles of Incorporation(4)

1.5	Third Amendment to Amended and Restated Articles of Incorporation(5)

1.6	Fourth Amendment to Amended and Restated Articles of Incorporation(6)

1.7	Fifth Amendment to Amended and Restated Articles of Incorporation(7)

1.8	Sixth Amendment to Amended and Restated Articles of Incorporation(8)

2.1	Specimen Common Stock Certificate(9)

4.1	Registration Rights Agreement dated March 26, 2010 between the registrant, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. (10)

4.2	Registration Rights Agreement dated January 4, 2012 between the registrant, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. (11)

4.3	Registration Rights Agreement dated June 24, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp. (12)

4.4	Registration Rights Agreement dated September 29, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp. (13)

4.5	Amended and Restated 2011 Equity Incentive Plan of the registrant adopted on February 1, 2018(14)

4.6	Amended and Restated 2011 Equity Incentive Plan of the registrant adopted on January 10, 2019*

4.7	Ship Technical Management Agreement dated as of February 11, 2015 between Leader Shipping Co. and V.Ships Greece Ltd. (15)

4.8
Novation Agreement to Ship Technical Management Agreement dated July 27, 2015, between V.Ships Greece Ltd., Leader Shipping Co. and V.Ships Limited with respect to the Ship Technical Management Agreement dated February 11, 2015 (16)

4.9
Addendum No. 1 to Technical Management Agreement dated March 18, 2016, between Leader Shipping Co. and V.Ships Limited with respect to the Ship Technical Management Agreement dated February 11, 2015 (17)

4.10	Amendment dated May 23, 2018 with respect to the Partnership, between Partner Shipping Co. and V.Ships Limited with respect to the Ship Technical Management Agreement dated May 15, 2017*

4.11
Amendment dated May 23, 2018 with respect to the Championship, between Champion Ocean Navigation Co. Limited and V.Ships Limited with respect to the Ship Technical Management Agreement dated September 1, 2015*

4.12
Amendment dated June 28, 2018 with respect to the Knightship, between Knight Ocean Navigation Co. and V.Ships Limited with respect to the Ship Technical Management Agreement dated November 23, 2016(18)

4.13
Novation Agreement dated October 30, 2018 with respect to the Championship, between Champion Ocean Navigation Co. Limited, Champion Marine Co. and V.Ships Limited with respect to the Ship Technical Management Agreement dated September 1, 2015(19)

4.14	Form of Ship Technical Management Agreement with V.Ships Limited (20)

4.15	Commercial Management Agreement dated as of March 2, 2015 between Seanergy Management Corp. and Fidelity Marine Inc. (21)

4.16	Amendment No. 1 dated September 11, 2015 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (22)

4.17	Amendment No. 2 dated as of March 2, 2015 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (23)

4.18	Amendment No. 3 dated February 1, 2018 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015(24)

4.19	Amendment No. 4 dated June 28, 2018 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015*

4.20	Loan Agreement dated March 6, 2015 between Leader Shipping Co. and Alpha Bank A.E. (25)

4.21	First Supplemental Agreement dated December 23, 2015 between Leader Shipping Co. and Alpha Bank A.E. with respect to the Loan Agreement dated March 6, 2015 (26)

4.22	Second Supplemental Agreement dated July 28, 2016 between Leader Shipping Co. and Alpha Bank A.E. with respect to the Loan Agreement dated March 6, 2015 (27)

4.23	Third Supplemental Agreement dated June 29, 2018 between Leader Shipping Co. and Alpha Bank A.E. with respect to the Loan Agreement dated March 6, 2015(28)

4.24	Convertible Note dated March 12, 2015 of the registrant to Jelco Delta Holding Corp. (29)

4.25	Amendment No. 1 dated May 14, 2015 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated March 12, 2015 (30)

4.26	Mutual Consent dated September 18, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated March 12, 2015 (31)

4.27	Amendment No. 2 dated September 18, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated March 12, 2015 (32)

4.28	Share Purchase Agreement dated March 12, 2015 between the registrant and Stamatios Tsantanis (33)

4.29	Registration Rights Agreement dated March 12, 2015 between the registrant and Stamatios Tsantanis (34)

4.30
Loan Agreement dated September 1, 2015 between Sea Glorius Shipping Co., Sea Genius Shipping Co., Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) and the Banks and Financial Institutions listed in Schedule 1 thereto (35)

4.31
Supplemental Letter dated May 16, 2016 from Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) to Sea Glorius Shipping Co. and Sea Genius Shipping Co. with respect to the Loan Agreement dated September 1, 2015 (36)

4.32
Supplemental Letter dated February 23, 2017 from Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) to Sea Glorius Shipping Co., Sea Genius Shipping Co. and the registrant with respect to the Loan Agreement dated September 1, 2015 (37)

4.33
Amendment to Term Loan Facility dated March 28, 2018 between Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG), the registrant, Sea Glorius Shipping Co. and Sea Genius Shipping Co. with respect to the Loan Agreement dated September 1, 2015(38)

4.34	Revolving Convertible Note dated September 7, 2015 of the registrant to Jelco Delta Holding Corp. (39)

4.35	First Amendment dated December 1, 2015 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (40)

4.36	Second Amendment dated December 14, 2015 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (41)

4.37	Third Amendment dated January 27, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (42)

4.38	Fourth Amendment dated March 7, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (43)

4.39	Fifth Amendment dated April 21, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (44)

4.40	Sixth Amendment dated May 17, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (45)

4.41	Seventh Amendment dated June 16, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (46)

4.42	Eighth Amendment dated March 28, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (47)

4.43	Mutual Consent dated September 8, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (48)

4.44	Ninth Amendment dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (49)

4.45	Tenth Amendment dated September 1, 2018 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (50)

4.46	Facility Agreement dated September 11, 2015 between Premier Marine Co., Gladiator Shipping Co., Guardian Shipping Co., the registrant and UniCredit Bank AG (51)

4.47
Supplemental Agreement dated June 3, 2016 between Premier Marine Co., Gladiator Shipping Co., Guardian Shipping Co., the registrant and UniCredit Bank AG with respect to the Facility Agreement dated September 11, 2015 (52)

4.48
Supplemental Letter dated July 29, 2016 from UniCredit Bank AG to Premier Marine Co., Gladiator Shipping Co., Guardian Shipping Co. and the registrant with respect to the Facility Agreement dated September 11, 2015 (53)

4.49
Supplemental Letter dated March 7, 2017 from UniCredit Bank AG to Premier Marine Co., Gladiator Shipping Co., Guardian Shipping Co. and the registrant with respect to the Facility Agreement dated September 11, 2015 (54)

4.50
Supplemental Letter dated September 25, 2017 from UniCredit Bank AG to Premier Marine Co., Gladiator Shipping Co., Guardian Shipping Co. and the registrant with respect to the Facility Agreement dated September 11, 2015 (55)

4.51
Supplemental Letter dated April 30, 2018 from UniCredit Bank AG to Premier Marine Co., Gladiator Shipping Co., Guardian Shipping Co. and the registrant with respect to the Facility Agreement dated September 11, 2015 (56)

4.52
Supplemental Letter dated October 10, 2018 from UniCredit Bank AG to Premier Marine Co., Gladiator Shipping Co., Guardian Shipping Co. and the registrant with respect to the Facility Agreement dated September 11, 2015 (57)

4.53
Amended and Restated Facility Agreement dated November 22, 2018 between Premier Marine Co., Fellow Shipping Co., the registrant and UniCredit Bank AG with respect to the Facility Agreement dated September 11, 2015*

4.54	Loan Agreement dated November 4, 2015 between Squire Ocean Navigation Co. and Alpha Bank A.E. (58)

4.55	First Supplemental Agreement dated July 28, 2016 between Alpha Bank A.E. and Squire Ocean Navigation Co. with respect to the Loan Agreement dated November 4, 2015 (59)

4.56	Second Supplemental Agreement dated June 29, 2018 between Alpha Bank A.E. and Squire Ocean Navigation Co. with respect to the Loan Agreement dated November 4, 2015 (60)

4.57	Amended and Restated Loan Agreement dated November 28, 2016 between the registrant and Jelco Delta Holding Corp. (61)

4.58
Supplemental Agreement dated June 13, 2018 between the registrant, Knight Ocean Navigation Co. and Jelco Delta Holding Corp. with respect to the Amended and Restated Loan Agreement dated November 28, 2016*

4.59	Amended and Restated Loan Agreement dated February 13, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Amended and Restated Facility Agreement dated November 28, 2016*

4.60	Memorandum of Agreement dated March 28, 2017 with respect to the Partnership (62)

4.61	Addendum No. 1 dated April 25, 2017 with respect to the Memorandum of Agreement dated March 28, 2017 (63)

4.62	Addendum No. 2 dated May 15, 2017 with respect to the Memorandum of Agreement dated March 28, 2017 (64)

4.63	Addendum No. 3 dated May 30, 2017 with respect to the Memorandum of Agreement dated March 28, 2017 (65)

4.64	Amended and Restated Loan Agreement dated September 25, 2017 between the registrant, Partner Shipping Co., Champion Ocean Navigation Co., and Amsterdam Trade Bank N.V (66)

4.65
Supplemental Agreement dated May 18, 2018 between the registrant, Partner Shipping Co. Limited (formerly known as Partner Shipping Co.), Champion Ocean Navigation Co. Limited (formerly known as Champion Ocean Navigation Co.), and Amsterdam Trade Bank N.V, with respect to the Amended and Restated Loan Agreement dated September 25, 2017*

4.66	Amended and Restated Loan Agreement dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. (67)

4.67	Supplemental Agreement dated February 13, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Amended and Restated Loan Agreement dated September 27, 2017*

4.68	Convertible Note dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. (68)

4.69	Amendment to Convertible Note dated February 13, 2019, between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated September 27, 2017*

4.70	Registration Rights Agreement dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. (69)

4.71	Amended and Restated Loan Agreement dated June 13, 2018 between the registrant and Jelco Delta Holding Corp. (70)

4.72	Supplemental Letter dated August 11, 2018 between the registrant and Jelco Delta Holding Corp. with respect to the Amended and Restated Loan Agreement dated June 13, 2018 (71)

4.73	Supplemental Letter dated January 31, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Amended and Restated Loan Agreement dated June 13, 2018*

4.74	Loan Agreement dated June 11, 2018, between the registrant, Lord Ocean Navigation Co., the financial institutions listed in Part B of Schedule 1 thereto and Wilmington Trust, National Association (72)

4.75	Bareboat Charter Party dated June 28, 2018 between Knight Ocean Navigation Co. and Hanchen Limited (73)

4.76	Memorandum of Agreement dated June 28, 2018 between Knight Ocean Navigation Co. and Hanchen Limited (74)

4.77	Guarantee dated June 28, 2018 between the registrant and Hanchen Limited*

4.78
Memorandum of Agreement dated August 31, 2018 between the registrant and Dr. Hagen Frhr. Von Diepenbroick in his capacity as insolvency administrator over the assets of Kommandltgesellschaft MS "CPO OCEANIA" Offen Reederei UG (haftungsbescränkt) & Co. (75)

4.79
Addendum No. 1 dated September 28, 2018 between Dr. Hagen Frhr. Von Diepenbroick in his capacity as insolvency administrator over the assets of Kommandltgesellschaft MS "CPO OCEANIA" Offen Reederei UG (haftungsbescränkt) & Co. and Fellow Shipping Co. with respect to the Memorandum of Agreement dated August 31, 2018 (76)

4.80
Addendum No. 2 dated October 31, 2018 between Dr. Hagen Frhr. Von Diepenbroick in his capacity as insolvency administrator over the assets of Kommandltgesellschaft MS "CPO OCEANIA" Offen Reederei UG (haftungsbescränkt) & Co. and Fellow Shipping Co. with respect to the Memorandum of Agreement dated August 31, 2018 (77)

4.81	On Demand Guarantee dated September 14, 2018 by the registrant in favor of Uniper Global Commodities SE in respect of the charterparty for the Partnership (78)

4.82	On Demand Guarantee dated September 14, 2018 by the registrant in favor of Uniper Global Commodities SE in respect of the charterparty for the Lordship (79)

4.83	Sale and Purchase Agreement dated September 19, 2018 between Seanergy Management Corp. and Hyundai Materials Corporation (80)

4.84
Addendum No. 1 to Sale and Purchase Agreement dated September 28, 2018 between Seanergy Management Corp. and Hyundai Materials Corporation in respect of the Sale and Purchase Agreement dated September 19, 2018 (81)

4.85	Memorandum of Agreement dated September 20, 2018 between Guardian Shipping Co. and Xiang B7 HK International Ship Lease Co., Limited (82)

4.86	Addendum No.1 dated September 27, 2018 between Guardian Shipping Co. and Xiang B7 HK International Ship Lease Co., Limited in respect of the Memorandum of Agreement dated September 20, 2018 (83)

4.87	Addendum No.2 dated October 26, 2018 between Guardian Shipping Co. and Xiang B7 HK International Ship Lease Co., Limited in respect of the Memorandum of Agreement dated September 20, 2018 (84)

4.88	Memorandum of Agreement dated September 20, 2018 between Gladiator Shipping Co. and Xiang B8 HK International Ship Lease Co., Limited (85)

4.89	Addendum No. 1 dated September 27, 2018 between Gladiator Shipping Co. and Xiang B8 HK International Ship Lease Co., Limited in respect of the Memorandum of Agreement dated September 20, 2018 (86)

4.90	Sale and Purchase Agreement dated September 28, 2018 between Champion Marine Co. and Hyundai Materials Corporation (87)

4.91	Memorandum of Agreement dated November 5, 2018 between Champion Ocean Navigation Co. Limited, Seanergy Maritime Holdings Corp. and Cargill International SA*

4.92	Bareboat Charter Agreement dated November 7, 2018 between Cargill International SA and Champion Marine Co. for the Championship*

4.93	Registration Rights Agreement dated November 7, 2018 between the registrant and Cargill International SA*

4.94	Guarantee and Indemnity dated November 7, 2018 between the registrant and Cargill International SA*

4.95	Facility Agreement dated February 13, 2019 between Partner Shipping Co. Limited, the registrant, and Amsterdam Trade Bank N.V.*

8.1	List of Subsidiaries*

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Ernst & Young (Hellas) Certified Auditors-Accountants S.A.*

101	The following financial information from the registrant's annual report on Form 20-F for the fiscal year ended December 31, 2018, formatted in Extensible Business Reporting Language (XBRL)*
(1) Consolidated Balance Sheets as of December 31, 2018 and 2017;
(2) Consolidated Statements of Income/(loss) for the years ended December 31, 2018, 2017 and 2016;
(3) Consolidated Statements of Shareholders' (Deficit) / Equity for the years ended December 31, 2018, 2017 and 2016; and
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016.

*	Filed herewith
(1)	Incorporated herein by reference to Annex M to Exhibit 99.1 to the registrant's report on Form 6-K filed with the Commission on July 31, 2008 (File No. 001-33690).
(2)	Incorporated herein by reference to Exhibit 99.1 to the registrant's report on Form 6-K filed with the Commission on July 20, 2011.
(3)	Incorporated herein by reference to Exhibit 3.3 to the registrant's registration statement on Form F-1MEF filed with the Commission on August 28, 2009 (File No. 333--161595).
(4)	Incorporated herein by reference to Exhibit 3.4 to the registrant's report on Form 6-K filed with the Commission on September 16, 2010 (File No. 001-34848).
(5)	Incorporated herein by reference to Exhibit 1 to the registrant's report on Form 6-K filed with the Commission on June 27, 2011.
(6)	Incorporated herein by reference to Exhibit 1 to the registrant's report on Form 6-K filed with the Commission on August 5, 2011.

(7)	Incorporated herein by reference to Exhibit 3.7 to the registrant's report on Form 6-K filed with the Commission on January 7, 2016.
(8)	Incorporated herein by reference to Exhibit 3.8 to the registrant’s report on Form 6-K filed with the Commission on March 19, 2019.
(9)	Incorporated herein by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed with the Commission on March 19, 2019.
(10)	Incorporated herein by reference to Exhibit 4.1 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(11)	Incorporated herein by reference to Exhibit 4.2 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(12)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by United Capital Investments Corp. with the Commission on September 12, 2014.
(13)	Incorporated herein by reference to Exhibit D to the Schedule 13D related to the registrant filed by Jelco Delta Holding Corp. with the Commission on March 12, 2015.
(14)	Incorporated herein by reference to Exhibit 4.5 to the registrant's annual report on Form 20-F filed with the Commission on March 7, 2018.
(15)	Incorporated herein by reference to Exhibit 4.51 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(16)	Incorporated herein by reference to Exhibit 4.10 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(17)	Incorporated herein by reference to Exhibit 4.11 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(18)	Incorporated herein by reference to Exhibit 10.9 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(19)	Incorporated herein by reference to Exhibit 10.10 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(20)	Incorporated herein by reference to Exhibit 4.12 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(21)	Incorporated herein by reference to Exhibit 4.52 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(22)	Incorporated herein by reference to Exhibit 4.14 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(23)	Incorporated herein by reference to Exhibit 4.15 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(24)	Incorporated herein by reference to Exhibit 4.13 to the registrant's annual report on Form 20-F filed with the Commission on March 7, 2018.
(25)	Incorporated herein by reference to Exhibit 4.53 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(26)	Incorporated herein by reference to Exhibit 4.17 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(27)	Incorporated herein by reference to Exhibit 10.18 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(28)	Incorporated herein by reference to Exhibit 10.19 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(29)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on April 13, 2015.
(30)	Incorporated herein by reference to Exhibit 10.17 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(31)	Incorporated herein by reference to Exhibit 10.18 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(32)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.
(33)	Incorporated herein by reference to Exhibit 4.57 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.

(34)	Incorporated herein by reference to Exhibit 4.58 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.
(35)	Incorporated herein by reference to Exhibit 4.38 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(36)	Incorporated herein by reference to Exhibit 10.43 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(37)	Incorporated herein by reference to Exhibit 4.43 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(38)	Incorporated herein by reference to Exhibit 10.29 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(39)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 29, 2015.
(40)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on December 29, 2015.
(41)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on December 29, 2015.
(42)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on February 11, 2016.
(43)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on March 14, 2016.
(44)	Incorporated herein by reference to Exhibit 10.1 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.
(45)	Incorporated herein by reference to Exhibit 10.2 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.
(46)	Incorporated herein by reference to Exhibit 10.3 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.
(47)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on April 7, 2017.
(48)	Incorporated herein by reference to Exhibit 10.34 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(49)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.
(50)	Incorporated herein by reference to Exhibit 10.41 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(51)	Incorporated herein by reference to Exhibit 4.39 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(52)	Incorporated herein by reference to Exhibit 10.45 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(53)	Incorporated herein by reference to Exhibit 10.46 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(54)	Incorporated herein by reference to Exhibit 4.47 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(55)	Incorporated herein by reference to Exhibit 10.40 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(56)	Incorporated herein by reference to Exhibit 10.47 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(57)	Incorporated herein by reference to Exhibit 10.48 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(58)	Incorporated herein by reference to Exhibit 4.40 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.
(59)	Incorporated herein by reference to Exhibit 10.48 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.
(60)	Incorporated herein by reference to Exhibit 10.51 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(61)	Incorporated herein by reference to Exhibit 10.52 to the registrant's registration statement on Form F-1/A filed with the Commission on November 29, 2016
(62)	Incorporated herein by reference to Exhibit 4.56 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(63)	Incorporated herein by reference to Exhibit 4.57 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.
(64)	Incorporated herein by reference to Exhibit 10.57 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(65)	Incorporated herein by reference to Exhibit 10.58 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(66)	Incorporated herein by reference to Exhibit 10.59 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(67)	Incorporated herein by reference to Exhibit 10.60 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.
(68)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.
(69)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.
(70)	Incorporated herein by reference to Exhibit 10.79 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(71)	Incorporated herein by reference to Exhibit 10.80 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(72)	Incorporated herein by reference to Exhibit 10.81 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(73)	Incorporated herein by reference to Exhibit 10.82 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(74)	Incorporated herein by reference to Exhibit 10.83 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(75)	Incorporated herein by reference to Exhibit 10.84 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(76)	Incorporated herein by reference to Exhibit 10.85 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(77)	Incorporated herein by reference to Exhibit 10.86 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(78)	Incorporated herein by reference to Exhibit 10.87 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(79)	Incorporated herein by reference to Exhibit 10.88 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(80)	Incorporated herein by reference to Exhibit 10.89 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(81)	Incorporated herein by reference to Exhibit 10.90 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(82)	Incorporated herein by reference to Exhibit 10.91 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(83)	Incorporated herein by reference to Exhibit 10.92 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(84)	Incorporated herein by reference to Exhibit 10.93 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(85)	Incorporated herein by reference to Exhibit 10.94 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(86)	Incorporated herein by reference to Exhibit 10.95 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.
(87)	Incorporated herein by reference to Exhibit 10.96 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chairman & Chief Executive Officer

Date: March 22, 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Seanergy Maritime Holdings Corp.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Seanergy Maritime Holdings Corp. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and financial statement schedule listed in the Index at Item 18.1 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

We have served as the Company's auditor since 2012.

Athens, Greece
March 22, 2019

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2018 and 2017
 (In thousands of US Dollars, except for share and per share data)

	Notes	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	2, 4	6,684	8,889
Restricted cash	4, 7	260	1,550
Accounts receivable trade, net	2	2,649	3,626
Inventories	5	5,289	4,797
Prepaid expenses and other current assets		1,594	636
Deferred voyage expenses	2	407	-
Total current assets		16,883	19,498

Fixed assets:
Vessels, net	6	243,214	254,730
Other fixed assets, net		503	-
Right of use asset - leases	9	615	-
Total fixed assets		244,332	254,730

Other non-current assets:
Deposits assets, non-current	7	3,495	-
Deferred charges, non-current	2(p)	2,323	846
Restricted cash, non-current	4, 7	500	600
Other non-current assets	7	29	31
TOTAL ASSETS		267,562	275,705

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs of $1,078 and $362, respectively	7, 14	16,195	19,216
Trade accounts and other payables	2	14,426	8,778
Accrued liabilities		4,634	4,725
Lease liability	2	118	-
Deferred revenue	2	890	1,741
Total current liabilities		36,263	34,460

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs of $2,308 and $1,067, respectively	7, 14	179,026	175,805
Due to related parties, non-current	3, 14	19,349	17,342
Long-term portion of convertible notes	3	11,124	6,785
Lease liability, non-current	2	497	-
Total liabilities		246,259	234,392

Commitments and contingencies	9	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2018 and 2017; 2,666,223 and 2,465,289 shares issued and outstanding as at December 31, 2018 and 2017, respectively	10	-	-
Additional paid-in capital	3	385,846	383,010
Accumulated deficit	2	(364,543)	(341,697)
Total Stockholders' equity		21,303	41,313
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		267,562	275,705

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Loss
For the years ended December 31, 2018, 2017 and 2016
(In thousands of US Dollars, except for share and per share data)

	Notes	2018	2017	2016
Revenues:
Vessel revenue		94,859	77,710	35,983
Commissions		(3,339)	(2,876)	(1,321)
Vessel revenue, net		91,520	74,834	34,662
Expenses:
Voyage expenses		(40,184)	(34,949)	(21,008)
Vessel operating expenses		(20,742)	(19,598)	(14,251)
Management fees		(1,042)	(1,016)	(895)
General and administration expenses		(6,500)	(5,081)	(4,134)
Amortization of deferred dry-docking costs		(634)	(870)	(556)
Depreciation		(10,876)	(10,518)	(8,531)
Impairment loss	6	(7,267)	-	-
Operating income / (loss)		4,275	2,802	(14,713)
Other income / (expenses), net:
Interest and finance costs	11	(16,415)	(12,277)	(7,235)
Interest and finance costs - related party	3 & 11	(8,881)	(5,122)	(2,616)
Gain on debt refinancing	7	-	11,392	-
Interest and other income		83	47	20
Foreign currency exchange losses, net		(104)	(77)	(45)
Total other expenses, net		(25,317)	(6,037)	(9,876)
Net loss before income taxes		(21,042)	(3,235)	(24,589)
Income taxes		(16)	-	(34)
Net loss		(21,058)	(3,235)	(24,623)

Net loss per common share
Basic	12	(8.40)	(1.35)	(17.97)
Weighted average common shares outstanding
Basic	12	2,507,087	2,389,719	1,370,200

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2018, 2017 and 2016
 (In thousands of US Dollars, except for share data)

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total stockholders' equity

Balance, January 1, 2016	1,301,494	-	337,123	(313,839)	23,284
Issuance of common stock and warrants (Note 10)	918,998	-	22,147	-	22,147
Issuance of convertible notes (Note 3)	-	-	9,400	-	9,400
Stock based compensation (Note 13)	50,987	-	624	-	624
Net loss	-	-	-	(24,623)	(24,623)
Balance, December 31, 2016	2,271,479	-	369,294	(338,462)	30,832
Issuance of common stock (Note 10)	193,810	-	2,597	-	2,597
Issuance of convertible notes (Note 3)	-	-	10,389	-	10,389
Stock based compensation (Note 13)	-	-	730	-	730
Net loss	-	-	-	(3,235)	(3,235)
Balance, December 31, 2017	2,465,289	-	383,010	(341,697)	41,313
Adoption of revenue recognition accounting policy adjustment (Note 2)	-	-	-	(1,788)	(1,788)
Stock based compensation (Note 13)	80,934	-	1,295	-	1,295
Issuance of common stock (Note 7)	120,000	-	1,541	-	1,541
Net loss	-	-	-	(21,058)	(21,058)
Balance, December 31, 2018	2,666,223	-	385,846	(364,543)	21,303

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2018, 2017 and 2016
 (In thousands of US Dollars)

	2018	2017	2016
Cash flows from operating activities:
Net loss	(21,058)	(3,235)	(24,623)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation	10,876	10,518	8,531
Amortization of deferred dry-docking costs	634	870	556
Amortization of deferred finance charges	1,117	531	265
Amortization of convertible note beneficial conversion feature	4,339	2,127	1,163
Stock based compensation	1,295	730	624
Amortization of other deferred charges	63	-	-
Gain on debt refinancing	-	(11,392)	-
Impairment loss	7,267	-	-
Changes in operating assets and liabilities:
Accounts receivable trade, net	(511)	(843)	(1,496)
Inventories	(492)	(748)	(1,069)
Prepaid expenses and other current assets	(958)	453	(432)
Deferred voyage expenses	(707)	-	-
Deferred charges, non-current	(32)	(144)	(934)
Other non-current assets	2	(26)	(5)
Trade accounts and other payables	5,499	2,345	371
Accrued liabilities	(760)	1,705	14
Deferred revenue	(851)	(109)	1,696
Net cash provided by / (used in) operating activities	5,723	2,782	(15,339)
Cash flows from investing activities:
Vessels acquisitions and improvements	(30,921)	(32,992)	(40,779)
Net proceeds from sale of vessels	22,652	-	-
Other fixed assets, net	(558)	-	-
Net cash used in investing activities	(8,827)	(32,992)	(40,779)
Cash flows from financing activities:
Net proceeds from issuance of common stock and warrants	-	2,637	22,606
Proceeds from long term debt	67,130	34,500	32,000
Proceeds from convertible notes	-	9,000	9,400
Proceeds from related party debt	2,000	16,200	12,800
Repayments of related party debt	-	-	(6,900)
Payments of financing costs	(1,153)	(561)	(584)
Repayments of long term debt	(68,468)	(36,435)	(650)
Net cash (used in) / provided by financing activities	(491)	25,341	68,672
Net (decrease) / increase in cash and cash equivalents and restricted cash	(3,595)	(4,869)	12,554
Cash and cash equivalents and restricted cash at beginning of period	11,039	15,908	3,354
Cash and cash equivalents and restricted cash at end of period	7,444	11,039	15,908

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	18,504	14,661	7,973
Deposits	4,075	-	-

Noncash financing activities:
Shares issued in connection with financing	1,541	-	-
Conversion of related party debt into convertible note	-	(4,750)	-

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.	Basis of Presentation and General Information:
Seanergy Maritime Holdings Corp. (the "Company" or "Seanergy") was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Athens, Greece and an office in Hong Kong. The Company provides global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries.
The accompanying consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the "Company" or "Seanergy").

Reverse stock split
On March 20, 2019, the Company's common stock began trading on a split-adjusted basis, following a February 26, 2019 approval from the Company's Board of Directors to reverse split the Company's common stock at a ratio of one-for-fifteen. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common stock will receive a cash payment in lieu of such fractional share (Note 14h). All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.
a.	Subsidiaries in Consolidation:
Seanergy's subsidiaries included in these consolidated financial statements as of December 31, 2018:
Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp.(1)(3)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp.(1)(3)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co.(1)	Marshall Islands	Gloriuship	November 3, 2015	N/A
Sea Genius Shipping Co.(1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Leader Shipping Co.(1)	Marshall Islands	Leadership	March 19, 2015	N/A
Premier Marine Co.(1)	Marshall Islands	Premiership	September 11, 2015	N/A
Gladiator Shipping Co.(1)(Note 6)	Marshall Islands	Gladiatorship	September 29, 2015	October 11, 2018
Guardian Shipping Co.(1)(Note 6)	Marshall Islands	Guardianship	October 21, 2015	November 19, 2018
Champion Ocean Navigation Co. Limited (1)(6)(8)	Malta	Championship	December 7, 2015	November 7, 2018
Squire Ocean Navigation Co.(1)	Liberia	Squireship	November 10, 2015	N/A
Emperor Holding Ltd.(1)	Marshall Islands	N/A	N/A	N/A
Knight Ocean Navigation Co.(1)(8)(Note 7)	Liberia	Knightship	December 13, 2016	June 29, 2018
Lord Ocean Navigation Co.(1)	Liberia	Lordship	November 30, 2016	N/A
Partner Shipping Co. Limited (1)(7)	Malta	Partnership	May 31, 2017	N/A
Pembroke Chartering Services Limited (1)(4)	Malta	N/A	N/A	N/A
Martinique International Corp. (1)(5)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014
Harbour Business International Corp. (1)(5)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014
Maritime Capital Shipping Limited (1)	Bermuda	N/A	N/A	N/A
Maritime Capital Shipping (HK) Limited (3)	Hong Kong	N/A	N/A	N/A
Maritime Glory Shipping Limited (2)	British Virgin Islands	Clipper Glory	May 21, 2010	December 4, 2012
Maritime Grace Shipping Limited (2)	British Virgin Islands	Clipper Grace	May 21, 2010	October 15, 2012
Atlantic Grace Shipping Limited (5)	British Virgin Islands	N/A	N/A	N/A
Fellow Shipping Co. (1)(Note 6)	Marshall Islands	Fellowship	November 22, 2018	N/A
Champion Marine Co. (1)	Liberia	N/A	N/A	N/A
Champion Marine Co. (1)	Marshall Islands	N/A	N/A	N/A

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(1) Subsidiaries wholly owned
(2) Vessel owning subsidiaries owned by Maritime Capital Shipping Limited (or "MCS")
(3) Management companies
(4) Chartering services company
(5) Dormant companies
(6) Previously known as Champion Ocean Navigation Co., of the Republic of Liberia and redomiciled to the Republic of Malta on May 23, 2018
(7) Previously known as Partner Shipping Co., of the Republic of the Marshall Islands and redomiciled to the Republic of Malta on May 23, 2018
(8) Vessels under bareboat charter

2.	Significant Accounting Policies:
(a)	Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) and include the accounts and operating results of Seanergy and its wholly-owned subsidiaries where Seanergy has control. Control is presumed to exist when Seanergy, through direct or indirect ownership, retains the majority of the voting interest. In addition, Seanergy evaluates its relationships with other entities to identify whether they are variable interest entities and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany balances and transactions and any intercompany profit or loss on assets remaining with the Group have been eliminated in the accompanying consolidated financial statements.
The Company deconsolidates a subsidiary or derecognizes a group of assets when the Company no longer controls the subsidiary or group of assets specified in Accounting Standards Codification (ASC or Codification) 810-10-40-3A. When control is lost,  the Company derecognizes the assets and liabilities of the qualifying subsidiary or group of assets. The Financial Accounting Standards Board ("FASB") concluded that the loss of control and the related deconsolidation of a subsidiary or derecognition of a group of assets specified in ASC 810-10-40-3A is a significant economic event that changes the nature of the investment held in the subsidiary or group of assets. Based on this consideration, a gain or loss is recognized upon the deconsolidation of a subsidiary or derecognition of a group of assets.
(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates include evaluation of relationships with other entities to identify whether they are variable interest entities, determination of vessel useful lives, allocation of purchase price in a business combination, determination of vessels’ impairment and determination of goodwill impairment.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(c)	Foreign Currency Translation
Seanergy's functional currency is the United States dollar since the Company's vessels operate in international shipping markets and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies are translated into the United States dollar using exchange rates that are in effect at the time of the transaction. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to United States dollars at the foreign exchange rate prevailing at year-end. Gains or losses resulting from foreign currency translation are reflected in the consolidated statement of loss.
(d)	Concentration of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of the financial condition of its customers.
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
Accounts receivable trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. Receivables related to spot voyages are determined to be unconditional and include in Accounts Receivable Trade, Net. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was established as of December 31, 2018 and 2017.
(h)	Inventories
Inventory is measured at the lower of cost or net realizable value according to the provisions of ASU 2015-11, Inventory. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.  Cost is determined by the first in, first out method.

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
Vessels acquired as a part of a business combination are recorded at fair market value on the date of acquisition. Vessels acquired as asset acquisitions are stated at historical cost, which consists of the contract price less discounts, plus any material expenses incurred upon acquisition (delivery expenses and other expenditures to prepare for the vessel's initial voyage). Vessels acquired from entities under common control are recorded at historical cost. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
(k)	Vessel Depreciation
Depreciation is computed using the straight-line method over the estimated useful life of the vessels (25 years), after considering the estimated salvage value. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton. Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods.
(l)	Impairment of Long-Lived Assets (Vessels)
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolesce or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus unamortized dry-docking costs, may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers to be indicators of a potential impairment for its vessels.
The Company determines undiscounted projected operating cash flows for each vessel and compares it to the vessel's carrying value. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than the vessel’s carrying amount, the Company impairs the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimates and the average of the trailing 10-year historical charter rates, excluding the trough years 2015 and 2016, available for each type of vessel) adjusted for commissions, expected off hires due to scheduled maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled maintenance.

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
Revenues are generated from time charters, bareboat charters and spot charters. A time charter is a contract for the use of a vessel as well as vessel operations for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Some of the time charters also include profit sharing provisions, under which additional revenue can be realized in the event the spot rates are higher than the base rates under the time charters. A bareboat charter is a contract in which the vessel is provided to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance. Spot charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate per ton of cargo.
Time charter revenue, including bareboat charter revenue, is recorded over the term of the charter agreement as the service is provided and collection of the related revenue is reasonably assured. Under a time charter, revenue is adjusted for a vessel's off hire days due to major repairs, dry dockings or special or intermediate surveys (Note 2(p)). Spot charter revenue is recognized on a pro-rata basis over the duration of the voyage, when a voyage agreement exists, the price is fixed or determinable, service is provided and the collection of the related revenue is reasonably assured.
On January 1, 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective method, requiring recognition of the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of retained earnings and not retrospectively adjusting prior periods. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for these periods. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. The Company has analyzed its contacts with charterers as at the adoption date, and has determined that its spot charters fall under the provisions of ASC 606, while its time charter agreements contain leases which are evaluated under lease guidance as discussed in Note 2(p).  ASC 606 indicates that an entity should perform a five-step approach in recognizing revenue, which might require more judgement and estimates compared to previous guidance. The Company assessed its contracts with charterers for spot charters with effect as at January 1, 2018, and concluded that there is one single performance obligation for its spot charters, which is to provide the charterer with a transportation service within a specified time period. In addition, the Company has concluded that spot charters meet the criteria to recognize revenue over time as the charterer simultaneously receives and consumes the benefits of the Company’s performance. Previously, voyage revenue was recognized from the latter of the cargo discharge of the previous voyage and the signing of the next charter or date of the new charter party until completion of cargo discharge. Under the new revenue standard, voyage revenue is recognized from the time when the vessel arrives at the load port until completion of cargo discharge. This change results in revenue being recognized over a shorter voyage time period, which may cause additional volatility in revenues and earnings between reporting periods. Under a spot charter, the Company incurs and pays for certain voyage expenses, primarily consisting of bunkers consumption, brokerage commissions, port and canal costs. Under ASC 606 and after implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer, and contract fulfillment costs, should be capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. The Company has adopted the practical expedient

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

not to capitalize incremental costs when the amortization period (voyage period) is less than one year. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the voyage period. Voyage costs arising as performance obligation are expensed as incurred.
The adoption of new standard resulted in an increase in the opening Accumulated deficit balance as of January 1, 2018 of approximately $1,788 as a result of the adjustment of Vessels revenue and Voyage expenses.The balance sheet accounts affected are Accounts Receivable Trade, Net by $1,488 and Deferred Voyage Expenses by $300. Having not adopted ASC 606, the Company's: (i) vessel revenues would have been $95,202 for the year ended December 31, 2018, (ii) voyage expenses would have been $40,162 for the year ended December 31, 2018 and (iii) commissions would have been $3,352 as of December 31, 2018. Having not adopted ASC 606, the Company’s consolidated net loss would have been $352 (approximately $0.14 per share) less for the year ended December 31, 2018.
Remaining Performance Obligations
The Company has taken the practical expedient not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.
Disaggregation of Revenue
The Company disaggregates its revenue from contracts with customers by the type of charter (time charters and spot charters). The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as at December 31, 2018 and 2017:
	December 31,
	2018	2017
Accounts receivable trade, net from spot charters	2,332	1,855
Accounts receivable trade, net from time charters	317	1,771
Total	2,649	3,626

Deferred revenue represents cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. Revenue recognized in 2018 from amounts included in deferred revenue at the beginning of the period was approximately $1,741.
(p)	Leases
In February 2016, the FASB issued ASU No. 2016-02 - Leases (ASC 842), and as amended, it requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. In July 2018, the FASB issued ASU No. 2018-11, Leases (ASC 842) – Targeted Improvements. The amendments in this Update: (i) provide entities with an additional (and optional) transition method to adopt the new leases standard, under which an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers' requests and (ii) provide lessors with a practical expedient, by class of underlying asset, to

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if both of the following are met: (a) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (b) the lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with ASC 606. Otherwise, the entity should account for the combined component as an operating lease in accordance with ASC 842. Under ASC 842, lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures.
The Company elected to early adopt ASC 842, as amended from time to time, retrospectively from January 1, 2018,  the beginning of the Company’s annual period in accordance with ASC 250, using the modified retrospective method. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods (ASC 840), including disclosure requirements. The Company also elected to apply the additional and optional transition method to new and existing leases at the adoption date as well as all the practical expedients discussed above which allowed the Company’s existing lease arrangements, in which it was a lessee or lessor, classified as operating leases under ASC 840 to continue to be classified as operating leases under ASC 842. In this respect, no cumulative-effect adjustment was recognized to the 2018 opening balance of retained earnings even though the Company recognized a right of use asset for rental of office space at the adoption date. The Company assessed its new time charter contracts at the adoption date under the new guidance and concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. The Company concluded that the criteria for not separating lease and non-lease components of its time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. In this respect, the Company accounts for the combined component as an operating lease in accordance with ASC 842. The Company will recognize income for variable lease payments in the period when changes in facts and circumstances on which the variable lease payments occur.
The following table presents the Company’s income statement figures derived from spot charters for the years ended December 31, 2018:

December 31,
2018
Vessel revenues	73,769
Commissions	(2,789)
Voyage expenses	(39,007)
Total	31,973

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The following table presents the Company’s income statement figures derived from time charters for the year ended December 31, 2018:
December 31,
2018
Vessel revenues	21,090
Commissions	(550)
Voyage expenses	(1,177)
Total	19,363

Charterers individually accounting for more than 10% of revenues during the years ended December 31, 2018, 2017 and 2016 were:
Customer	2018	2017	2016
A	26%	17%	-
B	21%	-	18%
C	11%	17%	-
D	-	-	12%

As of December 31, 2018, the Company has entered into three time charter agreements for periods of thirty-three to sixty months, with charterer’s option to extend all time charters. The first time charter commenced on November 5, 2018. The remaining two time charters are expected to commence in the second quarter of 2019. As of December 31, 2018, the Company has also entered into agreements for the installation of exhaust gas cleaning systems, or scrubbers, on these vessels. Installation of the scrubbers is expected to take place in 2019. During 2018, an amount of $2,450 was received as advance from these charterers in order to fund the installation of the scrubbers, on the three vessels associated with these time charters. The charterers will fund the entire cost of the scrubbers. As of December 31, 2018, an amount of $1,739 out of the advances has been paid by the Company to shipyards as an advance for the scrubbers installation.
Office lease
In April 2018, the Company moved into new office spaces. Under ASC 842, the lease is classified as an operating lease and a lease liability and right-of-use asset based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in General and administrative expenses.
(q)	Sale and Leaseback Transactions
In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted for as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for the Company, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale as the transaction would be classified as a financing arrangement by the Company as it effectively retains control of the underlying asset.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

If the transfer of the asset meets the criteria of sale, the Company, as seller-lessee recognizes the transaction price for the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest.

(r)	Commissions
Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions to third parties are included in Commissions while  brokerage commissions to third parties are included in Voyage expenses.
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
Underwriting, legal and other direct costs incurred with the issuance of long-term debt or to refinance existing debt are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid are expensed in the period the repayment is made. The Company presents unamortized deferred financing costs as a reduction of long-term debt in the accompanying balance sheets.

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Maritime Capital Shipping (HK) Limited, the Company's management office in Hong Kong, is subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the year. The estimated profits tax for the year ended December 31, 2018 is $NIL.
Seanergy Management Corp. ("Seanergy Management"), the Company's management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros. The contribution to be paid in 2019 by Seanergy Management for 2018 is estimated at $99.
Two of the Company’s vessel-owning subsidiaries were registered in Malta since May 23, 2018. The subsidiaries are subject to a corporate flat tax rate for that period.
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
The Company and each of its subsidiaries did not qualify for this statutory tax exemption for the 2018 taxable year, as the Company did not meet the 50% Ownership Test requirement for 2018.
The Company estimates that since no more than the 50% of its shipping income will be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. Some of the charterparties contain clauses that permit the Company to seek reimbursement from charterers of any U.S. tax paid. The Company has sought reimbursement and has secured payment from most of its charterers. The Company’s U.S. federal income tax based on its U.S. source shipping income for 2018, 2017 and 2016, taking into consideration charterers’ reimbursement, was $NIL, $NIL and $34, respectively.

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
Basic earnings (losses) per common share are computed by dividing net income (loss) available to Seanergy's shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (losses) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants and shares issued under the Equity Incentive Plan. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible notes. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.
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
(aa)	Fair Value Measurements
The Company follows the provisions of ASC 820, Fair Value Measurement, which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:
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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The Company, when issuing or otherwise granting an equity interest to a lender or creditor to fully settle a payable or debt, accounts for the equity interest granted at its fair value. The difference between the fair value of the equity interest granted and the carrying amount of the payable or debt settled is recognized as a gain on restructuring of payables or debt. Legal fees and other direct costs incurred in granting an equity interest to a creditor reduce the fair value of the equity interest issued. All other direct costs incurred in connection with a troubled debt restructuring are charged to expense as incurred.

(ac)	Convertible Notes and related Beneficial Conversion Features
The convertible notes are accounted for in accordance with ASC 470-20 "Debt with Conversion and Other Options." The terms of each convertible  note included an embedded conversion feature which provided for a conversion at the option of the holder into shares of common stock at a predetermined rate.  The Company determined that the conversion features were beneficial conversion features ("BCF") pursuant to ASC 470-20. The Company considered the BCF guidance only after determining that the features did not need to be bifurcated under ASC 815 "Derivatives and Hedging" or separately accounted for under the cash conversion literature of ASC 470-20.
Accounting for an embedded BCF in a convertible instrument requires that the BCF be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of the BCF to additional paid-in capital, resulting in a discount on the convertible instrument. This discount is accreted from the date on which the BCF is first recognized through the stated maturity date of the convertible instrument using the effective yield method. If the intrinsic value of the BCF is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument. The intrinsic value of the BCF is determined as the number of shares converted from the convertible note times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price.

(ad)	Going Concern
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern. ASU No. 2014-15 provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and on related required footnote disclosures.  For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued.

Recent Accounting Pronouncements adopted

On January 1, 2018, the Company adopted ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  On the same date, the Company adopted ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. The amendments in this update clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, collectability of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The adoption of ASU No. 2016-13 and ASU No. 2018-19 did not have any effect in the Company’s consolidated financial statements and disclosures.

On January 1, 2018, the Company adopted ASU No. 2016-15, Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments, which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The adoption of the new accounting guidance did not have a material impact on the Company’s consolidated results of operations, financial condition or cash flows.
On January 1, 2018, the Company adopted ASU No. 2017-09, Compensation—Stock Compensation (Topic 718), which clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. ASU 2017-09 allows companies to make certain changes to awards without accounting for them as modifications, and does not change the accounting for modifications. The adoption of this new accounting guidance did not have a material effect on the Company's consolidated results of operations, financial condition or cash flows.

Recent Accounting Pronouncements Not Yet Adopted
In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation, which concerns improvements to nonemployee share-based payment accounting. The amendments in this Update affect all entities that enter into share-based payment transactions for acquiring goods and services from nonemployees. The amendments in this Update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. Consistent with the accounting requirement for employee share-based payment awards, nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the good has been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. Equity-classified nonemployee share-based payment awards are measured at the grant date. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. Generally, the classification of equity-classified nonemployee share-based payment awards will continue to be subject to the requirements of Topic 718 unless modified after the good has been delivered, the service has been rendered, any other conditions necessary to earn the right to benefit from the instruments have been satisfied, and the nonemployee is no longer providing goods or services. This eliminates the requirement to reassess classification of such awards upon vesting. ASU 2018-07 is effective for public business entities in annual periods beginning after December 15, 2018 and interim periods within those years. Early adoption is permitted, including adoption in any interim period for which financial statements have not yet been issued or made available for issuance, but not before an entity adopts the new revenue guidance. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.
In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP, to make disclosures about recurring and non-recurring fair value measurements.  ASU No. 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

3.	Transactions with Related Parties:
a.	Convertible Notes:
March 12, 2015 - $4,000 Convertible  Note
On March 12, 2015 ("Commitment Date"), the Company issued a convertible note of $4,000 to Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is also the Company's principal shareholder, for general corporate purposes. As of December 31, 2018, $3,800 was outstanding under this note. The next two installments, $200 each, are due in 2019 and the final installment of $200, along with a balloon installment of $3,200, is payable on the final maturity date, March 19, 2020 (Note 14j). The note is secured by a guarantee from the Company’s wholly-owned subsidiary, Emperor Holding Ltd., which is the holding company of the vessel-owning subsidiary that owns the Lordship and of the bareboat charterer of the Knightship.
September 27, 2017 - $13,750 Convertible  Note
On September 27, 2017 ("Commitment Date"), the Company issued a convertible note to Jelco for an amount of $13,750. On February 13, 2019, the Company and Jelco entered into an amendment to this note (Note 14(d)). As of December 31, 2018, $13,750 was outstanding under this note. The note is secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and guarantees from the Company’s respective vessel-owning subsidiary that owns the Partnership and from the Company’s wholly-owned subsidiary, Emperor Holding Ltd.; all cross collateralized with the loan entered into with Jelco on May 24, 2017, as amended and restated and further supplemented (Note 14). Of the $13,750 under the note, $4,750 were used to make a mandatory prepayment under the May 2017 Jelco loan facility (Note 3(b)).
This note was determined to contain a BCF at the commitment date for which the intrinsic value of the BCF was not greater than the proceeds of $13,750 allocated to the convertible instrument, and the amount of the discount assigned to the BCF was $10,389.
The debt movement of the above two convertible notes is presented below:
	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2016	4,000	(4,000)	425	425
Additions	13,750	(10,389)	-	3,361
Amortization (Note 11)	-	-	792	792
Balance, December 31, 2017	17,750	(14,389)	1,217	4,578
Amortization (Note 11)	-	-	2,384	2,384
Balance, December 31, 2018	17,750	(14,389)	3,601	6,962

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The equity movement of the above two convertible notes is presented below:
Additional paid-in capital
Balance, December 31, 2016	3,800
Additions	10,389
Balance, December 31, 2017	14,189
Balance, December 31, 2018	14,189

September 7, 2015 - Revolving Convertible  Note
On September 7, 2015 ("Commitment Date"), the Company issued a revolving convertible note to Jelco for an amount up to $6,765 (the "Applicable Limit") for general corporate purposes. Following ten amendments to the revolving convertible note between December 2015 and September 2018, the Applicable Limit was raised to $24,665. Following the tenth amendment on September 1, 2018, a drawdown request of up to $3,500 may be made by April 10, 2019 (Note 14j) (the “Final Revolving Advance Date”). If the request is not made by the Final Revolving Advance Date, the advance will not be available to be drawn. The aggregate outstanding principal is repayable in December 2022. The note is secured by a guarantee from the Company’s wholly-owned subsidiary, Emperor Holding Ltd. As of December 31, 2018, $21,165 was outstanding under this note.
The debt movement of the revolving convertible note is presented below:
	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2016	21,165	(21,165)	872	872
Amortization (Note 11)	-	-	1,335	1,335
Balance, December 31, 2017	21,165	(21,165)	2,207	2,207
Additions	3,500	-	-	-
Amortization (Note 11)	-	-	1,955	1,955
Balance, December 31, 2018	24,665	(21,165)	4,162	4,162

The equity movement of the revolving convertible note is presented below:

Additional paid-in capital
Balance, December 31, 2016	21,165
Balance, December 31, 2017	21,165
Balance, December 31, 2018	21,165

All three convertible notes bear interest at three-month LIBOR plus a margin of 5% with quarterly interest payments. At Jelco's option, the outstanding principal amount under each of the three convertible notes or any part thereof may be paid at any time in common shares at a conversion price of $13.50 per share. Jelco will receive customary registration rights with respect to all shares upon conversion.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

b.	Loan Agreements:
On October 4, 2016, the Company entered into a $4,150 loan facility with Jelco to finance the initial deposits for the vessels Lordship and Knightship. As amended, the aggregate amount that could be borrowed was increased to up to $12,800 (to partially finance the remaining payment for the Lordship and the Knightship). The facility bears interest at LIBOR plus a margin of 8.5% per annum and is repayable in one bullet payment together with accrued interest on the maturity date. Seanergy Maritime Holdings Corp. is the borrower under this facility. On December 14, 2016, the Company prepaid Jelco $6,900. On February 13, 2019, the Company and Jelco entered into a second amendment and restatement agreement, whereby, among other things, the final repayment date was extended to June 30, 2020 (Note 14(d)). The facility is secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and guaranteed from the Company’s wholly-owned subsidiary, Emperor Holding Ltd. and the vessel-owning subsidiary of the Partnership. As of December 31, 2018, $5,900 was outstanding under this loan facility and is classified under non-current liabilities. The balance sheet amount is shown net of deferred financing costs.
On May 24, 2017, the Company entered into an up to $16,200 loan facility with Jelco to partially finance the acquisition of the Partnership. The Company drew down the $16,200 on May 24, 2017 with an amount of $4,750 being repaid during 2017 (Note 3(a)). The facility, as amended, currently bears interest at three-month LIBOR plus a margin of 6% per annum which is payable quarterly and the principal is repayable in one bullet payment due on the maturity date. The maturity date, as amended on February 13, 2019, has been deferred to December 30, 2020 (Note 14). The facility is secured by a second preferred mortgage over the Partnership, second priority general assignment covering earnings, insurances and requisition compensation over the vessel, a guarantee from the vessel-owning subsidiary of the Partnership and a guarantee from the Company’s wholly-owned subsidiary, Emperor Holding Ltd. (Note 14). As of December 31, 2018, $11,450 was outstanding under this loan facility and is classified under non-current liabilities.
On April 10, 2018, the Company entered into a $2,000 loan facility with Jelco for working capital purposes. The Company drew down the $2,000 on April 12, 2018. The facility, as amended on June 13, 2018 and as further amended on August 11, 2018 and January 31, 2019 (Note 14) by supplemental letters, bears interest at 10% per annum, payable quarterly, and the principal is payable in one bullet payment due by April 1, 2019 (Note 14j). The facility is secured by a guarantee from the Company’s wholly-owned subsidiary, Emperor Holding Ltd. As of December 31, 2018, $2,000 was outstanding under this loan facility and is classified under non-current liabilities.
4.	Cash and Cash Equivalents and Restricted Cash:
The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows:

	December 31, 2018	December 31, 2017
Cash and cash equivalents	6,684	8,889
Restricted cash	260	1,550
Restricted cash, non-current	500	600
Total	7,444	11,039

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Restricted cash as of December 31, 2018 amounts include $500 of minimum liquidity requirements as per the Amsterdam Trade Bank N.V. loan agreement (Note 7), $210 in a dry-docking reserve account as per the Amsterdam Trade Bank N.V. loan agreement and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, of $4,000 as per the Company’s credit facilities covenants, calculated as $500 per owned vessel, is included in Cash and cash equivalents. An aggregate amount of $2,925 as per the sale and leaseback transactions is included in Cash and cash equivalents (Note 7). As of December 31, 2017, restricted cash amounts included $1,500 of restricted deposits as contractually required under the loan facility with Northern Shipping Fund III LP, or NSF (Note 7), $500 of minimum liquidity requirements as per the Amsterdam Trade Bank N.V. loan agreement (Note 7), $100 in dry-docking reserve accounts as per the Amsterdam Trade Bank N.V. loan agreement and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company's financial institutions.
5.	Inventories:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2018	December 31, 2017
Lubricants	556	582
Bunkers	4,733	4,215
Total	5,289	4,797

6.	Vessels, Net:
Vessels, Net
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2018	December 31, 2017
Cost:
Beginning balance	275,582	242,462
- Additions	28,789	33,120
- Disposals	(26,290)	-
- Impairment charges	(7,267)	-
Ending balance	270,814	275,582

Accumulated depreciation:
Beginning balance	(20,852)	(10,353)
- Additions	(10,793)	(10,499)
- Disposals	4,045	-
Ending balance	(27,600)	(20,852)

Net book value	243,214	254,730

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On August 31, 2018, the Company entered into an agreement with an unaffiliated third party for the purchase of one second hand Capesize vessel, the Fellowship, for a gross purchase price of $28,700. The vessel was delivered to the Company on November 22, 2018. The acquisition of the vessel was financed through the loan facility with UniCredit (Note 7) and by cash on hand.
On September 20, 2018, the Company entered into two separate agreements with unaffiliated third parties for the sale of two Supramax vessels, namely the Gladiatorship and the Guardianship for a gross sale price of $10,960 and $11,700, respectively. The Gladiatorship and the Guardianship were delivered to their new owners on October 11, 2018 and on November 19, 2018, respectively. Proceeds of $9,505 from the sale of Gladiatorship and $10,332 from the sale of Guardianship were retained with UniCredit to fund the acquisition of Fellowship. The specific vessels were impaired since their carrying amount on the sale agreement date was higher than their fair value less cost to sell. Accordingly, an impairment loss of $7,267 was recognized in the Consolidated Statements of Loss. The fair value of the vessels was determined based on the agreed sale prices (Note 8).
On March 28, 2017, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, at a gross purchase price of $32,650. On May 31, 2017, the Company acquired the 2012 Capesize, 179,213 DWT Partnership. The acquisition was financed with the Amsterdam Trade Bank N.V. loan facility (Note 7), the Jelco loan facility entered into on May 24, 2017 (Note 3) and by cash on hand.
Approximately $89 and $465 worth of expenditures that increased the earning capacity and improved the efficiency of certain vessels were capitalized during the twelve month periods ended December 31, 2018 and December 31, 2017, respectively.
As of December 31, 2018, all vessels, except for the Knightship and the Championship, are mortgaged to secured loans (Notes 3 and 7).
7.	Long-Term Debt and Financial Liabilities:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2018	December 31, 2017
Secured loan facilities and other financial liabilities	198,607	196,450
Less: Deferred financing costs	(3,386)	(1,429)
Total	195,221	195,021
Less - current portion	(16,195)	(19,216)
Long-term portion	179,026	175,805

Secured credit facilities
On March 6, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $8,750. The loan was used to partially finance the acquisition of the Leadership. The loan bears interest of LIBOR plus a margin of 3.75% with quarterly interest payments. The loan is guaranteed by the Company and is secured by a first priority mortgage over the vessel. The facility places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy's net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy's consolidated installment and debt interest payments for the following eighteen-month period. On December 23, 2015, the Company amended the loan agreement with Alpha Bank A.E. in order to (i) defer from

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

December 31, 2015, to June 30, 2018, the requirement that the Company maintain a corporate leverage ratio (as defined in the loan facility) that does not exceed 75% and (ii) defer from December 31, 2015, to June 30, 2018, the requirement that the Company maintain a ratio of EBITDA to net interest expense (as defined in the loan facility) that is not less than 2:1. On July 28, 2016, the Company further amended the loan agreement with Alpha Bank A.E. in order to defer part of the then next four installments to the final maturity date. Following the reduction of the four installments that was added to the balloon installment, 80% of Leadership's excess earnings (as defined in the loan agreement) during each financial year starting from 2016, shall be applied by Alpha Bank towards payment of the deferred amount until same is fully repaid. On a consolidated basis, we are required to (i) maintain a corporate leverage ratio, as defined in the loan agreement, that will not be (a) at the end of December 31, 2018 higher than 0.85:1.0, the compliance with such obligation to be tested on each financial semester starting from July 1, 2018; (b) on March 31, 2019 higher than 0.80:1.0 and (c) starting from June 1, 2019 and at the end of each accounting period higher than 0.75:1.0, (ii) from July 1, 2018 the consolidated interest cover ratio (EBITDA to Net Interest Expense) shall not be (a) until and including the 31, March 2019, lower than 1.2:1 and (b) as from April 1, 2019 until the expiration of the Security Period, lower than 2:1, and (iii) liquidity in a specified amount. In addition, from July 1, 2017, the borrower shall ensure that the market value of the vessel plus any additional security to total facility outstanding shall not be less than 125%. The outstanding loan balance of $5,703 as of December 31, 2018 is repayable in five consecutive quarterly installments being $250 each, and a balloon installment of $4,453 payable on the final maturity date, March 17, 2020.
On September 1, 2015, the Company entered into a loan agreement with Hamburg Commercial Bank AG, formerly known as HSH Nordbank AG, for a secured loan facility in an amount of $44,430, or the HCOB Facility. The loan was fully drawn down in 2015 and was used to pay for the acquisition of the vessels Geniuship and Gloriuship. The loan is repayable in quarterly installments being approximately $1,049 each, along with a balloon installment of $28,837 payable on the final maturity date, June 30, 2020. On July 2, 2018, the Company made a prepayment of $3,000, as per the terms of the loan facility. The loan bears interest of LIBOR plus margin 3.75% until the full repayment of the facility, with quarterly interest payments. The loan facility is secured by a first priority mortgage over the two vessels. On March 28, 2018, the Company signed an amendment to the HCOB Facility by which: i) the application of the security cover requirement (as defined in the loan facility) was waived until September 30, 2018, ii) the security cover percentage requirement was amended as follows: 100% during the period commencing on October 1, 2018 and ending on March 31, 2019, 111% during the period commencing on April 1, 2019 and ending on September 30, 2019, and 120% thereafter, iii) the Leverage Ratio covenant was redefined to reflect Net debt / Total assets (as defined in the loan facility) and the relevant threshold was amended to: no more than 85% during the period commencing on June 30, 2018 and ending on December 31, 2018, no more than 80% during the period commencing on January 1, 2019 and ending on March 31, 2019, and no more than 75% thereafter, iv) the ratio of EBITDA to net interest payments (as defined in the loan facility) was amended to: no less than 1.2 times during the period commencing on June 30, 2018 and ending on March 31, 2019, and no less than 2 times thereafter and v) the liquidity covenant applicable on the Company as guarantor was amended to include restricted cash. As of December 31, 2018, the amount outstanding under the facility was $35,134.
On September 11, 2015, the Company entered into a facility agreement with UniCredit Bank AG, for a secured loan facility in an amount of $52,705. The loan was fully drawn down in 2015 and was made available to partially finance the acquisition of the vessels Premiership, Gladiatorship and Guardianship. The loan is repayable in eight quarterly installments being $1,552 each, along with a balloon installment of $29,425 payable on the final maturity date, December 28, 2020. The loan bears interest of LIBOR plus a margin of 3.20% with quarterly interest payments.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On September 25, 2017, the Company entered into a supplemental letter in order to defer the installment due on September 25, 2017 to October 2, 2017. On April 30, 2018, the Company signed a supplemental letter with UniCredit Bank A.G. by which: i) the Leverage Ratio covenant was redefined to reflect the Group’s Net Debt / Consolidated Market Value adjusted assets (excluding cash, cash equivalents and restricted cash) and relevant threshold was amended to: no more than 85% during the period commencing on May 1, 2018 and ending on December 31, 2018, no more than 80% during the period commencing on January 1, 2019 and ending on March 31, 2019 and no more than 75% for the remaining part of the security period, ii) the ratio of EBITDA to net interest payments was amended to: not less than 1.2 times during the period commencing on May 1, 2018 and ending on March 31, 2019 and not less than 2 times for the remaining part of the security period and iii) the security cover percentage requirement was amended as follows: not to be less than 100% during the period commencing on May 1, 2018 and ending on September 30, 2018, not to be less than 111% during the period commencing on October 1, 2018 and ending on June 30, 2019 and not to be less than 120% for the remaining part of the security period. On November 22, 2018, the Company amended and restated the facility to (i) release the respective vessel-owning subsidiaries of the Gladiatorship and the Guardianship as borrowers and (ii) to include the vessel-owning subsidiary of the Fellowship as replacement borrower. The first-priority mortgages over the Gladiatorship and Guardianship and all other securities created in favor of UniCredit for the specific vessels under the UniCredit facility were irrevocably and unconditionally released. The amendment and restatement of the facility did not alter the interest rate, the maturity date, the amortization and the repayment terms of the UniCredit facility or the financial covenants applicable to the Company as guarantor. The amended and restated loan facility is secured by first preferred mortgages and general assignments covering earnings, insurances and requisition compensation over the Premiership and the Fellowship, earnings account pledges, shares security deeds relating to the shares of both vessels' owning subsidiaries, technical and commercial managers' undertakings and, where applicable, charter assignments. As of December 31, 2018, the amount outstanding under the facility was $41,841.
On November 4, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $33,750. The loan was used to partially finance the acquisition of the Squireship. On November 10, 2015, the Company drew down the $33,750. The loan is repayable in twelve quarterly installments being approximately $844, each along with a balloon installment of $20,250 payable on the final maturity date, November 10, 2021. The loan bears interest of LIBOR plus a margin of 3.50% with quarterly interest payments. The loan is guaranteed by the Company and is secured by a first priority mortgage over the vessel and, following the June 29, 2018 amendment, a second priority mortgage over the Leadership. The facility places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of the Company’s net income except in case the cash and marketable securities are equal or greater than the amount required to meet the Company’s consolidated installment and debt interest payments for the following eighteen-month period. On June 29, 2018, the Company further amended the loan agreement with Alpha Bank A.E. Pursuant to the terms of the amendment, i) the ratio of the market value of the Squireship plus any additional security to the total facility outstanding shall not be less than 100% as from April 1, 2019 until March 31, 2020, shall not be less than 111% starting from April 1, 2020 until March 31, 2021 and shall not be less than 125% from April 1, 2021 until the end of the security period, ii) the consolidated interest cover ratio (EBITDA to Net Interest Expense) shall not be (a) until and including March 31, 2019 lower than 1.2:1, the compliance with such obligation to be tested on each Financial Semester Day starting from July 1, 2018 and (b) as from April 1, 2019 until the expiration of the security period, lower than 2:1, the compliance with such obligation to be tested on each Financial Semester Day starting from April 1, 2019 and iii) the Corporate Leverage Ratio as defined in the loan agreement will not be (a) at the end of December 31, 2018 higher than 0.85:1.0, the compliance with such obligation to be tested on each Financial Semester Day starting from July 1, 2018; (b) on March 31, 2019 higher than 0.80:1.0 and (c) starting from June 1, 2019 and at the end of each Accounting Period higher than 0.75:1.0, the compliance with such obligation to be tested on each Financial Semester Day starting from June 30, 2019. As of December 31, 2018, the amount outstanding under the facility was $30,375.
On December 2, 2015, the Company entered into a facility agreement with Natixis, for a secured loan facility in an amount of $39,412. The loan was used to partially finance the acquisition of the Championship. On December 7, 2015, the Company drew down the $39,412. The loan was repayable in quarterly installments being $985 each along

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

with a balloon installment of $24,637 payable on the final maturity date, February 26, 2021. The loan bore interest of LIBOR plus a margin of 2.50% with quarterly interest payments. The loan was secured by a first priority mortgage over the vessel. On March 7, 2017, the Company entered into a supplemental agreement and a settlement agreement with Natixis to the secured term loan facility dated December 2, 2015.  Under the terms of the supplemental agreement the secured term loan was repayable in four installments: $2,000 due April 28, 2017, $2,000 due June 30, 2017, $3,000 due September 29, 2017, and $32,412 due May 2, 2018.  Under the terms of the settlement agreement, the Company had an option, until September 29, 2017, to satisfy the full amount of the facility by making a prepayment of $28,000, which included any payments made in connection with the first three installment payments made under the supplemental agreement.  Upon such prepayment, the facility would be deemed satisfied in full. On September 29, 2017, Natixis entered into a deed of release and fully discharged the $35,412 outstanding balance of the secured term loan facility obligations to the lender for a total settlement amount of $24,000 on September 29, 2017. The first-priority mortgage over the Championship and all other securities created in favour of Natixis were irrevocably and unconditionally released pursuant to the deed of release. In the third quarter of 2017, the Company recognized a gain from the Natixis refinancing of $11,392, net of $6 refinancing charges and $14 write-off of unamortized deferred financing charges.
On November 28, 2016, the Company entered into a $32,000 secured term loan facility with Northern Shipping Fund III LP, or NSF, to partly finance the acquisition of the two second hand Capesize vessels Lordship and Knightship. The facility bore interest at 11% per annum, which was payable quarterly, and the principal was repayable in four consecutive quarterly installments of $900 each, commencing on March 13, 2019. On June 13, 2018 and June 28, 2018, respectively, NSF entered into deeds of release, with respect to the Lordship and the Knightship, respectively, resulting in a complete release of the facility agreement dated November 28, 2016 after full settlement of the outstanding balance of $32,000. The first-priority mortgages over the Lordship and the Knightship and all other securities created in favor of NSF were irrevocably and unconditionally released pursuant to the deeds of release.
On May 24, 2017, the Company entered into an up to $18,000 term loan facility with Amsterdam Trade Bank N.V. to partially finance the acquisition of the Partnership. The loan bore interest at LIBOR plus a margin of 4.65% per annum which is payable quarterly. The principal was repayable by twenty equal consecutive quarterly installments of $200 each and a balloon installment of $14,000 due on the maturity date, May 26, 2022. On each quarterly repayment date, an additional repayment of at least $10, or an integral multiple of that amount, of any excess cash standing in the vessel’s operating account would applied towards reducing the balloon installment. Excess cash, as defined in the loan facility, was any amount above $1,000. The aggregate amount of the additional repayments would not exceed $3,600. As of December 31, 2018, the aggregate amount of the additional repayments was $410. The loan was made available in two drawdowns: (i) $13,250 was drawn down on May 26, 2017 and (ii) $4,750 was drawn down on June 22, 2017. The loan facility required that the borrower would maintain in aggregate $500 as minimum liquidity. The loan was secured by a first priority mortgage and general assignment covering earnings, insurances and requisition compensation over the vessel, an earnings account pledge, shares security deed relating to the shares of the vessel's owning subsidiary, technical and commercial managers' undertakings and a charter assignment.

On September 25, 2017, in order to partially fund the refinancing of the Natixis facility, the Amsterdam Trade Bank loan facility was amended and restated, increasing the loan amount of the facility by an additional tranche of $16,500, or Tranche B. The principal of Tranche B was repayable by quarterly installments in addition to a balloon installment of any outstanding indebtedness due on the maturity date, May 26, 2022. The amendment and restatement of the facility did not alter the interest rate, the maturity date, the amortization and the repayment terms of the existing tranche under the loan facility, or the financial covenants applicable to the Company as guarantor. The amended and restated loan facility was secured by first preferred mortgages and general assignments covering earnings, insurances and requisition compensation over the Partnership and Championship, earnings account pledges, shares security deeds relating to the shares of both vessels' owning subsidiaries, technical and commercial managers' undertakings and, where applicable, charter assignments. On May 18, 2018, the Company signed a supplemental agreement with Amsterdam Trade Bank N.V. by which: i) the ratio of EBITDA to net interest payments was amended to: not less than 1.2 times during the period commencing on June 30, 2018 and ending on June 29, 2019 and not less than 2

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

times from June 30, 2019 and for the remaining part of the security period and ii) the Leverage Ratio was amended to: no more than 85% during the period commencing on June 30, 2018 and ending on March 30, 2019, no more than 80% during the period commencing on March 31, 2019 and ending on June 29, 2019 and no more than 75% during the period commencing on June 30, 2019 and for the remaining part of the security period. On November 7, 2018, Amsterdam Trade Bank entered into a deed of release with respect to the Championship, releasing the underlying borrower in full after the settlement of the outstanding balance of $15,700 pertaining to the specific vessel tranche. The first-priority mortgage over the Championship and all other securities created in favor of Amsterdam Trade Bank for the specific vessel tranche were irrevocably and unconditionally released pursuant to the deed of release. The second-priority mortgage over the Championship and all other securities created in favor of Jelco were also irrevocably and unconditionally released pursuant to a separate deed of release. As of December 31, 2018, the amount outstanding under the facility was $16,390. On February 15, 2019, Amsterdam Trade Bank N.V. entered into a further deed of release with respect to the Partnership resulting in a complete release of the facility agreement after full settlement of the outstanding balance of $16,390 (Note 14(g)). On February 13, 2019, the Company entered into a new loan facility with Amsterdam Trade Bank N.V. (Note 14(c)).
On June 11, 2018, the Company entered into a $24,500 loan agreement with Blue Ocean maritime lending funds managed by EnTrustPermal for the purpose of refinancing the outstanding indebtedness of the Lordship under the previous loan facility with NSF dated November 28, 2016. The borrower under the facility is the applicable vessel-owning subsidiary and the facility is guaranteed by the Company. The facility matures in June 2023 and can be extended until June 2025 subject to certain conditions. Specifically, the borrower has the right to sell the vessel back to the lender at a pre-agreed price of $20,800 on the fifth anniversary of the loan utilization (“Year-5 Put Option”). If the borrower elects to exercise the Year-5 Put Option, the lender has the right to extend the termination date of the loan by a further two years, in which case the exercise of the Year-5 Put Option by the borrower shall be cancelled in its entirety. Furthermore, the borrower has the right to sell the ship back to the lender at a pre-agreed price of $15,000 on the seventh anniversary of the loan utilization (“Year-7 Put Option”). If the borrower elects to exercise the Year-7 Put Option then the lenders will be obliged to purchase the ship at the pre-agreed price. The new facility is secured by a first priority mortgage over the vessel, general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement concerning the respective vessel-owning subsidiary and technical and commercial managers' undertakings. The new loan facility bears a weighted average all-in interest rate of 11.4% and 11.2% assuming a maturity date in June 2023 or in June 2025, respectively. The principal obligation amortizes in 20 or 28 quarterly installments, with a balloon payment of $15,300 or $9,500 due at maturity, assuming a maturity date in June 2023 or in June 2025, respectively.  The facility also imposes certain customary operating covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders. As of December 31, 2018, the amount outstanding under the facility was $24,100.

Each secured facility is secured by a first priority mortgage over the respective vessel. As of December 31, 2018, the Company was in compliance with all debt covenants in effect with respect to its secured facilities.
Other Financial Liabilities - Sale and Leaseback Transactions
On June 28, 2018, the Company entered into a $26,500 sale and leaseback agreement for the Knightship with Hanchen Limited (“Hanchen”), an affiliate of AVIC International Leasing Co., Ltd., for the purpose of refinancing the outstanding indebtedness of the Knightship under the previous loan facility with NSF dated November 28, 2016. The Company's wholly-owned subsidiary (“Charterer”) sold and chartered back the vessel on a bareboat basis for an eight year period, having a purchase obligation of $5,299 at the end of the eighth year and having the option to repurchase the Knightship at any time following the second anniversary of the bareboat charter. Under ASC 842-40, the transaction was accounted for as a financial liability. The bareboat charter is secured by a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement of the shares of the Charterer and technical and commercial managers' undertakings. The Company provided a guarantee to Hanchen.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Of the $26,500, $18,550 were cash proceeds, $6,625 was withheld by Hanchen as an upfront charterhire upon the delivery of the vessel, and an amount of $1,325, included in “Deposits assets, non-current” in the consolidated balance sheet, was paid as a deposit by the Charterer to Hanchen upon the delivery of the vessel in order to secure the due observance and performance by the Charterer of its obligations and undertakings as per the sale and leaseback agreement. The deposit can be set off against the balloon payment at maturity. The Charterer is required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120%. In addition, the bareboat charter requires the Charterer to maintain an amount of $1,325 (Note 4) until the second anniversary of the delivery date or if earlier, a sub-charter in form and substance acceptable to Hanchen is available. The charterhire principal bears interest at LIBOR plus a margin of 4% and amortizes in thirty two consecutive equal quarterly installments of approximately $456 along with a balloon payment of $5,299 at maturity on June 29, 2026. The charterhire principal, as of December 31, 2018, is $18,964.
On November 7, 2018, the Company entered into a $23,500 sale and leaseback agreement for the Championship with Cargill International SA (“Cargill”) for the purpose of refinancing the outstanding indebtedness of the Championship under the previous loan facility with Amsterdam Trade Bank N.V. dated September 25, 2017. The Company sold and chartered back the vessel from Cargill on a sub-bareboat basis for a five year period, having a purchase obligation at the end of the fifth year and subsequently entered into a five-year time charter with Cargill. Under ASC 842-40, the transaction was accounted for as a financial liability. The sub-bareboat charter is secured by an account pledge agreement and technical and commercial managers' undertakings. The Company is required to maintain an amount of $1,600 which will be used at the vessel repurchase (Note 4). Moreover, under the subject sale and leaseback agreement, an additional tranche was provided to the Company for an amount of up to $2,750 for the purpose of financing the cost associated with the acquisition and installation on board the Championship of an open loop scrubber system. As of December 31, 2018, $2,170 remains from this additional tranche, which is included in "Deposits assets, non-current" in the consolidated balance sheet, with the balance of $580 having been paid towards the acquisition and installation of the open loop scrubber system. The subject tranche has been placed in an escrow account included in "Deposits assets, non-current" in the consolidated balance sheet, in the name of Cargill and will be made available gradually subject to certain progress milestones. The cost of the financing is equivalent to an expected fixed interest rate of 4.71% for five years. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of which period it has a purchase obligation at $14,051. Additionally, at the time of purchase, if the market value of the vessel is greater than a floor price, the Company will pay to Cargill 20% of the difference between the market price and the floor price. The floor price, as set forth in the agreement, starts at $30,000 on November 7, 2018, and amortizes to $22,773 at the end of the five year term.  The Company has concluded that such contingency shall not be accrued in the consolidated financial statements, since information available does not indicate that it is probable that a liability has been incurred as of the latest balance sheet date and cannot be estimated. Moreover, as part of the transaction, the Company has issued 120,000 of its common shares to Cargill which are subject to customary statutory registration requirements. The fair market value of the shares on the date issued to Cargill will be amortized over the lease term using the effective interest method.  The unamortized balance is classified in other financial liabilities on the consolidated balance sheet. The charterhire principal amortizes in sixty monthly installments averaging approximately $167 each along with a balloon payment of $14,051, including the additional scrubber tranche, at maturity on November 7, 2023. The charterhire principal, as of December 31, 2018, is $26,101.
The borrowers under each of the existing financing arrangements are the applicable vessel owning subsidiaries or bareboat charterers of the vessels, as applicable, and the facilities are guaranteed by Seanergy Maritime Holdings Corp.
At December 31, 2018, eight of the Company's owned vessels, having a net carrying value of $187,415, were subject to first and second priority mortgages as collateral to their loan facilities. In addition, the Company's two bareboat chartered vessels, having a net carrying value of $55,799 at December 31, 2018, collateralized the Company's bareboat lease agreements.
The annual principal payments required to be made after December 31, 2018, are as follows:

Twelve month periods ending	Amount
2019	17,273
2020	84,511
2021	31,190
2022	20,868
Thereafter	44,765
Total	198,607

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

8.	Financial Instruments:
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

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
Fair Value of Financial Instruments
The fair values of the financial instruments shown in the consolidated balance sheets as of December 31, 2018 and December 31, 2017, represent management's best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date.
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

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates approximates the fair market value as the long-term debt and other financial liabilities bear interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt are similar to those that could be procured as of December 31, 2018, and the carrying value of $2,000 approximates the fair market value of $2,007. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy.

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
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities that should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.
Commitments
As discussed in Note 2(p), the Company employees certain of its’ vessels under lease agreements. Time charters typically may provide for variable lease payments with charterers’ options to extend the lease terms and termination clauses. The Company’s time charters range from 5 to 60 months and extension periods vary from 3 to 18 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse situations. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.
Future minimum contractual charter revenue, based on vessels committed to non-cancelable, time charter contracts as of December 31, 2018, will be $30,805 during the years 2019 to 2023. These amounts do not include any assumed off-hire.
The following table sets forth the Company's future minimum contractual charter revenue as at December 31, 2018:

Twelve month periods ending December 31,	Amount
2019	8,540
2020	5,661
2021	5,738
2022	5,831
2023	5,035
Total	30,805

In April 2018, the Company moved into its new office spaces under a five year lease term, with a Company option to extend the lease term for another five years. The monthly rent is Euro 13,000 (or $15 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.145 as of December 31, 2018), which is adjusted annually by one percent for inflation. The first year rent payments have been prepaid as of December 31, 2018. Under ASC 842, the lease is classified as an operating lease and a lease liability and right-of-use asset based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in General and administrative expenses.
The following table sets forth the Company's office rental obligations as at December 31, 2018:

Twelve month periods ending December 31,	Amount
2019	128
2020	182
2021	184
2022	185
2023	54
Total	733

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

10.	Capital Structure:
(a)  Common Stock
On January 8, 2016, the Company effected a one-for-five reverse stock split of the Company's issued common stock. The reverse stock split ratio and the implementation and timing of the reverse stock split were determined by the Company's Board of Directors. The reverse stock split did not change the authorized number of shares or par value of the Company's common stock or preferred stock but did effect a proportionate adjustment to the number of shares of common stock issuable upon the vesting of restricted stock awards, and the number of shares of common stock eligible for issuance under the Plan.
On August 5, 2016, the Company entered into a securities purchase agreement with an unaffiliated third party, which is an institutional investor, under which the Company sold 78,666 of its common shares in a registered direct offering at a price of $62.25 per share. On August 10, 2016, the Company completed the registered direct offering for net proceeds of approximately $4,080. The net proceeds of this offering were used for general corporate purposes.
On November 18, 2016, the Company entered into a securities purchase agreement with unaffiliated third parties, which are institutional investors, under which the Company sold 87,000 of its common shares in a registered direct offering at a price of $41.25 per share. On November 23, 2016, the Company completed the registered direct offering for net proceeds of approximately $3,210, which proceeds were used for general corporate purposes, including funding of vessel acquisitions.
On December 13, 2016, the Company completed its public offering of 666,666 of its common shares and 10,000,000 class A warrants to purchase an aggregate of 666,666 common shares of the Company, at a combined price of $22.50 per share and class A warrant. The offering was in connection with the Company's form F-1 filed with the SEC on October 28, 2016, which was further amended on November 29, 2016, December 5, 2016, December 6, 2016 and December 8, 2016. The net proceeds were approximately $13,081, which proceeds were used to prepay $6,900 of the Jelco loan facility (Note 3) and for general corporate purposes, including funding of vessel acquisitions.
On December 21, 2016, the Company completed the sale of an additional 86,666 of its common shares and 1,500,000 class A warrants to purchase 86,666 common shares of the Company, at a price of $22.35 per share and $0.01 per class A warrant, respectively, pursuant to the exercise of the over-allotment option granted to the underwriters in the Company's public offering that closed on December 13, 2016. The net proceeds were approximately $1,775, which proceeds were used for general corporate purposes, including funding of vessel acquisitions.
On February 3, 2017, the Company entered into an Equity Distribution Agreement with Maxim Group LLC, or "Maxim", as sales agent, under which the Company would offer and sell, from time to time through Maxim up to $20,000 of its common shares. The Company would determine, at its sole discretion, the timing and number of shares to be sold pursuant to the Equity Distribution Agreement along with any minimum price below which sales would not be made.  Maxim would make any sales pursuant to the Equity Distribution Agreement using its commercially reasonable efforts consistent with its normal trading and sales practices. Sales of common shares, if any, would be made by means of ordinary brokers' transactions on the Nasdaq Capital Market, in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made to or through a market maker other than on an exchange, at prices related to the prevailing market prices or at negotiated prices. On June 27, 2017, the Company and Maxim mutually terminated the Equity Distribution Agreement. As of June 27, 2017, the Company has sold a total of 185,477 of its common shares for aggregate net proceeds of $2,597 in connection with this public at-the-market offering. Maxim has received aggregate compensation for such sales of $86 as of June 27, 2017.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On April 10, 2017, the Company issued 8,333 of its common shares to an unaffiliated third party for the provision of professional services related to the Company’s internet-based investor relations efforts.
On May 18, 2017, the Company was notified by NASDAQ that it was no longer in compliance with NASDAQ Listing Rule 5550(a)(2) because the closing bid price of the Company's common stock for 30 consecutive business days, from April 5, 2017 to May 17, 2017, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market. This notification had no effect on the listing of the Company's common stock, and the applicable grace period to regain compliance was 180 days, expiring on November 14, 2017. The Company could cure this deficiency if the closing bid price of its common stock was $1.00 per share or higher for at least ten consecutive business days during the grace period. On September 5, 2017, the Company received a letter from The Nasdaq Stock Market confirming that it has regained compliance with the minimum bid price requirement.
On April 23, 2018, the Company received written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company's common stock for 30 consecutive business days, from March 8, 2018 to April 20, 2018, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until October 22, 2018. On October 23, 2018, the Company received written notification from the NASDAQ Stock Market, indicating that the Company was granted an additional 180-day grace period, until April 22, 2019, to cure its non-compliance with Nasdaq Listing Rule 5550(a)(2). The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. The Company intends to cure the deficiency with a reverse stock split effectuated on March 20, 2019. During this time, the Company's common stock will continue to be listed and trade on the Nasdaq Capital Market.
On March 20, 2019, the Company's common stock began trading on a split-adjusted basis, following a February 26, 2019 approval from the Company's Board of Directors to reverse split the Company's common stock at a ratio of one-for-fifteen. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common stock will receive a cash payment in lieu of such fractional share. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented (Note 14h).
On November 7, 2018, the Company issued 120,000 of its common shares to Cargill as part of the sale and leaseback transaction (Note 7).
(b)  Warrants
On December 13, 2016, in connection with the public offering of December 13, 2016, the Company granted 10,000,000 class A warrants with an exercise price of $30.00 each. In connection with the offering, the Company also issued the representative of the underwriters a warrant ("Warrant I)" to purchase 33,333 of its common shares ("Warrant Shares"). The purchase price of one Warrant Share, which will be received by the Company, is equal to $28.13. Exercise of the purchase rights represented by Warrant I may be made, in whole or in part. The class A warrants were approved for listing on the Nasdaq Capital Market and trade under the ticker symbol "SHIPW" beginning on December 8, 2016. The class A warrants are immediately exercisable and expire on December 13, 2021. The Warrant I is exercisable beginning June 6, 2017 and expires on December 7, 2019. If and only if an effective registration statement covering the issuance of the common shares under the class A warrants is not available, the class A warrants may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the class A warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to class A warrant agreement. Similarly, if and only if an effective registration statement covering the issuance of the common shares under Warrant I is not available, the Warrant I may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the representative's warrant agreement. Under the

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

"cashless exercise", the holder will receive a net number of common shares determined according to representative's warrant agreement. The Company may call the class A warrants for cancellation upon ten trading days prior written notice commencing thirteen months after issuance, subject to certain conditions, including the volume weighted average price of the Company's common shares exceeding $105.00 for a period of ten consecutive trading days.
On December 21, 2016, in connection with the exercise of the over-allotment option granted to the underwriters in the public offering of December 13, 2016, the Company granted an additional 1,500,000 class A warrants at a price of $0.01 per class A warrant with an exercise price of $30.00 each. In connection with the offering, the Company also issued the representative of the underwriters a warrant ("Warrant II") to purchase 4,333 of its common shares ("Warrant Shares"). The purchase price of one Warrant Share, which will be received by the Company, is equal to $28.13. Exercise of the purchase rights represented by Warrant II may be made, in whole or in part. The class A warrants are immediately exercisable and expire on December 13, 2021. If and only if an effective registration statement covering the issuance of the common shares under the class A warrants is not available, the class A warrants may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the class A warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to class A warrant agreement. Similarly, if and only if an effective registration statement covering the issuance of the common shares under Warrant II is not available, the Warrant II may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the representative's warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to representative's warrant agreement. The Warrant II is exercisable beginning June 6, 2017 and expires on December 7, 2019.
As of December 31, 2018, the Company had outstanding warrants, including both the class A warrants and Warrant I and Warrant II issued to the representative of the underwriters, exercisable to purchase an aggregate of 804,333 shares of the Company’s common shares.

11.	Interest and Finance Costs:
Interest and finance costs are analyzed as follows:
	Year ended December 31,
	2018	2017	2016
Interest on long-term debt	14,819	11,698	6,943
Amortization of debt issuance costs	1,173	518	265
Other	423	61	27
Total	16,415	12,277	7,235

Interest and finance costs-related party are analyzed as follows:
	Year ended December 31,
	2018	2017	2016
Interest on long-term debt - related party	1,724	1,182	155
Amortization of debt issuance costs related party	7	13	-
Convertible notes interest expense	2,811	1,800	1,298
Convertible notes amortization of debt discount	4,339	2,127	1,163
Total	8,881	5,122	2,616

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

12.	Loss per Share:
The calculation of net loss per common share is summarized below:
	For the years ended December 31,
	2018	2017	2016

Net loss	(21,058)	(3,235)	(24,623)

Weighted average common shares outstanding – basic	2,507,087	2,389,719	1,370,200
Net loss per common share – basic	$(8.40)	$(1.35)	$(17.97)

As of December 31, 2018, 2017 and 2016, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares of non-vested equity incentive plan shares (Note 13) and of unexercised warrants (Note 10), both calculated with the treasury stock method, as well as shares assumed to be converted with respect to the convertible  notes (Note 3) calculated with the if-converted method.
13.	Equity Incentive Plan:
On December 15, 2016, the Compensation Committee granted an aggregate of 51,520 restricted shares of common shares, pursuant to the 2011 Equity Incentive Plan. Of the total 51,520 shares, 18,320 shares were granted to the Company's board of directors, 29,866 shares were granted to certain of the Company's other employees and 3,334 shares were granted to the sole director of the Company's commercial manager, a non-employee. The fair value of each share on the grant date was $19.50. All the shares will vest over a period of three years.
On February 1, 2018, the Compensation Committee granted an aggregate of 84,000 restricted shares of common stock pursuant to the 2011 Equity Incentive Plan, as amended. Of the total 84,000 shares issued, 38,334 shares were granted to the Company’s board of directors, 44,333 shares were granted to certain of the Company's employees and 1,333 shares were granted to the sole director of the Company's commercial manager, a non-employee. The fair value of each share on the grant date was $15.53. All the shares will vest over a period of two years.
As of December 31, 2018, 122,102 shares remained reserved for issuance under the Company's Equity Incentive Plan.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Restricted shares during 2018, 2017 and 2016 is analyzed as follows:
	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2015	10,133	$55.50
Granted	51,520	19.50
Vested	(17,606)	25.35
Forfeited	(533)	55.50
Outstanding at December 31, 2016	43,514	$25.05
Vested	(18,340)	26.55
Outstanding at December 31, 2017	25,174	24.00
Granted	84,000	15.53
Vested	(71,607)	15.53
Forfeited	(3,066)	18.60
Outstanding at December 31, 2018	34,501	16.35

The fair value of the restricted shares has been determined with reference to the closing price of the Company's common share on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of loss over the respective vesting periods. The related expense for shares granted to the Company's board of directors and certain of its employees for the years ended December 31, 2018, 2017 and 2016 amounted to $1,281, $591 and $604, respectively, and is included under general and administration expenses.
The unrecognized cost for the non-vested shares granted to the Company's board of directors and certain of its employees as of December 31, 2018 and 2017 amounted to $221 and $242, respectively. The related expense for shares granted to non-employees for the years ended December 31, 2018, 2017 and 2016, amounted to $21, $24 and $20, respectively, and is included under voyage expenses. At December 31, 2018, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company's board of directors and its other employees not yet recognized is expected to be recognized is 0.75 year.
14.	Subsequent Events
(a)
On January 10, 2019, the Compensation Committee granted an aggregate of 144,000 restricted shares of common stock pursuant to the Plan. Of the total 144,000 shares issued, 66,667 shares were granted to the board of directors, 70,666 shares were granted to certain of the Company's employees and 6,667 shares were granted to the sole director of the Company's commercial manager, a non-employee. The fair value of each share on the grant date was $9.15. All the shares will vest over a period of two years. 48,000 shares vested on January 10, 2019, 48,000 shares will vest on October 1, 2019 and 48,000 shares will vest on October 1, 2020.

(b)	On January 31, 2019, the Company and Jelco entered into a supplemental letter with regards to the April 10, 2018 facility in order to extend the final repayment date to April 1, 2019.
(c)
On February 13, 2019, the Company entered into a new loan facility with Amsterdam Trade Bank N.V. in order to (i) refinance the existing indebtedness over the Partnership under the May 24, 2017 facility, as amended and restated thereon and (ii) for general working capital purposes and more specifically for the financing of installation of open loop scrubber systems on the Squireship and Premiership. The loan is divided in Tranche A, relating to the refinancing of the Partnership, and Traches B and C for the financing of the scrubber systems on the Squireship and the Premiership, respectively. Pursuant to the terms of the facility, Tranche A is repayable in sixteen equal quarterly installments being $200 each starting from

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

February 26, 2019 and a balloon payment of $13,190 and each of Tranche B and C in twelve quarterly installments of $187.5 starting from November 27, 2019. The loan bears interest of LIBOR plus a margin of 4.65% with quarterly interest payments. The loan is secured by a first priority mortgage over the Partnership, a general assignment covering earnings, insurances and requisition compensation over the Partnership, an earnings account pledge, a shares security deed relating to the shares of the vessel’s owning subsidiary, technical and commercial managers' undertakings and charter assignments.
(d)
On February 13, 2019, the Company and Jelco entered into a second amending and restating deed amending and restating the October 4, 2016 facility, as amended and restated thereon, in order to, among other things, (i) extend the final repayment date to June 30, 2020 and (ii) record new second priority securities over the Partnership. A second priority mortgage, a second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee issued from the vessel’s owning subsidiary were executed on February 15, 2019.

(e)
On February 13, 2019, the Company and Jelco entered into a supplemental agreement to the May 24, 2017 facility, as amended and restated thereon, in order to, among other things, (i) extend the final repayment date to December 30, 2020 and (ii) record new second priority securities over the Partnership. A second priority mortgage, a second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee issued from the vessel’s owning subsidiary were executed on February 15, 2019. On the same date, Jelco entered into a deed of release and fully discharged the previous second priority mortgage over the Partnership and all other securities created in favour of Jelco.

(f)
On February 13, 2019, the Company amended the September 27, 2017 convertible  note issued to Jelco, pursuant to which (i) the maturity date was extended to December 31, 2022, (ii) the aggregate outstanding principal amount shall be repaid on the maturity date, (iii) an option was given to the Company to prepay at any time the whole or any part of the note in a number of fully paid and nonassessable shares in the Company equal to an amount of the note being prepaid divided by a price per share to be agreed with Jelco and (iv) the note was secured by new second priority securities over the Partnership. A second priority mortgage, a second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee issued from the vessel’s owning subsidiary were executed on February 15, 2019.

(g)
On February 15, 2019, Amsterdam Trade Bank N.V. entered into a deed of release and fully discharged the $16,390 outstanding balance of the May 24, 2017, as amended, senior secured term loan facility. The first priority mortgage over the Partnership and all other securities created in favour of Amsterdam Trade Bank N.V. were irrevocably and unconditionally released pursuant to the deed of release.

(h)
On March 20, 2019, the Company's common stock began trading on a split-adjusted basis, following a February 26, 2019 approval from the Company's Board of Directors to reverse split the Company's common stock at a ratio of one-for-fifteen. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

(i)
In February and March 2019, the Company received approval from the credit committees of certain of its lenders to (i) amend the applicable thresholds of certain financial covenants of its credit facilities until March 31, 2020 and (ii) defer a total of $3,311 of debt installments that were originally scheduled for 2019 to dates falling in 2020 and 2021. The approvals are subject to the completion of definitive documentation.

(j)
In March 2019, the Company reached an in-principle agreement with Jelco for (i) an additional term loan facility in the amount of $7,000 to be provided by Jelco to the Company, the proceeds of which will be used to (a) refinance the Third Jelco Loan Facility with current outstanding balance of $2,000 and (b) for general corporate purposes; (ii) the extension of the maturity of the First Jelco Note to December 31, 2020 and (iii) the extension of the availability of the $3,500 advance under the Second Jelco Note by one more year, to April 10, 2020.  This agreement is subject to completion of definitive documentation.

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Balance Sheets
December 31, 2018 and 2017
(In thousands of US Dollars, except for share and per share data)

	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	792	1,988
Restricted cash	50	50
Other current assets	222	323
Total current assets	1,064	2,361

Non-current assets:
Investments in subsidiaries*	52,999	64,121
Total non-current assets	52,999	64,121

TOTAL ASSETS	54,063	66,482

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Trade accounts and other payables	433	257
Accrued liabilities	1,854	785
Total current liabilities	2,287	1,042

Non-current liabilities:
Due to related parties, noncurrent	19,349	17,342
Long-term portion of convertible notes	11,124	6,785
Total liabilities	32,760	25,169

Commitments and contingencies	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2018 and 2017; 2,666,223 and 2,465,289 shares issued and outstanding as at December 31, 2018 and 2017, respectively	-	-
Additional paid-in capital	385,846	383,010
Accumulated deficit	(364,543)	(341,697)
Total Stockholders' equity	21,303	41,313
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	54,063	66,482

* Eliminated in consolidation

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
 Statements of Loss
For the years ended December 31, 2018, 2017 and 2016
(In thousands of US Dollars, except for share and per share data)

	2018	2017	2016
Expenses:
General and administration expenses	(3,380)	(2,642)	(2,115)
Operating loss	(3,380)	(2,642)	(2,115)

Other (expenses) / income, net:
Interest and finance cost – related party	(8,881)	(5,122)	(2,621)
Gain on debt refinancing	-	11,392	-
Other, net	(327)	(29)	(18)
Total other (expenses) / income, net	(9,208)	6,241	(2,639)

Equity in loss of subsidiaries*	(8,470)	(6,834)	(19,869)

Net loss	(21,058)	(3,235)	(24,623)

Net loss per common share
Basic	(8.40)	(1.35)	(17.97)
Weighted average common shares outstanding
Basic	2,507,087	2,389,719	1,370,200

* Eliminated in consolidation

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2018, 2017 and 2016
(In thousands of US Dollars)

	2018	2017	2016
Net cash (used in) / provided by operating activities	(5,609)	6,314	(2,441)

Cash flows used in investing activities:
Investments in subsidiaries	2,413	(40,972)	(28,734)
Net cash provided by / (used in) investing activities	2,413	(40,972)	(28,734)

Cash flows from financing activities:
Net proceeds from issuance of common stock	-	2,637	22,606
Proceeds from convertible notes	-	9,000	9,400
Proceeds from related party debt	2,000	16,200	12,800
Repayments of related party debt	-	-	(6,900)
Repayments of convertible notes	-	-	-
Net cash provided by financing activities	2,000	27,837	37,906

Net (decrease) / increase in cash and cash equivalents and restricted cash	(1,196)	(6,821)	6,731
Cash and cash equivalents and restricted cash at beginning of period	2,038	8,859	2,128
Cash and cash equivalents and restricted cash at end of period	842	2,038	8,859

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	3,648	2,773	1,176

Non cash financing activities:
Shares issued in connection with financing	1,541	-	-
Conversion of related party debt into convertible note	-	(4,750)	-

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Notes To The Condensed Financial Statements
(All amounts in footnotes in thousands of US Dollars)

1. Basis of Presentation
In the parent-company-only condensed financial statements, the Parent Company's (the "Company") investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company did not receive cash dividends from its subsidiaries during the years ended December 31, 2018, 2017 and 2016.
The parent-company-only condensed financial statements should be read in conjunction with the Company's consolidated financial statements.
2. Transactions with Related Parties
Convertible Notes
On March 12, 2015, the Company issued a convertible note of $4,000 to Jelco for general corporate purposes. As amended, at Jelco's option, the outstanding principal amount under the convertible note may be paid at any time in common shares at a conversion price of $13.50 per share.
On September 7, 2015, the Company issued a revolving convertible note of up to $6,765 to Jelco for general corporate purposes. As amended, the maximum principal amount available to be drawn was increased to $24,665. Following an amendment on September 1, 2018, a drawdown request of up to $3,500 may be made by April 10, 2019 (the “Final Revolving Advance Date”). If the request is not made by the Final Revolving Advance Date, the advance will not be available to be drawn and the principal amount will be decreased to $21,165. At Jelco's option, the Company's obligation to repay the principal amount under the revolving convertible note may be paid in common shares at a conversion price of $13.50 per share.
On September 27, 2017, the Company issued a convertible note of $13,750 to Jelco. As amended, at Jelco's option, the outstanding principal amount under the convertible note may be paid at any time in common shares at a conversion price of $13.50 per share. Of the $13,750 under the note, $4,750 were used to make a mandatory prepayment under the May 2017 Jelco loan facility.
See Note 3 "Transactions with Related Parties" to the consolidated financial statements for further information.
Loan Agreements
On October 4, 2016, the Company entered into a $4,150 secured loan facility with Jelco to finance the initial deposits for the vessels Lordship and the Knightship. On November 17, 2016 and November 28, 2016, the Company entered into amendments to this facility, which, among other things, increased the aggregate amount that may be borrowed under the facility to up to $12,800. On December 14, 2016, the Company prepaid Jelco a total of $6,900 in accordance with the facility provisions.
On March 28, 2017, the Company had entered into a $47,500 loan agreement with Jelco. Under the terms of this agreement, Jelco would have made available this facility to the Company in the event that the Company was not able to secure third party financing to partly fund a couple of the its transactions. This facility was terminated on September 27, 2017, and no amounts were drawn down under this facility.
On May 24, 2017, the Company entered into an up to $16,200 secured loan facility with Jelco to partially finance the acquisition of the Partnership. The Company drew down the $16,200 on May 24, 2017. On June 22, 2017 and on August 22, 2017, the Company entered into supplemental letters with Jelco to amend the terms of this loan facility, whereby a mandatory repayment of $4,750 was deferred until September 29, 2017. On September 27, 2017, the facility was amended and restated. The mandatory repayment of $4,750 was financed by the convertible note issued to Jelco on September 27, 2017.
On April 10, 2018, the Company entered into a $2,000 loan facility with Jelco for working capital purposes. The Company drew down the $2,000 on April 12, 2018. The facility, as amended and restated on June 13, 2018 and as further amended on August 11, 2018 and January 31, 2019 by supplemental letters, bears interest at 10% per annum, payable quarterly, and the principal is payable in one bullet payment due on April 1, 2019. The facility is secured by a guarantee from the Company’s wholly-owned subsidiary, Emperor Holding Ltd. As of December 31, 2018, $2,000 was outstanding under this loan facility and is classified under non-current liabilities.
See Note 3 "Transactions with Related Parties" to the consolidated financial statements for further information.
In March 2019, the Company reached an in-principle agreement with Jelco for (i) an additional term loan facility in the amount of $7,000 to be provided by Jelco to the Company, the proceeds of which will be used to (a) refinance the Third Jelco Loan Facility with current outstanding balance of $2,000 and (b) for general corporate purposes; (ii) the extension of the maturity of the First Jelco Note to December 31, 2020 and (iii) the extension of the availability of the $3,500 advance under the Second Jelco Note by one more year, to April 10, 2020. This agreement is subject to completion of definitive documentation.

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Notes To The Condensed Financial Statements
(All amounts in footnotes in thousands of US Dollars)

3. Guarantee
The Company has guaranteed the payment of principal and interest under the terms of the following loan agreements: the March 6, 2015 loan agreement with Alpha Bank A.E., the September 1, 2015 loan agreement with Hamburg Commercial Bank AG, formerly known as HSH Nordbank AG, the September 11, 2015 facility agreement with UniCredit Bank AG, the November 4, 2015 loan agreement with Alpha Bank A.E., the May 24, 2017 facility agreement with Amsterdam Trade Bank N.V, the June 11, 2018 loan agreement with Blue Ocean maritime lending funds managed by EnTrustPermal and the June 28, 2018 sale and leaseback agreement with Hanchen Limited. In the event of a default under these loan agreements, the Company will be directly liable to the lenders. These facilities mature at various times between 2020 and 2026. The maximum potential amount that the Company could be liable for under these guarantee as of December 31, 2018 is $195,857.
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
Restricted Net Assets of Consolidated Subsidiaries
As of December 31, 2018, the negative restricted net assets of the vessel owning subsidiary of Geniuship under the September 1, 2015 loan agreement with Hamburg Commercial Bank AG amounted to $903. As of December 31, 2018, the restricted net assets of the vessel owning subsidiary of Gloriuship under the September 1, 2015 loan agreement with Hamburg Commercial Bank amounted to $1,721. The Hamburg Commercial Bank AG loan agreement places a restriction on the vessel owning subsidiaries' ability to distribute dividends to the t, in case the market values of Geniuship and Gloriuship plus any additional security is less than 145% of total facility outstanding and the cash balance of the borrowers after distribution of dividends is less than $3,000. The $3,000 condition on payment of dividends does not apply after June 30, 2018.
As of December 31, 2018, the restricted net assets of the vessel owning subsidiary of Partnership that has entered into the May 24, 2017 loan agreement with Amsterdam Trade Bank NV (ATB), as amended and restated in September 25, 2017, amounted to $15,219. The ATB loan agreement places a restriction on the vessel owning subsidiary's ability to distribute dividends to the Company, unless an additional repayment in an aggregate amount of $3,190 have been made.