Form 20-F
period 2019-12-31
Seanergy Maritime Holdings Corp.
filed 2020-03-05
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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
Telephone: +30 213 0181507, Fax: +30 210 9638404
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of exchange on which registered
Shares of common stock, par value $0.0001 per share	SHIP	Nasdaq Capital Market
Class A Warrants	SHIPW	Nasdaq Capital Market
Class B Warrants	SHIPZ	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2019, there were 26,900,050 shares of the registrant’s common stock, $0.0001 par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact.  In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors”. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in the supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

•	changes in the number of newbuildings under construction in the dry bulk shipping industry;

•	changes in the useful lives and the value of our vessels and the related impact on our compliance with loan covenants;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our expanded fleet;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;

•
changes in our ability to leverage the relationships and reputation in the dry bulk shipping industry of V.Ships Limited, or V.Ships, our technical manager, and Fidelity Marine Inc., or Fidelity, our commercial manager;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	acts of terrorism and other hostilities;

•	changes in global and regional economic and political conditions;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the dry bulk shipping industry;

•	our ability to continue as a going concern; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors”.

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

PART I

Unless the context otherwise requires, as used in this annual report, the terms “Company”, “Seanergy”, “we”, “us”, and “our” refer to Seanergy Maritime Holdings Corp. and any or all of its subsidiaries, and “Seanergy Maritime Holdings Corp.” refers only to Seanergy Maritime Holdings Corp. and not to its subsidiaries. References in this annual report to “Seanergy Maritime” refer to our predecessor, Seanergy Maritime Corp.

We use the term deadweight tons, or “dwt”, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.  Unless otherwise indicated, all references to “U.S. dollars”, “dollars”, “U.S. $” and “$” in this annual report are to the lawful currency of the United States of America.  References in this annual report to our common shares are adjusted to reflect the consolidation of our common shares through reverse stock splits, including the one-for-five reverse stock split which became effective as of January 8, 2016 and the one-for-fifteen reverse stock split which became effective as of March 20, 2019.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table sets forth our selected consolidated financial data.  The selected consolidated financial data in the table as of December 31, 2019, 2018, 2017, 2016 and 2015 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.  The following data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and related notes included elsewhere in this annual report.

On January 7, 2016, we effected a 1-for-5 reverse split of our common stock.  The reverse stock split became effective and our common stock began trading on a split-adjusted basis on the NASDAQ Capital Market at the opening of trading on January 8, 2016.  There was no change in the number of authorized shares or the par value of our common stock.  All share and per share amounts disclosed herein give effect to this reverse stock split retroactively, for all periods presented.

On March 19, 2019, we effected a 1-for-15 reverse split of our common stock. The reverse stock split became effective and our common stock began trading on a split-adjusted basis on the NASDAQ Capital Market at the opening of trading on March 20, 2019. There was no change in the number of authorized shares or the par value of our common stock. All share and per share amounts disclosed herein give effect to this reverse stock split retroactively, for all periods presented.

(Amounts in the tables below are in thousands of U.S. dollars, except for share and per share data.)

	Year Ended December 31,
	2019	2018	2017	2016	2015
Statement of Income Data:
Vessel revenue, net	86,499	91,520	74,834	34,662	11,223
Voyage expenses	(36,641)	(40,184)	(34,949)	(21,008)	(7,496)
Vessel operating expenses	(18,980)	(20,742)	(19,598)	(14,251)	(5,639)
Management fees	(989)	(1,042)	(1,016)	(895)	(336)
General and administration expenses	(5,989)	(6,500)	(5,081)	(4,134)	(2,804)
General and administration expenses - related party	-	-	-	-	(70)
Loss on bad debts	-	-	-	-	(30)
Amortization of deferred dry-docking costs	(844)	(634)	(870)	(556)	(38)
Depreciation	(11,016)	(10,876)	(10,518)	(8,531)	(1,865)
Impairment loss	-	(7,267)	-	-	-
Operating income / (loss)	12,040	4,275	2,802	(14,713)	(7,055)
Interest and finance costs	(15,216)	(16,415)	(12,277)	(7,235)	(1,460)
Interest and finance costs - related party	(8,629)	(8,881)	(5,122)	(2,616)	(399)
Gain on debt refinancing	-	-	11,392	-	-
Interest and other income	213	83	47	20	-
Foreign currency exchange losses, net	(52)	(104)	(77)	(45)	(42)
Total other expenses, net	(23,684)	(25,317)	(6,037)	(9,876)	(1,901)
Net loss before income taxes	(11,644)	(21,042)	(3,235)	(24,589)	(8,956)
Income taxes	(54)	(16)	-	(34)	-
Net loss	(11,698)	(21,058)	(3,235)	(24,623)	(8,956)
Net loss per common share
Basic and diluted	(0.76)	(8.40)	(1.35)	(17.97)	(12.47)
Weighted average common shares outstanding
Basic and diluted	15,332,755	2,507,087	2,389,719	1,370,200	718,226

	As of December 31,
	2019	2018	2017	2016	2015
Balance Sheet Data:
Total current assets	21,927	16,883	19,498	22,329	8,278
Vessels, net	253,781	243,214	254,730	232,109	199,840
Total assets	282,551	267,562	275,705	257,534	209,352
Total current liabilities, including current portion of long-term debt and other financial liabilities	237,281	36,263	34,460	21,230	9,250
Total liabilities	252,693	246,259	234,392	226,702	186,068
Common stock	3	-	-	-	-
Total stockholders’ equity	29,858	21,303	41,313	30,832	23,284
Shares issued and outstanding as at December 31,	26,900,050	2,666,184	2,465,289	2,271,480	1,301,494

	Year Ended December 31,
	2019	2018	2017	2016	2015
Cash Flow Data:
Net cash provided by (used in) operating activities	13,108	5,723	2,782	(15,339)	(4,737)
Net cash used in investing activities	(12,349)	(8,827)	(32,992)	(40,779)	(201,684)
Net cash provided by (used in) financing activities	6,351	(491)	25,341	68,672	206,902

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The fair market values of our vessels are related to prevailing freight charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary. A decrease in the market value of our vessels could require us to raise additional capital in order to remain compliant with our loan covenants and could result in the loss of our vessels (including, through foreclosure by our lenders) and adversely affect our earnings and financial condition.

The fair market value of our vessels may increase or decrease, and we expect the market values to fluctuate depending on a number of factors including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry, including changes in global dry cargo commodity supply;

•	types and sizes of vessels;

•	number of newbuilding deliveries;

•	number of vessels scrapped or otherwise removed from the world fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	decreased costs and increases in use of other modes of transportation;

•	cost of newbuildings or secondhand vessel acquisitions;

•	governmental and other regulations;

•	technological advances; and

•
the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain covenants in our loan agreements, and our lenders could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with our loan covenants. If any of our loans are accelerated, we may not be able to refinance our debt or obtain additional funding. We expect that we will enter into more loan agreements in connection with our future acquisitions of vessels.  For more information regarding our current loan facilities, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements – Credit Facilities.”

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

Charter hire rates for dry bulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.

The downturn in recent years in the dry bulk charter market, from which we derive substantially all of our revenues, has affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 290 in February 10, 2016, which represents a decline of 98%. In 2019, the BDI ranged from a low of 595 on February 11, 2019 to a high of 2,518 on September 4, 2019, and during 2020 the BDI has ranged from a high of 976 on January 2, 2020 to a low of 411 on February 10, 2020.

The decline and volatility in charter rates has been due to various factors, including the over-supply of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and trade disruptions caused by natural or other disasters, such as those that resulted from the dam collapse in Brazil in 2019 and the recent outbreak of the coronavirus infection in China. Dry bulk charter rates remain at depressed levels and may decline further. These circumstances have had adverse consequences from time to time for dry bulk shipping, including, among other developments:

•	decrease in available financing for vessels;

•	no active secondhand market for the sale of vessels;

•	charterers seeking to renegotiate the rates for existing time charters;

•	widespread loan covenant defaults in the dry bulk shipping industry due to the substantial decrease in vessel values; and

•	declaration of bankruptcy by some operators, charterers and vessel owners.

The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected and we may not be able to successfully charter our vessels at rates sufficient to allow us to operate our business profitably or meet our obligations. Further, if low charter rates in the dry bulk market continue or decline further for any significant period, this could have an adverse effect on our vessel values and ability to comply with the financial covenants in our loan agreements. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, our lenders could accelerate our debt and we could face the loss of our vessels.

The recent outbreak of the Covid-19 novel coronavirus, or other epidemics, could have a material adverse impact on our business, results of operations, or financial condition.

          Our financial and operating performance may be adversely affected by the on-going novel coronavirus outbreak or other epidemics or pandemics.  As a result of the spread of the coronavirus, several countries have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes. It is possible that charterers could assert a right to invoke force majeure clauses as a result of such delays or other disruptions.  Delays have also been reported at Chinese shipyards for newbuildings, drydocks and other works. In addition, the measures taken by the Chinese government in response to the outbreak, which included numerous factory closures and restrictions on travel, as well as potential labor shortages resulting from the outbreak, has slowed production in China and in other regions relying on Chinese production or raw materials, and is expected to decrease the level of export and import of goods from such regions. Similar measures taken by governments in other countries may further slow global trade. Even though it is too early to assess the full impacts of the coronavirus outbreak on global markets, and particularly on the shipping industry, the spread of the coronavirus has already added, and could continue to add, pressure to dry bulk shipping freight rates and, as a result, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are mostly dependent on spot or index-linked charters and any decrease in spot charter rates or indexes in the future may adversely affect our earnings.

We currently operate four of our vessels in the spot market, exposing us to fluctuations in spot market charter rates. The other six are employed on time charters whose daily rates are linked to the Baltic Capesize Index, or BCI. Furthermore, we may employ any additional vessels that we may acquire in the spot market or on index-linked time charters.

Although the number of vessels in our fleet that participate in the spot market or have index-linked charters will vary from time to time, we anticipate that a significant portion of our fleet will be affected by the spot market or the BCI. As a result, our financial performance will be significantly affected by conditions in the dry bulk spot market or the BCI and only our vessels that would operate under fixed-rate time charters would, during the period in which such vessels operate under such time charters, provide a fixed source of revenue to us.

Historically, spot charter rates and dry bulk charter indices have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for dry bulk capacity. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates or the BCI decline, then we may be unable to operate our vessels trading in the spot market or on BCI-linked charters profitably or to meet our other obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

An over-supply of dry bulk vessel capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

The market supply of dry bulk vessels had increased due to the high level of new deliveries in the last years. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017. In addition, the dry bulk newbuilding orderbook, which extends to 2023, equaled approximately 9.10% of the existing world dry bulk fleet as of February 14, 2020, according to Clarksons Research, and the orderbook may increase further in proportion to the existing fleet. Even though the overall level of the orderbook has declined over the past years, an over-supply of dry bulk vessel capacity could prolong the period during which low charter rates prevail. Factors that influence the supply of vessel capacity include:

•	number of new vessel deliveries;

•	scrapping rate of older vessels;

•	vessel casualties;

•	price of steel;

•	number of vessels that are out of service;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	port or canal congestion.

If dry bulk vessel capacity increases but the demand for vessel capacity does not increase or increases at a slower rate, charter rates could materially decline, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If economic conditions throughout the world decline, it will negatively impact our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

The world economy is facing a number of actual and potential challenges, including current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or Brexit, protests in Hong Kong, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and North Korea or Iran, and epidemics or pandemics, such as the on-going novel coronavirus outbreak. Such events may contribute to economic instability in global financial markets or cause a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long current market conditions will last.

The European Union, or EU, and other parts of the world were recently in a recession and uncertainty surrounds the potential for continued economic growth. Moreover, there is uncertainty related to certain European member countries’ ability to refinance their sovereign debt, including Greece, despite the country’s return to the sovereign debt markets in 2019. As a result, the credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented a broad variety of governmental action and new regulation of the financial markets and may implement additional regulations in the future. As a result, global economic conditions and global financial markets have been, and continue to be, volatile. Further, credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China’s GDP was approximately 6.1% for the year ended December 31, 2019, decreasing from 6.6% in 2018 and continuing to remain below pre-2008 levels. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the EU and in certain Asian countries may further adversely affect economic growth in China and elsewhere. Our results of operations and ability to grow our fleet could be impeded by a continuing or worsening economic downturn in any of these countries or geographic regions.

Furthermore, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, as indicated, the United States is seeking to implement more protective trade measures. The current U.S. President was elected on a platform promoting trade protectionism. The outcome of the 2016 presidential election has, thus, created significant uncertainty about the future relationship between the United States and China and other exporting countries with respect to trade policies, treaties, government regulations and tariffs. On January 23, 2017, the U.S. President signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, the U.S. President announced tariffs on imported steel and aluminum into the United States, which were recently expanded to include certain products made of steel and aluminum, that could have a negative impact on international trade generally. In addition, beginning in 2019, the United States imposed sanctions against the Government of Venezuela and its state-owned oil subsidiary, which had an effect on Venezuela’s oil output and in turn affected global oil supply. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.

The operation of an ocean-going vessel carries inherent risks.  These risks include the possibility of:

•	crew strikes and/or boycotts;

•	the damage or destruction of vessels due to marine disaster;

•	piracy or other detentions;

•	environmental accidents;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. Such circumstances could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to deductibles, caps or not cover such losses and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Furthermore, fuel may become much more expensive in the future, including as a result of the imposition of recent sulfur oxide emissions limits in January 2020 under new regulations adopted by the International Maritime Organization, or the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Upon redelivery of vessels at the end of a period of time or voyage time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter.

A number of our vessels are chartered on the spot charter market, either through trip charter contracts or voyage charter contracts. Voyage charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense. We do not intend to hedge our fuel costs, and, therefore, an increase in the price of fuel may affect in a negative way our profitability and our cash flows.

Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk shipping market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedules and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, our revenues may be stronger in fiscal quarters ending December 31 and March 31. This seasonality should not affect our operating results if our vessels are employed on period time charters, but because our vessels are employed in the spot market or on index-linked charters, seasonality may materially affect our operating results and our ability to pay dividends, if any, in the future.

Environmental, social and governance matters may impact our business and reputation.

In addition to the importance of their financial performance, companies are increasingly being judged by their performance on a variety of environmental, social and governance matters, or ESG, which are considered to contribute to the long-term sustainability of companies’ performance.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of the company’s board of directors in supervising various sustainability issues.

We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. As far as the environmental aspect is concerned, in 2019 we implemented technical and operational measures that will result in energy savings and a reduced carbon footprint for our vessels. Scrubber installations, Existing Vessel Design Index, or EVDI, upgrades, and Energy Saving Device installations constitute examples of the environmental practices we have adopted. However, in light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

Our vessels may call on ports located in or may operate in countries that are subject to restrictions imposed by the United States, the European Union or other governments that could result in fines or other penalties imposed on us and may adversely affect our reputation and the market price of our common stock.

During the year ended December 31, 2019, none of our vessels called on ports located in countries subject to comprehensive sanctions and embargoes imposed by the U.S. government or countries identified by the U.S. government or other authorities as state sponsors of terrorism; however, our vessels may call on ports in these countries from time to time in the future on our charterers’ instructions.  The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations.  In order to maintain compliance, we monitor and review the movement of our vessels on a daily basis.

We endeavor to provide that all or most of our future charters include provisions and trade exclusion clauses prohibiting the vessels from calling on ports where there is an existing U.S. embargo. Furthermore, as of the date hereof, neither the Company nor its subsidiaries have entered into or have any plans to enter into, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, Syria, North Korea, Cuba,  or any entities controlled by the governments of these countries.

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

Sulfur regulations to reduce air pollution from ships have required retrofitting of vessels and may cause us to incur significant costs.

Effective January 1, 2020, IMO regulations require vessels comply with a new global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available at a higher cost; (ii) installing “scrubbers” for cleaning of the exhaust gas; or (iii) retrofitting vessels to be powered by liquefied natural gas (LNG), which may not be a viable option due to the lack of supply network and high costs involved in this process. We have installed scrubbers on 50% of our current fleet in cooperation with first-class time charterers who currently employ the vessels on time charters. As part of these agreements, the charterers covered the installation costs. Furthermore, we have made necessary preparations for the remaining 50% of our fleet to burn low sulfur fuel (0.5% or 0.1%). All engineering officers, engineering crew and deck officers employed on our vessels beginning January 1, 2020 are required to undergo training and complete a certain e-module regarding the use of low sulfur fuels. We have further developed ship specific implementation plans for safeguarding the smooth transition with the usage of compliant fuels for such vessels that will not be equipped with scrubbers. Costs of ongoing compliance may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See Item 4. “Information on the Company—B. Business Overview— Environmental and Other Regulations—The International Maritime Organization”.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes.  These requirements include, but are not limited to, EU regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, including its amendments of 1977 and 1990, or the CAA, the U.S. Clean Water Act, or the CWA, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and regulations of the IMO, including, but not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of emission control areas, or ECAs, thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966, as from time to time amended and generally referred to as the LL Convention, the International Convention on Civil Liability for Bunker Oil Pollution Damage, generally referred to as the Bunker Convention, the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, generally referred to as the ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, generally referred to as the BWM Convention, and the International Ship and Port Facility Security Code, or ISPS.

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

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. Vessels are required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMSs installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. The USCG has approved a number of BWMS.  Currently three of our vessels comply with the updated guidelines and we have made arrangements for the installation of ballast water treatment systems in another five of our vessels, prior to the respective compliance deadlines. The costs of compliance may be substantial and affect our profitability.

Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. VIDA requires the EPA to develop performance standards for incidental discharges, and requires the Coast Guard to develop regulations within two years of the EPA’s promulgation of standards. Under VIDA, all provisions of the Vessel General Permit remain in force and effect as currently written until the Coast Guard regulations are published.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Strait of Malacca, Arabian Sea, Red Sea, Gulf of Aden off the coast of Somalia, Indian Ocean and Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, in the Gulf of Guinea and the Strait of Malacca, with dry bulk vessels particularly vulnerable to such attacks. If piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or if our vessels are deployed in Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to employ onboard security armed guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charterparty, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels could have a material adverse impact on our business, financial condition and results of operations.

The operation of dry bulk vessels has particular operational risks.

The operation of dry bulk vessels has certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during discharging operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during discharging procedures may affect a vessel’s seaworthiness while at sea. Hull fractures in dry bulk vessels may lead to the flooding of the vessels’ holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, and results of operations.

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

A vessel must undergo annual, intermediate and special surveys. The vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. At the beginning, in between and in the end of this cycle, every vessel is required to undergo inspection of her underwater parts that usually includes dry-docking. These surveys and dry-dockings can be costly and can result in delays in returning a vessel to operation.

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

We employ a large number of seafarers. All the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will be renewed as necessary or will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

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

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurances include hull and machinery insurance, war risks insurance, demurrage and defense insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We do not expect to maintain for our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks or our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. If our insurances are not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations. We may also be retrospectively subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us.

Risks Relating to Our Company

We have depended on an entity affiliated with our principal shareholder for financing.

We have relied on Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is our principal shareholder, or Sponsor, for funding for vessel acquisitions and general corporate purposes during 2015 through 2019. This has included convertible notes and loan facilities, as further described under “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements”. We cannot assure you that in the future we will be able to rely on Jelco for financing on similar terms or at all. Any inability to secure financing in the future from Jelco could negatively affect our liquidity position and ability to fund our ongoing operations.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2019, we had $209.9 million of outstanding debt, excluding unamortized financing fees and the convertible notes issued to Jelco. Moreover, we anticipate that we will incur significant future indebtedness in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying further vessels or securing such debt financing. Significant levels of debt could have important consequences to us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may be unavailable on favorable terms, or at all;

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

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control, as well as the interest rates applicable to our outstanding indebtedness. If our operating income is not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future. For more information regarding our current loan arrangements, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements”.

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

As a result of these restrictions, we may need to seek permission from our lenders and other financing counterparties in order to engage in some corporate actions. Our lenders’ and other financing counterparties’ interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interests, which may adversely impact our revenues, results of operations and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenants and any security coverage requirements, could lead to defaults under our financing arrangements. Likewise, a decrease in vessel values or adverse market conditions could cause us to breach our financial covenants or security requirements (the market values of dry bulk vessels have generally experienced high volatility). In the event of a default that we cannot remedy, our lenders and other financing counterparties could then accelerate their indebtedness and foreclose on the respective vessels in our fleet. The loss of any of our vessels could have a material adverse effect on our business, results of operations and financial condition.

In the recent past, we obtained waivers and deferrals of most major financial covenants under our loan facilities with our lenders until the second quarter of 2019.  Between March and August 2019, we entered into supplemental agreements with certain of our lenders to amend the applicable thresholds of certain financial covenants of our credit facilities until the later of maturity or June 2020. Furthermore, in February 2020, we received approval from the credit committee of one of our lenders to, inter alia, extend the maturities of two of our credit facilities and cancel certain of our corporate covenants under these facilities. This approval is subject to completion of definitive documentation. However, there can be no assurance that we will obtain similar waivers and deferrals from our lenders in the future, if needed, as we have obtained in the past. As of the date of this annual report, we comply with all applicable financial covenants under our existing loan facilities, except for the security cover ratio covenant under the HCOB Loan Facility. Such covenant breach can be rectified by paying the lender an amount equal to the difference of the value secured and the security requirement or by providing additional security.  For more information regarding our current loan facilities, see please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements”.

Because of the presence of cross-default provisions in our loan agreements, a default by us under a loan and the refusal of any one lender to grant or extend a waiver could result in the acceleration of our indebtedness under our other loans. A cross-default provision means that if we default on one loan, we would then default on our other loans containing a cross-default provision.

Our independent auditors have expressed doubt about our ability to continue as a going concern. The existence of such report may adversely affect our stock price, our business relationships and our ability to raise capital. There is no assurance that we will not receive a similar report for the year ended December 31, 2020.

Our financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might be necessary if we are unable to continue as a going concern. Accordingly, the financial statements did not include any adjustments that might result in the event we are unable to continue as a going concern. However, there are material uncertainties related to events or conditions which raise substantial doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our independent registered public accounting firm, Ernst & Young (Hellas) Certified Auditors Accountants S.A., or EY, has issued their opinion with an explanatory paragraph in connection with our audited financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern.

Based on our cash flow projections, cash on hand and cash provided by operating activities might not be sufficient to cover the liquidity needs that become due in the twelve-month period ending December 31, 2020, primarily scheduled interest payments, installments and balloon payments on certain of our debt facilities and other financing arrangements. We plan to settle the loan interest and scheduled loan repayments with cash on hand and cash expected to be generated from operations. Concerning the final balloon payments, we are exploring, on an ongoing basis, several alternatives, including refinancing the existing facilities and extending the respective maturities, issuing additional debt or equity securities, entering into restructuring transactions or a combination of the foregoing. These alternatives are supported by the fair market valuation of the vessels, as assessed by third party valuators, which cover sufficiently the underlying loans. In addition, we could consider the sale of some of the collateral vessels to free-up liquidity and support the refinancing of the remaining units by reducing the overall indebtedness. In the event that none of the above materialize, we could consider the sale of all the underlying collaterals (i.e., four vessels) and repay in full the loans under consideration. In this case we would continue to operate with a reduced fleet which would have no impact on our financial standing. In February 2020, we received approval from the credit committee of one of our lenders to, inter alia, extend the maturities of two of our credit facilities and cancel certain of our corporate covenants applying on these facilities. This approval is subject to completion of definitive documentation.

However, we cannot provide any assurance that we will in fact generate sufficient revenue and operating cash flow or otherwise cover our liquidity needs that become due in the twelve-month period ending December 31, 2020. Accordingly, there can be no assurance that our independent registered public accounting firm’s report on our future financial statements for any future period will not include a similar explanatory paragraph. Our independent registered public accounting firm’s expression of such doubt or our inability to overcome the factors leading to such doubt could have a material adverse effect on our stock price, our business relationships and ability to raise capital and therefore could have a material adverse effect on our business and financial prospects.

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

As the vessels in our fleet or other secondhand vessels we may acquire age, they may become less fuel efficient and costlier to maintain and will not be as advanced as recently constructed vessels due to improvements in design, technology and engineering, including improvements required to comply with government regulations. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers.

In addition, charterers actively discriminate against hiring older vessels. Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton, has become a major vetting service in the dry bulk shipping industry, which ranks the suitability of vessels based on a scale of one to five stars. There are carriers that may not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, a potentially deteriorated star rating for our vessels may affect their commercial operation and profitability and vessels in our fleet with lower ratings may experience challenges in securing charters. Effective as of January 1, 2018, Rightship’s age trigger for a dry cargo inspection for vessels over 8,000 dwt changed from 18 years to 14 years, after which an annual acceptable Rightship inspection will be required. Rightship may downgrade any vessel over 18 years of age that has not completed a satisfactory inspection by Rightship, in the same manner as any other vessel over 14 years of age, to two stars, which significantly decreases its chances of entering into a charter. Therefore, one of our dry bulk carriers is 19 years of age, we may not be able to operate this vessel profitably during the remainder of its useful life. All of the vessels in our fleet have five-star risk ratings from Rightship.

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

We may enter into newbuilding contracts in connection with our vessel acquisition strategy. Newbuilding construction projects are subject to risks of delay inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. A shipyard’s failure to deliver a vessel on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results.

We may acquire additional vessels, and if those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

We may acquire further vessels in the future. The delivery of these vessels could be delayed, or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. A delay in the delivery of any vessels to us, the failure of the contract counterparty to deliver a vessel at all, or us not taking delivery of a vessel could cause us to breach our obligations under a related time charter or could otherwise adversely affect our financial condition and results of operations. In addition, the delivery of any vessel with substantial defects could have similar consequences.

If volatility in the London InterBank Offered Rate, or LIBOR, occurs, or if LIBOR is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow.

LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if such volatility were to occur in future, or if LIBOR is replaced as the reference rate under our debt obligations, it could affect the amount of interest payable on our debt which, in turn, could have an adverse effect on our profitability, earnings and cash flow.

On July 27, 2017, the UK Financial Conduct Authority announced that it would phase-out LIBOR by the end of 2021. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the basis for the interest calculation with their cost-of-funds rate. Certain of our existing financing arrangements, provide for the use of replacement rates if LIBOR is discontinued. We are in the process of evaluating the impact of LIBOR discontinuation on us. While we cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks, the interest payable on our debt could be subject to volatility and our lending costs could increase, which would have an adverse effect on our profitability, earnings and cash flow.

The failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

The ability and willingness of each of our counterparties to perform its obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the dry bulk shipping industry and the industries in which our counterparties operate and the overall financial condition of the counterparties. From time to time, those counterparties may account for a significant amount of our chartering activity and revenues. In addition, in challenging market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charter agreements, and so our customers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could suffer significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We generate all of our revenues and incur the majority of our operating expenses in U.S. dollars, but we currently incur many of our general and administration expenses in currencies other than the U.S. dollar, primarily the euro. Because such portion of our expenses is incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the euro, which could affect the amount of net income that we report in future periods. We may use financial derivatives to operationally hedge some of our currency exposure. Our use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

We maintain cash with a limited number of financial institutions including financial institutions that may be located in Greece, which will subject us to credit risk.

We maintain all of our cash with a limited number of financial institutions, including institutions that are located in Greece. These financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Economic conditions in Greece have been, and continue to be, uncertain as a result of recent sovereign weakness. Although Moody’s Investor Services Inc. upgraded the bank financial strength ratings, as well as the deposit and debt ratings, of several Greek banks in July 2019 to reflect improving prospects, the stand-alone financial strength of the banks and the anticipated additional pressures stemming from the legacy of the country’s multi-year debt crisis continue to create challenging economic prospects.

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

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of dry bulk cargoes by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.

Due to our limited fleet diversification, adverse developments in the maritime dry bulk shipping industry would adversely affect our business, financial condition, and operating results.

We depend primarily on the transportation of dry bulk commodities. Our relative lack of diversification could make us vulnerable to adverse developments in the maritime dry bulk shipping industry, which would have a significantly greater impact on our business, financial condition and operating results than it would if we maintained more diverse assets or lines of business.

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

Pursuant to our management agreements, V.Ships provides us with technical, general administrative and support services (including vessel maintenance, crewing, purchasing, shipyard supervision, assistance with regulatory compliance, accounting related to vessels and provisions).   Fidelity provides us with commercial management services for our vessels and Seanergy Management Corp., or Seanergy Management, our wholly owned subsidiary, provides us with certain other management services. Our operational success depends significantly upon V.Ships’, Fidelity’s and Seanergy Management’s satisfactory performance of these services. Our business would be harmed if V.Ships, Fidelity or Seanergy Management failed to perform these services satisfactorily. In addition, if our management agreements with any of V.Ships, Fidelity or Seanergy Management were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our existing management agreements.

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

Pursuant to our technical management agreements with V.Ships, we paid a monthly fee of $8,240 per vessel in 2019 and we have been paying a monthly fee of about $8,488 per vessel starting January 1, 2020 in exchange for V.Ships’ provision of technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, for which we reimburse the technical manager. The management fees are payable whether or not our vessels are employed and regardless of our profitability, and we have no ability to require our technical managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

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

A foreign corporation will be treated as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to our 2019 taxable year, and we do not expect to become a PFIC in any future taxable year. In this regard, we intend to treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute “passive income”, and the assets that we own and operate in connection with the production of that income should not constitute passive assets. There is substantial legal authority supporting this position including case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the shares of our common stock. Similar consequences would apply to holders of our warrants. See “Item 10.E. Tax Considerations – U.S. Federal Income Tax Consequences – U.S. Federal Income Taxation of U.S. Holders - Passive Foreign Investment Company Rules” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, “U.S. source gross shipping income” may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We did not qualify for exemption from the 4% tax under Section 883 for our 2019 taxable year as we did not satisfy one of the ownership tests described in “Item 10.E. Tax Considerations – United States Federal Income Tax Consequences – Exemption of Operating Income from United States Federal Income Taxation” for such taxable year. The ownership tests require us, inter alia, to establish or substantiate sufficient ownership of our common shares by one or more “qualified” shareholders.  For our 2019 taxable year, we had U.S. source gross shipping income, on which we were subject to a U.S federal tax of $147,548. Some of our charterparties contain clauses that permit us to seek reimbursement from charterers of any U.S. tax paid. We have sought reimbursement and have secured payment from all of our charterers for the 2019 taxable year.

Due to the factual nature of the issues involved, and given that we are currently not eligible for the exemption from tax under Section 883 of the Code, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2020 or subsequent taxable year. If we or our subsidiaries continue not to be entitled to exemption under Section 883, we or our subsidiaries will continue to be subject to the 4% U.S. federal income tax on 50% of any shipping income such companies derive that is attributable to the transport of cargoes to or from the United States. This tax is a cost, which, if unreimbursed, has a negative effect on our business and results in decreased earnings available for distribution to our shareholders.

We may be subject to tax in the jurisdictions in which we or our vessel-owning subsidiaries are incorporated or operate.

In addition to the tax consequences discussed herein, we may be subject to tax in one or more other jurisdictions where we or our vessel-owning subsidiaries are incorporated or conduct activities. We are subject to a corporate flat tax for our subsidiaries in Malta for the period from January 1, 2019 to December 31, 2019 and could be subject to additional taxation in the future in Malta or other jurisdictions where our subsidiaries are incorporated or do business. The amount of any such tax imposed upon our operations or on our subsidiaries’ operations may be material and could have an adverse effect on our earnings.

We are a “foreign private issuer”, which could make our common stock less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common stock by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies. These factors could make our common stock less attractive to some investors or otherwise harm our stock price.

The Public Company Accounting Oversight Board inspection of our independent accounting firm, could lead to adverse findings in our auditors’ reports and challenges to the accuracy of our published audited consolidated financial statements.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB was prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our stockholders were deprived of the possible benefits of such inspections. Since 2015, Greece agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors’ quality control procedures, question the validity of the auditor’s reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.

We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

Some of our vessels may be chartered to Chinese customers and from time to time on our charterers’ instructions, our vessels may call on Chinese ports.  Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees.  Applicable laws and regulations in China may not be well publicized and may not be known to us or our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent.  Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities, could affect our vessels if chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial conditions and results of operations.

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

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject the vessels to forfeiture to the government of such jurisdiction. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any member of our crew, we may face reputational damage and governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows and financial condition, as well as our ability to maintain cash flows, including cash available for distributions to pay dividends to our unitholders. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject result in forfeiture of the vessel to forfeiture to the government of such jurisdiction.

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

Additionally, there is no guarantee of a continuing public market to resell our common shares. Our common shares now trade on the Nasdaq Capital Market. We cannot assure you that an active and liquid public market for our common shares will continue. On July 15, 2019, we received written notification from the NASDAQ Stock Market, indicating that because the closing bid price of our common stock for 30 consecutive business days, from May 31, 2019 to July 12, 2019, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until January 13, 2020. On January 14, 2020, we received written notification from the NASDAQ Stock Market, indicating that we were granted an additional 180-day grace period, until July 13, 2020, to cure our non-compliance with Nasdaq Listing Rule 5550(a)(2). We can cure this deficiency if the closing bid price of our common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. A reverse stock split will be considered by our board of directors if deemed necessary in order to regain compliance prior to the expiration of the grace period. During this time, our common stock will continue to be listed and trade on the Nasdaq Capital Market.

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

Both of our loan facilities with Alpha Bank A.E. place restrictions on our ability to distribute dividends to our shareholders, specifically that the amount of the dividends so declared shall not exceed 50% of our net income except in case that cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period. However, in February 2020, we received approval from the credit committee of Alpha Bank A.E. to, inter alia, remove these restrictions. This approval is subject to completion of definitive documentation. Further, Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend, and dividends may be declared and paid out of our operating surplus. Dividends may also be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. We may be unable to pay dividends in any anticipated amount or at all.

Anti-takeover provisions in our restated articles of incorporation and second amended and restated bylaws could make it difficult for shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our restated articles of incorporation and second amended and restated bylaws could make it difficult for shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

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

Our restated articles of incorporation currently authorize our board of directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without shareholders’ approval. If our board of directors determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and our shareholders’ ability to realize any potential change of control premium.

Jelco and Comet Shipholding Inc. are able to exercise considerable control over the outcome of all matters requiring a shareholder vote, and their interests could conflict with the interests of our other shareholders.

Jelco and Comet Shipholding Inc., or Comet, both companies affiliated with our Sponsor, currently collectively own approximately 7,934,388, or approximately 27%, of our outstanding common shares.  Jelco may also acquire up to 2,867,776 additional common shares upon conversion of the convertible notes issued to it by the Company, in which case our Sponsor would own approximately 33.5% of our outstanding common shares, based on the number of common shares outstanding as of March 4, 2020.  Jelco also owns Class B warrants exercisable for an aggregate of 1,823,529 common shares at an exercise price of $1.00 per share. As a result, Jelco and Comet are able to exercise considerable control over the outcome of all matters requiring a shareholder vote. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders or deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of our business, and it is possible that the interests of our Sponsor may in some cases conflict with our interests and the interests of our other holders of shares. For example, conflicts of interest may arise between us, on one hand, and our Sponsor or affiliated entities, on the other hand, which may result in the transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares. In addition, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with such concentrated shareholding.

We may issue additional common shares or other equity securities without shareholder approval, which would dilute our existing shareholders’ ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future without shareholder approval in connection with, among other things, future vessel acquisitions, the repayment of outstanding indebtedness, and the conversion of convertible financial instruments.

Our issuance of additional common shares or other equity securities of equal or senior rank in these situations would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us would decrease;

•	the proportionate amount of cash available for dividends payable on our common shares could decrease;

•	the relative voting strength of each previously outstanding common share could be diminished; and

•	the market price of our common shares could decline.

In addition, we may issue additional common shares upon any conversion of our outstanding convertible notes issued to Jelco or upon exercise of our outstanding Class A warrants, Class B warrants or the Representative’s Warrant issued to Maxim Group LLC, or Maxim, in connection with our public offering in May 2019.

As of March 4, 2020, Jelco had the right to acquire 281,481 common shares upon exercise of a conversion option pursuant to the convertible note dated March 12, 2015, as amended, issued by the Company to Jelco, 1,567,777 common shares upon exercise of a conversion option pursuant to the revolving convertible note dated September 7, 2015, as amended, issued by the Company to Jelco, 1,018,518 common shares upon exercise of a conversion option pursuant to the convertible note dated September 27, 2017, as amended, issued by the Company to Jelco. Under each of the convertible notes, Jelco may, at its option, convert the principal amount under the note at any time into common shares at a conversion price of $13.50 per share. As of March 4, 2020, Jelco had also the right to acquire 1,823,529 common shares upon exercise of the Class B warrants issued by the Company to Jelco in May 2019. Each Class B Warrant is exercisable for one common share at an adjusted exercise price of $1.00 per share and expires in May 2022. Our issuance of additional common shares in such instance and assuming no exercises from other warrant holders, would cause the proportionate ownership interest in us of our existing shareholders, other than Jelco, to decrease; the relative voting strength of each previously outstanding common share held by our existing shareholders, other than the converting noteholder, to decrease; and the market price of our common shares could decline.

As of March 4, 2020, we had 11,500,000 Class A warrants outstanding to purchase an aggregate of 766,666 common shares, 4,830,000 Class B Warrants outstanding to purchase an aggregate of 4,830,000 common shares and one Representative’s Warrant outstanding to purchase an aggregate of 210,000 common shares. Each Class A warrant is exercisable for one common share at an exercise price of $30.00 per share and expires in December 2021.  Each Class B Warrant is exercisable for one common share at an adjusted exercise price of $1.00 per share and expires in May 2022. The Representative’s Warrant has an adjusted exercise price equal $1.00 and expire in May 2022.  Our issuance of additional common shares upon the exercise of the Class A warrants, Class B warrants or the Representative’s Warrant would cause the proportionate ownership interest in us of our existing shareholders, other than the exercising warrant holders, to decrease; the relative voting strength of each previously outstanding common share held by our existing shareholders to decrease; and the market price of our common shares could decline.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.

Our corporate affairs are governed by our Restated Articles of Incorporation, our Second Amended and Restated Bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

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

As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands and other offshore jurisdictions such as Liberia, Bermuda and the British Virgin Islands, our operations may be subject to economic substance requirements.

In December 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union, or the COCG, the Council of the European Union, or the Council, approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes, the 2017 Conclusions. In March 2019, the Council adopted a revised list of non-cooperative jurisdictions, the 2019 Conclusions. In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the E.U. on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council in October 2019 that the Marshall Islands had been removed from the list of non-cooperative tax jurisdictions. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. Several of our subsidiaries are organized in the Republic of the Marshall Islands, Liberia, Bermuda and the British Virgin Islands. The Marshall Islands have enacted economic substance regulations with which we are obligated to comply. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands. Bermuda and the British Virgin Islands have enacted similar legislation.

If we fail to comply with our obligations under such legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.

We do not know (i) if the E.U. will add the Marshall Islands, Liberia, Bermuda or the British Virgin Islands to the list of non-cooperative jurisdictions, (ii) how quickly the E.U. would react to any changes in legislation of the relevant jurisdictions, or (iii) how E.U. banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities. We currently own a modern fleet of ten Capesize bulk carriers with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of 11 years. We are the only pure-play Capesize shipowner publicly listed in the U.S.

We believe we have established a reputation in the international dry bulk shipping industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets, and who have strong ties to a number of international charterers.

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

On March 7, 2017, we entered into a settlement agreement with Natixis related to our 2015 secured term loan facility with Natixis.  Under the terms of the settlement agreement, we were granted an option, until September 29, 2017, to satisfy the full amount of the facility at a discount by making a prepayment of $28 million. On September 29, 2017, Natixis, entered into a deed of release and fully discharged the $35.4 million balance of our secured term loan facility obligations to the lender for a total settlement amount of $24.0 million. The first priority mortgage over the Championship and all other securities created in favour of Natixis were irrevocably and unconditionally released pursuant to the deed of release. We recognized a gain from the Natixis refinancing of $11.4 million.

On March 28, 2017, we entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Partnership, for a gross purchase price of $32.7 million. We took delivery of the Partnership on May 31, 2017. The acquisition costs of the Partnership were funded with proceeds from a $18 million secured loan facility with Amsterdam Trade Bank N.V., or ATB, as described below and a $16.2 million secured loan facility with Jelco, referred to as the Second Jelco Loan Facility.

On May 24, 2017, we entered into an up to $18 million term loan facility with ATB, the ATB Loan Facility, to partially finance the acquisition of the Partnership.

On May 24, 2017, we entered into an up to $16.2 million loan facility with Jelco to partially finance the acquisition of the Partnership.

On September 25, 2017, in order to partially fund the refinancing of our Natixis facility, we amended and restated the ATB Loan Facility, increasing the loan amount of the ATB Loan Facility by an additional tranche of $16.5 million, the Amended and Restated ATB Loan Facility.

On September 27, 2017, we entered into an amendment and restatement of the $16.2 million Second Jelco Loan Facility, as described below.

On April 10, 2018, we entered into a $2 million loan facility with Jelco for working capital purposes, also described below as the Third Jelco Loan Facility. We drew down the $2 million on April 12, 2018.

On June 11, 2018, we entered into a $24.5 million term loan facility with Blue Ocean maritime lending funds managed by EnTrustPermal in order to partially fund the refinancing of a $32 million loan facility with Northern Shipping Funds, or NSF, the NSF Loan Facility. On June 13, 2018, NSF, entered into a deed of release and fully discharged the $16 million balance of the NSF Loan Facility. The first priority mortgage over the Lordship and all other securities granted in favour of NSF were irrevocably and unconditionally released pursuant to the deed of release.

On June 28, 2018, we entered into a sale and leaseback agreement with Hanchen Limited, or Hanchen, an affiliate of AVIC International Leasing Co., Ltd., for the purpose of refinancing the outstanding indebtedness under the NSF Loan Facility. On June 28, 2018, NSF, entered into a deed of release and fully discharged the $16 million balance of the NSF Loan Facility. The first priority mortgage over the Knightship and all other securities granted in favour of NSF were irrevocably and unconditionally released pursuant to the deed of release. Under the terms of the sale and leaseback agreement, the Knightship was sold for $26.5 million and leased back on a bareboat basis for a period of 8 years.

On August 31, 2018 we entered into an agreement with an unaffiliated third party to acquire a secondhand Capesize vessel, the Fellowship, for a gross purchase price of $28.7 million. We took delivery of the Fellowship on November 22, 2018. The acquisition costs of the Fellowship were funded with proceeds from an amended and restated term loan facility with UniCredit, the Amended and Restated UniCredit Loan Facility, described below, and by cash on hand.

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

On November 7, 2018, we entered into a sale and leaseback agreement with Cargill International SA, or Cargill, for the purpose of refinancing the outstanding indebtedness under the Amended and Restated ATB Loan Facility. Pursuant to the terms of the agreement, the Championship was sold and chartered back on a bareboat basis and subsequently was entered into a five-year time charter with Cargill. The refinancing released approximately $7.8 million of liquidity for the Company that was used to partially finance the acquisition price of the Fellowship. As part of this agreement 120,000 common shares were issued to Cargill.

On February 13, 2019, we entered into a new loan facility with ATB in order to refinance the existing indebtedness over the Partnership under the Amended and Restated ATB Loan Facility, for general working capital purposes and more specifically, for the financing of installation of open loop scrubber systems on the Squireship and Premiership.

Effective at the opening of trading on March 20, 2019, we effected a one-for-fifteen reverse split of our common stock.

On March 26, 2019, we entered into a $7.0 million loan facility with Jelco, or the Fourth Jelco Loan Facility, the proceeds of which were utilized to (i) refinance the Third Jelco Loan Facility and (ii) for general corporate purposes. We drew down the entire $7.0 million on March 27, 2019.

On May 13, 2019, we sold 4,200,000 units at a price of $3.40 per unit in a public offering. Each unit consisted of one common share (or one pre-funded warrant in lieu of one common share in the unit), one Class B warrant to purchase one common share and one Class C warrant to purchase one common share. In addition, we issued one Representative Warrant to the underwriters to purchase 210,000 common shares. In connection with the offering, the underwriters exercised their overallotment option with regard to 630,000 Class B warrants and 630,000 Class C warrants. The gross proceeds of the offering, before underwriting discounts and commissions and estimated offering expenses, were approximately $14.3 million. The net proceeds from the sale of common shares and warrants, after deducting underwriters’ fees and expenses, were approximately $12.6 million. As of the date of this report, no pre-funded warrants, no Class C warrants and 4,830,000 Class B warrants are outstanding. Of the 4,830,000 Class C warrants issued on May 13, 2019, 4,770,500 were exercised and the remaining 59,500 Class C warrants expired pursuant to their terms on November 13, 2019.  All the 1,435,000 pre-funded warrants issued on May 13, 2019 were exercised from May until June 2019. Effective December 13, 2019, each Class B warrant is exercisable to purchase one common share at an exercise price of $1.00 and expires three years from the date of issuance. The Representative Warrant is exercisable to purchase 210,000 common shares at an adjusted exercise price of $1.00 per share and expires three years from the date of issuance.

Concurrently with the public offering on May 13, 2019, we sold 1,823,529 units in a private placement to Jelco in exchange for, inter alia, the forgiveness of certain payment obligations of ours, including all interest payments accrued and due through December 31, 2019, pursuant to a Securities Purchase Agreement entered into with Jelco on May 9, 2019, or the Purchase Agreement.  In connection with the private placement, 1,823,529 common shares were issued to Jelco on May 13, 2019 and pursuant to the alternate cashless exercise of Jelco’s Class C warrants further 4,996,469 common shares were issued to Jelco on June 17, 2019. As of the date of this report, the 1,823,529 Class B Warrants issued to Jelco remain outstanding. All Class C Warrants issued to Jelco were exercised on June 14, 2019.

Between March and August 2019, we entered into supplemental agreements with certain of our lenders to, inter alia, (i) amend the applicable thresholds of certain financial covenants of our credit facilities until the later of maturity or June 30, 2020 and (ii) defer a total of $3.3 million of debt installments, that were originally scheduled for 2019, to dates falling in 2020 and 2021.

On July 15, 2019, we received written notification from the NASDAQ Stock Market, indicating that because the closing bid price of our common stock for 30 consecutive business days, from May 31, 2019 to July 12, 2019, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until January 13, 2020. On January 14, 2020, we received written notification from the NASDAQ Stock Market, indicating that we were granted an additional 180-day grace period, until July 13, 2020, to cure our non-compliance with Nasdaq Listing Rule 5550(a)(2). We can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. During this time, our common stock will continue to be listed and trade on the Nasdaq Capital Market.

During our 2019 annual general meeting, our shareholders approved a reverse stock split of our issued and outstanding common stock at a ratio of not less than 1‑for‑2 and not more than 1‑for‑20, and granted our board of directors the authority to determine whether to implement any reverse stock split and, if so, to select an exchange ratio within the approved range. A reverse stock split will be considered by our board of directors if deemed necessary in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement.

In December 2019, we completed our program of installation of scrubbers in anticipation of the IMO’s low sulfur fuel oil requirements in effect from January 1, 2020.  We have retrofitted five Capesize vessels, or 50% of our fleet, with scrubbers. The costs of the scrubber program, amounting to approximately $21.4 million, were partly borne by the vessels’ charterers. The five vessels are under long-term time charters, which commenced in 2018 and 2019.

In February 2020, we received approval from the credit committee of one of our lenders to, inter alia, extend the maturities of two of our credit facilities and cancel certain of our corporate covenants applying on these facilities.  This approval is subject to completion of definitive documentation.

B.	Business Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities.  We currently operate ten Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average age of 11 years. We are the only pure-play Capesize shipping company listed in the U.S.

We believe we have established a reputation in the international dry bulk shipping industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets, and who have strong ties to a number of international charterers.

Our Current Fleet

The following table lists the vessels in our fleet as of the date of this annual report:

Vessel Name	Year Built	Dwt	Flag	Yard	Type of Employment
Fellowship	2010	179,701	MI	Daewoo	Spot
Championship(1)	2011	179,238	MI	Sungdong	T/C Index Linked(2)
Partnership	2012	179,213	MI	Hyundai	T/C Index Linked(3)
Knightship(4)	2010	178,978	LIB	Hyundai	Spot
Lordship	2010	178,838	LIB	Hyundai	T/C Index Linked(5)
Gloriuship(6)	2004	171,314	MI	Hyundai	T/C Index Linked
Leadership	2001	171,199	BA	Koyo-Imabari	Spot
Geniuship	2010	170,058	MI	Sungdong	Spot
Premiership	2010	170,024	IoM	Sungdong	T/C Index Linked(7)
Squireship	2010	170,018	LIB	Sungdong	T/C Index Linked(8)

(1)
In November 2018, we entered into a financing arrangement with Cargill according to which this vessel was sold and leased back on a bareboat basis from Cargill for a five-year-period. We have a purchase obligation at the end of the five-year period and we further have the option to repurchase the vessel at any time during the bareboat charter.

(2)
This vessel is being chartered by Cargill. The vessel was delivered to the charterer on November 7, 2018 for a period of employment of 60 months, with an additional period of 24 to 27 months at the charterer’s option. The net daily charter hire is calculated at an index linked rate based on the five T/C routes of the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and 12 months priced at the then prevailing Capesize Forward Freight Agreement rate, or FFA, for the selected period.

(3)
This vessel is being chartered by a major European utility and energy company and was delivered to the charterer on September 11, 2019, for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The net daily charter hire is calculated at an index linked rate based on the five T/C routes rate of the BCI. In addition, the time charter provides us an option for any period of time during the hire to be converted into a fixed rate time charter, between three months and 12 months, with a rate corresponding to the prevailing value of the respective Capesize FFA.

(4)
In June 2018, we entered into a financing arrangement with AVIC International Leasing Co., Ltd., or AVIC, according to which this vessel was sold and leased back on a bareboat basis from AVIC’s affiliate, Hanchen, for an eight-year period. We have a purchase obligation at the end of the eight-year period and we further have the option to repurchase the vessel at any time following the second anniversary of delivery under the bareboat charter.

(5)
This vessel is being chartered by a major European utility and energy company and was delivered to the charterer on August 4, 2019, for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The net daily charter hire is calculated at an index linked rate based on the five T/C routes rate of the BCI. In addition, the time charter provides us an option for any period of time during the hire to be converted into a fixed rate time charter, between three months and 12 months, with a rate corresponding to the prevailing value of the respective Capesize FFA.

(6)
This vessel is being chartered by a dry bulk charter operator and was delivered to the charterer on December 19, 2019, for a period of minimum four to maximum seven months. The net daily charter hire is calculated at an index linked rate based on the five T/C routes of the BCI.

(7)
This vessel is being chartered by a major commodity trading company and was delivered to the charterer on November 29, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of about 11 to maximum 13 months. The net daily charter hire is calculated at an index linked rate based on the five T/C routes rate of the BCI.

(8)
This vessel is being chartered by a major commodity trading company and was delivered to the charterer on December 19, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of about 11 to maximum 13 months. The net daily charter hire is calculated at an index linked rate based on the five T/C routes rate of the BCI.

Key to Flags:
BA – Bahamas, IoM – Isle of Man, LIB – Liberia, MI – Marshall Islands.

Our Business Strategy

We currently operate ten Capesize vessels. We intend to continue to review the market in order to identify potential acquisition targets which will be accretive to our earnings per share. Our acquisition strategy focuses on newbuilding or secondhand Capesize dry bulk vessels, although we may acquire vessels in other sectors which we believe offer attractive investment opportunities.

Management of Our Fleet

We manage our vessel’s operations, insurances and bunkering and have the general supervision of our third-party technical and commercial managers.

V.Ships, an independent third party, provides technical management for our vessels that includes general administrative and support services, such as crewing and other technical management, accounting related to vessels and provisions. Pursuant to our technical management agreements with V.Ships, we paid a monthly fee of $8,240 per vessel in 2019, and we are paying a monthly fee of about $8,488 per vessel as of January 1, 2020 in exchange for V.Ships providing these technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, which are reimbursed by us to V.Ships. The technical management agreements are for an indefinite period until terminated by either party, giving the other notice in writing, in which event the applicable agreement shall terminate after one month from the date upon which such notice is received.

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

Employment of Our Fleet

As of the date of this report, four of our vessels are chartered on the spot charter market, either through trip charter contracts or voyage charter contracts. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay specific voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable than those under time charters, but may enable us to capture increased profit margins during periods of improvements in dry bulk vessel charter rates. Downturns in the dry bulk industry would result in a reduction in profit margins and could lead to losses.

The remaining six of our vessels are employed under long-term time charters which have a charter hire calculated at an index-linked rate based on the 5-routes T/C average of the BCI. Also, under some of our time charter agreements we have the option to convert the index linked rate into a fixed rate corresponding to the prevailing value of the respective Capesize FFAs. In the future, we may opportunistically look to employ more of our vessels under time charter contracts with a fixed rate, should rates become more attractive.

Shipping Committee

We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance in order to accelerate the pace of our decision making in respect of shipping business opportunities, such as the acquisition of vessels or companies. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that our directors bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors. The shipping committee consists of three directors. In accordance with the amended and restated charter of the shipping committee, two of the directors on the shipping committee are nominated by Jelco and one of the directors on the shipping committee is nominated by a majority of our board of directors and is an independent member of the board of directors. The members of the shipping committee are Mr. Stamatios Tsantanis and Ms. Christina Anagnostara, who are Jelco’s nominees, and Mr. Elias Culucundis, who is the nominee of the board of directors.

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

As a result of these various provisions, in general, all shipping-related decisions will be made by Jelco’s appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the shipping committee.

The Dry bulk Shipping Industry

The global dry bulk vessel fleet is divided into four categories based on a vessel’s carrying capacity.  These categories are:

Capesize. Capesize vessels have a carrying capacity of exceeding 100,000 dwt.  Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.  Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

Panamax. Panamax vessels have a carrying capacity of between 60,000 and 100,000 dwt.  These vessels are designed to meet the physical restrictions of the Panama Canal locks (hence their name “Panamax” — the largest vessels able to transit the Panama Canal prior to its 2016 expansion, making them more versatile than larger vessels).  These vessels carry coal, grains, and, to a lesser extent, minerals such as bauxite/alumina and phosphate rock.

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

The supply of dry bulk vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.

The demand for dry bulk vessel capacity is determined by the underlying demand for commodities transported in dry bulk vessels, which in turn is influenced by trends in the global economy.  Demand for dry bulk vessel capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand.  In evaluating demand factors for dry bulk vessel capacity, we believe that dry bulk vessels can be the most versatile element of the global shipping fleets in terms of employment alternatives.

Charter Hire Rates

Charter hire rates fluctuate by varying degrees among dry bulk vessel size categories.  The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels.  Therefore, charter rates and vessel values of larger vessels often show greater volatility.  Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller dry bulk vessels.  Accordingly, charter rates and vessel values for those vessels are subject to less volatility.

Charter hire rates paid for dry bulk vessels are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role.  Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different dry bulk vessel categories.  However, because demand for larger dry bulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand.  We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation.  Fidelity negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions.  We compete primarily with other owners of dry bulk vessels, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers than vessels we may operate.  Ownership of dry bulk vessels is highly fragmented and is divided among publicly listed companies, state-controlled companies and independent dry bulk vessel owners.  We compete primarily with owners of dry bulk vessels in the Capesize class size.

Customers

Our customers include or have included national, regional and international companies.  Customers individually accounting for more than 10% of our revenues during the years ended December 31, 2019, 2018 and 2017 were:

Customer	2019	2018	2017
A	19%	26%	17%
B	18%	21%	-
C	15%	-	-
D	-	11%	17%
Total	52%	58%	34%

Seasonality

Coal, iron ore and grains, which are the major bulks of the dry bulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grain trades are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains transportation requires dry bulk shipping accordingly.

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

International Maritime Organization

The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, adopted the International Convention for the Safety of Life at Sea of 1974, or SOLAS Convention, and the International Convention on Load Lines of 1966, or LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, the handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

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

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there is a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%).  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Ships are required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect on March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas”, or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by shipowners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.

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

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard”, requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast Water Management systems (or BWMS), which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3).  Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMS installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Costs of compliance with these regulations may be substantial. The cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention”. The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

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

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea.  OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s, or BSEE, revised Production Safety Systems Rule, or PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE released a final Well Control Rule, which eliminated a number of provisions which could affect offshore drilling operations.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could negatively impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States”, or WOTUS, thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States”.   On October 22, 2019, the EPA and the Department of the Army published a final rule to repeal the 2015 WOTUS definition, reverting to the prior definition; the final rule became effective on December 23, 2019.

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

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 ( amended by Regulation (EU) 2016/2071 with respect to methods of calculating, inter alia, emission and consumption) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. Since January 1, 2015, vessels have been required to burn fuel with sulphur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in “SOx Emission Control Areas.” EU Directive (EU) 2016/802 establishes limits on the maximum Sulphur content of gas oils and heavy fuel oil and contains fuel-specific requirements for ships calling at EU ports.

EU Directive 2004/35/CE regarding the prevention and remedying of environmental damage addresses liability for environmental damage (including damage to water, land, protected species and habitats) on the basis of the “polluter pays” principle. Operators whose activities caused the environmental damage are liable for the damage (subject to certain exceptions). With regard to specified activities causing environmental damage, operators are strictly liable. The directive applies where damage has already occurred and where there is an imminent threat of damage. The directive requires preventative and remedial actions, and that operators report environmental damage or an imminent threat of such damage.

International Labor Organization

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On November 4, 2019, the United States began the process to withdraw from the Paris Agreement.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping, Bureau Veritas).

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

Protection and Indemnity Insurance

Protection and indemnity insurance, provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury, illness or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property such as fixed and floating objects, pollution arising from oil or other substances, salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs”.

Our coverage is limited to approximately $3.1 billion, except for oil pollution and crew liabilities which is limited to $1 billion and $3 billion, respectively.  The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for reinsuring an International Group member’s claims in excess of US$ 10 million up to, currently, approximately US$ 8 billion.  As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We believe that we have obtained all permits, licenses and certificates currently required to permit our vessels to operate as planned. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business in the future.

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

We do not own any real estate property. We maintain our principal executive offices at Glyfada, Athens, Greece. Other than our vessels, we do not have any material property. See “Item 4.B. Business Overview - Our Current Fleet” and “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources – Loan Arrangements”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements”.   This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions.  Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors”.

A.	Operating Results

Factors Affecting our Results of Operations Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities. We currently operate a modern fleet of ten Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of 11 years. We are the only pure-play Capesize shipowner publicly listed in the U.S.

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

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel’s dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

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

Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company’s vessels upon delivery.

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

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in case of voyage charters. The majority of our vessels in 2018 and 2017 operated in the spot charter market, except for the Lordship and the Partnership, while towards the end of 2018 the Championship was also time-chartered on a long-term employment. In 2019 three additional vessels were time-chartered on long-term employment arrangements, the Premiership, the Squireship and the Gloriuship.

Results of Operations

Year ended December 31, 2019 as compared to year ended December 31, 2018

(In thousands of U.S. Dollars, except for share and per share data)	Year ended December 31,		Change
	2019	2018	Amount	%
Revenues:
Vessel revenue, net	86,499	91,520	(5,021)	(5)%

Expenses:
Voyage expenses	(36,641)	(40,184)	3,543	(9)%
Vessel operating expenses	(18,980)	(20,742)	1,762	(8)%
Management fees	(989)	(1,042)	53	(5)%
General and administration expenses	(5,989)	(6,500)	511	(8)%
Depreciation and amortization	(11,860)	(11,510)	(350)	3%
Impairment loss	-	(7,267)	7,267	(100)%
Operating income	12,040	4,275	7,765	182%
Other expenses:
Interest and finance costs	(23,845)	(25,296)	1,451	(6)%
Other, net	161	(21)	182	(867)%
Total other expenses, net:	(23,684)	(25,317)	1,633	(6)%
Net loss before income taxes	(11,644)	(21,042)	9,398	(45)%
Income taxes	(54)	(16)	(38)	238%
Net loss	(11,698)	(21,058)	9,360	(44)%

Net loss per common share, basic and diluted	(0.76)	(8.40)

Weighted average number of common shares outstanding, basic and diluted	15,332,755	2,507,087

Vessel Revenue, Net – The decrease was attributable to the decrease in operating days and was partially offset by the increase in prevailing charter rates. We had 3,393 operating days in 2019, as compared to 3,902 operating days in 2018. The operating days in 2019 were affected by seven vessels which underwent drydocking during 2019, incurring 233 repair days as compared to only 13 days in drydock during 2018. The TCE rate increased by 12% in 2019 to $14,694, as compared to $13,156 in 2018 due to the improved overall earnings environment. TCE rate is a non-GAAP measure.  Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Voyage Expenses – The decrease was primarily attributable to the decrease in operating days and increased days that our vessels were chartered under time charter arrangements in 2019. We had 3,393 operating days in 2019 as compared to 3,902 operating days in 2018 and 1,633 and 1,514 days under time-charter employment in the respective years.

Vessel Operating Expenses - The decrease was primarily attributable to the decrease in ownership days as a result of the sale of two vessels towards the end of 2018 coupled with the acquisition of a vessel during the same period. We had 3,650 ownership days in 2019 as compared to 3,931 ownership days in 2018.

Management Fees - The decrease was attributable to the decrease in ownership days. We had 3,650 ownership days in 2019 as compared to 3,931 ownership days in 2018.

General and Administration Expenses – The decrease is mainly attributable to a decrease in management remuneration, legal expenses and professional fees.

Depreciation and Amortization – The increase was primarily attributable to the increased amortization of drydock expenses in 2019 as compared to 2018 which was however partly offset by a decrease in ownership days. Seven vessels performed their scheduled drydocks in 2019.

Impairment loss – The decrease was attributable to the impairment loss of $7.3 million recorded in respect with the Gladiatorship and Guardianship that were both sold in the fourth quarter of 2018.

Interest and Finance Costs - The decrease was primarily attributable to the NSF Loan Facility that was fully repaid in June 2018 and the Jelco Loans and Jelco Notes interest waived for the period of April 1, 2019 to December 31, 2019, effectively resetting the interest rate to zero for such period. The resetting of the Jelco interest rate was amortized as a deferred finance cost through the respective maturities between 2020 and 2022, thus offsetting the interest and finance cost decrease. The decrease was also partially offset by the amortization of the Wilmington Trust loan facility entered into on June 11, 2018 for the entire 2019, the amortization of the Hanchen financial liability entered into on June 28, 2018 for the entire 2019, the amortization of the Cargill sale and leaseback agreement entered into on November 7, 2018 for the entire 2019 and the amortization of the shares issued to Jelco under the Securities Purchase Agreement entered into on May 9, 2019. The weighted average interest rate on our outstanding debt and convertible notes for the years ended 2019 and 2018 was approximately 5.72% and 7.54%, respectively.

Please see Item 5.A of our Form 20-F filed with the SEC on March 25, 2019 for a discussion of the year-to-year comparison between 2018 and 2017.

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	Year Ended December 31,
Fleet Data:	2019	2018	2017

Ownership days	3,650	3,931	3,864
Available days(1)	3,417	3,918	3,851
Operating days(2)	3,393	3,902	3,837
Fleet utilization	93%	99%	99%

Average Daily Results:
TCE rate(3)	$14,694	$13,156	$10,395
Daily Vessel Operating Expenses(4)	$5,172	$5,198	$4,985

(1)
During the year ended December 31, 2019, we incurred 233 off-hire days for five scheduled dry-dockings and scrubber installation on five of our vessels. During the year ended December 31, 2018, we incurred 13 off-hire days.

(2)
During the year ended December 31, 2019, we incurred 24 off-hire days due to unforeseen circumstances. During the year ended December 31, 2018, we incurred 16 off-hires days due to other unforeseen circumstances.

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

	Year Ended December 31,
(In thousands of US Dollars, except operating days and TCE rate)	2019	2018	2017

Net revenues from vessels	$86,499	$91,520	$74,834
Voyage expenses	(36,641)	(40,184)	(34,949)
Net operating revenues	$49,858	$51,336	$39,885
Operating days	3,393	3,902	3,837
Daily time charter equivalent rate	$14,694	$13,156	$10,395

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

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	Year Ended December 31,
	2019	2018	2017

Vessel operating expenses	$18,980	$20,742	$19,598
Less: Pre-delivery expenses	(104)	(309)	(337)
Vessel operating expenses before pre-delivery expenses	18,876	20,433	19,261
Ownership days	3,650	3,931	3,864
Daily Vessel Operating Expenses	$5,172	$5,198	$4,985

Recent Accounting Pronouncements

Refer to Note 2 of the consolidated financial statements included in this annual report.

Critical Accounting Policies and Estimates

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In “Critical Accounting Policies and Estimates – Impairment of long-lived assets”, we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy. The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2019 and 2018, respectively, and (ii) which of our vessels we believe had a basic market value below their carrying value. This aggregate difference between the carrying value of our vessels and their market value of $33.8 million and $10 million, as of December 31, 2019 and 2018, respectively, represents the amount by which we believe we would have had to reduce our net income if we sold all of such vessels, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer was not under any compulsion to buy as of December 31, 2019 and 2018, respectively. For purposes of this calculation, we assumed that the vessels would be sold at a price that reflected our estimate of their charter-free market values as of December 31, 2019 and 2018, respectively.

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

Vessel	Year Built	Dwt	Carrying Value as of December 31, 2019 (in millions of U.S. dollars)		Carrying Value as of December 31, 2018 (in millions of U.S. dollars)
Fellowship	2010	179,701	27.3	*	28.6
Championship	2011	179,238	39.4	*	36.7	*
Partnership	2012	179,213	33.3	*	30.7
Knightship	2010	178,978	18.4		19.1
Lordship	2010	178,838	22.7		19.0
Gloriuship	2004	171,314	13.8	*	14.5
Leadership	2001	171,199	12.5	*	13.5	*
Geniuship	2010	170,057	23.3	*	24.4
Premiership	2010	170,024	29.5	*	26.2
Squireship	2010	170,018	33.6	*	30.5	*
TOTAL			253.8		243.2

*	Indicates dry bulk carrier vessels for which we believe, as of December 31, 2019 and 2018, respectively, the basic charter-free market value was lower than the vessel’s carrying value.

We refer you to the risk factor entitled “The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our loan agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss”.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolesce or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus unamortized dry-docking costs, may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions we consider to be indicators of a potential impairment for our vessels.  We determine undiscounted projected operating cash flows, for each vessel and compare it to the vessel’s carrying value. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than its carrying amount, we impair the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the outliers) adjusted for commissions, expected off hires due to scheduled vessels’ maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses, management fees and scheduled vessels’ maintenance.

Our assessment concluded that no impairment loss should be recorded as of December 31, 2019. The Company recognized an impairment loss of $7,267 for the year ended December 31, 2018 with respect to the two vessels Gladiatorship and Guardianship that were sold in the fourth quarter of 2018.

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the year ended December 31, 2019 also involved sensitivity analysis to the model input we believe is more important and likely to change. In particular, in terms of our estimates for the time charter equivalent for the unfixed period, we use a combination of one-year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding outliers. Although the trailing 10-year historical charter rates, excluding the outliers, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates, excluding the outliers, would not decline by more than 48% for Capesize vessels and we would not require to recognize impairment. Our analysis for the year ended December 31, 2018 also involved sensitivity analysis to the model input we believe was more important and likely to change. In particular, in terms of our estimates for the time charter equivalent for the unfixed period, we used a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the trough years 2015 and 2016, available for each type of vessel. Although the trailing 10-year historical charter rates, excluding the trough years 2015 and 2016, covered at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates, excluding the trough years 2015 and 2016, would not decline by more than 46% for Capesize vessels, we would not require to recognize impairment.

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

Revenue from Contracts with Customers

On January 1, 2018, we adopted ASU 2014-09 (ASC 606) Revenue from Contracts with Customers, issued by the FASB in May 2016 and as further amended, and elected to apply the modified retrospective method only to contracts that were not completed at January 1, 2018, the date of initial application. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods. Under the new guidance, voyage revenue is recognized from the time when the vessel arrives at the load port until completion of cargo discharge. Previously, voyage revenue was recognized from the latter of the cargo discharge of the previous voyage and the signing of the next charter or date of the new charterparty until completion of cargo discharge. This change results in revenue being recognized over a shorter voyage time period, which may cause additional volatility in revenues and earnings between reporting periods.

Accounting for Revenue and Related Expenses

We generate our revenues from chartering our vessels under time or bareboat charter agreements and voyage charter agreements.

Time and bareboat charters: Vessels are chartered when a contract exists and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are generally determined in the main body of charter parties and the relevant voyage expenses burden the charterer (i.e. port dues, canal tolls, pilotages and fuel consumption). Upon delivery of the vessel, the charterer has the right to control the use of the vessel (under agreed prudent operating practices) as it has the enforceable right to: (i) decide the delivery and redelivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter. Time and bareboat charter agreements are accounted for as operating leases, ratably on a straight line over the duration of the charter basis in accordance with ASC 842. Any variable lease payments are recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Any off-hires are recognized as incurred.

The charterer may charter the vessel with or without owner’s crew and other operating services (time and bareboat charter, respectively). In the case of time charter agreements, the agreed hire rates include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). We elected to account for the lease and non-lease component of time charter agreements as a combined component in our financial statements, having taken into account that the non-lease component would be accounted for ratably on a straight-line basis over the duration of the time charter in accordance with ASC 606 and that the lease component is considered as the predominant. In this respect, we qualitative assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements.

Apart from the agreed hire rates, the owner may be entitled to an additional income, such as ballast bonus which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. The related ballast costs incurred over the period between the charterparty date or the prior redelivery date (whichever is latest) and the delivery date to the charterer are deferred and amortized on a straight line over the duration of the charter.

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

We early adopted ASU No. 2016-02, Leases (ASC 842), as amended, retrospectively from January 1, 2018, using the modified retrospective method, and elected to apply the additional and optional transition method to existing leases at the beginning of the period of adoption of January 1, 2018. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods (ASC 840), including the disclosure requirements. Under the new guidance, we elected certain practical expedients: (i) a package of practical expedients which does not require us to reassess: (1) whether any expired or existing contracts are or contain leases; (2) lease classification for any expired or existing leases; and (3) whether initial direct costs for any expired or existing leases would qualify for capitalization under ASC 842; (ii) to account for non-lease components (primarily crew and maintenance services) of time charters as a single lease component as the timing and pattern of transfer of the non-lease components and associated lease component are the same, the lease components, if accounted for separately would be classified as an operating lease, and such non-lease components are not predominant components of the combined component. We qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements. Therefore, the Company accounts for the combined component as a lease under ASC 842.

Sale-leaseback transactions

In accordance with ASC 842, we, as seller-lessee, determine whether the transfer of an asset should be accounted for as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for us, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale as the transaction would be classified as a financing arrangement by us as we effectively retain control of the underlying asset.

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

Going Concern

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern. ASU No. 2014-15 provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and on related required footnote disclosures.  For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued.

B.	Liquidity and Capital Resources

Our principal source of funds has been our operating cash inflows, long-term borrowings from banks and our Sponsor, and equity provided by the capital markets and our Sponsor. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on our outstanding debt obligations.

Our funding and treasury activities are conducted in accordance to corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short- and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

As of December 31, 2019, we had cash and cash equivalents of $13.7 million, as compared to $6.7 million as of December 31, 2018.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2019, we had a working capital deficit of $215.4 million as compared to a working capital deficit of $19.4 million as of December 31, 2018. Our working capital was primarily affected the classification of the long-term debt and other financial liabilities as current due to a technical breach under one of our long-term debt facilities, as well as by the decrease in our cash and cash equivalents balance due to debt installment payments, cash paid for interest and an increase in year-end balances to our trade accounts payable.

As of December 31, 2019, we had total indebtedness under our credit facilities of $209.9 million, excluding unamortized financing fees, as compared to $218.0 million as of December 31, 2018.

Our commitments, as of December 31, 2019, primarily relate to debt and interest repayments of $211.5 million under our credit facilities and our credit facilities and convertible notes issued to Jelco (please see “Loan Arrangements”). Our cash flow projections indicate that cash on hand and cash to be provided by operating activities will not be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance. We plan to settle the loan interest and scheduled loan repayments with cash on hand and cash expected to be generated from operations. Concerning the final balloon payments, we are exploring, on an ongoing basis, several alternatives, including refinancing the existing facilities and extending the respective maturities, issuing additional debt or equity securities, entering into restructuring transactions or a combination of the foregoing. These alternatives are supported by the fair market valuation of the vessels, as assessed by third party valuators, which cover sufficiently the underlying loans. In addition, we could consider the sale of some of the collateral vessels to free-up liquidity and support the refinancing of the remaining units by reducing the overall indebtedness. In the event that none of the above materialize, we could consider the sale of all the underlying collaterals (i.e., four vessels) and repay in full the loans under consideration.

Cash Flows

(In thousands of US Dollars)	Year ended December 31,
	2019	2018	2017
Cash Flow Data:
Net cash provided by / (used in) operating activities	13,108	5,723	2,782
Net cash used in investing activities	(12,349)	(8,827)	(32,992)
Net cash (used in) / provided by financing activities	6,351	(491)	25,341

Year ended December 31, 2019, as compared to year ended December 31, 2018

Operating Activities:  Net cash provided by operating activities amounted to $13.1 million in 2019, consisting of net income after non-cash items of $10.1 million plus an increase in working capital of $3.0 million. Net cash provided by operating activities amounted to $5.7 million in 2018, consisting of net income after non-cash items of $4.5 million plus an increase in working capital of $1.2 million.

Investing Activities: The 2019 cash outflow resulted from the completion of installation of exhaust gas cleaning systems, or scrubbers, on five of its vessels. The 2018 cash outflow primarily resulted from the acquisition of our vessel Fellowship in November 2018 payments related to scrubbers and expenses incurred in respect to the new office space. The 2018 cash outflow was offset by the cash inflow from the sale of our vessels Gladiatorship and Guardianship in October 2018 and November 2018 respectively.

Financing Activities: The 2019 cash inflow resulted mainly from: proceeds from issuance of common stock and warrants, net of underwriters’ fees and commissions, of $13.2 million, proceeds of $4.5 million obtained from the New ATB Loan Facility, proceeds of $1.9 million obtained from Cargill financial liability, proceeds of $5 million from the Fourth Jelco Loan Facility. The 2019 cash inflow was offset by total debt repayments of $17.6 million and $0.7 million financing and stock issuance fees payments. The 2018 cash inflow resulted mainly from: proceeds of $24.5 million obtained from the Wilmington Trust Loan Facility, proceeds of $18.6 million obtained from the June 28, 2018 Hanchen financial liability, proceeds of $23.5 million obtained from the Cargill financial liability on November 7, 2018 and proceeds of $2 million from Jelco loan facility dated April 10, 2018. The 2018 cash inflow was offset by debt repayments of $68.5 million and $1.2 million loan finance fees payments.

Please see Item 5.A of our Form 20-F filed with the SEC on March 25, 2019 for a discussion of the year-to-year comparison between 2018 and 2017.

Loan Arrangements

Credit Facilities

Leader Alpha Bank Loan Facility

On March 6, 2015, we entered into a $8.75 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Leadership, referred to as the Leader Alpha Bank Loan Facility. The borrower under the facility is our applicable vessel-owning subsidiary and the facility is guaranteed by the Company. On December 23, 2015, July 28, 2016, June 29, 2018 and July 1, 2019, we and Alpha Bank entered into a first, second, third and fourth supplemental agreement, respectively, to the Leader Alpha Bank Loan Facility.

As amended to date, the Leader Alpha Bank Loan Facility bears interest at LIBOR plus a margin of 3.75% and is repayable by a final installment of $0.25 million, payable along with a final balloon payment of $5.0 million due on March 17, 2020. In February 2020, we have received approval, in the form of a commitment letter, from the credit committee of Alpha Bank to, inter alia, extend the maturity of this facility to December 31, 2022. This approval is subject to completion of definitive documentation. Following the reduction by $0.6 million of four previous repayment installments that were originally due in 2016 and which were added to the balloon installment by the second supplemental agreement, 80% of Leadership’s excess earnings (as defined therein) during each financial year starting from 2016, shall be applied by the lender towards payment of the deferred amount until same is fully repaid. Of the deferred amount, $0.1 million was repaid in 2018 and $0.5 million was further deferred to the final balloon installment in March 2020, pursuant to the fourth supplemental agreement. Moreover, the Leader Alpha Bank Loan Facility provides that (i) the Corporate Leverage Ratio (as defined therein) shall not be higher than 0.85:1.0 until the maturity date, (ii) the consolidated interest cover ratio (EBITDA to Net Interest Expense) shall not be lower than 1:1 until maturity, (iii) borrower’s minimum liquidity of $0.5 million shall be maintained in free deposits as from January 1, 2020 and (iv) the ratio of the market value of the Leadership plus any additional security to the total facility outstanding shall not be less than 125%.

The Leader Alpha Bank Loan Facility is secured by a first preferred mortgage and a general assignment covering earnings, insurances and requisition compensation over the Leadership, an account pledge agreement and technical and commercial managers’ undertakings. The Leader Alpha Bank Loan Facility imposes operating and financing covenants, certain of which may significantly limit or prohibit, among other things, the borrower’s ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the lender.  Also, the facility restricts our ability to distribute dividends to our shareholders in excess of 50% of our net income except when our cash and marketable securities are equal or greater than the amount required to meet our debt service until maturity. Pursuant to the terms of the February 2020 commitment letter, certain financial covenants and restrictions on dividend payments binding the Company would no longer apply.

As of December 31, 2019, $5.3 million was outstanding under the Leader Alpha Bank Loan Facility, excluding the unamortized financing fees.

Hamburg Commercial Bank AG (formerly HSH Nordbank AG) Loan Facility

On September 1, 2015, we entered into a $44.4 million senior secured loan facility with Hamburg Commercial Bank AG, or HCOB (at the time of entering into the facility agreement, HSH Nordbank AG), to finance the acquisition of the Geniuship and the Gloriuship, referred to as the HCOB Loan Facility. The borrowers under the facility are our two applicable vessel-owning subsidiaries and the facility is guaranteed by the Company. The facility was made available in two advances: on October 13, 2015, we drew the first advance of $27.6 million in order to finance the acquisition of the Geniuship and on November 3, 2015, we drew the second advance of $16.8 million in order to finance the acquisition of the Gloriuship. On May 16, 2016, February 23, 2017, March 28, 2018 and April 1, 2019, we and HCOB entered into two supplemental letters followed by two supplemental agreements to the HCOB Loan Facility.

As amended to date, the HCOB Loan Facility bears interest at LIBOR plus a margin of 3.75% and is repayable in quarterly installments of about $1.0 million each, with a final balloon payment of $28.8 million due on June 30, 2020. Moreover, the HCOB Loan Facility provides that: (i) the security cover percentage requirement (as defined therein) is required to be equal to 120% starting from October 1, 2019 and for the period thereafter, (ii) the Leverage Ratio (as defined therein) shall not exceed 85% during the period ending on March 31, 2020 and 75% starting from April 1, 2020 and for the period thereafter and (iii) the ratio of EBITDA to net interest payments (as defined therein) shall be not less than 1:1 for the period ending on March 31, 2020 and not less than 2:1 starting from April 1, 2020 and for the period thereafter.

The HCOB Loan Facility is secured by first priority mortgages and general assignments covering earnings, charter parties, insurances and requisition compensation over each of the vessels, earnings account pledge agreements, technical and commercial managers’ undertakings, shares security deeds of the two borrowers’ shares and a master agreement assignment. The facility imposes operating and financing covenants, certain of which may significantly limit or prohibit, among other things, the borrowers’ ability to incur additional indebtedness, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, or sell the vessels without the consent of the lender. The facility also places a restriction on the borrowers’ ability to distribute dividends to the Company in case the market values of the Geniuship and the Gloriuship plus any additional security is less than 145% of the total facility outstanding.

As of December 31, 2019, $30.9 million was outstanding under the facility, excluding the unamortized financing fees. As of the same date, the security cover ratio covenant under the HCOB Loan Facility was in breach. Such covenant breach can be rectified by paying the lender an amount equal to the difference of the value secured and the security requirement or by providing additional security.

UniCredit Bank Loan Facilities

On September 11, 2015, we entered into a $52.7 million secured term loan facility with UniCredit Bank AG to partly finance the acquisition of the Premiership, the Gladiatorship and the Guardianship, referred to as the UniCredit Loan Facility. The borrowers under the UniCredit Loan Facility were originally our three applicable vessel-owning subsidiaries, and the facility was guaranteed by the Company. On June 3, 2016, July 29, 2016, March 7, 2017, September 25, 2017, April 30, 2018 and October 10, 2018, we and UniCredit Bank AG entered into one amendment and five supplemental letter agreements, respectively, to the UniCredit Loan Facility.

On November 22, 2018, we entered into an amendment and restatement of the UniCredit Loan Facility, referred to as the Amended and Restated UniCredit Loan Facility, in order to (i) release the respective vessel-owning subsidiaries of the Gladiatorship and the Guardianship as borrowers and (ii) include as replacement borrower the vessel-owning subsidiary of the Fellowship. The first priority mortgages over the Gladiatorship and the Guardianship and all other securities previously created in favor of UniCredit over these vessels under the UniCredit Loan Facility were irrevocably and unconditionally released.  On July 3, 2019, we entered into a supplemental agreement to the Amended and Restated UniCredit Loan Facility.

As amended to date, the Amended and Restated UniCredit Loan Facility bears interest at LIBOR plus a margin of 3.20% starting from December 28, 2019 and for the period thereafter, and is repayable in four quarterly installments of about $1.6 million each, of which the fourth is payable along with a final balloon installment of $31.6 million due on December 29, 2020. Moreover, the Amended and Restated UniCredit Loan Facility provides that: (i) the Leverage Ratio (as defined therein) shall not exceed 85% during the period ending on  March 31, 2020 and no more than 75% for the period thereafter, (ii) the ratio of EBITDA to net interest payments (as defined therein) shall be not less than 1:1 for the period ending on March 31, 2020 and not less than 2:1 for the period thereafter and (iii) minimum liquidity of $0.5 million per vessel owned by the guarantor shall be maintained by the Company. The security cover percentage requirement (as defined therein) is required to be equal to 120% starting from July 1, 2019 and for the period thereafter.

The Amended and Restated UniCredit Loan Facility is secured by first preferred mortgages and general assignments covering earnings, charter parties, insurances and requisition compensation over the Premiership and the Fellowship, account pledge agreements, a charterparty assignment over the Premiership, technical and commercial managers’ undertakings, shares security deeds of the two applicable vessel-owning subsidiaries’ shares and a hedging assignment agreement. The facility imposes operating and financing covenants, certain of which may significantly limit or prohibit, among other things, the borrowers’ ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the lender.

As of December 31, 2019, $37.8 million was outstanding under the Amended and Restated UniCredit Loan Facility, excluding the unamortized financing fees.

Squire Alpha Bank Loan Facility

On November 4, 2015, we entered into a $33.8 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship, referred to as the Squire Alpha Bank Loan Facility. The borrower under the Squire Alpha Bank Loan Facility is our applicable vessel-owning subsidiary and the facility is guaranteed by the Company. On July 28, 2016, June 29, 2018 and July 1, 2019, we and Alpha Bank entered into a first, second and third supplemental agreement, respectively, to the Squire Alpha Bank Loan Facility.

As amended to date, the Squire Alpha Bank Loan Facility bears interest at LIBOR plus a margin of 3.50% and is repayable in eight consecutive quarterly installments of $0.9 million each, of which the eighth is payable along with a final balloon payment of $19.7 million due on November 10, 2021. In February 2020, we have received approval from the credit committee of Alpha Bank to, inter alia, extend the maturity of this facility to December 31, 2022. This approval is subject to completion of definitive documentation. Moreover, the Squire Alpha Bank Loan Facility provides that: (i) the ratio of the market value of the Squireship plus any additional security to the total facility outstanding shall not be less than 100% until March 31, 2020, not less than 111% starting from April 1, 2020 until March 31, 2021 and not less than 125% from April 1, 2021 until the maturity, (ii) the consolidated interest cover ratio (EBITDA to Net Interest Expense) (as defined therein) shall not be (a) lower than 1:1 until March 31, 2020 and (b) lower than 2:1 as from April 1, 2020 until the maturity, (iii) the Corporate Leverage Ratio (as defined therein) shall not be (a) higher than 0.85:1.0 until March 31, 2020,  (b) higher than 0.75:1.0 starting from April 1, 2020 until maturity and (iv) minimum borrower’s liquidity of $0.5 million shall be maintained in free deposits as from January 1, 2020.

The Squire Alpha Bank Loan Facility is secured by a first preferred mortgage and a general assignment covering earnings, insurances and requisition compensation over the Squireship, a corporate guarantee by Leader Shipping Co., being the vessel-owning subsidiary of the Leadership, a second preferred mortgage over the Leadership, an account pledge agreement, a charterparty assignment over the Squireship and technical and commercial managers’ undertakings. The Squire Alpha Bank Loan Facility imposes operating and financial covenants, certain of which may significantly limit or prohibit, among other things, the borrower’s ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the lender. Also, the facility restricts our ability to distribute dividends to our shareholders in excess of 50% of our net income except if our cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period. Pursuant to the terms of the February 2020 commitment letter, certain financial covenants and restrictions on dividend payments binding the Company would no longer apply.

As of December 31, 2019, $27.0 million was outstanding under the facility, excluding the unamortized financing fees.

ATB Loan Facilities

On May 24, 2017, we entered into an up to $18 million term loan facility with Amsterdam Trade Bank N.V., or ATB, to partially finance the acquisition of the Partnership, referred to as the ATB Loan Facility. The borrower under the ATB Loan Facility was our applicable vessel-owning subsidiary.

On September 25, 2017, in order to partially fund the refinancing of a previous loan facility with Natixis with respect to the Championship, we amended and restated the ATB Loan Facility, increasing the loan amount by an additional tranche of $16.5 million, referred to as the Amended and Restated ATB Loan Facility. The borrowers under the Amended and Restated ATB Loan Facility were the vessel-owning subsidiaries of the Partnership and the Championship. On May 18, 2018, we and ATB entered into a supplemental agreement to the Amended and Restated ATB Loan Facility. On November 7, 2018, ATB entered into a deed of release, with respect to the Championship, releasing and discharging the underlying borrower and all securities created over the Championship in full after the settlement of the outstanding balance of $15.7 million pertaining to Championship’s tranche.

On February 13, 2019, after a further deed of release with respect to the Partnership resulting in a complete release of the Amended and Restated ATB Loan Facility and full settlement of the outstanding balance of $16.4 million, we entered into a new loan facility with ATB in order (i) to refinance the existing indebtedness over the Partnership under the Amended and Restated ATB Loan Facility and (ii) for general working capital purposes, and more specifically, for the financing of installation of open loop scrubber systems on the Squireship and the Premiership. We refer to this facility as the New ATB Loan Facility. The borrower under the New ATB Loan Facility is the vessel-owning subsidiary of the Partnership, and the facility is guaranteed by the Company. On June 13, 2019 and August 21, 2019, we and ATB entered into a supplemental agreement and a supplemental letter to the New ATB Loan Facility, respectively.

As amended to date, the New ATB Loan Facility bears interest of LIBOR plus a margin of 4.65% and is divided in Tranche A relating to the refinancing of the Partnership and Tranches B and C for the financing of the scrubber systems on the Squireship and the Premiership, respectively. Tranche A is repayable in twelve consecutive quarterly installments of $0.2 million each and a balloon payment of $13.2 million on November 26, 2022. Tranche B and C is repayable in eleven consecutive quarterly installments of $0.19 million with the last one falling due on August 26, 2022. Moreover, the New ATB Loan Facility provides that: (i) the Leverage Ratio (as defined therein) shall not exceed 85% until March 31, 2020 and 75% starting from April 1, 2020 and for the period thereafter, (ii) the ratio of EBITDA to interest payments (as defined therein) shall not be less than 1:1 from January 1, 2020 until March 31, 2020 and 2:1 starting from April 1, 2020 and for the period thereafter and (iii) legally restricted minimum liquidity of $0.5 million and $4.0 million ,not legally restricted,  shall be maintained by the borrower and the Company, respectively. The security cover percentage requirement (as defined therein) is required to be equal to 140% until June 30, 2020 and 165% for the period thereafter.

The New ATB Loan Facility is secured by a first priority mortgage and a general assignment covering earnings, insurances and requisition compensation over the Partnership, an earnings account pledge, a shares security deed relating to the shares of the vessel’s owning subsidiary, technical and commercial managers’ undertakings and charterparty assignments.

As of December 31, 2019, $19.8 million was outstanding under the facility, excluding the unamortized financing fees.

First Jelco Loan Facility

On October 4, 2016, we entered into a $4.2 million loan facility with Jelco to finance the initial deposits for the Lordship and the Knightship.  On November 17, 2016 we entered into an amendment of the facility and on November 28, 2016 and February 13, 2019, we amended and restated the facility, which, among other things, increased the aggregate amount that could be borrowed under the facility to up to $12.8 million (to partially finance the remaining payment for the Lordship and the Knightship) and extended the maturity date to June 30, 2020. On May 29, 2019, we further amended the First Jelco Loan to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.2 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity was set at LIBOR plus a margin of 8.5% per annum. The First Jelco Loan Facility is repayable in one bullet payment together with accrued interest thereon on the maturity date. Seanergy Maritime Holdings Corp. is the borrower under this facility. This facility is secured by the following: a second preferred mortgage and a second priority general assignment covering earnings, insurances and requisition compensation over the Partnership, a guarantee from  the vessel-owning subsidiary of the Partnership, all cross collateralized with the Second Jelco Loan Facility and the Third Jelco Note, and a guarantee from Emperor Holding Ltd., or Emperor, our wholly owned subsidiary that owns the vessel-owning subsidiary of the Lordship and the bareboat charterer of the Knightship. As of December 31, 2019, $5.9 million was outstanding under the First Jelco Loan Facility.

Second Jelco Loan Facility

On May 24, 2017, we entered into an up to $16.2 million loan facility with Jelco to partially finance the acquisition of the Partnership. On June 22, 2017 and on August 22, 2017, we entered into supplemental letters with Jelco to amend the terms of this loan facility, whereby a repayment of $4.8 million was deferred until September 29, 2017, on which date it was repaid.

On September 27, 2017, we amended and restated the Second Jelco Loan Facility and on February 13, 2019, we entered into a supplemental agreement and extended the maturity date to December 30, 2020. On May 29, 2019, we further amended the Second Jelco Loan to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.4 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity was set at LIBOR plus a margin of 6.0% per annum. The Second Jelco Loan Facility is repayable in one bullet payment together with accrued interest thereon to the maturity date. The facility is secured by the following securities: a second preferred mortgage and a second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the vessel-owning subsidiary of the Partnership, all cross collateralized with the First Jelco Loan Facility and the Third Jelco Note and a guarantee from Emperor. As of December 31, 2019, $11.5 million was outstanding under Second Jelco Loan Facility.

Third Jelco Loan Facility

On April 10, 2018, we had entered into a $2.0 million loan facility with Jelco for working capital purposes which was refinanced on March 27, 2019 by the Fourth Jelco Loan Facility, described below. All obligations thereunder were irrevocably and unconditionally discharged pursuant to the deed of release of March 27, 2019.

Fourth Jelco Loan Facility

On March 26, 2019, we entered into a $7.0 million loan facility with Jelco, the proceeds of which were utilized (i) to refinance the $2.0 million outstanding under the Third Jelco Loan Facility and (ii) for general corporate purposes. We drew down the entire $7.0 million on March 27, 2019. The Fourth Jelco Loan Facility is repayable through one installment of $1.0 million which was due on January 5, 2020 and a balloon installment of $6.0 million payable at maturity, September 27, 2020. On May 29, 2019, we further amended the Fourth Jelco Loan Facility to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.01 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0%, (iii) the interest rate from January 1, 2020 until maturity was set at 6.0% per annum, or 8.5% per annum if the $1.0 million installment is deferred to maturity and (iv) the mandatory prepayment obligation to prepay the full or any part of the Fourth Jelco Loan Facility by utilizing an amount equal to not less than 25% of the net proceeds of a public offering of securities was waived in respect to our public offering in May 2019. The Fourth Jelco Loan Facility is secured by a guarantee from Emperor. As of December 31, 2019, $7.0 million was outstanding under the Fourth Jelco Loan Facility.

Wilmington Trust Loan Facility

On June 11, 2018, we entered into a $24.5 million loan agreement with certain Blue Ocean maritime lending funds managed by EnTrustPermal for the purpose of refinancing the outstanding indebtedness of the Lordship under the NSF Loan Facility. The borrower under the facility is the applicable vessel-owning subsidiary and the facility is guaranteed by the Company.

The Wilmington Trust Loan Facility matures in June 13, 2023 and may be extended until June 13, 2025 subject to certain conditions. Specifically, the borrower has the right to sell the ship back to the lender at a pre-agreed price of $20.8 million on the fifth anniversary of the loan utilization, referred to as the Year-5 Put Option. If the borrower elects to exercise the Year-5 Put Option, the lender has the right to extend the termination date of the loan by a further two years, in which case the exercise of the Year-5 Put Option by the borrower shall be cancelled in its entirety. Furthermore, the borrower has the right to sell the ship back to the lender at a pre-agreed price of $15.0 million on the seventh anniversary of the loan utilization, referred to as the Year-7 Put Option. If the borrower elects to exercise the Year-7 Put Option, then the lenders will be obliged to purchase the ship at the pre-agreed price. The Wilmington Trust Loan Facility bears a weighted average all-in interest rate of 11.4% and 11.2% assuming a maturity date in June 2023 or in June 2025, respectively. The principal obligation amortizes in 20 or 28 quarterly installments, with a balloon payment of $15.3 million or $9.5 million due at maturity, assuming a maturity date in June 2023 or in June 2025, respectively.

The Wilmington Trust Loan Facility is secured by a first priority mortgage and a general assignment covering earnings, insurances and requisition compensation over the Lordship, an account pledge agreement, a share pledge agreement concerning the respective vessel-owning subsidiary, technical and commercial managers’ undertakings and a charterparty assignment over the Lordship. The Wilmington Trust Loan Facility also imposes certain customary operating covenants, certain of which may significantly limit or prohibit, among other things, the borrower’s ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders.

As of December 31, 2019, $23.3 million was outstanding under the Wilmington Trust Loan Facility.

Other Financial Liabilities: Sale and Leaseback Agreements

Hanchen Sale and Leaseback

On June 28, 2018, we entered into a $26.5 million sale and leaseback agreement for the Knightship with Hanchen for the purpose of refinancing the outstanding indebtedness of the Knightship under the NSF Loan Facility. The Company’s wholly-owned subsidiary owing the Knightship, or the Charterer, sold and chartered back the vessel on a bareboat basis for an eight year period, having a purchase obligation at the end of the eighth year. The Company has continuous options to buy back the Knightship at any time following the second anniversary of the bareboat charter. The transaction was accounted for as a financial liability. The bareboat charter is secured by a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement, a share pledge agreement of the shares of the Charterer, technical and commercial managers’ undertakings and a guarantee from the Company. Of the $26.5 million purchase price, $18.6 million were cash proceeds, $6.6 million were withheld by Hanchen as an upfront charterhire, and an amount of $1.3 million was paid by the Charterer to Hanchen as security of the due observance and performance by the Charterer of its obligations and undertakings as per the sale and leaseback agreement, or the Charterer’s Deposit. The Charterer’s Deposit can be set off against the balloon payment at maturity. The Charterer is required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120% of the charterhire principal minus the amount of the Charterer’s Deposit and an additional amount of $1.3 million until the second anniversary of the vessel’s delivery date or until a sub-charter in form and substance acceptable to Hanchen is available, whichever is earlier. The charterhire principal bears interest at LIBOR plus a margin of 4% and amortizes in twenty-six consecutive equal quarterly installments of approximately $0.46 million along with a balloon payment of $5.3 million due on June 29, 2026. The charterhire principal, as of December 31, 2019, was $17.1 million.

Cargill Sale and Leaseback

On November 7, 2018, we entered into a $23.5 million sale and leaseback agreement for the Championship with Cargill for the purpose of refinancing the outstanding indebtedness of the Championship under the Amended and Restated ATB Loan Facility. The Company sold and chartered back the vessel from Cargill on a sub-bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The transaction was accounted for as a financial liability. The sub-bareboat charter is secured by a guarantee from the Company, a scrubber supply contract assignment, an account pledge agreement and technical and commercial managers’ undertakings. The Company is required to maintain an amount of $1.6 million from the $23.5 million proceeds as a performance guarantee, which amount of $1.6 million will be used at the vessel’s repurchase. Moreover, under the subject sale and leaseback agreement, an additional tranche was provided to the Company for an amount of up to $2.75 million for the purpose of financing the cost associated with the acquisition and installation on board the Championship of an open loop scrubber system. The subject tranche has been placed in an escrow account in the name of Cargill and is made available gradually subject to certain progress milestones. The cost of the financing is equivalent to an expected fixed interest rate of 4.71% for five years. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at the end of which it has a purchase obligation at $14.05 million. Additionally, at the time of purchase, if the market value of the vessel is greater than a certain floor price, the Company will pay to Cargill 20% of the difference between the market price and the floor price. The floor price started at $30 million on November 7, 2018 and amortizes to $22.8 million at the end of the five year term. The Company has concluded that such contingency shall not be accrued in the financial statements, since information available does not indicate that it is probable that a liability has been incurred as of the latest balance sheet date and cannot be estimated. Moreover, as part of the transaction, the Company has issued 120,000 of its common shares to Cargill which are subject to customary statutory registration requirements. The fair market value of the shares on the date issued to Cargill will be amortized over the lease term using the effective interest method.  The unamortized balance is classified under other financial liabilities on the consolidated balance sheet.  The charterhire principal amortizes in forty-seven monthly installments averaging approximately $0.2 million each along with a balloon payment of $14.1 million, including the additional scrubber tranche, at maturity on November 7, 2023. The charterhire principal, as of December 31, 2019, was $24.2 million including the additional scrubber tranche.

Convertible Notes

First Jelco Note

On March 12, 2015, we issued a $4.0 million convertible note to Jelco, or the First Jelco Note. Following four amendments between May 2015 and May 2019, the First Jelco Note is repayable in one installment due on December 31, 2020. The fourth amendment entered into on May 29, 2019 reflects the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.2 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. As of December 31, 2019, $3.8 million was outstanding under the First Jelco Note.

Second Jelco Note

On September 7, 2015, we issued an up to $6.8 million, or the Applicable Limit, revolving convertible note to Jelco, or the Second Jelco Note. The Second Jelco Note is repayable in one installment due on December 31, 2022. Following twelve amendments between December 2015 and May 2019, the Applicable Limit was raised to $24.7 million. Moreover, pursuant to the eleventh amendment entered into on March 26, 2019, we have been provided with the option to drawdown up to $3.5 million by April 10, 2020, or the Final Revolving Advance Date. If the request is not made by the Final Revolving Advance Date, the advance will not be available to be drawn and the Applicable Limit will be reduced to $21.2 million. The twelfth amendment entered into on May 29, 2019, reflects the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.9 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. As of December 31, 2019, $21.2 million was outstanding under the Second Jelco Note.

Third Jelco Note

On September 27, 2017, we issued a $13.75 million convertible note to Jelco, or the Third Jelco Note. Following two amendments between February and May 2019, the Third Jelco Note is repayable in one installment due on December 31, 2022. The second amendment entered into on May 29, 2019, reflects the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.5 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. The Third Jelco Note is secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the vessel-owning subsidiary of the Partnership, all cross collateralized with the First Jelco Loan Facility and the Second Jelco Loan Facility. As of December 31, 2019, $13.75 million was outstanding under the Third Jelco Note.

We may by giving a five business days prior written notice to Jelco at any time, prepay the whole or any part of the three Jelco notes in cash or, subject to Jelco’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note(s) being prepaid divided by the agreed price per share. At Jelco’s option, our obligation to repay the principal amount(s) under the three Jelco notes or any part thereof may be paid in common shares at a conversion price of $13.50 per share. Jelco also has received customary registration rights with respect to any shares to be received upon conversion of the notes.

Emperor has provided a guarantee, dated September 27, 2017, to Jelco for the Company’s obligations under all three notes.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2019, the BDI registered a low of 948 on April 6, 2018 and a high of 2,518 on September 4, 2019.

Since the start of the financial crisis in 2008 the performance of the BDI has been characterized by high volatility, as the growth in the size of the dry bulk fleet outpaced growth in vessel demand for an extended period of time.

Specifically, in the period from 2009 to 2019, the size of the fleet in terms of deadweight tons grew by an annual average of about 6.5% while the corresponding growth in demand for dry bulk carriers grew by 4.4%, resulting in a drop of about 48.3% in the value of the BDI over the period. According to tentative projections, the total size of the dry bulk fleet is expected to rise by about 3.8% in 2020, compared to expected demand growth of 2.5%.

Please also see “–B. Liquidity and Capital Resources”.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019 (in thousands of U.S. Dollars):

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt, debt to related party and other financial liabilities	$209,859	$209,859	$-	$-	$-
Convertible notes	38,715	3,800	34,915	-	-
Interest expense - debt to related party (1)	1,612	1,612	-	-	-
Interest expense - convertible notes	$7,348	2,674	4,674	-	-
Office rent	542	127	362	53	-
Total	$258,076	$218,072	$39,951	$53	$-

(1)
As discussed in Note 3 to our consolidated financial statements, we have classified our long-term debt and other financial liabilities as of December 31, 2019 in current liabilities. The amounts in the table under “Interest expense - debt to related party”  does not include any projected interest payments for our long-term debt and other financial liabilities.

As a supplement to our contractual obligations table, the following schedule sets forth our loan repayment obligations as required under our loan facilities as of December 31, 2019.

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt, debt to related party and other financial liabilities	$209,859	$110,379	$54,715	$25,733	$19,032
Convertible notes	38,715	3,800	34,915	-	-
Interest expense - long term debt, debt to related party and other financial liabilities	34,553	14,189	14,292	4,850	1,222
Interest expense - convertible notes	7,348	2,674	4,674	-	-
Office rent	542	127	362	53	-
Total	$291,017	$131,169	$108,958	$30,636	$20,254

G.	Safe Harbor

See the section titled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Name	Age	Position	Director Class
Stamatios Tsantanis	48	Chairman, Chief Executive Officer & Director	A (term expires in 2022)
Stavros Gyftakis	41	Chief Financial Officer
Christina Anagnostara	49	Director	B (term expires in 2020)
Elias Culucundis	77	Director*	A (term expires in 2022)
Dimitrios Anagnostopoulos	73	Director*	C (term expires in 2021)
Ioannis Kartsonas	48	Director*	C (term expires in 2021)

*Independent Director

Biographical information with respect to each of our directors and our executive officer is set forth below.

Stamatios Tsantanis has been a member of our board of directors and our chief executive officer since October 1, 2012. Mr. Tsantanis has also been the Chairman of our Board of Directors since October 1, 2013 and our Interim Chief Financial Officer from November 1, 2013 until October 2, 2018. Mr. Tsantanis brings more than 22 years of experience in shipping and finance and held senior management positions in prominent shipping companies and financial institutions. Mr. Tsantanis previously served as the Chief Financial Officer and as a Director of Top Ships Inc. from its initial public offering and listing on Nasdaq. Prior to that, he was an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active roles in a number of shipping corporate finance transactions. Mr. Tsantanis holds a Master of Science (MSc) in Shipping Trade and Finance from Cass Business School in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. He is also a fellow of the Institute of Chartered Shipbrokers.

Stavros Gyftakis has been appointed as our Chief Financial Officer on October 3, 2018, and previously served as Finance Director since November 2017. He has more than 14 years of experience in senior positions in the shipping finance industry. Before joining Seanergy, he was a Senior Vice President in the Greek shipping finance desk at DVB Bank SE. Stavros holds a BSc in Mathematics from the Aristotle University of Thessaloniki, a MSc in Business Mathematics awarded with Honors, from the Athens University of Economics and Business and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Cass Business School of City University in London.

Christina Anagnostara served as our chief financial officer from November 17, 2008 until October 31, 2013 and has served as a member of our board of directors since December 2008. She has more than 22 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. She has served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since June 2017 she is a Director of the Investment Banking Division of AXIA Ventures Group and from 2014 to 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. Between 2006 and 2008 she served as Chief Financial Officer and member of the Board of Directors of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group she worked for Eurobank EFG and Ernst & Young, the international accounting firm. Ms. Anagnostara studied Economics in Athens and is a Certified Chartered Accountant. She is a member of various industry organizations including ACCA, Propeller Club, WISTA, Shipping Finance Executives and American Hellenic Chamber of Commerce.

Elias Culucundis has been a member of our board of directors since our inception. Since 1999, Mr. Culucundis has been president, chief executive officer and director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. Additionally, from 1996 to 2000, he was a director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a director of Point Clear Navigation Agency Ltd, a marine project company. From 1981 to 1995, Mr. Culucundis was a director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical director and eventually ascended to the position of chief executive officer, overseeing a large fleet of Panamax, Aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of new vessels. From 1971 to 1980, Mr. Culucundis was a director and the chief executive officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. In Off Shore Consultants Inc. he worked in Floating Production, Storage and Offloading vessel, or FPSO, design and construction and was responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell Plc. Seven FPSOs were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of their fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of the Hellenic National Committee of American Bureau of Shipping and he served in the Council of the Union of Greek Shipowners. Mr. Culucundis is a Fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

Dimitrios Anagnostopoulos has been a member of our board of directors since May 2009. Mr. Anagnostopoulos has over 41 years of experience in Shipping, Ship finance and Bank Management. Mr. Anagnostopoulos obtained his BSc at the Athens University of Economics and Business. His career began in the 1970’s as Assistant Lecturer at the same University followed by four years with the Onassis Shipping Group in Monaco. Mr. Anagnostopoulos also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he has spent nearly two decades with the Bank, holding the positions of Senior Vice-President and Head of Shipping. Since 2010 he is also an advisor and Board Member in the Aegean Baltic Bank S.A. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at the City University Cass Business School in London, the Athens University of Economics and Business and the ALBA Graduate Business School. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping and an Associate Member of the Institute of Energy of South East Europe. In 2008 he was named by the Lloyd’s Organization as Shipping Financier of the Year.

Ioannis Kartsonas has been a member of our board of directors since May 2017. Mr. Kartsonas has more than 20 years of experience in finance and commodities trading. He is currently the Principal and Managing Partner of Breakwave Advisors LLC., a commodity-focused advisory firm based in New York. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm’s Shipping and Freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to his role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in Shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space including Shipping. Prior to that, he was an Equity Analyst focusing on Shipping and Energy for Standard & Poor’s Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

No family relationships exist among any of the directors and executive officers.

B.	Compensation

For the year ended December 31, 2019, we paid our executive officers and directors aggregate compensation of $0.58 million.  Our executive officers are employed by us pursuant to employment and consulting contracts.

Each member of our board of directors received a fee of $60,000 in 2019. The Shipping Committee fee has been suspended since July 1, 2013 until the board of directors decides otherwise.  The aggregate director fees paid by us for the years ended December 31, 2019, 2018 and 2017 totaled $300,000, $300,000 and $246,000, respectively.

On January 12, 2011 our board of directors adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan, or the Plan. The Plan was amended and restated on December 15, 2016, to increase the aggregate number of shares of our common stock reserved for issuance under the Plan from 57,111 shares to 66,666 shares. The Plan was also amended and restated on February 1, 2018, to further increase the aggregate number of shares of our common stock reserved for issuance under the Plan to 200,000. The Plan was further amended and restated on January 10, 2019, to further increase the aggregate number of shares of our common stock reserved for issuance under the Plan to 200,000. The Plan was further amended and restated on December 30, 2019, to further increase the aggregate number of shares of our common stock reserved for issuance under the Plan to 3,000,000. The Plan is administered by the Compensation Committee of our board of directors.  Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our Compensation Committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient’s continued service as an employee or a director of the Company, through the applicable vesting date.

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

On December 15, 2016, the Compensation Committee granted an aggregate of 51,520 restricted shares of common stock pursuant to the Plan. Of the total 51,520 shares issued, 18,320 shares were granted to our board of directors, 29,867 shares were granted to certain of our employees and 3,333 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $19.50. The shares to our board of directors vested over a period of two years, which commenced on December 15, 2016. On December 15, 2016, 6,106 shares vested, on October 1, 2017, 6,107 shares vested and 6,107 shares vested on October 1, 2018. All the other shares granted will vest over a period of three years, which commenced on December 15, 2016. Of the shares granted to certain of our other employees, 7,633 shares vested on December 15, 2016, 7,633 shares vested on October 1, 2017, 6,833 shares vested on October 1, 2018 and 6,833 shares will vest on October 1, 2019. Of the shares granted to the sole director of the Company’s commercial manager, 1,000 shares vested on December 15, 2016, 1,000 shares vested on October 1, 2017, 666 shares vested on October 1, 2018 and 667 shares vested on October 1, 2019.

On February 1, 2018, the Compensation Committee granted an aggregate of 84,000 restricted shares of common stock pursuant to the Plan. Of the total 84,000 shares issued, 38,334 shares were granted to our board of directors, 44,333 shares were granted to certain of our employees and 1,333 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $15.53. All the shares will vest over a period of two years. 28,001 shares vested on February 1, 2018, 26,999 shares vested on October 1, 2018 and 27,000 shares vested on October 1, 2019.

On January 10, 2019, the Compensation Committee granted an aggregate of 144,000 restricted shares of common stock pursuant to the Plan. Of the total 144,000 shares issued, 66,667 shares were granted to the board of directors, 70,666 shares were granted to certain of the Company’s employees and 6,667 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $9.15. All the shares will vest over a period of two years. 48,000 shares vested on January 10, 2019, 48,000 shares vested on October 1, 2019 and 48,000 shares will vest on October 1, 2020.

On February 24, 2020, the Compensation Committee granted an aggregate of 2,500,000 restricted shares of common stock pursuant to the Plan. Of the total 2,500,000 shares issued, 720,000 shares were granted to the non-executive members of the board of directors, 685,000 were granted to the executive officers, 970,000 shares were granted to certain of the Company’s non-executive employees and 125,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $0.32. All the shares will vest in equal tranches on each of the grant date, October 1, 2020 and October 1, 2021.

C.	Board Practices

Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.  Our board of directors has an audit committee, a compensation committee, a nominating committee and a shipping committee.  Our board of directors has adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Messrs. Dimitrios Anagnostopoulos and Elias Culucundis.  Our board of directors has determined that the members of the audit committee meet the applicable independence requirements of the Commission and the NASDAQ Stock Market Rules. Our board of directors has determined that Mr. Dimitrios Anagnostopoulos is an “Audit Committee Financial Expert” under the Commission’s rules and the corporate governance rules of the NASDAQ Stock Market.

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

Shipping Committee

We have established a shipping committee.  The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance in order to accelerate the pace of our decision making in respect of shipping business opportunities, such as the acquisition of vessels or companies.  The shipping industry often demands very prompt review and decision-making with respect to business opportunities.  In recognition of this, and in order to best utilize the experience and skills that our directors bring to us, our board of directors has delegated all such matters to the shipping committee.  Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors.  The shipping committee consists of three directors.  In accordance with the Amended and Restated Charter of the Shipping Committee, two of the directors on the shipping committee are nominated by Jelco and one of the directors on the shipping committee is nominated by a majority of our board of directors and is an independent member of the board of directors.  The members of the shipping committee are Mr. Stamatios Tsantanis and Ms. Christina Anagnostara, who are Jelco’s nominees, and Mr. Elias Culucundis, who is the board of directors’ nominee.

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

As a result of these various provisions, in general, all shipping-related decisions will be made by Jelco’s appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the shipping committee.

D.	Employees

We currently have two executive officers, Mr. Stamatios Tsantanis and Mr. Stavros Gyftakis. In addition, we employ Ms. Theodora Mitropetrou, our general counsel, and a support staff of thirty-five employees.

E.	Share Ownership

The common shares beneficially owned by our directors and executive officers are disclosed below in “Item 7. Major Shareholders and Related Party Transactions”.

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

Identity of Person or Group	Number of Shares Owned	Percent of Class(2)
Claudia Restis(1)	12,625,693	37.0%
Eric Krafft	2,440,500	8.3%
Stamatios Tsantanis	616,781	2.1%
Stavros Gyftakis	—	*
Christina Anagnostara	—	*
Elias Culucundis	—	*
Dimitrios Anagnostopoulos	—	*
Ioannis Kartsonas	—	*
Directors and executive officers as a group (6 individuals)	1,538,302	5.2%

*	Less than one percent.
(1)
Based on the Schedule 13D/A filed by Jelco, Comet and Claudia Restis on November 8, 2019, Claudia Restis may be deemed to beneficially own 12,571,992 of our common shares through Jelco and 53,701 of our common shares through Comet, each through a revocable trust of which she is beneficiary. The shares she may be deemed to beneficially own through Jelco include: (i) 281,481 common shares, issuable upon exercise of a conversion option pursuant to the First Jelco Note, (ii) 1,567,777 common shares, issuable upon exercise of a conversion option pursuant to the Second Jelco Note, (iii) 1,018,518 common shares, issuable upon exercise of a conversion option pursuant to the Third Jelco Note and (iv) 1,823,529 common shares, representing the maximum number of shares issuable upon exercise of the Class B warrants of the Company issued to Jelco pursuant to the Purchase Agreement, and assuming no exercises by any other holder of Class B warrants.

(2)	Based on 29,399,939 common shares outstanding as of March 4, 2020 and any additional shares that such person may be deemed to beneficially own in accordance with Rule 13d-3 under the Exchange Act.

B.	Related Party Transactions

Jelco Loan Facilities

For information on our loan facilities with Jelco, please see the sections entitled “First Jelco Loan Facility”, “Second Jelco Loan Facility”, “Third Jelco Loan Facility” and “Fourth Jelco Loan Facility” under “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements – Credit Facilities”.

Jelco Convertible Notes

For information on our convertible notes issued to Jelco, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements – Convertible Notes”.

Frontier Services Agreement

On December 19, 2019, we entered into a services agreement with Frontier Tankers Corp., or Frontier, a corporation controlled by our Sponsor, engaged in the ownership of tanker vessels through wholly owned vessel-owning subsidiaries. Pursuant to the Frontier Services Agreement, Seanergy and Seanergy Management, assist Frontier’s vessel-owning subsidiaries in their dealings with third parties, provide them with certain administration and accounting services and provide certain other services to Frontier, for a quarterly fee of $900 per vessel-owning subsidiary.

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

Neither we nor our Directors nor our current executive officers are named in any of these 2017 actions. We have also notified our insurance underwriters of these actions, and our underwriters are advancing a portion of the defendants’ legal expenses.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.  Other than the proceedings mentioned above, we are not a party to any material litigation where claims or counterclaims have been filed against us other than routine legal proceedings incidental to our business.

Dividend Policy

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. We have not declared any dividends since our inception. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries and affiliates distributing to us their earnings and cash flow. Some of our loan agreements limit our ability to pay dividends and our subsidiaries’ ability to make distributions to us.

B.	Significant Changes

There have been no significant changes since the date of the consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares, Class A warrants and Class B warrants trade on the NASDAQ Capital Market under the symbol “SHIP”, “SHIPW” and “SHIPZ”, respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares, Class A warrants and Class B warrants trade on the NASDAQ Capital Market under the symbol “SHIP”, “SHIPW” and “SHIPZ”, respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Incorporation

Our restated articles of incorporation have been filed as Exhibit to our report filed with the Commission on Form 6-K on August 30, 2019.  Those restated articles of incorporation contained in such Exhibit are incorporated by reference.  Our second amended and restated bylaws have been filed with the Commission on Form 6-K on July 20, 2011, which we incorporate by reference.  We also incorporate by reference, the section titled “Description of Capital Stock” in our Registration Statement on Form F-1 (Registration No. 333-221058), declared effective by the Commission on May 9, 2019.

C.	Material contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this annual report.  We refer you to “Item 4. Information on the Company – A. History and Development of the Company”, “Item 4. Information on the Company – B. Business Overview”, “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements”, and “Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions” for a discussion of these contracts.  Other than as discussed in this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.	Exchange controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.	Taxation

The following is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of our common stock as well as the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our common stock and/or warrants that is treated for U.S. federal income tax purposes as:

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

If you are not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a “Non-U.S. Holder”. The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “United States Federal Income Taxation of Non-U.S. Holders”.

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

This summary does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that will own and hold our common stock and warrants as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or “financial services entities”;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons that own shares through an “applicable partnership interest”;

•	persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”;

•	persons that hold our common stock or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

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

United States Federal Income Tax Consequences

Taxation of Operating Income In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income”, to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, constitutes income from sources within the United States, which we refer to as “U.S. source gross shipping income”.

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

For our 2019 taxable year, we had U.S. source gross shipping income of approximately $3,688,713.

We are subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in “ – Taxation in Absence of Exemption”, unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below.  For our 2019 taxable year, we were subject to a U.S federal tax of $147,548 on our U.S. source gross shipping income.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States one of the following is true; and

•
more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders”, that are persons (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, and (ii) we satisfy certain substantiation requirements, which we refer to as the “50% Ownership Test”; or

•
our stock is “primarily” and “regularly” traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test”.

The jurisdictions where we and our shipowning subsidiaries are incorporated grant “equivalent exemptions” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

50% Ownership Test

Under the regulations, a foreign corporation will satisfy the 50% Ownership Test for a taxable year if (i) for at least half of the number of days in the taxable year, more than 50% of the value of its stock is owned, directly or constructively through the application of certain attribution rules prescribed by the regulations, by one or more shareholders who are residents of foreign countries that grant “equivalent exemption” to corporations organized in the United States and (ii) the foreign corporation satisfies certain substantiation and reporting requirements with respect to such shareholders. Holders of warrants will not be treated as constructive owners of shares for purposes of the 50% Ownership Test.

We did not satisfy the 50% Ownership Test for our 2019 taxable year. Furthermore, these substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test.

Publicly-Traded Test

The regulations provide that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock used to satisfy the Publicly Traded Test that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.

Under the regulations, the stock of a foreign corporation will be considered “regularly traded” if one or more classes of its stock representing 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets (such as NASDAQ Capital Market), which we refer to as the “listing threshold”.

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

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, whom we refer to as “5% Shareholders”. We refer to this restriction in the regulations as the “Closely-Held Rule”.

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

The Closely-Held Rule will not disqualify a foreign corporation, however, if it can establish and substantiate that qualified shareholders own, actually or constructively under specified attribution rules, sufficient shares in the closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year. These substantiation requirements are onerous and consequently there can be no assurance that we will be able to satisfy them with respect to any taxable year. We do not believe that we can satisfy that less than 50% of our shares were held for more than half of the days in the 2019 taxable year by non-qualified 5% Shareholders.

Due to the factual nature of the issues involved, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for our subsequent taxable years.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S. source gross shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, otherwise referred to as the “4% Tax”. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% Tax.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source gross shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source gross shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at a rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source gross shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of our U.S. source gross shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or, in the case of income from the leasing of a vessel, is attributable to a fixed place of business in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis, or earning income from the leasing of a vessel attributable to a fixed place of business in the United States. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source gross shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

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

United States Federal Income Taxation of U.S. Holders

Taxation of Distributions Paid on Common Stock

Subject to the passive foreign investment company, or PFIC, rules discussed below, any distributions made by us with respect to common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

Dividends paid on common shares to a U.S. Holder which is an individual, trust, or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such shareholders at preferential U.S. federal income tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market on which the common shares are currently listed); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are or have been, and do not expect to be); (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) certain other conditions are met.

Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis in a common share—paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income”, then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the common shares is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Exercise, Sale, Retirement or Other Taxable Disposition of Warrants

Neither we nor a U.S. Holder of a warrant will recognize gain or loss as a result of the U.S. Holder’s receipt of our common stock upon exercise of a warrant. A U.S. Holder’s adjusted tax basis in the common shares received will be an amount equal to the sum of (i) the U.S. Holder’s adjusted tax basis in the warrant exercised plus (ii) the amount of the exercise price for the warrant. If the warrants lapse without exercise, the U.S. Holder will recognize capital loss in the amount equal to the U.S. Holder’s adjusted tax basis in the warrants. A U.S. Holder’s holding period for common shares received upon exercise of a warrant will commence on the date the warrant is exercised.

Upon the sale, retirement or other taxable disposition of a warrant, the U.S. Holder will recognize gain or loss to the extent of the difference between the sum of the cash and the fair market value of any property received in exchange therefor and the U.S. Holder’s tax basis in the warrant. Any such gain or loss recognized by a holder upon the sale, retirement or other taxable disposition of a warrant will be capital gain or loss and will be long-term capital gain or loss if the warrant has been held for more than one year.

The exercise price of a warrant is subject to adjustment under certain circumstances. If an adjustment increases a proportionate interest of the holder of a warrant in the fully diluted common stock without proportionate adjustments to the holders of our common stock, a U.S. Holder of the warrants may be treated as having received a constructive distribution, which may be taxable to the U.S. Holder as a dividend.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock or warrants in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares or warrants, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by us during such taxable year produce, or is held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services should not constitute passive income. By contrast, rental income, which includes bareboat hire, would generally constitute “passive income” unless we are treated under specific rules as deriving rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are or have been a PFIC during our 2019 taxable year, nor do we expect to become, a PFIC with respect to our 2020 taxable year or any future taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner so as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund”, which election is referred to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to the common shares, as discussed below. In addition, if we were to be treated as a PFIC, a U.S. Holder would be required to file an IRS Form 8621 with respect to such holder’s common stock.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder is referred to as an “Electing Holder”, the Electing Holder must report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and its net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his, her or its U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will use commercially best efforts to provide each U.S. Holder with all necessary information, including a PFIC Annual Information Statement, in order to enable such holder to make a QEF election for such taxable year. A U.S. Holder may not make a QEF election with respect to its ownership of a warrant.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as anticipated, our common stock is treated as “marketable stock”, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. The mark-to-market election is generally unavailable to U.S. Holders of warrants.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder”, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock or warrants in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock or warrants), and (2) any gain realized on the sale, exchange or other disposition of our common stock or warrants. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock or warrants;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock or warrants. If a Non-Electing Holder who is an individual dies while owning our common stock, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such stock or warrants.

Net Investment Income Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of such U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of the common shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income generally will not include a U.S. Holder’s pro rata share of the Company’s income and gain (if we are a PFIC and that U.S. Holder makes a QEF election, as described above in “—Taxation of U.S. Holders Making a Timely QEF Election”). However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder’s ordinary income and net investment income. If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the net investment income tax to your income and gains in respect of your investment in our common shares or warrants.

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

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

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

We file annual reports and other information with the Commission.  You may inspect and copy any report or document we file, including this annual report and the accompanying exhibits, at the Commission’s public reference facilities located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the public reference facilities by calling the Commission at 1-800-SEC-0330, and you may obtain copies at prescribed rates.  Our Commission filings are also available to the public at the website maintained by the Commission at http://www.sec.gov, as well as on our website at http://www.seanergymaritime.com.  Information on our website does not constitute a part of this annual report and is not incorporated by reference.

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

Interest Rate Risk

We are exposed to risks associated with changes in interest rates relating to our unhedged variable–rate borrowings, according to which we pay interest at LIBOR plus a margin; as such increases in interest rates could affect our results of operations and ability to service our debt.  As of December 31, 2019, we had aggregate variable-rate borrowings, including the convertible notes issued to Jelco, of $138 million.  An increase of 1% in the interest rates of our variable-rate borrowings, as of December 31, 2019 would increase our interest payments $1.5 million per year.  Pursuant to the Purchase Agreement, we sold 1,823,529 units in a private placement to Jelco in exchange for the forgiveness of certain payment obligations of ours, including all interest payments accrued and due through December 31, 2019. As a result, all outstanding Jelco indebtedness has been excluded from variable rate borrowings. We have not entered into any hedging contracts to protect against interest rate fluctuations.

Foreign Currency Exchange Rate Risk

We generate all of our revenue in U.S. dollars.  The minority of our operating expenses (approximately 1% in 2019) and the slight majority of our general and administration expenses (approximately 56% in 2019) are in currencies other than the U.S. dollar, primarily the Euro.  For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction.  We do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2019, these non-US dollar expenses represented 4% of our revenues.  However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations.  We have not hedged currency exchange risks associated with our expenses.

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

Management (our Chief Executive Officer and our Chief Financial Officer) has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2019).  The term disclosure controls and procedures is defined under the Commission’s rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management (our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of the evaluation date.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

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

Management (our Chief Executive Officer and our Chief Financial Officer), has assessed the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the framework established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2019.

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

Our board of directors has determined that Mr. Dimitrios Anagnostopoulos, an independent director and a member of our audit committee, is an “Audit Committee Financial Expert” under Commission rules and the corporate governance rules of the NASDAQ Stock Market.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountants are EY. Audit, audit-related and non-audit services billed and accrued from EY are as follows:

	2019	2018
Audit fees	$195,000	$199,000
Audit related fees	80,000	38,000
Tax fees	-	-
All other fees	-	-
Total fees	$275,000	$237,000

Audit fees for 2019 and 2018 related to professional services rendered for the audit of our financial statements for the years ended December 31, 2019 and 2018, respectively. Audit related fees for 2019 and 2018 related to services provided related to our equity offerings during 2019 and 2018, respectively.  As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Please see “Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions–Share Purchase Agreements” for a description of our recent sales of our common shares to certain of our affiliates.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of NASDAQ’s corporate governance rules.  The Company’s corporate governance practices deviate from NASDAQ’s corporate governance rules in the following ways:

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA, providing that the board of directors approve share issuances and adoptions of and material amendments to equity compensation plans. Likewise, in lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances, consistent with the BCA and our restated articles of incorporation and second amended and restated bylaws, the board of directors approves certain share issuances.

•	The Company’s board of directors is not required to have an Audit Committee comprised of at least three members. Our Audit Committee is comprised of two members.

•	The Company’s board of directors is not required to meet regularly in executive sessions without management present.

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

The financial information required by this item, together with the report of EY, is set forth on pages F-1 through F-45 and are filed as part of this annual report.

ITEM 18.1	SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF SEANERGY MARITIME HOLDINGS CORP. (PARENT COMPANY ONLY)

The Schedule I, beginning on page F-40, is filed as part of this report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Restated Articles of Incorporation (1)

1.2	Second Amended and Restated Bylaws (2)

2.1	Specimen Common Stock Certificate (3)

2.2	Form of Class A Warrant Agreement by and between Continental Stock Transfer & Trust Company and the registrant(4)

2.3	Form of Class B Warrant Agreement by and between Continental Stock Transfer & Trust Company and the registrant(5)

2.4	Form of Class B Warrant Certificate(6)

2.5
Description of Common Stock, (incorporated by reference from the description included in the Company’s prospectus filed under Rule 424(b)(1) under the Securities Act of 1933 on May 9, 2019, appearing under the headings “Description of Capital Stock” and "Certain Marshall Islands Company Considerations" which form a part of the Company’s Registration Statement on Form F-1 (File No. 333-221058))

2.6
Description of Class A Warrants, (incorporated by reference from the description included in the Company’s the Company’s registration statement on Form F-1/A filed with the Commission on December 6, 2016, appearing under the heading “Description of Capital Stock and Warrants” (File No. 333-221058))

2.7
Description of Class B Warrants, (incorporated by reference from the description included in the Company’s prospectus filed under Rule 424(b)(1) under the Securities Act of 1933 on May 9, 2019, appearing under the heading “Description of Capital Stock” which forms a part of the Company’s Registration Statement on Form F-1 (File No. 333-221058))

4.1	Registration Rights Agreement dated March 26, 2010 between the registrant, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. (7)

4.2	Registration Rights Agreement dated January 4, 2012 between the registrant, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. (8)

4.3	Registration Rights Agreement dated June 24, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp. (9)

4.4	Registration Rights Agreement dated September 29, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp. (10)

4.6	Amended and Restated 2011 Equity Incentive Plan of the registrant adopted on December 30, 2019*

4.7	Ship Technical Management Agreement dated as of February 11, 2015 between Leader Shipping Co. and V.Ships Greece Ltd. (11)

4.8
Novation Agreement to Ship Technical Management Agreement dated July 27, 2015, between V.Ships Greece Ltd., Leader Shipping Co. and V.Ships Limited with respect to the Ship Technical Management Agreement dated February 11, 2015 (12)

4.9
Addendum No. 1 to Technical Management Agreement dated March 18, 2016, between Leader Shipping Co. and V.Ships Limited with respect to the Ship Technical Management Agreement dated February 11, 2015 (13)

4.10
Amendment dated May 23, 2018 with respect to the Partnership, between Partner Shipping Co. Limited (formerly known as Partner Shipping Co.) and V.Ships Limited with respect to the Ship Technical Management Agreement dated May 15, 2017 (14)

4.11
Amendment dated May 23, 2018 with respect to the Championship, between Champion Ocean Navigation Co. Limited (formerly known as Champion Ocean Navigation Co.) and V.Ships Limited with respect to the Ship Technical Management Agreement dated September 1, 2015(15)

4.12
Amendment dated June 28, 2018 with respect to the Knightship, between Knight Ocean Navigation Co. and V.Ships Limited with respect to the Ship Technical Management Agreement dated November 23, 2016 (16)

4.13
Novation Agreement dated October 30, 2018 with respect to the Championship, between Champion Ocean Navigation Co. Limited, Champion Marine Co. and V.Ships Limited with respect to the Ship Technical Management Agreement dated September 1, 2015 (17)

4.14	Form of Ship Technical Management Agreement with V.Ships Limited (18)

4.15	Commercial Management Agreement dated March 2, 2015 between Seanergy Management Corp. and Fidelity Marine Inc. (19)

4.16	Amendment No. 1 dated September 11, 2015 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (20)

4.17	Amendment No. 2 dated as of February 24, 2016 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (21)

4.18	Amendment No. 3 dated February 1, 2018 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (22)

4.19	Amendment No. 4 dated June 28, 2018 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015(23)

4.20	Loan Agreement dated March 6, 2015 between Leader Shipping Co. and Alpha Bank A.E. (24)

4.21	First Supplemental Agreement dated December 23, 2015 between Leader Shipping Co. and Alpha Bank A.E. with respect to the Loan Agreement dated March 6, 2015 (25)

4.22	Second Supplemental Agreement dated July 28, 2016 between Leader Shipping Co. and Alpha Bank A.E. with respect to the Loan Agreement dated March 6, 2015 (26)

4.23	Third Supplemental Agreement dated June 29, 2018 between Leader Shipping Co. and Alpha Bank A.E. with respect to the Loan Agreement dated March 6, 2015 (27)

4.24	Fourth Supplemental Agreement dated July 1, 2019, between Leader Shipping Co. and Alpha Bank A.E. with respect to the Loan Agreement dated March 6, 2015*

4.25	Convertible Note dated March 12, 2015 of the registrant to Jelco Delta Holding Corp. (28)

4.26	Amendment No. 1 dated May 14, 2015 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated March 12, 2015 (29)

4.27	Mutual Consent dated September 18, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated March 12, 2015 (30)

4.28	Amendment No. 2 dated September 18, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated March 12, 2015 (31)

4.29	Amendment No. 3 dated March 26, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated March 12, 2015(32)

4.30	Amendment No. 4 dated May 29, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated March 12, 2015*

4.31	Share Purchase Agreement dated March 12, 2015 between the registrant and Stamatios Tsantanis (33)

4.32	Registration Rights Agreement dated March 12, 2015 between the registrant and Stamatios Tsantanis (34)

4.33
Loan Agreement dated September 1, 2015 between Sea Glorius Shipping Co., Sea Genius Shipping Co., Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) and the Banks and Financial Institutions listed in Schedule 1 thereto (35)

4.34
Supplemental Letter dated May 16, 2016 from Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) to Sea Glorius Shipping Co. and Sea Genius Shipping Co. with respect to the Loan Agreement dated September 1, 2015 (36)

4.35
Supplemental Letter dated February 23, 2017 from Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) to Sea Glorius Shipping Co., Sea Genius Shipping Co. and the registrant with respect to the Loan Agreement dated September 1, 2015 (37)

4.36
Amendment to Term Loan Facility dated March 28, 2018 between Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG), the registrant, Sea Glorius Shipping Co. and Sea Genius Shipping Co. with respect to the Loan Agreement dated September 1, 2015 (38)

4.37
Amendment No. 2 to Term Loan Facility dated April 1, 2019, between Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG), the registrant, Sea Glorius Shipping Co. and Sea Genius Shipping Co. with respect to the Loan Agreement dated September 1, 2015(39)

4.38	Revolving Convertible Note dated September 7, 2015 of the registrant to Jelco Delta Holding Corp. (40)

4.39	First Amendment dated December 1, 2015 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (41)

4.40	Second Amendment dated December 14, 2015 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (42)

4.41	Third Amendment dated January 27, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (43)

4.42	Fourth Amendment dated March 7, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (44)

4.43	Fifth Amendment dated April 21, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (45)

4.44	Sixth Amendment dated May 17, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (46)

4.45	Seventh Amendment dated June 16, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (47)

4.46	Eighth Amendment dated March 28, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (48)

4.47	Mutual Consent dated September 8, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (49)

4.48	Ninth Amendment dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (50)

4.49	Tenth Amendment dated September 1, 2018 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (51)

4.50	Eleventh Amendment dated March 26, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015(52)

4.51	Twelfth Amendment dated May 29, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015*

4.52
Amended and Restated Facility Agreement dated November 22, 2018 between Premier Marine Co., Fellow Shipping Co., the registrant and UniCredit Bank AG with respect to the Facility Agreement dated September 11, 2015 (53)

4.53	Supplemental Agreement dated July 3, 2019 between Premier Marine Co., Fellow Shipping Co., the registrant and UniCredit Bank AG with respect to the Facility Agreement dated September 11, 2015*

4.54	Loan Agreement dated November 4, 2015 between Squire Ocean Navigation Co. and Alpha Bank A.E. (54)

4.55	First Supplemental Agreement dated July 28, 2016 between Alpha Bank A.E. and Squire Ocean Navigation Co. with respect to the Loan Agreement dated November 4, 2015 (55)

4.56	Second Supplemental Agreement dated June 29, 2018 between Alpha Bank A.E., Squire Ocean Navigation Co. and Leader Shipping Co. with respect to the Loan Agreement dated November 4, 2015 (56)

4.57	Third Supplemental Agreement dated July 1, 2019 between Alpha Bank A.E. and Squire Ocean Navigation Co. with respect to the Loan Agreement dated November 4, 2015*

4.58	Amended and Restated Loan Agreement dated February 13, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Amended and Restated Facility Agreement dated November 28, 2016(57)

4.59	Supplemental Letter dated May 29, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Amended and Restated Loan Agreement dated February 13, 2019*

4.60	Amended and Restated Loan Agreement dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. (58)

4.61	Supplemental Agreement dated February 13, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Amended and Restated Loan Agreement dated September 27, 2017(59)

4.62	Supplemental Letter dated May 29, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Amended and Restated Loan Agreement dated September 27, 2017*

4.63	Convertible Note dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. (60)

4.64	Registration Rights Agreement dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. (61)

4.65	Amendment to Convertible Note dated February 13, 2019, between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated September 27, 2017(62)

4.66	Second Amendment dated May 29, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated September 27, 2017*

4.67	Amended and Restated Loan Agreement dated June 13, 2018 between the registrant and Jelco Delta Holding Corp. (63)

4.68	Supplemental Letter dated August 11, 2018 between the registrant and Jelco Delta Holding Corp. with respect to the Amended and Restated Loan Agreement dated June 13, 2018 (64)

4.69	Supplemental Letter dated January 31, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Amended and Restated Loan Agreement dated June 13, 2018(65)

4.70	Loan Agreement dated June 11, 2018, between the registrant, Lord Ocean Navigation Co., the financial institutions listed in Part B of Schedule 1 thereto and Wilmington Trust, National Association (66)

4.71	Bareboat Charterparty dated June 28, 2018 between Knight Ocean Navigation Co. and Hanchen Limited (67)

4.72	Guarantee dated June 28, 2018 between the registrant and Hanchen Limited (68)

4.73	On Demand Guarantee dated September 14, 2018 by the registrant in favor of Uniper Global Commodities SE in respect of the charterparty for the Partnership (69)

4.74	On Demand Guarantee dated September 14, 2018 by the registrant in favor of Uniper Global Commodities SE in respect of the charterparty for the Lordship (70)

4.75	Sale and Purchase Agreement dated September 19, 2018 between Seanergy Management Corp. and Hyundai Materials Corporation(71)

4.76
Addendum No. 1 to Sale and Purchase Agreement dated September 28, 2018 between Seanergy Management Corp. and Hyundai Materials Corporation in respect of the Sale and Purchase Agreement dated September 19, 2018(72)

4.77	Bareboat Charter Agreement dated November 7, 2018 between Cargill International SA and Champion Marine Co. for the Championship(73)

4.78	Sale and Purchase Agreement dated September 28, 2018 between Champion Marine Co. and Hyundai Materials Corporation(74)

4.79	Registration Rights Agreement dated November 7, 2018 between the registrant and Cargill International SA(75)

4.80	Guarantee and Indemnity dated November 7, 2018 between the registrant and Cargill International SA(76)

4.81	Loan Agreement dated February 13, 2019 between Partner Shipping Co. Limited, the registrant, and Amsterdam Trade Bank N.V.(77)

4.82	Supplemental Agreement dated June 13, 2019 between Partner Shipping Co. Limited, the registrant, and Amsterdam Trade Bank N.V. with respect to the Loan Agreement dated February 13, 2019 *

4.83	Supplemental Letter dated August 21, 2019 between Partner Shipping Co. Limited, the registrant, and Amsterdam Trade Bank N.V. with respect to the Loan Agreement dated February 13, 2019 *

4.84	Loan Agreement dated March 26, 2019 between the registrant and Jelco Delta Holding Corp.(78)

4.85	Supplemental Letter dated May 29, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Loan Agreement dated March 26, 2019*

4.86	Securities Purchase Agreement by and between the registrant and Jelco Delta Holding Corp. dated May 9, 2019(79)

4.87	Registration Rights Agreement by and between the registrant and Jelco Delta Holding Corp. dated May 9, 2019(80)

8.1	List of Subsidiaries*

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

101	The following financial information from the registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2019, formatted in Extensible Business Reporting Language (XBRL)*
(1) Consolidated Balance Sheets as of December 31, 2019 and 2018;
(2) Consolidated Statements of Income/(loss) for the years ended December 31, 2019, 2018 and 2017;
(3) Consolidated Statements of Shareholders’ (Deficit) / Equity for the years ended December 31, 2019, 2018 and 2017; and
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017.

*	Filed herewith
(1)	Incorporated herein by reference to Exhibit 3.1 to the registrant’s report on Form 6-k filed with the Commission on August 30, 2019.
(2)	Incorporated herein by reference to Exhibit 99.1 to the registrant’s report on Form 6-K filed with the Commission on July 20, 2011.
(3)	Incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed with the Commission on March 19, 2019.
(4)	Incorporated herein by reference to Exhibit 4.2 to the registrant’s registration statement on Form F-1/A filed with the Commission on December 6, 2016.
(5)	Incorporated herein by reference to Exhibit 4.2 to the registrant’s registration statement on Form F-1/A filed with the Commission on May 2, 2019.
(6)	Incorporated herein by reference to Exhibit 4.2 to the registrant’s registration statement on Form F-1/A filed with the Commission on May 2, 2019.
(7)	Incorporated herein by reference to Exhibit 4.1 to the registrant’s annual report on Form 20-F filed with the Commission on April 28, 2017.
(8)	Incorporated herein by reference to Exhibit 4.2 to the registrant’s annual report on Form 20-F filed with the Commission on April 28, 2017.
(9)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by United Capital Investments Corp. with the Commission on September 12, 2014.
(10)	Incorporated herein by reference to Exhibit D to the Schedule 13D related to the registrant filed by Jelco Delta Holding Corp. with the Commission on March 12, 2015.
(11)	Incorporated herein by reference to Exhibit 4.51 to the registrant’s annual report on Form 20-F filed with the Commission on April 21, 2015.
(12)	Incorporated herein by reference to Exhibit 4.10 to the registrant’s annual report on Form 20-F filed with the Commission on April 20, 2016.
(13)	Incorporated herein by reference to Exhibit 4.11 to the registrant’s annual report on Form 20-F filed with the Commission on April 20, 2016.
(14)	Incorporated herein by reference to Exhibit 4.10 to the registrant’s annual report on Form 20-F filed with the Commission on March 25, 2019.
(15)	Incorporated herein by reference to Exhibit 4.11 to the registrant’s annual report on Form 20-F filed with the Commission on March 25, 2019.
(16)	Incorporated herein by reference to Exhibit 10.9 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018.
(17)	Incorporated herein by reference to Exhibit 10.10 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018.
(18)	Incorporated herein by reference to Exhibit 4.12 to the registrant’s annual report on Form 20-F filed with the Commission on April 20, 2016.
(19)	Incorporated herein by reference to Exhibit 4.52 to the registrant’s annual report on Form 20-F filed with the Commission on April 21, 2015.
(20)	Incorporated herein by reference to Exhibit 4.14 to the registrant’s annual report on Form 20-F filed with the Commission on April 20, 2016.
(21)	Incorporated herein by reference to Exhibit 4.15 to the registrant’s annual report on Form 20-F filed with the Commission on April 20, 2016.
(22)	Incorporated herein by reference to Exhibit 4.13 to the registrant’s annual report on Form 20-F filed with the Commission on March 7, 2018.
(23)	Incorporated herein by reference to Exhibit 4.19 to the registrant’s annual report on Form 20-F filed with the Commission on March 25, 2019.
(24)	Incorporated herein by reference to Exhibit 4.53 to the registrant’s annual report on Form 20-F filed with the Commission on April 21, 2015.
(25)	Incorporated herein by reference to Exhibit 4.17 to the registrant’s annual report on Form 20-F filed with the Commission on April 20, 2016.
(26)	Incorporated herein by reference to Exhibit 10.18 to the registrant’s registration statement on Form F-1 filed with the Commission on October 28, 2016.

(27)	Incorporated herein by reference to Exhibit 10.19 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018.
(28)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on April 13, 2015.
(29)	Incorporated herein by reference to Exhibit 10.17 to the registrant’s registration statement on Form F-1 filed with the Commission on October 20, 2017.
(30)	Incorporated herein by reference to Exhibit 10.18 to the registrant’s registration statement on Form F-1 filed with the Commission on October 20, 2017.
(31)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.
(32)	Incorporated herein by reference to Exhibit 10.28 to the registrant’s registration statement on Form F-1/A filed with the Commission on April 5, 2019.
(33)	Incorporated herein by reference to Exhibit 4.57 to the registrant’s annual report on Form 20-F filed with the Commission on April 21, 2015.
(34)	Incorporated herein by reference to Exhibit 4.58 to the registrant’s annual report on Form 20-F filed with the Commission on April 21, 2015.
(35)	Incorporated herein by reference to Exhibit 4.38 to the registrant’s annual report on Form 20-F filed with the Commission on April 20, 2016.
(36)	Incorporated herein by reference to Exhibit 10.43 to the registrant’s registration statement on Form F-1 filed with the Commission on October 28, 2016.
(37)	Incorporated herein by reference to Exhibit 4.43 to the registrant’s annual report on Form 20-F filed with the Commission on April 28, 2017.
(38)	Incorporated herein by reference to Exhibit 10.29 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018.
(39)	Incorporated herein by reference to Exhibit 10.35 to the registrant’s registration statement on Form F-1/A filed with the Commission on April 5, 2019.
(40)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 29, 2015.
(41)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on December 29, 2015.
(42)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on December 29, 2015.
(43)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on February 11, 2016.
(44)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on March 14, 2016.
(45)	Incorporated herein by reference to Exhibit 10.1 to the registrant’s report on Form 6-K filed with the Commission on August 5, 2016.
(46)	Incorporated herein by reference to Exhibit 10.2 to the registrant’s report on Form 6-K filed with the Commission on August 5, 2016.
(47)	Incorporated herein by reference to Exhibit 10.3 to the registrant’s report on Form 6-K filed with the Commission on August 5, 2016.
(48)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on April 7, 2017.
(49)	Incorporated herein by reference to Exhibit 10.34 to the registrant’s registration statement on Form F-1 filed with the Commission on October 20, 2017.
(50)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.
(51)	Incorporated herein by reference to Exhibit 10.41 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018.
(52)	Incorporated herein by reference to Exhibit 10.48 to the registrant’s registration statement on Form F-1/A filed with the Commission on April 5, 2019.
(53)	Incorporated herein by reference to Exhibit 4.53 to the registrant’s annual report on Form 20-F filed with the Commission on March 25, 2019.
(54)	Incorporated herein by reference to Exhibit 4.40 to the registrant’s annual report on Form 20-F filed with the Commission on April 20, 2016.

(55)	Incorporated herein by reference to Exhibit 10.48 to the registrant’s registration statement on Form F-1 filed with the Commission on October 28, 2016.
(56)	Incorporated herein by reference to Exhibit 10.51 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018.
(57)	Incorporated herein by reference to Exhibit 4.59 to the registrant’s annual report on Form 20-F filed with the Commission March 25, 2019.
(58)	Incorporated herein by reference to Exhibit 10.60 to the registrant’s registration statement on Form F-1 filed with the Commission on October 20, 2017.
(59)	Incorporated herein by reference to Exhibit 4.67 to the registrant’s annual report on Form 20-F filed with the Commission on March 25, 2019.
(60)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.
(61)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.
(62)	Incorporated herein by reference to Exhibit 4.69 to the registrant’s annual report on Form 20-F filed with the Commission on March 25, 2019.
(63)	Incorporated herein by reference to Exhibit 10.79 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018.
(64)	Incorporated herein by reference to Exhibit 10.80 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018.
(65)	Incorporated herein by reference to Exhibit 4.73 to the registrant’s annual report on Form 20-F filed with the Commission on March 25, 2019.
(66)	Incorporated herein by reference to Exhibit 10.81 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018.
(67)	Incorporated herein by reference to Exhibit 10.82 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018.
(68)	Incorporated herein by reference to Exhibit 4.77 to the registrant’s annual report on Form 20-F filed with the Commission on March 25, 2019.
(69)	Incorporated herein by reference to Exhibit 10.87 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018.
(70)	Incorporated herein by reference to Exhibit 10.88 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018.
(71)	Incorporated herein by reference to Exhibit 10.96 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018.
(72)	Incorporated herein by reference to Exhibit 10.90 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018.
(73)	Incorporated herein by reference to Exhibit 4.92 to the registrant’s annual report on Form 20-F filed with the Commission on March 25, 2019.
(74)	Incorporated herein by reference to Exhibit 10.96 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018.
(75)	Incorporated herein by reference to Exhibit 4.93 to the registrant’s annual report on Form 20-F filed with the Commission on March 25, 2019.
(76)	Incorporated herein by reference to Exhibit 4.94 to the registrant’s annual report on Form 20-F filed with the Commission on March 25, 2019.
(77)	Incorporated herein by reference to Exhibit 4.95 to the registrant’s annual report on Form 20-F filed with the Commission on March 25, 2019.
(78)	Incorporated herein by reference to Exhibit 10.99 to the registrant’s registration statement on Form F-1/A filed with the Commission on April 5, 2019.
(79)	Incorporated herein by reference to Exhibit 4.4 to the registrant’s report on Form 6-K filed with the Commission on May 17, 2019.
(80)	Incorporated herein by reference to Exhibit 4.5 to the registrant’s report on Form 6-K filed with the Commission on May 17, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chairman & Chief Executive Officer

Date: March 5, 2020

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Seanergy Maritime Holdings Corp.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Seanergy Maritime Holdings Corp. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedule listed in the Table of Contents at Item 18.1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has a working capital deficiency and has stated that substantial doubt exists about the Company's ability to continue as a going concern. In addition, the Company has not complied with a certain covenant of a loan agreement with a bank. Management's evaluation of the events and conditions and management's plans regarding these matters also are described in Note 3. The 2019 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2012.

Athens, Greece
March 5, 2020

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2019 and December 31, 2018
(In thousands of US Dollars, except for share and per share data)

	Notes	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	5	13,654	6,684
Restricted cash	5, 8	900	260
Accounts receivable trade, net	2	1,763	2,649
Inventories	6	3,862	5,289
Prepaid expenses		400	707
Other current assets	2, 8	1,252	887
Deferred voyage expenses	2	96	407
Total current assets		21,927	16,883

Fixed assets:
Vessels, net	7	253,781	243,214
Other fixed assets, net		386	503
Total fixed assets		254,167	243,717

Other non-current assets:
Deposits assets, non-current	5	1,325	3,495
Deferred charges, non-current	2	4,677	2,323
Restricted cash, non-current	5, 8	-	500
Right of use asset – leases		426	615
Other non-current assets		29	29
TOTAL ASSETS		282,551	267,562

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs of $2,443 and $1,078, respectively	3, 8	183,066	16,195
Trade accounts and other payables		16,105	14,426
Due to related parties, net of deferred finance costs of $113 and NIL, respectively	4	24,237	-
Convertible notes, net of deferred finance costs of $17 and NIL, respectively	4	2,588	-
Accrued liabilities		6,881	4,634
Lease liability	10	108	118
Deferred revenue	2	4,296	890
Total current liabilities		237,281	36,263

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs of NIL and $2,308, respectively	8	-	179,026
Due to related parties, non-current, net of deferred finance costs of NIL and NIL, respectively	4	-	19,349
Long-term portion of convertible notes, net of deferred finance costs of $212 and NIL, respectively	4	12,020	11,124
Lease liability, non-current	10	318	497
Deferred revenue, non-current	2	3,074
Total liabilities		252,693	246,259

Commitments and contingencies	10	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2019 and 2018; 26,900,050 and 2,666,184 shares issued and outstanding as at December 31, 2019 and 2018, respectively	11	3	-
Additional paid-in capital	4	406,096	385,846
Accumulated deficit		(376,241)	(364,543)
Total Stockholders’ equity		29,858	21,303
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		282,551	267,562

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Loss
For the years ended December 31, 2019, 2018 and 2017
(In thousands of US Dollars, except for share and per share data)

	Notes	2019	2018	2017
Revenues:
Vessel revenue	2	89,523	94,859	77,710
Commissions	2	(3,024)	(3,339)	(2,876)
Vessel revenue, net		86,499	91,520	74,834
Expenses:
Voyage expenses	2	(36,641)	(40,184)	(34,949)
Vessel operating expenses		(18,980)	(20,742)	(19,598)
Management fees		(989)	(1,042)	(1,016)
General and administration expenses		(5,989)	(6,500)	(5,081)
Amortization of deferred dry-docking costs		(844)	(634)	(870)
Depreciation		(11,016)	(10,876)	(10,518)
Impairment loss	7	-	(7,267)	-
Operating income		12,040	4,275	2,802
Other income / (expenses), net:
Interest and finance costs	12	(15,216)	(16,415)	(12,277)
Interest and finance costs – related party	4 & 12	(8,629)	(8,881)	(5,122)
Gain on debt refinancing	8	-	-	11,392
Interest and other income		213	83	47
Foreign currency exchange losses, net		(52)	(104)	(77)
Total other expenses, net		(23,684)	(25,317)	(6,037)
Net loss before income taxes		(11,644)	(21,042)	(3,235)
Income taxes		(54)	(16)	-
Net loss		(11,698)	(21,058)	(3,235)

Net loss per common share
Basic and diluted	13	(0.76)	(8.40)	(1.35)
Weighted average common shares outstanding
Basic and diluted	13	15,332,755	2,507,087	2,389,719

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2019, 2018 and 2017
 (In thousands of US Dollars, except for share data)

	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ equity
	# of Shares	Par Value

Balance, January 1, 2017	2,271,479	-	369,294	(338,462)	30,832
Issuance of common stock (Note 11)	193,810	-	2,597	-	2,597
Issuance of convertible notes (Note 3)	-	-	10,389	-	10,389
Stock based compensation (Note 14)	-	-	730	-	730
Net loss	-	-	-	(3,235)	(3,235)
Balance, December 31, 2017	2,465,289	-	383,010	(341,697)	41,313
Adoption of revenue recognition accounting policy adjustment (Note 2)	-	-	-	(1,788)	(1,788)
Issuance of common stock (Note 11)	120,000	-	1,541	-	1,541
Stock based compensation (Note 14)	80,895	-	1,295	-	1,295
Net loss	-	-	-	(21,058)	(21,058)
Balance, December 31, 2018	2,666,184	-	385,846	(364,543)	21,303
Issuance of common stock and warrants (Notes 4 & 11)	24,090,199	3	18,844	-	18,847
Related parties liabilities released (Note 4)		-	96	-	96
Stock based compensation (Note 14)	143,667	-	1,310	-	1,310
Net loss	-	-	-	(11,698)	(11,698)
Balance, December 31, 2019	26,900,050	3	406,096	(376,241)	29,858

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2019, 2018 and 2017
(In thousands of US Dollars)

	2019	2018	2017
Cash flows from operating activities:
Net loss	(11,698)	(21,058)	(3,235)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	11,016	10,876	10,518
Amortization of deferred dry-docking costs	844	634	870
Amortization of deferred finance charges	1,140	1,173	518
Amortization of convertible note beneficial conversion feature	3,713	4,339	2,127
Stock based compensation	1,310	1,295	730
Amortization of deferred finance charges - related party	3,745	7	13
Gain on debt refinancing	-	-	(11,392)
Impairment loss	-	7,267	-
Changes in operating assets and liabilities:
Accounts receivable trade, net	845	(511)	(843)
Inventories	1,427	(492)	(748)
Prepaid expenses	307	(424)	401
Other current assets	(212)	(534)	52
Deferred voyage expenses	311	(707)	-
Deferred charges, non-current	(2,297)	(32)	(144)
Other non-current assets	-	2	(26)
Trade accounts and other payables	1,679	5,499	2,345
Accrued liabilities	(5,502)	(760)	1,705
Deferred revenue	3,406	(851)	(109)
Deferred revenue, non-current	3,074	-	-
Net cash provided by operating activities	13,108	5,723	2,782
Cash flows from investing activities:
Vessels acquisitions and improvements	(12,349)	(30,921)	(32,992)
Net proceeds from sale of vessels	-	22,652	-
Other fixed assets, net	-	(558)	-
Net cash used in investing activities	(12,349)	(8,827)	(32,992)
Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	13,225	-	2,637
Proceeds from long term debt	6,422	67,130	34,500
Proceeds from convertible notes	-	-	9,000
Proceeds from related party debt	5,000	2,000	16,200
Payments of financing and stock issuance costs	(698)	(1,153)	(561)
Repayments of long term debt	(17,598)	(68,468)	(36,435)
Net cash provided by / (used in) financing activities	6,351	(491)	25,341
Net increase / (decrease) in cash and cash equivalents and restricted cash	7,110	(3,595)	(4,869)
Cash and cash equivalents and restricted cash at beginning of period	7,444	11,039	15,908
Cash and cash equivalents and restricted cash at end of period	14,554	7,444	11,039

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	14,144	18,504	14,661
Deposits	-	4,075	-

Noncash financing activities:
Shares issued to settle unpaid interest in connection with financing – related party (Note 4)	2,115	-	-
Shares issued in lieu of interest payments in connection with financing – related party (Note 4)	3,846	-	-
Shares issued to settle deferred finance cost in connection with financing – related party (Note 4)	239	-	-
Unpaid interest waived – related party (Note 4)	96	-	-
Related party debt drawdown (Note 4)	2,000	-	-
Related party debt refinanced (Note 4)	(2,000)	-	-
Shares issued in connection with financing	-	1,541	-
Conversion of related party debt into convertible note	-	-	(4,750)

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Athens, Greece and an office in Hong Kong. The Company provides global transportation solutions in the dry bulk shipping sector through its subsidiaries.

The accompanying consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the “Company” or “Seanergy”).

In 2019, the Company changed the presentation of “Prepaid expenses and other current assets”  and reclassified “Other current assets” into a separate line on the consolidated balance sheet. Comparative figures have been recast to reflect this change in presentation.

On March 20, 2019, the Company’s common stock began trading on a split-adjusted basis, following a February 26, 2019 approval from the Company’s Board of Directors to reverse split the Company’s common stock at a ratio of one-for-fifteen (Note 11). No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

a.	Subsidiaries in Consolidation:

Seanergy’s subsidiaries included in these consolidated financial statements as of December 31, 2019:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp. (1)(3)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp. (1)(3)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co. (1)	Marshall Islands	Gloriuship	November 3, 2015	N/A
Sea Genius Shipping Co. (1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Leader Shipping Co. (1)	Marshall Islands	Leadership	March 19, 2015	N/A
Premier Marine Co. (1)	Marshall Islands	Premiership	September 11, 2015	N/A
Gladiator Shipping Co. (1)(Note 7)	Marshall Islands	Gladiatorship	September 29, 2015	October 11, 2018
Guardian Shipping Co. (1)(Note 7)	Marshall Islands	Guardianship	October 21, 2015	November 19, 2018
Champion Ocean Navigation Co. Limited (1)(6)	Malta	Championship	December 7, 2015	November 7, 2018
Squire Ocean Navigation Co. (1)	Liberia	Squireship	November 10, 2015	N/A
Emperor Holding Ltd. (1)	Marshall Islands	N/A	N/A	N/A
Knight Ocean Navigation Co. (1)(8)(Note 8)	Liberia	Knightship	December 13, 2016	June 29, 2018
Lord Ocean Navigation Co. (1)	Liberia	Lordship	November 30, 2016	N/A
Partner Shipping Co. Limited (1)(7)	Malta	Partnership	May 31, 2017	N/A
Pembroke Chartering Services Limited (1)(4)	Malta	N/A	N/A	N/A
Martinique International Corp. (1)(5)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014
Harbour Business International Corp. (1)(5)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014
Maritime Capital Shipping Limited (1)	Bermuda	N/A	N/A	N/A
Maritime Capital Shipping (HK) Limited (2)(3)	Hong Kong	N/A	N/A	N/A
Maritime Glory Shipping Limited (2)	British Virgin Islands	Clipper Glory	May 21, 2010	December 4, 2012
Maritime Grace Shipping Limited (2)	British Virgin Islands	Clipper Glory	May 21, 2010	October 15, 2012
Atlantic Grace Shipping Limited (2)(5)	British Virgin Islands	N/A	N/A	N/A
Fellow Shipping Co. (1)(Note 7)	Marshall Islands	Fellowship	November 22, 2018	N/A
Champion Marine Co. (1)	Liberia	N/A	N/A	N/A
Champion Marine Co. (1)(8)	Marshall Islands	N/A	N/A	N/A

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(1)	Subsidiaries wholly owned
(2)	Former vessel-owning subsidiaries owned by Maritime Capital Shipping Limited (or “MCS”)
(3)	Management companies
(4)	Chartering services company
(5)	Dormant companies
(6)	Previously known as Champion Ocean Navigation Co., of the Republic of Liberia and redomiciled to the Republic of Malta on May 23, 2018
(7)	Previously known as Partner Shipping Co., of the Republic of the Marshall Islands and redomiciled to the Republic of Malta on May 23, 2018
(8)	Bareboat charterers

2.	Significant Accounting Policies:

(a)	Principles of Consolidation

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

The Company deconsolidates a subsidiary or derecognizes a group of assets when the Company no longer controls the subsidiary or group of assets specified in Accounting Standards Codification (ASC or Codification) 810-10-40-3A. When control is lost, the Company derecognizes the assets and liabilities of the qualifying subsidiary or group of assets. The Financial Accounting Standards Board (“FASB”) concluded that the loss of control and the related deconsolidation of a subsidiary or derecognition of a group of assets specified in ASC 810-10-40-3A is a significant economic event that changes the nature of the investment held in the subsidiary or group of assets. Based on this consideration, a gain or loss is recognized upon the deconsolidation of a subsidiary or derecognition of a group of assets.

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

Seanergy’s functional currency is the United States dollar since the Company’s vessels operate in international shipping markets and therefore primarily transact business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies are translated into the United States dollar using exchange rates that are in effect at the time of the transaction. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to United States dollars at the foreign exchange rate prevailing at year-end. Gains or losses resulting from foreign currency translation are reflected in the consolidated statement of loss.

(d)	Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of the financial condition of its customers, receives charter hires in advance and generally does not require collateral for its accounts receivable.

(e)	Cash and Cash Equivalents

Seanergy considers time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(f)	Restricted Cash

Restricted cash is excluded from cash and cash equivalents. Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company’s borrowing arrangements or in relation to bank guarantees issued on behalf of the Company, which are legally restricted as to withdrawal or use. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

(g)	Accounts Receivable Trade, Net

Accounts receivable trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. Receivables related to spot voyages are determined to be unconditional and include in Accounts Receivable Trade, Net. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was established as of December 31, 2019 and 2018.

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

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses and for legal fees covered by directors’ and officers’ liability insurance. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, the claim is not subject to litigation and the Company can make an estimate of the amount to be reimbursed. The classification of the insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

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

The Company determines undiscounted projected operating cash flows for each vessel and compares it to the vessel’s carrying value. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than the vessel’s carrying amount, the Company impairs the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimates and the average of the trailing 10-year historical charter rates, excluding outliers) adjusted for commissions, expected off hires due to scheduled maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled maintenance.

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

Time charter revenue, including bareboat charter revenue, is recorded over the term of the charter agreement as the service is provided and collection of the related revenue is reasonably assured. Under a time charter, revenue is adjusted for a vessel’s off hire days due to major repairs, dry dockings or special or intermediate surveys (Note 2(p)). Spot charter revenue is recognized on a pro-rata basis over the duration of the voyage, when a voyage agreement exists, the price is fixed or determinable, service is provided and the collection of the related revenue is reasonably assured.

Demurrage income, which is considered a form of variable consideration and is recognized as the performance obligation is satisfied, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the years ended December 31, 2019, 2018 and 2017 was $1,528, $2,108 and $1,935, respectively.

Despatch expense, which is considered a form of variable consideration and is recognized as the performance obligation is satisfied, is included in voyage revenues, and represents payments to the charterer by the vessel owner when loading or discharging time is faster than the stipulated time in the voyage charter agreements. Despatch expense for the years ended December 31, 2019, 2018 and 2017 was $432, $612 and $501, respectively.

On January 1, 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers and the related amendments (“ASC 606” or “the new revenue standard”). The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. The Company analyzed its contacts with charterers as at the adoption date, and determined that its spot charters fall under the provisions of ASC 606, while its time charter agreements contain leases which are evaluated under lease guidance as discussed in Note 2(p).

Under the new revenue standard, voyage revenue is recognized from the time when the vessel arrives at the load port until completion of cargo discharge.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The adoption of new standard resulted in an increase in the opening Accumulated deficit balance as of January 1, 2018 of approximately $1,788 as a result of the adjustment of Vessels revenue and Voyage expenses. Having not adopted ASC 606, the Company’s consolidated net loss would have been $352 (approximately $0.14 per share) less for the year ended December 31, 2018.

Remaining Performance Obligations

The Company has taken the practical expedient not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

Disaggregation of Revenue

The Company disaggregates its revenue from contracts with customers by the type of charter (time charters and spot charters). The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as at December 31, 2019 and 2018:

	December 31,
	2019	2018
Accounts receivable trade, net from spot charters	653	2,332
Accounts receivable trade, net from time charters	1,110	317
Total	1,763	2,649

Deferred revenue represents cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. The current portion of Deferred revenue as of December 31, 2019 was $1,663 under ASC 606 and $2,633 under ASC 842. The non-current portion of Deferred revenue as of December 31, 2019 relates entirely to ASC 606. Revenue recognized in 2019 from amounts included in deferred revenue at the beginning of the period was $890. Revenue recognized in 2018 from amounts included in deferred revenue at the beginning of the period was approximately $1,741.

(p)	Leases

In February 2016, the FASB issued ASU No. 2016-02 - Leases (ASC 842), and as amended, it requires lessees to recognize most leases on the balance sheet. The Company early adopted ASC 842, as amended from time to time, retrospectively from January 1, 2018. The Company also elected to apply the additional and optional transition method to new and existing leases at the adoption date as well as all the practical expedients which allowed the Company’s existing lease arrangements, in which it was a lessee or lessor, classified as operating leases under ASC 840 to continue to be classified as operating leases under ASC 842. The Company concluded that the criteria for not separating lease and non-lease components of its time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. In this respect, the Company accounts for the combined component as an operating lease in accordance with ASC 842. The Company recognizes income from lease payments over the lease term on a straight line basis. The Company assessed its new time charter contracts at the adoption date under the new guidance and concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. The Company recognizes income for variable lease payments in the period when changes in facts and circumstances on which the variable lease payments occur. Rental income on the Company’s time charterers is mostly calculated at an index linked rate based on the five T/C routes rate of the Baltic Capesize Index. The Company recognized a right of use asset for rental of office space at the adoption date.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The following table presents the Company’s income statement figures derived from spot charters for the year ended December 31, 2019:

December 31, 2019
Vessel revenues, net of commissions	55,701
Voyage expenses	(33,109)
Total	22,592

The following table presents the Company’s income statement figures derived from time charters for the year ended December 31, 2019:

December 31, 2019
Vessel revenues, net of commissions	30,798
Voyage expenses	(3,532)
Total	27,266

Charterers individually accounting for more than 10% of revenues during the years ended December 31, 2019, 2018 and 2017 were:

Customer	2019	2018	2017
A	19%	26%	17%
B	18%	21%	-
C	15%	-	-
D	-	11%	17%
Total	52%	58%	34%

As of December 31, 2019, the Company has entered into five long-term time charter agreements for periods of thirty-three to sixty months, with charterer’s option to extend all time charters. The first time charter commenced on November 5, 2018. Two time charters commenced in the third quarter of 2019. The remaining two time charters commenced in the fourth quarter or 2019. During 2019, the Company successfully installed exhaust gas cleaning systems, or scrubbers, on these five vessels. A portion of the scrubbers cost was paid for by the charterers, where such portion is provided for by the chartering agreements as an increased daily rate, which the Company accounts for on a straight-line basis over the minimum duration of each charter party. Amounts received in advance related to scrubber increased daily rates are recorded in Other current assets in the accompanying balance sheets.

Office lease

In April 2018, the Company moved into new office spaces. Under ASC 842, the lease is classified as an operating lease and a lease liability and right-of-use asset based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in general and administration expenses. The Company has assessed the lease for impairment, and since no impairment indicators existed, no impairment charge was recorded.

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

Vessel voyage expenses primarily consist of port, canal, bunker expenses and brokerage commissions that are unique to a particular charter and are paid for by the charterer under time charter agreements, bareboat charters and other non-specified voyage expenses. Under a spot charter, the Company incurs and pays for certain voyage expenses, primarily consisting of bunkers consumption, brokerage commissions, port and canal costs. Under ASC 606 and after implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer, and contract fulfillment costs, are capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. The Company has adopted the practical expedient not to capitalize incremental costs when the amortization period (voyage period) is less than one year. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the voyage period. Voyage costs arising as performance obligation are expensed as incurred.

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

Maritime Capital Shipping (HK) Limited, the Company’s management office in Hong Kong, is subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the year. The estimated profits tax for the year ended December 31, 2019 is $NIL.

Seanergy Management Corp. (“Seanergy Management”), the Company’s management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros. The contribution to be paid in 2020 by Seanergy Management for 2019 is estimated at $80.

Two of the Company’s vessel-owning subsidiaries are registered in Malta since May 23, 2018. The subsidiaries are subject to a corporate flat tax rate.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test).

Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company’s stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company’s outstanding stock (“5 Percent Override Rule”).

The Company and each of its subsidiaries did not qualify for this statutory tax exemption for the 2019 taxable year, as the Company did not meet the 50% Ownership Test requirement and was subject to the 5 Percent Override Rule for 2019.

The Company estimates that since no more than the 50% of its shipping income will be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. Some of the charterparties contain clauses that permit the Company to seek reimbursement from charterers of any U.S. tax paid. The Company has sought reimbursement and has secured payment from most of its charterers. The Company’s U.S. federal income tax based on its U.S. source shipping income for 2019 2018 and 2017, taking into consideration charterers’ reimbursement, was $22, $NIL and $NIL, respectively.

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

Basic earnings (losses) per common share are computed by dividing net income (loss) available to Seanergy’s shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (losses) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants and shares issued under the Equity Incentive Plan. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible notes. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

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

(z)	Fair Value Measurements

The Company follows the provisions of ASC 820, Fair Value Measurement, which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

(aa)	Debt Modifications and Extinguishments

The Company follows the provisions of ASC 470-50, Modifications and Extinguishments, to account for all modifications or extinguishments of debt instruments, except debt that is extinguished through a troubled debt restructuring or a conversion of debt to equity securities of the debtor pursuant to conversion privileges provided in terms of the debt at issuance. This Subtopic also provides guidance on whether an exchange of debt instruments with the same creditor constitutes an extinguishment and whether a modification of a debt instrument should be accounted for in the same manner as an extinguishment. In circumstances where an exchange of debt instruments or a modification of a debt instrument does not result in extinguishment accounting, this Subtopic provides guidance on the appropriate accounting treatment. Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Costs paid directly to third parties are expensed as incurred. Deferred financing costs are presented as a deduction from the corresponding liability. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(ab)	Convertible Notes and related Beneficial Conversion Features

The convertible notes are accounted for in accordance with ASC 470-20 “Debt with Conversion and Other Options.” The terms of each convertible  note included an embedded conversion feature which provided for a conversion at the option of the holder into shares of common stock at a predetermined rate.  The Company determined that the conversion features were beneficial conversion features (“BCF”) pursuant to ASC 470-20. The Company considered the BCF guidance only after determining that the features did not need to be bifurcated under ASC 815 “Derivatives and Hedging” or separately accounted for under the cash conversion literature of ASC 470-20.

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

(ac)	Distinguishing Liabilities from Equity

The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. The Company in its assessment for the accounting of the warrants issued in connection with the May 13, 2019 public offering and the Jelco Private Placement has taken into consideration ASC 480 “Distinguishing liabilities from equity” and determined that the warrants should be classified as equity instead of liability. The Company further analyzed key features of the warrants to determine whether these are more akin to equity or to debt and concluded that the warrants are equity-like. In its assessment, the Company identified certain embedded features, examined whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed. Upon exercise of the warrants, the holder is entitled to receive common shares. ASC 480 requires that a warrant which contains an obligation that may require the issuer to redeem the shares in cash, be classified as a liability and accounted for at fair value. No warrants were classified as liabilities.

(ad)	Going Concern

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern. ASU No. 2014-15 provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and on related required footnote disclosures.  For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Recent Accounting Pronouncements Adopted

On January 1, 2019, the Company adopted ASU No. 2018-07, Compensation—Stock Compensation, which concerns improvements to nonemployee share-based payment accounting. The amendments in this Update affect all entities that enter into share-based payment transactions for acquiring goods and services from nonemployees. The amendments in this Update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The classification of equity-classified nonemployee share-based payment awards will continue to be subject to the requirements of Topic 718 unless modified after the good has been delivered, the service has been rendered, any other conditions necessary to earn the right to benefit from the instruments have been satisfied, and the nonemployee is no longer providing goods or services. This eliminates the requirement to reassess classification of such awards upon vesting. The adoption of ASU No. 2018-07 did not have a material effect in the Company’s consolidated financial statements and disclosures.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No.  2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This standard, including the codification improvements issued in November 2018, requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In November 2018, FASB issued ASU 2018-19, Codification Improvements to topic 326, Financial Instruments-Credit Losses. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326)—Targeted Transition Relief, which is the final version of Proposed Accounting Standards Update 2019-100—Targeted Transition Relief for Topic 326, Financial Instruments—Credit Losses, which has been deleted. This Update provides entities with an option to irrevocably elect the fair value option applied on an instrument-by-instrument basis for certain financial assets upon the adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. In December 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. This update introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company has assessed all the expected credit losses of its financial assets and the adoption of this ASU does not have a material impact on the Company’s consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement, which improves the effectiveness of fair value measurement disclosures. The amendments in the Update apply to all entities that are required under existing GAAP, to make disclosures about recurring and non-recurring fair value measurements.  ASU No. 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The Company has assessed the impact of this new accounting guidance and the adoption of this ASU does not have a material impact on its consolidated financial statements and related disclosures.

In November 2019, the FASB issued ASU 2019-08, Codification Improvements—Share-Based Consideration Payable to a Customer. The amendments in this update require that an entity measure and classify share-based payment awards granted to a customer by applying the guidance in Topic 718. The amount recorded as a reduction of the transaction price is required to be measured on the basis of the grant-date fair value of the share-based payment award in accordance with Topic 718. The grant date is the date at which a grantor (supplier) and a grantee (customer) reach a mutual understanding of the key terms and conditions of a share-based payment award. The classification and subsequent measurement of the award are subject to the guidance in Topic 718 unless the share-based payment award is subsequently modified and the grantee is no longer a customer. The new guidance is effective in the first quarter of 2020 for entities that have adopted ASU 2018-07. The Company has assessed the impact of this new accounting guidance and the adoption of this ASU does not have a material impact on its consolidated financial statements and the related disclosures.

3.	Going Concern:

As described in Note 2, management is required under ASC 205-40, Going Concern, to evaluate whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued.

As of December 31, 2019, the Company has scheduled installments and balloon payments that are due within one year as follows:
•	$65,523 final balloon installments with respect to three of the Company’s debt facilities.
•	$20,506 debt and other financial liabilities installments with respect to third party lenders.
•	$28,150 related party loans and notes installments and final balloon installments.

The Company’s cash flow projections for the period after one year after the date that the financial statements are issued indicated that cash on hand and cash provided by operating activities will not be sufficient to cover the liquidity needs that become due within one year after the date that the financial statements are issued mainly due to the balloon payments that are due within the respective period.

On February 24, 2020, the Company received approval from the credit committee of one of its lenders to, inter alia, extend the maturities of two of its credit facilities to December 31, 2022. This approval is subject to completion of definitive documentation, following of which, the balloon installments due within one year after the issuance of the financial statements shall refer to only two facilities and shall amount to $60,470 instead of $65,523.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Any failure on the part of the Company to timely repay the balloons falling due within one year will result in the lenders demanding payment, which can potentially result in payment default that would trigger cross-default provisions in the Company’s remaining facilities. As such, as of December 31, 2019, the Company has classified the long-term portion of its bank debt and other financial liabilities in current liabilities and reported a working capital deficit of $215,354. Since as of the date of the issuance of these financial statements no definite plan has crystalized, the above conditions raised substantial doubts about the Company's ability to continue as a going concern.

Management plans to settle the loan interest and scheduled loan repayments with cash on hand and cash expected to be generated from operations. Concerning the final balloon payments, management has engaged in advanced discussions with its existing lenders which it believes they will have a positive outcome and is exploring, on an ongoing basis, several alternatives, including refinancing the existing third party and related party facilities and extending the respective maturities, issuing additional debt or equity securities or a combination of the foregoing. In addition, in the event that none of the above materialize, Management may consider the sale of all the underlying collaterals (i.e., four vessels) and repay in full the loans the maturity of which falls within 2020, rectifying as such the underlying defaults and consequently the cross default provisions that might be triggered under the remaining facilities. These alternatives are supported by the fair market valuation of the vessels, as assessed by third party valuators, which cover sufficiently the underlying loans.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, they do not include any adjustments that might result in the event the Company is unable to continue as a going concern.

4.	Transactions with Related Parties:

a.	Securities Purchase Agreement:

On May 9, 2019, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is the Company’s principal shareholder, in exchange for, among other things, the full and final settlement of certain unpaid interest and the neutralization of the interest rate under the Jelco Notes and the Jelco Loans (see below) for the period of April 1, 2019 until December 31, 2019 inclusive and a waiver of a mandatory prepayment requirement under the Fourth Jelco Loan (Note 4(c) & 11). In particular, in exchange for: (a) 621,958 Units (Note 11), Jelco settled $2,115 of accrued unpaid interest through March 31, 2019 and (b) 1,201,571 Units, Jelco (i) amended the interest rate at 0% per annum under each of the Jelco Notes and Jelco Loans for the period between April 1, 2019 and December 31, 2019 inclusive, resulting in an elimination of interest payments in an aggregate amount of $3,846 (which was accounted for as a deferred finance cost), and (ii) waived the mandatory prepayment obligation under the Fourth Jelco Loan to prepay the full or any part of the loan by utilizing at least 25% of the net proceeds of any public offering of securities, resulting in a deferred finance cost of $239. The $2,115 accrued unpaid interest settled was written off and an equal amount was recorded in equity at a price of $3.40 per unit which was determined as the fair value of the units at the date of the transaction, by reference to the public offering of units (Note 11) that took place concurrently with the private placement. In this respect, no gain or loss was recognized in the accompanying consolidated financial statements in relation with this transaction. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” regarding the elimination of interest payments and the deferred finance cost for the waiver of the prepayment of $3,846 and $239, respectively. Such amounts were deemed equivalent to the fair value of the shares issued to Jelco under the Purchase Agreement. The transaction was accounted for as debt modification, and as such, both amounts were recorded in equity and were deferred and amortized over the duration of the related facilities (and presented on the balance sheet against the respective balances as “net of deferred finance costs”).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

b.	Convertible Notes:

March 12, 2015 - $4,000 Convertible Note (First Jelco Note)

On March 12, 2015, the Company issued a convertible note of $4,000 to Jelco for general corporate purposes. The aggregate outstanding principal is repayable in December 2020. The First Jelco Note is secured by a guarantee from the Company’s wholly-owned subsidiary, Emperor Holding Ltd. (“Emperor”), which is the holding company of the vessel-owning subsidiary that owns the Lordship and of the bareboat charterer of the Knightship. On March 26, 2019, the Company and Jelco amended the First Jelco Note, in order to, among other things, (i) extend the maturity to December 31, 2020 and (ii) provide that the aggregate outstanding principal amount along with accrued interest shall be repaid in one bullet payment on the maturity date. On May 29, 2019, the Company and Jelco further amended the First Jelco Note, in order to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $155 unpaid and accrued up to March 31, 2019 inclusive was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 inclusive and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. As of December 31, 2019, $3,800 was outstanding under the First Jelco Note.

September 27, 2017 - $13,750 Convertible Note (Third Jelco Note)

On September 27, 2017, the Company issued a convertible note of $13,750 to Jelco for, inter alia, general corporate purposes. The aggregate outstanding principal is repayable in December 2022. The Third Jelco Note is secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the Company’s vessel-owning subsidiary that owns the Partnership; all cross collateralized with the First and the Second Jelco Loans (see below) and secured by a guarantee from Emperor. On February 13, 2019, the Company and Jelco amended the Third Jelco Note, in order to, among other things, (i) extend the note’s maturity to December 31, 2022, (ii) provide that the aggregate outstanding principal amount along with unpaid and accrued interest shall be repaid in one bullet payment on the maturity date and (iii) record the second priority securities and the first guarantee mentioned above. The second priority mortgage, second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and the guarantee issued from the vessel’s owning subsidiary were executed on February 15, 2019. Additionally, an option was given to the Company to prepay at any time the whole or any part of the note in a number of fully paid and non-assessable shares in the Company equal to an amount of the note being prepaid divided by a price per share to be agreed with Jelco. On May 29, 2019, the Company and Jelco further amended the Third Jelco Note, in order to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $540 unpaid and accrued up to March 31, 2019 inclusive was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 inclusive and (iii) the interest rate from January 1, 2020 until the note’s maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. As of December 31, 2019, $13,750 was outstanding under the Third Jelco Note.

The debt movement of the First and Third Jelco Notes is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2017	17,750	(14,389)	1,217	4,578
Amortization (Note 12)	-	-	2,384	2,384
Balance, December 31, 2018	17,750	(14,389)	3,601	6,962
Amortization (Note 12)	-	-	2,200	2,200
Balance, December 31, 2019	17,750	(14,389)	5,801	9,162

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The equity movement of the First and Third Jelco Notes is presented below:

Additional paid-in capital
Balance, December 31, 2017	14,189
Balance, December 31, 2018	14,189
Balance, December 31, 2019	14,189

September 7, 2015 - $24,665 Revolving Convertible Note (Second Jelco Note)

On September 7, 2015, the Company issued a revolving convertible note of $6,765 (the “Applicable Limit”) to Jelco for general corporate purposes. Following twelve amendments to the Second Jelco Note between December 2015 and May 2019, the Applicable Limit was raised to $24,665. Following the eleventh amendment on March 26, 2019, a drawdown request of up to $3,500 can be made by April 10, 2020 (the “Final Revolving Advance Date”). If the request is not made by the Final Revolving Advance Date, the advance will not be available to be drawn. The aggregate outstanding principal is repayable in December 2022. The Second Jelco Note is secured by a guarantee from Emperor. On May 29, 2019, the Company and Jelco amended the Second Jelco Note, in order to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $901 unpaid and accrued up to March 31, 2019 inclusive was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 inclusive and (iii) the interest rate from January 1, 2020 until the note’s maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments.  As of December 31, 2019, $21,165 was outstanding under the Second Jelco Note.

The debt movement of the Second Jelco Note is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2017	21,165	(21,165)	2,207	2,207
Additions	3,500	-	-	-
Amortization (Note 12)	-	-	1,955	1,955
Balance, December 31, 2018	24,665	(21,165)	4,162	4,162
Amortization (Note 12)	-	-	1,513	1,513
Balance, December 31, 2019	24,665	(21,165)	5,675	5,675

The equity movement of the Second Jelco Note is presented below:

Additional paid-in capital
Balance, December 31, 2017	21,165
Balance, December 31, 2018	21,165
Balance, December 31, 2019	21,165

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The Company refers to the First Jelco Note, the Second Jelco Note and the Third Jelco Note as the “Jelco Notes”.

The Company may, by giving five business days prior written notice to Jelco at any time, prepay the whole or any part of the Jelco Notes in cash or, subject to Jelco’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note(s) being prepaid divided by the agreed price per share. At Jelco’s option, the Company’s obligation to repay the principal amount(s) under the Jelco Notes or any part thereof may be paid in common shares at a conversion price of $13.50 per share. Jelco has also received customary registration rights with respect to any shares to be received upon conversion of the Jelco Notes.

c.	Loan Agreements:

First Jelco Loan originally entered into on October 4, 2016

On October 4, 2016, the Company entered into a loan facility with Jelco to partly finance the acquisition of the Lordship and Knightship. As amended, the aggregate amount borrowed was $12,800. As further amended, the facility is repayable in one bullet payment together with accrued interest on the maturity date. The Company is the borrower under the First Jelco Note. On February 13, 2019, the Company and Jelco amended and restated the First Jelco Loan, in order to, among other things, extend the final repayment date to June 30, 2020. On May 29, 2019, the Company and Jelco further amended the First Jelco Loan in order to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $159 unpaid and accrued up to March 31, 2019 inclusive was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 inclusive, and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 8.5%.

The First Jelco Loan is secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the vessel-owning subsidiary of the Partnership, all cross collateralized with the Third Jelco Note and the Second Jelco Loan, and a guarantee from Emperor. As of December 31, 2019, an amount of $5,900, gross of deferred financing costs, was outstanding under the First Jelco Loan.

Second Jelco Loan originally entered into on May 24, 2017

On May 24, 2017, the Company entered into a $16,200 loan facility with Jelco to partially finance the acquisition of the Partnership. On February 13, 2019, the Company and Jelco amended the Second Jelco Loan, in order to, among other things, extend the final repayment date to December 30, 2020. On May 29, 2019, the Company and Jelco further amended the Second Jelco Loan to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $354 unpaid and accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 inclusive and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 6.0%. The Second Jelco Loan is secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the vessel-owning subsidiary of the Partnership; all cross collateralized with the Third Jelco Note and the First Jelco Loan, and a guarantee from Emperor. As of December 31, 2019, an amount of $11,450, gross of deferred financing costs, was outstanding under the Second Jelco Loan.

Third Jelco Loan originally entered into on April 10, 2018

On April 10, 2018, the Company entered into a $2,000 loan facility with Jelco for working capital purposes which was refinanced on March 27, 2019 by the Fourth Jelco Loan, described below. All obligations thereunder, including unpaid interest of $96 as of December 31, 2018 (which was written off in the year ended December 31, 2019 and was recorded in equity under the provisions of ASC 470-50), were irrevocably and unconditionally discharged pursuant to the deed of release of March 27, 2019.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Fourth Jelco Loan originally entered into on March 26, 2019

On March 26, 2019, the Company entered into a $7,000 loan facility with Jelco, the proceeds of which were utilized (i) to refinance the Third Jelco Loan and (ii) for general corporate purposes. The Company drew down the entire $7,000 on March 27, 2019. The facility has a maturity date of September 27, 2020 and was repayable through one installment of $1,000 due on January 5, 2020 and a balloon installment of $6,000 payable at maturity. If the balance of Cash and Cash Equivalents (including Restricted Cash) as of December 31, 2019 was lower than $7,500, the Company had the option to request the deferral of the first repayment installment to the balloon installment; the Company repaid the $1,000 to Jelco in January 2020. On May 29, 2019, the Company and Jelco amended the Fourth Jelco Loan to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $6 unpaid and accrued up to March 31, 2019 inclusive was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 inclusive, (iii) the interest rate from January 1, 2020 until maturity was set at 6.0% per annum and (iv) the mandatory obligation to prepay the full or any part of the Fourth Jelco Loan by utilizing an amount equal to not less than 25% of the net proceeds of any public offering of securities was waived. The Fourth Jelco Loan is secured by a guarantee from Emperor. As of December 31, 2019, an amount of $7,000, gross of deferred financing costs, was outstanding under the Fourth Jelco Loan.

The Company refers to the First Jelco Loan, the Second Jelco Loan and the Fourth Jelco Loan as the “Jelco Loans”.

d.	Frontier Services Agreement:

On December 19, 2019, the Company entered into a services agreement with Frontier Tankers Corp., or Frontier, a corporation controlled by Claudia Restis, engaged in the ownership of tanker vessels through wholly owned vessel-owning subsidiaries. Pursuant to the Frontier Services Agreement, the Company and Seanergy Management assist Frontier and Frontier’s vessel-owning subsidiaries in their dealings with third parties and provide certain administration and management services. Each of Frontier’s vessel-owning subsidiaries shall pay Seanergy Management a quarterly fee of $0.90.

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

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	13,654	6,684
Restricted cash	900	260
Restricted cash, non-current	-	500
Total	14,554	7,444

Restricted cash as of December 31, 2019 includes $500 of minimum liquidity requirements as per the New ATB Loan Facility (Note 8), $350 in a dry-docking reserve account as per the New ATB Loan Facility and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, as of December 31, 2019, of $4,000 as per the Company’s credit facilities covenants, calculated as $500 per owned vessel, is included in Cash and cash equivalents. An aggregate amount of $2,925, not legally restricted, as per the sale and leaseback transactions is included in Cash and cash equivalents as of December 31, 2019 (Note 8). An aggregate amount of $200, not legally restricted, as per the New ATB Loan Facility, is included in Cash and cash equivalents as of December 31, 2019. Restricted cash as of December 31, 2018 includes $500 of minimum liquidity requirements as per the New ATB Loan Facility (Note 8), $210 in a dry-docking reserve account as per the New ATB Loan Facility and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, as of December 31, 2018, of $4,000 as per the Company’s credit facilities covenants, calculated as $500 per owned vessel, is included in Cash and cash equivalents in the accompanying consolidated balance sheets. An aggregate amount of $2,925, not legally restricted, as per the sale and leaseback transactions is included in Cash and cash equivalents in the accompanying consolidated balance sheets as of December 31, 2018 (Note 8).

6.	Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2019	December 31, 2018
Lubricants	522	556
Bunkers	3,340	4,733
Total	3,862	5,289

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

7.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2019	December 31, 2018
Cost:
Beginning balance	270,814	275,582
- Additions	21,466	28,789
- Disposals	-	(26,290)
- Impairment charges	-	(7,267)
Ending balance	292,280	270,814

Accumulated depreciation:
Beginning balance	(27,600)	(20,852)
- Additions	(10,899)	(10,793)
- Disposals	-	4,045
Ending balance	(38,499)	(27,600)

Net book value	253,781	243,214

On August 31, 2018, the Company entered into an agreement with an unaffiliated third party for the purchase of one second hand Capesize vessel, the Fellowship, for a gross purchase price of $28,700. The vessel was delivered to the Company on November 22, 2018. The acquisition of the vessel was financed through the Amended and Restated UniCredit Loan Facility (Note 8) and by cash on hand.

On September 20, 2018, the Company entered into two separate agreements with unaffiliated third parties for the sale of its two Supramax vessels, namely the Gladiatorship and the Guardianship for a gross sale price of $10,960 and $11,700, respectively. The Gladiatorship and the Guardianship were delivered to their new owners on October 11, 2018 and on November 19, 2018, respectively. Proceeds of $9,505 from the sale of Gladiatorship and $10,332 from the sale of Guardianship were retained with UniCredit to fund the acquisition of Fellowship. The Gladiatorship and the Guardianship were impaired since their carrying amount on the sale agreement date was higher than their fair value less cost to sell in accordance with the provisions of ASC 360. Accordingly, an impairment loss of $7,267 was recognized in the accompanying consolidated statements of loss. The fair value of the vessels was determined based on the agreed sale prices (Note 9).

During 2019, the Company installed exhaust gas cleaning systems, or scrubbers, on five of its vessels. The cost of these scrubbers amounted to $21,435 in the aggregate. The cost of the scrubbers was accounted as major improvement and was capitalized to vessels’ cost and will be depreciated over the remaining useful life of each vessel. Additionally, an amounts of $31 and $89 of expenditures were capitalized during the years ended December 31, 2019 and December 31, 2018, respectively.

As of December 31, 2019, all vessels, except for the Knightship and the Championship that are financed through other financial liabilities (sale and leaseback agreements), are mortgaged to secured loans of the Company (Note 8).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

8.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December31, 2019	December 31, 2018
Long-term debt and other financial liabilities	185,509	198,607
Less: Deferred financing costs	(2,443)	(3,386)
Total	183,066	195,221
Less - current portion	(183,066)	(16,195)
Long-term portion	-	179,026

Long-term debt

On March 6, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $8,750 or the Leader Alpha Bank Loan Facility. The loan was used to partially finance the acquisition of the Leadership. On July 1, 2019, the Company entered into a supplemental agreement to the facility, whereby, among other things, (i) the amount of the four scheduled quarterly amortization payments falling due within 2019 was reduced from $250 to $100 and (ii) an amount of $503 due to be repaid in the first quarter of 2019 was deferred to the final balloon installment due on March 17, 2020. As of December 31, 2019, the amount outstanding under the facility was $5,303.

On September 1, 2015, the Company entered into a loan agreement with Hamburg Commercial Bank AG, formerly known as HSH Nordbank AG, for a secured loan facility of $44,430, or the HCOB Facility. The loan was fully drawn down in 2015 and was used to pay for the acquisition of the Geniuship and the Gloriuship. The loan is repayable in quarterly installments being approximately $1,049 each, along with a balloon installment of $28,837 payable on the final maturity date, June 30, 2020.  As of December 31, 2019, the amount outstanding under the facility was $30,936.

On September 11, 2015, the Company entered into a facility agreement with UniCredit Bank AG, for a secured loan facility of $52,705. The loan was fully drawn down in 2015 and was made available to partially finance the acquisition of the Premiership, Gladiatorship and Guardianship. On November 22, 2018, the Company entered into an amendment and restatement of the facility, referred to as the Amended and Restated UniCredit Loan Facility, in order to (i) release the respective vessel-owning subsidiaries of the Gladiatorship and the Guardianship as borrowers and (ii) include as replacement borrower the vessel-owning subsidiary of the Fellowship. On July 3, 2019, the Company entered into a supplemental agreement to the Amended and Restated UniCredit Bank Loan Facility. Pursuant to its terms, among other things: (i) $2,208 of installments originally falling due within 2019 were deferred to the balloon installment on December 28, 2020, (ii) the applicable margin was increased by 1% from 3.20% to 4.20% with effect from March 26, 2019 until December 27, 2019 inclusive and reinstated to the original levels subsequently and (iii) the requirement for each borrower to hold minimum liquidity of $500 cash was cancelled. As of December 31, 2019, the amount outstanding under this facility was $37,841.

On November 4, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility of $33,750, or the Squire Alpha Bank Loan Facility. The loan was used to partially finance the acquisition of the Squireship. On July 1, 2019, the Company entered into a supplemental agreement to the Squire Alpha Bank Loan Facility. Pursuant to its terms, among other things: (i) the amount of the eight scheduled quarterly amortization payments falling due within 2020 and 2021 was increased from $844 to $919 (and as a result the balloon installment was reduced accordingly) and (ii) the requirement for the borrower to hold minimum liquidity of $500 cash was cancelled for 2019. The loan is repayable in eight quarterly installments of $919 each along with a balloon installment of $20,250 payable on the final maturity date, November 10, 2021. As of December 31, 2019, the amount outstanding under this facility was $27,000.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On December 2, 2015, the Company entered into a facility agreement with Natixis, for a secured loan facility of $39,412. The loan was used to partially finance the acquisition of the Championship. On September 29, 2017, Natixis entered into a deed of release and fully discharged the then outstanding balance of $35,412 of the secured term loan facility obligations to the lender for a total settlement amount of $24,000 on September 29, 2017. The first-priority mortgage over the Championship and all other securities created in favor of Natixis were irrevocably and unconditionally released pursuant to the deed of release. In the third quarter of 2017, the Company recognized a gain from the Natixis refinancing of $11,392, net of $6 refinancing charges and $14 write-off of unamortized deferred financing charges which is presented in “Gain on debt refinancing” in the consolidated statements of loss.

On May 24, 2017, the Company entered into a loan agreement with Amsterdam Trade Bank N.V. for a secured loan facility of up to $18,000 to partially finance the acquisition of the Partnership. On September 25, 2017, in order to partially fund the refinancing of the previous loan facility with Natixis dated December 2, 2015, the facility was amended and restated (the “Amended and Restated ATB Loan Facility”), increasing the loan amount by an additional tranche of $16,500, or Tranche B. The amendment and restatement of the facility did not alter the interest rate, the maturity date, the amortization and the repayment terms of the existing tranche under the loan facility, or the financial covenants applicable to the Company as guarantor. On November 7, 2018, ATB entered into a deed of release with respect to the Championship, releasing the underlying borrower in full after the settlement of the outstanding balance of $15,700 pertaining to the specific vessel tranche. The first-priority mortgage over the Championship and all other securities created in favor of ATB for the specific vessel’s tranche were irrevocably and unconditionally released pursuant to the deed of release. On February 15, 2019, Amsterdam Trade Bank N.V. entered into a further deed of release with respect to the Partnership resulting in a complete release of the facility agreement after full settlement of the outstanding balance of $16,390.

On February 13, 2019, the Company entered into a new loan facility with ATB, or the New ATB Loan Facility, in order to (i) refinance the existing indebtedness over the Partnership under the Amended and Restated ATB Loan Facility and (ii) for the financing of installation of open loop scrubber systems on the Squireship and Premiership. The New ATB Loan Facility is divided in Tranche A, relating to the refinancing of the Partnership, and Tranches B and C for the financing of the scrubber systems on the Squireship and the Premiership, respectively. Pursuant to the terms of the facility, Tranche A is repayable in sixteen equal quarterly installments being $200 each starting from February 26, 2019 and a balloon payment of $13,190 payable on November 27, 2022 and each of Tranche B and C is repayable in one quarterly installment of $162.5 and eleven quarterly installments of $189.8 starting from November 28, 2019 until August 26, 2022. As of December 31, 2019, the amount outstanding under this facility was $19,765.

On June 11, 2018, the Company entered into a $24,500 loan agreement with Blue Ocean maritime lending funds managed by EnTrustPermal for the purpose of refinancing the outstanding indebtedness of the Lordship under the previous loan facility with NSF dated November 28, 2016. The facility matures in June 2023 and can be extended until June 2025 subject to certain conditions. Specifically, the borrower has the right to sell the vessel back to the lender at a pre-agreed price of $20,800 on the fifth anniversary of the loan utilization (“Year-5 Put Option”). If the borrower elects to exercise the Year-5 Put Option, the lender has the right to extend the termination date of the loan by a further two years, in which case the exercise of the Year-5 Put Option by the borrower shall be cancelled in its entirety. Furthermore, the borrower has the right to sell the ship back to the lender at a pre-agreed price of $15,000 on the seventh anniversary of the loan utilization (“Year-7 Put Option”). If the borrower elects to exercise the Year-7 Put Option then the lenders will be obliged to purchase the ship at the pre-agreed price. The loan facility bears a weighted average all-in interest rate of 11.4% and 11.2% assuming a maturity date in June 2023 or in June 2025, respectively. The principal obligation amortizes in 20 or 28 quarterly installments, with a balloon payment of $15,300 or $9,500 due at maturity, assuming a maturity date in June 2023 or in June 2025, respectively.  As of December 31, 2019, the amount outstanding under this facility was $23,300.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Each of the facilities mentioned above is secured by a first priority mortgage over the respective vessel. The Squire Alpha Bank Loan Facility is additionally secured by a second priority mortgage over the Leadership. As of December 31, 2019, the Company was in compliance with all covenants relating to its loan facilities, except for the security cover ratio covenant under the HCOB Loan Facility. Such covenant breach can be rectified by the Company by paying the lender an amount equal to the difference of the value secured and the security requirement of approximately $936, or by providing additional security of $1,123 (Note 3). Even though as of the date of issuance of the consolidated financial statements the lenders have not declared an event of default under the loan agreement, the breach of this financial covenant constitutes an event of default with the passage of time and under certain circumstances and could result in the lender requiring immediate repayment of the outstanding loan, which matures in late June 2020. Management believes that the lender will not demand payment of the loan before its maturity, since the Company will continue to pay interest and loan installments, as they fall due under the existing loan facility.

Other Financial Liabilities - Sale and Leaseback Transactions

On June 28, 2018, the Company entered into a $26,500 sale and leaseback agreement for the Knightship with Hanchen Limited (“Hanchen”), an affiliate of AVIC International Leasing Co., Ltd., for the purpose of refinancing the outstanding indebtedness of the Knightship under the previous loan facility with NSF dated November 28, 2016. The Company’s wholly-owned subsidiary, Knight Ocean Navigation Co (“Knight”) sold and chartered back the vessel on a bareboat basis for an eight year period, having a purchase obligation of $5,299 at the end of the eighth year and having the option to repurchase the Knightship at any time following the second anniversary of the bareboat charter. Under ASC 842-40, the transaction was accounted for as a financial liability. The bareboat charter is secured by a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement, a share pledge agreement of the shares of the Charterer, technical and commercial managers’ undertakings and a guarantee from the Company. Of the $26,500, $18,550 were cash proceeds, $6,625 was withheld by Hanchen as an upfront charterhire upon the delivery of the vessel, and an amount of $1,325, or Charterer’s Deposit, included in “Deposits assets, non-current” in the consolidated balance sheet, was given as a deposit by Knight to Hanchen upon the delivery of the vessel in order to secure the due observance and performance by Knight of its obligations and undertakings as per the sale and leaseback agreement. The Charterer’s Deposit can be set off against the balloon payment at maturity. The bareboat charter requires Knight to maintain an amount of $1,325 (Note 5) until June 28, 2020 or if earlier, a sub-charter in form and substance acceptable to Hanchen is available. The charterhire principal bears interest at LIBOR plus a margin of 4% and amortizes in thirty-two consecutive equal quarterly installments of approximately $456 along with a balloon payment of $5,299 at maturity on June 29, 2026. The Charterer is required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120% of the charterhire principal minus the Charterer’s Deposit and the additional amount of $1,325 (Note 5). The charterhire principal, as of December 31, 2019, was $17,142.

On November 7, 2018, the Company entered into a $23,500 sale and leaseback agreement for the Championship with Cargill International SA (“Cargill”) for the purpose of refinancing the outstanding indebtedness of the Championship under the Amended and Restated ATB Loan Facility. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five year period, having a purchase obligation at the end of the fifth year. Under ASC 842-40, the transaction was accounted for as a financial liability. The Company is required to maintain an amount of $1,600 which may be set-off against the vessel repurchase price (Note 5). Moreover, under the subject sale and leaseback agreement, an additional tranche was provided to the Company for an amount of up to $2,750 for the purpose of financing the cost associated with the acquisition and installation on board the Championship of an open loop scrubber system. The subject tranche has been placed in an escrow account and is made available gradually subject to certain progress milestones. As of December 31, 2019, $248 remained from this additional tranche, which is included in “Other current assets” in the consolidated balance sheet. The cost of the financing is equivalent to an expected fixed interest rate of 4.71% for five years. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of which period it has a purchase obligation at $14,051. Additionally, at the time of purchase, if the market value of the vessel is greater than a floor price, as set forth in the agreement, the Company will pay to Cargill 20% of the difference between the market price and the floor price. The floor price started at $30,000 on November 7, 2018 and reduces to to $22,773 at the end of the five year term.  The Company has concluded that such contingent payment shall not be accrued in the consolidated financial statements, since information available does not indicate that it is probable that a liability has been incurred (i.e., buy back option) as of the latest balance sheet date and cannot be estimated. Moreover, as part of the transaction, the Company issued 120,000 of its common shares to Cargill which were subject to customary statutory registration requirements. The fair market value of the shares on the date issued to Cargill was $1,541 and amortize over the lease term using the effective interest method.  The unamortized balance is accounted for as a deferred finance cost and is classified in other financial liabilities on the consolidated balance sheet. The charterhire principal amortizes in sixty monthly installments averaging approximately $167 each along with a balloon payment of $14,051, including the additional scrubber tranche, at maturity on November 7, 2023. The charterhire principal and the scrubber tranche, as of December 31, 2019, was $21,515 and $2,708, respectively.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

All of the Company’s secured facilities (i.e., long-term debt and other financial liabilities) bear either floating interest at LIBOR plus a margin or fixed interest.

Certain of the Company’s long-term debt and other financial liabilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:

•	a minimum earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest coverage ratio;
•	a minimum borrower’s liquidity;
•	a minimum guarantor’s liquidity;
•	a security coverage requirement; and
•	a leverage ratio.

The Leader and Squire Alpha Bank Loan Facilities place a restriction on the Company’s ability to distribute dividends to its shareholders, pursuant to which the amount of the dividends so declared shall not exceed 50% of the Company’s net income except in case the cash and marketable securities are equal or greater than the amount required to meet the Company’s consolidated debt installments and interest payments until maturity for the Leader Alpha Bank Loan Facility and for the following eighteen-month period for the Squire Alpha Bank Loan Facility. Pursuant to the terms of the commitment letters signed on February 24, 2020, the Company expects the restrictions on its ability to distribute dividends to be removed (Note 15).

At December 31, 2019, eight of the Company’s owned vessels, having a net carrying value of $195,993, were subject to first and second priority mortgages as collateral to their long-term debt facilities. In addition, the Company’s two bareboat chartered vessels, having a net carrying value of $57,788 at December 31, 2019, have been financed through other financial liabilities (i.e., sale and leaseback agreements).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The annual principal payments required to be made after December 31, 2019, without taking into consideration the classification of all long-term debt and other financial liabilities as current as discussed in Note 3, are as follows:

Twelve month periods ending	Amount
December 31, 2020	82,726
December 31, 2021	14,058
December 31, 2022	43,960
December 31, 2023	21,011
Thereafter	23,754
Total	185,509

9.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

(b)	Fair Value of Financial Instruments

The fair values of the financial instruments shown in the consolidated balance sheets as of December 31, 2019 and 2018, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date.

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

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates approximates the fair market value as the long-term debt and other financial liabilities bear interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt are similar to those that could be procured as of December 31, 2019, and the carrying value of $7,000 approximates the fair market value of $6,907. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy.

10.	Commitments and Contingencies:

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

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities that should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters range from 1 to 60 months and extension periods vary from 11 to 27 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at December 31, 2019 (these amounts do not include any assumed off-hire):

Twelve month periods ending December 31,	Amount
2020	45,736
2021	44,234
2022	29,475
2023	5,035
Total	124,480

In April 2018, the Company moved into its new office spaces under a five-year lease term, with a Company’s option to extend the lease term for another five year term. The monthly rent is Euro 13,000 (or $15 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.1234 as of December 31, 2019), which is adjusted annually by one percent for inflation. The first year’s rent payments had been prepaid as of December 31, 2018. The second year’s rent payments were prepaid in April 2019. Under ASC 842, the lease is classified as an operating lease and a lease liability and right-of-use asset based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in general and administration expenses.

The following table sets forth the Company’s undiscounted office rental obligations as at December 31, 2019:

Twelve month periods ending December 31,	Amount
2020	127
2021	180
2022	182
2023	53
Total	542
Less: imputed interest	116
Present value of lease liabilities	426

Lease liabilities, current	108
Lease liabilities, non-current	318
Present value of lease liabilities	426

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

11.	Capital Structure:

(a)	Common Stock

On February 3, 2017, the Company entered into an Equity Distribution Agreement with Maxim Group LLC, or “Maxim”, as sales agent, under which the Company would offer and sell, from time to time through Maxim up to $20,000 of its common shares. On June 27, 2017, the Company and Maxim mutually terminated the Equity Distribution Agreement. As of June 27, 2017, the Company has sold a total of 185,477 of its common shares for aggregate net proceeds of $2,597 in connection with this public at-the-market offering. Maxim has received aggregate compensation for such sales of $86 as of June 27, 2017.

On April 10, 2017, the Company issued 8,333 of its common shares to an unaffiliated third party for the provision of investor relations services.

On May 18, 2017, the Company was notified by NASDAQ Stock Market that it was no longer in compliance with NASDAQ Listing Rule 5550(a)(2) because the closing bid price of the Company’s common stock for 30 consecutive business days, from April 5, 2017 to May 17, 2017, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market. This notification had no effect on the listing of the Company’s common stock, and the applicable grace period to regain compliance was 180 days, expiring on November 14, 2017. The Company could cure this deficiency if the closing bid price of its common stock was $1.00 per share or higher for at least ten consecutive business days during the grace period. On September 5, 2017, the Company received a letter from The Nasdaq Stock Market confirming that it had regained compliance with the minimum bid price requirement.

On April 23, 2018, the Company received written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from March 8, 2018 to April 20, 2018, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). The Company cured the deficiency with a reverse stock split which became effective on March 20, 2019.

On March 20, 2019, the Company’s common stock began trading on a split-adjusted basis, following a February 26, 2019 approval from the Company’s Board of Directors to reverse split the Company’s common stock at a ratio of one-for-fifteen. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. As a result, 961 shares were cancelled in order not to issue fractional shares. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

On May 13, 2019, the Company completed a public offering of 4,200,000 Units, each unit consisting of (i) one common share, par value $0.0001 per share (a “Common Share”) or a pre-funded warrant to purchase one Common Share at an exercise price equal to $0.01 per common share (a “Pre-Funded Warrant”), (ii) one Class B Warrant to purchase one common share (a “Class B Warrant”) and (iii) one Class C Warrant to purchase one common share (a “Class C Warrant”), for $3.40 per unit. Under (i) above, the Company issued 2,765,000 common shares and 1,435,000 pre-funded warrants. All Pre-Funded Warrants have been exercised as of June 30, 2019 resulting in issuance of 1,435,000 Common Shares.  The offering was consummated in connection with the Company’s form F-1 originally filed with the SEC on October 20, 2017, which was further amended. The gross proceeds of the offering, before underwriting discounts and commissions and estimated offering expenses, were approximately $14,293. The net proceeds from the sale of common shares and warrants, after deducting underwriters’ fees and expenses, were approximately $12,647, which proceeds were used for general corporate purposes, including, among other things, prepaying debt.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On May 13, 2019, the Company sold 1,823,529 Units of the Company in a separate private placement to Jelco, or the Jelco Private Placement, each Unit consisting of (i) one Common Share, (ii) one Class B Warrant, and (iii) one Class C Warrant, for $3.40 per unit, to Jelco in exchange for, among other things, the waiver or forgiveness of certain payment obligations of the Company, pursuant to the Purchase Agreement (Note 4).

On July 15, 2019, the Company received a written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from May 31, 2019 to July 12, 2019, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until January 13, 2020 (Note 15). The Company could cure this deficiency if the closing bid price of its common stock was $1.00 per share or higher for at least ten consecutive business days during the grace period. During that time, the Company’s common stock would continue to be listed and trade on the Nasdaq Capital Market (Note 15).

(b)	Warrants

In December 2016, in connection with the public offering of December 13, 2016, the Company granted 11,500,000 class A warrants with an exercise price of $30.00 each. The class A warrants were approved for listing on the Nasdaq Capital Market and trade under the ticker symbol “SHIPW” beginning on December 8, 2016. The class A warrants are immediately exercisable and expire on December 13, 2021. If and only if an effective registration statement covering the issuance of the common shares under the class A warrants is not available, the class A warrants may be exercised, at the holder’s option, pursuant to the “cashless exercise” clause of the class A warrant agreement. Under the “cashless exercise”, the holder will receive a net number of common shares determined according to class A warrant agreement. The Company may call the class A warrants for cancellation upon ten trading days prior written notice commencing thirteen months after issuance, subject to certain conditions, including the volume weighted average price of the Company’s common shares exceeding $105.00 for a period of ten consecutive trading days.

On May 13, 2019, the Company sold a total of 6,023,529 Units in connection with the public offering and the Jelco Private Placement, with each Unit consisting of (i) one Common Share or Pre-Funded Warrant, (ii) one Class B Warrant and (iii) one Class C Warrant. Each Class B Warrant had an exercise price of $3.74 per share, which was adjusted to $1.00 on December 13, 2019 pursuant to the terms of the warrant agreement, is exercisable upon issuance and expires three years from issuance. The underwriters partially exercised an over-allotment option granted in connection with the offering and purchased an additional 630,000 Class B Warrants and 630,000 Class C Warrants.  In connection with the Offering, the Company issued the representative of the underwriters a warrant to purchase 210,000 Common Shares (Representative Warrant). Each Class C Warrant has an exercise price of $3.74 per share, is exercisable upon issuance, and expires six months from issuance. Beginning on June 14, 2019, each Class C Warrant was exercisable on a cashless basis under certain circumstances for a number of common shares calculated according to a formula based on the market price at the time of exercise. Each Representative Warrant had an exercise price of $4.25 per share, which was adjusted to $1.00 on December 13, 2019 pursuant to the terms of the warrant agreement, and is exercisable at any time between November 9, 2019 and May 9, 2022.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

In connection to the public offering and private placement that took place on May 13, 2019, 6,653,529 Class C Warrants and 6,653,529 Class B Warrants were issued. As of December 31, 2019, 6,594,029 Class C Warrants have been exercised in a cashless exercise that resulted in the issuance of 18,067,631 common shares according to the terms of the Warrants’ Agreement. On November 13, 2019, all remaining unexercised Class C Warrants expired. No Class B Warrants and Representative Warrant have been exercised. As of December 31, 2019, the number of common shares that can potentially be issued under each outstanding warrant are:

Warrant	Shares to be issued upon exercise of remaining warrants
Class A	766,666
Class B	6,653,529
Representative Warrant	210,000
Total	7,630,195

No expenses were recorded in connection with these warrants which are classified in equity.

The Class A Warrants and Class B Warrants are listed on the Nasdaq Capital Market under the symbols “SHIPW” and “SHIPZ”, respectively.

12.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	Year ended December 31,
	2019	2018	2017
Interest on long-term debt and other financial liabilities	13,630	14,819	11,698
Amortization of debt issuance costs	738	1,173	518
Amortization of shares issued to third party (non-cash)	402	-	-
Other	446	423	61
Total	15,216	16,415	12,277

Interest and finance costs-related party are analyzed as follows:

	Year ended December 31,
	2019	2018	2017
Interest on long-term debt - related party	420	1,724	1,182
Amortization of debt issuance costs related party	240	7	13
Convertible notes interest expense	751	2,811	1,800
Convertible notes amortization of debt discount (non-cash)	3,713	4,339	2,127
Amortization of shares issued to related party (non-cash)	3,505	-	-
Total	8,629	8,881	5,122

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

13.	Loss per Share:

The calculation of net loss per common share is summarized below:

	For the years ended December 31,
	2019	2018	2017

Net loss	(11,698)	(21,058)	(3,235)

Weighted average common shares outstanding – basic and diluted	15,332,755	2,507,087	2,389,719
Net loss per common share – basic and diluted	$(0.76)	$(8.40)	$(1.35)

As of December 31, 2019, 2018 and 2017, securities that could potentially dilute basic LPS in the future that were not included in the computation of diluted LPS, because to do so would have anti-dilutive effect, are any incremental shares of non-vested equity incentive plan shares (Note 14) and of unexercised warrants (Note 11), both calculated with the treasury stock method, as well as shares assumed to be converted with respect to the convertible  notes (Note 4) calculated with the if-converted method.

14.	Equity Incentive Plan:

On February 1, 2018, the Compensation Committee granted an aggregate of 84,000 restricted shares of common stock pursuant to the 2011 Equity Incentive Plan, as amended. Of the total 84,000 shares issued, 38,334 shares were granted to the Company’s board of directors, 44,333 shares were granted to certain of the Company’s employees and 1,333 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $15.53. All the shares vest over a period of two years.

On January 10, 2019, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 200,000 shares. On January 10, 2019, the Compensation Committee granted an aggregate of 144,000 restricted shares of common stock pursuant to the Plan. Of the total 144,000 shares issued, 66,667 shares were granted to the board of directors, 70,666 shares were granted to certain of the Company’s employees and 6,667 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $9.15. All the shares vest over a period of two years. 48,000 shares vested on January 10, 2019, 48,000 shares vested on October 1, 2019 and 48,000 shares will vest on October 1, 2020.

On December 30, 2019, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan from 56,000 shares to 3,000,000 shares.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Restricted shares during 2019, 2018 and 2017 are analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2016	43,514	$25.05
Vested	(18,340)	26.55
Outstanding at December 31, 2017	25,174	$24.00
Granted	84,000	15.53
Vested	(71,607)	15.53
Forfeited	(3,066)	18.60
Outstanding at December 31, 2018	34,501	$16.35
Granted	144,000	9.15
Vested	(130,499)	7.02
Forfeited	(333)	9.15
Outstanding at December 31, 2019	47,669	$8.36

The fair value of the restricted shares has been determined with reference to the closing price of the Company’s common share on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of loss over the respective vesting periods. The related expense for shares granted to the Company’s board of directors and certain of its employees for the years ended December 31, 2019, 2018 and 2017 amounted to $1,295, $1,281 and $591, respectively, and is included under general and administration expenses. The related expense for shares granted to non-employees for the years ended December 31, 2019, 2018 and 2017, amounted to $15, $21 and $24, respectively, and is included under voyage expenses.

The unrecognized cost for the non-vested shares granted to the Company’s Board of Directors and certain of its employees as of December 31, 2019 and 2018 amounted to $181 and $221, respectively. At December 31, 2019, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s board of directors and its other employees not yet recognized is expected to be recognized is 0.75 year.

15.	Subsequent Events

a)
On January 14, 2020, the Company received a second written notification from the NASDAQ Stock Market, indicating that the Company is eligible for an additional 180 calendar day period, from January 13, 2020 to July 13, 2020, to regain compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, as the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. During this time, the Company’s common stock will continue to be listed and trade on the Nasdaq Capital Market.

b)
On February 24, 2020, the Compensation Committee granted an aggregate of 2,500,000 restricted shares of common stock pursuant to the Plan. Of the total 2,500,000 shares issued, 720,000 shares were granted to the non-executive members of the board of directors, 685,000 were granted to the executive officers, 970,000 shares were granted to certain of the Company’s non-executive employees and 125,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $0.32. All the shares will vest in equal tranches on each of the grant date, October 1, 2020 and October 1, 2021.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

c)
On February 24, 2020, the Company received approval from the credit committee of Alpha Bank A.E. to, inter alia, amend the applicable thresholds and extend the maturities of the two credit facilities with the bank to December 31, 2022. This approval is subject to completion of definitive documentation.

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)

Balance Sheets
December 31, 2019 and 2018
(In thousands of US Dollars, except for share and per share data)

	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	7,163	792
Restricted cash	50	50
Other current assets	278	222
Total current assets	7,491	1,064

Non-current assets:
Investments in subsidiaries*	62,484	52,999
Total non-current assets	62,484	52,999

TOTAL ASSETS	69,975	54,063

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Convertible notes, net of deferred finance costs of $17 and NIL, respectively	2,588	-
Due to related parties, net of deferred finance costs of $113 and NIL, respectively	24,237	-
Trade accounts and other payables	883	433
Accrued liabilities	389	1,854
Total current liabilities	28,097	2,287

Non-current liabilities:
Due to related parties, non-current, net of deferred finance costs of NIL and NIL, respectively	-	19,349
Long-term portion of convertible notes, net of deferred finance costs of $212 and NIL, respectively	12,020	11,124
Total liabilities	40,117	32,760

Commitments and contingencies	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2019 and 2018; 26,900,050 and 2,666,184 shares issued and outstanding as at December 31, 2019 and 2018, respectively	3	-
Additional paid-in capital	406,096	385,846
Accumulated deficit	(376,241)	(364,543)
Total Stockholders’ equity	29,858	21,303
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	69,975	54,063

* Eliminated in consolidation

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Statements of Loss
For the years ended December 31, 2019, 2018 and 2017
(In thousands of US Dollars, except for share and per share data)

	2019	2018	2017
Expenses:
General and administration expenses	(3,136)	(3,380)	(2,642)
Operating loss	(3,136)	(3,380)	(2,642)

Other (expenses) / income, net:
Interest and finance cost – related party	(8,629)	(8,881)	(5,122)
Gain on debt refinancing	-	-	11,392
Other, net	(22)	(327)	(29)
Total other (expenses) / income, net	(8,651)	(9,208)	6,241

Equity in loss of subsidiaries*	89	(8,470)	(6,834)

Net loss	(11,698)	(21,058)	(3,235)

Net loss per common share
Basic	(0.76)	(8.40)	(1.35)
Weighted average common shares outstanding
Basic	15,332,755	2,507,087	2,389,719

* Eliminated in consolidation

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2019, 2018 and 2017
(In thousands of US Dollars)

	2019	2018	2017
Net cash (used in) / provided by operating activities	(4,090)	(5,609)	6,314

Cash flows used in investing activities:
Investments in subsidiaries	(7,764)	2,413	(40,972)
Net cash (used in) / provided by investing activities	(7,764)	2,413	(40,972)

Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	13,225	-	2,637
Proceeds from convertible notes	-	-	9,000
Proceeds from related party debt	5,000	2,000	16,200
Net cash provided by financing activities	18,225	2,000	27,837

Net increase / (decrease) in cash and cash equivalents and restricted cash	6,371	(1,196)	(6,821)
Cash and cash equivalents and restricted cash at beginning of period	842	2,038	8,859
Cash and cash equivalents and restricted cash at end of period	7,213	842	2,038

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	164	3,648	2,773

Noncash financing activities:
Shares issued to settle unpaid interest in connection with financing – related party	2,115	-	-
Shares issued in lieu of interest payments in connection with financing – related party	3,846	-	-
Shares issued to settle deferred finance cost in connection with financing – related party	239	-	-
Unpaid interest waived – related party	96
Related party debt drawdown	2,000	-	-
Related party debt refinanced	(2,000)	-	-
Shares issued in connection with financing	-	1,541	-
Conversion of related party debt into convertible note	-	-	(4,750)

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Notes To The Condensed Financial Statements
(All amounts in footnotes in thousands of US Dollars)

1.	Basis of Presentation

In the parent-company-only condensed financial statements, the Parent Company’s (the “Company”) investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company did not receive cash dividends from its subsidiaries during the years ended December 31, 2019, 2018 and 2017.

The parent-company-only condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

2.	Transactions with Related Parties

Securities Purchase Agreement:

On May 9, 2019, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Jelco in exchange for, among other things, the full and final settlement of certain unpaid interest and the neutralization of the interest rate under the Jelco Notes and the Jelco Loans for the period of April 1, 2019 until December 31, 2019 and a waiver under the Fourth Jelco Loan. In particular, in exchange for: (a) 621,958 Units, Jelco settled $2,115 of unpaid interest through March 31, 2019 and (b) 1,201,571 Units, Jelco (i) amended the interest rate at 0% per annum under each of the Jelco Notes and Jelco Loans for the period between April 1, 2019 and December 31, 2019, resulting in a reduction of interest payments in an aggregate estimated amount of $3,846, and (ii) waived the mandatory prepayment obligation under the Fourth Jelco Loan to prepay the full or any part of the loan by utilizing at least 25% of the net proceeds of any public offering of securities, resulting in a deferred finance cost of $239.

See Note 4 “Transactions with Related Parties” to the consolidated financial statements for further information.

Convertible Notes

On March 12, 2015, the Company issued a convertible note of $4,000 to Jelco for general corporate purposes (First Jelco Note).

On September 7, 2015, the Company issued a revolving convertible note of up to $6,765 to Jelco for general corporate purposes (Second Jelco Note). As amended, the maximum principal amount available to be drawn was increased to $24,665. Following an amendment on March 26, 2019, a drawdown request of up to $3,500 may be made by April 10, 2020 (the “Final Revolving Advance Date”). If the request is not made by the Final Revolving Advance Date, the advance will not be available to be drawn and the principal amount will be decreased to $21,165.

On September 27, 2017, the Company issued a convertible note of $13,750 to Jelco (Third Jelco Note). Of the $13,750 under the note, $4,750 were used to make a mandatory prepayment under the May 2017 Jelco loan facility.

The Company refers to the First Jelco Note, the Second Jelco Note and the Third Jelco Note as the “Jelco Notes”. At Jelco’s option, the Company’s obligation to repay the principal amount(s) under the Jelco Notes or any part thereof may be paid in common shares at a conversion price of $13.50 per share.

See Note 4 “Transactions with Related Parties” to the consolidated financial statements for further information.

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Notes To The Condensed Financial Statements
(All amounts in footnotes in thousands of US Dollars)

Loan Agreements

On October 4, 2016, the Company entered into a $4,150 secured loan facility with Jelco to finance the initial deposits for the vessels Lordship and the Knightship (First Jelco Loan). On November 17, 2016 and November 28, 2016, the Company entered into amendments to this facility, which, among other things, increased the aggregate amount that may be borrowed under the facility to up to $12,800.

On May 24, 2017, the Company entered into an up to $16,200 secured loan facility with Jelco to partially finance the acquisition of the Partnership (Second Jelco Loan). The Company drew down the $16,200 on May 24, 2017. On June 22, 2017 and on August 22, 2017, the Company entered into supplemental letters with Jelco to amend the terms of this loan facility, whereby a mandatory repayment of $4,750 was deferred until September 29, 2017. On September 27, 2017, the facility was amended and restated. The mandatory repayment of $4,750 was financed by the convertible note issued to Jelco on September 27, 2017.

On April 10, 2018, the Company entered into a $2,000 loan facility with Jelco (Third Jelco Loan) for working capital purposes which was refinanced on March 27, 2019 by the Fourth Jelco Loan, described below. All obligations thereunder, including unpaid interest of $96 (which was recorded in equity), were irrevocably and unconditionally discharged pursuant to the deed of release of March 27, 2019.

On March 26, 2019, the Company entered into a $7,000 loan facility with Jelco (Fourth Jelco Loan), the proceeds of which were utilized (i) to refinance the Third Jelco Loan and (ii) for general corporate purposes. The Company drew down the entire $7,000 on March 27, 2019.

The Company refers to the First Jelco Loan, the Second Jelco Loan and the Fourth Jelco Loan as the “Jelco Loans”.

See Note 4 “Transactions with Related Parties” to the consolidated financial statements for further information.

3.	Guarantee

The Company has guaranteed the payment of principal and interest under the terms of the following loan agreements: the March 6, 2015 loan agreement with Alpha Bank A.E., the September 1, 2015 loan agreement with Hamburg Commercial Bank AG, formerly known as HSH Nordbank AG, the September 11, 2015 facility agreement with UniCredit Bank AG, the November 4, 2015 loan agreement with Alpha Bank A.E., the February 13, 2019 facility agreement with Amsterdam Trade Bank N.V, the June 11, 2018 loan agreement with Blue Ocean maritime lending funds managed by EnTrustPermal and the June 28, 2018 sale and leaseback agreement with Hanchen Limited. In the event of a default under these loan agreements, the Company will be directly liable to the lenders. These facilities mature at various times between 2020 and 2026. The maximum potential amount that the Company could be liable for under these guarantee as of December 31, 2019 is $161,287.

See Note 8 “Long-Term Debt” to the consolidated financial statements for further information.

Schedule I- Condensed Financial Information of Seanergy Maritime Holdings Corp. (Parent Company Only)
Notes To The Condensed Financial Statements
(All amounts in footnotes in thousands of US Dollars)

4.	Restrictions Which Limit the Payment of Dividends

Restrictions on Payment of Dividends

The Alpha Bank A.E. loan facility dated March 6, 2015 places a restriction on the Company’s ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy’s net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy’s consolidated installment and debt interest payments for the following eighteen-month period.

The Alpha Bank A.E. loan facility dated November 4, 2015 places a restriction on the Company’s ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy’s net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy’s consolidated installment and debt interest payments for the following eighteen-month period.

Pursuant to the terms of the commitment letters signed on February 24, 2020, we expect the restrictions on the Company’s ability to distribute dividends to be removed.

Restricted Net Assets of Consolidated Subsidiaries

As of December 31, 2019, the restricted net assets of the vessel owning subsidiary of Geniuship under the September 1, 2015 loan agreement with Hamburg Commercial Bank AG amounted to $3,753. As of December 31, 2019, the restricted net assets of the vessel owning subsidiary of Gloriuship under the September 1, 2015 loan agreement with Hamburg Commercial Bank amounted to $4,277. The Hamburg Commercial Bank AG loan agreement places a restriction on the vessel owning subsidiaries’ ability to distribute dividends to the Company, in case the market values of Geniuship and Gloriuship plus any additional security is less than 145% of total loan outstanding.

As of December 31, 2019, the restricted net assets of the vessel owning subsidiary of Partnership that has entered into the February 13, 2019 loan agreement with Amsterdam Trade Bank NV (ATB) amounted to $11,666. The ATB loan agreement places a restriction on the vessel owning subsidiary’s ability to distribute dividends to the Company, unless an additional repayment in an aggregate amount of $3,190 has been made.