Form 20-F
period 2020-12-31
Seanergy Maritime Holdings Corp.
filed 2021-03-31
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

154 Vouliagmenis Avenue, 166 74 Glyfada, Greece
(Address of principal executive offices)

Stamatios Tsantanis, Chairman & Chief Executive Officer
Seanergy Maritime Holdings Corp.
154 Vouliagmenis Avenue, 166 74 Glyfada, Greece
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2020, there were 68,314,985 shares of the registrant’s common stock, $0.0001 par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact.  In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

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

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors.” Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

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

•
changes in our ability to leverage the relationships and reputation in the dry bulk shipping industry of V.Ships Limited, or V.Ships, and V.Ships Greece Ltd., or V.Ships Greece, our technical managers, and Fidelity Marine Inc., or Fidelity, our commercial manager;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	acts of terrorism and other hostilities, pandemics or other calamities (including, without limitation, the worldwide novel coronavirus, or COVID-19, outbreak;

•	risks associated with the length and severity of the ongoing COVID-19 outbreak, including its effects on demand for dry bulk products, crew changes and the transportation thereof;

•	changes in global and regional economic and political conditions;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the dry bulk shipping industry;

•	our ability to continue as a going concern; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors.”

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

PART I

Unless the context otherwise requires, as used in this annual report, the terms “Company,” “Seanergy,” “we,” “us,” and “our” refer to Seanergy Maritime Holdings Corp. and any or all of its subsidiaries, and “Seanergy Maritime Holdings Corp.” refers only to Seanergy Maritime Holdings Corp. and not to its subsidiaries. References in this annual report to “Seanergy Maritime” refer to our predecessor, Seanergy Maritime Corp.

We use the term deadweight tons, or “dwt,” in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.  Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this annual report are to the lawful currency of the United States of America.  References in this annual report to our common shares are adjusted to reflect the consolidation of our common shares through reverse stock splits, including the one-for-five reverse stock split which became effective as of January 8, 2016, the one-for-fifteen reverse stock split which became effective as of March 20, 2019, and the one-for-sixteen reverse stock split which became effective as of June 30,2020.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table sets forth our selected consolidated financial data.  The selected consolidated financial data in the table as of December 31, 2020, 2019, 2018, 2017 and 2016 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.  The following data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and related notes included elsewhere in this annual report.

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

On June 30, 2020, we effected a 1-for-16 reverse split of our common stock. The reverse stock split became effective and our common stock began trading on a split-adjusted basis on the Nasdaq Capital Market at the opening of trading on June 30, 2020. There was no change in the number of authorized shares or the par value of our common stock. All share and per share amounts disclosed herein give effect to this reverse stock split retroactively, for all periods presented. (Amounts in the tables below are in thousands of U.S. dollars, except for share and per share data.)

	Year Ended December 31,
	2020	2019	2018	2017	2016
Statement of Income Data:
Vessel revenue, net	63,345	86,499	91,520	74,834	34,662
Voyage expenses	(18,567)	(36,641)	(40,184)	(34,949)	(21,008)
Vessel operating expenses	(22,347)	(18,980)	(20,742)	(19,598)	(14,251)
Management fees	(1,052)	(989)	(1,042)	(1,016)	(895)
General and administration expenses	(6,607)	(5,989)	(6,500)	(5,081)	(4,134)
Amortization of deferred dry-docking costs	(2,319)	(844)	(634)	(870)	(556)
Depreciation	(12,721)	(11,016)	(10,876)	(10,518)	(8,531)
Impairment loss	-	-	(7,267)	-	-
Operating income / (loss)	(268)	12,040	4,275	2,802	(14,713)
Interest and finance costs	(12,342)	(15,216)	(16,415)	(12,277)	(7,235)
Interest and finance costs - related party	(11,083)	(8,629)	(8,881)	(5,122)	(2,616)
Gain on debt refinancing	5,144	-	-	11,392	-
Interest and other income	208	213	83	47	20
Foreign currency exchange losses, net	(15)	(52)	(104)	(77)	(45)
Total other expenses, net	(18,088)	(23,684)	(25,317)	(6,037)	(9,876)
Net loss before income taxes	(18,356)	(11,644)	(21,042)	(3,235)	(24,589)
Income taxes	-	(54)	(16)	-	(34)
Net loss	(18,356)	(11,698)	(21,058)	(3,235)	(24,623)
Net loss per common share
Basic and diluted	(0.55)	(12.21)	(134.39)	(21.66)	(287.53)
Weighted average common shares outstanding
Basic and diluted	33,436,278	958,297	156,692	149,357	85,637

	As of December 31,
	2020	2019	2018	2017	2016
Balance Sheet Data:
Total current assets	30,547	21,927	16,883	19,498	22,329
Vessels, net	256,737	253,781	243,214	254,730	232,109
Total assets	295,245	282,551	267,562	275,705	257,534
Total current liabilities, including current portion of long-term debt and other financial liabilities	30,762	237,281	36,263	34,460	21,230
Total liabilities	199,551	252,693	246,259	234,392	226,702
Common stock	7	-	-	-	-
Total stockholders’ equity	95,694	29,858	21,303	41,313	30,832
Shares issued and outstanding as at December 31,	68,314,985	1,681,253	166,636	154,079	141,966

	Year Ended December 31,
	2020	2019	2018	2017	2016
Cash Flow Data:
Net cash provided by / (used in) operating activities	(9,735)	13,108	5,723	2,782	(15,339)
Net cash used in investing activities	(21,864)	(12,349)	(8,827)	(32,992)	(40,779)
Net cash provided by / (used in) financing activities	39,096	6,351	(491)	25,341	68,672

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate and others relate to our business in general or our common stock.  If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our securities could decline.

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the headings “Risks Relating to Our Industry,” “Risk Relating to Our Company” and “Risks Relating to Our Common Shares” and should be carefully considered, together with other information in this Annual Report on Form 20-F and our other filings with the Securities and Exchange Commission, before making an investment decision regarding our common stock.

•
The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.

•
Charter hire rates for dry bulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.

•
The novel coronavirus global pandemic, or other epidemics, could decrease the demand and supply for the raw materials we transport and the rates that we are paid to carry them, and could adversely affect our business, results of operations, or financial condition.

•	We are mostly dependent on spot or index-linked charters and any decrease in spot charter rates or indexes in the future may adversely affect our earnings.
•	An over-supply of dry bulk vessel capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.
•
If economic conditions throughout the world decline, it will negatively impact our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

•	We are exposed to political, social and macroeconomic risks relating to the United Kingdom’s exit from the European Union.
•	Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.
•	Rising fuel prices may adversely affect our profits.
•	Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.
•	Climate change and greenhouse gas restrictions may be imposed.
•	Increased scrutiny of environmental, social and governance matters may impact our business and reputation.
•
Our vessels may call on ports located in or may operate in countries that are subject to restrictions imposed by the United States, the European Union or other governments that could result in fines or other penalties imposed on us and may adversely affect our reputation and the market price of our common stock.

•	Sulfur regulations to reduce air pollution from ships have required retrofitting of vessels and may cause us to incur significant costs.
•	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
•	Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
•	Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.
•	Acts of piracy on ocean-going vessels have increased in frequency, which could adversely affect our business.
•	The operation of dry bulk vessels has particular operational risks.
•
If any of our vessels fails to maintain its class certification or fails any annual survey, intermediate survey, or special survey, or if any scheduled class survey takes longer or is more expensive than anticipated, this could have a material adverse impact on our financial condition and results of operations.

•
Because seafaring employees we employ are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

•	Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flows.
•	Governments could requisition our vessels during a period of war or emergency, which could negatively impact our business, financial condition, results of operations, and available cash.

•
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

•	We have depended in the past on Jelco Delta Holding Corp., or Jelco, our former affiliated principal shareholder, for financing and may not be able to secure such financing in the future.
•	Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.
•
Our loan agreements and other financing arrangements contain, and we expect that other future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our loan agreements and financing arrangements, a default by us under one loan could lead to defaults under multiple loans and financing agreements.

•	If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
•
Purchasing and operating secondhand vessels, such as our current fleet, may result in increased operating costs and vessel off-hire, which could adversely affect our financial condition and results of operations.

•	Newbuilding projects are subject to risks that could cause delays.
•
We have agreed to acquire and may acquire additional vessels, and if those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

•
If volatility in the London InterBank Offered Rate, or LIBOR, occurs, or if LIBOR is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow.

•	The failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.
•	Rising crew costs may adversely affect our profits.
•
We may not be able to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

•	Our vessels may suffer damage, and we may face unexpected repair costs, which could adversely affect our cash flow and financial condition.
•	We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.
•	We maintain cash with a limited number of financial institutions including financial institutions that may be located in Greece, which will subject us to credit risk.
•	We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy financial obligations or to pay dividends.
•
In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

•	Due to our lack of fleet diversification, adverse developments in the maritime dry bulk shipping industry would adversely affect our business, financial condition, and operating results.
•	We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
•
Because we obtain some of our insurances through protection and indemnity associations, we may also be retrospectively subject to calls or premiums in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.

•	Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, could result in fines, criminal penalties, and an adverse effect on our business.
•	We depend on our commercial and technical managers to operate our business and our business could be harmed if our managers fail to perform their services satisfactorily.
•	Our managers are each privately held companies and there is little or no publicly available information about them.
•	Management fees will be payable to our technical manager regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.
•	We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common stock.
•	We may have to pay tax on U.S. source income, which would reduce our earnings.

•	We may be subject to tax in the jurisdictions in which we or our vessel-owning subsidiaries are incorporated or operate.
•	We are a “foreign private issuer,” which could make our common stock less attractive to some investors or otherwise harm our stock price.
•
The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to adverse findings in our auditors’ reports and challenges to the accuracy of our published audited consolidated financial statements.

•	We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.
•	Changing laws and evolving reporting requirements could have an adverse effect on our business.
•	A cyber-attack could materially disrupt our business.
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
•
We may issue additional common shares or other equity securities without shareholder approval, which would dilute our existing shareholders’ ownership interests and may depress the market price of our common shares.

•	The market price of our common shares has been and may in the future be subject to significant fluctuations. Further, there is no guarantee of a continuing public market to resell our common shares.
•	A possible “short squeeze” due to a sudden increase in demand of our common stock that largely exceeds supply may lead to further price volatility in our common shares.”
•
The declaration and payment of dividends will always be subject to the discretion of our board of directors and will depend on a number of factors. Our board of directors may not declare dividends in the future.

•
Anti-takeover provisions in our restated articles of incorporation and third amended and restated bylaws could make it difficult for shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

•
Issuance of preferred shares may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

•
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.

•
As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands and other offshore jurisdictions such as Liberia, Bermuda and the British Virgin Islands, our operations may be subject to economic substance requirements.

•	It may not be possible for investors to serve process on or enforce U.S. judgments against us.

Risks Relating to Our Industry

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.

The fair market values of our vessels are related to prevailing freight charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary. A decrease in the market value of our vessels could require us to raise additional capital in order to remain compliant with our loan covenants or the covenants in the other financing agreements and could result in the loss of our vessels (including, through foreclosure by our lenders and lessors) and adversely affect our earnings and financial condition.

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

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain covenants in our loan agreements and other financing agreements, and our lenders or lessors could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with the covenants under our loans and other financing agreements. If any of our loans and other financing agreements are accelerated, we may not be able to refinance our debt or obtain additional funding. We expect that we will enter into more loan agreements and other financing agreements in connection with our future acquisitions of vessels.  For more information regarding our current loan facilities and other financing agreements, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements – Credit Facilities.”

In addition, if vessel values decline, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. Furthermore, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, leading to a reduction in earnings.

Charter hire rates for dry bulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.

The downturn in recent years in the dry bulk charter market, from which we derive substantially all of our revenues, has affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 290 on February 10, 2016, which represents a decline of 98%. In 2020, the BDI ranged from a low of 393 on May 14, 2020 to a high of 2,097 on October 6, 2020, and during 2021, the BDI has ranged from a high of 2,319 on March 22, 2021 to a low of 1,303 on February 10, 2021.

The decline and volatility in charter rates has been due to various factors, including the over-supply of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and trade disruptions caused by natural or other disasters, such as those that resulted from the dam collapse in Brazil in 2019 and the outbreak of the coronavirus infection in China. Dry bulk charter rates remain at depressed levels and may decline further. These circumstances have had adverse consequences from time to time for dry bulk shipping, including, among other developments:

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

The novel coronavirus global pandemic, or other epidemics or pandemics, could decrease the demand and supply for the raw materials we transport and the rates that we are paid to carry them, and could adversely affect our business, results of operations, or financial condition.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus first identified in China and its subsequent spread around the world (COVID-19) a global pandemic. The measures taken by governments worldwide in response to the outbreak, which included numerous factory closures and restrictions on travel, as well as labor shortages resulting from the outbreak, have reduced production of goods worldwide and decreased the amount of dry bulk commodities exported and imported worldwide. In addition, the increase in novel coronavirus cases in areas that constitute the main iron ore and coal exporters, such as Brazil, resulted in lower demand for our services, leading to lower revenues, cash flow and profitability. While some economies have re-opened in limited capacities and effective vaccines have already been developed, it is impossible to predict the exact course the virus will take over the next months until the majority of the population has been inoculated. As a result, there is increased uncertainty about how governments would respond to further waves of the virus, and how the behavior of our clients will change, if at all. Some experts fear that the economic consequences of the novel coronavirus could cause a recession that outlives the pandemic.

We have thus far been affected by the novel coronavirus pandemic as follows:

•
The pandemic had a negative impact on charter rates and therefore on our voyage revenues in 2020. We attribute the decrease in spot market charter rates, as compared with 2019, in part to the outbreak of the novel coronavirus and the reduction in demand for iron ore imports due to the disruption of regular inventory cycles.

•
Our vessels have been subject to quarantine checks upon arriving at certain ports. This has functionally limited the amount of cargo that we (and our competitors) are able to move because quarantine checks on arriving vessels have caused delays in loading and delivery of cargoes.

•
Due to quarantine restrictions placed on persons, prohibitions of crew changes by local authorities and additional procedures using commercial aviation and other forms of public transportation, our crew has had difficulty embarking and disembarking on our ships. This has not thus far materially affected our ability to crew out vessels, although it has impacted our costs for rotating our crew.

The duration and severity of these short-term impacts of the novel coronavirus pandemic are unknown, and additional short-term impacts and long-term consequences are possible. We expect that the novel coronavirus pandemic could affect, or continue to affect, our business in the following ways, among others:

•
Besides reducing demand for cargo, the novel coronavirus pandemic may functionally reduce the amount of cargo that we and our competitors are able to move because countries worldwide have imposed quarantine checks and hygiene measures on arriving vessels and implementation of remote working arrangements, which have caused delays in loading and delivery of cargoes. It is also possible that our charterers may try to invoke force majeure clauses as a result of such delays or other disruptions. Delays have also been reported at Chinese shipyards for newbuildings, drydocks and other works, in vessel inspections and related certifications by class societies, customers or government agencies, as well as delays and shortages or a lack of access to required spare parts and lack of berths or shortages in labor, which may in turn delay any repairs to, or scheduled or unscheduled maintenance or modifications to, or drydocking of, our vessels.

•
Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses while some other businesses have been required to close entirely. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Potential health impact on our employees and on the workforces of our customers and business partners may also bring disruptions to our operations while additional costs related to new regulations, directives or practices implemented in response to the pandemic may adversely affect our business. Employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.

•
The pandemic may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees’ well-being while ensuring that their operations continue undisrupted and, at the same time, adapting to new ways of operating. As such, employees required to operate remotely may significantly increase the risk of cybersecurity attacks.

•
In addition, public health threats such as COVID-19, in any area, including areas where we do not operate, could disrupt international transportation, including the imposition of quarantine restrictions placed on travelers. Our crews generally work on a rotation basis, relying exclusively on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew further, and possibly impact our ability to maintain a full crew synthesis onboard all our vessels at any given time. Additionally, we are particularly vulnerable to our crew members getting sick, as if even one of our crew members gets sick, local authorities could require us to detain and quarantine the vessel and its crew for an unspecified amount of time, disinfect and fumigate the vessels, or take similar precautions, which would add costs, decrease our utilization, and substantially disrupt our cargo operations. If a vessel’s entire crew fell seriously ill, we may have substantial difficulty operating its vessel and may necessitate extraordinary external aid. Any of these public health threats and related consequences could adversely affect our financial results.

•
Potential shortages or a lack of access to required spare parts for our vessels, or potential delays in any repairs to, or scheduled or unscheduled maintenance or modifications or dry docking of, our vessels, as a result of a lack of berths available by shipyards from a shortage in labor or due to other business disruptions.

•	Delays in vessel inspections and related certifications by class societies customers or government agencies.

As such, the pandemic has added and is expected to add further pressure to shipping freight rates. Further depressed rates along with the occurrence or continued occurrence of any of the foregoing events or other epidemics or pandemics or an increase in the severity or duration of the COVID-19 could have a material adverse impact on our business, financial condition, results of operations, cash flows, value of our vessels and ability to pay dividends. Effects of the current pandemic may also in the future result in reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to continued declines in global financial markets, including to the prices of publicly-traded securities of us, our peers and of listed companies generally. We note that future impacts cannot be reasonably estimated at this time, may take some time to materialize and may not be fully reflected in the results for the year ended December 31, 2020.

We are mostly dependent on spot or index-linked charters and any decrease in spot charter rates or indexes in the future may adversely affect our earnings.

We currently operate three of our vessels in the spot market, exposing us to fluctuations in spot market charter rates. The other eight are employed on time charters whose daily rates are linked to the Baltic Capesize Index, or BCI. Furthermore, we may employ the four vessels we have recently acquired or any additional vessels we may acquire in the spot market or on index-linked time charters.

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

The market supply of dry bulk vessels had increased due to the high level of new deliveries in recent years. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017. In addition, the dry bulk newbuilding orderbook, which extends to 2023, was approximately 5.75% of the existing world dry bulk fleet as of March 29, 2021, according to Clarksons Research, and the orderbook may increase further in proportion to the existing fleet. Even though the overall level of the orderbook has declined over the past years, an over-supply of dry bulk vessel capacity could prolong the period during which low charter rates prevail. Factors that influence the supply of vessel capacity include:

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

The world economy is facing a number of actual and potential challenges, including current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or Brexit, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and North Korea or Iran, and epidemics or pandemics, such as the coronavirus pandemic. For example, due in part to fears associated with the spread of coronavirus (as more fully described above), global financial markets experienced volatility and a steep and abrupt downturn followed by a recovery, which volatility may continue as the pandemic continues.  Such events may contribute to economic instability in global financial markets or cause a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long current market conditions will last.

The European Union, or EU, and other parts of the world were recently in a recession and uncertainty surrounds the potential for continued economic growth. Moreover, there is uncertainty related to certain European member countries' ability to refinance their sovereign debt, including Greece, despite the country's return to the sovereign debt markets in 2019. As a result, the credit markets in the United States and Europe have recently experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented a broad variety of governmental action and new regulation of the financial markets and may implement additional regulations in the future. As a result, global economic conditions and global financial markets have been, and continue to be, volatile. Further, credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.

In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Euroskeptic parties, which would like their countries to leave the Euro. Brexit further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP was approximately 2.3% for the year ended December 31, 2020, decreasing from 6.1% in 2019 and continuing to remain below pre-2008 levels. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the EU and in certain Asian countries may further adversely affect economic growth in China and elsewhere. Our results of operations and ability to grow our fleet could be impeded by a continuing or worsening economic downturn in any of these countries or geographic regions.

Furthermore, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, as indicated, the United States has sought to implement more protective trade measures. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. It is not yet clear how the United States administration under President Biden may deviate from the former administration's protectionist foreign trade policies. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

We are exposed to political, social and macroeconomic risks relating to the United Kingdom’s exit from the European Union.

In January 2020, the United Kingdom withdrew from the European Union (commonly referred to as “Brexit”). There are a number of areas of uncertainty in connection with the future of the United Kingdom and its relationship with the EU, which uncertainty may take years to fully resolve. It is not currently possible to determine the impact that the United Kingdom’s departure from the EU and/or any related matters may have on general economic conditions in the United Kingdom or the EU. Further, the United Kingdom’s departure from the EU may lead other European Union member countries to consider referendums regarding their European Union membership. The exit of the United Kingdom (or any other country) from the EU or prolonged periods of uncertainty relating to any of these possibilities could result in significant macroeconomic deterioration, including, but not limited to, further decreases in global stock exchange indices, increased foreign exchange volatility, decreased GDP in the European Union or other markets in which we operate, issues with cross-border trade, political and regulatory uncertainty and further sovereign credit downgrades. In addition, there could be changes to tax regulation affecting the repatriation of dividends from other countries, which may negatively affect us. Additionally, the impact of potential changes to the United Kingdom’s migration policy could have an uncertain impact on cross-border labor. The potential loss of the EU “passport,” or any other potential restrictions on free travel of UK citizens to Europe, and vice versa, could adversely impact the jobs market in general and our operations in Europe. Finally, Brexit is likely to lead to legal uncertainty in areas such as data protection, taxation, and potentially divergent national laws and regulations as the UK determines which EU laws to replace or replicate, including the GDPR. Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, results of operations and financial condition.

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

A number of our vessels are chartered on the spot charter market, either through trip charter contracts or voyage charter contracts and the vessels we have agreed to acquire may be chartered on the spot charter market. Voyage charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense. We do not intend to hedge our fuel costs, and, therefore, an increase in the price of fuel may affect in a negative way our profitability and our cash flows.

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

Climate change and greenhouse gas restrictions may be imposed.

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. For instance, the International Maritime Organization imposed a global 0.5% sulfur cap on marine fuels which came into force on January 1, 2020. In addition, the International Maritime Organization has adopted an initial strategy which identifies “levels of ambition” toward reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. These regulations and any additional regulations addressing similar goals could cause us to incur additional substantial expenses. See “Business Overview—Environmental and Other Regulations” for a discussion of these and other environmental regulations applicable to our operations.

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task was delegated under the Kyoto Protocol to the IMO for action), which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse consequences of climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for coal in the future, one of the primary cargoes carried by our vessels. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, and scarcity of water resources, may negatively impact our operations. Any long-term economic consequences of climate change could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Increased scrutiny of environmental, social and governance matters may impact our business and reputation.

In addition to the importance of their financial performance, companies are increasingly being judged by their performance on a variety of environmental, social and governance matters, or ESG, which are considered to contribute to the long-term sustainability of companies' performance.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company's efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of the company's board of directors in supervising various sustainability issues.

We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. As far as the environmental aspect is concerned, in 2019 we implemented technical and operational measures that have resulted in energy savings and a reduced carbon footprint for our vessels. Scrubber installations, Existing Vessel Design Index, or EVDI, upgrades, and Energy Saving Device installations constitute examples of the environmental practices we have adopted. However, in light of investors' increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society's expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

Our vessels may call on ports located in or may operate in countries that are subject to restrictions imposed by the United States, the European Union or other governments that could result in fines or other penalties imposed on us and may adversely affect our reputation and the market price of our common stock.

During the year ended December 31, 2020, none of our vessels called on ports located in countries subject to comprehensive sanctions and embargoes imposed by the U.S. government or countries identified by the U.S. government or other authorities as state sponsors of terrorism; however, our vessels may call on ports in these countries from time to time in the future on our charterers' instructions.  The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations.  In order to maintain compliance, we monitor and review the movement of our vessels on a daily basis.

We endeavor to provide that all or most of our future charters include provisions and trade exclusion clauses prohibiting the vessels from calling on ports where there is an existing U.S. embargo. Furthermore, as of the date hereof, neither the Company nor its subsidiaries have entered into or have any plans to enter into, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, Syria, North Korea, Cuba or any entities controlled by the governments of these countries.

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

Since January 1, 2020, IMO regulations require vessels to comply with a new global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Compliance with this regulation is achieved by (i) using 0.5% sulfur fuels on board, which are available at a higher cost; (ii) installing “scrubbers” for cleaning of the exhaust gas; or (iii) retrofitting vessels to be powered by liquefied natural gas (LNG), which may not yet be an economically viable option due to the lack of supply network and high costs involved in this process. We have installed scrubbers on 55% of our current fleet in cooperation with first-class time charterers who currently employ the vessels on time charters. As part of these agreements, the charterers covered the installation costs. The remaining 45% of our fleet complies by burning low sulfur fuel (0.5% or 0.1%). All engineering officers, engineering crew and deck officers employed on our vessels since January 1, 2020 have been required to undergo training and complete a certain e-module regarding the use of low sulfur fuels. We have further developed ship specific implementation plans for safeguarding the smooth transition with the usage of compliant fuels for such vessels that will not be equipped with scrubbers. Costs of ongoing compliance may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See Item 4. “Information on the Company—B. Business Overview— Environmental and Other Regulations—The International Maritime Organization.”

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. Vessels are required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMSs installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. The USCG has approved a number of BWMS.  Currently four of our vessels comply with the updated guidelines and we have made arrangements for the installation of ballast water treatment systems in another seven of our vessels, prior to the respective compliance deadlines. The costs of compliance may be substantial and affect our profitability.

Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. VIDA requires the EPA to develop performance standards for incidental discharges, and requires the Coast Guard to develop regulations within two years of the EPA's promulgation of standards. Under VIDA, all provisions of the Vessel General Permit remain in force and effect as currently written until the Coast Guard regulations are published.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Strait of Malacca, Arabian Sea, Red Sea, Gulf of Aden off the coast of Somalia, Indian Ocean and Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, in the Gulf of Guinea and the Strait of Malacca, with dry bulk vessels particularly vulnerable to such attacks.  Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur.  Acts of piracy could result in harm or danger to the crews that man our vessels.  Additionally, if piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or if our vessels are deployed in Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to employ onboard security armed guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charterparty, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels could have a material adverse impact on our business, financial condition and results of operations.

The operation of dry bulk vessels has particular operational risks.

The operation of dry bulk vessels has certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during discharging operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during discharging procedures may affect a vessel's seaworthiness while at sea. Hull fractures in dry bulk vessels may lead to the flooding of the vessels' holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, and results of operations.

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

If any vessel does not maintain its class, the vessel will not be allowed to carry cargo between ports and cannot be employed or insured. Any such inability to carry cargo or be employed, or any related violation of the covenants under our loans or other financing agreements, could have a material adverse impact on our financial condition and results of operations.

Because seafaring employees we employ are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

We employ a large number of seafarers. All the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set minimum standards in wages and labor conditions. We cannot assure you that these agreements will be renewed as necessary or will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

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

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels.

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

Risks Relating to Our Company

We have depended in the past on Jelco, our former affiliate and principal shareholder, for financing and may not be able to secure such financing in the future.

We have relied in the past on Jelco, a former affiliate of ours and formerly our principal shareholder, for funding for vessel acquisitions and general corporate purposes from 2015 through 2019. This has included convertible promissory notes and loan facilities, as further described under “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements.” We cannot assure you that in the future we will be able to rely on Jelco for financing on similar terms or at all. Any inability to secure financing in the future from Jelco or from alternative financing sources could negatively affect our liquidity position and ability to fund our ongoing operations.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2020, we had $173.3 million of outstanding debt, excluding unamortized financing fees and the convertible notes issued to Jelco. Moreover, we anticipate that we will incur future indebtedness in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying further vessels or securing such debt financing. Significant levels of debt could have important consequences to us, including the following:

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

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control, as well as the interest rates applicable to our outstanding indebtedness. If our operating income is not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future. For more information regarding our current loan arrangements, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements.”

Our loan agreements and other financing arrangements contain, and we expect that other future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our loan agreements and financing arrangements, a default by us under one loan could lead to defaults under multiple loans and financing agreements.

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

Because of the presence of cross-default provisions in our loan agreements and financing agreements, a default by us under a loan and the refusal of any one lender or financing counterparty to grant or extend a waiver could result in the acceleration of our indebtedness under our other loans and financing agreements. A cross-default provision means that if we default on one loan, we would then default on our other loans containing a cross-default provision.

In the recent past, we have obtained waivers, deferrals and amendments of certain financial covenants, payment obligations and events of default under our loan facilities with our lenders. However, there can be no assurance that we will obtain similar waivers and deferrals from our lenders in the future, if needed, as we have obtained in the past.

For more information regarding our current loan facilities, see please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements.”

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

Our fleet currently consists of 11 Capesize vessels, and upon the expected deliveries of our newly acquired vessels, our fleet will consist of 15 Capesize vessels, and we may acquire additional vessels in the future. Our ability to manage our growth will primarily depend on our ability to:

•	generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs, including debt service;

•	finance our operations;

•	locate and acquire suitable vessels;

•	identify and consummate acquisitions or joint ventures;

•	integrate any acquired businesses or vessels successfully with our existing operations;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet; and

•	expand our customer base.

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

All 11 of the vessels in our fleet and the four vessels we have recently agreed to acquire are secondhand vessels. Our inspection of these or other secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and the cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any secondhand vessels we acquire.

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

In addition, charterers actively discriminate against hiring older vessels. Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton, has become a major vetting service in the dry bulk shipping industry, which ranks the suitability of vessels based on a scale of one to five stars. There are carriers that may not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, a potentially deteriorated star rating for our vessels may affect their commercial operation and profitability and vessels in our fleet with lower ratings may experience challenges in securing charters. Effective as of January 1, 2018, Rightship's age trigger for a dry cargo inspection for vessels over 8,000 dwt changed from 18 years to 14 years, after which an annual acceptable Rightship inspection will be required. Rightship may downgrade any vessel over 18 years of age that has not completed a satisfactory inspection by Rightship, in the same manner as any other vessel over 14 years of age, to two stars, which significantly decreases its chances of entering into a charter. Therefore, one of our dry bulk carriers is 20 years of age, we may not be able to operate this vessel profitably during the remainder of its useful life. Three and eight vessels in our fleet have four and five-star risk ratings from Rightship, respectively.

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

We have agreed to acquire and may acquire additional vessels in the future, and if those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

We have agreed to acquire four vessels by the end of the second quarter of 2021 and we may acquire further vessels in the future. A delay in the delivery of any vessels to us, the failure of the contract counterparty to deliver a vessel at all, or us not taking delivery of a vessel could cause us to breach our obligations under a related time charter or could otherwise adversely affect our financial condition and results of operations. In addition, the delivery of any vessel with substantial defects could have similar consequences.

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

On July 27, 2017, the UK Financial Conduct Authority (“FCA”) announced that it would phase-out LIBOR by the end of 2021. On November 30, 2020, ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced plans to consult on ceasing publication of U.S. Dollar LIBOR on December 31, 2021 for only the one-week and two-month U.S. Dollar LIBOR tenors, and on June 30, 2023 for all other U.S. Dollar LIBOR tenors. This announcement coincided with an announcement by the International Swaps and Derivatives Association (“ISDA”) that the IBA announcement was not a triggering event which would set the spread to be used in its derivative contracts as part of the risk-free rate determination process. As a result, lenders have insisted on fallback provisions that entitle the lenders, in their discretion, to replace published LIBOR as the basis for the interest calculation with successor benchmark rates, such as their cost-of-funds rate. Certain of our existing financing arrangements, include fallback provisions in the event of the unavailability of LIBOR, but those fallback provisions and related successor benchmarks may create additional risks and uncertainties.. We are continuing to evaluate the impact of LIBOR discontinuation on us. While we cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks, the interest payable on our debt could be subject to volatility and our lending costs could increase, which would have an adverse effect on our profitability, earnings and cash flow.

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

We maintain all of our cash with a limited number of financial institutions, including institutions that are located in Greece. These financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Economic conditions in Greece have been, and continue to be, uncertain as a result of recent sovereign weakness. Although Moody's Investor Services Inc. upgraded the bank financial strength ratings, as well as the deposit and debt ratings, of several Greek banks in July 2019 to reflect improving prospects, the stand-alone financial strength of the banks and the anticipated additional pressures stemming from the legacy of the country's multi-year debt crisis and the COVID-19 pandemic continue to create challenging economic prospects.

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

Due to our lack of fleet diversification, adverse developments in the maritime dry bulk shipping industry would adversely affect our business, financial condition, and operating results.

Our business depends on the transportation of dry bulk commodities, and our fleet consists exclusively of Capesize vessels. Our lack of diversification could make us vulnerable to adverse developments in the maritime dry bulk shipping industry and demand for Capesize vessels in particular, which would have a significantly greater impact on our business, financial condition and operating results than it would if we maintained more diverse assets or lines of business.

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

Pursuant to our management agreements, V.Ships and V.Ships Greece provide us with technical, general administrative and support services (including vessel maintenance, crewing, purchasing, shipyard supervision, assistance with regulatory compliance, accounting related to vessels and provisions).   Fidelity provides us with commercial management services for our vessels and Seanergy Management Corp., or Seanergy Management, our wholly owned subsidiary, provides us with certain other management services. Seanergy Shipmanagement Corp., or Seanergy Shipmanagement, our wholly owned ship management subsidiary, provides certain technical management services to the Leadership and the Goodship. Our operational success depends significantly upon V.Ships’, V.Ships Greece’s, Fidelity's,  Seanergy Management's and Seanergy Shipmanagement’s satisfactory performance of these services. Our business would be harmed if V.Ships, V.Ships Greece, Fidelity, Seanergy Management or Seanergy Shipmanagement failed to perform these services satisfactorily. In addition, if our management agreements with any of V.Ships, V. Ships Greece, Fidelity, Seanergy Management or Seanergy Shipmanagement were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our existing management agreements.

Our ability to compete for and enter into new period time and spot charters and to expand our relationships with our existing charterers will depend largely on our relationship with our commercial manager, Fidelity, and its reputation and relationships in the shipping industry. If Fidelity suffers material damage to its reputation or relationships, it may harm our ability to: renew existing charters upon their expiration; obtain new charters; obtain financing on commercially acceptable terms; maintain satisfactory relationships with our charterers and suppliers; and successfully execute our business strategies.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, financial condition and results of operations.

Our managers are each privately held companies and there is little or no publicly available information about them.

The ability of V.Ships, V. Ships Greece and Fidelity to render management services will depend in part on their own financial strength. Circumstances beyond our control could impair their financial strength, and because each is a privately held company, information about their financial strength is not available. As a result, we and our shareholders might have little advance warning of financial or other problems affecting them even though their financial or other problems could have a material adverse effect on us.

Management fees will be payable to our technical manager regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to our technical management agreements with V.Ships and V.Ships Greece, we paid a monthly fee of $8,488 per vessel in 2020 to V.Ships for ten of our vessels and $9,167 for one vessel in 2020 to V.Ships Greece and we have been paying a monthly fee of about $8,750 per vessel starting January 1, 2021 to V.Ships and $9,167 per vessel starting January 1, 2021 to V.Ships Greece in exchange for provision of technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, for which we reimburse the technical manager. The management fees are payable whether or not our vessels are employed and regardless of our profitability, and we have no ability to require our technical managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common stock.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to our 2020 taxable year, and we do not expect to become a PFIC in any future taxable year. In this regard, we intend to treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets. There is substantial legal authority supporting this position including case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the shares of our common stock. Similar consequences would apply to holders of our warrants. See “Item 10.E. Tax Considerations – United States Federal Income Tax Consequences – United States Federal Income Taxation of U.S. Holders – Passive Foreign Investment Company Rules” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

We believe that we qualify for exemption from the 4% tax under Section 883 of the Code for our 2020 taxable year.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. See the description of the ownership tests which must be satisfied to qualify for exemption under Section 883 of the Code in “Item 10.E. Tax Considerations – United States Federal Income Tax Consequences – Exemption of Operating Income from United States Federal Income Taxation.”

Because the availability of the exemption depends on factual circumstances beyond our control, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2021 or subsequent taxable year. If we or our subsidiaries are not entitled to exemption under Section 883, we or our subsidiaries will be subject to the 4% U.S. federal income tax on 50% of any shipping income such companies derive that is attributable to the transport of cargoes to or from the United States. This tax is a cost, which, if unreimbursed, has a negative effect on our business and results in decreased earnings available for distribution to our shareholders.

We may be subject to tax in the jurisdictions in which we or our vessel-owning subsidiaries are incorporated or operate.

In addition to the tax consequences discussed herein, we may be subject to tax in one or more other jurisdictions where we or our vessel-owning subsidiaries are incorporated or conduct activities. We are subject to a corporate flat tax for our subsidiaries in Malta for the period from January 1, 2020 to December 31, 2020 and could be subject to additional taxation in the future in Malta or other jurisdictions where our subsidiaries are incorporated or do business. The amount of any such tax imposed upon our operations or on our subsidiaries' operations may be material and could have an adverse effect on our earnings.

We are a “foreign private issuer,” which could make our common stock less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common stock by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies. These factors could make our common stock less attractive to some investors or otherwise harm our stock price.

The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to adverse findings in our auditors' reports and challenges to the accuracy of our published audited consolidated financial statements.

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

Risks Relating to Our Common Shares

We may issue additional common shares or other equity securities without shareholder approval, which would dilute our existing shareholders' ownership interests and may depress the market price of our common shares.

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

In addition, as of March 30, 2021, we may be obliged to issue additional common shares pursuant to the terms of outstanding warrants and convertible notes as follows:

•
47,916 common shares issuable upon the exercise of outstanding Class A warrants at an exercise price of $480.00 per share, which warrants trade on the Nasdaq Capital Market under the ticker symbol “SHIPW” and expire in December 2021;

•
301,875 common shares issuable upon the exercise of outstanding Class B warrants at an exercise price of $16.00 per share, which warrants trade on the Nasdaq Capital Market under the ticker symbol “SHIPZ” and expire in May 2022;

•	113,970 common shares issuable upon the exercise of Class B warrants issued to Jelco pursuant to a Securities Purchase Agreement dated May 9, 2019, at an exercise price of $16.00 per share;

•
13,125 common shares issuable upon the exercise of a representative’s warrant issued to Maxim Group LLC in connection with our public offering which closed on May 13, 2019, at an exercise price per share of $16.00, which warrant expires in May 2022;

•
110,281 common shares issuable upon the exercise of a representative’s warrant issued to Maxim Group LLC in connection with our public offering which closed on April 2, 2020, at an exercise price per share of $3.40, which warrant expires in March 2023;

•
273,046 common shares issuable upon the exercise of outstanding Class D warrants at an exercise price of $1.60 per share, which warrants were issued in our public offering which closed on April 2, 2020 and expire in April 2025;

•
8,766,713 common shares issuable upon the exercise of outstanding Class E Warrants at an exercise price of $0.70 per share, which warrants were issued in our underwritten public offering which closed on August 20, 2020 and which expire in August 2025;

•	32,262,501 common shares issuable upon the conversion of outstanding convertible promissory notes that we issued to Jelco, at a conversion price of $1.20 per common share;

•
7,986,913 common shares issuable upon the exercise of the common share purchase warrant that we issued to Jelco on January 8, 2021, at an exercise price of $0.70 per common share, which expires in January 2026; and

•
8,571,428 common shares, which could be issued upon the exercise by Jelco of an option (on or before April 24, 2021, being 45 days after the effectiveness of the registration statement dated February 19, 2021), to purchase up to 4,285,714 additional units at a price of $0.70 per unit, each unit to immediately separate upon its issuance into one common share and one warrant to purchase a common share.

Our issuance of additional common shares upon the exercise of such warrants and convertible notes would cause the proportionate ownership interest in us of our existing shareholders, other than the exercising warrant or note holders, to decrease; the relative voting strength of each previously outstanding common share held by our existing shareholders to decrease; and, depending on our share price when and if these warrants or notes are exercised, may result in dilution to our shareholders.

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

Recently, the trading price of our common shares has increased significantly, which we believe is primarily attributable to the announcement of certain debt restructuring transactions in January 2021, including the Jelco Transactions described herein, our regaining compliance, on February 11, 2021, with Nasdaq listing rules concerning the minimum bid price of our common stock, and positive developments in the Capesize market, which is our area of operations. On December 31, 2020, the closing price of our common shares on the Nasdaq Capital Market was $0.5376 per share, as compared to $2.26, which was the closing price on February 16, 2021. In addition, there has been volatility in our intra-day common share price. For example, the high and low intra-day prices on February 12, 2021 were $2.15 and $1.40, respectively. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects.

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

On July 15, 2019, we received written notification from the Nasdaq Stock Market, indicating that because the closing bid price of our common stock for 30 consecutive business days, from May 31, 2019 to July 12, 2019, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until January 13, 2020. On January 14, 2020, we received written notification from the Nasdaq Stock Market, indicating that we were granted an additional 180-day grace period, until July 13, 2020, to cure our non-compliance with Nasdaq Listing Rule 5550(a)(2). We received written notification from the Nasdaq Stock Market dated April 17, 2020, granting an extension of the grace period to cure such non-compliance from July 13, 2020 to September 25, 2020. The extension was granted as part of Nasdaq’s determination to toll the compliance periods for all public companies, not meeting the continued listing requirements, such as the bid price requirement, due to the extraordinary market conditions and unprecedented turmoil in U.S financial markets. On June 30, 2020, we conducted a 1-for-16 reverse stock split. On July 15, 2020, the Nasdaq Stock Market confirmed that we regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock.

On September 30, 2020, we again received written notification from the Nasdaq Stock Market indicating that because the closing bid price of our common stock for 30 consecutive business days, from August 18, 2020 to September 29, 2020, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until March 29, 2021. On February 11, 2021, the Nasdaq Stock Market confirmed that we regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock and this matter is now closed.

A possible “short squeeze” due to a sudden increase in demand of our common stock that largely exceeds supply may lead to further price volatility in our common shares.

Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our common shares may rapidly decline. A short squeeze could lead to volatile price movements in our shares that are not directly correlated to the performance or prospects of our company.

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

Anti-takeover provisions in our restated articles of incorporation and third amended and restated bylaws could make it difficult for shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our restated articles of incorporation and third amended and restated bylaws could make it difficult for shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

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

Our corporate affairs are governed by our Restated Articles of Incorporation, our Third Amended and Restated Bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover for their claims after any such insolvency or bankruptcy. Further, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction if any other bankruptcy court would determine it had jurisdiction.

As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands and other offshore jurisdictions such as Liberia, Bermuda and the British Virgin Islands, our operations may be subject to economic substance requirements.

In December 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union, or the COCG, the Council of the European Union, or the Council, approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes, the 2017 Conclusions. In March 2019, the Council adopted a revised list of non-cooperative jurisdictions, the 2019 Conclusions. In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the E.U. on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council in October 2019 that the Marshall Islands had been removed from the list of non-cooperative tax jurisdictions. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits E.U. funds from being channelled or transited through entities in non-cooperative jurisdictions.

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

Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities. We currently own a modern fleet of 11 Capesize bulk carriers with a cargo-carrying capacity of approximately 1,926,117 dwt and an average fleet age of 12.3 years and upon the expected deliveries of the new vessels, our fleet will consist of 15 vessels with a cargo-carrying capacity of approximately 2,642,463 dwt and an average fleet age of 11.9 years. We are the only pure-play Capesize shipowner publicly listed in the U.S.

We believe we have established a reputation in the international dry bulk shipping industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets, and who have strong ties to a number of international charterers.

We were incorporated under the laws of the Republic of the Marshall Islands, pursuant to the BCA, on January 4, 2008, originally under the name Seanergy Merger Corp.  We changed our name to Seanergy Maritime Holdings Corp. on July 11, 2008. Our executive offices are located at 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece and our telephone number is + 30 213 0181507. Our website is www.seanergymaritime.com. The SEC maintains a website that contains reports, proxy and information statements, and other information that we file electronically at www.sec.gov.

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

On November 7, 2018, we entered into a sale and leaseback agreement with Cargill International SA, or Cargill, for the purpose of refinancing the outstanding indebtedness under the Amended and Restated ATB Loan Facility. Pursuant to the terms of the agreement, the Championship was sold and chartered back on a bareboat basis and subsequently was entered into a five-year time charter with Cargill. The refinancing released approximately $7.8 million of liquidity for the Company that was used to partially finance the acquisition price of the Fellowship. As part of this agreement 7,500 common shares were issued to Cargill.

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

On May 13, 2019, we sold 262,500 units at a price of $54.40 per unit in a public offering. Each unit consisted of one common share (or one pre-funded warrant in lieu of one common share in the unit), one Class B warrant to purchase one common share and one Class C warrant to purchase one common share. In addition, we issued one Representative Warrant to the underwriters to purchase 13,125 common shares. In connection with the offering, the underwriters exercised their overallotment option with regard to 39,375 Class B warrants and 39,375 Class C warrants. The gross proceeds of the offering, before underwriting discounts and commissions and estimated offering expenses, were approximately $14.3 million. The net proceeds from the sale of common shares and warrants, after deducting underwriters' fees and expenses, were approximately $12.6 million. As of the date of this report, no pre-funded warrants, no Class C warrants and 301,875 Class B warrants are outstanding. Of the 301,875 Class C warrants issued on May 13, 2019, 298,157 were exercised and the remaining 3,719 Class C warrants expired pursuant to their terms on November 13, 2019.  All the 89,688 pre-funded warrants issued on May 13, 2019 were exercised from May until June 2019. Effective December 13, 2019, each Class B warrant is exercisable to purchase one common share at an exercise price of $16.00 and expires three years from the date of issuance. The Representative Warrant is exercisable to purchase 13,125 common shares at an adjusted exercise price of $16.00 per share and expires three years from the date of issuance.

Concurrently with the public offering on May 13, 2019, we sold 113,971 units in a private placement to Jelco in exchange for, inter alia, the forgiveness of certain payment obligations of ours, including all interest payments accrued and due through December 31, 2019, pursuant to a Securities Purchase Agreement entered into with Jelco on May 9, 2019, or the Purchase Agreement.  In connection with the private placement, 113,971 common shares were issued to Jelco on May 13, 2019 and pursuant to the alternate cashless exercise of Jelco's Class C warrants further 312,279 common shares were issued to Jelco on June 17, 2019. As of the date of this report, the 113,971 Class B Warrants issued to Jelco remain outstanding. All Class C Warrants issued to Jelco were exercised on June 14, 2019.

Between March and August 2019, we entered into supplemental agreements with certain of our lenders to, inter alia, (i) amend the applicable thresholds of certain financial covenants of our credit facilities until the later of maturity or June 30, 2020 and (ii) defer a total of $3.3 million of debt installments, that were originally scheduled for 2019, to dates falling in 2020 and 2021.

On July 15, 2019, we received written notification from the Nasdaq Stock Market, indicating that because the closing bid price of our common stock for 30 consecutive business days, from May 31, 2019 to July 12, 2019, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until January 13, 2020. On January 14, 2020, we received written notification from the Nasdaq Stock Market, indicating that we were granted an additional 180-day grace period, until July 13, 2020, to cure our non-compliance with Nasdaq Listing Rule 5550(a)(2). We received written notification from the Nasdaq Stock Market dated April 17, 2020, granting an extension of the grace period to cure such non-compliance from July 13, 2020 to September 25, 2020. The extension was granted as part of Nasdaq’s determination to toll the compliance periods for all public companies, not meeting the continued listing requirements, such as the bid price requirement, due to the extraordinary market conditions and unprecedented turmoil in U.S financial markets. On June 30, 2020, we conducted a 1-for-16 reverse stock split. On July 15, 2020, the Nasdaq Stock Market confirmed that we regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock.

In December 2019, we completed our program of installation of scrubbers in anticipation of the IMO's low sulfur fuel oil requirements in effect from January 1, 2020.  We have retrofitted five Capesize vessels with scrubbers. The costs of the scrubber program, amounting to approximately $21.9 million, were partly borne by the vessels' charterers. The five vessels are under long-term time charters, which commenced in 2018 and 2019.

In March 2020, we entered into supplemental agreements with certain of our lenders to, inter alia, extend the maturities of two of our credit facilities and cancel certain of our corporate covenants applying on these facilities.

On April 2, 2020, we sold 2,205,625 units at a price of 2.72 per unit in a public offering. Each unit consisted of one common share (or one pre-funded warrant in lieu of one common share in the unit), one Class D Warrant to purchase one common share. In connection with the sale of the securities, we issued one Representative Warrant to the underwriters to purchase 110,281 common shares at an exercise price of $3.40. In connection with the offering, the underwriters exercised their overallotment option with regard to 330,843 common shares and 330,843 Class D Warrants. As of the date of this prospectus 4,368,750 Class D warrants remain outstanding.

On April 14, 2020, we sold 3,125,000 of our common shares in a registered direct offering concurrently with the private placement of 3,125,000 warrants for a purchase price of $2.16 per common share and warrant.

On April 22, 2020, we sold 3,171,875 of our common shares in a registered direct offering concurrently with the private placement of 3,171,875 warrants for a purchase price of $1.92 per common share and warrant.

On May 4, 2020, we issued 2,684,375 of our common shares in a registered direct offering concurrently with the private placement of 2,684,375 warrants for a purchase price of $1.92 per common share and warrant.

On May 7, 2020, we issued 2,709,375 of our common shares in a registered direct offering concurrently with the private placement of 2,709,375 warrants for a purchase price of $1.92 per common share and warrant.

During May and June 2020, a total of 11,690,625 shares were issued pursuant to the exercises of all warrants issued under the four private placements conducted in April and May 2020, for gross proceeds of approximately $16.9 million.

On June 26, 2020, we entered into a settlement agreement with Hamburg Commercial Bank AG, or HCOB (previously known as HSH Nordbank AG), concerning the $44.4 million senior secured loan facility with HCOB secured by the Geniuship and the Gloriuship, originally entered into on September 1, 2015, as amended and/or supplemented from time to time thereafter (the “HCOB Facility”). Under the settlement agreement, the $29.1 million outstanding balance was settled for $23.5 million. The settlement resulted into a gain of $5.1 million.

At the opening of trading on June 30, 2020, we effected a one-for-sixteen reverse stock split of our common stock.

On July 15, 2020, we entered into a $22.5 million loan agreement with Lucid Agency Services Limited and Lucid Trustee Services Limited as facility agent and security agent, respectively and certain nominees of EnTrust Global as lenders (the “New Entrust Facility”), for the purpose of partly refinancing the settlement amount of $23.5 million under the HCOB Facility.

On July 15, 2020, we entered into an amendment and restatement of the $24.5 million loan agreement entered into on June 11, 2018 with certain nominees of EnTrust Global as lenders and Wilmington Trust, National Association as facility agent and security agent (the “Amended and Restated Entrust Loan Facility”). Pursuant to the terms of the Amended and Restated Entrust Loan Facility (i) Wilmington Trust, National Association resigned as facility agent and security agent and Lucid Agency Services Limited and Lucid Trustee Services Limited were appointed as successor facility agent and security agent, respectively and (ii) the facility was cross-collateralized with the New Entrust Facility.

In August 2020, we sold 35,714,286 units at a price of $0.70 per unit in an underwritten public offering. Each unit consisted of one common share (or one pre-funded warrant in lieu of one common share in the unit) and one Class E warrant to purchase one common share. In connection with the offering, the underwriters exercised their overallotment option with regard to 2,582,142 common shares and 5,182,42 Class E warrants. As of the date of this prospectus, 8,766,713 Class E warrants remain outstanding.

On September 30, 2020, we received written notification from the Nasdaq Stock Market indicating that because the closing bid price of our common stock for 30 consecutive business days, from August 18, 2020 to September 29, 2020, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until March 29, 2021. On February 11, 2021, the Nasdaq Stock Market confirmed that we regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock.

On December 30, 2020, we entered into definitive documentation with Jelco, pursuant to which all maturities under the various loan facilities and convertible notes provided by Jelco were extended to December 2024. In connection with this transaction, we issued common shares, a pre-funded common share purchase warrant, and a common share purchase warrant to Jelco on January 8, 2021. Please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements – Jelco Restructuring Transactions.”

On February 8, 2021, we entered into a supplemental agreement to the facility with UniCredit Bank AG secured by two of our Capesize vessels, the Fellowship and the Premiership. Pursuant to the supplemental agreement, (i) the maturity date of the facility was extended from December 29, 2020 to December 29, 2022, (ii) compliance with each of the Leverage Ratio and EBITDA to Net Interest Expense Ratio (each as defined therein) was waived retrospectively from the period that commenced June 30, 2020 through the maturity date, (iii) compliance with the Security Cover Ratio (as defined therein) was waived retrospectively from the period that commenced December 31, 2019 through the maturity date, (iv) the quarterly installments were reduced from $1.55 million to $1.2 million, effective as of the December 2020 installment and (iv) the applicable margin was increased from 3.2% to 3.5% with effect from December 29, 2020 until the maturity of the facility. The supplemental agreement became effective on February 9, 2021 following satisfaction of certain standard conditions precedent.

On February 12, 2021, we entered into a supplemental agreement to the facility with Amsterdam Trade Bank N.V. secured by the Partnership. Pursuant to the supplemental agreement, (i) the Leverage Ratio (as defined therein) was amended to 85% from 75% previously, for the remaining duration of the facility, (ii) compliance with the EBITDA to Net Interest Expense Ratio (as defined therein) was waived for the period commencing June 30, 2020 through the maturity date and (iii) the Minimum required security cover (as defined therein) was amended to (a) 140% through and including June 30, 2021, (b) 145% during the period commencing July 1, 2021 through and including December 31, 2021 and (c) 150% thereafter and until the maturity of the loan. The supplemental agreement became effective on February 16, 2021 following satisfaction of certain standard conditions precedent.

On February 12, 2021, we entered into a definitive agreement with an unaffiliated third party to purchase a Capesize vessel. The vessel was built in 2006 at a reputable shipyard in Japan, has a cargo-carrying capacity of approximately 177,000 dwt and shall be renamed Tradership. The vessel is expected to be delivered within the second quarter of 2021, subject to the satisfaction of certain customary closing conditions. The gross purchase price of $17 million is expected to be funded with cash on hand or by a combination of cash on hand and proceeds from new loan facilities.

On February 19, 2021, we issued 44,150,000 of our common shares in a registered direct offering for a purchase price of $1.70 per common share, for aggregate gross proceeds of approximately $75.0 million.

On March 5, 2021, we prepaid the full balance of $21.6 million of the Amended and Restated Entrust Loan Facility. The balance was funded with cash on hand.

On March 10, 2021, we entered into a definitive agreement with an unaffiliated third party to purchase a Capesize vessel. The vessel was built in 2013 at a reputable shipyard in Japan, has a cargo-carrying capacity of approximately 176,500 dwt and shall be renamed Flagship. The vessel is expected to be delivered within the second quarter of 2021, subject to the satisfaction of certain customary closing conditions. The gross purchase price of approximately $28.4 million is expected to be funded with cash on hand or by a combination of cash on hand and proceeds from new loan facilities.

On March 11, 2021, we entered into a definitive agreement with an unaffiliated third party to purchase a Capesize vessel. The vessel was built in 2010 at a reputable shipyard in Japan, has a cargo-carrying capacity of approximately 182,000 dwt and shall be renamed Patriotship. The vessel is expected to be delivered by the second quarter of 2021, subject to the satisfaction of certain customary closing conditions. The gross purchase price of $26.6 million is expected to be funded with cash on hand or by a combination of cash on hand and proceeds from new loan facilities.

On March 19, 2021, we entered into a definitive agreement with an unaffiliated third party to purchase a Capesize vessel. The vessel was built in 2012 at a reputable shipyard in Japan, has a cargo-carrying capacity of approximately 181,000 dwt and shall be renamed Hellasship. The vessel is expected to be delivered within the second quarter of 2021, subject to the satisfaction of certain customary closing conditions. The gross purchase price of $28.6 million is expected to be funded with cash on hand or by a combination of cash on hand and proceeds from new loan facilities.

On March 24, 2021, we issued 955,730 common shares to Jelco, following Jelco’s exercise of its pre-funded warrants from the December 30, 2020 restructuring.

Between April 23, 2020 and June 26, 2020, we issued 2,263,421 of our common shares pursuant to exercises of outstanding Class D Warrants with gross proceeds of $4.1 million. Between January 15, 2021 and March 26, 2021, we issued 32,129,715 of our common shares pursuant to exercises of outstanding Class E warrants with gross proceeds of $22.5 million. As of March 30, 2021, 4,368,750 Class D warrants exercisable to purchase 273,046 common shares and 8,766,713 Class E warrants remain outstanding.

B.	Business Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities.  We currently operate 11 Capesize vessels, with a cargo-carrying capacity of approximately 1,926,117 dwt and an average fleet age of 12.3 years and upon the expected deliveries of the newly acquired vessels, our fleet will consist of 15 vessels with a cargo-carrying capacity of approximately 2,642,463 dwt and an average fleet age of 11.9 years. We are the only pure-play Capesize shipping company listed in the U.S.

We believe we have established a reputation in the international dry bulk shipping industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets, and who have strong ties to a number of international charterers.

Our Current Fleet

The following table lists the vessels in our fleet as of the date of this annual report:

Vessel Name	Year Built	Dwt	Flag	Yard	Type of Employment
Fellowship	2010	179,701	MI	Daewoo	Spot(1)
Championship	2011	179,238	MI	Sungdong	T/C Index Linked(2)
Partnership	2012	179,213	MI	Hyundai	T/C Index Linked(3)
Knightship	2010	178,978	LIB	Hyundai	T/C Index Linked(4)
Lordship	2010	178,838	LIB	Hyundai	T/C Index Linked(5)
Gloriuship	2004	171,314	MI	Hyundai	T/C Index Linked(6)
Leadership	2001	171,199	BA	Koyo-Imabari	Spot
Geniuship	2010	170,058	MI	Sungdong	T/C Index Linked (7)
Premiership	2010	170,024	IoM	Sungdong	T/C Index Linked(8)
Squireship	2010	170,018	LIB	Sungdong	T/C Index Linked(9)
Goodship	2005	177,536	LIB	Mitsui Engineering	Spot

(1)
This vessel has been fixed on T/C with Anglo American, a leading global mining company, and will be delivered to the charterer in the second quarter of 2021 for a period of minimum 12 to maximum 15 months from the delivery date. The net daily charter hire is calculated at an index linked rate based on the five T/C routes of the BCI. In addition, the time charter provides the option to convert the index linked rate to a fixed rate for a period of minimum 3 to maximum 12 months based on the Capesize Forward Freight Agreement rate, or FFA for the selected period.

(2)
This vessel is being chartered by Cargill. The vessel was delivered to the charterer on November 7, 2018 for a period of employment of 60 months, with an additional period of 24 to 27 months at the charterer's option. The net daily charter hire is calculated at an index linked rate based on the five T/C routes of the BCI plus a daily scrubber premium of $1,740 net. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and 12 months priced at the then prevailing Capesize FFA for the selected period.

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

(4)
This vessel is chartered by Glencore and was delivered to the charterer on May 15, 2020 for a period of about 36 to about 42 months with two additional periods of minimum 11 to maximum 13 months at the charterer’s option. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI.

(5)
This vessel is being chartered by a major European utility and energy company and was delivered to the charterer on August 4, 2019, for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The net daily charter hire is calculated at an index linked rate based on the five T/C routes rate of the BCI plus a net daily scrubber premium of $3,735 until May 2021. In addition, the time charter provides us an option for any period of time during the hire to be converted into a fixed rate time charter, between three months and 12 months, with a rate corresponding to the prevailing value of the respective Capesize FFA.

(6)
This vessel is chartered by Pacbulk, a dry bulk charter operator, and was delivered to the charterer on April 23, 2020 for a period of about 10 to about 14 months. On December 22, 2020 a second extension period was agreed up to minimum January 1, 2022 to maximum April 30, 2022. The net daily charter hire is calculated at an index linked rate based on the five T/C routes of the BCI. In addition, the time charter provides the option to convert the index linked rate to a fixed rate for a period of minimum 3 to maximum 12 months based on the Capesize FFA for the selected period.

(7)
This vessel has been fixed on T/C with Pacbulk and was delivered to the charterer on March 23, 2021 for a period of about 10 to about 14 months. The net daily charter hire is calculated at an index linked rate based on the five T/C routes of the BCI. In addition, the time charter provides the option to convert the index linked rate to a fixed rate for a period of minimum 3 to maximum 12 months based on the Capesize FFA for the selected period.

(8)
This vessel is chartered by Glencore and was delivered to the charterer on November 29, 2019 for a period of minimum 36 to maximum 42 months with two additional periods of minimum 11 to maximum 13 months at the charterer’s option. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI plus a net daily scrubber premium of $2,055.

(9)
This vessel is chartered by Glencore and was delivered to the charterer on December 19, 2019 for a period of minimum 36 to maximum 42 months with two additional periods of minimum 11 to maximum 13 months at the charterer’s option. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI plus a net daily scrubber premium of $2,055.

Key to Flags:

BA – Bahamas, IoM – Isle of Man, LIB – Liberia, MI – Marshall Islands.

In addition, we have agreed to acquire another four Capesize vessels with expected delivery in various dates in the second quarter of 2021. The aggregate gross purchase price of $100.6 million is expected to be funded with cash on hand or by a combination of cash on hand and proceeds from new loan facilities.

Our Business Strategy

We currently operate 11 Capesize vessels and upon the expected deliveries of our newly acquired vessels, we will operate 15 Capesize vessels. We also intend to continue to review the market from time to time in order to identify potential acquisition targets which will be accretive to our earnings per share. Our acquisition strategy focuses on newbuilding or secondhand Capesize dry bulk vessels, although we may acquire vessels in other sectors which we believe offer attractive investment opportunities.

Management of Our Fleet

We manage our vessel's operations, insurances and bunkering and have the general supervision of our third-party technical and commercial managers.

V.Ships and V.Ships Greece, independent third parties, provide technical management for our vessels that includes general administrative and support services, such as crewing and other technical management, accounting related to vessels and provisions. Pursuant to our technical management agreements with V.Ships and V.Ships Greece, we paid a monthly fee of $8,488 per vessel in 2020 to V.Ships for ten of our vessels and $9,167 for one vessel in 2020 to V.Ships Greece, and we are paying a monthly fee of about $8,750 per vessel as of January 1, 2021 to V.Ships and $9,167 per vessel as of January 1, 2021 to V.Ships Greece in exchange for providing these technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, which are reimbursed by us to V.Ships and V.Ships Greece. The technical management agreements are for an indefinite period until terminated by either party, giving the other notice in writing, in which event the applicable agreement shall terminate after one month from the date upon which such notice is received.

Seanergy Management has entered into a commercial management agreement with Fidelity, an independent third party, pursuant to which Fidelity provides commercial management services for all of the vessels in our fleet. Fidelity serves as a commercial broker for Capesize vessels exclusively to us. Under the commercial management agreement, we have agreed to reimburse Fidelity for all reasonable running and/or out-of-pocket expenses, including but not limited to, telephone, fax, stationary and printing expenses, as well as any pre-approved travelling expenses. In addition, we have agreed to pay the following fees to Fidelity, (i) an annual fee of EUR 120,000 net payable in equal monthly payments and (ii) commission fees equal to 0.15% calculated on the collected gross hire/freight/demurrage payable when the relevant hire/freight/demurrage is collected. The fees under (i) and (ii) are capped at $0.3 million per year. The commercial management agreement may be terminated by either party upon giving one-month prior written notice to the other party.

Seanergy Shipmanagement provides certain technical management services to the Leadership and the Goodship.

Employment of Our Fleet

As of the date of this report, three of our vessels are chartered on the spot charter market, either through trip charter contracts or voyage charter contracts. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay specific voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable than those under time charters, but may enable us to capture increased profit margins during periods of improvements in dry bulk vessel charter rates. Downturns in the dry bulk industry would result in a reduction in profit margins and could lead to losses.

The remaining eight of our vessels are employed under long-term time charters which have a charter hire calculated at an index-linked rate based on the 5-routes T/C average of the BCI. Also, under some of our time charter agreements we have the option to convert the index linked rate into a fixed rate corresponding to the prevailing value of the respective Capesize FFAs. In the future, we may opportunistically look to employ more of our vessels under time charter contracts with a fixed rate, should rates become more attractive.

Dissolution of Shipping Committee

In connection with the transactions restructuring our loan facilities and convertible notes with Jelco described below, on December 30, 2020 our board of directors resolved to dissolve its Shipping Committee effective upon the entry into the Securities Purchase Agreement relating to such restructuring. The Shipping Committee had been delegated exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations.

The Dry Bulk Shipping Industry

The global dry bulk vessel fleet is divided into four categories based on a vessel's carrying capacity.  These categories are:

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

Customers

Our customers include or have included national, regional and international companies.  Customers individually accounting for more than 10% of our revenues during the years ended December 31, 2020, 2019 and 2018 were:

Customer	2020	2019	2018
A	23%	-	-
B	-	19%	26%
C	-	18%	21%
D	18%	15%	-
E	-	-	11%
Total	41%	52%	58%

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

In 2013, the IMO's Marine Environmental Protection Committee, or the MEPC, adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or CAS. These amendments became effective on October 1, 2014 and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there is a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%).  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Ships are required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020.  Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, will become effective in 2022. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021.

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

Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by shipowners and managers. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast Water Management systems (or BWMS), which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3).  Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMS installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Costs of compliance with these regulations may be substantial. The cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS will become effective in 2022.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention entered into force in September 2008, and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

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

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea.  OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs.  Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for clean-up, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement's, or BSEE, revised Production Safety Systems Rule, or PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE released a final Well Control Rule, which eliminated a number of provisions which could affect offshore drilling operations.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could negatively impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.

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

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA.  In April 2020, the EPA and Department of the Army published the Navigable Waters Protection Rule to finalize a revised WOTUS definition, which rule became effective in June 2020. The rule streamlines the definition providing, for example, clear exclusions for water features that traditionally have not been regulated.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit, or VGP, program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of the EPA's promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required.  Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 ( amended by Regulation (EU) 2016/2071 with respect to methods of calculating, inter alia, emission and consumption) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting and verification of CO2 emissions).

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states' territorial seas, exclusive economic zones and pollution control zones that are included in “SOx Emission Control Areas.” EU Directive (EU) 2016/802 establishes limits on the maximum sulfur content of gas oils and heavy fuel oil and contains fuel-specific requirements for ships calling at EU ports.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  The United States rejoined the Paris Agreement in February 2021.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy-Efficiency Design Index for new ships (while the Ship Energy-Efficiency Management Plan is mandatory for all vessels) ; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel's hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, DNV, Lloyd's Register of Shipping, Bureau Veritas).

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

Hull & Machinery and War Risks Insurances

We maintain marine hull and machinery and war risks insurances, which include the risk of actual or constructive total loss, for all of our vessels.  Each of our vessels is covered up to at least its fair market value with deductibles of $150,000 per vessel per incident.  We also maintain increased value coverage for our vessels.  Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy.  Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance, provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury, illness or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property such as fixed and floating objects, pollution arising from oil or other substances, salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our coverage is limited to approximately $3.1 billion, except for oil pollution and crew liabilities which is limited to $1 billion and $3 billion, according to the International Group’s rules respectively.  The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities in excess of each association’s own retention of US$ 10 million up to, currently, approximately US$ 8 billion.  As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

Seanergy Maritime Holdings Corp. is the ultimate parent company of the following wholly-owned subsidiaries, either directly or indirectly, as of the date of this annual report:

Subsidiary	Jurisdiction of Incorporation
Seanergy Management Corp.	Republic of the Marshall Islands
Seanergy Shipmanagement Corp.	Republic of the Marshall Islands
Leader Shipping Co.	Republic of the Marshall Islands
Sea Glorius Shipping Co.	Republic of the Marshall Islands
Sea Genius Shipping Co.	Republic of the Marshall Islands
Traders Shipping Co.	Republic of the Marshall Islands
Gladiator Shipping Co.	Republic of the Marshall Islands
Premier Marine Co.	Republic of the Marshall Islands
Emperor Holding Ltd.	Republic of the Marshall Islands
Champion Marine Co.	Republic of the Marshall Islands
Fellow Shipping Co.	Republic of the Marshall Islands
Patriot Shipping Co.	Republic of the Marshall Islands
Squire Ocean Navigation Co.	Liberia
Flag Ocean Navigation Co.	Liberia
Lord Ocean Navigation Co.	Liberia
Knight Ocean Navigation Co.	Liberia
Good Ocean Navigation Co.	Liberia
Hellas Ocean Navigation Co.	Liberia
Partner Shipping Co. Limited	Malta
Pembroke Chartering Services Limited	Malta
Martinique International Corp.	British Virgin Islands
Harbour Business International Corp.	British Virgin Islands
Maritime Grace Shipping Limited	British Virgin Islands
Maritime Glory Shipping Limited	British Virgin Islands
Maritime Capital Shipping Limited	Bermuda
Maritime Capital Shipping (HK) Limited	Hong Kong

D.	Property, Plants and Equipment

We do not own any real estate property. We maintain our principal executive offices at Glyfada, Greece. Other than our vessels, we do not have any material property. See “Item 4.B. Business Overview - Our Current Fleet” and “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources – Loan Arrangements.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements.”   This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions.  Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors.”

A.	Operating Results

Factors Affecting our Results of Operations Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities. We currently operate a modern fleet of 11 Capesize vessels, with a cargo-carrying capacity of approximately 1,926,117 dwt and an average fleet age of 12.3 years and upon the expected deliveries of the newly acquired vessels, our fleet will consist of 15 Capesize vessels with a cargo-carrying capacity of approximately 2,642,463 dwt and an average fleet age of 11.9 years. We are the only pure-play Capesize shipowner publicly listed in the U.S.

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

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in case of voyage charters. In 2018, the majority of our vessels operated in the spot charter market, except for the Lordship and the Partnership, while towards the end of the year, the Championship was also time-chartered on a long-term employment. In 2019 three additional vessels were time-chartered on long-term employment arrangements, the Premiership, the Squireship and the Gloriuship, while in 2020, one additional vessel was time-chartered on long-term employment arrangement, the Knightship.

Results of Operations

Year ended December 31, 2020 as compared to year ended December 31, 2019

(In thousands of U.S. Dollars, except for share and per share data)	Year ended December 31,		Change
	2020	2019	Amount	%
Revenues:
Vessel revenue, net	63,345	86,499	(23,154)	(27)%

Expenses:
Voyage expenses	(18,567)	(36,641)	18,074	(49)%
Vessel operating expenses	(22,347)	(18,980)	(3,367)	18%
Management fees	(1,052)	(989)	(63)	6%
General and administration expenses	(6,607)	(5,989)	(618)	10%
Depreciation and amortization	(15,040)	(11,860)	(3,180)	27%
Operating (loss) / income	(268)	12,040	(12,308)	(102)%
Other expenses:
Interest and finance costs	(23,425)	(23,845)	420	(2)%
Gain on debt refinancing	5,144	-	5,144	-
Other, net	193	161	32	20%
Total other expenses, net:	(18,088)	(23,684)	5,596	(24)%
Net loss before income taxes	(18,356)	(11,644)	(6,712)	58%
Income taxes	-	(54)	54	(100)%
Net loss	(18,356)	(11,698)	(6,658)	57%

Net loss per common share, basic and diluted	(0.55)	(12.21)

Weighted average number of common shares outstanding, basic and diluted	33,436,278	958,297

Vessel Revenue, Net – The decrease was attributable to the decrease in prevailing charter rates and was partially offset by an increase in operating days. We had 3,747 operating days in 2020, as compared to 3,393 operating days in 2019. The operating days in 2019 were affected by seven vessels which underwent drydocking during 2019, incurring 233 repair days as compared to only 52 days in drydock during 2020. The TCE rate decreased by 19% in 2020 to $11,950, as compared to $14,694 in 2019.  Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Voyage Expenses – The decrease was primarily attributable to increased days that our vessels were chartered under time charter arrangements in 2020, since under these agreements, voyage expenses are borne by the charterer, and was partially offset by the increase in operating days. We had 3,747 operating days in 2020 as compared to 3,393 operating days in 2019 and 2,445 and 1,633 days under time-charter employment in the respective years.

Vessel Operating Expenses - The increase was primarily attributable to an increase in ownership days mainly due to the acquisition of a vessel in the third quarter of 2020 and increased crew expenses due to COVID-19 and the resulting port restrictions which impaired our ability to optimise crew changes. We had 3,807 ownership days in 2020 as compared to 3,650 ownership days in 2019 due to the addition of the Goodship in our fleet in August 2020.

Management Fees - The increase was attributable to an increase in ownership days. We had 3,807 ownership days in 2020 as compared to 3,650 ownership days in 2019.

General and Administration Expenses – The increase is mainly attributable to an increase in management remuneration, legal expenses and professional fees.

Depreciation and Amortization – The increase was primarily attributable to the increased amortization of drydock expenses in 2020 as compared to 2019 and to the increase in ownership days due to the addition of the Goodship in our fleet in August 2020. Seven vessels performed their scheduled drydocks in 2019 and one vessel performed its scheduled drydock in 2020. Additionally, depreciation related to scrubbers was a factor given that the Company successfully installed scrubbers on five of its vessels in the second half of 2019 and another vessel in the first half of 2020.

Interest and Finance Costs – The decrease was mainly attributable to the decrease in the amortization of the remaining shares issued to Jelco under the Securities Purchase Agreement entered into on May 9, 2019, offset by expenses related to the Jelco restructuring in December 2020 amounting to $1.0 million and a loss of $0.6 million resulting from the fair valuation measurement of the units issued to Jelco in December 2020. The weighted average interest rate on our outstanding debt and convertible notes for the years ended 2020 and 2019 was approximately 6.09% and 5.72%, respectively.

Gain on debt refinancing – The gain in the year ended December 31, 2020, is attributable to the settlement agreement entered into with Hamburg Commercial Bank AG on June 26, 2020.

Please see Item 5.A of our Form 20-F filed with the SEC on March 5, 2020 for a discussion of the year-to-year comparison between 2019 and 2018.

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	Year Ended December 31,
Fleet Data:	2020	2019	2018

Ownership days	3,807	3,650	3,931
Available days(1)	3,755	3,417	3,918
Operating days(2)	3,747	3,393	3,902
Fleet utilization	98.4%	93%	99%

Average Daily Results:
TCE rate(3)	$11,950	$14,694	$13,156
Daily Vessel Operating Expenses(4)	$5,709	$5,172	$5,198

(1)
During the year ended December 31, 2020, we incurred 52 off-hire days for a scheduled dry-docking and scrubber installation on one of our vessels. During the year ended December 31, 2019, we incurred 233 off-hire days for five scheduled dry-dockings and scrubber installation on five of our vessels.

(2)
During the year ended December 31, 2020, we incurred 8 off-hire days due to unforeseen circumstances. During the year ended December 31, 2019, we incurred 24 off-hire days due to unforeseen circumstances.

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

	Year Ended December 31,
(In thousands of US Dollars, except operating days and TCE rate)	2020	2019	2018

Net revenues from vessels	$63,345	$86,499	$91,520
Voyage expenses	(18,567)	(36,641)	(40,184)
Net operating revenues	$44,778	$49,858	$51,336
Operating days	3,747	3,393	3,902
Daily time charter equivalent rate	$11,950	$14,694	$13,156

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

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	Year Ended December 31,
	2020	2019	2018

Vessel operating expenses	$22,347	$18,980	$20,742
Less: Pre-delivery expenses	(611)	(104)	(309)
Vessel operating expenses before pre-delivery expenses	21,736	18,876	20,433
Ownership days	3,807	3,650	3,931
Daily Vessel Operating Expenses	$5,709	$5,172	$5,198

Recent Accounting Pronouncements

Refer to Note 2 of the consolidated financial statements included in this annual report.

Critical Accounting Policies and Estimates

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In “Critical Accounting Policies and Estimates – Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy. The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2020 and 2019, respectively, and (ii) which of our vessels we believe had a basic market value below their carrying value. This aggregate difference between the carrying value of our vessels and their market value of $63.1 million and $33.8 million, as of December 31, 2020 and 2019, respectively, represents the amount by which we believe we would have had to reduce our net income if we sold all of such vessels, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer was not under any compulsion to buy as of December 31, 2020 and 2019, respectively. For purposes of this calculation, we assumed that the vessels would be sold at a price that reflected our estimate of their charter-free market values as of December 31, 2020 and 2019, respectively.

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

Vessel	Year Built	Dwt	Carrying Value as of December 31, 2020 (in millions of U.S. dollars)		Carrying Value as of December 31, 2019 (in millions of U.S. dollars)
Fellowship	2010	179,701	26.1	*	27.3	*
Championship	2011	179,238	37.5	*	39.4	*
Partnership	2012	179,213	31.9	*	33.3	*
Knightship	2010	178,978	21.3	*	18.4
Lordship	2010	178,838	21.8	*	22.7
Gloriuship	2004	171,314	13.0	*	13.8	*
Leadership	2001	171,199	11.4	*	12.5	*
Geniuship	2010	170,057	22.3	*	23.3	*
Premiership	2010	170,024	28.2	*	29.5	*
Squireship	2010	170,018	32.0	*	33.6	*
Goodship	2005	177,536	11.2		-
TOTAL			256.7		253.8

* Indicates dry bulk carrier vessels for which we believe, as of December 31, 2020 and 2019, respectively, the basic charter-free market value was lower than the vessel's carrying value.

We refer you to the risk factor entitled “The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our loan agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.”

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolesce or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus unamortized dry-docking costs and cost of any equipment not yet installed, may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions we consider to be indicators of a potential impairment for our vessels.  We determine undiscounted projected operating cash flows, for each vessel and compare it to the vessel's carrying value, plus unamortized dry-docking costs and cost of any equipment not yet installed. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than its carrying value, plus unamortized dry-docking costs and cost of any equipment not yet installed, we impair the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the outliers) adjusted for commissions, expected off hires due to scheduled vessels' maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses, management fees and scheduled vessels' maintenance.

Our assessment concluded that no impairment loss should be recorded as of December 31, 2020. The Company concluded there was no impairment loss for the year ended December 31, 2019.

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the years ended December 31, 2020 and 2019 also involved sensitivity analysis to the model input we believe is more important and likely to change. In particular, in terms of our estimates for the time charter equivalent for the unfixed period, we use a combination of one-year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding outliers. Although the trailing 10-year historical charter rates, excluding the outliers, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates, excluding the outliers, would not decline by more than 42% for Capesize vessels and we would not require to recognize impairment.

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

Sale and Leaseback Transactions

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

Voyage related and vessel operating costs: Voyage expenses primarily consist of commissions, port dues, canal and bunkers. Vessel operating costs include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs including dry-docking costs. Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by us. Under a time charter, specified voyage costs, such as bunkers and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by us. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Commissions are expensed as incurred. Contract fulfilment costs (mainly consisting of bunker expenses and port dues) for spot charters are recognized as a deferred contract cost and amortized over the voyage period when the relevant criteria under ASC 340-40 are met or are expensed as incurred. All vessel operating expenses are expensed as incurred.

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

Our principal source of funds has been our operating cash inflows, long-term borrowings from banks and Jelco, and equity provided by the capital markets and Jelco. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on our outstanding debt obligations.

Our funding and treasury activities are conducted in accordance to corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short- and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

As of December 31, 2020, we had cash and cash equivalents of $21.0, as compared to $13.7 million as of December 31, 2019.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2020, we had a working capital deficit of $0.2 million as compared to a working capital deficit of $215.4 million as of December 31, 2019.

As of December 31, 2020, we had total indebtedness under our credit facilities of $173.3 million, excluding unamortized financing fees, as compared to $209.9 million as of December 31, 2019.

In February 2021, we sold 44,150,000 common shares pursuant to a registered direct offering at a price of $1.70 per common share, in exchange for gross proceeds of $75.1 million, or net proceeds of approximately $70.0 million.

Our commitments, as of December 31, 2020, primarily relate to debt and other financial liabilities and interest repayments of $31.7 million under our credit facilities and convertible notes issued to Jelco (please see “Loan Arrangements”). Our cash flow projections indicate that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements' issuance. Additionally, subsequent to December 31, 2020, we entered into four separate agreements with unaffiliated third parties for the purchase of four secondhand Capesize vessels, for a combined gross purchase price of $100.6 million. We expect to finance the vessel acquisitions with cash on hand and by secured loan facilities from financial institutions. On March 26, 2021, we obtained a commitment letter from Aegean Baltic Bank Α.Ε. for a $15.5 million senior amortizing loan facility for the financing of the Goodship and the Tradership. The entering into the facility agreement is subject to completion of definitive documentation. Delivery of the vessels from their sellers are expected to take place until the end of the second quarter of 2021.

Cash Flows

(In thousands of US Dollars)	Year ended December 31,
	2020	2019	2018
Cash Flow Data:
Net cash (used in) / provided by operating activities	(9,735)	13,108	5,723
Net cash used in investing activities	(21,864)	(12,349)	(8,827)
Net cash provided by / (used in) financing activities	39,096	6,351	(491)

Year ended December 31, 2020, as compared to year ended December 31, 2019

Operating Activities:  Net cash used in operating activities amounted to $9.7 million in 2020, consisting of net loss after non-cash items of $0.6 million, an adjustment of $1.0 million of restructuring expenses plus a decrease in working capital of $10.1 million. Net cash provided by operating activities amounted to $13.1 million in 2019, consisting of net income after non-cash items of $10.1 million plus an increase in working capital of $3.0 million.

Investing Activities: The 2020 cash outflow resulted mainly from the acquisition of MV Goodship and from the completion of installation of exhaust gas cleaning systems, or scrubbers, on one of our vessels. The 2019 cash outflow resulted from the completion of installation of exhaust gas cleaning systems, or scrubbers, on five of its vessels.

Financing Activities: The 2020 cash inflow resulted mainly from: proceeds from issuance of common stock and warrants, net of underwriters' fees and commissions, of $73.8 million and proceeds of $22.5 million obtained from the New Entrust Loan Facility. The 2020 cash inflow was offset by total debt repayments of $53.5 million and $3.7 million financing and stock issuance fees payments. The 2019 cash inflow resulted mainly from: proceeds from issuance of common stock and warrants, net of underwriters' fees and commissions, of $13.2 million, proceeds of $4.5 million obtained from the New ATB Loan Facility, proceeds of $1.9 million obtained from Cargill financial liability, proceeds of $5 million from the Fourth Jelco Loan Facility. The 2019 cash inflow was offset by total debt repayments of $17.6 million and $0.7 million financing and stock issuance fees payments.

Please see Item 5.A of our Form 20-F filed with the SEC on March 5, 2020 for a discussion of the year-to-year comparison between 2019 and 2018.

Loan Arrangements

Senior Facilities

Leader Alpha Bank Loan Facility

On March 6, 2015, we entered into a $8.75 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Leadership, referred to as the Leader Alpha Bank Loan Facility. The borrower under the facility is our applicable vessel-owning subsidiary and the facility is guaranteed by the Company. On December 23, 2015, July 28, 2016, June 29, 2018, July 1, 2019, and March 17, 2020, we and Alpha Bank entered into a first, second, third, fourth, and fifth supplemental agreement, respectively, to the Leader Alpha Bank Loan Facility.

Pursuant to the fifth supplemental agreement: (i) the maturity date was extended from March 18, 2020 to December 31, 2022, (ii) the repayment of the facility will be made by eleven consecutive quarterly repayments of $0.25 million each followed by a balloon instalment of $2.3 million to be made on the maturity date, (iii) the financial covenants at the corporate guarantor level will not be applicable any longer save for the minimum liquidity covenant at guarantor level and (iv) a 30-days moving average balance of $0.5 million is required to be maintained in the Earnings Account of the Leadership. The interest rate of the facility is equal to Libor plus a margin of 3.75%.

The Leader Alpha Bank Loan Facility is secured by a first preferred mortgage and a general assignment covering earnings, insurances and requisition compensation over the Leadership, an account pledge agreement and technical and commercial managers' undertakings. The Leader Alpha Bank Loan Facility imposes operating and financing covenants, certain of which may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the lender.

As of December 31, 2020, $4.3 million was outstanding under the Leader Alpha Bank Loan Facility, excluding the unamortized financing fees.

Hamburg Commercial Bank AG (formerly HSH Nordbank AG) Loan Facility/Settlement Agreement

On June 26, 2020, we entered into a settlement agreement with Hamburg Commercial Bank AG, or HCOB (previously known as HSH Nordbank AG), concerning the $44.4 million senior secured loan facility with HCOB secured by the Geniuship and the Gloriuship, originally entered into on September 1, 2015, as amended and/or supplemented from time to time thereafter (the “HCOB Facility”). Under the terms of the settlement agreement, the $29.1 million outstanding balance under the HCOB Facility was fully and finally settled for $23.5 million and all securities pertaining to the subject facility were irrevocably and unconditionally released.  The settlement resulted into a gain of $5.1 million. On July 15, 2020, the HCOB Facility was refinanced by the new facility provided by certain nominees of Entrust Global secured by the same vessels as described below.

New Entrust Facility

On July 15, 2020, we entered into a $22.5 million loan agreement with Lucid Agency Services Limited and Lucid Trustee Services Limited as facility agent and security agent, respectively and certain nominees of EnTrust Global as lenders (the “New Entrust Facility”), for the purpose of partly refinancing the settlement amount of $23.5 million under the HCOB Facility. The borrowers under the New Entrust Facility are the Company’s applicable vessel-owning subsidiaries and the facility is guaranteed by the Company. The New Entrust Facility was made available in two tranches, which were fully drawn on July 16, 2020: the first tranche of $6.5 million was used to partly refinance the outstanding indebtedness over the Gloriuship and the second tranche of $16.0 million was used to partly refinance the outstanding indebtedness over the Geniuship. The New Entrust Facility matures on July 16, 2025 and is secured by first priority mortgages over the vessels, general assignments covering earnings, insurances and requisition compensation of each vessel, account pledge agreements concerning the earnings account of each vessel, share pledge agreements concerning each vessel-owning subsidiaries’ shares and relevant technical and commercial managers' undertakings. In addition, the New Entrust Facility is cross collateralized with an existing loan facility secured by the Lordship, as amended and restated on July 15, 2020. As a result, the New Entrust Facility is further secured by a corporate guarantee from Lord Ocean Navigation Co. (“Lord Ocean”), being the vessel-owning subsidiary of the Lordship, second priority general assignment covering earnings, insurances and requisition compensation of the Lordship, a second priority account pledge agreement concerning the earnings account of Lord Ocean, a second priority share pledge agreement concerning Lord Ocean's shares, second priority technical and commercial managers' undertakings and was also secured until March 5, 2021 by a second preferred mortgage over the Lordship. The New Entrust Facility bears fixed interest rate of 10.5% per annum while principal obligation amortizes through five quarterly installments of $0.48 million each, followed by 14 quarterly installments of $0.87 million each, followed by a balloon repayment of $7.5 million due at maturity. Moreover, the New Entrust Facility provides that: (i) the security cover percentage requirement (as defined therein) is required to be equal to 110% for the first 18 months following drawdown, 115% for months 19 – 24 following drawdown, 120% for months 25 – 36 following drawdown and 130% at all times thereafter until maturity, (ii) minimum liquidity of $0.25 million for the first 3 months following drawdown of the facility and $0.4 million at all times thereafter, as long as the respective vessel is not subject to a time-charter exceeding 12 months in duration, shall be maintained in each borrower’s earnings account and (iii) minimum liquidity of $0.5 million multiplied by the number of vessels owned by the Company and its subsidiaries shall be maintained by the Company. The New Entrust Facility also imposes certain customary operating covenants.

As of December 31, 2020, $22.0 million was outstanding under the New Entrust Facility, excluding the unamortized financing fees.

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

On February 8, 2021, we entered into a supplemental agreement to the facility with UniCredit Bank AG secured by two of our Capesize vessels, the Fellowship and the Premiership. Pursuant to the supplemental agreement, (i) the maturity date of the facility was extended from December 29, 2020 to December 29, 2022, (ii) compliance with each of the Leverage Ratio and EBITDA to Net Interest Expense Ratio (each as defined therein) was waived retrospectively from the period that commenced June 30, 2020 through the maturity date, (iii) compliance with the Security Cover Ratio (as defined therein) was waived retrospectively from the period that commenced December 31, 2019 through the maturity date, (iv) the quarterly installments were reduced from $1.55 million to $1.2 million, effective as of the December 2020 installment, (v) the repayment of the facility will be made by one quarterly instalment of $1.3 million, followed by one quarterly instalment of $0.7 million, followed by six consecutive quarterly repayments of $1.2 million each followed by a balloon installment of $22.4 million to be made on the maturity date, (vi) the applicable margin was increased from 3.2% to 3.5% with effect from December 29, 2020 until the maturity of the facility. The supplemental agreement became effective on February 9, 2021 following satisfaction of certain standard conditions precedent.

The Amended and Restated UniCredit Loan Facility is secured by first preferred mortgages and general assignments covering earnings, charter parties, insurances and requisition compensation over the Premiership and the Fellowship, account pledge agreements, a charterparty assignment over the Premiership, technical and commercial managers' undertakings, shares security deeds of the two applicable vessel-owning subsidiaries' shares and a hedging assignment agreement. The facility imposes operating and financing covenants, certain of which may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the lender.

As of December 31, 2020, $31.6 million was outstanding under the Amended and Restated UniCredit Loan Facility, excluding the unamortized financing fees.

Squire Alpha Bank Loan Facility

On November 4, 2015, we entered into a $33.8 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship, referred to as the Squire Alpha Bank Loan Facility. The borrower under the Squire Alpha Bank Loan Facility is our applicable vessel-owning subsidiary and the facility is guaranteed by the Company. On July 28, 2016, June 29, 2018, July 1, 2019, and March 31, 2020, we and Alpha Bank entered into a first, second, third, and fourth supplemental agreement, respectively, to the Squire Alpha Bank Loan Facility.  Pursuant to the terms of the fourth supplemental agreement: (i) the maturity date was extended from November 10, 2021 to December 31, 2022, (ii) the repayment of the facility will be made by two prepayments of $0.5 million each on August 26, 2020 and October 1, 2020 as well as eleven consecutive quarterly repayments of $0.9 million each followed by a balloon installment of $15.0 million to be made on the maturity date, (iii) the ratio of the market value of the Squireship plus any additional security to the total facility outstanding shall not be less than 100% for 2020, not less than 110% starting for 2021 and not less than 115% until maturity, (iv) the financial covenants at the corporate guarantor level will not be applicable any longer save for the minimum liquidity covenant at guarantor level and (v) a 30-days moving average balance of $0.5 million is required to be maintained in the earnings account of the Squireship. The interest rate of the facility is equal to Libor plus a margin of 3.50%.

The Squire Alpha Bank Loan Facility is secured by a first preferred mortgage and a general assignment covering earnings, insurances and requisition compensation over the Squireship, a corporate guarantee by Leader Shipping Co., being the vessel-owning subsidiary of the Leadership, a second preferred mortgage over the Leadership, an account pledge agreement, a charterparty assignment over the Squireship and technical and commercial managers' undertakings. The Squire Alpha Bank Loan Facility imposes operating and financial covenants, certain of which may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the lender.

As of December 31, 2020, $22.3 million was outstanding under the facility, excluding the unamortized financing fees.

ATB Loan Facilities

On May 24, 2017, we entered into an up to $18 million term loan facility with Amsterdam Trade Bank N.V., or ATB, to partially finance the acquisition of the Partnership, referred to as the ATB Loan Facility. The borrower under the ATB Loan Facility was our applicable vessel-owning subsidiary.

On September 25, 2017, in order to partially fund the refinancing of a previous loan facility with Natixis with respect to the Championship, we amended and restated the ATB Loan Facility, increasing the loan amount by an additional tranche of $16.5 million, referred to as the Amended and Restated ATB Loan Facility. The borrowers under the Amended and Restated ATB Loan Facility were the vessel-owning subsidiaries of the Partnership and the Championship. On May 18, 2018, we and ATB entered into a supplemental agreement to the Amended and Restated ATB Loan Facility. On November 7, 2018, ATB entered into a deed of release, with respect to the Championship, releasing and discharging the underlying borrower and all securities created over the Championship in full after the settlement of the outstanding balance of $15.7 million pertaining to Championship's tranche.

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

On February 12, 2021, we entered into a supplemental agreement to the facility with Amsterdam Trade Bank N.V. secured by one of our Capesize vessels, the Partnership. Pursuant to the supplemental agreement, (i) the Leverage Ratio (as defined therein) was amended to 85% from 75% previously, for the remaining duration of the facility, (ii) compliance with the EBITDA to Net Interest Expense Ratio (as defined therein) was waived for the period commencing June 30, 2020 through the maturity date and (iii) the Minimum required security cover (as defined therein) was amended to (a) 140% through and including June 30, 2021, (b) 145% during the period commencing July 1, 2021 through and including December 31, 2021 and (c) 150% thereafter and until the maturity of the loan. The supplemental agreement became effective on February 16, 2021 following satisfaction of certain standard conditions precedent.

As amended to date, the New ATB Loan Facility bears interest of LIBOR plus a margin of 4.65% and is divided in Tranche A relating to the refinancing of the Partnership and Tranches B and C for the financing of the scrubber systems on the Squireship and the Premiership, respectively. Tranche A is repayable in eight consecutive quarterly installments of $0.2 million each and a balloon payment of $13.2 million on November 26, 2022. Tranche B and C is repayable in seven consecutive quarterly installments of $0.19 million with the last one falling due on August 26, 2022.

The New ATB Loan Facility is secured by a first priority mortgage and a general assignment covering earnings, insurances and requisition compensation over the Partnership, an earnings account pledge, a shares security deed relating to the shares of the vessel's owning subsidiary, technical and commercial managers' undertakings and charterparty assignments.

As of December 31, 2020, $17.4 million was outstanding under the facility, excluding the unamortized financing fees.

Subordinated Facilities

First Jelco Loan Facility

On October 4, 2016, we entered into a $4.2 million loan facility with Jelco to finance the initial deposits for the Lordship and the Knightship.  On November 17, 2016 we entered into an amendment of the facility and on November 28, 2016 and February 13, 2019, we amended and restated the facility, which, among other things, increased the aggregate amount that could be borrowed under the facility to up to $12.8 million (to partially finance the remaining payment for the Lordship and the Knightship) and extended the maturity date to June 30, 2020. On May 29, 2019, we further amended the First Jelco Facility to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.2 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity was set at LIBOR plus a margin of 8.5% per annum.  As of December 31, 2020, $5.9 million was outstanding under the First Jelco Loan Facility. This facility, along with the other facilities and convertible notes between the Company and Jelco, was restructured as described below.

On February 22, 2021, the First Jelco Loan Facility was prepaid in full.

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

On September 27, 2017, we amended and restated the Second Jelco Loan Facility and on February 13, 2019, we entered into a supplemental agreement and extended the maturity date to December 30, 2020. On May 29, 2019, we further amended the Second Jelco Loan to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.4 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity was set at LIBOR plus a margin of 6.0% per annum. As of December 31, 2020, $4.95 million was outstanding under the Second Jelco Loan Facility. This facility, along with the other facilities and convertible notes between the Company and Jelco, was restructured as described below.

Third Jelco Loan Facility

On April 10, 2018, we had entered into a $2.0 million loan facility with Jelco for working capital purposes which was refinanced on March 27, 2019 by the Fourth Jelco Loan Facility, described below. All obligations thereunder were irrevocably and unconditionally discharged pursuant to the deed of release of March 27, 2019.

Fourth Jelco Loan Facility

On March 26, 2019, we entered into a $7.0 million loan facility with Jelco, the proceeds of which were utilized (i) to refinance the $2.0 million outstanding under the Third Jelco Loan Facility and (ii) for general corporate purposes. We drew down the entire $7.0 million on March 27, 2019. The Fourth Jelco Loan Facility was repayable through one installment of $1.0 million which was due on January 5, 2020 and a balloon installment of $6.0 million payable at maturity, September 27, 2020. On May 29, 2019, we further amended the Fourth Jelco Loan Facility to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.01 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0%, (iii) the interest rate from January 1, 2020 until maturity was set at 6.0% per annum, or 8.5% per annum if the $1.0 million installment is deferred to maturity and (iv) the mandatory prepayment obligation to prepay the full or any part of the Fourth Jelco Loan Facility by utilizing an amount equal to not less than 25% of the net proceeds of a public offering of securities was waived in respect to our public offering in May 2019. As of December 31, 2020, $6.0 million was outstanding under the Fourth Jelco Loan Facility. This facility, along with the other facilities and convertible notes between the Company and Jelco, was restructured as described below.

On February 22, 2021, the Fourth Jelco Loan Facility was prepaid in full.

The Fourth Jelco Loan Facility is secured by a guarantee from Emperor Holding Ltd (“Emperor”), our intermediary holding company owning the vessel-owning subsidiary of the Lordship and the bareboat charterer of the Knightship.

Wilmington Trust Loan Facility/Amended and Restated Entrust Loan Facility

On June 11, 2018, we entered into a $24.5 million loan agreement with certain Blue Ocean maritime lending funds managed by EnTrustPermal for the purpose of refinancing the outstanding indebtedness of the Lordship under the NSF Loan Facility. The borrower under the facility is the applicable vessel-owning subsidiary and the facility is guaranteed by the Company.

The Wilmington Trust Loan Facility matures on June 13, 2023 and may be extended until June 13, 2025 subject to certain conditions. Specifically, the borrower has the right to sell the ship back to the lender at a pre-agreed price of $20.8 million on the fifth anniversary of the loan utilization, referred to as the Year-5 Put Option. If the borrower elects to exercise the Year-5 Put Option, the lender has the right to extend the termination date of the loan by a further two years, in which case the exercise of the Year-5 Put Option by the borrower shall be cancelled in its entirety. Furthermore, the borrower has the right to sell the ship back to the lender at a pre-agreed price of $15.0 million on the seventh anniversary of the loan utilization, referred to as the Year-7 Put Option. If the borrower elects to exercise the Year-7 Put Option, then the lenders will be obliged to purchase the ship at the pre-agreed price. The Wilmington Trust Loan Facility bears a weighted average all-in interest rate of 11.4% and 11.2% assuming a maturity date in June 2023 or in June 2025, respectively. The principal obligation amortizes in 20 or 28 quarterly installments, with a balloon payment of $15.3 million or $9.5 million due at maturity, assuming a maturity date in June 2023 or in June 2025, respectively.

On July 15, 2020, we entered into an amendment and restatement of the Wilmington Trust Loan Facility with certain nominees of EnTrust Global as lenders and Wilmington Trust, National Association as facility agent and security agent (the “Amended and Restated Entrust Loan Facility”). Pursuant to the terms of the Amended and Restated Entrust Loan Facility (i) Wilmington Trust, National Association resigned as facility agent and security agent and Lucid Agency Services Limited and Lucid Trustee Services Limited were appointed as successor facility agent and security agent, respectively and (ii) the facility was cross-collateralized with the New Entrust Facility with corporate guarantees from Sea Glorius Shipping Co. and Sea Genius Shipping Co., being the vessel-owning subsidiaries of the Gloriuship and the Geniuship respectively, second preferred mortgages and second priority general assignments covering the earnings, insurances and requisition compensation over the Gloriuship and the Geniuship, second priority account pledge agreements covering the earnings accounts of these vessels, second priority share pledge agreements concerning Sea Glorius Shipping Co.’s and Sea Genius Shipping Co.’s shares and second priority technical and commercial managers' undertakings. The original terms and securities of the subject facility agreement were not otherwise altered by the amendment and restatement.

The Amended and Restated Entrust Loan Facility is secured by a first priority mortgage and a general assignment covering earnings, insurances and requisition compensation over the Lordship, an account pledge agreement, a share pledge agreement concerning the respective vessel-owning subsidiary, technical and commercial managers' undertakings and a charterparty assignment over the Lordship. The Amended and Restated Entrust Loan Facility also imposes certain customary operating covenants, certain of which may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders.

As of December 31, 2020, $21.6 million was outstanding under the Amended and Restated Entrust Loan Facility.

On March 5, 2021, the Amended and Restated Entrust Loan Facility was prepaid in full and all obligations were released in full. The first priority mortgage over the Lordship and the second priority mortgages over the Geniuship and the Gloriuship were accordingly discharged, while all other securities will be irrevocably and unconditionally discharged upon completion of the relevant documentation.

Other Financial Liabilities: Sale and Leaseback Agreements

Hanchen Sale and Leaseback

On June 28, 2018, we entered into a $26.5 million sale and leaseback agreement for the Knightship with Hanchen for the purpose of refinancing the outstanding indebtedness of the Knightship under the NSF Loan Facility. The Company's wholly-owned subsidiary owing the Knightship, or the Charterer, sold and chartered back the vessel on a bareboat basis for an eight-year period, having a purchase obligation at the end of the eighth year. The Company has continuous options to buy back the Knightship at any time following the second anniversary of the bareboat charter. The transaction was accounted for as a financial liability. The bareboat charter is secured by a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement, a share pledge agreement of the shares of the Charterer, technical and commercial managers' undertakings and a guarantee from the Company. Of the $26.5 million purchase price, $18.6 million were cash proceeds, $6.6 million were withheld by Hanchen as an upfront charterhire, and an amount of $1.3 million was paid by the Charterer to Hanchen as security of the due observance and performance by the Charterer of its obligations and undertakings as per the sale and leaseback agreement, or the Charterer's Deposit. The Charterer's Deposit can be set off against the balloon payment at maturity. The Charterer is required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120% of the charterhire principal minus the amount of the Charterer's Deposit and an additional amount of $1.3 million until the second anniversary of the vessel's delivery date or until a sub-charter in form and substance acceptable to Hanchen is available, whichever is earlier. The charterhire principal bears interest at LIBOR plus a margin of 4% and amortizes in twenty-two consecutive equal quarterly installments of approximately $0.46 million along with a balloon payment of $5.3 million due on June 29, 2026. The charterhire principal, as of December 31, 2020, was $15.3 million.

Cargill Sale and Leaseback

On November 7, 2018, we entered into a $23.5 million sale and leaseback agreement for the Championship with Cargill for the purpose of refinancing the outstanding indebtedness of the Championship under the Amended and Restated ATB Loan Facility. The Company sold and chartered back the vessel from Cargill on a sub-bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The transaction was accounted for as a financial liability. The sub-bareboat charter is secured by a guarantee from the Company, a scrubber supply contract assignment, an account pledge agreement and technical and commercial managers' undertakings. The Company is required to maintain an amount of $1.6 million from the $23.5 million proceeds as a performance guarantee, which amount of $1.6 million will be used at the vessel's repurchase. Moreover, under the subject sale and leaseback agreement, an additional tranche was provided to the Company for an amount of up to $2.75 million for the purpose of financing the cost associated with the acquisition and installation on board the Championship of an open loop scrubber system. The subject tranche was placed in an escrow account in the name of Cargill and was made available gradually subject to certain progress milestones. As per December 31, 2020 this tranche was fully drawn. The cost of the financing is equivalent to an expected fixed interest rate of 4.71% for five years. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at the end of which it has a purchase obligation at $14.05 million. Additionally, at the time of purchase, if the market value of the vessel is greater than a certain floor price, the Company will pay to Cargill 20% of the difference between the market price and the floor price. The floor price started at $30 million on November 7, 2018 and amortizes to $22.8 million at the end of the five year term. The Company has concluded that such contingency shall not be accrued in the financial statements, since information available does not indicate that it is probable that a liability has been incurred as of the latest balance sheet date and cannot be estimated. Moreover, as part of the transaction, the Company has issued 7,500 of its common shares to Cargill which are subject to customary statutory registration requirements. The fair market value of the shares on the date issued to Cargill will be amortized over the lease term using the effective interest method.  The unamortized balance is classified under other financial liabilities on the consolidated balance sheet.  The charterhire principal amortizes in thirty-five monthly installments averaging approximately $0.2 million each along with a balloon payment of $14.1 million, including the additional scrubber tranche, at maturity on November 7, 2023. The charterhire principal, as of December 31, 2020, was $21.8 million including the additional scrubber tranche.

Convertible Notes

First Jelco Note

On March 12, 2015, we issued a $4.0 million convertible note to Jelco, or the First Jelco Note. Following four amendments between May 2015 and May 2019, the First Jelco Note was repayable in one installment due on December 31, 2020. The fourth amendment entered into on May 29, 2019 reflects the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.2 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. As of December 31, 2020, $3.8 million was outstanding under the First Jelco Note.  This note, along with the other facilities and convertible notes between the Company and Jelco, was restructured as described below.

Second Jelco Note

On September 7, 2015, we issued an up to $6.8 million, or the Applicable Limit, revolving convertible note to Jelco, or the Second Jelco Note. The Second Jelco Note was repayable in one installment due on December 31, 2022. Following twelve amendments between December 2015 and May 2019, the Applicable Limit was raised to $24.7 million. Moreover, pursuant to the eleventh amendment entered into on March 26, 2019, we have been provided with the option to drawdown up to $3.5 million by April 10, 2020, or the Final Revolving Advance Date. Since the request was not made by the Final Revolving Advance Date, the advance is not available to be drawn and the Applicable Limit was reduced to $21.2 million on April 10, 2020. The twelfth amendment entered into on May 29, 2019, reflects the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.9 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. As of December 31, 2020, $21.2 million was outstanding under the Second Jelco Note. This note, along with the other facilities and convertible notes between the Company and Jelco, was restructured as described below.

Third Jelco Note

On September 27, 2017, we issued a $13.75 million convertible note to Jelco, or the Third Jelco Note. Following two amendments between February and May 2019, the Third Jelco Note was repayable in one installment due on December 31, 2022. The second amendment entered into on May 29, 2019, reflects the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.5 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. The Third Jelco Note is secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the vessel-owning subsidiary of the Partnership, all cross collateralized with the First Jelco Loan Facility and the Second Jelco Loan Facility. As of December 31, 2020, $13.75 million was outstanding under the Third Jelco Note. This note, along with the other facilities and convertible notes between the Company and Jelco, was restructured as described below.

We may by giving a five business days prior written notice to Jelco at any time, prepay the whole or any part of the three Jelco notes in cash or, subject to Jelco's prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note(s) being prepaid divided by the agreed price per share. At Jelco's option, our obligation to repay the principal amount(s) under the three Jelco notes or any part thereof may be paid in common shares at a conversion price of $1.20 per share. Jelco also has received customary registration rights with respect to any shares to be received upon conversion of the notes.

Emperor has provided a guarantee, dated September 27, 2017, to Jelco for the Company's obligations under all three notes.

The Jelco Restructuring Transactions

Securities Purchase Agreement

On December 30, 2020, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Jelco which sets forth the terms of the restructuring of the First Jelco Loan Facility, Second Jelco Loan Facility, Fourth Jelco Loan Facility (together with the First Jelco Loan Facility and the Second Jelco Loan Facility, the “Jelco Loan Facilities”), First Jelco Note, Second Jelco Note and Third Jelco Note (together with the First Jelco Note and Second Jelco Note, the “Jelco Notes”).

Pursuant to the Securities Purchase Agreement:

•	The Company prepaid $6.5 million of the principal amount of the Second Jelco Loan Facility on December 31, 2020.

•
In exchange for the settlement of all accrued and unpaid interest under the Jelco Loan Facilities and Jelco Notes through December 31, 2020 in an aggregate amount of $4.3 million and an amendment fee of $1.2 million, the Company issued, on January 8, 2021, 7,986,913 units (“Units”) at a price of $0.70 per Unit, with each Unit consisting of one common share of the Company (or, at Jelco’s option, one pre-funded warrant in lieu of such common share) and one warrant to purchase one common share at an exercise price of $0.70.

•
The Company granted Jelco an option, exercisable only once until 45 days after the effectiveness of the resale registration statement described below, to purchase up to 4,285,714 additional Units at a price of $0.70 per Unit in exchange for the forgiveness of principal under the Second Jelco Loan Facility in an amount equal to the aggregate purchase price of the Units.

•	The Company granted Jelco customary registration rights as described below.

•
The Company and Jelco agreed to amend the terms of each of the Jelco Loan Facilities and Jelco Notes pursuant to the omnibus supplemental agreements described below, including to extend the maturity date to December 31, 2024, to reduce the annual interest rate to 5.5% and to amend the conversion price under the Jelco Notes to $1.20 per common share.

•
Jelco agreed to a standstill undertaking, applicable for at least as long as the common shares are listed on Nasdaq, precluding any acquisition of the common shares, including through the exercise of warrants or the conversion of the Jelco Notes, to the extent that it would result in Jelco or its affiliates beneficially owning, including controlling the voting or disposition of, more than 9.99% of the outstanding common shares after giving effect to the acquisition.

•	Jelco waived any and all prior breaches and events of default under the Jelco Loan Facilities and Jelco Notes.

The Securities Purchase Agreement and the transactions contemplated therein were approved by an independent committee of our board of directors.

The terms of the warrant and pre-funded warrant issued as part of Units are substantially the same as those of the Class E warrants and pre-funded warrants issued in the Company’s underwritten public offering in August 2020.

Registration Rights Agreement

On December 31, 2020, the Company and Jelco entered into a registration rights agreement pursuant to which the Company agreed to file a registration statement covering the resale by Jelco of:

(i)          7,986,913 common shares issued (or issuable upon exercise of the pre-funded warrant issued) on January 8, 2021 pursuant to the Securities Purchase Agreement;

(ii)       7,986,913 common shares issuable upon the exercise, at an exercise price of $0.70 per common share, of the warrant issued on January 8, 2021 pursuant to the Securities Purchase Agreement;

(iii)        any common shares which are issued (or issuable upon exercise of the warrant or pre-funded warrant issued) prior to the filing of the registration statement pursuant to Jelco’s option to purchase additional Units described above; and

(iv)        32,262,501 common shares if issued upon conversion of the Jelco Notes at a conversion price of $1.20 per common share.

The registration rights agreement also provides for piggyback registration rights, with customary cutbacks, with respect to such common shares.  The registration statement covering the resale of the aforementioned shares was filed on February 19, 2021.

Omnibus Loan Supplemental Agreement

On December 31, 2020, the Company entered into an omnibus supplemental agreement (the “Omnibus Loan Supplemental Agreement”), amending each of the Jelco Loan Facilities to reflect the changes agreed with Jelco in the Securities Purchase Agreement, including:

(i)	accrued and unpaid interest of an aggregate of $1.92 million through December 31, 2020 was deemed fully and finally settled;

(ii)	the interest rate payable from January 1, 2021 through the maturity date was fixed at 5.5% per annum;

(iii)	the maturity date was extended to December 31, 2024;

(iv)
the addition of cash sweep provisions whereby the Company will make prepayments semi-annually commencing the fiscal quarter ending March 31, 2021 of the greater of the Company’s cash balances in excess of $25.0 million or the revenue of the Company’s Capesize fleet attributable to a time charter equivalent rate in excess of $18,000 but not exceeding $21,000;

(v)	a mandatory prepayment on each of December 31, 2022 and December 31, 2023 of $8.0 million less any prepayments previously made under the cash sweep provisions;

(vi)	an option to apply the proceeds of any cash exercise of the warrants issued to Jelco as part of Units as a prepayment;

(vii)
an amendment to the existing mandatory prepayment provisions in the First Jelco Loan Facility and Fourth Jelco Loan Facility such that the Company will make a mandatory prepayment of an amount equal to 25% of the net proceeds of any future public offering and any cash exercise of the Company’s outstanding Class E warrants (the prepayment obligations set forth in (iv)-(vii) above, the “Mandatory Prepayment Obligations”); and

(viii)	a cap of $12.0 million on all Mandatory Prepayment Obligations in any calendar year.

Following the closing of the transactions described herein on December 31, 2020, an aggregate of $16.9 million was outstanding under the Jelco Loan Facilities.

Omnibus Note Supplemental Agreement

On December 31, 2020, the Company entered into an omnibus supplemental agreement (the “Omnibus Note Supplemental Agreement”), amending each of the Jelco Notes to reflect the changes agreed with Jelco in the Securities Purchase Agreement, including:

(i)	accrued and unpaid interest of an aggregate of $2.43 million through December 31, 2020 was deemed fully and finally settled;

(ii)	the interest rate payable from January 1, 2021 through the maturity date was fixed at 5.5% per annum;

(iii)	the maturity date was extended to December 31, 2024;

(iv)	the conversion price was amended to $1.20 per common share;

(v)
the existing conversion provision was amended to include a beneficial ownership limitation of 9.99% of the number of the common shares outstanding immediately after giving effect to the issuance of common shares issuable upon conversion; and

(vi)
the addition of provisions analogous to the Mandatory Prepayment Obligations requiring mandatory prepayment of the Jelco Notes following the full repayment of the Jelco Loan Facilities, and a cap of $12.0 million on all such mandatory prepayment obligations in any calendar year.

Following the closing of the transactions described herein on December 31, 2020, an aggregate of $38.7 million was outstanding under the Jelco Notes.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2020, the BDI registered a low of 393 on May 14, 2020 and a high of 2,097 on October 6, 2020.

Since the start of the financial crisis in 2008 the performance of the BDI has been characterized by high volatility, as the growth in the size of the dry bulk fleet outpaced growth in vessel demand for an extended period of time.

Specifically, in the period from 2010 to 2020, the size of the fleet in terms of deadweight tons grew by an annual average of about 6.0% while the corresponding growth in demand for dry bulk carriers grew by 3.1%, resulting in a drop of about 61% in the value of the BDI over the period. According to tentative projections, the total size of the dry bulk fleet is expected to rise by about 2.6% in 2021, compared to expected demand growth of 2.8%.

Please also see “–B. Liquidity and Capital Resources.”

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020 (in thousands of U.S. Dollars):

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt and other financial liabilities	$173,289	$20,412	$114,687	$31,980	$6,210
Convertible notes	38,715	-	-	38,715	-
Interest expense – long term debt and other financial liabilities	27,545	9,155	13,439	4,824	127
Interest expense - convertible notes	$8,517	2,129	4,259	2,129	-
Office rent	1,068	147	295	295	331
Total	$249,134	$31,843	$132,680	$77,943	$6,668

G.	Safe Harbor

See the section titled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our current directors and executive officers.  Members of our board of directors are elected annually on a staggered basis, and each director elected holds office for a three-year term.  Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.  The business address of each of our directors and executive officers listed below is 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece.

Name	Age	Position	Director Class
Stamatios Tsantanis	49	Chairman, Chief Executive Officer & Director	A (term expires in 2022)
Stavros Gyftakis	42	Chief Financial Officer
Christina Anagnostara	50	Director	B (term expires in 2023)
Elias Culucundis	78	Director*	A (term expires in 2022)
Dimitrios Anagnostopoulos	74	Director*	C (term expires in 2021)
Ioannis Kartsonas	49	Director*	C (term expires in 2021)

*Independent Director

Biographical information with respect to each of our directors and our executive officer is set forth below.

Stamatios Tsantanis has been a member of our Board of Directors and our Chief Executive Officer since October 1, 2012. Mr. Tsantanis has also been the Chairman of our Board of Directors since October 1, 2013 and served as our Interim Chief Financial Officer from November 1, 2013 until October 2, 2018. Mr. Tsantanis brings more than 23 years of experience in shipping and finance and held senior management positions in prominent shipping companies and financial institutions. Mr. Tsantanis previously served as the Chief Financial Officer and as a Director of Top Ships Inc. from its initial public offering and listing on Nasdaq. Prior to that, he was an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active roles in a number of shipping corporate finance transactions. Mr. Tsantanis holds a Master of Science (MSc) in Shipping Trade and Finance from the Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. He is also a fellow of the Institute of Chartered Shipbrokers.

Stavros Gyftakis was appointed as our Chief Financial Officer on October 3, 2018, and previously served as Finance Director since November 2017. He has more than 15 years of experience in senior positions in the shipping finance industry. Before joining Seanergy, he was a Senior Vice President in the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis holds a BSc in Mathematics from the Aristotle University of Thessaloniki, a MSc in Business Mathematics awarded with Honors, from the Athens University of Economics and Business and a MSc in Shipping, Trade and Finance, awarded with Distinction, from City’s Business School (formerly known as Cass Business School) of City University in London.

Christina Anagnostara served as our Chief Financial Officer from November 17, 2008 until October 31, 2013 and has served as a member of our Board of Directors since December 2008. She has more than 23 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. She has served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since June 2017 she is a Director of the Investment Banking Division of AXIA Ventures Group and from 2014 to 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. Between 2006 and 2008 she served as Chief Financial Officer and member of the Board of Directors of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group she worked for Eurobank EFG and Ernst & Young, the international accounting firm. Ms. Anagnostara studied Economics in Athens and is a Certified Chartered Accountant. She is a member of various industry organizations including ACCA, Propeller Club, WISTA, Shipping Finance Executives and American Hellenic Chamber of Commerce.

Elias Culucundis has been a member of our Board of Directors since our inception. Since 1999, Mr. Culucundis has been the President, Chief Executive Officer and Director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. Additionally, from 1996 to 2000, he was a Director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a Director of Point Clear Navigation Agency Ltd, a marine project company. From 1981 to 1995, Mr. Culucundis was a Director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical Director and eventually ascended to the position of Chief Executive Officer, overseeing a large fleet of Panamax, Aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of new vessels. From 1971 to 1980, Mr. Culucundis was a Director and the Chief Executive Officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. In Off Shore Consultants Inc. he worked in Floating Production, Storage and Offloading vessel, or FPSO, design and construction and was responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell Plc. Seven FPSOs were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of their fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of the Hellenic National Committee of American Bureau of Shipping and he served in the Council of the Union of Greek Shipowners. Mr. Culucundis is a Fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

Dimitrios Anagnostopoulos has been a member of our Board of Directors since May 2009. Mr. Anagnostopoulos has over 47 years of experience in Shipping, Ship finance and Bank Management. Mr. Anagnostopoulos obtained his BSc at the Athens University of Economics and Business. His career began in the 1970's as Assistant Lecturer at the same University followed by four years with the Onassis Shipping Group HQ in Monaco. Mr. Anagnostopoulos also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he has spent nearly two decades with the Bank, holding the positions of Senior Vice-President and Head of Shipping. Since 2010 he is also an advisor and Board Member in the Aegean Baltic Bank S.A. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at the City’s Business School (formerly known as Cass Business School) of City University in London, the Athens University of Economics and Business and the ALBA Graduate Business School. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping and an Associate Member of the Institute of Energy of South East Europe. In 2008 he was named by the Lloyd's Organization as Shipping Financier of the Year.

Ioannis Kartsonas has been a member of our Board of Directors since May 2017. Mr. Kartsonas has more than 21 years of experience in finance and commodities trading. He is currently the Principal and Managing Partner of Breakwave Advisors LLC., a commodity-focused advisory firm based in New York. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm's Shipping and Freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to his role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in Shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space including Shipping. Prior to that, he was an Equity Analyst focusing on Shipping and Energy for Standard & Poor's Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

No family relationships exist among any of the directors and executive officers.

B.	Compensation

For the year ended December 31, 2020, the Company paid its executive officers and directors aggregate compensation of $0.83 million.  The Company’s executive officers are employed by it pursuant to employment and consulting contracts.

Each member of the Company’s board of directors received a fee of $60,000 in 2020. The aggregate director fees paid by the Company for the years ended December 31, 2020, 2019 and 2018 totalled $300,000, $300,000 and $300,000, respectively.

On January 12, 2011 our board of directors adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan, or the Plan. The Plan was amended and restated on December 15, 2016, to increase the aggregate number of shares of our common stock reserved for issuance under the Plan from 3,569 shares to 4,166 shares. The Plan was also amended and restated on February 1, 2018, to further increase the aggregate number of shares of our common stock reserved for issuance under the Plan to 12,500. The Plan was further amended and restated on January 10, 2019, to further increase the aggregate number of shares of our common stock reserved for issuance under the Plan to 12,500. The Plan was further amended and restated on December 30, 2019, to further increase the aggregate number of shares of our common stock reserved for issuance under the Plan to 187,500. On January 18, 2021, the Plan was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 4,000,000 shares. The Plan is administered by the Compensation Committee of our board of directors.  Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our Compensation Committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient's continued service as an employee or a director of the Company, through the applicable vesting date.

On December 15, 2016, the Compensation Committee granted an aggregate of 3,220 restricted shares of common stock pursuant to the Plan. Of the total 3,220 shares issued, 1,145 shares were granted to our board of directors, 1,867 shares were granted to certain of our employees and 208 shares were granted to the sole director of the Company's commercial manager, a non-employee. The fair value of each share on the grant date was $312. The shares to our board of directors vested over a period of two years, which commenced on December 15, 2016. On December 15, 2016, 381 shares vested, on October 1, 2017, 382 shares vested and 382 shares vested on October 1, 2018. All the other shares granted vested over a period of three years, which commenced on December 15, 2016. Of the shares granted to certain of our other employees, 477 shares vested on December 15, 2016, 477 shares vested on October 1, 2017, 427 shares vested on October 1, 2018 and 427 shares vested on October 1, 2019. Of the shares granted to the sole director of the Company's commercial manager, 63 shares vested on December 15, 2016, 63 shares vested on October 1, 2017, 41 shares vested on October 1, 2018 and 41 shares vested on October 1, 2019.

On February 1, 2018, the Compensation Committee granted an aggregate of 5,250 restricted shares of common stock pursuant to the Plan. Of the total 5,250 shares issued, 2,396 shares were granted to our board of directors, 2,771 shares were granted to certain of our employees and 83 shares were granted to the sole director of the Company's commercial manager, a non-employee. The fair value of each share on the grant date was $248.48. All the shares vested over a period of two years. 1,750 shares vested on February 1, 2018, 1,687 shares vested on October 1, 2018 and 1,687 shares vested on October 1, 2019.

On January 10, 2019, the Compensation Committee granted an aggregate of 9,000 restricted shares of common stock pursuant to the Plan. Of the 9,000 shares issued, 4,167 shares were granted to the board of directors, 4,417 shares were granted to certain of the Company’s employees and 417 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $146.40. All the shares vest over a period of two years. 3,000 shares vested on January 10, 2019, 3,000 shares vested on October 1, 2019 and 2,972 shares vested on October 1, 2020.

On February 24, 2020, the Compensation Committee granted an aggregate of 156,250 restricted shares of common stock pursuant to the Plan. Of the total 156,250 shares issued, 45,000 shares were granted to the non-executive members of the board of directors, 42,812 were granted to the executive officers, 60,626 shares were granted to certain of the Company’s non-executive employees and 7,812 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $5.12. All the shares vest over a period of two years. 52,084 shares vested on February 24, 2020, 52,083 shares vested on October 1, 2020 and 52,083 shares will vest on October 1, 2021.

On January 18, 2021, the Compensation Committee granted an aggregate of 3,600,000 restricted shares of common stock pursuant to the Plan. Of the total 3,600,000 shares issued, 1,400,000 shares were granted to the non-executive members of the board of directors, 950,000 were granted to the executive officers, 1,100,000 shares were granted to certain of the Company’s non-executive employees and 150,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $0.81. 1,200,030 shares vested on the grant date, 1,199,985 shares vested on October 1, 2021 and 1,199,985 shares will vest on October 1, 2022.

C.	Board Practices

Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.  Our board of directors has an audit committee, a compensation committee and a nominating committee.  Our board of directors has adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Messrs. Dimitrios Anagnostopoulos and Elias Culucundis.  Our board of directors has determined that the members of the audit committee meet the applicable independence requirements of the Commission and the Nasdaq Stock Market Rules. Our board of directors has determined that Mr. Dimitrios Anagnostopoulos is an “Audit Committee Financial Expert” under the Commission's rules and the corporate governance rules of the Nasdaq Stock Market.

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

D.	Employees

As of December 31, 2020, the Company had two executive officers, Mr. Stamatios Tsantanis and Mr. Stavros Gyftakis. In addition, as of December 31, 2020, we employed Ms. Theodora Mitropetrou, our general counsel, and a support staff of 35 employees.

E.	Share Ownership

The common shares beneficially owned by our directors and executive officers are disclosed below in “Item 7. Major Shareholders and Related Party Transactions.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets out information as of the date of this annual report regarding the beneficial ownership of our common shares by (i) the owners of five percent or more of our outstanding common shares and (ii) our directors and executive officers.  The beneficial ownership information set forth in the table below is based on beneficial ownership reports furnished to the Commission or information regarding the beneficial ownership of our common shares delivered to us.  To the best of our knowledge, except as disclosed in the table below or with respect to our directors and executive officers, we are not controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons.  All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Identity of Person or Group	Number of Shares Owned	Percent of Class
Claudia Restis(1)	57,417,623	9.99%
Lind Global Macro Fund, LP(2)	9,400,000	5.8%
Stamatios Tsantanis(3)	—	*
Stavros Gyftakis(3)	—	*
Christina Anagnostara(3)	—	*
Elias Culucundis(3)	—	*
Dimitrios Anagnostopoulos	—	*
Ioannis Kartsonas(3)	—	*
Directors and executive officers as a group (6 individuals)(3)	2,782,150	1.8%

* Less than one percent.

(1)
Based on the Schedule 13D/A filed by Jelco, Comet and Claudia Restis on February 8, 2021, Claudia Restis may be deemed to beneficially own 57,414,267 of our common shares through Jelco and 3,356 of our common shares through Comet, each through a revocable trust of which she is beneficiary. The shares she may be deemed to beneficially own through Jelco include (i) 113,970 common shares issuable upon exercise of the Class B Warrants held by Jelco, (ii) 32,262,501 common shares issuable upon conversion of the Jelco Notes, (iii) 7,986,913 common shares issuable upon exercise of a common share purchase warrant at an exercise price of $0.70 per common share issued on January 8, 2021 and (iv) 4,285,714 common shares, and 4,285,714 common shares underlying common share purchase warrants, which Jelco has an option to acquire pursuant to the Securities Purchase Agreement, in each case subject to a 9.99% beneficial ownership blocker. The number of shares owned reported in this paragraph and in the table above do not give effect to such 9.99% beneficial ownership blockers, but the percentages in the table above do give effect to such beneficial ownership blockers. Calculation of percent of class beneficially owned by such person is based on 156,181,613 common shares outstanding as of March 30, 2021 and any additional shares that such person may be deemed to beneficially own in accordance with Rule 13d-3 under the Exchange Act.  In our annual report for the fiscal year ended December 31, 2019, filed with the Commission on March 5, 2020, we reported beneficial ownership by Claudia Restis of 37.0% of our issued and outstanding common shares.  In our annual report for the fiscal year ended December 31, 2018, filed with the Commission on March 25, 2019, we reported beneficial ownership by Claudia Restis of 70.2% of our issued and outstanding common shares.  In our annual report for the fiscal year ended December 31, 2017, filed with the Commission on March 7, 2018, we reported beneficial ownership by Claudia Restis of 73.6% of our issued and outstanding common shares.

(2)
Based on information reported on a Schedule 13G filed with the Commission on February 12, 2021 jointly filed by Lind Global Macro Fund, LP, Lind Global Partners LLC and Jeff Easton. The number of shares owned reported in the table above does not give effect to the 9.99% beneficial ownership blockers contained in certain warrants held by such beneficial owners as described in the Schedule 13G, but the percentages in the table above do give effect to such beneficial ownership blockers. Calculation of percent of class beneficially owned by such person is based on 156,181,613 common shares outstanding as of March 30, 2021 and any additional shares that such person may be deemed to beneficially own in accordance with Rule 13d-3 under the Exchange Act.  In our annual reports for the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018, we did not report that Lind Global Macro Fund, LP beneficially owned five percent or more of our issued and outstanding common shares.

(3)
Calculation of percent of class beneficially owned by each such person is based on 156,181,613 common shares outstanding as of March 30, 2021 and any additional shares that such person may be deemed to beneficially own in accordance with Rule 13d-3 under the Exchange Act.

B.	Related Party Transactions

On December 30, 2020, we entered into definitive documentation for a restructuring transaction with Jelco, our junior creditor and a former related party of the Company, pursuant to which all maturities under the various loan facilities and convertible notes provided by Jelco were extended to December 2024. In connection with this transaction, we issued common shares, a pre-funded common share purchase warrant, and a common share purchase warrant to Jelco on January 8, 2021. We no longer consider Jelco a related party following the entering into definitive documentation for a restructuring transaction, since, after that, Jelco no longer beneficially owns 10 per cent or more of our outstanding common shares nor otherwise has a significant influence over us. We considered Jelco a related party up to the date that the restructuring was concluded on December 31, 2020. For information on this restructuring transaction with Jelco, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements – Jelco Restructuring Transactions.” For information on our loan facilities with Jelco, please see the sections entitled “First Jelco Loan Facility,” “Second Jelco Loan Facility,” “Third Jelco Loan Facility” and “Fourth Jelco Loan Facility” under “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements – Credit Facilities.” For information on our convertible notes issued to Jelco, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements – Convertible Notes.”

On December 19, 2019, we entered into a services agreement with Frontier Tankers Corp., or Frontier, an affiliate of Jelco, engaged in the ownership of tanker vessels through its wholly-owned vessel-owning subsidiaries. Pursuant to the Frontier Services Agreement, Seanergy and Seanergy Management assist Frontier's vessel-owning subsidiaries in their dealings with third parties, provide them with certain administration, finance and accounting services and provide certain other services to Frontier, for a quarterly fee of $900 per vessel-owning subsidiary.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

We have previously reported that between 2010 and 2017 certain of our then shareholders, including our former Chairman that served between 2008 to 2010, had brought suits in Greece against certain other shareholders of the Company, our former Chief Financial Officer, and such Chairman's immediate successor to the board of directors. The plaintiffs withdrew their suits filed in 2010 and 2014 and therefore these are now closed.

The hearing of the only two remaining suits that were filed in 2017 against, amongst other, the former Chairman's immediate successor, took place on November 15, 2018 and the court's decision is expected to be issued. These suits seek damages from the defendants (including our former Chairman) for alleged wilful misconduct that purportedly caused the plaintiffs damage both by way of diminution of the value of their shares in the Company and harm to their reputations. Our former Chairman has advised us that he does not believe the action has any merit.

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

Our restated articles of incorporation have been filed as Exhibit to our report filed with the Commission on Form 6-K on August 30, 2019.  Those restated articles of incorporation contained in such Exhibit are incorporated by reference.  Our third amended and restated bylaws have been filed with the Commission on Form 6-K on September 25, 2020, which we incorporate by reference.  We also incorporate by reference, the sections titled “Description of Capital Stock” and “Certain Marshall Islands Company Considerations” in our Registration Statement on Form F-1 (Registration No. 333-253332), declared effective by the Commission on March 12, 2021.

C.	Material contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this annual report.  We refer you to “Item 4. Information on the Company – A. History and Development of the Company,” “Item 4. Information on the Company – B. Business Overview,” “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements,” and “Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions” for a discussion of these contracts.  Other than as discussed in this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.	Exchange controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.	Taxation

The following is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of our common stock or warrants as well as the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our common stock and/or warrants that is treated for U.S. federal income tax purposes as:

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

•
a trust if (i) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “United States Federal Income Taxation of Non-U.S. Holders.”

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

This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury Regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder's individual circumstances. In particular, this discussion considers only holders that will own and hold our common stock and warrants as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or “financial services entities”;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting for U.S. federal income tax purposes;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more (by vote or value) of our shares;

•	persons that own shares through an “applicable partnership interest”;

•	persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”;

•	persons that hold our common stock or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This summary does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws.

We have not sought, nor do we intend to seek, a ruling from the Internal Revenue Service, or the IRS, as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

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

United States Federal Income Tax Consequences

Taxation of Operating Income in General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, constitutes income from sources within the United States, which we refer to as “U.S. source gross shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are prohibited by law from engaging in transportation that produces income considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income earned by us that is derived from sources outside the United States will not be subject to any United States federal income tax.

For our 2020 taxable year, we had U.S. source gross shipping income of approximately $711,223.

We are subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in “ – Taxation in Absence of Exemption,” unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below.  For our 2020 taxable year, we believe that we qualified for the exemption from tax under Section 883 of the Code.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States and one of the following statements is true:

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

We did not satisfy the 50% Ownership Test for our 2020 taxable year. Furthermore, these substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test.

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

Under the regulations, the stock of a foreign corporation will be considered “regularly traded” if one or more classes of its stock representing 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets (such as the Nasdaq Capital Market), which we refer to as the “listing threshold.”

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

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, whom we refer to as “5% Shareholders.” We refer to this restriction in the regulations as the “Closely-Held Rule.”

For purposes of being able to determine our 5% Shareholders, the regulations permit a foreign corporation to rely on Schedule 13G and Schedule 13D filings with the Commission. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

Additionally, holders of warrants will not be treated as constructive owners of shares for purposes of the Closely-Held Rule.

Based on our analysis of our shareholdings during 2020, we believe we satisfy the Publicly-Traded Test for the entire 2020 year in that less than 50% of our issued and outstanding shares were held by 5% Shareholders for more than half the days during the 2020 taxable year.

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

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source gross shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source gross shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at a rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and for certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis in a common share—paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary companies in which we own at least 25% of the value of the subsidiary's stock or other ownership interest. Income earned, or deemed earned, by us in connection with the performance of services should not constitute passive income. By contrast, rental income, which includes bareboat hire, would generally constitute “passive income” unless we are treated under specific rules as deriving rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are or have been a PFIC during our 2020 taxable year, nor do we expect to become, a PFIC with respect to our 2021 taxable year or any future taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner so as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to the common shares, as discussed below. In addition, if we were to be treated as a PFIC, a U.S. Holder would be required to file an IRS Form 8621 with respect to such holder's common stock.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder is referred to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and its net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his, her or its U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will use commercially best efforts to provide each U.S. Holder with all necessary information, including a PFIC Annual Information Statement, in order to enable such holder to make a QEF election for such taxable year. A U.S. Holder may not make a QEF election with respect to its ownership of a warrant.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as anticipated, our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. The mark-to-market election is generally unavailable to U.S. Holders of warrants.

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

Net Investment Income Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder's “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of such U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A U.S. Holder's net investment income will generally include its gross dividend income and its net gains from the disposition of the common shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income generally will not include a U.S. Holder's pro rata share of the Company's income and gain (if we are a PFIC and that U.S. Holder makes a QEF election, as described above in “—Taxation of U.S. Holders Making a Timely QEF Election”). However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder's ordinary income and net investment income. If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the net investment income tax to your income and gains in respect of your investment in our common shares or warrants.

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

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

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

We will also provide without charge to each person, including any beneficial owner of our common stock, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report.  Please direct such requests to Investor Relations, Seanergy Maritime Holdings Corp., 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece, telephone number +30 213 0181507 or facsimile number +30 210 9638404.

I.	Subsidiary information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to risks associated with changes in interest rates relating to our unhedged variable–rate borrowings, according to which we pay interest at LIBOR plus a margin; as such increases in interest rates could affect our results of operations and ability to service our debt.  As of December 31, 2020, we had aggregate variable-rate borrowings, including the convertible notes issued to Jelco, of $91 million.  An increase of 1% in the interest rates of our variable-rate borrowings, as of December 31, 2020 would increase our interest payments $1.2 million per year.  Pursuant to the Securities Purchase Agreement, we sold 7,986,913 units in a private placement to Jelco in exchange for the forgiveness of certain payment obligations of ours, including all interest payments accrued in an aggregate amount of $4.3 million and an amendment fee of $1.2 million due through December 31, 2020. As a result, all outstanding Jelco indebtedness has been excluded from variable rate borrowings. We have not entered into any hedging contracts to protect against interest rate fluctuations.

Foreign Currency Exchange Rate Risk

We generate all of our revenue in U.S. dollars.  The minority of our operating expenses (approximately 2% in 2020) and the slight majority of our general and administration expenses (approximately 65% in 2020) are in currencies other than the U.S. dollar, primarily the Euro.  For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction.  We do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2020, these non-US dollar expenses represented 9% of our revenues.  However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations.  We have not hedged currency exchange risks associated with our expenses.

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

A default on payment obligations under certain loan facilities in a total amount of approximately $16.0 million and related cross-defaults were disclosed in Exhibit 99.1 to our Report on Form 6-K filed November 20, 2020 under the heading “Third Quarter and Recent Developments—Update on Bank Debt and Related-Party Financings,” which disclosure is incorporated by reference herein.  As of the date of this annual report, the defaults described therein have been cured and no payment obligations are in arrears.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a)          Disclosure Controls and Procedures

Management (our Chief Executive Officer and our Chief Financial Officer) has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2020).  The term disclosure controls and procedures is defined under the Commission's rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management (our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management (our Chief Executive Officer and our Chief Financial Officer), has assessed the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the framework established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2020.

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

We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers and directors.  Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.seanergymaritime.com.  Information on our website does not constitute a part of this annual report and is not incorporated by reference.  We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request.  We intend to disclose any waivers to or amendments of the Code of Business Conduct and Ethics for the benefit of any of our directors and executive officers within 5 business days of such waiver or amendment.  Shareholders may direct their requests to the attention of Investor Relations, Seanergy Maritime Holdings Corp., 154 Vouliagmenis Avenue, 16674 Glyfada, Greece, telephone number +30 213 0181507 or facsimile number +30 210 9638404.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountants are Ernst & Young (Hellas) Certified Auditors Accountants S.A. Audit, audit-related and non-audit services billed and accrued from Ernst & Young (Hellas) Certified Auditors Accountants S.A. are as follows:

	2020	2019
Audit fees	$205,000	$195,000
Audit related fees	234,000	80,000
Tax fees	-	-
All other fees	-	-
Total fees	$439,000	$275,000

Audit fees for 2020 and 2019 related to professional services rendered for the audit of our financial statements for the years ended December 31, 2020 and 2019, respectively. Audit related fees for 2020 and 2019 related to services provided related to our equity offerings during 2020 and 2019, respectively.  As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services.

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

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of Nasdaq's corporate governance rules.  The Company's corporate governance practices deviate from Nasdaq's corporate governance rules in the following ways:

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA, providing that the board of directors approve share issuances and adoptions of and material amendments to equity compensation plans. Likewise, in lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances, consistent with the BCA and our restated articles of incorporation and third amended and restated bylaws, the board of directors approves certain share issuances.

•	The Company's board of directors is not required to have an Audit Committee comprised of at least three members. Our Audit Committee is comprised of two members.

•	The Company's board of directors is not required to meet regularly in executive sessions without management present.

•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our third amended and restated bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial information required by this item, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A., is set forth on pages F-1 through F-39 and are filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Restated Articles of Incorporation (1)

1.2	Amendment to Restated Articles of Incorporation dated June 29, 2020 (2)

1.3	Third Amended and Restated Bylaws (3)

2.1	Specimen Common Stock Certificate (4)

2.2	Form of Class A Warrant Agreement by and between Continental Stock Transfer & Trust Company and the registrant (5)

2.3	Form of Class B Warrant Agreement by and between Continental Stock Transfer & Trust Company and the registrant (6)

2.4	Form of Class B Warrant Certificate (7)

2.5
Description of Common Stock (incorporated by reference from the description included in the Company’s prospectus filed under Rule 424(b)(1) under the Securities Act of 1933 on February 19, 2021, appearing under the headings “Description of Capital Stock” and “Certain Marshall Islands Company Considerations” which form a part of the Company’s Registration Statement on Form F-1 (File No. 333-253332))

2.6
Description of Class A Warrants (incorporated by reference from the description included in the Company’s registration statement on Form F-1/A filed with the Commission on December 6, 2016, appearing under the heading “Description of Capital Stock and Warrants” (File No. 333-221058))

2.7
Description of Class B Warrants (incorporated by reference from the description included in the Company’s prospectus filed under Rule 424(b)(1) under the Securities Act of 1933 on February 19, 2021, appearing under the heading “Description of Capital Stock” which forms a part of the Company’s Registration Statement on Form F-1 (File No. 333-253332))

4.1	Registration Rights Agreement dated March 26, 2010 between the registrant, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. (8)

4.2	Registration Rights Agreement dated January 4, 2012 between the registrant, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. (9)

4.3	Registration Rights Agreement dated June 24, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp. (10)

4.4	Registration Rights Agreement dated September 29, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp. (11)

4.5	Amended and Restated 2011 Equity Incentive Plan of the registrant adopted on January 18, 2021 (12)

4.6	Ship Technical Management Agreement dated as of February 11, 2015 between Leader Shipping Co. and V.Ships Greece Ltd. (13)

4.7
Novation Agreement to Ship Technical Management Agreement dated July 27, 2015, between V.Ships Greece Ltd., Leader Shipping Co. and V.Ships Limited with respect to the Ship Technical Management Agreement dated February 11, 2015 (14)

4.8
Addendum No. 1 to Technical Management Agreement dated March 18, 2016, between Leader Shipping Co. and V.Ships Limited with respect to the Ship Technical Management Agreement dated February 11, 2015 (15)

4.9
Novation Agreement to Ship Technical Management Agreement dated December 16, 2020, between V.Ships Greece Ltd., Leader Shipping Co. and V.Ships Limited with respect to the Ship Technical Management Agreement dated February 11, 2015*

4.10
Amendment dated May 23, 2018 with respect to the Partnership, between Partner Shipping Co. Limited (formerly known as Partner Shipping Co.) and V.Ships Limited with respect to the Ship Technical Management Agreement dated May 15, 2017 (16)

4.11
Amendment dated May 23, 2018 with respect to the Championship, between Champion Ocean Navigation Co. Limited (formerly known as Champion Ocean Navigation Co.) and V.Ships Limited with respect to the Ship Technical Management Agreement dated September 1, 2015 (17)

4.12
Amendment dated June 28, 2018 with respect to the Knightship, between Knight Ocean Navigation Co. and V.Ships Limited with respect to the Ship Technical Management Agreement dated November 23, 2016 (18)

4.13
Novation Agreement dated October 30, 2018 with respect to the Championship, between Champion Ocean Navigation Co. Limited, Champion Marine Co. and V.Ships Limited with respect to the Ship Technical Management Agreement dated September 1, 2015 (19)

4.14	Form of Ship Technical Management Agreement with V.Ships Limited (20)

4.15	Commercial Management Agreement dated March 2, 2015 between Seanergy Management Corp. and Fidelity Marine Inc. (21)

4.16	Amendment No. 1 dated September 11, 2015 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (22)

4.17	Amendment No. 2 dated as of February 24, 2016 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (23)

4.18	Amendment No. 3 dated February 1, 2018 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (24)

4.19	Amendment No. 4 dated June 28, 2018 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (25)

4.20	Loan Agreement dated March 6, 2015 between Leader Shipping Co. and Alpha Bank A.E. (26)

4.21	First Supplemental Agreement dated December 23, 2015 between Leader Shipping Co. and Alpha Bank A.E. with respect to the Loan Agreement dated March 6, 2015 (27)

4.22	Second Supplemental Agreement dated July 28, 2016 between Leader Shipping Co. and Alpha Bank A.E. with respect to the Loan Agreement dated March 6, 2015 (28)

4.23	Third Supplemental Agreement dated June 29, 2018 between Leader Shipping Co. and Alpha Bank A.E. with respect to the Loan Agreement dated March 6, 2015 (29)

4.24	Fourth Supplemental Agreement dated July 1, 2019, between Leader Shipping Co. and Alpha Bank A.E. with respect to the Loan Agreement dated March 6, 2015 (30)

4.25	Fifth Supplemental Agreement dated March 17, 2020, between Leader Shipping Co. and Alpha Bank A.E. with respect to the Loan Agreement dated March 6, 2015 (31)

4.26	Convertible Note dated March 12, 2015 of the registrant to Jelco Delta Holding Corp. (32)

4.27	Amendment No. 1 dated May 14, 2015 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated March 12, 2015 (33)

4.28	Mutual Consent dated September 18, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated March 12, 2015 (34)

4.29	Amendment No. 2 dated September 18, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated March 12, 2015 (35)

4.30	Amendment No. 3 dated March 26, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated March 12, 2015 (36)

4.31	Amendment No. 4 dated May 29, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated March 12, 2015 (37)

4.32	Share Purchase Agreement dated March 12, 2015 between the registrant and Stamatios Tsantanis (38)

4.33	Registration Rights Agreement dated March 12, 2015 between the registrant and Stamatios Tsantanis (39)

4.34
Loan Agreement dated September 1, 2015 between Sea Glorius Shipping Co., Sea Genius Shipping Co., Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) and the Banks and Financial Institutions listed in Schedule 1 thereto (40)

4.35
Supplemental Letter dated May 16, 2016 from Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) to Sea Glorius Shipping Co. and Sea Genius Shipping Co. with respect to the Loan Agreement dated September 1, 2015 (41)

4.36
Supplemental Letter dated February 23, 2017 from Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) to Sea Glorius Shipping Co., Sea Genius Shipping Co. and the registrant with respect to the Loan Agreement dated September 1, 2015 (42)

4.37
Amendment to Term Loan Facility dated March 28, 2018 between Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG), the registrant, Sea Glorius Shipping Co. and Sea Genius Shipping Co. with respect to the Loan Agreement dated September 1, 2015 (43)

4.38
Amendment No. 2 to Term Loan Facility dated April 1, 2019, between Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG), the registrant, Sea Glorius Shipping Co. and Sea Genius Shipping Co. with respect to the Loan Agreement dated September 1, 2015 (44)

4.39	Revolving Convertible Note dated September 7, 2015 of the registrant to Jelco Delta Holding Corp. (45)

4.40	First Amendment dated December 1, 2015 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (46)

4.41	Second Amendment dated December 14, 2015 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (47)

4.42	Third Amendment dated January 27, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (48)

4.43	Fourth Amendment dated March 7, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (49)

4.44	Fifth Amendment dated April 21, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (50)

4.45	Sixth Amendment dated May 17, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (51)

4.46	Seventh Amendment dated June 16, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (52)

4.47	Eighth Amendment dated March 28, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (53)

4.48	Mutual Consent dated September 8, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (54)

4.49	Ninth Amendment dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (55)

4.50	Tenth Amendment dated September 1, 2018 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (56)

4.51	Eleventh Amendment dated March 26, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (57)

4.52	Twelfth Amendment dated May 29, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (58)

4.53
Amended and Restated Facility Agreement dated November 22, 2018 between Premier Marine Co., Fellow Shipping Co., the registrant and UniCredit Bank AG with respect to the Facility Agreement dated September 11, 2015 (59)

4.54	Supplemental Agreement dated July 3, 2019 between Premier Marine Co., Fellow Shipping Co., the registrant and UniCredit Bank AG with respect to the Facility Agreement dated September 11, 2015 (60)

4.55	Supplemental Agreement dated February 8, 2021 between Premier Marine Co., Fellow Shipping Co., the registrant and UniCredit Bank AG with respect to the Facility Agreement dated September 11, 2015 (61)

4.56	Loan Agreement dated November 4, 2015 between Squire Ocean Navigation Co. and Alpha Bank A.E. (62)

4.57	First Supplemental Agreement dated July 28, 2016 between Alpha Bank A.E. and Squire Ocean Navigation Co. with respect to the Loan Agreement dated November 4, 2015 (63)

4.58	Second Supplemental Agreement dated June 29, 2018 between Alpha Bank A.E., Squire Ocean Navigation Co. and Leader Shipping Co. with respect to the Loan Agreement dated November 4, 2015 (64)

4.59	Third Supplemental Agreement dated July 1, 2019 between Alpha Bank A.E. and Squire Ocean Navigation Co. with respect to the Loan Agreement dated November 4, 2015 (65)

4.60	Fourth Supplemental Agreement dated March 31, 2020, between Alpha Bank A.E., Squire Ocean Navigation Co. and Leader Shipping Co. with respect to the Loan Agreement dated November 4, 2015*

4.61
Amended and Restated Loan Agreement dated February 13, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Amended and Restated Facility Agreement dated November 28, 2016 (66)

4.62	Supplemental Letter dated May 29, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Amended and Restated Loan Agreement dated February 13, 2019 (67)

4.63	Amended and Restated Loan Agreement dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Facility Agreement dated May 24, 2017 (68)

4.64	Supplemental Agreement dated February 13, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Amended and Restated Loan Agreement dated September 27, 2017 (69)

4.65	Supplemental Letter dated May 29, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Amended and Restated Loan Agreement dated September 27, 2017 (70)

4.66	Convertible Note dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. (71)

4.67	Registration Rights Agreement dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. (72)

4.68	Amendment to Convertible Note dated February 13, 2019, between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated September 27, 2017 (73)

4.69	Second Amendment dated May 29, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Convertible Note dated September 27, 2017 (74)

4.70	Amended and Restated Loan Agreement dated June 13, 2018 between the registrant and Jelco Delta Holding Corp. (75)

4.71	Supplemental Letter dated August 11, 2018 between the registrant and Jelco Delta Holding Corp. with respect to the Amended and Restated Loan Agreement dated June 13, 2018 (76)

4.72	Supplemental Letter dated January 31, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Amended and Restated Loan Agreement dated June 13, 2018 (77)

4.73	Loan Agreement dated June 11, 2018, between the registrant, Lord Ocean Navigation Co., the financial institutions listed in Part B of Schedule 1 thereto and Wilmington Trust, National Association (78)

4.74
Amended and Restated Loan Agreement dated July 15, 2020 between the registrant, Lord Ocean Navigation Co., Emperor Holding Ltd., the financial institutions listed in Part B of Schedule 1 thereto, Lucid Trustee Services Limited and Lucid Agency Services Limited with respect to the Loan Agreement dated June 11, 2018 (79)

4.75
Loan Agreement dated July 15, 2020 between the registrant, Sea Genius Shipping Co., Sea Glorius Shipping Co., the financial institutions listed in Part B of Schedule 1 thereto, Lucid Trustee Services Limited and Lucid Agency Services Limited (80)

4.76	Bareboat Charterparty dated June 28, 2018 between Knight Ocean Navigation Co. and Hanchen Limited (81)

4.77	Guarantee dated June 28, 2018 between the registrant and Hanchen Limited (82)

4.78	On Demand Guarantee dated September 14, 2018 by the registrant in favor of Uniper Global Commodities SE in respect of the charterparty for the Partnership (83)

4.79	On Demand Guarantee dated September 14, 2018 by the registrant in favor of Uniper Global Commodities SE in respect of the charterparty for the Lordship (84)

4.80	Sale and Purchase Agreement dated September 19, 2018 between Seanergy Management Corp. and Hyundai Materials Corporation (85)

4.81
Addendum No. 1 to Sale and Purchase Agreement dated September 28, 2018 between Seanergy Management Corp. and Hyundai Materials Corporation in respect of the Sale and Purchase Agreement dated September 19, 2018 (86)

4.82	Bareboat Charter Agreement dated November 7, 2018 between Cargill International SA and Champion Marine Co. for the Championship (87)

4.83	Sale and Purchase Agreement dated September 28, 2018 between Champion Marine Co. and Hyundai Materials Corporation (88)

4.84	Registration Rights Agreement dated November 7, 2018 between the registrant and Cargill International SA (89)

4.85	Guarantee and Indemnity dated November 7, 2018 between the registrant and Cargill International SA (90)

4.86	Loan Agreement dated February 13, 2019 between Partner Shipping Co. Limited, the registrant, and Amsterdam Trade Bank N.V. (91)

4.87	Supplemental Agreement dated June 13, 2019 between Partner Shipping Co. Limited, the registrant, and Amsterdam Trade Bank N.V. with respect to the Loan Agreement dated February 13, 2019 (92)

4.88	Supplemental Letter dated August 21, 2019 between Partner Shipping Co. Limited, the registrant, and Amsterdam Trade Bank N.V. with respect to the Loan Agreement dated February 13, 2019 (93)

4.89
Second Supplemental Agreement dated February 12, 2021 between Partner Shipping Co. Limited, the registrant, and Amsterdam Trade Bank N.V. with respect to the Loan Agreement dated February 13, 2019.  (94)

4.90	Loan Agreement dated March 26, 2019 between the registrant and Jelco Delta Holding Corp. (95)

4.91	Supplemental Letter dated May 29, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Loan Agreement dated March 26, 2019 (96)

4.92	Securities Purchase Agreement by and between the registrant and Jelco Delta Holding Corp. dated May 9, 2019 (97)

4.93	Registration Rights Agreement by and between the registrant and Jelco Delta Holding Corp. dated May 9, 2019 (98)

4.94	Class D Warrant Agency Agreement by and between Continental Stock Transfer & Trust Company and the registrant (99)

4.95	Form of Class D Warrant Certificate (100)

4.96	Form of Pre-Funded Warrant (101)

4.97	Form of Representative’s Warrant (102)

4.98	Form of Representative’s Warrant (103)

4.99	Form of Class E Warrant Agency Agreement by and between the registrant and Continental Stock Transfer & Trust Company (104)

4.100	Form of Class E Warrant (105)

4.101	Securities Purchase Agreement dated as of December 30, 2020 between the registrant and Jelco Delta Holding Corp. (106)

4.102
Omnibus Supplemental Agreement relating to convertible notes dated as of December 31, 2020 between the registrant, Partner Shipping Co. Limited, Emperor Holding Ltd. and Jelco Delta Holding Corp. (107)

4.103	Omnibus Supplemental Agreement relating to loan facilities dated as of December 31, 2020 between the registrant, Partner Shipping Co. Limited, Emperor Holding Ltd. and Jelco Delta Holding Corp. (108)

4.104	Form of Warrant issued by the registrant to Jelco Delta Holding Corp. (109)

4.105	Registration Rights Agreement dated as of December 31, 2020 between the registrant and Jelco Delta Holding Corp. (110)

8.1	List of Subsidiaries*

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

101	The following financial information from the registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2020, formatted in Extensible Business Reporting Language (XBRL)*
(1) Consolidated Balance Sheets as of December 31, 2020 and 2019;
(2) Consolidated Statements of Loss for the years ended December 31, 2020, 2019 and 2018;
(3) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2020, 2019 and 2018; and
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018.
(5) Notes to Consolidated Financial Statements

*Filed herewith

(1)	Incorporated herein by reference to Exhibit 3.1 to the registrant's report on Form 6-k filed with the Commission on August 30, 2019.

(2)	Incorporated herein by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-1 filed with the Commission on February 19, 2021.

(3)	Incorporated herein by reference to Exhibit 99.2 to the registrant’s report on Form 6-K furnished with the Commission on September 25, 2020.

(4)	Incorporated herein by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed with the Commission on March 19, 2019.

(5)	Incorporated herein by reference to Exhibit 4.2 to the registrant's registration statement on Form F-1/A filed with the Commission on December 6, 2016.

(6)	Incorporated herein by reference to Exhibit 4.2 to the registrant's registration statement on Form F-1/A filed with the Commission on May 2, 2019.

(7)	Incorporated herein by reference to Exhibit 4.2 to the registrant's registration statement on Form F-1/A filed with the Commission on May 2, 2019.

(8)	Incorporated herein by reference to Exhibit 4.1 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.

(9)	Incorporated herein by reference to Exhibit 4.2 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.

(10)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by United Capital Investments Corp. with the Commission on September 12, 2014.

(11)	Incorporated herein by reference to Exhibit D to the Schedule 13D related to the registrant filed by Jelco Delta Holding Corp. with the Commission on March 12, 2015.

(12)	Incorporated herein by reference to Exhibit 10.5 to the registrant’s registration statement on Form F-1 filed with the Commission on February 19, 2021.

(13)	Incorporated herein by reference to Exhibit 4.51 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.

(14)	Incorporated herein by reference to Exhibit 4.10 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.

(15)	Incorporated herein by reference to Exhibit 4.11 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.

(16)	Incorporated herein by reference to Exhibit 4.10 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(17)	Incorporated herein by reference to Exhibit 4.11 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(18)	Incorporated herein by reference to Exhibit 10.9 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(19)	Incorporated herein by reference to Exhibit 10.10 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(20)	Incorporated herein by reference to Exhibit 4.12 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.

(21)	Incorporated herein by reference to Exhibit 4.52 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.

(22)	Incorporated herein by reference to Exhibit 4.14 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.

(23)	Incorporated herein by reference to Exhibit 4.15 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.

(24)	Incorporated herein by reference to Exhibit 4.13 to the registrant's annual report on Form 20-F filed with the Commission on March 7, 2018.

(25)	Incorporated herein by reference to Exhibit 4.19 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(26)	Incorporated herein by reference to Exhibit 4.53 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.

(27)	Incorporated herein by reference to Exhibit 4.17 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.

(28)	Incorporated herein by reference to Exhibit 10.18 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.

(29)	Incorporated herein by reference to Exhibit 10.19 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(30)	Incorporated herein by reference to Exhibit 4.24 to the registrant’s annual report on Form 20-F filed with the Commission on March 5, 2020.

(31)	Incorporated herein by reference to Exhibit 10.24 to the registrant’s registration statement on Form F-1 filed with the Commission on March 20, 2020.

(32)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on April 13, 2015.

(33)	Incorporated herein by reference to Exhibit 10.17 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.

(34)	Incorporated herein by reference to Exhibit 10.18 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.

(35)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.

(36)	Incorporated herein by reference to Exhibit 10.28 to the registrant's registration statement on Form F-1/A filed with the Commission on April 5, 2019.

(37)	Incorporated herein by reference to Exhibit 4.30 to the registrant’s annual report on Form 20-F filed with the Commission on March 5, 2020.

(38)	Incorporated herein by reference to Exhibit 4.57 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.

(39)	Incorporated herein by reference to Exhibit 4.58 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.

(40)	Incorporated herein by reference to Exhibit 4.38 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.

(41)	Incorporated herein by reference to Exhibit 10.43 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.

(42)	Incorporated herein by reference to Exhibit 4.43 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.

(43)	Incorporated herein by reference to Exhibit 10.29 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(44)	Incorporated herein by reference to Exhibit 10.35 to the registrant's registration statement on Form F-1/A filed with the Commission on April 5, 2019.

(45)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 29, 2015.

(46)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on December 29, 2015.

(47)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on December 29, 2015.

(48)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on February 11, 2016.

(49)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on March 14, 2016.

(50)	Incorporated herein by reference to Exhibit 10.1 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.

(51)	Incorporated herein by reference to Exhibit 10.2 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.

(52)	Incorporated herein by reference to Exhibit 10.3 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.

(53)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on April 7, 2017.

(54)	Incorporated herein by reference to Exhibit 10.34 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.

(55)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.

(56)	Incorporated herein by reference to Exhibit 10.41 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(57)	Incorporated herein by reference to Exhibit 10.48 to the registrant's registration statement on Form F-1/A filed with the Commission on April 5, 2019.

(58)	Incorporated herein by reference to Exhibit 4.51 to the registrant’s annual report on Form 20-F filed with the Commission on March 5, 2020.

(59)	Incorporated herein by reference to Exhibit 4.53 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(60)	Incorporated herein by reference to Exhibit 4.53 to the registrant’s annual report on Form 20-F filed with the Commission on March 5, 2020.

(61)	Incorporated herein by reference to Exhibit 10.98 to the registrant’s registration statement on Form F-1 filed with the Commission on February 19, 2021.

(62)	Incorporated herein by reference to Exhibit 4.40 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.

(63)	Incorporated herein by reference to Exhibit 10.48 to the registrant's registration statement on Form F-1 filed with the Commission on October 28, 2016.

(64)	Incorporated herein by reference to Exhibit 10.51 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(65)	Incorporated herein by reference to Exhibit 4.57 to the registrant’s annual report on Form 20-F filed with the Commission on March 5, 2020.

(66)	Incorporated herein by reference to Exhibit 4.59 to the registrant's annual report on Form 20-F filed with the Commission March 25, 2019.

(67)	Incorporated herein by reference to Exhibit 4.59 to the registrant’s annual report on Form 20-F filed with the Commission on March 5, 2020.

(68)	Incorporated herein by reference to Exhibit 10.60 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.

(69)	Incorporated herein by reference to Exhibit 4.67 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(70)	Incorporated herein by reference to Exhibit 4.62 to the registrant’s annual report on Form 20-F filed with the Commission on March 5, 2020.

(71)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.

(72)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.

(73)	Incorporated herein by reference to Exhibit 4.69 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(74)	Incorporated herein by reference to Exhibit 4.66 to the registrant’s annual report on Form 20-F filed with the Commission on March 5, 2020.

(75)	Incorporated herein by reference to Exhibit 10.79 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(76)	Incorporated herein by reference to Exhibit 10.80 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(77)	Incorporated herein by reference to Exhibit 4.73 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(78)	Incorporated herein by reference to Exhibit 10.81 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(79)	Incorporated herein by reference to Exhibit 10.82 to the registrant’s registration statement on Form F-1 filed with the Commission on February 19, 2021.

(80)	Incorporated herein by reference to Exhibit 10.81 to the registrant’s registration statement on Form F-1 filed with the Commission on February 19, 2021.

(81)	Incorporated herein by reference to Exhibit 10.82 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(82)	Incorporated herein by reference to Exhibit 4.77 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(83)	Incorporated herein by reference to Exhibit 10.87 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(84)	Incorporated herein by reference to Exhibit 10.88 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(85)	Incorporated herein by reference to Exhibit 10.89 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(86)	Incorporated herein by reference to Exhibit 10.90 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(87)	Incorporated herein by reference to Exhibit 4.92 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(88)	Incorporated herein by reference to Exhibit 10.96 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(89)	Incorporated herein by reference to Exhibit 4.93 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(90)	Incorporated herein by reference to Exhibit 4.94 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(91)	Incorporated herein by reference to Exhibit 4.95 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(92)	Incorporated herein by reference to Exhibit 4.83 to the registrant’s annual report on Form 20-F filed with the Commission on March 5, 2020.

(93)	Incorporated herein by reference to Exhibit 4.84 to the registrant’s annual report on Form 20-F filed with the Commission on March 5, 2020.

(94)	Incorporated herein by reference to Exhibit 10.99 to the registrant’s registration statement on Form F-1 filed with the Commission on February 19, 2021.

(95)	Incorporated herein by reference to Exhibit 10.99 to the registrant's registration statement on Form F-1/A filed with the Commission on April 5, 2019.

(96)	Incorporated herein by reference to Exhibit 4.86 to the registrant’s annual report on Form 20-F filed with the Commission on March 5, 2020.

(97)	Incorporated herein by reference to Exhibit 4.4 to the registrant's report on Form 6-K filed with the Commission on May 17, 2019.

(98)	Incorporated herein by reference to Exhibit 4.5 to the registrant's report on Form 6-K filed with the Commission on May 17, 2019.

(99)	Incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K furnished with the Commission on April 3, 2020.

(100)	Incorporated herein by reference to Exhibit 4.2 to the registrant’s report on Form 6-K furnished with the Commission on April 3, 2020.

(101)	Incorporated herein by reference to Exhibit 4.3 to the registrant’s report on Form 6-K furnished with the Commission on April 3, 2020.

(102)	Incorporated herein by reference to Exhibit 4.3 to the registrant’s report on Form 6-K furnished with the Commission on May 17, 2019.

(103)	Incorporated herein by reference to Exhibit 4.4 to the registrant’s report on Form 6-K furnished with the Commission on April 3, 2020.

(104)	Incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K furnished to the Commission on August 19, 2020.

(105)	Incorporated herein by reference to Exhibit 4.2 to the registrant’s report on Form 6-K furnished to the Commission on August 19, 2020.

(106)	Incorporated herein by reference to Exhibit 99.2 to the registrant’s report on Form 6-K furnished with the Commission on January 15, 2021.

(107)	Incorporated herein by reference to Exhibit 99.7 to the registrant’s report on Form 6-K furnished with the Commission on January 15, 2021.

(108)	Incorporated herein by reference to Exhibit 99.6 to the registrant’s report on Form 6-K furnished with the Commission on January 15, 2021.

(109)	Incorporated herein by reference to Exhibit 99.4 to the registrant’s report on Form 6-K furnished with the Commission on January 15, 2021.

(110)	Incorporated herein by reference to Exhibit 99.3 to the registrant’s report on Form 6-K furnished with the Commission on January 15, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chairman & Chief Executive Officer

Date: March 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Seanergy Maritime Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seanergy Maritime Holdings Corp. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability assessment of vessels held and used

Description of the matter
At December 31, 2020, the carrying value of the Company’s vessels plus unamortized dry-docking costs and cost of any equipment not yet installed was $261.1 million. As discussed in Note 2 to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel plus unamortized dry-docking costs and cost of any equipment not yet installed may not be recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value of the vessel plus unamortized dry-docking costs and cost of any equipment not yet installed. Where the vessel’s carrying value plus unamortized dry-docking costs and cost of any equipment not yet installed, exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value of the vessels plus unamortized dry-docking costs and cost of any equipment not yet installed over its fair value.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining certain assumptions in forecasting undiscounted net operating cash flows, specifically the future charter rates for non-contracted revenue days. These charter rates are particularly subjective as they involve the development and use of assumptions about the dry bulk shipping market through the end of the useful lives of the vessels. These assumptions are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit
We analyzed management’s recoverability assessment by comparing the methodology used to evaluate impairment of each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates for non-contracted revenue days against internal and external data sources, such as available market data from various analysts, historical data for the vessels, and recent economic and industry changes. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the net operating cash flows. We also evaluated whether these assumptions were consistent with evidence obtained in other areas of the audit. Our procedures also included testing the completeness and accuracy of the data used within the forecasts.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2012.

Athens, Greece

March 31, 2021

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2020 and 2019
(In thousands of US Dollars, except for share and per share data)

		2020	2019
ASSETS
Current assets:
Cash and cash equivalents	4	21,011	13,654
Term deposits	4	1,600	-
Restricted cash	4	50	900
Accounts receivable trade, net	2	801	1,763
Inventories	5	4,650	3,862
Prepaid expenses		1,140	400
Other current assets		674	1,252
Deferred voyage expenses	2	621	96
Total current assets		30,547	21,927

Fixed assets:
Vessels, net	6	256,737	253,781
Other fixed assets, net		373	386
Total fixed assets		257,110	254,167

Other non-current assets:
Deposits assets, non-current	7	1,325	1,325
Deferred charges and other long-term investments, non-current	2	4,396	4,677
Restricted cash, non-current	4, 7	990	-
Right of use asset – leases	10	845	426
Other non-current assets		32	29
TOTAL ASSETS		295,245	282,551

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $995 and $2,443, respectively	7, 15	19,417	183,066
Trade accounts and other payables		3,707	16,105
Due to related parties, net of deferred finance costs of $NIL and $113, respectively	1, 7	-	24,237
Convertible notes, net of deferred finance costs of $NIL and $17, respectively	8	-	2,588
Accrued liabilities		2,988	6,881
Lease liability	10	140	108
Deferred revenue	2	4,510	4,296
Total current liabilities		30,762	237,281

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $2,532 and $NIL, respectively	7, 15	150,345	-
Convertible notes, non-current, net of deferred finance costs and debt discounts of $5,839 and $212, respectively	8	14,516	12,020
Lease liability, non-current	10	705	318
Deferred revenue, non-current	2	2,773	3,074
Other liabilities, non-current		450	-
Total liabilities		199,551	252,693

Commitments and contingencies	10	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2020 and 2019; 68,314,985 and 1,681,253 shares issued and outstanding as at December 31, 2020 and 2019, respectively	11	7	-
Additional paid-in capital	11	490,284	406,099
Accumulated deficit		(394,597)	(376,241)
Total Stockholders' equity		95,694	29,858
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		295,245	282,551
The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Loss
For the years ended December 31, 2020, 2019 and 2018
(In thousands of US Dollars, except for share and per share data)

	Notes	2020	2019	2018
Revenues:
Vessel revenue	2	65,682	89,523	94,859
Commissions	2	(2,337)	(3,024)	(3,339)
Vessel revenue, net		63,345	86,499	91,520
Expenses:
Voyage expenses	2	(18,567)	(36,641)	(40,184)
Vessel operating expenses		(22,347)	(18,980)	(20,742)
Management fees		(1,052)	(989)	(1,042)
General and administration expenses		(6,607)	(5,989)	(6,500)
Amortization of deferred dry-docking costs		(2,319)	(844)	(634)
Depreciation		(12,721)	(11,016)	(10,876)
Impairment loss		-	-	(7,267)
Operating (loss) / income		(268)	12,040	4,275
Other income / (expenses), net:
Interest and finance costs	12	(12,342)	(15,216)	(16,415)
Interest and finance costs – related party	1, 12	(11,083)	(8,629)	(8,881)
Gain on debt refinancing	7	5,144	-	-
Interest and other income		208	213	83
Foreign currency exchange losses, net		(15)	(52)	(104)
Total other expenses, net		(18,088)	(23,684)	(25,317)
Net loss before income taxes		(18,356)	(11,644)	(21,042)
Income taxes		-	(54)	(16)
Net loss		(18,356)	(11,698)	(21,058)

Net loss per common share
Basic and diluted	13	(0.55)	(12.21)	(134.39)
Weighted average common shares outstanding
Basic and diluted	13	33,436,278	958,297	156,692

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2020, 2019 and 2018
 (In thousands of US Dollars, except for share data)

	Common stock		Additional paid-in capital		Total stockholders’ equity
	# of Shares	Par Value		Accumulated deficit

Balance, January 1, 2018	154,079	-	383,010	(341,697)	41,313
Adoption of revenue recognition accounting policy adjustment (Note 2)	-	-	-	(1,788)	(1,788)
Issuance of common stock (Note 11)	7,500	-	1,541	-	1,541
Stock based compensation (Note 14)	5,057	-	1,295	-	1,295
Net loss	-	-	-	(21,058)	(21,058)
Balance, December 31, 2018	166,636	-	385,846	(364,543)	21,303
Issuance of common stock and warrants (Notes 7, 8 & 11)	1,505,638	-	18,847	-	18,847
Related parties liabilities released (Notes 7 & 8)	-	-	96	-	96
Stock based compensation (Note 14)	8,979	-	1,310	-	1,310
Net loss	-	-	-	(11,698)	(11,698)
Balance, December 31, 2019	1,681,253	-	406,099	(376,241)	29,858
Issuance of common stock (including the exercise of warrants) (Note 11)	66,477,489	7	71,828	-	71,835
Stock based compensation (Note 14)	156,243	-	869	-	869
Issuable units (Notes 7, 8 & 9)	-	-	6,021	-	6,021
Change in fair value of conversion option (Note 9)		-	4,924		4,924
Issuance of option for units (Note 9)	-	-	543	-	543
Net loss	-	-	-	(18,356)	(18,356)
Balance, December 31, 2020	68,314,985	7	490,284	(394,597)	95,694

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2020, 2019 and 2018
(In thousands of US Dollars)

	2020	2019	2018
Cash flows from operating activities:
Net loss	(18,356)	(11,698)	(21,058)
Adjustments to reconcile net loss to net cash (used in) / provided by operating activities:
Depreciation	12,721	11,016	10,876
Amortization of deferred dry-docking costs	2,319	844	634
Amortization of deferred finance charges	1,107	1,140	1,173
Amortization of convertible note beneficial conversion feature	5,518	3,713	4,339
Stock based compensation	869	1,310	1,295
Amortization of deferred finance charges – related party	201	3,745	7
Gain on debt refinancing, gross of deferred financing fees and expenses	(5,556)	-	-
Impairment loss	-	-	7,267
Fair value measurement of units issued to former related party	596	-	-
Restructuring expenses	1,015	-	-
Changes in operating assets and liabilities:
Accounts receivable trade, net	962	845	(511)
Inventories	(788)	1,427	(492)
Prepaid expenses	(740)	307	(424)
Other current assets	579	(212)	(534)
Deferred voyage expenses	(525)	311	(707)
Deferred charges, non-current	(1,145)	(2,297)	(32)
Other non-current assets	(3)	-	2
Trade accounts and other payables	(12,398)	1,679	5,499
Accrued liabilities	3,526	(5,502)	(760)
Deferred revenue	214	3,406	(851)
Deferred revenue, non-current	(301)	3,074	-
Other liabilities, non-current	450	-	-
Net cash (used in) / provided by operating activities	(9,735)	13,108	5,723
Cash flows from investing activities:
Vessels acquisitions and improvements	(20,189)	(12,349)	(30,921)
Net proceeds from sale of vessels	-	-	22,652
Term deposits	(1,600)	-	-
Other fixed assets, net	(75)	-	(558)
Net cash used in investing activities	(21,864)	(12,349)	(8,827)
Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	73,750	13,225	-
Proceeds from secured long-term debt	22,500	6,422	67,130
Proceeds from related party debt	-	5,000	2,000
Payments of financing and stock issuance costs	(3,640)	(698)	(1,153)
Repayments of long-term debt and other financial liabilities	(52,514)	(17,598)	(68,468)
Repayments of related party debt	(1,000)	-	-
Net cash provided by / (used in) financing activities	39,096	6,351	(491)
Net increase / (decrease) in cash and cash equivalents and restricted cash	7,497	7,110	(3,595)
Cash and cash equivalents and restricted cash at beginning of period	14,554	7,444	11,039
Cash and cash equivalents and restricted cash at end of period	22,051	14,554	7,444

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	10,270	14,144	18,504
Deposits	-	-	4,075

Noncash financing activities:
Units / shares issued to settle unpaid interest in connection with financing – former related party (Note 1, 7, 8 & 9)	4,814	2,115	-
Shares issued in lieu of interest payments in connection with financing – related party (Note 7, 8 & 9)	-	3,846	-
Units / shares issued to settle deferred finance cost in connection with financing – former related party (Note 1, 7 & 8)	1,374	239	-
Change in fair value of conversion option (Note 9)	4,924	-	-
Issuance of option for units (Note 9)	543	-	-
Unpaid interest waived – related party (Note 7 & 8)	-	96	-
Related party debt drawdown (Note 7 & 8)	-	2,000	-
Related party debt refinanced (Note 7 & 8)	-	(2,000)	-
Shares issued in connection with financing	-	-	1,541

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Glyfada, Greece. The Company provides global transportation solutions in the dry bulk shipping sector through its subsidiaries.

The accompanying consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the “Company” or “Seanergy”).

On December 31, 2020, the Company concluded on a restructuring transaction with Jelco Delta Holding Corp., or Jelco, the Company’s junior creditor and a former affiliate and former related party (Notes 3, 7 and 8). The Company considered Jelco a related party up to the date that the restructuring was concluded, since after that date, Jelco did not meet the definition of related party as per ASC 850, on the basis that Jelco was no longer able to significantly influence management nor held more than 10 per cent of the voting interests of the Company. As such, following the date that the restructuring was concluded, the Company no longer considers Jelco a related party. As of December 31, 2020, Jelco loans are classified in “Long-term debt and other financial liabilities”, whereas such loans were classified as “Due to related parties” as of December 31, 2019. Amounts in the consolidated statement of loss and consolidated statement of cash flows for 2020 until the date that Jelco ceased to be a related party were presented as transactions with related party.

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

On June 30, 2020, the Company's common stock began trading on a split-adjusted basis, following a June 25, 2020 approval from the Company's Board of Directors to reverse split the Company's common stock at a ratio of one-for-sixteen (Note 11). No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common stock will receive a cash payment in lieu of such fractional share. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

a.           Subsidiaries in Consolidation:

Seanergy’s subsidiaries included in these consolidated financial statements as of December 31, 2020:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp. (1)(3)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp. (1)(3)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co. (1)	Marshall Islands	Gloriuship	November 3, 2015	N/A
Sea Genius Shipping Co. (1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Leader Shipping Co. (1)	Marshall Islands	Leadership	March 19, 2015	N/A
Premier Marine Co. (1)	Marshall Islands	Premiership	September 11, 2015	N/A
Gladiator Shipping Co. (1)	Marshall Islands	Gladiatorship	September 29, 2015	October 11, 2018
Guardian Shipping Co. (1)(9)	Marshall Islands	Guardianship	October 21, 2015	November 19, 2018
Champion Ocean Navigation Co. Limited (1)(6)(10)	Malta	Championship	December 7, 2015	November 7, 2018
Squire Ocean Navigation Co. (1)	Liberia	Squireship	November 10, 2015	N/A
Emperor Holding Ltd. (1)	Marshall Islands	N/A	N/A	N/A
Knight Ocean Navigation Co. (1)(8)	Liberia	Knightship	December 13, 2016	June 29, 2018
Lord Ocean Navigation Co. (1)	Liberia	Lordship	November 30, 2016	N/A
Partner Shipping Co. Limited (1)(7)	Malta	Partnership	May 31, 2017	N/A
Pembroke Chartering Services Limited (1)(4)	Malta	N/A	N/A	N/A
Martinique International Corp. (1)(5)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014
Harbour Business International Corp. (1)(5)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014
Maritime Capital Shipping Limited (1)	Bermuda	N/A	N/A	N/A
Maritime Capital Shipping (HK) Limited (2)(3)	Hong Kong	N/A	N/A	N/A
Maritime Glory Shipping Limited (2)	British Virgin Islands	Clipper Glory	May 21, 2010	December 4, 2012
Maritime Grace Shipping Limited (2)	British Virgin Islands	Clipper Glory	May 21, 2010	October 15, 2012
Atlantic Grace Shipping Limited (11)	British Virgin Islands	N/A	N/A	N/A
Fellow Shipping Co. (1)	Marshall Islands	Fellowship	November 22, 2018	N/A
Champion Marine Co. (1)(9)	Liberia	N/A	N/A	N/A
Champion Marine Co. (1)(8)	Marshall Islands	N/A	N/A	N/A
Good Ocean Navigation Co. (1)(Note 6)	Liberia	Goodship	August 7, 2020	N/A

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
(9)         Dissolved on October 23, 2020
(10)       Dissolved on December 22, 2020
(11)       Dissolved on April 30, 2020

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

(f)          Term Deposits

Seanergy classifies time deposits and all highly liquid investments with an original maturity of more than three months as Term Deposits.

(g)          Restricted Cash

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

(h)          Accounts Receivable Trade, Net

Accounts receivable trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. Receivables related to spot voyages are determined to be unconditional and are included  in “Accounts Receivable Trade, Net”. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The Company assessed its accounts receivable, trade and its credit risk relating to its charterers, following the outbreak of COVID-19 and the effect that this could have on its accounts. The Company also assessed the provisions of ASC 326, Financial Instruments—Credit Losses, by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s financial statements as of the date of the adoption of ASC 326 on January 1, 2020 and as of December 31, 2020. No provision for doubtful accounts was established as of December 31, 2020 and 2019.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(i)          Inventories

Inventory is measured at the lower of cost or net realizable value according to the provisions of ASU 2015-11, Inventory. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.  Cost is determined by the first in, first out method.

(j)          Insurance Claims

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses and for legal fees covered by directors’ and officers’ liability insurance. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, the claim is not subject to litigation and the Company can make an estimate of the amount to be reimbursed. The classification of the insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. The Company assessed the provisions of ASC 326, Financial Instruments—Credit Losses, by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s financial statements as of the date of the adoption of ASC 326 on January 1, 2020 and as of December 31, 2020 and thus no provision for credit losses was recorded as of those dates.

(k)          Vessels

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

In addition, other long-term investments, referred to equipment for the vessels not yet installed, are included in “Deferred charges and other-long term investments, non-current” in the consolidated balance sheets. Amounts paid for this equipment are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statements of cash flows.

(l)          Vessel Depreciation

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

(m)        Impairment of Long-Lived Assets (Vessels)

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolesce or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus unamortized dry-docking costs and cost of any equipment not yet installed, may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers to be indicators of a potential impairment for its vessels.

The Company determines undiscounted projected operating cash flows for each vessel and compares it to the vessel’s carrying value, plus unamortized dry-docking costs and cost of any equipment not yet installed. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than the vessel’s carrying value, plus unamortized dry-docking costs and cost of any equipment not yet installed, the Company impairs the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimates and the average of the trailing 10-year historical charter rates, excluding outliers) adjusted for commissions, expected off hires due to scheduled maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled maintenance.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(n)         Dry-Docking and Special Survey Costs

The Company follows the deferral method of accounting for dry-docking costs and special survey costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the expected date of the next dry-docking which is scheduled to become due in 2 to 3 years. Dry-docking costs which are not fully amortized by the next dry-docking period are expensed. Amounts are included in “Deferred charges and other long-term investments, non-current”.

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

Spot charter revenue is recognized on a pro-rata basis over the duration of the voyage from loading to discharge, when a voyage agreement exists, the price is fixed or determinable, service is provided and the collection of the related revenue is reasonably assured.  For voyage charters, the Company satisfies its single performance obligation to transfer cargo under the contract over the voyage period. The Company has taken the practical expedient not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

Demurrage income, which is considered a form of variable consideration and is recognized as the performance obligation is satisfied, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the years ended December 31, 2020, 2019 and 2018 was $819, $1,528 and $2,108, respectively.

Despatch expense, which is considered a form of variable consideration and is recognized as the performance obligation is satisfied, is included in voyage revenues, and represents payments to the charterer by the vessel owner when loading or discharging time is faster than the stipulated time in the voyage charter agreements. Despatch expense for the years ended December 31, 2020, 2019 and 2018 was $133, $432 and $612, respectively.

The following table presents the Company’s income statement figures derived from spot charters for the year ended December 31, 2020:

December 31, 2020
Vessel revenues, net of commissions	27,033
Voyage expenses	(17,099)
Total	9,934

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Disaggregation of Revenue

The Company disaggregates its revenue from contracts with customers by the type of charter (time and spot charters). The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as at December 31, 2020 and 2019:

	December 31,
	2020	2019
Accounts receivable trade, net from spot charters	801	653
Accounts receivable trade, net from time charters	-	1,110
Total	801	1,763

Deferred revenue represents cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. The current portion of Deferred revenue as of December 31, 2020 was $4,510 and relates entirely to ASC 842. The non-current portion of Deferred revenue as of December 31, 2020 relates entirely to ASC 842 and is related to scrubber premiums (i.e. increased daily hire rates provided for by the chartering agreements) for scrubber-fitted vessels. The Deferred revenue is allocated on a straight-line basis over the minimum duration of each charter party, except for unearned revenue, which represents cash received in advance of services which have not yet been provided. Revenue recognized in 2020 from amounts included in deferred revenue at the beginning of the period was $4,296.

(q)          Leases

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

The following table presents the Company’s income statement figures derived from time charters for the year ended December 31, 2020:

December 31, 2020
Vessel revenues, net of commissions	36,312
Voyage expenses	(1,468)
Total	34,844

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Charterers individually accounting for more than 10% of revenues during the years ended December 31, 2020, 2019 and 2018 were:

Customer	2020	2019	2018
A	23%	-	-
B	-	19%	26%
C	-	18%	21%
D	18%	15%	-
E	-	-	11%
Total	41%	52%	58%

As of December 31, 2020, the Company has entered into six long-term time charter agreements for periods of thirty-three to sixty months, with charterer’s option to extend all time charters. The first time charter commenced on November 7, 2018. Two time charters commenced in the third quarter of 2019. Two time charters commenced in the fourth quarter or 2019 and the remaining time charter commenced in the second quarter of 2020. Certain time charters provide for the option to extend the duration of the charter.

During 2020, the Company successfully installed exhaust gas cleaning systems, or scrubbers, on one of these six vessels. During 2019, the Company successfully installed exhaust gas cleaning systems, or scrubbers, on five of these six vessels. A portion of the scrubbers cost was paid for by the charterers, where such portion is provided for by the chartering agreements as an increased daily rate or as a prepayment, which the Company accounts for on a straight-line basis over the minimum duration of each charter party. Amounts received in advance related to scrubber increased daily rates are recorded in Other current assets in the accompanying balance sheets.

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

(r)          Sale and Leaseback Transactions

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

(s)          Commissions

Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions to third parties are included in “Commissions” while brokerage commissions to third parties are included in “Voyage expenses”.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(t)          Vessel Voyage Expenses

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

(u)         Repairs and Maintenance

All repair and maintenance expenses, including major overhauling and underwater inspection expenses are expensed in the year incurred. Such costs are included in “Vessel operating expenses”.

(v)         Financing Costs

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

(w)        Income Taxes

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

Maritime Capital Shipping (HK) Limited, the Company’s former management company, is subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the year. The estimated profits tax for the year ended December 31, 2020 is $NIL.

Seanergy Management Corp. (“Seanergy Management”), the Company’s management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros. The contribution to be paid in 2021 by Seanergy Management for 2020 is estimated at $93 and is included in “General and administration expenses”.

Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”), the Company’s second management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros. The contribution to be paid in 2021 by Seanergy Shipmanagement for 2020 is estimated at $NIL.

Two of the Company’s subsidiaries are registered in Malta since May 23, 2018. No tax expense has been recognized for the years presented in these financials statements.

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

Based on the Company’s analysis of its shareholdings during 2020, the Publicly-Traded Test for the entire 2020 year has been satisfied in that less than 50% of the Company’s issued and outstanding shares were held by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock for more than half the days during the 2020 taxable year. Effectively, the Company and each of its subsidiaries qualify for this statutory tax exemption for the 2020 taxable year.

Certain charterparties of the Company contain clauses that permit the Company to seek reimbursement from charterers of any U.S. tax paid. The Company has sought reimbursement and has secured payment from most of its charterers. The Company’s U.S. federal income tax based on its U.S. source shipping income for 2020, 2019 and 2018, taking into consideration charterers’ reimbursement, was $NIL, $22 and $NIL, respectively. For the 2020 taxable year the Company will file amended returns for the refund of the U.S. federal income tax paid.

(x)         Stock-based Compensation

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

(y)         Earnings (Losses) per Share

Basic earnings (losses) per common share are computed by dividing net income (loss) available to Seanergy’s shareholders by the weighted average number of common shares outstanding during the period. Unvested shares granted under the Company's incentive plan, or else, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes, using the two class method. Diluted earnings (losses) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants and shares issued under the Equity Incentive Plan. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible notes. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

(z)          Segment Reporting

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

The Company follows the provisions of ASC 820, Fair Value Measurement, which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

(ab)	Debt Modifications and Extinguishments

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

(ac)	Troubled Debt Restructurings

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

The Company, when issuing or otherwise granting an equity interest to a lender or creditor to fully settle a payable or debt, accounts for the equity interest granted at its fair value. The difference between the fair value of the equity interest granted and the carrying amount of the payable or debt settled is recognized as a gain on restructuring of payables or debt. Legal fees and other direct costs incurred in granting an equity interest to a creditor reduce the fair value of the equity interest issued. All other direct costs incurred in connection with a troubled debt restructuring are deducted in measuring gain on restructuring or expensed for the period if no gain is recognized.

(ad)	Convertible Notes and related Beneficial Conversion Features

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Accounting for an embedded BCF in a convertible instrument requires that the BCF be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of the BCF to additional paid-in capital, resulting in a discount on the convertible instrument. This discount is accreted from the date on which the BCF is first recognized through the stated maturity date of the convertible instrument using the effective yield method. If the intrinsic value of the BCF is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument. The intrinsic value of the BCF is determined as the number of shares converted from the convertible note times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price. The BCF is not reassessed following any amendments to the terms of the convertible notes. If the modification or exchange of a convertible note is not accounted for as an extinguishment, the accounting for the change in the fair value of the conversion option follows the guidance of ASC 470-50-40-15.

(ae)	Distinguishing Liabilities from Equity

The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. The Company in its assessment for the accounting of the warrants issued in connection with the May 13, 2019 public offering, the Jelco Private Placement (mentioned below), the Class D warrants issued in connection with the April 2, 2020 public offering, the Class E warrants issued in connection with the August 20, 2020 underwritten public offering as well as the restructuring agreement with Jelco in December 2020 has taken into consideration ASC 480 “Distinguishing liabilities from equity” and determined that the warrants should be classified as equity instead of liability. The Company further analyzed key features of the warrants to determine whether these are more akin to equity or to debt and concluded that the warrants are equity-like. In its assessment, the Company identified certain embedded features, examined whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed. Upon exercise of the warrants, the holder is entitled to receive common shares. ASC 480 requires that a warrant which contains an obligation that may require the issuer to redeem the shares in cash, be classified as a liability and accounted for at fair value. No warrants were classified as liabilities.

(af)	Going Concern

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

In 2020, the outbreak of the COVID-19 virus has had a negative effect on the global economy and has adversely impacted the international dry-bulk shipping industry into which the Company operates. As of December 31, 2020, the impact of the outbreak of COVID-19 virus resulted in low time charter rates throughout the year, decreased revenues and increased crew and dry-docking costs. As the situation continues to evolve, it is difficult to predict the long-term impact of the pandemic on the industry. As a result, many of the Company’s estimates and assumptions, mainly future revenues for unfixed days, carry a higher degree of variability and volatility. The Company is constantly monitoring the developing situation, as well as its charterers’ response to the severe market disruption and is making necessary precautions to address and mitigate, to the extent possible, the impact of COVID-19 to the Company.

Recent Accounting Pronouncements Adopted

On January 1, 2020, the Company adopted ASU No.  2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This standard, including the codification improvements issued in November 2018, requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In November 2018, FASB issued ASU 2018-19, Codification Improvements to topic 326, Financial Instruments-Credit Losses. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326)—Targeted Transition Relief, which is the final version of Proposed Accounting Standards Update 2019-100—Targeted Transition Relief for Topic 326, Financial Instruments—Credit Losses, which has been deleted. This Update provides entities with an option to irrevocably elect the fair value option applied on an instrument-by-instrument basis for certain financial assets upon the adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. In December 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. This update introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. The adoption of this standard, as amended, did not have a material effect in the Company's consolidated financial statements and related disclosures as of the date of the adoption of ASC 326 on January 1, 2020 and as of December 31, 2020 and thus no provision for credit losses was recorded as of those dates.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On January 1, 2020, the Company adopted ASU No. 2018-13, Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement, which improves the effectiveness of fair value measurement disclosures. The amendments in the Update apply to all entities that are required under existing GAAP, to make disclosures about recurring and non-recurring fair value measurements. The adoption of ASU No. 2018-13 did not have a material effect in the Company’s consolidated financial statements and disclosures.

On January 1, 2020, the FASB issued ASU 2019-08, Codification Improvements—Share-Based Consideration Payable to a Customer. The amendments in this update require that an entity measure and classify share-based payment awards granted to a customer by applying the guidance in Topic 718. The amount recorded as a reduction of the transaction price is required to be measured on the basis of the grant-date fair value of the share-based payment award in accordance with Topic 718. The grant date is the date at which a grantor (supplier) and a grantee (customer) reach a mutual understanding of the key terms and conditions of a share-based payment award. The classification and subsequent measurement of the award are subject to the guidance in Topic 718 unless the share-based payment award is subsequently modified and the grantee is no longer a customer. The adoption of ASU No. 2019-08 did not have a material effect in the Company’s consolidated financial statements and disclosures.

Recent Accounting Pronouncements – Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments in this Update must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. An entity may elect to apply the amendments in this Update to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020 and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020.  An entity may elect certain optional expedients for hedging relationships that exist as of December 31, 2022 and maintain those optional expedients through the end of the hedging relationship. ASU 2020-04 can be adopted as of March 12, 2020. Currently the Company does not have any contracts that have been changed to a new reference rate, but will continue to evaluate its contracts and the effects of this standard on the Company’s consolidated financial position, results of operations, and cash flows.

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. The ASU reduces the number of accounting models for convertible debt instruments by eliminating the cash conversion model. As compared with current U.S. GAAP, more convertible debt instruments will be reported as a single liability instrument and the interest rate of more convertible debt instruments will be closer to the coupon interest rate. The ASU also aligns the consistency of diluted Earnings Per Share ("EPS") calculations for convertible instruments by requiring that (1) an entity use the if-converted method and (2) share settlement be included in the diluted EPS calculation for both convertible instruments and equity contracts when those contracts include an option of cash settlement or share settlement. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The FASB has specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

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

As of December 31, 2019, the Company’s cash flow projections for the period after one year after the date that the financial statements were issued indicated that cash on hand and cash provided by operating activities would not be sufficient to cover the liquidity needs that became due within one year after the date that the financial statements were issued mainly due to the balloon payments that were due within the respective period. Any failure on the part of the Company to timely repay the balloons falling due within one year would result in the lenders demanding payment, which could potentially result in payment default that would trigger cross-default provisions in the Company’s remaining facilities. As such, as of December 31, 2019, the Company classified the long-term portion of its bank debt and other financial liabilities in current liabilities. Since as of the date of the issuance of those financial statements no definite plan had crystalized, the above conditions raised substantial doubts about the Company’s ability to continue as a going concern.

On March 17, 2020, the Company entered into the fifth supplemental agreement with Alpha Bank A.E. regarding the Leader Alpha Bank Loan Facility. Pursuant to the terms of the supplemental agreement, among other things, the maturity date was extended from March 18, 2020 to December 31, 2022 (Note 7).

On March 31, 2020, the Company entered into the fourth supplemental agreement with Alpha Bank A.E. regarding the Squire Alpha Bank Loan Facility. Pursuant to the terms of the supplemental agreement, among other things, the maturity date was extended from November 10, 2021 to December 31, 2022 (Note 7).

During 2020, the Company raised $73,750 in proceeds net of underwriters fees and commissions, from two follow-on public offerings, four registered direct offerings, and from the partial exercises of Class D warrants issued in the April 2020 follow-on public offering as well as the full exercise of all warrants issued in four private placements that took place concurrently with the registered direct offerings (Note 11). During 2021 and as of the date of this report, the Company has also raised approximately $22,491 from the partial exercises of Class E warrants issued in the August 2020 follow-on public offering (Note 15).

On June 26, 2020, the Company entered into a settlement agreement with Hamburg Commercial Bank AG, or HCOB, formerly known as HSH Nordbank AG, related to the term loan facility secured by the Geniuship and the Gloriuship with original maturity on June 30, 2020 (Note 7). On July 17, 2020, the Company fully settled the loan agreement with HCOB through a $23,500 payment out of the then outstanding amount of the loan agreement of $29,056. The $23,500 payment was funded from the proceeds of a new $22,500, five-year loan entered into with funds managed by EnTrust Global (Note 7) and $1,000 of the Company’s own funds. Following such payment, all securities placed in favor of HCOB were irrevocably and unconditionally released (Note 7). As a result of the settlement agreement, the Company recognized a gain of $5,144.

In December 2020, the Company and Jelco Delta Holding Corp., or Jelco, the Company’s junior creditor and a former affiliate and former related party, entered into a Securities Purchase Agreement, or the SPA, an Omnibus Loans Agreement and an Omnibus Notes Agreement, which set forth the terms of the restructuring of the outstanding loan facilities and convertible notes between the Company and Jelco. Pursuant to the agreement, all maturities under the loan facilities and convertible notes were extended to December 2024 and the interest rate was set at 5.5% until maturity. In connection with this transaction, the Company prepaid $6,500 of the principal amount of the Second Jelco Loan Facility on December 31, 2020. In exchange for the settlement of all accrued and unpaid interest under the Jelco Loans and Jelco Notes through December 31, 2020 in an aggregate amount of $4,350, as well as an amendment fee of $1,241, the Company issued, on January 8, 2021, 7,986,913 units at a price of $0.70 per unit, with each unit consisting of one common share of the Company (or, at Jelco’s option, one pre-funded warrant in lieu of such common share) and one warrant to purchase one common share at an exercise price of $0.70

As of December 31, 2020, and the date of the issuance of these consolidated financial statements (adjusted for the refinancing arrangements mentioned below), the Company had $20,412 scheduled installments with respect to third party lenders that were due within one year. The Company also had some contractual obligations to repay Jelco within 2021 if certain conditions were met, with a maximum amount of $12,000 for the year. The Company has paid Jelco $12,000 as of the date of the issuance of these consolidated financial statements (Note 15).

As of December 31, 2020, the Company was in compliance with all original covenants relating to its loan facilities as at that date. The Company anticipates that it will comply with all future corporate covenants for at least the period after one year after the date that the consolidated financial statements are issued.

Since December 31, 2020 and the date of the issuance of these consolidated financial statements, the following definite plans have crystalized (please refer also to Note 15 for further details):

i)
On February 8, 2021, the Company entered into a supplemental agreement to the facility with UniCredit Bank AG, or UniCredit, which became effective on February 9, 2021, following satisfaction of certain customary conditions precedent. Pursuant to supplemental agreement: (i) the Leverage Ratio, the ratio of EBITDA to interest payments and the Security Cover Ratio (each term as defined therein) were waived with retrospective effect from June 2020 onwards (and January 2020 for the Security Cover Ration only) and for the remaining duration of the facility, (ii) the quarterly installments were reduced from $1,550 to $1,200, effective as of the December 2020 installment and (iii) the applicable margin was increased from 3.2% to 3.5% with effect from December 29, 2020 until the maturity of the facility that was extended to December 29, 2022 from December 29, 2020 initially.

ii)
On February 12, 2021, the Company entered into a supplemental agreement to the facility with Amsterdam Trade Bank N.V., or ATB, which became effective on February 16, 2021 following satisfaction of certain customary conditions precedent. Pursuant to supplemental agreement: (i) the Leverage Ratio (as defined therein) was amended to 85% from 75% previously, with retrospective effect from June 2020 onwards and for the remaining duration of the facility, (ii) the ratio of EBITDA to interest payments (as defined therein) was waived with retrospective effect from June 2020 onwards and for the remaining duration of the facility and (iii) the minimum required security cover (as defined therein) was amended to (a) 140% until June 30, 2021 (inclusive), (b) 145% until December 31, 2021 (inclusive) and (c) 150% thereafter and until the maturity of the loan on November 26, 2022.

iii)
On February 19, 2021, the Company sold 44,150,000 common shares pursuant to a registered direct offering at a price of $1.70 per common share, in exchange for gross proceeds of $75,055, or net proceeds of approximately $69,971.

iv)	On March 5, 2021, the Company prepaid the full balance of $21,600 of the Amended and Restated Entrust Loan Facility. The balance was paid with cash on hand.
v)
Between February and March 2021, the Company entered into four separate agreements with unaffiliated third parties for the purchase of four secondhand Capesize vessels, for a combined gross purchase price of $100,585. The Company expects to finance the vessel acquisitions with cash on hand and by secured loan facilities from financial institutions. Delivery of the vessels from their sellers are expected to take place until the end of the second quarter of 2021.

The Company’s cash flow projections, following the implementation of the above mentioned plans, for the period after one year after the date that the consolidated financial statements are issued indicate that cash on hand and cash provided by operating activities will be sufficient to cover the liquidity needs that become due within one year after the date that the consolidated financial statements are issued. In this respect, substantial doubt about the Company’s ability to continue as a going concern has been alleviated.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, they do not include any adjustments that might result in the event the Company is unable to continue as a going concern.

4.	Cash and Cash Equivalents, Restricted Cash and Term deposits:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	21,011	13,654
Restricted cash	50	900
Restricted cash, non-current	990	-
Total	22,051	14,554

Restricted cash as of December 31, 2020 includes $500 of minimum liquidity requirements as per the ATB Loan Facility (Note 7), $490 in a dry-docking reserve account as per the ATB Loan Facility and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, as of December 31, 2020, of $4,500 as per the Company’s credit facilities covenants, calculated as $500 per owned vessel, is included in “Cash and cash equivalents”.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Restricted cash as of December 31, 2019 includes $500 of minimum liquidity requirements as per the ATB Loan Facility (Note 7), $350 in a dry-docking reserve account as per the ATB Loan Facility and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, as of December 31, 2019, of $4,000 as per the Company’s credit facilities covenants, calculated as $500 per owned vessel, is included in Cash and cash equivalents. An aggregate amount of $2,925, not legally restricted, as per the sale and leaseback transactions is included in “Cash and cash equivalents” as of December 31, 2019 (Note 7).

An aggregate amount of $1,600, not legally restricted, as per the Company’s effective sale and leaseback transaction is included in “Term deposits” as of December 31, 2020, expiring in March 2021 (Note 7).

5.	Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2020	December 31, 2019
Lubricants	591	522
Bunkers	4,059	3,340
Total	4,650	3,862

6.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2020	December 31, 2019
Cost:
Beginning balance	292,280	270,814
- Additions	15,590	21,466
Ending balance	307,870	292,280

Accumulated depreciation:
Beginning balance	(38,499)	(27,600)
- Depreciation for the period	(12,634)	(10,899)
Ending balance	(51,133)	(38,499)

Net book value	256,737	253,781

On May 26, 2020, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Goodship, for a gross purchase price of $11,400. The vessel was delivered to the Company on August 7, 2020. The acquisition of the vessel was financed with cash on hand, as sourced through its equity capital raising activities in 2020 (Note 11).

During the year ended December 31, 2020, the Company installed an exhaust gas cleaning system, or scrubber, on one of its vessels. The cost of this scrubber amounted to $3,705 in the aggregate. During 2019, the Company installed scrubbers on five of its vessels. The cost of these scrubbers amounted to $21,435 in the aggregate. The cost of the scrubbers was accounted as major improvement and was capitalized to vessels’ cost and will be depreciated over the remaining useful life of each vessel. Additionally, an amount of $485 and $31 of expenditures were capitalized during the years ended December 31, 2020 and 2019, respectively. Amounts paid for the additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statements of cash flows.

As of December 31, 2020, all vessels, except for the Knightship and the Championship that are financed through other financial liabilities (sale and leaseback agreements) and the Goodship that is unencumbered, are mortgaged to secured loans of the Company (Note 7).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

7.	Long-Term Debt and Other Financial Liabilities:

Classification of long-term debt and other financial liabilities is presented taking into consideration amendments described in Note 15.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2020	December 31, 2019
Long-term debt and other financial liabilities	173,289	185,509
Less: Deferred financing costs	(3,527)	(2,443)
Total	169,762	183,066
Less - current portion	(19,417)	(183,066)
Long-term portion	150,345	-

Senior long-term debt

On March 6, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $8,750 or the Leader Alpha Bank Loan Facility. The loan was used to partially finance the acquisition of the Leadership. On July 1, 2019, the Company entered into a supplemental agreement to the facility, whereby, among other things, (i) the amount of the four scheduled quarterly amortization payments falling due within 2019 was reduced from $250 to $100 and (ii) an amount of $503 due to be repaid in the first quarter of 2019 was deferred to the final balloon installment due on March 17, 2020. On March 17, 2020, the Company entered into the fifth supplemental agreement with Alpha Bank A.E. regarding the Leader Alpha Bank Loan Facility. Pursuant to the terms of the supplemental agreement: (i) the maturity date was extended from March 18, 2020 to December 31, 2022, (ii) the repayment of the facility will be made by eight consecutive quarterly repayments of $250 each followed by a balloon installment of $2,303 to be made on the maturity date, (iii) the financial covenants at the corporate guarantor level will not be applicable any longer save for the minimum liquidity covenant and (iv) a 30-days moving average balance of $500 is required to be maintained in the Earnings Account of the Leadership. The interest rate of the facility remains the same and is equal to Libor plus a margin of 3.75%. An amendment fee of $50 was paid in respect of the fifth supplemental agreement. The fifth supplemental agreement was assessed based on provisions of ASC 470-50 and was treated as debt modification. As of December 31, 2020, the amount outstanding under the facility was $4,303.

On September 1, 2015, the Company entered into a loan agreement with HCOB for a secured loan facility of $44,430, or the HCOB Facility. The loan was fully drawn down in 2015 and was used to pay for the acquisition of the Geniuship and the Gloriuship and had an original final maturity date of June 30, 2020. On June 26, 2020, the Company entered into a settlement agreement with HCOB. Pursuant to the terms of the settlement agreement, the Company, in order to fully settle its obligations under the loan agreement was required to pay a total amount of $23,500 out of the then outstanding amount of the loan agreement of $29,056 until July 31, 2020. On July 17, 2020, the Company settled the full amount of the HCOB Facility through a $23,500 payment with the funds obtained from the proceeds of a new loan facility (please see below) and cash on hand, following which all securities created in favor of HCOB were irrevocably and unconditionally released. As a result, the Company recognized a gain of $5,144. The settlement agreement was assessed based on provisions of ASC 470-60 and was treated as troubled debt restructuring. As of December 31, 2020, no amounts were outstanding under the HCOB Facility.

On September 11, 2015, the Company entered into a facility agreement with UniCredit, for a secured loan facility of $52,705 to partially finance the acquisition of the Premiership, Gladiatorship and Guardianship. On November 22, 2018 following the sale of the Gladiatorship and Guardianship, the Company entered into an amendment and restatement of the facility in order to (i) release the respective vessel-owning subsidiaries of the Gladiatorship and the Guardianship as borrowers and (ii) include as replacement borrower the vessel-owning subsidiary of the Fellowship. On July 3, 2019, the Company entered into a supplemental agreement pursuant to which: (i) $2,208 of installments originally falling due within 2019 were deferred to the balloon installment on December 28, 2020, (ii) the applicable margin was increased by 1% from 3.20% to 4.20% with effect from March 26, 2019 until December 27, 2019 inclusive and reinstated to the original levels subsequently and (iii) the requirement for each borrower to hold minimum liquidity of $500 cash was cancelled. On September 29, 2020, the Company obtained credit committee approval from UniCredit in order to: (i) waive the application of the Leverage Ratio, the ratio of EBITDA to interest payments and the Security Cover Ratio (each term as defined therein) with retrospective effect from June 2020 onwards (January 2020 for the Security Cover Ration only) and for the remaining duration of the facility, (ii) reduce the quarterly installments from $1,550 to $1,200, effective as of the December 2020 installment, (iii) increase the applicable margin from 3.2% to 3.5% with effect as of December 29, 2020 until the maturity of the facility, and (iv) extend the maturity of the loan to December 29, 2022 from December 29, 2020 initially. The definitive documentation for these amendments became effective on February 9, 2021 following satisfaction of certain customary conditions precedent (Note 15). As of December 31, 2020, the amount outstanding under this facility was $31,633.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On November 4, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility of $33,750, or the Squire Alpha Bank Loan Facility. The loan was used to partially finance the acquisition of the Squireship. On July 1, 2019, the Company entered into a supplemental agreement to the Squire Alpha Bank Loan Facility. Pursuant to its terms, among other things: (i) the amount of the eight scheduled quarterly amortization payments falling due within 2020 and 2021 was increased from $844 to $919 (and as a result the balloon installment was reduced accordingly) and (ii) the requirement for the borrower to hold minimum liquidity of $500 cash was cancelled for 2019. The loan was repayable in eight quarterly installments of $919 each along with a balloon installment of $20,250 payable on the final maturity date. On March 31, 2020, the Company entered into the fourth supplemental agreement with Alpha Bank A.E. regarding the Squire Alpha Bank Loan Facility. Pursuant to the terms of the supplemental agreement: (i) the maturity date was extended from November 10, 2021 to December 31, 2022, (ii) the repayment of the facility will be made by two prepayments of $500 each on August 26, 2020 and October 1, 2020 as well as eight consecutive quarterly repayments of $919 each followed by a balloon installment of $14,975 to be made on the maturity date, (iii) the ratio of the market value of the Squireship plus any additional security to the total facility outstanding shall not be less than 100% for 2020, not less than 110% starting for 2021 and not less than 115% until maturity, (iv) the financial covenants at the corporate guarantor level will not be applicable any longer save for the minimum liquidity covenant and (v) a 30-days moving average balance of $500 is required to be maintained in the earnings account of the Squireship. The interest rate of the facility is equal to Libor plus a margin of 3.50%. An amendment fee of $75 was paid in respect of the fourth supplemental agreement. The fourth supplemental agreement was assessed based on provisions of ASC 470-50 and was treated as debt modification. As of December 31, 2020, the amount outstanding under this facility was $22,325.

On May 24, 2017, the Company entered into a loan agreement with ATB for a secured loan facility of up to $18,000 to partially finance the acquisition of the Partnership. On September 25, 2017, in order to partially fund the refinancing of a previous loan facility with Natixis dated December 2, 2015, the facility was amended and restated (the “Amended and Restated ATB Loan Facility”), increasing the loan amount by an additional tranche of $16,500, or Tranche B. The amendment and restatement of the facility did not alter the interest rate, the maturity date, the amortization and the repayment terms of the existing tranche under the loan facility, or the financial covenants applicable to the Company as guarantor. On November 7, 2018, ATB entered into a deed of release with respect to the Championship, releasing the underlying borrower in full after the settlement of the outstanding balance of $15,700 pertaining to the specific vessel tranche. The first-priority mortgage over the Championship and all other securities created in favor of ATB for the specific vessel’s tranche were irrevocably and unconditionally released pursuant to the deed of release. On February 15, 2019, ATB entered into a further deed of release with respect to the Partnership resulting in a complete release of the facility agreement after full settlement of the outstanding balance of $16,390.

On February 13, 2019, the Company entered into a new loan facility with ATB, or the New ATB Loan Facility, in order to (i) refinance the existing indebtedness over the Partnership under the Amended and Restated ATB Loan Facility and (ii) for the financing of installation of open loop scrubber systems on the Squireship and Premiership. The New ATB Loan Facility is divided in Tranche A, relating to the refinancing of the Partnership, and Tranches B and C for the financing of the scrubber systems on the Squireship and the Premiership, respectively. Pursuant to the terms of the facility, Tranche A is repayable in eight equal quarterly installments being $200 each and a balloon payment of $13,190 payable on November 27, 2022 and each of Tranche B and C is repayable in seven quarterly installments of $189.8 until August 26, 2022. On September 28, 2020, the Company obtained credit committee approval from ATB in order to: (i) amend the Leverage Ratio (as defined therein) to 85% from 75% previously, with retrospective effect from June 2020 onwards and for the remaining duration of the facility, (ii) waive the application of the ratio of EBITDA to interest payments (as defined therein) with retrospective effect from June 2020 onwards and for the remaining duration of the facility and (iii) amend the Minimum required security cover (as defined therein) to (a) 140% until June 30, 2021 (inclusive), (b) 145% until December 31, 2021 (inclusive) and (c) 150% thereafter and until the maturity of the loan on November 26, 2022. The definitive documentation for these amendments became effective on February 16, 2021 following satisfaction of certain customary conditions precedent (Note 15). As of December 31, 2020, the amount outstanding under this facility was $17,447.

On June 11, 2018, the Company entered into a $24,500 loan agreement with certain Blue Ocean maritime lending funds managed by EnTrustPermal for the purpose of refinancing the outstanding indebtedness of the Lordship under the previous loan facility with Northern Shipping Fund, of NSF, dated November 28, 2016. The facility would mature in June 2023 and could be extended until June 2025 subject to certain conditions. Specifically, the borrower had the right to sell the vessel back to the lender at a pre-agreed price of $20,800 on the fifth anniversary of the loan utilization (“Year-5 Put Option”). If the borrower elected to exercise the Year-5 Put Option, the lender had the right to extend the termination date of the loan by a further two years, in which case the exercise of the Year-5 Put Option by the borrower would be cancelled in its entirety. Furthermore, the borrower had the right to sell the ship back to the lender at a pre-agreed price of $15,000 on the seventh anniversary of the loan utilization (“Year-7 Put Option”). If the borrower elected to exercise the Year-7 Put Option then the lenders would be obliged to purchase the ship at the pre-agreed price. The loan facility bore a weighted average all-in interest rate of 11.4% and 11.2% assuming a maturity date in June 2023 or in June 2025, respectively. The principal obligation would amortize in 20 or 28 quarterly installments, with a balloon payment of $15,300 or $9,500 due at maturity, assuming a maturity date in June 2023 or in June 2025, respectively.  As of December 31, 2020, the amount outstanding under this facility was $21,600.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On July 15, 2020, the Company entered into an amendment and restatement of the $24,500 loan agreement entered into on June 11, 2018 with certain nominees of EnTrust Global as lenders and Wilmington Trust, National Association as facility agent and security agent, or the “Amended and Restated Entrust Loan Facility”. Pursuant to the terms of the Amended and Restated Entrust Loan Facility (i) Wilmington Trust, National Association resigned as facility agent and security agent and Lucid Agency Services Limited and Lucid Trustee Services Limited were appointed as successor facility agent and security agent, respectively and (ii) the facility was cross-collateralized with the New Entrust Loan Facility (mentioned below) with corporate guarantees from Sea Glorius Shipping Co. and Sea Genius Shipping Co., being the vessel-owning subsidiaries of the Gloriuship and the Geniuship respectively, second preferred mortgages and second priority general assignments covering the earnings, insurances and requisition compensation over the Gloriuship and the Geniuship, second priority account pledge agreements covering the earnings accounts of these vessels, second priority share pledge agreements concerning Sea Glorius Shipping Co.’s and Sea Genius Shipping Co.’s shares and second priority technical and commercial managers' undertakings. The original terms and securities of the subject facility agreement were not otherwise altered by the amendment and restatement. The amendment and restatement of the agreement was assessed based on provisions of ASC 470-50 and was treated as debt modification. On March 5, 2021 the Company repaid the full balance of the Amended and Restated Entrust Loan Facility and all securities created to cross-collateralize the Amended and Restated Entrust Loan Facility with the New Entrust Loan Facility were irrevocably and unconditionally released (Note 15).

On July 15, 2020, the Company entered into a secured loan facility of $22,500 with Lucid Agency Services Limited and Lucid Trustee Services Limited, as facility agent and security agent, respectively, and certain nominees of EnTrust Global  as lenders, or the “New Entrust Loan Facility”, the proceeds of which were used for the settlement of the term loan facility provided by HCOB. The Company drew down the $22,500 on July 16, 2020. The New Entrust Loan Facility matures in July 2025 and is secured by first priority mortgages over the Gloriuship and the Geniuship, general assignments covering earnings, insurances and requisition compensation of each vessel, account pledge agreements concerning the earnings account of each vessel, share pledge agreements concerning each vessel-owning subsidiaries’ shares and relevant technical and commercial managers' undertakings. In addition, the New Entrust Loan Facility was cross collateralized with the Amended and Restated Entrust Loan Facility. As a result, the New Entrust Loan Facility was further secured by a corporate guarantee from Lord Ocean Navigation Co., or “Lord Ocean”, being the vessel-owning subsidiary of the Lordship, a second preferred mortgage over the Lordship, second priority general assignment covering earnings, insurances and requisition compensation of the Lordship, a second priority account pledge agreement concerning the earnings account of Lord Ocean, a second priority share pledge agreement concerning Lord Ocean's shares and second priority technical and commercial managers' undertakings. As of December 31, 2020, the amount outstanding under this facility was $22,024. On March 5, 2021 the Company repaid the full balance of the Amended and Restated Entrust Loan Facility and all securities created to cross-collateralize the Amended and Restated Entrust Loan Facility with the New Entrust Loan Facility were irrevocably and unconditionally released (Note 15).

As of December 31, 2020, each of the facilities mentioned above were secured by a first priority mortgage over the respective vessel; Additionally, the Squire Alpha Bank Loan Facility was also secured by a second priority mortgage over the Leadership, the Amended and Restated Entrust Loan Facility was also secured by cross collateralized second priority mortgages over the Geniuship and Gloriuship and the New Entrust Loan Facility was secured by a second priority mortgage over the Lordship.

Other Financial Liabilities - Sale and Leaseback Transactions

On June 28, 2018, the Company entered into a $26,500 sale and leaseback agreement for the Knightship with Hanchen Limited (“Hanchen”), an affiliate of AVIC International Leasing Co., Ltd., for the purpose of refinancing the outstanding indebtedness of the Knightship under the previous loan facility with NSF dated November 28, 2016. The Company’s wholly-owned subsidiary, Knight Ocean Navigation Co (“Knight” or the “Charterer”) sold and chartered back the vessel on a bareboat basis for an eight year period, having a purchase obligation of $5,299 at the end of the eighth year and having the option to repurchase the Knightship at any time following the second anniversary of the bareboat charter. Under ASC 842-40, the transaction was accounted for as a financial liability. The bareboat charter is secured by a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement, a share pledge agreement of the shares of the Charterer, technical and commercial managers’ undertakings and a guarantee from the Company. Of the $26,500, $18,550 were cash proceeds, $6,625 was withheld by Hanchen as an upfront charterhire upon the delivery of the vessel, and an amount of $1,325, or Charterer’s Deposit, included in “Deposits assets, non-current” in the consolidated balance sheet, was given as a deposit by Knight to Hanchen upon the delivery of the vessel in order to secure the due observance and performance by Knight of its obligations and undertakings as per the sale and leaseback agreement. The Charterer’s Deposit can be set off against the balloon payment at maturity. The bareboat charter required Knight to maintain an amount of $1,325 (Note 4) until June 28, 2020. The charterhire principal bears interest at LIBOR plus a margin of 4% and amortizes in twenty-two consecutive equal quarterly installments of approximately $456 along with a balloon payment of $5,299 at maturity on June 29, 2026. The Charterer is required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120% of the charterhire principal minus the Charterer’s Deposit and the additional amount of $1,325 (Note 4). The charterhire principal, as of December 31, 2020, was $15,320.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On November 7, 2018, the Company entered into a $23,500 sale and leaseback agreement for the Championship with Cargill International SA (“Cargill”) for the purpose of refinancing the outstanding indebtedness of the Championship under the Amended and Restated ATB Loan Facility. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five year period, having a purchase obligation at the end of the fifth year. Under ASC 842-40, the transaction was accounted for as a financial liability. The Company is required to maintain an amount of $1,600 which may be set-off against the vessel repurchase price (Note 4). Moreover, under the subject sale and leaseback agreement, an additional tranche was provided to the Company for an amount of up to $2,750 for the purpose of financing the cost associated with the acquisition and installation on board the Championship of an open loop scrubber system. The subject tranche was placed in an escrow account and was made available gradually subject to certain progress milestones. As of December 31, 2019, $248 remained available from this additional tranche, which is included in “Other current assets” in the consolidated balance sheet. As of December 31, 2020,  this additional tranche was fully drawn. The cost of the financing is equivalent to an expected fixed interest rate of 4.71% for five years. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of which period it has a purchase obligation at $14,051. Additionally, at the time of purchase, if the market value of the vessel is greater than a floor price, as set forth in the agreement, the Company will pay to Cargill 20% of the difference between the market price and the floor price. The floor price started at $30,000 on November 7, 2018 and reduces to $22,773 at the end of the five year term.  The Company has concluded that such contingent payment shall not be accrued in the consolidated financial statements, since information available does not indicate that it is probable that a liability has been incurred (i.e., buy back option) as of the latest balance sheet date and cannot be estimated. Moreover, as part of the transaction, the Company issued 7,500 of its common shares to Cargill which were subject to customary statutory registration requirements. The fair market value of the shares on the date issued to Cargill was $1,541 and amortize over the lease term using the effective interest method.  The unamortized balance is accounted for as a deferred finance cost and is classified in other financial liabilities on the consolidated balance sheet. The charterhire principal amortizes in thirty-five monthly installments averaging approximately $167 each along with a balloon payment of $14,051, including the additional scrubber tranche, at maturity on November 7, 2023. The charterhire principal and the scrubber tranche, as of December 31, 2020, was $19,597 and $2,192, respectively.

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

As of December 31, 2020, the Company was in compliance with all covenants relating to its loan facilities as at that date.

As of December 31, 2020, eight of the Company’s owned vessels, having a net carrying value of $186,717, were subject to first and second priority mortgages as collateral to their long-term debt facilities. In addition, the Company’s two bareboat chartered vessels, having a net carrying value of $58,817 as of December 31, 2020, have been financed through other financial liabilities (i.e., sale and leaseback agreements).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Subordinated long-term debt

The Company refers to the First Jelco Loan, the Second Jelco Loan and the Fourth Jelco Loan (all mentioned below) as the “Jelco Loans”.

Securities Purchase Agreements and Omnibus Supplemental Agreements:

On May 9, 2019, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Jelco in exchange for, among other things, the full and final settlement of certain unpaid interest and the neutralization of the interest rate under the Jelco Loans and the Jelco Notes (Note 8) for the period of April 1, 2019 until December 31, 2019 inclusive and a waiver of a mandatory prepayment requirement under the Fourth Jelco Loan (Note 10). In particular, in exchange for: (a) 621,958 Units (Note 10), Jelco settled $2,115 of accrued unpaid interest through March 31, 2019 and (b) 1,201,571 Units, Jelco (i) amended the interest rate at 0% per annum under each of the Jelco Notes and Jelco Loans for the period between April 1, 2019 and December 31, 2019 inclusive, resulting in an elimination of interest payments in an aggregate amount of $3,846 (which was accounted for as a deferred finance cost), and (ii) waived the mandatory prepayment obligation under the Fourth Jelco Loan to prepay the full or any part of the loan by utilizing at least 25% of the net proceeds of any public offering of securities, resulting in a deferred finance cost of $239. The $2,115 accrued unpaid interest settled was written off and an equal amount was recorded in equity at a price of $3.40 per unit which was determined as the fair value of the units at the date of the transaction, by reference to the public offering of units (Note 10) that took place concurrently with the private placement. In this respect, no gain or loss was recognized in the accompanying consolidated financial statements in relation with this transaction. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” regarding the elimination of interest payments and the deferred finance cost for the waiver of the prepayment of $3,846 and $239, respectively. Such amounts were deemed equivalent to the fair value of the shares issued to Jelco under the Purchase Agreement. The transaction was accounted for as debt modification, and as such, both amounts were recorded in equity and were deferred and amortized over the duration of the related facilities (and presented on the balance sheet against the respective balances as “net of deferred finance costs”).

In December 2020, the Company and Jelco entered into a SPA, an Omnibus Loans Agreement and an Omnibus Notes Agreement, which set forth the terms of the restructuring of the outstanding loan facilities and convertible notes between the Company and Jelco. Pursuant to these agreements, all maturities under the Jelco Loans and the Jelco Notes (as mentioned below) were extended to December 2024 and the interest rate was set at 5.5% until maturity. The conversion price under the Jelco Notes was set to $1.20 per common share. In connection with this transaction, the Company prepaid $6,500 of the principal amount of the Second Jelco Loan Facility on December 31, 2020. In exchange for the settlement of all accrued and unpaid interest under the Jelco Loans and Jelco Notes through December 31, 2020, in an aggregate amount of $4,350, and an amendment fee of $1,241, the Company issued, on January 8, 2021, 7,986,913 units at a price of $0.70 per unit, with each unit consisting of one common share of the Company (or, at Jelco’s option, one pre-funded warrant in lieu of such common share) and one warrant to purchase one common share at an exercise price of $0.70. As of December 31, 2020, all of the warrants to purchase one common share at an exercise price of $0.70 remain outstanding. Furthermore, the Company granted to Jelco an option, to purchase up to 4,285,714 additional Units at a price of $0.70 per Unit in exchange for the settlement of principal under the Second Jelco Loan Facility in an amount equal to the aggregate purchase price of the units. In addition, pursuant to the terms of the Omnibus Loans Agreement, in 2022 and 2023, two mandatory repayments of $8,000 will be made, which will be applied to the Jelco Loans on a pro rata basis based upon the principal amounts outstanding at that time. Any amounts outstanding after the two mandatory repayments will be repaid at the maturity date. Furthermore, the Omnibus Loans Agreement provides for certain prepayment provisions through a cash sweep mechanism, capturing (i) corporate liquidity in excess of $25,000 or (ii) Time Charter Equivalent revenues in excess of $18,000 and up to $21,000. Lastly the Jelco Loans are mandatorily prepaid on a pro rata basis from 25% of the net proceeds from any future equity offerings and warrant exercises (Note 15). Pursuant to the terms of the Omnibus Loans Agreement, the total repayments on the Jelco Loans (including the mandatory repayments and any prepayments) shall not exceed $12,000 in any twelve-month period ending on December 31.

The Company considered the troubled debt restructuring guidance regarding the December 31, 2020 Jelco restructuring and concluded that it was not met. The Company further considered the modification and extinguishment accounting guidance and concluded that modification accounting was appropriate. The Company concluded:

(i) amount of $1,015 was expensed as incurred in 2020, since it concerned amounts paid to third parties in relation to the restructuring, whereas the remaining amount of $166 was included in additional paid-in capital, since these costs related to the issuance of units;

(ii) the amendment fee of $1,241 has been accounted for as a debt deferred cost and will be amortized to each facility’s maturity;

(iii) the fair value of the option granted to Jelco to purchase up to 4,285,714 additional units was recorded as debt discount and will be amortized to Second Jelco Loan’s maturity (Note 9);

(iv) for the accounting treatment of the fair value of the Jelco units and the change in the fair value of the conversion option, refer to Note 9.

All amounts regarding the Jelco restructuring were recorded as of December 31, 2020, the date of the closing of the transaction.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

First Jelco Loan originally entered into on October 4, 2016

On October 4, 2016, the Company entered into a loan facility with Jelco to partly finance the acquisition of the Lordship and Knightship. As amended, the aggregate amount borrowed was $12,800. As further amended, the facility was repayable in one bullet payment together with accrued interest on the maturity date. On February 13, 2019, the Company and Jelco amended and restated the First Jelco Loan, in order to, among other things, extend the final repayment date to June 30, 2020. On May 29, 2019, the Company and Jelco further amended the First Jelco Loan in order to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $159 unpaid and accrued up to March 31, 2019 inclusive was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 inclusive, and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 8.5%. The Company obtained extension of the maturity of this facility which was originally due on June 30, 2020 until November 13, 2020. Following the extension, the interest rate margin of the facility was increased by 1% per annum.

Pursuant to the terms of the SPA, all unpaid interest accrued of $630 under the First Jelco Loan through December 31, 2020 was deemed fully and finally settled.  This facility was secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the vessel-owning subsidiary of the Partnership, all cross collateralized with the Third Jelco Note and the Second Jelco Loan, and a guarantee from the Company’s wholly-owned subsidiary, Emperor Holding Ltd. (“Emperor”), which is the holding company of the vessel-owning subsidiary that owns the Lordship and of the bareboat charterer of the Knightship. As of December 31, 2020, an amount of $5,900, gross of deferred financing costs of $118, was outstanding under the First Jelco Loan. Through payments made in February 2021, the Company prepaid the full outstanding balance of the First Jelco Loan (Note 15).

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

Pursuant to the terms of a Securities Purchase Agreement entered into with Jelco on December 30, 2020, all unpaid interest accrued of $841 under the Second Jelco Loan through December 31, 2020 was deemed fully and finally settled.  The facility was secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the vessel-owning subsidiary of the Partnership; all cross collateralized with the Third Jelco Note and the First Jelco Loan, and a guarantee from Emperor. As of December 31, 2020, an amount of $4,950, gross of deferred financing costs of $772, was outstanding under the Second Jelco Loan. The unamortized deferred financing costs as of December 31, 2020, include an amount of $543, being the fair value of the option granted to Jelco to purchase additional securities (Note 9). Through a payment made in February 2021, the Company prepaid $100 of the outstanding balance of the Second Jelco Loan (Note 15).

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Fourth Jelco Loan originally entered into on March 26, 2019

On March 26, 2019, the Company entered into a $7,000 loan facility with Jelco, the proceeds of which were utilized (i) to refinance the Third Jelco Loan and (ii) for general corporate purposes. The Company drew down the entire $7,000 on March 27, 2019. The facility had a maturity date of September 27, 2020 and was repayable through one installment of $1,000 due on January 5, 2020 and a balloon installment of $6,000 payable at maturity. If the balance of Cash and Cash Equivalents (including Restricted Cash) as of December 31, 2019 was lower than $7,500, the Company had the option to request the deferral of the first repayment installment to the balloon installment; the Company repaid the $1,000 to Jelco in January 2020. On May 29, 2019, the Company and Jelco amended the Fourth Jelco Loan to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $6 unpaid and accrued up to March 31, 2019 inclusive was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 inclusive, (iii) the interest rate from January 1, 2020 until maturity was set at 6.0% per annum and (iv) the mandatory obligation to prepay the full or any part of the Fourth Jelco Loan by utilizing an amount equal to not less than 25% of the net proceeds of any public offering of securities was waived. The Company obtained an extension of the maturity of this facility which was originally due on September 27, 2020 until November 13, 2020.

Pursuant to the terms of the SPA, all unpaid interest accrued of $454 under the Fourth Jelco Loan through December 31, 2020 was deemed fully and finally settled. The Fourth Jelco Loan Facility was secured by a guarantee from Emperor. As of December 31, 2020, an amount of $6,000, gross of deferred financing costs of $120, was outstanding under the Fourth Jelco Loan. Through payments made in February 2021, the Company prepaid the full outstanding balance of the Fourth Jelco Loan (Note 15).

The annual principal payments required to be made after December 31, 2020 for all long-term debt and other financial liabilities, taking into consideration subsequent developments described in Note 15, are as follows:

Twelve month periods ending December 31,	Amount
2021	20,412
2022	82,216
2023	32,471
2024	9,032
Thereafter	29,158
Total	173,289

8.	Convertible Notes:

The Company refers to the First Jelco Note, the Second Jelco Note and the Third Jelco Note (mentioned below) as the “Jelco Notes”.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2020	December 31, 2019
Convertible notes	38,715	38,715
Less: beneficial conversion feature	(18,360)	(23,878)
Convertible notes, net of beneficial conversion feature	20,355	14,837
Less: Deferred financing costs	(915)	(229)
Less: Change in fair value of conversion option	(4,924)	-
Total	14,516	14,608
Less - current portion	-	(2,588)
Long-term portion	14,516	12,020

On December 31, 2020, the Company entered into a supplemental agreement (the “Omnibus Notes Agreement”) pursuant to which the maturity of the Jelco Notes were extended to December 31, 2024, the interest rate was set at a fixed rate of 5.5% and the conversion price was adjusted to $1.20. In addition, pursuant to the terms of the Omnibus Notes Agreement, in 2022 and 2023, two mandatory repayments will be made towards the Jelco Notes in an amount equal to the difference between $8,000 and any repayments made towards the First, Second and Fourth Jelco Loans under the Omnibus Loans Agreement. Amounts repaid will be applied to the Jelco Notes on a pro rata basis based upon the principal amounts outstanding. Any amounts outstanding after the two mandatory repayments will be repaid at the maturity date. Furthermore, the Omnibus Notes Agreement provides for certain prepayment provisions through a cash sweep mechanism, capturing (i) corporate liquidity in excess of $25,000 or (ii) Time Charter Equivalent revenues in excess of $18,000 and up to $21,000. The total amount to be repaid on the Jelco Notes (including the mandatory repayments and any prepayments) and on the Jelco Loans shall not exceed $12,000 in any twelve-month period ending on December 31. Additionally, pursuant to the terms of the SPA, all unpaid interest accrued under the Jelco Notes through December 31, 2020 of $2,425 was deemed fully and finally settled.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

March 12, 2015 - $4,000 Convertible Note (First Jelco Note)

On March 12, 2015, the Company issued a convertible note of $4,000 to Jelco for general corporate purposes. The First Jelco Note is secured by a guarantee from Emperor. On March 26, 2019, the Company and Jelco amended the First Jelco Note, in order to, among other things, (i) extend the maturity to December 31, 2020 and (ii) provide that the aggregate outstanding principal amount along with accrued interest shall be repaid in one bullet payment on the maturity date. On May 29, 2019, the Company and Jelco further amended the First Jelco Note, in order to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $155 unpaid and accrued up to March 31, 2019 inclusive was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 inclusive and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. As of December 31, 2020, $3,800 was outstanding under the First Jelco Note. Pursuant to the terms of the SPA, all unpaid interest accrued of $238 under the First Jelco Note through December 31, 2020 was deemed fully and finally settled.

September 27, 2017 - $13,750 Convertible Note (Third Jelco Note)

On September 27, 2017, the Company issued a convertible note of $13,750 to Jelco for, inter alia, general corporate purposes. The Third Jelco Note is secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the Company’s vessel-owning subsidiary that owns the Partnership; all cross collateralized with the First and the Second Jelco Loans (Note 8) and secured by a guarantee from Emperor. On February 13, 2019, the Company and Jelco amended the Third Jelco Note, in order to, among other things, (i) extend the note’s maturity to December 31, 2022, (ii) provide that the aggregate outstanding principal amount along with unpaid and accrued interest shall be repaid in one bullet payment on the maturity date and (iii) record the second priority securities and the guarantee from Empror mentioned above. The second priority mortgage, second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and the guarantee issued from the vessel’s owning subsidiary were executed on February 15, 2019. Additionally, an option was given to the Company to prepay at any time the whole or any part of the note in a number of fully paid and non-assessable shares in the Company equal to an amount of the note being prepaid divided by a price per share to be agreed with Jelco. On May 29, 2019, the Company and Jelco further amended the Third Jelco Note, in order to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $540 unpaid and accrued up to March 31, 2019 inclusive was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 inclusive and (iii) the interest rate from January 1, 2020 until the note’s maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. As of December 31, 2020, $13,750 was outstanding under the Third Jelco Note. Pursuant to the terms of the SPA, all unpaid interest accrued of $861 under the Third Jelco Note through December 31, 2020 was deemed fully and finally settled.

The debt movement of the First and Third Jelco Notes is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2018	17,750	(14,389)	3,601	6,962
Amortization (Note 11)	-	-	2,200	2,200
Balance, December 31, 2019	17,750	(14,389)	5,801	9,162
Amortization (Note 11)	-	-	2,869	2,869
Balance, December 31, 2020	17,750	(14,389)	8,670	12,031

The equity movement of the First and Third Jelco Notes is presented below:

Additional paid-in capital
Balance, December 31, 2018	14,189
Balance, December 31, 2019	14,189
Balance, December 31, 2020	14,189

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

September 7, 2015 - $21,165 Revolving Convertible Note (Second Jelco Note)

On September 7, 2015, the Company issued a revolving convertible note of $6,765 (the “Applicable Limit”) to Jelco for general corporate purposes. Following twelve amendments to the Second Jelco Note between December 2015 and May 2019, the Applicable Limit was raised to $24,665. Moreover, pursuant to the eleventh amendment entered into on March 26, 2019, the Company was provided with the option to drawdown up to $3,500 by April 10, 2020, or the Final Revolving Advance Date. Since such request was not made by the Final Revolving Advance Date, the Applicable Limit was reduced to $21,165. The aggregate outstanding principal was repayable in December 2022. The Second Jelco Note is secured by a guarantee from Emperor. On May 29, 2019, the Company and Jelco amended the Second Jelco Note, in order to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $901 unpaid and accrued up to March 31, 2019 inclusive was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 inclusive and (iii) the interest rate from January 1, 2020 until the note’s maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. As of December 31, 2020, $21,165 was outstanding under the Second Jelco Note. Pursuant to the terms of the SPA, all unpaid interest accrued of $1,326 under the Second Jelco Note through December 31, 2020 was deemed fully and finally settled.

The debt movement of the Second Jelco Note is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2018	24,665	(21,165)	4,162	4,162
Amortization	-	-	1,513	1,513
Balance, December 31, 2019	24,665	(21,165)	5,675	5,675
Deductions	(3,500)	-	-	-
Amortization (Note 11)	-	-	2,649	2,649
Balance, December 31, 2020	21,165	(21,165)	8,324	8,324

The equity movement of the Second Jelco Note is presented below:

Additional paid-in capital
Balance, December 31, 2018	21,165
Balance, December 31, 2019	21,165
Balance, December 31, 2020	21,165

The Company may, by giving five business days prior written notice to Jelco at any time, prepay the whole or any part of the Jelco Notes in cash or, subject to Jelco’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note(s) being prepaid divided by the agreed price per share. At Jelco’s option, the Company’s obligation to repay the principal amount(s) under the Jelco Notes or any part thereof may be paid in common shares at a conversion price of $1.20 per share. Jelco has also received customary registration rights with respect to any shares to be received upon conversion of the Jelco Notes.

The annual principal payments required to be made after December 31, 2020, are as follows:

Twelve month periods ending December 31,	Amount
2021	-
2022	-
2023	-
2024	38,715
Thereafter	-
Total	38,715

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

9.	Financial Instruments:

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

(b)          Fair Value of Financial Instruments

The fair values of the financial instruments shown in the consolidated balance sheets as of December 31, 2020 and 2019, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date.

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

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates approximates the fair market value as the long-term debt and other financial liabilities bear interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt are similar to those that could be procured as of December 31, 2020, and the carrying value of $38,874 is 2% lower than the fair market value of $39,634. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The Company also considered the fair valuation measurement guidance regarding (i) the value of the Jelco units issued at $0.70 each, (ii) the value of the option granted to Jelco to purchase up to 4,285,714 additional units at a price of $0.70 per unit in exchange for the settlement of principal under the Second Jelco Loan Facility and (iii) the change in the fair value of the conversion option of the Jelco Notes to $1.20 (from $216). The fair values are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The Company used the Black-Sholes pricing model for the valuations. The Company concluded:

i)
the fair value of the Jelco units to be $0.77 each, whereby the difference to the issue price of $0.70 amounted to $596 and was immediately recognized in Interest and finance costs and with a corresponding increase to additional paid-in capital;

ii)
the fair value of the option granted to Jelco to purchase up to 4,285,714 additional units to be $0.13, whereby the carrying value of the Second Jelco Loan was reduced by $543 as a debt discount with a corresponding increase to additional paid-in capital; and

iii)
the change in the fair value of the conversion option of the Jelco Notes amounted to $4,924. The carrying value of the Jelco Notes was reduced by this amount with a corresponding increase to additional paid-in capital. This change in the fair value will be amortized through the effective interest rate method to the notes’ maturities.

10.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. As of December 31, 2020, management is not aware of any material claims or contingent liabilities, which have not been disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

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

Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters range from 10 to 60 months and extension periods vary from 11 to 27 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at December 31, 2020, using the initial charter rates for index-linked time charters (these amounts do not include any assumed off-hire):

Twelve month periods ending December 31,	Amount
2021	55,481
2022	32,117
2023	5,703
Total	93,301

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

In April 2018, the Company moved into its new office spaces under a five-year lease term, with a Company’s option to extend the lease term for another five-year term. On September 16, 2020, the lease term was amended, whereby the lease term was set for ten years (i.e., April 2028), with a Company’s option to extend the lease term for two consecutive five-year terms thereafter. The monthly rent was Euro 13,000 (or $16 based on the Euro/U.S. dollar exchange rate of €1.0000: $1.2271 as of December 31, 2020) until the September 2020 renewal, and was amended to a constant Euro 12,747 (or $16 based on the Euro/U.S. dollar exchange rate of €1.0000: $1.2271 as of December 31, 2020) thereafter. The monthly rent was adjusted annually by one percent for inflation until the September 2020 renewal. Under ASC 842, the lease is classified as an operating lease and a lease liability and right-of-use asset based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in general and administration expenses. The rent expense for the years December 31, 2020 and 2019 was $180 and $175, respectively.

The following table sets forth the Company’s undiscounted office rental obligations as at December 31, 2020:

Twelve month periods ending December 31,	Amount
2021	147
2022	147
2023	147
2024	147
Thereafter	479
Total	1,067
Less: imputed interest	(222)
Present value of lease liabilities	845

Lease liabilities, current	140
Lease liabilities, non-current	705
Present value of lease liabilities	845

11.	Capital Structure:

(a)	Common Stock

i)	NASDAQ Notification – Effect of Reverse Stock Split

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

On July 15, 2019, the Company received a written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from May 31, 2019 to July 12, 2019, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until January 13, 2020. During the Company’s 2019 annual general meeting, the Company’s shareholders approved a reverse stock split of its issued and outstanding common stock at a ratio of not less than 1‑for‑2 and not more than 1‑for‑20, and granted the board of directors the authority to determine whether to implement any reverse stock split and, if so, to select an exchange ratio within the approved range. On January 14, 2020, the Company received a second written notification from the NASDAQ Stock Market, indicating that the Company was eligible for an additional 180 calendar day period, from January 13, 2020 to July 13, 2020, to regain compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, as the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). On April 17, 2020, the Company received a written notification from the NASDAQ Stock Market, granting an extension to the grace period for regaining compliance with the minimum $1.00 per share bid price requirement up to September 25, 2020. The above extension was granted as part of Nasdaq’s determination to toll the compliance periods for all public companies, not meeting the continued listing requirements, such as the bid price requirement, due to the extraordinary market conditions and unprecedented turmoil in U.S financial markets. The Company could cure this deficiency if the closing bid price of its common stock was $1.00 per share or higher for at least ten consecutive business days during the grace period. During this time, the Company’s common stock would continue to be listed and trade on the Nasdaq Capital Market. On June 30, 2020, the Company's common stock began trading on a split-adjusted basis, following a June 25, 2020 approval from the Company's Board of Directors to reverse split the Company's common stock at a ratio of one-for-sixteen. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On July 15, 2020, the Company announced that The Nasdaq Stock Market had confirmed that the Company regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock.

On September 30, 2020, the Company received written notification from The Nasdaq Stock Market (“Nasdaq”), indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from August 18, 2020 to September 29, 2020, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). The Company subsequently regained compliance with the listing rule (Note 15).

ii)	Equity Offerings

On May 13, 2019, the Company completed a public offering of 262,500 Units, each unit consisting of (i) one common share, par value $0.0001 per share (a “Common Share”) or a pre-funded warrant to purchase one Common Share at an exercise price equal to $0.01 per common share (a “Pre-Funded Warrant”), (ii) one Class B Warrant to purchase one common share (a “Class B Warrant”) and (iii) one Class C Warrant to purchase one common share (a “Class C Warrant”), for $54.40 per unit. Under (i) above, the Company issued 172,812 common shares and 89,687 pre-funded warrants. All Pre-Funded Warrants have been exercised as of June 30, 2019 resulting in issuance of 89,687 Common Shares.  The offering was consummated in connection with the Company’s form F-1 originally filed with the SEC on October 20, 2017, which was further amended. The gross proceeds of the offering, before underwriting discounts and commissions and estimated offering expenses, were approximately $14,293. The net proceeds from the sale of common shares and warrants, after deducting underwriters’ fees and expenses, were approximately $12,647, which proceeds were used for general corporate purposes, including, among other things, prepaying debt.

On May 13, 2019, the Company sold 113,970 Units of the Company in a separate private placement to Jelco, or the Jelco Private Placement, each Unit consisting of (i) one Common Share, (ii) one Class B Warrant, and (iii) one Class C Warrant, for $54.40 per unit, to Jelco in exchange for, among other things, the waiver or forgiveness of certain payment obligations of the Company, pursuant to the Purchase Agreement (Note 7 & 8).

During April through August 2020, the Company raised $73,750 in proceeds net of underwriters fees and commissions or $71,835 in proceeds net of underwriters fees, commissions and other expenses, from two follow-on public offering, four registered direct offerings, and from the partial exercises of Class D warrants issued in the follow-on public offering as well as the full exercise of all warrants issued in four private placements that took place concurrently with the registered direct offerings (see below).

On April 2, 2020, the Company completed a follow-on public offering of 2,536,468 units (including the full exercise of the over-allotment option of 330,843 units granted to the underwriters), each unit consisting of one common share or pre-funded warrants in lieu of common shares and 40,583,500 Class D warrants to purchase an aggregate of 2,536,468 common shares of the Company, at a combined price of $2.72 per share and Class D warrant. On April 22, 2020, the exercise price of the Class D warrants was lowered from $2.72 per share initially to $1.92 per share and on June 8, 2020 was further reduced to $1.60 per share. The gross proceeds from the follow-on public offering were $6,899. Each Class D warrant has an exercise price of $1.60, is exercisable upon issuance and expires in April 2025.

On April 14, 2020, the Company sold 3,125,000 of its common shares in a registered direct offering at a price of $2.16 per share and private warrants to purchase an aggregate of 3,125,000 common shares of the Company in a concurrent private placement. The gross proceeds from the registered direct offering were $6,750.

On April 22, 2020, the Company sold 3,171,875 of its common shares in a registered direct offering at a price of $1.92 per share and private warrants to purchase an aggregate of 3,171,875 common shares of the Company in a concurrent private placement. The gross proceeds from the registered direct offering were $6,090.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On May 4, 2020, the Company sold 2,684,375 of its common shares in a registered direct offering at a price of $1.92 per share and private warrants to purchase an aggregate of 2,684,375 common shares of the Company in a concurrent private placement. The gross proceeds from the registered direct offering were $5,154.

On May 7, 2020, the Company sold 2,709,375 of its common shares in a registered direct offering at a price of $1.92 per share and private warrants to purchase an aggregate of 2,709,375 common shares of the Company in a concurrent private placement. The gross proceeds from the registered direct offering were $5,202.

On August 20, 2020, the Company completed an underwritten public offering of (i) 35,714,286 units, each unit consisting of one common share or pre-funded warrants in lieu of common shares and 35,714,286 Class E Warrants to purchase an aggregate of 35,714,286 common shares of the Company, at a combined price of $0.70 per share and Class E warrant and (ii) 5,182,142 Class E Warrants purchased by the underwriters under their over-allotment option at a price of $0.01. The gross proceeds from public offering were $25,000.

On September 1, 2020, 2,582,142 common shares were issued following the partial exercise of the overallotment option granted to the underwriters related to the underwritten public offering which closed on August 20, 2020, in exchange for gross proceeds of $1,782.

In October 2020, 2,000,000 common shares were issued following the partial exercise of the remaining outstanding pre-funded warrants related to the underwritten public offering which closed on August 20, 2020, in exchange for gross proceeds of $20.

(b)          Warrants

On May 13, 2019, the Company sold a total of 376,470 Units in connection with the public offering and the Jelco Private Placement, with each Unit consisting of (i) one Common Share or Pre-Funded Warrant, (ii) one Class B Warrant and (iii) one Class C Warrant. Each Class B Warrant had an exercise price of $59.84 per share, which was adjusted to $16.00 on December 13, 2019 pursuant to the terms of the warrant agreement, is exercisable upon issuance and expires three years from issuance. The underwriters partially exercised an over-allotment option granted in connection with the offering and purchased an additional 630,000 Class B Warrants and 630,000 Class C Warrants, in each case to purchase 39,375 shares.  In connection with the Offering, the Company issued the representative of the underwriters a warrant to purchase 13,125 Common Shares (Representative Warrant). Each Class C Warrant had an exercise price of $59.84 per share, was exercisable upon issuance, and expired six months from issuance. Beginning on June 14, 2019, each Class C Warrant was exercisable on a cashless basis under certain circumstances for a number of common shares calculated according to a formula based on the market price at the time of exercise. Each Representative Warrant had an exercise price of $68.00 per share, which was adjusted to $16.00 on December 13, 2019 pursuant to the terms of the warrant agreement, and is exercisable at any time between November 9, 2019 and May 9, 2022.

In connection to the public offering and private placement that took place on May 13, 2019, 415,845 Class C Warrants and 415,845 Class B Warrants were issued. As of December 31, 2019, 6,594,029 Class C Warrants were exercised in a cashless exercise that resulted in the issuance of 1,129,226 common shares according to the terms of the Warrants’ Agreement. On November 13, 2019, all remaining unexercised Class C Warrants expired. No Class B Warrants and Representative Warrant have been exercised.

In connection with the public offering which closed on April 2, 2020, the Company granted to the representative of the underwriters 1,764,500 Class D warrants to purchase 110,281 common shares, at an exercise price of $3.40. The warrants expire in March 2023.

On May 20, 2020, the Company entered into a warrant exercise agreement with each holder of private warrants issued in the private placements in April and May 2020, pursuant to which such holders agreed to exercise their warrants to purchase 2,507,812 of the Company’s common shares, and the Company agreed to reduce the exercise price of the warrants to $1.44 per common share solely with respect to the exercise of the warrants pursuant to such agreements. The initial exercise price of such warrants was $1.92. The Company’s gross proceeds were $3,611.

On May 26, 2020, the Company entered into a warrant exercise agreement with each holder of private warrants issued in the private placements in April and May 2020, pursuant to which such holders agreed to exercise their warrants to purchase 4,953,813 of the Company’s common shares, and the Company agreed to reduce the exercise price of the warrants to $1.28 per common share solely with respect to the exercise of the warrants pursuant to such agreements. The initial exercise price of such warrants ranged from $2.16 and $1.92. The Company’s gross proceeds were $6,341.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On June 5, 2020, holders of private warrants issued in the private placements in April and May 2020 exercised their warrants to purchase 556,250 common shares at an exercise price of $1.92.  The Company’s gross proceeds were $1,068.

On June 8, 2020, the Company entered into a warrant exercise agreement with each holder of private warrants issued in the private placements in April and May 2020, pursuant to which such holders agreed to exercise their warrants to purchase 3,672,750 of the Company’s common shares, and the Company agreed to reduce the exercise price of the warrants to $1.60 per common share solely with respect to the exercise of the warrants pursuant to such agreements. The initial exercise price of such warrants was $1.92. The Company’s gross proceeds were $5,877. Following this exercise, no warrants under the private placements remained unexercised.

On June 8, 2020, the company entered into a warrant exercise agreement with each holder of Class D warrants pursuant to which public warrants were exercised to purchase 614,046 shares at a price of $1.60 per share. The Company’s gross proceeds were $982.

As of December 31, 2020, out of the 40,583,500 Class D Warrants from the April 2020 follow-on public offering, the Company has issued 2,263,421 common shares in exchange for gross proceeds of $4,100, including the $982 received under the June 8, 2020 Class D warrant exercise agreement. 4,368,750 Class D Warrants remain unexercised as of December 31, 2020, for the issuance of 273,046 shares at an exercise price of $1.60.

On August 20, 2020, the Company completed an underwritten public offering of (i) 35,714,286 units, each unit consisting of one common share or pre-funded warrants in lieu of common shares and 35,714,286 Class E Warrants to purchase an aggregate of 35,714,286 common shares of the Company, at a combined price of $0.70 per share and Class E warrant and (ii) 5,182,142 Class E Warrants purchased by the underwriters under their over-allotment option at a price of $0.01. Each Class E warrant has an exercise price of $0.70, is exercisable upon issuance and expires in August 2025. No Class E warrants were exercised within 2020. Some Class E warrants were subsequently exercised in 2021 (Note 15). All pre-funded warrants have been exercised as of December 31, 2020.

On December 31, 2020, the Company agreed to issue to Jelco (i) 7,986,913 warrants to purchase one common share at an exercise price of $0.70 and (ii) 955,730 pre-funded warrants with an exercise price of $0.0001 in lieu of such common shares as per the terms of the December 2020 SPA entered into with Jelco. These warrants were issued on January 8, 2021 and expire in January 2026.

The Company may at any time during the term of its warrants reduce the then current exercise price of each warrant to any amount and for any period of time deemed appropriate by the board of directors of the Company, subject to terms disclosed in each warrants’ agreements. The warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in each warrants’ agreements.

All warrants are classified in equity, according to the Company’s significant accounting policy.

As of December 31, 2020, the number of common shares that can potentially be issued under each outstanding warrant are:

Warrant	Shares to be issued upon exercise of remaining warrants
Class A	47,916
Class B	415,845
Class D	273,046
Class E	40,896,428
Jelco Warrants	7,986,913
Pre-funded Warrants - Jelco (Note 15)	955,730
Representative Warrants	123,406
Total	50,699,284

The Class A Warrants and Class B Warrants are listed on the Nasdaq Capital Market under the symbols “SHIPW” and “SHIPZ”, respectively.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

12.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	Year ended December 31,
	2020	2019	2018
Interest on long-term debt and other financial liabilities	10,279	13,630	14,819
Amortization of debt issuance costs	757	738	1,173
Amortization of debt issuance costs (shares issued to third party - non-cash)	350	402	-
Fair value measurement of units issued to former related party	596	-	-
Other	360	446	423
Total	12,342	15,216	16,415

Interest and finance costs, related party, are analyzed as follows:

	Year ended December 31,
	2020	2019	2018
Interest on subordinated debt	1,924	420	1,724
Amortization of subordinated debt issuance costs	-	240	7
Convertible notes interest expense	2,425	751	2,811
Convertible notes amortization of debt discount (non-cash)	5,518	3,713	4,339
Amortization of debt issuance costs (shares issued to Jelco - non-cash)	201	3,505	-
Restructuring expenses	1,015	-	-
Total	11,083	8,629	8,881

13.	Loss per Share:

The calculation of net loss per common share is summarized below:
	For the years ended December 31,
	2020	2019	2018

Net loss	(18,356)	(11,698)	(21,058)

Weighted average common shares outstanding – basic and diluted	33,436,278	958,297	156,692
Net loss per common share – basic and diluted	$(0.55)	$(12.21)	$(134.39)

As of December 30, 2020, 2019 and 2018, securities that could potentially dilute basic LPS in the future that were not included in the computation of diluted LPS, because to do so would have anti-dilutive effect, are any incremental shares of non-vested equity incentive plan shares (Note 14) and of unexercised warrants (Note 11), both calculated with the treasury stock method, as well as shares assumed to be converted with respect to the convertible notes (Note 8) calculated with the if-converted method.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

14.	Equity Incentive Plan:

On January 10, 2019, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 12,500 shares. On January 10, 2019, the Compensation Committee granted an aggregate of 9,000 restricted shares of common stock pursuant to the Plan. Of the total 9,000 shares issued, 4,167 shares were granted to the board of directors, 4,416 shares were granted to certain of the Company’s employees and 417 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $146.40. All the shares vest over a period of two years. 3,000 shares vested on January 10, 2019, 3,000 shares vested on October 1, 2019 and 2,972 shares vested on October 1, 2020.

On December 30, 2019, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan from 3,500 shares to 187,500 shares.

On February 24, 2020, the Compensation Committee granted an aggregate of 156,250 restricted shares of common stock pursuant to the Plan. Of the total 156,250 shares issued, 45,000 shares were granted to the non-executive members of the board of directors, 42,812 were granted to the executive officers, 60,626 shares were granted to certain of the Company’s non-executive employees and 7,812 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $5.12. All the shares vest over a period of two years. 52,084 shares vested on February 24, 2020, 52,083 shares vested on October 1, 2020 and 52,083 shares will vest on October 1, 2021. The related expense for shares granted to the Company's board of directors and certain of its employees for the years ended December 31, 2020, 2019 and 2018, amounted to $826, $1,295 and $1,281, respectively, and is included under general and administration expenses. The related expense for shares granted to non-employees for the years ended December 31, 2020, 2019 and 2018, amounted to $43, $15 and $21, respectively, and is included under voyage expenses.

Restricted shares during 2020, 2019 and 2018 are analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2017	1,573	$384.00
Granted	5,250	248.48
Vested	(4,475)	248.48
Forfeited	(191)	297.60
Outstanding at December 31, 2018	2,157	$261.60
Granted	9,000	146.40
Vested	(8,156)	112.32
Forfeited	(20)	146.40
Outstanding at December 31, 2019	2,981	$133.76
Granted	156,250	5.12
Vested	(107,139)	5,23
Forfeited	(28)	5.12
Outstanding at December 31, 2020	52,064	$2.48

The unrecognized cost for the non-vested shares granted to the Company’s Board of Directors and certain of its employees as of December 31, 2020 and 2019 amounted to $119 and $181, respectively. On December 31, 2020, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s board of directors and its other employees not yet recognized is expected to be recognized is 0.75 years.

On January 18, 2021, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 4,000,000 shares (Note 15).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

15.	Subsequent Events

a)
On January 18, 2021, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 4,000,000 shares. The same date, the Compensation Committee granted an aggregate of 3,600,000 restricted shares of common stock pursuant to the Equity Incentive Plan. Of the total 3,600,000 shares issued, 1,400,000 shares were granted to the non-executive members of the board of directors, 950,000 were granted to the executive officers, 1,100,000 shares were granted to certain of the Company’s non-executive employees and 150,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $0.81. All the shares will vest in equal tranches on each of the grant date, October 1, 2021 and October 1, 2022.

b)
On February 8, 2021, the Company entered into a supplemental agreement to the facility with UniCredit, following the credit committee approval that was obtained in September 2020 (Note 7). On February 9, 2021 following satisfaction of certain customary conditions precedent the supplemental agreement became effective.

c)
On February 11, 2021, the Company received written notification from the Nasdaq Stock Market that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock.

d)
On February 12, 2021, the Company entered into the supplemental agreement to the facility with ATB. On February 16, 2021, following satisfaction of certain customary conditions precedent, the supplemental agreement became effective (Note 7).

e)
On February 12, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel built in 2006 at a Japanese shipyard, at a gross purchase price of $17,000. The Company expects to finance the vessel acquisition with cash on hand and delivery of the vessel from its sellers is expected to take place until the end of the second quarter of 2021. An amount of $3,400 has been paid as advance payment.

f)
On February 19, 2021, the Company sold 44,150,000 common shares under a registered direct offering at a price of $1.70 per common share, in exchange for gross proceeds of $75,055, or net proceeds of approximately $69,971.

g)
In February 2021, the Company repaid $12,000 of the Jelco Loans pursuant to the mandatory prepayment terms of the SPA and Omnibus Supplemental Agreements entered into with Jelco in December 2020, using proceeds from (i) Class E warrants exercises during 2021 and (ii) the February 2021 registered direct offering.

h)
On March 5, 2021, the Company prepaid the full balance of $21,600 of the Amended and Restated Entrust Loan Facility. All securities created to cross-collateralize the Amended and Restated Entrust Loan Facility with the New Entrust Loan Facility were irrevocably and unconditionally released. The balance was paid with cash on hand.

i)
On March 10, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel built in 2013 at a Japanese shipyard, at a gross purchase price of $28,385. The Company expects to finance the vessel acquisition with cash on hand and by a secured loan facility from financial institutions. Delivery of the vessel from its sellers is expected to take place until the end of the second quarter of 2021. An amount of $5,320 has been paid as advance payment.

j)
On March 11, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel built in 2010 at a Japanese shipyard, at a gross purchase price of $26,600. The Company expects to finance the vessel acquisition with cash on hand and by a secured loan facility from financial institutions. Delivery of the vessel from its sellers is expected to take place until the end of the second quarter of 2021. An amount of $2,839 has been paid as advance payment.

k)	On March 24, 2021, the Company issued 955,730 common shares to Jelco, following Jelco’s exercise of its pre-funded warrants from the December 2020 restructuring.
l)
On March 19, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel built in 2012 at a Japanese shipyard, at a gross purchase price of $28,600. The Company expects to finance the vessel acquisition with cash on hand and by a secured loan facility from financial institutions. Delivery of the vessel from its sellers is expected to take place until the end of the second quarter of 2021. An amount of $8,580 has been paid as advance payment.

m)
On March 26, 2021, the Company obtained a commitment letter from Aegean Baltic Bank Α.Ε. for a $15,500 senior amortizing loan facility for the financing of the Goodship and the Tradership. The entering into the facility agreement by the Company is subject to completion of definitive documentation.

n)
During 2021 and as of the date of the issuance of these consolidated financial statements, 32,129,715 of the Class E warrants issued in connection with the August 2020 equity offering (Note 10) have been exercised for gross proceeds of $22,491. 8,766,713 Class E warrants remain outstanding.