Form 20-F
period 2021-12-31
Seanergy Maritime Holdings Corp.
filed 2022-03-31
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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
Telephone: +30 213 0181507, Fax: +30 210 9638404
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of exchange on which Registered
Shares of common stock, par value $0.0001 per share	SHIP	Nasdaq Capital Market
Preferred Stock Purchase Rights		Nasdaq Capital Market
Class B Warrants	SHIPZ	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021, there were 172,986,137 shares of the registrant’s common stock, $0.0001 par value, and 20,000 shares of the registrant’s Series B Preferred Stock, $0.0001 par value, outstanding.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

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

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	acts of terrorism and other hostilities, pandemics or other calamities (including, without limitation, the worldwide novel coronavirus, or COVID-19, outbreak;

•	risks associated with the length and severity of the ongoing COVID-19 outbreak, including its effects on demand for dry bulk products, crew changes and the transportation thereof;

•	changes in global and regional economic and political conditions;

•	general domestic and international political conditions or events, including “trade wars” and the recent conflicts between Russia and Ukraine;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the dry bulk shipping industry;

•	our ability to continue as a going concern; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors.”

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

We use the term deadweight tons, or “dwt,” in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.  Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this annual report are to the lawful currency of the United States of America.  References in this annual report to our common shares are adjusted to reflect the consolidation of our common shares through reverse stock splits, including the one-for-fifteen reverse stock split which became effective as of March 20, 2019, and the one-for-sixteen reverse stock split which became effective as of June 30, 2020.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate and others relate to our business in general or our common stock.  If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our securities could decline.

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the headings “Risks Relating to Our Industry,” “Risks Relating to Our Company” and “Risks Relating to Our Common Shares” and should be carefully considered, together with other information in this Annual Report on Form 20-F and our other filings with the Securities and Exchange Commission, before making an investment decision regarding our common stock.

Risks Relating to Our Industry
•
Charter hire rates for dry bulk vessels are cyclical and volatile and the dry bulk market remains significantly below its historic high. This may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants or covenants in other financing agreements.

•	Outbreaks of epidemic and pandemic diseases, including COVID-19, and any relevant governmental responses thereto could adversely affect our business, results of operations or financial condition.
•
We are currently dependent on index-linked or fixed rate charters, while until the recent past a part of our fleet was employed on the spot market. Any decrease in spot charter rates or indexes in the future may adversely affect our earnings.

•	An over-supply of dry bulk vessel capacity may depress the current charter rates and, in turn, adversely affect our profitability.
•
If economic conditions throughout the world decline, it will negatively impact our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

•	Terrorist attacks and international hostilities could affect our business, results of operations, cash flows and financial condition.

•	Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.
•	Rising fuel prices may adversely affect our profits.
•	Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.
•	Climate change and greenhouse gas restrictions may be imposed.
•	Increased scrutiny of environmental, social and governance matters may impact our business and reputation.
•
Our vessels may call on ports located in or may operate in countries that are subject to restrictions or sanctions imposed by the United States, the European Union or other governments that could result in fines or other penalties imposed on us and may adversely affect our reputation and the market price of our common stock.

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
•
The shipping industry has inherent operational risks that may not be adequately covered by our insurances.  Further, because we obtain some of our insurances through protection and indemnity associations, we have been and may in the future be retrospectively subject to calls or premiums in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.

Risks Relating to Our Company
•
The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.

•	Newbuilding projects are subject to risks that could cause delays.
•	We may acquire additional vessels in the future, and if those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.
•	Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.
•
Our loan agreements and other financing arrangements contain, and we expect that other future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our loan agreements and financing arrangements, a default by us under one loan or financing agreement could lead to defaults under multiple loans and financing agreements.

•	If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
•
Purchasing and operating secondhand vessels, such as our current fleet, may result in increased operating costs and vessel off-hire, which could adversely affect our financial condition and results of operations.

•	Increased regulatory oversight and phasing out of LIBOR may adversely affect the amounts of interest we pay under our debt arrangements and our results of operations.
•	The failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.
•	Rising crew costs may adversely affect our profits.
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
•
We depend significantly on third-party technical and commercial managers for crewing and certain aspects of technical and commercial management of some of our vessels. Our operations could be negatively affected if third-party managers fail to perform their services satisfactorily.

•	Management fees will be payable to our managers regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.
•	We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common stock.
•	We may have to pay tax on U.S. source income, which would reduce our earnings.
•	We may be subject to tax in the jurisdictions in which we or our vessel-owning subsidiaries are incorporated or operate.
•	We are a “foreign private issuer,” which could make our common stock less attractive to some investors or otherwise harm our stock price.
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

Risks Relating to Our Common Shares
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

•
The superior voting rights of our Series B Preferred Shares may limit the ability of our common shareholders to control or influence corporate matters, and the interests of the holder of such shares could conflict with the interests of common shareholders

•
Anti-takeover provisions in our restated articles of incorporation, as amended, and third amended and restated bylaws could make it difficult for shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

•
Issuance of preferred shares, such as our Series B Preferred Shares, may adversely affect the voting power of our common shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

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

Risks Relating to Our Industry

Charter hire rates for dry bulk vessels are cyclical and volatile and the dry bulk market remains significantly below its historic high. This may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants or covenants in other financing agreements.

The volatility in the dry bulk charter market, from which we derive substantially all of our revenues, has affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market and has been very volatile in recent years. The BDI, declined from a high of 11,793 in May 2008 to a low of 290 on February 10, 2016, which represents a decline of 98%. In the following years volatility was also apparent, albeit less extreme. In 2021, the BDI ranged from a low of 1,303 on February 10, 2021 and a high of 5,650 on October 7, 2021. During 2022, the BDI has ranged from 1,296 to 2,727.

The decline from historic highs and volatility in charter rates in the period following 2008  has been due to various factors, including the over-supply of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and trade disruptions caused by natural or other disasters, such as those that resulted from the dam collapse in Brazil in 2019 and the outbreak of the coronavirus infection in China. More recently, following Russia’s invasion of Ukraine in February 2022, the U.S., the EU, the UK and other countries have announced sanctions against Russia. The sanctions announced by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU and other countries could impose wider sanctions and take other actions. This has resulted in higher freight market volatility and while the initial effect on the dry bulk freight market has been positive, the long-term effects may be harder to ascertain at the date of this filing. These circumstances have had adverse consequences from time to time for dry bulk shipping, including, among other developments:

•	decrease in available financing for vessels;

•	no active secondhand market for the sale of vessels;

•	charterers seeking to renegotiate the rates for existing time charters;

•	widespread loan covenant defaults in the dry bulk shipping industry due to the substantial decrease in vessel values; and

•	declaration of bankruptcy by some operators, charterers and vessel owners.

The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected and we may not be able to successfully charter our vessels at rates sufficient to allow us to operate our business profitably or meet our obligations. Further, if low charter rates in the dry bulk market decline further for any significant period, this could have an adverse effect on our vessel values and ability to comply with the financial covenants in our loan agreements or other financing agreements. In such a situation, unless our lenders are willing to provide waivers of covenant compliance or modifications to our covenants, our lenders could accelerate our debt and we could face the loss of our vessels. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity.

Outbreaks of epidemic and pandemic diseases, including COVID-19, and any relevant governmental responses thereto could adversely affect our business, results of operations or financial condition.

Global public health threats, such as the novel coronavirus first identified in China in the end of 2019, or COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, as well as the operations of our customers. The ongoing COVID-19 pandemic has, among other things, caused factory closures and restrictions on travel, as well as labor shortages or lack of berths, delays and uncertainties relating to newbuildings, drydockings, vessel inspections, shortages or a lack of access to required spare parts and other functions of shipyards.

The ongoing outbreak of COVID-19 has already caused severe global disruptions and may continue to negatively impact the economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries continue to impose travel bans, quarantines and other emergency public health measures. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to continue to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by the outbreak. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, amongst other potential consequences attendant to epidemic and pandemic diseases.

COVID-19 and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels and other vessels we may acquire, which may continue or become more severe. As a result, in 2021, vessel operators experienced and may continue to experience disruptions to normal vessel operations caused by increased deviation time associated with positioning vessels to countries in which they can undertake a crew rotation in compliance with such measures. Our crews generally work on a rotation basis, relying exclusively on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew further, and possibly impact our ability to maintain a full crew synthesis onboard our vessels and other vessels we may acquire at any given time. Delays in crew rotations have furthermore led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. Additionally, we are particularly vulnerable to our crew members getting sick, as if even one of our crew members gets sick, local authorities could require us to detain and quarantine our vessels and their crew for an unspecified amount of time, disinfect and fumigate our vessels and cargo onboard, or take similar precautions, which would add costs, decrease our utilization, and substantially disrupt our cargo operations. We expect to incur increased expenses due to incremental fuel consumption and days in which our vessels and other vessels we may acquire are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment.

COVID-19 and measures in place against the spread of the virus have led to a highly difficult environment with regards to the disposal of vessels given the difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry such as iron ore and coal, contributed to lower drybulk rates in 2021.

Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees’ well-being, while making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.

Effects of the current pandemic may also in the future result in reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to continued declines in global financial markets, including to the prices of publicly-traded securities of us, our peers and of listed companies generally. We note that future impacts cannot be reasonably estimated at this time, may take some time to materialize and may not be fully reflected in the results for the year ended December 31, 2021

At present, it is not possible to ascertain the overall impact of COVID-19 on our business. However, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, any resurgence or mutation of the virus, the continued availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public’s response to such measures. There continues to be a high level of uncertainty relating to how the pandemic will evolve, how governments and consumers will react and progress on the approval and distribution of vaccines, all of which are uncertain and difficult to predict, considering the rapidly evolving landscape. As a result, the ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which impact could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis.

We are currently dependent on index-linked or fixed rate charters, while until the recent past a part of our fleet was additionally employed on the spot market. Any decrease in spot charter rates or indexes in the future may adversely affect our earnings.

We currently have 15 of our vessels employed on time charters whose daily rates are linked to the Baltic Capesize Index, or BCI. The other two are employed on time charters with fixed rates. Although none of our vessels are currently operating in the spot market, we may employ any additional vessels we may acquire in the spot market, or on index-linked or fixed rate time charters.

Although the number of vessels in our fleet that participate in the spot market or have index-linked or fixed rate charters will vary from time to time, we anticipate that a significant portion of our fleet will be affected by the spot market or the BCI. As a result, our financial performance will be significantly affected by conditions in the dry bulk spot market or the BCI and only our vessels that would operate under fixed-rate time charters would, during the period in which such vessels operate under such time charters, provide a fixed source of revenue to us.

Historically, spot charter rates and dry bulk charter indexes have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for dry bulk capacity. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates or the BCI decline, then we may be unable to operate our vessels trading in the spot market or on BCI-linked charters profitably or to meet our other obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

An over-supply of dry bulk vessel capacity may depress the current charter rates and, in turn, adversely affect our profitability.

The market supply of dry bulk vessels had increased due to the high level of new deliveries in recent years. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017. In addition, the dry bulk newbuilding orderbook, which extends to 2023, was approximately 6.81% of the existing world dry bulk fleet as of January 31, 2022, according to Clarksons Research, and the orderbook may increase further in proportion to the existing fleet. Even though the overall level of the orderbook has declined over the past years, an over-supply of dry bulk vessel capacity could depress the current charter rates. Factors that influence the supply of vessel capacity include:

•	number of new vessels’ deliveries;

•	scrapping rate of older vessels;

•	vessel casualties;

•	price of steel;

•	number of vessels that are out of service;

•	vessels’ average speed;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	port or canal congestion.

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

The world economy is facing a number of actual and potential challenges, including the conflict between Ukraine and Russia, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or Brexit, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and North Korea or Iran, and epidemics or pandemics, such as COVID-19. For example, due in part to fears associated with the spread of COVID-19 (as more fully described above), global financial markets experienced volatility and a steep and abrupt downturn followed by a recovery, which volatility may continue as the pandemic or a new wave or mutations continue. In addition, the recent developments in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel prices following the sanctions imposed on Russia. Such events may contribute to economic instability in global financial markets or cause a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long current market conditions will last.

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

In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Euroskeptic parties, which would like their countries to leave the Euro. Brexit further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could continue to impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, cash flows and operations.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP was approximately 8.1% for the year ended December 31, 2021, 2.3% for the year ended December 31, 2020 and 6.0% for the year ended December 31, 2019. It is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking at Chinese shipyards and the financial institutions with whom we have entered into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, as indicated, the United States has sought to implement more protective trade measures. There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

Terrorist attacks and international hostilities could affect our business, results of operations, cash flows and financial condition.

Continuing conflicts and recent developments in Ukraine, the Middle East, including tensions between the U.S. and Iran, as well as other geographic countries and areas, terrorist or other attacks, and war (or threatened war) or international hostilities, such as the ones currently in progress between Russia and Ukraine, China and Taiwan, or the U.S. and North Korea, have recently and may in the future lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets and international commerce.

The recent escalation of conflict between Russia and Ukraine may lead to further regional and international conflicts or armed action at an international level. This conflict has disrupted supply chains and cause instability in the energy markets and the global economy, with effects on shipping freight rates, which have experienced volatility. The United States and the European Union, among other countries, have announced various economic sanctions against Russia. The ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union or other countries against Russia, trade tariffs or embargoes with uncertain impacts on the markets in which we operate. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Since we employ Ukrainian and Russian seafarers, we may face problems in relation to their employment, repatriation, salary payments and be subject to claims to this respect. Moreover, we will be subject to additional insurance premiums in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The ongoing conflict in Ukraine has recently resulted in missile attacks on commercial vessels in the Black Sea. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia, and in particular, the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Any of these occurrences could have a material adverse impact on our operating results.

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

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Furthermore, fuel has and may become much more expensive in the future, including as a result of the recent developments in Ukraine and the sanctions against Russia, the imposition of recent sulfur oxide emissions limits in January 2020 and reductions of carbon emissions from January 2023 under new regulations adopted by the International Maritime Organization, or the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Upon redelivery of vessels at the end of a period of time or voyage time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter.

Voyage charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense. We currently cannot guarantee that we will hedge our fuel costs, and, therefore, an increase in the price of fuel may affect in a negative way our profitability and our cash flows, in case we consider voyage charter contracts in the future.

Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk shipping market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedules and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ending March 31 and June 30, and, conversely, our revenues may be stronger in fiscal quarters ending September 30 and December 31. This seasonality should not affect our operating results if our vessels are employed on fixed rate period time charters, but because our vessels or the vessels we may acquire may be employed in the spot market or on index-linked or fixed rate charters, seasonality may materially affect our operating results and our ability to pay dividends in the future.

Climate change and greenhouse gas restrictions may be imposed.

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. For instance, the International Maritime Organization imposed a global 0.5% sulfur cap on marine fuels which came into force on January 1, 2020. In addition, the International Maritime Organization has adopted an initial strategy which identifies “levels of ambition” toward reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. These regulations and any additional regulations addressing similar goals could cause us to incur additional substantial expenses. See “Business Overview—Environmental and Other Regulations” for a discussion of these and other environmental regulations applicable to our operations.

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

We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. As far as the environmental aspect is concerned, since 2018 we   have commenced implementing technical and operational measures aiming to improve the energy efficiency of our vessels and in extension reduce the CO2 emissions of the fleet. In 2021 we have completed an EEXI evaluation in accordance with IMO’s MEPC 75 and in cooperation with DNV, in preparation for the upcoming regulations. In addition, we have commenced biofuel trials in cooperation with leading charterers and operators. Scrubber and ballast water treatment system installations, Existing Vessel Design Index, or EVDI, upgrades, and Energy Saving Device and electronic performance monitoring system installations constitute examples of the environmental practices we have adopted and aim to continue adopting on most of our vessels. We participate in various environmental initiatives in our industry and technical committees on ESG matters and have also managed to secured sustainability-linked financing for one of our vessels. However, in light of investors' increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society's expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

Our vessels may call on ports located in or may operate in countries that are subject to restrictions or sanctions imposed by the United States, the European Union or other governments that could result in fines or other penalties imposed on us and may adversely affect our reputation and the market price of our common stock.

During the year ended December 31, 2021, none of our vessels called on ports located in countries subject to comprehensive sanctions and embargoes imposed by the U.S. government or countries identified by the U.S. government or other authorities as state sponsors of terrorism; however, our vessels may call on ports in these countries from time to time in the future on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Compliance with this regulation is achieved by (i) using 0.5% sulfur fuels on board, which are available at a higher cost; (ii) installing “scrubbers” for cleaning of the exhaust gas; or (iii) retrofitting vessels to be powered by liquefied natural gas (LNG), which may not yet be an economically viable option due to the lack of supply network and high costs involved in this process. We have installed scrubbers on six vessels of our current fleet in cooperation with first-class charterers who currently employ the vessels on time charters. As part of these agreements, the charterers covered the installation costs. Furthermore, two vessels with scrubbers were purchased during 2021. The remaining nine vessels in our fleet comply by burning low sulfur fuel (0.5% or 0.1%). All engineering officers, engineering crew and deck officers employed on our vessels since January 1, 2020 have been required to undergo training and complete a certain e-module regarding the use of low sulfur fuels. We have further developed ship specific implementation plans for safeguarding the smooth transition with the usage of compliant fuels for such vessels that will not be equipped with scrubbers. Costs of ongoing compliance may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See Item 4. “Information on the Company—B. Business Overview— Environmental and Other Regulations—The International Maritime Organization.”

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. Vessels are required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMSs installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. The USCG has approved a number of BWMS.  Amendments to the BWM Convention will enter into force in June 2022 concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate. Currently fourteen of our vessels comply with the updated guidelines and we have made arrangements for the installation of ballast water treatment systems in our remaining vessels, prior to the respective compliance deadlines.  The costs of compliance may be substantial and affect our profitability.

Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water.  On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Under VIDA, all provisions of the 2013 VGP and USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standards and the corresponding Coast Guard regulations are published.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Strait of Malacca, Arabian Sea, Red Sea, Gulf of Aden off the coast of Somalia, Indian Ocean and Gulf of Guinea. Sea piracy incidents continue to occur , particularly in the South China Sea, the Indian Ocean, in the Gulf of Guinea and the Strait of Malacca, with dry bulk vessels particularly vulnerable to such attacks.  Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur.  Acts of piracy could result in harm or danger to the crews that man our vessels.  Additionally, if piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or if our vessels are deployed in Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to employ onboard security armed guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charterparty, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels could have a material adverse impact on our business, financial condition and results of operations.

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

Risks Relating to Our Company

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

•
The fair market value of our vessels is dependent on other factors as well, including: general economic and market conditions affecting the shipping industry, including changes in global dry cargo commodity supply;

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

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain covenants in our loan agreements and other financing agreements, and our lenders or lessors could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with the covenants under our loans and other financing agreements. If any of our loans and other financing agreements are accelerated, we may not be able to refinance our debt or obtain additional funding. We expect that we will enter into more loan agreements and other financing agreements in connection with our vessels or with future acquisitions of vessels.  For more information regarding our current loan facilities and other financing agreements, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements – Credit Facilities.”

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

We may acquire additional vessels in the future, and if those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

We have recently expanded our fleet significantly and may acquire additional vessels in the future. A delay in the delivery of any vessels to us, the failure of the contract counterparty to deliver a vessel at all, or us not taking delivery of a vessel could cause us to breach our obligations under a related time charter or could otherwise adversely affect our financial condition and results of operations. In addition, the delivery of any vessel with substantial defects could have similar consequences.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2021, we had $218.6 million of outstanding debt excluding the convertible note issued to a former principal shareholder of the Company, Jelco Delta Holding Corp., or JDH. Moreover, we anticipate that we will incur future indebtedness in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying further vessels or securing such debt financing. Significant levels of debt could have important consequences to us, including the following:

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

Our loan agreements and other financing arrangements contain, and we expect that other future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our loan agreements and financing arrangements, a default by us under one loan or financing agreement could lead to defaults under multiple loans and financing agreements.

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

Because of the presence of cross-default provisions in our loan agreements and financing agreements, a default by us under a loan or financing agreement and the refusal of any lender or financing counterparty to grant or extend a waiver could result in the acceleration of our indebtedness under our other loans and financing agreements. A cross-default provision means that if we default on one loan, we would then default on our other loans containing a cross-default provision.

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

Our fleet currently consists of 17 Capesize vessels, and we may acquire additional vessels in the future. Our ability to manage our growth will primarily depend on our ability to:

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

All 17 of the vessels in our fleet are secondhand vessels. Our inspection of these or other secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and the cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any secondhand vessels we acquire.

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

In addition, charterers actively discriminate against hiring older vessels. Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton, has become a major vetting service in the dry bulk shipping industry, which ranks the suitability of vessels based on a scale of one to five stars. There are carriers that may not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, a potentially deteriorated star rating for our vessels may affect their commercial operation and profitability and vessels in our fleet with lower ratings may experience challenges in securing charters. Effective as of January 1, 2018, Rightship's age trigger for a dry cargo inspection for vessels over 8,000 dwt changed from 18 years to 14 years, after which an annual acceptable Rightship inspection will be required. Rightship may downgrade any vessel over 18 years of age that has not completed a satisfactory inspection by Rightship, in the same manner as any other vessel over 14 years of age, to two stars, which significantly decreases its chances of entering into a charter. Nine, seven and one vessels in our fleet have five, four and three-star risk ratings from Rightship, respectively.

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

Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and phasing out of LIBOR may adversely affect the amounts of interest we pay under our debt arrangements and our results of operations.

The calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness primarily fluctuate with changes in LIBOR, and if such volatility were to occur in the future, or if LIBOR is replaced as the reference rate under our debt obligations, it could affect the amount of interest payable on our debt which, in turn, could have an adverse effect on our profitability, earnings and cash flow.

On July 27, 2017, the UK Financial Conduct Authority (“FCA”) announced that it would phase-out LIBOR by the end of 2021. On November 30, 2020, ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced plans to consult on ceasing publication of U.S. Dollar LIBOR on December 31, 2021 for only the one-week and two-month U.S. Dollar LIBOR tenors, and on June 30, 2023 for all other U.S. Dollar LIBOR tenors. This announcement coincided with an announcement by the International Swaps and Derivatives Association (“ISDA”) that the IBA announcement was not a triggering event which would set the spread to be used in its derivative contracts as part of the risk-free rate determination process. As a result, lenders have insisted on fallback provisions that entitle the lenders, in their discretion, to replace published LIBOR as the basis for the interest calculation with successor benchmark rates, such as their cost-of-funds rate. Various alternative reference rates are being considered in the financial community. The Secured Overnight Financing Rate (“SOFR”) has been proposed by the Alternative Reference Rate Committee (“ARRC”), a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. dollar LIBOR. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities in the repurchase agreement (repo) market. The daily transaction volumes underlying SOFR are approximately $1 trillion, giving the ARRC confidence that SOFR will be reliable through a wide range of market conditions. SOFR is being adopted by most lenders in our industry as replacement benchmark rate and one of our loan facilities has adopted SOFR as a benchmark rate. However, it is not possible at this time to know the ultimate impact a phase-out of LIBOR and its potential replacement with SOFR may have, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular agreement containing terms based on LIBOR, which generally have alternative calculation provisions. All our floating rate financing agreements, currently in place, are linked to the 1-month and 3-months tenors of the U.S. dollar LIBOR which will continue to be published until June 30, 2023; additionally they contain benchmark replacement provisions that protect the lender from a mismatch between the cost of funding for the respective loan and a potential replacement benchmark rate. If, however, these are implicated, the interest payable on these particular agreements could be subject to volatility and the underlying lending costs could increase, which would have an adverse effect on the borrowers’ profitability, earnings and cash flow.

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

We maintain all of our cash with a limited number of financial institutions, including institutions that are located in Greece. These financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Economic conditions in Greece have been, and continue to be, uncertain as a result of recent sovereign weakness. Although Moody's Investor Services Inc. upgraded the bank financial strength ratings, as well as the deposit and debt ratings, of several Greek banks in September 2021 to reflect improving prospects, the stand-alone financial strength of the banks and the anticipated additional pressures stemming from the legacy of the country's multi-year debt crisis and the COVID-19 pandemic continue to create challenging economic prospects.

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

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have substantially greater resources than we do. Competition for the transportation of dry bulk cargoes by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.

Due to our lack of fleet diversification, adverse developments in the maritime dry bulk shipping industry would adversely affect our business, financial condition, and operating results.

Our business currently depends on the transportation of dry bulk commodities, and our fleet consists exclusively of Capesize vessels. Our current lack of diversification could make us vulnerable to adverse developments in the maritime dry bulk shipping industry and demand for Capesize vessels in particular, which would have a significantly greater impact on our business, financial condition and operating results than it would if we maintained more diverse assets or lines of business.

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

The shipping industry has inherent operational risks that may not be adequately covered by our insurances. Further, because we obtain some of our insurances through protection and indemnity associations, we have been and may in the future be retrospectively subject to calls or premiums in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurances include hull and machinery insurance, war risks insurance, demurrage and defense insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We do not expect to maintain for our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel, except in cases when our vessels transit through or call at high risk areas. We may not be adequately insured against all risks or our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. If our insurances are not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations. We have been and may in the future be retrospectively subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability, including pollution-related liability. In the past, we paid approximately $0.3 million in response to these calls, and our payment of such calls could in the future result in significant expenses to us.

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

We depend significantly on third-party technical and commercial managers for crewing and certain aspects of technical and commercial management of some of our ships. Our operations could be negatively affected if third-party managers fail to perform their services satisfactorily.

Seanergy Shipmanagement Corp., or Seanergy Shipmanagement, our wholly owned ship management subsidiary, provides certain technical management services to the Dukeship, Fellowship, Friendship, Goodship, Knightship, Lordship and Worldship and it is expected to undertake the technical management of more vessels of our fleet in the future. Seanergy Management Corp., or Seanergy Management, our wholly owned subsidiary, provides us with certain other management services. Moreover, we also depend significantly on third-party technical and commercial managers. V.Ships and V.Ships Greece provide us with certain technical, general administrative and support services (including vessel maintenance, crewing, purchasing, shipyard supervision, assistance with regulatory compliance, accounting related to vessels and provisions).   Anglo-Eastern Crew Management (Asia) Limited, or Anglo-Eastern, provide crew management services to the Worldship and Dukeship. Fidelity provides us with commercial management services for our vessels.

Our operational success depends significantly upon V.Ships’, V.Ships Greece’s, Anglo-Eastern’s and Fidelity’s satisfactory performance of these services. Our business would be harmed if V.Ships, V.Ships Greece, Anglo-Eastern or Fidelity failed to perform these services satisfactorily. In addition, if our management agreements with any of V.Ships, V. Ships Greece or Fidelity were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our existing management agreements.

In addition, our ability to compete for and enter into new period time and spot charters and to expand our relationships with our existing charterers depends significantly on our relationship with our third-party commercial manager, Fidelity. If Fidelity fails to perform its obligations, it may harm our ability to renew existing charters upon their expiration, obtain new charters, and maintain satisfactory relationships with our charterers and suppliers.

The failure of our third-party managers to perform their obligations satisfactorily could have a material adverse effect on our business, financial condition and results of operations. Because our third-party managers are each privately held companies, we and our shareholders might have little advance warning of financial or other problems affecting them even though their financial or other problems could have a material adverse effect on us. Although we may have rights against our third-party managers if they default on their obligations to us, our shareholders will share that recourse only indirectly to the extent that we recover funds.

Management fees will be payable to our managers regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to our technical and crew management agreements we pay management fees to our managers as described in “Item 4.B. History and Development – Business Overview – Management of our fleet” in exchange for provision of technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, for which we reimburse the technical manager. The management fees are payable whether or not our vessels are employed and regardless of our profitability, and we have no ability to require our managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common stock.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to our 2021 taxable year, and we do not expect to become a PFIC in any future taxable year. In this regard, we intend to treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets. There is substantial legal authority supporting this position including case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

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

Under the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, or “U.S. source gross shipping income” may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We believe that we qualify for exemption from the 4% tax under Section 883 of the Code for our 2021 taxable year.  However, there are factual circumstances beyond our control that could cause us not to have the benefit of the tax exemption under Section 883 in 2022 or future years and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could fail to qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. See the description of the ownership tests which must be satisfied to qualify for exemption under Section 883 of the Code in “Item 10.E. Tax Considerations – United States Federal Income Tax Consequences – Exemption of Operating Income from United States Federal Income Taxation.”

Because the availability of the exemption depends on factual circumstances beyond our control, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2022 or subsequent taxable years. If we or our subsidiaries are not entitled to exemption under Section 883, we or our subsidiaries will be subject to the 4% U.S. federal income tax on 50% of any shipping income such companies derive that is attributable to the transport of cargoes to or from the United States. This tax is a cost, which, if unreimbursed, has a negative effect on our business and results in decreased earnings available for distribution to our shareholders.

We may be subject to tax in the jurisdictions in which we or our vessel-owning subsidiaries are incorporated or operate.

In addition to the tax consequences discussed herein, we may be subject to tax in one or more other jurisdictions where we or our vessel-owning subsidiaries are incorporated or conduct activities. We are subject to a corporate flat tax for our subsidiaries in Malta for the period from January 1, 2021 to December 31, 2021 and could be subject to additional taxation in the future in Malta or other jurisdictions where our subsidiaries are incorporated or do business. The amount of any such tax imposed upon our operations or on our subsidiaries' operations may be material and could have an adverse effect on our earnings.

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

Additionally, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Most recently, the escalation in conflict between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels may call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject the vessels to forfeiture to the government of such jurisdiction. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any member of our crew, we may face reputational damage and governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows and financial condition, as well as our ability to maintain cash flows, including cash available for distributions to pay dividends to our unitholders. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject result in forfeiture of the vessel to forfeiture to the government of such jurisdiction.

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

In addition, as of March 29, 2022, we may be obliged to issue additional common shares pursuant to the terms of outstanding warrants and convertible notes as follows:

•
301,875 common shares issuable upon the exercise of outstanding Class B warrants at an exercise price of $16.00 per share, which warrants trade on the Nasdaq Capital Market under the ticker symbol “SHIPZ” and expire in May 2022;

•	113,970 common shares issuable upon the exercise of Class B warrants issued to JDH pursuant to a Securities Purchase Agreement dated May 9, 2019, at an exercise price of $16.00 per share;

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

•
8,632,713 common shares issuable upon the exercise of outstanding Class E Warrants at an exercise price of $0.70 per share, which warrants were issued in our underwritten public offering which closed on August 20, 2020 and which expire in August 2025;

•	9,304,166 common shares issuable upon the conversion of an outstanding convertible note that we issued to JDH, at a conversion price of $1.20 per common share.

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

On December 31, 2021, the closing price of our common shares on the Nasdaq Capital Market was $0.9184 per share, as compared to $1.14, which was the closing price on March 29, 2022. In addition, there has been volatility in our intra-day common share price. For example, the high and low intra-day prices on March 7, 2022 were $1.27 and $1.14, respectively. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects.

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

On January 26, 2022, we again received written notification from the Nasdaq Stock Market indicating that because the closing bid price of our common stock for 30 consecutive business days, from December 13, 2021 to January 25, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until July 25, 2022. On February 14, 2022, the Nasdaq Stock Market confirmed that we regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock and this matter is now closed.

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

The superior voting rights of our Series B Preferred Shares may limit the ability of our common shareholders to control or influence corporate matters, and the interests of the holder of such shares could conflict with the interests of common shareholders.

While our common shares have one vote per share, each of our 20,000 Series B Preferred Shares presently outstanding has 25,000 votes per share; however, the voting power of the Series B Preferred Shares is limited such that no holder of Series B Preferred Shares may exercise voting rights pursuant to any Series B Preferred Shares that would result in the total number of votes a holder is entitled to vote on any matter submitted to a vote of shareholders of the Company to exceed 49.99% of the total number of votes eligible to be cast on such matter. The Series B Preferred Shares, however, have no dividend rights or distribution rights, other than the right upon dissolution to receive a payment equal to the par value per of $0.0001 per share.

As of the date of this annual report, our Chairman and Chief Executive Officer can therefore control 49.99% of the voting power of our outstanding capital stock. Our Chairman and Chief Executive Officer will have substantial control and influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, even though he owns significantly less than 50% of the Company economically.

The superior voting rights of our Series B Preferred Shares may limit our common shareholders’ ability to influence corporate matters. The interests of the holder of the Series B Preferred Shares may conflict with the interests of our common shareholders, and as a result, the holders of our capital stock may approve actions that our common shareholders do not view as beneficial. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares.

Anti-takeover provisions in our restated articles of incorporation, as amended, and third amended and restated bylaws could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our restated articles of incorporation, as amended, and third amended and restated bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-take-over provisions could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that some shareholders may consider favorable.

These provisions:

•	authorize our board of directors to issue “blank check” preferred stock without shareholder approval, including preferred shares with superior voting rights, such as the Series B Preferred Shares;

•	provide for a classified board of directors with staggered, three-year terms;

•	permit the removal of any director only for cause;

•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at meetings of shareholders.

In addition, we have entered into a shareholders rights agreement that makes it more difficult for a third party to acquire us without the support of our board of directors. See “Description of Securities” filed as Exhibit 2.9 hereto for a description of our shareholders rights agreement. These anti-takeover provisions, along with provisions of our shareholders rights agreement, could substantially impede the ability of our shareholders to impose a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Issuance of preferred shares, such as our Series B Preferred Shares, may adversely affect the voting power of our common shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Our restated articles of incorporation, as amended, currently authorize our board of directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without shareholders' approval. Our board of directors has issued, and may in the future issue, preferred shares with voting rights superior to those of the common shares, such as the Series B Preferred Shares. If our board of directors determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and our shareholders' ability to realize any potential change of control premium.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.

Our corporate affairs are governed by our restated articles of incorporation, as amended, our third amended and restated bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

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

In March 2019, the Council of the European Union, or the Council, published a list of non-cooperative jurisdictions for tax purposes, the 2019 Conclusions. In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the E.U. on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council in October 2019 that the Marshall Islands had been removed from the list of non-cooperative jurisdictions. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, inter alia, increased monitoring and audits, withholding taxes and non-deductibility of costs. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits E.U. funds from being channelled or transited through entities in non-cooperative jurisdictions.

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

We do not know (i) if the E.U. will once again add the Marshall Islands, Liberia, Bermuda or the British Virgin Islands to the list of non-cooperative jurisdictions, (ii) how quickly the E.U. would react to any changes in legislation of the relevant jurisdictions, or (iii) how E.U. banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities. We currently operate 17 Capesize vessels with a cargo-carrying capacity of approximately 3,011,083 dwt and an average fleet age of 12.1 years. We are the only pure-play Capesize shipowner publicly listed in the U.S.

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

History and Development

Business Development and Capital Expenditures and Divestitures

At the opening of trading on March 20, 2019, we effected a one-for-fifteen reverse split of our common stock in order to cure the deficiency of the Nasdaq minimum bid price requirement originally communicated to us on April 23, 2018.

In May 2019, we sold 262,500 units at a price of $54.40 per unit in a public offering. The gross proceeds were approximately $14.3 million. As of the date of this annual report, 301,875 Class B warrants and a Representative Warrant to purchase 13,125 common shares, issued in connection with this public offering, are outstanding. These warrants are exercisable at an adjusted exercise price of $16.00 per share and expire on May 13, 2022.

Concurrently with the public offering in May 2019, we sold 113,970 units in a private placement to JDH in exchange for, inter alia, the forgiveness of certain payment obligations of ours. As of the date of this annual report, the 113,970 Class B Warrants issued in connection with this private placement remain outstanding.

In December 2019, we completed our initial program of installation of scrubbers in anticipation of the IMO's low sulfur fuel oil requirements in effect from January 1, 2020.  We retrofitted five Capesize vessels with scrubbers.

On April 2, 2020, we sold 2,536,468 units (including the full exercise of the over-allotment option of 330,843 units granted to the underwriters) at a price of $2.72 per unit in a public offering for gross proceeds of $6.9 million. As of the date of this annual report, 4,368,750 Class D Warrants at an exercise price of $3.40, issued in connection with this offering, remain outstanding. The Class D Warrants expire on April 2, 2025.

Between April 23, 2020 and June 26, 2020, we issued 2,263,421 of our common shares pursuant to exercises of outstanding Class D Warrants with gross proceeds of $4.1 million.

Between April and May 2020, we sold 11,690,625 of our common shares in four registered direct offerings concurrently with private placements of 11,690,625 warrants for a purchase price ranging between $2.16 and $1.92 per common share and warrant. The gross proceeds were approximately $23.2 million.

During May and June 2020, a total of 11,690,625 shares were issued pursuant to the exercises of all warrants issued under the four private placements, for gross proceeds of approximately $16.9 million.

On May 26, 2020, we entered into a definitive agreement with an unaffiliated third party to purchase a Japanese 2005- built Capesize vessel having a cargo-carrying capacity of approximately 177,500 dwt, the Goodship. The vessel was delivered to us on August 7, 2020. The gross purchase price of $11.4 million was funded with cash on hand at delivery and subsequently through the ABB Loan Facility (as defined below).

At the opening of trading on June 30, 2020, we effected a one-for-sixteen reverse stock split of our common stock in order to cure the deficiency of the Nasdaq minimum bid price requirement originally communicated to us on July 15, 2019.

In August 2020, we sold 35,714,286 units at a price of $0.70 per unit in an underwritten public offering. As of the date of this annual report, 8,632,713 Class E warrants at an exercise price of $0.70 per share, issued in connection with this offering, remain outstanding. The Class E warrants expire on August 20, 2025.

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

Between January 15, 2021 and October 1, 2021, we issued 32,263,715 of our common shares pursuant to exercises of outstanding Class E warrants with gross proceeds of $22.6 million.

On February 12, 2021, we entered into a definitive agreement with an unaffiliated third party to purchase a Japanese 2006-built Capesize vessel having a cargo-carrying capacity of approximately 177,000 dwt, the Tradership. The vessel was delivered to us on June 9, 2021. The gross purchase price of $17 million was funded with cash on hand at delivery and subsequently through the ABB Loan Facility (as defined below).

On February 19, 2021, we issued 44,150,000 of our common shares in a registered direct offering for a purchase price of $1.70 per common share, for aggregate gross proceeds of approximately $75.0 million.

On March 10, 2021, we entered into a definitive agreement with an unaffiliated third party to purchase a Japanese 2013-built Capesize vessel having a cargo-carrying capacity of approximately 176,500 dwt, the Flagship. The vessel was delivered to us on May 6, 2021. The gross purchase price of approximately $28.4 million was funded with cash on hand at delivery and subsequently through a sale and leaseback transaction with Cargill.

On March 11, 2021, we entered into a definitive agreement with unaffiliated third parties to purchase a Japanese 2010-built Capesize vessel having a cargo-carrying capacity of approximately 182,000 dwt, the Patriotship. The vessel was delivered to us on June 1, 2021. The gross purchase price of $26.6 million was funded with cash on hand at delivery and subsequently through though a sale and leaseback agreement with CMB Financial Leasing Co., Ltd. (“CMBFL”).

On March 19, 2021, we entered into a definitive agreement with an unaffiliated third party to purchase a Japanese 2012-built Capesize vessel having a cargo-carrying capacity of approximately 181,00 dwt, the Hellasship. The vessel was delivered to us on May 6, 2021. The gross purchase price of $28.6 million was funded with cash on hand at delivery and subsequently through a sale and leaseback agreement with CMBFL.

On March 24, 2021, we issued 955,730 common shares to JDH, following JDH’s exercise of its pre-funded warrants from the December 30, 2020 transaction. Please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements – JDH Transactions".

On May 17, 2021, we entered into an agreement with unaffiliated third parties for the purchase of a Japanese 2012-built Capesize vessel having a cargo-carrying capacity of approximately 181,400 dwt, the Worldship. The vessel was delivered to us on August 30, 2021 and the gross purchase price of $33.7 million was funded with cash on hand at delivery and subsequently through the Piraeus Bank Loan Facility (as defined below).

On June 22, 2021, we entered into an agreement with an unaffiliated third party for the purchase of a Japanese 2009-built Capesize vessel having a cargo-carrying capacity of approximately 177,000 dwt, the Friendship. The vessel was delivered to us on July 27, 2021. The gross purchase price of $24.6 million was financed with cash on hand at delivery and subsequently through the August 2021 Alpha Bank Loan Facility (as defined below).

On August 10, 2021, our board of directors authorized a share repurchase plan of up to $17 million of our outstanding common shares or other securities, which has been fully utilized. Pursuant to the plan, we have repurchased common shares for $1.7 million, a common stock purchase warrant for $1.0 million and two convertible notes with an aggregate principal amount of $13.95 million (discussed below).

On September 30, 2021, we sold the Leadership to an unaffiliated third party for a gross sale price of $12.6 million.

On October 05, 2021, we entered into an agreement with an unaffiliated third party for the purchase of a Japanese 2010-built Capesize vessel having a cargo-carrying capacity of approximately 181,500 dwt, the Dukeship. The vessel was delivered to us on November 26, 2021 and the gross purchase price of $34.3 million was funded with cash on hand. As of the date of this annual report this vessel remains unencumbered.

On October 14, 2021 we issued 3,000,000 common shares to JDH following the conversion of $3,600,000 of the principal amount of the First JDH Note, at the conversion price of $1.20 per share.

Through a series of transactions during the period of November and December 2021, we have repurchased 1,702,103 of our outstanding common shares at an average price of approximately $0.993.

On December 7, 2021, we entered into a warrant repurchase agreement with JDH to repurchase a common stock purchase warrant to purchase 4,285,714 of our common shares for $1.0 million. On December 10, 2021, we prepaid the outstanding principal amount of the First JDH Note and the Third JDH Note in an aggregate amount of $13.95 million. These transactions closed, all obligations were terminated under the two convertible notes and the warrant was cancelled, on December 10, 2021.

On December 7, 2021, our board of directors authorized a new share repurchase plan pursuant to which we could repurchase up to $10 million of our outstanding common shares or other securities. This share repurchase plan has been fully utilized.  Pursuant to the plan, we repurchased $5.0 million on January 26, 2022 and an additional $5.0 million on March 10, 2022 in relation to a convertible note (discussed below).  In connection with the first of these repurchases our cash sweep obligations for 2022 under the convertible note were waived pursuant to a waiver letter signed on January 19, 2022.

On December 10, 2021, we entered into a stock purchase agreement and issued 20,000 of our newly-designated Series B Preferred Shares, par value $0.0001 per share, to our Chairman and Chief Executive Officer, in return for cash consideration of $250,000.

On December 13, 2021, our previously-issued Class A Warrants, trading under the symbol SHIPW, expired.

On January 26, 2022, we voluntarily prepaid $5.0 million of the outstanding balance of the Second JDH Note using cash on hand.

On January 26, 2022, we received written notification from the Nasdaq Stock Market indicating that because the closing bid price of our common stock for 30 consecutive business days, from December 13, 2021 to January 25, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until July 25, 2022. On February 14, 2022, the Nasdaq Stock Market confirmed that we regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock.

On February 28, 2022, we voluntarily prepaid the remaining balance of $1.85 million of the Second JDH Loan using cash on hand. All obligations under the Second JDH Loan were irrevocably and unconditionally discharged pursuant to the deed of release dated February 28, 2022.

On March 10, 2022, we voluntarily prepaid another $5.0 million of the outstanding balance of the Second JDH Note using cash on hand.

On March 10, 2022, we initiated the payment of quarterly cash dividends and declared a quarterly dividend of $0.025 per share and a special dividend of $0.025 per share with respect to the fourth quarter of 2021.

B.	Business Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities.  We currently operate 17 Capesize vessels, with a cargo-carrying capacity of approximately 3,011,083 dwt and an average fleet age of 12.1 years. We are the only pure-play Capesize shipping company listed in the U.S.

We believe we have established a reputation in the international dry bulk shipping industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets, and who have strong ties to a number of international charterers.

Our Current Fleet

The following table lists the vessels in our fleet as of the date of this annual report:

Vessel Name	Year Built	Dwt	Flag	Yard	Type of Employment
Patriotship	2010	181,709	MI	Imabari	T/C – fixed rate(1)
Dukeship	2010	181,453	MI	Sasebo	T/C Index Linked(2)
Worldship	2012	181,415	MI	Koyo-Imabari	T/C – fixed rate(3)
Hellasship	2012	181,325	LIB	Imabari	T/C Index Linked(4)
Fellowship	2010	179,701	MI	Daewoo	T/C Index Linked(5)
Championship	2011	179,238	MI	Sungdong SB	T/C Index Linked(6)
Partnership	2012	179,213	MI	Hyundai	T/C Index Linked(7)
Knightship	2010	178,978	LIB	Hyundai	T/C Index Linked (8)
Lordship	2010	178,838	LIB	Hyundai	T/C Index Linked(9)
Goodship	2005	177,536	LIB	Mitsui	T/C Index Linked(10)
Friendship	2009	176,952	LIB	Namura	T/C Index Linked(11)
Tradership	2006	176,925	MI	Namura	T/C Index Linked(12)
Flagship	2013	176,387	MI	Mitsui	T/C Index Linked(13)
Gloriuship	2004	171,314	MI	Hyundai	T/C Index Linked(14)
Geniuship	2010	170,057	MI	Sungdong SB	T/C Index Linked(15)
Premiership	2010	170,024	IoM	Sungdong SB	T/C Index Linked(16)
Squireship	2010	170,018	LIB	Sungdong SB	T/C Index Linked(17)

(1)	Chartered by a European cargo operator and delivered to the charterer on June 7, 2021 for a period of about 12 to about 18 months. The daily charter hire is fixed at $31,000.

(2)
 Chartered by NYK and delivered to the charterer on December 1, 2021 for a period of about 13 to about 18 months. The daily charter hire is based on the BCI. In addition, the time charter provides the option to convert the index linked rate to a fixed rate for a period of between two and 12 months priced at the then prevailing Capesize Forward Freight Agreement rate, or FFA for the selected period.

(3)	Chartered by a U.S. commodity trading company and delivered to the charterer on September 2, 2021 for a period of about 12 to about 16 months. The daily charter hire is fixed at $31,750.

(4)	Chartered by NYK and delivered to the charterer on May 10, 2021 for a period of minimum 11 to maximum 15 months. The daily charter hire is based on the BCI.

(5)
Chartered by Anglo American, a leading global mining company, and delivered to the charterer on June 18, 2021 for a period of minimum 12 to about 15 months. The daily charter hire is based on the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and 12 months priced at the then prevailing Capesize FFA for the selected period.

(6)
Chartered by Cargill and delivered to the charterer on November 7, 2018 for a period of employment of 60 months, with an optional period of about 16 to about 18 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $1,740. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and 12 months priced at the then prevailing Capesize FFA for the selected period.

(7)
Chartered by a major European utility and energy company and delivered to the charterer on September 11, 2019 for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The daily charter hire is based on the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and 12 months priced at the then prevailing Capesize FFA for the selected period.

(8)
Chartered by Glencore and delivered to the charterer on May 15, 2020 for a period of about 36 to about 42 months with two optional periods of 11 to 13 months. The daily charter hire is based on the BCI.

(9)
Chartered by a major European utility and energy company and delivered on August 4, 2019 for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The daily charter hire is based on the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and 12 months priced at the then prevailing Capesize FFA for the selected period.

(10)
Chartered by an international commodities trader and delivered to the charterer on November 12, 2021 for a period of about 9 to about 12 months. The daily charter hire is based on the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between two and 12 months priced at the then prevailing Capesize FFA for the selected period.

(11)	Chartered by NYK and delivered to the charterer on July 29, 2021 for a period of minimum 17 to maximum 24 months. The daily charter hire is based on the BCI.

(12)
Chartered by a major South Korean industrial company and delivered to the charterer on June 15, 2021 for a period employment of minimum 11 to about 15 months. The daily charter hire is based on the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between two and nine months priced at the then prevailing Capesize FFA for the selected period.

(13)
Chartered by Cargill. The vessel was delivered to the charterer on May 10, 2021 for a period of 60 months. The daily charter hire is based at a premium over the BCI minus $1,325 per day. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and 12 months priced at the then prevailing Capesize FFA for the selected period.

(14)
Chartered by Pacbulk Shipping and delivered to the charterer on April 23, 2020 for a period of about 11 to about 15 months. In December 2021, the time charter was further extended until minimum December 16, 2022 to maximum April 15, 2023. The daily charter hire is based on the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and 12 months priced at the then prevailing Capesize FFA for the selected period.

(15)
Chartered by NYK and delivered to the charterer on February 5, 2022 for a period of about 11 to about 15 months from the delivery date. The daily charter hire is based on the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and 12 months priced at the then prevailing Capesize FFA for the selected period.

(16)
Chartered by Glencore and delivered to the charterer on November 29, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $2,055.

(17)
Chartered by Glencore and delivered to the charterer on December 19, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $2,055.

Key to Flags: IoM – Isle of Man, LIB – Liberia, MI – Marshall Islands.

Our Business Strategy

We currently operate 17 Capesize vessels. We also intend to continue to review the market from time to time in order to identify potential acquisition targets which will be accretive to our earnings per share. Our acquisition strategy focuses on newbuilding or secondhand Capesize dry bulk vessels, although we may acquire vessels in other sectors which we believe offer attractive investment opportunities.

Management of Our Fleet

We manage our vessel's operations, insurances and bunkering and have the general supervision of our third-party technical and commercial managers.

Seanergy Shipmanagement, our wholly-owned subsidiary, provides certain technical management services to certain vessels of our fleet. In 2021 we paid a monthly fee of $14,000 and $10,000 per vessel for four and three vessels, respectively, to Seanergy Shipmanagement. Since January 1, 2022, we are paying a monthly fee of $14,000 and $10,000 per vessel for five and two vessels, respectively, to Seanergy Shipmanagement. These technical management services include, inter alia, general administrative and support services, bunkering, insurance arrangements and accounting related to vessels and provisions. These amounts are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements. Seanergy Shipmanagement is expected to undertake the technical management of more vessels of our fleet in the future.

V.Ships and V.Ships Greece, independent third parties, provide technical management for certain of our vessels that includes general administrative and support services, such as crewing and other technical management, accounting related to vessels and provisions. Pursuant to our technical management agreements with V.Ships and V.Ships Greece, we paid monthly fees of $8,750 per vessel managed by V.Ships and $9,167 per vessel managed by V.Ships Greece in 2021. Since January 1, 2022, we are paying a monthly fee of $9,013 per vessel for ten vessels managed by V.Ships and $9,167 per vessel for two vessels managed by V.Ships Greece in exchange for providing these technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, which are reimbursed by us to V.Ships and V.Ships Greece. These technical management agreements are for an indefinite period until terminated by either party, giving the other notice in writing, in which event the applicable agreement shall terminate after one month from the date upon which such notice is received.

Seanergy Management has entered into a commercial management agreement with Fidelity, an independent third party, pursuant to which Fidelity provides commercial management services for all of the vessels in our fleet. Fidelity serves as a commercial broker for Capesize vessels exclusively to us. Under the commercial management agreement, we have agreed to reimburse Fidelity for all reasonable running and/or out-of-pocket expenses, including but not limited to, telephone, fax, stationary and printing expenses, as well as any pre-approved travelling expenses. In addition, we have agreed to pay the following fees to Fidelity, (i) an annual fee of EUR 120,000 net payable in equal monthly payments and (ii) commission fees equal to 0.15% calculated on the collected gross hire/freight/demurrage payable when the relevant hire/freight/demurrage is collected. The fees under (i) and (ii) are capped at $0.4 million per year. The commercial management agreement may be terminated by either party upon giving one-month prior written notice to the other party.

V.Ships and Anglo-Eastern provide crew management services to certain vessels of our fleet. In 2021 we paid a monthly fee of $2,000 per vessel to each of V.Ships and Anglo-Eastern for two and two vessels, respectively. Since January 1, 2022, we are paying a monthly fee of $2,000 per vessel to each of V.Ships and Anglo-Eastern.

Employment of Our Fleet

As of the date of this report, fifteen of our vessels are employed under long-term time charters which have a charter hire calculated at an index-linked rate based on the 5-routes T/C average of the BCI. The remaining two of our vessels are employed under fixed rate charters. Under some of our time charter agreements we have the option to convert the index linked rate into a fixed rate corresponding to the prevailing value of the respective Capesize FFAs. In the future, we may opportunistically look to employ more of our vessels under time charter contracts with a fixed rate, should rates become more attractive.

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

Handysize.  Handysize vessels have a carrying capacity of up to 30,000 dwt.  These vessels almost exclusively carry minor bulk cargo.  Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels.  Handysize vessels are well suited for small ports with length and draft restrictions.  Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and discharging.

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

Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indexes issued by the Baltic Exchange.  These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand.  We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation.  Fidelity negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. We currently  compete primarily with other owners of dry bulk vessels, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers than vessels we may operate.  Ownership of dry bulk vessels is highly fragmented and is divided among publicly listed companies, state-controlled companies and independent dry bulk vessel owners.  We currently compete primarily with owners of dry bulk vessels in the Capesize class size.

Customers

Our customers include or have included national, regional and international companies.  Customers individually accounting for more than 10% of our revenues during the years ended December 31, 2021, 2020 and 2019 were:

Customer	2021	2020	2019
A	23%	23%	-
B	15%	-	-
C	13%	-	-
D	11%	18%	15%
E	-	-	19%
F	-	-	18%
G	10%	-	-
Total	72%	41%	52%

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

International Maritime Organization

The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, the International Convention for the Safety of Life at Sea of 1974, or SOLAS Convention, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW, and the International Convention on Load Lines of 1966, or LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, the handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%).  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Ships are required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020.  Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, will become effective in 2022. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon, following incidents involving the spontaneous ignition of charcoal, come into effect in June 2022.

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

Furthermore, recent actions by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by shipowners and managers. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention entered into force in September 2008 and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention will come into effect which include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing this substance from January 1, 2023. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

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

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA.  In April 2020, the EPA and Department of the Army published the Navigable Waters Protection Rule to finalize a revised WOTUS definition, which rule became effective in June 2020. However, in light of a court order issued by the U.S. District Court for the District of Arizona on August 30, 2021, the EPA and U.S. Army Corps of Engineers are interpreting WOTUS consistent with the pre-2015 regulatory regime. In November 2021, the EPA and U.S. Army Corps of Engineers announced the signing of a proposed rule to revise the definition of WOTUS, which proposes to put back into place the pre-2015 definition.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit, or VGP, program (as discussed above) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required.  Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amended by Regulation (EU) 2016/2071 with respect to methods of calculating, inter alia, emission and consumption) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on 1 March 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5,000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting and verification of CO2 emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. The Proposals are not yet in final form and may be subject to amendment. There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector (Maritime ETS) which is due to commence in 2023 and which is to apply to all ships above a gross tonnage of 5,000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, Maritime ETS is to apply gradually over the period from 2023-2025. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. Furthermore, the proposals envisage that all maritime allowances would be auctioned and there will be no free allocation. Both proposals are currently being negotiated and final drafts are expected in the summer of 2022.

Responsible recycling and scrapping of ships is becoming an increasingly important issue for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. As the Hong Kong Convention has yet to come into force, the 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance.

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

EU Directive 2004/35/CE (as amended) regarding the prevention and remedying of environmental damage addresses liability for environmental damage (including damage to water, land, protected species and habitats) on the basis of the “polluter pays” principle. Operators whose activities caused the environmental damage are liable for the damage (subject to certain exceptions). With regard to specified activities causing environmental damage, operators are strictly liable. The directive applies where damage has already occurred and where there is an imminent threat of damage. The directive requires preventative and remedial actions, and that operators report environmental damage or an imminent threat of such damage.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy-Efficiency Design Index for new ships (while the Ship Energy-Efficiency Management Plan is mandatory for all vessels); (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.

As noted above, the 70th MEPC meeting in October 2016 adopted a mandatory data collection system (DCS) which requires ships above 5,000 gross tonnes to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarising the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tonnes calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV – which applies since 2018 – and the IMO DCS – which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on 4 February 2019 aims to align and facilitate the simultaneous implementation of the two systems however it is still not clear when the proposal will be adopted.

IMO’s MEPC 76 adopted amendments to MAPROL Annex VI that will require ships to reduce their greenhouse gas emissions. Effective November 1, 2022, the Revised MARPOL Annex VI will enter into force. The revised Annex VI includes carbon intensity measures (requirements for ships to calculate their Energy Efficiency Existing Ship Index (EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating. MEPC 76 also adopted guidelines to support implementation of the amendments.

In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the “Fit for 55” (described above) to support the climate policy agenda. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information.

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

Our coverage limit is as per the International Group’s rules, where there are standard sub-limits for oil pollution at $1 billion, passenger liability at $2 billion and seamen liabilities at $3 billion.  The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities in excess of each association’s own retention of $10.0 million up to, currently, approximately $8 billion.  As a member of P&I Associations, which are a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

Seanergy Maritime Holdings Corp. is the ultimate parent company of the following wholly-owned subsidiaries, either directly or indirectly, as of the date of this annual report:

Subsidiary	Jurisdiction of Incorporation
Seanergy Management Corp.	Republic of the Marshall Islands
Seanergy Shipmanagement Corp.	Republic of the Marshall Islands
Leader Shipping Co.	Republic of the Marshall Islands
Sea Glorius Shipping Co.	Republic of the Marshall Islands
Sea Genius Shipping Co.	Republic of the Marshall Islands
Traders Shipping Co.	Republic of the Marshall Islands
Gladiator Shipping Co.	Republic of the Marshall Islands
Premier Marine Co.	Republic of the Marshall Islands
Emperor Holding Ltd.	Republic of the Marshall Islands
Champion Marine Co.	Republic of the Marshall Islands
Fellow Shipping Co.	Republic of the Marshall Islands
Patriot Shipping Co.	Republic of the Marshall Islands
Flag Marine Co.	Republic of the Marshall Islands
World Shipping Co.	Republic of the Marshall Islands
Partner Marine Co.	Republic of the Marshall Islands
Duke Shipping Co.	Republic of the Marshall Islands
United Maritime Corporation	Republic of the Marshall Islands
Squire Ocean Navigation Co.	Republic of Liberia
Lord Ocean Navigation Co.	Republic of Liberia
Knight Ocean Navigation Co.	Republic of Liberia
Good Ocean Navigation Co.	Republic of Liberia
Hellas Ocean Navigation Co.	Republic of Liberia
Friend Ocean Navigation Co.	Republic of Liberia
Partner Shipping Co. Limited	Malta
Pembroke Chartering Services Limited	Malta
Martinique International Corp.	British Virgin Islands
Harbour Business International Corp.	British Virgin Islands
Maritime Grace Shipping Limited	British Virgin Islands
Maritime Glory Shipping Limited	British Virgin Islands
Maritime Capital Shipping Limited	Bermuda
Maritime Capital Shipping (HK) Limited	Hong Kong

D.	Property, Plants and Equipment

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

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in case of voyage charters. As of the date of this report, all of the Company’s fleet is time chartered on long-term employment arrangements. Out of the seventeen long-term employment agreements in place as of December 31, 2021, nine were agreed during 2021 and the remaining eight between 2018 and 2020.

Critical Accounting Policies

Critical accounting policies are those that are both most important to the portrayal of the company's financial condition and results, and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. We have described below and in Item 5. Operating and Financial Review and Prospects – E. Critical Accounting Estimates our critical accounting policies, because they potentially result in material different results under different assumptions and conditions. For a description of all our significant accounting policies, see Note 2 to our annual audited financial statements included in this annual report.

Leases
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
In February 2016, the FASB issued ASU No. 2016-02 - Leases (ASC 842), and as amended, it requires lessees to recognize most leases on the balance sheet. We early adopted ASC 842, as amended from time to time, retrospectively from January 1, 2018. We also elected to apply the additional and optional transition method to new and existing leases at the adoption date as well as all the practical expedients which allowed our existing lease arrangements, in which we were a lessee or lessor, classified as operating leases under ASC 840 to continue to be classified as operating leases under ASC 842. We concluded that the criteria for not separating lease and non-lease components of its time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. In this respect, we account for the combined component as an operating lease in accordance with ASC 842. We recognize income from lease payments over the lease term on a straight line basis. We assessed our new time charter contracts at the adoption date under the new guidance and concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. We recognize income for variable lease payments in the period when changes in facts and circumstances on which the variable lease payments occur. Rental income on our time charterers is mostly calculated at an index linked rate based on the five T/C routes rate of the Baltic Capesize Index.

Results of Operations

Year ended December 31, 2021 as compared to year ended December 31, 2020

(In thousands of U.S. Dollars, except for share and per share data)	Year ended December 31,		Change
	2021	2020	Amount	%
Revenues:
Vessel revenue, net	153,108	63,345	89,763	142%

Expenses:
Voyage expenses	(16,469)	(18,567)	2,098	(11)%
Vessel operating expenses	(36,332)	(22,347)	(13,985)	63%
Management fees	(1,435)	(1,052)	(383)	36%
General and administration expenses	(13,739)	(6,607)	(7,132)	108%
Depreciation and amortization	(19,944)	(15,040)	(4,904)	33%
Gain on sale of vessel, net	697	-	697	-
Gain on forward freight agreements, net	24	-	24	-
Operating (loss) / income	65,910	(268)	66,178
Other income / (expenses), net:
Interest and finance costs	(17,779)	(23,425)	5,646	(24)%
Loss on extinguishment of debt	(6,863)	-	(6,863)	-
Gain on debt refinancing	-	5,144	(5,144)	(100)%
Other, net	80	193	(113)	(59)%
Total other expenses, net:	(24,562)	(18,088)	(6,474)	36%
Net income / (loss) before income taxes	41,348	(18,356)	59,704	(325)%
Income taxes	-	-	-	-
Net income / (loss)	41,348	(18,356)	59,704	(325)%

Net income / (loss) per common share,
Basic	0.27	(0.55)
Diluted	0.25	(0.55)
Weighted average number of common shares outstanding
Basic	153,321,907	33,436,278
Diluted	191,337,521	33,436,278

Vessel Revenue, Net – The increase was attributable to both the increase in operating days and the increase in prevailing charter rates. We had 4,987 operating days in 2021, as compared to 3,747 operating days in 2020. We acquired seven vessels within 2021 and sold one of our vessels in the third quarter of 2021. The operating days in 2021 were affected by 153 off-hire and repair days compared to 61 days during 2020. The TCE rate increased by 129% in 2021 to $27,399, as compared to $11,950 in 2020. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Voyage Expenses – The decrease was primarily attributable to increased days that our vessels were chartered under time charter arrangements in 2021 (i.e. 85% of the operating days), since under these agreements, voyage expenses are borne by the charterer, additionally the vessel sold in the third quarter was operating in the spot market. We had 4,987 operating days in 2021 as compared to 3,747 operating days in 2020 and 4,231 and 2,445 days under time-charter employment in the respective years.

Vessel Operating Expenses - The increase was primarily attributable to an increase in ownership days due to the acquisition of seven vessels in 2021 and their incurred pre-delivery costs. Additionally, crew expenses and spares forwarding costs increased due to COVID-19 pandemic. In addition, we incurred additional insurance expenses due to supplementary (retrospective) calls and premiums by our protection and indemnity associations, which are outside our control. Lastly, we incurred additional tonnage tax charges related to the vessels that were transitioned to our in-house management platforms and therefore were subject to Greek tonnage tax. We had 5,140 ownership days in 2021 as compared to 3,807 ownership days in 2020.

Management Fees - The increase was attributable to an increase in ownership days. We had 5,140 ownership days in 2021 as compared to 3,807 ownership days in 2020.

General and Administration Expenses – The increase is mainly attributable to an increase in staff costs, as the total number of support staff at the end of 2021 were 47 compared to 35 at the end of 2020. Stock based compensation amounted to $4.9 million in 2021 compared to $0.8 million in 2020.

Depreciation and Amortization – For the year ended December 31, 2021, depreciation and amortization expense increased to $19.9 million from $15.0 million in 2020 mainly due to the increase in the average number of vessels, as we added seven vessels to our fleet in 2021 and sold one vessel during the year.

Gain on sale of vessel, net – The gain in the year ended December 31, 2021, is attributable to the sale of the Leadership.

Gain on forward freight agreements – The gain in the year ended December 31, 2021, is attributable to the net realized gains of our positions on the forward freight agreements entered within the year.

Interest and Finance Costs – This decrease is primarily attributable to the decline in the average interest rate on our outstanding indebtedness, mainly driven by the refinancing or the prepayment of certain of our debt agreements and interest bearing securities. The weighted average interest rate on our outstanding debt and convertible notes for the years ended 2021 and 2020 was approximately 4.81% and 6.09%, respectively.

Loss on extinguishment of debt – The loss in the year ended December 31, 2021, is attributable to the write-off of unamortized deferred finance costs and debt discounts upon the settlement of certain borrowing facilities, as follows: $0.4 million related to the Geniuship tranche of the July 2020 Entrust Loan Facility, $0.1 million related to the First JDH Loan, $0.1 million related to the Fourth JDH Loan and $6.2 million related to the Third JDH Note.

Gain on debt refinancing – The gain in the year ended December 31, 2020, is attributable to the settlement agreement entered into with Hamburg Commercial Bank AG on June 26, 2020.

Please see Item 5.A of our Form 20-F filed with the SEC on March 31, 2021 for a discussion of the year-to-year comparison between 2020 and 2019.

B.	Liquidity and Capital Resources

Our principal source of funds have been our operating cash inflows, long-term borrowings from banks, and equity provided by the capital markets and JDH. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on our outstanding debt obligations.

Our funding and treasury activities are conducted in accordance with corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short- and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

As of December 31, 2021, we had cash and cash equivalents of $41.5 million, as compared to $21.0 million as of December 31, 2020.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2021, we had a working capital deficit of $40.9 million as compared to a working capital deficit of $0.2 million as of December 31, 2020. The deficit is primarily due to two of our loan facilities which mature in 2022: (i) $27.2 million under the UniCredit Bank Loan Facility and (ii) $15.1 million under the February 2019 ATB Loan Facility, which was repaid in full on February 28, 2022. The vessel which was previously financed by the February 2019 ATB Loan Facility was subsequently financed by the Chugoku Sale and Leaseback agreement.

As of December 31, 2021, we had outstanding borrowings of $239.7 million (including long-term debt and other financial liabilities and convertible note) as compared to $212.0 million as of December 31, 2020.

In February 2021, we sold 44,150,000 common shares pursuant to a registered direct offering at a price of $1.70 per common share, in exchange for gross proceeds of $75.1 million, or net proceeds of approximately $70.0 million.

As of March 10, 2022, we had outstanding borrowings of $229.7 million (including long-term debt and other financial liabilities and convertible note), which includes the UniCredit Loan Facility maturing in December 2022. Our primary known and estimated liquidity needs for 2022 include obligations related to scheduled principal payments of outstanding borrowings and respective interest expenses payments and estimated drydocking expenditures. Our cash flow projections indicate that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements' issuance. Additional information on our annual scheduled obligations under our long-term debt and other financial liabilities are described in “Loan Arrangements” below and in Note 6 (“Long-Term Debt and Other Financial Liabilities”) and Note 7 (“Convertible Notes”) of our consolidated financial statements included in Item 18 of this Annual Report. Generally, we expect that, in addition to the cash generated from our operations, our long-term funding sources will include bank borrowings, lease financings and the issuance of debt and equity securities.

Cash Flows

(In thousands of US Dollars)	Year ended December 31,
	2021	2020	2019
Cash Flow Data:
Net cash provided by / (used in) operating activities	80,760	(9,735)	13,108
Net cash used in investing activities	(184,620)	(21,864)	(12,349)
Net cash provided by / (used in) financing activities	127,435	39,096	(6,351)

Year ended December 31, 2021, as compared to year ended December 31, 2020

Operating Activities:  Net cash provided by operating activities amounted to $80.8 million in 2021. The increase compared to 2020 is primarily attributable to the increase in our operating income following the improved market conditions that prevailed in 2021 compared to 2020. Net cash provided by operating activities in 2021 consisted of net income after non-cash items of $79.8 million, an adjustment of $0.7 million from gain on the sale of a vessel plus an increase in working capital of $1.7 million. Net cash used in operating activities amounted to $9.7 million in 2020, consisting of net loss after non-cash items of $0.6 million, an adjustment of $1.0 million of restructuring expenses plus a decrease in working capital of $10.1 million.

Investing Activities: The 2021 cash outflow resulted from $197.2 million for the purchase of seven vessels, which was offset by $12.6 million from the proceeds from the sale of one vessel. The 2020 cash outflow resulted mainly from the acquisition of MV Goodship and from the completion of installation of exhaust gas cleaning systems, or scrubbers, on one of our vessels.

Financing Activities: The 2021 cash inflow resulted mainly from: proceeds from issuance of common stock and warrants, net of underwriters' fees and commissions, of $98.3 million, proceeds of $180.3 million from secured long-term debt and proceeds of $0.3 million obtained the issuance of preferred stock. The 2021 cash inflow was offset by total debt repayments of $132.1 million, $14.0 million repayments of convertible notes, $1.7 million for common stock repurchases, $1 million for warrants repurchases and $2.7 million financing and stock issuance fees payments. The 2020 cash inflow resulted mainly from: proceeds from issuance of common stock and warrants, net of underwriters' fees and commissions, of $73.8 million and proceeds of $22.5 million obtained from the New Entrust Loan Facility. The 2020 cash inflow was offset by total debt repayments of $53.5 million and $3.7 million financing and stock issuance fees payments.

Please see Item 5.A of our Form 20-F filed with the SEC on March 31, 2021 for a discussion of the year-to-year comparison between 2020 and 2019.

Loan Arrangements

Senior Facilities

New Financing Activities during the year ended December 31, 2021

Aegean Baltic Bank S.A. (“ABB”) / ABB Loan Facility

On April 22, 2021, we entered into a $15.5 million secured loan facility with ABB. The loan is divided in two tranches of $7.5 million (“Tranche A”) and $8.0 million (“Tranche B”) to partly finance the acquisition cost of the Goodship and Tradership, respectively. Each tranche bears interest at LIBOR plus a margin 4.0% and is repayable in eighteen consecutive quarterly installments of $0.2 million each, commencing three months after the drawdown of each tranche, with a final balloon payment of $3.9 million due on October 26, 2025, for Tranche A and $4.4 million due on December 14, 2025, for Tranche B. The borrowers under the facility are the two applicable vessel-owning subsidiaries. The facility is secured, amongst others, by a first priority mortgage over each of the vessels and a guarantee by the company. The Company is required to maintain a corporate leverage ratio, as defined in the loan agreement, that will not be higher than 85% until the maturity. In addition, the borrowers shall ensure that the market value of the vessels plus any additional security shall not be less than 130% of the total facility outstanding.

As of December 31, 2021, $14.7 million was outstanding under the facility.

May 2021 Alpha Bank Loan Facility

On May 20, 2021, we entered into a $37.5 million secured loan facility with Alpha Bank S.A. for the purpose of (i) refinancing the outstanding indebtedness of the Leadership and Squireship and (ii) partly finance the previously unencumbered Lordship. The facility bore interest at LIBOR plus a margin of 3.5% and was repayable in sixteen consecutive quarterly installments, the first four installments being $1.5 million each, the next four installments being $1.3 million each and the next eight quarterly installments being $0.9 million each, with an interim balloon payment of $4.5 million concurrently with the eighth installment and a final balloon payment of $15.0 million due on May 21, 2025. The earliest maturity date of the facility could be on December 31, 2024 and the final balloon payment on such date would have been $16.7 million. The facility was secured, amongst others, by a first preferred mortgage over each of the vessels and a guarantee by the Company.  In addition, the borrowers had to ensure that the market value of the vessels plus any additional security would not be less than 125% of the total facility outstanding.

On August 11, 2021, the facility was refinanced in full by the August 2021 Alpha Bank Facility.

August 2021 Alpha Bank Loan Facility

On August 9, 2021, we entered into a $44.1 million secured loan facility with Alpha Bank S.A. for (i) refinancing of the May 2021 Alpha Bank Loan Facility and (ii) financing of the previously unencumbered Friendship, effectively replacing the Leadership with the Friendship in the security structure and increasing the loan amount. The August 2021 Alpha Bank Loan Facility is divided in two tranches, which were fully drawn on August 11, 2021: the first tranche of $31.1 million was used to partly refinance the outstanding indebtedness over the Squireship and the Lordship and the second tranche of $13.0 million was used to partly finance the acquisition cost of the Friendship. The first tranche bears interest at LIBOR plus a margin of 3.5% and is repayable by four quarterly installments of $1.3 million each, followed by four quarterly installments of $1.0 million each, followed by eight quarterly installments of $0.9 million each and a final balloon payment of $15.0 million due on May 21, 2025. The second tranche bears interest at LIBOR plus a margin of 3.25% and is repayable by installment four quarterly installments $0.7 million each, followed by twelve quarterly installments of $0.4 million each and a final balloon payment of $5.7 million due on August 11, 2025. The facility is secured by, amongst others, a first preferred mortgage over each of the relevant vessels and a guarantee by the Company. In addition, the borrowers shall ensure that the market value of the vessels plus any additional security shall not be less than 125% of the total facility outstanding.

As of December 31, 2021, $40.9 million was outstanding under the facility.

Piraeus Bank Loan Facility

On November 12, 2021 we entered into a $16.9 million secured loan facility with Piraeus Bank S.A. for the purpose of partially financing the acquisition of the Worldship. The facility bears interest at LIBOR plus a margin of 3.05% and is repayable in four quarterly installments of $1.0 million, followed by two quarterly installments of $0.8 million, followed by fourteen quarterly installments of $0.4 million each and a balloon installment of $6.1 million due on November 12, 2026. The facility is secured by, amongst others, a first preferred mortgage on the Worldship and a corporate guarantee by the Company. The Company is required to maintain a corporate leverage ratio (as defined therein) that will not be higher than 85% until the maturity. In addition, the borrower shall ensure that the market value of the vessel plus any additional security shall not be less than 130% of the total facility outstanding. The margin of the Piraeus Bank Loan Facility is also subject to a sustainability pricing adjustment, whereby it may be decreased to 2.95% if the Worldship meets certain emission reduction targets during the term of the facility.

As of December 31, 2021, $16.9 million was outstanding under the facility.

Sinopac Loan Facility

On December 20, 2021 we entered into a $15.0 million secured loan facility with Sinopac Capital International (HK) Limited for the purpose of refinancing the outstanding indebtedness of the Geniuship. The facility bears interest at LIBOR plus a margin of 3.5% and is repayable by four quarterly installments of $0.5 million, followed by sixteen quarterly installments of $0.4 million and a balloon installment of $6.7 million due on December 20, 2026. The facility is secured by, amongst others, a first preferred mortgage over the Geniuship and a guarantee by the Company. In addition, the borrower shall ensure that the market value of the vessel plus any additional security shall not be less than 130% of the total facility outstanding.

As of December 31, 2021, $15.0 million was outstanding under the facility.

Pre - Existing Loan Facilities

UniCredit Bank Loan Facility

On September 11, 2015, we entered into a $52.7 million secured loan facility with UniCredit Bank AG to partly finance the acquisition of the Premiership, the Gladiatorship and the Guardianship, referred to as the UniCredit Bank Loan Facility. On November 22, 2018, we entered into an amendment and restatement of the UniCredit Bank Loan Facility, following the sale of the Gladiatorship and the Guardianship and the financing of the Fellowship as replacement collateral. Following the supplemental agreement entered into on February 8, 2021, the facility has an expiry date on December 29, 2022 and amortizes through six consecutive quarterly repayments of $1.2 million each, followed by a balloon installment of $22.4 million on the maturity date. The applicable interest rate is LIBOR plus a margin of 3.5% per annum. The facility is secured by, amongst others, first preferred mortgages over the Premiership and the Fellowship and a guarantee by the Company.

As of December 31, 2021, $27.2 million was outstanding under the UniCredit Bank Loan Facility.

February 2019 ATB Loan Facility

On February 13, 2019, we entered into a $20.9 million secured loan facility with ATB in order (i) to refinance the existing indebtedness over the Partnership under a previous loan facility provided by the same lender and (ii) for general working capital purposes, and more specifically, for the financing of installation of open loop scrubber systems on the Squireship and the Premiership. We refer to this facility as the February 2019 ATB Loan Facility. The borrower under the February 2019 ATB Loan Facility is the vessel-owning subsidiary of the Partnership. The facility, as amended and/or supplemented from time to time, bears interest of LIBOR plus a margin of 4.65% and was divided in Tranche A relating to the refinancing of the Partnership and Tranches B and C for the working capital purposes discussed above, respectively. Tranche A was repayable in six consecutive quarterly installments of $0.2 million each and a balloon payment of $13.2 million on November 26, 2022. Tranche B and C was repayable in five consecutive quarterly installments of $0.2 million with the last one falling due on August 26, 2022.  The Company was required to maintain a corporate leverage ratio (as defined therein), that would not be higher than 85% until the maturity. Following the supplemental agreement entered into on February 12, 2021, the borrower would ensure that the minimum required security cover (as defined therein) was 140% until June 30, 2021 (inclusive), 145% from July 1, 2021 until December 31, 2021 (inclusive) and 150% thereafter and until the maturity of the loan. The February 2019 ATB Loan Facility was secured by, amongst others, a first priority mortgage over the Partnership and a guarantee by the Company.  As of December 31, 2021, $15.1 million was outstanding under the facility.

On February 28, 2022, the outstanding amount of $15.1 million was repaid in full.

July 2020 Entrust Facility

On July 15, 2020, we entered into a $22.5 million secured loan facility with Lucid Agency Services Limited and Lucid Trustee Services Limited as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders (the “July 2020 Entrust Facility”), for the purpose of partly refinancing the settlement amount of $23.5 million under the HCOB Loan Facility discussed below. The borrowers under the July 2020 Entrust Facility were the Company’s applicable vessel-owning subsidiaries and the facility is guaranteed by the Company. The July 2020 Entrust Facility was made available in two tranches, which were fully drawn on July 16, 2020: the first tranche of $6.5 million was used to partly refinance the outstanding indebtedness over the Gloriuship and the second tranche of $16.0 million was used to partly refinance the outstanding indebtedness over the Geniuship. On December 20, 2021, the second tranche was refinanced by the Sinopac Loan Facility secured by the Geniuship as described above. The July 2020 Entrust Facility matures on July 16, 2025 and is secured by, amongst others, a first priority mortgage over the Gloriuship and a guarantee by the Company. The July 2020 Entrust Facility bears fixed interest rate of 10.5% per annum while, following the prepayment of the second tranche, principal obligation amortizes through an instalment of $0.2 million and 14 consecutive quarterly instalments of $0.4 million each, followed by a balloon repayment of $0.4 million due at maturity. Moreover, the July 2020 Entrust Facility provides that: (i) the security cover percentage requirement (as defined therein) is required to be equal to 110% for the first 18 months following drawdown, 115% for months 19 – 24 following drawdown, 120% for months 25 – 36 following drawdown and 130% at all times thereafter until maturity, (ii) minimum liquidity of $0.3 million for the first three months following drawdown of the facility and $0.4 million at all times thereafter, as long as the Gloriuship is not subject to a time-charter exceeding 12 months in duration, shall be maintained in the borrower’s earnings account.

As of December 31, 2021, $5.5 million was outstanding under the July 2020 Entrust Facility.

Certain of our loan facilities discussed above are secured by general assignments covering the respective vessels’ earnings, charter parties, insurances and requisition compensation; account pledge agreements covering the vessels’ earnings accounts; specific charterparty assignments, usually for charterparties exceeding twelve months in duration; technical and commercial managers’ undertakings; pledge agreements covering the shares of the applicable vessel-owning subsidiaries; and hedging assignment agreements.

Loan Facilities repaid during the years ended December 31, 2020 and December 31, 2021

Leader Alpha Bank Loan Facility

On March 6, 2015, we entered into a $8.8 million secured loan facility with Alpha Bank S.A. to partly finance the acquisition of the Leadership, referred to as the Leader Alpha Bank Loan Facility. The facility, as amended and/or supplemented from time to time, was expiring on December 31, 2022, with repayments of $0.3 million per quarter followed by a balloon installment of $2.3 million on the maturity date. The interest rate of the facility was equal to LIBOR plus a margin of 3.75%. The Leader Alpha Bank Loan Facility, among others, was secured by a first preferred mortgage over the Leadership and guarantee by the Company.

On May 20, 2021, the facility was refinanced in full by the May 2021 Alpha Bank Loan Facility.

Hamburg Commercial Bank AG (formerly HSH Nordbank AG) Loan Facility/Settlement Agreement

On September 1, 2015, we entered into a $44.4 million secured loan facility with Hamburg Commercial Bank AG (formerly HSH Nordbank AG), referred to as the HCOB Loan Facility. The facility, as amended and/or supplemented from time to time, was expiring on June 30, 2020, with quarterly repayments followed by a balloon installment on the maturity date. The interest rate of the facility was equal to LIBOR plus a margin of 3.75%. The HCOB Loan Facility, among others, was secured by a first preferred mortgages over the Geniuship and Gloriuship and guarantee by the Company.

On June 26, 2020, we entered into a settlement agreement with HCOB. Pursuant to the terms of the settlement agreement, the Company, in order to fully settle its obligations under the subject facility was required to pay a total amount of $23.5 million out of the then outstanding amount of the loan agreement of $29.1 million until July 31, 2020. On July 17, 2020, the Company settled the full amount of the HCOB Facility through a $23.5 million payment with the funds obtained from the proceeds of a new loan facility and cash on hand, following which all securities created in favor of HCOB were irrevocably and unconditionally released. As a result, the Company recognized a gain of $5.1 million.

Squire Alpha Bank Loan Facility

On November 4, 2015, we entered into a $33.8 million secured loan facility with Alpha Bank S.A. to partly finance the acquisition of the Squireship, referred to as the Squire Alpha Bank Loan Facility. The facility, as amended and/or supplemented from time to time, was expiring on December 31, 2022, with quarterly repayments followed by a balloon installment of $15.0 million on the maturity date. The interest rate of the facility was equal to LIBOR plus a margin of 3.50%. The Squire Alpha Bank Loan Facility, among others, was secured by a first preferred mortgage over the Squireship, a guarantee by Leader Shipping Co., being the vessel-owning subsidiary of the Leadership, a second preferred mortgage over the Leadership, and a guarantee by the Company.

On May 20, 2021, the facility was refinanced in full by the May 2021 Alpha Bank Loan Facility.

Entrust Loan Facility

On June 11, 2018, we entered into a $24.5 million secured loan agreement with certain Blue Ocean maritime lending funds managed by EnTrustPermal. The facility was expiring on June 13, 2023, or on June 13, 2025, subject to certain conditions with a balloon installment of $15.3 million or $9.5 million due at maturity, assuming a maturity date in June 2023 or in June 2025, respectively. The weighted average all-in interest rate was equal to 11.4% or 11.2% assuming a maturity date in June 2023 or in June 2025, respectively. The Entrust Loan Facility was secured, among others, by a first priority mortgage over the Lordship and a guarantee by the Company.

On March 5, 2021, the outstanding balance of $21.6 million of the Entrust Loan Facility was prepaid in full with cash on hand and all underlying securities were discharged.

Subordinated & Other Loan Facilities

First JDH Loan Facility

On October 4, 2016, we entered into a $4.2 million loan facility with JDH to finance the initial deposits for the Lordship and the Knightship.  The facility was amended and supplemented on several occasions and along with the other facilities and convertible notes between the Company and JDH, was subject to comprehensive amendments that became effective on December 31, 2020 and the key applicable terms are described below. Following the amendments, the applicable interest rate was amended to a fixed rate of 5.5% per annum and the outstanding balance at that time was $5.9 million.

Through two separate payments made on February 11, 2021 and February 22, 2021, the outstanding balance of $5.9 million of the First JDH Loan Facility was prepaid in full and all securities created in favor of JDH were also irrevocably and unconditionally released pursuant to a deed of release.

Second JDH Loan Facility

On May 24, 2017, we entered into an up to $16.2 million loan facility with JDH to partially finance the acquisition of the Partnership. The facility was amended and supplemented on several occasions and along with the other facilities and convertible notes between the Company and JDH, was subject to comprehensive amendments that became effective on December 31, 2020 and the key applicable terms are described below.  Following the amendments and relevant prepayments, the applicable interest rate was amended to a fixed rate of 5.5% per annum and the outstanding balance at that time was $5.0 million. On February 22, 2021, the Second JDH Loan Facility was prepaid by $100,000 by proceeds from the Company’s capital raising activities as provided for in the amendment agreement. On April 26, 2021, JDH exercised its option to purchase 4,285,714 additional Units (with each unit consisting of one common share of the Company, or, at JDH’s option, one pre-funded warrant in lieu of such common share, and one warrant to purchase one common share at an exercise price of $0.70) at a price of $0.70 per Unit in exchange for the settlement of principal under the Second JDH Loan in an amount of $3.0 million (i.e., an amount equal to the aggregate purchase price of the units).

As of December 31, 2021, $1.9 million was outstanding under the Second JDH Loan Facility. On February 28, 2022, the outstanding balance of $1.9 million of the Second JDH Loan Facility was prepaid in full and all securities created in favor of JDH were also irrevocably and unconditionally released pursuant to a deed of release.

Fourth JDH Loan Facility

On March 26, 2019, we entered into a $7.0 million loan facility with JDH, the proceeds of which were utilized (i) to refinance the $2.0 million outstanding under the Third JDH Loan Facility and (ii) for general corporate purposes. The facility was amended and supplemented on various occasions and along with the other facilities and convertible notes between the Company and JDH, was subject to comprehensive amendments that became effective on December 31, 2020 and the key applicable terms are described below.  Following the amendments, the applicable interest rate was amended to a fixed rate of 5.5% per annum and the outstanding balance at that time was $6.0 million.  Through two separate payments made on February 11, 2021 and February 22, 2021, the outstanding balance of $6.0 million of the Fourth JDH Loan Facility was prepaid in full.

Other Financial Liabilities: Sale and Leaseback Transactions

New Sale and Leaseback Activities during the year ended December 31, 2021

Flagship Cargill Sale and Leaseback

On May 11, 2021, we entered into a $20.5 million sale and leaseback agreement with Cargill to partly finance the acquisition of the Flagship. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The implied average applicable interest rate is equivalent to 2% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of such period it has a purchase obligation at $10.0 million. Additionally, at the time of repurchase, if the market value of the vessel exceeds certain threshold prices, as set out in the agreement, the Company will pay to Cargill 15% of the difference between the market price and such threshold prices. The charterhire principal will be amortized in sixty monthly installments averaging approximately $0.2 million each along with a balloon payment of $10.0 million at maturity on May 10, 2026.

The charterhire principal, as of December 31, 2021, was $19.3 million.

CMBFL Sale and Leaseback

On June 22, 2021, we entered into a $30.9 million sale and leaseback agreement with CMBFL to partly finance the acquisition of the Hellasship and Patriotship. The Company sold and chartered back the vessels from two affiliates of CMBFL on a bareboat basis for a five-year period. The financings bear interest of LIBOR plus a margin of 3.5%. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 85% until the maturity. Each of bareboat charterers are required to maintain a value maintenance ratio (as defined therein) of at least 120% of the charterhire principal. The Company has continuous options to buy back the Hellasship and Patriotship at any time following the second anniversary until the maturity of the bareboat charter at predetermined prices as defined in the agreement. The charterhire principal amortizes in twenty consecutive equal quarterly installments of $0.8 million along with a balloon payment of $15.3 million due on June 28, 2026.

The charterhire principal, as of December 31, 2021, was $29.3 million.

Existing Sale and Leaseback Activities

Hanchen Sale and Leaseback

On June 28, 2018, we entered into a $26.5 million sale and leaseback agreement for the Knightship with Hanchen Limited (“Hanchen”), an affiliate of AVIC International Leasing Co., Ltd. The Company’s sold and chartered back the vessel on a bareboat basis for an eight-year period, having a purchase obligation at the end of the eighth year. The charterhire principal bears interest at LIBOR plus a margin of 4%. The Company has continuous options to buy back the Knightship at any time following the second anniversary of the bareboat charter. Of the $26.5 million purchase price, $18.6 million were cash proceeds, $6.6 million were withheld by Hanchen as an upfront charterhire, and an amount of $1.3 million was paid by the Charterer to Hanchen as security of the due observance and performance by the Charterer of its obligations and undertakings as per the sale and leaseback agreement, or the Charterer’s Deposit. The Charterer’s Deposit can be set off against the balloon payment at maturity. The Charterer is required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120% of the charterhire principal minus the amount of the Charterer’s Deposit. The Company has continuous options to buy back the Knightship at any time following the second anniversary of the bareboat charter and a purchase obligation of $5.3 million at the end of the leaseback period. The charterhire principal amortizes through thirty-two consecutive equal quarterly installments of approximately $0.5 million along with a balloon payment of $5.3 million due on June 29, 2026.

The charterhire principal, as of December 31, 2021, was $13.5 million.

Championship Cargill Sale and Leaseback

On November 7, 2018, we entered into a $23.5 million sale and leaseback agreement for the Championship with Cargill. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The cost of the financing is equivalent to an expected fixed interest rate of 4.71% for five years. The Company is required to maintain an amount of $1.6 million from the $23.5 million proceeds as a performance guarantee, which amount of $1.6 million will be used at the vessel’s repurchase. Moreover, under the subject sale and leaseback agreement, an additional tranche was provided to the Company for an amount of up to $2.8 million for the purpose of financing the cost associated with the acquisition and installation on board the Championship of an open loop scrubber system. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at the end of which it has a purchase obligation at $14.1 million. Additionally, at the time of repurchase, if the market value of the vessel is greater than certain threshold prices (as set out in the agreement), the Company will pay to Cargill 20% of the difference between the market price and such threshold price. The charterhire principal will be amortized in sixty monthly installments averaging approximately $0.2 million each along with a balloon payment of $14.1 million, including the additional scrubber tranche, at maturity on November 7, 2023.

The charterhire principal, as of December 31, 2021, was $19.2 million including the additional scrubber tranche.

 New Sale and Leaseback Activities initiated after December 31, 2021

Chugoku Sale and Leaseback

On February 25, 2022 the Company entered into a $21.3 million sale and leaseback agreement with Chugoku to refinance the loan facilities secured by the Partnership. The Company sold and chartered back the vessel from Chugoku on a bareboat basis for an eight-year period starting from March 9, 2022. The financing’s applicable interest rate is SOFR + 2.90% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel. The Company is required to maintain a minimum market value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in thirty-two consecutive quarterly installments averaging approximately $0.6 million along with a balloon payment of $2.4 million at the expiry of the bareboat charter.

Certain of the Company’s sale and leaseback agreements discussed above are secured by a guarantee from the Company; general assignments covering the respective vessels’ earnings, insurances and requisition compensation; account pledge agreements; technical and commercial managers’ undertakings and pledge agreements covering the shares of the applicable bareboat charterer subsidiary.

Convertible Notes

First JDH Note

On March 12, 2015, we issued a $4.0 million convertible note to JDH, or the First JDH Note. As amended, the applicable interest rate was at a fixed rate of 5.5% per annum and the outstanding balance at the time of the JDH Transactions (mentioned below) was $3.8 million. The First JDH Note was secured by a guarantee from the Company’s wholly owned subsidiary, Emperor Holding Ltd., or Emperor. On December 10, 2021, the First JDH Note was prepaid in full. In particular, following the exercise of JDH’s option, $3.6 million was repaid in October 2021 in common shares at a conversion price of $1.20 per share and $0.2 million was repaid in cash on December 10, 2021. The securities granted in favor of JDH were also irrevocably and unconditionally released.

 Second JDH Note

On September 7, 2015, we issued an up to $6.8 million, revolving convertible note to JDH, or the Second JDH Note. As amended to date, the applicable interest rate was at a fixed rate of 5.5% per annum and the outstanding balance at the time of the JDH Transactions (mentioned below) was $21.2 million. Emperor has provided a guarantee, dated September 27, 2017, to JDH for the Company’s obligations under the Second JDH Note.

As of December 31, 2021, $21.2 million was outstanding under the Second JDH Note.

On January 26, 2022 and on March 10, 2022 the Company made two voluntary cash prepayments of $5.0 million each, reducing the outstanding amount of the Second JDH Note to $11.2 million.

We may by giving a five business days prior written notice to JDH at any time, prepay the whole or any part of the Second JDH Note in cash or, subject to JDH’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note being prepaid divided by the agreed price per share. At JDH’s option, our obligation to repay the principal amount(s) under the Second JDH Note or any part thereof may be paid in common shares at a conversion price of $1.20 per share. JDH also has received customary registration rights with respect to any shares to be received upon conversion of the Second JDH Note.

Third JDH Note

On September 27, 2017, we issued a $13.8 million convertible note to JDH, or the Third JDH Note. As amended, the applicable interest rate was at a fixed rate of 5.5% per annum and the outstanding balance at the time of the JDH Transactions (mentioned below) was $13.8 million. The Third JDH Note was secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and guarantees from Emperor and from the vessel-owning subsidiary of the Partnership. On December 10, 2021, the outstanding balance of $13.8 million of the Third JDH Note was prepaid in full in cash and all securities provided in favor of JDH were also irrevocably and unconditionally released.

JDH Transactions

Securities Purchase Agreement

On December 30, 2020, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with JDH which sets forth the terms of the amendments agreed for the First JDH Loan Facility, Second JDH Loan Facility, Fourth JDH Loan Facility (together, the “JDH Loan Facilities”), First JDH Note, Second JDH Note and Third JDH Note (together, the “JDH Notes”).

Pursuant to the Securities Purchase Agreement:

•	The Company prepaid $6.5 million of the principal amount of the Second JDH Loan Facility on December 31, 2020.

•
In exchange for the settlement of all accrued and unpaid interest under the JDH Loan Facilities and JDH Notes through December 31, 2020 in an aggregate amount of $4.3 million and an amendment fee of $1.2 million, the Company issued, on January 8, 2021, 7,986,913 units (“Units”) at a price of $0.70 per Unit, with each Unit consisting of one common share of the Company (or, at JDH’s option, one pre-funded warrant in lieu of such common share) and one warrant to purchase one common share at an exercise price of $0.70.

•
The Company granted JDH an option, exercisable only once until 45 days after the effectiveness of the resale registration statement described below, to purchase up to 4,285,714 additional Units at a price of $0.70 per Unit in exchange for the forgiveness of principal under the Second JDH Loan Facility in an amount equal to the aggregate purchase price of the Units. On April 26, 2021, JDH exercised this option to purchase 4,285,714 additional Units at a price of $0.70 per Unit in exchange for the settlement of principal under the Second JDH Loan in an amount of $3.0 million.

•
The Company granted JDH customary registration rights covering common shares issuable pursuant to the Securities Purchase Agreement as well as common shares underlying the JDH Notes. The registration statement covering the resale of these common shares was filed on February 19, 2021.

•
The Company and JDH agreed to amend the terms of each of the JDH Loan Facilities and JDH Notes pursuant to the omnibus supplemental agreements described below, including to extend the maturity date to December 31, 2024, to reduce the annual interest rate to 5.5% and to amend the conversion price under the JDH Notes to $1.20 per common share.

•
JDH agreed to a standstill undertaking, applicable for at least as long as the common shares are listed on Nasdaq, precluding any acquisition of the common shares, including through the exercise of warrants or the conversion of the JDH Notes, to the extent that it would result in JDH or its affiliates beneficially owning, including controlling the voting or disposition of, more than 9.99% of the outstanding common shares after giving effect to the acquisition.

•	JDH waived any and all prior breaches and events of default under the JDH Loan Facilities and JDH Notes.

The Securities Purchase Agreement and the transactions contemplated therein were approved by an independent committee of our board of directors.

The terms of the warrant and pre-funded warrant issued as part of Units are substantially the same as those of the Class E warrants and pre-funded warrants issued in the Company’s underwritten public offering in August 2020.

Omnibus Loan Supplemental Agreement

On December 31, 2020, the Company entered into an omnibus supplemental agreement (the “Omnibus Loan Supplemental Agreement”), amending each of the JDH Loan Facilities to reflect the changes agreed with JDH in the Securities Purchase Agreement, including:

(i)	accrued and unpaid interest of an aggregate of $1.9 million through December 31, 2020 was deemed fully and finally settled;

(ii)	the interest rate payable from January 1, 2021 through the maturity date was fixed at 5.5% per annum;

(iii)	the maturity date was extended to December 31, 2024;

(iv)
the addition of cash sweep provisions whereby the Company will make prepayments semi-annually commencing the fiscal quarter ending March 31, 2021 of the greater of the Company’s cash balances in excess of $25.0 million or the revenue of the Company’s Capesize fleet attributable to a time charter equivalent rate in excess of $18,000 but not exceeding $21,000;

(v)	a mandatory prepayment on each of December 31, 2022 and December 31, 2023 of $8.0 million less any prepayments previously made under the cash sweep provisions;

(vi)	an option to apply the proceeds of any cash exercise of the warrants issued to JDH as part of Units as a prepayment;

(vii)
an amendment to the existing mandatory prepayment provisions in the First JDH Loan Facility and Fourth JDH Loan Facility such that the Company will make a mandatory prepayment of an amount equal to 25% of the net proceeds of any future public offering and any cash exercise of the Company’s outstanding Class E warrants (the prepayment obligations set forth in (iv)-(vii) above, the “Mandatory Prepayment Obligations”); and

(viii)	a cap of $12.0 million on all Mandatory Prepayment Obligations in any calendar year.

Omnibus Note Supplemental Agreement

On December 31, 2020, the Company entered into an omnibus supplemental agreement (the “Omnibus Note Supplemental Agreement”), amending each of the JDH Notes to reflect the changes agreed with JDH in the Securities Purchase Agreement, including:

(i)	accrued and unpaid interest of an aggregate of $2.4 million through December 31, 2020 was deemed fully and finally settled;

(ii)	the interest rate payable from January 1, 2021 through the maturity date was fixed at 5.5% per annum;

(iii)	the maturity date was extended to December 31, 2024;

(iv)	the conversion price was amended to $1.20 per common share;

(v)
the existing conversion provision was amended to include a beneficial ownership limitation of 9.99% of the number of the common shares outstanding immediately after giving effect to the issuance of common shares issuable upon conversion; and

(vi)
the addition of provisions analogous to the Mandatory Prepayment Obligations requiring mandatory prepayment of the JDH Notes following the full repayment of the JDH Loan Facilities, and a cap of $12.0 million on all such mandatory prepayment obligations in any calendar year.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. The widely accepted benchmark of charter market in the dry bulk industry is the Baltic Dry Index, or the BDI.

Since the start of the financial crisis in 2008 the performance of the BDI has been characterized by high volatility, as the growth in the size of the dry bulk fleet outpaced growth in vessel demand for an extended period of time.

Specifically, in the period from 2010 to 2020, the size of the fleet in terms of deadweight tons grew by an annual average of about 6.0% while the corresponding growth in demand for dry bulk carriers grew by 3.1%, resulting in a drop of about 61% in the value of the BDI over the period. In 2021, the volatility was apparent once again with the BDI registering a low of 1,303 on February 10, 2021 and a high of 5,650 on October 7, 2021. However, as the total size of the dry bulk fleet rose by about 3.6%, compared to demand growth of 3.8%, BDI increased by approximately 61%.

According to tentative projections, the total size of the dry bulk fleet is expected to rise by about 2.1% in 2022, slightly above the expected demand growth of 1.9%. At the same time the dry bulk orderbook as a percentage of the active fleet fell in 2021 to 7.3% from 10.5% in 2020, while the average figure for the period 2008-2020 was 33.3%.

Meanwhile, the geopolitical tensions in Ukraine are likely to increase further the volatility of the charter market, with the overall ton-mile demand to be affected, as cargoes exported from Ukraine and Russia will need to be substituted by cargoes from different sources.

As 88% of our fleet is based on index-linked charter contracts, while only two vessels have fixed rate agreements, we will be exposed to any near-term volatility in the charter market. We believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” for more information).

Since its outbreak in late 2019, the COVID-19 pandemic has caused severe global disruptions and may continue to negatively impact the economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. The recent reopening of the global economy and consequent increased demand across key dry bulk commodities has positively affected our revenues. However, there is still high uncertainty on how the pandemic will evolve, with new variants emerging, forcing governments in affected countries to impose travel bans, quarantines and other emergency public health measures depending on the severity of the situation on each case. An increase in the severity or duration or a resurgence of the Covid-19 pandemic and any significant disruption of wide-scale vaccine distribution could have an adverse impact on the Company’s business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets and the fair values of the Company’s vessels.

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

	Year Ended December 31,
Fleet Data:	2021	2020	2019

Ownership days	5,140	3,807	3,650
Available days(1)	5,040	3,755	3,417
Operating days(2)	4,987	3,747	3,393
Fleet utilization	97.0%	98.4%	93%

Average Daily Results:
TCE rate(3)	$27,399	$11,950	$14,694
Daily Vessel Operating Expenses(4)	$6,211	$5,709	$5,172

(1)
During the year ended December 31, 2021, we incurred 100 off-hire days for four scheduled dry-dockings. During the year ended December 31, 2020, we incurred 52 off-hire days for a scheduled dry-docking and scrubber installation on one of our vessels.

(2)
During the year ended December 31, 2021, we incurred 53 off-hire days due to unforeseen circumstances. During the year ended December 31, 2020, we incurred 8 off-hire days due to unforeseen circumstances.

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

	Year Ended December 31,
(In thousands of US Dollars, except operating days and TCE rate)	2021	2020	2019

Net revenues from vessels	$153,108	$63,345	$86,499
Voyage expenses	(16,469)	(18,567)	(36,641)
Time charter equivalent revenues	$136,639	$44,778	$49,858
Operating days	4,987	3,747	3,393
Daily time charter equivalent rate	$27,399	$11,950	$14,694

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

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	Year Ended December 31,
	2021	2020	2019

Vessel operating expenses	$36,332	$22,347	$18,980
Less: Pre-delivery expenses	(4,410)	(611)	(104)
Vessel operating expenses before pre-delivery expenses	31,922	21,736	18,876
Ownership days	5,140	3,807	3,650
Daily Vessel Operating Expenses	$6,211	$5,709	$5,172

Please also see “–B. Liquidity and Capital Resources.”

E.	Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting estimates are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe is our most critical accounting estimate, because it generally involves a comparatively higher degree of judgment in its application. For a description of all our significant accounting policies, see Note 2 to our annual audited financial statements included in this annual report.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolescence or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus any unamortized dry-docking costs, and cost of any equipment not yet installed, may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions we consider to be indicators of a potential impairment for our vessels.  We determine undiscounted projected operating cash flows, for each vessel and compare it to the vessel's carrying value, plus any unamortized dry-docking costs and cost of any equipment not yet installed. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than its carrying value, plus any unamortized dry-docking costs and cost of any equipment not yet installed, we impair the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the outliers) adjusted for commissions, expected off hires due to scheduled vessels' maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses, management fees and scheduled vessels' maintenance.

Our assessment concluded that no impairment loss should be recorded as of December 31, 2021 and 2020.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy. The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2021 and 2020, respectively, and (ii) which of our vessels we believe had a basic market value below their carrying value. The carrying value includes, as applicable, vessel costs, plus any unamortized deferred dry-docking costs and costs of any equipment not yet installed. This aggregate difference between the carrying value of our vessels and their market value of $5.0 million and $63.1 million, as of December 31, 2021 and 2020, respectively, represents the amount by which we believe we would have had to reduce our net income if we sold all of such vessels, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer was not under any compulsion to buy as of December 31, 2021 and 2020, respectively. For purposes of this calculation, we assumed that the vessels would be sold at a price that reflected our estimate of their charter-free market values as of December 31, 2021 and 2020, respectively.

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

Carrying Value plus any unamortized dry-docking costs and cost of any equipment not yet installed as of

Vessel	Year Built	Dwt	December 31, 2021 (in millions of U.S. dollars)		December 31, 2020 (in millions of U.S. dollars)
Patriotship	2010	181,709	25.9		-
Dukeship	2010	181,453	34.2	*	-
Worldship	2012	181,415	33.2		-
Hellasship	2012	181,325	27.8		-
Fellowship	2010	179,701	27.4		26.6	*
Championship	2011	179,238	38.1	*	37.7	*
Partnership	2012	179,213	30.8		32.1	*
Knightship	2010	178,978	21.1		22.2	*
Lordship	2010	178,838	20.9		22.1	*
Goodship	2005	177,536	13.2		11.2
Friendship	2009	176,952	24.3		-
Tradership	2006	176,925	16.5		-
Flagship	2013	176,387	27.7		-
Gloriuship	2004	171,314	12.4		13.4	*
Geniuship	2010	170,057	23.6		22.6	*
Premiership	2010	170,024	27.1		28.8	*
Squireship	2010	170,018	30.5		32.5	*
Leadership	2001	171,199	-		11.9	*
TOTAL			434.7		261.1

* Indicates dry bulk carrier vessels for which we believe, as of December 31, 2021 and 2020, respectively, the basic charter-free market value was lower than the vessel's carrying value plus any unamortized dry-docking costs and cost of any equipment not yet installed.

We refer you to the risk factor entitled “The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.”

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the years ended December 31, 2021 and 2020 also involved sensitivity analysis to the model input we believe is more important and likely to change. In particular, in terms of our estimates for the time charter equivalent for the unfixed period, we use a combination of one-year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding outliers. Although the trailing 10-year historical charter rates, excluding the outliers, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates, excluding the outliers, would not decline by more than 29% for Capesize vessels and we would not be required to recognize impairment. For the year ended December 31, 2021, indicators of impairment existed for two of our vessels as their carrying value plus any unamortized dry-docking costs and cost of any equipment not yet installed was higher than their market value. The carrying value of the two vessels plus any unamortized dry-docking costs and cost of any equipment not yet installed for which impairment indicators existed as at December 31, 2021, was $72.3 million.

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

Name	Age	Position	Director Class
Stamatios Tsantanis	50	Chairman, Chief Executive Officer & Director	A (term expires in 2022)
Stavros Gyftakis	43	Chief Financial Officer
Christina Anagnostara	51	Director*	B (term expires in 2023)
Elias Culucundis	79	Director*	A (term expires in 2022)
Dimitrios Anagnostopoulos	75	Director*	C (term expires in 2024)
Ioannis Kartsonas	50	Director*	C (term expires in 2024)

*Independent Director

Biographical information with respect to each of our directors and our executive officers is set forth below.

Stamatios Tsantanis has been a member of our board of directors and our Chief Executive Officer since October 1, 2012 and has led the Company's significant growth to a world renowned Capesize dry bulk company of more than 3 million dwt. In addition, Mr. Tsantanis has been the Chairman of our board of directors since October 1, 2013 and also served as our Interim Chief Financial Officer from November 1, 2013 until October 2, 2018. Mr. Tsantanis brings more than 24 years of experience in shipping and finance and held senior management positions in prominent private and public shipping companies and financial institutions. Prior to that, he was an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active roles in a number of major shipping corporate finance transactions in the U.S. capital markets. Mr. Tsantanis holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. He is also a member of the board of directors of Breakwave Advisors (NYSE: BDRY & BSEA) and a fellow of the Institute of Chartered Shipbrokers.

Stavros Gyftakis was appointed as our Chief Financial Officer on October 3, 2018, and previously served as Finance Director since November 2017. He has more than 16 years of experience in senior positions in the shipping finance industry. Before joining Seanergy, he was a Senior Vice President in the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis holds a BSc in Mathematics from the Aristotle University of Thessaloniki, a MSc in Business Mathematics awarded with Honors, from the Athens University of Economics and Business and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Bayes Business School (formerly known as Cass Business School) of City University in London.

Christina Anagnostara served as our Chief Financial Officer from November 17, 2008 until October 31, 2013 and has served as a member of our board of directors since December 2008. She has more than 24 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. She has served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since June 2017 she is a Director of the Investment Banking Division of AXIA Ventures Group and from 2014 to 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. Between 2006 and 2008 she served as Chief Financial Officer and member of the board of directors of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group she worked for Eurobank EFG and Ernst & Young, the international accounting firm. Ms. Anagnostara studied Economics in Athens and is a Certified Chartered Accountant. She is a member of various industry organizations including ACCA, Propeller Club, WISTA, Shipping Finance Executives and American Hellenic Chamber of Commerce.

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

Dimitrios Anagnostopoulos has been a member of our board of directors since May 2009. Mr. Anagnostopoulos has over 48 years of experience in Shipping, Ship finance and Bank Management. Mr. Anagnostopoulos obtained his BSc at the Athens University of Economics and Business. His career began in the 1970's as Assistant Lecturer at the same University followed by four years with the Onassis Shipping Group HQ in Monaco. Mr. Anagnostopoulos also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he has spent nearly two decades with the Bank, holding the positions of Senior Vice-President and Head of Shipping. Since 2010 he is also an advisor and Board Member in the Aegean Baltic Bank S.A. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at the Bayes Business School (formerly known as Cass Business School) of City University in London, the Athens University of Economics and Business and the ALBA Graduate Business School. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping and an Associate Member of the Institute of Energy of South East Europe. In 2008 he was named by the Lloyd's Organization as Shipping Financier of the Year.

Ioannis Kartsonas has been a member of our board of directors since May 2017. Mr. Kartsonas has more than 22 years of experience in finance and commodities trading. He is currently the Principal and Managing Partner of Breakwave Advisors LLC., a commodity-focused advisory firm based in New York. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm's Shipping and Freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to his role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in Shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space including Shipping. Prior to that, he was an Equity Analyst focusing on Shipping and Energy for Standard & Poor's Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

No family relationships exist among any of the directors and executive officers.

As a foreign private issuer listed on the Nasdaq Capital Market, we are required to disclose certain self-identified diversity characteristics about our directors pursuant to Nasdaq’s board diversity and disclosure rules approved by the Commission in August 2021. The Board Diversity Matrix set forth below contains the requisite information as of the date of this annual report.

Board Diversity Matrix (As of March 29, 2022) To be completed by Foreign Issuers (with principal executive offices outside of the U.S.) and Foreign Private Issuers
Country of Principal Executive Offices	Greece
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

For the year ended December 31, 2021, the Company paid its executive officers and directors aggregate compensation of $1.4 million.  The Company’s executive officers are employed by it pursuant to employment and consulting contracts.

Each member of the Company’s board of directors received a fee of $0.1 million in 2021. The aggregate director fees paid by the Company for the years ended December 31, 2021, 2020 and 2019 totalled $0.4 million, $0.3 million and $0.3 million, respectively.

On January 12, 2011 our board of directors adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan, or the Plan. On January 18, 2021, the Plan, as previously amended, was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 4,000,000 shares. On August 2, 2021, the Plan was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 3,500,000 shares. On January 12, 2022, the Plan was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 5,500,000 shares. The Plan is administered by the Compensation Committee of our board of directors.  Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our Compensation Committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient's continued service as an employee or a director of the Company, through the applicable vesting date.

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

On August 2, 2021, the Compensation Committee granted an aggregate of 3,100,000 restricted shares of common stock pursuant to the Plan. Of the total 3,100,000 shares issued, 1,300,000 shares were granted to the non-executive members of the board of directors, 885,000 were granted to the executive officers, 790,000 shares were granted to certain of the Company’s non-executive employees and 125,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee and another non-employee. The fair value of each share on the grant date was $1.02. 1,033,352 shares vested on the grant date, 1,033,324 shares vested on October 1, 2021 and 1,033,324 shares will vest on October 1, 2022.

On January 12, 2022, the Compensation Committee granted an aggregate of 5,337,000 restricted shares of common stock pursuant to the Plan. Of the total 5,337,000 shares issued, 1,600,000 shares were granted to the non-executive members of the board of directors, 1,700,000 were granted to the executive officers, 1,887,000 shares were granted to certain of the Company’s non-executive employees and 150,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $0.91. 1,779,028 shares vested on the grant date, 1,778,986 shares will vest on October 1, 2022 and 1,778,986 shares will vest on October 1, 2023.

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

As of December 31, 2021, 2020 and 2019, we had two executive officers, Mr. Stamatios Tsantanis and Mr. Stavros Gyftakis, and we employed Ms. Theodora Mitropetrou, our general counsel.  In addition, as of December 31, 2021, 2020 and 2019, we employed a support staff consisting of 46, 35 and 35 employees, respectively.

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

Identity of Person or Group	Number of Shares Owned	Percent of Class
Stamatios Tsantanis(1)(2)	3,650,000	2.0%
Stavros Gyftakis(1)	—	*
Christina Anagnostara(1)	—	*
Elias Culucundis(1)	—	*
Dimitrios Anagnostopoulos(1)	—	*
Ioannis Kartsonas(1)	—	*
Directors and executive officers as a group (6 individuals)(1)	8,465,748	4.7%

* Less than one percent.

(1)
Calculation of percent of class beneficially owned by each such person is based on 178,316,471 common shares outstanding as of March 29, 2022 and any additional shares that such person may be deemed to beneficially own in accordance with Rule 13d-3 under the Exchange Act.

(2)
Stamatios Tsantanis also beneficially owns 20,000 Series B Preferred Shares, constituting 100% of our issued and outstanding Series B Preferred Shares, which were issued on December 10, 2021 pursuant to a stock purchase agreement between us and Stamatios Tsantanis.  Through his ownership of common shares and Series B Preferred Shares, Stamatios Tsantanis controls 49.99% of the voting power of our outstanding capital stock.  For a description of the Series B Preferred Shares, see “Description of Securities” filed as Exhibit 2.9 hereto.

B.	Related Party Transactions

 On December 10, 2021, we entered into a stock purchase agreement and issued 20,000 of our newly-designated Series B Preferred Shares, par value $0.0001 per share, to our Chairman and Chief Executive Officer, Stamatios Tsantanis, in return for cash consideration of $250,000. The issuance of the Series B preferred shares was approved by a special independent committee of the Board, which received a fairness opinion from an independent financial advisor. For a description of the Series B Preferred Shares, see “Description of Securities” filed as Exhibit 2.9 hereto.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

We have previously reported that between 2010 and 2017 certain of our then shareholders, including our former Chairman that served between 2008 to 2010, had brought suits in Greece against certain other shareholders of the Company, our former Chief Financial Officer, and such Chairman's immediate successor that served between 2008 to 2013. The plaintiffs withdrew their suits filed in 2010 and 2014 and therefore these are now closed.

The hearing of the only two remaining suits that were filed in 2017 against, amongst other, the former Chairman's immediate successor, took place on November 15, 2018 and the court's final decision is expected to be issued. These suits seek damages from the defendants (including our former Chairman’s immediate successor that served between 2008 to 2013) for alleged wilful misconduct that purportedly caused the plaintiffs damage both by way of diminution of the value of their shares in the Company and harm to their reputations. Our former Chairman’s immediate successor that served between 2008 to 2013 has advised us that he does not believe the action has any merit.

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

Dividend Policy

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. We have initiated the payment of quarterly cash dividends commencing with a quarterly dividend of $0.025 per share and a special dividend of $0.025 per share with respect to the fourth quarter of 2021. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries and affiliates distributing to us their earnings and cash flow. Some of our loan agreements limit our ability to pay dividends and our subsidiaries' ability to make distributions to us.

B.	Significant Changes

There have been no significant changes since the date of the consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares and Class B warrants trade on the Nasdaq Capital Market under the symbol “SHIP” and “SHIPZ”, respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares and Class B warrants trade on the Nasdaq Capital Market under the symbol “SHIP” and “SHIPZ”, respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Incorporation

Our restated articles of incorporation have been filed as an exhibit to our report filed with the Commission on Form 6-K on August 30, 2019.  An amendment to our restated articles of incorporation was filed as an exhibit to our registration statement on Form F-1 filed on February 19, 2021. Our restated articles of incorporation, as amended, contained in such exhibits are incorporated by reference.  Our third amended and restated bylaws have been filed with the Commission on Form 6-K on September 25, 2020, which we incorporate by reference.  A description of the material terms of our restated articles of incorporation, as amended, and bylaws and of our capital stock is included in "Description of Securities" attached hereto as Exhibit 2.9 and incorporated by reference herein.

C.	Material contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this annual report.  We refer you to “Item 4. Information on the Company – A. History and Development of the Company,” “Item 4. Information on the Company – B. Business Overview,” “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements” and “Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions” for a discussion of these contracts.  Other than as discussed in this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

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

For our 2021 taxable year, we had U.S. source gross shipping income of approximately $3,741,888.

We are subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in “ – Taxation in Absence of Exemption,” unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below.  For our 2021 taxable year, we believe that we qualified for the exemption from tax under Section 883 of the Code.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if (i) we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States and (ii) one of the following statements is true:

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

We did not satisfy the 50% Ownership Test for our 2021 taxable year. Furthermore, these substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test.

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

Based on our analysis of our shareholdings during 2021, we believe we satisfy the Publicly-Traded Test for the entire 2021 year in that less than 50% of our issued and outstanding shares were held by 5% Shareholders for more than half the days during the 2021 taxable year.

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

Based on our current operations and future projections, we do not believe that we are or have been a PFIC during our 2021 taxable year, nor do we expect to become, a PFIC with respect to our 2022 taxable year or any future taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner so as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

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

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands.  Under current Marshall Islands law, we are not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends by us to its shareholders, and holders of our common stock that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our common stock.

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

Interest Rate Risk

We are exposed to risks associated with changes in interest rates relating to our unhedged variable–rate borrowings, according to which we pay interest at LIBOR plus a margin; as such increases in interest rates could affect our results of operations and ability to service our debt.  As of December 31, 2021, we had aggregate variable-rate borrowings, of $172.6 million.  An increase of 1% in the interest rates of our variable-rate borrowings, as of December 31, 2021 would increase our interest payments $1.3 million per year.  We have not entered into any hedging contracts to protect against interest rate fluctuations.

Foreign Currency Exchange Rate Risk

We generate all of our revenue in U.S. dollars.  The minority of our operating expenses (approximately 4% in 2021) and less than half of our general and administration expenses (approximately 45% in 2021) are in currencies other than the U.S. dollar, primarily the Euro.  For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction.  We do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2021, these non-US dollar expenses represented 6% of our revenues.  However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations.  We have not hedged currency exchange risks associated with our expenses.

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

On July 2, 2021, we adopted a shareholders rights agreement, pursuant to which each of our common shares includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Shares if any third-party seeks to acquire control of a substantial block of our common shares without the approval of our board of directors. See “Description of Securities” attached to this annual report as Exhibit 2.9 for a description of our shareholders rights agreement.

ITEM 15.	CONTROLS AND PROCEDURES

(1)	Disclosure Controls and Procedures

Management (our Chief Executive Officer and our Chief Financial Officer) has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2021).  The term disclosure controls and procedures is defined under the Commission's rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management (our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of the evaluation date.

(2)	Management's Annual Report on Internal Control over Financial Reporting

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

Management (our Chief Executive Officer and our Chief Financial Officer), has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the framework established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2021.

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

(3)	Attestation Report of the Registered Public Accounting Firm

The independent registered public accounting firm, Ernst & Young (Hellas) Certified Auditors Accountants S.A., that audited our consolidated financial statements as at and for the year ended December 31, 2021, included in this Annual Report, has issued an attestation report on our internal control over financial reporting which is provided on page F-2.

(4)	Changes in Internal Control over Financial Reporting

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

We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers and directors.  Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.seanergymaritime.com.  Information on our website does not constitute a part of this annual report and is not incorporated by reference.  We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request.  We intend to disclose any waivers to or amendments of the Code of Business Conduct and Ethics for the benefit of any of our directors and executive officers within 5 business days of such waiver or amendment.  Shareholders may direct their requests to the attention of Investor Relations, Seanergy Maritime Holdings Corp., 154 Vouliagmenis Avenue, 16674 Glyfada.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountants are Ernst & Young (Hellas) Certified Auditors Accountants S.A. Audit, audit-related and non-audit services billed and accrued from Ernst & Young (Hellas) Certified Auditors Accountants S.A. are as follows:

	2021	2020
Audit fees	$345,000	$205,000
Audit related fees	144,000	234,000
Tax fees	-	-
All other fees	-	-
Total fees	$489,000	$439,000

Audit fees for 2021 related to professional services rendered for the audit of our financial statements and the audit of internal control over financial reporting for the year ended December 31, 2021. Audit fees for 2020 related to professional services rendered for the audit of our financial statements for the year ended December 31, 2020. Audit related fees for 2021 and 2020 related to services provided related to our equity offerings during 2021 and 2020, respectively.  As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month	Total Number of Shares(or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs
November 1 – 30, 2021	1,595,803	0.997	1,595,803	$15,408,942
December 1 – 31, 2021	106,300	0.939	106,300	$0

The Company announced on August 11, 2021 that its board of directors authorized a share repurchase plan of up to $17 million of its outstanding common shares, expiring December 31, 2022. On December 7, 2021, the Company announced that the share repurchase plan was completed and that, in addition to the common share repurchases in the table above, certain outstanding warrants and convertible notes of the Company had been repurchased pursuant to the plan. On December 7, 2021 the Company announced that its board of directors authorized an additional share repurchase plan of up to $10 million of its common shares, expiring December 31, 2022. The share repurchase plan was completed with the repurchases described above under “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements – Convertible Notes – Second JDH Note.”

Additionally, the Company’s Chairman and Chief Executive Officer acquired during 2021 a total of 300,000 common shares in the open market.

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

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial information required by this item, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A., is set forth on pages F-1 through F-47 and are filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Restated Articles of Incorporation (1)

1.2	Amendment to Restated Articles of Incorporation dated June 29, 2020 (2)

1.3	Third Amended and Restated Bylaws (3)

2.1	Specimen Common Stock Certificate (4)

2.2	Statement of Designation of the Series A Participating Preferred Shares of the Company (5)

2.3	Shareholders Rights Agreement, dated as of July 2, 2021, by and between Seanergy Maritime Holdings Corp. and Continental Stock Transfer & Trust Company, as Rights Agent (6)

2.4	Statement of Designation of the Series B Preferred Shares of the Company (7)

2.5	Form of Class B Warrant Agreement by and between Continental Stock Transfer & Trust Company and the registrant (8)

2.6	Form of Class B Warrant Certificate (9)

2.7	Description of Securities*

4.1	Registration Rights Agreement dated March 26, 2010 between the registrant, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. (10)

4.2	Registration Rights Agreement dated January 4, 2012 between the registrant, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. (11)

4.3	Registration Rights Agreement dated June 24, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp. (12)

4.4	Registration Rights Agreement dated September 29, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp. (13)

4.5	Amended and Restated 2011 Equity Incentive Plan of the registrant adopted on January 12, 2022*

4.6
Amendment dated May 23, 2018 with respect to the Partnership, between Partner Shipping Co. Limited (formerly known as Partner Shipping Co.) and V.Ships Limited with respect to the Ship Technical Management Agreement dated May 15, 2017 (14)

4.7
Amendment dated May 23, 2018 with respect to the Championship, between Champion Ocean Navigation Co. Limited (formerly known as Champion Ocean Navigation Co.) and V.Ships Limited with respect to the Ship Technical Management Agreement dated September 1, 2015 (15)

4.8
Novation Agreement dated October 30, 2018 with respect to the Championship, between Champion Ocean Navigation Co. Limited (formerly known as Champion Ocean Navigation Co.), Champion Marine Co. and V.Ships Limited with respect to the Ship Technical Management Agreement dated September 1, 2015 (16)

4.9	Form of Ship Technical Management Agreement with V.Ships Limited (17)

4.10	Form of Ship Technical Management Agreement with Seanergy Shipmanagement*

4.11	Form of Ship Technical Management Agreement with Seanergy Shipmanagement for the Goodship and Friendship*

4.12	Commercial Management Agreement dated March 2, 2015 between Seanergy Management Corp. and Fidelity Marine Inc. (18)

4.13	Amendment No. 1 dated September 11, 2015 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (19)

4.14	Amendment No. 2 dated as of February 24, 2016 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (20)

4.15	Amendment No. 3 dated February 1, 2018 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (21)

4.16	Amendment No. 4 dated June 28, 2018 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (22)

4.17	Amendment No. 5 dated November 3, 2021 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015*

4.18	Registration Rights Agreement dated March 12, 2015 between the registrant and Stamatios Tsantanis (23)

4.19	Revolving Convertible Note dated September 7, 2015 of the registrant to Jelco Delta Holding Corp. (24)

4.20	First Amendment dated December 1, 2015 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (25)

4.21	Second Amendment dated December 14, 2015 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (26)

4.22	Third Amendment dated January 27, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (27)

4.23	Fourth Amendment dated March 7, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (28)

4.24	Fifth Amendment dated April 21, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (29)

4.25	Sixth Amendment dated May 17, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (30)

4.26	Seventh Amendment dated June 16, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (31)

4.27	Eighth Amendment dated March 28, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (32)

4.28	Mutual Consent dated September 8, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (33)

4.29	Ninth Amendment dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (34)

4.30	Tenth Amendment dated September 1, 2018 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (35)

4.31	Eleventh Amendment dated March 26, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (36)

4.32	Twelfth Amendment dated May 29, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015 (37)

4.33
Omnibus Supplemental Agreement relating to convertible notes dated as of December 31, 2020 between the registrant, Partner Shipping Co. Limited (formerly known as Partner Marine Co.), Emperor Holding Ltd. and Jelco Delta Holding Corp. (38)

4.34
Amended and Restated Facility Agreement dated November 22, 2018 between Premier Marine Co., Fellow Shipping Co., the registrant and UniCredit Bank AG with respect to the Facility Agreement dated September 11, 2015 (39)

4.35	Supplemental Agreement dated July 3, 2019 between Premier Marine Co., Fellow Shipping Co., the registrant and UniCredit Bank AG with respect to the Facility Agreement dated September 11, 2015 (40)

4.36	Supplemental Agreement dated February 8, 2021 between Premier Marine Co., Fellow Shipping Co., the registrant and UniCredit Bank AG with respect to the Facility Agreement dated September 11, 2015 (41)

4.37	Side Letter dated January 11, 2022 between Premier Marine Co., Fellow Shipping Co., the registrant and UniCredit Bank AG with respect to the Facility Agreement dated September 11, 2015*

4.38
Facility Agreement dated July 15, 2020 between the registrant, Sea Genius Shipping Co., Sea Glorius Shipping Co., the financial institutions listed in Part B of Schedule 1 thereto, Lucid Trustee Services Limited and Lucid Agency Services Limited (42)

4.39	Bareboat Charterparty dated June 28, 2018 between Knight Ocean Navigation Co. and Hanchen Limited (43)

4.40	Guarantee dated June 28, 2018 between the registrant and Hanchen Limited (44)

4.41	On Demand Guarantee dated September 14, 2018 by the registrant in favor of Uniper Global Commodities SE in respect of the charterparty for the Partnership (45)

4.42	On Demand Guarantee dated March 8, 2022 by the registrant in favor of Uniper Global Commodities SE in respect of the charterparty for the Partnership*

4.43	On Demand Guarantee dated September 14, 2018 by the registrant in favor of Uniper Global Commodities SE in respect of the charterparty for the Lordship (46)

4.44	Sale and Purchase Agreement dated September 19, 2018 between Seanergy Management Corp. and Hyundai Materials Corporation (47)

4.45
Addendum No. 1 to Sale and Purchase Agreement dated September 28, 2018 between Seanergy Management Corp. and Hyundai Materials Corporation in respect of the Sale and Purchase Agreement dated September 19, 2018 (48)

4.46	Bareboat Charter Agreement dated November 7, 2018 between Cargill International SA and Champion Marine Co. for the Championship (49)

4.47	Sale and Purchase Agreement dated September 28, 2018 between Champion Marine Co. and Hyundai Materials Corporation (50)

4.48	Registration Rights Agreement dated November 7, 2018 between the registrant and Cargill International SA (51)

4.49	Guarantee and Indemnity dated November 7, 2018 between the registrant and Cargill International SA (52)

4.50	Securities Purchase Agreement by and between the registrant and Jelco Delta Holding Corp. dated May 9, 2019 (53)

4.51	Registration Rights Agreement by and between the registrant and Jelco Delta Holding Corp. dated May 9, 2019 (54)

4.52	Facility Agreement dated April 22, 2021 between the registrant, Good Ocean Navigation Co., Traders Shipping Co., and Aegean Baltic Bank S.A.*

4.53	Bareboat Charter Agreement dated May 11, 2021 between with Cargill International SA and Flag Marine Co. for the Flagship*

4.54	Guarantee and Indemnity in respect of Flagship dated May 11, 2021 between the registrant and Cargill International SA*

4.55	Bareboat Charter dated June 22, 2021 between Sea 241 Leasing Co. Limited and Hellas Ocean Navigation Co. for the Hellasship*

4.56	Guarantee in respect of Hellaship dated June 22, 2021 between the registrant and Sea 241 Leasing Co. Limited*

4.57	Bareboat Charter dated June 22, 2021 between Sea 242 Leasing Co. Limited and Patriot Shipping Co. for the Patriotship*

4.58	Guarantee in respect of Patriotship dated June 22, 2021 between the registrant and Sea 242 Leasing Co. Limited*

4.59	Facility Agreement dated August 9, 2021 between Friend Ocean Navigation Co., Lord Ocean Navigation Co., Squire Ocean Navigation Co. and Alpha Bank S.A.*

4.60	First Supplemental Letter dated December 1, 2021 with respect to the Facility Agreement dated August 9, 2021*

4.61	Facility Agreement dated November 12, 2021 between the registrant, World Shipping Co., and Piraeus Bank S.A.*

4.62	Facility Agreement dated December 20, 2021 between the registrant, Sea Genius Shipping Co., and Sinopac Capital International (HK) Limited*

4.63	Bareboat Charter Agreement dated February 25, 2022 between Artemis Lease 01 Limited and Partner Marine Co. for the Partnership*

4.64	Performance Guarantee in respect of Partnership between the registrant and Artemis Lease 01 Limited*

4.65	Class D Warrant Agency Agreement by and between Continental Stock Transfer & Trust Company and the registrant (55)

4.66	Form of Class D Warrant Certificate (56)

4.67	Form of Representative’s Warrant (57)

4.68	Form of Representative’s Warrant (58)

4.69	Form of Class E Warrant Agency Agreement by and between the registrant and Continental Stock Transfer & Trust Company (59)

4.70	Form of Class E Warrant (60)

4.71	Securities Purchase Agreement dated as of December 30, 2020 between the registrant and Jelco Delta Holding Corp. (61)

4.72	Registration Rights Agreement dated as of December 31, 2020 between the registrant and Jelco Delta Holding Corp. (62)

8.1	List of Subsidiaries*

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

101
The following financial information from the registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2021, formatted in Extensible Business Reporting Language (XBRL)*
(1) Consolidated Balance Sheets as of December 31, 2021 and 2020;
(2) Consolidated Statements of Income/(loss) for the years ended December 31, 2021, 2020 and 2019;
(3) Consolidated Statements of Shareholders’ (Deficit) / Equity for the years ended December 31, 2021, 2020 and 2019; and
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019.

*Filed herewith

(1)	Incorporated herein by reference to Exhibit 3.1 to the registrant's report on Form 6-k filed with the Commission on August 30, 2019.

(2)	Incorporated herein by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-1 filed with the Commission on February 19, 2021.

(3)	Incorporated herein by reference to Exhibit 99.2 to the registrant’s report on Form 6-K furnished with the Commission on September 25, 2020.

(4)	Incorporated herein by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed with the Commission on March 19, 2019.

(5)	Incorporated herein by reference to Exhibit 3.1 to the registrant's report on Form 6-K filed with the Commission on July 2, 2021.

(6)	Incorporated herein by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed with the Commission on July 2, 2021.

(7)	Incorporated herein by reference to Exhibit 99.4 to the registrant's report on Form 6-K filed with the Commission on December 10, 2021.

(8)	Incorporated herein by reference to Exhibit 4.2 to the registrant's registration statement on Form F-1/A filed with the Commission on May 2, 2019.

(9)	Incorporated herein by reference to Exhibit 4.2 to the registrant's registration statement on Form F-1/A filed with the Commission on May 2, 2019.

(10)	Incorporated herein by reference to Exhibit 4.1 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.

(11)	Incorporated herein by reference to Exhibit 4.2 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.

(12)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by United Capital Investments Corp. with the Commission on September 12, 2014.

(13)	Incorporated herein by reference to Exhibit D to the Schedule 13D related to the registrant filed by Jelco Delta Holding Corp. with the Commission on March 12, 2015.

(14)	Incorporated herein by reference to Exhibit 4.10 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(15)	Incorporated herein by reference to Exhibit 4.11 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(16)	Incorporated herein by reference to Exhibit 10.10 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(17)	Incorporated herein by reference to Exhibit 4.12 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.

(18)	Incorporated herein by reference to Exhibit 4.52 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.

(19)	Incorporated herein by reference to Exhibit 4.14 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.

(20)	Incorporated herein by reference to Exhibit 4.15 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.

(21)	Incorporated herein by reference to Exhibit 4.13 to the registrant's annual report on Form 20-F filed with the Commission on March 7, 2018.

(22)	Incorporated herein by reference to Exhibit 4.19 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(23)	Incorporated herein by reference to Exhibit 4.58 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.

(24)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 29, 2015.

(25)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on December 29, 2015.

(26)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on December 29, 2015.

(27)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on February 11, 2016.

(28)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on March 14, 2016.

(29)	Incorporated herein by reference to Exhibit 10.1 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.

(30)	Incorporated herein by reference to Exhibit 10.2 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.

(31)	Incorporated herein by reference to Exhibit 10.3 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.

(32)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on April 7, 2017.

(33)	Incorporated herein by reference to Exhibit 10.34 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.

(34)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.

(35)	Incorporated herein by reference to Exhibit 10.41 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(36)	Incorporated herein by reference to Exhibit 10.48 to the registrant's registration statement on Form F-1/A filed with the Commission on April 5, 2019.

(37)	Incorporated herein by reference to Exhibit 4.51 to the registrant’s annual report on Form 20-F filed with the Commission on March 5, 2020.

(38)	Incorporated herein by reference to Exhibit 99.7 to the registrant’s report on Form 6-K furnished with the Commission on January 15, 2021.

(39)	Incorporated herein by reference to Exhibit 4.53 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(40)	Incorporated herein by reference to Exhibit 4.53 to the registrant’s annual report on Form 20-F filed with the Commission on March 5, 2020.

(41)	Incorporated herein by reference to Exhibit 10.98 to the registrant’s registration statement on Form F-1 filed with the Commission on February 19, 2021.

(42)	Incorporated herein by reference to Exhibit 10.81 to the registrant’s registration statement on Form F-1 filed with the Commission on February 19, 2021.

(43)	Incorporated herein by reference to Exhibit 10.82 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(44)	Incorporated herein by reference to Exhibit 4.77 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(45)	Incorporated herein by reference to Exhibit 10.87 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(46)	Incorporated herein by reference to Exhibit 10.88 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(47)	Incorporated herein by reference to Exhibit 10.89 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(48)	Incorporated herein by reference to Exhibit 10.90 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(49)	Incorporated herein by reference to Exhibit 4.92 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(50)	Incorporated herein by reference to Exhibit 10.96 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(51)	Incorporated herein by reference to Exhibit 4.93 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(52)	Incorporated herein by reference to Exhibit 4.94 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(53)	Incorporated herein by reference to Exhibit 4.4 to the registrant's report on Form 6-K filed with the Commission on May 17, 2019.

(54)	Incorporated herein by reference to Exhibit 4.5 to the registrant's report on Form 6-K filed with the Commission on May 17, 2019.

(55)	Incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K furnished with the Commission on April 3, 2020.

(56)	Incorporated herein by reference to Exhibit 4.2 to the registrant’s report on Form 6-K furnished with the Commission on April 3, 2020.

(57)	Incorporated herein by reference to Exhibit 4.3 to the registrant’s report on Form 6-K furnished with the Commission on May 17, 2019.

(58)	Incorporated herein by reference to Exhibit 4.4 to the registrant’s report on Form 6-K furnished with the Commission on April 3, 2020.

(59)	Incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K furnished to the Commission on August 19, 2020.

(60)	Incorporated herein by reference to Exhibit 4.2 to the registrant’s report on Form 6-K furnished to the Commission on August 19, 2020.

(61)	Incorporated herein by reference to Exhibit 99.2 to the registrant’s report on Form 6-K furnished with the Commission on January 15, 2021.

(62)	Incorporated herein by reference to Exhibit 99.3 to the registrant’s report on Form 6-K furnished with the Commission on January 15, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEANERGY MARITIME HOLDINGS CORP.

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chairman & Chief Executive Officer

Date: March 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Seanergy Maritime Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seanergy Maritime Holdings Corp. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 31, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Recoverability assessment of vessels held and used

Description of the matter
At December 31, 2021, the carrying value of the Company’s vessels plus any unamortized dry-docking costs and cost of any equipment not yet installed was $434.7 million, while the carrying value of the Company’s vessels plus any unamortized dry-docking costs and cost of any equipment not yet installed for which impairment indicators existed as at December 31, 2021, was $72.3 million. As discussed in Note 2 to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel plus any unamortized dry-docking costs and cost of any equipment not yet installed may not be recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value of the vessel plus any unamortized dry-docking costs and cost of any equipment not yet installed. Where the vessel’s carrying value plus any unamortized dry-docking costs and cost of any equipment not yet installed, exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value of the vessels plus any unamortized dry-docking costs and cost of any equipment not yet installed over its fair value.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining certain assumptions in forecasting undiscounted net operating cash flows, specifically the future charter rates for non-contracted revenue days. These future charter rates are subjective as they involve the development and use of assumptions about the dry bulk shipping market through the end of the useful lives of the vessels. These assumptions are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit
We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Company’s determination of future charter rates for non-contracted revenue days.

We analyzed management’s recoverability assessment by comparing the methodology used to evaluate impairment of each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates for non-contracted revenue days against internal and external data sources, such as available market data from various analysts, historical data for the vessels, and recent economic and industry changes. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the net operating cash flows. Our procedures also included testing the completeness and accuracy of the future charter rate data used within the forecasts.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2012.

Athens, Greece
March 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Seanergy Maritime Holdings Corp.

Opinion on Internal Control over Financial Reporting

We have audited Seanergy Maritime Holdings Corp.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Seanergy Maritime Holdings Corp. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 31, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 31, 2022

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2021 and 2020
(In thousands of US Dollars, except for share and per share data)

		2021	2020
ASSETS
Current assets:
Cash and cash equivalents	3	41,496	21,011
Term deposits		1,500	1,600
Restricted cash	3	1,180	50
Accounts receivable trade, net	2	-	801
Inventories	4	1,448	4,650
Prepaid expenses		1,118	1,140
Other current assets		434	674
Deferred voyage expenses	2	-	621
Total current assets		47,176	30,547

Fixed assets:
Vessels, net	5	426,062	256,737
Other fixed assets, net		405	373
Total fixed assets		426,467	257,110

Other non-current assets:
Deposits assets, non-current	6	1,325	1,325
Deferred charges and other long-term investments, non-current	2	8,613	4,396
Restricted cash, non-current	3, 6	2,950	990
Right of use asset – leases	9	650	845
Other non-current assets		30	32
TOTAL ASSETS		487,211	295,245

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $1,347 and $995, respectively	6	68,473	19,417
Trade accounts and other payables		5,762	3,707
Convertible notes, net of deferred finance costs and debt discounts of $1,046 and $NIL, respectively	7	769	-
Accrued liabilities		5,173	2,988
Lease liability	9	121	140
Deferred revenue	2	7,735	4,510
Total current liabilities		88,033	30,762

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $2,030 and $2,532, respectively	6	146,701	150,345
Convertible notes, non-current, net of deferred finance costs and debt discounts of $1,597 and $5,839, respectively	7	6,804	14,516
Lease liability, non-current	9	529	705
Deferred revenue, non-current	2	538	2,773
Other liabilities, non-current		130	450
Total liabilities		242,735	199,551

Commitments and contingencies	9

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; 20,000 and NIL shares issued and outstanding as at December 31, 2021 and 2020, respectively	10	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2021 and 2020; 172,986,137 and 68,314,985 shares issued and outstanding as at December 31, 2021 and 2020, respectively	10	17	7
Additional paid-in capital	10	597,708	490,284
Accumulated deficit		(353,249)	(394,597)
Total Stockholders’ equity		244,476	95,694
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		487,211	295,245
The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Operations
For the years ended December 31, 2021, 2020 and 2019
(In thousands of US Dollars, except for share and per share data)

	Notes	2021	2020	2019

Vessel revenue, net	2	153,108	63,345	86,499
Expenses:
Voyage expenses	2	(16,469)	(18,567)	(36,641)
Vessel operating expenses		(36,332)	(22,347)	(18,980)
Management fees		(1,435)	(1,052)	(989)
General and administration expenses		(13,739)	(6,607)	(5,989)
Amortization of deferred dry-docking costs		(2,793)	(2,319)	(844)
Depreciation		(17,151)	(12,721)	(11,016)
Gain on sale of vessel, net	5	697	-	-
Gain on forward freight agreements, net		24	-	-
Operating income / (loss)		65,910	(268)	12,040
Other income / (expenses), net:
Interest and finance costs	11	(17,779)	(12,342)	(15,216)
Interest and finance costs – related party	1, 11	-	(11,083)	(8,629)
Loss on extinguishment of debt	6, 7	(6,863)	-	-
Gain on debt refinancing	6	-	5,144	-
Interest and other income		161	208	213
Foreign currency exchange losses, net		(81)	(15)	(52)
Total other expenses, net		(24,562)	(18,088)	(23,684)
Net income / (loss) before income taxes		41,348	(18,356)	(11,644)
Income taxes		-	-	(54)
Net income/ (loss)		41,348	(18,356)	(11,698)

Net income/(loss) per common share
Basic	12	0.27	(0.55)	(12.21)
Diluted	12	0.25	(0.55)	(12.21)
Weighted average number of common shares outstanding
Basic	12	153,321,907	33,436,278	958,297
Diluted	12	191,337,521	33,436,278	958,297

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2021, 2020 and 2019
 (In thousands of US Dollars, except for share data)

	Preferred Stock Series B		Common stock		Additional		Total
	# of Shares	Par Value	# of Shares	Par Value	paid-in capital	Accumulated deficit	stockholders’ equity

Balance, January 1, 2019	-	-	166,636	-	385,846	(364,543)	21,303
Issuance of common stock and warrants (Notes 6, 7, & 10)	-	-	1,505,638	-	18,847	-	18,847
Related parties liabilities released (Notes 6 & 7)	-	-	-	-	96	-	96
Stock based compensation (Note 13)	-	-	8,979	-	1,310	-	1,310
Net loss		-	-	-	-	(11,698)	(11,698)
Balance, December 31, 2019	-	-	1,681,253	-	406,099	(376,241)	29,858
Issuance of common stock (including the exercise of warrants) (Note 10)	-	-	66,477,489	7	71,828	-	71,835
Stock based compensation (Note 13)	-	-	156,243	-	869	-	869
Issuable units (Notes 6, 7 & 8)	-	-	-	-	6,021	-	6,021
Change in fair value of conversion option (Note 8)	-	-		-	4,924	-	4,924
Issuance of option for units (Note 8)	-	-	-	-	543	-	543
Net loss	-	-	-	-	-	(18,356)	(18,356)
Balance, December 31, 2020	-	-	68,314,985	7	490,284	(394,597)	95,694
Issuance of common stock (including the exercise of warrants) (Note 10)	-	-	92,387,541	10	98,208	-	98,218
Issuance of common stock and warrants for repayment of subordinated long-term debt (Note 6)	-	-	4,285,714	-	3,000	-	3,000
Issuance of common stock upon conversion of convertible notes (Note 7)	-	-	3,000,000	-	3,600	-	3,600
Issuance of preferred shares to related party (Note 10)	20,000	-	-	-	250	-	250
Stock based compensation (Note 13)	-	-	6,700,000	-	5,097	-	5,097
Repurchase of common stock (Note 10)	-	-	(1,702,103)	-	11,708	-	(1,708)
Repurchase of warrants (Notes 8 & 10)	-	-	-	-	11,023	-	(1,023)
Net income	-	-	-	-	-	41,348	41,348
Balance, December 31, 2021	20,000	-	172,986,137	17	597,708	(353,249)	244,476

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2021, 2020 and 2019
(In thousands of US Dollars)

	2021	2020	2019
Cash flows from operating activities:
Net income/ (loss)	41,348	(18,356)	(11,698)
Adjustments to reconcile net income/(loss) to net cash provided by / (used in) operating activities:
Depreciation	17,151	12,721	11,016
Amortization of deferred dry-docking costs	2,793	2,319	844
Amortization of deferred finance costs and debt discounts	3,659	1,107	1,140
Amortization of convertible note beneficial conversion feature	2,887	5,518	3,713
Stock based compensation	5,097	869	1,310
Amortization of deferred finance costs and debt discounts – related party	-	201	3,745
Loss on extinguishment of debt	6,863	-	-
Gain on sale of vessel, net	(697)	-	-
Gain on debt refinancing, gross of deferred financing fees and expenses	-	(5,556)	-
Fair value measurement of units issued to former related party	-	596	-
Restructuring expenses	-	1,015	-
Changes in operating assets and liabilities:
Accounts receivable trade, net	801	962	845
Inventories	3,202	(788)	1,427
Prepaid expenses	22	(740)	307
Other current assets	240	579	(212)
Deferred voyage expenses	621	(525)	311
Deferred charges, non-current	(6,433)	(1,145)	(2,297)
Other non-current assets	2	(3)	-
Trade accounts and other payables	348	(12,398)	1,679
Accrued liabilities	2,187	3,526	(5,502)
Deferred revenue	3,225	214	3,406
Deferred revenue, non-current	(2,236)	(301)	3,074
Other liabilities, non-current	(320)	450	-
Net cash provided by / (used in) operating activities	80,760	(9,735)	13,108
Cash flows from investing activities:
Vessels acquisitions and improvements	(197,214)	(20,189)	(12,349)
Gross proceeds from sale of vessels	12,600	-	-
Term deposits	100	(1,600)	-
Other fixed assets, net	(106)	(75)	-
Net cash used in investing activities	(184,620)	(21,864)	(12,349)
Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	98,302	73,750	13,225
Proceeds from issuance of preferred stock	250	-	-
Payments for repurchase of common stock	(1,708)	-	-
Payments for repurchase of warrants	(1,023)	-	-
Proceeds from secured long-term debt	180,320	22,500	6,422
Proceeds from related party debt	-	-	5,000
Payments of financing and stock issuance costs	(2,698)	(3,640)	(698)
Repayments of long-term debt and other financial liabilities	(132,058)	(52,514)	(17,598)
Repayments of convertible notes	(13,950)	-	-
Repayments of related party debt	-	(1,000)	-
Net cash provided by financing activities	127,435	39,096	6,351
Net increase in cash and cash equivalents and restricted cash	23,575	7,497	7,110
Cash and cash equivalents and restricted cash at beginning of period	22,051	14,554	7,444
Cash and cash equivalents and restricted cash at end of period	45,626	22,051	14,554

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	11,166	10,270	14,144

Noncash investing activities:
Vessels acquisitions and improvements	837	-	-
Noncash financing activities:
Units issued for repayment of subordinated long term-debt (Note 6)	3,000	-	-
Repayment of subordinated long term-debt by issuance of units (Note 6)	(3,000)	-	-
Common shares issued by conversion of notes (Note 7)	3,600	-	-
Notes reduction via conversion (Note 7)	(3,600)	-	-
Units / shares issued to settle unpaid interest in connection with financing – former related party (Note 1, 6, 7 & 8)	-	4,814	2,115
Shares issued in lieu of interest payments in connection with financing – related party (Note 6, 7 & 8)	-	-	3,846
Units / shares issued to settle deferred finance cost in connection with financing – former related party (Note 1, 6 & 7)	-	1,374	239
Change in fair value of conversion option (Note 8)	-	4,924	-
Issuance of option for units (Note 8)	-	543	-
Unpaid interest waived – related party (Note 6 & 7)	-	-	96
Related party debt drawdown (Note 6 & 7)	-	-	2,000
Related party debt refinanced (Note 6 & 7)	-	-	(2,000)

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

Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, the UK and other countries have announced sanctions against Russia. The sanctions announced by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU nations and other countries could impose wider sanctions and take other actions should the conflict further escalate.  With uncertainty remaining at high levels with regards to the global impact of the sanctions already announced to date and the possibility of additional sanctions as well as retaliation measures from Russia’s side that may follow in the period to come, it is difficult to accurately assess the exact impact on our Company. To date, no apparent consequences have been identified on the Company’s business, nor any specific implications on any of its existing counterparties, including clients, suppliers and lenders. It should be noted however that since the Company employs Ukrainian and Russian seafarers, it may face problems in relation to their employment, repatriation, salary payments and be subject to claims to this respect. Notwithstanding the foregoing, it is possible that these tensions might eventually have an adverse effect our business, financial condition, results of operations and cash flows.

On December 31, 2020, the Company concluded a series of amendment transactions of certain loan agreements and convertible notes entered into with Jelco Delta Holding Corp., or JDH, the Company’s creditor and a former affiliate and former related party (Notes 6 and 7). The Company considered JDH a related party up to the date that these amendments were concluded, since after that date, JDH did not meet the definition of related party as per ASC 850, on the basis that JDH was no longer able to significantly influence management nor held more than 10 per cent of the voting interests of the Company. As such, the Company no longer considers JDH a related party. As of December 31, 2021 and 2020, JDH Loans (as defined below) were classified in “Long-term debt and other financial liabilities” in the consolidated balance sheet. Amounts in the consolidated statement of operations and consolidated statement of cash flows for 2020 and 2019 until the date that JDH ceased to be a related party were presented as transactions with related party.

On June 30, 2020, the Company’s common stock began trading on a split-adjusted basis, following a June 25, 2020 approval from the Company’s board of directors to reverse split the Company’s common stock at a ratio of one-for-sixteen (Note 10). All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common stock will receive a cash payment in lieu of such fractional share.

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

a.           Subsidiaries in Consolidation:

Seanergy’s subsidiaries included in these consolidated financial statements as of December 31, 2021:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp. (1)(3)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp. (1)(3)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co. (1)	Marshall Islands	Gloriuship	November 3, 2015	N/A
Sea Genius Shipping Co. (1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Leader Shipping Co. (1)	Marshall Islands	Leadership	March 19, 2015	September 30, 2021
Premier Marine Co. (1)	Marshall Islands	Premiership	September 11, 2015	N/A
Gladiator Shipping Co. (1)(5)	Marshall Islands	Gladiatorship	September 29, 2015	October 11, 2018
Squire Ocean Navigation Co. (1)	Liberia	Squireship	November 10, 2015	N/A
Emperor Holding Ltd. (1)	Marshall Islands	N/A	N/A	N/A
Knight Ocean Navigation Co. (1)(6)	Liberia	Knightship	December 13, 2016	June 29, 2018
Lord Ocean Navigation Co. (1)	Liberia	Lordship	November 30, 2016	N/A
Partner Shipping Co. Limited (1)(Note 14)	Malta	Partnership	May 31, 2017	N/A
Pembroke Chartering Services Limited (1)(4)(5)	Malta	N/A	N/A	N/A
Martinique International Corp. (1)(5)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014
Harbour Business International Corp. (1)(5)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014
Maritime Capital Shipping Limited (1)	Bermuda	N/A	N/A	N/A
Maritime Capital Shipping (HK) Limited (1)(2)(3)	Hong Kong	N/A	N/A	N/A
Maritime Glory Shipping Limited (1)(2)	British Virgin Islands	Clipper Glory	May 21, 2010	December 4, 2012
Maritime Grace Shipping Limited (1)(2)	British Virgin Islands	Clipper Glory	May 21, 2010	October 15, 2012
Fellow Shipping Co. (1)	Marshall Islands	Fellowship	November 22, 2018	N/A
Champion Marine Co. (1)(6)(Note 5)	Marshall Islands	Championship	N/A	N/A
Good Ocean Navigation Co. (1)	Liberia	Goodship	August 7, 2020	N/A
Flag Marine Co. (1)(6) (Note 5)	Marshall Islands	Flagship	May 6, 2021	May 11, 2021
Hellas Ocean Navigation Co. (1)(6)(Note 5)	Liberia	Hellasship	May 6, 2021	June 28, 2021
Patriot Shipping Co. (1)(6)(Note 5)	Marshall Islands	Patriotship	June 1, 2021	June 28, 2021
Traders Shipping Co. (1)	Marshall Islands	Tradership	June 9, 2021	N/A
World Shipping Co. (1)	Marshall Islands	Worldship	August 30, 2021	N/A
Friend Ocean Navigation Co. (1)	Liberia	Friendship	July 27, 2021	N/A
Duke Shipping Co. (1)	Marshall Islands	Dukeship	November 26, 2021	N/A

(1)	Subsidiaries wholly owned
(2)	Former vessel-owning subsidiaries owned by Maritime Capital Shipping Limited (or “MCS”)
(3)	Management companies
(4)	Chartering services company
(5)	Dormant companies
(6)	Bareboat charters

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

2.	Significant Accounting Policies:

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

(h)          Accounts Receivable Trade, Net

Accounts receivable trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. Receivables related to spot voyages are determined to be unconditional and are included  in “Accounts Receivable Trade, Net”. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The Company also assessed the provisions of ASC 326, Financial Instruments—Credit Losses, by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s financial statements as of the date of the adoption of ASC 326 on January 1, 2020 and as of December 31, 2021 and 2020. No provision for doubtful accounts was established as of December 31, 2021 and 2020.

(i)          Inventories

Inventory is measured at the lower of cost or net realizable value according to the provisions of ASU 2015-11, Inventory. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.  Cost is determined by the first in, first out method.

(j)          Insurance Claims

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses and for legal fees covered by directors’ and officers’ liability insurance. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, the claim is not subject to litigation and the Company can make an estimate of the amount to be reimbursed. The classification of the insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. On January 1, 2020, the Company adopted and assessed the provisions of ASC 326, Financial Instruments—Credit Losses, by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s financial statements as of the date of the adoption.  No provision for credit losses was recorded as of December 31, 2021 and 2020.

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

In addition, other long-term investments, relating to vessels’ equipment not yet installed, are included in “Deferred charges and other-long term investments, non-current” in the consolidated balance sheets. Amounts paid for this equipment are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statements of cash flows.

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

(m)        Impairment of Long-Lived Assets (Vessels)

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolescence or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus any unamortized dry-docking costs and cost of any equipment not yet installed, may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers to be indicators of a potential impairment for its vessels.

The Company determines undiscounted projected operating cash flows for each vessel and compares it to the vessel’s carrying value, plus any unamortized dry-docking costs and cost of any equipment not yet installed. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than the vessel’s carrying value, plus any unamortized dry-docking costs and cost of any equipment not yet installed, the Company impairs the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimates and the average of the trailing 10-year historical charter rates, excluding outliers) adjusted for commissions, expected off hires due to scheduled maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled maintenance.

For the year ended December 31, 2021, indicators of impairment existed for two of the Company’s vessels as their carrying value plus any unamortized dry-docking costs and cost of any equipment not yet installed was higher than their market value. The carrying value of the Company’s vessels plus any unamortized dry-docking costs and cost of any equipment not yet installed for which impairment indicators existed as at December 31, 2021, was $72,328. From the impairment exercise performed, the undiscounted projected operating cash flows expected to be generated by the use of these two vessels were higher than the vessels’ carrying value, plus any unamortized dry-docking costs and cost of any equipment not yet installed, and thus the Company concluded that no impairment charge should be recorded.

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

Demurrage income, which is considered a form of variable consideration and is recognized as the performance obligation is satisfied, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the years ended December 31, 2021, 2020 and 2019 was $800, $819 and $1,528, respectively.

Despatch expense, which is considered a form of variable consideration and is recognized as the performance obligation is satisfied, is included in voyage revenues, and represents payments to the charterer by the vessel owner when loading or discharging time is faster than the stipulated time in the voyage charter agreements. Despatch expense for the years ended December 31, 2021, 2020 and 2019 was $110, $133 and $432, respectively.

Charterers individually accounting for more than 10% of revenues during the years ended December 31, 2021, 2020 and 2019 were:

Customer	2021	2020	2019
A	23%	23%	-
B	15%	-	-
C	13%	-	-
D	11%	18%	15%
E	-	-	19%
F	-	-	18%
F	10%	-	-
Total	72%	41%	52%

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

As of December 31, 2021, all of the Company’s fleet was time chartered on long-term employment arrangements. Out of the seventeen long-term employment agreements in place on December 31, 2021, nine were agreed during 2021 and the remaining eight between 2018 and 2020.

Prior to 2021, the Company successfully installed exhaust gas cleaning systems, or scrubbers, on six of its vessels. A portion of the scrubbers cost was paid for by the charterers, where such portion is provided for by the chartering agreements as an increased daily rate or as a prepayment, which the Company accounts for on a straight-line basis over the minimum duration of each charter party. Amounts received in advance related to scrubber increased daily rates are recorded in “Deferred revenue” in the consolidated balance sheets. Such amount as of December 31, 2021, was $2,773, of which $2,235 is the current portion and $538 is the non-current porion. As of December 31, 2020, the current portion was $3,155 and the non-current portion was $2,773.

Disaggregation of Revenue

The following table presents the Company’s income statement figures derived from spot charters and time charters for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019
Vessel revenues from spot charters, net of commissions	28,264	27,033	55,701
Vessel revenues from time charters, net of commissions	124,844	36,312	30,798
Total	153,108	63,345	86,499

The Company disaggregates its revenue from contracts with customers by the type of charter (time and spot charters). The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as at December 31, 2021 and 2020:

	December 31,
	2021	2020
Accounts receivable trade, net from spot charters	-	801
Accounts receivable trade, net from time charters	-	-
Total	-	801

Deferred revenue represents cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. The current portion of Deferred revenue as of December 31, 2021 was $7,735 and relates entirely to ASC 842. The non-current portion of Deferred revenue as of December 31, 2021 was $538 and relates entirely to ASC 842 and is related to scrubber premiums (i.e. increased daily hire rates provided for by the chartering agreements) for scrubber-fitted vessels. The Deferred revenue is allocated on a straight-line basis over the minimum duration of each charter party, except for unearned revenue, which represents cash received in advance of services which have not yet been provided. Revenue recognized in 2021 from amounts included in deferred revenue at the beginning of the period was $4,105.

(q)          Office Lease

In April 2018, the Company moved into new office spaces. Under ASC 842, the lease is classified as an operating lease and a lease liability and right-of-use asset based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in general and administration expenses.The Company paid $134 for rent expense during 2021 and such amount is included in the consolidated statement of cash flows in operating activities. The Company has assessed the lease for impairment, and since no impairment indicators existed, no impairment charge was recorded. The Company recognized a right of use asset for rental of office space at the adoption date and elected the practical expedient on not separating lease components from nonlease components.

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

(s)          Commissions

Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions to third parties are included in “Vessel revenue, net” while brokerage commissions to third parties are included in “Voyage expenses”.

(t)          Vessel Voyage Expenses

Vessel voyage expenses primarily consist of port, canal, bunker expenses and brokerage commissions that are unique to a particular charter and are paid for by the charterer under time charter agreements, bareboat charters and other non-specified voyage expenses. Under a spot charter, the Company incurs and pays for certain voyage expenses, primarily consisting of bunkers consumption, brokerage commissions, port and canal costs. Under ASC 606 and after implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer, and contract fulfillment costs, are capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. The Company has adopted the practical expedient not to capitalize incremental costs when the amortization period (voyage period) is less than one year. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the voyage period. Costs amortized during 2021 to fulfill contracts were $1,475. Voyage costs arising as performance obligation are expensed as incurred.

The following table presents the Company’s income statement figures derived from spot charters and time charters for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019
Voyage expenses from spot charters	13,465	17,099	33,109
Voyage expenses from time charters	3,004	1,468	3,532
Total	16,469	18,567	36,641

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(v)         Financing Costs

Underwriting, legal and other direct costs incurred with the issuance of long-term debt or to refinance existing debt are deferred and amortized to interest expense over the life of the related debt using the effective interest method under modification guidance. The Company presents unamortized deferred financing costs as a reduction of long-term debt in the accompanying balance sheets. For the accounting of the unamortized deferred financing costs following debt extinguishment, see below (Note 2(ab)).

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

Maritime Capital Shipping (HK) Limited, the Company’s former management company, is subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the year. The estimated profits tax for the year ended December 31, 2021 is $NIL.

Seanergy Management Corp. (“Seanergy Management”), the Company’s management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros. The contribution to be paid in 2022 by Seanergy Management for 2021 is estimated at $97 and is included in “General and administration expenses”.

Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”), the Company’s second management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros. The contribution to be paid in 2022 by Seanergy Shipmanagement for 2021 is estimated at $NIL.

Two of the Company’s subsidiaries are registered in Malta since May 23, 2018. These subsidiaries are subject to a corporate flat tax in Malta and could be subject to additional taxation in the future in Malta or other jurisdictions where the subsidiaries are incorporated or do business. The amount of any such tax imposed upon the Company’s operations or on the Company’s subsidiaries’ operations may be material and could have an adverse effect on earnings. No tax expense has been recognized for the years presented in these financials statements.

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Based on the Company’s analysis of its shareholdings during 2021, the Publicly-Traded Test for the entire 2021 year has been satisfied in that less than 50% of the Company’s issued and outstanding shares were held by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock for more than half the days during the 2021 taxable year. Effectively, the Company and each of its subsidiaries qualify for this statutory tax exemption for the 2021 taxable year.

Certain charterparties of the Company contain clauses that permit the Company to seek reimbursement from charterers of any U.S. tax paid. The Company has in the past sought reimbursement and has secured payment from most of its charterers. The Company’s U.S. federal income tax based on its U.S. source shipping income for 2021, 2020 and 2019, taking into consideration charterers’ reimbursement, was $NIL, $NIL and $22, respectively.

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

(y)         Earnings (Losses) per Share

Basic earnings (losses) per common share are computed by dividing net income (loss) available to Seanergy’s shareholders by the weighted average number of common shares outstanding during the period. Unvested shares granted under the Company’s incentive plan, or else, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes, using the two class method. Diluted earnings (losses) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants and shares issued under the Equity Incentive Plan. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible notes. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

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

The Company follows the provisions of ASC 470-50, Modifications and Extinguishments, to account for all modifications or extinguishments of debt instruments, except debt that is extinguished through a troubled debt restructuring or a conversion of debt to equity securities of the debtor pursuant to conversion privileges provided in terms of the debt at issuance. This Subtopic also provides guidance on whether an exchange of debt instruments with the same creditor constitutes an extinguishment and whether a modification of a debt instrument should be accounted for in the same manner as an extinguishment. In circumstances where an exchange of debt instruments or a modification of a debt instrument does not result in extinguishment accounting, this Subtopic provides guidance on the appropriate accounting treatment. Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Costs paid directly to third parties are expensed as incurred. Deferred financing costs are presented as a deduction from the corresponding liability. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. In particular, ASC 470-50-40-2 indicates that for extinguishments of debt, the difference between the reacquisition price and the net carrying amount of the extinguished debt (which includes any deferred debt issuance costs) should be recognized as a gain or loss when the debt is extinguished and identified as a separate item.

(ac)	Troubled Debt Restructurings

A restructuring of a debt constitutes a troubled debt restructuring if the lender or creditor for economic or legal reasons related to the Company’s financial difficulties grants a concession to the Company that it would not otherwise consider. Troubled debt that is fully satisfied by foreclosure, repossession, or other transfer of assets or by grant of equity securities by the Company is included in the term troubled debt restructuring and is accounted as such.

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

ASC 470-20-40-1 indicates that for instruments with beneficial conversion features all of the unamortized discount remaining at the date of conversion shall be recognized immediately at that date as interest expense. ASC 470-20-40-3 indicates that if a convertible debt instrument containing an embedded beneficial conversion feature is extinguished before conversion, the amount of the reacquisition price to be allocated to the repurchased beneficial conversion feature shall be measured using the intrinsic value of that conversion feature at the extinguishment date. The residual amount, if any, would be allocated to the convertible security. Thus, the issuer shall record a gain or loss on extinguishment of the convertible debt security. The amount allocated to the BCF is the intrinsic value of the conversion feature on the extinguishment date, which is computed by multiplying any excess of the conversion-date fair value of the common stock or other securities into which the instrument is convertible over the effective conversion price by the number of shares into which the instrument is convertible.

(ae)	Distinguishing Liabilities from Equity

The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. The Company in its assessment for the accounting of the warrants issued in connection with the May 13, 2019 public offering, the concurrent private placement with JDH, the Class D warrants issued in connection with the April 2, 2020 public offering, the Class E warrants issued in connection with the August 20, 2020 underwritten public offering as well as the restructuring agreement with JDH in December 2020 has taken into consideration ASC 480 “Distinguishing liabilities from equity” and determined that the warrants should be classified as equity instead of liability. The Company further analyzed key features of the warrants to determine whether these are more akin to equity or to debt and concluded that the warrants are equity-like. In its assessment, the Company identified certain embedded features, examined whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed. Upon exercise of the warrants, the holder is entitled to receive common shares. ASC 480 requires that a warrant which contains an obligation that may require the issuer to redeem the shares in cash, be classified as a liability and accounted for at fair value. No warrants were classified as liabilities.

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

(ag)	Derivatives - Forward Freight Agreements

From time to time, the Company may take positions in derivative instruments including forward freight agreements, or FFAs. Generally, FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. The FFAs are not intended to serve as an economic hedge for the Company’s vessels that are being chartered in the spot market, but are assumed across all dry bulk vessel sectors based on the Company’s views of the underlying markets and short-term outlook. The Company measures the fair value of all open positions at each reporting date on this basis (Level 1). There were no open positions as of December 31, 2021. The Company’s FFAs do not qualify for hedge accounting and therefore gains or losses are recognized in the consolidated statements of operations under “Gain on forward freight agreements, net” and in the consolidated statements of cash flows in changes in operating assets and liabilities.

(ah)	Share and warrant repurchases

The Company records the repurchase of its common shares and warrants at cost. The Company’s common shares repurchased for retirement, are immediately cancelled and the Company’s common stock is accordingly reduced. Any excess of the cost of the shares over their par value is allocated in additional paid-in capital, in accordance with ASC 505-30-30, Treasury Stock. For warrants repurchased, if the instrument is classified as equity, any cash received in the settlement is recorded as a debit for the amounts received with an offset to additional paid-in capital. The Company’s warrants are all classified as equity.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Recent Accounting Pronouncements – Not Yet Adopted

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. The ASU reduces the number of accounting models for convertible debt instruments by eliminating the cash conversion model. As compared with current U.S. GAAP, more convertible debt instruments will be reported as a single liability instrument and the interest rate of more convertible debt instruments will be closer to the coupon interest rate. The ASU also aligns the consistency of diluted Earnings Per Share ("EPS") calculations for convertible instruments by requiring that (1) an entity use the if-converted method and (2) share settlement be included in the diluted EPS calculation for both convertible instruments and equity contracts when those contracts include an option of cash settlement or share settlement. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The FASB has specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The FASB Board decided to allow entities to adopt the guidance through either a modified retrospective method of transition or a fully retrospective method of transition. In applying the modified retrospective method, entities should apply the guidance to transactions outstanding as of the beginning of the fiscal year in which the amendments are adopted. Transactions that were settled (or expired) during prior reporting periods are unaffected. The cumulative effect of the change should be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. The Company will adopt ASU 2020-06 in 2022 using the modified retrospective approach. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures. As of December 31, 2021, the unamortized $10,949 BCF subject to change is recorded in equity and concerns the Second JDH Note (Note 8).

In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. The ASU clarifies that all derivative instruments affected by changes to the interest rates used for discounting, margining or contract price alignment due to reference rate reform are in the scope of ASC 848. As such, entities may apply certain optional expedients in ASC 848 to derivative instruments that do not reference LIBOR or another rate expected to be discontinued as a result of reference rate reform if there is a change to the interest rate used for discounting, margining or contract price alignment. In addition, the ASU clarifies other aspects of the guidance in ASC 848 and provides new guidance on how to address the effects of the cash compensation adjustment that is provided as part of the above change on certain aspects of hedge accounting. The ASU is effective for all entities as of January 7, 2021, allows for retrospective or prospective application with certain conditions, and generally can be applied through December 31, 2022. The Company is currently evaluating its contracts and the impact this optional guidance may have on its consolidated financial statements and related disclosures, taking into account that none of the Company’s floating rate credit facilities are based on the U.S. dollar LIBOR rates that were discontinued as of January 1, 2022.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The ASU addresses the diversity in practice in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after modification or exchange. Under the guidance, an issuer determines the accounting for the modification or exchange based on whether the transaction was done to issue equity, to issue or modify debt or for other reasons. The ASU is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but entities need to apply the guidance as of the beginning of the fiscal year that includes the interim period in which they choose to early adopt the guidance. The guidance is applied prospectively to all modifications or exchanges that occur on or after the date of adoption. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

In July 2021, the FASB issued ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. For public business entities that have adopted ASC 842 as of July 19, 2021, the amendments in ASU 2021-05 are effective for fiscal years beginning after Dec 15, 2021 and for interim periods within those fiscal years. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

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

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	41,496	21,011
Restricted cash	1,180	50
Restricted cash, non-current	2,950	990
Total	45,626	22,051

Restricted cash as of December 31, 2021 includes $850 of minimum liquidity requirements as per the Piraeus Bank Loan Facility (Note 6), $500 of minimum liquidity requirements as per the February 2019 ATB Loan Facility (Note 6), $500 of minimum liquidity requirements as per the August 2021 Alpha Bank Loan Facility (Note 6), $1,600 of minimum liquidity requirement as per the Championship Cargill Sale and Leaseback (Note 6), $630 in a dry-docking reserve account as per the February 2019 ATB Loan Facility and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. The restricted cash amount that relates to the February 2019 ATB Loan Facility was classified as current due to the fact that the respective facility is repayable within the year ending December 31, 2022 (Note 6). Minimum liquidity, not legally restricted, as of December 31, 2021, of $7,100 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents”.

Restricted cash as of December 31, 2020 includes $500 of minimum liquidity requirements as per the February 2019 ATB Loan Facility (Note 6), $490 in a dry-docking reserve account as per the February 2019 ATB Loan Facility and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, as of December 31, 2020, of $4,500 as per the Company’s credit facilities covenants, calculated as $500 per owned vessel, is included in “Cash and cash equivalents”.

4.	Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2021	December 31, 2020
Lubricants	1,448	591
Bunkers	-	4,059
Total	1,448	4,650

As of December 31, 2021, there was no bunkers inventory as all vessels were employed under time charter agreements.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

5.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2021	December 31, 2020
Cost:
Beginning balance	307,870	292,280
- Additions	197,306	15,590
- Disposals	(17,127)	-
Ending balance	488,049	307,870

Accumulated depreciation:
Beginning balance	(51,133)	(38,499)
- Depreciation for the period	(17,076)	(12,634)
- Disposals	6,222	-
Ending balance	(61,987)	(51,133)

Net book value	426,062	256,737

On February 12, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Tradership, for a gross purchase price of $17,000. The vessel was delivered to the Company on June 9, 2021. The acquisition of the vessel was financed with cash on hand at the time of delivery and subsequently through the ABB Loan Facility (Note 6).

On March 10, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Flagship, for a gross purchase price of $28,385. The vessel was delivered to the Company on May 6, 2021. The acquisition of the vessel was financed with cash on hand at the time of delivery and subsequently through the sale and leaseback agreement entered into with Cargill International S.A., or Cargill, on May 11, 2021 (Note 6).

On March 11, 2021, the Company entered into an agreement with unaffiliated third parties for the purchase of a secondhand Capesize vessel, the Patriotship, for a gross purchase price of $26,600. The vessel was delivered to the Company on June 1, 2021. The acquisition of the vessel was financed with cash on hand at the time of delivery and subsequently through the sale and leaseback agreement entered into with CMB Financial Leasing Co., Ltd., or CMBFL, on June 22, 2021 (Note 6).

On March 19, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Hellasship, for a gross purchase price of $28,600. The vessel was delivered to the Company on May 6, 2021. The acquisition of the vessel was financed with cash on hand at the time of delivery and subsequently through the sale and leaseback agreement entered into with CMBFL on June 22, 2021 (Note 6).

On May 17, 2021, the Company entered into an agreement with unaffiliated third parties for the purchase of a secondhand Capesize vessel, the Worldship, for a gross purchase price of $33,700. The vessel was delivered to the Company on August 30, 2021. The acquisition of the vessel was financed with cash on hand at the time of delivery and subsequently through the Piraeus Bank Loan Facility (Note 6).

On June 22, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Friendship, for a gross purchase price of $24,600. The vessel was delivered to the Company on July 27, 2021. The acquisition of the vessel was financed with cash on hand at the time of delivery and subsequently through the August 2021 Alpha Bank Loan Facility (Note 6).

On October 5, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Dukeship, for a gross purchase price of $34,300. The vessel was delivered to the Company on November 26, 2021. The acquisition of the vessel was financed with cash on hand.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

During the year ended December 31, 2021, an amount of $3,973 of expenditures were capitalized that concern improvements on vessels performance and meeting environmental standards mainly due to installation of ballast water treatment systems and other energy saving devices. During the year ended December 31, 2020, the Company installed an exhaust gas cleaning system, or scrubber, on one of its vessels. The cost of this scrubber amounted to $3,705 in the aggregate. The cost of the ballast water treatment systems, scrubbers and energy saving devices are accounted as major improvement and are capitalized to vessels’ cost and depreciated over the remaining useful life of each vessel. Additionally, an amount of $148 and $485 of expenditures were capitalized during the years ended December 31, 2021 and 2020, respectively. Amounts paid in each period in relation to the aforementioned additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statements of cash flows.

As of December 31, 2021, the Knightship, the Championship, the Flagship, the Hellasship and the Patriotship are financed through other financial liabilities (sale and leaseback agreements) (Note 6). All vessels, except the ones financed through sale and leaseback agreements and the Dukeship, are mortgaged to secured loans of the Company (Note 6).

Gain on sale of vessel, net

On June 30, 2021, the Company entered into an agreement with an unaffiliated third party for the sale of the Leadership for a gross sale price of $12,600. As of June 30, 2021, the vessel was classified in current assets as “Vessels held for sale” in the consolidated balance sheet, according to the provisions of ASC 360, as all the criteria for this classification were met. The specific vessel was not impaired as of June 30, 2021, since its carrying amount plus unamortized dry-dock costs as at the balance sheet date was lower than its fair value less cost to sell. The vessel was delivered to her new owners on September 30, 2021. A gain on sale of vessel net of sale expenses amounting to $697 was recognized in the consolidated statement of operations, since its carrying amount plus unamortized dry-dock costs as at the balance sheet date was lower than its fair value less cost to sell and was presented as “Gain on vessel sale, net” in the consolidated statement of operations.

6.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2021	December 31, 2020
Long-term debt and other financial liabilities	218,551	173,289
Less: Deferred financing costs and debt discounts	(3,377)	(3,527)
Total	215,174	169,762
Less - current portion	(68,473)	(19,417)
Long-term portion	146,701	150,345

Senior long-term debt

New Financing Activities during the year ended December 31, 2021

Aegean Baltic Bank S.A. (“ABB”) / ABB Loan Facility

On April 22, 2021, the Company entered into a facility agreement with Aegean Baltic Bank S.A. for a $15,500 term loan for the financing of the Goodship and the Tradership, or the ABB Loan Facility. The facility was available in two tranches: (i) Tranche A of $7,500 for the Goodship was drawn down on April 26, 2021 and (ii) Tranche B of $8,000 for the Tradership was drawn down on June 14, 2021. The loan bears interest of LIBOR plus a margin of 4%. Tranche A is repayable in 18 quarterly installments of $200 each, with the last installment, together with a balloon installment of $3,900, payable in October 2025. Tranche B is repayable in 18 quarterly installments of $200 each, with the last installment, together with a balloon installment of $4,400, payable in December 2025. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 85% until the maturity. Each borrower is required to maintain minimum liquidity of $300 in its earnings account. In addition, the borrowers shall ensure that the market value of the vessels plus any additional security shall not be less than 130% of the aggregate outstanding loan amount. As of December 31, 2021, the amount outstanding under the facility was $14,700.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

May 2021 Alpha Bank Loan Facility & August 2021 Alpha Bank Loan Facility

On May 20, 2021, the Company entered into a facility agreement with Alpha Bank S.A. for a $37,450 term loan for the (i) refinancing of two existing loan facilities with Alpha Bank with an aggregate outstanding of $25,459 secured by the Leadership and the Squireship and (ii) partial financing of the previously unencumbered Lordship. On August 9, 2021, the Company entered into another facility agreement with Alpha Bank S.A. for a $44,120 term loan for the (i) refinancing of the loan facility with Alpha Bank secured by the Leadership, the Squireship and the Lordship and (ii) financing of the previously unencumbered Friendship, effectively replacing the Leadership with the Friendship in the security structure and increasing the loan amount. The loan is divided into two tranches as follows: Tranche A, secured by and corresponding to the Squireship and the Lordship and Tranche B, secured by and corresponding to the Friendship. The applicable interest rate for is LIBOR plus 3.5% and LIBOR plus 3.25% for Tranche A and Tranche B respectively. Tranche A matures on May 21, 2025, and Tranche B on August 11, 2025. Tranche A will be repaid through four quarterly installments of $1,250, followed by four quarterly installments of $1,040, followed by eight quarterly installments of $875 and a balloon of $14,960 payable together with the last installment. Tranche B will be repaid through four quarterly installments of $700 followed by twelve quarterly installments of $375 and a balloon of $5,700 payable together with the last installment. Each of the borrowers owning the Squireship and the Lordship are required to maintain average quarterly minimum free liquidity of $500, whereas the borrower owning the Friendship is required to maintain $500 at all times. In addition, the borrowers shall ensure that the market value of the vessels plus any additional security shall not be less than 125% of the aggregate outstanding loan amount. Both facility agreements were assessed based on provisions of ASC 470-50 and were treated as debt modifications. As of December 31, 2021, the amount outstanding under the facility was $40,920.

Piraeus Bank Loan Facility

On November 12, 2021, the Company entered into a $16,850 sustainability-linked loan facility with Piraeus Bank S.A. to finance part of the acquisition cost of the Worldship. The interest rate is 3.05% plus LIBOR, which can be decreased to 2.95% based on certain emission reduction thresholds (as described in detail therein) (Note 8). The principal will be repaid over a five-year term, through four  installments of $1,000, followed by two installments of $750, followed by 14 installments of $375, followed by a balloon of $6,100 payable together with the last installment. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 85% until the maturity. The borrower is required to maintain minimum liquidity of $850 in its earnings account. In addition, the borrower shall ensure that the market value of the vessel plus any additional security shall not be less than 130% of the aggregate outstanding loan amount. As of December 31, 2021, the amount outstanding under the facility was $16,850.

Sinopac Loan Facility

On December 20, 2021, the Company entered into a $15,000 loan facility with Sinopac Capital International (HK) Limited to refinance the previous loan facility of Entrust Global secured by the Geniuship. The interest rate is 3.5% plus LIBOR. The principal will be repaid over a five-year term, through four quarterly installments of $530 followed by 16 quarterly installments of $385 and a final balloon payment of $6,720 payable together with the last installment. The borrower shall ensure that the market value of the vessel plus any additional security shall not be less than 130% of the aggregate outstanding loan amount. As of December 31, 2021, the amount outstanding under the facility was $15,000.

Pre - Existing Loan Facilities

UniCredit Bank Loan Facility

On September 11, 2015, the Company entered into a facility agreement with UniCredit Bank AG, for a secured loan facility of $52,705 to partially finance the acquisition of the Premiership, Gladiatorship and Guardianship. On November 22, 2018 following the sale of the Gladiatorship and Guardianship, the Company entered into an amendment and restatement of the facility in order to (i) release the respective vessel-owning subsidiaries of the Gladiatorship and the Guardianship as borrowers and (ii) include as replacement borrower the vessel-owning subsidiary of the Fellowship. On July 3, 2019, the Company entered into a supplemental agreement pursuant to which: (i) $2,208 of installments originally falling due within 2019 were deferred to the balloon installment on December 28, 2020, (ii) the applicable margin was increased by 1% from 3.20% to 4.20% with effect from March 26, 2019 until December 27, 2019 inclusive and reinstated to the original levels subsequently and (iii) the requirement for each borrower to hold minimum liquidity of $500 cash was cancelled. On February 8, 2021, the Company entered into a supplemental agreement to the facility with UniCredit Bank AG. Pursuant to the supplemental agreement: (i) the application of the Leverage Ratio, the ratio of EBITDA to interest payments and the Security Cover Ratio (each term as defined therein) were waived with retrospective effect from June 2020 onwards (January 2020 for the Security Cover Ratio only) and for the remaining duration of the facility, (ii)  quarterly installments were reduced from $1,550 to $1,200, effective as of the December 2020 installment, (iii) the applicable margin was increased from 3.2% to 3.5% with effect as of December 29, 2020 until the maturity of the facility, and (iv) the maturity of the loan was extended to December 29, 2022 from December 29, 2020 initially. As of December 31, 2021, the amount outstanding under this facility was $27,185.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

February 2019 ATB Loan Facility

On February 13, 2019, the Company entered into a new loan facility with ATB, or the February 2019 ATB Loan Facility, in order to (i) refinance the existing indebtedness over the Partnership under the May 2017 ATB Loan Facility and (ii) for the financing of installation of open loop scrubber systems on the Squireship and Premiership. The February 2019 ATB Loan Facility is divided in Tranche A, relating to the refinancing of the Partnership, and Tranches B and C for the financing of the scrubber systems on the Squireship and the Premiership, respectively. Pursuant to the terms of the facility, Tranche A is repayable in eight equal quarterly installments being $200 each and a balloon payment of $13,190 payable on November 27, 2022 and each of Tranche B and C is repayable in seven quarterly installments of $189.8 until August 26, 2022. On February 12, 2021, the Company entered into a supplemental agreement to the facility with ATB. Pursuant to the supplemental agreement: (i) the Leverage Ratio (as defined therein) was amended to 85% from 75% previously, with retrospective effect from June 2020 onwards and for the remaining duration of the facility, (ii) the ratio of EBITDA to *interest payments (as defined therein) was waived with retrospective effect from June 2020 onwards and for the remaining duration of the facility and (iii) the minimum required security cover (as defined therein) was amended to (a) 140% until June 30, 2021 (inclusive), (b) 145% until December 31, 2021 (inclusive) and (c) 150% thereafter and until the maturity of the loan on November 26, 2022. On December 9, 2021, the Company entered into a supplemental letter to the facility with ATB. Pursuant to the supplemental letter: the lender (i) provided its consent for the prepayment of the Third JDH Note secured by the Partnership and being subject to an intercreditor agreement entered into between the Company, ATB and the holder of the convertible note, (ii) waived a breach of the borrower concerning the repayment of certain subordinated liabilities (as defined therein) in the amount of $1,080 and (iii) waived the borrower’s obligation to make an additional repayment (as defined therein) in the amount of $1,080. An amendment fee of $50 was paid in respect of the supplemental letter. As of December 31, 2021, the amount outstanding under this facility was $15,129.

July 2020 Entrust Facility

On July 15, 2020, the Company entered into a secured loan facility of $22,500 with Lucid Agency Services Limited and Lucid Trustee Services Limited, as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders, or the “July 2020 Entrust Facility”, the proceeds of which were used for the settlement of the HCOB Facility. The Company drew down the $22,500 on July 16, 2020. In addition, the July 2020 Entrust Facility was cross collateralized with an existing loan facility secured by the Lordship. The cross-collateral security structure was released following the full prepayment of the loan facility secured by the Lordship (discussed below under “Entrust Loan Facility”). On December 20, 2021, the Company repaid the balance of $14,618 related to Tranche B for the Geniuship. All securities created for the Geniuship were irrevocably and unconditionally released. On the date of repayment, $438 of unamortized debt discounts were written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”. As of December 31, 2021, $5,500 was outstanding under the July 2020 Entrust Facility.

As of December 31, 2021, each of the facilities mentioned above was secured by a first priority mortgage over the respective vessel and a corporate guarantee by the Company. In addition, certain of these loan facilities are secured by general assignments covering the respective vessels’ earnings, charter parties, insurances and requisition compensation; account pledge agreements covering the vessels’ earnings accounts; specific charterparty assignments, usually for charterparties exceeding 12 months in duration; technical and commercial managers’ undertakings; pledge agreements covering the shares of the applicable vessel-owning subsidiaries and hedging assignment agreements.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Loan Facilities repaid during the years ended December 31, 2021, 2020 and 2019

Leader Alpha Bank Loan Facility

On March 6, 2015, the Company entered into a loan agreement with Alpha Bank S.A., for a secured loan facility in an amount of $8,750. The loan was used to partially finance the acquisition of the Leadership. The loan, among others, was secured by a first preferred mortgage over the Leadership and a corporate guarantee by the Company. The interest rate of the facility was equal to LIBOR plus a margin of 3.75%. On March 17, 2020, the Company entered into a fifth supplemental agreement with Alpha Bank S.A. regarding the subject facility. Pursuant to the terms of the supplemental agreement: (i) the maturity date was extended from March 18, 2020 to December 31, 2022, (ii) the repayment of the facility would be made by eight consecutive quarterly repayments of $250 each followed by a balloon installment of $2,303 to be made on the maturity date, (iii) the financial covenants at the corporate guarantor level would not be applicable any longer save for the minimum liquidity covenant and (iv) a 30-days moving average balance of $500 was required to be maintained in the Earnings Account of the Leadership. An amendment fee of $50 was paid in respect of the fifth supplemental agreement. The fifth supplemental agreement was assessed based on provisions of ASC 470-50 and was treated as debt modification. The subject facility was refinanced in full on May 20, 2021.

Hamburg Commercial Bank AG (formerly HSH Nordbank AG) Loan Facility/Settlement Agreement

On September 1, 2015, the Company entered into a loan agreement with Hamburg Commercial Bank AG (formerly HSH Nordbank AG), or HCOB, for a secured loan facility of $44,430, or the HCOB Facility. The loan was fully drawn down in 2015 and was used to pay for the acquisition of the Geniuship and the Gloriuship and had an original final maturity date of June 30, 2020. The HCOB Facility, was secured, among others, by first preferred mortgages over the Geniuship and Gloriuship and a corporate guarantee by the Company. The interest rate of the facility was equal to LIBOR plus a margin of 3.75%. On June 26, 2020, the Company entered into a settlement agreement with HCOB. Pursuant to the terms of the settlement agreement, the Company, in order to fully settle its obligations under the loan agreement was required to pay a total amount of $23,500 out of the then outstanding amount of the loan agreement of $29,056 until July 31, 2020. On July 17, 2020, the Company settled the full amount of the HCOB Facility through a $23,500 payment with the funds obtained from the proceeds of a new loan facility and cash on hand, following which all securities created in favor of HCOB were irrevocably and unconditionally released. As a result, the Company recognized a gain of $5,144. The settlement agreement was assessed based on provisions of ASC 470-60 and was treated as troubled debt restructuring.

Squire Alpha Bank Loan Facility

On November 4, 2015, the Company entered into a loan agreement with Alpha Bank S.A., for a secured loan facility of $33,750. The loan was used to partially finance the acquisition of the Squireship. The subject facility was secured, among others, by a first preferred mortgage over the Squireship, a corporate guarantee by Leader Shipping Co., being the vessel-owning subsidiary of the Leadership, a second preferred mortgage over the Leadership and a corporate guarantee by the Company. The interest rate of the facility was equal to LIBOR plus a margin of 3.50%. On March 31, 2020, the Company entered into a fourth supplemental agreement with Alpha Bank S.A. regarding the subject facility. Pursuant to the terms of the supplemental agreement: (i) the maturity date was extended from November 10, 2021 to December 31, 2022, (ii) the repayment of the facility would be made by two prepayments of $500 each on August 26, 2020 and October 1, 2020 as well as eight consecutive quarterly repayments of $919 each followed by a balloon installment of $14,975 to be made on the maturity date, (iii) the ratio of the market value of the Squireship plus any additional security to the total facility outstanding would not be less than 100% for 2020, not less than 110% starting for 2021 and not less than 115% until maturity, (iv) the financial covenants at the corporate guarantor level would not be applicable any longer save for the minimum liquidity covenant and (v) a 30-days moving average balance of $500 was required to be maintained in the earnings account of the Squireship. An amendment fee of $75 was paid in respect of the fourth supplemental agreement. The fourth supplemental agreement was assessed based on provisions of ASC 470-50 and was treated as debt modification. The subject facility was refinanced in full on May 20, 2021.

May 2017 ATB Loan Facility

On May 24, 2017, the Company entered into a loan agreement with ATB for a secured loan facility of up to $18,000 to partially finance the acquisition of the Partnership. On September 25, 2017, in order to partially fund the refinancing of a previous loan facility with Natixis dated December 2, 2015, the facility was amended and restated (referred to hereunder as the “May 2017 ATB Loan Facility”), increasing the loan amount by an additional tranche of $16,500, or Tranche B. The amendment and restatement of the facility did not alter the interest rate, the maturity date, the amortization and the repayment terms of the existing tranche under the loan facility, or the financial covenants applicable to the Company as guarantor. On November 7, 2018, ATB entered into a deed of release with respect to the Championship, releasing the underlying borrower in full after the settlement of the outstanding balance of $15,700 pertaining to the specific vessel tranche. The first-priority mortgage over the Championship and all other securities created in favor of ATB for the specific vessel’s tranche were irrevocably and unconditionally released pursuant to the deed of release. On February 15, 2019, ATB entered into a further deed of release with respect to the Partnership resulting in a complete release of the facility agreement after full settlement of the outstanding balance of $16,390.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Entrust Loan Facility

On June 11, 2018, the Company entered into a $24,500 loan agreement with certain Blue Ocean maritime lending funds managed by EnTrust Permal as lenders and Wilmington Trust, National Association as facility and security agent for the purpose of refinancing the outstanding indebtedness of the Lordship under a previous loan facility with Northern Shipping Fund, of NSF. The facility was expiring on June 13, 2023, or on June 13, 2025, subject to certain conditions, and had a balloon installment of $15,300 or $9,500 due at maturity, assuming a maturity date in June 2023 or in June 2025, respectively. The weighted average all-in interest rate was equal to 11.4% or 11.2% assuming a maturity date in June 2023 or in June 2025, respectively. The subject facility was secured, among others, by a first priority mortgage over the Lordship and a corporate guarantee by the Company. On July 15, 2020, the Company entered into an amendment and restatement of the $24,500 loan agreement mentioned above. The amended and restated facility is hereunder referred to us the “Entrust Loan Facility”. Pursuant to the terms of the Entrust Loan Facility (i) Wilmington Trust, National Association resigned as facility agent and security agent and Lucid Agency Services Limited and Lucid Trustee Services Limited were appointed as successor facility agent and security agent, respectively and (ii) the facility was cross-collateralized with the July 2020 Entrust Facility . The original terms and securities of the subject facility agreement were not otherwise altered by the amendment and restatement. The amendment and restatement of the agreement was assessed based on provisions of ASC 470-50 and was treated as debt modification. On March 5, 2021, the Company repaid the full balance of the Entrust Loan Facility and all securities created to cross-collateralize the Entrust Loan Facility with the July 2020 Entrust Facility  were irrevocably and unconditionally released. As of December 31, 2021, an amount of $438 was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss in extinguishment of debt” in the consolidated statement of operations.

Other Financial Liabilities - Sale and Leaseback Transactions

New Sale and Leaseback Activities during the year ended December 31, 2021

Flagship Cargill Sale and Leaseback

On May 11, 2021, the Company entered into a $20,500 sale and leaseback agreement with Cargill for the purpose of financing part of the acquisition cost of the Flagship. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. Under ASC 842-40, the transaction was accounted for as a financial liability. The implied average applicable interest rate is equivalent to 2% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of such period it has a purchase obligation at $10,000. Additionally, at the time of repurchase, if the market value of the vessel exceeds certain threshold prices, as set forth in the agreement, the Company will pay to Cargill 15% of the difference between the market price and such threshold prices. The Company has concluded that such contingent payment shall not be accrued in the consolidated financial statements, since information available does not indicate that it is probable that a liability has been incurred (i.e., buy back option) as of the latest balance sheet date and cannot be estimated. The charterhire principal amortizes in sixty monthly installments averaging approximately $175 each along with a balloon payment of $10,000, at maturity on May 10, 2026. The charterhire principal as of December 31, 2021, was $19,334.

CMB Financial Leasing Co., Ltd. (“CMBFL”) Sale and Leaseback

On June 22, 2021, the Company entered into sale and leaseback agreements for the Hellasship and the Patriotship in the total amount of a $30,900 with CMBFL for the purpose of financing the outstanding acquisition price of both vessels. The Company sold and chartered back the vessels from two affiliates of CMBFL on a bareboat basis for a five-year period. The financings bear interest of LIBOR plus a margin of 3.5%. The Company is required to maintain a corporate leverage ratio (as defined therein) that will not be higher than 85% until the maturity. Additionally, each bareboat Charterer is required to maintain minimum liquidity of $550 in its earnings account. The bareboat charterers are also required to maintain a value maintenance ratio of at least 120% of the charterhire principals. The Company has the option to buy back the vessels between the end of the second year until the end of the fifth year at predetermined prices as defined in the agreement. Under ASC 842-40, the transaction was accounted for as a financial liability as it was determined that the Company’s exercise of the option to buy back the vessels was highly probable considering the Company’s significant equity participation in the project, and as a result, the expiry cost of each vessel will be considerably lower than the respective net book value at such time. The charterhire principal amortizes in twenty quarterly installments of $780 each along with a balloon payment of $15,300, at maturity on June 28, 2026. The charterhire principal as of December 31, 2021, was $29,340.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Existing Sale and Leaseback Agreements

Hanchen Sale and Leaseback

On June 28, 2018, the Company entered into a $26,500 sale and leaseback agreement for the Knightship with Hanchen Limited (“Hanchen”), an affiliate of AVIC International Leasing Co., Ltd.. The Company’s wholly-owned subsidiary, Knight Ocean Navigation Co (“Knight” or the “Charterer”) sold and chartered back the vessel on a bareboat basis for an eight year period, having a purchase obligation at the end of the eighth year. The charterhire principal bears interest at LIBOR plus a margin of 4%.  Under ASC 842-40, the transaction was accounted for as a financial liability.  Of the $26,500, $18,550 were cash proceeds, $6,625 was withheld by Hanchen as an upfront charterhire upon the delivery of the vessel, and an amount of $1,325, or Charterer’s Deposit, included in “Deposits assets, non-current” in the consolidated balance sheets as of December 31, 2021 and 2020, was given as a deposit by Knight to Hanchen upon the delivery of the vessel in order to secure the due observance and performance by Knight of its obligations and undertakings as per the sale and leaseback agreement. The Charterer’s Deposit can be set off against the balloon payment at maturity. The Charterer is required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120% of the charterhire principal minus the Charterer’s Deposit. The Company has continuous options to buy back the Knightship at any time following the second anniversary of the bareboat charter and a purchase obligation of $5,299 at the end of the leaseback period. The charterhire principal amortizes in thirty-two consecutive equal quarterly installments of approximately $456 along with a balloon payment of $5,299 at maturity on June 29, 2026. The charterhire principal, as of December 31, 2021, was $13,498.

Championship Cargill Sale and Leaseback

On November 7, 2018, the Company entered into a $23,500 sale and leaseback agreement for the Championship with Cargill International SA (“Cargill”) for the purpose of refinancing the outstanding indebtedness of the Championship under the May 2017 ATB Loan Facility. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five year period, having a purchase obligation at the end of the fifth year. The cost of the financing is equivalent to a fixed interest rate of 4.71% for five years. Under ASC 842-40, the transaction was accounted for as a financial liability. The Company is required to maintain an amount of $1,600 which may be set-off against the vessel repurchase price (Note 3). Moreover, under the subject sale and leaseback agreement, an additional tranche was provided to the Company for an amount of up to $2,750 for the purpose of financing the cost associated with the acquisition and installation on board the Championship of an open loop scrubber system which was fully drawn. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. Moreover, as part of the transaction, the Company issued 7,500 of its common shares to Cargill which were subject to customary statutory registration requirements. The fair market value of the shares on the date issued to Cargill was $1,541 and amortize over the lease term using the effective interest method.  The unamortized balance is accounted for as a deferred finance cost and is classified in other financial liabilities on the consolidated balance sheets. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of which period it has a purchase obligation at $14,051. Additionally, at the time of repurchase, if the market value of the vessel exceeds certain threshold prices, as set forth in the agreement, the Company will pay to Cargill 15% of the difference between the market price and such threshold prices.   The Company has concluded that such contingent payment shall not be accrued in the consolidated financial statements, since information available does not indicate that it is probable that a liability has been incurred (i.e., buy back option) as of the latest balance sheet date and cannot be estimated.  The charterhire principal amortizes in sixty monthly installments averaging approximately $167 each along with a balloon payment of $14,051, including the additional scrubber tranche, at maturity on November 7, 2023. The charterhire principal and the scrubber tranche, as of December 31, 2021, was $17,594 and $1,652, respectively.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

As of December 31, 2021, certain of the Company’s sale and leaseback agreements discussed above are secured by a guarantee from the Company; general assignments covering the respective vessels’ (i) earnings, (ii) insurances and requisition compensation; account pledge agreements; technical and commercial managers’ undertakings and pledge agreements covering the shares of the applicable bareboat charterer subsidiary.

All of the Company’s secured facilities (i.e., long-term debt and other financial liabilities) bear either floating interest at LIBOR plus a margin or fixed interest.

Certain of the Company’s long-term debt and other financial liabilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:

•	a minimum borrower’s liquidity;
•	a minimum guarantor’s liquidity;
•	a borrower’s security coverage requirement; and
•	a guarantor’s leverage ratio.

As of December 31, 2021, the Company was in compliance with all covenants relating to its loan facilities as at that date.

As of December 31, 2021, eleven of the Company’s owned vessels, having a net carrying value of $253,276, were subject to first and second priority mortgages as collaterals to their long-term debt facilities. In addition, the Company’s five bareboat chartered vessels, having a net carrying value of $138,592 as of December 31, 2021, have been financed through sale and leaseback agreements. As of December 31, 2021, one of the Company’s owned vessels, having a net carrying value of $34,194, was not subject to any mortgage as collateral to a long-term facility.

Subordinated long-term debt

The Company refers to the First JDH Loan, the Second JDH Loan and the Fourth JDH Loan (all mentioned below) as the “JDH Loans”.

Securities Purchase Agreements and Omnibus Supplemental Agreements:

On May 9, 2019, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with JDH in exchange for, among other things, the full and final settlement of certain unpaid interest and the neutralization of the interest rate under the JDH Loans and the JDH Notes (Note 7) for the period of April 1, 2019 until December 31, 2019 inclusive and a waiver of a mandatory prepayment requirement under the Fourth JDH Loan. In particular, in exchange for: (a) 621,958 Units, JDH settled $2,115 of accrued unpaid interest through March 31, 2019 and (b) 1,201,571 Units, JDH (i) amended the interest rate at 0% per annum under each of the JDH Notes and JDH Loans for the period between April 1, 2019 and December 31, 2019 inclusive, resulting in an elimination of interest payments in an aggregate amount of $3,846 (which was accounted for as a deferred finance cost), and (ii) waived the mandatory prepayment obligation under the Fourth JDH Loan to prepay the full or any part of the loan by utilizing at least 25% of the net proceeds of any public offering of securities, resulting in a deferred finance cost of $239. The $2,115 accrued unpaid interest settled was written off and an equal amount was recorded in equity at a price of $3.40 per unit which was determined as the fair value of the units at the date of the transaction, by reference to the public offering of units that took place concurrently with the private placement. In this respect, no gain or loss was recognized in the accompanying consolidated financial statements in relation with this transaction. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” regarding the elimination of interest payments and the deferred finance cost for the waiver of the prepayment of $3,846 and $239, respectively. Such amounts were deemed equivalent to the fair value of the shares issued to JDH under the Purchase Agreement. The transaction was accounted for as debt modification, and as such, both amounts were recorded in equity and were deferred and amortized over the duration of the related facilities (and presented on the balance sheet against the respective balances as “net of deferred finance costs”).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

In December 2020, the Company and JDH entered into another securities purchase agreement, or SPA, an omnibus supplemental agreement with respect to the JDH Loans (as mentioned below), or Omnibus Loans Agreement, and an omnibus supplemental agreement with respect to the JDH Notes (as mentioned below), or Omnibus Notes Agreement, which set forth the terms of the amendments of the outstanding loan facilities and convertible notes between the Company and JDH. Pursuant to these agreements, all maturities under the JDH Loans and the JDH Notes (as mentioned below) were extended to December 2024 and the interest rate was set at 5.5% until maturity. The conversion price under the JDH Notes was set to $1.20 per common share. In connection with this transaction, the Company prepaid $6,500 of the principal amount of the Second JDH Loan on December 31, 2020. In exchange for the settlement of all accrued and unpaid interest under the JDH Loans and JDH Notes through December 31, 2020, in an aggregate amount of $4,350, and an amendment fee of $1,241, the Company issued, on January 8, 2021, 7,986,913 units at a price of $0.70 per unit, with each unit consisting of one common share of the Company (or, at JDH’s option, one pre-funded warrant in lieu of such common share) and one warrant to purchase one common share at an exercise price of $0.70. Furthermore, the Company granted to JDH an option, to purchase up to 4,285,714 additional Units at a price of $0.70 per Unit in exchange for the settlement of principal under the Second JDH Loan in an amount equal to the aggregate purchase price of the units. In addition, pursuant to the terms of the Omnibus Loans Agreement, in 2022 and 2023, two mandatory repayments of $8,000 will be made, which will be applied to the JDH Loans on a pro rata basis based upon the principal amounts outstanding at that time. Any amounts outstanding after the two mandatory repayments will be repaid at the maturity date. Furthermore, the Omnibus Loans Agreement provides for certain prepayment provisions through a cash sweep mechanism, capturing (i) corporate liquidity in excess of $25,000 or (ii) Time Charter Equivalent revenues in excess of $18,000 and up to $21,000. Lastly the JDH Loans are mandatorily prepaid on a pro rata basis from 25% of the net proceeds from any future equity offerings and warrant exercises. Pursuant to the terms of the Omnibus Loans Agreement, the total repayments on the JDH Loans (including the mandatory repayments and any prepayments) shall not exceed $12,000 in any twelve-month period ending on December 31.

The Company considered the troubled debt restructuring guidance regarding the December 31, 2020 JDH amendments and concluded that it was not met. The Company further considered the modification and extinguishment accounting guidance under ASC 470-50 and concluded that modification accounting was appropriate. The Company concluded:

(i) amount of $1,015 was expensed as incurred in 2020, since it concerned amounts paid to third parties in relation to the JDH amendments, whereas the remaining amount of $166 was included in additional paid-in capital, since these costs related to the issuance of units;

(ii) the amendment fee of $1,241 has been accounted for as a debt deferred cost and will be amortized to each facility’s maturity;

(iii) the fair value of the option granted to JDH to purchase up to 4,285,714 additional units was recorded as debt discount and will be amortized to Second JDH Loan’s maturity (Note 7);

(iv) for the accounting treatment of the fair value of the units issued to JDH and the change in the fair value of the conversion option, refer to Note 7.

All amounts regarding the JDH amendments discussed above were recorded as of December 31, 2020, the date of the closing of the transaction.

First JDH Loan originally entered into on October 4, 2016

On October 4, 2016, the Company entered into a loan facility with JDH to partly finance the acquisition of the Lordship and Knightship. As amended, the aggregate amount borrowed was $12,800. As further amended, the facility was repayable in one bullet payment together with accrued interest on the maturity date. On February 13, 2019, the Company and JDH amended and restated the First JDH Loan, in order to, among other things, extend the final repayment date to June 30, 2020. On May 29, 2019, the Company and JDH further amended the First JDH Loan in order to reflect the changes agreed with JDH in the Purchase Agreement: (i) interest of $159 unpaid and accrued up to March 31, 2019 inclusive was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 inclusive, and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 8.5%. The Company obtained extension of the maturity of this facility which was originally due on June 30, 2020 until November 13, 2020. Following the extension, the interest rate margin of the facility was increased by 1% per annum.

Pursuant to the terms of the SPA, all unpaid interest accrued of $630 under the First JDH Loan through December 31, 2020 was deemed fully and finally settled.  This facility was secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the vessel-owning subsidiary of the Partnership, all cross collateralized with the Third JDH Note and the Second JDH Loan, and a guarantee from the Company’s wholly-owned subsidiary, Emperor Holding Ltd. (“Emperor”), which is the holding company of the vessel-owning subsidiary that owns the Lordship and of the bareboat charterer of the Knightship.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

In February 2021, the Company fully repaid the outstanding balance of $5,900 of the First JDH Loan using proceeds from (i) Class E warrants exercises during 2021 (Note 10) and (ii) its February 2021 registered direct offering (Note 10), pursuant to the mandatory prepayment terms of the SPA and Omnibus Loans Agreement. On the date of repayment, $111 of unamortized debt discounts were written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss in extinguishment of debt” in the consolidated statement of operations.

Second JDH Loan originally entered into on May 24, 2017

On May 24, 2017, the Company entered into a $16,200 loan facility with JDH to partially finance the acquisition of the Partnership. On February 13, 2019, the Company and JDH amended the Second JDH Loan, in order to, among other things, extend the final repayment date to December 30, 2020. On May 29, 2019, the Company and JDH further amended the Second JDH Loan to reflect the changes agreed with JDH in the Purchase Agreement: (i) interest of $354 unpaid and accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 inclusive and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 6.0%.

Pursuant to the terms of the SPA, all unpaid interest accrued of $841 under the Second JDH Loan through December 31, 2020 was deemed fully and finally settled.  The facility was secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the vessel-owning subsidiary of the Partnership; all cross collateralized with the Third JDH Note and the First JDH Loan, and a guarantee from Emperor. The unamortized deferred financing costs as of December 31, 2020, include an amount of $543, being the fair value of the option granted to JDH to purchase additional securities (Note 8).

In February 2021, the Company prepaid $100 of the outstanding balance of the Second JDH Loan, using proceeds from (i) Class E warrants exercises during 2021 (Note 10) and (ii) its February 2021 registered direct offering (Note 10). On April 26, 2021, JDH exercised its option to purchase 4,285,714 additional Units (with each unit consisting of one common share of the Company, or, at JDH’s option, one pre-funded warrant in lieu of such common share, and one warrant to purchase one common share at an exercise price of $0.70) at a price of $0.70 per Unit in exchange for the settlement of principal under the Second JDH Loan in an amount of $3,000 (i.e., an amount equal to the aggregate purchase price of the units). The issuance of units to JDH and associated reduction in debt balance took place on May 6, 2021. On the same date, the Company fully amortized the unamortized balance of $424 of the fair value of the option to purchase the 4,285,714 Units, in accordance with its original conversioin terms and recognized such amount in “Interest and Finance costs”. As of December 31, 2021, an amount of $1,850, gross of deferred financing costs of $44, was outstanding under the Second JDH Loan (Note 14).

Fourth JDH Loan originally entered into on March 26, 2019

On March 26, 2019, the Company entered into a $7,000 loan facility with JDH, the proceeds of which were utilized (i) to refinance a loan facility originally entered with JDH in April 2018 and (ii) for general corporate purposes. The Company drew down the entire $7,000 on March 27, 2019. The facility had a maturity date of September 27, 2020 and was repayable through one installment of $1,000 due on January 5, 2020 and a balloon installment of $6,000 payable at maturity. If the balance of Cash and Cash Equivalents (including Restricted Cash) as of December 31, 2019 was lower than $7,500, the Company had the option to request the deferral of the first repayment installment to the balloon installment; the Company repaid the $1,000 to JDH in January 2020. On May 29, 2019, the Company and JDH amended the Fourth JDH Loan to reflect the changes agreed with JDH in the Purchase Agreement: (i) interest of $6 unpaid and accrued up to March 31, 2019 inclusive was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 inclusive, (iii) the interest rate from January 1, 2020 until maturity was set at 6.0% per annum and (iv) the mandatory obligation to prepay the full or any part of the Fourth JDH Loan by utilizing an amount equal to not less than 25% of the net proceeds of any public offering of securities was waived. The Company obtained an extension of the maturity of this facility which was originally due on September 27, 2020 until November 13, 2020.

Pursuant to the terms of the SPA, all unpaid interest of $454 accrued under the Fourth JDH Loan through December 31, 2020 was deemed fully and finally settled. The Fourth JDH Loan Facility was secured by a guarantee from Emperor.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

In February 2021, the Company fully repaid the outstanding balance of $6,000 of the Fourth JDH Loan using proceeds from (i) Class E warrants exercises during 2021 (Note 10) and (ii) its February 2021 registered direct offering (Note 10), pursuant to the mandatory prepayment terms of the SPA and Omnibus Loans Agreement. On the date of repayment, $113 of unamortized debt discounts were written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss in extinguishment of debt” in the consolidated statement of operations.

The annual principal payments required to be made after December 31, 2021 for all long-term debt and other financial liabilities are as follows:

Twelve month periods ending December 31,	Amount
2022	69,821
2023	35,731
2024	18,108
2025	45,041
Thereafter	49,850
Total	218,551

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

7.	Convertible Notes:

The Company refers to the First JDH Note, the Second JDH Note and the Third JDH Note (mentioned below) as the “JDH Notes”.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2021	December 31, 2020
Convertible notes	21,165	38,715
Less: beneficial conversion feature	(10,949)	(18,360)
Convertible notes, net of beneficial conversion feature	10,216	20,355
Less: Deferred financing costs	(75)	(915)
Less: Change in fair value of conversion option	(2,568)	(4,924)
Total	7,573	14,516
Less - current portion	(769)	-
Long-term portion	6,804	14,516

On December 31, 2020, the Company entered into the Omnibus Notes Agreement pursuant to which the maturity of the JDH Notes were extended to December 31, 2024, the interest rate was set at a fixed rate of 5.5% and the conversion price was adjusted to $1.20. In addition, pursuant to the terms of the Omnibus Notes Agreement, in 2022 and 2023, two mandatory repayments will be made towards the JDH Notes in an amount equal to the difference between $8,000 and any repayments made towards the First, Second and Fourth JDH Loans under the Omnibus Loans Agreement. Amounts repaid will be applied to the JDH Notes on a pro rata basis based upon the principal amounts outstanding. Any amounts outstanding after the two mandatory repayments will be repaid at the maturity date. Furthermore, the Omnibus Notes Agreement provides for certain prepayment provisions through a cash sweep mechanism, capturing (i) corporate liquidity in excess of $25,000 or (ii) Time Charter Equivalent revenues in excess of $18,000 and up to $21,000. The total amount to be repaid on the JDH Notes (including the mandatory repayments and any prepayments) and on the JDH Loans shall not exceed $12,000 in any twelve-month period ending on December 31. Additionally, pursuant to the terms of the SPA, all unpaid interest accrued under the JDH Notes through December 31, 2020 of $2,425 was deemed fully and finally settled.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

March 12, 2015 - $4,000 Convertible Note (First JDH Note)

On March 12, 2015, the Company issued a convertible note of $4,000 to JDH for general corporate purposes. The First JDH Note was secured by a guarantee from Emperor. On March 26, 2019, the Company and JDH amended the First JDH Note, in order to, among other things, (i) extend the maturity to December 31, 2020 and (ii) provide that the aggregate outstanding principal amount along with accrued interest shall be repaid in one bullet payment on the maturity date. On May 29, 2019, the Company and JDH further amended the First JDH Note, in order to reflect the changes agreed with JDH in the Purchase Agreement: (i) interest of $155 unpaid and accrued up to March 31, 2019 inclusive was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 inclusive and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. Pursuant to the terms of the SPA, all unpaid interest accrued of $238 under the First JDH Note through December 31, 2020 was deemed fully and finally settled.

On October 5, 2021, JDH elected to convert $120 of the principal amount of the First JDH Note into 100,000 fully paid and non-assessable shares. On the date of conversion, $19 of unamortized debt discounts were expensed as interest according to the debt conversion guidance of ASC 470-20-40-1.

On October 8, 2021, JDH elected to convert an additional $3,480 of the principal amount of the First JDH Note into 2,900,000 fully paid and non-assessable shares. On the date of conversion, $543 of unamortized debt discounts were expensed as interest according to the debt conversion guidance of ASC 470-20-40-1.

On December 10, 2021, the Company redeemed at par the $200 outstanding balance of the First JDH Note with cash on hand by utilizing the note’s voluntary prepayment provisions (as described therein). On the date of prepayment, $30 of unamortized debt discounts were written off according to the debt extinguishment guidance of ASC 470-20-40-3 and was included in “Loss in extinguishment of debt” in the consolidated statement of operations. As of December 31, 2021, no amounts were outstanding under the First JDH Note.

September 27, 2017 - $13,750 Convertible Note (Third JDH Note)

On September 27, 2017, the Company issued a convertible note of $13,750 to JDH for, inter alia, general corporate purposes. The Third JDH Note was secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the Company’s vessel-owning subsidiary that owns the Partnership; all cross collateralized with the First and the Second JDH Loans (Note 6) and by a guarantee from Emperor. On February 13, 2019, the Company and JDH amended the Third JDH Note, in order to, among other things, (i) extend the note’s maturity to December 31, 2022, (ii) provide that the aggregate outstanding principal amount along with unpaid and accrued interest shall be repaid in one bullet payment on the maturity date and (iii) record the second priority securities and the guarantee from Emperor mentioned above. The second priority mortgage, second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and the guarantee issued from the vessel’s owning subsidiary were executed on February 15, 2019. Additionally, an option was given to the Company to prepay at any time the whole or any part of the note in a number of fully paid and non-assessable shares in the Company equal to an amount of the note being prepaid divided by a price per share to be agreed with JDH. On May 29, 2019, the Company and JDH further amended the Third JDH Note, in order to reflect the changes agreed with JDH in the Purchase Agreement: (i) interest of $540 unpaid and accrued up to March 31, 2019 inclusive was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 inclusive and (iii) the interest rate from January 1, 2020 until the note’s maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. Pursuant to the terms of the SPA, all unpaid interest accrued of $861 under the Third JDH Note through December 31, 2020 was deemed fully and finally settled.

On December 10, 2021, the Company redeemed at par the $13,750 outstanding balance of the Third JDH Note with cash on hand by utilizing the note’s voluntary prepayment provisions (as described therein). On the date of prepayment, $6,171 of unamortized debt discounts, which included BCF, were written off according to the debt extinguishment guidance of ASC 470-20-40-3 and was included in “Loss in extinguishment of debt” in the consolidated statement of operations. As of December 31, 2021, no amounts were outstanding under the Third JDH Note.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The net debt at inception (i.e. initial applicable limit minus debt discount related to BCF), accumulated deficit and debt movement of the First and Third JDH Notes is presented below:
	Net debt at inception	Accumulated deficit	Debt
Balance, December 31, 2019	3,361	5,801	9,162
Amortization (Note 11)	-	2,869	2,869
Balance, December 31, 2020	3,361	8,670	12,031
Repayments/ Conversions	(17,550)	-	(17,550)
Amortization (Note 11)	-	995	995
Loss on extinguishment	-	4,524	4,524
Balance, December 31, 2021	(14,189)	14,189	-

The equity movement of the First and Third JDH Notes is presented below:

Additional paid-in capital
Balance, December 31, 2019	14,189
Balance, December 31, 2020	14,189
Balance, December 31, 2021	14,189

September 7, 2015 - $21,165 Revolving Convertible Note (Second JDH Note)

On September 7, 2015, the Company issued a revolving convertible note of $6,765 (the “Applicable Limit”) to JDH for general corporate purposes. Following twelve amendments to the Second JDH Note between December 2015 and May 2019, the Applicable Limit was raised to $24,665. Moreover, pursuant to the eleventh amendment entered into on March 26, 2019, the Company was provided with the option to drawdown up to $3,500 by April 10, 2020, or the Final Revolving Advance Date. Since such request was not made by the Final Revolving Advance Date, the Applicable Limit was reduced to $21,165. The aggregate outstanding principal was repayable in December 2022. The Second JDH Note is secured by a guarantee from Emperor. On May 29, 2019, the Company and JDH amended the Second JDH Note, in order to reflect the changes agreed with JDH in the Purchase Agreement: (i) interest of $901 unpaid and accrued up to March 31, 2019 inclusive was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 inclusive and (iii) the interest rate from January 1, 2020 until the note’s maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. Pursuant to the terms of the SPA, all unpaid interest accrued of $1,326 under the Second JDH Note through December 31, 2020 was deemed fully and finally settled. As of December 31, 2021, $21,165 was outstanding under the Second JDH Note. The Company voluntarily prepaid $5,000 of the Second JDH Note on January 26, 2022 and another $5,000 on March 10, 2022 (Note 14).

The net debt at inception (i.e. initial applicable limit minus debt discount related to BCF), accumulated deficit and debt movement of the Second JDH Note is presented below:

	Net debt at inception	Accumulated deficit	Debt
Balance, December 31, 2019	3,500	5,675	5,675
Deductions	(3,500)	-	-
Amortization (Note 11)	-	2,649	2,649
Balance, December 31, 2020	-	8,324	8,324
Amortization (Note 11)	-	1,892	1,892
Balance, December 31, 2021	-	10,216	10,216

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The equity movement of the Second JDH Note is presented below:

Additional paid-in capital
Balance, December 31, 2019	21,165
Balance, December 31, 2020	21,165
Balance, December 31, 2021	21,165

The Company may, by giving five business days prior written notice to JDH at any time, prepay the whole or any part of the JDH Notes in cash or, subject to JDH’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note(s) being prepaid divided by the agreed price per share. At JDH’s option, the Company’s obligation to repay the principal amount(s) under the JDH Notes or any part thereof may be paid in common shares at a conversion price of $1.20 per share. JDH has also received customary registration rights with respect to any shares to be received upon conversion of the JDH Notes. Refer above to discussion of the First JDH Note with regards to conversions within the year.

The annual principal payments required to be made after December 31, 2021, are as follows:

Twelve month periods ending December 31,	Amount
2022	6,150
2023	8,000
2024	7,015
2025	-
Thereafter	-
Total	21,165

8.	Financial Instruments:

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

(b)          Fair Value of Financial Instruments

The fair values of the financial instruments shown in the consolidated balance sheets as of December 31, 2021 and 2020, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date.

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

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates approximates the fair market value as the long-term debt and other financial liabilities bear interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt are similar to those that could be procured as of December 31, 2021, and the carrying value of $7,350 is 2% lower than the fair market value of $7,523. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs (interest rate curves) of the fair value hierarchy.

c.
The Piraeus Bank Loan Facility has a sustainability-linked clause, whereby the interest rate, currently set at 3.05% plus LIBOR, can be decreased to 2.95% based on certain emission reduction thresholds. The potential reduction of the interest rate goes into effect in July 2023. The Company has concluded that the potential effect on its financial statements is immaterial.

As at December 31, 2020, the Company also considered the fair valuation measurement guidance regarding (i) the value of the units issued to JDH at $0.70 each, (ii) the value of the option granted to JDH to purchase up to 4,285,714 additional units at a price of $0.70 per unit in exchange for the settlement of principal under the Second JDH Loan and (iii) the change in the fair value of the conversion option of the JDH Notes to $1.20 (from $216). The fair values are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The Company used the Black-Sholes pricing model for the valuations. The Company concluded:

i)
the fair value of the units issued to JDH to be $0.77 each, whereby the difference to the issue price of $0.70 amounted to $596 and was immediately recognized in Interest and finance costs and with a corresponding increase to additional paid-in capital;

ii)
the fair value of the option granted to JDH to purchase up to 4,285,714 additional units to be $0.13, whereby the carrying value of the Second JDH Loan was reduced by $543 as a debt discount with a corresponding increase to additional paid-in capital; and

iii)
the change in the fair value of the conversion option of the JDH Notes amounted to $4,924. The carrying value of the JDH Notes was reduced by this amount with a corresponding increase to additional paid-in capital. This change in the fair value will be amortized through the effective interest rate method to the notes’ maturities.

9.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. As of December 31, 2021, management is not aware of any material claims or contingent liabilities, which have not been disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters range from 9 to 60 months and extension periods vary from 11 to 27 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at December 31, 2021, using the initial charter rates for index-linked time charters (these amounts do not include any assumed off-hire):

Twelve month periods ending December 31,	Amount
2022	106,394
2023	20,800
2024	15,097
2025	15,056
2026	5,321
Total	162,668

In April 2018, the Company moved into its new office spaces under a five-year lease term, with a Company’s option to extend the lease term for another five-year term. On September 16, 2020, the lease term was amended, whereby the lease term was set for ten years (i.e., April 2028), with a Company’s option to extend the lease term for two consecutive five-year terms thereafter. The monthly rent was Euro 13,000 (or $15 based on the Euro/U.S. dollar exchange rate of €1.0000: $1.1326 as of December 31, 2021) until the September 2020 renewal, and was amended to a constant Euro 12,747 (or $14 based on the Euro/U.S. dollar exchange rate of €1.0000: $1.1326 as of December 31, 2021) thereafter. The monthly rent was adjusted annually by one percent for inflation until the September 2020 renewal. Under ASC 842, the lease is classified as an operating lease and a lease liability and right-of-use asset based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in general and administration expenses. The rent expense for the years December 31, 2021, 2020 and 2019 was $179, $180 and $175, respectively.

The following table sets forth the Company’s undiscounted office rental obligations as at December 31, 2021:

Twelve month periods ending December 31,	Amount
2022	136
2023	136
2024	136
2025	136
Thereafter	306
Total	850
Less: imputed interest	(200)
Present value of lease liabilities	650

Lease liabilities, current	121
Lease liabilities, non-current	529
Present value of lease liabilities	650

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

10.	Capital Structure:

(a)	Preferred Stock

The Company is authorized to issue up to 25,000,000 registered shares of preferred stock with a par value of $0.0001. The board of directors of the Company is expressly granted the authority to issue preferred shares and to establish such series of preferred shares with such designations, preferences and relative participating, rights, qualifications, limitations or restrictions at it determines. As at December 31, 2021 and 2020, the Company had 20,000 and NIL, respectively, series B preferred shares issued and outstanding with par value $0.0001 per share. The series B preferred shares were issued on December 10, 2021, to the Company’s Chief Executive Officer, considered a related party, for a total cash consideration of $250. The issuance of the Series B preferred shares was approved by a special independent committee of the board of directors of the Company which obtained a fairness opinion from an independent financial advisor regarding the value of the preferred shares. Each series B preferred shares entitle the holder to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of series B preferred shares may exercise voting rights pursuant to series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. The holder of series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The series B preferred shares are not convertible into common shares or any other security, are not redeemable, are not transferable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the series B preferred shares will rank pari-passu with the common shareholders and shall be entitled to receive a payment equal to the par value of $0.0001 per share. The Series B preferred holder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

(b)	Common Stock

i)	NASDAQ Notification – Effect of Reverse Stock Split

On September 30, 2020, the Company received written notification from The Nasdaq Stock Market (“Nasdaq”), indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from August 18, 2020 to September 29, 2020, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). On February 11, 2021, the Company received written notification from Nasdaq that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock.

On June 30, 2020, the Company’s common stock began trading on a split-adjusted basis, following a June 25, 2020 approval from the Company’s board of directors to reverse split the Company’s common stock at a ratio of one-for-sixteen, in order to cure the deficiency of the minimum bid price requirement originally communicated to the Company on July 15, 2019. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share.

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

ii)	Equity Offerings

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

On August 20, 2020, the Company completed an underwritten public offering of (i) 35,714,286 units, each unit consisting of 35,714,286 common shares or pre-funded warrants in lieu of common shares and 35,714,286 Class E Warrants to purchase an aggregate of 35,714,286 common shares of the Company, at a combined price of $0.70 per share and Class E warrant and (ii) 5,182,142 Class E Warrants purchased by the underwriters under their over-allotment option at a price of $0.01. The gross proceeds from public offering were $25,000.

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

On May 13, 2019, the Company completed a public offering of 262,500 Units, each unit consisting of (i) one common share, par value $0.0001 per share (a “Common Share”) or a pre-funded warrant to purchase one Common Share at an exercise price equal to $0.01 per common share (a “Pre-Funded Warrant”), (ii) one Class B Warrant to purchase one common share (a “Class B Warrant”) and (iii) one Class C Warrant to purchase one common share (a “Class C Warrant”), for $54.40 per unit. Under (i) above, the Company issued 172,812 common shares and 89,687 pre-funded warrants. All Pre-Funded Warrants have been exercised as of June 30, 2019 resulting in issuance of 89,687 Common Shares.  The offering was consummated in connection with the Company’s form F-1 originally filed with the SEC on October 20, 2017, which was further amended. The gross proceeds of the offering, before underwriting discounts and commissions and estimated offering expenses, were approximately $14,923. The net proceeds from the sale of common shares and warrants, after deducting underwriters’ fees and expenses, were approximately $12,647, which proceeds were used for general corporate purposes, including, among other things, prepaying debt.

On May 13, 2019, the Company sold 113,970 Units of the Company in a separate private placement to JDH, each Unit consisting of (i) one Common Share, (ii) one Class B Warrant, and (iii) one Class C Warrant, for $54.40 per unit, to JDH in exchange for, amongst  others, the waiver or forgiveness of certain payment obligations of the Company, pursuant to the Purchase Agreement (Notes 6 & 7).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

iii)	Common stock issuances and buybacks

On April 26, 2021, JDH exercised its option to purchase 4,285,714 additional Units (with each unit consisting of one common share of the Company, or, at JDH’s option, one pre-funded warrant in lieu of such common share, and one warrant to purchase one common share at an exercise price of $0.70) at a price of $0.70 per Unit in exchange for the settlement of principal under the Second JDH Loan in an amount of $3,000 (i.e., an amount equal to the aggregate purchase price of the units) (Note 6). 4,285,714 common shares were issued to JDH in this transaction.

On July 2, 2021, the Company’s board of directors declared a dividend of one preferred share purchase right (a “Right”) for each of the Company’s outstanding common shares and adopted a shareholder rights plan (the “Shareholders Rights Agreement”). The dividend was payable on July 19, 2021 to the shareholders of record on July 2, 2021. Each Right will allow its holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Share (a “Preferred Share”) for $5.00 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights. The Rights will not be exercisable until ten days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of the Company’s outstanding common shares. The Acquiring Person will not be entitled to exercise these Rights. If an Acquiring Person obtains beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of the Company’s common shares, then each Right will entitle the holder to purchase for the Exercise Price, in lieu of one one-thousandth of a share of Series A Preferred Stock, a number of common shares having a then-current market value of twice the Exercise Price. In addition, if after an Acquiring Person obtains 10% (15% in the case of a passive institutional investor) or more of the Company’s common shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right will entitle the holder to purchase, for the Exercise Price, a number of common shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price. The board of directors may redeem the Rights for $0.0001 per Right under certain circumstances. The Rights expire on the earliest of (i) July 1, 2024; or (ii) the redemption or exchange of the Rights. As at December 31, 2021, no Rights were exercised.

On October 5, 2021, JDH elected to convert $120 of the principal amount of the First JDH Note into 100,000 fully paid and non-assessable shares (Note 7).

On October 8, 2021, JDH elected to convert an additional $3,480 of the principal amount of the First JDH Note into 2,900,000 fully paid and non-assessable shares (Note 7).

During the fourth quarter of 2021, the Company repurchased 1,702,103 of its outstanding common shares at an average price of approximately $0.993 pursuant to its share repurchase program for a total of $1,708, inclusive of commissions and fees. All  the repurchased shares were cancelled as of December 31, 2021.

(c)          Warrants

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

As of December 31, 2020, out of the 40,583,500 Class D Warrants from the April 2020 follow-on public offering, the Company has issued 2,263,421 common shares in exchange for gross proceeds of $4,100, including the $982 received under the June 8, 2020 Class D warrant exercise agreement. 4,368,750 Class D Warrants remained unexercised as of December 31, 2021 and 2020, for the issuance of 273,046 shares at an exercise price of $1.60.

On August 20, 2020, the Company completed an underwritten public offering of (i) 35,714,286 units, each unit consisting of 35,714,286 common shares or pre-funded warrants in lieu of common shares and 35,714,286 Class E Warrants to purchase an aggregate of 35,714,286 common shares of the Company, at a combined price of $0.70 per share and Class E warrant and (ii) 5,182,142 Class E Warrants purchased by the underwriters under their over-allotment option at a price of $0.01. Each Class E warrant has an exercise price of $0.70, is exercisable upon issuance and expires in August 2025. All pre-funded warrants have been exercised as of December 31, 2020.  No Class E warrants were exercised within 2020. During the year ended December 31, 2021, 32,263,715 shares were issued from Class E warrants’ exercises, for proceeds of $22,585. 8,632,713 Class E warrants remain outstanding as of December 31, 2021.

On December 31, 2020, the Company agreed to issue to JDH (i) 7,986,913 warrants to purchase one common share at an exercise price of $0.70 and (ii) 955,730 pre-funded warrants with an exercise price of $0.0001 in lieu of such common shares as part of the December 2020 JDH amendments. The 7,986,913 warrants were issued on January 8, 2021 and expire in January 2026. On March 24, 2021, the Company issued 955,730 common shares to JDH, following JDH’s exercise of its pre-funded warrants. On April 26, 2021, JDH exercised its option to purchase 4,285,714 additional Units (with each unit consisting of one common share of the Company, or, at JDH’s option, one pre-funded warrant in lieu of such common share, and one warrant to purchase one common share at an exercise price of $0.70) at a price of $0.70 per Unit in exchange for the settlement of principal under the Second JDH Loan in an amount of $3,000 (i.e., an amount equal to the aggregate purchase price of the units) (Note 6). The issuance of shares to JDH and associated reduction in debt balance took place on May 6, 2021 (Note 6). The 4,285,714 warrants were issued on May 6, 2021 and had an expiration date of May 2026. On May 12, 2021, JDH exercised 7,986,913 warrants to purchase 7,986,913 common shares at an exercise price of $0.70. The Company received the funds of $5,591 on May 14, 2021 and the shares were issued to JDH on May 19, 2021. On December 10, 2021, the Company bought back the warrant to purchase 4,285,714 common shares from JDH for $1,023.

On May 13, 2019, the Company sold a total of 376,470 Units in connection with the public offering and the JDH Private Placement, with each Unit consisting of (i) one Common Share or Pre-Funded Warrant, (ii) one Class B Warrant and (iii) one Class C Warrant. Each Class B Warrant had an exercise price of $59.84 per share, which was adjusted to $16.00 on December 13, 2019 pursuant to the terms of the warrant agreement, is exercisable upon issuance and expires three years from issuance. The underwriters partially exercised an over-allotment option granted in connection with the offering and purchased an additional 630,000 Class B Warrants and 630,000 Class C Warrants, in each case to purchase 39,375 shares.  In connection with the Offering, the Company issued the representative of the underwriters a warrant to purchase 13,125 Common Shares (Representative Warrant). Each Class C Warrant had an exercise price of $59.84 per share, was exercisable upon issuance, and expired six months from issuance. Beginning on June 14, 2019, each Class C Warrant was exercisable on a cashless basis under certain circumstances for a number of common shares calculated according to a formula based on the market price at the time of exercise. Each Representative Warrant had an exercise price of $68.00 per share, which was adjusted to $16.00 on December 13, 2019 pursuant to the terms of the warrant agreement, and is exercisable at any time between November 9, 2019 and May 9, 2022.

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

On December 13, 2021, the Company’s 47,916 Class A Warrants expired.

All warrants are classified in equity, according to the Company’s significant accounting policy.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

As of December 31, 2021, the number of common shares that can potentially be issued under each outstanding warrant are:

Warrant	Shares to be issued upon exercise of remaining warrants
Class B	415,845
Class D	273,046
Class E	8,632,713
Representative Warrants	123,406
Total	9,445,010

The Class B Warrants are listed on the Nasdaq Capital Market under the symbol “SHIPZ”.

11.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	Year ended December 31,
	2021	2020	2019
Interest on long-term debt and other financial liabilities	8,766	10,279	13,630
Convertible notes interest expense	2,067	-	-
Amortization of deferred finance costs and debt discounts	3,333	757	738
Amortization of deferred finance costs and debt discounts (shares issued to third party - non-cash)	326	350	402
Amortization of convertible note beneficial conversion feature (non-cash)	2,887	-	-
Fair value measurement of units issued to former related party	-	596	-
Other	400	360	446
Total	17,779	12,342	15,216

Interest and finance costs, related party, are analyzed as follows:

	Year ended December 31,
	2021	2020	2019
Interest expense long term debt related party	-	1,924	420
Amortization of deferred finance costs and debt discounts	-	-	240
Convertible notes interest expense	-	2,425	751
Amortization of convertible note beneficial conversion feature (non-cash)	-	5,518	3,713
Amortization of deferred finance costs and debt discounts (shares issued to JDH - non-cash)	-	201	3,505
Restructuring expenses	-	1,015	-
Total	-	11,083	8,629

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

12.	Earnings / (Losses) per Share:

The calculation of net income / (loss) per common share is summarized below:

	For the years ended December 31,
	2021	2020	2019

Net income / (loss) - basic	41,348	(18,356)	(11,698)
Interest effect of convertible notes	6,473	-	-
Net income / (loss) - diluted	47,821	(18,356)	(11,698)

Weighted average common shares outstanding – basic	153,321,907	33,436,278	958,297
Effect of dilutive securities:
Dilutive effect of warrants	5,410,086	-	-
Dilutive effect of non-vested shares	1,695,220	-	-
Dilutive effect of convertible notes shares	30,910,308	-	-
	38,015,614	-	-
Weighted average common shares outstanding – diluted	191,337,521	33,436,278	958,297
Net income / (loss) per common share – basic	$0.27	$(0.55)	$(12.21)
Net income / (loss) per common share – diluted	$0.25	$(0.55)	$(12.21)

As of December 31, 2020 and 2019, securities that could potentially dilute basic loss per share (LPS) in the future that were not included in the computation of diluted LPS, because to do so would have anti-dilutive effect, are any incremental shares of non-vested equity incentive plan shares (Note 13) and of unexercised warrants (Note 10), both calculated with the treasury stock method, as well as shares assumed to be converted with respect to the convertible notes (Note 7) calculated with the if-converted method.

13.	Equity Incentive Plan:

On February 24, 2020, the Compensation Committee granted an aggregate of 156,250 restricted shares of common stock pursuant to the Plan. Of the total 156,250 shares issued, 45,000 shares were granted to the non-executive members of the board of directors, 42,812 were granted to the executive officers, 60,626 shares were granted to certain of the Company’s non-executive employees and 7,812 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $5.12. All the shares vested over a period of two years. 52,084 shares vested on February 24, 2020, 52,083 shares vested on October 1, 2020 and 52,083 shares vested on October 1, 2021.

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

On August 2, 2021, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 3,500,000 shares. The same date, the Compensation Committee granted an aggregate of 3,100,000 restricted shares of common stock pursuant to the Equity Incentive Plan. Of the total 3,100,000 shares issued, 1,300,000 shares were granted to the non-executive members of the board of directors, 885,000 were granted to the executive officers, 790,000 shares were granted to certain of the Company’s non-executive employees and 125,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee and another non-employee. The fair value of each share on the grant date was $1.02. 1,033,352 shares vested on the grant date, 1,033,324 shares vested on October 1, 2021 and 1,033,324 shares will vest on October 1, 2022.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The related expense for shares granted to the Company’s board of directors and certain of its employees for the years ended December 31, 2021, 2020 and 2019, amounted to $4,907, $826 and $1,295, respectively, and is included under general and administration expenses. The related expense for shares granted to non-employees for the years ended December 31, 2021, 2020 and 2019, amounted to $190, $43 and $15, respectively, and is included under voyage expenses.
Restricted shares during 2021, 2020 and 2019 are analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2018	2,157	$261.60
Granted	9,000	146.40
Vested	(8,156)	112.32
Forfeited	(20)	146.40
Outstanding at December 31, 2019	2,981	$133.76
Granted	156,250	5.12
Vested	(107,139)	5.23
Forfeited	(28)	5.12
Outstanding at December 31, 2020	52,064	$2.48
Granted	6,700,000	0.91
Vested	(4,518,774)	0.96
Forfeited	-	-
Outstanding at December 31, 2021	2,233,290	$0.79

The unrecognized cost for the non-vested shares granted to the Company’s board of directors and certain of its employees as of December 31, 2021 and 2020 amounted to $1,106 and $119, respectively. On December 31, 2021, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s board of directors and its other employees not yet recognized is expected to be recognized is 0.75 years.

14.	Subsequent Events

On January 12, 2022, the Company’s Equity Incentive Plan, as previously amended, was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 5,500,000 shares. The same date, the Compensation Committee granted an aggregate of 5,337,000 restricted shares of common stock pursuant to the Equity Incentive Plan. Of the total 5,337,000 shares issued, 1,600,000 shares were granted to the non-executive members of the board of directors, 1,700,000 were granted to the executive officers, 1,887,000 shares were granted to certain of the Company’s non-executive employees and 150,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $0.91. 1,779,028 shares vested on the grant date, 1,778,986 shares will vest on October 1, 2022 and 1,778,986 shares will vest on October 1, 2023.

On January 26, 2022, the Company voluntarily prepaid $5,000 of the outstanding balance of the Second JDH Note using cash on hand (Note 7). In connection with this prepayment the Company’s cash sweep obligations for 2022 under the JDH Loans and JDH Notes were waived pursuant to a waiver letter signed on January 19, 2022.

On January 26, 2022, the Company received written notification from Nasdaq, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from December 13, 2021 to January 25, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). On February 14, 2022, the Company received written notification from Nasdaq that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On February 28, 2022, the Company voluntarily prepaid the remaining balance of $1,850 of the Second JDH Loan using cash on hand. All obligations under the Second JDH Loan were irrevocably and unconditionally discharged pursuant to the deed of release dated February 28, 2022.

On February 28, 2022, ATB entered into a deed of release with respect to the Partnership resulting in a complete release of the facility agreement after full settlement of the outstanding balance of $15,129 of the February 2019 ATB Loan Facility.

On March 9, 2022, the Company entered into a sale and leaseback transaction with Chugoku Bank, Ltd. to refinance the vessel which was previously financed by the February 2019 ATB Loan Facility and the Second JDH Loan secured by the Partnership through first and second priority mortgages respectively. The Company sold and chartered back the vessel from Chugoku Bank on a bareboat basis. The financing amount is $21,300 and the interest rate is 2.9% plus SOFR per annum. The principal will be repaid over an eight-year term, through 32 quarterly installments averaging at approximately $590 and a balloon payment of $2,388 at the expiration of the bareboat. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel.

On March 10, 2022, the Company voluntarily prepaid another $5,000 of the outstanding balance of the Second JDH Note using cash on hand (Note 7).

On March 10, 2022, the Company announced a regular quarterly dividend of $0.025 per share as well as a special dividend of $0.025 per share for the fourth quarter of 2021, both payable in the first week of April 2022 to all shareholders of record as of March 25, 2022.