Form 20-F
period 2022-12-31
Seanergy Maritime Holdings Corp.
filed 2023-03-31
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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
Seanergy Maritime Holdings Corp.
154 Vouliagmenis Avenue, 10004 Glyfada, Greece
Telephone: +30 213 0181507, Fax: +30 210 9638404
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of exchange on which Registered
Shares of common stock, par value $0.0001 per share	SHIP	The Nasdaq Stock Market LLC
Preferred Stock Purchase Rights		The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2022, there were 18,191,614 shares of the registrant’s common stock, $0.0001 par value, and 20,000 shares of the registrant’s Series B Preferred Stock, $0.0001 par value, outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

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

The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  As a result, you are cautioned not to rely on any forward-looking statements.

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

•
changes in our ability to leverage the relationships and reputation in the dry bulk shipping industry of V.Ships Limited, or V.Ships, and V.Ships Greece Ltd., or V.Ships Greece, our technical and crew managers of certain of our vessels, and Fidelity Marine Inc., or Fidelity, our commercial manager;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	acts of terrorism and other hostilities, pandemics or other calamities (including, without limitation, the coronavirus, or COVID-19, pandemic);

•
risks associated with the length and severity of the COVID-19 pandemic (and various variants that may emerge), including its effects on demand for dry bulk products, crew changes and the transportation thereof;

•	changes in global and regional economic and political conditions;

•	general domestic and international political conditions or events, including “trade wars” and the ongoing war between Russia and Ukraine and related sanctions;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the dry bulk shipping industry;

•	our ability to continue as a going concern; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors.”

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

We use the term deadweight tons, or “dwt,” in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.  Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this annual report are to the lawful currency of the United States of America.  References in this annual report to our common shares are retroactively adjusted to reflect the Company’s reverse stock splits, including the one-for-fifteen reverse stock split which became effective as of March 20, 2019, the one-for-sixteen reverse stock split which became effective as of June 30, 2020, and the one-for-ten reverse stock split which became effective as of February 16, 2023.

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
•
We are currently dependent on index-linked charters, while in the past a part of our fleet was employed on a spot voyage basis. Any decrease in spot freight charter rates or indexes in the future may adversely affect our earnings.

•	An over-supply of dry bulk vessel capacity may depress the current charter rates and vessel values and, in turn, adversely affect our profitability.
•
If economic conditions throughout the world decline, it will negatively impact our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

•	Terrorist attacks and international hostilities could affect our business, results of operations, cash flows and financial condition.
•	Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.
•	Rising fuel prices may adversely affect our profits.
•	Inflation could adversely affect our operating results and financial condition.
•	Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.
•	Climate change and greenhouse gas restrictions may be imposed.
•	Pending and future tax law changes may result in significant additional taxes to us.
•	Increased scrutiny of environmental, social and governance matters may impact our business and reputation.
•
Our vessels may call on ports located in or may operate in countries that are subject to restrictions or sanctions imposed by the United States, the European Union or other governments that could result in fines or other penalties imposed on us and may adversely affect our reputation and the market price of our common shares.

•	Sulfur regulations to reduce air pollution from ships may require retrofitting of vessels and may cause us to incur significant costs.
•	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
•	Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
•	Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.
•	Acts of piracy on ocean-going vessels have increased in frequency, which could adversely affect our business.
•	The operation of dry bulk vessels has particular operational risks.
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

Risks Relating to Our Company

•
The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger breaches of certain financial covenants under our current or future loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.

•	We may enter into newbuilding projects which are subject to risks that could cause delays.
•	We may be unable to obtain financing for any vessels we may acquire.
•	We may acquire additional vessels in the future, and if those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.
•	Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.
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

•	We depend on officers and directors who are associated with United Maritime Corporation, of the Republic of the Marshall Islands (“United”), which may create conflicts of interest.
•	If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
•
Purchasing and operating secondhand vessels, such as our current fleet, may result in increased operating costs and vessel off-hire, which could adversely affect our financial condition and results of operations.

•	Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings, and cash flow.
•	The failure of our current or future counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

•	Rising crew costs may adversely affect our profits.
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

•	Management fees will be payable to our managers regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.
•	We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common stock.
•	We may have to pay tax on U.S. source income, which would reduce our earnings.
•	We may be subject to tax in the jurisdictions in which we or our vessel-owning or management subsidiaries are incorporated or operate.
•	We are a “foreign private issuer,” which could make our common stock less attractive to some investors or otherwise harm our stock price.
•
Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

•	We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.
•	Changing laws and evolving reporting requirements could have an adverse effect on our business.
•	A cyber-attack could materially disrupt our business.
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
•	The international nature of our operations may make the outcome of any potential bankruptcy proceedings difficult to predict.

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
•
We may not have the surplus or net profits required by law to pay dividends. The declaration and payment of dividends will always be subject to the discretion of our board of directors and will depend on a number of factors. Our board of directors may not declare dividends in the future.

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

•	We may fail to meet the continued listing requirements of Nasdaq, which could cause our common shares to be delisted.
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

The volatility in the dry bulk charter market, from which we derive substantially all of our revenues, has affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market and has been very volatile in recent years. The BDI, declined from an all-time high of 11,793 in May 2008 to an all-time low of 290 in February 2016, which represents a decline of approximately 98%. In the following years volatility was also apparent, albeit less extreme. In 2021, the BDI ranged from a low of 1,303 on February 10, 2021 to a high of 5,650 on October 7, 2021. During 2022, the BDI ranged from a low of 965 to a high of 3,369; as of March 28, 2023, it stood at 1,402.

The decline from historic highs and volatility in charter rates following 2008 is due to various factors, including the over-supply of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and trade disruptions caused by natural or other disasters, such as those that resulted from the dam collapse in Brazil in 2019 and the outbreak of the coronavirus infection in China. More recently, following Russia’s invasion of Ukraine in February 2022, the U.S., the EU, the UK and other countries have imposed sanctions against Russia and certain disputed regions of Ukraine, including, among others, prohibitions and restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU and other countries could impose wider sanctions and take other actions. The war in Ukraine has disrupted supply chains and caused instability in the energy markets and the global economy and it has resulted in higher freight market volatility and while the initial effect on the dry bulk freight market was positive, the long-term effects are uncertain. These circumstances have had adverse consequences from time to time for dry bulk shipping, including, among other developments:

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

Global public health threats, such as the coronavirus first identified in China in the end of 2019, or COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, as well as the operations of our customers. The COVID-19 pandemic has, among other things, caused factory closures and restrictions on travel, as well as labor shortages or lack of berths, delays and uncertainties relating to newbuildings, drydockings, vessel inspections, shortages or a lack of access to required spare parts and other functions of shipyards.

The outbreak of COVID-19 caused severe global disruptions and may continue to negatively impact the economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries have imposed, and may continue to impose, travel bans, quarantines and other emergency public health measures. Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to continue to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by the outbreak. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, amongst other potential consequences attendant to epidemic and pandemic diseases.

Although the incidence and severity of COVID-19 and its variants have diminished over time, periodic spikes in incidence occur. Many nations worldwide have significantly eased or eliminated restrictions that were enacted at the outset of the COVID-19 outbreak. The United States has announced that it will terminate the COVID-19 national emergency and public health emergency that was put in place in 2020. Notably, the Chinese government removed its zero-COVID policy in December 2022, although China is now facing a sudden surge in COVID-19 cases after easing the lockdown restrictions nationwide. World Health Organisation, or WHO, officials had expressed hope that COVID-19 may be entering an endemic phase by early 2023, but the continued uncertainties associated with the COVID-19 pandemic worldwide may cause an adverse impact on the global economy and the rate environment for our vessels may deteriorate and our operations and cash flows may be negatively impacted.

COVID-19 and measures to contain its spread negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. Restrictions imposed by various governmental health organizations relating to COVID-19 may change over time. Several countries have lifted restrictions only to reimpose such restrictions as the number of cases rise and new variants emerge. Negative impact could occur, even after the pandemic itself diminishes or ends.

Measures against COVID-19 in a number of countries restricted crew rotations on our vessels. As a result, vessel operators experienced and may experience in the future disruptions to normal vessel operations caused by increased deviation time associated with positioning vessels to countries in which they can undertake a crew rotation in compliance with such measures. Our crews generally work on a rotation basis, relying exclusively on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew further, and possibly impact our ability to maintain a full crew synthesis onboard our vessels and other vessels we may acquire at any given time. Delays in crew rotations have furthermore led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. Additionally, we are particularly vulnerable to our crew members getting sick, as if even one of our crew members gets sick, local authorities could require us to detain and quarantine our vessels and their crew for an unspecified amount of time, disinfect and fumigate our vessels and cargo onboard, or take similar precautions, which would add costs, decrease our utilization, and substantially disrupt our cargo operations. We may incur increased expenses due to incremental fuel consumption and days in which our vessels and other vessels we may acquire are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment.

The occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

We are currently dependent on index-linked charters, while in the past a part of our fleet was employed on a spot voyage basis. Any decrease in spot freight charter rates or indexes in the future may adversely affect our earnings.

We currently have all 16 of our vessels employed on time charters whose daily rates are linked to the Baltic Capesize Index, or BCI. Although none of our vessels are currently operating in the spot market on a voyage basis, we may employ any additional vessels we may acquire on a spot voyage basis, or on index-linked or fixed rate time charters.

Although the number of vessels in our fleet that are employed on spot voyages or have index-linked or fixed rate charters will vary from time to time, we anticipate that a significant portion of our fleet will be affected by the spot freight market or the BCI. As a result, our financial performance will be significantly affected by conditions in the dry bulk spot freight market or the BCI and only our vessels that would operate under fixed-rate time charters would, during the period in which such vessels operate under such time charters, provide a fixed source of revenue to us.

Historically, spot charter rates and dry bulk charter indexes have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for dry bulk capacity. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, fixing profitable spot voyages and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates or the BCI decline, then we may be unable to operate our vessels trading in the spot market or on BCI-linked charters profitably or to meet our other obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are usually fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Additionally, when our vessels are chartered under a fixed rate time charter, if spot freight rates or short-term time charter rates fall significantly below the time charter equivalent rates that some of our charterers are obligated to pay us under the agreed time charter, the charterers may have an incentive to default on, or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessel profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

An over-supply of dry bulk vessel capacity may depress the current charter rates and vessel values and, in turn, adversely affect our profitability.

The market supply of dry bulk vessels had increased due to the high level of new deliveries in recent years. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017. In addition, the dry bulk newbuilding orderbook, extending up to 2024, was approximately 7% of the existing world dry bulk fleet as of the beginning of March 2023, according to Clarksons Research, and the orderbook may increase further in proportion to the existing fleet. Even though the overall level of the orderbook has declined over the past years, an over-supply of dry bulk vessel capacity could depress the current charter rates. Factors that influence the supply of vessel capacity include:

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

The world economy is facing a number of actual and potential challenges, including the war between Ukraine and Russia, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and North Korea or Iran, and epidemics or pandemics, such as COVID-19. For example, due in part to fears associated with the spread of COVID-19 (as more fully described above), global financial markets experienced significant volatility which may continue as the pandemic evolves or a new COVID-19 variant emerges. The recent lockdowns in certain cities in China resulted in delays, temporary closures of shipyards, decrease in industrial production and further continuation or expansion of these lockdowns may cause disruptions in the global economy. In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. Additionally, the monetary tightening implemented by a series of Central banks around the world in order to curb inflationary pressures has also significantly increased the probability of an economic recession in the short to medium term future. If such conditions are sustained, the longer-term net impact on the dry bulk market and our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences, and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long current market conditions will last.

In Europe, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Unions, the U.S. and other parts of the world. The withdrawal of the UK from the European Union, or Brexit, further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could continue to impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, cash flows and operations.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022, was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns, which was a marked decline from 8.4% growth recorded for the year ended December 31, 2021. It is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking at Chinese shipyards and the financial institutions with whom we have entered into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

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

We face risks attendant to the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, reduced levels of growth, and trade protectionism, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business or impair our ability to borrow under our loan agreements or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with depressed charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows and the trading price of our common shares. In the absence of available financing, we may also be unable to complete vessel acquisitions, take advantage of business opportunities or respond to competitive pressures.

Terrorist attacks and international hostilities could affect our business, results of operations, cash flows and financial condition.

The continuing war between Russia and Ukraine, developments in the Middle East, including tensions between the U.S. and Iran, as well as other geographic countries and areas, terrorist or other attacks, and war (or threatened war) or international hostilities, such as the ones currently in progress between China and Taiwan, or the U.S. and North Korea, have recently and may in the future lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets and international commerce.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action at an international level. This war has disrupted supply chains and has caused instability in the energy markets and the global economy, with effects on shipping freight rates, which have experienced volatility. The United States and the European Union, among other countries, have announced unprecedented economic sanctions against Russia. The ongoing war could result in the imposition of further economic sanctions by the United States and the European Union or other countries against Russia, trade tariffs or embargoes with uncertain impacts on the markets in which we operate. In addition, the U.S. and certain other North Atlantic Treaty Organization (NATO) countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the drybulk industry, including ours. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. While Ukraine and Russia reached an agreement to extend an arrangement allowing shipment of grain from Ukrainian ports through a humanitarian corridor in the Black Sea in November 2022, the agreement may not be renewed. Since we employ Ukrainian and Russian seafarers, we may face problems in relation to their employment, repatriation, salary payments and be subject to claims to this respect. Moreover, we will be subject to additional insurance premiums in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The ongoing war in Ukraine has resulted in missile attacks on commercial vessels in the Black Sea. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia, and in particular, the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Any of these occurrences could have a material adverse impact on our future performance, operating results, cash flows, financial position and our ability to pay cash distributions to our shareholders.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.

The operation of an ocean-going vessel carries inherent risks.  These risks include the possibility of:

•	crew strikes and/or boycotts;

•	acts of God;

•	the damage or destruction of vessels due to marine disaster;

•	piracy or other detentions;

•	environmental accidents;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

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

The cost of fuel is a significant factor in negotiating voyage freight rates. As a result, an increase in the price of fuel may adversely affect our profitability if freight rates fail to rise to the extent required to cover a rise in the cost of fuel. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Furthermore, fuel has and may become much more expensive in the future, including as a result of the ongoing war in Ukraine and the sanctions against Russia, the imposition of sulfur oxide emissions limits in January 2020 and reductions of carbon emissions from January 2023 under new regulations adopted by the International Maritime Organization, or the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Upon redelivery of any vessels at the end of a period  time charter or a voyage charter, we may be obligated to repurchase bunkers on board at prevailing market prices, or purchase bunkers to refuel the vessel in case of a voyage charter, which could be materially higher than fuel prices at the inception of the charter period. However, given the current time charter agreements of our vessels and our chartering strategy, this cost is projected to be immaterial in the short to medium term. If in the future we decide to operate vessels on a voyage basis, then fuel would be the largest, expense that we would incur with respect to vessels operating on voyage charter. Voyage charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense. We currently cannot guarantee that we will hedge our fuel costs on any prospective future voyage charters, and, therefore, an increase in the price of fuel may affect in a negative way our profitability and our cash flows.

Inflation could adversely affect our operating results and financial condition.

Inflation could have an adverse impact on our operating results and subsequently on our financial condition both directly through the increase of costs crew and materials necessary for the operation of our vessels and indirectly through its adverse impact on the world economy in terms of increasing interest rates and slowdown of global growth. During 2022, we experienced increase operating costs for crew, spares and lubricants that negatively affected our operating results. If inflationary pressures intensify further, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins. Inflation may also raise our costs of capital, which would result in the deterioration of our financial condition.

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

Due to concern over the risk of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. For instance, the IMO imposed a global 0.5% sulfur cap on marine fuels, down from the previous cap of 3.5%, which came into force on January 1, 2020. In addition, the IMO adopted an initial strategy which identifies “levels of ambition” toward reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. These regulations and any additional regulations addressing similar goals could cause us to incur additional substantial expenses. See “Business Overview—Environmental and Other Regulations” for a discussion of these and other environmental regulations applicable to our operations.

Since January 1, 2020, ships have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines, and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at higher costs; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquified natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Currently nine of our vessels have scrubbers installed, thus costs of compliance with these regulatory changes for our non-scrubber vessels or any non-scrubber vessels we may acquire may be significant and may have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

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

Pending and future tax law changes may result in significant additional taxes to us.

Pending and future tax law changes may result in significant additional taxes to us. For example, the Organization for Economic Cooperation and Development published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, introduced a global minimum tax. The foregoing proposals (in the event international consensus is achieved and implementing laws are adopted) and other possible future tax changes may have an adverse impact on us. Any requirement or legislation that requires us to pay more tax could have a material adverse effect on our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

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

We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. As far as the environmental aspect is concerned, since 2018 we have commenced implementing technical and operational measures aiming to improve the energy efficiency of our vessels and in extension reduce the CO2 emissions of the fleet.  During 2022 the attained EEXI for all our vessels have been calculated in accordance with regulation 23 of MARPOL Annex VI and the 2021 Guidelines on the method of calculation of the attained Energy Efficiency Existing Ship Index (EEXI) (resolution MEPC.333(76)) (EEXI Calculation Guidelines). All EEXI technical files containing the necessary information have been prepared in cooperation with the vessels’ recognized organizations, pending the on-board survey application. In addition, we have completed various biofuel trials in cooperation with leading charterers and operators. Scrubber and ballast water treatment system installations, Existing Vessel Design Index, or EVDI, upgrades, and Energy Saving Device and electronic performance monitoring system installations constitute examples of the environmental practices we have adopted and aim to continue adopting on most of our vessels. We participate in various environmental initiatives in our industry and technical committees on ESG matters and have also secured and entered into one sustainability-linked financing for two of our vessels. However, in light of investors' increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society's expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

Moreover, from time to time, we may incur additional costs, establish and publicly announce goals and commitments in respect of certain ESG items. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting scrutiny from market participants or regulators could adversely affect our reputation and/or our access to capital.

Our vessels may call on ports located in or may operate in countries that are subject to restrictions or sanctions imposed by the United States, the European Union or other governments that could result in fines or other penalties imposed on us and may adversely affect our reputation and the market price of our common shares.

During the year ended December 31, 2022, none of our vessels called on ports located in countries subject at that time to comprehensive sanctions and embargoes imposed by the U.S. government or countries identified by the U.S. government or other authorities as state sponsors of terrorism; however, our vessels may call on ports in these countries from time to time in the future on our charterers' instructions subject to any applicable insurance arrangements and prior approvals, if required. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

Due to the nature of our business and the evolving nature of the foregoing sanctions and embargo laws and regulations, there can be no assurance that we will be in compliance at all times in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.  Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or refrain from investing, in us.  In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism.  The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade.  Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation.  In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments.

Sulfur regulations to reduce air pollution from ships may require retrofitting of vessels and may cause us to incur significant costs.

Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Compliance with this regulation is achieved by (i) using 0.5% sulfur fuels on board, which are available at a higher cost; (ii) installing “scrubbers” for cleaning of the exhaust gas; or (iii) retrofitting vessels to be powered by liquefied natural gas (LNG), which may not yet be an economically viable option due to the lack of supply network and high costs involved in this process. Nine of our vessels currently have scrubbers installed, while  the remaining seven vessels in our fleet comply by burning low sulfur fuel (0.5% or 0.1%). We have further developed ship specific implementation plans for safeguarding the smooth transition with the usage of compliant fuels for such vessels that will not be equipped with scrubbers. Costs of ongoing compliance may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See Item 4. “Information on the Company—B. Business Overview— Environmental and Other Regulations—The International Maritime Organization.”

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards. Vessels are required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMSs installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. Amendments to the BWM Convention entered into force in June 2022 concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate. We have installed ballast water treatment systems in all our vessels which comply with the updated guidelines.  Nevertheless, we might incur compliance costs for any vessels we might acquire in the future, which might have a substantial effect on our profitability. Additionally, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate became effective in June 2022.

Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. It intends to replace the VGP scheme and streamline the patchwork of federal, state, and local requirements for the commercial vessel community.  The US Environmental Protection Agency, or EPA, has indicated that new federal discharge standards for vessels may be published in autumn 2024. In the meantime, the agency has seemingly strengthened its inspection and enforcement efforts to ensure compliance with the extended VGP scheme and warns that non-compliance can result in significant penalties. The VIDA gave the EPA two years to develop new national discharge standards for vessels and the U.S/ Coast Guard another two years to develop regulations and best management practices to implement and enforce those standards.  VIDA also specifies that the provisions of the VGP will continue to apply until EPA and the U.S. Coast Guard publish their final regulations, regardless of how long that takes, and that the permit cannot be modified during that time. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings, but a final rule has not been promulgated. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Under VIDA, all provisions of the 2013 VGP and USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standards and the corresponding Coast Guard regulations are published. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to VIDA.  Several U.S. states have added specific requirements to the Vessel General Permit including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. Although EPA did issue a notice of proposed rulemaking in October 2020, a final rule on new discharge standards has still not been promulgated – which also means that a complete replacement scheme for the VGP is still some time away. A recent announcement on the EPA indicates that a final rule on the discharge standards may be ready in the autumn of 2024. Thus, if the U.S. Coast Guard spends the full two years to finalise the corresponding enforcement standards, the current 2013 VGP scheme will remain in force until 2026. This rule changes may have financial impact on our vessels and may result in vessels being banded from calling in US in case compliance issues arise.

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

Risks Relating to Our Company

The market values of our vessels may  decrease, which could limit the amount of funds that we can borrow or trigger breaches of certain financial covenants under our current or future loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.

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

The market value of dry bulk vessels, and Capesize dry bulk carriers in particular, has historically exhibited great volatility. From 2010 until today, Capesize yard resale prices have fluctuated from $35 million in February 2016 to $74 million in April 2010. The fair market value of our vessels is dependent on other factors as well, including:

•	general economic and market conditions affecting the shipping industry, including changes in global dry cargo commodity supply;

•	prevailing levels of charter rates;

•	competition from other shipping companies;

•	sophistication and condition of the vessels;

•	advances in efficiency, such as introduction of autonomous vessels;

•	where the vessel was built and as-built specifications;

•	lifetime maintenance record;

•	supply and demand for vessels;

•	types, sizes, and age of vessels;

•	number of newbuilding deliveries;

•	number of vessels scrapped or otherwise removed from the world fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	decreased costs and increases in use of other modes of transportation;

•	cost of newbuildings or secondhand vessel acquisitions;

•	whether the vessel is equipped with scrubbers;

•	global economic or pandemic-related crises;

•	governmental and other regulations, including environmental regulations;

•	ability of buyers to access financing and capital;

•	technological advances; and

•
the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain covenants in our loan agreements and other financing agreements, and our lenders or lessors could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with the covenants under our loans and other financing agreements. If any of our current or future loans and other financing agreements are accelerated, we may not be able to refinance our debt or obtain additional funding. We expect that we will enter into more loan agreements and other financing agreements in connection with our vessels or with future acquisitions of vessels.  For more information regarding our current loan facilities and other financing agreements, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements – Credit Facilities.”

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

We may enter into newbuilding projects which are subject to risks that could cause delays.

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

We may be unable to obtain financing for any vessels we may acquire.

We can offer no assurance that we will be able to obtain the necessary financing for the acquisition of any vessels we may acquire on attractive terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations and complete the acquisition of such vessels and expand the size of our fleet. If we fail to fulfill our commitments thereunder, due to an inability to obtain financing or otherwise, we may also be liable for damages for breach of contract. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations, financial conditions, and cash flows.

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

As of December 31, 2022, we had $248.7 million of outstanding debt excluding deferred finance costs and debt discounts and the convertible note issued to a former principal shareholder of the Company, Jelco Delta Holding Corp., or JDH. Moreover, we anticipate that we will incur future indebtedness in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying further vessels or securing such debt financing. Significant levels of debt could have important consequences to us, including the following:

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

We depend on officers and directors who are associated with United Maritime Corporation, of the Republic of the Marshall Islands (“United”), which may create conflicts of interest.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, Stamatios Tsantanis, who serves as our Chairman and Chief Executive Officer, is also the Chairman and Chief Executive Officer of United. In addition, Stavros Gyftakis, who serves as our Chief Financial Officer, is the Chief Financial Officer and a director of United. Christina Anagnostara and Ioannis Kartsonas, who serve as independent directors for us, also serve as independent directors of United. These officers and directors have fiduciary duties and responsibilities to manage the business of United in a manner beneficial to it and its shareholders and may have conflicts of interest in matters involving or affecting us and our customers or shareholders, or when faced with decisions that could have different implications for United than they do for us. The resolution of these potential conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows, and financial condition.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

Our fleet currently consists of 16 Capesize vessels, and we may acquire additional vessels in the future. Our ability to manage our growth will primarily depend on our ability to:

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

All 16 of the vessels in our fleet are secondhand vessels. Our inspection of these or other secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and the cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any secondhand vessels we acquire.

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

In addition, charterers actively discriminate against hiring older vessels. Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton, has become a major vetting service in the dry bulk shipping industry, which ranks the suitability of vessels based on a scale of one to five stars. There are carriers that may not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, a potentially deteriorated star rating for our vessels may affect their commercial operation and profitability and vessels in our fleet with lower ratings may experience challenges in securing charters. Effective as of January 1, 2018, Rightship's age trigger for a dry cargo inspection for vessels over 8,000 dwt changed from 18 years to 14 years, after which an annual acceptable Rightship inspection will be required. Rightship may downgrade any vessel over 18 years of age that has not completed a satisfactory inspection by Rightship, in the same manner as any other vessel over 14 years of age, to two stars, which significantly decreases its chances of entering into a charter. Nine, five and two vessels in our fleet have five, four and three-star risk ratings from Rightship, respectively.

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

Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings, and cash flow.

The London Interbank Offered Rate (“LIBOR”) is the subject of recent national, international, and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of any of our future variable rate indebtedness and obligations. LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Currently five of our debt facilities have interest rates that fluctuate with changes in LIBOR and hence significant changes in LIBOR could have a material effect on the amount of interest payable on any future indebtedness, which in turn, could have an adverse effect on our financial condition.

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that the publication of LIBOR will be phased out in mid-2023. As a result, lenders have insisted, and our lenders could in the future insist, on provisions that entitle the lenders, to replace published LIBOR as the base for the interest calculation with another equivalent rate negotiated between the parties and/or their cost-of-funds rate. The triggering of such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earning, and cash flow. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed the Secured Overnight Financing Rate, or SOFR, an alternative rate to replace U.S. Dollar LIBOR. The impact of such a transition from LIBOR to SOFR could be significant for us.

In order to manage any future exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix any floating rate debt obligations. No assurance can, however, be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

The failure of our current or future counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

The ability and willingness of each of our current or future counterparties to perform its obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the dry bulk shipping industry and the industries in which our counterparties operate and the overall financial condition of the counterparties. From time to time, those counterparties may account for a significant amount of our chartering activity and revenues. In addition, in challenging market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charter agreements, and so our customers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could suffer significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We maintain all of our cash with a limited number of financial institutions, including institutions that are located in Greece. These financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Although concerns relating to the sovereign debt crisis have largely been allayed and Greece has emerged from its bailout programs, the stand-alone financial strength of the banks and the anticipated additional pressures stemming from the legacy of the country's multi-year debt crisis and the COVID-19 pandemic continue to create uncertain economic prospects.

Additionally, only a small portion of cash balances are covered by insurance in the event of default by these financial institutions in Greece or elsewhere. Several banks, including banks in the United States and Switzerland, have recently been subject to extraordinary resolution procedures or sale because of the risk of such a default. Furthermore, in the event any of our banks do not allow us to withdraw funds in the time and amounts that we want, we may not timely comply with contractual provisions in any of our contracts or our salary obligations, among other things. The occurrence of such a default of any of our banks could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy financial obligations or to pay dividends.

We are a holding company and our subsidiaries, which are all wholly owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by the covenants in our loan agreements, a claim or other action by a third party, including a creditor, and the laws of Bermuda, the British Virgin Islands, Liberia, Malta and the Republic of the Marshall Islands, where our vessel-owning or other subsidiaries are incorporated, which regulate the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations.

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

We depend on third-party technical and commercial managers for crewing and certain aspects of technical and commercial management of some of our ships. Our operations could be negatively affected if third-party managers fail to perform their services satisfactorily.

Seanergy Shipmanagement Corp., or Seanergy Shipmanagement, our wholly owned ship management subsidiary, provides certain technical management services to the majority of the vessels in our fleet, namely the MVs Dukeship, Fellowship, Friendship, Knightship, Lordship, Worldship, Hellasship, Partnership, Flagship, Patriotship, Honorship, Premiership, Geniuship, Squireship and Paroship and it is expected to undertake the technical management of the remaining vessels of our fleet in the future. Seanergy Management Corp., or Seanergy Management, our wholly owned subsidiary, provides us with certain other management services. Moreover, we also depend on third-party technical, crew and commercial managers. V.Ships Greece provide us with certain technical, general administrative and support services (including vessel maintenance, crewing, purchasing, shipyard supervision, assistance with regulatory compliance, accounting related to vessels and provisions) for the Championship and the Friendship. V.Ships provide crew management services to the MVs Fellowship, Lordship, Knightship, Premiership, Geniuship and Squireship.  Anglo-Eastern Crew Management (Asia) Limited, or Anglo-Eastern, provide crew management services to the Worldship and Dukeship, while Global Seaways S.A., or Global Seaways, provide crew management services to the Hellasship, Partnership, Flagship, Patriotship, Honorship and Paroship. Fidelity provides us with commercial management services for our vessels.

Our operational success depends upon V.Ships’, V.Ships Greece’s, Global Seaways’, Anglo-Eastern’s and Fidelity’s satisfactory performance of these services. Our business would be harmed if V.Ships, V.Ships Greece, Global Seaways’, Anglo-Eastern or Fidelity failed to perform these services satisfactorily. In addition, if our management agreements with any of V.Ships, V. Ships Greece or Fidelity were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our existing management agreements.

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

Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to our 2022 taxable year, and we do not expect to become a PFIC in 2023 or any future taxable year. In this regard, we intend to treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets. There is substantial legal authority supporting this position including case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

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

We believe that we qualify for exemption from the 4% tax under Section 883 of the Code for our 2022 taxable year.  However, there are factual circumstances beyond our control that could cause us not to have the benefit of the tax exemption under Section 883 in 2023 or future years and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could fail to qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. See the description of the ownership tests which must be satisfied to qualify for exemption under Section 883 of the Code in “Item 10.E. Tax Considerations – United States Federal Income Tax Consequences – Exemption of Operating Income from United States Federal Income Taxation.”

Because the availability of the exemption depends on factual circumstances beyond our control, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2023 or subsequent taxable years. If we or our subsidiaries are not entitled to exemption under Section 883, we or our subsidiaries will be subject to the 4% U.S. federal income tax on 50% of any shipping income such companies derive that is attributable to the transport of cargoes to or from the United States. This tax is a cost, which, if unreimbursed, has a negative effect on our business and results in decreased earnings available for distribution to our shareholders.

We may be subject to tax in the jurisdictions in which we or our vessel-owning subsidiaries are incorporated or operate.

In addition to the tax consequences discussed herein, we may be subject to tax in one or more other jurisdictions where we or our vessel-owning subsidiaries are incorporated or conduct activities. We are subject to a corporate flat tax for our subsidiaries in Malta for the period from January 1, 2022 to December 31, 2022 and could be subject to additional taxation in the future in Malta or other jurisdictions where our subsidiaries are incorporated or do business. The amount of any such tax imposed upon our operations or on our subsidiaries' operations may be material and could have an adverse effect on our earnings.

We are a “foreign private issuer,” which could make our common stock less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common stock by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies that are not foreign private issuers. These factors could make our common stock less attractive to some investors or otherwise harm our stock price.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Our Company’s corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit option, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. For a list of the practices followed by us in lieu of Nasdaq’s corporate governance rules, we refer you to “Item 16G, Corporate Governance” in this annual report.

We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

Our vessels may be chartered to Chinese customers and from time to time on our charterers' instructions, our vessels and other vessels we may acquire may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well publicized and may not be known to us or our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities, could affect our vessels and other vessels we may acquire if chartered to Chinese customers as well as our vessels and other vessels we may acquire calling to Chinese ports and could have a material adverse impact on our business, financial conditions and results of operations.

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

We rely on information technology systems and networks in our operations and administration of our business. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. Despite our cybersecurity measures, a successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of or significant interruption or failure of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer.

Additionally, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. Any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The war between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels may call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject such vessels to forfeiture to the government of these jurisdictions. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessels and whether with or without the knowledge of any member of our crew, we may face reputational damage and governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows and financial condition, as well as our ability to maintain cash flows, including cash available for distributions to pay dividends to our unitholders.

The international nature of our operations may make the outcome of any potential bankruptcy proceedings difficult to predict.

The Marshall Islands has passed an act implementing the U.N. Commission on Internal Trade Law (UNCITRAL) Model Law on Cross-Border Insolvency, or the Model Law. The adoption of the Model Law is intended to implement effective mechanisms for dealing with issues related to cross-border insolvency proceedings and encourages cooperation and coordination between jurisdictions. Notably, the Model Law does not alter the substantive insolvency laws of any jurisdiction and does not create a bankruptcy code in the Marshall Islands. Instead, the Act allows for the recognition by the Marshall Islands of foreign insolvency proceedings, the provision of foreign creditors with access to courts in the Marshall Islands, and the cooperation with foreign courts. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

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

Our issuance of additional common shares or other equity securities of equal or senior rank in these situations would have the following effects:

•	our existing shareholders' proportionate ownership interest in us would decrease;

•	the proportionate amount of cash available for dividends payable per common share could decrease;

•	the relative voting strength of each previously outstanding common share could be diminished; and

•	the market price of our common shares could decline.

In addition, as of March 30, 2023, we may be obliged to issue additional common shares pursuant to the terms of outstanding warrants and convertible note as follows:

•
11,028 common shares issuable upon the exercise of a representative’s warrant issued to Maxim Group LLC in connection with our public offering which closed on April 2, 2020, at an exercise price per share of $34.00, which warrant expires on March 31, 2023;

•
27,304 common shares issuable upon the exercise of outstanding Class D warrants at an exercise price of $13.99 per share, which warrants were issued in our public offering which closed on April 2, 2020 and expire in April 2025;

•
449,459 common shares issuable upon the exercise of outstanding Class E Warrants at an exercise price of $4.99 per share, which warrants were issued in our underwritten public offering which closed on August 20, 2020 and which expire in August 2025; and

•	263,750 common shares issuable upon the conversion of an outstanding convertible note that we issued to JDH, at a conversion price of $12.00 per common share.

Our issuance of additional common shares upon the exercise of such warrants and convertible note would cause the proportionate ownership interest in us of our existing shareholders, other than the exercising warrant or note holders, to decrease; the relative voting strength of each previously outstanding common share held by our existing shareholders to decrease; and, depending on our share price when and if these warrants or note are exercised, may result in dilution to our shareholders.

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

On December 30, 2022, the closing price of our common shares on the Nasdaq Capital Market was $4.96 per share, as compared to $5.37, which was the closing price on March 28, 2023. In addition, there has been volatility in our intra-day common share price. For example, the high and low intra-day prices on March 14, 2023 were $6.14 and $5.31, respectively. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects.

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

On July 15, 2019, we received written notification from the Nasdaq Stock Market, indicating that because the closing bid price of our common stock for 30 consecutive business days, from May 31, 2019 to July 12, 2019, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until January 13, 2020. On January 14, 2020, we received written notification from the Nasdaq Stock Market, indicating that we were granted an additional 180-day grace period, until July 13, 2020, to cure our non-compliance with Nasdaq Listing Rule 5550(a)(2). We received written notification from the Nasdaq Stock Market dated April 17, 2020, granting an extension of the grace period to cure such non-compliance from July 13, 2020 to September 25, 2020. The extension was granted as part of Nasdaq’s determination to toll the compliance periods for all public companies, not meeting the continued listing requirements, such as the bid price requirement, due to the extraordinary market conditions and unprecedented turmoil in U.S. financial markets. On June 30, 2020, we conducted a 1-for-16 reverse stock split. On July 15, 2020, the Nasdaq Stock Market confirmed that we regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock.

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

On August 1, 2022, we again received written notification from the Nasdaq Stock Market indicating that because the closing bid price of our common stock for 30 consecutive business days, from June 16, 2022 to July 29, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until January 30, 2023. On January 31, 2023, we received written notification from the Nasdaq Stock Market, indicating that we were granted an additional 180-day grace period, until July 31, 2023, to cure our non-compliance with Nasdaq Listing Rule 5550(a)(2). On February 16, 2023, we conducted a 1-for-10 reverse stock split. On March 6, 2023, we announced that the Nasdaq Stock Market confirmed that we regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock and this matter is now closed.

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

We may not have the surplus or net profits required by law to pay dividends. The declaration and payment of dividends will always be subject to the discretion of our board of directors and will depend on a number of factors. Our board of directors may not declare dividends in the future.

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

Further, Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend, and dividends may be declared and paid out of our operating surplus. Dividends may also be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. We may not have the required surplus or net profits to pay dividends, and we may be unable to pay dividends in any anticipated amount or at all.

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

In addition, we have entered into a shareholders’ rights agreement that makes it more difficult for a third party to acquire us without the support of our board of directors. See “Description of Securities” filed as Exhibit 2.5 hereto for a description of our shareholders rights agreement. These anti-takeover provisions, along with provisions of our shareholders rights agreement, could substantially impede the ability of our shareholders to impose a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

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

We may fail to meet the continued listing requirements of Nasdaq, which could cause our common shares to be delisted.

There can be no assurance that we will remain in compliance with Nasdaq’s listing qualification rules, or that our common shares will not be delisted, which could have an adverse effect on the market price of, and the efficiency of the trading market for, our common shares and could cause a default under our loan facilities and other financing agreements. Please see the risk factor included  in this annual report entitled "The market price of our common shares has been and may in the future be subject to significant fluctuations. Further, there is no guarantee of a continuing public market to resell our common shares."

 As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands and other offshore jurisdictions such as the Republic of Liberia, Bermuda and the British Virgin Islands, our operations may be subject to economic substance requirements.

In March 2019, the Council of the European Union, or the Council, published a list of non-cooperative jurisdictions for tax purposes, the 2019 Conclusions. In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the E.U. on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council in October 2019 that the Marshall Islands had been removed from the list of non-cooperative jurisdictions. Bermuda and the British Virgin Islands were similarly added and subsequently removed from the list within 2019. In February 2023, the Marshall Islands was added again to the list of non-cooperative jurisdictions, along with the British Virgin Islands, among others. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, inter alia, increased monitoring and audits, withholding taxes and non-deductibility of costs. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits E.U. funds from being channelled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. Several of our subsidiaries are organized in the Republic of the Marshall Islands, the British Virgin Islands, the Republic of Liberia and Bermuda. The Marshall Islands have enacted economic substance regulations with which we are obligated to comply. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands. Bermuda and the British Virgin Islands have enacted similar legislation.

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

We do not know (i) if the E.U. will act to remove the Republic of the Marshall Islands or the British Virgin Islands from, or add the Republic of Liberia or Bermuda to, the list of non-cooperative jurisdictions, (ii) how quickly the E.U. would react to any changes in legislation of the relevant jurisdictions, or (iii) how E.U. banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities. We currently operate 16 Capesize vessels with a cargo-carrying capacity of approximately 2,846,965 dwt and an average fleet age of 12.1 years. We are the only pure-play Capesize shipowner publicly listed in the U.S.

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

History and Development

Business Development and Capital Expenditures and Divestitures

In December 2019, we completed our initial program of installation of scrubbers in anticipation of the IMO's low sulfur fuel oil requirements in effect from January 1, 2020 on five Capesize vessels. As of the date of this annual report a total of nine of our vessels have scrubbers installed.

On April 2, 2020, we sold 253,646 units (including the full exercise of the over-allotment option of 33,084 units granted to the underwriters) at a price of $27.2 per unit in a public offering for gross proceeds of $6.9 million. As of the date of this annual report, 4,368,750 Class D Warrants for the issuance of 27,304 shares at an exercise price of $13.99, issued in connection with the public offering, remain outstanding. The Class D Warrants expire on April 2, 2025.

Between April 23, 2020 and June 26, 2020, we issued 226,342 of our common shares pursuant to exercises of outstanding Class D Warrants with gross proceeds of $4.1 million.

Between April and May 2020, we sold 1,169,062 of our common shares in four registered direct offerings concurrently with private placements of 11,690,625 warrants for a purchase price ranging between $21.6 and $19.2 per common share. The gross proceeds were approximately $23.2 million. During May and June 2020, a total of 1,169,062 shares were issued pursuant to the exercises of all warrants issued under the four private placements, for gross proceeds of approximately $16.9 million.

On May 26, 2020, we entered into a definitive agreement with an unaffiliated third party to purchase a Japanese 2005-built Capesize vessel having a cargo-carrying capacity of approximately 177,500 dwt, which was renamed M/V Goodship. The vessel was delivered to us on August 7, 2020. The gross purchase price of $11.4 million was funded with cash on hand at delivery and subsequently through the ABB Loan Facility (as defined below).

At the opening of trading on June 30, 2020, we effected a one-for-sixteen reverse stock split of our common stock in order to cure the deficiency of the Nasdaq minimum bid price requirement originally communicated to us on July 15, 2019.

In August 2020, we sold 3,571,428 units at a price of $7.0 per unit in an underwritten public offering. As of the date of this annual report, 4,494,599 Class E warrants for the issuance of 449,459 shares at an exercise price of $4.99 per share, issued in connection with this offering, remain outstanding. The Class E warrants expire on August 20, 2025.

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

Between January 15, 2021 and October 1, 2021, we issued 3,226,371 of our common shares pursuant to exercises of outstanding Class E warrants with gross proceeds of $22.6 million.

On February 12, 2021, we entered into a definitive agreement with an unaffiliated third party to purchase a Japanese 2006-built Capesize vessel having a cargo-carrying capacity of approximately 177,000 dwt, which was renamed M/V Tradership. The vessel was delivered to us on June 9, 2021. The gross purchase price of $17.0 million was funded with cash on hand at delivery and subsequently through the ABB Loan Facility (as defined below).

On February 19, 2021, we issued 4,415,000 of our common shares in a registered direct offering for a purchase price of $17.0 per common share, for aggregate gross proceeds of approximately $75.0 million.

On March 10, 2021, we entered into a definitive agreement with an unaffiliated third party to purchase a Japanese 2013-built Capesize vessel having a cargo-carrying capacity of approximately 176,500 dwt, which was renamed M/V Flagship. The vessel was delivered to us on May 6, 2021. The gross purchase price of approximately $28.4 million was funded with cash on hand at delivery and subsequently through Flagship Cargill Sale and Leaseback (as defined below).

On March 11, 2021, we entered into a definitive agreement with unaffiliated third parties to purchase a Japanese 2010-built Capesize vessel having a cargo-carrying capacity of approximately 182,000 dwt, which was renamed M/V Patriotship. The vessel was delivered to us on June 1, 2021. The gross purchase price of $26.6 million was funded with cash on hand at delivery and subsequently through though CMBFL Sale and Leaseback (as defined below).

On March 19, 2021, we entered into a definitive agreement with an unaffiliated third party to purchase a Japanese 2012-built Capesize vessel having a cargo-carrying capacity of approximately 181,000 dwt, which was renamed M/V Hellasship. The vessel was delivered to us on May 6, 2021. The gross purchase price of $28.6 million was funded with cash on hand at delivery and subsequently through CMBFL Sale and Leaseback (as defined below).

On March 24, 2021, we issued 95,573 common shares to JDH, following JDH’s exercise of its pre-funded warrants from the December 30, 2020 transaction. Please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements – JDH Transactions".

On May 17, 2021, we entered into an agreement with unaffiliated third parties for the purchase of a Japanese 2012-built Capesize vessel having a cargo-carrying capacity of approximately 181,400 dwt, which was renamed M/V Worldship. The vessel was delivered to us on August 30, 2021 and the gross purchase price of $33.7 million was funded with cash on hand at delivery and subsequently through the 2021 Piraeus Bank Loan Facility (as defined below).

On June 22, 2021, we entered into an agreement with an unaffiliated third party for the purchase of a Japanese 2009-built Capesize vessel having a cargo-carrying capacity of approximately 177,000 dwt, which was renamed M/V Friendship. The vessel was delivered to us on July 27, 2021. The gross purchase price of $24.6 million was financed with cash on hand at delivery and subsequently through the August 2021 Alpha Bank Loan Facility (as defined below).

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

On October 5, 2021, we entered into an agreement with an unaffiliated third party for the purchase of a Japanese 2010-built Capesize vessel having a cargo-carrying capacity of approximately 181,500 dwt, which was renamed M/V Dukeship. The vessel was delivered to us on November 26, 2021 and the gross purchase price of $34.3 million was funded with cash on hand at delivery and subsequently through the June 2022 Alpha Bank Loan Facility.

On October 14, 2021 we issued 300,000 common shares to JDH following the conversion of $3,600,000 of the principal amount of the First JDH Note, at the conversion price of $12.0 per share.

Through a series of transactions during the period of November and December 2021, we have repurchased 170,210 of our outstanding common shares at an average price of approximately $9.93.

On December 7, 2021, we entered into a warrant repurchase agreement with JDH to repurchase a common stock purchase warrant to purchase 428,571 of our common shares for $1.0 million. On December 10, 2021, we prepaid the outstanding principal amount of the First JDH Note and the Third JDH Note in an aggregate amount of $13.95 million. These transactions closed, all obligations were terminated under the two convertible notes and the warrant was cancelled, on December 10, 2021.

On December 7, 2021, our board of directors authorized a new share repurchase plan pursuant to which we could repurchase up to $10.0 million of our outstanding common shares or other securities. This share repurchase plan has been fully utilized.  Pursuant to the plan, we repurchased $5.0 million on January 26, 2022 and an additional $5.0 million on March 10, 2022 in relation to a convertible note (discussed below).  In connection with the first of these repurchases our cash sweep obligations for 2022 under the convertible note were waived pursuant to a waiver letter signed on January 19, 2022.

On December 10, 2021, we entered into a stock purchase agreement and issued 20,000 Series B Preferred Shares, par value $0.0001 per share, to our Chairman and Chief Executive Officer, in return for cash consideration of $250,000.

On December 13, 2021, our previously issued Class A Warrants, trading under the symbol SHIPW, expired.

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

On March 10, 2022, we initiated the payment of quarterly cash dividends and declared a quarterly dividend of $0.25 per share and a special dividend of $0.25 per share with respect to the fourth quarter of 2021.

On May 13, 2022, our previously issued Class B Warrants, trading under the symbol SHIPZ, expired.

On May 25, 2022, we entered into an agreement with an unaffiliated third party for the purchase of a Japanese 2010-built Capesize vessel having a cargo-carrying capacity of approximately 180,000 dwt, which was renamed M/V Honorship. The vessel was delivered to us on June 27, 2022 and the gross purchase price of $34.6 million was funded with cash on hand and through the June 2022 Piraeus Bank Loan Facility.

On June 27, 2022, United’s application to list its common shares on the Nasdaq Capital Market was approved. The registration statement on Form 20-F, filed by United in connection with its spin-off from us (the “Spin-Off”), was declared effective by the SEC. To effect the Spin-Off, we contributed the vessel-owning subsidiary of the M/V Gloriuship to United along with $5.0 million in working capital, in connection with the distribution of (i) all of United’s issued and outstanding common shares to our shareholders, (ii) 40,000 of United’s Series B preferred shares, par value $0.0001 to the holder of all of our issued and outstanding Series B preferred shares and (iii) 5,000 of United’s 6.5% Series C Cumulative Convertible Perpetual Preferred Shares to us. Our common shareholders received one United common share for every 11.8 Seanergy common shares held at the close of business on June 28, 2022. The Spin-Off was effective upon the distribution of United’s common shares on July 5, 2022.

On June 28, 2022, our board of directors authorized a new share repurchase plan pursuant to which we could repurchase up to $5.0 million of our outstanding common shares, convertible note, and warrants. On November 28, 2022, the board of directors authorized the extension of the Buyback Plan until December 31, 2023. No repurchases have been made under this plan as of the date of this annual report.

On July 6, 2022, we completed the spin-off of our wholly owned subsidiary, United, effective July 5, 2022. Our shareholders received one United share for every 11.8 shares of Seanergy held at the close of business on June 28, 2022. Additionally, our Chairman and Chief Executive Officer, Stamatios Tsantanis, received 40,000 of United’s Series B Preferred Shares and 5,000 of United’s Series C Cumulative Convertible Perpetual Preferred Shares were issued to the Company. Fractional common shares of United were not distributed. Instead, the distribution agent aggregated fractional common shares into whole shares, promptly sold such whole shares in the open market at prevailing rates and distributed the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution.

On July 14, 2022, we paid the previously announced quarterly dividend of $0.25 per share for the first quarter of 2022 and declared a cash dividend of $0.25 per share for the second quarter of 2022 payable to the shareholders of record as of September 25, 2022.

On July 26, 2022, we contributed another $5.0 million to United in exchange for an additional 5,000 of United’s newly issued Series C Cumulative Convertible Perpetual Preferred Shares, in connection with United’s funding of the deposits payable for four tanker vessels that were acquired by United.

On August 1, 2022, we received written notification from the Nasdaq Stock Market indicating that because the closing bid price of our common stock for 30 consecutive business days, from June 16, 2022 to July 29, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is was 180 days, or until January 30, 2023. A second grace period until July 31, 2023 was granted by Nasdaq.  On February 16, 2023, we conducted a 1-for-10 reverse stock split. On March 6, 2023, we announced that the Nasdaq Stock Market confirmed that we regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock and this matter is now closed.

On October 11, 2022, we paid the previously announced quarterly dividend of $0.25 per share, for the second quarter of 2022 and declared a cash dividend of $0.25 per share for the third quarter of 2022 payable to the shareholders of record as of December 28, 2022.

On October 17, 2022, we received $0.17 million from United relating to dividends accrued under the Series C preferred shares from their original issuance date to the date thereof.

On November 9, 2022, we entered into an agreement with an unaffiliated third party for the purchase of a Japanese 2012-built Capesize vessel having a cargo-carrying capacity of approximately 181,415 dwt, which was renamed M/V Paroship. The vessel was delivered to us on December 27, 2023 and the gross purchase price of $31.0 million was funded with cash on hand and through the December 2022 Alpha Bank Loan Facility.

On November 28, 2022, the outstanding 10,000 Series C Cumulative Convertible Perpetual Preferred Shares of United held by us were redeemed by United at a price equal to 105% of the original issue price for a total cash inflow of $10.6 million, including all accrued and unpaid dividends up to the redemption date.

On November 30, 2022, we commenced a tender offer to purchase our outstanding Class E Warrants to purchase one common share, par value $0.0001, at a price of $0.20 per warrant. The tender offer expired at 5:00 P.M., Eastern Time, on January 10, 2023. A total of 4,038,114 Class E Warrants were tendered under the tender offer, representing approximately 47% of the outstanding Class E Warrants.

On December 27, 2022, we entered into definitive agreements to sell the 2005-built M/V Goodship and the 2006-built M/V Tradership, the oldest vessel in our fleet, to United, a related party. The M/V Goodship and the M/V Tradership were delivered to United on February 10, 2023 and February 28, 2023, respectively. The Company recorded a profit of approximately $8.0 million in connection with the sale of the two vessels in the first quarter of 2023. These transactions reduced the average age of our fleet.

On January 3, 2023, we prepaid another $8.0 million of the outstanding balance of the Second JDH Note using cash on hand, leaving approximately $3.2 million currently outstanding.

On January 30, 2023, we paid the previously announced quarterly dividend of $0.25 per share, for the third quarter of 2022 to the shareholders of record as of December 28, 2022.

At the opening of trading on February 16, 2023, we effected a one-for-ten reverse stock split of our common stock in order to cure the deficiency of the Nasdaq minimum bid price requirement originally communicated to us on August 1, 2022.

On March 14, 2023, we declared a cash dividend of $0.025 per share for the fourth quarter of 2022 payable on or about April 25, 2023 to the shareholders of record as of March 31, 2023.

B.	Business Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities.  We currently operate 16 Capesize vessels, with a cargo-carrying capacity of approximately 2,846,965 dwt and an average fleet age of 12.1 years. We are the only pure-play Capesize shipping company listed in the U.S.

We believe we have established a reputation in the international dry bulk shipping industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets, and who have strong ties to a number of international charterers.

Our Current Fleet

The following table lists the vessels in our fleet as of the date of this annual report:

Vessel Name	Year Built	Dwt	Flag	Yard	Type of Employment
Patriotship	2010	181,709	MI	Imabari	T/C Index Linked(1)
Dukeship	2010	181,453	MI	Sasebo	T/C Index Linked(2)
Worldship	2012	181,415	MI	Koyo-Imabari	T/C Index Linked(3)
Paroship	2012	181,415	LIB	Imabari	T/C Index Linked(4)
Hellasship	2012	181,325	LIB	Imabari	T/C Index Linked(5)
Honorship	2010	180,242	MI	Imabari	T/C Index Linked(6)
Fellowship	2010	179,701	MI	Daewoo	T/C Index Linked(7)
Championship	2011	179,238	MI	Sungdong SB	T/C Index Linked(8)
Partnership	2012	179,213	MI	Hyundai	T/C Index Linked(9)
Knightship	2010	178,978	LIB	Hyundai	T/C Index Linked (10)
Lordship	2010	178,838	LIB	Hyundai	T/C Index Linked(11)
Friendship	2009	176,952	LIB	Namura	T/C Index Linked(12)
Flagship	2013	176,387	MI	Mitsui	T/C Index Linked(13)
Geniuship	2010	170,057	MI	Sungdong SB	T/C Index Linked(14)
Premiership	2010	170,024	MI	Sungdong SB	T/C Index Linked(15)
Squireship	2010	170,018	LIB	Sungdong SB	T/C Index Linked(16)

(1)         Chartered by Glencore and delivered to the charterer on November 19, 2022 for a period of about 12 to about 18 months. The gross daily rate of the T/C is based on a premium over the daily BCI and features a scrubber profit sharing scheme. In addition, the T/C provides us the option to convert the variable charter hire to a fixed rate for a period of between one and nine months priced at the prevailing Capesize Forward Freight Agreement rate, or FFA, for the selected period.

(2)          Chartered by NYK and delivered to the charterer on December 1, 2021 for a period of about 13 to about 18 months. The daily charter hire is based on a premium over the daily BCI. In addition, the time charter provides us the option to convert the variable charter hire to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA for the selected period.

(3)          Chartered by Cargill and delivered to the charterer on September 2, 2021 for a period of about 12 to about 16 months at a daily charter hire rate of was $31,750. In September 2022, the charterer of the M/V Worldship agreed to exercise the optional period extending the T/C for about 12 to about 15 months at a daily rate based on a premium over the daily BCI and scrubber profit sharing scheme. In addition, the T/C provides us the option to convert the variable charter hire to a fixed rate for a period of between one and nine months priced at the prevailing Capesize FFA rate for the selected period.

(4)          Chartered by Oldendorff and delivered to the charterer on January 12, 2023 for a period of about 10 months to maximum December 31, 2023. The daily charter hire is based on a premium over the BCI and features a scrubber profit sharing scheme. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and nine months priced at the prevailing Capesize FFA for the selected period.

(5)          Chartered by NYK and delivered to the charterer on May 10, 2021 for a period of minimum 11 to maximum 15 months. In April 2022, the charter period was extended for minimum December 31, 2023 to maximum March 31, 2024 at a daily charter hire based on a premium over the BCI. In addition, the T/C provides us the option to convert the variable charter hire to a fixed rate for a period between two and 12 months priced at the prevailing Capesize FFA rate for the selected period.

(6)         Chartered by NYK and delivered to the charterer on June 30, 2022 for a period of about 20 to about 24 months from the delivery date. The daily charter hire is based on a premium over the BCI. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA for the selected period.

(7)         Chartered by Anglo American, a leading global mining company, and delivered to the charterer on June 18, 2021 for a period of minimum 12 to about 15 months. In October 2022, the charter period was extended for minimum 20 to about 24 months at a daily charter hire based on a premium over the BCI. In addition, the time charter provides us with the option to convert the variable charter hire to a fixed rate for a period of between three and 12 months priced at the prevailing Capesize FFA for the selected period.

(8)         Chartered by Cargill and delivered to the charterer on November 7, 2018 for a period of employment of 60 months, with an optional period of about 16 to about 18 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $1,740 and features a scrubber profit sharing scheme. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between three and 12 months priced at the prevailing Capesize FFA for the selected period.

(9)         Chartered by a major European utility and energy company and delivered to the charterer on September 11, 2019 for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. In September 2022, the charterer of the M/V Partnership agreed to exercise the optional period extending the T/C at a daily rate based on a premium over the BCI and a scrubber profit sharing scheme. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between three and 12 months priced at the prevailing Capesize FFA for the selected period.

(10)        Chartered by Glencore and delivered to the charterer on May 15, 2020 for a period of about 36 to about 42 months with two optional periods of 11 to 13 months. In March 2023, the charterer of the M/V Knightship agreed to exercise the first optional period extending the T/C after the maximum original period at a rate based on the BCI and a scrubber profit sharing scheme. The daily charter hire is based on a premium over the BCI and features a scrubber profit sharing scheme. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between one and nine months priced at the prevailing Capesize FFA for the selected period.

(11)        Chartered by a major European utility and energy company and delivered on August 4, 2019 for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. In September 2022, the charterer of the M/V Lordship agreed to exercise the option to extend the T/C at a daily rate based on the BCI and a scrubber profit sharing scheme. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between three and 12 months priced at the prevailing Capesize FFA for the selected period.

(12)       Chartered by NYK and delivered to the charterer on July 29, 2021 for a period of minimum December 31, 2023 to maximum March 31, 2024. The daily charter hire is based on a premium over the BCI. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA for the selected period.

(13)        Chartered by Cargill and delivered to the charterer on May 10, 2021 for a period of 60 months. The daily charter hire is based on a premium over the BCI minus $1,325 per day. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between three and 12 months priced at the prevailing Capesize FFA for the selected period.

(14)       Chartered by NYK and delivered to the charterer on February 5, 2022 for a period of about 11 to about 15 months from the delivery date. The daily charter hire is based on the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and 12 months priced at the prevailing Capesize FFA for the selected period.

(15)       Chartered by Glencore and delivered to the charterer on November 29, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. In October 2022, the charterer of the M/V Premiership agreed to exercise the first optional period extending the T/C after the maximum original period at a rate based on the BCI and a scrubber profit sharing scheme. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between one and nine months priced at the prevailing Capesize FFA for the selected period.

(16)       Chartered by Glencore and delivered to the charterer on December 19, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. In November 2022, the charterer of the M/V Squireship agreed to exercise the first optional period extending the T/C after the maximum original period at a rate based on the BCI and a scrubber profit sharing scheme. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between one and nine months priced at the prevailing Capesize FFA for the selected period.

Key to Flags: MI – Marshall Islands, LIB – Liberia.

Our Business Strategy

We currently operate 16 Capesize vessels. We also intend to continue to review the market from time to time in order to identify potential acquisition targets which will be accretive to our earnings per share. Our acquisition strategy focuses on newbuilding or secondhand Capesize dry bulk vessels, although we may acquire vessels in other sectors which we believe offer attractive investment opportunities.

Management of Our Fleet

We manage our vessel's operations, insurances and bunkering and have the general supervision of our third-party technical and commercial managers.

Seanergy Shipmanagement, our wholly owned subsidiary, provides certain technical management services to the majority of the vessels of our fleet, namely the MVs Dukeship, Fellowship, Friendship, Knightship, Lordship, Worldship, Hellasship, Partnership, Flagship, Patriotship, Honorship, Premiership, Geniuship, Squireship and Paroship. In 2022 we paid a monthly fee of $14,000 and $10,000 per vessel for fourteen and one vessel, respectively, to Seanergy Shipmanagement. In addition, in 2022 we paid a monthly fee of $10,000 for the M/V Goodship which was sold to United in February 2023. Since January 1, 2023, we are paying a monthly fee of $14,000 and $10,000 per vessel for fourteen and one vessel, respectively, to Seanergy Shipmanagement. These technical management services include, inter alia, general administrative and support services, bunkering, insurance arrangements and accounting related to vessels and provisions. These amounts are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements.

V.Ships Greece, an independent third party, provides technical management to two of our vessels, the MVs Championship and Friendship, that includes general administrative and support services, such as crewing and other technical management, accounting related to vessels and provisions. Pursuant to our technical management agreements with V.Ships Greece, we paid monthly fees of $9,167 for the M/V Friendship in 2022 and of $9,167 for the M/V Championship from September until December 2022. In addition, in 2022 we paid to V.Ships Limited a monthly fee of $9,013 for the M/V Tradership which was sold to United in February 2023 and of $9,013 for the M/V Championship from January until August 2022. From January 1, 2023 onwards, we are paying a monthly fee of $9,625 per vessel to V.Ships Greece in exchange for providing these technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, which are reimbursed by us to V.Ships Greece. These technical management agreements are for an indefinite period until terminated by either party, giving the other notice in writing, in which event the applicable agreement shall terminate after one month from the date upon which such notice is received.

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

V.Ships, Global Seaways and Anglo-Eastern provide crew management services to six, six and two vessels of our fleet, respectively. In 2022 we paid a monthly fee of $2,000 per vessel to each of V.Ships and Anglo-Eastern and a monthly fee ranging between $2,070 and $2,415 to Global Seaways. Since January 1, 2023, we are paying a monthly fee of $2,000 per vessel to each of V.Ships and Anglo-Eastern and of $2,415 to Global Seaways.

Employment of Our Fleet

As of the date of this report, all our vessels are employed under long-term time charters which have a charter hire calculated at an index-linked rate based on the 5-routes T/C average of the BCI. All our time charter agreements have the option to convert the index linked rate into a fixed rate corresponding to the prevailing value of the respective Capesize FFAs. In the future, we may opportunistically look to employ some of our vessels under time charter contracts with a fixed rate, should rates become more attractive.

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

Handymax/Supramax. Handymax vessels have a carrying capacity of between 30,000 and 60,000 dwt.  These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks.  The standard vessels are usually built with 25-30-ton cargo gear, enabling them to discharge cargo where grabs are required (particularly industrial minerals), and to conduct cargo operations in countries and ports with limited infrastructure.  This type of vessel offers good trading flexibility and can, therefore, be used in a wide variety of bulk and neobulk trades, such as steel products.  Supramax are a sub-category of this category typically having a cargo carrying capacity of between 50,000 and 60,000 dwt.

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

Customers

Our customers include or have included national, regional and international companies.  Customers individually accounting for more than 10% of our revenues during the years ended December 31, 2022, 2021 and 2020 were:

Customer	2022	2021	2020
A	24%	15%	-
B	18%	13%	-
C	17%	23%	23%
D	15%	11%	18%
E	-	10%	-
Total	74%	72%	41%

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

Our ESG Initiatives

Environmental

We comply with all applicable environmental regulations in a timely and efficient manner, and we implement measures to further reduce our carbon footprint, improve our environmental performance and protect the marine environment. We continuously monitor the performance of our vessels through telemetry and advanced data management systems and take action to improve the energy efficiency of our fleet both operationally and technically, in view of the greenhouse gas (GHG) strategy set for 2030 and 2050 by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”).

•	We have retrofitted our fleet with nine Exhaust Gas Cleaning Systems (“EGCS”) in order to comply with emissions standards, titled IMO- 2020, set by the IMO.
•
We participate in the Poseidon Principles, which establish a framework for assessing and disclosing the climate alignment of ship finance portfolios and are consistent with the policies and ambitions of the IMO to reduce shipping’s total annual GHG emissions by at least 40% by 2030.

•
We collaborate with our charterers within the scope of the Sea Cargo Charter, providing them with our vessel data to enable them to assess and report on the carbon intensity of the chartering activities of these vessels.

•
We have engaged and actively participate in partnerships and alliances that promote sustainability in the maritime sector, including emission control and other environmental initiatives, such as the Getting to Zero Coalition, the Hellenic Decarbonization committee of RINA Classification Society and the Hellenic Marine Environment Protection Association.

•	We are active participants in several projects for the development and/or deployment of new green technologies and alternative fuels, including with respect to:
-	the adoption of various latest technology voyage optimization platforms which aim to reduce fuel consumption and therefore our fleet’s CO2 footprint;
-
the installation of energy-saving devices, such as propeller ducts, propeller boss cap fins and variable frequency drives, which aim to reduce the required propulsion power and CO2 emissions of our vessels;

-	piloting and evaluating latest technology anti-fouling paints and hull cleaning technologies to reduce hull resistance and improve vessel’s energy efficiency; and
-	the techno-economic feasibility assessment of alternative fuels in shipping by executing multiple biofuel trials;

Social

We are focused on continuously improving our social impact, including with respect to the health, safety and wellbeing of employees, both on board and ashore, to operational excellence, and to community support. We are dedicated to providing equal employment opportunities and treating our people fairly without regard to race, color, religious beliefs, age, sex, or any other classification.
•	We maintain high employee retention rates both on board and ashore and work to facilitate the professional development, continuous training and career advancement of our people.
•	We have an annual contract with an international organization covering 24/7 all seamen onboard the vessels medically and psychologically.
•	Our community investment activities focus on, but are not limited to, supporting vulnerable groups and youth education in Greece.

Governance

We apply corporate governance best practices, adhere to high ethical principles and ensure the high commercial performance of our fleet.
•	The Company is governed by a diverse and experienced, majority independent Board of Directors.
•	We have a transparent Code of Business Conduct & Ethics and Anti-Fraud Policy in place.
•	We implement strong internal controls structured to ensure robust risk management.
•	We continuously cultivate an open reporting culture with respect to any violations of the Code of Ethics.
•	During 2022, we established an ESG Committee at Board level to guide and support the company’s ESG strategy.
•
Our Company uses advanced Enterprise Resource Planning and Business Intelligence systems to streamline operations and facilitate effective decision-making. We continuously upgrade and enhance our cybersecurity systems, processes, and policies to protect our company from cyber risks, both in the office and on our vessels.

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

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area.  Recently at the MEPC78, the IMO approved a proposal for a new ECA in the Mediterranean to apply from 1 July 2025 such that the sulfur content of marine fuels does not exceed 0.1%. Ocean-going vessels in these areas are subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

MARPOL mandates certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI.  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon, following incidents involving the spontaneous ignition of charcoal, came into effect in June 2022.

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

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast Water Management systems (or BWMS), which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3).  Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMS installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Costs of compliance with these regulations may be substantial. The cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS became effective in June 2022.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention entered into force in September 2008 and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention came into effect which include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing this substance from January 1, 2023. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs. On December 23, 2022, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000  (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement's, or BSEE, revised Production Safety Systems Rule, or PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE released a final Well Control Rule, which eliminated a number of provisions which could affect offshore drilling operations.  In 2022, revisions to the Well Control Rule were proposed which may affect offshore drilling operations and cause us to incur additional costs to comply. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could negatively impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA.  In April 2020, the EPA and Department of the Army published the Navigable Waters Protection Rule to finalize a revised WOTUS definition, which rule became effective in June 2020. However, in light of a court order issued by the U.S. District Court for the District of Arizona on August 30, 2021, the EPA and U.S. Army Corps of Engineers are interpreting WOTUS consistent with the pre-2015 regulatory regime. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023, and will become effective on March 20, 2023.  The revised WOTUS rule replaces the 2020 Navigable Waters protection Rule and generally reflects an expansion of the CWA jurisdiction.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018 and requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. It intends to replace the VGP scheme and streamline the patchwork of federal, state, and local requirements for the commercial vessel community.  The US Environmental Protection Agency, or EPA, has indicated that new federal discharge standards for vessels may be published in autumn 2024. In the meantime, the agency has seemingly strengthened its inspection and enforcement efforts to ensure compliance with the extended VGP scheme and warns that non-compliance can result in significant penalties. The VIDA gave the EPA two years to develop new national discharge standards for vessels and the U.S/ Coast Guard another two years to develop regulations and best management practices to implement and enforce those standards.  VIDA also specifies that the provisions of the VGP will continue to apply until EPA and the U.S. Coast Guard publish their final regulations, regardless of how long that takes, and that the permit cannot be modified during that time.  On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings, but a final rule has not been promulgated.  Under VIDA, all provisions of the 2013 VGP and USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standards.  Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. In addition, several U.S. states have added specific requirements to the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. Although EPA did issue a notice of proposed rulemaking in October 2020, a final rule on new discharge standards has still not been promulgated – which also means that a complete replacement scheme for the VGP is still some time away. A recent announcement on the EPA indicates that a final rule on the discharge standards may be ready in the autumn of 2024. Thus, if the USCG spends the full two years to finalise the corresponding enforcement standards, the current 2013 VGP scheme will remain in force until 2026.  This rule changes may have financial impact on our vessels and may result in our vessels being banded from calling in US in case compliance issues arise.

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

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy (the “Proposals”). There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector (Maritime ETS) which is due to commence in 2024 and which is to apply to all ships above a gross tonnage of 5,000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, Maritime ETS is to apply gradually over the period from 2024-2026. In 2025 shipping companies would have to surrender 40% of ETS allowances for 2024 emissions; in 2026 shipping companies would have to surrender 70% of ETS allowances for the 2025 emissions and 100% in 2027 for 2026 emissions. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the etmissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. Furthermore, the proposals envisage that all maritime allowances would be auctioned and there will be no free allocation. Whilst the ETS legal text has been agreed and is subject to formal adoption and publication, FuelEU Maritime proposal is still being negotiated and final drafts are expected later in 2023.

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

At MEPC 70 in October 2016, a mandatory data collection system (DCS) was adopted which requires ships above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV – which applies since 2018 – and the IMO DCS – which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on 4 February 2019 aims to align and facilitate the simultaneous implementation of the two systems however it is still not clear when the proposal will be adopted.

IMO’s MEPC 76 adopted amendments to MAPROL Annex VI that will require ships to reduce their greenhouse gas emissions. Effective from January 1, 2023, the Revised MARPOL Annex VI includes carbon intensity measures (requirements for ships to calculate their Energy Efficiency Existing Ship Index (EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating). MEPC 76 also adopted guidelines to support implementation of the amendments.

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

Protection and Indemnity Insurance

Protection and indemnity insurance, provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes related expenses of injury, illness or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property such as fixed and floating objects, pollution arising from oil or other substances, salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our coverage limit is as per the International Group’s rules, where there are standard sub-limits for oil pollution at $1 billion, passenger liability at $2 billion and seamen liabilities at $3 billion.  The 12 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities in excess of each association’s own retention of $10.0 million up to, currently, approximately $8 billion.  As a member of P&I Associations, which are a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

Seanergy Maritime Holdings Corp. is the ultimate parent company of the following wholly owned subsidiaries, either directly or indirectly, as of the date of this annual report:

Subsidiary	Jurisdiction of Incorporation
Seanergy Management Corp.	Republic of the Marshall Islands
Seanergy Shipmanagement Corp.	Republic of the Marshall Islands
Leader Shipping Co.	Republic of the Marshall Islands
Honor Shipping Co.	Republic of the Marshall Islands
Sea Genius Shipping Co.	Republic of the Marshall Islands
Traders Shipping Co.	Republic of the Marshall Islands
Gladiator Shipping Co.	Republic of the Marshall Islands
Premier Marine Co.	Republic of the Marshall Islands
Emperor Holding Ltd.	Republic of the Marshall Islands
Champion Marine Co.	Republic of the Marshall Islands
Fellow Shipping Co.	Republic of the Marshall Islands
Patriot Shipping Co.	Republic of the Marshall Islands
Flag Marine Co.	Republic of the Marshall Islands
World Shipping Co.	Republic of the Marshall Islands
Partner Marine Co.	Republic of the Marshall Islands
Duke Shipping Co.	Republic of the Marshall Islands
Squire Ocean Navigation Co.	Republic of Liberia
Lord Ocean Navigation Co.	Republic of Liberia
Knight Ocean Navigation Co.	Republic of Liberia
Good Ocean Navigation Co.	Republic of Liberia
Hellas Ocean Navigation Co.	Republic of Liberia
Friend Ocean Navigation Co.	Republic of Liberia
Paros Ocean Navigation Co.	Republic of Liberia
Partner Shipping Co. Limited	Malta
Pembroke Chartering Services Limited	Malta
Martinique International Corp.	British Virgin Islands
Harbour Business International Corp.	British Virgin Islands
Maritime Capital Shipping Limited	Bermuda

D.	Property, Plants and Equipment

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

We are also affected by the types of charters we enter into.  Vessels operating on fixed rate period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter or index-linked time charter markets generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in case of voyage charters. As of the date of this report, all of the Company’s fleet is time chartered on long-term employment arrangements. Out of the sixteen long-term employment agreements in place, three were agreed during 2022 and the remaining eight between 2018 and 2021.

Critical Accounting Policies

Critical accounting policies are those that are both most important to the portrayal of the company's financial condition and results, and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. We have described in Item 5. Operating and Financial Review and Prospects – E. Critical Accounting Estimates our critical accounting policies, because they potentially result in material different results under different assumptions and conditions. For a description of all our significant accounting policies, see Note 2 to our annual audited financial statements included in this annual report.

Results of Operations

Year ended December 31, 2022 as compared to year ended December 31, 2021

(In thousands of U.S. Dollars, except for share and per share data)	Year ended December 31,		Change
	2022	2021	Amount	%
Revenues:
Vessel revenue, net	122,629	153,108	(30,479)	(20)%
Fees from related parties	2,391	-	2,391	-
Revenue, net	125,020	153,108	(28,088)	(18)%

Expenses:
Voyage expenses	(4,293)	(16,469)	12,176	(74)%
Vessel operating expenses	(43,550)	(36,332)	(7,218)	20%
Management fees	(1,368)	(1,435)	67	(5)%
General and administration expenses	(17,412)	(13,739)	(3,673)	27%
Depreciation and amortization	(28,297)	(19,944)	(8,353)	42%
Gain on sale of vessel, net	-	697	(697)	(100)%
(Loss) / gain on forward freight agreements, net	(417)	24	(441)	(1,838)%
Operating income	29,683	65,910	(36,227)	(55)%
Other income / (expenses), net:
Interest and finance costs	(15,332)	(17,779)	2,447	(14)%
Loss on extinguishment of debt	(1,291)	(6,863)	5,572	(81)%
Gain on spin-off of United Maritime Corporation	2,800	-	2,800	-
Other, net	1,351	80	1,271	1,589%
Total other expenses, net:	(12,472)	(24,562)	12,090	(49)%
Net income before income taxes	17,211	41,348	(24,137)	(58)%
Income taxes	28	-	28	-
Net income	17,239	41,348	(24,109)	(58)%

Net income per common share
Basic	0.97	2.70
Diluted	0.96	2.50
Weighted average number of common shares outstanding
Basic	17,493,033	15,332,191
Diluted	17,684,048	19,133,753

Vessel Revenue, Net – The decrease was attributable to the decrease in prevailing charter rates and was partially offset by an increase in operating days. We had 5,905 operating days in 2022, as compared to 4,987 operating days in 2021. We acquired two vessels within 2022 and contributed one of our vessels to United Maritime Corporation as part of the spin-off at the beginning of the third quarter of 2022. The operating days in 2022 were affected by 314 off-hire and repair days compared to 153 days during 2021. The TCE rate decreased by 27% in 2022 to $20,040, as compared to $27,399 in 2021. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Fees from Related Parties – The fiscal year 2022 amount relates to $0.6 million of fees regarding the commercial and technical management services provided from Seanergy to United Maritime Corporation and $1.8 million of fees regarding Seanergy’s 1% commission on the contract price of the tankers bought and sold by Seanergy on United’s behalf.

Voyage Expenses – The decrease was primarily attributable to the fact (i) that all of the company’s vessels were chartered under time charter arrangements in 2022, whereas in 2021, 18% of revenues were from voyage charters for which the Company pays the voyage expenses and (ii) of the decrease in brokerage commissions, consistent with the decrease in total vessel revenues.

Vessel Operating Expenses - The increase was primarily attributable to an increase in ownership days due to the acquisition of two vessels in 2022, the full year effect of the seven vessels acquired between May 2021 through November 2021 and an increase of approximately ten percent in the daily vessel operating expenses compared to 2021 (see table further below). Additionally, crew expenses and spares forwarding costs increased due to inflationary pressures prevail in the market. We had 6,219 ownership days in 2022 as compared to 5,140 ownership days in 2021.

Management Fees - The decrease was attributable to the increase in the number of vessels under in-house management by Seanergy Shipmanagement and Seanergy Management in 2022 compared to 2021.

General and Administration Expenses – The increase is mainly attributable to an increase in staff costs, as the total number of support staff at the end of 2022 were 70 compared to 47 at the end of 2021. Non-cash stock-based compensation amounted to $7.0 million in 2022 compared to $4.9 million in 2021.

Depreciation and Amortization – For the year ended December 31, 2022, depreciation and amortization expense increased to $28.3 million from $19.9 million in 2021 due to the increase in the average number of vessels from 14 to 17.

Loss on forward freight agreements – The loss in the year ended December 31, 2022, is attributable to the net realized losses of our positions on the forward freight agreements entered within the year.

Interest and Finance Costs – This decrease is primarily attributable to a decrease of certain debt discounts amortization costs of our convertibles notes following the adoption of a new accounting policy as of January 1, 2022 (please refer to the notes of our consolidated financial statements included in this filing for more details). In particular, the amortization of a beneficial conversion feature of our notes was $NIL in 2022 compared to $2.9 million in 2021. This was partially offset by an increase of the weighted average interest rate on outstanding debt and convertible notes from 4.81% for 2021 to 5.01% for 2022 due to the sharp increase in US interest rates affecting both LIBOR and SOFR rates used as reference rates on the majority of our debt facilities.

Loss on extinguishment of debt – The loss in the year ended December 31, 2022, is attributable to the write-off of unamortized deferred finance costs and debt discounts upon the settlement of certain borrowing facilities, as follows: $1.1 million related to the prepayment of second JDH Note, $0.1 million related to the February 2019 ATB Loan Facility. The loss in the year ended December 31, 2021, is attributable to the write-off of unamortized deferred finance costs and debt discounts upon the settlement of certain borrowing facilities, as follows: $0.4 million related to the Geniuship tranche of the July 2020 Entrust Loan Facility, $0.1 million related to the First JDH Loan, $0.1 million related to the Fourth JDH Loan and $6.2 million related to the Third JDH Note.

Gain on  spin-off of United Maritime Corporation  – The gain in the year ended December 31, 2022, represents the difference between the fair value of assets contributed from Seanergy to United and their carrying value.

 Other, net  – Other, net for the year ended December 31, 2022, related to $0.5 million dividends received in relation to Series C preferred shares, $0.5 million in insurance credits and $0.4 million of interest income from our short-term time deposits.

Please see Item 5.A of our Form 20-F filed with the SEC on March 31, 2022, for a discussion of the year-to-year comparison between 2021 and 2020.

B.	Liquidity and Capital Resources

Our principal source of funds has been our operating cash inflows, long-term borrowings from banks, and equity provided by the capital markets and JDH. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on our outstanding debt obligations.

Our funding and treasury activities are conducted in accordance with corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short- and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

As of December 31, 2022, we had cash and cash equivalents of $26 million, as compared to $41.5 million as of December 31, 2021.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. At December 31, 2022, we had a working capital deficit of $33.6 million, which includes liabilities amounting to $12.7 million relating to cash deposit received from United for sale of vessels and an amount of $2.2 million relating to pre-collected revenue. Those amounts represent current liabilities that do not require future cash settlement. At December 31, 2021, we had a working capital deficit of $40.9 million, which includes liabilities amounting to $7.7 million relating to pre-collected revenue. The deficit is primarily due to the outstanding loan balance of $13.1 million under the ABB Loan Facility. The facility was fully repaid in two installments on February 9, 2023 and February 24, 2023 following the sale of the M/V Goodship and the M/V Tradership. For the year ended December 31, 2022, the Company realized a net income of $17,239 and generated cash flow from operations of $37,286.

As of December 31, 2022, we had outstanding gross borrowings of $259.9 million (including long-term debt and other financial liabilities and convertible note) as compared to $239.7 million as of December 31, 2021.

As of March 15, 2023, we had outstanding borrowings of $237.2 million (including long-term debt and other financial liabilities and convertible note). Our primary known and estimated liquidity needs for 2023 include obligations related to scheduled principal payments of outstanding borrowings and respective interest expenses payments and estimated drydocking expenditures. Our cash flow projections indicate that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements' issuance. Additional information on our annual scheduled obligations under our long-term debt and other financial liabilities are described in “Loan Arrangements” below and in Note 7 (“Long-Term Debt and Other Financial Liabilities”) and Note 8 (“Convertible Notes”) of our consolidated financial statements included in Item 18 of this Annual Report. Generally, we expect that, in addition to the cash generated from our operations, our long-term funding sources will include bank borrowings, lease financings and the issuance of debt and equity securities.

Cash Flows

(In thousands of US Dollars)	Year ended December 31,
	2022	2021	2020
Cash Flow Data:
Net cash provided by / (used in) operating activities	37,286	80,760	(9,735)
Net cash used in investing activities	(56,263)	(184,620)	(21,864)
Net cash provided by financing activities	5,828	127,435	39,096

Year ended December 31, 2022, as compared to year ended December 31, 2021

Operating Activities:  Net cash provided by operating activities in 2022 consisted of net income after non-cash items of $54.1 million and the decrease in working capital of $16.8 million. The major drivers of the change of net cash provided by operating activities are the decrease related to Vessel revenues, net by $30.5 million in 2022 compared to 2021 and the increase related to the operating expenses by $7.2 million in 2022 compared to 2021. This was partly offset by the decrease related to interest expense of $2.4 in 2022 compared to 2021 and the increase from fees from related parties of $2.4 million in 2022 compared to 2021. The working capital decrease was mainly driven by the increase in dry dockings during 2022 compared to 2021. Net cash provided by operating activities in 2021 consisted of net income after non-cash items of $79.8 million, an adjustment of $0.7 million from gain on the sale of a vessel plus an increase in working capital of $1.7 million.

Investing Activities: The 2022 cash outflow resulted from $70.3 million for the purchase of two vessels and payments for vessels improvements, $10 million investment in Series C preferred shares and $0.1 million for the purchase of other fixed assets. The 2022 cash outflow was offset by $12.7 million advances received in respect with the subsequent sale of two vessels, $10.0 million proceeds from the redemption of the Series C preferred shares and $1.5 million inflow from term deposits. The 2021 cash outflow resulted from $197.2 million for the purchase of seven vessels, which was offset by $12.6 million from the proceeds from the sale of one vessel.

Financing Activities: The 2022 cash inflow resulted mainly from $124.8 million from proceeds of secured long-term debt. The 2022 cash inflow was offset by debt repayments of $89.7 million, $10.0 million repayments of convertible notes, $17.9 million of dividend payments and $1.4 million financing and stock issuance fees payments. The 2021 cash inflow resulted mainly from: proceeds from issuance of common stock and warrants, net of underwriters' fees and commissions, of $98.3 million, proceeds of $180.3 million from secured long-term debt and proceeds of $0.3 million obtained the issuance of preferred stock. The 2021 cash inflow was offset by total debt repayments of $132.1 million, $14.0 million repayments of convertible notes, $1.7 million for common stock repurchases, $1 million for warrants repurchases and $2.7 million financing and stock issuance fees payments.

Please see Item 5.A of our Form 20-F filed with the SEC on March 31, 2022 for a discussion of the year-to-year comparison between 2021 and 2020.

Loan Arrangements

Senior Facilities

New Financing Activities during the year ended December 31, 2022

June 2022 Alpha Bank Loan Facility

On June 21, 2022, we entered into a facility agreement with Alpha Bank S.A. (“Alpha Bank”) for a $21.0 million term loan secured by the M/V Dukeship. The loan facility bears interest of SOFR plus a margin of 2.95% and is repayable through four quarterly installments of $1.0 million followed by twelve quarterly installments of $0.5 million and a final balloon of $11.0 million payable together with the sixteenth installment in June 2026. The June 2022 Alpha Bank Loan Facility is cross collateralized with the August 2021 Alpha Bank Loan Facility. The Company is required to ensure that the security requirement ratio (as defined therein) shall not be less than 125% and the borrower is required to maintain minimum liquidity of $0.5 million in its operating account. As of December 31, 2022, $19.0 million was outstanding under the facility.

June 2022 Piraeus Bank Loan Facility

On June 22, 2022, the Company entered into a facility agreement with Piraeus Bank S.A. for a $38.0 million sustainability-linked term loan. The purpose of the loan was to partly finance the acquisition cost of the M/V Honorship (as discussed below), while also refinancing the November 2021 Piraeus Bank Loan Facility, which was secured by the M/V Worldship. The facility bears interest at LIBOR plus a margin of 3.00% and is repayable through four quarterly installments of $2.0 million, two quarterly installments of $1.5 million, followed by fourteen quarterly installments of $0.8 million and a final balloon of $16.5 million payable together with the final installment in June 2027. The margin is subject to a sustainability pricing adjustment whereby it may be decreased by up to 0.10% upon meeting certain emission reduction targets during the term of the facility. The Company is required to maintain a corporate leverage ratio (as defined therein) that will not exceed 85% and a security cover ratio (as defined therein) of not less than 125% until December 24, 2023 and 130% thereafter until the maturity of the loan. The borrowers are required to maintain an aggregate minimum liquidity of $2.0 million in their operating accounts. As of December 31, 2022, $34.0 million was outstanding under the facility.

October 2022 Danish Ship Finance Loan Facility

On October 10, 2022, we entered into a $28.0 million loan facility with Danish Ship Finance A/S to refinance the existing UniCredit Bank Loan Facility secured by the M/Vs Premiership and Fellowship. The facility is divided in two equal tranches, has a term of five years, while the interest rate is 2.5% plus SOFR per annum. The repayment schedule of each tranche comprises six quarterly installments of $0.8 million followed by fourteen quarterly installments of $0.5 million and a final balloon of $2.1 million payable together with the twentieth installment in October 2027. Pursuant to the terms of the facility, the Company is required to maintain a security cover higher than 133%, at any time the corporate leverage ratio (as defined therein) is equal to or less than 65%. If the corporate leverage ratio is higher than 65%, the Company is required to maintain a security cover ratio (as defined therein) higher than 143%. The Company is required to maintain a leverage ratio (as defined therein), that will not be higher than 85% until June 29, 2023 and 70% thereafter until the maturity of the loan. Each borrower is required to maintain minimum liquidity of $0.65 million in its retention account. As of December 31, 2022, $28.0 million was outstanding under the facility.

December 2022 Alpha Bank Loan Facility

On December 15, 2022, the Company entered into a facility agreement with Alpha Bank S.A. for a $16.5 million term loan for the purpose of partly financing the acquisition cost of the M/V Paroship. The interest rate of the facility is equal to term SOFR, for periods of 1, 3 months or any other available period subject to agreement between the parties of the agreement, plus a margin of 2.90%. The term of the loan facility is four years. The repayment schedule comprises four quarterly installments of $0.5 million followed by twelve quarterly installments of $0.4 million and a final balloon of $9.6 million payable together with the sixteenth installment in December 2026. In addition, the Company is required to maintain a security requirement (as defined therein) of not less than 125%, while the borrower is required to maintain minimum liquidity of $0.5 million in its operating account. As of December 31, 2022, $16.5 million was outstanding under the facility.

Loan Facilities amended during the year ended December 31, 2022

August 2021 Alpha Bank Loan Facility

On August 9, 2021, we entered into a $44.1 million secured loan facility with Alpha Bank S.A. for (i) refinancing of the May 2021 Alpha Bank Loan Facility and (ii) financing of the previously unencumbered M/V Friendship, effectively replacing the M/V Leadership with the M/V Friendship in the security structure and increasing the loan amount. The August 2021 Alpha Bank Loan Facility is divided in two tranches, which were fully drawn on August 11, 2021, the first tranche of $31.1 million was used to partly refinance the outstanding indebtedness over the M/Vs Squireship and Lordship and the second tranche of $13.0 million was used to partly finance the acquisition cost of the M/V Friendship. The first tranche bears interest at LIBOR plus a margin of 3.5% and is repayable by four quarterly installments of $1.3 million each, followed by four quarterly installments of $1.0 million each, followed by eight quarterly installments of $0.9 million each and a final balloon of $15.0 million payable together with the final installment. The second tranche bears interest at LIBOR plus a margin of 3.25% and is repayable by installment four quarterly installments $0.7 million each, followed by twelve quarterly installments of $0.4 million each and a final balloon payment of $5.7 million payable together with the final installment due on August 11, 2025. Each of the borrowers owning the MVs Squireship and Lordship are required to maintain average quarterly minimum free liquidity of $0.5 million, whereas the borrower owning the M/V Friendship is required to maintain $0.5 million at all times. In addition, the borrowers shall ensure that the market value of the vessels plus any additional security shall not be less than 125% of the total facility outstanding. On June 30, 2022, the Company entered into a supplemental agreement to the facility pursuant to which, the August 2021 Alpha Bank Loan Facility was cross collateralized with the June 2022 Alpha Bank Loan Facility. As of December 31, 2022, $33.9 million was outstanding under the facility.

Pre - Existing Loan Facilities

ABB Loan Facility

On April 22, 2021, we entered into a $15.5 million secured loan facility with Aegean Baltic Bank, or ABB. The loan was divided in two tranches of $7.5 million (“Tranche A”) and $8.0 million (“Tranche B”) to partly finance the acquisition cost of the M/V Goodship and M/V Tradership, respectively. Each tranche bears interest at LIBOR plus a margin 4.0% and was repayable in eighteen consecutive quarterly installments of $0.2 million each, commencing three months after the drawdown of each tranche, with a final balloon payment of $3.9 million due in October 2025, for Tranche A and $4.4 million due in December 2025, for Tranche B. The Company was required to maintain a corporate leverage ratio, as defined in the loan agreement, that would not be higher than 85% until the maturity. Each borrower was required to maintain minimum liquidity of $0.3 million in its earnings account. In addition, the borrowers would ensure that the market value of the vessels plus any additional security would not be less than 130% of the total facility outstanding. As of December 31, 2022, $13.1 million was outstanding under the facility.  The facility was fully repaid in two installments on February 9, 2023 and February 24, 2023 following the sale of the M/V Goodship and the M/V Tradership.

Sinopac Loan Facility

On December 20, 2021, we entered into a $15.0 million secured loan facility with Sinopac Capital International (HK) Limited for the purpose of refinancing the outstanding indebtedness of the M/V Geniuship. The facility bears interest at LIBOR plus a margin of 3.5% and is repayable by four quarterly installments of $0.5 million, followed by sixteen quarterly installments of $0.4 million and a balloon installment of $6.7 million payable together with the final installment in December 2026. In addition, the borrower shall ensure that the market value of the vessel plus any additional security shall not be less than 130% of the total facility outstanding. As of December 31, 2022, $12.9 million was outstanding under the facility.

The borrowers under the loan facilities discussed above are the applicable vessel owning subsidiaries, while the Company has provided corporate guarantees in relation to performance of their obligations therein. These loan facilities are secured by mortgages, general assignments covering the respective vessels’ earnings, charter parties, insurances and requisition compensation; account pledge agreements covering the vessels’ earnings accounts; technical and commercial managers’ undertakings and pledge agreements covering the shares of the applicable vessel-owning subsidiaries Certain of these loan facilities are additionally secured by specific charterparty assignments, usually for charterparties exceeding twelve months in duration, second priority  mortgages and general assignments and hedging assignment agreements.

Loan Facilities repaid during the years ended December 31, 2020, December 31, 2021 and December 31, 2022

UniCredit Bank Loan Facility

On September 11, 2015, we entered into a $52.7 million secured loan facility with UniCredit Bank AG to partly finance the acquisition of the M/Vs Premiership, Gladiatorship and Guardianship. On November 22, 2018, we entered into an amendment and restatement of the UniCredit Bank Loan Facility, following the sale of the M/Vs Gladiatorship and the Guardianship and the financing of the M/V Fellowship as replacement collateral. Following the supplemental agreement entered into on February 8, 2021, the facility had an expiry date in December 2022 and amortized through six consecutive quarterly repayments of $1.2 million each, followed by a balloon installment of $22.4 million on the maturity date. The applicable interest rate was LIBOR plus a margin of 3.5% per annum. On October 10, 2022, the facility was refinanced in full by the October 2022 Danish Ship Finance Loan Facility.

November 2021 Piraeus Bank Loan Facility

On November 12, 2021 we entered into a $16.9 million secured loan facility with Piraeus Bank S.A. for the purpose of partially financing the acquisition of the M/V Worldship. The facility bore interest at LIBOR plus a margin of 3.05% and was repayable in four quarterly installments of $1.0 million, followed by two quarterly installments of $0.8 million, followed by fourteen quarterly installments of $0.4 million each and a balloon installment of $6.1 million due in November 2026. The margin of the Piraeus Bank Loan Facility was also subject to a sustainability pricing adjustment, whereby it would be decreased to 2.95% if the M/V Worldship met certain emission reduction targets during the term of the facility. On June 22, 2022, the facility was refinanced in full by the June 2022 Piraeus Bank Loan Facility.

February 2019 ATB Loan Facility

On February 13, 2019, we entered into a $20.9 million secured loan facility with Amsterdam Trade Bank NV, or ATB, in order (i) to refinance the existing indebtedness over the M/V Partnership under a previous loan facility provided by the same lender and (ii) for general working capital purposes, and more specifically, for the financing of installation of open loop scrubber systems on the M/Vs Squireship and Premiership. The facility, as amended and/or supplemented from time to time, bore interest of LIBOR plus a margin of 4.65% and was divided in Tranche A relating to the refinancing of the M/V Partnership and Tranches B and C for the working capital purposes discussed above, respectively. Tranche A was repayable in sixteen consecutive quarterly installments of $0.2 million each and a balloon payment of $13.2 million in November 2022. Tranche B and C were repayable in twelve consecutive quarterly installments of $0.2 million each with the last one falling due in August 2022. On February 28, 2022, the outstanding amount of $15.1 million was repaid in full.

May 2021 Alpha Bank Loan Facility

On May 20, 2021, we entered into a $37.5 million secured loan facility with Alpha Bank S.A. for the purpose of (i) refinancing the outstanding indebtedness of the M/Vs Leadership and Squireship and (ii) partly finance the previously unencumbered M/V Lordship. The facility bore interest at LIBOR plus a margin of 3.5%. and was repayable in sixteen consecutive quarterly installments, the first four installments being $1.5 million each, the next four installments being $1.3 million each and the next eight quarterly installments being $0.9 million each, with an interim balloon payment of $4.5 million concurrently with the eighth installment and a final balloon payment of $15.0 million due in May 2025. On August 11, 2021, the facility was refinanced in full by the August 2021 Alpha Bank Facility.

Leader Alpha Bank Loan Facility

On March 6, 2015, we entered into a $8.8 million secured loan facility with Alpha Bank S.A. to partly finance the acquisition of the M/V Leadership. The facility, as amended and/or supplemented from time to time, was expiring on December 31, 2022, with repayments of $0.3 million per quarter followed by a balloon installment of $2.3 million on the maturity date. The interest rate of the facility was equal to LIBOR plus a margin of 3.75%. On May 20, 2021, the facility was refinanced in full by the May 2021 Alpha Bank Loan Facility.

Squire Alpha Bank Loan Facility

On November 4, 2015, we entered into a $33.8 million secured loan facility with Alpha Bank S.A. to partly finance the acquisition of the M/V Squireship. The facility, as amended and/or supplemented from time to time, was expiring on December 31, 2022, with quarterly repayments followed by a balloon installment of $15.0 million on the maturity date. The interest rate of the facility was equal to LIBOR plus a margin of 3.50%. On May 20, 2021, the facility was refinanced in full by the May 2021 Alpha Bank Loan Facility.

Entrust Loan Facility

On June 11, 2018, we entered into a $24.5 million secured loan agreement with certain Blue Ocean maritime lending funds managed by EnTrustPermal, in relation to the M/V Lordship. The facility was expiring on June 13, 2023, or on June 13, 2025, subject to certain conditions, with a balloon installment of $15.3 million or $9.5 million due at each respective maturity. The weighted average all-in interest rate was equal to 11.4%. On March 5, 2021, the outstanding balance of $21.6 million of the Entrust Loan Facility was prepaid in full.

July 2020 Entrust Facility

On July 15, 2020, we entered into a $22.5 million secured loan facility with Lucid Agency Services Limited and Lucid Trustee Services Limited as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders, for the purpose of partly refinancing the settlement amount of $23.5 million under a previous loan facility with Hamburg Commercial Bank. The July 2020 Entrust Facility was made available in two tranches: the first tranche of $6.5 million was used to partly refinance the outstanding indebtedness over the M/V Gloriuship and the second tranche of $16.0 million was used to partly refinance the outstanding indebtedness over the M/V Geniuship. On December 20, 2021, the second tranche was refinanced by the Sinopac Loan Facility. On July 28, 2022, after the Spin-Off and the resultant transfer of the M/V Gloriuship to United, we were replaced by United as guarantor under the facility.

Subordinated & Other Loan Facilities

First JDH Loan Facility

On October 4, 2016, we entered into a $4.2 million loan facility with JDH to finance the initial deposits for the M/Vs Lordship and Knightship.  The facility was amended and supplemented on several occasions and along with the other facilities and convertible notes between the Company and JDH, was subject to comprehensive amendments that became effective on December 31, 2020 and the key applicable terms are described below. Following the amendments, the applicable interest rate was amended to a fixed rate of 5.5% per annum and the outstanding balance at that time was $5.9 million.

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

Other Financial Liabilities: Sale and Leaseback Transactions

New Sale and Leaseback Activities during the year ended December 31, 2022

Chugoku Sale and Leaseback

On February 25, 2022 the Company entered into a $21.3 million sale and leaseback agreement with Chugoku Bank, Ltd. (“Chugoku”) to refinance the loan facilities secured by the M/V Partnership. The Company sold and chartered back the vessel from Chugoku on a bareboat basis for an eight-year period starting from March 9, 2022. The financing’s applicable interest rate is SOFR plus 2.90% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the eight year bareboat period, the Company has the option to repurchase the vessel for $2.4 million, which the Company expects to exercise. The Company is required to maintain a minimum market value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in thirty-two consecutive quarterly installments averaging approximately $0.6 million along with a balloon payment of $2.4 million at the expiry of the bareboat charter.  The charterhire principal, as of December 31, 2022, was $19.6 million.

Existing Sale and Leaseback Activities

Flagship Cargill Sale and Leaseback

On May 11, 2021, we entered into a $20.5 million sale and leaseback agreement with Cargill International SA (“Cargill”) to partly finance the acquisition of the M/V Flagship. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The implied average applicable interest rate is equivalent to 2% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of such period it has a purchase obligation at $10.0 million. Additionally, at the time of repurchase, if the market value of the vessel exceeds certain threshold prices, as set out in the agreement, the Company will pay to Cargill 15% of the difference between the market price and such threshold prices. The charterhire principal amortizes in sixty monthly installments averaging approximately $0.2 million each along with a balloon payment of $10.0 million at maturity in May 2026. The charterhire principal, as of December 31, 2022, was $17.3 million.

CMBFL Sale and Leaseback

On June 22, 2021, we entered into a $30.9 million sale and leaseback agreement with CMB Financial Leasing Co., Ltd. (“CMBFL”) to partly finance the acquisition of the M/Vs Hellasship and Patriotship. The Company sold and chartered back the vessels from two affiliates of CMBFL on a bareboat basis for a five-year period. The financings bear interest of LIBOR plus a margin of 3.5%. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 85% until the maturity. Each of bareboat charterers are required to maintain a value maintenance ratio (as defined therein) of at least 120% of the charterhire principal. The Company has continuous options to buy back the M/Vs Hellasship and Patriotship at any time following the second anniversary until the maturity of the bareboat charter at predetermined prices as defined in the agreement. The charterhire principal amortizes in twenty consecutive equal quarterly installments of $0.8 million along with a final balloon payment of $15.3 million payable together with the final installment due in June 2026. The charterhire principal, as of December 31, 2022, was $26.2 million.

Hanchen Sale and Leaseback

On June 28, 2018, we entered into a $26.5 million sale and leaseback agreement for the M/V Knightship with Hanchen Limited (“Hanchen”), an affiliate of AVIC International Leasing Co., Ltd. The Company’s sold and chartered back the vessel on a bareboat basis for an eight-year period, having a purchase obligation at the end of the eighth year. The charterhire principal bears interest at LIBOR plus a margin of 4%. The Company has continuous options to buy back the M/V Knightship at any time following the second anniversary of the bareboat charter. Of the $26.5 million purchase price, $18.6 million were cash proceeds, $6.6 million were withheld by Hanchen as an upfront charterhire, and an amount of $1.3 million was paid by the Charterer to Hanchen as security of the due observance and performance by the Charterer of its obligations and undertakings as per the sale and leaseback agreement, or the Charterer’s Deposit. The Charterer’s Deposit can be set off against the balloon payment at maturity. The Charterer is required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120% of the charterhire principal minus the amount of the Charterer’s Deposit. The Company has continuous options to buy back the M/V Knightship at any time following the second anniversary of the bareboat charter and a purchase obligation of $5.3 million at the end of the leaseback period. The charterhire principal amortizes through thirty-two consecutive equal quarterly installments of approximately $0.5 million along with a final balloon of $5.3 million payable together with the final installment due in June 2026. The charterhire principal, as of December 31, 2022, was $11.7 million. The sale and leaseback agreement is expected to be refinanced by the Evahline Sale and Leaseback. The completion of the refinance and the full repayment of the Hanchen Sale and Leaseback is expected by mid-April 2023, upon the delivery of the vessel to the new lessor.

Championship Cargill Sale and Leaseback

On November 7, 2018, we entered into a $23.5 million sale and leaseback agreement for the M/V Championship with Cargill. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The implied average applicable interest rate is equivalent to 4.71% per annum. The Company is required to maintain an amount of $1.6 million from the $23.5 million proceeds as a performance guarantee, which amount of $1.6 million will be used at the vessel’s repurchase. Moreover, under the subject sale and leaseback agreement, an additional tranche was provided to the Company for an amount of up to $2.8 million for the purpose of financing the cost associated with the acquisition and installation on board the M/V Championship of an open loop scrubber system. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement at the end of which it has a purchase obligation at $14.1 million. Additionally, at the time of repurchase, if the market value of the vessel is greater than certain threshold prices (as set out in the agreement), the Company will pay to Cargill 20% of the difference between the market price and such threshold price. The charterhire principal amortizes in sixty monthly installments averaging approximately $0.2 million each along with a balloon payment of $14.1 million, including the additional scrubber tranche, at maturity in November 2023. At the time of repurchase, if the market value of the vessel exceeds certain threshold prices, as set forth in the agreement, the Company will pay to Cargill 20% of the difference between the market price and such threshold prices (the “Profit Share Amount”). Additionally, upon the repurchase of the vessel, the Company is obliged to pay an amount for the remaining period of the initial charterhire based on the Baltic Capesize Index FFA curve and a discount rate on the Baltic Capesize Index as per the sale and leaseback agreement (the “Washout Amount”). On November 15, 2022 the Company gave to Cargill a notice for the exercise of its purchase option on the vessel in April 2023. Pursuant to the exercise of the purchase option, the Company has agreed to pay upon the delivery of the vessel (which is expected to take place in the second quarter of 2023) (i) an amount of $0.8 million, accounting for the Profit Share Amount and (ii) an amount of $0.1 million for the Washout Amount. The charterhire principal, as of December 31, 2022, was $16.6 million including the additional scrubber tranche.

Certain of the Company’s sale and leaseback agreements discussed above are secured by a guarantee from the Company; general assignments covering the respective vessels’ earnings, insurances and requisition compensation; account pledge agreements; technical and commercial managers’ undertakings and pledge agreements covering the shares of the applicable bareboat charterer subsidiary.

New Sale and Leaseback Activities after the year ended December 31, 2022

Evahline Sale and Leaseback

On March 29, 2023, we entered into a $19.0 million sale and leaseback agreement with Evahline Inc. (“Evahline”) for the refinancing of the Hanchen Sale and Leaseback. The agreement is expected to become effective by mid-April 2023, upon the delivery of the M/V Knightship to the lessor. The Company will sell and charter back the vessel from Evahline on a bareboat basis for a six-year period. The financing’s applicable interest rate is 3-month term SOFR plus 2.80% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the six-year bareboat period, the Company has the option to repurchase the vessel at no additional cost, following the full amortization of the charterhire principal, which the Company expects to exercise. The Company is required to maintain a minimum value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in seventy-two consecutive monthly installments averaging approximately $0.3 million.

Convertible Notes

First JDH Note

On March 12, 2015, we issued a $4.0 million convertible note to JDH, or the First JDH Note. As amended, the applicable interest rate was at a fixed rate of 5.5% per annum and the outstanding balance at the time of the JDH Transactions (mentioned below) was $3.8 million. The First JDH Note was secured by a guarantee from the Company’s wholly owned subsidiary, Emperor Holding Ltd., or Emperor. On December 10, 2021, the First JDH Note was prepaid in full. In particular, following the exercise of JDH’s option, $3.6 million was repaid in October 2021 in common shares at a conversion price of $12.00 per share and $0.2 million was repaid in cash on December 10, 2021. The securities granted in favor of JDH were also irrevocably and unconditionally released.

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

On January 26, 2022, March 10, 2022 and January 3, 2023, the Company made three voluntary cash prepayments of $5.0 million, $5.0 million and $8.0 million, respectively, reducing the outstanding amount of the Second JDH Note to $3.2 million.

We may by giving a five business days prior written notice to JDH at any time, prepay the whole or any part of the Second JDH Note in cash or, subject to JDH’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note being prepaid divided by the agreed price per share. At JDH’s option, our obligation to repay the principal amount(s) under the Second JDH Note or any part thereof may be paid in common shares at a conversion price of $12.00 per share. JDH also has received customary registration rights with respect to any shares to be received upon conversion of the Second JDH Note.

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

•
In exchange for the settlement of all accrued and unpaid interest under the JDH Loan Facilities and JDH Notes through December 31, 2020 in an aggregate amount of $4.3 million and an amendment fee of $1.2 million, the Company issued, on January 8, 2021, 798,691 units (“Units”) at a price of $7.0 per Unit, with each Unit consisting of one common share of the Company (or, at JDH’s option, one pre-funded warrant in lieu of such common share) and ten warrants to purchase one common share at an exercise price of $7.0 per share.

•
The Company granted JDH an option, exercisable only once until 45 days after the effectiveness of the resale registration statement described below, to purchase up to 428,571 additional Units at a price of $7.0 per Unit in exchange for the forgiveness of principal under the Second JDH Loan Facility in an amount equal to the aggregate purchase price of the Units. On April 26, 2021, JDH exercised this option to purchase 428,571 additional Units at a price of $7.0 per Unit in exchange for the settlement of principal under the Second JDH Loan in an amount of $3.0 million.

•
The Company granted JDH customary registration rights covering common shares issuable pursuant to the Securities Purchase Agreement as well as common shares underlying the JDH Notes. The registration statement covering the resale of these common shares was filed on February 19, 2021.

•
The Company and JDH agreed to amend the terms of each of the JDH Loan Facilities and JDH Notes pursuant to the omnibus supplemental agreements described below, including to extend the maturity date to December 31, 2024, to reduce the annual interest rate to 5.5% and to amend the conversion price under the JDH Notes to $12.00 per common share.

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

(vii)
an amendment to the existing mandatory prepayment provisions in the First JDH Loan Facility and Fourth JDH Loan Facility such that the Company will make a mandatory prepayment of an amount equal to 25% of the net proceeds of any future public offering and any cash exercise of the Company’s outstanding Class E warrants (the prepayment obligations set forth in (iv)-(vi) above, the “Mandatory Prepayment Obligations”); and

(viii)	a cap of $12.0 million on all Mandatory Prepayment Obligations in any calendar year.

Omnibus Note Supplemental Agreement

On December 31, 2020, the Company entered into an omnibus supplemental agreement (the “Omnibus Note Supplemental Agreement”), amending each of the JDH Notes to reflect the changes agreed with JDH in the Securities Purchase Agreement, including:

(i)	accrued and unpaid interest of an aggregate of $2.4 million through December 31, 2020 was deemed fully and finally settled;

(ii)	the interest rate payable from January 1, 2021 through the maturity date was fixed at 5.5% per annum;

(iii)	the maturity date was extended to December 31, 2024;

(iv)	the conversion price was amended to $12.0 per common share;

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

In the decade from 2010 to 2020 the performance of the BDI has been characterized by high volatility, as the growth in the size of the dry bulk fleet outpaced growth in vessel demand for an extended period of time.

Specifically, in the period from 2010 to 2020, the size of the fleet in terms of deadweight tons grew by an annual average of about 6.0% while the corresponding growth in demand for dry bulk carriers grew by 3.1%, resulting in a drop of about 61% in the value of the BDI over the period. In 2021, this volatility was apparent once again with the BDI registering a low of 1,303 on February 10, 2021 and a high of 5,650 on October 7, 2021. However, as the total size of the dry bulk fleet rose by about 3.6%, compared to demand growth of 3.8%, BDI increased by approximately 61%. In 2022, higher industrial input costs caused by rising inflation, the adverse economic impact of the Russian invasion of Ukraine and the extensive covid lockdowns in China combined to produce a negative effect on vessel demand, which registered a decline of 2.7% versus 2021. Dry bulk fleet supply rose by 2.8% in 2022, with effective fleet supply rising even further due to the unwinding of congestion caused by covid related vessel port delays. As a result of these factors, 2022 was a volatile year with the BDI reaching a high of 3,369 on May 23, 2022 and a low of 962 on August 31, 2022. As of March 28, 2023, the BDI stood at 1,402.

According to tentative projections, the total size of the dry bulk fleet is expected to rise by about 2.0% in 2023, effectively in line with the expected demand growth of 2.2%. Looking at the longer-term ship supply picture, the dry bulk orderbook as a percentage of the active fleet was equal to 8.4% in 2022, compared to 10.5% in 2020, while the average figure for the period 2008-2020 was 33.3%.

 Meanwhile, the war in Ukraine has amplified the volatility in the dry bulk market. In the short term, the effect of the invasion of Ukraine has been mildly positive for the dry bulk market, yet the overall longer term effect, taking into consideration the indirect effects of the war, remains uncertain. Ton-mile demand so far has been supportive for the dry bulk market, given that cargoes such as grains, coal and iron ore exported previously from Ukraine and Russia were substituted by cargoes from different sources.

As 100% of our fleet is employed on index-linked charter contracts, we will be exposed to any near-term volatility in the charter market. We believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” for more information).

In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. As described above, the initial effect of the invasion in Ukraine on the dry bulk freight markets ranged from neutral to positive, despite the short-term volatility in charter rates and increases on specific items of operating costs, mainly in the context of increased crew costs. If these conditions are sustained, the longer-term net impact on the dry bulk freight or tanker markets and our business would be difficult to predict. Meanwhile, inflationary trends have not, and we do not expect them to have, a material impact on our results of operations. However, such trends may have unpredictable consequences, and contribute to instability in global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially and we do not expect them to be in the future. The trading patterns of our vessels do not currently involve calling at Russian or Ukrainian ports, while on the other hand our suppliers and service providers have so far not been subject to any restrictions or disruptions in their operations. However, one potential area of impact has to do with the crewing of our vessels, as Ukraine, and Russia are major crewing hubs for the shipping industry. As a result, we expect disruptions and increased costs might be encountered in sourcing crew members for our fleet. This is expected to be a general issue for the shipping industry, which we do not expect will materially worsen our competitive position in the market.

Since its outbreak in late 2019, the COVID-19 pandemic has caused severe global disruptions and may continue to affect the economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. The reopening of the global economy and consequent increased demand across key dry bulk commodities and petroleum products has positively affected our revenues. Over time, the incidence of COVID-19 and its variants has diminished although periodic spikes in incidence occur. Consequently, restrictions imposed by various governmental health organizations may change over time. Several countries have lifted restrictions only to reimpose such restrictions as the number of cases rise and new variants arise. Although the Chinese government removed its zero-COVID policy in December 2022, China is now facing a sudden surge in COVID cases after easing the lockdown restrictions nationwide. WHO officials had expressed hope that COVID-19 might be entering an endemic phase by early 2023, but the continued uncertainties associated with the COVID-19 pandemic worldwide may cause an adverse impact on the shipping industry. A resurgence of the COVID-19 pandemic could have an adverse impact on our business, results of operations, cash flows, financial condition, the carrying value of our assets and the fair values of our vessels.

Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Maritime transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

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

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel's dry-docking and intermediate and special survey costs. The Company’s time charter rates are currently index linked during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

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

Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. This measure assists our management and investors by increasing the comparability of our performance from period to period. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company's vessels upon delivery, which expenses may vary from period to period.

Performance Indicators

The figures shown below are non-GAAP statistical ratios and measures used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	Year Ended December 31,
Fleet Data:	2022	2021	2020

Ownership days	6,219	5,140	3,807
Available days(1)	5,954	5,040	3,755
Operating days(2)	5,905	4,987	3,747
Fleet utilization	95%	97.0%	98.4%

Average Daily Results:
TCE rate(3)	$20,040	$27,399	$11,950
Daily Vessel Operating Expenses(4)	$6,819	$6,211	$5,709

(1)
During the year ended December 31, 2022, we incurred 265 off-hire days for seven scheduled dry-dockings and ballast water treatment installation on two of our vessels. During the year ended December 31, 2021, we incurred 100 off-hire days for four scheduled dry-dockings.

(2)
During the year ended December 31, 2022, we incurred 49 off-hire days due to unforeseen circumstances. During the year ended December 31, 2021, we incurred 53 off-hire days due to unforeseen circumstances.

(3)
We include TCE rate (a measure of the average daily revenue performance), a non-GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

	Year Ended December 31,
(In thousands of US Dollars, except operating days and TCE rate)	2022	2021	2020

Vessel revenue, net	$122,629	$153,108	$63,345
Voyage expenses	(4,293)	(16,469)	(18,567)
Time charter equivalent revenues	$118,336	$136,639	$44,778
Operating days	5,905	4,987	3,747
Daily time charter equivalent rate	$20,040	$27,399	$11,950

(4)
We include Daily Vessel Operating Expenses, a non-GAAP measure, as we believe it provides additional meaningful information  and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of Daily Vessel Operating Expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to Daily Vessel Operating Expenses.

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	Year Ended December 31,
	2022	2021	2020

Vessel operating expenses	$43,550	$36,332	$22,347
Less: Pre-delivery expenses	(1,144)	(4,410)	(611)
Vessel operating expenses before pre-delivery expenses	42,406	31,922	21,736
Ownership days	6,219	5,140	3,807
Daily Vessel Operating Expenses	$6,819	$6,211	$5,709

Please also see “–B. Liquidity and Capital Resources.”

E.	Critical Accounting Estimates

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

Impairment of long-lived assets (Vessels)

We review our Vessels for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolescence or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus any unamortized dry-docking costs, may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions we consider to be indicators of a potential impairment for our vessels.  We determine undiscounted projected operating cash flows, for each vessel with an impairment indicator and compare it to the vessel's carrying value, plus any unamortized dry-docking costs. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than its carrying value, plus any unamortized dry-docking costs, we impair the carrying amount of the vessel. Measurement of the impairment loss is determined by the Company based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the estimated future charter rate for the first calendar year, using  the average of two published third party estimates and for the period thereafter up to the end of the estimated useful life of the vessel the average 10-year historical daily charter earnings  of similar size vessels excluding the outliers, published by a third party, adjusted for estimated commissions, expected off hires due to scheduled vessels' maintenance and estimated unexpected off hires. In addition, an estimate of additional daily revenue for the scrubber-fitted vessels is also included, reflecting additional compensation from charterers that the Company earns due to the fuel cost savings that these vessels provide. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses, management fees and scheduled vessels' maintenance.

Our assessment concluded that no impairment loss should be recorded as of December 31, 2022 and 2021.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy. The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2022 and 2021, respectively, and (ii) which of our vessels we believe had a basic market value below their carrying value. The carrying value includes, as applicable, vessel costs, plus any unamortized deferred dry-docking costs. This aggregate difference between the carrying value of these vessels and their market value of $38.7 million and $5.0 million, as of December 31, 2022 and 2021, respectively, represents the amount by which we believe we would have had to reduce our net income if we sold all of such vessels, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer was not under any compulsion to buy as of December 31, 2022 and 2021, respectively. For purposes of this calculation, we assumed that the vessels would be sold at a price that reflected our estimate of their charter-free market values as of December 31, 2022 and 2021, respectively.

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

Carrying Value plus any unamortized dry-docking costs as of

Vessel	Year Built	Dwt	December 31, 2022 (in millions of U.S. dollars)		December 31, 2021 (in millions of U.S. dollars)
Patriotship	2010	181,709	24.6		25.9
Dukeship	2010	181,453	32.2	*	34.2	*
Worldship	2012	181,415	31.6	*	33.2
Hellasship	2012	181,325	28.1	*	27.8
Fellowship	2010	179,701	25.8	*	27.4
Championship	2011	179,238	35.6	*	38.1	*
Partnership	2012	179,213	31.7	*	30.8
Knightship	2010	178,978	20.6		21.1
Lordship	2010	178,838	19.9		20.9
Goodship	2005	177,536	-		13.2
Friendship	2009	176,952	25.3	*	24.3
Tradership	2006	176,925	-		16.5
Flagship	2013	176,387	28.7		27.7
Gloriuship	2004	171,314	-		12.4
Geniuship	2010	170,057	22.2		23.6
Premiership	2010	170,024	25.4	*	27.1
Squireship	2010	170,018	28.7	*	30.5
Honorship	2010	180,242	33.5	*	-
Paroship	2012	181,415	31.0	*	-
TOTAL			444.9		434.7

* Indicates dry bulk carrier vessels for which we believe, as of December 31, 2022 and 2021, respectively, the basic charter-free market value was lower than the vessel's carrying value plus any unamortized dry-docking costs.

As presented in Balance Sheets as of December 31, 2022 and 2021.
	December 31, 2022 (in millions of U.S. dollars)	December 31, 2021 (in millions of U.S. dollars)
Vessels, net	434.1	426.1
Deferred charges and other investments, non-current	10.8	8.6
Total	444.9	434.7

We refer you to the risk factor entitled “The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.”

 Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how charter rates and vessel values will fluctuate in the future. Charter rates may, from time to time throughout our vessels’ lives, remain for a considerable period of time at depressed levels which could adversely affect our revenue and profitability, and future assessments of vessel impairment. To minimize such subjectivity, our analysis for the years ended December 31, 2022 and 2021 also involved sensitivity analysis to the model input we believe is more important and likely to change. In particular, in terms of our estimates for the time charter equivalent for the unfixed period, we use a combination of one-year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding outliers. Although the trailing 10-year historical charter rates, excluding the outliers, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. The impairment test that we conduct, when required, is most sensitive to variances in future time charter rates. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates, excluding the outliers, would not decline by more than 15% for Capesize vessels, we would not be required to recognize impairment. For the year ended December 31, 2022, indicators of impairment existed for eleven of our vessels as their carrying value plus any unamortized dry-docking costs was higher than their market value. The carrying value of the eleven vessels plus any unamortized dry-docking costs for which impairment indicators existed as at December 31, 2022, was $328.9 million.

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

Name	Age	Position	Director Class
Stamatios Tsantanis	51	Chairman, Chief Executive Officer & Director	A (term expires in 2025)
Stavros Gyftakis	44	Chief Financial Officer
Christina Anagnostara	52	Director*	B (term expires in 2023)
Elias Culucundis	80	Director*	A (term expires in 2025)
Dimitrios Anagnostopoulos	76	Director*	C (term expires in 2024)
Ioannis Kartsonas	51	Director*	C (term expires in 2024)

*Independent Director

Biographical information with respect to each of our directors and our executive officers is set forth below.

Stamatios Tsantanis has been a member of our board of directors and our Chief Executive Officer since October 1, 2012 and has led the Company's significant growth to a world renowned Capesize dry bulk company of approximately 2.8 million dwt. In addition, Mr. Tsantanis has been the Chairman of our board of directors since October 1, 2013 and also served as our Interim Chief Financial Officer from November 1, 2013 until October 2, 2018. Mr. Tsantanis is also the founder, the Chairman, the Chief Executive Officer and a director in the board of directors of United. Mr. Tsantanis has been actively involved in the shipping and finance industry since 1998 and has held senior management positions in prominent private and public shipping companies and financial institutions. He was formerly an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active roles in a number of major shipping corporate finance transactions in the U.S. capital markets. Mr. Tsantanis holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. He also serves in the board of directors of Breakwave Advisors LLC, the advisor of ETFMG (the manager of the NYSE listed BDRY and BSEA) and is a fellow of the Institute of Chartered Shipbrokers.

Stavros Gyftakis was appointed as our Chief Financial Officer on October 3, 2018, and previously served as Finance Director since November 2017 and he has been instrumental in Seanergy’s capital raising, debt financing and refinancing activities since 2017. Mr. Gyftakis is also the Chief Financial Officer and a director in the board of directors of United. He has more than 17 years of experience in banking and corporate finance with focus on the shipping sector. Mr. Gyftakis has held key positions across a broad shipping finance spectrum, including, asset backed lending, debt and corporate restructurings, risk management, financial leasing and loan syndications. Before joining Seanergy, he was a Senior Vice President in the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis received his Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) in London with Distinction and holds a Master of Science (MSc) in Business Mathematics, awarded with Honors, from the Athens University of Economics and Business and a Bachelor of Science (BSc) in Mathematics from the Aristotle University of Thessaloniki.

Christina Anagnostara served as our Chief Financial Officer from November 17, 2008 until October 31, 2013, she has served as a member of our board of directors since December 2008 and she is a member of Seanergy’s Sustainability Committee. Ms. Anagnostara is also a director in the board of directors of United since June 2022.  She has more than 25 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. Before joining Seanergy, she has served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since June 2017 she is a Managing Director in the Investment Banking Division of AXIA Ventures Group and between 2014 and 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. From 2006 to 2008, she served as the Chief Financial Officer and Director of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group, she worked for Eurobank EFG and Ernst & Young. Ms. Anagnostara studied Economics in Athens and is a Certified Chartered Accountant. She is a member of various industry organizations including ACCA, Propeller Club, WISTA, Shipping Finance Executives and American Hellenic Chamber of Commerce.

Elias Culucundis has been a member of our board of directors since our inception, he is the Chairman and a member of   the Compensation and Nominating Committees and a member of the Audit Committee of Seanergy. Since 1999, Mr. Culucundis has been the President, Chief Executive Officer and Director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. Additionally, from 1996 to 2000, he was a Director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a Director of Point Clear Navigation Agency Ltd, a marine project company. From 1981 to 1995, Mr. Culucundis was a Director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical Director and eventually ascended to the position of Chief Executive Officer, overseeing a large fleet of Panamax, Aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of newbuildings. From 1971 to 1980, Mr. Culucundis was a Director and the Chief Executive Officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. In Off Shore Consultants Inc. he worked in Floating Production, Storage and Offloading vessel, or FPSO, design and construction and was responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell Plc. Seven FPSOs were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of their fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of the Hellenic National Committee of American Bureau of Shipping and he served in the Council of the Union of Greek Shipowners. Mr. Culucundis is a Fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

Dimitrios Anagnostopoulos has been a member of our board of directors since May 2009 and he is also the Chairman and a member of the Audit Committee and a member of the Compensation and Nominating Committees of Seanergy. Mr. Anagnostopoulos has over 49 years of experience in Shipping, Ship finance and Bank Management. Mr. Anagnostopoulos obtained his BSc at the Athens University of Economics and Business. His career began in the 1970's as Assistant Lecturer at the same University followed by four years with the Onassis Shipping Group HQ in Monaco. Mr. Anagnostopoulos also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he has spent nearly two decades with the Bank, holding the positions of Senior Vice-President and Head of Shipping. Since 2010 he is also an advisor and Board Member in the Aegean Baltic Bank S.A. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at the Bayes Business School (formerly known as Cass Business School) of City University in London, the Athens University of Economics and Business and the ALBA Graduate Business School. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping and an Associate Member of the Institute of Energy of South East Europe. In 2008 he was named by the Lloyd's Organization as Shipping Financier of the Year.

Ioannis Kartsonas has been a member of our board of directors since May 2017 and he is the Chairman and a member of Seanergy’s Sustainability Committee. Mr. Kartsonas is also a director in the board of directors of United since June 2022 and the Principal and Managing Partner of Breakwave Advisors LLC, a commodity-focused advisory firm based in New York. Mr. Kartsonas has been actively involved in finance and commodities trading since 2000. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm's Shipping and Freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to his role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in Shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space, including the shipping industry. Prior to that, he was an Equity Analyst focusing on Shipping and Energy for Standard & Poor's Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

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

Board Diversity Matrix (As of March 30, 2023) To be completed by Foreign Issuers (with principal executive offices outside of the U.S.) and Foreign Private Issuers
Greece
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

For the year ended December 31, 2022, the Company paid its executive officers and directors aggregate compensation of $2.0 million.  The Company’s executive officers are employed pursuant to employment and consulting contracts. We do not have a retirement plan for our officers or directors.

Each member of the Company’s board of directors received a fee of $0.1 million in 2022. The aggregate director fees paid by the Company for the years ended December 31, 2022, 2021 and 2020 totaled $0.4 million, $0.4 million and $0.3 million, respectively.

On January 12, 2011 our board of directors adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan, or the Plan. On January 12, 2022, the Plan, as previously amended, was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 550,000 shares. On July 8, 2022, the Plan was further amended and restated to increase the aggregate number of shares of common stock reserved for issuance under the Plan to 400,000 shares. On March 27, 2023, the Plan was further amended and restated to increase the aggregate number of shares of common stock reserved for issuance under the Plan to 2,000,000 shares. The Plan is administered by the Compensation Committee of our board of directors.  Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our Compensation Committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient’s continued service as an employee or a director of the Company, through the applicable vesting date.

On January 12, 2022, the Compensation Committee granted an aggregate of 533,700 restricted shares of common stock pursuant to the Plan. Of the total 533,700 shares issued, 160,000 shares were granted to the non-executive members of the board of directors, 170,000 were granted to the executive officers, 188,700 shares were granted to certain of the Company’s non-executive employees and 15,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $9.10. 177,902 shares vested on the grant date, 177,899 shares vested on October 1, 2022 and 177,899 shares will vest on October 1, 2023.

On July 8, 2022, the Compensation Committee granted an aggregate of 350,000 restricted shares of common stock pursuant to the Plan. Of the total 350,000 shares issued on July 12, 2022, 140,000 shares were granted to the non-executive members of the board of directors, 105,000 were granted to the executive officers, 95,000 shares were granted to certain of the Company’s non-executive employees and 10,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $6.90. 116,670 shares vested on the date of the issuance, July 12, 2022, 116,665 shares vested on October 1, 2022 and 116,665 shares will vest on October 1, 2023.

On March 27, 2023, the Compensation Committee granted an aggregate of 1,823,800 restricted shares of common stock pursuant to the Plan. Of the total 1,823,800 shares issued on March 27, 2023, 400,000 shares were granted to the non-executive members of the board of directors, 930,000 were granted to the executive officers, 433,800 shares were granted to certain of the Company’s non-executive employees and 60,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $5.22. 607,974 shares vested on the date of the issuance, March 27, 2023, 607,913 shares will vest on October 1, 2023 and 607,913 shares will vest on October 1, 2024.

C.	Board Practices

Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.  Our board of directors has an audit committee, a compensation committee, a nominating committee and a newly-established sustainability committee.  Our board of directors has adopted a charter for each of these committees.

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

Sustainability Committee

Our sustainability committee was established on December 19, 2022 and it consists of Mr. Ioannis Kartsonas and Ms. Christina Anagnostara, each of whom is an independent director.  The sustainability committee promotes sustainability practices, guides, assists and supervises the Company in developing, articulating, and continuing to evolve, sustainability policies for the Company comprising environmental, social and governance matters. Additionally, it assesses the Company’s sustainability key risks and opportunities in relation to climate and environmental, social and governance aspects.

D.	Employees

As of December 31, 2022, 2021 and 2020, we had two executive officers, Mr. Stamatios Tsantanis and Mr. Stavros Gyftakis, and we employed Ms. Theodora Mitropetrou, our general counsel.  In addition, as of December 31, 2022, 2021 and 2020, we employed a support staff consisting of 67, 46 and 35 employees, respectively.

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

Identity of Person or Group	Number of Shares Owned	Percent of Class
Stamatios Tsantanis(1)(2)	1,369,055	6.84%
Dimitrios Anagnostopoulos(1)	267,073	1.33%
Elias Culucundis(1)	263,934	1.31%
Christina Anagnostara(1)	217,240	1.08%
Stavros Gyftakis(1)	211,328	1.05%
Ioannis Kartsonas(1)	—	*
Directors and executive officers as a group (6 individuals)(1)	2,459,129	12.28%

* Less than one percent.

(1)
Calculation of percent of class beneficially owned by each such person is based on 20,011,117 common shares outstanding as of March 30, 2023 and any additional shares that such person may be deemed to beneficially own in accordance with Rule 13d-3 under the Exchange Act.

(2)
Stamatios Tsantanis also beneficially owns 20,000 Series B Preferred Shares, constituting 100% of our issued and outstanding Series B Preferred Shares, which were issued on December 10, 2021 pursuant to a stock purchase agreement between us and Stamatios Tsantanis.  Through his ownership of common shares and Series B Preferred Shares, Stamatios Tsantanis controls 49.99% of the voting power of our outstanding capital stock.  For a description of the Series B Preferred Shares, see “Description of Securities” filed as Exhibit 2.5 hereto.

B.	Related Party Transactions

 On December 10, 2021, we entered into a stock purchase agreement and issued 20,000 of our Series B Preferred Shares, par value $0.0001 per share, to our Chairman and Chief Executive Officer, Stamatios Tsantanis, in return for cash consideration of $250,000. The issuance of the Series B preferred shares was approved by a special independent committee of the Board, which received a fairness opinion from an independent financial advisor. For a description of the Series B Preferred Shares, see “Description of Securities” filed as Exhibit 2.5 hereto.

United Spin-Off

On January 20, 2022, United was incorporated by us, under the laws of the Republic of the Marshall Islands to subsequently serve as the holding company of Sea Glorius Shipping Co, the vessel-owning subsidiary of the M/V Gloriuship that was contributed to United by us in connection with the Spin-Off. Additionally, in connection with the Spin-Off, our Chairman and Chief Executive Officer, Stamatios Tsantanis, received 40,000 Series B Preferred Shares, while 5,000 Series C Preferred Shares were issued to us in exchange for $5.0 million working capital contribution. Following the Spin-Off, we and United became independent publicly traded companies. The Spin-Off was pro rata to our shareholders, including holders of our outstanding common shares and Series B preferred shares, so that such holders maintained the same proportionate interest in us and in United both immediately before and immediately after the Spin-Off.

United Right of First Refusal/Offer

Prior to the consummation of the Spin-Off, we entered into a right of first refusal agreement with United pursuant to which we have a right of first refusal with respect to any opportunity available to United to sell, acquire or charter-in any Capesize vessel as well as with respect to chartering opportunities, other than short-term charters with a term of 13 months or less, available to United for Capesize vessels. In addition, United has a right of first offer with respect to any vessel sales by us.  The sales of M/V Goodship and M/V Tradership to United were made pursuant to the right of first refusal agreement.

Management Agreements

Prior to the consummation of the Spin-Off, United entered into a master management agreement with us for the provision of technical, administrative, commercial, brokerage and certain other services. Certain of these services are being subcontracted to or contracted directly with our wholly owned subsidiaries, Seanergy Shipmanagement and Seanergy Management.

In relation to technical management, Seanergy Shipmanagement is responsible for arranging (directly or by subcontracting) for the crewing of certain of United’s vessels, the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling for the M/Vs Gloriuship, Chrisea and Oasea. Seanergy Shipmanagement provides certain technical management services to the M/V Goodship.

In addition, United has entered into a commercial management agreement with Seanergy Management, pursuant to which Seanergy Management acts as agent for United’s subsidiaries (directly or through subcontracting) for the commercial management of their vessels, including chartering, monitoring thereof, freight collection, and sale and purchase.

The management agreements provide for: a fixed management fee of $14,000 per vessel per month for the M/Vs Gloriuship, Chrisea and Oasea and of $10,000 for the M/V Goodship paid to Seanergy Shipmanagement and a fixed administration fee of $325 per vessel per day payable to Seanergy Management. United has agreed to pay Seanergy Management a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of these vessels, except for any vessels that are chartered-out to us. We will also earn a fee equal to 1% of the contract price of any vessel bought or sold by us on United’s behalf, except for any vessels bought or sold from or to us, or in respect of any vessel sale relating to a sale-leaseback transaction.

The initial term of United’s master management agreement with us will expire on December 31, 2024. Unless three months’ notice of non-renewal is given by either party prior to the end of the current term, the agreement will automatically extend for additional 12-month periods. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.

Additional vessels that United may acquire in the future may be managed by us.

Contribution and Conveyance Agreement

Prior to the consummation of the Spin-Off, we entered into a contribution and conveyance agreement with United. Pursuant to the Contribution and Conveyance Agreement, we, in conjunction with the Spin-Off, (i) contributed Sea Glorius Shipping Co., together with $5.0 million in working capital and (ii) United agreed to indemnify us and Sea Glorius Shipping Co. for any and all obligations and other liabilities arising from or relating to the operation, management or employment of M/V Gloriuship prior to the effective date of the Spin-Off.

Share Purchase Agreement

On July 26, 2022, we entered into a share purchase agreement with United pursuant to which we purchased 5,000 of United’s newly issued Series C Cumulative Convertible Perpetual Preferred Shares in exchange for $5.0 million payable in cash in connection with United’s obligation to pay the advance deposits pursuant to memoranda of agreement for the M/Ts Parosea, Bluesea, Minoansea and Epanastasea. On November, 28, 2022 United redeemed all 10,000 Series C Preferred Shares issued to us pursuant to their terms for a gross redemption price (including all accrued and unpaid dividends up to the redemption date) of $10.6 million.

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

The hearing of the only two remaining suits that were filed in 2017 against, amongst other, the former Chairman's immediate successor, took place on November 15, 2018 and the court's final decision is expected to be issued. These suits seek damages from the defendants (including our former Chairman’s immediate successor that served between 2008 to 2013) for alleged willful misconduct that purportedly caused the plaintiffs damage both by way of diminution of the value of their shares in the Company and harm to their reputations. Our former Chairman’s immediate successor that served between 2008 to 2013 has advised us that he does not believe the action has any merit.

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

Dividend Policy

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. We initiated the payment of quarterly cash dividends commencing with a quarterly dividend of $0.25 per share and a special dividend of $0.25 per share with respect to the fourth quarter of 2021.  The quarterly dividend payments have continued, most recently with the payment of $0.25 per share on January 30, 2023 to shareholders of record as of December 28, 2022. In addition, on March 14, 2023, the Company also declared a cash dividend of $0.025 per share payable on or about April 25, 2023 to the shareholders of record as of March 31, 2023.  Total cash dividends distributed in 2022 totaled $17.9 million.  Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries and affiliates distributing to us their earnings and cash flow. Some of our loan agreements limit our ability to pay dividends and our subsidiaries' ability to make distributions to us.

B.	Significant Changes

There have been no significant changes since the date of the consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Incorporation

Our restated articles of incorporation have been filed as an exhibit to our report filed with the Commission on Form 6-K on August 30, 2019.  Amendments to our restated articles of incorporation were filed as exhibits to our registration statement on Form F-1 filed on February 19, 2021 and our report of Form 6-K filed on February 15, 2023. Our restated articles of incorporation, as amended, contained in such exhibits are incorporated by reference.  Our third amended and restated bylaws have been filed with the Commission on Form 6-K on September 25, 2020, which we incorporate by reference.  A description of the material terms of our restated articles of incorporation, as amended, and bylaws and of our capital stock is included in "Description of Securities" attached hereto as Exhibit 2.5 and incorporated by reference herein.

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

If you are not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “—United States Federal Income Taxation of Non-U.S. Holders.”

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

This summary does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder's individual circumstances. In particular, this discussion considers only holders that will own and hold our common stock as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or “financial services entities”;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting for U.S. federal income tax purposes;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more (by vote or value) of our shares;

•	persons that own shares through an “applicable partnership interest”;

•	persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”;

•	persons that hold our common stock as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

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

For our 2022 taxable year, we had U.S. source gross shipping income of approximately $1,657,832.

We are subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in “—Taxation in Absence of Exemption,” unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below.  For our 2022 taxable year, we believe that we qualified for the exemption from tax under Section 883 of the Code.

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

We did not satisfy the 50% Ownership Test for our 2022 taxable year. Furthermore, these substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test.

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

The regulations further require that with respect to each class of stock relied upon to meet the listing threshold: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least sixty (60) days during the taxable year or one-sixth (1/6) of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if a foreign corporation does not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

Based on our analysis of our shareholdings during 2022, we believe we satisfy the Publicly-Traded Test for the entire 2022 year in that less than 50% of our issued and outstanding shares were held by 5% Shareholders for more than half the days during the 2022 taxable year.

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

Based on our current operations and future projections, we do not believe that we are or have been a PFIC during our 2022 taxable year, nor do we expect to become, a PFIC with respect to our 2023 taxable year or any future taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner so as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

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

Net Investment Income Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder's “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of such U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A U.S. Holder's net investment income will generally include its gross dividend income and its net gains from the disposition of the common shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income generally will not include a U.S. Holder's pro rata share of the Company's income and gain (if we are a PFIC and that U.S. Holder makes a QEF election, as described above in “—Taxation of U.S. Holders Making a Timely QEF Election”). However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder's ordinary income and net investment income. If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the net investment income tax to your income and gains in respect of your investment in our common shares.

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

Interest Rate Risk

We are exposed to risks associated with changes in interest rates relating to our unhedged variable–rate borrowings, according to which we pay interest at LIBOR or SOFR plus a margin; as such increases in interest rates could affect our results of operations and ability to service our debt.  As of December 31, 2022, we had aggregate variable-rate borrowings, of $214.8 million.  An increase of 1% in the interest rates of our variable-rate borrowings, as of December 31, 2022 would increase our interest payments $1.5 million per year.  We have not entered into any hedging contracts to protect against interest rate fluctuations.

Foreign Currency Exchange Rate Risk

We generate all of our revenue in U.S. dollars.  The minority of our operating expenses (approximately 8% in 2022) and less than half of our general and administration expenses (approximately 44% in 2022) are in currencies other than the U.S. dollar, primarily the Euro.  For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction.  We do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2022, these non-US dollar expenses represented 11% of our revenues.  However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations.  We have not hedged currency exchange risks associated with our expenses.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On July 2, 2021, we adopted a shareholders rights agreement, pursuant to which each of our common shares includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Shares if any third-party seeks to acquire control of a substantial block of our common shares without the approval of our board of directors. See “Description of Securities” attached to this annual report as Exhibit 2.5 for a description of our shareholders rights agreement.

ITEM 15.	CONTROLS AND PROCEDURES

a)	Disclosure Controls and Procedures

Management (our Chief Executive Officer and our Chief Financial Officer) has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2022).  The term disclosure controls and procedures is defined under the Commission's rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management (our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management (our Chief Executive Officer and our Chief Financial Officer), has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2022.

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

Deloitte Certified Public Accountants S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2022 which is reproduced in its entirety in Item 15(c) below.

c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seanergy Maritime Holdings Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Seanergy Maritime Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 31, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
March 31, 2023
We have served as the Company’s auditor since 2022.

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

Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2022. Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“EY”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2021. Audit, audit-related and non-audit services billed and accrued from Deloitte Certified Public Accountants S.A. and Ernst & Young (Hellas) Certified Auditors Accountants S.A., as applicable are as follows:

	2022	2021
Audit fees	$300,000	$345,000
Audit related fees	-	144,000
Tax fees	-	-
All other fees	-	-
Total fees	$300,000	$489,000

Audit fees for 2022 related to professional services rendered for the audit of our financial statements and the audit of internal control over financial reporting for the year ended December 31, 2022. Audit fees for 2021 related to professional services rendered for the audit of our financial statements and the audit of internal control over financial reporting for the year ended December 31, 2021. Audit related fees for 2021 related to services provided related to our equity offerings during 2021.  As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 – 10, 2023	4,038,114	0.20	4,038,114	$0

The Company’s Chairman and Chief Executive Officer acquired during 2022 a total of 4,950 common shares in the open market.

On June 28, 2022, our Board of Directors authorized a new share repurchase plan pursuant to which we could repurchase up to $5.0 million of our outstanding common shares, convertible note, and warrants until December 31, 2022. On November 28, 2022, the Board of Directors authorized the extension of the Buyback Plan until December 31, 2023. No repurchases have been made under this plan as of the date of this annual report.

On November 28, 2022, the Board of Directors authorized also a tender offer to purchase our outstanding Class E Warrants to purchase one common share, par value $0.0001, at a price of $0.20 per warrant. The tender offer expired at 5:00 P.M., Eastern Time, on January 10, 2023. A total of 4,038,114 Class E Warrants were tendered under the tender offer, representing approximately 47% of the outstanding Class E Warrants.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Ernst & Young (Hellas) Certified Auditors Accountants S.A. served as our independent auditor for the fiscal years ended 2021 and 2020.

As previously reported on our Form 6-K filed with the SEC on June 3, 2022, on May 23, 2022, our audit committee and board of directors, approved the engagement of Deloitte Certified Public Accountants S.A. to audit our financial statements for the fiscal year ended December 31, 2022.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of Nasdaq's corporate governance rules.  The Company's corporate governance practices deviate from Nasdaq's corporate governance rules in the following ways:

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA, providing that the board of directors approve share issuances and adoptions of and material amendments to equity compensation plans. Likewise, in lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances, consistent with the BCA and our restated articles of incorporation, as amended, and third amended and restated bylaws, the board of directors approves certain share issuances.

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

The financial information required by this item, together with the report of Deloitte Certified Public Accountants S.A., is set forth on pages F-1 through F-47 and are filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Restated Articles of Incorporation(1)

1.2	Amendment to Restated Articles of Incorporation dated June 29, 2020 (2)

1.3	Amendment to Restated Articles of Incorporation dated February 15, 2023 (3)

1.4	Third Amended and Restated Bylaws (4)

2.1	Specimen Common Stock Certificate (5)

2.2	Statement of Designation of the Series A Participating Preferred Shares of the Company(6)

2.3	Shareholders Rights Agreement, dated as of July 2, 2021, by and between Seanergy Maritime Holdings Corp. and Continental Stock Transfer & Trust Company, as Rights Agent(7)

2.4	Statement of Designation of the Series B Preferred Shares of the Company(8)

2.5	Description of Securities*

4.1	Registration Rights Agreement dated March 26, 2010 between the registrant, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc.(9)

4.2	Registration Rights Agreement dated January 4, 2012 between the registrant, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc.(10)

4.3	Registration Rights Agreement dated June 24, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp.(11)

4.4	Registration Rights Agreement dated September 29, 2014 between the registrant, Comet Shipholding Inc. and Plaza Shipholding Corp.(12)

4.5	Amended and Restated 2011 Equity Incentive Plan of the registrant adopted on March 27, 2023*

4.6	Form of Ship Technical Management Agreement with V.Ships Greece for the M/V Friendship*

4.7	Form of Ship Technical Management Agreement with V.Ships Greece for the M/V Championship*

4.8	Form of Ship Technical Management Agreement with Seanergy Shipmanagement(13)

4.9	Form of Ship Technical Management Agreement with Seanergy Shipmanagement for the M/V Friendship(14)

4.10	Commercial Management Agreement dated March 2, 2015 between Seanergy Management Corp. and Fidelity Marine Inc.(15)

4.11	Amendment No. 1 dated September 11, 2015 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015(16)

4.12	Amendment No. 2 dated as of February 24, 2016 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015(17)

4.13	Amendment No. 3 dated February 1, 2018 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015(18)

4.14	Amendment No. 4 dated June 28, 2018 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015(19)

4.15	Amendment No. 5 dated November 3, 2021 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015(20)

4.16	Registration Rights Agreement dated March 12, 2015 between the registrant and Stamatios Tsantanis(21)

4.17	Revolving Convertible Note dated September 7, 2015 of the registrant to Jelco Delta Holding Corp.(22)

4.18	First Amendment dated December 1, 2015 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015(23)

4.19	Second Amendment dated December 14, 2015 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015(24)

4.20	Third Amendment dated January 27, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015(25)

4.21	Fourth Amendment dated March 7, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015(26)

4.22	Fifth Amendment dated April 21, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015(27)

4.23	Sixth Amendment dated May 17, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015(28)

4.24	Seventh Amendment dated June 16, 2016 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015(29)

4.25	Eighth Amendment dated March 28, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015(30)

4.26	Mutual Consent dated September 8, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015(31)

4.27	Ninth Amendment dated September 27, 2017 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015(32)

4.28	Tenth Amendment dated September 1, 2018 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015(33)

4.29	Eleventh Amendment dated March 26, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015(34)

4.30	Twelfth Amendment dated May 29, 2019 between the registrant and Jelco Delta Holding Corp. with respect to the Revolving Convertible Note dated September 7, 2015(35)

4.31
Omnibus Supplemental Agreement relating to, inter alia, the revolving convertible notes, dated as of December 31, 2020 between the registrant, Partner Shipping Co. Limited (formerly known as Partner Marine Co.), Emperor Holding Ltd. and Jelco Delta Holding Corp.(36)

4.32	Bareboat Charterparty dated June 28, 2018 between Knight Ocean Navigation Co. and Hanchen Limited(37)

4.33	Guarantee dated June 28, 2018 between the registrant and Hanchen Limited(38)

4.34	Sale and Purchase Agreement dated September 19, 2018 between Seanergy Management Corp. and Hyundai Materials Corporation(39)

4.35
Addendum No. 1 to Sale and Purchase Agreement dated September 28, 2018 between Seanergy Management Corp. and Hyundai Materials Corporation in respect of the Sale and Purchase Agreement dated September 19, 2018(40)

4.36	Bareboat Charter Agreement dated November 7, 2018 between Cargill International SA and Champion Marine Co. for the MV Championship(41)

4.37	Registration Rights Agreement dated November 7, 2018 between the registrant and Cargill International SA(42)

4.38	Guarantee and Indemnity dated November 7, 2018 between the registrant and Cargill International SA(43)

4.39	Securities Purchase Agreement by and between the registrant and Jelco Delta Holding Corp. dated May 9, 2019(44)

4.40	Registration Rights Agreement by and between the registrant and Jelco Delta Holding Corp. dated May 9, 2019(45)

4.41	Bareboat Charter Agreement dated May 11, 2021 between with Cargill International SA and Flag Marine Co. for the MV Flagship(46)

4.42	Guarantee and Indemnity in respect of Flagship dated May 11, 2021 between the registrant and Cargill International SA(47)

4.43	Bareboat Charter dated June 22, 2021 between Sea 241 Leasing Co. Limited and Hellas Ocean Navigation Co. for the MV Hellasship(48)

4.44	Guarantee in respect of Hellasship dated June 22, 2021 between the registrant and Sea 241 Leasing Co. Limited(49)

4.45	Bareboat Charter dated June 22, 2021 between Sea 242 Leasing Co. Limited and Patriot Shipping Co. for the MV Patriotship(50)

4.46	Guarantee in respect of Patriotship dated June 22, 2021 between the registrant and Sea 242 Leasing Co. Limited(51)

4.47	Facility Agreement dated August 9, 2021 between Friend Ocean Navigation Co., Lord Ocean Navigation Co., Squire Ocean Navigation Co. and Alpha Bank S.A.(52)

4.48	First Supplemental Letter dated December 1, 2021 with respect to the Facility Agreement dated August 9, 2021(53)

4.49
First Supplemental Agreement dated June 30, 2022 between the registrant, Duke Shipping Co. and Friend Ocean Navigation Co., Lord Ocean Navigation Co., Squire Ocean Navigation Co. and Alpha Bank S.A. with respect to the Facility Agreement dated August 9, 2021*

4.50	Facility Agreement dated December 20, 2021 between the registrant, Sea Genius Shipping Co., and Sinopac Capital International (HK) Limited(54)

4.51	Bareboat Charter Agreement dated February 25, 2022 between Artemis Lease 01 Limited and Partner Marine Co. for the MV Partnership(55)

4.52	Performance Guarantee in respect of the MV Partnership between the registrant and Artemis Lease 01 Limited dated February 25, 2022(56)

4.53	Facility Agreement dated June 21, 2022 between Duke Shipping Co. and Alpha Bank S.A.*

4.54	Facility Agreement dated June 22, 2022 between the registrant, World Shipping Co., Honor Shipping Co. and Piraeus Bank S.A.*

4.55	Facility Agreement dated October 10, 2022 between the registrant, Fellow Shipping Co., Premier Marine Co. and Danish Ship Finance A/S*

4.56	Facility Agreement dated December 15, 2022 between Paros Ocean Navigation Co. and Alpha Bank S.A.*

4.57	Class D Warrant Agency Agreement dated April 2, 2020 by and between Continental Stock Transfer & Trust Company and the registrant(57)

4.58	Form of Class D Warrant Certificate(58)

4.59	Bareboat Charter Agreement dated March 29, 2023 between Great Something Co, Ltd. and Knight Ocean Navigation Co. for the MV Knightship*

4.60	Addendum to the Bareboat Charter Agreement dated March 29, 2023 between Great Something Co., Ltd. and Knight Ocean Navigation Co. for the MV Knightship, dated March 29, 2023*

4.61	Charterer Performance Guarantee in respect of the MV Knightship dated March 29, 2023 between the registrant and Great Something Co., Ltd.*

4.62	Representative’s Warrant(59)

4.63	Form of Class E Warrant Agency Agreement by and between the registrant and Continental Stock Transfer & Trust Company(60)

4.64	Form of Class E Warrant(61)

4.65	Securities Purchase Agreement dated as of December 30, 2020 between the registrant and Jelco Delta Holding Corp.(62)

4.66	Registration Rights Agreement dated as of December 31, 2020 between the registrant and Jelco Delta Holding Corp. (63)

4.67	Form of Technical Management Agreement with Seanergy Shipmanagement Corp. for dry bulk vessels of United Maritime Corporation*

4.68	Contribution and Conveyance Agreement dated July 5, 2022 between the registrant and United Maritime Corporation*

4.69	Right of First Refusal and First Offer Agreement between the registrant and United Maritime Corporation*

4.70	Master Management Agreement dated July 5, 2022 between the registrant and United Maritime Corporation*

4.71	Commercial Management Agreement dated July 5, 2022 between Seanergy Management Corp. and United Maritime Corporation*

8.1	List of Subsidiaries*

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Deloitte Certified Public Accountants S.A.*

15.2	Consent of Ernst & Young (Hellas) Certified Auditors-Accountants S.A.*

101
The following financial information from the registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022, formatted in Extensible Business Reporting Language (XBRL)*
(1) Consolidated Balance Sheets as of December 31, 2022 and 2021;
(2) Consolidated Statements of Income/(loss) for the years ended December 31, 2022, 2021 and 2020;
(3) Consolidated Statements of Shareholders’ (Deficit) / Equity for the years ended December 31, 2022, 2021 and 2020; and
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020.

*Filed herewith

(1)	Incorporated herein by reference to Exhibit 3.1 to the registrant's report on Form 6-k filed with the Commission on August 30, 2019.

(2)	Incorporated herein by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-1 filed with the Commission on February 19, 2021.

(3)	Incorporated herein by reference to Exhibit 3.8 to the registrant’s report on Form 6-K filed with the Commission on February 15, 2023.

(4)	Incorporated herein by reference to Exhibit 99.2 to the registrant’s report on Form 6-K furnished with the Commission on September 25, 2020.

(5)	Incorporated herein by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed with the Commission on February 15, 2023.

(6)	Incorporated herein by reference to Exhibit 3.1 to the registrant's report on Form 6-K filed with the Commission on July 2, 2021.

(7)	Incorporated herein by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed with the Commission on July 2, 2021.

(8)	Incorporated herein by reference to Exhibit 99.4 to the registrant's report on Form 6-K filed with the Commission on December 10, 2021.

(9)	Incorporated herein by reference to Exhibit 4.1 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.

(10)	Incorporated herein by reference to Exhibit 4.2 to the registrant's annual report on Form 20-F filed with the Commission on April 28, 2017.

(11)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by United Capital Investments Corp. with the Commission on September 12, 2014.

(12)	Incorporated herein by reference to Exhibit D to the Schedule 13D related to the registrant filed by Jelco Delta Holding Corp. with the Commission on March 12, 2015.

(13)	Incorporated herein by reference to Exhibit 4.10 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(14)	Incorporated herein by reference to Exhibit 4.11 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(15)	Incorporated herein by reference to Exhibit 4.52 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.

(16)	Incorporated herein by reference to Exhibit 4.14 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.

(17)	Incorporated herein by reference to Exhibit 4.15 to the registrant's annual report on Form 20-F filed with the Commission on April 20, 2016.

(18)	Incorporated herein by reference to Exhibit 4.13 to the registrant's annual report on Form 20-F filed with the Commission on March 7, 2018.

(19)	Incorporated herein by reference to Exhibit 4.19 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(20)	Incorporated herein by reference to Exhibit 4.17 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(21)	Incorporated herein by reference to Exhibit 4.58 to the registrant's annual report on Form 20-F filed with the Commission on April 21, 2015.

(22)	Incorporated herein by reference to Exhibit B to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 29, 2015.

(23)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on December 29, 2015.

(24)	Incorporated herein by reference to Exhibit D to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on December 29, 2015.

(25)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on February 11, 2016.

(26)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on March 14, 2016.

(27)	Incorporated herein by reference to Exhibit 10.1 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.

(28)	Incorporated herein by reference to Exhibit 10.2 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.

(29)	Incorporated herein by reference to Exhibit 10.3 to the registrant's report on Form 6-K filed with the Commission on August 5, 2016.

(30)	Incorporated herein by reference to Exhibit A to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on April 7, 2017.

(31)	Incorporated herein by reference to Exhibit 10.34 to the registrant's registration statement on Form F-1 filed with the Commission on October 20, 2017.

(32)	Incorporated herein by reference to Exhibit C to the Schedule 13D/A related to the registrant filed by Jelco Delta Holding Corp. with the Commission on October 20, 2017.

(33)	Incorporated herein by reference to Exhibit 10.41 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(34)	Incorporated herein by reference to Exhibit 10.48 to the registrant's registration statement on Form F-1/A filed with the Commission on April 5, 2019.

(35)	Incorporated herein by reference to Exhibit 4.51 to the registrant’s annual report on Form 20-F filed with the Commission on March 5, 2020.

(36)	Incorporated herein by reference to Exhibit 99.7 to the registrant’s report on Form 6-K furnished with the Commission on January 15, 2021.

(37)	Incorporated herein by reference to Exhibit 10.82 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(38)	Incorporated herein by reference to Exhibit 4.77 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(39)	Incorporated herein by reference to Exhibit 10.89 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(40)	Incorporated herein by reference to Exhibit 10.90 to the registrant's registration statement on Form F-1 filed with the Commission on November 8, 2018.

(41)	Incorporated herein by reference to Exhibit 4.92 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(42)	Incorporated herein by reference to Exhibit 4.93 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(43)	Incorporated herein by reference to Exhibit 4.94 to the registrant's annual report on Form 20-F filed with the Commission on March 25, 2019.

(44)	Incorporated herein by reference to Exhibit 4.4 to the registrant's report on Form 6-K filed with the Commission on May 17, 2019.

(45)	Incorporated herein by reference to Exhibit 4.5 to the registrant's report on Form 6-K filed with the Commission on May 17, 2019.

(46)	Incorporated herein by reference to Exhibit 4.53 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(47)	Incorporated herein by reference to Exhibit 4.54 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(48)	Incorporated herein by reference to Exhibit 4.55 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(49)	Incorporated herein by reference to Exhibit 4.56 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(50)	Incorporated herein by reference to Exhibit 4.57 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(51)	Incorporated herein by reference to Exhibit 4.58 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(52)	Incorporated herein by reference to Exhibit 4.59 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(53)	Incorporated herein by reference to Exhibit 4.60 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(54)	Incorporated herein by reference to Exhibit 4.62 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(55)	Incorporated herein by reference to Exhibit 4.63 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(56)	Incorporated herein by reference to Exhibit 4.64 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(57)	Incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K furnished with the Commission on April 3, 2020.

(58)	Incorporated herein by reference to Exhibit 4.2 to the registrant’s report on Form 6-K furnished with the Commission on April 3, 2020.

(59)	Incorporated herein by reference to Exhibit 4.4 to the registrant’s report on Form 6-K furnished with the Commission on April 3, 2020.

(60)	Incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K furnished to the Commission on August 19, 2020.

(61)	Incorporated herein by reference to Exhibit 4.2 to the registrant’s report on Form 6-K furnished to the Commission on August 19, 2020.

(62)	Incorporated herein by reference to Exhibit 99.2 to the registrant’s report on Form 6-K furnished with the Commission on January 15, 2021.

(63)	Incorporated herein by reference to Exhibit 99.3 to the registrant’s report on Form 6-K furnished with the Commission on January 15, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEANERGY MARITIME HOLDINGS CORP.

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chairman & Chief Executive Officer

Date: March 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seanergy Maritime Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Seanergy Maritime Holdings Corp. (the “Company”) as of December 31, 2022, the related consolidated statement of operations, stockholders’ equity, and cash flows, for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Long-Lived Assets (Vessels)– Future Charter Rates – Refer to Note 2 of the consolidated financial statements.

Critical Audit Matter Description

The Company’s evaluation of its vessels for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may no longer be recoverable. Total vessels carrying value as of December 31, 2022 was $434.1 million.

If indicators of impairment exist for a vessel, the Company determines the recoverable amount by estimating the undiscounted future cash flows associated with the vessel. If the carrying value of the vessel (plus the unamortized dry-docking costs) exceeds its undiscounted future net cash flows, the carrying value of the vessel is reduced to its fair value. The undiscounted cash flows incorporate various factors and significant assumptions, including estimated future charter rates for Capesize bulkers. Future charter rates reflect the estimated charter revenues which are based on a combination of charter rates estimates for the first calendar year, and the 10-year average historical charter earnings, of similar size vessels, excluding outliers for the period thereafter up to the end of the estimated useful life of the vessel. The estimated future charter rates are then adjusted for estimated commissions, expected off hires due to scheduled maintenance and estimated unexpected off hires and also adding an estimated premium for vessels with installed scrubbers, if applicable.

We identified future charter rates used in the undiscounted future cash flows analysis as a critical audit matter because of the complex judgements made by management to estimate future charter rates and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.
This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s projected charter rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates utilized in the undiscounted future cash flows included the following among others:

•	We tested the effectiveness of controls over management’s review of the impairment analysis, including the future charter rates used within the undiscounted future cash flows analysis.

•	We evaluated the reasonableness of the Company’s estimate of future charter rates by:

o
Evaluating the Company’s methodology for estimating the future charter rates utilized. For the first calendar year the Company estimates the daily future charter rate using the average of two published third party estimates. For the periods thereafter the Company bases its estimate on a published third party’s average 10-year historical daily charter earnings of similar size vessels excluding outliers. These future charter rates are then adjusted for estimated commissions, expected off hires due to scheduled maintenance, estimated unscheduled off hires and estimated premium for vessels with installed scrubbers.

o
Comparing the future charter rates utilized in the undiscounted future cash flow analysis to a) historical rate information for Capezise bulkers published by third parties, b) the Company’s budget, c) other external market sources, including analysts’ reports, d) market reports on spreads on marine fuel (for determination of premium for scrubber fitted vessels), reports on prospective market outlook, and e) the Company’s historical records to assess estimated commissions and off hires.

o
Considering the consistency of the assumptions used with evidence obtained in other areas of the audit. This included, among others, 1) internal communications by management to the board of directors, and 2) external communications by management to analysts and investors.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
March 31, 2023
We have served as the Company’s auditor since 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Seanergy Maritime Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Seanergy Maritime Holdings Corp. (the Company) as of December 31, 2021, the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We served as the Company’s auditor from 2012 to 2022.

Athens, Greece
March 31, 2022,

except for the retroactive effect of the reverse stock split effected on February 16, 2023, described in Note 1 to the consolidated financial statements, as to which the date is
March 31, 2023

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2022 and 2021
(In thousands of US Dollars, except for share and per share data)

		2022	2021
ASSETS
Current assets:
Cash and cash equivalents	4	26,027	41,496
Term deposits		-	1,500
Restricted cash	4,7	1,650	1,180
Accounts receivable trade, net	12	720	-
Inventories	5	1,995	1,448
Prepaid expenses		1,096	1,118
Due from related parties	3	829	-
Assets held for sale	6	28,252	-
Other current assets		1,075	434
Total current assets		61,644	47,176

Fixed assets:
Vessels, net	6	434,133	426,062
Other fixed assets, net		412	405
Total fixed assets		434,545	426,467

Other non-current assets:
Deposits assets, non-current		1,325	1,325
Deferred charges and other investments, non-current	2	10,759	8,613
Restricted cash, non-current	4, 7	4,800	2,950
Operating lease, right-of-use asset	10	499	650
Other non-current assets		28	30
TOTAL ASSETS		513,600	487,211

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $1,856 and $1,347, respectively	7	35,051	68,473
Debt related to assets held for sale, net of deferred finance costs of $110 and $NIL, respectively	7	12,990	-
Current portion of convertible notes, net of deferred finance costs and debt discounts of $332 and $1,046, respectively	8	10,833	769
Liability from contract with related party	3,6	12,688	-
Trade accounts and other payables		7,826	5,762
Accrued liabilities		8,374	5,173
Operating lease liability	10	108	121
Deferred revenue	12	2,232	7,735
Other current liabilities	11,16	4,548	-
Total current liabilities		94,650	88,033

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $1,871 and $2,030, respectively	7	196,825	146,701
Convertible notes, non-current, net of current portion and deferred finance costs and debt discounts of $NIL and $1,597, respectively	8	-	6,804
Operating lease liability, non-current	10	391	529
Deferred revenue, non-current	12	35	538
Other liabilities, non-current		-	130
Total liabilities		291,901	242,735

Commitments and contingencies	10	-	-

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; 20,000 and NIL shares issued and outstanding as at December 31, 2022 and 2021, respectively	11	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2022 and 2021; 18,191,614 and 17,298,613 shares issued and outstanding as at December 31, 2022 and 2021, respectively	11	2	2
Additional paid-in capital	11	583,691	597,723
Accumulated deficit		(361,994)	(353,249)
Total stockholders’ equity		221,699	244,476
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		513,600	487,211
The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Operations
For the years ended December 31, 2022, 2021 and 2020
(In thousands of US Dollars, except for share and per share data)

	Notes	2022	2021	2020

Vessel revenue, net	12	122,629	153,108	63,345
Fees from related parties	3	2,391	-	-
Revenue, net		125,020	153,108	63,345
Expenses:
Voyage expenses	12	(4,293)	(16,469)	(18,567)
Vessel operating expenses		(43,550)	(36,332)	(22,347)
Management fees		(1,368)	(1,435)	(1,052)
General and administration expenses		(17,412)	(13,739)	(6,607)
Amortization of deferred dry-docking costs	2	(4,880)	(2,793)	(2,319)
Depreciation	6	(23,417)	(17,151)	(12,721)
Gain on sale of vessel, net	6	-	697	-
(Loss) / gain on forward freight agreements, net		(417)	24	-
Operating income / (loss)		29,683	65,910	(268)
Other income / (expenses), net:
Interest and finance costs	12	(15,332)	(17,779)	(12,342)
Interest and finance costs – related party	12	-	-	(11,083)
Loss on extinguishment of debt	7	(1,291)	(6,863)	-
Gain on debt refinancing	7	-	-	5,144
Gain on spin-off of United Maritime Corporation	3	2,800	-	-
Interest and other income	3	1,361	161	208
Foreign currency exchange losses, net		(10)	(81)	(15)
Total other expenses, net		(12,472)	(24,562)	(18,088)
Net income / (loss) before income taxes		17,211	41,348	(18,356)
Income taxes		28	-	-
Net income/ (loss)		17,239	41,348	(18,356)

Net income / (loss) per common share, basic	13	0.97	2.70	(5.49)
Net income / (loss) per common share, diluted	13	0.96	2.50	(5.49)

Weighted average common shares outstanding, basic	13	17,439,033	15,332,191	3,343,628
Weighted average common shares outstanding, diluted	13	17,684,048	19,133,753	3,343,628

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2022, 2021 and 2020
 (In thousands of US Dollars, except for share data)

	Preferred Stock Series B		Common stock		Additional		Total
	# of Shares	Par Value	# of Shares	Par Value	paid-in capital	Accumulated deficit	stockholders’ equity

Balance, January 1, 2020	-	-	168,125	-	406,099	(376,241)	29,858
Issuance of common stock (including the exercise of warrants) (Note 11)	-	-	6,647,749	1	71,834	-	71,835
Stock based compensation (Note 15)	-	-	15,625	-	869	-	869
Issuable units (Note 7, 8 & 9)	-	-	-	-	6,021	-	6,021
Change in fair value of conversion option (Note 9)	-	-	-	-	4,924	-	4,924
Issuance of options for units (Note 9)	-	-	-	-	543	-	543
Net loss	-	-	-	-	-	(18,356)	(18,356)
Balance, December 31, 2020	-	-	6,831,499	1	490,290	(394,597)	95,694
Issuance of common stock (including the exercise of warrants) (Note 11)	-	-	9,238,754	1	98,217	-	98,218
Issuance of common stock and warrants for repayment of subordinated long-term debt (Note 7)	-	-	428,571	-	3,000	-	3,000
Issuance of common stock upon conversion of convertible notes (Note 8)	-	-	300,000	-	3,600	-	3,600
Issuance of preferred shares to related party (Note 11)	20,000	-	-	-	250	-	250
Stock based compensation (Note 15)	-	-	670,000	-	5,097	-	5,097
Repurchase of common stock (Note 11)	-	-	(170,210)	-	(1,708)	-	(1,708)
Repurchase of warrants (Note 11)	-	-	-	-	(1,023)	-	(1,023)
Net income	-	-	-	-	-	41,348	41,348
Balance, December 31, 2021	20,000	-	17,298,614	2	597,723	(353,249)	244,476
Cumulative adjustment due to adoption of ASU 2020-06 (Note 8)	-	-	-	-	(21,165)	10,216	(10,949)
Issuance of common stock (including the exercise of warrants) (Note 11)	-	-	10,000	-	70	-	70
Stock based compensation (Note 15)	-	-	883,000	-	7,185	-	7,185
Repurchase of warrants (Note 11)	-	-	-	-	(122)	-	(122)
Dividends ($1.25 per share) (Note 11)	-	-	-	-	-	(22,472)	(22,472)
United Maritime Corporation spin-off (Note 3)	-	-	-	-	-	(13,728)	(13,728)
Net income	-	-	-	-	-	17,239	17,239
Balance, December 31, 2022	20,000	-	18,191,614	2	583,691	(361,994)	221,699

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2022, 2021 and 2020
(In thousands of US Dollars)

	2022	2021	2020
Cash flows from operating activities:
Net income/ (loss)	17,239	41,348	(18,356)
Adjustments to reconcile net income (loss) to net cash provided by / (used in) operating activities:
Depreciation	23,417	17,151	12,721
Amortization of deferred dry-docking costs	4,880	2,793	2,319
Amortization of deferred finance costs and debt discounts	2,859	3,659	1,107
Amortization of convertible note beneficial conversion feature	-	2,887	5,518
Stock based compensation	7,185	5,097	869
Amortization of deferred finance costs and debt discounts – related party	-	-	201
Loss on extinguishment of debt	1,291	6,863	-
Gain on spin-off of United Maritime Corporation	(2,800)	-	-
Gain on sale of vessel, net	-	(697)	-
Gain on debt refinancing, gross of deferred financing fees and expenses	-	-	(5,556)
Fair value measurement of units issued to former related party	-	-	596
Restructuring expenses	-	-	1,015
Changes in operating assets and liabilities:
Accounts receivable trade, net	(839)	801	962
Inventories	(840)	3,202	(788)
Prepaid expenses	22	22	(740)
Other current assets	(641)	240	579
Deferred voyage expenses	-	621	(525)
Deferred charges, non-current	(9,494)	(6,433)	(1,145)
Other non-current assets	2	2	(3)
Trade accounts and other payables	(589)	348	(12,398)
Accrued liabilities	2,155	2,187	3,526
Due from related parties	(595)	-	-
Deferred revenue	(5,463)	3,225	214
Deferred revenue, non-current	(503)	(2,236)	(301)
Other liabilities, non-current	-	(320)	450
Net cash provided by / (used in) operating activities	37,286	80,760	(9,735)
Cash flows from investing activities:
Vessels acquisitions and improvements	(70,321)	(197,214)	(20,189)
Advances from related party from sale of vessels	12,688	12,600	-
Investment in Series C preferred shares	(10,000)	-	-
Proceeds from redemption of Series C preferred shares	10,000	-	-
Term deposits	1,500	100	(1,600)
Purchase of other fixed assets	(130)	(106)	(75)
Net cash used in investing activities	(56,263)	(184,620)	(21,864)
Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	70	98,302	73,750
Proceeds from issuance of preferred stock	-	250	-
Payments for repurchase of common stock	-	(1,708)	-
Payments for repurchase of warrants	-	(1,023)	-
Proceeds from long-term debt and other financial liabilities	124,800	180,320	22,500
Dividends paid	(17,924)	-	-
Payments of financing and stock issuance costs	(1,420)	(2,698)	(3,640)
Repayments of long-term debt and other financial liabilities	(89,698)	(132,058)	(52,514)
Repayments of convertible notes	(10,000)	(13,950)	-
Repayments of related party debt	-	-	(1,000)
Net cash provided by financing activities	5,828	127,435	39,096
Net (decrease) / increase in cash and cash equivalents and restricted cash	(13,149)	23,575	7,497
Cash and cash equivalents and restricted cash at beginning of period	45,626	22,051	14,554
Cash and cash equivalents and restricted cash at end of period	32,477	45,626	22,051

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	11,710	11,166	10,270

Noncash investing activities:
Vessels acquisitions and improvements	1,015	837	-
Noncash financing activities:
Dividends declared but not paid (Note 11)	4,548	-	-
Units issued for repayment of subordinated long-term debt (Note 7)	-	3,000	-
Repayment of subordinated long-term debt by issuance of units (Note 7)	-	(3,000)	-
Common shares issued by conversion of notes (Note 8)	-	3,600	-
Notes reduction via conversion (Note 8)	-	(3,600)	-
Units / shares issued to settle unpaid interest in connection with financing – former related party (Note 7, 8 & 9)	-	-	4,814
Units / shares issued to settle deferred finance cost in connection with financing – former related party (Note 7 & 8)	-	-	1,374
Change in fair value of conversion option (Note 9)	-	-	4,924
Issuance of option for units (Note 9)	-	-	543

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

On January 20, 2022, United Maritime Corporation (“United”) was incorporated by Seanergy (the “Parent”), under the laws of the Republic of the Marshall Islands to serve as the holding company of the vessel-owning subsidiary of the Gloriuship (“United Maritime Predecessor” or the “Predecessor”) upon effectiveness of the Spin Off (described below). On July 6, 2022, the Company announced that it has completed the spin-off of its wholly-owned subsidiary, United, effective July 5, 2022. United’s shares commenced trading on the Nasdaq Capital Market on July 6, 2022 under the symbol “USEA” (Note 3).

On June 30, 2020, the Company’s common stock began trading on a split-adjusted basis, following a June 25, 2020 approval from the Company’s board of directors to reverse split the Company’s common stock at a ratio of one-for-sixteen (Note 11). No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share.

On February 16, 2023, the Company’s common stock began trading on a split-adjusted basis, following a February 9, 2023 approval from the Company’s board of directors to reverse split the Company’s common stock at a ratio of one-for-ten (Note 11). All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
a.           Subsidiaries in Consolidation:

Seanergy’s subsidiaries included in these consolidated financial statements as of December 31, 2022:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal/Sale and leaseback
Seanergy Management Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Emperor Holding Ltd. (1)	Marshall Islands	N/A	N/A	N/A
Pembroke Chartering Services Limited (1)(3)(4)	Malta	N/A	N/A	N/A
Maritime Capital Shipping Limited (1)(4)	Bermuda	N/A	N/A	N/A
Sea Genius Shipping Co. (1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Premier Marine Co. (1)	Marshall Islands	Premiership	September 11, 2015	N/A
Squire Ocean Navigation Co. (1)	Liberia	Squireship	November 10, 2015	N/A
Lord Ocean Navigation Co. (1)	Liberia	Lordship	November 30, 2016	N/A
Champion Marine Co. (1)(5)	Marshall Islands	Championship	November 7, 2018	N/A
Fellow Shipping Co. (1)	Marshall Islands	Fellowship	November 22, 2018	N/A
Friend Ocean Navigation Co. (1)	Liberia	Friendship	July 27, 2021	N/A
World Shipping Co. (1)	Marshall Islands	Worldship	August 30, 2021	N/A
Duke Shipping Co. (1)	Marshall Islands	Dukeship	November 26, 2021	N/A
Partner Marine Co. (1)(5)	Marshall Islands	Partnership	March 9, 2022	N/A
Honor Shipping Co. (1)	Marshall Islands	Honorship	June 27, 2022	N/A
Paros Ocean Navigation Co. (1)	Liberia	Paroship	December 27, 2022	N/A
Knight Ocean Navigation Co. (1)(5)	Liberia	Knightship	December 13, 2016	June 29, 2018
Flag Marine Co. (1)(5)	Marshall Islands	Flagship	May 6, 2021	May 11, 2021
Hellas Ocean Navigation Co. (1)(5)	Liberia	Hellasship	May 6, 2021	June 28, 2021
Patriot Shipping Co. (1)(5)	Marshall Islands	Patriotship	June 1, 2021	June 28, 2021
Good Ocean Navigation Co. (1)(Note 6)	Liberia	Goodship	August 7, 2020	February 10, 2023
Traders Shipping Co. (1)(Note 6)	Marshall Islands	Tradership	June 9, 2021	February 28, 2023
Gladiator Shipping Co. (1)(4)	Marshall Islands	Gladiatorship	September 29, 2015	October 11, 2018
Leader Shipping Co. (1)(4)	Marshall Islands	Leadership	March 19, 2015	September 30, 2021
Partner Shipping Co. Limited (1)(4)	Malta	Partnership	May 31, 2017	March 9, 2022
Martinique International Corp. (1)(4)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014
Harbour Business International Corp. (1)(4)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014

(1)	Subsidiaries wholly owned
(2)	Management companies
(3)	Chartering services company
(4)	Dormant companies
(5)	Bareboat charters

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
2.	Significant Accounting Policies:

(a)	Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) and include the accounts and operating results of Seanergy and its wholly-owned subsidiaries where Seanergy has control. Control is presumed to exist when Seanergy, through direct or indirect ownership, retains the majority of the voting interest. In addition, Seanergy evaluates its relationships with other entities to identify whether they are variable interest entities and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All intercompany balances and transactions have been eliminated on consolidation.

The Company deconsolidates a subsidiary or derecognizes a group of assets when the Company no longer controls the subsidiary or group of assets specified in Accounting Standards Codification (ASC or Codification) 810-10-40-3A. When control is lost, the Company derecognizes the assets and liabilities of the qualifying subsidiary or group of assets.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates could include evaluation of relationships with other entities to identify whether they are variable interest entities, determination of vessel useful lives, allocation of purchase price in a business combination, determination of vessels’ impairment and determination of goodwill impairment.

(c)	Foreign Currency Translation

Seanergy’s functional currency is the United States dollar since the Company’s vessels operate in international shipping markets and therefore primarily transact business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies are translated into the United States dollar using exchange rates that are in effect at the time of the transaction. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to United States dollars at the foreign exchange rate prevailing at year-end. Gains or losses resulting from foreign currency translation are reflected in the consolidated statement of operations.

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

Accounts receivable trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. Receivables related to spot voyages are determined to be unconditional and are included  in “Accounts Receivable Trade, Net”. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Pursuant to the provisions of ASC 326, Financial Instruments—Credit Losses, the Company assesses the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s financial statements as of  December 31, 2022 and 2021. No provision for doubtful accounts was established as of December 31, 2022 and 2021.

(i)	Inventories

Inventories consist of lubricants and bunkers, which are measured at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.  Cost is determined by the first in, first out method.

(j)	Insurance Claims

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses and for legal fees covered by directors’ and officers’ liability insurance. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, the claim is not subject to litigation and the Company can make an estimate of the amount to be reimbursed. The classification of the insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.  No provision for credit losses was recorded as of December 31, 2022 and 2021 pursuant to the provisions of ASC 326.

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

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolesce or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus any unamortized dry-docking costs, may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers to be indicators of a potential impairment for its vessels.

The Company determines undiscounted projected operating cash flows for each vessel and compares it to the vessel’s carrying value, plus any unamortized dry-docking costs. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than the vessel’s carrying value, plus any unamortized dry-docking costs, the Company impairs the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimates and the average of the trailing 10-year historical charter rates, excluding outliers) adjusted for commissions, expected off hires due to scheduled maintenance and estimated unexpected breakdown  off hires, along with an estimate of an additional daily revenue for each scrubber-fitted vessel, as applicable. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled maintenance.

For the year ended December 31, 2022, indicators of impairment existed for eleven of the Company’s vessels as their carrying value plus any unamortized dry-docking costs was higher than their market value. The carrying value of the Company’s vessels plus any unamortized dry-docking costs for which impairment indicators existed as at December 31, 2022, was $328,857. From the impairment exercise performed, the undiscounted projected operating cash flows expected to be generated by the use of these eleven vessels were higher than the vessels’ carrying value, plus any unamortized dry-docking costs, and thus the Company concluded that no impairment charge should be recorded.

(n)	Assets held for sale

The Company classifies a vessel along with associated inventories as being held for sale when all of the criteria under ASC 360, Property, Plant and Equipment, are met: (i) management has committed to a plan to sell the vessel; (ii) the vessel is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; (iv) the sale of the vessel is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the vessel is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under “Impairment loss” in the consolidated statement of operations. The vessels are not depreciated once they meet the criteria to be classified as held for sale.

(o)	Dry-Docking and Special Survey Costs

The Company follows the deferral method of accounting for dry-docking costs and special survey costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Dry-docking costs which are not fully amortized by the next dry-docking period are expensed. Amounts are included in “Deferred charges and other long-term investments, non-current”.

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

Time charter revenue, including bareboat charter revenue, is recorded over the term of the charter agreement as the service is provided and collection of the related revenue is reasonably assured.  Under a time charter, revenue is not recognized for a vessel’s off hire days due to major repairs, dry dockings or special or intermediate surveys.

The Company accounts for its time charter contracts as operating leases pursuant to ASC 842 “Leases”. The Company concluded that the criteria for not separating lease and non-lease components of its time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. In this respect, the Company accounts for the combined component as an operating lease in accordance with ASC 842. The Company recognizes income from lease payments over the lease term on a straight-line basis. The Company assessed its new time charter contracts at the adoption date under the new guidance and concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. The Company recognizes income for variable lease payments in the period when changes in facts and circumstances on which the variable lease payments occur. Rental income on the Company’s time charterers is mostly calculated at an index linked rate based on the five T/C routes rate of the Baltic Capesize Index.

Spot charter revenue is recognized on a pro-rata basis over the duration of the voyage from loading to discharge, when a voyage agreement exists, the price is fixed or determinable, service is provided and the collection of the related revenue is reasonably assured.  For spot charters, the Company satisfies its single performance obligation to transfer cargo under the contract over the voyage period. The Company has taken the practical expedient not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(r)	Leases

Office lease

In April 2018, the Company moved into new office spaces. Under ASC 842, the lease is classified as an operating lease and a lease liability and right-of-use asset based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in general and administration expenses. The Company has assessed the right-of-use asset for impairment, and since no impairment indicators existed, no impairment charge was recorded.

(s)	Sale and Leaseback Transactions

In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted for as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for the Company, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale and the transaction would be classified as a financing arrangement by the Company as it effectively retains control of the underlying asset. If the transfer of the asset meets the criteria of sale, the Company, as seller-lessee recognizes the transaction price for the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest.

(t)	Commissions

Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions to third parties are included in “Vessel revenue, net” while brokerage commissions to third parties are included in “Voyage expenses”.

(u)	Vessel Voyage Expenses

Vessel voyage expenses primarily consist of port, canal, bunker expenses, brokerage commissions and other non-specified voyage expenses that are unique to a particular charter and are paid for by the charterer under time charter agreements, bareboat charters. Under a spot charter, the Company incurs and pays for certain voyage expenses, primarily consisting of bunkers consumption, brokerage commissions, port and canal costs. Under ASC 606 and after implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer, and contract fulfillment costs, are capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. The Company has adopted the practical expedient not to capitalize incremental costs when the amortization period (voyage period) is less than one year. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the voyage period. Voyage costs arising as performance obligation are expensed as incurred.

(v)	Repairs and Maintenance

All repair and maintenance expenses, including major overhauling and underwater inspection expenses are expensed in the year incurred. Such costs are included in “Vessel operating expenses”.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(w)	Financing Costs

Underwriting, legal and other direct costs incurred with the issuance of long-term debt or to refinance existing debt or convertible notes are deferred and amortized to interest expense over the life of the related debt using the effective interest method. The Company presents unamortized deferred financing costs as a reduction of long-term debt in the accompanying balance sheets. For the accounting of the unamortized deferred financing costs following debt extinguishment, see below (Note 2(ac)).

(x)	Income Taxes

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

Maritime Capital Shipping (HK) Limited, the Company’s former management company, is subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the year. The estimated profits tax for the year ended December 31, 2022 is $NIL.

Seanergy Management Corp. (“Seanergy Management”), the Company’s management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros. The contribution to be paid in 2023 by Seanergy Management for 2022 is estimated at $110 and is included in “General and administration expenses”. The contribution paid in the years ended December 2022 and 2021 was $97 and $93, respectively.

Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”), the Company’s second management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros. The contribution to be paid in 2023 by Seanergy Shipmanagement for 2022 is estimated at $NIL. The contribution paid by Seanergy Shipmanagement in the years ended December 2022 and 2021 was $NIL and $NIL, respectively.

Two of the Company’s subsidiaries are registered in Malta since May 23, 2018. These subsidiaries are subject to a corporate flat tax in Malta and could be subject to additional taxation in the future in Malta or other jurisdictions where the subsidiaries are incorporated or do business. The amount of any such tax imposed upon the Company’s operations or on the Company’s subsidiaries’ operations may be material and could have an adverse effect on earnings. No tax expense has been recognized for the years presented in these financial statements.

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

Based on the Company’s analysis of its shareholdings during 2022, the Publicly-Traded Test for the entire 2022 year has been satisfied in that less than 50% of the Company’s issued and outstanding shares were held by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock for more than half the days during the 2022 taxable year. Effectively, the Company and each of its subsidiaries qualify for this statutory tax exemption for the 2022 taxable year.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Certain charterparties of the Company contain clauses that permit the Company to seek reimbursement from charterers of any U.S. tax paid. The Company has in the past sought reimbursement and has secured payment from most of its charterers. The Company’s U.S. federal income tax based on its U.S. source shipping income for 2022, 2021 and 2020, taking into consideration charterers’ reimbursement, was $NIL, $NIL and $NIL, respectively.

(y)	Stock-based Compensation

Stock-based compensation represents vested and non-vested common stock granted to directors and employees for their services as well as to non-employees. The Company calculates stock-based compensation expense for the award based on its fair value on the grant date and recognizes it on an accelerated basis over the vesting period. The Company assumes that all non-vested shares will vest. The Company accounts for forfeitures when incurred.

(z)	Earnings (Losses) per Share

Basic earnings (losses) per common share are computed by dividing net income (loss) available to Seanergy’s shareholders by the weighted average number of common shares outstanding during the period. Unvested shares granted under the Company’s incentive plan, or other, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes, using the two-class method. Diluted earnings (losses) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants and shares issued under the Equity Incentive Plan. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible notes. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

(aa)	Segment Reporting

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

(ab)	Fair Value Measurements

The Company follows the provisions of ASC 820, Fair Value Measurement, which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(ac)	Debt Modifications and Extinguishments

Costs associated with new loans or debt modifications, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Costs paid directly to third parties are expensed as incurred. Deferred financing costs are presented as a deduction from the corresponding liability. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. In particular, ASC 470-50-40-2 indicates that for extinguishments of debt, the difference between the reacquisition price and the net carrying amount of the extinguished debt (which includes any deferred debt issuance costs) should be recognized as a gain or loss when the debt is extinguished and identified as a separate item.

(ad)	Convertible Notes and related Beneficial Conversion Features

The convertible notes were accounted for in accordance with ASC 470-20 “Debt with Conversion and Other Options” until December 31, 2021. Under the provisions of ASC 470-20, the terms of each convertible note included an embedded conversion feature which provided for a conversion at the option of the holder into shares of common stock at a predetermined rate.  The Company determined that the conversion features were beneficial conversion features (“BCF”) pursuant to ASC 470-20. The Company considered the BCF guidance only after determining that the features did not need to be bifurcated under ASC 815 “Derivatives and Hedging” or separately accounted for under the cash conversion literature of ASC 470-20. Accounting for an embedded BCF in a convertible instrument under ASC 470-20 required that the BCF be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of the BCF to additional paid-in capital, resulting in a discount on the convertible instrument. As from January, 1, 2022, the Company follows the provisions of No. 2020-06 (see below under Recent Accounting Pronouncements Adopted).

(ae)	Going Concern

In August 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern. ASU No. 2014-15 provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and on related required footnote disclosures.  For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued.

At December 31, 2022, the Company had a working capital deficit of $33,006, which include liabilities amounting to $12,688 relating to cash deposit received from United for sale of vessels and an amount of $2,232 relating to pre-collected revenue and are included in liability from contract with related party and deferred revenue, respectively, in the accompanying consolidated balance sheets. Those amounts represent current liabilities that do not require future cash settlement. For the year ended December 31, 2022, the Company realized a net income of $17,239 and generated cash flow from operations of $37,286. The Company believes it has the ability to continue as a going concern over the next twelve months following the date of the issuance of these financial statements and finance its obligations as they come due via cash from operations and through refinancing its existing loan agreements (Note 16).

Consequently, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

(af)	Derivatives - Forward Freight Agreements

From time to time, the Company may take positions in derivative instruments including forward freight agreements, or FFAs. Generally, FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. The FFAs are not intended to serve as an economic hedge for the Company’s vessels that are being chartered in the spot market, but are assumed across all dry bulk vessel sectors based on the Company’s views of the underlying markets and short-term outlook. The Company measures the fair value of all open positions at each reporting date on this basis (Level 1). There were no open positions as of December 31, 2022 and 2021. The Company’s FFAs do not qualify for hedge accounting and therefore gains or losses are recognized in the consolidated statements of operations under “Gain on forward freight agreements, net” and in the consolidated statements of cash flows in changes in operating assets and liabilities.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(ag)	Share and warrant repurchases

The Company records the repurchase of its common shares and warrants at cost. The Company’s common shares repurchased for retirement are immediately cancelled and the Company’s common stock is accordingly reduced. Any excess of the cost of the shares over their par value is allocated in additional paid-in capital, in accordance with ASC 505-30-30, Treasury Stock. For warrants repurchased, if the instrument is classified as equity, any cash paid in the settlement is recorded as an offset to additional paid-in capital. The Company’s warrants are all classified as equity.

(ah)	Non-monetary transactions

Under ASC “845-10-30-10 Nonmonetary Transactions, Nonreciprocal Transfers with Owners” and ASC 505-60 “Spinoffs and Reverse Spinoffs”, a pro-rata spin-off of a consolidated subsidiary or equity method investee that meets the definition of a business under ASC 805 Business Combinations (ASC 805) is recognized at the carrying amount (after reduction, if applicable, of impairment) of the nonmonetary assets distributed within equity and no gain or loss is recognized. If the pro-rata spin-off of a consolidated subsidiary or equity method investee does not meet the definition of a business under ASC 805, the nonreciprocal transfer of nonmonetary assets is accounted for at fair value, if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution, and the spinnor recognizes a gain or loss for the difference between the fair value and book value of the spinnee. A transaction is considered pro rata if each owner receives an ownership interest in the transferee in proportion to its existing ownership interest in the transferor (even if the transferor retains an ownership interest in the transferee). In accordance with ASC 805, if substantially all of the fair value of the gross assets distributed in a spin-off are concentrated in a single identifiable asset or group of similar identifiable assets, then the spin-off of a consolidated subsidiary does not meet the definition of a business. The Company evaluated the spin-off (Note 3) and concluded that it was a pro rata distribution to the owners of the Company of shares of a consolidated subsidiary that does not meet the definition of a business under ASC 805, as the fair value of the gross assets contributed to United was concentrated in a group of similar identifiable assets, the vessel. The Company also assessed that the fair value of the nonmonetary assets transferred to United was objectively measurable and clearly realizable to the transferor in an outright sale at or near the time of the distribution, and thus the Spin-off was measured at fair value and a gain for the difference between the fair value and book value of the assets contributed to United was recognized.

Recent Accounting Pronouncements Adopted

On January 1, 2022, the Company adopted ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. The ASU reduces the number of accounting models for convertible debt instruments by eliminating the cash conversion model. As compared with current U.S. GAAP, more convertible debt instruments will be reported as a single liability instrument and the interest rate of more convertible debt instruments will be closer to the coupon interest rate. The ASU also aligns the consistency of diluted Earnings Per Share ("EPS") calculations for convertible instruments by requiring that (1) an entity use the if-converted method and (2) share settlement be included in the diluted EPS calculation for both convertible instruments and equity contracts when those contracts include an option of cash settlement or share settlement. The Company adopted ASU 2020-06 using the modified retrospective approach, and recorded a cumulative-effect adjustment resulting to a reduction of $10,216 to the beginning balance of accumulated deficit, $21,165 of Additional paid-in capital and an increase of the Convertible notes of $10,949 (Note 8), respectively.

On January 1, 2022, the Company adopted ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The ASU addresses the diversity in practice in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after modification or exchange. Under the guidance, an issuer determines the accounting for the modification or exchange based on whether the transaction was done to issue equity, to issue or modify debt or for other reasons. The guidance is applied prospectively to all modifications or exchanges that occur on or after the date of adoption. The adoption of ASU No. 2021-04 did not have a material effect in the Company’s consolidated financial statements and disclosures.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On January 1, 2022, the Company adopted ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. The adoption of ASU No. 2021-05 did not have a material effect in the Company’s consolidated financial statements and disclosures.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-4, Reference Rate Reform (Topic 848) (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of the London Interbank Offered Rate (LIBOR) as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. In addition, in January 2021, the FASB issued another ASU (ASU No. 2021-01) with respect to the Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2024. Following the deferral of the sunset date of topic 848, as amended by ASU 2022-06. There was no material impact to the Company's consolidated financial statements as of December 31, 2022.

There are no other recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s consolidated financial statements in the current or any future periods.

3.	Transactions with Related Parties

On July 6, 2022, the Company announced that it completed the spin-off of its previously wholly-owned subsidiary, United, effective July 5, 2022 (the “Spin-Off”). The Company’s shareholders received one United common share for every 11.8 common shares of Seanergy held at the close of business on June 28, 2022, so that such holders maintained the same proportionate interest in the Parent and in United both immediately before and immediately after the Spin-Off. In addition, the holder of all of Seanergy’s issued and outstanding Series B preferred shares received 40,000 of United’s Series B Preferred Shares par value $0.0001 (the “Series B Preferred Shares”).

On July 5, 2022, Seanergy entered into a Contribution and Conveyance Agreement with United. Pursuant to the Contribution and Conveyance Agreement, Seanergy, immediately prior to the Spin-Off, contributed (i) all of the Predecessor’s shares to United as a capital contribution, and (ii) an aggregate of $5,000 in cash as working capital, in exchange for the issuance of 5,000 of United’s 6.5% Series C Cumulative Convertible Preferred Shares (“Series C Preferred Shares”) to Seanergy, the cancellation of the 500 registered shares of United, then outstanding, and the issuance of 1,512,004 common shares of United to Seanergy and 40,000 of United’s Series B Preferred Shares to the holder of all Seanergy’s issued and outstanding Series B preferred shares (together, the “Distribution Shares”). Seanergy distributed the Distribution Shares to its shareholders on a pro rata basis as a special dividend. Additionally, Seanergy agreed to indemnify United for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the Gloriuship prior to the effective date of the Spin-Off.

On July 5, 2022, Seanergy entered into a Right of First Refusal Agreement with United. Pursuant to the agreement, Seanergy has a right of first refusal with respect to any opportunity available to United to sell, acquire or charter-in any Capesize vessel as well as with respect to chartering opportunities, other than short-term charters with a term of 13 months or less, available to United for Capesize vessels. In addition, United has a right of first offer with respect to any vessel sales by Seanergy. Upon a change of control of United or Seanergy occurring, such rights terminate immediately.

As detailed in Note 2(ah), the  Company evaluated the Spin-Off under ASC 505-60 Spinoffs and Reverse Spinoffs, ASC 805 Business Combinations, referring to the definition of a business, and ASC 845-10-30-10 Nonreciprocal Transfers with Owners and concluded that the transaction is a pro rata spin-off of a consolidated subsidiary that does not meet the definition of a business under ASC 805, thus the transaction was accounted as a nonreciprocal transfer with owners at fair value, since the criteria imposed by ASC 845 were met. The aggregate fair value of $18,500 of the vessel contributed to the United was determined through Level 2 inputs of the fair value hierarchy by taking into consideration two third party valuations obtained for the vessel. The fair value of other assets contributed to the United, comprising the value of the time charter attached amounted to $308 for the Gloriuship which was accounted for, using the current time charter rates at the time of the Spin-off. The fair value of liabilities assumed, comprised loan and loan related fees amounted to $5,080. The net assets of $13,728 have been recorded as dividends in the accompanying consolidated balance sheets.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
During the year ended December 31, 2022, “Gain on Spin-off of United Maritime Corporation” amounted to $2,800 represents the difference between the fair value of the assets contributed (i.e., the vessel and the attached time charter) and their carrying value. Carrying value consisting of vessel cost amounted to $12,902, unamortized deferred charges amounted to $3,058 and other costs amounted to $48.

On July 26, 2022, United issued 5,000 additional Series C Preferred Shares to Seanergy in exchange for $5,000 cash.

On November 28, 2022, United redeemed its outstanding 10,000 Series C Preferred Shares held by Seanergy at a price equal to 105% of the original issue price, resulting in a cash inflow of $10,500. Dividends received in respect with the Series C Preferred Shares amounted to $243 and the difference between the redemption price and the original price of Series C preferred Shares amounted to $500 and are included in “Interest and other income” in the accompanying statement of operations.

Management Agreements:

On July 5, 2022, Seanergy entered into a master management agreement with United for the provision of technical, administrative, commercial, brokerage and certain other services. Certain of these services are being subcontracted to or contracted directly with Seanergy’s wholly owned subsidiaries, Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”) and Seanergy Management Corp. (“Seanergy Management”). In consideration of Seanergy providing such services, United pays a fixed administration fee of $0.3 per vessel per day to Seanergy.

Seanergy Shipmanagement entered into an agreement with the Predecessor for arranging (directly or by subcontracting) for the crewing of the Gloriuship, the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling for the vessel. Pursuant to the management agreement, a fixed management fee of $14 per month is payable to Seanergy Shipmanagement for such services.

Seanergy Management entered into a commercial management agreement with United pursuant to which Seanergy Management acts as agent for United’s subsidiaries (directly or through subcontracting) for the commercial management of their vessels, including chartering, monitoring thereof, freight collection, and sale and purchase and has agreed to pay to Seanergy Management a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of United’s vessels, except for any vessels that are chartered-out to Seanergy. Seanergy Management also earns a fee equal to 1% of the contract price of any vessel bought or sold by them on United’s behalf, except for any vessels bought or sold from or to Seanergy, or in respect of any vessel sale relating to a sale and leaseback transaction.

During the year ended December 31, 2022, fees charged from Seanergy to United in relation to the above-mentioned services amounted to $2,391 and are included in “Fees from related parties” in the accompanying statement of operations.

As of December 31, 2022, balance due from United amounted to $829 and is included in “Due from related parties” in the accompanying consolidated balance sheet.

On December 27, 2022, Seanergy entered into two memoranda of agreement to sell two Capesize vessels to United for an aggregate purchase price of $36,250 (Notes 6 and 16). On December 28, 2022, the company received an advance of $12,688 in cash, according to the terms of the agreements, which is separately presented as “Liability from contract with related party” in the accompanying consolidated balance sheet.

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

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	26,027	41,496
Restricted cash	1,650	1,180
Restricted cash, non-current	4,800	2,950
Cash and cash equivalents and restricted cash	32,477	45,626

Restricted cash as of December 31, 2022 includes $2,000 of minimum liquidity requirements as per the June 2022 Piraeus Bank Loan Facility (Note 7), $1,300 of minimum liquidity requirements as per the October 2022 Danish Ship Finance Loan Facility, $500 of minimum liquidity requirements as per the August 2021 Alpha Bank Loan Facility (Note 7), $500 of minimum liquidity requirements as per the June 2022 Alpha Bank Loan Facility (Note 7), $500 of minimum liquidity requirements as per the December 2022 Alpha Bank Loan Facility (Note 7), $1,600 of minimum liquidity requirement as per the Championship Cargill Sale and Leaseback (Note 7) and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, as of December 31, 2022, of $10,700 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents”.

Restricted cash as of December 31, 2021 includes $850 of minimum liquidity requirements as per the Piraeus Bank Loan Facility (Note 7), $500 of minimum liquidity requirements as per the February 2019 ATB Loan Facility (Note 7), $500 of minimum liquidity requirements as per the August 2021 Alpha Bank Loan Facility (Note 7), $1,600 of minimum liquidity requirement as per the Championship Cargill Sale and Leaseback (Note 7), $630 in a dry-docking reserve account as per the February 2019 ATB Loan Facility and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. The restricted cash amount that relates to the February 2019 ATB Loan Facility was classified as current due to the fact that the respective facility was repayable within the year ending December 31, 2022 (Note 7). Minimum liquidity, not legally restricted, as of December 31, 2021, of $7,100 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents”.

5.	Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2022	December 31, 2021
Bunkers	392	-
Lubricants	1,603	1,448
Total	1,995	1,448

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
6.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2022	December 31, 2021
Cost:
Beginning balance	488,049	307,870
- Additions	71,224	197,306
- Vessel contributed to United Maritime Corporation	(17,948)	-
- Transfer to “Assets held for Sale”	(29,809)	-
- Disposals	-	(17,127)
Ending balance	511,516	488,049

Accumulated depreciation:
Beginning balance	(61,987)	(51,133)
- Depreciation for the period	(23,294)	(17,076)
- Vessel contributed to United Maritime Corporation	5,046	-
- Transfer to “Asset held for Sale”	2,852	-
- Disposals	-	6,222
Ending balance	(77,383)	(61,987)

Net book value	434,133	426,062

Vessel contribution

On July 6, 2022, the Company contributed the Predecessor and the Gloriuship to United (Note 3).

Acquisitions

On November 9, 2022, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Paroship, for a gross purchase price of $31,000. The vessel was delivered to the Company on December 27, 2022. The acquisition of the vessel was financed with cash on hand and through the December 2022 Alpha Bank Loan (Note 7).

On May 25, 2022, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Honorship, for a gross purchase price of $34,600. The vessel was delivered to the Company on June 27, 2022. The acquisition of the vessel was financed with cash on hand and through the June 2022 Piraeus Bank Loan Facility (Note 7).

On October 5, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Dukeship, for a gross purchase price of $34,300. The vessel was delivered to the Company on November 26, 2021. The acquisition of the vessel was financed with cash on hand at the time of delivery and subsequently through the June 2022 Alpha Bank Loan Facility (Note 7).

On June 22, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Friendship, for a gross purchase price of $24,600. The vessel was delivered to the Company on July 27, 2021. The acquisition of the vessel was financed with cash on hand at the time of delivery and subsequently through the August 2021 Alpha Bank Loan Facility (Note 7).

On May 17, 2021, the Company entered into an agreement with unaffiliated third parties for the purchase of a secondhand Capesize vessel, the Worldship, for a gross purchase price of $33,700. The vessel was delivered to the Company on August 30, 2021. The acquisition of the vessel was financed with cash on hand at the time of delivery and subsequently through the November 2021 Piraeus Bank Loan Facility (Note 7).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On March 19, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Hellasship, for a gross purchase price of $28,600. The vessel was delivered to the Company on May 6, 2021. The acquisition of the vessel was financed with cash on hand at the time of delivery and subsequently through the CMBFL Sale and Leaseback (Note 7).

On March 11, 2021, the Company entered into an agreement with unaffiliated third parties for the purchase of a secondhand Capesize vessel, the Patriotship, for a gross purchase price of $26,600. The vessel was delivered to the Company on June 1, 2021. The acquisition of the vessel was financed with cash on hand at the time of delivery and subsequently through the CMBFL Sale and Leaseback (Note 7).

On March 10, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Flagship, for a gross purchase price of $28,385. The vessel was delivered to the Company on May 6, 2021. The acquisition of the vessel was financed with cash on hand at the time of delivery and subsequently through the Flagship Cargill Sale and Leaseback (Note 7).

On February 12, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Tradership, for a gross purchase price of $17,000. The vessel was delivered to the Company on June 9, 2021. The acquisition of the vessel was financed with cash on hand at the time of delivery and subsequently through the ABB Loan Facility (Note 7).

During the years ended December 31, 2022 and 2021, amounts of $5,624 and $4,121, respectively, of improvements were capitalized that concern improvements on vessels performance and meeting environmental standards mainly due to installation of ballast water treatment systems and other energy saving devices. The cost of these additions was accounted as major improvement and were capitalized over the vessels’ cost and will be depreciated over the remaining useful life of each vessel. Amounts paid for the additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statement of cash flows.

As of December 31, 2022, all vessels, except for the Knightship, the Championship, the Flagship, the Partnership, the Hellasship and the Patriotship that are financed through other financial liabilities (sale and leaseback agreements where the lessors hold the title to the assets), are mortgaged to secure loans of the Company (Note 7).

Assets held for sale

On December 27, 2022, the Company entered into an agreement with United for the sale of a secondhand Capesize vessel, the Goodship, for a gross purchase price of $17,500. The vessel was delivered to her new owners on February 10, 2023 (Note 16). As of December 31, 2022, the vessel along with the associated inventories were classified in current assets as “Assets held for sale” in the consolidated balance sheet, according to the provisions of ASC 360, as all the criteria for this classification were met. The specific vessel was not impaired as of December 31, 2022, since its carrying amount plus unamortized dry-dock costs as at the balance sheet date was lower than its sale price less cost to sell. As of December 31, 2022, an advance payment of $6,125 was received in cash (Note 3) according to the terms of the agreement, which is separately presented as “Liability from contract with related party” in the consolidated balance sheet.

On December 27, 2022, the Company entered into an agreement with United for the sale of a secondhand Capesize vessel, the Tradership, for a gross purchase price of $18,750. The vessel was delivered to her new owners on February 28, 2023 (Note 16). As of December 31, 2022, the vessel along with the associated inventories were classified in current assets as “Assets held for sale” in the consolidated balance sheet, according to the provisions of ASC 360, as all the criteria for this classification were met. The specific vessel was not impaired as of December 31, 2022, since its carrying amount plus unamortized dry-dock costs as at the balance sheet date was lower than its sale price less cost to sell. As of December 31, 2022, an advance payment of $6,563 was received in cash (Note 3) according to the terms of the agreement, which is separately presented as “Liability from contract with related party” in the consolidated balance sheet.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Gain on sale of vessel, net

On June 30, 2021, the Company entered into an agreement with an unaffiliated third party for the sale of the Leadership for a gross sale price of $12,600. The vessel was delivered to her new owners on September 30, 2021. A gain on sale of vessel net of sale expenses amounting to $697 was recognized in the consolidated statement of operations and was presented as “Gain on vessel sale, net” in the consolidated statement of operations.

7.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2022	December 31, 2021
Long-term debt and other financial liabilities	235,603	218,551
Less: Deferred financing costs and debt discounts	(3,727)	(3,377)
Total	231,876	215,174
Less - current portion	(35,051)	(68,473)
Long-term portion	196,825	146,701

Debt related to assets held for sale	13,100	-
Less: Deferred financing costs	(110)	-
Total	12,990	-

Total debt net of deferred financing costs and debt discounts	244,866	215,174

Senior long-term debt

New Loan Facilities during the year ended December 31, 2022

June 2022 Alpha Bank Loan Facility

On June 21, 2022, the Company entered into a facility agreement with Alpha Bank S.A. for a $21,000 term loan secured by the Dukeship. The loan bears interest of SOFR plus a margin of 2.95% and the term is four years. The repayment schedule comprises four quarterly installments of $1,000 followed by twelve quarterly installments of $500 and a final balloon of $11,000 payable together with the sixteenth installment. In addition, the Company is required to maintain a security cover ratio (as defined therein) not less than 125%. The borrower is required to maintain minimum liquidity of $500 in its operating account. The June 2022 Alpha Bank Loan Facility is cross collateralized with the August 2021 Alpha Bank Loan Facility discussed below. As of December 31, 2022, the amount outstanding under the facility was $19,000.

June 2022 Piraeus Bank Loan Facility

On June 22, 2022, the Company entered into a facility agreement with Piraeus Bank S.A. for a $38,000 sustainability-linked loan for the purpose of (i) refinancing the existing November 2021 Piraeus Bank Loan Facility, which was secured by the Worldship and (ii) partly financing the acquisition cost of the Honorship. The loan bears interest of LIBOR plus a margin of 3.00% which can be decreased by up to 0.10% upon meeting certain emission reduction targets during the term of the facility. The term is five years and the repayment schedule comprises four quarterly installments of $2,000, followed by two quarterly installments of $1,500, followed by fourteen quarterly installments of $750 and a final balloon of $16,500 payable together with the final installment. The Company is required to maintain a leverage ratio, as defined in the loan agreement, that will not be higher than 85% until the maturity. The borrowers are required to maintain an aggregate minimum liquidity of $2,000 in their earnings account. In addition, the borrowers shall maintain a security cover ratio (as defined therein) of not less than 125% until December 24, 2023 and 130% thereafter until the maturity of the loan. The June 2022 Piraeus Bank Loan Facility was assessed based on provisions of ASC 470-50 and was treated as debt modification.  As of December 31, 2022, the amount outstanding under the facility was $34,000.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
October 2022 Danish Ship Finance Loan Facility

On October 10, 2022, the Company entered into a facility agreement with Danish Shipping Finance A/S for a $28,000 term loan for the purpose of refinancing the existing UniCredit Bank Loan Facility, which was secured by the Premiership and the Fellowship. The October 2022 Danish Ship Finance Loan Facility is divided in two equal tranches, bears interest of SOFR plus a margin of 2.50% and has a term of five years. The repayment schedule of each tranche comprises six quarterly installments of $780 followed by fourteen quarterly installments of $518 and a final balloon of $2,100 payable together with the twentieth installment. In addition, the Company is required to maintain a security cover ratio (as defined therein) of not less than 133%, at any time when the corporate leverage ratio (as defined therein) is equal to or less than 65%. If the corporate leverage ratio is higher than 65%, the Company is required to maintain a security cover (as defined therein) of not less than 143%. The Company is required to maintain a leverage ratio (as defined therein), that will not be higher than 85% until June 29, 2023 and 70% thereafter until the maturity of the loan. Each borrower is required to maintain minimum liquidity of $650 in its retention account. As of December 31, 2022, the amount outstanding under the facility was $28,000.

December 2022 Alpha Bank Loan Facility

On December 15, 2022, the Company entered into a facility agreement with Alpha Bank S.A. for a $16,500 term loan for the purpose of partly financing the acquisition cost of the Paroship. The interest rate of the facility is equal to term SOFR plus a margin of 2.90% and the term is four years. The repayment schedule comprises four quarterly installments of $525 followed by twelve quarterly installments of $400 and a final balloon of $9,600 payable together with the sixteenth installment. In addition, the Company is required to maintain a security requirement (as defined therein) of not less than 125%. The borrower is required to maintain minimum liquidity of $500 in its operating account. As of December 31, 2022, the amount outstanding under the facility was $16,500.
Loan Facilities amended during the year ended December 31, 2022

August 2021 Alpha Bank Loan Facility

On August 9, 2021, the Company entered into a facility agreement with Alpha Bank S.A. for a $44,120 term loan for the purpose of (i) refinancing the May 2021 Alpha Bank loan facility which was secured by the Leadership, the Squireship and the Lordship and (ii) financing the previously unencumbered Friendship. The loan is divided into two tranches as follows: Tranche A, secured by and corresponding to the Squireship and the Lordship and Tranche B, secured by and corresponding to the Friendship. The applicable interest rate is LIBOR plus a margin of 3.5% and LIBOR plus a margin of 3.25%, for Tranche A and Tranche B respectively. Tranche A matures on May 21, 2025, and Tranche B on August 11, 2025. Tranche A will be repaid through four quarterly installments of $1,250, followed by four quarterly installments of $1,040, followed by eight quarterly installments of $875 and a balloon of $14,960 payable together with the last installment. Tranche B will be repaid through four quarterly installments of $700 followed by twelve quarterly installments of $375 and a balloon of $5,700 payable together with the last installment. Each of the borrowers owning the Squireship and the Lordship are required to maintain average quarterly minimum free liquidity of $500, whereas the borrower owning the Friendship is required to maintain $500 at all times. In addition, the borrowers shall ensure that the market value of the vessels plus any additional security shall not be less than 125% of the aggregate outstanding loan amount. On June 30, 2022, the Company entered into a supplemental agreement to the facility pursuant to which, the August 2021 Alpha Bank Loan Facility was cross collateralized with the June 2022 Alpha Bank Loan Facility. The facility agreement was assessed based on provisions of ASC 470-50 and was treated as debt modification of the May 2021 Alpha Bank Loan Facility. As of December 31, 2022, the amount outstanding under the facility was $33,865.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Pre - Existing Loan Facilities

ABB Loan Facility

On April 22, 2021, the Company entered into a facility agreement with Aegean Baltic Bank S.A. for a $15,500 term loan for the financing of the Goodship and the Tradership. The loan is divided into two tranches: (i) Tranche A of $7,500 for the Goodship, drawn down on April 26, 2021, and (ii) Tranche B of $8,000 for the Tradership, drawn down on June 14, 2021. The loan bears interest of LIBOR plus a margin of 4%. Tranche A is repayable in 18 quarterly installments of $200 each, with the last installment, together with a balloon installment of $3,900, payable in October 2025. Tranche B is repayable in 18 quarterly installments of $200 each, with the last installment, together with a balloon installment of $4,400, payable in December 2025. The Company is required to maintain a corporate leverage ratio (as defined in the facility agreement), that will not be higher than 85% until the maturity. Each borrower is required to maintain minimum liquidity of $300 in its earnings account. In addition, the borrowers shall ensure that the market value of the vessels plus any additional security shall not be less than 130% of the aggregate outstanding loan amount. As of December 31, 2022, the amount outstanding under the facility was $13,100 and is presented under Long-term debt related to vessels held for sale following the Company’s decision to sell the Goodship and the Tradership (Note 16).

Sinopac Loan Facility

On December 20, 2021, the Company entered into a $15,000 loan facility with Sinopac Capital International (HK) Limited to refinance the Tranche B of the July 2020 Entrust Facility secured by, inter alia, the Geniuship. The interest rate is LIBOR plus a margin of 3.5%. The principal will be repaid over a five-year term, through four quarterly installments of $530 followed by 16 quarterly installments of $385 and a final balloon payment of $6,720 payable together with the last installment. The borrower is required to ensure that the market value of the vessel plus any additional security shall be not less than 130% of the aggregate outstanding loan amount. As of December 31, 2022, the amount outstanding under the facility was $12,880.

As of December 31, 2022, each of the facilities mentioned above was secured by a first priority mortgage over the respective vessel, general assignments covering the respective vessel’s earnings, charter parties, insurances and requisition compensation, account pledge agreements covering the vessel’s earnings accounts, technical and commercial managers’ undertakings, pledge agreements covering the shares of the applicable vessel-owning subsidiaries and a corporate guarantee by the Company. In addition, certain of these loan facilities were secured by specific charterparty assignments, for charterparties exceeding 12 or 13 months in duration and hedging assignment agreements.

Loan Facilities repaid during the years ended December 31, 2022, 2021 and 2020

November 2021 Piraeus Bank Loan Facility

On November 12, 2021, the Company entered into a $16,850 sustainability-linked loan facility with Piraeus Bank S.A. to finance part of the acquisition cost of the Worldship. The interest rate was LIBOR plus a margin of 3.05%, which could be decreased to 2.95% based on certain emission reduction thresholds (as described therein). The principal was scheduled to be repaid over a five-year term, through four installments of $1,000, followed by two installments of $750, followed by 14 installments of $375, followed by a balloon of $6,100 payable together with the last installment. The Company was required to maintain a corporate leverage ratio (as defined therein), not higher than 85% until maturity. The borrower was required to maintain minimum liquidity of $850 in its earnings account. In addition, the borrower was required to ensure that the market value of the vessel plus any additional security would not be less than 130% of the aggregate outstanding loan amount. On June 22, 2022, the Company refinanced the facility using the proceeds from the June 2022 Piraeus Bank Loan Facility.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Leader Alpha Bank Loan Facility

On March 6, 2015, the Company entered into a loan agreement with Alpha Bank S.A., for a secured loan facility in an amount of $8,750. The loan was used to partially finance the acquisition of the Leadership. The interest rate of the facility was equal to LIBOR plus a margin of 3.75%. On March 17, 2020, the Company entered into a fifth supplemental agreement with Alpha Bank S.A. regarding the subject facility. Pursuant to the terms of the supplemental agreement: (i) the maturity date was extended from March 18, 2020, to December 31, 2022, (ii) the repayment of the facility would be made by eleven consecutive quarterly repayments of $250 each followed by a balloon installment of $2,303 to be made on the maturity date, and (iii) several of its financial covenants were amended or waived. An amendment fee of $50 was paid in respect of the fifth supplemental agreement. The fifth supplemental agreement was assessed based on provisions of ASC 470-50 and was treated as debt modification. The subject facility was refinanced in full on May 20, 2021, using part of the proceeds from the May 2021 Alpha Bank Loan Facility.

HCOB Loan Facility

On September 1, 2015, the Company entered into a loan agreement with Hamburg Commercial Bank AG (formerly HSH Nordbank AG), or HCOB, for a secured loan facility of $44,430. The loan was fully drawn down in 2015, was used to partially finance the acquisition of the Geniuship and the Gloriuship and had an original final maturity date of June 30, 2020. The interest rate of the facility was equal to LIBOR plus a margin of 3.75%. On June 26, 2020, the Company entered into a settlement agreement with HCOB. Pursuant to the terms of the settlement agreement, the Company, in order to fully settle its obligations under the loan agreement was required to pay a total amount of $23,500 out of the then outstanding amount of the loan agreement of $29,056 until July 31, 2020. On July 17, 2020, the Company settled the full amount of the HCOB Loan Facility through a $23,500 payment with the funds obtained from the proceeds of the July 2020 Entrust Facility and cash on hand, following which all securities created in favor of HCOB were irrevocably and unconditionally released. As a result, the Company recognized a gain of $5,144 and is presented in Gain on debt refinancing. The settlement agreement was assessed based on provisions of ASC 470-60 and was treated as troubled debt restructuring.

Squire Alpha Bank Loan Facility

On November 4, 2015, the Company entered into a loan agreement with Alpha Bank S.A., for a secured loan facility of $33,750. The loan was used to partially finance the acquisition of the Squireship. The interest rate of the facility was equal to LIBOR plus a margin of 3.50%. On March 31, 2020, the Company entered into a fourth supplemental agreement with Alpha Bank S.A. regarding the subject facility. Pursuant to the terms of the supplemental agreement: (i) the maturity date was extended from November 10, 2021 to December 31, 2022, (ii) the repayment of the facility would be made by two prepayments of $500 each on August 26, 2020 and October 1, 2020 as well as eleven consecutive quarterly repayments of $919 each followed by a balloon installment of $14,975 to be made on the maturity date, and (iii) several of its financial covenants were amended or waived. An amendment fee of $75 was paid in respect of the fourth supplemental agreement. The fourth supplemental agreement was assessed based on provisions of ASC 470-50 and was treated as debt modification. The subject facility was refinanced in full on May 20, 2021, using part of the proceeds from the May 2021 Alpha Bank Loan Facility.

Entrust Loan Facility

On June 11, 2018, the Company entered into a $24,500 loan agreement with certain Blue Ocean maritime lending funds managed by EnTrust Permal as lenders and Wilmington Trust, National Association as facility and security agent, respectively, for the purpose of refinancing the outstanding indebtedness under a previous loan facility with Northern Shipping Fund, of NSF. The facility was expiring on June 13, 2023, or on June 13, 2025, subject to certain conditions, and had a balloon installment of $15,300 or $9,500 due at maturity, assuming a maturity date in June 2023 or in June 2025, respectively. The weighted average all-in interest rate was equal to 11.4% or 11.2% assuming a maturity date in June 2023 or in June 2025, respectively.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On July 15, 2020, the Company entered into an amendment and restatement of the $24,500 loan agreement mentioned above. The amended and restated facility is hereunder referred to as the “Entrust Loan Facility”. Pursuant to the terms of the Entrust Loan Facility (i) Wilmington Trust, National Association resigned as facility agent and security agent and Lucid Agency Services Limited and Lucid Trustee Services Limited were appointed as successor facility agent and security agent, respectively and (ii) the facility was cross-collateralized with the July 2020 Entrust Facility. The original terms and securities of the subject facility agreement were not otherwise altered by the amendment and restatement. The amendment and restatement of the agreement was assessed based on provisions of ASC 470-50 and was treated as debt modification. On March 5, 2021, the Company repaid the full balance of the Entrust Loan Facility and all securities created to cross-collateralize the Entrust Loan Facility with the July 2020 Entrust Facility were irrevocably and unconditionally released. As of December 31, 2021, an amount of $438 was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss in extinguishment of debt” in the consolidated statement of operations.

UniCredit Bank Loan Facility

On September 11, 2015, the Company entered into a facility agreement with UniCredit Bank AG, for a secured loan facility of $52,705 to partially finance the acquisition of the Premiership, Gladiatorship and Guardianship. On November 22, 2018 following the sale of the Gladiatorship and Guardianship, the Company entered into an amendment and restatement of the facility in order to (i) release the respective vessel-owning subsidiaries of the Gladiatorship and the Guardianship as borrowers and (ii) include as replacement borrower the vessel-owning subsidiary of the Fellowship. On July 3, 2019, the Company entered into a supplemental agreement pursuant to which: (i) $2,208 of installments originally falling due within 2019 were deferred to the balloon installment on December 28, 2020, (ii) the applicable margin was increased from 3.20% to 4.20% with effect from March 26, 2019 until December 27, 2019 inclusive and reinstated to the original levels subsequently and (iii) the requirement for each borrower to hold minimum liquidity of $500 cash was cancelled. On February 8, 2021, the Company entered into a supplemental agreement to the facility pursuant to which: (i) the quarterly installments were reduced from $1,550 to $1,200, effective as of the December 2020 installment, (ii) the applicable margin was increased from 3.2% to 3.5% with effect as of December 29, 2020 until the maturity of the facility, (iii) the maturity of the loan was extended to December 29, 2022 from December 29, 2020 initially, and (iv) several of its financial covenants were waived with retrospective effect from June 2020 onwards. On October 13, 2022, the facility was refinanced in full by the October 2022 Danish Ship Finance Loan Facility.

February 2019 ATB Loan Facility

On February 13, 2019, the Company entered into a new loan facility with ATB, or the February 2019 ATB Loan Facility, in order to (i) refinancing the existing indebtedness over the Partnership under the May 2017 ATB Loan Facility and (ii) financing of installation of open loop scrubber systems on the Squireship and Premiership. The interest rate of the facility was equal to LIBOR plus a margin of 4.65%. The February 2019 ATB Loan Facility was divided in Tranche A, relating to the refinancing of the Partnership, and Tranches B and C for the financing of the scrubber systems on the Squireship and the Premiership, respectively. Pursuant to the terms of the facility, Tranche A was repayable in sixteen equal quarterly installments being $200 each and a balloon payment of $13,190 payable on November 27, 2022 and each of Tranche B and C was repayable in twelve quarterly installments of $189.8 until August 26, 2022. On February 12, 2021, the Company entered into a supplemental agreement to the facility to amend several of its financial covenants. On December 9, 2021, the Company entered into a supplemental letter to the facility pursuant to which: the lender (i) provided its consent for the prepayment of the Third JDH Note secured by the Partnership which was subject to an intercreditor agreement entered into between the Company, ATB and the holder of the convertible note, (ii) waived a breach of the borrower concerning the repayment of certain subordinated liabilities (as defined therein) in the amount of $1,080 and (iii) waived the borrower’s obligation to make an additional repayment (as defined therein) in the amount of $1,080. An amendment fee of $50 was paid in respect of the supplemental letter. On February 28, 2022, the outstanding balance of $15,129 was repaid in full with cash on hand and subsequently refinanced by the Chugoku Bank Sale and Leaseback.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
July 2020 Entrust Facility

On July 15, 2020, the Company entered into a secured loan facility of $22,500 with Lucid Agency Services Limited and Lucid Trustee Services Limited, as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders, the proceeds of which were used for the settlement of the HCOB Loan Facility. The interest rate of the facility was equal to a fixed rate of 10.50% The Company drew down the $22,500 on July 16, 2020. In addition, the July 2020 Entrust Facility was cross collateralized with an existing loan facility which was then secured by the Lordship. The cross-collateral security structure was released following the full prepayment of the loan facility that was subsequently financed by the May 2021 Alpha Bank Loan Facility. On December 20, 2021, the Company repaid the balance of $14,618 related to Tranche B secured by the Geniuship. On the date of repayment, $438 of unamortized debt discounts were written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”. The outstanding balance of the loan, amounting to $4,950, was transferred to United following completion of the Spin-Off.

May 2021 Alpha Bank Loan Facility

On May 20, 2021, the Company entered into a facility agreement with Alpha Bank S.A. for a $37,450 term loan for (i) the refinancing of the Leader Alpha Bank Loan Facility and the Squire Alpha Bank Loan Facility with an aggregate outstanding of $25,459, and (ii) partial financing of the previously unencumbered Lordship. The facility was divided in two tranches: (i) Tranche A of $25,450 for the refinancing of the two previous facilities and (ii) Tranche B of $12,000 for general corporate purposes. The loan bore interest of LIBOR plus a margin of 3.5%. The facility was repayable in 4 quarterly installments of $1,500, followed by 4 quarterly installments of $1,250, together with an interim balloon installment of $4,500 payable concurrently with the 8th repayment installment, followed by 8 quarterly installments of $875, together with a balloon installment of $14,950, payable together with the last repayment installment. On August 11, 2021, the facility was refinanced in full by the August 2021 Alpha Bank Loan Facility. The facility agreement was assessed based on provisions of ASC 470-50 and was treated as debt modification.

Other Financial Liabilities - Sale and Leaseback Transactions

New Sale and Leaseback Activities during the year ended December 31, 2022

Chugoku Bank Sale and Leaseback

On February 25, 2022, the Company entered into a sale and leaseback transaction with Chugoku Bank, Ltd. to refinance the Partnership which was previously financed by the February 2019 ATB Loan Facility and the Second JDH Loan secured through first and second priority mortgages respectively. The drawdown of the funds under the sale and leaseback agreement occurred on March 9, 2022. The transaction was accounted for as a financial liability, as control remains with the Company and the Partnership will continue to be recorded as an asset on the Company’s balance sheet. The financing amount is $21,300 and the interest rate is 2.9% plus SOFR per annum. The principal will be repaid over an eight-year term, through 32 quarterly installments averaging at approximately $590 and a balloon payment of $2,388 at the expiration of the bareboat. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the 8-year bareboat period, the Company has the option to repurchase the vessel for $2,388, which the Company expects to exercise. The charterhire principal as of December 31, 2022 was $19,572.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Existing Sale and Leaseback Agreements

Flagship Cargill Sale and Leaseback
On May 11, 2021, the Company entered into a $20,500 sale and leaseback agreement with Cargill for the purpose of financing part of the acquisition cost of the Flagship. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. Under ASC 842-40, the transaction was accounted for as a financial liability. The implied average applicable interest rate is equivalent to 2% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of such period it has a purchase obligation at $10,000. Additionally, at the time of repurchase, if the market value of the vessel exceeds certain threshold prices, as set forth in the agreement, the Company will pay to Cargill 15% of the difference between the market price and such threshold prices. The charterhire principal amortizes in sixty monthly installments averaging approximately $175 each along with a balloon payment of $10,000, at maturity on May 10, 2026. The charterhire principal as of December 31, 2022, was $17,300.

CMB Financial Leasing Co., Ltd. (“CMBFL”) Sale and Leaseback

On June 22, 2021, the Company entered into sale and leaseback agreements for the Hellasship and the Patriotship in the total amount of a $30,900 with CMBFL for the purpose of financing the outstanding acquisition price of both vessels. The Company sold and chartered back the vessels from two affiliates of CMBFL on a bareboat basis for a five-year period. The financings bear interest of LIBOR plus a margin of 3.5%. The Company is required to maintain a corporate leverage ratio (as defined therein) that will not be higher than 85% until the maturity. Additionally, each bareboat Charterer is required to maintain minimum liquidity of $550 in its earnings account. The bareboat charterers are also required to maintain a value maintenance ratio of at least 120% of the charterhire principals. The Company has the option to buy back the vessels between the end of the second year until the end of the fifth year at predetermined prices as defined in the agreement. Under ASC 842-40, the transaction was accounted for as a financial liability as it was determined that the Company’s exercise of the option to buy back the vessels was highly probable considering the Company’s significant equity participation in the project, and as a result, the expiry cost of each vessel will be considerably lower than the respective net book value at such time. No participation liability was recognized as of December 31, 2022 and 2021, respectively, due to Cargill’s entitlement to participate in the appreciation of the vessel’s market value as the estimated market value did not exceed the threshold prices. The charterhire principal amortizes in twenty quarterly installments of $780 each along with a balloon payment of $15,300, at maturity on June 28, 2026. The charterhire principal as of December 31, 2022, was $26,220.

Hanchen Sale and Leaseback

On June 28, 2018, the Company entered into a $26,500 sale and leaseback agreement for the Knightship with Hanchen Limited (“Hanchen”), an affiliate of AVIC International Leasing Co., Ltd.. The Company’s wholly-owned subsidiary, Knight Ocean Navigation Co (“Knight” or the “Charterer”) sold and chartered back the vessel on a bareboat basis for an eight year period, having a purchase obligation at the end of the eighth year. The charterhire principal bears interest at LIBOR plus a margin of 4%.  Under ASC 842-40, the transaction was accounted for as a financial liability.  Of the $26,500, $18,550 were cash proceeds, $6,625 was withheld by Hanchen as an upfront charterhire upon the delivery of the vessel, and an amount of $1,325, or Charterer’s Deposit, included in “Deposits assets, non-current” in the consolidated balance sheets as of December 31, 2021 and 2020, was given as a deposit by Knight to Hanchen upon the delivery of the vessel in order to secure the due observance and performance by Knight of its obligations and undertakings as per the sale and leaseback agreement. The Charterer’s Deposit can be set off against the balloon payment at maturity. The Charterer is required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120% of the charterhire principal minus the Charterer’s Deposit. The Company has continuous options to buy back the Knightship at any time following the second anniversary of the bareboat charter and a purchase obligation of $5,299 at the end of the leaseback period. The charterhire principal amortizes in thirty-two consecutive equal quarterly installments of approximately $456 along with a balloon payment of $5,299 at maturity on June 29, 2026. The charterhire principal, as of December 31, 2022, was $11,676. On March 29, 2023, the Company entered into a $19,000 sale and leaseback agreement with Evahline Inc. for the refinancing of the existing lease facility (Note 16).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Championship Cargill Sale and Leaseback

On November 7, 2018, the Company entered into a $23,500 sale and leaseback agreement for the Championship with Cargill International SA (“Cargill”) for the purpose of refinancing the outstanding indebtedness of the Championship under the May 2017 ATB Loan Facility. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five year period, having a purchase obligation at the end of the fifth year. The implied average applicable interest rate is equivalent to 4.71% per annum. Under ASC 842-40, the transaction was accounted for as a financial liability. The Company is required to maintain an amount of $1,600 which may be set-off against the vessel repurchase price (Note 4). Moreover, under the subject sale and leaseback agreement, an additional tranche was provided to the Company for an amount of up to $2,750 for the purpose of financing the cost associated with the acquisition and installation on board the Championship of an open loop scrubber system which was fully drawn. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. Moreover, as part of the transaction, the Company issued 750 of its common shares to Cargill which were subject to customary statutory registration requirements. The fair market value of the shares on the date issued to Cargill was $1,541 and amortize over the lease term using the effective interest method.  The unamortized balance is accounted for as a deferred finance cost and is classified in other financial liabilities on the consolidated balance sheets. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of which period it has a purchase obligation at $14,051. At the time of repurchase, if the market value of the vessel exceeds certain threshold prices, as set forth in the agreement, the Company will pay to Cargill 20% of the difference between the market price and such threshold prices (the “Profit Share Amount”). Additionally, upon the repurchase of the vessel, the Company is obliged to pay an amount for the remaining period of the initial charterhire based on the Baltic Capesize Index FFA curve and a discount rate on the Baltic Capesize Index as per the sale and leaseback agreement (the “Washout Amount”). On November 15, 2022, the Company exercised its option to purchase the Championship. Pursuant to the exercise of the purchase option, the Company has agreed to pay upon the delivery of the vessel (which is expected to take place in the second quarter of 2023) (i) an amount of $793, accounting for the Profit Share Amount and (ii) an amount of $120 for the Washout Amount . The charterhire principal amortizes in sixty monthly installments averaging approximately $167 each along with a balloon payment of $14,051, including the additional scrubber tranche, at maturity on November 7, 2023. The charterhire principal and the scrubber tranche, as of December 31, 2022, was $15,501 and $1,089, respectively. In March 2023, the Company obtained a commitment letter in order to refinance the existing lease facility secured by the Championship (Note 16).

All of the Company’s secured facilities (i.e., long-term debt and other financial liabilities) bear either floating interest at LIBOR or SOFR plus a margin or fixed interest.

Certain of the Company’s long-term debt and other financial liabilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:

•	a minimum borrower’s liquidity;
•	a minimum guarantor’s liquidity;
•	a security coverage requirement; and
•	a leverage ratio.

As of December 31, 2022, the Company was in compliance with all covenants relating to its loan facilities as at that date.

As of December 31, 2022, ten of the Company’s owned vessels (excluding assets held for sale), having a net carrying value of $271,863, were subject to first and second priority mortgages as collaterals to their long-term debt facilities. In addition, the Company’s six bareboat chartered vessels, having a net carrying value of $162,270 as of December 31, 2022, have been financed through sale and leaseback agreements. As is in typical leaseback agreements, the title of ownership is held by the relevant lenders.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Subordinated long-term debt

The Company refers to the First JDH Loan, the Second JDH Loan and the Fourth JDH Loan (all mentioned below) as the “JDH Loans”.

Securities Purchase Agreements and Omnibus Supplemental Agreements:

In December 2020, the Company and Jelco Delta Holding Corp., or JDH, the Company’s creditor and a former affiliate and former related party, entered into a securities purchase agreement, or SPA, an omnibus supplemental agreement with respect to the JDH Loans (as mentioned below), or Omnibus Loans Agreement, and an omnibus supplemental agreement with respect to the JDH Notes (as mentioned below), or Omnibus Notes Agreement, which set forth the terms of the amendments of the outstanding loan facilities and convertible notes between the Company and JDH. Pursuant to these agreements, all maturities under the JDH Loans and the JDH Notes (as mentioned below) were extended to December 2024 and the interest rate was set at 5.5% until maturity. The conversion price under the JDH Notes was set to $12.0 per common share. In connection with this transaction, the Company prepaid $6,500 of the principal amount of the Second JDH Loan on December 31, 2020. In exchange for the settlement of all accrued and unpaid interest under the JDH Loans and JDH Notes through December 31, 2020, in an aggregate amount of $4,350, and an amendment fee of $1,241, the Company issued, on January 8, 2021, 798,691 units at a price of $7.0 per unit, with each unit consisting of one common share of the Company (or, at JDH’s option, one pre-funded warrant in lieu of such common share) and ten warrants to purchase one common share at an exercise price of $7.0 per share. Furthermore, the Company granted to JDH an option, to purchase up to 428,571 additional Units at a price of $7.0 per Unit in exchange for the settlement of principal under the Second JDH Loan in an amount equal to the aggregate purchase price of the units. In addition, pursuant to the terms of the Omnibus Loans Agreement, in 2022 and 2023, two mandatory repayments of $8,000 would be made, which would be applied to the JDH Loans on a pro rata basis based upon the principal amounts outstanding at that time. Any amounts outstanding after the two mandatory repayments would be repaid at the maturity date. Furthermore, the Omnibus Loans Agreement provided for certain prepayment provisions through a cash sweep mechanism, capturing (i) corporate liquidity in excess of $25,000 or (ii) Time Charter Equivalent revenues in excess of $18,000 and up to $21,000. Lastly the JDH Loans were mandatorily prepaid on a pro rata basis from 25% of the net proceeds from any future equity offerings and warrant exercises. Pursuant to the terms of the Omnibus Loans Agreement, the total repayments on the JDH Loans (including the mandatory repayments and any prepayments) shall not exceed $12,000 in any twelve-month period ending on December 31.

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

(ii) the amendment fee of $1,241 was accounted for as a debt deferred cost and is amortized to each facility’s maturity;

(iii) the fair value of the option granted to JDH to purchase up to 428,571 additional units was recorded as debt discount and was amortized to Second JDH Loan’s maturity (Note 8);

(iv) for the accounting treatment of the fair value of the units issued to JDH and the change in the fair value of the conversion option, refer to Note 8.

All amounts regarding the JDH amendments discussed above were recorded as of December 31, 2020, the date of the closing of the transaction.

First JDH Loan originally entered into on October 4, 2016

Pursuant to the terms of the SPA, the fiscal year 2020 accrued and unpaid interest of $630 under the First JDH Loan was deemed fully and finally settled.

In February 2021, the Company fully repaid the outstanding balance of $5,900 of the First JDH Loan using proceeds from (i) Class E warrants exercises during 2021 (Note 11) and (ii) its February 2021 registered direct offering (Note 11), pursuant to the mandatory prepayment terms of the SPA and Omnibus Loans Agreement. On the date of repayment, $111 of unamortized debt discounts were written off according to the debt extinguishment guidance of ASC 470-50 and was included in “Loss in extinguishment of debt” in the consolidated statement of operations.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Second JDH Loan originally entered into on May 24, 2017

Pursuant to the terms of the SPA, the fiscal year 2020 accrued and unpaid interest of $841 under the Second JDH Loan was deemed fully and finally settled. The unamortized deferred financing costs as of December 31, 2020, include an amount of $543, being the fair value of the option granted to JDH to purchase additional securities (Note 9).

In February 2021, the Company prepaid $100 of the outstanding balance of the Second JDH Loan, using proceeds from (i) Class E warrants exercises during 2021 (Note 11) and (ii) its February 2021 registered direct offering (Note 11). On April 26, 2021, JDH exercised its option to purchase 428,571 additional Units (with each unit consisting of one common share of the Company, or, at JDH’s option, one pre-funded warrant in lieu of such common share, and ten warrants to purchase one common share at an exercise price of $7.0 per share) at a price of $7.0 per Unit in exchange for the settlement of principal under the Second JDH Loan in an amount of $3,000 (i.e., an amount equal to the aggregate purchase price of the units). The issuance of units to JDH and associated reduction in debt balance took place on May 6, 2021. On the same date, the Company fully amortized the unamortized balance of $424 of the fair value of the option to purchase the 428,571 Units, in accordance with its original conversion terms and recognized such amount in “Interest and Finance costs”.

On February 28, 2022, the Company voluntarily prepaid the remaining balance of $1,850 of the Second JDH Loan using cash on hand. All obligations under the Second JDH Loan were irrevocably and unconditionally discharged pursuant to the deed of release dated February 28, 2022.

Fourth JDH Loan originally entered into on March 26, 2019

Pursuant to the terms of the SPA, the fiscal year 2020 accrued and unpaid interest of $454 under the Fourth JDH Loan was deemed fully and finally settled.

In February 2021, the Company fully repaid the outstanding balance of $6,000 of the Fourth JDH Loan using proceeds from (i) Class E warrants exercises during 2021 (Note 11) and (ii) its February 2021 registered direct offering (Note 11), pursuant to the mandatory prepayment terms of the SPA and Omnibus Loans Agreement. On the date of repayment, $113 of unamortized debt discounts were written off according to the debt extinguishment guidance of ASC 470-50 and was included in “Loss in extinguishment of debt” in the consolidated statement of operations.

The annual principal payments required to be made after December 31, 2022 for all long-term debt and other financial liabilities, are as follows:

Twelve-month periods ending December 31,	Amount
2023	50,006
2024	30,633
2025	47,911
2026	77,296
Thereafter	42,857
Total	248,703

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
8.	Convertible Notes:

The Company refers to the First JDH Note, the Second JDH Note and the Third JDH Note (mentioned below) as the “JDH Notes”.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2022	December 31, 2021
Convertible notes	11,165	21,165
Less: beneficial conversion feature	-	(10,949)
Convertible notes, net of beneficial conversion feature	11,165	10,216
Less: Deferred financing costs	(9)	(75)
Less: Change in fair value of conversion option	(323)	(2,568)
Total	10,833	7,573
Less – current portion	(10,833)	(769)
Long-term portion	-	6,804

On December 31, 2020, the Company entered into the Omnibus Notes Agreement pursuant to which the maturity of the JDH Notes were extended to December 31, 2024, the interest rate was set at a fixed rate of 5.5% and the conversion price was adjusted to $12.0. In addition, pursuant to the terms of the Omnibus Notes Agreement, in 2022 and 2023, two mandatory repayments would be made towards the JDH Notes in an amount equal to the difference between $8,000 and any repayments made towards the First, Second and Fourth JDH Loans under the Omnibus Loans Agreement. Amounts repaid would be applied to the JDH Notes on a pro rata basis based upon the principal amounts outstanding. Any amounts outstanding after the two mandatory repayments would be repaid at the maturity date. Furthermore, the Omnibus Notes Agreement provided for certain prepayment provisions through a cash sweep mechanism, capturing (i) corporate liquidity in excess of $25,000 or (ii) Time Charter Equivalent revenues in excess of $18,000 and up to $21,000. The total amount to be repaid on the JDH Notes (including the mandatory repayments and any prepayments) and on the JDH Loans shall not exceed $12,000 in any twelve-month period ending on December 31. Additionally, pursuant to the terms of the SPA, all unpaid interest accrued under the JDH Notes through December 31, 2020 of $2,425 was deemed fully and finally settled.
March 12, 2015 - $4,000 Convertible Note (First JDH Note)

Pursuant to the terms of the SPA, the fiscal year 2020 accrued and unpaid interest of $238 under the First JDH Note was deemed fully and finally settled.

On October 5, 2021, JDH elected to convert $120 of the principal amount of the First JDH Note into 10,000 fully paid and non-assessable shares. On the date of conversion, $19 of unamortized debt discounts were expensed as interest according to the debt conversion guidance of ASC 470-20-40-1.

On October 8, 2021, JDH elected to convert an additional $3,480 of the principal amount of the First JDH Note into 290,000 fully paid and non-assessable shares. On the date of conversion, $543 of unamortized debt discounts were expensed as interest according to the debt conversion guidance of ASC 470-20-40-1.

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
September 27, 2017 - $13,750 Convertible Note (Third JDH Note)

Pursuant to the terms of the SPA, the fiscal year 2020 accrued and unpaid interest of $861 under the Third JDH Note was deemed fully and finally settled.

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

The net debt at inception (i.e. initial applicable limit minus debt discount related to BCF), accumulated deficit and debt movement of the First and Third JDH Notes is presented below:
	Net debt at inception	Accumulated deficit	Debt
Balance, December 31, 2020	3,361	8,670	12,031
Repayments / Conversions	(17,550)	-	(17,550)
Amortization (Note 11)	-	995	995
Loss on extinguishment	-	4,524	4,524
Balance, December 31, 2021	(14,189)	14,189	-

September 7, 2015 - $21,165 Revolving Convertible Note (Second JDH Note)

Pursuant to the terms of the SPA, the fiscal year 2020 accrued and unpaid interest of $1,326 under the Second JDH Note was deemed fully and finally settled. The unamortized balance of the change in the fair value of the conversion option of the Second JDH Note amounted to $323 and $2,549, respectively, as of December 31, 2022 and 2021 and will be amortized through the effective interest rate method to the note’s maturity.

On January 26, 2022, the Company voluntarily prepaid $5,000 of the outstanding balance of the Second JDH Note using cash on hand (Note 8). In connection with this prepayment the Company’s cash sweep obligations for 2022 under the JDH Loans and JDH Notes were waived pursuant to a waiver letter signed on January 19, 2022. On March 10, 2022, the Company voluntarily prepaid another $5,000 of the outstanding balance of the Second JDH Note using cash on hand (Note 8). As of December 31, 2022, $11,165 was outstanding under the Second JDH Note.

Upon adoption of ASU No. 2020-06 on January 1, 2022, the Second JDH Note increased by $10,949, representing the net impact of two adjustments: (1) the $21,165 value of beneficial conversion feature (“BCF”), previously classified in additional paid-in-capital in stockholders’ equity, and (2) a $10,216 decrease to accumulated deficit for the cumulative effect of adoption related to the recorded amortization expense of BCF (Note 2).

The Company may, by giving five business days prior written notice to JDH at any time, prepay the whole or any part of the Second JDH Note in cash or, subject to JDH’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note(s) being prepaid divided by the agreed price per share. At JDH’s option, the Company’s obligation to repay the principal amount under the Second JDH Note or any part thereof may be paid in common shares at a conversion price of $12.00 per share. JDH has also received customary registration rights with respect to any shares to be received upon conversion of the Second JDH Note.

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

(b)          Fair Value of Financial Instruments

The fair values of the financial instruments shown in the consolidated balance sheets as of December 31, 2022 and 2021, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date.

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

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments. Cash and cash equivalents and restricted cash, current are considered Level 1 items as they represent liquid assets with short-term maturities. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current and are considered Level 1 item of the fair value hierarchy.

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates approximates the fair market value as the long-term debt and other financial liabilities bear interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt are similar to those that could be procured as of December 31, 2022, and the carrying value of $33,890 is 5% higher than the fair market value of $32,332. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy.

10.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. As of December 31, 2022, management is not aware of any material claims or contingent liabilities, which have not been disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

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

Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters range from 9 to 60 months and extension periods vary from 11 to 27 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes in the freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at December 31, 2022. For index-linked time charter contracts the calculation was made using the initial charter rates (these amounts do not include any assumed off-hire).

Twelve-month periods ending December 31,	Amount
2023	114,441
2024	25,862
2025	15,056
2026	5,321
Total	160,680

In April 2018, the Company moved into its new office spaces under a five-year lease term, with a Company’s option to extend the lease term for another five-year term. On September 16, 2020, the lease term was amended and set for ten years (i.e., April 2028), with a Company’s option to extend the lease term for two consecutive five-year terms thereafter. The monthly rent was set at Euro 12,747 and after the prepayment of Euro 250,000, on September 22, 2020 resulted in a reduced monthly rent of Euro 10,000 or ($10.7 based on the Euro/U.S. dollar exchange rate of €1.0000: $1.0666 as of December 31, 2022). Under ASC 842, the lease is classified as an operating lease and a lease liability and right-of-use asset based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in general and administration expenses. The rent expense for the years ended December 31, 2022, 2021 and 2020 was $161, $179 and $180, respectively.

The following table sets forth the Company’s undiscounted office rental obligations as at December 31, 2022:

Twelve-month periods ending December 31,	Amount
2023	128
2024	128
2025	128
2026	128
2027	128
Thereafter	32
Total	672
Less: imputed interest	(173)
Present value of lease liabilities	499

Lease liabilities, current	108
Lease liabilities, non-current	391
Present value of lease liabilities	499

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
11.	Capital Structure:

(a)	Preferred Stock

The Company is authorized to issue up to 25,000,000 registered shares of preferred stock with a par value of $0.0001. The board of directors of the Company is expressly granted the authority to issue preferred shares and to establish such series of preferred shares with such designations, preferences and relative participating, rights, qualifications, limitations or restrictions as it determines. As at December 31, 2022 and 2021, the Company had 20,000 series B preferred shares issued and outstanding with par value $0.0001 per share. The series B preferred shares were issued on December 10, 2021, to the Company’s Chief Executive Officer, considered a related party, for a total cash consideration of $250. The issuance of the Series B preferred shares was approved by a special independent committee of the board of directors of the Company which obtained a fairness opinion from an independent financial advisor regarding the value of the preferred shares. Each series B preferred shares entitle the holder to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of series B preferred shares may exercise voting rights pursuant to series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. The holder of series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The series B preferred shares are not convertible into common shares or any other security, are not redeemable, are not transferable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the series B preferred shares will rank pari-passu with the common shareholders and shall be entitled to receive a payment equal to the par value of $0.0001 per share. The Series B preferred holder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

(b)	Common Stock

i)	NASDAQ Notifications – Effect of reverse stock split

On August 1, 2022, the Company received written notification from The Nasdaq Stock Market (“Nasdaq”), indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from June 16, 2022, to July 29, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until January 30, 2023. The Company could cure this deficiency if the closing bid price of its common stock was $1.00 per share or higher for at least ten consecutive business days during the grace period (Note 16).

On January 26, 2022, the Company received written notification from Nasdaq, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from December 13, 2021 to January 25, 2022, was below the minimum, $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). On February 14, 2022, the Company received written notification from Nasdaq that the Company regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock. The compliance was regained organically, as the closing bid price of the Company’s common stock has been at $1.00 per share or greater for at least 10 consecutive business days.

On September 30, 2020, the Company received written notification from The Nasdaq Stock Market (“Nasdaq”), indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from August 18, 2020 to September 29, 2020, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). On February 11, 2021, the Company received written notification from Nasdaq that the Company regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock. The compliance was regained organically, as the closing bid price of the Company’s common stock has been at $1.00 per share or greater for at least 10 consecutive business days.

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
ii)	Dividends

On March 10, 2022, the Company announced a regular quarterly dividend of $0.25 per share as well as a special dividend of $0.25 per share for the fourth quarter of 2021which were paid on April 5, 2022 to all shareholders of record as of March 25, 2022.

On May 31, 2022, the Company announced a regular quarterly dividend of $0.25 per share for the first quarter of 2022 which was paid on July 14, 2022 to the shareholders of record as of June 28, 2022.

On August 4, 2022, the Company announced a regular quarterly dividend of $0.25 per share for the second quarter of 2022 which was paid on October 11, 2022 to the shareholders of record as of September 25, 2022.

On November 30, 2022, the Company announced a regular quarterly dividend of $0.25 per share for the third quarter of 2022 which was paid on January 30, 2023 to the shareholders of record as of December 28, 2022 (Note 16). The dividend declared on November 30, 2022 amounting to $4,548 is included in “Other current liabilities” as of December 31, 2022 in the accompanying consolidated balance sheet and were paid to the shareholders of record on January 30, 2023 (Note 16).

The total dividends declared in 2022 amounted to $22,472.

iii)	Common stock issuances and buybacks

In June 2022, the Board of Directors of the Company authorized a share repurchase plan under which the Company may repurchase up to $5,000 of its outstanding common shares, convertible note or warrants. No repurchases have been made as of December 31, 2022.

During the fourth quarter of 2021, the Company repurchased 170,210 of its outstanding common shares at an average price of approximately $9.93 pursuant to its share repurchase program for a total of $1,708, inclusive of commissions and fees. All  the repurchased shares were cancelled as of December 31, 2021.

On July 2, 2021, the Company’s board of directors declared a dividend of one preferred share purchase right (a “Right”) for each of the Company’s outstanding common shares and adopted a shareholder rights plan (the “Shareholders Rights Agreement”). The dividend was payable on July 19, 2021 to the shareholders of record on July 2, 2021. Each Right will allow its holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Share (a “Preferred Share”) for $5.00 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights. The Rights will not be exercisable until ten days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of the Company’s outstanding common shares. The Acquiring Person will not be entitled to exercise these Rights. If an Acquiring Person obtains beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of the Company’s common shares, then each Right will entitle the holder to purchase for the Exercise Price, in lieu of one one-thousandth of a share of Series A Preferred Stock, a number of common shares having a then-current market value of twice the Exercise Price. In addition, if after an Acquiring Person obtains 10% (15% in the case of a passive institutional investor) or more of the Company’s common shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right will entitle the holder to purchase, for the Exercise Price, a number of common shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price. The board of directors may redeem the Rights for $0.0001 per Right under certain circumstances. The Rights expire on the earliest of (i) July 1, 2024; or (ii) the redemption or exchange of the Rights. As at December 31, 2022 and 2021, no Rights were exercised.

On April 26, 2021, JDH exercised its option to purchase 428,571 additional Units (with each unit consisting of one common share of the Company, or, at JDH’s option, one pre-funded warrant in lieu of such common share, and ten warrants to purchase one common share at an exercise price of $7.00 per share) at a price of $7.00 per Unit in exchange for the settlement of principal under the Second JDH Loan in an amount of $3,000 (i.e., an amount equal to the aggregate purchase price of the units) (Note 6). 428,571 common shares were issued to JDH in this transaction.

On October 5, 2021, JDH elected to convert $120 of the principal amount of the First JDH Note into 10,000 fully paid and non-assessable shares (Note 8).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On October 8, 2021, JDH elected to convert an additional $3,480 of the principal amount of the First JDH Note into 290,000 fully paid and non-assessable shares (Note 8).

iv)	Equity Offerings

On February 19, 2021, the Company sold 4,415,000 common shares under a registered direct offering at a price of $17 per common share, in exchange for gross proceeds of $75,055, or net proceeds of approximately $69,971.

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

On April 2, 2020, the Company completed a follow-on public offering of 253,646 units (including the full exercise of the over-allotment option of 33,084 units granted to the underwriters), each unit consisting of one common share or pre-funded warrants in lieu of common shares and 160 Class D warrants to purchase  one common share of the Company, at a combined price of $27.20 per unit. On April 22, 2020, the exercise price of the Class D warrants was lowered from $27.2 per share initially to $19.20 per share and on June 8, 2020 was further reduced to $16.00 per share. The gross proceeds from the follow-on public offering were $6,899. Each Class D warrant has an exercise price of $16.00, is exercisable upon issuance and expires in April 2025.

On August 20, 2020, the Company completed an underwritten public offering of (i) 3,571,428 units, each unit consisting of one common share or pre-funded warrant in lieu of common shares and ten Class E Warrants to purchase one common share of the Company, at a combined price of $7.00 per Unit and (ii) 5,182,142 Class E Warrants purchased by the underwriters under their over-allotment option at a price of $0.01. The gross proceeds from the public offering were $25,000.

On September 1, 2020, 258,214 common shares were issued following the partial exercise of the overallotment option granted to the underwriters related to the underwritten public offering which closed on August 20, 2020, in exchange for gross proceeds of $1,782.

In October 2020, 200,000 common shares were issued following the partial exercise of the remaining outstanding pre-funded warrants related to the underwritten public offering which closed on August 20, 2020, in exchange for gross proceeds of $20.

(c)          Warrants

All warrants are classified in equity, according to the Company’s accounting policy (Note 2).

During the year ended December 31, 2022, 10,000 shares were issued from 100,000 Class E warrants exercised, for proceeds of $70. As of December 31, 2022, 8,532,713 of Class E warrants remain outstanding.

In connection with the public offering which closed on April 2, 2020, the Company granted to the representative of the underwriters one representative warrant to purchase 11,028 common shares, at an exercise price of $34.0 per share. The warrants expire in April 2023.

On June 8, 2020, the company entered into a warrant exercise agreement with each holder of Class D warrants pursuant to which public warrants were exercised to purchase 61,404 shares at a price of $16.0 per share. The Company’s gross proceeds were $982.

As of December 31, 2020, out of the 40,583,500 Class D Warrants from the April 2020 follow-on public offering, the Company has issued 226,342 common shares in exchange for gross proceeds of $4,100, including the $982 received under the June 8, 2020 Class D warrant exercise agreement. 4,368,750 Class D Warrants remained unexercised as of December 31, 2021 and 2020, for the issuance of 27,304 shares at an exercise price of $16.0 per share.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On August 20, 2020, the Company completed an underwritten public offering of (i) 3,571,428 units, each unit consisting of one common share or pre-funded warrant in lieu of common shares and ten Class E Warrants to purchase one common share of the Company, at a combined price of $7.0 per unit and (ii) 5,182,142 Class E Warrants purchased by the underwriters under their over-allotment option. Each common share issuable under Class E warrants has an exercise price of $7.0, is exercisable upon issuance and expires in August 2025. All pre-funded warrants have been exercised as of December 31, 2020. No Class E warrants were exercised within 2020. During the year ended December 31, 2021, 3,226,371 shares were issued from Class E warrants’ exercises, for proceeds of $22,585.

On December 31, 2020, the Company agreed to issue to JDH (i) 7,986,913 warrants to purchase common shares at an exercise price of $7.0 per share and (ii) 95,573 pre-funded warrants with an exercise price of $0.001 in lieu of such common shares as part of the December 2020 JDH amendments. The 7,986,913 warrants were issued on January 8, 2021 and expire in January 2026. On March 24, 2021, the Company issued 95,573 common shares to JDH, following JDH’s exercise of its pre-funded warrants. On April 26, 2021, JDH exercised its option to purchase 428,571 additional Units (with each unit consisting of one common share of the Company, or, at JDH’s option, one pre-funded warrant in lieu of such common share, and ten warrants to purchase one common share at an exercise price of $7.0 per share) at a price of $7.0 per Unit in exchange for the settlement of principal under the Second JDH Loan in an amount of $3,000 (i.e., an amount equal to the aggregate purchase price of the units) (Note 7). The issuance of shares to JDH and associated reduction in debt balance took place on May 6, 2021 (Note 7). The 4,285,714 warrants were issued on May 6, 2021 and had an expiration date of May 2026. On May 12, 2021, JDH exercised 7,986,913 warrants to purchase 798,691 common shares at an exercise price of $7.0 per share. The Company received the funds of $5,591 on May 14, 2021 and the shares were issued to JDH on May 19, 2021. On December 10, 2021, the Company bought back the warrant to purchase 428,571 common shares from JDH for $1,023.

The Company’s previously issued Class B Warrants, trading under the symbol SHIPZ, expired according to their terms on May 13, 2022. Pursuant to such expiration trading of the Class B Warrants was terminated. The Class B Warrants were the last class of the Company’s warrants that were listed for trading.

As of December 31, 2022, the number of common shares that can potentially be issued under each outstanding warrant are:

Warrant	Shares to be issued upon exercise of remaining warrants
Class D	27,304
Class E	853,271
Representative Warrants	11,028
Total	891,603

12.	Vessel Revenue and Voyage Expenses:

Revenue Recognition

Demurrage income for the years ended December 31, 2022, 2021 and 2020 was $NIL, $800 and $819, respectively.

Despatch expense for the years ended December 31, 2022, 2021 and 2020 was $NIL, $110 and $133, respectively.

Disaggregation of Revenue

The following table presents the Company’s income statement figures derived from spot charters and time charters for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
Vessel revenues from spot charters, net of commissions	-	28,264	27,033
Vessel revenues from time charters, net of commissions	122,629	124,844	36,312
Total	122,629	153,108	63,345

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The Company disaggregates its revenue from contracts with customers by the type of charter (time and spot charters). The trade accounts receivable of $720 as of December 31, 2022 relates to time charters. There was no trade accounts receivable balance as of December 31, 2021.

The current portion of Deferred revenue as of December 31, 2022 was $2,232 and relates entirely to operating leases. The non-current portion of Deferred revenue as of December 31, 2022 was $35 and relates entirely to operating leases and is related to premiums for energy devices (i.e. increased daily hire rates provided for by the chartering agreements) for specific equipment installed in the vessels. The Deferred revenue is allocated on a straight-line basis over the minimum duration of each charter party, except for unearned revenue, which represents cash received in advance of services which have not yet been provided. Revenue recognized in 2022 from amounts included in Deferred revenue at the beginning of the period was $7,735.

Charterers individually accounting for more than 10% of revenues during the years ended December 31, 2022, 2021 and 2020 were:

Customer	2022	2021	2020
A	24%	15%	-
B	18%	13%	-
C	17%	23%	23%
D	15%	11%	18%
E	-	10%	-
Total	74%	72%	41%

Voyage Expenses

The following table presents the Company’s income statement figures derived from spot charters and time charters for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
Voyage expenses from spot charters	-	13,465	17,099
Voyage expenses from time charters	4,293	3,004	1,468
Total	4,293	16,469	18,567

13.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	Year ended December 31,
	2022	2021	2020
Interest on long-term debt and other financial liabilities	11,609	8,766	10,279
Convertible notes interest expense	694	2,067	-
Amortization of deferred finance costs and debt discounts	2,575	3,333	757
Amortization of deferred finance costs and debt discounts (shares issued to third party - non-cash)	284	326	350
Amortization of convertible note beneficial conversion feature (non-cash)	-	2,887	-
Fair value measurement of units issued to former related party	-	-	596
Other	170	400	360
Total	15,332	17,779	12,342

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Interest and finance costs, related party, are analyzed as follows:

	Year ended December 31,
	2022	2021	2020
Interest expense long term debt related party	-	-	1,924
Convertible notes interest expense	-	-	2,425
Amortization of convertible note beneficial conversion feature (non-cash)	-	-	5,518
Amortization of deferred finance costs and debt discounts (shares issued to JDH - non-cash)	-	-	201
Restructuring expenses	-	-	1,015
Total	-	-	11,083

14.	Earnings per Share:

The calculation of net income per common share is summarized below:

	For the years ended December 31,
	2022	2021	2020

Net income / (loss)	$17,239	$41,348	$(18,356)
Less: Dividends to non-vested participating securities	(227)	-	-
Less: Undistributed earnings to non-vested participating securities	(105)	-	-
Net income / (loss) attributable to common shareholders, basic	$16,907	$41,348	$(18,356)

Undistributed earnings to non-vested participating securities	$105	$-	$-
Undistributed earnings reallocated to non-vested participating securities	(51)	-	-
Interest effect of convertible notes	-	6,473	-
Net income / (loss) attributable to common shareholders, diluted	$16,961	$47,821	$(18,356)

Weighted average common shares outstanding, basic	17,439,033	15,332,191	3,343,628
Effect of dilutive securities:
Warrants	245,015	541,009	-
Non-vested participating securities	-	169,522	-
Convertible notes shares	-	3,091,031	-
Weighted average common shares outstanding, diluted	17,684,048	19,133,753	3,343,628

Net income / (loss) per share attributable to common shareholders, basic	$0.97	$2.70	$(5.49)
Net income / (loss) per share attributable to common shareholders, diluted	$0.96	$2.50	$(5.49)

As of December 31, 2022, non-vested participating shares under the Company's equity incentive plan of 294,232 were excluded from the computation of diluted shares as their effect was already considered under the more dilutive two-class method used above (Note 15). As of December 31, 2022, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are 38,332 incremental shares of unexercised warrants that are out-of-the money as of the reporting date (Note 11), calculated with the treasury stock method, as well as 930,416 shares assumed to be converted with respect to the convertible notes (Note 8) calculated with the if-converted method. As of December 31, 2021, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, were 81,230 potentially issuable shares of unexercised warrants that were out-of-the money as of December 31, 2021.  As of December 31, 2020, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, were 5,069,928 incremental shares of unexercised warrants that were out-of-the money as of December 31, 2020, as well as 3,226,250 shares assumed to be converted with respect to the convertible notes (Note 8) calculated with the if-converted method.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
15.	Equity Incentive Plan:

On February 24, 2020, the Compensation Committee granted an aggregate of 15,625 restricted shares of common stock pursuant to the Company’s Equity Incentive Plan (as amended, the “Plan”). Of the total 15,625 shares issued, 4,500 shares were granted to the non-executive members of the board of directors, 4,281 were granted to the executive officers, 6,063 shares were granted to certain of the Company’s non-executive employees and 781 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $51.20. All the shares vested over a period of two years. 5,209 shares vested on February 24, 2020, 5,208 shares vested on October 1, 2020 and 5,208 shares vested on October 1, 2021.

On January 18, 2021, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 400,000 shares. The same date, the Compensation Committee granted an aggregate of 360,000 restricted shares of common stock pursuant to the Equity Incentive Plan. Of the total 360,000 shares issued, 140,000 shares were granted to the non-executive members of the board of directors, 95,000 were granted to the executive officers, 110,000 shares were granted to certain of the Company’s non-executive employees and 15,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $8.10. 120,003 shares vested on the grant date, 119,999 shares vested on October 1, 2021 and 119,998 shares vested on October 1, 2022.

On August 2, 2021, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 350,000 shares. The same date, the Compensation Committee granted an aggregate of 310,000 restricted shares of common stock pursuant to the Equity Incentive Plan. Of the total 310,000 shares issued, 130,000 shares were granted to the non-executive members of the board of directors, 88,500 were granted to the executive officers, 79,000 shares were granted to certain of the Company’s non-executive employees and 12,500 shares were granted to the sole director of the Company’s commercial manager, a non-employee and another non-employee. The fair value of each share on the grant date was $10.20. 103,335 shares vested on the grant date, 103,333 shares vested on October 1, 2021 and 103,332 shares vested on October 1, 2022.

On January 12, 2022, the Company’s Equity Incentive Plan, as previously amended, was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 550,000 shares. The same date, the Compensation Committee granted an aggregate of 533,700 restricted shares of common stock pursuant to the Equity Incentive Plan. Of the total 533,700 shares issued, 160,000 shares were granted to the non-executive members of the board of directors, 170,000 were granted to the executive officers, 188,700 shares were granted to certain of the Company’s non-executive employees and 15,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $9.10. 177,902 shares vested on the grant date, 177,899 shares vested on October 1, 2022 and 177,899 shares will vest on October 1, 2023.

On July 8, 2022, the Company’s Equity Incentive Plan, as previously amended, was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 400,000 shares. The same date, the Compensation Committee granted an aggregate of 350,000 restricted shares of common stock pursuant to the Equity Incentive Plan. Of the total 350,000 shares issued on July 12, 2022, 140,000 shares were granted to the non-executive members of the board of directors, 105,000 were granted to the executive officers, 95,000 shares were granted to certain of the Company’s non-executive employees and 10,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $6.90. 116,670 shares vested on the date of the issuance, July 12, 2022, 116,665 shares vested on October 1, 2022 and 116,665 shares will vest on October 1, 2023.

The related expense for shares granted to the Company’s board of directors and certain of its employees for the years ended December 31, 2022, 2021 and 2020, amounted to $6,973, $4,907 and $826, respectively, and is included under general and administration expenses. The related expense for shares granted to non-employees for the years ended December 31, 2022, 2021 and 2020, amounted to $212, $190 and $43, respectively, and is included under voyage expenses.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Restricted shares during 2022, 2021 and 2020 are analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2020	5,208	$24.80
Granted	670,000	9.10
Vested	(451,877)	9.60
Outstanding at December 31, 2021	223,331	$7.88
Granted	883,700	8.25
Vested	(812,133)	8.47
Forfeited	(666)	9.13
Outstanding at December 31, 2022	294,232	$7.34

The unrecognized cost for the non-vested shares granted to the Company’s board of directors and certain of its employees as of December 31, 2022 and 2021 amounted to $1,200 and $1,106, respectively. On December 31, 2022, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s board of directors and its other employees not yet recognized is expected to be recognized is 0.75 years.

16.	Subsequent Events

On January 3, 2023, the Company repaid $8.0 million of the Second JDH Note at its face value, without any prepayment cost or additional consideration in accordance with the terms of the Second JDH Note.

On January 10, 2023, the Company completed its tender offer to purchase all outstanding Class E Warrants at a price of $0.20 per warrant. The total number of warrants tendered was 4,038,114 warrants, representing approximately 47% of the outstanding Class E Warrants. The number of remaining Class E Warrants outstanding is 4,494,599 (Note 11).

On January 30, 2023, the Company paid a regular quarterly dividend of $0.25 per share for the third quarter of 2022 to all shareholders of record as of December 28, 2022 (Note 11).

On January 31, 2023, the Company received written notification from NASDAQ, indicating that the Company was granted an additional 180-day grace period, until July 31, 2023, to cure its non-compliance with Nasdaq Listing Rule 5550(a)(2). At the opening of trading on February 16, 2022, following a February 9, 2023 approval from the Company’s board of directors, the Company effected a one-for-ten reverse stock split of the Company’s common stock. On March 3, 2023, the Company received written notification from Nasdaq that the Company regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock (Note 1).

On February 10, 2023, the Company delivered the Goodship to her new owners. On February 9, 2023, in connection with the disposal of the vessel, the company fully prepaid the outstanding loan amount of $6,100 under the ABB Loan Facility.

On February 28, 2023, the Company delivered the Tradership to her new owners. On February 24, 2023, in connection with the disposal of the vessel, the company fully prepaid the outstanding loan amount of $6,800 under the ABB Loan Facility.

On March 2, 2023, the Company obtained a commitment letter from Danish Ship Finance for a loan facility of up to $15,750, in order to refinance the Championship Cargill Sale and Leaseback. The interest rate will be 2.65% plus 3-month Term SOFR per annum, which can be increased or decreased by 0.05% based on certain emission reduction thresholds, and the term of the agreement will be five years. The facility will be repaid through eight quarterly installments of $725 followed by 12 quarterly installments of $585 and a balloon of $2,930 payable together with the last instalment. The transaction is subject to completion of definitive documentation.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On March 14, 2023, the Company announced a regular quarterly dividend of $0.025 per share for the fourth quarter of 2022, payable on or about April 25, 2023 to all shareholders of record as of March 31, 2023.

On March 27, 2023, the Compensation Committee granted an aggregate of 1,823,800 restricted shares of common stock pursuant to the Plan. Of the total 1,823,800 shares issued on March 27, 2023, 400,000 shares were granted to the non-executive members of the board of directors, 930,000 were granted to the executive officers, 433,800 shares were granted to certain of the Company’s non-executive employees and 60,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $5.22. 607,974 shares vested on the date of the issuance, March 27, 2023, 607,913 shares will vest on October 1, 2023 and 607,913 shares will vest on October 1, 2024.

On March 29, 2023, the Company entered into a $19,000 sale and leaseback agreement with Evahline Inc. for the refinancing of the Hanchen Sale and Leaseback. The agreement is expected to become effective by mid-April 2023, upon the delivery of the Knightship to the lessor. The charterhire principal will amortize in seventy-two consecutive monthly installments of $264, bearing an interest rate of 3-month term SOFR plus 2.80% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the six-year bareboat period, the Company has the option to repurchase the vessel at no additional cost, following the full amortization of the charterhire principal, which the Company expects to exercise.