Form 20-F
period 2023-12-31
Seanergy Maritime Holdings Corp.
filed 2024-04-03
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F
(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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
Telephone: +30 213 0181507, Fax: +30 210 9638404
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of exchange on which Registered
Common Shares, par value $0.0001 per share	SHIP	The Nasdaq Stock Market LLC
Preferred Stock Purchase Rights		The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, there were 19,636,352 of the registrant’s common shares, $0.0001 par value, and 20,000 shares of the registrant’s Series B Preferred Stock, $0.0001 par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. N/A

☐ Yes	☐ No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact.  In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Without limiting the generality of the foregoing, all statements in this annual report concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments.

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

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors.” Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in the supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

•	changes in the number of newbuildings under construction in the dry bulk shipping industry;

•	changes in the useful lives and the value of our vessels and the related impact on our compliance with loan covenants;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our fleet;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;

•
changes in our ability to leverage the relationships and reputation in the dry bulk shipping industry of V.Ships Greece Ltd., or V.Ships Greece, and Global Seaways S.A., or Global Seaways, our technical and crew managers of certain of our vessels, and Fidelity Marine Inc., or Fidelity, our commercial manager;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	acts of terrorism, war, piracy, and other hostilities;

•	public health threats, pandemics, epidemics, other disease outbreaks or calamities (including, without limitation, the coronavirus, or COVID-19 pandemic), and governmental responses thereto;

•
risks associated with the reemergence of the COVID-19 pandemic (and various variants that may emerge), including its effects on demand for dry bulk products, crew changes and the transportation thereof;

•	changes in global and regional economic and political conditions;

•
general domestic and international political conditions or events, including “trade wars” and the ongoing war between Russia and Ukraine and related sanctions, the war between Israel and Hamas or the Houthi crisis in the Red Sea;

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

We use the term deadweight tons, or “dwt,” in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.  Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this annual report are to the lawful currency of the United States of America.  References in this annual report to our common shares are retroactively adjusted to reflect the Company’s reverse stock splits, including the one-for-ten reverse stock split which became effective as of February 16, 2023.

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

•
We are currently dependent on index-linked charters, while in the past a part of our fleet was employed on a spot voyage basis. Any decrease in spot freight charter rates or indices in the future may adversely affect our earnings.

•	An over-supply of dry bulk vessel capacity may depress the current charter rates and vessel values and, in turn, adversely affect our profitability.

•
If economic conditions throughout the world decline, it will negatively impact our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

•	Political instability, terrorist attacks or other attacks, war, and international hostilities could affect our business, results of operations, cash flows and financial condition.

•	Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.

•	Rising fuel prices may adversely affect our profits.

•	Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

•	Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.

•	Climate change and greenhouse gas restrictions may be imposed.

•	Pending and future tax law changes may result in significant additional taxes to us.

•	Our operations may be adversely impacted by severe weather, including as a result of climate change.

•	Increased regulation as well as scrutiny of environmental, social and governance matters may impact our business and reputation.

•
Our vessels may call on ports located in or may operate in countries that are subject to restrictions or sanctions imposed by the United States, the European Union or other governments that could result in fines or other penalties imposed on us and may adversely affect our reputation and the market price of our common shares.

•	Sulfur regulations to reduce air pollution from ships have required retrofitting of vessels and may cause us to incur significant costs.

•	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

•	Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

•	Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

•	Acts of piracy on ocean-going vessels could adversely affect our business.

•	The operation of dry bulk vessels has particular operational risks.

•
If any of our vessels fails to maintain its class certification or fails any annual survey, intermediate survey, or special survey, or if any scheduled class survey takes longer or is more expensive than anticipated, this could have a material adverse impact on our financial condition and results of operations.

•	As we employ seafarers covered by industry-wide collective bargaining agreements, a failure of industry groups to renew such agreements may disrupt our operations and adversely affect our earnings.

•	Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flows.

•	Governments could requisition our vessels during a period of war or emergency, which could negatively impact our business, financial condition, results of operations, and available cash.

Risks Relating to Our Company

•
The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger breaches of certain financial covenants under our current or future loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.

•	Newbuilding projects are subject to risks that could cause delays.

•	We may be unable to obtain financing for the vessels we have agreed to acquire or any vessels we may acquire in the future.

•	If the vessels we have agreed to acquire or may agree to acquire in the future are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

•	Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

•
Our loan agreements and other financing arrangements contain, and we expect that other future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our loan agreements and financing arrangements, a default by us under one loan agreement or financing arrangement could lead to defaults under multiple loans and financing agreements.

•	We depend on officers and directors who are associated with United Maritime Corporation, of the Republic of the Marshall Islands (“United”), which may create conflicts of interest.

•	If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

•
Vessel aging and purchasing and operating secondhand vessels, such as our current fleet, may result in increased operating costs and vessel off-hire, which could adversely affect our financial condition and results of operations.

•	Volatility of SOFR and potential changes of the use of SOFR as a benchmark could affect our profitability, earnings, and cash flow.

•
The failure of our current or future counterparties to meet their obligations under our current or future contracts, including any charter agreements, could cause us to suffer losses or otherwise adversely affect our business.

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

•	Due to our lack of fleet diversification, adverse developments in the maritime dry bulk shipping industry would adversely affect our business, financial condition, and operating results.

•	We are currently subject to litigation and we may be subject to similar or other litigation in the future.

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

•
We partly depend on third-party technical and commercial managers for technical and commercial management of our ships. Our operations could be negatively affected if third-party managers fail to perform their services satisfactorily.

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

•
Anti-takeover provisions in our restated articles of incorporation, as amended, and fourth amended and restated bylaws could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

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

•
As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands and other offshore jurisdictions such as the Republic of Liberia, and the British Virgin Islands, our operations may be subject to economic substance requirements.

•
Our fourth amended and restated bylaws provide that the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

•	We may not achieve the intended benefits of having a forum selection provision if it is found to be unenforceable.

•	It may not be possible for investors to serve process on or enforce U.S. judgments against us.

Risks Relating to Our Industry

Charter hire rates for dry bulk vessels are cyclical and volatile and the dry bulk market remains significantly below its historic high. This may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants or covenants in other financing agreements.

The volatility in the dry bulk charter market, from which we derive substantially all of our revenues, has affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market and has been very volatile in recent years. The BDI declined from an all-time high of 11,793 in May 2008 to an all-time low of 290 in February 2016, which represents a decline of approximately 98%. In the following years volatility was also apparent, albeit less extreme.  In 2023, the BDI ranged from a low of 530 on February 16, 2023 to a high of 3,346 on December 4, 2023. Although the BDI was 1,821 as of March 28, 2024, due to its volatile nature, there can be no assurance of the future performance of the BDI.

The decline from historic highs and volatility in charter rates following 2008 is due to various factors, including the over-supply of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and trade disruptions caused by natural or other disasters, such as those that resulted from the dam collapse in Brazil in 2019 and the outbreak of the coronavirus infection in China. More recently, following Russia’s invasion of Ukraine in February 2022, the U.S., the EU, the UK and other countries have imposed sanctions against Russia and certain disputed regions of Ukraine, including, among others, prohibitions and restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU and other countries could impose wider sanctions and take other actions. The war in Ukraine has resulted in higher freight market volatility and while the initial effect on the dry bulk freight market was positive, the long-term effects so far remain unclear. More recently, the war between Israel and Hamas has resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea and thus creating uncertainty and risks to shipping operations in the region. Such circumstances have had and could in the future result in adverse consequences from time to time for dry bulk shipping, including, among other developments such as:

•	decrease in available financing for vessels;

•	no active secondhand market for the sale of vessels;

•	decrease in demand for dry bulk vessels and limited employment opportunities;

•	charterers seeking to renegotiate the rates for existing time charters;

•	widespread loan covenant defaults in the dry bulk shipping industry due to the substantial decrease in vessel values; and

•	declaration of bankruptcy by some operators, charterers and vessel owners.

The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected and we may not be able to successfully charter our vessels at rates sufficient to allow us to operate our business profitably or meet our obligations. Further, if low charter rates in the dry bulk market decline further for any significant period, this could have an adverse effect on our vessel values and ability to comply with the financial covenants in our loan agreements or other financing agreements. In such a situation, unless our lenders are willing to provide waivers of covenant compliance or modifications to our covenants, our lenders could accelerate our debt and we could face the loss of our vessels. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity. We cannot assure you that future charter rates will enable us to cover our costs, operate our vessels profitably, or pay dividends.

The factors that influence demand for dry bulk shipping capacity include:

•
supply of and demand for energy resources, commodities, and semi-finished consumer and industrial products and the location of consumption versus the location of their regional and global exploration production or manufacturing facilities;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions and developments;

•	armed conflicts and terrorist activities, including the ongoing war between Russia and Ukraine and the war outbreak between Israel and Hamas;

•	natural disasters and weather;

•	public health threats, pandemics, such as the COVID-19 pandemic, epidemics, and other disease outbreaks and governmental responses thereto;

•	embargoes and strikes;

•	disruptions and developments in international trade, including trade disputes or the imposition of tariffs on various commodities or finished goods;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other legal or regulatory developments; and

•
political developments, including changes to trade policies or trade wars, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic, or health crises.

Outbreaks of epidemic and pandemic diseases, including COVID-19, and any relevant governmental responses thereto could adversely affect our business, results of operations or financial condition.

Global public health threats, such as the COVID-19 outbreak, influenza and other highly communicable diseases or viruses, outbreaks, which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, as well as the operations of our customers. The COVID-19 pandemic has, among other things, caused factory closures and restrictions on travel, as well as labor shortages or lack of berths, delays and uncertainties relating to newbuildings, drydockings and vessel inspections, shortages or a lack of access to required spare parts and other functions of shipyards.

For example, the outbreak of COVID-19 caused severe global disruptions with governments in affected countries imposing travel bans, quarantines and other emergency public health measures. Companies had also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. Although the incidence and severity of COVID-19 and its variants have diminished, similar restrictions and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels may not be able to call on, or disembark from ports, located in regions affected by the outbreak. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

The extent to which our business, operating results, cash flows, financial condition, financings, value of our vessels, and ability to pay dividends may be negatively affected by a resurgence of COVID-19 or future pandemics, epidemics, or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to, (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) shortages or reductions in the supply of essential goods, services, or labor; and (v) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that an outbreak of a new COVID-19 variant or strain, or any future infectious disease outbreak, pandemic, or epidemic may have on our business, operating results, cash flows, and financial condition, which could be material and adverse.

We are currently dependent on index-linked charters, while in the past a part of our fleet was employed on a spot voyage basis. Any decrease in spot freight charter rates or indices in the future may adversely affect our earnings.

We currently have all of our vessels employed on time charters whose daily rates are linked to the Baltic Capesize Index, or BCI. Although none of our vessels are currently operating in the spot market on a voyage basis, we may employ any additional vessels we may acquire on a spot voyage basis, or on index-linked or fixed rate time charters.

Although the number of vessels in our fleet that are employed on spot voyages or have index-linked or fixed rate charters will vary from time to time, dictated by a multitude of factors and the chartering opportunities before us, we anticipate that a significant portion of our fleet will be affected by the spot freight market or the BCI. As a result, our financial performance will be significantly affected by conditions in the dry bulk spot freight market or the BCI and only our vessels that would operate under fixed-rate time charters would, during the period in which such vessels operate under such time charters, provide a fixed source of revenue to us. If future spot charter rates or indices decline, we may be unable to operate our vessels profitably, and our business, operating results, cash flows and financial condition will be significantly affected.

Historically, spot charter rates and dry bulk charter indices have been volatile as a result of the many conditions and factors that can affect the price of, supply of and demand for dry bulk capacity. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, fixing profitable spot voyages and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates declined below the operating cost of vessels. If future spot charter rates or the BCI decline, then we may be unable to profitably operate our vessels trading in the spot market or on BCI-linked charters profitably or meet our other obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are usually fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases. Spot charter rates are also not uniform globally and may vary substantially between different geographical regions; therefore, realizing opportunities in the spot market will also depend on the geographical location of our vessels at any given time.

Additionally, when our vessels are chartered under a fixed rate time charter, if spot freight rates or short-term time charter rates fall significantly below the time charter equivalent rates that some of our charterers are obligated to pay us under the agreed time charter, the charterers may have an incentive to default on, or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

An over-supply of dry bulk vessel capacity may depress the current charter rates and vessel values and, in turn, adversely affect our profitability.

The market supply of vessels generally increases with deliveries of new vessels and decreases with the recycling of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. In previous years, the market supply of dry bulk vessels had increased due to the high level of new deliveries. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017. In addition, the dry bulk newbuilding orderbook, extending up to 2028, was approximately 8.66% of the existing world dry bulk fleet as of the beginning of December 31, 2023, according to Clarksons Research, and the orderbook may increase further in proportion to the existing fleet. Even though the overall level of the orderbook has declined over the past years, an over-supply of dry bulk vessel capacity could depress the current charter rates. Factors that influence the supply of vessel capacity include:

•	the number of newbuilding orders and deliveries, including delays in new vessels’ deliveries;

•	the number of shipyards and their ability to deliver vessels;

•	potential disruption, including supply chain disruptions, of shipping routes due to accidents or political events;

•	scrapping and recycling rate of older vessels;

•	vessel casualties;

•	the price of steel and vessel equipment;

•	product imbalances (affecting the level of trading activity) and developments in international trade;

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire;

•	vessels’ average speed;

•	technological advances in vessel design and capacity;

•	availability of financing for new vessels and shipping activity;

•	the imposition of sanctions;

•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	port or canal congestion; and

•
changes in market conditions, including political and economic events, wars (including the ongoing conflict between Russia and Ukraine and war outbreak between Israel and Hamas), acts of terrorism, natural disasters (including diseases, epidemics and pandemics) and changes in interest rates or inflation rates.

In addition to the prevailing and anticipated charter rates, factors that affect the rates of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, as well as government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

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

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties, such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, results of operations, financial condition, and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets, and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for goods and oil. Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our vessels. In addition, the cost for crew members, oils and bunkers, and other supplies may increase. Furthermore, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, results of operations, financial condition, and ability to pay dividends.

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, tensions in the Red Sea or Russia and NATO tensions, China and Taiwan disputes, the United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflict in the Middle East, the South China Sea region, and other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, and epidemics or pandemics, such as COVID-19 and its variants, and banking crises or failures, such as the recent Silicon Valley Bank, Signature Bank, and First Republic Bank failures. See also “— Outbreaks of epidemic and pandemic diseases, including COVID-19, and any relevant governmental responses thereto could adversely affect our business, results of operations, or financial condition.”. In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on vessels transiting the Red Sea and their impact on shipping and the world economy is uncertain. If such conditions are sustained, the longer-term net impact on the dry bulk market and our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long current market conditions will last.

In Europe, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the U.S. and other parts of the world. The withdrawal of the U.K. from the European Union, or Brexit, further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, operating results, cash flows and financial condition.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022, was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns. For the year ended December 31, 2023, China’s GDP growth rate recovered to 5.2%, but the economy continues to be weighed down by the ongoing crisis in the property market. It is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, operating results, cash flows and financial condition.

Furthermore, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to employ our vessels. This could have a material adverse effect on our business, operating results, cash flows and financial condition.

Credit markets in the United States and Europe have in the past experienced significant contraction, deleveraging and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities may continue to implement a broad variety of governmental action and/or introduce new financial market regulations. Global financial markets and economic conditions have been, and continue to be, volatile and we face risks associated with the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, and reduced levels of growth, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business, results or operations or impair our ability to borrow under our current financial arrangements or future financial arrangements we may enter into contemplating borrowing from the public and/or private equity and debt markets. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced (or in some cases ceased to provide) funding to borrowers and other market participants, including equity and debt investors and, in some cases, have been unwilling to provide financing on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. In the absence of available financing or financing in favorable terms, we may be unable to complete vessel acquisitions, take advantage of business opportunities or respond to competitive pressures.

Political instability, terrorist attacks or other attacks, war, and international hostilities could affect our business, results of operations, cash flows and financial condition.

We conduct most of our operations outside of the United States and our business, results of operations, cash flows, financial condition, and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions in which our vessels or the vessels we may acquire are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the war between Ukraine and Russia and between Israel and Hamas, Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea), and other countries and geographic areas, geopolitical events, such as Brexit, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities.

Continuing war and recent developments in Ukraine, the Middle East, tensions between the U.S. and Iran, the war between Israel and Hamas, and the conflict in the Red Sea, as well as other geographic countries and areas, terrorist or other attacks, and war (or threatened war) or international hostilities, such as the ones currently in progress between Russia and Ukraine, Israel and Hamas, China and Taiwan, and the U.S. and North Korea, have recently and may in the future lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets and international commerce. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on shipping freight rates, which have experienced volatility. The United States and the United Kingdom, among other countries, as well as the European Union, have announced unprecedented economic sanctions and other penalties against certain persons, entities and activities connected to Russia, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restricting imports of Russian oil, liquefied natural gas and coal. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices, which could result in increased inflation and may trigger a recession in the U.S. and China, among other regions. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation, and cash flows. Since we employ Ukrainian and Russian seafarers, we may face problems in relation to their employment, repatriation, salary payments and be subject to claims to this respect. Moreover, we will be subject to additional insurance premiums in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. These factors may also result in the weakening of the financial condition of our charterers, suppliers, counterparties and other agents in the shipping industry. As a result, our business, operating results, cash flows and financial condition may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

The ongoing war between Russia and Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union or other countries against Russia, trade tariffs or embargoes with uncertain impacts on the markets in which we operate. In addition, the U.S. and certain other North Atlantic Treaty Organization (NATO) countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the drybulk industry, including ours and could create economic uncertainty particularly if such attacks spread to a broad array of countries and networks. Although Ukraine and Russia reached an agreement to extend an arrangement allowing shipment of grain from Ukrainian ports through a humanitarian corridor in the Black Sea in November 2022, Russia terminated this agreement in July 2023. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows.

Furthermore, the intensity and duration of the recently declared war between Israel and Hamas is difficult to predict and its impact on the world economy and our industry is uncertain. Although our business is not directly impacted by the war between Israel and Hamas, the related missile attacks by the Houthi regime in the Red Sea area has led to the diversion of a large part of the world fleet away from the Red Sea, increasing the ton-mile demand for most shipping sectors, including dry bulk, and resulting in higher freight rates. Rerouting away from the most convenient route for connecting East trade to the West and vice versa may, however, lead to increased operational costs and higher revenues. In case our vessels trade or transit via the Red Sea, we may incur increased insurance costs. While much uncertainty remains regarding the global impact of the war between Israel and Hamas, it is possible that such tensions could result in the eruption of further hostilities in other regions, including the Red Sea, and could adversely affect our business, financial condition, results of operation, and cash flows.

In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The ongoing war in Ukraine has resulted in missile attacks on commercial vessels in the Black Sea and the recent outbreak of conflict in the Red Sea has also resulted in missile attacks on vessels. Acts of terrorism and piracy have also affected vessels trading in regions such as the Gulf of Guinea, the Red Sea, the Gulf of Aden off the coast of Somalia, and the Indian Ocean. Any of these occurrences could have a material adverse impact on our future performance, operating results, cash flows, financial position and our ability to pay cash distributions to our shareholders.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.

The operation of an ocean-going vessel carries inherent risks.  These risks include the possibility of:

•             crew strikes and/or boycotts;

•             acts of God;

•             damage to or destruction of vessels due to marine disaster;

•             terrorism, piracy or other detentions;

•             environmental accidents;

•             cargo and property losses or damage; and

•            business interruptions caused by mechanical failure, grounding, fire, explosions and collisions, human error, war, political action in various countries, labor strikes, epidemics or pandemics or adverse weather conditions and other circumstances or events.

Any of these circumstances or events could increase our costs or lower our revenues. Such circumstances could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally, market disruptions, delays and rerouting and could also subject us to litigation. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or result in the imposition of public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to deductibles and caps, or may not cover such losses, and any of these circumstances or events could increase our costs or lower our revenues. Furthermore, the involvement of our vessels and other vessels we may acquire in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The time and costs of repairs are unpredictable and may be substantial. We may have to pay repair costs that our insurance does not cover in full. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs and repositioning, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility and be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities, or both, would decrease our earnings.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating voyage freight rates, although we generally do not directly bear the cost of fuel for vessels operating on time charters. As a result, an increase in the price of fuel may adversely affect our profitability if freight rates fail to rise to the extent required to cover a rise in the cost of fuel. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, the imposition of new regulations adopted by the International Maritime Organization, or IMO, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. While fuel prices remained generally lower in 2023 as compared to 2022 fuel has and may become much more expensive in the future, including as a result of the ongoing war in Ukraine and the sanctions against Russia, the imposition of sulfur oxide emissions limits in January 2020 and reductions of carbon emissions from January 2023 under new regulations adopted by the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Upon redelivery of any vessels at the end of a period time charter or a voyage charter, we may be obligated to repurchase bunkers on board at prevailing market prices, or purchase bunkers to refuel the vessel in case of a voyage charter, which could be materially higher than fuel prices at the inception of the charter period. However, given the current time charter agreements of our vessels and our chartering strategy, this cost is projected to be immaterial in the short to medium term. If in the future we decide to operate vessels on a voyage basis, then fuel would be the largest expense that we would incur with respect to vessels operating on voyage charter. Voyage charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense. We currently cannot guarantee that we will hedge our fuel costs on any prospective future voyage charters, and, therefore, an increase in the price of fuel may negatively affect our profitability and our cash flows.

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

Inflation could have an adverse impact on our business and operating results and subsequently on our financial condition both directly through the increase of operating costs, including crew costs and materials necessary for the operation of our vessels and indirectly through its adverse impact on the world economy in terms of increasing interest rates and slowdown of global growth. Worldwide economies have in the recent past experienced inflationary pressures, with price increases seen across many sectors globally. In response to such inflationary pressures, central banks made steep increases in interest rates, which results in increases to the interest rates available to us for the financing of our operations and investment activity. If central banks continue to increase interest rates, or interest rates otherwise increase significantly, the resulting increase to the interest rates available to us on both existing loans on floating rate and new debt financings or refinancings we may pursue could adversely affect our cash flows and our ability to complete vessel acquisitions, take advantage of business opportunities, or respond to competitive pressures. Furthermore, during 2023, we experienced increased operating costs for crew, spares and lubricants that negatively affected our operating results. Consequently, if inflationary pressures intensify further, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins and result in deterioration of our financial condition.

Whether the present inflationary pressures will transition to a long-term inflationary environment and the effect of such a development on charter rates, vessel demand, and operating expenses in the sector in which we operate are uncertain. Additionally, the monetary tightening implemented by a series of central banks around the world in order to curb inflationary pressures has also significantly increased the probability of an economic recession in the short- to medium-term future.

Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.

We operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk shipping market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedules and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ending March 31 and June 30, and, conversely, our revenues may be stronger during the fiscal quarters ending September 30 and December 31. This seasonality should not affect our operating results if our vessels are employed on fixed rate period time charters, but because our vessels are employed (the vessels we may acquire may be employed) in the spot market or on index-linked or fixed rate charters, seasonality may increase the volatility of and materially affect our operating results and cash flows, as well as our ability to pay dividends, if any, in the future.

Climate change and greenhouse gas restrictions may be imposed.

Due to concern over the risk of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. For instance, the IMO imposed a global 0.5% sulfur cap on marine fuels, down from the previous cap of 3.5%, which came into force on January 1, 2020. In addition, in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to tackle harmful emissions and, which identifies “levels of ambition” towards reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through the implementation of further phases of EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030 compared to 2008 emission levels; and (3) pursuing net-zero greenhouse gas emissions by or around 2050 while pursuing efforts towards phasing them out entirely. These regulations and any additional regulations addressing similar goals could cause us to incur additional substantial expenses. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations” for a discussion of these and other environmental regulations applicable to our operations.

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

Furthermore, on January 1, 2024, the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation is expected to come into effect on January 1, 2025.  The ETS is to apply gradually over the period from 2024 to 2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who assumes all duties and responsibilities for the ship under the ISM Code, as well as the responsibility for full compliance under the ETS. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. If we do not have allowances, we will be forced to purchase allowances from the market, which can be costly, especially if other shipping companies are similarly looking to do the same. New systems, including personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance.  The cost of compliance and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

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

Our operations may be adversely impacted by severe weather, including as a result of climate change.

Tropical storms, hurricanes, typhoons, and other severe marine weather events could result in the suspension of operations at the planned ports of call for our vessels and require significant deviations from planned routes. In addition, climate change could result in an increase in the frequency and severity of these extreme weather events. The closure of ports, rerouting of vessels, damage of production facilities, as well as other delays caused by increasing frequency of severe weather, could stop operations or shipments for indeterminate periods and have a material adverse effect on our business, results or operations, and financial condition.

Increased regulation as well as scrutiny of environmental, social and governance matters may impact our business and reputation.

In addition to the importance of their financial performance, companies are increasingly being judged by their performance on a variety of environmental, social and governance matters, or ESG, which are considered to contribute to the long-term sustainability of companies’ performance.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impact on climate change and human rights, ethics and compliance with laws, and the role of the company’s board of directors in supervising various sustainability issues.

We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. As far as the environmental aspect is concerned, since 2018 we have commenced implementing technical and operational measures aiming to improve the energy efficiency of our vessels and in extension reduce the CO2 emissions of the fleet.  During 2023 the attained EEXI for all our vessels have been calculated in accordance with regulation 23 of MARPOL Annex VI and the 2021 Guidelines on the method of calculation of the attained Energy Efficiency Existing Ship Index (EEXI) (resolution MEPC.333(76)) (EEXI Calculation Guidelines). All EEXI technical files containing the necessary information have been prepared in cooperation with the vessels’ recognized organizations, for which the on-board survey application is in progress. In addition, we have completed various biofuel trials in cooperation with leading charterers and operators. Moreover, we have installed scrubber and ballast water treatment systems, Energy Saving Devices, including artificial intelligence assisted remote performance monitoring systems, applied Existing Vessel Design Index, or EVDI, upgrades, very low friction silicon hull paints and hydrodynamic performance improving technologies, which constitute examples of the environmental practices we have adopted and aim to continue adopting on most of our vessels. We participate in various environmental initiatives in our industry and technical committees promoting various ESG matters. We have also secured and entered into two sustainability-linked financings for five of our vessels. However, in light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet the industry’s or society’s expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

On March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by public companies and in public offerings. The final rules will become effective 60 days following publication of the adopting release in the Federal Register. As an accelerated filer, we will be required to provide the enhanced climate-related disclosures in our annual reports for the year ending December 31, 2026. On March 15, 2024, the Fifth Circuit Court of Appeals stayed application of these rules pending further judicial review, but on March 25, 2024 the Fifth Circuit Court of Appeals ordered the transfer of the petition to the Eighth Circuit Court of Appeals and the dissolution of the administrative stay. The impact of the ongoing litigation with respect to the content of these rules or the timing of their effectiveness is uncertain. Costs of compliance with these new rules may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

During the year ended December 31, 2023, none of our vessels called on ports located in countries subject at that time to comprehensive sanctions and embargoes imposed by the U.S. government or countries identified by the U.S. government or other authorities as state sponsors of terrorism; however, our vessels may call on ports in these countries from time to time in the future on our charterers’ instructions subject to any applicable insurance arrangements and prior approvals, if required. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

 Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. Compliance with this regulation is achieved by using 0.5% sulfur fuels on board; installing “scrubbers” for cleaning of the exhaust gas; or retrofitting vessels to be powered by liquefied natural gas. Nine of our vessels currently have scrubbers installed, while the remaining eight vessels in our fleet comply by burning low sulfur fuel (0.5% or 0.1%). Costs of compliance with these regulatory changes for our non-scrubber vessels or any non-scrubber vessels we may acquire may be significant and may have a material adverse effect on our future performance, results of operations, cash flows, and financial position. We have further developed ship specific implementation plans for safeguarding the smooth transition with the usage of compliant fuels for such vessels that will not be equipped with scrubbers. However, due to the fact that Mediterranean Sea will become a 0.1% sulfur emission control area by May 1, 2025, we may consider installing scrubbers in the rest or some of our vessels, if such investment is deemed beneficial. Costs of ongoing compliance may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See Item 4. “Information on the Company—B. Business Overview—Environmental and Other Regulations—International Maritime Organization.”

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes.  These requirements include, but are not limited to, EU regulations; the U.S. Oil Pollution Act of 1990, or OPA; the U.S. Comprehensive Environmental Response; Compensation and Liability Act of 1980, or CERCLA; the U.S. Clean Air Act, including its amendments of 1977 and 1990, or the CAA; the U.S. Clean Water Act, or the CWA; the U.S. Maritime Transportation Security Act of 2002, or the MTSA; and regulations of the IMO. These include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC; the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of emission control areas, or ECAs, thereunder; the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966, as from time to time amended and generally referred to as the LL Convention; the International Convention on Civil Liability for Bunker Oil Pollution Damage, generally referred to as the Bunker Convention; the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, generally referred to as the ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, generally referred to as the BWM Convention; and the International Ship and Port Facility Security Code, or ISPS.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard.  For all vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards. Vessels are required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Pursuant to the BWM Convention amendments, BWMSs installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 28, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with United States Coast Guard, or USCG, regulations. Amendments to the BWM Convention entered into force in June 2022 concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate. We have installed ballast water treatment systems in all our vessels which comply with the updated guidelines.  Nevertheless, we might incur compliance costs for any vessels we might acquire in the future, which might have a substantial effect on our profitability. Additionally, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate became effective in June 2022.

Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. It intends to replace the VGP scheme and streamline the patchwork of federal, state, and local requirements for the commercial vessel community.  The US Environmental Protection Agency, or EPA, has indicated that new federal discharge standards for vessels may be published in autumn 2024. The VIDA gave the EPA two years to develop new national discharge standards for vessels and the U.S. Coast Guard another two years to develop regulations and best management practices to implement and enforce those standards.  VIDA also specifies that the provisions of the VGP will continue to apply until EPA and the U.S. Coast Guard publish their final regulations, regardless of how long that takes, and that the permit cannot be modified during that time. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. Under VIDA, all provisions of the VGP 2018 and the USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standard. If the USCG spends the full two years to finalize the corresponding enforcement standards, the current 2013 VGP scheme will remain in force until 2026. This rule changes may have financial impact on our vessels and may result in vessels being banned from calling in the U.S. in case compliance issues arise.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security, such as the MTSA, which are the U.S. Coast Guard’s issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. In addition, pursuant to the SOLAS Convention, dry bulk vessels and the ports in which we plan to operate are subject to the ISPS Code. These security procedures can result in seizure of vessel cargo, delays in the loading, discharging or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, vessels. Future changes to the existing security procedures may be implemented that could affect the dry bulk sector. These changes have the potential to impose additional financial and legal obligations on vessels and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative impact on our business, revenues and customer relations.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the Red Sea, the Gulf of Aden off the coast of Somalia, and Indian Ocean and the Gulf of Guinea region off the coast of Nigeria, which has experienced increased incidents of piracy in recent years. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, in the Gulf of Guinea and the Strait of Malacca, with dry bulk vessels particularly vulnerable to such attacks.  Acts of piracy could result in harm or danger to the crews that man our vessels.  Additionally, if piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or if our vessels are deployed in Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew and security equipment costs, including costs that may be incurred to employ onboard security armed guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charterparty, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels could have a material adverse impact on our business, financial condition and results of operations.

The operation of dry bulk vessels has particular operational risks.

The operation of dry bulk vessels has certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during discharging operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during discharging procedures may affect a vessel’s seaworthiness while at sea. Hull fractures in dry bulk vessels may lead to the flooding of the vessels’ holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, and results of operations. In addition, the loss of a vessel could harm our reputation as a safe and reliable vessel owner and operator.

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

A vessel must undergo annual, intermediate and special surveys. The vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. At the beginning, during and at the end of this cycle, every vessel is required to undergo inspection of her underwater parts that usually includes dry-docking. These surveys and dry-dockings can be costly and can result in delays in returning a vessel to operation.

If any vessel does not maintain its class, the vessel will not be allowed to carry cargo between ports and cannot be employed or insured. Any such inability to carry cargo or be employed, or any related violation of the covenants under our loans or other financing agreements, could have a material adverse impact on our financial condition and results of operations.

As we employ seafarers covered by industry-wide collective bargaining agreements, a failure of industry groups to renew such agreements may disrupt our operations and adversely affect our earnings.

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

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, which could negatively impact our business, financial condition, results of operations, and available cash.

A government could requisition for title or hire one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition a vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment of such compensation is uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our financial condition and results of operations.

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

The market value of dry bulk vessels, and Capesize dry bulk carriers in particular, has historically exhibited great volatility. From 2010 until today, the standard 182,000 dwt Capesize yard resale prices have fluctuated from $35.0 million in March 2016 to $74.0 million in March 2010. The fair market value of our vessels is dependent on other factors as well, including:

•	general economic and market conditions affecting the shipping industry, including changes in global dry cargo commodity supply;

•	prevailing levels of charter rates;

•	competition from other shipping companies;

•	sophistication and condition of the vessels;

•	advances in efficiency, such as introduction of autonomous vessels;

•	where the vessel was built and as-built specifications and subsequent modifications and improvements;

•	lifetime maintenance record;

•	supply and demand for vessels;

•	types, sizes, and age of vessels;

•	number of newbuilding deliveries;

•	the cost to order and construct a new vessel;

•	number of vessels scrapped or otherwise removed from the world fleet;

•	the scrap value of vessels;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	decreased costs and increases in use of other modes of transportation;

•	cost of secondhand vessel acquisitions;

•	whether the vessel is equipped with scrubbers;

•	global economic or pandemic-related crises;

•	governmental and other regulations, including environmental regulations;

•	ability of buyers to access financing and capital;

•	technological advances; and

•
the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In addition, as vessels age, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain covenants in our loan agreements and other financing agreements we may enter into, and our lenders or lessors could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with the covenants in our loan agreements and other financing agreements or foreclose their liens. If any of our current or future loan agreements and other financing agreements are accelerated, we may not be able to refinance our debt or obtain additional funding. We expect that we will enter into more loan agreements and other financing agreements in connection with our vessels, the vessels we have agreed to acquire or future vessel acquisitions.  For more information regarding our current loan facilities and other financing agreements, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements.”

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

We may enter into newbuilding contracts in connection with our vessel acquisition strategy. Newbuilding construction projects are subject to risks of delay inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes, work stoppages and other labor disputes, adverse weather conditions, or any other events of force majeure. A shipyard’s failure to deliver a vessel on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results.

We may be unable to obtain financing for the vessels we have agreed to acquire or any vessels we may acquire in the future.

We can offer no assurance that we will be able to obtain the necessary financing either for the secondhand vessels we have agreed to acquire with expected deliveries within 2024 or for the acquisition of any vessels we may acquire in the future, on attractive terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations and complete the acquisition of such vessels and expand the size of our fleet. If we fail to fulfill our commitments thereunder, due to an inability to obtain financing or otherwise, we may also be liable for damages for breach of contract. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations, financial conditions, and cash flows.

If the vessels we have agreed to acquire or may agree to acquire in the future are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

Currently, we have agreed to acquire two Capesize vessels with expected deliveries within 2024 and may acquire additional vessels in the future. A delay in the delivery of any vessels to us, the failure of the contract counterparty to deliver a vessel at all, or us not taking delivery of a vessel could cause us to breach our obligations under the acquisition contract or under a related time charter and become liable for damages for breach of contract or could otherwise adversely affect our financial condition and results of operations. In cases where the fault lies with the contract counterparty, we would be entitled to compensation, but the amount and timing of payment of such compensation is uncertain. In addition, the delivery of any vessel with substantial defects could have similar consequences and, although we intend to inspect the condition of the vessels pre-acquisition, there is no assurance that we will be able to identify such defects. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any secondhand vessels we acquire. Any of these circumstances or events could have a material adverse effect on our business, operating results, cash flows and financial condition.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2023, we had $236.4 million in debt outstanding across our loan facilities, sale and leaseback transactions and financial leases. Moreover, we anticipate that we will incur future indebtedness in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying further vessels or securing such debt financing. Significant levels of debt could have important consequences to us, including the following:

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

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control, as well as the interest rates applicable to our outstanding indebtedness. If the value of our vessels does not sufficiently serve as a security for our lenders, or if our operating income is not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future. For more information regarding our current loan agreements and other financing arrangements, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements.”

Our loan agreements and other financing arrangements contain, and we expect that other future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our loan agreements and financing arrangements, a default by us under one loan agreement or financing arrangement could lead to defaults under multiple loans and financing agreements.

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

For more information regarding our current loan facilities and other financing arrangements, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements.”

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

Our fleet currently consists of 16 Capesize vessels and one Newcastlemax dry bulk vessel and we have agreed to acquire another two secondhand Capesize vessels with expected deliveries within 2024. Moreover, we may acquire additional vessels in the future. Our ability to manage our growth will primarily depend on our ability to:

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

Vessel aging and purchasing and operating secondhand vessels, such as our current fleet, may result in increased operating costs and vessel off-hire, which could adversely affect our financial condition and results of operations.

All of the vessels in our fleet are secondhand vessels. Our inspection of these or other secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and the cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any secondhand vessels we acquire.

As the vessels in our fleet or other secondhand vessels we may acquire age, they may become less fuel efficient and costlier to maintain and will not be as advanced as recently constructed vessels due to improvements in design, technology and engineering, including improvements required to comply with government regulations. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers, which could result in the lower utilization and, therefore, lower revenues.

In addition, charterers actively discriminate against hiring older vessels. Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton, has become a major vetting service in the dry bulk shipping industry, which ranks the suitability of vessels based on a scale of one to five stars. There are carriers that may not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, a potentially deteriorated star rating for our vessels may affect their commercial operation and profitability and vessels in our fleet with lower ratings may experience challenges in securing charters. Effective as of January 1, 2018, Rightship’s age trigger for a dry cargo inspection for vessels over 8,000 dwt changed from 18 years to 14 years, after which an annual acceptable Rightship inspection will be required. Rightship may downgrade any vessel over 18 years of age that has not completed a satisfactory inspection by Rightship, in the same manner as any other vessel over 14 years of age, to two stars, which significantly decreases its chances of entering into a charter. Fifteen and two vessels in our operating fleet have three and four-star risk ratings from Rightship, respectively.

Governmental regulations and safety or other equipment standards related to the age or condition of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Volatility of SOFR and potential changes of the use of SOFR as a benchmark could affect our profitability, earnings, and cash flow.

The calculation of interest in most financing agreements in our industry had been historically based on the London Interbank Offered Rate (“LIBOR”). LIBOR had been the subject of national, international, and other regulatory guidance and proposals for reform. In response thereto, the Alternative Reference Rate Committee, a committee convened by the Federal Reserve Board that includes major market participants, had proposed the CME Group’s forward looking Secured Overnight Financing Rate (“SOFR”) term rates (“SOFR Term Rates”), based on the SOFR rate published by the New York Federal Reserve, as an alternative rate to replace U.S. dollar LIBOR. In December 2022, the Federal Reserve adopted a final rule that implements the Adjustable Interest Rate (LIBOR) Act identifying SOFR-based rates as replacement rates to LIBOR in certain financial contracts that do not have clear or practicable provisions for replacing LIBOR after June 30, 2023, when ICE Benchmark Administration, the administrator of LIBOR, ceased the publication of U.S. dollar LIBOR. While certain existing loan agreements previously used LIBOR, we have amended our loan agreements to transition from LIBOR to SOFR. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities in the repurchase agreement (repo) market. SOFR has been adopted by most lenders in our industry as a replacement benchmark rate.

An increase in SOFR, including as a result of the interest rate increases effected by the Federal Reserve and the Federal Reserve’s recent hike of U.S. interest rates in response to rising inflation, would affect the amount of interest payable under our existing loan agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow, and ability to pay dividends. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to SOFR or other alternative reference rates in the future could have a material adverse effect on us.

In order to manage any future exposure to interest rate fluctuations, we may from time-to-time use interest rate derivatives to effectively fix any floating rate debt obligations, or we may maintain adequate cash balances in Euros. No assurance can, however, be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position, and have the potential to cause us to breach covenants in our loan agreements that require maintenance of certain financial positions and ratios. Interest rate derivatives may also be impacted by the transition to SOFR or to other alternative rates.

The failure of our current or future counterparties to meet their obligations under our current or future contracts, including any charter agreements, could cause us to suffer losses or otherwise adversely affect our business.

We have entered, and plan to enter, into various contracts, including charterparties with our customers, vessel management agreements and other agreements, which subject us to counterparty risks. The ability and willingness of each of our current or future counterparties to perform its obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the dry bulk shipping industry and the industries in which our counterparties operate, the overall financial condition of the counterparties, and the supply and demand for dry bulk commodities.
From time to time, those counterparties may account for a significant amount of our chartering activity and revenues. In addition, in challenging market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charter agreements, and so our customers may fail to pay charter hire or attempt to renegotiate charter rates. Should a charterer fail to honor its obligations to us, it may be difficult to secure substitute employment for such vessel on favorable terms or at all, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could suffer significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our success will depend to a significant extent upon the abilities and efforts of our management team, including our ability to retain key members of our management team and the ability of our management to recruit and hire suitable employees. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our business and results of operations.

Our vessels may suffer damage, and we may face unexpected repair costs, which could adversely affect our cash flow and financial condition.

The operation of an ocean-going vessel carries inherent risks, which include the risk of the vessel or its cargo being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other similar circumstances or events.

If our vessels suffer damage, they may need to be repaired at a shipyard facility. The time and costs of repairs are unpredictable and may be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs and any repositioning costs, would decrease our earnings and reduce the amount of any dividends in the future. We may also be unable to find space at a suitable drydocking facility and be forced to travel to a drydocking facility that is not conveniently located to the position of our vessels. For more information see “—Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.” We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay repair costs not covered by our insurance.

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

We maintain all of our cash with a limited number of financial institutions, including institutions that are located in Greece. These financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Although concerns relating to the sovereign debt crisis have largely been allayed and Greece has emerged from its bailout programs, the stand-alone financial strength of the banks and the anticipated additional pressures stemming from the legacy of the country’s multi-year debt crisis and the COVID-19 pandemic continue to create uncertain economic prospects.

Generally, only a portion of cash balances are covered by insurance in the event of default by a financial institution in Greece or elsewhere. Several banks, including banks in the United States and Switzerland, have recently been subject to extraordinary resolution procedures or sale because of the risk of such a default. In the event of such a default of a financial institution, we may lose part or all of our cash that we hold deposited with such financial institution.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy financial obligations or to pay dividends.

We are a holding company and our subsidiaries, which are all wholly owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by the covenants in our loan agreements, a claim or other action by a third party, including a creditor, and the laws of the British Virgin Islands, the Republic of Liberia, the Republic of the Marshall Islands and Malta, where our vessel-owning or other subsidiaries are incorporated, which regulate the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations.

In addition to its earnings, financial condition, cash requirements and availability, the ability of a subsidiary to make distributions to us could be affected by the covenants in our future loan agreements or other financing arrangements, a claim or other action by a third party, including a creditor, and the laws of its country of incorporation. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations and, consequently, our board of directors may exercise its discretion not to declare or pay any dividend.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We operate in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other independent and state-owned dry bulk vessel owners, some of whom may have substantially greater resources than we do. Competition for the transportation of dry bulk cargoes by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.

Due to our lack of fleet diversification, adverse developments in the maritime dry bulk shipping industry would adversely affect our business, financial condition, and operating results.

Our business currently depends on the transportation of dry bulk commodities, and our fleet consists exclusively of Capesize vessels and one Newcastlemax dry bulk vessel. Our current lack of diversification could make us vulnerable to adverse developments in the maritime dry bulk shipping industry and demand for Capesize vessels in particular, which would have a significantly greater impact on our business, financial condition and operating results than it would if we maintained more diverse assets or lines of business.

We are currently subject to litigation and we may be subject to similar or other litigation in the future.

We have been and may from time to time in the future be involved in various litigation matters. On March 6, 2024, Sphinx Investment Corp., a purported shareholder of the Company, submitted a complaint in the High Court of the Republic of the Marshall Islands naming the Company and the members of its board of directors as defendants. The complaint alleges, among other things, violations of fiduciary duties in connection with the issuance of the Series B Preferred Shares in December 2021. We believe we have substantial defenses and intend to vigorously defend against the lawsuit. Other matters which may arise include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome or effect of any claim or other litigation matter. Furthermore, monitoring and defending against legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. Uncertainty regarding such pending legal actions, even if eventually resolved in our favor, could have an adverse effect on our ability to obtain financing, raise capital, or otherwise execute our business strategy. In addition, legal fees and costs incurred in connection with such activities may be significant, and we could in the future be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations, and financial position. Insurance may not be applicable or sufficient in all cases to reimburse us for the expenses or losses we may suffer in contesting and concluding such litigation, or insurers may not remain solvent. Substantial litigation costs, including a substantial self-insured retention that we may be required to satisfy before any insurance is applied to the claim, may adversely impact our business, operating results, or financial condition.

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

We partly depend on third-party technical and commercial managers for technical and commercial management of our ships. Our operations could be negatively affected if third-party managers fail to perform their services satisfactorily.

Seanergy Shipmanagement Corp., or Seanergy Shipmanagement, our wholly owned ship management subsidiary, provides technical management services to the majority of the vessels in our fleet, namely the M/Vs Dukeship, Fellowship, Friendship, Knightship, Lordship, Worldship, Hellasship, Partnership, Flagship, Patriotship, Honorship, Premiership, Geniuship, Squireship and Paroship and it is expected to undertake the technical management of the M/V Iconship upon her delivery to the Company. In addition, Seanergy Shipmanagement may undertake the technical management for the remaining vessels of our fleet in the future. Seanergy Management Corp., or Seanergy Management, our wholly owned management subsidiary, provides us with certain other management services.

Moreover, we also depend on third-party technical, crew and commercial managers. V.Ships Greece provide us with certain technical, general administrative and support services (including vessel maintenance, crewing, purchasing, shipyard supervision, assistance with regulatory compliance, accounting related to vessels and provisions) for the M/Vs Championship, Friendship and Titanship. V.Ships Greece provides crew management services to the M/Vs Fellowship, Lordship, Knightship, Premiership, Geniuship and Squireship. Global Seaways provides crew management services to the M/Vs Worldship, Dukeship, Hellasship, Partnership, Flagship, Patriotship, Honorship and Paroship. Fidelity provides us with commercial management services for our vessels.

Our operational success partly depends upon V.Ships Greece’s, Global Seaways’ and Fidelity’s satisfactory performance of these services. Our business would be harmed if V.Ships Greece, Global Seaways or Fidelity failed to perform these services satisfactorily. In addition, if our management agreements with any of these third parties were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our existing management agreements.

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

Pursuant to our technical and crew management agreements we pay management fees to our managers as described in “Item 4. Information on the Company - B. Business Overview – Management of our fleet” in exchange for provision of technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, for which we reimburse the technical manager. The management fees are payable whether or not our vessels are employed and regardless of our profitability, and we have no ability to require our managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

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

Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to our 2023 taxable year, and we do not expect to become a PFIC in 2024 or any future taxable year. In this regard, we intend to treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets. There is substantial legal authority supporting this position including case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the shares of our common stock. See “Item 10. Additional Information - E. Taxation – United States Federal Income Tax Consequences – United States Federal Income Taxation of U.S. Holders – Passive Foreign Investment Company Rules” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

We believe that we qualify for exemption from the 4% tax under Section 883 of the Code for our 2023 taxable year.  However, there are factual circumstances beyond our control that could cause us not to have the benefit of the tax exemption under Section 883 in 2024 or future years and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could fail to qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. See the description of the ownership tests which must be satisfied to qualify for exemption under Section 883 of the Code in “Item 10. Additional Information - E. Taxation – United States Federal Income Tax Consequences – Exemption of Operating Income from United States Federal Income Taxation.”

Because the availability of the exemption depends on factual circumstances beyond our control, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2024 or subsequent taxable years. If we or our subsidiaries are not entitled to exemption under Section 883, we or our subsidiaries will be subject to the 4% U.S. federal income tax on 50% of any shipping income such companies derive that is attributable to the transport of cargoes to or from the United States. This tax is a cost, which, if unreimbursed, has a negative effect on our business and results in decreased earnings available for distribution to our shareholders.

We may be subject to tax in the jurisdictions in which we or our vessel-owning or management subsidiaries are incorporated or operate.

In addition to the tax consequences discussed herein, we may be subject to tax in one or more other jurisdictions where we or our subsidiaries are incorporated or conduct activities. We are subject to a corporate flat tax for our subsidiaries in Malta for the period from January 1, 2023 to December 31, 2023 and could be subject to additional taxation in the future in Malta or other jurisdictions where our subsidiaries are incorporated or do business. The amount of any such tax imposed upon our operations or on our subsidiaries’ operations may be material and could have an adverse effect on our earnings.

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

Our Company’s corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit option, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. For a list of the practices followed by us in lieu of Nasdaq’s corporate governance rules, we refer you to “Item 16G. Corporate Governance” in this annual report. To the extent we rely on these or other exemptions our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

Our vessels may be chartered to Chinese customers and from time to time on our charterers’ instructions, our vessels and other vessels we may acquire may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well publicized and may not be known to us or our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities, could affect our vessels and other vessels we may acquire if chartered to Chinese customers as well as our vessels and other vessels we may acquire calling to Chinese ports and could have a material adverse impact on our business, financial conditions and results of operations.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation, or GDPR, which related to the collection, use, retention, security, processing and transfer of personally identifiable information about our customers and employees, may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and continue to invest in, reasonably necessary resources to comply with evolving standards.

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Non-compliance with GDPR or other data privacy laws may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, and results of operations.

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. The safety and security of our vessels as well as our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. Despite our cybersecurity measures, a successful cyber-attack, including as a result of spam, targeted phishing type emails and ransomware attacks, or other breaches of or significant interruption or failure of our information technology systems, could materially disrupt our operations and their safety, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of or significant interruption or failure of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer.

Additionally, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. Any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The war between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations.  We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches and, therefore, it is difficult to assess the likelihood of such threat and any potential impact at this time.

In July 2023, the SEC adopted rules requiring the mandatory disclosure of material cybersecurity incidents, as well as cybersecurity governance and risk management practices. A failure to disclosure could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels may call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject such vessels to forfeiture to the government of these jurisdictions. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessels and whether with or without the knowledge of any member of our crew, we may face reputational damage and governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows and financial condition, as well as our ability to maintain cash flows, including cash available for distributions to pay dividends to our shareholders. Under some jurisdictions, vessels used for the conveyance of illegal drugs could be subject to forfeiture proceedings by the government of such jurisdiction.

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

In addition, as of March 28, 2024, we may be obliged to issue additional common shares pursuant to the terms of outstanding warrants as follows:

•            27,304 common shares issuable upon the exercise of outstanding Class D warrants at an exercise price of $13.89 per share, which warrants were issued in our public offering which closed on April 2, 2020 and expire in April 2025; and

•             269,459 common shares issuable upon the exercise of outstanding Class E Warrants at an exercise price of $4.89 per share, which warrants were issued in our underwritten public offering which closed on August 20, 2020 and which expire in August 2025.

In addition, we may from time to time issue and sell up to an aggregate amount of $30 million of common shares pursuant to the ATM Sales Agreement we have entered into with B. Riley Securities, Inc., as sales agent, as described on our Form 6-K filed with the Commission on December 15, 2023.

Our issuance of additional common shares upon the exercise of such warrants would cause the proportionate ownership interest in us of our existing shareholders, other than the exercising warrant, to decrease; the relative voting strength of each previously outstanding common share held by our existing shareholders to decrease; and, depending on our share price when and if these warrants are exercised, may result in dilution to our shareholders.

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

On December 29, 2023, the closing price of our common shares on the Nasdaq Capital Market was $7.83 per share, as compared to $8.70, which was the closing price on March 28, 2024. In addition, there has from time to time in the past been significant volatility in our trading volumes on the Nasdaq Capital Market and volatility in our intra-day common share price. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects.

The stock markets in general, and the markets for dry bulk shipping and shipping stocks in particular, have experienced extreme price and volume volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common shares.

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

Anti-takeover provisions in our restated articles of incorporation, as amended, and fourth amended and restated bylaws could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our restated articles of incorporation, as amended, and fourth amended and restated bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-take-over provisions could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that some shareholders may consider favorable.

These provisions:

•             authorize our board of directors to issue “blank check” preferred stock without shareholder approval, including preferred shares with superior voting rights, such as the Series B Preferred Shares;

•             provide for a classified board of directors with staggered, three-year terms;

•             permit the removal of any director only for cause;

•             prohibit shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•             limit the persons who may call special meetings of shareholders; and

•             establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at meetings of shareholders.

In addition, we have entered into an amended and restated shareholders’ rights agreement that makes it more difficult for a third party to acquire us without the support of our board of directors. See “Description of Securities” filed as Exhibit 2.5 hereto for a description of our amended and restated shareholders rights agreement. These anti-takeover provisions, along with provisions of our amended and restated shareholders rights agreement, could substantially impede the ability of our shareholders to impose a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

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

Our corporate affairs are governed by our restated articles of incorporation, as amended, our fourth amended and restated bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

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

 As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands and other offshore jurisdictions such as the Republic of Liberia and the British Virgin Islands, our operations may be subject to economic substance requirements.

The Council of the European Union, or the Council, routinely publishes a list of “non-cooperative jurisdictions” for tax purposes, which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. In 2019, the Republic of the Marshall Islands and the British Virgin Islands, among others, were placed by the E.U. on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, each was removed from the list of noncooperative jurisdictions within 2019. In February 2023, the Republic of the Marshall Islands and the British Virgin Islands (among others) were placed by the E.U. on the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirement, and were subsequently removed from such list in October 2023. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, increased monitoring and audits, withholding taxes and non-deductibility of costs, and although we are not currently aware of any such measures being adopted they can be adopted by one or more EU members states in the future. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits certain E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. Several of our subsidiaries are organized in the Republic of the Marshall Islands, the British Virgin Islands and the Republic of Liberia. The Marshall Islands have enacted economic substance regulations relating to, inter alia, shipping business activities, with which we are obligated to comply. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands. The British Virgin Islands have enacted similar legislation.

If we fail to comply with our obligations under such regulations or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or with respect to the Marshall Islands economic substance requirements, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity or struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results. Accordingly, any implementation of, or changes to, any of the economic substance regulations that impact us could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect our business, financial condition or results of operations.

We do not know (i) if the E.U. will once again add the Republic of the Marshall Islands or the British Virgin Islands to, or add the Republic of Liberia to, the list of non-cooperative jurisdictions, (ii) what actions the jurisdictions may take, if any, to remove itself from such list if it should be placed back on the list of non-cooperative jurisdictions, (iii) how quickly the E.U. would react to any changes in legislation of the relevant jurisdictions, or (iv) how E.U. banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries during a period if the jurisdictions are placed on the list of non-cooperative jurisdictions. The effect of the E.U. list of non-cooperative jurisdictions, and any non-compliance by us with any legislation or regulations adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

Our fourth amended and restated bylaws provide that the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our fourth amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for (i) any shareholders’ derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the BCA (as amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine. This forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits with respect to such claims.

We may not achieve the intended benefits of having a forum selection provision if it is found to be unenforceable.

Our fourth amended and restated bylaws include a forum selection provision as described above. However, the enforceability of similar forum selection provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provision contained in our fourth amended and restated bylaws to be inapplicable or unenforceable in such action. In particular, Section 27 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act of 1933, as amended (the “Securities Act”), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Shareholders’ derivative actions, including those arising under the Exchange Act or Securities Act, are subject to our forum selection provision. To the extent that the exclusive forum provision would apply to restrict the courts in which our shareholders may bring claims arising under the Exchange Act or the Securities Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such a provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. If a court were to find the forum selection provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we could be required to litigate claims in multiple jurisdictions, incur additional costs associated with resolving such action in other jurisdictions, or otherwise not receive the benefits that we expect our forum selection provisions to provide, which could adversely affect our business, financial condition and results of operations.

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

Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities. We currently operate 16 Capesize dry bulk vessels and one Newcastlemax dry bulk vessel with a cargo-carrying capacity of approximately 3,054,820 dwt and an average fleet age of 13.1 years. The Company has agreed to purchase two secondhand Capesize dry bulk vessels with expected deliveries within 2024. Upon the completion of these deliveries, the Company’s operating fleet will consist of 18 Capesize dry bulk vessels and one Newcastlemax dry bulk vessel with an aggregate cargo carrying capacity of approximately 3,417,608 dwt.

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

History and Development

Business Development and Capital Expenditures and Divestitures

On February 19, 2021, we issued 4,415,000 of our common shares in a registered direct offering for a purchase price of $17.00 per common share, for aggregate gross proceeds of approximately $75.1 million.

During 2021, we entered into seven separate definitive agreements with certain unaffiliated third parties to purchase seven Capesize vessels having an aggregate cargo-carrying capacity of approximately 1,256,400 dwt for an aggregate gross purchase price of $193.2 million funded through a combination of cash on hand and debt financing.

On March 24, 2021, we issued 95,573 common shares to Jelco Delta Holding Corp., or JDH, following JDH’s exercise of its pre-funded warrants from the December 30, 2020 transaction. Please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements – JDH Transactions”.

On August 10, 2021, our board of directors authorized a share repurchase plan of up to $17 million of our outstanding common shares or other securities, which has been substantially completed. Pursuant to the plan, we have repurchased common shares for $1.7 million, a common stock purchase warrant for $1.0 million and two convertible notes with an aggregate principal amount of $13.95 million (discussed below).

On September 30, 2021, we sold the M/V Leadership to an unaffiliated third party for a gross sale price of $12.6 million.

Between January 15, 2021 and October 1, 2021, we issued 3,226,371 of our common shares pursuant to exercises of outstanding Class E warrants with gross proceeds of $22.6 million.

Through a series of transactions during the period of November and December 2021, we repurchased 170,210 of our outstanding common shares at an average price of approximately $9.93.

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

During 2022, we entered into two separate definitive agreements with certain unaffiliated third parties to purchase two Capesize vessels having an aggregate cargo-carrying capacity of approximately 361,415 dwt for an aggregate gross purchase price of $65.6 million funded through a combination of cash on hand and debt financing.

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

On March 9, 2022, we initiated quarterly cash dividends and declared a quarterly dividend of $0.25 per share with respect to the fourth quarter of 2021 and a special dividend of $0.25 per share, which were paid on April 5, 2022.

On March 10, 2022, we voluntarily prepaid another $5.0 million of the outstanding balance of the Second JDH Note using cash on hand.

On May 13, 2022, our previously issued Class B Warrants, trading under the symbol SHIPZ, expired.

On May 27, 2022, we declared a quarterly cash dividend of $0.25 per share for the first quarter of 2022 which was paid on July 14, 2022 to all shareholders of record as of June 28, 2022.

On June 21, 2022, United’s application to list its common shares on the Nasdaq Capital Market was approved. The registration statement on Form 20-F, filed by United in connection with its spin-off from us (the “Spin-Off”), was declared effective by the SEC. To effect the Spin-Off, we contributed the vessel-owning subsidiary of the M/V Gloriuship to United along with $5.0 million in working capital, in connection with the distribution of (i) all of United’s issued and outstanding common shares to our shareholders, (ii) 40,000 of United’s Series B preferred shares, par value $0.0001 to the holder of all of our issued and outstanding Series B preferred shares and (iii) 5,000 of United’s 6.5% Series C Cumulative Convertible Perpetual Preferred Shares to us. Our common shareholders received one United common share for every 11.8 Seanergy common shares held at the close of business on June 28, 2022. The Spin-Off was effective upon the distribution of United’s common shares on July 5, 2022.

On June 28, 2022, our board of directors authorized a new share repurchase plan pursuant to which we could repurchase up to $5.0 million of our outstanding common shares, convertible note, and warrants (the “June 2022 Repurchase Plan”). On November 28, 2022, the board of directors authorized the extension of the June 2022 Repurchase Plan until December 31, 2023, and subsequently terminated it on December 13, 2023 in connection with the adoption of another repurchase plan. 362,161 common shares were repurchased under this plan before its termination, for an aggregate price of $1,582,664.

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

On August 1, 2022, we received written notification from the Nasdaq Stock Market indicating that because the closing bid price of our common stock for 30 consecutive business days, from June 16, 2022 to July 29, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is was 180 days, or until January 30, 2023. A second grace period until July 31, 2023 was granted by Nasdaq.  On February 16, 2023, at the opening of trading, we effected a one-for-ten reverse stock split of our common stock in order to cure the deficiency of the Nasdaq minimum bid price requirement originally communicated to us on August 1, 2022. On March 3, 2023, we received a letter from the Nasdaq Stock Market confirming that we regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock and this matter is now closed.

On August 2, 2022, we declared a quarterly cash dividend of $0.25 per share for the second quarter of 2022 which was paid on October 11, 2022 to all shareholders of record as of September 25, 2022.

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

On November 30, 2022, we commenced a tender offer to purchase our outstanding Class E Warrants to purchase one common share, par value $0.0001, at a price of $0.20 per warrant. The tender offer expired at 5:00 P.M., Eastern Time, on January 10, 2023. A total of 4,038,114 Class E Warrants were tendered under the tender offer, representing approximately 47% of the outstanding Class E Warrants at the time of the tender offer.

On November 29, 2022, we declared a quarterly cash dividend of $0.25 per share for the third quarter of 2022 which was paid on January 30, 2023 to all shareholders of record as of December 28, 2022.

On December 22, 2022, we released our first Environmental, Social and Governance Report (“2021 ESG Report”) for the year ended December 31, 2021. The 2021 ESG Report provides an overview of our policies relating to environmental, social and governance commitments of the Company and has been developed in accordance with the Global Reporting Initiative Standards and the Sustainability Accounting Standards Board.

On December 27, 2022, we entered into definitive agreements to sell the 2005-built M/V Goodship and the 2006-built M/V Tradership, the oldest vessel in our fleet, to United, a related party for an aggregate gross sale price of $36.3 million. The M/V Goodship and the M/V Tradership were delivered to United on February 10, 2023 and February 28, 2023, respectively.

On January 3, 2023, we repaid another $8.0 million of the outstanding balance of the Second JDH Note using cash on hand, leaving approximately $3.2 million outstanding.

On March 13, 2023, we declared a quarterly cash dividend of $0.025 per share for the fourth quarter of 2022, which was paid on April 25, 2023 to all shareholders of record as of March 31, 2023.

On May 9, 2023, we entered into a 12-month bareboat charter agreement with an unaffiliated third party in Japan for a 2011-built Newcastlemax dry bulk vessel of 207,855 dwt built at Nantong COSCO KHI Ship Engineering Co Ltd. The vessel was renamed M/V Titanship and delivered to us on October 24, 2023. The bareboat charter agreement required a down payment of $7.0 million and includes a daily charter rate of $9,000 over the period of the bareboat charter and a purchase option of $20.2 million at the end of the bareboat charter. In aggregate, the acquisition cost for the vessel, following the exercise of the purchase option, will be approximately $30.5 million.

On May 24, 2023, we declared a quarterly cash dividend of $0.025 per share for the first quarter of 2023 which was paid on July 6, 2023 to all shareholders of record as of June 22, 2023.

On July 6, 2023, we announced that we repurchased 362,161 common shares at an average price of approximately $4.35 per share pursuant to the June 2022 Repurchase Plan.

On August 1, 2023, we declared a quarterly cash dividend of $0.025 per common share for the second quarter of 2023 which was paid on October 6, 2023 to all shareholders of record as of September 22, 2023.

On November 13, 2023, we declared a quarterly cash dividend of $0.025 per common share for the third quarter of 2023 which was paid January 10, 2024 to all shareholders of record as of December 22, 2023.

On December 1, 2023, we accomplished a strategic partnership under the European Union funded SAFeCRAFT Project Consortium (“SAFeCRAFT”), a breakthrough initiative concerning the utilization of alternative fuels. SAFeCRAFT aims to demonstrate the safety and viability of Sustainable Alternative Fuels (“SAFs”) in seaborne transportation, accelerating the adoption of SAFs technologies. Seanergy will provide one of its existing, conventionally fueled Capesize vessels as the demonstrating vessel under SAFeCRAFT which will be retrofitted to utilize hydrogen (H2) as the main energy source for electric power generation. This system is also expected to cover a portion of the vessel’s propulsion requirements and, therefore, to reduce reliance on conventional fuels. This project has a duration of 48 months starting from December 2023 and is co-funded by the consortium partners and the European Union’s key funding program for research and innovation, the “Horizon Europe” program, aligning with the FuelEU Maritime 2040 targets and demonstrating a decisive ambition to achieve a 26% reduction of CO2eq in an existing vessel.

On December 6, 2023, we released our Environmental, Social and Governance Report for the year ended December 31, 2022 (“2022 ESG Report”). The 2022 ESG Report provides an overview of our policies relating to environmental, social and governance commitments of the Company and has been developed in accordance with the Global Reporting Initiative Standards and the Sustainability Accounting Standards Board.

On December 14, 2023, we announced that our Board of Directors authorized a new $25 million buyback program which could be utilized to repurchase our common shares and other securities. We also announced that our Chief Executive Officer intends to purchase an additional aggregate of up to $1,000,000 of our common shares in the open market, and that he had already purchased 200,000 of our common shares in the open market in 2023 to such date in an aggregate amount of $1,101,167, for an average purchase price of $5.43 per share.

On December 14, 2023, we entered into an ATM Sales Agreement with B. Riley Securities, Inc., as sales agent, pursuant to which we may issue and sell, from time to time, through or to the sales agent, up to an aggregate of $30 million of its common shares, par value $0.0001 per share. Up to the date of this report, the Company has issued and sold 309,634 common shares under the program at an average price of $7.87 per share, resulting in gross proceeds of $2.5 million.

On December 29, 2023, we repaid the remaining balance of $3.2 million on the Second JDH Note, as described herein.

In 2024 to date, we have issued 180,000 of our common shares pursuant to exercises of outstanding Class E warrants with gross proceeds of $0.9 million.

On February 5, 2024, we agreed to acquire a 181,392 dwt Capesize bulk carrier, built in 2013 in Japan, which will be renamed M/V Iconship. The purchase price of $33.7 million is expected to be funded through a combination of cash on hand and debt financing. The M/V Iconship is expected to be delivered between April and June 2024.

On March 5, 2024, we declared a quarterly dividend of $0.025 per common share for the fourth quarter of 2023 and a special dividend of $0.075 per common share, both payable on or about April 10, 2024 to all shareholders of record as of March 25, 2024.

On March 18, 2024, we agreed to acquire a 181,396 dwt Capesize bulk carrier, built in 2012 in Japan. The purchase price of $35.6 million is expected to be funded through a combination of cash on hand and debt financing. The vessel is expected to be delivered between July and October 2024.

B.	Business Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities.  We currently operate 16 Capesize dry bulk vessels and one Newcastlemax dry bulk vessel with a cargo-carrying capacity of approximately 3,054,820 dwt and an average fleet age of 13.1 years. Upon the completion of the delivery of the two secondhand Capesize vessels we have agreed to acquire with expected deliveries during 2024, we will operate 18 Capesize vessels and one Newcastlemax dry bulk vessel, with a cargo-carrying capacity of approximately 3,417,608 dwt.

We believe we have established a reputation in the international dry bulk shipping industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets, and who have strong ties to a number of international charterers.

Our Current Fleet

The following table lists the vessels in our fleet as of the date of this annual report:

Vessel Name	Year Built	Dwt	Flag	Yard	Type of Employment
Titanship	2011	207,855	LIB	NACKS	T/C Index Linked(1)
Patriotship	2010	181,709	MI	Imabari	T/C Index Linked(2)
Dukeship	2010	181,453	MI	Sasebo	T/C Index Linked(3)
Worldship	2012	181,415	MI	Koyo-Imabari	T/C Index Linked(4)
Paroship	2012	181,415	LIB	Koyo-Imabari	T/C Index Linked(5)
Hellasship	2012	181,325	LIB	Imabari	T/C Index Linked(6)
Honorship	2010	180,242	MI	Imabari	T/C Index Linked(7)
Fellowship	2010	179,701	MI	Daewoo	T/C Index Linked(8)
Championship	2011	179,238	MI	Sungdong SB	T/C Index Linked(9)
Partnership	2012	179,213	MI	Hyundai	T/C Index Linked(10)
Knightship	2010	178,978	LIB	Hyundai	T/C Index Linked (11)
Lordship	2010	178,838	LIB	Hyundai	T/C Index Linked(12)
Friendship	2009	176,952	LIB	Namura	T/C Index Linked(13)
Flagship	2013	176,387	MI	Mitsui	T/C Index Linked(14)
Geniuship	2010	170,057	MI	Sungdong SB	T/C Index Linked(15)
Premiership	2010	170,024	MI	Sungdong SB	T/C Index Linked(16)
Squireship	2010	170,018	LIB	Sungdong SB	T/C Index Linked(17)

(1)         Chartered by Olam and delivered to the charterer October 28, 2023, for a period of minimum 11 to about 14 months at a daily charter hire based on a significant premium over the daily BCI. In addition, the T/C provides us with the option to convert the variable charter hire to a fixed rate for a period between two and 12 months priced at the prevailing Capesize Forward Freight Agreement rate, or FFA, rate for the selected period.

(2)         Chartered by Glencore and delivered to the charterer on November 19, 2022 for a period of about 12 to about 18 months. The gross daily rate of the T/C is based on a premium over the daily BCI and features a scrubber profit sharing scheme. In addition, the T/C provides us the option to convert the variable charter hire to a fixed rate for a period of between one and nine months priced at the prevailing Capesize FFA for the selected period. On September 22, 2023, we declared our option to extend the time charter agreement for six additional months to the original charter period. The extended period commenced on November 3, 2023. On February 26, 2024, Glencore agreed for a new extended period commencing after the maximum duration of the original period for a duration of minimum January 2025 up to maximum April 2025, while all other main terms of the time charter remain the same.

(3)         Chartered by NYK and delivered to the charterer on December 1, 2021 for a period of about 13 to about 18 months. The daily charter hire is based on a premium over the daily BCI. In addition, the time charter provides us the option to convert the variable charter hire to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA for the selected period. On March 17, 2023, NYK agreed to extend the T/C agreement in direct continuation from the maximum duration of the original period of the charter, for a periof of about 11 to maximum 15 months, while all other main terms of the time charter remain materially the same.

(4)         Chartered by NYK and delivered to the charterer on February 1, 2024 for a period of minimum 21 to about 24. The gross daily rate of the time charter agreement is based at a premium over the daily BCI and features a scrubber profit sharing scheme. In addition, the T/C provides us the option to convert the variable charter hire to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA rate for the selected period.

(5)         Chartered by Oldendorff and delivered to the charterer on January 12, 2023 for a period of about 10 months to maximum December 31, 2023. The daily charter hire is based on a premium over the daily BCI and features a scrubber profit sharing scheme. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and nine months priced at the prevailing Capesize FFA for the selected period. On November 24, 2023, Oldendorff agreed to extend the time charter agreement in direct continuation from the previous agreement. On January 1, 2024, the new time charter period commenced for a duration of about 20 months to about 24 months, while all other main terms of the time charter remain materially the same.

(6)         Chartered by NYK and delivered to the charterer on May 10, 2021 for a period of minimum 11 to maximum 15 months. In addition, the T/C provides us the option to convert the variable charter hire to a fixed rate for a period between two and 12 months priced at the prevailing Capesize FFA rate for the selected period. In April 2022, the charter period was extended for minimum December 31, 2023 to maximum March 31, 2024 at a daily charter hire based on a premium over the BCI and on December 25, 2023, the time charter period was extended in direct continuation from the previous agreement. The new time charter period commenced on December 31, 2023 for a duration of minimum 12 months to maximum 16 months.

(7)          Chartered by NYK and delivered to the charterer on June 30, 2022 for a period of about 20 to about 24 months from the delivery date. The daily charter hire is based on a premium over the daily BCI. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA for the selected period.

(8)         Chartered by Anglo American, a leading global mining company, and delivered to the charterer on June 18, 2021 for a period of minimum 12 to about 15 months. In May 2022, the charter period was extended for minimum 20 to about 24 months with commencement from October 3, 2022 at a daily charter hire based on a premium over the BCI. In addition, the time charter provides us with the option to convert the variable charter hire to a fixed rate for a period of between three and 12 months priced at the prevailing Capesize FFA for the selected period.

(9)         Chartered by Cargill and delivered to the charterer on April 24, 2023 under a new T/C agreement for a period of about 24 to 30 months at an index linked rate, at a premium over the daily BCI and a new scrubber profit share scheme, with us receiving the majority of the monetary benefit. In addition, the time charter provides us with the option to convert the variable charter hire to a fixed rate for a period of between three and nine months priced at the prevailing Capesize FFA for the selected period.

(10)        Chartered by a major European utility and energy company and delivered to the charterer on September 11, 2019 for a period of minimum 33 to maximum 37 months with two optional periods of about 11 to maximum 13 months, at a daily rate based on a premium over the daily BCI and a scrubber profit sharing scheme. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between three and 12 months priced at the prevailing Capesize FFA for the selected period. In August 2022, the charterer of the M/V Partnership agreed to exercise the first optional period extending the T/C. On November 9, 2023 the second optional period commenced for a duration of about 11 months to a maximum of 13 months. For the second optional period, the fuel profit share of the Company is increased, while all other terms of the time charter remain materially the same.

(11)        Chartered by Glencore and delivered to the charterer on May 15, 2020 for a period of about 36 to about 42 months with two optional periods of 11 to 13 months. The daily charter hire is based on a premium over the daily BCI and features a scrubber profit sharing scheme. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between one and nine months priced at the prevailing Capesize FFA for the selected period. On March 28, 2023, Glencore agreed to exercise the first optional period extending the T/C after the maximum original period for a period of about 11 months to about 13 months including the option to us to convert this charter party to a fixed rate based on prevailing Capesize FFA for the selected period.

(12)       Chartered by a major European utility and energy company and delivered on October 1, 2023 for a duration until August 1, 2024 or September 30, 2024, in direct continuation from the previous agreement, at a daily charter hire based on the daily BCI. For the extended period, the fuel profit share of the Company has increased, the T/C provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between three and 12 months priced at the prevailing Capesize FFA for the selected period, while all other main terms of the time charter remain materially the same.

(13)       Chartered by NYK and delivered to the charterer on July 29, 2021 for a period of minimum December 31, 2023 to maximum March 31, 2024. The daily charter hire is based on a premium over the daily BCI. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA for the selected period. On December 25, 2023, the charterer agreed to extend the T/C agreement in direct continuation, with commencement from December 31, 2023, for minimum 12 to maximum 16 months, while all other main terms of the time charter remain materially the same.

(14)       Chartered by Cargill and delivered to the charterer on May 10, 2021 for a period of 60 months. The daily charter hire is based on a premium over the daily BCI minus $1,325 per day. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between three and 12 months priced at the prevailing Capesize FFA for the selected period.

(15)       Chartered by NYK and delivered to the charterer on February 5, 2022 for a period of about 11 to about 15 months. The daily charter hire is based on the daily BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and 12 months priced at the prevailing Capesize FFA for the selected period. On February 8, 2023, NYK agreed to extend the T/C agreement in direct continuation with commencement from May 20, 2023, for a period of about 11 months to a maximum of 15 months, while all other terms of the T/C remain unaltered.

(16)        Chartered by Glencore and delivered to the charterer on November 29, 2019 for a period of 36 to 42 months with two optional periods of 11 to 13 months. The first optional period commenced after the 42nd month for a period until May 29, 2023.  On November 17, 2023, Glencore exercised the second optional period which is expected to commence on April 29, 2024 for a period of minimum 11 to maximum 13 months at a rate based on the daily BCI and a scrubber profit sharing scheme. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between one and nine months priced at the prevailing Capesize FFA for the selected period.

(17)       Chartered by Glencore and delivered to the charterer on December 19, 2019 for a period of 36 to 42 months with two optional periods of 11 to 13 months. The first optional period commenced after the 42nd month for a period until June 18, 2023.  On November 17, 2023, Glencore exercised the second optional period which is expected to commence on May 19, 2024 for a period of minimum 11 to maximum 13 months at a rate based on the daily BCI and a scrubber profit sharing scheme. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between one and nine months priced at the prevailing Capesize FFA for the selected period.

Key to Flags: MI – Marshall Islands, LIB – Liberia.

Our Business Strategy

We currently operate 16 Capesize vessels and one Newcastlemax dry bulk vessel. We also intend to continue to review the market from time to time in order to identify potential acquisition targets which will be accretive to our earnings per share. Our acquisition strategy mainly focuses on secondhand Capesize dry bulk vessels, although we may acquire vessels in other sectors which we believe offer attractive investment opportunities.

Management of Our Fleet

We manage our vessels’ operations, insurances and bunkering and have the general supervision of our third-party technical and commercial managers. In addition, we provide certain management services to vessels owned or operated by United.

Seanergy Shipmanagement, our wholly owned subsidiary, provides technical management services to the majority of the vessels of our fleet, namely the M/Vs Dukeship, Fellowship, Friendship, Knightship, Lordship, Worldship, Hellasship, Partnership, Flagship, Patriotship, Honorship, Premiership, Geniuship, Squireship and Paroship. In 2023 we paid a monthly fee of $14,000 and $10,000 per vessel for fourteen and one vessel, respectively, to Seanergy Shipmanagement. In addition, in 2023 we paid a monthly fee of $10,000 for the M/V Goodship which was sold to United in February 2023. Since January 1, 2024, we are paying a monthly fee of $14,000 and $10,000 per vessel for fourteen and one vessel, respectively, to Seanergy Shipmanagement. These technical management services include, inter alia, day-to-day operations, general administrative and support services, drydocking, bunkering, insurance arrangements and accounting related to vessels and provisions. These amounts are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements.

V.Ships Greece, an independent third party, currently provides technical management services to three of our vessels, the M/Vs Championship, Friendship and Titanship, that includes general administrative and support services, such as crewing and other technical management services, accounting related to vessels and provisions. V.Ships Limited was providing us with technical management services for three of our vessels in 2023. Pursuant to our technical management agreements with V.Ships Greece, in 2023 we paid monthly fees of $9,167 per vessel. In 2023 we also paid a monthly fee of $9,167 for the M/V Goodship which was sold to United in February 2023. In addition, in 2023 we paid to V.Ships Limited monthly fees of $9,013 for the M/V Geniuship until end January 2023, the M/V Squireship until mid-February 2023 and the M/V Tradership which was sold to United in February 2023. From January 1, 2024 onwards, we are paying a monthly fee of $10,000 per vessel to V.Ships Greece in exchange for providing these technical, support and administrative services. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, which are reimbursed by us to V.Ships Greece. These technical management agreements are for an indefinite period until terminated by either party, giving the other notice in writing, in which event the applicable agreement shall terminate after one or two months from the date upon which such notice is received.

Seanergy Management has entered into a commercial management agreement with Fidelity, an independent third party, pursuant to which Fidelity provides commercial management services for all of the vessels in our fleet. Under the commercial management agreement, we have agreed to reimburse Fidelity for all reasonable running and/or out-of-pocket expenses, including but not limited to, telephone, fax, stationary and printing expenses, as well as any pre-approved travelling expenses. In addition, we have agreed to pay the following fees to Fidelity, (i) an annual fee of EUR 120,000 net payable in equal monthly payments and (ii) commission fees equal to 0.15% calculated on the collected gross hire/freight/demurrage payable when the relevant hire/freight/demurrage is collected. The fees under (i) and (ii) are capped at $0.4 million net per year. The commercial management agreement may be terminated by either party upon giving one-month prior written notice to the other party.

V.Ships Greece and Global Seaways provide crew management services to six and eight vessels of our fleet, respectively. V.Ships Limited and Anglo-Eastern Crew Management (Asia) Limited were providing us with crew management services for certain of our vessels in 2023. From January 1, 2023 to May 21, 2023, we paid a monthly fee of $2,000 per vessel to V.Ships Limited and from May 22, 2023 to December 31, 2023, a monthly fee of $2,100 per vessel to V.Ships Greece. In addition, in 2023 we paid a monthly fee of $90 per crew member or around $2,000 per vessel to Global Seaways and a monthly fee of $2,000 per vessel to Anglo-Eastern Crew Management (Asia) Limited. Since January 1, 2024, we are paying a monthly fee of $2,200 per vessel to V.Ships Greece and a fee of $90 per crew member or around $2,000 to Global Seaways.

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

The Dry Bulk Shipping Industry

The global dry bulk vessel fleet is divided into four categories based on a vessel’s carrying capacity.  These categories are:

Capesize. Capesize vessels have a carrying capacity exceeding 100,000 dwt. A sub-sector of the Capesize category is the Newcastlemax.  Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.  Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

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

Customers

Our customers include or have included national, regional and international companies.  Customers individually accounting for more than 10% of our revenues during the years ended December 31, 2023, 2022 and 2021 were:

Customer	2023	2022	2021
A	28%	24%	15%
B	25%	17%	23%
C	18%	18%	13%
D	12%	15%	11%
E	-	-	10%
Total	83%	74%	72%

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

Our ESG Initiatives

Environmental

We comply with all applicable environmental regulations in a timely and efficient manner, and we implement measures to further reduce our carbon footprint, improve our environmental performance and protect the marine environment. We continuously monitor the performance of our vessels through remote performance monitoring systems and advanced data management systems and take action to improve the energy efficiency of our fleet both operationally and technically, in view of the greenhouse gas (GHG) strategy set for 2030 and 2050 by the IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels.

•	Nine of our vessels are retrofitted with Exhaust Gas Cleaning Systems (“EGCS”) in order to comply with emissions standards, titled IMO-2020, set by the IMO.
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
•
We accomplished a strategic partnership via the European Union funded SAFeCRAFT Project Consortium (“SAFeCRAFT”), a breakthrough initiative concerning the utilization of alternative fuels. SAFeCRAFT aims to demonstrate the safety and viability of Sustainable Alternative Fuels (“SAFs”) in seaborne transportation, accelerating the adoption of SAFs technologies. In particular:

-
We will provide one of our existing, conventionally fueled Capesize vessels as the demonstrating vessel under SAFeCRAFT which will be retrofitted to utilize hydrogen (H2) as the main energy source for electric power generation. This system is also expected to cover a portion of the vessel’s propulsion requirements and, therefore, to reduce reliance on conventional fuels.

-
We will oversee the feasibility study and the retrofitting of the equipment in cooperation with Hydrus Engineering S.A., American Bureau of Shipping, National Technical University of Athens, Motor Oil (Hellas) Corinth Refineries S.A., University of Patras, Dresden University of Technology, RINA Services SPA, Pherousa Green Technologies AS, Foundation WEGEMT and University of Strathclyde, aiming to physically demonstrate this groundbreaking technology’s applicability to the existing maritime fleet.

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
•
We initiated semi-annual crewing conferences to meet and greet with your seafarers with the aim to foster a sense of community, address concerns, and ensure effective communication between the management and the crew.

•	Our community investment activities focus on, but are not limited to, supporting vulnerable groups and youth education in Greece.

Governance

We apply corporate governance best practices, adhere to high ethical principles and ensure the high commercial performance of our fleet.
•	The Company is governed by a diverse and experienced, majority independent Board of Directors.
•	We have a transparent Code of Business Conduct & Ethics and Anti-Fraud Policy in place.

•	We implement strong internal controls structured to ensure robust risk management.
•	We continuously cultivate an open reporting culture with respect to any violations of the Code of Ethics.
•	During 2022, we established a Sustainability Committee at Board level to guide and support the company’s ESG strategy.
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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry), terminal operators and charterers. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%).  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Ships are required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020.  Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. Additional amendments to Annex VI, requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, will become effective May 1, 2024.  These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area.  At the MEPC78, the IMO approved a proposal for a new ECA in the Mediterranean Sea as a whole to apply from July 1, 2025 such that the sulfur content of marine fuels does not exceed 0.1%. Ocean-going vessels in these areas are subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which will become effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. MEPC 81 will take place in spring 2024 in which the IMO will decide on the market-based mechanism to reach the emission reduction targets– either through a global emissions trading scheme for shipping or a global carbon levy.

Amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021.

Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.  The IMO used such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. Amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, will become effective May 1, 2024. Pursuant to MPC 80, in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050.

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

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations, including those from states of the United States, may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

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

Effective July 1, 2024, amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 will become effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon, following incidents involving the spontaneous ignition of charcoal, came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024. Effective July 1, 2024, amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 will become effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

Amendments to SOLAS chapter II-2, intended to prevent the supply of oil fuel not complying SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with regulation SOLAS II-2/4.2.1, will enter into effect January 1, 2026.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity, and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, and from July 1, 2016 with respect to new oil tankers and bulk carriers. Regulation II-1/3-10 requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers, or GBS Standards.

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

Actions by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by shipowners and managers. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force globally on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Antifouling Systems on Ships, or the “Antifouling Convention.” The Antifouling Convention entered into force in September 2008 and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Antifouling System Certificate is issued for the first time; and subsequent surveys when the antifouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention came into effect which include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing this substance from January 1, 2023. We have obtained Antifouling System Certificates for all of our vessels that are subject to the Antifouling Convention.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s, or BSEE, revised Production Safety Systems Rule, or PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, in August 2023, the BSEE released a final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations. Compliance with any new requirements of OPA and other environmental laws, and future legislation or regulations applicable to the operation of our vessels could negatively impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA.  On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023, In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the Clean Water Act in its decision dated May 25, 2023.  The final rule became effective September 8, 2023 and operates to limit the Clean Water Act

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, and requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. It intends to replace the VGP scheme and streamline the patchwork of federal, state, and local requirements for the commercial vessel community.  The US Environmental Protection Agency, or EPA, has indicated that new federal discharge standards for vessels may be published in autumn 2024. In the meantime, the agency has seemingly strengthened its inspection and enforcement efforts to ensure compliance with the extended VGP scheme and warns that non-compliance can result in significant penalties. The VIDA gave the EPA two years to develop new national discharge standards for vessels and the U.S/ Coast Guard another two years to develop regulations and best management practices to implement and enforce those standards.  VIDA also specifies that the provisions of the VGP will continue to apply until EPA and the U.S. Coast Guard publish their final regulations, regardless of how long that takes, and that the permit cannot be modified during that time.  On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings.  On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG.  Comments to the Supplemental Notice were due by December 18, 2023. Under VIDA, all provisions of the VGP 2018 and the USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standard. The new regulations could require the installation of new equipment.  Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. In addition, several U.S. states have added specific requirements to the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. Although EPA did issue a notice of proposed rulemaking in October 2020, a final rule on new discharge standards has still not been promulgated – which also means that a complete replacement scheme for the VGP is still some time away. A recent announcement on the EPA indicates that a final rule on the discharge standards may be ready in the autumn of 2024. Thus, if the USCG spends the full two years to finalize the corresponding enforcement standards, the current 2013 VGP scheme will remain in force until 2026. This rule changes may have financial impact on our vessels and may result in our vessels being banded from calling in US in case compliance issues arise.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29,2015 (amended by Regulation (EU) 2016/2071 with respect to methods of calculating, inter alia, emission and consumption) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on March 1, 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5,000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting and verification of CO2 emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy (the “Proposals”). There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector (ETS) which commenced in 2024 and which applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. ETS was agreed in December 2022 and FuelEU was passed into law on July 25, 2023 and will apply from January 2025. More specifically, ETS is to apply gradually over the period from 2024 to 2026. In 2025 shipping companies would have to surrender 40% of ETS allowances for 2024 emissions; in 2026 shipping companies would have to surrender 70% of ETS allowances for the 2025 emissions and 100% in 2027 for 2026 emissions. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028.  All maritime allowances will be auctioned and there will be no free allocation for the shipping sector. From a risk management perspective, new systems, including, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance.

Responsible recycling and scrapping of ships are becoming increasingly important issues for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. The 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance. Now that the Hong Kong Convention has been ratified and will enter into force on 26 June 2025, it is expected the EU Ship Recycling Regulation will be reviewed in light of this.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in “SOx Emission Control Areas.” EU Directive (EU) 2016/802 establishes limits on the maximum sulfur content of gas oils and heavy fuel oil and contains fuel-specific requirements for ships calling at EU ports.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, and as detailed above, pursuant to MPC 80, in July 2023, IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of “levels of ambition”, including (1) decreasing the carbon intensity from ships through the implementation of further phases of EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, and (3) pursuing net-zero GHG emission by or around 2050. These regulations could cause us to incur additional substantial expenses.

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

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which will become effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. MEPC 81 will take place in spring 2024 in which the IMO will decide on the market-based mechanism to reach the emission reduction targets– either through a global emissions trading scheme for shipping or a global carbon levy.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. In November 2022, the EPA issued a supplemental proposal that would achieve more comprehensive emissions reductions and add proposed requirements for sources not previously covered.  The EPA held a public hearing in January 2023 on the proposal and, in December 2023, the EPA announced a final rule to reduce methane and other air pollutants from the oil and natural gas industry. The rule includes “Emissions Guidelines” for states to follow as they develop plans to limit methane emissions from existing sources.

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

European mandatory non-financial reporting regulations

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). EU member states have 18 months from July 6, 2024, to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will begin to apply on a phased basis starting from financial year 2024 through to 2028, applicable to large EU and non-EU undertakings with substantial presence in the EU, subject to certain financial and employee thresholds being met. New systems, including personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, DNV, Lloyd’s Register of Shipping, Bureau Veritas).

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel above 15 years of age is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

Our coverage limit is as per the International Group’s rules, where there are standard sub-limits for oil pollution at $1 billion, passenger liability at $2 billion and seamen liabilities at $3 billion.  The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities in excess of each association’s own retention of $10.0 million up to, currently, approximately $8.9 billion.  As a member of P&I Associations, which are a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

Seanergy Maritime Holdings Corp. is the ultimate parent company of the following wholly owned subsidiaries, either directly or indirectly, as of the date of this annual report:

Subsidiary	Jurisdiction of Incorporation
Seanergy Management Corp.	Republic of the Marshall Islands
Seanergy Shipmanagement Corp.	Republic of the Marshall Islands
Honor Shipping Co.	Republic of the Marshall Islands
Sea Genius Shipping Co.	Republic of the Marshall Islands
Traders Shipping Co.	Republic of the Marshall Islands
Gladiator Shipping Co.	Republic of the Marshall Islands
Premier Marine Co.	Republic of the Marshall Islands
Emperor Holding Ltd.	Republic of the Marshall Islands
Champion Marine Co.	Republic of the Marshall Islands
Fellow Shipping Co.	Republic of the Marshall Islands
Patriot Shipping Co.	Republic of the Marshall Islands
Flag Marine Co.	Republic of the Marshall Islands
World Shipping Co.	Republic of the Marshall Islands
Partner Marine Co.	Republic of the Marshall Islands
Duke Shipping Co.	Republic of the Marshall Islands
Atsea Ventures Corp.	Republic of the Marshall Islands
Squire Ocean Navigation Co.	Republic of Liberia
Lord Ocean Navigation Co.	Republic of Liberia
Knight Ocean Navigation Co.	Republic of Liberia
Good Ocean Navigation Co.	Republic of Liberia
Hellas Ocean Navigation Co.	Republic of Liberia
Friend Ocean Navigation Co.	Republic of Liberia
Paros Ocean Navigation Co.	Republic of Liberia
Titan Ocean Navigation Co.	Republic of Liberia
Icon Ocean Navigation Co.	Republic of Liberia
Partner Shipping Co. Limited	Malta
Pembroke Chartering Services Limited	Malta
Martinique International Corp.	British Virgin Islands
Harbour Business International Corp.	British Virgin Islands

D.	Property, Plants and Equipment

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

We are also affected by the types of charters we enter into. Vessels operating on fixed rate period time charters and bareboat time charters provide more predictable cash flows, but can yield lower revenue and profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased revenue and profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in case of voyage charters. As of the date of this report, all of the Company’s fleet is time chartered on long-term, index-linked employment arrangements where daily charter rates track the fluctuations of the BCI. Out of the seventeen long-term employment agreements in place, one was agreed during 2024, four were agreed during 2023, three were agreed during 2022 and the remaining nine between 2018 and 2021.

Critical Accounting Policies

Critical accounting policies are those that are both most important to the portrayal of the company’s financial condition and results, and require management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. We have described in Item 5. Operating and Financial Review and Prospects – E. Critical Accounting Estimates our critical accounting estimates, because they potentially result in material different results under different assumptions and conditions. For a description of all our significant accounting policies, see Note 2 to our annual audited financial statements included in this annual report.

Results of Operations

Year ended December 31, 2023 as compared to year ended December 31, 2022

(In thousands of U.S. Dollars, except for share and per share data)	Year ended December 31,		Change
	2023	2022	Amount	%
Revenues:
Vessel revenue, net	107,036	122,629	(15,593)	(13)%
Fees from related parties	3,198	2,391	807	34%
Revenue, net	110,234	125,020	(14,786)	(12)%

Expenses:
Voyage expenses	(2,851)	(4,293)	1,442	(34)%
Vessel operating expenses	(42,260)	(43,550)	1,290	(3)%
Management fees	(700)	(1,368)	668	(49)%
General and administration expenses	(22,149)	(17,412)	(4,737)	27%
Depreciation and amortization	(28,831)	(28,297)	(534)	2%
Gain on sale of vessel, net	8,094	-	8,094	-
Loss on forward freight agreements, net	(188)	(417)	229	(55)%
Operating income	21,349	29,683	(8,334)	(28)%
Other income / (expenses), net:
Interest and finance costs	(20,694)	(15,332)	(5,362)	35%
Loss on extinguishment of debt	(540)	(1,291)	751	(58)%
Interest and other income	2,443	1,361	1,082	80%
Gain on spin-off of United Maritime Corporation	-	2,800	(2,800)	(100)%
Foreign currency exchange losses, net	(276)	(10)	(266)	(2,660)%
Total other expenses, net:	(19,067)	(12,472)	(6,595)	53%
Net income before income taxes	2,282	17,211	(14,929)	(87)%
Income taxes	-	28	(28)	(100)%
Net income	2,282	17,239	(14,957)	(87)%

Net income per common share
Basic	0.12	0.97
Diluted	0.12	0.96
Weighted average number of common shares outstanding
Basic	18,394,419	17,439,033
Diluted	18,442,688	17,684,048

Vessel Revenue, Net – The decrease was attributable to the decrease in prevailing charter rates and was partially offset by an increase in operating days. We had 5,953 operating days in 2023, as compared to 5,905 operating days in 2022. The TCE rate decreased by 13% in 2023 to $17,501, as compared to $20,040 in 2022. Please see reconciliation below of TCE rate (a non-GAAP measure) to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Fees from Related Parties – The amount relates to fees regarding the commercial and technical management services provided from Seanergy to United Maritime Corporation (“United”) and commission earned by Seanergy on vessels sold and/ or purchased by United pursuant to the relevant management agreements. The increase is due to the fact that United commenced its operations in July 2022 and thus the fees for 2022 refer only to the period from July 6, 2022 until December 31, 2022 while the fees in 2023 related to the whole year. The 2023 amount comprises of $1.8 million commercial and technical management fees and $1.4 million of sale and purchase commissions. The 2022 amount comprises of $0.6 million commercial and technical management fees and $1.8 million of sale and purchase commissions.

Voyage Expenses – The decrease was primarily attributable to a decrease in bunkers consumption as a result of the decrease of repairs and off-hire days. We had 54 repairs and off-hire days for the year ended December 31, 2023, as compared to 314 days repairs and off-hire days during the comparable period of 2022.

Vessel Operating Expenses – Vessel operating expenses amounted to $42.3 million in the year ended December 31, 2023, compared to $43.6 million in the year ended December 31, 2022. The decrease was primarily attributable to the decrease in ownership days. We had 6,008 ownership days in 2023 as compared to 6,219 ownership days in 2022. The decrease was partially offset by increased inflation rates that affected mainly store supplies and increased crew costs.

Management Fees – The decrease was attributable to the change in the volume of technical management services outsourced. For the year ended December 31, 2023, we had 968 ownership days under third party technical management compared to 3,342 ownership days for the respective period in 2022.

General and Administration Expenses –The increase is mainly attributed to non-cash stock-based compensation which amounted to $8.9 million in 2023 compared to $7.0 million in 2022 and to the increased staff costs attributed to the growth of the Company.

Depreciation and Amortization – For the year ended December 31, 2023, depreciation and amortization expense increased to $28.8 million from $28.3 million. The increase in depreciation expense is due to the increase in the number of vessels from 16 vessels as of December 31, 2022 to 17 vessels as of December 31, 2023. This was partially offset by the decrease of the amortization of deferred dry-docking costs which decreased to $4.2 million in 2023 from $4.9 million in 2022.

Loss on Forward Freight Agreements – The loss in the year ended December 31, 2023, is attributable to the net realized losses of our positions on the forward freight agreements entered within the year.

Interest and Finance Costs – The increase is primarily attributable to the increase in the average interest rate on our outstanding indebtedness, mainly driven by the increased Libor and SOFR rates for our interest bearing securities. The weighted average interest rate on our outstanding debt and convertible notes for the twelve months ended 2023 and 2022 was approximately 7.62% and 4.81%, respectively. Finally, non-cash interest expense of amortization of deferred finance costs and debt discounts for the years ended December 31, 2023 and 2022 was $2.2 million and $2.9 million, respectively.

Interest and Other Income – Interest and other income for the year ended December 31, 2023 consist of $1.9 million of insurance credits and insurance claims, and an amount of $0.5 million related to interest income from our short-term deposits. The interest and other income for 2022 is related to $0.5 million dividends received in relation to Series C preferred shares, $0.5 million of insurance credits and $0.4 million of interest income from our short-term time deposits.

Loss on Extinguishment of Debt – The loss in the year ended December 31, 2023, is mainly attributable to the write-off of unamortized deferred finance costs and debt discounts upon the full settlement of certain borrowing facilities, as follows: $0.37 million upon the full settlement of the outstanding balance of the Hanchen Sale and Leaseback, $0.1 million following the full settlement of the ABB Loan Facility and $0.07 million due to the partial prepayment of the August 2021 Alpha Bank Loan Facility (described below). The loss in the year ended December 31, 2022, is attributable to the write-off of unamortized deferred finance costs and debt discounts upon the settlement of certain borrowing facilities, as follows: $1.1 million related to the prepayment of the Second JDH Note and $0.1 million related to the February 2019 ATB Loan Facility.

Gain on Spin-Off of United Maritime Corporation – The gain in the year ended December 31, 2022, represents the difference between the fair value of assets contributed from Seanergy to United and their carrying value.

Please see Item 5.A of our Form 20-F filed with the SEC on March 31, 2023, for a discussion of the year-to-year comparison between 2022 and 2021.

B.	Liquidity and Capital Resources

Our principal source of funds has been our operating cash inflows, long-term borrowings from banks, sale and leaseback transactions and equity provided by the capital markets. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on our outstanding debt obligations.

Our funding and treasury activities are conducted in accordance with corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short- and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

As of December 31, 2023, we had cash and cash equivalents of $19.4 million, as compared to $26.0 million as of December 31, 2022.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2023, we had a working capital deficit of $44.4 million (which included an amount of $2.1 million relating to pre-collected revenue) as compared to a working capital deficit of $33.0 million as of December 31, 2022 (which included liabilities amounting to $12.7 million relating to cash deposit received from United for sale of vessels and an amount of $2.2 million relating to pre-collected revenue). The December 31, 2023 deficit is primarily due to the expected exercise of the purchase option price of $20.2 million for the purchase of the M/V Titanship and to planned loan repayments for the next 12 months, amounting to $33.0 million. For the year ended December 31, 2023, the Company realized a net income of $2.3 million and generated cash flow from operations of $31.3 million.

As of December 31, 2023, we had outstanding borrowings of $236.4 million (including long-term debt, finance lease liability and other financial liabilities) as compared to $259.9 million as of December 31, 2022.

As of March 28, 2024, we had outstanding borrowings of $227.1 million (including long-term debt, finance lease liability and other financial liabilities). Our primary known and estimated liquidity needs for 2024 include obligations related to scheduled principal payments of outstanding borrowings and respective interest expenses payments, estimated drydocking expenditures, the purchase option price of $20.2 million for the expected exercise of the option to purchase the M/V Titanship, the acquisition of the vessel agreed on February 5, 2024 for $33.7 million and the acquisition of the vessel agreed on March 18, 2024 for $35.6 million, net of a $4.5 million deposit already paid of as of today. Our cash flow projections indicate that cash on hand and cash to be provided by operating activities and cash provided through refinancing certain of its existing loan agreements and through obtaining new financing agreements will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance. Additional information on our annual scheduled obligations under our long-term debt and other financial liabilities are described in “Loan Arrangements” below and in Note 8 (“Long-Term Debt and Other Financial Liabilities”) and Note 7 (“Finance Lease, Right-of use Asset and Finance lease liabilities”) of our consolidated financial statements included in Item 18 of this annual report. Our medium- and long-term liquidity requirements relate to the operation and maintenance expenditures of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations and new debt financing.

Cash Flows

(In thousands of US Dollars)	Year ended December 31,
	2023	2022	2021
Cash Flow Data:
Net cash provided by operating activities	31,323	37,286	80,760
Net cash provided by / (used in) investing activities	17,745	(56,263)	(184,620)
Net cash (used in) / provided by financing activities	(56,617)	5,828	127,435

Year ended December 31, 2023, as compared to year ended December 31, 2022

Operating Activities:  Net cash provided by operating activities in 2023 consisted of net income after non-cash items of $34.9 million and the decrease in working capital of $3.6 million. The major driver of the change of net cash provided by operating activities was the decrease in charter rates that prevailed in the market for 2023 as compared to 2022. Net cash provided by operating activities in 2022 consisted of net income after non-cash items of $54.1 million and the decrease in working capital of $16.8 million.

Investing Activities: The 2023 cash inflow resulted from $23.9 million proceeds from sale of the M/Vs Goodship and Tradership to United and $1.3 million inflow from release of deposits. The 2023 cash inflow was partially offset by $7 million lease prepayments, $0.3 million payments for vessel improvements and $0.2 million for the purchase of other fixed assets. The 2022 cash outflow resulted from $70.3 million for the purchase of two vessels and payments for vessels improvements, $10 million investment in Series C preferred shares and $0.1 million for the purchase of other fixed assets. The 2022 cash outflow was offset by $12.7 million advances received in respect with the subsequent sale of two vessels, $10.0 million proceeds from the redemption of the Series C preferred shares and $1.5 million inflow from term deposits.

Financing Activities: The 2023 cash outflow resulted mainly from $88.7 million long-term debt and other financial liabilities payments, $11.2 million convertible notes repayments, $6.0 million of dividend payments, $1.7 million for common stock repurchases, $1.3 million financing and stock issuance fees payments, $0.8 million for warrants repurchases and $0.6 million of finance lease liabilities payments. The 2023 cash outflow was partially offset by the $53.8 million proceeds from long-term debt and other financial liabilities. The 2022 cash inflow resulted mainly from $124.8 million from proceeds of secured long-term debt. The 2022 cash inflow was offset by debt repayments of $89.7 million, $10.0 million repayments of convertible notes, $17.9 million of dividend payments and $1.4 million financing and stock issuance fees payments.

Please see Item 5.A of our Form 20-F filed with the SEC on March 31, 2023 for a discussion of the year-to-year comparison between 2022 and 2021.

Loan Arrangements

Loan Facilities amended during the year ended December 31, 2023

October 2022 Danish Ship Finance Loan Facility

On October 10, 2022, the Company entered into a $28.0 million loan facility with Danish Ship Finance A/S to refinance the existing UniCredit Bank Loan Facility secured by the M/Vs Premiership and Fellowship. The facility was divided in two equal tranches, has a term of five years, while the interest rate is 2.5% plus SOFR per annum. The repayment schedule of each tranche is comprised of six quarterly installments of $0.8 million followed by fourteen quarterly installments of $0.5 million and a balloon of $2.1 million payable together with the final installment. Each borrower is required to maintain minimum liquidity of $0.65 million in its retention account.

On April 18, 2023, the Company entered a deed of accession, amendment and restatement to the October 2022 Danish Ship Finance Loan Facility to refinance the existing Championship Cargill Sale and Leaseback secured by the M/V Championship. The amended and restated facility includes a new tranche of $15.8 million secured by the M/V Championship. The new tranche is payable through eight quarterly installments of $0.7 million followed by 12 quarterly installments of $0.6 million and a balloon of $2.9 million payable together with the final installment bearing an interest rate of 2.65% plus 3-month term SOFR per annum. For the new tranche, the borrower is required to maintain minimum liquidity of $0.7 million in its retention account. The security cover ratio and all other covenants continue to apply per the terms of the October 2022 Danish Ship Finance Loan Facility. In particular, the Company is required to maintain a security cover higher than 133%, at any time the corporate leverage ratio (as defined therein) is equal to or less than 65%. If the corporate leverage ratio is higher than 65%, the Company is required to maintain a security cover ratio (as defined therein) higher than 143%. The Company is required to maintain a leverage ratio (as defined therein), that will not be higher than 85% until June 29, 2023 and 70% thereafter until the maturity of the loan. Furthermore, a new sustainability linked margin adjustment mechanism was introduced to all three tranches of the October 2022 Danish Ship Finance Loan Facility, whereby the interest margin can be increased or decreased by 0.05% based on the certain emission thresholds. As of December 31, 2023, $36.1 million was outstanding under the facility.

June 2022 Piraeus Bank Loan Facility

On June 22, 2022, the Company entered into a facility agreement with Piraeus Bank S.A. for a $38.0 million sustainability-linked term loan. The purpose of the loan was to partly finance the acquisition cost of the M/V Honorship, while also refinancing the November 2021 Piraeus Bank Loan Facility, which was secured by the M/V Worldship. On July 3, 2023, the Company entered into an overriding agreement to replace the LIBOR with term SOFR as reference rate, which is effective as of July 27, 2023. The facility bears interest at term SOFR plus a margin of 3.00% and a credit adjustment spread (as defined therein) and is repayable through four quarterly installments of $2.0 million, two quarterly installments of $1.5 million, followed by fourteen quarterly installments of $0.8 million and a balloon of $16.5 million payable together with the final installment. The margin is subject to a sustainability pricing adjustment whereby it may be decreased by up to 0.10% upon meeting certain emission reduction targets during the term of the facility. The Company is required to maintain a security cover ratio (as defined therein) of not less than 125% until December 24, 2023, and 130% thereafter until the maturity of the loan. As per the supplemental agreement entered into on July 3, 2023, the corporate leverage ratio (as defined in the facility agreement) required by the Company was reduced from 85% to 70% effective from June 30, 2023 until the maturity of the loan. The borrowers are required to maintain an aggregate minimum liquidity of $2.0 million in their operating accounts. As of December 31, 2023, $27.0 million was outstanding under the facility.

August 2021 Alpha Bank Loan Facility

On August 9, 2021, we entered into a $44.1 million secured loan facility with Alpha Bank S.A. (“Alpha Bank”) for the purposes of (i) refinancing of a pre-existing Alpha Bank loan facility and (ii) financing of the previously unencumbered M/V Friendship, effectively replacing the M/V Leadership in the security structure and increasing the loan amount. The August 2021 Alpha Bank Loan Facility is divided in two tranches, which were fully drawn on August 11, 2021: the Tranche A of $31.1 million was used to partly refinance the outstanding indebtedness over the M/Vs Squireship and Lordship and the Tranche B of $13.0 million was used to partly finance the M/V Friendship. On June 30, 2022, we entered into a supplemental agreement to the facility pursuant to which, the August 2021 Alpha Bank Loan Facility is cross collateralized with the June 2022 Alpha Bank Loan Facility.

On April 28, 2023, the Company prepaid $8.5 million to Tranche A and $3.5 million to Tranche B using the proceeds from the Village Seven Sale and Leaseback and as a result all the securities regarding the M/V Lordship were irrevocably and unconditionally released. Following the prepayment of the M/V Lordship, the Tranche A is repayable by seven quarterly installments of $0.6 million each and a balloon of $10.3 million payable together with the final installment. The Tranche B is repayable by eight quarterly installments of $0.3 million each and a balloon of $3.9 million payable together with the final installment. The repayment of installments for both tranches commenced in November 2023. The borrower owning the M/V Squireship is required to maintain an average quarterly minimum free liquidity of $0.5 million, whereas the borrower owning the M/V Friendship is required to maintain $0.5 million at all times. In addition, the borrowers shall ensure that the market value of the vessels plus any additional security shall not be less than 125% of the aggregate outstanding loan amount. Furthermore, on November 10, 2023, the Company entered into the second supplemental agreement pursuant to which, inter alia, LIBOR was replaced with term SOFR as the reference rate with retrospective effect from May 23, 2023. Following the transition from LIBOR to SOFR, the Tranche A bears interest at term SOFR plus a margin of 3.55% and the Tranche B bears interest at term SOFR plus a margin of 3.30%. As of December 31, 2023, $19.6 million was outstanding under the facility.

Sinopac Loan Facility

On December 20, 2021, we entered into a $15.0 million secured loan facility with Sinopac Capital International (HK) Limited for the purpose of refinancing the outstanding indebtedness of the M/V Geniuship. On August 25, 2023, the Company entered into an overriding agreement to replace LIBOR with term SOFR as the reference rate which is effective as of September 12, 2023. The facility bears interest at term SOFR plus a margin of 3.5% and is repayable by four quarterly installments of $0.5 million, followed by sixteen quarterly installments of $0.4 million and a balloon installment of $6.7 million payable together with the final installment.  In addition, the borrower shall ensure that the market value of the vessel plus any additional security shall not be less than 130% of the total facility outstanding.  As of December 31, 2023, $11.3 million was outstanding under the facility.

Pre-existing Loan Facilities

June 2022 Alpha Bank Loan Facility

On June 21, 2022, we entered into a facility agreement with Alpha Bank for a $21.0 million term loan secured by the M/V Dukeship. The loan facility bears interest of SOFR plus a margin of 2.95% and is repayable through four quarterly installments of $1.0 million followed by twelve quarterly installments of $0.5 million and a final balloon of $11.0 million payable together with the sixteenth installment. The June 2022 Alpha Bank Loan Facility is cross collateralized with the August 2021 Alpha Bank Loan Facility. The Company is required to ensure that the security requirement ratio (as defined therein) shall not be less than 125% and the borrower is required to maintain minimum liquidity of $0.5 million in its operating account. As of December 31, 2023, $16.0 million was outstanding under the facility.

December 2022 Alpha Bank Loan Facility

On December 15, 2022, the Company entered into a facility agreement with Alpha Bank for a $16.5 million term loan for the purpose of partly financing the acquisition cost of the M/V Paroship. The loan facility bears interest of term SOFR plus a margin of 2.90% and is repayable through four quarterly installments of $0.5 million followed by twelve quarterly installments of $0.4 million and a final balloon of $9.6 million payable together with the sixteenth installment. In addition, the Company is required to maintain a security requirement (as defined therein) of not less than 125%, while the borrower is required to maintain minimum liquidity of $0.5 million in its operating account. As of December 31, 2023, $14.4 million was outstanding under the facility.

The borrowers under the loan facilities discussed above are the applicable vessel owning subsidiaries, while the Company has provided corporate guarantees in relation to performance of their obligations therein. These loan facilities are secured by mortgages, general assignments covering the respective vessels’ earnings, charter parties, insurances and requisition compensation; account pledge agreements covering the vessels’ earnings accounts; technical and commercial managers’ undertakings and pledge agreements covering the shares of the applicable vessel-owning subsidiaries. Certain of these loan facilities are additionally secured by specific charterparty assignments, usually for charterparties exceeding thirteen months in duration, second priority mortgages and general assignments and hedging assignment agreements.

Loan Facilities repaid during the years ended December 31, 2022 and December 31, 2023

ABB Loan Facility

On April 22, 2021, we entered into a $15.5 million secured loan facility with Aegean Baltic Bank S.A. (“ABB”). The loan was divided in two tranches of $7.5 million (“Tranche A”) and $8.0 million (“Tranche B”) to partly finance the acquisition cost of the M/Vs Goodship and Tradership, respectively. Each tranche bore an interest at LIBOR plus a margin 4.0% and was repayable in eighteen consecutive quarterly installments of $0.2 million each, with a final balloon payment of $3.9 million due in October 2025, for Tranche A and $4.4 million due in December 2025, for Tranche B. On February 9, 2023, in connection with the disposal of the M/V Goodship, the Company fully prepaid the outstanding loan amount of $6.1 million under the Tranche A. On February 24, 2023, in connection with the disposal of the M/V Tradership, the company fully prepaid the remaining outstanding loan amount of $6.8 million under the Tranche B. Following the full prepayment of the ABB Loan Facility, all securities created in favor of ABB were irrevocably and unconditionally released.

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

November 2021 Piraeus Bank Loan Facility

On November 12, 2021 we entered into a $16.9 million secured loan facility with Piraeus Bank S.A. for the purpose of partially financing the acquisition of the M/V Worldship. The facility bore interest at LIBOR plus a margin of 3.05% and was repayable in four quarterly installments of $1.0 million, followed by two quarterly installments of $0.8 million and fourteen quarterly installments of $0.4 million each and a balloon installment of $6.1 million due in November 2026. The margin of the facility was subject to a sustainability pricing adjustment, whereby it would be decreased to 2.95% if the M/V Worldship met certain emission reduction targets during the term of the facility. On June 22, 2022, the facility was refinanced in full by the June 2022 Piraeus Bank Loan Facility.

February 2019 ATB Loan Facility

On February 13, 2019, we entered into a $20.9 million secured loan facility with Amsterdam Trade Bank NV, or ATB, in order (i) to refinance the existing indebtedness over the M/V Partnership under a previous loan facility provided by the same lender and (ii) for general working capital purposes, and more specifically, for the financing of installation of open loop scrubber systems on the M/Vs Squireship and Premiership. The facility, as amended and/or supplemented from time to time, bore interest of LIBOR plus a margin of 4.65% and was divided in Tranche A relating to the refinancing of the M/V Partnership and Tranches B and C for the working capital purposes discussed above, respectively. Tranche A was repayable in sixteen consecutive quarterly installments of $0.2 million each and a balloon payment of $13.2 million in November 2022. Tranche B and C was repayable in twelve consecutive quarterly installments of $0.2 million with the last one falling due in August 2022. On February 28, 2022, the outstanding amount of $15.1 million was repaid in full and subsequently refinanced by the Chugoku Bank Sale and Leaseback.

July 2020 Entrust Facility

On July 15, 2020, we entered into a $22.5 million secured loan facility with Lucid Agency Services Limited and Lucid Trustee Services Limited as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders, for the purpose of partly refinancing the settlement amount of $23.5 million under a previous loan facility with Hamburg Commercial Bank AG. The July 2020 Entrust Facility was made available in two tranches: the Tranche A of $6.5 million was used to partly refinance the outstanding indebtedness over the M/V Gloriuship and the Tranche B of $16.0 million was used to partly refinance the outstanding indebtedness over the M/V Geniuship. On December 20, 2021, the Tranche B was refinanced by the Sinopac Loan Facility. On July 28, 2022, after the Spin-Off and the resultant transfer of the M/V Gloriuship to United, we were replaced by United as guarantor under the facility.

Subordinated & Other Loan Facilities

Second JDH Loan (originally entered into in May 2017)

On February 28, 2022, the outstanding balance of $1.9 million of the Second JDH Loan was prepaid in full and all securities created in favor of JDH were also irrevocably and unconditionally released pursuant to a deed of release.

Other Financial Liabilities: Sale and Leaseback Transactions

New Sale and Leaseback Activities during the year ended December 31, 2023

Evahline Sale and Leaseback

On March 29, 2023, we entered into a $19.0 million sale and leaseback agreement with a subsidiary of Evahline Inc. (“Evahline”) for the refinancing of the Hanchen Sale and Leaseback. The agreement became effective on April 6, 2023, upon the delivery of the M/V Knightship to the lessor. The Company sold and chartered back the vessel from Evahline on a bareboat basis for a six-year period. The financing’s applicable interest rate is 3-month term SOFR plus 2.80% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the six-year bareboat period, the ownership of the vessel will be transferred to the Company at no additional cost. The Company is required to maintain a minimum value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in seventy-two consecutive monthly installments paid in advance averaging approximately $0.3 million. The charterhire principal, as of December 31, 2023, was $16.6 million.

Village Seven Sale and Leaseback

On April 24, 2023, we entered into a $19.0 million sale and leaseback agreement for the M/V Lordship with Village Seven Co., Ltd and V7 Fune Inc. (collectively, “Village Seven”) to partially refinance the August 2021 Alpha Bank Loan Facility. The Company sold and chartered back the vessel from Village Seven on a bareboat basis for a period of four years and five months. The financing’s applicable interest rate is 3-month term SOFR plus 3.00% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the bareboat period, the Company has the option to repurchase the vessel at $7.8 million, which the Company expects to exercise. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal amortizes in fifty-three consecutive monthly installments paid in advance of approximately $0.2 million. The charterhire principal, as of December 31, 2023, was $17.1 million.

Sale and Leaseback Activities amended during the year ended December 31, 2023

 CMBFL Sale and Leaseback

On June 22, 2021, we entered into a $30.9 million sale and leaseback agreement with CMB Financial Leasing Co., Ltd. (“CMBFL”) to partly finance the acquisition of the M/Vs Hellasship and Patriotship. The Company sold and chartered back the vessels from two affiliates of CMBFL on a bareboat basis for a five-year period. On September 25, 2023, the Company entered into an amendment and restatement pursuant to which, inter alia, LIBOR was replaced with term SOFR as the reference rate, with retrospective effect from June 28, 2023. Following this transaction, the financings bear interest of term SOFR plus a margin of 3.5%. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 85% until maturity. Each of the bareboat charterers are required to maintain a value maintenance ratio (as defined therein) of at least 120% of the charterhire principal and a minimum liquidity of $0.55 million in its earnings account. The Company has continuous options to buy back the M/Vs Hellasship and Patriotship at any time following the second anniversary until the maturity of the bareboat charter at predetermined prices as defined in the agreement. The charterhire principal amortizes in twenty consecutive equal quarterly installments of $0.8 million along with a final balloon payment of $15.3 million payable together with the final installment. The charterhire principal, as of December 31, 2023, was $23.1 million.

Existing Sale and Leaseback Activities

Flagship Cargill Sale and Leaseback

On May 11, 2021, we entered into a $20.5 million sale and leaseback agreement with Cargill International SA (“Cargill”) to partly finance the acquisition of the M/V Flagship. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The implied average applicable interest rate is equivalent to 2% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of such period it has a purchase obligation at $10.0 million. Additionally, at the time of repurchase, if the market value of the vessel is greater than certain threshold prices, as set out in the agreement, the Company will pay to Cargill 15% of the difference between the market price and such threshold prices. The Company recognized a participation liability of $0.4 million as of December 31, 2023, which is included under Other liabilities – non-current in the consolidated balance sheets. The charterhire principal amortizes in sixty monthly installments averaging approximately $0.2 million each along with a balloon payment of $10.0 million at maturity. The charterhire principal, as of December 31, 2023, was $15.2 million.

Chugoku Sale and Leaseback

On February 25, 2022 the Company entered into a $21.3 million sale and leaseback agreement with Chugoku Bank, Ltd. (“Chugoku”) to refinance the loan facilities secured by the M/V Partnership. The Company sold and chartered back the vessel from Chugoku on a bareboat basis for an eight-year period starting from March 9, 2022. The financing’s applicable interest rate is SOFR plus 2.90% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the eight-year bareboat period, the Company has the option to repurchase the vessel for $2.4 million, which the Company expects to exercise. The Company is required to maintain a minimum market value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in thirty-two consecutive quarterly installments averaging approximately $0.6 million along with a balloon payment of $2.4 million at the expiry of the bareboat charter.  The charterhire principal, as of December 31, 2023, was $17.3 million.

Sale and Leaseback Activities repaid during the year ended December 31, 2023

Hanchen Sale and Leaseback

On June 28, 2018, we entered into a $26.5 million sale and leaseback agreement for the M/V Knightship with Hanchen Limited (“Hanchen”), an affiliate of AVIC International Leasing Co., Ltd. The Company’s sold and chartered back the vessel on a bareboat basis for an eight-year period, having a purchase obligation at the end of the eighth year. The charterhire principal bore interest at LIBOR plus a margin of 4%. The Company had continuous options to buy back the M/V Knightship at any time following the second anniversary of the bareboat charter. Of the $26.5 million purchase price, $18.6 million were cash proceeds, $6.6 million were withheld by Hanchen as an upfront charterhire, and an amount of $1.3 million was paid by the Charterer to Hanchen as security of the due observance and performance by the Charterer of its obligations and undertakings as per the sale and leaseback agreement, or the Charterer’s Deposit. The Charterer was required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120% of the charterhire principal minus the amount of the Charterer’s Deposit. The Company had continuous options to buy back the M/V Knightship at any time following the second anniversary of the bareboat charter and a purchase obligation of $5.3 million at the end of the leaseback period.  The charterhire principal was repayable in thirty-two consecutive equal quarterly installments of approximately $0.5 million along with a balloon payment of $5.3 million payable together with the final installment. On April 6, 2023, the facility was refinanced by the Evahline Sale and Leaseback and the outstanding amount of $11.2 million, set-off by the Charterer’s Deposit, was repaid in full.

Championship Cargill Sale and Leaseback

On November 7, 2018, we entered into a $23.5 million sale and leaseback agreement for the M/V Championship with Cargill. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The implied average applicable interest rate is equivalent to 4.71% per annum. The Company was required to maintain an amount of $1.6 million from the $23.5 million proceeds as a performance guarantee, which was set-off against the vessel repurchase price. Moreover, under the subject sale and leaseback agreement, an additional tranche was provided to the Company for an amount of up to $2.8 million for the purpose of financing the cost associated with the acquisition and installation on board the M/V Championship of an open loop scrubber system. The sale and leaseback agreement did not include any financial covenants or security value maintenance provisions. The Company had continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement at the end of which it has a purchase obligation at $14.1 million. Additionally, at the time of repurchase and as per the terms of the agreement, the Company also paid to Cargill 20% of the positive difference between the market price and the threshold price defined in the agreement for the time of the repurchase, which amounted to $0.9 million. The charterhire principal was repayable in sixty monthly installments averaging approximately $0.2 million each along with a balloon payment of $14.1 million, including the additional scrubber tranche, at maturity in November 2023. On April 24, 2023, the facility was refinanced by the October 2022 Danish Ship Finance Loan Facility and the total repayment amount stood at $16.5 million.

Certain of the Company’s sale and leaseback agreements discussed above are secured by a guarantee from the Company; general assignments covering the respective vessels’ earnings, insurances and requisition compensation; account pledge agreements; technical and commercial managers’ undertakings and pledge agreements covering the shares of the applicable bareboat charterer subsidiary.

Convertible Note

 Second JDH Note

On September 7, 2015, we issued an up to $6.8 million, revolving convertible note to JDH, or the Second JDH Note. The Second JDH Note was amended and supplemented on various occasions and along with the other convertible notes and facilities between the Company and JDH, was subject to a comprehensive restructuring that became effective on December 31, 2020. Following the restructuring, the applicable interest rate was amended to a fixed rate of 5.5% per annum and the outstanding balance at that time was $21.2 million. On January 26, 2022, March 10, 2022 and January 3, 2023, we made three cash prepayments of $5.0 million, $5.0 million and $8.0 million, respectively. On December 29, 2023, the Company fully repaid the outstanding balance of $3.2 million in cash.

JDH Transactions

Securities Purchase Agreement

On December 30, 2020, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with JDH which set forth the terms of the amendments agreed for the then outstanding loan facilities with JDH (the “JDH Loan Facilities”), and the then outstanding convertible notes issued to JDH (the “JDH Notes”).

Pursuant to the Securities Purchase Agreement:

•	The Company prepaid $6.5 million of the principal amount of the Second JDH Loan on December 31, 2020.

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

•
The Company granted JDH an option, exercisable only once until 45 days after the effectiveness of the resale registration statement described below, to purchase up to 428,571 additional Units at a price of $7.0 per Unit in exchange for the forgiveness of principal under the Second JDH Loan in an amount equal to the aggregate purchase price of the Units. On April 26, 2021, JDH exercised this option to purchase 428,571 additional Units at a price of $7.0 per Unit in exchange for the settlement of principal under the Second JDH Loan in an amount of $3.0 million.

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

(vii)
an amendment to the existing mandatory prepayment provisions in two of the JDH Loan Facilities such that the Company will make a mandatory prepayment of an amount equal to 25% of the net proceeds of any future public offering and any cash exercise of the Company’s outstanding Class E warrants (the prepayment obligations set forth in (iv)-(vi) above, the “Mandatory Prepayment Obligations”); and

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

As of December 31, 2023 all JDH Loan Facilities and JDH Notes have been fully repaid.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. The widely accepted benchmark of charter market in the dry bulk industry is the Baltic Dry Index, or the BDI. Over the course of 2023, the BDI registered a low of 530 on February 16, 2023 and a high of 3,346 on December 4, 2023.

In the decade from 2010 to 2020 the performance of the BDI has been characterized by high volatility, as the growth in the size of the dry bulk fleet outpaced growth in vessel demand for an extended period of time.

Specifically, in the period from 2010 to 2023, the size of the fleet in terms of deadweight tons grew by an annual average of about 5.0% while the corresponding growth in demand for dry bulk carriers grew by 3.0%, resulting in a drop of about 50% in the value of the BDI over the period. In 2021, this volatility was apparent once again with the BDI registering a low of 1,303 on February 10, 2021 and a high of 5,650 on October 7, 2021. However, as the total size of the dry bulk fleet rose by about 3.6%, compared to demand growth of 3.8%, BDI increased by approximately 61% versus the previous year. In 2022, higher industrial input costs caused by rising inflation, the adverse economic impact of the Russian invasion of Ukraine and the extensive covid lockdowns in China combined to produce a negative effect on vessel demand, which registered a decline of 2.7% versus 2021. Dry bulk fleet supply rose by 2.8% in 2022, with effective fleet supply rising even further due to the unwinding of congestion caused by covid related vessel port delays. As a result of these factors, 2022 was a volatile year with the BDI reaching a high of 3,369 on May 23, 2022 and a low of 962 on August 31, 2022.  In 2023, the total size of the dry bulk fleet rose by about 3.1%, compared to demand growth of 5.2%. According to tentative projections, the total size of the dry bulk fleet is expected to rise by about 2.3% in 2024, compared to expected demand growth of 1.5%.

 Meanwhile, the wars between Russia and Ukraine and between Israel and Hamas have amplified the volatility in the dry bulk market with the BDI ranging since the beginning of the year up to March 28, 2024 between 1,308 and 2,419. In the short term, the effect of the invasion of Ukraine was mildly positive for the dry bulk market, yet the long-term effect, taking into consideration the indirect effects of the war, remains hard to determine with certainty. On one hand, changes in ton-mile demand have generally been supportive for the dry bulk market, given that cargoes such as grains, coal and iron ore exported previously from Ukraine and Russia were substituted by cargoes from different sources, while on the other hand the indirect negative effects of the war on general economic activity have reduced demand for industrial commodities to a certain extent.

As 100% of our fleet is employed on index-linked charter contracts, we will be exposed to any near-term volatility in the charter market, to the extent that we have not hedged the index-linked earnings through forward freight agreements. We believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” for more information).

In addition, the continuing war in Ukraine has increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures. Ultimately, the effects of these developments on charter rates, vessel demand and operating expenses in the dry bulk sector are uncertain. As described above, the initial effect of the invasion in Ukraine on the dry bulk freight markets ranged from neutral to positive, while the longer-term net impact on the dry bulk freight markets and our business, if any, would be difficult to predict. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially and we do not expect them to be in the future. The trading patterns of our vessels do not currently involve calling at Russian or Ukrainian ports, while on the other hand our suppliers and service providers have so far not been subject to any restrictions or disruptions in their operations. However, a potential area of impact has to do with the crewing of our vessels, as Ukraine, and Russia are major crewing hubs for the shipping industry. As a result, we expect disruptions and increased costs might be encountered in sourcing crew members for our fleet. This is expected to be a general issue for the shipping industry, which we do not expect will materially worsen our competitive position in the market.

Following the outbreak of the 2023 Israel–Hamas war, missile attacks by the Houthis have been reported at vessels passing off Yemen’s coast in the Red Sea in December 2023. This has caused several vessels to divert via the Cape of Good Hope in South Africa, in order to avoid transiting the Red Sea. The initial effect of Red Sea tensions on the dry bulk market has been positive for the dry bulk market as the longer route via Cape of Good Hope is absorbing more vessels, thereby reducing supply. Looking forward, it is impossible to predict the course of this conflict and whether there would be any serious escalation emanating from the current state of affairs. Similar to the war in Ukraine, we believe that a generalized conflict involving several Middle Eastern nations would possibly result in higher inflation and possibly slower economic growth, which could potentially have an adverse effect on the demand for dry bulk commodities. To the extent that Red Sea tensions remain contained to the region, the effects on the dry bulk market could be similar to what we have seen so far. Apart from the effect on the dry bulk market, the current situation presents a significant safety hazard for all vessels transiting the Red Sea, and could ultimately potentially result in heavy damage being sustained due to successful missile strikes.

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

Important Measures and Definitions for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered in on bareboat basis each vessel in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period. Our calculation of Ownership Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues. Our calculation of Operating Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues and is determined by dividing operating days by ownership days for the relevant period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for unforeseen events. We believe it provides additional meaningful information and assists management in making decisions regarding areas where we may be able to improve efficiency and increase revenue and because we believe that it provides useful information to investors regarding the efficiency of our operations.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Dry-docking. We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel’s dry-docking and intermediate and special survey costs. Time charter rates are usually index linked during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

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

	Year Ended December 31,
Fleet Data:	2023	2022	2021

Ownership days	6,008	6,219	5,140
Available days(1)	6,008	5,954	5,040
Operating days(2)	5,953	5,905	4,987
Fleet utilization	99.1%	95.0%	97.0%

Average Daily Results:
TCE rate(3)	$17,501	$20,040	$27,399
Daily Vessel Operating Expenses(4)	$6,879	$6,819	$6,211

(1)
During the year ended December 31, 2023, we had no off-hire days for scheduled dry-dockings and ballast water treatment installation for our vessels. During the year ended December 31, 2022, we incurred 265 off-hire days for seven scheduled dry-dockings and ballast water treatment installation on two of our vessels.

(2)
During the year ended December 31, 2023, we incurred 55 off-hire days due to unforeseen circumstances. During the year ended December 31, 2022, we incurred 49 off-hire days due to unforeseen circumstances.

(3)
We include TCE rate, which is not a recognized measure under U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure and because it assists our management in making decisions regarding the deployment and use of our vessel and because we believe that it provides useful information to investors regarding our financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

	Year Ended December 31,
(In thousands of US Dollars, except operating days and TCE rate)	2023	2022	2021

Net revenues from vessels	$107,036	$122,629	$153,108
Voyage expenses	(2,851)	(4,293)	(16,469)
Time charter equivalent revenues	$104,185	$118,336	$136,639
Operating days	5,953	5,905	4,987
Daily time charter equivalent rate	$17,501	$20,040	$27,399

(4)
We include Daily Vessel Operating Expenses, which is not recognized under U.S. GAAP measure, as we believe it provides additional meaningful information and assists management in making decisions regarding the deployment and the use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Our calculation of Daily Vessel Operating Expenses may not be comparable to that reported by other companies. The following table reconciles our vessels operating expenses to Daily Vessel Operating Expenses.

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	Year Ended December 31,
	2023	2022	2021

Vessel operating expenses	$42,260	$43,550	$36,332
Less: Pre-delivery expenses	(933)	(1,144)	(4,410)
Vessel operating expenses before pre-delivery expenses	41,327	42,406	31,922
Ownership days	6,008	6,219	5,140
Daily Vessel Operating Expenses	$6,879	$6,819	$6,211

Please also see “–B. Liquidity and Capital Resources.”

E.	Critical Accounting Estimates

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

Impairment of long-lived assets (Vessels)

The Company’s long-lived assets are comprised of its owned vessels and the vessel acquired through a finance lease for which the Company has recorded a right of use asset. Reference to vessel for purposes of this discussion refers to both our vessels and the one vessel for which we have a right of use, unless otherwise stated. We review our Vessels for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolescence or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus any unamortized dry-docking costs, may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions we consider to be indicators of a potential impairment for our vessels. In the event the independent fair market value of a vessel is lower than its carrying value, we determine undiscounted projected operating cash flows for such vessel and compare it to the vessel’s carrying value, plus any unamortized dry-docking costs.  When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than its carrying value, plus any unamortized dry-docking costs, we impair the carrying amount of the vessel. Measurement of the impairment loss is determined by the Company based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the estimated future charter rate for the first calendar year, using  the average of three published third party estimates and for the period thereafter up to the end of the estimated useful life of the vessel the average 10-year historical daily charter earnings of similar size vessels excluding the outliers, published by a third party, adjusted for estimated commissions, expected off hires due to scheduled vessels’ maintenance and estimated unexpected off hires. In addition, an estimate of additional daily revenue for the scrubber-fitted vessels is also included, reflecting additional compensation from charterers that the Company earns due to the fuel cost savings that these vessels provide. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses, management fees and scheduled vessels’ maintenance.

Our assessment concluded that no impairment loss should be recorded as of December 31, 2023 and 2022.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy. The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2023 and 2022, respectively, and (ii) which of our vessels we believe had a basic market value below their carrying value. The carrying value includes, as applicable, vessel costs, plus any unamortized deferred dry-docking costs. This aggregate difference between the carrying value of these vessels and their market value of $14.1 million and $38.7 million, as of December 31, 2023 and 2022, respectively, represents the amount by which we believe we would have had to reduce our net income if we sold all of such vessels, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer was not under any compulsion to buy as of December 31, 2023 and 2022, respectively. For purposes of this calculation, we assumed that the vessels would be sold at a price that reflected our estimate of their charter-free market values as of December 31, 2023 and 2022, respectively.

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

Carrying Value plus any unamortized dry-docking costs as of

Vessel	Year Built	Dwt	December 31, 2023 (in millions of U.S. dollars)		December 31, 2022 (in millions of U.S. dollars)
Titanship	2011	207,855	29.6		-
Patriotship	2010	181,709	23.2		24.6
Dukeship	2010	181,453	30.3	*	32.2	*
Worldship	2012	181,415	29.9		31.6	*
Paroship	2012	181,415	29.4		31.0	*
Hellasship	2012	181,325	26.1		28.1	*
Honorship	2010	180,242	31.4	*	33.5	*
Fellowship	2010	179,701	24.2		25.8	*
Championship	2011	179,238	33.0	*	35.6	*
Partnership	2012	179,213	29.3		31.7	*
Knightship	2010	178,978	19.4		20.6
Lordship	2010	178,838	18.9		19.9
Friendship	2009	176,952	23.2		25.3	*
Flagship	2013	176,387	26.8		28.7
Geniuship	2010	170,057	20.8		22.2
Premiership	2010	170,024	24.0		25.4	*
Squireship	2010	170,018	26.9	*	28.7	*
TOTAL			446.4		444.9

* Indicates dry bulk carrier vessels for which we believe, as of December 31, 2023 and 2022, respectively, the basic charter-free market value was lower than the vessel’s and right-of use asset’s carrying value plus any unamortized dry-docking costs.

As presented in Balance Sheets as of December 31, 2023 and 2022.

	December 31, 2023 (in millions of U.S. dollars)	December 31, 2022 (in millions of U.S. dollars)
Vessels, net	410.4	434.1
Finance lease, right-of use asset	29.6	-
Deferred charges and other investments, non-current	6.4	10.8
Total	446.4	444.9

We refer you to the risk factor entitled “The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.”

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how charter rates and vessel values will fluctuate in the future. Charter rates may, from time to time throughout our vessels’ lives, remain for a considerable period of time at depressed levels which could adversely affect our revenue and profitability, and future assessments of vessel impairment. To minimize such subjectivity, our analysis for the years ended December 31, 2023 and 2022 also involved sensitivity analysis to the model input we believe is more important and likely to change. In particular, in terms of our estimates for the time charter equivalent for the unfixed period, we use a combination of one-year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding outliers. Although the trailing 10-year historical charter rates, excluding the outliers, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. The impairment test that we conduct, when required, is most sensitive to variances in future time charter rates. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates, excluding the outliers, would not decline by more than 8% for Capesize vessels, we would not be required to recognize impairment. For the year ended December 31, 2023, indicators of impairment existed for four of our vessels as their carrying value plus any unamortized dry-docking costs was higher than their market value. The carrying value of the four vessels plus any unamortized dry-docking costs for which impairment indicators existed as at December 31, 2023, was $121.6 million.

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

Name	Age	Position	Director Class
Stamatios Tsantanis	52	Chairman, Chief Executive Officer & Director	A (term expires in 2025)
Stavros Gyftakis	45	Chief Financial Officer
Christina Anagnostara	53	Director*	B (term expires in 2026)
Elias Culucundis	81	Director*	A (term expires in 2025)
Dimitrios Anagnostopoulos	77	Director*	C (term expires in 2024)
Ioannis Kartsonas	52	Director*	C (term expires in 2024)

*Independent Director

Biographical information with respect to each of our directors and our executive officers is set forth below.

Stamatios Tsantanis has been a member of our board of directors and our Chief Executive Officer since October 1, 2012 and has led the Company’s significant growth to a world-renowned Capesize dry bulk company with a carrying capacity of approximately 3.1 million dwt. In addition, Mr. Tsantanis has been the Chairman of our board of directors since October 1, 2013 and also served as our Interim Chief Financial Officer from November 1, 2013 until October 2, 2018. Mr. Tsantanis is also the founder, Chairman, Chief Executive Officer and a member of the board of directors of United. Mr. Tsantanis has been actively involved in the shipping and finance industry since 1998 and has held senior management positions in prominent private and public shipping companies and financial institutions. He was formerly an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active roles in a number of major shipping corporate finance transactions in the U.S. capital markets. Mr. Tsantanis holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. He also serves in the board of directors of Breakwave Advisors LLC, the advisor of ETFMG (the manager of the NYSE-listed BDRY and BSEA) and is a fellow of the Institute of Chartered Shipbrokers.

Stavros Gyftakis has served as our Chief Financial Officer since 2018, previously served as Finance Director since November 2017 and he has been instrumental in Seanergy’s capital raising, debt financing and refinancing activities since 2017. Mr. Gyftakis is also the Chief Financial Officer and a director in the board of directors of United. He has more than 18 years of experience in banking and corporate finance with focus on the shipping sector. Mr. Gyftakis has held key positions across a broad shipping finance spectrum, including, asset backed lending, debt and corporate restructurings, risk management, financial leasing and loan syndications. Before joining Seanergy, he was a Senior Vice President in the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis received his Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) in London with Distinction and holds a Master of Science (MSc) in Business Mathematics, awarded with Honors, from the Athens University of Economics and Business and a Bachelor of Science (BSc) in Mathematics from the Aristotle University of Thessaloniki.

Christina Anagnostara has been a member of our board of directors since December 2008 and she is a member of Seanergy’s Sustainability Committee. She has served as our Chief Financial Officer from November 17, 2008 until October 31, 2013. Since June 2022, Ms. Anagnostara is also a director in the board of directors of United.  She has more than 26 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. Before joining Seanergy, she served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since June 2017 she is a Managing Director in the Investment Banking Division of AXIA Ventures Group and between 2014 and 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. From 2006 to 2008, she served as the Chief Financial Officer and member of the board of directors of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group, she worked for Eurobank EFG and Ernst & Young. Ms. Anagnostara has studied Economics in Athens and is a Certified Chartered Accountant.

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

Dimitrios Anagnostopoulos has been a member of our board of directors since May 2009 and he is also the Chairman and a member of the Audit Committee and a member of the Compensation and Nominating Committees of Seanergy. Mr. Anagnostopoulos has over 50 years of experience in Shipping, Ship finance and Bank Management. Mr. Anagnostopoulos obtained his BSc at the Athens University of Economics and Business. His career began in the 1970’s as Assistant Lecturer at the same University followed by four years with the Onassis Shipping Group in Monaco. Mr. Anagnostopoulos also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he spent nearly two decades with the bank, holding the positions of Senior Vice-President and Head of Shipping. From 2010 to 2023 he was a Board Member in the Aegean Baltic Bank. Since then, he remains an advisor to Aegean Baltic Bank’s management. In September 2023 he was elected Board Member of NYSE-listed Dynagas LNG Partners LP. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at the Bayes Business School (formerly known as Cass Business School) of City University in London, the Athens University of Economics and Business and the ALBA Graduate Business School. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping and an Associate Member of the Institute of Energy of South East Europe. In 2008 he was named by the Lloyd’s Organization as Shipping Financier of the Year.

Ioannis Kartsonas has been a member of our board of directors since May 2017 and he is the Chairman and a member of Seanergy’s Sustainability Committee. Mr. Kartsonas has also been a member of the board of directors of United since June 2022 and he is the Principal and Managing Partner of Breakwave Advisors LLC, a commodity-focused advisory firm based in New York. Mr. Kartsonas has been actively involved in finance and commodities trading since 2000. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm’s shipping and freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to his role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space, including the shipping industry. Prior to that, he was an Equity Analyst focusing on shipping and energy for Standard & Poor’s Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

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

Board Diversity Matrix (As of March 28, 2024) To be completed by Foreign Issuers (with principal executive offices outside of the U.S.) and Foreign Private Issuers
Greece
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

For the year ended December 31, 2023, the Company paid its executive officers and directors aggregate compensation of $1.6 million. The Company’s executive officers are employed pursuant to employment and consulting contracts. We do not have a retirement plan for our officers or directors.

Each member of the Company’s board of directors received a fee of $0.1 million in 2023. The aggregate director fees paid by the Company for the years ended December 31, 2023, 2022 and 2021 totaled $0.5 million, $0.4 million and $0.4 million, respectively.

On January 12, 2011 our board of directors adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan, or the Plan. On January 12, 2022, the Plan, as previously amended, was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 550,000 shares. On July 8, 2022, the Plan was further amended and restated to increase the aggregate number of shares of common stock reserved for issuance under the Plan to 400,000 shares. On March 27, 2023, the Plan was further amended and restated to increase the aggregate number of shares of common stock reserved for issuance under the Plan to 2,000,000 shares. On March 27, 2024, the Plan was further amended and restated to increase the aggregate number of shares of common stock reserved for issuance under the Plan to 550,000 shares. The Plan is administered by the Compensation Committee of our board of directors. Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our Compensation Committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient’s continued service as an employee or a director of the Company, through the applicable vesting date.

On March 27, 2023, the Compensation Committee granted an aggregate of 1,823,800 restricted shares of common stock pursuant to the Plan. Of the total 1,823,800 shares issued on March 27, 2023, 1,330,000 shares were granted to the non-executive members of the board of directors and to the executive officers and 493,800 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $5.22. 607,974 shares vested on the date of the issuance, March 27, 2023, 607,913 shares vested on October 1, 2023 and 607,580 shares will vest on October 1, 2024, taking into consideration 333 forfeited shares. On March 27, 2024, the Compensation Committee granted an aggregate of 502,500 restricted shares of common stock pursuant to the Plan. Of the total 502,500 shares issued on March 27, 2024, 285,000 shares were granted to the non-executive members of the board of directors and to the executive officers and 217,500 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $8.42. Of the total restricted shares issued, 107,250 shares vested on the date of the issuance, March 27, 2024, 143,250 shares will vest on September 27, 2024, 108,000 shares will vest on March 27, 2025 and 144,000 shares will vest on September 26, 2025.

C.	Board Practices

Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.  Our board of directors has an audit committee, a compensation committee, a nominating committee and a sustainability committee.  Our board of directors has adopted a charter for each of these committees.

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

As of December 31, 2023, 2022 and 2021, we had two executive officers, Mr. Stamatios Tsantanis and Mr. Stavros Gyftakis, and we employed Ms. Theodora Mitropetrou, our general counsel.  In addition, as of December 31, 2023, 2022 and 2021, we employed a support staff consisting of 81, 63 and 46 employees, respectively.

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

Identity of Person or Group	Number of Shares Owned	Percent of Class (1)
Stamatios Tsantanis (2)	20,000 Series B Preferred Shares	100%
	1,619,003 Common Shares	7.9%
George Economou (3)	1,859,096 Common Shares	9.1%
Konstantinos Konstantakopoulos (4)	1,265,847 Common Shares	6.2%
Stavros Gyftakis	231,345 Common Shares	1.1%
Christina Anagnostara	202,239 Common Shares	1.0%
Dimitrios Anagnostopoulos	93,333 Common Shares	0.5%
Ioannis Kartsonas	80,422 Common Shares	0.4%
Elias Culucundis	66,800 Common Shares	0.3%
Directors and executive officers as a group (6 individuals)	2,293,142 Common Shares	11.2%

(1)
Calculation of percent of class beneficially owned by each such person is based on 20,512,075 common shares outstanding as of March 28, 2024 and any additional shares that such person may be deemed to beneficially own in accordance with Rule 13d-3 under the Exchange Act.

(2)
Stamatios Tsantanis beneficially owns 20,000 Series B Preferred Shares, constituting 100% of our issued and outstanding Series B Preferred Shares, which were issued on December 10, 2021 pursuant to a stock purchase agreement between us and Stamatios Tsantanis.  Through his ownership of common shares and Series B Preferred Shares, Stamatios Tsantanis controls 49.99% of the voting power of our outstanding capital stock.  For a description of the Series B Preferred Shares, see “Description of Securities” filed as Exhibit 2.5 hereto. In our annual reports for the years ended December 31, 2022, 2021, and 2020, Stamatios Tsantanis was reported to beneficially own 6.8%, 2.0%, and less than one percent of our outstanding common shares, respectively.

(3)
This information is derived from an Amendment No. 5 to Schedule 13D jointly filed with the Commission on March 5, 2024 by Sphinx Investment Corp., Maryport Navigation Corp. and George Economou.  Based on this filing, Sphinx Investment Corp., Maryport Navigation Corp. and George Economou each have beneficial ownership of all shares indicated in the table above. Based on this filing, Sphinx Investment Corp. is a Marshall Islands corporation wholly-owned by Maryport Navigation Corp., which is a Liberian corporation controlled by George Economou. In our annual reports for the three preceding fiscal years, none of Sphinx Investment Corp., Maryport Navigation Corp. or George Economou was reported as an owner of five percent or more of our outstanding common shares.

(4)
This information is derived from an Amendment No. 1 to Schedule 13G jointly filed with the Commission on February 14, 2024 by Longshaw Maritime Investments S.A. and Konstantinos Konstantakopoulos. Based on this filing, Longshaw Maritime Investments S.A. and Konstantinos Konstantakopoulos each have beneficial ownership of all shares indicated in the table above. Based on this filing, Longshaw Maritime Investments S.A. is a Marshall Islands corporation controlled by Konstantinos Konstantakopoulos. In our annual reports for the three preceding fiscal years, neither of Longshaw Maritime Investments S.A. nor Konstantinos Konstantakopoulos was reported as an owner of five percent or more of our outstanding common shares.

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

Management Agreements

Prior to the consummation of the Spin-Off, United entered into a master management agreement with us for the provision of technical, administrative, commercial, brokerage and certain other services. Certain of these services are being contracted directly with our wholly owned subsidiaries, Seanergy Shipmanagement and Seanergy Management. The master management agreement provides for a fixed administration fee of $325 per vessel per day payable to Seanergy. The initial term of United’s master management agreement with us will expire on December 31, 2024. Unless three months’ notice of non-renewal is given by either party prior to the end of the current term, the agreement will automatically extend for additional 12-month periods. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.

In relation to technical management, Seanergy Shipmanagement is responsible for arranging, inter alia, for the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling for the M/Vs Goodship, Gloriuship, Chrisea, Cretansea and Oasea, which are owned or operated by United. The technical management agreements with Seanergy Shipmanagement provide for a fixed management fee of $14,000 per vessel per month. The agreement for the M/V Goodship commenced on March 18, 2024. In 2023 and until March 17, 2024, United was paying to Seanergy Shipmanagement a fixed management fee of $10,000 for the M/V Goodship, which was also co-managed by V.Ships Greece.

Seanergy Management had entered into a commercial management agreement with United pursuant to which Seanergy Management acted as agent for United’s subsidiaries (directly or through subcontracting) for the commercial management of United’s vessels, including chartering, monitoring thereof, freight collection, and sale and purchase. Such agreement was in effect up until April 1, 2023, except for United’s last tanker vessel for which the agreement was valid until her sale in August 2023. Pursuant to this agreement, United was paying to Seanergy Management a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels except for any vessels that would be chartered-out to Seanergy. Seanergy Management also earned a fee equal to 1% of the contract price of any vessel bought or sold by them on our behalf until March 31, 2023, except for any vessels bought or sold from or to Seanergy, or in respect of any vessel sale relating to a sale leaseback transaction.

United Management Corp. (“United Management”), a subsidiary of United, has entered into a commercial management agreement with Seanergy Management, pursuant to which effective April 1, 2023 Seanergy Management acts as agent for United’s subsidiaries for the commercial management of their vessels, including post-fixture, monitoring thereof, freight collection, and sale and purchase. Pursuant to this agreement, each subsidiary is paying to Seanergy Management a commission fee equal to 0.75% of the collected gross hire, freight/ and demurrage and a fee equal to 1% of the contract price of any vessel bought, sold or bareboat chartered by Seanergy Management on United Management’s behalf, except for any vessels bought, sold or bareboat chartered from or to Seanergy, or in respect of any vessel sale relating to a sale and leaseback transaction.

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

Share Purchase Agreement

On July 8, 2022, we entered into a share purchase agreement with United pursuant to which on July 26, 2022 we purchased additional 5,000 of United’s newly issued Series C Cumulative Convertible Perpetual Preferred Shares in exchange for $5.0 million payable in cash in connection with United’s obligation to pay the advance deposits pursuant to memoranda of agreement for the M/Ts Parosea, Bluesea, Minoansea and Epanastasea. On November 28, 2022 United redeemed all 10,000 Series C Preferred Shares issued to us pursuant to their terms for a gross redemption price (including all accrued and unpaid dividends up to the redemption date) of $10.6 million.

Vessels’ Sales

On December 27, 2022, we entered into two memoranda of agreement to sell two Capesize vessels to United for an aggregate purchase price of $36.3 million. On December 28, 2022, we received an advance of $12.7 million in cash, according to the terms of the agreements, which were separately presented as “Liability from contract with related party” in the accompanying consolidated balance sheets. Both vessels were delivered to United in February 2023. As of December 31, 2023, a gain on sale of vessel, net of sale expenses, amounting to $8.1 million was recognized and is presented as “Gain on sale of vessels, net” in the consolidated statements of income.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We have previously reported that between 2010 and 2017 certain of our then shareholders, including our former Chairman that served between 2008 to 2010, had brought suits in Greece against certain other shareholders of the Company, our former Chief Financial Officer, and such Chairman’s immediate successor that served between 2008 to 2013. The plaintiffs withdrew their suits filed in 2010 and 2014 and therefore these are now closed.

The hearing of the only two remaining suits that were filed in 2017 against, amongst other, the former Chairman’s immediate successor, took place on November 15, 2018 and the court’s final decision is expected to be issued. These suits seek damages from the defendants (including our former Chairman’s immediate successor that served between 2008 to 2013) for alleged willful misconduct that purportedly caused the plaintiffs damage both by way of diminution of the value of their shares in the Company and harm to their reputations. Our former Chairman’s immediate successor that served between 2008 to 2013 has advised us that he does not believe the action has any merit.

Neither we nor our directors nor our current executive officers are named in any of these 2017 actions. We have also notified our insurance underwriters of these actions, and our underwriters are advancing a portion of the defendants’ legal expenses.

On March 6, 2024, Sphinx Investment Corp., a purported shareholder of the Company, submitted a complaint in the High Court of the Republic of the Marshall Islands naming the Company and the members of its board of directors as defendants. The complaint alleges, among other things, violations of fiduciary duties in connection with the issuance of the Series B Preferred Shares in December 2021. We believe we have substantial defenses and intend to vigorously defend against the lawsuit.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.  Other than the proceedings mentioned above, we are not a party to any material litigation where claims or counterclaims have been filed against us other than routine legal proceedings incidental to our business.

Dividend Policy

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. We initiated the payment of quarterly cash dividends commencing with a quarterly dividend of $0.25 per share and a special dividend of $0.25 per share with respect to the fourth quarter of 2021 and have declared a quarterly dividend with respect to each quarter since that time. For the first quarter of 2023, we paid a quarterly dividend of $0.025 per common share on July 6, 2023 to all shareholders of record as of June 22, 2023. For the second quarter of 2023, we paid a quarterly dividend of $0.025 per common share on October 6, 2023 to all shareholders of record as of September 22, 2023. For the third quarter of 2023, we paid a quarterly dividend of $0.025 per common share on January 10, 2024 to all shareholders of record as of December 22, 2023. For the fourth quarter of 2023, we declared a quarterly dividend of $0.025 per common share and a special dividend of $0.075 per common share, payable on or about April 10, 2024 to all shareholders of record as of March 25, 2024. Total cash dividends distributed in 2023 totaled $6.0 million.  Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries and affiliates distributing to us their earnings and cash flow. Some of our loan agreements limit our ability to pay dividends and our subsidiaries’ ability to make distributions to us.

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

Our restated articles of incorporation have been filed as an exhibit to our report filed with the Commission on Form 6-K on August 30, 2019.  Amendments to our restated articles of incorporation were filed as exhibits to our registration statement on Form F-1 filed on February 19, 2021 and our report of Form 6-K filed on February 15, 2023. Our restated articles of incorporation, as amended, contained in such exhibits are incorporated by reference.  Our fourth amended and restated bylaws have been filed with the Commission on Form 6-K on December 14, 2023, which we incorporate herein by reference.  A description of the material terms of our restated articles of incorporation, as amended, and our fourth amended and restated bylaws and of our capital stock is included in “Description of Securities” attached hereto as Exhibit 2.5 and incorporated by reference herein.

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

United States Federal Income Tax Consequences

Taxation of Operating Income in General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, constitutes income from sources within the United States, which we refer to as “U.S. source gross shipping income.”

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

For our 2023 taxable year, we had U.S. source gross shipping income of approximately $1,693,820.

We are subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in “—Taxation in Absence of Exemption,” unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below.  For our 2023 taxable year, we believe that we qualified for the exemption from tax under Section 883 of the Code.

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

We did not satisfy the 50% Ownership Test for our 2023 taxable year. Furthermore, these substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test.

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

Under the regulations, the stock of a foreign corporation will be considered “regularly traded” if one or more classes of its stock representing 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets (such as the Nasdaq Capital Market on which our common shares are traded), which we refer to as the “listing threshold.”

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

Based on our analysis of our shareholdings during 2023, we believe we satisfy the Publicly-Traded Test for the entire 2023 year in that less than 50% of our issued and outstanding common shares were held by 5% Shareholders for more than half the days during the 2023 taxable year.

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

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by us during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary companies in which we own at least 25% of the value of the subsidiary’s stock or other ownership interest. Income earned, or deemed earned, by us in connection with the performance of services should not constitute passive income. By contrast, rental income, which includes bareboat hire, would generally constitute “passive income” unless we are treated under specific rules as deriving rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are or have been a PFIC during our 2023 taxable year, nor do we expect to become, a PFIC with respect to our 2024 taxable year or any future taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner so as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as anticipated, our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over the common shares’ fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in such U.S. Holder’s common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

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

Interest Rate Risk

We are exposed to risks associated with changes in interest rates relating to our unhedged variable–rate borrowings, according to which we pay interest at a rate of SOFR or term SOFR plus a margin; as such increases in interest rates could affect our results of operations and ability to service our debt.  As of December 31, 2023, we had aggregate variable-rate borrowings, of $198.5 million.  We have not entered into any hedging contracts to protect against interest rate fluctuations.

The following table sets forth the sensitivity of our existing loans as of December 31, 2023, as to a 100-basis point increase in Term SOFR and reflects the additional interest expense.

Year	Amount
2024	$1.9 million
2025	$1.5 million
2026	$1.0 million
2027	$0.4 million
2028	$0.1 million
2029	$0.05 million
2030	$0.01 million
Total	$5.0 million

Foreign Currency Exchange Rate Risk

We generate all of our revenue in U.S. dollars.  The minority of our operating expenses (approximately 10% in 2023) and about half of our general and administration expenses (approximately 49% in 2023) are in currencies other than the U.S. dollar, primarily the Euro.  For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction.  We do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2023, these non-US dollar expenses represented 16% of our revenues.  However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations.  We have not hedged currency exchange risks associated with our expenses.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On July 2, 2021, we adopted a shareholders rights agreement, pursuant to which each of our common shares includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Shares if any third-party seeks to acquire control of a substantial block of our common shares without the approval of our board of directors. The shareholders rights agreement was amended and restated on December 13, 2023. See “Description of Securities” attached to this annual report as Exhibit 2.5 for a description of our amended and restated shareholders rights agreement.

ITEM 15.	CONTROLS AND PROCEDURES

a)	Disclosure Controls and Procedures

Management (our Chief Executive Officer and our Chief Financial Officer) has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2023).  The term disclosure controls and procedures is defined under the Commission’s rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management (our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management (our Chief Executive Officer and our Chief Financial Officer), has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2023.

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

c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Seanergy Maritime Holdings Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Seanergy Maritime Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated April 3, 2024, expressed an unqualified opinion on those financial statements.

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
April 3, 2024

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

Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2023 and for the fiscal year ended December 31, 2022. Audit, audit-related and non-audit services billed and accrued from Deloitte Certified Public Accountants S.A., as applicable are as follows:

	2023	2022
Audit fees	$318,000	$300,000
Audit related fees	28,000	-
Tax fees	-	-
All other fees	-	-
Total fees	$346,000	$300,000

Audit fees for 2023 related to professional services rendered for the audit of our financial statements and the audit of internal control over financial reporting for the year ended December 31, 2023. Audit related fees relate to services in connection with equity offerings and issuance of comfort letters. Audit fees for 2022 related to professional services rendered for the audit of our financial statements for the year ended December 31, 2022. As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
May 1-31, 2023	110,386	$4.32	110,386	$0
June 1-30, 2023	251,775	$4.36	251,775	$0
December 13-31, 2023	13,370	$7.20	13,370	$24,903,436
February 1-29, 2024	115,312	$7.29	115,312	$24,059,991

In addition, the Company’s Chairman and Chief Executive Officer acquired, during 2023, a total of 200,000 common shares in the open market for an aggregate purchase price of approximately $1.1 million In addition, the Company’s Chief Financial Officer acquired 18,510 shares in the open market for an aggregate purchase price of approximately $100,000.

On June 28, 2022, our Board of Directors authorized the June 2022 Repurchase Plan pursuant to which we could repurchase up to $5.0 million of our outstanding common shares, convertible note, and warrants until December 31, 2022. On November 28, 2022, the Board of Directors authorized the extension of this plan until December 31, 2023. On December 13, 2023, the Board of Directors terminated the June 2022 Repurchase Plan expiring on December 31, 2023 and authorized the December 2023 Repurchase Plan pursuant to which we can repurchase up to $25.0 million of our outstanding common shares or other securities. This plan expires on December 31, 2025 and, as of the date of this annual report, $24,059,991 remains available for repurchases under this plan.

On November 28, 2022, the Board of Directors authorized also a tender offer to purchase our outstanding Class E Warrants to purchase one common share, par value $0.0001, at a price of $0.20 per warrant. The tender offer expired at 5:00 P.M., Eastern Time, on January 10, 2023. A total of 4,038,114 Class E Warrants were tendered under the tender offer.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in “Item 16F. Change in Registrant’s Certifying Accountant” of our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023.

ITEM16G.	CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of Nasdaq’s corporate governance rules.  The Company’s corporate governance practices deviate from Nasdaq’s corporate governance rules in the following ways:

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA, providing that the board of directors approves share issuances and adoptions of and material amendments to equity compensation plans. Likewise, in lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances, consistent with the BCA and our restated articles of incorporation, as amended, and fourth amended and restated bylaws, the board of directors approves certain share issuances.

•	The Company’s board of directors is not required to have an Audit Committee comprised of at least three members. Our Audit Committee is comprised of two members.

•	The Company’s board of directors is not required to meet regularly in executive sessions without management present.

•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our fourth amended and restated bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Our Board of Directors has adopted the “Statement of Company Policy – Trading in the Company’s Securities” in relation to policies and procedures to detect and prevent insider trading (“Insider Trading Policy”) governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Insider Trading Policy has been filed as Exhibit 11.1 to this annual report.

ITEM 16K.	CYBERSECURITY

We believe that cybersecurity is fundamental in our operations and, as such, we are committed to maintaining robust governance and oversight of cybersecurity risks and to implementing comprehensive processes and procedures for identifying, assessing, and managing material risks from cybersecurity threats as part of our broader risk management system and processes. Our cybersecurity risk management strategy prioritizes detection, analysis and response to known, anticipated or unexpected threats; effective management of security risks; and resiliency against incidents. With the ever-changing cybersecurity landscape and continual emergence of new cybersecurity threats, our board of directors and senior management team ensure that adequate resources are devoted to cybersecurity risk management and the technologies, processes and people that support it. We implement risk-based controls to protect our information, the information of our customers, suppliers, and other third parties, our information systems, our business operations, and our vessels.

As part of our cybersecurity risk management system, our information and technology management team is comprised of a senior IT professional, leading an appropriately staffed information and technology department, having extensive experience and expertise on all information and technology matters, including cybersecurity. To this end, our information and technology management team tracks and logs privacy and security incidents across our Company, our vessels, our customers, suppliers and other third-party service providers to remediate and resolve any such incidents. Significant incidents are reviewed regularly by our information and technology management team to determine whether further escalation is appropriate. We also engage annually third parties, such as specialized assessors, consultants, as well as our internal audit department, to audit our information security systems, whose findings are reported to our senior management team. Any identified incident assessed as potentially being or potentially becoming material is immediately escalated for further assessment, and then reported to  our senior management team who is responsible to assess its overall materiality in due time and decide whether further reference to our board of directors is necessary. We further consult with outside counsel as appropriate, including on materiality analysis and disclosure requirements, and our senior management, in cooperation, if required, with our board of directors, makes the final materiality determinations and disclosure and other compliance decisions.

As we do not have a dedicated board committee solely focused on cybersecurity, our senior management team has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any material findings and recommendations, as appropriate, to our board of directors for consideration.

Overall, our approach to cybersecurity risk management includes the following key elements:

(i)	Continuous monitoring of cybersecurity threats, both internal and external. through the use of data analytics and network monitoring systems.

(ii)	Engagement of third party consultants and other advisors to assist in assessing points of vulnerability of our information security systems.

(iii)
Overall assessment of cybersecurity incidents materiality and potential impact on the company’s operations and financial condition by our senior management team and our board of directors, in cooperation, if considered necessary, with specialized external consultants.

(iv)	Oversight responsibility of cybersecurity risks and compliance with relevant disclosure requirements lies with our senior management team and our board of directors.

(v)
Training and Awareness – we have various information technology policies relating to cybersecurity. We also provide employee mandatory training that is administered on a periodic basis that reinforces our information technology policies, standards and practices, as well as the expectation that employees comply with these policies and identify and report potential cybersecurity risks. We also require employees to sign confidentiality agreements, where appropriate to their role.

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. While we have dedicated appropriate resources to identifying, assessing, and managing material risks from cybersecurity threats, our efforts may not be adequate, may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition. For more information certain risks associated with cybersecurity, see “Item 3.D. Risk Factors— Risks Relating to Our Company —A cyber-attack could materially disrupt our business.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

The financial information required by this item, together with the report of Deloitte Certified Public Accountants S.A., is set forth on pages F-1 through F-40 and are filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Restated Articles of Incorporation(1)

1.2	Amendment to Restated Articles of Incorporation dated June 29, 2020 (2)

1.3	Amendment to Restated Articles of Incorporation dated February 15, 2023 (3)

1.4	Fourth Amended and Restated Bylaws (4)

2.1	Specimen Common Stock Certificate (5)

2.2	Statement of Designation of the Series A Participating Preferred Shares of the Company(6)

2.3	Amended and Restated Shareholders Rights Agreement, dated as of December 13, 2023, by and between Seanergy Maritime Holdings Corp. and Continental Stock Transfer & Trust Company, as Rights Agent(7)

2.4	Statement of Designation of the Series B Preferred Shares of the Company(8)

2.5	Description of Securities*

4.1	Amended and Restated 2011 Equity Incentive Plan of the registrant adopted on March 27, 2024*

4.2	Form of Ship Technical Management Agreement with V.Ships Greece for the M/V Friendship(9)

4.3	Form of Ship Technical Management Agreement with V.Ships Greece M/V Titanship*

4.4	Form of Ship Technical Management Agreement with V.Ships Greece for the M/V Championship(10)

4.5	Form of Ship Technical Management Agreement with Seanergy Shipmanagement Corp.(11)

4.6	Form of Ship Technical Management Agreement with Seanergy Shipmanagement Corp. for the M/V Friendship(12)

4.7	Commercial Management Agreement dated March 2, 2015 between Seanergy Management Corp. and Fidelity Marine Inc.(13)

4.8	Amendment No. 1 dated September 11, 2015 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015(14)

4.9	Amendment No. 2 dated as of February 24, 2016 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015(15)

4.10	Amendment No. 3 dated February 1, 2018 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015(16)

4.11	Amendment No. 4 dated June 28, 2018 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015(17)

4.12	Amendment No. 5 dated November 3, 2021 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015(18)

4.13	Registration Rights Agreement dated March 12, 2015 between the registrant and Stamatios Tsantanis(19)

4.14	Sale and Purchase Agreement dated September 19, 2018 between Seanergy Management Corp. and Hyundai Materials Corporation(20)

4.15
Addendum No. 1 to Sale and Purchase Agreement dated September 28, 2018 between Seanergy Management Corp. and Hyundai Materials Corporation in respect of the Sale and Purchase Agreement dated September 19, 2018(21)

4.16	Bareboat Charter Agreement dated May 11, 2021 between with Cargill International SA and Flag Marine Co. for the M/V Flagship(22)

4.17	Guarantee and Indemnity in respect of Flagship dated May 11, 2021 between the registrant and Cargill International SA(23)

4.18	Bareboat Charter dated June 22, 2021 between Sea 241 Leasing Co. Limited and Hellas Ocean Navigation Co. for the M/V Hellasship(24)

4.19	Guarantee in respect of Hellasship dated June 22, 2021 between the registrant and Sea 241 Leasing Co. Limited(25)

4.20
Amendment and Restatement Deed relating to a bareboat charter agreement dated 22 June 2021 in respect of the m/v Hellasship, dated September 25, 2023, between the registrant, Hellas Ocean Navigation Co. and Sea 241 Leasing Co. Limited*

4.21	Bareboat Charter dated June 22, 2021 between Sea 242 Leasing Co. Limited and Patriot Shipping Co. for the M/V Patriotship(26)

4.22	Guarantee in respect of Patriotship dated June 22, 2021 between the registrant and Sea 242 Leasing Co. Limited(27)

4.23
Amendment and Restatement Deed relating to a bareboat charter agreement dated 22 June 2021 in respect of the m/v Patriotship, dated September 25, 2023, between the registrant, Patriot Shipping Co. and Sea 242 Leasing Co. Limited*

4.24	Facility Agreement dated August 9, 2021 between Friend Ocean Navigation Co., Lord Ocean Navigation Co., Squire Ocean Navigation Co. and Alpha Bank S.A.(28)

4.25	First Supplemental Letter dated December 1, 2021 with respect to the Facility Agreement dated August 9, 2021(29)

4.26
First Supplemental Agreement dated June 30, 2022 between the registrant, Duke Shipping Co. and Friend Ocean Navigation Co., Lord Ocean Navigation Co., Squire Ocean Navigation Co. and Alpha Bank S.A. with respect to the Facility Agreement dated August 9, 2021(30)

4.27
Second Supplemental Agreement dated November 10, 2023 between Friend Ocean Navigation Co., Squire Ocean Navigation Co., Duke Shipping Co. and Alpha Bank S.A. with respect to the Facility Agreement dated August 9, 2021*

4.28	Facility Agreement dated December 20, 2021 between the registrant, Sea Genius Shipping Co., and Sinopac Capital International (HK) Limited(31)

4.29
Overriding Agreement dated August 25, 2023 to the Facility Agreement dated December 20, 2021 between, inter alia, the registrant, Sea Genius Shipping Co., Seanergy Shipmanagement Corp. and Sinopac Capital International (HK) Limited*

4.30	Bareboat Charter Agreement dated February 25, 2022 between Artemis Lease 01 Limited and Partner Marine Co. for the M/V Partnership(32)

4.31	Performance Guarantee in respect of the M/V Partnership between the registrant and Artemis Lease 01 Limited dated February 25, 2022(33)

4.32	Facility Agreement dated June 21, 2022 between Duke Shipping Co. and Alpha Bank S.A.(34)

4.33	Facility Agreement dated June 22, 2022 between the registrant, World Shipping Co., Honor Shipping Co. and Piraeus Bank S.A.(35)

4.34	Supplemental Agreement dated July 3, 2023, relating to the Facility Agreement dated June 22, 2022, between the registrant, World Shipping Co., Honor Shipping Co. and Piraeus Bank S.A.*

4.35
Overriding Agreement dated July 3, 2023 to the Facility Agreement dated June 22, 2022 between the registrant, World Shipping Co., Honor Shipping Co., Seanergy Shipmanagement Corp. and Piraeus Bank S.A.*

4.36
Deed of Accession, Amendment and Restatement relating to a facility agreement dated October 10, 2022, dated April 18 2023, between the registrant, Fellow Shipping Co., Premier Marine Co., Champion Marine Co. and Danish Ship Finance A/S*

4.37	Facility Agreement dated December 15, 2022 between Paros Ocean Navigation Co. and Alpha Bank S.A.(36)

4.38	Class D Warrant Agency Agreement dated April 2, 2020 by and between Continental Stock Transfer & Trust Company and the registrant(37)

4.39	Form of Class D Warrant Certificate(38)

4.40	Bareboat Charter Agreement dated March 29, 2023 between Great Something Co, Ltd. and Knight Ocean Navigation Co. for the M/V Knightship(39)

4.41	Addendum to the Bareboat Charter Agreement dated March 29, 2023 between Great Something Co., Ltd. and Knight Ocean Navigation Co. for the M/V Knightship, dated March 29, 2023(40)

4.42	Charterer Performance Guarantee in respect of the M/V Knightship dated March 29, 2023 between the registrant and Great Something Co., Ltd.(41)

4.43	Bareboat Charterparty dated April 24, 2023 between Village Seven Co., Ltd., V7 Fune Inc. and Lord Ocean Navigation Co. for the M/V Lordship*

4.44	Addendum No.1 to the Bareboat Charterparty dated April 24, 2023 between Village Seven Co., Ltd., V7 Fune Inc. and Lord Ocean Navigation Co. for the M/V Lordship, dated April 24, 2023*

4.45	Guarantee in respect of the M/V Lordship dated April 24, 2023 of the registrant in favor of Village Seven Co., Ltd. and V7 Fune Inc.*

4.46	Bareboat Charterparty dated May 9, 2023 between Mi-Das Line S.A. and Titan Ocean Navigation Co. for the M/V Titanship*

4.47	Form of Class E Warrant Agency Agreement by and between the registrant and Continental Stock Transfer & Trust Company(42)

4.48	Form of Class E Warrant(43)

4.49	Form of Technical Management Agreement with Seanergy Shipmanagement Corp. for dry bulk vessels of United Maritime Corporation(44)

4.50	Contribution and Conveyance Agreement dated July 5, 2022 between the registrant and United Maritime Corporation(45)

4.51	Right of First Refusal and First Offer Agreement between the registrant and United Maritime Corporation(46)

4.52	Master Management Agreement dated July 5, 2022 between the registrant and United Maritime Corporation(47)

4.53	Commercial Management Agreement dated April 5, 2023 between Seanergy Management Corp. and United Management Corp.*

8.1	List of Subsidiaries*

11.1	Statement of Company Policy – Trading in the Company’s Securities*

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Deloitte Certified Public Accountants S.A.*

15.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

97.1	Policy for the Recovery of Erroneously Awarded Incentive Compensation*

101
The following financial information from the registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023, formatted in Inline Extensible Business Reporting Language (XBRL)*
(1) Consolidated Balance Sheets as of December 31, 2023 and 2022;
(2) Consolidated Statements of Income/(loss) for the years ended December 31, 2023, 2022 and 2021;
(3) Consolidated Statements of Shareholders’ (Deficit) / Equity for the years ended December 31, 2023, 2022 and 2021; and
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*Filed herewith

(1)	Incorporated herein by reference to Exhibit 3.1 to the registrant’s report on Form 6-K filed with the Commission on August 30, 2019.

(2)	Incorporated herein by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-1 filed with the Commission on February 19, 2021.

(3)	Incorporated herein by reference to Exhibit 3.8 to the registrant’s report on Form 6-K filed with the Commission on February 15, 2023.

(4)	Incorporated herein by reference to Exhibit 1.1 to the registrant’s report on Form 6-K furnished to the Commission on December 14, 2023 .

(5)	Incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed with the Commission on February 15, 2023.

(6)	Incorporated herein by reference to Exhibit 3.1 to the registrant’s report on Form 6-K filed with the Commission on July 2, 2021.

(7)	Incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K furnished to the Commission on December 14, 2023.

(8)	Incorporated herein by reference to Exhibit 99.4 to the registrant’s report on Form 6-K filed with the Commission on December 10, 2021.

(9)	Incorporated herein by reference to Exhibit 4.6 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023.

(10)	Incorporated herein by reference to Exhibit 4.7 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023.

(11)	Incorporated herein by reference to Exhibit 4.10 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(12)	Incorporated herein by reference to Exhibit 4.11 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(13)	Incorporated herein by reference to Exhibit 4.52 to the registrant’s annual report on Form 20-F filed with the Commission on April 21, 2015.

(14)	Incorporated herein by reference to Exhibit 4.14 to the registrant’s annual report on Form 20-F filed with the Commission on April 20, 2016.

(15)	Incorporated herein by reference to Exhibit 4.15 to the registrant’s annual report on Form 20-F filed with the Commission on April 20, 2016.

(16)	Incorporated herein by reference to Exhibit 4.13 to the registrant’s annual report on Form 20-F filed with the Commission on March 7, 2018.

(17)	Incorporated herein by reference to Exhibit 4.19 to the registrant’s annual report on Form 20-F filed with the Commission on March 25, 2019.

(18)	Incorporated herein by reference to Exhibit 4.17 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(19)	Incorporated herein by reference to Exhibit 4.58 to the registrant’s annual report on Form 20-F filed with the Commission on April 21, 2015.

(20)	Incorporated herein by reference to Exhibit 10.89 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018.

(21)	Incorporated herein by reference to Exhibit 10.90 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018.

(22)	Incorporated herein by reference to Exhibit 4.53 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(23)	Incorporated herein by reference to Exhibit 4.54 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(24)	Incorporated herein by reference to Exhibit 4.55 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(25)	Incorporated herein by reference to Exhibit 4.56 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(26)	Incorporated herein by reference to Exhibit 4.57 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(27)	Incorporated herein by reference to Exhibit 4.58 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(28)	Incorporated herein by reference to Exhibit 4.59 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(29)	Incorporated herein by reference to Exhibit 4.60 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(30)	Incorporated herein by reference to Exhibit 4.49 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023.

(31)	Incorporated herein by reference to Exhibit 4.62 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(32)	Incorporated herein by reference to Exhibit 4.63 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(33)	Incorporated herein by reference to Exhibit 4.64 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022.

(34)	Incorporated herein by reference to Exhibit 4.53 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023.

(35)	Incorporated herein by reference to Exhibit 4.54 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023.

(36)	Incorporated herein by reference to Exhibit 4.56 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023.

(37)	Incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed with the Commission on April 3, 2020.

(38)	Incorporated herein by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed with the Commission on April 3, 2020.

(39)	Incorporated herein by reference to Exhibit 4.59 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023.

(40)	Incorporated herein by reference to Exhibit 4.60 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023.

(41)	Incorporated herein by reference to Exhibit 4.61 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023.

(42)	Incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K furnished to the Commission on August 19, 2020.

(43)	Incorporated herein by reference to Exhibit 4.2 to the registrant’s report on Form 6-K furnished to the Commission on August 19, 2020.

(44)	Incorporated herein by reference to Exhibit 4.67 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023.

(45)	Incorporated herein by reference to Exhibit 4.68 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023.

(46)	Incorporated herein by reference to Exhibit 4.69 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023.

(47)	Incorporated herein by reference to Exhibit 4.70 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEANERGY MARITIME HOLDINGS CORP.

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chairman & Chief Executive Officer

Date: April 3, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Seanergy Maritime Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seanergy Maritime Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, stockholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 3, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Impairment of Long-Lived Assets – Future Charter Rates for vessels with impairment indicators – Refer to Note 2 of the consolidated financial statements.

Critical Audit Matter Description

The Company’s evaluation of its vessels, including the vessel acquired through a finance lease for which the Company has recorded a right of use asset, for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may no longer be recoverable. As of December 31, 2023, 4 out of 17 vessels had an impairment indication.

If indicators of impairment exist for a vessel, the Company determines the recoverable amount by estimating the undiscounted future cash flows associated with the vessel. If the carrying value of the vessel (plus the unamortized dry-docking costs) exceeds its undiscounted future net cash flows, the carrying value of the vessel is reduced to its fair value. The undiscounted cash flows incorporate various factors and significant assumptions, including estimated future charter rates for Capesize bulkers. Future charter rates reflect the estimated charter revenues which are based on a combination of charter rates estimates for the first calendar year, and the 10-year average historical charter earnings, of similar size vessels, excluding outliers, for the period thereafter up to the end of the estimated useful life of the vessel. The estimated future charter rates are then adjusted for estimated commissions, expected off hires due to scheduled maintenance and estimated unexpected off hires, adding an estimated premium for vessels with installed scrubbers if applicable.

We identified future charter rates for vessels with impairment indicators used in the undiscounted future cash flows analysis of vessels with an impairment indication as a critical audit matter because of the complex judgements made by management to estimate future charter rates and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.

This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s projected charter rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates for vessels with impairment indicators utilized in the undiscounted future cash flows included the following among others:

•	We tested the effectiveness of controls over management’s review of the impairment analysis, including the future charter rates used within the undiscounted future cash flows analysis.
•	We evaluated the reasonableness of the Company’s estimate of future charter rates by:

o
Evaluating the Company’s methodology for estimating the future charter rates utilized by using our industry experience. For the first calendar year the Company estimates the daily future charter rate using the average of three published third-party estimates. For the periods thereafter the Company bases its estimate on a published third party’s average 10-year historical daily charter earnings of similar size vessels excluding outliers. These future charter rates are then adjusted for estimated commissions, expected off hires due to scheduled maintenance, estimated unscheduled off hires and estimated premium for vessels with installed scrubbers.

o
Comparing the future charter rates utilized in the undiscounted future cash flow analysis to a) historical rate information for Capesize bulkers published by third parties, b) the Company’s budget, c) other external market sources, including analysts’ reports, d) market reports on spreads on marine fuel (for determination of premium for scrubber fitted vessels), reports on  prospective market outlook, and e) the Company’s historical records to assess estimated commissions and off hires.

o
Considering the consistency of the assumptions used with evidence obtained in other areas of the audit. This included, among others, 1) internal communications by management to the board of directors, and 2) external communications by management to analysts and investors.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
April 3, 2024
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

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2023 and 2022
(In thousands of US Dollars, except for share and per share data)

		2023	2022
ASSETS
Current assets:
Cash and cash equivalents	4	19,378	26,027
Restricted cash	4, 8	50	1,650
Accounts receivable trade, net	13	896	720
Inventories	5	1,559	1,995
Prepaid expenses		1,238	1,096
Due from related parties	3	308	829
Assets held for sale	6	-	28,252
Other current assets		1,656	1,075
Total current assets		25,085	61,644

Fixed assets:
Vessels, net	6	410,476	434,133
Finance lease, right-of-use asset	7	29,562	-
Other fixed assets, net		423	412
Total fixed assets		440,461	434,545

Other non-current assets:
Deposits assets, non-current		-	1,325
Deferred charges and other investments, non-current	2	6,397	10,759
Restricted cash, non-current	4, 8	5,500	4,800
Operating lease, right-of-use asset	11	405	499
Other non-current assets		29	28
TOTAL ASSETS		477,877	513,600

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $1,175 and $1,856, respectively	8	31,780	35,051
Finance lease liability, current	7	21,778	-
Debt related to assets held for sale, net of deferred finance costs of $NIL and $110, respectively	8	-	12,990
Current portion of convertible notes, net of deferred finance costs and debt discounts of $NIL and $332, respectively	9	-	10,833
Liability from contract with related party	3,6	-	12,688
Trade accounts and other payables		5,489	7,826
Accrued liabilities		7,736	8,374
Operating lease liability, current	11	105	108
Deferred revenue	13	2,136	2,232
Other current liabilities	12, 17	491	4,548
Total current liabilities		69,515	94,650

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $1,746 and $1,871, respectively	8	179,010	196,825
Operating lease liability, non-current	11	300	391
Deferred revenue, non-current	13	254	35
Other liabilities, non-current	8	353	-
Total liabilities		249,432	291,901

Commitments and contingencies	11

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; 20,000 and 20,000 shares issued and outstanding as at December 31, 2023 and 2022, respectively	12	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2023 and 2022; 19,636,352 and 18,191,614 shares issued and outstanding as at December 31, 2023 and 2022, respectively	12	2	2
Additional paid-in capital	12	590,129	583,691
Accumulated deficit		(361,686)	(361,994)
Total stockholders’ equity		228,445	221,699
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		477,877	513,600
The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Income
For the years ended December 31, 2023, 2022 and 2021
(In thousands of US Dollars, except for share and per share data)

	Notes	2023	2022	2021

Vessel revenue, net	13	107,036	122,629	153,108
Fees from related parties	3	3,198	2,391	-
Revenue, net		110,234	125,020	153,108
Expenses:
Voyage expenses	13	(2,851)	(4,293)	(16,469)
Vessel operating expenses		(42,260)	(43,550)	(36,332)
Management fees		(700)	(1,368)	(1,435)
General and administration expenses	16	(22,149)	(17,412)	(13,739)
Amortization of deferred dry-docking costs	2	(4,155)	(4,880)	(2,793)
Depreciation and amortization	6	(24,676)	(23,417)	(17,151)
Gain on sale of vessel, net (including $8,094, $NIL and $NIL, to related party for the years ended December 31, 2023, 2022 and 2021, respectively - Note 3)	3, 6	8,094	-	697
(Loss) / gain on forward freight agreements, net		(188)	(417)	24
Operating income		21,349	29,683	65,910
Other income / (expenses), net:
Interest and finance costs	14	(20,694)	(15,332)	(17,779)
Loss on extinguishment of debt	8	(540)	(1,291)	(6,863)
Interest and other income	3	2,443	1,361	161
Gain on spin-off of United Maritime Corporation	3	-	2,800	-
Foreign currency exchange losses, net		(276)	(10)	(81)
Total other expenses, net		(19,067)	(12,472)	(24,562)
Net income before income taxes		2,282	17,211	41,348
Income taxes		-	28	-
Net income		2,282	17,239	41,348

Net income per common share, basic	15	0.12	0.97	2.70
Net income per common share, diluted	15	0.12	0.96	2.50

Weighted average common shares outstanding, basic	15	18,394,419	17,439,033	15,332,191
Weighted average common shares outstanding, diluted	15	18,442,688	17,684,048	19,133,753

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2023, 2022 and 2021
 (In thousands of US Dollars, except for share data)

	Preferred Stock Series B		Common stock		Additional		Total
	# of Shares	Par Value	# of Shares	Par Value	paid-in capital	Accumulated deficit	stockholders’ equity

Balance, January 1, 2021	-	-	6,831,499	1	490,290	(394,597)	95,694
Issuance of common stock (including the exercise of warrants) (Note 12)	-	-	9,238,754	1	98,217	-	98,218
Issuance of common stock and warrants for repayment of subordinated long-term debt (Note 8)	-	-	428,571	-	3,000	-	3,000
Issuance of common stock upon conversion of convertible notes (Note 9)	-	-	300,000	-	3,600	-	3,600
Issuance of preferred shares to related party (Note 12)	20,000	-	-	-	250	-	250
Stock based compensation (Note 16)	-	-	670,000	-	5,097	-	5,097
Repurchase of common stock (Note 12)	-	-	(170,210)	-	(1,708)	-	(1,708)
Repurchase of warrants (Note 12)	-	-	-	-	(1,023)	-	(1,023)
Net income	-	-	-	-	-	41,348	41,348
Balance, December 31, 2021	20,000	-	17,298,614	2	597,723	(353,249)	244,476
Cumulative adjustment due to adoption of ASU 2020-06 (Note 9)	-	-	-	-	(21,165)	10,216	(10,949)
Issuance of common stock (including the exercise of warrants) (Note 12)	-	-	10,000	-	70	-	70
Stock based compensation (Note 16)	-	-	883,000	-	7,185	-	7,185
Repurchase of warrants (Note 12)	-	-	-	-	(122)	-	(122)
Dividends ($1.25 per share) (Note 12)	-	-	-	-	-	(22,472)	(22,472)
United Maritime Corporation spin-off (Note 3)	-	-	-	-	-	(13,728)	(13,728)
Net income	-	-	-	-	-	17,239	17,239
Balance, December 31, 2022	20,000	-	18,191,614	2	583,691	(361,994)	221,699
ATM offering (Note 12)	-	-	1,099	-	(191)	-	(191)
Stock based compensation (Note 16)	-	-	1,823,467	-	9,147	-	9,147
Dividends ($0.10 per share) (Note 12)	-	-	-	-	-	(1,974)	(1,974)
Warrants buyback (Note 12)	-	-	-	-	(816)	-	(816)
Share buyback (Note 12)	-	-	(375,531)	-	(1,679)	-	(1,679)
Redemption of fractional shares due to reverse stock split	-	-	(4,297)	-	(23)	-	(23)
Net income	-	-	-	-	-	2,282	2,282
Balance, December 31, 2023	20,000	-	19,636,352	2	590,129	(361,686)	228,445

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2023, 2022 and 2021
(In thousands of US Dollars)

	2023	2022	2021
Cash flows from operating activities:
Net income	2,282	17,239	41,348
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,676	23,417	17,151
Amortization of deferred dry-docking costs	4,155	4,880	2,793
Amortization of deferred finance costs and debt discounts	2,241	2,859	3,659
Amortization of convertible note beneficial conversion feature	-	-	2,887
Stock based compensation	9,147	7,185	5,097
Loss on extinguishment of debt	540	1,291	6,863
Gain on spin-off of United Maritime Corporation	-	(2,800)	-
Gain on sale of vessel, net	(8,094)	-	(697)
Changes in operating assets and liabilities:
Accounts receivable trade, net	(176)	(839)	801
Inventories	219	(840)	3,202
Prepaid expenses	(141)	22	22
Other current assets	(581)	(641)	240
Deferred voyage expenses	-	-	621
Deferred charges, non-current	(211)	(9,494)	(6,433)
Other non-current assets	(1)	2	2
Trade accounts and other payables	(2,222)	(589)	348
Accrued liabilities	(1,155)	2,155	2,187
Due from related parties	521	(595)	-
Deferred revenue	(96)	(5,463)	3,225
Deferred revenue, non-current	219	(503)	(2,236)
Other liabilities, non-current	-	-	(320)
Net cash provided by operating activities	31,323	37,286	80,760
Cash flows from investing activities:
Proceeds from sale of vessels/assets held for sale	23,910	-	-
Vessels acquisitions and improvements	(314)	(70,321)	(197,214)
Finance lease prepayments and other initial direct costs	(7,000)	-	-
Deposits assets, non-current	1,325	-	-
Advances from related party from sale of vessels	-	12,688	12,600
Investment in Series C preferred shares	-	(10,000)	-
Proceeds from redemption of Series C preferred shares	-	10,000	-
Term deposits	-	1,500	100
Purchase of other fixed assets	(176)	(130)	(106)
Net cash provided by / (used in) investing activities	17,745	(56,263)	(184,620)
Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	8	70	98,302
Proceeds from long-term debt and other financial liabilities	53,750	124,800	180,320
Proceeds from issuance of preferred stock	-	-	250
Repayments of long-term debt and other financial liabilities	(88,742)	(89,698)	(132,058)
Repayments of convertible notes	(11,165)	(10,000)	(13,950)
Payments for repurchase of common stock	(1,679)	-	(1,708)
Payments for repurchase of warrants	(808)	-	(1,023)
Dividends paid	(6,031)	(17,924)	-
Payments of financing and stock issuance costs	(1,318)	(1,420)	(2,698)
Payments of finance lease liabilities	(609)	-	-
Payments of fractional shares due to reverse stock split	(23)	-	-
Net cash (used in) / provided by financing activities	(56,617)	5,828	127,435
Net (decrease) / increase in cash and cash equivalents and restricted cash	(7,549)	(13,149)	23,575
Cash and cash equivalents and restricted cash at beginning of period	32,477	45,626	22,051
Cash and cash equivalents and restricted cash at end of period	24,928	32,477	45,626

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	18,429	11,710	11,166

Noncash investing activities:
Vessels acquisitions and improvements	-	1,015	837
Finance lease, right-of use assets and initial direct costs	22,997	-	-

Noncash financing activities:
Dividends declared but not paid (Note 12)	491	4,548	-
Financing and stock issuance costs	562	-	-
Units issued for repayment of subordinated long-term debt (Note 8)	-	-	3,000
Repayment of subordinated long-term debt by issuance of units (Note 8)	-	-	(3,000)
Common shares issued by conversion of notes	-	-	3,600
Notes reduction via conversion	-	-	(3,600)

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

On January 20, 2022, United Maritime Corporation (“United”) was incorporated by Seanergy (the “Parent”), under the laws of the Republic of the Marshall Islands to serve as the holding company of the vessel-owning subsidiary of the Gloriuship (“United Maritime Predecessor” or the “Predecessor”) upon effectiveness of the Spin-Off (described below). On July 5, 2022, the Company  completed the spin-off of its wholly-owned subsidiary, United. United’s shares commenced trading on the Nasdaq Capital Market on July 6, 2022 under the symbol “USEA” (Note 3).

On February 16, 2023, the Company’s common stock began trading on a split-adjusted basis, following the approval from the Company’s board of directors on February 9, 2023 to reverse split the Company’s common stock at a ratio of one-for-ten (Note 12). All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share.

At December 31, 2023, the Company had a working capital deficit of $44,430, which includes an amount of $2,136 relating to pre-collected revenue and is included in deferred revenue in the accompanying consolidated balance sheets. This amount represents current liabilities that do not require future cash settlement. The working capital deficit is mainly attributable to the repayments due under the long-term debt, the other financial liabilities and the finance lease liabilities. For the year ended December 31, 2023, the Company realized a net income of $2,282 and generated cash flow from operations of $31,323. The Company is currently evaluating financing alternatives to finance the future commitments (Note 17) and the purchase option under its finance lease liability and has a signed term-sheet with one existing financier for one out of the two future commitments. The Company considered the terms in the signed term sheet with the financier mentioned above, the amount of time that the Company has available to finance the other future commitment and the finance lease liability, the current market conditions and market outlook, management’s network of lenders and financiers and the past history of successful financing. Based on the above, the Company believes it has the ability to finance its existing obligations and future commitments to acquire vessels as they come due via cash from operations and financing options and thus continue as a going concern over the next twelve months following the date of the issuance of these consolidated financial statements.

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
a.           Subsidiaries in Consolidation:

Seanergy’s subsidiaries included in these consolidated financial statements:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Emperor Holding Ltd. (1)	Marshall Islands	N/A	N/A	N/A
Pembroke Chartering Services Limited (1)(3)(4)	Malta	N/A	N/A	N/A
Sea Genius Shipping Co. (1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Sea Glorius Shipping Co. (6)	Marshall Islands	Gloriuship	November 3, 2015	July 5, 2022
Premier Marine Co. (1)	Marshall Islands	Premiership	September 11, 2015	N/A
Squire Ocean Navigation Co. (1)	Liberia	Squireship	November 10, 2015	N/A
Lord Ocean Navigation Co. (1)(5)	Liberia	Lordship	November 30, 2016	April 28, 2023
Champion Marine Co. (1)	Marshall Islands	Championship	November 7, 2018	N/A
Fellow Shipping Co. (1)	Marshall Islands	Fellowship	November 22, 2018	N/A
Friend Ocean Navigation Co. (1)	Liberia	Friendship	July 27, 2021	N/A
World Shipping Co. (1)	Marshall Islands	Worldship	August 30, 2021	N/A
Duke Shipping Co. (1)	Marshall Islands	Dukeship	November 26, 2021	N/A
Partner Marine Co. (1)(5)	Marshall Islands	Partnership	March 9, 2022	N/A
Honor Shipping Co. (1)	Marshall Islands	Honorship	June 27, 2022	N/A
Paros Ocean Navigation Co. (1)	Liberia	Paroship	December 27, 2022	N/A
Knight Ocean Navigation Co. (1)(5)	Liberia	Knightship	December 13, 2016	April 6, 2023
Flag Marine Co. (1)(5)	Marshall Islands	Flagship	May 6, 2021	May 11, 2021
Hellas Ocean Navigation Co. (1)(5)	Liberia	Hellasship	May 6, 2021	June 28, 2021
Patriot Shipping Co. (1)(5)	Marshall Islands	Patriotship	June 1, 2021	June 28, 2021
Good Ocean Navigation Co. (1)(4)(Note 6)	Liberia	Goodship	August 7, 2020	February 10, 2023
Traders Shipping Co. (1)(4)(Note 6)	Marshall Islands	Tradership	June 9, 2021	February 28, 2023
Gladiator Shipping Co. (1)(7)	Marshall Islands	N/A	N/A	N/A
Partner Shipping Co. Limited (1)(4)	Malta	Partnership	May 31, 2017	March 9, 2022
Titan Ocean Navigation Co. (1)(5)	Liberia	Titanship	October 24, 2023	N/A
Martinique International Corp. (1)(7)	British Virgin Islands	N/A	N/A	N/A
Harbour Business International Corp. (1)(7)	British Virgin Islands	N/A	N/A	N/A

(1)	Subsidiaries wholly owned
(2)	Management companies
(3)	Chartering services company
(4)	Dormant companies
(5)	Bareboat charterers
(6)	Subsidiary and vessel contributed to United following the Spin-off on July 5, 2022
(7)	Dormant companies which no longer own a vessel since 2018

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
2.	Significant Accounting Policies:

(a)	Principles of Consolidation

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

Accounts receivable trade, net, include receivables from charterers, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate provision for doubtful accounts. The Company also assessed the provisions of ASC 326, Financial Instruments—Credit Losses, by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s consolidated financial statements. No provision for doubtful accounts was established as of December 31, 2023 and 2022.

(i)	Inventories

Inventories consist of lubricants and bunkers, which are measured at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.  Cost is determined by the first in, first out method.

(j)	Insurance Claims

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses and for legal fees covered by directors’ and officers’ liability insurance. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, or when liabilities are incurred by the Company’s directors and officers in their capacities as officers and directors, recovery is probable under the related insurance policies, the claim is not subject to litigation and the Company can make an estimate of the amount to be reimbursed. The classification of the insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. No provision for credit losses was recorded as of December 31, 2023 and 2022 pursuant to the provisions of ASC 326.

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

Depreciation is computed using the straight-line method over the estimated useful life of the vessels (25 years from the date of their initial delivery from the shipyard), after considering the estimated salvage value. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton. Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(m)	Impairment of Long-Lived Assets (Vessels) and Right-of-use asset (finance lease)

The Company reviews its long-lived assets (Vessels) and right-of-use asset for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolesce or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus any unamortized dry-docking costs, may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers to be indicators of a potential impairment for its vessels and right-of-use asset.

If indicators of impairment are present the Company determines undiscounted projected operating cash flows for each related vessel and right-of-use asset and compares it to the vessel’s or right-of-use asset’s carrying value, plus any unamortized dry-docking costs. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than the vessel’s or right-of-use asset’s carrying value, plus any unamortized dry-docking costs, the Company impairs the carrying amount of the vessel or right-of-use asset. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimates and the average of the trailing 10-year historical charter rates, excluding outliers) adjusted for commissions, expected off hires due to scheduled maintenance and estimated unexpected breakdown  off hires, along with an estimate of an additional daily revenue for each scrubber-fitted vessel, as applicable. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled maintenance.

For the year ended December 31, 2023, indicators of impairment existed for four of the Company’s vessels as their carrying value plus any unamortized dry-docking costs was higher than their market value. The carrying value of the Company’s vessels plus any unamortized dry-docking costs for which impairment indicators existed as at December 31, 2023, was $121,577. From the impairment exercise performed, the undiscounted projected operating cash flows expected to be generated by the use of these four vessels were higher than the vessels’ carrying value, plus any unamortized dry-docking costs, and thus the Company concluded that no impairment charge should be recorded.

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

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under “Impairment loss” in the consolidated statements of income. The vessels are not depreciated once they meet the criteria to be classified as held for sale.

(o)	Dry-Docking and Special Survey Costs

The Company follows the deferral method of accounting for dry-docking costs and special survey costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Dry-docking costs which are not fully amortized by the next dry-docking period are expensed. Amounts are included in “Deferred charges and other investments, non-current”.

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

Revenues are generated from time charters, bareboat charters and spot charters. A time charter is a contract for the use of a vessel as well as vessel operations for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. A bareboat charter is a contract in which the vessel is provided to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance. Spot charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate per ton of cargo or for a lump sum amount.

The Company accounts for its time charter contracts as operating leases pursuant to ASC 842 “Leases”. The Company has determined that the non-lease component in its time charter contracts relates to services for the operation of the vessel, which comprise of crew, technical and safety services, among others. The Company further elected to adopt a practical expedient that provides it with the discretion to recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it determined that the related lease component and non-lease component have the same timing and pattern of transfer and the predominant component is the lease. The Company qualitatively assessed that more value is ascribed to the use of the asset (i.e., the vessel) rather than to the services provided under the time charter agreements. Time charter revenue is recorded over the term of the charter agreement as the service is provided and collection of the related revenue is reasonably assured.

The Company accounts for its spot charter contracts following the provisions of ASC 606, Revenue from contracts with customers. The Company has determined that its spot charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company retains control over the operations of the vessel, provided also that the terms of the spot charter are predetermined, and any change requires the Company’s consent and are therefore considered service contracts. Spot charter revenue is recognized on a pro-rata basis over the duration of the voyage from loading to discharge, when a voyage agreement exists, the price is fixed or determinable, service is provided and the collection of the related revenue is reasonably assured. For voyage charters, the Company satisfies its single performance obligation to transfer cargo under the contract over the voyage period. The Company has taken the practical expedient not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

Demurrage income, which is considered a form of variable consideration and is recognized as the performance obligation is satisfied, is included in Vessel revenue, net and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements.

Despatch expense, which is considered a form of variable consideration and is recognized as the performance obligation is satisfied, is included in Vessel revenue, net and represents payments to the charterer by the vessel owner when loading or discharging time is faster than the stipulated time in the voyage charter agreements.

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

Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions are payable to the charterer and are included in “Vessel revenue, net” while brokerage commissions to third parties are included in “Voyage expenses”. For the years ended December 31, 2023 and 2022, an amount of $3,869 and $4,554, respectively, was included in “Vessel revenue, net” related to commission to third parties.

(u)	Vessel Voyage Expenses

Vessel voyage expenses primarily consist of port, canal, bunker expenses and brokerage commissions expenses that are unique to a particular charter. Under time charter agreements and bareboat charters, the Company incurs and pays only for brokerage commissions. Under a spot charter, the Company incurs and pays for certain voyage expenses, primarily consisting of bunkers consumption, brokerage commissions, port and canal costs. Under ASC 606 and after implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer, and contract fulfillment costs, are capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. The Company has adopted the practical expedient not to capitalize incremental costs when the amortization period (voyage period) is less than one year. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the voyage period. Voyage costs arising as performance obligation are expensed as incurred.

(v)	Vessel Operating Expenses

Vessel operating expenses are expensed in the period incurred. Vessel operating expenses comprise costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs and maintenance, including major overhauling and underwater inspection, and other minor miscellaneous expenses.

(w)	Finance Costs

Underwriting, legal and other direct costs incurred with the issuance of long-term debt or to refinance existing debt or convertible notes are deferred and amortized to interest expense over the life of the related debt using the effective interest method. The Company presents unamortized deferred finance costs as a reduction of long-term debt in the accompanying balance sheets. For the accounting of the unamortized deferred finance costs following debt extinguishment, see below (Note 2(ac)).

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Seanergy Management Corp. (“Seanergy Management”), the Company’s management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros. The contribution to be paid in 2024 by Seanergy Management for 2023 is estimated at $103 and is included in “General and administration expenses”. The contribution paid in the years ended December 2023 and 2022 was $110 and $97, respectively.

Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”), the Company’s second management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros. The contribution to be paid in 2024 by Seanergy Shipmanagement for 2023 is estimated at $NIL. No contribution was paid by Seanergy Shipmanagement in the years ended December 2023 and 2022.

One of the Company’s previous vessel-owning subsidiaries was registered in Malta since May 23, 2018. This subsidiary was subject to a corporate flat tax in Malta. No tax expense has been recognized for the years presented in these consolidated financial statements.

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

Based on the Company’s analysis of its shareholdings during 2023, the Publicly-Traded Test for the entire 2023 year has been satisfied in that less than 50% of the Company’s issued and outstanding shares were held by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock for more than half the days during the 2023 taxable year. Effectively, the Company and each of its subsidiaries qualify for this statutory tax exemption for the 2023 taxable year.

Certain charterparties of the Company contain clauses that permit the Company to seek reimbursement from charterers of any U.S. tax paid. The Company has in the past sought reimbursement and has secured payment from most of its charterers. The Company’s U.S. federal income tax based on its U.S. source shipping income for 2023, 2022 and 2021, taking into consideration charterers’ reimbursement, was $NIL, $NIL and $NIL, respectively.

(y)	Stock-based Compensation

Stock-based compensation represents vested and non-vested common stock granted to directors and employees for their services as well as to non-employees. The Company calculates stock-based compensation expense for the award based on its fair value on the grant date and recognizes it on an accelerated basis over the vesting period. The Company accounts for forfeitures when incurred.

(z)	Earnings per Share

Basic earnings per common share are computed by dividing net income available to Seanergy’s shareholders by the weighted average number of common shares outstanding during the period. Unvested shares granted under the Company’s Equity Incentive Plan, or other, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes, using the two-class method. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants and shares issued under the Equity Incentive Plan. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible notes. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

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

Costs associated with new loans or debt modifications, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Costs paid directly to third parties are expensed as incurred. Deferred finance costs are presented as a deduction from the corresponding liability. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. In particular, ASC 470-50-40-2 indicates that for extinguishments of debt, the difference between the reacquisition price and the net carrying amount of the extinguished debt (which includes any deferred debt finance costs) should be recognized as a gain or loss when the debt is extinguished and identified as a separate item.

(ad)	Convertible Notes and related Beneficial Conversion Features

The convertible notes were accounted for in accordance with ASC 470-20 “Debt with Conversion and Other Options” until December 31, 2021. Under the provisions of ASC 470-20, the terms of each convertible note included an embedded conversion feature which provided for a conversion at the option of the holder into shares of common stock at a predetermined rate.  The Company determined that the conversion features were beneficial conversion features (“BCF”) pursuant to ASC 470-20. The Company considered the BCF guidance only after determining that the features did not need to be bifurcated under ASC 815 “Derivatives and Hedging” or separately accounted for under the cash conversion literature of ASC 470-20. Accounting for an embedded BCF in a convertible instrument under ASC 470-20 required that the BCF be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of the BCF to additional paid-in capital, resulting in a discount on the convertible instrument. As from January 1, 2022, the Company follows the provisions of ASU No. 2020-06 and convertible notes are reported as a single liability instrument and the interest rate is the coupon interest rate.

(ae)	Derivatives – Forward Freight Agreements

From time to time, the Company may take positions in derivative instruments including forward freight agreements, or FFAs. Generally, FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. The FFAs are not intended to serve as an economic hedge for the Company’s vessels that are being chartered in the spot market, but are assumed across all dry bulk vessel sectors based on the Company’s views of the underlying markets and short-term outlook. The Company measures the fair value of all open positions at each reporting date on this basis (Level 1). There were no open positions as of December 31, 2023 and 2022. The Company’s FFAs do not qualify for hedge accounting and therefore gains or losses are recognized in the consolidated statements of income under “Gain on forward freight agreements, net” and in the consolidated statements of cash flows in changes in operating assets and liabilities.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(af)	Share and warrant repurchases

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

(ag)	Non-monetary transactions

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

(ah)	Finance Lease Liabilities & Right-of-Use Assets

Bareboat charter-in agreements that the Company may enter into are accounted for pursuant to ASC 842 and are classified as finance leases if they involve a purchase obligation or a purchase option that is reasonably certain, at inception, that will be exercised, among other factors. At the commencement date of the finance lease, a lessee initially measures the lease liability at the present value, using the discount rate determined on the commencement, of the lease payments to be made over the lease term, including any amount for the purchase the vessel, if applicable. Subsequently, the lease liability is increased by the interest on the lease liability and decreased by the lease payments during the period. The interest on the lease liability is determined in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements.

A lessee initially measures the finance right-of-use asset at cost which consists of the amount of the initial measurement of the lease liability; any lease payments made to the lessor at or before the commencement date, less any lease incentives received; and any initial direct costs incurred by the lessee. Subsequently, the finance right-of-use asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. A lessee shall amortize the finance right-of-use asset on a straight-line basis (unless another systematic basis better represents the pattern in which the lessee expects to consume the right-of-use asset’s future economic benefits) from the commencement date to the earlier of the end of the useful life of the finance right-of-use asset or the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying asset, the lessee shall amortize the right-of-use asset to the end of the useful life of the underlying asset. The Company elected the practical expedient on not separating lease components from nonlease components in accordance with ASC 842-10-15-37.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Recent Accounting Pronouncements Adopted

The Company has adopted ASU 2020-04, Reference Rate Reform (Topic 848), as amended by ASU 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848: Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. The adoption of ASU No. 2020-04 did not have any effect in the Company’s consolidated financial statements and disclosures.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. The Company does not believe that the adoption of this accounting standard will have a material effect on the consolidated financial statements and related disclosures.

There are no other recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s consolidated financial statements in the current or any future periods.

3.	Transactions with Related Parties:

On July 5, 2022, the Company completed the spin-off of its previously wholly-owned subsidiary, United (the “Spin-Off”). The Company’s shareholders received one common share of United for every 11.8 common shares of Seanergy held at the close of business on June 28, 2022, so that such holders maintained the same proportionate interest in the Parent and in United both immediately before and immediately after the Spin-Off. In addition, the Company’s Chief Executive Officer, being the holder of all of Seanergy’s issued and outstanding Series B preferred shares, received 40,000 of United’s Series B Preferred Shares par value $0.0001 (the “Series B Preferred Shares”).

On July 5, 2022, Seanergy entered into a Contribution and Conveyance Agreement with United. Pursuant to the Contribution and Conveyance Agreement, Seanergy, immediately prior to the Spin-Off, contributed (i) all of the Predecessor’s shares to United as a capital contribution, and (ii) an aggregate of $5,000 in cash as working capital, in exchange for the issuance of 5,000 of United’s 6.5% Series C Cumulative Convertible Preferred Shares (“Series C Preferred Shares”) to Seanergy, the cancellation of the 500 registered shares of United, then outstanding, and the issuance of 1,512,004 common shares of United to Seanergy and 40,000 of United’s Series B Preferred Shares to the holder of all Seanergy’s issued and outstanding Series B preferred shares (together, the “Distribution Shares”). Seanergy distributed the Distribution Shares to its shareholders on a pro rata basis as a special dividend. Additionally, Seanergy agreed to indemnify United for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the Gloriuship prior to the effective date of the Spin-Off (July 5, 2022), except for the July 2020 EnTrust Facility.

On July 5, 2022, Seanergy entered into a Right of First Refusal Agreement with United. Pursuant to the agreement, Seanergy has a right of first refusal with respect to any opportunity available to United to sell, acquire or charter-in any Capesize vessel as well as with respect to chartering opportunities, other than short-term charters with a term of 13 months or less, available to United for Capesize vessels. In addition, United has a right of first offer with respect to any Capesize vessel sales by Seanergy. United exercised such right with respect to the sale of the Goodship and the Tradership (Note 6). Upon a change of control of United or Seanergy occurring, such rights terminate immediately.

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

On July 26, 2022, United issued 5,000 additional Series C Preferred Shares to Seanergy in exchange for $5,000 cash.

On November 28, 2022, United redeemed its outstanding 10,000 Series C Preferred Shares held by Seanergy at a price equal to 105% of the original issue price, resulting in a cash inflow of $10,500. As of December 31, 2022, dividends received in respect with the Series C Preferred Shares amounted to $243 and the difference between the redemption price and the original price of Series C preferred Shares amounted to $500 and are included in “Interest and other income” in the accompanying statements of income.

Management Agreements:

Master Management Agreement

On July 5, 2022, Seanergy entered into a master management agreement with United for the provision of technical, administrative, commercial, brokerage and certain other services. Certain of these services are being contracted directly with Seanergy’s wholly owned subsidiaries, Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”) and Seanergy Management. In consideration of Seanergy providing such services, United pays a fixed administration fee of $325 per vessel per day to Seanergy. The initial term of the master management agreement with United will expire on December 31, 2024. Unless three months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement will automatically extend for additional 12-month periods. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.

Technical Management Agreement

In relation to the technical management, Seanergy Shipmanagement is responsible for arranging (directly or by subcontracting) for the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling for five of United’s vessels. Pursuant to the management agreements, Seanergy Shipmanagement earns a fixed management fee of $10 per month for such services for one vessel and a fixed management fee of $14 per month for the remaining four vessels.

Commercial Management Agreement

Seanergy Management had entered into a commercial management agreement with United pursuant to which Seanergy Management acted as agent for United’s subsidiaries (directly or through subcontracting) for the commercial management of their vessels, including chartering, monitoring thereof, freight collection, and sale and purchase up until March 31, 2023, except for one tanker vessel for which such agreement was in effect up until her sale to her new owners in August 2023. United was paying to Seanergy Management a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of United’s vessels, except for any vessels that were chartered-out to Seanergy. Seanergy Management also earned a fee equal to 1% of the contract price of any vessel bought or sold by them on United’s behalf, except for any vessels bought or sold from or to Seanergy, or in respect of any vessel sale relating to a sale and leaseback transaction.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Effective as of April 1, 2023, Seanergy Management has entered into a new commercial management agreement with United’s subsidiary, United Management Corp. (“United Management”) pursuant to which Seanergy Management acts as agent for United’s subsidiaries for the commercial management of United’s vessels, including voyage monitoring, freight collection, postfixing, sale, purchase and bareboat chartering. United agreed to pay to Seanergy Management a fee equal to 0.75% of the gross freight, demurrage and charter hire collected from the employment of United’s vessels. In addition, Seanergy Management earns a fee equal to 1% of the contract price of any vessel bought, sold or bareboat chartered by them on United’s behalf (not including any vessels bought, sold or bareboat chartered from or to Seanergy, or any vessel sale relating to a sale and leaseback transaction).

During the years ended December 31, 2023 and 2022, fees charged from Seanergy to United in relation to the above-mentioned services amounted to $3,198 and $2,391, respectively and are presented in “Fees from related parties” in the accompanying statements of income.

As of December 31, 2023 and 2022, balance due from United amounted to $308 and $829, respectively and is included in “Due from related parties” in the accompanying consolidated balance sheets.

On December 27, 2022, Seanergy entered into two memoranda of agreement to sell two Capesize vessels to United for an aggregate purchase price of $36,250 (Note 6). On December 28, 2022, the Company received an advance of $12,688 in cash, according to the terms of the agreements, which is separately presented as “Liability from contract with related party” in the accompanying consolidated balance sheets. Both vessels were delivered to United in February 2023. As of December 31, 2023, a gain on sale of vessel, net of sale expenses, amounting to $8,094 was recognized and is presented as “Gain on sale of vessels, net” in the consolidated statements of income (Note 6).

4.	Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2023	December 31, 2022
Cash and cash equivalents	19,378	26,027
Restricted cash	50	1,650
Restricted cash, non-current	5,500	4,800
Cash and cash equivalents and restricted cash	24,928	32,477

Restricted cash as of December 31, 2023 includes $2,000 of minimum liquidity requirements as per the Piraeus Bank Loan Facility (Note 8), $2,000 of minimum liquidity requirements as per the October 2022 Danish Ship Finance Loan Facility (Note 8), $500 of minimum liquidity requirements as per the August 2021 Alpha Bank Loan Facility (Note 8), $500 of minimum liquidity requirements as per the June 2022 Alpha Bank Loan Facility (Note 8), $500 of minimum liquidity requirements as per the December 2022 Alpha Bank Loan Facility (Note 8), and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, as of December 31, 2023, of $9,600 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents”.

Restricted cash as of December 31, 2022 includes $2,000 of minimum liquidity requirements as per the June 2022 Piraeus Bank Loan Facility (Note 8), $1,300 of minimum liquidity requirements as per the October 2022 Danish Ship Finance Loan Facility, $500 of minimum liquidity requirements as per the August 2021 Alpha Bank Loan Facility (Note 8), $500 of minimum liquidity requirements as per the June 2022 Alpha Bank Loan Facility (Note 8), $500 of minimum liquidity requirements as per the December 2022 Alpha Bank Loan Facility (Note 8), $1,600 of minimum liquidity requirement as per the Championship Cargill Sale and Leaseback (Note 8) and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, as of December 31, 2022, of $10,700 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents”.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
5.	Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2023	December 31, 2022
Bunkers	-	392
Lubricants	1,559	1,603
Total	1,559	1,995

6.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2023	December 31, 2022
Cost:
Beginning balance	511,516	488,049
- Additions	419	71,224
- Vessel contributed to United Maritime Corporation	-	(17,948)
- Transfer to “Assets held for sale”	-	(29,809)
Ending balance	511,935	511,516

Accumulated depreciation:
Beginning balance	(77,383)	(61,987)
- Depreciation for the period	(24,076)	(23,294)
- Vessel contributed to United Maritime Corporation	-	5,046
- Transfer to “Assets held for sale”	-	2,852
Ending balance	(101,459)	(77,383)

Net book value	410,476	434,133

Vessel contribution

On July 5, 2022, the Company contributed the Predecessor and the Gloriuship to United (Note 3).

Acquisitions

On November 9, 2022, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Paroship, for a gross purchase price of $31,000. The vessel was delivered to the Company on December 27, 2022. The acquisition of the vessel was financed with cash on hand and through the December 2022 Alpha Bank Loan (Note 8).

On May 25, 2022, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Honorship, for a gross purchase price of $34,600. The vessel was delivered to the Company on June 27, 2022. The acquisition of the vessel was financed with cash on hand and through the June 2022 Piraeus Bank Loan Facility (Note 8).

During the years ended December 31, 2023 and 2022, amounts of $419 and $5,624, respectively, of improvements were capitalized that concern improvements on vessels performance and meeting environmental standards mainly due to installation of ballast water treatment systems and other energy saving devices. The cost of these additions was accounted as major improvement and were capitalized over the vessels’ cost and will be depreciated over the remaining useful life of each vessel.  Amounts paid within the year for the additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statement of cash flows.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
As of December 31, 2023, all vessels, except for the Knightship, the Lordship, the Flagship, the Partnership, the Hellasship and the Patriotship that are financed through other financial liabilities (sale and leaseback agreements), are mortgaged to secure loans of the Company (Note 8).

Gain on sale of vessels, net

On December 27, 2022, the Company entered into an agreement with United for the sale of a secondhand Capesize vessel, the Goodship, for a gross purchase price of $17,500. The vessel was delivered to her new owners on February 10, 2023. As of December 31, 2022, the vessel along with the associated inventories were classified in current assets as “Assets held for sale” in the consolidated balance sheet, according to the provisions of ASC 360, as all the criteria for this classification were met. The specific vessel was not impaired as of December 31, 2022, since its carrying amount plus unamortized dry-dock costs as at the balance sheet date was lower than its sale price less cost to sell. As of December 31, 2022, an advance payment of $6,125 was received in cash (Note 3) according to the terms of the agreement, which is separately presented as “Liability from contract with related party” in the consolidated balance sheet. The vessel was delivered to her new owners on February 10, 2023. As of December 31, 2023, a gain on sale of vessel, net of sale expenses, amounting to $4,887 was recognized and is presented as “Gain on sale of vessels, net” in the consolidated statements of income.

On December 27, 2022, the Company entered into an agreement with United for the sale of a secondhand Capesize vessel, the Tradership, for a gross purchase price of $18,750. The vessel was delivered to her new owners on February 28, 2023. As of December 31, 2022, the vessel along with the associated inventories were classified in current assets as “Assets held for sale” in the consolidated balance sheet, according to the provisions of ASC 360, as all the criteria for this classification were met. The specific vessel was not impaired as of December 31, 2022, since its carrying amount plus unamortized dry-dock costs as at the balance sheet date was lower than its sale price less cost to sell. As of December 31, 2022, an advance payment of $6,563 was received in cash (Note 3) according to the terms of the agreement, which is separately presented as “Liability from contract with related party” in the consolidated balance sheet. The vessel was delivered to her new owners on February 28, 2023. As of December 31, 2023, a gain on sale of vessel, net of sale expenses, amounting to $3,207 was recognized and is presented as “Gain on sale of vessels, net” in the consolidated statements of income.

7.	Finance Lease, Right-of-use Assets and Finance Lease Liabilities:

On May 9, 2023, the Company entered into a twelve-month bareboat charter agreement with an unaffiliated third party for a secondhand Newcastlemax vessel, which was renamed Titanship. The Company advanced a down payment of $3,500 which was paid upon signing of the agreement and another down payment of $3,500 upon delivery of the vessel to the Company, which took place on October 24, 2023. The Company will be paying a daily bareboat rate of $9 over the period of the twelve-month bareboat charter. At the end of the bareboat period, the Company has an option to purchase the vessel for $20,210, which  the Company expects to exercise. The Company has classified the above transaction as a finance lease. At the commencement date, the Company recognized a finance lease liability equal to the present value of lease payments during the bareboat charter period using an incremental borrowing rate of 5.4%. The Company recognized a finance lease liability of $22,388 and a corresponding right-of-use asset of $29,998 which also includes $610 of initial direct costs. The amount of the right-of-use-assets is amortized on a straight-line method based on the estimated useful life of the vessel. During the year ended December 31, 2023, the amortization of the right-of-use asset amounted to $436 and is presented in the Company’s consolidated statements of income under “Depreciation and amortization”. Interest expense on the finance lease liability for the same period amounted to $219 (Note 14). As of December 31, 2023, the right-of-use amounted to $29,562 and is presented under “Finance lease, right-of-use asset” in the accompanying consolidated balance sheets. The weighted average remaining lease term for the bareboat charter was 0.81 years as of December 31, 2023.

The annual lease payments under the Titanship bareboat charter agreement are as follows:

Twelve month periods ending December 31,	Amount
2024	22,676
Total undiscounted lease payments	22,676
Less: Discount based on incremental borrowing rate	(898)
Present value of finance lease liabilities	21,778

Finance lease liability, current	21,778
Finance lease liability, non-current	-
Present value of finance lease liabilities	21,778

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
8.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2023	December 31, 2022
Long-term debt and other financial liabilities	213,711	235,603
Less: Deferred finance costs and debt discounts	(2,921)	(3,727)
Total	210,790	231,876
Less - current portion	(31,780)	(35,051)
Long-term portion	179,010	196,825

Debt related to assets held for sale	-	13,100
Less: Deferred finance costs	-	(110)
Total	-	12,990

Total debt net of deferred finance costs and debt discounts	210,790	244,866

Senior long-term debt

Loan Facilities amended during the year ended December 31, 2023

October 2022 Danish Ship Finance Loan Facility

On October 10, 2022, the Company entered into a facility agreement with Danish Shipping Finance A/S for a $28,000 term loan for the purpose of refinancing the existing UniCredit Bank Loan Facility, which was secured by the Premiership and the Fellowship. The October 2022 Danish Ship Finance Loan Facility was divided in two equal tranches, bears interest of SOFR plus a margin of 2.50% and has a term of five years. The repayment schedule of each tranche comprises six quarterly installments of $780 followed by fourteen quarterly installments of $518 and a final balloon of $2,100 payable together with the twentieth installment. Each borrower is required to maintain minimum liquidity of $650 in its retention account.

On April 18, 2023, the Company amended and restated the loan facility with Danish Ship Finance entered in October 2022 to refinance the Championship Cargill Sale and Leaseback. The amended and restated facility includes a new tranche (Tranche C) of $15,750 secured by the Championship, while a sustainability adjustment mechanism was introduced in respect of the underlying interest rate of the facility. The new tranche has a five-year term and the repayment schedule comprises eight quarterly installments of $725 followed by twelve quarterly installments of $585 and a final balloon of $2,930 payable together with the final installment. The interest rate is 2.65% over 3-month term SOFR per annum, which can be increased or decreased by 0.05% based on certain emission reduction thresholds. For the new tranche secured by the Championship, the borrower is required to maintain a minimum liquidity amount of $700, while each of the borrowers under the Premiership and Fellowship tranches are still required to maintain minimum liquidity of $650 in their respective retention accounts. In addition, the Company is required to maintain a security cover ratio (as defined therein) of not less than 133%, at any time when the corporate leverage ratio (as defined therein) is equal to or less than 65%. If the corporate leverage ratio is higher than 65%, the Company is required to maintain a security cover (as defined therein) of not less than 143%. As of December 31, 2023, the amount outstanding under the facility was $36,060.

June 2022 Piraeus Bank Loan Facility

On June 22, 2022, the Company entered into a facility agreement with Piraeus Bank S.A. for a $38,000 sustainability-linked loan for the purpose of (i) refinancing the pre-existing November 2021 Piraeus Bank Loan Facility, which was secured by the Worldship and (ii) partly financing the acquisition cost of the Honorship. On July 3, 2023, the Company entered into an overriding agreement to replace the LIBOR with term SOFR as reference rate which is effective as of July 27, 2023. The loan bears interest of SOFR plus a margin of 3.00% and a credit adjustment spread (as defined therein). The margin is subject to a sustainability pricing adjustment whereby it may be decreased by up to 0.10% upon meeting certain emission reduction targets during the term of the facility. The term is five years and the repayment schedule comprises four quarterly installments of $2,000, followed by two quarterly installments of $1,500, followed by fourteen quarterly installments of $750 and a final balloon of $16,500 payable together with the final installment. As per the supplemental agreement entered into on July 3, 2023, the leverage ratio (as defined in the facility agreement) required by the Company was reduced from 85% to 70% effective from June 30, 2023 until the maturity of the loan. In addition, the Company is required to maintain a security cover ratio (as defined therein) of not less than 125% until December 24, 2023 and 130% thereafter until the maturity of the loan. The June 2022 Piraeus Bank Loan Facility was assessed based on provisions of ASC 470-50 and was treated as debt modification. As of December 31, 2023, the amount outstanding under the facility was $27,000.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
August 2021 Alpha Bank Loan Facility

On August 9, 2021, the Company entered into a facility agreement with Alpha Bank S.A. for a $44,120 term loan for the purpose of (i) refinancing a pre-existing Alpha Bank loan facility which was secured by the Leadership, the Squireship and the Lordship and (ii) financing the previously unencumbered Friendship. Originally, the loan was divided into two tranches as follows: Tranche A, corresponding to the Squireship and the Lordship and Tranche B, corresponding to the Friendship. The facility agreement was assessed based on provisions of ASC 470-50 and was treated as debt modification of the pre-existing Alpha Bank loan facility. On April 28, 2023, the Company prepaid $8,506 of Tranche A and $3,470 of Tranche B using the proceeds from the Village Seven Sale and Leaseback (described below) and as a result all the securities regarding the Lordship were irrevocably and unconditionally released. Following the prepayment of the Lordship, the amortization schedule of the remaining tranches was amended whereby Tranche A is repayable through seven quarterly installments of $601 each and a final balloon of $10,284 payable together with the final installment and Tranche B is repayable through eight quarterly installments of $258 each and a final balloon of $3,918 payable together with the final installment. The repayment of installments for both tranches commenced in November 2023. The borrower owning the Squireship is required to maintain an average quarterly minimum free liquidity of $500, whereas the borrower owning the Friendship is required to maintain $500 at all times. In addition, the borrowers shall ensure that the market value of the vessels plus any additional security shall not be less than 125% of the aggregate outstanding loan amount. On June 30, 2022, the Company entered into a supplemental agreement to the facility pursuant to which, the August 2021 Alpha Bank Loan Facility was cross collateralized with the June 2022 Alpha Bank Loan Facility discussed below. Furthermore, on November 10, 2023, the Company entered into the second supplemental agreement pursuant to which, inter alia, the LIBOR was replaced with term SOFR as reference rate with retrospective effect from May 23, 2023. Following such transition, Tranche A bears interest at term SOFR plus a margin of 3.55% and Tranche B bears interest at term SOFR plus a margin of 3.30%. The August 2021 Alpha Bank Loan Facility is cross collateralized with the June 2022 Alpha Bank Loan Facility discussed below. As of December 31, 2023, the amount outstanding under the facility was $19,615.

Sinopac Loan Facility

On December 20, 2021, the Company entered into a $15,000 loan facility with Sinopac Capital International (HK) Limited to refinance the Tranche B of the July 2020 Entrust Facility secured by, inter alia, the Geniuship. On August 25, 2023 the Company entered into an overriding agreement to replace the LIBOR with term SOFR as reference rate which is effective as of September 12, 2023. The interest rate is Term SOFR plus a margin of 3.5%. The principal will be repaid over a five-year term, through four quarterly installments of $530 followed by 16 quarterly installments of $385 and a final balloon payment of $6,720 payable together with the last installment. The borrower is required to ensure that the market value of the vessel plus any additional security shall be not less than 130% of the aggregate outstanding loan amount. As of December 31, 2023, the amount outstanding under the facility was $11,340.

Pre – Existing Loan Facilities

June 2022 Alpha Bank Loan Facility

On June 21, 2022, the Company entered into a facility agreement with Alpha Bank S.A. for a $21,000 term loan secured by the Dukeship. The loan bears interest of SOFR plus a margin of 2.95% and the term is four years. The repayment schedule comprises four quarterly installments of $1,000 followed by twelve quarterly installments of $500 and a final balloon of $11,000 payable together with the sixteenth installment. In addition, the Company is required to maintain a security requirement ratio (as defined therein) not less than 125%. The borrower is required to maintain minimum liquidity of $500 in its operating account. The June 2022 Alpha Bank Loan Facility is cross collateralized with the August 2021 Alpha Bank Loan Facility. As of December 31, 2023, the amount outstanding under the facility was $16,000.

December 2022 Alpha Bank Loan Facility

On December 15, 2022, the Company entered into a facility agreement with Alpha Bank S.A. for a $16,500 term loan for the purpose of partly financing the acquisition cost of the Paroship. The interest rate of the facility is equal to term SOFR plus a margin of 2.90% and the term is four years. The repayment schedule comprises four quarterly installments of $525 followed by twelve quarterly installments of $400 and a final balloon of $9,600 payable together with the sixteenth installment. In addition, the Company is required to maintain a security requirement (as defined therein) of not less than 125%. The borrower is required to maintain minimum liquidity of $500 in its operating account. As of December 31, 2023, the amount outstanding under the facility was $14,400.
As of December 31, 2023, each of the facilities mentioned above was secured by a first priority mortgage over the respective vessel, general assignments covering the respective vessel’s earnings, charter parties, insurances and requisition compensation, account pledge agreements covering the vessel’s earnings accounts (excluding the Sinopac Loan Facility), technical and commercial managers’ undertakings, pledge agreements covering the shares of the applicable vessel-owning subsidiaries and a corporate guarantee by the Company. In addition, certain of these loan facilities were secured by specific charterparty assignments, for charterparties exceeding 12 or 13 months in duration and hedging assignment agreements.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Loan Facilities repaid during the years ended December 31, 2023 and 2022

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

February 2019 ATB Loan Facility

On February 13, 2019, the Company entered into a new loan facility with ATB, or the February 2019 ATB Loan Facility, in order to (i) refinance the existing indebtedness over the Partnership under the May 2017 ATB Loan Facility and (ii) finance of installation of open loop scrubber systems on the Squireship and Premiership. The interest rate of the facility was equal to LIBOR plus a margin of 4.65%. The February 2019 ATB Loan Facility was divided in Tranche A, relating to the refinancing of the Partnership, and Tranches B and C for the financing of the scrubber systems on the Squireship and the Premiership, respectively. Pursuant to the terms of the facility, Tranche A was repayable in sixteen equal quarterly installments of $200 and a balloon payment of $13,190 payable on November 27, 2022 and each of Tranche B and C was repayable in twelve quarterly installments of $189.8 until August 26, 2022. On February 12, 2021, the Company entered into a supplemental agreement to the facility to amend several of its financial covenants. On December 9, 2021, the Company entered into a supplemental letter to the facility pursuant to which: the lender (i) provided its consent for the prepayment of the Third JDH Note secured by the Partnership which was subject to an intercreditor agreement entered into between the Company, ATB and the holder of the convertible note, (ii) waived a breach of the borrower concerning the repayment of certain subordinated liabilities (as defined therein) in the amount of $1,080 and (iii) waived the borrower’s obligation to make an additional repayment (as defined therein) in the amount of $1,080. An amendment fee of $50 was paid in respect of the supplemental letter. On February 28, 2022, the outstanding balance of $15,129 was repaid in full with cash on hand and subsequently refinanced by the Chugoku Bank Sale and Leaseback.

July 2020 Entrust Facility

On July 15, 2020, the Company entered into a secured loan facility of $22,500 with Lucid Agency Services Limited and Lucid Trustee Services Limited, as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders, the proceeds of which were used for the refinancing of a loan facility with Hamburg Commercial Bank AG secured by the Gloriuship and the Geniuship. The interest rate of the facility was equal to a fixed rate of 10.50%. The Company drew down the $22,500 on July 16, 2020. In addition, the July 2020 Entrust Facility was cross collateralized with a pre-existing facility with Entrust. The cross-collateral security structure was released following the full prepayment of the pre-existing facility that was subsequently financed by a loan facility with Alpha Bank repaid in 2021. On December 20, 2021, the Company repaid the balance of $14,618 related to Tranche B secured by the Geniuship. On the date of repayment, $438 of unamortized debt discounts were written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”. The outstanding balance of the loan, amounting to $4,950, was transferred to United following completion of the Spin-Off.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
ABB Loan Facility

On April 22, 2021, the Company entered into a facility agreement with Aegean Baltic Bank S.A. for a $15,500 term loan for the financing of the Goodship and the Tradership. The loan was divided into two tranches: (i) Tranche A of $7,500 for the Goodship, drawn down on April 26, 2021, and (ii) Tranche B of $8,000 for the Tradership, drawn down on June 14, 2021. The loan bore interest of LIBOR plus a margin of 4%. Tranche A was repayable in 18 quarterly installments of $200 each, with the last installment, together with a balloon installment of $3,900, payable in October 2025. Tranche B was repayable in 18 quarterly installments of $200 each, with the last installment being payable together with a balloon installment of $4,400. On February 9, 2023, in connection with the disposal of the Goodship, the Company fully prepaid the outstanding loan amount of Tranche A of $6,100 under the facility. On February 24, 2023, in connection with the disposal of the Tradership, the Company fully prepaid the remaining outstanding loan amount of Tranche B of $6,800. Following the full prepayment of the ABB Loan Facility, all securities created in favor of ABB were irrevocably and unconditionally released.

Other Financial Liabilities - Sale and Leaseback Transactions

New Sale and Leaseback Activities during the year ended December 31, 2023

Evahline Sale and Leaseback

On March 29, 2023, we entered into a $19,000 sale and leaseback agreement with a subsidiary of Evahline Inc. (“Evahline”) for the refinancing of the Hanchen Sale and Leaseback. The agreement became effective on April 6, 2023, upon the delivery of the Knightship to the lessor. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Knightship will continue to be recorded as an asset on the Company’s balance sheet.  The Company sold and chartered back the vessel from Evahline on a bareboat basis for a six-year period. The applicable interest rate is 3-month term SOFR plus 2.80% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the six-year bareboat period, the ownership of the vessel will be transferred to the Company at no additional cost.  The Company is required to maintain a minimum value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in seventy-two consecutive monthly installments paid in advance averaging at $264. The charterhire principal as of December 31, 2023 was $16,625.

Village Seven Sale and Leaseback

On April 24, 2023, we entered into a $19,000 sale and leaseback agreement for the Lordship with Village Seven Co., Ltd and V7 Fune Inc. (collectively, “Village Seven”) to partially refinance the August 2021 Alpha Bank Loan Facility. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Lordship will continue to be recorded as an asset on the Company’s balance sheet.  The Company sold and chartered back the vessel from Village Seven on a bareboat basis for a period of four years and five months. The applicable interest rate is 3-month term SOFR plus 3.00% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the bareboat period, the Company has the option to repurchase the vessel at $7,811, which the Company expects to exercise. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal amortizes in fifty-three consecutive monthly installments paid in advance averaging at $211. The charterhire principal as of December 31, 2023 was $17,091.

Sale and Leaseback Activities amended during the year ended December 31, 2023

CMB Financial Leasing Co., Ltd. (“CMBFL”) Sale and Leaseback

On June 22, 2021, the Company entered into sale and leaseback agreements for the Hellasship and the Patriotship in the total amount of a $30,900 with CMBFL for the purpose of financing the outstanding acquisition price of both vessels. The Company sold and chartered back the vessels from two affiliates of CMBFL on a bareboat basis for a five-year period. On September 25, 2023, the Company entered into an amendment and restatement pursuant to which, inter alia, the LIBOR was replaced with term SOFR as reference rate, with retrospective effect from June 28, 2023. Following such transaction, the financings bear interest at term SOFR plus a margin of 3.5%. The Company is required to maintain a corporate leverage ratio (as defined therein) that will not be higher than 85% until the maturity. Additionally, each bareboat Charterer is required to maintain minimum liquidity of $550 in its earnings account. The bareboat charterers are also required to maintain a value maintenance ratio of at least 120% of the charterhire principal. The Company has the option to buy back the vessels between the end of the second year until the end of the fifth year at predetermined prices as defined in the agreement. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the two vessels will continue to be recorded as an asset on the Company’s balance sheet. The charterhire principal amortizes in twenty quarterly installments of $780 each along with a balloon payment of $15,300 at maturity. The charterhire principal as of December 31, 2023, was $23,100.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Existing Sale and Leaseback Agreements

Chugoku Bank Sale and Leaseback

On February 25, 2022, the Company entered into a sale and leaseback transaction with Chugoku Bank, Ltd. to refinance the Partnership which was previously financed by the February 2019 ATB Loan Facility and the Second JDH Loan secured through first and second priority mortgages respectively. The drawdown of the funds under the sale and leaseback agreement occurred on March 9, 2022. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Partnership will continue to be recorded as an asset on the Company’s balance sheet. The financing amount is $21,300 and the interest rate is 2.9% plus SOFR per annum. The principal will be repaid over an eight-year term, through 32 quarterly installments averaging at approximately $590, followed by a purchase option of $2,388 at the expiration of the bareboat, which the Company expects to exercise. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. The charterhire principal as of December 31, 2023 was $17,259.

Flagship Cargill Sale and Leaseback

On May 11, 2021, the Company entered into a $20,500 sale and leaseback agreement with Cargill for the purpose of financing part of the acquisition cost of the Flagship. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Flagship will continue to be recorded as an asset on the Company’s consolidated balance sheet. The implied average applicable interest rate is equivalent to 2% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of such period it has a purchase obligation at $10,000. Additionally, at the time of repurchase, if the market value of the vessel is greater than certain threshold prices, as set forth in the agreement, the Company will pay to Cargill 15% of the difference between the market price and such threshold prices (the “Asset Upside Amount”). The Company recognized a participation liability of $353 as of December 31, 2023 and is included under Other liabilities – non-current in the consolidated balance sheets. No participation liability was recognized as of December 31, 2022, as the estimated market value did not exceed the threshold prices. The charterhire principal amortizes in sixty monthly installments averaging approximately $175 each along with a balloon payment of $10,000, at maturity on May 10, 2026. The charterhire principal as of December 31, 2023, was $15,221.

Sale and Leasebacks Agreements repaid during the year ended December 31, 2023

Hanchen Sale and Leaseback

On June 28, 2018, the Company entered into a $26,500 sale and leaseback agreement for the Knightship with Hanchen Limited (“Hanchen”), an affiliate of AVIC International Leasing Co., Ltd.. The Company’s wholly-owned subsidiary, Knight Ocean Navigation Co. (“Knight” or the “Charterer”) sold and chartered back the vessel on a bareboat basis for an eight year period, having a purchase obligation at the end of the eighth year. The charterhire principal bore interest at LIBOR plus a margin of 4%.  Under ASC 842-40, the transaction was accounted for as a financial liability.  Of the $26,500, $18,550 were cash proceeds, $6,625 was withheld by Hanchen as an upfront charterhire upon the delivery of the vessel, and an amount of $1,325, or Charterer’s Deposit, which was given as a deposit by Knight to Hanchen upon the delivery of the vessel in order to secure the due observance and performance by Knight of its obligations and undertakings as per the sale and leaseback agreement. The Charterer’s Deposit could be set off against the balloon payment at maturity. The Company had continuous options to buy back the Knightship at any time following the second anniversary of the bareboat charter and a purchase obligation of $5,299 at the end of the leaseback period. The charterhire principal was repayable in thirty-two consecutive equal quarterly installments of approximately $456 along with a balloon payment of $5,299 payable together with the final installment. On April 6, 2023, the facility was refinanced by the Evahline Sale and Leaseback and the outstanding charterhire principal of $11,221 was repaid in full.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Championship Cargill Sale and Leaseback

On November 7, 2018, the Company entered into a $23,500 sale and leaseback agreement for the Championship with Cargill International SA (“Cargill”) for the purpose of refinancing the outstanding indebtedness of the Championship under a previous loan facility. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The implied average applicable interest rate was equivalent to 4.71% per annum. Under ASC 842-40, the transaction was accounted for as a financial liability. The Company was required to maintain an amount of $1,600 as a security deposit which was set-off against the vessel repurchase price. Moreover, under the subject sale and leaseback agreement, an additional tranche was provided to the Company for an amount of up to $2,750 for the purpose of financing the cost associated with the acquisition and installation on board the Championship of an open loop scrubber system which was fully drawn. The sale and leaseback agreement did not include any financial covenants or security value maintenance provisions. Moreover, as part of the transaction, the Company issued 750 of its common shares to Cargill which were subject to customary statutory registration requirements. The fair market value of the shares on the date issued to Cargill was $1,541 and amortized over the lease term using the effective interest method.  The unamortized balance was accounted for as a deferred finance cost and is classified in other financial liabilities on the consolidated balance sheets. The Company had continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of which period it had a purchase obligation at $14,051. Additionally, at the time of repurchase, if the market value of the vessel was greater than certain threshold prices, as set forth in the agreement, the Company would pay to Cargill 20% of the difference between the market price and such threshold prices (the “Profit Share Amount”). Additionally, upon the repurchase of the vessel, the Company was obliged to pay an amount for the remaining period of the initial charterhire based on the Baltic Capesize Index FFA curve and a discount rate on the BCI as per the sale and leaseback agreement (the “Washout Amount”). The charterhire principal was repayable in sixty monthly installments averaging approximately $167 each along with a balloon payment of $14,051, including the additional scrubber tranche, at maturity. On November 15, 2022, the Company exercised its option to purchase the Championship. On April 24, 2023, the Company paid (i) an amount of $793, accounting for the Profit Share Amount,  (ii) an amount of $113 for the Washout Amount and (iii) the purchase option price of $15,678 by using the proceeds from the  October 2022 Danish Ship Finance Loan Facility.

All of the Company’s secured facilities (i.e., long-term debt and other financial liabilities) bear floating interest at SOFR plus a margin or fixed interest.

Certain of the Company’s long-term debt and other financial liabilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:

•	a minimum borrower’s liquidity;
•	a minimum guarantor’s liquidity;
•	a security coverage requirement; and
•	a leverage ratio.

As of December 31, 2023, the Company was in compliance with all covenants relating to its loan facilities as at that date.

As of December 31, 2023, ten of the Company’s owned vessels, having a net carrying value of $270,022, were subject to first and second priority mortgages as collaterals to their long-term debt facilities. In addition, the Company’s six bareboat chartered vessels, having a net carrying value of $140,454 as of December 31, 2023, have been financed through sale and leaseback agreements. As is in typical leaseback agreements, the title of ownership is held by the relevant lenders.

Subordinated long-term debt

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Second JDH Loan (originally entered into in May 2017)

In February 2021, the Company prepaid $100 of the outstanding balance of the Second Jelco Delta Holding Corp., or JDH, Loan, using proceeds from (i) Class E warrants exercises during 2021 (Note 12) and (ii) its February 2021 registered direct offering (Note 12). On April 26, 2021, JDH exercised its option to purchase 428,571 additional Units (with each unit consisting of one common share of the Company, or, at JDH’s option, one pre-funded warrant in lieu of such common share, and ten warrant to purchase one common share at an exercise price of $7.0 per share) at a price of $7.0 per Unit in exchange for the settlement of principal under the Second JDH Loan in an amount of $3,000 (i.e., an amount equal to the aggregate purchase price of the units). The issuance of units to JDH and associated reduction in debt balance took place on May 6, 2021. On the same date, the Company fully amortized the unamortized balance of $424 of the fair value of the option to purchase the 428,571 Units, in accordance with its original conversion terms and recognized such amount in “Interest and Finance costs”.

On February 28, 2022, the Company voluntarily prepaid the remaining balance of $1,850 of the Second JDH Loan using cash on hand. All obligations under the Second JDH Loan were irrevocably and unconditionally discharged pursuant to the deed of release dated February 28, 2022.

The annual principal payments required to be made after December 31, 2023 for all long-term debt and other financial liabilities, are as follows:

Twelve-month periods ending December 31,	Amount
2024	32,955
2025	44,433
2026	76,786
2027	43,657
Thereafter	15,880
Total	213,711

9.	Convertible Notes:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2023	December 31, 2022
Convertible notes	-	11,165
Less: Deferred finance costs	-	(9)
Less: Change in fair value of conversion option	-	(323)
Total	-	10,833
Less – current portion	-	(10,833)
Long-term portion	-	-

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
September 7, 2015 - $21,165 Revolving Convertible Note (Second JDH Note)

On January 26, 2022, the Company voluntarily prepaid $5,000 of the outstanding balance of the Second JDH Note using cash on hand (Note 8). In connection with this prepayment the Company’s cash sweep obligations for 2022 under the then outstanding JDH loans and JDH convertible notes were waived pursuant to a waiver letter signed on January 19, 2022. On March 10, 2022, the Company voluntarily prepaid another $5,000 of the outstanding balance of the Second JDH Note using cash on hand (Note 8). As of December 31, 2022, $11,165 was outstanding under the Second JDH Note.

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

The Company could, by giving five business days prior written notice to JDH at any time, had prepaid the whole or any part of the Second JDH Note in cash or, subject to JDH’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note(s) being prepaid divided by the agreed price per share. At JDH’s option, the Company’s obligation to repay the principal amount under the Second JDH Note or any part thereof could have been paid in common shares at a conversion price of $12.00 per share. JDH had also received customary registration rights with respect to any shares to have been received upon conversion of the Second JDH Note.

On January 3, 2023, the Company paid $8,000 of the outstanding balance of the Second JDH Note. The total remaining outstanding balance of $3,165 was fully repaid on December 29, 2023. As of December 31, 2023, there was no outstanding balance under the Second JDH Note.

10.	Financial Instruments:

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

The fair values of the financial instruments shown in the consolidated balance sheets as of December 31, 2023 and 2022, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date.

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

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates approximates the fair market value as the long-term debt and other financial liabilities bear interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt are similar to those that could be procured as of December 31, 2023, and the carrying value of $15,221 is 4% higher than the fair market value of $14,613. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy.

11.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. On March 6, 2024, Sphinx Investment Corp., a purported shareholder of the Company, submitted a complaint in the High Court of the Republic of the Marshall Islands naming the Company and the members of its board of directors as defendants. The complaint alleges, among other things, violations of fiduciary duties in connection with the issuance of the Series B Preferred Shares in December 2021. The Company believes it has substantial defenses and intends to vigorously defend against the lawsuit. As of December 31, 2023, management is not aware of any material claims or contingent liabilities, which have not been disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

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

Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters range from 9 to 62 months and extension periods vary from 2 to 27 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes in the freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at December 31, 2023. For index-linked time charter contracts the calculation was made using the initial charter rates (these amounts do not include any assumed off-hire).

Twelve-month periods ending December 31,	Amount
2024	113,058
2025	29,954
2026	5,321
Total	148,333

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Lease payments – office space

In April 2018, the Company moved into its new office spaces under a five-year lease term, with a Company’s option to extend the lease term for another five-year term. On September 16, 2020, the lease term was amended and set for ten years (i.e., April 2028), with a Company’s option to extend the lease term for two consecutive five-year terms thereafter. The monthly rent was set at Euro 12,747 and after the prepayment of Euro 250,000, on September 22, 2020 resulted in a reduced monthly rent of Euro 10,000 or ($11.1 based on the Euro/U.S. dollar exchange rate of €1.0000: $1.105 as of December 31, 2023). Under ASC 842, the lease is classified as an operating lease and an “operating lease liability” and an “operating lease, right-of-use asset” based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in general and administration expenses. The rent expense for the years ended December 31, 2023, 2022 and 2021 was $166, $161 and $179, respectively.

The weighted average discount rate that was used for the recognition of these leases, which was the Company’s incremental borrowing rate at lease commencement, is approximately 6.24%. The following table sets forth the Company’s undiscounted office rental obligations as at December 31, 2023:

Twelve-month periods ending December 31,	Amount
2024	133
2025	133
2026	133
2027	133
Thereafter	32
Total	564
Less: discount based on incremental borrowing rate	(159)
Present value of operating lease liability	405

Operating lease liability, current	105
Operating lease liability, non-current	300
Present value of operating lease liability	405

12.	Capital Structure:

(a)	Preferred Stock

The Company is authorized to issue up to 25,000,000 registered shares of preferred stock with a par value of $0.0001. The board of directors of the Company is expressly granted the authority to issue preferred shares and to establish such series of preferred shares with such designations, preferences and relative participating, rights, qualifications, limitations or restrictions as it determines. As at December 31, 2023 and 2022, the Company had 20,000 series B preferred shares issued and outstanding with par value $0.0001 per share. The series B preferred shares were issued on December 10, 2021, to the Company’s Chief Executive Officer, considered a related party, for a total cash consideration of $250. The issuance of the Series B preferred shares was approved by a special independent committee of the board of directors of the Company which obtained a fairness opinion from an independent financial advisor regarding the value of the preferred shares. Each series B preferred shares entitle the holder to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of series B preferred shares may exercise voting rights pursuant to series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. The holder of series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The series B preferred shares are not convertible into common shares or any other security, are not redeemable, are not transferable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the series B preferred shares will rank pari-passu with the common shareholders and shall be entitled to receive a payment equal to the par value of $0.0001 per share. The Series B preferred holder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(b)	Common Stock

i)	NASDAQ Notifications – Effect of reverse stock split

On August 1, 2022, the Company received written notification from The Nasdaq Stock Market (“Nasdaq”), indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from June 16, 2022, to July 29, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until January 30, 2023. The Company could cure this deficiency if the closing bid price of its common stock was $1.00 per share or higher for at least ten consecutive business days during the grace period. On January 31, 2023, the Company received written notification from NASDAQ, indicating that the Company was granted an additional 180-day grace period, until July 31, 2023, to cure its non-compliance with Nasdaq Listing Rule 5550(a)(2). At the opening of trading on February 16, 2023, following the approval from the Company’s Board of Directors on February 9, 2023, the Company effected a one-for-ten reverse stock split of the Company’s common stock. On March 3, 2023, the Company received written notification from Nasdaq that the Company regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock (Note 1).

On January 26, 2022, the Company received written notification from Nasdaq, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from December 13, 2021 to January 25, 2022, was below the minimum, $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). On February 14, 2022, the Company received written notification from Nasdaq that the Company regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock. The compliance was regained organically, as the closing bid price of the Company’s common stock had been at $1.00 per share or greater for at least 10 consecutive business days.

On February 11, 2021, the Company received written notification from Nasdaq that the Company regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock, following the minimum bid price requirement originally communicated to the Company on September 30, 2020. The compliance was regained organically, as the closing bid price of the Company’s common stock had been at $1.00 per share or greater for at least 10 consecutive business days.

ii)	Dividends

On November 14, 2023, the Company announced a regular quarterly dividend of $0.025 per share for the third quarter of 2023 which was paid on January 10, 2024 to all shareholders of record as of December 22, 2023 (Note 17). The dividend declared on November 13, 2023 amounting to $491 is included in “Other current liabilities” as of December 31, 2023 in the accompanying consolidated balance sheet.

On August 2, 2023, the Company announced a regular quarterly dividend of $0.025 per share for the second quarter of 2023 to the shareholders of record as of September 22, 2023. The quarterly dividend of $492 for the second quarter of 2023 was paid on October 6, 2023.

On May 25, 2023, the Company announced a regular quarterly dividend of $0.025 per share for the first quarter of 2023 to the shareholders of record as of June 22, 2023. The quarterly dividend of $491 for the second quarter of 2023 was paid on July 6, 2023.

On March 14, 2023, the Company announced a regular quarterly dividend of $0.025 per share for the fourth quarter of 2022 to the shareholders of record as of March 31, 2023. The quarterly dividend of $500 for the fourth quarter of 2022 was paid on April 25, 2023.

On November 30, 2022, the Company announced a regular quarterly dividend of $0.25 per share for the third quarter of 2022 which was paid on January 30, 2023 to the shareholders of record as of December 28, 2022. The dividend declared on November 29, 2022 amounting to $4,548 is included in “Other current liabilities” as of December 31, 2022 in the accompanying consolidated balance sheet and were paid to the shareholders of record on January 30, 2023.

On August 4, 2022, the Company announced a regular quarterly dividend of $0.25 per share for the second quarter of 2022 to the shareholders of record as of September 25, 2022. The quarterly dividend of $4,548 for the second quarter of 2022 was paid on October 11, 2022.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On May 31, 2022, the Company announced a regular quarterly dividend of $0.25 per share for the first quarter of 2022 to the shareholders of record as of June 28, 2022. The quarterly dividend of $4,460 for the first quarter of 2022 was paid on July 14, 2022.

On March 10, 2022, the Company announced a regular quarterly dividend of $0.25 per share as well as a special dividend of $0.25 per share for the fourth quarter of 2021 to all shareholders of record as of March 25, 2022. The quarterly dividend for the fourth quarter of 2021 of $4,458 and the special dividend of $4,458 were paid on April 5, 2022.

Total dividends declared in the years ended December 31, 2023 and December 31, 2022 amounted to $1,974 and $22,472, respectively.

iii)	Common stock issuances

On December 14, 2023, the Company entered into an “at the market” offering program with B. Riley Securities, Inc., as sales agent (the “Sales Agent”). In accordance with the terms of the at-the-market sale agreement with the Sales Agent, the Company may offer and sell a number of its common shares, having an aggregate offering price of up to $30,000 at any time and from time to time through the Sales Agent, as agent or principal. The Company intends to use the net proceeds from any sales under the “at the market” offering program for general corporate purposes, which may include buybacks of common shares, additions to working capital, capital expenditures, repayment of debt, financing of possible vessel acquisitions and other investments, or a combination thereof. As of December 31, 2023, 1,099 shares have been sold from the Company for gross proceeds of $8 under the offering program and are shown in the consolidated statements of stockholders’ equity, net of $199 offering expenses.

On July 2, 2021, the Company’s board of directors declared a dividend of one preferred share purchase right (a “Right”) for each of the Company’s outstanding common shares and adopted a shareholder rights plan. On December 13, 2023, the Company’s board of directors approved an amendment and restatement of the Rights Agreement to make certain technical or ministerial changes (the “Shareholders Rights Agreement”). The dividend was payable on July 19, 2021 to the shareholders of record on July 2, 2021. Each Right will allow its holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Share (a “Preferred Share”) for $30.00 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights. The Rights will not be exercisable until ten days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of the Company’s outstanding common shares. The Acquiring Person will not be entitled to exercise these Rights. If an Acquiring Person obtains beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of the Company’s common shares, then each Right will entitle the holder to purchase for the Exercise Price, in lieu of one one-thousandth of a share of Series A Preferred Stock, a number of common shares having a then-current market value of twice the Exercise Price. In addition, if after an Acquiring Person obtains 10% (15% in the case of a passive institutional investor) or more of the Company’s common shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right will entitle the holder to purchase, for the Exercise Price, a number of common shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price. The board of directors may redeem the Rights for $0.0001 per Right under certain circumstances. The Rights expire on the earliest of (i) December 14, 2026; or (ii) the redemption or exchange of the Rights. As at December 31, 2023, 2022 and 2021, no Rights were exercised.

On April 26, 2021, JDH exercised its option to purchase 428,571 additional Units (with each unit consisting of one common share of the Company, or, at JDH’s option, one pre-funded warrant in lieu of such common share, and ten warrants to purchase one common share at an exercise price of $7.00 per share) at a price of $7.00 per Unit in exchange for the settlement of principal under the Second JDH Loan in an amount of $3,000 (i.e., an amount equal to the aggregate purchase price of the units) (Note 8). 428,571 common shares were issued to JDH in this transaction.

On February 19, 2021, the Company sold 4,415,000 common shares under a registered direct offering at a price of $17 per common share, in exchange for gross proceeds of $75,055, or net proceeds of approximately $69,971.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
iv)	Buybacks

On June 28, 2022, the Board of Directors of the Company authorized a share repurchase plan (“June 2022 Repurchase Plan”) under which the Company would repurchase up to $5,000 of its outstanding common shares, convertible note or warrants. On November 28, 2022, the Company’s Board of Directors authorized the extension of the June 2022 Repurchase Plan until December 31, 2023. On December 13, 2023, the Board of Directors of the Company terminated the June 2022 Repurchase Plan and authorized a new share repurchase plan (“December 2023 Repurchase Plan”) under which the Company may repurchase up to $25,000 of its outstanding common shares, convertible note or warrants.

During 2023, the Company repurchased 375,531 of its outstanding common shares at an average price of approximately $4.45 per share pursuant to its share repurchase programs for a total of $1,679, inclusive of commissions and fees. All the repurchased shares were cancelled as of December 31, 2023.

No repurchases have been made during the year 2022.

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

Class E Warrants

On January 10, 2023, the Company completed its tender offer to purchase all outstanding Class E Warrants at a price of $0.20 per warrant. The total number of warrants tendered was 4,038,114 warrants, representing approximately 47% of the outstanding Class E Warrants at the time of the tender offer. During the year ended December 31, 2023, no shares were issued from Class E warrants exercises. As of December 31, 2023, 4,494,599 of Class E warrants remain outstanding at an exercise price of $4.915 per share.

During the year ended December 31, 2022, 10,000 shares were issued from 100,000 Class E warrants exercised, for proceeds of $70. As of December 31, 2022, 8,532,713 of Class E warrants remained outstanding.

Class D Warrants

As of December 31, 2023, the number of remaining Class D Warrants outstanding is 4,368,750 at an exercise price of $13.915 per share.

Representative Warrants

The Company’s previously issued Representative Warrants expired according to their terms in April 2023.

Class B Warrants

The Company’s previously issued Class B Warrants, trading under the symbol SHIPZ, expired according to their terms on May 13, 2022. Pursuant to such expiration trading of the Class B Warrants was terminated. The Class B Warrants were the last class of the Company’s warrants that were listed for trading.

As of December 31, 2023, the number of common shares that can potentially be issued under each outstanding warrant are:

Warrant	Shares to be issued upon exercise of remaining warrants
Class D	27,304
Class E	449,459
Total	476,763

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
13.	Vessel Revenue and Voyage Expenses:

Revenue Recognition

Demurrage income for the years ended December 31, 2023, 2022 and 2021 was $NIL, $NIL and $800, respectively.

Despatch expense for the years ended December 31, 2023, 2022 and 2021 was $NIL, $NIL and $110, respectively.

Disaggregation of Revenue

The following table presents the Company’s statements of income figures derived from spot charters and time charters for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
Vessel revenues from spot charters, net of commissions	-	-	28,264
Vessel revenues from time charters, net of commissions	107,036	122,629	124,844
Total	107,036	122,629	153,108

The Company disaggregates its revenue from contracts with customers by the type of charter (time and spot charters). As of December 31, 2023 and 2022, the trade accounts receivable was $896 and $720, respectively, and related to time charters.

The current portion of Deferred revenue as of December 31, 2023 was $2,136 and relates to cash received in advance of performance under operating leases and to premiums for energy devices (i.e. increased daily hire rates provided for by the chartering agreements) for specific equipment installed in the vessels. The non-current portion of Deferred revenue as of December 31, 2023 and 2022 was $254 and $35 and relates to cash received in advance of performance under operating leases and to premiums for energy devices (i.e. increased daily hire rates provided for by the chartering agreements) for specific equipment installed in the vessels. The Deferred revenue is allocated on a straight-line basis over the minimum duration of each charter party, except for unearned revenue, which represents cash received in advance of services which have not yet been provided.

Charterers individually accounting for more than 10% of revenues during the years ended December 31, 2023, 2022 and 2021 were:

Customer	2023	2022	2021
A	28%	24%	15%
B	25%	17%	23%
C	18%	18%	13%
D	12%	15%	11%
E	-	-	10%
Total	83%	74%	72%

Voyage Expenses

The following table presents the Company’s statements of income figures derived from spot charters and time charters for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
Voyage expenses from spot charters	-	-	13,465
Voyage expenses from time charters	2,851	4,293	3,004
Total	2,851	4,293	16,469

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
14.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	Year ended December 31,
	2023	2022	2021
Interest on long-term debt and other financial liabilities	17,864	11,609	8,766
Interest on finance lease liability	219	-	-
Convertible notes interest expense	178	694	2,067
Amortization of deferred finance costs and debt discounts	2,155	2,575	3,333
Amortization of deferred finance costs and debt discounts (shares issued to third party - non-cash)	86	284	326
Amortization of convertible note beneficial conversion feature (non-cash)	-	-	2,887
Other	192	170	400
Total	20,694	15,332	17,779

15.	Earnings per Share:

The calculation of net income per common share is summarized below:

	For the years ended December 31,
	2023	2022	2021

Net income	$2,282	$17,239	$41,348
Less: Dividends to non-vested participating securities	(61)	(227)	-
Less: Undistributed earnings to non-vested participating securities	(10)	(105)	-
Net income attributable to common shareholders, basic	$2,211	$16,907	$41,348

Undistributed earnings to non-vested participating securities	$10	$105	$-
Undistributed earnings reallocated to non-vested participating securities	(10)	(51)	-
Interest effect of convertible notes	-	-	6,473
Net income attributable to common shareholders, diluted	$2,211	$16,961	$47,821

Weighted average common shares outstanding, basic	18,394,419	17,439,033	15,332,191
Effect of dilutive securities:
Warrants	48,269	245,015	541,009
Non-vested participating securities	-	-	169,522
Convertible notes shares	-	-	3,091,031
Weighted average common shares outstanding, diluted	18,442,688	17,684,048	19,133,753

Net income per share attributable to common shareholders, basic	$0.12	$0.97	$2.70
Net income per share attributable to common shareholders, diluted	$0.12	$0.96	$2.50

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
As of December 31, 2023, 607,580 non-vested participating shares under the Company’s Equity Incentive Plan were excluded from the computation of diluted shares as their effect was already considered under the more dilutive two-class method used above (Note 16). Additionally, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as of December 31, 2023, because to do so would have anti-dilutive effect, are any incremental shares of unexercised warrants that are out-of-the money as of the reporting date (Note 12), calculated with the treasury stock method, as well as shares assumed to be converted with respect to the convertible notes (Note 9) calculated with the if-converted method.

As of December 31, 2022, non-vested participating shares under the Company’s Equity Incentive Plan of 294,231 were excluded from the computation of diluted shares as their effect was already considered under the more dilutive two-class method used above (Note 16). As of December 31, 2022, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are 38,332 incremental shares of unexercised warrants that are out-of-the money as of the reporting date (Note 12), calculated with the treasury stock method, as well as 930,416 shares assumed to be converted with respect to the convertible notes (Note 9) calculated with the if-converted method.

As of December 31, 2021, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, were 81,230 potentially issuable shares of unexercised warrants that were out-of-the money as of December 31, 2021.

16.	Equity Incentive Plan:

On March 27, 2023, the Compensation Committee granted an aggregate of 1,823,800 restricted shares of common stock pursuant to the Equity Incentive Plan. Of the total 1,823,800 shares issued on March 27, 2023, 1,330,000  shares were granted to the non-executive members of the Board of Directors and to the executive officers and 493,800 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $5.22. 607,974 shares vested on the date of the issuance, March 27, 2023, 607,913 shares vested on October 1, 2023 and 607,580 shares will vest on October 1, 2024, taking into consideration 333 forfeited shares.

On July 8, 2022, the Company’s Equity Incentive Plan, as previously amended, was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 400,000 shares. The same date, the Compensation Committee granted an aggregate of 350,000 restricted shares of common stock pursuant to the Equity Incentive Plan. Of the total 350,000 shares issued on July 12, 2022, 245,000 shares were granted to the non-executive members of the board of directors and to the executive officers and 105,000 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $6.90. 116,670 shares vested on the date of the issuance, July 12, 2022, 116,665 shares vested on October 1, 2022 and 116,665 shares vested on October 1, 2023.

On January 12, 2022, the Company’s Equity Incentive Plan, as previously amended, was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 550,000 shares. On the same date, the Compensation Committee granted an aggregate of 533,700 restricted shares of common stock pursuant to the Equity Incentive Plan. Of the total 533,700 shares issued, 330,000 shares were granted to the non-executive members of the board of directors and to the executive officers and 203,700 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $9.10. 177,902 shares vested on the grant date, 177,566 shares vested on October 1, 2022 and 177,566 shares vested on October 1, 2023, taking into consideration 666 forfeited shares.

On August 2, 2021, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 350,000 shares. On the same date, the Compensation Committee granted an aggregate of 310,000 restricted shares of common stock pursuant to the Equity Incentive Plan. Of the total 310,000 shares issued, 218,500 shares were granted to the non-executive members of the board of directors and to the executive officers and 91,500 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee and another non-employee. The fair value of each share on the grant date was $10.20. 103,335 shares vested on the grant date, 103,333 shares vested on October 1, 2021 and 103,332 shares vested on October 1, 2022.

On January 18, 2021, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 400,000 shares. On the same date, the Compensation Committee granted an aggregate of 360,000 restricted shares of common stock pursuant to the Equity Incentive Plan. Of the total 360,000 shares issued, 235,000 shares were granted to the non-executive members of the board of directors and to the executive officers and 125,000 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $8.10. 120,003 shares vested on the grant date, 119,999 shares vested on October 1, 2021 and 119,998 shares vested on October 1, 2022.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The related expense for shares granted to the Company’s board of directors and certain of its employees for the years ended December 31, 2023, 2022 and 2021, amounted to $8,852, $6,973 and $4,907, respectively, and is included under general and administration expenses. The related expense for shares granted to non-employees for the years ended December 31, 2023, 2022 and 2021, amounted to $295, $212 and $190, respectively, and is included under voyage expenses.

Restricted shares during 2023, 2022 and 2021 are analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2021	223,330	$7.88
Granted	883,700	8.23
Vested	(812,133)	8.46
Forfeited	(666)	9.10
Outstanding at December 31, 2022	294,231	$7.32
Granted	1,823,800	5.22
Vested	(1,510,118)	5.81
Forfeited	(333)	5.22
Outstanding at December 31, 2023	607,580	$4.78

The unrecognized cost for the non-vested shares granted to the Company’s board of directors and certain of its employees as of December 31, 2023 and 2022 amounted to $1,572 and $1,200, respectively. On December 31, 2023, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s board of directors and its other employees not yet recognized is expected to be recognized is 0.75 years.

17.	Subsequent Events

On January 10, 2024, the Company paid a regular quarterly cash dividend of $0.025 per share for the third quarter of 2023 to all shareholders of record as of December 22, 2023 (Note 12).
On February 5, 2024, the Company agreed to acquire the 181,392 dwt Capesize bulk carrier, built in 2013 in Japan, which will be renamed Iconship. The purchase price of $33,660 is expected to be funded through a combination of cash on hand and debt financing. The Iconship is expected to be delivered to the Company between April to June 2024.

On March 5, 2024, the Company declared a regular quarterly cash dividend of $0.025 per share for the fourth quarter of 2023 payable on or about April 10, 2024 to all shareholders of record as of March 22, 2024. In addition, the Company declared a special dividend of $0.075 per share payable on or about April 10, 2024 to all shareholders of record as of March 22, 2024.

On March 18, 2024, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel built in 2012 at a Japanese shipyard, at a gross purchase price of $35,600. The vessel is expected to be delivered between July and October 2024. The amount of $4,450 has been paid as advance payment.

During 2024 and as of the date of the issuance of these consolidated financial statements, 1,800,000 of the Class E warrants (Note 12) have been exercised for gross proceeds of $885. 2,694,599 Class E warrants remain outstanding.

During 2024 and as of the date of the issuance of these consolidated financial statements, 308,535 shares have been sold from the Company for gross proceeds of $2,503, under the “at-the-market” offering program.

During 2024 and as of the date of the issuance of these consolidated financial statements, 115,312 shares have been repurchased from the Company for gross amount of $843, under the December 2023 Repurchase Plan. All these shares are cancelled and removed from the Company’s share capital as of the date of issuance of these consolidated financial statements.

On March 27, 2024, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 550,000 shares. The same date, the Compensation Committee granted an aggregate of 502,500 restricted shares of common stock pursuant to the Plan. Of the total 502,500 shares issued on March 27, 2024, 285,000 shares were granted to the non-executive members of the board of directors and to the executive officers and 217,500 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $8.42. 107,250 shares vested on the date of the issuance, March 27, 2024, 143,250 shares will vest on September 27, 2024, 108,000 shares will vest on March 27, 2025 and 144,000 shares will vest on September 26, 2025.