Form 20-F
period 2024-12-31
Seanergy Maritime Holdings Corp.
filed 2025-03-21
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, there were 20,374,165 of the registrant’s common shares, $0.0001 par value, and 20,000 shares of the registrant’s Series B Preferred Stock, $0.0001 par value, outstanding.

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

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	changes in interest or inflation rates;

•	acts of terrorism, war, piracy, and other hostilities;

•	public health threats, pandemics, epidemics, other disease outbreaks or calamities, and governmental responses thereto;

•
changes in global and regional economic and political conditions, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic or health crises;

•	changes in tariffs, trade barriers, embargos and regulatory requirements;

•
general domestic and international political conditions or events, including trade wars, acts of hostility or potential, threatened, or ongoing war including between Russia and Ukraine (and related sanctions), Israel and Hamas, and China and Taiwan, the conflict between Israel and Hezbollah, the Houthi crisis in the Red Sea, the tensions between Israel and Iran, tensions between the U.S. and China, the U.S. and Panama and the U.S. and the European Union and North Atlantic Treaty Organization (“NATO”) members;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the dry bulk shipping industry;

•	our ability to continue to implement and maintain adequate Environmental, Social and Governance ("ESG") practices, policies, programs, goals and targets;

•	our ability to continue as a going concern; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors.”

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

•	Outbreaks of epidemic and pandemic diseases, and any relevant governmental responses thereto could adversely affect our business, results of operations or financial condition.
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

•
Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures taken by impacted foreign countries could have a material adverse effect on our operations and financial results.

•
A recent proposal by the U.S. to impose new port fees on Chinese-operated vessels, Chinese-built vessels, non-Chinese companies operating Chinese-built vessels and companies with newbuilding orders at Chinese shipyards, and to restrict a percentage of U.S. products to being transported on U.S. vessels could have a material adverse effect on our operations and financial results.

•	Political instability, terrorist attacks or other attacks, war, and international hostilities could affect our business, results of operations, cash flows and financial condition.
•	Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.
•	Increases in fuel prices may adversely affect our profits.
•	Worldwide inflationary pressures could negatively impact our operations and cash flows.
•	Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.
•	Climate change and greenhouse gas restrictions may be imposed.
•	Technological developments which affect global trade flows and supply chains are challenging some of our largest customers and may therefore affect our business and results of operations.
•	Tax law changes may result in significant additional taxes to us.
•	Our operations may be adversely impacted by severe weather, including as a result of climate change.
•	Increased regulation as well as scrutiny of environmental, social and governance matters may impact our business and reputation.
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

•	Newbuilding projects are subject to risks that could cause delays.
•	We may be unable to obtain financing for vessels we may acquire in the future.
•	If the vessels we may acquire in the future are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.
•	Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.
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

•	Rising crew costs may adversely affect our profits.
•	We may not be able to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operation.
•	Our vessels may suffer damage, and we may face unexpected repair costs, which could adversely affect our cash flow and financial condition.
•	We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

•	We maintain cash with a limited number of financial institutions, which may subject us to credit risk.
•	We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy financial obligations or to pay dividends.
•
In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

•	Due to our lack of fleet diversification, adverse developments in the maritime dry bulk shipping industry would adversely affect our business, financial condition, and operating results.
•	We are currently subject to litigation and we may be subject to similar or other legal proceedings in the future.
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
•
We partly depend on third-party technical, crew and commercial managers for technical, crew and commercial management of our ships. Our operations could be negatively affected if third-party managers fail to perform their services satisfactorily.

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

The volatility in the dry bulk charter market, from which we derive substantially all of our revenues, has affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market and has been very volatile in recent years. The BDI declined from an all-time high of 11,793 in May 2008 to an all-time low of 290 in February 2016, which represents a decline of approximately 98%. In the following years volatility was also apparent, albeit less extreme.  In 2024, the BDI ranged from a low of 976 on December 19, 2024 to a high of 2,419 on March 18, 2024. Although the BDI was 1,650 as of March 18, 2025, due to its volatile nature, there can be no assurance of the future performance of the BDI.

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

The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected and we may not be able to successfully charter our vessels at rates sufficient to allow us to operate our business profitably or meet our obligations. Further, if low charter rates in the dry bulk market decline further for any significant period, this could have an adverse effect on our vessel values and ability to comply with the financial covenants in our loan agreements or other financing agreements. In such a situation, unless our lenders are willing to provide waivers of covenant compliance or modifications to our covenants, our lenders could accelerate our debt and we could face the loss of our vessels. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity. We cannot assure you that future charter rates will enable us to cover our liabilities, operate our vessels profitably, or pay dividends.

The factors that influence demand for dry bulk shipping capacity include:

•
supply of and demand for energy resources, commodities, and semi-finished consumer and industrial products and the location of consumption versus the location of their regional and global exploration production or manufacturing facilities;

•	the globalization of production and manufacturing;

•	changes in interest or inflation rates;

•
general domestic and international political conditions or events, including trade wars, retaliatory economic measures, acts of hostility or potential, threatened, or ongoing war including between Russia and Ukraine (and related sanctions), Israel and Hamas, and China and Taiwan, the conflict between Israel and Hezbollah, the Houthi crisis in the Red Sea, the tensions between Israel and Iran, tensions between the U.S. and China, the U.S. and Panama and the U.S. and the European Union and NATO members;

•
global and regional economic and political conditions and developments, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic or health crises;

•	natural disasters and weather;

•	public health threats, pandemics, epidemics, and other disease outbreaks and governmental responses thereto;

•	embargoes and strikes;

•	disruptions and developments in international trade, including trade disputes or the imposition of tariffs or trade barriers on various commodities or finished goods;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other legal or regulatory developments; and

•
political developments, including changes to trade policies or trade wars, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic, or health crises.

Outbreaks of epidemic and pandemic diseases, and any relevant governmental responses thereto could adversely affect our business, results of operations or financial condition.

Global public health threats, such as the COVID-19 outbreak, influenza and other highly communicable diseases or viruses, outbreaks, which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, as well as the operations of our customers.

For example, the outbreak of COVID-19 caused severe global disruptions with governments in affected countries imposing travel bans, quarantines and other emergency public health measures. Restrictions and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, such as travel restrictions and temporarily closing business, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels may not be able to call on, or disembark from ports, located in regions affected by the outbreak. The COVID-19 pandemic also, among other things, caused factory closures and restrictions on travel, as well as labor shortages or lack of berths, delays and uncertainties relating to newbuildings, drydockings and vessel inspections, shortages or a lack of access to required spare parts and other functions of shipyards. Other future disease outbreaks or COVID-19 variants may cause us to experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

The extent to which our business, operating results, cash flows, financial condition, financings, value of our vessels, and ability to pay dividends may be negatively affected by future pandemics, epidemics, or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to, (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) shortages or reductions in the supply of essential goods, services, or labor; and (v) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. This impact could be material and adverse.

We are currently almost entirely dependent on index-linked charters, while in the past a part of our fleet was employed on a spot voyage basis. Any decrease in spot freight charter rates or indices in the future may adversely affect our earnings.

We currently have all of our vessels employed on time charters whose daily rates are linked to the Baltic Capesize Index, or BCI. However, for two of these vessels, the daily hire includes a fixed floor rate as well as a profit-sharing scheme based on a premium over the daily BCI. Although none of our vessels are currently operating in the spot market on a voyage basis, we may employ any additional vessels we may acquire on a spot voyage basis, or on index-linked or fixed rate time charters.

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

Historically, spot charter rates and dry bulk charter indices have been volatile as a result of the many conditions and factors that can affect the price of, supply of and demand for dry bulk capacity. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, fixing profitable spot voyages and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates declined below the operating cost of vessels. If future spot charter rates or the BCI decline, we may be unable to operate our vessels trading in the spot market or our BCI-linked charters profitably, or meet our other obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are usually fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases. Spot charter rates are also not uniform globally and may vary substantially between different geographical regions; therefore, realizing opportunities in the spot market will also depend on the geographical location of our vessels at any given time.

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

The market supply of vessels generally increases with deliveries of new vessels and decreases with the recycling of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. In previous years, the market supply of dry bulk vessels had increased due to the high level of new deliveries. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017. In addition, the dry bulk newbuilding orderbook, extending up to 2028, was approximately 10.5% of the existing world dry bulk fleet as of the beginning of March 2025, according to Clarksons Research, and the orderbook may increase further in proportion to the existing fleet. Even though the overall level of the orderbook has declined over the past years, an over-supply of dry bulk vessel capacity could depress the current charter rates. Factors that influence the supply of vessel capacity include:

•	the number of newbuilding orders and deliveries, including delays in new vessels’ deliveries;

•	the number of shipyards and their ability to deliver vessels;

•	potential disruption, including supply chain disruptions, of shipping routes due to accidents or political events;

•	scrapping and recycling rate of older vessels;

•	vessel casualties;

•	the price of steel and vessel equipment;

•	product imbalances (affecting the level of trading activity) and developments in international trade;

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire;

•	vessels’ average speed;

•	technological advances in vessel design and capacity;

•	availability of financing for new vessels and shipping activity;

•	the imposition of sanctions, tariffs, trade barriers or embargos;

•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	port or canal congestion;

•	changes in interest or inflation rates;

•
changes in market conditions, including general domestic and international political conditions or events, including trade wars, acts of hostility or potential, threatened, or ongoing war including between Russia and Ukraine (and related sanctions), the war between Israel and Hamas, and China and Taiwan, the conflict between Israel and Hezbollah, the Houthi crisis in the Red Sea, and the tensions between Israel and Iran, tensions between the U.S. and China, the U.S. and Panama and the U.S. and the European Union and NATO members; and

•
changes in global and regional economic and political conditions, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic or health crises.

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

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, tensions between Israel and Iran, tensions in the Red Sea or Russia and NATO tensions, China and Taiwan disputes, the United States and China trade relations, tensions between the U.S. and NATO members, tensions between the U.S. and Panama, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflict in the Middle East, the South China Sea region and other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, epidemics or pandemics, and banking crises or failures. See also “— Outbreaks of epidemic and pandemic diseases and any relevant governmental responses thereto could adversely affect our business, results of operations, or financial condition.” In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on vessels transiting the Red Sea and their impact on shipping and the world economy is uncertain. Although a cease-fire declared between Israel and Hamas on January 15, 2025, heightened regional tension and renewed conflict in Gaza and Yemen developed in March 2025, which may lead to continued attacks on vessels transiting the Red Sea. If such conditions are sustained, the longer-term net impact on the dry bulk market and our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long current market conditions will last.

In Europe, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the U.S. and other parts of the world. The U.S. implementation of tariffs and related countermeasures taken by impacted foreign countries further increases the risk of additional trade protectionism. The withdrawal of the United Kingdom from the EU, or Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, operating results, cash flows and financial condition.

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

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate recovered from 3.0% in 2022 to 5.2% in 2023, but the economy continued to be weighed down by the ongoing crisis in the property market. For the year ended December 31, 2024, China’s GDP growth rate declined slightly to at approximately 5.0%. Looking ahead, the China’s economic growth is expected to remain steady, with forecasts projecting a GDP growth rate of around 5.0% for 2025. Although the Chinese government has implemented economic stimulus measures, it is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, operating results, cash flows and financial condition.

The U.S. and global capital markets, including credit markets, continue to experience volatility and uncertainty, and there is a risk that the U.S. federal government and state governments and European authorities may continue to implement a broad variety of governmental action and/or introduce new financial market regulations. Global financial markets and economic conditions have been, and continue to be, volatile and we face risks associated with the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, and reduced levels of growth, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business, results or operations or impair our ability to borrow under our current financial arrangements or future financial arrangements we may enter into contemplating borrowing from the public and/or private equity and debt markets. Many lenders increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced (or in some cases ceased to provide) funding to borrowers and other market participants, including equity and debt investors and, in some cases, have been unwilling to provide financing on attractive terms or even at all. While recent developments in the global credit markets have been supportive of borrowing and refinancing, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. In the absence of available financing or financing in favorable terms, we may be unable to complete vessel acquisitions, take advantage of business opportunities or respond to competitive pressures.

Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures taken by impacted foreign countries could have a material adverse effect on our operations and financial results.

If significant tariffs or other restrictions are implemented on imports by the U.S. and related countermeasures are taken by impacted foreign countries, our business, including operating results, cash flows and financial condition, may be adversely affected. In January 2025, during the initial days of President Trump's second term, the U.S. announced the imposition of additional substantial tariffs on imports from various countries, including China, Canada and Mexico, and the subject countries have imposed or indicated their intention to impose counter measures. In February 2025, the U.S. imposed tariffs of 10% on all imported goods from China, followed by an additional 10% tariff in March 2025. The U.S. also imposed a 25% tariff on all steel and aluminum imports, beginning in March 2025. On February 13, 2025, President Trump ordered his trade advisers to come up with “reciprocal” tariffs on U.S. trade partners to retaliate against taxes, tariffs, regulations and subsidies, thus increasing the possibility of a global trade war. If implemented, such tariffs and countermeasures could increase the cost of raw materials and components that we transport, disrupt global supply chains and create additional operational challenges. If further tariffs are imposed on a broader range of imports, or if retaliatory trade measures are enacted by affected countries, these factors could reduce demand for commodities carried by sea, result in the loss of customers and harm our competitive position in key markets. Additionally, ongoing trade tensions and uncertainty regarding future trade policies could negatively impact global economic conditions and consumer confidence, further affecting our business performance.

A recent proposal by the U.S. to impose new port fees on Chinese-operated vessels, Chinese-built vessels, non-Chinese companies operating Chinese-built vessels and companies with newbuilding orders at Chinese shipyards, and to restrict a percentage of U.S. products to being transported on U.S. vessels could have a material adverse effect on our operations and financial results.

The United States Trade Representative (USTR) has recently put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China's dominance in the maritime, logistics, and shipbuilding industries.  These proposed actions, should they be enacted, have the potential to dramatically increase the port fees and overall operating expenses for ships calling at U.S. ports. Specifically, the USTR is proposing a series of service fees that would function as direct increases to port-related costs.

The proposal would include a service fee targeting Chinese operators of up to $1.0 million for each instance a vessel operated by a Chinese entity enters a U.S. port.  Alternatively, the fee could be calculated at a rate of up to $1,000 per dwt of the vessel for each port entrance.

Another proposed service fee focuses on operators with fleets comprised of Chinese-built Vessels.  Under this proposal, fees could reach as high as $1.5 million each time a Chinese-built vessel owned by a non-Chinese operator enters a U.S. port.  Furthermore, a tiered fee structure is under consideration, based on the proportion of Chinese-built vessels within an operator’s fleet.  Operators with fleets that are 50% or more Chinese-built could face fees of up to $1.0 million dollars per port call; for operators with fleets that are greater than 25% and less than 50% Chinese-built, the fee could be up to $750,000 per port call; and for operators whose fleets have greater than 0% and less than 25% percent Chinese-built vessels, the port fee could reach up to $500,000 per vessel entrance. Another option being considered is an additional fee of up to $1.0 million per port entrance if 25% or more of an operator’s fleet is composed of vessels constructed in China.

A further proposed service fee is aimed at operators with newbuilding orders for Chinese vessels.  This fee would be based on the percentage of vessels an operator has ordered from Chinese shipyards or expects to receive from them within the next 24 months. Operators with 50% or more of their vessel orders placed with Chinese shipyards could be charged up to $1.0 million per vessel entrance.  For those with greater than 25% to less than 50% percent of their orders in Chinese shipyards, the fee could reach $750,000, and for those with greater than 0% to less than 25%, it could be up to $500,000 per vessel entrance.  Another possibility is a flat fee of up to $1.0 million dollars per port entrance if 25% or more of an operator’s total vessel orders over the next 24 months are with Chinese shipyards.

Beyond these direct fee increases, the proposed actions also encompass “restrictions on services” designed to promote the transport of U.S. goods on U.S. vessels. These restrictions would be phased in over several years, starting with a requirement that a small percentage of U.S. exports be transported on U.S.-flagged vessels by U.S. operators, escalating to a larger percentage over time, with a portion specifically mandated to be on U.S.-flagged and U.S.-built vessels. Another proposed restriction would require U.S. goods to be exported on U.S.-flagged, U.S.-built vessels, with exceptions only granted if operators demonstrate that at least 20% of U.S. products per calendar year are transported on U.S.-flagged and U.S.-built vessels. These restrictions could reduce the demand for non-U.S. built vessels, including ours.

The actual implementation of these proposed actions remains uncertain. The final form, scope, and effective dates of any measures that are ultimately adopted may significantly differ from the current proposals. Additionally, specifics, such as applicability to sale and leaseback arrangements with Chinese leasing financiers, has not been clarified.  In a sale and leaseback arrangement, the Chinese leasing financiers are the registered owners of the vessels.  Furthermore, retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry.

In addition to direct port fee increases, retaliatory actions by China or other countries could indirectly impact port-related costs. For example, China could impose retaliatory port fees or restrictions on vessels of non-Chinese origin calling at Chinese ports, which could disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

Of the 21 vessels we operate, one was constructed in China. However, we have entered into and may further enter in the future into sale and leaseback transactions with Chinese financial institutions. Additionally, we may enter into contracts for the purchase of secondhand vessels constructed in China or shipbuilding contracts for newbuildings constructed in Chinese shipyards. Given the potential magnitude of these proposed port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact.  However, if measures similar to those that have been proposed are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. ports could materially increase. Even though port fees are typically borne by the charterer, if port fees are assessed due to our ownership of the relevant vessel, it is possible that charterers may demand that we bear these costs or otherwise reduce the applicable charter rate.  This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

Political instability, terrorist attacks or other attacks, war, and international hostilities could affect our business, results of operations, cash flows and financial condition.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition, and available cash may be adversely affected by changing economic, political and governmental conditions in the countries and regions where our vessels or vessels we may acquire are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political uncertainty and armed conflicts, including the war between Ukraine and Russia and between Israel and Hamas and Hezbollah, Russia and NATO tensions, U.S. and NATO tensions, China and Taiwan disputes, U.S. and China trade relations, instability between Iran and the West, hostilities between the U.S. and North Korea and the U.S. and Panama, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such Brexit, or another withdrawal from the European Union, terrorist or other attacks (or threats thereof) around the world and war (or threatened war) or international hostilities. Such events may contribute to further economic instability in the global financial markets and international commerce and could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

The ongoing war between Russia and Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union or other countries against Russia, trade tariffs or embargoes with uncertain impacts on the markets in which we operate. In addition, the U.S. and certain other NATO countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the drybulk industry, including ours and could create economic uncertainty particularly if such attacks spread to a broad array of countries and networks. Although Ukraine and Russia reached an agreement to extend an arrangement allowing shipment of grain from Ukrainian ports through a humanitarian corridor in the Black Sea in November 2022, Russia terminated this agreement in July 2023. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows.

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

Past terrorist attacks and the ongoing threat of future incidents worldwide continue to instigate uncertainty in the global financial markets, potentially affecting our business, operating outcomes and financial condition. Recent acts of terror perpetrated by Houthi rebels in the Red Sea region further heighten concerns about the impact on maritime transportation along key routes, such as the Red Sea route, affecting our shipping operations. Although our business is not directly impacted by the war between Israel and Hamas, the related missile attacks by the Houthi regime in the Red Sea area has led to the diversion of a large part of the world fleet away from the Red Sea, increasing the ton-mile demand for most shipping sectors, including dry bulk, and resulting in higher freight rates. Rerouting away from the most convenient route for connecting East trade to the West and vice versa may, however, lead to increased operational costs and higher revenues. In case our vessels trade or transit via the Red Sea, we may incur increased insurance costs. While much uncertainty remains regarding the global impact of the war between Israel and Hamas, it is possible that such tensions could result in the eruption of further hostilities in other regions, including the Red Sea, and could adversely affect our business, financial condition, results of operation, and cash flows. A cease-fire between Israel and Hamas was declared on January 15, 2025, but there is no certainty that the cease-fire will continue. Further President Trump’s proposal to annex Gaza has raised fears that Houthi militant group could renew its threat against commercial ships crossing the Red Sea, after declaring in January 2025 that it would stop targeting most vessels following the Israel-Hamas ceasefire.

Ongoing conflicts and recent developments in regions such as Ukraine, Russia, North Korea, Myanmar, and the Middle East (including Iran, Iraq, Israel, Palestine, Syria, the Persian Gulf, Yemen), coupled with the presence of the United States or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict globally. These events may contribute to heightened economic instability in the worldwide financial markets. Significant tariffs or other restrictions being imposed on imports by the U.S. and related countermeasures taken by impacted foreign countries, may be adversely affect our business, operating results, cash flows, and financial condition. See “— Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures taken by impacted foreign countries could have a material adverse effect on our operations and financial results.”

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

Increases in fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating voyage freight rates, although we generally do not directly bear the cost of fuel for vessels operating on time charters. As a result, an increase in the price of fuel may adversely affect our profitability if freight rates fail to rise to the extent required to cover a rise in the cost of fuel. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, the imposition of new regulations adopted by the International Maritime Organization, or IMO, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. While fuel prices remained generally lower in 2024 and 2023 as compared to 2022 fuel has and may become much more expensive in the future, including as a result of the ongoing war in Ukraine and the sanctions against Russia, the imposition of tariffs and trade restrictions, the imposition of sulfur oxide emissions limits in January 2020 and reductions of carbon emissions from January 2023 under new regulations adopted by the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Upon redelivery of any vessels at the end of a period time charter or a voyage charter, we may be obligated to repurchase bunkers on board at prevailing market prices, or purchase bunkers to refuel the vessel in case of a voyage charter, which could be materially higher than fuel prices at the inception of the charter period. However, given the current time charter agreements of our vessels and our chartering strategy, this cost is projected to be immaterial in the short to medium term. If in the future we decide to operate vessels on a voyage basis, then fuel would be the largest expense that we would incur with respect to vessels operating on voyage charter. Voyage charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense, while under time charter agreements fuel expenses are borne by the charterers. We currently cannot guarantee that we will continue to employ our vessels on a time charter basis, or that we will hedge our fuel costs on any prospective future voyage charters. As a result, an increase in the price of fuel may negatively affect our profitability and cash flows in the future.

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

Inflation could have an adverse impact on our business and operating results and subsequently on our financial condition both directly through the increase of operating costs, including crew costs and materials necessary for the operation of our vessels and indirectly through its adverse impact on the world economy in terms of increasing interest rates and slowdown of global growth. Worldwide economies have in the recent past experienced inflationary pressures, with price increases seen across many sectors globally. In response to the inflationary pressures in recent years, central banks made steep increases in interest rates, which resulted in increases to the interest rates available to us for the financing of our operations and investment activity. Although central banks have started decreasing interest rates, future monetary policies cannot be guaranteed. If central banks increase interest rates again, or interest rates otherwise increase significantly, the resulting increase to the interest rates available to us on both existing loans on floating rate and new debt financings or refinancings we may pursue could adversely affect our cash flows and our ability to complete vessel acquisitions, take advantage of business opportunities, or respond to competitive pressures. Furthermore, if inflationary pressures intensify, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins and result in deterioration of our financial condition. There is uncertainty regarding inflation due to the likely shift in policy following numerous elections around the world. Trade tariffs announced by President Trump and retaliatory tariffs and countermeasures from affected countries could trigger economic uncertainty but the impact on inflation is unclear.

Whether the present inflationary pressures will transition to a long-term inflationary environment and the effect of such a development on charter rates, vessel demand, and operating expenses in the sector in which we operate are uncertain.

Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.

We operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk shipping market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedules and supplies of certain commodities. This seasonality should not affect our operating results if our vessels are employed on fixed rate period time charters, but because most of our vessels are employed (the vessels we may acquire may be employed) on index-linked charters (or occasionally in the spot voyage market), seasonality may increase the volatility of, and materially affect, our operating results and cash flows, as well as our ability to pay dividends, if any, in the future.

Climate change and greenhouse gas restrictions may be imposed.

Due to concern over the risk of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. For instance, the IMO imposed a global 0.5% sulfur cap on marine fuels, down from the previous cap of 3.5%, which came into force on January 1, 2020. In addition, in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to tackle harmful emissions and, which identifies “levels of ambition” towards reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through the implementation of further phases of EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030 compared to 2008 emission levels; and (3) pursuing net-zero greenhouse gas emissions by or around 2050 while pursuing efforts towards phasing them out entirely. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025.  The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.  These regulations and any additional regulations addressing similar goals could cause us to incur additional substantial expenses and could have a material adverse effect on our business, operating results, cash flows and financial condition and our ability to pay dividends. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations” for a discussion of these and other environmental regulations applicable to our operations.

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

Furthermore, on January 1, 2024, the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation came  into effect on January 1, 2025.  The ETS applies gradually over the period from 2024 to 2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who assumes all duties and responsibilities for the ship under the ISM Code, as well as the responsibility for full compliance under the ETS. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Directive 2023/959 makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. If we do not have allowances, we will be forced to purchase allowances from the market, which can be costly. To prepare for and manage the administrative aspects of EU ETS compliance, we have made significant investments in new systems, including personnel, data management, cost recovery mechanisms, revised service agreement terms, and transparent emissions reporting procedures. However, the cost of future compliance and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

Additionally, on July 25, 2023, the European Council of the European Union adopted the Fuel EU Maritime Regulation 2023/1805 (“FuelEU”) under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, FuelEU requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years.  A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

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

Technological developments which affect global trade flows and supply chains are challenging some of our largest customers and may therefore affect our business and results of operations.

By reducing the cost of labor through automation and digitization, including by means of new technologies in artificial intelligence and machine learning, among others, and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries, including those of some of our largest customers. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for our services. Supply chain disruptions caused by geopolitical and economic events, pandemics, rising tariff barriers and environmental concerns also accelerate these trends.

Tax law changes may result in significant additional taxes to us.

Tax law changes may result in significant additional taxes to us. For example, the Organization for Economic Cooperation and Development (the “OECD”) published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, operates to impose a minimum tax rate of 15% calculated on a jurisdictional basis. More than 130 countries have signed on to the Pillar Two rules released in December 2021 that, among other provisions, give the countries the right to “tax back” profit that is currently taxed below the minimum 15% rate. The framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. Presently, it is difficult to assess if and to what extent such changes will impact our tax burden. Further developments and unexpected implementation mechanics could adversely affect our effective tax rate or result in higher cash tax liabilities. Any requirement or legislation that requires us to pay more tax could have a material adverse effect on our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

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

On March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by public companies and in public offerings. The final rules will become effective 60 days following publication of the adopting release in the Federal Register. As an accelerated filer, we will be required to provide the enhanced climate-related disclosures in our annual reports for the year ending December 31, 2026. These rules were challenged in federal courts, and, in April 2024, the SEC announced that it would voluntarily stay the effectiveness of the rules pending judicial review. On February 11, 2025 acting SEC Chair Mark Uyeda directed the Commission’s staff to pause their defense of the rule and request that the Court not schedule the case for argument. It is unclear if the rules will be enforced or repealed. Costs of compliance with ESG or climate change rules may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

During the year ended December 31, 2024, none of our vessels called on ports located in countries subject at that time to comprehensive sanctions and embargoes imposed by the U.S. government or countries identified by the U.S. government or other authorities as state sponsors of terrorism; however, our vessels may call on ports in these countries from time to time in the future on our charterers’ instructions subject to any applicable insurance arrangements and prior approvals, if required. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

 Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. Compliance with this regulation is achieved by using 0.5% sulfur fuels on board; installing “scrubbers” for cleaning of the exhaust gas; or retrofitting vessels to be powered by liquefied natural gas. On a fully delivered basis nine of our vessels currently have scrubbers installed while the remaining twelve vessels in our fleet comply by burning low sulfur fuel (0.5% or 0.1%). Costs of compliance with these regulatory changes for our non-scrubber vessels or any non-scrubber vessels we may acquire may be significant and may have a material adverse effect on our future performance, results of operations, cash flows, and financial position. We have further developed ship specific implementation plans for safeguarding the smooth transition with the usage of compliant fuels for our vessels that are not equipped with scrubbers. However, due to the fact that Mediterranean Sea will become a 0.1% sulfur emission control area by May 1, 2025, we may consider installing scrubbers in the rest or some of our vessels, if such investment is deemed beneficial. Costs of ongoing compliance may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See Item 4. “Information on the Company—B. Business Overview—Environmental and Other Regulations—International Maritime Organization.”

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard.  For all vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards. Vessels are required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Pursuant to the BWM Convention amendments, BWMSs installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 28, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with United States Coast Guard, or USCG, regulations. Amendments to the BWM Convention entered into force in June 2022 concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate. Additional amendments to the BWM Convention, concerning the form of the Ballast Water Record Book, are expected to enter into force on February 1, 2025. We have installed ballast water treatment systems in all our vessels which comply with the updated guidelines.  Nevertheless, we might incur compliance costs for any vessels we might acquire in the future, which might have a substantial effect on our profitability. Additionally, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. It intends to replace the VGP scheme and streamline the patchwork of federal, state, and local requirements for the commercial vessel community.  The US Environmental Protection Agency, or EPA, has indicated that new federal discharge standards for vessels may be published in autumn 2024. The VIDA gave the EPA two years to develop new national discharge standards for vessels and the U.S. Coast Guard another two years to develop regulations and best management practices to implement and enforce those standards.  VIDA also specifies that the provisions of the VGP will continue to apply until EPA and the U.S. Coast Guard publish their final regulations, regardless of how long that takes, and that the permit cannot be modified during that time. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feel in length and longer with respect to incidental discharges and on October 9, 2024, the Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. If the USCG spends the full two years to finalize the corresponding enforcement standards, the current 2013 VGP scheme will remain in force until 2026. Several U.S. states have added specific requirements to the Vessel General Permit including submission of a Notice of Intent, or NOI, or retention of a Permit Authorization and Record of Inspection (PARI) form and submission of annual reports. This rule changes may have financial impact on our vessels and may result in vessels being banned from calling in the U.S. in case compliance issues arise.

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

The market value of dry bulk vessels, and Capesize dry bulk carriers in particular, has historically exhibited great volatility. From 2010 until today, the standard 182,000 dwt Capesize yard resale prices have fluctuated from $35.0 million in March 2016 to $77.0 million in May 2024. The fair market value of our vessels is dependent on other factors as well, including:

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

In addition, as vessels age, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain covenants in our loan agreements and other financing agreements we may enter into, and our lenders or lessors could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with the covenants in our loan agreements and other financing agreements or foreclose their liens. If any of our current or future loan agreements and other financing agreements are accelerated, we may not be able to refinance our debt or obtain additional funding. We expect that we will enter into more loan agreements and other financing agreements in connection with our vessels or future vessel acquisitions.  For more information regarding our current loan facilities and other financing agreements, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loan Arrangements.”

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

We may be unable to obtain financing for vessels we may acquire in the future.

We can offer no assurance that we will be able to obtain the necessary financing either for the purchase options or obligations under our financing arrangements within 2025, or for the acquisition of any vessels we may agree to acquire in the future, on attractive terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations and complete the acquisition of such vessels and expand the size of our fleet. If we fail to fulfill our commitments thereunder, due to an inability to obtain financing or otherwise, we may also be liable for damages for breach of contract. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations, financial conditions, and cash flows.

If the vessels we may acquire in the future are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

We have historically expanded our fleet through the acquisition of secondhand vessels and may acquire additional vessels in the future. A delay in the delivery of any vessels to us, the failure of the contract counterparty to deliver a vessel at all, or us not taking delivery of a vessel could cause us to breach our obligations under the acquisition contract or under a related time charter and become liable for damages for breach of contract or could otherwise adversely affect our financial condition and results of operations. In cases where the fault lies with the contract counterparty, we would be entitled to compensation, but the amount and timing of payment of such compensation is uncertain. In addition, the delivery of any vessel with substantial defects could have similar consequences and, although we intend to inspect the condition of the vessels pre-acquisition, there is no assurance that we will be able to identify such defects. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any secondhand vessels we acquire. Any of these circumstances or events could have a material adverse effect on our business, operating results, cash flows and financial condition.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2024, we had $ 261.5 million in debt outstanding across our loan facilities and sale and leaseback transactions. Moreover, we anticipate that we will incur future indebtedness in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying further vessels or securing such debt financing. Significant levels of debt could have important consequences to us, including the following:

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

We depend on officers and directors who are associated with United Maritime Corporation, of the Republic of the Marshall Islands, which may create conflicts of interest.

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

Our fleet currently consists of 19 Capesize vessels and two Newcastlemax dry bulk vessels. Moreover, we may acquire additional vessels in the future. Our ability to manage our growth will primarily depend on our ability to:

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

Vessel aging, and purchasing and operating secondhand vessels, such as our current fleet, may result in increased operating costs and vessel off-hire, which could adversely affect our financial condition and results of operations.

All of the vessels in our fleet are secondhand vessels. Our inspection of these or other secondhand vessels we may acquire prior to purchase does not provide us with the same knowledge about their condition and the cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any secondhand vessels we acquire.

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

In addition, charterers actively discriminate against hiring older vessels. Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton, has become a major vetting service in the dry bulk shipping industry, which ranks the suitability of vessels based on a scale of one to five stars. There are carriers that may not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, a potentially deteriorated star rating for our vessels may affect their commercial operation and profitability and vessels in our fleet with lower ratings may experience challenges in securing charters. Effective as of January 1, 2018, Rightship’s age trigger for a dry cargo inspection for vessels over 8,000 dwt changed from 18 years to 14 years, after which an annual acceptable Rightship inspection will be required. Rightship may downgrade any vessel over 18 years of age that has not completed a satisfactory inspection by Rightship, in the same manner as any other vessel over 14 years of age, to two stars, which significantly decreases its chances of entering into a charter. Fifteen, five and one vessels in our operating fleet have three, four and five-star risk ratings from Rightship, respectively.

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

The majority of our loan and sale and leaseback agreements bear floating rate interest linked either to the Secured Overnight Financing Rate (“SOFR”) or Term SOFR. An increase in the SOFR, would affect the amount of interest payable under our existing debt, which, in turn, could have an adverse effect on our profitability, earnings, cash flow, and ability to pay dividends. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to SOFR or other alternative reference rates in the future could have a material adverse effect on us.

In order to manage any future exposure to interest rate fluctuations, we may from time-to-time use interest rate derivatives to effectively fix any floating rate debt obligations. No assurance can, however, be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position, and have the potential to cause us to breach covenants in our loan agreements that require maintenance of certain financial positions and ratios. Interest rate derivatives may also be impacted by the transition to SOFR or to other alternative rates.

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

Crew costs are anticipated to be a major expense for us. The growing global shipping fleet has led to higher demand for highly skilled and qualified crew, driving crewing costs upward. If we are unable to raise our rates accordingly, these rising costs could negatively impact our profitability.

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

We maintain cash with a limited number of financial institutions , which may subject us to credit risk.

We maintain all of our cash with a limited number of financial institutions mostly located in Europe.

Generally, only a portion of these cash balances are covered by insurance in the event of default by a financial institution. Several banks, including banks in the United States and Switzerland, have recently been subject to extraordinary resolution procedures or sale because of the risk of such a default. In the event of such a default of a financial institution, we may lose part or all of our cash that we hold deposited with such financial institution.

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

Our business currently depends on the transportation of dry bulk commodities, and our fleet consists exclusively of Capesize vessels and two Newcastlemax dry bulk vessels. Our current lack of diversification could make us vulnerable to adverse developments in the maritime dry bulk shipping industry and demand for Capesize vessels in particular, which would have a significantly greater impact on our business, financial condition and operating results than it would if we maintained more diverse assets or lines of business.

We are currently subject to litigation and we may be subject to similar or other legal proceedings in the future.

From time to time, we may be involved in legal proceedings which may include shareholder litigation, contract claims, regulatory matters, other claims associated with our operations, as well as other legal proceedings arising in the ordinary course of business. In March 2024, a shareholder filed a lawsuit in the High Court of the Republic of the Marshall Islands against the Company and its board, which was dismissed in October 2024 on multiple grounds. The plaintiff has appealed the dismissal. While we believe we have substantial defenses to this appeal, we cannot predict its ultimate outcome.

Legal proceedings, regardless of merit, can be time-consuming, costly, and divert management’s attention from strategic priorities. Any unfavorable ruling or settlement could result in financial obligations, reputational impact, or regulatory considerations. While we maintain insurance coverage where applicable, subject to customary deductibles, there is no guarantee it will be applicable or sufficiently cover litigation costs or potential liabilities.

We do not expect any current legal matters to have a material adverse effect on us. However, future legal proceedings could arise that may have a material effect on our financial condition, operations, or business strategy.

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

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurances include hull and machinery insurance, war risks insurance, demurrage and defense insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We do not expect to maintain for our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel, except in cases when our vessels transit through or call at high risk areas. We may not be adequately insured against all risks or our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. If our insurances are not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations. We have been and may in the future be retrospectively subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability, including pollution-related liability. In the past, we paid approximately $0.3 million in response to these calls, and our payment of such calls in the future could result in significant expenses to us.

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

We partly depend on third-party technical, crew and commercial managers for technical, crew and commercial management of our ships. Our operations could be negatively affected if third-party managers fail to perform their services satisfactorily.

Seanergy Shipmanagement Corp., or Seanergy Shipmanagement, our wholly owned ship management subsidiary, provides technical management services to the majority of the vessels in our fleet, namely the M/Vs Dukeship, Fellowship, Friendship, Knightship, Lordship, Worldship, Hellasship, Partnership, Flagship, Patriotship, Honorship, Premiership, Geniuship, Squireship, Kaizenship and Iconship. In addition, Seanergy Shipmanagement may undertake the technical management for the remaining vessels of our fleet in the future. Seanergy Management Corp., or Seanergy Management, our wholly owned management subsidiary, provides us with certain other management services.

Moreover, we also depend on third-party technical, crew and commercial managers. V.Ships Greece provide us with certain technical, general administrative and support services (including vessel maintenance, crewing, purchasing, shipyard supervision, assistance with regulatory compliance, accounting related to vessels and provisions) for the M/Vs Championship, Friendship, Paroship, Titanship, Meiship and Blueship. V.Ships Greece provides crew management services to the M/Vs Fellowship, Lordship, Knightship, Premiership, Geniuship and Squireship. Global Seaways provides crew management services to the M/Vs Worldship, Dukeship, Hellasship, Partnership, Flagship, Patriotship, Honorship, Kaizenship and Iconship. Fidelity provides us with commercial management services for our vessels.

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

Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to our 2024 taxable year, and we do not expect to become a PFIC in 2025 or any future taxable year. In this regard, we intend to treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets. There is substantial legal authority supporting this position including case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

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

We believe that we qualify for exemption from the 4% tax under Section 883 of the Code for our 2024 taxable year. However, there are factual circumstances beyond our control that could cause us not to have the benefit of the tax exemption under Section 883 in 2025 or future years and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could fail to qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our common shares were, in combination with each other, to own 50% or more of our outstanding common shares on more than half the days during the taxable year. See the description of the ownership tests which must be satisfied to qualify for exemption under Section 883 of the Code in “Item 10. Additional Information - E. Taxation – United States Federal Income Tax Consequences – Exemption of Operating Income from United States Federal Income Taxation.”

Because the availability of the exemption depends on factual circumstances beyond our control, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2025 or subsequent taxable years. If we or our subsidiaries are not entitled to exemption under Section 883, we or our subsidiaries will be subject to the 4% U.S. federal income tax on 50% of any shipping income such companies derive that is attributable to the transport of cargoes to or from the United States. This tax is a cost, which, if unreimbursed, has a negative effect on our business and results in decreased earnings available for distribution to our shareholders.

We may be subject to tax in the jurisdictions in which we or our vessel-owning or management subsidiaries are incorporated or operate.

In addition to the tax consequences discussed herein, we may be subject to tax in one or more other jurisdictions where we or our subsidiaries are incorporated or conduct activities. We are subject to a corporate flat rate tax for our subsidiaries in Malta for the period from January 1, 2024 to December 31, 2024 and could be subject to additional taxation in the future in Malta or other jurisdictions where our subsidiaries are incorporated or do business. The amount of any such tax imposed upon our operations or on our subsidiaries’ operations may be material and could have an adverse effect on our earnings.

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

In addition, as of March 18, 2025, we may be obliged to issue additional common shares pursuant to the terms of outstanding warrants as follows:

•
27,304 common shares issuable upon the exercise of outstanding Class D warrants at an exercise price of $13.13 per share, which warrants were issued in our public offering which closed on April 2, 2020 and expire in April 2025; and

•
269,459 common shares issuable upon the exercise of outstanding Class E Warrants at an exercise price of $4.13 per share, which warrants were issued in our underwritten public offering which closed on August 20, 2020 and which expire in August 2025.

In addition, we may from time to time issue and sell up to an aggregate amount of $25.1 million of common shares pursuant to the ATM Sales Agreement we have entered into with B. Riley Securities, Inc., as sales agent, as amended to date, as described on our Form 6-K filed with the Commission on December 15, 2023.

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

On December 31, 2024, the closing price of our common shares on the Nasdaq Capital Market was $6.95 per share, as compared to $7.27, which was the closing price on March 18, 2025. In addition, there has from time to time in the past been significant volatility in our trading volumes on the Nasdaq Capital Market and volatility in our intra-day common share price. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects.

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

As of the date of this annual report, our Chairman and Chief Executive Officer can therefore control 49.99% of the voting power of our outstanding capital stock. Our Chairman and Chief Executive Officer will have substantial influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, even though he owns significantly less than 50% of the Company economically.

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

The Council of the European Union, or the Council, routinely publishes a list of “non-cooperative jurisdictions” for tax purposes, which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. In 2019, the Republic of the Marshall Islands and the British Virgin Islands, among others, were placed by the E.U. on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, each was removed from the list of noncooperative jurisdictions within 2019. In February 2023, the Republic of the Marshall Islands and the British Virgin Islands (among others) were placed by the E.U. on the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirement, and were subsequently removed from such list in October 2023. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, increased monitoring and audits, withholding taxes and non-deductibility of costs, and although we are not currently aware of any such measures being adopted, they can be adopted by one or more EU members states in the future. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits certain E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. Several of our subsidiaries are organized in the Republic of the Marshall Islands, the British Virgin Islands and the Republic of Liberia. The Marshall Islands have enacted economic substance regulations relating to, inter alia, shipping business activities, with which we could be obligated to comply. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generating activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands. The British Virgin Islands have enacted similar legislation.

If we fail to comply with our obligations under such regulations or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or with respect to the Marshall Islands economic substance requirements, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity, or being struck from the register of companies. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results. Accordingly, any implementation of, or changes to, any of the economic substance regulations that impact us could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect our business, financial condition or results of operations.

We do not know (i) if the E.U. will once again add the Republic of the Marshall Islands or the British Virgin Islands to, or add the Republic of Liberia to, the list of non-cooperative jurisdictions, (ii) what actions any such jurisdiction may take, if any, to remove itself from such list if it should be placed back on the list of non-cooperative jurisdictions, (iii) how quickly the E.U. would react to any changes in legislation of the relevant jurisdictions, or (iv) how E.U. banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries during a period if the jurisdictions are placed on the list of non-cooperative jurisdictions. The effect of the E.U. list of non-cooperative jurisdictions, and any non-compliance by us with any legislation or regulations adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities. We currently operate 19 Capesize dry bulk vessels and two Newcastlemax dry bulk vessels with a cargo-carrying capacity of approximately 3,803,918 dwt and an average fleet age of approximately 13.8 years.

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

History and Development

Business Development and Capital Expenditures and Divestitures

On January 26, 2022, we voluntarily prepaid $5.0 million of the outstanding balance of the Second JDH Note, which we had entered with Jelco Delta Holding Corp. (“JDH”) on September 7, 2015, using cash on hand.

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

On February 28, 2022, we voluntarily prepaid the remaining balance of $1.85 million of the second facility loan (or the “Second JDH Loan”), which we had entered with JDH on May 24, 2017, using cash on hand. All obligations under the Second JDH Loan were irrevocably and unconditionally discharged pursuant to the deed of release dated February 28, 2022.

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

On May 25, 2022, we agreed to acquire a 180,242 dwt Capesize bulk carrier, built in 2010 in Japan. The vessel was delivered on June 27, 2022, and was renamed M/V Honorship. The purchase price of $34.6 million was funded with cash on hand and through the June 2022 Piraeus Bank Loan Facility, as described herein.

On May 27, 2022, we declared a quarterly cash dividend of $0.25 per share for the first quarter of 2022 which was paid on July 14, 2022 to all shareholders of record as of June 28, 2022.

On June 21, 2022, United’s application to list its common shares on the Nasdaq Capital Market was approved and the registration statement on Form 20-F, filed by United in connection with its spin-off from us (the “Spin-Off”), was declared effective by the SEC. To effect the Spin-Off, we contributed the vessel-owning subsidiary of the M/V Gloriuship to United along with $5.0 million in working capital, in connection with the distribution of (i) all of United’s issued and outstanding common shares to our shareholders, (ii) 40,000 of United’s Series B preferred shares, par value $0.0001 to the holder of all of our issued and outstanding Series B preferred shares and (iii) 5,000 of United’s 6.5% Series C Cumulative Convertible Perpetual Preferred Shares to us. Our common shareholders received one United common share for every 11.8 Seanergy common shares held at the close of business on June 28, 2022. The Spin-Off was effective upon the distribution of United’s common shares on July 5, 2022.

On June 28, 2022, our board of directors authorized a new share repurchase plan pursuant to which we could repurchase up to $5.0 million of our outstanding common shares, convertible note, and warrants (the “June 2022 Repurchase Plan”). On November 28, 2022, our board of directors authorized the extension of the June 2022 Repurchase Plan until December 31, 2023, and subsequently terminated it on December 13, 2023 in connection with the adoption of another repurchase plan (the “December 2023 Repurchase Plan”). 362,161 common shares were repurchased under the June 2022 Repurchase Plan before its termination, for an aggregate price of $1,582,664.

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

On November 9, 2022, we agreed to acquire a 181,415 dwt Capesize bulk carrier, built in 2012 in Japan. The vessel was delivered on December 27, 2022, and was renamed M/V Paroship. The purchase price of $31.0 million was funded with cash on hand and through the December 2022 Alpha Bank Loan Facility, as described herein.

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

On May 9, 2023, we entered into a 12-month bareboat charter agreement with an unaffiliated third party in Japan for a 2011-built Newcastlemax dry bulk vessel of 207,855 dwt built at Nantong COSCO KHI Ship Engineering Co Ltd. The vessel was renamed M/V Titanship and delivered to us on October 24, 2023. The bareboat charter agreement required a down payment of $7.0 million and included a daily charter rate of $9,000 over the period of the bareboat charter and a purchase option of $20.2 million at the end of the bareboat charter. In aggregate, the acquisition cost for the vessel, following the exercise of the purchase option, was approximately $30.5 million.

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

On December 6, 2023, we released our Environmental, Social and Governance Report for the year ended December 31, 2022 (“2022 ESG Report”). The 2022 ESG Report provides an overview of our policies relating to environmental, social and governance commitments of the Company and has been developed in accordance with the Global Reporting Initiative Standards and the Sustainability Accounting Standards Board for Marine Transportation.

On December 14, 2023, we announced that our board of directors authorized the 2023 December Repurchase Plan, pursuant to which we could purchase up to $25.0 million of our outstanding common shares, convertible note, and warrants until December 31, 2025.

On December 14, 2023, we entered into an ATM Sales Agreement with B. Riley Securities, Inc., as sales agent, as amended to date, pursuant to which we may issue and sell, from time to time, through or to the sales agent, up to an aggregate of $30 million of its common shares, par value $0.0001 per share. Up to the date of this report, the Company has issued and sold 577,219 common shares under the program at an average price of $8.57 per share, resulting in gross proceeds of $4.9 million.

On December 29, 2023, we repaid the remaining balance of the Second JDH Note. The Second JDH Note was amended and supplemented on various occasions and along with the other convertible notes and facilities between the Company and JDH, was subject to a comprehensive restructuring that became effective on December 31, 2020. On January 26, 2022, March 10, 2022 and January 3, 2023, we made three cash prepayments of $5.0 million, $5.0 million and $8.0 million, respectively. On December 29, 2023, the Company fully repaid the outstanding balance of $3.2 million in cash.

In 2024, we issued 180,000 of our common shares pursuant to exercises of outstanding Class E warrants with gross proceeds of $0.9 million.

On February 5, 2024, we agreed to acquire a 181,392 dwt Capesize bulk carrier, built in 2013 in Japan. The vessel was delivered on June 11, 2024, and was renamed M/V Iconship. The purchase price of $33.7 million was funded with cash on hand and through the AVIC Iconship Sale and Leaseback, as described herein.

On March 5, 2024, we declared a regular quarterly cash dividend of $0.025 per common share for the fourth quarter of 2023 and a special cash dividend of $0.075 per common share, which was paid April 10, 2024 to all shareholders of record as of March 25, 2024.

On March 18, 2024, we agreed to acquire a 181,396 dwt Capesize bulk carrier, built in 2012 in Japan. The vessel was delivered on October 1, 2024 and was renamed M/V Kaizenship. The purchase price of $35.6 million was funded with cash on hand and through the Hinode Sale and Leaseback, as described below.

On May 14, 2024, we declared a regular quarterly cash dividend of $0.025 per common share for the first quarter of 2024 and a special cash dividend of $0.125 per common share, which was paid July 10, 2024 to all shareholders of record as of June 25, 2024.

In August 2024, our board of directors adopted an updated dividend policy, as described herein.

On August 5, 2024 we declared a quarterly dividend of $0.25 per common share for the second quarter of 2024, which was paid October 10, 2024 to all shareholders of record as of September 27, 2024.

In October 2024, we exercised the purchase option and took delivery of the M/V Titanship, for an aggregate price of $20.2 million. The exercise of the purchase option was financed with proceeds from the October 2024 Alpha Bank Loan Facility, as described herein.

On November 1, 2024, we released our Environmental, Social and Governance Report for the year ended December 31, 2023 (“2023 ESG Report”). The 2023 ESG Report provides an overview of our policies relating to environmental, social and governance commitments and has been developed in accordance with the Global Reporting Initiative Standards and the Sustainability Accounting Standards Board for Marine Transportation.

On November 1, 2024, we declared a quarterly dividend of $0.26 per common share for the third quarter of 2024, which was paid January 10, 2025 to all shareholders of record as of December 27, 2024.

On December 12, 2024, we agreed to acquire a 207,851 dwt Newcastlemax vessel, built in 2013 in Japan. The vessel was delivered on February 27, 2025 and was renamed M/V Meiship. The purchase price of $37.0 million was funded through a combination of cash on hand and proceeds from the February 2025 Piraeus Bank Loan Facility, as described herein.

On January 23, 2025, we entered into a six-month bareboat charter with an unaffiliated third party in Japan for a 178,459 dwt Capesize bulk carrier, built in 2011 in Japan. The vessel was renamed M/V Blueship and was delivered on February 25, 2025. The bareboat charter agreement required a downpayment of $8.0 million and includes a daily charter rate of $9,750 and a purchase obligation of $22.5 million at the end of the bareboat charter.

On March 5, 2025, we declared a quarterly dividend of $0.10 per common share for the fourth quarter of 2024 payable on or about April 10, 2025 to all shareholders of record as of March 27, 2025.

B.	Business Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities.  We currently operate 19 Capesize dry bulk vessels and two Newcastlemax dry bulk vessels, predominantly built in Japan and S. Korea, with a cargo-carrying capacity of approximately 3,803,918 dwt and an average fleet age of approximately 13.8 years.

We believe we have established a reputation in the international dry bulk shipping industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets, and who have strong ties to a number of international charterers.

Our Current Fleet

The following table lists the vessels in our fleet as of the date of this annual report:

Vessel Name	Year Built	Dwt	Flag	Yard	Type of Employment
Titanship	2011	207,855	LIB	NACKS	T/C Index Linked(1)
Meiship	2013	207,851	MI	Imabari	T/C Index Linked(2)
Patriotship	2010	181,709	MI	Imabari	T/C Index Linked(3)
Dukeship	2010	181,453	MI	Sasebo	T/C Index Linked(4)
Worldship	2012	181,415	MI	Koyo-Imabari	T/C Index Linked(5)
Paroship	2012	181,415	LIB	Koyo-Imabari	T/C Index Linked(6)
Kaizenship	2012	181,396	POR	Koyo Dock	T/C Index Linked(7)
Iconship	2013	181,392	LIB	Imabari	T/C Index Linked(8)
Hellasship	2012	181,325	LIB	Imabari	T/C Index Linked(9)
Honorship	2010	180,242	MI	Imabari	T/C Index Linked(10)
Fellowship	2010	179,701	MI	Daewoo	T/C Index Linked(11)
Championship	2011	179,238	MI	Sungdong SB	T/C Index Linked (12)
Partnership	2012	179,213	MI	Hyundai	T/C Index Linked(13)
Knightship	2010	178,978	LIB	Hyundai	T/C Index Linked(14)
Lordship	2010	178,838	LIB	Hyundai	T/C Index Linked(15)
Blueship	2011	178,459	MI	Mitsui SB	T/C Index Linked(16)
Friendship	2009	176,952	LIB	Namura	T/C Index Linked(17)
Flagship	2013	176,387	MI	Mitsui	T/C Index Linked(18)
Geniuship	2010	170,057	MI	Sungdong SB	T/C Index Linked(19)
Premiership	2010	170,024	MI	Sungdong SB	T/C Index Linked(20)
Squireship	2010	170,018	LIB	Sungdong SB	T/C Index Linked(21)

(1)
Chartered by Costamare Bulkers and delivered to the charterer on September 28, 2024, for a period of minimum 24 to maximum 30 months. The daily hire has a fixed floor rate plus a profit-sharing scheme based on a significant premium over the daily BCI.

(2)
Chartered by Costamare Bulkers and delivered to the charterer on March 3, 2025, for a period of about 12 to about 15 months. The daily hire has a fixed floor rate plus a profit-sharing scheme based on a significant premium over the daily BCI.

(3)
Chartered by Glencore and delivered to the charterer on November 19, 2022 for a period of about 12 to about 18 months. The gross daily rate of the T/C is based on a premium over the daily BCI and features a scrubber profit sharing scheme with us receiving the majority of the monetary benefit. In addition, the T/C provides us the option to convert the variable charter hire to a fixed rate for a period of between one and nine months priced at the prevailing Capesize FFA for the selected period.  Following three consecutive extensions, the new extended time charter period is for a duration of minimum October 1, 2025 and maximum March 31, 2026.

(4)
Chartered by NYK and delivered to the charterer on December 1, 2021 for a period of about 13 to about 18 months. The daily charter hire is based on a premium over the daily BCI. In addition, the time charter provides us the option to convert the variable charter hire to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA for the selected period. Following two consecutive extensions, the new extended time charter period is for a duration of minimum June 30, 2025 and maximum September 30, 2025.

(5)
Chartered by NYK and delivered to the charterer on February 1, 2024 for a period of minimum 21 to about 24 months. The gross daily rate of the time charter agreement is based at a premium over the daily BCI and features a scrubber profit sharing scheme with us receiving the majority of the monetary benefit. In addition, the T/C provides us the option to convert the variable charter hire to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA rate for the selected period.

(6)
Chartered by Oldendorff and delivered to the charterer on January 12, 2023 for a period of about 10 months to maximum December 31, 2023. The daily charter hire is based on a premium over the daily BCI and features a scrubber profit sharing scheme with us receiving the majority of the monetary benefit. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and nine months priced at the prevailing Capesize FFA for the selected period. On November 24, 2023, Oldendorff agreed to extend the time charter agreement in direct continuation from the previous agreement. On January 1, 2024, the new time charter period commenced for a duration of about 20 to about 24 months.

(7)
Chartered by MOL and delivered to the charterer on October 4, 2024 for a period of minimum 10 to maximum 12 months. The daily charter hire is based on a premium over the daily BCI. In addition, the T/C provides us the option to convert the variable charter hire to a fixed rate for a period between two and 10 months priced at the prevailing Capesize FFA rate for the selected period.

(8)
Chartered by Costamare Bulkers and delivered to the charterer on June 15, 2024 for a period of minimum 21 to about 24 months. The daily charter hire is based on a premium over the daily BCI. In addition, the T/C provides us the option to convert the variable charter hire to a fixed rate for a period between two and 12 months priced at the prevailing Capesize FFA rate for the selected period.

(9)
Chartered by NYK and delivered to the charterer on May 10, 2021 for a period of minimum 11 to maximum 15 months. The daily charter hire is based on a premium over the daily BCI. In addition, the T/C provides us the option to convert the variable charter hire to a fixed rate for a period between two and 12 months priced at the prevailing Capesize FFA rate for the selected period.  Following three consecutive extensions, the new extended time charter period commenced from January 8, 2025 for a duration of minimum 15 to about 18 months.

(10)
Chartered by NYK and delivered to the charterer on June 30, 2022 for a period of about 20 to about 24 months from the delivery date. The daily charter hire is based on a premium over the daily BCI. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA for the selected period. On May 29, 2024, the extension of the time charter period commenced for a period of minimum March 16, 2025 to maximum July 15, 2025.

(11)
Chartered by Anglo American and delivered to the charterer on June 18, 2021 for a period of minimum 12 to about 15 months. The daily charter hire is based on a premium over the daily BCI. In addition, the time charter provides us with the option to convert the variable charter hire to a fixed rate for a period of between three and 12 months priced at the prevailing Capesize FFA for the selected period. Following two consecutive extensions, the new extended time charter period commenced from October 18, 2024, for a duration of minimum 20 to about 24 months.

(12)
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

(13)
Chartered by NYK and delivered to the charterer on November 14, 2024 for a period of minimum 15 to maximum 18 months from the delivery date. The daily charter hire is based on a premium over the daily BCI and a scrubber profit share scheme, with us receiving the majority of the monetary benefit. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA for the selected period.

(14)
Chartered by Glencore and delivered to the charterer on May 15, 2020 for a period of about 36 to about 42 months with two optional periods of 11 to 13 months. The daily charter hire is based on a premium over the daily BCI and features a scrubber profit sharing scheme. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between one and nine months priced at the prevailing Capesize FFA for the selected period. In March 2023, Glencore agreed to exercise the first optional period extending the T/C after the maximum original period for a period of about 11 months to about 13 months. In May 2024, Glencore agreed to exercise the second optional period extending the T/C with commencement from December 28, 2024 for a period of minimum 11 to maximum 13 months.

(15)
Chartered by Costamare Bulkers and delivered to the charterer on July 31, 2024 for a period of minimum January 1, 2026 to maximum May 31, 2026. The daily charter hire is based on a premium over the daily BCI and a scrubber profit share scheme, with us receiving the majority of the monetary benefit. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA for the selected period.

(16)
Chartered by NYK and is expected to be delivered to the charterer following the completion of her drydock, for a period of minimum 15 to about 19 months from the delivery date. The daily charter hire is based on the daily BCI plus $1,500 per day. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA for the selected period.

(17)
Chartered by NYK and delivered to the charterer on July 29, 2021 for a period of minimum December 31, 2023 to maximum March 31, 2024. The daily charter hire is based on a premium over the daily BCI. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA for the selected period.  Following two consecutive extensions, the new extended time charter period commenced from December 31, 2024, for a duration of minimum 12 to about 15 months.

(18)
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

(19)
Chartered by NYK and delivered to the charterer on February 5, 2022 for a period of about 11 to about 15 months. The daily charter hire is based on the daily BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and 12 months priced at the prevailing Capesize FFA for the selected period.  Following two consecutive extensions, the new extended time charter period commenced from July 19, 2024, for a duration of about 11 to about 13 months.

(20)
Chartered by Glencore and delivered to the charterer on November 29, 2019 for a period of 36 to 42 months with two optional periods of 11 to 13 months. The first optional period commenced after the 42nd month for a period until June 2024. In November 2023, Glencore exercised the second optional period with commencement from April 2024 for a period of maximum May 2025. In December 2024, the T/C was extended for a period of minimum March 1, 2027 to maximum May 30, 2027 at a rate based on the daily BCI and a scrubber profit sharing scheme, with us receiving the majority of the monetary benefit. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between one and nine months priced at the prevailing Capesize FFA for the selected period.

(21)
Chartered by Glencore and delivered to the charterer on December 19, 2019 for a period of 36 to 42 months with two optional periods of 11 to 13 months. The first optional period commenced after the 42nd month for a period until July 2024.  In November 2023, Glencore exercised the second optional period with commencement from May 2024 for a period of maximum June 2025. In December 2024, the T/C was extended for a period of minimum March 1, 2027 to maximum May 30, 2027 at a rate based on the daily BCI and a scrubber profit sharing scheme, with us receiving the majority of the monetary benefit. In addition, the time charter provides us with the option to convert the variable charter hire rate to a fixed rate for a period of between one and nine months priced at the prevailing Capesize FFA for the selected period.

Key to Flags: MI – Marshall Islands, LIB – Liberia, POR - Portugal.

Our Business Strategy

We currently operate 19 Capesize vessels and two Newcastlemax dry bulk vessels. We also intend to continue to review the market from time to time aiming to identify potential acquisition targets which will be accretive to our earnings per share. Our acquisition strategy mainly focuses on secondhand Capesize dry bulk vessels, although we may acquire vessels in other sectors which we believe offer attractive investment opportunities.

Management of Our Fleet

We manage our vessels’ operations, insurances and bunkering and have the general supervision of our third-party technical and commercial managers. In addition, we provide certain management services to vessels owned or operated by United.

Seanergy Shipmanagement, our wholly owned subsidiary, provides technical management services to the majority of the vessels of our fleet, namely the M/Vs Dukeship, Fellowship, Friendship, Knightship, Lordship, Worldship, Hellasship, Partnership, Flagship, Patriotship, Honorship, Premiership, Geniuship, Squireship, Kaizenship and Iconship. These technical management services include, inter alia, day-to-day operations, general administrative and support services, drydocking, bunkering, insurance arrangements and accounting related to vessels and provisions. These inter-company services do not affect our consolidated financial statements.

V.Ships Greece, an independent third party, currently provides technical management services to six of our vessels, the M/Vs Championship, Friendship, Titanship, Paroship, Blueship and Meiship, that includes general administrative and support services, such as crewing and other technical management services, accounting related to vessels and provisions. In 2024, we paid a monthly fee of $10,000 per vessel to V.Ships Greece in exchange for providing these technical, support and administrative services. Since January 1, 2025, we pay a monthly fee of $10,833 per vessel to V.Ships Greece. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, which are reimbursed by us to V.Ships Greece. These technical management agreements are for an indefinite period until terminated by either party, giving the other notice in writing, in which event the applicable agreement shall terminate after one or two months from the date upon which such notice is received.

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

V.Ships Greece and Global Seaways provide crew management services to six and nine vessels of our fleet, respectively. In 2024, we paid a monthly fee of $2,200 per vessel to V.Ships Greece. In addition, in 2024 we paid a monthly fee of $90 per crew member or around $2,000 per vessel to Global Seaways. Since January 1, 2025, we pay a monthly fee of $2,300 per vessel to V.Ships Greece and a fee of between $95 to $120 per crew member or around $2,300 to Global Seaways.

Employment of Our Fleet

As of the date of this report, the majority of our vessels are employed under long-term time charters which have a charter hire calculated at an index-linked rate based on the 5-routes T/C average of the BCI, while two of our vessels earn a daily hire of a fixed floor rate plus a profit-sharing scheme based on a significant premium over the daily BCI. All of our index-linked time charter agreements have the option to convert the floating rate into a fixed rate corresponding to the prevailing value of the respective Capesize FFAs. In the future, we may opportunistically look to employ some of our vessels under time charter contracts with a fixed rate, should rates become more attractive.

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

Customers

Our customers include or have included national, regional and international companies.  Customers individually accounting for more than 10% of our revenues during the years ended December 31, 2024, 2023 and 2022 were:

Customer	2024	2023	2022
A	34%	28%	24%
B	22%	25%	17%
C	12%	18%	18%
D	-	12%	15%
Total	68%	83%	74%

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

Our ESG Initiatives

Environmental

We  aim to comply with all applicable environmental regulations in a timely and efficient manner, and we implement measures to further reduce our carbon footprint, improve our environmental performance and protect the marine environment. We continuously monitor the performance of our vessels through high frequency remote performance monitoring systems and advanced data reporting management systems and take action to improve the energy efficiency of our fleet both operationally and technically, in view of the greenhouse gas (GHG) strategy set for 2030 and 2050 by the IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels.

•	Nine of our vessels are retrofitted with Exhaust Gas Cleaning Systems (“EGCS”), that is, scrubbers, in order to comply with emissions standards, titled IMO-2020, set by the IMO.
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

•
We have engaged and actively participate in partnerships and alliances that promote sustainability in the maritime sector, including emission control and other environmental initiatives, such as the Global Maritime Forum (GMF), the Hellenic Decarbonization committee of RINA Classification Society, Hellenic Marine Environment Protection Association, Intercargo’s Emissions Working Group, which refers to the IMO Correspondence Group on the Review of the Short-Term GHG Reduction Measure and we participate in Blue Visby Consortium to lower emissions while enhancing overall fleet efficiency.

•
We engage in thorough external assessments for ESG verification, intended to ensure our initiatives and operations align with established environmental, social, and governance standards. This external validation, conducted by CSE (Centre for Sustainability and Excellence), affirms our commitment to sustainability.

•	We have developed a compliance framework that allows for rapid adaptation to new environmental regulations and standards as they emerge globally.
•	We are active participants in several projects for the development and/or deployment of new green technologies and alternative fuels, including with respect to:
-	the adoption of various latest technology voyage optimization platforms which aim to reduce fuel consumption and therefore our fleet’s CO2 footprint;
-
the installation of energy-saving devices, such as deck compressors, Variable Frequency Drives (VFDs), and LED lighting to optimize energy utilization and reduce unnecessary energy loss across the fleet;

-	the installation of hydrodynamic improvements by propulsion-enhancing devices such as Mewis Ducts, Propeller Boss Cap Fins (PBCFs), and Pre-Swirl Stators to reduce resistance and increase thrust;
-
piloting and evaluating latest technology silicone with biocides antifouling coatings and performing Computational Fluid Dynamics (CFD) studies and Hull Roughness Measurement assessments to reduce hull resistance and optimize hull performance and sustain fuel efficiency; and

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
•
We accomplished a strategic partnership via the European Union funded SAFeCRAFT Project Consortium (“SAFeCRAFT”), a breakthrough initiative concerning the utilization of alternative fuels. SAFeCRAFT aims to demonstrate the safety and viability of Sustainable Alternative Fuels (“SAFs”) in seaborne transportation, accelerating the adoption of SAFs technologies. In particular:

-
We provided one of our existing, conventionally fueled Capesize vessels as the demonstrating vessel under SAFeCRAFT which will be retrofitted to utilize hydrogen (H2) as the main energy source for electric power generation. This system is also expected to cover a portion of the vessel’s propulsion requirements and, therefore, to reduce reliance on conventional fuels.

-
We will oversee the feasibility study and the retrofitting of the equipment in cooperation with Hydrus Engineering S.A., American Bureau of Shipping, National Technical University of Athens, Motor Oil (Hellas) Corinth Refineries S.A., University of Patras, Dresden University of Technology, RINA Services SPA, Metacon S.A.,, Foundation WEGEMT and University of Strathclyde, aiming to physically demonstrate this groundbreaking technology’s applicability to the existing maritime fleet.

Social

We are focused on our efforts to continuously improve our social impact, including with respect to the health, safety and wellbeing of employees, both on board and ashore, to operational excellence, and to community support. We are dedicated to providing equal employment opportunities and treating our people fairly without regard to race, color, religious beliefs, age, sex, or any other classification.

•	We maintain high employee retention rates both on board and ashore and work to facilitate the professional development, continuous training and career advancement of our people.
•	We have an annual contract with an international organization providing 24/7 medical and psychological coverage for all seamen onboard the vessels, as well as direct assistance.
•
We initiated semi-annual crewing conferences to meet and greet with your seafarers with the aim to foster a sense of community, address concerns, and ensure effective communication between the management and the crew.

•	Our community investment activities focus on, but are not limited to, supporting vulnerable groups and youth education in Greece.

Governance

We strive to apply corporate governance best practices, adhere to high ethical principles and ensure the high commercial performance of our fleet.

•	The Company is governed by a diverse and experienced, majority-independent board of directors.
•	We have a transparent Code of Business Conduct & Ethics and Anti-Fraud Policy in place.
•	We maintain strong internal controls intended to ensure robust risk management.
•	We intend to cultivate an open reporting culture with respect to any violations of the Code of Ethics.
•	In 2022, we established a Sustainability Committee at board level to guide and support the Company’s ESG strategy.
•
Our Company uses advanced Enterprise Resource Planning and Business Intelligence systems to streamline operations and facilitate effective decision-making. We maintain cybersecurity systems, processes, and policies intended to protect our Company from cyber risks, both in the office and on our vessels.

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

In 2013, the IMO’s Marine Environmental Protection Committee, or the MEPC, adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or CAS. These amendments became effective on October 1, 2014 and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs. On July 1, 2024, amendments to the ESP Code became effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers. We may need to make certain financial expenditures to comply with these amendments.

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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%).  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Ships are required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020.  Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. Additional amendments to Annex VI, requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, became effective May 1, 2024.  These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area.  At the MEPC 78, the IMO approved a proposal for a new ECA in the Mediterranean Sea as a whole to apply from July 1, 2025 such that the sulfur content of marine fuels does not exceed 0.1%. MEPC 82 adopted additional amendments to Annex VI designating the Canadian Arctic and the Norwegian Sea as ECAs, which will become effective on March 1, 2026. Ocean-going vessels in these areas are subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, became effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. In March 2024, MEPC 81 agreed on a draft outline of an ‘IMO net-zero framework’ for cutting GHG emissions from international shipping, which lists regulations under MARPOL to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.

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

Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.  The IMO used such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. Amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, became effective May 1, 2024.

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

Effective July 1, 2024, amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 became effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon, following incidents involving the spontaneous ignition of charcoal, came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024. Effective July 1, 2024, amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 became effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

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

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast Water Management systems (or BWMS), which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3).  Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMS installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Costs of compliance with these regulations may be substantial. The cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS became effective in June 2022. Additional amendments to the BWM Convention, concerning the form of the Ballast Water Record Book, entered into force on February 1, 2025.

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

United States Regulations

General

Newly elected President Donald Trump has signed a number of executive orders and directives that are likely to have an impact on U.S. regulations.  For example, a regulatory freeze was issued, which permits the withdrawal of rules sent to be published and authorizes those in charge of federal agencies to delay for 60 days the effective date of rules that have been published but are not yet effective. This regulatory freeze impacts U.S. EPA decisions and proposed amendments.  Additionally federal agencies have placed employees on leave as a result of an executive order regarding diversity, equity and inclusion programs, which may impact implementation and enforcement of regulations. This and additional executive orders could impact regulatory requirements.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs. Effective March 2023, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA.  On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the Clean Water Act in its decision dated May 25, 2023.  The final rule became effective September 8, 2023 and operates to limit the Clean Water Act.

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

On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, these Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. Until such regulations are final, effective, and enforceable, vessels will continue to be subject to the VGP 2013 requirements and USCG ballast water regulations, including USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. In addition, several U.S. states have added specific requirements to the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. Any upcoming rule changes may have a financial impact on our vessels and may result in our vessels being banned from calling in the U.S. in case compliance issues arise.

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

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy (the “Proposals”). There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector (ETS) which commenced in 2024 and which applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. ETS was agreed in December 2022 and FuelEU was passed into law on July 25, 2023 and  entered into force on January 1, 2025. More specifically, ETS is to apply gradually over the period from 2024 to 2026. In 2025 shipping companies would have to surrender 40% of ETS allowances for 2024 emissions; in 2026 shipping companies would have to surrender 70% of ETS allowances for the 2025 emissions and 100% in 2027 for 2026 emissions. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028.  All maritime allowances will be auctioned and there will be no free allocation for the shipping sector. From a risk management perspective, new systems, including, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance.

Additionally, on July 25, 2023, the European Council of the European Union adopted the FuelEU under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, the Maritime Fuel Regulation requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years.  A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. In January 2025, President Trump signed an executive order to start the process of withdrawing the United States from the Paris Agreement; the withdrawal will take at least one year to complete.

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

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which became effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing discussions about mid-term GHG reduction measures, which are expected to be adopted in 2025.  The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. In November 2022, the EPA issued a supplemental proposal that would achieve more comprehensive emissions reductions and add proposed requirements for sources not previously covered.  The EPA held a public hearing in January 2023 on the proposal and, in December 2023, the EPA announced a final rule to reduce methane and other air pollutants from the oil and natural gas industry, which was published on March 8, 2024. The rule includes “Emissions Guidelines” for states to follow as they develop plans to limit methane emissions from existing sources.

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

European mandatory non-financial reporting regulations

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). EU member states have 18 months from July 6, 2024, to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will begin to apply on a phased basis starting from financial year 2024 through to 2028, applicable to large EU and non-EU undertakings with substantial presence in the EU, subject to certain financial and employee thresholds being met. New systems, including personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance. We note that following the publication of the Omnibus package of proposals on February 26, 2025 which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 is postponed and to 2028. If implemented into law, the Omnibus package will simplify compliance for SMEs and all companies with up to 1,000 employees and 50 million turnover will be outside the scope of the CSRD. For the companies in scope (above 1,000 employees and 50 million turnover), the Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards (ESRS). The proposed provisions in CSRD also create a derogation for companies with more than 1,000 employees and a turnover below EUR 450 million by making the reporting of Taxonomy voluntary, and also, put a stronger emphasis on transition finance by introducing the option of reporting on partial Taxonomy-alignment.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, DNV, Lloyd’s Register of Shipping, Bureau Veritas, NKK).

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

Seanergy Maritime Holdings Corp. is the ultimate parent company of the following wholly owned subsidiaries, either directly or indirectly, as of the date of this annual report:

Subsidiary	Jurisdiction of Incorporation
Seanergy Management Corp.	Republic of the Marshall Islands
Seanergy Shipmanagement Corp.	Republic of the Marshall Islands
Honor Shipping Co.	Republic of the Marshall Islands
Sea Genius Shipping Co.	Republic of the Marshall Islands
Traders Shipping Co.	Republic of the Marshall Islands
Gladiator Shipping Co.	Republic of the Marshall Islands
Premier Marine Co.	Republic of the Marshall Islands
Emperor Holding Ltd.	Republic of the Marshall Islands
Champion Marine Co.	Republic of the Marshall Islands
Fellow Shipping Co.	Republic of the Marshall Islands
Patriot Shipping Co.	Republic of the Marshall Islands
Flag Marine Co.	Republic of the Marshall Islands
World Shipping Co.	Republic of the Marshall Islands
Partner Marine Co.	Republic of the Marshall Islands
Duke Shipping Co.	Republic of the Marshall Islands
Atsea Ventures Corp.	Republic of the Marshall Islands
Kaizen Shipping Co.	Republic of the Marshall Islands
Blue Shipping Co.	Republic of the Marshall Islands
Mei Shipping Co.	Republic of the Marshall Islands
Squire Ocean Navigation Co.	Republic of Liberia
Lord Ocean Navigation Co.	Republic of Liberia
Knight Ocean Navigation Co.	Republic of Liberia
Good Ocean Navigation Co.	Republic of Liberia
Hellas Ocean Navigation Co.	Republic of Liberia
Friend Ocean Navigation Co.	Republic of Liberia
Paros Ocean Navigation Co.	Republic of Liberia
Titan Ocean Navigation Co.	Republic of Liberia
Icon Ocean Navigation Co.	Republic of Liberia
Partner Shipping Co. Limited	Malta
Pembroke Chartering Services Limited	Malta
Martinique International Corp.	British Virgin Islands
Harbour Business International Corp.	British Virgin Islands

D.	Property, Plants and Equipment

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

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased revenue and profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in case of voyage charters. As of the date of this report, the majority of our vessels are employed under long-term time charters which have a charter hire calculated at an index-linked rate based on the 5-routes T/C average of the BCI, while two of our vessels earn a daily hire of a fixed floor rate plus a profit-sharing scheme based on a significant premium over the daily BCI. Out of the 21 long-term employment agreements in place, two were agreed during 2025, five were agreed during 2024, one was agreed during 2023, five were agreed during 2022 and the remaining eight between 2018 and 2021.

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

Results of Operations

Year ended December 31, 2024 as compared to year ended December 31, 2023

(In thousands of U.S. Dollars, except for share and per share data)	Year ended December 31,		Change
	2024	2023	Amount	%
Revenues:
Vessel revenue, net	164,881	107,036	57,845	54%
Fees from related parties	2,578	3,198	(620)	(19)%
Revenue, net	167,459	110,234	57,225	52%

Expenses:
Voyage expenses	(3,297)	(2,851)	(446)	16%
Vessel operating expenses	(46,985)	(42,260)	(4,725)	11%
Management fees	(760)	(700)	(60)	9%
General and administration expenses	(23,971)	(22,149)	(1,822)	8%
Depreciation and amortization	(29,695)	(28,831)	(864)	3%
Gain on sale of vessel, net	-	8,094	(8,094)	(100)%
Loss on forward freight agreements, net	(177)	(188)	11	(6)%
Operating income	62,574	21,349	41,225	193%
Other income / (expenses), net:
Interest and finance costs	(20,603)	(20,694)	91	-
Loss on extinguishment of debt	(653)	(540)	(113)	21%
Interest and other income	2,096	2,443	(347)	(14)%
Foreign currency exchange gain / (losses), net	58	(276)	334	(121)%
Total other expenses, net:	(19,102)	(19,067)	(35)	-
Net income	43,472	2,282	41,190	1,805%

Net income per common share
Basic	2.12	0.12
Diluted	2.11	0.12
Weighted average number of common shares outstanding
Basic	19,745,379	18,394,419
Diluted	19,879,876	18,442,688

Vessel Revenue, Net – The increase was mainly attributable to the increase in prevailing charter rates and secondarily to the increase in operating days. We had 6,447 operating days in 2024, as compared to 5,953 operating days in 2023. The TCE rate increased by 43% in 2024 to $25,063, as compared to $17,501 in 2023. Please see reconciliation below of TCE rate (a non-GAAP measure) to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Fees from Related Parties – The amount relates to fees regarding the commercial and technical management services provided from Seanergy to United Maritime Corporation (“United”) and commission earned by Seanergy on vessels sold and/or purchased by United pursuant to the relevant management agreements. The 2024 amount comprises of $2.1 million commercial and technical management fees and $0.5 million of sale and purchase commissions related to two vessels’ sale and purchase transactions. The 2023 amount comprises $1.8 million commercial and technical management fees and $1.4 million of sale and purchase commissions related to six vessels’ sale and purchase transactions. The decrease was partially offset by the increased commercial and technical management fees due to the increased number of vessels and revenues of United during 2024 in comparison to 2023.

Voyage Expenses – The increase was primarily attributable to the increase of the amount of brokerage commissions as a result of the increased revenue for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was also attributable to increased bunkers consumption as a result of the increase of repairs and off-hire days. We had 71 repair and off-hire days for the year ended December 31, 2024, as compared to 55 repair and off-hire days during the comparable period of 2023.

Vessel Operating Expenses - Vessel operating expenses amounted to $47.0 million in the year ended December 31, 2024, compared to $42.3 million in the year ended December 31, 2023. The increase was primarily attributable to the increase in ownership days. We had 6,518 ownership days in 2024 as compared to 6,008 ownership days in 2023.

Management Fees - The increase was mainly attributable to the increase in ownership days. For the year ended December 31, 2024, we had 1,186 ownership days under third party technical management compared to 968 ownership days for the respective period in 2023.

General and Administration Expenses – The increase is mainly attributed to the costs associated with the complaint filed in March 2024, described below, which was partially offset from the decreased stock based compensation, a non-cash item, which was $4.8 million in 2024 for shares granted pursuant to our 2011 Equity Incentive Plan, compared to $8.9 million in 2023.

Depreciation and Amortization – For the year ended December 31, 2024, depreciation and amortization expense increased to $29.7 million from $28.8 million. The increase in depreciation expense is due to an increase in ownership days. We had 6,518 ownership days in 2024 compared to 6,008 days in 2023. This was partially offset by the increase of the scrap rate effective from January 1, 2024, resulting in lower depreciation expense in 2024 as compared to 2023 by $1.9 million.

Interest and Finance Costs – The weighted average interest rate on our outstanding debt for the twelve months ended 2024 and 2023 was approximately 7.74% and 7.62%, respectively, an increase driven by the significantly higher SOFR rates for the most part of 2024. Non-cash interest expense of amortization of deferred finance costs and debt discounts for the years ended December 31, 2024 and 2023 was $1.7 million and $2.2 million, respectively.

Loss on Extinguishment of Debt – The loss in the year ended December 31, 2024, is attributable to the full settlement of the CMBFL Sale and Leaseback, secured by the M/V Hellasship and M/V Patriotship (described below). The loss in the year ended December 31, 2023, is mainly attributable to the write-off of unamortized deferred finance costs and debt discounts upon the full settlement of certain borrowing facilities, as follows: $0.37 million upon the full settlement of the outstanding balance of the Hanchen Sale and Leaseback, $0.1 million following the full settlement of the ABB Loan Facility and $0.07 million due to the partial prepayment of the August 2021 Alpha Bank Loan Facility.

Interest and Other Income – Interest and other income for the year ended December 31, 2024 consist of $0.9 million of insurance credits and insurance claims, and an amount of $1.2 million related to interest income from our short-term time deposits. The interest and other income for 2023 is related to $1.9 million of insurance credits and insurance claims, and an amount of $0.5 million related to interest income from our short-term time deposits.

Please see Item 5.A of our Form 20-F filed with the SEC on April 3, 2024, for a discussion of the year-to-year comparison between 2023 and 2022.

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

As of December 31, 2024, we had cash and cash equivalents of $21.9 million, as compared to $19.4 million as of December 31, 2023. Additionally, as of December 31, 2024, we had $13.1 million restricted cash, which includes $8.0 million as pledged capital, at the Company’s option, for one-month interest period as described in Note 4 of the consolidated financial statements. As of December 31, 2023, we had $5.6 million restricted cash.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2024, we had a working capital deficit of $15.7 million (which included an amount of $2.1 million relating to pre-collected revenue) as compared to a working capital deficit of $44.4 million as of December 31, 2023 (which included an amount of $2.1 million relating to pre-collected revenue). The December 31, 2024 deficit is primarily scheduled loan repayments for the next 12 months, amounting to $39.0 million. For the year ended December 31, 2024, the Company realized a net income of $43.5 million and generated cash flow from operations of $75.3 million.

As of December 31, 2024, we had outstanding borrowings of $261.5 million (including long-term debt and other financial liabilities) as compared to $236.4 million (including long-term debt, finance lease liability and other financial liabilities) as of December 31, 2023.

As of March 19, 2025, we had outstanding borrowings of $326.7 million (including long-term debt, finance lease liability and other financial liabilities). Our primary known and estimated liquidity needs for 2025 include obligations related to scheduled principal payments of outstanding borrowings and respective interest expenses payments, estimated drydocking expenditures, and the exercise of the purchase obligation for the M/V Blueship according to the bareboat charter agreed on January 23, 2025 amounting to $22.5 million. As of December 31, 2024, we were obligated to make fixed amortization payments totaling $39.0 million to December 31, 2025, related to the long-term bank debt and other financial liabilities. Our cash flow projections indicate that cash on hand and cash to be provided by operating activities, as well as cash which has been or will be provided through refinancing certain of our existing loan agreements and through obtaining new financing agreements will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance. Our medium- and long-term liquidity requirements relate to the operation and maintenance expenditures of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations and new debt financing. Additional information on our annual scheduled obligations under our long-term debt and other financial liabilities are described in “Loan Arrangements” below in Note 8 (“Long-Term Debt and Other Financial Liabilities”)  and in Note 17 (“Subsequent Events”) of our consolidated financial statements included in Item 18 of this annual report.

Cash Flows

(In thousands of US Dollars)	Year ended December 31,
	2024	2023	2022
Cash Flow Data:
Net cash provided by operating activities	75,278	31,323	37,286
Net cash (used in) / provided by investing activities	(79,372)	17,745	(56,263)
Net cash provided by / (used in) financing activities	14,082	(56,617)	5,828

Year ended December 31, 2024, as compared to year ended December 31, 2023

Operating Activities: Net cash provided by operating activities in 2024 consisted of net income after non-cash items of $80.5 million and the decrease in working capital of $5.3 million. The major driver of the change of net cash provided by operating activities was the increase in revenues due to the increased operating days and the favorable movement in charter rates that prevailed in the market for 2024 as compared to 2023. Net cash provided by operating activities in 2023 consisted of net income after non-cash items of $34.9 million and the decrease in working capital of $3.6 million.

Investing Activities: The 2024 cash outflow resulted from $70.7 million payments for vessels acquisitions and improvements, $4.4 million payments due from related party (United), $3.7 million advances for the acquisition of the M/V Meiship and $0.6 million for lease prepayments. The 2023 cash inflow resulted from $23.9 million proceeds from sale of the M/Vs Goodship and Tradership to United and $1.3 million inflow from release of deposits. The 2023 cash inflow was partially offset by $7.0 million lease prepayments, $0.3 million payments for vessel improvements and $0.2 million for the purchase of other fixed assets.

Financing Activities: The 2024 cash inflow resulted mainly from $120.8 million proceeds from long-term debt and other financial liabilities and $5.8 million proceeds from issuance of common stock and warrants. The 2024 cash inflow was partially offset by the $73.0 million long-term debt and other financial liabilities payments, $21.8 million finance lease liabilities payments, $10.8 million dividend payments, $4.8 million for common stock repurchases and $2.6 million financing and stock issuance fees payments. The 2023 cash outflow resulted mainly from $88.7 million long-term debt and other financial liabilities payments, $11.2 million convertible notes repayments, $6.0 million of dividend payments, $1.7 million for common stock repurchases, $1.3 million financing and stock issuance fees payments, $0.8 million for warrants repurchases and $0.6 million of finance lease liabilities payments. The 2023 cash outflow was partially offset by the $53.8 million proceeds from long-term debt and other financial liabilities.

Please see Item 5.A of our Form 20-F filed with the SEC on April 3, 2024 for a discussion of the year-to-year comparison between 2023 and 2022.

Loan Arrangements

New Loan Facilities during the year ended December 31, 2024

October 2024 Alpha Bank Loan Facility

On October 21, 2024, the Company entered into a facility agreement with Alpha Bank S.A. (“Alpha Bank”) for a $34.0 million term loan for the purpose of (i) refinancing the December 2022 Alpha Bank Loan Facility, which was secured by the M/V Paroship, (ii) financing the purchase option for the M/V Titanship and iii) providing liquidity for working capital purposes. The facility was drawn on October 22, 2024. The loan bears interest of term SOFR plus a margin of 2.40% per annum. The Company has the option to pledge cash deposits in the form of time deposit up to the aggregate amount of the loan outstanding at the time. For the part of the loan equal to the pledged amount, the margin will be reduced to 0.75% per annum for the term of the pledged time deposit, which as per the agreement shall coincide with an interest period of the facility. The term of the facility is five years, and the repayment schedule comprises of four quarterly installments of $1.2 million, followed by sixteen quarterly installments of $0.9 million and a final balloon of $14.8 million payable together with the final installment. In addition, the Company is required to maintain a security cover ratio (as defined therein) of not less than 125%. As of December 31, 2024, the outstanding amount under this facility was $34.0 million.

Pre-existing Loan Facilities

Sinopac Loan Facility

On December 20, 2021, the Company entered into a $15.0 million secured loan facility with Sinopac Capital International (HK) Limited for the purpose of refinancing the outstanding indebtedness of the M/V Geniuship. On August 25, 2023, the Company entered into an overriding agreement to replace LIBOR with term SOFR as the reference rate which is effective as of September 12, 2023. The facility bears interest at term SOFR plus a margin of 3.50% per annum and is repayable by four quarterly installments of $0.5 million, followed by sixteen quarterly installments of $0.4 million and a balloon installment of $6.7 million payable together with the final installment.  In addition, the borrower shall ensure that the market value of the vessel plus any additional security shall not be less than 130% of the total facility outstanding.  As of December 31, 2024, $9.8 million was outstanding under the facility.

June 2022 Alpha Bank Loan Facility

On June 21, 2022, the Company entered into a facility agreement with Alpha Bank for a $21.0 million term loan secured by the M/V Dukeship. The loan facility bears interest of SOFR plus a margin of 2.95% per annum and the term is four years. The repayment schedule comprises of four quarterly installments of $1.0 million followed by twelve quarterly installments of $0.5 million and a final balloon of $11.0 million payable together with the sixteenth installment. The June 2022 Alpha Bank Loan Facility was cross collateralized with the August 2021 Alpha Bank Loan Facility. The Company is required to ensure that the security requirement ratio (as defined therein) shall not be less than 125% and the borrower is required to maintain minimum liquidity of $0.5 million in its operating account. As of December 31, 2024, $14.0 million was outstanding under the facility.

October 2022 Danish Ship Finance Loan Facility

On October 10, 2022, the Company entered into a $28.0 million loan facility with Danish Ship Finance A/S to refinance the pre-existing loan facility with UniCredit Bank AG, which was secured by the M/Vs Premiership and Fellowship. The facility was initially divided into two equal tranches, has a term of five years, while the interest rate is 2.5% plus SOFR per annum. The repayment schedule of each tranche is comprised of six quarterly installments of $0.8 million followed by 14 quarterly installments of $0.5 million and a balloon of $2.1 million payable together with the final installment. Each borrower is required to maintain minimum liquidity of $0.65 million in its retention account.

On April 18, 2023, the Company entered a deed of accession, amendment and restatement to the October 2022 Danish Ship Finance Loan Facility to refinance the existing Championship Cargill Sale and Leaseback secured by the M/V Championship. The amended and restated facility includes a new tranche of $15.8 million secured by the M/V Championship. The new tranche is payable through eight quarterly installments of $0.7 million followed by 12 quarterly installments of $0.6 million and a balloon of $2.9 million payable together with the final installment bearing an interest rate of 2.65% plus 3-month term SOFR per annum. For the new tranche, the borrower is required to maintain minimum liquidity of $0.7 million in its retention account. The security cover ratio and all other covenants continue to apply as per the terms of the October 2022 Danish Ship Finance Loan Facility. In particular, the Company is required to maintain a security cover ratio (as defined therein) higher than 133%, at any time the corporate leverage ratio (as defined therein) is equal to or less than 65%. If the corporate leverage ratio is higher than 65%, the Company is required to maintain a security cover ratio (as defined therein) higher than 143%. The Company is required to maintain a leverage ratio (as defined therein), that will not be higher than 85% until June 29, 2023 and 70% thereafter until the maturity of the loan. Furthermore, a new sustainability linked margin adjustment mechanism was introduced to all three tranches of the October 2022 Danish Ship Finance Loan Facility, whereby the interest margin can be increased or decreased by 0.05% based on the certain emission thresholds. As of December 31, 2024, $28.0 million was outstanding under the facility.

Loan Facilities repaid during the years ended December 31, 2024 and December 31, 2023

ABB Loan Facility

On April 22, 2021, the Company entered into a $15.5 million secured loan facility with Aegean Baltic Bank S.A. (“ABB”). The loan was divided in two tranches of $7.5 million (“Tranche A”) and $8.0 million (“Tranche B”) to partly finance the acquisition cost of the M/Vs Goodship and Tradership, respectively. Each tranche bore an interest at LIBOR plus a margin 4.00% per annum and was repayable in 18 consecutive quarterly installments of $0.2 million each, with a final balloon payment of $3.9 million for Tranche A and $4.4 million for Tranche B. On February 9, 2023, in connection with the disposal of the M/V Goodship, the Company fully prepaid the outstanding loan amount of $6.1 million under the Tranche A. On February 24, 2023, in connection with the disposal of the M/V Tradership, the company fully prepaid the remaining outstanding loan amount of $6.8 million under the Tranche B. Following the full prepayment of the ABB Loan Facility, all securities created in favor of ABB were irrevocably and unconditionally released.

December 2022 Alpha Bank Loan Facility

On December 15, 2022, the Company entered into a facility agreement with Alpha Bank for a $16.5 million term loan to partially finance the acquisition cost of the M/V Paroship. The loan facility bore interest of term SOFR plus a margin of 2.90% per annum and was repayable through four quarterly installments of $0.5 million followed by 12 quarterly installments of $0.4 million and a final balloon of $9.6 million payable together with the final installment. In addition, the Company was required to maintain a security requirement (as defined therein) of not less than 125%, while the borrower was required to maintain minimum liquidity of $0.5 million in its operating account. On October 22, 2024, the Company fully refinanced the outstanding amount of $13.2 million using the proceeds from the October 2024 Alpha Bank Loan Facility and all securities created in favor of Alpha Bank were irrevocably and unconditionally released.

New Loan Facilities after the year ended December 31, 2024

February 2025 Piraeus Bank Loan Facility

On February 24, 2025, the Company entered into a facility agreement with Piraeus Bank S.A. (“Piraeus Bank”) for a $53.6 million term loan for the purpose of (i) refinancing the June 2022 Piraeus Bank Loan Facility, which was secured by the M/Vs Worldship and Honorship, (ii) partially financing the acquisition cost of the M/V Meiship. The facility was drawn on February 25, 2025. The loan bears interest of term SOFR plus a margin of 2.05% per annum. The interest margin can be decreased by 0.05% per vessel based on the achievement of certain emission thresholds. The term of the facility is five years and the repayment schedule comprises of 20 quarterly installments of $1.5 million and a final balloon of $24.6 million payable together with the final installment. The Company is required to maintain a security cover ratio (as defined therein) of not less than 125% until the second anniversary of the drawdown date, and 130% thereafter until the maturity of the loan and a corporate leverage ratio (as defined therein), that will not be higher than 70% until maturity. In addition, the borrowers are required to maintain an aggregate minimum liquidity of $3.0 million in their operating accounts.

Loan Facilities repaid after the year ended December 31, 2024

June 2022 Piraeus Bank Loan Facility

On June 22, 2022, the Company entered into a facility agreement with Piraeus Bank for a $38.0 million sustainability-linked term loan. The purpose of the loan was to partly finance the acquisition cost of the M/V Honorship, while also refinancing the pre-existing Piraeus Bank loan facility, which was secured by the M/V Worldship. On July 3, 2023, the Company entered into an overriding agreement to replace the LIBOR with term SOFR as reference rate, which is effective as of July 27, 2023. The facility bore interest at term SOFR plus a margin of 3.00% per annum and a credit adjustment spread (as defined therein). As per a supplemental agreement entered into on July 3, 2023, the leverage ratio (as defined in the facility agreement) required by the Company was reduced from 85% to 70% effective from June 30, 2023, until the maturity of the loan. On November 29, 2024, the Company entered into a second supplemental agreement to (i) extend the maturity to December 24, 2027, (ii) amend the repayment schedule by adding two quarterly installments of $0.8 million, (iii) reduce the pre-existing margin of 3.00% to 2.60% per annum with retroactive effect from June 25, 2024, and (iv) eliminate the credit adjustment spread with retroactive effect from June 25, 2024. The loan facility was repayable through four quarterly installments of $2.0 million, followed by two quarterly installments of $1.5 million, followed by 16 quarterly installments of $0.8 million and a final balloon of $15.0 million payable together with the final installment. The Company was required to maintain a security cover ratio (as defined therein) of not less than 125% until December 24, 2023, and 130% thereafter until the maturity of the loan. The borrowers were required to maintain an aggregate minimum liquidity of $2.0 million in their operating accounts. As of December 31, 2024, $24.0 million was outstanding under the facility.

On February 27, 2025, the Company fully refinanced the outstanding amount of $24.0 million using the proceeds from the February 2025 Piraeus Bank Loan Facility and all securities created in favor of Piraeus Bank were irrevocably and unconditionally released.

August 2021 Alpha Bank Loan Facility

On August 9, 2021, the Company entered into a $44.1 million secured loan facility with Alpha Bank for the purposes of (i) refinancing of a pre-existing Alpha Bank loan facility and (ii) financing of the previously unencumbered M/V Friendship. The facility was divided into two tranches, which were fully drawn on August 11, 2021: Tranche A of $31.1 million secured by the M/Vs Squireship and Lordship and Tranche B of $13.0 million secured by the M/V Friendship. On June 30, 2022, we entered into a supplemental agreement to the facility pursuant to which, it was cross collateralized with the June 2022 Alpha Bank Loan Facility.

On April 28, 2023, the Company prepaid $8.5 million to Tranche A and $3.5 million to Tranche B using the proceeds from the Village Seven Sale and Leaseback and as a result all the securities regarding the M/V Lordship were irrevocably and unconditionally released. Following the prepayment of the M/V Lordship, the Tranche A was repayable by seven quarterly installments of $0.6 million each and a balloon of $10.3 million payable together with the final installment. The Tranche B was repayable by eight quarterly installments of $0.3 million each and a balloon of $3.9 million payable together with the final installment. The repayment of installments for both tranches commenced in November 2023. The borrower owning the M/V Squireship was required to maintain an average quarterly minimum free liquidity of $0.5 million, whereas the borrower owning the M/V Friendship was required to maintain $0.5 million at all times. In addition, the borrowers should ensure that the market value of the vessels plus any additional security should not be less than 125% of the aggregate outstanding loan amount. Furthermore, on November 10, 2023, the Company entered into the second supplemental agreement pursuant to which, inter alia, LIBOR was replaced with term SOFR as the reference rate with retrospective effect from May 23, 2023, with Tranche A bearing interest at term SOFR plus a margin of 3.55% per annum and Tranche B bearing interest at term SOFR plus a margin of 3.30% per annum. As of December 31, 2024, $16.2 million was outstanding under the facility.

On March 20, 2025, the Company fully refinanced the outstanding amount of $15.3 million under the facility using the proceeds from the Huarong Squireship Sale and Leaseback and the Huarong Friendship Sale and Leaseback and all securities created in favor of Alpha Bank were irrevocably and unconditionally released.

As of December 31, 2024, each of the facilities mentioned above was secured by a first priority mortgage over the respective vessel, general assignments covering the respective vessel’s earnings, charter parties, insurances and requisition compensation, account pledge agreements covering the vessel’s earnings accounts (excluding the Sinopac Loan Facility), technical and commercial managers’ undertakings, pledge agreements covering the shares of the applicable vessel-owning subsidiaries and a corporate guarantee by the Company. The August 2021 Alpha Bank Loan Facility and June 2022 Alpha Bank Loan Facility were also secured by second priority collateral accounts pledge agreements, second preferred ship mortgages and second priority general assignment of the insurances, earnings and requisition compensation. In addition, certain of these loan facilities were secured by specific charterparty assignments, for charterparties exceeding 12 or 13 months in duration and hedging assignment agreements.

Other Financial Liabilities: Sale and Leaseback Transactions

New Sale and Leaseback Activities during the year ended December 31, 2024

AVIC Iconship Sale and Leaseback

On June 4, 2024, the Company entered into a $21.9 million sale and leaseback agreement with Hao Cancer Limited (“Hao Cancer”), an affiliate of AVIC International Leasing Co., Ltd. to partially finance the acquisition of the M/V Iconship. The agreement became effective on June 11, 2024, upon the delivery of the vessel to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes in four quarterly installments of $0.8 million followed by 16 quarterly installments of $0.5 million along with a purchase obligation of $11.5 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.55% per annum. The installments are paid in advance. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 75% until maturity. The bareboat charterer is required to maintain a security cover ratio (as defined therein) of at least 120% of the charterhire principal. As of December 31, 2024, the amount outstanding under the AVIC Iconship Sale and Leaseback was $19.7 million.

AVIC Hellasship Sale and Leaseback

On June 4, 2024, the Company entered into a $19.5 million sale and leaseback agreement with Hao Leo Limited (“Hao Leo”), an affiliate of AVIC International Leasing Co., Ltd. to partially refinance the CMBFL Sale and Leaseback, secured by the M/Vs Hellaship and Patriotship. The agreement became effective on June 28, 2024, upon the delivery of the M/V Hellaship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes in four quarterly installments of $0.7 million followed by 16 quarterly installments of $0.4 million along with a purchase obligation of $10.5 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.55% per annum. The installments are paid in advance. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 75% until maturity. The bareboat charterer is required to maintain a security cover ratio (as defined therein) of at least 120% of the charterhire principal. As of December 31, 2024, the amount outstanding under the AVIC Hellasship Sale and Leaseback was $17.4 million.

AVIC Patriotship Sale and Leaseback

On June 4, 2024, the Company entered into a $16.9 million sale and leaseback agreement with Hao Virgo Limited (“Hao Virgo”), an affiliate of AVIC International Leasing Co., Ltd. to partially refinance the CMBFL Sale and Leaseback, secured by the M/Vs Hellasship and Patriotship. The agreement became effective on June 28, 2024, upon the delivery of the M/V Patriotship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes in four quarterly installments of $0.6 million followed by 16 quarterly installments of $0.3 million along with a purchase obligation of $9.5 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.55% per annum. The installments are paid in advance. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 75% until maturity. The bareboat charterer is required to maintain a security cover ratio (as defined therein) of at least 120% of the charterhire principal. As of December 31, 2024, the amount outstanding under the AVIC Patriotship Sale and Leaseback was $15.1 million.

Hinode Sale and Leaseback

On August 29, 2024, the Company entered into a $28.5 million sale and leaseback agreement with Hinode Kaiun Co., Ltd and Sunmarine Maritime S.A. (collectively, “Hinode”) for the purpose of financing part of the acquisition cost of the M/V Kaizenship. The agreement became effective on October 1, 2024, upon the delivery of the M/V Kaizenship to the lessor. The Company sold and chartered back the vessel from Hinode on a bareboat basis for a six-year period, having a purchase obligation at the end of the sixth year. The charterhire principal amortizes in 72 consecutive monthly installments paid in advance at $0.3 million each, bearing an interest rate of 1-month term SOFR plus 2.50% per annum. Following the fourth anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the bareboat period, the Company has an obligation to purchase the vessel at the price of $8.3 million. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal as of December 31, 2024 was $27.3 million.

Existing Sale and Leaseback Activities

Flagship Cargill Sale and Leaseback

On May 11, 2021, the Company entered into a $20.5 million sale and leaseback agreement with Cargill International SA (“Cargill”) to partly finance the acquisition of the M/V Flagship. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The implied average applicable interest rate is equivalent to 2.00% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of such period it has a purchase obligation at $10.0 million. Additionally, at the time of repurchase, if the market value of the vessel is greater than certain threshold prices, as set out in the agreement, the Company will pay to Cargill 15% of the difference between the market price and such threshold prices. The Company recognized a participation liability of $1.1 million and $0.3  million as of December 31, 2024 and December 31, 2023, respectively. The charterhire principal amortizes in 60 monthly installments averaging approximately $0.2 million each along with a purchase obligation of $10.0 million at maturity. The charterhire principal, as of December 31, 2024, was $13.1 million.

Chugoku Sale and Leaseback

On February 25, 2022 the Company entered into a $21.3 million sale and leaseback agreement with Chugoku Bank, Ltd. (“Chugoku”) to refinance the loan facilities secured by the M/V Partnership. The Company sold and chartered back the vessel from Chugoku on a bareboat basis for an eight-year period starting from March 9, 2022. The financing’s applicable interest rate is SOFR plus 2.90% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the eight-year bareboat period, the Company has the option to repurchase the vessel for $2.4 million, which the Company expects to exercise. The Company is required to maintain a minimum market value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in 32 consecutive quarterly installments averaging approximately $0.6 million along with a purchase obligation of $2.4 million at the expiry of the bareboat charter.  The charterhire principal, as of December 31, 2024, was $14.9 million.

Evahline Sale and Leaseback

On March 29, 2023, the Company entered into a $19.0 million sale and leaseback agreement with a subsidiary of Evahline Inc. (“Evahline”) for the refinancing of the Hanchen Sale and Leaseback. The agreement became effective on April 6, 2023, upon the delivery of the M/V Knightship to the lessor. The Company sold and chartered back the vessel from Evahline on a bareboat basis for a six-year period. The financing’s applicable interest rate is 3-month term SOFR plus 2.80% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the six-year bareboat period, the ownership of the vessel will be transferred to the Company at no additional cost. The Company is required to maintain a minimum value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in 72 consecutive monthly installments paid in advance averaging approximately $0.3 million. The charterhire principal, as of December 31, 2024, was $13.5 million.

Village Seven Sale and Leaseback

On April 24, 2023, the Company entered into a $19.0 million sale and leaseback agreement for the M/V Lordship with Village Seven Co., Ltd and V7 Fune Inc. (collectively, “Village Seven”) to partially refinance the August 2021 Alpha Bank Loan Facility. The Company sold and chartered back the vessel from Village Seven on a bareboat basis for a period of four years and five months. The financing’s applicable interest rate is 3-month term SOFR plus 3.00% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the bareboat period, the Company has the option to repurchase the vessel at the price of $7.8 million, which the Company expects to exercise. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal amortizes in 53 consecutive monthly installments paid in advance of approximately $0.2 million. The charterhire principal, as of December 31, 2024, was $14.6 million.

Sale and Leaseback Activities repaid during the years ended December 31, 2023 and December 31, 2024

Hanchen Sale and Leaseback

On June 28, 2018, the Company entered into a $26.5 million sale and leaseback agreement for the M/V Knightship with Hanchen Limited (“Hanchen”), an affiliate of AVIC International Leasing Co., Ltd. The Company’s sold and chartered back the vessel on a bareboat basis for an eight-year period, having a purchase obligation at the end of the eighth year. The charterhire principal bore interest at LIBOR plus a margin of 4.00% per annum. Of the $26.5 million purchase price, $18.6 million were cash proceeds, $6.6 million were withheld by Hanchen as an upfront charterhire, and an amount of $1.3 million was paid by the Charterer to Hanchen as security of the due observance and performance by the Charterer of its obligations and undertakings as per the sale and leaseback agreement, or the Charterer’s Deposit. The charterhire principal was repayable in 32 consecutive equal quarterly installments of approximately $0.5 million along with a purchase obligation of $5.3 million payable together with the final installment. On April 6, 2023, the facility was refinanced by the Evahline Sale and Leaseback and the outstanding amount of $11.2 million, set-off by the Charterer’s Deposit, was repaid in full.

Championship Cargill Sale and Leaseback

On November 7, 2018, the Company entered into a $23.5 million sale and leaseback agreement for the M/V Championship with Cargill. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The implied average applicable interest rate was equivalent to 4.71% per annum. The Company was required to maintain an amount of $1.6 million from the $23.5 million proceeds as a performance guarantee, which was set-off against the vessel repurchase price. Moreover, under the subject sale and leaseback agreement, an additional tranche was provided to the Company for an amount of up to $2.8 million for the purpose of financing the cost associated with the acquisition and installation on board the M/V Championship of an open loop scrubber system. The sale and leaseback agreement did not include any financial covenants or security value maintenance provisions. The Company had continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement at the end of which it had a purchase obligation at $14.1 million. Additionally, at the time of repurchase and as per the terms of the agreement, the Company also paid to Cargill 20% of the positive difference between the market price and the threshold price defined in the agreement for the time of the repurchase, which amounted to $0.9 million. The charterhire principal was repayable in 60 monthly installments averaging approximately $0.2 million each along with a balloon payment of $14.1 million, including the additional scrubber tranche, at maturity in November 2023. On April 24, 2023, the facility was refinanced by the October 2022 Danish Ship Finance Loan Facility and the total repayment amount stood at $16.5 million.

CMBFL Sale and Leaseback

On June 22, 2021, the Company entered into sale and leaseback agreements for the M/Vs Hellasship and Patriotship in the total amount of a $30.9 million with CMB Financial Leasing Co., Ltd. (“CMBFL”) for the purpose of financing the outstanding acquisition price of both vessels. The Company sold and chartered back the vessels from two affiliates of CMBFL on a bareboat basis for a five-year period. On September 25, 2023, the Company entered into an amendment and restatement pursuant to which, inter alia, the LIBOR was replaced with term SOFR as reference rate, with retrospective effect from June 28, 2023. Following such transaction, the financings bore interest at term SOFR plus a margin of 3.50% per annum. The Company had the option to buy back the vessels between the end of the second year until the end of the fifth year at predetermined prices as defined in the agreement. The charterhire principal was repayable in 20 quarterly installments of $0.8 million each along with the purchase obligation of $15.3 million at maturity. On June 28, 2024, the facility was refinanced by the AVIC Hellasship Sale and Leaseback and the AVIC Patriotship Sale and Leaseback, while the outstanding charterhire principal of $21.5 million was repaid in full.

New Sale and Leaseback Activities after the year ended December 31, 2024

Huarong Squireship Sale and Leaseback

On March 13, 2025, the Company entered into a $18.0 million sale and leaseback agreement for the M/V Squireship with an affiliate of China Huarong Shipping Financial Leasing Company Ltd. (“Huarong”) to refinance Tranche A of the August 2021 Alpha Bank Loan Facility, secured by the M/V Squireship. The agreement became effective on March 20, 2025, upon the delivery of the M/V Squireship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes in 20 quarterly installments of $0.5 million along with a purchase obligation of $8.5 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.15% per annum. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

Huarong Friendship Sale and Leaseback

On March 13, 2025, the Company entered into a $16.5 million sale and leaseback agreement for the M/V Friendship with an affiliate of Huarong to refinance Tranche B of the August 2021 Alpha Bank Loan Facility, secured by the M/V Friendship. The agreement became effective on March 20, 2025, upon the delivery of the M/V Friendship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes in 20 quarterly installments of $0.4 million along with a purchase obligation of $7.7 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.15% per annum. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

Convertible Note

Second JDH Note

On September 7, 2015, we issued an up to $6.8 million, revolving convertible note to JDH, or the Second JDH Note. The Second JDH Note was amended and supplemented on various occasions and along with the other convertible notes and facilities between the Company and JDH, was subject to a comprehensive restructuring that became effective on December 31, 2020. Following the restructuring, the applicable interest rate was amended to a fixed rate of 5.50% per annum and the outstanding balance at that time was $21.2 million. On January 26, 2022, March 10, 2022 and January 3, 2023, we made three cash prepayments of $5.0 million, $5.0 million and $8.0 million, respectively. On December 29, 2023, the Company fully repaid the outstanding balance of $3.2 million in cash.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. The widely accepted benchmark of charter market in the dry bulk industry is the Baltic Dry Index, or the BDI. Over the course of 2024, the BDI registered a low of 976 on December 19, 2024 and a high of 2,419 on March 18, 2024.

The historic performance of the BDI has been characterized by high volatility driven by changes in supply and demand for vessels. Over an extended period of time in recent years, the growth in the size of the dry bulk fleet has outpaced growth in vessel demand. Specifically, in the period from 2010 to 2024, the size of the fleet in terms of deadweight tons grew by an annual average of about 5.0% while the corresponding growth in demand for dry bulk carriers grew by 3.0%, resulting in a drop of about 50% in the value of the BDI over the period.

In 2024, the total size of the dry bulk fleet rose by about 3.0%, compared to demand growth of 4.9%. According to tentative projections, the total size of the dry bulk fleet is expected to rise by about 3.0% in 2025, compared to expected demand growth of 0.7%.

Capesize dry bulk vessels primarily transport iron ore and coal, with bauxite gaining a larger share year by year. China is a major player in the global iron ore market, importing more than 70% of seaborne iron ore. Australia and Brazil dominate exports, accounting for nearly 80% of global iron ore exports combined. Since 2000, the growth in China's iron ore and coal imports has significantly influenced the dry bulk market, though, this trend has slowed since 2015. On the bauxite front, China's bauxite imports are playing an increasingly vital role in Capesize markets. Infrastructure improvements in West Africa, led by Guinea, are expected to further boost bauxite trade, while, the giant Simandou iron ore project is anticipated to significantly increase iron ore exports from the region.

The significant geopolitical developments, with most notable the recent conflicts in Ukraine and Gaza, along with escalating tariff disputes, have to a certain extent disrupted dry bulk seaborne trade, affecting global shipping routes, freight rates, and maritime security. Further to the direct impact on seaborne trade, these events affected the seaborne trade through their impact, realized or expected, on economic activity and inflation.

While the ongoing war in Ukraine, especially at its first stages, heightened economic uncertainty, it has had minimal impact on the dry bulk market so far. Initially, the effect ranged from neutral to positive, with shifts in ton-mile demand supporting the market. Our operations have not been materially affected, as our vessels do not currently operate in Russian or Ukrainian ports, and our suppliers and service providers have not faced restrictions or disruptions in their activities. We do not anticipate significant impacts in the future. Meanwhile, the 2023 Israel–Hamas war and subsequent missile attacks by the Houthis in the Red Sea have led vessels to divert via the Cape of Good Hope, which had a modestly positive impact on the dry bulk market by reducing supply. While the cease-fire declared on January 15, 2025 eased tensions in the region, attacks resumed in March 2025 and the future direction of the conflict remains highly uncertain and may continue to pose a significant safety hazard for vessels transiting the Red Sea. Finally, potential trade tariffs from the new US administration could pose risks for dry bulk vessels. The administration's proposed tariffs, including a 20% tariff on Chinese products, could lead to higher import costs and trade imbalances. These tariffs may affect shipping volumes, routes, and demand patterns, potentially impacting the dry bulk market. We may need to adjust our operational strategies to navigate these changes.

As the majority of our fleet is employed on index-linked charter contracts, and two of them two of our vessels earn a daily hire of a fixed floor rate plus a profit-sharing scheme based on the BCI index rate, we will be exposed to any near-term volatility in the charter market, to the extent that we have not hedged the index-linked earnings through forward freight agreements. We believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” for more information).

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

Available days. Available days are the number of ownership days less the aggregate number of repair days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys, which are the repair days. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Operating days. Operating days are the number of available days in a period less the aggregate number of off-hire days that our vessels are off-hire due to unforeseen circumstances, which are the off-hire days. Operating days include the idle days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues. Our calculation of Operating Days may not be comparable to that reported by other companies due to differences in methods of calculation.

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

	Year Ended December 31,
Fleet Data:	2024	2023	2022

Ownership days	6,518	6,008	6,219
Available days(1)	6,485	6,008	5,954
Operating days(2)	6,447	5,953	5,905
Fleet utilization	98.9%	99.1%	95.0%

Average Daily Results:
TCE rate(3)	$25,063	$17,501	$20,040
Daily Vessel Operating Expenses(4)	$6,976	$6,879	$6,819

(1)
During the year ended December 31, 2024, we had incurred 33 off-hire days for scheduled dry-dockings and ballast water treatment installation for our vessels. During the year ended December 31, 2023, we had no off-hire days for scheduled dry-dockings and ballast water treatment installation for our vessels.

(2)
During the year ended December 31, 2024, we had incurred 38 off-hire days due to unforeseen circumstances. During the year ended December 31, 2023, we incurred 55 off-hire days due to unforeseen circumstances.

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

	Year Ended December 31,
(In thousands of US Dollars, except operating days and TCE rate)	2024	2023	2022

Net revenues from vessels	$164,881	$107,036	$122,629
Voyage expenses	(3,297)	(2,851)	(4,293)
Time charter equivalent revenues	$161,584	$104,185	$118,336
Operating days	6,447	5,953	5,905
Daily time charter equivalent rate	$25,063	$17,501	$20,040

(4)
We include Daily Vessel Operating Expenses, which is a non GAAP metric, as we believe it provides additional meaningful information and assists management in making decisions regarding the deployment and the use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Our calculation of Daily Vessel Operating Expenses may not be comparable to that reported by other companies. The following table reconciles our vessels operating expenses to Daily Vessel Operating Expenses.

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	Year Ended December 31,
	2024	2023	2022

Vessel operating expenses	$46,985	$42,260	$43,550
Pre-delivery expenses	(1,515)	(933)	(1,144)
Vessel operating expenses before pre-delivery expenses	45,470	41,327	42,406
Ownership days	6,518	6,008	6,219
Daily Vessel Operating Expenses	$6,976	$6,879	$6,819

Please also see “–B. Liquidity and Capital Resources.”

E.	Critical Accounting Estimates

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

Impairment of long-lived assets (Vessels)

The Company’s long-lived assets are comprised of owned vessels and vessels financed under sale and leaseback agreements. Reference to vessels for purposes of this discussion refers to both owned vessels and vessels financed under sale and leaseback agreements. We review our vessels for impairment whenever there are relevant events or changes in circumstances, such as prevailing market conditions, obsolescence or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus any unamortized dry-docking costs, may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions we consider to be indicators of a potential impairment for our vessels. In the event the independent fair market value of a vessel is lower than its carrying value, we determine undiscounted projected operating cash flows for such vessel and compare it to the vessel’s carrying value, plus any unamortized dry-docking costs.  When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than its carrying value, plus any unamortized dry-docking costs, we impair the carrying amount of the vessel. Measurement of the impairment loss is determined by the Company based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the estimated future charter rate for the first calendar year, using  the average of two published third party estimates and for the period thereafter up to the end of the estimated useful life of the vessel the average 10-year historical daily charter earnings of similar size vessels excluding the outliers, published by a third party, adjusted for estimated commissions, expected off hires due to scheduled vessels’ maintenance and estimated unexpected off hires. In addition, an estimate of additional daily revenue for the scrubber-fitted vessels is also included, reflecting additional compensation from charterers that the Company earns due to the fuel cost savings that these vessels provide. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses, management fees and scheduled vessels’ maintenance.

Our assessment concluded that no impairment loss should be recorded as of December 31, 2024 and 2023.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy. The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2024 and 2023, respectively, and (ii) which of our vessels we believe had a basic market value below their carrying value. The carrying value includes, as applicable, vessel costs, plus any unamortized deferred dry-docking costs. This aggregate difference between the carrying value of these vessels and their market value of $2.6 million and $14.1 million, as of December 31, 2024 and 2023, respectively, represents the amount by which we believe we would have had to reduce our net income if we sold all of such vessels, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer was not under any compulsion to buy as of December 31, 2024 and 2023, respectively. For purposes of this calculation, we assumed that the vessels would be sold at a price that reflected our estimate of their charter-free market values as of December 31, 2024 and 2023, respectively.

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

Carrying Value plus any unamortized dry-docking costs as of

Vessel	Year Built	Dwt	December 31, 2024 (in millions of U.S. dollars)		December 31, 2023 (in millions of U.S. dollars)
Titanship	2011	207,855	28.2		29.6
Patriotship	2010	181,709	21.9		23.2
Dukeship	2010	181,453	28.4		30.3	*
Worldship	2012	181,415	28.3		29.9
Paroship	2012	181,415	27.8		29.4
Kaizenship	2012	181,396	35.1	*	-
Iconship	2013	181,392	32.7		-
Hellasship	2012	181,325	24.3		26.1
Honorship	2010	180,242	29.3		31.4	*
Fellowship	2010	179,701	22.6		24.2
Championship	2011	179,238	30.7		33.0	*
Partnership	2012	179,213	27.1		29.3
Knightship	2010	178,978	18.5		19.4
Lordship	2010	178,838	20.8		18.9
Friendship	2009	176,952	21.1		23.2
Flagship	2013	176,387	24.9		26.8
Geniuship	2010	170,057	19.4		20.8
Premiership	2010	170,024	22.6		24.0
Squireship	2010	170,018	25.3		26.9	*
TOTAL			489.0		446.4

*
Indicates dry bulk carrier vessels for which we believe, as of December 31, 2024 and 2023, respectively, the basic charter-free market value was lower than the vessel’s and right-of use asset’s carrying value plus any unamortized dry-docking costs.

As presented in Balance Sheets as of December 31, 2024 and 2023.

	December 31, 2024 (in millions of U.S. dollars)	December 31, 2023 (in millions of U.S. dollars)
Vessels, net	484.5	410.4
Finance lease, right-of use asset	-	29.6
Deferred dry-docking charges, non-current	4.5	6.4
Total	489.0	446.4

We refer you to the risk factor entitled “The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.”

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how charter rates and vessel values will fluctuate in the future. Charter rates may, from time to time throughout our vessels’ lives, remain for a considerable period of time at depressed levels which could adversely affect our revenue and profitability, and future assessments of vessel impairment. To minimize such subjectivity, our analysis for the years ended December 31, 2024 and 2023 also involved sensitivity analysis to the model input we believe is more important and likely to change. In particular, in terms of our estimates for the time charter equivalent for the unfixed period, we use a combination of one-year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding outliers. Although the trailing 10-year historical charter rates, excluding the outliers, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. The impairment test that we conduct, when required, is most sensitive to variances in future time charter rates. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates, excluding the outliers, would not decline by more than 10% for Capesize vessels, we would not be required to recognize impairment. For the year ended December 31, 2024, indicators of impairment existed for one of our vessels as their carrying value plus any unamortized dry-docking costs was higher than their market value. The carrying value of the one vessel plus any unamortized dry-docking costs for which impairment indicators existed as at December 31, 2024, was $35.1 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our board of directors consists of five directorships divided into three classes. Set forth below are the names, ages and positions of our current directors and executive officers. Members of our board of directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece.

Name	Age	Position	Director Class
Stamatios Tsantanis	53	Chairman, Chief Executive Officer & Director	A (term expires in 2025)
Stavros Gyftakis	46	Chief Financial Officer
Christina Anagnostara	54	Director*	B (term expires in 2026)
Elias Culucundis	82	Director*	A (term expires in 2025)
Dimitrios Anagnostopoulos	78	Director*	C (term expires in 2027)
Ioannis Kartsonas	53	Director*	C (term expires in 2027)

*Independent Director

Biographical information with respect to each of our directors and our executive officers is set forth below.

Stamatios Tsantanis has been a member of our board of directors and our Chief Executive Officer since October 1, 2012. Under his leadership, Seanergy has grown into a prominent Capesize dry bulk company with a carrying capacity of approximately 3.8 million dwt. In addition, Mr. Tsantanis has been the Chairman of our board of directors since October 1, 2013 and also served as our Interim Chief Financial Officer from November 1, 2013 until October 2, 2018. Mr. Tsantanis is also the founder, Chairman, Chief Executive Officer and a member of the board of directors of United, an international shipping company with a cargo carrying capacity of approximately 0.9 million dwt. Mr. Tsantanis has been actively involved in the shipping and finance industry since 1998 and has held senior management positions in prominent private and public shipping companies, as well as financial institutions.  He holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. Mr. Tsantanis also serves in the board of directors of Breakwave Advisors LLC, the Commodity Trading Advisor (CTA) for the Breakwave Dry Bulk Shipping ETF (NYSE: BDRY) and the Breakwave Tanker Shipping ETF (NYSE: BWET) and is a fellow of the Institute of Chartered Shipbrokers.

Stavros Gyftakis has served as our Chief Financial Officer since 2018, previously served as Finance Director since November 2017 and he has been instrumental in the Company’s capital raising, debt financing and refinancing activities since 2017. Mr. Gyftakis is also the Chief Financial Officer and a director in the board of directors of United. He has more than 19 years of experience in banking and corporate finance with focus on the shipping sector. Mr. Gyftakis has held key positions across a broad shipping finance spectrum, including asset backed lending, debt and corporate restructurings, risk management, financial leasing and loan syndications. Before joining the Company, he was a Senior Vice President in the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis received his Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) in London with Distinction and holds a Master of Science (MSc) in Business Mathematics, awarded with Honors, from the Athens University of Economics and Business and a Bachelor of Science (BSc) in Mathematics from the Aristotle University of Thessaloniki.

Christina Anagnostara has been a member of our board of directors since December 2008 and she is a member of the Company’s Sustainability Committee. She has served as our Chief Financial Officer from November 17, 2008 until October 31, 2013. Since June 2022, Ms. Anagnostara is also a director in the board of directors of United. She has more than 26 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. Before joining the Company, she served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since June 2017 she is a Managing Director in the Investment Banking Division of AXIA Ventures Group and between 2014 and 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. From 2006 to 2008, she served as the CFO and Director of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group, she worked for Eurobank EFG and Ernst & Young. Ms. Anagnostara has studied Economics in Athens and is a Certified Chartered Accountant.

Elias Culucundis has been a member of our board of directors since our inception, he is the Chairman and a member of  the Company’s Compensation and Nominating Committees and a member of the Company’s Audit Committee. Since 1999, Mr. Culucundis has been the President, Chief Executive Officer and Director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. Additionally, from 1996 to 2000, he was a Director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a Director of Point Clear Navigation Agency Ltd, a marine project company. From 1981 to 1995, Mr. Culucundis was a Director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical Director and eventually ascended to the position of Chief Executive Officer, overseeing a large fleet of Panamax, Aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of newbuildings. From 1971 to 1980, Mr. Culucundis was a Director and the Chief Executive Officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. In Off Shore Consultants Inc. he worked in Floating Production, Storage and Offloading vessel, or FPSO, design and construction and was responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell Plc. Seven FPSOs were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of their fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of the Hellenic National Committee of American Bureau of Shipping and he served in the Council of the Union of Greek Shipowners. Mr. Culucundis is a Fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

Dimitrios Anagnostopoulos has been a member of our board of directors since May 2009 and he is also the Chairman and a member of the Audit Committee and a member of the Company’s Compensation and Nominating Committees. Mr. Anagnostopoulos has over 50 years of experience in Shipping, Ship finance and Bank Management. Mr. Anagnostopoulos obtained his BSc at the Athens University of Economics and Business. His career began in the 1970’s as Assistant Lecturer at the same University followed by four years with the Onassis Shipping Group in Monaco. Mr. Anagnostopoulos also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he spent nearly two decades with the bank, holding the positions of Senior Vice-President and Head of Shipping. From 2010 to 2023 he was a Board Member in the Aegean Baltic Bank. Since then, he remains an advisor to Aegean Baltic Bank’s management. In September 2023 he was elected Board Member of NYSE-listed Dynagas LNG Partners LP. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at the Bayes Business School (formerly known as Cass Business School) of City University in London, the Athens University of Economics and Business and the ALBA Graduate Business School. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping and an Associate Member of the Institute of Energy of South East Europe. In 2008 he was named by the Lloyd’s Organization as Shipping Financier of the Year.

Ioannis Kartsonas has been a member of our board of directors since May 2017 and he is the Chairman and a member of the Company’s Sustainability Committee. Mr. Kartsonas has also been a member of the board of directors of United since June 2022 and he is the Principal and Managing Partner of Breakwave Advisors LLC, the Commodity Trading Advisor (CTA) for the Breakwave Dry Bulk Shipping ETF (NYSE: BDRY) and the Breakwave Tanker Shipping ETF (NYSE: BWET). Mr. Kartsonas has been actively involved in finance and commodities trading since 2000. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm’s shipping and freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to this role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space, including the shipping industry. Prior to that, he was an Equity Analyst focusing on shipping and energy for Standard & Poor’s Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

No family relationships exist among any of the directors and executive officers.

B.	Compensation

For the year ended December 31, 2024, the Company paid its executive officers and directors aggregate compensation of $2.0 million. The Company’s executive officers are employed pursuant to employment and consulting contracts. We do not have a retirement plan for our officers or directors.

Each member of the Company’s board of directors received a fee of $0.1 million in 2024. The aggregate director fees paid by the Company for the years ended December 31, 2024, 2023 and 2022 totaled $0.5 million, $0.5 million and $0.4 million, respectively.

On January 12, 2011 our board of directors adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan, or the Plan. On March 27, 2024, the Plan, as previously amended, was amended and restated to increase the aggregate number of shares of common stock reserved for issuance under the Plan to 550,000 shares. On March 12, 2025, the Plan was further amended and restated to increase the aggregate number of shares of common stock reserved for issuance under the Plan to 600,000 shares. The Plan is administered by the Compensation Committee of our board of directors. Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our Compensation Committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient’s continued service as an employee or a director of the Company, through the applicable vesting date.

On March 27, 2024, the Compensation Committee granted an aggregate of 502,500 restricted shares of common stock pursuant to the Plan, of which 285,000 shares were granted to the non-executive members of the board of directors and to the executive officers and 217,500 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $8.42. Of the total restricted shares issued, 107,250 shares vested on the date of the issuance, March 27, 2024, 142,150 shares vested on September 27, 2024, taking into consideration 1,100 forfeited shares, 108,000 shares will vest on March 27, 2025 and 144,000 shares will vest on September 26, 2025.

On March 12, 2025, the Compensation Committee granted an aggregate of 528,200 restricted shares of common stock pursuant to the Plan, of which 311,500 shares were granted to the non-executive members of the board of directors and to the executive officers and 216,700 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $7.35. Of the total restricted shares issued, 125,300 shares vested on the date of the issuance, March 12, 2025, 160,000 shares will vest on September 12, 2025, 104,100 shares will vest on March 12, 2026 and 138,800 shares will vest on September 14, 2026.

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

Nominating Committee

Our nominating committee consists of Messrs. Elias Culucundis and Dimitrios Anagnostopoulos, each of whom is an independent director.  The nominating committee is responsible for recommending to the board of directors candidates for election.

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

As of December 31, 2024, 2023 and 2022, we had two executive officers, Mr. Stamatios Tsantanis and Mr. Stavros Gyftakis, and we employed Ms. Theodora Mitropetrou, our general counsel.  In addition, as of December 31, 2024, 2023 and 2022, we employed a support staff consisting of 93, 81 and 63 employees, respectively.

E.	Share Ownership

The common shares beneficially owned by our directors and executive officers are disclosed below in “Item 7. Major Shareholders and Related Party Transactions.”

F.	Disclosure of registrant’s action to recover erroneously awarded compensation

None.

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

Identity of Person or Group	Number of Shares Owned	Percent of Class (1)
Stamatios Tsantanis (2)	1,892,403 Common Shares	9.1%
Konstantinos Konstantakopoulos (3)	2,218,949 Common Shares	10.6%
George Economou (4)	1,859,096 Common Shares	8.9%
Stavros Gyftakis	237,031 Common Shares	1.1%
Christina Anagnostara	212,239 Common Shares	1.0%
Dimitrios Anagnostopoulos	113,333 Common Shares	0.5%
Elias Culucundis	86,800 Common Shares	0.4%
Ioannis Kartsonas	55,422 Common Shares	0.3%
Directors and executive officers as a group (6 individuals)	2,597,228 Common Shares	12.4%
Stamatios Tsantanis (2)	20,000 Series B Preferred Shares	100%

(1)
Calculation of percent of class beneficially owned by each such person is based on 20,902,365 common shares outstanding as of March 18, 2025 and any additional shares that such person may be deemed to beneficially own in accordance with Rule 13d-3 under the Exchange Act.

(2)
In addition to the common share ownership of Mr. Tsantanis, the number of common shares beneficially he owned includes 10,000 common shares underlying 100 American-style call option contracts, 50 of which expire on July 18, 2025 and 50 of which expire on October 17, 2025, all with a strike price of $8.00. In our annual reports for the years ended December 31, 2023, 2022, and 2021, Stamatios Tsantanis was reported to beneficially own 7.9%, 6.8% and 2.0%, respectively, of our then outstanding common shares. In addition, Mr. Tsantanis beneficially owns 20,000 Series B Preferred Shares, constituting 100% of our issued and outstanding Series B Preferred Shares, which were issued on December 10, 2021, pursuant to a stock purchase agreement between us and Stamatios Tsantanis. Through his ownership of common shares and Series B Preferred Shares, Stamatios Tsantanis controls 49.99% of the voting power of our outstanding capital stock.  For a description of the Series B Preferred Shares, see “Description of Securities” filed as Exhibit 2.5 hereto.

(3)
This information is derived from an Amendment No. 2 to Schedule 13G jointly filed with the Commission on March 13, 2025 by Longshaw Maritime Investments S.A. and Konstantinos Konstantakopoulos. Based on this filing, Longshaw Maritime Investments S.A. and Konstantinos Konstantakopoulos each have beneficial ownership of all shares indicated in the table above. Based on this filing, Longshaw Maritime Investments S.A. is a Marshall Islands corporation controlled by Konstantinos Konstantakopoulos. In our annual report for the year ended December 31, 2023, Longshaw Maritime Investments S.A. and Konstantinos Konstantakopoulos were jointly reported to beneficially own 6.2% of our then outstanding common shares, and in our annual reports for the years ended December 31, 2022 and 2021 none of Konstantinos Konstantakopoulos or Longshaw Maritime Investments S.A.  were reported as an owners of five percent or more of our then outstanding common shares.

(4)
This information is derived from an Amendment No. 8 to Schedule 13D jointly filed with the Commission on October 15, 2024 by Sphinx Investment Corp., Maryport Navigation Corp. and George Economou.  Based on this filing, Sphinx Investment Corp., Maryport Navigation Corp. and George Economou each have beneficial ownership of all shares indicated in the table above. Based on this filing, Sphinx Investment Corp. is a Marshall Islands corporation wholly-owned by Maryport Navigation Corp., which is a Liberian corporation controlled by George Economou. In our annual report for the year ended December 31, 2023, Sphinx Investment Corp., Maryport Navigation Corp. and George Economou were jointly reported to beneficially own 9.1% of our then outstanding common shares, and in our annual reports for the years ended December 31, 2022 and 2021 none of Sphinx Investment Corp., Maryport Navigation Corp. or George Economou were reported as an owners of five percent or more of our then outstanding common shares.

B.	Related Party Transactions

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

Management Agreements

Prior to the consummation of the Spin-Off, United entered into a master management agreement with us for the provision of technical, administrative, commercial, brokerage and certain other services. Certain of these services are being contracted directly with our wholly owned subsidiaries, Seanergy Shipmanagement and Seanergy Management. The master management agreement provides for a fixed administration fee of $325 per vessel per day payable to Seanergy. The term of United’s master management agreement with us expires on December 31, 2025. Unless three months’ notice of non-renewal is given by either party prior to the end of the current term, the agreement will automatically extend for additional 12-month periods. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.

In relation to technical management, Seanergy Shipmanagement is responsible for arranging, inter alia, for the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling for the M/Vs Goodship, Gloriuship, Chrisea, Cretansea, Nisea and Synthesea, which are owned or operated by United. The technical management agreements with Seanergy Shipmanagement provide for a fixed management fee of $14,000 per vessel per month. The agreement for the M/V Goodship commenced on March 18, 2024, for the M/V Nisea on September 10, 2024 and the M/V Synthesea on February 4, 2025. In 2023 and until March 17, 2024, United was paying to Seanergy Shipmanagement a fixed management fee of $10,000 for the M/V Goodship, which was also co-managed by V.Ships Greece.

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

Share Purchase Agreement

On July 8, 2022, we entered into a share purchase agreement with United pursuant to which on July 26, 2022 we purchased additional 5,000 of United’s newly issued Series C Cumulative Convertible Perpetual Preferred Shares in exchange for $5.0 million payable in cash in connection with United’s obligation to pay the advance deposits pursuant to memoranda of agreement for the M/Ts Parosea, Bluesea, Minoansea and Epanastasea. On November 28, 2022, United redeemed all 10,000 Series C Preferred Shares issued to us pursuant to their terms for a gross redemption price (including all accrued and unpaid dividends up to the redemption date) of $10.6 million.

Vessels’ Sales

On December 27, 2022, we entered into two memoranda of agreement to sell two Capesize vessels to United for an aggregate purchase price of $36.3 million. On December 28, 2022, we received an advance of $12.7 million in cash, according to the terms of the agreements, which were separately presented as “Liability from contract with related party” in the accompanying consolidated balance sheets. Both vessels were delivered to United in February 2023. As of December 31, 2023, a gain on sale of vessel, net of sale expenses, amounting to $8.1 million was recognized and is presented as “Gain on sale of vessels, net” in the consolidated statements of income. No vessels were sold during the year ended December 31, 2024.

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

On March 6, 2024, a shareholder filed a complaint in the High Court of the Republic of the Marshall Islands against the Company and its board of directors, alleging fiduciary duty violations related to the issuance of Series B Preferred Shares in December 2021. In October 2024, the High Court dismissed the lawsuit in its entirety.

The plaintiff has since filed a notice of appeal, which remains pending. While the outcome cannot be predicted with certainty, we believe we have substantial defenses and intend to vigorously defend against any appeal.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.  Other than the proceedings mentioned above, we are not a party to any material litigation where claims or counterclaims have been filed against us other than routine legal proceedings incidental to our business.

Dividend Policy

In August 2024, our board of directors adopted an updated dividend policy, pursuant to which we intend to distribute approximately 50% of our operating cash flow (the amount presented in our cash flow statement for the period in question, incorporating all operating expenses, variations in working capital, interest expenses and amounts paid for drydocking),

•	Less: debt repayments (this amount captures loan facilities, finance lease liabilities and other financial liabilities),
•
Less: discretionary quarterly reserve (this amount will be assessed by the board of directors on a quarterly basis taking into consideration, among other things, (a) the share buybacks completed during the quarter, (b) anticipated capital expenditures such as vessel acquisitions and (c) a targeted liquidity buffer for all business purposes).

Any future dividends declared will be at the discretion and remain subject to approval of the board of directors each quarter, after its review of our financial condition and other factors, including but not limited to our earnings, prevailing charter market conditions, capital requirements, investment opportunities, limitations under our debt agreements and applicable provisions of Marshall Islands law. Our dividend policy and declaration and payment of dividends may be changed at any time and are subject to legally available funds and the board of directors’ determination that each declaration and payment is at the time in the best interests of the Company and its shareholders after review of our financial performance. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries and affiliates distributing to us their earnings and cash flow. Some of our loan agreements limit our ability to pay dividends and our subsidiaries’ ability to make distributions to us. There can be no assurance that our board of directors will declare or pay any dividend in the future.

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

Our restated articles of incorporation have been filed as an exhibit to our report filed with the Commission on Form 6-K on August 30, 2019.  Amendments to our restated articles of incorporation were filed as exhibits to our registration statement on Form F-1 filed on February 19, 2021 and our report on Form 6-K filed on February 15, 2023. Our restated articles of incorporation, as amended, contained in such exhibits are incorporated by reference.  Our fourth amended and restated bylaws have been filed with the Commission on Form 6-K on December 14, 2023, which we incorporate herein by reference.  A description of the material terms of our restated articles of incorporation, as amended, and our fourth amended and restated bylaws and of our capital stock is included in “Description of Securities” attached hereto as Exhibit 2.5 and incorporated by reference herein.

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

The following represents the opinion of our United States and Marshall Islands tax counsel, Watson Farley & Williams LLP, and is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of our common stock as well as the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our common stock that is treated for U.S. federal income tax purposes as:

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

For our 2024 taxable year, we had U.S. source gross shipping income of approximately $1,763,648.

We are subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in “—Taxation in Absence of Exemption,” unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below.  For our 2024 taxable year, we believe that we qualified for the exemption from tax under Section 883 of the Code.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if (i) we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States and (ii) one of the following statements is true:

•
more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” that are persons (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States and (ii) we satisfy certain substantiation requirements, which we refer to as the “50% Ownership Test”; or

•
our stock is “primarily” and “regularly” traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

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

We did not satisfy the 50% Ownership Test for our 2024 taxable year. Furthermore, these substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test.

Publicly-Traded Test

The regulations provide that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock used to satisfy the Publicly-Traded Test that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.

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

Based on our analysis of our shareholdings during 2024, we believe we satisfy the Publicly-Traded Test for the entire 2024 year in that less than 50% of our issued and outstanding common shares were held by 5% Shareholders for more than half the days during the 2024 taxable year.

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

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis, or earn income from the leasing of a vessel attributable to a fixed place of business in the United States. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source gross shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

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

Based on our current operations and future projections, we do not believe that we are or have been a PFIC during our 2024 taxable year, nor do we expect to become, a PFIC with respect to our 2025 taxable year or any future taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner so as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

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

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands.  In the opinion of our Marshall Islands tax counsel, Watson Farley & Williams LLP, under current Marshall Islands law, we are not subject to tax on income or capital gains. No Marshall Islands withholding tax will be imposed upon payment of dividends by us to our shareholders, and holders of our common stock that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our common stock.

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

I.	Subsidiary information

Not applicable.

J.	Annual Report to Security Holders

We are currently not required to provide an annual report to security holders in response to the requirements of Form 6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to risks associated with changes in interest rates relating to our unhedged variable–rate borrowings, according to which we pay interest at a rate of SOFR or term SOFR plus a margin; as such increases in interest rates could affect our results of operations and ability to service our debt.  As of December 31, 2024, we had aggregate variable-rate borrowings, of $248.4 million.  We have not entered into any hedging contracts to protect against interest rate fluctuations.

The following table sets forth the sensitivity of our existing loans as of December 31, 2024, assuming no changes to our borrowings after December 31, 2024, as to a 100-basis point increase in Term SOFR and reflects the additional interest expense.

Year	Amount
2025	$2.3 million
2026	$1.8 million
2027	$1.3 million
2028	$0.9 million
2029	$0.6 million
2030	$0.1 million
Total	$7.0 million

Foreign Currency Exchange Rate Risk

We generate all of our revenue in U.S. dollars.  The minority of our operating expenses (approximately 9% in 2024) and about half of our general and administration expenses (approximately 52% in 2024) are in currencies other than the U.S. dollar, primarily the Euro.  For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction.  We do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2024, these non-US dollar expenses represented 12% of our revenues.  However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations.  We have not hedged currency exchange risks associated with our expenses as of December 31, 2024.

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

Management (our Chief Executive Officer and our Chief Financial Officer) has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2024).  The term disclosure controls and procedures is defined under the Commission’s rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management (our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management (our Chief Executive Officer and our Chief Financial Officer), has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the framework established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2024.

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

c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Seanergy Maritime Holdings Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Seanergy Maritime Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024 of the Company and our report dated March 21, 2025, expressed an unqualified opinion on those financial statements.

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
March 21, 2025

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

Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2024 and for the fiscal year ended December 31, 2023. Audit, audit-related and non-audit services billed and accrued from Deloitte Certified Public Accountants S.A., as applicable are as follows:

	2024	2023
Audit fees	$479,000	$318,000
Audit related fees	33,000	28,000
Tax fees	-	-
All other fees	-	-
Total fees	$512,000	$346,000

Audit fees for 2024 related to professional services rendered for the audit of our financial statements and the audit of internal control over financial reporting for the year ended December 31, 2024. Audit fees also include fees for any services associated with audits of subsidiaries of the Company and with registration statements, reports and documents filed with the SEC. Audit related fees relate to services in connection with equity offerings and issuance of comfort letters. Audit fees for 2023 related to professional services rendered for the audit of our financial statements and the audit of internal control over financial reporting for the year ended December 31, 2023. As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units )	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
February 1-29, 2024	115,312	$7.29	115,312	$24,059,991
June 1-30, 2024	80,000	$10.97	80,000	$23,180,991
July 1-31, 2024	86,903	$10.18	86,903	$22,294,701
September 1-30, 2024	10,000	$10.00	10,000	$22,194,453
October 1-31, 2024	111,826	$10.37	111,826	$21,032,653
November 1-30, 2024	85,000	$8.80	85,000	$20,282,766
December 1-31, 2024	30,000	$7.64	30,000	$20,053,003

In addition, the Company’s Chairman and Chief Executive Officer acquired, during 2024, a total of 33,400 common shares in the open market for an aggregate purchase price of approximately $0.3 million. In 2025, until March 18, 2025, he acquired a total of 34,000 common shares in the open market for an aggregate purchase price of approximately $0.2 million.

On December 13, 2023, the board of directors authorized the December 2023 Repurchase Plan. This plan expires on December 31, 2025 and, as of the date of this annual report, 532,411 common shares have been repurchased in the open market under this plan at an average price of $9.29 per share and approximately $20.1 million remains available for repurchases under this plan.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM16G.	CORPORATE GOVERNANCE

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

Our board of directors has adopted the “Statement of Company Policy – Trading in the Company’s Securities” in relation to policies and procedures to detect and prevent insider trading (“Insider Trading Policy”) governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Insider Trading Policy has been filed as Exhibit 11.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 3, 2024.

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

The financial information required by this item, together with the report of Deloitte Certified Public Accountants S.A., is set forth on pages F-1 through F-39 and are filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to the registrant’s report on Form 6-K filed with the Commission on August 30, 2019)

1.2
Amendment to Restated Articles of Incorporation dated June 29, 2020 (incorporated herein by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-1 filed with the Commission on February 19, 2021)

1.3
Amendment to Restated Articles of Incorporation dated February 15, 2023 (incorporated herein by reference to Exhibit 3.8 to the registrant’s report on Form 6-K filed with the Commission on February 15, 2023)

1.4	Fourth Amended and Restated Bylaws (incorporated herein by reference to Exhibit 1.1 to the registrant’s report on Form 6-K furnished to the Commission on December 14, 2023)

2.1	Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed with the Commission on February 15, 2023)

2.2
Statement of Designation of the Series A Participating Preferred Shares of the Company (incorporated herein by reference to Exhibit 3.1 to the registrant’s report on Form 6-K filed with the Commission on July 2, 2021)

2.3
Amended and Restated Shareholders Rights Agreement, dated as of December 13, 2023, by and between Seanergy Maritime Holdings Corp. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K furnished to the Commission on December 14, 2023)

2.4
Statement of Designation of the Series B Preferred Shares of the Company (incorporated herein by reference to Exhibit 99.4 to the registrant’s report on Form 6-K filed with the Commission on December 10, 2021)

2.5	Description of Securities*

4.1	Amended and Restated 2011 Equity Incentive Plan of the registrant adopted on March 12, 2025*

4.2
Form of Ship Technical Management Agreement with V.Ships Greece for the M/V Friendship (incorporated herein by reference to Exhibit 4.6 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023)

4.3
Form of Ship Technical Management Agreement with V.Ships Greece for M/VS Titanship and Paroship (incorporated herein by reference to Exhibit 4.3 to the registrant’s annual report on Form 20-F filed with the Commission on April 3, 2024)

4.4
Form of Ship Technical Management Agreement with V.Ships Greece for the M/V Championship (incorporated herein by reference to Exhibit 4.7 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023)

4.5	Form of Ship Technical Management Agreement with V.Ships Greece for the M/Vs Blueship and Meiship*

4.6	Form of Addendum to Ship Technical Management Agreements with V.Ships Greece in relation to emissions scheme obligations for the M/Vs Friendship, Titanship, Paroship and Championship*

4.7	Form of Guarantee in respect of the M/Vs Friendship, Titanship, Paroship, Championship, Blueship and Meiship between the registrant and V.Ships Greece in relation to emission scheme obligations*

4.8
Form of Ship Technical Management Agreement with Seanergy Shipmanagement Corp. (incorporated herein by reference to Exhibit 4.10 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022)

4.9
Form of Ship Technical Management Agreement with Seanergy Shipmanagement Corp. for the M/V Friendship (incorporated herein by reference to Exhibit 4.11 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022)

4.10
Commercial Management Agreement dated March 2, 2015 between Seanergy Management Corp. and Fidelity Marine Inc. (incorporated herein by reference to Exhibit 4.52 to the registrant’s annual report on Form 20-F filed with the Commission on April 21, 2015)

4.11
Amendment No. 1 dated September 11, 2015 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (incorporated herein by reference to Exhibit 4.14 to the registrant’s annual report on Form 20-F filed with the Commission on April 20, 2016)

4.12
Amendment No. 2 dated as of February 24, 2016 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (incorporated herein by reference to Exhibit 4.15 to the registrant’s annual report on Form 20-F filed with the Commission on April 20, 2016)

4.13
Amendment No. 3 dated February 1, 2018 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (incorporated herein by reference to Exhibit 4.13 to the registrant’s annual report on Form 20-F filed with the Commission on March 7, 2018)

4.14
Amendment No. 4 dated June 28, 2018 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (incorporated herein by reference to Exhibit 4.19 to the registrant’s annual report on Form 20-F filed with the Commission on March 25, 2019)

4.15
Amendment No. 5 dated November 3, 2021 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (incorporated herein by reference to Exhibit 4.17 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022)

4.16
Registration Rights Agreement dated March 12, 2015 between the registrant and Stamatios Tsantanis (incorporated herein by reference to Exhibit 4.58 to the registrant’s annual report on Form 20-F filed with the Commission on April 21, 2015)

4.17
Sale and Purchase Agreement dated September 19, 2018 between Seanergy Management Corp. and Hyundai Materials Corporation (incorporated herein by reference to Exhibit 10.89 to the registrant’s registration statement on Form F-1 filed with the Commission on November 8, 2018)

4.18
Bareboat Charter Agreement dated May 11, 2021 between with Cargill International SA and Flag Marine Co. for the M/V Flagship (incorporated herein by reference to Exhibit 4.53 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022)

4.19
Guarantee and Indemnity in respect of the M/V Flagship dated May 11, 2021 between the registrant and Cargill International SA (incorporated herein by reference to Exhibit 4.54 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022)

4.20
Facility Agreement dated December 20, 2021 between the registrant, Sea Genius Shipping Co., and Sinopac Capital International (HK) Limited (incorporated herein by reference to Exhibit 4.62 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022)

4.21
Overriding Agreement dated August 25, 2023 to the Facility Agreement dated December 20, 2021 between, inter alia, the registrant, Sea Genius Shipping Co., Seanergy Shipmanagement Corp. and Sinopac Capital International (HK) Limited (incorporated herein by reference to Exhibit 4.29 to the registrant’s annual report on Form 20-F filed with the Commission on April 3, 2024)

4.22
Bareboat Charter Agreement dated February 25, 2022 between Artemis Lease 01 Limited and Partner Marine Co. for the M/V Partnership (incorporated herein by reference to Exhibit 4.63 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022)

4.23
Performance Guarantee in respect of the M/V Partnership between the registrant and Artemis Lease 01 Limited dated February 25, 2022 (incorporated herein by reference to Exhibit 4.64 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022)

4.24
Facility Agreement dated June 21, 2022 between Duke Shipping Co. and Alpha Bank S.A. (incorporated herein by reference to Exhibit 4.53 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023)

4.25
Deed of Accession, Amendment and Restatement relating to a facility agreement dated October 10, 2022, dated April 18 2023, between the registrant, Fellow Shipping Co., Premier Marine Co., Champion Marine Co. and Danish Ship Finance A/S (incorporated herein by reference to Exhibit 4.36 to the registrant’s annual report on Form 20-F filed with the Commission on April 3, 2024)

4.26
Class D Warrant Agency Agreement dated April 2, 2020 by and between Continental Stock Transfer & Trust Company and the registrant (incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed with the Commission on April 3, 2020)

4.27	Form of Class D Warrant Certificate (incorporated herein by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed with the Commission on April 3, 2020)

4.28
Bareboat Charter Agreement dated March 29, 2023 between Great Something Co, Ltd. and Knight Ocean Navigation Co. for the M/V Knightship (incorporated herein by reference to Exhibit 4.59 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023)

4.29
Addendum to the Bareboat Charter Agreement dated March 29, 2023 between Great Something Co., Ltd. and Knight Ocean Navigation Co. for the M/V Knightship, dated March 29, 2023 (incorporated herein by reference to Exhibit 4.60 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023)

4.30
Charterer Performance Guarantee in respect of the M/V Knightship dated March 29, 2023 between the registrant and Great Something Co., Ltd. (incorporated herein by reference to Exhibit 4.61 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023)

4.31
Bareboat Charterparty dated April 24, 2023 between Village Seven Co., Ltd., V7 Fune Inc. and Lord Ocean Navigation Co. for the M/V Lordship (incorporated herein by reference to Exhibit 4.43 to the registrant’s annual report on Form 20-F filed with the Commission on April 3, 2024)

4.32
Addendum No.1 to the Bareboat Charterparty dated April 24, 2023 between Village Seven Co., Ltd., V7 Fune Inc. and Lord Ocean Navigation Co. for the M/V Lordship, dated April 24, 2023 (incorporated herein by reference to Exhibit 4.44 to the registrant’s annual report on Form 20-F filed with the Commission on April 3, 2024)

4.33	Addendum No.2 to the Bareboat Charterparty dated April 24, 2023 between Village Seven Co., Ltd., V7 Fune Inc. and Lord Ocean Navigation Co. for the M/V Lordship, dated May 22, 2024*

4.34
Guarantee in respect of the M/V Lordship dated April 24, 2023 of the registrant in favor of Village Seven Co., Ltd. and V7 Fune Inc. (incorporated herein by reference to Exhibit 4.45 to the registrant’s annual report on Form 20-F filed with the Commission on April 3, 2024)

4.35	Bareboat Charter dated June 4, 2024 between Hao Leo Limited and Hellas Ocean Navigation Co. for the M/V Hellasship*

4.36	Bareboat Charter dated June 4, 2024 between Hao Virgo Limited and Patriot Shipping Co. for the M/V Patriotship*

4.37	Bareboat Charter dated June 4, 2024 between Hao Cancer Limited and Icon Ocean Navigation Co. for the M/V Iconship*

4.38	Form of Guarantee in respect of the M/Vs Hellasship, Patriotship and Iconship between the registrant and Hao Leo Limited, Hao Virgo Limited and Hao Cancer Limited, respectively*

4.39	Bareboat Charter dated August 29, 2024 between Hinode Kaiun Co., Ltd., Sunmarine Maritime S.A. and Kaizen Shipping Co. for the M/V Kaizenship*

4.40	Supplementary Agreement to the Bareboat Charter dated August 29, 2024 between Hinode Kaiun Co., Ltd., Sunmarine Maritime S.A. and Kaizen Shipping Co. for the M/V Kaizenship, dated August 29, 2024*

4.41	Guarantee in respect of the M/V Kaizenship dated August 29, 2024 of the registrant in favour of Hinode Kaiun Co., Ltd. and Sunmarine Maritime S.A.*

4.42	Facility Agreement dated October 21, 2024 between the registrant, Paros Ocean Navigation Co., Titan Ocean Navigation Co. and Alpha Bank S.A.*

4.43	Bareboat Charter dated January 23, 2025 between Bluejay Maritime S.A. and Blue Shipping Co. for the M/V Blueship*

4.44	Guarantee in respect of the M/V Blueship dated January 23, 2025 of the registrant in favour of Bluejay Maritime S.A.*

4.45	Facility Agreement dated February 24, 2025 between the registrant, World Shipping Co., Honor Shipping Co., Mei Shipping Co. and Piraeus Bank S.A.*

4.46	Bareboat Charter Agreement dated March 13, 2025 between Insight 22 Holding Limited and Squire Ocean Navigation Co. for the M/V Squireship*

4.47	Bareboat Charter Agreement dated March 13, 2025 between Insight 23 Holding Limited and Friend Ocean Navigation Co. for the M/V Friendship*

4.48	Form of Guarantee in respect of the M/Vs Squireship and Friendship between the registrant and Insight 22 Holding Limited and Insight 23 Holding Limited respectively*

4.49
Form of Class E Warrant Agency Agreement by and between the registrant and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K furnished to the Commission on August 19, 2020)

4.50	Form of Class E Warrant (incorporated herein by reference to Exhibit 4.2 to the registrant’s report on Form 6-K furnished to the Commission on August 19, 2020)

4.51
Form of Technical Management Agreement with Seanergy Shipmanagement Corp. for dry bulk vessels of United Maritime Corporation (incorporated herein by reference to Exhibit 4.67 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023)

4.52
Contribution and Conveyance Agreement dated July 5, 2022 between the registrant and United Maritime Corporation (incorporated herein by reference to Exhibit 4.68 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023)

4.53
Right of First Refusal and First Offer Agreement between the registrant and United Maritime Corporation (incorporated herein by reference to Exhibit 4.69 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023)

4.54
Master Management Agreement dated July 5, 2022 between the registrant and United Maritime Corporation (incorporated herein by reference to Exhibit 4.70 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023)

4.55
Commercial Management Agreement dated April 5, 2023 between Seanergy Management Corp. and United Management Corp. (incorporated herein by reference to Exhibit 4.53 to the registrant’s annual report on Form 20-F filed with the Commission on April 3, 2024)

8.1	List of Subsidiaries*

11.1
Statement of Company Policy – Trading in the Company’s Securities (incorporated herein by reference to Exhibit 11.1 to the registrant’s annual report on Form 20-F filed with the Commission on April 3, 2024)

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Deloitte Certified Public Accountants S.A.*

15.2	Consent of Watson Farley & Williams LLP*

97.1
Policy for the Recovery of Erroneously Awarded Incentive Compensation (incorporated herein by reference to Exhibit 97.1 to the registrant’s annual report on Form 20-F filed with the Commission on April 3, 2024)

101
The following financial information from the registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2024, formatted in Inline Extensible Business Reporting Language (XBRL)*
(1) Consolidated Balance Sheets as of December 31, 2024 and 2023;
(2) Consolidated Statements of Income/(loss) for the years ended December 31, 2024, 2023 and 2022;
(3) Consolidated Statements of Shareholders’ (Deficit) / Equity for the years ended December 31, 2024, 2023 and 2022; and
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEANERGY MARITIME HOLDINGS CORP.

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chairman & Chief Executive Officer

Date: March 21, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Seanergy Maritime Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seanergy Maritime Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
March 21, 2025
We have served as the Company’s auditor since 2022.

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2024 and 2023
(In thousands of US Dollars, except for share and per share data)

		2024	2023
ASSETS
Current assets:
Cash and cash equivalents	4	21,866	19,378
Restricted cash	4, 8	8,050	50
Accounts receivable trade, net	13	404	896
Inventories	5	1,693	1,559
Prepaid expenses		3,528	1,238
Due from related parties	3	7,271	308
Other current assets	2	2,113	1,656
Intangible assets	2	973	-
Total current assets		45,898	25,085

Fixed assets:
Vessels, net	6	484,492	410,476
Advances for vessel acquisition	6	3,700	-
Finance lease, right-of-use asset	7	-	29,562
Other fixed assets, net		267	423
Total fixed assets		488,459	440,461

Other non-current assets:
Deferred charges and other investments, non-current	2	6,127	6,397
Intangible assets, non-current	2	60	-
Restricted cash, non-current	4, 8	5,000	5,500
Operating lease, right-of-use asset	11	282	405
Other non-current assets		27	29
TOTAL ASSETS		545,853	477,877

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $1,627 and $1,175, respectively	8	37,401	31,780
Finance lease liability, current	7	-	21,778
Trade accounts and other payables		7,112	5,489
Accrued liabilities	2	9,626	7,736
Operating lease liability, current	11	93	105
Deferred revenue	13	2,094	2,136
Other current liabilities	12, 17	5,297	491
Total current liabilities		61,623	69,515

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $2,237 and $1,746, respectively	8	220,186	179,010
Operating lease liability, non-current	11	189	300
Deferred revenue, non-current	13	67	254
Other liabilities, non-current	8	1,609	353
Total liabilities		283,674	249,432

Commitments and contingencies	11

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; 20,000 and 20,000 shares issued and outstanding as at December 31, 2024 and 2023, respectively	12	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2024 and 2023; 20,374,165 and 19,636,352 shares issued and outstanding as at December 31, 2024 and 2023, respectively	12	2	2
Additional paid-in capital	12	595,947	590,129
Accumulated deficit		(333,770)	(361,686)
Total stockholders’ equity		262,179	228,445
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		545,853	477,877

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Income
For the years ended December 31, 2024, 2023 and 2022
(In thousands of US Dollars, except for share and per share data)

	Notes	2024	2023	2022
Vessel revenue, net	13	164,881	107,036	122,629
Fees from related parties	3	2,578	3,198	2,391
Revenue, net		167,459	110,234	125,020
Expenses:
Voyage expenses		(3,297)	(2,851)	(4,293)
Vessel operating expenses		(46,985)	(42,260)	(43,550)
Management fees		(760)	(700)	(1,368)
General and administration expenses	16	(23,971)	(22,149)	(17,412)
Amortization of deferred dry-docking costs	2	(4,202)	(4,155)	(4,880)
Depreciation and amortization	6, 7	(25,493)	(24,676)	(23,417)
Gain on sale of vessels, net from related party	3, 6	-	8,094	-
Loss on forward freight agreements, net		(177)	(188)	(417)
Operating income		62,574	21,349	29,683
Other income / (expenses), net:
Interest and finance costs	14	(20,603)	(20,694)	(15,332)
Loss on extinguishment of debt	8	(653)	(540)	(1,291)
Interest and other income	3	2,096	2,443	1,361
Gain on spin-off of United Maritime Corporation	3	-	-	2,800
Foreign currency exchange gains/ (losses), net		58	(276)	(10)
Total other expenses, net		(19,102)	(19,067)	(12,472)
Net income before income taxes		43,472	2,282	17,211
Income taxes		-	-	28
Net income		43,472	2,282	17,239

Net income per common share, basic	15	2.12	0.12	0.97
Net income per common share, diluted	15	2.11	0.12	0.96

Weighted average common shares outstanding, basic	15	19,745,379	18,394,419	17,439,033
Weighted average common shares outstanding, diluted	15	19,879,876	18,442,688	17,684,048

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2024, 2023 and 2022
 (In thousands of US Dollars, except for share data)
	Preferred Stock Series B		Common stock		Additional		Total
	# of Shares	Par Value	# of Shares	Par Value	paid-in capital	Accumulated deficit	stockholders’ equity
Balance, January 1, 2022	20,000	-	17,298,614	2	597,723	(353,249)	244,476
Cumulative adjustment due to adoption of ASU 2020-06 (Note 9)	-	-	-	-	(21,165)	10,216	(10,949)
Issuance of common stock (including the exercise of warrants) (Note 12)	-	-	10,000	-	70	-	70
Stock based compensation (Note 16)	-	-	883,000	-	7,185	-	7,185
Repurchase of warrants (Note 12)	-	-	-	-	(122)	-	(122)
Dividends ($1.25 per share) (Note 12)	-	-	-	-	-	(22,472)	(22,472)
United Maritime Corporation spin-off (Note 3)	-	-	-	-	-	(13,728)	(13,728)
Net income	-	-	-	-	-	17,239	17,239
Balance, December 31, 2022	20,000	-	18,191,614	2	583,691	(361,994)	221,699
ATM offering (Note 12)	-	-	1,099	-	(191)	-	(191)
Stock based compensation (Note 16)	-	-	1,823,467	-	9,147	-	9,147
Dividends ($0.10 per share) (Note 12)	-	-	-	-	-	(1,974)	(1,974)
Warrants buyback (Note 12)	-	-	-	-	(816)	-	(816)
Share buyback (Note 12)	-	-	(375,531)	-	(1,679)	-	(1,679)
Redemption of fractional shares due to reverse stock split	-	-	(4,297)	-	(23)	-	(23)
Net income	-	-	-	-	-	2,282	2,282
Balance, December 31, 2023	20,000	-	19,636,352	2	590,129	(361,686)	228,445
Issuance of common stock (including the exercise of warrants) (Note 12)	-	-	180,000	-	885	-	885
ATM offering (Note 12)	-	-	576,120	-	4,796	-	4,796
Stock based compensation (Note 16)	-	-	500,734	-	4,987	-	4,987
Dividends ($0.76 per share) (Note 12)	-	-	-	-	-	(15,556)	(15,556)
Share buyback (Note 12)	-	-	(519,041)	-	(4,850)	-	(4,850)
Net income	-	-	-	-	-	43,472	43,472
Balance, December 31, 2024	20,000	-	20,374,165	2	595,947	(333,770)	262,179

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2024, 2023 and 2022
(In thousands of US Dollars)
	2024	2023	2022
Cash flows from operating activities:
Net income	43,472	2,282	17,239
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,493	24,676	23,417
Amortization of deferred dry-docking costs	4,202	4,155	4,880
Amortization of deferred finance costs and debt discounts	1,726	2,241	2,859
Stock based compensation	4,987	9,147	7,185
Loss on extinguishment of debt	653	540	1,291
Gain on spin-off of United Maritime Corporation	-	-	(2,800)
Gain on sale of vessels, net	-	(8,094)	-
Changes in operating assets and liabilities:
Accounts receivable trade, net	492	(176)	(839)
Due (to) / from related parties	(2,552)	521	(595)
Inventories	(135)	219	(840)
Prepaid expenses	(2,291)	(141)	22
Other current assets	(457)	(581)	(641)
Deferred charges, non-current	(2,953)	(211)	(9,494)
Intangible assets, current	(973)	-	-
Intangible assets, non-current	(60)	-	-
Other non-current assets	2	(1)	2
Trade accounts and other payables	1,475	(2,222)	(589)
Accrued liabilities	2,427	(1,155)	2,155
Deferred revenue	(42)	(96)	(5,463)
Deferred revenue, non-current	(188)	219	(503)
Net cash provided by operating activities	75,278	31,323	37,286
Cash flows from investing activities:
Proceeds from sale of vessels/assets held for sale	-	23,910	-
Due from related parties	(4,411)	-	-
Vessels acquisitions and improvements	(70,651)	(314)	(70,321)
Advances for vessel acquisition	(3,700)	-	-
Finance lease prepayments and other initial direct costs	(610)	(7,000)	-
Deposits assets, non-current	-	1,325	-
Advances from related party from sale of vessels	-	-	12,688
Investment in Series C preferred shares	-	-	(10,000)
Proceeds from redemption of Series C preferred shares	-	-	10,000
Term deposits	-	-	1,500
Purchase of other fixed assets	-	(176)	(130)
Net cash (used in) / provided by investing activities	(79,372)	17,745	(56,263)
Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	5,823	8	70
Proceeds from long-term debt and other financial liabilities	120,779	53,750	124,800
Proceeds from other non-current liabilities	503	-	-
Repayments of long-term debt and other financial liabilities	(73,038)	(88,742)	(89,698)
Repayments of convertible notes	-	(11,165)	(10,000)
Payments for repurchase of common stock	(4,850)	(1,679)	-
Payments for repurchase of warrants	-	(808)	-
Dividend payments	(10,750)	(6,031)	(17,924)
Payments of financing and stock issuance costs	(2,607)	(1,318)	(1,420)
Payments of finance lease liabilities	(21,778)	(609)	-
Payments of fractional shares due to reverse stock split	-	(23)	-
Net cash provided by / (used in) financing activities	14,082	(56,617)	5,828
Net increase / (decrease) in cash and cash equivalents and restricted cash	9,988	(7,549)	(13,149)
Cash and cash equivalents and restricted cash at beginning of period	24,928	32,477	45,626
Cash and cash equivalents and restricted cash at end of period	34,916	24,928	32,477

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	20,051	18,429	11,710

Noncash investing activities:
Vessels acquisitions and improvements	119	-	1,015
Finance lease, right-of use assets and initial direct costs	-	22,997	-

Noncash financing activities:
Dividends declared but not paid (Note 12)	5,297	491	4,548
Financing and stock issuance costs	857	562	-

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

On December 31, 2024, the Company had a working capital deficit of $15,725, which includes an amount of $2,094 relating to pre-collected revenue and is included in deferred revenue in the accompanying consolidated balance sheets. This amount represents current liabilities that do not require future cash settlement. The working capital deficit is mainly attributable to the repayments due under the long-term debt, the other financial liabilities and the finance lease liabilities. For the year ended December 31, 2024, the Company realized a net income of $43,472 and generated cash flow from operations of $75,278. The Company believes it has the ability to continue as a going concern over the next twelve months following the date of the issuance of these financial statements and finance its obligations as they come due via cash from operations and through refinancing its existing loan agreements (Note 17).

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
a.           Subsidiaries in Consolidation:

Seanergy’s subsidiaries included in these consolidated financial statements:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Emperor Holding Ltd. (1)	Marshall Islands	N/A	N/A	N/A
Pembroke Chartering Services Limited (1)(3)(4)	Malta	N/A	N/A	N/A
Sea Genius Shipping Co. (1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Sea Glorius Shipping Co. (7)	Marshall Islands	Gloriuship	November 3, 2015	July 5, 2022
Premier Marine Co. (1)	Marshall Islands	Premiership	September 11, 2015	N/A
Squire Ocean Navigation Co. (1)	Liberia	Squireship	November 10, 2015	N/A
Lord Ocean Navigation Co. (1)(5)	Liberia	Lordship	November 30, 2016	April 28, 2023
Champion Marine Co. (1)	Marshall Islands	Championship	November 7, 2018	N/A
Fellow Shipping Co. (1)	Marshall Islands	Fellowship	November 22, 2018	N/A
Friend Ocean Navigation Co. (1)	Liberia	Friendship	July 27, 2021	N/A
World Shipping Co. (1)	Marshall Islands	Worldship	August 30, 2021	N/A
Duke Shipping Co. (1)	Marshall Islands	Dukeship	November 26, 2021	N/A
Partner Marine Co. (1)(5)	Marshall Islands	Partnership	March 9, 2022	March 9, 2022
Honor Shipping Co. (1)	Marshall Islands	Honorship	June 27, 2022	N/A
Paros Ocean Navigation Co. (1)	Liberia	Paroship	December 27, 2022	N/A
Knight Ocean Navigation Co. (1)(5)	Liberia	Knightship	December 13, 2016	April 6, 2023
Flag Marine Co. (1)(5)	Marshall Islands	Flagship	May 6, 2021	May 11, 2021
Hellas Ocean Navigation Co. (1)(5)	Liberia	Hellasship	May 6, 2021	June 28, 2024
Patriot Shipping Co. (1)(5)	Marshall Islands	Patriotship	June 1, 2021	June 28, 2024
Good Ocean Navigation Co. (1)(4)	Liberia	Goodship	August 7, 2020	February 10, 2023
Traders Shipping Co. (1)(4)	Marshall Islands	Tradership	June 9, 2021	February 28, 2023
Gladiator Shipping Co. (1)(4)	Marshall Islands	Gladiatorship	September 29, 2015	October 11, 2018
Partner Shipping Co. Limited (1)(4)	Malta	Partnership	May 31, 2017	March 9, 2022
Titan Ocean Navigation Co. (1)	Liberia	Titanship	October 24, 2024	N/A
Icon Ocean Navigation Co. (1)(5)	Liberia	Iconship	June 11, 2024	June 11, 2024
Kaizen Shipping Co. (1)(5)	Marshall Islands	Kaizenship	October 1, 2024	October 1, 2024
Martinique International Corp. (1)(6)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014
Harbour Business International Corp. (1)(6)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014
Atsea Ventures Corp. (1)	Marshall Islands	N/A	N/A	N/A

(1)	Subsidiaries wholly owned
(2)	Management companies
(3)	Chartering services company
(4)	Dormant companies
(5)	Bareboat charterers
(6)	Dormant companies since 2018
(7)	Subsidiary and vessel contributed to United following the Spin-off on July 5, 2022

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
2.	Significant Accounting Policies:

(a)	Principles of Consolidation

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

Accounts receivable trade, net, include receivables from charterers, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate provision for doubtful accounts. The Company also assessed the provisions of ASC 326, “Financial Instruments—Credit Losses”, by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s consolidated financial statements. No provision for doubtful accounts was established as of December 31, 2024 and 2023.

(i)	Inventories

Inventories consist of lubricants and bunkers, which are measured at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.  Cost is determined by the first in, first out method.

(j)	Insurance Claims

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses and for legal fees covered by directors’ and officers’ liability insurance. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, or when liabilities are incurred by the Company’s directors and officers in their capacities as officers and directors, recovery is probable under the related insurance policies, the claim is not subject to litigation and the Company can make an estimate of the amount to be reimbursed. The classification of the insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. No provision for credit losses was recorded as of December 31, 2024 and 2023 pursuant to the provisions of ASC 326.

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
In addition, other investments, relating to vessels’ equipment not yet installed, are included in “Deferred charges and other investments, non-current” in the consolidated balance sheets. Amounts paid for this equipment are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statements of cash flows.

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

Effective January 1, 2024 and following management’s reassessment of the residual value of the vessels, the estimated scrap value per LWT was increased to $0.35 from $0.30. Management’s estimate was based on the average demolition prices prevailing in the market in the last 15 years. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections”, was to increase net income for the year ended December 31, 2024, by $1,925 or by $0.09 for basic and diluted earnings per share based on the Company’s existing fleet as of January 1, 2024.

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

For the year ended December 31, 2024, indicators of impairment existed for one of the Company’s vessels as its carrying value plus any unamortized dry-docking costs was higher than its market value. The carrying value of the Company’s vessel plus any unamortized dry-docking costs for which impairment indicators existed as at December 31, 2024, was $35,083. From the impairment exercise performed, the undiscounted projected operating cash flows expected to be generated by the use of this vessel were higher than the vessel’s carrying value, plus any unamortized dry-docking costs, and thus the Company concluded that no impairment charge should be recorded.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(n)	Assets held for sale

The Company classifies a vessel along with associated inventories as being held for sale when all of the criteria under ASC 360, “Property, Plant and Equipment”, are met: (i) management has committed to a plan to sell the vessel; (ii) the vessel is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; (iv) the sale of the vessel is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the vessel is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under “Impairment loss” in the consolidated statements of income. The vessels are not depreciated once they meet the criteria to be classified as held for sale.

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

Revenues are generated from time charters and spot charters. A time charter is a contract for the use of a vessel as well as vessel operations for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Spot charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate per ton of cargo or for a lump sum amount.

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

The Company accounts for its spot charter contracts following the provisions of ASC 606, “Revenue from contracts with customers”. The Company has determined that its spot charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company retains control over the operations of the vessel, provided also that the terms of the spot charter are predetermined, and any change requires the Company’s consent and are therefore considered service contracts. Spot charter revenue is recognized on a pro-rata basis over the duration of the voyage from loading to discharge, when a voyage agreement exists, the price is fixed or determinable, service is provided and the collection of the related revenue is reasonably assured. For voyage charters, the Company satisfies its single performance obligation to transfer cargo under the contract over the voyage period. The Company has taken the practical expedient not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

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

Fees from related parties: The Company accounts for fees from related parties in accordance with ASC 606. Seanergy earns, either directly or through a subsidiary, a fixed fee per day and month in accordance with the master management agreement and technical management agreements, respectively, entered into with United and certain of United’s subsidiaries (Note 3). In addition, according to the commercial management agreement entered into with a subsidiary of United, the Company earns through a subsidiary a fixed percentage on the gross freight, demurrage and charter hire, except for any vessels that are chartered-out to the Company (Note 3). These commission fees are recognized ratably over the duration of the charter or voyage period. Seanergy earns also a fee equal to 1% of the contract price of any vessel bought or sold or bareboat chartered by them on United’s behalf. Fees related to sale and purchase or bareboat chartering services are recognized upon completion of the relevant purchase or sale.

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

Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions are payable to the charterer and are included in “Vessel revenue, net” while brokerage commissions to third parties are included in “Voyage expenses”. For the years ended December 31, 2024, 2023 and 2022, an amount of $6,108, $3,869 and $4,554, respectively, was included in “Vessel revenue, net” related to address commission to third parties.

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

Seanergy Management Corp. (“Seanergy Management”), the Company’s management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros. The contribution to be paid in 2025 by Seanergy Management for 2024 is estimated at $152 and is included in “General and administration expenses”. The contribution paid in the years ended December 2024 and 2023 was $103 and $110, respectively.

Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”), the Company’s second management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros. The contribution to be paid in 2025 by Seanergy Shipmanagement for 2024 is estimated at $NIL. No contribution was paid by Seanergy Shipmanagement in the years ended December 2024 and 2023.

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

Based on the Company’s analysis of its shareholdings during 2024, the Publicly-Traded Test for the entire 2024 year has been satisfied in that less than 50% of the Company’s issued and outstanding shares were held by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock for more than half the days during the 2024 taxable year. Effectively, the Company and each of its subsidiaries qualify for this statutory tax exemption for the 2024 taxable year.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Certain charterparties of the Company contain clauses that permit the Company to seek reimbursement from charterers of any U.S. tax paid. The Company has in the past sought reimbursement and has secured payment from most of its charterers. The Company’s U.S. federal income tax based on its U.S. source shipping income for 2024, 2023 and 2022, taking into consideration charterers’ reimbursement, was $NIL, $NIL and $NIL, respectively.

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

The Company reports financial information and evaluates its operations by total charter revenues and not by the length of vessel employment, customer, type of charter or geographical area as the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. Although revenue can be identified for different types of charters, management does not identify expenses, profitability or other financial information for different charters. The Chief Operating Decision Maker (or “CODM”) assesses performance for the vessel operations segment and decides how to allocate resources based on consolidated net income.  As a result, management, including the CODM, reviewed operating results solely by revenue and consolidated operating results of the fleet, and thus the Company had determined that it had only one operating and reportable segment and has identified the Chairman and Chief Executive Officer as the CODM in accordance with ASC 280, “Segment Reporting”. The accounting policies applied to the reportable segment are the same as those used in the preparation of the Company’s consolidated financial statements.

(ab)	Fair Value Measurements

The Company follows the provisions of ASC 820, “Fair Value Measurement”, which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(ad)	Convertible Notes

As from January 1, 2022, the Company follows the provisions of ASU No. 2020-06 and convertible notes are reported as a single liability instrument and the interest rate is the coupon interest rate.

(ae)	Derivatives – Forward Freight Agreements

From time to time, the Company may take positions in derivative instruments including forward freight agreements, or FFAs. Generally, FFAs and other derivative instruments may be used to hedge the Company’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. The FFAs are not intended to serve as an economic hedge for the Company’s vessels that are being chartered in the spot market, but are assumed across all dry bulk vessel sectors based on the Company’s views of the underlying markets and short-term outlook. The Company measures the fair value of all open positions at each reporting date on this basis (Level 1). There were no open positions as of December 31, 2024 and 2023. The Company’s FFAs do not qualify for hedge accounting and therefore gains or losses are recognized in the consolidated statements of income under “Loss on forward freight agreements, net” and in the consolidated statements of cash flows in changes in operating assets and liabilities.

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

Under ASC 845-10-30-10 “Nonmonetary Transactions, Nonreciprocal Transfers with Owners” and ASC 505-60 “Spinoffs and Reverse Spinoffs”, a pro-rata spin-off of a consolidated subsidiary or equity method investee that meets the definition of a business under ASC 805, “Business Combinations” is recognized at the carrying amount (after reduction, if applicable, of impairment) of the nonmonetary assets distributed within equity and no gain or loss is recognized. If the pro-rata spin-off of a consolidated subsidiary or equity method investee does not meet the definition of a business under ASC 805, the nonreciprocal transfer of nonmonetary assets is accounted for at fair value, if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution, and the spinnor recognizes a gain or loss for the difference between the fair value and book value of the spinnee. A transaction is considered pro rata if each owner receives an ownership interest in the transferee in proportion to its existing ownership interest in the transferor (even if the transferor retains an ownership interest in the transferee). In accordance with ASC 805, if substantially all of the fair value of the gross assets distributed in a spin-off are concentrated in a single identifiable asset or group of similar identifiable assets, then the spin-off of a consolidated subsidiary does not meet the definition of a business. The Company evaluated the United Maritime Corporation spin-off (Note 3) and concluded that it was a pro rata distribution to the owners of the Company of shares of a consolidated subsidiary that does not meet the definition of a business under ASC 805, as the fair value of the gross assets contributed to United was concentrated in a group of similar identifiable assets, the vessel. The Company also assessed that the fair value of the nonmonetary assets transferred to United was objectively measurable and clearly realizable to the transferor in an outright sale at or near the time of the distribution, and thus the Spin-off was measured at fair value and a gain for the difference between the fair value and book value of the assets contributed to United was recognized.

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

(ai)	European Union’s Emissions Trading System

The European Union’s Emissions Trading System (“EU ETS”) was extended to cover the maritime transportation industry commencing January 1, 2024, with application to all large ships of at least 5,000 gross tonnage. Vessels are in the scope of the scheme for those voyages which begin, end or pass through European Union (“EU”) waters. The Company has an obligation to surrender EU ETS emissions allowances (“EUAs”) to the EU for each ton of reported greenhouse gas emissions in the scope of the EU ETS. Where vessels are operated under tiime charters, such EUAs due to the EU are provided to the Company by the charterers pursuant to the terms of the time charter agreement.

Liabilities in relation to EUAs obligations under the EU ETS, but not yet surrendered, are categorized as “Accrued liabilities” if settlement to the EU is due within 12 months of the reporting date, and within “Other non-current liabilities” if settlement is due after 12 months of the reporting date. The liability is based on the total number of EUAs required to be submitted based on level of emissions occurring on or prior to the period end. For partially completed voyages, the value of the liability is initially estimated using the cost of EUAs that may be required to be submitted at the reporting date and updated following completion of the voyage. An equal and opposite asset is recognized in relation to EUAs due from charterers, within “Other current assets” or in case when the charterer has provided the Company with EUAs within “Intangible assets”. EUAs purchased and held by the Company intended to be used to settle its EUA obligations are categorized as intangible assets, valued at cost. These assets are not subject to amortization but are reviewed for impairment at the reporting date.

As of December 31, 2024, the Company recorded $698 in “Other current assets” and $1,671 in “Accrued liabilities”.

As of December 31, 2024, the Company held EUAs amounting to $973 that were provided by the charterers and are expected to be surrendered in September 2025 and are classified as “Intangible assets” in the accompanying consolidated balance sheets. The Company also held EUAs amounting to $60 to settle future EUA obligations and are classified as “Intangible assets, non-current” in the accompanying consolidated balance sheets as of December 31, 2024.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Recent Accounting Pronouncements Adopted

The Company has adopted ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the CODM. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. The Company has one reportable segment and has identified the Chairman and Chief Executive Officer as the CODM in accordance with ASC 280. The accounting policies applied to the reportable segment  are the same as those used in the preparation of the Company’s consolidated financial statements. The adoption of ASU No. 2023-07 did not have any effect in the Company’s consolidated financial statements, other than the disclosures made in this paragraph.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

There are no other recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s consolidated financial statements in the current or any future periods.

3.	Transactions with Related Parties:

On July 5, 2022, the Company completed the spin-off of its previously wholly-owned subsidiary, United Maritime Corporation (“United” or the “Spin-Off”).

On November 28, 2022, United redeemed its outstanding 10,000 Series C Preferred Shares held by Seanergy at a price equal to 105% of the original issue price, resulting in a cash inflow of $10,500. As of December 31, 2022, dividends received in respect with the Series C Preferred Shares amounted to $243 and the difference between the redemption price and the original price of Series C preferred Shares amounted to $500 and are included in “Interest and other income” in the consolidated  statements of income.

Management Agreements:

Master Management Agreement

On July 5, 2022, Seanergy entered into a master management agreement with United for the provision of technical, administrative, commercial, brokerage and certain other services. Certain of these services are being contracted directly with Seanergy’s wholly owned subsidiaries, Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”) and Seanergy Management. In consideration of Seanergy providing such services, United pays a fixed administration fee of $0.3 per vessel per day to Seanergy. The initial term of the master management agreement with United expired on December 31, 2024, and was automatically extended for an additional 12-month period. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Technical Management Agreement

In relation to the technical management, Seanergy Shipmanagement is responsible for arranging (directly or by subcontracting) for the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling for five of United’s vessels. Pursuant to the management agreements, Seanergy Shipmanagement earns a fixed management fee of $10 per month for such services for one vessel and thereafter a fixed management fee of $14 per month for five United vessels.

On July 19, 2024, the technical management of one of United’s vessel with Seanergy Shipmanagement was terminated due to her sale and on September 10, 2024, Seanergy Shipmanagement undertook the technical management of another United vessel. As of December 31, 2024, Seanergy Shipmanagement earns a fixed management fee of $14 per month for the aforesaid services for five United vessels.

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

Effective as of April 1, 2023, Seanergy Management has entered into a new commercial management agreement with United’s subsidiary, United Management Corp. (“United Management”) pursuant to which Seanergy Management acts as agent for United’s subsidiaries for the commercial management of United’s vessels, including voyage monitoring, freight collection, postfixing, sale, purchase and bareboat chartering. United agreed to pay Seanergy Management a fee equal to 0.75% of the gross freight, demurrage and charter hire collected from the employment of United’s vessels. In addition, Seanergy Management earns a fee equal to 1% of the contract price of any vessel bought, sold or bareboat chartered by them on United’s behalf, but not including any vessels bought, sold or bareboat chartered from or to Seanergy, or any vessel sale relating to a sale and leaseback transaction.

Right of First Refusal Agreement

On July 5, 2022, Seanergy entered into a Right of First Refusal Agreement with United. Pursuant to the agreement, Seanergy has a right of first refusal with respect to any opportunity available to United to sell, acquire or charter-in any Capesize vessel as well as with respect to chartering opportunities, other than short-term charters with a term of 13 months or less, available to United for Capesize vessels. In addition, United has a right of first offer with respect to any Capesize vessel sales by the Company. United exercised such right with respect to the sale of the Goodship and the Tradership (Note 6). Both vessels were delivered to United in February 2023. As of December 31, 2023, a gain on sale of vessel, net of sale expenses, amounting to $8,094 was recognized and is presented as “Gain on sale of vessels, net” in the consolidated statements of income (Note 6).

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

During the years ended December 31, 2024, 2023 and 2022, fees charged from Seanergy to United in relation to the above-mentioned services amounted to $2,578, $3,198 and $2,391 respectively and are presented in “Fees from related parties” in the consolidated statements of income.

As of December 31, 2024 and 2023, balance due from United amounted to $7,271 and $308, respectively, and is included in “Due from related parties” in the accompanying consolidated balance sheets.

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

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	21,866	19,378
Restricted cash	8,050	50
Restricted cash, non-current	5,000	5,500
Cash and cash equivalents and restricted cash	34,916	24,928

Restricted cash as of December 31, 2024 includes $8,000 as pledged, at the Company’s option, capital for a one-month interest period as per the October 2024 Alpha Bank Loan Facility (Note 8) and $50 of restricted deposits pledged as collateral for credit cards balances with one of the Company’s financial institutions. Restricted cash, non-current as of December 31, 2024 includes $2,000 of minimum liquidity requirements as per the June 2022 Piraeus Bank Loan Facility (Note 8), $2,000 of minimum liquidity requirements as per the October 2022 Danish Ship Finance Loan Facility (Note 8), $500 of minimum liquidity requirements as per the August 2021 Alpha Bank Loan Facility (Note 8), $500 of minimum liquidity requirements as per the June 2022 Alpha Bank Loan Facility (Note 8). Minimum liquidity, not legally restricted, as of December 31, 2024, of $9,500 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents” in the consolidated balance sheet.

Restricted cash as of December 31, 2023 includes $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Restricted cash, non-current as of December 31, 2023 includes $2,000 of minimum liquidity requirements as per the June 2022 Piraeus Bank Loan Facility (Note 8), $2,000 of minimum liquidity requirements as per the October 2022 Danish Ship Finance Loan Facility (Note 8), $500 of minimum liquidity requirements as per the August 2021 Alpha Bank Loan Facility (Note 8), $500 of minimum liquidity requirements as per the June 2022 Alpha Bank Loan Facility (Note 8), $500 of minimum liquidity requirements as per the December 2022 Alpha Bank Loan Facility (Note 8). Minimum liquidity, not legally restricted, as of December 31, 2023, of $9,600 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents” in the consolidated balance sheet.

5.	Inventories:

As of December 31, 2024 and 2023, inventories amounted to $1,693 and $1,559, respectively, in the accompanying consolidated balance sheets related to lubricants.

6.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2024	December 31, 2023
Cost:
Beginning balance	511,935	511,516
- Additions	98,202	419
Ending balance	610,137	511,935

Accumulated depreciation:
Beginning balance	(101,459)	(77,383)
- Depreciation for the period	(24,186)	(24,076)
Ending balance	(125,645)	(101,459)

Net book value	484,492	410,476

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Acquisitions

On October 24, 2024, following the exercise of the purchase option of the Titanship bareboat charter, an amount of $28,412 was derecognized from “Finance Lease, Right-of-use Assets” and recognized as “Vessels, net” (Note 7) in the accompanying consolidated balance sheet. The acquisition of the vessel was financed through the October 2024 Alpha Bank Loan Facility (Note 8).

On March 18, 2024, the Company entered into an agreement with an unaffiliated party for the purchase of a secondhand Capesize vessel, the Kaizenship, for a gross purchase price of $35,600. The vessel was delivered to the Company on October 1, 2024. The acquisition of the vessel was financed with cash on hand and through the Hinode Sale and Leaseback (Note 8).

On February 5, 2024, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Iconship, for a gross purchase price of $33,660. The vessel was delivered to the Company on June 11, 2024. The acquisition of the vessel was financed with cash on hand and through the AVIC Iconship Sale and Leaseback (Note 8).

During the years ended December 31, 2024 and 2023, amounts of $530 and $419, respectively, of improvements were capitalized that concern improvements on vessels performance and meeting environmental standards mainly due to installation of ballast water treatment systems and other energy saving devices. The cost of these additions was accounted as major improvement and were capitalized over the vessels’ cost and will be depreciated over the remaining useful life of each vessel.  Amounts paid within the year for the additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statement of cash flows.
As of December 31, 2024, all vessels, except for the vessels financed through other financial liabilities for which ownership is held by the lessors (i.e., sale and leaseback agreements) are mortgaged to secure loans of the Company (Note 8).

Advances for vessel acquisition

On December 12, 2024, the Company entered into an agreement with an unaffiliated party for the purchase of a secondhand Newcastlemax vessel, the Berge Kita, which was renamed Meiship, for a gross purchase price of $37,000. On December 13, 2024, the Company paid an advance of $3,700 according to terms of the agreement and the advance is included in “Advances for vessel acquisition” in the consolidated balance sheet as of December 31, 2024. Delivery of the vessel took place on February 27, 2025 (Note 17). The acquisition of the vessel was financed with cash on hand and through the 2025 Piraeus Bank Loan Facility (Note 17).
Gain on sale of vessels, net

On December 27, 2022, the Company entered into an agreement with United for the sale of a secondhand Capesize vessel, the Goodship, for a gross purchase price of $17,500. The vessel was delivered to her new owners on February 10, 2023. During the year ended December 31, 2023, a gain on sale of vessel, net of sale expenses, amounting to $4,887 was recognized and is presented as “Gain on sale of vessels, net” in the consolidated statements of income.
On December 27, 2022, the Company entered into an agreement with United for the sale of a secondhand Capesize vessel, the Tradership, for a gross purchase price of $18,750. The vessel was delivered to her new owners on February 28, 2023. During the year ended December 31, 2023, a gain on sale of vessel, net of sale expenses, amounting to $3,207 was recognized and is presented as “Gain on sale of vessels, net” in the consolidated statements of income.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
7.	Finance Lease, Right-of-use Assets and Finance Lease Liabilities:

On May 9, 2023, the Company entered into a twelve-month bareboat charter agreement with an unaffiliated third party for a secondhand Newcastlemax vessel, the Titanship. The Company advanced a down payment of $3,500 which was paid upon signing of the agreement and another down payment of $3,500 upon delivery of the vessel to the Company, which took place on October 24, 2023. The Company was paying a daily bareboat rate of $9 over the period of the twelve-month bareboat charter. At the end of the bareboat period, the Company had an option to purchase the vessel for $20,210, which the Company exercised. The Company had classified the above transaction as a finance lease. At the commencement date, the Company recognized a finance lease liability equal to the present value of lease payments during the bareboat charter period using an incremental borrowing rate of 5.4%. The Company recognized a finance lease liability of $22,388 and a corresponding right-of-use asset of $29,998 which also included $610 of initial direct costs. The amount of the right-of-use-assets was amortized on a straight-line method based on the estimated useful life of the vessel. On October 24, 2024, the Company exercised the purchase option for the Titanship and purchased the vessel at a price of $20,210 which was financed from the October 2024 Alpha Bank Loan Facility (Note 8). Following the exercise of the purchase option, the unamortized balance of $28,412 was transferred from “Finance Lease, Right-of-use Assets” to “Vessels, net” (Note 6) in the accompanying consolidated balance sheet.

During the years ended December 31, 2024 and 2023, the amortization of the right-of-use asset amounted to $1,150 and $436, respectively, and is presented in the Company’s consolidated statements of income under “Depreciation and amortization”. Interest expense on the finance lease liability for the same period amounted to $898 and $219 (Note 14). As of December 31, 2023, the right-of-use amounted to $29,562 and is presented under “Finance lease, right-of-use asset” in the accompanying consolidated balance sheets.

8.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2024	December 31, 2023
Long-term debt and other financial liabilities	261,451	213,711
Less: Deferred finance costs and debt discounts	(3,864)	(2,921)
Total	257,587	210,790
Less - current portion	(37,401)	(31,780)
Long-term portion	220,186	179,010

Senior long-term debt

New Loan Facilities during the year ended December 31, 2024

October 2024 Alpha Bank Loan Facility

On October 21, 2024, the Company entered into a facility agreement with Alpha Bank S.A. for a $34,000 term loan for the purpose of (i) refinancing the December 2022 Alpha Bank Loan Facility, which was secured by the Paroship, (ii) financing the purchase option for the Titanship (Note 7) and iii) providing liquidity for working capital purposes. The facility was drawn on October 22, 2024. The loan bears interest of term SOFR plus a margin of 2.40% per annum. The Company has the option to pledge cash deposits in the form of time deposit up to the aggregate amount of the loan outstanding at the time. For the part of the loan equal to the pledged amount, the margin will be reduced to 0.75% per annum, for the term of the pledged time deposit, which as per the agreement shall coincide with an interest period of the facility. The term of the facility is five years and the repayment schedule comprises of four quarterly installments of $1,200, followed by sixteen quarterly installments of $900 and a final balloon of $14,800 payable together with the final installment. In addition, the Company is required to maintain a security cover ratio (as defined therein) of not less than 125%. The refinancing of the December 2022 Alpha Bank Loan Facility was assessed based on the provisions of ASC 470-50 and was treated as debt modification. As of December 31, 2024, the outstanding amount under this facility was $34,000.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Loan Facilities amended during the year ended December 31, 2024

June 2022 Piraeus Bank Loan Facility

On June 22, 2022, the Company entered into a facility agreement with Piraeus Bank S.A. for a $38,000 sustainability-linked loan for the purpose of (i) refinancing the pre-existing Piraeus Bank loan facility, which was secured by the Worldship and (ii) partly financing the acquisition cost of the Honorship. On July 3, 2023, the Company entered into an overriding agreement to replace the LIBOR with term SOFR as reference rate which was effective from July 27, 2023. The loan bore interest of term SOFR plus a margin of 3.00% per annum and a credit adjustment spread (as defined therein). As per a supplemental agreement entered into on July 3, 2023, the leverage ratio (as defined in the facility agreement) required by the Company was reduced from 85% to 70% effective from June 30, 2023, until the maturity of the loan. On November 29, 2024, the Company entered into a second supplemental agreement to (i) extend the maturity to December 24, 2027, (ii) amend the repayment schedule by adding two quarterly installments of $750, (iii) reduce the pre-existing margin of 3.00% to 2.60% per annum with retroactive effect from June 25, 2024, and (iv) eliminate the credit adjustment spread with retroactive effect from June 25, 2024. The facility was repayable through four quarterly installments of $2,000, followed by two quarterly installments of $1,500, followed by sixteen quarterly installments of $750 and a final balloon of $15,000 payable together with the final installment. In addition, the Company was required to maintain a security cover ratio (as defined therein) of not less than 125% until December 24, 2023 and 130% thereafter until the maturity of the loan. The borrowers were required to maintain an aggregate minimum liquidity of $2,000 in their operating accounts. On February 27, 2025, the Company fully refinanced the June 2022 Piraeus Bank Loan Facility (Note 17). As of December 31, 2024, the amount outstanding under the facility was $24,000.

Pre – Existing Loan Facilities

August 2021 Alpha Bank Loan Facility

On August 9, 2021, the Company entered into a facility agreement with Alpha Bank S.A. for a $44,120 term loan for the purpose of (i) refinancing a pre-existing Alpha Bank loan facility which was secured by the Leadership, the Squireship and the Lordship and (ii) financing the previously unencumbered Friendship. Originally, the loan was divided into two tranches as follows: Tranche A, corresponding to the Squireship and the Lordship and Tranche B, corresponding to the Friendship.  On June 30, 2022, the Company entered into a supplemental agreement to the facility pursuant to which, the August 2021 Alpha Bank Loan Facility was cross collateralized with the June 2022 Alpha Bank Loan Facility discussed below. On April 28, 2023, the Company prepaid $8,506 of Tranche A and $3,470 of Tranche B using the proceeds from the Village Seven Sale and Leaseback (described below) and as a result all the securities regarding the Lordship were irrevocably and unconditionally released. Following the prepayment of the Lordship, the amortization schedule of the remaining tranches was amended whereby Tranche A was repayable through seven quarterly installments of $601 each and a final balloon of $10,284 payable together with the final installment and Tranche B was repayable through eight quarterly installments of $258 each and a final balloon of $3,918 payable together with the final installment. The repayment of installments for both tranches commenced in November 2023. Furthermore, on November 10, 2023, the Company entered into the second supplemental agreement pursuant to which, inter alia, the LIBOR was replaced with term SOFR as reference rate with retrospective effect from May 23, 2023. Following such transition, Tranche A bore interest at term SOFR plus a margin of 3.55% per annum and Tranche B bore interest at term SOFR plus a margin of 3.30% per annum. The borrower owning the Squireship was required to maintain an average quarterly minimum free liquidity of $500, whereas the borrower owning the Friendship was required to maintain $500 at all times. In addition, the borrowers should ensure that the market value of the vessels plus any additional security should not be less than 125% of the aggregate outstanding loan amount. On March 20, 2025, the Company fully refinanced the August 2021 Alpha Bank Loan Facility (Note 17). As of December 31, 2024, the amount outstanding under the facility was $16,178.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Sinopac Loan Facility

On December 20, 2021, the Company entered into a $15,000 loan facility with Sinopac Capital International (HK) Limited to refinance a part (Tranche B) of a pre-existing facility with Entrust Global secured by, inter alia, the Geniuship. On August 25, 2023, the Company entered into an overriding agreement to replace the LIBOR with term SOFR as reference rate which is effective as of September 12, 2023. The interest rate is term SOFR plus a margin of 3.50% per annum. The principal is repayable over a five-year term, through four quarterly installments of $530 followed by 16 quarterly installments of $385 and a final balloon payment of $6,720 payable together with the last installment. The borrower is required to ensure that the market value of the vessel plus any additional security shall be not less than 130% of the aggregate outstanding loan amount. As of December 31, 2024, the amount outstanding under the facility was $9,800.

June 2022 Alpha Bank Loan Facility

On June 21, 2022, the Company entered into a facility agreement with Alpha Bank S.A. for a $21,000 term loan secured by the Dukeship. The loan bears interest of SOFR plus a margin of 2.95% per annum and the term is four years. The repayment schedule comprises four quarterly installments of $1,000 followed by twelve quarterly installments of $500 and a final balloon of $11,000 payable together with the sixteenth installment. In addition, the Company is required to maintain a security requirement ratio (as defined therein) not less than 125%. The borrower is required to maintain minimum liquidity of $500 in its operating account. The June 2022 Alpha Bank Loan Facility was cross collateralized with the August 2021 Alpha Bank Loan Facility until it was fully repaid (Note 17). As of December 31, 2024, the amount outstanding under the facility was $14,000.

October 2022 Danish Ship Finance Loan Facility

On October 10, 2022, the Company entered into a facility agreement with Danish Shipping Finance A/S for a $28,000 term loan for the purpose of refinancing a pre-existing loan facility with UniCredit Bank AG, which was secured by the Premiership and the Fellowship. The October 2022 Danish Ship Finance Loan Facility, initially divided in two equal tranches, bears interest of SOFR plus a margin of 2.50% per annum and has a term of five years. The repayment schedule of each tranche comprises six quarterly installments of $780 followed by fourteen quarterly installments of $518 and a final balloon of $2,100 payable together with the twentieth installment. Each borrower is required to maintain minimum liquidity of $650 in its retention account.

On April 18, 2023, the Company amended and restated the loan facility with Danish Ship Finance A/S entered in October 2022 to refinance the Championship Cargill Sale and Leaseback. The amended and restated facility includes a new tranche (Tranche C) of $15,750 secured by the Championship, while a sustainability adjustment mechanism was introduced in respect of the underlying interest rate of the facility. The new tranche has a five-year term and the repayment schedule comprises eight quarterly installments of $725 followed by twelve quarterly installments of $585 and a final balloon of $2,930 payable together with the final installment. The interest rate is 2.65% over 3-month term SOFR per annum, which can be increased or decreased by 0.05% based on certain emission reduction thresholds. For the new tranche secured by the Championship, the borrower is required to maintain a minimum liquidity amount of $700. In addition, the Company is required to maintain a security cover ratio (as defined therein) of not less than 133%, at any time when the corporate leverage ratio (as defined therein) is equal to or less than 65%. If the corporate leverage ratio is higher than 65%, the Company is required to maintain a security cover (as defined therein) of not less than 143%. As of December 31, 2024, the amount outstanding under the facility was $27,969.

As of December 31, 2024, each of the facilities mentioned above was secured by a first priority mortgage over the respective vessel, general assignments covering the respective vessel’s earnings, charter parties, insurances and requisition compensation, account pledge agreements covering the vessel’s earnings accounts (excluding the Sinopac Loan Facility), technical and commercial managers’ undertakings, pledge agreements covering the shares of the applicable vessel-owning subsidiaries and a corporate guarantee by the Company. The August 2021 Alpha Bank Loan Facility and June 2022 Alpha Bank Loan Facility were also secured by second priority collateral accounts pledge agreements, second preferred ship mortgages and second priority general assignment of the insurances, earnings and requisition compensation. In addition, certain of these loan facilities were secured by specific charterparty assignments, for charterparties exceeding 12 or 13 months in duration and hedging assignment agreements.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Loan Facilities repaid during the years ended December 31, 2024 and 2023

ABB Loan Facility

On April 22, 2021, the Company entered into a facility agreement with Aegean Baltic Bank S.A. (“ABB”) for a $15,500 term loan for the financing of the Goodship and the Tradership. The loan was divided into two tranches: (i) Tranche A of $7,500 for the Goodship, drawn down on April 26, 2021, and (ii) Tranche B of $8,000 for the Tradership, drawn down on June 14, 2021. The loan bore interest of LIBOR plus a margin of 4.00% per annum. Tranche A was repayable in 18 quarterly installments of $200 each, with the last installment, together with a balloon installment of $3,900. Tranche B was repayable in 18 quarterly installments of $200 each, with the last installment being payable together with a balloon installment of $4,400. On February 9, 2023, in connection with the disposal of the Goodship, the Company fully prepaid the outstanding loan amount of Tranche A of $6,100 under the facility. On February 24, 2023, in connection with the disposal of the Tradership, the Company fully prepaid the remaining outstanding loan amount of Tranche B of $6,800. Following the full prepayment of the ABB Loan Facility, all securities created in favor of ABB were irrevocably and unconditionally released.

December 2022 Alpha Bank Loan Facility

On December 15, 2022, the Company entered into a facility agreement with Alpha Bank S.A. for a $16,500 term loan for the purpose of partly financing the acquisition cost of the Paroship. The interest rate of the facility was equal to 2.90% plus term SOFR per annum. The principal was scheduled to be repaid over a four-year term, through four quarterly installments of $525, followed by twelve quarterly installments of $400 and a final balloon of $9,600 payable together with the last installment. In addition, the Company was required to maintain a security requirement (as defined therein) of not less than 125%. The borrower was required to maintain minimum liquidity of $500 in its operating account. On October 22, 2024, the Company refinanced the facility using the proceeds from the October 2024 Alpha Bank Loan Facility and all securities created in favor of Alpha Bank were irrevocably and unconditionally released.

Other Financial Liabilities - Sale and Leaseback Transactions

New Sale and Leaseback Activities during the year ended December 31, 2024

AVIC Iconship Sale and Leaseback

On June 4, 2024, the Company entered into a $21,905 sale and leaseback agreement with Hao Cancer Limited (“Hao Cancer”), an affiliate of AVIC International Leasing Co., Ltd. to partially finance the acquisition of the Iconship. The agreement became effective on June 11, 2024, upon the delivery of the vessel to the lessor. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Iconship continues to be recorded as an asset on the Company’s balance sheet. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes in four quarterly installments of $750 followed by sixteen quarterly installments of $463 along with a purchase obligation of $11,500 at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.55% per annum. The installments are paid in advance. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 75% until maturity. The bareboat charterer is required to maintain a security cover ratio (as defined therein) of at least 120% of the charterhire principal. As of December 31, 2024, the amount outstanding under the AVIC Iconship Sale and Leaseback was $19,655.

AVIC Hellasship Sale and Leaseback

On June 4, 2024, the Company entered into a $19,500 sale and leaseback agreement with Hao Leo Limited (“Hao Leo”), an affiliate of AVIC International Leasing Co., Ltd. to partially refinance the CMBFL Sale and Leaseback, secured by the Hellasship and Patriotship. The agreement became effective on June 28, 2024, upon the delivery of the Hellasship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Hellaship continues to be recorded as an asset on the Company’s balance sheet. The charterhire principal amortizes in four quarterly installments of $700 followed by sixteen quarterly installments of $388 along with a purchase obligation of $10,500 at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.55% per annum. The installments are paid in advance. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 75% until maturity. The bareboat charterer is required to maintain a security cover ratio (as defined therein) of at least 120% of the charterhire principal. As of December 31, 2024, the amount outstanding under the AVIC Hellasship Sale and Leaseback was $17,400.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
AVIC Patriotship Sale and Leaseback

On June 4, 2024, the Company entered into a $16,874 sale and leaseback agreement with Hao Virgo Limited (“Hao Virgo”), an affiliate of AVIC International Leasing Co., Ltd. to partially refinance the CMBFL Sale and Leaseback, secured by the Hellasship and Patriotship. The agreement became effective on June 28, 2024, upon the delivery of the Patriotship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Patriotship continues to be recorded as an asset on the Company’s balance sheet. The charterhire principal amortizes in four quarterly installments of $600 followed by sixteen quarterly installments of $311 along with a purchase obligation of $9,500 at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.55% per annum. The installments are paid in advance. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 75% until maturity. The bareboat charterer is required to maintain a security cover ratio (as defined therein) of at least 120% of the charterhire principal. As of December 31, 2024, the amount outstanding under the AVIC Patriotship Sale and Leaseback was $15,074.

Hinode Sale and Leaseback

On August 29, 2024, the Company entered into a $28,500 sale and leaseback agreement with Hinode Kaiun Co., Ltd and Sunmarine Maritime S.A. (collectively, “Hinode”) for the purpose of financing part of the acquisition cost of the Kaizenship. The agreement became effective on October 1, 2024, upon the delivery of the Kaizenship to the lessor. The Company sold and chartered back the vessel from Hinode on a bareboat basis for a six-year period, having a purchase obligation at the end of the sixth year. Under ASC 842-40, the transaction was accounted for as financial liability, as control remains with the Company and the Kaizenship will continue to be recorded as an asset on the Company’s consolidated balance sheet. The charterhire principal amortizes in seventy-two consecutive monthly installments paid in advance at $288 each, bearing an interest rate of 1-month term SOFR plus 2.50% per annum. Following the fourth anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the bareboat period, the Company has an obligation to purchase the vessel at the price of $8,250. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal as of December 31, 2024 was $27,347.

Existing Sale and Leaseback Agreements

Flagship Cargill Sale and Leaseback

On May 11, 2021, the Company entered into a $20,500 sale and leaseback agreement with Cargill for the purpose of financing part of the acquisition cost of the Flagship. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Flagship will continue to be recorded as an asset on the Company’s consolidated balance sheet. The implied average applicable interest rate is equivalent to 2% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of such period it has a purchase obligation at $10,000. Additionally, at the time of repurchase, if the market value of the vessel is greater than certain threshold prices, as set forth in the agreement, the Company will pay to Cargill 15% of the difference between the market price and such threshold prices (the “Asset Upside Amount”). The Company recognized a participation liability of $1,106 and $353 as of December 31, 2024 and December 31, 2023, respectively, and is included under “Other liabilities – non-current” in the consolidated balance sheets. The charterhire principal amortizes in sixty monthly installments averaging approximately $175 each along with a balloon payment of $10,000, at maturity on May 10, 2026. The charterhire principal as of December 31, 2024, was $13,095.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Chugoku Bank Sale and Leaseback

On February 25, 2022, the Company entered into a sale and leaseback transaction with Chugoku Bank, Ltd. to refinance the Partnership which was previously financed by a pre-existing loan facility with Amsterdam Trade Bank N.V. and the Second JDH Loan secured through first and second priority mortgages, respectively. The drawdown of the funds under the sale and leaseback agreement occurred on March 9, 2022. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Partnership will continue to be recorded as an asset on the Company’s balance sheet. The financing amount is $21,300 and the interest rate is SOFR plus a margin of 2.90% per annum. The principal will be repaid over an eight-year term, through 32 quarterly installments averaging at approximately $590, followed by a purchase option of $2,388 at the expiration of the bareboat, which the Company expects to exercise. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. The charterhire principal as of December 31, 2024 was $14,925.

Evahline Sale and Leaseback

On March 29, 2023, the Company entered into a $19,000 sale and leaseback agreement with a subsidiary of Evahline Inc. (“Evahline”) for the refinancing of the Hanchen Sale and Leaseback. The agreement became effective on April 6, 2023, upon the delivery of the Knightship to the lessor. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Knightship will continue to be recorded as an asset on the Company’s balance sheet.  The Company sold and chartered back the vessel from Evahline on a bareboat basis for a six-year period. The applicable interest rate is 3-month term SOFR plus 2.80% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the six-year bareboat period, the ownership of the vessel will be transferred to the Company at no additional cost.  The Company is required to maintain a minimum value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in seventy-two consecutive monthly installments paid in advance averaging at $264. The charterhire principal as of December 31, 2024 was $13,458.

Village Seven Sale and Leaseback

On April 24, 2023, the Company entered into a $19,000 sale and leaseback agreement for the Lordship with Village Seven Co., Ltd and V7 Fune Inc. (collectively, “Village Seven”) to partially refinance the August 2021 Alpha Bank Loan Facility. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Lordship will continue to be recorded as an asset on the Company’s balance sheet.  The Company sold and chartered back the vessel from Village Seven on a bareboat basis for a period of four years and five months. The applicable interest rate is 3-month term SOFR plus 3.00% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the bareboat period, the Company has the option to repurchase the vessel at the price of $7,811, which the Company expects to exercise. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal amortizes in fifty-three consecutive monthly installments paid in advance averaging at $211. The charterhire principal as of December 31, 2024 was $14,551.

Sale and Leasebacks Agreements repaid during the year ended December 31, 2024 and 2023

Hanchen Sale and Leaseback

On June 28, 2018, the Company entered into a $26,500 sale and leaseback agreement for the Knightship with Hanchen Limited (“Hanchen”), an affiliate of AVIC International Leasing Co., Ltd. The Company’s wholly-owned subsidiary, Knight Ocean Navigation Co. (“Knight” or the “Charterer”) sold and chartered back the vessel on a bareboat basis for an eight year period, having a purchase obligation at the end of the eighth year. The charterhire principal bore interest at LIBOR plus a margin of 4.00% per annum. Under ASC 842-40, the transaction was accounted for as a financial liability. On April 6, 2023, the facility was refinanced by the Evahline Sale and Leaseback and the outstanding charterhire principal of $11,221 was repaid in full.

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

CMBFL Sale and Leaseback

On June 22, 2021, the Company entered into sale and leaseback agreements for the Hellasship and the Patriotship in the total amount of a $30,900 with CMB Financial Leasing (“CMBFL”) for the purpose of financing the outstanding acquisition price of both vessels. The Company sold and chartered back the vessels from two affiliates of CMBFL on a bareboat basis for a five-year period. On September 25, 2023, the Company entered into an amendment and restatement pursuant to which, inter alia, the LIBOR was replaced with term SOFR as reference rate, with retrospective effect from June 28, 2023. Following such transaction, the financings bore interest at term SOFR plus a margin of 3.50% per annum. The Company had the option to buy back the vessels between the end of the second year until the end of the fifth year at predetermined prices as defined in the agreement. Under ASC 842-40, the transaction was accounted for as a financial liability. The charterhire principal was repayable in twenty quarterly installments of $780 each along with a balloon payment of $15,300 at maturity. On June 28, 2024, the facility was refinanced by the AVIC Hellasship Sale and Leaseback and the AVIC Patriotship Sale and Leaseback, while the outstanding charterhire principal of $21,540 was repaid in full. As a result of the refinancing, an amount of $649 relating to deferred finance costs and other related expenses was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss on extinguishment of debt” in the consolidated statements of income.

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

As of December 31, 2024, the Company was in compliance with all covenants relating to its loan facilities as at that date.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
As of December 31, 2024, eleven of the Company’s owned vessels, having a net carrying value of $282,687, were subject to first and second priority mortgages as collaterals to their long-term debt facilities. In addition, the Company’s eight bareboat chartered vessels, having a net carrying value of $201,805 as of December 31, 2024, have been financed through sale and leaseback agreements. As is in typical leaseback agreements, the title of ownership is held by the relevant lenders.

The annual principal payments required to be made after December 31, 2024 for all long-term debt and other financial liabilities, taking into consideration subsequent developments described in Note 17 for the facility agreement with Piraeus Bank and the sale and leaseback agreements with Huarong, are as follows:

Twelve-month periods ending December 31,	Amount
2025	39,027
2026	63,698
2027	43,630
2028	27,645
Thereafter	87,451
Total	261,451

9.	Convertible Notes:

September 7, 2015 - $21,165 Revolving Convertible Note (Second JDH Note)

Upon adoption of ASU No. 2020-06 on January 1, 2022, the Second JDH Note increased by $10,949, representing the net impact of two adjustments: (1) the $21,165 value of a beneficial conversion feature (“BCF”), previously classified in additional paid-in-capital in stockholders’ equity, and (2) a $10,216 decrease to accumulated deficit for the cumulative effect of adoption related to the recorded amortization expense of BCF. Following the adoption of ASU No. 2020-06, an amount of $11,165 was outstanding under the Second JDH Note as of December 31, 2022. On January 3, 2023, the Company paid $8,000 of the outstanding balance of the Second JDH Note. The total remaining outstanding balance of $3,165 was fully repaid on December 29, 2023.

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(b)	Fair Value of Financial Instruments

The principal financial assets of the Company consist of Cash and cash equivalents, restricted cash, accounts receivable trade and other current assets. The principal financial liabilities of the Company consist of trade accounts and other payables long-term debt and other financial liabilities.

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

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates (obtained through Level 2 inputs of the fair value hierarchy) approximates the fair market value as the long-term debt and other financial liabilities bear interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt for the Flagship Cargill Sale and Leaseback are similar to those that could be procured as of December 31, 2024, and the carrying value of $13,095 is 3.3% higher than the fair market value of $12,665. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy.

11.	Commitments and Contingencies:

Contingencies

Legal proceedings are a common aspect of the shipping industry and may arise from regulatory matters, contract disputes, or other operational issues. These may include claims related to charter agreements, insurance matters, or regulatory compliance. In March 2024, a shareholder filed a lawsuit in the High Court of the Republic of the Marshall Islands against the Company and its board, alleging fiduciary duty violations concerning the Series B Preferred Shares issued in December 2021. The plaintiff sought, among other things, to cancel the Series B Preferred Shares and claim unspecified damages. In October 2024, the High Court dismissed the lawsuit in full, and in November 2024 the plaintiff filed a notice of appeal, which is currently pending before the Supreme Court of the Republic of the Marshall Islands. While the outcome cannot be predicted with certainty, the Company believes it has substantial defenses and intends to vigorously defend against any appeal.

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters range from 11 to 60 months and extension periods vary from 7 to 26 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at December 31, 2024. For index-linked time charter contracts the calculation was made using the initial charter rates (these amounts do not include any assumed off-hire).

Twelve-month periods ending December 31,	Amount
2025	121,214
2026	33,511
2027	2,486
Total	157,211

Lease payments – office space

In April 2018, the Company moved into its new office spaces under a five-year lease term, with a Company’s option to extend the lease term for another five-year term. On September 16, 2020, the lease term was amended and set for ten years (i.e., April 2028), with a Company’s option to extend the lease term for two consecutive five-year terms thereafter. The monthly rent was set at Euro 12,747 and after the prepayment of Euro 250,000, on September 22, 2020 resulted in a reduced monthly rent of Euro 10,000 or ($10.4 based on the Euro/U.S. dollar exchange rate of €1.0000: $1.0393 as of December 31, 2024). Under ASC 842, the lease is classified as an operating lease and an “operating lease liability” and an “operating lease, right-of-use asset” based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in general and administration expenses. The rent expense for the years ended December 31, 2024, 2023 and 2022 was $165, $166 and $161, respectively.

The weighted average discount rate that was used for the recognition of these leases, which was the Company’s incremental borrowing rate at lease commencement, is approximately 6.24%. The following table sets forth the Company’s undiscounted office rental obligations as at December 31, 2024:

Twelve-month periods ending December 31,	Amount
2025	125
2026	125
2027	125
2028	31
Total	406
Less: discount based on incremental borrowing rate	(124)
Present value of operating lease liability	282

Operating lease liability, current	93
Operating lease liability, non-current	189
Present value of operating lease liability	282

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
12.	Capital Structure:

(a)	Preferred Stock

The Company is authorized to issue up to 25,000,000 registered shares of preferred stock with a par value of $0.0001. The board of directors of the Company is expressly granted the authority to issue preferred shares and to establish such series of preferred shares with such designations, preferences and relative participating, rights, qualifications, limitations or restrictions as it determines. As at December 31, 2024 and 2023, the Company had 20,000 series B preferred shares issued and outstanding with par value $0.0001 per share. The series B preferred shares were issued on December 10, 2021, to the Company’s Chief Executive Officer, a related party, for a total cash consideration of $250. The issuance of the Series B preferred shares was approved by a special independent committee of the board of directors of the Company which obtained a fairness opinion from an independent financial advisor regarding the value of the preferred shares. Each series B preferred shares entitle the holder to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of series B preferred shares may exercise voting rights pursuant to series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. The holder of series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The series B preferred shares are not convertible into common shares or any other security, are not redeemable, are not transferable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the series B preferred shares will rank pari-passu with the common shareholders and shall be entitled to receive a payment equal to the par value of $0.0001 per share. The Series B preferred holder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

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

ii)	Dividends

On November 1, 2024, the Company declared a regular quarterly dividend of $0.26 per share for the third quarter of 2024 which was paid on January 10, 2025 to all shareholders of record as of December 27, 2024 (Note 17). The dividend amounting to $5,297 is included in “Other current liabilities” as of December 31, 2024 in the accompanying consolidated balance sheet.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On August 5, 2024, the Company declared a regular quarterly cash dividend of $0.25 per share for the second quarter of 2024, to all shareholders of record as of September 27, 2024. The dividends amounting to $5,150 were paid on October 10, 2024.

On May 14, 2024, the Company declared a regular quarterly cash dividend of $0.025 per share for the first quarter of 2024 and a special dividend of $0.125 per share, to all shareholders of record as of June 25, 2024. The dividends amounting to $3,108 were paid on July 10, 2024.

On March 5, 2024, the Company declared a regular quarterly dividend of $0.025 per share for the fourth quarter of 2023 and a special dividend of $0.075 per share, to all shareholders of record as of March 25, 2024. The dividends amounting to $2,001 were paid on April 10, 2024.

On November 13, 2023, the Company declared a regular quarterly dividend of $0.025 per share for the third quarter of 2023, to all shareholders of record as of December 22, 2023. The dividends amounting to $491 were paid on January 10, 2024 and was included in “Other current liabilities” as of December 31, 2023 in the accompanying consolidated balance sheet.

On August 1, 2023, the Company declared a regular quarterly dividend of $0.025 per share for the second quarter of 2023 to all shareholders of record as of September 22, 2023. The dividends amounting to $492 were paid on October 6, 2023.

On May 24, 2023, the Company declared a regular quarterly dividend of $0.025 per share for the first quarter of 2023 to all shareholders of record as of June 22, 2023. The dividends amounting to $491 were paid on July 6, 2023.

On March 13, 2023, the Company declared a regular quarterly dividend of $0.025 per share for the fourth quarter of 2022 to all shareholders of record as of March 31, 2023. The dividends amounting to $500 were paid on April 25, 2023.

Total dividends declared in the years ended December 31, 2024 and December 31, 2023 amounted to $15,556 and $1,974, respectively.

iii)	Common stock issuances

On December 14, 2023, the Company entered into an “at the market” offering program with B. Riley Securities, Inc., as sales agent (the “Sales Agent”). In accordance with the terms of the at-the-market sale agreement with the Sales Agent, the Company may offer and sell a number of its common shares, having an aggregate offering price of up to $30,000 at any time and from time to time through the Sales Agent, as agent or principal. The Company intends to use the net proceeds from any sales under the “at the market” offering program for general corporate purposes, which may include buybacks of common shares, additions to working capital, capital expenditures, repayment of debt, financing of possible vessel acquisitions and other investments, or a combination thereof. During the year ended December 31, 2024, 576,120 shares have been sold from the Company for gross proceeds of $5,091 under the “at-the-market” offering program and are shown in consolidated statement of stockholder’s equity as of December 31, 2024, net of $295 offering expenses.

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

On July 2, 2021, the Company’s board of directors declared a dividend of one preferred share purchase right (a “Right”) for each of the Company’s outstanding common shares and adopted a shareholder rights plan. On December 13, 2023, the Company’s board of directors approved an amendment and restatement of the Rights Agreement to make certain technical or ministerial changes (the “Shareholders Rights Agreement”). Each Right will allow its holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Share (a “Preferred Share”) for $30.00 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights. The Rights will not be exercisable until ten days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of the Company’s outstanding common shares. The Acquiring Person will not be entitled to exercise these Rights. If an Acquiring Person obtains beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of the Company’s common shares, then each Right will entitle the holder to purchase for the Exercise Price, in lieu of one one-thousandth of a share of Series A Preferred Stock, a number of common shares having a then-current market value of twice the Exercise Price. In addition, if after an Acquiring Person obtains 10% (15% in the case of a passive institutional investor) or more of the Company’s common shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right will entitle the holder to purchase, for the Exercise Price, a number of common shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price. The board of directors may redeem the Rights for $0.0001 per Right under certain circumstances. The Rights expire on the earliest of (i) December 14, 2026; or (ii) the redemption or exchange of the Rights. As at December 31, 2024, 2023 and 2022, no Rights were exercised.

iv)	Buybacks

In December 2023, the Board of Directors of the Company authorized a new share repurchase plan under which the Company may repurchase up to $25,000 of its outstanding common shares, convertible note or warrants (the “December 2023 Repurchase Plan”). During 2024, the Company repurchased 519,041 of its outstanding common shares at an average price of approximately $9.35 per share for a total of $4,850, inclusive of commissions and fees. All the repurchased shares have been cancelled as of December 31, 2024.

On June 28, 2022, the Board of Directors of the Company authorized a share repurchase plan (“June 2022 Repurchase Plan”) under which the Company would repurchase up to $5,000 of its outstanding common shares, convertible note or warrants. On November 28, 2022, the Company’s Board of Directors authorized the extension of the June 2022 Repurchase Plan until December 31, 2023. On December 13, 2023, the Board of Directors of the Company terminated the June 2022 Repurchase Plan and authorized the December 2023 Repurchase Plan. During 2023, the Company repurchased 375,531 of its outstanding common shares at an average price of approximately $4.45 per share pursuant to its share repurchase programs for a total of $1,679, inclusive of commissions and fees. All the repurchased shares were cancelled as of December 31, 2023.

No repurchases were made during the year 2022.

(c)	Warrants

All warrants are classified in equity, according to the Company’s accounting policy (Note 2).

Class E Warrants

On January 10, 2023, the Company completed its tender offer to purchase all outstanding Class E Warrants at a price of $0.20 per warrant. The total number of warrants tendered was 4,038,114 warrants, representing approximately 47% of the outstanding Class E Warrants at the time of the tender offer. During the year ended December 31, 2024, 180,000 shares were issued from Class E warrants, for proceeds of $885. During the year ended December 31, 2023, no shares were issued from Class E warrants exercises. As of December 31, 2024, 2,694,599 of Class E warrants remain outstanding at an exercise price of $4.39 per share.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Class D Warrants

As of December 31, 2024, the number of remaining Class D Warrants outstanding is 4,368,750 at an exercise price of $13.39 per share.

Representative Warrants

The Company’s previously issued Representative Warrants expired according to their terms in April 2023.

As of December 31, 2024, the number of common shares that can potentially be issued under each outstanding warrant are:

Warrant	Shares to be issued upon exercise of remaining warrants
Class D	27,304
Class E	269,459
Total	296,763

13.	Vessel Revenue:

Vessel revenue, net for the year ended December 31, 2024, 2023 and 2022 was $164,881, $107,036 and $122,629, respectively, and was derived from time charters.

As of December 31, 2024 and 2023, the trade accounts receivable was $404 and $896, respectively, and related to time charters.

The current portion of Deferred revenue as of December 31, 2024 and 2023 was $2,094 and $2,136, respectively, and relates to cash received in advance of performance under operating leases and to premiums for energy devices (i.e., increased daily hire rates provided for by the chartering agreements) for specific equipment installed in the vessels. The non-current portion of Deferred revenue as of December 31, 2024 and 2023 was $67 and $254, respectively, and relates to cash received in advance of performance under operating leases and to premiums for energy devices (i.e. increased daily hire rates provided for by the chartering agreements) for specific equipment installed in the vessels. The Deferred revenue is allocated on a straight-line basis over the minimum duration of each charter party.

Charterers individually accounting for more than 10% of revenues during the years ended December 31, 2024, 2023 and 2022 were:

Customer	2024	2023	2022
A	34%	28%	24%
B	22%	25%	17%
C	12%	18%	18%
D	-	12%	15%
Total	68%	83%	74%

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
14.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	Year ended December 31,
	2024	2023	2022
Interest on long-term debt and other financial liabilities	17,838	17,864	11,609
Interest on finance lease liability	898	219	-
Convertible notes interest expense	-	178	694
Amortization of deferred finance costs and debt discounts	1,726	2,155	2,575
Amortization of deferred finance costs and debt discounts (shares issued to third party - non-cash)	-	86	284
Other	141	192	170
Total	20,603	20,694	15,332

15.	Earnings per Share:

The calculation of net income per common share is summarized below:

	For the years ended December 31,
	2024	2023	2022

Net income	$43,472	$2,282	$17,239
Less: Dividends to non-vested participating securities	(549)	(61)	(227)
Less: Undistributed earnings to non-vested participating securities	(980)	(10)	(105)
Net income attributable to common shareholders, basic	$41,943	$2,211	$16,907

Undistributed earnings to non-vested participating securities	$980	$10	$105
Undistributed earnings reallocated to non-vested participating securities	(974)	(10)	(51)
Net income attributable to common shareholders, diluted	$41,949	$2,211	$16,961

Weighted average common shares outstanding, basic	19,745,379	18,394,419	17,439,033
Effect of dilutive securities:
Warrants	134,497	48,269	245,015
Weighted average common shares outstanding, diluted	19,879,876	18,442,688	17,684,048

Net income per share attributable to common shareholders, basic	$2.12	$0.12	$0.97
Net income per share attributable to common shareholders, diluted	$2.11	$0.12	$0.96

As of December 31, 2024 and 2023, 252,000 and 607,580, respectively, non-vested participating shares under the Company’s Equity Incentive Plan were excluded from the computation of diluted shares as their effect was already considered under the more dilutive two-class method used above (Note 16). Additionally, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as of December 31, 2024 and 2023, because to do so would have anti-dilutive effect, are 27,304 and 27,304 incremental shares, respectively, of unexercised warrants that are out-of-the money as of the reporting date (Note 12), calculated with the treasury stock method.

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

16.	Equity Incentive Plan:

On March 27, 2024, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 550,000 shares. On the same date, the Compensation Committee granted an aggregate of 502,500 restricted shares of common stock pursuant to the Plan. Of the total 502,500 shares issued on March 27, 2024, 285,000 shares were granted to the non-executive members of the board of directors and to the executive officers and 217,500 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $8.42. 107,250 shares vested on the date of the issuance, March 27, 2024, 142,150 shares vested on September 27, 2024, taking into consideration 1,100 forfeited shares, 108,000 shares will vest on March 27, 2025 and 144,000 shares will vest on September 26, 2025.

On March 27, 2023, the Compensation Committee granted an aggregate of 1,823,800 restricted shares of common stock pursuant to the Equity Incentive Plan. Of the total 1,823,800 shares issued on March 27, 2023, 1,330,000  shares were granted to the non-executive members of the Board of Directors and to the executive officers and 493,800 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $5.22. 607,974 shares vested on the date of the issuance, March 27, 2023, 607,913 shares vested on October 1, 2023 and 607,247 shares vested on October 1, 2024, taking into consideration 666 forfeited shares.

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

The related expense for shares granted to the Company’s board of directors and certain of its employees for the years ended December 31, 2024, 2023 and 2022, amounted to $4,843, $8,852 and $6,973, respectively, and is included under general and administration expenses. The related expense for shares granted to non-employees for the years ended December 31, 2024, 2023 and 2022, amounted to $144, $295 and $212, respectively, and is included under voyage expenses.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Restricted shares during 2024 and 2023 are analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2022	294,231	$7.32
Granted	1,823,800	5.22
Vested	(1,510,118)	5.81
Forfeited	(333)	5.22
Outstanding at December 31, 2023	607,580	$4.78
Granted	502,500	8.42
Vested	(856,314)	6.15
Forfeited	(1,766)	7.21
Outstanding at December 31, 2024	252,000	$7.36

The unrecognized cost for the non-vested shares granted to the Company’s board of directors, certain of its employees and the Company’s commercial manager, a non-employee, as of December 31, 2024 and 2023 amounted to $808 and $1,572, respectively. On December 31, 2024, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s board of directors and its other employees not yet recognized is expected to be recognized is 0.74 years.

17.	Subsequent Events:

On January 10, 2025, the Company paid a regular quarterly cash dividend of $0.26 per share for the third quarter of 2024 to all shareholders of record as of December 27, 2024 (Note 12).

On January 23, 2025, the Company entered into a six-month bareboat charter agreement with an unaffiliated third party for a secondhand Capesize vessel, which was renamed Blueship. The Company advanced a down payment of $4,000 which was paid upon signing of the agreement and another down payment of $4,000 upon delivery of the vessel to the Company, which took place on February 25, 2025. The Company will be paying a daily charter rate of $10 over the period of the bareboat charter, while it also has a purchase obligation of $22,500 at the end of the bareboat charter.

On February 24, 2025, the Company entered into a facility agreement with Piraeus Bank S.A. for a $53,560 term loan for the purpose of (i) refinancing the June 2022 Piraeus Bank Loan Facility, which was secured by the Worldship and Honorship and (ii) partially financing the acquisition cost of the Meiship. The facility was drawn on February 25, 2025. The loan bears interest of term SOFR plus a margin of 2.05% per annum. The interest margin can be decreased by 0.05% per vessel based on the achievement of certain emission thresholds. The term is five years and the repayment schedule comprises twenty quarterly installments of $1,450 and a final balloon of $24,560 payable together with the final installment. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 70% until maturity. In addition, the Company is required to maintain a security cover ratio (as defined therein) of not less than 125% until the second anniversary of the facility’s utilization date and 130% thereafter until the maturity of the loan. The borrowers were required to maintain an aggregate minimum liquidity of $3,000 in their operating accounts.

On February 27, 2025, the Company took delivery of the Meiship (Note 5).

On March 5, 2025, the Company declared a regular quarterly cash dividend of $0.10 per share for the fourth quarter of 2024 payable on or about April 10, 2025 to all shareholders of record as of March 27, 2025.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On March 12, 2025, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 600,000 shares. On the same date, the Compensation Committee granted an aggregate of 528,200 restricted shares of common stock pursuant to the Plan. Of the total 528,200 shares issued on March 12, 2025, 311,500 shares were granted to the non-executive members of the board of directors and to the executive officers and 216,700 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $7.35. 125,300 shares vested on the date of the issuance, March 12, 2025, 160,000 shares will vest on September 12, 2025, 104,100 shares will vest on March 12, 2026 and 138,800 shares will vest on September 14, 2026.

On March 13, 2025, the Company entered into a $18,000 sale and leaseback agreement for Squireship with an affiliate of China Huarong Shipping Financial Leasing Company Ltd. (“Huarong”) to refinance the Tranche A of the August 2021 Alpha Bank Loan Facility, secured by the Squireship. The agreement became effective on March 20, 2025, upon the delivery of the Squireship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes in 20 quarterly installments of $475 along with a balloon payment of $8,500 at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.15% per annum. The Company has continuous options to repurchase the vessel at any time throughout the bareboat charter period and at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter.

On March 13, 2025, the Company entered into a $16,500 sale and leaseback agreement for Friendship with an affiliate of Huarong to refinance the Tranche B of the August 2021 Alpha Bank Loan Facility, secured by the Friendship. The agreement became effective on March 20, 2025, upon the delivery of the Friendship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes in 20 quarterly installments of $443 along with a balloon payment of $7,650 at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.15% per annum. The Company has continuous options to repurchase the vessel at any time throughout the bareboat charter period and at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter.