Form 20-F
period 2025-12-31
Seanergy Maritime Holdings Corp.
filed 2026-03-31
CIK 1448397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, there were 21,114,098 of the registrant’s common shares, $0.0001 par value, and 20,000 shares of the registrant’s Series B Preferred Stock, $0.0001 par value, outstanding.

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

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors.” Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in the supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

•	changes in the number of newbuilding vessels under construction in the dry bulk shipping industry;

•	the number of available slots in shipyards for newbuilding orders for the dry bulk sector;

•	changes in the useful lives and the value of our vessels and the related impact on our compliance with loan covenants;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our fleet;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;

•
changes in our ability to leverage the relationships and reputation in the dry bulk shipping industry of V.Ships Greece Ltd., or V.Ships Greece, Global Seaways S.A., or Global Seaways, and Navilands Bulker Management Ltd., or Navilands, our technical and crew managers of certain of our vessels, and Fidelity Marine Inc., or Fidelity, our commercial manager;

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

•
general domestic and international political conditions or events, including trade wars, acts of hostility or potential, threatened, or ongoing war, including the war between Russia and Ukraine (and related sanctions), the war between Israel and Hamas, the Houthi attacks on merchant vessels in the region of the Red Sea and the Gulf of Aden, the war between the United States and Israel and Iran, and China and Taiwan disputes, the tensions between the U.S. and China, the tensions between Panama and the U.S., the current instability in Venezuela and war in Iran and potential tensions between the U.S. and Greenland, Denmark, the European Union, or Venezuela;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the dry bulk shipping industry;

•	our ability to continue to implement and maintain adequate Environmental, Social and Governance (“ESG”) practices, policies, programs, goals and targets;

•	our ability to continue as a going concern; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors.”

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

•	Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.
•	Political instability, terrorist attacks or other attacks, war, and international hostilities could affect our business, results of operations, cash flows and financial condition.
•	Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.
•	Increases in fuel prices may adversely affect our profits.
•	Worldwide inflationary pressures could negatively impact our results of operations and cash flows.
•	Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.
•	Climate change and greenhouse gas restrictions may be imposed.
•	Technological developments which affect global trade flows and supply chains are challenging some of our largest customers and may therefore affect our business and results of operations.
•	Tax law changes may result in significant additional taxes to us.
•	Our operations may be adversely impacted by severe weather, including as a result of climate change.
•	Increased regulation as well as scrutiny of environmental, social and governance matters may impact our business and reputation.
•
Our vessels may call on ports located in or may operate in countries that are subject to restrictions or sanctions imposed by the United States, China, the European Union or other governments that could result in fines or other penalties imposed on us and may adversely affect our reputation and the market price of our common shares.

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

•
Newbuilding projects are subject to risks that could cause delays or additional unforeseen expenses and could impact our ability to successfully complete current and future newbuilding programs and investments.

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

•	Due to our lack of fleet diversification, adverse developments in the maritime dry bulk shipping industry would adversely affect our business, financial condition, and operating results.
•	We have been and may in the future be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
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

•	The superior voting rights of our Series B Preferred Shares may limit the ability of our common shareholders to control or influence corporate matters.
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
•
As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands and other offshore jurisdictions such as the Republic of Liberia, our operations may be subject to economic substance requirements.

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

The volatility in the dry bulk charter market, from which we derive substantially all of our revenues, has affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market and has been very volatile in recent years. The BDI declined from an all-time high of 11,793 in May 2008 to an all-time low of 290 in February 2016, which represents a decline of approximately 98%. In the following years volatility was also apparent, albeit less extreme. In 2025, the BDI ranged from a low of 715 on January 30, 2025 to a high of 2,845 on December 3, 2025. Although the BDI was 2,001 as of March 25, 2026, due to its volatile nature, there can be no assurance of the future performance of the BDI.

The decline from historic highs and volatility in charter rates following 2008 is due to various factors, including the over-supply of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and trade disruptions caused by natural or other disasters, such as those that resulted from the dam collapse in Brazil in 2019 and the outbreak of the coronavirus infection in China. More recently, following Russia’s invasion of Ukraine in February 2022, the U.S., the EU, the UK and other countries have imposed sanctions against Russia and certain disputed regions of Ukraine, including, among others, prohibitions and restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU and other countries could impose wider sanctions and take other actions. The war in Ukraine has resulted in higher freight market volatility and while the initial effect on the dry bulk freight market was positive, the long-term effects so far remain unclear. More recently, the war between Israel and Hamas and the war between the United States and Israel and Iran, have resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea and the Gulf of Aden and the potentially prolonged disruption of shipping through the Strait of Hormuz and entry into the Persian Gulf, thus creating uncertainty and risks to shipping operations in the region. Such circumstances have had and could in the future result in adverse consequences from time to time for dry bulk shipping, including, among other developments such as:

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
•
general domestic and international political conditions or events, including trade wars, retaliatory economic measures, acts of hostility or potential, threatened, or ongoing war, including the war between Russia and Ukraine (and related sanctions), the war between Israel and Hamas, the Houthi attacks on merchant vessels in the region of Red Sea, the war between the U.S. and Israel and Iran, China and Taiwan disputes, the tensions between the U.S. and China, the tensions between the U.S. and Panama, current instability in Venezuela and potential tensions between the U.S. and Greenland, Denmark, the European Union, or Venezuela;

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

For example, the outbreak of COVID-19 caused severe global disruptions with governments in affected countries imposing travel bans, quarantines and other emergency public health measures. Restrictions and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, such as travel restrictions and temporarily closing business, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels may not be able to call on, or disembark from ports, located in regions affected by the outbreak. The COVID-19 pandemic also, among other things, caused factory closures and restrictions on travel, as well as labor shortages or lack of berths, delays and uncertainties relating to newbuilding vessels, drydockings and vessel inspections, shortages or a lack of access to required spare parts and other functions of shipyards. Other future disease outbreaks or COVID-19 variants may cause us to experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

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

The market supply of vessels generally increases with deliveries of new vessels and decreases with the recycling of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. In previous years, the market supply of dry bulk vessels had increased due to the high level of new deliveries. Dry bulk newbuilding vessels were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017. In addition, the dry bulk newbuilding orderbook, extending up to 2030, was approximately 12.6% of the existing world dry bulk fleet as of the end of March 2026, according to Clarksons Research, and the orderbook may increase further in proportion to the existing fleet. Even though the overall level of the orderbook has declined over the past years, an over-supply of dry bulk vessel capacity could depress the current charter rates. Factors that influence the supply of vessel capacity include:

•	the number of newbuilding orders and deliveries, including delays in new vessels’ deliveries;
•	the number of shipyards and their ability to deliver vessels;
•	potential disruption, including supply chain disruptions, of shipping routes due to accidents or political events;
•	scrapping and recycling rate of older vessels;
•	vessel casualties;
•	the price of steel and vessel equipment;
•	product imbalances (affecting the level of trading activity) and developments in international trade;

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire;
•	vessels’ average speed;
•	technological advances in vessel design and capacity;
•	availability of financing for new vessels and shipping activity;
•	the imposition of sanctions, tariffs, import and export restrictions, nationalizations, trade barriers or embargos;
•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	port or canal congestion;
•	changes in interest or inflation rates;
•
changes in market conditions, including general domestic and international political conditions or events, including trade wars, acts of hostility or potential, threatened, or ongoing war, including the war between Russia and Ukraine (and related sanctions), the war between Israel and Hamas, the Houthi attacks on merchant vessels in the region of the Red Sea and the Gulf of Aden, the war between the United States and Israel and Iran, China and Taiwan disputes, the tensions between the U.S. and China, the tensions between the U.S. and Panama, current instability in Venezuela and potential tensions between the U.S. and Greenland, Denmark, the European Union, or Venezuela; and

•
changes in global and regional economic and political conditions, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic or health crises.

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

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints and the effects of overall economic conditions and uncertainties, such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, results of operations, financial condition and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for goods and oil. Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our vessels. In addition, the cost for crew members, oils and bunkers and other supplies may increase. Furthermore, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, results of operations, financial condition, and ability to pay dividends.

The world economy continues to face a number of challenges, including the wars between Ukraine and Russia and Israel and Hamas; political, economic, and social instability in Venezuela and the U.S. actions thereto—including vessel seizures and military and political intervention; war between the United States and Israel and Iran; tensions in and around the Red Sea and Russia and North Atlantic Treaty Organization (“NATO”) country tensions; China and Taiwan disputes; United States and China trade relations; tensions between the U.S. and Panama; hostilities between the United States and North Korea, Venezuela, Greenland and Denmark; other political unrest and conflict in the Middle East, the South China Sea region and other geographic countries and areas; terrorist or other attacks (including threats thereof) around the world; war (or threatened war) or international hostilities; epidemics or pandemics; and banking crises or failures. See also “— Outbreaks of epidemic and pandemic diseases and any relevant governmental responses thereto could adversely affect our business, results of operations, or financial condition.”

In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on vessels transiting the Red Sea and their impact on shipping and the world economy is uncertain. Under a May 2025 agreement, the Houthi militant group declared that it would stop targeting most commercial ships crossing the Red Sea, although in July 2025 the Houthis pledged to target ships belonging to any company that conducts business with Israeli ports, and in September 2025 used a cruise missile and two drones to target a container ship. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas, which if sustained, could reduce regional instability in the Eastern Mediterranean. However, whether the ceasefire will be sustained or will result in a lasting de-escalation of tensions in the region is unknown. In addition, increased threats to shipping in the Persian Gulf region were reported following the outbreak of war between the United States and Israel and Iran. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping.

In Europe, concerns regarding the possibility of sovereign debt defaults by European Union (“EU”), member countries, including Greece, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the U.S. and other parts of the world. The withdrawal of the UK from the European Union (“Brexit”) and the U.S. implementation of tariffs and related countermeasures taken by impacted foreign countries further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, operating results, cash flows and financial condition.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate recovered from 3.0% in 2022 to 5.2% in 2023, but the economy continued to be weighed down by the ongoing crisis in the property market. For the year ended December 31, 2025, China’s GDP growth rate declined slightly to approximately 4.8%. Looking ahead, China’s economic growth is expected to continue to moderate, with forecasts projecting a GDP growth rate of around 4.5% for 2026. Although the Chinese government has implemented economic stimulus measures, it is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, operating results, cash flows and financial condition. See also “—Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.”

Credit markets in the U.S. and Europe have in the past experienced significant contraction, deleveraging and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities may continue to implement a broad variety of governmental action and/or introduce new financial market regulations. Global financial markets and economic conditions have been, and continue to be, volatile and we face risks associated with the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, and reduced levels of growth, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business, results or operations or impair our ability to borrow under our current financial arrangements or future financial arrangements we may enter into contemplating borrowing from the public and/or private equity and debt markets. Many lenders increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced (or in some cases ceased to provide) funding to borrowers and other market participants, including equity and debt investors and, in some cases, have been unwilling to provide financing on attractive terms or even at all. While recent developments in the global credit markets have been supportive of borrowing and refinancing, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. In the absence of available financing or financing on favorable terms, we may be unable to complete vessel acquisitions, take advantage of business opportunities or respond to competitive pressures.

Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures taken by impacted foreign countries could have a material adverse effect on our operations and financial results.

Governments have and may continue to turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In April 2025, the U.S. government announced a baseline tariff of 10% on products imported from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act (the “IEEPA”). In February 2026, the Supreme Court of the United States struck down the tariffs imposed under the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures still remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented a temporary, 150-day, 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 is set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The scope and durability of current and future tariff measures are uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. Although we are continuing to monitor the economic effects of such announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with the tariffs remain uncertain.

Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to employ our vessels. This could have a material adverse effect on our business, operating results, cash flows and financial condition. See also “—Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.”

Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.

In 2025, the United States Trade Representative (the “USTR”) put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics, and shipbuilding industries. These actions have the potential to dramatically increase the port fees and therefore the overall operating expenses for ships calling at U.S. ports. Specifically, the USTR has enacted a series of fees that would function as direct increases to port-related costs.

The action generally includes a fee targeting Chinese owners and operators for each instance a vessel owned or operated by a Chinese entity enters a U.S. port. The fee would be calculated at a rate of $50 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $140 per net ton in 2028.

Another fee focuses on operators with fleets including Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally would be imposed each time a Chinese-built vessel enters a U.S. port. The fee relevant to our vessels generally would be calculated at a rate of $18 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $33 per net ton in 2028. There are several exceptions to this fee, including for vessels with capacity of 55,000 dwt or less, vessels arriving to the U.S. empty or in ballast, and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point.

The actual implementation of this action remains uncertain. Specifics, such as applicability to sale and leaseback agreements (“SLBs”) with Chinese leasing financiers, have not been clarified. In an SLB, the lessor is the registered owner of the vessel, while the bareboat charterer remains the disponent owner responsible for the operation of the vessel. It is currently unclear whether the vessels would be subject to fees on Chinese owners due to the SLB arrangements.

Of the 19 vessels we currently operate, one was constructed in China. However, we have entered into and may further enter in the future into SLB transactions with Chinese financial institutions. Additionally, we are currently party to shipbuilding contracts for newbuilding vessels being constructed in Chinese shipyards and may in the future enter into contracts for additional newbuilding vessels or secondhand vessels constructed in China.

In response to the USTR action, on October 10, 2025, China announced retaliatory port fees, effective October 14, 2025, applicable to vessels calling at Chinese ports which are built or flagged in the U.S. or owned or operated by certain U.S.-linked persons. There is significant uncertainty as to the scope of applicability of these new port fees and how they will be implemented. On November 10, 2025, U.S. and Chinese authorities suspended the application of each respective set of port fees for one year. Substantial uncertainty remains as to how the port fees will be assessed after the end of the suspension period, scheduled for November 10, 2026.

Further retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry. In addition to direct port fee increases, other retaliatory actions by China or other countries could indirectly impact port-related costs, disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

Given the potential magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if the action or similar measures are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. or Chinese ports could materially increase.

Even though port fees are typically borne by the charterer, if port fees are assessed due to our or the lessor’s ownership or the place of construction of the relevant vessel, it is possible that charterers may demand that we bear these costs or otherwise reduce the applicable charter rate. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

Political instability, terrorist attacks or other attacks, war, and international hostilities could affect our business, results of operations, cash flows and financial condition.

We conduct most of our operations outside of the United States and our business, results of operations, cash flows, financial condition, and available cash may be adversely affected by changing economic, political and governmental conditions in the countries and regions where our vessels or other vessels we may acquire are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political uncertainty and armed conflicts, including the war between Ukraine and Russia, between Israel and Hamas, between Israel and the U.S. and Iran, between Russia and NATO, China and Taiwan disputes, U.S. and China trade relations, hostilities between the U.S. and North Korea, Greenland, Denmark or Venezuela, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such as Brexit, or another withdrawal from the European Union, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities. Such events may contribute to further economic instability in the global financial markets, international commerce, and could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on shipping freight rates, which have experienced volatility. The United States and the United Kingdom, among other countries, as well as the European Union, have implemented unprecedented economic sanctions and other penalties against certain persons, entities and activities connected to Russia, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restricting imports of Russian oil, liquified natural gas and coal. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices, which could result in increased inflation and may trigger a recession in the U.S. and China, among other regions. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation, and cash flows. Moreover, additional insurance premia will apply in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. These factors may also result in the weakening of the financial condition of our charterers, suppliers, counterparties, and other agents in the shipping industry. As a result, our business, operating results, cash flows, and financial condition may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

Further,  the ongoing war between Russia and Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union, or other countries against Russia, trade tariffs or embargoes with uncertain impacts on the markets in which we operate. In addition, the U.S. and certain other NATO countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the drybulk industry, including ours and could create economic uncertainty particularly if such attacks spread to a broad array of countries and networks. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows.

On January 3, 2026, the U.S. military captured Venezuelan president Nicolás Maduro in a special military operation and was replaced by Venezuela’s vice president, Delcy Rodríguez. Additionally, beginning in December 2025, the U.S. has carried out an on-going campaign of seizing and taking control of Venezuelan-linked oil tankers. It remains uncertain what the geopolitical and economic impacts of U.S. measures to control the production, refining, and global distribution of Venezuela’s oil products will be. Further, the future extent of the U.S. involvement in Venezuela’s government and oil industry is unclear. These circumstances have led to increased uncertainties, the effects of which on our operations and financial conditions are difficult if not impossible to predict.

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and a number of countries that host U.S. and U.K. military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar, Cyprus and Saudi Arabia—and Hezbollah fired projectiles at Israel. While there is significant uncertainty about the duration of the war in Iran, the White House has stated that it may be a protracted engagement. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. Further, shipping through the Strait of Hormuz and at the Persian Gulf may experience prolonged disruption. Iran’s Islamic Revolutionary Guard Corps has warned vessels to avoid such passage. Increased electronic interference may affect navigational and tracking systems, which would heighten the risk of vessel collisions. Although it is impossible to predict exactly how this conflict will affect the dry bulk industry, a prolonged war may have significant impacts on the global economic activity and consequently on the sector.

Past terrorist attacks and the ongoing threat of future incidents worldwide continue to instigate uncertainty in the global financial markets, potentially affecting our business, operating outcomes and financial condition. Acts of terror perpetrated by Houthi rebels in the Red Sea region further heighten concerns about the impact on maritime transportation along key routes, such as the Red Sea route, affecting our shipping operations. The missile attacks by the Houthi regime in the Red Sea area have led to the diversion of a large part of the world fleet away from the Red Sea, increasing the ton-mile demand for most shipping sectors, including dry bulk, and resulting in higher freight rates. Rerouting away from the most convenient route for connecting East trade to the West and vice versa may, however, lead to increased operational costs and higher revenues. In case our vessels trade or transit via the Red Sea, we may incur increased insurance costs. While much uncertainty remains regarding the global impact of the wars in the Middle East, it is possible that such tensions could result in the eruption of further hostilities in other regions, including in and around the Red Sea, and could adversely affect our business, financial condition, results of operation, and cash flows.

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

In the past, other political conflicts have also resulted in attacks on vessels, mining of waterways, and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The ongoing war in Ukraine has previously resulted in missile attacks on commercial vessels in the Black Sea. Outbreaks of conflict in and around the Red Sea have also resulted in missile attacks on vessels. Acts of terrorism and piracy have also affected vessels trading in regions such as the Gulf of Guinea, the Red Sea, the Gulf of Aden off the coast of Somalia, and the Indian Ocean. Any of these occurrences could have a material adverse impact on our future performance, operating results, cash flows, financial position and our ability to pay cash distributions to our shareholders.

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

The cost of fuel is a significant factor in negotiating voyage freight rates, although we generally do not directly bear the cost of fuel for vessels operating on time charters. As a result, an increase in the price of fuel may adversely affect our profitability if freight rates fail to rise to the extent required to cover a rise in the cost of fuel. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, the imposition of new regulations adopted by the International Maritime Organization, or IMO, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. While fuel prices remained generally lower in the last couple of years, they increased significantly during the first quarter of 2026, primarily as a result of heightened geopolitical tensions and armed conflicts in the Middle East, which disrupted energy markets and increased volatility. Fuel has and may become much more expensive in the future, including as a result of the ongoing war in Ukraine and the sanctions against Russia, the imposition of tariffs and trade restrictions, geopolitical tensions in the Middle East,  the imposition of sulfur oxide emissions limits in January 2020 and reductions of carbon emissions from January 2023 under new regulations adopted by the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

Inflation could have an adverse impact on our business and operating results and subsequently on our financial condition both directly through the increase in operating costs, including crew costs and materials necessary for the operation of our vessels and indirectly through its adverse impact on the world economy in terms of increasing interest rates and slowdown of global growth. Worldwide economies have in the recent past experienced inflationary pressures, with price increases seen across many sectors globally. In response to the inflationary pressures in recent years, central banks made steep increases in interest rates, which resulted in increases to the interest rates available to us for the financing of our operations and investment activity. Although central banks have started decreasing interest rates, future monetary policies cannot be guaranteed. If central banks increase interest rates again, or interest rates otherwise increase significantly, the resulting increase to the interest rates available to us on both existing loans on floating rate and new debt financings or refinancings we may pursue could adversely affect our cash flows and our ability to complete vessel acquisitions, take advantage of business opportunities, or respond to competitive pressures. Furthermore, if inflationary pressures intensify, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins and result in deterioration of our financial condition. There is uncertainty regarding inflation due to the likely shift in policy following numerous elections around the world. Trade tariffs announced by President Trump and retaliatory tariffs and countermeasures from affected countries could trigger economic uncertainty but the impact on inflation is unclear.

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

Due to concern over the risk of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. For instance, the IMO imposed a global 0.5% sulfur cap on marine fuels, down from the previous cap of 3.5%, which came into force on January 1, 2020. In addition, in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to tackle harmful emissions. The IMO net-zero framework was approved by Marine Environment Protection Committee (“MEPC”) 83, including the new fuel standard for ships and a global pricing mechanism for emissions. The regulations were approved as amendments and submitted for adoption as legally binding, but in October 2025 the MEPC agreed to adjourn the meeting on adoption until October 2026, effectively postponing the adoption process by at least one year. These regulations and any additional regulations addressing similar goals could cause us to incur additional substantial expenses and could have a material adverse effect on our business, operating results, cash flows and financial condition and our ability to pay dividends. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations” for a discussion of these and other environmental regulations applicable to our operations.

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

Furthermore, on January 1, 2024, the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation came into effect on January 1, 2025.  The ETS applies gradually over the period from 2024 to 2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is on a company -wide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who assumes all duties and responsibilities for the ship under the ISM Code, as well as the responsibility for full compliance under the ETS. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS is set by taking into account EU MRV system emissions data for each year and captures 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the EU ETS Directive 2023/959 makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances were allocated specifically to the maritime sector. Where there is a lack of allowances, these need to be purchased on the market, which can be costly. To prepare for and manage the administrative aspects of EU ETS compliance, we have made significant investments in new systems, including personnel, data management, cost recovery mechanisms, revised service agreement terms, and transparent emissions reporting procedures. The cost of future compliance and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

Additionally, on September 13, 2023, the European Council of the European Union adopted the Fuel EU Maritime Regulation 2023/1805 (“FuelEU”) under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, FuelEU requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years.  A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

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

Tax law changes may result in significant additional taxes to us. For example, the Organization for Economic Cooperation and Development (the “OECD”) published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two consists of two interrelated rules referred to as Global Anti-Base Erosion Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. In 2024, these guidelines were declared effective and must now be or have been enacted by those OECD member countries. In certain jurisdictions, qualifying international shipping income is generally excluded from many aspects of this framework, provided that the applicable exemption requirements are satisfied, although the interpretation and application of these rules remain subject to evolving administrative guidance and regulatory developments. Presently, it is difficult to assess if and to what extent such changes will impact our tax burden. Further developments and unexpected implementation mechanics could adversely affect our effective tax rate or result in higher cash tax liabilities. Any requirement or legislation that requires us to pay more tax could have a material adverse effect on our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

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

We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. As far as the environmental aspect is concerned, since 2018 we have commenced implementing technical and operational measures aiming to improve the energy efficiency of our vessels and in extension reduce the CO2 emissions of the fleet.  During 2023 the attained Energy Efficiency Existing Ship Index (EEXI) for all our vessels have been calculated in accordance with regulation 23 of MARPOL Annex VI and the 2021 Guidelines on the method of calculation of the attained EEXI then in effect (resolution MEPC.333(76)) (EEXI Calculation Guidelines). All EEXI technical files containing the necessary information have been prepared in cooperation with the vessels’ recognized organizations, for which the on-board survey application is in progress. In addition, we have completed various biofuel trials in cooperation with leading charterers and operators. Moreover, we have installed scrubber and ballast water treatment systems, Energy Saving Devices, including artificial intelligence assisted remote performance monitoring systems, applied Existing Vessel Design Index, or EVDI, upgrades, very low friction silicon hull paints and hydrodynamic performance improving technologies, which constitute examples of the environmental practices we have adopted and aim to continue adopting on most of our vessels. We participate in various environmental initiatives in our industry and technical committees promoting various ESG matters. We have also secured and entered into two sustainability-linked financings for seven of our vessels. However, in light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet the industry’s or society’s expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

On March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by public companies and in public offerings. The final rules would have imposed requirements on companies, including foreign private issuers, to disclose climate-related risks and certain emissions.  These rules were challenged in federal courts before they became effective and ultimately the SEC withdrew them in June 2025.  If the SEC were to again adopt climate disclosure rules, or reimpose the rules it previously adopted in 2024, the costs of compliance could be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

During the year ended December 31, 2025, none of our vessels called on ports located in countries subject at that time to comprehensive sanctions and embargoes imposed by the U.S. government or countries identified by the U.S. government or other authorities as state sponsors of terrorism; however, our vessels may call on ports in these countries from time to time in the future on our charterers’ instructions subject to any applicable insurance arrangements and prior approvals, if required. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations.  In order to maintain compliance, we monitor and review the movement of our vessels on a daily basis.

We endeavor to provide that all or most of our future charter agreements include provisions and trade exclusion clauses prohibiting the vessels from calling on ports where there is an existing U.S. embargo. Furthermore, as of the date hereof, neither the Company nor its subsidiaries have entered into or have any plans to enter into, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, North Korea, Cuba or any entities controlled by the governments of these countries.

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

 Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. Compliance with this regulation is achieved by using 0.5% sulfur fuels on board; installing “scrubbers” for cleaning of the exhaust gas; or retrofitting vessels to be powered by liquefied natural gas. On a fully delivered basis nine of our vessels currently have scrubbers installed while the remaining twelve vessels in our fleet comply by burning low sulfur fuel (0.5% or 0.1%). Costs of compliance with these regulatory changes for our non-scrubber vessels or any non-scrubber vessels we may acquire may be significant and may have a material adverse effect on our future performance, results of operations, cash flows, and financial position. We have further developed ship specific implementation plans for safeguarding the smooth transition with the usage of compliant fuels for our vessels that are not equipped with scrubbers. However, due to the fact that Mediterranean Sea became a 0.1% sulfur emission control area on May 1, 2025, we may consider installing scrubbers in the rest or some of our vessels, if such investment is deemed beneficial. Costs of ongoing compliance may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See Item 4. “Information on the Company—B. Business Overview—Environmental and Other Regulations—International Maritime Organization.”

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

Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the USCG develop implementation, compliance, and enforcement regulations regarding ballast water. It intends to replace the VGP scheme and streamline the patchwork of federal, state, and local requirements for the commercial vessel community.  Pursuant to the VIDA, the EPA was required to develop new national discharge standards for vessels within two years, and the USCG was required to develop regulations and best management practices to implement and enforce those standards within two years of EPA-issued standards.  VIDA also specifies that the provisions of the 2013 VGP will continue to apply until EPA and the USCG publish their final regulations, regardless of how long that takes, and that the permit cannot be modified during that time.

On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, the Vessel Incidental Discharge National Standards of Performance were published. If the USCG spends the full two years to finalize the corresponding enforcement standards, the current 2013 VGP scheme will remain in force until late 2026. Several U.S. states have added specific requirements to the Vessel General Permit including submission of a Notice of Intent, or NOI, or retention of a Permit Authorization and Record of Inspection (PARI) form and submission of annual reports. This rule changes may have financial impact on our vessels and may result in vessels being banned from calling in the U.S. in case compliance issues arise.

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

The market value of dry bulk vessels, and Capesize dry bulk carriers in particular, has historically exhibited great volatility. From 2010 until today, the standard 182,000 dwt Capesize yard resale prices have fluctuated from $35.0 million in March 2016 to $80.5 million in March 2026. The fair market value of our vessels is dependent on other factors as well, including:

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

Newbuilding projects are subject to risks that could cause delays or additional unforeseen expenses and could impact our ability to successfully complete current and future newbuilding programs and investments.

We have entered into newbuilding contracts in connection with our vessel acquisition strategy and may in the future enter into additional newbuilding contracts. Newbuilding construction projects are subject to risks of delay inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes, work stoppages and other labor disputes, adverse weather conditions, or any other events of force majeure. A shipyard’s failure to deliver a vessel on time may result in the delay of revenue from the vessel. In addition, delays in construction, failure by the shipyard to meet contractual delivery schedules or other contractual defaults may give rise to disputes between us and the relevant shipyard. Resolution of such disputes may require arbitration or other legal proceedings, which could result in additional costs, management distraction, delays in vessel delivery and uncertainty regarding the timing of completion of the relevant vessels and could impact our ability to successfully complete current and future newbuilding programs and investments. Any such failure or delay could have a material adverse effect on our operating results.

We may be unable to obtain financing for vessels we may acquire in the future.

We can offer no assurance that we will be able to obtain the necessary financing either for the obligations under our financing arrangements within 2026, or for the acquisition of any newbuilding vessels we have agreed to acquire or other vessels we may agree to acquire in the future, on attractive terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations and complete the acquisition of such vessels and expand the size of our fleet. If we fail to fulfill our commitments thereunder, due to an inability to obtain financing or otherwise, we may also be liable for damages for breach of contract. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations, financial conditions, and cash flows.

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

As of December 31, 2025, we had $294.0 million in debt outstanding across our loan facilities and sale and leaseback transactions. Moreover, we anticipate that we will incur future indebtedness in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying further vessels or securing such debt financing. Significant levels of debt could have important consequences to us, including the following:

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

We currently own or finance lease 18 Capesize vessels and two Newcastlemax dry bulk vessels. In addition we have five newbuilding vessels under construction, four Capesize and one Newcastlemax, while we have agreed to sell one Capesize vessel. Moreover, we may acquire additional vessels in the future. Our ability to manage our growth will primarily depend on our ability to:

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

In addition, charterers actively discriminate against hiring older vessels. Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton, has become a major vetting service in the dry bulk shipping industry, which ranks the suitability of vessels based on a scale of one to five stars. There are carriers that may not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, a potentially deteriorated star rating for our vessels may affect their commercial operation and profitability and vessels in our fleet with lower ratings may experience challenges in securing charters. Rightship has lowered its vessel inspection age trigger for a dry cargo inspection, after which an annual acceptable Rightship inspection will be required, for vessels over 8,000 dwt from 14 to 10 years with a phased rollout through 1 January 2027. Rightship may downgrade any vessel that does have an acceptable Rightship inspection as per the rollout schedule, to Safety Score 2, which significantly decreases its chances of entering into a charter. Two, fifteen and two vessels in our operating fleet have three, four and five-star risk ratings from Rightship, respectively.

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

All of our loan and sale and leaseback agreements bear floating rate interest linked either to the Secured Overnight Financing Rate (“SOFR”) or Term SOFR. An increase in the SOFR, would affect the amount of interest payable under our existing debt, which, in turn, could have an adverse effect on our profitability, earnings, cash flow, and ability to pay dividends. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to SOFR or other alternative reference rates in the future could have a material adverse effect on us.

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

Generally, only a portion of these cash balances are covered by insurance in the event of default by a financial institution. Several banks, including banks in the United States and Switzerland, have in the past been subject to extraordinary resolution procedures or sale because of the risk of such a default. In the event of such a default of a financial institution, we may lose part or all of our cash that we hold deposited with such financial institution.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy financial obligations or to pay dividends.

We are a holding company and our subsidiaries, which are all wholly owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by the covenants in our loan agreements, a claim or other action by a third party, including a creditor, and the laws of  the Republic of Liberia, the Republic of the Marshall Islands and Malta, where our vessel-owning or other subsidiaries are incorporated, which regulate the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations.

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

Our business currently depends on the transportation of dry bulk commodities. We currently own or finance lease 18 Capesize vessels and two Newcastlemax dry bulk vessels. In addition, we have five newbuilding vessels under construction, four Capesize and one Newcastlemax, while we have agreed to sell one Capesize vessel. Our current lack of diversification could make us vulnerable to adverse developments in the maritime dry bulk shipping industry and demand for Capesize vessels in particular, which would have a significantly greater impact on our business, financial condition and operating results than it would if we maintained more diverse assets or lines of business.

We have been and may in the future be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

From time to time, we may be involved in legal proceedings which may include shareholder litigation, contract claims, regulatory matters, other claims associated with our operations, as well as other legal proceedings arising in the ordinary course of business. In March 2024, a shareholder filed a lawsuit in the High Court of the Republic of the Marshall Islands against the Company and its board, which was dismissed in October 2024 on multiple grounds. In February 2026 the Marshall Islands Supreme Court upheld the dismissal and the litigation is now concluded.

Legal proceedings, regardless of merit, can be time-consuming, costly, and divert management’s attention from strategic priorities. Although we intend to defend any such matters vigorously, any unfavorable ultimate ruling or settlement could result in financial obligations, reputational impact, or regulatory considerations, which may have a material adverse effect on our financial condition, operations, or business strategy us. While we maintain insurance coverage where applicable, subject to customary deductibles, there is no guarantee it will be applicable or sufficiently cover litigation costs or potential liabilities.

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

We operate throughout the world, including in countries known to have a reputation for corruption.  We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA.  We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA.  Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition.  In addition, actual or alleged violations could damage our reputation and ability to do business.  Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We partly depend on third-party technical, crew and commercial managers for technical, crew and commercial management of our ships. Our operations could be negatively affected if third-party managers fail to perform their services satisfactorily.

Seanergy Shipmanagement Corp., or Seanergy Shipmanagement, our wholly owned ship management subsidiary, provides technical management services to the majority of the vessels in our fleet, namely the M/Vs Fellowship, Friendship, Knightship, Lordship, Worldship, Hellasship, Partnership, Flagship, Patriotship, Honorship, Premiership, Squireship, Kaizenship, Meiship, Iconship and Championship. In addition, Seanergy Shipmanagement may undertake the technical management for the remaining vessels of our fleet in the future. Seanergy Management Corp., or Seanergy Management, our wholly owned management subsidiary, provides us with certain other management services.

Moreover, we also depend on third-party technical, crew and commercial managers. V.Ships Greece provides us with certain technical, general administrative and support services (including vessel maintenance, crewing, purchasing, shipyard supervision, assistance with regulatory compliance, accounting related to vessels and provisions) for the M/Vs Friendship, Paroship, Titanship and Blueship. V.Ships Greece provides crew management services to the M/Vs Lordship, Knightship, Premiership and Squireship. Global Seaways provides crew management services to the M/Vs Worldship, Hellasship, Partnership, Flagship, Patriotship, Honorship, Kaizenship and Iconship. Navilands provides crew management services to the M/Vs Fellowship, Championship and Meiship. Fidelity provides us with commercial management services for our vessels.

Our operational success partly depends upon V.Ships Greece’s, Global Seaways’, Navilands’ and Fidelity’s satisfactory performance of these services. Our business would be harmed if V.Ships Greece, Global Seaways, Navilands  or Fidelity failed to perform these services satisfactorily. In addition, if our management agreements with any of these third parties were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our existing management agreements.

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

Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to our 2025 taxable year, and we do not expect to become a PFIC in 2026 or any future taxable year. In this regard, we intend to treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets. There is substantial legal authority supporting this position including case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the shares of our common stock. See “Item 10. Additional Information – E. Taxation – United States Federal Income Tax Consequences – United States Federal Income Taxation of U.S. Holders – Passive Foreign Investment Company Rules” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

We believe that we qualify for exemption from the 4% tax under Section 883 of the Code for our 2025 taxable year. However, there are factual circumstances beyond our control that could cause us not to have the benefit of the tax exemption under Section 883 in 2026 or future years and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could fail to qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our common shares were, in combination with each other, to own 50% or more of our outstanding common shares on more than half the days during the taxable year. See the description of the ownership tests which must be satisfied to qualify for exemption under Section 883 of the Code in “Item 10. Additional Information – E. Taxation – United States Federal Income Tax Consequences – Exemption of Operating Income from United States Federal Income Taxation.”

Because the availability of the exemption depends on factual circumstances beyond our control, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2026 or subsequent taxable years. If we or our subsidiaries are not entitled to exemption under Section 883, we or our subsidiaries will be subject to the 4% U.S. federal income tax on 50% of any shipping income such companies derive that is attributable to the transport of cargoes to or from the United States. This tax is a cost, which, if unreimbursed, has a negative effect on our business and results in decreased earnings available for distribution to our shareholders.

We may be subject to tax in the jurisdictions in which we or our vessel-owning or management subsidiaries are incorporated or operate.

In addition to the tax consequences discussed herein, we may be subject to tax in one or more other jurisdictions where we or our subsidiaries are incorporated or conduct activities. We are subject to a corporate flat rate tax for our subsidiaries in Malta for the period from January 1, 2025 to December 31, 2025 and could be subject to additional taxation in the future in Malta or other jurisdictions where our subsidiaries are incorporated or do business. The amount of any such tax imposed upon our operations or on our subsidiaries’ operations may be material and could have an adverse effect on our earnings.

We are a “foreign private issuer,” which could make our Common Shares less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. On December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers,  of foreign private issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies, effective on March 18, 2026. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from certain provisions of the rules of Section 16 of the Exchange Act regarding sales of Common Shares by insiders means that you may have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies that are not foreign private issuers. These exemptions and scaled disclosure requirements are not related to our status as an emerging growth company and will continue to be available to us even if we no longer qualify as an emerging growth company but remain a foreign private issuer. These factors could make our Common Shares less attractive to some investors or otherwise harm our stock price.

On June 4, 2025, the SEC issued a concept release seeking public comment on whether to amend the current eligibility criteria for foreign private issuer status under the U.S. securities laws to better balance investor protection and capital formation. This marks the first comprehensive review of the FPI regulatory framework since 2008 and signals a potential material shift in the FPI regulatory framework. While no rule changes have been proposed yet, any future amendments could impact our eligibility to qualify as a foreign private issuer.

We could lose our foreign private issuer status under U.S. securities laws. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We would then also be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may then also be required to modify certain of our policies to comply with good or required governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs.

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

We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. The safety and security of our vessels as well as our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. Despite our cybersecurity measures, a successful cyber-attack, including as a result of spam, targeted phishing type emails and ransomware attacks, or other breaches of or significant interruption or failure of our information technology systems, could materially disrupt our operations and their safety, or lead to unauthorized release of information or alteration of information in our systems. The evolution of artificial intelligence capabilities may lead to new or more effective cyber-attack methods, including fraud, phishing or information theft enabled by “deep-fake” technology using generative artificial intelligence tools. Any such attack or other breach of or significant interruption or failure of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer.

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

The Marshall Islands has passed an act implementing the U.N. Commission on Internal Trade Law (UNCITRAL) Model Law on Cross-Border Insolvency, or the Model Law. The adoption of the Model Law is intended to implement effective mechanisms for dealing with issues related to cross-border insolvency proceedings and encourages cooperation and coordination between jurisdictions. Notably, the Model Law does not alter the substantive insolvency laws of any jurisdiction and does not create a bankruptcy code in the Marshall Islands. Instead, the implementing act allows for the recognition by the Marshall Islands of foreign insolvency proceedings, the provision of foreign creditors with access to courts in the Marshall Islands, and the cooperation with foreign courts. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

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

On December 31, 2025, the closing price of our common shares on the Nasdaq Capital Market was $9.23 per share, as compared to $12.04, which was the closing price on March 27, 2026. In addition, there has from time to time in the past been significant volatility in our trading volumes on the Nasdaq Capital Market and volatility in our intra-day common share price. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects.

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

The superior voting rights of our Series B Preferred Shares may limit the ability of our common shareholders to control or influence corporate matters.

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

As of the date of this annual report, our Chairman and Chief Executive Officer can therefore control 49.99% of the voting power of our outstanding capital stock. Our Chairman and Chief Executive Officer may have substantial influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, even though he owns less than 50% of the Company economically.

The superior voting rights of our Series B Preferred Shares may limit our common shareholders’ ability to influence corporate matters. The interests of the holder of the Series B Preferred Shares may conflict with the interests of our common shareholders, and as a result, the holders of our capital stock may approve actions that our common shareholders may not view as beneficial. This could adversely affect our business, financial condition and results of operations, and the trading price of our common shares.

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

In addition, we have entered into an amended and restated shareholders’ rights agreement that makes it more difficult for a third party to acquire us without the support of our board of directors. See “Description of Securities” filed as Exhibit 2.6 hereto for a description of our amended and restated shareholders rights agreement. These anti-takeover provisions, along with provisions of our amended and restated shareholders rights agreement, could substantially impede the ability of our shareholders to impose a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

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

 As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands and other offshore jurisdictions such as the Republic of Liberia, our operations may be subject to economic substance requirements.

The Council of the European Union, or the Council, routinely publishes a list of “non-cooperative jurisdictions” for tax purposes, which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. In 2019, the Republic of the Marshall Islands, among others, was placed by the EU on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the EU by the agreed deadline. However, the Republic of the Marshall Islands was removed from the list of noncooperative jurisdictions within 2019. In February 2023, the Republic of the Marshall Islands (among others) was placed by the EU on the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirement and was subsequently removed from such list in October 2023. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, increased monitoring and audits, withholding taxes and non-deductibility of costs. Although we are not currently aware of any such measures being adopted, they can be adopted by one or more EU members states in the future. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits certain EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. Most of our subsidiaries are organized in the Republic of the Marshall Islands and the Republic of Liberia. The Marshall Islands has enacted economic substance regulations relating to, inter alia, shipping business activities, with which we could be obligated to comply. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generating activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

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

We do not know (i) if the EU will once again add the Republic of the Marshall Islands or add the Republic of Liberia to, the list of non-cooperative jurisdictions, (ii) what actions any such jurisdiction may take, if any, to remove itself from such list if it should be placed back on the list of non-cooperative jurisdictions, (iii) how quickly the EU would react to any changes in legislation of the relevant jurisdictions, or (iv) how EU banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries during a period if the jurisdictions are placed on the list of non-cooperative jurisdictions. The effect of the EU list of non-cooperative jurisdictions, and any non-compliance by us with any legislation or regulations adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities. We currently own or finance lease 18 Capesize dry bulk vessels and two Newcastlemax dry bulk vessels with a cargo-carrying capacity of approximately 3,633,861 dwt and an average fleet age of approximately 14.7 years. In addition, we have five newbuilding vessels under construction, four Capesize and one Newcastlemax, while we have agreed to sell one Capesize vessel.

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

History and Development

Business Development and Capital Expenditures and Divestitures

On January 3, 2023, we repaid $8.0 million of the outstanding balance of a convertible note which we entered with Jelco Delta Holding Corp. (“JDH”) on September 7, 2015 (the “Second JDH Note”), using cash on hand, leaving approximately $3.2 million outstanding.

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

On December 14, 2023, we entered into an ATM Sales Agreement with B. Riley Securities, Inc., as sales agent, as amended to date, pursuant to which we may issue and sell, from time to time, through or to the sales agent, up to an aggregate of $30 million of our common shares, par value $0.0001 per share. Up to the date of this report, the Company has issued and sold 577,219 common shares under the program at an average price of $8.57 per share, resulting in gross proceeds of $4.9 million.

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

On November 1, 2024, we released our Environmental, Social and Governance Report for the year ended December 31, 2023 (the “2023 ESG Report”). The 2023 ESG Report provides an overview of our policies relating to environmental, social and governance commitments and has been developed in accordance with the Global Reporting Initiative Standards and the Sustainability Accounting Standards Board for Marine Transportation.

On December 12, 2024, we agreed to acquire a 207,851 dwt Newcastlemax vessel, built in 2013 in Japan. The vessel was delivered on February 27, 2025 and was renamed M/V Meiship. The purchase price of $37.0 million was funded through a combination of cash on hand and proceeds from the February 2025 Piraeus Bank Loan Facility, as described herein.

On January 23, 2025, we entered into a six-month bareboat charter with an unaffiliated third party in Japan for a 178,459 dwt Capesize bulk carrier, built in 2011 in Japan. The vessel was renamed M/V Blueship and was delivered on February 25, 2025. The bareboat charter agreement required a downpayment of $8.0 million and includes a daily charter rate of $9,750 and a purchase obligation of $22.5 million at the end of the bareboat charter which was financed by the Kowa Blueship Sale and Leaseback described herein.

On April 2, 2025 our previously issued Class D Warrants expired.

On April 25, 2025, we entered into an agreement to provide $2.0 million short-term bridge loan facility to United, bearing interest at an annual rate of 10.0%. The facility was fully repaid on June 17, 2025.

On August 20, 2025, our previously issued Class E Warrants expired.

On September 10, 2025, we sold the M/V Geniuship, a 170,057 dwt Capesize bulker, built in 2010 by Sungdong SB in South Korea, which we acquired in 2015. The vessel was sold for a gross price of approximately $21.6 million to an unaffiliated buyer. The transaction generated net cash proceeds of approximately $12.0 million.

On October 19, 2025, we entered into an agreement with Hengli Shipbuilding (Dalian) Co., Ltd. and Hengli Shipbuilding (Singapore) Pte. Ltd. for the construction of a 181,000 dwt scrubber-fitted Capesize vessel (“Newbuilding 5”). The contract price is approximately $75.2 million, with delivery expected in the second quarter of 2027. The purchase price will be paid in five installments, linked to the vessel’s construction milestones, with 45% of the purchase price payable over the next 7 months and the remaining 55% upon delivery of the vessel. The acquisition of the vessel will be financed with cash on hand and through a sale and leaseback agreement with an affiliate of China Huarong Shipping Financial Leasing Company Ltd. (“Huarong”).

On November 12, 2025, our board of directors authorized the extension of the December 2023 Repurchase Plan for a further 12-month period. Under the program, the Company may repurchase up to $25.0 million of its outstanding common shares in the open market. As of the date of this report, approximately $20.1 million remains available for repurchases, while the program will remain effective through the period ending December 31, 2026.

On November 28, 2025, we entered into an agreement for the acquisition of a newbuilding 211,000 dwt scrubber-fitted Newcastlemax vessel (“Newbuilding 1”) from Jiangsu Hantong Ship Heavy Industry Co., Ltd., with delivery expected in the second quarter of 2028. The purchase price is approximately $75.8 million. The first installment, representing 15% of the purchase price, has already been paid. The remaining installments are linked to the vessel’s construction milestones, with 30% of the purchase price payable over the next 2 years and the remaining 55% upon delivery of the vessel.

On January 30, 2026, we entered into an agreement with Hengli Shipbuilding (Dalian) Co., Ltd. and Hengli Shipbuilding (Singapore) Pte. Ltd. for the construction of a 181,500 dwt scrubber-fitted Capesize vessel (“Newbuilding 4”). The contract price is approximately $75.2 million, with delivery expected in the third quarter of 2027. The purchase price will be paid in five installments, linked to the vessel’s construction milestones, with 45% of the purchase price payable over the next 14 months and the remaining 55% upon delivery of the vessel.

On February 6, 2026, we entered into an agreement with United for the disposal of the M/V Dukeship through an 18-month bareboat charter. The charter period commenced following the delivery of the vessel on February 12, 2026. United has advanced a downpayment of $5.5 million and will pay a daily charter rate of $9,450, with a purchase obligation of $22.1 million at the end of the bareboat charter. A special committee of disinterested members of our Board of Directors negotiated the terms and approved the agreement.

On February 13, 2026, we declared a quarterly dividend of $0.20 per common share for the fourth quarter of 2025 which will be paid on or about April 10, 2026 to all shareholders of record as of March 27, 2026. With respect to the three preceding fiscal years we have declared 12 consecutive quarterly dividends in an aggregate amount of $1.19 per common share.

On February 25, 2026, we entered into a ten-year bareboat charter agreement with an unaffiliated third party for a Japanese newbuilding 181,500 dwt scrubber-fitted Capesize vessel (“Newbuilding 3”), to be built in Imabari Shipbuilding Co., Ltd. The Company advanced a down payment of $3.9 million upon signing of the agreement and will pay an additional down payment of $7.8 million one year after the signing of the bareboat charter agreement, as well as $3.9 million upon delivery of the vessel to the Company, which is expected in the first quarter of 2029. Upon the delivery of the vessel, the Company will pay a monthly charter rate of $0.3 million over the period of the bareboat charter. The bareboat charter will bear an interest rate of 1-month term SOFR plus 2.20% per annum. Following the fifth anniversary of the bareboat charter, the Company will have continuous options to purchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement. At the end of the bareboat period, the Company will have an option to purchase the vessel for $27.0 million.

On February 26, 2026, we entered into an agreement with an unaffiliated third party for the acquisition of a Japanese newbuilding 181,500 dwt scrubber-fitted Capesize vessel (“Newbuilding 2”), to be built in Imabari Shipbuilding Co., Ltd. The contract price is $80.1 million, with delivery expected between the second and the third quarter of 2027. The purchase price is payable in two installments. The 20% of the purchase price was paid upon the signing of the contract and the remaining 80% upon delivery of the vessel. The acquisition of the vessel will be financed with cash on hand and through the BOCL Newbuilding Sale and Leaseback agreement, as described herein.

On March 11, 2026, we agreed main terms to sell the M/V Squireship to United for an aggregate purchase price of $29.5 million. The sale is subject to entering into a memorandum of agreement and United’s financing the purchase. The vessel is expected to be delivered to United by mid-June 2026. A special committee of disinterested members of our Board of Directors negotiated the terms and approved the agreement.

B.	Business Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities.  We currently own or finance lease 18 Capesize dry bulk vessels and two Newcastlemax dry bulk vessels, predominantly built in Japan and S. Korea, with a cargo-carrying capacity of approximately 3,633,861 dwt and an average fleet age of approximately 14.7 years. In addition, we have five newbuilding vessels under construction, four Capesize and one Newcastlemax, while we have agreed to sell one Capesize vessel.

We believe we have established a reputation in the international dry bulk shipping industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets, and who have strong ties to a number of international charterers.

Our Current Fleet

The following table lists the vessels in our fleet as of the date of this annual report:

Vessel Name	Year Built	Dwt	Flag	Yard	Type of Employment	Minimum Expiration	Maximum Expiration	Charterer
Titanship	2011	207,855	LIB	NACKS	T/C Index Linked(1)	09/2026	03/2027	Cargill
Meiship	2013	207,851	MI	Imabari	T/C Index Linked(1)	02/2026	06/2026	Cargill
Patriotship	2010	181,709	MI	Imabari	T/C Index Linked(2)	01/2027	03/2027	Glencore
Worldship	2012	181,415	MI	Koyo-Imabari	T/C Index Linked(2)	11/2026	03/2027	NYK
Paroship	2012	181,415	LIB	Koyo-Imabari	T/C Index Linked(2)	07/2027	12/2027	Oldendorff
Kaizenship	2012	181,396	POR	Koyo Dock	T/C Index Linked(2)	07/2026	09/2026	MOL
Iconship	2013	181,392	LIB	Imabari	T/C Index Linked(2)	03/2026	06/2026	Cargill
Hellasship	2012	181,325	LIB	Imabari	T/C Index Linked(2)	04/2027	08/2027	NYK
Honorship	2010	180,242	MI	Imabari	T/C Index Linked(2)	06/2026	10/2026	NYK
Fellowship	2010	179,701	MI	Daewoo	T/C Index Linked(2)	06/2026	11/2026	Anglo American
Championship	2011	179,238	MI	Sungdong SB	T/C Index Linked(2)	04/2027	08/2027	Cargill
Partnership	2012	179,213	MI	Hyundai	T/C Index Linked(2)	01/2027	05/2027	Glencore
Knightship	2010	178,978	LIB	Hyundai	T/C Index Linked(2)	12/2026	04/2027	Glencore
Lordship	2010	178,838	LIB	Hyundai	T/C Index Linked(2)	01/2027	03/2027	Glencore
Blueship	2011	178,459	MI	Mitsui SB	T/C Index Linked(2)	06/2026	11/2026	NYK
Friendship	2009	176,952	LIB	Namura	T/C Index Linked(2)	10/2026	03/2027	Glencore
Flagship	2013	176,387	MI	Mitsui	T/C Index Linked(2)	10/2027	02/2028	Cargill
Premiership	2010	170,024	MI	Sungdong SB	T/C Index Linked(2)	03/2027	05/2027	Glencore
Squireship	2010	170,018	LIB	Sungdong SB	T/C Index Linked(2)	03/2027	05/2027	Glencore

(1)	The daily hire has a fixed floor rate plus a profit-sharing scheme based on a significant premium over the daily BCI.
(2)	The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing Capesize FFA rate for the selected period.

Vessels under construction:

Vessel Name	Expected Delivery	Dwt	Flag	Yard	Type of Employment
Newbuilding 1	2028	211,000	MI	Hantong	-
Newbuilding 2	2027	181,500	MI	Imabari	-
Newbuilding 3	2029	181,500	MI	Imabari	-
Newbuilding 4	2027	181,500	LIB	Hengli	-
Newbuilding 5	2027	181,000	LIB	Hengli	-

Bareboat charter out:

Vessel Name	Year Built	Dwt	Flag	Yard	Type of Employment
Dukeship	2010	181,453	MI	Sasebo	Bareboat

Key to Flags: MI – Marshall Islands, LIB – Liberia, POR - Portugal.

Our Business Strategy

We currently own or finance lease 18 Capesize vessels and two Newcastlemax dry bulk vessels. In addition, we have five newbuilding vessels under construction, four Capesize and one Newcastlemax, while we have agreed to sell one Capesize vessel. We also intend to continue to review the market from time to time aiming to identify potential acquisition targets which will be accretive to our earnings per share. Our acquisition strategy mainly focuses on Capesize dry bulk vessels, although we may acquire vessels in other sectors which we believe offer attractive investment opportunities.

Management of Our Fleet

We manage our vessels’ operations, insurances and bunkering and have the general supervision of our third-party technical and commercial managers. In addition, we provide certain management services to vessels owned or operated by United.

Seanergy Shipmanagement, our wholly owned subsidiary, currently provides technical management services to the majority of the vessels of our fleet, namely the M/Vs Fellowship, Friendship, Knightship, Lordship, Worldship, Hellasship, Partnership, Flagship, Patriotship, Honorship, Premiership, Squireship, Kaizenship, Meiship, Iconship and Championship. These technical management services include, inter alia, day-to-day operations, general administrative and support services, drydocking, bunkering, insurance arrangements and accounting related to vessels and provisions. These inter-company services do not affect our consolidated financial statements.

V.Ships Greece, an independent third party, currently provides technical management services to four of our vessels, the M/Vs Friendship, Titanship, Paroship and Blueship, that includes general administrative and support services, such as crewing and other technical management services, accounting related to vessels and provisions. In 2025, we paid a monthly fee of between $10,000 and $10,833 per vessel to V.Ships Greece in exchange for providing these technical, support and administrative services for five vessels and a fee of $10,833 for the M/V Meiship until May 9, 2025. Since January 1, 2026, we pay a monthly fee of $11,500 per vessel to V.Ships Greece for four vessels and we paid a montly fee of $11,500 for the M/V Championship until February 4, 2026. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, which are reimbursed by us to V.Ships Greece. These technical management agreements are for an indefinite period until terminated by either party, giving the other notice in writing, in which event the applicable agreement shall terminate after one or two months from the date upon which such notice is received.

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

V.Ships Greece, Global Seaways and Navilands currently provide crew management services to four, eight and three vessels of our fleet, respectively. In 2025, we paid a monthly fee of $2,300 per vessel to V.Ships Greece for the M/Vs Lordship, Knightship, Premiership and Squireship and we also paid a monthly fee of $2,300 per vessel for the M/V Meiship until August 13, 2025, the M/V Fellowship until September 26, 2025 and the M/V Geniuship until her sale on September 10, 2025. In addition, in 2025 we paid a monthly fee of between $95 to $120 per crew member  to Global Seaways for nine vessels and a monthly fee of $2,000 per vessel to Navilands for the M/V Meiship from August 13, 2025 and the M/V Fellowship from September 26, 2025. Since January 1, 2026, we pay a monthly fee of $2,392 per vessel to V.Ships Greece for four vessels; we also pay a monthly fee of between $95 to $120 per crew member to Global Seaways for eight vessels, while we paid a monthly fee of between $95 to $120 per crew member for the M/V Dukeship until February 12, 2026. Moreover, since January 1, 2026, we pay to Navilands a monthly fee of $2,000 for the M/Vs Meiship and Fellowship and a monthly fee of $2,000 for the M/V Championship since February 4, 2026.

Employment of Our Fleet

As of the date of this report, all of our vessels are employed under long-term time charters which have a charter hire calculated at an index-linked rate based on the 5-routes T/C average of the BCI, while two of our vessels earn a daily hire of a fixed floor rate plus a profit-sharing scheme based on a significant premium over the daily BCI. All of our index-linked time charter agreements have the option to convert the floating rate into a fixed rate corresponding to the prevailing value of the respective Capesize FFAs. In the future, we may opportunistically look to employ some of our vessels under time charter contracts with a fixed rate, or in the spot market, should rates become more attractive.

The Dry Bulk Shipping Industry

The global dry bulk vessel fleet is divided into four categories based on a vessel’s carrying capacity.  These categories are:

Capesize. Capesize vessels have a carrying capacity exceeding 100,000 dwt. A sub-sector of the Capesize category is the Newcastlemax. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore, coal, or bauxite and, to a much lesser extent, grains, primarily on long-haul routes.

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

Customers

Our customers include or have included national, regional and international companies.  Customers individually accounting for more than 10% of our revenues during the years ended December 31, 2025, 2024 and 2023 were:

Customer	2025	2024	2023
A	32%	34%	28%
B	20%	22%	25%
C	17%	-	-
D	13%	12%	18%
E	-	-	12%
Total	82%	68%	83%

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

•	Nine of our vessels are retrofitted with Exhaust Gas Cleaning Systems (“EGCS”), that is, scrubbers, in order to comply with emissions standards, titled IMO-2020, set by the IMO.
•	We participate in the Poseidon Principles, which establish a framework for assessing and disclosing the climate alignment of ship finance portfolios against IMO decarbonization trajectories.
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

-
We will oversee the feasibility study and the retrofitting of the equipment in cooperation with Hydrus Engineering S.A., American Bureau of Shipping, National Technical University of Athens, Motor Oil (Hellas) Corinth Refineries S.A., University of Patras, Dresden University of Technology, RINA Services SPA, Metacon S.A., Foundation WEGEMT and University of Strathclyde, aiming to physically demonstrate this groundbreaking technology’s applicability to the existing maritime fleet.

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
•
We have introduced annual crewing conferences to meet and greet with your seafarers with the aim to foster a sense of community, address concerns, and ensure effective communication between the management and the crew.

•	Our community investment activities focus on, but are not limited to, supporting vulnerable groups and promoting youth education in Greece.
•	Our crew welfare initiatives place strong emphasis on safeguarding the continuous mental health and overall wellbeing of our seafarers on board.

Governance

We strive to apply corporate governance best practices, adhere to high ethical principles and ensure the high commercial performance of our fleet.

•	The Company is governed by a diverse and experienced, majority-independent board of directors.
•	We have a transparent Code of Business Conduct & Ethics and Anti-Fraud Policy in place.
•	We maintain strong internal controls intended to ensure robust risk management.
•	We intend to cultivate an open reporting culture with respect to any violations of the Code of Ethics.
•	In 2022, we established a Sustainability Committee at board level to guide and support the Company’s ESG strategy.
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

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated a number of ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area. At the MEPC 78, the IMO approved a proposal for a new ECA in the Mediterranean Sea as a whole to apply from July 1, 2025, such that the sulfur content of marine fuels does not exceed 0.1%. MEPC 82 adopted additional amendments to Annex VI designating the Canadian Arctic and the Norwegian Sea as ECAs, which  entered into force on March 1, 2026. Ocean-going vessels in these areas are subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, became effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The initial strategy identifies levels of ambition to reducing gas emissions. In April 2025, the IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These regulations were approved as amendments and submitted for adoption as legally binding, but in October 2025 the MEPC agreed to adjourn the meeting on adoption until 2026.

Amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016, and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Effective March 1, 2026, Norwegian Sea and Canadian Artic NOx ECAs were established, requiring ships operating in these areas to also comply with Tier III NOx emission standards. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021.

Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018, and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. Amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, became effective May 1, 2024. Additional amendments intended to prevent the supply of foil oil not complying with flashpoint requirements and adding new definitions regarding probability of ignition became effective January 1, 2026.

MARPOL mandates certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI.  MEPC 81 adopted amendments to the guidelines for the development of SEEMPs, including the methodology for collecting data. These amendments went into effect August 1, 2025.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon, following incidents involving the spontaneous ignition of charcoal, came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024. Effective July 1, 2024, amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 became effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers. In May 2024, the latest IMDG Code amendment was adopted, covering additional provisions for ships carrying dangerous goods. The amendments became effective January 1, 2026.

Amendments to SOLAS chapter II-2, intended to prevent the supply of oil fuel not complying SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with regulation SOLAS II-2/4.2.1, became effective January 1, 2026.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Antifouling Systems on Ships, or the “Antifouling Convention.” The Antifouling Convention entered into force in September 2008 and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are required to undergo an initial survey before the vessel is put into service or before an International Antifouling System Certificate is issued for the first time; and subsequent surveys when the antifouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention came into effect which include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing this substance from January 1, 2023. We have obtained Antifouling System Certificates for all of our vessels that are subject to the Antifouling Convention.

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

The CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA.  In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the Clean Water Act in its decision dated May 25, 2023.  The final rule became effective September 8, 2023 and operates to limit the Clean Water Act. On March 12, 2025, the EPA announced it would work with the U.S. Army Corp of Engineers to review the definition of WOTUS and undertake a rulemaking process to revise the definition of WOTUS. The EPA and Army Corp proposed a new definition of WOTUS in November 2025 and public comments closed on January 5, 2026. The comments received will be reviewed while a final rule is developed.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, and requires that the USCG develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, these Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. Until such regulations are final, effective, and enforceable, vessels will continue to be subject to the VGP 2013 requirements and USCG ballast water regulations, including USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. In addition, several U.S. states have added specific requirements to the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. Any upcoming rule changes may have a financial impact on our vessels and may result in our vessels being banned from calling in the U.S. in case compliance issues arise.

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

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy (the “Proposals”). There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector (ETS) which commenced in 2024 and which applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ beginning June 30, 2026 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. ETS was agreed in December 2022 and FuelEU was passed into law on July 25, 2023 and entered into force on January 1, 2025. More specifically, ETS is to apply gradually over the period from 2024 to 2026. In 2025 shipping companies would have to surrender 40% of ETS allowances for 2024 emissions; in 2026 shipping companies would have to surrender 70% of ETS allowances for the 2025 emissions and 100% in 2027 for 2026 emissions. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028.  All maritime allowances will be auctioned and there will be no free allocation for the shipping sector. From a risk management perspective, new systems, including, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures must be kept in place, at significant cost, to continue managing the administrative aspect of ETS compliance.

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

Responsible recycling and scrapping of ships are becoming increasingly important issues for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. The 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance. Now that the Hong Kong Convention has been ratified and entered into force on June 26, 2025, it is expected the EU Ship Recycling Regulation will be reviewed in light of this.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. In January 2025, President Trump signed an executive order to start the process of withdrawing the United States from the Paris Agreement; the withdrawal took effect on January 27, 2026.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, and as detailed above, pursuant to MPC 80, in July 2023, IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of “levels of ambition”, including (1) decreasing the carbon intensity from ships through the implementation of further phases of EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, and (3) pursuing net-zero GHG emission by or around 2050. The IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These measures were submitted for adoption as legally binding, but in October 2025 the MEPC agreed to adjourn the meeting on adoption until 2026. These regulations could cause us to incur additional substantial expenses.

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

European mandatory non-financial reporting regulations

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). EU member states have 18 months from July 6, 2024, to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD began to apply on a phased basis starting from financial year 2024 through 2028, applicable to large EU and non-EU undertakings with substantial presence in the EU, subject to certain financial and employee thresholds being met. New systems, including personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance. We note that following the publication of the Omnibus package of proposals on February 26, 2025 which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 is postponed and to 2028 (in respect of the 2027 financial year). The Omnibus package was approved by the EU Parliament on December 16, 2025 and will simplify compliance for small and medium-sized entities and all companies with up to 1,000 employees and less than 450 million turnover will be outside the scope of the CSRD. For the companies that are in scope, the Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards (ESRS). The CSRD will now apply to (a) EU undertakings and non-EU issuers, who on an individual or group basis, have more than EUR 450 million net turnover and more than 1,000 employees on average during the financial year; and (b) non-EU ultimate parent undertakings that have more than EUR 450 million net turnover generated in the EU (individually or on a consolidated basis) for each of their last two consecutive financial years; and an EU subsidiary or a branch in the EU with more than EUR 200 million net turnover in the preceding financial year. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance.

A new Corporate Sustainability Due Diligence Directive (“CSDDD”) was also adopted on July 25, 2024 as part of the Fit for 55 Package and establishes a corporate due diligence duty. CSDDD was to apply to large companies with more than 1,000 employees and the turnover threshold EUR450 million. However, following the approval of the Omnibus agreement on December, 16, 2025, CSDDD is now expected to apply from July 26, 2029 and the thresholds have now been revised to only apply to (a) EU undertakings that have or—if they are an ultimate parent undertaking, their group—has more than EUR 1.5 billion net turnover, and more than 5,000 employees on average during the financial year; and (b) non-EU undertakings that have or—if they are an ultimate parent undertaking, their group—has more than EUR 1.5 billion net turnover generated in the EU. The aim of CSDDD is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules endeavor to ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSDDD compliance.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, DNV, Lloyd’s Register of Shipping, Bureau Veritas, RINA, NKK).

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

Seanergy Maritime Holdings Corp. is the ultimate parent company of the following wholly owned subsidiaries, either directly or indirectly, as of the date of this annual report:

Subsidiary	Jurisdiction of Incorporation
Seanergy Management Corp.	Republic of the Marshall Islands
Seanergy Shipmanagement Corp.	Republic of the Marshall Islands
Honor Shipping Co.	Republic of the Marshall Islands
Sea Genius Shipping Co.	Republic of the Marshall Islands
Traders Shipping Co.	Republic of the Marshall Islands
Premier Marine Co.	Republic of the Marshall Islands
Emperor Holding Ltd.	Republic of the Marshall Islands
Champion Marine Co.	Republic of the Marshall Islands
Fellow Shipping Co.	Republic of the Marshall Islands
Patriot Shipping Co.	Republic of the Marshall Islands
Flag Marine Co.	Republic of the Marshall Islands
World Shipping Co.	Republic of the Marshall Islands
Partner Marine Co.	Republic of the Marshall Islands
Duke Shipping Co.	Republic of the Marshall Islands
Atsea Ventures Corp.	Republic of the Marshall Islands
Kaizen Shipping Co.	Republic of the Marshall Islands
Blue Shipping Co.	Republic of the Marshall Islands
Mei Shipping Co.	Republic of the Marshall Islands
King Marine Co.	Republic of the Marshall Islands
Mega Marine Co.	Republic of the Marshall Islands
Niki Marine Co.	Republic of the Marshall Islands
Squire Ocean Navigation Co.	Republic of Liberia
Lord Ocean Navigation Co.	Republic of Liberia
Knight Ocean Navigation Co.	Republic of Liberia
Good Ocean Navigation Co.	Republic of Liberia
Hellas Ocean Navigation Co.	Republic of Liberia
Friend Ocean Navigation Co.	Republic of Liberia
Paros Ocean Navigation Co.	Republic of Liberia
Titan Ocean Navigation Co.	Republic of Liberia
Icon Ocean Navigation Co.	Republic of Liberia
Prime Ocean Navigation Co.	Republic of Liberia
Partner Shipping Co. Limited	Malta
Pembroke Chartering Services Limited	Malta

D.	Property, Plants and Equipment

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

We are also affected by the types of charter agreements we enter into. Vessels operating on fixed rate period index-linked time charters and bareboat time charters provide more predictable cash flows, but can yield lower revenue and profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased revenue and profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in case of voyage charters. As of the date of this report, the majority of our vessels are employed under long-term time charters which have a charter hire calculated at an index-linked rate based on the 5-routes T/C average of the BCI, while two of our vessels earn a daily hire of a fixed floor rate plus a profit-sharing scheme based on a significant premium over the daily BCI and one is bareboat chartered-out on a fixed rate. Out of the 19 long-term employment agreements in place, two were agreed in 2026, eight were agreed during 2025, three were agreed during 2024 and the remaining six between 2018 and 2022.

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

Results of Operations

Year ended December 31, 2025 as compared to year ended December 31, 2024

(In thousands of U.S. Dollars, except for share and per share data)	Year ended December 31,		Change
	2025	2024	Amount	%
Revenues:
Vessel revenue, net	155,519	164,881	(9,362)	(6)%
Fees from related parties	2,580	2,578	2	-
Revenue, net	158,099	167,459	(9,360)	(6)%

Expenses:
Voyage expenses	(5,524)	(3,297)	(2,227)	68%
Vessel operating expenses	(53,785)	(46,985)	(6,800)	14%
Management fees	(1,076)	(760)	(316)	42%
General and administration expenses	(20,460)	(23,971)	3,511	(15)%
Depreciation and amortization	(36,156)	(29,695)	(6,461)	22%
Gain on sale of vessel, net	2,308	-	2,308	-
Loss on forward freight agreements, net	(64)	(177)	113	(64)%
Operating income	43,342	62,574	(19,232)	(31)%
Other income / (expenses), net:
Interest and finance costs	(21,721)	(20,603)	(1,118)	5%
Loss on extinguishment of debt	(1,663)	(653)	(1,010)	155%
Interest and other income	1,322	2,096	(774)	(37)%
Interest income - related party	48	-	48	-
Other income - foreign currency forward contracts	46	-	46	-
Foreign currency exchange (loss) / gain, net	(132)	58	(190)	(328)%
Total other expenses, net:	(22,100)	(19,102)	(2,998)	16%
Net income	21,242	43,472	(22,230)	(51)%

Net income per common share
Basic	1.02	2.12
Diluted	1.01	2.11
Weighted average number of common shares outstanding
Basic	20,471,002	19,745,379
Diluted	20,537,796	19,879,876

Vessel Revenue, Net – The decrease was mainly attributable to the decrease in prevailing charter rates, which was partially offset by an increase in operating days. We had 7,164 operating days in 2025, as compared to 6,447 operating days in 2024. The TCE rate decreased by 16% in 2025 to $20,937, as compared to $25,063 in 2024. Please see reconciliation below of TCE rate (a non-GAAP measure) to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Voyage Expenses – The increase was primarily attributable to the 96 operating days that our fleet was chartered in the spot market in 2025, for which such voyage expenses are borne by the owner, compared to NIL days in 2024. Furthermore, we had increased bunkers consumption as a result of the increase in repairs and off-hire days. We had 276 repair and off-hire days for the year ended December 31, 2025, as compared to 71 repair and off-hire days during the comparable period of 2024.

Vessel Operating Expenses - Vessel operating expenses amounted to $53.8 million in the year ended December 31, 2025, compared to $47.0 million in the year ended December 31, 2024. The increase was primarily attributable to the increase in ownership days. We had 7,440 ownership days in 2025 as compared to 6,518 ownership days in 2024.

Management Fees - The increase was mainly attributable to the increase in ownership days. For the year ended December 31, 2025, we had 1,896 ownership days under third party technical management compared to 1,186 ownership days for the respective period in 2024.

General and Administration Expenses – The decrease is mainly attributed to the costs associated with the complaint filed in March 2024 that had significant impact in 2024 legal expenses, described below, and the decreased stock based compensation, a non-cash item, which was $4.0 million in 2025 for shares granted pursuant to our 2011 Equity Incentive Plan, compared to $4.8 million in 2024.

Depreciation and Amortization – For the year ended December 31, 2025, depreciation and amortization expense increased to $36.2 million from $29.7 million. The increase in depreciation expense is due to an increase in ownership days. We had 7,440 ownership days in 2025 compared to 6,518 days in 2024. The increase in amortization expense is mainly due to an increase in scheduled drydockings. We had 238 repair days for the year ended December 31, 2025, as compared to 33 repair days during the comparable period of 2024.

Gain on sale of vessel, net – The gain in the year ended December 31, 2025, is attributable to the sale of the M/V Geniuship on September 10, 2025.

Interest and Finance Costs – The increase is mainly attributable to the increase of the weighted average outstanding debt from $226.8 million in 2024 to $286.4 million in 2025 and the ensuing increase in amortization of deferred finance costs and debt discounts and is partially offset by the decrease in the weighted average interest rate on our outstanding debt for the year ended December 31, 2025 and 2024 of approximately 6.59% and 7.74%, respectively. Non-cash interest expense of amortization of deferred finance costs and debt discounts for the years ended December 31, 2025 and 2024 was $1.9 million and $1.7 million, respectively.

Loss on Extinguishment of Debt – The loss in the year ended December 31, 2025, is attributable to the refinancing of the Flagship Cargill Sale and Leaseback, secured by the M/V Flagship, the full settlement of the Sinopac Loan Facility, secured by the M/V Geniuship and the refinancing of the August 2021 Alpha Bank Loan Facility, secured by the M/V Friendship and the M/V Squireship. The loss in the year ended December 31, 2024, is attributable to the full settlement of the CMBFL Sale and Leaseback, secured by the M/V Hellasship and the M/V Patriotship (described below).

Interest and Other Income – Interest and other income for the year ended December 31, 2025 consist of $0.5 million of insurance credits and insurance claims, and an amount of $0.8 million related to interest income from our short-term time deposits. Interest and other income for the year ended December 31, 2024 consist of $0.9 million of insurance credits and insurance claims, and an amount of $1.2 million related to interest income from our short-term time deposits.

Interest income related parties – The income earned during the year ended December 31, 2025 relates to interest income earned from the April 25, 2025 $2 million short-term loan facility to United Maritime Corporation which was fully repaid on June 17, 2025.

Foreign currency exchange (loss) / gain, net – The loss in 2025 is related to the fluctuation of the U.S. dollar/Euro exchange rate throughout the year ended December 31, 2025. Approximately 64% of our general and administrative expenses are in currencies other than the U.S. dollar, primarily the Euro.

Please see Item 5.A of our Form 20-F filed with the SEC on March 21, 2025, for a discussion of the year-to-year comparison between 2024 and 2023.

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

As of December 31, 2025, we had cash and cash equivalents of $48.2 million, as compared to $21.9 million as of December 31, 2024. Additionally, as of December 31, 2025, we had $14.4 million restricted cash, which included $8.0 million as pledged capital, at the Company’s option, for one-month interest period as described in Note 4 of the consolidated financial statements included in Item 18 of this annual report. As of December 31, 2024, we had $13.1 million restricted cash, which included $8.0 million as pledged capital, at the Company’s option, for one-month interest period.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2025, we had a working capital deficit of $13.2 million (which included an amount of $4.9 million relating to pre-collected revenue) as compared to a working capital deficit of $15.7 million as of December 31, 2024 (which included an amount of $2.1 million relating to pre-collected revenue). The working capital deficit is mainly attributable to the repayments due under the long-term debt and the other financial liabilities. For the year ended December 31, 2025, the Company realized a net income of $21.2 million and generated cash flow from operations of $52.6 million. The Company believes it has the ability to continue as a going concern over the next twelve months following the date of the issuance of these financial statements and finance its obligations as they come due via cash from operations and through five sale and leaseback agreements entered into subsequent to the year end.

As of December 31, 2025, we had outstanding borrowings of $294.0 million (including long-term debt and other financial liabilities) as compared to $261.5 million (including long-term debt, finance lease liability and other financial liabilities) as of December 31, 2024.

As of March 28, 2026, we had outstanding borrowings of $380.2 million (including long-term debt, finance lease liability and other financial liabilities). Our primary known and estimated liquidity needs for 2026 include obligations related to scheduled principal payments of outstanding borrowings and respective interest expenses payments, estimated drydocking expenditures, and the balloon payment for the M/V Dukeship under the June 2022 Alpha Bank Loan Facility amounting to $11.0 million and additional payments of $83.7 million pursuant to shipbuilding contracts in connection with our newbuilding program. Our cash flow projections indicate that cash on hand and cash to be provided by operating activities, as well as cash which has been or will be provided through refinancing certain of our existing loan agreements and through obtaining new financing agreements will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance. Our medium- and long-term liquidity requirements relate to the operation and maintenance expenditures of our vessels and our newbuilding program. Pursuant to the shipbuilding contracts for our newbuilding vessels, we have aggregate contractual commitments of $83.7 million within 2026 and $238.0 million expected to occur in 2027, 2028 and 2029. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations and new debt financing. Additional information on our annual scheduled obligations under our long-term debt and other financial liabilities are described in “Loan Arrangements” below in Note 8 (“Long-Term Debt and Other Financial Liabilities”) and in Note 16 (“Subsequent Events”) of our consolidated financial statements included in Item 18 of this annual report.

Cash Flows

(In thousands of US Dollars)	Year ended December 31,
	2025	2024	2023
Cash Flow Data:
Net cash provided by operating activities	52,607	75,278	31,323
Net cash (used in) / provided by investing activities	(23,346)	(79,372)	17,745
Net cash (used in) / provided by financing activities	(1,524)	14,082	(56,617)

Year ended December 31, 2025, as compared to year ended December 31, 2024

Operating Activities: Net cash provided by operating activities in 2025 consisted of net income after non-cash items of $62.7 million and the decrease in working capital of $10.1 million. The major driver of the change of net cash provided by operating activities was the decrease in charter rates that prevailed in the market between the comparable periods.  Net cash provided by operating activities in 2024 consisted of net income after non-cash items of $80.5 million and the decrease in working capital of $5.3 million.

Investing Activities: The 2025 cash outflow is mainly related to $33.3 million payment for the acquisition of the M/V Meiship, $2.2 million for vessels’ improvements, $8.3 million advance payments related to the bareboat charter agreement for the M/V Blueship, $0.8 million payments for investments in equity securities and $0.2 million payments due from related party (United). The 2025 cash outflow was partially offset by the $21.6 million proceeds from sale of the M/V Geniuship. The 2024 cash outflow resulted from $70.7 million payments for vessels acquisitions and improvements, $4.4 million payments due from related party (United), $3.7 million advances for the acquisition of the M/V Meiship and $0.6 million for lease prepayments.

Financing Activities: The 2025 cash inflow resulted mainly from $155.8 million proceeds from long-term debt and other financial liabilities, $0.8 million proceeds from issuance of common stock and proceeds of $0.8 million from other non-current liabilities. The 2025 cash outflow resulted from debt and other financial liabilities repayments of $123.3 million, $23.8 million finance lease payments for the M/V Blueship, dividend payments of $9.5 million, and $2.5 million of loan finance fees payments in respect with the loan amendments. The 2024 cash inflow resulted mainly from $120.8 million proceeds from long-term debt and other financial liabilities and $5.8 million proceeds from issuance of common stock and warrants. The 2024 cash inflow was partially offset by the $73.0 million long-term debt and other financial liabilities payments, $21.8 million finance lease liabilities payments, $10.8 million dividend payments, $4.8 million for common stock repurchases and $2.6 million financing and stock issuance fees payments.

Please see Item 5.A of our Form 20-F filed with the SEC on March 21, 2025 for a discussion of the year-to-year comparison between 2024 and 2023.

Loan Arrangements

New Loan Facilities during the year ended December 31, 2025

February 2025 Piraeus Bank Loan Facility

On February 24, 2025, the Company entered into a facility agreement with Piraeus Bank S.A. (“Piraeus Bank”) for a $53.6 million term loan for the purpose of (i) refinancing the June 2022 Piraeus Bank Loan Facility, which was secured by the M/Vs Worldship and Honorship and (ii) partially financing the acquisition cost of the M/V Meiship. The facility was drawn on February 25, 2025. The loan bears interest at term SOFR plus a margin of 2.05% per annum. A sustainability linked margin adjustment mechanism was introduced, whereby the applicable interest margin can be decreased by 0.05% per annum, per vessel based on the achievement of certain emission thresholds. The facility has a five‑year term and the repayment schedule comprises 20 quarterly installments of $1.5 million and a final balloon of $24.6 million payable together with the final installment. The Company is required to maintain a corporate leverage ratio (as defined therein) not exceeding 70% until maturity. In addition, the Company is required to maintain a security cover ratio (as defined therein) of not less than 125% until the second anniversary of the drawdown date and 130% thereafter until the maturity of the loan. The borrowers are required to maintain an aggregate minimum liquidity amount of $3.0 million in their operating accounts. As of December 31, 2025, the outstanding amount under the facility was $49.2 million.

December 2025 Danish Ship Finance Loan Facility

On December 12, 2025, the Company entered into a facility agreement with Danish Ship Finance A/S (“DSF”) for a $45.3 million term loan for the purpose of (i) refinancing the October 2022 Danish Ship Finance Loan Facility, which was secured by the M/Vs Premiership, Fellowship and Championship, (ii) financing the purchase obligation of the M/V Flagship under the Flagship Cargill Sale and Leaseback and (iii) general corporate purposes. The facility was drawn on December 12, 2025. The loan facility was divided into five tranches. Tranche A, secured by the M/V Fellowship, and Tranche B, secured by the M/V Premiership, each have a twenty-two-month term and a repayment schedule comprising eight quarterly installments of $0.5 million and a final balloon of $2.1 million payable together with the final installments. Each of Tranche A and Tranche B bears interest of term SOFR plus a margin of 2.50% per annum and each borrower is required to maintain a minimum liquidity amount of $0.7 million. Tranche C, secured by the M/V Championship, has a twenty-eight-month term and a repayment schedule comprising 10 quarterly installments of $0.6 million and a final balloon of $2.9 million payable together with the final installment. Tranche C bears interest of term SOFR plus a margin of 2.65% per annum, while the borrower is required to maintain a minimum liquidity amount of $0.7 million. Tranche D, secured by the M/V Flagship, has a five-year term and a repayment schedule comprising 20 quarterly installments of $0.8 million and a final balloon of $1.8 million payable together with the final installment. Tranche D bears interest of term SOFR plus a margin of 2.10% per annum, while the borrower is required to maintain a minimum liquidity amount of $0.8 million. Tranche E, secured by the M/Vs Fellowship, Premiership and Championship, has a three-and-a-half-year term and a repayment schedule comprising 14 quarterly installments of $0.5 million. Tranche E bears interest of term SOFR plus a margin of 1.95% per annum. A sustainability linked margin adjustment mechanism applies to all five tranches, whereby the interest margin can be increased or decreased by 0.05% based on certain emission thresholds. In addition, the Company is required to maintain a security cover ratio (as defined therein) of not less than 133%, at any time when the corporate leverage ratio (as defined therein) is equal to or less than 65%. If the corporate leverage ratio is higher than 65%, the Company is required to maintain a security cover ratio (as defined therein) of not less than 143%. Finally, the Company is required to maintain a leverage ratio (as defined therein) not exceeding 70% until the maturity of the loan. As of December 31, 2025, the outstanding amount under the facility was $45.3 million.

Loan Facilities amended during the year ended December 31, 2025

June 2022 Alpha Bank Loan Facility

On June 21, 2022, the Company entered into a facility agreement with Alpha Bank for a $21.0 million term loan secured by the M/V Dukeship. The loan facility bore interest at SOFR plus a margin of 2.95% per annum and the term is four years. On September 23, 2025, the Company entered into a supplemental agreement to reduce the margin to 2.40% per annum plus term SOFR, with retroactive effect from June 2025. In addition, the Company has the option to pledge cash in the form of time deposits, up to the aggregate amount of the loan outstanding at that time. For the part of the loan equal to the pledged amount, the margin will be reduced to 0.75% per annum for the term of the pledged time deposit, which as per the agreement shall coincide with an interest period of the facility. The repayment schedule comprises four quarterly installments of $1.0 million followed by 12 quarterly installments of $0.5 million and a final balloon of $11.0 million payable together with the sixteenth installment. In addition, the Company is required to maintain a security requirement ratio (as defined therein) of not less than 125%. The borrower is required to maintain minimum liquidity of $0.5 million in its operating account. The loan facility was cross collateralized with the August 2021 Alpha Bank Loan Facility until it was fully repaid. As of December 31, 2025, the outstanding amount under the facility was $12.0 million.

Pre-existing Loan Facilities

October 2024 Alpha Bank Loan Facility

On October 21, 2024, the Company entered into a facility agreement with Alpha Bank for a $34.0 million term loan for the purpose of (i) refinancing the December 2022 Alpha Bank Loan Facility, which was secured by the M/V Paroship, (ii) financing the purchase option for the M/V Titanship and iii) providing liquidity for working capital purposes. The facility was drawn on October 22, 2024. The loan bears interest of term SOFR plus a margin of 2.40% per annum. The Company has the option to pledge cash deposits in the form of time deposit up to the aggregate amount of the loan outstanding at the time. For the part of the loan equal to the pledged amount, the margin will be reduced to 0.75% per annum for the term of the pledged time deposit, which as per the agreement shall coincide with an interest period of the facility. The term of the facility is five years, and the repayment schedule comprises four quarterly installments of $1.2 million, followed by 16 quarterly installments of $0.9 million and a final balloon of $14.8 million payable together with the final installment. In addition, the Company is required to maintain a security cover ratio (as defined therein) of not less than 125%. As of December 31, 2025, the outstanding amount under the facility was $29.2 million.

Loan Facilities repaid during the years ended December 31, 2025 and December 31, 2024

August 2021 Alpha Bank Loan Facility

On August 9, 2021, the Company entered into a facility agreement with Alpha Bank for a $44.1 million term loan for the purpose of (i) refinancing a pre-existing Alpha Bank loan facility which was secured by the M/Vs Leadership, Squireship and Lordship and (ii) financing the previously unencumbered Friendship. Originally, the loan was divided into two tranches as follows: Tranche A, corresponding to the M/Vs Squireship and Lordship and Tranche B, corresponding to the M/V Friendship.  On June 30, 2022, the Company entered into a supplemental agreement to the facility pursuant to which the August 2021 Alpha Bank Loan Facility was cross collateralized with the June 2022 Alpha Bank Loan Facility.

On April 28, 2023, the Company prepaid $8.5 million of Tranche A and $3.5 million of Tranche B using the proceeds from the Village Seven Sale and Leaseback (described below) and as a result all the securities regarding the M/V Lordship were irrevocably and unconditionally released. Following the prepayment of the M/V Lordship, the amortization schedule of the remaining tranches was amended whereby Tranche A was repayable through seven quarterly installments of $0.6 million each and a final balloon of $10.3 million payable together with the final installment and Tranche B was repayable through eight quarterly installments of $0.3 million each and a final balloon of $3.9 million payable together with the final installment. Tranche A bore interest of term SOFR plus a margin of 3.55% per annum and Tranche B bore interest of term SOFR plus a margin of 3.30% per annum. The borrower owning the M/V Squireship was required to maintain an average quarterly minimum free liquidity of $0.5 million, whereas the borrower owning the M/V Friendship was required to maintain $0.5 million at all times.

On March 20, 2025, the Company fully refinanced the outstanding amount of $10.9 million under the Tranche A and $4.4 million under the Tranche B of the facility using the proceeds from the Huarong Squireship Sale and Leaseback and the Huarong Friendship Sale and Leaseback, respectively, and all securities created in favor of Alpha Bank were irrevocably and unconditionally released.

Sinopac Loan Facility

On December 20, 2021, the Company entered into a $15.0 million secured loan facility with Sinopac Capital International (HK) Limited for the purpose of refinancing the outstanding indebtedness of the M/V Geniuship. The facility bore interest at term SOFR plus a margin of 3.50% per annum and was repayable by four quarterly installments of $0.5 million, followed by sixteen quarterly installments of $0.4 million and a balloon installment of $6.7 million payable together with the final installment.  On September 10, 2025, in connection with the disposal of the M/V Geniuship, the Company fully prepaid the outstanding loan amount of $9.0 million.

June 2022 Piraeus Bank Loan Facility

On June 22, 2022, the Company entered into a facility agreement with Piraeus Bank for a $38.0 million sustainability-linked loan for the purpose of (i) refinancing the pre-existing Piraeus Bank loan facility, which was secured by the M/V Worldship and (ii) partly financing the acquisition cost of the M/V Honorship. The loan bore interest of term SOFR plus a margin of 3.00% per annum and a credit adjustment spread (as defined therein). On November 29, 2024, the Company entered into a second supplemental agreement to (i) extend the maturity to December 24, 2027, (ii) amend the repayment schedule by adding two quarterly installments of $0.8 million, (iii) reduce the pre-existing margin of 3.00% to 2.60% per annum with retroactive effect from June 25, 2024, and (iv) eliminate the credit adjustment spread with retroactive effect from June 25, 2024. The facility was repayable through four quarterly installments of $2.0 million, followed by two quarterly installments of $1.5 million, followed by 16 quarterly installments of $0.8 million and a final balloon of $15.0 million payable together with the final installment. The borrowers were required to maintain an aggregate minimum liquidity amount of $2.0 million in their operating accounts. On February 27, 2025, the Company fully refinanced the outstanding amount of $24.0 million using the proceeds from the February 2025 Piraeus Bank Loan Facility and all securities created in favor of Piraeus Bank were irrevocably and unconditionally released.

October 2022 Danish Ship Finance Loan Facility

On October 10, 2022, the Company entered into a facility agreement with DSF for a $28.0 million term loan for the purpose of refinancing a pre-existing loan facility with UniCredit Bank AG, which was secured by the M/Vs Premiership and Fellowship. The October 2022 Danish Ship Finance Loan Facility, initially divided into two equal tranches, bore interest of SOFR plus a margin of 2.50% per annum and had a term of five years. The repayment schedule of each tranche comprised six quarterly installments of $0.8 million followed by fourteen quarterly installments of $0.5 million and a final balloon of $2.1 million payable together with the twentieth installment. Each borrower was required to maintain minimum liquidity of $0.7 million in its retention account.

On April 18, 2023, the Company amended and restated the loan facility with DSF entered in October 2022 to refinance the pre-existing sale and leaseback with Cargill, which was secured by the M/V Championship. The amended and restated facility included a new tranche secured by the M/V Championship, while a sustainability adjustment mechanism was introduced in respect of the underlying interest rate of the facility. The new tranche had a five-year term and the repayment schedule comprised eight quarterly installments of $0.7 million followed by 12 quarterly installments of $0.6 million and a final balloon of $2.9 million payable together with the final installment. The interest rate was 2.65% over 3-month term SOFR per annum, which could be increased or decreased by 0.05% based on certain emission reduction thresholds. For the new tranche secured by the M/V Championship, the borrower was required to maintain a minimum liquidity amount of $0.7 million.

On December 12, 2025, the Company fully refinanced the outstanding amount of $21.2 million using the proceeds from the December 2025 Danish Ship Finance Loan Facility and all securities created in favor of DSF were irrevocably and unconditionally released.

December 2022 Alpha Bank Loan Facility

On December 15, 2022, the Company entered into a facility agreement with Alpha Bank for a $16.5 million term loan for the purpose of partly financing the acquisition cost of the M/V Paroship. The interest rate of the facility was equal to 2.90% plus term SOFR per annum. The principal was scheduled to be repaid over a four-year term, through four quarterly installments of $0.5 million, followed by 12 quarterly installments of $0.4 million and a final balloon of $9.6 million payable together with the last installment. The borrower was required to maintain minimum liquidity of $0.5 million in its operating account.

On October 22, 2024, the Company refinanced the facility using the proceeds from the October 2024 Alpha Bank Loan Facility and all securities created in favor of Alpha Bank were irrevocably and unconditionally released.

Other Financial Liabilities: Sale and Leaseback Transactions

New Sale and Leaseback Activities during the year ended December 31, 2025

Huarong Friendship Sale and Leaseback

On March 13, 2025, the Company entered into a $16.5 million sale and leaseback agreement for the M/V Friendship with an affiliate of China Huarong Financial Leasing Co., Ltd (“Huarong”) to refinance Tranche B of the August 2021 Alpha Bank Loan Facility, secured by the M/V Friendship. The agreement became effective on March 20, 2025, upon the delivery of the M/V Friendship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes in 20 quarterly installments of $0.4 million along with a purchase obligation of $7.7 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.15% per annum. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal, as of December 31, 2025, was $15.2 million.

Huarong Squireship Sale and Leaseback

On March 13, 2025, the Company entered into a $18.0 million sale and leaseback agreement for the M/V Squireship with an affiliate of Huarong to refinance Tranche A of the August 2021 Alpha Bank Loan Facility, secured by the M/V Squireship. The agreement became effective on March 20, 2025, upon the delivery of the M/V Squireship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, with a purchase obligation at the end of the fifth year. The charterhire principal amortizes in 20 quarterly installments of $0.5 million followed by a purchase obligation of $8.5 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.15% per annum. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal, as of December 31, 2025, was $16.6 million.

Kowa Blueship Sale and Leaseback

On August 6, 2025, the Company entered into a $22.5 million sale and leaseback agreement for the M/V Blueship with Kowa Kaiun Co. Ltd. and T.A.C.K. Shipping S.A. (collectively, “Kowa”) for the purpose of financing the purchase option cost of the M/V Blueship. The agreement became effective on August 25, 2025, upon the delivery of the M/V Blueship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the second anniversary of the bareboat charter, while Kowa has a put option at the end of the fifth year. The charterhire principal amortizes in 60 monthly installments paid in advance at $0.3 million, along with the final purchase and put options of $6.4 million payable at the expiry of the bareboat charter. The leaseback agreement bears an interest rate of 3-month term SOFR plus 2.40% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal, as of December 31, 2025, was $21.2 million.

Huarong Hellasship Sale and Leaseback

On December 29, 2025, the Company entered into a $24.7 million sale and leaseback agreement for the M/V Hellasship with an affiliate of Huarong to refinance the AVIC Hellasship Sale and Leaseback. The Company sold and chartered back the vessel on a bareboat basis for an eighty-one-month period, having a purchase obligation at the end of the bareboat agreement. The charterhire principal amortizes in 27 quarterly installments of $0.7 million along with a purchase obligation of $6.6 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.00% per annum. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The agreement became effective on January 8, 2026, upon the delivery of the M/V Hellasship to the lessor (Note 16).

Huarong Iconship Sale and Leaseback

On December 29, 2025, the Company entered into a $25.9 million sale and leaseback agreement for the M/V Iconship with an affiliate of Huarong to refinance the AVIC Iconship Sale and Leaseback. The Company sold and chartered back the vessel on a bareboat basis for an eighty-one-month period, having a purchase obligation at the end of the bareboat agreement. The charterhire principal amortizes in 27 quarterly installments of $0.7 million along with a purchase obligation of $8.4 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.00% per annum. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The agreement became effective on January 8, 2026, upon the delivery of the M/V Iconship to the lessor (Note 16).

Huarong Patriotship Sale and Leaseback

On December 29, 2025, the Company entered into a $21.9 million sale and leaseback agreement for the M/V Patriotship with an affiliate of Huarong to refinance the AVIC Patriotship Sale and Leaseback. The Company sold and chartered back the vessel on a bareboat basis for an eighty-one-month period, having a purchase obligation at the end of the bareboat agreement. The charterhire principal amortizes in 27 quarterly installments of $0.7 million along with a purchase obligation of $3.3 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.00% per annum. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The agreement became effective on January 8, 2026, upon the delivery of the M/V Patriotship to the lessor (Note 16).

Existing Sale and Leaseback Activities

Evahline Sale and Leaseback

On March 29, 2023, the Company entered into a $19.0 million sale and leaseback agreement with a subsidiary of Evahline Inc. (“Evahline”) for the refinancing of a pre-existing sale and leaseback agreement with Hanchen Limited, an affiliate of AVIC. The agreement became effective on April 6, 2023, upon the delivery of the M/V Knightship to the lessor. The Company sold and chartered back the vessel from Evahline on a bareboat basis for a six-year period. The financing’s applicable interest rate is 3-month term SOFR plus 2.80% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the six-year bareboat period, the ownership of the vessel will be transferred to the Company at no additional cost. The Company is required to maintain a minimum value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in 72 consecutive monthly installments paid in advance averaging approximately $0.3 million. The charterhire principal, as of December 31, 2025, was $10.3 million.

Village Seven Sale and Leaseback

On April 24, 2023, the Company entered into a $19.0 million sale and leaseback agreement for the M/V Lordship with Village Seven Co., Ltd and V7 Fune Inc. (collectively, “Village Seven”) to partially refinance the August 2021 Alpha Bank Loan Facility. The Company sold and chartered back the vessel from Village Seven on a bareboat basis for a period of four years and five months. The financing’s applicable interest rate is 3-month term SOFR plus 3.00% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the bareboat period, the Company has the option to repurchase the vessel at the price of $7.8 million, which the Company expects to exercise. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal amortizes in 53 consecutive monthly installments paid in advance of approximately $0.2 million. The charterhire principal, as of December 31, 2025, was $12.0 million.

Hinode Sale and Leaseback

On August 29, 2024, the Company entered into a $28.5 million sale and leaseback agreement with Hinode Kaiun Co., Ltd and Sunmarine Maritime S.A. (collectively, “Hinode”) for the purpose of financing part of the acquisition cost of the M/V Kaizenship. The agreement became effective on October 1, 2024, upon the delivery of the M/V Kaizenship to the lessor. The Company sold and chartered back the vessel from Hinode on a bareboat basis for a six-year period, having a purchase obligation at the end of the sixth year. The charterhire principal amortizes in 72 consecutive monthly installments paid in advance at $0.3 million each, bearing an interest rate of 1-month term SOFR plus 2.50% per annum. Following the fourth anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the bareboat period, the Company has an obligation to purchase the vessel at the price of $8.3 million. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal as of December 31, 2025 was $23.9 million.

Sale and Leaseback Activities repaid during the years ended December 31, 2025 and December 31, 2024

Flagship Cargill Sale and Leaseback

On May 11, 2021, the Company entered into a $20.5 million sale and leaseback agreement with Cargill International SA (“Cargill”) for the purpose of financing part of the acquisition cost of the M/V Flagship. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, with a purchase obligation at the end of the fifth year. The implied average applicable interest rate was equivalent to 2% per annum. The charterhire principal was repayable in 60 monthly installments averaging approximately $0.2 million each along with a purchase obligation of $10.0 million, payable at maturity. The Company had continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement. Additionally, at the time of repurchase, if the market value of the vessel was greater than certain threshold prices, as set forth in the agreement, the Company would pay to Cargill 15% of the difference between the market price and such threshold prices (the “Asset Upside Amount).

On December 12, 2025, the Company exercised its option to purchase the M/V Flagship for $10.9 million, using the proceeds from the December 2025 Danish Ship Finance Loan Facility. A participation liability of $2.2 million was recognized on December 12, 2025, half of which was paid upon the settlement of the sale and leaseback agreement and the remaining half will be applied against the vessel’s hire over the next couple of years under the extended time charter with Cargill.

CMBFL Sale and Leaseback

On June 22, 2021, the Company entered into sale and leaseback agreements for the M/Vs Hellasship and Patriotship in the total amount of $30.9 million with CMB Financial Leasing Co., Ltd. (“CMBFL”) for the purpose of financing the outstanding acquisition price of both vessels. The Company sold and chartered back the vessels from two affiliates of CMBFL on a bareboat basis for a five-year period. The financings bore interest at term SOFR plus a margin of 3.50% per annum. The Company had the option to buy back the vessels from the end of the second year until the end of the fifth year at predetermined prices as defined in the agreement. The charterhire principal was repayable in 20 quarterly installments of $0.8 million each along with the purchase obligation of $15.3 million at maturity.

On June 28, 2024, the facility was refinanced by the AVIC Hellasship Sale and Leaseback and the AVIC Patriotship Sale and Leaseback, while the outstanding charterhire principal of $21.5 million was repaid in full.

New Sale and Leaseback Activities after the year ended December 31, 2025

BOCL Partnership Sale and Leaseback

On March 2, 2026, the Company entered into a $26.5 million sale and leaseback agreement with an affiliate of BOC Financial Leasing Corporation Limited (“BOCL”) to finance the purchase option cost of the M/V Partnership under the Chugoku Bank Sale and Leaseback. The Company sold and chartered back the vessel on a bareboat basis for a six-and-a-half-year period which commenced on March 9, 2026. The charterhire principal amortizes in 26 quarterly installments of $0.8 million, bearing an interest rate of 3-month term SOFR plus 1.85% per annum. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the second anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

BOCL Newbuilding 1 Sale and Leaseback

On March 9, 2026, the Company entered into a $57.8 million sale and leaseback agreement with an affiliate of BOCL for the purpose of financing the construction cost of the Newbuilding 1 scrubber fitted Newcastlemax vessel. Upon delivery of the vessel from the shipyard, the Company is expected to sell and charter back the vessel on a bareboat basis for an eight‑year period. Under the agreement, the lessor will provide pre‑delivery financing for certain installments under the shipsales contract, with accrued interest payable in arrears on the relevant drawdown amounts. The charterhire principal will amortize in 32 quarterly installments of $0.7 million, bearing an interest rate of 3-month term SOFR plus 1.85% per annum. The Company will have continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the second anniversary of the bareboat charter. At the end of the bareboat charter period, if the purchase option has not been exercised, the Company will be obligated to pay a Purchase Option Premium (as defined therein) amounting to $10.0 million. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

Sale and Leaseback Agreements repaid after the year ended December 31, 2025

AVIC Hellasship Sale and Leaseback

On June 4, 2024, the Company entered into a $19.5 million sale and leaseback agreement with Hao Leo Limited (“Hao Leo”), an affiliate of AVIC International Leasing Co., Ltd.(“AVIC”) to partially refinance the CMBFL Sale and Leaseback, secured by the M/Vs Hellasship and Patriotship. The agreement became effective on June 28, 2024, upon the delivery of the M/V Hellasship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal was repayable in four quarterly installments of $0.7 million followed by 16 quarterly installments of $0.4 million along with a purchase obligation of $10.5 million at the expiry of the bareboat charter, while it bore an interest rate of 3-month term SOFR plus 2.55% per annum. The installments were paid in advance. The Company had continuous options to repurchase the vessel at any time during the bareboat charter period and at predetermined prices as set forth in the agreement. As of December 31, 2025, the amount outstanding under the AVIC Hellasship Sale and Leaseback was $15.5 million.

On January 8, 2026, the Company refinanced the outstanding amount of $15.5 million using the proceeds from the Huarong Hellasship Sale and Leaseback.

AVIC Iconship Sale and Leaseback

On June 4, 2024, the Company entered into a $21.9 million sale and leaseback agreement with Hao Cancer Limited (“Hao Cancer”), an affiliate of AVIC to partially finance the acquisition of the M/V Iconship. The agreement became effective on June 11, 2024, upon the delivery of the vessel to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal was repayable in four quarterly installments of $0.8 million followed by 16 quarterly installments of $0.5 million along with a purchase obligation of $11.5 million at the expiry of the bareboat charter, while it bore an interest rate of 3-month term SOFR plus 2.55% per annum. The installments were paid in advance. The Company had continuous options to repurchase the vessel at any time during the bareboat charter period and at predetermined prices as set forth in the agreement. As of December 31, 2025, the amount outstanding under the AVIC Iconship Sale and Leaseback was $17.5 million.

On January 8, 2026, the Company refinanced the outstanding amount of $17.5 million using the proceeds from the Huarong Iconship Sale and Leaseback.

AVIC Patriotship Sale and Leaseback

On June 4, 2024, the Company entered into a $16.9 million sale and leaseback agreement with Hao Virgo Limited (“Hao Virgo”), an affiliate of AVIC to partially refinance the CMBFL Sale and Leaseback, secured by the M/Vs Hellasship and Patriotship. The agreement became effective on June 28, 2024, upon the delivery of the M/V Patriotship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal was repayable in four quarterly installments of $0.6 million followed by 16 quarterly installments of $0.3 million along with a purchase obligation of $9.5 million at the expiry of the bareboat charter, while it bore an interest rate of 3-month term SOFR plus 2.55% per annum. The installments were paid in advance. The Company had continuous options to repurchase the vessel at any time during the bareboat charter period and at predetermined prices as set forth in the agreement. As of December 31, 2025, the amount outstanding under the AVIC Patriotship Sale and Leaseback was $13.5 million.

On January 8, 2026, the Company refinanced the outstanding amount of $13.5 million using the proceeds from the Huarong Patriotship Sale and Leaseback.

Chugoku Bank Sale and Leaseback

On February 25, 2022, the Company entered into a sale and leaseback transaction with Chugoku Bank, Ltd.(“Chugoku”) to refinance the prior indebtedness secured by the M/V Partnership. The drawdown of the funds under the sale and leaseback agreement occurred on March 9, 2022. The financing amount was $21.3 million and the interest rate was SOFR plus a margin of 2.90% per annum. The principal was repayable over an eight-year term, through 32 quarterly installments averaging approximately $0.6 million, followed by a purchase option of $2.4 million at the expiration of the bareboat charter. Following the second anniversary of the bareboat charter, the Company had continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. As of December 31, 2025, the amount outstanding under the Chugoku Bank Sale and Leaseback was $12.6 million.

On March 9, 2026, the Company refinanced the outstanding amount of the Chugoku Bank Sale and Leaseback using the proceeds from the BOCL Partnership Sale and Leaseback.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. The widely accepted benchmark of charter market in the dry bulk industry is the Baltic Dry Index, or the BDI. Over the course of 2025, the BDI registered a low of 715 on January 30, 2025 and a high of 2,845 on December 3, 2025.

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

In 2025, the total size of the dry bulk fleet rose by about 3.0%, compared to demand growth of 2.2%. According to tentative projections, the total size of the dry bulk fleet is expected to rise by about 3.6% in 2026, compared to expected demand growth of 1.8%.

Capesize dry bulk vessels primarily transport iron ore and coal, with bauxite gaining a larger share year by year. China is a major player in the global iron ore market, importing more than 70% of seaborne iron ore. Australia and Brazil dominate exports, accounting for nearly 80% of global iron ore exports combined. Since 2000, the growth in China’s iron ore and coal imports has significantly influenced the dry bulk market, though, this trend has slowed since 2015. On the bauxite front, China’s bauxite imports are playing an increasingly vital role in Capesize markets. Infrastructure improvements in West Africa, led by Guinea, are expected to further boost bauxite trade, while, the giant Simandou iron ore project is anticipated to significantly increase iron ore exports from the region.

The significant geopolitical developments, with most notable the ongoing tensions in Ukraine and the Middle East, including the war between the United States and Israel, and Iran, along with escalating tariff disputes, have to a certain extent disrupted dry bulk seaborne trade, affecting global shipping routes, freight rates, and maritime security. Further to the direct impact on seaborne trade, these events affected the seaborne trade through their impact, realized or expected, on economic activity and inflation.

While the ongoing war in Ukraine, especially at its first stages, heightened economic uncertainty, it has had minimal impact on the dry bulk market so far. Initially, the effect ranged from neutral to positive, with shifts in ton-mile demand supporting the market. Our operations have not been materially affected, as our vessels do not currently operate in Russian or Ukrainian ports, and our suppliers and service providers have not faced restrictions or disruptions in their activities. We do not anticipate significant impacts in the future. Meanwhile, the Israel–Hamas conflict and subsequent missile attacks by the Houthis in the Red Sea have led vessels to divert via the Cape of Good Hope, which had a modestly positive impact on the dry bulk market by reducing supply. While the cease-fire declared on January 15, 2025 eased tensions in the region, attacks resumed in March 2025 and the future direction of the conflict remains highly uncertain and may continue to pose a significant safety hazard for vessels transiting the Red Sea. More recently, the escalation of hostilities in 2025 and 2026, including the war between the United States, and Israel, and Iran, has further increased uncertainty regarding the safety of key maritime chokepoints, including the Red Sea, the Gulf of Aden and the Strait of Hormuz. Finally, evolving trade policies and the potential implementation of additional trade tariffs by the United States and other countries may pose risks for dry bulk vessels. The administration’s proposed tariffs, including a 20% tariff on Chinese products, could lead to higher import costs and trade imbalances. These tariffs may affect shipping volumes, routes, and demand patterns, potentially impacting the dry bulk market. We may need to adjust our operational strategies to navigate these changes.

As all of our fleet is employed on index-linked charter contracts, and two of them earn a daily hire of a fixed floor rate plus a profit-sharing scheme based on the BCI index rate, we will be exposed to any near-term volatility in the charter market, to the extent that we have not hedged the index-linked earnings through forward freight agreements. We believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” for more information).

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

	Year Ended December 31,
Fleet Data:	2025	2024	2023

Ownership days	7,440	6,518	6,008
Available days(1)	7,202	6,485	6,008
Operating days(2)	7,164	6,447	5,953
Fleet utilization	96.3%	98.9%	99.1%

Average Daily Results:
TCE rate(3)	$20,937	$25,063	$17,501
Daily Vessel Operating Expenses(4)	$7,127	$6,976	$6,879

(1)
During the year ended December 31, 2025, we had incurred 238 off-hire days for scheduled dry-dockings. During the year ended December 31, 2024, we had incurred 33 off-hire days for scheduled dry-dockings and ballast water treatment installation for our vessels.

(2)
During the year ended December 31, 2025, we had incurred 38 off-hire days due to unforeseen circumstances. During the year ended December 31, 2024, we had incurred 38 off-hire days due to unforeseen circumstances.

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

	Year Ended December 31,
(In thousands of US Dollars, except operating days and TCE rate)	2025	2024	2023

Net revenues from vessels	$155,519	$164,881	$107,036
Voyage expenses	(5,524)	(3,297)	(2,851)
Time charter equivalent revenues	$149,995	$161,584	$104,185
Operating days	7,164	6,447	5,953
Daily time charter equivalent rate	$20,937	$25,063	$17,501

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

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	Year Ended December 31,
	2025	2024	2023

Vessel operating expenses	$53,785	$46,985	$42,260
Pre-delivery expenses	(761)	(1,515)	(933)
Vessel operating expenses before pre-delivery expenses	53,024	45,470	41,327
Ownership days	7,440	6,518	6,008
Daily Vessel Operating Expenses	$7,127	$6,976	$6,879

Please also see “–B. Liquidity and Capital Resources.”

E.	Critical Accounting Estimates

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

Our assessment concluded that no impairment loss should be recorded as of December 31, 2025 and 2024.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy. The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2025 and 2024, respectively, and (ii) which of our vessels we believe had a basic market value below their carrying value. The carrying value includes, as applicable, vessel costs, plus any unamortized deferred dry-docking costs. This aggregate difference between the carrying value of these vessels and their market value of $0.2 million and $2.6 million, as of December 31, 2025 and 2024, respectively, represents the amount by which we believe we would have had to reduce our net income if we sold all of such vessels, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer was not under any compulsion to buy as of December 31, 2025 and 2024, respectively. For purposes of this calculation, we assumed that the vessels would be sold at a price that reflected our estimate of their charter-free market values as of December 31, 2025 and 2024, respectively.

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

Carrying Value plus any unamortized dry-docking costs as of

Vessel	Year Built	Dwt	December 31, 2025 (in millions of U.S. dollars)		December 31, 2024 (in millions of U.S. dollars)
Titanship	2011	207,855	26.6		28.2
Meiship	2013	207,851	35.3		-
Patriotship	2010	181,709	21.1		21.9
Dukeship	2010	181,453	27.9		28.4
Worldship	2012	181,415	26.9		28.3
Paroship	2012	181,415	27.7		27.8
Kaizenship	2012	181,396	35.0		35.1	*
Iconship	2013	181,392	31.0		32.7
Hellasship	2012	181,325	22.8		24.3
Honorship	2010	180,242	29.2		29.3
Fellowship	2010	179,701	21.6		22.6
Championship	2011	179,238	28.8		30.7
Partnership	2012	179,213	25.4		27.1
Knightship	2010	178,978	19.5		18.5
Lordship	2010	178,838	18.9		20.8
Friendship	2009	176,952	19.5		21.1
Blueship	2011	178,459	32.2	*	-
Flagship	2013	176,387	23.2		24.9
Geniuship	2010	170,057	-		19.4
Premiership	2010	170,024	23.6		22.6
Squireship	2010	170,018	26.0		25.3
TOTAL			522.2		489.0

*
Indicates dry bulk carrier vessels for which we believe, as of December 31, 2025 and 2024, respectively, the basic charter-free market value was lower than the vessel’s carrying value plus any unamortized dry-docking costs.

As presented in Balance Sheets as of December 31, 2025 and 2024.

	December 31, 2025 (in millions of U.S. dollars)	December 31, 2024 (in millions of U.S. dollars)
Vessels, net	506.5	484.5
Deferred dry-docking charges, non-current	15.7	4.5
Total	522.2	489.0

We refer you to the risk factor entitled “The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.”

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how charter rates and vessel values will fluctuate in the future. Charter rates may, from time to time throughout our vessels’ lives, remain for a considerable period of time at depressed levels which could adversely affect our revenue and profitability, and future assessments of vessel impairment. To minimize such subjectivity, our analysis for the years ended December 31, 2025 and 2024 also involved sensitivity analysis to the model input we believe is more important and likely to change. In particular, in terms of our estimates for the time charter equivalent for the unfixed period, we use a combination of one-year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding outliers. Although the trailing 10-year historical charter rates, excluding the outliers, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. The impairment test that we conduct, when required, is most sensitive to variances in future time charter rates. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates, excluding the outliers, would not decline by more than 12% for Capesize vessels, we would not be required to recognize impairment. For the year ended December 31, 2025, indicators of impairment existed for one of our vessels as their carrying value plus any unamortized dry-docking costs was higher than its market value. The carrying value of the one vessel plus any unamortized dry-docking costs for which impairment indicators existed as at December 31, 2025, was $32.2 million.

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

Name	Age	Position	Director Class
Stamatios Tsantanis	54	Chairman, Chief Executive Officer & Director	A (term expires in 2028)
Stavros Gyftakis	47	Chief Financial Officer
Christina Anagnostara	55	Director*	B (term expires in 2026)
Elias Culucundis	83	Director*	A (term expires in 2028)
Dimitrios Anagnostopoulos	79	Director*	C (term expires in 2027)
Ioannis Kartsonas	54	Director*	C (term expires in 2027)

*Independent Director

Biographical information with respect to each of our directors and our executive officers is set forth below.

Stamatios Tsantanis has served as a member of our board of directors and our Chief Executive Officer since October 1, 2012. Under his leadership, the Company has grown into a prominent Capesize dry bulk shipping company with a cargo carrying capacity of approximately 3.6 million dwt. He has also served as Chairman of our board of directors since October 1, 2013 and previously served as our Interim Chief Financial Officer from November 1, 2013 until October 2, 2018. Mr. Tsantanis is also the founder, Chairman, Chief Executive Officer and a member of the board of directors of United, an international shipping company with a cargo carrying capacity of approximately 0.6 million dwt. Mr. Tsantanis has been actively involved in the shipping and finance industry since 1998 and has held senior management positions in prominent private and public shipping companies, as well as financial institutions.  He holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School of City University of London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. Mr. Tsantanis also serves in the board of directors of Breakwave Advisors LLC, the commodity trading advisor for the Breakwave Dry Bulk Shipping ETF (NYSE: BDRY) and the Breakwave Tanker Shipping ETF (NYSE: BWET) and is a fellow of the Institute of Chartered Shipbrokers. Mr. Tsantanis is a frequent speaker at major shipping conferences worldwide and also a regular guest lecturer at leading international academic institutions in the maritime sector.

Stavros Gyftakis has served as our Chief Financial Officer since 2018, previously served as Finance Director since November 2017 and he has been instrumental in the Company’s capital raising, debt financing and refinancing activities since 2017. Mr. Gyftakis is also the Chief Financial Officer and a director in the board of directors of United. He has more than 20 years of experience in banking and corporate finance with focus on the shipping sector. Mr. Gyftakis has held key positions across a broad shipping finance spectrum, including asset backed lending, debt and corporate restructurings, risk management, financial leasing and loan syndications. Before joining the Company, he was a Senior Vice President in the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis received his Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) in London with Distinction. He also holds a Master of Science (MSc) in Business Mathematics, awarded with Honors, from the Athens University of Economics and Business and a Bachelor of Science (BSc) in Mathematics from the Aristotle University of Thessaloniki.

Christina Anagnostara has been a member of our board of directors since December 2008 and she is a member of the Company’s Sustainability Committee. She has served as our Chief Financial Officer from November 17, 2008 until October 31, 2013. Since June 2022, Ms. Anagnostara is also a director on the board of directors of United. She has more than 27 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. Before joining the Company, she served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since 2017 she has been a Managing Director in the Investment Banking Division of AXIA Ventures Group, which is a member of Alpha Bank Group as of December 16, 2025, and between 2014 and 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. From 2006 to 2008, she served as the Chief Financial Officer and member of the board of directors of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group, she worked for Eurobank EFG and Ernst & Young. Ms. Anagnostara has studied Economics in Athens and is a Certified Chartered Accountant.

Elias Culucundis has been a member of our board of directors since our inception, he is the Chairman and a member of the Company’s Compensation and Nominating Committees and a member of the Company’s Audit Committee. Since 1999, Mr. Culucundis has been the President, Chief Executive Officer and Director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. Additionally, from 1996 to 2000, he was a Director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a Director of Point Clear Navigation Agency Ltd, a marine project company. From 1981 to 1995, Mr. Culucundis was a Director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical Director and eventually ascended to the position of Chief Executive Officer, overseeing a large fleet of Panamax, Aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of newbuilding vessels. From 1971 to 1980, Mr. Culucundis was a Director and the Chief Executive Officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. In Off Shore Consultants Inc. he worked in Floating Production, Storage and Offloading vessel, or FPSO, design and construction and was responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell Plc. Seven FPSOs were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of their fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of the Hellenic National Committee of American Bureau of Shipping and he served in the Council of the Union of Greek Shipowners. Mr. Culucundis is a Fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

Dimitrios Anagnostopoulos has been a member of our board of directors since May 2009 and he is also the Chairman and a member of the Audit Committee and a member of the Company’s Compensation and Nominating Committees. Mr. Anagnostopoulos has over 51 years of experience in Shipping, Ship finance and Bank Management. Mr. Anagnostopoulos obtained his BSc degree at the Athens University of Economics and Business. His career began in the 1970’s as Assistant Lecturer at the same University followed by four years with the Onassis Shipping Group in Monaco. Mr. Anagnostopoulos also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he spent nearly two decades with the bank, holding the positions of Senior Vice-President and Head of Shipping. From 2010 to 2024 he was a Board Member in the Aegean Baltic Bank. Since then, he remains an advisor to Aegean Baltic Bank’s management. In September 2023 he was elected Board Member of the NYSE-listed Dynagas LNG Partners LP. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at the Bayes Business School (formerly known as Cass Business School) of City University in London, the Athens University of Economics and Business and the ALBA Graduate Business School. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping and an Associate Member of the Institute of Energy of South East Europe. In 2008 he was named by the Lloyd’s Organization as Shipping Financier of the Year.

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

For the year ended December 31, 2025, the Company paid its executive officers and directors aggregate compensation of $2.3 million. The Company’s executive officers are employed pursuant to employment and consulting contracts. We do not have a retirement plan for our officers or directors.

Each member of the Company’s board of directors received a fee of $0.1 million in 2025. The aggregate director fees paid by the Company for the years ended December 31, 2025, 2024 and 2023 totaled $0.5 million, $0.5 million and $0.5 million, respectively.

On January 12, 2011 our board of directors adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan, or the Plan. On March 27, 2024, the Plan, as previously amended, was amended and restated to increase the aggregate number of shares of common stock reserved for issuance under the Plan to 550,000 shares. On March 12, 2025, the Plan was further amended and restated to increase the aggregate number of shares of common stock reserved for issuance under the Plan to 600,000 shares. On March 6, 2026, the Plan was further amended and restated to increase the aggregate number of shares of common stock reserved for issuance under the Plan to 600,000 shares. The Plan is administered by the Compensation Committee of our board of directors. Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our Compensation Committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient’s continued service as an employee or a director of the Company, through the applicable vesting date.

On March 27, 2024, the Compensation Committee granted an aggregate of 502,500 restricted shares of common stock pursuant to the Plan, of which 285,000 shares were granted to the non-executive members of the board of directors and to the executive officers and 217,500 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $8.42. Of the total restricted shares issued, 107,250 shares vested on the date of the issuance, March 27, 2024, 142,150 shares vested on September 27, 2024, taking into consideration 1,100 forfeited shares, 108,000 shares vested on March 27, 2025 and 144,000 shares vested on September 26, 2025.

On March 12, 2025, the Compensation Committee granted an aggregate of 528,200 restricted shares of common stock pursuant to the Plan, of which 311,500 shares were granted to the non-executive members of the board of directors and to the executive officers and 216,700 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $7.35. Of the total restricted shares issued, 125,300 shares vested on the date of the issuance, March 12, 2025, 160,000 shares vested on September 12, 2025, 104,100 shares vested on March 12, 2026 and 138,800 shares will vest on September 14, 2026.

On March 6, 2026, the Compensation Committee granted an aggregate of 554,100 restricted shares of common stock pursuant to the Plan, of which 313,500 shares were granted to the non-executive members of the board of directors and to the executive officers and 240,600 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $13.28. Of the total restricted shares issued, 132,650 shares vested on the date of the issuance, March 6, 2026, 168,750 shares will vest on September 7, 2026, 108,300 shares will vest on March 8, 2027 and 144,400 shares will vest on September 8, 2027.

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

As of December 31, 2025, 2024 and 2023, we had two executive officers, Mr. Stamatios Tsantanis and Mr. Stavros Gyftakis, and we employed Ms. Theodora Mitropetrou, our general counsel. In addition, as of December 31, 2025, 2024 and 2023, we employed a support staff consisting of 96, 93 and 81 employees, respectively.

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

Identity of Person or Group	Number of Shares Owned	Percent of Class (1)
Stamatios Tsantanis (2)	2,084,403 Common Shares	9.6%
Konstantinos Konstantakopoulos (3)	2,763,596 Common Shares	12.8%
George Economou (4)	1,848,534 Common Shares	8.5%
Stavros Gyftakis	240,045 Common Shares	1.1%
Christina Anagnostara	193,239 Common Shares	0.9%
Dimitrios Anagnostopoulos	73,333 Common Shares	0.3%
Elias Culucundis	72,800 Common Shares	0.3%
Ioannis Kartsonas	45,422 Common Shares	0.2%
Directors and executive officers as a group (6 individuals)	2,709,242 Common Shares	12.5%
Stamatios Tsantanis (2)	20,000 Series B Preferred Shares	100%

(1)
Calculation of percent of class beneficially owned by each such person is based on 21,668,198 common shares outstanding as of March 27, 2026 and any additional shares that such person may be deemed to beneficially own in accordance with Rule 13d-3 under the Exchange Act.

(2)
In our annual reports for the years ended December 31, 2024 and 2023, Stamatios Tsantanis was reported to beneficially own 9.1% and 7.9%, respectively, of our then outstanding common shares. In addition, Mr. Tsantanis beneficially owns 20,000 Series B Preferred Shares, constituting 100% of our issued and outstanding Series B Preferred Shares, which were issued on December 10, 2021, pursuant to a stock purchase agreement between us and Stamatios Tsantanis. Through his ownership of common shares and Series B Preferred Shares, Stamatios Tsantanis controls 49.99% of the voting power of our outstanding capital stock.  For a description of the Series B Preferred Shares, see “Description of Securities” filed as Exhibit 2.6 hereto.

(3)
This information is derived from an Amendment No. 3 to Schedule 13G jointly filed with the Commission on August 4, 2025 by Longshaw Maritime Investments S.A. and Konstantinos Konstantakopoulos. Based on this filing, Longshaw Maritime Investments S.A. and Konstantinos Konstantakopoulos each have beneficial ownership of all shares indicated in the table above. Based on this filing, Longshaw Maritime Investments S.A. is a Marshall Islands corporation controlled by Konstantinos Konstantakopoulos. In our annual report for the year ended December 31, 2024, Longshaw Maritime Investments S.A. and Konstantinos Konstantakopoulos were jointly reported to beneficially own 10.6% of our then outstanding common shares and in our annual report for the year ended December 31, 2023, Longshaw Maritime Investments S.A. and Konstantinos Konstantakopoulos were jointly reported to beneficially own 6.2% of our then outstanding common shares.

(4)
This information is derived from an Amendment No. 9 to Schedule 13D jointly filed with the Commission on March 16, 2026 by Sphinx Investment Corp., Maryport Navigation Corp. and George Economou.  Based on this filing, Sphinx Investment Corp., Maryport Navigation Corp. and George Economou each have beneficial ownership of all shares indicated in the table above. Based on this filing, Sphinx Investment Corp. is a Marshall Islands corporation wholly-owned by Maryport Navigation Corp., which is a Liberian corporation controlled by George Economou. In our annual report for the year ended December 31, 2024, Sphinx Investment Corp., Maryport Navigation Corp. and George Economou were jointly reported to beneficially own 8.9% of our then outstanding common shares and in our annual report for the year ended December 31, 2023, Sphinx Investment Corp., Maryport Navigation Corp. and George Economou were jointly reported to beneficially own 9.1% of our then outstanding common shares.

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

United Right of First Refusal/Offer

Prior to the consummation of the Spin-Off, we entered into a right of first refusal agreement with United pursuant to which we have a right of first refusal with respect to any opportunity available to United to sell, acquire or charter-in any Capesize vessel as well as with respect to chartering opportunities, other than short-term charters with a term of 13 months or less, available to United for Capesize vessels. In addition, United has a right of first offer with respect to any vessel sales by us.  The sales of M/V Goodship and M/V Tradership, as well as the bareboat charter-out of the M/V Dukeship and the sale of the M/V Squireship (which is expected to take place by mid-June 2026) to United were agreed and made pursuant to the right of first refusal agreement.

Loan Facility Agreement

On April 25, 2025, the Company entered into an agreement to provide a $2.0 million short-term loan facility to United. The facility bore interest of 10.0% per annum and was fully repaid on June 17, 2025, shortly after the completion of a vessel sale by United.

Management Agreements

Prior to the consummation of the Spin-Off, United entered into a master management agreement with us for the provision of technical, administrative, commercial, brokerage and certain other services. Certain of these services are being contracted directly with our wholly owned subsidiaries, Seanergy Shipmanagement and Seanergy Management. The master management agreement provides for a fixed administration fee of $325 per vessel per day payable to Seanergy. The term of United’s master management agreement with us expires on December 31, 2026. Unless three months’ notice of non-renewal is given by either party prior to the end of the current term, the agreement will automatically extend for additional 12-month periods. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.

In relation to technical management, Seanergy Shipmanagement is responsible for arranging, inter alia, for the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling for the M/Vs Dukeship, Chrisea, Cretansea, Nisea and Synthesea, which are owned or operated by United. The technical management agreements with Seanergy Shipmanagement provide for a fixed management fee of $14,000 per vessel per month. The agreement for the M/V Nisea commenced on September 10, 2024,  the M/V Synthesea on February 4, 2025 and for the M/V Dukeship on February 12, 2026. Until the disposal of M/Vs Gloriuship and Goodship on June 10, 2025 and September 16, 2025, respectively, United was paying Seanergy Shipmanagement a fixed management fee of $14,000 per month for each vessel.

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

Vessels’ Sales

On December 27, 2022, we entered into two memoranda of agreement to sell two Capesize vessels to United for an aggregate purchase price of $36.3 million. On December 28, 2022, we received an advance of $12.7 million in cash, according to the terms of the agreements, which were separately presented as “Liability from contract with related party” in the accompanying consolidated balance sheets. Both vessels were delivered to United in February 2023. As of December 31, 2024, a gain on sale of vessel, net of sale expenses, amounting to $8.1 million was recognized and is presented as “Gain on sale of vessels, net” in the consolidated statements of income. No vessels were sold during the year ended December 31, 2025.

On February 6, 2026, we entered into an agreement with United for the disposal of the M/V Dukeship through an 18-month bareboat charter. The charter period commenced following the delivery of the vessel on February 12, 2026. United has advanced a downpayment of $5.5 million and will pay a daily charter rate of $9,450, with a purchase obligation of $22.1 million at the end of the bareboat charter. A special committee of disinterested members of our Board of Directors negotiated the terms and approved the agreement.

On March 11, 2026, we agreed main terms to sell the M/V Squireship to United for an aggregate purchase price of $29.5 million. The sale is subject to entering into a memorandum of agreement and United’s financing the purchase. The vessel is expected to be delivered to United  by mid-June 2026.

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

On March 6, 2024, a shareholder filed a complaint in the High Court of the Republic of the Marshall Islands against the Company and its board of directors, alleging fiduciary duty violations related to the issuance of Series B Preferred Shares in December 2021. The plaintiff was not a shareholder of the Company at the time of the transaction challenged in the complaint. In October 2024, the High Court dismissed the lawsuit in its entirety, and in November 2024 the plaintiff filed a notice of appeal. Briefing on the appeal was concluded in May 2025, and oral argument before the Supreme Court of the Republic of the Marshall Islands was held in February 2026. In February 2026 the Marshall Islands Supreme Court upheld the High Court’s dismissal of the lawsuit and the litigation is now concluded.

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

Our restated articles of incorporation have been filed as an exhibit to our report filed with the Commission on Form 6-K on August 30, 2019.  Amendments to our restated articles of incorporation were filed as exhibits to our registration statement on Form F-1 filed on February 19, 2021 and our report on Form 6-K filed on February 15, 2023. Our restated articles of incorporation, as amended, contained in such exhibits are incorporated by reference.  Our fourth amended and restated bylaws have been filed with the Commission on Form 6-K on December 14, 2023, which we incorporate herein by reference.  A description of the material terms of our restated articles of incorporation, as amended, and our fourth amended and restated bylaws and of our capital stock is included in “Description of Securities” attached hereto as Exhibit 2.6 and incorporated by reference herein.

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

The following represents the opinion of our United States and Marshall Islands tax counsel, Watson Farley & Williams LLP, and is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of our common stock, as well as the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our common stock that is treated for U.S. federal income tax purposes as:

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

For our 2025 taxable year, we had U.S. source gross shipping income of approximately $398,526.

We are subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in “—Taxation in Absence of Exemption,” unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below.  For our 2025 taxable year, we believe that we qualified for the exemption from tax under Section 883 of the Code.

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

We did not satisfy the 50% Ownership Test for our 2025 taxable year. Furthermore, these substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test.

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

Based on our analysis of our shareholdings during 2025, we believe we satisfy the Publicly-Traded Test for the entire 2025 year in that less than 50% of our issued and outstanding common shares were held by 5% Shareholders for more than half the days during the 2025 taxable year.

Due to the factual nature of the issues involved, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for our subsequent taxable years.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S. source gross shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, otherwise referred to as the “4% Tax.” Since, under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% Tax.

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

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis, or income earn from the leasing of a vessel attributable to a fixed place of business in the United States. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source gross shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

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

Based on our current operations and future projections, we do not believe that we are or have been a PFIC during our 2025 taxable year, nor do we expect to become, a PFIC with respect to our 2026 taxable year or any future taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner so as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

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

Interest Rate Risk

We are exposed to risks associated with changes in interest rates relating to our unhedged variable–rate borrowings, according to which we pay interest at a rate of SOFR or term SOFR plus a margin; as such increases in interest rates could affect our results of operations and ability to service our debt.  As of December 31, 2025, we had aggregate variable-rate borrowings, of $294 million.  We have not entered into any hedging contracts to protect against interest rate fluctuations.

The following table sets forth the sensitivity of our existing loans as of December 31, 2025, assuming no changes to our borrowings after December 31, 2025, as to a 100-basis point increase in Term SOFR and reflects the additional interest expense.

Year	Amount
2026	$2.8 million
2027	$2.4 million
2028	$1.9 million
2029	$1.5 million
2030	$0.7 million
2031	$0.3 million
2032	$0.2 million
Total	$9.8 million

Foreign Currency Exchange Rate Risk

We generate all of our revenue in U.S. dollars.  The minority of our operating expenses (approximately 8% in 2025) and about two thirds of our general and administration expenses (approximately 64% in 2025) are in currencies other than the U.S. dollar, primarily the Euro.  For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction.  We do not consider the risk from exchange rate fluctuations to be material for our results of operations, as during 2025, these non-US dollar expenses represented 13% of our revenues.  However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations.  We have not hedged currency exchange risks associated with our expenses as of December 31, 2025.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On July 2, 2021, we adopted a shareholders rights agreement, pursuant to which each of our common shares includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Shares if any third-party seeks to acquire control of a substantial block of our common shares without the approval of our board of directors. The shareholders rights agreement was amended and restated on December 13, 2023, and further amended on March 30, 2026. See “Description of Securities” attached to this annual report as Exhibit 2.6 for a description of our amended and restated shareholders rights agreement.

ITEM 15.	CONTROLS AND PROCEDURES

a)	Disclosure Controls and Procedures

Management (our Chief Executive Officer and our Chief Financial Officer) has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2025).  The term disclosure controls and procedures is defined under the Commission’s rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management (our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management (our Chief Executive Officer and our Chief Financial Officer), has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the framework established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2025.

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

c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Seanergy Maritime Holdings Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Seanergy Maritime Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 31, 2026, expressed  an unqualified opinion on those financial statements.

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
March 31, 2026

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

Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2025 and for the fiscal year ended December 31, 2024. Audit and audit-related services billed and accrued from Deloitte Certified Public Accountants S.A., as applicable are as follows:

	2025	2024
Audit fees	$393,000	$479,000
Audit related fees	-	33,000
Total fees	$393,000	$512,000

Audit fees for 2025 related to professional services rendered for the audit of our financial statements and the audit of internal control over financial reporting for the year ended December 31, 2025. Audit fees also include fees for any services associated with audits of subsidiaries of the Company and with registration statements, reports and documents filed with the SEC. Audit related fees relate to services in connection with equity offerings and issuance of comfort letters. Audit fees for 2024 related to professional services rendered for the audit of our financial statements and the audit of internal control over financial reporting for the year ended December 31, 2024. There are no non-audit services provided in 2025 and 2024. As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services.

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
N/A

The Company’s Chairman and Chief Executive Officer acquired, during 2025, a total of 34,000 common shares in the open market for an aggregate purchase price of approximately $0.2 million.

On December 13, 2023, the board of directors authorized the December 2023 Repurchase Plan and on November 12, 2025, our board of directors authorized the extension of the December 2023 Repurchase Plan for a further 12-month period. As of the date of this annual report, 532,411 common shares have been repurchased in the open market under this plan at an average price of $9.29 per share and approximately $20.1 million remains available for repurchases under this plan.

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

The financial information required by this item, together with the report of Deloitte Certified Public Accountants S.A., is set forth on pages F-1 through F-41 and are filed as part of this annual report.

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

2.2
Statement of Designation of the Series A Participating Preferred Shares of the Company (incorporated herein by reference to Exhibit 3.1 to the registrant’s report on Form 6-K filed with the Commission on July 2, 2021)

2.3
Amended and Restated Shareholders Rights Agreement, dated as of December 13, 2023, by and between Seanergy Maritime Holdings Corp. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K furnished to the Commission on December 14, 2023)

2.4
Amendment No. 1 to the Amended and Restated Shareholders Rights Agreement, dated as of March 30, 2026 by and between Seanergy Maritime Holdings Corp. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 4.2 to the registrant's amended registration statement on Form 8-A/A furnished to the Commission on March 31, 2026)

2.5
Statement of Designation of the Series B Preferred Shares of the Company (incorporated herein by reference to Exhibit 99.4 to the registrant’s report on Form 6-K filed with the Commission on December 10, 2021)

2.6	Description of Securities*

4.1	Amended and Restated 2011 Equity Incentive Plan of the registrant adopted on March 6, 2026*

4.2
Form of Ship Technical Management Agreement with V.Ships Greece for the M/V Friendship (incorporated herein by reference to Exhibit 4.6 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023)

4.3
Form of Ship Technical Management Agreement with V.Ships Greece for M/VS Titanship and Paroship (incorporated herein by reference to Exhibit 4.3 to the registrant’s annual report on Form 20-F filed with the Commission on April 3, 2024)

4.4
Form of Ship Technical Management Agreement with V.Ships Greece for the M/V Blueship  (incorporated herein by reference to Exhibit 4.5 to the registrant’s annual report on Form 20-F filed with the Commission on March 21, 2025)

4.5
Form of Addendum to Ship Technical Management Agreements with V.Ships Greece in relation to emissions scheme obligations for the M/Vs Friendship, Titanship and Paroship  (incorporated herein by reference to Exhibit 4.6 to the registrant’s annual report on Form 20-F filed with the Commission on March 21, 2025)

4.6
Form of Guarantee in respect of the M/Vs Friendship, Titanship, Paroship, Championship and Blueship between the registrant and V.Ships Greece in relation to emission scheme obligations (incorporated herein by reference to Exhibit 4.7 to the registrant’s annual report on Form 20-F filed with the Commission on March 21, 2025)

4.7	Form of Addendum to Ship Technical Management Agreements with V.Ships Greece in relation to Fuel EU obligations for the M/Vs Friendship, Paroship, Titanship and Blueship*

4.8	Form of Guarantee in respect of the M/Vs Friendship, Paroship, Titanship, Championship and Blueship between the registrant and V.Ships Greece in relation to the Fuel EU obligations*

4.9
Form of Ship Technical Management Agreement with Seanergy Shipmanagement Corp. (incorporated herein by reference to Exhibit 4.10 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022)

4.10
Form of Ship Technical Management Agreement with Seanergy Shipmanagement Corp. for the M/V Friendship (incorporated herein by reference to Exhibit 4.11 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022)

4.11
Commercial Management Agreement dated March 2, 2015 between Seanergy Management Corp. and Fidelity Marine Inc. (incorporated herein by reference to Exhibit 4.52 to the registrant’s annual report on Form 20-F filed with the Commission on April 21, 2015)

4.12
Amendment No. 1 dated September 11, 2015 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (incorporated herein by reference to Exhibit 4.14 to the registrant’s annual report on Form 20-F filed with the Commission on April 20, 2016)

4.13
Amendment No. 2 dated as of February 24, 2016 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (incorporated herein by reference to Exhibit 4.15 to the registrant’s annual report on Form 20-F filed with the Commission on April 20, 2016)

4.14
Amendment No. 3 dated February 1, 2018 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (incorporated herein by reference to Exhibit 4.13 to the registrant’s annual report on Form 20-F filed with the Commission on March 7, 2018)

4.15
Amendment No. 4 dated June 28, 2018 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (incorporated herein by reference to Exhibit 4.19 to the registrant’s annual report on Form 20-F filed with the Commission on March 25, 2019)

4.16
Amendment No. 5 dated November 3, 2021 between Seanergy Management Corp. and Fidelity Marine Inc. with respect to the Commercial Management Agreement dated March 2, 2015 (incorporated herein by reference to Exhibit 4.17 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2022)

4.17
Registration Rights Agreement dated March 12, 2015 between the registrant and Stamatios Tsantanis (incorporated herein by reference to Exhibit 4.58 to the registrant’s annual report on Form 20-F filed with the Commission on April 21, 2015)

4.18
Facility Agreement dated October 21, 2024 between the registrant, Paros Ocean Navigation Co., Titan Ocean Navigation Co. and Alpha Bank S.A. (incorporated herein by reference to Exhibit 4.42 to the registrant’s annual report on Form 20-F filed with the Commission on March 21, 2025)

4.19
Facility Agreement dated February 24, 2025 between the registrant, World Shipping Co., Honor Shipping Co., Mei Shipping Co. and Piraeus Bank S.A. (incorporated herein by reference to Exhibit 4.45 to the registrant’s annual report on Form 20-F filed with the Commission on March 21, 2025)

4.20	Facility Agreement dated December 12, 2025 among the registrant, Danish Ship Finance A/S, Fellow Shipping Co., Premier Marine Co., Champion Marine Co. and Flag Marine Co.*

4.21
Form of Technical Management Agreement with Seanergy Shipmanagement Corp. for dry bulk vessels of United Maritime Corporation (incorporated herein by reference to Exhibit 4.67 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023)

4.22
Contribution and Conveyance Agreement dated July 5, 2022 between the registrant and United Maritime Corporation (incorporated herein by reference to Exhibit 4.68 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023)

4.23
Right of First Refusal and First Offer Agreement between the registrant and United Maritime Corporation (incorporated herein by reference to Exhibit 4.69 to the registrant’s annual report on Form 20-F filed with the Commission on March 31, 2023)

4.24
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
The following financial information from the registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2025, formatted in Inline Extensible Business Reporting Language (XBRL)*
(1) Consolidated Balance Sheets as of December 31, 2025 and 2024;
(2) Consolidated Statements of Income/(loss) for the years ended December 31, 2025, 2024 and 2023;
(3) Consolidated Statements of Shareholders’ (Deficit) / Equity for the years ended December 31, 2025, 2024 and 2023; and
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023.

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

Date: March 31, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of  Seanergy Maritime Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seanergy Maritime Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of  income, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2026, expressed  an unqualified opinion on the Company’s internal control over financial reporting.

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
March 31, 2026

We have served as the Company’s auditor since 2022.

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2025 and 2024
(In thousands of US Dollars, except for share and per share data)

		2025	2024
ASSETS
Current assets:
Cash and cash equivalents	4	48,244	21,866
Restricted cash	4, 8	8,109	8,050
Accounts receivable trade, net	12	871	404
Inventories	5	1,634	1,693
Prepaid expenses		3,444	3,528
Due from related parties	3	9,100	7,271
Other current assets	2	1,950	2,113
Intangible assets	2	1,493	973
Foreign exchange forward contract		46	-
Total current assets		74,891	45,898

Fixed assets:
Vessels, net	6	506,542	484,492
Vessels under construction	6	118	-
Advances for vessel acquisition	6	-	3,700
Other fixed assets, net		160	267
Total fixed assets		506,820	488,459

Other non-current assets:
Deferred charges and other investments, non-current	2	17,426	6,127
Intangible assets, non-current	2	67	60
Restricted cash, non-current	4, 8	6,300	5,000
Operating lease, right-of-use asset	10	214	282
Investment in equity securities		830	-
Other non-current assets		31	27
TOTAL ASSETS		606,579	545,853

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $1,963 and $1,627, respectively	8	54,940	37,401
Trade accounts and other payables		13,123	7,112
Accrued liabilities	2	12,222	9,626
Operating lease liability, current	10	98	93
Deferred revenue	12	4,934	2,094
Other current liabilities	11, 16	2,745	5,297
Total current liabilities		88,062	61,623

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $1,835 and $2,237, respectively	8	235,220	220,186
Operating lease liability, non-current	10	116	189
Deferred revenue, non-current	12	-	67
Other liabilities, non-current	8	1,798	1,609
Total liabilities		325,196	283,674

Commitments and contingencies	10

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; 20,000 and 20,000 shares issued and outstanding as at December 31, 2025 and 2024, respectively	11	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2025 and 2024; 21,114,098 and 20,374,165 shares issued and outstanding as at December 31, 2025 and 2024, respectively	11	2	2
Additional paid-in capital	11	600,845	595,947
Accumulated deficit		(319,464)	(333,770)
Total stockholders’ equity		281,383	262,179
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		606,579	545,853

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Income
For the years ended December 31, 2025, 2024 and 2023
(In thousands of US Dollars, except for share and per share data)

	Notes	2025	2024	2023
Vessel revenue, net	12	155,519	164,881	107,036
Fees from related parties	3	2,580	2,578	3,198
Revenue, net		158,099	167,459	110,234
Expenses:
Voyage expenses	12	(5,524)	(3,297)	(2,851)
Vessel operating expenses		(53,785)	(46,985)	(42,260)
Management fees		(1,076)	(760)	(700)
General and administration expenses	15	(20,460)	(23,971)	(22,149)
Amortization of deferred dry-docking costs	2	(5,399)	(4,202)	(4,155)
Depreciation and amortization	6, 7	(30,757)	(25,493)	(24,676)
Gain on sale of vessels, net - related party	3, 6	-	-	8,094
Gain on sale of vessel, net	6	2,308	-	-
Loss on forward freight agreements, net		(64)	(177)	(188)
Operating income		43,342	62,574	21,349
Other income / (expenses), net:
Interest and finance costs	13	(21,721)	(20,603)	(20,694)
Loss on extinguishment of debt	8	(1,663)	(653)	(540)
Interest and other income		1,322	2,096	2,443
Interest income - related party	3	48	-	-
Other income - foreign currency forward contracts		46	-	-
Foreign currency exchange (loss) / gain, net		(132)	58	(276)
Total other expenses, net		(22,100)	(19,102)	(19,067)
Net income		21,242	43,472	2,282

Net income per common share, basic	14	1.02	2.12	0.12
Net income per common share, diluted	14	1.01	2.11	0.12

Weighted average common shares outstanding, basic	14	20,471,002	19,745,379	18,394,419
Weighted average common shares outstanding, diluted	14	20,537,796	19,879,876	18,442,688

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2025, 2024 and 2023
 (In thousands of US Dollars, except for share data)
	Preferred Stock Series B		Common stock		Additional		Total
	# of Shares	Par Value	# of Shares	Par Value	paid-in capital	Accumulated deficit	stockholders’ equity
Balance, January 1, 2023	20,000	-	18,191,614	2	583,691	(361,994)	221,699
ATM offering (Note 11)	-	-	1,099	-	(191)	-	(191)
Stock based compensation (Note 15)	-	-	1,823,467	-	9,147	-	9,147
Dividends ($0.10 per share)	-	-	-	-	-	(1,974)	(1,974)
Warrants buyback (Note 11)	-	-	-	-	(816)	-	(816)
Share buyback	-	-	(375,531)	-	(1,679)	-	(1,679)
Redemption of fractional shares due to reverse stock split	-	-	(4,297)	-	(23)	-	(23)
Net income	-	-	-	-	-	2,282	2,282
Balance, December 31, 2023	20,000	-	19,636,352	2	590,129	(361,686)	228,445
Issuance of common stock (including the exercise of warrants) (Note 11)	-	-	180,000	-	885	-	885
ATM offering (Note 11)	-	-	576,120	-	4,796	-	4,796
Stock based compensation (Note 15)	-	-	500,734	-	4,987	-	4,987
Dividends ($0.76 per share) (Note 11)	-	-	-	-	-	(15,556)	(15,556)
Share buyback (Note 11)	-	-	(519,041)	-	(4,850)	-	(4,850)
Net income	-	-	-	-	-	43,472	43,472
Balance, December 31, 2024	20,000	-	20,374,165	2	595,947	(333,770)	262,179
Issuance of common stock (including the exercise of warrants) (Note 11)	-	-	212,233	-	833	-	833
Stock based compensation (Note 15)	-	-	527,700	-	4,065	-	4,065
Dividends ($0.33 per share) (Note 11)	-	-	-	-	-	(6,936)	(6,936)
Net income	-	-	-	-	-	21,242	21,242
Balance, December 31, 2025	20,000	-	21,114,098	2	600,845	(319,464)	281,383

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2025, 2024 and 2023
(In thousands of US Dollars)
	2025	2024	2023
Cash flows from operating activities:
Net income	21,242	43,472	2,282
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,757	25,493	24,676
Amortization of deferred dry-docking costs	5,399	4,202	4,155
Amortization of deferred finance costs and debt discounts	1,885	1,726	2,241
Stock based compensation	4,065	4,987	9,147
Loss on extinguishment of debt	1,663	653	540
Gain on sale of vessel, net	(2,308)	-	-
Gain on sale of vessels, net – related party	-	-	(8,094)
Gain on foreign exchange forward contract	(46)	-	-
Changes in operating assets and liabilities:
Accounts receivable trade, net	(467)	492	(176)
Due (to) / from related parties	(1,610)	(2,552)	521
Inventories	28	(135)	219
Prepaid expenses	85	(2,291)	(141)
Other current assets	162	(457)	(581)
Deferred charges, non-current	(16,653)	(2,953)	(211)
Intangible assets, current	(520)	(973)	-
Intangible assets, non-current	(8)	(60)	-
Other non-current assets	(4)	2	(1)
Trade accounts and other payables	5,345	1,475	(2,222)
Accrued liabilities	1,927	2,427	(1,155)
Other liabilities, non-current	(1,108)	-	-
Deferred revenue	2,840	(42)	(96)
Deferred revenue, non-current	(67)	(188)	219
Net cash provided by operating activities	52,607	75,278	31,323
Cash flows from investing activities:
Proceeds from sale of vessels/assets held for sale	21,590	-	23,910
Due from related parties	(219)	(4,411)	-
Vessels acquisitions and improvements	(35,587)	(70,651)	(314)
Advances for vessel acquisition	-	(3,700)	-
Finance lease prepayments and other initial direct costs	(8,300)	(610)	(7,000)
Loan to related party	(2,000)	-	-
Repayment of loan by related party	2,000	-	-
Investment in equity securities	(830)	-	-
Deposits assets, non-current	-	-	1,325
Purchase of other fixed assets	-	-	(176)
Net cash (used in) / provided by investing activities	(23,346)	(79,372)	17,745
Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net of commissions	845	5,823	8
Proceeds from long-term debt and other financial liabilities	155,839	120,779	53,750
Proceeds from other non-current liabilities	805	503	-
Repayments of long-term debt and other financial liabilities	(123,333)	(73,038)	(88,742)
Repayments of convertible notes	-	-	(11,165)
Payments for repurchase of common stock	-	(4,850)	(1,679)
Payments for repurchase of warrants	-	-	(808)
Dividend payments	(9,488)	(10,750)	(6,031)
Payments of financing and stock issuance costs	(2,445)	(2,607)	(1,318)
Payments of finance lease liabilities	(23,747)	(21,778)	(609)
Payments of fractional shares due to reverse stock split	-	-	(23)
Net cash (used in) / provided by financing activities	(1,524)	14,082	(56,617)
Net increase / (decrease) in cash and cash equivalents and restricted cash	27,737	9,988	(7,549)
Cash and cash equivalents and restricted cash at beginning of period	34,916	24,928	32,477
Cash and cash equivalents and restricted cash at end of period	62,653	34,916	24,928

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	19,617	20,051	18,429

Noncash investing activities:
Vessel under construction	118	-	-
Vessels acquisitions and improvements	-	119	-
Finance lease, right-of use assets and initial direct costs	-	-	22,997

Noncash financing activities:
Dividends declared but not paid (Note 11)	2,745	5,297	491
Financing and stock issuance costs	158	857	562

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

On December 31, 2025, the Company had a working capital deficit of $13,171, which includes an amount of $4,934 relating to pre-collected revenue and is included in deferred revenue in the accompanying consolidated balance sheets. This amount represents current liabilities that do not require future cash settlement. The working capital deficit is mainly attributable to the repayments due under the long-term debt and the other financial liabilities. For the year ended December 31, 2025, the Company realized a net income of $21,242 and generated cash flow from operations of $52,607. The Company believes it has the ability to continue as a going concern over the next twelve months following the date of the issuance of these consolidated financial statements and finance its obligations as they come due via cash from operations and through the excess cash obtained from the five sale and leaseback agreements entered into subsequent to the year end (Note 16).

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
a.           Subsidiaries in Consolidation:

Seanergy’s subsidiaries included in these consolidated financial statements as of December 31, 2025:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Emperor Holding Ltd. (1)	Marshall Islands	N/A	N/A	N/A
Pembroke Chartering Services Limited (1)(3)	Malta	N/A	N/A	N/A
Sea Genius Shipping Co. (1)	Marshall Islands	Geniuship	October 13, 2015	September 10, 2025
Premier Marine Co. (1)	Marshall Islands	Premiership	September 11, 2015	N/A
Squire Ocean Navigation Co. (1)(4)	Liberia	Squireship	November 10, 2015	March 20, 2025
Lord Ocean Navigation Co. (1)(4)	Liberia	Lordship	November 30, 2016	April 28, 2023
Champion Marine Co. (1)	Marshall Islands	Championship	November 7, 2018	N/A
Fellow Shipping Co. (1)	Marshall Islands	Fellowship	November 22, 2018	N/A
Friend Ocean Navigation Co. (1)(4)	Liberia	Friendship	July 27, 2021	March 20, 2025
World Shipping Co. (1)	Marshall Islands	Worldship	August 30, 2021	N/A
Duke Shipping Co. (1)	Marshall Islands	Dukeship	November 26, 2021	N/A
Partner Marine Co. (1)(4)	Marshall Islands	Partnership	March 9, 2022	March 9, 2022
Honor Shipping Co. (1)	Marshall Islands	Honorship	June 27, 2022	N/A
Paros Ocean Navigation Co. (1)	Liberia	Paroship	December 27, 2022	N/A
Knight Ocean Navigation Co. (1)(4)	Liberia	Knightship	December 13, 2016	April 6, 2023
Flag Marine Co. (1)	Marshall Islands	Flagship	May 6, 2021	N/A
Hellas Ocean Navigation Co. (1)(4)	Liberia	Hellasship	May 6, 2021	June 28, 2024
Patriot Shipping Co. (1)(4)	Marshall Islands	Patriotship	June 1, 2021	June 28, 2024
Good Ocean Navigation Co. (1)(3)	Liberia	Goodship	August 7, 2020	February 10, 2023
Traders Shipping Co. (1)(3)	Marshall Islands	Tradership	June 9, 2021	February 28, 2023
Partner Shipping Co. Limited (1)(3)	Malta	Partnership	May 31, 2017	March 9, 2022
Titan Ocean Navigation Co. (1)	Liberia	Titanship	October 24, 2024	N/A
Icon Ocean Navigation Co. (1)(4)	Liberia	Iconship	June 11, 2024	June 11, 2024
Kaizen Shipping Co. (1)(4)	Marshall Islands	Kaizenship	October 1, 2024	October 1, 2024
Blue Shipping Co. (1)(4)	Marshall Islands	Blueship	February 25, 2025	February 25, 2025
Mei Shipping Co. (1)	Marshall Islands	Meiship	February 27, 2025	N/A
Atsea Ventures Corp. (1)	Marshall Islands	N/A	N/A	N/A
Prime Ocean Navigation Co. (1)	Liberia	N/A	N/A	N/A
King Marine Co. (1)	Marshall Islands	N/A	N/A	N/A

(1)	Subsidiaries wholly owned
(2)	Management companies
(3)	Dormant companies
(4)	Bareboat charterers

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
2.	Significant Accounting Policies:

(a)	Principles of Consolidation

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates could include evaluation of relationships with other entities to identify whether they are variable interest entities, determination of vessel useful lives, allocation of purchase price in a business combination, determination of vessels’ impairment and determination of goodwill impairment.

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

Accounts receivable trade, net, include receivables from charterers, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate provision for doubtful accounts. The Company also assessed the provisions of ASC 326, “Financial Instruments—Credit Losses”, by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s consolidated financial statements. No provision for doubtful accounts was established as of December 31, 2025 and 2024.

(i)	Inventories

Inventories consist of lubricants, which are measured at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.  Cost is determined by the first in, first out method.

(j)	Insurance Claims

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses and for legal fees covered by directors’ and officers’ liability insurance. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, or when liabilities are incurred by the Company’s directors and officers in their capacities as officers and directors, recovery is probable under the related insurance policies, the claim is not subject to litigation and the Company can make an estimate of the amount to be reimbursed. The classification of the insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. No provision for credit losses was recorded as of December 31, 2025 and 2024 pursuant to the provisions of ASC 326.

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
For the year ended December 31, 2025, indicators of impairment existed for one of the Company’s vessels as its carrying value plus any unamortized dry-docking costs was higher than its market value. The carrying value of the Company’s vessel plus any unamortized dry-docking costs for which impairment indicators existed as at December 31, 2025, was $32,223. From the impairment exercise performed, the undiscounted projected operating cash flows expected to be generated by the use of this vessel were higher than the vessel’s carrying value, plus any unamortized dry-docking costs, and thus the Company concluded that no impairment charge should be recorded.

(n)	Dry-Docking and Special Survey Costs

The Company follows the deferral method of accounting for dry-docking costs and special survey costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Dry-docking costs which are not fully amortized by the next dry-docking period are expensed. Amounts are included in “Deferred charges and other investments, non-current”. Unamortized dry-docking costs as at December 31, 2025 and 2024 amounted to $15,710 and $4,521, respectively.

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

(q)	Leases

Office lease

In April 2018, the Company moved into its current office spaces. Under ASC 842, the lease is classified as an operating lease and a lease liability and right-of-use asset based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in general and administration expenses. The Company has assessed the right-of-use asset for impairment, and since no impairment indicators existed, no impairment charge was recorded.

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

Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions are payable to the charterer and are included in “Vessel revenue, net” while brokerage commissions to third parties are included in “Voyage expenses”. For the years ended December 31, 2025, 2024 and 2023, an amount of $5,828, $6,108 and $3,869, respectively, was included in “Vessel revenue, net” related to address commission to third parties.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(t)	Vessel Voyage Expenses

Vessel voyage expenses primarily consist of port, canal, bunker expenses and brokerage commissions expenses that are unique to a particular charter. Under time charter agreements and bareboat charters, the Company incurs and pays only for brokerage commissions. Under a spot charter, the Company incurs and pays for certain voyage expenses, primarily consisting of bunkers consumption, brokerage commissions, port and canal costs. Under ASC 606 and after implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer, and contract fulfillment costs, are capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the voyage period. Costs amortized during the years ended December 31, 2025, 2024 and 2023 were $193, $NIL and $NIL.

(u)	Vessel Operating Expenses

Vessel operating expenses are expensed in the period incurred. Vessel operating expenses comprise costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs and maintenance, including major overhauling and underwater inspection, and other minor miscellaneous expenses.

(v)	Finance Costs

Underwriting, legal and other direct costs incurred with the issuance of long-term debt or to refinance existing debt or convertible notes are deferred and amortized to interest expense over the life of the related debt using the effective interest method. The Company presents unamortized deferred finance costs as a reduction of long-term debt in the accompanying balance sheets. For the accounting of the unamortized deferred finance costs following debt extinguishment, see below (Note 2(ab)).

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

Seanergy Management Corp. (“Seanergy Management”), the Company’s management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros. The contribution to be paid in 2026 by Seanergy Management for 2025 is estimated at $130 and is included in “General and administration expenses”. The contribution paid in the years ended December 2025 and 2024 was $152 and $103, respectively.

Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”), the Company’s second management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros. The contribution to be paid in 2026 by Seanergy Shipmanagement for 2025 is estimated at $NIL. No contribution was paid by Seanergy Shipmanagement in the years ended December 2025 and 2024.

Pursuant to the Internal Revenue Code of the United States (the “Code”) and the regulations thereunder, U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The common shares of the Company will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock used to satisfy the Publicly-Traded Test that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.

The common shares of the Company will be considered “regularly traded” if the common shares represent 50% or more of the Company’s outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, and are listed on one or more established securities markets (such as the Nasdaq Capital Market on which the Company’s common shares are traded).

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
Based on the Company’s analysis of its shareholdings during 2025, the Publicly-Traded Test for the entire 2025 year has been satisfied in that less than 50% of the Company’s issued and outstanding shares were held by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock for more than half the days during the 2025 taxable year. Effectively, the Company and each of its subsidiaries qualify for this statutory tax exemption for the 2025 taxable year.

Certain charterparties of the Company contain clauses that permit the Company to seek reimbursement from charterers of any U.S. tax paid. The Company has in the past sought reimbursement and has secured payment from most of its charterers. The Company’s U.S. federal income tax based on its U.S. source shipping income for 2025, 2024 and 2023, taking into consideration charterers’ reimbursement, was $NIL, $NIL and $NIL, respectively.

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

(y)	Earnings per Share

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

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(z)	Segment Reporting

The Company reports financial information and evaluates its operations by total charter revenues and not by the length of vessel employment, customer, type of charter or geographical area as the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. Although revenue can be identified for different types of charters, management does not identify expenses, profitability or other financial information for different charters. The chief operating decision maker (“CODM”) does not use discrete financial information to evaluate the operating results for each type of charter or vessel but is instead regularly provided with only the consolidated expenses as noted on the face of the consolidated statements of income. The CODM assesses performance for the vessel operations segment and decides how to allocate resources based on consolidated net income.  As a result, management, including the CODM, reviewed operating results solely by revenue and consolidated operating results of the fleet, and thus the Company had determined that it had only one operating and reportable segment and has identified the Chairman and Chief Executive Officer as the CODM in accordance with ASC 280, “Segment Reporting”. The accounting policies applied to the reportable segment are the same as those used in the preparation of the Company’s consolidated financial statements.

(aa)	Fair Value Measurements

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

(ab)	Debt Modifications and Extinguishments

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

(ac)	Derivatives – Forward Freight Agreements

From time to time, the Company may take positions in derivative instruments including forward freight agreements, or FFAs. Generally, FFAs and other derivative instruments may be used to hedge the Company’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. The FFAs are not intended to serve as an economic hedge for the Company’s vessels that are being chartered in the spot market, but are assumed across all dry bulk vessel sectors based on the Company’s views of the underlying markets and short-term outlook. The Company measures the fair value of all open positions at each reporting date on this basis (Level 1). There were no open positions as of December 31, 2025 and 2024. The Company’s FFAs do not qualify for hedge accounting and therefore gains or losses are recognized in the consolidated statements of income under “Loss on forward freight agreements, net” and in the consolidated statements of cash flows in changes in operating assets and liabilities.

(ad)	Share and warrant repurchases

The Company records the repurchase of its common shares and warrants at cost. The Company’s common shares repurchased for retirement are immediately cancelled and the Company’s common stock is accordingly reduced. Any excess of the cost of the shares over their par value is allocated in additional paid-in capital, in accordance with ASC 505-30-30, Treasury Stock. For warrants repurchased, if the instrument is classified as equity, any cash paid in the settlement is recorded as an offset to additional paid-in capital. The Company has no outstanding warrants as of December 31, 2025.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(ae)	Finance Lease Liabilities & Right-of-Use Assets

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

A lessee initially measures the finance right-of-use asset at cost which consists of the amount of the initial measurement of the lease liability; any lease payments made to the lessor at or before the commencement date, less any lease incentives received; and any initial direct costs incurred by the lessee. Subsequently, the finance right-of-use asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. The finance right-of-use asset is amortized on a straight-line basis from the commencement date to the earlier of the end of the useful life of the finance right-of-use asset or the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying asset, the lessee amortizes the right-of-use asset to the end of the useful life of the underlying asset. The Company elected the practical expedient on not separating lease components from nonlease components in accordance with ASC 842-10-15-37.

(af)	European Union’s Emissions Trading System

The European Union’s Emissions Trading System (“EU ETS”) was extended to cover the maritime transportation industry commencing January 1, 2024, with application to all large ships of at least 5,000 gross tonnage. Vessels are in the scope of the scheme for those voyages which begin, end or pass through European Union (“EU”) waters. The Company has an obligation to surrender EU ETS emissions allowances (“EUAs”) to the EU for each ton of reported greenhouse gas emissions in the scope of the EU ETS. Where vessels are operated under time charters, such EUAs due to the EU are provided to the Company by the charterers pursuant to the terms of the time charter agreement.

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

As of December 31, 2025 and 2024, the Company recorded $368 and $698 in “Other current assets” and $1,336 and $1,671 in “Accrued liabilities”, respectively.

As of December 31, 2025 and 2024, the Company held EUAs amounting to $1,493 and $973, respectively, that were provided by the charterers and are expected to be surrendered in September 2026 and September 2025, respectively, and are classified as “Intangible assets” in the accompanying consolidated balance sheets. The Company also held EUAs amounting to $67 and $60, respectively, to settle future EUA obligations and are classified as “Intangible assets, non-current” in the accompanying consolidated balance sheets as of December 31, 2025 and 2024, respectively.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(ag)	Foreign currency exchange rates forward contract

When deemed appropriate from a risk management perspective, the Company enters into forward contracts to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies. Foreign currency forward contracts are agreements entered into with a financial services institution to exchange, at a specified future date, currencies of different countries at a specific rate. Foreign currency forward contracts are recorded on the Company’s balance sheet as assets or liabilities and are measured at fair value. As of December 31, 2025, the forward contract is presented as an asset under “Foreign exchange forward contract” in the consolidated balance sheet.  The valuation of forward contracts is based on Level 2 observable inputs of the fair value hierarchy, such as forward foreign exchange rate curves. Cash inflows/outflows attributed to foreign currency forward derivative instruments, if any, are reported within cash flows from operating activities in the consolidated statements of cash flows.

(ah)	Investment in equity securities

Investments that are not accounted for under equity method are in scope of ASC 321 “Investments – Equity Securities”. The Company elects to measure equity security without a readily determinable fair value that does not qualify for the practical expedient to estimate fair value in accordance with paragraph ASC 820-10-35-59 at its costs minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments . The Company reassesses at each reporting period whether the investment without the readily determinable value qualifies to be measured in accordance with this paragraph. At each reporting period, the Company makes a qualitive assessment considering impairment indicators such as significant deterioration in earning performance, significant adverse change in general market conditions and factors that raise significant concerns about the investee’s ability to continue as going concern.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expenses Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The guidance is effective for annual periods beginning after December 15, 2025 and interim periods within those annual periods with early adoption permitted. The Company expects the adoption of this standard will have a minimal impact on its consolidated financial statements and disclosures.

In December 2025, the FASB issued ASU No. 2025-12 to clarify, correct errors in or make other improvements to a broad range of topics in the Accounting Standards Codification (“ASC”), including ASC 260, Earnings Per Share; ASC 325, Investments — Other; and ASC 958, Not-for-Profit Entities. The guidance is effective for all entities for annual reporting periods beginning after 15 December 2026, and interim periods within those annual periods. Early adoption is permitted. Entities are required to apply the amendments to ASC 260 retrospectively to each prior reporting period presented in the period of adoption. Entities can apply all other amendments in the period of adoption either (1) prospectively to all new transactions recognized on or after the date that the entity first applies the amendments or (2) retrospectively to the beginning of the earliest comparative period presented, with an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis (except for the ASC 260 amendments). The Company evaluated the impact of this ASU on its consolidated financial statements and determined that there is no effect on its results of operations.

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

Short-term loan facility:

On April 25, 2025, the Company entered into an agreement to provide a $2,000 short-term loan facility to United Maritime Corporation (“United”). The facility bore interest of 10.0% per annum and was fully repaid on June 17, 2025, shortly after the completion of a vessel sale by United. The resulting interest income of $48 is presented in “Interest income - related party” in the accompanying consolidated statements of income.

Management Agreements:

Master Management Agreement

On July 5, 2022, Seanergy entered into a master management agreement with United for the provision of technical, administrative, commercial, brokerage and certain other services. Certain of these services are being contracted directly with Seanergy’s wholly owned subsidiaries, Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”) and Seanergy Management. In consideration of Seanergy providing such services, United pays a fixed administration fee of $0.3 per vessel per day to Seanergy. The initial term of the master management agreement with United expired on December 31, 2024, and, pursuant to its terms, has since been automatically extended for successive 12-month periods. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.

Technical Management Agreement

In relation to the technical management, Seanergy Shipmanagement is responsible for arranging (directly or by subcontracting) for the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling. On July 19, 2024, the technical management of one of United’s vessel with Seanergy Shipmanagement was terminated due to her sale and on September 10, 2024 and February 4, 2025, Seanergy Shipmanagement undertook the technical management of two United vessels. Between June 10, 2025 and September 16, 2025, the technical management of two of United’s vessels with Seanergy Shipmanagement was terminated due to their sales. As of December 31, 2025, Seanergy Shipmanagement earns a fixed management fee of $14 per month for the aforesaid services for four United vessels.

Commercial Management Agreement

Effective as of April 1, 2023, Seanergy Management has entered into a commercial management agreement with United’s subsidiary, United Management Corp. (“United Management”) pursuant to which Seanergy Management acts as agent for United’s subsidiaries for the commercial management of United’s vessels, including voyage monitoring, freight collection, postfixing, sale, purchase and bareboat chartering. United agreed to pay Seanergy Management a fee equal to 0.75% of the gross freight, demurrage and charter hire collected from the employment of United’s vessels. In addition, Seanergy Management earns a fee equal to 1% of the contract price of any vessel bought, sold or bareboat chartered by them on United’s behalf, but not including any vessels bought, sold or bareboat chartered from or to Seanergy, or any vessel sale relating to a sale and leaseback transaction.

Right of First Refusal Agreement

On July 5, 2022, Seanergy entered into a Right of First Refusal Agreement with United. Pursuant to the agreement, Seanergy has a right of first refusal with respect to any opportunity available to United to sell, acquire or charter-in any Capesize vessel as well as with respect to chartering opportunities, other than short-term charters with a term of 13 months or less, available to United for Capesize vessels. In addition, United has a right of first offer with respect to any Capesize vessel transfers, assignments, sales or other dispositions by the Company. United exercised such right with respect to the sale of the Goodship and the Tradership (Note 6). Both vessels were delivered to United in February 2023. As of December 31, 2023, a gain on sale of vessel, net of sale expenses, amounting to $8,094 was recognized and is presented as “Gain on sale of vessels, net – related party” in the consolidated statements of income (Note 6).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
During the years ended December 31, 2025, 2024 and 2023, fees charged from Seanergy to United in relation to the above-mentioned services amounted to $2,580, $2,578 and $3,198, respectively, and are presented in “Fees from related parties” in the consolidated statements of income.

As of December 31, 2025 and 2024, balance due from United amounted to $9,100 and $7,271, respectively, and is included in “Due from related parties” in the accompanying consolidated balance sheets.

4.	Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2025	December 31, 2024
Cash and cash equivalents	48,244	21,866
Restricted cash	8,109	8,050
Restricted cash, non-current	6,300	5,000
Cash and cash equivalents and restricted cash	62,653	34,916

Restricted cash as of December 31, 2025 includes a $8,000 term deposit as pledged, at the Company’s option, capital for a one-month period as per the October 2024 Alpha Bank Loan Facility (Note 8) and $109 of restricted deposits pledged as collateral for credit cards balances with one of the Company’s financial institutions. Restricted cash, non-current as of December 31, 2025 includes $3,000 of minimum liquidity requirements as per the February 2025 Piraeus Bank Loan Facility (Note 8), $2,800 of minimum liquidity requirements as per the December 2025 Danish Ship Finance Loan Facility (Note 8) and $500 of minimum liquidity requirements as per the June 2022 Alpha Bank Loan Facility (Note 8). Minimum liquidity, not legally restricted, as of December 31, 2025, of $10,000 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents” in the consolidated balance sheet.

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

As of December 31, 2025 and 2024, inventories amounted to $1,634 and $1,693, respectively, in the accompanying consolidated balance sheets related to lubricants.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
6.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2025	December 31, 2024
Cost:
Beginning balance	610,137	511,935
- Additions	70,231	98,202
- Disposals	(28,823)	-
Ending balance	651,545	610,137

Accumulated depreciation:
Beginning balance	(125,645)	(101,459)
- Depreciation for the period	(29,600)	(24,186)
- Disposals	10,242	-
Ending balance	(145,003)	(125,645)

Net book value	506,542	484,492

Acquisitions

On August 25, 2025, following the exercise of the purchase obligation of the Blueship bareboat charter, an amount of $31,009 was derecognized from Finance Lease, Right-of-use Assets (Note 7) and recognized as “Vessels, net” in the accompanying consolidated balance sheet. The acquisition of the vessel was financed through the Kowa Blueship Sale and Leaseback (Note 8).

On December 12, 2024, the Company entered into an agreement with an unaffiliated party for the purchase of a secondhand Newcastlemax vessel, the Meiship, for a gross purchase price of $37,000. On December 13, 2024, the Company paid an advance of $3,700 according to terms of the agreement and the advance was included in “Advances for vessel acquisition” in the consolidated balance sheet as of December 31, 2024. Delivery of the vessel took place on February 27, 2025. The acquisition of the vessel was financed with cash on hand and through the February 2025 Piraeus Bank Loan Facility (Note 8).

On October 24, 2024, following the exercise of the purchase option of the Titanship bareboat charter, an amount of $28,412 was derecognized from Finance Lease, Right-of-use Assets (Note 7) and recognized as “Vessels, net” in the accompanying consolidated balance sheet. The acquisition of the vessel was financed through the October 2024 Alpha Bank Loan Facility (Note 8).

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

During the years ended December 31, 2025 and 2024, amounts of $2,222 and $530, respectively, of improvements were capitalized that concern improvements on vessels performance and meeting environmental standards mainly due to installation of ballast water treatment systems and other energy saving devices. The cost of these additions was accounted as major improvement and were capitalized over the vessels’ cost and will be depreciated over the remaining useful life of each vessel. Amounts paid within the year for the additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statement of cash flows.
As of December 31, 2025, all vessels, except for the vessels financed through other financial liabilities for which ownership is held by the lessors (i.e., sale and leaseback agreements) are mortgaged to secure loans of the Company (Note 8).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Advances for vessels under construction

On October 19, 2025, the Company entered into an agreement with Hengli Shipbuilding (Dalian) Co. and Hengli Shipbuilding (Singapore) Pte. Ltd., for the construction of a newbuilding scrubber fitted Capesize vessel, (“Newbuilding 5”), for a gross purchase price of $75,159. The vessel is expected to be delivered in the second quarter of 2027. The acquisition of the vessel will be financed with cash on hand and through a sale and leaseback agreement with an affiliate of China Huarong Shipping Financial Leasing Company Ltd. (“Huarong”) (Note 16).

On November 28, 2025, the Company entered into an agreement for the acquisition of a newbuilding scrubber fitted Newcastlemax vessel, (“Newbuilding 1”), from Jiangsu Hantong Ship Heavy Industry Co., Ltd., for a gross purchase price of $75,750. The vessel is expected to be delivered in the second quarter of 2028. The acquisition of the vessel will be financed with cash on hand and through a sale and leaseback agreement with an affiliate of BOC Financial Leasing Corporation Limited. (“BOCL”) (Note 16).

An amount of $118 of expenses were capitalized and are recognized as “Vessels under construction” in the accompanying consolidated balance sheet.

Gain on sale of vessel, net

On July 30, 2025, the Company entered into an agreement with an unaffiliated party for the sale of a secondhand Capesize vessel, the Geniuship, for a gross purchase price of $21,590. The vessel was delivered to her new owners on September 10, 2025. During the year ended December 31, 2025, a gain on sale of vessel, net of sale expenses, amounting to $2,308 was recognized and is presented as “Gain on sale of vessel, net” in the consolidated statements of income.

Gain on sale of vessels, net – related party

On December 27, 2022, the Company entered into an agreement with United for the sale of a secondhand Capesize vessel, the Goodship, for a gross purchase price of $17,500. The vessel was delivered to her new owners on February 10, 2023. During the year ended December 31, 2023, a gain on sale of vessel, net of sale expenses, amounting to $4,887 was recognized and is presented as “Gain on sale of vessels, net - related party” in the consolidated statements of income.

On December 27, 2022, the Company entered into an agreement with United for the sale of a secondhand Capesize vessel, the Tradership, for a gross purchase price of $18,750. The vessel was delivered to her new owners on February 28, 2023. During the year ended December 31, 2023, a gain on sale of vessel, net of sale expenses, amounting to $3,207 was recognized and is presented as “Gain on sale of vessels, net - related party” in the consolidated statements of income.

7.	Finance Lease, Right-of-use Assets and Finance Lease Liabilities:

On January 23, 2025, the Company entered into a six-month bareboat charter agreement with an unaffiliated third party for a secondhand Capesize vessel, the Blueship. The Company advanced a down payment of $4,000 which was paid upon signing of the agreement and another down payment of $4,000 upon delivery of the vessel to the Company, which took place on February 25, 2025. The Company was paying a daily charter rate of $10 over the period of the bareboat charter. At the end of the bareboat period, the Company had an obligation to purchase the vessel for $22,500. The Company had classified the above transaction as a finance lease. At the commencement date, the Company recognized a finance lease liability equal to the present value of lease payments during the bareboat charter period using an incremental borrowing rate of 4.65%. The Company recognized a finance lease liability of $23,747 and a corresponding right-of-use asset of $32,381 which also included $334 of initial direct costs. The amount of the right-of-use-asset was amortized on a straight-line method based on the estimated useful life of the vessel. On August 25, 2025, the Company exercised the purchase obligation for the Blueship and purchased the vessel at a price of $22,500 which was financed from the Kowa Blueship Sale and Leaseback (Note 8). Following the exercise of the purchase obligation, the unamortized balance of $31,009 was transferred from “Finance Lease, Right-of-use Assets” to “Vessels, net” (Note 6) in the accompanying consolidated balance sheet.

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

During the years ended December 31, 2025, 2024 and 2023, the amortization of the right-of-use assets amounted to $1,050, $1,150 and $436, respectively, and is presented in the Company’s consolidated statements of income under “Depreciation and amortization”. Interest expense on the finance lease liability for the same period amounted to $518, $898 and $219, respectively (Note 13).

8.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2025	December 31, 2024
Long-term debt and other financial liabilities	293,958	261,451
Less: Deferred finance costs and debt discounts	(3,798)	(3,864)
Total	290,160	257,587
Less - current portion	(54,940)	(37,401)
Long-term portion	235,220	220,186

Senior long-term debt

New Loan Facilities during the year ended December 31, 2025

February 2025 Piraeus Bank Loan Facility

On February 24, 2025, the Company entered into a facility agreement with Piraeus Bank S.A. (“Piraeus Bank”) for a $53,560 term loan for the purpose of (i) refinancing the June 2022 Piraeus Bank Loan Facility, which was secured by the Worldship and Honorship and (ii) partially financing the acquisition cost of the Meiship. The facility was drawn on February 25, 2025. The loan bears interest at term SOFR plus a margin of 2.05% per annum. A sustainability linked margin adjustment mechanism was introduced, whereby the applicable interest margin can be decreased by 0.05% per annum, per vessel based on the achievement of certain emission thresholds. The facility has a five-year term and the repayment schedule comprises 20 quarterly installments of $1,450 and a final balloon of $24,560 payable together with the final installment. The Company is required to maintain a corporate leverage ratio (as defined therein) not exceeding 70% until maturity. In addition, the Company is required to maintain a security cover ratio (as defined therein) of not less than 125% until the second anniversary of the drawdown date and 130% thereafter until the maturity of the loan. The borrowers are required to maintain an aggregate minimum liquidity amount of $3,000 in their operating accounts. As of December 31, 2025, the amount outstanding under the February 2025 Piraeus Bank Loan Facility was $49,210.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
December 2025 Danish Ship Finance Loan Facility

On December 12, 2025, the Company entered into a facility agreement with Danish Ship Finance A/S (“DSF”) for a $45,279 term loan for the purpose of (i) refinancing the October 2022 Danish Ship Finance Loan Facility, which was secured by the Premiership, Fellowship and Championship, (ii) financing the purchase obligation of the Flagship under the Flagship Cargill Sale and Leaseback and (iii) general corporate purposes. The facility was drawn on December 12, 2025. The loan facility was divided into five tranches. Tranche A, secured by the Fellowship, and Tranche B, secured by the Premiership, each have a twenty-two-month term and a repayment schedule comprising eight quarterly installments of $518 and a final balloon of $2,071 payable together with the final installments. Each of Tranche A and Tranche B bears interest of term SOFR plus a margin of 2.50% per annum and each borrower is required to maintain a minimum liquidity amount of $650. Tranche C, secured by the Championship, has a twenty-eight-month term and a repayment schedule comprising ten quarterly installments of $585 and a final balloon of $2,930 payable together with the final installment. Tranche C bears interest of term SOFR plus a margin of 2.65% per annum, while the borrower is required to maintain a minimum liquidity amount of $700. Tranche D, secured by the Flagship, has a five-year term and a repayment schedule comprising twenty quarterly installments of $750 and a final balloon of $1,800 payable together with the final installment. Tranche D bears interest of term SOFR plus a margin of 2.10% per annum, while the borrower is required to maintain a minimum liquidity amount of $800. Tranche E, secured by the Fellowship, Premiership and Championship, has a three-and-a-half-year term and a repayment schedule comprising fourteen quarterly installments of $519. Tranche E bears interest of term SOFR plus a margin of 1.95% per annum. A sustainability linked margin adjustment mechanism applies to all five tranches, whereby the interest margin can be increased or decreased by 0.05% based on certain emission thresholds. In addition, the Company is required to maintain a security cover ratio (as defined therein) of not less than 133%, at any time when the corporate leverage ratio (as defined therein) is equal to or less than 65%. If the corporate leverage ratio is higher than 65%, the Company is required to maintain a security cover ratio (as defined therein) of not less than 143%. Finally, the Company is required to maintain a leverage ratio (as defined therein) not exceeding 70% until the maturity of the loan. As of December 31, 2025, the amount outstanding under the December 2025 DSF Loan Facility was $45,279.

Loan Facilities amended during the year ended December 31, 2025

June 2022 Alpha Bank Loan Facility

On June 21, 2022, the Company entered into a facility agreement with Alpha Bank S.A. for a $21,000 term loan secured by the Dukeship. The loan facility bore interest at SOFR plus a margin of 2.95% per annum and the term is four years. On September 23, 2025, the Company entered into a supplemental agreement to reduce the margin to 2.40% per annum plus term SOFR, with retroactive effect from June 2025. The relevant amendment was assessed based on the provisions of ASC 470-50 and was treated as debt modification. In addition, the Company has the option to pledge cash in the form of time deposits, up to the aggregate amount of the loan outstanding at that time. For the part of the loan equal to the pledged amount, the margin will be reduced to 0.75% per annum for the term of the pledged time deposit, which as per the agreement shall coincide with an interest period of the facility. The repayment schedule comprises four quarterly installments of $1,000 followed by twelve quarterly installments of $500 and a final balloon of $11,000 payable together with the sixteenth installment. In addition, the Company is required to maintain a security requirement ratio (as defined therein) not less than 125%. The borrower is required to maintain minimum liquidity of $500 in its operating account. The loan facility was cross collateralized with the August 2021 Alpha Bank Loan Facility until it was fully repaid. As of December 31, 2025, the amount outstanding under the facility was $12,000.

Pre – Existing Loan Facilities

October 2024 Alpha Bank Loan Facility

On October 21, 2024, the Company entered into a facility agreement with Alpha Bank S.A. for a $34,000 term loan for the purpose of (i) refinancing the December 2022 Alpha Bank Loan Facility, which was secured by the Paroship, (ii) financing the purchase option for the Titanship (Note 7) and iii) providing liquidity for working capital purposes. The facility was drawn on October 22, 2024. The loan bears interest of term SOFR plus a margin of 2.40% per annum. The Company has the option to pledge cash deposits in the form of time deposit up to the aggregate amount of the loan outstanding at the time. For the part of the loan equal to the pledged amount, the applicable margin is reduced to 0.75% per annum, for the term of the pledged time deposit, which as per the agreement shall coincide with an interest period of the facility. The term of the facility is five years, and the repayment schedule comprises four quarterly installments of $1,200, followed by sixteen quarterly installments of $900 and a final balloon of $14,800 payable together with the final installment. In addition, the Company is required to maintain a security cover ratio (as defined therein) of not less than 125%. The refinancing of the December 2022 Alpha Bank Loan Facility was assessed based on the provisions of ASC 470-50 and was treated as debt modification. As of December 31, 2025, the outstanding amount under the facility was $29,200.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Loan Facilities repaid during the years ended December 31, 2025 and 2024

August 2021 Alpha Bank Loan Facility

On August 9, 2021, the Company entered into a facility agreement with Alpha Bank S.A. for a $44,120 term loan for the purpose of (i) refinancing a pre-existing Alpha Bank loan facility which was secured by the Leadership, the Squireship and the Lordship and (ii) financing the previously unencumbered Friendship. Originally, the loan was divided into two tranches as follows: Tranche A, corresponding to the Squireship and the Lordship and Tranche B, corresponding to the Friendship.  On June 30, 2022, the Company entered into a supplemental agreement to the facility pursuant to which, the August 2021 Alpha Bank Loan Facility was cross collateralized with the June 2022 Alpha Bank Loan Facility discussed above. On April 28, 2023, the Company prepaid $8,506 of Tranche A and $3,470 of Tranche B using the proceeds from the Village Seven Sale and Leaseback (described below) and as a result all the securities regarding the Lordship were irrevocably and unconditionally released. Following the prepayment of the Lordship, the amortization schedule of the remaining tranches was amended whereby Tranche A was repayable through seven quarterly installments of $601 each and a final balloon of $10,284 payable together with the final installment and Tranche B was repayable through eight quarterly installments of $258 each and a final balloon of $3,918 payable together with the final installment. Tranche A bore interest of term SOFR plus a margin of 3.55% per annum and Tranche B bore interest of term SOFR plus a margin of 3.30% per annum. The borrower owning the Squireship was required to maintain an average quarterly minimum free liquidity of $500, whereas the borrower owning the Friendship was required to maintain $500 at all times. On March 20, 2025, the Company fully refinanced the outstanding amount of $10,885 under the Tranche A and $4,434 under the Tranche B of the facility using the proceeds from the Huarong Squireship Sale and Leaseback and the Huarong Friendship Sale and Leaseback, respectively, and all securities created in favor of Alpha Bank were irrevocably and unconditionally released. On that date, as a result of the full prepayment, an amount of $28 relating to deferred finance costs and other related expenses was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss on extinguishment of debt” in the consolidated statements of income.

Sinopac Loan Facility

On December 20, 2021, the Company entered into a $15,000 loan facility with Sinopac Capital International (HK) Limited to refinance a part (Tranche B) of a pre-existing facility with Entrust Global secured by, inter alia, the Geniuship. The interest rate was term SOFR plus a margin of 3.50% per annum. The principal was repayable over a five-year term, through four quarterly installments of $530 followed by 16 quarterly installments of $385 and a final balloon payment of $6,720 payable together with the last installment. On September 10, 2025, in connection with the disposal of the Geniuship, the Company fully prepaid the outstanding loan amount of $9,030. On that date, as a result of the full prepayment, an amount of $63 relating to deferred finance costs and other related expenses was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss on extinguishment of debt” in the consolidated statements of income.

June 2022 Piraeus Bank Loan Facility

On June 22, 2022, the Company entered into a facility agreement with Piraeus Bank S.A. for a $38,000 sustainability-linked loan for the purpose of (i) refinancing the pre-existing Piraeus Bank loan facility, which was secured by the Worldship and (ii) partly financing the acquisition cost of the Honorship. The loan bore interest of term SOFR plus a margin of 3.00% per annum and a credit adjustment spread (as defined therein). On November 29, 2024, the Company entered into a second supplemental agreement to (i) extend the maturity to December 24, 2027, (ii) amend the repayment schedule by adding two quarterly installments of $750, (iii) reduce the pre-existing margin of 3.00% to 2.60% per annum with retroactive effect from June 25, 2024, and (iv) eliminate the credit adjustment spread with retroactive effect from June 25, 2024. The facility was repayable through four quarterly installments of $2,000, followed by two quarterly installments of $1,500, followed by sixteen quarterly installments of $750 and a final balloon of $15,000 payable together with the final installment. The borrowers were required to maintain an aggregate minimum liquidity amount of $2,000 in their operating accounts. On February 27, 2025, the Company fully refinanced the outstanding amount of $24,000 using the proceeds from the February 2025 Piraeus Bank Loan Facility and all securities created in favor of Piraeus Bank were irrevocably and unconditionally released.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
October 2022 Danish Ship Finance Loan Facility

On October 10, 2022, the Company entered into a facility agreement with Danish Ship Finance A/S for a $28,000 term loan for the purpose of refinancing a pre-existing loan facility with UniCredit Bank AG, which was secured by the Premiership and the Fellowship. The October 2022 Danish Ship Finance Loan Facility, initially divided into two equal tranches, bore interest of SOFR plus a margin of 2.50% per annum and had a term of five years. The repayment schedule of each tranche comprised six quarterly installments of $780 followed by fourteen quarterly installments of $518 and a final balloon of $2,100 payable together with the twentieth installment. Each borrower was required to maintain minimum liquidity of $650 in its retention account.

On April 18, 2023, the Company amended and restated the loan facility with Danish Ship Finance A/S entered in October 2022 to refinance the pre-existing sale and leaseback with Cargill, which was secured by the Championship. The amended and restated facility included a new tranche secured by the Championship, while a sustainability adjustment mechanism was introduced in respect of the underlying interest rate of the facility. The new tranche had a five-year term and the repayment schedule comprised eight quarterly installments of $725 followed by twelve quarterly installments of $585 and a final balloon of $2,930 payable together with the final installment. The interest rate was 2.65% over 3-month term SOFR per annum, which could be increased or decreased by 0.05% based on certain emission reduction thresholds. For the new tranche secured by the Championship, the borrower was required to maintain a minimum liquidity amount of $700.

On December 12, 2025, the Company fully refinanced the outstanding amount of $21,207 using the proceeds from the December 2025 Danish Ship Finance Loan Facility and all securities created in favor of DSF were irrevocably and unconditionally released.

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

As of December 31, 2025, each of the facilities mentioned above was secured by a first priority mortgage over the respective vessel, general assignments covering the respective vessel’s earnings, charter parties, insurances and requisition compensation, account pledge agreements covering the vessel’s earnings accounts, technical and commercial managers’ undertakings, pledge agreements covering the shares of the applicable vessel-owning subsidiaries and a corporate guarantee by the Company. In addition, certain of these loan facilities were secured by specific charterparty assignments, for charterparties exceeding 13 months in duration and hedging assignment agreements.

Other Financial Liabilities - Sale and Leaseback Transactions

New Sale and Leaseback Activities during the year ended December 31, 2025

Huarong Friendship Sale and Leaseback

On March 13, 2025, the Company entered into a $16,500 sale and leaseback agreement for the Friendship with an affiliate of Huarong to refinance Tranche B of the August 2021 Alpha Bank Loan Facility, secured by the Friendship. The agreement became effective on March 20, 2025, upon the delivery of the Friendship to the lessor. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Friendship will continue to be recorded as an asset on the Company’s consolidated balance sheet. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes in 20 quarterly installments of $443 along with a purchase obligation of $7,650 at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.15% per annum. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal, as of December 31, 2025, was $15,173.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Huarong Squireship Sale and Leaseback

On March 13, 2025, the Company entered into a $18,000 sale and leaseback agreement for the Squireship with an affiliate of Huarong to refinance Tranche A of the August 2021 Alpha Bank Loan Facility, secured by the Squireship. The agreement became effective on March 20, 2025, upon the delivery of the Squireship to the lessor. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Squireship will continue to be recorded as an asset on the Company’s consolidated balance sheet. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, with a purchase obligation at the end of the fifth year. The charterhire principal amortizes in twenty quarterly installments of $475 followed by a purchase obligation of $8,500 at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.15% per annum. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal, as of December 31, 2025, was $16,575.

Kowa Blueship Sale and Leaseback

On August 6, 2025, the Company entered into a $22,500 sale and leaseback agreement for the Blueship with Kowa Kaiun Co. Ltd. and T.A.C.K. Shipping S.A. (collectively, “Kowa”) for the purpose of financing the purchase option cost of the Blueship. The agreement became effective on August 25, 2025, upon the delivery of the Blueship to the lessor. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Blueship will continue to be recorded as an asset on the Company’s consolidated balance sheet. The Company sold and chartered back the vessel on a bareboat basis for a five-year period. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the second anniversary of the bareboat charter, while Kowa has a put option at the end of the fifth year. The charterhire principal amortizes in sixty monthly installments paid in advance at $268, along with the final purchase and put options of $6,429 payable at the expiry of the bareboat charter. The leaseback agreement bears an interest rate of 3-month term SOFR plus 2.40% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal, as of December 31, 2025, was $21,161.

Huarong Hellasship Sale and Leaseback

On December 29, 2025, the Company entered into a $24,675 sale and leaseback agreement for the Hellasship with an affiliate of Huarong to refinance the AVIC Hellasship Sale and Leaseback. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Hellaship will continue to be recorded as an asset on the Company’s consolidated balance sheet. The Company sold and chartered back the vessel on a bareboat basis for an eighty-one-month period, having a purchase obligation at the end of the bareboat agreement. The charterhire principal amortizes in 27 quarterly installments of $670 along with a purchase obligation of $6,585 at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.00% per annum. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

The agreement became effective on January 8, 2026, upon the delivery of the Hellasship to the lessor (Note 16).

Huarong Iconship Sale and Leaseback

On December 29, 2025, the Company entered into a $25,900 sale and leaseback agreement for the Iconship with an affiliate of Huarong to refinance the AVIC Iconship Sale and Leaseback. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Iconship will continue to be recorded as an asset on the Company’s consolidated balance sheet. The Company sold and chartered back the vessel on a bareboat basis for an eighty-one-month period, having a purchase obligation at the end of the bareboat agreement. The charterhire principal amortizes in 27 quarterly installments of $650 along with a purchase obligation of $8,350 at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.00% per annum. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

The agreement became effective on January 8, 2026, upon the delivery of the Iconship to the lessor (Note 16).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Huarong Patriotship Sale and Leaseback

On December 29, 2025, the Company entered into a $21,875 sale and leaseback agreement for the Patriotship with an affiliate of Huarong to refinance the AVIC Patriotship Sale and Leaseback. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Patriotship will continue to be recorded as an asset on the Company’s consolidated balance sheet. The Company sold and chartered back the vessel on a bareboat basis for an eighty-one-month period, having a purchase obligation at the end of the bareboat agreement. The charterhire principal amortizes in 27 quarterly installments of $688 along with a purchase obligation of $3,313 at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.00% per annum. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

The agreement became effective on January 8, 2026, upon the delivery of the Patriotship to the lessor (Note 16).

Existing Sale and Leaseback Agreements

Chugoku Bank Sale and Leaseback

On February 25, 2022, the Company entered into a sale and leaseback transaction with Chugoku Bank, Ltd. to refinance the prior indebtedness secured by the Partnership. The drawdown of the funds under the sale and leaseback agreement occurred on March 9, 2022. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remained with the Company and the Partnership was recorded as an asset on the Company’s balance sheet. The financing amount was $21,300 and the interest rate was SOFR plus a margin of 2.90% per annum. The principal was repayable over an eight-year term, through 32 quarterly installments averaging at approximately $590, followed by a purchase option of $2,388 at the expiration of the bareboat. Following the second anniversary of the bareboat charter, the Company had continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. As of December 31, 2025, the amount outstanding under the Chugoku Bank Sale and Leaseback was $12,567.

On March 9, 2026, the Company refinanced the outstanding amount of $11,976 (Note 16).

Evahline Sale and Leaseback

On March 29, 2023, the Company entered into a $19,000 sale and leaseback agreement with a subsidiary of Evahline Inc. (“Evahline”) for the refinancing of a pre-existing sale and leaseback agreement with Hanchen Limited, an affiliate of AVIC. The agreement became effective on April 6, 2023, upon the delivery of the Knightship to the lessor. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Knightship will continue to be recorded as an asset on the Company’s consolidated balance sheet. The Company sold and chartered back the vessel from Evahline on a bareboat basis for a six-year period. The applicable interest rate is 3-month term SOFR plus 2.80% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the six-year bareboat period, the ownership of the vessel will be transferred to the Company at no additional cost.  The Company is required to maintain a minimum value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in seventy-two consecutive monthly installments paid in advance averaging at $264. The charterhire principal as of December 31, 2025 was $10,292.

Village Seven Sale and Leaseback

On April 24, 2023, the Company entered into a $19,000 sale and leaseback agreement for the Lordship with Village Seven Co., Ltd and V7 Fune Inc. (collectively, “Village Seven”) to partially refinance the August 2021 Alpha Bank Loan Facility. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Lordship will continue to be recorded as an asset on the Company’s balance sheet.  The Company sold and chartered back the vessel from Village Seven on a bareboat basis for a period of four years and five months. The applicable interest rate is 3-month term SOFR plus 3.00% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the bareboat period, the Company has the option to repurchase the vessel at the price of $7,811, which the Company expects to exercise. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal amortizes in fifty-three consecutive monthly installments paid in advance averaging at $211. The charterhire principal as of December 31, 2025 was $12,018.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
AVIC Hellasship Sale and Leaseback

On June 4, 2024, the Company entered into a $19,500 sale and leaseback agreement with Hao Leo Limited (“Hao Leo”), an affiliate of AVIC International Leasing Co., Ltd. to partially refinance the CMBFL Sale and Leaseback, secured by the Hellasship and Patriotship. The agreement became effective on June 28, 2024, upon the delivery of the Hellasship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remained with the Company and the Hellaship was recorded as an asset on the Company’s consolidated balance sheet. The charterhire principal was repayable in four quarterly installments of $700 followed by sixteen quarterly installments of $388 along with a purchase obligation of $10,500 at the expiry of the bareboat charter, while it bore an interest rate of 3-month term SOFR plus 2.55% per annum. The installments were paid in advance. The Company had continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. As of December 31, 2025, the amount outstanding under the AVIC Hellasship Sale and Leaseback was $15,538.

On January 8, 2026, the Company refinanced the outstanding amount of $15,538 using the proceeds from the Huarong Hellasship Sale and Leaseback (Note 16).

AVIC Iconship Sale and Leaseback

On June 4, 2024, the Company entered into a $21,905 sale and leaseback agreement with Hao Cancer Limited (“Hao Cancer”), an affiliate of AVIC International Leasing Co., Ltd. to partially finance the acquisition of the Iconship. The agreement became effective on June 11, 2024, upon the delivery of the vessel to the lessor. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remained with the Company and the Iconship was recorded as an asset on the Company’s balance sheet. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal was repayable in four quarterly installments of $750 followed by sixteen quarterly installments of $463 along with a purchase obligation of $11,500 at the expiry of the bareboat charter, while it bore an interest rate of 3-month term SOFR plus 2.55% per annum. The installments were paid in advance. The Company had continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. As of December 31, 2025, the amount outstanding under the AVIC Iconship Sale and Leaseback was $17,517.

On January 8, 2026, the Company refinanced the outstanding amount of $17,517 using the proceeds from the Huarong Iconship Sale and Leaseback (Note 16).

AVIC Patriotship Sale and Leaseback

On June 4, 2024, the Company entered into a $16,874 sale and leaseback agreement with Hao Virgo Limited (“Hao Virgo”), an affiliate of AVIC International Leasing Co., Ltd. to partially refinance the CMBFL Sale and Leaseback, secured by the Hellasship and Patriotship. The agreement became effective on June 28, 2024, upon the delivery of the Patriotship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remained with the Company and the Patriotship was recorded as an asset on the Company’s balance sheet. The charterhire principal was repayable in four quarterly installments of $600 followed by sixteen quarterly installments of $311 along with a purchase obligation of $9,500 at the expiry of the bareboat charter, while it bore an interest rate of 3-month term SOFR plus 2.55% per annum. The installments were paid in advance. The Company had continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. As of December 31, 2025, the amount outstanding under the AVIC Patriotship Sale and Leaseback was $13,541.

On January 8, 2026, the Company refinanced the outstanding amount of $13,541 using the proceeds from the Huarong Patriotship Sale and Leaseback (Note 16).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Hinode Sale and Leaseback

On August 29, 2024, the Company entered into a $28,500 sale and leaseback agreement with Hinode Kaiun Co., Ltd and Sunmarine Maritime S.A. (collectively, “Hinode”) for the purpose of financing part of the acquisition cost of the Kaizenship. The agreement became effective on October 1, 2024, upon the delivery of the Kaizenship to the lessor. The Company sold and chartered back the vessel from Hinode on a bareboat basis for a six-year period, with a purchase obligation at the end of the sixth year. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Kaizenship will continue to be recorded as an asset on the Company’s consolidated balance sheet. The charterhire principal amortizes in seventy-two consecutive monthly installments paid in advance at $288 each, bearing an interest rate of 1-month term SOFR plus 2.50% per annum. Following the fourth anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the bareboat period, the Company has an obligation to purchase the vessel at the price of $8,250. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal as of December 31, 2025 was $23,889.

Sale and Leaseback Agreements repaid during the year ended December 31, 2025 and 2024

Flagship Cargill Sale and Leaseback

On May 11, 2021, the Company entered into a $20,500 sale and leaseback agreement with Cargill for the purpose of financing part of the acquisition cost of the Flagship. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, with a purchase obligation at the end of the fifth year. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remained with the Company and the Flagship was recorded as an asset on the Company’s consolidated balance sheet. The implied average applicable interest rate was equivalent to 2% per annum. The charterhire principal was repayable in sixty monthly installments averaging approximately $175 each along with a purchase obligation of $10,000, payable at maturity. The Company had continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement. Additionally, at the time of repurchase, if the market value of the vessel was greater than certain threshold prices, as set forth in the agreement, the Company would pay to Cargill 15% of the difference between the market price and such threshold prices (the “Asset Upside Amount”). The Company recognized a participation liability of $1,106 as of December 31, 2024, which was included under “Other liabilities – non-current” in the consolidated balance sheets. On December 12, 2025, the Company exercised its option to purchase the Flagship for $10,920 by using the proceeds from the December 2025 Danish Ship Finance Loan Facility. On that date, as a result of the refinancing, an amount of $1,572 relating to deferred finance costs and other related expenses was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss on extinguishment of debt” in the consolidated statements of income. The total participation liability at December 12, 2025 amounted to $2,216, of which $1,108 was paid upon the settlement of the sale and leaseback agreement and the remaining $1,108 will be applied against the vessel’s hire over the next couple of years under the extended time charter with Cargill. As of December 31, 2025, the amounts of $594 and $490 are included in “Accrued liabilities” and “Other liabilities, non-current”, respectively.

CMBFL Sale and Leaseback

On June 22, 2021, the Company entered into sale and leaseback agreements for the Hellasship and the Patriotship in the total amount of a $30,900 with CMB Financial Leasing (“CMBFL”) for the purpose of financing the outstanding acquisition price of both vessels. The financings bore interest at term SOFR plus a margin of 3.50% per annum. The Company had the option to buy back the vessels between the end of the second year until the end of the fifth year at predetermined prices as defined in the agreement. Under ASC 842-40, the transaction was accounted for as a financial liability. The charterhire principal was repayable in twenty quarterly installments of $780 each along with a balloon payment of $15,300 at maturity. On June 28, 2024, the facility was refinanced by the AVIC Hellasship Sale and Leaseback and the AVIC Patriotship Sale and Leaseback, while the outstanding charterhire principal of $21,540 was repaid in full. On that date, as a result of the refinancing, an amount of $649 relating to deferred finance costs and other related expenses was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss on extinguishment of debt” in the consolidated statements of income.

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

As of December 31, 2025, the Company was in compliance with all covenants relating to its loan facilities as at that date.

As of December 31, 2025, ten of the Company’s owned vessels, having a net carrying value of $264,062, were subject to first and second priority mortgages as collaterals to their long-term debt facilities. In addition, the Company’s ten bareboat chartered vessels, having a net carrying value of $242,480 as of December 31, 2025, have been financed through sale and leaseback agreements. As is in typical leaseback agreements, the title of ownership is held by the relevant lenders.

The annual principal payments required to be made after December 31, 2025 for all long-term debt and other financial liabilities, taking into consideration the reclassification of short-term obligations refinanced to long-term for the sale and leaseback agreements with Huarong and BOCL (Note 16), are as follows:

Twelve-month periods ending December 31,	Amount
2026	56,903
2027	59,243
2028	43,233
2029	50,519
Thereafter	84,060
Total	293,958

9.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the consolidated financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

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

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets subject to fair value measurement and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates (obtained through Level 2 inputs of the fair value hierarchy) approximates the fair market value as the long-term debt and other financial liabilities bear interest at floating interest rate.

10.	Commitments and Contingencies:

Contingencies

Legal proceedings are a common aspect of the shipping industry and may arise from regulatory matters, contract disputes, or other operational issues. These may include claims related to charter agreements, insurance matters, or regulatory compliance. In March 2024, a shareholder filed a lawsuit in the High Court of the Republic of the Marshall Islands against the Company and its board, alleging fiduciary duty violations related to the issuance of the Series B Preferred Shares in December 2021. The plaintiff was not a shareholder of the Company at the time of the transction at issue in the complaint. The plaintiff sought, among other things, to cancel the Series B Preferred Shares and claimed unspecified damages. In October 2024, the High Court dismissed the lawsuit in full, and in November 2024 the plaintiff filed a notice of appeal. Briefing on the appeal was concluded in May 2025, and oral argument before the Supreme Court of the Republic of the Marshall Islands was held in February 2026. On February 20, 2026, the Supreme Court affirmed the High Court’s dismissal of the lawsuit and the litigation has been concluded.

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

Commitments

Voyage revenue

The Company operates most of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters range from 10 to 30 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at December 31, 2025. For index-linked time charter contracts the calculation was made using the initial charter rates (these amounts do not include any assumed off-hire).

Twelve-month periods ending December 31,	Amount
2026	114,072
2027	24,852
Total	138,924

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Commitments under shipbuilding contracts

On October 19, 2025, the Company entered into an agreement with Hengli Shipbuilding (Dalian) Co. and Hengli Shipbuilding (Singapore) Pte. Ltd., for the construction of the Newbuilding 5 for a gross purchase price of $75,159. The vessel is expected to be delivered in the second quarter of 2027. The acquisition of the vessel will be financed with cash on hand and through a sale and leaseback agreement with an affiliate of Huarong (Note 16).

On November 28, 2025, the Company entered into an agreement for the acquisition of the Newbuilding 1, from Jiangsu Hantong Ship Heavy Industry Co., Ltd., for a gross purchase price of $75,750. The vessel is expected to be delivered in the second quarter of 2028. The acquisition of the vessel will be financed with cash on hand and through a sale and leaseback agreement with an affiliate of BOCL (Note 16).

The following table sets forth the Company’s contractual annual payments to be made subsequent to December 31, 2025 based on commitments to non-cancelable contracts as at December 31, 2025.

Twelve-month periods ending December 31,	Amount
2026	44,996
2027	63,687
2028	42,225
Total	150,908

Lease payments – office space

In April 2018, the Company moved into its current office spaces under a five-year lease term, with a Company’s option to extend the lease term for another five-year term. On September 16, 2020, the lease term was amended and set for ten years (i.e., April 2028), with a Company’s option to extend the lease term for two consecutive five-year terms thereafter. The monthly rent was set at Euro 12,747 and after the prepayment of Euro 250,000, on September 22, 2020 resulted in a reduced monthly rent of Euro 10,000 or ($11.8 based on the Euro/U.S. dollar exchange rate of €1.0000: $1.1763 as of December 31, 2025). Under ASC 842, the lease is classified as an operating lease and an “operating lease liability” and an “operating lease, right-of-use asset” based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in general and administration expenses. The rent expense for the years ended December 31, 2025, 2024 and 2023 was $172, $165 and $166, respectively.

The weighted average discount rate that was used for the recognition of this lease, which was the Company’s incremental borrowing rate at lease commencement, is approximately 6.24%. The following table sets forth the Company’s undiscounted office rental obligations as at December 31, 2025:

Twelve-month periods ending December 31,	Amount
2026	141
2027	141
2028	35
Total	317
Less: discount based on incremental borrowing rate	(103)
Present value of operating lease liability	214

Operating lease liability, current	98
Operating lease liability, non-current	116
Present value of operating lease liability	214

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
11.	Capital Structure:

(a)	Preferred Stock

The Company is authorized to issue up to 25,000,000 registered shares of preferred stock with a par value of $0.0001. The board of directors of the Company is expressly granted the authority to issue preferred shares and to establish such series of preferred shares with such designations, preferences and relative participating, rights, qualifications, limitations or restrictions as it determines. As at December 31, 2025 and 2024, the Company had 20,000 series B preferred shares issued and outstanding with par value $0.0001 per share. The series B preferred shares were issued on December 10, 2021, to the Company’s Chief Executive Officer, a related party, for a total cash consideration of $250. The issuance of the Series B preferred shares was approved by a special independent committee of the board of directors of the Company which obtained a fairness opinion from an independent financial advisor regarding the value of the preferred shares. Each series B preferred shares entitle the holder to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of series B preferred shares may exercise voting rights pursuant to series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. The holder of series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The series B preferred shares are not convertible into common shares or any other security, are not redeemable, are not transferable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the series B preferred shares will rank pari-passu with the common shareholders and shall be entitled to receive a payment equal to the par value of $0.0001 per share. The Series B preferred holder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

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

On November 11, 2025, the Company declared a regular quarterly cash dividend of $0.13 per share for the third quarter of 2025, to all shareholders of record as of December 29, 2025. The dividends amounting to $2,745 were paid on January 9, 2026 (Note 16) and are included in “Other current liabilities” as of December 31, 2025 in the accompanying consolidated balance sheet.

On August 4, 2025, the Company declared a regular quarterly dividend of $0.05 per share for the second quarter of 2025, to all shareholders of record as of September 29, 2025. The dividends amounting to $1,056 were paid on October 10, 2025.

On May 26, 2025, the Company declared a regular quarterly cash dividend of $0.05 per share for the first quarter of 2025, to all shareholders of record as of June 27, 2025. The dividends amounting to $1,045 were paid on July 10, 2025.

On March 5, 2025, the Company declared a regular quarterly dividend of $0.10 per share for the fourth quarter of 2024, to all shareholders of record as of March 27, 2025. The dividends amounting to $2,090 were paid on April 10, 2025.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On November 1, 2024, the Company declared a regular quarterly dividend of $0.26 per share for the third quarter of 2024 which was paid on January 10, 2025 to all shareholders of record as of December 27, 2024. The dividends amounting to $5,297 were paid on January 10, 2025.

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

On January 10, 2024, the Company paid a regular quarterly dividend of $0.025 per share or $491 for the third quarter of 2023 to all shareholders of record as of December 22, 2023.

Total dividends declared in the years ended December 31, 2025 and December 31, 2024 amounted to $6,936 and $15,556, respectively.

iii)	Common stock issuances

On December 14, 2023, the Company entered into an “at the market” offering program with B. Riley Securities, Inc., as sales agent (the “Sales Agent”). In accordance with the terms of the at-the-market sale agreement with the Sales Agent, the Company may offer and sell a number of its common shares, having an aggregate offering price of up to $30,000 at any time and from time to time through the Sales Agent, as agent or principal. The Company intends to use the net proceeds from any sales under the “at the market” offering program for general corporate purposes, which may include buybacks of common shares, additions to working capital, capital expenditures, repayment of debt, financing of possible vessel acquisitions and other investments, or a combination thereof. During the year ended December 31, 2025, no shares were sold. During the year ended December 31, 2024, 576,120 shares have been sold from the Company for gross proceeds of $5,091 under the “at-the-market” offering program and are shown in consolidated statement of stockholder’s equity as of December 31, 2024, net of $295 offering expenses. During the year ended December 31, 2023, 1,099 shares have been sold from the Company for gross proceeds of $8 under the offering program and are shown in the consolidated statements of stockholders’ equity, net of $199 offering expenses.

On July 2, 2021, the Company’s board of directors declared a dividend of one preferred share purchase right (a “Right”) for each of the Company’s outstanding common shares and adopted a shareholder rights plan. On December 13, 2023, the Company’s board of directors approved an amendment and restatement of the Rights Agreement to make certain technical or ministerial changes (the “Shareholders Rights Agreement”). Each Right will allow its holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Share (a “Preferred Share”) for $30.00 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights. The Rights will not be exercisable until ten days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of the Company’s outstanding common shares. The Acquiring Person will not be entitled to exercise these Rights. If an Acquiring Person obtains beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of the Company’s common shares, then each Right will entitle the holder to purchase for the Exercise Price, in lieu of one one-thousandth of a share of Series A Preferred Stock, a number of common shares having a then-current market value of twice the Exercise Price. In addition, if after an Acquiring Person obtains 10% (15% in the case of a passive institutional investor) or more of the Company’s common shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right will entitle the holder to purchase, for the Exercise Price, a number of common shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price. The board of directors may redeem the Rights for $0.0001 per Right under certain circumstances. The Rights expire on the earliest of (i) December 14, 2026; or (ii) the redemption or exchange of the Rights. As at December 31, 2025, 2024 and 2023, no Rights were exercised.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
iv)	Buybacks

In December 2023, the Board of Directors of the Company authorized a new share repurchase plan under which the Company may repurchase up to $25,000 of its outstanding common shares, convertible note or warrants (the “December 2023 Repurchase Plan”). During 2024, the Company repurchased 519,041 of its outstanding common shares at an average price of approximately $9.35 per share for a total of $4,850, inclusive of commissions and fees. All the repurchased shares have been cancelled as of December 31, 2024. On November 12, 2025, the Company extended the share repurchase plan through the period ending December 31, 2026. During 2025, the Company did not repurchase any of its outstanding commons shares.

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

(c)	Warrants

There are no warrants outstanding as of December 31, 2025.

Class E Warrants

The Company’s previously issued Class E Warrants expired according to their terms on August 20, 2025.

During the year ended December 31, 2025, 212,233 shares were issued from Class E warrants, for gross proceeds of $845. During the year ended December 31, 2024, 180,000 shares were issued from Class E warrants, for gross proceeds of $885. During the year ended December 31, 2023, no shares were issued from Class E warrants exercises. On January 10, 2023, the Company completed its tender offer to purchase all outstanding Class E Warrants at a price of $0.20 per warrant. The total number of warrants tendered was 4,038,114 warrants, representing approximately 47% of the outstanding Class E Warrants at the time of the tender offer.

Class D Warrants

The Company’s previously issued Class D Warrants expired according to their terms on April 2, 2025.

Representative Warrants

The Company’s previously issued Representative Warrants expired according to their terms in April 2023.

12.	Vessel Revenue and Voyage expenses:

Revenue Recognition

Demurrage income for the years ended December 31, 2025, 2024 and 2023 was $254, $NIL and $NIL, respectively.

Despatch expense for the years ended December 31, 2025, 2024 and 2023 was $83, $NIL and $NIL, respectively.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Disaggregation of Revenue

The following table presents the Company’s statements of income figures derived from spot charters and time charters for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Vessel revenues from spot charters, net of commissions	3,030	-	-
Vessel revenues from time charters, net of commissions	152,489	164,881	107,036
Total	155,519	164,881	107,036

The Company disaggregates its revenue from contracts with customers by the type of charter (time and spot charters). As of December 31, 2025 and 2024, the trade accounts receivable was $871 and $404, respectively, and related to time charters.

The current portion of Deferred revenue as of December 31, 2025 and December 31, 2024 was $4,934 and $2,094, respectively and relates to cash received in advance of performance under operating leases and to premiums for energy devices (i.e., increased daily hire rates provided for by the chartering agreements) for specific equipment installed in the vessels. The non-current portion of Deferred revenue as of December 31, 2025 and December 31, 2024 was $NIL and $67 and relates to premiums for energy saving devices (i.e. increased daily hire rates provided for by the chartering agreements) for specific equipment installed in the vessels. The Deferred revenue is allocated on a straight-line basis over the minimum duration of each charter party.

Charterers individually accounting for more than 10% of revenues during the years ended December 31, 2025, 2024 and 2023 were:

Customer	2025	2024	2023
A	32%	34%	28%
B	20%	22%	25%
C	17%	-	-
D	13%	12%	18%
E	-	-	12%
Total	82%	68%	83%

Voyage Expenses

The following table presents the Company’s statements of income figures derived from spot charters and time charters for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Voyage expenses from spot charters	1,564	-	-
Voyage expenses from time charters	3,960	3,297	2,851
Total	5,524	3,297	2,851

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
13.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	Year ended December 31,
	2025	2024	2023
Interest on long-term debt and other financial liabilities	19,135	17,838	17,864
Interest on finance lease liability	518	898	219
Amortization of deferred finance costs and debt discounts	1,885	1,726	2,155
Convertible notes interest expense	-	-	178
Amortization of deferred finance costs and debt discounts (shares issued to third party - non-cash)	-	-	86
Other	183	141	192
Total	21,721	20,603	20,694

14.	Earnings per Share:

The calculation of net income per common share is summarized below:

	For the years ended December 31,
	2025	2024	2023

Net income	$21,242	$43,472	$2,282
Less: Dividends to non-vested participating securities	(133)	(549)	(61)
Less: Undistributed earnings to non-vested participating securities	(279)	(980)	(10)
Net income attributable to common shareholders, basic	$20,830	$41,943	$2,211

Undistributed earnings to non-vested participating securities	$279	$980	$10
Undistributed earnings reallocated to non-vested participating securities	(279)	(974)	(10)
Net income attributable to common shareholders, diluted	$20,830	$41,949	$2,211

Weighted average common shares outstanding, basic	20,471,002	19,745,379	18,394,419
Effect of dilutive securities:
Warrants	66,794	134,497	48,269
Weighted average common shares outstanding, diluted	20,537,796	19,879,876	18,442,688

Net income per share attributable to common shareholders, basic	$1.02	$2.12	$0.12
Net income per share attributable to common shareholders, diluted	$1.01	$2.11	$0.12

As of December 31, 2025, 2024 and 2023, 242,900, 252,000 and 607,580, respectively, non-vested participating shares under the Company’s Equity Incentive Plan were excluded from the computation of diluted shares as their effect was already considered under the more dilutive two-class method used above (Note 15). Additionally, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as of December 31, 2025, 2024 and 2023, because to do so would have anti-dilutive effect, are NIL, 27,304 and 27,304 incremental shares, respectively, of unexercised warrants (if any) that are out-of-the money as of the reporting date (Note 11), calculated with the treasury stock method.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
15.	Equity Incentive Plan:

On March 12, 2025, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 600,000 shares. On the same date, the Compensation Committee granted an aggregate of 528,200 restricted shares of common stock pursuant to the Plan. Of the total 528,200 shares issued on March 12, 2025, 311,500 shares were granted to the non-executive members of the board of directors and to the executive officers and 216,700 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $7.35. 125,300 shares vested on the date of the issuance, March 12, 2025, 159,500 shares vested on September 12, 2025, taking into consideration 500 forfeited shares, 104,100 shares vested on March 12, 2026 and 138,800 shares will vest on September 14, 2026.

On March 27, 2024, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 550,000 shares. On the same date, the Compensation Committee granted an aggregate of 502,500 restricted shares of common stock pursuant to the Plan. Of the total 502,500 shares issued on March 27, 2024, 285,000 shares were granted to the non-executive members of the board of directors and to the executive officers and 217,500 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $8.42. 107,250 shares vested on the date of the issuance, March 27, 2024, 142,150 shares vested on September 27, 2024, taking into consideration 1,100 forfeited shares, 108,000 shares vested on March 27, 2025 and 144,000 shares vested on September 26, 2025.

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

The related expense for shares granted to the Company’s board of directors and certain of its employees for the years ended December 31, 2025, 2024 and 2023, amounted to $3,958, $4,843 and $8,852, respectively, and is included under general and administration expenses. The related expense for shares granted to non-employees for the years ended December 31, 2025, 2024 and 2023, amounted to $107, $144 and $295, respectively, and is included under voyage expenses.

Restricted shares during 2025 and 2024 are analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2023	607,580	$4.78
Granted	502,500	8.42
Vested	(856,314)	6.15
Forfeited	(1,766)	7.21
Outstanding at December 31, 2024	252,000	$7.36
Granted	528,200	7.35
Vested	(536,800)	7.85
Forfeited	(500)	7.35
Outstanding at December 31, 2025	242,900	$6.25

The unrecognized cost for the non-vested shares granted to the Company’s board of directors, certain of its employees and the Company’s commercial manager, a non-employee, as of December 31, 2025 and 2024 amounted to $623 and $808, respectively. On December 31, 2025, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s board of directors and its other employees not yet recognized is expected to be recognized is 0.70 years.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
16.	Subsequent Events:

On January 7, 2026, the Company paid the first installment of $11,175 for the Hantong shipyard contract (Note 6) for the purchase of the Newbuilding 1.

On January 8, 2026, the Huarong Hellasship Sale and Leaseback, the Huarong Patriotship Sale and Leaseback and the Huarong Iconship Sale and Leaseback became effective upon the delivery of the respective vessels to the lessors (Note 8).

On January 9, 2026, the Company paid a regular quarterly cash dividend of $0.13 per share for the third quarter of 2025 to all shareholders of record as of December 29, 2025 (Note 11).

Οn January 30, 2026, the Company entered into an agreement with Hengli Shipbuilding (Dalian) Co., Ltd. and Hengli Shipbuilding (Singapore) Pte. Ltd. for the construction of a 181,500 dwt scrubber-fitted Capesize vessel, (“Newbuilding 4”). The contract price is $75,159, with delivery expected in the third quarter of 2027. The purchase price will be paid in five installments, linked to the vessel’s construction milestones, with 45% of the purchase price payable over the next 14 months and the remaining 55% upon delivery of the vessel.

On February 6, 2026, following United exercising its right of first offer, the Company entered into an agreement with United for the disposal of the Dukeship through an 18-month bareboat charter. The charter period commenced following the delivery of the vessel on February 12, 2026. United has advanced a downpayment of $5,500 and will pay a daily charter rate of $9.5, with a purchase obligation of $22,050 at the end of the bareboat charter. A special committee of disinterested members of the Company’s Board of Directors negotiated the terms and approved the agreement. Seanergy Shipmanagement undertook the technical management of the vessel with effect as of the commencement of the charter period earning a fixed management fee of $14 per month.

On February 13, 2026, the Company declared a regular quarterly cash dividend of $0.20 per common share for the fourth quarter of 2025 payable on or about April 10, 2026 to all shareholders of record as of March 27, 2026.

On February 25, 2026, the Company entered into a ten-year bareboat charter agreement with an unaffiliated third party for a Japanese newbuilding 181,500 dwt scrubber-fitted Capesize vessel, (“Newbuilding 3”), to be built in Imabari Shipbuilding Co., Ltd. The Company advanced a down payment of $3,875 upon signing of the agreement and will pay an additional down payment of $7,750 one year after the signing of the bareboat charter agreement, as well as $3,875 upon delivery of the vessel to the Company, which is expected in the first quarter of 2029. Upon the delivery of the vessel, the Company will pay a monthly charter rate of $295 over the period of the bareboat charter. The bareboat charter will bear an interest rate of 1-month term SOFR plus 2.20% per annum. Following the fifth anniversary of the bareboat charter, the Company will have continuous options to purchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement. At the end of the bareboat period, the Company will have an option to purchase the vessel for $26,970, which the Company expects to exercise.

Οn February 26, 2026, the Company entered into an agreement with an unaffiliated third party for the acquisition of a Japanese newbuilding 181,500 dwt scrubber-fitted Capesize vessel, (“Newbuilding 2”), to be built by Imabari Shipbuilding Co., Ltd. The contract price is $80,100, with delivery expected between the second and the third quarter of 2027. The purchase price will be paid in two installments. The 20% of the purchase price was paid upon the signing of the contract and the remaining 80% upon delivery of the vessel.

On March 2, 2026, the Company entered into a $26,500 sale and leaseback agreement with an affiliate of BOCL to finance the purchase option cost of the Partnership under the Chugoku Bank Sale and Leaseback. The Company sold and chartered back the vessel on a bareboat basis for a six-and-a-half-year period which commenced on March 9, 2026. The charterhire principal amortizes in twenty-six quarterly installments of $779, bearing an interest rate of 3-month term SOFR plus 1.85% per annum. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the second anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On March 6, 2026, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 600,000 shares. On the same date, the Compensation Committee granted an aggregate of 554,100 restricted shares of common stock pursuant to the Plan. Of the total 554,100 shares issued on March 6, 2026, 313,500 shares were granted to the non-executive members of the board of directors and to the executive officers and 240,600 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $13.28. 132,650 shares vested on the date of the issuance, March 6, 2026, 168,750 shares will vest on September 7, 2026, 108,300 shares will vest on March 8, 2027 and 144,400 shares will vest on September 8, 2027.

On March 9, 2026, the Company entered into a $57,750 sale and leaseback agreement with an affiliate of BOCL for the purpose of financing the construction cost of the Newbuilding 1. Upon delivery of the vessel from the shipyard, the Company is expected to sell and charter back the vessel on a bareboat basis for an eight-year period. Under the agreement, the lessor will provide pre‑delivery financing for certain installments under the shipsales contract, with accrued interest payable in arrears on the relevant drawdown amounts. The charterhire principal will amortize in thirty-two quarterly installments of $670, bearing an interest rate of 3-month term SOFR plus 1.85% per annum. The Company will have continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the second anniversary of the bareboat charter. At the end of the bareboat charter period, if the purchase option has not been exercised, the Company will be obligated to pay a Purchase Option Premium (as defined therein) amounting to $10,000. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.
On March 11, 2026, following United exercising its right of first offer, the Company agreed the main terms to sell the Squireship to United for an aggregate purchase price of $29,500. The sale is subject to entering into a memorandum of agreement and United’s financing the purchase. The vessel is expected to be delivered by mid-June 2026.